Form 20-F
period 2016-12-31
GRUPO TELEVISA, S.A.B.
filed 2017-04-28
CIK 912892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2016 was:

116,283,293,967 Series “A” Shares
53,800,800,745 Series “B” Shares
85,592,124,781 Series “L” Shares
85,592,124,781 Series “D” Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

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

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company.  See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†                 The term “new or revised financial accounting standards” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

Item 19.	Exhibits	145

We publish our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which differ in some significant respects from generally accepted accounting principles in the United States, or U.S. GAAP, and accounting procedures adopted in other countries.

Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2016 and (ii) references to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “U.S. dollars,” “$” or “U.S.$” are to United States dollars.

In this annual report, “we,” “us,” “our” or “Company” refer to Grupo Televisa, S.A.B. and, where the context requires, its consolidated entities.  “Group” refers to Grupo Televisa, S.A.B. and its consolidated entities.

Part I

Item 1.         Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

Item 3.         Key Information

Selected Financial Data

The following tables present our selected consolidated financial information as of and for each of the periods indicated. This information is qualified in its entirety by reference to, and should be read together with, our audited consolidated year-end financial statements. The following data for each of the years ended December 31, 2016, 2015, 2014, 2013 and 2012 has been derived from our audited consolidated year-end financial statements, including the consolidated statements of financial position as of December 31, 2016 and 2015, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2016, 2015 and 2014, and the accompanying notes appearing elsewhere in this annual report.

The selected consolidated financial information as of December 31, 2016, 2015, 2014, 2013 and 2012 and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, was prepared in accordance with IFRS, as issued by the IASB.

The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translations included in the following tables, except capital expenditures,  is determined by reference to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de México, S.A., or CitiBanamex, as of December 31, 2016, which was Ps.20.6356 per U.S. Dollar. This annual report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.

Year Ended December 31,
2016	2016	2015	2014	2013	2012
(Millions of U.S. Dollars or millions of Pesos)(1)
Income Statement Data:
Net sales	U.S.$	4,666	Ps.	96,287	Ps.	88,052	Ps.	80,118	Ps.	73,791	Ps.	69,290
Operating income	804	16,598	18,745	13,956	18,738	18,140
Finance (expense) income, net (2)	(462)	(9,532)	(123)	(4,329)	885	(3,350)
Net income	258	5,333	12,325	6,660	10,234	10,069
Net income attributable to stockholders of the Company	180	3,721	10,899	5,387	7,748	8,761
Net income attributable to non-controlling interests	78	1,612	1,426	1,273	2,486	1,308
Basic earnings per CPO attributable to stockholders of the Company (3)	—	1.28	3.77	1.87	2.71	3.08
Diluted earnings per CPO attributable to stockholders of the Company (3)	—	1.20	3.52	1.74	2.50	2.83
Weighted-average number of shares outstanding (in millions)(3)(4)	—	341,017	338,291	337,551	335,263	333,372
Cash dividend per CPO(3)	—	0.35	0.35	—	0.70	0.35
Comprehensive Income Data:
Total comprehensive income	U.S.$	201	Ps.	4,144	Ps.	11,982	Ps.	8,982	Ps.	11,833	Ps.	10,530
Total comprehensive income attributable to stockholders of the Company	118	2,426	10,478	7,672	9,336	9,243
Total comprehensive income attributable to non-controlling interests	83	1,718	1,504	1,310	2,497	1,287

			As of December 31,
	2016		2016		2015		2014		2013		2012
Financial Position Data:
Cash and cash equivalents	U.S.$	2,304	Ps.	47,546	Ps.	49,397	Ps.	29,729	Ps.	16,692	Ps.	19,063
Temporary investments	266		5,498		5,330		4,789		3,723		5,317
Total assets	14,977		309,054		281,474		235,552		194,109		164,997
Short-term debt and current portion of long-term debt (5)	41		851		2,980		337		314		375
Interest payable(5)	89		1,827		1,184		975		796		742
Long-term debt, net of current portion(6)	6,113		126,147		107,431		80,661		59,743		52,616
Customer deposits and advances	1,052		21,709		20,985		20,435		22,437		21,985
Capital stock	241		4,978		4,978		4,978		4,978		4,978
Total equity (including non-controlling interests)	4,666		96,284		99,522		87,915		78,579		68,535
Shares outstanding (in millions)(4)	—		341,268		338,468		338,056		335,501		333,898

			Year Ended December 31,
	2016		2016		2015		2014		2013		2012
Cash Flow Data:
Net cash provided by operating activities	U.S.$	1,776	Ps.	36,657	Ps.	31,286	Ps.	28,463	Ps.	23,806	Ps.	22,556
Net cash used in investing activities	(1,405)		(29,000)		(23,782)		(22,740)		(25,246)		(12,167)
Net cash (used in) provided by financing activities	(484)		(9,991)		12,033		7,231		(924)		(7,548)
(Decrease) increase in cash and cash equivalents	(90)		(1,851)		19,668		13,037		(2,371)		2,787
Other Financial Information:
Capital expenditures(7)	U.S.$	1,491	Ps.	27,942	Ps.	25,524	Ps.	17,004	Ps.	14,871	Ps.	11,428
Other Data (unaudited):
Magazine circulation (millions of copies)(8)	—		90		103		117		126		129
Number of employees (at year end)	—		42,200		43,900		39,500		32,000		28,600
Number of Sky subscribers (in thousands at year end)(9)	—		8,027		7,284		6,638		6,015		5,153
Number of Pay Television RGUs (in thousands at year end)(10)	—		4,206		4,061		3,357		2,495		2,309
Number of Broadband Internet RGUs (in thousands at year end)(10)	—		3,412		3,067		2,289		1,667		1,306
Number of Digital Telephony RGUs (in thousands at year end)(10)	—		2,113		1,891		1,228		916		754

Notes to Selected Consolidated Financial Information:

(1)           Except per Certificado de Participación Ordinario, or CPO, magazine circulation, employees, subscribers and Revenue Generating Units, or RGUs.

(2)           Includes interest expense, interest income, foreign exchange loss or gain, net, and other finance income or expense, net. See Note 22 to our consolidated year-end financial statements.

(3)           For further analysis of net earnings per CPO (as well as corresponding amounts per Series “A” Share not traded as CPOs), see Note 24 to our consolidated year-end financial statements. In April 2016 and 2015, the Company´s stockholders approved the payment of a dividend of Ps.0.35 per CPO, respectively. In 2014, the Company´s stockholders did not approve the payment of any dividends. In December 2013, and April 2013 and 2012, our stockholders approved the payment of a dividend of Ps.0.35 per CPO, respectively.

(4)           As of December 31, 2016, 2015, 2014, 2013 and 2012 we had four classes of common stock: Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares. Our shares are publicly traded in the United Mexican States, or Mexico, primarily in the form of CPOs, each CPO representing 117 shares comprised of 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares; and in the United States in the form of Global Depositary Shares, or GDSs, each GDS representing five CPOs. As of December 31, 2016, there were approximately 2,445.5 million CPOs issued and outstanding, each of which was represented by 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares, and an additional number of approximately 55,146.3 million Series “A” Shares, 0.2 million Series “B” Shares, 0.2 million Series “D” Shares and 0.2 million Series “L” Shares issued and outstanding (not in the form of CPO units). See Note 16 to our consolidated year-end financial statements.

(5)           The figures set forth in this line item are presented at amortized cost (principal amount, net of finance costs). Interest payable is included in current portion of long-term debt in the consolidated statements of financial position as of December 31, 2016 and 2015, and prior to 2014 was presented as a separate line item of consolidated current liabilities in the consolidated statement of financial position. See Notes 2(n) and 13 to our consolidated year-end financial statements.

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

Dividends

Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the Series “A” Shares and Series “B” Shares voting together, generally, but not necessarily, on the recommendation of the Board of Directors, as well as a majority of the Series “A” Shares voting separately.  Emilio Azcárraga Jean indirectly controls the voting of the majority of the Series “A” Shares and, as a result of such control, both the amount and the payment of dividends require his affirmative vote.  See “Major Stockholders and Related Party Transactions — The Major Stockholders”.  On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual ordinary dividend of Ps.0.35 per CPO.  On April 27, 2012, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,097.8 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 2, 2013, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share.  In addition to the dividend payment approved by our stockholders on April 2, 2013, and based on a proposal by our Board of Directors, on December 9, 2013, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. The dividend approved on December 9, 2013 was in lieu of the annual dividend for 2014 that would otherwise typically have been approved in April 2014. On April 29, 2015, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 28, 2016, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps. 1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps. 0.002991452991 per share. On April 28, 2017, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted on and approved at the applicable general stockholders’ meetings.

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

Period	High	Low	Average(1)	Period End
2012	14.3650	12.6250	13.1539	12.9635
2013	13.4330	11.9760	12.7584	13.0980
2014	14.7940	12.8455	13.3022	14.7500
2015	17.3580	14.5640	15.8735	17.1950
2016	20.8415	17.1900	18.6674	20.6170
October	19.3350	18.4850	18.8912	18.7900
November	20.8415	18.4350	20.0086	20.4565
December	20.7375	20.2230	20.4992	20.6170
2017 (through April 21, 2017)	21.8910	18.4780	19.9488	18.8425
January	21.8910	20.7530	21.3911	20.8355
February	20.8155	19.7350	20.3008	19.9975
March	19.9265	18.6650	19.2800	18.8290
April (through April 21, 2017)	18.8680	18.4780	18.7015	18.8425

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

On April 21, 2017 the noon buying rate was Ps. 18.8425 per U.S.$1.00.

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

Mexico Has Experienced Adverse Economic Conditions, Which Could Have a Negative Impact on Our Results of Operations and Financial Condition

Mexico has historically experienced uneven periods of economic growth. Mexican gross domestic product, or GDP, increased by 2.3% in 2014, increased by 2.6% in 2015 and increased by 2.3% in 2016. Mexican GDP growth fell short of Mexican government forecasts in 2016 and, according to Mexican government forecasts, Mexican GDP is expected to increase in a range between 1% — 2% in 2017. We cannot assure you that these estimates and forecasts will prove to be accurate.

Any future economic downturn, including downturns in the United States, Europe, Asia or anywhere else in the world, could affect our financial condition and results of operations.  For example, demand for advertising may decrease both because consumers may reduce expenditures for our advertisers’ products and because advertisers may reduce advertising expenditures and demand for publications, cable television, direct-to-home, or DTH, satellite services, pay-per-view programming, telecommunications services and other services and products may decrease because consumers may find it difficult to pay for these services and products.

Developments and the Perception of Risk in other Countries, Especially in Europe, the United States and Emerging Market Countries, May Materially Adversely Affect the Mexican Economy, the Market Value of Our Securities and Our Results of Operations

The market value of securities of Mexican companies, the social, economic and political situation in Mexico and our financial condition and results of operations are, to varying degrees, affected by economic and market conditions in other countries, including the United States, China and other Latin American and emerging market countries.  Therefore, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value or trading price of securities of Mexican issuers. Crises in the United States, China or other emerging market countries may reduce investor interest in securities issued by Mexican companies, including those issued by us.

In the past, the development of adverse economic conditions in other emerging market countries resulted, in general, in capital flight and, as a consequence, in a decrease in the value of foreign investments in Mexico. The financial crisis that originated in the United States during the third trimester of 2008 triggered a recession of global scale. This adversely affected the Mexican economy and Mexican capital markets, both directly and indirectly, and led to, among other things, fluctuations in the trading prices of securities issued by publicly owned companies, scarcity of credit, spending cuts, slowdown in the global economy, exchange rate volatility and inflationary pressures. Recent turmoil in other large economies, such as those in Europe and China, could also have such effect. Further, our operations, including the demand for our products or services, and the price of our securities, have also historically been adversely affected by increases in interest rates in the United States and elsewhere.

Any of these factors, if they were to occur again, would negatively affect the market value of our securities and make it more difficult for us to access capital markets and finance our operations in the future, which could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and the market price of our securities.

In addition, in recent years economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of NAFTA and increased economic activity between the two countries. Adverse economic conditions in the United States, the termination or renegotiation of NAFTA or other related events could have a significant adverse effect on the Mexican economy. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not materially adversely affect our business, financial condition, results of operations, cash flows, prospects and the market price of our shares. In addition, there is uncertainty in global markets stemming from the June 2016 referendum regarding the role of the United Kingdom in the European Union and the subsequent outcome of the vote to leave the European Union (“Brexit”). It is likely that the United Kingdom’s choice to leave the European Union will have a significant impact on macroeconomic conditions in the United Kingdom, the European Union and the rest of the world. Immediately following Brexit, there were significant devaluations of the British pound. In the days following Brexit, the performance of global financial markets, particularly international stock markets, was significantly affected. Even though the long-term effects of Brexit on capital markets, foreign exchange markets and on the overall political and macroeconomic situation globally remain uncertain, there will likely continue to be a period of instability and volatility in global financial markets until the terms and times of the United Kingdom’s departure from the European Union are clear. As a result, Brexit may adversely affect political regulatory, economic and market conditions and contribute to the instability of global political institutions, regulatory agencies and financial markets, negatively impacting our business, results of operations and financial condition.

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

The results of the United States presidential election in November 2016 and public decisions and announcements of the new administration that began in January 2017 have had, and may continue to have, an adverse effect on the value of the Peso against other currencies, particularly the U.S. Dollar. The decision by the U.S. Federal Reserve to increase applicable interest rates for bank reserves could also affect the exchange rate of the Peso relative to the U.S. Dollar.

An Increase in Interest Rates in the United States Could Adversely Impact the Mexican Economy and May Have a Negative Effect on Our Financial Condition or Performance

A decision by the U.S. Federal Reserve to increase applicable interest rates for banks’ reserves may lead to a general increase in interest rates in the United States. This, in turn, may redirect the flow of capital from emerging markets into the United States because investors may be able to obtain greater risk-adjusted returns in larger or more developed economies than in Mexico. Thus, companies in emerging market economies such as Mexico could find it more difficult and expensive to borrow capital and refinance existing debt. This may negatively affect our potential for economic growth and our ability to refinance our existing debt and could materially adversely affect our business, financial condition, results of operations, cash flows, prospects and the market price of our shares.

The United States Presidential Election Took Place in November 2016. Any Renegotiation of Trade Agreements or Other Changes in Foreign Policy by the New Presidential Administration in the United States Could Adversely Affect Imports and Exports Between Mexico and the United States and Other Economic and Geopolitical Effects may Adversely Affect Us

The new presidential administration in the United States could renegotiate the terms of trade agreements between the United States and Mexico, such as the North American Free Trade Agreement, or NAFTA. The Mexican government has mentioned its willingness to renegotiate or withdraw from NAFTA. The actions described above by either government, or both, could significantly adversely affect our activities, financial condition, results of operations, cash flows and prospects as well as the market price of our shares. Other economic and geopolitical effects may also adversely affect us.

High Inflation Rates in Mexico May Decrease Demand for Our Services While Increasing Our Costs

In the past Mexico has experienced high levels of inflation, although the rates have been lower for the past years.  The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 4.1% in 2014, 2.1% in 2015, 3.4% in 2016 and is projected to be 5.6% in 2017.  An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States.  High inflation rates can adversely affect our business and results of operations in, among others, the following ways:

•              inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products; and

•              to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms.

High Interest Rates in Mexico Could Increase Our Financing Costs

In the past, Mexico had, and may in the future have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 3.0%, 3.0% and 4.2% for 2014, 2015 and 2016, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

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

Mexico’s Federal Antitrust Law and the LFTR, including their regulations, may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions. In addition, the Federal Antitrust Law and its regulations, as well as the conditions and measures imposed by the Instituto Federal de Telecomunicaciones, or Federal Telecommunications Institute, or IFT, an institute with constitutional autonomy responsible for overseeing the broadcasting (radio and television) and telecommunications industries and their antitrust matters, or by the Comisión Federal de Competencia Económica, or Mexican Antitrust Commission, or COFECE, may adversely affect our ability to determine the rates we charge for our services and products or the manner in which we provide our products or services.  Approval of IFT or the COFECE, as applicable, is required to acquire certain businesses or enter into certain joint ventures.  There can be no assurance that in the future IFT or the COFECE, as the case may be, will authorize certain acquisitions or joint ventures related to our businesses, the denial of which may adversely affect our business strategy, financial condition and results of operations. IFT or COFECE, as applicable, may also impose conditions, obligations and fines that could adversely affect some of our activities, our business strategy, our financial condition and results of operations.  See “— Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations”.

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

Pursuant to a resolution published in the Official Gazette of the Federation, concessionaires or groups having commercial, organizational, economic or legal relations and that together hold concessions for broadcasting services representing at least 12 MHz of radio-electric spectrum in any geographic coverage zone may not participate in the public bid for National Digital Networks. Accordingly, we were prevented from participating in the bidding. In March 2015, IFT issued its ruling announcing Grupo Radio Centro, S.A.B. de C.V., or Grupo Radio Centro and Cadena Tres I, S.A. de C.V., or Imagen Television as winning bidders for two free to air broadcasting licenses with separate national coverage.  Imagen Television has completed the process, has received its license and began broadcasting on October 17, 2016. However, since Grupo Radio Centro failed to pay the amount they bid for their free to air broadcasting license, the IFT’s ruling announcing them as a winning bidder was declared null and void and they did not receive the license.  As a result, the portion of the spectrum which was going to be assigned to Grupo Radio Centro is in an auction process. The new bid is for 148 channels of Digital Terrestrial Television, and we may be permitted to participate in certain geographical areas only.

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

Due to the recent digital transition and the analog shutdown in Mexico, we experienced a loss of a portion of our audience which do not have access to digital radio and/or television.

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

Limitation of the deduction of non-taxable employee benefits: As a result of the tax reform, employee benefits that are exempt from income tax are deductible only up to 53%. This reform has resulted in an increase in income tax payable by some of our subsidiaries.

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

Certain pay-TV concessionaries benefit from the free use of broadcast for retransmission to their subscribers. Consequently, the business that licenses to pay-TV concessionaires our television signals and our subsidiary that is the owner and/or licensor of the audiovisual works that we have produced or distributed, jointly or separately by us and some of our subsidiaries, have ceased receiving significant income from licensing retransmission rights, which has affected and will continue to affect their results of operations.

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

On April 11, 2014, we, together with some of our subsidiaries, filed an amparo proceeding challenging the constitutionality of the Guidelines. On February 2015, certain amendments to the Guidelines were published in the Official Gazette, which among other provisions, require pay-TV concessionaires to retransmit the broadcast signals on all the commercial packages they offer to their subscribers and not only on their basic packages. On March 2015, the Company and the aforementioned subsidiaries, filed an extension to the original claims in the amparo proceeding, which was resolved maintaining the terms of the Guidelines.

On March 6, 2014, IFT issued a decision (the “Preponderance Decision”) whereby it determined that we, together with other entities with concessions to provide broadcast television, including some of our subsidiaries, are preponderant economic agents in the broadcasting sector in Mexico (together, the “Preponderant Economic Agent”).  The Preponderance Decision imposes on the Preponderant Economic Agent various measures, terms, conditions and restrictive obligations, some of which are described below, that may significantly and adversely affect the activities and businesses of our broadcasting businesses, as well as the results of operations and financial condition:

•                  Infrastructure sharing — The Preponderant Economic Agent must make its passive broadcasting infrastructure available to third-party concessionaires of broadcast television for commercial purposes in a non-discriminatory and non-exclusive manner, with the exception of broadcasters that, at the time the measures enter into force, have 12 MHz or more of radio-electric spectrum in the geographic area concerned.  Such passive broadcasting infrastructure includes, among others, non-electronic elements at transmitting locations, rights of way, ducts, masts, trenches, towers, poles, security, sites, land, energy sources and air conditioning system elements. This action may result in the Preponderant Economic Agent being bound to incur substantial additional costs and obligations in complying with this requirement, as well as affecting the results of operations. Furthermore, this measure will facilitate the entry and expansion of new competitors in the broadcasting industry without such competitors having to incur costs or investment expenses that new businesses in this industry otherwise would have made and which we incurred in the past and will continue incurring in the future in order to remain competitive. A first infrastructure offer with the terms and conditions to make our passive broadcasting infrastructure available to third-party concessionaires was published on our website on December 19, 2014 and was valid until December 31, 2016. This was suceeded by a second infrastructure offer, which we published on our website on November 30, 2016 and which is effective as of January 1, 2017. The price to be paid by the concessionaires for the use of our infrastructure is subject to negotiation. As of this date, we have not received any request from third-party concessionaries regarding such infrastructure offer. If the Company and the relevant concessionaire do not agree on a price, the IFT may determine a price, which, if it does not meet market conditions, may affect the businesses, results of operations and financial conditions of certain of our subsidiaries that provide services in the areas of broadcasting and telecommunications.

•                  Advertising sales — According to the Preponderance Decision, the Preponderant Economic Agent must deliver to IFT the terms and conditions of its broadcast advertising services and fee structures, including commercials, packages, discount plans and any other commercial offerings and publish them on its webpage.  The Preponderant Economic Agent also must make publicly available on its website its forms of contracts and terms of sale for each service. Based on this decision, the Preponderant Economic Agent is expressly prohibited from refusing to sell advertising and/or discriminate with respect to the advertising spaces being offered. If IFT considers that the Preponderant Economic Agent has failed to comply with the foregoing, IFT may order the Preponderant Economic Agent to make its advertising spaces available, which, in turn, could affect the ability of the Preponderant Economic Agent to carry out its advertising sales plans in an efficient and competitive manner, affecting its operating results. This provision may also affect the ability of the Preponderant Economic Agent to offer competitive rates to its customers. This provision, may give a competitive advantage to, among others, our broadcast television competitors, TV Azteca, S.A.B. de C.V., or TV Azteca, Imagen Television, and new concessionaires of broadcast television spectrum.

•                  Prohibition on acquiring certain exclusive content — The Preponderant Economic Agent may not acquire transmission rights, on an exclusive basis, for any location within Mexico with respect to certain relevant content, determined by IFT in the “Ruling whereby IFT identifies the relevant audiovisual contents in terms and for the purposes of the fourth measure and the second transitory article of the fourth attachment of the Telecommunication Preponderance Decision and the Broadcasting Preponderance Decision”, or the Relevant Content Ruling, which list may be updated every two years by IFT. Relevant content is defined as programs with a high expected level of regional or national audience and with unique characteristics that in the past have generated high levels of national or regional audiences.  The Relevant Content Ruling identified certain programs that would be considered relevant content, namely, Mexican national soccer team games, the opening and closing ceremonies of the Olympic Games, the opening and closing ceremonies and semifinals and finals of the FIFA World Cup, and the finals of the Mexican Soccer League. This Ruling applies to broadcasting Preponderant Economic Agents and may limit the ability of  Preponderant Economic Agents to negotiate and have access to this content and could affect its ability to acquire content in the medium and long term, which could significantly and adversely affect its revenues and results of operations from the sale of advertising, as well as the quality of the programming offered for its audiences. These audiences may move to other broadcast television transmissions or other technological platforms that transmit such content, or to other leisure activities such as browsing the internet or playing videogames, among others.

•                  Over-the-air channels — When the Preponderant Economic Agent offers any of its over-the-air channels, or channels that have at least 50% of the programming that is broadcast daily between 6:00 a.m. and midnight on such channels, to its affiliates, subsidiaries, related parties or third parties, for distribution through a different technological platform than over-the-air broadcast television, the Preponderant Economic Agent must offer these channels to any other person that asks for distribution over the same platform as the Preponderant Economic Agent has offered, on the same terms and conditions.  Also, if the Preponderant Economic Agent offers a package of two or more of these channels, it must also offer them in an unpackaged form upon request. This may significantly affect our ability to commercialize our programming, including programming that is not produced for broadcast television, which could affect our revenues and results of operations. Likewise, our ability to make more efficient use of other technological platforms could be significantly affected.

•                  Prohibition on participating in “buyers’ clubs” or syndicates to acquire audiovisual content, without IFT’s prior approval — The Preponderant Economic Agent may not enter into or remain a member of any “buyers’ club” or syndicates of audiovisual content unless it has received the prior approval of IFT. A “buyers’ club” is defined as any arrangement between two or more economic agents to jointly acquire broadcast rights to audiovisual content in order to obtain better contractual terms. This may result in the Preponderant Economic Agent not having exclusive access to certain audiovisual content and consequently its audiences may move to other broadcast television transmissions or other technological platforms that transmit such content. It may also result in its acquisition costs significantly increasing, which can affect business strategy, financial condition and results of operations. This provision, when applied, will award a competitive advantage to, among others, our broadcast television competitors, TV Azteca, Imagen Television, and to new licensees of broadcast television spectrum. This measure will also prevent other domestic players and the Preponderant Economic Agent from obtaining content together at competitive prices and taking advantage of economies of scale which may be available to international players.

On February 27, 2017, as part of the bi-annual review of the broadcasting sector preponderance rules, IFT amended various measures, terms, conditions and restrictive obligations (the New Preponderance Measures) as follows:

•                  Infrastructure sharing — In addition to the previously imposed obligations regarding the sharing of passive infrastructure, the New Preponderance Measures have (i) included the service of signal emissions in the event that no passive infrastructure exists, (ii) strengthened the supervision of services provided by the Preponderant Economic Agent and tariff arrangements made with its clients, (iii) included certain rules relating to publicity of its tariffs, and (iv) included a new electronic management system.

•                  Prohibition on acquiring certain exclusive content — This measure has been modified by enabling the Preponderant Economic Agent to acquire relevant content under certain circumstances as long as it makes such rights available for its sublicensing to other broadcasters in Mexico on non-discriminatory terms.

•                  Advertising sales — IFT modified this measure by including specific requirements to the Preponderant Economic Agent in its provision of over the air advertising services, particularly to telecommunications companies, which include (i) publishing and delivering to IFT specific information regarding tariffs, discount plans, contracting and sales terms and conditions, contract forms and other relevant practices; and (ii) prohibiting discrimination, refusals to deal, conditioned sales and other conditions that inhibit competition. The Preponderant Economic Agent will also have to provide very detailed information to IFT on a recurrent basis of over the air advertising services related to telecommunications companies.

•                  Accounting separation — The Preponderant Economic Agent will have to implement accounting separation methodologies that will be further regulated and defined based on certain criteria to be determined by IFT.

On March 28, 2014, we, together with our subsidiaries determined to be the Preponderant Economic Agent in the broadcasting sector, filed an amparo proceeding challenging the constitutionality of the Preponderance Decision. The final resolution is still pending. We are unable to predict the outcome of this procedure.

Additionally, on March 31, 2017, we, together with our subsidiaries, filed an amparo proceeding chanllenging the constitutionality of the New Preponderence Measures. We are unable to predict the outcome of this procedure.

The Telecom Reform provided for a public bid or auction to grant licenses to establish the National Digital Networks.  The “Auction Program for Digital Television Broadcast Frequencies” took place in 2014 and the first part of 2015.  See “— Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”.

Imagen Television’s National Digital Networks and the new 148 channels of Digital Terrestrial Television compete and will compete with our broadcasting subsidiaries for advertising revenues, which together with the measures previously described, can affect revenues and operating results and our ability to have access to competitive content or content of interest to advertisers and audiences. As a result, these advertisers and audiences may move to other broadcast television stations or other technological platforms, and our audience share may be reduced.  Likewise, we may incur additional costs in order to meet other obligations of IFT as previously described and which may be imposed on us as a result of the LFTR and the secondary regulations issued by the executive power and IFT, as applicable.

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

On March 13, 2015, the IFT investigative authority issued a preliminary opinion (the “Opinion”) which was published in the Official Gazette on March 18, 2015. The Opinion was issued pursuant to Transitory Article 39 of the LFTR and presumed the probable existence of substantial power in the market of restricted television and audio services in Mexico, with respect to the Company and some of its subsidiaries. IFT determined that the Company did not hold substantial power in the investigated markets (the “Original Ruling”). However, on January 19, 2017, as a result of an amparo proceeding filed by a third party, a Circuit Court ordered IFT to revoke the Original Ruling and issue a new ruling analyzing elements only within the period from January 2009 to August 2014. The Circuit Court determined that in the Original Ruling IFT took into consideration information outside of the relevant period of review, which should have only been the period from January 2009 to August 2014.

As a consequence of the ruling, IFT issued a new resolution (the “New Resolution”) on March 1, 2017, determining that the Company and some of its subsidiaries have substantial power in the market of restricted television and audio services. IFT will begin a new proceeding by which it may or may not determine the imposition of certain measures on the Company with respect to the relevant market. The Company will be heard in this proceeding. The New Resolution was challenged by the Company and some of its subsidiaries by an amparo proceeding filed on March 23, 2017. The Company considers the reversal of the Original Ruling to be unconstitutional and does not comply with the guidelines of the Circuit Court. Even though the Company is vigorously defending its stance, it is not possible to determine the outcome of this proceeding.

As part of our expansion of our cable business, on August 13, 2014, we acquired Cablecom and its subsidiaries (the “Cablecom Acquisition”), and on January 8, 2015, we acquired Telecable and its affiliates and subsidiaries (the “Telecable Acquisition”).  For each of the Cablecom and Telecable Acquisitions, the IFT conducted an investigation pursuant to transitory Article 9 of the LFTR in order to analyze and determine if, as result of each transactions, the Company acquired substantial market power in the pay television and audio services market. On November 2, 2015, and February 29, 2016, respectively, the IFT ruled that there were no sufficient elements to determine the existence of market power in the municipalities of Mexico in which Cablecom and Telecable operate. The IFT resolutions have been challenged by certain third parties.  These challenges are still under review by the competent courts.

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

Under Mexican law, we need concessions from IFT (previously from SCT) to broadcast our programming over our television and radio stations, and to provide telecommunication services. In July 2004, in connection with the adoption of a release issued by the SCT for the transition to digital television, all of our broadcast television concessions were renewed until 2021. The expiration dates for the concessions for our radio stations range from

2015 to 2036. See “— Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”. The expiration dates of our Cable and Telecommunications concessions range from 2018 to 2046 and our DTH concessions expire in 2020 and 2026. The expiration dates for the concessions for our telephone services range from 2017 to 2046. Cablevisión obtained a telecommunications concession, which expires in 2029. Before the Telecom Reform in 2013, the SCT typically renewed the concessions of those concessionaires that complied with the applicable renewal procedures under Mexican law and with their obligations under the concession. In July 2014, the Mexican Federal Congress enacted the LFTR, which provides that integrated multiservice concessions will be renewed for terms equal to the maximum terms for which they could be granted, namely, up to 30 years.

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

In television broadcasting, we face substantial competition from TV Azteca and other broadcasters such as Imagen Television and Multimedios, among others. See “Information on the Company — Business Overview — Our Operations — Content — Television Industry in Mexico” and “Information on the Company — Business Overview — Our Operations — Programming — Television Networks”.

Over-the-air broadcasting television also faces increased competition from other audiovisual platforms, including a great variety of pay-television channels distributed in Mexico, internet over-the-top (“OTT”) providers, and audiovisual content distributed over the internet and videogame systems.

We also face additional competition in television broadcasting from at least Imagen Television, which was granted a free to air broadcasting license with separate national coverage by IFT in March 2015 and began broadcasting in October 2016. See “— Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

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

In addition, the entertainment and telecommunications industries in which we operate are changing rapidly because of new participants and evolving distribution technologies, including the internet. As Mexico completed the transition to digital television, it is likely that competition will also increase.

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

Our pay-TV companies face competition from IPTV or OTT providers such as Netflix and Claro Video, as well as from other pay-TV operators such as Dish Mexico, Total Play, Megacable and other cable television companies. Additionally, our cable television companies face competition from Sky.

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

With respect to the lottery industry, our principal competitors are the governmental lotteries, Pronósticos Deportivos para la Asistencia Pública and Lotería Nacional.

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

The Seasonal Nature of Our Business Affects Our Revenue and a Significant Reduction in Fourth Quarter Net Sales Could Impact Our Results of Operations

Our business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry, as well as cyclical patterns in periodic events such as the FIFA World Cup and the Olympic Games.  We typically recognize a disproportionately large percentage of our Content advertising net sales in the fourth quarter in connection with the holiday shopping season.  For example, in 2014, 2015 and 2016 we recognized 33.9%, 33.4% and 34.4%, respectively, of our net sales in the fourth quarter of the year.  Accordingly, a significant reduction in fourth quarter advertising revenue could adversely affect our business, financial condition and results of operations.

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

Any Incidents Affecting Our Network and Information Systems or Other Technologies Could Have an Adverse Impact on Our Business, Reputation and Results of Operations

Our business operations rely heavily on network and information systems and other technology systems. Incidents affecting these systems, including cyber-attacks, viruses, other destructive or disruptive software or activities, process breakdowns, outages, or accidental release of information, could result in a disruption of our operations, improper disclosure of personal data or other privileged or confidential information, or unauthorized access to our digital content or any other type of intellectual property. It is not uncommon for a company such as ours to be subjected to continuous attempted cyber attacks or other malicious efforts to cause a cyber incident. Any such incident could cause damage to our reputation and may require us to expend substantial resources to remedy the situation and could therefore have a material adverse effect on our business and results of operations.  Within the past year, we have detected that our systems were accessed without authorization.  While an investigation conducted with third-party cybersecurity experts revealed that certain email systems were accessed without authorization, no evidence was found that any databases containing personal data of clients, subscribers or employees were compromised.  The incident has not had a material effect on our business or operations.  We continue to work closely with our outside advisors to deny and prevent unauthorized access, and maintain and improve cybersecurity resilience.  Nevertheless, because of the nature of the threats, there can be no assurance that our efforts can fully prevent or mitigate all such incidents or be successful in avoiding harm to our business in the future.

The Results of Operations of Univision Holdings, Inc. May Affect Our Results of Operations and the Value of Our Investment in That Company

We have a substantial investment in Univision Holdings, Inc., or UHI (formerly known as Broadcasting Media Partners, Inc., or BMP), the parent company of Univision Communications, Inc., or Univision.  However, we do not control and do not consolidate the results of UHI.  Our investment in UHI is currently held in the form of common stock and warrants that are exercisable for shares of common stock.  Our exercise of the warrants into shares of common stock of UHI is subject to certain conditions. The value of the common stock of UHI could materially increase or decrease the carrying value of the warrants, as they are measured at fair value. After the exercise of the warrants, we will remain a minority equity holder of UHI.  The results of operations of UHI and Univision may affect the value of our investment in UHI and our results of operations.  The business, financial condition and results of operations of Univision could be materially and adversely affected by risks including, but not limited to: (i) failure to service debt, (ii) cancellation, reductions or postponements of advertising, (iii) an increase in the preference among Hispanics for English-language programming, (iv) an increase in the cost of, and decrease in the supply, quality of and demand for, Univision’s programming, (v) changes in the rules and regulations of the Federal Communications Commission (the “FCC”), (vi) competitive pressures from other broadcasters and other entertainment and news media,  (vii) failure to retain the rights to sports programming, (viii) possible strikes or other union job actions and (ix) the impact of new technologies.

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

We cannot predict the impact or effect that such Health Law Amendment might continue to have on our results of operations in the future.

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

Non-Mexican Holders of Our Securities Have Limited Voting Rights

In accordance with the bylaws and trust governing the CPOs of the Company, non-Mexican holders of CPOs or GDSs are not entitled to vote the Series “A” Shares, Series “B” Shares and Series “D” Shares underlying their securities.  The Series “L” Shares underlying CPOs or GDSs, the only series of our Shares that can be voted by non- Mexican holders of CPOs or GDSs, have limited voting rights.  These limited voting rights include the right to elect two directors and limited rights to vote on extraordinary corporate actions, including the delisting of the Series “L” Shares and other actions which are adverse to the holders of the Series “L” Shares.  For a brief description of the circumstances under which holders of Series “L” Shares are entitled to vote, see “Additional Information — Bylaws — Voting Rights and Stockholders’ Meetings”.

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

•                  statements concerning our transactions with Univision and our current and future plans regarding our investment in common stock and the warrants exercisable for common stock of UHI, the parent company of Univision;

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

Item 4.           Information on the Company

History and Development of the Company

Grupo Televisa, S.A.B. is a sociedad anónima bursátil, or limited liability stock corporation, which was organized under the laws of Mexico in accordance with the Ley General de Sociedades Mercantiles, or Mexican Companies Law.  Grupo Televisa was incorporated under Public Deed Number 30,200, dated December 19, 1990, granted before Notary Public Number 73 of Mexico City, and registered with the Public Registry of Commerce in Mexico City on Commercial Page (folio mercantil) Number 142,164.  Pursuant to the terms of our estatutos sociales, or bylaws, our corporate existence continues through 2106.  Our principal executive offices are located in Mexico City at Avenida Vasco de Quiroga, No. 2000, Colonia Santa Fe, 01210 Ciudad de México, México.  Our telephone number at that address is (52) (55) 5261-2000.

Capital Expenditures

The table below sets forth our expected capital expenditures for the year ended December 31, 2017 and our actual capital expenditures, investments in joint ventures and associates, and acquisitions for the years ended December 31, 2016, 2015 and 2014.

	Year Ended December 31,(1)(2)
	2017 (Expected)		2016 (Actual)		2015 (Actual)		2014 (Actual)
	(Millions of U.S. Dollars)
Capital expenditures	U.S.$	1,000.0	U.S.$	1,490.9	U.S.$	1,605.4	U.S.$	1,275.8
GTAC(3)	12.6		7.8		6.3		8.3
Cablecom(3)	—		—		—		447.6
Telecable(3)	—		—		667.7		—
Acquisition of remaining non-controlling interests in TVI(3)	—		403.0		—		—
Other acquisitions and investments	7.1		4.9		27.8		0.8
Total capital expenditures and investments	U.S.$	1,019.7	U.S.$	1,906.6	U.S.$	2,307.2	U.S.$	1,732.5

(1)               Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2016, 2015 and 2014 were paid for in Pesos.  These Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made.  See “Key Information — Selected Financial Data”.

(2)               See “Operating and Financial Review and Prospects—Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity.”

(3)               See “—Our Operations—Cable”, and “—Investments” for a discussion regarding GTAC, Cablecom, Telecable and TVI.

In 2016, 2015 and 2014, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2017 and potential capital expenditures, investments and/or acquisitions going forward, which could be substantial in size, through a combination of cash from operations, cash on hand, equity securities, and/or the incurrence of debt, or a combination thereof. The amount of borrowings required to fund these cash needs in 2017 will depend upon the timing of cash payments from advertisers under our advertising sales plan.

For a further discussion of how we intend to fund our expected capital expenditures, investments and acquisitions for 2017 as well as a more detailed description of our capital expenditures, investments and acquisitions in prior years, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Liquidity” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

Business Overview

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico, and an operator of a leading direct-to-home satellite pay television system in Mexico.

Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 other countries through 26 pay-tv-brands and television networks, cable operators and over-the-top or “OTT” services.

In the United States, Televisa’s audiovisual content is distributed through Univision, the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants that upon their exercise, would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings Inc., the controlling company of Univision.

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

Maintaining Our Leading Position in the Mexican Television Market

Continuing to Produce High Quality Programming.  We aim to continue producing the type of high quality television programming that in the past has propelled many of our programs to be among the most watched in Mexico. We have launched a number of initiatives in creative development, program scheduling and on-air promotion.  These initiatives include improved production of our highly rated telenovelas, new comedy and game show formats and the development of reality shows and new series.  We have improved our scheduling to be better aligned with viewer habits by demographic segment while improving viewer retention through more dynamic on-air graphics and pacing.  We have enhanced tune-in promotion both in terms of creative content and strategic placement.  We also plan to continue expanding and leveraging our Spanish-language video library, rights to soccer games and other events, as well as cultural, musical and show business productions. In addition, our strategic alliance with Telemundo allows us to broadcast more than 1,150 hours per year of Telemundo’s original programming on Channel 9 and distribute Telemundo content in Mexico on an exclusive basis across multiple platforms including broadcast television, pay television and our emerging digital platforms.

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

Maintaining High Operating Segment Income Margins.  Our Content operating segment income margins for 2015 and 2016 were 42.4% and 40.2%, respectively.  We intend to continue maintaining high operating segment income margins in our Content businesses by increasing revenues and controlling costs and expenses.

Continue Building Our DTH and Cable Platforms

DTH.  We believe that Ku-band DTH satellite services offer an enhanced opportunity for expansion of pay television services into cable households seeking to upgrade reception of our broadcasting and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services.  We own a 58.7% interest in Innova, or Sky, our venture with DIRECTV.  Innova is a DTH company with services in Mexico, Central America and the Dominican Republic with more than 8.0 million subscribers, of which 2.4% were commercial subscribers as of December 31, 2016.

The key components of our DTH strategy include:

•                  offering high quality programming, including rights to our four over-the-air broadcast channels, exclusive broadcasts of sporting events, such as the largest coverage of the Mexican Soccer League, the Spanish Soccer League, La Liga and La Copa del Rey, the English Premier League and the FA Cup, the NFL Sunday Ticket, NBA Pass, MLB Extra Innings, the NHL, WTA, bullfighting, World Equestrian Games, marathons, Diamond League, the largest coverage of the Mexican Baseball League (LMB), ATP tournaments, and the Basketball Euroleague;

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

•                  we own Cablemás, which operates in approximately 103 cities in Mexico where it offers cable television, high speed internet and telephony services;

•                  we own Cablecom, which offers cable television, telephony, value added services and virtual networks to corporate customers around 15 states of Mexico; and

•                  we own Telecable, a cable company that provides video, data and telephony services in Mexico, primarily in the states of Guanajuato, Jalisco, Aguascalientes, Queretaro, Tamaulipas, and Colima, among others.

With a consolidated subscriber base of 4,205,864 cable television, or video subscribers and 12.7 million homes passed as of December 31, 2016, these companies are important service providers in Mexico.  “Homes passed” refers to any residential homes or businesses that are connected to telecommunications systems, or those prepared to be connected to telecommunications systems but are not currently connected or that require some type of investment in order for them to be connected. For instance, each apartment located in a building that is prepared to be connected to telecommunications systems represents one home passed. It is generally understood that a home or business counts as a home passed when it can be connected to a telecommunications network without additional extensions to the main transmission lines.  Our cable strategy aims to increase our subscriber base, average monthly revenues per subscriber and penetration rate by:

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

Our cable companies have introduced a variety of new services over the past few years, such as interactive television and other enhanced program services, including high-speed internet access through cable modem as well as IP telephony. In November 2014, we launched izziTM, our principal brand for residential customers, offering a revolutionary double-play package with unlimited telephony services and high-speed data access. In addition, the double-play package can be upgraded to a triple-play package by adding one of three pay-TV bundles. In June 2016, we launched “izzi TV”, a new entertainment platform, which among other services provide customers live channels, SVOD (Subscription Video on Demand) and TVOD (Transactional Video on Demand) services, including the “izzi go” mobile application, with access to certain “TV Everywhere” content. As of December 31, 2016, we have launched izzi in 72 cities, generating significant increases in gross ads. As of December 31, 2016, our cable companies had 3,411,790 broadband subscribers. The growth in our subscriber base has been driven primarily by the upgrade of our networks and the launch of competitive broadband offerings. As of December 31, 2016, our cable companies had 2,113,282 IP telephone lines in service, or voice subscribers.

Continue Expanding the Portfolio of Channel Offerings in Mexico and Abroad

Network Subscription.  Through our 26 pay-TV brands and 52 national and international feeds, we reached more than 44 million subscribers throughout Latin America, the Caribbean, the United States, Canada, Europe, Africa and Australia in 2016.  Our pay-TV channels include, among others, three music, five movies, eight variety and entertainment channels, three sports channels and one news channel. All of our sports channels offer 24 hour a day programming 365 days a year. Popular channels include, among others, Bandamax, De Película, Distrito Comedia and TDN.

Transforming Our Publishing Business

Despite the continuing challenges facing the industry, we believe we continue to be among the leaders of the publishing business and maintained a total approximate circulation of 90 million magazines during 2016. We believe our subsidiary, Editorial Televisa, S.A. de C.V., or Editorial Televisa, is the most important Spanish-speaking publishing company in the world in number of magazines distributed. Editorial Televisa publishes 136 titles, with 71 wholly-owned trademarks and 26 licensed trademarks from world renowned publishing houses, including Spanish language editions of some of the most prestigious brands in the world. Editorial Televisa distributes its titles to 15 countries, including Mexico, the United States and countries throughout Latin America.

Increasing Our International Programming Sales Worldwide and Strengthening Our Position in the Growing U.S.-Hispanic Market

We license our programs to television broadcasters and pay-TV providers in the United States, Latin America, Asia, Europe and Africa.  Excluding the United States, in 2016, we licensed 93,473 hours of programming in 80 countries throughout the world.  We intend to continue exploring ways of expanding our international programming sales.

According to the “Annual Estimates of the Resident Population by Sex, Age, Race, and Hispanic Origin for the United States: 2011 — 2015” issued by the U.S. Census Bureau, the U.S.-Hispanic population is estimated to be 54.23 million, or approximately 17.1% of the U.S. population, and is currently one of the fastest growing segments in the U.S. population, with the growth among Hispanics responsible for over half of the U.S. population gains between 2000 and 2010.  The U.S. Census Bureau projects that the Hispanic population will be approximately 20.3% of the U.S. population by the year 2025.  Hispanics are expected to account for U.S.$1.6 trillion of U.S. consumer spending, or 10.6% of the U.S. total disposable income, by 2018, outpacing the expected growth in total U.S. consumer expenditures.

We intend to leverage our unique and exclusive content, media assets and long-term associations with others to benefit from the growing demand for entertainment among the U.S.-Hispanic population.

We supply television programming for the U.S.-Hispanic market through Univision, the leading media company serving Hispanic America.  In exchange for this programming, during 2014, 2015 and 2016, Univision paid us U.S.$313.7 million, U.S.$311.1 million and U.S.$324.6 million respectively, in royalties.  For a description of our arrangements with Univision, see “— Univision”.

Developing New Businesses and Expanding through Acquisitions

We plan to continue leveraging our strengths and capabilities to develop new business opportunities and expand through acquisitions in Mexico, the United States and elsewhere.  We are constantly seeking investment opportunities that complement our cable strategy.  We may identify and evaluate opportunities for strategic acquisitions of complementary businesses, technologies or companies.  We may also consider joint ventures, minority investments and other collaborative projects and investments.  Any such acquisition or investment could be funded using cash on hand, our equity securities and/or the incurrence of debt, or a combination thereof.

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

We also plan to continue growing our gaming business, which consists of casinos and a national lottery.  As of December 31, 2016, we had 17 casinos in operation, under the brand name “PlayCity”.  In accordance with our permit, we plan to continue opening casinos.  In addition, during 2007 we launched Multijuegos, an online lottery with access to a nationwide network of approximately 17,961 points of sale through electronic terminals, including point-of-sale terminals at OXXO stores.  The casinos and Multijuegos are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 55 casinos and number draws throughout Mexico.

Expanding Our Business in the Mexican Telecommunications Markets by Taking Advantage of the Telecom Reform and Implementing Legislation

Pursuant to the Telecom Reform (see “— Regulation — Telecom Reform and Broadcasting Regulations”), a “preponderant economic agent” (agente economico preponderante) in the telecommunications market means an economic agent that has, directly or indirectly, more than 50% of the national market share in telecommunications services, calculated based on the number of users, subscribers, network traffic or used capacity according to the data available to IFT. We are aware from the public records that, on March 7, 2014, IFT notified América Móvil, S.A.B. de C.V., or América Móvil, of a resolution which determined that América Móvil and its operating subsidiaries Radiomóvil Dipsa, S.A de C.V., or Telcel, and Teléfonos de México, S.A.B. de C.V., or Telmex, Telefonos del Noreste, S.A. de C.V. or Telnor, as well as Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., are a preponderant economic agent in the telecommunications market, and imposed on them certain specific asymmetrical regulations which América Móvil reported publicly in the following areas:

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

On March 8, 2017, IFT issued a resolution to the preponderant economic agent in the telecommunications market that modifies the asymmetrical regulations described above. The most relevant modifications are the following:

•                  Wholesale of Leased Lines: the methodology to be used by IFT in case an agreement cannot be reached in wholesale of leased lines for interconnection, local and domestic and international long distance, is limited to long term average incremental costs;

•                  Functional separation: the preponderant economic agent in the telecommunications market will have to functionally separate the provision of wholesale services through the creation of a new legal entity and a wholesale division; which entity will solely and exclusively provide wholesale services related to access network elements, dedicated links and passive infrastructure, among other wholesale services.

The wholesale division within the existing companies will provide the other wholesale services subject to the aforementioned measures that are not provided by the newly created legal entity.

•                  Equivalence of Supplies and Inputs, Technical and Economic Replicability: The preponderant economic agent in the telecommunications market must guarantee the equivalence of supplies and inputs, the technical replicability of the services that it commercializes to its end users, and equal access to technical and commercial information.

The preponderant economic agent in the telecommunications market must also guarantee the economic replicability of the services that it commercializes to its end users for which the it will validate the economic replicability of the services “ex-post” based on the methodology, terms and conditions that the IFT determines.

According to public records, América Móvil and its operating subsidiaries, Telcel, Inbursa, Telmex and Telnor, filed amparo proceedings against IFT’s original resolution. The courts issued a ruling, confirming the constitutionality of IFT’s resolution, with the exception of Telcel’s proceeding that is pending before the Supreme Court.

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

All of these measures, if properly implemented, could create a beneficial economic and regulatory environment, level the playing field for all participants in the telecommunications market and foster competition, representing an opportunity for the growth of our Sky and cable businesses; nevertheless, in the Company’s view, the preponderant economic agent is not complying with its obligations under such measures and the Company has filed several complaints before IFT.

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

We have focused on, among other things, analyzing our emission of greenhouse gases, establishing reduction goals, being in compliance with the Ley General de Cambio Climático, or General Law of Climate Change, and creating and strengthening alliances with generators of renewable energy.

As a result of our commitment, as of February 1, 2013, we were named one of the six members of the IPC Sustentable, or Sustainability Index, of the Bolsa Mexicana de Valores, or Mexican Stock Exchange; and on January 31, 2017 we were confirmed as a sustainable issuer for the period effective as of February 1, 2017 through January 31, 2018. The Sustainability Index currently includes 30 issuers, which have been selected based on their commitment to corporate governance, social responsibility and environmental management.

Since 2014, we have presented our Report for Climate Change and Water through CDP (formerly the Carbon Disclosure Project).

As of March 2016, we have committed to join the United Nations Global Compact, the world’s largest corporate sustainability initiative, and have committed to make its Ten Principles part of our strategy, culture and daily actions.

In December 2016, the Company was included as a constituent of the FTSE4Good Emerging Index.

These achievements are the result of our consistent review and enhancement of our internal policies, procedures and plans regarding sustainability; our emphasis on the relevance of sustainability as being a critical business focus of our management committees and directive groups; and the establishment of key performance indicators in social, economic and labor—related matters, which allow us to evaluate our internal and external impact.

Commitment to Social Responsibility

We are deeply committed to strengthening communities throughout Mexico and investing in their development.  During the last 16 years, through Fundación Televisa, or Fundación, we have created and supported programs that provide educational opportunities, promote cultural identity and encourage community engagement. Fundación offers a wide range of tools and opportunities that shape the lives of millions of Mexicans. We have taken advantage of the Company’s wide range of media platforms to promote social awareness campaigns, and digital platforms to foster civic participation. Fundación has developed various digital educational platforms that, through innovation and creativity, allow users to substantially improve their abilities and capabilities. These no-cost, self-teaching tools are broadly available to many Mexicans that would otherwise lack basic tools and access to opportunities.  Many of these efforts have improved the lives of thousands of people.

Establishing strong, strategic partnerships is a priority for Fundación. These partnerships have improved Fundación’s effectiveness and have broadened its reach. We continuously seek out and collaborate with experts in the academic, business, and financial fields, as well as with other organizations to benefit a greater number of people.  During these 16 years, we have developed partnerships with more than 400 non-governmental organizations, public and private institutions.

We believe that the best way to enhance quality of life, increase economic opportunities, and improve the well-being of families across Mexico is through education. Therefore, we offer a range of programs tailored for every development stage, including early stimulation programs for newborns to 3 year-olds, access to high-quality elementary and basic education for 4 to 15 year-olds, programs to increase middle and high school completion rates for 16 to 22 year-olds (including an educational program that teaches children computer coding, which, in 2016, reached approximately 150 public schools in six different states in Mexico and over 11,000 students and 350 trained teachers in the country), and programs that develop employability skills for adults above the age of 23. These programs, which focus on enhancing the quality of education in Mexico, include scholarships, school infrastructure, media labs, reading workshops, knowledge competitions, infrastructure for schools, and the promotion of entrepreneurship and universal values. Our entrepreneurship program “Posible”, has become the major startup non-governmental program in Latin America, enrolling more than 83,000 individuals in 2016, 40% of which are women.

Fundación also focuses on expanding the reach of Mexican culture. We promote our cultural values inside and outside of Mexico, sponsoring and promoting various exhibitions, collaborations, and investigative digital and editorial projects that benefit from access to our photography and audiovisual collection, one of the most important visual arts collections in Latin America, which includes more than 70 exhibitions in different countries, approximately 30 published books and various format video content for 36 websites and 27 apps within social media networks.

In 2016, Fundación Televisa participated in the implementation of several cultural and educational projects that create virtual and augmented reality content by combining aerial, terrestrial and submarine 360-3D format footage. In particular, two noteworthy projects were accomplished: (i) the participation in the pioneering effort that presented a virtual tour of the Anish Kapoor exhibition in the Museo Universitario de Arte Contemporáneo (MUAC) of the Universidad Nacional Autónoma de México (UNAM) in Mexico City; and (ii) the implementation of the nature conservational program known as “Entrelazando Vidas”, which among other activities, focused on the conservation efforts of both private and public sectors of society developed and implemented in the Sea of Cortes natural environment.

In the United States, through Televisa Foundation, we support the Hispanic community. Our efforts are particularly focused on improving the lives of Hispanic children and young adults through programs focused on education and culture, including:

•                  A program to communicate the importance of early stimulation for healthy cognitive development to Hispanic families. To that end, through a network of several key partnerships, including prestigious international organizations such as UNICEF (who in particular adopted the concept as a global campaign), we provide practical information and disseminate our message through Univision and various other social media platforms, reaching millions of people. In 2016, the World Bank recognized this program as a high impact program.

•                  State of the art learning materials and teacher training programs to strengthen bilingual education for young students. Our platform “Aprende con el Chavo” has reached over a million users in the United States, and our online courses have provided support to more than 1,500 teachers around the United States.

•                  A program directed to boosting the development of scientific and technological abilities in Hispanic children, with an emphasis on young women. This program has gained recognition and support through a national campaign in the United States, and the United Nations has recognized it as one of the top five global initiatives to close the gender gap in the tech sector.

Televisa Foundation’s cultural program aims to strengthen the sense of identity among Hispanic families and promotes Mexican visual arts in the United States. In 2015, we sponsored an exhibition of Gabriel Figueroa’s work at Museo del Barrio in New York City as well as a film cycle at the Museum of Modern Art in New York City. In 2016, Televisa Foundation organized two exhibitions: (i) “La Calle” by Alex Webb, in collaboration with Apperture Foundation in New York City; and (ii) “Katharsis,” images of lucha libre (Mexican wrestling), in La Plaza de Cultura y Artes in Los Angeles.

Our Operations

As of December 31, 2016, we classify our operations into four business segments: Content, Sky, Cable, and Other Businesses.

Content

Television Industry in Mexico

General.  There are 16 television stations operating in Mexico City and approximately 548 other television stations elsewhere in Mexico. Most of the stations outside of Mexico City rebroadcast programming originating from the Mexico City stations. We own and operate four of the 16 television stations in Mexico City, Channels 2, 4, 5 and 9. Some of these stations are affiliated with 221 repeater stations and 30 local stations outside of Mexico City. See “— Television Networks”. Our major competitor, TV Azteca, owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 177 stations outside of Mexico City. Likewise, TV Azteca owns the concession for Channel 40, or Proyecto 40, an ultra-high radioelectric frequency, or UHF, channel that broadcasts throughout the Mexico City metropolitan area, and Grupo Imagen owns the concession for Channel 27, or Excelsior and Channel 29, or Imagen Television. The Mexican government currently operates seven stations in Mexico City, Channel 11, which has 11 repeater stations, Channel 21, Channel 22, Channel 20 (TVUNAM), Channel 34, Channel 45 (Congress), Channel 30, an anchor station of Sistema Público de Radiodifusión del Estado Mexicano, which, we believe, has 25 repeater stations outside Mexico City, 21 stations (Governments of the States), and seven other university stations. There are 38 local television stations affiliated with Imagen Television, outside of Mexico City. There are also 17 independent stations outside of Mexico City which are unaffiliated with any other stations. See “— Television Networks”.

We estimate that approximately 30.1 million Mexican households have television sets, representing approximately 93% of all households in Mexico as of December 31, 2016.  We believe that approximately 97.6% of all households in Mexico City and the surrounding area have television sets.

Programming

Programming We Produce.  We produce a significant part of the Spanish-language television programming in the world. In 2014, 2015 and 2016, we produced approximately 94,600 hours, 89,200 hours and 90,500 hours, respectively, of programming for broadcast on our network stations; including programming produced by our local stations, which represented 60.6%, 57.9% and 56.4% of our total hours produced in the same years, respectively. Programming and videos for broadcast on our pay-TV channels, through our cable operations and DTH satellite ventures, represented 26.0%, 28.6% and 30.3% of our total hours produced in 2014, 2015 and 2016, respectively.

We produce a variety of programs, including telenovelas, newscasts, situation comedies, game shows, reality shows, children’s programs, comedy and variety programs, musical and cultural events, movies and educational programming.  Our telenovelas are broadcast either dubbed or subtitled in a variety of languages throughout the world.

Our programming also includes broadcasts of special events and sports events in Mexico promoted by us and others. Among the sports events that we broadcast are soccer games and professional wrestling matches. See “— Other Businesses — Sports and Show Business Promotions”. In 2014, we broadcast FIFA World Cup Brazil 2014, FIFA Women’s World Cup Under 17 Costa Rica 2014, and FIFA Women’s World Cup Under 20 Canada 2014. In 2015, we broadcast Copa America Chile 2015, FIFA World Cup Under 20 New Zealand 2015, FIFA Women’s World Cup Canada 2015, CONCACAF Gold Cup 2015 and FIFA World Cup Under 17 Chile 2015. In 2016, we broadcast Copa América Centenario USA 2016, UEFA Euro France 2016, FIFA Women’s World Cup Under 17 Jordan 2016, FIFA Futsal World Cup Colombia 2016, FIFA Women’s World Cup Under 20 Papua New Guinea 2016 and FIFA Club World Cup Japan 2016. We have secured the rights to broadcast the 2018 FIFA World Cup Russia, the 2022 FIFA World Cup Qatar and the 2026 and 2030 FIFA World Cups for Mexico and other territories in Latin America.

Our programming is produced primarily at our 31 studios in Mexico City.  We also operate 22 fully equipped remote control units (OB Vans).  Some of our local television stations also produce their own programming.  These local stations operate 46 studios and 30 fully equipped remote control units.  See “ — Programming— Local Affiliates”.

Foreign-Produced Programming.  We license and broadcast television programs produced by third parties outside Mexico.  Most of this foreign programming is from the United States and includes television series, movies and sports events, including coverage of Major League Baseball games and National Football League games.  Foreign-produced programming represented approximately 35.5%, 35.8% and 36.8% of the programming broadcast on our four television networks in 2014, 2015 and 2016, respectively.  A substantial majority of the foreign-produced programming aired on our networks was dubbed into Spanish and was aired on Channel 5, with the remaining aired on Channel 9.

Talent Promotion.  We operate Centro de Educación Artística, a school in Mexico City, to develop and train actors and technicians.  We provide instruction free of charge, and a substantial number of the actors appearing on our programs have attended the school.  We also promote writers and directors through a writers’ school as well as various contests and scholarships.

Television Networks.  We operate three television networks that can be viewed throughout parts of Mexico depending on the schedules and programming on our affiliated television stations through Channels 2, 5 and 9 in Mexico City.  The following table indicates the total number of operating television stations in Mexico affiliated with each of our three networks, as well as the total number of local affiliates, as of December 31, 2016.

	Wholly Owned Mexico City Anchor Stations	Wholly Owned Affiliates	Majority Owned Affiliates	Minority Owned Affiliates	Independent Affiliates	Total Stations
Channel 2	1	124	2	—	1	128
Channel 5	1	62	—	—	3	66
Channel 9	1	16	—	—	14	31
Subtotal	3	202	2	—	18	225
Border Stations	—	—	—	—	—	—
Local (Stations) Affiliates	—	17	—	1	12	30
Total	3	219	2	1	30	255

Channel 2 Network.  Channel 2, which is known as “Las Estrellas”, or “The Stars”, together with its affiliated stations, is the leading television network in Mexico and the leading Spanish-language television network in the world, as measured by the size of the audience capable of receiving its signal.  Channel 2’s programming is broadcast 24 hours a day, seven days a week, on 128 television stations located throughout parts of Mexico.  The affiliate stations generally retransmit the programming and advertising transmitted to them by Channel 2 without interruption.  Such stations are referred to as “repeater” stations.  We estimate that the Channel 2 Network reaches approximately 29.5 million households, representing 98.1% of the households with television sets in Mexico.  The Channel 2 Network accounted for a majority of our national television advertising sales in each of 2014, 2015 and 2016.

The Channel 2 Network targets the average Spanish-speaking family as its audience.  Its programs include soap operas (telenovelas), news, entertainment, comedy and variety programs, movies, game shows, reality shows and sports.  The telenovelas make up the bulk of the prime time lineup and consist of romantic dramas that unfold over the course of 70 to 120 half-hour episodes.  Substantially all of Channel 2’s programming is aired on a first-run basis and much of it  is produced by us.

Channel 5 Network.  In addition to its anchor station, Channel 5 is affiliated with 65 repeater stations located throughout parts of Mexico.  We estimate that the Channel 5 Network reaches approximately 27.5 million households, representing approximately 91.6% of households with television sets in Mexico.  We believe that Channel 5 offers the best option to reach the 18-34 year old demographic, and we have extended its reach into this key group by offering new content.

We believe that Channel 5 has positioned itself as the first social television channel in Mexico, with exclusive content for each platform, with a combination of reality shows, sitcoms, dramas, movies, cartoons and other children’s programming.  The majority of Channel 5’s programs are produced outside of Mexico, primarily in the United States.  Most of these programs are produced in English.

Channel 9 Network.  In addition to its anchor station, Channel 9 is affiliated with 30 repeater stations, approximately 35% of which are located in central Mexico.  We estimate that Channel 9 reaches approximately 22.2 million households, representing approximately 73.9% of households with television sets in Mexico.

The Channel 9 Network targets viewers 30 years and older.  Its programs include movies, sports, sitcoms, game shows, telenovelas produced by third parties, news, an entertainment newscast and re-runs of popular programs from Channel 2.

Channel 4.  Channel 4 broadcasts in the Mexico City metropolitan area and, according to our estimates, reaches over 6.4 million households, representing approximately 21.3% of television households in Mexico in 2016.  As described above, as part of our plan to attract medium-sized and local Mexico City advertisers, we focused the reach of this network throughout Mexico and revised the format of Channel 4 to create ForoTV in an effort to target viewers in the Mexico City metropolitan area.  We currently sell local advertising time on ForoTV to medium-sized and local advertisers at rates comparable to those charged for advertising on local, non-television media, such as radio, newspapers and billboards. However, by purchasing local advertising time on ForoTV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television media.

ForoTV targets young adults between 30 and 40 years old, and adults more than 55 years old.  Its programs consist primarily of journalist content, news, and round table programs in which the participants analyze the national and international news.

Local Affiliates.  There are currently 30 local television stations affiliated with our networks, of which 17 stations are wholly owned, one station is minority owned and 12 stations are independent affiliated stations.  These stations receive part of their programming from Channels 4 and 9.  See “— Channel 4”.  The remaining programs aired consist primarily of programs licensed from our program library and locally produced programs.  The locally produced programs include news, game shows, musicals and other cultural programs and programs offering professional advice.  In 2014, 2015 and 2016, the local television stations owned by us produced 57,300 hours, 51,600 hours and 51,000 hours, respectively, of programming.  Each of the local affiliates maintains its own sales department and sells advertising time during broadcasts of programs that it produces and/or licenses.  Generally, we pay the affiliate stations that we do not wholly own a fixed percentage of advertising sales for network affiliation.

Border Stations.  We currently own XETV, or the Border Station, a Tijuana based television station which operates under a concession from the SCT from Mexico on the Mexico/U.S. border and broadcasts English-language programs pursuant to a permit granted by The Ministry of the Interior, which is renewed annually.  The Border Station broadcasts under renewable permits issued by the FCC to the station, which authorize electronic cross-border programming transmissions.  The Border Station is operated through a station operating agreement with Bay City Television, a U.S. corporation indirectly owned by us.  The Border Station’s FCC cross-border permit was renewed on July 9, 2013 for a five-year term expiring on July 9, 2018.

Network Subscription.  We produce or license a suite of Spanish and English-language television channels for pay-TV systems in Mexico, Latin America, the Caribbean, Europe, the United States, Canada, Africa and Australia. These channels include programming such as general entertainment, telenovelas, movies and music-related shows, interviews and videos.  Some of the programming included in these channels is produced by us while other programming is acquired or commissioned from third parties.  We commercialize 26 pay-TV brands through over 52 domestic and international feeds, which reach over 44 million subscribers worldwide, averaging six networks per subscriber.

In 2014, 2015 and 2016, we produced approximately 24,500 hours, 25,500 hours and 27,400 hours, respectively, of programming and videos, for broadcast on our pay-TV channels.  The names and brands of our standard definition channels include: Telehit, RMS (formerly Ritmoson), Bandamax, De Película, TLN (Portugues),Unicable, Golden, Edge, Golden Latinoamérica, TLNovelas, Tiin, Estrellas Latinoamérica, Estrellas

Delay-2hrs, Estrellas Delay-1hr, Distrito Comedia, TDN, TD Centro and UTDN.  The brands of our high definition channels include: Golden HD, Telehit HD, TDN HD, De Película HD, Unicable HD, Golden Premier HD, Foro TV HD Nacional and UFC Network HD.

Licensing and Syndication.  We license our programs and our rights to programs produced by other television broadcasters and pay-TV providers in the United States, Canada, Latin America, Asia, Europe and Africa.  We collect licensing fees based on the size of the market for which the license is granted or on a percentage of the advertising sales generated from the programming.  In addition to the programming licensed to Univision, we licensed 87,143 hours, 80,444 hours and 93,473 hours of programming in 2014, 2015 and 2016, respectively.  See “— Univision” and “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content”.  As of December 31, 2016, we had 264,671 half-hours of television programming in our library available for licensing.

Expansion of Programming Reach.  Our programs can be seen in the United States, Canada, Latin America, Asia, Europe, Africa and Australia.  We intend to continue to expand our sales of Spanish-language programming internationally through pay-TV services.

SVOD Licensing.  Under a license agreement with Netflix, effective as of July 12, 2011, we have made available to certain video-on-demand subscribers of Netflix, on a non-exclusive basis, around 3,000 hours annually of telenovelas, series, and other general entertainment programming from our library for the territories of Mexico, Latin America and the Caribbean.  The license agreement terminated in July 2016.  However, based on the terms of the license agreement, certain programming will be available to subscribers until June 2017.

Televisa Digital.  Televisa Digital is the Company’s online and wireless content division.  This venture includes Televisa.com, our Spanish-language horizontal website and online and supported video streaming, as well as video on demand apps and our mobile value added service unit.  Currently our video on demand apps are Las Estrellas, Sports and News. Additionally, last year we launched a version of Apple TV for Las Estrellas. Televisa Digital leverages the Company’s and third parties’ premium and extensive Spanish-language content, including news, sports, business, music and entertainment, editorials, life and style, technology, health, kids and an opinion survey channel.

We have a strong presence in every social media platform by managing over 290 accounts reaching over 131 million social media user accounts (one user can be a follower of one or more social media profiles).

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

In order to become more competitive in the digital marketplace, in 2016, Televisa Digital focused on distributing and monetizing our content across social media, apps and sites and by creating alliances with Facebook, YouTube and others for new products such as Twitter Amplify, Google One Box, Taboola, YouTube Reserved and Snappy TV.

OTT Platform.  In January 2014, we launched an over-the-top (“OTT”) platform under the brand “VEO” which in February 2016 was relaunched as “blim”. Blim is operated by Televisa, S.A. de C.V. and is accessible through any electronic device with an Internet connection and provides two different services in Mexico: (i) Subscription Video-On-Demand (“SVOD”) with an extensive catalogue of domestic and foreign entertainment (original productions, movies, series, documentaries, programs, telenovelas and children’s content); and (ii) TV Everywhere that provides live television content of a few of the Company’s PayTV channels.

Advertising Sales Plan.  Our sales force is organized into separate teams, each of which focuses on groups of clients, in order to provide multi-platform offers. We sell commercial time in two ways: upfront and scatter basis. Advertisers that elect the upfront option lock in prices for most of our commercial inventory for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, and are charged lower rates than those charged on a scatter basis for their commercial time, given the highest priority in schedule placement, and given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and lack of access to choice commercial time slots. All advertisers are billed for actual minutes used; the amount billed depends, among others, on the calendar quarter, channel, and hour in which the spot is transmitted. We currently bill our advertising customers based on fixed pricing rather than on a cost-per-rating-point basis. For a description of our advertising sales plan, see “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content — Advertising Rates and Sales”.

We currently sell a significant portion of our available television advertising time.  We use the remaining portion of our television advertising time primarily to satisfy our legal obligation to the Mexican government to provide up to 18 minutes per day of our broadcast time between 6:00 a.m. and midnight for public service announcements and 30 minutes per day for public programming (referred to in this annual report as Official Television Broadcast Time), and our remaining available television advertising time to promote, among other things, our products.(1)  We sold approximately 47%, 53% and 42% of total available national advertising time on our networks during prime time broadcasts in 2014, 2015 and 2016, respectively, and approximately 39%, 45% and 35% of total available national advertising time during all time periods in 2014, 2015 and 2016, respectively(2).  See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content”

Sky

Background.  We operate “Sky”, our DTH satellite venture in Mexico, Central America and the Dominican Republic, through Innova.  We indirectly own 58.7% of this venture.  The remaining 41.3% of Innova is owned by DIRECTV.  For a description of capital contributions and loans we have made to Innova, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

Innova’s Social Part Holders Agreement provides that neither we nor News Corp. nor DIRECTV may directly or indirectly operate or acquire an interest in any business that operates a DTH satellite system in Mexico, Central America and the Dominican Republic (subject to limited exceptions).

As of December 31, 2014, 2015 and 2016, Innova’s DTH satellite pay-TV service had 6,638,032,  7,284,162 and 8,026,519 gross active subscribers, respectively.  Innova primarily attributes its successful growth to its superior programming content, its exclusive transmission of the largest coverage sporting events such as soccer tournaments and special events, its high quality customer service and its nationwide distribution network with approximately 1,188 points of sale.  In addition to the above, Innova also experienced growth during 2014, 2015 and 2016 due to the success of VeTV, our low-end package in Mexico.  Sky continues to offer the highest quality and exclusive content in the Mexican pay-TV industry.  Its programming packages combine our over-the-air channels with other exclusive content.

During 2016, Sky offered exclusive content, which included certain Mexican Soccer League matches and most of the Spanish Soccer League, La Liga and La Copa del Rey, the English Premier League and the FA Cup, the NFL Sunday Ticket, NBA Pass, MLB Extra Innings, the NHL, WTA, bullfighting, World Equestrian Games, marathons,

(1)  Channel 4, which broadcasts Mexico City’s metropolitan area and reaches over 6.4 million households, representing approximately 21.3% of television households in Mexico in 2016, is included in the aggregate number of hours of advertising time sold reported herein.

(2)  The change in format of Channel 4 resulted in a significant reduction in the hours of advertising time sold since 2011.  See “—Channel 4.”

Diamond League, the largest coverage of the Mexican Baseball League (LMB), ATP tournaments, and the Basketball Euroleague.  In addition to new programming contracts, Sky continues to operate under arrangements with a number of third party programming providers to provide additional channels to its subscribers.  Sky also has arrangements with the major programming studios and sports federations.

In 2016, the Sky HD Package comprised 156 channels, as well as 26 additional channels for pay-per-view.  We expect to continue broadening our HD offering in the coming years for which we may need additional transponder capacity.

As of December 31, 2016, programming package monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: Basic Ps.149, Fun Ps.279, Fox+ Ps.439, HBO Ps.449 and Universe Ps.649.  Monthly fees for each programming package do not reflect a monthly rental fee in the amount of Ps.164 for the decoder necessary to receive the service (or Ps.150 if the subscriber pays within 12 days of the billing date) and a one-time activation fee which depends on the number of decoders and payment method. The monthly fees with respect to our prepaid programming package are the following: VeTV Ps.104, VeTV PLUS Ps.154 and the monthly rental fee for the decoder necessary to receive the service is Ps.95.

Sky devotes 15 pay-per-view channels to family entertainment and movies and four channels are devoted to adult entertainment.  In addition, Sky assigns seven extra channels exclusively for special events, known as Sky Events, which include concerts and sports.  Sky provides some Sky Events at no additional cost while it sells others on a pay-per-view basis.

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

Cable

The Cable Television Industry in Mexico.  Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee.  These fees are based on the package of channels the subscribers receive.  According to IFT, there were approximately 1,470 pay-TV concessions in Mexico as of September 30, 2016, serving approximately 20.5 million subscribers (including cable and DTH).

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

•                  Broadband internet services; and

•                  IP telephony services.

Cablevisión.  We own a 51% controlling stake in Cablevisión, one of the most important cable television operators in Mexico, which operates in Mexico City and its metropolitan area, where it offers cable television, high speed internet access and IP telephony services.

TVI.  In March 2016, we acquired the remaining 50% of the equity interest of TVI and its subsidiaries and as a result, TVI is a wholly-owned subsidiary of the Company. The transaction amounted to Ps.6,750 million, including the assumption of long-term liabilities in the aggregate amount of Ps.4,750.0 million, with maturities between 2017 and 2020, and a cash payment of Ps.2,000.0 million. TVI offers cable television, internet access, telephony services and bidirectional data transmission in the metropolitan area of Monterrey and other areas of northern Mexico.

Cablemás. We own Cablemás, which operates in approximately 103 cities in Mexico where it offers cable television, high speed internet access and telephony services.

Cablecom.  On July 31, 2013, we invested Ps.7,000 million in convertible debt instruments, which in August 2014 we converted into 95% of the equity interest in Ares, the owner of 51% of the equity interest in Cablecom, a cable company that offers cable television, internet access and telephony services in Mexico. As part of the 2013 transaction, we also invested U.S.$195 million in a debt instrument issued by Ares. In August 2014, we acquired, pursuant to applicable regulations, the remaining 5% of the equity interest in Ares and the remaining 49% of the equity interest of Cablecom for an additional consideration of Ps.8,550 million, which consisted of the capitalization of the U.S. dollar debt instrument issued by Ares in the amount of Ps.2,642 million, and cash in the amount of Ps.5,908 million.

Telecable.   On January 8, 2015, through a series of transactions, we acquired 100% of the equity interest of Telecable for an aggregate consideration of Ps.10,002 million. Telecable is a cable company that provides cable television, internet access and telephony services in Mexico, primarily in the states of Guanajuato, Jalisco, Aguascalientes, Queretaro, Tamaulipas, and Colima, among others.

Bestel.  Currently, the Company indirectly holds 66.1% of the equity of Bestel (35.3% through Cablevision and 30.8% of CVQ), which provides voice, data, and managed services to domestic and international carriers and to the enterprise, corporate, and government segments in Mexico.  Through Bestel (USA), Inc., Bestel provides cross-border services to U.S. carriers including internet protocol, or IP, transit, collocation, international private lines, virtual private networks, or VPNs, and voice services, as well as access to the Internet backbone via companies or carriers classified as “TIER 1” which are networks that can reach every other network on the internet without purchasing internet protocol address transit or paying settlements and “TIER 2” which are networks that peer with some networks, but purchase internet protocol address transit or pay settlements to reach at least some portion of the internet.  Bestel operates 28,000 kilometers of a fiber-optic network of which it owns approximately 10,000 kilometers. This fiber-optic network covers several important cities and economic regions in Mexico and has direct crossing of its network into Dallas, Texas, Nogales, Arizona, and San Diego, California in the United States.  This enables the company to provide high capacity connectivity between the United States and Mexico.

Other Businesses

Publishing.  Notwithstanding the challenges facing the publishing industry, we believe we have maintained our position as the most important publisher and distributor of magazines in Mexico, and of Spanish-language magazines in the world, as measured by circulation.

With a total circulation of approximately 90 million copies in 2016, we publish 136 titles that are distributed in 15 countries, including the United States, Mexico, Colombia, Chile, Argentina, Peru and Panama, among others. See “— Other Businesses — Publishing Distribution”. Our main publications in Mexico include TV y Novelas, a weekly entertainment and telenovelas magazine; Vanidades, a popular bi-weekly magazine for women; and Caras, a monthly leading lifestyle and socialite magazine. Our other main publications in Latin America and the United States include Vanidades, TV y Novelas U.S.A. and Caras Colombia and Chile.

We publish the Spanish-language edition of several magazines, including Cosmopolitan, Harper’s Bazaar, Seventeen, and Esquire through a joint venture with Hearst Communications, Inc.; Marie Claire, pursuant to a license agreement with Marie Claire Album; Men’s Health, Women’s Health and Runner’s World, pursuant to a license agreement with Rodale, Inc.; Sport Life and Automóvil Panamericano, as well as other special editions of popular automotive magazines, through a joint venture with Motorpress Ibérica, S.A.; Muy Interesante and Padres e

Hijos pursuant to a joint venture with GyJ España Ediciones, S.L.S. en C.  We also publish a Spanish-language edition of National Geographic and National Geographic Traveler in Latin America and in the United States through a licensing agreement with National Geographic Society.  In addition, we publish several comics pursuant to license agreements with Marvel Characters, B.V. and DC Comics.

Publishing Distribution.  We estimate that we distribute more than 50%, in terms of volume, of the magazines circulated in Mexico through our subsidiary, Distribuidora Intermex, S.A. de C.V., or Intermex.  We believe that our distribution network, including independent distributors, reaches over 300 million Spanish-speaking people in approximately 15 countries, including Mexico, Colombia, Argentina, Chile, Peru and Panama.  We also estimate that such distribution network reaches more than 20,000 points of sale in Mexico and approximately 29,100 points of sale outside of Mexico.  Our publications are also sold in the United States, the Caribbean and elsewhere through independent distributors.  In Mexico, in 2014, 2015 and 2016, 67.2%, 67.4% and 60.2%, respectively, of the publications distributed by our company were published by our Publishing division.  In addition, our distribution network sells a number of publications published by joint ventures and independent publishers, as well as sticker albums, novelties and other consumer products.

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

We own the Azteca Stadium, which hosted two World Cup Soccer Championships. Azteca Stadium was remodeled during 2016, adding new presidential suites, hospitality zones, VIP seats and VIP boxes, and it currently has a seating capacity of approximately 86,850 people. America and the Mexican National Soccer team generally play their home games at this stadium. In addition, on November 2016, this stadium hosted a regular season NFL game between the Oakland Raiders and the Houston Texans and in November 2017, it will host a regular season NFL game between the Oakland Raiders and the New England Patriots. This stadium is expected to host one official regular season NFL game in 2018 as well.

Promotions.  We promote a wide variety of concerts and other shows, including beauty pageants, song festivals and shows of popular Mexican and international artists.

Feature Film Production and Distribution.  We produce and co-produce first-run Spanish- and English-language feature films, some of which are among Mexico’s top films based on box office receipts.

We distribute our films to movie theaters in Mexico, the United States and Latin America,and later release them for broadcast on video on demand, cable and network television; some of those films have been partially financed by us, and are among the highest grossing Mexican films in Mexico, such as, Cásese Quien Pueda, Cantinflas, Un Gallo Con Muchos Huevos, No Manches Frida and the Spanish language film that broke audience and box office records in Mexico and the United States, Instructions Not Included, which became the second highest film in Mexico in terms of number of viewers. We distribute feature films produced by non-Mexican producers in Mexico. In 2014, 2015, 2016 and up to February 2017, we distributed 14, 19, 21 and 4 feature films, respectively, including several U.S. box office hits.

At December 31, 2016, we owned or had rights to 360 Spanish-language theatrical films, 158 theatrical films in other languages, 25 Spanish-language video titles and 27 video titles in other languages. Many of these films and titles have been shown on our television networks, cable system, DTH and subscription video on demand services.

Gaming Business.  In 2006, we launched our gaming business which consists of casinos and a national lottery.  As of December 31, 2016, we had 17 casinos in operation, under the brand name “PlayCity”.  In accordance with our permit, we plan to continue opening casinos.  In addition, during 2007 we launched Multijuegos, an online lottery with access to a nationwide network of approximately 17,961 points of sale through electronic terminals, including point-of-sale terminals at OXXO stores.  The casinos and Multijuegos are operated under the Gaming

Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 55 casinos and number draws throughout Mexico.

Radio Stations.  Our radio business, Sistema Radiópolis, S.A. de C.V., or Radiópolis, is operated under a joint venture with Promotora de Informaciones, S.A., or Grupo Prisa, a leading Spanish communications group.  Under this joint venture, we hold a controlling 50% full voting stake in this subsidiary and we have the right to appoint the majority of the members of the joint venture’s board of directors.  Except in the case of matters that require unanimous board and/or stockholder approval, such as extraordinary corporate transactions, the removal of directors and the amendment of the joint venture’s organizational documents, among others, we control the outcome of most matters that require board of directors and/or stockholder approval.  We also have the right to appoint Radiópolis’ Chief Financial Officer.  The election of Radiópolis’ Chief Executive Officer requires a unanimous vote from the joint venture’s board of directors.

Radiópolis owns and operates 17 radio stations in Mexico, including three AM and three FM radio stations in Mexico City, five AM and two FM radio stations in Guadalajara, one AM station in Monterrey, one FM radio station in Mexicali, one AM/FM combo station in San Luis Potosí and one FM radio station in Veracruz.  Some Radiópolis stations transmit powerful signals which reach beyond the market areas they serve.  For example, XEW-AM and XEWA-AM transmit signals that under certain conditions may reach the southern part of the United States.  XEW-AM may also reach most of southern Mexico.  Including owned and affiliated stations, Radiópolis has 99 stations.  We estimate that Radiópolis’ radio stations reach 28 states in Mexico.  Our programs aired through our radio stations network reach approximately 73% of Mexico’s population.  We plan to continue to explore ways to expand the reach of our radio programming and advertising through affiliations with third parties and through acquisitions. Radiorama is currently restructuring the operation of its radio stations, which might impact the number of stations that will remain affiliated with Radiorama in the future.

According to Investigadores Internacionales Asociados, S.C., or INRA, in 2014, 2015 and 2016, XEW-AM ranked, on average, tenth, twelfth and thirteenth, respectively, among the 32 stations in the Mexico City metropolitan area AM market, XEQ-FM, ranked, on average, second, first and first respectively, among the 30 stations in the Mexico City metropolitan area FM market, and XEBA ranked, on average fourth, second and second respectively, among the 24 stations in the Guadalajara City metropolitan FM market.  INRA conducts daily door-to-door and automobiles interviews in the Mexico City metropolitan area to determine radio listeners’ preferences.  Outside Mexico City, INRA conducts periodic surveys.

Our radio stations use various program formats, which target specific audiences and advertisers, and cross-promote the talent, content and programming of many of our other businesses, including television, sports and news.  We produce some of Mexico’s top-rated radio formats, including W Radio (News-talk), W Deportes (Sports), Ke Buena (Mexican music) and Los 40 (Pop music).  W Radio, Ke Buena and Los 40 formats are also broadcast through the internet.

The successful exclusive radio broadcasting in 2016 of the Champions League, Euro, NFL, Liga Mx and Copa América Centenario placed Radiópolis among the highest rating sports-broadcasting radio stations in Mexico.

During the last five years, Radiópolis has organized 20 massive live musical events with leading artists in both musical formats, gathering an attendance of 113,618 people in aggregate for the last two events, which were performed at the Azteca Stadium in Mexico City.  The events organized by Radiópolis have become among the most popular music-related events among the musical radio stations in Mexico.

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

Investments

OCEN.  We own a 40% stake in OCEN, a subsidiary of CIE, which owns all of the assets related to CIE’s live entertainment business unit in Mexico.  OCEN’s business includes the production and promotion of a wide variety of live entertainment events such as concerts, theatrical, family and cultural events, as well as the operation of entertainment venues, the sale of entrance tickets (under an agreement with Ticketmaster Corporation), food, beverages and merchandising, and the booking and management of Latin artists.  OCEN is ranked as the number three live show promoter in the world, according to Pollstar Magazine.

During 2014, 2015 and 2016, OCEN promoted 3,654, 2,727 and 2,968 events, respectively, and during 2016, it managed 12 entertainment venues in Mexico City, Guadalajara and Monterrey, providing an entertainment platform that established OCEN as one of the principal live entertainment companies in Mexico.

During 2016, 22.8 million entrance tickets were issued by OCEN’s subsidiary Ticketmaster, compared to 23.8 million in 2015.

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

In September 2016, one of Imagina’s stockholders announced its intention to sell its stake in Imagina. Some third parties have shown an interest in purchasing Imagina stock. We are currently evaluating such offers.

Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V.  In March 2010, Telefónica, Editora Factum, S.A. de C.V., a wholly-owned subsidiary of the Company which was merged into CVQ in May 2015, and Megacable agreed to jointly participate, through a consortium known as Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”), in the public bid for a pair of dark fiber wires held by the CFE (Comisión Federal de Electricidad).  In June 2010, the SCT granted GTAC a favorable award in the bidding process for a 20 year contract for the lease of up to 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted in July 2010, to operate a public telecommunications network using DWDM technology.  In June 2010, one of our subsidiaries entered into a long-term credit facility agreement to provide financing to GTAC in an amount up to Ps.688.2 million. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. In addition, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.359.9 million.  By the end of 2016, GTAC had in operation 171 links and 148 nationwide nodes, and the services for customers grew to 1,957, of which 87% have a capacity of 10 Gbps. The overall capacity per link is approximately 3.2 Tbps (80 optical channels x 40 Gbps each channel). In addition, GTAC maintains four of its own routes (1,720 kilometers), three third-party dark fiber IRU (1,372 kilometers) and local loops (518 kilometers).  This new fiber optic network will represent for us a new alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered.  The fiber optic network will aim to increase broadband internet access for businesses as well as households in Mexico.

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

Univision

We have a number of arrangements with Univision, the leading Spanish-language media company in the United States that owns and operates the following: Univision Network, a leading content creator and the most-watched Spanish-language television network in the United States; UniMás; Univision Cable Networks; Galavisión; UDN (Univision Deportes Network); Univision tlnovelas; ForoTV; De Película; De Película Clásico; Bandamax; Ritmoson; Telehit; Univision Local Media, which owns and/or operates 59 television stations and 67 radio stations in major Hispanic markets within the United States and Puerto Rico; Univision Now, a direct-to-consumer, on demand and live streaming subscription service; and the Fusion Media Group (FMG), a division that serves young, diverse audiences, which includes two cable networks, news and lifestyle English language network FUSION TV, UCI’s interest in El Rey Network, Univision.com, Uforia, a music application featuring multimedia music content; as well as a collection of leading digital brands that span a range of categories: technology (Gizmodo), sports (Deadspin), music (TrackRecord), lifestyle (Lifehacker), modern women’s interests (Jezebel), news and social justice (FUSION.net), African American news and culture (The Root), gaming (Kotaku), and car culture (Jalopnik). FMG also includes the Company’s interest in comedy and news satire brands The Onion, Clickhole and The A.V. Club.

On December 20, 2010, Univision, we, UHI and other parties affiliated with the investor groups that own UHI, entered into various agreements and completed certain transactions previously announced in October 2010. As a result, in December 2010, we (1) made a cash investment of U.S.$1,255 million in UHI (formerly known as BMP), in exchange for an initial 5% equity stake in UHI, and U.S.$1,125 million aggregate principal amount of 1.5% Convertible Debentures of UHI due 2025 which were convertible at our option into additional shares then equivalent to an approximately 30% equity stake of UHI, subject to applicable laws and regulations in the United States and other conditions, (2) acquired an option to purchase at fair value certain additional equity in UHI, subject to applicable laws and regulations in the United States, and other terms and conditions, and (3) sold to Univision our 50% equity interest in TuTv, our previous joint venture with Univision engaged in satellite and cable pay-TV programming distribution in the United States, for an aggregate cash amount of U.S.$55 million. In connection with this investment, (1) we entered into an amended program license agreement, or PLA, with Univision, pursuant to which Univision has the exclusive right to broadcast certain Televisa content in the United States, (2) we entered into a new program license agreement with Univision, the Mexico License Agreement, or MLA, under which we have received the exclusive Spanish-language broadcast and digital rights to Univision’s audiovisual programming (subject to certain exceptions) in Mexico during the term of the PLA, and (3) three designees of the Company joined Univision’s then 20-member Board of Directors, which was later increased to four designees of the Company on Univision’s expanded 22-member Board of Directors, on which there are currently 19 directors serving.

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

(ii)          Term Extension— Subject to Univision completing a public offering of its common stock that results in net proceeds to Univision of a minimum agreed upon amount (which as of April 2017, has not been completed) and no change of control having occurred, the PLA Amendment extends the term of the PLA from its current expiration date of the later of 2025 and 90 months after the Company voluntarily sells two-thirds of its equity interests in UHI, to the later of 2030 and 90 months after the Company voluntarily sells two-thirds of its equity interests in UHI. Univision’s exclusive U.S. broadcast and digital rights (with limited exceptions) to the Company’s programming including premium Spanish-language telenovelas, sports, sitcoms, reality series, new programming and feature films, remains substantially unchanged.

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

(ii)                                  Conversion of Debentures — In July 2015, the Company exchanged $1.125 billion principal amount of Univision’s convertible debentures into warrants that are exercisable for certain classes of UHI’s common stock. In connection with the conversion, Univision made a one-time payment to the Company of $135.1 million on July 15, 2015 to induce the conversion. In July 2015, the Company exercised 267,532 warrants to increase its equity stake in UHI from 7.8% to 10%. On December 31, 2016, the Company held warrants exercisable for shares of Univision.

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

FCC Matters

On January 3, 2017, the FCC (a) approved an increase in the authorized aggregate foreign ownership of Univision’s issued and outstanding shares of common stock from 25% to 49%; and (b) authorized the Company to hold up to 40% of the voting interest and 49% of the equity interests of Univision. As a result of such authorization, the Company will be able to increase its current equity stake in Univision. In addition, pursuant to the MOU Univision agreed that, after its original sponsors have transferred at least 75% of Univision’s common stock, Univision will file an application for any required FCC approval of a transfer of control of Univision to the public stockholders of Univision or as otherwise may be required.

For additional information regarding our relationship with Univision, see Notes 9, 10, 14 and 19 to our consolidated year-end financial statements.

Competition

We compete with various forms of media and entertainment companies in Mexico, both Mexican and non-Mexican.  See “Key Information — Risk Factors — Risk Factors Related to Our Business — We Face Competition in Each of Our Markets That We Expect Will Intensify”.

Content

Our television stations compete for advertising revenues and for the services of recognized talent and qualified personnel with other television stations (including the stations owned by TV Azteca and Imagen Television) in their markets, as well as with other advertising media, such as pay television networks, radio, newspapers, magazines, outdoor advertising, cable television and a multi-channel, multi-point distribution system, or MMDS, OTT content providers, and DTH satellite services.  Our content also competes with other forms of entertainment and leisure time activities.  We generally compete with 237 channels throughout Mexico, including the channels of our major competitor, TV Azteca, which owns and operates Channels 7 and 13 in Mexico City, which we believe are affiliated with 177 stations outside of Mexico City.  TV Azteca owns the concession for Channel 40, or Proyecto 40, a UHF channel that broadcasts in the Mexico City metropolitan area.

In addition to the foregoing channels, there are additional operating channels in Mexico with which we also compete, including Channel 11, which has 32 repeater stations, and Channel 22, which has 16 repeater stations in Mexico, which are operated by the Mexican government, as well as Imagen Television that operates as a concession holder to broadcast on a national digital network.  Our television stations are the leading television stations in their respective markets.  See “— Content—Television Networks”.

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

Sky

Innova currently competes with, or expects to compete with, among others, cable television operators, MMDS systems, national broadcast networks (including our three free-to-air networks and Channel 4), regional and local broadcast stations, OTT content providers and other DTH concessions such as Dish Mexico, which as of the third quarter of 2016 had  approximately 4.2 million subscribers, according to IFT. Currently, Dish offers not only low-priced packages, but also high-end products such as High Definition Packages. Innova also faces competition from: (a) unauthorized C-band and Ku-band television signals provided by third parties without authorization of the Mexican government; and (b) illegal streaming services that facilitate access to television channels and content through set up boxes and applications. Other competitors include radio, movie theaters, video rental stores, IPTV, internet, video games and other entertainment sources.  We also face significant competition from new entrants in pay-TV services as well as from the new public television networks. The consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay-TV market in Mexico matures, and as the offering of bundled services that include pay-TV, broadband and telephony increases, Innova expects to face competition from an increasing number of sources.  Emerging technologies that provide new services to pay-TV customers as well as new competitors in the DTH field or cable, telecommunication and internet players entering into video services would require us to make significant capital expenditures in new technologies and additional transponder capacity.

In October 2008, Dish Mexico, a subsidiary of a U.S. based DTH company operating with certain arrangements with Telmex, started operations in Mexico through a DTH concession.  Dish Mexico currently operates nationwide.

Since 2010, there is a fiber to the home, or FTTH, pay-TV service called Total Play, which offers more than 260 channels, Video on Demand, HD and other applications.  This service also includes bundle discounts for their interactive TV, internet and voice services.  Axtel provides a product called Axtel TV, which offers up to 88 standard definition channels, 52 HD channels, 50 audio channels, and 50 hours of virtual recording in addition to internet and voice services.

Cable

Cablevisión, Cablemás, TVI, Cablecom and Telecable face competition from several media, cable and telecommunications companies throughout Mexico, including internet service providers, such as Telmex, Axtel and other cable companies, DTH services such as Sky and Dish, pay-TV service providers such as Megacable, OTT content providers such as Netflix and Claro Video, mobile service providers such as Telcel, AT&T and Telefonica, and other telecommunications and telephone companies such as Telmex and Axtel in fixed services, among others.

Other Businesses

Publishing

Each of our magazine publications competes for readership and advertising revenues with other magazines of a general character and with other forms of print and non-print media.  Competition for advertising is based on circulation levels, reader demographics and advertising rates.

Radio

The radio broadcast business is highly competitive in Mexico as well.  Our radio stations compete with other radio stations in their respective markets, as well as with other advertising media, such as television, newspapers, magazines and outdoor advertising.  Among our principal competitors in the radio broadcast business are Grupo Radio Centro, S.A.B. de C.V., which owns or operates approximately 200 radio stations throughout Mexico, 12 of which are located in Mexico City, Grupo Acir, S.A. de C.V., which owns or operates approximately six radio stations in Mexico City, and has a presence in 25 cities in Mexico, and NRM Comunicaciones, S.A. de C.V., which owns six radio stations in Mexico City.

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

Gaming Business

Our principal competitors in the gaming industry are, with respect to casinos, Codere, CIE and Grupo Caliente, and, with respect to Multijuegos, the governmental lotteries of Pronósticos Deportivos para la Asistencia Pública and Lotería Nacional.  We also face competition from several illegal casino and bingo parlors throughout Mexico.

Regulation

Our business, activities and investments are subject to various Mexican federal, state and local statutes, rules, regulations, policies and procedures, which are constantly subject to change, and are affected by the actions of various Mexican federal, state and local governmental authorities.  See “Key Information — Risk Factors — Risk Factors Related to Mexico — Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations”, “— Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “—The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.  The material Mexican federal, state and local statutes, rules, regulations, policies and procedures to which our business, activities and investments are subject are summarized below.  Station XETV, Tijuana, is also subject to certain regulatory requirements of the FCC, including the obligation to obtain permits for cross-border transmission of programming broadcast to the United States and to obtain licenses to operate microwave and/or satellite earth station transmitting equipment within the U.S. These summaries do not purport to be complete and should be read together with the full texts of the relevant statutes, rules, regulations, policies and procedures described therein.

Television

Mexican Television Regulations

Concessions.  The LFTR regulates, on a convergent basis, the use and exploitation of the radio-electric spectrum, and the telecommunications networks, as well as the rendering of broadcasting, cable, satellite pay-TV and telecommunications services.

Concessions for the commercial use of spectrum are granted through public bid processes. Such concessions are granted for a fixed term, subject to renewal in accordance with LFTR. Renewal of concessions for the use of spectrum require, among others: (i) to request such renewal to IFT in the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. To our knowledge, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in the past several years for public interest reasons; however, the Company is unable to predict the outcome of any action by IFT in this regard.

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

The Company was prevented from participating as a bidder in this public auction. See “Key Information — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments” and “— Risk Factors Related to Our Business — The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”. In March 2015, IFT issued its ruling announcing Grupo Radio Centro and Imagen Television as winning bidders for two free to air broadcasting licenses with separate national coverage.  However, since Grupo Radio Centro has failed to pay the amount they bid for their free to air broadcasting license, the IFT’s ruling announcing them as a winning bidder was declared null and void and they will not receive the license. As a result, the auction of the portion of the spectrum that was going to be assigned to Grupo Radio Centro is in process. The new bid is for 148 channels for Digital Terrestrial Television. Imagen Television has completed the process and has received its license.

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

On February 15, 2017, the Mexican Ministry of Interior published in the Official Gazette of the Federation an amendment to the regulations of broadcast television and pay-TV programming guidelines that provides for different age classifications for programming (the “Programming Guidelines Amendment”), which became effective on February 16, 2017, substituting in full force and effect the previous amendment published on November 4, 2015. The Programming Guidelines Amendment for broadcast television is as follows: (i) programs classified “D” exclusively for mature audience only may broadcast after midnight to 5:00 am; (ii) programs classified “C” for adults may broadcast only after 9:00 p.m. to 5:59 am; (iii) programs classified “B15” for teenagers over 15 years old may be broadcast only after 7:00 p.m. to 5:59 am; (iv) programs classified “B” for teenagers and adults may be broadcast only after 4:00 p.m. to 5:59 am; and (v) programs classified “A” and “AA” for all age groups may be broadcast at any time. The same age classifications apply for pay-TV programming and the age classifications must be shown to the audience, but there are no applicable broadcasting time limitations.

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

Restrictions on Advertising.  Mexican law regulates the type and content of advertising broadcast on television.  In order to prevent the transmission of misleading advertising, without affecting freedom of expression and dissemination, the broadcasting of advertisements presented as journalistic news or information is prohibited. Under current law, advertisements of alcoholic beverages (other than beer and wine) may be broadcast only after 9:00 p.m. and advertisements for tobacco products are prohibited.  Advertising for alcoholic beverages must not be excessive and must be combined with general promotions of nutrition and general hygiene. Health Law Guidelines were published in the Official Gazette of the Federation on April 15, 2014 and became effective on July 7, 2014 for the advertisement of the following products: snacks, flavored drinks, candies, chocolates, or foods similar to chocolates and became effective for the remaining products on January 1, 2015. See “Risk Factors Related to Our Business — The Amendment to the Regulations of the General Health Law on Advertising Could Materially Affect Our Business, Results of Operations and Financial Condition”. Moreover, the Mexican government must approve any advertisement of lotteries and other sweepstakes games.

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

Additional Rights for Audiences. Among others, the LFTR imposes new obligations on concessionaires. Under the LFTR, concessionaires must have a code of ethics and appoint an Ombudsman, whom shall not have been employed by the respective concessionaire or concessionaires during a period of two years prior to his/her appointment. The Ombudsman can be appointed (i) individually by the relevant concessionaire, (ii) jointly by several concessionaires or (iii) by a body or chamber which represents concessionaires. The Cámara Nacional de la Industria de Radio y Televisión (CIRT) or Mexican Chamber of Television and Radio Broadcasters, has appointed a person who is authorized to act as an Ombudsman for all of its concessionaire members who decide to retain him. On November 29, 2016 IFT issued the Guidelines for the Defense of the Audiences, which were published on December 21, 2016 in the Federal Official Gazette. These guidelines and some related provisions of the LFTR were constitutionally challenged by the Executive Branch and the Senate particularly for concerns that they restrict freedom of speech. The resolution of the procedures is pending and they will be resolved by the Supreme Court of Justice. In addition to the obligations established in the LFTR, such guidelines emphasize that the concessionaires must (i) make sure that when broadcasting news, the reporting of factual material is clearly distinguished from commentaries and personal analysis, (ii) submit electronic, online and telephone programming guides, (iii) establish specific actions to distinguish between advertising and content, (iv) offer programming that is subtitled and dubbed in Spanish; and (v) provide sign language for the hearing impaired in at least one of their most-watched nationwide news programs. These guidelines establish the procedure before the Ombudsman for the defense of the rights of the audiences. The obligations imposed by the guidelines will become effective on August 16, 2017 unless they are further postponed by IFT or the Supreme Court resolves them otherwise.

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

Radio

The regulations applicable to the operation of radio stations in Mexico are identical in all material respects to those applicable to television stations.  The expiration dates of our radio concessions range from 2015 to 2036.  Concessions for five radio stations in the states of San Luis Potosí, Jalisco and Nuevo León expired from 2015 to 2016. Renewal applications were timely filed, but are still pending as certain related matters of the applicable regulations are being reviewed by the corresponding authorities.  See “— Content”, “— Other Businesses — Radio Stations” and “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

During 2016, the concession title of two AM stations operated in Guadalajara was assigned to Radiópolis. Such assignment will be effective once the corresponding authority issues its authorization.

In February 2017, Radiópolis participated in Bid No. IFT-4 to obtain the concession of new FM stations, and IFT awarded Radiópolis with 2 stations in Ensenada and Puerto Vallarta. We expect to begin operations for these stations by the end of 2017.

Cable Television

Concessions.  Cable television operators now apply for a public telecommunications network concession from IFT (previously SCT) in order to operate their networks and provide cable television services and other multimedia communications services. Applications are submitted to IFT (previously SCT) and, after a formal review process, a public telecommunications network concession is granted for an initial term of up to 30 years. Cablevisión obtained a telecommunications concession, which expires in 2029. Pursuant to its public telecommunications concession, Cablevisión can provide cable television, limited audio transmission services, specifically music programming, bidirectional internet access and unlimited data transmission services in Mexico City and surrounding areas in the State of Mexico (Estado de México). In addition, in May 2007, the SCT granted Cablevisión authorization to modify its concession allowing Cablevisión to provide local telephony services using the telephony public network. The scope of Cablevisión’s public telecommunications concession is much broader than the scope of its former cable television concession, which covered only cable television services and audio programming.

Cablemás and its affiliates operate under 75 concessions, which cover 19 Mexican states. Through these concessions, Cablemás provides cable television services, internet access and bidirectional data transmission services. Cablemás provides local and long distance telephony services. Each concession granted by the SCT allows Cablemás to install and operate a public telecommunications network. The expiration dates for Cablemás’ concessions range from 2023 to 2046.

TVI and its affiliates operate under ten concessions, which cover six Mexican states. Through these concessions, TVI provides cable television services, bidirectional data transmission and internet and telephony services. Each concession granted by the SCT allows TVI to install and operate a public telecommunications network. The expiration dates for TVI’s concessions range from 2025 to 2045.

Cablecom and its affiliates operate under 29 concessions, which cover 15 Mexican states. Through these concessions, Cablecom provides cable television services, bidirectional data transmission and internet and telephony services. Each concession granted by the SCT allows Cablecom to install and operate a public telecommunications network. The expiration dates for Cablecom’s concessions range from 2025 to 2045.

Telecable operates under 34 concessions, which cover 10 Mexican states. Through these concessions, Telecable provides cable television services, bidirectional data transmission and internet and telephony services. Each concession granted by the SCT allows Telecable to install and operate a public telecommunications network. The expiration dates for Telecable’s concessions range from 2022 to 2046.

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

In addition to broadcasting programming that promotes Mexican culture, Mexican law also requires cable television operators to carry all air broadcasted channels and Señales de Instituciones Públicas Federales or Public Federal Institutions Channels provided by the Mexican government according to the applicable regulations.

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

Mexican Antitrust Law

The Federal Antitrust Law became effective on July 7, 2014. It should be noted that the IFT is entitled to review antitrust matters related to the telecommunications and broadcasting sectors, while the COFECE is in charge of all other antitrust matters. IFT or COFECE must authorize mergers and acquisitions before they take place.  In addition, one of the thresholds was modified to only apply to sales or assets of economic agents in Mexico and not worldwide economic agents.  The Federal Antitrust Law allows reporting parties to request a “fast track” review for a specific transaction when it is evident that the transaction does not restrain competition.  It is considered evident that a transaction does not restrain competition when:

(i)                         the acquirer does not have any participation in any market related to the relevant market;

(ii)                      the acquirer is not an actual or potential competitor of target; and

(iii)                   any of the following circumstances are met:

(a)                     the acquirer is a new participant in the relevant market;

(b)                     the acquirer does not have control over target before or after the transaction; or

(c)                      the acquirer has control over target before the transaction.

IFT or COFECE, as applicable, must resolve within 5 business days from the date of filing if the transaction should be admitted to the fast track review process.  Once admitted, it must resolve within 15 business days whether it is evident that the transaction does not restrain competition.

The Antitrust Law provides that the following reportable transactions, among others, are exempt from being reviewed by IFT or COFECE:

(i)                         Corporate restructurings.

(ii)                      Transactions where the acquirer has control over the target from its incorporation or from the date the last reported transaction was approved by IFT or COFECE.

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

With regard to our acquisitions of Cablecom and Telecable, the IFT ruled that there were no sufficient elements to determine the existence of market power in the municipalities of Mexico in which Cablecom and Telecable operate. The IFT resolutions have been challenged by certain third parties.  These challenges are still under review by the competent courts. There is a risk that IFT could try to impose measures upon us which could significantly and adversely affect the activities and businesses of our broadcasting and/or telecommunications businesses, as well as our results of operations and financial condition.

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

d)             IFT or COFECE, as applicable, may determine the existence of essential facilities when the following conditions are met: (i) one or several economic agents with substantial market power control a good; (ii) the reproduction of such good by other economic agents is unviable, now or in the future, due to technical, legal or economic reasons; (iii) the good is indispensable for the provision of other goods or services in other markets and does not have close substitutes.

e)              IFT or COFECE, as applicable, may determine the existence of barriers to competition and free markets, when an element is found that either (i) hinders the access of new entrants; (ii) limits competition; or (iii) hinders or distorts competition and the free market process.

f)               The resolutions issued by IFT or COFECE, as applicable, can only be challenged by an amparo claim, which will be ruled by the Antitrust, Telecommunications and Broadcasting Federal Courts, without any judicial stay that can suspend the execution of the resolution.

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

The Telecom Reform created two regulatory bodies that are independent from the executive branch of government: COFECE (which assumed the functions of the former Mexican Antitrust Commission, except in the areas of telecommunications and broadcasting (television and radio), and IFT (which oversees the Mexican telecommunications and broadcasting (television and radio) industries, including all antitrust matters relating to those industries). In addition, specialized federal courts empowered to review all rulings, actions and omissions of these independent regulatory bodies were created. No stay or injunction will suspend any measure or action taken by these regulatory bodies. Therefore, subject to limited exceptions, until any decision, action or omission by these regulatory bodies is declared void by a competent court through a binding and final judgment, COFECE’s or IFT’s decision, action or omission will be valid and will have full force and legal effect.

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

In March 2015, IFT issued its ruling announcing Grupo Radio Centro and Imagen Television as winning bidders for two free to air broadcasting licenses with separate national coverage.  However, since Grupo Radio Centro failed to pay the amount they bid for their free to air broadcasting license, the IFT’s ruling announcing them as a winning bidder was declared null and void and they will not receive the license.  As a result, the portion of the spectrum that was going to be assigned to Grupo Radio Centro is in an auction process. The new bid is for 148 channels of Digital Terrestrial Television. See “Key Information — Risk Factors — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

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

Mexico’s transition to digital television was completed on December 31, 2015. Frequencies released as a consequence of such digitalization were transferred back to the Mexican State.

See “Key Information — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

The LFTR establishes a renewal procedure that will result in the granting of a renewal of an integrated multiservice concession (when involving radio-electric spectrum or orbital resources, a concession to exploit such spectrum is required) in order to provide telecommunications and possibly, broadcasting services.  The integrated multiservice concession will be awarded for renewable 30 year terms. Renewal of integrated multiservice concessions require, among others: (i) to request its renewal to IFT within the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request.  Failure by IFT to respond within such period of time shall be interpreted as if the request for renewal has been granted.

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

The LFTR establishes the maximum amount of time that a concession holder providing broadcasting services with commercial purposes can use for commercial advertising. The maximum amount of advertising time is set at 18% of the total broadcasting time for each television channel, and the maximum amount for radio stations shall not exceed 40% of the total broadcasting time for each channel (such percentages may be increased as described in “Television — Mexican Television Regulations — Restrictions on Advertising”).

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

Significant Subsidiaries

The table below sets forth our significant subsidiaries as of December 31, 2016.

Name of Significant Subsidiary	Jurisdiction of Organization or Incorporation	Percentage Ownership(1)
Corporativo Vasco de Quiroga, S.A. de C.V. (CVQ) (3)	Mexico	100.0%
Cablemás subsidiaries (2) (4)	Mexico	100.0%
Telecable subsidiaries.(2) (8)	Mexico	100.0%
Empresas Cablevisión, S.A.B. de C.V. .(2) (5) (19)	Mexico	51.0%
Milar, S.A. de C.V.(2)	Mexico	51.0%
Cablevisión, S.A. de C.V.	Mexico	51.0%
Arretis S.A.P.I. de C.V.(2) (5).(20)	Mexico	100.0%
Sky DTH, S. de R.L. de C.V. (2) (10)	Mexico	100.0%
Innova Holdings, S. de R.L. de C.V. (2) (10)	Mexico	58.7%
Innova, S. de R.L. de C.V. (Innova)(11)	Mexico	58.7%
Television Internacional, S.A. de C.V. (TVI) (2) (5) (6)	Mexico	100.0%
Editorial Televisa, S.A. de C.V.(2) (7) (9)	Mexico	100.0%
Grupo Distribuidoras Intermex, S.A. de C.V.(2) (7) (12)	Mexico	100.0%
Grupo Telesistema, S.A. de C.V. (13)	Mexico	100.0%
G.Televisa-D, S.A. de C.V.(2) (14)	Mexico	100.0%
Grupo Bissagio, S.A. de C.V. (2) (15)	Mexico	100.0%
Multimedia Telecom, S.A. de C.V. (15)	Mexico	100.0%
Villacezan, S.A. de C.V. (2) (7)	Mexico	100.0%
Televisa, S.A. de C.V.(16)	Mexico	100.0%
Televisión Independiente de México, S.A. de C.V.(2)	Mexico	100.0%
Sistema Radiópolis, S.A. de C.V.(2) (7) (17)	Mexico	50.0%
Televisa Juegos, S.A. de C.V.(2) (7) (18)	Mexico	100.0%

(1)             Percentage of equity owned by us directly or indirectly through subsidiaries or affiliates.

(2)             While this subsidiary is not a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, we have included this subsidiary in the table above to provide a more complete description of our operations.

(3)             Direct subsidiary through which we conduct the operations of our Sky and Cable segments.

(4)             The Cablemás subsidiaries are directly owned by CVQ. As of December 31, 2014, some Cablemás subsidiaries were direct subsidiaries, and some other were directly owned by Consorcio Nekeas, S.A. de C.V., a former wholly-owned direct subsidiary. In January 2015, Consorcio Nekeas, S.A. de C.V. was merged into TTelecom H, S.A.P.I. de C.V., a former direct subsidiary, and in July 2015, TTelecom H,

S.A,.P.I. de C.V. was merged into CVQ. The Cablemás direct subsidiaries were acquired by a direct subsidiary of CVQ in the second half of 2015.

(5)             One of three indirect subsidiaries through which, together with the Cablemás and Telecable subsidiaries, we conduct the operations of our Cable segment.

(6)             An direct subsidiary of CVQ. Through February 2016, we had a 50% ownership interest in TVI, and consolidated this subsidiary because we appointed the majority of the members of the Board of Directors of TVI. In March 2016, we acquired the remaining 50% non-controlling interest in TVI.

(7)             One of five subsidiaries through which we conduct the operations of our Other Businesses segment.

(8)             The Telecable subsidiaries are directly owned by CVQ as a result of the merger of TTelecom H, S.A.P.I. de C.V. (TTelecom), the former parent of the TTelecom subsidiaries, into CVQ in July 2015. TTelecom was a wholly-owned subsidiary through which we acquired the Telecable subsidiaries in January 2015.

(9)             Direct subsidiary through which we conduct the operations of our Publishing business.

(10)      One of two subsidiaries through which we own our equity interest in Innova.

(11)      Indirect subsidiary through which we conduct the operations of our Sky segment. We currently own a 58.7% interest in Innova.

(12)      Direct subsidiary through which we conduct the operations of our Publishing Distribution business.

(13)      Direct subsidiary through which we conduct the operations of our Content segment and certain operations of our Other Businesses segment.

(14)      Indirect subsidiary through which we conduct certain operations of our Content segment.

(15)      Indirect subsidiaries through which we own approximately 10% of the capital stock of UHI and maintain our investment in Warrants that are exercisable for capital stock of UHI. In November 2015, Grupo Xquenda, Ltd. an indirect subsidiary formerly incorporated in Switzerland, was migrated to Mexico with the name Grupo Bissagio, S.A. de C.V.

(16)      Indirect subsidiary through which we conduct certain operations of our Content segment.

(17)      Direct subsidiary through which we conduct the operations of our Radio business.

(18)      Direct subsidiary through which we conduct the operations of our Gaming business.

(19)      A direct majority-owned subsidiary of CVQ. As of December 31, 2014, Empresas Cablevisión, S.A.B. de C.V. was directly owned by Editora Factum, S.A. de C.V., a former direct subsidiary that was merged into CVQ in May 2015.

(20)      In November 2016, Grupo Cable T.V. S.A. de C.V., a former indirect subsidiary of CVQ acquired by us in 2014, was merged into Arretis, S.A.P.I. de C.V.

Property, Plant and Equipment

Broadcasting, Office and Production Facilities.  Our properties consist primarily of broadcasting, production facilities, television and repeater stations, technical operations facilities, workshops, studios and office facilities, most of which are located in Mexico.  We own most of our properties or lease offices and facilities through indirect wholly owned and majority owned subsidiaries.  There are no major encumbrances on any of our properties, and we currently do not have any significant plans to construct any new properties or expand or improve our existing properties.  Our principal offices, which we own, are located in Santa Fe in Mexico City.  Each of our television stations has individual transmission facilities located in Mexico, substantially all of which we own.  Our television production operations are concentrated in four locations in Mexico City, 14 studios in San Angel, 13 studios located in Chapultepec, three studios in Santa Fe and one studio in Rojo Gomez.  We own substantially all of these studios.  The local television stations wholly or majority owned by us have in the aggregate 46 production studios.  We own other properties used in connection with our operations, including a training center, technical operations facilities, studios, workshops, television and repeater stations, and office facilities.  We beneficially own Azteca Stadium, which seats approximately 86,850 people, through a trust arrangement that was renewed in 1993 for a term of 30 years and that may be extended for additional periods.  In the aggregate, these properties, excluding Azteca Stadium, currently represent approximately 5.8 million square feet of space, of which over 3.6 million square feet are located in Mexico City and the surrounding areas, and approximately 1.7 million square feet are located outside of Mexico City and the surrounding areas.

Our cable television, radio, publishing and Mexican DTH satellite service businesses are located in Mexico City.  We also own the transmission and production equipment and facilities of our radio stations located outside Mexico City.

We also own or lease over a total of 418,752 square feet in properties in the United States, Latin America, Spain and Switzerland in connection with our operations there.  We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries.  The following table summarizes our real estate and lease agreements in the United States, Latin America, Spain and Switzerland.

Operations	Number of Properties	Location
Television and news activities
Owned properties	1	San Diego, California(1)
Leased properties	3	Madrid, Spain(2)
		Zug, Switzerland(1)
Publishing activities
Owned properties	6	Miami, Florida(1)
		Santiago, Chile (1)
		Caracas, Venezuela (1)
		Buenos Aires, Argentina(2)
		Bogota, Colombia(1)
Leased properties	11	Beverly Hills, California(1)
		Miami, Florida(1)
		New York, New York(1)
		Medellín, Colombia(1)
		Bogotá, Colombia(2)
		San Juan, Puerto Rico(1)
		Chicago, Illinois(1)
		Pearland, Texas(1)
		Guayaquil, Ecuador (2)
Publishing distribution and other activities
Owned properties	2	Lima, Peru(2)
Leased properties	10	Quito, Ecuador(2)
		Guayaquil, Ecuador(1)
		Buenos Aires, Argentina(2)
		Panamá, Panamá(2)
		Lima, Peru (2)
		Bogotá, Colombia (1)
DTH
Leased properties	7	San José, Costa Rica(1)
		Guatemala(1)
		Nicaragua(1)
		Panama(1)
		San Salvador(1)
		Honduras(1)
		Dominicana(1)
Telephony
Leased properties	7	San Antonio, Texas(3)
		Dallas, Texas(1)
		Laredo, Texas(1)
		McAllen, Texas(1)
		Mission, Texas (1)

Satellites.  We currently use transponder capacity on seven satellites: Eutelsat 117 West A (formerly Satmex 8), which reaches Mexico, the United States, Latin America, and the Caribbean; Intelsat IS-11, replacement of PAS 3-R (renamed in February 2007 IS-3R), which started operations in July 2009 and reaches North America, Western Europe, Latin America and the Caribbean; AMC-9, which reaches Mexico, the United States and Canada; IS-905, which reaches Western and Eastern Europe; IS-21, which reaches Central America, Mexico, the Southern United States and the Caribbean; and SM-1, which reaches Central America, Mexico, the Southern United States and the Caribbean. In March 2010, Sky reached an agreement with a subsidiary of Intelsat to lease 24 transponders on the Intelsat IS-21 satellite which is mainly used for signal reception and retransmission services over the satellite’s estimated 15-year service life.  IS-21 started service in the third quarter of 2012, replacing Intelsat IS-9 as Sky’s primary transmission satellite.  In April 2010, Intelsat released the IS-16 satellite, where Sky has an additional twelve transponders to deliver new DTH-HD channels and more DTH SD channels; this satellite is also a back-up satellite for our DTH venture operations. For a description of guarantees related to our DTH venture transponder obligations, see Note 13 to our consolidated year-end financial statements.

Since 1996, we have been working with PanAmSat (now Intelsat) as our satellites services provider, which provided to Televisa five Ku band transponders on Satellite PAS-3R, three of which were intended to be for DTH to Spain. We were required to pay an annual fee for each transponder of U.S $3.1 million. Due to an exchange with three of five 54 Mhz ku Band transponders, until April 2, 2016, we had capacity on two 36 Mhz C band transponders on Galaxy 16.

In December 2005, we signed an extension with PanAmSat, for the use of three transponders on the PAS-3R satellite until 2009 and 2012 and two transponders on the Galaxy IVR (replaced by Galaxy 16) satellite until 2016. On October 2015 we signed a new contract with SES S.A. until June 2019 for the replacement of two transponders of Galaxy 16 (end of contract April 2, 2016), the new contract includes three transponders and the full service migration to the new satellite AMC-9, the operations started on October 2015.

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

In August 2009, the contract on two remaining transponders of the IS-3R satellite expired (end of life of the satellite). We negotiated a new contract for the same transponder on the IS-905 satellite until August 31, 2015, for the distribution of our content in Europe. In September 2015, the contract was renewed with Intelsat until August 2018.

In February 2012, we renewed the contract with Satélites Mexicanos, S.A. de C.V., or Satmex, on Satmex 5 until January 31, 2015. In February 2015, we renewed the contract until August 31, 2018. The new contract includes the full service migration to the new satellite, Satmex 8, which started operations in April 2013.

On October 31, 2012, the contract on one of the three transponders of the Galaxy 16 satellite expired. In November 2012, we entered into a new contract with SES, S.A., or SES, for a new transponder on the AMC-9 satellite until October 31, 2017, as a replacement of the previous one. In November 2015, this contract was extended until December 2018.

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

Insurance.  We maintain comprehensive insurance coverage for our offices, equipment, transmission lines networks and other property for risks including fire, earthquake, flooding, storm, and other similar events and the resulting business interruption losses, subject to some limitations.  We do not maintain insurance for our DTH business in case of loss of satellite transmission. We cannot provide any assurance that our insurance coverage is sufficient to cover any losses that we may sustain, or that we will be able to successfully claim our losses under our insurance policies on a timely basis or at all. If we incur any loss not covered by our insurance policies, or the compensated amount is significantly less than our actual loss or is not timely paid, our business, financial condition and results of operations could be materially and adversely affected.

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

	Year Ended December 31,
	2016		2015		2014
	(Millions of Pesos)(1)
Net sales	Ps.	96,287.4	Ps.	88,051.8	Ps.	80,118.4
Cost of sales	52,377.8		47,226.5		42,908.7
Selling expenses	10,900.7		9,716.2		8,561.9
Administrative expenses	13,273.4		12,035.5		9,409.7
Other expense, net	3,137.4		328.5		5,281.7
Operating income	16,598.1		18,745.1		13,956.4
Finance expense, net	9,532.1		122.9		4,328.9
Share of income of joint ventures and associates, net	1,139.6		35.4		13.2
Income taxes	2,872.2		6,332.2		2,980.9
Net income	5,333.4		12,325.4		6,659.8
Net income attributable to non-controlling interests	1,612.0		1,426.3		1,272.9
Net income attributable to stockholders of the Company	Ps.	3,721.4	Ps.	10,899.1	Ps.	5,386.9

(1)               Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2016, 2015 and 2014 included in this annual report due to differences in rounding.

Results of Operations

For segment reporting purposes, our consolidated cost of sales, selling expenses and administrative expenses for the years ended December 31, 2016, 2015 and 2014 exclude corporate expenses and depreciation and amortization, which are presented as separate line items. The following table sets forth the reconciliation between our operating segment income and the consolidated operating income according to IFRS:

	Year Ended December 31,
	2016		2015		2014
	(Millions of Pesos) (1)
Net sales	Ps.	96,287.4	Ps.	88,051.8	Ps.	80,118.4
Cost of sales(2)	40,825.2		37,169.5		34,376.8
Selling expenses(2)	9,717.5		8,764.7		7,822.0
Administrative expenses(2)	6,821.5		6,422.3		5,639.9
Operating segment income	38,923.2		35,695.3		32,279.7
Corporate expenses	2,207.9		1,960.8		1,478.5
Depreciation and amortization	16,979.8		14,660.9		11,563.1
Other expense, net	3,137.4		328.5		5,281.7
Operating income	Ps.	16,598.1	Ps.	18,745.1	Ps.	13,956.4

(1)               Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2016, 2015 and 2014 included in this annual report due to differences in rounding.

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

The following table sets forth our segment net sales data for the indicated periods as a percentage of total segment net sales:

	Year Ended December 31,(1)
	2016	2015	2014
Segment Net Sales
Content	36.9%	38.1%	42.8%
Sky	22.1	21.3	21.5
Cable	32.1	31.6	25.7
Other Businesses	8.9	9.0	10.0
Total segment net sales	100.0%	100.0%	100.0%
Intersegment operations	(3.1)	(2.4)	(1.7)
Total consolidated net sales	96.9%	97.6%	98.3%

The following table sets forth our operating income as a percentage of our total consolidated net sales:

	Year Ended December 31,(1)
	2016	2015	2014
Net Sales
Cost of sales(2)	42.4%	42.2%	42.9%
Selling expenses(2)	10.1	10.0	9.8
Administrative and corporate expenses(2)	9.4	9.5	8.9
Depreciation and amortization	17.6	16.6	14.4
Other expense, net	3.3	0.4	6.6
Consolidated operating income	17.2	21.3	17.4
Total consolidated net sales	100.0%	100.0%	100.0%

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

Summary of Business Segment Results

The following tables set forth the net sales and operating segment income of each of our reportable business segments and intersegment sales, corporate expenses, depreciation and amortization and other expense, net for the years ended December 31, 2016, 2015 and 2014. Reportable segments are those that are based on our method of internal reporting to senior management for making operating decisions and evaluating performance of operating segments, and certain qualitative, grouping and quantitative criteria.  As of December 31, 2016, we classified our operations into four business segments: Content, Sky, Cable (which we previously referred to as Telecommunications), and Other Businesses.

	Year Ended December 31,
	2016		2015		2014
	(Millions of Pesos)(1)
Segment Net Sales
Content	Ps.	36,686.7	Ps.	34,332.6	Ps.	34,868.1
Sky	21,941.2		19,253.5		17,498.6
Cable	31,891.6		28,488.3		20,937.3
Other Businesses	8,828.3		8,124.3		8,204.0
Total Segment Net Sales	99,347.8		90,198.7		81,508.0
Intersegment Operations	(3,060.4)		(2,146.9)		(1,389.6)
Total Consolidated Net Sales	Ps.	96,287.4	Ps.	88,051.8	Ps.	80,118.4
Operating Segment Income
Content	Ps.	14,748.0	Ps.	14,564.2	Ps.	15,534.3
Sky	9,898.5		8,972.3		8,211.3
Cable	13,236.1		11,405.6		7,882.9
Other Businesses	1,040.6		753.2		651.2
Total Operating Segment Income(2)	38,923.2		35,695.3		32,279.7
Corporate Expenses(2)	(2,207.9)		(1,960.8)		(1,478.5)
Depreciation and Amortization(2)	(16,979.8)		(14,660.9)		(11,563.1)
Other Expense, net	(3,137.4)		(328.5)		(5,281.7)
Consolidated Operating Income(3)	Ps.	16,598.1	Ps.	18,745.1	Ps.	13,956.4

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

Seasonality

Our results of operations are seasonal.  We typically recognize a disproportionately large percentage of our overall consolidated net sales (principally advertising) in the fourth quarter in connection with the holiday shopping season.  For example, in 2016, 2015 and 2014, we recognized 28.4%, 28.3% and 30.0%, respectively, of our consolidated net sales in the fourth quarter of the year.  Our costs, in contrast to our revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

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

Results of Operations for the Year Ended December 31, 2016
Compared to the Year Ended December 31, 2015

Total Segment Results

Net Sales

Net sales increased by Ps.8,235.6 million, or 9.4%, to Ps.96,287.4 million for the year ended December 31, 2016 from Ps.88,051.8 million for the year ended December 31, 2015. This increase was attributable to strong growth in our Content segment, and double-digit growth in our Sky and Cable segments.

Cost of Sales

Cost of sales increased by Ps.3,655.7 million, or 9.8%, to Ps.40,825.2 million for the year ended December 31, 2016 from Ps.37,169.5 million for the year ended December 31, 2015. This increase was due to higher costs principally in our Content, Sky and Cable segments.

Selling Expenses

Selling expenses increased by Ps.952.8 million, or 10.9%, to Ps.9,717.5 million for the year ended December 31, 2016 from Ps.8,764.7 million for the year ended December 31, 2015. This increase was attributable to higher selling expenses, primarily in our Cable, Content and Sky segments.

Administrative and Corporate Expenses

Administrative and corporate expenses increased by Ps.646.3 million, or 7.7%, to Ps.9,029.4 million for the year ended December 31, 2016 from Ps.8,383.1 million for the year ended December 31, 2015. The growth reflects an increase in administrative expenses, principally in our Cable and Sky segments. This increase includes an increase of 12.6% in corporate expenses.

Corporate expense increased by Ps.247.1 million, to Ps.2,207.9 million in 2016, from Ps.1,960.8 million in 2015. The increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in 2016 and 2015 amounted to Ps.1,410.5 million and Ps.1,199.5 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period. The increase of Ps.211.0 million reflected primarily the increase in the market price of our CPO in prior years, and to a lesser extent a higher number of our CPOs conditionally sold to officers and employees in our Cable segment.

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

The following table presents net sales and operating segment income in our Content segment, and the percentage of change when comparing 2016 with 2015:

	Year Ended December 31,
	2016		2015		Change
	(Millions of Pesos)				(%)
Net Sales
Advertising	Ps.	23,223.2	Ps.	23,029.3	0.8%
Network Subscription Revenue	4,399.3		3,595.4		22.4%
Licensing and Syndication	9,064.2		7,707.9		17.6%
Total Net Sales	Ps.	36,686.7	Ps.	34,332.6	6.9%
Operating Segment Income	Ps.	14,748.0	Ps.	14,564.2	1.3%

Content net sales, representing 36.9% and 38.1% of our total segment net sales for the years ended December 31, 2016 and 2015, respectively, increased by Ps.2,354.1 million, or 6.9%, to Ps.36,686.7 million for the year ended December 31, 2016 from Ps.34,332.6 million for the year ended December 31, 2015.

Advertising revenue growth reached 0.8%. The modest growth in 2016 follows a contraction in revenues during 2015 that resulted from the restructuring of our advertising sales organization.

Advertising customer deposits for 2017 grew by 8.9%.

Network Subscription Revenue increased by 22.4%. The growth in the year was driven mainly by the sustained addition of pay-TV subscribers, both in Mexico and Latin America and a positive translation effect on foreign-currency denominated revenues. These two factors more than compensated for the loss of revenue from Megacable starting September 2016.

During the year, Televisa continued to produce and transmit several of the leading pay-TV networks in Mexico in key categories, including general entertainment, music and lifestyle, and movies. During 2016, 11 of the top 30 pay-TV networks in Mexico were produced by Televisa.

The increase in Licensing and Syndication revenue of 17.6% is mainly explained by a positive translation effect on foreign-currency-denominated revenues. The royalties from Univision reached US$324.6 million in 2016, equivalent to a growth of 4.3% from 2015.

In the aggregate for the full year, the Content segment results reflect a positive translation effect on foreign-currency-denominated sales that amounted to Ps.1,887.0 million.

Content operating segment income increased by 1.3% to Ps.14,748.0 million in 2016 compared with Ps.14,564.2 million in 2015. The margin was 40.2%. The moderate growth in operating segment income was possible in spite of the increased investment in the production of content, the loss of revenue from Megacable starting September, 2016, and the decision not to renew the agreement with Netflix starting July, 2016.

Advertising Rates and Sales

We sell commercial time in two ways: upfront and on a scatter basis. Advertisers that elect the upfront option lock in prices for most of our commercial inventory for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, are charged lower rates than those charged on a scatter basis for their commercial time, are given the highest priority in schedule placement, and are given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and lack of access to choice commercial time slots. We bill our advertising customers based on fixed pricing rather than on a cost-per-rating-point basis. Advertising revenues are recognized at the time the advertising services are rendered (i.e., the advertising is broadcast). Upon broadcast of the corresponding advertising, advertisers are charged based on the price tariff previously agreed with them. Any upfront payments are recorded as liabilities until such time as the revenue is recognized. We are not committed with advertisers to achieve a certain rating upon broadcast nor do we charge on estimates but rather on actual agreed prices. Therefore, we do not have to account for any deficiency or provide any price adjustment.

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

We sold approximately 47%, 53% and 42% of total available national advertising time on our networks during prime time broadcasts in 2014, 2015 and 2016, respectively, and approximately 39%, 45% and 35% of total available national advertising time during all time periods in 2014, 2015 and 2016, respectively.  Television broadcasting advertising time that is not sold to the public is primarily used to satisfy our legal obligation to the Mexican government to provide Official Television Broadcast Time and to promote, among other things, our products.

As of December 31, 2016 and 2015, we had received Ps.18,335.2 million and Ps.16,829.8 million, respectively, of advertising deposits and advances for advertising time in all of our platforms, during 2017 and 2016, respectively, representing approximately U.S.$888.5 million and U.S.$977.6 million, respectively, at the applicable year-end exchange rates. Approximately 71.6% and 69.4% of these deposits as of December 31, 2016 and 2015, respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of these years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2016 and 2015 was 3.8, and 3.4 months, respectively.

Sky

Sky net sales are primarily derived from program services, activation fees and equipment rental to subscribers, and national advertising sales.

Sky net sales, representing 22.1% and 21.3% of our segment net sales for the years ended December 31, 2016 and 2015, respectively, increased by Ps.2,687.7 million, or 14.0%, to Ps.21,941.2 million for the year ended December 31, 2016 from Ps.19,253.5 million for the year ended December 31, 2015. The increase in revenue was the fastest of the last four years and was driven by a growth in the subscribers of 742 thousand. Strong revenue growth was also driven by a higher than usual re-charge rate in the first half of 2016 following the transition from analog to digital transmission of broadcast signals. As of December 31, 2016, the number of net active subscribers increased to 8,026,519 (including 190,545 commercial subscribers), compared with 7,284,162 (including 178,915 commercial subscribers) as of December 31, 2015. Sky closed 2016 with 206,814 subscribers in Central America and the Dominican Republic.

Sky operating segment income increased by Ps.926.2 million, or 10.3%, to Ps.9,898.5 million for the year ended December 31, 2016 from Ps.8,972.3 million for the year ended December 31, 2015, and the margin was 45.1%. The increase in revenues was partially compensated by higher programming costs mainly as a result of the depreciation of the Mexican peso.

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

Cable net sales, representing 32.1% and 31.6% of our segment net sales for the years ended December 31, 2016 and 2015, respectively, increased by Ps.3,403.3 million, or 11.9%, to Ps.31,891.6 million for the year ended December 31, 2016 from Ps.28,488.3 million for the year ended December 31, 2015.

Voice and data revenue generating units, or RGUs, grew by 11.8% and 11.3% compared with 2015, respectively, and video RGUs grew by 3.6%.

Cable operating segment income increased by Ps.1,830.5 million, or 16.0%, to Ps.13,236.1 million for the year ended December 31, 2016 from Ps.11,405.6 million for the year ended December 31, 2015, and the margin reached 41.5%, equivalent to an increase of 150 basis points from 2015, and is the highest on record. The increase in the margin was possible due to the aggressive cost savings program implemented throughout the year and process of integration of our five cable operations. These favorable variances were partially offset by higher programming costs mainly as a result of the depreciation of the Mexican peso and by higher maintenance, personnel and leasing costs and expenses.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2016 and 2015.

	2016	2015
Video	4,205,864	4,061,655
Broadband (data)	3,411,790	3,066,699
Voice	2,113,282	1,891,026
RGUs	9,730,936	9,019,380

During the first quarter 2017, we have adjusted downward our RGU count by 207,000. As part of the integration of all our cable assets under the same systems, during the first quarter of 2017 we standardized the methodology for accounting for RGUs across all companies. Prior to standardization of policies, TVI had a different reporting methodology for RGUs. The adjustment to the RGU count does not have an impact on financial results. The strictest criteria has now been adopted by all five cable operations.

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

Other Businesses net sales, representing 8.9% and 9.0% of our segment net sales for the years ended December 31, 2016 and 2015, respectively, increased by Ps.704.0 million, or 8.7%, to Ps.8,828.3 million for the year ended December 31, 2016 from Ps.8,124.3 million for the year ended December 31, 2015. Businesses that performed well include soccer and gaming. The gaming business benefited from higher revenues from our electronic gaming machines, while soccer saw an increase in revenues as a result of player-related transactions.

Other Businesses operating segment income increased by Ps.287.4 million, or 38.2%, to Ps.1,040.6 million for the year ended December 31, 2016 from Ps.753.2 million for the year ended December 31, 2015, reflecting primarily i) an increase in the operating segment income of our gaming and soccer businesses; and ii) a decrease in the operating segment loss of our publishing distribution business.

Depreciation and Amortization

Depreciation and amortization expense increased by Ps.2,318.9 million, or 15.8%, to Ps.16,979.8 million for the year ended December 31, 2016 from Ps.14,660.9 million for the year ended December 31, 2015. This change primarily reflected an increase in such expense in our Cable and Sky segments, and was partially offset by a decrease in our Content segment.

Other Expense, Net

Other expense, net, increased by Ps.2,808.9 million to Ps.3,137.4 million for the year ended December 31, 2016 from Ps.328.5 million for the year ended December 31, 2015. This increase reflected primarily: (i) the absence of a non-recurring cash income of Ps.1,038.3 million (U.S.$67.6 million) as a result of the early termination of a technical assistance agreement with Univision in the first quarter of 2015; (ii) a non-recurring costs of approximately Ps.259.3 million incurred in connection with the cancellation of a contract for a new satellite in our Sky segment; (iii) an increase in non-recurring severance expense in 2016 in the aggregate amount of Ps.912.2 million in connection with dismissals of personnel in our Content, Cable and Other Businesses segments, as part of a cost reduction plan; and (iv) an increase in legal and accounting advisory and professional services.

Other expense, net, for the year ended December 31, 2016, also included loss on disposition of property and equipment, donations, and a non-cash impairment charge related to goodwill and trademarks in our Publishing business.

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

Finance expense, net, increased by Ps.9,409.2 million to Ps.9,532.1 million for the year ended December 31, 2016 from Ps.122.9 million for the year ended December 31, 2015. This increase reflected primarily: (i) an unfavorable change of Ps.7,558.1 million decrease in other finance income or expense, net, resulting primarily from the absence of other finance income recognized by us in July 2015 in connection with our exchange of Convertible Debentures issued by UHI, the controlling company of Univision, for Warrants that are exercisable for UHI’s common stock, which included a cash amount of Ps.2,195 million (U.S.$135.1 million) received from UHI for such exchange, and a Ps.4,718.2 million reclassification from accumulated other comprehensive income in consolidated equity in connection with a cumulative non-cash gain related to changes in fair value of such debentures; (ii) a Ps.2,258.5 million increase in interest expense, due primarily to a higher average principal amount of debt, finance lease obligations and other notes payable in 2016 and the impact of the depreciation of the Mexican peso against the U.S. dollar on such interest expense; and (iii) a Ps.64.3 million increase in foreign exchange loss, net, resulting primarily from the depreciation of the Mexican peso against the U.S. dollar on a higher average net U.S. dollar liability position in 2016, which was partially offset by a favorable hedge effect resulting from our higher U.S. dollar investment in UHI in 2016. These unfavorable variances were partially offset by a Ps.471.7 million increase in interest income explained primarily by a higher average amount of cash equivalents and temporary investments in 2016.

Share of Income of Associates and Joint Ventures, Net

This line item reflects our equity participation in the operating results and net assets of unconsolidated businesses in which we maintain an interest, but which we do not control. We recognize equity in losses of associates and joint ventures up to the amount of our initial investment, subsequent capital contributions and long-term loans, or beyond that amount when guaranteed commitments have been made by us in respect of obligations incurred by associates and joint ventures.

Share of income of associates and joint ventures, net, increased by Ps.1,104.2 million to Ps.1,139.6 million for the year ended December 31, 2016 from Ps.35.4 million for the year ended December 31, 2015. This increase reflected mainly a favorable change in our share of income or loss of UHI, the controlling company of Univision, as well as a higher share of income of Imagina Media Audiovisual, S.L., a communications company in Spain, which investment we began to recognize as an associate in third-quarter 2015.

Income Taxes

Income taxes decreased by Ps.3,460.0 million to Ps.2,872.2 million in 2016 compared with Ps.6,332.2 million in 2015. This decrease reflected primarily a lower tax base, which was partially offset by a higher effective income tax rate.

The Mexican corporate income tax rate was 30% in each of the years 2016, 2015 and 2014. In accordance with the 2014 Tax Reform (as defined below), the corporate income tax rate will remain 30% thereafter.

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

Net income attributable to non-controlling interests increased by Ps.185.7 million, or 13%, to Ps.1,612.0 million for the year ended December 31, 2016, compared with Ps.1,426.3 million for the year ended December 31, 2015. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Sky and Cable segments, which was partially offset by the acquisition of a non-controlling interest in Televisión Internacional, S.A. de C.V. (“TVI”), a company in our Cable segment, in first-quarter 2016.

Net Income Attributable to Stockholders of the Company

We generated net income attributable to stockholders of the Company in the amount of Ps.3,721.4 million for the year ended December 31, 2016, as compared to Ps.10,899.1 million for the year ended December 31, 2015. The net decrease of Ps.7,177.7 million reflected:

•                  a Ps.2,147.0 million decrease in operating income;

•                  a Ps.9,409.2 million increase in finance expense, net; and

•                  a Ps.185.7 million increase in net income attributable to non-controlling interests.

These changes were partially offset by:

•                  a Ps.1,104.2 million increase in share of income of associates and joint ventures, net; and

•                  a Ps.3,460.0 million decrease in income taxes.

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

Content

The following table presents net sales and operating segment income in our Content segment, and the percentage of change when comparing 2015 with 2014:

	Year Ended December 31,
	2015		2014		Change
	(Millions of Pesos)				(%)
Net Sales
Advertising	Ps.	23,029.3	Ps.	25,465.7	(9.6)%
Network Subscription Revenue	3,595.4		2,854.4		26.0%
Licensing and Syndication	7,707.9		6,548.0		17.7%
Total Net Sales	Ps.	34,332.6	Ps.	34,868.1	(1.5)%
Operating Segment Income	Ps.	14,564.2	Ps.	15,534.3	(6.2)%

Content net sales decreased by Ps.535.5 million, or 1.5%, to Ps.34,332.6 million for the year ended December 31, 2015 from Ps.34,868.1 million for the year ended December 31, 2014.

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

Sky

Sky net sales increased by Ps.1,754.9 million, or 10.0%, to Ps.19,253.5 million for the year ended December 31, 2015 from Ps.17,498.6 million for the year ended December 31, 2014. The annual increase was driven by solid growth in the subscriber base of more than 646 thousand, which is explained by the continued success of Sky’s low-cost offering. As of December 31, 2015, the number of net active subscribers increased to 7,284,162 (including 178,915 commercial subscribers), compared with 6,638,032 (including 174,986 commercial subscribers) as of December 31, 2014. Sky closed 2015 with 192,024 subscribers in Central America and the Dominican Republic.

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

Cable

Cable net sales increased by Ps.7,551.0 million, or 36.1%, to Ps.28,488.3 million for the year ended December 31, 2015 from Ps.20,937.3 million for the year ended December 31, 2014. This increase primarily reflected the consolidation of Cablecom starting on September 1, 2014 and of Telecable starting on January 1, 2015. Excluding Cablecom and Telecable, full year sales experienced a growth of 12.5%.

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

Other Businesses

Other Businesses net sales decreased by Ps.79.7 million, or 1.0%, to Ps.8,124.3 million for the year ended December 31, 2015 from Ps.8,204.0 million for the year ended December 31, 2014. Businesses that performed well included gaming and radio. The gaming business benefited from higher revenues from our electronic gaming machines, while the radio business saw an increase in advertising revenues.

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

Finance expense, net, decreased by Ps.4,206.0 million to Ps.122.9 million for the year ended December 31, 2015 from Ps.4,328.9 million for the year ended December 31, 2014. This favorable change reflected a Ps.6,228.6 million increase in other finance income, net, resulting primarily from (i) our exchange in July 2015 of Convertible Debentures issued by UHI, the controlling company of Univision, for warrants that are exercisable for UHI’s common stock, which included, as a consideration for such exchange, a cash amount of U.S.$135.1 million (Ps.2,195 million) received from UHI; and (ii) a Ps.4,718.2 million reclassification from accumulated other comprehensive income in consolidated equity in connection with a cumulative gain related to changes in fair value of the Convertible Debentures, which effect was partially offset by the absence of a favorable change in fair value in 2014 resulting from an embedded derivative related to our former option to convert such Debentures into an equity stake of UHI. This favorable change in other finance income net, was partially offset by (i) a Ps.687.9 million increase in interest expense, due primarily to a higher average principal amount of debt and finance lease obligations in 2015; (ii) a Ps.299.9 million decrease in interest income explained primarily by the absence of interest income from our former investments in  the Convertible Debentures issued by UHI as these securities were exchanged in July 2015 for warrants that are exercisable for UHI’s common stock, and convertible debt instruments issued by Tenedora Ares, S.A.P.I. de C.V. as these securities were converted in August 2014 in connection with the acquisition of Cablecom, as well as a reduction in applicable interest rates on cash, cash equivalents and temporary investments; and (iii) a Ps.1,034.8 million increase in foreign exchange loss resulting primarily from the effect of a 16.6% depreciation of the Mexican peso against the U.S. dollar on our average net unhedged U.S. dollar liability position in 2015 compared with a 12.9% depreciation and a lower U.S. dollar liability position in 2014.

Share of Income of Associates and Joint Ventures, Net

This line item reflects our equity participation in the operating results and net assets of unconsolidated businesses in which we maintain an interest, but which we do not control. We recognize equity in losses of associates and joint ventures up to the amount of our initial investment, subsequent capital contributions and long-term loans, or beyond that amount when guaranteed commitments have been made by us in respect of obligations incurred by associates and joint ventures.

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

•                  a Ps.4,206.0 million decrease in finance expense, net; and

•                  a Ps.22.2 million increase in share of income of associates and joint ventures, net.

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

•                  the Mexican inflation rate;

•                  the U.S. inflation rate; and

•                  the percentage change in Mexican GDP compared to the prior period.

	Year Ended December 31,
	2016	2015	2014
Depreciation (appreciation) of the Peso as compared to the U.S. Dollar(1)	19.9%	16.6%	12.9%
Mexican inflation rate(2)	3.4	2.1	4.1
U.S. inflation rate	2.1	0.7	0.8
Increase in Mexican GDP(3)	2.3	2.6	2.3

(1)               Based on changes in the Interbank Rates, as reported by CitiBanamex, at the end of each period, which were as follows: Ps.13.0750 per U.S. Dollar as of December 31, 2013; Ps.14.7613 as of December 31, 2014; Ps.17.2160 as of December 31, 2015 and Ps.20.6356 as of December 31, 2016.

(2)               Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 111.5 in 2013; 116.1 in 2014; 118.5 in 2015 and 122.5 in 2016.

(3)               In the case of GDP information for 2014, as reported and/or restated by the Instituto Nacional de Estadística, Geografía e Informática, or INEGI, and, in the case of GDP information for 2015 and 2016, as estimated by INEGI.

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

•                  Foreign Currency-Denominated Revenues and Operating Costs and Expenses. We have substantial operating costs and expenses denominated in foreign currencies, primarily in U.S. Dollars. These costs are principally due to our activities in the United States, the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our foreign currency-denominated revenues and operating costs and expenses stated in millions of U.S. Dollars for 2016, 2015 and 2014:

	Year Ended December 31,
	2016		2015		2014
			(Millions of U.S. Dollars)
Revenues	U.S.$	910	U.S.$	943	U.S.$	956
Operating costs and expenses	819		859		707

On a consolidated basis, in 2016, 2015 and 2014, our foreign-currency-denominated costs and expenses did not exceed our foreign-currency-denominated revenues but there can be no assurance that they will continue not to do so in the future. As a result, we will continue to remain exposed to future depreciation of the Peso, which would increase the Peso equivalent of our foreign-currency-denominated costs and expenses.

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

IFRS

Our consolidated financial information as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, was prepared in accordance with IFRS as issued by the IASB.

New and Amended IFRSs

Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2017. Our management is in the process of assessing the potential impact of these pronouncements on our consolidated financial statements. Some amendments and improvements to certain IFRSs became effective on January 1, 2016, and they did not have any significant impact on our consolidated financial statements.

New or Amended Standard	Title of the Standard	Effective for Annual Periods Beginning On or After

Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
Amendments to IAS 7 (1)	Disclosure Initiative	January 1, 2017
Amendments to IAS 12 (1)	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
Annual Improvements (1)	Annual Improvements 2014-2016 Cycle	January 1, 2017

IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IAS 40 (2)	Transfers of Investment Property	January 1, 2018
IFRIC 22 (1)	Foreign Currency Transactions and Advance Consideration	January 1, 2018
Amendments to IFRS 2 (1)	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IFRS 4 (2)	Financial Instruments with IFRS 4 Insurance Contracts	No earlier than 2020

(1)         This new or amended standard is not expected to have any significant impact on our consolidated financial statements.

(2)         This new or amended standard is not expected to be applicable to our consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture were issued in September 2014 and address and acknowledge inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involved a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involve assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB postponed the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.

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

Annual Improvements to IFRSs 2014-2016 Cycle were published in December 2016 and set out amendments to certain IFRSs. These amendments result from proposals made during the IASB’s Annual Improvements process, which provides a vehicle for making non-urgent but necessary amendments to IFRSs. The IFRSs amended and the topics addressed by these amendments are as follows:

Annual Improvements 2014-2016 Cycle	Subject of Amendment
IFRS 12 Disclosure of Interests in Other Entities	Clarification of the scope of the Standard.
IFRS 1 First-time Adoption of International Financial Reporting Standards	Deletion of short-term exemptions for first-time adopters.
IAS 28 Investments in Associates and Joint Ventures	Measuring an associate or joint venture at fair value.

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued in May 2014. IFRS 15 provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 is effective on January 1, 2018, with early adoption permitted. When IFRS 15 is adopted, it can be applied either on a fully retrospective basis, requiring the restatement of the comparative periods presented in the consolidated financial statements, or with the cumulative retrospective impact of IFRS 15 applied as an adjustment to equity on the date of adoption; when the latter approach is applied it is necessary to disclose the impact of IFRS 15 on each line item in the consolidated financial statements in the reporting period. We are expected to be impacted to some extent by the significant increase in required disclosures. Our management is currently in the process of assessing the changes that are beyond disclosures, and the effect of the adoption of this standard regarding technology systems, processes, and internal controls to capture new data and address changes in financial reporting. We have initially reviewed a majority of our revenue arrangements and expect our review to be completed in the third quarter of 2017.

Amendments to IFRS 15 Clarifications to IFRS 15 Revenue from Contracts with Customers were issued in April 2016. These amendments clarify how to: (i) identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract; (ii) determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided); and (iii) determine whether the revenue from granting a license should be recognized at a point in time or over time. In addition to the clarifications, these amendments include two additional reliefs to reduce cost and complexity for a company when it first applies IFRS 15. The amendments have the same effective date as IFRS 15.

IFRS 9 Financial Instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at amortized cost and those measured at fair value. The determination is made at initial recognition. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. For financial liabilities, this standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the incomestatement, unless this creates an accounting mismatch. Some amendments to IFRS 9 and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) were issued in December 2011. These amendments to IFRS 9 modify the mandatory effective date of this standard and the relief from restating prior periods, and also add transition disclosures to IFRS 7 that are required to be applied when IFRS 9 is first applied. Our management is currently evaluating the impact IFRS 9 will have on its consolidated financial statements and disclosures.

Amendments to IAS 40 Investment Property were issued in December 2016 and clarify the requirements on transfers to, or from, investment property.

IFRIC 22 Foreign Currency Transactions and Advance Consideration was issued in December 2016 and addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency.

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions were issued in June 2016 and clarify how to account for certain types of share-based payment transactions.

IFRS 16 Leases (“IFRS 16”) was issued in January 2016 and replaces IAS 17 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The major change introduced by IFRS 16 is that leases will be brought onto the companies’ statements of financial position, increasing the visibility of their assets and liabilities. IFRS 16 removes the classification of leases as either operating leases or finance leases for the lessee, treating all long-term leases as finance leases. Short-term leases (less than 12 months) and leases of low-value assets are exempt from the requirements. Early application of IFRS 16 is permitted as long as the IFRS 15 Revenue from Contracts with Customers is also applied. Our management is currently evaluating the impact IFRS 16 will have on its consolidated financial statements and disclosures. While we are not yet in a position to assess the full impact of the application of the new standard, we expect that the impact of recording the lease liabilities and the corresponding right-to-use assets will significantly increase its consolidated total assets and liabilities with a minimal effect on its consolidated equity.

Amendments to IFRS 4 Financial Instruments with IFRS 4 Insurance Contracts were issued in September 2016 and address concerns arising from implementing the new financial instruments Standard, IFRS 9, before implementing the replacement Standard that the Board is developing for IFRS 4. These concerns include temporary volatility in reported results.

Critical Accounting Estimates and Assumptions

We have identified certain key accounting policies upon which our consolidated financial condition and results of operations are dependent. The application of these key accounting policies often involves complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In the opinion of our management, our most critical accounting policies under IFRS are those related to the accounting for programming, investments in associates and joint ventures, goodwill and other indefinite—lived intangible assets, deferred income taxes, financial assets and liabilities measured at fair value and exchange of Convertible Debentures due 2025 issued by UHI for warrants issued by UHI. For a full description of these and other accounting policies, see Note 2 to our consolidated year-end financial statements.

(a)                                 Accounting for Programming

We produce a significant portion of programming for initial broadcast over our television networks in Mexico, our primary market. Following the initial broadcast of this programming, we then license some of this programming for broadcast in secondary markets, such as Mexico, the United States, Latin America, Asia, Europe and Africa. Under IFRS, in order to properly capitalize and subsequently amortize production costs related to this programming, we must estimate the expected future benefit period over which a given program will generate revenues (generally, over a five-year period). We then amortize the production costs related to a given program over the expected future benefit period. Under this policy, we generally expense approximately 70% of the production costs related to a given program in our initial broadcast run and defer and expense the remaining production costs over the remainder of the expected future benefit period (see Note 2 (g) to our consolidated year-end financial statements).

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

We also purchase programming from, and enter into license arrangements with, various third party programming producers and providers, pursuant to which it receives the rights to broadcast programming produced by third parties over our television networks in Mexico. In the case of programming acquired from third parties, we estimate the expected future benefit period based on the anticipated number of showings in Mexico. In the case of programming licensed from third parties, we estimate the expected future benefit period based upon the term of the license. To the extent that a given future expected benefit period is shorter than the estimate, we may have to accelerate the purchase price or the license fee sooner than anticipated. Conversely, to the extent that a given future expected benefit period is longer than the estimate, we may have to extend the amortization schedule for the remaining portion of the purchase price or the license fee.

Assuming a hypothetical 10% decrease in expected future revenue from our programming as of December 31, 2016, the balance of such programming would decrease in the amount of Ps.242,811 with a corresponding increase in programming amortization expense.

(b)                                 Investments in Associates and Joint Ventures

Some of our investments are structured as investments in associates and joint ventures (see Notes 2 (c) and 10 to our consolidated year-end financial statements). As a result, the results of operations attributable to these investments are not consolidated with the results of various of our segments for financial reporting purposes, but are reported as share of income or loss of associates and joint ventures in the consolidated statement of income (see Note 10 to our consolidated year-end financial statements).

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

We evaluate periodically our investments in these associates and joint ventures for impairment, taking into consideration the performance of these ventures as compared to projections related to net sales, expenditures, strategic plans and future required cash contributions, among other factors. In doing so, we evaluate whether any declines in value are other than temporary. We have taken impairment charges in the past for some of these investments. Given the dynamic environments in which these businesses operate, as well as changing macroeconomic conditions, there can be no assurance that our future evaluations will not result in recognizing additional impairment charges for these investments.

Once the carrying balance of a given investment is reduced to zero, we evaluate whether we should suspend the equity method of accounting, taking into consideration both quantitative and qualitative factors, such as long-term loans guarantees we have provided to these associates and joint ventures, future funding commitments and expectations as to the viability of the business. These conditions may change from year to year, and accordingly, we evaluate periodically whether to continue to account for our various investments under the equity method.

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

During 2016 and 2015, we recorded impairments for other indefinite-lived intangible assets and goodwill related to our Publishing business, which is classified into the Other Businesses segment. Other than in the Publishing business, we believe that additional reasonable changes in assumptions would not trigger any additional impairment charges. See Note 2 (b) and (k) to our consolidated year-end financial statements for disclosure regarding concession intangible assets.

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

(e)                                  Deferred Income Taxes

We record our deferred tax assets based on the likelihood that these assets are realized in the future. This likelihood is assessed by taking into consideration the future taxable income. In the event we were to determine that we would be able to realize its deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

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

Our management applied significant judgment to determine the classification of the Warrants issued by UHI. These Warrants did not comply with the definition of a derivative financial instrument because the initial investment that we paid to acquire the original instrument (Convertible Debentures) was significant and a derivative requires no initial investment or one that is smaller than would be required for a contract with similar response to changes in market factors; therefore, we classified the Warrants issued by UHI as available-for-sale financial assets with changes in fair value recognized in other comprehensive income or loss in consolidated equity. Significant judgment was applied by our management in assessing that the characteristics of the Warrants are closer to an equity instrument in accordance with the IAS 32 Financial Instruments: Presentation (see Notes 3, 9, 10 and 14 to our consolidated year-end financial statements).

Financial assets and liabilities measured at fair value as of December 31, 2016, 2015 and 2014 (in thousands of Pesos):

	Balance as of December 31, 2016		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	5,498,219	Ps.	5,498,219	Ps.	—	Ps.	—
Available-for-sale financial assets:
Available-for-sale investments	6,456,392		—		6,456,392		—
Warrants issued by UHI	38,298,606		—		—		38,298,606
Derivative financial instruments	647,770		—		647,770		—
Total	Ps.	50,900,987	Ps.	5,498,219	Ps.	7,104,162	Ps.	38,298,606
Liabilities:
Derivative financial instruments	Ps.	5,508	Ps.	—	Ps.	5,508	Ps.	—
Total	Ps.	5,508	Ps.	—	Ps.	5,508	Ps.	—

	Balance as of December 31, 2015		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	5,330,448	Ps.	5,330,448	Ps.	—	Ps.	—
Available-for-sale financial assets:
Available-for-sale investments	5,873,243		—		5,873,243		—
Warrants issued by UHI	35,042,577		—		—		35,042,577
Total	Ps.	46,246,268	Ps.	5,330,448	Ps.	5,873,243	Ps.	35,042,577
Liabilities:
Derivative financial instruments	Ps.	227,062	Ps.	—	Ps.	227,062	Ps.	—
Total	Ps.	227,062	Ps.	—	Ps.	227,062	Ps.	—

	Balance as of December 31, 2014		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	4,788,585	Ps.	4,788,585	Ps.	—	Ps.	—
Available-for-sale financial assets:
Available-for-sale investments	5,511,768		—		5,511,768		—
1.5% Convertible Debentures due 2025 issued by UHI	10,421,478		—		—		10,421,478
Embedded derivative UHI	17,447,857		—		—		17,447,857
Shares of Common Stock of Imagina	836,037		—		—		836,037
Derivative financial instruments	2,894		—		2,894		—
Total	Ps.	39,008,619	Ps.	4,788,585	Ps.	5,514,662	Ps.	28,705,372
Liabilities:
Derivative financial instruments	Ps.	335,102	Ps.	—	Ps.	335,102	Ps.	—
Total	Ps.	335,102	Ps.	—	Ps.	335,102	Ps.	—

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the years ended December 31, 2016, 2015 and 2014.

	2016		2015		2014
Balance at beginning of year	Ps.	35,042,577	Ps.	28,705,372	Ps.	33,344,714
Included in finance income or expense	—		4,275,122		3,082,374
Included in other comprehensive income	3,256,029		4,027,621		2,454,884
Additional investment in Imagina	—		341,710		—
Exchange of Convertible Debentures, reclassification of investment in Imagina and partial exercise of Warrants	—		(32,889,675)		—
Warrants	—		30,582,427		—
Acquisition of Cablecom	—		—		(10,176,600)
Balance at the end of year	Ps. 38,298,606		Ps. 35,042,577		Ps. 28,705,372

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

As of December 31, 2014, we have made judgments and used several estimates and assumptions for determining the fair value calculations of the UHI Convertible Debentures due 2025, the UHI embedded derivative, and the shares of common stock of Imagina. These estimates and assumptions include, among others, expected long-term growth rates and operating margins, which are used to calculate projected future cash flows. We also utilize risk-adjusted discount rates to determine weighted average cost of capital. All of our estimates are based on historical data, internal estimates and observable external sources when available, and are consistent with the strategic plans of the underlying business.

Available-for-Sale Investments-Open Ended Fund

We have an investment in an open ended fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments and transactions in telecom, media and other sectors across global markets, including Latin America and other emerging markets.  Shares may be redeemed on a quarterly basis at the net asset value per share as of such redemption date (see Notes 4 and 9 to our consolidated year-end financial statements).

UHI Convertible Debentures due 2025

On December 20, 2010, we made a cash investment in the form of Convertible Debentures due 2025 issued by UHI (formerly known as BMP), the parent company of Univision, in the principal amount of U.S.$1,125 million (Ps.16,606.5 million), which were convertible at our option into additional shares equivalent to approximately 30% equity stake of UHI, subject to existing laws and regulations in the United States and other conditions.  Our option of converting these debentures into an equity stake of UHI was accounted for as an embedded derivative with changes in fair value recognized in consolidated income (see Notes 4 and 9 to our consolidated year-end financial statements).

We determined the fair value of the Convertible Debentures using the income approach based on post-tax discounted cash flows. The income approach requires management to make judgments and involves the use of significant estimates and assumptions.  These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on weighted average cost of capital within a range of 8% to 10%, among others. Our estimates for market growth are based on historical data, various internal estimates and observable external sources when available, and were based on assumptions that are consistent with the strategic plans and estimates used to manage the underlying business.  Since the described methodology was an internal model with significant unobservable inputs, the Convertible Debentures were classified in Level 3.

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

Unobservable inputs that contributed to a significantly higher fair value measurement of our investment in UHI as of December 31, 2014, included better financial performance primarily in consolidated revenue and net income for the year ended December 31, 2014 compared to the prior year, as well as higher credit ratings. Other assumptions used as of December 31, 2014 included UHI stock’s spot price of U.S.$402, and UHI stock’s expected volatility of 24%.

UHI Warrants

In July 2015, we exchanged our investment in U.S.$1,125 million principal amount of Convertible Debentures due 2025 issued by UHI for Warrants that are exercisable for UHI’s common stock.

We determined the fair value of its investment in Warrants using the Black-Scholes pricing model (“BSPM”). The BSPM involves the use of significant estimates and assumptions. These estimates and assumptions include the UHI stock’s spot price at valuation date and the stock’s expected volatility. UHI stock’s price at valuation date was obtained by using a discounted projected cash flow model. UHI stock’s volatility was obtained from publicly available information of comparable companies’ stock through determining an average of such companies’ annual volatility. Since the described methodology was an internal model with significant unobservable inputs, the UHI Warrants are classified as Level 3.

Unobservable inputs used as of December 31, 2016 and 2015 included UHI stock’s spot price of U.S.$404 per share and U.S.$443 per share, respectively, and UHI stock’s expected volatility of 32% and 29%, respectively.

Imagina Equity Financial Instrument

The significant unobservable inputs related to the fair value measurement of our investment in Imagina’s common stock for the year ended December 31, 2014, were (a) a discount rate of 9.59%, and (b) an exit multiple of 9.71 times.

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

As of December 31, 2016, 2015 and 2014 the effect on consolidated income and consolidated equity of changing  the main  assumptions used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest or lowest value of the range reasonably  possible, would be as follows:

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2016		Least Favorable Assumptions 2016		Most Favorable Assumptions 2016		Least Favorable Assumptions 2016
Warrants issued by UHI	Price per Share	+/-10%	Ps.	—	Ps.	—	Ps.	3,829,937	Ps.	(3,829,937)
Total			Ps.	—	Ps.	—	Ps.	3,829,937	Ps.	(3,829,937)

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2015		Least Favorable Assumptions 2015		Most Favorable Assumptions 2015		Least Favorable Assumptions 2015
Warrants issued by UHI	Price per Share	+/-10%	Ps.	—	Ps.	—	Ps.	3,504,321	Ps.	(3,504,321)
Total			Ps.	—	Ps.	—	Ps.	3,504,321	Ps.	(3,504,321)

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2014		Least Favorable Assumptions 2014		Most Favorable Assumptions 2014		Least Favorable Assumptions 2014
UHI Convertible Debentures due 2025	Discount rate	-/+1	Ps.	—	Ps.	—	Ps.	1,066,694	Ps.	(958,700)
Embedded derivate UHI	Volatility	+/-10%		356,675		(342,412)		—		—
Shares of common stock of Imagina	Exit multiple/discount rate	+/-10%		—		—		151,551		(148,966)
Total			Ps.	356,675	Ps.	(342,412)	Ps.	1,218,245	Ps.	(1,107,666)

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

Liquidity, Foreign Exchange and Capital Resources

Liquidity.  We generally rely on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. Historically, we have received, and we expect to continue to receive, most of our advertising revenues in the form of upfront advertising deposits in the fourth quarter of a given year, which we in turn have used, and expect to continue to use, to fund our cash requirements during the rest of the quarter in which the deposits were received and for the first three quarters of the following year. As of December 31, 2016, 2015 and 2014, we had received Ps.18,335.2 million, Ps.16,829.8 million and Ps.17,003.1  million, respectively, of advertising deposits and advances for advertising time on all of our platforms during 2017, 2016 and 2015, respectively, representing U.S.$0.9 billion, U.S.$1.0 billion and U.S.$1.2 billion, respectively, at the applicable year-end exchange rates. The deposits as of December 31, 2016, represented a 8.9% increase, as compared to year-end 2015, and the deposits as of December 31, 2015, represented a 1.0% decrease, as compared to year-end 2014. Approximately 71.6%, 69.4% and 58.3% of the advance payment deposits as of December 31, 2016, 2015 and 2014, respectively, were in the form of short-term, non-interest bearing notes, with the remaining deposits in each of those years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2016, 2015 and 2014, was 3.8 months, 3.4 months and 4.5 months, respectively.

During the year ended December 31, 2016, we had a net decrease in cash and cash equivalents of Ps.1,851.0 million, as compared to a net increase in cash and cash equivalents of Ps.19,667.8 million during the year ended December 31, 2015.

Net cash provided by operating activities for the year ended December 31, 2016, amounted to Ps.36,656.9 million. Adjustments to reconcile income before income taxes to net cash provided by operating activities primarily included: depreciation and amortization of Ps.16,979.8 million; net unrealized foreign exchange loss of Ps.6,707.8 million; interest expense of Ps.8,497.9 million; other amortization of Ps.352.7 million; provisions for related party transactions of Ps.340.2 million; loss on disposition of property and equipment of Ps.1,448.3 million; loss in other finance income, net of Ps.43.4 million; interest income of Ps.458.5 million; and equity in gain of affiliates of Ps.1,139.6 million. Income taxes paid for the year ended December 31, 2016 amounted to Ps.7,268.9 million.

Net cash used for investing activities for the year ended December 31, 2016, amounted to Ps.29,000.4 million, and was primarily used for investments in property, plant and equipment of Ps.27,941.6 million; held-to-maturity and available-for-sale investments of Ps.302.6 million; equity method and other investments of Ps.183.8 million; and investments in goodwill and other intangible assets of Ps.2,472.1 million; which effect was partially offset by a disposition of held-to-maturity and available-for-sale investments of Ps.74.1 million; temporary investments of Ps.254.4 million; and disposition of property, plant and equipment of Ps.1,571.2 million.

Net cash used for financing activities for the year ended December 31, 2016, amounted to Ps.9,990.9 million, a and was primarily used for dividends and repurchase of capital stock of Ps.1,084.2 million; interest paid of Ps.7,633.0 million; prepayment and repayment of debt and lease payments of Ps.3,951.7 million; derivative financial instruments of Ps.123.5 million; dividends paid to non-controlling interest of Ps.547.6 million; and acquisition of a non-controlling interest of Ps.2,379.4 million; which effect was primarily offset by cash provided the credit agreements with certain Mexican bank in the amount of Ps.5,728.5.

We expect to fund our operating cash needs during 2017, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand.  We intend to finance our potential investments or acquisitions in 2017 through available cash from operations, cash on hand, equity securities and/or the incurrence of debt, or a combination thereof.  The amount of borrowings required to fund these cash needs in 2017 will depend upon the timing of such transactions and the timing of cash payments from advertisers under our advertising sales plan.

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

Net cash provided for financing activities for the year ended December 31, 2015, amounted to Ps.12,032.9 million, a and was primarily provided by the issuance of  Senior Notes due 2026 in the amount of Ps.4,903.7 million;  issuance of  Senior Notes due 2046 in the amount of Ps.14,716.6 million; issuance of Notes due 2022 in the amount of Ps.4,988.7 million; and credit agreements with certain Mexican banks in the amount of Ps.2,487.9 million; which effect was primarily used for dividends and repurchase of capital stock of Ps.1,084.2 million;  interest paid of Ps.5,938.7 million; prepayment and repayment of debt and lease payments of Ps.7,194.1 million; derivative financial instruments of Ps.372.0 million; and dividends paid and reduction of capital of non-controlling interest of Ps.475.1 million.

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

Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity

During 2017, we:

•                  expect to make aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$1,000.0 million, of which approximately U.S.$550.0 million and approximately U.S.$300.0 million are for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining amount is for our Content and Other Businesses segments; and

•                  expect to provide financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.260.1 million (U.S.$12.6 million).

During 2016, we:

•                  made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$1,490.9 million, of which approximately U.S.$984.2 million and U.S.$346.6 million were for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining U.S.$160.1 million for our Content and Other Businesses segments;

•                 provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.140.9 million (U.S.$7.8 million);

•                  acquired the remaining 50% equity interest of TVI in the aggregate amount of Ps.6,750.0 million (U.S.$384.8 million), including the assumption of long-term liabilities in the aggregate amount of Ps.4,750.0 million (U.S.$269.0 million), with maturities between 2017 and 2020, and a cash payment of Ps.2,000.0 million (U.S.$115.8 million); and

•                  acquired through TVI the remaining 50% equity interest of Cable Sistema de Victoria, S.A. de C.V. in the aggregate amount of Ps.379.4 million  (U.S.$18.2 million).

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

Refinancings. In April 2014, we concluded the offering of Ps.6,000 million aggregate principal amount of local bonds (Certificados Bursátiles) due 2021 with an interest rate of 0.35% plus the 28-day Interbank Equilibrium Interest Rate. We used the net proceeds of the offering for general corporate purposes.  In May 2015, we concluded the offering of Ps. 5,000 million aggregate principal amount of local bonds (Certificados Bursátiles) due 2022 with an interest rate of 0.35% plus the 28-day Interbank Equilibrium Interest Rate. We used the net proceeds of the offering for general corporate purposes and working capital. In November 2015, we concluded the offering of $300 million aggregate amount of 4.625% Senior Notes due 2026 and $900 million aggregate principal amount of 6.125% Senior Notes due 2046. We used the net proceeds for general corporate purposes including capital expenditures associated with the continued growth of our Cable segment.

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

Indebtedness. As of December 31, 2016, our consolidated long-term portion of debt amounted to Ps.126,146.7 million, and our consolidated current portion of debt was Ps.2,678.2 million. As of December 31, 2015, our consolidated long-term portion of debt amounted to Ps.107,430.8 million and our consolidated current portion of debt was Ps.4,164.1 million. The consolidated debt is presented net of unamortized finance costs as of December 31, 2016 and 2015, in the aggregate amount of Ps.1,290.6 million and Ps.1,387.9 million, respectively, and interest payable in the aggregate amount of Ps.1,827.3 and Ps.1,184.2 in 2016 and 2015, respectively. We may from time to time incur additional indebtedness or repurchase, redeem or repay outstanding indebtedness. The following table sets forth a description of our net outstanding indebtedness as of December 31, 2016, net of unamortized finance costs and interest payable (in millions of Pesos):

	Debt Outstanding(1)
Description of Debt	December 31, 2016 Actual		Interest Rate(2)	Denomination	Maturity of Debt
6% Senior Notes(2)	Ps.	10,380.5	6.0%	U.S. Dollars	2018
8.5% Senior Notes(2)	6,324.5		8.5%	U.S. Dollars	2032
6.625% Senior Notes(2)	12,297.7		6.625%	U.S. Dollars	2025
8.49% Senior Notes(2)	4,517.1		8.49%	Pesos	2037
6.625% Senior Notes(2)	12,613.6		6.625%	U.S. Dollars	2040
7.25% Senior Notes(2)	6,484.6		7.25%	Pesos	2043
5.000% Senior Notes (2)	20,304.0		5.000%	U.S. Dollars	2045
4.625% Senior Notes (2)	6,265.7		4.625%	U.S. Dollars	2026
6.125% Senior Notes (2)	18,907.6		6.125%	U.S. Dollars	2046
7.38% Notes(3)	10,106.2		7.38%	Pesos	2020
TIIE+ 0.35% Notes (3)	6,006.9		5.95%	Pesos	2021
TIIE+ 0.35% Notes (3)	5,000.6		5.98%	Pesos	2022
HSBC loan(4)	1,249.6		7.2816%	Pesos	2018
Santander loan (5)	251.2		6.855%	Pesos	2020
Santander loan (5)	249.6		6.8513%	Pesos	2019
Banco Mercantil del Norte loan (5)	1,739.3		6.3264%	Pesos	2022
HSBC loan (5)	325.9		7.3566%	Pesos	2019
HSBC loan (5)	300.3		6.8550%	Pesos	2019
HSBC loan (6)	2,500.0		7.13%	Pesos	2023
Scotiabank loan (6)	3,000.0		7.00%	Pesos	2023
Total debt	128,824.9				16.2 years(7)
Less: Current maturities of long-term debt	2,678.2				2017
Total long-term debt	Ps.	126,146.7
Finance lease obligations:
Satellite transponder lease obligations (8)	Ps.	5,522.5	7.30%	U.S. Dollars	2027
Other (9)	869.3		6.93%	Various	2017 to 2024
Total finance lease obligations	6,391.8
Less: Current portion	575.6				2017
Finance lease obligations, net of current portion	Ps.	5,816.3
Other notes payable:
Other notes payable (10)	Ps.	4,853.0	3.0%	Pesos	2020
Less: Current portion	1,202.3
Other notes payable, net of current portion	Ps.	3,650.7

(1)               U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.20.6356 per U.S. Dollar, the Interbank Rate, as reported by CitiBanamex, as of December 31, 2016.

(2)               The Senior Notes due between 2018 and 2046, in the aggregate outstanding principal amount of U.S.$4,200 million and Ps.11,000 million are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2018, 2025, 2026, 2032, 2037, 2040, 2043, 2045 and 2046, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.31%, 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26% and 6.44% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2018, 2025, 2026, 2037, 2040, 2043 and 2046, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2018, 2026, 2032, 2040, 2043, 2045 and 2046 were priced at 99.280%, 99.385%, 99.431%, 98.319%, 99.733%, 96.534% and 99.677%, respectively, for a yield to maturity of 6.097%, 4.700%, 8.553%, 6.755%, 7.27%, 5.227% and 6.147%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2018, 2025, 2026, 2032, 2037, 2040, 2045 and 2046 are registered with the SEC. The Senior Notes due 2043 are registered with both the U.S. Securities and Exchange Commission (“SEC”) and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”).

(3)               In 2010, April 2014 and May 2015, the Company issued Notes (“Certificados Bursátiles”) due 2020, 2021 and 2022, respectively, through the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) in the aggregate principal amount of Ps.10,000 million, Ps.6,000 million and Ps.5,000 million, respectively. Interest on the Notes due 2020 is 7.38% per annum and is payable semi-annually. Interest on the Notes due 2021 and 2022 is the Equilibrium Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 35 basis points per annum and is payable every 28 days. The Company may, at its own option, redeem the Notes due 2020, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The Company may, at its own option, redeem the Notes due 2021 and 2022, at any date at a redemption price equal to the greater of the principal amount of the outstanding notes and an average price calculated from prices to be provided at the redemption date by two Mexican financial pricing companies. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group´s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(4)               Includes a long-term credit agreement entered into by the Company with a Mexican bank in the principal amount of Ps.1,250.0 million with principal maturities between 2016 and 2018, and an annual interest rate payable on a monthly basis of  28-day TIIE plus 117.5 basis points. Under the terms of this credit agreement, the Company is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions.

(5)               Include outstanding balance in the aggregate principal amount of Ps.2,868.7 million, in connection with certain credit agreements entered into by TVI with Mexican banks, with maturities between 2017 and 2022, bearing  interest at an annual  rate of TIIE plus a range between 100 and 125 basis points which is payable on a monthly basis. Under the terms of the credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.

(6)   In June 2015, Sky prepaid two long-term loans in the principal amount of Ps.1,400 million and Ps.2,100 million, with an original maturity in 2016, and annual interest of TIIE plus 24 basis points and 8.74%, respectively, which was payable on a monthly basis. The aggregate amount paid by Sky amounted to Ps.3,651.7 million, which included related accrued interest, the settlement of a related derivative contract, and fees. This prepayment was funded primarily by a long-term loan made by the Company in the principal amount of Ps.3,500 million , with a maturity in 2022, and an annual interest rate of 7.38%, which is payable on a monthly basis. In March 2016, Sky (i) entered into long-term debt agreements with two Mexican banks in the aggregate principal amount of Ps.5,500 million , with maturities in 2021 and 2023, and interest payable on a monthly basis and an annual rate in the range of 7.0% and 7.13%; and (ii) prepaid to the Company an outstanding amount in connection with a long-term loan in the principal amount of Ps.3,500 million.

(7)               Actual weighted average maturity of long-term debt as of December 31, 2016.

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

(9)               Includes minimum lease payments of property and equipment under leases that qualify as finance leases. Includes Ps.683.5 million in connection with a lease agreement entered into by a subsidiary of the Company and GTAC for the right to use certain capacity of a telecommunications network to 2029. This lease agreement provides for annual payments through 2020 and 2024. Other capital leases have terms which expire at various dates between 2017 and 2020.

(10)  Notes payable issued by the Company in connection with the acquisition of a non-controlling interest in TVI. As of December 31, 2016, cash payments to be made between 2017 and 2020 related to these notes payable amounted to an aggregate of Ps.5,106.2 million including interest of Ps.356.2 million. Accrued interest for this transaction amounted to Ps.103.0 million for the year ended December 31, 2016. This was regarded as a Level 2 debt which was fair valued using a discount cash flow approach, which discounts the contractual cash flows using discount rates derived from observable market price of other quotes debt instruments.

Interest Expense.  Interest expense for the years ended December 31, 2016, 2015 and 2014 was Ps.8,497.9 million, Ps. 6,239.4  million and Ps. 5,551.5 million, respectively.

The following table sets forth our interest expense for the years indicated (in millions of U.S. Dollars and millions of Pesos):

	Year Ended December 31,(1)
	2016		2015		2014
Interest payable in U.S. Dollars	U.S.$	281.1	U.S.$	216.3	U.S.$	193.7
Amounts currently payable under Mexican withholding taxes(2)	13.1		9.8		8.6
Total interest payable in U.S. Dollars	U.S.$	294.2	U.S.$	226.1	U.S.$	202.3
Peso equivalent of interest payable in U.S. Dollars	Ps.	5,461.4	Ps.	3,588.2	Ps.	2,690.2
Interest payable in Pesos	3,036.5		2,651.2		2,861.3
Total interest expense	Ps.	8,497.9	Ps.	6,239.4	Ps.	5,551.5

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

Contractual Obligations on the Balance Sheet

The following table summarizes our contractual obligations on the balance sheet as of December 31, 2016 (these amounts do not include future interest payments):

Payments Due by Period
Total	Less Than 12 Months January 1, 2017 to December 31, 2017	12-36 Months January 1, 2018 to December 31, 2019	36-60 Months January 1, 2020 to December 31, 2021	Maturities Subsequent to December 31, 2021
(Thousands of U.S. Dollars)
6.0% Senior Notes due 2018	U.S.$	500,000	U.S.$	—	U.S.$	500,000	U.S.$	—	U.S.$	—
6.625% Senior Notes due 2025	600,000	—	—	—	600,000
8.5% Senior Notes due 2032	300,000	—	—	—	300,000
8.49% Senior Notes due 2037	218,070	—	—	—	218,070
6.625% Senior Notes due 2040	600,000	—	—	—	600,000
7.38% Notes due 2020	484,599	—	—	484,599	—
7.25% Senior Notes due 2043	314,989	—	—	—	314,989
5.000% Senior Notes due 2045	1,000,000	—	—	—	1,000,000
4.625% Senior Notes due 2026	300,000	—	—	—	300,000
6.125% Senior Notes due 2046	900,000	—	—	—	900,000
TIIE+0.35% Notes due 2021	290,760	—	—	290,760	—
TIIE+0.35% Notes due 2022	242,300	—	—	—	242,300
HSBC loan due 2018	60,575	30,287	30,288	—	—
Banco Mercantil del Norte loan due 2022	84,418	7,834	23,502	23,502	29,580
HSBC loan due 2019	15,830	3,150	12,680	—	—
HSBC loan due 2019	14,538	—	14,538	—	—
Santander loan due 2019	12,115	—	12,115	—	—
Santander loan due 2020	12,115	—	—	12,115	—
HSBC loan due 2023	121,150	—	—	30,287	90,863
Scotiabank loan 2023	145,380	—	—	54,518	90,862
Long-term debt	6,216,839	41,271	593,123	895,781	4,686,664
Accrued Interest	88,551	88,551	—	—	—
Satellite transponder obligation	267,623	17,026	38,004	43,959	168,634
Other capital lease obligations	42,124	10,867	17,505	10,732	3,020
Other notes payable	235,177	58,265	117,927	58,985	—
Transmission rights(1)	252,007	136,367	77,351	30,038	8,251
Total contractual obligations	U.S.$	7,102,321	U.S.$	352,347	U.S.$	843,910	U.S.$	1,039,495	U.S.$	4,866,569

(1)               This liability reflects our transmission rights obligations related to programming acquired or licensed from third party producers and suppliers, and special events, which are reflected for in our consolidated balance sheet within trade accounts payable (current liabilities) and other long-term liabilities.

Contractual Obligations off the Balance Sheet

The following table summarizes our contractual obligations off the balance sheet as of December 31, 2016:

	Payments Due by Period
	Total		Less Than 12 Months January 1, 2017 to December 31, 2017		12-36 Months January 1, 2018 to December 31, 2019		36-60 Months January 1, 2020 to December 31, 2021		Maturities Subsequent to December 31, 2021
	(Thousands of U.S. Dollars)
Interest on debt(1)	U.S.$	6,418,372	U.S.$	320,349	U.S.$	756,298	U.S.$	672,459	U.S.$	4,669,266
Interest on finance lease obligations	128,464		22,047		37,257		30,174		38,986
Interest on other notes payable	12,271		6,186		5,797		288		—
Lease commitments(2)	166,733		35,504		55,241		44,024		31,964
Programming(3)	74,100		28,120		36,980		9,000		—
Transmission rights(3)	888,030		52,900		91,150		147,400		596,580
Capital expenditures commitments	91,328		91,328		—		—		—
Satellite transponder commitments(4)	15,197		10,260		4,937		—		—
Committed financing to GTAC(5)	12,607		12,607		—		—		—
Total contractual obligations	U.S.$	7,807,102	U.S.$	579,301	U.S.$	987,660	U.S.$	903,345	U.S.$	5,336,796

(1)               Interest to be paid in future years on outstanding debt as of December 31, 2016, was estimated based on contractual interest rates and exchange rates as of that date.

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

(5)               In connection with a long-term credit facility, we have agreed to provide financing to GTAC in 2017 in the aggregate principal amount of Ps.260.1 million (U.S.$12.6 million).

Item 6.           Directors, Senior Management and Employees

Board of Directors

The following table sets forth the names of our current directors and their alternates, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors.  Each of the following directors and alternate directors were elected or ratified for a one-year term by our stockholders at our April 28, 2017 annual stockholders’ meeting.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and Chairman of the Executive Committee of Grupo Televisa	Member of the Boards of Grupo Financiero Banamex and Univision	December 1990
In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Member of the Boards of Univision, Grupo Financiero Banorte, Fomento Económico Mexicano S.A.B. de C.V. (FEMSA) and Former Chief Financial Officer of Grupo Televisa	April 1997
Alberto Baillères González (08/22/31)

Chairman of the Boards of Grupo Bal, Industrias Peñoles, Fresnillo PLC, Grupo Palacio de Hierro, Grupo Nacional Provincial, Grupo Profuturo, Controladora Petrobal, Energía BAL, Energía Eléctrica BAL, Enerab and Tane, Director of Valores Mexicanos Casa de Bolsa, Chairman of the Government Board of Instituto Tecnológico Autónomo de México (ITAM) and Associate Founder of Fundación Alberto Baillères

		Member of the Board of Directors of Dine, Grupo Kuo, Grupo Financiero BBVA Bancomer, BBVA Bancomer and Fomento Económico Mexicano.	April 2004

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
José Antonio Bastón Patiño (04/13/68)	President of Televisa International and Member of the Executive Committee of Grupo Televisa	Former President of Television and Content, Vice President of Operations of Grupo Televisa, Former Member of the Board of Univision and former General Director of Programming of Grupo Televisa	April 1999
Francisco José Chevez Robelo (07/03/29)	Chairman of the Audit Committee of Grupo Televisa, Member of the Board of Directors and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión

Co-founder and retired Partner of Chévez, Ruíz, Zamarripa y Cía., S.C., Member of the Board of Apuestas Internacionales, S.A. de C.V., Member of the Board of Directors of Raspafacil, S.A. de C.V. and Former Managing Partner of Arthur Andersen & Co. (México City)

April 2003
Jon Feltheimer (09/02/51)	Chief Executive Officer of Lionsgate

Former President of Columbia TriStar Television Group and former Executive Vice President of Sony Pictures Entertainment and Members of the Boards of Lionsgate, Pop Media Group, EPIX, Celestial Tiger Entertainment and Telltale Incorporate

April 2015
José Antonio Fernández Carbajal (02/15/54)	Chairman of the Board of Fomento Económico Mexicano and Coca-Cola FEMSA

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

April 2007

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
José Luis Fernández Fernández (05/18/59)	Managing Partner of Chévez, Ruíz, Zamarripa y Cía., S.C., Member of the Audit Committee of Grupo Televisa, Chairman of the Corporate Practices Committee of Grupo Televisa

Member of the Board of Directors of Arca Continental Corporativo, Unifin Financiera, Controladora Vuela Compañía de Aviación, Grupo Financiero Banamex, Banco Nacional de México, Apuestas Internacionales and alternate Member of the Board of Directors of Raspafacil.

April 2002
Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa

Former Vice President of Financial Planning of Grupo Televisa, former Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission

April 2002
Michael Thomas Fries (02/06/63)	President and Chief Executive Officer of Liberty Global, plc

Steering Committee Member of the World Economic Forum, Trustee of Alliance for Choice in Education and Wesleyan University, Vice Chairman and Board Member of Liberty Global, plc, Chairman and Board Member of Biennial of the Americas — Denver, Board Member of Lionsgate, Cable Center, Cable Television Laboratories, Inc., Museum of Contemporary Art — Denver, and Teach for America, Colorado

April 2015
Marcos Eduardo Galperin (10/31/71)	Chairman, President, CEO, Co-Founder, and Director of Mercadolibre, Inc. Member of the Boards of Endeavor, Fundación Universidad de San Andrés, Globant S.A. and Onapsis	Former Futures and Options Associate of YPF S.A.	April 2017
Bernardo Gómez Martínez (07/24/67)	Executive Vice President, Member of the Executive Office of the Chairman, Member of the Executive Committee of Grupo Televisa and Member of the Board of Univision	Former Deputy Director of the Chairman of Grupo Televisa and former President of the Mexican Chamber of Television and Radio Broadcasters	April 1999
Carlos Hank González (09/01/71)	Chairman of the Board of Directors of Grupo Financiero Banorte

Former Vice-President of the Board of Directors of Gruma; Former General Manager of Grupo Financiero Interacciones, Interacciones Casa de Bolsa and Grupo Hermes; Former Deputy General Manager of Grupo Financiero Banorte

April 2017
Roberto Hernández Ramírez (03/24/42)	Chairman of the Board of Banco Nacional de México, Member of the Corporate Practices Committee of Grupo Televisa	Honorary Member of the Board of Grupo Financiero Banamex Accival	April 1992
Enrique Krauze Kleinbort (09/17/47)	Director and Partner of Editorial Clío Libros y Videos and Editorial Vuelta	Member of the Mexican History Academy and the National Academy	April 1996

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Lorenzo Alejandro Mendoza Giménez (10/05/65)	Chief Executive Officer, Member of the Board and President of the Executive Committee of Empresas Polar	Former Member of the Boards of AES La Electricidad de Caracas, CANTV-Verizon and BBVA Banco Provincial, and Member of the Board of Grupo GEPP	April 2009
Fernando Senderos Mestre (03/03/50)	Chairman of the Board and President of the Executive Committee of Grupo Kuo, Chairman of the Board of Dine and Chairman of the Board of Desc	Member of the Boards of Kimberly-Clark de México, Industrias Peñoles and Grupo Nacional Provincial	April 1992
Enrique Francisco José Senior Hernández (08/03/43)	Managing Director of Allen & Company LLC, Member of the Corporate Practices Committee of Grupo Televisa	Member of the Boards of Univision, Coca-Cola FEMSA, Cinemark and FEMSA	April 2001
Eduardo Tricio Haro (08/05/63)	Owner of Eduardo Tricio Haro Company

Chairman of the Board of Grupo Lala and Fundación Lala, Member of the Boards of Grupo Aeroméxico, Grupo Financiero Banamex, Banxico, Bolsa Mexicana de Valores, Mexichem, Corporación Aura Solar, Centro Cultural Arocena Laguna, Hospital Infantíl de México “Federico Gómez” and Instituto Tecnológico de Estudios Superiores de Monterrey, and Vice President of Consejo Mexicano de Negocios

May 2012
David M. Zaslav (01/15/60)	President, Chief Executive Officer and Director of Discovery Communications, Inc.

Member of the Boards of Sirius XM Radio, Inc., Lionsgate Entertainment Corp., Univision, the National Cable & Telecommunications Association, The Cable Center, Center for Communication and Skills for America’s Future, Mt. Sinai Medical Center, the USC Shoah Foundation, the Partnership for New York City and the Paley Center for Media

April 2015
Alternate Directors:
In alphabetical order:

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Herbert A. Allen III (06/08/67)	President of Allen & Company LLC	Former Executive Vice President and Managing Director of Allen & Company Incorporated, Alternate Director of Coca Cola FEMSA and former Member of the Board of Convera Corporation	April 2002
Félix José Araujo Ramírez (03/20/51)	Vice President of Digital Television and Broadcasting	Former Chief Executive Officer of Telesistema Mexicano and President of the Board of Directors of Televisión Independiente de México and Televimex	April 2002
Joaquín Balcárcel Santa Cruz (01/04/69)	Vice President — Legal and General Counsel of Grupo Televisa	Former Vice President and General Counsel of Television Division, former Legal Director of Grupo Televisa	April 2000
Leopoldo Gómez González Blanco (04/06/59)	Vice President — News of Grupo Televisa	Former Director of Information to the Presidency of Grupo Televisa	April 2003
Julio Barba Hurtado (05/20/33)	Legal Advisor to the Company, Secretary of the Audit Committee and Member of the Executive Committee of Grupo Televisa

Former Legal Advisor to the Board of Grupo Televisa; Member of the Board of Directors of Coisa Consultores Industriales; Alternate member of the Board of Directors of Distribuidoras Unidas and Editorial Televisa Colombia

December 1990
Jorge Agustín Lutteroth Echegoyen (01/24/53)	Vice President and Corporate Controller of Grupo Televisa	Former Senior Partner of Coopers & Lybrand, Despacho Roberto Casas Alatriste, S.C., and former Controller of Televisa Corporation	April 2000
Alberto Javier Montiel Castellanos (11/22/45)	Director of Montiel Font y Asociados, S.C. and Member of the Audit Committee of Grupo Televisa and Empresas Cablevisión

Member of the Board and Audit Committee of Blazky, Advisor to the Association of Graduates of the Faculty of Accounting and Administration of the Universidad Nacional Antónoma de México and Former Tax Vice President of Grupo Televisa and former Tax Director of Wal-Mart de México

April 2002
Raúl Morales Medrano (05/12/70)	Partner of Chévez, Ruiz, Zamarripa y Cia., S.C.

Former Senior Manager of Chévez, Ruiz, Zamarripa y Cia., S.C. and Member of the Audit and Corporate Practices Committee and Alternate Member of the Board of Directors of Empresas Cablevisión and Member of the Board of Chévez, Ruiz, Zamarripa y Cia., S.C.

April 2002
Guadalupe Phillips Margain (02/07/71)	Chief Executive Officer of Empresas ICA, S.A.B. de C.V.

Chief Restructuring Officer of Empresas ICA, S.A.B. de C.V., Former Vice President of Finance and Risk of Grupo Televisa, Former Chief Financial Officer of Empresas Cablevisión and Member of the Board of Directors of Grupo Financiero Banorte

April 2012

Our Board of Directors

General.  The management of our business is vested in our Board of Directors.  Our bylaws currently provide for a Board of Directors of 20 members, at least 25% of which must be “independent directors” under Mexican law

(as described below).  The Mexican Securities Market Law provides that the following persons, among others, do not qualify as independent:

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

Election of Directors.  A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican stockholders. All of the current and alternate members of the Board of Directors were ratified in their positions by our 2017 annual stockholders’ special and general meetings, which were held on April 28, 2017.  A majority of the holders of the Series “A” Shares voting together elected, eleven of our directors and corresponding alternates and a majority of the holders of the Series “B” Shares voting together elected, five of our directors and corresponding alternates.  At our special stockholders’ meetings, a majority of the holders of the Series “L” Shares and Series “D” Shares will each continue to have the right to elect two of our directors and alternate directors, each of which must be an independent director.  Each alternate director may vote in the absence of a corresponding director.  Directors and alternate directors are elected for one-year terms by our stockholders at each annual stockholders’ meeting, and each serves for up to a 30-day term once the one-year appointment has expired or upon resignation; in this case, the Board of Directors is entitled to appoint provisional directors without the approval of the stockholders’ meeting.

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

Meetings; Actions Requiring Board Approval.  Our bylaws provide that our Board must meet at least quarterly, and that our Chairman, 25% of the Board members, our Secretary, alternate Secretary, the Chairman of the Audit Committee or the Chairman of the Corporate Practices Committee may call for a Board meeting.

Pursuant to the Mexican Securities Market Law and our bylaws, our Board of Directors must approve, among other matters:

•                  our general strategy;

•                  with input from the Audit Committee, on an individual basis: (i) our financial statements; (ii) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets, or (b) the giving of collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets; (iii) agreements with our external auditors; and (iv) accounting policies within IFRS;

•                  with input from the Corporate Practices Committee, on an individual basis: (i) any transactions with related parties, subject to certain limited exceptions and (ii) the appointment of our Chief Executive Officer and his compensation;

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

The duty of loyalty requires our directors to preserve the confidentiality of information received in connection with the performance of their duties and to abstain from discussing or voting on matters in which they have a conflict of interest.  In addition, the duty of loyalty is breached if a stockholder or group of stockholders is knowingly favored or if, without the express approval of the Board of Directors, a director takes advantage of a corporate opportunity.  The duty of loyalty is also breached, among other things, by (i) failing to disclose to the Audit Committee or the external auditors any irregularities that the director encounters in the performance of his or her duties; or (ii) disclosing information that is false or misleading or omitting to record any transaction in our records that could affect our financial statements.  Directors are liable for damages and losses caused to us and our subsidiaries for violations of this duty of loyalty.  This liability also extends to damages and losses caused as a result of benefits obtained by the director or directors or third parties, as a result of actions of such directors.

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

In accordance with the Mexican Securities Market Law, supervision of our management is entrusted to our Board of Directors, which shall act through the Audit and the Corporate Practices Committees for such purposes, and to our external auditor.

Audit Committee.  The Audit Committee is currently composed of three independent members: Francisco José Chevez Robelo, the Chairman, Alberto Javier Montiel Castellanos and José Luís Fernández Fernández.  The Chairman of this Committee was confirmed in our latest annual stockholders’ meeting held on April 28, 2017.  The other members were confirmed at our Board of Directors meeting held on April 26, 2017.  The Chairman of the Audit Committee is appointed at our stockholders’ meeting, and our Board of Directors appoints the remaining members.

The Audit Committee is responsible for, among other things: (i) supervising our external auditors and analyzing their reports, (ii) analyzing and supervising the preparation of our financial statements, (iii) informing the Board of Directors of our internal controls and their adequacy, (iv) requesting reports of our Board of Directors and executive officers whenever it deems appropriate, (v) informing the Board of any irregularities that it may encounter, (vi) receiving and analyzing recommendations and observations made by the stockholders, directors, executive officers, our external auditors or any third party and taking the necessary actions, (vii) calling stockholders’ meetings, (viii) providing an annual report to the Board of Directors, (ix) providing opinions to our Board of Directors, (x) requesting and obtaining opinions from independent third parties and (xi) assisting the Board in the preparation of annual reports and other reporting obligations.

The Chairman of the Audit Committee shall prepare an annual report to our Board of Directors with respect to the findings of the Audit Committee, which shall include, among other things (i) the status of the internal controls and internal audits and any deviations and deficiencies thereof, taking into consideration the reports of external auditors and independent experts, (ii) the results of any preventive and corrective measures taken based on results of investigations in respect of non-compliance of operating and accounting policies, (iii) the evaluation of external auditors, (iv) the main results from the review of our financial statements and those of our subsidiaries, (v) the description and effects of changes to accounting policies, (vi) the measures adopted as result of observations of stockholders, directors, executive officers and third parties relating to accounting, internal controls, and internal or external audits, (vii) calling stockholders’ meetings, (viii) compliance with stockholders’ and directors’ resolutions, and (ix) observations with respect to relevant directors and officers.

Corporate Practices Committee. The Corporate Practices Committee is currently composed of the following independent members: José Luis Fernández Fernández, the Chairman, Roberto Hernández Ramírez and Enrique Senior Hernández. The members were appointed at our Board of Directors meeting held on April 26, 2017.

The Corporate Practices Committee is responsible for, among other things: (i) reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer, and evaluating the Chief Executive Officer’s performance in light of those goals and objectives, (ii) reviewing and approving the annual base salaries and annual incentive opportunities of the executive officers, evaluating the executive officers’ performance and recommending executive officer compensation policies and guidelines to our Board of Directors, (iii) reviewing all other incentive awards and opportunities (cash-based and equity-based), any employment agreements, any change in control agreements and change in control provisions affecting compensation and benefits and any special or supplemental compensation and benefits for the executive officers and individuals who formerly served as executive officers, (iv) providing regular reports to the Board of Directors, (v) reviewing and recommending transactions entered into with related parties, (vi) preparing an annual report to the Board of Directors with respect to the performance of any executive officer, any related party transactions and the remunerations paid to directors and officers, and (vii) reviewing annually its own performance.

Executive Committee of Our Board of Directors.  Our Board of Directors has an Executive Committee.  Each member is appointed for a one-year term at each annual general stockholders’ meeting.  Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors, except those expressly reserved for the Board in our bylaws or by applicable law.  The Executive Committee currently consists of Emilio Azcárraga Jean, Alfonso de Angoitia Noriega, Bernardo Gómez Martínez, José Antonio Bastón Patiño and Julio Barba Hurtado.

Executive Officers

The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the years in which they were appointed to their current positions:

Name and Date of Birth	Principal Position	Business Experience	First Appointed
Emilio Fernando Azcárraga Jean (02/21/68)	Chairman of the Board, President and Chief Executive Officer and Chairman of the Executive Committee of Grupo Televisa	Member of the Boards of Grupo Financiero Banamex and Univision	March 1997
In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa	Member of the Boards of Univision, Grupo Financiero Banorte, Fomento Económico Mexico S.A.B. de C.V. (FEMSA) and Former Chief Financial Officer of Grupo Televisa	January 2004
José Antonio Bastón Patiño (04/13/68)	President of Televisa International and Member of the Executive Committee of Grupo Televisa	Former President of Television and Content, Vice President of Operations of Grupo Televisa, Former Member of the Board of Univision and Former General Director of Programming of Grupo Televisa	April 1999
Salvi Rafael Folch Viadero (08/16/67)	Chief Financial Officer of Grupo Televisa

Former Vice President of Financial Planning of Grupo Televisa, former Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission

January 2004
Bernardo Gómez Martínez (07/24/67)	Executive Vice President, Member of the Executive Office of the Chairman, Member of the Executive Committee of Grupo Televisa and Member of the Board of Univision	Former Deputy Director of the Chairman of Grupo Televisa and former President of the Mexican Chamber of Television and Radio Broadcasters	January 2004

Compensation of Directors and Officers

For the year ended December 31, 2016, we paid our directors, alternate directors and officers for services in all capacities aggregate compensation of approximately Ps.832.9 million (U.S.$40.4 million using the Interbank Rate, as reported by CitiBanamex, as of December 31, 2016). This compensation included certain amounts related to the use of assets and services of the Company, as well as travel expenses reimbursed to directors and officers. See “— Use of Certain Assets and Services” below.

On April 28, 2017, at our general stockholders’ meeting, our stockholders approved a remuneration of U.S.$15,000 to be paid to the members of our Board of Directors, the Secretary of the Board of Directors and the members of the Audit and Corporate Practices Committees, for each meeting of the Board and/or the Audit and Corporate Practices Committees to which they attend (except for Board members traveling from outside of Mexico to attend Board meetings, who will receive U.S.$25,000 for each Board meeting they attend).

As of December 31, 2016, we have made Ps.141.0 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and officers. Projected benefit obligations as of December 31, 2016 were approximately Ps.177.9 million.

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

At our annual general ordinary stockholders’ meeting held on April 2, 2013, our stockholders approved that the number of CPOs that may be granted annually under the Long-Term Retention Plan shall be up to 1.5% of the capital of the Company. As of December 31, 2016, approximately 72.4 million CPOs that were transferred to Plan Participants were sold in the open market during 2014, 2015 and 2016. Additional sales will continue to take place during or after 2017.

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

Also, as of March 31, 2017, the special purpose trust created to implement the Long-Term Retention Plan owned approximately 183.4 million CPOs or CPO equivalents. This figure is net of approximately 24.7, 24.3 million and 37.0 million CPOs or CPO equivalents vested in 2014, 2015 and 2016, respectively. Of such 183.4 million CPOs or CPO equivalents, approximately 71% are in the form of CPOs and the remaining 29% are in the form of A, B, D and Series “L” Shares. As of March 31, 2017, approximately 112.6 million CPOs or CPO equivalents have been reserved and will become vested between 2017 and 2019 at prices ranging from Ps.71.68 to Ps.90.59 per CPO which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

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

Employees and Labor Relations

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2016:

	Year Ended December 31,
	2014	2015	2016
Total number of employees	39,615	43,964	42,288
Category of activity:
Employees	39,545	43,887	42,216
Executives	70	77	72
Geographic location:
Mexico	38,443	42,941	41,394
Latin America (other than Mexico)	850	728	597
U.S.	322	283	287
Europe	—	12	10

As of December 31, 2014, 2015 and 2016, approximately 43%, 45% and 37% of our employees, respectively, were represented by unions.  We believe that our relations with our employees are good.  Under Mexican law, the agreements between us and most of our television, radio and cable television union employees are subject to renegotiation on an annual basis in January of each year.  We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis.

Item 7.           Major Stockholders and Related Party Transactions

The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers and each person who is known by us to own more than 5% of the currently outstanding Series “A” Shares, Series “B” Shares, Series “L” Shares or Series “D” Shares as of March 31, 2017.  Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

	Shares Beneficially Owned(1)(2)								Aggregate Percentage of
	Series “A” Shares		Series “B” Shares		Series “D” Shares		Series “L” Shares		Outstanding Shares
Identity of Owner	Number	Percentage of Class	Number	Percentage of Class	Number	Percentage of Class	Number	Percentage of Class	Beneficially Owned
Azcárraga Trust(3)	52,991,825,705	43.0%	67,814,604	0.1%	107,886,870	0.1%	107,886,870	0.1%	14.7%
William H. Gates III(4)	5,934,363,375	4.8%	5,222,239,770	8.9%	8,308,108,725	9.3%	8,308,108,725	9.2%	7.7%
Harris Associates, L.P(5)	5,835,268,500	4.7%	5,135,036,280	8.7%	8,169,375,900	9.1%	8,169,375,900	9.1%	7.5%
First Eagle Investment Management, LLC(6)	4,604,097,875	3.7%	4,051,606,130	6.9%	6,445,737,025	7.2%	6,445,737,025	7.2%	5.9%
BlackRock, Inc.(7)	3,719,449,325	3.0%	3,273,115,408	5.5%	5,207,229,055	5.8%	5,207,229,055	5.8%	4.8%

(1)                   Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of March 31, 2017.  The number of shares issued and outstanding for legal purposes as of March 31, 2017 was 64,347,348,050 Series A Shares, 56,625,666,284 Series B Shares, 90,086,287,270 Series D Shares and 90,086,287,270 Series L Shares, in the form of CPOs, and an additional 58,926,613,375 Series A Shares, 2,357,207,692 Series B Shares, 238,595 Series D Shares and 238,595 Series L Shares not in the form of CPOs.  For financial reporting purposes under IFRS only, the number of shares authorized, issued and outstanding as of March 31, 2017 was 61,073,453,350 Series A Shares, 53,744,638,948 Series B Shares, 85,502,834,690 Series D Shares and 85,502,834,690 Series L Shares in the form of CPOs, and an additional 55,146,232,367 Series A Shares, 186,537 Series B Shares, 238,541 Series D Shares and 238,541 Series L Shares not in the form of CPOs.  The number of shares authorized, issued and outstanding for financial reporting purposes under IFRS as of March 31, 2017 does not include 130,955,788 CPOs and an additional 3,780,381,008 Series A Shares, 2,357,021,155 Series B Shares, 54 Series D Shares and 54 Series L Shares not in the form of CPOs acquired by the special purpose trust we created to implement our long-term retention plan.  See Note 16 to our consolidated year-end financial statements.

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

(3)                   For a description of the Azcárraga Trust, see “— The Major Stockholders” below.

(4)                   Based solely on information included in (i) the Schedule V “Report of participation in the capital stock of issuers” of the CNBV regulations for issuers as of April 28, 2016 by Cascade Investment, L.L.C. with respect to holdings by Cascade Investment, L.L.C., and (ii) the report on Form 13F filed on December 31, 2014 by the Bill and Melinda Gates Foundation Trust with respect to holdings by the Bill and Melinda Gates Foundation Trust. Includes 3,824,475,375 Series “A” Shares, 3,365,538,330 Series “B” Shares, 5,354,265,525 Series “D” Shares and 5,354,265,525 Series “L” Shares beneficially owned by Cascade Investment, L.L.C., over which William H. Gates III has sole voting and dispositive power, and 2,109,888,000 Series “A” Shares, 1,856,701,440 Series “B” Shares, 2,953,843,200 Series “D” Shares and 2,953,843,200 Series “L” Shares beneficially owned by the Bill and Melinda Gates Foundation Trust, over which William H. Gates III and Melinda French Gates have shared voting and dispositive power.

(5)                   Based solely on information included in the report on Schedule 13G by Harris Associates L.P. as of December 30, 2016

(6)                   Based solely on information included in the report on Schedule 13G/A by First Eagle Investment Management, LLC, as of December 31, 2016.

(7)                   Based solely on information included in the report on Schedule 13G/A by BlackRock, Inc., as of December 31, 2016.

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

We believe that as of March 31, 2017, approximately 354.7 million of GDSs were held of record by 86 persons with U.S. addresses. Those GDSs represent 36.0% of the outstanding Series “A” Shares, 66.1% of the outstanding Series “B” Shares, 68.9% of the outstanding Series “D” Shares and 68.9% of the outstanding Series “L” Shares of the Company. Before giving effect to the 2004 recapitalization, substantially all of the outstanding Series “A” Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long-Term Retention Plan, as described under “Major Stockholders and Related Party Transactions” and “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan”.  For more information regarding our 2004 recapitalization, please refer to our Form 6-K filed with the SEC on March 25, 2004.

Related Party Transactions

Transactions and Arrangements with Univision.  In December 2010, the Company and Univision announced the completion of certain agreements among related parties by which, among other transactions, the Company made an investment in BMP (now known as Univision Holdings, Inc., or UHI) the parent company of Univision, and the PLA between Televisa and Univision was amended and extended through the later of 2025 (or 2030 upon consummation of a qualified public equity offering of UHI pursuant to a future amendment thereof) or seven and one-half years after the Company has sold two-thirds of its initial investment in UHI. Univision became a related party to the Company as of December 2010 as a result of these transactions.  For a description of our arrangements with Univision, see “Information on the Company — Business Overview — Univision”.

Transactions and Arrangements with Iusacell.  Iusacell purchased advertising services from us in connection with the promotion of its products and services in 2014. In January 2015, we concluded the sale of our equity interest in Iusacell to Grupo Salinas for the purchase price of U.S.$717 million.

Transactions and Arrangements With Our Directors and Officers.  We own 15% of the equity of Centros de Conocimiento Tecnológico, or CCT, a company that owns and operates technological schools in Mexico and in which Claudio X. González Laporte and Carlos Fernández González, two of our former directors, own a minority interest.

During 2016, we entered into contracts leasing office space directly or indirectly from certain of our directors and officers. These leases have aggregate annual lease payments for 2017 equal to approximately Ps.26.5 million. We believe that the terms of these leases are comparable to terms that we would have entered into with third parties for similar leases.

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

Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Stockholders

Consulting Services.  Instituto de Investigaciones Sociales, S.C., a consulting firm which is controlled by Ariana Azcárraga De Surmont, the sister of Emilio Azcárraga Jean, has from time to time during 2016 provided consulting services and research in connection with the effects of our programming, especially telenovelas, on our viewing audience.  Instituto de Investigaciones Sociales, S.C. provided us with such services in 2016, and we expect to continue these arrangements through 2017.

Loans from CitiBanamex.  In 2006, CitiBanamex and Innova entered into a loan agreement with a maturity date of 2016 which was prepaid in 2015, and in 2010 CitiBanamex and TVI entered into a revolving credit facility which was paid by TVI in March 2011.  In March 2011, the Company entered into long-term credit arrangements with CitiBanamex, with maturities between 2018 and 2021 which were prepaid in 2015.  These loans were made on terms substantially similar to those offered by CitiBanamex to third parties.  Emilio Azcárraga Jean, our Chief Executive Officer, President and Chairman of the Board, is a member of the Board of CitiBanamex.  One of our directors, Roberto Hernández Ramírez, is the Honorary Chairman of the Board of CitiBanamex.  Mr. Hernández was also a member of the Board of, and the beneficial owner of less than 1% of the outstanding capital stock of, Citigroup, Inc., the entity that indirectly controls CitiBanamex.  For a description of amounts outstanding under, and the terms of, our existing credit facilities with CitiBanamex, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

Loans from Banorte. In 2015, Banorte and TVI entered into a loan agreement with a maturity date of 2022. This loan was made on terms substantially similar to those offered by Banorte to third parties. Alfonso de Angoitia Noriega, our Executive Vice President, Member of the Board, Guadalupe Phillips Margain, former Vice President of Finance and Risk of Grupo Televisa, Alternate Member of the Board, and Carlos Hank González, Member of the Board of the Company, are members and Carlos Hank González is President of the Board of Banorte. For a description of amounts outstanding under, and the terms of, our existing credit facilities with Banorte, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

Advertising Services.  Several members of our current Board serve as members of the Boards and/or are stockholders of other companies.  See “Directors, Senior Management and Employees”. Some of these companies, including CitiBanamex, BBVA Bancomer, FEMSA, Grupo Nacional Provincial, Heineken and Lala, among others, purchased advertising services from us in connection with the promotion of their respective products and services from time to time in 2016, and we expect that this will continue to be the case in the future. The companies described above pay rates applicable to third party advertisers. Similarly, one of our former directors, Alejandro Quintero Iñiguez, is a stockholder of Grupo TV Promo, S.A. de C.V., or Grupo TV Promo, which is a company that renders services of publicity, promotion and advertisement to third parties. Grupo TV Promo and its subsidiaries act as licensees of the Company for the use and exploitation of certain images and/or trademarks of shows and novelas produced by the Company; and produce promotional campaigns and events for the Company and for some of the Company’s clients. Grupo TV Promo has purchased, and we expect it will continue to purchase, advertising services from us, some of which are referred to the aforementioned promotional campaigns.  This company pays rates applicable to third party advertisers that purchase advertising services on pay-TV networks and free-to-air television channels, and pays rates applicable to third party advertisers that purchase unsold advertising services, which are lower than rates paid by advertisers purchasing advertising in advance or at regular rates. During 2016, Grupo TV Promo purchased unsold advertising on free-to-air television channels and on pay-TV networks of Televisa for a total of Ps.179 million and Ps.6.6 million, respectively.

Online Lottery Services.  Multijuegos, our online lottery, entered into an agreement in March 2012 with Cadena Comercial Oxxo, S.A. de C.V. and OXXO Express, S.A. de C.V. (“OXXO”) the principal chain of convenience stores in Mexico, both controlled subsidiaries of Fomento Económico Mexicano, S.A.B., or FEMSA (the Executive Chairman of the Board, José Antonio Fernández Carbajal, is a member of our Board),  to sell online lottery tickets through point-of-sale terminals at the OXXO stores.

Legal and Advisory Services.  During 2016, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Ricardo Maldonado Yáñez, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., serves also as Secretary of our Board of Directors and Secretary to the Executive Committee of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services.

In 2011 and 2012, we entered into agreements with Allen & Company to provide the Company with advisory services related to an investment in the television segment outside of Mexico, and have continued to engage Allen & Company with other advisory services over the past years related to strategic investments of the Company.  Two of our directors are directors of Allen & Company as well.  These agreements were entered into on an arm’s length basis.  We believe that the amounts paid and to be paid under these agreements to Allen & Company are comparable to those paid to third parties for these types of services.

For further information about our related party transactions, see Note 19 to our consolidated year-end financial statements.

Item 8.           Financial Information

See “Financial Statements” and pages F-1 through F-68, which are incorporated in this Item 8 by reference.

Item 9.           The Offer and Listing

Trading History of CPOs and GDSs

Since December 1993, the GDSs have been traded on the New York Stock Exchange, or NYSE, and the CPOs have been traded on the Mexican Stock Exchange.  In September 2007, we removed JPMorgan Chase Bank, N.A. as the depository for the GDSs and appointed The Bank of New York Mellon pursuant to a new deposit agreement.

The table below shows, for the periods indicated, the high and low market prices in nominal Pesos for the CPOs on the Mexican Stock Exchange.

	Nominal Pesos per CPO(1)
	High	Low
2012	68.63	50.60
2013	80.07	59.14
2014	104.73	74.24
2015	122.93	87.33
First Quarter	106.93	93.86
Second Quarter	122.93	103.77
Third Quarter	122.52	87.49
Fourth Quarter	98.63	87.33
2016	102.85	81.94
First Quarter	100.17	88.48
Second Quarter	100.53	90.41
Third Quarter	102.85	93.00
Fourth Quarter	101.01	81.94
October	101.01	93.00
November	95.09	83.39
December	87.45	81.94
2017 (through April 27, 2017)	106.25	85.22
First Quarter	106.25	85.22
January	97.69	85.22
February	106.25	90.18
March	102.42	96.96
Second Quarter (through April 27, 2017)	98.42	92.94
April (through April 27, 2017)	98.42	92.94

(1)               Source: Mexican Stock Exchange.

The table below shows, for the periods indicated, the high and low market prices in U.S. Dollars for the GDSs on the NYSE, giving effect to the March 22, 2006 1:4 GDS ratio change in all cases.

	U.S. Dollars per GDS(1)
	High	Low
2012	26.77	18.75
2013	30.68	22.31
2014	37.35	27.84
2015	39.71	25.71
First Quarter	35.06	32.00
Second Quarter	39.71	34.19
Third Quarter	39.09	25.71
Fourth Quarter	30.07	25.82
2016	29.23	19.89
First Quarter	28.28	23.51
Second Quarter	29.23	23.91
Third Quarter	27.75	24.38
Fourth Quarter	26.64	19.89
October	26.64	24.53
November	25.51	20.37
December	21.15	19.89
2017 (through April 27, 2017)	26.79	19.94
First Quarter	26.79	19.94
January	23.05	19.94
February	26.79	22.10
March	26.52	25.47
Second Quarter (through April 27, 2017)	26.24	24.29
April (through April 27, 2017)	26.24	24.29

(1)               Source: NYSE.

Trading prices of the CPOs and the GDSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions.  See “Key Information — Risk Factors — Risk Factors Related to Mexico — Economic and Political Developments in Mexico May Adversely Affect Our Business”.  There can be no assurance that prices of the CPOs and the GDSs will, in future, be within the ranges set forth above.  We believe that as of March 31, 2017, approximately 354.7 million of GDSs were held of record by 86 persons with U.S. addresses.

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

Pursuant to the Mexican Securities Market Law, members of a listed issuer’s board of directors, stockholders controlling 10% or more of a listed issuer’s outstanding share capital, advisors, groups controlling 25% or more of a listed issuer’s outstanding share capital, and other insiders, must inform the CNBV of any transactions undertaken with securities of a listed issuer.

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

Bylaws

Set forth below is a brief summary of some significant provisions of our bylaws and Mexican law.  This description does not purport to be complete, and is qualified by reference in its entirety to our bylaws, which have been filed as an exhibit to this annual report, and Mexican law.  For a description of the provisions of our bylaws relating to our Board of Directors, Executive Committee, Audit Committee and Corporate Practices Committee, see “Directors, Senior Management and Employees”.

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

Minority shareholders holding at least ten percent of the capital stock represented by Series “A” Shares, Series “B” Shares, Series “L” Shares or Series “D” Shares, as applicable, will be entitled to appoint one director and its corresponding alternate for each such ten percent of such Series. Any such appointment by minority shareholders will be counted towards the number of directors that the holders of each Series is entitled to appoint.

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

General stockholders’ meetings may be ordinary general meetings or extraordinary general meetings.  Extraordinary general meetings are those called to consider specific matters specified in Article 182 of the Mexican Companies Law and our bylaws, including, among others, amendments to our bylaws, our dissolution, liquidation or split-up, our merger and transformation from one form of company to another, increases and reductions in our capital stock, the approval of certain acquisitions of shares, including a change of control, as set forth in the antitakeover provisions in our bylaws and any action for civil liabilities against the members of our Board of Directors, its Secretary, or members of our Audit Committee or Corporate Practices Committee.  In addition, our bylaws require an extraordinary general meeting to consider the cancellation of registration of the Series “D” Shares or Series “L” Shares or the securities representing these Shares with the NRS, as the case may be, and in the case of Series “D” Shares, with any other Mexican or foreign stock exchange in which such Shares or securities are registered.  General meetings called to consider all other matters are ordinary meetings which are held at least once each year within four months following the end of each fiscal year.  Stockholders may be represented at any stockholders’ meeting by completing a form of proxy provided by us, which proxy is available within fifteen days prior to such meeting, and designating a representative to vote on their behalf.  The form of proxy must comply with certain content requirements as set forth in the Mexican Securities Market Law and in our bylaws.

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

Conflicts of Interest.  Under Mexican Law, any stockholder that votes on a transaction in which his, her or its interests conflict with our interests may be liable for damages, but only if the transaction would not have been approved without his, her or its vote.  In addition, any member of the Board of Directors that votes on a transaction in which his, her or its interests conflict with our interests may be liable for damages.  The Securities Market Law also imposes a duty of care and a duty of loyalty on directors as described in “Directors, Senior Management and Employees — Our Board of Directors — Duty of Care and Duty of Loyalty”.  In addition, pursuant to the Mexican Securities Market Law, the Board of Directors, with input from the Corporate Practices Committee, must review and approve transactions and arrangements with related parties.  See “Directors, Senior Management and Employees — Our Board of Directors — Meetings; Actions Requiring Board Approval”.

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

The Mexican Securities Market Law and our bylaws include provisions that permit:

•                  holders of at least 10% of our outstanding capital stock to request our Chairman of the Board or of the Audit Committee or Corporate Practices Committee to call a stockholders’ meeting in which they are entitled to vote;

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

In May 2015, we issued Ps.5,000 million aggregate principal amount of 28-day TIIE plus 0.35% local bonds (Certificados Bursátiles) due 2022. In November 2015, we issued U.S.$300 million aggregate principal amount of 4.625% Senior Notes due 2026 and U.S.$900 million aggregate principal amount of 6.125% Senior Notes due 2046. For a description of the material terms of the amended indentures related to our 6.625% Senior Notes due 2025, our 4.625% Senior Notes due 2026 ,our 8.5% Senior Notes due 2032, our 8.49% Senior Notes due 2037, our 6.0% Senior Notes due 2018, our 6.625% Senior Notes due 2040, our 7.38% local bonds (Certificados Bursátiles) due 2020, our 7.25% Senior Notes due 2043, our 28-day TIIE plus 0.35% local bonds (Certificados Bursátiles) due 2021 and 2022, our 5.0% Senior Notes due 2045 and our 6.125% Senior Notes due 2046, as well as the description of the material terms for the Company’s subsidiaries debt and finance lease obligations see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Refinancings” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

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

When dividends are paid from our previously taxed net earnings account we will not be required to pay any Mexican corporate income tax on the dividends. During 2016, if dividends are not paid from our previously taxed net earnings account we will be required to pay a 30% Mexican corporate income tax (“CIT”) on the grossed-up dividends with the factor 1.4286.

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

In compliance with the procedures and controls established by our Risk Management Committee, in 2014, 2015 and 2016, we entered into certain derivative transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in interest rates, foreign currency exchange rates, and inflation rates.  Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility.  See Notes 2(v), 4 and 14 to our consolidated year-end financial statements.

Foreign Currency Exchange Rate Risk and Interest Rate Risk

During March 2011, in connection with the amortizable variable rate loan with HSBC due 2018, we entered into interest rate swap agreements on a notional amount of Ps.2,500.0 million.  These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates.  These agreements allowed us to fix the coupon payments for a period of seven years at an interest rate of 8.6075%. In March 2016, the variable rate bank loan was partially prepaid and this agreement was partially unwind in the equivalent amount. As of this date, the interest rate swap agreements have a notional amount of Ps.1,250 million.

As of March 31, 2017, the net fair value of the interest rate swap was an asset (liability) of Ps.(3.3) million, Ps.(5.5) million as of December 31, 2016 and Ps.(116.1) million as of December 31, 2015.  The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.4.6 million as of March 31, 2017, Ps.6.1 million as of December 31, 2016 and Ps.19.0 million as of December 31, 2015.  This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

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

As of March 31, 2017, the net fair value of the interest rate swap was an asset (liability) of Ps.266.4 million, Ps.351.8 million as of December 31, 2016 and Ps.(99.6) million as of December 31, 2015.  The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.106.0 million as of March 31, 2017, Ps.109.5 million as of December 31, 2016 and Ps.144.8 million as of December 31, 2015. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During June 2015, the first quarter of 2016 and the first quarter of 2017, in connection with the local bonds (Certificados Bursátiles) issued by Televisa due 2022, we entered into interest rate swap agreements on a notional amount of Ps.1,000.0 million, Ps.1,500 million and Ps.2,500 million respectively.  These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates.  These agreements allowed us to fix the coupon payments at an interest rate of 6.9216%.

As of March 31, 2017, the net fair value of the interest rate swap was an asset (liability) of Ps.161.8 million and Ps.224.0 million as of December 31, 2016 and Ps.(3.3) million as of December 31, 2015.  The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.108.6 million as of March 31, 2017 and Ps.53.8 million as of December 31, 2016. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During the third quarter of 2016, in connection with the Senior Notes issued by Televisa due 2018, 2025, 2032 and 2045, we entered into forward exchange rate agreements on a notional amount of U.S. $60 million. These agreements allowed us to fix the exchange rate for the coupon payments due on September and November 2016 on an average of Ps. 18.3692 per U.S. $1.00.  These agreements ended in November 2016.

During the first quarter of 2017, in connection with all the Senior Notes issued by Televisa in U.S. Dollars, we entered into forward exchange rate agreements on a notional amount of U.S. $288.9 million. These agreements allowed us to fix the exchange rate of coupon payments due in 2017 and most of the first half of 2018 on an average of Ps.19.9438 per U.S. $1.00. The net fair value of the forward exchange rate agreements was an asset (liability) of Ps. (149.4) million as of March 31, 2017. On April 7, 2017, we entered into a forward exchange rate agreement for the rest of the first half of 2018 that allowed us to fix the exchange rate of this period at Ps.19.8506 per U.S. $1.00.

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

In connection with TVI’s variable rate bank loan with Banorte due 2016, in January and April 2012 TVI entered into interest rate swap agreements on a notional amount of Ps.500.0 million and Ps.800.0 million, respectively.  These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates.  These agreements allowed us to fix the coupon payments for a period of four years at an interest rate of 6.9315%. In May 2015, the variable rate bank loan was prepaid but this agreement continued because a new variable rate bank loan with Banorte due 2022 was agreed and it covered the same exposure until February 2016. In October 2016, Televisa entered as a guarantor on the bank loan due 2022 with Banorte, and as a consequence, the interest rate payable decreased 30 bps as of October 2016. In August 2015 and March 2017, TVI entered into interest rate swap agreements on a notional amount of Ps.250.0 million and Ps.750.0 million, respectively. These agreements also involved the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments at an interest rate of 7.8469%. On April 5, 2017, TVI entered into an interest rate swap agreement on a notional amount of Ps.742.0 million that allowed us to fix all coupon payments at an interest rate of 8.0250%.

The net fair value of the interest rate swap was an asset (liability) of Ps.9.8 million as of March 31, 2017, Ps.15.1 million as of December 31, 2016 and Ps.(2.3) million as of December 31, 2015.  The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.16.6 million as of March 31, 2017, Ps.3.8 million as of December 31, 2016 and Ps.5.5 million as of December 31, 2015.  This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

In connection with TVI’s variable rate bank loans with HSBC due 2019, in the second semester of 2013 and in the second semester of 2014, TVI entered into interest rate swap agreements on notional amounts of Ps.500.0 million and Ps.300.0 million, respectively. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. In December 2016, Televisa entered as a guarantor on the bank loans with HSBC, and as a consequence, the interest rate payable decreased by 30 bps as of December 2016. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 6.3640%.

The net fair value of the interest rate swap was an asset (liability) of Ps.23.5 million as of March 31, 2017, Ps.28.0 million as of December 31, 2016 and Ps.(3.8) million as of December 31, 2015. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.5.6 million as of March 31, 2017, Ps.6.2 million as of December 31, 2016 and Ps.9.6 million as of

December 31, 2015. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

In connection with two of TVI’s variable rate bank loans with Santander due 2019 and 2020, in the second semester of 2015 TVI entered into interest rate swap agreements on notional amounts of Ps.250.0 million each. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. In September 2016, Televisa entered as a guarantor on the bank loans with Santander, and as a consequence, the interest rate payable decreased 10 bps as of September 2016. These agreements allowed us to fix the coupon payments at an interest rate of 6.3975% and 6.68%, respectively.

The net fair value of the interest rate swap was an asset (liability) of Ps.23.7 million as of March 31, 2017 and Ps.29.0 million as of December 31, 2016 and Ps.(2.0) million as of December 31, 2015. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.6.3 million as of March 31, 2017 and Ps.6.7 million as of December 31, 2016. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2016 and 2015.  These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk.  The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period.  For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%.  The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

December 31, 2016	Carrying value(3)	Fair value(4)	Increase (decrease) of fair value over carrying value	Increase (decrease) of fair value over carrying value assuming a hypothetical 10% increase in fair value
Assets:
Temporary investments (1)	Ps.	5,498.2	Ps.	5,498.2	Ps.	—	Ps.	—
Warrants issued by UHI	38,298.6	38,298.6	—	3,829.9
Long-term loan and interest receivable from GTAC	881.7	889.1	7.3	96.2
Held-to-maturity investments	335.8	334.8	(1.0)	32.5
Available-for-sale investments	6,456.4	6,456.4	—	645.6
Derivative financial instruments (2)	647.8	647.8	—	—
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2018	10,317.8	10,858.0	540.2	1,626,.0
Senior Notes due 2025	12,381.4	14,151.2	1,769.8	3,184.9
Senior Notes due 2026	6,190.7	6,230.0	39.3	662.3
Senior Notes due 2032	6,190.7	7,566.9	1,376.2	2,132.9
Senior Notes due 2040	12,381.4	13,039.8	658.4	1,962.4
Senior Notes due 2045	20,635.6	17,713.4	(2,922.2)	(1,150.9)
Senior Notes due 2046	18,572.0	18,580.0	8.0	1,866.0
Peso-denominated debt:
Notes due 2020	10,000.0	9,791.7	(208.3)	770.8
Notes due 2021	6,000.0	5,954.0	(46.0)	549.4
Notes due 2022	5,000.0	4,942.2	(57.8)	436.5
Senior Notes due 2037	4,500.0	4,031.6	(468.5)	(65.3)
Senior Notes due 2043	6,500.0	4,712.5	(1,787.5)	(1,316.3)
Long-term notes payable to Mexican Banks	9,618.7	9,331.3	(287.4)	645.8
Finance lease obligations	6,391.8	5,763.9	(627.9)	(51.5)
Other notes payables	4,853.0	4,144.0	(709.0)	(294.6)
Derivative financial instruments (2)	5.5	5.5	—	—

December 31, 2015	Carrying value(3)	Fair value(4)	Increase (decrease) of fair value over carrying value	Increase (decrease) of fair value over carrying value assuming a hypothetical 10% increase in fair value
Assets:
Temporary investments (1)	Ps.	5,330.4	Ps.	5,330.4	Ps.	—	Ps.	—
Warrants issued by UHI	35,042.6	35,042.6	—	3,504.3
Long-term loan and interest receivable from GTAC	684.3	687.5	3.2	72.0
Held-to-maturity investments	134.0	133.8	(0.2)	13.2
Available-for-sale investments	5,873.2	5,873.2	—	587.3
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2018	8,608.0	9,287.3	679.3	1,608.1
Senior Notes due 2025	10,329.6	11,773.3	1,443.7	2,621.0
Senior Notes due 2026	5,164.8	5,177.6	12.8	530.6
Senior Notes due 2032	5,164.8	6,268.6	1,103.8	1,730.7
Senior Notes due 2040	10,329.6	10,861.4	531.8	1,617.9
Senior Notes due 2045	17,216.0	14,860.9	(2,355.1)	(869.1)
Senior Notes due 2046	15,494.4	15,472.4	(22.0)	1,525.2
Peso-denominated debt:
Notes due 2020	10,000.0	10,437.5	437.5	1,481.3
Notes due 2021	6,000.0	5,996.6	(3.4)	596.3
Notes due 2022	5,000.0	4,957.3	(42.7)	453.0
Senior Notes due 2037	4,500.0	4,355.6	(144.5)	291.1
Senior Notes due 2043	6,500.0	5,265.0	(1,235.0)	(708.5)
Long-term notes payable to Mexican Banks	7,491.3	7,562.0	70.7	826.9
Finance lease obligations	5,805.1	5,179.1	(626.1)	(108.2)
Derivative financial instruments (2)	227.1	227.1	—	—

(1)         At December 31, 2016 and 2015, the Group’s temporary investments consisted of highly liquid securities, including without limitation debt securities and equity instruments held for trading (primarily denominated in Mexican pesos and U.S. dollars). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

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

We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

	Year Ended December 31,
	2016		2015
	(In millions of U.S. Dollars)
U.S. Dollar-denominated and U.S. Dollar-equivalent monetary assets, primarily cash and cash equivalents, held-to-maturity and available-for-sale non-current investments(1)	U.S.$	1,899.1	U.S.$	2,426.3
U.S. Dollar-denominated and U.S. Dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, finance lease obligations, and other liabilities(2)(3)	(5,087.6)		(4,922.5)
Net liability position	U.S.$	(3,188.5)	U.S.$	(2,496.2)

(1)               In 2016 and 2015, include U.S. Dollar equivalent amounts of U.S.$16.4 million and U.S.$15.5 million, respectively, related to other foreign currencies, primarily Euros.

(2)               In 2016 and 2015, include U.S. Dollar equivalent amounts of U.S.$7.7 million and U.S.$3.8 million, respectively, related to other foreign currencies, primarily Euros.

(3)               In 2016 and 2015, monetary liabilities included U.S.$2,386.6 million (Ps.49,249.6 million) and U.S.$2,546.0 million (Ps.43,831.2 million), respectively, related to long-term debt designed as a hedging instrument of the Group’s investments in UHI and the initial investment in Open Ended Fund(see Note 13 to our consolidated year-end financial statements).

At December 31, 2016, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.1,654.6 million. At December 31, 2015, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.85.6 million.

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

The Bank of New York Mellon, as depositary, pays us an agreed amount as reimbursement for certain expenses we incur related to our being a publicly-listed entity in the United States, including, but not limited to, internal and out-of-pocket investor relations expenses, corporate finance and accounting expenses, legal expenses, annual NYSE listing fees, Sarbanes-Oxley compliance, travel expenses related to presentations to rating agencies and investors, road show presentations, or any other similar or related expenses.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.  In 2016, we received a reimbursement of U.S.$1.5 million.

Part II

Item 13.         Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.         Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on the evaluation as of December 31, 2016, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in the Exchange

Act Rules 13a-15(e) and 15d-15(e)) are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers, S.C., an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16.A.     Audit Committee Financial Expert

Our board of directors has determined that Mr. Francisco José Chevez Robelo is our audit committee financial expert.  Mr. Francisco José Chevez Robelo is “independent” and meets the requisite qualifications as defined in Item 16A of Form 20-F.

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

Item 16.C.     Principal Accountant Fees and Services

PricewaterhouseCoopers, S.C. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2016 and 2015.

The chart below sets forth the total amount billed by our independent registered public accounting firm for services performed in the years 2016 and 2015, and breaks down these amounts by category of service:

	2016		2015
	(in millions of Pesos)
Audit Fees	Ps.	98.6	Ps.	98.3
Audit-Related Fees	25.3		8.5
Tax Fees	8.3		8.8
Other Fees	4.2		4.5
Total	Ps.	136.4	Ps.	120.1

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

During 2015 and 2016, none of the services provided to us by our external auditors were approved by our audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16.D.     Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth, for the periods indicated, information regarding purchases of any of our equity securities registered pursuant to Section 12 of the Exchange Act made by us or on our behalf or by or on behalf of any affiliated purchaser (as that term is defined in Rule 10b-18(a)(3) under the Exchange Act):

Purchases of Equity Securities by the Company

Purchase Date	Total Number of CPOs Purchased	Average Price Paid per CPO(1)		Total Number of CPOs Purchased as part of Publicly Announced Plans or Programs(2)	Maximum Number (or Appropriate Peso Value) of CPOs that May Yet Be Purchased Under the Plans or Programs(2)
January 1 to January 31	—	Ps.	0.0000	264,891,400	Ps.	20,000,000,000
February 1 to February 28	—	0.0000		264,891,400	20,000,000,000
March 1 to March 31	—	0.0000		264,891,400	20,000,000,000
April 1 to April 30	—	0.0000		264,891,400	20,000,000,000
May 1 to May 31	—	0.0000		264,891,400	20,000,000,000
June 1 to June 30	—	0.0000		264,891,400	20,000,000,000
July 1 to July 31	—	0.0000		264,891,400	20,000,000,000
August 1 to August 31	—	0.0000		264,891,400	20,000,000,000
September 1 to September 30	—	0.0000		264,891,400	20,000,000,000
October 1 to October 31	—	0.0000		264,891,400	20,000,000,000
November 1 to November 30	—	0.0000		264,891,400	20,000,000,000
December 1 to December 31	—	0.0000		264,891,400	20,000,000,000
Total	—

(1)               The values have not been restated in constant Pesos and therefore represent nominal historical figures.

(2)               Our share repurchase program was announced in September 2002 and does not have an expiration date. Since 2011 we have not repurchased any securities in the open market. The total amount of our share repurchase program is currently limited to Ps.20,000,000,000, as updated in accordance with a resolution that our stockholders approved in a general meeting of our stockholders held on April 28, 2017.

Purchases of Equity Securities by Special Purpose Trust
Formed in Connection with Long-Term Retention Plan(1)

Purchase Date	Total Number of CPOs Purchased(2)	Average Price Paid per CPO(3)		Total Number of CPOs Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate Peso Value) of CPOs that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	—	Ps.	—	212,081,615
February 1 to February 28	—	—		212,081,615
March 1 to March 31	2,157,300	96.4246		214,238,915
April 1 to April 30	300,000	93.7370		214,538,915
May 1 to May 31	1,481,656	97.0652		216,020,571
June 1 to June 30	1,000,000	96.0731		217,020,571
July 1 to July 31	1,229,874	99.5616		218,250,445
August 1 to August 31	3,224,506	100.1293		221,474,951
September 1 to September 30	1,791,922	98.3910		223,266,873
October 1 to October 31	390,000	96.3864		223,656,873
November 1 to November 30	904,936	88.9888		224,561,809
December 1 to December 31	555,000	83.6470		225,116,809
Total	13,035,194	Ps.	96.8299

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

Listed companies must have an audit	The Mexican Securities Market Law requires that listed companies

committee with a minimum of three members and must be independent.	must have an audit committee. The Chairman and the majority of the members must be independent.
Non-management directors must meet at regularly scheduled executive sessions without management.	Our non-management directors are not required to meet at executive sessions. The Mexican Code of Best Corporate Practices does not expressly recommend executive sessions.
Listed companies must require shareholder approval for equity compensation plans, subject to limited exemptions.	Companies listed on the Mexican Stock Exchange are required to obtain shareholder approval for equity compensation plans, provided that such plans are subject to certain conditions.
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

Item 18.         Financial Statements

See pages F-1 through F-68, which are incorporated in this Item 18 by reference.

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
4.6

— Full-Time Transponder Service Agreement, dated as of November       , 2007, by and among Intelsat Corporation, Intelsat LLC, Corporación de Radio y Televisión del Norte de México, S. de R. L. de C.V. and SKY Brasil Serviços Ltda (previously filed with the Securities and Exchange Commission as Exhibit 4.16 to the 2007 Form 20-F and incorporated herein by reference).

4.7

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

4.8

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

4.9

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

4.12*

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

4.15*

— Amended and Restated 2011 Program License Agreement, dated as of February 28, 2011, by and among Televisa, S.A. de C.V. and Univision Communications Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.16*

— Second Amended and Restated 2011 Program License Agreement, dated as of July 1, 2015, by and among Televisa, S.A. de C.V. and Univision Communications Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference).

Exhibit Number	Description of Exhibits
4.17

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

4.19*

— Amendment to Amended and Restated 2011 Mexico License Agreement, dated as of July 1, 2015, by and among Univision Communications Inc. and Mountrigi Management Group Limited (f/k/a Videoserpel, Ltd.) (previously filed with the Securities and Exchange Commission as Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference).

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

4.27

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

4.28

— English summary of conversion of debentures, dated August 13, 2014, by and between Arretis, S.A.P.I. de C.V and Tenedora Ares, S.A.P.I. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.33 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).

4.29

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

4.30

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

4.31

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

4.32

— English summary of merger agreement, dated January 8, 2015, by and among Consorcio Nekeas, S.A. de C.V., Galavisión DTH, S. de R.L. de C.V. and Inmobiliaria Hevi, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.37 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).

Exhibit Number	Description of Exhibits
4.33

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

4.34

English summary of merger agreement, dated March 4, 2016, by and among Corporativo Vasco de Quiroga, S.A. de C.V. and Grupo TVI Telecom, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference).

8.1	— List of Subsidiaries of Registrant.
12.1	— CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 28, 2017.
12.2	— CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 28, 2017.
13.1	— CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 28, 2017.
13.2	— CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 28, 2017.
23.1	— Consent of PricewaterhouseCoopers, S.C.

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

Date: April 28, 2017

GRUPO TELEVISA, S. A. B. AND SUBSIDIARIES

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2016 AND 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Grupo Televisa, S. A. B.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Grupo Televisa, S.A.B. (the “Company”) and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control Over Financial Reporting” appearing in Item 15.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers, S.C.
/s/ L.C.C. Alberto Del Castillo Velasco Vilchis
Audit Partner
Ciudad de México
April 28, 2017

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

Notes	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	6	Ps.	47,546,083	Ps.	49,397,126
Temporary investments	6	5,498,219	5,330,448
Trade notes and accounts receivable, net	7	24,906,452	21,702,128
Other accounts and notes receivable, net	5,884,907	4,296,068
Due from related parties	19	905,572	98,388
Transmission rights and programming	8	6,533,173	5,389,133
Inventories	1,899,078	1,628,276
Other current assets	2,588,014	2,096,509
Total current assets	95,761,498	89,938,076

Non-current assets:
Derivative financial instruments	14	647,770	—
Transmission rights and programming	8	7,975,296	9,139,149
Investments in financial instruments	9	45,136,751	41,081,474
Investments in associates and joint ventures	10	12,092,254	9,271,901
Property, plant and equipment, net	11	86,783,572	76,089,277
Intangible assets, net	12	37,734,771	38,106,325
Deferred income tax assets	23	22,729,580	17,665,086
Other assets	192,658	182,466
Total non-current assets	213,292,652	191,535,678
Total assets	Ps.	309,054,150	Ps.	281,473,754

The accompanying notes are an integral part of these consolidated financial statements.

Notes	2016	2015
LIABILITIES
Current liabilities:
Current portion of long-term debt and interest payable	13	Ps.	2,678,255	Ps.	4,164,068
Current portion of finance lease obligations	13	575,576	511,556
Current portion of other notes payable	13	1,202,344	—
Derivative financial instruments	14	—	1,402
Trade accounts payable and accrued expenses	22,878,015	17,361,484
Customer deposits and advances	21,709,431	20,470,380
Income taxes payable	2,012,536	1,632,795
Other taxes payable	1,479,071	1,246,041
Employee benefits	1,078,729	1,034,446
Due to related parties	19	1,088,226	443,035
Other current liabilities	2,723,880	2,112,843
Total current liabilities	57,426,063	48,978,050

Non-current liabilities:
Long-term debt, net of current portion	13	126,146,663	107,430,764
Finance lease obligations, net of current portion	13	5,816,250	5,293,559
Other notes payable, net of current portion	13	3,650,681	—
Derivative financial instruments	14	5,508	225,660
Customer deposits and advances	—	514,531
Income taxes payable	23	6,386,877	6,338,078
Deferred income tax liabilities	23	10,349,135	10,000,048
Post-employment benefits	15	520,473	407,179
Other long-term liabilities	2,468,100	2,764,108
Total non-current liabilities	155,343,687	132,973,927
Total liabilities	212,769,750	181,951,977

EQUITY
Capital stock	16	4,978,126	4,978,126
Additional paid-in-capital	15,889,819	15,889,819
Retained earnings	17	70,395,669	73,139,684
Accumulated other comprehensive income, net	17	3,961,784	5,257,554
Shares repurchased	16	(11,433,482)	(11,882,248)
Equity attributable to stockholders of the Company	83,791,916	87,382,935
Non-controlling interests	18	12,492,484	12,138,842
Total equity	96,284,400	99,521,777
Total liabilities and equity	Ps.	309,054,150	Ps.	281,473,754

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

For the Years Ended December 31, 2016, 2015 and 2014

(In thousands of Mexican pesos, except per CPO amounts)

(Notes 1, 2 and 3)

	Notes	2016		2015		2014
Net sales	25	Ps.	96,287,363	Ps.	88,051,829	Ps.	80,118,352
Cost of sales	20	52,377,790		47,226,544		42,908,647
Selling expenses	20	10,900,695		9,716,244		8,561,911
Administrative expenses	20	13,273,397		12,035,439		9,409,697
Income before other expense	25	19,735,481		19,073,602		19,238,097
Other expense, net	21	3,137,384		328,477		5,281,690
Operating income		16,598,097		18,745,125		13,956,407
Finance expense	22	(11,031,585)		(8,665,398)		(6,942,630)
Finance income	22	1,499,473		8,542,542		2,613,705
Finance expense, net		(9,532,112)		(122,856)		(4,328,925)
Share of income of associates and joint ventures, net	10	1,139,604		35,399		13,173
Income before income taxes		8,205,589		18,657,668		9,640,655
Income taxes	23	2,872,235		6,332,218		2,980,883
Net income		Ps.	5,333,354	Ps.	12,325,450	Ps.	6,659,772

Net income attributable to:
Stockholders of the Company		Ps.	3,721,406	Ps.	10,899,135	Ps.	5,386,905
Non-controlling interests	18	1,611,948		1,426,315		1,272,867
Net income		Ps.	5,333,354	Ps.	12,325,450	Ps.	6,659,772

Basic earnings per CPO attributable to stockholders of the Company	24	Ps.	1.28	Ps.	3.77	Ps.	1.87
Diluted earnings per CPO attributable to stockholders of the Company	24	Ps.	1.20	Ps.	3.52	Ps.	1.74

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2016, 2015 and 2014

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	Notes	2016		2015		2014
Net income		Ps.	5,333,354	Ps.	12,325,450	Ps.	6,659,772

Other comprehensive income (loss):
Items that will not be reclassified to income:
Remeasurement of post-employment benefit obligations	15	(255,713)		(166,044)		(27,811)
Items that may be subsequently reclassified to income:
Exchange differences on translating foreign operations		767,165		498,954		221,260
Equity instruments issued by Imagina:
Changes in fair value	9	—		405,132		(328,340)
Reclassification to other finance income	9	—		(544,402)		—
Cash flow hedges		789,208		25,838		(43,439)
Convertible debentures due 2025 issued by UHI:
Changes in fair value	9	—		319,307		2,058,432
Reclassification to other finance income	9	—		(4,718,175)		—
Warrants issued by UHI, net of hedge	9	(3,635,399)		3,303,182		—
Debt instruments issued by Ares:
Convertible debt instruments	9	—		—		670,375
Long-term debt instrument	9	—		—		54,417
Reclassification to other finance income	22	—		—		(770,941)
Available-for-sale investments	9	(32,379)		(80,371)		1,193,130
Share of other comprehensive (loss) income of associates and joint ventures	10	(42,832)		19,705		25,664
Other comprehensive (loss) income before income taxes		(2,409,950)		(936,874)		3,052,747
Income taxes	23	1,220,400		593,337		(730,444)
Other comprehensive (loss) income		(1,189,550)		(343,537)		2,322,303
Total comprehensive income		Ps.	4,143,804	Ps.	11,981,913	Ps.	8,982,075

Total comprehensive income attributable to:
Stockholders of the Company		Ps.	2,425,636	Ps.	10,477,626	Ps.	7,671,917
Non-controlling interests	18	1,718,168		1,504,287		1,310,158
Total comprehensive income		Ps.	4,143,804	Ps.	11,981,913	Ps.	8,982,075

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2016, 2015 and 2014

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

Capital Stock Issued (Note 16)	Additional Paid-in Capital	Retained Earnings (Note 17)	Accumulated Other Comprehensive Income (Note 17)	Shares Repurchased (Note 16)	Equity Attributable to Stockholders of the Company	Non- controlling Interests (Note 18)	Total Equity
Balance at January 1, 2014	Ps.	4,978,126	Ps.	15,889,819	Ps.	56,897,886	Ps.	3,394,051	Ps.	(12,848,448)	Ps.	68,311,434	Ps.	10,267,999	Ps.	78,579,433
Dividends	—	—	—	—	—	—	(468,248)	(468,248)
Shares repurchased	—	—	—	—	(1,064,602)	(1,064,602)	—	(1,064,602)
Sale of shares	—	—	(200,973)	—	1,265,575	1,064,602	—	1,064,602
Stock-based compensation	—	—	821,626	—	—	821,626	—	821,626
Other adjustments to non-controlling interests	—	—	—	—	—	—	195	195
Comprehensive income	—	—	5,386,905	2,285,012	—	7,671,917	1,310,158	8,982,075
Balance at December 31, 2014	4,978,126	15,889,819	62,905,444	5,679,063	(12,647,475)	76,804,977	11,110,104	87,915,081
Reduction of capital of non-controlling interests	—	—	—	—	—	—	(95,500)	(95,500)
Dividends	—	—	(1,084,192)	—	—	(1,084,192)	(379,639)	(1,463,831)
Shares repurchased	—	—	—	—	(733,831)	(733,831)	—	(733,831)
Sale of shares	—	—	(765,227)	—	1,499,058	733,831	—	733,831
Stock-based compensation	—	—	1,184,524	—	—	1,184,524	—	1,184,524
Other adjustments to non-controlling interests	—	—	—	—	—	—	(410)	(410)
Comprehensive income	—	—	10,899,135	(421,509)	—	10,477,626	1,504,287	11,981,913
Balance at December 31, 2015	4,978,126	15,889,819	73,139,684	5,257,554	(11,882,248)	87,382,935	12,138,842	99,521,777
Acquisition of non-controlling interests in TVI (see Note 3)	—	—	(6,324,997)	—	—	(6,324,997)	(804,427)	(7,129,424)
Dividends	—	—	(1,084,192)	—	—	(1,084,192)	(560,417)	(1,644,609)
Shares repurchased	—	—	—	—	(1,720,807)	(1,720,807)	—	(1,720,807)
Sale of shares	—	—	(448,766)	—	2,169,573	1,720,807	—	1,720,807
Stock-based compensation	—	—	1,392,534	—	—	1,392,534	—	1,392,534
Other adjustments to non-controlling interests	—	—	—	—	—	—	318	318
Comprehensive income	—	—	3,721,406	(1,295,770)	—	2,425,636	1,718,168	4,143,804
Balance at December 31, 2016	Ps.	4,978,126	Ps.	15,889,819	Ps.	70,395,669	Ps.	3,961,784	Ps.	(11,433,482)	Ps.	83,791,916	Ps.	12,492,484	Ps.	96,284,400

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2016, 2015 and 2014
(In thousands of Mexican pesos)
(Notes 1, 2 and 3)

	2016		2015		2014
Operating Activities:
Income before income taxes	Ps.	8,205,589	Ps.	18,657,668	Ps.	9,640,655
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Share of income of associates and joint ventures	(1,139,604)		(35,399)		(13,173)
Depreciation and amortization	16,979,833		14,660,929		11,563,085
Other amortization of assets	352,654		304,860		213,216
Impairment of long-lived assets	6,851		131,065		253,279
Disposition of property and equipment	1,448,295		688,706		715,786
Provision for doubtful accounts and write-off receivables	1,985,445		1,644,904		1,040,954
Post-employment benefits	(53,344)		38,334		157,511
Interest income	(458,528)		(378,736)		(417,777)
Income from UHI	—		(2,194,981)		—
Share-based compensation expense	1,410,492		1,199,489		844,788
Reclassifications from accumulated other comprehensive income	—		(5,262,577)		—
Provisions for related party transactions	340,202		1,024,484		—
Other finance loss (income), net	43,370		(917,682)		(1,286,014)
Loss (gain) on disposition of investments	312		(76,296)		4,168,468
Interest expense	8,497,919		6,239,387		5,551,461
Unrealized foreign exchange loss, net	6,707,831		4,032,871		2,133,505
	44,327,317		39,757,026		34,565,744
Increase in trade notes and accounts receivable	(4,649,477)		(2,120,569)		(1,213,774)
Decrease (increase) in transmission rights and programming	163,014		(535,487)		250,554
(Increase) decrease in due from related parties, net	(432,736)		527,515		387,812
(Increase) decrease in inventories	(262,016)		1,705,238		(1,495,275)
Increase in other accounts and notes receivable and other current assets	(914,527)		(877,316)		(612,564)
Increase in trade accounts payable and accrued expenses	5,255,698		63,873		4,795,769
Increase (decrease) in customer deposits and advances	688,097		459,215		(2,112,156)
(Decrease) increase in other liabilities, taxes payable and deferred taxes	(204,722)		192,113		(2,086,330)
(Decrease) increase in post-employment benefits	(44,819)		(62,373)		100,516
Income taxes paid	(7,268,938)		(7,823,659)		(4,117,357)
	(7,670,426)		(8,471,450)		(6,102,805)
Net cash provided by operating activities	36,656,891		31,285,576		28,462,939
Investing activities:
Temporary investments	254,437		16,083		(74,977)
Income from UHI	—		2,194,981		—
Held-to-maturity and available-for-sale investments	(302,631)		(89,552)		(372,140)
Disposition of held-to-maturity and available-for-sale investments	74,086		362,416		513,134
Acquisition of Cablecom, net of acquired cash and cash equivalents	—		—		(5,536,649)
Acquisition of Telecable, net of acquired cash and cash equivalents	—		(9,731,391)		—
Investment in associates and other investments	(183,804)		(92,141)		49,356
Disposition of investment	—		76,335		—
Additional investment in Imagina	—		(341,710)		—
Disposition of investment in GSF	—		10,335,813		—
Investments in property, plant and equipment	(27,941,585)		(25,524,145)		(17,004,358)
Disposition of property, plant and equipment	1,571,211		565,552		480,601
Investments in intangible assets	(2,472,124)		(1,553,801)		(794,476)
Net cash used in investing activities	(29,000,410)		(23,781,560)		(22,739,509)
Financing activities:
Long-term Mexican banks	5,728,498		2,487,936		2,078,433
Issuance of Notes due 2021	—		—		5,988,651

	2016		2015		2014
Issuance of Notes due 2022	—		4,988,747		—
Issuance of Senior Notes due 2045	—		—		12,400,063
Issuance of Senior Notes due 2026	—		4,903,744		—
Issuance of Senior Notes due 2046	—		14,716,640		—
Repayment of Mexican peso debt	(73,850)		(883,340)		(313,793)
Prepayment of Mexican peso debt	(3,548,750)		(5,905,601)		(6,522,250)
Payments of finance lease obligations	(329,064)		(405,151)		(446,944)
Interest paid	(7,633,026)		(5,938,679)		(5,200,696)
Repurchase of capital stock	(1,720,807)		(733,831)		(1,064,602)
Sale of capital stock	1,720,807		733,831		1,064,602
Dividends paid	(1,084,192)		(1,084,192)		—
Dividends paid to and reduction of capital of non-controlling interests	(547,618)		(475,139)		(468,248)
Acquisition of a non-controlling interest	(2,379,424)		—		—
Derivative financial instruments	(123,486)		(372,040)		(284,367)
Net cash (used in) provided by financing activities	(9,990,912)		12,032,925		7,230,849
Effect of exchange rate changes on cash and cash equivalents	483,388		130,835		83,038
Net (decrease) increase in cash and cash equivalents	(1,851,043)		19,667,776		13,037,317
Cash and cash equivalents at beginning of year	49,397,126		29,729,350		16,692,033
Cash and cash equivalents at end of year	Ps.	47,546,083	Ps.	49,397,126	Ps.	29,729,350

Non-cash transactions:

The principal non-cash transactions in 2016 included the issuance of other notes payable in the aggregate discounted amount of Ps.4,750,000 (undiscounted amount of Ps.5,106,250) in connection with the acquisition of a non-controlling interest in TVI (see Notes 3 and 12).The principal non-cash transactions in 2015 included a cumulative gain from changes in fair value, which was reclassified from accumulated other comprehensive income in consolidated equity to other finance income, net, in connection with the exchange of Convertible Debentures issued by UHI for Warrants that are exercisable for shares of common stock of UHI (see Note 22), and impairment adjustments related to the Group’s Publishing business (see Note 12). The principal non-cash transactions in 2014 included the loss on disposition of the Group’s joint venture investment in GSF (see Note 3); a favorable change in fair value in the Group’s embedded derivative in Convertible Debentures issued by UHI (see Note 9); and an impairment adjustment related to the Group’s publishing business (see Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2016, 2015 and 2014
(In thousands of Mexican pesos, except per CPO, per share and exchange rate amounts, unless otherwise indicated)

1.                                      Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located in Mexico City at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Grupo Televisa, S.A.B., together with its subsidiaries (collectively, the “Group”), is a leading media company in the Spanish-speaking world, an important cable operator in Mexico, and an operator of a leading direct-to-home satellite pay television system in Mexico. The Group distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands and television networks, cable operators and over the top or “OTT” services. In the United States, the Group´s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts the Group’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, the Group has equity and Warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc. or “UHI”, the controlling company of Univision. The Group’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable multiple system operators in Mexico. The Group owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. The Group also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

2.                                      Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of these consolidated financial statements are summarized below.

(a)                                 Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014, are presented in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). IFRSs comprise: (i) International Financial Reporting Standards (“IFRS”); (ii) International Accounting Standards (“IAS”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

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

These consolidated financial statements were authorized for issuance on April 4, 2017, by the Group’s Chief Financial Officer.

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

Changes in Ownership Interests in Subsidiaries Without Change of Control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions — that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Loss of Control of a Subsidiary

When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss.

At December 31, 2016, 2015 and 2014, the main direct and indirect subsidiaries of the Company were as follows:

Entity	Company’s Ownership Interest (1)	Business Segment (2)
Grupo Telesistema, S.A. de C.V. and subsidiaries	100%	Content and Other Businesses
Televisa, S.A. de C.V. (“Televisa”) (3)	100%	Content
G.Televisa-D, S.A. de C.V. (3)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (4)	100%	Content
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (5)	58.7%	Sky
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (6)	100%	Sky and Cable
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (7)	51%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (8)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (9)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (10)	66.1%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (11)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (12)	100%	Cable
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) and subsidiaries (13)	50%	Other Businesses
Televisa Juegos, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (14)	100%	Other Businesses

(1)         Percentage of equity interest directly or indirectly held by the Company.

(2)         See Note 25 for a description of each of the Group’s business segments.

(3)         Televisa and G.Televisa-D, S.A. de C.V. are direct subsidiaries of Grupo Telesistema, S.A. de C.V.

(4)         Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are wholly-owned subsidiaries of the Company through which it owns shares of the capital stock of UHI and maintains an investment in Warrants that are exercisable for shares of common stock of UHI. As of December 31, 2016 and 2015, Multimedia Telecom and Tieren have investments representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock and Warrants issued by UHI (see Notes 9, 10 and 19).

(5)         Innova is an indirect majority-owned subsidiary of the Company and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.

(6)         CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova. In September 2016, Factum Más Telecom, S.A. de C.V., a former direct subsidiary of the Company and the parent company of Innova Holdings and Innova was merged into CVQ. At the consolidated level, this merger had no effect. Through September 2014, CVQ. maintained an investment in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), whose disposition was completed in January 2015 (see Note 3).

(7)         Empresas Cablevisión, S.A.B. de C.V. is a direct majority-owned subsidiary of CVQ. As of December 31, 2014, Empresas Cablevisión, S.A.B. de C.V. was directly owned by Editora Factum, S.A. de C.V., a direct subsidiary of the Company that was merged into CVQ in May 2015. At the consolidated level, the merger had no effect.

(8)         The Cablemás subsidiaries are directly and indirectly owned by CVQ. As of December 31, 2014, some Cablemás subsidiaries were directly owned by the Company, and some other were directly owned by Consorcio Nekeas, S.A. de C.V. (“Nekeas”), a former wholly-owned direct subsidiary of the Company. In January 2015, Nekeas was merged into TTelecom H, S.A.P.I. de C.V. (“TTelecom”), a former direct subsidiary of the Company, and in July 2015, TTelecom was merged into CVQ. The Cablemás subsidiaries directly owned by the Company were acquired by a direct subsidiary of CVQ in the second half of 2015. In June 2016, three former subsidiaries of Grupo Cable TV, S.A. de C.V. were merged into a Cablemás subsidiary. At the consolidated level, the mergers had no effect.

(9)         Televisión Internacional, S.A. de C.V. is a direct subsidiary of CVQ. Through February 2016, the Company had a 50% ownership interest in TVI, and consolidated this subsidiary because it appointed the majority of the members of the Board of Directors of TVI. In March 2016, the Company acquired the remaining 50% non-controlling interest in TVI (see Note 3).

(10)  Cablestar, S.A. de C.V. is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

(11)  Grupo Cable TV, S.A. de C.V. was an indirect subsidiary of CVQ and was acquired by the Group in 2014 (see Note 3). In June 2016, three former subsidiaries of Grupo Cable TV, S.A. de C.V. were merged into a Cablemás subsidiary. In the fourth quarter of 2016, Grupo Cable TV, S.A. de C.V. merged into Arretis, S.A.P.I. de C.V., a direct subsidiary of CVQ. At the consolidated level, the mergers had no effect.

(12)  The Telecable subsidiaries are directly owned by CVQ as a result of the merger of TTelecom into CVQ in July 2015. TTelecom was a wholly-owned subsidiary of the Company through which the Company acquired Telecable in January 2015 (see Note 3).

(13)  Radiópolis is a direct subsidiary of the Company. The Company controls Radiópolis as it has the right to appoint the majority of the members of the Board of Directors of Radiópolis.

(14)  Villacezán is an indirect subsidiary of Grupo Telesistema, S.A. de C.V.. Certain subsidiaries of the Company in the Other Businesses segment, owned by Nekeas as of December 31, 2014, were acquired by Villacezán in the third quarter of 2015, following the mergers described above of Nekeas into TTelecom and TTelecom into CVQ.

The Group’s Content, Sky and Cable segments, as well as the Group’s Radio business, which is reported in the Other Businesses segment, require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (Instituto Federal de Telecomunicaciones or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).

Renewal of concessions for the Content segment (Broadcasting) and the Radio business require, among others: (i) to request such renewal to IFT within the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. Renewal of concessions for the Sky and Cable segments require, among others: (i) to request its renewal to IFT in the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to the fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

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

At December 31, 2016, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Content (broadcasting concessions)	In 2021
Sky	Various from 2018 to 2027
Cable	Various from 2018 to 2046
Other Businesses:
Radio (1)	Various from 2018 to 2036
Gaming	In 2030

(1)         Concessions for six Radio stations in the cities of San Luis Potosí, Guadalajara and Monterrey expired in 2015 and 2016. Renewal applications for these concessions were timely filed, but are still pending as certain related matters of the applicable regulations are being reviewed by the IFT. The Group’s management expects that concessions for these stations will be renewed or granted by the IFT without affecting the continuance of these Radio operations. Concessions for nine Radio stations in the cities of Mexico City, Guadalajara and Veracruz expired in 2016, and were renewed by the IFT that year. The cost paid by the Group for renewal of these concessions amounted to an aggregate of Ps.111,636, which was recognized in consolidated other intangible assets, and will be amortized in a period of 20 years by using the straight-line method (see Note 12).

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

The Group’s investments in associates include an equity interest in UHI represented by 10% of the outstanding total shares of UHI as of December 31, 2016 and 2015 (see Notes 3, 9 and 10).

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

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

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

Translation of Foreign Operations

The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and (c) all resulting translation differences are recognized in other comprehensive income or loss.

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

The Group has designated as an effective hedge of foreign exchange exposure, a portion of the outstanding principal amount of its U.S. dollar denominated long-term debt in connection with its net investment in shares of common stock of UHI, which amounted to U.S.$350.7 million (Ps.7,236,587) and U.S.$330.5 million (Ps.5,685,748) as of December 31, 2016 and 2015, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

The Group has designated a portion of its U.S. dollar denominated long-term debt as a fair value hedge of foreign exchange exposure related to its investment in UHI Warrants and the initial investment in Open Ended Fund. A portion of the outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line “Long-term debt, net of current portion” of the consolidated statement of financial position) is hedging its investment in Warrants exercisable for common stock of UHI and the initial investment in Open Ended Fund (hedged items), which amounted to Ps.38,298,606 (U.S.$1,855.9 million) and Ps.3,817,586 (U.S.$180.0 million) and Ps.35,042,577 (U.S.$2,035.5 million) and Ps.3,184,960 (U.S.$180.0 million) as of December 31, 2016 and 2015, respectively. The other changes in fair value of the Warrants are recognized in other comprehensive income or loss. Consequently, any foreign currency gain or loss attributable to these designated hedged warrants is recognized within foreign exchange gain or loss in the consolidated statement of income, along with the recognition in the same line item of any foreign exchange gain or loss of the designated hedging instrument long-term debt (see Notes 9, 13 and 17).

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

As of December 31, 2016 and 2015, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 0.36% for U.S. dollar deposits and 4.06% for Mexican peso deposits in 2016, and approximately 0.15% for U.S. dollar deposits and 3.09% for Mexican peso deposits in 2015.

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

Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated useful lives
Buildings	20-65 years
Building improvements	5-20 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	3-15 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

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

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2016 and 2015.

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

Current portion of long-term debt and interest payable are presented as a single line item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2016 and 2015.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(o)                                 Customer Deposits and Advances

Customer deposit and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group’s platforms based on rates established by the Group. Such rates vary depending on when the advertisement is made, including the season, hour, day and type of programming.

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

(v)                                  Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of  other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2016, 2015 and 2014, certain derivative financial instruments qualified for hedge accounting (see Note 14).

(w)                               Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(x)                                 Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan. The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and is recognized as a charge to consolidated income (administrative expense) over the vesting period (see Note 16). The Group recognized a share-based compensation expense of Ps.1,410,492, Ps.1,199,489 and Ps.844,788 for the years ended December 31, 2016, 2015 and 2014, respectively, of which Ps.1,392,534, Ps.1,184,524 and Ps.821,626 was credited in consolidated stockholders’ equity for those years, respectively.

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

(z)                                   New and Amended IFRSs

Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2017. Management is in the process of assessing the potential impact of these pronouncements on the

Group’s consolidated financial statements. Some amendments and improvements to certain IFRSs became effective on January 1, 2016, and they did not have any significant impact on the Group’s consolidated financial statements.

New or Amended Standard	Title of the Standard	Effective for Annual Periods Beginning On or After
Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
Amendments to IAS 7 (1)	Disclosure Initiative	January 1, 2017
Amendments to IAS 12 (1)	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
Annual Improvements (1)	Annual Improvements 2014-2016 Cycle	January 1, 2017
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IAS 40 (2)	Transfers of Investment Property	January 1, 2018
IFRIC 22 (1)	Foreign Currency Transactions and Advance Consideration	January 1, 2018
Amendments to IFRS 2 (1)	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IFRS 4 (2)	Financial Instruments with IFRS 4 Insurance Contracts	No earlier than 2020

(1)         This new or amended standard is not expected to have any significant impact on the Group’s consolidated financial statements.

(2)         This new or amended standard is not expected to be applicable to the Group’s consolidated financial statements.

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

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued in May 2014. IFRS 15 provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 is effective on January 1, 2018, with early adoption permitted. When IFRS 15 is adopted, it can be applied either on a fully retrospective basis, requiring the restatement of the comparative periods presented in the consolidated financial statements, or with the cumulative retrospective impact of IFRS 15 applied as an adjustment to equity on the date of adoption; when the latter approach is applied it is necessary to disclose the impact of IFRS 15 on each line item in the consolidated financial statements in the reporting period. The Group is expected to be impacted to some extent by the significant increase in required disclosures. The Company’s management is currently in the process of assessing the changes that are beyond disclosures, and the effect of the adoption of this standard regarding technology systems, processes, and internal controls to capture new data and address changes in financial reporting. The Group has initially reviewed a majority of its revenue arrangements and expects its review to be completed in the third quarter of 2017.

Amendments to IFRS 15 Clarifications to IFRS 15 Revenue from Contracts with Customers were issued in April 2016. These amendments clarify how to: (i) identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract; (ii) determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided); and (iii) determine whether the revenue from granting a license should be recognized at a point in time or over time. In addition to the clarifications, these amendments include two additional reliefs to reduce cost and complexity for a company when it first applies IFRS 15. The amendments have the same effective date as IFRS 15.

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

Annual Improvements to IFRSs 2014-2016 Cycle were published in December 2016 and set out amendments to certain IFRSs. These amendments result from proposals made during the IASB’s Annual Improvements process, which provides a vehicle for making non-urgent but necessary amendments to IFRSs. The IFRSs amended and the topics addressed by these amendments are as follows:

Annual Improvements 2014-2016 Cycle	Subject of Amendment
IFRS 12 Disclosure of Interests in Other Entities	Clarification of the scope of the Standard.
IFRS 1 First-time Adoption of International Financial Reporting Standards	Deletion of short-term exemptions for first-time adopters.
IAS 28 Investments in Associates and Joint Ventures	Measuring an associate or joint venture at fair value.

Amendments to IAS 40 Investment Property were issued in December 2016 and clarify the requirements on transfers to, or from, investment property.

IFRIC 22 Foreign Currency Transactions and Advance Consideration was issued in December 2016 and addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency.

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions were issued in June 2016 and clarify how to account for certain types of share-based payment transactions.

IFRS 16 Leases (“IFRS 16”) was issued in January 2016 and replaces IAS 17 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The major change introduced by IFRS 16 is that leases will be brought onto the companies’ statements of financial position, increasing the visibility of their assets and liabilities. IFRS 16 removes the classification of leases as either operating leases or finance leases for the lessee, treating all long-term leases as finance leases. Short-term leases (less than 12 months) and leases of low-value assets are exempt from the requirements. Early application of IFRS 16 is permitted as long as the IFRS 15 Revenue from Contracts with Customers is also applied. The Company’s management is currently evaluating the impact IFRS 16 will have on its consolidated financial statements and disclosures. While the Group is not yet in a position to assess the full impact of the application of the new standard, the Group expects that the impact of recording the lease liabilities and the corresponding right-to-use assets will increase its consolidated total assets and liabilities primarily in connection with its non-cancellable lease commitments and payment commitments for the use of satellite transponders (see Note 26), with a minimal effect on its consolidated equity.

Amendments to IFRS 4 Financial Instruments with IFRS 4 Insurance Contracts were issued in September 2016 and address concerns arising from implementing the new financial instruments Standard, IFRS 9, before implementing the replacement Standard that the Board is developing for IFRS 4. These concerns include temporary volatility in reported results.

3.                                      Acquisitions, Investments and Dispositions

In August 2014, the Group acquired, pursuant to applicable regulations, all of the equity interest of Cablecom through the conversion of the debt instruments issued by Tenedora Ares, S.A.P.I. de C.V. (“Ares”) in the amount of Ps.7,297,292, including accrued interest at the acquisition date, and an additional consideration of Ps.8,550,369, comprised of (i) the capitalization of an outstanding long-term debt issued by Ares in the amount of U.S.$200.2 million (Ps.2,642,367), including accrued interest at the acquisition date; and (ii) cash in the amount of Ps.5,908,002. The total fair value consideration for this acquisition amounted to Ps.15,847,661, and the Group recognized goodwill, other intangible assets and related deferred income tax liability based on a final purchase price allocation at the acquisition date. The Group began to consolidate the net assets of Cablecom in its consolidated statement of financial position as of August 31, 2014, and therefore, the Group’s consolidated statement of income for the year ended December 31, 2014, included results of operations of Cablecom for the four months ended on that date. Through the acquisition of Cablecom, the Group increased its presence in the telecommunications Mexican market, not only by maintaining customers of Cablecom at the date of the acquisition, but also by increasing the number of users of Cablecom services in connection with new market strategies (see Note 25). The following table summarizes the allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date. The excess of the purchase price over those fair values and the related deferred income tax liability was allocated to goodwill in the Cable segment.

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

In September 2014, the Group’s partner in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), a telecommunications services company primarily engaged in providing mobile services throughout Mexico, agreed to purchase the Group’s 50% equity participation in this telecom business at a cash price of U.S.$717 million (Ps.9,461,532). As a result of this transaction, which was subject to customary closing conditions and required regulatory approvals, the Group discontinued recognizing its share of income or loss of GSF, and recognized a non-cash loss of Ps.4,168,468 in consolidated other expense and an account receivable for the agreed sale amount. As of December 31, 2014, the related account receivable amounted to U.S.$717 million (Ps.10,583,852). In December 2014, the required regulatory approvals for this transaction were obtained. In January 2015, the Group received proceeds in the aggregate amount of U.S.$717 million (Ps.10,632,393) in connection with the disposal in 2014 of its investment in GSF, of which U.S.$697 million (Ps.10,335,813) were in cash and U.S.$20 million (Ps.296,580) were held in escrow for certain contingent litigation costs. As of December 31, 2015, the amount held in escrow was U.S.$11.9 million (Ps.204,954), and this amount was released and used during 2016 (see Note 21).

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

	January 1, 2015
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

In July 2015, the Company acquired additional shares of Imagina Media Audiovisual, S.L. (together with its subsidiaries, “Imagina”) in the aggregate cash amount of €19.2 million (Ps.341,710) in connection with a reorganization of stockholders of this investee by which the Company increased its equity stake in Imagina from 14.5% to 19.9% (see Note 10).

In March 2016, the Group announced the acquisition of the remaining 50% equity interest of TVI in the aggregate fair value amount of Ps.6,750,000, including a cash payment of Ps.2,000,000 and the assumption of long-term liabilities in the aggregate amount of Ps.4,750,000 (undiscounted amount of Ps.5,106,250) with maturities between 2017 and 2020 (see Note 13). Until this transaction was completed, a non-controlling interest participated as a shareholder of CVQ, a direct subsidiary of the Company. In August 2016, the Company completed this transaction by acquiring the non-controlling interest in CVQ. This transaction complied with the guidelines and timetable established by the authorization by the IFT. With the ownership of the 100% of the equity interest of TVI, the Group is better positioned to exploit efficiencies and economies of scale among all its cable operations throughout Mexico and continue to expand upon its offerings of video, voice and data services. The effect of this transaction in the equity attributable to stockholders of the Company as of December 31, 2016, was as follows:

	Acquisition of a Non-controlling Interest
Carrying value of the non-controlling interest in TVI	Ps.	768,703
Consideration for the acquisition of a non-controlling interest in TVI	(6,750,000)
Decrease in retained earnings attributable to stockholders of the Company (1)	Ps.	(5,981,297)

In the fourth quarter of 2016, TVI acquired through cash transactions a remaining 50% equity interest of Cable Sistema de Victoria, S.A. de C.V. (“CSV”), an indirect subsidiary of TVI, for an amount of Ps.379,424. The effect of this transaction in the equity attributable to stockholders of the Company as of December 31, 2016, was as follows:

	Acquisition of a Non-controlling Interest
Carrying value of the non-controlling interest in CSV	Ps.	35,724
Consideration for the acquisition of a non-controlling interest in CSV	(379,424)
Decrease in retained earnings attributable to stockholders of the Company (1)	Ps.	(343,700)

(1)         Changes in ownership interest are treated as equity transactions, if control is maintained. Any difference between the amount by which the non-controlling interest is adjusted and the fair value of the consideration paid or received is recognized in equity attributed to stockholders of the Company.

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

Foreign currency exchange risk is monitored by assessing the net monetary liability position in U.S. dollars and the forecasted cash flow needs for anticipated U.S. dollar investments and servicing the Group’s U.S. dollar-denominated debt.

Management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, entities in the Group use forward contracts. In compliance with the procedures and controls established by the Risk Management Committee, in 2016 and 2015, the Group entered into certain derivative transactions with certain financial institutions in order to manage its exposure to market risks resulting from changes in interest rates and foreign currency exchange rates. The objective in managing foreign currency fluctuations is to reduce earnings and cash flow volatility.

Foreign Currency Position

The foreign currency position of monetary items of the Group at December 31, 2016, was as follows:

	Foreign Currency Amounts (Thousands)	Year-End Exchange Rate		Mexican Pesos
Assets:
U.S. dollars	1,947,999	Ps.	20.6356	Ps.	40,198,128
Euros	16,739	21.7260		363,672
Argentinean pesos	193,558	1.2986		251,354
Chilean pesos	3,226,447	0.0309		99,697
Colombian pesos	13,722,537	0.0068		93,313
Other currencies	—	—		96,381
Liabilities:
U.S. dollars (1)	5,129,395	Ps.	20.6356	Ps.	105,848,143
Euros	8,228	21.7260		178,762
Argentinean pesos	164,674	1.2986		213,846
Chilean pesos	1,441,423	0.0309		44,540
Colombian pesos	11,757,686	0.0068		79,952
Other currencies	—	—		208,345

The foreign currency position of monetary items of the Group at December 31, 2015, was as follows:

	Foreign Currency Amounts (Thousands)	Year-End Exchange Rate		Mexican Pesos
Assets:
U.S. dollars	2,461,885	Ps.	17.2160	Ps.	42,383,812
Euros	21,027	18.7258		393,747
Argentinean pesos	245,087	1.3259		324,961
Chilean pesos	3,619,630	0.0243		87,957
Colombian pesos	14,734,815	0.0054		79,568

	Foreign Currency Amounts (Thousands)	Year-End Exchange Rate		Mexican Pesos
Other currencies	—	—		122,270
Liabilities:
U.S. dollars (1)	4,966,594	Ps.	17.2160	Ps.	85,504,882
Euros	1,331	18.7258		24,924
Argentinean pesos	171,019	1.3259		226,754
Chilean pesos	1,388,950	0.0243		33,751
Colombian pesos	14,683,704	0.0054		79,292
Other currencies	—	—		150,867

(1)         As of December 31, 2016 and 2015, monetary liabilities include U.S.$2,386,633 thousands (Ps.49,249,604) and U.S.$2,545,955 thousands (Ps.43,831,161), respectively, related to long-term debt designated as hedging instrument of the Group’s investment in UHI.

As of April 4, 2017, the exchange rate was Ps.18.8250 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A.

The Group is subject to the risk of foreign currency exchange rate fluctuations, resulting primarily from the net monetary position in U.S. dollars and U.S. dollar equivalent amounts of the Group’s Mexican operations, as follows (in millions of U.S. dollars):

	December 31,
	2016		2015
U.S. dollar-denominated and U.S. dollar-equivalent monetary assets, primarily cash and cash equivalents, held-to-maturity and available-for-sale non-current investments (1)	U.S.$	1,899.1	U.S.$	2,426.3
U.S. dollar-denominated and U.S. dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, finance lease obligations, and other liabilities (2) (3)	(5,087.6)		(4,922.5)
Net liability position	U.S.$	(3,188.5)	U.S.$	(2,496.2)

(1)         As of December 31, 2016 and 2015, this line includes U.S. dollar equivalent amounts of U.S.$16.4 million and U.S.$15.5 million, respectively, related to other foreign currencies, primarily Euros.

(2)         As of December 31, 2016 and 2015, this line includes U.S. dollar equivalent amounts of U.S.$7.7 million and U.S.$3.8 million, respectively, related to other foreign currencies, primarily Euros.

(3)         As of December 31, 2016 and 2015, monetary liabilities include U.S.$2,386.6 million (Ps.49,249,604) and U.S.$2,546.0 million (Ps.43,831,161), respectively, related to long-term debt designated as a hedging instrument of the Group’s investments in UHI and the initial investment in Open Ended Fund (see Note 13).

At December 31, 2016, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.1,654,620. At December 31, 2015, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.85,589.

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

Based on various scenarios, the Group manages its cash flow interest rate risk by using cross-currency interest rate swaps, exchange rate agreements and floating-to-fixed interest rate swaps. Cross-currency interest rate swap agreements allow the Group to hedge against Mexican peso depreciation on the interest payments for medium-term periods. Interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates.

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect the Group’s financial instruments at December 31, 2016 and 2015. These analyses address market risk only and do not take into consideration other risks that the Group faces in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect management view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, the Group has made assumptions of a hypothetical change in fair value of 10% for expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Mexican peso to U.S. dollar exchange rate. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that the Group will incur.

December 31, 2016	Carrying Value (3)	Fair Value (4)	Increase (Decrease) of Fair Value Over Carrying Value	Increase (Decrease) of Fair Value Over Carrying Value Assuming a Hypothetical 10% Increase in Fair Value
Assets:
Temporary investments (1)	Ps.	5,498,219	Ps.	5,498,219	Ps.	—	Ps.	—
Warrants issued by UHI	38,298,606	38,298,606	—	3,829,861
Long-term loan and interest receivable from GTAC	881,740	889,054	7,314	96,219
Held-to-maturity investments	335,833	334,807	(1,026)	32,455
Available-for-sale investments	6,456,392	6,456,392	—	645,639
Derivative financial instruments (2)	647,770	647,770	—	—
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2018	10,317,800	10,858,040	540,240	1,626,044
Senior Notes due 2025	12,381,360	14,151,151	1,769,791	3,184,906
Senior Notes due 2026	6,190,680	6,229,991	39,311	662,310
Senior Notes due 2032	6,190,680	7,566,868	1,376,188	2,132,875
Senior Notes due 2040	12,381,360	13,039,801	658,441	1,962,421
Senior Notes due 2045	20,635,600	17,713,393	(2,922,207)	(1,150,868)
Senior Notes due 2046	18,572,040	18,580,026	7,986	1,865,989
Peso-denominated debt:
Notes due 2020	10,000,000	9,791,680	(208,320)	770,848
Notes due 2021	6,000,000	5,953,980	(46,020)	549,378
Notes due 2022	5,000,000	4,942,230	(57,770)	436,453
Senior Notes due 2037	4,500,000	4,031,550	(468,450)	(65,295)
Senior Notes due 2043	6,500,000	4,712,500	(1,787,500)	(1,316,250)
Notes payable to Mexican banks	9,618,686	9,331,330	(287,356)	645,777
Finance lease obligations	6,391,826	5,763,903	(627,923)	(51,533)
Other notes payable	4,853,025	4,143,984	(709,041)	(294,643)
Derivative financial instruments (2)	5,508	5,508	—	—

December 31, 2015	Carrying Value (3)		Fair Value (4)		Increase (Decrease) of Fair Value Over Carrying Value		Increase (Decrease) of Fair Value Over Carrying Value Assuming a Hypothetical 10% Increase in Fair Value
Assets:
Temporary investments (1)	Ps.	5,330,448	Ps.	5,330,448	Ps.	—	Ps.	—
Warrants issued by UHI	35,042,577		35,042,577		—		3,504,258
Long-term loan and interest receivable from GTAC	684,259		687,506		3,247		71,998
Held-to-maturity investments	134,034		133,824		(210)		13,172
Available-for-sale investments	5,873,243		5,873,243		—		587,324

December 31, 2015	Carrying Value (3)	Fair Value (4)	Increase (Decrease) of Fair Value Over Carrying Value	Increase (Decrease) of Fair Value Over Carrying Value Assuming a Hypothetical 10% Increase in Fair Value
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2018	8,608,000	9,287,343	679,343	1,608,078
Senior Notes due 2025	10,329,600	11,773,265	1,443,665	2,620,991
Senior Notes due 2026	5,164,800	5,177,609	12,809	530,570
Senior Notes due 2032	5,164,800	6,268,621	1,103,821	1,730,683
Senior Notes due 2040	10,329,600	10,861,368	531,768	1,617,905
Senior Notes due 2045	17,216,000	14,860,851	(2,355,149)	(869,064)
Senior Notes due 2046	15,494,400	15,472,398	(22,002)	1,525,238
Peso-denominated debt:
Notes due 2020	10,000,000	10,437,500	437,500	1,481,250
Notes due 2021	6,000,000	5,996,640	(3,360)	596,304
Notes due 2022	5,000,000	4,957,300	(42,700)	453,030
Senior Notes due 2037	4,500,000	4,355,550	(144,450)	291,105
Senior Notes due 2043	6,500,000	5,265,000	(1,235,000)	(708,500)
Notes payable to Mexican banks	7,491,287	7,561,954	70,667	826,863
Finance lease obligations	5,805,115	5,179,052	(626,063)	(108,158)
Derivative financial instruments (2)	227,062	227,062	—	—

(1)         At December 31, 2016 and 2015, the Group´s temporary investments consisted of highly liquid securities, including without limitation debt securities and equity instruments held for trading (primarily denominated in Mexican pesos and U.S. dollars). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

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

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. Group treasury invests surplus cash in interest bearing current accounts, time deposits, money market deposits and marketable securities, choosing investments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts. At December 31, 2016 and 2015, the Group held cash and cash equivalents of Ps.47,546,083 and Ps.49,397,126, respectively, and temporary investments of Ps.5,498,219 and Ps.5,330,448, respectively, that are expected to readily generate cash inflows for managing liquidity risk (see Note 6).

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

	Less Than 12 Months January 1, 2017 to December 31, 2017		12-36 Months January 1, 2018 to December 31, 2019		36-60 Months January 1, 2020 to December 31, 2021		Maturities Subsequent to December 31, 2021		Total
At December 31, 2016
Debt (1)	Ps.	851,659	Ps.	12,239,445	Ps.	18,484,978	Ps.	96,712,124	Ps.	128,288,206
Finance lease obligations	575,576		1,145,475		1,128,587		3,542,188		6,391,826
Derivative financial instruments (interest rate swaps)	—		5,508		—		—		5,508
Other notes payable	1,202,344		2,433,493		1,217,188		—		4,853,025
Trade and other liabilities	31,260,457		5,079,927		2,859,396		1,436,127		40,635,907
Interest on debt (2)	6,610,591		15,606,658		13,876,591		96,353,123		132,446,963
Interest on finance lease obligations	454,950		768,813		622,667		804,501		2,650,931
Interest on other notes payable	127,656		119,632		5,937		—		253,225

	Less Than 12 Months January 1, 2016 to December 31, 2016		12-36 Months January 1, 2017 to December 31, 2018		36-60 Months January 1, 2019 to December 31, 2020		Maturities Subsequent to December 31, 2020		Total
At December 31, 2015
Debt (1)	Ps.	2,981,675	Ps.	10,975,074	Ps.	11,412,045	Ps.	86,429,693	Ps.	111,798,487
Finance lease obligations	511,556		945,665		996,850		3,351,044		5,805,115
Derivative financial instruments (interest rate swaps)	1,402		116,108		5,849		103,703		227,062
Trade and other liabilities	23,830,644		4,216,911		3,015,304		2,277,150		33,340,009
Interest on debt (2)	6,017,494		13,755,508		12,838,750		88,291,439		120,903,191
Interest on finance lease obligations	376,495		672,020		583,615		890,602		2,522,732

(1)         The amounts of debt are disclosed on a principal amount basis (see Note 13).

(2)         Interest to be paid in future years on outstanding debt as of December 31, 2016 and 2015, based on contractual interest rate and exchange rates as of that date.

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

Assuming a hypothetical 10% decrease in expected future revenue from the Group’s programming as of December 31, 2016, the balance of such programming would decrease in the amount of Ps.242,811 with a corresponding increase in programming amortization expense.

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

During 2016 and 2015, the Group recorded impairments for other indefinite-lived intangible assets and goodwill related to its Publishing business, which is classified into the Other Businesses segment. Other than in the Publishing business, the Company believes that additional reasonable changes in assumptions would not trigger any additional impairment charges. See Note 2 (b) and (k) for disclosure regarding concession intangible assets.

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

6.                                      Cash and Cash Equivalents and Temporary Investments

Cash and cash equivalents as of December 31, 2016 and 2015, consisted of:

	2016		2015
Cash and bank accounts	Ps.	1,550,698	Ps.	1,565,594
Short-term investments (1)	45,995,385		47,831,532
Total cash and cash equivalents	Ps.	47,546,083	Ps.	49,397,126

(1)         Highly-liquid investments with an original maturity of three months or less at the date of acquisition.

Temporary investments as of December 31, 2016 and 2015, consisted of:

	2016		2015
Short-term investments (2)	Ps.	44,816	Ps.	110,832
Other financial assets (3)	5,258,432		4,862,970
Current maturities of non-current held-to-maturity securities	194,971		356,646
Total temporary investments	Ps.	5,498,219	Ps.	5,330,448

(2)         Short-term investments with a maturity of over three months and up to one year at the date of acquisition.

(3)         Other financial assets include equity instruments held for trading (publicly traded instruments). The fair value is based on quoted market prices. In connection with these equity instruments, the Group recognized in consolidated finance income a fair value gain of Ps.395,462, Ps.503,797 and Ps.636,305 for the years ended December 31, 2016, 2015 and 2014, respectively.

7.                                      Trade Notes and Accounts Receivable, Net

Trade notes and accounts receivable as of December 31, 2016 and 2015, consisted of:

	2016		2015
Non-interest bearing notes received from customers as deposits and advances in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments	Ps.	18,716,562	Ps.	16,967,783
Trade accounts receivable	10,056,382		8,413,850
Allowance for doubtful accounts	(3,866,492)		(3,679,505)
	Ps.	24,906,452	Ps.	21,702,128

As of December 31, 2016 and 2015, the aging analysis of the trade notes and accounts receivable that were past due is as follows:

	2016		2015
1 to 90 days	Ps.	5,421,772	Ps.	4,182,936
91 to 180 days	1,303,596		1,224,896
More than 180 days	3,233,269		2,821,110

The carrying amounts of the Group’s trade notes and account receivables denominated in other than peso, currencies are as follows:

	2016		2015
U.S. dollar	Ps.	3,508,188	Ps.	2,006,250
Other currencies	325,116		462,740
At December 31	Ps.	3,833,304	Ps.	2,468,990

Movements on the Group allowance for doubtful accounts of trade notes and account receivables are as follows:

	2016		2015
At January 1	Ps.	(3,679,505)	Ps.	(3,028,444)
Impairment provision	(2,461,596)		(2,005,704)
Write—off of receivables	1,440,582		969,018
Unused amounts reversed	834,027		385,625
At December 31	Ps.	(3,866,492)	Ps.	(3,679,505)

The maximum exposure to credit risk of the trade notes and accounts receivable as of December 31, 2016 and 2015 is the carrying value of each class of receivables mentioned above.

8.                                      Transmission Rights and Programming

At December 31, 2016 and 2015, transmission rights and programming consisted of:

	2016		2015
Transmission rights	Ps.	8,309,497	Ps.	9,195,354
Programming	6,198,972		5,332,928
	14,508,469		14,528,282
Non-current portion of:
Transmission rights	4,511,791		5,775,508
Programming	3,463,505		3,363,641
	7,975,296		9,139,149
Current portion of transmission rights and programming	Ps.	6,533,173	Ps.	5,389,133

Amortization of transmission rights and programming charged to consolidated cost of sales for the years ended December 31, 2016, 2015 and 2014 amounted to Ps.14,591,858, Ps.13,216,319 and Ps.12,898,031, respectively (see Note 20).

9.                                      Investments in Financial Instruments

At December 31, 2016 and 2015, the Group had the following investments in financial instruments:

	2016		2015
Available-for-sale financial assets:
Warrants issued by UHI (1)	Ps.	38,298,606	Ps.	35,042,577
Available-for-sale investments (2)	6,456,392		5,873,243
	44,754,998		40,915,820
Held-to-maturity investments (3)	335,833		134,034
Other	45,920		31,620
	Ps.	45,136,751	Ps.	41,081,474

(1)         Through July 2015, the Group held an investment in Convertible Debentures due 2025 issued by UHI in the principal amount of U.S.$1,125 million (Ps.17,634,375), with an annual interest rate of 1.5% receivable on a quarterly basis, which were convertible at the Company’s option into additional shares equivalent to approximately 30% equity stake of UHI, subject to existing laws and regulations in the United States, and other conditions. These Convertible Debentures were classified as available-for-sale financial assets with changes in fair value recognized in other comprehensive income or loss in consolidated equity. The Group’s option of converting these debentures into an equity stake of UHI was accounted for as an embedded derivative with changes in fair value recognized in consolidated income (see Notes 14 and 19). In July 2015, the Group exchanged its investment in these Convertible Debentures for an investment in Warrants that are exercisable for UHI’s common stock, which were subject to the U.S. Federal Communications Commission (“FCC”)’s restrictions on foreign ownership, in whole or in part, at an exercise price of U.S.$0.01 per Warrant share, considering that the original value of U.S.$1,125 million invested by the Group in Convertible Debentures is part of the Group’s investment in Warrants. The Warrants shall expire and no longer be exercisable after the tenth anniversary of the date of issuance (the “Expiration Date”); provided, however, the Expiration Date shall automatically be extended for nine successive ten-year periods unless the Group provides written notice to UHI of its election not to so extend the Expiration Date. The Warrants do not bear interest. The fair value of these Warrants at the date of exchange was U.S.$1,951 million (Ps.30,582,427). The Group reclassified Ps.4,718,175 from accumulated other comprehensive income in consolidated equity to other finance income in the consolidated statement of income for the year ended December 31, 2015, as a result of derecognizing the Convertible Debentures. In July 2015, the Group exercised a portion of these Warrants in the amount of U.S.$107.4 million (Ps.1,695,524) to increase its equity stake in UHI from 7.8% to 10%. These Warrants are classified as available-for-sale financial assets with changes in fair value recognized in accumulated other comprehensive income or loss in consolidated equity. Changes in fair value recognized in other comprehensive income will be reclassified to the statement of income within other finance income, net, in the period the Warrants are exercised, in whole or in part (see Notes 3, 10 and 14). In January 2017, in a Declaratory Ruling, the FCC approved an increase in the authorized aggregate foreign ownership of UHI’s issued and outstanding shares of common stock from 25% to 49%, and authorized the Group to hold up to 40% of the voting interest and 49% of the equity interest of UHI.

(2)         The Group has an investment in an open ended fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments and transactions in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets and subtracting all of the fund liabilities and dividing the result by the total number of issued shares (see Note 2 (i)).

(3)         Held-to-maturity investments represent corporate fixed income securities with long-term maturities. These investments are stated at amortized cost. Maturities of these investments subsequent to December 31, 2016, are as follows: Ps.284,884 in 2018, Ps.20,272 in 2019 and Ps.30,677 thereafter. Held-to-maturity financial assets as of December 31, 2016 and 2015 are denominated primarily in Mexican pesos.

A roll forward of available-for-sale financial assets for the years ended December 31, 2016 and 2015 is presented as follows:

	Warrants Issued by UHI		Available-for- sale Investments		Total
At January 1, 2016	Ps.	35,042,577	Ps.	5,873,243	Ps.	40,915,820
Change in fair value in other comprehensive income (1)	3,256,029		583,149		3,839,178
At December 31, 2016	Ps.	38,298,606	Ps.	6,456,392	Ps.	44,754,998

	Convertible Debentures Issued by UHI		Warrants Issued by UHI		Imagina		Available-for- sale Investments		Total
At January 1, 2015	Ps.	27,869,335	Ps.	—	Ps.	836,037	Ps.	5,511,768	Ps.	34,217,140
Change in fair value in other comprehensive income (1)	319,307		6,155,675		405,132		361,475		7,241,589
Change in fair value in other finance income	409,196		956,676		—		—		1,365,872
Additional investment	—		—		341,710		—		341,710
Exchange of Convertible Debentures	(29,625,750)		29,625,750		—		—		—
Reclassification to investment in associate	—		—		(1,568,401)		—		(1,568,401)
Partial exercise of Warrants	—		(1,695,524)		—		—		(1,695,524)
Foreign exchange gain	1,027,912		—		(14,478)		—		1,013,434
At December 31, 2015	Ps.	—	Ps.	35,042,577	Ps.	—	Ps.	5,873,243	Ps.	40,915,820

(1)         The foreign exchange gain derived from the hedged Warrants issued by UHI and the initial investment in Open Ended Fund was recognized as a hedge of foreign exchange loss in the consolidated statement of income in the amount of Ps.6,891,428 and Ps.615,528 and Ps.2,852,493 and Ps.441,846 for the years ended December 31, 2016 and 2015, respectively (see Notes 13 and 22).

The maximum exposure to credit risk of the investments in financial instruments as of December 31, 2016 and 2015 is the carrying value of the financial assets mentioned above.

10.                               Investments in Associates and Joint Ventures

At December 31, 2016 and 2015, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of December 31, 2016	2016		2015
Associates:
UHI (1)	10.0%	Ps.	7,236,587	Ps.	5,685,748
Imagina (2)	19.9%	2,962,102		1,921,590
Ocesa Entretenimiento, S.A. de C.V. and subsidiaries (collectively, “OCEN”) (3)	40.0%	998,117		938,995
Other		100,060		83,220
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”) (4)	33.3%	728,504		574,480
The Second Screen Company Latam, S.L. (“The Second Screen”)	50.0%	57,662		—
Televisa CJ Grand, S.A. de C.V. (“Televisa CJ Grand”)	50.0%	9,222		67,868
		Ps.	12,092,254	Ps.	9,271,901

(1)         The Group accounts for its investment in common stock of UHI, the parent company of Univision, under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS, over UHI’s operations. The Group has the ability to exercise significant influence over the operating and financial policies of UHI because the Group (i) as of December 31, 2016 and 2015, owned 1,110,382 Class C shares of common stock of UHI, representing approximately 10% of the outstanding total shares of UHI as of each of those dates; (ii) as of December 31, 2016 and 2015, held Warrants exercisable for common stock of UHI equivalent to approximately 26% equity stake of UHI on a fully-diluted, as-converted basis, subject to certain conditions, laws and regulations;  (iii) as of December 31, 2016 and 2015, had three officers and one director of the Company designated as members of the Board of Directors of UHI, which was composed of 18 directors of 22 available board seats; and (iv) was party to a PLA, as amended, with Univision, an indirect wholly-owned subsidiary of UHI, pursuant to which Univision has the right to broadcast certain Televisa content in the United States (“Program License Agreement”), and to another program license agreement pursuant to which the Group has the right to broadcast certain Univision’s content in Mexico (“Mexican License Agreement”), in each case through the later of 2025 (2030 upon consummation of a qualified public equity offering of UHI) or 90 months after the Group has sold two-thirds of its initial investment in UHI made in December 2010 (see Notes 3, 9, 14, 19 and 22).

(2)         Through June 2015, the Company’s investment in common stock of Imagina was accounted for as an available-for-sale equity financial asset with changes in fair value recognized in consolidated other comprehensive income or loss. In July 2015, the Company acquired additional shares of Imagina for the aggregate cash amount of €19.2 million (Ps.341,710) and increased its equity stake in Imagina from14.5% to 19.9%. As a result of this transaction, beginning in the third quarter of 2015, the Group (i) holds two of 10 seats on the Board of Directors of Imagina; (ii) began to account for this investment under the equity method due to its ability to exercise significant influence over the operating and financial policies of Imagina; (iii) recognized its investment in Imagina as an associate through the fair value as deemed cost at the transaction date; and (iv) reclassified a cumulative gain of Ps.544,402, related to changes in fair value of the investment in Imagina from accumulated other comprehensive income in consolidated equity to consolidated other finance income for the year ended December 31, 2015 (see Note 3).

(3)         OCEN is a majority-owned subsidiary of Corporación Interamericana de Entretenimiento, S.A.B. de C.V., and is engaged in the live entertainment business in Mexico. As of December 31, 2016 and 2015, the investment in OCEN included goodwill of Ps.359,613 (see Note 19).

(4)         GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. and a subsidiary of Megacable, S.A. de C.V. have an equal equity participation of 33.3%. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. As of December 31, 2016 and 2015, GTAC had used a principal amount of Ps.688,183 and Ps.661,183, respectively, under this credit facility. During 2016, GTAC did not pay any amount of principal nor interest to the Group in connection with this credit facility. During 2015, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate amount of Ps.99,018. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.359,890, with an annual interest of TIIE plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these supplementary loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2023 and 2026. During 2016, GTAC did not pay any amount of principal nor interest in connection with these supplementary loans. During 2015, GTAC paid principal and interest to the Group in connection with these supplementary loans in the aggregate amount of Ps.21,520. The net investment in GTAC as of December 31, 2016 and 2015, included amounts receivable in connection with this long-term credit facility and supplementary loans to GTAC in the aggregate amount of Ps.881,740 and Ps.684,259, respectively (see Note 14).

A roll forward of investments in associates and joint ventures for the years ended December 31, 2016 and 2015 is presented as follows:

	2016		2015
At January 1	Ps.	9,271,901	Ps.	5,032,447
Share of income of associates and joint ventures, net	1,139,604		35,399
Dividends from OCEN	(86,000)		—
Long-term loans granted to GTAC, net	140,871		101,881
Foreign currency translation adjustments	1,518,962		796,002
Investment in Imagina (Note 3)	—		1,568,401
Increase in equity stake of UHI (Note 3)	—		1,695,524
Investment in other associates	21,105		—
Investment in The Second Screen	54,228		—
Investment in Televisa CJ Grand	—		108,750
Other	31,583		(66,503)
At December 31	Ps.	12,092,254	Ps.	9,271,901

Combined condensed balance sheet information related to the Group’s share in associates and joint ventures as of December 31, 2016 and 2015, including adjustments made by the Group when using the equity method, such as fair value adjustments made at the time of acquisition, is set forth below:

	2016		2015
Current assets	Ps.	8,176,984	Ps.	5,706,514
Non-current assets	32,757,841		27,734,944
Total assets	40,934,825		33,441,458
Current liabilities	6,030,712		4,213,243
Non-current liabilities	24,647,420		21,680,400
Total liabilities	30,678,132		25,893,643
Total net assets	Ps.	10,256,693	Ps.	7,547,815

The Group recognized its share of comprehensive income (loss) of associates and joint ventures for the years ended December 31, 2016, 2015 and 2014, as follows:

	2016		2015		2014
Share of income of associates and joint ventures, net	Ps.	1,139,604	Ps.	35,399	Ps.	13,173
Share of other comprehensive (loss) income of associates and joint ventures:
Foreign currency translation adjustments, net	6,633		(358)		255
Other comprehensive (loss) income, net	(49,465)		20,063		25,409
	(42,832)		19,705		25,664
Share of comprehensive income of associates and joint ventures	Ps.	1,096,772	Ps.	55,104	Ps.	38,837

11.                               Property, Plant and Equipment, Net

The analysis of the changes in property, plant and equipment is as follows:

Changes	Buildings and Land		Technical Equipment		Satellite Transponders		Furniture and Fixtures		Transportation Equipment		Computer Equipment		Leasehold Improvements		Construction in Progress		Total
Cost:
January 1, 2015	Ps.	13,432,343	Ps.	79,921,698	Ps.	7,869,492	Ps.	907,006	Ps.	2,054,309	Ps.	5,962,735	Ps.	1,641,527	Ps.	7,759,966	Ps.	119,549,076
Additions	76,395		9,577,748		—		50,763		233,468		272,705		15,967		15,476,023		25,703,069
Retirements	(29,324)		(2,397,427)		—		(31,992)		(102,657)		(139,145)		(6,786)		(615,800)		(3,323,131)
Transfers and reclassifications	141,431		8,702,081		2,432,221		35,260		393,423		491,674		512,279		(12,708,369)		—
Acquisition of Telecable	88		1,619,472		—		15,120		51,121		31,440		7,516		—		1,724,757
Effect of translation	2,365		297,918		—		(9,229)		1,412		23,127		104		27,171		342,868
December 31, 2015	13,623,298		97,721,490		10,301,713		966,928		2,631,076		6,642,536		2,170,607		9,938,991		143,996,639
Additions	21,891		11,045,371		—		52,354		214,944		472,600		193,435		15,940,990		27,941,585
Retirements	(37,422)		(10,757,033)		—		(131,709)		(83,285)		(1,085,679)		(20,222)		(1,840,427)		(13,955,777)
Transfers and
reclassifications	449,458		7,205,753		—		101,588		140,415		901,561		195,869		(8,994,644)		—
Effect of translation	56,176		504,787		—		6,086		4,292		24,829		3,139		8,821		608,130
December 31, 2016	Ps.	14,113,401	Ps.	105,720,368	Ps.	10,301,713	Ps.	995,247	Ps.	2,907,442	Ps.	6,955,847	Ps.	2,542,828	Ps.	15,053,731	Ps.	158,590,577
Depreciation:
January 1, 2015	Ps.	(3,984,431)	Ps.	(44,056,739)	Ps.	(3,012,516)	Ps.	(519,101)	Ps.	(984,666)	Ps.	(4,147,858)	Ps.	(834,257)	Ps.	—	Ps.	(57,539,568)
Depreciation of the year	(247,959)		(10,039,099)		(472,869)		(86,525)		(280,799)		(804,061)		(207,428)		—		(12,138,740)
Retirements	10,542		1,834,022		—		31,024		66,739		123,216		3,330		—		2,068,873
Reclassifications	30,352		(179,837)		—		5,425		436		165,231		(21,607)		—		—
Effect of translation	(1,075)		(296,964)		—		7,527		(2,472)		(4,843)		(100)		—		(297,927)
December 31, 2015	(4,192,571)		(52,738,617)		(3,485,385)		(561,650)		(1,200,762)		(4,668,315)		(1,060,062)		—		(67,907,362)
Depreciation of the year	(290,645)		(11,958,803)		(567,455)		(84,869)		(300,168)		(917,426)		(334,783)		—		(14,454,149)
Retirements	12,281		9,630,932		—		127,736		69,011		1,083,071		13,240		—		10,936,271
Reclassifications	—		11,545		—		—		—		—		(11,545)		—		—
Effect of translation	(16,647)		(336,050)		—		(5,325)		(3,541)		(17,152)		(3,050)		—		(381,765)
December 31, 2016	Ps.	(4,487,582)	Ps.	(55,390,993)	Ps.	(4,052,840)	Ps.	(524,108)	Ps.	(1,435,460)	Ps.	(4,519,822)	Ps.	(1,396,200)	Ps.	—	Ps.	(71,807,005)
Carrying value:
At January 1, 2015	Ps.	9,447,912	Ps.	35,864,959	Ps.	4,856,976	Ps.	387,905	Ps.	1,069,643	Ps.	1,814,877	Ps.	807,270	Ps.	7,759,966	Ps.	62,009,508
At December 31, 2015	Ps.	9,430,727	Ps.	44,982,873	Ps.	6,816,328	Ps.	405,278	Ps.	1,430,314	Ps.	1,974,221	Ps.	1,110,545	Ps.	9,938,991	Ps.	76,089,277
At December 31, 2016	Ps.	9,625,819	Ps.	50,329,375	Ps.	6,248,873	Ps.	471,139	Ps.	1,471,982	Ps.	2,436,025	Ps.	1,146,628	Ps.	15,053,731	Ps.	86,783,572

Depreciation charges are presented in Note 20.

In the third quarter of 2013, Sky entered into an agreement with DirecTV for the acquisition and launch of a satellite (“SM1”), which started service in the third quarter of 2015. In 2015 and 2014, Sky made investments in connection with the acquisition and launch of the SM1 satellite in the aggregate amount of Ps.307,950 (U.S.$20.2 million) and Ps.1,201,906 (U.S.$88.8 million), respectively.

Property, plant and equipment include the following assets under finance leases as of December 31:

	2016		2015
Satellite transponders	Ps.	6,065,509	Ps.	6,065,509
Accumulated depreciation		(3,001,315)		(2,716,274)
	Ps.	3,064,194	Ps.	3,349,235

Technical equipment	Ps.	1,781,812	Ps.	1,613,024
Accumulated depreciation		(722,676)		(575,044)
	Ps.	1,059,136	Ps.	1,037,980

Property, plant and equipment include the following technical equipment leased to our subscribers in the Sky and Cable segments as of December 31:

	2016		2015
Subscriber leased set-top equipment	Ps.	24,328,849	Ps.	20,138,481
Accumulated depreciation		(13,452,535)		(10,632,773)
	Ps.	10,876,314	Ps.	9,505,708

12.                               Intangible Assets, Net

The analysis of the changes in intangible assets is as follows:

	Intangible Assets with Indefinite Useful Lives						Intangible Assets with Finite Useful Lives
Changes	Goodwill		Trademarks		Concessions		Trademarks		Licenses		Subscriber Lists		Other Intangible Assets		Total

Cost:
January 1, 2015	Ps.	9,322,773	Ps.	2,501,227	Ps.	11,345,717	Ps.	—	Ps.	4,575,490	Ps.	4,973,885	Ps.	2,290,663	Ps.	35,009,755
Additions		—		—		—		—		922,818		—		712,305		1,635,123
Retirements		—		(10,000)		—		—		(158,216)		(288)		(14,810)		(183,314)
Acquisition of Telecable		4,885,331		99,398		4,373,855		119,180		—		1,233,808		16,240		10,727,812
Impairment adjustments		(95,478)		(35,587)		—		—		—		—		—		(131,065)
Transfers and reclassifications		—		(1,772,126)		—		1,772,126		—		—		—		—
Effect of translation		—		46		—		—		26,820		—		10,023		36,889
December 31, 2015		14,112,626		782,958		15,719,572		1,891,306		5,366,912		6,207,405		3,014,421		47,095,200
Additions		—		—		—		—		2,112,768		—		676,322		2,789,090
Retirements		—		—		—		—		(1,026,954)		—		(68,138)		(1,095,092)
Impairment adjustments		—		(6,851)		—		—		—		—		—		(6,851)
Transfers and reclassifications		—		—		—		—		(761)		—		761		—
Effect of translation		—		165		—		—		52,485		(210)		46,134		98,574
December 31, 2016	Ps.	14,112,626	Ps.	776,272	Ps.	15,719,572	Ps.	1,891,306	Ps.	6,504,450	Ps.	6,207,195	Ps.	3,669,500	Ps.	48,880,921
Amortization:
January 1, 2015	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(2,576,795)	Ps.	(2,492,101)	Ps.	(1,162,445)	Ps.	(6,231,341)
Amortization of the year		—		—		—		(151,305)		(940,084)		(1,028,837)		(401,963)		(2,522,189)
Other amortization of the year (1)		—		—		—		—		(15,000)		—		(279,860)		(294,860)
Retirements		—		—		—		—		56,503		288		34,280		91,071
Effect of translation		—		—		—		—		(13,767)		—		(17,789)		(31,556)
December 31, 2015		—		—		—		(151,305)		(3,489,143)		(3,520,650)		(1,827,777)		(8,988,875)
Amortization of the year		—		—		—		(472,827)		(979,238)		(960,716)		(112,903)		(2,525,684)
Other amortization of the year (1)		—		—		—		—		—		—		(352,654)		(352,654)
Retirements		—		—		—		—		710,199		—		67,926		778,125
Effect of translation		—		—		—		—		(40,820)		—		(16,242)		(57,062)
December 31, 2016	Ps.	—	Ps.	—	Ps.	—	Ps.	(624,132)	Ps.	(3,799,002)	Ps.	(4,481,366)	Ps.	(2,241,650)	Ps.	(11,146,150)
Carrying value:
At January 1, 2015	Ps.	9,322,773	Ps.	2,501,227	Ps.	11,345,717	Ps.	—	Ps.	1,998,695	Ps.	2,481,784	Ps.	1,128,218	Ps.	28,778,414
At December 31, 2015	Ps.	14,112,626	Ps.	782,958	Ps.	15,719,572	Ps.	1,740,001	Ps.	1,877,769	Ps.	2,686,755	Ps.	1,186,644	Ps.	38,106,325
At December 31, 2016	Ps.	14,112,626	Ps.	776,272	Ps.	15,719,572	Ps.	1,267,174	Ps.	2,705,448	Ps.	1,725,829	Ps.	1,427,850	Ps.	37,734,771

(1)             Other amortization of the year relates primarily to amortization of soccer player rights, which is included in consolidated cost of sales.

All of the amortization charges are presented in Note 20.

The changes in the net carrying amount of goodwill, indefinite-lived trademarks and concessions for the year ended December 31, 2016 and 2015, were as follows:

	Balance as of January 1, 2016		Acquisitions		Retirements		Foreign Currency Translation Adjustments		Impairment Adjustments		Transfers		Balance as of December 31, 2016
Goodwill:
Content	Ps.	241,973	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	241,973
Cable		13,793,684		—		—		—		—		—		13,793,684
Other Businesses		76,969		—		—		—		—		—		76,969
	Ps.	14,112,626	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	14,112,626
Indefinite-lived trademarks (see Note 3):
Cable	Ps.	368,603	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	368,603
Other Businesses		414,355		—		—		165		(6,851)		—		407,669
	Ps.	782,958	Ps.	—	Ps.	—	Ps.	165	Ps.	(6,851)	Ps.	—	Ps.	776,272
Concessions (see Note 3):
Content	Ps.	553,505	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	553,505
Cable		15,070,025		—		—		—		—		—		15,070,025
Sky		96,042		—		—		—		—		—		96,042
	Ps.	15,719,572	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,719,572

	Balance as of January 1, 2015		Acquisitions		Retirements		Foreign Currency Translation Adjustments		Impairment Adjustments		Transfers		Balance as of December 31, 2015
Goodwill:
Content	Ps.	241,973	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	241,973
Cable		8,908,353		4,885,331		—		—		—		—		13,793,684
Other Businesses		172,447		—		—		—		(95,478)		—		76,969
	Ps.	9,322,773	Ps.	4,885,331	Ps.	—	Ps.	—	Ps.	(95,478)	Ps.	—	Ps.	14,112,626
Indefinite-lived trademarks (see Note 3):
Cable	Ps.	2,041,331	Ps.	99,398	Ps.	—	Ps.	—	Ps.	—	Ps.	(1,772,126)	Ps.	368,603
Other Businesses		459,896		—		(10,000)		46		(35,587)		—		414,355
	Ps.	2,501,227	Ps.	99,398	Ps.	(10,000)	Ps.	46	Ps.	(35,587)	Ps.	(1,772,126)	Ps.	782,958
Concessions (see Note 3):
Content	Ps.	553,505	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	553,505
Cable		10,696,170		4,373,855		—		—		—		—		15,070,025
Sky		96,042		—		—		—		—		—		96,042
	Ps.	11,345,717	Ps.	4,373,855	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,719,572

During the fourth quarter of 2016 and 2015, the Group monitored the market associated with its Publishing business, which is classified into the Other Businesses segment, which has experienced a general slow-down in Latin America. Accordingly, the Group reduced its cash flow expectations for some of its foreign operations. As a result, the Group compared the fair value of the intangible assets in the reporting units with the related carrying value and recorded an aggregate pre-tax impairment charge of Ps.6,851 (trademarks) and Ps.131,065 (goodwill and trademarks), respectively, in other expense, net, in the consolidated statements of income for the years ended December 31, 2016 and 2015.

The key assumptions used for fair value calculations of goodwill and intangible assets in 2016 were as follows (see Note 14):

	Other Businesses		Cable
	Minimum	Maximum	Minimum	Maximum
Long-term growth rate	3.20%	4.70%	2.90%	2.90%
Discount rate	12.70%	17.30%	9.60%	11.60%

The key assumptions used for fair value calculations of goodwill and intangible assets in 2015 were as follows (see Note 14):

	Other Businesses		Cable
	Minimum	Maximum	Minimum	Maximum
Long-term growth rate	3.20%	4.70%	3.50%	3.80%
Discount rate	12.70%	17.30%	11.50%	12.40%

As described in Note 2 (k), beginning in the third quarter of 2015, the Company’s management estimated the remaining useful life of four years for acquired trademarks in specific locations of Mexico in connection with the migration to an internally developed trademark in the Group’s Cable segment. Amortization of trademarks with a finite useful life amounted to Ps.472,827 and Ps.151,305 for the years ended December 31, 2016 and 2015, respectively. Assuming a useful life of four years, amortization of these trademarks in future years are estimated in the following amounts:

	Year ended December 31,
2017	Ps.	472,827
2018		472,827
2019		321,520

13.                               Debt, Finance Lease Obligations and Other Notes Payable

Debt, finance lease obligations and other notes payable outstanding as of December 31, 2016 and 2015, were as follows:

	2016								Effective Interest	2015
	Principal		Interest Payable		Finance Costs		Total		Rate	Total
U.S. dollar debt:
6% Senior Notes due 2018 (1)	Ps.	10,317,800	Ps.	72,225	Ps.	(9,511)	Ps.	10,380,514	6.41%	Ps.	8,652,032
6.625% Senior Notes due 2025 (1)	12,381,360		232,408		(316,053)		12,297,715		7.10%	10,169,133
4.625% Senior Notes due 2026 (1)	6,190,680		119,300		(44,295)		6,265,685		5.025%	5,077,309
8.50% Senior Notes due 2032 (1)	6,190,680		160,786		(26,935)		6,324,531		9.01%	5,270,241
6.625% Senior Notes due 2040 (1)	12,381,360		378,233		(145,961)		12,613,632		7.05%	10,492,825
5% Senior Notes due 2045 (1)	20,635,600		149,035		(480,620)		20,304,015		5.39%	16,842,804
6.125% Senior Notes due 2046 (1)	18,572,040		473,974		(138,434)		18,907,580		6.495%	15,508,198
Total U.S. dollar debt	86,669,520		1,585,961		(1,161,809)		87,093,672			72,012,542
Mexican peso debt:
7.38% Notes due 2020 (2)	10,000,000		133,250		(27,037)		10,106,213		7.433%	10,099,160
TIIE + 0.35% Notes due 2021(2)	6,000,000		15,867		(8,965)		6,006,902		5.9845%	5,997,623
TIIE + 0.35% Notes due 2022 (2)	5,000,000		9,967		(9,335)		5,000,632		6.895%	4,994,189
8.49% Senior Notes due 2037 (1)	4,500,000		31,838		(14,803)		4,517,035		8.9436%	4,517,371
7.25% Senior Notes due 2043 (1)	6,500,000		47,125		(62,565)		6,484,560		7.9118%	6,490,046
Bank loans (3)	1,250,000		234		(603)		1,249,631		7.3173%	4,778,905
Bank loans (Sky) (4)	5,500,000		—		—		5,500,000		7.11%	—
Bank loans (TVI) (5)	2,868,686		3,065		(5,478)		2,866,273		6.639%	2,704,996
Total Mexican peso debt	41,618,686		241,346		(128,786)		41,731,246			39,582,290
Total debt (6)	128,288,206		1,827,307		(1,290,595)		128,824,918			111,594,832
Less: Current portion of long-term debt		851,659		1,827,307		(711)		2,678,255			4,164,068
Long-term debt, net of current portion	Ps.	127,436,547	Ps.	—	Ps.	(1,289,884)	Ps.	126,146,663		Ps.	107,430,764
Finance lease obligations:
Satellite transponder lease obligation (7)	Ps.	5,522,565	Ps.	—	Ps.	—	Ps.	5,522,565	7.30%	Ps.	4,879,940
Other (8)	869,261		—		—		869,261		6.93%	925,175
Total finance lease obligations	6,391,826		—		—		6,391,826			5,805,115
Less: Current portion	575,576		—		—		575,576			511,556
Finance lease obligations, net of current portion	Ps.	5,816,250	Ps.	—	Ps.	—	Ps.	5,816,250		Ps.	5,293,559
Other notes payable:
Total other notes payable (9)	Ps.	4,853,025	Ps.	—	Ps.	—	Ps.	4,853,025	3.0%	Ps.	—
Less: Current portion	1,202,344		—		—		1,202,344			—
Other notes payable, net of current portion	Ps.	3,650,681	Ps.	—	Ps.	—	Ps.	3,650,681		Ps.	—

(1)          The Senior Notes due between 2018 and 2046, in the aggregate outstanding principal amount of U.S.$4,200 million and Ps.11,000,000, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2018, 2025, 2026, 2032, 2037, 2040, 2043, 2045 and 2046, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.31%, 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26% and 6.44% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2018, 2025, 2026, 2037, 2040, 2043 and 2046, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2018, 2026, 2032, 2040, 2043, 2045 and 2046 were priced at 99.280%, 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, and 99.677%, respectively, for a yield to maturity of 6.097%, 4.70%, 8.553%, 6.755%, 7.27%, 5.227% and 6.147%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2018, 2025, 2026, 2032, 2037, 2040, 2045 and 2046 are registered with the U.S. Securities and Exchange Commission (“SEC”).

The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”).

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

(3)          In 2016 and 2015, includes a long-term credit agreement entered into by the Company with a Mexican bank in the principal amount of Ps.1,250,000 and Ps.2,500,000, respectively, with principal maturities between 2016 and 2018, and an annual interest rate payable on a monthly basis of 28-day TIIE plus 117.5 basis points. Under the terms of this credit agreement, the Company is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions. In 2015, included (i) a long-term bank loan entered into by the Company with a Mexican bank in the principal amount of Ps.1,782,000, with a maturity in 2016, and an annual interest rate payable on a monthly basis of 28-day TIIE plus 15 basis points in 2014, a range between 30 and 70 basis points in 2015, and a range between 70 and 80 basis points in 2016; and (ii) a credit agreement entered into by the Company with a Mexican bank in the aggregate principal amount of Ps.500,000, with a maturity in 2016, and an annual interest rate payable on a monthly basis of 28-day TIIE plus a range between 0 and 30 basis points in 2015, and a range between 30 and 80 basis points in 2016. The proceeds of this credit agreement were used by the Group to prepay long-term debt previously entered into by Telecable and related accrued interest in the aggregate amount of Ps.507,632 (see Note 3). In June 2015, the Company prepaid long-term bank loans in the aggregate amount of Ps.1,600,000, with original principal maturities between 2017 and 2021, and an annual interest rate payable on a monthly basis of a range between 8.77% and 9.4%. The aggregate amount paid by the Company amounted to Ps.1,814,312, which included related accrued interest and fees. In September 2014, the Company prepaid long-term credits in the aggregate principal amount of Ps.4,500,000, which were originally due in 2016. As described below, the Company used funds received from Sky to prepay a portion of its Mexican peso outstanding long-term loans with original maturities between 2016 and 2017 in the aggregate principal amount of Ps.3,532,000. Total cash used for these prepayments amounted to Ps.3,568,838, which included the partial settlement of a derivative contract which the Company contracted to cover the rate risk in this loan and accrued interest.

(4)          In June 2015, Sky prepaid two long-term loans in the principal amount of Ps.1,400,000 and Ps.2,100,000, with an original maturity in 2016, and annual interest of TIIE plus 24 basis points and 8.74%, respectively, which was payable on a monthly basis. The aggregate amount paid by Sky amounted to Ps.3,651,712, which included related accrued interest, the settlement of a related derivative contract, and fees. This prepayment was funded primarily by a long-term loan made by the Company in the principal amount of Ps.3,500,000, with a maturity in 2022, and an annual interest rate of 7.38%, which is payable on a monthly basis. In March 2016, Sky (i) entered into long-term debt agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities in 2021 and 2023, and interest payable on a monthly basis and an annual rate in the range of 7.0% and 7.13%; and (ii) prepaid to the Company an outstanding amount in connection with a long-term loan in the principal amount of Ps.3,500,000.

(5)          In 2016 and 2015, included outstanding balances in the aggregate principal amount of Ps.2,868,686 and Ps.2,709,287, respectively, in connection with certain credit agreements entered into by TVI with Mexican banks, with maturities between 2017 and 2022, bearing interest at an annual rate of TIIE plus a range between 100 and 125 basis points, which is payable on a monthly basis. Under the terms of these credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.

(6)          Total debt as of December 31, 2015, is presented net of unamortized finance costs in the aggregate amount of Ps.1,387,876, and interest payable in the aggregate amount of Ps.1,184,221.

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

(8)          Includes minimum lease payments of property and equipment under leases that qualify as finance leases. In 2016 and 2015, includes Ps.683,474 and Ps.705,806, respectively, in connection with a lease agreement entered into by a subsidiary of the Company and GTAC, for the right to use certain capacity of a telecommunications network through 2029 (see Note 19). This lease agreement provides for annual payments through 2020 and 2024. Other finance leases have terms which expire at various dates between 2017 and 2020.

(9)          Notes payable issued by the Company in connection with the acquisition of a non-controlling interest in TVI. As of December 31, 2016, cash payments to be made between 2017 and 2020 related to these notes payable amounted to an aggregate of Ps.5,106,250 including interest of Ps.356,250 (see Note 3). Accrued interest for this transaction amounted to Ps.103,025 for the year ended December 31, 2016. This was regarded as a Level 2 debt which was fair valued using a discount cash flow approach, which discounts the contractual cash flows using discount rates derived from observable market price of other quotes debt instruments.

As of December 31, 2016, the Group has complied with the covenants contained in the debt agreements.

As of December 31, 2016 and 2015, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group’s investments in UHI and the initial investment in Open Ended Fund (hedged items) were as follows (see Notes 2 (e) and 4):

	December 31, 2016				December 31, 2015
	Millions of U.S. dollars		Thousands of Mexican pesos		Millions of U.S. dollars		Thousands of Mexican pesos
Hedged Items
Investment in shares of UHI (net investment hedge)	U.S.$	350.7	Ps.	7,236,587	U.S.$	330.5	Ps.	5,685,748
Warrants issued by UHI (foreign currency fair value hedge)	1,855.9		38,298,606		2,035.5		35,042,577
Open Ended Fund (foreign currency fair value hedge)	180.0		3,817,586		180.0		3,184,960
Total	U.S.$	2,386.6	Ps.	49,352,779	U.S.$	2,546.0	Ps.	43,913,285

The foreign exchange loss derived from the Company’s long-term debt that was recognized in other comprehensive income or loss and offset by the foreign currency translation gain derived from the hedge net investment in shares of UHI amounted to Ps.1,189,430 and Ps.688,399 for the year ended December 31, 2016 and 2015, respectively. The foreign exchange gain derived from the hedged Warrants issued by UHI and the initial investment in Open Ended Fund that was recognized in the consolidated statement of income and offset by the foreign exchange loss derived from the Company’s long-term debt amounted to Ps.6,891,428 and Ps.615,528 and Ps.2,852,493 and Ps.441,846 for the year ended December 31, 2016 and 2015, respectively (see Notes 9 and 22).

Maturities of Debt and Finance Lease Obligations

Debt maturities for the years subsequent to December 31, 2016, are as follows:

	Nominal		Unamortized Finance Costs
2017	Ps.	851,659	Ps.	(711)
2018	11,250,289		(10,350)
2019	989,156		(2,218)
2020	10,492,489		(27,990)
2021	7,992,489		(9,352)
Thereafter	96,712,124		(1,239,974)
	Ps.	128,288,206	Ps.	(1,290,595)

Future minimum payments under finance lease obligations for the years subsequent to December 31, 2016, are as follows:

2017	Ps.	1,030,526
2018	965,249
2019	949,039
2020	954,805
2021	796,449
Thereafter	4,346,689
	9,042,757
Less: Amount representing interest	2,650,931
	Ps.	6,391,826

14.                               Financial Instruments

The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, temporary investments, accounts and notes receivable, a long-term loan receivable from GTAC, Warrants that are exercisable for UHI’s common stock,  debt securities classified as held-to-maturity investments, investments in securities in the form of an open-ended fund classified as available-for-sale investments, accounts payable, debt, finance lease obligations, other notes payable, and derivative financial instruments. For cash and cash equivalents, temporary investments, accounts receivable, accounts payable, and short-term notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities are based on quoted market prices.

The fair value of long-term loans that the Group borrowed from leading Mexican banks (see Note 13) has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of held-to-maturity securities, available-for-sale investments, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

The carrying and estimated fair values of the Group’s non-derivative financial instruments as of December 31, 2016 and 2015, were as follows:

	2016				2015
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Cash and cash equivalents	Ps.	47,546,083	Ps.	47,546,083	Ps.	49,397,126	Ps.	49,397,126
Temporary investments	5,498,219		5,498,219		5,330,448		5,330,448
Trade notes and accounts receivable, net	24,906,452		24,906,452		21,702,128		21,702,128
Warrants issued by UHI (see Note 9)	38,298,606		38,298,606		35,042,577		35,042,577
Long-term loan and interest receivable from GTAC (see Note 10)	881,740		889,054		684,259		687,506
Held-to-maturity investments (see Note 9)	335,833		334,807		134,034		133,824
Available-for-sale investments (see Note 9)	6,456,392		6,456,392		5,873,243		5,873,243
Liabilities:
Senior Notes due 2018, 2025, 2032 and 2040	Ps.	41,271,200	Ps.	45,615,860	Ps.	34,432,000	Ps.	38,190,597
Senior Notes due 2045	20,635,600		17,713,393		17,216,000		14,860,851
Senior Notes due 2037 and 2043	11,000,000		8,744,050		11,000,000		9,620,550
Senior Notes due 2026 and 2046	24,762,720		24,810,017		20,659,200		20,650,007
Notes due 2020	10,000,000		9,791,680		10,000,000		10,437,500
Notes due 2021	6,000,000		5,953,980		6,000,000		5,996,640
Notes due 2022	5,000,000		4,942,230		5,000,000		4,957,300
Long-term notes payable to Mexican banks	9,618,686		9,331,330		7,491,287		7,561,955
Finance lease obligations	6,391,826		5,763,903		5,805,115		5,179,052
Other notes payable	4,853,025		4,143,984		—		—

The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of December 31, 2016 and 2015, were as follows:

December 31, 2016: Derivative Financial Instruments	Carrying Value		Notional Amount		Maturity Date
Assets:
Derivatives not recorded as accounting hedges:
TVI’s interest rate swap (a)	Ps.	72,003	Ps.	1,376,667	April 2019 through May 2022
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap (b)	351,773		Ps.	6,000,000	April 2021
Interest rate swap (c)	223,994		Ps.	2,500,000	May 2022
Total assets	Ps.	647,770
Liabilities:
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap (d)	Ps.	5,508	Ps.	1,250,000	September 2017 through March 2018
Total liabilities	Ps.	5,508

December 31, 2015: Derivative Financial Instruments	Carrying Value		Notional Amount		Maturity Date
Liabilities:
Derivatives not recorded as accounting hedges:
TVI’s interest rate swap (a)	Ps.	8,113	Ps.	1,985,847	February 2016 through May 2022
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap (d)	116,108		Ps.	2,500,000	September 2016 and March 2018
Interest rate swap (b)	99,567		Ps.	6,000,000	April 2021
Interest rate swap (c)	3,274		Ps.	1,000,000	May 2022
Total liabilities	Ps.	227,062

(a)         TVI has entered into several derivative transaction agreements (interest rate swaps) with two financial institutions from August 2013 through May 2022 to hedge the variable interest rate exposure resulting from Mexican peso loans of a total principal amount of Ps.1,376,667 and Ps.1,985,847, as of December 31, 2016 and 2015, respectively. Under these agreements, the Company receives monthly payments based on aggregate notional amounts of Ps.1,376,667 and Ps.1,985,847 and makes payments based on the same notional at annual fixed rate of in the range of 4.850% and 5.585%. As a result of the change in fair value of these agreements, in the years ended December 31, 2016, 2015 and 2014, TVI recorded a gain (loss) of Ps.64,877, Ps.(28,659) and Ps.(22,147), respectively, in consolidated other finance income or expense.

(b)         The Company has entered into a derivative transaction agreement (interest rate swap) through April 2021 to hedge the variable interest rate exposure resulting from TIIE plus 0.35% Notes due 2021. Under this transaction, the Company receives 28-day TIIE payments based on a principal amount of Ps.6,000,000 and makes 28-day payments based on the same notional amount at an annual fixed rate of 5.9351%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative a gain (loss) of Ps.351,773 and Ps.(99,567) in other comprehensive income or loss as of December 31, 2016 and 2015, respectively. In the years ended December 31, 2016 and 2015, the Company recorded a loss of Ps.102,641 and Ps.136,198, respectively, for this transaction agreement in consolidated other finance expense.

(c)          In January and February 2016, and June 2015, the Company entered into  derivative transaction agreements (interest rate swaps) through May 2022 to hedge the variable interest rate exposure resulting from TIIE plus 0.35% Notes due 2022. Under these transactions, the Company receives 28-day TIIE payments based on a principal amount of Ps.2,500,000 and Ps.1,000,000 as of December 31, 2016 and 2015, respectively, and makes 28-day payments based on the same notional amount at an annual weighted average fixed rate of 5.6148%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative gain (loss) of Ps.223,994 and Ps.(3,274) in other comprehensive income or loss  as of December 31, 2016 and 2015, respectively. In the years ended December 31, 2016 and 2015, the Company recorded a loss of Ps.29,059 and Ps.12,097, respectively, for this transaction agreement in consolidated other finance expense. During the first quarter of 2017, the Company entered into additional derivative transaction agreements (interest rate swaps) through May 2022 for an additional principal and notional amount of Ps.2,500,000 at an annual average fixed rate of 7.5283%.

(d)         The Company has entered into a derivative transaction agreement (interest rate swap) through March 2018 to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.1,250,000 and Ps.2,500,000 as of December 31, 2016 and 2015, respectively. Under this transaction, the Company receives monthly payments based on an aggregate notional amount of Ps.2,500,000 through March 2016, Ps.1,250,000 through September 2017, and Ps.625,000 through March 2018, at an annual variable rate of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.4325%. The Company has recognized the change in fair value of this transaction in other comprehensive income or loss, and in consolidated other finance income or expense at the time of the interest payments. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative loss of Ps.5,508 and Ps.116,108 in other comprehensive income or loss as of December 31, 2016 and 2015, respectively. In the years ended December 31, 2016 and 2015, the Company recorded a loss of Ps.79,999 and Ps.104,621, respectively, for this transaction agreement in consolidated other finance expense (see Note 13).

Fair Value Measurement

Assets and Liabilities Measured at Fair Value on a Recurring Basis

All fair value adjustments as of December 31, 2016 and 2015 represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, the Group’s financial instruments are separated into three categories: temporary investments, available-for-sale investments and derivative financial instruments.

Financial assets and liabilities measured at fair value as of December 31, 2016 and 2015:

	Balance as of December 31, 2016		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	5,498,219	Ps.	5,498,219	Ps.	—	Ps.	—
Available-for-sale financial assets:
Available-for-sale investments	6,456,392		—		6,456,392		—
Warrants issued by UHI	38,298,606		—		—		38,298,606
Derivative financial instruments	647,770		—		647,770		—
Total	Ps.	50,900,987	Ps.	5,498,219	Ps.	7,104,162	Ps.	38,298,606
Liabilities:
Derivative financial instruments	Ps.	5,508	Ps.	—	Ps.	5,508	Ps.	—
Total	Ps.	5,508	Ps.	—	Ps.	5,508	Ps.	—

	Balance as of December 31, 2015		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	5,330,448	Ps.	5,330,448	Ps.	—	Ps.	—
Available-for-sale financial assets:
Available-for-sale investments	5,873,243		—		5,873,243		—
Warrants issued by UHI	35,042,577		—		—		35,042,577
Total	Ps.	46,246,268	Ps.	5,330,448	Ps.	5,873,243	Ps.	35,042,577
Liabilities:
Derivative financial instruments	Ps.	227,062	Ps.	—	Ps.	227,062	Ps.	—
Total	Ps.	227,062	Ps.	—	Ps.	227,062	Ps.	—

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the years ended December 31, 2016 and 2015:

	2016		2015
Balance at beginning of year	Ps.	35,042,577	Ps.	28,705,372
Included in finance income or expense	—		4,275,122
Included in other comprehensive income	3,256,029		4,027,621
Additional investment in Imagina	—		341,710
Exchange of Convertible Debentures, reclassification of investment in Imagina and partial exercise of Warrants	—		(32,889,675)
Warrants	—		30,582,427
Balance at the end of year	Ps.	38,298,606	Ps.	35,042,577

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

As of December 31, 2014, the Group has made judgments and used several estimates and assumptions for determining the fair value calculations of the UHI Convertible Debentures due 2025, the UHI embedded derivative and the shares of common stock of Imagina. These estimates and assumptions include, among others, expected long-term growth rates and operating margins, which are used to calculate projected future cash flows. The Group also utilizes risk-adjusted discount rates to determine weighted average cost of capital. All of our estimates are based on historical data, internal estimates and observable external sources when available, and are consistent with the strategic plans of the underlying business.

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

UHI Convertible Debentures due 2025

As described in Note 9, in December 2010, the Company made a cash investment in the form of Convertible Debentures due 2025 issued by UHI, the parent company of Univision, in the principal amount of U.S.$1,125 million (Ps.16,606,463), which were convertible at the Company’s option into additional shares equivalent to approximately 30% equity stake of UHI, subject to existing laws and regulations in the United States, and other conditions. The Group’s option of converting these debentures into an equity stake of UHI was accounted for as an embedded derivative with changes in fair value recognized in consolidated income (see Note 9).

The Group determined the fair value of the Convertible Debentures using the income approach based on post-tax discounted cash flows. The income approach requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on weighted average cost of capital within a range of 8% to 10%, among others. The Group’s estimates for market growth were based on historical data, various internal estimates and observable external sources when available, and are based on assumptions that are consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology is an internal model with significant unobservable inputs, the Convertible Debentures were classified in Level 3.

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

Unobservable inputs that contributed to a significantly higher fair value measurement of the Group’s investment in UHI as of December 31, 2014, included better financial performance primarily in consolidated revenue and net income for the year ended December 31, 2014 compared to the prior year, as well as higher credit ratings. Other assumptions used as of December 31, 2014 included UHI stock’s spot price of U.S.$402 and UHI stock’s expected volatility of 24%.

UHI Warrants

As described in Note 3, in July 2015, the Group exchanged its investment in U.S.$1,125 million principal amount of Convertible Debentures due 2025 issued by UHI for Warrants that are exercisable for UHI’s common stock.

The Group determined the fair value of its investment in Warrants using the Black-Scholes pricing model (“BSPM”). The BSPM involves the use of significant estimates and assumptions. These estimates and assumptions include the UHI stock’s spot price at valuation date and the stock’s expected volatility. UHI stock’s price at valuation date was obtained by using a discounted projected cash flow model. UHI stock’s volatility was obtained from publicly available information of comparable companies’ stock through determining an average of such companies’ annual volatility. Since the described methodology was an internal model with significant unobservable inputs, the UHI Warrants are classified as Level 3.

Unobservable inputs used as of December 31, 2016 and 2015 included UHI stock’s spot price of U.S.$404 and U.S.$443 per share, respectively, and UHI stock’s expected volatility of 32% and 29%, respectively.

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

As of December 31, 2016 and 2015 the effect on consolidated income and consolidated equity of changing the main assumptions used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest or lowest value of the range reasonably possible, would be as follows:

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2016		Least Favorable Assumptions 2016		Most Favorable Assumptions 2016		Least Favorable Assumptions 2016
Warrants issued by UHI	Price per Share	+/-10%	Ps.	—	Ps.	—	Ps.	3,829,937	Ps.	(3,829,937)
Total			Ps.	—	Ps.	—	Ps.	3,829,937	Ps.	(3,829,937)

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2015		Least Favorable Assumptions 2015		Most Favorable Assumptions 2015		Least Favorable Assumptions 2015
Warrants issued by UHI	Price per Share	+/-10%	Ps.	—	Ps.	—	Ps.	3,504,321	Ps.	(3,504,321)
Total			Ps.	—	Ps.	—	Ps.	3,504,321	Ps.	(3,504,321)

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

The Group used actuarial assumptions to determine the present value of defined benefit obligations, as follows:

	2016	2015
Discount rate	6.7%	6.9%
Salary scale	5%	5%
Inflation rate	3.5%	3.5%

Had the discount rate of 6.7% used by the Group in 2016 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase of Ps.2,468,653 as of December 31, 2016.

Had the discount rate of 6.9% used by the Group in 2015 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase of Ps.2,588,549 as of December 31, 2015.

The reconciliation between defined benefit obligations and post-employment benefit liability (asset) in the consolidated statements of financial position as of December 31, 2016 and 2015, is presented as follows:

	Pensions		Seniority Premiums		2016
Vested benefit obligations	Ps.	332,024	Ps.	321,391	Ps.	653,415
Unvested benefit obligations	1,734,605		126,215		1,860,820
Defined benefit obligations	2,066,629		447,606		2,514,235
Fair value of plan assets	1,381,896		611,866		1,993,762
Underfunded (overfunded) status of the plan assets	684,733		(164,260)		520,473
Post-employment benefit liability (asset)	Ps.	684,733	Ps.	(164,260)	Ps.	520,473

	Pensions		Seniority Premiums		2015
Vested benefit obligations	Ps.	486,556	Ps.	301,829	Ps.	788,385
Unvested benefit obligations	1,575,326		108,014		1,683,340
Defined benefit obligations	2,061,882		409,843		2,471,725
Fair value of plan assets	1,468,234		596,312		2,064,546
Underfunded (overfunded) status of the plan assets	593,648		(186,469)		407,179
Post-employment benefit liability (asset)	Ps.	593,648	Ps.	(186,469)	Ps.	407,179

The components of net periodic pension and seniority premium cost for the years ended December 31, consisted of the following:

	2016		2015
Service cost	Ps.	125,952	Ps.	137,121
Interest cost	144,465		150,384
Prior service cost for plan amendments	(195,396)		(109,976)
Interest of assets	(128,365)		(139,195)
Net cost	Ps.	(53,344)	Ps.	38,334

The Group’s defined benefit obligations, plan assets, funded status and balances in the consolidated statements of financial position as of December 31, 2016 and 2015, associated with post-employment benefits are presented as follows:

	Pensions		Seniority Premiums		2016		2015
Defined benefit obligations:
Beginning of year	Ps.	2,061,882	Ps.	409,843	Ps.	2,471,725	Ps.	2,416,216
Service cost	81,634		44,318		125,952		137,121
Interest cost	117,779		26,686		144,465		150,384
Benefits paid	(141,096)		(103,464)		(244,560)		(177,824)
Remeasurement of post-employment benefit obligations	133,708		78,341		212,049		48,606
Past service cost	(187,278)		(8,118)		(195,396)		(109,976)
Business acquisition	—		—		—		7,198
End of year	2,066,629		447,606		2,514,235		2,471,725
Fair value of plan assets:
Beginning of year	1,468,234		596,312		2,064,546		2,129,057
Remeasurement return on plan assets	89,793		38,572		128,365		139,195
Remeasurement of post-employment benefit obligations	(47,453)		(23,018)		(70,471)		(120,526)
Benefits paid	(128,678)		—		(128,678)		(83,180)
End of year	1,381,896		611,866		1,993,762		2,064,546
Underfunded (overfunded) status of the plan assets	Ps.	684,733	Ps.	(164,260)	Ps.	520,473	Ps.	407,179

The changes in the net post-employment liability (asset) in the consolidated statements of financial position as of December 31, 2016 and 2015, are as follows:

	Pensions		Seniority Premiums		2016		2015
Beginning net post-employment liability (asset)	Ps.	593,648	Ps.	(186,469)	Ps.	407,179	Ps.	287,159
Net periodic cost	(77,658)		24,314		(53,344)		38,334
Remeasurement of post-employment benefits	181,161		101,359		282,520		169,132
Benefits paid	(12,418)		(103,464)		(115,882)		(94,644)
Business acquisition	—		—		—		7,198
Ending net post-employment liability (asset)	Ps.	684,733	Ps.	(164,260)	Ps.	520,473	Ps.	407,179

The post-employment benefits as of December 31, 2016 and 2015 and remeasurements adjustments for the years ended December 31, 2016 and 2015, are summarized as follows:

	2016		2015
Pensions:
Defined benefit obligations	Ps.	2,066,629	Ps.	2,061,882
Plan assets	1,381,896		1,468,234
Unfunded status of the plans	684,733		593,648
Remeasurements adjustments (1)	181,161		98,262
Seniority premiums:
Defined benefit obligations	Ps.	447,606	Ps.	409,843
Plan assets	611,866		596,312
Overfunded status of the plans	(164,260)		(186,469)
Remeasurements adjustments (1)	101,359		70,870

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

The weighted average asset allocation by asset category as of December 31, 2016 and 2015, was as follows:

	2016	2015
Equity securities (1)	28.2%	27.6%
Fixed rate instruments	71.8%	72.4%
Total	100.0%	100.0%

(1)         Included within plan assets at December 31, 2016 and 2015, are shares of the Company held by the trust with a fair value of Ps.265,599 and Ps.291,138, respectively.

The weighted average expected long-term rate of return of plan assets of 6.7% and 6.9% were used in determining net periodic pension cost in 2016 and 2015, respectively. The rate used reflected an estimate of long-term future returns for the plan assets. This estimate was primarily a function of the asset classes (equities versus fixed income) in which the plan assets were invested and the analysis of past performance of these asset classes over a long period of time. This analysis included expected long-term inflation and the risk premiums associated with equity investments and fixed income investments.

The following table summarizes the Group’s plan assets measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	Balance as of December 31, 2016		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Common stocks (1)	Ps.	265,599	Ps.	265,599	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)	434,323		434,323		—		—
Money market securities (3)	1,013,674		1,013,674		—		—
Other equity securities	280,166		280,166		—		—
Total investment assets	Ps.	1,993,762	Ps.	1,993,762	Ps.	—	Ps.	—

	Balance as of December 31, 2015		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Common stocks (1)	Ps.	291,138	Ps.	291,138	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)	812,695		812,695		—		—
Money market securities (3)	691,044		691,044		—		—
Other equity securities	269,669		269,669		—		—
Total investment assets	Ps.	2,064,546	Ps.	2,064,546	Ps.	—	Ps.	—

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

The Group did not make contributions to its plan assets in 2016 and 2015 and does not expect to make significant contributions to its plan assets in 2017.

The weighted average durations of the defined benefit plans as of December 31, 2016 and 2015, were as follows:

	2016	2015
Seniority Premiums	14.5 years	14.1 years
Pensions	12.3 years	18.8 years

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

At December 31, 2016, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued (1)	Held by a Company’s Trust (2)	Outstanding
Series “A” Shares	123,273.9	(6,990.6)	116,283.3
Series “B” Shares	58,982.9	(5,182.1)	53,800.8
Series “D” Shares	90,086.5	(4,494.4)	85,592.1
Series “L” Shares	90,086.5	(4,494.4)	85,592.1
Total	362,429.8	(21,161.5)	341,268.3
Shares in the form of CPOs	301,145.5	(15,024.1)	286,121.4
Shares not in the form of CPOs	61,284.3	(6,137.4)	55,146.9
Total	362,429.8	(21,161.5)	341,268.3
CPOs	2,573.9	(128.4)	2,445.5

(1)         As of December 31, 2016, the authorized and issued capital stock amounted to Ps.4,978,126 (nominal Ps.2,494,410).

(2)         In connection with the Company’s Long-Term Retention Plan described below.

A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2016 and 2015, is presented as follows (in millions):

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2015	115,036.5	53,330.9	84,844.4	84,844.4	338,056.2	2,424.1
Acquired (1)	(518.7)	(456.5)	(726.2)	(726.2)	(2,427.6)	(20.7)
Released (1)	891.2	465.9	741.3	741.3	2,839.7	21.2
As of December 31, 2015	115,409.0	53,340.3	84,859.5	84,859.5	338,468.3	2,424.6
Acquired (1)	(325.9)	(286.8)	(456.2)	(456.2)	(1,525.1)	(13.1)
Released (1)	1,200.2	747.3	1,188.8	1,188.8	4,325.1	34.0
As of December 31, 2016	116,283.3	53,800.8	85,592.1	85,592.1	341,268.3	2,445.5

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

At December 31, 2016, the restated for inflation tax value of the Company’s common stock was Ps.45,343,957. In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 17).

Long-Term Retention Plan

The Company has adopted a Long-Term Retention Plan for the conditional sale of the Company’s capital stock to key Group employees under a special purpose trust.

At the Company’s annual general ordinary stockholders’ meeting held on April 2, 2013, the Company’s stockholders approved that the number of CPOs that may be granted annually under the Long-Term Retention Plan shall be up to 1.5% of the capital of the Company. As of December 31, 2016, approximately 72.4 million CPOs or CPO equivalents that were transferred to Plan Participants were sold in the open market during 2014, 2015 and 2016. Additional sales will continue to take place during or after 2017.

The special purpose trust created to implement the Long-Term Retention Plan as of December 31, 2016 had approximately 180.9 million CPOs or CPO equivalents. This figure is net of approximately 24.7, 24.3 and 37.0 million CPOs or CPO equivalents vested in 2014, 2015 and 2016, respectively. Of the 180.9 million CPOs or CPO equivalents approximately 71% are in the form of CPOs and the remaining 29% are in the form of Series “A”, Series “B”, Series “D” and Series “L” Shares. As of December 31, 2016, approximately 112.6 million CPOs or CPO equivalents have been reserved and will become vested between 2017 and 2019 at prices ranging from Ps.71.68 to Ps.90.59 per CPO which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment Operating Income Before Depreciation and Amortization, or OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

As of December 31, 2016, the designated Retention Plan trust owned approximately 2.6 million CPOs or CPOs equivalents, which have been reserved to a group of employees, and may be sold at a price at least of Ps.36.52 per CPO, subject to certain conditions, in vesting periods between 2018 and 2023.

The Group has determined its share-based compensation expense (see Note 2 (x)) by using the BSPM at the date on which the stock was conditionally sold to personnel under the Company’s Long-Term Retention Plan, on the following arrangements and weighted-average assumptions:

	Long-Term Retention Plan
Arrangements:
Year of grant	2012	2013	2014	2015	2016
Number of CPOs or CPOs equivalent granted	25,000	39,000	39,000	39,000	39,000
Contractual life	3 years	3 years	3 years	3 years	3 years
Assumptions:
Dividend yield	0.66%	0.54%	0.39%	0.33%	0.38%
Expected volatility (1)	27%	24%	19.07%	26.92%	27.60%
Risk-free interest rate	4.90%	4.79%	4.68%	4.61%	4.83%
Expected average life of awards	2.99 years	3.00 years	3.00 years	3.00 years	3.00 years

(1)         Volatility was determined by reference to historically observed prices of the Company’s CPOs.

A summary of the stock awards for employees as of December 31, is presented below (in Mexican pesos and thousands of CPOs):

	2016		2015
	CPOs or CPOs Equivalent	Weighted-Average Exercise Price	CPOs or CPOs Equivalent	Weighted-Average Exercise Price
Long-Term Retention Plan:
Outstanding at beginning of year	144,250	66.60	129,941	51.98
Conditionally sold	39,000	85.10	39,000	90.59
Paid by employees	(32,855)	36.84	(23,271)	34.38
Forfeited	(4,102)	83.16	(1,420)	57.47
Outstanding at end of year	146,293	75.85	144,250	66.60
To be paid by employees at end of year	33,693	46.28	29,578	40.43

As of December 31, 2016 and 2015, the weighted-average remaining contractual life of the awards under the Long-Term Retention Plan is 1.28 years.

17.                               Retained Earnings and Accumulated Other Comprehensive Income

(a)                                 Retained Earnings:

Legal Reserve	Unappropriated Earnings	Net Income for the Year	Retained Earnings
Balance at January 1, 2015	Ps.	2,139,007	Ps.	55,379,532	Ps.	5,386,905	Ps.	62,905,444
Appropriation of net income relating to 2014	—	5,386,905	(5,386,905)	—
Dividends paid relating to 2014	—	(1,084,192)	—	(1,084,192)
Sale of repurchased shares	—	(765,227)	—	(765,227)
Share-based compensation	—	1,184,524	—	1,184,524
Net income for the year 2015	—	—	10,899,135	10,899,135
Balance at December 31, 2015	2,139,007	60,101,542	10,899,135	73,139,684
Appropriation of net income relating to 2015	—	10,899,135	(10,899,135)	—
Dividends paid relating to 2015	—	(1,084,192)	—	(1,084,192)
Sale of repurchased shares	—	(448,766)	—	(448,766)
Net result on acquisition of a non-controlling interest in TVI (see Note 3)	—	(6,324,997)	—	(6,324,997)
Share-based compensation	—	1,392,534	—	1,392,534
Net income for the year 2016	—	—	3,721,406	3,721,406
Balance at December 31, 2016	Ps.	2,139,007	Ps.	64,535,256	Ps.	3,721,406	Ps.	70,395,669

In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. As of December 31, 2016 and 2015, the Company’s legal reserve amounted to Ps.2,139,007 and Ps.2,139,007, respectively and was classified into retained earnings in consolidated equity. As the legal reserve reached 20% of the capital stock amount, no additional increases were required in 2016, 2015 and 2014. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the Company’s stockholders.

In 2014, the Company’s stockholders did not approve any dividend payment, as the dividend approved by the Company’s stockholders in December 2013, which was paid in cash in December 2013 in the aggregate amount of Ps.1,084,192 (Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L”, not in the form of a CPO), was in lieu of the annual dividend for 2014 that would otherwise typically have been approved in April 2014.

In April 2015, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in June 2015 in the aggregate amount of Ps.1,084,192  (see Note 16).

In April 2016, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2016 in the aggregate amount of Ps.1,084,192  (see Note 16).

In February 2017, the Company’s Board of Directors approved a proposal for a dividend of Ps.0.35 per CPO payable in the second quarter of 2017, subject to approval of the Company’s stockholders.

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

As of December 31, 2016, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican income tax amounted to Ps.58,321,735.

(b)                                 Accumulated Other Comprehensive Income:

Changes	Available For- Sale Investments	Warrants Issued by UHI	Exchange Differences	Remeasurement of Post- employment Benefit Obligations	Cash Flow Hedges	Share of Equity Accounts	Income Tax	Total
Accumulated at January 1, 2014	Ps.	4,515,798	Ps.	—	Ps.	6,809	Ps.	58,418	Ps.	(201,348)	Ps.	265,860	Ps.	(1,251,486)	Ps.	3,394,051
Changes in other comprehensive income	3,648,014	—	179,154	(22,996)	(43,439)	25,664	(730,444)	3,055,953
Reclassifications	(770,941)	—	—	—	—	—	—	(770,941)
Accumulated at December 31, 2014	7,392,871	—	185,963	35,422	(244,787)	291,524	(1,981,930)	5,679,063
Changes in other comprehensive income	644,068	3,303,182	417,205	(162,267)	25,838	19,705	(985,437)	3,262,294
Reclassifications	(5,262,577)	—	—	—	—	—	1,578,774	(3,683,803)
Accumulated at December 31, 2015	2,774,362	3,303,182	603,168	(126,845)	(218,949)	311,229	(1,388,593)	5,257,554
Changes in other comprehensive income	(32,379)	(3,635,399)	660,181	(254,949)	789,208	(42,832)	1,220,400	(1,295,770)
Accumulated at December 31, 2016	Ps.	2,741,983	Ps.	(332,217)	Ps.	1,263,349	Ps.	(381,794)	Ps.	570,259	Ps.	268,397	Ps.	(168,193)	Ps.	3,961,784

18.                               Non-controlling Interests

Non-controlling interests as of December 31, 2016 and 2015, consisted of:

	2016		2015
Capital stock	Ps.	1,167,078	Ps.	1,209,629
Additional paid-in capital	3,019,912		3,137,163
Legal reserve	167,006		180,017
Retained earnings from prior years (1) (2)	6,290,209		6,055,693
Net income for the year	1,611,948		1,426,315
Accumulated other comprehensive income (loss):
Cumulative result from foreign currency translation	243,002		136,019
Remeasurement of post-employment benefit obligations on defined benefit plans	(6,671)		(5,994)
	Ps.	12,492,484	Ps.	12,138,842

(1)         In 2016, 2015 and 2014, the holding companies of the Sky segment paid a dividend to its equity owners in the aggregate amount of Ps.1,000,000, Ps.750,000 and Ps.850,000, respectively, of which Ps.413,334, Ps.309,985 and Ps.351,334, respectively, were paid to its non-controlling interest.

(2)         In 2016,  2015 and 2014, the stockholders of Radiópolis approved the payment of a dividend in the amount of Ps.194,000, Ps.80,000 and Ps.145,000, respectively, of which  Ps.97,000, Ps.40,000 and Ps.72,500, respectively, were paid to its non-controlling interest.

Amounts of consolidated current assets, non-current assets, current liabilities and non-current liabilities of Sky and Empresas Cablevisión as of December 31, 2016 and 2015, are set forth as follows:

	Sky				Empresas Cablevisión
	2016		2015		2016		2015
Assets:
Current assets	Ps.	7,504,087	Ps.	6,142,504	Ps.	3,592,938	Ps.	2,901,939
Non-current assets	21,459,228		19,245,681		18,536,621		17,380,310
Total assets	28,963,315		25,388,185		22,129,559		20,282,249
Liabilities:
Current liabilities	4,079,308		4,721,786		5,123,098		4,677,388
Non-current liabilities	10,686,582		8,120,983		3,380,785		2,785,676
Total liabilities	14,765,890		12,842,769		8,503,883		7,463,064
Net assets	Ps.	14,197,425	Ps.	12,545,416	Ps.	13,625,676	Ps.	12,819,185

Amounts of consolidated net sales, net income and total comprehensive income of Sky and Empresas Cablevisión for the years ended December 31, 2016 and 2015, are set forth as follows:

	Sky				Empresas Cablevisión
	2016		2015		2016		2015
Net sales	Ps.	21,941,247	Ps.	19,245,108	Ps.	12,400,266	Ps.	11,064,540
Net income	2,401,792		2,005,446		806,751		949,049
Total comprehensive income	2,652,008		2,192,936		806,751		948,587

As of December 31, 2016, the Group did not have dividends payable.

Amounts of consolidated summarized cash flows of Sky and Empresas Cablevisión for the years ended December 31, 2016 and 2015, are set forth as follows:

	Sky				Empresas Cablevisión
	2016		2015		2016		2015
Cash flows from operating activities	Ps.	8,470,718	Ps.	5,078,328	Ps.	4,299,732	Ps.	4,389,942
Cash flows from investing activities	(6,472,268)		(5,766,871)		(3,887,367)		(5,020,724)
Cash flows from financing activities	(66,747)		(1,771,267)		(150,712)		(49,456)
Net increase (decrease) in cash and cash equivalents	Ps.	1,931,703	Ps.	(2,459,810)	Ps.	261,653	Ps.	(680,238)

19.                               Transactions with Related Parties

The principal transactions carried out by the Group with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, for the years ended December 31, 2016, 2015 and 2014 were as follows:

	2016		2015		2014
Revenues, other income and interest income:
Royalties (Univision) (a)	Ps.	6,124,679	Ps.	4,986,562	Ps.	4,212,075
Programming production and transmission rights (b)	745,717		462,410		367,180
Telecom services (c)	5,593		5,288		196,392
Administrative services (d)	24,753		43,117		38,825
Advertising (e)	78,675		100,024		438,681
Other income (f)	—		1,038,314		—
Interest income (g)	49,511		178,810		274,940
Other finance income (h)	—		2,194,981		—
	Ps.	7,028,928	Ps.	9,009,506	Ps.	5,528,093
Costs and expenses:
Donations	Ps.	197,122	Ps.	127,641	Ps.	126,297
Administrative services (d)	31,335		31,142		41,502
Technical services (i)	104,030		156,704		76,510

	2016		2015		2014
Programming production, transmission rights and telecom (j)	479,251		403,500		308,907
	Ps.	811,738	Ps.	718,987	Ps.	553,216

(a)         The Group receives royalties from Univision for programming provided pursuant to an amended PLA, pursuant to which Univision has the right to broadcast certain Televisa content in the United States for a term that commenced on January 1, 2011 and ends on the later of 2025 (or 2030 upon consummation of a qualified public equity offering of UHI) or seven and one-half years after the Group has sold two-thirds of its initial investment in UHI made in December 2010. The amended PLA includes a provision for certain yearly minimum guaranteed advertising, with a value of U.S.$43.9 million (Ps.817,249), U.S.$69.2 million (Ps.1,104,875) and U.S.$73.5 million (Ps.988,032) for the fiscal years 2016, 2015 and 2014, respectively, to be provided by Univision, at no cost, for the promotion of the Group’s businesses (see Notes 3, 9 and 10).

(b)         Services rendered to Univision in 2016, 2015 and 2014, and Televisa CJ Grand in 2016 and 2015.

(c)          Services rendered to Univision in 2016, 2015 and 2014; GTAC in 2016, 2015 and 2014, and GSF in 2014. In September 2014, the investment in GSF, including Iusacell, was sold (see Note 3).

(d)         The Group receives revenue from and is charged by affiliates for various services, such as equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses.

(e)          Advertising services rendered to Univision, OCEN and Editorial Clío, Libros y Videos, S.A. de C.V. (“Editorial Clío”) in 2016, 2015 and 2014, Televisa CJ Grand in 2016, and GSF in 2014.

(f)           Includes in 2015 an exceptional income from Univision in the amount of U.S.$67.6 million (Ps.1,038,314), as a result of the early termination of a technical assistance agreement with Univision, which cash proceeds were received by the Group in April 2015.

(g)          In 2015 and 2014 includes interest income from the Group’s investment in convertible debentures issued by UHI in the aggregate amount of Ps.142,010 and Ps.228,278, respectively (see Note 9).

(h)         In July 2015, the Group recognized in consolidated other finance income, net, a cash amount of U.S.$135.1 million (Ps.2,194,981) paid by UHI as a payment for the exchange of the Group’s former investment in Convertible Debentures issued by UHI for Warrants that are exercisable for UHI’s common stock (see Notes 3 and 9).

(i)             In 2016, 2015 and 2014, Sky received services from a subsidiary of DirecTV Latin America for play-out, uplink and downlink of signals.

(j)            Paid mainly to Univision in 2016, 2015 and 2014. The Group pays royalties to Univision for programming provided pursuant to a Mexico License Agreement, under which the Group has the right to broadcast certain Univision’s content in Mexico for the same term as that of the PLA. It also includes payments to GTAC in 2016 and 2015 and GSF in 2014 (see Notes 3, 9 and 10).

Other transactions with related parties carried out by the Group in the normal course of business include the following:

(1)         A consulting firm controlled by a relative of one of the Company’s directors, has provided consulting services and research in connection with the effects of the Group’s programming on its viewing audience. Total fees for such services during 2016, 2015 and 2014 amounted to Ps.16,291, Ps.21,526 and Ps.22,469, respectively.

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

(5)         During 2016, 2015 and 2014, a professional services firm in which the current Secretary of the Company´s Board maintains an interest provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.39,996, Ps.59,281 and Ps.57,968, respectively.

(6)         During 2014, a company related to a former director and executive of the Company, purchased unsold advertising from the Group for a total of Ps.313,682, respectively.

(7)         During 2016, 2015 and 2014, a professional services firm in which two current directors of the Company maintain an interest provided finance advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.19,300, Ps.16,034 and Ps.154,336, respectively.

(8)         A current member of the Company’s Board serves as a member of the Board of a Mexican company, which controls the principal chain of convenience stores in Mexico. Such company entered into an agreement with the Group to sell online lottery tickets from the Group’s gaming business in its convenience stores. Total fees for such services during 2016, 2015 and 2014 amounted to Ps.5,766, Ps.9,270 and Ps.13,736, respectively.

(9)         During 2016, the Group entered into contracts leasing office space directly or indirectly from certain of our directors and officers for an aggregate annual amount of approximately Ps.26,538. Management believes that the terms of these leases are comparable to terms that the Group would have entered into with third parties for similar leases.

(10)  In 2016, the Group acquired a remaining non-controlling interest in TVI from a related party (see Note 3).

During 2016, 2015 and 2014, the Group paid to its directors, alternate directors and officers an aggregate compensation of Ps.832,905, Ps.750,208 and Ps.648,055, respectively, for services in all capacities. This compensation included certain amounts related to the use of assets and services of the Group, as well as travel expenses reimbursed to directors and officers. Projected benefit obligations related to the Group’s directors, alternate directors and officers amounted to Ps.177,864, Ps.173,020 and Ps.169,135 as of December 31, 2016, 2015 and 2014, respectively. Cumulative contributions made by the Group to the pension and seniority premium plans on behalf of these directors and officers amounted to Ps.140,958, Ps.144,517 and Ps.149,033 as of December 31, 2016, 2015 and 2014, respectively. In addition, the Group has made conditional sales of the Company’s CPOs to its directors and officers under the Long-term Retention Plan.

In 2015, the Group established a deferred compensation plan for certain officers of its Cable segment, which will be payable in the event that certain revenue and EBITDA targets (as defined) of a five-year plan are met. The present value of this long-term employee benefit obligation as of December 31, 2016 and 2015 amounted to Ps.540,230 and Ps.164,028, respectively, and the related service cost for the years ended on those dates amounted to Ps.340,202 and Ps.164,028, respectively.

The balances of receivables and payables between the Group and related parties as of December 31, 2016 and 2015, were as follows:

	2016		2015
Current receivables:
UHI, including Univision (1)	Ps.	684,159	Ps.	—
Operadora de Centros de Espectáculos, S.A. de C.V.	77,044		54,827
Editorial Clío	28,091		20,644
Televisa CJ Grand	77,089		5,768
Other	39,189		17,149
	Ps.	905,572	Ps.	98,388
Current payables:
UHI, including Univision (1)	Ps.	1,031,367	Ps.	367,545
DirecTV Group, Inc.	24,342		47,788
Other	32,517		27,702
	Ps.	1,088,226	Ps.	443,035

(1)         As of December 31, 2016 and 2015, the Group recognized a provision in the amount of Ps.1,031,367 and Ps.860,456, respectively, associated with a consulting arrangement entered into by the Group, UHI and an entity controlled by the chairman of the Board of Directors of UHI, by which upon a qualified initial public offering of the shares of UHI the Group would pay the entity a portion of a defined appreciation in excess of certain preferred returns and performance thresholds of UHI. As of December 31, 2016 and 2015, receivables from UHI related primarily to the PLA amounted to Ps.684,159 and Ps.492,911, respectively.

All significant account balances included in amounts due from affiliates bear interest. In 2016 and 2015, average interest rates of 6.6% and 5.0% were charged, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.

Customer deposits and advances as of December 31, 2016 and 2015, included deposits and advances from affiliates and other related parties, in an aggregate amount of Ps.717,662 and Ps.663,823, respectively, which were primarily made by UHI, including Univision.

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

Selling expenses and administrative expenses include primarily benefits to employees, sale commissions, postemployment benefits, share-based compensation to employees, depreciation of property, plant and equipment, leases of real estate property, and amortization of intangibles.

The amounts of depreciation, amortization and other amortization included in cost of sales, selling expenses and administrative expenses for the years ended December 31, 2016, 2015 and 2014, were as follows:

	2016		2015		2014
Cost of sales	Ps.	11,903,806	Ps.	10,336,861	Ps.	8,740,067
Selling expenses	1,183,230		951,572		739,909
Administrative expenses	4,244,038		3,652,356		2,291,325
	Ps.	17,331,074	Ps.	14,940,789	Ps.	11,771,301

Short-term employee benefits, share-based compensation and post-employment benefits incurred by the Group for the years ended December 31, 2016, 2015 and 2014, were as follows:

	2016		2015		2014
Short-term employee benefits	Ps.	15,438,218	Ps.	17,245,568	Ps.	14,728,298
Share-based compensation		1,410,492		1,199,489		844,788
Post-employment benefits		53,344		38,334		157,511
	Ps.	16,902,054	Ps.	18,483,391	Ps.	15,730,597

21.                               Other Expense, Net

Other expense (income) for the years ended December 31, 2016, 2015 and 2014 is analyzed as follows:

	2016		2015		2014
Loss (gain) on disposition of investment (1)	Ps.	312	Ps.	(65,599)	Ps.	4,168,468
Donations (see Note 19)	195,005		148,159		130,846
Financial, legal and accounting advisory and professional services (2)	833,618		485,594		265,124
Loss on disposition of property and equipment (3)	810,825		366,545		281,795
Impairment adjustments (4)	6,851		131,065		253,279
Other income from Univision (5)	—		(1,038,314)		—
Deferred compensation (see Note 19)	340,202		164,028		—
Dismissal severance expense (6)	912,173		342,382		58,824
Other, net	38,398		(205,383)		123,354
	Ps.	3,137,384	Ps.	328,477	Ps.	5,281,690

(1)         In 2014 included a loss on disposition of the Group’s 50% joint interest in GSF (see Note 3).

(2)         Includes primarily legal and accounting advisory and professional services in connection with certain litigation and other matters (see Notes 3 and 19).

(3)         In 2016, includes costs incurred in connection with the cancellation of a contract for a new satellite in the Group’s Sky segment in the amount of Ps.259,340.

(4)         In 2016, 2015 and 2014 the Group recognized impairment adjustments in connection with goodwill and trademarks in its Publishing business (see Note 12).

(5)         In 2015 this income was related to cash received from Univision in the amount of U.S.$67.6 million (Ps.1,038,314), as a result of the early termination of a technical assistance agreement with Univision.

(6)         In 2016, includes primarily a severance expense in connection with dismissal personnel in the Group’s Content, Cable and Other Businesses segments, as a part of a cost reduction plan.

22.                               Finance (Expense) Income, Net

Finance (expense) income, net, for the years ended December 31, 2016, 2015 and 2014, included:

	2016		2015		2014
Interest expense	Ps.	(8,497,919)	Ps.	(6,239,387)	Ps.	(5,551,461)
Foreign exchange loss, net (1)	(2,490,296)		(2,426,011)		(1,391,169)
Other finance expense, net (3)	(43,370)		—		—
Finance expense	(11,031,585)		(8,665,398)		(6,942,630)
Interest income (2)	1,499,473		1,027,758		1,327,691
Other finance income, net (3)	—		7,514,784		1,286,014
Finance income	1,499,473		8,542,542		2,613,705
Finance expense, net	Ps.	(9,532,112)	Ps.	(122,856)	Ps.	(4,328,925)

(1)         In 2016, 2015 and 2014, foreign exchange loss, net, included (i) foreign exchange loss resulted primarily from the depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary liability position, excluding long-term debt designated as hedging instrument of the Group’s investments in UHI and Open Ended Fund, during the years ended December 31, 2016, 2015 and 2014; and (ii) foreign exchange gain resulted primarily from the depreciation of the Mexican peso against the U.S. dollar  on the Group’s U.S. dollar-denominated  monetary asset position during the years ended December 31, 2016, 2015 and 2014 (see Notes 4 and 13). The exchange rate of the Mexican peso against the U.S. dollar as of December 31, 2016, 2015 and 2014 was of Ps.20.6356, Ps.17.2160 and Ps.14.7613, respectively.

(2)         In 2016, 2015 and 2014, included primarily gains from cash equivalents and instruments held for trading. In 2015, included interest income from the Group’s investment in Convertible Debentures issued by UHI in the amount of Ps.142,010. In 2014, also included interest income from the Group’s investments in financial instruments issued by UHI and Ares in the aggregate amount of Ps.450,270 (see Notes 3, 6, 9, 10 and 14).

(3)         In 2016, 2015 and 2014, other finance income or expense, net, included gain or loss from derivative financial instruments. In 2015 and 2014 other finance income, net, included changes in fair value from an embedded derivative in a host contract related to the Group’s former investment in Convertible Debentures issued by UHI in the amount of Ps.409,196 and Ps.1,477,103, respectively, as well as gain or loss from derivative financial instruments. In 2015 also included reclassifications in the aggregate amount of Ps.5,262,577 from accumulated other comprehensive income in consolidated equity in connection with cumulative gains related to changes in fair value of the Group’s former available-for-sale investments in Convertible Debentures (Ps.4,718,175) and Imagina (Ps.544,402); and a cash amount of U.S.$135.1 million (Ps.2,194,981) received for the exchange of Convertible Debentures issued by UHI for Warrants that are exercisable for UHI’s common stock. In 2014 also included a Ps.770,941 reclassification from accumulated other comprehensive income in consolidated equity in connection with the acquisition of Cablecom in 2014, which was offset by fair value adjustments of the embedded derivative in convertible debt issued by Ares (see Notes 3, 9, 10 and 14).

23.                               Income Taxes

The income tax provision for the years ended December 31, 2016, 2015 and 2014 was comprised of:

	2016		2015		2014
Income taxes, current (1)	Ps.	6,724,071	Ps.	7,380,430	Ps.	5,043,053
Income taxes, deferred	(3,851,836)		(1,048,212)		(2,062,170)
	Ps.	2,872,235	Ps.	6,332,218	Ps.	2,980,883

(1)         The current income tax of Mexican companies payable in Mexico represents 93%, 94% and 92% of total current income taxes in 2016, 2015 and 2014, respectively.

The Mexican corporate income tax rate was 30% in 2016, 2015 and 2014. In accordance with the 2014 Tax Reform, the corporate income tax rate will be 30% in 2017 and thereafter.

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

The effects of income tax payable as of December 31, 2016 and 2015, in connection with the 2014 Mexican Tax Reform, are as follows:

	2016		2015
Tax losses of subsidiaries, net	Ps.	7,575,347	Ps.	6,679,444
Dividends distributed among the Group’s entities	—		6,227
	7,575,347		6,685,671
Less: Current portion (a)	1,188,470		372,752
Non-current portion (b)	Ps.	6,386,877	Ps.	6,312,919

(a)         Income tax provision accounted for as income taxes payable in the consolidated statement of financial position as of December 31, 2016 and 2015.

(b)         Income tax provision accounted for as long-term income taxes payable in the consolidated statement of financial position as of December 31, 2016 and 2015.

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

The effects of income tax payable as of December 31, 2016 and 2015, in connection with the 2010 Mexican Tax Reform, are as follows:

	2016		2015
Tax losses of subsidiaries, net	Ps.	15,332	Ps.	73,617
Dividends distributed among the Group’s entities	—		—
	15,332		73,617
Less: Current portion (a)	15,332		48,458
Non-current portion (b)	Ps.	—	Ps.	25,159

(a)         Income tax provision accounted for as income taxes payable in the consolidated statement of financial position as of December 31, 2016 and 2015.

(b)         Income tax provision accounted for as long-term income taxes payable in the consolidated statement of financial position as of December 31, 2016 and 2015.

Maturities of income tax payable, in connection with the 2014 and 2010 Mexican Tax Reforms, are as follows:

2017	Ps.	1,203,802
2018	1,801,141
2019	1,679,733
2020	1,319,750
2021	917,445
Thereafter	668,808
	Ps.	7,590,679

The following items represent the principal differences between income taxes computed at the statutory rate and the Group’s provision for income taxes.

	% 2016	% 2015	% 2014
Statutory income tax rate	30	30	30
Differences in inflation adjustments for tax and book purposes	1	4	3
Asset tax	5	—	3
Tax loss carryforwards	(20)	(10)	(2)
2014 Tax Reform	19	1	3
Income tax effect from prior years	—	—	4
Foreign operations	4	(2)	1
Disposition of investment	—	10	(11)
Share of loss in joint ventures and associates, net	(4)	—	—
Exchange of Convertible Debentures for Warrants of UHI	—	1	—
Effective income tax rate	35	34	31

The Group has recognized the benefits from tax loss carryforwards of Mexican companies in the Group as of December 31, 2016 and 2015. The years of expiration of tax loss carryforwards as of December 31, 2016 are as follows:

Year of Expiration	Tax Loss Carryforwards For Which Deferred Taxes Were Recognized
2017	Ps.	166,577
2018	2,026,448
2019	1,823,523
2020	361,725
2021	7,039,851
Thereafter	34,680,596
	Ps.	46,098,720

As of December 31, 2016, tax loss carryforwards of Mexican companies in the Group for which deferred tax assets were not recognized amounted to Ps.121,239, and will expire between 2022 and 2026.

During 2016, 2015 and 2014, certain Mexican subsidiaries utilized operating tax loss carryforwards in the amounts of Ps.1,236,444, Ps.2,931,218 and Ps.4,618,251, respectively.

In addition to the tax loss carryforwards of Mexican companies in the Group referred as of December 31, 2016, the Group has recognized the benefit from tax loss carryforwards derived from the disposal in 2014 of its investment in GSF in the amount of Ps.13,019,257 (see Note 3). As of December 31, 2016, tax loss carryforwards derived from this disposal for which deferred taxes were recognized amounted to Ps.9,714,998, and will expire in 2025.

As of December 31, 2016, tax loss carryforwards of subsidiaries in South America, the United States, and Europe amounted to Ps.2,839,684, and will expire between 2017 and 2036.

The deferred income taxes as of December 31, 2016 and 2015, were principally derived from the following temporary differences and tax loss carryforwards:

	2016		2015
Assets:
Accrued liabilities	Ps.	3,208,863	Ps.	2,656,354
Allowance for doubtful accounts	1,160,708		1,187,427
Customer advances	2,761,196		2,598,037
Tax loss carryforwards:
Operating	11,448,996		9,024,060
Capital	2,380,620		1,172,420
Liabilities:
Investments (1)	(4,471,232)		(3,504,137)
Property, plant and equipment, net	(305,654)		(954,678)
Derivative financial instruments	—		(1,801)
Intangible assets and transmission rights	(2,898,572)		(3,922,230)
Prepaid expenses and other items	(1,184,163)		(1,188,642)
Deferred income taxes of Mexican companies	12,100,762		7,066,810
Deferred income tax assets of foreign subsidiaries	279,683		195,348
Asset tax	—		402,880
Deferred income tax assets, net	Ps.	12,380,445	Ps.	7,665,038

(1)         Net of the benefit from tax loss carryforwards derived from the disposal of the Group’s investment in GSF, in the amount of Ps.2,914,499 in 2016 and 2015.

The deferred tax assets are in tax jurisdictions in which the Group considers that based on financial projections of its cash flows, results of operations and synergies between subsidiaries, will generate taxable income in subsequent periods.

The gross movement on the deferred income tax account is as follows:

	2016		2015
At January 1	Ps.	7,665,038	Ps.	8,317,268
Income statement charge	3,851,836		1,048,212
Tax change relating to components of other comprehensive income	863,571		386,817
Tax recognized as part of business combinations	—		(2,087,259)
At December 31	Ps.	12,380,445	Ps.	7,665,038

The movement in deferred income tax assets and liabilities during the year 2016 is as follows:

	At January 1, 2016		Charged (Credited) to Income		Charged (Credit) to Other Comprehensive Income		At December 31, 2016
Assets:
Accrued liabilities	Ps.	2,656,354	Ps.	552,509	Ps.	—	Ps.	3,208,863
Allowance for doubtful accounts	1,187,427		(26,719)		—		1,160,708
Customer advances	2,598,037		163,159		—		2,761,196
Prepaid expenses and other items	—		—		—		—
Tax loss carryforwards	10,196,480		3,633,136		—		13,829,616

Liabilities:
Investments	(3,504,137)		(2,067,429)		1,100,334		(4,471,232)
Property, plant and equipment, net	(954,678)		649,024		—		(305,654)
Derivative financial instruments	(1,801)		1,801		—		—
Intangible assets and transmission rights	(3,922,230)		1,023,658		—		(2,898,572)
Prepaid expenses and other items	(1,188,642)		241,242		(236,763)		(1,184,163)
Deferred income tax assets of foreign subsidiaries	195,348		84,335		—		279,683
Asset tax	402,880		(402,880)		—		—
Deferred income tax assets, net	Ps.	7,665,038	Ps.	3,851,836	Ps.	863,571	Ps.	12,380,445

The movement in deferred income tax assets and liabilities during the year 2015 is as follows:

	At January 1, 2015		Charged (Credited) to Income		Charged (Credit) to Other Comprehensive Income		Business Combinations		At December 31, 2015
Assets:
Accrued liabilities	Ps.	1,284,458	Ps.	1,328,869	Ps.	—	Ps.	43,027	Ps.	2,656,354
Allowance for doubtful accounts	917,269		234,277		—		35,881		1,187,427
Customer advances	2,186,836		386,827		—		24,374		2,598,037
Prepaid expenses and other items	297,836		(297,836)		—		—		—
Tax loss carryforwards	6,754,354		3,442,126		—		—		10,196,480

Liabilities:
Investments	(443,538)		(3,455,167)		394,568		—		(3,504,137)
Property, plant and equipment, net	(202,002)		(323,705)		—		(428,971)		(954,678)
Derivative financial instruments	(152,491)		150,690		—		—		(1,801)
Intangible assets and transmission rights	(2,961,129)		791,643		—		(1,752,744)		(3,922,230)
Prepaid expenses and other items	—		(1,172,065)		(7,751)		(8,826)		(1,188,642)
Deferred income tax assets of foreign subsidiaries	200,410		(5,062)		—		—		195,348
Asset tax	435,265		(32,385)		—		—		402,880
Deferred income tax assets, net	Ps.	8,317,268	Ps.	1,048,212	Ps.	386,817	Ps.	(2,087,259)	Ps.	7,665,038

The tax (charge) credit relating to components of other comprehensive income is as follows:

	2016
	Before Tax		Tax (Charge) Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	(255,713)	Ps.	—	Ps.	(255,713)
Exchange differences on translating foreign operations	767,165		356,829		1,123,994
Derivative financial instruments cash flow hedges	789,208		(236,763)		552,445
Warrants exercisable for common stock of UHI	(3,635,399)		1,090,620		(2,544,779)
Available-for-sale investments	(32,379)		9,714		(22,665)
Share of income of associates and joint ventures	(42,832)		—		(42,832)
Other comprehensive income	Ps.	(2,409,950)	Ps.	1,220,400	Ps.	(1,189,550)
Current tax			Ps.	356,829
Deferred tax			863,571
			Ps.	1,220,400

	2015
	Before Tax		Tax (Charge) Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	(166,044)	Ps.	—	Ps.	(166,044)
Exchange differences on translating foreign operations	498,954		206,520		705,474
Equity instruments	405,132		(121,541)		283,591
Cumulative gain in fair value from equity instruments reclassified to other finance income	(544,402)		163,321		(381,081)
Derivative financial instruments cash flow hedges	25,838		(7,751)		18,087
Convertible Debentures due 2025 issued by UHI	319,307		(95,821)		223,486
Cumulative gain in fair value from Convertible Debentures issued by UHI reclassified to other finance income	(4,718,175)		1,415,453		(3,302,722)
Warrants exercisable for common stock of UHI	3,303,182		(990,955)		2,312,227
Available-for-sale investments	(80,371)		24,111		(56,260)
Share of income of associates and joint ventures	19,705		—		19,705
Other comprehensive income	Ps.	(936,874)	Ps.	593,337	Ps.	(343,537)
Current tax			Ps.	206,520
Deferred tax			386,817
			Ps.	593,337

	2014
	Before Tax		Tax (Charge) Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	(27,811)	Ps.	—	Ps.	(27,811)
Exchange differences on translating foreign operations	221,260		119,646		340,906
Equity instruments	(328,340)		98,502		(229,838)
Derivative financial instruments cash flow hedges	(43,439)		13,032		(30,407)
Convertible Debentures due 2025 issued by UHI	2,058,432		(617,530)		1,440,902
Convertible debt instruments issued by Ares	670,375		(201,112)		469,263
Long-term debt financial instrument issued by Ares	54,417		(16,325)		38,092
Reclassification to other finance income	(770,941)		231,282		(539,659)
Available-for-sale investments	1,193,130		(357,939)		835,191
Share of income of associates and joint ventures	25,664		—		25,664
Other comprehensive income	Ps.	3,052,747	Ps.	(730,444)	Ps.	2,322,303
Current tax			Ps.	119,646
Deferred tax			(850,090)
			Ps.	(730,444)

The Group does not recognize deferred income tax liabilities related to its investments in associates and joint ventures, as the Group is able to control the timing of the reversal of temporary differences arising from these investments. As of December 31, 2016 and 2015, the deferred tax liabilities in connection with the Group’s investments in associates and joint ventures amounted to an aggregate of Ps.1,252,044 and Ps.520,946, respectively.

24.                               Earnings per CPO/Share

At December 31, 2016 and 2015, the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2016	2015
Total Shares	341,017,197	338,290,942
CPOs	2,444,082	2,423,881
Shares not in the form of CPO units:
Series “A” Shares	55,058,962	54,662,750
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

Basic earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2016, 2015 and 2014, are presented as follows:

	2016				2015				2014
	Per CPO		Per Each Series “A”, “B”, “D” and “L” Share		Per CPO		Per Each Series “A”, “B”, “D” and “L” Share		Per CPO		Per Each Series “A”, “B”, “D” and “L” Share
Net income attributable to stockholders of the Company	Ps.	1.28	Ps.	0.01	Ps.	3.77	Ps.	0.03	Ps.	1.87	Ps.	0.02

Diluted earnings per CPO and per Share attributable to stockholders of the Company:

	2016	2015
Total Shares	362,429,887	362,429,887
CPOs	2,573,894	2,573,894
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

Diluted earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2016, 2015 and 2014, are presented as follows:

	2016				2015				2014
	Per CPO		Per Each Series “A”, “B”, “D” and “L” Share		Per CPO		Per Each Series “A”, “B”, “D” and “L” Share		Per CPO		Per Each Series “A”, “B”, “D” and “L” Share
Net income attributable to stockholders of the Company	Ps.	1.20	Ps.	0.01	Ps.	3.52	Ps.	0.03	Ps.	1.74	Ps.	0.01

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

Cable

The Cable segment includes the operation of cable multiple systems covering the Mexico City metropolitan area, Monterrey and suburban areas, and over 200 other cities of Mexico; and the operation of telecommunication facilities through a fiber-optic network that covers the most important cities and economic regions of Mexico and the cities of San Antonio and San Diego in the United States (Bestel).

The cable multiple system businesses derive revenues from cable subscribers, principally from basic and premium television services subscription, pay-per-view fees, installation fees, Internet services subscription and telephone services subscription as well as from local and national advertising sales.

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

The table below presents information by segment and a reconciliation to consolidated total for the years ended December 31, 2016, 2015 and 2014:

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2016:
Content	Ps.	36,686,676	Ps.	2,314,419	Ps.	34,372,257	Ps.	14,748,037
Sky	21,941,247		70,954		21,870,293		9,898,516
Cable	31,891,616		162,364		31,729,252		13,236,117
Other Businesses	8,828,248		512,687		8,315,561		1,040,571
Segment totals	99,347,787		3,060,424		96,287,363		38,923,241
Reconciliation to consolidated amounts:
Eliminations and corporate expenses	(3,060,424)		(3,060,424)		—		(2,207,927)
Depreciation and amortization expense	—		—		—		(16,979,833)
Consolidated net sales and income before other expense	96,287,363		—		96,287,363		19,735,481		(1)
Other expense, net	—		—		—		(3,137,384)
Consolidated net sales and operating income	Ps.	96,287,363	Ps.	—	Ps.	96,287,363	Ps.	16,598,097	(2)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2015:
Content	Ps.	34,332,572	Ps.	1,462,004	Ps.	32,870,568	Ps.	14,564,225
Sky	19,253,526		107,197		19,146,329		8,972,258
Cable (3)	28,488,313		148,887		28,339,426		11,405,556
Other Businesses	8,124,337		428,831		7,695,506		753,340
Segment totals	90,198,748		2,146,919		88,051,829		35,695,379
Reconciliation to consolidated amounts:
Eliminations and corporate expenses	(2,146,919)		(2,146,919)		—		(1,960,848)
Depreciation and amortization expense	—		—		—		(14,660,929)
Consolidated net sales and income before other expense	88,051,829		—		88,051,829		19,073,602		(1)
Other expense, net	—		—		—		(328,477)
Consolidated net sales and operating income	Ps.	88,051,829	Ps.	—	Ps.	88,051,829	Ps.	18,745,125	(2)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2014:
Content	Ps.	34,868,080	Ps.	1,039,950	Ps.	33,828,130	Ps.	15,534,269
Sky	17,498,586		13,982		17,484,604		8,211,269
Cable (4)	20,937,250		116,258		20,820,992		7,882,911
Other Businesses	8,204,060		219,434		7,984,626		651,267
Segment totals	81,507,976		1,389,624		80,118,352		32,279,716
Reconciliation to consolidated amounts:
Eliminations and corporate expenses	(1,389,624)		(1,389,624)		—		(1,478,534)
Depreciation and amortization expense	—		—		—		(11,563,085)
Consolidated net sales and income before other expense	80,118,352		—		80,118,352		19,238,097		(1)
Other expense, net	—		—		—		(5,281,690)
Consolidated net sales and operating income	Ps.	80,118,352	Ps.	—	Ps.	80,118,352	Ps.	13,956,407	(2)

(1)         This amount represents income before other expense, net.

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

The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31, 2016, 2015 and 2014:

	Segment Assets at Year-End		Segment Liabilities at Year-End		Additions to Property, Plant and Equipment
2016:
Continuing operations:
Content	Ps.	112,639,928	Ps.	50,758,643	Ps.	2,677,448
Sky	28,359,148		14,227,757		6,297,131
Cable	86,194,625		25,624,966		18,450,446
Other Businesses	10,518,818		3,529,459		516,560
Total	Ps.	237,712,519	Ps.	94,140,825	Ps.	27,941,585
2015:
Continuing operations:
Content	Ps.	113,461,639	Ps.	43,668,182	Ps.	2,641,189
Sky	25,199,299		9,190,384		5,561,502
Cable	66,971,510		18,222,294		17,166,959
Other Businesses	11,375,305		3,169,793		333,419
Total	Ps.	217,007,753	Ps.	74,250,653	Ps.	25,703,069
2014:
Continuing operations:
Content	Ps.	89,251,814	Ps.	42,386,661	Ps.	2,319,616
Sky	23,016,509		12,012,642		5,154,341
Cable	64,397,382		14,166,918		9,487,903
Other Businesses	9,821,144		3,173,595		160,456
Total	Ps.	186,486,849	Ps.	71,739,816	Ps.	17,122,316

Segment assets reconcile to total assets as of December 31, 2016 and 2015, as follows:

	2016		2015
Segment assets	Ps.	237,712,519	Ps.	217,007,753
Investments attributable to:
Content (1)	56,500,230		49,778,624
Cable	728,775		574,751
Goodwill attributable to:
Content	241,973		318,942
Cable	13,793,684		13,793,684
Other Businesses	76,969		—
Total assets	Ps.	309,054,150	Ps.	281,473,754

(1)         Includes goodwill attributable to equity investments of Ps.359,613 in 2016 and 2015 (see Note 10).

Equity method gain recognized in income for the years ended December 31, 2016, 2015 and 2014 attributable to equity investments in Content, was Ps.1,189,517, Ps.50,498 and Ps.238,684, respectively.

Equity method loss recognized in income for the years ended December 31, 2016, 2015 and 2014 attributable to equity investments in Cable, was Ps.49,913, Ps.15,099 and Ps.225,511, respectively.

Segment liabilities reconcile to total liabilities as of December 31, 2016 and 2015, as follows:

	2016		2015
Segment liabilities	Ps.	94,140,825	Ps.	74,250,653
Debt not allocated to segments	118,628,925		107,701,324
Total liabilities	Ps.	212,769,750	Ps.	181,951,977

Geographical segment information:

	Total Net Sales		Segment Assets at Year-End		Additions to Property, Plant and Equipment
2016:
Mexico	Ps.	82,340,312	Ps.	229,472,576	Ps.	27,836,033
Other countries		13,947,051		8,239,943		105,552
	Ps.	96,287,363	Ps.	237,712,519	Ps.	27,941,585
2015:
Mexico	Ps.	75,926,603	Ps.	208,022,938	Ps.	25,290,033
Other countries		12,125,226		8,984,815		413,036
	Ps.	88,051,829	Ps.	217,007,753	Ps.	25,703,069
2014:
Mexico	Ps.	69,163,347	Ps.	178,704,058	Ps.	16,578,044
Other countries		10,955,005		7,782,791		544,272
	Ps.	80,118,352	Ps.	186,486,849	Ps.	17,122,316

Net sales are attributed to geographical segment based on the location of customers.

Net sales from external customers for the years ended December 31, 2016, 2015 and 2014 are presented by sale source, as follows:

	2016		2015		2014
Services	Ps.	72,915,848	Ps.	67,452,100	Ps.	61,764,168
Royalties		8,526,197		7,097,435		6,058,932
Goods		2,317,315		2,415,371		2,204,680
Leases (1)		12,528,003		11,086,923		10,090,572
Total	Ps.	96,287,363	Ps.	88,051,829	Ps.	80,118,352

(1)         This line includes primarily revenue from leasing set-top equipment to subscribers in the Sky and Cable segments, which is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group’s property and equipment and is leased to subscribers through operating lease contracts.

26.                               Commitments and Contingencies

Commitments

As of December 31, 2016, the Group had commitments for programming and transmission rights, mainly related to special events, in the aggregate amount of U.S.$74.1 million (Ps.1,529,098) and U.S.$888 million (Ps.18,325,032), respectively, with various payment commitments between 2017 and 2030.

At December 31, 2016, the Group had commitments in an aggregate amount of Ps.1,884,611, of which Ps.72,989 were commitments related to gaming operations, Ps.38,253 were commitments to acquire television technical equipment, Ps.197,282 were commitments for the acquisition of software and related services, and Ps.1,576,087 were construction commitments for building improvements and technical facilities.

In connection with a long-term credit facility, the Group expects to provide financing to GTAC in 2017 in the principal amount of Ps.260,149 (see Note 10).

At December 31, 2016, the Group had the following aggregate minimum annual commitments for the use of satellite transponders:

	Thousands of U.S. dollars
2017	U.S.$	10,260
2018		4,295
2019		642
2020		—
2021 and thereafter		—
	U.S.$	15,197

The Group leases facilities, primarily for its Gaming business, under operating leases expiring through 2047.

As of December 31, 2016, non-cancellable annual lease commitments (undiscounted) are as follows:

2017	Ps.	732,643
2018		652,629
2019		487,290
2020		464,686
2021		443,783
Thereafter		659,596
	Ps.	3,440,627

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

Infrastructure sharing - The Preponderant Economic Agent must make its passive broadcasting infrastructure (as defined) available to third-party concessionaries of broadcast television (as defined) for commercial purposes in a non-discriminatory and non-exclusive manner.

Advertising sales - The Preponderant Economic Agent must deliver to IFT and publish the terms and conditions of certain broadcast advertising services and fee structures, including commercials, packages, discount plans and any other commercial offerings.

Prohibition on acquiring certain exclusive content - The Preponderant Economic Agent may not acquire transmission rights, on an exclusive basis, for any location within Mexico with respect to certain relevant content, determined by IFT.

Over-the-air channels - When the Preponderant Economic Agent offers any of its over-the-air channels, or channels that have at least 50% of the programming that is broadcast daily in certain time on such channels, to its affiliates, subsidiaries, related partiers and third parties, for distribution through a different technological platform than over-the-air-broadcast television, the Preponderant Economic Agent must offer these channels to any other person that asks for distribution over the same platform as the Preponderant Economic Agent has offered, on the same terms and conditions.

Prohibition on participating in “buyers’ clubs” or syndicates to acquire audiovisual content, without IFT’s prior approval - The Preponderant Economic Agent may not enter into or remain a member of any “buyers’ club” or syndicates of audiovisual content unless it has received the prior approval of IFT.

There are currently no judgments or orders that would require the Group to divest any of the assets as a result of being declared a Preponderant Economic Agent in the broadcasting sector.

On March 9, 2017, as part of a biennial review of the broadcasting sector preponderance rules, the IFT has issued a ruling that amends some of the existing preponderance rules in broadcasting and includes some additional obligations on the Company and some of its subsidiaries (the “New Preponderance Measures”). The New Preponderance Measures maintain most of the measures previously issued by IFT on March 6, 2014, but with certain modifications and additions, which include, among others, the following:

Sharing of infrastructure — In addition to the previously imposed obligations regarding the sharing of passive infrastructure, the New Preponderance Measures have included the service of signal emissions in the event that no passive infrastructure exists. In addition, the New Preponderance Measures strengthen the supervision of the services provided by the Group and the tariffs arrangements made with its clients, and include certain rules relating to the publicity of its tariffs. A new electronic management system is also included as part of the new measures which will facilitate the access to certain information by users of the Group’s infrastructure as well as by IFT.

Prohibition to acquire certain exclusive content for broadcasting — This measure has been modified by enabling the Group to acquire relevant content under certain circumstances, as long as it makes available such rights for its sublicensing to other broadcasters in Mexico on non-discriminatory terms.

Advertising services — IFT modified this measure mainly by including specific requirements to the Group in its provision of over the air advertising services, particularly, to telecommunications companies. Such requirements include, among others: a) publishing and delivering to IFT specific information regarding tariffs, discount plans, contracting and sales terms and conditions, contract forms and other relevant practices; and b) terms and conditions that prohibit discrimination or refusal to deal, conditioned sales and other conditions that inhibit competition. The Group will also have to provide very detailed information to IFT on a recurrent basis of over the air advertising services related to telecommunications companies.

Accounting separation — The Group will have to implement accounting separation methodologies that will be further regulated and defined based on certain criteria to be determined by IFT.

The Company will continue to assess the extent and impact of the various measures, terms, conditions and restrictive obligations in connection with its designation by IFT as Preponderant Economic Agent, including the New Preponderance Measures, and will analyze carefully any actions and/or remedies (legal, business and otherwise) that the Company should take and/or implement regarding these matters.

Contingencies

In March 2015, the investigative authority of the IFT issued a preliminary opinion that presumed the probable existence of substantial power in the market of restricted television and audio services in Mexico, with respect to the Company and certain of its subsidiaries. On September 30, 2015, the Governing Board of the IFT determined that the Group did not have substantial power in such market (“IFT Resolution”). Although this resolution was final at the administrative level, certain third parties filed amparo proceedings challenging the constitutionality of the IFT Resolution. On January 19, 2017, as a result of an injunction filed by a competitor, a Circuit Court ordered IFT to revoke the IFT Resolution and issue a new resolution. In summary, the Court determined that in IFT’s original examination, IFT took into consideration elements of information outside the relevant period of time under review, which should have been exclusively the period between January 2009 and August 2014. On March 2, 2017, the IFT announced that the Company, together with some of its subsidiaries, has been declared by the Governing Board of the IFT to be an economic agent with substantial power in the market of restricted television and audio services in Mexico, based on data relevant up to 2014. As a consequence of the new resolution notified to the Company, IFT will begin a new proceeding by which it may or may not determine the imposition of certain measures on the Company in respect to the relevant market. The Company will be heard in this proceeding. The Company considers that the reversal of the IFT Resolution is unconstitutional and does not comply with the guidelines of the Circuit Court and, therefore, it will pursue all options in its defense. Even though the Company will vigorously defend its stance, it is not possible to determine the outcome.

There are several legal actions and claims pending against the Group, which are filed in the ordinary course of business. In the opinion of the Company’s management, none of these actions and claims is expected to have a material adverse effect on the Group’s financial statements as a whole; however, the Company’s management is unable to predict the outcome of any of these legal actions and claims.