Form 20-F/A
period 2017-12-31
GRUPO TELEVISA, S.A.B.
filed 2018-02-15
CIK 912892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.  (Check one):

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

☐ Yes   ☒ No

Explanatory Note

Grupo Televisa, S.A.B. (the “Company,” “we,” “us,” or “our”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2016, which was originally filed on April 28, 2017 (the “Original Filing”), to (i) amend and restate Item 15 of Part II, “Controls and Procedures,” with respect to our conclusions regarding the effectiveness of our disclosure controls and procedures and our internal control over financial reporting; and (ii) amend and restate the related audit report of PricewaterhouseCoopers, S.C.’s (“PwC”), as a result of material weaknesses in our internal control over financial reporting identified subsequent to the issuance of our Original Filing included in both Item 8 of Part II, “Financial Information,” and Item 18 of Part III, “Financial Statements.” There have been no adjustments or changes to the financial statements included in Items 8 and 18. In addition, we are filing this Amendment to amend and restate Item 3 of Part I, “Key Information,” with the only change being the addition of a related risk factor with respect to the material weaknesses.

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the certifications required by Rule 13a-14(a) under the Exchange Act are also being filed as exhibits to this Amendment. This Amendment should be read in conjunction with the Original Filing, which continues to speak as of the date of the Original Filing. Except as specifically noted above, this Amendment does not modify or update disclosures in the Original Filing. Accordingly, this Amendment does not reflect events occurring after the filing of the Original Filing or modify or update any related or other disclosures.

Part I

Item 3. Key Information*

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

*  This item is amended and restated, with the only change being the addition of a risk factor relating to the material weaknesses.

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

			As of December 31,
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

(3)               For further analysis of net earnings per CPO (as well as corresponding amounts per Series “A” Share not traded as CPOs), see Note 24 to our consolidated year-end financial statements. In April 2016 and 2015, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO, respectively. In 2014, the Company’s stockholders did not approve the payment of any dividends. In December 2013, and April 2013 and 2012, our stockholders approved the payment of a dividend of Ps.0.35 per CPO, respectively.

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

We Have Identified Material Weaknesses in Our Internal Controls Over Financial Reporting, and if We Fail to Remediate these Material Weaknesses and Achieve an Effective System of Internal Controls, We May Not Be Able to Report Our Financial Results Accurately. In Addition, the Trading Price of Our Securities May Be Adversely Affected by a Related Negative Market Reaction

Subsequent to the issuance of our Original Filing, we identified material weaknesses in our internal controls over financial reporting, which were previously disclosed in the Company’s Form 6-K filed January 26, 2018. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses in the Company’s internal control over financial reporting arose because the Company did not appropriately design, maintain or monitor certain controls in response to the risk of material misstatement, including controls over certain information technology controls, did not design and maintain effective controls over  segregation of duties within the accounting systems, including review and approval of manual journal entries, and had ineffective controls with respect to the accounting for certain revenue and the related accounts receivable at certain divisions.

As of the date of this Amendment, the process of designing, implementing and validating remedial measures related to the material weaknesses noted above have begun. While none of these weaknesses resulted in improper activities or inaccuracies in or adjustments to our previously filed financial statements, if our efforts to remediate the items noted above are not successful, we may be unable to report our future results of operations accurately and make our required filings with government authorities, including the SEC. Furthermore, our business and operating results and the price of our securities may be adversely affected by related negative market reactions. While we have no reason to believe there will be further additional material weaknesses identified, we cannot be certain that in the future additional material weaknesses will not exist or otherwise be discovered.

For further details, see Item 15 “Controls and Procedures.”

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

Part II

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on the previous evaluation as of December 31, 2016, included in our Annual Report on Form 20-F filed on April 28, 2017, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. However, subsequent to that evaluation, due to the material weaknesses in internal control over financial reporting described below, our Co-Chief Executive Officers and principal financial officer have now concluded that our disclosure controls and procedures were not effective as of December 31, 2016.

Notwithstanding the material weaknesses described below, our management has concluded that the Company’s consolidated financial statements for the periods covered by and included in this Annual Report on Form 20-F/A are fairly stated in all material respects in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, without any need for adjustment.

Management’s Annual Report on Internal Control Over Financial Reporting (Restated)

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Subsequent to the issuance of the Original Filing and as previously disclosed, the Company’s management, has identified the following control deficiencies which constituted material weaknesses in our internal control over financial reporting as of December 31, 2016.

Risk Assessment

The Company did not appropriately design, maintain or monitor certain controls in response to the risk of material misstatement.  The deficiencies in risk assessment contributed to the following material weaknesses, which were previously disclosed by the Company on January 26, 2018:

1.     The Company did not design and maintain effective controls over certain information technology (“IT”) systems that are relevant to the preparation of the consolidated financial statements. Specifically, the Company did not design and maintain: (i) user access controls to appropriately segregate duties and adequately restrict user and privileged access to certain financial applications, data and programs to the appropriate Company personnel, and (ii) effective controls over program changes for certain financial systems, including effective controls to monitor developers’ access to production and testing of program changes. These deficiencies, when aggregated, could impact maintaining adequate segregation of duties as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports).

2.     The Company did not design and maintain effective controls over segregation of duties within the accounting systems, including certain individuals with the ability to gain access to prepare and post journal entries across substantially all key accounts of the Company without an independent review performed by someone other than the preparer.

3.     The Company had ineffective controls with respect to the accounting for certain revenue and related accounts receivable, including maintaining effective controls to prevent or detect errors related to the recording of customer revenue transactions in our cable companies and content division. Specifically, we had insufficient controls related to the accuracy of recorded revenue transactions, the assessment of the allowance for doubtful accounts and the preparation, analysis and review of certain revenue and related account reconciliations.

While these material weaknesses did not result in any material misstatement of our historical financial statements, these material weaknesses could result in a misstatement of the account balances or disclosures that would result in a material misstatement to the annual consolidated financial statements that would not be prevented or detected.

In Management’s Annual Report on Internal Control Over Financial Reporting included in our original Annual Report on Form 20-F for the year ended December 31, 2016, our management previously concluded that we maintained effective internal control over financial reporting as of December 31, 2016. Management has subsequently concluded that the material weaknesses described above existed as of December 31, 2016. As a result, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2016 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.  Accordingly, management has restated its report on internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers, S.C., an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

Except for the material weaknesses described above and the remediation activities described below, we have not identified changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Remediation Plan and Activities

Once we identified the material weaknesses described under “Management’s Annual Report on Internal Control Over Financial Reporting (Restated)”, we developed a program to remediate the combination of deficiencies comprising these material weaknesses. Accordingly, we have already commenced the implementation of our remediation program for the material weaknesses affecting our internal control over financial reporting, at the corporate level and at the business segments on which we identified such weaknesses, including the enhancement and strengthening of existing internal controls, as well as the design and adoption of new compensating internal controls.

Our program includes activities designed for the achievement of control objectives to be performed in the financial reporting cycle at all levels of the Company, at various stages within business processes, and over the technology environment. These control activities are preventive and detective in nature and encompass a range of supplementary automated and manual activities such as authorizations and approvals, verifications, reconciliations, and business performance reviews, as well as an appropriate segregation of duties.

As of the date of this filing, we have already implemented, or are in the process of implementing, the aforementioned control activities as part of our remediation program, including the modification of related existing internal controls.

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

Exhibit Number		Description of Exhibits

2.17	—

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

Second Amended and Restated 2011 Program License Agreement, dated as of July 1, 2015, by and among Televisa, S.A. de C.V. and Univision Communications Inc (previously filed with the Securities and Exchange Commission as Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference).

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

4.34

English summary of merger agreement, dated March 4, 2016, by and among Corporativo Vasco de Quiroga, S.A. de C.V. and Grupo TVI Telecom, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference)

8.1†	—	List of Subsidiaries of Registrant.

12.1	—	Co-CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated February 14, 2018.

12.2	—	Co-CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated February 14, 2018.

12.3	—	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated February 14, 2018.

13.1	—	Co-CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated February 14, 2018.

13.2	—	Co-CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated February 14, 2018.

Exhibit Number		Description of Exhibits

13.3	—	Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated February 14, 2018.

23.1	—	Consent of PricewaterhouseCoopers, S.C.

*                       Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

†        Previously filed.

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

GRUPO TELEVISA, S.A.B.

	By:	/s/ Carlos Ferreiro Rivas
Name: Carlos Ferreiro Rivas
Title: Vice President of Finance

	By:	/s/ José Antonio Lara Del Olmo
Name: José Antonio Lara Del Olmo
Title: Vice President of Administration

Date: February 14, 2018

GRUPO TELEVISA, S. A. B. AND SUBSIDIARIES

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2016 AND 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Grupo Televisa, S. A. B.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Grupo Televisa, S.A.B. and its subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Management and we previously concluded that the Company maintained effective internal control over financial reporting as of December 31, 2016. However, management has subsequently determined as described in Item 15, that material weaknesses in internal control over financial reporting related to deficiencies in risk assessment existed, as the Company did not appropriately design, maintain or monitor certain controls in response to the risk of material misstatement.  The deficiencies in risk assessment contributed to additional material weaknesses as described in Item 15, as the Company did not appropriately design and maintain effective controls over certain information technology general controls, did not design and maintain effective controls over segregation of duties within the accounting systems, including review and approval of manual journal entries, and had ineffective controls with respect to the accounting for certain revenue and the related accounts receivable at certain divisions. Accordingly, management’s report has been restated and our present opinion on internal control over financial reporting, as presented herein, is different from that expressed in our previous report. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because as described in Item 15, material weaknesses in internal control over financial reporting related to deficiencies in risk assessment existed, as the Company did not appropriately design, maintain or monitor certain controls in response to the risk of material misstatement.  The deficiencies in risk assessment contributed to additional material weaknesses as described in Item 15, as the Company did not design and maintain effective controls over certain information technology general controls, did not design and maintain effective controls over segregation of duties within the accounting systems, including review and approval of manual journal entries, and had ineffective controls with respect to the accounting for certain revenue and the related accounts receivable at certain divisions.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2016 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.   The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures, as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers, S.C.
/s/ L.C.C. Alberto Del Castillo Velasco Vilchis
Audit Partner
Mexico City

April 28, 2017, except with respect to our opinion on internal control over financial reporting insofar as it relates to the effects of the matters described in the penultimate paragraph of Management’s Annual Report on Internal Control Over Financial Reporting, as to which the date is February 14, 2018

Consolidated Statements of Financial Position

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