Form 20-F
period 2017-12-31
GRUPO TELEVISA, S.A.B.
filed 2018-04-30
CIK 912892

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

Luis Alejandro Bustos Olivares

Grupo Televisa, S.A.B.

Av. Vasco de Quiroga No. 2000

Colonia Santa Fe

01210 Mexico City

Mexico

Telephone: (011-52) (55) 5022-5899

Facsimile: (011-52) (55) 5261-2546

E-mail: labustoso@televisa.com.mx

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017 was:

116,787,660,217 Series “A” Shares
53,935,763,045 Series “B” Shares
85,806,837,531 Series “L” Shares
85,806,837,531 Series “D” Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

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

Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2017 and (ii) references to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “U.S. dollars,” “$” or “U.S.$” are to United States dollars.

In this annual report, “we,” “us,” “our” or “Company” refer to Grupo Televisa, S.A.B. and, where the context requires, its consolidated entities.  “Group” refers to Grupo Televisa, S.A.B. and its consolidated entities.

Part I

Item 1.         Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

Item 3.         Key Information

Selected Financial Data

The following tables present our selected consolidated financial information as of and for each of the periods indicated. This information is qualified in its entirety by reference to, and should be read together with, our audited consolidated year-end financial statements. The following data for each of the years ended December 31, 2017, 2016, 2015, 2014 and 2013 has been derived from our audited consolidated year-end financial statements, including the consolidated statements of financial position as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2017, 2016 and 2015, and the accompanying notes appearing elsewhere in this annual report.

The selected consolidated financial information as of December 31, 2017, 2016, 2015, 2014 and 2013 and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, was prepared in accordance with IFRS, as issued by the IASB.

The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translations included in the following tables, except capital expenditures,  is determined by reference to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de México, S.A., or CitiBanamex, as of December 31, 2017, which was Ps.19.7051 per U.S. Dollar. This annual report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.

	Year Ended December 31,
	2017		2017		2016		2015		2014		2013
	(Millions of U.S. Dollars or millions of Pesos)(1)
Income Statement Data:
Net sales	U.S.$	4,784	Ps.	94,274	Ps.	96,287	Ps.	88,052	Ps.	80,118	Ps.	73,791
Operating income	723		14,243		16,598		18,745		13,956		18,738
Finance (expense) income, net (2)	(269)		(5,305)		(9,532)		(123)		(4,329)		885
Net income	334		6,578		5,333		12,325		6,660		10,234
Net income attributable to stockholders of the Company	230		4,524		3,721		10,899		5,387		7,748
Net income attributable to non-controlling interests	104		2,053		1,612		1,426		1,273		2,486
Basic earnings per CPO attributable to stockholders of the Company (3)	—		1.54		1.28		3.77		1.87		2.71
Diluted earnings per CPO attributable to stockholders of the Company (3)	—		1.46		1.20		3.52		1.74		2.50
Weighted-average number of shares outstanding (in millions)(3)(4)	—		344,033		341,017		338,291		337,551		335,263
Cash dividend per CPO(3)	—		0.35		0.35		0.35		—		0.70

	Year Ended December 31,
	2017		2017		2016		2015		2014		2013
Comprehensive Income Data:
Total comprehensive income	U.S.$	363	Ps.	7,162	Ps.	4,144	Ps.	11,982	Ps.	8,982	Ps.	11,833
Total comprehensive income attributable to stockholders of the Company	262		5,162		2,426		10,478		7,672		9,336
Total comprehensive income attributable to non-controlling interests	101		2,000		1,718		1,504		1,310		2,497

	As of December 31,
	2017		2017		2016		2015		2014		2013
Financial Position Data:
Cash and cash equivalents	U.S.$	1,966	Ps.	38,735	Ps.	47,546	Ps.	49,397	Ps.	29,729	Ps.	16,692
Temporary investments	305		6,014		5,498		5,330		4,789		3,723
Total assets	15,083		297,220		309,054		281,474		235,552		194,109
Short-term debt and current portion of long-term debt (5)	16		307		851		2,980		337		314
Interest payable(5)	91		1,797		1,827		1,184		975		796
Long-term debt, net of current portion(6)	6,191		121,993		126,147		107,431		80,661		59,743
Customer deposits and advances	954		18,798		21,709		20,985		20,435		22,437
Capital stock	253		4,978		4,978		4,978		4,978		4,978
Total equity (including non-controlling interests)	5,057		99,657		96,284		99,522		87,915		78,579
Shares outstanding (in millions)(4)	—		342,337		341,268		338,468		338,056		335,501

	Year Ended December 31,
	2017		2017		2016		2015		2014		2013
Cash Flow Data:
Net cash provided by operating activities	U.S.$	1,274	Ps.	25,100	Ps.	36,657	Ps.	31,286	Ps.	28,463	Ps.	23,806
Net cash used in investing activities	(880)		(17,331)		(29,000)		(23,782)		(22,740)		(25,246)
Net cash (used in) provided by financing activities	(836)		(16,469)		(9,991)		12,033		7,231		(924)
(Decrease) increase in cash and cash equivalents	(447)		(8,811)		(1,851)		19,668		13,037		(2,371)
Other Financial Information:
Capital expenditures(7)	U.S.$	885	Ps.	16,760	Ps.	27,942	Ps.	25,524	Ps.	17,004	Ps.	14,871

Other Data (unaudited):
Magazine circulation (millions of copies)(8)	—		72		90		103		117		126
Number of employees (at year end)	—		39,900		42,200		43,900		39,500		32,000
Number of Sky subscribers (in thousands at year end)(9)	—		8,003		8,027		7,284		6,638		6,015
Number of Pay Television RGUs (in thousands at year end)(10)	—		4,185		4,206		4,061		3,357		2,495
Number of Broadband Internet RGUs (in thousands at year end)(10)	—		3,797		3,412		3,067		2,289		1,667
Number of Digital Telephony RGUs (in thousands at year end)(10)	—		2,122		2,113		1,891		1,228		916

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

(3)               For further analysis of net earnings per CPO (as well as corresponding amounts per Series “A” Share not traded as CPOs), see Note 24 to our consolidated year-end financial statements. In April 2017, 2016 and 2015, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO, respectively. In 2014, the Company’s stockholders did not approve the payment of any dividends. In December 2013 and April 2013, our stockholders approved the payment of a dividend of Ps.0.35 per CPO, respectively.

(4)               As of December 31, 2017, 2016, 2015, 2014 and 2013, we had four classes of common stock: Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares. Our shares are publicly traded in the United Mexican States, or Mexico, primarily in the form of CPOs, each CPO representing 117 shares comprised of 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares; and in the United States in the form of Global Depositary Shares, or GDSs, each GDS representing five CPOs. As of December 31, 2017, there were approximately 2,451.6 million CPOs issued and outstanding, each of which was represented by 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares, and an additional number of approximately 55,497.3 million Series “A” Shares, 0.2 million Series “B” Shares, 0.2 million Series “D” Shares and 0.2 million Series “L” Shares issued and outstanding (not in the form of CPO units). See Note 16 to our consolidated year-end financial statements.

(5)               The figures set forth in this line item are presented at amortized cost (principal amount, net of finance costs). Interest payable is included in current portion of long-term debt in the consolidated statements of financial position as of December 31, 2017 and 2016, and prior to 2014 was presented as a separate line item of consolidated current liabilities in the consolidated statement of financial position. See Notes 2(n) and 13 to our consolidated year-end financial statements.

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

Dividends

Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the Series “A” Shares and Series “B” Shares voting together, generally, but not necessarily, on the recommendation of the Board of Directors, as well as a majority of the Series “A” Shares voting separately.  Emilio Azcárraga Jean indirectly controls the voting of the majority of the Series “A” Shares and, as a result of such control, both the amount and the payment of dividends require his affirmative vote.  See “Major Stockholders and Related Party Transactions — The Major Stockholders”.    On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual ordinary dividend of Ps.0.35 per CPO.  On April 2, 2013, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share.  In addition to the dividend payment approved by our stockholders on April 2, 2013, and based on a proposal by our Board of Directors, on December 9, 2013, at a general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. The dividend approved on December 9, 2013 was in lieu of the annual dividend for 2014 that would otherwise typically have been approved in April 2014. On April 29, 2015, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 28, 2016, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps. 1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps. 0.002991452991 per share. On April 28, 2017, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 27, 2018, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,073.4 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted on and approved at the applicable general stockholders’ meetings.

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

Period	High	Low	Average(1)	Period End
2013	13.4330	11.9760	12.7584	13.0980
2014	14.7940	12.8455	13.3022	14.7500
2015	17.3580	14.5640	15.8735	17.1950
2016	20.8415	17.1900	18.6674	20.6170
2017	21.8910	17.4775	18.8841	19.6397
October	19.1785	18.2110	18.8215	19.1290
November	19.2565	18.5125	18.9306	18.6335
December	19.7325	18.6200	19.1765	19.6395
2018 (through April 20, 2018)	19.4840	17.9705	18.6176	18.6145
January	19.4840	18.4880	18.9118	18.6215
February	18.9010	18.3600	18.6473	18.8405
March	18.8635	18.1676	18.5901	18.1676
April (through April 20, 2018)	18.8145	17.9705	18.2081	18.6145

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

On April 20, 2018, the noon buying rate was Ps.18.6145 per U.S.$1.00.

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

Mexico Has Experienced Adverse Economic Conditions, Which Could Have a Negative Impact on Our Results of Operations and Financial Condition

Mexico has historically experienced uneven periods of economic growth. Mexican gross domestic product, or GDP, increased by 3.3% in 2015, increased by 2.9% in 2016 and increased by 2.0% in 2017. Mexican GDP growth reached Mexican government forecasts in 2017 and, according to Mexican government forecasts, Mexican GDP is expected to increase in a range between 1.9% — 2.3% in 2018. We cannot assure you that these estimates and forecasts will prove to be accurate.

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

Developments and the Perception of Risk in other Countries, Especially in Europe, the United States and Emerging Market Countries, May Materially Adversely Affect the Mexican Economy, the Market Value of Our Securities and Our Results of Operations

The market value of securities of Mexican companies, the social, economic and political situation in Mexico and our financial condition and results of operations are, to varying degrees, affected by economic and market conditions in other countries, including the United States, China and other Latin American and emerging market countries.  Therefore, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value or trading price of securities of Mexican issuers. Crises in the United States, Europe, China or emerging market countries may reduce investor interest in securities issued by Mexican companies, including those issued by us.

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

In addition, in recent years economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement, or NAFTA, and increased economic activity between the two countries. Adverse economic conditions in the United States or other related events could have a significant adverse effect on the Mexican economy, which could adversely affect our business. Talks to renegotiate NAFTA are currently underway, and the U.S. and Mexico administrations have indicated their willingness to withdraw from NAFTA under certain circumstances. Any action taken by the current U.S. or Mexico administrations, including termination of or any amendments to NAFTA, could have a negative impact on the Mexican economy, such as reductions in the levels of remittances, reduced commercial activity or bilateral trade, or declining foreign direct investment in Mexico.  In addition, increased or perceptions of increased economic protectionism in the United States and other countries could potentially lead to lower levels of trade and investment and economic growth, which could have a similarly negative impact on the Mexican economy.  These economic and political consequences could adversely affect our business and our results of operations.

We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not materially adversely affect our business, financial condition, results of operations, cash flows, prospects and the market price of our shares. In addition, there is uncertainty in global markets stemming from the June 2016 referendum regarding the role of the United Kingdom in the European Union and the subsequent outcome of the vote to leave the European Union (“Brexit”). The terms of exit from the European Union by the United Kingdom are unclear.  The formal notification by the United Kingdom to the European Council under Article 50 of the Treaty on European Union was made on March 29, 2017, triggering a two-year period during which the terms of Brexit are to be negotiated.  The United Kingdom and European Union announced in March 2018 an agreement in principle to transitional provisions under which European Union law would remain in force in the United Kingdom until the end of December 2020, but this remains subject to successful conclusion of a final agreement on Brexit.  In the absence of such an agreement there would be no transitional provisions and Brexit would occur at the end of the two year period on March 29, 2019.  It is possible that the United Kingdom’s choice to leave the European Union will have a significant impact on macroeconomic conditions in the United Kingdom, the European Union and the rest of the world. Immediately following the Brexit vote, there were significant devaluations of the British pound. In the days following the Brexit vote, the performance of global financial markets, particularly international stock markets, was significantly affected. Even though the long-term effects of Brexit on capital markets, foreign exchange markets and on the overall political and macroeconomic situation globally remain uncertain and will in large part depend on the outcome of the Brexit negotiations, there will likely continue to be a period of instability and volatility in global financial markets until the terms and times of the United Kingdom’s departure from the European Union are clear. As a result, Brexit may adversely affect political regulatory, economic and market conditions and contribute to the instability of global political institutions, regulatory agencies and financial markets, negatively impacting our business, results of operations and financial condition.

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

The public decisions and announcements of the presidential administration in the United States have had, and may continue to have, an adverse effect on the value of the Peso against other currencies, particularly the U.S. Dollar. The decision by the U.S. Federal Reserve to increase applicable interest rates for bank reserves could also affect the exchange rate of the Peso relative to the U.S. Dollar.

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

Renegotiation of Trade Agreements or Other Changes in Foreign Policy by the Presidential Administration in the United States Could Adversely Affect Imports and Exports Between Mexico and the United States and Other Economic and Geopolitical Effects may Adversely Affect Us

As a result of the U.S. elections in November 2016 and the change in U.S. presidential administration in January 2017, there has been uncertainty regarding U.S. policies related to trade, tariffs, immigration, and foreign affairs, including with respect to Mexico. In particular, the U.S. administration has stated its intent to renegotiate NAFTA or even withdraw from NAFTA in certain circumstances.  The Mexican government has also mentioned its willingness to renegotiate or withdraw from NAFTA. The Mexican economy has become very connected to the U.S. economy, due in part to the high level of economic activity between the two countries, including trade and investment facilitated by NAFTA.  The NAFTA parties are currently engaged in negotiations regarding potential amendments to various aspects of NAFTA.  The presidential administration in the United States and/or the Mexican government could withdraw from or renegotiate the terms of trade agreements between the United States and Mexico, such as NAFTA, which could significantly affect the Mexican economy, including the level of imports and exports, domestic and foreign investment, economic activity, and employment.  Such impacts could adversely affect our activities, financial condition, results of operations, cash flows and prospects as well as the market price of our shares. Other economic and geopolitical effects, including those related to United States policy on trade, tariffs and immigration, may also adversely affect us.

High Inflation Rates in Mexico May Decrease Demand for Our Services While Increasing Our Costs

In the past, Mexico has experienced high levels of inflation.  The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 2.1% in 2015, 3.4% in 2016, 6.8% in 2017 and is projected to be 4.3% in 2018.  An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States.  High inflation rates can adversely affect our business and results of operations in, among others, the following ways:

•                  inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products; and

•                  to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms.

High Interest Rates in Mexico Could Increase Our Financing Costs

In the past, Mexico had, and may in the future have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 3.0%, 4.2% and 6.7% for 2015, 2016 and 2017, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

Political Events in Mexico Could Affect Mexican Economic Policy and Our Business, Financial Condition and Results of Operations

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant effect on Mexican private-sector entities in general, and us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities. In the past, economic and other reforms have not been enacted because of strong congressional opposition to the Mexican president.

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

Presidential and federal congressional elections are scheduled to take place on July 1, 2018. The electoral process could lead to friction among political parties and the executive branch officers, which could cause political and economic instability. The elections are complex and competitive and we cannot  predict the outcome of these elections. This unpredictable environment could create volatility in the market. During election years, Mexico historically has experienced an atmosphere of uncertainty, probable economic restraint in the field of private investment and political and social tension. We cannot predict any new policies to be implemented by the new government. In addition, the outcome of such presidential election could lead to additional changes in the regulation of the sectors in which we operate.

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

As a result of the amendments to the Mexican Constitution and the LFTR relating to telecommunications, television, radio and antitrust, concessions for the use of spectrum are now only granted through public bid processes. As a result of such reform, the “Auction Program for Digital Television Broadcast Frequencies”, or the Program, was approved by IFT and took place in 2014. The Program granted concessions over frequencies that might be grouped in order to create at least two national networks with national geographic coverage, or National Digital Networks. The Program provided that holders of concessions that may be granted thereunder will only be entitled to provide broadcasting services, in connection with each radioelectric frequency (channel), within the geographic coverage zone defined by the Program.

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

Pursuant to a resolution published in the Official Gazette of the Federation, concessionaires or groups having commercial, organizational, economic or legal relations and that together hold concessions for broadcasting services representing at least 12 MHz of radio-electric spectrum in any geographic coverage zone may not participate in the public bid for National Digital Networks. Accordingly, we were prevented from participating in the bidding. In March 2015, IFT issued its ruling announcing Grupo Radio Centro, S.A.B. de C.V., or Grupo Radio Centro, and Cadena Tres I, S.A. de C.V., or Imagen Television as winning bidders for two free to air broadcasting licenses with separate national coverage.  Imagen Television has completed the process, has received its license and began broadcasting on October 17, 2016. However, since Grupo Radio Centro failed to pay the amount they bid for their free to air broadcasting license, the IFT’s ruling announcing them as a winning bidder was declared null and void and they did not receive the license.  As a result, the auction of the portion of the spectrum that was going to be assigned to Grupo Radio Centro took place during 2017. The new bid was for 148 channels for Digital Terrestrial Television, including at least 123 channels that were not allocated in the IFT-1 bidding process for the two national digital broadcast television networks. At the end of the process, offers were received for 32 channels located in 29 different coverage areas located in 17 States and covering about 45 percent of the country’s total population.The bidding process concluded in December 2017 with the issuance of the corresponding concession titles in favor of Compañía Periodística Sudcaliforniana, S.A. de C.V., Comunicación 2000, S.A. de C.V., Francisco de Jesús Aguirre Gómez, Intermedia de Chihuahua, S.A. de C.V., José Guadalupe Manuel Trejo García, Multimedios Televisión, S.A. de C.V., Quiero Media, S.A. de C.V., Radio Comunicación Gamar, S.A. de C.V., Radio Operadora Pegasso, S.A. de C.V., Radio-Televisión de Nayarit, S.A. de C.V., Tele Saltillo, S.A. de C.V., Televisión Digital, S.A. de C.V. and Telsusa Televisión México, S.A. de C.V.

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

Article 15-A of the Ley del Seguro Social, or the Social Security Law, could materially adversely affect our financial condition and results of operations.  Article 15-A provides that a company that receives personnel services from a third party on any of the company’s premises with such personnel under its control, is jointly bound to comply with the obligations related to social security that have to be fulfilled by such personnel services providers for the benefit of their respective employees.  Article 15-A also requires the Company to send a list to the Instituto Mexicano del Seguro Social, or the Social Security Mexican Institute, of all agreements entered into with personnel services providers.

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

Elimination of the tax consolidation regime: As a consequence of this reform, we have been paying since 2014, and expect to continue to pay for six more years, income tax that was deferred in prior years in an aggregate amount of Ps.6,813 million.

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

On March 6, 2014, IFT issued a decision (the “Preponderance Decision”) whereby it determined that we, together with other entities with concessions to provide broadcast television, including some of our subsidiaries, are preponderant economic agents in the broadcasting sector in Mexico (together, the “Preponderant Economic Agent”).  The Preponderance Decision imposes on the Preponderant Economic Agent various measures, terms, conditions and restrictive obligations, some of which are described below, that may significantly and adversely affect the activities and businesses of our broadcasting businesses, as well as the results of operations and financial condition:

•                  Infrastructure sharing — The Preponderant Economic Agent must make its passive broadcasting infrastructure available to third-party concessionaires of broadcast television for commercial purposes in a non-discriminatory and non-exclusive manner, with the exception of broadcasters that, at the time the measures enter into force, have 12 MHz or more of radio-electric spectrum in the geographic area concerned.  Such passive broadcasting infrastructure includes, among others, non-electronic elements at transmitting locations, rights of way, ducts, masts, trenches, towers, poles, security, sites, land, energy sources and air conditioning system elements. This action may result in the Preponderant Economic Agent being bound to incur substantial additional costs and obligations in complying with this requirement, as well as affecting the results of operations. Furthermore, this measure will facilitate the entry and expansion of new competitors in the broadcasting industry without such competitors having to incur costs or investment expenses that new businesses in this industry otherwise would have made and which we incurred in the past and will continue incurring in the future in order to remain competitive. A first infrastructure offer with the terms and conditions to make our passive broadcasting infrastructure available to third-party concessionaires was published on our website on December 19, 2014 and was valid until December 31, 2016. This was suceeded by a second infrastructure offer, which we published on our website on November 30, 2016 and which is effective as of January 1, 2017. This was succeeded by a third infrastructure offer, which we published on our website on November 30, 2017, which includes the offer of the signal emissions in terms set forth in the new Preponderance Measures described below. The price to be paid by the concessionaires for the use of our infrastructure is subject to negotiation. As of this date, we have not received any request from third-party concessionaries regarding such infrastructure offer. If the Company and the relevant concessionaire do not agree on a price, the IFT may determine a price, which, if it does not meet market conditions, may affect the businesses, results of operations and financial conditions of certain of our subsidiaries that provide services in the areas of broadcasting and telecommunications.

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

On February 27, 2017, as part of the bi-annual review of the broadcasting sector preponderance rules, IFT amended various measures, terms, conditions and restrictive obligations (the New Preponderance Measures) as follows:

•                  Infrastructure sharing — In addition to the previously imposed obligations regarding the sharing of passive infrastructure, the New Preponderance Measures have (i) included the service of signal emissions in the event that no passive infrastructure exists on the relevant requested site; (ii) strengthened the supervision of services provided by the Preponderant Economic Agent and tariff arrangements made with its clients; (iii) included certain rules relating to publicity of its tariffs; and (iv) included a new electronic management system. Under the new Preponderance Measures, the IFT determined specific tariffs for our third infrastructure offer.

•                  Prohibition on acquiring certain exclusive content — This measure has been modified by enabling the Preponderant Economic Agent to acquire relevant content under certain circumstances as long as it obtains the sublicense of such transmission rights to the other broadcasters of over-the-air television in Mexico on non-discriminatory terms.

•                  Advertising sales — IFT modified this measure by including specific requirements to the Preponderant Economic Agent in its provision of over the air advertising services, particularly to telecommunications companies, which include (i) publishing and delivering to IFT specific information regarding tariffs, discount plans, contracting and sales terms and conditions, contract forms and other relevant practices; and (ii) prohibiting discrimination, refusals to deal, conditioned sales and other conditions that inhibit competition. The Preponderant Economic Agent also has to provide very detailed information to IFT on a recurrent basis of over the air advertising services related to telecommunications companies.

•                  Accounting separation — We, as the Preponderant Economic Agent, are required to implement an accounting separation methodology and we have begun the process of implementing the criteria defined by IFT for those purposes, which criteria were published in the Diario Oficial de la Federación, or the Official Gazette of the Federation, on December 29, 2017.

On March 28, 2014, we, together with our subsidiaries determined to be the Preponderant Economic Agent in the broadcasting sector, filed an amparo proceeding challenging the constitutionality of the Preponderance Decision. The final resolution is still pending. We are unable to predict the outcome of this proceeding.

Additionally, on March 31, 2017, we, together with our subsidiaries, filed an amparo proceeding challenging the constitutionality of the New Preponderence Measures. We are unable to predict the outcome of this proceeding.

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

In addition to competition from the National Digital Networks, we could also be subject to additional competition from new competitors in the broadcast, cable and telecommunications markets in which we participate, including pay-TV, broadband, telephone services, cable providers, DTH television, telephone operators and other participants as a result of the elimination on the restrictions on foreign investment in telecommunications services and satellite communication and the increase in the maximum permitted foreign-ownership in broadcasting (television and radio) to 49%.

The LFTR provides that integrated sole concessions will be renewed for terms equal to the maximum terms for which they could be granted, namely, up to 30 years.  To request the renewal of a concession, a concession holder must: (i) file its request with IFT one year prior to the beginning of the fifth period of the term of the concession; (ii) comply with its obligations established in the applicable laws and in the concession title; and (iii) accept the new conditions that IFT may impose.  In such cases, IFT will issue its ruling within 180 days, following the date the concession holder files the renewal request.  If IFT does not issue its ruling within 180 days the renewal will be automatically granted.

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

On March 13, 2015, the IFT investigative authority issued a preliminary opinion (the “Opinion”), which was published in the Official Gazette on March 18, 2015. The Opinion was issued pursuant to Transitory Article 39 of the LFTR and presumed the probable existence of substantial power in the market of restricted television and audio services in Mexico, with respect to the Company and some of its subsidiaries. IFT determined that the Company did not hold substantial power in the investigated markets (the “Original Ruling”). However, on January 19, 2017, as a result of an amparo proceeding filed by a third party, a Circuit Court ordered IFT to revoke the Original Ruling and issue a new ruling analyzing elements only within the period from January 2009 to August 2014. The Circuit Court determined that in the Original Ruling, IFT took into consideration information outside of the relevant period of review, which should have only been the period from January 2009 to August 2014.

As a consequence of the ruling, IFT issued a new resolution (the “New Resolution”) on February 24, 2017, determining that the Company and some of its subsidiaries have substantial power in the market of restricted television and audio services. The New Resolution was challenged by the Company and some of its subsidiaries in several proceedings filed on March 23, 2017 and May 9, 2017.

The Supreme Court resolved one of these legal actions on February 7, 2018. The Court ruled that IFT exceeded the Guidelines ordered by the Circuit Court. As a result, a federal court required IFT to overrule the New Resolution and issue another one under the Guidelines ordered by the Supreme Court. Subsequently on March 20, 2018, IFT revised the New Resolution, concluding that it does not have the elements necessary to determine the existence of any economic agent with substantial power in the market of restricted television and audio services. In compliance with the guidelines issued by the Supreme Court in February 2018, this new resolution replaces IFT’s prior determination of substantial power. As a result of this resolution, any proceeding previously initiated by IFT to impose asymmetric measures on the Company and its subsidiaries relating to the determination of substantial power is not effective, and the measures directly provided for such purposes in current regulations are not to be applied. On April 27, 2018, a Federal Court determined that IFT compiled with the court resolution.

As part of our expansion of our cable business, on August 13, 2014, we acquired Cablecom and its subsidiaries (the “Cablecom Acquisition”), and on January 8, 2015, we acquired Telecable and its affiliates and subsidiaries (the “Telecable Acquisition”).  For each of the Cablecom and Telecable Acquisitions, the IFT conducted an investigation pursuant to transitory Article 9 of the LFTR in order to analyze and determine if, as result of each transactions, the Company acquired substantial market power in the pay television and audio services market. On November 2, 2015, and February 29, 2016, respectively, the IFT ruled that there were no sufficient elements to determine the existence of market power in the municipalities of Mexico in which Cablecom and Telecable operate. The IFT resolutions have been challenged by certain third parties.  These challenges are still under review by the competent courts. Notwithstanding the foregoing, IFT has legal authority to conduct new investigations in order to determine the existence of an economic agent with substantial power in any of the relevant markets of the broadcasting and telecommunication sectors.

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

See “Information on the Company — Business Overview — Regulation — Telecom Reform and Broadcasting Regulations”.

Risk Factors Related to Our Major Stockholders

Emilio Azcárraga Jean Has and Will Have Substantial Influence Over Our Management and the Interests of Mr. Azcárraga Jean may Differ from Those of Other Stockholders

We have four classes of common stock: Series “A” Shares, Series “B” Shares, Series “D” Shares, and Series “L” Shares.  A trust for the benefit of Emilio Azcárraga Jean, or the Azcárraga Trust, currently holds 43.1% of the outstanding Series “A” shares, 0.1% of the outstanding Series “B” shares, 0.1% of the outstanding Series “D” shares and 0.1% of the outstanding Series “L” shares of the Company.  As a result, Emilio Azcárraga Jean controls the vote of most of the shares held through the Azcárraga Trust.  The Series “A” Shares held through the Azcárraga Trust constitute a majority of the Series “A” Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying Series “A” Shares in accordance with the trust agreement governing the CPOs and the Company’s bylaws.  Accordingly, and so long as non-Mexicans own more than a minimal number of Series “A” Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws.  See “Major Stockholders and Related Party Transactions — The Major Stockholders”.

As Controlling Stockholder, Emilio Azcárraga Jean Has the Ability to Limit Our Ability to Raise Capital, Which Would Require Us to Seek Other Financing Arrangements

Emilio Azcárraga Jean has the voting power to prevent us from raising money through equity offerings.  Mr. Azcárraga Jean has informed us that if we conduct a primary sale of our equity, he would consider exercising his pre-emptive rights to purchase a sufficient number of additional Series “A” Shares in order to maintain such power.  In the event that Mr. Azcárraga Jean is unwilling to subscribe for additional shares and/or prevents us from raising money through equity offerings, we would need to raise money through a combination of debt or other forms of financing, which we may not obtain, or if so, possibly not on favorable terms.

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

Under Mexican law, we need concessions from IFT (previously from SCT) to broadcast our programming over our television and radio stations, and to provide telecommunication services. In July 2004, in connection with the adoption of a release issued by the SCT for the transition to digital television, all of our broadcast television concessions were renewed until 2021. The expiration dates for the concessions for our radio stations range from 2019 to 2037. See “— Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”. The expiration dates of our Cable and Telecommunications concessions range from 2018 to 2046 and our DTH concessions expire in 2018 and 2027. The expiration dates for the concessions for our telephone services range from 2018 to 2046. Cablevisión obtained a telecommunications concession that expires in 2029. Before the Telecom Reform in 2013, the SCT typically renewed the concessions of those concessionaires that complied with the applicable renewal procedures under Mexican law and with their obligations under the concession. In July 2014, the Mexican

Federal Congress enacted the LFTR, which provides that integrated sole concessions will be renewed for terms equal to the maximum terms for which they could be granted, namely, up to 30 years.

Under Mexican law, we need a permit, or Gaming Permit, from the Secretaría de Gobernación, or Mexican Ministry of the Interior, to operate our gaming business.  The operation of our gaming business may be terminated or interrupted if the Mexican Government does not renew or revokes our Gaming Permit.  The Gaming Permit was granted to us on May 25, 2005 and its expiration date is May 24, 2030.  We are unable to predict if we will obtain a renewal of the Gaming Permit.

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

We Face Competition in Each of Our Markets That We Expect Will Intensify

We face competition in all of our businesses, including broadcasting, advertising sales, cable, pay-TV, telecommunications and all other businesses. The entities in which we have strategic investments and the joint ventures in which we participate also face competition. We expect that competition in our different businesses will intensify.

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

Our DTH satellite business faces competition from various competitors, including Dish Mexico, a DTH satellite pay-TV platform which launched its services in Mexico at the end of 2008, Mega Cable Comunicaciones, S.A. de C.V., or Megacable, Total Play, and from cable television companies which are subsidiaries of the Company. In addition, the DTH market competes with other media with respect to advertising and sales, including Pay-TV, outdoor advertising and publishing, among others.

At the end of 2012, Axtel launched a product called Axtel TV, which as of this date, under its basic package, offers up to 52 standard definition channels, optional virtual recording, in addition to internet and voice services.

In addition, the entertainment and telecommunications industries in which we operate are changing rapidly because of new participants and evolving distribution technologies, including the internet. As Mexico completes the transition to digital television, it is likely that competition will continue to increase.

The cable industry in Mexico has become highly competitive and we face significant competition. Most cable operators are authorized to provide pay-TV, internet broadband services and voice services, including Voice over Internet Protocol, or VoIP, which poses a risk to us. We also face competition from the Preponderant Economic Agent in telecommunications, particularly in the provision of data and fixed telephony services. The cable business is also capital intensive.

Our pay-TV companies face competition from IPTV or OTT providers such as Netflix, Claro Video and Prime Video (Amazon), as well as from other pay-TV operators such as Dish Mexico, Total Play, Megacable and other cable television companies. Additionally, our cable television companies face competition from Sky.

We also face competition in our publishing business, where each of our magazine publications competes for readership and advertising revenues with other magazines of a general character and with other forms of print and non-print media.

The production and distribution of feature films is a highly competitive business in Mexico. The various producers compete for the services of recognized talent and for film rights to scripts and other literary property. We compete with other feature film producers, Mexican and non-Mexican, and distributors in the distribution of films in Mexico, the U.S. and in Latin America. We also face competition in our other businesses. See “Information on the Company — Business Overview — Competition”.

Our principal competitors in the gaming industry are Codere S.A., or Codere, Corporación Interamericana de Entretenimiento, S.A.B. de C.V., or CIE, Grupo Caliente S.A. de C.V., or Grupo Caliente, Grupo Cirsa, S.A. de C.V., or Grupo Cirsa, and Atracciones y Emociones Vallarta, S.A. de C.V., or Grupo Logrand.

Our future success will be affected by changes in the broadcasting, advertising sales, cable, telecommunications, entertainment, gaming and other industries where we participate, which we cannot predict, and consolidation in such industries could further intensify competitive pressures. We expect to face competition from an increasing number of sources in Mexico, including emerging technologies that provide new services to pay-TV customers and new entrants in the public and pay-TV industries, which will require us to make significant capital expenditures in new technologies and will result in higher costs in the acquisition of content or may impair our ability to renew rights to special events, including sporting and entertainment events. Our business may require substantial capital to pursue additional acquisitions and capital expenditures, which may result in additional incurrence of leverage, issuance of additional capital or a combination thereof.

The Seasonal Nature of Our Business Affects Our Revenue and a Significant Reduction in Fourth Quarter Net Sales Could Impact Our Results of Operations

Our business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry, as well as cyclical patterns in periodic events such as the FIFA World Cup and the Olympic Games.  We typically recognize a disproportionately large percentage of our Content advertising net sales in the fourth quarter in connection with the holiday shopping season.  For example, in 2015, 2016 and 2017 we recognized 33.4%, 34.4% and 32.9%, respectively, of our net sales in the fourth quarter of the year.  Accordingly, a significant reduction in fourth quarter advertising revenue could adversely affect our business, financial condition and results of operations.

DIRECTV Has Certain Governance and Veto Rights Over Some Operations of Innova

We own a 58.7% interest in Innova, our DTH venture in Mexico, Central America and the Dominican Republic.  The remaining balance of Innova’s equity is indirectly owned by The DIRECTV Group, Inc., or DIRECTV, through its subsidiaries DTH (Mexico) Investment, LTD, DIRECTV Latin America Holdings, Inc. and DIRECTV Latin America LLC.  Although we hold a majority of Innova’s equity and designate a majority of the members of Innova’s Board of Directors, DIRECTV has certain governance and veto rights in Innova, including the right to block certain transactions between us and Innova. DIRECTV was acquired by AT&T Inc. in July 2015.

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

The size of the business interruption impact for Innova in the case of a satellite loss exceeds the insurance we have acquired to cover this risk. In order to reduce the possibility of financial consequences resulting from an unforeseen loss of transmission, Innova entered into an agreement to launch a backup satellite jointly with Sky Brasil Servicos Ltda., or Sky Brasil, which was launched in the first quarter of 2010. In the third quarter of 2013, Sky entered into an agreement with DirecTV for the acquisition and launch of a satellite named SM-1, which started operations in June 2015. In the future, we may have to invest in additional satellite capacity. We cannot predict the extent of losses to Innova in the case of current or new satellite loss or the effectiveness of any alternative strategy.

Any Incidents Affecting Our Network and Information Systems or Other Technologies Could Have an Adverse Impact on Our Business, Reputation and Results of Operations

Our business operations rely heavily on network and information systems and other technology systems. Incidents affecting these systems, including cyber-attacks, viruses, other destructive or disruptive software or activities, process breakdowns, outages, or accidental release of information could result in a disruption of our operations, improper disclosure of personal data of clients, subscribers, or employees, or other privileged or confidential information, or unauthorized access to our digital content or any other type of intellectual property. In 2016, we detected that our systems were accessed without authorization. While an investigation conducted with third-party cybersecurity experts revealed that certain email systems were accessed without authorization, no evidence was found that any databases containing personal data of clients, subscribers, or employees were compromised. The incident has not had a material effect on our business or operations. It is common for a company such as ours to be subjected to continuous attempted cyber-attacks or other malicious efforts to cause a cybersecurity incident. Any such incident could damage our reputation and may require us to expend substantial resources on litigation, regulatory investigation, and remediation costs, and could therefore have a material adverse effect on our business and results of operations. We continue to work closely with our outside advisors to prevent cybersecurity incidents, and to invest in maintaining and improving cybersecurity resilience. The company’s cybersecurity risks are monitored by our Audit Committee and reported to our Board of Directors. Nevertheless, because of the nature of the threats, there can be no assurance that our preventative efforts can fully prevent or mitigate all such incidents or be successful in avoiding harm to our business in the future.

The Results of Operations of Univision Holdings, Inc. May Affect Our Results of Operations and the Value of Our Investment in That Company

We have a substantial investment in Univision Holdings, Inc., or UHI (formerly known as Broadcasting Media Partners, Inc., or BMP), the parent company of Univision Communications, Inc., or Univision.  However, we do not control and do not consolidate the results of UHI.  Our investment in UHI is currently held in the form of common stock and warrants that are exercisable for shares of common stock.  Our exercise of the warrants into shares of common stock of UHI is subject to certain conditions. The value of the common stock of UHI could materially increase or decrease the carrying value of the warrants, as they are measured at fair value. After the exercise of the warrants, we will remain a minority equity holder of UHI.  The results of operations of UHI and Univision may affect the value of our investment in UHI and our results of operations.  The business, financial condition and results of operations of Univision could be materially and adversely affected by risks including, but not limited to: (i) failure to service debt; (ii) cancellation, reductions or postponements of advertising; (iii) an increase in the preference among Hispanics for English-language programming; (iv) an increase in the cost of, and decrease in the supply, quality of and demand for, Univision’s programming; (v) changes in the rules and regulations of the Federal Communications Commission, or the FCC; (vi) competitive pressures from other broadcasters and other entertainment and news media;  (vii) failure to retain the rights to sports programming; (viii) possible strikes or other union job actions and; (ix) the impact of new technologies.

There can be no assurance that the results of operations of UHI and its respective subsidiaries will be sufficient to maintain or increase the value of our investment in such company, or that such results will not materially and adversely affect our results of operations. For a discussion of our investment in UHI, see “Information on the Company— Business Overview — Univision”.

The Amendment to the Regulations of the General Health Law on Advertising Could Materially Affect Our Business, Results of Operations and Financial Condition

On February 14, 2014, the Mexican Ministry of Health published in the Official Gazette of the Federation an amendment to the Regulations of the General Health Law on Advertising, pursuant to which advertisers of certain high-caloric foods and non-alcoholic beverages are required to obtain prior permission from the health authorities in order to advertise their products on radio, broadcast television, pay-TV and in movie theaters (the “Health Law Amendment”).  The Health Law Amendment became effective on April 16, 2014 and comprehensive guidelines entitled “Guidelines with nutritional and advertising criteria for advertisers of food and non-alcoholic beverages for obtaining permission for the advertising of their products with respect to the provisions of Articles 22 bis and 79 of the Regulations of the General Health Law on Advertising” (the “Health Law Guidelines”) were published in the Official Gazette of the Federation on April 15, 2014 and became effective on July 7, 2014 for the advertisement of the following products: snacks, flavored drinks, candies, chocolates, or foods similar to chocolates and became effective for the remaining products on January 1, 2015.

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

We Have Identified Material Weaknesses in Our Internal Controls Over Financial Reporting, and if We Fail to Remediate these Material Weaknesses and Achieve an Effective System of Internal Controls, We May Not Be Able to Report Our Financial Results Accurately. In Addition, the Trading Price of Our Securities May Be Adversely Affected by a Related Negative Market Reaction

In connection with the preparation of our financial statements for each of the years ended December 31, 2016 and 2017, we identified material weaknesses (as defined under standards established by the Public Company Accounting Oversight Board) in our internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses in the Company’s internal control over financial reporting arose because the Company did not appropriately design, maintain or monitor certain controls in response to the risk of material misstatement, including controls over certain information technology controls, did not design and maintain effective controls over  segregation of duties within the accounting systems, including review and approval of manual journal entries, and had ineffective controls with respect to the accounting for certain revenue and the related accounts receivable at certain divisions.

As of the date of this annual report, the process of designing, implementing and validating remedial measures related to the material weaknesses noted above has begun. While none of these weaknesses resulted in improper activities or inaccuracies in or adjustments to our previously filed financial statements, if our efforts to remediate the items noted above are not successful, it could affect the accuracy of our reporting on the future results of operations and our ability to make our required filings with government authorities, including the SEC. Furthermore, our business and operating results and the price of our securities may be adversely affected by related negative market reactions. While we have no reason to believe there will be further additional material weaknesses identified, we cannot be certain that in the future additional material weaknesses will not exist or otherwise be discovered.

For further details, see Items 15 Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting, —Remediation Plan and Activities, —Attestation Report of the Independent Registered Public Accounting Firm and —Changes in Internal Control over Financial Reporting.

Changes in U.S. Tax Law Might Adversely Affect the Results of Operations of Our U.S. Subsidiaries and Joint Venture Entities

On December 22, 2017, the United States enacted Public law no. 115-97 (the “Tax Act”) into law. The Tax Act introduced significant changes to U.S. federal income tax laws applicable to our U.S. subsidiaries, affiliates and joint venture entities including the reduction of the U.S. federal corporate income tax rate from 35% to 21%, limitation of the tax deduction for interest expense, limitation of the tax deduction for net operating losses, enactment of an immediate deduction for certain new investments, repeal of the corporate alternative minimum tax, and modification or elimination of many business deductions and credits.

The Tax Act also imposes a new minimum tax called the Base Erosion and Anti-Abuse Tax (BEAT) on certain U.S. corporations. The BEAT is imposed on certain deductible amounts paid by a U.S. corporation that (i) has aggregate gross receipts of at least $1.5 billion over its three prior taxable years and (ii) is at least 25%-owned by a non-U.S. person (or otherwise related to a non-U.S. person in specified circumstances). The BEAT taxes “modified taxable income” of a U.S. corporation described above at a rate of 5% beginning in 2018, increasing to 10% in 2019 and 12.5% in 2026. In general, modified taxable income is calculated by adding back to the U.S. corporation’s regular taxable income the amount of certain “base erosion tax benefits” with respect to payments to foreign affiliates, as well as the “base erosion percentage” of any net operating loss deductions. The BEAT applies only to the extent it exceeds the U.S. corporation’s regular corporate income tax liability (determined without regard to certain tax credits).  At present, we do not expect the BEAT to apply to our U.S. subsidiaries, affiliates and joint ventures, however, it is possible that the BEAT could apply in future years.

There is significant uncertainty regarding how these and other provisions of the Tax Act will be interpreted, and guidance may not be forthcoming. It is possible that a “technical corrections” bill may be passed during 2018 that could alter or clarify the Tax Act, possibly with retroactive effect. Any changes to, clarifications of, or guidance under the Tax Act could add significant expense and have an adverse effect on the results of operations of our U.S. subsidiaries, affiliates and joint venture entities. Further, it is unclear how foreign governments and U.S. state and local jurisdictions will incorporate the U.S. federal income tax law changes and such jurisdictions may enact tax laws in response to the Tax Act that could result in further changes to global taxation and adversely affect our financial position and results of operations.

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

Capital Expenditures

The table below sets forth our expected capital expenditures for the year ended December 31, 2018 and our actual capital expenditures, investments in joint ventures and associates, and acquisitions for the years ended December 31, 2017, 2016 and 2015.

	Year Ended December 31,(1)(2)
	2018 (Expected)		2017 (Actual)		2016 (Actual)		2015 (Actual)
	(Millions of U.S. Dollars)
Capital expenditures	U.S.$	950.0	U.S.$	884.7	U.S.$	1,490.9	U.S.$	1,605.4
GTAC(3)	9.5		11.1		7.8		6.3
Telecable(3)	—		—		—		667.7
Acquisition of remaining non-controlling interests in TVI(3)	—		—		403.0		—
Other acquisitions and investments	—		9.9		4.9		27.8
Total capital expenditures and investments	U.S.$	959.5	U.S.$	905.7	U.S.$	1,906.6	U.S.$	2,307.2

(1)               Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2017, 2016 and 2015 were paid for in Pesos.  These Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made.  See “Key Information — Selected Financial Data”.

(2)               See “Operating and Financial Review and Prospects—Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity.”

(3)               See “—Our Operations—Cable”, and “—Investments” for a discussion regarding GTAC, Cablecom, Telecable and TVI.

In 2017, 2016 and 2015, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2018 and potential capital expenditures, investments and/or acquisitions going forward, which could be substantial in size, through a combination of cash from operations, cash on hand, equity securities, and/or the incurrence of debt, or a combination thereof. The amount of borrowings required to fund these cash needs in 2018 will depend upon the timing of cash payments from advertisers under our advertising sales plan.

For a further discussion of how we intend to fund our expected capital expenditures, investments and acquisitions for 2018 as well as a more detailed description of our capital expenditures, investments and acquisitions in prior years, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Liquidity” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

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

In the United States, Televisa’s audiovisual content is distributed through Univision, the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings Inc., the controlling company of Univision.

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

We intend to continue to expand our business by developing new business initiatives and/or through business acquisitions and investments in Mexico, the United States and elsewhere. However, we continue to evaluate our portfolio of assets, in order to determine whether to continue plans to dispose of select non-core operations.

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

Maintaining High Operating Segment Income Margins.  Our Content operating segment income margins for 2016 and 2017 were 40.2% and 37.7%, respectively.  We intend to continue maintaining high operating segment income margins in our Content businesses by increasing revenues and controlling costs and expenses.

Continue Building Our DTH and Cable Platforms

DTH.  We believe that Ku-band DTH satellite services offer an enhanced opportunity for expansion of pay television services into cable households seeking to upgrade reception of our broadcasting and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services.  We own a 58.7% interest in Innova, or Sky, our venture with DIRECTV.  Innova is a DTH company with services in Mexico, Central America and the Dominican Republic with more than 8 million subscribers, of which 2.5% were commercial subscribers as of December 31, 2017.

The key components of our DTH strategy include:

•                  offering high quality programming, including rights to our four over-the-air broadcast channels, exclusive broadcasts of sporting events, such as the largest coverage of the Mexican Soccer League, the Spanish Soccer League, La Liga and La Copa del Rey, the English Premier League and the FA Cup, the NFL Sunday Ticket, MLB Extra Innings, the NHL, bullfighting, FEI Events, marathons, Diamond League, the largest coverage of the Mexican Baseball League (LMB), ATP tournaments, Basketball Euroleague and FIFA tournaments;

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

•                  we own TVI, which offers cable television, data and voice services in the metropolitan area of Monterrey and other areas of northern Mexico, such as data and voice services in the metropolitan area of Mexico City;

•                  we own Cablemás, which operates in approximately 104 cities in Mexico where it offers cable television, high speed internet and telephony services;

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

With a consolidated subscriber base of 4,185,150 cable television, or video subscribers and 13.8 million homes passed as of December 31, 2017, these companies are important service providers in Mexico.  “Homes passed” refers to any residential homes or businesses that are connected to telecommunications systems, or those prepared to be connected to telecommunications systems but are not currently connected or that require some type of investment in order for them to be connected. For instance, each apartment located in a building that is prepared to be connected to telecommunications systems represents one home passed. It is generally understood that a home or business counts as a home passed when it can be connected to a telecommunications network without additional extensions to the main transmission lines.  Our cable strategy aims to increase our subscriber base, average monthly revenues per subscriber and penetration rate by:

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

Our cable companies have introduced a variety of new services over the past few years, such as interactive television and other enhanced program services, including high-speed internet access through cable modem as well as IP telephony. In November 2014, we launched a unified commercial offer under the izziTM, our principal brand for residential customers, offering a revolutionary double-play package with unlimited telephony services and high-speed data access. In addition, the double-play package can be upgraded to a triple-play package by adding one of three pay-TV bundles. Our cable companies also continue to commercialize telecommunication services through their original trademarks in some of their coverage zones. In June 2016, we launched “izzi TV”, a new entertainment platform, which among other services, provides customers live channels,  SVOD (Subscription Video on Demand), as well as access to all content available through Blim, including the “izzi go” mobile application, compatible with iOS and Android platforms. “Izzi go” is a TV Everywhere application that enables subscribers to access channels, movies and series on demand. Izzi go also features a remote control compatible with our set top boxes, and allows subscribers to rent additional content through the application, all for a fixed price. For an additional cost, subscribers can choose from different complements to the “izzi TV” service, such as TVOD (Transactional Video on Demand) titles, HBO and Fox Premium. As of December 31, 2017, we have launched “izzi” in 94 cities, generating significant increases in gross ads. As of December 31, 2017, our cable companies had 3,797,336 broadband subscribers. The growth in our subscriber base has been driven primarily by the upgrade of our networks and the launch of competitive broadband offerings. As of December 31, 2017, our cable companies had 2,121,952 IP telephone lines in service, or voice subscribers.

Continue Expanding the Portfolio of Channel Offerings in Mexico and Abroad

Network Subscription.  Through our 26 pay-TV brands and 69 national and international feeds, we reached more than 45 million subscribers throughout Latin America, the Caribbean, the United States, Canada, Europe, Africa and Australia in 2017.  Our pay-TV channels include, among others, three music channels, five movie channels, eight variety and entertainment channels, three sports channels and one news channel. All of our sports channels offer 24 hour a day programming 365 days a year. Popular channels include, among others, De Película, Distrito Comedia, TLNovelas and Golden.

Transforming Our Publishing Business

Despite the continuing challenges facing the industry, we believe we continue to be among the leaders of the publishing business and maintained a total approximate circulation of 71.8 million magazines during 2017. We believe our subsidiary, Editorial Televisa, S.A. de C.V., or Editorial Televisa, is the most important Spanish-speaking publishing company in the world in number of magazines distributed. Editorial Televisa publishes 110 titles, with 44 wholly-owned trademarks and 29 licensed trademarks from world renowned publishing houses, including Spanish language editions of some of the most prestigious brands in the world. Editorial Televisa distributes its titles to 14 countries, including Mexico, the United States and countries throughout Latin America.

Increasing Our International Programming Sales Worldwide and Strengthening Our Position in the Growing U.S.-Hispanic Market

We license our programs to television broadcasters and pay-TV providers in the United States, Latin America, Asia, Europe and Africa.  Excluding the United States, in 2017, we licensed 85,098 hours of programming in 80 countries throughout the world.  We intend to continue exploring ways of expanding our international programming sales.

According to the “Annual Estimates of the Resident Population by Sex, Age, Race, and Hispanic Origin for the United States: April 1, 2010 to July 1, 2016” issued by the U.S. Census Bureau Population Division, the U.S.-Hispanic population is estimated to be 57.47 million, or approximately 17.8% of the U.S. population, and is currently one of the fastest growing segments in the U.S. population, with the growth among Hispanics responsible for over half of the U.S. population gains between 2000 and 2010.  The U.S. Census Bureau projects that the Hispanic population will be approximately 20.3% of the U.S. population by the year 2025.

We intend to leverage our unique and exclusive content, media assets and long-term associations with others to benefit from the growing demand for entertainment among the U.S.-Hispanic population.

We supply television programming for the U.S.-Hispanic market through Univision, the leading media company serving Hispanic America.  In exchange for this programming, during 2015, 2016 and 2017, Univision paid us U.S.$311.1 million, U.S.$324.6 million and U.S.$313.9 million respectively, in royalties.  For a description of our arrangements with Univision, see “— Univision”.

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

We also plan to continue growing our gaming business, which consists of casinos and an online gaming site.  As of December 31, 2017, we had 17 casinos in operation, under the brand name “PlayCity”.  In accordance with our permit, we plan to continue opening casinos.  In 2017, we launched our online sports betting site. The casinos and the online sports betting site are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 55 casinos and number draws throughout Mexico.

Notwithstanding the foregoing, the Company continues to evaluate its portfolio of assets in order to determine if it continues to dispose select non-core operations.

Expanding Our Business in the Mexican Telecommunications Markets by Taking Advantage of the Telecom Reform and Implementing Legislation

Pursuant to the Telecom Reform (see “— Regulation — Telecom Reform and Broadcasting Regulations”), a “preponderant economic agent” (agente económico preponderante) in the telecommunications market means an economic agent that has, directly or indirectly, more than 50% of the national market share in telecommunications services, calculated based on the number of users, subscribers, network traffic or used capacity according to the data available to IFT. We are aware from the public records that, on March 7, 2014, IFT notified América Móvil, S.A.B. de C.V., or América Móvil, of a resolution which determined that América Móvil and its operating subsidiaries

Radiomóvil Dipsa, S.A de C.V., or Telcel, and Teléfonos de México, S.A.B. de C.V., or Telmex, Telefonos del Noreste, S.A. de C.V. or Telnor, as well as Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., are a preponderant economic agent in the telecommunications market, and imposed on them certain specific asymmetrical regulations which América Móvil reported publicly in the following areas:

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

The preponderant economic agent in the telecommunications market must also guarantee the economic replicability of the services that it commercializes to its end users for which it will validate the economic replicability of the services “ex-post” based on the methodology, terms and conditions that the IFT determines.

According to public records, América Móvil and its operating subsidiaries, Telcel, Inbursa, Telmex and Telnor, filed amparo proceedings against IFT’s original resolution. The courts issued a ruling confirming the constitutionality of IFT’s resolution, with the exception of Telcel’s proceeding that is pending before the Supreme Court.

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

In August 2017, the Supreme Court of Justice of the Nation (SCJN) determined that the interconnection rate regime relating to mobile termination by the Preponderant Economic Agent in Telecommunications Network, which contained a limitation on the Preponderant Economic Agent’s ability to charge for traffic termination in its mobile network, was unconstitutional. As a result, the SCJN ordered that the IFT issue a tariff. In November 2017, IFT resolved that the tariff for traffic termination in the mobile network of the Preponderant Economic Agent will be Ps.0.028562 per minute of interconnection from January 1 to December 31, 2018.

In April 2018, the SCJN determined that the interconnection rate regime relating to fixed termination by the Preponderant Economic Agent in Telecommunications Network, which contained a limitation on the Preponderant Economic Agent’s ability to charge for traffic termination in its fixed network, was unconstitutional. As a result, the SCJN will order to the IFT issue a tariff for traffic termination in the fixed network of the Preponderant Economic Agent applicable from January 1 to December 31, 2019

Additionally, the Telecom Reform (1) permits 100% foreign ownership in satellite and telecommunications services and increases to up to 49% the level of permitted foreign ownership in television and radio services, subject to reciprocity of the originating foreign investment country, and (2) provides that the Mexican government will build a national network to facilitate effective access for the Mexican population to broadband and other telecommunications services. These amendments may provide opportunities for us to enter into joint ventures with foreign investors with proven international experience in these markets and also to work with the Mexican government in the development of this new network.

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

Commitment to Sustainability

We have made, and will continue to make, sustainable development part of our offerings and commercial strategy, in order to continue meeting the expectations of, and creating added value for, our stockholders. As part of our commitment to sustainability, we named a sustainability officer and established a committee that comprises some of our high-level executive officers as well as independent consultants.

We have focused on, among other things, analyzing our emission of greenhouse gases, establishing reduction goals, being in compliance with the Ley General de Cambio Climático, or General Law of Climate Change, and creating and strengthening alliances with generators of renewable energy.

As a result of our commitment, as of February 1, 2013, we were named one of the six members of the IPC Sustentable, or Sustainability Index, of the Bolsa Mexicana de Valores, or Mexican Stock Exchange; and on March 20, 2018, we were confirmed as a sustainable issuer for the period effective as of March 20, 2018 through March 15, 2019. The Sustainability Index currently includes 30 issuers, which have been selected based on their commitment to corporate governance, social responsibility and environmental management.

Since 2014, we have presented our Report for Climate Change and Water through CDP (formerly the Carbon Disclosure Project).

In February 2016, we joined the United Nations Global Compact, the world’s largest corporate sustainability initiative, and make its Ten Principles part of our strategy, culture and daily actions.

In December 2016, the Company was included as a constituent of the FTSE4Good Emerging Index and continued to be a part of the Index throughout 2017.

These achievements are the result of our consistent review and enhancement of our internal policies, procedures and plans regarding sustainability; our emphasis on the relevance of sustainability as being a critical business focus of our management committees and directive groups; and the establishment of key performance indicators in social, economic and labor-related matters, which allow us to evaluate our internal and external impact.

Commitment to Social Responsibility

We are deeply committed to strengthening communities throughout Mexico and investing in their development.  During the last 17 years, Fundación Televisa, or Fundación, has created and supported programs that provide educational opportunities, promote cultural identity and encourage community engagement. Fundación offers a wide range of tools and opportunities that shape the lives of millions of Mexicans. We have taken advantage of the Company’s wide range of media platforms to promote social awareness campaigns, and digital platforms to foster civic participation. Fundación has developed various digital educational platforms that, through innovation and creativity, allow users to substantially improve their abilities and capabilities. These no-cost, self-teaching tools are broadly available to many Mexicans that would otherwise lack basic tools and access to opportunities.  Many of these efforts have improved the lives of millions of people.

Establishing strong, strategic partnerships is a priority for Fundación. These partnerships have improved Fundación’s effectiveness and have broadened its reach. We continuously seek out and collaborate with experts in the academic, business, and financial fields, as well as with other organizations to benefit a greater number of people. During these 17 years, we have developed partnerships with more than 400 non-governmental organizations, as well as with public and private institutions.

We believe that the best way to enhance quality of life, increase economic opportunities, and improve the well-being of families across Mexico is through education. Therefore, we offer a range of programs tailored for every development stage, including early childhood campaigns for newborns to 3 year-olds, access to high-quality elementary and basic education for 4 to 15 year-olds, programs to increase middle and high school completion rates for 16 to 22 year-olds, including an educational program that teaches children computer coding in which in 2017, 27,113 students from public schools in ten states across Mexico learned basic coding skills from 1,037 teachers and instructors. These programs, which focus on enhancing the quality of education in Mexico, include scholarships, school infrastructure, media labs, reading workshops, knowledge competitions and the promotion of entrepreneurship and universal values.

Through “Bécalos”, which is a joint initiative with Asociación de Bancos de México and several financial institutions, we have granted 36,505 scholarships, including 1,614 scholarships for students developing employability competencies, 217 for participants of an international exchange program with U.S. community colleges and 90 for students attending a program for talented youth. With these numbers, Bécalos reached a historic sum of 285,917 beneficiaries and 1,202 attendees to its international mobility efforts.

Our entrepreneurship program “Posible”, has become the major non-governmental program to support startups in Latin America, enrolling more than 96,000 individuals in 2017, 51% of which are women.

Fundación also focuses on expanding the reach of Mexican culture. We promote our cultural values inside and outside of Mexico, sponsoring and promoting various exhibitions, collaborations, and investigative digital and editorial projects, which benefit from the access to our photography and audiovisual collection, one of the most important visual arts collections in Latin America; our exhibitions have been visited by thousands of people.

Ensuring that we make an effective and significant contribution for disaster relief, Fundación worked closely with different areas and subsidiaries of the Company to set up collection centers to receive in-kind donations for families affected by the September 2017 earthquakes and floods. Through its main operation center established at the Azteca Stadium, Fundación’s team and approximately 18,000 volunteers distributed over 1,110 tons of food, water and medical and home supplies that came from thousands of institutional and individual donors. Volunteers included key opinion leaders, sports and media figures and executives from the Company. These goods were delivered to 103 communities and shelters in the states of Oaxaca, Chiapas, Puebla, Morelos, Estado de México, Guerrero, and Ciudad de México. With the support of a large number of citizens, Fundación became a bridge of service between Mexican volunteers and those in need of help. In addition, in an effort to continue supporting the affected areas, we began activities for the recovery stage. Fundación was part of an alliance that raised over Ps.255 million to build new houses, schools and critical infrastructure in the affected areas. Moreover, with the help of other partners, Fundación plans to work on economic development on the coast of Oaxaca with local entrepreneurs, artisans, small businesses and college students.

Through our BAJA Initiative, Fundación established 133 thousand hectares of protected areas and over 11 thousand hectares of recovery zones for responsible fishing villages in partnership with local communities along the coast of the Sea of Cortes.  These efforts led to an increase in the biomass of seven fish species used for consumption with commercial value in the area.

In the United States, through Televisa Foundation, we support the Hispanic community. Our efforts are particularly focused on improving the lives of Hispanic children and young adults through programs focused on education and culture, including:

•                  A program to communicate the importance of early childhood for healthy cognitive development to Hispanic families. To that end, through a network of several key partnerships, including prestigious international organizations such as UNICEF (who in particular adopted the concept as a global campaign), we provide practical information and disseminate our message through Univision and various other social media platforms, reaching millions of people.

•                  State of the art learning material programs to strengthen bilingual education for young students. Our platform “Aprende con el Chavo” has reached over three million users in the United States through our apps Learn Math, Learn English, Learn Spanish, Learn Code and Explore with El Chavo.

•                  A program directed to boosting the development of scientific and technological abilities in Hispanic children, with an emphasis on young women. This program has gained recognition and support through a national campaign in the United States, and the United Nations has recognized it as one of the top five global initiatives to close the gender gap in the tech sector. Through our TECHNOLOchicas Lift program, we have engaged hundreds of Latina middle school girls to help develop their skills.

Televisa Foundation’s cultural program aims to strengthen the sense of identity among Hispanic families and promotes Mexican visual arts in the United States. In 2017, we sponsored an exhibition of Gabriel Figueroa’s work at Centro Cultural McNicols in Denver, Colorado as well as a film cycle called “Between Twilight and Dawn: Julio Bracho and the Golden Age of Mexican Cinema” at the Museum of Modern Art in New York City. In 2017, Televisa Foundation organized “La Calle”, an exhibition by Alex Webb, in collaboration with Apperture Foundation in New York City.

Our Operations

As of December 31, 2017, we classify our operations into four business segments: Content, Sky, Cable, and Other Businesses.

Content

Television Industry in Mexico

General.  There are 16 television stations operating in Mexico City and approximately 555 other television stations elsewhere in Mexico. Most of the stations outside of Mexico City rebroadcast programming originating from the Mexico City stations. We own and operate four of the 16 television stations in Mexico City, Channels 2, 4, 5 and 9. Some of these stations are affiliated with 221 repeater stations and 30 local stations outside of Mexico City. See “— Television Networks”. Our major competitor, TV Azteca, owns and operates Channels 7 and 1 (formerly 13) in Mexico City, which we believe are affiliated with 177 stations outside of Mexico City. Likewise, TV Azteca owns the concession for Channel 40, or Proyecto 40, an ultra-high radioelectric frequency, or UHF, channel that broadcasts throughout the Mexico City metropolitan area, and Grupo Imagen owns the concession for Channel 27, or Excelsior and Channel 29, or Imagen Television. The Mexican government currently operates seven stations in Mexico City, Channel 11, which has 12 repeater stations, Channel 21, Channel 22, Channel 20 (TVUNAM), Channel 34, Channel 45 (Congress), Channel 30, an anchor station of Sistema Público de Radiodifusión del Estado Mexicano, which, we believe, has 25 repeater stations outside Mexico City, 24 stations (Governments of the States), and seven other university stations. There are 39 local television stations affiliated with Imagen Television, outside of Mexico City. There are also 19 independent stations outside of Mexico City which are unaffiliated with any other stations. See “— Television Networks”.

We estimate that approximately 30.5 million Mexican households have television sets, representing approximately 93% of all households in Mexico as of December 31, 2017.  We believe that approximately 97.6% of all households in Mexico City and the surrounding area have television sets.

Programming

Programming We Produce. We produce a significant part of the Spanish-language television programming in the world. In 2015, 2016 and 2017, we produced approximately 89,200 hours, 90,500 hours and 87,900 hours, respectively, of programming for broadcast on our network stations; including programming produced by our local stations, which represented 57.9%, 56.4% and 58.2% of our total hours produced in the same years, respectively. Programming and videos for broadcast on our pay-TV channels, through our cable operations and DTH satellite ventures, represented 28.6%, 30.3% and 29.1% of our total hours produced in 2015, 2016 and 2017, respectively.

We produce a variety of programs, including telenovelas, newscasts, situation comedies, game shows, reality shows, children’s programs, comedy and variety programs, musical and cultural events, movies and educational programming.  Our telenovelas are broadcast either dubbed or subtitled in a variety of languages throughout the world.

Our programming also includes broadcasts of special events and sports events in Mexico promoted by us and others. Among the sports events that we broadcast are soccer games and professional wrestling matches. See “— Other Businesses — Sports and Show Business Promotions”. In 2015, we broadcasted Copa America Chile 2015, FIFA World Cup Under 20 New Zealand 2015, FIFA Women’s World Cup Canada 2015, CONCACAF Gold Cup 2015 and FIFA World Cup Under 17 Chile 2015. In 2016, we broadcasted Copa América Centenario USA 2016, UEFA Euro France 2016, FIFA Women’s World Cup Under 17 Jordan 2016, FIFA Futsal World Cup Colombia 2016, FIFA Women’s World Cup Under 20 Papua New Guinea 2016 and FIFA Club World Cup Japan 2016. In 2017, we broadcasted FIFA Confederations Cup Russia 2017, Beach Soccer World Cup Bahamas 2017, CONCACAF Gold Cup 2017, FIFA World Cup Under 17 India 2017 and FIFA U-20 World Cup Korea Republic 2017. We have secured the rights to broadcast the 2018 FIFA World Cup Russia, the 2022 FIFA World Cup Qatar and the 2026 and 2030 FIFA World Cups for Mexico and other territories in Latin America.

Our programming is produced primarily at our 34 studios in Mexico City.  We also operate 23 fully equipped remote control units (OB Vans).  Some of our local television stations also produce their own programming.  These local stations operate 45 studios and 24 fully equipped remote control units.  See “ — Programming— Local Affiliates”.

Foreign-Produced Programming.  We license and broadcast television programs produced by third parties outside Mexico.  Most of this foreign programming is from the United States and includes television series, movies and sports events, including coverage of Major League Baseball games and National Football League games.  Foreign-produced programming represented approximately 35.8%, 36.8% and 35.6% of the programming broadcast on our four television networks in 2015, 2016 and 2017, respectively.  A substantial majority of the foreign-produced programming aired on our networks was dubbed into Spanish and was aired on Channel 5, with the remaining aired on Channel 9.

Talent Promotion.  We operate Centro de Educación Artística, a school in Mexico City, to develop and train actors.  We provide instruction free of charge, and a substantial number of the actors appearing on our programs have attended the school.  We also promote writers and directors through a writers’ school as well as various contests and scholarships.

Television Networks.   We operate three television networks that can be viewed throughout parts of Mexico depending on the schedules and programming on our affiliated television stations through Channels 2, 5 and 9 in Mexico City.  The following table indicates the total number of operating television stations in Mexico affiliated with each of our three networks, as well as the total number of local affiliates, as of December 31, 2017.

	Wholly Owned Mexico City Anchor Stations	Wholly Owned Affiliates	Majority Owned Affiliates	Minority Owned Affiliates	Independent Affiliates	Total Stations
Channel 2	1	124	2	—	1	128
Channel 5	1	62	—	—	3	66
Channel 9	1	16	—	—	14	31
Subtotal	3	202	2	—	18	225
Border Stations	—	—	—	—	—	—
Local (Stations) Affiliates	—	17	—	1	12	30
Total	3	219	2	1	30	255

Channel 2 Network.  Channel 2, which is known as “Las Estrellas”, or “The Stars”, together with its affiliated stations, is the leading television network in Mexico and the leading Spanish-language television network in the world, as measured by the size of the audience capable of receiving its signal.  Channel 2’s programming is broadcast 24 hours a day, seven days a week, on 128 television stations located throughout parts of Mexico.  The affiliate stations generally retransmit the programming and advertising transmitted to them by Channel 2 without interruption.  Such stations are referred to as “repeater” stations.  We estimate that the Channel 2 Network reaches approximately 29.8 million households, representing 98% of the households with television sets in Mexico.  The Channel 2 Network accounted for a majority of our national television advertising sales in each of 2015, 2016 and 2017.

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

Channel 5 Network.  In addition to its anchor station, Channel 5 is affiliated with 65 repeater stations located throughout parts of Mexico.  We estimate that the Channel 5 Network reaches approximately 27.5 million households, representing approximately 90.4% of households with television sets in Mexico.  We believe that Channel 5 offers the best option to reach the 18-34 year old demographic, and we have extended its reach into this key group by offering new content.

We believe that Channel 5 has positioned itself as the first social television channel in Mexico, with exclusive content for each platform, with a combination of reality shows, national and international soccer, sitcoms, dramas, movies, cartoons and other children’s programming.  The majority of Channel 5’s programs are produced outside of Mexico, primarily in the United States.  Most of these programs are produced in English.

Channel 9 Network.  In addition to its anchor station, Channel 9 is affiliated with 30 repeater stations, approximately 35% of which are located in central Mexico.  We estimate that Channel 9 reaches approximately 22.1 million households, representing approximately 72.5% of households with television sets in Mexico.

The Channel 9 Network targets viewers 30 years and older.  Its programs include movies, sports, sitcoms, game shows, telenovelas produced by third parties, news, an entertainment newscast and re-runs of popular programs from Channel 2.

Channel 4.  Channel 4 broadcasts in the Mexico City metropolitan area and, according to our estimates, reaches over 6.4 million households, representing approximately 21.2% of television households in Mexico in 2017.  As described above, as part of our plan to attract medium-sized and local Mexico City advertisers, we focused the reach of this network throughout Mexico and revised the format of Channel 4 to create ForoTV in an effort to target viewers in the Mexico City metropolitan area.  We currently sell local advertising time on ForoTV to medium-sized and local advertisers at rates comparable to those charged for advertising on local, non-television media, such as radio, newspapers and billboards. However, by purchasing local advertising time on ForoTV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television media.

ForoTV targets young adults between 30 and 40 years old, and adults more than 55 years old.  Its programs consist primarily of journalist content, news, and round table programs in which the participants analyze the national and international news.

Local Affiliates.  There are currently 30 local television stations affiliated with our networks, of which 17 stations are wholly owned, one station is minority owned and 12 stations are independent affiliated stations.  These stations receive part of their programming from Channels 4 and 9.  See “— Channel 4”.  The remaining programs aired consist primarily of programs licensed from our program library and locally produced programs.  The locally produced programs include news, game shows, musicals and other cultural programs and programs offering professional advice.  In 2015, 2016 and 2017, the local television stations owned by us produced 51,600 hours, 51,000 hours and 51,100 hours, respectively, of programming.  Each of the local affiliates maintains its own sales department and sells advertising time during broadcasts of programs that it produces and/or licenses.  Generally, we pay the affiliate stations that we do not wholly own a fixed percentage of advertising sales for network affiliation.

Border Stations.  Until May 30, 2017, we had a station operation agreement with Bay City Television, a U.S. corporation indirectly owned by us, which, pursuant to an electronic cross-border permit from the FCC, broadcasted English content through XETV, a Tijuana based television station that operates under a concession from the SCT in Mexico.

Network Subscription.  We produce or license a suite of Spanish and English-language television channels for pay-TV systems in Mexico, Latin America, the Caribbean, Europe, the United States, Canada, Africa and Australia.  These channels include programming such as general entertainment, telenovelas, movies, news and music-related shows, interviews and videos.  Some of the programming included in these channels is produced by us while other programming is acquired or commissioned from third parties.  We commercialize 26 pay-TV brands through over 69 domestic and international feeds, which reach over 45 million subscribers worldwide, averaging six networks per subscriber.

In 2015, 2016 and 2017, we produced approximately 25,500 hours, 27,400 hours and 25,500 hours, respectively, of programming and videos, for broadcast on our pay-TV channels.  The names and brands of our standard definition channels include: Telehit, RMS (formerly Ritmoson), Bandamax, De Película, TLN (Portugues),Unicable, Golden, Edge, Golden Latinoamérica, TLNovelas, Tiin, Estrellas Latinoamérica, Estrellas Delay-2hrs, Estrellas Delay-1hr, Distrito Comedia, TDN, TD Centro and UTDN.  The brands of our high definition channels include: Golden HD, Telehit HD, TDN HD, De Película HD, Unicable HD, Golden Premier HD, Foro TV HD Nacional and Fighting Sports Network FSN HD.

Licensing and Syndication.  We license our programs and our rights to programs produced by other television broadcasters and pay-TV providers in the United States, Canada, Latin America, Asia, Europe and Africa.  We collect licensing fees based on the size of the market for which the license is granted or on a percentage of the advertising sales generated from the programming.  In addition to the programming licensed to Univision, we licensed 80,444 hours, 93,473 hours and 85,098 hours of programming in 2015, 2016 and 2017, respectively.  See “— Univision” and “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content”.  As of December 31, 2017, we had 268,715 half-hours of television programming in our library available for licensing.

Expansion of Programming Reach.  Our programs can be seen in the United States, Canada, Latin America, Asia, Europe, Africa and Australia.  We intend to continue to expand our sales of Spanish-language programming internationally through pay-TV services.

Televisa Digital.  Televisa Digital is the Company’s online and wireless content division.  This venture includes Televisa.com, our Spanish-language horizontal website and online and supported video streaming, as well as video on demand apps and our mobile value added service unit.  Currently, our video on demand apps are Las Estrellas, Sports and News. Additionally, in 2016, we launched a digital version of Apple TV for Las Estrellas. Televisa Digital leverages the Company’s and third parties’ premium and extensive Spanish-language content, including news, sports, business, music and entertainment, editorials, life and style, technology, health, kids and an opinion survey channel.

We have a strong presence on every social media platform by managing over 150 accounts and reaching over 35 million social media user accounts (one user can be a follower of one or more social media profiles).

We have license agreements to distribute Telemundo’s original content through digital and wireless platforms in Mexico.  As part of the agreements, Telemundo provides us with original content, including its highly popular telenovelas currently broadcasted on our Channel 9 and on all of our digital platforms. The agreements complement and are part of the strategic alliance to distribute Telemundo’s original content in Mexico across multiple platforms, including broadcast television, pay-TV and emerging digital platforms.

In order to become more competitive in the digital marketplace, in 2017, Televisa Digital continued to focus on distributing and monetizing our content across social media, apps and sites and maintaining alliances with Facebook, YouTube and other social media platforms for new products such as Twitter Amplify, Google AMP, YouTube Reserved and Snappy TV.

OTT Platform.  In January 2014, we launched an over-the-top (“OTT”) platform under the brand “VEO”, which in February 2016 was relaunched as “blim”. Blim is operated by Televisa, S.A. de C.V. and is accessible through any electronic device with an Internet connection and provides two different services in Mexico: (i) Subscription Video-On-Demand (“SVOD”) with an extensive catalogue of domestic and foreign entertainment (original productions, movies, series, documentaries, programs, telenovelas and children’s content); and (ii) TV Everywhere that provides live television content of a few of the Company’s PayTV channels in certain territories.

Advertising Sales Plan.  Our sales force is organized into separate teams, each of which focuses on groups of clients, in order to provide multi-platform offers that include free-to-air television, pay television, local stations and digital services. In 2018, we began billing our clients on a cost-per-rating-point basis rather than on a fixed pricing scheme.  Most of our sales were done through “Modular 2.0” or “packages” that have a pre-determined allocation through national channels and dayparts.  We sell commercial time in two ways: upfront and scatter basis. Advertisers that elect the upfront option lock in prices for most of our commercial inventory for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, and are charged lower rates than those charged on a scatter basis for their commercial time, given the highest priority in schedule placement, and given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and limited access to choose commercial time slots. Under our cost-per-rating-point approach, all advertisers are billed based on actual gross rating points delivered. For 2018, we have successfully migrated to a pricing mechanism based on ratings. For a description of our advertising sales plan, see “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content — Advertising Rates and Sales”.

We currently sell a significant portion of our available television advertising time.  We use the remaining portion of our television advertising time primarily to satisfy our legal obligation to the Mexican government to provide up to 18 minutes per day of our broadcast time between 6:00 a.m. and midnight for public service announcements and 30 minutes per day for public programming (referred to in this annual report as Official Television Broadcast Time), and our remaining available television advertising time to promote, among other things, our products.  We sold approximately 53%, 42% and 35% of total available national advertising time on our networks during prime time broadcasts in 2015, 2016 and 2017, respectively, and approximately 45%, 35% and 29% of total available national advertising time during all time periods in 2015, 2016 and 2017, respectively. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content”.

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

As of December 31, 2015, 2016 and 2017, Innova’s DTH satellite pay-TV service had 7,284,162, 8,026,519 and  8,002,526 gross active subscribers, respectively.  Innova primarily attributes its successful growth to its superior programming content, its exclusive transmission of the largest coverage sporting events such as soccer tournaments and special events, its high quality customer service and its nationwide distribution network with approximately 1,006 points of sale.  In addition to the above, Innova also experienced growth during 2015, 2016 and 2017 due to the success of VeTV, our low-end package in Mexico.  Sky continues to offer the highest quality and exclusive content in the Mexican pay-TV industry.  Its programming packages combine our over-the-air channels with other exclusive content.

During 2017, Sky offered exclusive content, which included certain Mexican Soccer League matches and most of the Spanish Soccer League, La Liga and La Copa del Rey, the English Premier League and the FA Cup, the NFL Sunday Ticket, the NHL, bullfighting, FEI Events, marathons, Diamond League, the largest coverage of the Mexican Baseball League (LMB), ATP tournaments, Basketball Euroleague and FIFA tournaments in Central

America and some exclusive matches in Mexico.  In addition to new programming contracts, Sky continues to operate under arrangements with a number of third party programming providers to provide additional channels to its subscribers.  Sky also has arrangements with the major programming studios and sports federations.

In 2017, the Sky HD Package comprised 156 channels, as well as 28 additional channels for pay-per-view.  We expect to continue broadening our HD offering in the coming years for which we may need additional transponder capacity.

As of December 31, 2017, programming package monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: Basic Ps.159, Fun Ps.309, Fox+ Ps.469, HBO Ps.479 and Universe Ps.689.  Monthly fees for each programming package do not reflect a monthly rental fee in the amount of Ps.174 for the decoder necessary to receive the service (or Ps.160 if the subscriber pays within 12 days of the billing date) and a one-time activation fee which depends on the number of decoders and payment method. The monthly fees with respect to our prepaid programming package are the following: VeTV Ps.104, VeTV PLUS Ps.154 and the monthly rental fee for the decoder necessary to receive the service is Ps.95.

Sky devotes 12 pay-per-view channels to family entertainment and movies and eight channels are devoted to adult entertainment.  In addition, Sky assigns seven extra channels exclusively for special events, known as Sky Events, which include concerts and sports.  Sky provides some Sky Events at no additional cost while it sells others on a pay-per-view basis.

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

Cable

The Cable Television Industry in Mexico.  Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee.  These fees are based on the package of channels the subscribers receive.  According to IFT, there were approximately 1,138 pay-TV concessions in Mexico, including 195 integrated sole concessions, as of December 31, 2017, serving approximately 19.6 million subscribers (including cable and DTH).

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

Cablemás. We own Cablemás, which operates in approximately 104 cities in Mexico where it offers cable television, high speed internet access and telephony services.

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

Bestel.  Currently, the Company indirectly holds 66.1% of the equity of Bestel (35.3% through Cablevision and 30.8% of CVQ), which provides voice, data, and managed services to domestic and international carriers and to the enterprise, corporate, and government segments in Mexico.  Through Bestel (USA), Inc., Bestel provides cross-border services to U.S. carriers including internet protocol, or IP, transit, collocation, international private lines, virtual private networks, or VPNs, and voice services, as well as access to the Internet backbone via companies or carriers classified as “TIER 1” which are networks that can reach every other network on the internet without purchasing internet protocol address transit or paying settlements and “TIER 2” which are networks that peer with some networks, but purchase internet protocol address transit or pay settlements to reach at least some portion of the internet.  Bestel operates more than 28,000 kilometers of a fiber-optic network of which it owns approximately 10,000 kilometers. This fiber-optic network covers several important cities and economic regions in Mexico and has direct crossing of its network into Dallas, Texas, Nogales, Arizona, and San Diego, California in the United States.  This enables the company to provide high capacity connectivity between the United States and Mexico.

Other Businesses

Publishing.  Notwithstanding the challenges facing the publishing industry, we believe we have maintained our position as the most important publisher and distributor of magazines in Mexico and of Spanish-language magazines in the world, as measured by circulation.

With a total circulation of approximately 71.8 million copies in 2017, we publish 110 titles that are distributed in 14 countries, including the United States, Mexico, Colombia, Chile, Argentina, Peru and Panama, among others. See “— Other Businesses — Publishing Distribution”. Our main publications in Mexico include TV y Novelas, a weekly entertainment and telenovelas magazine; Vanidades, a popular bi-weekly magazine for women; and Caras, a monthly leading lifestyle and socialite magazine. Our other main publications in Latin America and the United States include Vanidades, TV y Novelas U.S.A. and Caras Colombia and Chile.

We publish the Spanish-language edition of several magazines, including Cosmopolitan, Harper’s Bazaar, Seventeen, and Esquire through a joint venture with Hearst Communications, Inc.; Men’s Health, Women’s Health and Runner’s World, pursuant to a license agreement with Rodale, Inc.; Marie Claire, pursuant to a license agreement with Marie Claire Album; Sport Life and Automóvil Panamericano, as well as other special editions of popular automotive magazines, through a joint venture with Motorpress Ibérica, S.A.; Muy Interesante and Padres e

Hijos pursuant to a joint venture with Zinet Media Global, S.L.  We also publish a Spanish-language edition of National Geographic and National Geographic Traveler in Latin America and in the United States through a licensing agreement with National Geographic Partners, LLC.  In addition, we publish several comics pursuant to license agreements with Marvel Characters, B.V., Mediatoon Licensing and DC Comics.

Our digital advertising revenue increased from 10.1% of the total advertising revenue of the publishing business in 2015 to 17.1% in 2017.

Publishing Distribution.  We estimate that we distribute more than 50%, in terms of volume, of the magazines circulated in Mexico through our subsidiary, Distribuidora Intermex, S.A. de C.V., or Intermex.  We believe that our distribution network, including independent distributors, reaches over 300 million Spanish-speaking people in approximately 14 countries, including Mexico, Colombia, Argentina, Chile, Peru and Panama.  We also estimate that such distribution network reaches more than 20,000 points of sale in Mexico.  Our publications are also sold in the United States, the Caribbean and elsewhere through independent distributors.  In Mexico, in 2015, 2016 and 2017, 67.4%, 60.2% and 58.6%, respectively, of the publications distributed by our company were published by our Publishing division.  In addition, our distribution network sells a number of publications published by joint ventures and independent publishers, as well as sticker albums, novelties and other consumer products.

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

Soccer.  We own Club de Fútbol América S.A. de C.V., or Club América, which currently plays in the Mexican First Division and is one of the most popular and successful soccer teams in Mexico.  In the Mexican First Division, each team plays two tournaments of 17 games per regular annual season.  The best teams of each regular season engage in post-season championship play.

We own the Azteca Stadium, which has hosted two World Cup Inaugurations and Final Games (1970 and 1986). In 2016, the Azteca Stadium underwent major renovations, adding new premier zones (suites and club seats). The stadium currently has a total seating capacity of approximately 84,500 fans. The Azteca Stadium hosts the home games of Club América as well as the qualifying matches of the Mexican National Team. The stadium has a current contract with the National Football League, or the NFL, to host one regular season game each year beginning in 2016, and is expected to host three more official regular season NFL games through 2021 as well.

Promotions.  We promote a wide variety of concerts and other shows, including beauty pageants, song festivals and shows of popular Mexican and international artists.

Feature Film Production and Distribution.  We produce and co-produce first-run Spanish- and English-language feature films, some of which are among Mexico’s top films based on box office receipts.

We distribute our films to movie theaters in Mexico, the United States and Latin America,and later release them for broadcast on video on demand, cable and network television; some of those films have been partially financed by us and are among the highest grossing Mexican films in Mexico, such as Un Gallo Con Muchos Huevos, No Manches Frida, Hazlo Como Hombre, 3 Idiotas and the Spanish language film that broke audience and box office records in Mexico and the United States during its release year, Instructions Not Included, which became the second highest film in Mexico in terms of number of viewers. We distribute feature films produced by non-Mexican producers in Mexico. In 2015, 2016, 2017 and up to February 2018, we distributed 19, 21, 20 and 4 feature films, respectively, including several U.S. box office hits.

At December 31, 2017, we owned or had rights to 395 Spanish-language theatrical films, 165 theatrical films in other languages, 25 Spanish-language video titles and 27 video titles in other languages. Many of these films and titles have been shown on our television networks, cable system, DTH and subscription video on demand services.

Gaming Business.  In 2006, we launched our gaming business, which consists of casinos and an online gaming site.  As of December 31, 2017, we had 17 casinos in operation, under the brand name “PlayCity”.  In accordance with our permit, we plan to continue opening casinos.  In 2017, we launched our online sports betting site. The casinos and our online sports betting site are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 55 casinos and number draws throughout Mexico. During 2017, our management decided to begin an internal process to close Multijuegos, our lottery business, and in December 2017, we obtained an authorization from the Mexican Ministry of the Interior, to suspend such business operations.

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

Radiópolis owns and operates 17 radio stations in Mexico, including three AM and three FM radio stations in Mexico City, five AM and two FM radio stations in Guadalajara, one AM station in Monterrey, one FM radio station in Mexicali, one AM/FM combo station in San Luis Potosí and one FM radio station in Veracruz.  Some Radiópolis stations transmit powerful signals which reach beyond the market areas they serve.  For example, XEW-AM and XEWA-AM transmit signals that under certain conditions may reach the southern part of the United States.  XEW-AM may also reach most of southern Mexico.  Including owned and affiliated stations, Radiópolis has 88 stations.  We estimate that Radiópolis’ radio stations reach 23 states in Mexico.  Our programs aired through our radio stations network reach approximately 64% of Mexico’s population.  We plan to continue to explore ways to expand the reach of our radio programming and advertising through affiliations with third parties and through acquisitions.

According to Investigadores Internacionales Asociados, S.C., or INRA, in 2015, 2016 and 2017, XEW-AM ranked, on average, twelfth, thirteenth and fourteenth, respectively, among the 32 stations in the Mexico City metropolitan area AM market, XEQ-FM, ranked, on average, first, first and first respectively, among the 30 stations in the Mexico City metropolitan area FM market, and XEBA ranked, on average, second, second and second respectively, among the 24 stations in the Guadalajara City metropolitan FM market.  INRA conducts daily door-to-door and automobiles interviews in the Mexico City metropolitan area to determine radio listeners’ preferences.  Outside Mexico City, INRA conducts periodic surveys.

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

The successful exclusive radio broadcasting in 2017 of the Liga Mx, Copa Oro, Copa Confederaciones, Champions League, La Liga, NFL and World Series placed Radiópolis among the highest rating sports-broadcasting radio stations in Mexico.

During the last five years, Radiópolis has organized 20 massive live musical events with leading artists, gathering an attendance of 98,457 people in aggregate for the last two events, which were performed at the Azteca Stadium in Mexico City.  The events organized by Radiópolis have become among the most popular music-related events among the musical radio stations in Mexico.

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

During 2015, 2016 and 2017, OCEN promoted 2,727, 2,968 and 2,986 events, respectively, and during 2017, it managed 12 entertainment venues in Mexico City, Guadalajara and Monterrey, providing an entertainment platform that established OCEN as one of the principal live entertainment companies in Mexico.

During 2017, 21.8 million entrance tickets were issued by OCEN’s subsidiary Ticketmaster, compared to 22.8 million in 2016.

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

As part of our participation in Imagina, we improved potential synergies between us and Imagina and opportunities to create value.  Additionally, we have certain rights of first refusal to acquire formats and audiovisual content, as well as transmission rights for sport events in certain territories.  We appoint two directors to Imagina’s board, which is currently composed of 10 members.

On February 16, 2018, we announced that we have agreed to sell our 19.9% stake in Imagina. Upon closing of the transaction, total proceeds to us will be approximately 284 million euros. The closing and total proceeds to be received are subject to the fulfillment of certain conditions and is expected to take place in the next few months.

Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V.  In March 2010, Telefónica, Editora Factum, S.A. de C.V., a wholly-owned subsidiary of the Company which was merged into CVQ in May 2015, and Megacable agreed to jointly participate, through a consortium known as Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”), in the public bid for a pair of dark fiber wires held by the CFE (Comisión Federal de Electricidad).  In June 2010, the SCT granted GTAC a favorable award in the bidding process for a 20 year contract for the lease of up to 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted in July 2010, to operate a public telecommunications network using DWDM technology.  In June 2010, one of our subsidiaries entered into a long-term credit facility agreement to provide financing to GTAC in an amount up to Ps.688.2 million. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. In addition, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.582.7 million.  By the end of 2017, GTAC had in operation 175 links and 151 nationwide nodes, and the services for customers grew to 2,200, of which 89% have a capacity of 10 Gbps. The overall capacity per link is approximately 3.2 Tbps (80 optical channels x 10, 40 and 100 Gbps each channel). In addition, GTAC maintains four of its own routes (1,720 kilometers), three third-party dark fiber IRU (1,782 kilometers) and local loops (518 kilometers).  This new fiber optic network will represent for us a new alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered.  The fiber optic network will aim to increase broadband internet access for businesses as well as households in Mexico.

We have investments in several other businesses.  See Notes 3 and 10 to our consolidated year-end financial statements.

Univision

We have a number of arrangements with Univision, the leading Spanish-language media company in the United States that owns and operates the following: Univision Network, a leading content creator that is among the most-watched Spanish-language television networks in the United States; UniMás; Univision Cable Networks; Galavisión; UDN (Univision Deportes Network); Univision tlnovelas; ForoTV; De Película; De Película Clásico; Bandamax; Ritmoson; Telehit; Univision Local Media, which owns and/or operates 62 television stations and 58 radio stations in major Hispanic markets within the United States and Puerto Rico; Univision Now, a direct-to-consumer, on demand and live streaming subscription service; and the Fusion Media Group (FMG), a division that serves young, diverse audiences, which includes 10 cable networks, news and lifestyle English language network FUSION TV, UCI’s interest in El Rey Network, Univision.com, Uforia, a music application featuring multimedia music content; as well as a collection of leading digital brands that span a range of categories: technology (Gizmodo), sports (Deadspin), music (TrackRecord), lifestyle (Lifehacker), modern women’s interests (Jezebel), news and social justice (FUSION.net), African American news and culture (The Root), gaming (Kotaku), and car culture (Jalopnik). FMG also includes the Company’s interest in comedy and news satire brands The Onion, Clickhole and The A.V. Club.

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

Under the PLA Amendment, the terms of the existing strategic relationship between Univision and the Company were amended, including as follows:

(i)             Revised Royalty Computation—In exchange for Univision agreeing to make certain additional sources of revenue subject to the royalty, effective January 1, 2015 and through December 2017, the royalty rate on substantially all of Univision’s Spanish-language media networks revenue was decreased to 11.84%, compared to 11.91% under the previous terms of the PLA. On January 1, 2018, the royalty rate increased from 11.84% to 16.13%, compared to 16.22% under the prior terms. Additionally, the Company will continue to receive an incremental 2% in royalty payments on such media networks’ revenues above an increased revenue base of $1.66 billion, compared to the prior revenue base of $1.65 billion. The royalty rate will increase again to 16.45% starting later in June 1, 2018 and for the remainder of the term, from 16.13%, compared to the prior rate of 16.54%. With this second rate increase, the Company will receive an incremental 2% in royalty payments above a reduced revenue base of $1.63 billion. The royalty base generally includes all Univision revenues from the exploitation or operation of its Spanish-language audiovisual platforms, sublicensing arrangements, licenses of content to network affiliates or multichannel video programming distributors, and Univision-branded online platforms, whether those revenues are derived on an advertising, subscription, distribution, interactive media, or transactional basis.

(ii)          Term Extension— Subject to Univision completing a public offering of its common stock that results in net proceeds to Univision of a minimum agreed upon amount and no change of control having occurred, the PLA Amendment extends the term of the PLA from its current expiration date of the later of 2025 and 90 months after the Company voluntarily sells two-thirds of its equity interests in UHI, to the later of 2030 and 90 months after the Company voluntarily sells two-thirds of its equity interests in UHI. Univision’s exclusive U.S. broadcast and digital rights (with limited exceptions) to the Company’s programming including premium Spanish-language telenovelas, sports, sitcoms, reality series, new programming and feature films, remains substantially unchanged. In March 2018, UHI announced that it has determined not to utilize the registration statement initially filed on July 2, 2015 for an initial public offering in the United States.

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

(ii)   Conversion of Debentures — In July 2015, the Company exchanged $1.125 billion principal amount of Univision’s convertible debentures into warrants that are exercisable for certain classes of UHI’s common stock. In connection with the conversion, Univision made a one-time payment to the Company of $135.1 million on July 15, 2015 to induce the conversion. In July 2015, the Company exercised 267,532 warrants to increase its equity stake in UHI from 7.8% to 10%. On December 31, 2017, the Company held 4,590,953 warrants exercisable for shares of Univision.

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

FCC Matters

On January 3, 2017, the FCC (a) approved an increase in the authorized aggregate foreign ownership of Univision’s issued and outstanding shares of common stock from 25% to 49%; and (b) authorized the Company to hold up to 40% of the voting interests and 49% of the equity interests of Univision. As a result of such authorization, the Company will be able to increase its current equity stake in Univision. In addition, pursuant to the MOU Univision agreed that, after its original sponsors have transferred at least 75% of Univision’s common stock, Univision will file an application for any required FCC approval of a transfer of control of Univision to the public stockholders of Univision or as otherwise may be required.

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

Content

Our television stations compete for advertising revenues and for the services of recognized talent and qualified personnel with other television stations (including the stations owned by TV Azteca and Imagen Television) in their markets, as well as with other advertising media, such as pay television networks, radio, newspapers, magazines, outdoor advertising, cable television and a multi-channel, multi-point distribution system, or MMDS, OTT content providers, internet websites and DTH satellite services.  Our content also competes with other forms of entertainment and leisure time activities.  We generally compete with 240 channels throughout Mexico, including the channels of our major competitor, TV Azteca, which owns and operates Channels 7 and 1 (formerly 13) in Mexico City, which we believe are affiliated with 179 stations outside of Mexico City.  TV Azteca holds two concession titles for Channel 40, or Proyecto 40, and Channel a+, UHF channels that broadcast in the Mexico City metropolitan area.

In addition to the foregoing channels, there are additional operating channels in Mexico with which we also compete, including Channel 11, which has 42 repeater stations, and Channel 22, which has 16 repeater stations in Mexico, which are operated by the Mexican government, as well as Imagen Television that operates as a concession holder to broadcast on a national digital network.  Our television stations are the leading television stations in their respective markets.  See “— Content—Television Networks”.

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

Sky

Innova currently competes with, or expects to compete with, among others, cable television operators, MMDS systems, national broadcast networks (including our three free-to-air networks and Channel 4), regional and local broadcast stations, OTT content providers, internet video websites and other DTH concessions such as Dish Mexico, which as of the third quarter of 2017 had  approximately 2.9 million subscribers, according to IFT. Currently, Dish Mexico offers not only low-priced packages, but also high-end products such as High Definition Packages. Innova also faces competition from: (a) unauthorized C-band and Ku-band television signals provided by third parties without authorization of the Mexican government; and (b) illegal streaming services that facilitate access to television channels and content through set up boxes and applications. Other competitors include radio, movie theaters, video rental stores, IPTV, internet, video games and other entertainment sources.  We also face significant competition from new entrants in pay-TV services as well as from the new public television networks. The consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay-TV market in Mexico matures, and as the offering of bundled services that include pay-TV, broadband and telephony increases, Innova expects to face competition from an increasing number of sources.  Emerging technologies that provide new services to pay-TV customers as well as new competitors in the DTH field or cable, telecommunication and internet players entering into video services would require us to make significant capital expenditures in new technologies and additional transponder capacity.

In October 2008, Dish Mexico, a subsidiary of a U.S. based DTH company operating with certain arrangements with Telmex, started operations in Mexico through a DTH concession.  Dish Mexico currently operates nationwide.

Since 2010, there is a fiber to the home, or FTTH, pay-TV service called Total Play, which offers more than 300 channels, Video on Demand, HD and other applications.  This service also includes bundle discounts for their interactive TV, internet and voice services.  Axtel provides a product called Axtel TV, which offers up to 87 standard definition channels, 46 HD channels, 50 audio channels, and 50 hours of virtual recording in addition to internet and voice services.

Cable

Cablevisión, Cablemás, TVI, Cablecom and Telecable face intense competition from several media, internet, OTT, cable and telecommunications companies throughout Mexico.

The telecommunications industry in Mexico has become highly competitive. New technologies and technical innovations have been implemented in the telecommunications sector, resulting in a significant increase in competition. We believe that there is a strong correlation between the increase in competition and the adoption of new technologies.

Our cable operators face intense competition in the Internet services market and in the fixed telephony services market, from several service providers such as Axtel and other cable companies, but also importantly from the Preponderant Economic Agent in the telecommunications sector, which holds a significant market share.

Our cable operators also face tough competition from other cable companies and from other pay-TV operators such as Dish Mexico, Total Play and Sky. Recently, competition in this market has increased due to the growth of IPTV or OTT providers such as Netflix, Claro Video and Amazon Prime Video.

Our Pay TV companies compete as well with other media with respect to advertising sales, including DTH, social media, outdoor advertising and publishing among others. The information technologies are changing and we expect will continue to change the consumption of advertising in the communications media.

Other Businesses

Publishing

Each of our magazine publications competes for readership and advertising revenues with other magazines of a general character and with other forms of print and non-print media.  Competition for advertising is based on circulation levels, reader demographics and advertising rates.

Radio

The radio broadcast business is highly competitive in Mexico as well.  Our radio stations compete with other radio stations in their respective markets, as well as with other advertising media, such as television, newspapers, magazines and outdoor advertising.  Among our principal competitors in the radio broadcast business are Grupo Radio Centro, S.A.B. de C.V., which owns or operates more than 200 radio stations throughout Mexico, 11 of which are located in Mexico City, Grupo Acir, S.A. de C.V., which owns or operates six radio stations in Mexico City, and has a presence in 25 cities in Mexico, and NRM Comunicaciones, S.A. de C.V., which owns six radio stations in Mexico City.

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

Gaming Business

Our principal competitors in the gaming industry are, with respect to casinos, Codere, CIE, Grupo Caliente Grupo Cirsa and Grupo Logrand.  We also face competition from several illegal casino and bingo parlors throughout Mexico.

Regulation

Our business, activities and investments are subject to various Mexican federal, state and local statutes, rules, regulations, policies and procedures, which are constantly subject to change and are affected by the actions of various Mexican federal, state and local governmental authorities.  See “Key Information — Risk Factors — Risk Factors Related to Mexico — Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations”, “— Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “—The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.  The material Mexican federal, state and local statutes, rules, regulations, policies and procedures to which our business, activities and investments are subject are summarized below.  Station XETV, Tijuana, is also subject to certain regulatory requirements of the FCC, including the obligation to obtain permits for cross-border transmission of programming broadcast to the United States and to obtain licenses to operate microwave and/or satellite earth station transmitting equipment within the U.S. These summaries do not purport to be complete and should be read together with the full texts of the relevant statutes, rules, regulations, policies and procedures described therein.

Television

Mexican Television Regulations

Concessions.  The LFTR regulates, on a convergent basis, the use and exploitation of the radio-electric spectrum, and the telecommunications networks, as well as the rendering of broadcasting, cable, satellite pay-TV and telecommunications services.

Concessions for the commercial use of spectrum are granted through public bid processes. Such concessions are granted for a fixed term, subject to renewal in accordance with LFTR. Renewal of concessions for the use of spectrum require, among others: (i) to request such renewal to IFT in the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. To our knowledge, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in the past several years for public interest reasons, however, the Company is unable to predict any future action by IFT.

Pursuant to the Telecommunications and Broadcasting Federal Law, concessionaires will now only have one integrated sole concession to provide telecommunication and possibly broadcasting services. Integrated sole concessions will be granted for a term of up to 30 years with the possibility to renew them, for the same term originally granted. Renewal of integrated sole concessions require, among others: (i) to request its renewal to IFT within the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure by IFT to respond within such period of time shall be interpreted as if the request for renewal has been granted.

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

The Company was prevented from participating as a bidder in the 2014 public auction. See “Key Information — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments” and “— Risk Factors Related to Our Business — The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”. In March 2015, IFT issued its ruling announcing Grupo Radio Centro and Imagen Television as winning bidders for two free to air broadcasting licenses with separate national coverage.  Imagen Television has completed the process and has received its license. However, since Grupo Radio Centro failed to pay the amount they bid for their free to air broadcasting license, the IFT’s ruling announcing them as a winning bidder was declared null and void and they will not receive the license.  As a result, the auction of the portion of the spectrum that was going to be assigned to Grupo Radio Centro took place during 2017. The new bid was for 148 channels for Digital Terrestrial Television, including at least 123 channels that were not allocated in the IFT-1 bidding process for the two national digital broadcast television networks. At the end of the process, offers were received for 32 channels located in 29 different coverage areas, located in 17 States and covering about 45 percent of the country’s total population.The bidding process concluded in December 2017 with the issuance of the corresponding concession titles in favor of Compañía Periodística Sudcaliforniana, S.A. de C.V., Comunicación 2000, S.A. de C.V., Francisco de Jesús Aguirre Gómez, Intermedia de Chihuahua, S.A. de C.V., José Guadalupe Manuel Trejo García, Multimedios Televisión, S.A. de C.V., Quiero Media, S.A. de C.V., Radio Comunicación Gamar, S.A. de C.V., Radio Operadora Pegasso, S.A. de C.V., Radio-Televisión de Nayarit, S.A. de C.V., Tele Saltillo, S.A. de C.V., Televisión Digital, S.A. de C.V. and Telsusa Televisión México, S.A. de C.V. See “Key Information — Risk Factors — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

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

As a result of the Telecom Reform, certain provisions of the LFTR and Guidelines related to the distribution of more than one channel of programming on the same transmission channel, or multiplexing, were passed. Such provisions optimize the use of the spectrum; for example, where the 6MHz spectrum was used entirely to broadcast only one channel of programming analog standard, now based on new technologies, more than one channel of programming digital standard on the same transmission channel can be broadcast. The Company, as a Preponderant Economic Agent has a restrictive obligation related to multiplexing. The IFT shall not authorize the Preponderant Economic Agent to broadcast channels in excess of 50% of the total channels authorized to other broadcasters in the same geographic coverage. The IFT has granted 75 multiplexing authorizations to the Company: 33 authorizations for multiplexing the Channel 5 Network, 19 authorizations for multiplexing the Gala TV Network, two authorizations for multiplexing the Channel 2 Network and three authorizations for multiplexing the Channel CJ Grand Shopping Network. Further filings for new authorizations are still under evaluation.

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

Additional Rights for Audiences. Among others, the LFTR imposes new obligations on concessionaires. Under the LFTR, concessionaires must have a code of ethics and appoint an Ombudsman, whom shall not have been employed by the respective concessionaire or concessionaires during a period of two years prior to his/her appointment. The Ombudsman can be appointed (i) individually by the relevant concessionaire, (ii) jointly by several concessionaires or (iii) by a body or chamber which represents concessionaires. The Cámara Nacional de la Industria de Radio y Televisión (CIRT), or Mexican Chamber of Television and Radio Broadcasters, has appointed two individuals who are authorized to act as Ombudsman for all of its concessionaire members who decide to retain them. On November 29, 2016 IFT issued the Guidelines for the Defense of the Audiences, which were published on December 21, 2016 in the Federal Official Gazette. These guidelines and some related provisions of the LFTR were constitutionally challenged by the Executive Branch and the Senate particularly for concerns that they restrict freedom of speech. The resolution of the procedures is pending and they will be resolved by the Supreme Court of Justice. In addition to the obligations established in the LFTR, such guidelines emphasize that the concessionaires must: (i) make sure that when broadcasting news, the reporting of factual material is clearly distinguished from commentaries and personal analysis; (ii) submit electronic, online and telephone programming guides; (iii) establish specific actions to distinguish between advertising and content, (iv) offer programming that is subtitled and dubbed in Spanish; and (v) provide sign language for the hearing impaired in at least one of their most-watched nationwide news programs. These guidelines establish the procedure before the Ombudsman for the defense of the rights of the audiences. On October 27, 2017, an amendment to the LFTR was published in the Official Gazette of the Federation, which, among other things: (i) restricts the power of the IFT to regulate a large portion of the provisions established by the Guidelines for the Defense of the Audience; (ii) increases the ability of all broadcasting and telecommunications concessionaries to self-regulate themselves by granting them the ability to regulate their programming content and the way in which they decide to respect and promote the rights of the audiences through their code of ethics without being subject to IFT’s approval; (iii) removes the obligation to make sure that, when broadcasting news, the reporting of factual material is clearly distinguished from commentaries and personal analysis; and (iv) makes clear that the appointment of an Ombudsman is not subject to special specifications and procedures set by IFT.

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

Radio

The regulations applicable to the operation of radio stations in Mexico are identical in all material respects to those applicable to television stations.  The expiration dates of our radio concessions range from 2015 to 2037.  Concessions for two radio stations in the states of Jalisco and Baja California will expire in 2019 and 2020, respectively. Renewal applications were timely filed, but are still pending as certain related matters of the applicable regulations are being reviewed by the corresponding authorities.  See “— Content”, “— Other Businesses — Radio Stations” and “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

In December 2016, Radiópolis agreed to transfer the rights and obligations of the concession title of two AM stations operating in Guadalajara. IFT notified the transfer of such stations in December 2017 and April 2018.

In February 2017, Radiópolis participated in Bid No. IFT-4 to obtain the concession of new FM radio stations, and IFT awarded two stations in the cities of Ensenada and Puerto Vallarta. We expect these two stations will begin operations in 2018.

In August 2017, IFT authorized the migration of two of our AM radio stations operating in Monterrey and Guadalajara to the FM band. We expect to begin operations in the new band in 2018.

Cable Television

Concessions.  Cable television operators now apply for a concession from IFT (previously SCT) in order to operate their networks and provide cable television services and other multimedia communications services. Applications are submitted to IFT (previously SCT) and, after a formal review process, a concession is granted for an initial term of up to 30 years. Cablevisión obtained a telecommunications concession, which expires in 2029. Pursuant to its public telecommunications concession, Cablevisión can provide cable television, limited audio transmission services, specifically music programming, bidirectional internet access and unlimited data transmission services in Mexico City and surrounding areas in the State of Mexico (Estado de México). In addition, in May 2007, the SCT granted Cablevisión authorization to modify its concession allowing Cablevisión to provide local telephony services using the telephony public network. The scope of Cablevisión’s public telecommunications concession is much broader than the scope of its former cable television concession, which covered only cable television services and audio programming.

Cablemás and its affiliates operate under 62 concessions, which cover 20 Mexican states. Through these concessions, Cablemás provides cable television services, internet access and bidirectional data transmission services. Cablemás provides local and long distance telephony services. Each concession granted by the SCT and/or IFT allows Cablemás to install and operate a public telecommunications network. The expiration dates for Cablemás’ concessions range from 2023 to 2046. Cablemás holds a concession title that allows it to provide any telecommunications service all around Mexico.

TVI and its affiliates operate under 10 concessions, which cover 8 Mexican states. Through these concessions, TVI provides cable television services, bidirectional data transmission and internet and telephony services. Each concession granted by the SCT and/or IFT allows TVI to install and operate a public telecommunications network. The expiration dates for TVI’s concessions range from 2025 to 2045. TVI holds a concession title that allows it to provide any telecommunications service all around Mexico.

Cablecom and its affiliates operate under 25 concessions, which cover 15 Mexican states. Through these concessions, Cablecom provides cable television services, bidirectional data transmission and internet and telephony services. Each concession granted by the SCT or IFT allows Cablecom to install and operate a public telecommunications network. The expiration dates for Cablecom’s concessions range from 2025 to 2045. Cablecom hold a concession title that allows it to provide any telecommunications service all around Mexico.

Telecable operates under 32 concessions, which cover 10 Mexican states. Through these concessions, Telecable provides cable television services, bidirectional data transmission and internet and telephony services. Each concession granted by the SCT or IFT allows Telecable to install and operate a public telecommunications network. The expiration dates for Telecable’s concessions range from 2022 to 2046. Telecable holds a concession title that allows it to provide any telecommunications service all around Mexico.

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

Supervision of Operations.  IFT (previously SCT) regularly inspects the operations of cable systems and cable television operators must file annual reports with IFT.

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

Restrictions on Advertising.  Mexican law restricts the type of advertising that may be broadcast on cable television.  These restrictions are similar to those applicable to advertising broadcast on over-the-air Channels 2, 4, 5 and 9.  See “— Regulation — Television — Mexican Television Regulations — Restrictions on Advertising”.

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

Under the LFTR, DTH satellite service concessionaires may freely set customer fees but must notify IFT (previously SCT) of the amount, except that if a concessionaire has substantial market power, IFT may determine fees that may be charged by such concessionaire.  The LFTR specifically prohibits cross-subsidies.

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

Mexican Antitrust Law

The Federal Antitrust Law became effective on July 7, 2014. It should be noted that IFT is entitled to review antitrust matters related to the telecommunications and broadcasting sectors, while the COFECE is in charge of all other antitrust matters. IFT or COFECE must authorize mergers and acquisitions before they take place.  In addition, one of the thresholds was modified to only apply to sales or assets of economic agents in Mexico and not worldwide economic agents.

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

IFT or COFECE, as applicable, must resolve within five business days from the date of filing if the transaction should be admitted to the fast track review process.  Once admitted, it must resolve within 15 business days whether it is evident that the transaction does not restrain competition.

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

(vi)                    Acquisitions of equity securities (or convertible securities) through stock markets that represent less than 10% of such securities, and the acquirer is not entitled to: (w) appoint board members; (x) control a shareholders meeting decision; (y) vote more than 10% of voting rights of the issuer; or (z) direct or influence the management, operation, strategy or principal policies of the issuer.

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

(b) As a result of the transaction, the economic agent involved has a sector share percentage of less than 20%.

(c) The Preponderant Economic Agent of the sector in which the transaction is taking place is not involved in the transaction.

(d)   The transaction does not effectively diminish, harm or hinder the free competition and concurrency in the applicable sector.

Notwithstanding the above, concession holders involved in the transaction shall inform IFT of the transaction within ten days following the completion of the transaction and IFT will then have 90 calendar days to investigate the transaction and in case it determines the existence of substantial market power in the relevant market, it may impose the necessary measures to protect and encourage free competition and concurrency in such market.

With regard to our acquisitions of Cablecom and Telecable, IFT ruled that there were no sufficient elements to determine the existence of market power in the municipalities of Mexico in which Cablecom and Telecable operate. The IFT resolutions have been challenged by certain third parties.  These challenges are still under review by the competent courts. There is a risk that IFT could try to impose measures upon us which could significantly and adversely affect the activities and businesses of our broadcasting and/or telecommunications businesses, as well as our results of operations and financial condition.

Other relevant provisions provided in the Antitrust Law, are the following:

a)             Granting the Autoridad Investigadora, or Prosecutor Authority, authority to investigate the commission of monopolistic practices, forbidden mergers, barriers to competition, essential facilities or substantial market power.

b)             Enhancement of the legal power of the authorities for conducting its investigations (such as requesting written evidence and testimonies and performing verification visits).

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

e)              IFT or COFECE, as applicable, may determine the existence of barriers to competition and free markets, when an element is found that either: (i) hinders the access of new entrants; (ii) limits competition; or (iii) hinders or distorts competition and the free market process.

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

Mexican Electoral Amendment

In 2007, the Mexican Federal Congress published an amendment to the Mexican Constitution (referred to in this annual report as the 2007 Constitutional Amendment), pursuant to which, among other things, the Instituto Federal Electoral, or the Federal Electoral Institute, or IFE, has the exclusive right to manage and use the Official Television Broadcast Time and the Official Radio Broadcast Time (jointly referred to in this annual report as Official Broadcast Time). In February 2014, the Mexican Federal Congress approved a Constitutional amendment creating the Instituto Nacional Electoral, or the National Electoral Institute, or INE, which replaced the IFE. The INE has the same functions and capacity as the former IFE and regulates the services of radio and television in the same manner, except that the INE has a relevant participation in the electoral campaigns in federal, state and local procedures by distributing the Official Broadcast Time among the political parties.  For a description of the Official Broadcast Time, see “Information on the Company — Business Overview — Our Operations — Content — Programming — Advertising Sales Plan” and “Information on the Company — Business Overview — Other Businesses — Radio Stations”.  The INE has the exclusive right to use the Official Broadcast Time for its own purposes and for the use of political parties in Mexico (as provided in the Mexican Constitution) for self promotion and, when applicable, to promote their electoral campaigns during election day, pre-campaign and campaign periods.

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

The Telecom Reform created two regulatory bodies that are independent from the executive branch of government: COFECE (which assumed the functions of the former Mexican Antitrust Commission, except in the areas of telecommunications and broadcasting (television and radio)) and IFT (which oversees the Mexican telecommunications and broadcasting (television and radio) industries, including all antitrust matters relating to those industries). In addition, specialized federal courts empowered to review all rulings, actions and omissions of these independent regulatory bodies were created. No stay or injunction will suspend any measure or action taken by these regulatory bodies. Therefore, subject to limited exceptions, until any decision, action or omission by these regulatory bodies is declared void by a competent court through a binding and final judgment, COFECE’s or IFT’s decision, action or omission will be valid and will have full force and legal effect.

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

In March 2015, IFT issued its ruling announcing Grupo Radio Centro and Imagen Television as winning bidders for two free to air broadcasting licenses with separate national coverage.  However, since Grupo Radio Centro failed to pay the amount they bid for their free to air broadcasting license, the IFT’s ruling announcing them as a winning bidder was declared null and void and they will not receive the license.  As a result, the auction of the portion of the spectrum that was going to be assigned to Grupo Radio Centro took place during 2017. The new bid was for 148 channels for Digital Terrestrial Television, including at least 123 channels that were not allocated in the IFT-1 bidding process for the two national digital broadcast television networks. At the end of the process, offers were received for 32 channels located in 29 different coverage areas, located in 17 States and covering about 45% of the country’s total population. The bidding process concluded in December 2017 with the issuance of the corresponding concession titles in favor of Compañía Periodística Sudcaliforniana, S.A. de C.V., Comunicación 2000, S.A. de C.V., Francisco de Jesús Aguirre Gómez, Intermedia de Chihuahua, S.A. de C.V., José Guadalupe Manuel Trejo García, Multimedios Televisión, S.A. de C.V., Quiero Media, S.A. de C.V., Radio Comunicación Gamar, S.A. de C.V., Radio Operadora Pegasso, S.A. de C.V., Radio-Televisión de Nayarit, S.A. de C.V., Tele Saltillo, S.A. de C.V., Televisión Digital, S.A. de C.V. and Telsusa Televisión México, S.A. de C.V. See “Key Information — Risk Factors — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments.”

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

The LFTR establishes a renewal procedure that will result in the granting of a renewal of an integrated sole concession (when involving radio-electric spectrum or orbital resources, a concession to exploit such spectrum is required) in order to provide telecommunications and possibly, broadcasting services.  The integrated sole concession will be awarded for renewable 30 year terms. Renewal of integrated sole concessions require, among others: (i) to request its renewal to IFT within the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request.  Failure by IFT to respond within such period of time shall be interpreted as if the request for renewal has been granted.

The LFTR also contemplates that concession holders that operate a public network of telecommunications must: (i) abstain from charging long distance fees for calls made by users to any national destination; (ii) if there was no other concession holder providing similar services in a certain territory, the concession holder providing the service in such territory shall have to continue providing the services; and (iii) concession holders must adopt the open architecture designs for the network to guarantee the interconnection and interoperation of their network.

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

Significant Subsidiaries

The table below sets forth our significant subsidiaries as of December 31, 2017.

Name of Significant Subsidiary	Jurisdiction of Organization or Incorporation	Percentage Ownership(1)
Corporativo Vasco de Quiroga, S.A. de C.V. (CVQ) (3)	Mexico	100.0%
Cablemás subsidiaries (2) (4)	Mexico	100.0%
Telecable subsidiaries (2) (8)	Mexico	100.0%
Empresas Cablevisión, S.A.B. de C.V. (2) (5) (18)	Mexico	51.0%
Milar, S.A. de C.V.(2)	Mexico	51.0%
Cablevisión, S.A. de C.V.	Mexico	51.0%
Arretis S.A.P.I. de C.V.(2) (5).(19)	Mexico	100.0%
Sky DTH, S.A. de C.V.(2) (10)	Mexico	100.0%
Innova Holdings, S. de R.L. de C.V. (2) (10)	Mexico	58.7%
Innova, S. de R.L. de C.V. (Innova)(11)	Mexico	58.7%
Television Internacional, S.A. de C.V. (TVI) (2) (5) (6)	Mexico	100.0%
Editorial Televisa, S.A. de C.V.(2) (7) (9)	Mexico	100.0%
Grupo Distribuidoras Intermex, S.A. de C.V.(2) (7) (12)	Mexico	100.0%
Grupo Telesistema , S.A. de C.V. (13)	Mexico	100.0%
Grupo Bissagio, S.A. de C.V. (2) (14)	Mexico	100.0%
Multimedia Telecom, S.A. de C.V. (14)	Mexico	100.0%
Villacezan, S.A. de C.V. (2) (7)	Mexico	100.0%
Televisa, S.A. de C.V.(15)	Mexico	100.0%
Televisión Independiente de México, S.A. de C.V.(2)	Mexico	100.0%
Sistema Radiópolis, S.A. de C.V.(2) (7) (16)	Mexico	50.0%
Televisa Juegos, S.A. de C.V.(2) (7) (17)	Mexico	100.0%
Ulvik, S.A. de C.V.(2) (20)	Mexico	100.0%

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

(4)                   The Cablemás subsidiaries are directly owned by CVQ. As of December 31, 2014, some Cablemás subsidiaries were direct subsidiaries, and some other were directly owned by Consorcio Nekeas, S.A. de C.V., a former wholly-owned direct subsidiary. In January 2015, Consorcio Nekeas, S.A. de C.V. was merged into TTelecom H, S.A.P.I. de C.V. (“TTelecom”), a former direct subsidiary, and in July 2015, TTelecom was merged into CVQ. The Cablemás direct subsidiaries were acquired by a direct subsidiary of CVQ in the second half of 2015.

(5)                   One of three indirect subsidiaries through which, together with the Cablemás and Telecable subsidiaries, we conduct the operations of our Cable segment.

(6)                   A direct subsidiary of CVQ. Through February 2016, we had a 50% ownership interest in TVI, and consolidated this subsidiary because we appointed the majority of the members of the Board of Directors of TVI. In March 2016, we acquired the remaining 50% non-controlling interest in TVI.

(7)                   One of five subsidiaries through which we conduct the operations of our Other Businesses segment.

(8)                   The Telecable subsidiaries are directly owned by CVQ as a result of the merger of TTelecom the former parent of the TTelecom subsidiaries, into CVQ in July 2015. TTelecom was a wholly-owned subsidiary through which we acquired the Telecable subsidiaries  in January 2015.

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

(13)            Direct subsidiary through which we conduct the operations of our Content segment and certain operations of our Other Businesses segments.

(14)            Indirect subsidiaries through which we own 10% of the capital stock of UHI and maintain our investment in warrants that are exercisable for capital stock of UHI. In November 2015, Grupo Xquenda, Ltd. an indirect subsidiary formerly incorporated in Switzerland, was migrated to Mexico with the name Grupo Bissagio, S.A. de C.V.

(15)            Indirect subsidiary through which we conduct certain operations of our Content segment.

(16)            Direct subsidiary through which we conduct the operations of our Radio business.

(17)            Direct subsidiary through which we conduct the operations of our Gaming business.

(18)            A direct majority-owned subsidiary of CVQ. As of December 31, 2014, Empresas Cablevisión, S.A.B. de C.V. was directly owned by Editora Factum, S.A. de C.V., a former direct subsidiary that was merged into CVQ in May 2015.

(19)            In November 2016, Grupo Cable T.V. S.A. de C.V. a former indirect subsidiary of CVQ  acquired by us in 2014, was merged into Arretis, S.A.P.I. de C.V.

(20)            Direct subsidiary through which we conduct certain operations of our Content segment and certain operations of our Other Businesses segments.

Property, Plant and Equipment

Broadcasting, Office and Production Facilities.  Our properties consist primarily of broadcasting, production facilities, television and repeater stations, technical operations facilities, workshops, studios and office facilities, most of which are located in Mexico.  We own most of our properties or lease offices and facilities through indirect wholly owned and majority owned subsidiaries. There are no major encumbrances on any of our properties and we currently do not have any significant plans to construct any new properties or expand or improve our existing properties.  Our principal offices, which we own, are located in Santa Fe in Mexico City.  Each of our television stations has individual transmission facilities located in Mexico, substantially all of which we own.  Our television production operations are concentrated in four locations in Mexico City, 14 studios in San Angel, 12 studios located in Chapultepec, three studios in Santa Fe and one studio in Rojo Gomez.  We own substantially all of these studios.  The local television stations wholly or majority owned by us have in the aggregate 45 production studios.  We own other properties used in connection with our operations, including a training center, technical operations facilities, studios, workshops, television and repeater stations, and office facilities.  We beneficially own Azteca Stadium, which seats approximately 84,500 people, through a trust arrangement that was renewed in 1993 for a term of 30 years and that may be extended for additional periods.  In the aggregate, these properties, excluding Azteca Stadium, currently represent approximately 5.7 million square feet of space, of which over 4.2 million square feet are located in Mexico City and the surrounding areas, and approximately 1.5 million square feet are located outside of Mexico City and the surrounding areas.

Our cable television, radio, publishing and Mexican DTH satellite service businesses are located in Mexico City.  We also own the transmission and production equipment and facilities of our radio stations located outside Mexico City.

We also own or lease over a total of 263,153 square feet in properties in the United States, Latin America, Spain and Switzerland in connection with our operations there.  We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries.  The following table summarizes our real estate and lease agreements in the United States, Latin America, Spain and Switzerland.

Operations	Number of Properties	Location
Television and news activities
Owned properties	1	San Diego, California(1)
Leased properties	3	Madrid, Spain(2)
		Zug, Switzerland(1)
Publishing activities
Owned properties	4	Miami, Florida(1)
		Santiago, Chile (1)
		Caracas, Venezuela (1)
		Bogota, Colombia(1)
Leased properties	11	Beverly Hills, California(1)
		Miami, Florida(1)
		New York, New York(1)
		Medellín, Colombia(1)
		Bogotá, Colombia(2)
		San Juan, Puerto Rico(1)
		Chicago, Illinois(1)
		Pearland, Texas(1)
		Guayaquil, Ecuador (2)

Operations	Number of Properties	Location
Publishing distribution and other activities
Owned properties	2	Lima, Peru(2)
Leased properties	8	Quito, Ecuador(2)
		Guayaquil, Ecuador(1)
		Panamá, Panamá(2)
		Lima, Peru (2)
		Bogotá, Colombia (1)
DTH
Leased properties	7	San José, Costa Rica(1)
		Guatemala(1)
		Nicaragua(1)
		Panama(1)
		San Salvador(1)
		Honduras(1)
		Dominicana(1)
Telephony
Leased properties	7	San Antonio, Texas(3)
		Dallas, Texas(1)
		Laredo, Texas(1)
		McAllen, Texas(1)
		Mission, Texas (1)

Satellites.  We currently use transponder capacity on nine satellites: Eutelsat 117 West A (formerly Satmex 8), which reaches Mexico, the United States, Latin America, and the Caribbean; Eutelsat 115 West A (formerly Satmex 5), which reaches Mexico, the United States and Latin America; Intelsat IS-11, replacement of PAS 3-R (renamed in February 2007 IS-3R), which started operations in July 2009 and reaches North America, Western Europe, Latin America and the Caribbean; Galaxy 16 (formerly Galaxy IVR), which reaches Mexico, the United States and Canada; Galaxy 19, which reaches Mexico, the United States and Canada; IS-905, which reaches Western and Eastern Europe; IS-21, which reaches Central America, Mexico, the Southern United States and the Caribbean; IS-16, which reaches Central America, Mexico, the Southern United States and the Caribbean; and SM-1, which reaches Central America, Mexico, the Southern United States and the Caribbean. In March 2010, Sky reached an agreement with a subsidiary of Intelsat to lease 24 transponders on the Intelsat IS-21 satellite which is mainly used for signal reception and retransmission services over the satellite’s estimated 15-year service life.  IS-21 started service in the third quarter of 2012, replacing Intelsat IS-9 as Sky’s primary transmission satellite.  In April 2010, Intelsat released the IS-16 satellite, where Sky has an additional twelve transponders to deliver new DTH-HD channels and more DTH SD channels; this satellite is also a back-up satellite for our DTH venture operations. For a description of guarantees related to our DTH venture transponder obligations, see Note 13 to our consolidated year-end financial statements.

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

In December 2005, we signed an extension with PanAmSat, for the use of three transponders on the PAS-3R satellite until 2009 and 2012 and two transponders on the Galaxy IVR (replaced by Galaxy 16) satellite until 2016.  In October 2015, we signed a new contract with SES S.A. until June 2019 for the replacement of two transponders of Galaxy 16. The new contract included three transponders and a full service migration to the new satellite, AMC-9.  On June 17, 2017, AMC-9 experienced a technical issue that impacted the satellite and thus, we entered into a new contract until June 30, 2022 to transition the full service of 147 Mhz to Intelsat’s satellites, Galaxy 16 and Galaxy 19.

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

	Year Ended December 31,
	2017		2016		2015
	(Millions of Pesos)(1)
Net sales	Ps.	94,274.2	Ps.	96,287.4	Ps.	88,051.8
Cost of sales	53,534.6		52,377.8		47,226.5
Selling expenses	10,554.1		10,900.7		9,716.2
Administrative expenses	13,556.0		13,273.4		12,035.5
Other expense, net	2,386.3		3,137.4		328.5
Operating income	14,243.2		16,598.1		18,745.1
Finance expense, net	5,304.9		9,532.1		122.9
Share of income of joint ventures and associates, net	1,913.3		1,139.6		35.4
Income taxes	4,274.1		2,872.2		6,332.2
Net income	6,577.5		5,333.4		12,325.4
Net income attributable to non-controlling interests	2,053.0		1,612.0		1,426.3
Net income attributable to stockholders of the Company	Ps.	4,524.5	Ps.	3,721.4	Ps.	10,899.1

 (1)            Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2017, 2016 and 2015 included in this annual report due to differences in rounding.

Results of Operations

For segment reporting purposes, our consolidated cost of sales, selling expenses and administrative expenses for the years ended December 31, 2017, 2016 and 2015 exclude corporate expenses and depreciation and amortization, which are presented as separate line items. The following table sets forth the reconciliation between our operating segment income and the consolidated operating income according to IFRS:

	Year Ended December 31,
	2017		2016		2015
	(Millions of Pesos) (1)
Net sales	Ps.	94,274.2	Ps.	96,287.4	Ps.	88,051.8
Cost of sales(2)	40,709.9		40,825.2		37,169.5
Selling expenses(2)	9,283.6		9,717.5		8,764.7
Administrative expenses(2)	6,823.9		6,821.5		6,422.3
Operating segment income	37,456.8		38,923.2		35,695.3
Corporate expenses	2,291.0		2,207.9		1,960.8
Depreciation and amortization	18,536.3		16,979.8		14,660.9
Other expense, net	2,386.3		3,137.4		328.5
Operating income	Ps.	14,243.2	Ps.	16,598.1	Ps.	18,745.1

(1)               Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2017, 2016 and 2015 included in this annual report due to differences in rounding.

(2)               Excluding corporate expenses and depreciation and amortization.

The following table sets forth our segment net sales data for the indicated periods as a percentage of total segment net sales:

	Year Ended December 31,(1)
	2017	2016	2015
Segment Net Sales
Content	34.8%	36.9%	38.1%
Sky	22.7	22.1	21.3
Cable	33.9	32.1	31.6
Other Businesses	8.6	8.9	9.0
Total segment net sales	100.0%	100.0%	100.0%
Intersegment operations	(3.4)	(3.1)	(2.4)
Total consolidated net sales	96.6%	96.9%	97.6%

The following table sets forth our operating income as a percentage of our total consolidated net sales:

	Year Ended December 31,(1)
	2017	2016	2015
Net Sales
Cost of sales(2)	43.2%	42.4%	42.2%
Selling expenses(2)	9.8	10.1	10.0
Administrative and corporate expenses(2)	9.7	9.4	9.5
Depreciation and amortization	19.7	17.6	16.6
Other expense, net	2.5	3.3	0.4
Consolidated operating income	15.1	17.2	21.3
Total consolidated net sales	100.0%	100.0%	100.0%

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

Summary of Business Segment Results

The following tables set forth the net sales and operating segment income of each of our reportable business segments and intersegment sales, corporate expenses, depreciation and amortization and other expense, net for the years ended December 31, 2017, 2016 and 2015. Reportable segments are those that are based on our method of internal reporting to senior management for making operating decisions and evaluating performance of operating segments, and certain qualitative, grouping and quantitative criteria.  As of December 31, 2017, we classified our operations into four business segments: Content, Sky, Cable, and Other Businesses.

	Year Ended December 31,
	2017		2016		2015
	(Millions of Pesos)(1)
Segment Net Sales
Content	Ps.	33,997.2	Ps.	36,686.7	Ps.	34,332.6
Sky	22,196.6		21,941.2		19,253.5
Cable	33,048.3		31,891.6		28,488.3
Other Businesses	8,376.3		8,828.3		8,124.3
Total Segment Net Sales	97,618.4		99,347.8		90,198.7
Intersegment Operations	(3,344.2)		(3,060.4)		(2,146.9)
Total Consolidated Net Sales	Ps.	94,274.2	Ps.	96,287.4	Ps.	88,051.8
Operating Segment Income
Content	Ps.	12,825.3	Ps.	14,748.0	Ps.	14,564.2
Sky	10,106.6		9,898.5		8,972.3
Cable	14,034.8		13,236.1		11,405.6
Other Businesses	490.1		1,040.6		753.2
Total Operating Segment Income(2)	37,456.8		38,923.2		35,695.3
Corporate Expenses(2)	(2,291.0)		(2,207.9)		(1,960.8)
Depreciation and Amortization(2)	(18,536.3)		(16,979.8)		(14,660.9)
Other Expense, net	(2,386.3)		(3,137.4)		(328.5)
Consolidated Operating Income(3)	Ps.	14,243.2	Ps.	16,598.1	Ps.	18,745.1

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

Seasonality

Our results of operations are seasonal.  We typically recognize a disproportionately large percentage of our overall consolidated net sales (principally advertising) in the fourth quarter in connection with the holiday shopping season.  For example, in 2017, 2016 and 2015, we recognized 27.7%, 28.4% and 28.3%, respectively, of our consolidated net sales in the fourth quarter of the year.  Our costs, in contrast to our revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

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

Results of Operations for the Year Ended December 31, 2017
Compared to the Year Ended December 31, 2016

Total Segment Results

Net Sales

Net sales decreased by Ps.2,013.2 million, or 2.1%, to Ps.94,274.2 million for the year ended December 31, 2017 from Ps.96,287.4 million for the year ended December 31, 2016. This decrease was attributable to the decline in Content segment revenues and, to a lesser extent, the decline in sales at our Other Businesses segment.

Cost of Sales

Cost of sales decreased by Ps.115.3 million, or 0.3%, to Ps.40,709.9 million for the year ended December 31, 2017 from Ps.40,825.2 million for the year ended December 31, 2016. This decrease was due to lower costs principally in our Content segment and in our Publishing business.

Selling Expenses

Selling expenses decreased by Ps.433.9 million, or 4.5%, to Ps.9,283.6 million for the year ended December 31, 2017 from Ps.9,717.5 million for the year ended December 31, 2016. This decrease was attributable to lower selling expenses, primarily in our Content, Sky and Other Businesses segments.

Administrative and Corporate Expenses

Administrative and corporate expenses increased marginally by Ps.85.5 million, or 0.9%, to Ps.9,114.9 million for the year ended December 31, 2017 from Ps.9,029.4 million for the year ended December 31, 2016. This growth reflects an increase in administrative expenses, principally in our Cable segment.

Corporate expense increased by Ps.83.1 million, or 3.8%, to Ps.2,291.0 million in 2017, from Ps.2,207.9 million in 2016. The increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in 2017 and 2016 amounted to Ps.1,489.9 million and Ps.1,410.5 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period. The increase of Ps.79.4 million primarily reflected the increase in the market price of our CPO in prior years.

Content

We categorize our sources of revenue in our Content segment as follows:

•                  Advertising,

•                  Network Subscription, and

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

The following table presents net sales and operating segment income in our Content segment, and the percentage of change when comparing 2017 with 2016:

	Year Ended December 31,
	2017		2016		Change
	(Millions of Pesos)				(%)
Net Sales
Advertising	Ps.	20,719.1	Ps.	23,223.2	-10.8%
Network Subscription Revenue	4,058.1		4,399.3		-7.8%
Licensing and Syndication	9,220.0		9,064.2		1.7%
Total Net Sales	Ps.	33,997.2	Ps.	36,686.7	-7.3%
Operating Segment Income	Ps.	12,825.3	Ps.	14,748.0	-13.0%

Content net sales, representing 34.8% and 36.9% of our total segment net sales for the years ended December 31, 2017 and 2016, respectively, decreased by Ps.2,689.5 million, or 7.3%, to Ps.33,997.2 million for the year ended December 31, 2017 from Ps.36,686.7 million for the year ended December 31, 2016.

Advertising revenue decreased 10.8%. Advertising sold upfront, which typically accounts for the large majority of advertising revenue in a given year, is priced per spot based on, among other things, prior years’ ratings.

The pricing of such inventory remains fixed regardless of any change in ratings when transmitted. As a result of the ratings increase during 2017, clients achieved their target audience number with a smaller expense and were practically absent from the scatter market. This negative effect was particularly adverse to Televisa during the fourth quarter given the significance of scatter market revenue during the last few months of the year.

For 2018, we have successfully migrated to a pricing mechanism based on ratings. Under the new sales mechanism, advertising customer deposits and advances arranged during the fourth quarter of 2017, along with a number of contracts concluded in January 2018, for all of our Content platforms increased by 1.8%, as compared to the fourth quarter of 2016.

Network Subscription revenue decreased by 7.8%. The decrease is explained by the fact that a competitor is no longer carrying our pay-TV networks.

The increase in Licensing and Syndication revenue of 1.7% is mainly explained by non-recurring revenue originated in other local licensing agreements.  The royalties from Univision reached U.S.$313.9 million in 2017, equivalent to a decrease of 3.3% from 2016.

Content operating segment income decreased by 13.0% to Ps.12,825.3 million in 2017 compared with Ps.14,748.0 million in 2016. The margin was 37.7%. The decrease in operating segment income was due to the decrease in net sales, partially offset by a decrease in cost of sales and operating expenses.

Advertising Rates and Sales

We sell commercial time in two ways: upfront and scatter basis. Our sales force is organized into separate teams, each of which focuses on groups of clients, in order to provide single platform and multi-platform offers that include free-to-air television, pay television, local stations and digital services.

During 2017, advertisers that elected the upfront option locked-in prices for most of our commercial inventory for the upcoming year, regardless of future price changes or changes in ratings. Advertisers that chose the upfront option made annual prepayments, with cash or short-term notes, were charged lower rates than those charged on a scatter basis for their commercial time, were given the highest priority in schedule placement, and were given a first option in advertising during special programs. Scatter advertisers, or advertisers who chose not to make upfront payments but rather advertise from time to time, risked both higher prices and lack of access to choice commercial time slots. We billed our advertising customers based on fixed pricing rather than on a cost-per-rating-point basis. Advertising revenues were recognized at the time the advertising services were rendered (i.e., the advertising was broadcast). Upon broadcast of the corresponding advertising, advertisers were charged based on the price tariff previously agreed with them. Any upfront payments were recorded as liabilities until such time as the revenue was recognized. We were not committed with advertisers to achieve a certain rating upon broadcast and we did not charge on estimates but rather on actual agreed prices. Therefore, we did not have to account for any deficiency or provide any price adjustment.

In 2018, we began billing our clients on a cost-per-rating-point basis rather than on a fixed pricing scheme.  Most of our sales were done through “Modular 2.0” or “packages” that have a pre-determined distribution through national channels and dayparts.  We expect to continue to sell commercial time in two ways: upfront and scatter basis. Advertisers that elect the upfront option lock-in prices on a cost-per-rating basis for most of our commercial inventory for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, are charged lower rates than those charged on a scatter basis for their commercial time and are given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and limited access to commercial time slots. Under our cost-per-rating-point approach, all advertisers are billed based on actual gross rating points delivered. See “Information on the Company - Business Overview - Advertising Sales Plan”.

For 2018, we have successfully migrated to a pricing mechanism based on ratings.

The Mexican government does not restrict our ability to set our advertising rates.  In setting advertising rates and terms, we consider, among other factors, the likely effect of rate increases on the volume of advertising sales.  We have historically been flexible in setting rates and terms for our television advertising.  Nominal rate increases have traditionally varied across daytime hours, and the same price increases have not been implemented for all programs, with higher increases for certain programs as a result of higher demand for advertising during certain hours.

We sold approximately 53%, 42% and 35% of total available national advertising time on our networks during prime time broadcasts in 2015, 2016 and 2017, respectively, and approximately 45%, 35% and 29% of total available national advertising time during all time periods in 2015, 2016 and 2017, respectively.  Television broadcasting advertising time that is not sold to the public is primarily used to satisfy our legal obligation to the Mexican government to provide Official Television Broadcast Time and to promote, among other things, our products.

As of December 31, 2017 and 2016, we had received Ps.16,072.3 million and Ps.18,335.2 million, respectively, of advertising deposits and advances for advertising time in all of our Content platforms and in our other segments, for 2018 and 2017, respectively, representing approximately U.S.$815.6 million and U.S.$888.5 million, respectively, at the applicable year-end exchange rates. Approximately 90.0% and 71.6% of these deposits as of December 31, 2017 and 2016, respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of these years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2017 and 2016 was 4.7, and 3.8 months, respectively.

Sky

Sky net sales are primarily derived from program services, activation fees and equipment rental to subscribers, and national advertising sales.

Sky net sales, representing 22.7% and 22.1% of our segment net sales for the years ended December 31, 2017 and 2016, respectively, increased by Ps.255.4 million, or 1.2%, to Ps.22,196.6 million for the year ended December 31, 2017 from Ps.21,941.2 million for the year ended December 31, 2016. The number of net active subscribers decreased by 23,993 during the year to 8,002,526 as of December 31, 2017. Sky ended the year with 174,809 subscribers in Central America and the Dominican Republic.

During 2017, Sky was impacted by unusually high growth of net additions in 2016 as a result of the analog shut down. On the other hand, during 2017 the number of clients that subscribe to a high-definition package grew by 20% reaching approximately 7% of the total subscriber base. In addition, revenue per customer increased year over year by 6.0%.

Sky operating segment income increased by Ps.208.1 million, or 2.1%, to Ps.10,106.6 million for the year ended December 31, 2017 from Ps.9,898.5 million for the year ended December 31, 2016, and the margin was 45.5%. The increase in revenues was partially offset by higher programming and personnel costs.

Cable

Cable net sales are derived from the provision of cable and telecommunication services, as well as advertising sales.  Net sales relating to pay-TV services generally consist of monthly subscription fees for basic and premium service packages, fees charged for pay-per-view programming and, to a significantly lesser extent, monthly rental and one-time installation fees, broadband internet and telephone services subscription. The voice and data business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network.  Net sales relating to pay-TV advertising consist of revenues from the sale of advertising on Cablevisión, Cablemás, TVI, Cablecom and, starting January 1, 2015, Telecable.  Rates are based on the day and time the advertising is aired, as well as the type of programming in which the advertising is aired.  Pay-TV subscription and advertising rates are adjusted periodically in response to inflation and in accordance with market conditions.

Cable net sales, representing 33.9% and 32.1% of our segment net sales for the years ended December 31, 2017 and 2016, respectively, increased by Ps.1,156.7 million, or 3.6%, to Ps.33,048.3 million for the year ended December 31, 2017 from Ps.31,891.6 million for the year ended December 31, 2016.

Total revenue generating units, or RGUs, reached 10.1 million. The growth was mainly driven by 385,546 data net additions. Voice net additions were 8,670; partially offset by a drop in video subscribers of 20,714 net decrement.

Cable operating segment income increased by Ps.798.7 million, or 6.0%, to Ps.14,034.8 million for the year ended December 31, 2017 from Ps.13,236.1 million for the year ended December 31, 2016, and the margin reached 42.5%, equivalent to an increase of 100 basis points from 2016, and is the highest on record. These favorable variances were partially offset by higher programming, maintenance, personnel and promotional costs and expenses.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2017 and 2016.

	2017	2016
Video	4,185,150	4,205,864
Broadband (data)	3,797,336	3,411,790
Voice	2,121,952	2,113,282
RGUs	10,104,438	9,730,936

During the first quarter 2017, we adjusted downward our RGU count by 207,000. As part of the integration of all our cable assets under the same systems, during the first quarter of 2017 we standardized the methodology for accounting for RGUs across all companies. Prior to standardization of policies, TVI had a different reporting methodology for RGUs. The adjustment to the RGU count does not have an impact on financial results. The strictest criteria has now been adopted by all five cable operations.

Other Businesses

Other Businesses net sales are primarily derived from the promotion of sports and special events in Mexico, the distribution of feature films, gaming, radio, publishing and publishing distribution.

Other Businesses net sales, representing 8.6% and 8.9% of our segment net sales for the years ended December 31, 2017 and 2016, respectively, decreased by Ps.452.0 million, or 5.1%, to Ps.8,376.3 million for the year ended December 31, 2017 from Ps.8,828.3 million for the year ended December 31, 2016. Decrease in revenues was mainly driven by performance in the publishing and soccer businesses.

Other Businesses operating segment income decreased by Ps.550.5 million, or 52.9%, to Ps.490.1 million for the year ended December 31, 2017 from Ps.1,040.6 million for the year ended December 31, 2016, reflecting a decrease in operating segment income of our publishing, soccer and feature film distribution businesses.

Depreciation and Amortization

Depreciation and amortization expense increased by Ps.1,556.5 million, or 9.2%, to Ps.18,536.3 million for the year ended December 31, 2017 from Ps.16,979.8 million for the year ended December 31, 2016. This change primarily reflected an increase in such expense in our Cable, Sky and Content segments.

Other Expense, Net

Other expense, net, decreased by Ps.751.1 million to Ps.2,386.3 million for the year ended December 31, 2017 from Ps.3,137.4 million for the year ended December 31, 2016. This decrease reflected primarily: (i) a lower loss on disposition of property and equipment of Ps.692.0 million resulting primarily from a reduction in network upgrades in our Cable segment operations and from the absence of costs incurred in connection with the cancellation in 2016 of a contract for a new satellite in our Sky segment; (ii) a lower expense of Ps.564.2 million related to legal and accounting advisory and professional services. These favorable variances were partially offset by losses of Ps.294.9 million on the disposition of a publishing business in Argentina in our Other Businesses segment and of intangible assets in our Content segment.

Other expense, net, for the year ended December 31, 2017, include primarily: (i) non-recurrent severance expenses; (ii) losses on disposition of property, equipment and intangible assets; (iii) legal and accounting advisory and professional services; (iv) donations; (v) a loss on the disposition of a publishing business in Argentina; and (vi) impairment adjustments to certain trademarks in our Publishing business.

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

Finance expense, net, decreased by Ps.4,227.2 million to Ps.5,304.9 million for the year ended December 31, 2017 from Ps.9,532.1 million for the year ended December 31, 2016. This decrease reflected primarily: (i) a favorable change of Ps.3,259.2 million  in foreign exchange income or loss, net, resulting primarily from a 4.5% appreciation of the Mexican Peso against the U.S. Dollar in 2017 compared with a 19.9% depreciation of the Mexican Peso against the U.S. Dollar in 2016; (ii) a favorable change of Ps.946.6 million in other finance income or expense, net, resulting primarily from a net gain in fair value in our derivative contracts; and (iii) a Ps.769.2 million increase in interest income explained primarily by an increase in interest rate applicable to cash equivalents. These favorable variances were partially offset by a Ps.747.8 million increase in interest expense, due  primarily to a higher average principal amount of debt in the fourth quarter of  2017, relating to (i) the incurrence of Mexican Peso debt in October and November 2017; and (ii) the prepayment in December 2017 of certain outstanding debt and accrued interest primarily denominated in U.S. Dollars, along with related fees for such prepayment.

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

Share of income of associates and joint ventures, net, increased by Ps.773.7 million to Ps.1,913.3 million for the year ended December 31, 2017 from Ps.1,139.6 million for the year ended December 31, 2016. This increase reflected mainly a higher share of income of UHI, the controlling company of Univision, resulting from an increase in UHI’s income before income taxes, and a non-recurring tax benefit in connection with a reduction of the corporate tax rate in the United States from 35% to 21%, which was partially offset by a lower share of income of Imagina, a communications company in Spain.

Income Taxes

Income taxes increased by Ps.1,401.9 million to Ps.4,274.1 million in 2017 compared with Ps.2,872.2 million in 2016. This increase reflected a higher effective income tax rate, primarily in connection with (i) a higher taxable inflationary gain resulting from a net monetary liability position of significant companies in Televisa and 6.8% inflation rate in 2017, compared with a 3.4% inflation rate in 2016; and (ii) as well as a higher tax base.

The Mexican corporate income tax rate was 30% in each of the years 2017, 2016 and 2015. In accordance with the 2014 Tax Reform (as defined below), the corporate income tax rate will remain 30% in 2018 unless the Mexican Federal Congress enacts further reform.

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

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests reflects that portion of operating results attributable to the interests held by third parties in the businesses which are not wholly-owned by us, including our Cable and Sky segments, as well as our Radio business.

Net income attributable to non-controlling interests increased by Ps.441.0 million, or 27%, to Ps.2,053.0 million for the year ended December 31, 2017, compared with Ps.1,612.0 million for the year ended December 31, 2016. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Cable and Sky segments.

Net Income Attributable to Stockholders of the Company

We generated net income attributable to stockholders of the Company in the amount of Ps.4,524.5 million for the year ended December 31, 2017, as compared to Ps.3,721.4 million for the year ended December 31, 2016. The net increase of Ps.803.1 million reflected:

•                  a Ps.2,354.9 million decrease in operating income;

•                  a Ps.4,227.2 million decrease in finance expense, net; and

•                  a Ps.441.0 million increase in net income attributable to non-controlling interests.

These changes were partially offset by:

•                  a Ps.773.7 million increase in share of income of associates and joint ventures, net; and

•                  a Ps.1,401.9 million increase in income taxes.

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

Content net sales increased by Ps.2,354.1 million, or 6.9%, to Ps.36,686.7 million for the year ended December 31, 2016 from Ps.34,332.6 million for the year ended December 31, 2015.

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

Sky

Sky net sales increased by Ps.2,687.7 million, or 14.0%, to Ps.21,941.2 million for the year ended December 31, 2016 from Ps.19,253.5 million for the year ended December 31, 2015. The increase in revenue was the fastest of the last four years and was driven by a growth in the subscribers of 742 thousand. Strong revenue growth was also driven by a higher than usual re-charge rate in the first half of 2016 following the transition from analog to digital transmission of broadcast signals. As of December 31, 2016, the number of net active subscribers increased to 8,026,519 (including 190,545 commercial subscribers), compared with 7,284,162 (including 178,915 commercial subscribers) as of December 31, 2015. Sky closed 2016 with 206,814 subscribers in Central America and the Dominican Republic.

Sky operating segment income increased by Ps.926.2 million, or 10.3%, to Ps.9,898.5 million for the year ended December 31, 2016 from Ps.8,972.3 million for the year ended December 31, 2015, and the margin was 45.1%. The increase in revenues was partially compensated by higher programming costs mainly as a result of the depreciation of the Mexican peso.

Cable

Cable net sales increased by Ps.3,403.3 million, or 11.9%, to Ps.31,891.6 million for the year ended December 31, 2016 from Ps.28,488.3 million for the year ended December 31, 2015.

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

Other Businesses

Other Businesses net sales increased by Ps.704.0 million, or 8.7%, to Ps.8,828.3 million for the year ended December 31, 2016 from Ps.8,124.3 million for the year ended December 31, 2015. Businesses that performed well include soccer and gaming. The gaming business benefited from higher revenues from our electronic gaming machines, while soccer saw an increase in revenues as a result of player-related transactions.

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

Share of income of associates and joint ventures, net, increased by Ps.1,104.2 million to Ps.1,139.6 million for the year ended December 31, 2016 from Ps.35.4 million for the year ended December 31, 2015. This increase reflected mainly a favorable change in our share of income or loss of UHI, the controlling company of Univision, as well as a higher share of income of Imagina, a communications company in Spain, which investment we began to recognize as an associate in third-quarter 2015.

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

•                  the Mexican inflation rate;

•                  the U.S. inflation rate; and

•                  the percentage change in Mexican GDP compared to the prior period.

	Year Ended December 31,
	2017	2016	2015
(Appreciation) depreciation of the Peso as compared to the U.S. Dollar(1)	(4.5)%	19.9%	16.6%
Mexican inflation rate(2)	6.8	3.4	2.1
U.S. inflation rate	2.1	2.1	0.7
Increase in Mexican GDP(3)	2.0	2.9	3.3

 (1)            Based on changes in the Interbank Rates, as reported by CitiBanamex, at the end of each period, which were as follows: Ps.14.7613 as of December 31, 2014; Ps.17.2160 as of December 31, 2015; Ps.20.6356 as of December 31, 2016; and Ps.19.7051 as of December 31, 2017.

(2)               Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 116.1 in 2014; 118.5 in 2015; 122.5 in 2016; and 130.8 in 2017.

(3)               As estimated by the Instituto Nacional de Estadística, Geografía e Informática, or INEGI.

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

•                  Foreign Currency-Denominated Revenues and Operating Costs and Expenses. We have substantial operating costs and expenses denominated in foreign currencies, primarily in U.S. Dollars. These costs are principally due to our activities in the United States, the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our foreign currency-denominated revenues and operating costs and expenses stated in millions of U.S. Dollars for 2017, 2016 and 2015:

	Year Ended December 31,
	2017		2016		2015
	(Millions of U.S. Dollars)
Revenues	U.S.$	788	U.S.$	910	U.S.$	943
Operating costs and expenses	690		819		859

On a consolidated basis, in 2017, 2016 and 2015, our foreign-currency-denominated costs and expenses did not exceed our foreign-currency-denominated revenues but there can be no assurance that they will continue not to do so in the future. As a result, we will continue to remain exposed to future depreciation of the Peso, which would increase the Peso equivalent of our foreign-currency-denominated costs and expenses.

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

IFRS

Our consolidated financial information as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, was prepared in accordance with IFRS as issued by the IASB.

New and Amended IFRSs

Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2018. Our management does not expect the pronouncements effective for annual periods beginning on January 1, 2018 to have a material impact on our consolidated financial statements (see Note 27 to our consolidated year-end financial statements). Our management is in the process of assessing the potential impact those pronouncements effective for annual periods beginning on or after January 1, 2019 will have on our consolidated financial statements. Some amendments and improvements to certain IFRS standards became effective on January 1, 2017, and they did not have any significant impact on our consolidated financial statements.

New or Amended Standard	Title of the Standard	Effective for Annual Periods Beginning On or After
Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 15	Effective Date of IFRS 15	January 1, 2018
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IAS 40 (2)	Transfers of Investment Property	January 1, 2018
IFRIC 22 (1)	Foreign Currency Transactions and Advance Consideration	January 1, 2018
Amendments to IFRS 2 (1)	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IFRS 4 (2)	Financial Instruments with IFRS 4 Insurance Contracts	No earlier than 2020
IFRS 17 (2)	Insurance Contracts	January 1, 2021
IFRIC 23 (1)	Uncertainty over Income Tax Treatments	January 1,2019
Practice Statement 2	Making Materiality Judgements	September 14, 2017
Annual Improvements (1)	Annual Improvements to IFRS Standards 2015-2017 Cycle	January 1, 2019
Amendments to IAS 28 (1)	Long-term Interests in Associates and Joint Ventures	January 1, 2019
Amendments to IFRS 9 (1)	Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 19 (1)	Plan Amendment, Curtailment or Settlement	January 1, 2019

(1)         This new or amended standard is not expected to have a significant impact on our consolidated financial statements.

(2)         This new or amended standard is not expected to be applicable to our consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture were issued in September 2014 and address and acknowledge inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involved a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involved assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB postponed the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued in May 2014, and amended in September 2015 and April 2016, and is effective for annual periods beginning on or after January 1, 2018. IFRS 15 provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. Upon adoption, IFRS 15 can be applied either on a fully retrospective basis, requiring the restatement of the comparative periods presented in the consolidated financial statements, or with the cumulative retrospective impact of IFRS 15 applied as an adjustment to equity on the date of adoption; when the latter approach is applied it is necessary to disclose the impact of IFRS 15 on each line item in the consolidated financial statements in the reporting period. See Note 27 for a discussion of the impact of adopting IFRS 15 in our consolidated financial statements as of January 1, 2018.

IFRS 15 was adopted by us beginning on January 1, 2018, and its effects were reported in our financial information for the first quarter of 2018, in the filing made with the Mexican Stock Exchange and the Mexican Securities and Exchange Commission on April 26, 2018. The guidelines provided by IFRS 15 did not have a material effect on our consolidated financial statements as of March 31, 2018.

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

IFRS 9 Financial Instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010, with some amendments issued in 2011. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at amortized cost and those measured at fair value. The determination is made at initial recognition. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. For financial liabilities, this standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. See Note 27 for a discussion of the impact of adopting IFRS 9 in our consolidated financial statements as of January 1, 2018.

IFRS 9 was adopted by us beginning on January 1, 2018, and its effects were reported in our financial information for the first quarter of 2018, in the filing made with the Mexican Stock Exchange and the Mexican Banking and Securities Commission on April 26, 2018. The guidelines provided by IFRS 9 did not have a material effect on the consolidated financial statements of the Company as of March 31, 2018.

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

IFRS 16 Leases (“IFRS 16”) was issued in January 2016 and replaces IAS 17 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The major change introduced by

IFRS 16 is that leases will be brought onto the companies’ statements of financial position, increasing the visibility of their assets and liabilities. IFRS 16 removes the classification of leases as either operating leases or finance leases for the lessee, treating all long-term leases as finance leases. Short-term leases (less than 12 months) and leases of low-value assets are exempt from the requirements. Early application of IFRS 16 is permitted as long as the IFRS 15 Revenue from Contracts with Customers is also applied. We will adopt IFRS 16 in the first quarter of 2019. Our management continues to evaluate the impact that IFRS 16 will have on our consolidated financial statements and disclosures. While our management is not yet in a position to assess the full impact of the application of the new standard, we expect that the impact of recording lease liabilities and the corresponding right-to-use assets will increase our consolidated total assets and liabilities primarily in connection with its non-cancellable lease and payment commitments for the use of real estate property and satellite transponders (see Note 26 to our consolidated year-end financial statements), with a minimal effect on its consolidated equity. Our management has already started with the analysis and assessment of any changes to be made in our accounting policies for long-term lease agreements as a lessee, as well as the design and implementation of effective controls over financial reporting in our different business segments, in connection with the measurement and disclosures required by IFRS 16.

Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts were issued in September 2016 and address concerns arising from implementing the new financial instruments Standard, IFRS 9, before implementing the replacement Standard that the Board is developing for IFRS 4. These concerns include temporary volatility in reported results.

IFRS 17 Insurance Contracts (“IFRS 17”) was issued in May 2017 and supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. IFRS 17 is effective on January 1, 2021, and earlier application is permitted.

IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”) clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. When there is uncertainty over income tax treatments, IFRIC 23 addresses (a) whether an entity considers uncertain tax treatments separately; (b) the assumptions an entity makes about the examination of tax treatments; (c) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, including an entity’s consideration of whether it is probable that a taxation authority will accept an uncertain tax treatment; and (d) how an entity considers changes in facts and circumstances.

Practice Statement IFRS 2 Making Materiality Judgements was issued in September 2017. This Practice Statement provides guidance on how to use judgement when selecting information to provide in financial statements prepared applying IFRSs. It is a non-mandatory standard companies are permitted to apply to financial statements prepared any time after September 14, 2017.

Annual Improvements to IFRSs 2015-2017 Cycle were published in December 2017 and set out amendments to certain IFRSs. These amendments result from proposals made during the IASB’s Annual Improvements process, which provides a vehicle for making non-urgent but necessary amendments to IFRSs. The IFRSs amended and the topics addressed by these amendments are as follows:

Standard	Subject of Amendment
IFRS 3 Business Combinations	Previously held interest in a joint operation.
IFRS 11 Joint Arrangements	Previously held interest in a joint operation.
IAS 12 Income Taxes	Income tax consequences of payments on financial instruments classified as equity.
IAS 23 Borrowing Costs	Borrowing costs eligible for capitalization.

Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures were issued in October 2017. The amendments clarify that a company applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture. An entity shall apply these amendments retrospectively for annual reporting periods beginning on or after January 1, 2019, with certain exceptions. Earlier application is permitted.

Amendments to IFRS 9 Prepayment Features with Negative Compensation were issued in October 2017. These amendments enable entities to measure at amortized cost some prepayable financial assets with so-called negative compensation. An entity shall apply these amendments retrospectively for annual reporting periods beginning on or after January 1, 2019, with certain exceptions. Earlier application is permitted.

Amendments to IAS 19 Employee Benefits (“IAS 19”) were issued in February 2018. When a change to a defined benefit plan (amendment, curtailment or settlement) takes place, IAS 19 requires a company to remeasure its net defined benefit liability or asset. These amendments require a company to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. Until now, IAS 19 did not specify how to determine these expenses for the period after the change to the plan. By requiring the use of updated assumptions, the amendments are expected to provide useful information to users of financial statements. An entity shall apply these amendments to plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after January 1, 2019. Earlier application is permitted.

Critical Accounting Estimates and Assumptions

We have identified certain key accounting policies upon which our consolidated financial condition and results of operations are dependent. The application of these key accounting policies often involves complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In the opinion of our management, our most critical accounting policies under IFRS are those related to the accounting for programming, investments in associates and joint ventures, goodwill and other indefinite—lived intangible assets, long-lived assets, deferred income taxes, financial assets and liabilities measured at fair value and exchange of Convertible Debentures due 2025 issued by UHI for warrants issued by UHI. For a full description of these and other accounting policies, see Note 2 to our consolidated year-end financial statements.

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

We also enter into license arrangements with various third party programming producers and providers, pursuant to which we receive the rights to broadcast programming produced by third parties over our television networks in Mexico. In the case of programming licensed from third parties, we estimate the expected future benefit period based upon the term of the license. In addition, we may purchase programming from third parties from time to time. In this case, we estimate the expected future benefit period based on the anticipated number of showings in

Mexico. To the extent that a given future expected benefit period is shorter than the estimate, we may have to accelerate the purchase price or the license fee sooner than anticipated. Conversely, to the extent that a given future expected benefit period is longer than the estimate, we may have to extend the amortization schedule for the remaining portion of the purchase price or the license fee.

Assuming a hypothetical 10% decrease in expected future revenue from our programming as of December 31, 2017, the balance of such programming would decrease in the amount of Ps.222,330 with a corresponding increase in programming amortization expense.

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

During 2017 and 2016, we recorded impairment adjustments for other indefinite-lived intangible assets (trademarks) related to our Publishing business. Other than in the Publishing business, we believe that additional reasonable changes in assumptions would not trigger any additional impairment charges. See Note 2 (b) and (k) to our consolidated year-end financial statements for disclosure regarding concession intangible assets.

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

(g)                                 Exchange of Convertible Debentures due 2025 issued by UHI for Warrants issued by UHI

Significant judgment was applied in assessing the qualitative factors mentioned in IAS 39 Financial Instruments: Recognition and Measurement to determine that the changes in cash flows, the different risks and rewards and contractual terms between the exchanged Convertible Debentures due 2025 issued by UHI and the received Warrants issued by UHI resulted in the derecognition of the Convertible Debentures.

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

Financial assets and liabilities measured at fair value as of December 31, 2017, 2016 and 2015 (in thousands of Pesos):

	Balance as of December 31, 2017		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	6,013,678	Ps.	6,013,678	Ps.	—	Ps.	—
Available-for-sale financial assets:
Available-for-sale investments	7,297,577		—		7,297,577		—
Warrants issued by UHI	36,395,183		—		—		36,395,183
Derivative financial instruments	2,263,874		—		2,263,874		—
Total	Ps.	51,970,312	Ps.	6,013,678	Ps.	9,561,451	Ps.	36,395,183

	Balance as of December 31, 2016		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	5,498,219	Ps.	5,498,219	Ps.	—	Ps.	—
Available-for-sale financial assets:
Available-for-sale investments	6,456,392		—		6,456,392		—
Warrants issued by UHI	38,298,606		—		—		38,298,606
Derivative financial instruments	647,770		—		647,770		—
Total	Ps.	50,900,987	Ps.	5,498,219	Ps.	7,104,162	Ps.	38,298,606
Liabilities:
Derivative financial instruments	Ps.	5,508	Ps.	—	Ps.	5,508	Ps.	—
Total	Ps.	5,508	Ps.	—	Ps.	5,508	Ps.	—

	Balance as of December 31, 2015		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	5,330,448	Ps.	5,330,448	Ps.	—	Ps.	—
Available-for-sale financial assets:
Available-for-sale investments	5,873,243		—		5,873,243		—
Warrants issued by UHI	35,042,577		—		—		35,042,577
Total	Ps.	46,246,268	Ps.	5,330,448	Ps.	5,873,243	Ps.	35,042,577
Liabilities:
Derivative financial instruments	Ps.	227,062	Ps.	—	Ps.	227,062	Ps.	—
Total	Ps.	227,062	Ps.	—	Ps.	227,062	Ps.	—

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the years ended December 31, 2017, 2016 and 2015.

	2017		2016		2015
Balance at beginning of year	Ps.	38,298,606	Ps.	35,042,577	Ps.	28,705,372
Included in finance income or expense	—		—		4,275,122
Included in other comprehensive income	(1,903,423)		3,256,029		4,027,621
Additional investment in Imagina	—		—		341,710
Exchange of Convertible Debentures, reclassification of investment in Imagina and partial exercise of Warrants	—		—		(32,889,675)
Warrants	—		—		30,582,427
Balance at the end of year	Ps.	36,395,183	Ps.	38,298,606	Ps.	35,042,577

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

Unobservable inputs used as of December 31, 2017, 2016 and 2015 included UHI stock’s spot price of U.S.$402 per share, U.S.$404 per share and U.S.$443 per share, respectively, and UHI stock’s expected volatility of 32%, 32% and 29%, respectively.

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

As of December 31, 2017, 2016 and 2015 the effect on consolidated income and consolidated equity of changing  the main  assumptions used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest or lowest value of the range reasonably  possible, would be as follows:

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2017		Least Favorable Assumptions 2017		Most Favorable Assumptions 2017		Least Favorable Assumptions 2017
Warrants issued by UHI	Price per Share	+/-10%	Ps.	—	Ps.	—	Ps.	3,639,595	Ps.	(3,639,595)
Total			Ps.	—	Ps.	—	Ps.	3,639,595	Ps.	(3,639,595)

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2016		Least Favorable Assumptions 2016		Most Favorable Assumptions 2016		Least Favorable Assumptions 2016
Warrants issued by UHI	Price per Share	+/-10%	Ps.	—	Ps.	—	Ps.	3,829,937	Ps.	(3,829,937)
Total			Ps.	—	Ps.	—	Ps.	3,829,937	Ps.	(3,829,937)

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2015		Least Favorable Assumptions 2015		Most Favorable Assumptions 2015		Least Favorable Assumptions 2015
Warrants issued by UHI	Price per Share	+/-10%	Ps.	—	Ps.	—	Ps.	3,504,321	Ps.	(3,504,321)
Total			Ps.	—			Ps.	3,504,321	Ps.	(3,504,321)

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

Liquidity, Foreign Exchange and Capital Resources

Liquidity.  We generally rely on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. Historically, we have received, and we expect to continue to receive, most of our advertising revenues in the form of upfront advertising deposits in the fourth quarter of a given year, which we in turn have used, and expect to continue to use, to fund our cash requirements during the rest of the quarter in which the deposits were received and for the first three quarters of the following year. As of December 31, 2017, 2016 and 2015, we had received Ps.16,072.3 million, Ps.18,335.2  million and Ps. 16,829.8  million, respectively, of advertising deposits and advances for advertising time on all of our Content platforms and in our other segments during 2018, 2017 and 2016, respectively, representing U.S.$0.8 billion, U.S.$ 0.9 billion and U.S.$ 1.0 billion, respectively, at the applicable year-end exchange rates. The deposits as of December 31, 2017, represented a 12.3% decrease, as compared to year-end 2016, and the deposits as of December 31, 2016, represented a 8.9% increase, as compared to year-end 2015. Approximately 90.0%, 71.6% and 69.4% of the advance payment deposits as of December 31, 2017, 2016 and 2015, respectively, were in the form of short-term, non-interest bearing notes, with the remaining deposits in each of those years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2017, 2016 and 2015, was 4.7 months, 3.8 months and 3.4 months, respectively.

During the year ended December 31, 2017, we had a net decrease in cash and cash equivalents of Ps.8,811.1 million, as compared to a net decrease in cash and cash equivalents of Ps.1,851.0 million during the year ended December 31, 2016.

Net cash provided by operating activities for the year ended December 31, 2017, amounted to Ps.25,099.7 million. Adjustments to reconcile income before income taxes to net cash provided by operating activities primarily included: depreciation and amortization of Ps.18,536.3 million; net unrealized foreign exchange gain of Ps.2,396.3 million; interest expense of Ps.9,087.2 million; other amortization of Ps.504.7 million; provisions for related party transactions of Ps.308.8 million; loss on disposition of property and equipment of Ps.947.7 million; income in other finance expense, net of Ps.903.2 million; interest income of Ps.885.5 million; loss on disposition of investments of Ps.295.2 million; and equity in gain of affiliates of Ps.1,913.3 million. Income taxes paid for the year ended December 31, 2017 amounted to Ps.6,420.0 million.

Net cash used for investing activities for the year ended December 31, 2017, amounted to Ps.17,331.1 million, and was primarily used for investments in property, plant and equipment of Ps.16,759.6 million; held-to-maturity and available-for-sale investments of Ps.262.4 million; equity method and other investments of Ps.147.1 million; and investments in other intangible assets of Ps.1,777.6 million; which effect was partially offset by a disposition of held-to-maturity and available-for-sale investments of Ps.310.6 million; dividends received of Ps.136.0 million; temporary investments of Ps.271.8 million; and disposition of property, plant and equipment of Ps.911.5 million.

Net cash used for financing activities for the year ended December 31, 2017, amounted to Ps.16,469.3 million, and was primarily used for dividends and repurchase of capital stock of Ps.1,084.2 million; interest paid of Ps.8,860.9 million; prepayment and repayment of debt and lease payments of Ps.11,822.4 million; prepayment of other notes payable of Ps.1,292.4 million; derivative financial instruments of Ps.486.7 million; dividends paid to non-controlling interest of Ps.489.0 million; contributions to the trust for the Long-term Retention Plan of  Ps.2,500.0 million; and repurchases of CPOs under a share repurchase program of Ps.383.8 million, which effect was primarily offset by cash provided by credit agreements with certain Mexican banks in the amount of Ps.5,973.0 million and issuance of  Senior Notes due 2027 in the amount of Ps.4,477.0 million.

We expect to fund our operating cash needs during 2018, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand.  We intend to finance our potential investments or acquisitions in 2018 through available cash from operations, cash on hand, equity securities and/or the incurrence of debt, or a combination thereof.  The amount of borrowings required to fund these cash needs in 2018 will depend upon the timing of such transactions and the timing of cash payments from advertisers under our advertising sales plan.

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

Net cash used for investing activities for the year ended December 31, 2016, amounted to Ps.29,000.4 million, and was primarily used for investments in property, plant and equipment of Ps.27,941.6 million; held-to-maturity and available-for-sale investments of Ps.302.6 million; equity method and other investments of Ps.231.0 million; and investments in goodwill and other intangible assets of Ps.2,472.1 million, which effect was partially offset by a disposition of held-to-maturity and available-for-sale investments of Ps.74.1 million; temporary investments of Ps.254.4 million; dividends received of Ps. 47.2 million; and disposition of property, plant and equipment of Ps.1,571.2 million.

Net cash used for financing activities for the year ended December 31, 2016, amounted to Ps.9,990.9 million,  and was primarily used for dividends and repurchase of capital stock of Ps.1,084.2 million; interest paid of Ps.7,633.0 million; prepayment and repayment of debt and lease payments of Ps.3,951.7 million; derivative financial instruments of Ps.123.5 million; dividends paid to non-controlling interest of Ps.547.6 million; and acquisition of a non-controlling interest of Ps.2,379.4 million; which effect was primarily offset by cash provided the credit agreements with certain Mexican bank in the amount of Ps.5,728.5 million.

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

Net cash provided for financing activities for the year ended December 31, 2015, amounted to Ps.12,032.9 million, and was primarily provided by the issuance of  Senior Notes due 2026 in the amount of Ps.4,903.7 million;  issuance of  Senior Notes due 2046 in the amount of Ps.14,716.6 million; issuance of Notes due 2022 in the amount of Ps.4,988.7 million; and credit agreements with certain Mexican banks in the amount of Ps.2,487.9 million; which effect was primarily used for dividends and repurchase of capital stock of Ps.1,084.2 million;  interest paid of Ps.5,938.7 million; prepayment and repayment of debt and lease payments of Ps.7,194.1 million; derivative financial instruments of Ps.372.0 million; and dividends paid and reduction of capital of non-controlling interest of Ps.475.1 million.

Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity

During 2018, we:

•                  expect to make aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$950.0 million, of which approximately U.S.$550.0 million and approximately U.S.$250.0 million are for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining amount is for our Content and Other Businesses segments; and

•                  expect to provide financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.178.6 million (U.S.$9.5 million).

During 2017, we:

•                  made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$884.7 million, of which approximately U.S.$559.7 million and U.S.$211.4 million were for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining U.S.$113.6 million for our Content and Other Businesses segments; and

•                  provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.222.8 million (U.S.$11.1 million).

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

Refinancings.  In May 2015, we concluded the offering of Ps.5,000 million aggregate principal amount of local bonds (Certificados Bursátiles) due 2022 with an interest rate of 0.35% plus the 28-day Interbank Equilibrium Interest Rate. We used the net proceeds of the offering for general corporate purposes and working capital. In November 2015, we concluded the offering of U.S. $300 million aggregate amount of 4.625% Senior Notes due 2026 and U.S. $900 million aggregate principal amount of 6.125% Senior Notes due 2046. We used the net proceeds for general corporate purposes including capital expenditures associated with the continued growth of our Cable segment. In October 2017, we concluded the offering of Ps.4,500 million aggregate principal amount of local bonds (Certificados Bursátiles) due 2027 with an interest rate of 8.79%. We used the net proceeds of the offering for general corporate purposes and working capital.  In December 2017, we redeemed in full the U.S. $500 million aggregate principal amount of our 6.0% Senior Notes due 2018.

In March 2016, (i) our Sky segment entered into long-term debt agreements with two Mexican banks in the aggregate principal amount of Ps.5,500 million, with maturities between 2021 and 2023, and interest payable on a monthly basis at an annual rate in the range of 7.0% and 7.13%, and prepaid an intercompany long-term loan in the principal amount of  Ps.3,500 million; and (ii) we prepaid a portion of our Mexican peso outstanding long-term loans with original maturities between 2016 and 2017 in the aggregate principal amount of Ps.3,532 million.

In November and December 2017, we entered into long-term debt agreements with three Mexican banks in the aggregate principal amount of Ps.6,000 million, with maturities between 2022 and 2023, and interest payable on a monthly basis at an annual rate of  28-day TIIE plus a range between 125 and 130 basis points.

Indebtedness. As of December 31, 2017, our consolidated long-term portion of debt amounted to Ps.121,993.1 million and our consolidated current portion of debt was Ps.2,103.9 million. As of December 31, 2016, our consolidated long-term portion of debt amounted to Ps.126,146.7 million and our consolidated current portion of debt was Ps.2,678.2 million. The consolidated debt is presented net of unamortized finance costs as of December 31, 2017 and 2016, in the aggregate amount of Ps.1,250.7 million and Ps.1,290.6 million, respectively, and interest payable in the aggregate amount of Ps.1,796.8 million  and Ps.1,827.3 million  in 2017 and 2016, respectively.

In March 2018, the Company entered into a revolving credit facility with a syndicate of banks led by HSBC, for U.S.$583 million payable in Mexican pesos, for a three-year term. The funds may be used for the repayment of existing indebtedness and other general corporate purposes as may be authorized by the Board of Directors of the Company. As of this date, the Company has not drawn down on this facility. We may from time to time incur additional indebtedness or repurchase, redeem or repay outstanding indebtedness.

The following table sets forth a description of our outstanding indebtedness as of December 31, 2017, net of unamortized finance costs and interest payable (in millions of Pesos):

	Debt Outstanding(1)
Description of Debt	December 31, 2017 Actual		Interest Rate(2)	Denomination	Maturity of Debt
8.5% Senior Notes (2)	6,039.9		8.5%	U.S. Dollars	2032
6.625% Senior Notes (2)	11,767.2		6.625%	U.S. Dollars	2025
8.49% Senior Notes (2)	4,517.8		8.49%	Pesos	2037
6.625% Senior Notes (2)	12,044.6		6.625%	U.S. Dollars	2040
7.25% Senior Notes (2)	6,480.4		7.25%	Pesos	2043
5.0% Senior Notes (2)	19,383.7		5.0%	U.S. Dollars	2045
4.625% Senior Notes (2)	5,986.1		4.625%	U.S. Dollars	2026
6.125% Senior Notes (2)	18,053.5		6.125%	U.S. Dollars	2046
7.38% Notes (3)	10,107.1		7.38%	Pesos	2020
8.79% Notes (3)	4,568.0		8.79%	Pesos	2027
TIIE+ 0.35% Notes (3)	6,015.0		7.78%	Pesos	2021
TIIE+ 0.35% Notes (3)	5,006.4		7.81%	Pesos	2022
Scotiabank loan (4)	2,485.0		8.6925%	Pesos	2023
HSBC loan (4)	1,992.5		8.92%	Pesos	2022
Santander loan (4)	1,493.0		8.871%	Pesos	2022
Santander loan (5)	249.6		8.651%	Pesos	2020
Santander loan (5)	252.1		8.651%	Pesos	2019
Banorte loan (5)	1,578.1		8.3796%	Pesos	2022
HSBC loan (5)	261.0		8.64%	Pesos	2019
HSBC loan (5)	301.1		8.651%	Pesos	2019
HSBC loan (6)	2,514.9		7.13%	Pesos	2023
Scotiabank loan (6)	3,000.0		7.0%	Pesos	2023
Total debt	124,097.0				15.9 years	(7)
Less: Current maturities of long-term debt	2,103.9				2018
Total long-term debt	Ps.	121,993.1
Finance lease obligations:
Satellite transponder lease obligations (8)	Ps.	4,938.1	7.30%	U.S. Dollars	2027
Other (9)	684.7		6.73%	Various	2018 to 2024
Total finance lease obligations	5,622,8
Less: Current portion	580.9				2018
Finance lease obligations, net of current portion	Ps.	5,041.9
Other notes payable:
Other notes payable (10)	Ps.	3,684.0	3.0%	Pesos	2020
Less: Current portion	1,178.4				2018
Other notes payable, net of current portion	Ps.	2,505.6

(1)               U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.19.7051 per U.S. Dollar, the Interbank Rate, as reported by CitiBanamex, as of December 31, 2017.

(2)               The Senior Notes due between 2025 and 2046, in the aggregate outstanding principal amount of U.S.$3,700 million and Ps.11,000 million are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of  the Company’s subsidiaries. Interest on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045 and 2046, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26% and 6.44% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043 and 2046, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045 and 2046 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534% and 99.677%, respectively, for a yield to maturity of 4.7%, 8.553%, 6.755%, 7.27%, 5.227% and 6.147%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045 and 2046 are registered with the SEC. The Senior Notes due 2043 are registered with both the U.S. Securities and Exchange Commission (“SEC”) and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”). In December 2017, the Company prepaid the principal outstanding amount of U.S.$500 million Senior Notes due 2018 at an aggregate redemption price of Ps.9,841.7 million (U.S.$511.7 million), which included related fees and accrued and unpaid interest at the redemption date (see Note 22).

(3)               In 2010, April 2014, May 2015 and October 2017, the Company issued Notes (“Certificados Bursátiles”) due 2020, 2021, 2022 and 2027, respectively, through the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) in the aggregate principal amount of Ps.10,000 million, Ps.6,000 million, Ps.5,000 million and Ps.4,500 million, respectively. Interest on the Notes due 2020 is 7.38% per annum and is payable semi-annually. Interest on the Notes due 2021 and 2022 is the Equilibrium Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 35 basis points per annum and is payable every 28 days. Interest on the Notes due 2027 is 8.79% per annum and is payable semi-annually. The Company may, at its own option, redeem the Notes due 2020 and 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The Company may, at its own option, redeem the Notes due 2021 and 2022, in whole or in part, at any date at a redemption price equal to the greater of the principal amount of the outstanding Notes and an average price calculated from prices to be provided at the redemption date by two Mexican financial pricing companies. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group´s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(4)               In November and December 2017, the Company entered into long-term credit agreements with three Mexican banks in the aggregate principal amount of  Ps.6,000 million, and an annual interest rate payable on a monthly basis of 28-day TIIE plus a range between 125 and 130 basis points and principal maturities between 2022 and 2023. The proceeds of these loans were used primarily for the prepayment in full of Senior Notes due 2018. Under the terms of these credit agreements, the Company is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions. In connection with a long-term credit agreement with a Mexican bank entered in March 2011, the Company prepaid the remaining aggregate amount of Ps.629,311, which included accrued and unpaid interest.

(5)               Include outstanding balance in the aggregate principal amount of Ps.2,642.0 million, in connection with certain credit agreements entered into by TVI with Mexican banks, with maturities between 2018 and 2022, bearing  interest at an annual  rate of TIIE plus a range between 100 and 125 basis points which is payable on a monthly basis. Under the terms of the credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.

(6)    In June 2015, Sky prepaid two long-term loans in the principal amount of Ps.1,400 million and Ps.2,100 million, with an original maturity in 2016, and annual interest of TIIE plus 24 basis points and 8.74%, respectively, which was payable on a monthly basis. The aggregate amount paid by Sky amounted to Ps.3,651.7 million, which included related accrued interest, the settlement of a related derivative contract, and fees. This prepayment was funded primarily by a long-term loan made by the Company in the principal amount of Ps.3,500 million, with a maturity in 2022, and an annual interest rate of 7.38%, which is payable on a monthly basis. In March 2016, Sky: (i) entered into long-term debt agreements with two Mexican banks in the aggregate principal amount of Ps.5,500 million, with maturities in 2021 and 2023, and interest payable on a monthly basis and an annual rate in the range of 7.0% and 7.13%; and (ii) prepaid to the Company an outstanding amount in connection with a long-term loan in the principal amount of Ps.3,500 million.

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

(9)               Includes minimum lease payments of property and equipment under leases that qualify as finance leases. Includes Ps.571.4 million in connection with a lease agreement entered into by a subsidiary of the Company and GTAC for the right to use certain capacity of a telecommunications network to 2029. This lease agreement provides for annual payments through 2024. Other capital leases have terms that expire at various dates between 2018 and 2020.

(10)  Notes payable issued by the Company in connection with the acquisition of a non-controlling interest in TVI. As of December 31, 2017, cash payments to be made between 2018 and 2020 related to these notes payable amounted to an aggregate of Ps.3,808.4 million including interest of Ps.316.4 million. Accrued interest for this transaction amounted to Ps.192.1 million for the year ended December 31, 2017. This was regarded as a Level 2 debt that was fair valued using a discount cash flow approach, which discounts the contractual cash flows using discount rates derived from observable market price of other quotes debt instruments.

Interest Expense.  Interest expense for the years ended December 31, 2017, 2016 and 2015 was Ps.9,245.7 million, Ps.8,497.9 million and Ps.6,239.4 million, respectively.

The following table sets forth our interest expense for the years indicated (in millions of U.S. Dollars and millions of Pesos):

	Year Ended December 31,(1)
	2017		2016		2015
Interest payable in U.S. Dollars	U.S.$	287.6	U.S.$	281.1	U.S.$	216.3
Amounts currently payable under Mexican withholding taxes(2)	13.1		13.1		9.8
Total interest payable in U.S. Dollars	U.S.$	300.7	U.S.$	294.2	U.S.$	226.1
Peso equivalent of interest payable in U.S. Dollars	Ps.	5,691.8	Ps.	5,461.4	Ps.	3,588.2
Interest payable in Pesos	3,553.9		3,036.5		2,651.2
Total interest expense	Ps.	9,245.7	Ps.	8,497.9	Ps.	6,239.4

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

Contractual Obligations on the Balance Sheet

The following table summarizes our contractual obligations on the balance sheet as of December 31, 2017 (these amounts do not include future interest payments):

	Payments Due by Period
	Total		Less Than 12 Months January 1, 2018 to December 31, 2018		12-36 Months January 1, 2019 to December 31, 2020		36-60 Months January 1, 2021 to December 31, 2022		Maturities Subsequent to December 31, 2022
	(Thousands of U.S. Dollars)
6.625% Senior Notes due 2025	600,000		—		—		—		600,000
8.5% Senior Notes due 2032	300,000		—		—		—		300,000
8.49% Senior Notes due 2037	228,367		—		—		—		228,367
6.625% Senior Notes due 2040	600,000		—		—		—		600,000
7.38% Notes due 2020	507,483		—		507,483		—		—
8.79% Notes due 2027	228,367		—		—		—		228,367
7.25% Senior Notes due 2043	329,864		—		—		—		329,864
5.0% Senior Notes due 2045	1,000,000		—		—		—		1,000,000
4.625% Senior Notes due 2026	300,000		—		—		—		300,000
6.125% Senior Notes due 2046	900,000		—		—		—		900,000
TIIE+0.35% Notes due 2021	304,490		—		—		304,490		—
TIIE+0.35% Notes due 2022	253,741		—		—		253,741		—
Scotiabank loan due 2023	126,871		—		—		—		126,871
HSBC loan due 2022	101,497		—		—		101,497		—
Santander loan due 2022	76,122		—		—		76,122		—
Santander loan due 2020	12,687		—		12,687		—		—
Santander loan due 2019	12,687		—		12,687		—		—
Banorte loan due 2022	80,201		12,306		24,612		43,283		—
HSBC loan due 2019	13,279		3,299		9,980		—		—
HSBC loan due 2019	15,224		—		15,224		—		—
HSBC loan due 2023	126,871		—		—		95,153		31,718
Scotiabank loan due 2023	152,245		—		—		133,214		19,031
Long-term debt	6,269,996		15,605		582,673		1,007,500		4,664,218
Accrued Interest	91,187		91,187		—		—		—
Satellite transponder obligation	250,597		18,311		40,872		47,278		144,136
Other capital lease obligations	34,749		11,168		17,901		3,609		2,071
Other notes payable	186,960		59,804		127,156		—		—
Transmission rights(1)	219,821		127,972		72,762		16,821		2,266
Total contractual obligations	U.S.$	7,053,310	U.S.$	324,047	U.S.$	841,364	U.S.$	1,075,208	U.S.$	4,812,691

(1)               This liability reflects our transmission rights obligations related to programming acquired or licensed from third party producers and suppliers, and special events, which are reflected in our consolidated balance sheet within trade accounts payable (current liabilities) and other long-term liabilities.

Contractual Obligations off the Balance Sheet

The following table summarizes our contractual obligations off the balance sheet as of December 31, 2017:

	Payments Due by Period
	Total		Less Than 12 Months January 1, 2018 to December 31, 2018		12-36 Months January 1, 2019 to December 31, 2020		36-60 Months January 1, 2021 to December 31, 2022		Maturities Subsequent to December 31, 2022
	(Thousands of U.S. Dollars)
Interest on debt(1)	U.S.$	6,425,329	U.S.$	347,573	U.S.$	860,024	U.S.$	705,910	U.S.$	4,511,822
Interest on finance lease obligations	107,866		21,343		34,086		25,190		27,247
Interest on other notes payable	6,310		284		2,109		3,917		—
Lease commitments(2)	162,013		32,507		58,319		43,796		27,391
Programming(3)	115,006		38,551		60,509		15,946		—
Transmission rights(3)	835,130		25,750		147,400		87,200		574,780
Capital expenditures commitments	93,943		93,943		—		—		—
Satellite transponder commitments(4)	19,673		7,391		8,522		3,760		—
Committed financing to GTAC(5)	9,500		9,500		—		—		—
Total contractual obligations	U.S.$	7,774,770	U.S.$	576,842	U.S.$	1,170,969	U.S.$	885,719	U.S.$	5,141,240

(1)               Interest to be paid in future years on outstanding debt as of December 31, 2017, was estimated based on contractual interest rates and exchange rates as of that date.

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

(5)               In connection with a long-term credit facility, we have agreed to provide financing to GTAC in 2018 in the aggregate principal amount of Ps.178.6 million (U.S.$9.5 million).

Item 6.           Directors, Senior Management and Employees

Board of Directors

The following table sets forth the names of our current directors and their alternates, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors. Each of the following directors and alternate directors were elected or ratified for a one-year term by our stockholders at our April 27, 2018 annual stockholders’ meeting.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Emilio Fernando Azcárraga Jean (02/21/68)	Executive Chairman of the Board and Chairman of the Executive Committee of Grupo Televisa. Chairman of the Board and Chairman of the Executive Committee of Empresas Cablevisión.	Former President and Chief Executive Officer of Grupo Televisa. Member of the Boards of Grupo Financiero Banamex, Univision and Innova, S. de R.L. de C.V..	December 1990

In alphabetical order:

Alfonso de Angoitia Noriega (01/17/62)	Co-Chief Executive Officer and Member of the Executive Committee of Grupo Televisa. Member of the Board and Member of the Executive Committee of Empresas Cablevisión.

Member of the Boards of Univision, Innova, S. de R.L. de C.V., Liberty Latin America, Grupo Financiero Banorte and Fomento Económico Mexicano (FEMSA) and Former Executive Vice President and Chief Financial Officer of Grupo Televisa.

April 1997

Alberto Baillères González (08/22/31)

Chairman of the Boards of Directors of Grupo Bal, Industrias Peñoles, Fresnillo PLC, Grupo Palacio de Hierro, Grupo Nacional Provincial, Grupo Profuturo, Controladora Petrobal, Energía Eléctrica BAL, and Tane. Chairman of the Board of Trustees of Instituto Tecnológico Autónomo de México (ITAM) and Founder and President of Fundación Alberto Baillères.

		Member of the Boards of Directors of Dine, Grupo Kuo, Grupo Financiero BBVA Bancomer, BBVA Bancomer, Fomento Económico Mexicano and member of the Mexican Council of Business.	April 2005

José Antonio Bastón Patiño (04/13/68)	Member of the Board of Empresas Cablevisión. Member of the Board of Innova, S. de R.L. de C.V. Private Investor.

Former President of Television and Content and Vice President of Operations of Grupo Televisa, former Corporate Vice President of Television. Former Member of the Board of Univision and former General Director of Programming of Grupo Televisa. Former President of Televisa International.

April 1999

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Francisco José Chevez Robelo (07/03/29)	Chairman of the Audit Committee of Grupo Televisa, Member of the Board of Directors and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión.

Co-founder and retired Partner of Chévez, Ruíz, Zamarripa y Cía., S.C., Member of the Board of Directors of Apuestas Internacionales and Raspafacil and Former Managing Partner of Arthur Andersen & Co. (México City).

April 2003

Jon Feltheimer (09/02/51)	Chief Executive Officer of Lionsgate.

Former President of Columbia TriStar Television Group, former Executive Vice President of Sony Pictures Entertainment. Member of the Boards of Lionsgate, Pop Media Group, Celestial Tiger Entertainment Telltale Incorporated, Pantelion and Pilgrim Media Group.

April 2015

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
José Luis Fernández Fernández (05/18/59)	Managing Partner of Chévez, Ruíz, Zamarripa y Cía., S.C., Member of the Audit Committee of Grupo Televisa, Chairman of the Corporate Practices Committee of Grupo Televisa.

Member of the Board of Directors of Arca Continental Corporativo, Unifin Financiera, Controladora Vuela Compañía de Aviación, Grupo Financiero Banamex, Banco Nacional de México, Apuestas Internacionales and Raspafacil. Alternate Member of the Board and Alternate Member of the Audit and Corporate Practices Committee of Empresas Cablevisión.

April 2002

Salvi Rafael Folch Viadero (08/16/67)	Chief Executive Officer of Grupo Televisa’s Cable Division.

Former Chief Financial Officer of Grupo Televisa. Former Vice President of Financial Planning of Grupo Televisa. Former Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission. Alternate Member of the Board of Directors and Alternate Member of the Executive Committee of Empresas Cablevision.

April 2002

Michael Thomas Fries (02/06/63)	President and Chief Executive Officer of Liberty Global, plc.

Vice Chairman of the Board of Liberty Global, Executive Chairman of the Board of Liberty Latin America, Member of the Board of Lionsgate, Trustee of the Board of Cable Television Labs, The Cable Center, Chairman of the Board of Museum of Contemporary Art Denver and the Biennial of the Americas, Digital Communications Governor and Steering Committee Member of the World Economic Forum, Member of Young Presidents’ Organization.

April 2015

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Marcos Eduardo Galperin (10/31/71)

Chairman, President, Chief Executive Officer, Co-Founder, and Director of Mercadolibre, Inc. Member of the Boards of Directors of Endeavor, Fundación Universidad de San Andrés, Globant, S.A. and Onapsis.

		Former Futures and Options Associate of YPF S.A.	April 2017

Guillermo García Naranjo Álvarez (07/02/56)	Chairman of the Board of Directors of Consejo Mexicano de Normas de Información Financiera and Member of the Audit Committee of Grupo Televisa.	Former Chief Executive Officer and Former Audit Partner of KPMG Cárdenas Dosal, SC.	April 2018

Bernardo Gómez Martínez (07/24/67)	Co-Chief Executive Officer and Member of the Executive Committee of Grupo Televisa. Member of the Board and Member of the Executive Committee of Empresas Cablevisión.

Member of the Board of Univision, and Innova, S. de R.L. de C.V., Former Executive Vice President and Deputy Director of the President of Grupo Televisa and Former President of the Mexican Chamber of Television and Radio Broadcasters.

April 1999

Carlos Hank González (09/01/71)	Chairman of the Board of Directors of Grupo Financiero Banorte and Banco Mercantil del Norte.

Vice President of the Board of Directors of Gruma; Former General Manager of Grupo Financiero Interacciones, Interacciones Casa de Bolsa and Grupo Hermes; Former Deputy General Manager of Grupo Financiero Banorte. Member of the Board of Directors of Bolsa Mexicana de Valores.

April 2017

Roberto Hernández Ramírez (03/24/42)	Honorary Chairman of the Board of Banco Nacional de México, Member of the Corporate Practices Committee of Grupo Televisa.	Honorary Member of the Board of Grupo Financiero Banamex Accival.	April 1992

Enrique Krauze Kleinbort (09/16/47)	Chief Executive Officer, Director and Partner of Editorial Clío, Libros y Videos and Editorial Vuelta.	Member of the Mexican History Academy and the National Academy.	April 1996

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Lorenzo Alejandro Mendoza Giménez (10/05/65)	Chief Executive Officer, Member of the Board of Directors and Chairman of the Executive Committee of Empresas Polar.

Former Member of the Boards of AES La Electricidad de Caracas, CANTV-Verizon and BBVA Banco Provincial. Member of the Board of Grupo GEPP, Member of the MIT Sloan Board, the Latin American Georgetown University, Dean’s Council of Harvard Kennedy School, Grupo of Fifty (G-50), the Latin American Business Council, the Board of Trustees of Universidad Metropolitana, the Board of Trustees of Instituto de Estudios Superiores de Administración (IESA), the Latin America Conservation Council (LACC). Ashoka Fellow and Member of the World Economic Forum (named a Global Young leader in 2005).

April 2009

Fernando Senderos Mestre (03/03/50)	Chairman of the Board and Chief Executive Officer of Grupo Kuo, Chairman of the Executive Committee of Grupo Kuo, Chairman of the Board of Dine and Chairman of the Board of Grupo DESC.	Member of the Boards of Kimberly-Clark de México, Industrias Peñoles and Grupo Nacional Provincial. Member of the Mexican Council of Businessmen and Member of the Foundation for Mexican Letters.	April 1992

Enrique Francisco José Senior Hernández (08/03/43)	Managing Director of Allen & Company LLC, Member of the Corporate Practices Committee of Grupo Televisa.	Member of the Boards of Directors of Univision, Coca-Cola FEMSA, Cinemark and FEMSA.	April 2001

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Eduardo Tricio Haro (08/05/63)	Chairman of Grupo Lala and Chairman of Executive Committee of Aeromexico.

Chairman of the Board of Grupo Lala and Fundación Lala, Member of the Boards of Grupo Aeroméxico, Grupo Financiero Banamex, Mexichem, Corporación Aura Solar, Centro Cultural Arocena Laguna, Hospital Infantil de México “Federico Gómez” and Instituto Tecnológico de Estudios Superiores de Monterrey, Vice President of Consejo Mexicano de Hombres de Negocios. Board Member of the National Cancer Institute, the National Institute of Medical Sciences and Nutrition “Salvador Zubirán”, Mexicanos Primero and the Latin American Conservation Council of the Nature Conservancy.

April 2012

David M. Zaslav (01/15/60)	President, Chief Executive Officer and Director of Discovery, Inc.

Member of the Boards of Sirius XM Radio, Inc., Lionsgate Entertainment Corp., the National Cable & Telecommunications Association, The Cable Center, Center for Communications, Mt. Sinai Medical Center, the USC Shoah Foundation, Skills for America’s Future, the Partnership for New York City and the Paley Center for Media.

April 2015

Alternate Directors:
In alphabetical order:

Herbert A. Allen III (06/08/67)	President of Allen & Company LLC.	Former Executive Vice President and Managing Director of Allen & Company Incorporated, Alternate Director of Coca Cola FEMSA and former Member of the Board of Convera Corporation.	April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Félix José Araujo Ramírez (03/20/51)	Vice President of Digital Television and Broadcasting.	Former Chief Executive Officer of Telesistema Mexicano. President of the Board of Directors of Televisión Independiente de México and Televimex.	April 2002

Joaquín Balcárcel Santa Cruz (01/04/69)	Chief of Staff of the Executive Chairman of the Board of Directors of Grupo Televisa.	Former Vice President - Legal and General Counsel of Grupo Televisa. Former Vice President and General Counsel of Television Division. Former Legal Director of Grupo Televisa.	April 2000

Julio Barba Hurtado (05/20/33)	Legal Advisor to the Company, Secretary of the Audit Committee of Grupo Televisa and Secretary of the Audit and Corporate Practices Committee of Empresas Cablevisión.	Former Legal Advisor to the Board of Grupo Televisa; Chairman of the Board of Directors of Coisa Consultores Industriales; Alternate member of the Board of Directors of Editorial Televisa Colombia.	December 1990

Leopoldo Gómez González Blanco (04/06/59)	Vice President — News of Grupo Televisa.	Former Director of Information to the Presidency of Grupo Televisa.	April 2003

Jorge Agustín Lutteroth Echegoyen (01/24/53)	Vice President and Corporate Controller of Grupo Televisa.	Former Senior Partner of Coopers & Lybrand, Despacho Roberto Casas Alatriste, S.C., and former Controller of Televisa Corporation. Alternate Member of the Board of Empresas Cablevision.	April 2000

Alberto Javier Montiel Castellanos (11/22/45)	Director of Montiel Font y Asociados, S.C. and Member of the Audit Committee of Grupo Televisa and Member of Board and the Audit and Corporate Practices Committee.

Member of the Board and Audit Committee of Blazki, Advisor to the Association of Graduates of the Faculty of Accounting and Administration of the Universidad Nacional Antónoma de México and Former Tax Vice President of Grupo Televisa and former Tax Director of Wal-Mart de México.

April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Raúl Morales Medrano (05/12/70)	Partner of Chévez, Ruiz, Zamarripa y Cia., S.C.	Member of the Audit and Corporate Practices Committee and Alternate Member of the Board of Directors of Empresas Cablevisión.	April 2002

Guadalupe Phillips Margain (02/07/71)	Chief Executive Officer of Empresas ICA, S.A.B. de C.V.

Former Chief Restructuring Officer of Empresas ICA, S.A.B. de C.V., Former Vice President of Finance and Risk of Grupo Televisa, Former Chief Financial Officer of Empresas Cablevisión and Member of the Board of Innova, S. de R.L. de C.V. and Alternate Member of the Board of Grupo Financiero Banorte.

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

Election of Directors.  A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican stockholders. All of the members and alternate members of the Board of Directors were elected and/or ratified in their positions by our 2018 annual stockholders’ special and general meetings, which were held on April 27, 2018.  A majority of the holders of the Series “A” Shares voting together elected, eleven of our directors and corresponding alternates and a majority of the holders of the Series “B” Shares voting together elected, five of our directors and corresponding alternates.  At our special stockholders’ meetings, a majority of the holders of the Series “L” Shares and Series “D” Shares will each continue to have the right to elect two of our directors and alternate directors, each of which must be an independent director.  Each alternate director may vote in the absence of a corresponding director.  Directors and alternate directors are elected for one-year terms by our stockholders at each annual stockholders’ meeting, and each serves for up to a 30-day term once the one-year appointment has expired or upon resignation; in this case, the Board of Directors is entitled to appoint provisional directors without the approval of the stockholders’ meeting.

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

•                  with input from the Corporate Practices Committee, on an individual basis: (i) any transactions with related parties, subject to certain limited exceptions and (ii) the appointment of our Co-Chief Executive Officers and his compensation;

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

Duty of Care and Duty of Loyalty.  The Mexican Securities Market Law imposes a duty of care and a duty of loyalty on directors.  The duty of care requires our directors to act in good faith and in the best interests of the Company.  In carrying out this duty, our directors are required to obtain the necessary information from the Co-Chief Executive Officers, the executive officers, the external auditors or any other person to act in the best interests of the Company.  Our directors are liable for damages and losses caused to us and our subsidiaries as a result of violating their duty of care.

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

Liability actions for damages and losses resulting from the violation of the duty of care or the duty of loyalty may be exercised solely for our benefit and may be brought by us, or by stockholders representing 5% or more of our capital stock, and criminal actions only may be brought by the Mexican Ministry of Finance, after consulting with the Mexican National Banking and Securities Commission.  As a safe harbor for directors, the liabilities specified above (including criminal liability) will not be applicable if the director acting in good faith: (i) complied with applicable law, (ii) made the decision based upon information provided by our executive officers or third-party experts, the capacity and credibility of which could not be subject to reasonable doubt, (iii) selected the most adequate alternative in good faith or if the negative effects of such decision could not have been foreseeable, and (iv) complied with stockholders’ resolutions provided the resolutions do not violate applicable law.

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

Audit Committee.  The Audit Committee is currently composed of four independent members: Francisco José Chevez Robelo, the Chairman, Alberto Javier Montiel Castellanos, José Luís Fernández Fernández and Guillermo García Naranjo Álvarez.  The Chairman of the Audit Committee was ratified at our annual stockholders’ meeting held on April 27, 2018, and our Board of Directors appointed the remaining members.

The Audit Committee is responsible for, among other things: (i) evaluating the performance of our external auditors and analyzing their reports, (ii) discussing our financial statements with the persons in charge of their preparation, and based on such discussions, recommending their approval to the Board of Directors, (iii) informing the Board of Directors of the status of our internal controls and their adequacy, (iv) requesting reports of executive officers whenever it deems appropriate, (v) informing the Board of any irregularities that it may encounter as part of the performance of its duties, (vi) receiving and analyzing recommendations and observations made by the stockholders, directors, executive officers, our external auditors or any third party and taking the necessary actions, (vii) calling stockholders’ meetings when requested, (viii) providing opinions to our Board of Directors with respect to specific matters required under the Mexican Securities Market Law, (ix) requesting and obtaining opinions from independent third parties, as it deems convenient, in connection with the performance of its duties and (x) assisting the Board in the preparation of annual reports rendered by the Board to the shareholders and other reporting obligations.

The Chairman of the Audit Committee shall prepare an annual report to our Board of Directors with respect to the activities of the Audit Committee, which shall include, among other things: (i) the status of the internal controls and internal audits and any deviations and deficiencies thereof, taking into consideration the reports of external auditors and independent experts, (ii) the results of any preventive and corrective measures taken based on results of investigations in respect of non-compliance of operating and accounting policies, (iii) the evaluation of external auditors, (iv) the main results from the review of our financial statements and those of our subsidiaries, (v) the description and effects of changes to accounting policies, (vi) the measures adopted as result of observations of stockholders, directors, executive officers and third parties relating to accounting, internal controls, and internal or external audits, and (vii) compliance with stockholders’ and directors’ resolutions.

Corporate Practices Committee. The Corporate Practices Committee is currently composed of the following independent members: José Luis Fernández Fernández, the Chairman, Roberto Hernández Ramírez and Enrique Senior Hernández. The Chairman of the Corporate Practices Committee was ratified at our annual stockholders’ meeting held on April 27, 2018, and our Board of Directors appointed the remaining members.

The Corporate Practices Committee is responsible for, among other things: (i) reviewing and approving corporate goals and objectives relevant to the compensation of the Co-Chief Executive Officers, and evaluating the Co-Chief Executive Officers’ performance in light of those goals and objectives, (ii) reviewing and approving the annual base salaries and annual incentive opportunities of the executive officers, evaluating the executive officers’ performance and recommending executive officer compensation policies and guidelines to our Board of Directors, (iii) reviewing all other incentive awards and opportunities (cash-based and equity-based), any employment agreements, any change in control agreements and change in control provisions affecting compensation and benefits and any special or supplemental compensation and benefits for the executive officers and individuals who formerly served as executive officers, and (iv) reviewing and recommending transactions entered into with related parties.

The Chairman of the Corporate Practices Committee shall prepare an annual report to the Board of Directors with respect to the activities of the Corporate Practices Committee, which shall include, among other things: (i) observations with respect to the performance of executive officers, (ii) related party transactions entered into during the course of the fiscal year, and (iii) the compensation packages of the executive officers.

Executive Committee of Our Board of Directors.  Our Board of Directors has an Executive Committee.  Each member is appointed for a one-year term at each annual general stockholders’ meeting.  Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors, except those expressly reserved for the Board in our bylaws or by applicable law.  The Executive Committee currently consists of Emilio Azcárraga Jean, Alfonso de Angoitia Noriega and Bernardo Gómez Martínez.

Executive Officers

The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the years in which they were appointed to their current positions:

Name and Date of Birth	Principal Position	Business Experience	First Appointed

Emilio Fernando Azcárraga Jean (02/21/68)	Executive Chairman of the Board, and Chairman of the Executive Committee of Grupo Televisa. Chairman of the Board and Chairman of the Executive Committee of Empresas Cablevisión.	Former President and Chief Executive Officer of Grupo Televisa.(1) Member of the Boards of Grupo Financiero Banamex, Univision and Innova, S. de R.L. de C.V.	March 1997
In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Current Co-Chief Executive Officer and Member of the Executive Committee of Grupo Televisa. Member of the Board of Directors and Member of the Executive Committee of Empresas Cablevisión.

Member of the Boards of Univision, Innova, S. de R.L. de C.V., Liberty Latin America, Grupo Financiero Banorte and Fomento Económico Mexicano (FEMSA) and Former Executive Vice President and Chief Financial Officer of Grupo Televisa.

January 2004

Bernardo Gómez Martínez (07/24/67)	Co-Chief Executive Officer(1) and, Member of the Executive Committee of Grupo Televisa. Member of the Board and Member of the Executive Committee of Empresas Cablevisión.

Member of the Board of Univision and Innova, S. de R.L. de C.V., Former Executive Vice President and Deputy Director of the President of Grupo Televisa and Former President of the Mexican Chamber of Television and Radio Broadcasters.

January 2004

Carlos Ferreiro Rivas (11/19/68).	Corporate Vice President of Finance of Grupo Televisa.

Former Chief Financial Officer of Grupo Televisa’s Cable Division, Former Chief Financial Officer of Sky, Chief Financial Officer of GSF Telecom and Alternate Member of the Board and Alternate Member of the Executive Committee of Empresas Cablevision and
Member of the Board of Innova, S. de R.L. de C.V.

October 2017

Name and Date of Birth	Principal Position	Business Experience	First Appointed
José Antonio Lara del Olmo (09/02/70)	Corporate Vice President of Administration of Grupo Televisa.	Former Chief Accounting and Tax Officer of Grupo Televisa, Former Vice President of Tax Planning of Grupo Televisa and Alternate Member of the Board of Innova, S. de R.L. de C.V.	October 2017

(1) Emilio Fernando Azcárraga Jean served as Chief Executive Officer of Grupo Televisa until December 31, 2017. Effective January 1, 2018, the Board of Directors appointed Bernardo Gómez Martínez and Alfonso de Angoitia Noriega as co-Chief Executive Officers of Grupo Televisa.

Compensation of Directors and Officers

For the year ended December 31, 2017, we paid our directors, alternate directors and officers for services in all capacities aggregate compensation of approximately Ps.892.8 million (U.S.$45.3 million using the Interbank Rate, as reported by CitiBanamex, as of December 31, 2017). This compensation included certain amounts related to the use of assets and services of the Company, as well as travel expenses reimbursed to directors and officers. See “— Use of Certain Assets and Services” below.

On April 27, 2018, at our general stockholders’ meeting, our stockholders approved a remuneration of U.S.$15,000 to be paid to the members of our Board of Directors, the Secretary of the Board of Directors and the members of the Audit and Corporate Practices Committees, for each meeting of the Board and/or the Audit and Corporate Practices Committees to which they attend (except for Board members traveling from outside of Mexico to attend Board meetings, who will receive U.S.$25,000 for each Board meeting they attend).

As of December 31, 2017, we have made Ps.115.5 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and officers. Projected benefit obligations as of December 31, 2017 were approximately Ps.164.0 million.

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

We have established a deferred compensation plan for certain officers of our Cable Division, which will be payable in the event that certain revenue and EBITDA targets of a five-year plan are met. Such compensation may be payable in 2020 and/or 2021 through a combination of cash and/or stock awards granted under the Long Term Retention Plan. In the event that the established targets in the plan are met, the annual cost during the five years of the deferred compensation plan will amount on average to approximately $25 million dollars.

In addition, we have granted our executive officers and directors rights to purchase CPOs under the Stock Purchase Plan and the Long-Term Retention Plan. See “— Stock Purchase Plan and Long-Term Retention Plan” below.

Use of Certain Assets and Services

We maintain an overall security program for Mr. Azcárraga and for certain executive officers, as well as, in some cases, for their families, and for other specific employees and service providers, as permitted under our “Política de Seguridad”, or Security Policy, due to business-related security concerns.  We refer to the individuals described above as Key Personnel.  Our security program includes the use of our personnel, assets and services to accomplish security objectives.

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

At our annual general ordinary stockholders’ meeting held on April 2, 2013, our stockholders approved that the number of CPOs that may be granted annually under the Long-Term Retention Plan shall be up to 1.5% of the capital of the Company. As of December 31, 2017, approximately 78.1 million CPOs or CPO equivalents that were transferred to Plan Participants were sold in the open market during 2015, 2016 and 2017. Additional sales will continue to take place during or after 2018.

In April 2007, the Board of Directors, with input from the then Audit and Corporate Practices Committee, reviewed the compensation of our former Chief Executive Officer and determined to include our former Chief

Executive Officer in the Long-Term Retention Plan of the Company as well as in any other plan to be granted by the Company to its employees in the future.  See “— Compensation of Directors and Officers”.

Also, as of March 31, 2018, the special purpose trust created to implement the Long-Term Retention Plan owned approximately 185.4 million CPOs or CPO equivalents. This figure is net of approximately 24.3 million, 37.0 million and 42.5 million CPOs or CPO equivalents vested in 2015, 2016 and 2017, respectively. Of such 185.4 million CPOs or CPO equivalents, approximately 73% are in the form of CPOs and the remaining 27% are in the form of A, B, D and Series “L” Shares. As of March 31, 2018, approximately 103.4 million CPOs or CPO equivalents have been reserved and will become vested between 2018 and 2020 at prices ranging from Ps.84.92 to Ps.90.59 per CPO which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

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

Employees and Labor Relations

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2017:

	Year Ended December 31,
	2015	2016	2017
Total number of employees	43,964	42,288	39,988
Category of activity:
Employees	43,887	42,216	39,915
Executives	77	72	73
Geographic location:
Mexico	42,941	41,394	39,733
Latin America (other than Mexico)	728	597	157
U.S.	283	287	88
Europe	12	10	10

As of December 31, 2015, 2016 and 2017, approximately 45%, 37% and 40% of our employees, respectively, were represented by unions.  We believe that our relations with our employees are good.  Under Mexican law, the agreements between us and most of our television, radio and cable television union employees are subject to renegotiation on an annual basis in January of each year.  We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis.

Item 7.                                 Major Stockholders and Related Party Transactions

The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers and each person who is known by us to own more than 5% of the currently outstanding Series “A” Shares, Series “B” Shares, Series “L” Shares or Series “D” Shares as of March 31, 2018.  Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

	Shares Beneficially Owned(1)(2)
	Series “A” Shares		Series “B” Shares		Series “D” Shares		Series “L” Shares
Identity of Owner	Number	Percentage of Class	Number	Percentage of Class	Number	Percentage of Class	Number	Percentage of Class	Aggregate Percentage of Outstanding Shares Beneficially Owned

Azcárraga Trust(3)	52,991,825,705	43.1%	67,814,604	0.1%	107,886,870	0.1%	107,886,870	0.1%	14.8%
Harris Associates, L.P(4)	7,441,788,375	6.1%	6,548,773,770	11.2%	10,418,503,725	11.6%	10,418,503,725	11.6%	9.7%
William H. Gates III(5)	5,934,363,375	4.8%	5,222,239,770	8.9%	8,308,108,725	9.3%	8,308,108,725	9.3%	7.7%
Dodge & Cox (6)	5,916,746,875	4.8%	5,206,737,250	8.9%	8,283,445,625	9.2%	8,283,445,625	9.2%	7.7%

(1)                    Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of March 31, 2018.  The number of shares issued and outstanding for legal purposes as of March 31, 2018 was 63,965,700,550 Series A Shares, 56,289,816,484 Series B Shares, 89,551,980,770 Series D Shares and 89,551,980,770 Series L Shares, in the form of CPOs, and an additional 58,926,613,375 Series A Shares, 2,357,207,692 Series B Shares, 238,595 Series D Shares and 238,595 Series L Shares not in the form of CPOs.  For financial reporting purposes under IFRS only, the number of shares authorized, issued and outstanding as of March 31, 2018 was 60,566,249,425 Series A Shares, 53,298,299,494 Series B Shares, 84,792,749,195 Series D Shares and 84,792,749,195 Series L Shares in the form of CPOs, and an additional 55,497,232,367 Series A Shares, 186,537 Series B Shares, 238,541 Series D Shares and 238,541 Series L Shares not in the form of CPOs.  The number of shares authorized, issued and outstanding for financial reporting purposes under IFRS as of March 31, 2018 does not include 135,978,045 CPOs and an additional 3,429,381,008 Series A Shares, 2,357,021,155 Series B Shares, 54 Series D Shares and 54 Series L Shares not in the form of CPOs acquired by the special purpose trust we created to implement our long-term retention plan.  See Note 16 to our consolidated year-end financial statements.

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

(3)                    For a description of the Azcárraga Trust, see “— The Major Stockholders” below.

(4)                    Based solely on information included in the report on Schedule 13G by Harris Associates L.P. as of February 28, 2018.

(5)                    Based solely on information included in (i) the Schedule V “Report of participation in the capital stock of issuers” of the Comisión Nacional Bancaria y de Valores, commonly known as the CNBV regulations for issuers as of April 28, 2016 by Cascade Investment, L.L.C. with respect to holdings by Cascade Investment, L.L.C., and (ii) the report on Form 13F filed on December 31, 2017 by the Bill and Melinda Gates Foundation Trust.

(6)                    Based solely on information included in the report on Schedule 13G/A by Dodge & Cox, as of December 31, 2017.

The Major Stockholders

The Azcárraga Trust, a trust for the benefit of Emilio Azcárraga Jean, currently holds 43.1% of the outstanding Series “A” Shares, 0.1% of the outstanding Series “B” shares, 0.1% of the outstanding Series “D” Shares and 0.1% of the outstanding Series “L” Shares of the Company.  As a result, Emilio Azcárraga Jean currently controls the vote of such shares through the Azcárraga Trust.  The Series “A” Shares held through the Azcárraga Trust constitute a majority of the Series “A” Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying Series “A” Shares in accordance with the trust agreement governing the CPOs and the Company’s bylaws.  Accordingly, and so long as non-Mexicans own more than a minimal number of Series “A” Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws.

Pursuant to our bylaws, holders of Series “B” Shares are entitled to elect five out of 20 members of our Board of Directors.

Because the Azcárraga Trust only holds a limited number of Series “B” Shares, there can be no assurance that individuals nominated by the Azcárraga Trust appointees will be elected to our Board.

We believe that as of March 31, 2018, approximately 332.8 million of GDSs were held of record by 81 persons with U.S. addresses. Those GDSs represent 33.8% of the outstanding Series “A” Shares, 62.4% of the outstanding Series “B” Shares, 65.0% of the outstanding Series “D” Shares and 65.0% of the outstanding Series “L” Shares of the Company. Before giving effect to the 2004 recapitalization, substantially all of the outstanding Series “A” Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long-Term Retention Plan, as described under “Major Stockholders and Related Party Transactions” and “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan”.  For more information regarding our 2004 recapitalization, please refer to our Form 6-K filed with the SEC on March 25, 2004.

Related Party Transactions

Transactions and Arrangements with Univision.  In December 2010, the Company and Univision announced the completion of certain agreements among related parties by which, among other transactions, the Company made an investment in BMP (now known as Univision Holdings, Inc., or UHI) the parent company of Univision, and the PLA between Televisa and Univision was amended and extended through the later of 2025 (or 2030 upon consummation of a qualified public equity offering of UHI, pursuant to an amendment of the PLA entered into in 2015) or seven and one-half years after the Company has sold two-thirds of its initial investment in UHI. Univision became a related party to the Company as of December 2010 as a result of these transactions.  For a description of our arrangements with Univision, see “Information on the Company — Business Overview — Univision”.

Transactions and Arrangements With Our Directors and Officers.  We own 15% of the equity of Centros de Conocimiento Tecnológico, or CCT, a company that owns and operates technological schools in Mexico and in which Claudio X. González Laporte and Carlos Fernández González, two of our former directors, own a minority interest.

During 2017, we entered into contracts leasing office space directly or indirectly from certain of our directors and officers. These leases have aggregate annual lease payments for 2018 equal to approximately Ps.28.06 million. We believe that the terms of these leases are comparable to terms that we would have entered into with third parties for similar leases.

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

Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Stockholders

Consulting Services.  Instituto de Investigaciones Sociales, S.C., a consulting firm which is controlled by Ariana Azcárraga De Surmont, the sister of Emilio Azcárraga Jean, has from time to time during 2017 provided consulting services and research in connection with the effects of our programming, especially telenovelas, on our viewing audience.  Instituto de Investigaciones Sociales, S.C. provided us with such services in 2017, and we expect to continue these arrangements through 2018.

Loans from CitiBanamex.  In 2006, CitiBanamex and Innova entered into a loan agreement with a maturity date of 2016 which was prepaid in 2015, and in 2010 CitiBanamex and TVI entered into a revolving credit facility which was paid by TVI in March 2011.  In March 2011, the Company entered into long-term credit arrangements with CitiBanamex, with maturities between 2018 and 2021 which were prepaid in 2015.  These loans were made on terms substantially similar to those offered by CitiBanamex to third parties.  Emilio Azcárraga Jean, our Executive Chairman of the Board, is a member of the Board of CitiBanamex.  One of our directors, Roberto Hernández Ramírez, is the Honorary Chairman of the Board of CitiBanamex.  Mr. Hernández was also a member of the Board of, and the beneficial owner of less than 1% of the outstanding capital stock of, Citigroup, Inc., the entity that indirectly controls CitiBanamex.  For a description of amounts outstanding under, and the terms of, our existing credit facilities with CitiBanamex, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

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

Advertising Services.  Several members of our current Board serve as members of the Boards and/or are stockholders of other companies.  See “Directors, Senior Management and Employees”. Some of these companies, including CitiBanamex, BBVA Bancomer, FEMSA, Grupo Nacional Provincial, Heineken, Lala and Grupo Axo, among others, purchased advertising services from us in connection with the promotion of their respective products and services from time to time in 2017, and we expect that this will continue to be the case in the future.

Online Lottery Services.  Multijuegos, our online lottery business, which operations have been suspended by the Company, entered into an agreement in March 2012 with Cadena Comercial Oxxo, S.A. de C.V. and OXXO Express, S.A. de C.V. (“OXXO”) the principal chain of convenience stores in Mexico, both controlled subsidiaries of Fomento Económico Mexicano, S.A.B., or FEMSA (the Executive Chairman of the Board is José Antonio Fernández Carbajal, was a member of our Board until April 27, 2018), to sell online lottery tickets through point-of-sale terminals at the OXXO stores.

Legal and Advisory Services.  During 2017, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Ricardo Maldonado Yáñez, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., serves also as Secretary of our Board of Directors and Secretary to the Executive Committee of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services.

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

Item 8.                                 Financial Information

See “Financial Statements” and pages F-1 through F-85, which are incorporated in this Item 8 by reference.

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

The table below shows, for the periods indicated, the high and low market prices in nominal Pesos for the CPOs on the Mexican Stock Exchange.

	Nominal Pesos per CPO(1)
	High	Low
2013	80.07	59.14
2014	104.73	74.24
2015	122.93	87.33
2016	102.85	81.94
First Quarter	100.17	88.48
Second Quarter	100.53	90.41
Third Quarter	102.85	93.00
Fourth Quarter	101.01	81.94
2017	106.25	64.97
First Quarter	106.25	85.22
Second Quarter	98.42	86.69
Third Quarter	97.39	87.65
Fourth Quarter	91.51	64.97
October	91.51	83.93
November	82.63	64.97
December	74.66	68.37
2018 (through April 25, 2018)	78.00	54.05
First Quarter	78.00	54.05
January	78.00	72.67
February	76.95	64.51
March	64.04	54.05
Second Quarter (through April 25, 2018)	66.55	59.00
April (through April 25, 2018)	66.55	59.00

(1)               Source: Mexican Stock Exchange.

The table below shows, for the periods indicated, the high and low market prices in U.S. Dollars for the GDSs on the NYSE, giving effect to the March 22, 2006 1:4 GDS ratio change in all cases.

	U.S. Dollars per GDS(1)
	High	Low
2013	30.68	22.31
2014	37.35	27.84
2015	39.71	25.71
2016	29.23	19.89
First Quarter	28.28	23.51
Second Quarter	29.23	23.91
Third Quarter	27.75	24.38
Fourth Quarter	26.64	19.89
2017	27.27	17.52
First Quarter	26.79	19.94
Second Quarter	26.24	23.78
Third Quarter	27.27	24.47
Fourth Quarter	24.64	17.52
October	24.64	21.89
November	21.62	17.52
December	19.23	18.30
2018 (through April 25, 2018)	21.04	14.56
First Quarter	21.04	14.56
January	21.04	18.81
February	20.95	17.01
March	17.04	14.56
Second Quarter (through April 25, 2018)	18.19	16.07
April (through April 25, 2018)	18.19	16.07

(1)               Source: NYSE.

Trading prices of the CPOs and the GDSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions.  See “Key Information — Risk Factors — Risk Factors Related to Mexico — Economic and Political Developments in Mexico May Adversely Affect Our Business”.  There can be no assurance that prices of the CPOs and the GDSs will, in future, be within the ranges set forth above.  We believe that as of March 31, 2018, approximately 332.8 million GDSs were held of record by 81 persons with U.S. addresses.

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

The Bolsa Institucional de Valores, or the BIVA, is a new Mexican stock exchange scheduled to launch operations in 2018, following the receipt of Mexican regulatory approvals. Once operational, it is expected that the BIVA will become the second stock exchange in Mexico and will compete with the existing Mexican Stock Exchange, commonly known as Mexican Bolsa. According to rules recently published by the CNBV, the securities of companies that trade on the Mexican Stock Exchange may also trade on the BIVA. Under CNBV rules, the BIVA and the Mexican Stock Exchange may suspend trading on a series of securities upon the occurrence of unusual trading activity. Furthermore, the suspension of trading of a series of securities on one exchange will automatically trigger the suspension of their trading on the other exchange.

Market Regulation and Registration Standards

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

The CNBV has also issued general rules, or General CNBV Rules, applicable to issuers and other securities market participants that govern issuers and issuer activity, among other things.

The General CNBV Rules have mandated that the Mexican Stock Exchange adopt minimum requirements for issuers to be registered with the CNBV and have their securities listed on the Mexican Stock Exchange.  Pursuant to the internal rules of the Mexican Stock Exchange, in order to be registered, issuers will be required to have, among other things:

•                  a minimum number of years of operating history;

•                  a minimum financial condition;

•                  a minimum number of shares or CPOs to be publicly offered to public investors;

•                  a minimum price for the securities to be offered;

•                  a minimum of 15% of the capital stock placed among public investors (which percentage may be lowered under certain circumstances);

•                  a minimum of 100 holders of shares or of shares represented by CPOs, who are deemed to be public investors under the General CNBV Rules, upon the completion of the offering; and

•                  complied with certain corporate governance requirements.

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

Pursuant to the Mexican Securities Market Law, stockholders of issuers listed on the Mexican Stock Exchange must disclose any transactions, through or outside of the Mexican Stock Exchange that result in a 10% or more ownership stake of an issuer’s capital stock.  These stockholders must also inform the CNBV of the results of these transactions the day after their completion.  See “Additional Information — Mexican Securities Market Law”.

Additionally, related parties of an issuer who increase or decrease their ownership stake, in one or more transactions, by 5% or more, shall disclose such transactions.  The Mexican Securities Market Law also requires stockholders holding 10% or more of the capital stock of companies listed in the registry to notify the CNBV of certain ownership changes in shares of the company.  Moreover, recent amendments to the CNBV regulations for issuers, require issuers to disclose to the CNBV on an annual basis on or before June 30 of each year: (i) the name and ownership percentage of any Board members and relevant officers that maintain 1% or more of the capital stock of an issuer, (ii) the names and ownership percentage of any other individual or entity that maintains 5% or more of the capital stock of an issuer (regardless of whether such stockholder is an officer or director) and (iii) the names and ownership percentage of the 10 (ten) stockholders with the largest direct ownership stake in an issuer (regardless of the ownership percentage or whether such stockholder is an officer, director, related party or private investor with no relationship to the issuer).  Based on the foregoing, Mexican Securities Regulations require that (i) Board members and relevant officers that own 1% or more of the capital stock of an issuer, (ii) any other individual or entity that owns 5% or more of the capital stock of an entity, and (iii) individuals that own 1% of the capital stock of an entity, provide this information to the relevant issuer on or before May 15 of each year.

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

In addition, under the Mexican Securities Market Law, tender offers may be voluntary or mandatory.  All tender offers must be open for at least 20 business days and purchases thereunder are required to be made pro-rata to all tendering stockholders.  Any intended purchase resulting in a 30% or greater holding requires the tender to be made for the greater of 10% of the company’s capital stock or the share capital intended to be acquired; if the purchase is aimed at obtaining control, the tender must be made for 100% of the outstanding shares.  In calculating the intended purchase amount, convertible securities, warrants and derivatives the underlying security of which are such shares must be considered.  The law also permits the payment of certain amounts to controlling stockholders over and above the offering price if these amounts are fully disclosed, approved by the board of directors and paid in connection with non-compete or similar obligations. The law also contemplates exceptions to the mandatory tender offer requirements and specifically provides for the consequences, to a purchaser, of not complying with these tender offer rules (lack of voting rights, possible annulment of purchases, etc.) and other rights available to prior stockholders of the issuer.

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

Bylaws

Set forth below is a brief summary of some relevant provisions of our bylaws and Mexican law.  This description does not purport to be complete, and is qualified by reference in its entirety to our bylaws, which have been filed as an exhibit to this annual report, and Mexican law.  For a description of the provisions of our bylaws relating to our Board of Directors, Executive Committee, Audit Committee and Corporate Practices Committee, see “Directors, Senior Management and Employees”.

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

Minority shareholders holding at least ten percent of the capital stock represented by Series “A” Shares, will be entitled to appoint one director and its corresponding alternate for each such ten percent. Minority shareholders holding at least ten percent of the capital stock represented by Series “B” Shares, will be entitled to appoint one director and its corresponding alternate for each such ten percent. Minority shareholders holding at least ten percent of the capital stock represented by Series “D” Shares or Series “L” Shares, will be entitled to appoint one directors and its corresponding alternate for each such ten percent. Any such appointments by minority shareholders will be counted towards the number of directors that the holders of each such Series is entitled to appoint.

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

Antitakeover Protections

General.  Our bylaws provide that, subject to certain exceptions: (i) any person, entity or group of persons and/or entities that intends to acquire beneficial ownership of ordinary Shares (as defined below) which, when coupled with ordinary Shares previously beneficially owned by such persons or their affiliates, represent 10% or more of our outstanding ordinary Shares; (ii) any competitor, or group including one or more competitors, that intends to acquire beneficial ownership of ordinary Shares which, when coupled with Shares previously beneficially owned by such competitor, group or their affiliates, represent 5% or more of our outstanding capital stock; (iii) any person, entity or group of persons and/or entities that wishes to acquire beneficial ownership of ordinary Shares representing 10% or more of our outstanding ordinary Shares; and (iv) any competitor, or group including one or more competitors, that intends to acquire beneficial ownership of ordinary Shares representing 5% or more of our capital stock, must obtain the prior approval of our Board of Directors and/or of our stockholders, as the case may be, subject to certain exceptions summarized below.  Holders that acquire Shares in violation of these requirements will not be registered in our stock registry.  Accordingly, these holders will not be able to vote such Shares or receive any dividends, distributions or other rights in respect of these Shares.  In addition, pursuant to our bylaws, these holders will be obligated to pay us a penalty in an amount equal to the market value of the Shares so acquired.  Pursuant to our bylaws, “Shares” are defined as the shares (of any class or series) representing our capital stock, and any instruments or securities that represent such shares or that grant any right with respect to or are convertible into those shares, expressly including CPOs; our Series “A” Shares and Series “B” Shares are our ordinary Shares.

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

Board Notices, Meetings, Quorum Requirements and Approvals.  To obtain the prior approval of our Board, a potential acquiror must properly deliver a written notice that states, among other things: (i) the number and class/type of our Shares it beneficially owns; (ii) the percentage of Shares it beneficially owns with respect to both our outstanding capital stock and the respective class/type of our Shares; (iii) the number and class/type of Shares it intends to acquire; (iv) the number and class/type of Shares it intends to grant or share a common interest or right; (v) its identity, or in the case of an acquiror which is a corporation, trust or legal entity, its stockholders or beneficiaries as well as the identity and nationality of each person effectively controlling such corporation, trust or legal entity; (vi) its ability to acquire our Shares in accordance with our bylaws and Mexican law, (vii) its source of financing the intended acquisition; (viii) if it has obtained any financing from one of its related parties for the payment of the Shares; (ix) the purpose of the intended acquisition; (x) if it intends to acquire additional common Shares in the future; which coupled with the current intended acquisition of common Shares and the common Shares previously beneficially owned by the potential acquiror, would result in ownership of 20% or more of our common Shares; (xi) if it intends to acquire control of us in the future; (xii) if the acquiror is our competitor or if it has any direct or indirect economic interest in or family relationship with one of our competitors; and (xiii) the identity of the financial institution, if any, that will act as the underwriter or broker in connection with any tender offer.

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

Stockholder Notices, Meetings, Quorum Requirements and Approvals.  In the event: (i) of a proposed acquisition of Shares that would result in a “change of control,”; (ii) that our Board cannot hold a Board meeting for any reason; (iii) of a proposed acquisition by a competitor and having certain characteristics; or (iv) that the Board determines that the proposed acquisition must be approved by our stockholders at a general extraordinary stockholders’ meeting, among others, then the proposed acquisition must be approved by the holders of at least 75% of our outstanding common Shares at a general extraordinary stockholders’ meeting (both in the case of first and subsequent calls) at which the holders of at least 85% of our outstanding common Shares are present.  In addition, any proposed merger, spin-off, or capital increase or decrease which results in a change of control must also be approved by the holders of at least 75% of our outstanding common Shares at a general extraordinary stockholders’ meeting (both in the case of first and subsequent calls) at which the holders of at least 85% of our outstanding common Shares are present.  Pursuant to our bylaws, a “change of control” is defined as the occurrence of any of the following: (i) the acquisition or transfer of ownership of a majority of our outstanding common Shares; (ii) the ability of a person, entity or group, other than the person who currently has the ability to, directly or indirectly, elect a majority of the members of our Board of Directors, to elect a majority of the members of our Board of Directors; or (iii) the ability of a person, entity or group, other than the person who currently has the ability to, directly or indirectly, determine our administrative decisions or policies, to determine our administrative decisions or policies.  In the event that the general extraordinary stockholders’ meeting must approve the proposed acquisition, either the Chairman, the Secretary or the Alternate Secretary of our Board of Directors must publish a call for a general extraordinary stockholders’ meeting in the Official Gazette of the Federation and two other newspapers of general circulation in Mexico City at least 30 calendar days prior to such meeting (both in the case of first and subsequent calls).  Once the call for the general extraordinary stockholders’ meeting has been published, all information related to the agenda for the meeting must be available for review by the holders of common Shares at the offices of our Secretary.

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

In May 2015, we issued Ps.5,000 million aggregate principal amount of 28-day TIIE plus 0.35% local bonds (Certificados Bursátiles) due 2022. In November 2015, we issued U.S.$300 million aggregate principal amount of 4.625% Senior Notes due 2026 and U.S.$900 million aggregate principal amount of 6.125% Senior Notes due 2046. In October 2017, we issued Ps.4,500 million aggregate principal amount of 8.79% local bonds (Certificados Bursátiles) due 2027. For a description of the material terms of the amended indentures related to our 6.625% Senior

Notes due 2025, our 4.625% Senior Notes due 2026, our 8.5% Senior Notes due 2032, our 8.49% Senior Notes due 2037, our 6.625% Senior Notes due 2040, our 7.38% local bonds (Certificados Bursátiles) due 2020, our 7.25% Senior Notes due 2043, our 28-day TIIE plus 0.35% local bonds (Certificados Bursátiles) due 2021 and 2022, our 5.0% Senior Notes due 2045, our 6.125% Senior Notes due 2046 and our 8.79% local bonds due 2027, as well as the description of the material terms for the Company’s subsidiaries debt and finance lease obligations see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Refinancings” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

Our transactions and arrangements with related parties are described under “Major Stockholders and Related Party Transactions — Related Party Transactions”.

For a description of our material transactions and arrangements with Univision, see “Information on the Company — Business Overview — Univision”.

Legal Proceedings

On March 5, 2018, a purported stockholder class action lawsuit was filed in the United States District Court for the Southern District of New York alleging securities law violations in connection with allegedly misleading statements and/or omissions in Televisa’s public disclosures. The lawsuit alleges that Televisa and two of its executives failed to disclose alleged involvement in bribery activities relating to certain executives of Fédération Internationale de Football Association (“FIFA”), and wrongfully failed to disclose weaknesses in Televisa’s internal control over its financial reporting as of December 31, 2016. Televisa believes that the lawsuit, and the material allegations and claims therein, are without merit and intends to vigorously defend against the lawsuit. With regard to plaintiff’s allegations regarding FIFA, outside counsel long previously investigated the circumstances surrounding Televisa’s acquisition of the Latin American media rights for the 2026 and 2030 FIFA World Cups and uncovered no credible evidence that would form the basis for liability for Televisa or for any executive, employee, agent or subsidiary thereof. In particular, Televisa itself made no payment to any FIFA person and in no way knew of, or condoned, any payment by any third party to any FIFA person. Televisa also notes that no proceedings have been initiated against it by any governmental agency.

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

•                  that is an accrual method taxpayer required to accelerate the recognition of any item of gross income for U.S. federal income tax purposes as a result of such income being recognized on an applicable financial statement; or

•                  whose functional currency is not the U.S. Dollar.

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

The discussion set forth below is based on the U.S. federal income tax laws as in force on the date of this annual report, including:

•                  the Code, applicable U.S. Treasury regulations and judicial and administrative interpretations; and

•                  the convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, including the applicable protocols, collectively referred to herein as the “U.S.-Mexico Tax Treaty.”

The discussion is subject to changes to those laws and the U.S.-Mexico Tax Treaty subsequent to the date of this annual report, which changes could be made on a retroactive basis, and is also based, in part, on the representations of the Depositary with respect to the GDSs and on the assumption that each obligation in the Deposit Agreement relating to the GDSs and any related agreements will be performed in accordance with their terms.

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

Capital Gains.  Gain or loss recognized by a U.S. Holder on a taxable sale or exchange of CPOs, GDSs or Underlying Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s adjusted tax basis in the CPOs, GDSs or Underlying Shares.  Such capital gain or loss generally will be long-term capital gain or loss if the CPOs, GDSs or Underlying Shares have been held for more than one year at the time of disposition.  Long-term capital gain of non-corporate U.S. Holders, including individual U.S. Holders, is subject to U.S. federal income tax at a preferential rate of 20% (or lower).  In addition, a 3.8% tax may apply to certain investment income recognized by a U.S. Holder on a sale or exchange of CPOs, GDSs or Underlying Shares.  See “— Medicare Tax” below.  The deductibility of capital losses is subject to significant limitations.

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

Medicare Tax.  A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for such taxable year over U.S.$200,000 (U.S.$250,000 in the case of joint filers).  For these purposes, “net investment income” will generally include dividends paid with respect to CPOs, GDSs or Underlying Shares and net gain attributable to the disposition of CPOs, GDSs or Underlying Shares (in each case, unless such CPOs, GDSs or Underlying Shares are held in connection with certain trades or businesses), but will be reduced by any deductions properly allocable to such income or net gain.

U.S. Backup Withholding.  A U.S. Holder may be subject to U.S. information reporting and U.S. backup withholding on dividends paid on Underlying Shares, and on proceeds from the sale or other disposition of CPOs, GDSs or Underlying Shares, unless the U.S. Holder:

•                  comes within an exempt category and, if required, certifies its exempt status; or

•                  provides the applicable withholding agent with the U.S. Holder’s taxpayer identification number, certifies as to no loss of exemption from backup withholding tax and otherwise complies with the applicable requirements of the backup withholding rules.

The amount of any backup withholding will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided, however, that certain required information is timely furnished to the U.S. Internal Revenue Service (“IRS”).  A beneficial owner of CPOs, GDSs or Underlying Shares that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from backup withholding.

Certain Reporting Requirements.  U.S. Holders that are individuals (and to the extent specified in applicable U.S. Treasury regulations, certain U.S. Holders that are entities and certain individuals that are not U.S. Holders) and hold “specified foreign financial assets” (as defined in section 6038D of the Code) are required to file a report on IRS Form 8938 with information relating to such assets for each taxable year in which the aggregate value of all such assets exceeds U.S.$75,000 at any time during the taxable year or U.S.$50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable U.S. Treasury regulations).  Specified foreign financial assets would include, among other assets, GDSs, CPOs and Underlying Shares that are not held through an account maintained with a U.S. “financial institution” (as defined).  Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect.  Additionally, in the event a U.S. Holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date that the required information is filed.  Beneficial owners of GDSs, CPOs or Underlying Shares should consult their own tax advisors regarding their reporting obligations with respect to “specified foreign financial assets”

Federal Mexican Taxation

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

When dividends are paid from our previously taxed net earnings account we will not be required to pay any Mexican corporate income tax on the dividends. During 2017, if dividends are not paid from our previously taxed net earnings account we will be required to pay a 30% Mexican corporate income tax (“CIT”) on the grossed-up dividends with the factor 1.4286.

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

In compliance with the procedures and controls established by our Risk Management Committee, in 2015, 2016 and 2017, we entered into certain derivative transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in interest rates, foreign currency exchange rates, and inflation rates.  Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility.  See Notes 2(v), 4 and 14 to our consolidated year-end financial statements.

Foreign Currency Exchange Rate Risk and Interest Rate Risk

During December 2006, in connection with Sky’s variable rate bank loans guaranteed by Televisa, we entered into forward starting interest rate swap agreements on a notional amount of Ps.1,400.0 million.  These agreements involve the exchange of amounts based on a variable interest rate for an amount based on fixed rates, without exchange of the notional amount upon which the payments are based.  These agreements allowed us to fix the coupon payments for a period of seven years at an interest rate of 8.415% starting in April 2009. In June 2015, the variable rate bank loan was prepaid and this agreement was early terminated.

During March 2011, in connection with the amortizable variable rate loan with HSBC due 2018, we entered into interest rate swap agreements on a notional amount of Ps.2,500.0 million.  These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates.  These agreements allowed us to fix the coupon payments for a period of seven years at an interest rate of 8.6075%. In March 2016, the variable rate bank loan was partially prepaid and this agreement was partially unwind in the equivalent amount. In December 2017, the bank loan was fully prepaid and the interest rate swap was unwind.

During January and April 2012, in connection with TVI’s variable rate bank loan with Banorte due 2016,  TVI entered into interest rate swap agreements on a notional amount of Ps.500.0 million and Ps.800.0 million, respectively.  These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates.  These agreements allowed us to fix the coupon payments for a period of four years at an interest rate of 6.9315%. In May 2015, the variable rate bank loan was prepaid but this agreement continued because a new variable rate bank loan with Banorte due 2022 was agreed and it covered the same exposure until February 2016. In October 2016, Televisa entered as a guarantor on the bank loan due 2022 with Banorte, and as a consequence, the interest rate payable decreased 30 bps as of October 2016. In August 2015 and March 2017, TVI entered into interest rate swap agreements on a notional amount of Ps.250.0 million and Ps.750.0 million, respectively. These agreements also involved the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments at an interest rate of 7.8469%. On April 5, 2017, TVI entered into an interest rate swap agreement on a notional amount of Ps.742.0 million that allowed us to fix all coupon payments at an interest rate of 8.0250%.

The net fair value of the interest rate swap was an asset of Ps.17.1 million as of March 31, 2018, Ps.35.9 million as of December 31, 2017 and Ps.15.1 million as of December 31, 2016.  The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.18.5 million as of March 31, 2018, Ps.19.7 million as of December 31, 2017 and Ps.3.8 million as of December 31, 2016.  This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During the second semester of 2013 and the second semester of 2014, in connection with TVI’s variable rate bank loans with HSBC due 2019,  TVI entered into interest rate swap agreements on notional amounts of Ps.500.0 million and Ps.300.0 million, respectively. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. In December 2016, Televisa entered as a guarantor on the bank loans with HSBC, and as a consequence, the interest rate payable decreased by 30 bps as of December 2016. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 6.3640%.

The net fair value of the interest rate swap was an asset of Ps.17.2 million as of March 31, 2018, Ps.22.3 million as of December 31, 2017 and Ps.28.0 million as of December 31, 2016. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.3.0 million as of March 31, 2018, Ps.5.6 million as of December 31, 2017 and Ps.6.2 million as of December 31, 2016. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

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

As of March 31, 2018, the net fair value of the interest rate swap was an asset of Ps.250.6 million, Ps.345.0 million as of December 31, 2017 and Ps.351.8 million as of December 31, 2016.  The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.81.0 million as of March 31, 2018, Ps.84.9 million as of December 31, 2017 and Ps.109.5 million as of December 31, 2016. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

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

As of March 31, 2018, the net fair value of the interest rate swap was an asset of Ps.148.1 million,  Ps.241.6 million as of December 31, 2017 and Ps.224.0 million as of December 31, 2016.  The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.87.8 million as of March 31, 2018 and Ps.90.0 million as of December 31, 2017. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During the second semester of 2015, in connection with two of TVI’s variable rate bank loans with Santander due 2019 and 2020, TVI entered into interest rate swap agreements on notional amounts of Ps.250.0 million each. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. In September 2016, Televisa entered as a guarantor on the bank loans with Santander, and as a consequence, the interest rate payable decreased 10 bps as of September 2016. These agreements allowed us to fix the coupon payments at an interest rate of 6.3975% and 6.68%, respectively.

The net fair value of the interest rate swap was an asset of Ps.20.1 million as of March 31, 2018,  Ps.26.0 million as of December 31, 2017 and Ps.29.0 million as of December 31, 2016. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.4.2 million as of March 31, 2018 and Ps.4.6 million as of December 31, 2017. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During 2017, in connection with all the Senior Notes issued by Televisa in U.S. Dollars, we entered into forward exchange rate agreements on a notional amount of U.S. $239.0 million. These agreements allowed us to fix the exchange rate of coupon payments due in 2018 on an average of Ps.19.71 per U.S. $1.00. During the first quarter of 2018, we entered into forward exchange rate agreements on a notional amount of U.S. $112.0 million. These agreements allowed us to fix the exchange rate of coupon payments due in the first half of 2019 on an average of Ps. 19.50 per U.S. $1.00.

As of March 31, 2018, the notional amount outstanding for these agreements was U.S. $249.0 million that allowed us to fix the exchange rate on an average of Ps. 19.55 per U.S. $1.00. The net fair value of the forward exchange rate agreements was a liability of Ps. 152.2 million as of March 31, 2018 and an asset of Ps. 112.2 million as of December 31, 2017.

In July 2017, the Company entered into a foreign exchange derivative transaction agreements on a notional amount of U.S. $779.3 million primarily for capital expenditures expected to be made during 2018. As of March 31, 2018, the net fair value of these agreements was an asset of Ps.158.7 million and Ps.795.0 million as of December 31, 2017.

In July 2017, we entered into a forward exchange rate agreements for an amount of U.S. $230.4 million, as of March 31, 2018 the notional amount outstanding was U.S. $172.8 million maturing during 2018 primarily for capital expenditures expected to be made during 2018. These agreements allowed us to fix the exchange rate on an average of Ps.18.68 per U.S. $1.00. As of March 31, 2018, the net fair value of the forward exchange rate agreements was a liability of Ps. 2.8 million and an asset of Ps. 397.0 million as of December, 31, 2017.

In July 2017, Empresas Cablevision entered into a foreign exchange derivative transaction agreements on a notional amount of U.S. $115.0 million primarily for capital expenditures expected to be made during 2018. As of March 31, 2018, the net fair value of these agreements was an asset of Ps.21.1 million and Ps. 110.1 million as of December, 31, 2017.

In July 2017, TVI entered into a foreign exchange derivative transaction agreements on a notional amount of U.S. $96.3 million primarily for capital expenditures expected to be made during 2018. As of March 31, 2018, the net fair value of these agreements was an asset  of Ps.21.9 million and Ps. 100.7 million as of December, 31, 2017.

During the last quarter of 2017, in connection with the variable rate bank loan with HSBC due 2022, the Company entered into interest rate swap agreements on notional amounts of Ps.2,000.0 million. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 8.6275%

The net fair value of the interest rate swap was an asset of Ps.4.6 million as of March 31, 2018 and Ps.43.2 million as of December 31, 2017. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.38.8 million as of March 31, 2018 and Ps.39.6 million as of December 31, 2017. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During the last quarter of 2017, in connection with the variable rate bank loan with Santander due 2022, the Company entered into interest rate swap agreements on notional amounts of Ps.1,500.0 million. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 8.6%

The net fair value of the interest rate swap was an asset of Ps.2.2 million as of March 31, 2018 and Ps.31.9 million as of December 31, 2017. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.29.6 million as of March 31, 2018 and Ps.30.1 million as of December 31, 2017. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During the last quarter of 2017 and the first quarter of 2018, in connection with the variable rate bank loan with Scotiabank due 2023, the Company entered into interest rate swap agreements on notional amounts of Ps.1,000.0 million and Ps.1,500.0 million respectively. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 9.0485%

The net fair value of the interest rate swap was a liability of Ps. 36.0 million as of March 31, 2018 and an asset of Ps.3.1 million as of December 31, 2017. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.52.0 million as of March 31, 2018 and Ps.53.0 million as of December 31, 2017. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2017 and 2016.  These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk.  The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period.  For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%.  The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

December 31, 2017	Carrying value(3)	Fair value(4)	Increase (decrease) of fair value over carrying value	Increase (decrease) of fair value over carrying value assuming a hypothetical 10% increase in fair value
Assets:
Temporary investments (1)	Ps.	6,013.7	Ps.	6,013.7	Ps.	—	Ps.	—
Warrants issued by UHI	36,395.2	36,395.2	—	3,639.5
Long-term loan and interest receivable from GTAC	929.5	937.1	7.6	101.3
Held-to-maturity investments	287.6	284.4	(3.2)	25.3
Available-for-sale investments	7,297.6	7,297.6	—	729.8
Derivative financial instruments (2)	2,263.9	2,263.9	—	—
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2025	11,823.1	14,065.8	2,242.7	3,649.3
Senior Notes due 2026	5,911.5	6,278.1	366.6	994.4
Senior Notes due 2032	5,911.5	7,985.9	2,074.4	2,873.0
Senior Notes due 2040	11,823.1	14,583.5	2,760.4	4,218.8
Senior Notes due 2045	19,705.1	20,068.9	363.8	2,370.6
Senior Notes due 2046	17,734.6	21,016.7	3,282.1	5,383.8
Peso-denominated debt:
Notes due 2020	10,000.0	9,702.3	(297.7)	672.5
Notes due 2021	6,000.0	6,090.9	90.9	700.0
Notes due 2022	5,000.0	5,063.3	63.3	569.6
Notes due 2027	4,500.0	4,442.9	(57.1)	387.2
Senior Notes due 2037	4,500.0	4,085.7	(414.3)	(5.7)
Senior Notes due 2043	6,500.0	5,085.9	(1,414.1)	(905.5)
Long-term notes payable to Mexican Banks	14,142.1	13,917.2	(224.9)	1,166.9
Finance lease obligations	5,622.7	5,360.8	(261.9)	274.2
Other notes payables	3,684.1	3,319.4	(364.6)	(32.7)

December 31, 2016	Carrying value(3)	Fair value(4)	Increase (decrease) of fair value over carrying value	Increase (decrease) of fair value over carrying value assuming a hypothetical 10% increase in fair value
Assets:
Temporary investments (1)	Ps.	5,498.2	Ps.	5,498.2	Ps.	—	Ps.	—
Warrants issued by UHI	38,298.6	38,298.6	—	3,829.9
Long-term loan and interest receivable from GTAC	881.7	889.1	7.3	96.2
Held-to-maturity investments	335.8	334.8	(1.0)	32.5
Available-for-sale investments	6,456.4	6,456.4	—	645.6
Derivative financial instruments (2)	647.8	647.8	—	—
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2018	10,317.8	10,858.0	540.2	1,626.0
Senior Notes due 2025	12,381.4	14,151.2	1,769.8	3,184.9
Senior Notes due 2026	6,190.7	6,230.0	39.3	662.3
Senior Notes due 2032	6,190.7	7,566.9	1,376.2	2,132.9
Senior Notes due 2040	12,381.4	13,039.8	658.4	1,962.4
Senior Notes due 2045	20,635.6	17,713.4	(2,922.2)	(1,150.9)
Senior Notes due 2046	18,572.0	18,580.0	8.0	1,866.0
Peso-denominated debt:
Notes due 2020	10,000.0	9,791.7	(208.3)	770.8
Notes due 2021	6,000.0	5,954.0	(46.0)	549.4
Notes due 2022	5,000.0	4,942.2	(57.8)	436.5
Senior Notes due 2037	4,500.0	4,031.6	(468.5)	(65.3)
Senior Notes due 2043	6,500.0	4,712.5	(1,787.5)	(1,316.3)
Long-term notes payable to Mexican Banks	9,618.7	9,331.3	(287.4)	645.8
Finance lease obligations	6,391.8	5,763.9	(627.9)	(51.5)
Other notes payables	4,853.0	4,144.0	(709.0)	(294.6)
Derivative financial instruments (2)	5.5	5.5	—	—

(1)         At December 31, 2017 and 2016, the Group’s temporary investments consisted of highly liquid securities, including without limitation debt securities and equity instruments held for trading (primarily denominated in Mexican pesos and U.S. dollars). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

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

We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

	Year Ended December 31,
	2017		2016
	(In millions of U.S. Dollars)
U.S. Dollar-denominated and U.S. Dollar-equivalent monetary assets, primarily cash and cash equivalents, held-to-maturity and available-for-sale non-current investments(1)	U.S.$	1,485.2	U.S.$	1,899.1
U.S. Dollar-denominated and U.S. Dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, finance lease obligations, and other liabilities(2)(3)	(4,411.5)		(5,087.6)
Net liability position	U.S.$	(2,926.3)	U.S.$	(3,188.5)

(1)               In 2017 and 2016, include U.S. Dollar equivalent amounts of U.S.$31.8 million and U.S.$16.4 million, respectively, related to other foreign currencies, primarily Euros.

(2)               In 2017 and 2016, include U.S. Dollar equivalent amounts of U.S.$5.8 million and U.S.$7.7 million, respectively, related to other foreign currencies, primarily Euros.

(3)               In 2017 and 2016, monetary liabilities included U.S.$2,440.3 million (Ps.48,086.9 million) and U.S.$2,386.6 million (Ps.49,249.6 million), respectively, related to long-term debt designed as a hedging instrument of the Group’s investments in UHI and the initial investment in Open Ended Fund (see Note 13 to our consolidated year-end financial statements).

At December 31, 2017, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.957.5 million. At December 31, 2016, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.1,654.6 million.

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

The following table summarizes the fees and charges that a GDS holder may be required to pay, directly or indirectly, to the depositary pursuant to the terms of the Deposit Agreement, which was filed with the SEC as an exhibit to our Registration Statement on Form F-6 filed on September 17, 2007:

Fee	Depositary Service
U.S.$5.00 (or less) per 100 GDSs (or portion of 100 GDSs)	• Issuance of GDSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of GDSs for the purpose of withdrawal, including if the deposit agreement terminates
U.S.$0.02 (or less) per GDS	• Any cash distribution to GDS registered holders
A fee equivalent to the fee that would be payable if securities distributed to holders had been CPOs and the CPOs had been deposited for issuance of GDSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to GDS registered holders
U.S.$0.02 (or less) per GDS per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of CPOs on our CPO register to or from the name of the depositary or its agent when holders deposit or withdraw CPOs
Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any GDS or share underlying an GDS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Note that the actual amounts charged by the depositary may differ from those set out in the table above, but may not exceed these levels.

The Bank of New York Mellon, as depositary, pays us an agreed amount as reimbursement for certain expenses we incur related to our being a publicly-listed entity in the United States, including, but not limited to, internal and out-of-pocket investor relations expenses, corporate finance and accounting expenses, legal expenses, annual NYSE listing fees, Sarbanes-Oxley compliance, travel expenses related to presentations to rating agencies and investors, road show presentations, or any other similar or related expenses.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.  In 2017, we received a reimbursement of U.S.$0.25 million.

Part II

Item 13.         Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.         Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Co-Chief Executive Officers and the Principal Financial Officer of the Company have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined under Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this 2017 Annual Report on Form 20-F. Based upon this evaluation, our Co-chief Executive Officers and the Principal Financial Officer have concluded that as of December 31, 2017, due to material weaknesses identified in our internal control over financial reporting, as further described below,  our disclosure controls and procedures were not effective to provide reasonable  assurance  that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Co-Chief Executive Officers and the Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Notwithstanding the material weaknesses described below, we have concluded that the consolidated financial statements included in this annual report fairly present, in all material respects, our financial position, results of operations and cash flows as of and for the period ended December 31, 2017.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process.  Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The Company did not appropriately design, maintain or monitor certain controls in response to the risk of material misstatement. The deficiencies in risk assessment contributed to the following material weaknesses: (i) the Company did not design and maintain effective controls over certain information technology controls that are relevant to the preparation of the consolidated financial statements. Specifically, the Company did not design and maintain: a) user access controls to appropriately segregate duties and adequately restrict user and privileged access to certain financial applications, data and programs to the appropriate Company personnel, and b) effective controls over program change for certain financial systems, including effective controls to monitor developers’ access to production and testing of program changes. These deficiencies, when aggregated, could impact maintaining adequate segregation of duties as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports); (ii) the Company did not design and maintain effective controls over segregation of duties within the accounting system, including certain individuals with the ability to gain access to prepare and post journal entries across substantially all key accounts of the Company without an independent review performed by someone other than the preparer; and (iii) the Company had ineffective controls with respect to the accounting for certain revenue and related accounts receivable, including maintaining effective controls to prevent or detect errors related to the recording of customer revenue transactions in our cable companies and content division.

Specifically, we had insufficient controls related to the accuracy of recorded revenue transactions, the assessment of the allowance for doubtful accounts and the preparation, analysis and review of certain revenue and related account reconciliations.

While these material weaknesses did not result in any material misstatement of our historical consolidated financial statements, these material weaknesses could result in a misstatement of the account balances or disclosures that would result in a material misstatement to the annual consolidated financial statements that would not be prevented or detected.

Because of the material weaknesses described above, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2017.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers, S.C., an independent registered public accounting firm, as stated in their report which appears herein.

Remediation Plan and Activities

In response to the identified material weaknesses, our management, with oversight from our audit committee, has developed a program to remediate the combination of deficiencies comprising these material weaknesses. Accordingly, we have already commenced the implementation of our remediation program for the material weaknesses affecting our internal control over financial reporting, at the corporate level and at the business segments on which we identified such weaknesses, including the enhancement and strengthening of existing internal controls, as well as the design and adoption of new compensating internal controls.

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

We believe that the foregoing actions will support the improvement of our internal control over financial reporting, and through our efforts to identify, design and implement the necessary control activities, will be effective in remediating the material weaknesses described above. We will continue to devote significant time and attention to these remediation efforts. As we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures to address the material weaknesses or determine to modify the remediation plan described above.

Changes in Internal Control Over Financial Reporting

Except for the material weaknesses and remediation activities described above, there has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

Item 16.C.     Principal Accountant Fees and Services

PricewaterhouseCoopers, S.C. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2017 and 2016.

The chart below sets forth the total amount billed by our independent registered public accounting firm for services performed in the years 2017 and 2016, and breaks down these amounts by category of service:

	2017		2016
	(in millions of Pesos)
Audit Fees	Ps.	123.5	Ps.	98.6
Audit-Related Fees	5.3		25.3
Tax Fees	7.2		8.3
Other Fees	5.3		4.2
Total	Ps.	141.3	Ps.	136.4

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

During 2016 and 2017, none of the services provided to us by our external auditors were approved by our audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16.D.     Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth, for the periods indicated, information regarding purchases of any of our equity securities registered pursuant to Section 12 of the Exchange Act made by us or on our behalf or by or on behalf of any affiliated purchaser (as that term is defined in Rule 10b-18(a)(3) under the Exchange Act):

Purchases of Equity Securities by the Company

Purchase Date	Total Number of CPOs Purchased	Average Price Paid per CPO(1)		Total Number of CPOs Purchased as part of Publicly Announced Plans or Programs(2)	Maximum Number (or Appropriate Peso Value) of CPOs that May Yet Be Purchased Under the Plans or Programs(2)
January 1 to January 31	—	Ps.	0.0000	264,891,400	Ps.	20,000,000,000
February 1 to February 28	—	0.0000		264,891,400	20,000,000,000
March 1 to March 31	—	0.0000		264,891,400	20,000,000,000
April 1 to April 30	—	0.0000		264,891,400	20,000,000,000
May 1 to May 31	—	0.0000		264,891,400	20,000,000,000
June 1 to June 30	—	0.0000		264,891,400	20,000,000,000
July 1 to July 31	—	0.0000		264,891,400	20,000,000,000
August 1 to August 31	—	0.0000		264,891,400	20,000,000,000
September 1 to September 30	—	0.0000		264,891,400	20,000,000,000
October 1 to October 31	—	0.0000		264,891,400	20,000,000,000
November 1 to November 30	3,209,000	70.7856		268,100,400	19,772,849,078
December 1 to December 31	2,206,900	70.9850		270,307,300	19,616,192,289
Total	5,415,900

(1)               The values have not been restated in constant Pesos and therefore represent nominal historical figures.

(2)               Our share repurchase program was announced in September 2002 and does not have an expiration date. On November 13, 2017, we announced our intention to reactivate our share repurchase program. Accordingly, we may, from time to time, at management’s discretion, seek to acquire shares of the Company’s common stock subject to legal, market and other businesss conditions at the time of purchase. The total amount of our share repurchase program is currently limited to Ps.20,000,000,000, as updated in accordance with a resolution that our stockholders approved in a general meeting of our stockholders held on April 28, 2017.

Purchases of Equity Securities by Special Purpose Trust
Formed in Connection with Long-Term Retention Plan(1)

Purchase Date	Total Number of CPOs Purchased(2)	Average Price Paid per CPO(3)		Total Number of CPOs Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate Peso Value) of CPOs that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	260,000	Ps.	88.4299	225,376,809
February 1 to February 28	373,043	99.5838		225,749,852
March 1 to March 31	1,911,051	99.8254		227,660,903
April 1 to April 30	500,000	93.9702		228,160,903
May 1 to May 31	1,831,465	92.1435		229,992,368
June 1 to June 30	1,367,934	88.4722		231,360,302
July 1 to July 31	1,350,000	92.9397		232,710,302
August 1 to August 31	2,101,980	92.7962		234,812,282
September 1 to September 30	902,573	88.9774		235,714,855
October 1 to October 31	604,765	85.9539		236,319,620
November 1 to November 30	9,396,800	73.5876		245,716,420
December 1 to December 31	7,325,670	72.1134		253,042,090
Total	27,925,281	Ps.	80.9396

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

The Mexican Securities Market Law requires that listed companies have at least 25% of independent directors. Our stockholder’s meeting is required to assess the independence of the directors. The definition of “independent” under the Mexican Securities Market Law differs in some aspects from the one applicable to U.S. issuers under the NYSE standard and prohibits, among other relationships, an independent director from being an employee or officer of the company or a stockholder that may have influence over our officers, relevant clients and contractors, as well as certain relationships between the independent director and family members of the independent director. In addition, our bylaws broaden the definition of independent director. Our bylaws provide for an executive committee of our board of directors. The executive committee is currently composed of three members, and there are no applicable Mexican rules that require any of the members to be independent. The executive committee may generally exercise the powers of our board of directors, subject to certain exceptions. Our Co-Chief Executive Officers are members of our board of directors and the executive committee.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	The Mexican Securities Law requires that listed companies must have a corporate practices committee. The Chairman and the members must be independent.
Listed companies must have a compensation committee composed entirely of independent directors.	The Mexican Code of Best Corporate Practices recommends listed companies to have a compensation committee. While these rules are not legally binding, companies failing to comply with the Mexican

Code of Best Business Practices’ recommendation must disclose publicly why their practices differ from those recommended by the Mexican Code of Best Business Practices.
Listed companies must have an audit committee with a minimum of three members and must be independent.	The Mexican Securities Market Law requires that listed companies must have an audit committee. The Chairman and the members must be independent.
Non-management directors must meet at regularly scheduled executive sessions without management.	Our non-management directors are not required to meet at executive sessions. The Mexican Code of Best Corporate Practices does not expressly recommend executive sessions.
Listed companies must require shareholder approval for equity compensation plans, subject to limited exemptions.	Companies listed on the Mexican Stock Exchange are required to obtain shareholder approval for equity compensation plans, provided that such plans are subject to certain conditions.
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

Item 18.         Financial Statements

See pages F-1 through F-85, which are incorporated in this Item 18 by reference.

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

2.10	—

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

2.11	—

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

2.12	—

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

Exhibit Number		Description of Exhibits
2.13	—

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

2.14	—

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

2.15	—

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

4.26	—

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

4.28	—

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

8.1	—	List of Subsidiaries of Registrant.
12.1	—	Co-CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2018.
12.2	—	Co-CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2018.
12.3	—	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2018.
13.1	—	Co-CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2018.
13.2	—	Co-CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2018.
13.3	—	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2018.
23.1	—	Consent of PricewaterhouseCoopers, S.C.

Exhibit Number		Description of Exhibits
101	—

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position as of  December 31, 2017 and 2016; (ii) Consolidated Statements of Income for the Years  Ended December 31, 2017, 2016 and 2015; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2017, 2016 and 2015; (iv) Consolidated Statements of Changes in Equity for the Years ended December 31, 2017, 2016 and 2015; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2017, 2016 and 2015; and (vi)  Notes to Consolidated Financial Statements for the Years Ended December 31, 2017, 2016 and 2015.

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

Date: April 30, 2018

GRUPO TELEVISA, S. A. B. AND SUBSIDIARIES

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2017 AND 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Grupo Televisa, S. A. B.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Televisa, S. A. B. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting exists as of that date related to deficiencies in risk assessment as the Company did not appropriately design, maintain or monitor certain controls in response to the risk of material misstatement, which contributed to material weaknesses in internal control over financial reporting as the Company (i) did not design and maintain effective controls over certain information technology controls, (ii) did not design and maintain effective controls over segregation of duties within the accounting system, including review and approval of manual journal entries, and (iii) had ineffective controls with respect to the accounting for certain revenue and related accounts receivable at certain divisions.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15.  We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2017 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

PricewaterhouseCoopers, S. C.

/s/ L.C.C. Alberto Del Castillo Velasco Vilchis

Audit Partner

Mexico City

April 30, 2018

We have served as the Company’s auditor since 1993.

Consolidated Statements of Financial Position

As of December 31, 2017 and 2016
(In thousands of Mexican pesos)
(Notes 1, 2 and 3)

	Notes	2017		2016
ASSETS
Current assets:
Cash and cash equivalents	6	Ps.	38,734,949	Ps.	47,546,083
Temporary investments	6	6,013,678		5,498,219
Trade notes and accounts receivable, net	7	24,727,073		24,906,452
Other accounts and notes receivable, net		4,944,026		5,884,907
Derivative financial instruments	14	1,515,041		—
Due from related parties	19	860,220		905,572
Transmission rights and programming	8	5,890,866		6,533,173
Inventories		1,492,947		1,899,078
Other current assets		2,865,903		2,588,014
Total current assets		87,044,703		95,761,498

Non-current assets:
Derivative financial instruments	14	748,833		647,770
Transmission rights and programming	8	8,158,521		7,975,296
Investments in financial instruments	9	43,996,852		45,136,751
Investments in associates and joint ventures	10	14,110,752		12,092,254
Property, plant and equipment, net	11	85,719,810		86,783,572
Intangible assets, net	12	35,886,434		37,734,771
Deferred income tax assets	23	21,355,044		22,729,580
Other assets		199,152		192,658
Total non-current assets		210,175,398		213,292,652
Total assets		Ps.	297,220,101	Ps.	309,054,150

The accompanying notes are an integral part of these consolidated financial statements.

	Notes	2017		2016
LIABILITIES
Current liabilities:
Current portion of long-term debt and interest payable	13	Ps.	2,103,870	Ps.	2,678,255
Current portion of finance lease obligations	13	580,884		575,576
Current portion of other notes payable	13	1,178,435		1,202,344
Trade accounts payable and accrued expenses		19,959,795		22,878,015
Customer deposits and advances		18,798,347		21,709,431
Income taxes payable	23	2,524,349		2,012,536
Other taxes payable		1,172,496		1,479,071
Employee benefits		963,377		1,078,729
Due to related parties	19	991,469		1,088,226
Other current liabilities		2,491,795		2,723,880
Total current liabilities		50,764,817		57,426,063

Non-current liabilities:
Long-term debt, net of current portion	13	121,993,128		126,146,663
Finance lease obligations, net of current portion	13	5,041,890		5,816,250
Other notes payable, net of current portion	13	2,505,625		3,650,681
Derivative financial instruments	14	—		5,508
Income taxes payable	23	4,730,620		6,386,877
Deferred income tax liabilities	23	9,037,513		10,349,135
Post-employment benefits	15	716,095		520,473
Other long-term liabilities		2,773,499		2,468,100
Total non-current liabilities		146,798,370		155,343,687
Total liabilities		197,563,187		212,769,750
EQUITY
Capital stock	16	4,978,126		4,978,126
Additional paid-in-capital		15,889,819		15,889,819
Retained earnings	17	74,983,656		70,395,669
Accumulated other comprehensive income, net	17	4,599,147		3,961,784
Shares repurchased	16	(14,788,984)		(11,433,482)
Equity attributable to stockholders of the Company		85,661,764		83,791,916
Non-controlling interests	18	13,995,150		12,492,484
Total equity		99,656,914		96,284,400
Total liabilities and equity		Ps.	297,220,101	Ps.	309,054,150

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

For the Years Ended December 31, 2017, 2016 and 2015

(In thousands of Mexican pesos, except per CPO amounts)
(Notes 1, 2 and 3)

	Notes	2017		2016		2015
Net sales	25	Ps.	94,274,235	Ps.	96,287,363	Ps.	88,051,829
Cost of sales	20	53,534,553		52,377,790		47,226,544
Selling expenses	20	10,554,113		10,900,695		9,716,244
Administrative expenses	20	13,556,033		13,273,397		12,035,439
Income before other expense	25	16,629,536		19,735,481		19,073,602
Other expense, net	21	2,386,334		3,137,384		328,477
Operating income		14,243,202		16,598,097		18,745,125
Finance expense	22	(9,245,671)		(11,031,585)		(8,665,398)
Finance income	22	3,940,838		1,499,473		8,542,542
Finance expense, net		(5,304,833)		(9,532,112)		(122,856)
Share of income of associates and joint ventures, net	10	1,913,273		1,139,604		35,399
Income before income taxes		10,851,642		8,205,589		18,657,668
Income taxes	23	4,274,120		2,872,235		6,332,218
Net income		Ps.	6,577,522	Ps.	5,333,354	Ps.	12,325,450
Net income attributable to:
Stockholders of the Company		Ps.	4,524,496	Ps.	3,721,406	Ps.	10,899,135
Non-controlling interests	18	2,053,026		1,611,948		1,426,315
Net income		Ps.	6,577,522	Ps.	5,333,354	Ps.	12,325,450
Basic earnings per CPO attributable to stockholders of the Company	24	Ps.	1.54	Ps.	1.28	Ps.	3.77
Diluted earnings per CPO attributable to stockholders of the Company	24	Ps.	1.46	Ps.	1.20	Ps.	3.52

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2017, 2016 and 2015

(In thousands of Mexican pesos)
(Notes 1, 2 and 3)

	Notes	2017		2016		2015
Net income		Ps.	6,577,522	Ps.	5,333,354	Ps.	12,325,450
Other comprehensive income (loss):
Items that will not be reclassified to income:
Remeasurement of post-employment benefit obligations	15	(283,106)		(255,713)		(166,044)
Items that may be subsequently reclassified to income:
Exchange differences on translating foreign operations		334,097		767,165		498,954
Equity instruments issued by Imagina:
Changes in fair value	9	—		—		405,132
Reclassification to other finance income	9	—		—		(544,402)
Cash flow hedges		231,758		789,208		25,838
Convertible debentures due 2025 issued by UHI:
Changes in fair value	9	—		—		319,307
Reclassification to other finance income	9	—		—		(4,718,175)
Warrants issued by UHI, net of hedge	9	(280,447)		(3,635,399)		3,303,182
Available-for-sale investments	9	1,008,675		(32,379)		(80,371)
Share of other comprehensive (loss) income of associates and joint ventures	10	(60,340)		(42,832)		19,705
Other comprehensive income (loss) before income taxes		950,637		(2,409,950)		(936,874)
Income taxes	23	(366,036)		1,220,400		593,337
Other comprehensive income (loss)		584,601		(1,189,550)		(343,537)
Total comprehensive income		Ps.	7,162,123	Ps.	4,143,804	Ps.	11,981,913

Total comprehensive income attributable to:
Stockholders of the Company		Ps.	5,161,859	Ps.	2,425,636	Ps.	10,477,626
Non-controlling interests	18	2,000,264		1,718,168		1,504,287
Total comprehensive income		Ps.	7,162,123	Ps.	4,143,804	Ps.	11,981,913

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2017, 2016 and 2015

(In thousands of Mexican pesos)
(Notes 1, 2 and 3)

	Capital Stock Issued (Note 16)		Additional Paid-in Capital		Retained Earnings (Note 17)		Accumulated Other Comprehensive Income (Note 17)		Shares Repurchased (Note 16)		Equity Attributable to Stockholders of the Company		Non-controlling Interests (Note 18)		Total Equity
Balance at January 1, 2015	Ps.	4,978,126	Ps.	15,889,819	Ps.	62,905,444	Ps.	5,679,063	Ps.	(12,647,475)	Ps.	76,804,977	Ps.	11,110,104	Ps.	87,915,081
Reduction of capital of non-controlling interests	—		—		—		—		—		—		(95,500)		(95,500)
Dividends	—		—		(1,084,192)		—		—		(1,084,192)		(379,639)		(1,463,831)
Shares repurchased	—		—		—		—		(733,831)		(733,831)		—		(733,831)
Sale of shares	—		—		(765,227)		—		1,499,058		733,831		—		733,831
Stock-based compensation	—		—		1,184,524		—		—		1,184,524		—		1,184,524
Other adjustments to non-controlling interests	—		—		—		—		—		—		(410)		(410)
Comprehensive income	—		—		10,899,135		(421,509)		—		10,477,626		1,504,287		11,981,913
Balance at December 31, 2015	4,978,126		15,889,819		73,139,684		5,257,554		(11,882,248)		87,382,935		12,138,842		99,521,777
Acquisition of non-controlling interests in TVI (see Note 3)	—		—		(6,324,997)		—		—		(6,324,997)		(804,427)		(7,129,424)
Dividends	—		—		(1,084,192)		—		—		(1,084,192)		(560,417)		(1,644,609)
Shares repurchased	—		—		—		—		(1,720,807)		(1,720,807)		—		(1,720,807)
Sale of shares	—		—		(448,766)		—		2,169,573		1,720,807		—		1,720,807
Stock-based compensation	—		—		1,392,534		—		—		1,392,534		—		1,392,534
Other adjustments to non-controlling interests	—		—		—		—		—		—		318		318
Comprehensive income	—		—		3,721,406		(1,295,770)		—		2,425,636		1,718,168		4,143,804
Balance at December 31, 2016	4,978,126		15,889,819		70,395,669		3,961,784		(11,433,482)		83,791,916		12,492,484		96,284,400
Funding for acquisition of shares under the Long-term Retention Plan	—		—		—		—		(2,500,000)		(2,500,000)		—		(2,500,000)
Dividends	—		—		(1,084,192)		—		—		(1,084,192)		(497,617)		(1,581,809)
Repurchase of CPOs	—		—		—		—		(383,808)		(383,808)		—		(383,808)
Other costs for sale of shares	—		—		—		—		(792,348)		(792,348)		—		(792,348)
Shares repurchased	—		—		—		—		(2,301,918)		(2,301,918)		—		(2,301,918)
Sale of shares	—		—		(320,654)		—		2,622,572		2,301,918		—		2,301,918
Stock-based compensation	—		—		1,468,337		—		—		1,468,337		—		1,468,337
Other adjustments to non-controlling interests	—		—		—		—		—		—		19		19
Comprehensive income	—		—		4,524,496		637,363		—		5,161,859		2,000,264		7,162,123
Balance at December 31, 2017	Ps.	4,978,126	Ps.	15,889,819	Ps.	74,983,656	Ps.	4,599,147	Ps.	(14,788,984)	Ps.	85,661,764	Ps.	13,995,150	Ps.	99,656,914

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2017, 2016 and 2015

(In thousands of Mexican pesos)
(Notes 1, 2 and 3)

	2017		2016		2015
Operating Activities:
Income before income taxes	Ps.	10,851,642	Ps.	8,205,589	Ps.	18,657,668
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Share of income of associates and joint ventures	(1,913,273)		(1,139,604)		(35,399)
Depreciation and amortization	18,536,274		16,979,833		14,660,929
Other amortization of assets	504,674		352,654		304,860
Impairment of long-lived assets	89,597		6,851		131,065
Disposition of property and equipment	947,699		1,448,295		688,706
Disposition of other intangible assets	280,013		—		—
Provision for doubtful accounts and write-off receivables	1,245,334		1,985,445		1,644,904
Post-employment benefits	158,905		(53,344)		38,334
Interest income	(885,516)		(458,528)		(378,736)
Income from UHI	—		—		(2,194,981)
Share-based compensation expense	1,489,884		1,410,492		1,199,489
Reclassifications from accumulated other comprehensive income	—		—		(5,262,577)
Expense on Senior Notes prepayment	158,496		—		—
Provisions for related party transactions	308,814		340,202		1,024,484
Other finance (income) loss, net	(903,204)		43,370		(917,682)
Loss (gain) on disposition of investments	295,194		312		(76,296)
Interest expense	9,087,175		8,497,919		6,239,387
Unrealized foreign exchange (gain) loss, net	(2,396,317)		6,707,831		4,032,871
	37,855,391		44,327,317		39,757,026
Increase in trade notes and accounts receivable	(1,064,810)		(4,649,477)		(2,120,569)
Decrease (increase) in transmission rights and programming	478,565		163,014		(535,487)
Decrease (increase) in due from related parties, net	135,730		(432,736)		527,515
Decrease (increase) in inventories	360,563		(262,016)		1,705,238
Increase in other accounts and notes receivable and other current assets	47,406		(914,527)		(877,316)
(Decrease) increase in trade accounts payable and accrued expenses	(2,696,279)		5,255,698		63,873
(Decrease) increase in customer deposits and advances	(2,878,358)		688,097		459,215
(Decrease) increase in other liabilities and taxes payable	(385,451)		(204,722)		192,113
Decrease in post-employment benefits	(333,026)		(44,819)		(62,373)
Income taxes paid	(6,419,995)		(7,268,938)		(7,823,659)
	(12,755,655)		(7,670,426)		(8,471,450)
Net cash provided by operating activities	25,099,736		36,656,891		31,285,576
Investing activities:
Temporary investments	271,839		254,437		16,083
Income from UHI	—		—		2,194,981
Held-to-maturity and available-for-sale investments	(262,401)		(302,631)		(89,552)
Disposition of held-to-maturity and available-for-sale investments	310,629		74,086		362,416
Acquisition of Telecable, net of acquired cash and cash equivalents	—		—		(9,731,391)
Investment in associates and other investments	(147,110)		(231,004)		(92,141)
Disposition of investment	(14,357)		—		76,335
Dividends received	136,000		47,200		—
Additional investment in Imagina	—		—		(341,710)
Disposition of investment in GSF	—		—		10,335,813
Investments in property, plant and equipment	(16,759,566)		(27,941,585)		(25,524,145)
Disposition of property, plant and equipment	911,471		1,571,211		565,552
Investments in intangible assets	(1,777,590)		(2,472,124)		(1,553,801)
Net cash used in investing activities	(17,331,085)		(29,000,410)		(23,781,560)
Financing activities:
Long-term Mexican banks	5,973,000		5,728,498		2,487,936
Issuance of Notes due 2027	4,476,958		—		—

	2017		2016		2015
Issuance of Notes due 2022	—		—		4,988,747
Issuance of Senior Notes due 2026	—		—		4,903,744
Issuance of Senior Notes due 2046	—		—		14,716,640
Repayment of Mexican peso debt	(851,659)		(73,850)		(883,340)
Prepayment of Mexican peso debt	(625,000)		(3,548,750)		(5,905,601)
Prepayment of Senior Notes due 2018	(9,775,996)		—		—
Payments of finance lease obligations	(569,711)		(329,064)		(405,151)
Prepayment of other notes payable	(1,292,438)		—		—
Interest paid	(8,860,881)		(7,633,026)		(5,938,679)
Funding for acquisition of shares of the Long-term Retention Plan	(2,500,000)		—		—
Repurchases of CPOs under a share repurchase program	(383,808)		—		—
Repurchase of capital stock	(2,301,918)		(1,720,807)		(733,831)
Sale of capital stock	2,301,918		1,720,807		733,831
Dividends paid	(1,084,192)		(1,084,192)		(1,084,192)
Dividends paid and reduction of capital of non-controlling interests	(488,961)		(547,618)		(475,139)
Acquisition of a non-controlling interest	—		(2,379,424)		—
Derivative financial instruments	(486,650)		(123,486)		(372,040)
Net cash (used in) provided by financing activities	(16,469,338)		(9,990,912)		12,032,925
Effect of exchange rate changes on cash and cash equivalents	(110,447)		483,388		130,835
Net (decrease) increase in cash and cash equivalents	(8,811,134)		(1,851,043)		19,667,776
Cash and cash equivalents at beginning of year	47,546,083		49,397,126		29,729,350
Cash and cash equivalents at end of year	Ps.	38,734,949	Ps.	47,546,083	Ps.	49,397,126

Non-cash transactions:

The principal non-cash transactions in 2016 included the issuance of other notes payable in the aggregate discounted amount of Ps.4,750,000 (undiscounted amount of Ps.5,106,250) in connection with the acquisition of a non-controlling interest in TVI (see Notes 3 and 12). The principal non-cash transactions in 2015 included a cumulative gain from changes in fair value, which was reclassified from accumulated other comprehensive income in consolidated equity to other finance income, net, in connection with the exchange of Convertible Debentures issued by UHI for Warrants that are exercisable for shares of common stock of UHI (see Note 22), and impairment adjustments related to the Group’s Publishing business (see Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016 and 2015
(In thousands of Mexican pesos, except per CPO, per share and exchange rate amounts, unless otherwise indicated)

1.     Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210, Mexico City, Mexico.

Grupo Televisa, S.A.B., together with its subsidiaries (collectively, the “Group”), is a leading media company in the Spanish-speaking world, an important cable operator in Mexico, and an operator of a leading direct-to-home satellite pay television system in Mexico. The Group distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands and television networks, cable operators and over-the-top or “OTT” services. In the United States, the Group´s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts the Group’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, the Group has equity and Warrants that upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc. or “UHI”, the controlling company of Univision. The Group’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable multiple system operators in Mexico. The Group owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. The Group also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature- film production and distribution, and gaming.

2.     Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of these consolidated financial statements are summarized below.

(a)   Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015, are presented in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). IFRSs comprise: (i) International Financial Reporting Standards (“IFRS”); (ii) International Accounting Standards (“IAS”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

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

These consolidated financial statements were authorized for issuance on April 6, 2018, by the Group’s Principal Financial Officer.

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

At December 31, 2017, 2016 and 2015, the main direct and indirect subsidiaries of the Company were as follows:

Entity	Company’s Ownership Interest (1)	Business Segment (2)

Grupo Telesistema, S.A. de C.V. and subsidiaries	100%	Content and Other Businesses
Televisa, S.A. de C.V. (“Televisa”) (3)	100%	Content
G.Televisa-D, S.A. de C.V. (3)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (4)	100%	Content
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (5)	58.7%	Sky
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (6)	100%	Cable and Sky
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (7)	51%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (8)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (9)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (10)	66.1%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (11)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (12)	100%	Cable
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) and subsidiaries (13)	50%	Other Businesses
Televisa Juegos, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (14)	100%	Other Businesses

(1)              Percentage of equity interest directly or indirectly held by the Company.

(2)              See Note 25 for a description of each of the Group’s business segments.

(3)              Televisa and G.Televisa-D, S.A. de C.V. are direct subsidiaries of Grupo Telesistema, S.A. de C.V.

(4)              Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are wholly-owned subsidiaries of the Company through which it owns shares of the capital stock of UHI and maintains an investment in Warrants that are exercisable for shares of common stock of UHI. As of December 31, 2017 and 2016, Multimedia Telecom and Tieren have investments representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock and Warrants issued by UHI (see Notes 9, 10 and 19).

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

(6)              CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova. In September 2016, Factum Más Telecom, S.A. de C.V., a former direct subsidiary of the Company and the parent company of Innova Holdings and Innova was merged into CVQ. At the consolidated level, this merger had no effect (see Note 3).

(7)              Empresas Cablevisión, S.A.B. de C.V. is a direct majority-owned subsidiary of CVQ. Through April 2015, Empresas Cablevisión, S.A.B. de C.V. was directly owned by Editora Factum, S.A. de C.V., a direct subsidiary of the Company that was merged into CVQ in May 2015. At the consolidated level, the merger had no effect.

(8)              The Cablemás subsidiaries are directly and indirectly owned by CVQ. In January 2015, some Cablemás subsidiaries were directly owned by the Company, and some other subsidiaries were directly owned by TTelecom H, S.A.P.I. de C.V. (“TTelecom”), a former direct subsidiary of the Company, which was merged into CVQ in July 2015. The Cablemás subsidiaries directly owned by the Company were acquired by a direct subsidiary of CVQ in the second half of 2015. In June 2016, three former subsidiaries of Grupo Cable TV, S.A. de C.V. were merged into a Cablemás subsidiary. At the consolidated level, the mergers had no effect.

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

(11)       Through the third quarter of 2016, Grupo Cable TV, S.A. de C.V. (“Grupo Cable TV”) was an indirect subsidiary of CVQ. In June 2016, three former subsidiaries of Grupo Cable TV were merged into a Cablemás subsidiary. In the fourth quarter of 2016, Grupo Cable TV merged into Arretis, S.A.P.I. de C.V., a direct subsidiary of CVQ. At the consolidated level, the mergers had no effect.

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

(14)       Villacezán is an indirect subsidiary of Grupo Telesistema, S.A. de C.V. Certain subsidiaries of the Company in the Other Businesses segment, owned by TTelecom, were acquired by Villacezán in the third quarter of 2015, following the merger described above of TTelecom into CVQ.

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

Renewal of concessions for the Content segment (Broadcasting) and the Radio business require, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee refered to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of fee.

Renewal of concessions for the Sky and Cable segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

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

At December 31, 2017, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Content (broadcasting concessions)	In 2021
Sky	Various from 2018 to 2027
Cable	Various from 2018 to 2046
Other Businesses:
Radio (1)	Various from 2019 to 2037
Gaming	In 2030

(1)         Concessions for six Radio stations in the cities of San Luis Potosí, Guadalajara and Monterrey expired in 2015 and 2016, and were renewed in 2017 by the IFT. Concessions for nine Radio stations in the cities of Mexico City, Guadalajara and Veracruz expired in 2016, and were renewed by the IFT that year. The costs paid by the Group for renewal of these concessions in 2017 and 2016 amounted to an aggregate of Ps.37,848 and Ps.111,636, respectively. In addition, IFT granted in 2017 two new concessions to the Group in Ensenada and Puerto Vallarta. The cost paid by the Group for obtaining these concessions amounted to an aggregate of Ps.$85,486. The amounts for renewal and obtaining new concessions were recognized in consolidated other intangible assets, and will be amortized in a period of 20 years by using the straight-line method (see Note 12).

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

The Group’s investments in associates include an equity interest in UHI represented by approximately 10% of the outstanding total shares of UHI as of December 31, 2017 and 2016 (see Notes 3, 9 and 10).

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

The Group has designated as an effective hedge of foreign exchange exposure, a portion of the outstanding principal amount of its U.S. dollar denominated long-term debt in connection with its net investment in shares of common stock of UHI, which amounted to U.S.$413.3 million (Ps.8,144,843) and U.S.$350.7 million (Ps.7,236,587) as of December 31, 2017 and 2016, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

The Group has designated a portion of its U.S. dollar denominated long-term debt as a fair value hedge of foreign exchange exposure related to its investment in UHI Warrants and the initial investment in Open Ended Fund. A portion of the outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line “Long-term debt, net of current portion” of the consolidated statement of financial position) is hedging its investment in Warrants exercisable for common stock of UHI and the initial investment in Open Ended Fund (hedged items), which amounted to Ps.36,395,183 (U.S.$1,847.0 million) and Ps.3,546,918 (U.S.$180.0 million) and Ps.38,298,606 (U.S.$1,855.9 million) and Ps.3,817,586 (U.S.$180.0 million) as of December 31, 2017 and 2016, respectively. The other changes in fair value of the Warrants are recognized in other comprehensive income or loss. Consequently, any foreign currency gain or loss attributable to these designated hedged Warrants is recognized within foreign exchange gain or loss in the consolidated statement of income, along with the recognition in the same line item of any foreign exchange gain or loss of the designated hedging instrument long-term debt (see Notes 9, 13 and 17).

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

As of December 31, 2017 and 2016, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 0.87% for U.S. dollar deposits and 6.72% for Mexican peso deposits in 2017, and approximately 0.36% for U.S. dollar deposits and 4.06% for Mexican peso deposits in 2016.

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

(i)    Financial Assets

The Group classifies its financial assets in the following categories: loans and receivables, held-to-maturity investments, financial assets at fair value through income or loss and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, with changes in carrying value recognized in the income statement in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non- current assets. The Group’s loans and receivables are presented as “trade notes and accounts receivable”, “other accounts and notes receivable” and “due from related parties” in the consolidated statement of financial position (see Note 7).

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

Impairment of Financial Assets

The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective and other-than- temporary evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset. If it is determined that a financial asset or group of financial assets have sustained a decline other than temporary in their value a charge is recognized in income in the related period.

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

Offsetting of Financial Instruments

Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

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

Estimated useful lives
Trademarks	4 years
Licenses	3-14 years
Subscriber lists	4-10 years
Other intangible assets	3-20 years

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

Any fees paid by the Group to regulatory authorities for concessions acquired or renewed are determined to have finite useful lives and are amortized on a straight-live basis over the fixed term of the related concession.

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

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2017 and 2016.

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

Current portion of long-term debt and interest payable are presented as a single line item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2017 and 2016.

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

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post- employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

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

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

(v)          Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2017, 2016 and 2015, certain derivative financial instruments qualified for hedge accounting (see Note 14).

(w)       Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(x)         Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan. The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and is recognized as a charge to consolidated income (administrative expense) over the vesting period (see Note 16). The Group recognized a share-based compensation expense of Ps.1,489,884, Ps.1,410,492 and Ps.1,199,489 for the years ended December 31, 2017, 2016 and 2015, respectively, of which Ps.1,468,337, Ps.1,392,534 and Ps.1,184,524 was credited in consolidated stockholders’ equity for those years, respectively.

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

(z)           New and Amended IFRSs

Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2018. The Company’s management does not expect the pronouncements effective for annual periods beginning on January 1, 2018 to have a material impact on the Group’s consolidated financial statements (see Note 27). The Company’s management is in the process of assessing the potential impact those pronouncements effective for annual periods beginning on or after January 1, 2019 will have on the Group’s consolidated financial statements. Some amendments and improvements to certain IFRs became effective on January 1, 2017, and they did not have any significant impact on the Group’s consolidated financial statements.

New or Amended Standard	Title of the Standard	Effective for Annual Periods Beginning On or After
Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 15	Effective Date of IFRS 15	January 1, 2018
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IAS 40 (2)	Transfers of Investment Property	January 1, 2018
IFRIC 22 (1)	Foreign Currency Transactions and Advance Consideration	January 1, 2018
Amendments to IFRS 2 (1)	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IFRS 4 (2)	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	No earlier than 2020
IFRS 17 (2)	Insurance Contracts	January 1, 2021
IFRIC 23 (1)	Uncertainty over Income Tax Treatments	January 1, 2019
Practice Statement 2	Making Materiality Judgements	September 14, 2017
Annual Improvements (1)	Annual Improvements to IFRS Standards 2015-2017 Cycle	January 1, 2019
Amendments to IAS 28 (1)	Long-term Interests in Associates and Joint Ventures	January 1, 2019
Amendments to IFRS 9 (1)	Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 19 (1)	Plan Amendment, Curtailment or Settlement	January 1, 2019

(1)         This new or amended standard is not expected to have a significant impact on the Group’s consolidated financial statements.

(2)         This new or amended standard is not expected to be applicable to the Group’s consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture were issued in September 2014 and address and acknowledge inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involved a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involved assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB postponed the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued in May 2014, and amended in September 2015 and April 2016, and is effective for annual periods beginning on or after January 1, 2018. IFRS 15 provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. Upon adoption, IFRS 15 can be applied either on a fully retrospective basis, requiring the restatement of the comparative periods presented in the consolidated financial statements, or with the cumulative retrospective impact of IFRS 15 applied as an adjustment to equity on the date of adoption; when the latter approach is applied it is necessary to disclose the impact of IFRS 15 on each line item in the consolidated financial statements in the reporting period. See Note 27 for a discussion of the impact of adopting IFRS 15 in the Group’s consolidated financial statements as of January 1, 2018.

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

IFRS 9 Financial Instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010 with some amendments issued in 2011. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at amortized cost and those measured at fair value. The determination is made at initial recognition. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. For financial liabilities, this standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. See Note 27 for a discussion of the impact of adopting IFRS 9 on the Group’s consolidated financial statements as of January 1, 2018.

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

IFRS 16 Leases (“IFRS 16”) was issued in January 2016 and replaces IAS 17 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The major change introduced by IFRS 16 is that leases will be brought onto the companies’ statements of financial position, increasing the visibility of their assets and liabilities. IFRS 16 removes the classification of leases as either operating leases or finance leases for the lessee, treating all long-term leases as finance leases. Short-term leases (less than 12 months) and leases of low-value assets are exempt from the requirements. Early application of IFRS 16 is permitted as long as the IFRS 15 Revenue from Contracts with Customers is also applied. The Group will adopt IFRS 16 in the first quarter of 2019. The Company’s management continues to evaluate the impact that IFRS 16 will have on the Group’s consolidated financial statements and disclosures. While the Company’s management is not yet in a position to assess the full impact of the application of the new standard, the Group expects that the impact of recording lease liabilities and the corresponding right-to-use assets will increase the Group’s consolidated total assets and liabilities primarily in connection with its non-cancellable lease and payment commitments for the use of real estate property and satellite transponders (see Note 26), with a minimal effect on its consolidated equity. The Company’s management has already started with the analysis and assessment of any changes to be made in the Group’s accounting policies for long-term lease agreements as a lessee, as well as the design and implementation of effective controls over financial reporting in the different business segments of the Group, in connection with the measurement and disclosures required by IFRS 16.

Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts were issued in September 2016 and address concerns arising from implementing the new financial instruments Standard, IFRS 9, before implementing the replacement Standard that the Board is developing for IFRS 4. These concerns include temporary volatility in reported results.

IFRS 17 Insurance Contracts (“IFRS 17”) was issued in May 2017 and supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. IFRS 17 is effective on January 1, 2021, and earlier application is permitted.

IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”) clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. When there is uncertainty over income tax treatments, IFRIC 23 addresses: (a) whether an entity considers uncertain tax treatments separately; (b) the assumptions an entity makes about the examination of tax treatments; (c) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, including an entity’s consideration of whether it is probable that a taxation authority will accept an uncertain tax treatment; and (d) how an entity considers changes in facts and circumstances.

Practice Statement IFRS 2 Making Materiality Judgements was issued in September 2017. This Practice Statement provides guidance on how to use judgement when selecting information to provide in financial statements prepared applying IFRSs. It is a non-mandatory standard companies are permitted to apply to financial statements prepared any time after September 14, 2017.

Annual Improvements to IFRs 2015-2017 Cycle were published in December 2017 and set out amendments to certain IFRSs. These amendments result from proposals made during the IASB’s Annual Improvements process, which provides a vehicle for making non-urgent but necessary amendments to IFRSs. The IFRSs amended and the topics addressed by these amendments are as follows:

Standard	Subject of Amendment
IFRS 3 Business Combinations	Previously held interest in a joint operation.
IFRS 11 Joint Arrangements	Previously held interest in a joint operation.
IAS 12 Income Taxes	Income tax consequences of payments on financial instruments classified as equity.
IAS 23 Borrowing Costs	Borrowing costs eligible for capitalization.

Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures were issued in October 2017. The amendments clarify that a company applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture. An entity shall apply these amendments retrospectively for annual reporting periods beginning on or after January 1, 2019, with certain exceptions. Earlier application is permitted.

Amendments to IFRS 9 Prepayment Features with Negative Compensation were issued in October 2017. These amendments enable entities to measure at amortized cost some prepayable financial assets with so-called negative compensation. An entity shall apply these amendments retrospectively for annual reporting periods beginning on or after January 1, 2019, with certain exceptions. Earlier application is permitted.

Amendments to IAS 19 Employee Benefits (“IAS 19”) were issued in February 2018. When a change to a defined benefit plan (amendment, curtailment or settlement) takes place, IAS 19 requires a company to remeasure its net defined benefit liability or asset. These amendments require a company to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. Until now, IAS 19 did not specify how to determine these expenses for the period after the change to the plan. By requiring the use of updated assumptions, the amendments are expected to provide useful information to users of financial statements. An entity shall apply these amendments to plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after January 1, 2019. Earlier application is permitted.

3.              Acquisitions, Investments and Dispositions

In January 2015, the Group received proceeds in the aggregate amount of U.S.$717 million (Ps.10,632,393) in connection with the disposal in 2014 of its investment in GSF Telecom Holdings, S.A.P.I. de C.V., a CVQ´s former joint venture, of which U.S.$697 million (Ps.10,335,813) were in cash and U.S.$20 million (Ps.296,580) were held in escrow for certain contingent litigation costs. As of December 31, 2015, the amount held in escrow was U.S.$11.9 million (Ps.204,954), and this amount was released and used during 2016 (see Note 2 (b)).

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

In July 2015, UHI, the controlling company of Univision, and the Company announced that together with major shareholders of UHI, they had entered into a Memorandum of Understanding (“MOU”) and that certain subsidiaries of UHI and the Company entered into an agreement to amend their existing Program Licensing Agreement (the “PLA”). Under the PLA amendment, the terms of the existing strategic relationship between UHI and the Group have been amended among other things, (i) to extend the term of the PLA from its current expiration date of at least 2025 to at least 2030 upon consummation of a qualified public equity offering of UHI by July 1, 2019; and (ii) to adjust the royalty computation of the PLA by making certain additional revenue subject to royalties in exchange for certain adjustments to the royalty rate. Under the terms of the MOU, UHI, the Group and the major shareholders of UHI agreed to (i) upon a qualifying initial public offering of UHI, an equity capitalization of UHI by which, among other considerations, the Group will hold common stock with approximately 22% of the voting rights of UHI common stock, and the right for the Group to designate a minimum number of directors to UHI’s Board of Directors; and (ii)

the exchange of U.S.$1,125 million (Ps.17,634,375) principal amount of Convertible Debentures issued by UHI for Warrants that are exercisable for UHI’s common stock, and a cash payment by UHI in the amount of U.S.$135.1 million (Ps.2,194,981) for such exchange. In July 2015, the Group exercised a portion of these Warrants to increase its equity stake in UHI from 7.8% to 10% (see Notes 9, 10, 14, 19 and 22).

In July 2015, the Company acquired additional shares of Imagina Media Audiovisual, S.L. (together with its subsidiaries, “Imagina”), a communications company in Spain, in the aggregate cash amount of €19.2 million (Ps.341,710) in connection with a reorganization of stockholders of this investee by which the Company increased its equity stake in Imagina from 14.5% to 19.9%. In February 2018, the Company announced an agreement to sell its 19.9% stake in Imagina. The closing of this transaction is subject to the fulfillment of certain conditions and regulatory approvals, which is expected to take place in the second half of 2018. Upon closing of the transaction, the Company expects to receive total proceeds in the amount of €284 million (Ps.6,827,798) (see Note 10).

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

	Acquisition of a Non- controlling Interest
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

	Acquisition of a Non- controlling Interest
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

In March 2017, the Group entered into a joint venture agreement with Periódico Digital Sendero, S.A.P.I. de C.V. (“PDS”), an internet company that operates an online news website in Mexico City, and acquired a 50% equity interest in this joint venture for an aggregate cash amount of Ps.120,000. In September 2017, the Group made an additional cash contribution in the amount of Ps.42,500 in connection with its 50% equity interest in this joint venture (see Note 10).

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

Management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, entities in the Group use forward contracts. In compliance with the procedures and controls established by the Risk Management Committee, in 2017 and 2016, the Group entered into certain derivative transactions with certain financial institutions in order to manage its exposure to market risks resulting from changes in interest rates and foreign currency exchange rates. The objective in managing foreign currency fluctuations is to reduce earnings and cash flow volatility.

Foreign Currency Position

The foreign currency position of monetary items of the Group at December 31, 2017, was as follows:

	Foreign Currency Amounts (Thousands)	Year-End Exchange Rate		Mexican Pesos
Assets:
U.S. dollars	1,506,177	Ps.	19.7051	Ps.	29,679,368
Euros	25,934	23.6256		612,706
Argentinean pesos	10,660	1.0566		11,263
Chilean pesos	3,718,631	0.0320		118,996
Colombian pesos	4,765,350	0.0066		31,451
Other currencies	—	—		309,325

Liabilities:
U.S. dollars (1)	4,437,506	Ps.	19.7051	Ps.	87,441,499
Euros	3,311	23.6256		78,224
Argentinean pesos	536	1.0566		566
Chilean pesos	1,864,214	0.0320		59,655
Colombian pesos	9,963,833	0.0066		65,761
Other currencies	—	—		163,215

The foreign currency position of monetary items of the Group at December 31, 2016, was as follows:

	Foreign Currency Amounts (Thousands)	Year-End Exchange Rate		Mexican Pesos
Assets:
U.S. dollars	1,947,999	Ps.	20.6356	Ps.	40,198,128
Euros	16,739	21.7260		363,672
Argentinean pesos	193,558	1.2986		251,354
Chilean pesos	3,226,447	0.0309		99,697
Colombian pesos	13,722,537	0.0068		93,313
Other currencies	—	—		96,381

Liabilities:
U.S. dollars (1)	5,129,395	Ps.	20.6356	Ps.	105,848,143
Euros	8,228	21.7260		178,762
Argentinean pesos	164,674	1.2986		213,846
Chilean pesos	1,441,423	0.0309		44,540
Colombian pesos	11,757,686	0.0068		79,952
Other currencies	—	—		208,345

(1)         As of December 31, 2017 and 2016, monetary liabilities include U.S.$2,440.3 million (Ps.48,086,947) and U.S.$2,386.6 million (Ps.49,249,604), respectively, related to long-term debt designated as hedging instrument of the Group’s investment in UHI.

As of April 6, 2018, the exchange rate was Ps.18.3333 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A.

The Group is subject to the risk of foreign currency exchange rate fluctuations, resulting primarily from the net monetary position in U.S. dollars and U.S. dollar equivalent amounts of the Group’s Mexican operations, as follows (in millions of U.S. dollars):

	December 31,
	2017		2016
U.S. dollar-denominated and U.S. dollar-equivalent monetary assets, primarily cash and cash equivalents, held-to-maturity and available-for-sale non-current investments (1)	U.S.$	1,485.2	U.S.$	1,899.1
U.S. dollar-denominated and U.S. dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, finance lease obligations, and other liabilities (2) (3)	(4,411.5)		(5,087.6)
Net liability position	U.S.$	(2,926.3)	U.S.$	(3,188.5)

(1)         As of December 31, 2017 and 2016, this line includes U.S. dollar equivalent amounts of U.S.$31.8 million and U.S.$16.4 million, respectively, related to other foreign currencies, primarily Euros.

(2)         As of December 31, 2017 and 2016, this line includes U.S. dollar equivalent amounts of U.S.$5.9 million and U.S.$7.7 million, respectively, related to other foreign currencies, primarily Euros.

(3)         As of December 31, 2017 and 2016, monetary liabilities include U.S.$2,440.3 million (Ps.48,086,944) and U.S.$2,386.6 million (Ps.49,249,604), respectively, related to long-term debt designated as a hedging instrument of the Group’s investments in UHI and the initial investment in Open Ended Fund (see Note 13).

At December 31, 2017, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.957,507. At December 31, 2016, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.1,654,620.

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

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect the Group’s financial instruments at December 31, 2017 and 2016. These analyses address market risk only and do not take into consideration other risks that the Group faces in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect management view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, the Group has made assumptions of a hypothetical change in fair value of 10% for expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Mexican peso to U.S. dollar exchange rate. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that the Group will incur.

December 31, 2017	Carrying Value (3)	Fair Value (4)	Increase (Decrease) of Fair Value Over Carrying Value	Increase (Decrease) of Fair Value Over Carrying Value Assuming a Hypothetical 10% Increase in Fair Value
Assets:
Temporary investments (1)	Ps.	6,013,678	Ps.	6,013,678	Ps.	—	Ps.	—
Warrants issued by UHI	36,395,183	36,395,183	—	3,639,518
Long-term loan and interest receivable from GTAC	929,516	937,137	7,621	101,335
Held-to-maturity investments	287,605	284,443	(3,162)	25,282
Available-for-sale investments	7,297,577	7,297,577	—	729,758
Derivative financial instruments (2)	2,263,874	2,263,874	—	—

Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2025	11,823,060	14,065,776	2,242,716	3,649,294
Senior Notes due 2026	5,911,530	6,278,104	366,574	994,384
Senior Notes due 2032	5,911,530	7,985,945	2,074,415	2,873,010
Senior Notes due 2040	11,823,060	14,583,508	2,760,448	4,218,799
Senior Notes due 2045	19,705,100	20,068,856	363,756	2,370,642
Senior Notes due 2046	17,734,590	21,016,731	3,282,141	5,383,814

December 31, 2017	Carrying Value (3)	Fair Value (4)	Increase (Decrease) of Fair Value Over Carrying Value	Increase (Decrease) of Fair Value Over Carrying Value Assuming a Hypothetical 10% Increase in Fair Value
Peso-denominated debt:
Notes due 2020	10,000,000	9,702,300	(297,700)	672,530
Notes due 2021	6,000,000	6,090,900	90,900	699,990
Notes due 2022	5,000,000	5,063,300	63,300	569,630
Notes due 2027	4,500,000	4,442,940	(57,060)	387,234
Senior Notes due 2037	4,500,000	4,085,685	(414,315)	(5,746)
Senior Notes due 2043	6,500,000	5,085,925	(1,414,075)	(905,482)
Notes payable to Mexican banks	14,142,027	13,917,175	(224,852)	1,166,866
Finance lease obligations	5,622,774	5,360,933	(261,841)	274,252
Other notes payable	3,684,060	3,319,414	(364,646)	(32,705)

December 31, 2016	Carrying Value (3)	Fair Value (4)	Increase (Decrease) of Fair Value Over Carrying Value	Increase (Decrease) of Fair Value Over Carrying Value Assuming a Hypothetical 10% Increase in Fair Value
Assets:
Temporary investments (1)	Ps.	5,498,219	Ps.	5,498,219	Ps.	—	Ps.	—
Warrants issued by UHI	38,298,606	38,298,606	—	3,829,861
Long-term loan and interest receivable from GTAC	881,740	889,054	7,314	96,219
Held-to-maturity investments	335,833	334,807	(1,026)	32,455
Available-for-sale investments	6,456,392	6,456,392	—	645,639
Derivative financial instruments (2)	647,770	647,770	—	—

Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2018	10,317,800	10,858,040	540,240	1,626,044
Senior Notes due 2025	12,381,360	14,151,151	1,769,791	3,184,906
Senior Notes due 2026	6,190,680	6,229,991	39,311	662,310
Senior Notes due 2032	6,190,680	7,566,868	1,376,188	2,132,875
Senior Notes due 2040	12,381,360	13,039,801	658,441	1,962,421
Senior Notes due 2045	20,635,600	17,713,393	(2,922,207)	(1,150,868)
Senior Notes due 2046	18,572,040	18,580,026	7,986	1,865,989
Peso-denominated debt:
Notes due 2020	10,000,000	9,791,680	(208,320)	770,848
Notes due 2021	6,000,000	5,953,980	(46,020)	549,378
Notes due 2022	5,000,000	4,942,230	(57,770)	436,453
Senior Notes due 2037	4,500,000	4,031,550	(468,450)	(65,295)
Senior Notes due 2043	6,500,000	4,712,500	(1,787,500)	(1,316,250)
Notes payable to Mexican banks	9,618,686	9,331,330	(287,356)	645,777
Finance lease obligations	6,391,826	5,763,903	(627,923)	(51,533)
Other notes payable	4,853,025	4,143,984	(709,041)	(294,643)
Derivative financial instruments (2)	5,508	5,508	—	—

(1)         At December 31, 2017 and 2016, the Group´s temporary investments consisted of highly liquid securities, including without limitation debt securities and equity instruments held for trading (primarily denominated in Mexican pesos and U.S. dollars). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

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

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. Group treasury invests surplus cash in interest bearing current accounts, time deposits, money market deposits and marketable securities, choosing investments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts. At December 31, 2017 and 2016, the Group held cash and cash equivalents of Ps.38,734,949 and Ps.47,546,083, respectively, and temporary investments of Ps.6,013,678 and Ps.5,498,219, respectively, that are expected to readily generate cash inflows for managing liquidity risk (see Note 6).

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

	Less Than 12 Months January 1, 2018 to December 31, 2018		12-36 Months January 1, 2019 to December 31, 2020		36-60 Months January 1, 2021 to December 31, 2022		Maturities Subsequent to December 31, 2022		Total
At December 31, 2017
Debt (1)	Ps.	307,489	Ps.	11,481,645	Ps.	19,852,893	Ps.	91,908,870	Ps.	123,550,897
Finance lease obligations	580,884		1,158,144		1,002,726		2,881,020		5,622,774
Other notes payable	1,178,435		2,505,625		—		—		3,684,060
Trade and other liabilities	28,103,281		5,527,223		1,912,825		780,166		36,323,495
Interest on debt (2)	6,848,965		16,946,850		13,910,021		88,905,897		126,611,733
Interest on finance lease obligations	420,572		671,660		496,371		536,910		2,125,513
Interest on other notes payable	5,585		41,562		77,188		—		124,335

	Less Than 12 Months January 1, 2017 to December 31, 2017		12-36 Months January 1, 2018 to December 31, 2019		36-60 Months January 1, 2020 to December 31, 2021		Maturities Subsequent to December 31, 2021		Total
At December 31, 2016
Debt (1)	Ps.	851,659	Ps.	12,239,445	Ps.	18,484,978	Ps.	96,712,124	Ps.	128,288,206
Finance lease obligations	575,576		1,145,475		1,128,587		3,542,188		6,391,826
Derivative financial instruments (interest rate swaps)	—		5,508		—		—		5,508
Other notes payable	1,202,344		2,433,493		1,217,188		—		4,853,025
Trade and other liabilities	31,260,457		5,079,927		2,859,396		1,436,127		40,635,907
Interest on debt (2)	6,610,591		15,606,658		13,876,591		96,353,123		132,446,963
Interest on finance lease obligations	454,950		768,813		622,667		804,501		2,650,931
Interest on other notes payable	127,656		119,632		5,937		—		253,225

(1)         The amounts of debt are disclosed on a principal amount basis (see Note 13).

(2)         Interest to be paid in future years on outstanding debt as of December 31, 2017 and 2016, based on contractual interest rate and exchange rates as of that date.

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

The Group also enters into license arrangements with various third party programming producers and providers, pursuant to which it receives the rights to broadcast programming produced by third parties over its television networks in Mexico. For programming licensed from third parties, the Group estimates the expected future benefit period based upon the term of the license. In addition, the Group may purchase programming from third parties, from time to time. In this case, the Group estimates the expected future benefit period based on the anticipated number of showings in Mexico. To the extent that a given future expected benefit period is shorter than the estimate, the Group may have to accelerate the purchase price or the license fee sooner than anticipated. Conversely, to the extent that a given future expected benefit period is longer than the estimate, the Group may have to extend the amortization schedule for the remaining portion of the purchase price or the license fee.

Assuming a hypothetical 10% decrease in expected future revenue from the Group’s programming as of December 31, 2017, the balance of such programming would decrease in the amount of Ps.222,330, with a corresponding increase in programming amortization expense.

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

During 2017 and 2016, the Group recorded impairment adjustments for other indefinite-lived intangible assets (trademarks) related to its Publishing business. Other than in the Publishing business, the Company believes that additional reasonable changes in assumptions would not trigger any additional impairment charges. See Note 2 (b) and (k) for disclosure regarding concession intangible assets.

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

6.              Cash and Cash Equivalents and Temporary Investments

Cash and cash equivalents as of December 31, 2017 and 2016, consisted of:

	2017		2016
Cash and bank accounts	Ps.	1,761,260	Ps.	1,550,698
Short-term investments (1)	36,973,689		45,995,385
Total cash and cash equivalents	Ps.	38,734,949	Ps.	47,546,083

(1)         Highly-liquid investments with an original maturity of three months or less at the date of acquisition.

Temporary investments as of December 31, 2017 and 2016, consisted of:

	2017		2016
Short-term investments (2)	Ps.	47,649	Ps.	44,816
Other financial assets (3)	5,942,500		5,258,432
Current maturities of non-current held-to-maturity securities	23,529		194,971
Total temporary investments	Ps.	6,013,678	Ps.	5,498,219

(2)         Short-term investments with a maturity of over three months and up to one year at the date of acquisition.

(3)         Other financial assets include equity instruments held for trading (publicly traded instruments). The fair value is based on quoted market prices. In connection with these equity instruments, the Group recognized in consolidated finance income a fair value gain of Ps.787,298, Ps.395,462 and Ps.503,797, for the years ended December 31, 2017, 2016 and 2015, respectively.

7.              Trade Notes and Accounts Receivable, Net

Trade notes and accounts receivable as of December 31, 2017 and 2016, consisted of:

	2017		2016
Non-interest bearing notes received from customers as deposits and advances mainly in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 2 (o))	Ps.	17,309,800	Ps.	18,716,562
Trade accounts receivable	11,074,352		10,056,382
Allowance for doubtful accounts	(3,657,079)		(3,866,492)
	Ps.	24,727,073	Ps.	24,906,452

As of December 31, 2017 and 2016, the aging analysis of the trade notes and accounts receivable that were past due is as follows:

	2017		2016
1 to 90 days	Ps.	3,830,620	Ps.	5,421,772
91 to 180 days	1,019,717		1,303,596
More than 180 days	4,295,611		3,233,269

The carrying amounts of the Group’s trade notes and account receivables denominated in other than peso currencies are as follows:

	2017		2016
U.S. dollar	Ps.	2,103,300	Ps.	3,508,188
Other currencies	210,621		325,116
At December 31	Ps.	2,313,921	Ps.	3,833,304

Movements on the Group allowance for doubtful accounts of trade notes and account receivables are as follows:

	2017		2016
At January 1	Ps.	(3,866,492)	Ps.	(3,679,505)
Impairment provision	(2,007,316)		(2,461,596)
Write-off of receivables	1,331,319		1,440,582
Unused amounts reversed	885,410		834,027
At December 31	Ps.	(3,657,079)	Ps.	(3,866,492)

The maximum exposure to credit risk of the trade notes and accounts receivable as of December 31, 2017 and 2016 is the carrying value of each class of receivables mentioned above.

8.              Transmission Rights and Programming

At December 31, 2017 and 2016, transmission rights and programming consisted of:

	2017		2016
Transmission rights	Ps.	8,210,722	Ps.	8,309,497
Programming	5,838,665		6,198,972
	14,049,387		14,508,469
Non-current portion of:
Transmission rights	4,809,998		4,511,791
Programming	3,348,523		3,463,505
	8,158,521		7,975,296
Current portion of transmission rights and programming	Ps.	5,890,866	Ps.	6,533,173

Amortization of transmission rights and programming charged to consolidated cost of sales for the years ended December 31, 2017, 2016 and 2015 amounted to Ps.15,296,563, Ps.14,591,858 and Ps.13,216,319, respectively (see Note 20).

9.              Investments in Financial Instruments

At December 31, 2017 and 2016, the Group had the following investments in financial instruments:

	2017		2016
Available-for-sale financial assets:
Warrants issued by UHI (1)	Ps.	36,395,183	Ps.	38,298,606
Available-for-sale investments (2)	7,297,577		6,456,392
	43,692,760		44,754,998
Held-to-maturity investments (3)	287,605		335,833
Other	16,487		45,920
	Ps.	43,996,852	Ps.	45,136,751

(1)         Through July 2015, the Group held an investment in Convertible Debentures due 2025 issued by UHI in the principal amount of U.S.$1,125 million, with an annual interest rate of 1.5% receivable on a quarterly basis, which were convertible at the Company’s option into additional shares equivalent to approximately 30% equity stake of UHI, subject to existing laws and regulations in the United States, and other conditions. These Convertible Debentures were classified as available-for-sale financial assets with changes in fair value recognized in other comprehensive income or loss in consolidated equity. The Group’s option of converting these debentures into an equity stake of UHI was accounted for as an embedded derivative with changes in fair value recognized in consolidated income (see Notes 14 and 19). In July 2015, the Group exchanged its investment in these Convertible Debentures for an investment in Warrants that are exercisable for UHI’s common stock, which were subject to the U.S. Federal Communications Commission (“FCC”)’s restrictions on foreign ownership, in whole or in part, at an exercise price of U.S.$0.01 per Warrant share, considering that the original value of U.S.$1,125 million invested by the Group in Convertible Debentures is part of the Group’s investment in Warrants. The Warrants do not entitle the holder to any voting rights or other rights as a stockholder of UHI. The Warrants shall expire and no longer be exercisable after the tenth anniversary of the date of issuance (the “Expiration Date”); provided, however, the Expiration Date shall automatically be extended for nine successive ten-year periods unless the Group provides written notice to UHI of its election not to so extend the Expiration Date. The Warrants do not bear interest. The fair value of these Warrants at the date of exchange was U.S.$1,951 million (Ps.30,582,427). The Group reclassified Ps.4,718,175 from accumulated other comprehensive income in consolidated equity to other finance income in the consolidated statement of income for the year ended December 31, 2015, as a result of derecognizing the Convertible Debentures. In July 2015, the Group exercised a portion of these Warrants in the amount of U.S.$107.4 million (Ps.1,695,524) to increase its equity stake in UHI from 7.8% to approximately 10%. In January 2017, in a Declaratory Ruling, the FCC approved an increase in the authorized aggregate foreign ownership of UHI’s issued and outstanding shares of common stock from 25% to 49%, and authorized the Group to hold up to 40% of the voting interest and 49% of the equity interest of UHI. Through December 31, 2017, these Warrants were classified as available-for-sale financial assets with changes in fair value recognized in accumulated other comprehensive income or loss in consolidated equity (see Note 3, 10 and 14).

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

(3)         Held-to-maturity investments represent corporate fixed income securities with long-term maturities. These investments are stated at amortized cost. Maturities of these investments subsequent to December 31, 2017, are as follows: Ps.137,699 in 2019, Ps.62,207 in 2020 and Ps.87,699 thereafter. Held- to-maturity financial assets as of December 31, 2017 and 2016 are denominated primarily in Mexican pesos.

A roll forward of available-for-sale financial assets for the years ended December 31, 2017 and 2016 is presented as follows:

	Warrants Issued by UHI		Available-for sale Investments		Total
At January 1, 2017	Ps.	38,298,606	Ps.	6,456,392	Ps.	44,754,998
Change in fair value in other comprehensive income (1)	(1,903,423)		841,185		(1,062,238)
At December 31, 2017	Ps.	36,395,183	Ps.	7,297,577	Ps.	43,692,760

	Warrants Issued by UHI		Available-for- sale Investments		Total
At January 1, 2016	Ps.	35,042,577	Ps.	5,873,243	Ps.	40,915,820
Change in fair value in other comprehensive income (1)	3,256,029		583,149		3,839,178
At December 31, 2016	Ps.	38,298,606	Ps.	6,456,392	Ps.	44,754,998

(1)         The foreign exchange loss in 2017 derived from the hedged Warrants issued by UHI and the initial investment in Open Ended Fund was hedged by foreign exchange gain in the consolidated statement of income for the year ended December 31, 2017, in the amount of Ps.1,622,976 and Ps.167,490, respectively. The foreign exchange gain in 2016 derived from the hedged Warrants issued by UHI and the initial investment in Open Ended Fund was hedged by foreign exchange loss in the consolidated statement of income for the year ended December 31, 2016, in the amount of Ps.6,891,428 and Ps.615,528, respectively (see Notes 13 and 22).

The maximum exposure to credit risk of the investments in financial instruments as of December 31, 2017 and 2016 is the carrying value of the financial assets mentioned above.

10.       Investments in Associates and Joint Ventures

At December 31, 2017 and 2016, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of December 31,
	2017	2017		2016
Associates:
UHI (1)	10.0%	Ps.	8,144,843	Ps.	7,236,587
Imagina (2)	19.9%	3,845,823		2,962,102
Ocesa Entretenimiento, S.A. de C.V. and subsidiaries (collectively, “OCEN”) (3)	40.0%	1,059,391		998,117
Other		101,058		100,060
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”) (4)	33.3%	720,806		728,504
Periódico Digital Sendero, S.A.P.I. de C.V. and subsidiary (collectively, “PDS”) (5)	50.0%	180,159		—
The Second Screen Company Latam, S.L. (“The Second Screen”)	50.0%	58,672		57,662
Televisa CJ Grand, S.A. de C.V. (“Televisa CJ Grand”)	50.0%	—		9,222
		Ps.	14,110,752	Ps.	12,092,254

(1)         The Group accounts for its investment in common stock of UHI, the parent company of Univision, under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS, over UHI’s operations. The Group has the ability to exercise significant influence over the operating and financial policies of UHI because the Group (i) as of December 31, 2017 and 2016, owned 1,110,382 Class C shares of common stock of UHI, representing approximately 10% of the outstanding total shares of UHI as of each of those dates; (ii) as of December 31, 2017 and 2016, held Warrants exercisable for common stock of UHI equivalent to approximately 26% equity stake of UHI on a fully-diluted, as-converted basis, subject to certain conditions, laws and regulations; (iii) as of December 31, 2017 and 2016, had three officers and one director of the Company designated as members of the Board of Directors of UHI, which was composed of 18 directors of 22 available board seats; and (iv) was party to a PLA, as amended, with Univision, an indirect wholly-owned subsidiary of UHI, pursuant to which Univision has the right to broadcast certain Televisa content in the United States (“Program License Agreement”), and to another program license agreement pursuant to which the Group has the right to broadcast certain Univision’s content in Mexico (“Mexican License Agreement”), in each case through the later of 2025 (2030 upon consummation of a qualified public equity offering of UHI by July 1, 2019) or 7.5 years after the Group has sold two-thirds of its initial investment in UHI made in December 2010 (see Notes 3, 9, 14, 19 and 22).

(2)         Through June 2015, the Company’s investment in common stock of Imagina, a Spanish media and communications company, was accounted for as an available-for-sale equity financial asset with changes in fair value recognized in consolidated other comprehensive income or loss. In July 2015, the Company acquired additional shares of Imagina for the aggregate cash amount of €19.2 million (Ps.341,710) and increased its equity stake in Imagina from 14.5% to 19.9%. As a result of this transaction, beginning in the third quarter of 2015, the Group (i) holds two of 10 seats on the Board of Directors of Imagina; (ii) began to account for this investment under the equity method due to its ability to exercise significant influence over the operating and financial policies of Imagina; (iii) recognized its investment in Imagina as an associate through the fair value as deemed cost at the transaction date; and (iv) reclassified a cumulative gain of Ps.544,402, related to changes in fair value of the investment in Imagina from accumulated other comprehensive income in consolidated equity to consolidated other finance income for the year ended December 31, 2015 (see Note 3).

(3)         OCEN is a majority-owned subsidiary of Corporación Interamericana de Entretenimiento, S.A.B. de C.V., and is engaged in the live entertainment business in Mexico. In 2017 and 2016, the stockholders of OCEN approved the payment of a dividend in the amount of Ps.340,000 and Ps.215,000, respectively, of which Ps.136,000 and Ps.86,000, were paid to the Group. As of December 31, 2017 and 2016, the investment in OCEN included goodwill of Ps.359,613 (see Note 19).

(4)         GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. and a subsidiary of Megacable, S.A. de C.V. have an equal equity participation of 33.3%. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. As of December 31, 2017 and 2016, GTAC had used a principal amount of Ps.688,183, under this credit facility. During 2017, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate amount of Ps.203,945. During 2016, GTAC did not pay any amount of principal nor interest to the Group in connection with this credit facility. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.582,735, with an annual interest of TIIE plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these supplementary loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2023 and 2027. During 2017, GTAC paid principal and interest to the Group in connection with these supplementary loans in the aggregate amount of Ps.47,885. During 2016, GTAC did not pay any amount of principal nor interest in connection with these supplementary loans. The net investment in GTAC as of December 31, 2017 and 2016, included amounts receivable in connection with this long-term credit facility and supplementary loans to GTAC in the aggregate amount of Ps.929,516 and Ps.881,740, respectively (see Note 14).

(5)         The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. In September 2017, PDS acquired substantially all of the equity interest in Now New Media, S.A.P.I. de C.V., an online news website in Mexico City, in the aggregate amount of Ps.81,749. As of December 31, 2017, the Group’s investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837 (see Note 3).

A roll forward of investments in associates and joint ventures for the years ended December 31, 2017 and 2016 is presented as follows:

	2017		2016
At January 1	Ps.	12,092,254	Ps.	9,271,901
Share of income of associates and joint ventures, net	1,913,273		1,139,604
Dividends from OCEN	(136,000)		(86,000)
Long-term loans granted to GTAC, net	222,846		140,871
Foreign currency translation adjustments	52,796		1,518,962
GTAC paid principal and interest	(251,830)		—
Investment in other associates	28,597		21,105
Investment in PDS	162,500		—
Investment in The Second Screen	—		54,228
Other	26,316		31,583
At December 31	Ps.	14,110,752	Ps.	12,092,254

Combined condensed balance sheet information related to the Group’s share in associates and joint ventures as of December 31, 2017 and 2016, including adjustments made by the Group when using the equity method, such as fair value adjustments made at the time of acquisition, is set forth below:

	2017		2016
Current assets	Ps.	9,904,652	Ps.	8,176,984
Non-current assets	31,093,027		34,464,469
Total assets	40,997,679		42,641,453
Current liabilities	6,855,976		6,030,712
Non-current liabilities	19,942,993		24,647,420
Total liabilities	26,798,969		30,678,132
Total net assets	Ps.	14,198,710	Ps.	11,963,321

The Group recognized its share of comprehensive income (loss) of associates and joint ventures for the years ended December 31, 2017, 2016 and 2015, as follows:

	2017		2016		2015
Share of income of associates and joint ventures, net	Ps.	1,913,273	Ps.	1,139,604	Ps.	35,399
Share of other comprehensive (loss) income of associates and joint ventures:
Foreign currency translation adjustments, net	(9,587)		6,633		(358)
Other comprehensive (loss) income, net	(50,753)		(49,465)		20,063
	(60,340)		(42,832)		19,705
Share of comprehensive income of associates and joint ventures	Ps.	1,852,933	Ps.	1,096,772	Ps.	55,104

11.  Property, Plant and Equipment, Net

The analysis of the changes in property, plant and equipment is as follows:

Changes	Buildings and Land		Technical Equipment		Satellite Transponders		Furniture and Fixtures		Transportation Equipment		Computer Equipment		Leasehold Improvements		Construction in Progress		Total
Cost:
January 1, 2016	Ps.	13,623,298	Ps.	97,721,490	Ps.	10,301,713	Ps.	966,928	Ps.	2,631,076	Ps.	6,642,536	Ps.	2,170,607	Ps.	9,938,991	Ps.	143,996,639
Additions	21,891		11,045,371		—		52,354		214,944		472,600		193,435		15,940,990		27,941,585
Retirements	(37,422)		(10,757,033)		—		(131,709)		(83,285)		(1,085,679)		(20,222)		(1,840,427)		(13,955,777)
Transfers and reclassifications	449,458		7,205,753		—		101,588		140,415		901,561		195,869		(8,994,644)		—
Effect of translation	56,176		504,787		—		6,086		4,292		24,829		3,139		8,821		608,130
December 31, 2016	14,113,401		105,720,368		10,301,713		995,247		2,907,442		6,955,847		2,542,828		15,053,731		158,590,577
Additions	18,845		8,854,150		—		11,477		192,193		177,150		26,269		7,479,482		16,759,566
Retirements	(185,685)		(3,641,319)		—		(55,690)		(339,594)		(339,090)		(5,751)		(525,532)		(5,092,661)
Transfers and reclassifications	503,454		6,703,287		—		178,858		71,188		878,888		183,257		(8,518,932)		—
Effect of translation	(16,886)		(170,432)		—		(8,253)		(1,121)		(6,882)		704		(3,683)		(206,553)
December 31, 2017	Ps.	14,433,129	Ps.	117,466,054	Ps.	10,301,713	Ps.	1,121,639	Ps.	2,830,108	Ps.	7,665,913	Ps.	2,747,307	Ps.	13,485,066	Ps.	170,050,929

Depreciation:
January 1, 2016	Ps.	(4,192,571)	Ps.	(52,738,617)	Ps.	(3,485,385)	Ps.	(561,650)	Ps.	(1,200,762)	Ps.	(4,668,315)	Ps.	(1,060,062)	Ps.	—	Ps.	(67,907,362)
Depreciation of the year	(290,645)		(11,958,803)		(567,455)		(84,869)		(300,168)		(917,426)		(334,783)		—		(14,454,149)
Retirements	12,281		9,630,932		—		127,736		69,011		1,083,071		13,240		—		10,936,271
Reclassifications	—		11,545		—		—		—		—		(11,545)		—		—
Effect of translation	(16,647)		(336,050)		—		(5,325)		(3,541)		(17,152)		(3,050)		—		(381,765)
December 31, 2016	(4,487,582)		(55,390,993)		(4,052,840)		(524,108)		(1,435,460)		(4,519,822)		(1,396,200)		—		(71,807,005)
Depreciation of the year	(256,412)		(13,271,239)		(567,454)		(94,728)		(313,280)		(1,017,204)		(351,717)		—		(15,872,034)
Retirements	42,398		2,480,771		—		52,503		274,734		326,857		5,198		—		3,182,461
Reclassifications	—		—		—		137		—		(137)		—		—		—
Effect of translation	6,729		146,440		—		7,699		857		4,182		(448)		—		165,459
December 31, 2017	Ps.	(4,694,867)	Ps.	(66,035,021)	Ps.	(4,620,294)	Ps.	(558,497)	Ps.	(1,473,149)	Ps.	(5,206,124)	Ps.	(1,743,167)	Ps.	—	Ps.	(84,331,119)

Carrying value:
At January 1, 2016	Ps.	9,430,727	Ps.	44,982,873	Ps.	6,816,328	Ps.	405,278	Ps.	1,430,314	Ps.	1,974,221	Ps.	1,110,545	Ps.	9,938,991	Ps.	76,089,277
At December 31, 2016	Ps.	9,625,819	Ps.	50,329,375	Ps.	6,248,873	Ps.	471,139	Ps.	1,471,982	Ps.	2,436,025	Ps.	1,146,628	Ps.	15,053,731	Ps.	86,783,572
At December 31, 2017	Ps.	9,738,262	Ps.	51,431,033	Ps.	5,681,419	Ps.	563,142	Ps.	1,356,959	Ps.	2,459,789	Ps.	1,004,140	Ps.	13,485,066	Ps.	85,719,810

Depreciation charges are presented in Note 20.

In the third quarter of 2013, Sky entered into an agreement with DirecTV for the acquisition and launch of a satellite (“SM1”), which started service in the third quarter of 2015. In 2015, Sky made a final payment in connection with the acquisition and launch of the SM1 satellite in the aggregate amount of Ps.307,950 (U.S.$20.2 million).

Property, plant and equipment include the following assets under finance leases as of December 31:

	2017		2016
Satellite transponders	Ps.	6,065,509	Ps.	6,065,509
Accumulated depreciation	(3,286,356)		(3,001,315)
	Ps.	2,779,153	Ps.	3,064,194

Technical equipment	Ps.	1,677,260	Ps.	1,781,812
Accumulated depreciation	(686,555)		(722,676)
	Ps.	990,705	Ps.	1,059,136

Property, plant and equipment include the following technical equipment leased to subscribers in the Sky and Cable segments as of December 31:

	2017		2016
Subscriber leased set-top equipment	Ps.	27,804,259	Ps.	24,328,849
Accumulated depreciation	(17,086,983)		(13,452,535)
	Ps.	10,717,276	Ps.	10,876,314

12.  Intangible Assets, Net

The analysis of the changes in intangible assets is as follows:

	Intangible Assets with Indefinite Useful Lives								Intangible Assets with Finite Useful Lives
Changes	Goodwill		Trademarks		Concessions		Trademarks		Concessions		Licenses		Subscriber Lists		Other Intangible Assets		Total
Cost:
January 1, 2016	Ps.	14,112,626	Ps.	782,958	Ps.	15,719,572	Ps.	1,891,306	Ps	—	Ps.	5,366,912	Ps.	6,207,405	Ps.	3,014,421	Ps.	47,095,200
Additions	—		—		—		—		—		2,112,768		—		676,322		2,789,090
Retirements	—		—		—		—		—		(1,026,954)		—		(68,138)		(1,095,092)
Impairment adjustments	—		(6,851)		—		—		—		—		—		—		(6,851)
Transfers and reclassifications	—		—		—		—		—		(761)		—		761		—
Effect of translation	—		165		—		—		—		52,485		(210)		46,134		98,574
December 31, 2016	14,112,626		776,272		15,719,572		1,891,306		—		6,504,450		6,207,195		3,669,500		48,880,921
Additions	—		—		—		—		—		1,222,802		—		558,766		1,781,568
Retirements	—		(71,157)		—		—		—		(257,513)		—		(274,815)		(603,485)
Impairment adjustments	—		(89,597)		—		—		—		—		—		—		(89,597)
Transfers and reclassifications	—		—		(553,505)		—		553,505		—		—		—		—
Effect of translation	—		(371)		—		—		—		930		(3,320)		(12,759)		(15,520)
December 31, 2017	Ps.	14,112,626	Ps.	615,147	Ps.	15,166,067	Ps.	1,891,306	Ps	553,505	Ps.	7,470,669	Ps.	6,203,875	Ps.	3,940,692	Ps.	49,953,887

Amortization:
January 1, 2016	Ps.	—	Ps.	—	Ps.	—	Ps.	(151,305)	Ps	—	Ps.	(3,489,143)	Ps.	(3,520,650)	Ps.	(1,827,777)	Ps.	(8,988,875)
Amortization of the year	—		—		—		(472,827)		—		(979,238)		(960,716)		(112,903)		(2,525,684)
Other amortization of the year(1)	—		—		—		—		—		—		—		(352,654)		(352,654)
Retirements	—		—		—		—		—		710,199		—		67,926		778,125
Effect of translation	—		—		—		—		—		(40,820)		—		(16,242)		(57,062)
December 31, 2016	—		—		—		(624,132)		—		(3,799,002)		(4,481,366)		(2,241,650)		(11,146,150)
Amortization of the year	—		—		—		(472,827)		(110,701)		(1,116,080)		(926,676)		(37,956)		(2,664,240)
Other amortization of the year	—		—		—		—		—		—		—		(504,674)		(504,674)
Retirements	—		—		—		—		—		236,111		—		3,351		239,462
Reclassifications	—		—		—		—		—		4,673		—		(4,673)		—
Effect of translation	—		—		—		—		—		1,337		3,320		3,492		8,149
December 31, 2017	Ps.	—	Ps.	—	Ps.	—	Ps.	(1,096,959)	Ps	(110,701)	Ps.	(4,672,961)	Ps.	(5,404,722)	Ps.	(2,782,110)	Ps.	(14,067,453)
Carrying value:
At January 1, 2016	Ps.	14,112,626	Ps.	782,958	Ps.	15,719,572	Ps.	1,740,001	Ps.	—	Ps.	1,877,769	Ps.	2,686,755	Ps.	1,186,644	Ps.	38,106,325

At December 31, 2016	Ps.	14,112,626	Ps.	776,272	Ps.	15,719,572	Ps.	1,267,174	Ps.	—	Ps.	2,705,448	Ps.	1,725,829	Ps.	1,427,850	Ps.	37,734,771

At December 31, 2017	Ps.	14,112,626	Ps.	615,147	Ps.	15,166,067	Ps.	794,347	Ps.	442,804	Ps.	2,797,708	Ps.	799,153	Ps.	1,158,582	Ps.	35,886,434

(1)       Other amortization of the year relates primarily to amortization of soccer player rights, which is included in consolidated cost of sales.

All of the amortization charges are presented in Note 20.

The changes in the net carrying amount of goodwill and indefinite-lived trademarks and concessions for the year ended December 31, 2017 and 2016, were as follows:

	Balance as of January 1, 2017		Acquisitions		Retirements		Foreign Currency Translation Adjustments		Impairment Adjustments		Transfers		Balance as of December 31, 2017
Goodwill
Content	Ps.	241,973	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	241,973
Cable	13,793,684		—		—		—		—		—		13,793,684
Other Businesses	76,969		—		—		—		—		—		76,969
	Ps.	14,112,626	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	14,112,626

Indefinite-lived trademarks (see Note 3):
Cable	Ps.	368,603	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	368,603
Other Businesses	407,669		—		(71,157)		(371)		(89,597)		—		246,544
	Ps.	776,272	Ps.	—	Ps.	(71,157)	Ps.	(371)	Ps.	(89,597)	Ps.	—	Ps.	615,147

Indefinite-lived concessions (see Note 3):
Content	Ps.	553,505	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(553,505)	Ps.	—
Cable	15,070,025		—		—		—		—		—		15,070,025
Sky	96,042		—		—		—		—		—		96,042
	Ps.	15,719,572	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(553,505)	Ps.	15,166,067

	Balance as of January 1, 2016		Acquisitions		Retirements		Foreign Currency Translation Adjustments		Impairment Adjustments		Transfers		Balance as of December 31, 2016
Goodwill
Content	Ps.	241,973	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	241,973
Cable	13,793,684		—		—		—		—		—		13,793,684
Other Businesses	76,969		—		—		—		—		—		76,969
	Ps.	14,112,626	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	14,112,626

Indefinite-lived trademarks (see Note 3):
Cable	Ps.	368,603	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	368,603
Other Businesses	414,355		—		—		165		(6,851)		—		407,669
	Ps.	782,958	Ps.	—	Ps.	—	Ps.	165	Ps.	(6,851)	Ps.	—	Ps.	776,272

Indefinite-lived concessions (see Note 3):
Content	Ps.	553,505	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	553,505
Cable	15,070,025		—		—		—		—		—		15,070,025
Sky	96,042		—		—		—		—		—		96,042
	Ps.	15,719,572	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,719,572

During the fourth quarter of 2017 and 2016, the Group monitored the market associated with its Publishing business, which is classified into the Other Businesses segment, which has experienced a general slow-down in Latin America. Accordingly, the Group reduced its cash flow expectations for some of its foreign operations. As a result, the Group compared the fair value of the intangible assets in the reporting units with the related carrying value and recorded an aggregate pre-tax impairment charge in connection with trademarks of Ps.89,597 and Ps.6,851, respectively, in other expense, net, in the consolidated statements of income for the years ended December 31, 2017 and 2016.

The key assumptions used for fair value calculations of goodwill and intangible assets in 2017 were as follows (see Note 14):

	Other Business		Cable
	Minimum	Maximum	Minimum	Maximum
Long-term growth rate	2.30%	3.70%	2.40%	2.40%
Discount rate	12.30%	14.80%	10.00%	12.50%

The key assumptions used for fair value calculations of goodwill and intangible assets in 2016 were as follows (see Note 14):

	Other Business		Cable
	Minimum	Maximum	Minimum	Maximum
Long-term growth rate	3.20%	4.70%	2.90%	2.90%
Discount rate	12.70%	17.30%	9.60%	11.60%

As described in Note 2 (k), beginning in the third quarter of 2015, the Company’s management estimated the remaining useful life of four years for acquired trademarks in specific locations of Mexico in connection with the migration to an internally developed trademark in the Group’s Cable segment. Amortization of trademarks with a finite useful life amounted to Ps.472,827 for the years ended December 31, 2017 and 2016, in both years. Assuming a useful life of four years, amortization of these trademarks in future years is estimated in the following amounts:

	Year ended December 31,
2018	Ps.	472,827
2019	321,520

During the fourth quarter of 2017, the Company’s management reviewed the useful life of certain Group’s television concessions accounted for as intangible assets in conjunction with an expected payment to be made for renewal in 2021, which amount will be determined by the IFT before the renewal date. Based on such review, the Group classified these concessions as intangible assets with a finite useful life and began to amortize the related net carrying amount of $553,505 in a period ending in 2021. Amortization of these concessions with a finite useful life amounted to Ps.110,701 for the year ended December 31, 2017. Assuming a remaining useful life of five years, amortization of these concessions in future years is estimated in the following amounts:

	Year ended December 31,
2018	Ps.	110,701
2019	110,701
2020	110,701
2021	110,701

13.  Debt, Finance Lease Obligations and Other Notes Payable

Debt, finance lease obligations and other notes payable outstanding as of December 31, 2017 and 2016, were as follows:

	2017										Effective	2016
	Principal		Finance Costs		Subtotal		Interest Payable		Total		Interest Rate	Total
U.S. dollar debt:
6% Senior Notes due 2018 (1)	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	—	Ps.	10,380,514
6.625% Senior Notes due 2025 (1)	11,823,060		(277,743)		11,545,317		221,929		11,767,246		7.10%	12,297,715
4.625% Senior Notes due 2026 (1)	5,911,530		(39,327)		5,872,203		113,920		5,986,123		5.025%	6,265,685
8.50% Senior Notes due 2032 (1)	5,911,530		(25,169)		5,886,361		153,536		6,039,897		9.01%	6,324,531
6.625% Senior Notes due 2040 (1)	11,823,060		(139,592)		11,683,468		361,178		12,044,646		7.05%	12,613,632
5% Senior Notes due 2045 (1)	19,705,100		(463,707)		19,241,393		142,315		19,383,708		5.39%	20,304,015
6.125% Senior Notes due 2046 (1)	17,734,590		(133,647)		17,600,943		452,602		18,053,545		6.495%	18,907,580
Total U.S. dollar debt	72,908,870		(1,079,185)		71,829,685		1,445,480		73,275,165			87,093,672

Mexican peso debt:
7.38% Notes due 2020 (2)	10,000,000		(19,984)		9,980,016		127,100		10,107,116		7.433%	10,106,213
TIIE + 0.35% Notes due 2021 (2)	6,000,000		(6,896)		5,993,104		21,902		6,015,006		7.81%	6,006,902
TIIE + 0.35% Notes due 2022 (2)	5,000,000		(7,612)		4,992,388		13,957		5,006,345		7.84%	5,000,632
8.79% Notes due 2027 (2)	4,500,000		(23,199)		4,476,801		91,196		4,567,997		8.84%	—
8.49% Senior Notes due 2037 (1)	4,500,000		(14,078)		4,485,922		31,837		4,517,759		8.94%	4,517,035
7.25% Senior Notes due 2043 (1)	6,500,000		(60,197)		6,439,803		40,580		6,480,383		7.92%	6,484,560
Bank loans (3)	6,000,000		(35,646)		5,964,354		6,096		5,970,450		8.93%	1,249,631
Bank loans (Sky) (4)	5,500,000		—		5,500,000		14,854		5,514,854		7.11%	5,500,000
Bank loans (TVI) (5)	2,642,027		(3,949)		2,638,078		3,845		2,641,923		8.54%	2,866,273
Total Mexican peso debt	50,642,027		(171,561)		50,470,466		351,367		50,821,833			41,731,246
Total debt (6)	123,550,897		(1,250,746)		122,300,151		1,796,847		124,096,998			128,824,918
Less: Current portion of long-term debt	307,489		(466)		307,023		1,796,847		2,103,870			2,678,255
Long-term debt, net of current portion	Ps.	123,243,408	Ps.	(1,250,280)	Ps.	121,993,128	Ps.	—	Ps.	121,993,128		Ps.	126,146,663

Finance lease obligations:
Satellite transponder lease obligation (7)	Ps.	4,938,049	Ps.	—	Ps.	4,938,049	Ps.	—	Ps.	4,938,049	7.30%	Ps.	5,522,565
Other (8)	684,725		—		684,725		—		684,725		6.73%	869,261
Total finance lease obligations	5,622,774		—		5,622,774		—		5,622,774			6,391,826
Less: Current portion	580,884		—		580,884		—		580,884			575,576
Finance lease obligations, net of current portion	Ps.	5,041,890	Ps.	—	Ps.	5,041,890	Ps.	—	Ps.	5,041,890		Ps.	5,816,250

Other notes payable:
Total other notes payable (9)	Ps.	3,684,060	Ps.	—	Ps.	3,684,060	Ps.	—	Ps.	3,684,060	3.00%	Ps.	4,853,025
Less: Current portion	1,178,435		—		1,178,435		—		1,178,435			1,202,344
Other notes payable, net of current portion	Ps.	2,505,625	Ps.	—	Ps.	2,505,625	Ps.	—	Ps.	2,505,625		Ps.	3,650,681

(1)   The Senior Notes due between 2025 and 2046, in the aggregate outstanding principal amount of U.S.$3,700 million and Ps.11,000,000, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045 and 2046, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26% and 6.44% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043 and 2046, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045 and 2046 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, and 99.677%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227% and 6.147%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045 and 2046 are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”). In December 2017, the Company prepaid the principal outstanding amount of U.S.$500 million Senior Notes due 2018 at an aggregate redemption price of Ps.9,841,716 (U.S.$511.7 million), which included related fees and accrued and unpaid interest at the redemption date (see Note 22).

(2)   In 2010, 2014, 2015 and October 2017, the Company issued Notes (“Certificados Bursátiles”) due 2020, 2021, 2022 and 2027, respectively, through the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) in the aggregate principal amount of Ps.10,000,000, Ps.6,000,000, Ps.5,000,000 and Ps.4,500,000, respectively. Interest on the Notes due 2020 is 7.38% per annum and is payable semi-annually. Interest on the Notes due 2021 and 2022 is the Equilibrium Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 35 basis points per annum and is payable every 28 days. Interest on the Notes due 2027 is 8.79% per annum and is payable semi-annually. The Company may, at its own option, redeem the Notes due 2020 and 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The Company may, at its own option, redeem the Notes due 2021 and 2022, in whole or in part, at any date at a redemption price equal to the greater of the principal amount of the outstanding Notes and an average price calculated from prices to be provided at the redemption date by two Mexican financial pricing companies. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(3)         In November and December 2017, the Company entered into long-term credit agreements with three Mexican banks, in the aggregate principal amount of Ps.6,000,000, and an annual interest rate payable on a monthly basis of 28-day TIIE plus a range between 125 and 130 basis points , and principal maturities between 2022 and 2023. The proceeds of these loans were used primarily for the prepayment in full of the Senior Notes due 2018. Under the terms of these loan agreements, the Company is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions. In 2016 includes a long-term credit agreement entered into by the Company with a Mexican bank in the principal amount of Ps.1,250,000 with principal maturities between 2017 and 2018, and an annual interest rate payable on a monthly basis of 28-day TIIE plus 117.5 basis points. The Company prepaid the remaining principal amount of this credit agreement in fourth quarter of 2017, in the aggregate amount of Ps.629,311, which included accrued and unpaid interest. In 2015, included (i) a long-term bank loan entered into by the Company with a Mexican bank in the principal amount of Ps.1,782,000, with a maturity in 2016, and an annual interest rate payable on a monthly basis of 28-day TIIE plus 15 basis points in 2014, a range between 30 and 70 basis points in 2015, and a range between 70 and 80 basis points in 2016; and (ii) a credit agreement entered into by the Company with a Mexican bank in the aggregate principal amount of Ps.500,000, with a maturity in 2016, and an annual interest rate payable on a monthly basis of 28-day TIIE plus a range between 0 and 30 basis points in 2015, and a range between 30 and 80 basis points in 2016. The proceeds of this credit agreement were used by the Group to prepay long-term debt previously entered into by Telecable and related accrued interest in the aggregate amount of Ps.507,632 (see Note 3). In June 2015, the Company prepaid long-term bank loans in the aggregate amount of Ps.1,600,000, with original principal maturities between 2017 and 2021, and an annual interest rate payable on a monthly basis of a range between 8.77% and 9.4%. The aggregate amount paid by the Company amounted to Ps.1,814,312, which included related accrued interest and fees. In September 2014, the Company prepaid long-term credits in the aggregate principal amount of Ps.4,500,000, which were originally due in 2016. As described below, the Company used funds received from Sky to prepay a portion of its Mexican peso outstanding long-term loans with original maturities between 2016 and 2017 in the aggregate principal amount of Ps.3,532,000. Total cash used for these prepayments amounted to Ps.3,568,838, which included the partial settlement of a derivative contract which the Company contracted to cover the rate risk in this loan and accrued interest.

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

(5)         In 2017 and 2016, included outstanding balances in the aggregate principal amount of Ps.2,642,027 and Ps.2,868,686, respectively, in connection with certain credit agreements entered into by TVI with Mexican banks, with maturities between 2017 and 2022, bearing interest at an annual rate of TIIE plus a range between 100 and 125 basis points, which is payable on a monthly basis. Under the terms of these credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.

(6)         Total debt as of December 31, 2016, is presented net of unamortized finance costs in the aggregate amount of Ps.1,290,595, and interest payable in the aggregate amount of Ps.1,827,307.

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

(8)         Includes minimum lease payments of property and equipment under leases that qualify as finance leases. In 2017 and 2016, includes Ps.571,420 and Ps.683,474, respectively, in connection with a lease agreement entered into by a subsidiary of the Company and GTAC, for the right to use certain capacity of a telecommunications network through 2029 (see Note 19). This lease agreement provides for annual payments through 2024. Other finance leases have terms which expire at various dates between 2017 and 2020.

(9)         Notes payable issued by the Company in connection with the acquisition in 2016 of a non-controlling interest in TVI. In 2017 and 2016, cash payments to be made between 2017 and 2020 related to these notes payable amounted to an aggregate of Ps.3,808,395 and Ps.5,106,250, respectively, including interest of Ps.316,395 and Ps.356,250, respectively (see Note 3). Accumulated accrued interest for this transaction amounted to Ps.192,060 and Ps.103,025, as of December 31, 2017 and 2016, respectively. This was regarded as a Level 2 debt which was fair valued using a discount cash flow approach, which discounts the contractual cash flows using discount rates derived from observable market price of other quotes debt instruments. In March 2017, the Group prepaid a portion of the outstanding other notes payable with original maturities in August 2017 and 2018, for an aggregate amount of Ps.1,292,438, which included accrued interest at the payment date.

As of December 31, 2017, the Group has complied with the covenants contained in the debt agreements.

As of December 31, 2017 and 2016, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group’s investments in UHI and the initial investment in Open Ended Fund (hedged items) were as follows (see Notes 2 (e) and 4):

	December 31, 2017				December 31, 2016
Hedged Items	Millions of U.S. dollars		Thousands of Mexican pesos		Millions of U.S. dollars		Thousands of Mexican pesos
Investment in shares of UHI (net investment hedge)	U.S.$	413.3	Ps.	8,144,843	U.S.$	350.7	Ps.	7,236,587
Warrants issued by UHI (foreign currency fair value hedge)	1,847.0		36,395,183		1,855.9		38,298,606
Open Ended Fund (foreign currency fair value hedge)	180.0		3,546,918		180.0		3,817,586
Total	U.S.$	2,440.3	Ps.	48,086,944	U.S.$	2,386.6	Ps.	49,352,779

The foreign exchange gain (loss) derived from the Company’s long-term debt designed as a hedge that was recognized in other comprehensive income or loss and offset by the foreign currency translation gain or loss derived from the hedged net investment in shares of UHI amounted to Ps.260,133 and Ps.(1,189,430) for the years ended December 31, 2017 and 2016, respectively. The foreign exchange (loss) gain derived from the hedged Warrants issued by UHI and the initial investment in Open Ended Fund that was recognized in the consolidated statement of income and offset by the foreign exchange gain or loss derived from the Company’s long-term debt designated as an effective hedge amounted to Ps.(1,622,976) and Ps.(167,490), respectively, for the year ended December 31, 2017, and Ps.6,891,428 and Ps.615,528, respectively, for the year ended December 31, 2016 (see Notes 9 and 22).

Maturities of Debt and Finance Lease Obligations

Debt maturities for the years subsequent to December 31, 2017, are as follows:

	Nominal		Unamortized Finance Costs
2018	Ps.	307,489	Ps.	(466)
2019	989,156		(1,537)
2020	10,492,489		(20,700)
2021	7,992,489		(7,246)
2022	11,860,404		(29,139)
Thereafter	91,908,870		(1,191,658)
	Ps.	123,550,897	Ps.	(1,250,746)

Future minimum payments under finance lease obligations for the years subsequent to December 31, 2017, are as follows:

2018	Ps.	1,001,456
2019	910,797
2020	919,007
2021	762,952
2022	736,144
Thereafter	3,417,931
	7,748,287
Less: Amount representing interest	2,125,513
	Ps.	5,622,774

A reconciliation of long-term debt and finance lease obligations arising from financing activities in the Group’s consolidated statement of cash flows for the year ended December 31, 2017, is as follows:

			Cash Flow				Non-Cash Changes
	Balance as of January 1, 2017		New Debt		Payments		Foreign Exchange Income		Interest		Balance as of December 31, 2017
Debt	Ps.	128,288,206	Ps.	10,500,000	Ps.	(11,094,159)	Ps.	(4,143,150)	Ps.	—	Ps.	123,550,897
Satellite transponder lease obligations	5,522,565		—		(351,335)		(233,181)		—		4,938,049
Finance lease obligations	869,261		—		(218,376)		—		33,840		684,725
Total debt and lease obligations	Ps.	134,680,032	10,500,000		(11,663,870)		Ps.	(4,376,331)	Ps.	33,840	Ps.	129,173,671
Finance cost			(50,042)		—
Expense on Senior Notes prepayment			—		(158,496)
Cash in financing activities			Ps.	10,449,958	Ps.	(11,822,366)

In March 2018, the Company executed a revolving credit facility with a syndicate of banks, for up to an amount equivalent to U.S.$583 million payable in Mexican pesos, for a three-year term. The funds may be used for the repayment of existing indebtedness and such other general corporate purposes as may be authorized by the Board of Directors of the Company.

14.       Financial Instruments

The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, temporary investments, accounts and notes receivable, a long-term loan receivable from GTAC, Warrants that are exercisable for UHI’s common stock, debt securities classified as held-to-maturity investments, investments in securities in the form of an open-ended fund classified as available- for-sale investments, accounts payable, debt, finance lease obligations, other notes payable, and derivative financial instruments. For cash and cash equivalents, temporary investments, accounts receivable, accounts payable, and short-term notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities are based on quoted market prices.

The fair value of long-term loans that the Group borrowed from leading Mexican banks (see Note 13) has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of held-to-maturity securities, available-for- sale investments, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

The carrying and estimated fair values of the Group’s non-derivative financial instruments as of December 31, 2017 and 2016, were as follows:

	2017				2016
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Cash and cash equivalents	Ps.	38,734,949	Ps.	38,734,949	Ps.	47,546,083	Ps.	47,546,083
Temporary investments	6,013,678		6,013,678		5,498,219		5,498,219
Trade notes and accounts receivable, net	24,727,073		24,727,073		24,906,452		24,906,452
Warrants issued by UHI (see Note 9)	36,395,183		36,395,183		38,298,606		38,298,606
Long-term loan and interest receivable from GTAC (see Note 10)	929,516		937,137		881,740		889,054
Held-to-maturity investments (see Note 9)	287,605		284,443		335,833		334,807
Available-for-sale investments (see Note 9)	7,297,577		7,297,577		6,456,392		6,456,392

Liabilities:
Senior Notes due 2018, 2025, 2032 and 2040	Ps.	29,557,650	Ps.	36,635,229	Ps.	41,271,200	Ps.	45,615,860
Senior Notes due 2045	19,705,100		20,068,856		20,635,600		17,713,393
Senior Notes due 2037 and 2043	11,000,000		9,171,610		11,000,000		8,744,050
Senior Notes due 2026 and 2046	23,646,120		27,294,835		24,762,720		24,810,017
Notes due 2020	10,000,000		9,702,300		10,000,000		9,791,680
Notes due 2021	6,000,000		6,090,900		6,000,000		5,953,980
Notes due 2022	5,000,000		5,063,300		5,000,000		4,942,230
Notes due 2027	4,500,000		4,442,940		—		—
Short and long-term notes payable to Mexican banks	14,142,027		13,917,175		9,618,686		9,331,330
Finance lease obligations	5,622,774		5,360,933		6,391,826		5,763,903
Other notes payable	3,684,060		3,319,414		4,853,025		4,143,984

The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of December 31, 2017 and 2016, were as follows:

December 31, 2017: Derivative Financial Instruments	Carrying Value		Notional Amount		Maturity Date
Assets:
Derivatives not recorded as accounting hedges:
TVI’s options (a)	Ps.	100,700	U.S.$	96,250	December 2018
Empresas Cablevisión options (b)	110,137		U.S.$	115,000	December 2018
Options (c)	795,010		U.S.$	779,250	December 2018
Forward (d)	397,037		U.S.$	230,400	January 2018 through December 2018
Derivatives recorded as accounting hedges (cash flow hedges):
TVI’s interest rate swap (e)	61,997		Ps.	1,296,783	April 2019 through May 2022
TVI’s interest rate swap (f)	22,112		Ps.	1,370,868	April 2022
Interest rate swap (g)	344,958		Ps.	6,000,000	April 2021
Interest rate swap (h)	241,561		Ps.	5,000,000	May 2022
Interest rate swap (i)	43,222		Ps.	2,000,000	October 2022
Interest rate swap (j)	31,906		Ps.	1,500,000	October 2022
Interest rate swap (k)	3,077		Ps.	1,000,000	February 2023
Forward (l)	112,157		U.S.$	224,000	January 2018 through November 2018
Total assets	Ps.	2,263,874

December 31, 2016: Derivative Financial Instruments	Carrying Value		Notional Amount		Maturity Date
Assets:
Derivatives not recorded as accounting hedges:
TVI’s interest rate swap (e)	Ps.	72,003	Ps.	1,376,667	April 2019 through May 2022
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap (g)	351,773		Ps.	6,000,000	April 2021
Interest rate swap (h)	223,994		Ps.	2,500,000	May 2022
Total assets	Ps.	647,770

Liabilities:
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap (m)	Ps.	5,508	Ps.	1,250,000	September 2017 through March 2018
Total liabilities	Ps.	5,508

(a)         In July 2017, TVI entered into a derivative transaction agreement (“Call” and “Put” options) of a total principal amount of U.S.$96.3 million. As a result of the change in fair value of these agreements, in the year ended December 31, 2017, TVI recorded a gain of Ps.70,409 in consolidated other finance income or expense.

(b)         In July 2017, Empresas Cablevision entered into a derivative transaction agreement (“Call” and “Put” options) of a total principal amount of U.S.$115.0 million. As a result of the change in fair value of these agreements, in the year ended December 31, 2017, Empresas Cablevision recorded a gain of Ps.80,464 in consolidated other finance income or expense.

(c)          In July 2017, the Company entered into a derivative transaction agreement (“Call” and “Put” options) of a total principal amount of U.S.$779.3 million. As a result of the change in fair value of these agreements, in the year ended December 31, 2017, the Company recorded a gain of Ps.558,280, in consolidated other finance income or expense.

(d)         As of December 31, 2017, the Company had foreign currency contracts (forward) in the aggregate notional amount of U.S.$230.4 million at an average rate of Ps.18.5439. As a result of the change in fair value of these agreements, in the year ended December 31, 2017, the Company recorded a gain of Ps.397,037, in consolidated other finance income or expense.

(e)          TVI has entered into several derivative transaction agreements (interest rate swaps)        with two financial institutions from August 2013 through May 2022 to hedge the variable interest rate exposure resulting from Mexican peso loans of a total principal amount of Ps.1,296,783 and Ps.1,376,667, as of December 31, 2017 and 2016, respectively. Under these agreements, the Company receives monthly payments based on aggregate notional amounts of Ps.1,296,783 and Ps.1,376,667 and makes payments based on the same notional at annual fixed rate of in the range of 4.850% and 5.585%. TVI has recognized the change in fair value of this transaction as an accounting hedge, and recorded a gain of Ps.3,024 in other comprehensive income or loss as of December 31, 2017. In the years ended as of December 31, 2017, 2016 and 2015, TVI recorded a gain (loss) of Ps.10,204, Ps.64,877 and Ps.(28,659), respectively, in consolidated other finance income or expense.

(f)           In March and April 2017, TVI entered into several derivative transaction agreements (interest rate swaps)   with two financial institutions through April 2022 to hedge the variable interest rate exposure resulting from Mexican peso loan of a total principal amount of Ps.1,370,868.

Under these agreements, the Company receives monthly payments based on aggregate notional amount of Ps.1,370,868 at an annual variable rate of 28-days TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.2663%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a gain of Ps.22,112 in other comprehensive income or loss as of December 31, 2017. TVI recorded a loss of Ps.459 for this transaction agreement in consolidated other finance income or expense.

(g)          The Company has entered into a derivative transaction agreement (interest rate swap) through April 2021 to hedge the variable interest rate exposure resulting from TIIE plus 0.35% Notes due 2021. Under this transaction, the Company receives 28-day TIIE payments based on a principal amount of Ps.6,000,000 and makes 28-day payments based on the same notional amount at an annual fixed rate of 5.9351%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative gain (loss) of Ps.344,958 and Ps.351,773 in other comprehensive income or loss as of December 31, 2017 and 2016, respectively. In the years ended December 31, 2017 and 2016, the Company recorded a gain (loss) of Ps.58,278 and Ps.(102,641), respectively, for this transaction agreement in consolidated other finance income of expense.

(h)         In February and March 2017, January and February 2016, and June 2015, the Company entered into derivative transaction agreements (interest rate swaps)   through May 2022 to hedge the variable interest rate exposure resulting from TIIE plus 0.35% Notes due 2022. Under these transactions, the Company receives 28-day TIIE payments based on a principal amount of Ps.5,000,000 and Ps.2,500,000 as of December 31, 2017 and 2016, respectively, and makes 28-day payments based on the same notional amount at an annual weighted average fixed rate of 6.5716% and 5.6148%, respectively. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative gain of Ps.241,561 and Ps.223,994 in other comprehensive income or loss as of December 31, 2017 and 2016, respectively. In the years ended December 31, 2017 and 2016, the Company recorded a gain (loss) of Ps.26,457 and Ps.(29,059), respectively, for this transaction agreement in consolidated other finance income or expense.

(i)             In November 2017, the Company entered into a derivative transaction agreement (interest rate swap) through October 2022 to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.2,000,000. Under this transaction, the Company receives monthly payments based on an aggregate notional amount of Ps.2,000,000, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.3275%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative gain of Ps.43,222 in other comprehensive income or loss as of December 31, 2017.

(j)            In November and December 2017, the Company entered into a derivative transaction agreement (interest rate swap) through October 2022 to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.1,500,000. Under this transaction, the Company receives monthly payments based on an aggregate notional amount of Ps.1,500,000, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.35%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative gain of Ps.31,906, in other comprehensive income or loss as of December 31, 2017.

(k)         In December 2017, the Company entered into a derivative transaction agreement (interest rate swap) through February 2023 to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.1,000,000. Under this transaction, the Company receives monthly payments based on an aggregate notional amount of Ps.1,000,000, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.795%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative gain of Ps.3,077 in other comprehensive income or loss as of December 31, 2017.

(l)             In March, April, May and June 2017, the Company entered into derivative contracts of foreign currency forward to fix the exchange rate for the purchase of U.S.$224.0 million at an average exchange rate of Ps.19.6907. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative gain of Ps.112,157 for this transaction agreement in other comprehensive income or loss as of December 31, 2017. In 2017, the Company recorded a loss of Ps.292,326 in consolidated other finance income or expense.

(m)     The Company has entered into a derivative transaction agreement (interest rate swap) through March 2018 to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.1,250,000 as of December 31, 2016. Under this transaction, the Company receives monthly payments based on an aggregate notional amount of Ps.2,500,000 through March 2016, Ps.1,250,000 through September 2017, and Ps.625,000 through March 2018, at an annual variable rate of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.4325%. The Company has recognized the change in fair value of this transaction in other comprehensive income or loss, and in consolidated other finance income or expense at the time of the interest payments. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative loss of Ps.5,508 in other comprehensive income or loss as of December 31, 2016. In the years ended December 31, 2017 and 2016, the Company recorded a loss of Ps.5,140 and Ps.79,999, respectively, for this transaction agreement in consolidated other finance expense (see Note 13).

Fair Value Measurement

Assets and Liabilities Measured at Fair Value on a Recurring Basis

All fair value adjustments as of December 31, 2017 and 2016 represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, the Group’s financial instruments are separated into three categories: temporary investments, available-for-sale investments and derivative financial instruments.

Financial assets and liabilities measured at fair value as of December 31, 2017 and 2016:

	Balance as of December 31, 2017		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)

Assets:
Temporary investments	Ps.	6,013,678	Ps.	6,013,678	Ps.	—	Ps.	—
Available—for—sale financial assets:
Available—for—sale investments	7,297,577		—		7,297,577		—
Warrants issued by UHI	36,395,183		—		—		36,395,183
Derivative financial instruments	2,263,874		—		2,263,874		—
Total	Ps.	51,970,312	Ps.	6,013,678	Ps.	9,561,451	Ps.	36,395,183

	Balance as of December 31, 2016		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)

Assets:
Temporary investments	Ps.	5,498,219	Ps.	5,498,219	Ps.	—	Ps.	—
Available—for—sale financial assets:
Available—for—sale investments	6,456,392		—		6,456,392		—
Warrants issued by UHI	38,298,606		—		—		38,298,606
Derivative financial instruments	647,770		—		647,770		—
Total	Ps.	50,900,987	Ps.	5,498,219	Ps.	7,104,162	Ps.	38,298,606

Liabilities:
Derivative financial Instruments	Ps.	5,508	Ps.	—	Ps.	5,508	Ps.	—
Total	Ps.	5,508	Ps.	—	Ps.	5,508	Ps.	—

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the years ended December 31, 2017 and 2016:

	2017		2016
Balance at beginning of year:	Ps.	38,298,606	Ps.	35,042,577
Included in other comprehensive income	(1,903,423)		3,256,029
Balance at the end of year	Ps.	36,395,183	Ps.	38,298,606

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

UHI Convertible Debentures due 2025

As described in Note 9, through July 2015, the Group held an investment in Convertible Debentures due 2025 issued by UHI, the parent company of Univision, in the principal amount of U.S.$1,125 million (Ps.16,606,463), which were convertible at the Company’s option into additional shares equivalent to approximately 30% equity stake of UHI, subject to existing laws and regulations in the United States, and other conditions. The Group’s option of converting these debentures into an equity stake of UHI was accounted for as an embedded derivative with changes in fair value recognized in consolidated income.

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

Unobservable inputs used as of December 31, 2017 and 2016, included UHI stock’s spot price of U.S.$402 and U.S.$404 per share, respectively, and UHI stock’s expected volatility of 32%, in both years.

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

As of December 31, 2017 and 2016, the effect on consolidated income and consolidated equity of changing the main assumptions used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest or lowest value of the range reasonably possible, would be as follows:

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2017		Least Favorable Assumptions 2017		Most Favorable Assumptions 2017		Least Favorable Assumptions 2017
Warrants issued by UHI	Price per Share	+/-10%	Ps.	—	Ps.	—	Ps.	3,639,595	Ps.	(3,639,595)
Total			Ps.	—	Ps.	—	Ps.	3,639,595	Ps.	(3,639,595)

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2016		Least Favorable Assumptions 2016		Most Favorable Assumptions 2016		Least Favorable Assumptions 2016
Warrants issued by UHI	Price per Share	+/-10%	Ps.	—	Ps.	—	Ps.	3,829,937	Ps.	(3,829,937)
Total			Ps.	—	Ps.	—	Ps.	3,829,937	Ps.	(3,829,937)

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

The impairment test for goodwill involves a comparison of the estimated fair value of each of the Group’s reporting units to its carrying amount, including goodwill. The Group determines the fair value of a reporting unit using a combination of a discounted cash flow analysis and a market- based approach, which utilize significant unobservable inputs (Level 3) within the fair value hierarchy. The impairment test for intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying value. The Group determines the fair value of the intangible asset using a discounted cash flow analysis, which utilizes significant unobservable inputs (Level 3) within the fair value hierarchy. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows for a period of time that comprise five years, as well as relevant comparable company earnings multiples for the market-based approach.

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

The Group used actuarial assumptions to determine the present value of defined benefit obligations, as follows:

	2017	2016
Discount rate	7.6%	6.7%
Salary scale	5%	5%
Inflation rate	3.5%	3.5%

Had the discount rate of 7.6% used by the Group in 2017 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase of Ps.2,552,709 as of December 31, 2017.

Had the discount rate of 6.7% used by the Group in 2016 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase of Ps.2,630,659 as of December 31, 2016.

The reconciliation between defined benefit obligations and post-employment benefit liability (asset) in the consolidated statements of financial position as of December 31, 2017 and 2016, is presented as follows:

	Pensions		Seniority Premiums		2017
Vested benefit obligations	Ps.	394,788	Ps.	324,400	Ps.	719,188
Unvested benefit obligations	1,579,238		120,727		1,699,965
Defined benefit obligations	1,974,026		445,127		2,419,153
Fair value of plan assets	1,240,732		462,326		1,703,058
Underfunded (overfunded) status of the plan assets	733,294		(17,199)		716,095
Post-employment benefit liability (asset)	Ps.	733,294	Ps.	(17,199)	Ps.	716,095

	Pensions		Seniority Premiums		2016
Vested benefit obligations	Ps.	332,024	Ps.	321,391	Ps.	653,415
Unvested benefit obligations	1,734,605		126,215		1,860,820
Defined benefit obligations	2,066,629		447,606		2,514,235
Fair value of plan assets	1,381,896		611,866		1,993,762
Underfunded (overfunded) status of the plan assets	684,733		(164,260)		520,473
Post-employment benefit liability (asset)	Ps.	684,733	Ps.	(164,260)	Ps.	520,473

The components of net periodic pensions and seniority premiums cost for the years ended December 31, consisted of the following:

	2017		2016
Service cost	Ps.	132,055	Ps.	125,952
Interest cost	149,100		144,465
Prior service cost for plan amendments	2,405		(195,396)
Interest of assets	(124,655)		(128,365)
Net cost	Ps.	158,905	Ps.	(53,344)

The Group’s defined benefit obligations, plan assets, funded status and balances in the consolidated statements of financial position as of December 31, 2017 and 2016, associated with post-employment benefits are presented as follows:

	Pensions		Seniority Premiums		2017		2016
Defined benefit obligations:
Beginning of year	Ps.	2,066,629	Ps.	447,606	Ps.	2,514,235	Ps.	2,471,725
Service cost	83,246		48,809		132,055		125,952
Interest cost	120,737		28,363		149,100		144,465
Benefits paid	(307,645)		(261,845)		(569,490)		(244,560)
Remeasurement of post-employment benefit obligations	11,059		179,789		190,848		212,049
Past service cost	—		2,405		2,405		(195,396)
End of year	1,974,026		445,127		2,419,153		2,514,235

Fair value of plan assets:
Beginning of year	1,381,896		611,866		1,993,762		2,064,546
Remeasurement return on plan assets	85,430		39,225		124,655		128,365
Remeasurement of post-employment benefit obligations	(73,870)		(19,939)		(93,809)		(70,471)
Benefits paid	(152,724)		(168,826)		(321,550)		(128,678)
End of year	1,240,732		462,326		1,703,058		1,993,762
Unfunded (overfunded) status of the plan assets	Ps.	733,294	Ps.	(17,199)	Ps.	716,095	Ps.	520,473

The changes in the net post-employment liability (asset) in the consolidated statements of financial position as of December 31, 2017 and 2016, are as follows:

	Pensions		Seniority Premiums		2017		2016

Beginning of net post-employment liability (asset)	Ps.	684,733	Ps.	(164,260)	Ps.	520,473	Ps.	407,179
Net periodic cost	118,553		40,352		158,905		(53,344)
Remeasurement of post-employment benefits	84,929		199,728		284,657		282,520
Benefits paid	(154,921)		(93,019)		(247,940)		(115,882)
Ending net post-employment liability (asset)	Ps.	733,294	Ps.	(17,199)	Ps.	716,095	Ps.	520,473

The post-employment benefits as of December 31, 2017 and 2016 and remeasurements adjustments for the years ended December 31, 2017 and 2016, are summarized as follows:

	2017		2016
Pensions:
Defined benefit obligations	Ps.	1,974,026	Ps.	2,066,629
Plan assets	1,240,732		1,381,896
Unfunded status of plans	733,294		684,733
Remeasurements adjustments(1)	84,929		181,161

Seniority premiums:
Defined benefit obligations	Ps.	445,127	Ps.	447,606
Plan assets	462,326		611,866
Unfunded status of plans	(17,199)		(164,260)
Remeasurements adjustments(1)	199,728		101,359

(1)         On defined benefit obligations and plan assets.

Pensions and Seniority Premiums Plan Assets

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

The weighted average asset allocation by asset category as of December 31, 2017 and 2016, was as follows:

	2017	2016

Equity securities(1)	29.6%	28.2%
Fixed rate instruments	70.4%	71.8%
Total	100.0%	100.0%

(1)         Included within plan assets at December 31, 2017 and 2016, are shares of the Company held by the trust with a fair value of Ps.227,004 and Ps.265,599, respectively.

The weighted average expected long-term rate of return of plan assets of 7.6% and 6.7% were used in determining net periodic pension cost in 2017 and 2016, respectively. The rate used reflected an estimate of long-term future returns for the plan assets. This estimate was primarily a function of the asset classes (equities versus fixed income) in which the plan assets were invested and the analysis of past performance of these asset classes over a long period of time.

This analysis included expected long-term inflation and the risk premiums associated with equity investments and fixed income investments.

The following table summarizes the Group’s plan assets measured at fair value on a recurring basis as of December 31, 2017 and 2016:

	Balance as of December 31, 2017		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Common Stocks(1)	Ps.	227,004	Ps.	227,004	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments)(2)	300,549		300,549		—		—
Money market securities(3)	912,626		912,626		—		—
Other equity securities	262,879		262,879		—		—
Total investment assets	Ps.	1,703,058	Ps.	1,703,058	Ps.	—	Ps.	—

	Balance as of December 31, 2016		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Common Stocks(1)	Ps.	265,599	Ps.	265,599	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments)(2)	434,323		434,323		—		—
Money market securities(3)	1,013,674		1,013,674		—		—
Other equity securities	280,166		280,166		—		—
Total investment assets	Ps.	1,993,762	Ps.	1,993,762	Ps.	—	Ps.	—

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

The Group did not make contributions to its plan assets in 2017 and 2016, and does not expect to make significant contributions to its plan assets in 2018.

The weighted average durations of the defined benefit plans as of December 31, 2017 and 2016, were as follows:

	2017	2016
Seniority Premiums	7.9 years	14.5 years
Pensions	9.7 years	12.3 years

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

GDS representing five CPOs. Non-Mexican holders of CPOs do not have voting rights with respect to the Series “A”, Series “B” and Series “D” Shares.

At December 31, 2017, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued (1)	Repurchased by the Company (2)	Held by a Company’s Trust (3)	Outstanding
Series “A” Shares	123,273.9	(135.3)	(6,350.9)	116,787.7
Series “B” Shares	58,982.9	(119.1)	(4,928.0)	53,935.8
Series “D” Shares	90,086.5	(189.6)	(4,090.1)	85,806.8
Series “L” Shares	90,086.5	(189.6)	(4,090.1)	85,806.8
Total	362,429.8	(633.6)	(19,459.1)	342,337.1

Shares in the form of CPOs	301,145.5	(633.6)	(13,672.7)	286,839.2
Shares not in the form of CPOs	61,284.3	—	(5,786.4)	55,497.9
Total	362,429.8	(633.6)	(19,459.1)	342,337.1
CPOs	2,573.9	(5.4)	(116.9)	2,451.6

(1)         As of December 31, 2017, the authorized and issued capital stock amounted to Ps.4,978,126 (nominal Ps.2,494,410).

(2)         In 2017, the Company repurchased 633.6 million shares, in the form of 5.4 million CPOs, in the amount of Ps.383,808 in connection with a share repurchased program that was approved by the Company’s stockholders.

(3)         In connection with the Company’s Long-Term Retention Plan described below.

A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2017 and 2016, is presented as follows (in millions):

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2016	115,409.0	53,340.3	84,859.5	84,859.5	338,468.3	2,424.6
Acquired (1)	(325.9)	(286.8)	(456.2)	(456.2)	(1,525.1)	(13.1)
Released (1)	1,200.2	747.3	1,188.8	1,188.8	4,325.1	34.0
As of December 31, 2016	116,283.3	53,800.8	85,592.1	85,592.1	341,268.3	2,445.5
Acquired (2)	(135.3)	(119.1)	(189.6)	(189.6)	(633.6)	(5.4)
Acquired (1)	(698.1)	(614.4)	(977.4)	(977.4)	(3,267.3)	(27.9)
Released (1)	1,337.8	868.5	1,381.7	1,381.7	4,969.7	39.4
As of December 31, 2017	116,787.7	53,935.8	85,806.8	85,806.8	342,337.1	2,451.6

(1)         By a Company’s trust in connection with the Company’s Long-Term Retention Plan described below.

(2)         In connection with a share repurchase program.

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

At December 31, 2017, the restated for inflation tax value of the Company’s common stock was Ps.48,411,273. In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 17).

Long-Term Retention Plan

The Company has adopted a Long-Term Retention Plan for the conditional sale of the Company’s capital stock to key Group officers and employees under a special purpose trust.

At the Company’s annual general ordinary stockholders’ meeting held on April 2, 2013, the Company’s stockholders approved that the number of CPOs that may be granted annually under the Long-Term Retention Plan shall be up to 1.5% of the capital of the Company. As of December 31, 2017, approximately 78.1 million CPOs or CPO equivalents that were transferred to Plan Participants were sold in the open market during 2015, 2016 and 2017. Additional sales will continue to take place during or after 2018.

The special purpose trust created to implement the Long-Term Retention Plan as of December 31, 2017 had approximately 166.3 million CPOs or CPO equivalents. This figure is net of approximately 24.3, 37.0 and 42.5 million CPOs or CPO equivalents vested in 2015, 2016 and 2017, respectively. Of the 166.3 million CPOs or CPO equivalents approximately 70% are in the form of CPOs and the remaining 30% are in the form of Series “A”, Series “B”, Series “D” and Series “L” Shares. As of December 31, 2017, approximately 103.6 million CPOs or CPO equivalents have been reserved and will become vested between 2018 and 2020 at prices ranging from Ps.84.92 to Ps.90.59 per CPO which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment Operating Income Before Depreciation and Amortization, or OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others. In November and December 2017, the Company made cash contributions in the aggregate amount of Ps.2,500,000 to the trust held for the Company’s Long-Term Retention Plan.

As of December 31, 2017, the designated Retention Plan trust owned approximately 2.6 million CPOs or CPOs equivalents, which have been reserved to a group of employees, and may be sold at a price at least of Ps.36.52 per CPO, subject to certain conditions, in vesting periods between 2018 and 2023.

The Group has determined its share-based compensation expense (see Note 2 (x)) by using the BSPM at the date on which the stock was conditionally sold to personnel under the Company’s Long-Term Retention Plan, on the following arrangements and weighted-average assumptions:

	Long-Term Retention Plan
Arrangements:
Year of grant	2013	2014	2015	2016	2017
Number of CPOs or CPOs equivalent granted	39,000	39,000	39,000	39,000	37,000
Contractual life	3 years	3 years	3 years	3 years	3 years

Assumptions:
Dividend yield	0.54%	0.39%	0.33%	0.38%	0.38%
Expected volatility (1)	24%	19.07%	26.92%	27.60%	24.58%
Risk-free interest rate	4.79%	4.68%	4.61%	4.83%	7.04%
Expected average life of awards	3.00 years	3.00 years	3.00 years	3.00 years	2.96 years

(1)         Volatility was determined by reference to historically observed prices of the Company’s CPOs.

A summary of the stock conditionally sold to employees as of December 31, is presented below (in Mexican pesos and thousands of CPOs):

	2017		2016
	CPOs or CPOs Equivalent	Weighted- Average Exercise Price	CPOs or CPOs Equivalent	Weighted- Average Exercise Price

Long-Term Retention Plan:
Outstanding at beginning of year	146,293	75.85	144,250	66.60
Conditionally sold	37,000	85.70	39,000	85.10
Paid by employees	(21,962)	44.89	(32,855)	36.84
Forfeited	(3,416)	86.40	(4,102)	83.16
Outstanding at end of year	157,915	79.75	146,293	75.85
To be paid by employees at end of year	54,274	66.75	33,693	46.28

As of December 31, 2017 and 2016, the weighted-average remaining contractual life of the stock conditionally sold to employees under the Long- Term Retention Plan is 1.28 years.

17.  Retained Earnings and Accumulated Other Comprehensive Income

(a)   Retained Earnings:

	Legal Reserve		Unappropriated Earnings		Net Income for the Year		Retained Earnings
Balance at January 1, 2016	Ps.	2,139,007	Ps.	60,101,542	Ps.	10,899,135	Ps.	73,139,684
Appropriation of net income relating to 2015		—		10,899,135		(10,899,135)		—
Dividends paid relating to 2015		—		(1,084,192)		—		(1,084,192)
Sale of repurchased shares		—		(448,766)		—		(448,766)
Net result on acquisition of a non—controlling interest in TVI (see Note 3)		—		(6,324,997)		—		(6,324,997)
Share—based compensation		—		1,392,534		—		1,392,534
Net income for the year 2016		—		—		3,721,406		3,721,406
Balance at December 31, 2016		2,139,007		64,535,256		3,721,406		70,395,669
Appropriation of net income relating to 2016		—		3,721,406		(3,721,406)		—
Dividends paid relating to 2016		—		(1,084,192)		—		(1,084,192)
Sale of repurchased shares		—		(320,654)		—		(320,654)
Share—based compensation		—		1,468,337		—		1,468,337
Net income for the year 2017		—		—		4,524,496		4,524,496
Balance at December 31, 2017	Ps.	2,139,007	Ps.	68,320,153	Ps.	4,524,496	Ps.	74,983,656

In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. As of December 31, 2017 and 2016, the Company’s legal reserve amounted to Ps.2,139,007 and Ps.2,139,007, respectively and was classified into retained earnings in consolidated equity. As the legal reserve reached 20% of the capital stock amount, no additional increases were required in 2017, 2016 and 2015. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the Company’s stockholders.

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

In April 2017, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2017 in the aggregate amount of Ps.1,084,192 (see Note 16).

In February 2018, the Company’s Board of Directors approved a proposal for a dividend of Ps.0.35 per CPO payable in the second quarter of 2018, subject to approval of the Company’s stockholders.

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

In addition, the entities that distribute dividends to its stockholders who are individuals or foreign residents must withhold 10% thereof for income tax purposes, which will be paid in Mexico. The foregoing will not be applicable when distributed dividends arise from the “taxed net earnings account” computed on an individual company basis generated through December 31, 2013.

As of December 31, 2017, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican income tax amounted to Ps.65,634,839.

(b)         Accumulated Other Comprehensive Income:

Changes	Available For- Sale Investments		Warrants Issued by UHI		Exchange Differences		Remeasurement of Post- employment Benefit Obligations		Cash Flow Hedges		Share of Equity Accounts		Income Tax		Total
Accumulated at January 1, 2015	Ps.	7,392,871	Ps.	—	Ps.	185,963	Ps.	35,422	Ps.	(244,787)	Ps.	291,524	Ps.	(1,981,930)	Ps.	5,679,063
Changes in other comprehensive income	644,068		3,303,182		417,205		(162,267)		25,838		19,705		(985,437)		3,262,294
Reclassifications	(5,262,577)		—		—		—		—		—		1,578,774		(3,683,803)
Accumulated at December 31, 2015	2,774,362		3,303,182		603,168		(126,845)		(218,949)		311,229		(1,388,593)		5,257,554
Changes in other comprehensive income	(32,379)		(3,635,399)		660,181		(254,949)		789,208		(42,832)		1,220,400		(1,295,770)
Accumulated at December 31, 2016	2,741,983		(332,217)		1,263,349		(381,794)		570,259		268,397		(168,193)		3,961,784
Changes in other comprehensive income	1,008,675		(280,447)		387,698		(283,945)		231,758		(60,340)		(366,036)		637,363
Accumulated at December 31, 2017	Ps.	3,750,658	Ps.	(612,664)	Ps.	1,651,047	Ps.	(665,739)	Ps.	802,017	Ps.	208,057	Ps.	(534,229)	Ps.	4,599,147

18. Non-controlling Interests

Non-controlling interests as of December 31, 2017 and 2016, consisted of:

	2017		2016
Capital stock	Ps.	1,166,114	Ps.	1,167,078
Additional paid-in capital	3,010,618		3,019,912
Legal reserve	166,694		167,006
Retained earnings from prior years (1)(2)	7,415,129		6,290,209
Net income for the year	2,053,026		1,611,948
Accumulated other comprehensive income (loss):
Cumulative result from foreign currency translation	189,401		243,002
Remeasurement of post-employment benefit obligations on defined benefit plans	(5,832)		(6,671)
	Ps.	13,995,150	Ps.	12,492,484

(1)         In 2017, 2016 and 2015, the holding companies of the Sky segment paid a dividend to its equity owners in the aggregate amount of Ps.1,000,000, Ps.1,000,000 and Ps.750,000, respectively, of which Ps.413,334, Ps.413,334 and Ps.309,985, respectively, were paid to its non-controlling interest.

(2)         In 2017, 2016 and 2015, the stockholders of Radiópolis approved the payment of a dividend in the amount of Ps.90,000, Ps.194,000 and Ps.80,000, respectively, of which Ps.45,000, Ps.97,000 and Ps.40,000, respectively, were paid to its non-controlling interest.

Amounts of consolidated current assets, non-current assets, current liabilities and non-current liabilities of Sky and Empresas Cablevisión as of December 31, 2017 and 2016, are set forth as follows:

	Sky				Empresas Cablevisión
	2017		2016		2017		2016
Assets:
Current assets	Ps.	9,844,640	Ps.	7,504,087	Ps.	4,198,306	Ps.	3,592,938
Non-current assets	19,753,797		21,459,228		18,220,182		18,536,621
Total assets	29,598,437		28,963,315		22,418,488		22,129,559

Liabilities:
Current liabilities	3,527,575		4,079,308		4,502,789		5,123,098
Non-current liabilities	10,092,917		10,686,582		2,684,242		3,380,785
Total liabilities	13,620,492		14,765,890		7,187,031		8,503,883
Net assets	Ps.	15,977,945	Ps.	14,197,425	Ps.	15,231,457	Ps.	13,625,676

Amounts of consolidated net sales, net income and total comprehensive income of Sky and Empresas Cablevisión for the years ended December 31, 2017 and 2016, are set forth as follows:

	Sky				Empresas Cablevisión
	2017		2016		2017		2016
Net sales	Ps.	22,196,629	Ps.	21,941,247	Ps.	12,527,621	Ps.	12,400,266
Non-income	2,904,155		2,401,792		1,596,633		806,751
Total comprehensive income	2,780,519		2,652,008		1,595,548		806,751

As of December 31, 2017, the Group did not have dividends payable.

Amounts of consolidated summarized cash flows of Sky and Empresas Cablevisión for the years ended December 31, 2017 and 2016, are set forth as follows:

	Sky				Empresas Cablevisión
	2017		2016		2017		2016
Cash flows from operating activities	Ps.	8,054,919	Ps.	8,470,718	Ps.	3,983,104	Ps.	4,299,732
Cash flows from investing activities	(3,999,060)		(6,472,268)		(2,504,986)		(3,887,367)
Cash flows from financing activities	(2,094,281)		(66,747)		(789,194)		(150,712)
Net increase in cash and cash equivalents	Ps.	1,961,578	Ps.	1,931,703	Ps.	688,924	Ps.	261,653

19.       Transactions with Related Parties

The principal transactions carried out by the Group with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, for the years ended December 31, 2017, 2016 and 2015 were as follows:

	2017		2016		2015
Revenues, other income and interest income:
Royalties (Univision) (a)	Ps.	5,930,238	Ps.	6,124,679	Ps.	4,986,562
Programming production and transmission rights (b)	1,102,470		745,717		462,410
Telecom services (c)	—		5,593		5,288
Administrative services (d)	86,649		24,753		43,117
Advertising (e)	58,637		78,675		100,024
Other income (f)	—		—		1,038,314
Interest income (g)	80,397		49,511		178,810
Other finance income (h)	—		—		2,194,981
	Ps.	7,258,391	Ps.	7,028,928	Ps.	9,009,506
Costs and expenses
Donations	Ps.	143,470	Ps.	197,122	Ps.	127,641
Administrative services (d)	15,816		31,335		31,142
Technical services (i)	67,752		104,030		156,704
Programming production, transmission rights and telecom (j)	490,698		479,251		403,500
	Ps.	717,736	Ps.	811,738	Ps.	718,987

(a)         The Group receives royalties from Univision for programming provided pursuant to an amended PLA, pursuant to which Univision has the right to broadcast certain Televisa content in the United States for a term that commenced on January 1, 2011 and ends on the later of 2025 (or 2030 upon consummation of a qualified public equity offering of UHI by July 1, 2019) or 7.5 after the Group has sold two-thirds of its initial investment in UHI made in December 2010. The amended PLA includes a provision for certain yearly minimum guaranteed advertising, with a value of U.S.$44.8 million (Ps.849,557), U.S.$43.9 million (Ps.817,249)            and U.S.$69.2 million (Ps.1,104,875) for the fiscal years 2017, 2016 and 2015, respectively, to be provided by Univision, at no cost, for the promotion of the Group’s businesses (see Notes 3, 9 and 10).

(b)         Services rendered to Univision and Televisa CJ Grand in 2017, 2016 and 2015.

(c)          Services rendered to Univision and GTAC in 2016 and 2015.

(d)         The Group receives revenue from and is charged by affiliates for various services, such as equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses.

(e)          Advertising services rendered to OCEN, Univision and Editorial Clío, Libros y Videos, S.A. de C.V. (“Editorial Clío”) in 2017, 2016 and 2015, and Televisa CJ Grand in 2017 and 2016.

(f)           Includes in 2015 an exceptional income from Univision in the amount of U.S.$67.6 million (Ps.1,038,314), as a result of the early termination of a technical assistance agreement with Univision, which cash proceeds were received by the Group in April 2015.

(g)          In 2015 includes interest income from the Group’s investment in convertible debentures issued by UHI in the aggregate amount of Ps.142,010 (see Note 9).

(h)         In July 2015, the Group recognized in consolidated other finance income, net, a cash amount of U.S.$135.1 million (Ps.2,194,981) paid by UHI as a payment for the exchange of the Group’s former investment in Convertible Debentures issued by UHI for Warrants that are exercisable for UHI’s common stock (see Notes 3 and 9).

(i)             In 2017, 2016 and 2015, Sky received services from a subsidiary of DirecTV Latin America for play-out, uplink and downlink of signals.

(j)            Paid mainly to Univision in 2017, 2016 and 2015. The Group pays royalties to Univision for programming provided pursuant to a Mexico License Agreement, under which the Group has the right to broadcast certain Univision’s content in Mexico for the same term as that of the PLA. It also includes payments to GTAC in 2017, 2016 and 2015 (see Notes 3, 9 and 10).

Other transactions with related parties carried out by the Group in the normal course of business include the following:

(1)         A consulting firm controlled by a relative of one of the Company’s directors, has provided consulting services and research in connection with the effects of the Group’s programming on its viewing audience. Total fees for such services during 2017, 2016 and 2015 amounted to Ps.2,581, Ps.16,291 and Ps.21,526, respectively.

(2)         From time to time, two Mexican banks have made loans to the Group, on terms substantially similar to those offered by the banks to third parties. Some members of the Company’s Board serve as Board members of these banks.

(3)         Several other current members of the Company’s Board serve as members of the Boards and/or are stockholders of other companies, some of which purchased advertising services from the Group in connection with the promotion of their respective products and services, paying rates applicable to third-party advertisers for these advertising services.

(4)         During 2017, 2016 and 2015, a professional services firm in which the current Secretary of the Company´s Board maintains an interest provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.33,316, Ps.39,996 and Ps.59,281, respectively.

(5)         During 2017, 2016 and 2015, a professional services firm in which two current directors of the Company maintain an interest provided finance advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.97,272, Ps.19,300 and Ps.16,034, respectively.

(6)         A current member of the Company’s Board serves as a member of the Board of a Mexican company, which controls the principal chain of convenience stores in Mexico. Such company entered into an agreement with the Group to sell online lottery tickets from the Group’s gaming business in its convenience stores. Total fees for such services during 2017, 2016 and 2015 amounted to Ps.2,391, Ps.5,766 and Ps.9,270, respectively. This agreement concluded in November 2017.

(7)         In 2017 and 2016, the Group entered into contracts leasing office space directly or indirectly from certain of our directors and officers for an aggregate annual amount of approximately Ps.26,963 and Ps.26,538, respectively. Management believes that the terms of these leases are comparable to terms that the Group would have entered into with third parties for similar leases.

(8)         In 2016, the Group acquired a remaining non-controlling interest in TVI from a related party (see Note 3).

During 2017, 2016 and 2015, the Group paid to its directors, alternate directors and officers an aggregate compensation of Ps.892,769, Ps.832,905 and Ps.750,208, respectively, for services in all capacities. This compensation included certain amounts related to the use of assets and services of the Group, as well as travel expenses reimbursed to directors and officers. Projected benefit obligations related to the Group’s directors, alternate directors and officers amounted to Ps.164,018, Ps.177,864 and Ps.173,020 as of December 31, 2017, 2016 and 2015, respectively. Cumulative contributions made by the Group to the pension and seniority premium plans on behalf of these directors and officers amounted to Ps.115,467, Ps.140,958 and Ps.144,517 as of December 31, 2017, 2016 and 2015, respectively. In addition, the Group has made conditional sales of the Company’s CPOs to its directors and officers under the Long-term Retention Plan.

In 2015, the Group established a deferred compensation plan for certain officers of its Cable segment, which will be payable in the event that certain revenue and EBITDA targets (as defined) of a five-year plan are met. The present value of this long-term employee benefit obligation as of December 31, 2017 and 2016 amounted to Ps.807,031 and Ps.504,230, respectively, and the related service cost for the years ended December 31, 2017, 2016 and 2015, amounted to Ps.302,801, Ps.340,202 and Ps.164,028, respectively.

The balances of receivables and payables between the Group and related parties as of December 31, 2017 and 2016, were as follows:

	2017		2016
Current receivables
UHI, including Univision (1)	Ps.	657,601	Ps.	684,159
Operadora de Centros de Espectáculos, S.A. de C.V.	41,080		77,044
Editorial Clío	23,045		28,091
Televisa CJ Grand	77,991		77,089
Other	60,503		39,189
	Ps.	860,220	Ps.	905,572
Current payables:
UHI, including Univision (1)	Ps.	964,959	Ps.	1,031,367
DirecTV Group, Inc.	6,713		24,342
Other	19,797		32,517
	Ps.	991,469	Ps.	1,088,226

(1)         As of December 31, 2017 and 2016, the Group recognized a provision in the amount of Ps.964,959 and Ps.1,031,367, respectively, associated with a consulting arrangement entered into by the Group, UHI and an entity controlled by the chairman of the Board of Directors of UHI, by which upon consummation of a qualified initial public offering of the shares of UHI or an alternative exit plan for the main current investors in UHI, the Group would pay the entity a portion of a defined appreciation in excess of certain preferred returns and performance thresholds of UHI. In March 2018, UHI announced that it has determined not to utilize the registration statement initially filed on July 2, 2015 for an initial public offering in the United States. Since the existing obligations contemplate other scenarios under which payment may be required, and such scenarios remain probable, the Company has maintained this payment reserved. As of December 31, 2017 and 2016, receivables from UHI related primarily to the PLA amounted to Ps.657,601 and Ps.684,159, respectively.

All significant account balances included in amounts due from affiliates bear interest. In 2017 and 2016, average interest rates of 9.1% and 6.6% were charged, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.

Customer deposits and advances as of December 31, 2017 and 2016, included deposits and advances from affiliates and other related parties, in an aggregate amount of Ps.296,604 and Ps.717,662, respectively, which were primarily made by UHI, including Univision.

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

The amounts of depreciation, amortization and other amortization included in cost of sales, selling expenses and administrative expenses for the years ended December 31, 2017, 2016 and 2015, were as follows:

	2017		2016		2015

Cost of sales	Ps.	13,329,335	Ps.	11,903,806	Ps.	10,336,861
Selling expenses	1,270,529		1,183,230		951,572
Administrative expenses	4,441,084		4,244,038		3,652,356
	Ps.	19,040,948	Ps.	17,331,074	Ps.	14,940,789

Short-term employee benefits, share-based compensation and post-employment benefits incurred by the Group for the years ended December 31, 2017, 2016 and 2015, were as follows:

	2017		2016		2015
Short-term employee benefits	Ps.	16,124,608	Ps.	15,438,218	Ps.	17,245,568
Share-based compensation	1,489,884		1,410,492		1,199,489
Post-employment benefits	158,905		53,344		38,334
	Ps.	17,773,397	Ps.	16,902,054	Ps.	18,483,391

21.  Other Expense, Net

Other expense (income) for the years ended December 31, 2017, 2016 and 2015 is analyzed as follows:

	2017		2016		2015
Loss (gain) on disposition of investment (1)	Ps.	295,194	Ps.	312	Ps.	(65,599)
Donations (see Note 19)	159,605		195,005		148,159
Financial, legal and accounting advisory and professional services (2)	269,385		833,618		485,594
Loss on disposition of property and equipment (3)	118,817		810,825		366,545
Impairment adjustments (4)	89,597		6,851		131,065
Other income from Univision (5)	—		—		(1,038,314)
Deferred compensation (see Note 19)	302,801		340,202		164,028
Dismissal severance expense (6)	984,816		912,173		342,382
Other, net	166,119		38,398		(205,383)
	Ps.	2,386,334	Ps.	3,137,384	Ps.	328,477

(1)         In 2017, included a loss on disposition of a publishing business in Argentina, which was classified in the Group’s Other Business segment.

(2)         Includes primarily legal, financial advisory and professional services in connection with certain litigation and other matters (see Notes 3 and 19).

(3)         In 2016, includes costs incurred in connection with the cancellation of a contract for a new satellite in the Group’s Sky segment in the amount of Ps.259,340.

(4)         The Group recognized impairment adjustments in connection with trademarks in 2017 and 2016, and goodwill and trademarks in 2015 in its Publishing business (see Note 12).

(5)         In 2015, this income was related to cash received from Univision in the amount of U.S.$67.6 million (Ps.1,038,314), as a result of the early termination of a technical assistance agreement with Univision.

(6)         In 2017 and 2016, includes a severance expense in connection with the dismissal of personnel in the Group’s Content, Cable and Other Businesses segments, as a part of a cost reduction plan.

22.  Finance Expense, Net

Finance (expense) income, net, for the years ended December 31, 2017, 2016 and 2015, included:

	2017		2016		2015
Interest expense (1)	Ps.	(9,245,671)	Ps.	(8,497,919)	Ps.	(6,239,387)
Foreign exchange loss, net (2)	—		(2,490,296)		(2,426,011)
Other finance expense, net (3)	—		(43,370)		—
Finance expense	(9,245,671)		(11,031,585)		(8,665,398)
Interest income (4)	2,268,711		1,499,473		1,027,758
Foreign exchange gain, net (2)	768,923		—		—
Other finance income, net (3)	903,204		—		7,514,784
Finance income	3,940,838		1,499,473		8,542,542
Finance expense, net	Ps.	(5,304,833)	Ps.	(9,532,112)	Ps.	(122,856)

(1)         In 2017, interest expense include fees for the prepayment in full of the Senior Notes due 2018, in the amount of Ps.158,496 (see Note 13).

(2)         In 2017, 2016 and 2015, foreign exchange gain or loss, net, included (i) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary liability position, excluding long-term debt designated as hedging instrument of the Group’s investments in UHI and Open Ended Fund, during the years ended December 31, 2017, 2016 and 2015; and (ii) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary asset position during the years ended December 31, 2017, 2016 and 2015 (see Notes 4 and 13). The exchange rate of the Mexican peso against the U.S. dollar as of December 31, 2017, 2016 and 2015 was of Ps.19.7051, Ps.20.6356 and Ps.17.2160, respectively.

(3)         In 2017, 2016 and 2015, other finance income or expense, net, included gain or loss from derivative financial instruments. In 2015, other finance income, net, included changes in fair value from an embedded derivative in a host contract related to the Group’s former investment in Convertible Debentures issued by UHI in the amount of Ps.409,196, as well as gain or loss from derivative financial instruments. In 2015 also included reclassifications in the aggregate amount of Ps.5,262,577 from accumulated other comprehensive income in consolidated equity in connection with cumulative gains related to changes in fair value of the Group’s former available-for-sale investments in Convertible Debentures (Ps.4,718,175) and Imagina (Ps.544,402); and a cash amount of U.S.$135.1 million (Ps.2,194,981) received for the exchange of Convertible Debentures issued by UHI for Warrants that are exercisable for UHI’s common stock (see Notes 3, 9, 10 and 14).

(4)         In 2017, 2016 and 2015, included primarily gains from cash equivalents and instruments held for trading. In 2015, included interest income from the Group’s investment in Convertible Debentures issued by UHI in the amount of Ps.142,010. (see Notes 3, 6, 9, 10 and 14).

23.  Income Taxes

The income tax provision for the years ended December 31, 2017, 2016 and 2015 was comprised of:

	2017		2016		2015
Income taxes, current (1)	Ps.	5,382,865	Ps.	6,724,071	Ps.	7,380,430
Income taxes, deferred	(1,108,745)		(3,851,836)		(1,048,212)
	Ps.	4,274,120	Ps.	2,872,235	Ps	6,332,218

(1)         The current income tax of Mexican companies payable in Mexico represented 93%, 93% and 94% of total current income taxes in 2017, 2016 and 2015, respectively.

The Mexican corporate income tax rate was 30% in 2017, 2016 and 2015. In accordance with the 2014 Tax Reform, the corporate income tax rate will be 30% in 2018 and thereafter.

2014 Tax Reform

In the last quarter of 2013, the Mexican Congress approved a new Tax Reform (the “2014 Tax Reform”), which became effective as of January 1, 2014. Among the tax reforms approved by the Mexican Congress, one of the most relevant changes was the elimination of the tax consolidation regime allowed for Mexican controlling companies through December 31, 2013. As a result of this change, beginning on January 1, 2014, the Company is no longer allowed to consolidate income or loss of its Mexican subsidiaries for income tax purposes and (i) accounted for an additional income tax liability for the elimination of the tax consolidation regime in the aggregate amount of Ps.6,813,595 as of December 31, 2013; (ii) recognized a benefit from tax loss carryforwards of Mexican companies in the Group in the aggregate amount of Ps.7,936,044 as of December 31, 2013; and (iii) adjusted the carrying amount of deferred income taxes from temporary differences by recognizing such effects on a separate company basis by using the enacted corporate income tax rate as of December 31, 2013.

The income tax payable as of December 31, 2017 and 2016, in connection with the 2014 Mexican Tax Reform, are as follows:

	2017		2016
Tax losses of subsidiaries, net	Ps.	6,582,543	Ps.	7,575,347
Less: Current portion (a)	1,851,923		1,188,470
Non-current portion (b)	Ps.	4,730,620	Ps.	6,386,877

(a)         Accounted for as current income taxes payable in the consolidated statement of financial position as of December 31, 2017 and 2016.

(b)         Accounted for as non-current income taxes payable in the consolidated statement of financial position as of December 31, 2017 and 2016.

Maturities of income tax payable, in connection with the 2014 Mexican Tax Reform, are as follows:

2018	Ps.	1,851,923
2019	1,733,977
2020	1,364,183
2021	942,553
2022	578,437
2023	111,470
	Ps.	6,582,543

The following items represent the principal differences between income taxes computed at the statutory rate and the Group’s provision for income taxes.

	% 2017	% 2016	% 2015
Statutory income tax rate	30	30	30
Differences between accounting and tax bases, primarily tax inflation gain that is not recognized for accounting purposes	10	1	4
Asset tax	—	5	—
Tax loss carryforwards	(2)	(20)	(10)
2014 Tax Reform	1	19	1
Foreign operations	5	4	(2)
Disposition of investment	—	—	10
Share of income in associates and joint ventures, net	(5)	(4)	—
Exchange of Convertible Debentures for Warrants of UHI	—	—	1
Effective income tax rate	39	35	34

The Group has recognized the benefits from tax loss carryforwards of Mexican companies in the Group as of December 31, 2017 and 2016. The years of expiration of tax loss carryforwards as of December 31, 2017 are as follows:

Year of Expiration	Tax Loss Carryforwards For Which Deferred Taxes Were Recognized
2018	Ps.	55,400
2019	819,597
2020	232,925
2021	7,210,423
2022	10,626,630
Thereafter	22,418,325
	Ps.	41,363,300

As of December 31, 2017, tax loss carryforwards of Mexican companies in the Group for which deferred tax assets were not recognized amounted to Ps.2,283,423, and will expire between 2019 and 2027.

During 2017, 2016 and 2015, certain Mexican subsidiaries utilized operating tax loss carryforwards in the amounts of Ps.5,806,602, Ps.1,236,444 and Ps.2,931,218, respectively.

In addition to the tax loss carryforwards of Mexican companies in the Group referred as of December 31, 2017, the Group has recognized the benefit from tax loss carryforwards derived from the disposal in 2014 of its investment in GSF in the amount of Ps.13,996,133 (see Note 3). As of December 31, 2017, tax loss carryforwards derived from this disposal for which deferred taxes were recognized amounted to Ps.10,497,100, and will expire in 2025.

As of December 31, 2017, tax loss carryforwards of subsidiaries in South America, the United States, and Europe amounted to Ps.2,925,562, and will expire between 2018 and 2036.

The deferred income taxes as of December 31, 2017 and 2016, were principally derived from the following temporary differences and tax loss carryforwards:

	2017		2016
Assets:
Accrued liabilities	Ps.	3,388,289	Ps.	3,208,863
Allowance for doubtful accounts	1,115,990		1,160,708
Customer advances	2,230,958		2,761,196
Property, plant and equipment, net	1,159,085		—
Tax loss carryforwards:
Operating	10,596,342		11,448,996
Capital	1,812,648		2,380,620

Liabilities:
Investments (1)	(3,968,176)		(4,471,232)
Property, plant and equipment, net	—		(305,654)
Derivative financial instruments	(355,051)		—
Intangible assets and transmission rights	(2,646,267)		(2,898,572)
Prepaid expenses and other items	(1,274,056)		(1,184,163)
Deferred income taxes of Mexican companies	12,059,762		12,100,762
Deferred income tax assets of foreign subsidiaries	257,769		279,683
Deferred income tax assets, net	Ps.	12,317,531	Ps.	12,380,445

(1)         Net of the benefit from tax loss carryforwards derived from the disposal in 2014 of the Group’s investment in GSF, in the amount of Ps.3,149,130 and Ps.2,914,499 in 2017 and 2016, respectively.

The deferred tax assets are in tax jurisdictions in which the Group considers that based on financial projections of its cash flows, results of operations and synergies between subsidiaries, will generate taxable income in subsequent periods.

The gross rollforward of deferred income tax assets, net, is as follows:

	2017		2016
At January 1	Ps.	12,380,445	Ps.	7,665,038
Income statement credit	1,108,745		3,851,836
Other comprehensive income and equity (charge) credit	(1,080,344)		863,571
Loss on disposition of a Publishing business	(91,315)		—
At December 31	Ps.	12,317,531	Ps.	12,380,445

The rollforward of deferred income tax assets and liabilities for the year 2017, was as follows:

At January 1, 2017	Credit (Charge) to Income Statement	Credit (Charge) to Other Comprehensive Income and Equity	At December 31, 2017
Assets:
Accrued liabilities	Ps.	3,208,863	Ps.	179,426	Ps.	—	Ps.	3,388,289
Allowance for doubtful accounts	1,160,708	(44,718)	—	1,115,990
Customer advances	2,761,196	(530,238)	—	2,230,958
Property, plant and equipment, net	—	1,159,085	—	1,159,085
Tax loss carryforwards	13,829,616	(628,278)	(792,348)	12,408,990
Deferred income tax assets of foreign subsidiaries	279,683	(21,914)	—	257,769

Liabilities:
Investments	(4,471,232)	721,525	(218,469)	(3,968,176)
Property, plant and equipment, net	(305,654)	305,654	—	—
Derivative financial instruments	—	(355,051)	—	(355,051)
Intangible assets and transmission rights	(2,898,572)	252,305	—	(2,646,267)
Prepaid expenses and other items	(1,184,163)	(20,366)	(69,527)	(1,274,056)
Deferred income tax assets, net	Ps.	12,380,445	Ps.	1,017,430	Ps.	(1,080,344)	Ps.	12,317,531

The rollforward of deferred income tax assets and liabilities for the year 2016, was as follows:

	At January 1, 2016		Credit (Charge) to Income Statement		Credit (Charge) to Other Comprehensive Income		At December 31. 2016
Assets:
Accrued liabilities	Ps.	2,656,354	Ps.	552,509	Ps.	—	Ps.	3,208,863
Allowance for doubtful accounts	1,187,427		(26,719)		—		1,160,708
Customer advances	2,598,037		163,159		—		2,761,196
Tax loss carryforwards	10,196,480		3,633,136		—		13,829,616
Deferred income tax assets of foreign subsidiaries	195,348		84,335		—		279,683
Asset tax	402,880		(402,880)		—		—

Liabilities:
Investments	(3,504,137)		(2,067,429)		1,100,334		(4,471,232)
Property, plant and equipment, net	(954,678)		649,024		—		(305,654)
Derivative financial instruments	(1,801)		1,801		—		—
Intangible assets and transmission rights	(3,922,230)		1,023,658		—		(2,898,572)
Prepaid expenses and other items	(1,188,642)		241,242		(236,763)		(1,184,163)
Deferred income tax assets, net	Ps.	7,665,038	Ps.	3,851,836	Ps.	863,571	Ps.	12,380,445

The tax (charge) credit relating to components of other comprehensive income is as follows:

	2017
	Before Tax		Tax (Charge) Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	(283,106)	Ps.	—	Ps.	(283,106)
Exchange differences on translating foreign operations	334,097		(78,040)		256,057
Derivative financial instruments cash flow hedges	231,758		(69,527)		162,231
Warrants exercisable for common stock of UHI	(280,447)		84,134		(196,313)
Available-for-sale investments	1,008,675		(302,603)		706,072
Share of loss of associates and joint ventures	(60,340)		—		(60,340)
Other comprehensive income	Ps.	950,637	Ps.	(366,036)	Ps.	584,601
Current tax			Ps.	(78,040)
Deferred tax			(287,996)
			Ps.	(366,036)

	2016
	Before Tax		Tax (Charge) Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	(255,713)	Ps.	—	Ps.	(255,713)
Exchange differences on translating foreign operations	767,165		356,829		1,123,994
Derivative financial instruments cash flow hedges	789,208		(236,763)		552,445
Warrants exercisable for common stock of UHI	(3,635,399)		1,090,620		(2,544,779)
Available-for-sale investments	(32,379)		9,714		(22,665)
Share of loss of associates and joint ventures	(42,832)		—		(42,832)
Other comprehensive loss	Ps.	(2,409,950)	Ps.	1,220,400	Ps.	(1,189,550)
Current tax			Ps.	356,829
Deferred tax			863,571
			Ps.	1,220,400

	2015
	Before Tax		Tax (Charge) Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	(166,044)	Ps.	—	Ps.	(166,044)
Exchange differences on translating foreign operations	498,954		206,520		705,474
Equity instruments	405,132		(121,541)		283,591
Cumulative gain in fair value from equity instruments reclassified to other finance income	(544,402)		163,321		(381,081)
Derivative financial instruments cash flow hedges	25,838		(7,751)		18,087
Convertible Debentures due 2025 issued by UHI	319,307		(95,821)		223,486
Cumulative gain in fair value from Convertible Debentures issuedby UHI reclassified to other finance income	(4,718,175)		1,415,453		(3,302,722)
Warrants exercisable for common stock of UHI	3,303,182		(990,955)		2,312,227
Available-for-sale investments	(80,371)		24,111		(56,260)
Share of income of associates and joint ventures	19,705		—		19,705
Other comprehensive loss	Ps.	(936,874)	Ps.	593,337	Ps.	(343,537)
Current tax			Ps.	206,520
Deferred tax			386,817
			Ps.	593,337

The Group does not recognize deferred income tax liabilities related to its investments in associates and joint ventures, as the Group is able to control the timing of the reversal of temporary differences arising from these investments. As of December 31, 2017 and 2016, the deferred tax liabilities in connection with the Group’s investments in associates and joint ventures amounted to an aggregate of Ps.1,383,713 and Ps.1,252,044, respectively.

24.  Earnings per CPO/Share

At December 31, 2017 and 2016, the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2017	2016
Total Shares	344,032,527	341,017,197
CPOs	2,466,848	2,444,082
Shares not in the form of CPO units:
Series “A” Shares	55,410,684	55,058,962
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

Basic earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2017, 2016 and 2015, are presented as follows:

	2017				2016				2015
	Per CPO		Per Share(*)		Per CPO		Per Share(*)		Per CPO		Per Share(*)
Net income attributable to stockholders of the Company	Ps.	1.54	Ps.	0.01	Ps.	1.28	Ps.	0.01	Ps.	3.77	Ps.	0.03

(*)         Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.

Diluted earnings per CPO and per Share attributable to stockholders of the Company:

	2017	2016
Total Shares	362,373,163	362,429,887
CPOs	2,573,409	2,573,894
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

Diluted earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2017, 2016 and 2015, are presented as follows:

	2017				2016				2015
	Per CPO		Per Share(*)		Per CPO		Per Share(*)		Per CPO		Per Share(*)
Net income attributable to stockholders of the Company	Ps.	1.46	Ps.	0.01	Ps.	1.20	Ps.	0.01	Ps.	3.52	Ps.	0.03

(*)         Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.

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

The Network Subscription revenue is derived from domestic and international programming services provided to independent cable television systems in Mexico and the Group’s direct-to-home (“DTH”) satellite and cable television businesses. These programming services for cable and pay- per-view television companies are provided in Mexico, other countries in Latin America, the United States and Europe. The programming services consist of both programming produced by the Group and programming produced by others.

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

The cable multiple system businesses derive revenues from cable subscribers, principally from basic and premium television services subscription, pay- per-view fees, installation fees, Internet services subscription and telephone services subscription as well as from local and national advertising sales.

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

The table below presents information by segment and a reconciliation to consolidated total for the years ended December 31, 2017, 2016 and 2015:

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2017:
Content	Ps.	33,997,220	Ps.	2,445,233	Ps.	31,551,987	Ps	12,825,259
Sky	22,196,629		127,129		22,069,500		10,106,623
Cable	33,048,310		225,755		32,822,555		14,034,796
Other Businesses	8,376,270		546,077		7,830,193		490,106
Segment totals	97,618,429		3,344,194		94,274,235		37,456,784
Reconciliation to consolidated amounts:
Eliminations and corporate expenses	(3,344,194)		(3,344,194)		—		(2,290,974)
Depreciation and amortization expense	—		—		—		(18,536,274)
Consolidated net sales and income before other expense	94,274,235		—		94,274,235		16,629,536		(1)
Other expense, net	—		—		—		(2,386,334)
Consolidated net sales and operating income	Ps.	94,274,235	Ps.	—	Ps.	94,274,235	Ps.	14,243,202	(2)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2016:
Content	Ps.	36,686,676	Ps.	2,314,419	Ps.	34,372,257	Ps.	14,748,037
Sky	21,941,247		70,954		21,870,293		9,898,516
Cable	31,891,616		162,364		31,729,252		13,236,117
Other Businesses	8,828,248		512,687		8,315,561		1,040,571
Segment totals	99,347,787		3,060,424		96,287,363		38,923,241
Reconciliation to consolidated amounts:
Eliminations and corporate expenses	(3,060,424)		(3,060,424)		—		(2,207,927)
Depreciation and amortization expense	—		—		—		(16,979,833)
Consolidated net sales and income before other expense	96,287,363		—		96,287,363		19,735,481		(1)
Other expense, net	—		—		—		(3,137,384)
Consolidated net sales and operating income	Ps.	96,287,363	Ps.	—	Ps.	96,287,363	Ps.	16,598,097	(2)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2015:
Content	Ps.	34,332,572	Ps.	1,462,004	Ps.	32,870,568	Ps.	14,564,225
Sky	19,253,526		107,197		19,146,329		8,972,258
Cable(3)	28,488,313		148,887		28,339,426		11,405,556
Other Businesses	8,124,337		428,831		7,695,506		753,340
Segment totals	90,198,748		2,146,919		88,051,829		35,695,379
Reconciliation to consolidated amounts:
Eliminations and corporate expenses	(2,146,919)		(2,146,919)		—		(1,960,848)
Depreciation and amortization expense	—		—		—		(14,660,929)
Consolidated net sales and income before other expense	88,051,829		—		88,051,829		19,073,602		(1)
Other expense, net	—		—		—		(328,477)
Consolidated net sales and operating income	Ps.	88,051,829	Ps.	—	Ps.	88,051,829	Ps.	18,745,125	(2)

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

Allocation of Corporate Expenses

Non-allocated corporate expenses primarily include share-based compensation expense for certain key officers and employees in connection with the Company’s Long-term Retention Plan, as well as other general expenses that because of their nature and characteristics are not subject to be allocated within the Group’s business segments.

The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31, 2017, 2016 and 2015:

	Segment Assets at Year-End		Segment Liabilities at Year-End		Additions to Property, Plant and Equipment
2017:
Continuing operations:
Content	Ps.	96,867,918	Ps.	44,129,769	Ps.	1,627,250
Sky	27,977,530		13,333,944		4,020,282
Cable	89,803,959		22,675,417		10,615,147
Other Businesses	10,350,464		3,261,984		496,887
Total	Ps.	224,999,871	Ps.	83,401,114	Ps.	16,759,566

2016:
Continuing operations:
Content	Ps.	112,639,928	Ps.	50,758,643	Ps.	2,677,448
Sky	28,359,148		14,227,757		6,297,131
Cable	86,194,625		25,624,966		18,450,446
Other Businesses	10,518,818		3,529,459		516,560
Total	Ps.	237,712,519	Ps.	94,140,825	Ps.	27,941,585

2015:
Continuing operations:	.
Content	Ps.	113,461,639	Ps.	43,668,182	Ps.	2,641,189
Sky	25,199,299		9,190,384		5,561,502
Cable	66,971,510		18,222,294		17,166,959
Other Businesses	11,375,305		3,169,793		333,419
Total	Ps.	217,007,753	Ps.	74,250,653	Ps.	25,703,069

Segment assets reconcile to total assets as of December 31, 2017 and 2016, as follows:

	2017		2016
Segment assets	Ps.	224,999,871	Ps.	237,712,519
Investments attributable to:
Content (1)	57,206,369		56,500,230
Cable	721,076		728,775
Other Businesses	180,159		—
Goodwill attributable to:
Content	241,973		241,973
Cable	13,793,684		13,793,684
Other Businesses	76,969		76,969
Total assets	Ps.	297,220,101	Ps.	309,054,150

(1)         Includes goodwill attributable to equity investments of Ps.359,613 in 2017 and 2016 (see Note 10).

Equity method gain recognized in income for the years ended December 31, 2017, 2016 and 2015 attributable to equity investments in Content, was Ps.1,957,544, Ps.1,189,517 and Ps.50,498, respectively.

Equity method loss recognized in income for the years ended December 31, 2017, 2016 and 2015 attributable to equity investments in Cable, was Ps.61,930, Ps.49,913 and Ps.15,099, respectively.

Segment liabilities reconcile to total liabilities as of December 31, 2017 and 2016, as follows:

	2017		2016
Segment liabilities	Ps.	83,401,114	Ps.	94,140,825
Debt not allocated to segments	114,162,073		118,628,925
Total liabilities	Ps.	197,563,187	Ps.	212,769,750

Geographical segment information:

	Total Net Sales		Segment Assets at Year-End		Additions to Property, Plant and Equipment
2017:
Mexico	Ps.	81,308,749	Ps.	219,206,662	Ps.	16,709,852
Other countries	12,965,486		5,793,209		49,714
	Ps.	94,274,235	Ps.	224,999,871	Ps.	16,759,566

2016:
Mexico	Ps.	82,340,312	Ps.	229,472,576	Ps.	27,836,033
Other countries	13,947,051		8,239,943		105,552
	Ps.	96,287,363	Ps.	237,712,519	Ps.	27,941,585

2015:
Mexico	Ps.	75,926,603	Ps.	208,022,938	Ps.	25,290,033
Other countries	12,125,226		8,984,815		413,036
	Ps.	88,051,829	Ps.	217,007,753	Ps.	25,703,069

Net sales are attributed to geographical segment based on the location of customers.

Disaggregation of Total Revenues

The table below present total revenues for each reportable segment disaggregated by major service/product lines and primary geographical market for the years ended December 31, 2017, 2016 and 2015:

	Domestic		Export		Abroad		Total
2017:
Content:
Advertising	Ps.	20,366,184	Ps.	262,734	Ps.	90,164	Ps.	20,719,082
Network Subscription Revenue	2,704,998		1,353,090		—		4,058,088
Licensing and Syndication	949,440		8,270,610		—		9,220,050

Sky:
DTH Broadcast Satellite TV (a)	19,810,392		—		1,534,681		21,345,073
Advertising	651,689		—		—		651,689
Pay-Per-View	199,867		—		—		199,867

Cable:
Digital TV Service (a)	12,978,715		—		—		12,978,715
Advertising	817,330		—		—		817,330
Broadband Services (a)	11,357,448		—		—		11,357,448
Telephony (a)	2,944,263		—		—		2,944,263
Other Services	522,003		—		—		522,003
Telecommunications Networks	4,173,146		—		255,405		4,428,551

Other Businesses:
Gaming	2,852,013		—		—		2,852,013
Soccer, Sports and Show Business Promotion	1,447,731		118,424		—		1,566,155
Publishing - Magazines	460,045		—		366,897		826,942
Publishing - Advertising	614,478		—		454,886		1,069,364
Publishing Distribution	286,500		—		62,177		348,677
Radio - Advertising	851,140		—		—		851,140
Feature Film Production and Distribution	647,730		45,250		168,999		861,979
Segment total	84,635,112		10,050,108		2,933,209		97,618,429
Intersegment eliminations	(3,326,363)		—		(17,831)		(3,344,194)
Consolidated total revenues	Ps.	81,308,749	Ps.	10,050,108	Ps.	2,915,378	Ps.	94,274,235

	Domestic		Export		Abroad		Total
2016:
Content:
Advertising	Ps.	22,636,449	Ps.	376,106	Ps.	210,638	Ps.	23,223,193
Network Subscription Revenue	3,079,041		1,320,300		—		4,399,341
Licensing and Syndication	711,468		8,352,674		—		9,064,142

Sky:
DTH Broadcast Satellite TV (a)	19,627,851		—		1,637,774		21,265,625
Advertising	412,512		—		—		412,512
Pay-Per-View	263,110		—		—		263,110

Cable:
Digital TV Service (a)	13,051,572		—		—		13,051,572
Advertising	678,816		—		—		678,816
Broadband Services (a)	9,709,197		—		—		9,709,197
Telephony (a)	3,103,765		—		—		3,103,765
Other Services	561,386		—		—		561,386
Telecommunications Networks	4,409,366		—		377,514		4,786,880

Other Businesses:
Gaming	2,653,990		—		—		2,653,990
Soccer, Sports and Show Business Promotion	1,581,705		220,319		—		1,802,024
Publishing - Magazines	535,478		—		480,101		1,015,579
Publishing - Advertising	769,009		—		691,501		1,460,510
Publishing Distribution	318,924		—		81,645		400,569
Radio - Advertising	814,176		—		—		814,176
Feature Film Production and Distribution	463,761		50,762		166,877		681,400
Segment total	85,381,576		10,320,161		3,646,050		99,347,787
Intersegment eliminations	(3,041,264)		—		(19,160)		(3,060,424)
Consolidated total revenues	Ps.	82,340,312	Ps.	10,320,161	Ps.	3,626,890	Ps.	96,287,363

	Domestic		Export		Abroad		Total
2015:
Content:
Advertising	Ps.	22,503,689	Ps.	344,215	Ps.	181,418	Ps.	23,029,322
Network Subscription Revenue	2,526,170		1,069,210		—		3,595,380
Licensing and Syndication	751,686		6,956,184		—		7,707,870

Sky:
DTH Broadcast Satellite TV(a)	17,419,980		—		1,310,710		18,730,690
Advertising	319,585		—		—		319,585
Pay-Per-View	203,251		—		—		203,251

Cable:
Digital TV Service (a)	12,203,074		—		—		12,203,074
Advertising	606,612		—		—		606,612
Broadband Services (a)	7,617,723		—		—		7,617,723
Telephony (a)	3,202,670		—		—		3,202,670
Other Services	441,967		—		—		441,967
Telecommunications Networks	3,989,715		—		426,552		4,416,267

Other Businesses:
Gaming	2,367,190		—		—		2,367,190
Soccer, Sports and Show Business Promotion	1,132,314		129,374		—		1,261,688
Publishing - Magazines	533,520		—		606,144		1,139,664
Publishing - Advertising	665,296		—		809,882		1,475,178
Publishing Distribution	228,345		—		89,987		318,332
Radio - Advertising	786,735		—		—		786,735
Feature Film Production and Distribution	558,738		22,295		194,517		775,550
Segment total	78,058,260		8,521,278		3,619,210		90,198,748
Intersegment eliminations	(2,131,657)		—		(15,262)		(2,146,919)
Consolidated total revenues	Ps.	75,926,603	Ps.	8,521,278	Ps.	3,603,948	Ps.	88,051,829

(a)         DTH Broadcast Satellite TV revenues include revenue from leasing set-top equipment to subscribers in the Sky segment in the amount of Ps.9,894,292, Ps.9,266,056 and Ps.8,226,584, for the years ended December 31, 2017, 2016 and 2015, respectively, Digital TV Service revenues include revenue from leasing set-top equipment to subscribers in the Cable segment in the amount of Ps.3,062,826, Ps.3,072,701 and Ps.2,674,947, for the years ended December 31, 2017, 2016 and 2015, respectively. Revenue from leasing set-top equipment to subscribers is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group’s property and equipment and is leased to subscribers through operating lease contracts.

Net sales from external customers for the years ended December 31, 2017, 2016 and 2015 are presented by sale source, as follows:

	2017		2016		2015
Services	Ps.	70,408,764	Ps.	72,915,848	Ps.	67,452,100
Royalties	8,533,751		8,526,197		7,097,435
Goods	2,133,122		2,317,315		2,415,371
Leases (1)	13,198,598		12,528,003		11,086,923
Total	Ps.	94,274,235	Ps.	96,287,363	Ps.	88,051,829

(1)         This line includes primarily revenue from leasing set-top equipment to subscribers in the Sky and Cable segments, which is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group’s property and equipment and is leased to subscribers through operating lease contracts.

26.       Commitments and Contingencies

Commitments

As of December 31, 2017, the Group had commitments for programming and transmission rights, mainly related to special events, in the aggregate amount of U.S.$115.0 million (Ps.2,266,205) and U.S.$835 million (Ps.16,456,320), respectively, with various payment commitments between 2018 and 2030.

At December 31, 2017, the Group had commitments in an aggregate amount of Ps.1,851,150, of which Ps.127,685 were commitments related to gaming operations, Ps.66,381 were commitments to acquire television technical equipment, Ps.274,309 were commitments for the acquisition of software and related services, and Ps.1,382,775 were construction commitments for building improvements and technical facilities.

In connection with a long-term credit facility, the Group expects to provide financing to GTAC in 2018 in the principal amount of Ps.178,600 (see Note 10).

At December 31, 2017, the Group had the following aggregate minimum annual commitments for the use of satellite transponders:

	Thousands of U.S. dollars
2018	U.S.$	7,391
2019	4,423
2020	4,099
2021 and thereafter	3,760
	U.S.$	19,673

The Group leases facilities, primarily for its Gaming business, under operating leases expiring through 2047.

As of December 31, 2017, non-cancellable annual lease commitments (undiscounted) are as follows:

2018	Ps.	640,551
2019	606,847
2020	542,344
2021	507,932
2022	355,072
Thereafter	539,733
	Ps.	3,192,479

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

Infrastructure sharing - The Preponderant Economic Agent must make its passive broadcasting infrastructure (as defined in the preponderance decision) available to third-party concessionaries of broadcast television (as defined in the preponderance decision) for commercial purposes in a non discriminatory and non-exclusive  manner.

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

Over-the-air channels - When the Preponderant Economic Agent offers any of its over-the-air channels, or channels that have at least 50% of the programming that is broadcast daily in certain time on such channels, to its affiliates, subsidiaries, related partiers and third parties, for distribution through a different technological platform than over-

the-air-broadcast television, the Preponderant Economic Agent must offer these channels to any other person that asks for distribution over the same platform as the Preponderant Economic Agent has offered, on the same terms and conditions.

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

Sharing of infrastructure - In addition to the previously imposed obligations regarding the sharing of passive infrastructure, the New Preponderance Measures have included the service of signal emissions in the event that no passive infrastructure exists on the relevant requested site. In addition, the New Preponderance Measures strengthen the supervision of the services provided by the Group and the tariffs arrangements made with its clients, and include certain rules relating to the publicity of its tariffs. A new electronic management system is also included as part of the new measures which will facilitate the access to certain information by users of the Group’s infrastructure as well as by IFT.

Prohibition to acquire certain exclusive content for broadcasting - This measure has been modified by enabling the Group to acquire relevant content under certain circumstances, as long as it obtains the right to sublicense such transmission rights to other broadcasters of over-the-air television in Mexico on non-discriminatory terms.

Advertising services - IFT modified this measure mainly by including specific requirements to the Group in its provision of over-the-air advertising services, particularly, to telecommunications companies. Such requirements include, among others: a) publishing and delivering to IFT specific information regarding tariffs, discount plans, contracting and sales terms and conditions, contract forms and other relevant practices; and b) terms and conditions that prohibit discrimination or refusal to deal, conditioned sales and other conditions that inhibit competition. The Group began the process of providing very detailed information to IFT on a recurrent basis of over the air advertising services related to telecommunications companies.

Accounting separation - The Group began the process of implementing the accouting separation methodologies under the criteria defined by IFT, published in the Official Gazette of the Federation on December 29, 2017.

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

Contingencies

In March 2015, the investigative authority of the IFT issued a preliminary opinion that presumed the probable existence of substantial power in the market of restricted television and audio services in Mexico, with respect to the Company and certain of its subsidiaries. The opinion was issued pursuant to Transitory Article 39 of the LFTR. On September 30, 2015, the Governing Board of the IFT determined that the Group did not have substantial power in such market (“IFT Resolution”). Although this resolution was final at the administrative level, certain third parties filed amparo proceedings challenging the constitutionality of the IFT Resolution. On January 19, 2017, as a result of an injunction filed by a competitor, a Circuit Court ordered IFT to revoke the IFT Resolution and issue a new resolution. In summary, the Court determined that in IFT’s original examination, IFT took into consideration elements of information outside the relevant period of time under review, which should have been exclusively the period between January 2009 and August 2014. On March 2, 2017, the IFT announced that the Company, together with some of its subsidiaries, had been declared by the Governing Board of the IFT in a resolution dated February 24, 2017 (the “New Resolution”), to be an economic agent with substantial power in the market of restricted television and audio services in Mexico, based on data relevant up to 2014. The Company considered that the reversal of the previous IFT Resolution, which determined that the Group did not have substantial power in such market, was unconstitutional and did not comply with the guidelines ordered by the Circuit Court. The New Resolution was challenged by the Company and some of its subsidiaries in several proceedings; one of these legal actions was resolved by the Supreme Court sustaining that IFT exceeded the guidelines ordered by the Circuit Court as stated by the Company; as a result, a Federal Court required the IFT to overrule the New Resolution and issue another one under the guidelines ordered by the Supreme Court.

On March 28, 2018, the Company announced that it was notified by the IFT of a resolution by which this authority indicates that it does not have elements to determine that the Company has substantial power in the market of restricted television and audio services. In compliance with the guidelines issued by the Mexican Supreme Court of Justice in a resolution dated February 7, 2018, this new resolution leaves without effect IFT’s prior determination of substantial power of February 24, 2017. With this resolution, any proceeding initiated by IFT under this file, to impose asymmetric measures on the Company and its subsidiaries related to the determination of substantial power is left without effect, and the measures directly provided for such purposes in current regulations are not to be applied.

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

27.     Initial Adoption of IFRS 15 and IFRS 9

In the first quarter of 2018, the Group adopted IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, which are applicable for annual periods beginning on January 1, 2018 (see Note 2 (z)). Although the Company’s management does not expect a material impact for the adoption of these new standards in the Group’s consolidated financial statements for the year ended December 31, 2018, the Company’s evaluation of the impact could change if the Company enters into new revenue contracts with customers or new financial instruments agreements in the future, or interpretations of the guidance contained in these new standards further evolve.

IFRS 15

In connection with the initial adoption of IFRS 15 in the first quarter of 2018, the Company’s management (i) reviewed significant revenue streams and identified certain effects on the Group’s revenue recognition in the Sky and Cable segments; (ii) used the retrospective cumulative method, which consists in recognizing any cumulative adjustment resulting from the new standard at the date of initial adoption in consolidated equity; and (iii) the comparative information for the years ended December 31, 2017 and 2016, will not be restated and will continue to be reported under the financial reporting standards in effect in those periods. Based on the Group’s existing customer contracts and relationships, the implementation of the new standard did not have a material impact on the Group’s consolidated financial statements upon adoption. While not expected to be material, the more significant effects to the Group’s revenue recognition are described as follows:

Content

The Group recognizes customer deposits and advance agreements for advertising services in the consolidated statement of financial position when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 7). In connection with the initial adoption of IFRS 15, customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. Under the guidelines of IFRS 15, a contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. The Company’s management has consistently recognized that an amount of consideration is due, for legal and finance purposes, when a short-term non-interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term. Accordingly, there was no effect in the recognition of a contract liability for deposits and advances agreements with customers in the Group’s consolidated statement of financial position at the adoption date of IFRS 15.

Sky

Through December 31, 2017, equipment installation revenues and commissions for obtaining contracts with customers in this segment were accounted for as they were incurred. Beginning on January 1, 2018, in accordance with the new standard, certain equipment installation revenues and incremental costs for obtaining contracts with customers, primarily commissions, are recognized as assets in the Group´s consolidated statement of financial position and amortized in the expected life of contracts with customers.

Cable

Through December 31, 2017, commissions for obtaining contracts with customers in this segment were accounted for as they were incurred. Beginning on January 1, 2018, in accordance with the new standard, incremental costs for obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

In the telecommunications business of this segment, as required by the new standard, the Company’s management reviewed the terms and conditions of the most significant contracts on an individual basis, and concluded that the effects of IFRS 15 were not significant at the adoption date.

The Group’s management continues its assessment of potential changes to its disclosures under the new standard, which are expected to be increased in its consolidated financial statements for annual periods beginning on and after January 1, 2018.

UHI

UHI, an associate of the Company, is adopting the new revenue standard in the first quarter of 2018. The adoption of the new revenue standard is not expected to have a material impact on UHI’s consolidated financial statements, principally because UHI has not had significant changes in the way it records advertising revenue, subscription revenue, and a significant portion of its content licensing revenue. However, it is possible that UHI’s evaluation of the impact of the new guidance on certain transactions could change if there are additional interpretations of the new revenue guidance that are different from the UHI’s conclusions.

IFRS 9

In connection with the initial adoption of IFRS 9 in the first quarter of 2018, and based on the Group’s existing financial instruments, related contracts and hedge relationships as of December 31, 2017, the implementation of the new standard did not have a material impact on the Group’s consolidated financial statements upon adoption.

In connection with the classification and measurement of the Group’s relevant available-for-sale financial assets as of December 31, 2017, the Company’s management is still analyzing whether they will continue to be recognized at fair value in the consolidated statement of financial position with changes in fair value recognized as other comprehensive income or loss.

With respect to recognition of impairment of financial assets, specifically those related to accounts receivable, the Group adopted the simplified approach allowed by IFRS 9.

Although the Company’s management does not expect significant changes in the measurement of financial instruments, the Group will be concluding the process of determining the adoption impact of this standard in the first quarter of 2018.