Form 20-F
period 2018-12-31
GRUPO TELEVISA, S.A.B.
filed 2019-04-30
CIK 912892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018 was:

116,207,254,492 Series “A” Shares
53,116,126,007 Series “B” Shares
84,502,869,516 Series “L” Shares
84,502,869,516 Series “D” Shares

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2018 and (ii) references to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “U.S. dollars,” “$” or “U.S.$” are to United States dollars.

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

Item 2.                                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                 Key Information

Selected Financial Data

The following tables present our selected consolidated financial information as of and for each of the periods indicated. This information is qualified in its entirety by reference to, and should be read together with, our audited consolidated year-end financial statements. The following data for each of the years ended December 31, 2018, 2017, 2016, 2015 and 2014 has been derived from our audited consolidated year-end financial statements, including the consolidated statements of financial position as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2018, 2017 and 2016, and the accompanying notes appearing elsewhere in this annual report.

The selected consolidated financial information as of December 31, 2018, 2017, 2016, 2015 and 2014, and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, was prepared in accordance with IFRS, as issued by the IASB.

The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translations included in the following tables, except capital expenditures, is determined by reference to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de México, S.A., or CitiBanamex, as of December 31, 2018, which was Ps.19.673 per U.S. Dollar. This annual report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.

	Year Ended December 31,
	2018		2018		2017		2016		2015		2014
	(Millions of U.S. Dollars or millions of Pesos)(1)
Income Statement Data:
Net sales	U.S.$	5,148	Ps.	101,282	Ps.	94,274	Ps.	96,287	Ps.	88,052	Ps.	80,118
Operating income	1,209		20,253		14,243		16,598		18,745		13,956
Finance expense net (2)	(446)		(8,780)		(5,305)		(9,532)		(123)		(4,329)
Net income	387		7,615		6,578		5,333		12,325		6,660
Net income attributable to stockholders of the Company	305		6,009		4,524		3,721		10,899		5,387
Net income attributable to non-controlling interests	82		1,606		2,053		1,612		1,426		1,273
Basic earnings per CPO attributable to stockholders of the Company (3)	—		2.07		1.54		1.28		3.77		1.87

	Year Ended December 31
	2018		2018		2017		2016		2015		2014
Diluted earnings per CPO attributable to stockholders of the Company (3)	—		1.96		1.46		1.20		3.52		1.74
Weighted-average number of shares outstanding (in millions)(3)(4)	—		340,445		344,033		341,017		338,291		337,551
Cash dividend per CPO(3)	—		0.35		0.35		0.35		0.35		—
Comprehensive Income Data:
Total comprehensive income	U.S.$	335	Ps.	6,594	Ps.	7,162	Ps.	4,144	Ps.	11,982	Ps.	8,982
Total comprehensive income attributable to stockholders of the Company	255		5,010		5,162		2,426		10,478		7,672
Total comprehensive income attributable to non-controlling interests	81		1,584		2,000		1,718		1,504		1,310

	Year Ended December 31
	2018		2018		2017		2016		2015		2014
Financial Position Data:
Cash and cash equivalents	U.S.$	1,630	Ps.	32,068	Ps.	38,735	Ps.	47,546	Ps.	49,397	Ps.	29,729
Temporary investments	2		31		6,014		5,498		5,330		4,789
Total assets	15,106		297,171		297,220		309,054		281,474		235,552
Short-term debt and current portion of long-term debt (5)	50		988		307		851		2,980		337
Interest payable(5)	57		1,120		1,797		1,827		1,184		975
Long-term debt, net of current portion(6)	6,150		120,984		121,993		126,147		107,431		80,661
Customer deposits and advances	693		13,638		18,798		21,709		20,985		20,435
Capital stock	249		4,908		4,978		4,978		4,978		4,978
Total equity (including non-controlling interests)	5,313		104,531		99,657		96,284		99,522		87,915
Shares outstanding (in millions)(4)	—		338,329		342,337		341,268		338,468		338,056

	Year Ended December 31
	2018		2018		2017		2016		2015		2014
Cash Flow Data:
Net cash provided by operating activities	U.S.$	1,714	Ps.	33,714	Ps.	25,100	Ps.	36,657	Ps.	31,286	Ps.	28,463
Net cash used in investing activities	(1,215)		(23,898)		(17,331)		(29,000)		(23,782)		(22,740)
Net cash (used in) provided by financing activities	(839)		(16,505)		(16,469)		(9,991)		12,033		7,231
(Decrease) increase in cash and cash equivalents	(339)		(6,667)		(8,811)		(1,851)		19,668		13,037
Other Financial Information:
Capital expenditures(7)	U.S.$	940	Ps.	18,500	Ps.	16,760	Ps.	27,942	Ps.	25,524	Ps.	17,004
Other Data (unaudited):
Magazine circulation (millions of copies)(8)	—		51		72		90		103		117
Number of employees (at year end)	—		39,100		39,900		42,200		43,900		39,500
Number of Sky RGUs (in thousands at year end)(9)	—		7,729		8,003		8,027		7,284		6,638
Number of Pay Television RGUs (in thousands at year end)(10)	—		4,384		4,185		4,206		4,061		3,357
Number of Broadband Internet RGUs (in thousands at year end)(10)	—		4,479		3,797		3,412		3,067		2,289
Number of Digital Telephony RGUs (in thousands at year end)(10)	—		2,979		2,122		2,113		1,891		1,228

Notes to Selected Consolidated Financial Information:

(1)               Except per Certificado de Participación Ordinario, or CPO, magazine circulation, employees, Revenue Generating Units, or RGUs. An RGU is defined as individual service subscriber who is billable under each service (satellite pay television, broadband internet and voice).

(2)               Includes interest expense, interest income, foreign exchange loss or gain, net, and other finance income or expense, net. See Note 22 to our consolidated year-end financial statements.

(3)               For further analysis of net earnings per CPO (as well as corresponding amounts per Series “A” Share not traded as CPOs), see Note 24 to our consolidated year-end financial statements. In April 2019, 2018, 2017, 2016 and 2015 the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO, respectively. In 2014, the Company’s stockholders did not approve the payment of any dividends (two dividends of Ps.0.35 per CPO each were paid in 2013).

(4)               As of December 31, 2018, 2017, 2016, 2015 and 2014, we had four classes of common stock: Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares. Our shares are publicly traded in the United Mexican States, or Mexico, primarily in the form of CPOs, each CPO representing 117 shares comprised of 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares; and in the United States in the form of Global Depositary Shares, or GDSs, each GDS representing five CPOs. As of December 31, 2018, there were approximately 2,414.4 million CPOs issued and outstanding, each of which was represented by 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares, and an additional number of approximately 55,848.3 million Series “A” Shares, 0.2 million Series “B” Shares, 0.2 million Series “D” Shares and 0.2 million Series “L” Shares issued and outstanding (not in the form of CPO units). See Note 16 to our consolidated year-end financial statements.

(5)               The figures set forth in this line item are presented at amortized cost (principal amount, net of finance costs). Interest payable is included in current portion of long-term debt in the consolidated statements of financial position as of December 31, 2018 and 2017. See Notes 2(n) and 13 to our consolidated year-end financial statements.

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

(9)               Sky has operations in Mexico, the Dominican Republic and Central America. The figures set forth in this line item represent the total number of RGUs for Innova, S. de R.L. de C.V., or Innova, at the end of each year presented. For a description of Innova’s business and results of operations and financial condition, see “Information on the Company — Business Overview — Our Operations — Sky”.

(10)        An RGU provided by Empresas Cablevisión, S.A.B. de C.V., or Cablevisión, Cablemás, S.A. de C.V., or Cablemás, Televisión Internacional, S.A. de C.V., or TVI, Grupo Cable TV, S.A. de C.V., or Cablecom, Cablevisión Red, S.A. de C.V., or Telecable and FTTH de México, S.A. de C.V., or FTTH (pay television, or pay-TV, broadband internet and digital telephony). For example, a single subscriber paying for cable television, broadband internet and digital telephony services represents three RGUs. We believe it is appropriate to use the number of RGUs as a performance measure for Cablevisión, Cablemás, TVI, Cablecom, Telecable and FTTH given that these businesses provide other services in addition to pay-TV. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Cable” and “Information on the Company — Business Overview — Cable”.

Dividends

Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the Series “A” Shares and Series “B” Shares voting together, generally, but not necessarily, on the recommendation of the Board of Directors, as well as a majority of the Series “A” Shares voting separately. Emilio Azcárraga Jean indirectly controls the voting of the majority of the Series “A” Shares and, as a result of such control, both the amount and the payment of dividends require his affirmative vote. See “Major Stockholders and Related Party Transactions — The Major Stockholders”. On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual ordinary dividend of Ps.0.35 per CPO. On April 29, 2015, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 28, 2016, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 28, 2017, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 27, 2018, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,073.4 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 29, 2019, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps1,068.9 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted on and approved at the applicable general stockholders’ meetings.

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

Mexico Has Experienced Adverse Economic Conditions, Which Could Have a Negative Impact on Our Results of Operations and Financial Condition

Mexico has historically experienced uneven periods of economic growth. Mexican gross domestic product, or GDP, increased by 2.9% in 2016, increased by 2.0% in 2017 and increased by 2.0% in 2018. Mexican GDP growth fell short of Mexican government forecasts in 2018 and, according to Mexican government forecasts, Mexican GDP is expected to increase in a range between 1.1% — 2.1% in 2019. We cannot assure you that these estimates and forecasts will prove to be accurate.

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

Developments and the Perception of Risk in other Countries, Especially in Europe, China, the United States and Emerging Market Countries, May Materially Adversely Affect the Mexican Economy, the Market Value of Our Securities and Our Results of Operations

The market value of securities of Mexican companies, the social, economic and political situation in Mexico and our financial condition and results of operations are, to varying degrees, affected by economic and market conditions in other countries, including the United States, China and other Latin American and emerging market countries. Therefore, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value or trading price of securities of Mexican issuers. Crises in the United States, Europe, China or emerging market countries may reduce investor interest in securities issued by Mexican companies, including those issued by us.

Recent turmoil in other large economies, such as those in Europe, China and the United States could have the effect of a downturn in the global economy, such as the recession in 2008. Further, our operations, including the demand for our products or services, and the price of our securities, have also historically been adversely affected by increases in interest rates in the United States and elsewhere.

Any of these factors, would negatively affect the market value of our securities and make it more difficult for us to access capital markets and finance our operations in the future, which could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and the market price of our securities.

In addition, in recent years economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement, or NAFTA, and increased economic activity between the two countries. Adverse economic conditions in the United States or other related events could have a significant adverse effect on the Mexican economy, which could adversely affect our business. As a result of talks to renegotiate NAFTA, on November 30, 2018, the United States, Canada, and Mexico signed the United States-Mexico-Canada Agreement (USMCA). Although the USMCA is intended to replace NAFTA, the USMCA is not yet in effect and requires ratification, including legislative approval in all three countries. Accordingly, NAFTA currently remains in effect. In addition, the USMCA may fail to be approved and implemented. If such events occurred, they could adversely impact our business and operations. Any action taken by the current U.S. or Mexico administrations, including changes to NAFTA or the USMCA, could have a negative impact on the Mexican economy, such as reductions in the levels of remittances, reduced commercial activity or bilateral trade, or declining foreign direct investment in Mexico. In addition, increased or perceptions of increased economic protectionism in the United States and other countries could potentially lead to lower levels of trade and investment and economic growth, which could have a similarly negative impact on the Mexican economy. These economic and political consequences could adversely affect our business and our results of operations.

We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not materially adversely affect our business, financial condition, results of operations, cash flows, prospects and the market price of our shares. In addition, there is uncertainty in global markets stemming from the June 2016 referendum regarding the role of the United Kingdom in the European Union and the subsequent outcome of the vote to leave the European Union (“Brexit”). The terms of exit from the European Union by the United Kingdom are unclear. The formal notification by the United Kingdom to the European Council under Article 50 of the Treaty on European Union was made on March 29, 2017, triggering a two-year period during which the terms of Brexit are to be negotiated. The United Kingdom and European Union announced in March 2018 an agreement in principle to transitional provisions under which European Union law would remain in force in the United Kingdom until the end of December 2020, but this remains subject to successful conclusion of a final agreement on Brexit. In the absence of such an agreement there would be no transitional provisions and Brexit would occur on October 31, 2019 (due to an extension of the Article 50 deadline agreed between the United Kingdom and the European Council). It is possible that the United Kingdom’s choice to leave the European Union will have a significant impact on macroeconomic conditions in the United Kingdom, the European Union and the rest of the world. Immediately following the Brexit vote, there were significant devaluations of the British pound. In the days following the Brexit vote, the performance of global financial markets, particularly international stock markets, was significantly affected. Even though the long-term effects of Brexit on capital markets, foreign exchange markets and on the overall political and macroeconomic situation globally remain uncertain and will in large part depend on the outcome of the Brexit negotiations, there will likely continue to be a period of instability and volatility in global financial markets until the terms and times of the United Kingdom’s departure from the European Union are clear. As a result, Brexit may adversely affect political regulatory, economic and market conditions and contribute to the instability of global political institutions, regulatory agencies and financial markets, negatively impacting our business, results of operations and financial condition.

Our profitability is affected by numerous factors including reductions in demand for the services provided in our cable and sky divisions, changes in viewing preferences, priorities of advertisers and reductions in advertisers’ budgets. Historically, advertising in most forms of media has correlated positively with the general condition of the economy and thus, is subject to the risks that arise from adverse changes in domestic and global economic conditions, consumer confidence and spending. The demand for our products and services in Mexico, the U.S. and in the other countries in which we operate may be adversely affected by the tightening of credit markets and economic downturns. As a global company, we depend on the demand from customers in Mexico, the U.S. and the other countries in which we operate, and reduced consumer spending that falls short of our projections could adversely impact our revenues and profitability.

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

An Increase in Interest Rates in the United States Could Adversely Impact the Mexican Economy and May Have a Negative Effect on Our Financial Condition or Performance

A decision by the U.S. Federal Reserve to increase applicable interest rates for banks’ reserves may lead to a general increase in interest rates in the United States. For example, the U.S. Federal Reserve raised the central bank’s benchmark interest rate by a percentage point in 2018. This, in turn, may redirect the flow of capital from emerging markets into the United States because investors may be able to obtain greater risk-adjusted returns in larger or more developed economies than in Mexico. Thus, companies in emerging market economies such as Mexico could find it more difficult and expensive to borrow capital and refinance existing debt. This may negatively affect our potential for economic growth and our ability to refinance our existing debt and could materially adversely affect our business, financial condition, results of operations, cash flows, prospects and the market price of our shares.

Renegotiation of Trade Agreements or Other Changes in Foreign Policy by the Presidential Administration in the United States Could Adversely Affect Imports and Exports Between Mexico and the United States and Other Economic and Geopolitical Effects may Adversely Affect Us

As a result of the U.S. elections in November 2016 and the change in U.S. presidential administration in January 2017, there has been uncertainty regarding U.S. policies related to trade, tariffs, immigration, and foreign affairs, including with respect to Mexico. While the United States, Mexico, and Canada have signed a free trade agreement intended to replace NAFTA, the new agreement, the USMCA, will not take effect until it has obtained legislative approval in each country. It is possible that the USMCA may not be approved and implemented. In addition, while NAFTA is still in effect, both the United States and Mexico administrations have indicated their willingness to withdraw from NAFTA under certain circumstances. The Mexican economy has become very connected to the U.S.

economy, due in part to the high level of economic activity between the two countries, including trade and investment facilitated by NAFTA. The NAFTA renegotiation process slowed economic growth in Mexico due to the uncertainty it created. The current status of the USMCA creates further uncertainty. Any withdrawals from trade agreements or further renegotiations of terms of trade agreements between the United States and Mexico could significantly affect the Mexican economy, including the level of imports and exports, domestic and foreign investment, economic activity, and employment. Such impacts could adversely affect our activities, financial condition, results of operations, cash flows and prospects as well as the market price of our shares. Other economic and geopolitical effects, including those related to United States policy on trade, tariffs and immigration, may also adversely affect us.

High Inflation Rates in Mexico May Decrease Demand for Our Services While Increasing Our Costs

In the past, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 3.4% in 2016, 6.8% in 2017, 4.8% in 2018 and is projected to be 3.8% in 2019. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States. High inflation rates can adversely affect our business and results of operations in, among others, the following ways:

•                  inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products; and

•                  to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms.

High Interest Rates in Mexico Could Increase Our Financing Costs

In the past, Mexico had, and may in the future have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 4.2%, 6.7% and 7.7% for 2016, 2017 and 2018, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

Political Events in Mexico Could Affect Mexican Economic Policy and Our Business, Financial Condition and Results of Operations

The last Mexican presidential and congressional elections took place in July 2018. Andrés Manuel López Obrador, presidential candidate for the National Regeneration Movement Party (Movimiento de Regeneración Nacional) (“Morena”), was elected President of Mexico and took office on December 1, 2018. Additionally, Mexican congressional elections took place in July 2018, resulting in Morena being part of the coalition “Together we will make history” (Juntos Haremos Historia), together with the Labor Party (Partido del Trabajo) and the Social Encounter Party (Partido Encuentro Social), obtaining an absolute majority. Mexico’s next federal legislative election will be in July 2021. During the presidential campaign, the candidates for the presidency and the federal legislatures presented diverse proposals to, among other things, modify and/or terminate certain structural reforms introduced in the previous administration. Accordingly, as has happened historically in any change of administration or congress, the Mexican government could implement significant changes in laws, policies and regulations, and could reduce or eliminate the independence of organizations or of semi-autonomous or decentralized dependencies which could affect the economic and political situation in Mexico. As it is usual in any change of administration or congress, we cannot predict if the new administration will implement substantial changes in law, policy and regulations in Mexico, which could affect our business, activities, financial condition, results of operations, cash flows, prospects and/or the market price of our shares. Consequently, there is no guarantee that the political environment in Mexico will not affect the value of our securities.

Currently, the coalition has control of an absolute majority of congress, which could result in further reforms and secondary legislation of key sectors of the Mexican economy. As happens in any change of administration in which new government policies are implemented, we cannot ascertain whether, and to what extent, such policies may affect our operations, financial condition, results of operations or the legal framework in which we operate.

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

Mexico’s Federal Antitrust Law and the Ley Federal de Telecomunicaciones y Radiodifusión, or Telecommunications and Broadcasting Federal Law, or LFTR,, including their regulations, may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions. In addition, the Federal Antitrust Law and its regulations, as well as the conditions and measures imposed by the Instituto Federal de Telecomunicaciones, or Federal Telecommunications Institute, or IFT, an institute with constitutional autonomy responsible for overseeing the broadcasting (radio and television) and telecommunications industries and their antitrust matters, or by the Comisión Federal de Competencia Económica, or Mexican Antitrust Commission, or COFECE, may adversely affect our ability to determine the rates we charge for our services and products or the manner in which we provide our products or services. Approval of IFT or the COFECE, as applicable, is required to acquire certain businesses or enter into certain joint ventures. There can be no assurance that in the future IFT or the COFECE, as the case may be, will authorize certain acquisitions or joint ventures related to our businesses, the denial of which may adversely affect our business strategy, financial condition and results of operations. IFT or COFECE, as applicable, may also impose conditions, obligations and fines that could adversely affect some of our activities, our business strategy, our financial condition and results of operations. See “— Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations”.

As a result of the amendments to the Mexican Constitution and the LFTR relating to telecommunications, television, radio and antitrust, concessions for the use of spectrum are now only granted through public bid processes.

In March 2015, IFT issued a ruling announcing Grupo Radio Centro, S.A.B. de C.V., or Grupo Radio Centro, and Cadena Tres I, S.A. de C.V., or Imagen Television as winning bidders for two free to air broadcasting licenses with separate national coverage. Imagen Television has completed the process, has received its license and began broadcasting on October 17, 2016. However, since Grupo Radio Centro failed to pay the amount they bid for their free to air broadcasting license, the IFT’s ruling announcing them as a winning bidder was declared null and void and they did not receive the license. As a result, the auction of the portion of the spectrum that was going to be assigned to Grupo Radio Centro took place during 2017. The new bid was for 148 channels for Digital Terrestrial Television, including at least 123 channels that were not allocated in the IFT-1 bidding process for the two national digital broadcast television networks. At the end of the process, offers were received for 32 channels located in 29 different coverage areas located in 17 States and covering about 45 percent of the country’s total population. The bidding process concluded in December 2017 with the issuance of the corresponding concession titles in favor of Compañía Periodística Sudcaliforniana, S.A. de C.V., Comunicación 2000, S.A. de C.V., Francisco de Jesús Aguirre Gómez, Intermedia de Chihuahua, S.A. de C.V., José Guadalupe Manuel Trejo García, Multimedios Televisión, S.A. de C.V., Quiero Media, S.A. de C.V., Radio Comunicación Gamar, S.A. de C.V., Radio Operadora Pegasso, S.A. de C.V., Radio-Televisión de Nayarit, S.A. de C.V., Tele Saltillo, S.A. de C.V., Televisión Digital, S.A. de C.V. and Telsusa Televisión México, S.A. de C.V.

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

The following describes the tax reforms that have an important impact on us:

Elimination of the tax consolidation regime: As a consequence of this reform, we have been paying since 2014, and expect to continue to pay for five more years, income tax that was deferred in prior years in an aggregate amount of Ps.6,813 million.

Limitation of the deduction of non-taxable employee benefits: As a result of the tax reform, employee benefits that are exempt from income tax are deductible only up to 53%. This reform has resulted in an increase in income tax payable by some of our subsidiaries.

Increase to the border VAT rate: The preferential VAT rate of 11% applicable to operations carried out in the border region of Mexico was eliminated; consequently, going forward, the general VAT rate of 16% must be applied in the entire country. This means that any of our entities that render services or sell goods in the border region will have to charge an additional 5% of VAT to their customers. However, as part of the tax reform of 2019, a new tax incentive may be submitted by certain taxpayers to reduce the VAT rate within the Northern Border Region of Mexico.

In December 2018, the Mexican Federal Congress approved the economic plan for 2019. The new plan did not include material changes in the tax legislation like tax amnesty or new taxes. The tax reforms revoked the ability to offset overpayments of different type of taxes and granted some incentives for certain taxpayers, as follows:

Limitation to use overpayments of VAT and income tax to offset other taxes: Prior to December 2018, taxpayers were able to offset overpayments of different type of taxes against each other and against taxes withheld. With the tax reform, this ability was eliminated and taxpayers are only allowed to offset tax overpayments that derive from the same type of tax. This limitation may affect some of our subsidiaries that recurrently have VAT or Income Tax overpayments but could offset those overpayments against each other (i.e. VAT against income tax). As of January 2019, taxpayers will only be able to (i) request a refund of the overpayment or (ii) offset tax overpayments against the same type of tax.

Tax incentives for taxpayers operating in the Northern Border Region of Mexico: The objective of these incentives is to promote productivity and create new sources of employment in the Northern Border Region of Mexico. These tax incentives became effective on January 1, 2019 and will remain in force until December 2020.

Income tax reduction: Mexican individuals and entities, and residents abroad with permanent establishment in Mexico that receive income exclusively in the Northern Border Region of Mexico from their business activities will be able to apply a tax credit equal to one-third of the income tax corresponding to that income. In order to apply this tax incentive, an authorization must be obtained from the corresponding tax authority. Once the authorization is obtained, several rules shall be taken into consideration in order to retain the tax incentive.

VAT rate reduction: Mexican individuals and entities that sell goods, render independent services or grant the temporary use of goods in establishments located within the Northern Border Region of Mexico, may apply a tax credit equivalent to 50% of the VAT ordinary rate (16% to be reduced to 8%). In order to be able to apply the tax credit, taxpayers must submit an application notice to the corresponding tax authority.

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

The Health Law Guidelines restrict the hours that certain high-caloric foods and non-alcoholic drinks can be advertised. These restrictions do not apply when the advertisement is aired during certain programs such as sports, dramas, news programs, series officially rated as unsuitable for children, films with ratings of B, B15, C and D, and programs where the advertiser certifies through audience research that people between the ages of 4 and 12 represent no more than 35% of the audience and receives the prior consent from the Federal Commission for the Protection Against Health Risks.

We cannot predict the impact or effect that such Health Law Amendment might continue to have on our results of operations in the future.

The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments

Any regulations related to the LFTR that could be issued by the President of Mexico and IFT, as applicable, or amendments to the LFTR and certain actions recently taken by IFT, or to be taken by IFT from time to time, affect or could significantly and adversely affect the business, results of operations and financial condition of certain of our subsidiaries that provide services in the areas of broadcasting, cable and telecommunications.

The LFTR provides that measures taken or decisions issued by IFT are not subject to judicial stay. Therefore, subject to limited exceptions, until a decision, action or omission by IFT is declared void or unconstitutional by a competent court through a binding and final judgment, IFT’s decision, action or omission will be valid and will have full legal effect.

As a result of the reforms to the Mexican Constitution and the must-offer and must-carry regulations issued by IFT, starting on September 10, 2013, our concessionaries of broadcast services have been required to permit pay-TV concessionaries to retransmit broadcast signals, free of charge and on a non-discriminatory basis, within the same geographic coverage area simultaneously and without modifications, including advertising, and with the same quality of the broadcast signal, except in certain specific cases provided in the transitory Articles of the June 2013 Telecom Reform (the “Telecom Reform”). Also, since September 10, 2013, our pay-TV concessionaires are required to retransmit broadcast signals of free television concessionaires, free of charge and on a non-discriminatory basis, subject to certain exceptions and additional requirements provided for in the Telecom Reform.

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

On March 6, 2014, IFT issued a decision (the “Preponderance Decision”) whereby it determined that we, together with other entities with concessions to provide broadcast television, including some of our subsidiaries, are preponderant economic agents in the broadcasting sector in Mexico (together, the “Preponderant Economic Agent”). The Preponderance Decision imposes on the Preponderant Economic Agent various measures, terms, conditions and restrictive obligations, some of which are described below, that may significantly and adversely affect the activities and businesses of our broadcasting businesses, as well as the results of operations and financial condition:

•                  Infrastructure sharing — The Preponderant Economic Agent must make its passive broadcasting infrastructure available to third-party concessionaires of broadcast television for commercial purposes in a non-discriminatory and non-exclusive manner, with the exception of broadcasters that, at the time the measures enter into force, have 12 MHz or more of radio-electric spectrum in the geographic area concerned. Such passive broadcasting infrastructure includes, among others, non-electronic elements at transmitting locations, rights of way, ducts, masts, trenches, towers, poles, security, sites, land, energy sources and air conditioning system elements. This action may result in the Preponderant Economic Agent being bound to incur substantial additional costs and obligations in complying with this requirement, as well as affecting the results of operations. Furthermore, this measure will facilitate the entry and expansion of new competitors in the broadcasting industry without such competitors having to incur costs or investment expenses that new businesses in this industry otherwise would have made and which we incurred in the past and will continue incurring in the future in order to remain competitive. A first infrastructure offer with the terms and conditions to make our passive broadcasting infrastructure available to third-party concessionaires was published on our website on December 19, 2014 and was valid until December 31, 2016. This was succeeded by a second infrastructure offer, which we published on our website on November 30, 2016 and which is effective as of January 1, 2017. This was succeeded by a third infrastructure offer, which we published on our website on November 30, 2017 to be effective from January 1, 2018 through December 31, 2019. The third infrastructure offer includes the offer of the signal emissions in terms set forth in the new Preponderance Measures described below. The price to be paid by the concessionaires for the use of our infrastructure is subject to negotiation. As of this date, we have not received any request from third-party concessionaries regarding such infrastructure offer. If the Company and the relevant concessionaire do not agree on a price, the IFT may determine a price, which, if it does not meet market conditions, may affect the businesses, results of operations and financial conditions of certain of our subsidiaries that provide services in the areas of broadcasting and telecommunications.

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

•                  Prohibition on acquiring certain exclusive content — The Preponderant Economic Agent may not acquire transmission rights, on an exclusive basis, for any location within Mexico with respect to certain relevant content, determined by IFT in the “Ruling whereby IFT identifies the relevant audiovisual contents in terms and for the purposes of the fourth measure and the second transitory article of the fourth attachment of the Telecommunication Preponderance Decision and the Broadcasting Preponderance Decision”, or the Relevant Content Ruling, which list may be updated every two years by IFT. Relevant content is defined as programs with a high expected level of regional or national audience and with unique characteristics that in the past have generated high levels of national or regional audiences. The Relevant Content Ruling identified certain programs that would be considered relevant content, namely, Mexican national soccer team games, the opening and closing ceremonies of the Olympic Games, the opening and closing ceremonies and semifinals and finals of the FIFA World Cup, and the finals of the Mexican Soccer League. Also on November 14, 2018, IFT updated the list, eliminating the opening and closing ceremonies of the Olympic Games and adding 16 matches of the FIFA World Cup, semifinals of the Mexican Soccer League and the Super Bowl. This Ruling applies to broadcasting Preponderant Economic Agents and may limit the ability of Preponderant Economic Agents to negotiate and have access to this content and could affect its ability to acquire content in the medium and long term, which could significantly and adversely affect its revenues and results of operations from the sale of advertising, as well as the quality of the programming offered for its audiences. These audiences may move to other broadcast television transmissions or other technological platforms that transmit such content, or to other leisure activities such as browsing the internet or playing videogames, among others.

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

Additionally, on March 31, 2017, we, together with our subsidiaries, filed an amparo proceeding challenging the constitutionality of the New Preponderance Measures. The amparo proceeding has not been resolved yet and we are unable to predict the outcome.

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

IFT has approved the renewal of the concession titles for the use of spectrum for the broadcast television signals known as Las Estrellas, Canal 5, Canal 9, Foro TV and other local television stations, for a term of 20 years after the existing expiration dates, as well as the issuance of concessions that grant the authorization to provide digital broadcasting television services.

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

The Supreme Court resolved one of these legal actions on February 7, 2018. The Court ruled that IFT exceeded the Guidelines ordered by the Circuit Court. As a result, a federal court required IFT to overrule the New Resolution and issue another one under the Guidelines ordered by the Supreme Court. Subsequently on March 20, 2018, IFT revised the New Resolution, concluding that it does not have the elements necessary to determine the existence of any economic agent with substantial power in the market of restricted television and audio services. In compliance with the guidelines issued by the Supreme Court in February 2018, this new resolution replaces IFT’s prior determination of substantial power. As a result of this resolution, any proceeding previously initiated by IFT to impose asymmetric measures on the Company and its subsidiaries relating to the determination of substantial power is not effective, and the measures directly provided for such purposes in current regulations are not to be applied. On April 23, 2018, a federal court determined that IFT compiled with the court resolution.

As part of our expansion of our cable business, on August 14, 2014, we acquired Cablecom and its subsidiaries (the “Cablecom Acquisition”), and on January 8, 2015, we acquired Telecable and its affiliates and subsidiaries (the “Telecable Acquisition”). For each of the Cablecom and Telecable Acquisitions, the IFT conducted an investigation pursuant to transitory Article 9 of the LFTR in order to analyze and determine if, as result of each transactions, the Company acquired substantial market power in the pay television and audio services market. On November 2, 2015, and February 29, 2016, respectively, the IFT ruled that there were no sufficient elements to determine the existence of market power in the municipalities of Mexico in which Cablecom and Telecable operate. The IFT resolutions were challenged by certain third parties but were favorably resolved for the interests of the Company by a federal court. Notwithstanding the foregoing, IFT has legal authority to conduct new investigations in order to determine the existence of an economic agent with substantial power in any of the relevant markets of the broadcasting and telecommunication sectors. As part of our expansion of our cable business, on December 17, 2018, we acquired FTTH under the provisions set forth in transitory Article 9 of LFTR. As of this date, the Company has not been notified of any procedure initiated by the IFT in order to analyze and determine if, as a result of this transaction, the Company acquired substantial market power in the pay television and audio services market in the municipalities of Mexico in which FTTH operates.

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

See “Information on the Company — Business Overview — Regulation — Telecom Reform and Broadcasting Regulations”.

Risk Factors Related to Our Major Stockholders

Emilio Azcárraga Jean Has and Will Have Substantial Influence Over Our Management and the Interests of Mr. Azcárraga Jean may Differ from Those of Other Stockholders

We have four classes of common stock: Series “A” Shares, Series “B” Shares, Series “D” Shares, and Series “L” Shares. A trust for the benefit of Emilio Azcárraga Jean, or the Azcárraga Trust, currently holds 43.4% of the outstanding Series “A” shares, 0.1% of the outstanding Series “B” shares, 0.1% of the outstanding Series “D” shares and 0.1% of the outstanding Series “L” shares of the Company. As a result, Emilio Azcárraga Jean controls the vote of most of the shares held through the Azcárraga Trust. The Series “A” Shares held through the Azcárraga Trust constitute a majority of the Series “A” Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying Series “A” Shares in accordance with the trust agreement governing the CPOs and the Company’s bylaws. Accordingly, and so long as non-Mexicans own more than a minimal number of Series “A” Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws. See “Major Stockholders and Related Party Transactions — The Major Stockholders”.

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

Under Mexican law, we need concessions from IFT (previously from SCT) to broadcast our programming over our television and radio stations, and to provide telecommunication services. In November 2018, all of our digital broadcast television concessions were renewed until 2042. The expiration dates for the concessions for our radio stations range from 2020 to 2046. See “— Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”. The expiration dates of our Cable and Telecommunications concessions range from 2018 to 2046 and our DTH concessions expire between 2018 and 2027. Cablevisión obtained a telecommunications concession that expires in 2029. Before the Telecom Reform in 2013, the SCT typically renewed the concessions of those concessionaires that complied with the applicable renewal procedures under Mexican law and with their obligations under the concession. In July 2014, the Mexican Federal Congress enacted the LFTR, which provides that integrated sole concessions will be renewed for terms equal to the maximum terms for which they could be granted, namely, up to 30 years.

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

This competition arises in part from the growth of the convergent market, pursuant to which certain concessionaries of telecommunication services are allowed to provide other services not included in their original concessions.

In television broadcasting, we face substantial competition from TV Azteca and other broadcasters such as Imagen Television and Multimedios, among others. See “Information on the Company — Business Overview — Our Operations — Content — Television Industry in Mexico” and “Information on the Company — Business Overview — Our Operations — Programming — Television Networks”.

Over-the-air broadcasting television also faces increased competition from other audiovisual platforms, including a great variety of pay-television channels distributed in Mexico, over-the-top (“OTT”) providers, and audiovisual content distributed over the internet and videogame systems.

At the end of 2017, IFT completed the auction process for several local over-the-air television licenses in Mexico. As a result, 13 groups and/or individuals have a license (concession) to operate in different cities throughout Mexico. This will mainly result in additional competition for our local channels.

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

Our DTH satellite business faces competition from various competitors, including Dish Mexico, a DTH satellite pay-TV platform which launched its services in Mexico at the end of 2008, Start TV, a Dish Satellite pay-TV platform, Mega Cable Comunicaciones, S.A. de C.V., or Megacable, Total Play, cable television companies which are subsidiaries of the Company, as well as from Digital TV and OTT platforms. In addition, the DTH market competes with other media with respect to advertising and sales, including Pay-TV, outdoor advertising and publishing, among others.

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

The production and distribution of feature films is a highly competitive and complex business in Mexico. The various producers compete for the services of recognized talent and for film rights to scripts and other literary property. We compete with other feature film producers, Mexican and non-Mexican, and global distributors such as Amazon, Disney and Netflix in the distribution of films in Mexico, the U.S. and in Latin America. We also face competition in our other businesses. See “Information on the Company — Business Overview — Competition”.

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

The Seasonal Nature of Our Business Affects Our Revenue and a Significant Reduction in Fourth Quarter Net Sales Could Impact Our Results of Operations

Our business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry, as well as cyclical patterns in periodic events such as the FIFA World Cup and the Olympic Games. We typically recognize a disproportionately large percentage of our Content advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2016, 2017 and 2018 we recognized 34.4%, 32.9% and 31.0%, respectively, of our net sales in the fourth quarter of the year. Accordingly, a significant reduction in fourth quarter advertising revenue could adversely affect our business, financial condition and results of operations.

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

The Results of Operations of Univision Holdings, Inc. May Affect Our Results of Operations and the Value of Our Investment in That Company

We have a substantial investment in Univision Holdings, Inc., or UHI (formerly known as Broadcasting Media Partners, Inc., or BMP), the parent company of Univision Communications, Inc., or Univision. However, we do not control and do not consolidate the results of UHI. Our investment in UHI is currently held in the form of common stock and warrants that are exercisable for shares of common stock under certain circumstances. The value of the common stock of UHI may fluctuate and could materially increase or decrease the value of our interests in UHI, including the carrying value of the warrants. In addition, the results of operations of UHI and Univision may affect the value of our investment in UHI and our reported results of operations. The business, financial condition and results of operations of Univision could be materially and adversely affected by risks including, but not limited to: (i) failure to service debt; (ii) cancellation, reductions or postponements of advertising; (iii) an increase in the preference among Hispanics for English-language programming; (iv) an increase in the cost of, and decrease in the supply, quality of and demand for, Univision’s programming; (v) changes in the rules and regulations of the Federal Communications Commission, or the FCC; (vi) competitive pressures from other broadcasters and other entertainment and news media; (vii) failure to retain the rights to sports programming; (viii) possible strikes or other union job actions; and (ix) the impact of new technologies.

There can be no assurance that the results of operations of UHI and its respective subsidiaries will be sufficient to maintain or increase the value of our investment in such company, or that such results will not materially and adversely affect our results of operations. For a discussion of our investment in UHI, see “Information on the Company— Business Overview — Univision”.

We Have Previously Identified Material Weaknesses in Our Internal Controls Over Financial Reporting, and Any Future Material Weaknesses or Failure to Achieve an Effective System of Internal Controls, May Cause Us Not To Be Able to Report Our Financial Results Accurately. In Addition, the Trading Price of Our Securities May Be Adversely Affected by a Related Negative Market Reaction.

In connection with the preparation of our financial statements for each of the years ended December 31, 2016 and December 31, 2017, we identified material weaknesses (as defined under standards established by the Public Company Accounting Oversight Board) in our internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses in the Company’s internal control over financial reporting arose because the Company did not appropriately design, maintain or monitor certain controls in response to the risk of material misstatement, including controls over certain information technology controls, did not design and maintain effective controls over segregation of duties within the accounting systems, including review and approval of manual journal entries, and had ineffective controls with respect to the accounting for certain revenue and the related accounts receivable at certain divisions.

As of the date of this annual report, the process of designing, implementing and validating remedial measures related to the material weaknesses noted above has been completed. While none of these weaknesses resulted in improper activities or inaccuracies in or adjustments that affected our previously filed financial statements, if any future material weaknesses occur, it could affect the accuracy of our reporting on the future results of operations and our ability to make our required filings with government authorities, including the SEC. Furthermore, our business and operating results and the price of our securities may be adversely affected by related negative market reactions. While we have no reason to believe there will be further additional material weaknesses identified, we cannot be certain that in the future additional material weaknesses will not exist or otherwise be discovered.

For further details, see “Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting, —Remediation Plan and Activities, and —Changes in Internal Control over Financial Reporting.”

Changes in U.S. Tax Law Might Adversely Affect the Results of Operations of Our U.S. Subsidiaries and Joint Venture Entities

On December 22, 2017, the United States enacted into law Public Law No. 115-97 (the “Tax Act”). The Tax Act introduced significant changes to U.S. federal income tax laws applicable to our U.S. subsidiaries, affiliates and joint venture entities including the reduction of the U.S. federal corporate income tax rate from a maximum rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense, limitation of the tax deduction for net operating losses, enactment of an immediate deduction for certain new investments, repeal of the corporate alternative minimum tax, and modification or elimination of many business deductions and credits.

The Tax Act also imposes a new minimum tax called the Base Erosion and Anti-Abuse Tax (the “BEAT”) on certain U.S. corporations. The BEAT is imposed on certain deductible amounts paid by a U.S. corporation that (i) has aggregate gross receipts of at least $1.5 billion over its three prior taxable years and (ii) is at least 25%-owned by a non-U.S. person (or otherwise related to a non-U.S. person in specified circumstances). The BEAT taxes “modified taxable income” of a U.S. corporation described above at a rate of 5% beginning in 2018, increasing to 10% in 2019 and 12.5% in 2026. In general, modified taxable income is calculated by adding back to the U.S. corporation’s regular taxable income the amount of certain “base erosion tax benefits” with respect to payments to foreign affiliates, as well as the “base erosion percentage” of any net operating loss deductions. The BEAT applies only to the extent it exceeds the U.S. corporation’s regular corporate income tax liability (determined without regard to certain tax credits). At present, we do not expect the BEAT to apply to our U.S. subsidiaries, affiliates and joint ventures, however, it is possible that the BEAT could apply in future years.

There is significant uncertainty regarding how these and other provisions of the Tax Act will be interpreted, and guidance in certain areas may not be forthcoming. Any changes to, clarifications of, or guidance under the Tax Act could add significant expense and have an adverse effect on the results of operations of our U.S. subsidiaries, affiliates and joint venture entities. Further, it is unclear how foreign governments and U.S. state and local jurisdictions will incorporate the U.S. federal income tax law changes and such jurisdictions may enact tax laws in response to the Tax Act that could result in further changes to global taxation and adversely affect our financial position and results of operations.

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

Our Antitakeover Protections May Deter Potential Acquirers and May Depress Our Stock Price

Certain provisions of our bylaws could make it substantially more difficult for a third party to acquire control of us. These provisions in our bylaws may discourage certain types of transactions involving the acquisition of our securities. These provisions may also limit our stockholders’ ability to approve transactions that may be in their best interests and discourage transactions in which our stockholders might otherwise receive a premium for their Shares over the then current market price and could possibly adversely affect the trading volume in our equity securities. As a result, these provisions may adversely affect the market price of our securities. Holders of our securities who acquire Shares in violation of these provisions will not be able to vote, or receive dividends, distributions or other rights in respect of these securities and would be obligated to pay us a penalty. For a description of these provisions, see “Additional Information — Bylaws — Antitakeover Protections”.

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

Capital Expenditures

The table below sets forth our expected capital expenditures for the year ended December 31, 2019 and our actual capital expenditures, investments in joint ventures and associates, and acquisitions for the years ended December 31, 2018, 2017 and 2016.

	Year Ended December 31,(1)(2)
	2019 (Expected)		2018 (Actual)		2017 (Actual)		2016 (Actual)
	(Millions of U.S. Dollars)
Capital expenditures	U.S.$	1,000.0	U.S.$	969.9	U.S.$	884.7	U.S.$	1,490.9
GTAC(3)	5.5		3.0		11.1		7.8
Acquisition of assets of Axtel	—		272.1		—		—
Acquisition of remaining non-controlling interests in TVI(3)	—		—		—		403.0
Other acquisitions and investments(4)	—		281.7		1.5		4.9
Total capital expenditures and investments	U.S.$	1,005.5	U.S.$	1,526.7	U.S.$	905.7	U.S.$	1,906.6

(1)               Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2018, 2017 and 2016 were paid for in Pesos. These Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made. See “Key Information — Selected Financial Data”.

(2)               See “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources —Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity.”

(3)               See “—Our Operations—Cable”, and “—Investments” for a discussion regarding GTAC, Cablecom, Telecable and TVI.

(4)               In November 2018, we paid for the renewal of our broadcasting concessions in the aggregate cash equivalent amount of U.S.$281.7 million.

In 2018, 2017 and 2016, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2019 and potential capital expenditures, investments and/or acquisitions going forward, which could be substantial in size, through a combination of cash from operations, cash on hand, equity securities, and/or the incurrence of debt, or a combination thereof.

For a more detailed description of our capital expenditures, investments and acquisitions in prior years, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Liquidity” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

Business Overview

Televisa is a leading media company in the Spanish-speaking world, an important cable operator, an operator of a leading direct-to-home satellite pay television system and a broadband provider in Mexico.

Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv-brands, television networks, cable operators and over-the-top or “OTT” services.

In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision.

Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers.

Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America.

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

We also intend to continue developing and expanding Sky, our DTH platform, and our cable business. We will continue to strengthen our position and will continue making additional investments, which could be substantial in size, in the cable industry in accordance with the consolidation of the cable market in Mexico.

We intend to continue to expand our business by developing new business initiatives and/or through business acquisitions and investments in Mexico, the United States and elsewhere. However, we continue to evaluate our portfolio of assets, in order to determine whether to dispose of select non-core operations.

Maintaining Our Leading Position in the Mexican Television Market

Continuing to Produce High Quality Programming. We aim to continue producing the type of high quality television programming that in the past has propelled many of our programs to be among the most watched in Mexico. We have launched a number of initiatives in creative development, program scheduling and on-air promotion. These initiatives include improved production of our highly rated dramas, new comedy and game show formats and the development of reality shows and new series. We have improved our scheduling to be better aligned with viewer habits by demographic segment while improving viewer retention through more dynamic on-air graphics and pacing. We have enhanced tune-in promotion both in terms of creative content and strategic placement. We also plan to continue expanding and leveraging our Spanish-language video library, rights to soccer games and other events, as well as cultural, musical and show business productions. In addition, our strategic alliance with Telemundo allows us to broadcast more than 1,150 hours per year of Telemundo’s original programming on Channel 9 and distribute Telemundo content in Mexico on an exclusive basis across multiple platforms including broadcast television, pay television and our emerging digital platforms.

Maintaining High Operating Segment Income Margins. Our Content operating segment income margins for 2016, 2017 and 2018 were 40.2%, 37.7% and 37.9%, respectively. We intend to continue maintaining high operating segment income margins in our Content businesses by increasing revenues and controlling costs and expenses.

Continue Building Our Cable and DTH Platforms

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

•                  we own Cablemás, which operates in approximately 105 cities in Mexico where it offers cable television, high speed internet and telephony services;

•                  we own Cablecom, which offers cable television, telephony, value added services and virtual networks to corporate customers around 15 states of Mexico;

•                  we own Telecable, a cable company that provides video, data and telephony services in Mexico, primarily in the states of Guanajuato, Jalisco, Aguascalientes, Queretaro, Tamaulipas, and Colima, among others; and

•                  since December 17, 2018, we own the residential fiber-to-the-home business, and related assets, acquired from Axtel in Mexico City, Zapopan, Monterrey, Aguascalientes, San Luis Potosi and Ciudad Juarez, through the acquisition of 100% of the equity interests of FTTH.

With a consolidated subscriber base of 4.4 million cable television, or video subscribers and 14.6 million homes passed as of December 31, 2018, these companies are important service providers in Mexico. “Homes passed” refers to any residential homes or businesses that are connected to telecommunications systems, or those prepared to be connected to telecommunications systems but are not currently connected or that require some type of investment in order for them to be connected. For instance, each apartment located in a building that is prepared to be connected to telecommunications systems represents one home passed. It is generally understood that a home or business counts as a home passed when it can be connected to a telecommunications network without additional extensions to the main transmission lines. Our cable strategy aims to increase our subscriber base, average monthly revenues per subscriber and penetration rate by:

•                  continuing to offer high quality programming;

•                  continuing to upgrade our existing cable network into a broadband or fiber-optic bidirectional network;

•                  aiming to provide digital services in order to stimulate new subscriptions, substantially reduce piracy and offer new value-added services;

•                  increasing the penetration of our high-speed internet access and other multimedia services as well as providing a platform to offer internet protocol, or IP, and telephony services;

•                  continuing the roll out of advanced digital set-top boxes which allow the transmission of high definition programming and recording capability, including OTT services; and

•                  continuing to leverage our strengths and capabilities to develop new business opportunities and expand through additional investments and/or acquisitions, which can be substantial in size.

Our cable companies have introduced a variety of new services over the past few years, such as interactive television and other enhanced program services, including high-speed internet access through cable modem and fiber-to-the-home, as well as IP telephony. In November 2014, we launched a unified commercial offer under the izzi TV, our principal brand for residential customers, offering a revolutionary double-play package with unlimited telephony services and high-speed data access. In addition, the double-play package can be upgraded to a triple-play package by adding one of three pay-TV bundles. Our cable companies also continue to commercialize telecommunication services through their original trademarks in some of their coverage zones. In June 2016, we launched “izzi TV”, a new entertainment platform, which among other services, provides customers live channels, SVOD (Subscription Video on Demand), as well as access to all content available through Blim and, starting in the first quarter of 2019, direct access to Netflix through the “izzi TV” platform and the “izzi go” mobile application, compatible with iOS and Android platforms. “Izzi go” is a TV Everywhere application that enables subscribers to access channels, movies and series on demand. Izzi go also features a remote control compatible with our set top boxes, and allows subscribers to rent additional content through the application, all for a fixed price. For an additional cost, subscribers can choose from different complements to the “izzi TV” service, such as TVOD (Transactional Video on Demand) titles, HBO and Fox Premium. In July 2018, our cable companies launched “afizzionados”, our first proprietary sports channel dedicated to soccer, broadcasting selected exclusive matches. In November 2018, we launched “izzi flex” (fixed internet) and “izzi pocket” (mobile internet), which offer speeds of 5 Mbps and up to 20 Mbps. In July 2018, we renewed our triple play product with packaging benefits of voice, broadband and video.

As of December 31, 2018, we have launched “izzi” in 119 cities, generating significant increases in gross ads. As of December 31, 2018, our cable companies had 4.5 million broadband subscribers. The growth in our subscriber base has been driven primarily by the upgrade of our networks and the launch of competitive broadband offerings. As of December 31, 2018, our cable companies had 3.0 million IP telephone lines in service, or voice subscribers.

DTH. We believe that Ku-band DTH satellite services offer an enhanced opportunity for expansion of pay television services into households seeking to upgrade reception of broadcasting signals and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. We own a 58.7% interest in Innova, or Sky, our venture with DIRECTV. Innova is a DTH company with services in Mexico, Central America and the Dominican Republic with more than 7.6 million video subscribers, of which 2.7% were commercial subscribers as of December 31, 2018.

The key components of our DTH strategy include:

•                  offering high quality programming, including rights to our four over-the-air broadcast channels, exclusive broadcasts of sporting events, such as the largest coverage of the Mexican Soccer League, the Spanish Soccer League, La Liga and La Copa del Rey, the English Premier League and the FA Cup, the NFL Sunday Ticket, MLB Extra Innings, the NHL, bullfighting, World Equestrian Games, marathons, Diamond League, the largest coverage of the Mexican Baseball League (LMB), ATP tournaments, UEFA Nations League and FIFA tournaments;

•                  capitalizing on our relationship with DIRECTV and local operators in terms of technology, distribution networks, infrastructure and cross-promotional opportunities;

•                  capitalizing on the low penetration of pay-TV services in Mexico;

•                  providing superior digital Ku-band DTH satellite services and emphasizing customer service quality; and

•                  providing aggressive HD offerings and continuously expanding our programming in HD;

•                  providing single play broadband services as well as video-broadband bundles to complement our product offering.

Continue Expanding the Portfolio of Channel Offerings in Mexico and Abroad

Network Subscription. Through our 26 pay-TV brands and 74 national and international feeds, we reached more than 46 million subscribers throughout Latin America, the Caribbean, the United States, Canada, Europe, Africa and Australia in 2018. Our pay-TV channels include, among others, three music channels, five movie channels, eight variety and entertainment channels, three sports channels and one news channel. All of our sports channels offer 24 hour a day programming 365 days a year. Popular channels include, among others, De Película, Distrito Comedia, TLNovelas and Golden.

Transforming Our Publishing Business

Despite the continuing challenges facing the industry, we believe we continue to be among the leaders of the publishing business and maintained a total approximate circulation of 50.6 million magazines during 2018. We believe our subsidiary, Editorial Televisa, S.A. de C.V., or Editorial Televisa, is the most important Spanish-speaking publishing company in the world in number of magazines distributed. Editorial Televisa publishes 98 titles, with 32 wholly-owned trademarks and 32 licensed trademarks from world renowned publishing houses, including Spanish language editions of some of the most prestigious brands in the world. Editorial Televisa distributes its titles to 12 countries, including Mexico, the United States and countries throughout Latin America.

Increasing Our International Programming Sales Worldwide and Strengthening Our Position in the Growing U.S.-Hispanic Market

We license our programs to television broadcasters and pay-TV providers in the United States, Latin America, Asia, Europe and Africa. Excluding the United States, in 2018, we licensed 83,563 hours of programming in 75 countries throughout the world. We intend to continue exploring ways of expanding our international programming sales.

According to the “Annual Estimates of the Resident Population by Sex, Age, Race, and Hispanic Origin for the United States: April 1, 2010 to July 1, 2017” issued by the U.S. Census Bureau Population Division, the U.S.-Hispanic population is estimated to be 58.95 million, or approximately 18.1% of the U.S. population, and is currently one of the fastest growing segments in the U.S. population, with the growth among Hispanics responsible for over half of the U.S. population gains between 2000 and 2010. The U.S. Census Bureau projects that the Hispanic population will be approximately 21.1% of the U.S. population by the year 2030.

We intend to leverage our unique and exclusive content, media assets and long-term associations with others to benefit from the growing demand for entertainment among the U.S.-Hispanic population.

We supply television programming for the U.S.-Hispanic market through Univision, the leading media company serving Hispanic America. In exchange for this programming, during 2016, 2017 and 2018, Univision paid us U.S.$324.6 million, U.S.$313.9 million and U.S.$383.6 million respectively, in royalties. For a description of our arrangements with Univision, see “— Univision”.

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

Some of our recent acquisitions and investments include:

•                  our acquisition of the remaining 50% of equity interest of TVI in March 2016, a cable company that provides cable television, internet access, telephony services and bidirectional data transmission in the metropolitan area of Monterrey and other areas of northern Mexico; and

•                  our acquisition on December 17, 2018 of the residential fiber-to-the-home business and related assets from Axtel in Mexico City, Zapopan, Monterrey, Aguascalientes, San Luis Potosi and Ciudad Juarez, through the acquisition of 100% of the equity interests of FTTH.

For a further discussion of some of our recent investments, see “— Investments”.

We have grown our gaming business, which consists of casinos and an online gaming site. As of December 31, 2018, we had 17 casinos in operation, under the brand name “PlayCity”. In accordance with our permit, we may continue to open casinos. In 2017, we launched our online sports betting site. The casinos and the online sports betting site are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 45 casinos and number draws throughout Mexico.

Notwithstanding the foregoing, the Company continues to evaluate its portfolio of assets in order to determine if it should dispose select non-core operations.

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

•                  Sharing of Infrastructure: Regulation on the access and use of passive infrastructure, including towers, sites, and ducts, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by IFT using a methodology of long average incremental costs;

•                  Local Loop Unbundling: Regulation on local loop unbundling, including the imposition of rates to be determined by IFT using a methodology of long average incremental costs;

•      Resale: Resale of wholesale voice, broadband and dual-play packages that replicate packages provided by the preponderant economic agent, at retail level, at rates to be negotiated among the operators and, where an agreement cannot be reached, to be determined by IFT using a methodology of retails minus;

•      Indirect Access to the Local Loop: Regulation on the wholesale bitstream access to the preponderant economic agent’s access network at rates to be negotiated among the operators and, where an agreement cannot be reached, to be determined by IFT using a methodology of retail minus;

•                  Wholesale Leased Lines: Regulation on wholesale leased lines for interconnection, local and domestic and international long distance, at rates to be negotiated among the operators and, where agreement cannot be reached, to be determined by IFT using a methodology of retail minus, except for leased lines for interconnection services where the methodology to be used for determining the applicable rates will be of long average incremental costs;

•                  Roaming: Regulation on the provision of wholesale roaming services, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by IFT using a methodology of long average incremental costs;

•                  Elimination of National Roaming Charges: IFT has imposed the elimination of national roaming charges to the preponderant economic agent’s subscribers;

•                  Mobile Virtual Network Operators: Regulation on wholesale access to mobile virtual operators to services provided by the preponderant economic agent to its subscribers, at rates to be negotiated among the operators and, where agreement cannot be reached, to be determined by IFT using a methodology of retail minus (for the reseller business model);

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

On March 8, 2017, IFT issued a resolution to the preponderant economic agent in the telecommunications market that modifies the asymmetrical regulations described above. The most relevant modifications are the following:

•                  Wholesale Leased Lines: the methodology to be used by IFT in case an agreement cannot be reached in wholesale leased lines for interconnection, local and domestic and international long distance, is limited to long average incremental costs;

•                  Functional separation: the preponderant economic agent in the telecommunications market will have to functionally separate the provision of wholesale services through the creation of a new legal entity and a wholesale division; which entity will solely and exclusively provide wholesale services related to access network elements, dedicated links and passive infrastructure, among other wholesale services;

The wholesale division within the existing companies will provide the other wholesale services subject to the aforementioned measures that are not provided by the newly created legal entity;

•                  Equivalence of Supplies and Inputs, Technical and Economic Replicability: The preponderant economic agent in the telecommunications market must guarantee the equivalence of inputs, the technical replicability of the services that it commercializes to its end users, and equal access to technical and commercial information;

•      Fiber disaggregation Regulation on unbundling of P2P (point-to-point), fiber was added to the local loop unbundling regulation. Unbundling of passive optical networks (PON), is not considered under this service and remains accessible through the Indirect Access to the Local Loop service; and

•      The preponderant economic agent in the telecommunications market must also guarantee the economic replicability of the services that it commercializes to its end users for which it will validate the economic replicability of the services “ex-post” based on the methodology, terms and conditions that the IFT determines.

According to public records, América Móvil and its operating subsidiaries, Telcel, Inbursa, Telmex and Telnor, filed amparo proceedings against IFT’s original resolution. The courts issued a ruling confirming the constitutionality of IFT’s resolution, with the exception of Telcel’s proceeding that is pending before the Supreme Court.

In March 2018, América Móvil received a resolution from IFT determining the terms under which Telmex and Telnor shall, legally and functionally, separate the provision of wholesale regulated fixed services by incorporating new legal entities with their own corporate governance, independent from those of América Móvil’s subsidiaries holding a concession, and by creating a wholesale business unit within Telmex and Telnor. Telmex and Telnor will have two years to implement the separation ordered by the IFT. The resolution establishes a calendar for implementation and obligations to deliver periodic information to the IFT.

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

In April 2018, the SCJN determined that the interconnection rate regime relating to fixed termination by the Preponderant Economic Agent in Telecommunications Network, which contained a limitation on the Preponderant Economic Agent’s ability to charge for traffic termination in its fixed network, was unconstitutional. As a result, the SCJN ordered the IFT to issue a tariff for traffic termination in the fixed network of the Preponderant Economic Agent applicable from January 1 to December 31, 2019. In November 2018, the IFT determined that the tariff for traffic termination in the fixed network of the Preponderant Economic Agent will be Ps.0.003151 per minute of interconnection from January 1, 2019 to December 31, 2019.

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

Commitment to Sustainability

At Televisa, we are committed to taking the lead on sustainability through tangible and measurable sustainability programs that improve the environment and our corporate governance. At the same time, we have been focused on strengthening communities while working to inspire and develop human potential through innovative education and cultural initiatives.

This commitment to sustainability begins with our philanthropic arm, Fundación Televisa, which has developed a range of social programs designed to benefit society. At the same time, we have made sustainable development a key part of our offerings and commercial strategy as a way to create value and better meet the expectations of our shareholders.

We have concentrated on ways to limit greenhouse gas emissions, strengthen alliances with renewable energy generators and meet or exceed compliance with the General Law on Climate Change, with a special focus on making sustainability gains through our in-house Environmental Management Systems (EMS).

Another one of our strengths is the depth of experience possessed by our sustainability team members. Through their leadership, we leverage our corporate structure to embed sustainability throughout our lines of businesses.

Our achievements in sustainability are the result of a regular review and enhancement of internal policies, procedures and management systems to improve corporate performance. Key performance indicators are continually refined and monitored in environmental, social and corporate governance spheres and the impact of the programs is constantly evaluated in a culture of continuous improvement.

But perhaps most importantly, we understand the crucial need to gain the support of key constituencies for our sustainability efforts by offering key stakeholders regular reports on the progress of our environmental, social and corporate governance programs. As part of that communications effort, we put special effort into producing a comprehensive and compelling annual sustainability report.

To date, our sustainability efforts have been recognized locally in Mexico and around the world:

•                  In February 2016, we joined the United Nations (UN) Global Compact, the world’s largest corporate sustainability initiative, and incorporated the Ten Principles of the UN as part of our strategy, culture and daily actions.

•                  Since 2016, we have been selected as a constituent of the FTSE4Good Emerging Index.

•                  In 2017, our social responsibility programs were recognized with the “Empresa Socialmente Responsable” award (Socially Responsible Company), granted by Centro Mexicano de la Filantropía (Mexican Center for Philanthropy), and Alianza por la Responsabilidad Social Empresarial (Alliance for Corporate Social Responsibility). We received this award for our continuous involvement with the community, quality of labor life, care and preservation of the environment and business ethics.

•                  Moreover, since February 1, 2013, we have been named one of the six members of the Sustainability Index of the Mexican Stock Exchange; and in March 2018, we were confirmed as a sustainable issuer for the period effective from March 20, 2018 to March 15, 2019. The Sustainability Index currently includes 30 issuers, which have been selected based on their commitment to corporate governance, social responsibility and environmental management.

•                  In September 2018, we were selected as a member of the Dow Jones Sustainability MILA Pacific Alliance Index, comprised of sustainability leaders from Chile, Peru, Mexico and Colombia. Also, we were selected as one of the three Mexican companies to be included in the Dow Jones Sustainability Emerging Markets Index, which is comprised of sustainability leaders from Western Europe, India, China, South Africa, Central America, South America and other countries. The Dow Jones Sustainability Indices recognize public companies for their outstanding performance across economic, environmental and social sectors, and are used as a reference by investors who consider sustainability when making investment decisions.

•                  In January 2019, we were selected as one of the four Mexican companies to be included in the 2019 Bloomberg Gender-Equality Index (GEI), which distinguishes companies committed to transparency in gender reporting and advancing gender equality. The GEI is a reference Index which includes 230 firms from 10 sectors located across 36 countries and regions. Our GEI inclusion is a solid indicator to our employees, investors and industry peers that our leadership truly understands establishing an inclusive workplace.

Our notable achievements in advancing the cause of sustainability are the result of the consistent review and continual enhancement of our programs, our emphasis on corporate social responsibility as a critical business focus and the establishment of key performance indicators in the environment, social and corporate governance matters. To sum up, we view our deep and abiding commitment to sustainability as more than just an effort to do good, but as a central part of our business that will contribute to our growth and success. Never satisfied, we remain firmly committed to continually improving and aligning our operations with international standards and best practices for the long-term.

Commitment to Social Responsibility

At Fundación Televisa (or “Fundación”) we aim to enhance the potential of people in Mexico and the United States while inspiring others to join forces. Our innovative programs in education, culture, entrepreneurship, and environmental protection provide an empowering platform for hundreds of thousands of people to improve their lives, transform their communities and build better and more sustainable societies. Our approach combines an effective leverage of Televisa communication channels with state of the art digital tools, financial support and on-the-ground multidisciplinary teams.

In 2018 we impacted the life of 1,054,632 children, youth and adults in both Mexico and the United States, investing with our allies together more than Ps.346 million.

We managed to have more than 127 million of media impacts. We have reached more than 81 million people with our messages, benefiting more than 64 institutions and organizations through communication campaigns with television spaces.

Our causes generated more than 1.5 million followers on social networks and more than 4 million people to our platforms.

Fundación programs work along different life stages. Empieza Temprano focuses on early childhood development by providing parents and families information and practical tips. To enhance the skills of K-12 students, Fundación has civic values program called Valores. Aprende con el Chavo is a free platform for online learning and Cuantrix teaches computer science and coding. Technolochicas empowers young women through STEAM (Science,

Technology, Engineering, Art and Mathematics) and Bécalos works to increase high-school and college completion while improving the student’s employability. POSiBLE helps to expand high impact innovation-driven entrepreneurship through training, networking, resources, visibility and acceleration for high potential startups. In addition, Fundación´s culture and environmental programs cut across ages serving the general public in specific locations and more broadly through the digital and media space.

Our numbers:

•                  Over 3.5 million users of Aprende con el Chavo, the free online learning application for language and STEAM.

•                  More than 30,000 students from public schools in six states across Mexico learned basic coding skills through more than 1,000 teachers and instructors trained by Cuantrix.

•                  More than 1,300 middle-school girls (primarily Latinas) attended 34 Technolochicas STEAM activities in 17 cities across the United States.

•                  37,424 recipients of Bécalos scholarships including 1,614 for students developing employability competencies, 217 for participants of an international exchange program with community colleges in the United States and 90 for students attending a program for talented youth.

•                  With these numbers, Bécalos reached a historic sum of 285,917 beneficiaries and 1,202 attendees in its international mobility efforts.

•                  To preserve the environment, we protected 11,239 hectares as fishing recovery zones in the Sea of Cortez to reach communities in a total of 1,217,154 hectares. This effort benefitted 2,500 fisherman.

•                  119,347 entrepreneurs enrolled in POSiBLE in Mexico with a record percentage of 55% women. Moreover, 1,100 Latino entrepreneurs registered in a POSiBLE pilot program for the United States in Los Angeles, California.

•                  We participated in seven photography fairs in Mexico and other countries with the assistance of more than 150,000 people.

•                  We participate with far reaching communication campaigns including Valores promoting civic values.

We have made significant and effective contributions to disaster relief following the earthquakes in September 2017. In 2018, Fundación created a program called ReconstruYAmos México (Rebuilding Mexico) to support the rebuilding projects described below in the Mexican States that suffered most damage. Through our strategic alliances such as “1X1” with the Alfredo Harp Helú Foundation, Fomento Social Banamex and the Coca Cola Foundation, Fundación invited the people of Mexico to donate and committed to match each peso they gave. Through the alliances with the BBVA Bancomer Foundation and the Gentera Foundation, Fundación managed to benefit more than 189,000 people in Oaxaca, Chiapas, Morelos, Puebla, Estado de México, Guerrero and Mexico City, with more than U.S.$13.8 million invested in rebuild 1,669 houses, 11 schools, three local markets, 782 ovens and kitchens, 11 craft workshops, one mobile hospital and one asylum.

By responsibly leveraging media, talent, partnerships and financial assets, the efforts led by Fundación reflect the commitment of Televisa to make a strategic contribution to building a more empowered, prosperous and democratic society where all people have a platform to succeed.

Our Operations

As of December 31, 2018, we classify our operations into four business segments: Content, Cable, Sky, and Other Businesses.

Content

Television Industry in Mexico

General. There are 17 television stations operating in Mexico City and approximately 568 other television stations elsewhere in Mexico. Most of the stations outside of Mexico City rebroadcast programming originating from the Mexico City stations. We own and operate four of the 17 television stations in Mexico City, Channels 2, 4, 5 and 9. Some of these stations are affiliated with 216 repeater stations and 30 local stations outside of Mexico City. See “— Television Networks”. Our major competitor, TV Azteca, owns and operates Channels 7 and 1 (formerly 13) in Mexico City, which we believe are affiliated with 177 stations outside of Mexico City. Likewise, TV Azteca owns the concession for Channel 40, or ADN 40, an ultra-high radioelectric frequency, or UHF, channel that broadcasts throughout the Mexico City metropolitan area, Grupo Imagen owns the concession for Channel 27 or Excelsior and Channel 29 or Cadena 3 or Imagen Television, and Multimedios owns a concession for virtual channel 6.1. in Mexico City. The Mexican government currently operates 7 stations in Mexico City, Channel 11 (IPN), which has 12 repeater stations, Channel 21, Channel 22, Channel 20 (TVUNAM), Channel 34, Channel 45 (Congress), Channel 30, an anchor station of Sistema Público de Radiodifusión del Estado Mexicano, which, we believe, has 25 repeater stations outside Mexico City, 24 stations (State Governments), and 7 other university stations. There are 43 local television stations affiliated with Imagen Television, outside of Mexico City. There are also 22 independent stations which are unaffiliated with any other stations and 12 stations of Multimedios outside of Mexico City. See “— Television Networks”.

We estimate that approximately 30.9 million Mexican households have television sets, representing approximately 93% of all households in Mexico as of December 31, 2018. We believe that approximately 97.6% of all households in Mexico City and the surrounding area have television sets.

Programming

Programming We Produce. We produce a significant part of the Spanish-language television programming in the world. In 2016, 2017 and 2018, we produced approximately 90,500 hours, 87,900 hours and 83,712 respectively, of programming for broadcast on our network stations; including programming produced by our local stations, which represented 56.4%, 58.2% and 64.1% of our total hours produced in the same years, respectively. Programming and videos for broadcast on our pay-TV channels, through our cable operations and DTH satellite ventures, represented 30.3%, 29.1% and 22.1% of our total hours produced in 2016, 2017 and 2018, respectively.

We produce a variety of programs, including dramas, newscasts, situation comedies, game shows, reality shows, children’s programs, comedy and variety programs, musical and cultural events, movies and educational programming. Our dramas are broadcast either dubbed or subtitled in a variety of languages throughout the world.

Our programming also includes broadcasts of special events and sports events in Mexico promoted by us and others. Among the sports events that we broadcast are soccer games and professional wrestling matches. See “— Other Businesses — Sports and Show Business Promotions”. In 2016, we broadcast Copa América Centenario USA 2016, UEFA Euro France 2016, FIFA Women’s World Cup Under 17 Jordan 2016, FIFA Futsal World Cup Colombia 2016, FIFA Women’s World Cup Under 20 Papua New Guinea 2016 and FIFA Club World Cup Japan 2016. In 2017, we broadcast FIFA Confederations Cup Russia 2017, Beach Soccer World Cup Bahamas 2017, CONCACAF Gold Cup 2017, FIFA World Cup Under 17 India 2017 and FIFA U-20 World Cup Korea Republic 2017. In 2018, we broadcast the FIFA World Cup Russia 2018, the FIFA Women’s World Cup Under 20 France 2018 and the FIFA Women’s World Cup Under 17 Uruguay 2018. We have secured the rights to broadcast the FIFA World Cup Qatar 2022 and the Canada, Mexico and USA 2026 World Cup and 2030 FIFA World Cup for Mexico and other territories in Latin America.

Our programming is produced primarily at our 30 studios in Mexico City. We also operate 22 fully equipped remote control units (OB Vans). Some of our local television stations also produce their own programming. These local stations operate 47 studios and 34 fully equipped remote control units. See “ — Programming— Local Affiliates”.

Foreign-Produced Programming. We license and broadcast television programs produced by third parties outside Mexico. Most of this foreign programming is from the United States and includes television series, movies and sports events, including coverage of Major League Baseball games and National Football League games. Foreign-produced programming represented approximately 36.8%, 35.6% and 28.7% of the programming broadcast on our four television networks in 2016, 2017 and 2018, respectively. A substantial majority of the foreign-produced programming aired on our networks was dubbed into Spanish and was aired on Channel 5, with the remaining aired on Channel 9.

Talent Promotion. We operate Centro de Educación Artística, a school in Mexico City, to develop and train actors. We provide instruction free of charge, and a substantial number of the actors appearing on our programs have attended the school. We also promote writers and directors through a writers’ school as well as various contests and scholarships.

Television Networks. We operate three television networks that can be viewed throughout parts of Mexico depending on the schedules and programming on our affiliated television stations through Channels 2, 5 and 9 in Mexico City. The following table indicates the total number of operating television stations in Mexico affiliated with each of our three networks, as well as the total number of local affiliates, as of December 31, 2018.

	Wholly Owned Mexico City Anchor Stations	Wholly Owned Affiliates	Majority Owned Affiliates	Minority Owned Affiliates	Independent Affiliates	Total Stations
Channel 2	1	124	2	—	1	128
Channel 5	1	62	—	—	3	66
Channel 9	1	16	—	—	8	25
Subtotal	3	202	2	—	12	219
Local (Stations) Affiliates	—	17	—	1	12	30
Total	3	219	2	1	24	249

Channel 2 Network. Channel 2, which is known as “Las Estrellas”, or “The Stars”, together with its affiliated stations, is the leading television network in Mexico and the leading Spanish-language television network in the world, as measured by the size of the audience capable of receiving its signal. Channel 2’s programming is broadcast 24 hours a day, seven days a week, on 128 television stations located throughout parts of Mexico. The affiliate stations generally retransmit the programming and advertising transmitted to them by Channel 2 without interruption. Such stations are referred to as “repeater” stations. We estimate that the Channel 2 Network reaches approximately 30.2 million households, representing 98% of the households with television sets in Mexico. The Channel 2 Network accounted for a majority of our national television advertising sales in each of 2016, 2017 and 2018.

The Channel 2 Network targets the average Spanish-speaking family as its audience. Its programs include dramas, news, entertainment, comedy and variety programs, movies, game shows, reality shows and sports. The dramas make up the bulk of the prime time lineup and consist of romantic dramas that unfold over the course of 70 to 120 half-hour episodes. Substantially all of Channel 2’s programming is aired on a first-run basis and much of it is produced by us.

Channel 5 Network. In addition to its anchor station, Channel 5 is affiliated with 65 repeater stations located throughout parts of Mexico. We estimate that the Channel 5 Network reaches approximately 28.0 million households, representing approximately 90.6% of households with television sets in Mexico. We believe that Channel 5 offers the best option to reach the 18-34 year old demographic, and we have extended its reach into this key group by offering new content. Channel 5 offers a combination of reality shows, national and international soccer, sitcoms, dramas, movies, cartoons and other children’s programming. The majority of Channel 5’s programs are produced outside of Mexico, primarily in the United States. Most of these programs are produced in English.”

Channel 9 Network. In addition to its anchor station, Channel 9 is affiliated with 24 repeater stations, approximately 40% of which are located in central Mexico. We estimate that Channel 9 reaches approximately 19.9 million households, representing approximately 64.5% of households with television sets in Mexico.

The Channel 9 Network targets viewers 30 years and older. Its programs include movies, sports, sitcoms, game shows, dramas produced by third parties, news, an entertainment newscast and re-runs of popular programs from Channel 2.

Channel 4. Channel 4 broadcasts in the Mexico City metropolitan area and to some other areas of the country through a network of repeater stations, and according to our estimates, reached over 21.6 million households in Mexico in 2018. As described above, as part of our plan to attract medium-sized and local Mexico City advertisers and some of the areas covered by the repeater stations, we focused the reach of this network throughout Mexico and revised the format of Channel 4 to create ForoTV in an effort to target viewers in those areas. We currently sell local advertising time on ForoTV to medium-sized and local advertisers at rates comparable to those charged for advertising on local, non-television media, such as radio, newspapers and billboards. However, by purchasing local advertising time on ForoTV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television media.

ForoTV targets young adults between 30 and 40 years old, and adults more than 55 years old. Its programs consist primarily of journalist content, news, and round table programs in which the participants analyze the national and international news.

Local Affiliates. There are currently 30 local television stations affiliated with our networks, of which 17 stations are wholly owned, one station is minority owned and 12 stations are independent affiliated stations. These stations receive part of their programming from Channels 4 and 9. See “— Channel 4”. The remaining programs aired consist primarily of programs licensed from our program library and locally produced programs. The locally produced programs include news, game shows, musicals and other cultural programs and programs offering professional advice. In 2016, 2017 and 2018, the local television stations owned by us produced 51,000 hours, 51,100 hours and 53,600 hours, respectively, of programming. Each of the local affiliates maintains its own sales department and sells advertising time during broadcasts of programs that it produces and/or licenses. Generally, we pay the affiliate stations that we do not wholly own a fixed percentage of advertising sales for network affiliation.

Network Subscription. We produce or license a suite of Spanish and English-language television channels for pay-TV systems in Mexico, Latin America, the Caribbean, Europe, the United States, Canada, Africa and Australia. These channels include programming such as general entertainment, dramas, movies, news and music-related shows, interviews and videos. Some of the programming included in these channels is produced by us while other programming is acquired or commissioned from third parties. We commercialize 26 pay-TV brands through over 74 domestic and international feeds, which reach over 46 million subscribers worldwide, averaging six networks per subscriber.

In 2016, 2017 and 2018, we produced approximately 27,400 hours, 25,500 hours and 18,500 hours, respectively, of programming and videos, for broadcast on our pay-TV channels. The names and brands of our standard definition channels include: Telehit, Telehit Urbano (formerly RMS), Bandamax, De Película, TLN (Portugues), Unicable, Golden, Edge, Golden Latinoamérica, TLNovelas, Tiin, Estrellas Latinoamérica, Estrellas Delay-2hrs, Estrellas Delay-1hr, Distrito Comedia, Adrenalina Sports Network (formerly Fighting Sports Network, FSN), TDN, TD Centro and UTDN. The brands of our high definition channels include: Golden HD, Telehit HD, TDN HD, De Película HD, Unicable HD, Golden Premier HD, Foro TV HD.

Licensing and Syndication. We license our programs and our rights to programs produced by other television broadcasters and pay-TV providers in the United States, Canada, Latin America, Asia, Europe and Africa. We collect licensing fees based on the size of the market for which the license is granted or on a percentage of the advertising sales generated from the programming. In addition to the programming licensed to Univision, we licensed 93,473 hours, 85,098 hours and 83,563 hours of programming in 2016, 2017 and 2018, respectively. See “— Univision” and “Operating and Financial Review and Prospects — Results of Operations — Total Segment

Results — Content”. As of December 31, 2018, we had 272,161 half-hours of television programming in our library available for licensing.

Expansion of Programming Reach. Our programs can be seen in the United States, Canada, Latin America, Asia, Europe, Africa and Australia. We intend to continue to expand our sales of Spanish-language programming internationally through pay-TV services.

Televisa Digital. Televisa Digital is Mexico’s leading creator of premium video content. The digital division consists of a collection of world-class online properties that deliver compelling content to diverse audiences across a network of websites, applications, OTT services, and third-party platforms. With our flagship site, Televisa.com, and the digital extensions of household brands such as Las Estrellas, Televisa News, Televisa Sports, Canal 5 and Televisa Networks, Televisa Digital is the hub for Mexico’s most popular TV shows, live coverage, and premium original content. With unparalleled insights into audience behaviors and preferences across platforms, Televisa Digital is uniquely positioned to offer brand advertisers a premium advertising experience with content they trust.

In addition to its suite of owned and operated properties, Televisa has a massive following on social media with over 200 social accounts, combined followers of more than 150 million, and double-digit growth in video views. Televisa has cultivated strong alliances with Facebook, Google, and most recently Amazon with the development of premium content series and innovative product partnerships that reach new and niche audiences. With the ability to tailor ads based on a user’s demographics, interests and/or viewing behavior, Televisa offers a brand-safe environment where advertisers can reach their target audience at scale.

We have license agreements to distribute Telemundo’s original content on digital platforms in Mexico. As part of the agreements, Telemundo provides us with original content, including its highly popular dramas currently broadcast on our Channel 9 and on all of our digital platforms. The agreements complement and are part of the strategic alliance to distribute Telemundo’s original content in Mexico across multiple platforms, including broadcast television, pay-TV and emerging digital platforms.

Televisa Digital has emerged as a top player in the advertising industry by offering its clients a curated slate of products ranging from traditional digital inventory to advanced programmatic solutions, targeted audience buying, TV extension video strategies, social media amplification and custom branded content development.

OTT Platform. In January 2014, we launched an over-the-top (“OTT”) platform under the brand “VEO”, which in February 2016 was relaunched as “Blim”. Blim is fully operated by Televisa, S.A. de C.V. and it provides a Subscription Video-On-Demand (“SVOD”) service in Mexico with an extensive catalogue of domestic and foreign entertainment (original productions, movies, series, documentaries, programs, dramas and children’s content) and has been positioned as an important Spanish language premium content provider. Blim is accessible through a growing number of internet connected electronic devices. Blim service can be purchased on a monthly basis through recurring payment with credit card, prepaid gift cards, packaged subscriptions through carrier and MSO billing and direct billing with other third parties’ app stores. Blim is currently the third largest SVOD service provider in Mexico.

Advertising Sales Plan. Our sales force is organized into separate teams, each of which focuses on groups of clients, in order to provide multi-platform offers that include free-to-air television, pay television, local stations and digital services. In 2018, we began billing our clients on a cost-per-rating-point basis rather than on a fixed pricing scheme. Most of our sales were made through “Modular 2.0” or “packages” that have a pre-determined allocation through national channels and dayparts through which we optimize the use of our inventory while committing to deliver certain amounts of gross rating points. The majority of our sales were made through these mechanisms. We sell commercial time in two ways: upfront and scatter basis. Advertisers that elect the upfront option lock in prices on a cost-per-rating-point basis for most of our commercial inventory for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, and are charged lower rates than those charged on a scatter basis for their commercial time, given the highest priority in schedule placement, and given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and limited access to choose commercial time slots. Under our cost-per-rating-point approach, all advertisers are billed based on actual gross rating points delivered. For 2018, we have successfully migrated most of our sales to a pricing mechanism based on ratings. For a description of our advertising sales plan, see “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content — Advertising Rates and Sales”.

We currently sell a significant portion of our available television advertising time. We use the remaining portion of our television advertising time primarily to satisfy our legal obligation to the Mexican government to provide up to 18 minutes per day of our broadcast time between 6:00 a.m. and midnight for public service announcements and 30 minutes per day for public programming (referred to in this annual report as Official Television Broadcast Time), and our remaining available television advertising time to promote, among other things, our products. We sold approximately 42%, 35% and 46% of total available national advertising time on our networks during prime time broadcasts in 2016, 2017 and 2018, respectively, and approximately 35%, 29% and 38% of total available national advertising time during all time periods in 2016, 2017 and 2018, respectively. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content”.

Cable

The Cable Television Industry in Mexico. Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee. These fees are based on the package of channels the subscribers receive. According to IFT, there were approximately 884 pay-TV concessions in Mexico, including 402 integrated sole concessions, as of the date of their report, serving approximately 19.483 million subscribers (including cable and DTH).

Digital Cable Television Services. Our cable companies offer on-screen interactive programming guide with direct access to Blim and Netflix through the “izzi TV” platform, video on demand, high definition channels as well as other services throughout Mexico. Along with their digital pay-TV service, our cable companies offer high speed internet and a competitive digital telephone service. Through their network, they are able to distribute high quality video content, new services, interactivity with video on demand, 1080i high definition, impulse and order pay-per-view, a-la-carte programming, among other products and services, with added value features and premium solutions for consumers, and telephony and internet. Likewise, our cable companies offer mobile applications such as “izzi go”, which is a TV Everywhere application compatible with iOS and Android platforms, that enables subscribers to access channels, movies and series on demand. Izzi go also features a remote control compatible with our set top boxes, and allows subscribers to rent additional content through the application, all for a fixed price.

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

•                  Broadband internet services, including fixed/mobile solutions; and

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

Cablemás. We own Cablemás, which operates in approximately 105 cities in Mexico where it offers cable television, high speed internet access and telephony services.

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

Bestel. Currently, the Company indirectly holds 66.1% of the equity of Bestel (35.3% through Cablevision and 30.8% through CVQ), which provides voice, data, and managed services to domestic and international carriers and to the enterprise, corporate, and government segments, cloud and other services in Mexico. Through Bestel (USA), Inc., Bestel provides cross-border services to U.S. carriers including internet protocol, or IP, transit, collocation, international private lines, virtual private networks, or VPNs, and voice services, as well as access to the Internet backbone via companies or carriers classified as “TIER 1” which are networks that can reach every other network on the internet without purchasing internet protocol address transit or paying settlements and “TIER 2” which are networks that peer with some networks, but purchase internet protocol address transit or pay settlements to reach at least some portion of the internet. Bestel operates more than 29,000 kilometers of a fiber-optic network of which it owns approximately 10,000 kilometers. This fiber-optic network covers several important cities and economic regions in Mexico and has direct crossing of its network into Dallas, Texas, Nogales, Arizona, and San Diego, California in the United States. This enables the company to provide high capacity connectivity between the United States and Mexico.

FTTH. On December 17, 2018, we acquired from Axtel its residential fiber-to-the-home business and related assets in Mexico City, Zapopan, Monterrey, Aguascalientes, San Luis Potosi and Ciudad Juarez, through our FTTH subsidiary. The assets acquired comprise 553,226 revenue generating units, consisting of 97,622 video, 227,802 broadband and 227,802 voice revenue generating units. The total value of the transaction amounts to Ps.4,713 million.

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

As of December 31, 2016, 2017 and 2018, Innova’s DTH satellite pay-TV service had 8,026,519, 8,002,526 and 7,637,040 gross active video subscribers, respectively. Innova primarily attributes its success to its superior programming content, its exclusive transmission of the largest coverage sporting events such as soccer tournaments and special events, its high quality customer service and its nationwide distribution network with approximately 1,016 points of sale. In addition to the above, Innova also attributes its success to VeTV, our low-end package in Mexico. Sky continues to offer the highest quality and exclusive content in the Mexican pay-TV industry. Its programming packages combine our over-the-air channels with other exclusive content.

During 2018, Sky offered exclusive content, which included certain Mexican Soccer League matches and most of the Spanish Soccer League, La Liga and La Copa del Rey, the English Premier League and the FA Cup, the NFL Sunday Ticket, MLB Extra Innings, the NHL, bullfighting, World Equestrian Games, marathons, Diamond League, the largest coverage of the Mexican Baseball League (LMB), ATP tournaments, UEFA Nations League and FIFA tournaments in Central America and some exclusive matches in Mexico. In addition to new programming contracts, Sky continues to operate under arrangements with a number of third party programming providers to provide additional channels to its subscribers. Sky also has arrangements with the major programming studios and sports federations.

In 2018, the Sky HD Package comprised 142 channels, as well as eight additional channels for pay-per-view. We expect to continue broadening our HD offering in the coming years for which we may need additional transponder capacity.

As of December 31, 2018, programming package monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: Basic Ps.159, Fun Ps.319, Fox+ Ps.479, HBO Ps.489 and Universe Ps.709. Monthly fees for each programming package do not reflect a monthly rental fee in the amount of Ps.184 for the decoder necessary to receive the service (or Ps.170 if the subscriber pays within 12 days of the billing date) and a one-time activation fee which depends on the number of decoders and payment method. The monthly fees with respect to our prepaid programming package are the following: VeTV Ps.104, VeTV PLUS Ps.154 and the monthly rental fee for the decoder necessary to receive the service is Ps.105.

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

In 2018, Sky launched Fixed Wireless Broadband services under the brand name Blue Telecomm. Sky offers five or ten mega single-play broadband services as well as video-broadband bundles. These services are limited to certain areas in Mexico. Sky closed 2018 with 92,000 broadband customers.

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

With a total circulation of approximately 50.6 million copies in 2018, we publish 98 titles that are distributed in 12 countries, including the United States, Mexico, Colombia, Chile, Argentina, Peru and Panama, among others. See “— Publishing Distribution”. Our main publications in Mexico include TV y Novelas, a weekly entertainment and dramas magazine; Vanidades, a popular bi-weekly magazine for women; and Caras, a monthly leading lifestyle and socialite magazine. Our other main publications in Latin America and the United States include Vanidades and Caras Colombia and Chile.

We publish the Spanish-language edition of several magazines, including Cosmopolitan, Harper’s Bazaar, Seventeen, and Esquire through a joint venture with Hearst Communications, Inc.; Men’s Health, Women’s Health and Runner’s World, pursuant to a license agreement with Rodale, Inc.; Marie Claire, pursuant to a license agreement with Marie Claire Album; Sport Life and Automóvil Panamericano, as well as other special editions of popular automotive magazines, through a licensing agreement with Motorpress Ibérica, S.A.; Muy Interesante and Padres e Hijos pursuant to a joint venture with Zinet Media Global, S.L. We also publish a Spanish-language edition of National Geographic and National Geographic Traveler in Latin America and in the United States through a licensing agreement with National Geographic Partners, LLC. In addition, we publish several comics pursuant to license agreements with Marvel Brands LLC., Mediatoon Licensing, Kodansha Ltd. and DC Comics.

Our digital advertising revenue increased from 14% of the total advertising revenue of the publishing business in 2017 to 16% in 2018.

Publishing Distribution. We estimate that we distribute more than 50%, in terms of volume, of the magazines circulated in Mexico through our subsidiary, Distribuidora Intermex, S.A. de C.V., or Intermex. We believe that our distribution network, including independent distributors, reaches over 350 million Spanish-speaking people in approximately 12 countries, including Mexico, Colombia, Argentina, Chile, Peru and Panama. We also estimate that such distribution network reaches more than 21,000 points of sale in Mexico. Our publications are also sold in the United States, the Caribbean and elsewhere through independent distributors. In Mexico, in 2016, 2017 and 2018, 60.2%, 58.6% and 62.0%, respectively, of the publications distributed by our company were published by our Publishing division. In addition, our distribution network sells a number of publications published by joint ventures and independent publishers, as well as sticker albums, novelties and other consumer products.

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

We own the Azteca Stadium, which has hosted two World Cup Inaugurations and Final Games (1970 and 1986). In 2016, the Azteca Stadium underwent major renovations, adding new premier zones (suites and club seats). The stadium currently has a total seating capacity of approximately 84,500 fans. The Azteca Stadium hosts the home games of Club América as well as the qualifying matches of the Mexican National Team. Also since the second half of 2018, the Azteca Stadium became host for the home games of the soccer team known as Cruz Azul, which also participates in the first division of the Professional Mexican Soccer League.

The stadium has a contract with the National Football League, or the NFL, to host one regular season game each year beginning in 2016 through 2018. Due to field conditions, the 2018 NFL game was relocated to Los Angeles and postponed to 2019. The parties agreed for the stadium to host three regular season games in Mexico City during the 2020, 2021 and 2022 seasons, subject to certain financing conditions being met. In addition, the Azteca Stadium has been confirmed by FIFA to host soccer matches during the 2026 World Cup, which will be held in Canada, Mexico and the United States of America.

Promotions. We promote a wide variety of concerts and other shows, including beauty pageants, song festivals and shows of popular Mexican and international artists.

Feature Film Production and Distribution. We produce and co-produce first-run Spanish- and English-language feature films, some of which are among Mexico’s top films based on box office receipts.

We distribute our films to movie theaters in Mexico, the United States and Latin America,and later release them for broadcast on video on demand, cable and network television; some of those films have been partially financed by us and are among the highest grossing Mexican films in Mexico, such as No Manches Frida, Hazlo Como Hombre, 3 Idiotas, La Boda De Valentina and the Spanish language film that broke audience and box office records in Mexico and the United States during its release year, Instructions Not Included, which became the second highest film in Mexico in terms of number of viewers. We distribute feature films produced by non-Mexican producers in Mexico. In 2016, 2017, 2018 and up to February 2019, we distributed 21, 20, 22 and 2 feature films, respectively, including several U.S. box office hits.

At December 31, 2018, we owned or had rights to 420 Spanish-language theatrical films, 167 theatrical films in other languages, 25 Spanish-language video titles and 27 video titles in other languages. Many of these films and titles have been shown on our television networks, cable system, DTH and subscription video on demand services.

Gaming Business. In 2006, we launched our gaming business, which consists of casinos and an online gaming site. As of December 31, 2018, we had 17 casinos in operation, under the brand name “PlayCity”. In accordance with our permit, we may continue to open casinos. In 2017, we launched our online sports betting site. The casinos and our online sports betting site are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 45 casinos and number draws throughout Mexico. During 2017, our management decided to begin an internal process to close Multijuegos, our lottery business, and in December 2017, we obtained an authorization from the Mexican Ministry of the Interior, to suspend such business operations.

Radio Stations. Our radio business, Sistema Radiópolis, S.A. de C.V., or Radiópolis, is operated under a joint venture with Promotora de Informaciones, S.A., or Grupo Prisa, a leading Spanish communications group. Under this joint venture, we hold a controlling 50% full voting stake in this subsidiary and we have the right to appoint the majority of the members of the joint venture’s board of directors. Except in the case of matters that require unanimous board and/or stockholder approval, such as extraordinary corporate transactions, the removal of directors and the amendment of the joint venture’s organizational documents, among others, we control the outcome of most matters that require board of directors and/or stockholder approval. We also have the right to appoint Radiópolis’ Chief Financial Officer. The election of Radiópolis’ Chief Executive Officer requires the vote of the majority of the joint venture’s board of directors.

Radiópolis owns and operates 17 radio stations in Mexico, including three AM and three FM radio stations in Mexico City, three AM and two FM radio stations in Guadalajara, one AM station in Monterrey, one FM radio station in Mexicali, one AM/FM combo station in San Luis Potosí, one FM radio station in Veracruz, one FM radio station in Ensenada and one FM radio station in Puerto Vallarta. The IFT authorized the migration to the FM band of one of the AM radio stations in Guadalajara, as well as the AM station in Monterrey. These stations will begin their FM transmission in 2019. Some Radiópolis stations transmit powerful signals which reach beyond the market areas they serve. For example, XEW-AM and XEWA-AM transmit signals that under certain conditions may reach the southern part of the United States. XEW-AM may also reach most of southern Mexico. Including owned and affiliated stations, Radiópolis has 80 stations. We estimate that Radiópolis’ radio stations reach 22 states in Mexico. Our programs aired through our radio stations network reach approximately 62% of Mexico’s population. We plan to continue to explore ways to expand the reach of our radio programming and advertising through affiliations with third parties and through acquisitions.

According to Investigadores Internacionales Asociados, S.C., or INRA, in 2016, 2017 and 2018, XEW-AM ranked, on average, thirteenth, fourteenth and twelfth, respectively, among the 30 stations in the Mexico City metropolitan area AM market, XEQ-FM, ranked, on average, first, first and first respectively, among the 31 stations in the Mexico City metropolitan area FM market, and XEBA ranked, on average, second, second and second respectively, among the 27 stations in the Guadalajara City metropolitan FM market. INRA conducts daily door-to-door and automobiles interviews in the Mexico City metropolitan area to determine radio listeners’ preferences. Outside Mexico City, INRA conducts periodic surveys.

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

The successful exclusive radio broadcasting in 2018 of the FIFA World Cup Russia 2018, UEFA Champions League, CONCACAF Champions League, Liga Mx, NFL and World Series placed Radiópolis among the highest rating sports-broadcasting radio stations in Mexico.

During the last five years, Radiópolis has organized 23 massive live musical events with leading artists, gathering an attendance of 57,554 people in aggregate for the last two events, which were performed at the Foro Sol in Mexico City. The events organized by Radiópolis have become among the most popular music-related events among the musical radio stations in Mexico.

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

During 2016, 2017 and 2018, OCEN promoted 2,968, 2,986 and 3,109 events, respectively, and during 2018, it managed 12 entertainment venues in Mexico City, Guadalajara and Monterrey, providing an entertainment platform that established OCEN as one of the principal live entertainment companies in Mexico.

During 2018, 21.8 million entrance tickets were issued by OCEN’s subsidiary Ticketmaster, compared to 21.8 million in 2017.

Imagina. We owned equity participations equivalent to 19.05% of the capital stock of Imagina Media Audiovisual S.L., or Imagina, one of the main providers of content and audiovisual services for the media and entertainment industry in Spain. On June 26, 2018, we closed on the sale of our 19.05% stake in Imagina. From the total proceeds paid to us of approximately U.S.$341.0 million, 11% was retained in escrow. In December 2018, approximately U.S.$18.2 million (approximately 43% of the relevant amount) was released from escrow. The amount remaining in escrow will be released over time subject to customary terms and conditions under such escrow agreements.

Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. In March 2010, Telefónica, Editora Factum, S.A. de C.V., a wholly-owned subsidiary of the Company which was merged into CVQ in May 2015, and Megacable agreed to jointly participate, through a consortium known as Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”), in the public bid for a pair of dark fiber wires held by the CFE (Comisión Federal de Electricidad). In June 2010, the SCT granted GTAC a favorable award in the bidding process for a 20 year contract for the lease of up to 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted in July 2010, to operate a public telecommunications network using DWDM technology. In June 2010, one of our subsidiaries entered into a long-term credit facility agreement to provide financing to GTAC in an amount up to Ps.688.2 million. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. In addition, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.641 million. By the end of 2018, GTAC had in operation 175 links and 153 nationwide nodes, and the services for customers grew to 2,440, of which 95% have a capacity of 10 Gbps. The overall capacity per link is approximately 3.2 Tbps (80 optical channels x 10, 40 and 100 Gbps each channel). In addition, GTAC maintains four of its own routes (1,839 kilometers), three third-party dark fiber IRU (2,326 kilometers) and local loops (518 kilometers). This new fiber-optic network will represent for us a new alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber-optic network will aim to increase broadband internet access for businesses as well as households in Mexico.

We have investments in several other businesses. See Notes 3 and 10 to our consolidated year-end financial statements.

Univision

We have a number of arrangements with Univision, the leading Spanish-language media company in the United States that owns and operates the following: Univision Network, a leading content creator that is among the most-watched Spanish-language television networks in the United States; UniMás Network; Univision Cable Networks, including Galavisión, Univision Deportes Network, Univision tlnovelas, ForoTV, De Película, De Película Clásico,

Bandamax, Ritmoson, Telehit, the Fusion TV cable network, a news and lifestyle cable network, and UCI’s interest in El Rey Network; Univision Local Media, which owns and/or operates 65 television stations and 58 radio stations in major Hispanic markets within the United States and Puerto Rico; Univision Now, a direct-to-consumer, on demand and live streaming subscription service; Univision.com; Uforia, a music application featuring multimedia music content; as well as a news and social justice website (FUSION.net).

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

Under the PLA Amendment, the terms of the existing strategic relationship between Univision and the Company were amended, including as follows:

(i)    Revised Royalty Computation—In exchange for Univision agreeing to make certain additional sources of revenue subject to the royalty, effective January 1, 2015 and through December 2017, the royalty rate on substantially all of Univision’s Spanish-language media networks revenue was decreased to 11.84%, compared to 11.91% under the previous terms of the PLA. On January 1, 2018, the royalty rate increased from 11.84% to 16.13%, compared to 16.22% under the prior terms. Additionally, the Company will continue to receive an incremental 2% in royalty payments on such media networks’ revenues above an increased revenue base of $1.66 billion, compared to the prior revenue base of $1.65 billion. The royalty rate increased again to 16.45% starting on June 1, 2018 and for the remainder of the term, from 16.13%, compared to the prior rate of 16.54%. With this second rate increase, the Company receives an incremental 2% in royalty payments above a reduced revenue base of $1.63 billion. The royalty base generally includes all Univision revenues from the exploitation or operation of its Spanish-language audiovisual platforms, sublicensing arrangements, licenses of content to network affiliates or multichannel video programming distributors, and Univision-branded online platforms, whether those revenues are derived on an advertising, subscription, distribution, interactive media, or transactional basis.

(ii)   Term Extension— Subject to Univision completing a public offering of its common stock that results in net proceeds to Univision of a minimum agreed upon amount by July 1, 2019, and no change of control having occurred, the PLA Amendment extends the term of the PLA from its current expiration date of the later of 2025 and 90 months after the Company voluntarily sells two-thirds of its equity interests in UHI, to the later of 2030 and 90 months after the Company voluntarily sells two-thirds of its equity interests in UHI. Univision’s exclusive U.S. broadcast and digital rights (with limited exceptions) to the Company’s programming including premium Spanish-language dramas, sports, sitcoms, reality series, new programming and feature films, remains substantially unchanged. In March 2018, UHI announced that it has determined not to utilize the registration statement initially filed on July 2, 2015 for an initial public offering in the United States.

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

(ii)     Conversion of Debentures — In July 2015, the Company exchanged $1.125 billion principal amount of Univision’s convertible debentures into warrants that are exercisable for certain classes of UHI’s common stock. In connection with the conversion, Univision made a one-time payment to the Company of $135.1 million on July 15, 2015 to induce the conversion. In July 2015, the Company exercised 267,532 warrants to increase its equity stake in UHI from 7.8% to 10%. On December 31, 2018, the Company held 4,590,953 warrants exercisable for shares of Univision.

The MOU, including the equity capitalization amendment described above and Univision’s obligations to file certain FCC applications as described in “—FCC Matters” below, may be terminated by any of the parties if Univision does not complete a public offering of its common stock that results in net proceeds to Univision of a minimum agreed upon amount by July 1, 2019. However, the PLA Amendment (other than the term extension) will not be affected by any such termination.

FCC Matters

On January 3, 2017, the FCC (a) approved an increase in the authorized aggregate foreign ownership of Univision’s issued and outstanding shares of common stock from 25% to 49%; and (b) authorized the Company to hold up to 40% of the voting interests and 49% of the equity interests of Univision. As a result of such authorization, the Company will be able to increase its current equity stake in Univision. In addition, pursuant to the MOU, Univision agreed that, after its original sponsors have transferred at least 75% of Univision’s common stock, Univision will file an application for any required FCC approval of a transfer of control of Univision to the public stockholders of Univision or as otherwise may be required.

For additional information regarding our relationship with Univision, see Notes 9, 10, 14 and 19 to our consolidated year-end financial statements.

Competition

We compete with various forms of media, entertainment and telecommunications companies in Mexico, both Mexican and non-Mexican. See “Key Information — Risk Factors — Risk Factors Related to Our Business — We Face Competition in Each of Our Markets That We Expect Will Intensify”.

Content

Our television stations compete for advertising revenues and for the services of recognized talent and qualified personnel with other television stations (including the stations owned by TV Azteca and Imagen Television) in their markets, as well as with other advertising media, such as pay television networks, radio, newspapers, magazines, outdoor advertising, cable television and a multi-channel, multi-point distribution system, or MMDS, OTT content providers, internet websites and DTH satellite services. Our content also competes with other forms of entertainment and leisure time activities. We generally compete with 260 channels throughout Mexico, including the channels of our major competitor, TV Azteca, which owns and operates Channels 7 and 1 (formerly 13) in Mexico City, which we believe are affiliated with 177 stations outside of Mexico City. TV Azteca holds two concession titles for Channel 40, or Proyecto 40, and Channel a+, UHF channels that broadcast in the Mexico City metropolitan area.

In addition to the foregoing channels, there are additional operating channels in Mexico with which we also compete, including Channel 11, which has 43 repeater stations, and Channel 22, which has 16 repeater stations in Mexico, which are operated by the Mexican government, as well as Imagen Television that operates as a concession holder to broadcast on a national digital network. Our television stations are the leading television stations in their respective markets. See “— Content—Television Networks”.

We are a major supplier of Spanish-language programming in the United States and throughout the world. We face competition from other international producers of Spanish-language and English-language programming and other types of programming.

Cable

Cablevisión, Cablemás, TVI, Cablecom, Telecable and FTTH face intense competition from several media, internet, OTT, cable, pay-TV and telecommunications companies throughout Mexico.

The telecommunications industry in Mexico has become highly competitive. New technologies and technical innovations have been implemented in the telecommunications sector, resulting in a significant increase in competition. We believe that there is a strong correlation between the increase in competition and the adoption of new technologies.

Our cable operators face intense competition in the Internet services market and in the fixed telephony services market from several service providers such as Totalplay and other cable companies, but also importantly from the preponderant economic agent in the telecommunications sector, which holds a significant market share, as well as other competitors in fixed-mobile solutions.

Our cable operators also face tough competition from other cable companies and from other pay-TV operators such as Dish Mexico, Total Play Megacable, Sky and other cable operator companies. Recently, competition in this market has increased due to the growth of IPTV or OTT providers such as Netflix, Claro Video and Prime Video (Amazon).

Our cable operators compete as well with other media with respect to advertising sales, including DTH, social media, outdoor advertising and publishing among others. The information technologies are changing and we expect will continue to change the consumption of advertising in the communications media.

Sky

Innova currently competes with, or expects to compete with, among others, cable television operators, MMDS systems, national broadcast networks (including our three free-to-air networks and Channel 4), regional and local broadcast stations, OTT content providers, internet video websites and other DTH concessions such as Dish Mexico, which as of the third quarter of 2018 had approximately 2.5 million subscribers, according to IFT. Currently, Dish Mexico offers not only low-priced packages, but also high-end products such as High Definition Packages. Innova also faces competition from: (a) unauthorized C-band and Ku-band television signals provided by third parties without authorization of the Mexican government; and (b) illegal streaming services that facilitate access to television channels and content through set up boxes and applications. Other competitors include radio, movie theaters, video rental stores, IPTV, video games and other entertainment sources. We also face significant competition from new entrants in pay-TV services as well as from the new public television networks. The consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay-TV market in Mexico matures, and as the offering of bundled services that include pay-TV, broadband and telephony increases, Innova expects to face competition from an increasing number of sources. Emerging technologies that provide new services to pay-TV customers as well as new competitors in the DTH field or cable, telecommunication and internet players entering into video services would require us to make significant capital expenditures in new technologies and additional transponder capacity.

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

Radio

The radio broadcast business is highly competitive in Mexico as well. Our radio stations compete with other radio stations in their respective markets, as well as with other advertising media, such as television, newspapers, magazines and outdoor advertising. Among our principal competitors in the radio broadcast business are Grupo Radio Centro, S.A.B. de C.V., which owns or operates more than 200 radio stations throughout Mexico, eight of which are located in Mexico City, Grupo Acir, S.A. de C.V., which owns or operates six radio stations in Mexico City, and has a presence in 27 cities in Mexico, and NRM Comunicaciones, S.A. de C.V., which owns six radio stations in Mexico City. Competition for audience share in the radio broadcasting industry in Mexico occurs primarily in individual geographic markets. Our radio stations are located in highly competitive areas.

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

Pursuant to the Telecommunications and Broadcasting Federal Law, concessionaires will now only have one integrated sole concession to provide telecommunication and broadcasting services. Integrated sole concessions will be granted for a term of up to 30 years with the possibility to renew them, for the same term originally granted. Renewal of integrated sole concessions require, among others: (i) to request its renewal to IFT within the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure by IFT to respond within such period of time shall be interpreted as if the request for renewal has been granted.

In May 2018, applications for the renewal of the Group´s 70 broadcasting concessions (comprising 225 TV stations), were timely filed under the LFTR and the terms set on the concessions, and as part of the renewal process, the Company regrouped its concessions to create (i) three concessionaires, each one specialized on broadcasting the National TV Networks of Las Estrellas, Canal 5 and Canal Nu9ve, respectively, and (ii) three concessionaires specialized on local TV content.

On November 6, 2018, IFT notified the Company the grant of the renewal of its concessions, the new conditions under which they will operate, as well as the relevant fee to be paid for such renewals.

On November 26, 2018, the Company timely accepted the new conditions for the renewal of the concessions and performed the payment of the relevant fee for a total amount of Ps.5,753 million, as a consequence, the IFT delivered to the Company (i) 23 concessions for the use of spectrum that comprise the Company 225 TV stations, for a term of 20 years, starting in January 2022, and ending in January 2042, and (ii) six concessions that grant the authorization to provide digital broadcasting television services of such 225 TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052.

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

As a result of the Telecom Reform, certain provisions of the LFTR and Guidelines related to the distribution of more than one channel of programming on the same transmission channel, or multiplexing, were passed. Such provisions optimize the use of the spectrum; for example, where the 6MHz spectrum was used entirely to broadcast only one channel of programming analog standard, now based on new technologies, more than one channel of programming digital standard on the same transmission channel can be broadcast. The Company, as a Preponderant Economic Agent has a restrictive obligation related to multiplexing. The IFT shall not authorize the Preponderant Economic Agent to broadcast channels in excess of 50% of the total channels authorized to other broadcasters in the same geographic coverage. The IFT has granted 85 multiplexing authorizations to the Company: 34 authorizations for multiplexing the Channel 5 Network, 20 authorizations for multiplexing the Channel Nu9ve Network, two authorizations for multiplexing the Channel 2 Network, 25 authorizations for multiplexing Channel Foro TV Network, three authorizations for multiplexing the Channel CJ Grand Shopping Network and one authorization for multiplexing the Channel T.V. 3 Puebla Network.. Further filings for new authorizations are still under evaluation.

Supervision of Operations. To ensure that broadcasting is performed in accordance with the provisions established in the concession title, the LFTR and Guidelines, IFT is entitled to monitor compliance by exercising powers of supervision and verification: for example, the IFT can perform technical inspections of the television stations and the concessionaire must file annual reports with IFT.

On August 21, 2018, the Mexican Ministry of Interior published in the Official Gazette of the Federation an amendment to the regulations of broadcast television and pay-TV programming guidelines that provides for different age classifications for programming (the “Programming Guidelines Amendment”), which became effective on August 22, 2018, substituting in full force and effect the previous amendment published on February 15, 2017. The Programming Guidelines Amendment for broadcast television is as follows: (i) programs classified “D” extreme and adult only may broadcast after midnight to 5:00 am; (ii) programs classified “C” not suitable for people under the age of 18 may broadcast only after 9:00 p.m. to 5:59 am; (iii) programs classified “B15” for teenagers over 15 years old may be broadcast only after 7:00 p.m. to 5:59 am; (iv) programs classified “B” for teenagers may be broadcast only after 4:00 p.m. to 5:59 am; and (v) programs classified “A” and “AA” suitable for all age groups may be broadcast at any time. The same age classifications apply for pay-TV programming and the age classifications must be shown to the audience, but there are no applicable broadcasting time limitations.

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

Restrictions on Advertising. Mexican law regulates the type and content of advertising broadcast on television. In order to prevent the transmission of misleading advertising, without affecting freedom of expression and dissemination, the broadcasting of advertisements presented as journalistic news or information is prohibited. Under current law, advertisements of alcoholic beverages (other than beer and wine) may be broadcast only after 9:00 p.m. and advertisements for tobacco products are prohibited. Advertising for alcoholic beverages must not be excessive and must be combined with general promotions of nutrition and general hygiene. Health Law Guidelines were published in the Official Gazette of the Federation on April 15, 2014 and became effective on July 7, 2014, for the advertisement of the following products: snacks, flavored drinks, candies, chocolates, or foods similar to chocolates and became effective for the remaining products on January 1, 2015. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Amendment to the Regulations of the General Health Law on Advertising Could Materially Affect Our Business, Results of Operations and Financial Condition”. Moreover, the Mexican government must approve any advertisement of lotteries and other sweepstakes games.

TV advertisement will not take up more than 18% of the broadcast time on any day in TV. However, this percentage can be increased by an additional 2% when at least 20% of the content programmed is national production. Another 5% of advertisement time can be added when at least 20% of the content programmed is independent national production. There are no restrictions on maximum rates. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”, “— The Amendment to the Regulations of the General Health Law on Advertising Could Materially Affect Our Business, Results of Operations and Financial Situation” and “— The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

Additional Rights for Audiences. Among others, the LFTR imposes new obligations on concessionaires. On November 29, 2016, IFT issued the Guidelines for the Defense of the Audiences, which were published on December 21, 2016, in the Federal Official Gazette. These guidelines and some related provisions of the LFTR were constitutionally challenged by the Executive Branch and the Senate particularly for concerns that they restrict freedom of speech. These procedures were dismissed by the Supreme Court of Justice by the entry into force of the reform of the LFTR published in the Official Gazette on October 31, 2017. The amendment to the LFTR includes among other things: (i) restricts the power of the IFT to regulate a large portion of the provisions established by the Guidelines for the Defense of the Audience; (ii) increases the ability of all broadcasting and telecommunications concessionaries to self-regulate themselves by granting them the ability to regulate their programming content and the way in which they decide to respect and promote the rights of the audiences through their code of ethics without being subject to IFT’s approval; (iii) removes the obligation to make sure that, when broadcasting news, the reporting of factual material is clearly distinguished from commentaries and personal analysis; and (iv) makes clear that the appointment of an Ombudsman is not subject to special specifications and procedures set by IFT. As a result, the legal provisions that are contrary to this amendment were repealed.

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

Foreign Ownership. Non-Mexican ownership of shares of Mexican enterprises is restricted in some economic sectors, including broadcast television, and radio. As a result of the Telecom Reform, the participation of foreign investors can be up to 49% in free to air radio and television, subject to reciprocity requirements, and up to 100% in telecommunications services and satellite communications. Such amendments are reflected in the LFTR and Mexico’s Ley de Inversión Extranjera, or Foreign Investment Law, and the Reglamento de la Ley de Inversión Extranjera y del Registro Nacional de Inversiones Extranjeras, or the Regulation of the Foreign Investment Law and the Foreign Investment National Registry. See “— Satellite Communications — Mexican Regulation of DTH Satellite Services”.

Radio

The regulations applicable to the operation of radio stations in Mexico are identical in all material respects to those applicable to television stations. The expiration dates of our radio concessions range from 2020 to 2039. The concession for the radio station in the state of Baja California will expire in 2020. Renewal applications were timely filed, but are still pending as certain related matters of the applicable regulations are being reviewed by the corresponding authorities. See “— Content”, “— Other Businesses — Radio Stations” and “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

In December 2016, Radiópolis agreed to transfer the rights and obligations of the concession title of two AM stations operating in Guadalajara. IFT notified the transfer of such stations in December 2017 and April 2018.

In February 2017, Radiópolis participated in Bid No. IFT-4 to obtain the concession of new FM radio stations, and IFT awarded two stations in the cities of Ensenada and Puerto Vallarta. These two stations will begin operations in 2019.

In August 2017, IFT authorized the migration of two of our AM radio stations operating in Monterrey and Guadalajara to the FM band. Operations in the new band will begin in 2019.

Cable Television

Concessions. Cable television operators apply for a concession from IFT in order to operate their networks and provide cable television services and other multimedia communications services. Applications are submitted to IFT and, after a formal review process, a concession is granted for an initial term of up to 30 years. Cablevisión obtained a telecommunications concession, which expires in 2029. Pursuant to its public telecommunications concession, Cablevisión can provide cable television, limited audio transmission services, specifically music programming, bidirectional internet access and unlimited data transmission services in Mexico City and surrounding areas in the State of Mexico (Estado de México). In addition, in May 2007, the SCT granted Cablevisión authorization to modify its concession allowing Cablevisión to provide local telephony services using the telephony public network. The scope of Cablevisión’s public telecommunications concession is much broader than the scope of its former cable television concession, which covered only cable television services and audio programming.

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

Telecable operates under 31 concessions, which cover 10 Mexican states. Through these concessions, Telecable provides cable television services, bidirectional data transmission and internet and telephony services. Each concession granted by the SCT or IFT allows Telecable to install and operate a public telecommunications network. The expiration dates for Telecable’s concessions range from 2022 to 2040. Telecable holds a concession title that allows it to provide any telecommunications service all around Mexico.

FTTH operates under one concession, which covers six Mexican states. Through this concession, FTTH provides cable television services, bidirectional data transmission and internet and telephony services. This concession granted by IFT allows FTTH to install and operate a public telecommunications network. The expiration date for FTTH’s concessions is 2046. This concession title allows for the provision of any telecommunications service all around Mexico.

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

In addition, IFT may establish under any public telecommunications concession further events which could result in revocation of the concession. Under current Mexican laws and regulations, upon the expiration or termination of a public telecommunications concession, the Mexican government has the right to purchase those assets of the concessionaire that are directly related to the concession, at market value.

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

Supervision of Operations. IFT regularly inspects the operations of cable systems and cable television operators must file annual reports with IFT.

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

In addition to broadcasting programming that promotes Mexican culture, Mexican law also requires cable television operators to carry all air broadcast channels and Señales de Instituciones Públicas Federales or Public Federal Institutions Channels provided by the Mexican government according to the applicable regulations.

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

Application of Existing Regulatory Framework to Internet Access and IP Telephony Services

Cablevisión, TVI, Cablecom, Telecable Cablemás and FTTH may be required, under Mexican law, to permit other concessionaires to connect their network to its network in a manner that enables its customers to choose the network by which the services are carried.

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

Satellite Communications

Mexican Regulation of DTH Satellite Services. Under LFTR, concessions to broadcast DTH satellite services are for an initial term of up to 30 years, and are renewable for up to 30 years. We received a 30-year concession to operate DTH satellite services in Mexico utilizing SatMex satellites in May 1996. In November 2018, such concession transitioned into a unique concession which authorizes Sky to render the following services: DTH Pay TV; Private Satellite Link Services; and Fixed Telephony and Internet Access.

In November 2000, we received an additional 20-year concession to operate our DTH satellite service in Mexico using the IS-9 satellite system, a foreign-owned satellite system. Our use of the IS-16, IS-21 and SM-1 satellites has been authorized by the competent Mexican authorities.

Like a public telecommunications network concession, a DTH concession may be revoked or terminated by IFT prior to the end of its term in certain circumstances, which for a DTH concession include:

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

Under the LFTR, DTH satellite service concessionaires may freely set customer fees but must notify IFT of the amount, except that if a concessionaire has substantial market power, IFT may determine fees that may be charged by such concessionaire. The LFTR specifically prohibits cross-subsidies.

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

With regard to our acquisitions of Cablecom and Telecable, IFT ruled that there were no sufficient elements to determine the existence of market power in the municipalities of Mexico in which Cablecom and Telecable operate. The IFT resolutions were challenged by certain third parties but were favorably resolved for the interests of the Company by a federal court. As a result, such procedures have been concluded. Notwithstanding the foregoing, IFT has legal authority to conduct new investigations in order to determine the existence of an economic agent with substantial power in any of the relevant markets of the broadcasting and telecommunication sectors. As part of our expansion of our cable business, on December 17, 2018, we acquired

FTTH under the provisions set forth in transitory Article 9 of LFTR. As of this date, the Company has not been notified of any procedure initiated by the IFT in order to analyze and determine if, as a result of this transaction, the Company acquired substantial market power in the pay television and audio services market in the municipalities of Mexico in which FTTH operates.

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

Mexican Electoral Amendment

In 2007, the Mexican Federal Congress published an amendment to the Mexican Constitution (referred to in this annual report as the 2007 Constitutional Amendment), pursuant to which, among other things, the Instituto Federal Electoral, or the Federal Electoral Institute, or IFE, has the exclusive right to manage and use the Official Television Broadcast Time and the Official Radio Broadcast Time (jointly referred to in this annual report as Official Broadcast Time). In February 2014, the Mexican Federal Congress approved a Constitutional amendment creating the Instituto Nacional Electoral, or the National Electoral Institute, or INE, which replaced the IFE. The INE has the same functions and capabilities as the former IFE and regulates the services of radio and television in the same manner, except that the INE has a relevant participation in the electoral campaigns in federal, state and local procedures by distributing the Official Broadcast Time among the political parties. For a description of the Official Broadcast Time, see “Information on the Company — Business Overview — Our Operations — Content — Programming — Advertising Sales Plan” and “Other Businesses — Radio Stations”. The INE has the exclusive right to use the Official Broadcast Time for its own purposes and for the use of political parties in Mexico (as provided in the Mexican Constitution) for self-promotion and, when applicable, to promote their electoral campaigns during election day, pre-campaign and campaign periods.

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

Access to information and communication technologies, as well as broadcasting and telecommunications services (including broadband), is established as a constitutional right. The Telecom Reform further requires that such information be diverse and timely, and that any person may search, receive and disclose information and ideas of any kind through any media. Among other things, the LFTR contemplates the right of audiences to be able to receive content that reflects ideological pluralism, and to have the right to replicate the news.

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

The LFTR establishes a renewal procedure that will result in the granting of a renewal of an integrated sole concession (when involving radio-electric spectrum or orbital resources, a concession to exploit such spectrum is required) in order to provide telecommunications and broadcasting services. The integrated sole concession will be awarded for renewable 30 year terms. Renewal of integrated sole concessions require, among others: (i) to request its renewal to IFT within the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the concessions within 180 business days of its request. Failure by IFT to respond within such period of time shall be interpreted as if the request for renewal has been granted.

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

The LFTR establishes that those concession holders providing broadcasting services shall offer broadcasting services and advertising spaces to any person or corporation that requires them on a non-discriminatory  basis and on market terms granting the terms, packages, conditions, and rates in force at the time of the request. Additionally, the law provides that balance shall be maintained between advertising and programming. Advertising shall be subject to several rules, including the maximum time allowed for advertising (i.e. 18% of the total available time per channel in free to air television; 40% in radio; and six minutes per hour on pay-television and audio).

Significant Subsidiaries

The table below sets forth our significant subsidiaries as of December 31, 2018.

Name of Significant Subsidiary	Jurisdiction of Organization or Incorporation	Percentage Ownership(1)
Corporativo Vasco de Quiroga, S.A. de C.V. (CVQ) (3)	Mexico	100.0%
Cablemás subsidiaries (2) (4)	Mexico	100.0%
Telecable subsidiaries (2) (8)	Mexico	100.0%
Empresas Cablevisión, S.A.B. de C.V. (2) (5) (18)	Mexico	51.0%
Milar, S.A. de C.V.(2)	Mexico	51.0%
Cablevisión, S.A. de C.V.	Mexico	51.0%
Arretis S.A.P.I. de C.V.(2) (5)(19)	Mexico	100.0%
Sky DTH, S. de R.L. de C.V. (2) (10)	Mexico	100.0%
Innova Holdings, S. de R.L. de C.V. (2) (10)	Mexico	58.7%
Innova, S. de R.L. de C.V. (Innova)(11)	Mexico	58.7%
Televisión Internacional, S.A. de C.V. (TVI) (2) (5) (6)	Mexico	100.0%
Editorial Televisa, S.A. de C.V.(2) (7) (9)	Mexico	100.0%
Grupo Distribuidoras Intermex, S.A. de C.V.(2) (7) (12)	Mexico	100.0%
Grupo Telesistema , S.A. de C.V. (13)	Mexico	100.0%
Grupo Bissagio, S.A. de C.V. (2) (14)	Mexico	100.0%
Multimedia Telecom, S.A. de C.V. (14)	Mexico	100.0%
Villacezán, S.A. de C.V. (2) (7)	Mexico	100.0%
Mexvisa, Ltd (2) (15)	Switzerland	100.0%
Mountrigi Management Group, Ltd (15)	Switzerland	100.0%
Televisa, S.A. de C.V.(15)	Mexico	100.0%
Televisión Independiente de México, S.A. de C.V.(2)	Mexico	100.0%
Sistema Radiópolis, S.A. de C.V.(2) (7) (16)	Mexico	50.0%
Controladora de Juegos y Sorteos de México, S.A. de C.V.(2) (7) (17)	Mexico	100.0%
Ulvik, S.A. de C.V.(2) (20)	Mexico	100.0%

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

(8)             The Telecable subsidiaries are directly owned by CVQ.

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

(15)      Indirect subsidiaries through which we conduct certain operations of our Content segment.

(16)      Direct subsidiary through which we conduct the operations of our Radio business.

(17)      Direct subsidiary through which we conduct the operations of our Gaming business.

(18)      A direct majority-owned subsidiary of CVQ.

(19)      In November 2016, Grupo Cable T.V., S.A. de C.V. a former indirect subsidiary of CVQ, was merged into Arretis, S.A.P.I. de C.V.

(20)      Direct subsidiary through which we conduct certain operations of our Content segment and certain operations of our Other Businesses segments.

Property, Plant and Equipment

Broadcasting, Office and Production Facilities. Our properties consist primarily of broadcasting, production facilities, television and repeater stations, technical operations facilities, workshops, studios and office facilities, most of which are located in Mexico. We own most of our properties or lease offices and facilities through indirect wholly owned and majority owned subsidiaries. There are no major encumbrances on any of our properties and we currently do not have any significant plans to construct any new properties or expand or improve our existing properties. Our principal offices, which we own, are located in Santa Fe in Mexico City. Each of our television stations has individual transmission facilities located in Mexico, substantially all of which we own. Our television production operations are concentrated in four locations in Mexico City, 14 studios in San Angel, 12 studios located in Chapultepec, three studios in Santa Fe and one studio in Rojo Gomez. We own substantially all of these studios. The local television stations wholly or majority owned by us have in the aggregate 45 production studios. We own other properties used in connection with our operations, including a training center, technical operations facilities, studios, workshops, television and repeater stations, and office facilities. We beneficially own Azteca Stadium, which seats approximately 84,500 people, through a trust arrangement that was renewed in 1993 for a term of 30 years and that may be extended for additional periods. In the aggregate, these properties, excluding Azteca Stadium, currently represent approximately 5.8 million square feet of space, of which over 4.2 million square feet are located in Mexico City and the surrounding areas, and approximately 1.6 million square feet are located outside of Mexico City and the surrounding areas.

Our cable television, radio, publishing and Mexican DTH satellite service businesses are located in Mexico City. We also own the transmission and production equipment and facilities of our radio stations located outside Mexico City.

We also own or lease over a total of 162,339 square feet in properties in the United States, Latin America, Spain and Switzerland in connection with our operations there. We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries. The following table summarizes our real estate and lease agreements in the United States, Latin America, Spain and Switzerland.

Operations	Number of Properties	Location
Television and news activities
Owned properties	1	San Diego, California(1)

Operations	Number of Properties	Location
Leased properties	3	Madrid, Spain(2)
		Zug, Switzerland(1)

Publishing activities
Owned properties	5	Miami, Florida(1)
		Santiago, Chile (2)
		Caracas, Venezuela (1)
		Bogota, Colombia(1)

Leased properties	3	Bogota, Colombia(2)
		Medellín, Colombia(1)

Publishing distribution and other activities
Leased properties	3	Lima, Peru (2)
		Bogotá, Colombia (1)

DTH
Leased properties	8	San José, Costa Rica(1)
		Guatemala(1)
		Nicaragua(1)
		Panama(1)
		San Salvador(2)
		Honduras(1)
		Dominicana(1)

Telephony
Leased properties	6	San Antonio, Texas(2)
		Dallas, Texas(1)
		Laredo, Texas(1)
		McAllen, Texas(1)
		Mission, Texas (1)

Satellites. We currently use transponder capacity on ten satellites: Eutelsat 117 West A (formerly Satmex 8), which reaches Mexico, the United States, Latin America, and the Caribbean; Eutelsat 115 West A (formerly Satmex 5), which reaches Mexico, the United States and Latin America; Intelsat IS-11, replacement of PAS 3-R (renamed in February 2007 IS-3R), which started operations in July 2009 and reaches North America, Western Europe, Latin America and the Caribbean; Galaxy 16 (formerly Galaxy IVR), which reaches Mexico, the United States and Canada; Galaxy 19, which reaches Mexico, the United States and Canada; Intelsat IS-35e, replacement of  IS-905, which reaches Western and Eastern Europe; SES-14 (formerly NSS-806), which reaches North America, Western Europe, Latin America and the Caribbean; IS-21, which reaches Central America, Mexico, the Southern United States and the Caribbean; IS-16, which reaches Central America, Mexico, the Southern United States and the Caribbean; and SM-1, which reaches Central America, Mexico, the Southern United States and the Caribbean. In March 2010, Sky reached an agreement with a subsidiary of Intelsat to lease 24 transponders on the Intelsat IS-21 satellite which is mainly used for signal reception and retransmission services over the satellite’s estimated 15-year service life. IS-21 started service in the third quarter of 2012, replacing Intelsat IS-9 as Sky’s primary transmission satellite. In April 2010, Intelsat released the IS-16 satellite, where Sky has an additional twelve transponders to deliver new DTH-HD channels and more DTH SD channels; this satellite is also a back-up satellite for our DTH venture operations. For a description of guarantees related to our DTH venture transponder obligations, see Note 13 to our consolidated year-end financial statements.

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

In August 2009, the contract on two remaining transponders of the IS-3R satellite expired (end of life of the satellite). We negotiated a new contract for the transponder on the IS-905 satellite until August 31, 2015, for the distribution of our content in Europe. In September 2015, the contract was renewed with Intelsat until August 2018. We migrated from IS-905 to IS-35e from June 2018 to August 2018, and we renewed the contract with Intelsat through October 31, 2021.

In February 2012, we renewed the contract with Satélites Mexicanos, S.A. de C.V., or Satmex, on Satmex 5 until January 31, 2015. In March 2014, Satélites Mexicanos, S.A. de C.V. was renamed Eutelsat Americas, as a part of Eutelsat Group. In February 2015, we renewed our contracts with Eutelsat Americas until January 2018, and also contracted for a new transponder on Eutelsat 117 West A from April 2015 until March 2018. In February 2018 and April 2018, we renewed our contracts with Eutelsat America through December 2022, and also contracted for a new transponder on Eutelsat 117 West A from January 2019 through December 2021.

On October 31, 2012, the contract on one of the three transponders of the Galaxy 16 satellite expired. In November 2012, we entered into a new contract with SES, S.A., or SES, for a new transponder on the AMC-9 satellite until October 31, 2017, as a replacement of the previous one. In November 2015, this contract was extended until December 2018.

On November 15, 2016, we contracted a half transponder on SES NSS-806 until January 31, 2018. On September 5, 201,8 NSS-806 was replaced with SES-14 and the contract was renewed through January 31, 2019. On February 1, 2019, the contract with SES was renewed until January 31, 2020. In this renewal, the bandwidth was decreased from 18 MHz to 6 MHz.

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

	Year Ended December 31,
	2018		2017		2016
	(Millions of Pesos)(1)
Net sales	Ps.	101,282.3	Ps.	94,274.2	Ps.	96,287.4
Cost of sales	57,839.3		53,534.6		52,377.8
Selling expenses	11,023.4		10,554.1		10,900.7
Administrative expenses	13,729.3		13,556.0		13,273.4
Other income (expense), net	1,562.3		(2,386.3)		(3,137.4)
Operating income	20,252.6		14,243.2		16,598.1
Finance expense, net	8,779.7		5,304.9		9,532.1
Share of income of joint ventures and associates, net	532.9		1,913.3		1,139.6
Income taxes	4,390.5		4,274.1		2,872.2
Net income	7,615.3		6,577.5		5,333.4
Net income attributable to non-controlling interests	1,605.9		2,053.0		1,612.0
Net income attributable to stockholders of the Company	Ps.	6,009.4	Ps.	4,524.5	Ps.	3,721.4

(1)             Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2018, 2017 and 2016 included in this annual report due to differences in rounding.

Results of Operations

For segment reporting purposes, our consolidated cost of sales, selling expenses and administrative expenses for the years ended December 31, 2018, 2017 and 2016 exclude corporate expenses and depreciation and amortization, which are presented as separate line items. The following table sets forth the reconciliation between our operating segment income and the consolidated operating income according to IFRS:

	Year Ended December 31,
	2018		2017		2016
	(Millions of Pesos) (1)
Net sales	Ps.	101,282.3	Ps.	94,274.2	Ps.	96,287.4
Cost of sales(2)	44,136.7		40,709.9		40,825.2
Selling expenses(2)	9,328.5		9,283.6		9,717.5
Administrative expenses(2)	7,137.9		6,823.9		6,821.5
Total Operating segment income	40,679.2		37,456.8		38,923.2
Corporate expenses	2,154.7		2,291.0		2,207.9
Depreciation and amortization	19,834.2		18,536.3		16,979.8
Other income (expense), net	1,562.3		(2,386.3)		(3,137.4)
Operating income	Ps.	20,252.6	Ps.	14,243.2	Ps.	16,598.1

(1)               Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2018, 2017 and 2016 included in this annual report due to differences in rounding.

(2)               Excluding corporate expenses and depreciation and amortization.

The following table sets forth our segment net sales data for the indicated periods as a percentage of total segment net sales:

	Year Ended December 31,(1)
	2018	2017	2016
Segment Net Sales
Content	37.0%	34.8%	36.9%
Sky	20.7	22.7	22.1
Cable	34.2	33.9	32.1
Other Businesses	8.1	8.6	8.9
Total segment net sales	100.0%	100.0%	100.0%
Intersegment operations	(4.5)	(3.4)	(3.1)
Total consolidated net sales	95.5%	96.6%	96.9%

The following table sets forth our consolidated operating income as a percentage of our total consolidated net sales:

	Year Ended December 31,(1)
	2018	2017	2016
Net Sales
Cost of sales(2)	43.6%	43.2%	42.4%
Selling expenses(2)	9.2	9.8	10.1
Administrative and corporate expenses(2)	9.1	9.7	9.4
Depreciation and amortization	19.6	19.7	17.6
Other (income) expense, net	(1.5)	2.5	3.3
Consolidated operating income	20.0	15.1	17.2
Total consolidated net sales	100.0%	100.0%	100.0%

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

Summary of Business Segment Results

The following tables set forth the net sales and operating segment income of each of our reportable business segments and intersegment sales, corporate expenses, depreciation and amortization and other income (expense), net for the years ended December 31, 2018, 2017 and 2016. Reportable segments are those that are based on our method of internal reporting to senior management for making operating decisions and evaluating performance of operating segments, and certain qualitative, grouping and quantitative criteria. As of December 31, 2018, we classified our operations into four business segments: Content, Sky, Cable, and Other Businesses.

	Year Ended December 31,
	2018		2017		2016
	(Millions of Pesos)(1)

Segment Net Sales
Subtotal Content	Ps.	36,490.1	Ps.	33,997.2	Ps.	36,686.7
World Cup Rights	2,733.6		—		—
Total Content	39,223.7			33,997.2	36,686.7
Sky	22,002.2		22,196.6		21,941.2
Cable	36,233.0		33,048.3		31,891.6
Other Businesses	8,635.5		8,376.3		8,828.3
Total Segment Net Sales	106,094.4		97,618.4		99,347.8
Intersegment Operations	(4,812.1)		(3,344.2)		(3,060.4)
Total Consolidated Net Sales	Ps.	101,282.3	Ps.	94,274.2	Ps.	96,287.4
Operating Segment Income
Subtotal Content	Ps.	13,444.6	Ps.	12,825.3	Ps.	14,748.0
World Cup Rights	1,410.5		—		—
Total Content	14,855.1		12,825.3		14,748.0
Sky	9,767.3		10,106.6		9,898.5
Cable	15,302.5		14,034.8		13,236.1
Other Businesses	754.3		490.1		1,040.6
Total Operating Segment Income(2)	40,679.2		37,456.8		38,923.2
Corporate Expenses(2)	(2,154.7)		(2,291.0)		(2,207.9)
Depreciation and Amortization(2)	(19,834.2)		(18,536.3)		(16,979.8)
Other Income (Expense), net	1,562.3		(2,386.3)		(3,137.4)
Consolidated Operating Income(3)	Ps.	20,252.6	Ps.	14,243.2	Ps.	16,598.1

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

(3)               Consolidated operating income reflects corporate expenses, depreciation and amortization, and other income (expense), net, in the years presented. See Note 25 to our consolidated year-end financial statements.

During the fourth quarter of 2017, we disposed of certain operations related to our publishing and gaming businesses, the effects of these operations on net sales for 2017 and 2016 amounted to Ps.688.0 million and Ps.902.6 million, respectively; and in the operating income for 2017 and 2016 amounted to losses of Ps.67.2 million and Ps.78.1 million, respectively. These effects are presented in the Other Businesses segment.

Seasonality

Our results of operations are seasonal. We typically recognize a disproportionately large percentage of our overall consolidated net sales (principally advertising) in the fourth quarter in connection with the holiday shopping season. For example, in 2018, 2017 and 2016, we recognized 26.4%, 27.7% and 28.4%, respectively, of our consolidated net sales in the fourth quarter of the year. Our costs, in contrast to our revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

Preponderant Economic Agent Status

For a discussion of the consequences regarding IFT’s March 6, 2014 decision determining that we, together with other entities with concessions to provide broadcast television, are preponderant economic agents in the broadcasting sector in Mexico see “Key Information — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”. For a discussion regarding the opportunities and options for us as a result of IFT’s determination that Grupo Carso, S.A.B de C.V., Grupo Financiero Inbursa, S.A.B. de C.V., and other entities are preponderant economic agents in the telecommunications market in Mexico see “Information on the Company — Business Overview — Business Strategy — Expanding our Business in the Mexican Telecommunications Markets by Taking Advantage of the Telecom Reform and Implementing Legislation”.

Results of Operations for the Year Ended December 31, 2018
Compared to the Year Ended December 31, 2017

Total Segment Results

Net Sales

Net sales increased by Ps.7,008.1 million, or 7.4%, to Ps.101,282.3 million for the year ended December 31, 2018 from Ps.94,274.2 million for the year ended December 31, 2017. This increase was attributable to the increase in revenues in our Content and Cable segments.

Cost of Sales

Cost of sales increased by Ps.3,426.8 million, or 8.4%, to Ps.44,136.7 million for the year ended December 31, 2018 from Ps.40,709.9 million for the year ended December 31, 2017. This increase was due to higher costs, principally in our Content and Cable segments.

Selling Expenses

Selling expenses increased by Ps.44.9 million, or 0.5%, to Ps.9,328.5 million for the year ended December 31, 2018 from Ps.9,283.6 million for the year ended December 31, 2017. This increase was attributable to higher selling expenses, primarily in our Content, Cable and Sky segments.

Administrative and Corporate Expenses

Administrative and corporate expenses increased by Ps.177.7 million, or 1.9%, to Ps.9,292.6 million for the year ended December 31, 2018 from Ps.9,114.9 million for the year ended December 31, 2017. The growth reflects an increase in administrative expenses, principally in our Cable and Content segments.

Corporate expense decreased by Ps.136.3 million, or 5.9%, to Ps.2,154.7 million in 2018, from Ps.2,291.0 million in 2017. The decrease reflected primarily a lower share-based compensation expense.

Share-based compensation expense in 2018 and 2017 amounted to Ps.1,327.5 million and Ps.1,489.9 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

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

The following table presents net sales and operating segment income in our Content segment, and the percentage of change when comparing 2018 with 2017:

	Year Ended December 31,
	2018		2017		Change
	(Millions of Pesos)				(%)
Net Sales
Advertising	Ps.	21,154.9	Ps.	20,719.1	2.1%
Network Subscription Revenue	4,814.3		4,058.1		18.6%
Licensing and Syndication	10,520.9		9,220.0		14.1%
Subtotal Net Sales	Ps.	36,490.1	Ps.	33,997.2	7.3%
World Cup Rights	2,733.6		—		n/a
Total Net Sales	Ps.	39,223.7	Ps.	33,997.2	15.4%
Subtotal Operating Segment Income	Ps.	13,444.6	Ps.	12,825.3	4.8%
World Cup Rights	1,410.5		—		n/a
Operating Segment Income	Ps.	14,855.1	Ps.	12,825.3	15.8%

Content net sales, representing 37.0% and 34.8% of our total segment net sales for the years ended December 31, 2018 and 2017, respectively, increased by Ps.5,226.5 million, or 15.4%, to Ps.39,223.7 million for the year ended December 31, 2018 from Ps.33,997.2 million for the year ended December 31, 2017.

Advertising revenue increased 2.1%. This increase was partially offset by a substantial decrease in advertising sold to governmental entities. We concluded the negotiation of the upfront for a total amount of Ps.16.4 billion, in line with that of the prior year.

Network Subscription Revenue increased by 18.6%. The increase is mainly explained by the new offerings of our networks which now includes additional rights that resulted in higher overall price. This came into effect in the fourth quarter of 2017.

Licensing and Syndication revenue increased by 14.1%. For the year 2018 royalties from Univision reached U.S.$383.6 million. The increase of 22.2% in royalties is mainly explained by a step up in the royalty rate, partially offset by lower revenues of Univision, primarily due to the loss of the carriage of Univision networks by Dish.

In 2018, Content net sales benefited from the sublicensing of certain broadcast and digital rights of the FIFA World Cup Russia 2018 in Mexico and other Latin American markets, by Ps.2,733.6 million.

Content operating segment income increased by Ps.2,029.8 million, or 15.8%, to Ps.14,855.1 million for the year ended December 31, 2018 compared with Ps.12,825.3 million for the year ended December 31, 2017. The operating segment income margin was 37.9%. The increase in operating segment income was due to the increase in net sales, partially offset by an increase in cost of sales and operating expenses.

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

In 2018, we began billing our clients on a cost-per-rating-point basis rather than on a fixed pricing scheme. Most of our sales were done through “Modular 2.0” or “packages” that have a pre-determined distribution through national channels and dayparts through which we optimize the use of our inventory while committing to deliver certain amounts of gross rating points. The majority of our sales were made through these mechanisms. We expect to continue to sell commercial time in two ways: upfront and scatter basis. Advertisers that elect the upfront option lock-in prices on a cost-per-rating basis for most of our commercial inventory for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, are charged lower rates than those charged on a scatter basis for their commercial time and are given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and limited access to commercial time slots. Under our cost-per-rating-point approach, all advertisers are billed based on actual gross rating points delivered. See “Information on the Company - Business Overview — Our Operations — Content — Programming - Advertising Sales Plan”.

For 2018, we successfully migrated to a pricing mechanism based on ratings.

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

We sold approximately 42%, 35% and 46% of total available national advertising time on our networks during prime time broadcasts in 2016, 2017 and 2018, respectively, and approximately 35%, 29% and 38% of total available national advertising time during all time periods in 2016, 2017 and 2018, respectively. Television broadcasting advertising time that is not sold to the public is primarily used to satisfy our legal obligation to the Mexican government to provide Official Television Broadcast Time and to promote, among other things, our products.

As of December 31, 2018 and 2017, we had received Ps.10,917.0 million and Ps.16,072.3 million, respectively, of advertising deposits and advances for advertising time in all of our Content platforms and in our other segments, for 2019 and 2018, respectively, representing approximately U.S.$554.9 million and U.S.$815.6 million, respectively, at the applicable year-end exchange rates. Approximately 87.5% and 90.0% of these deposits as of December 31, 2018 and 2017, respectively, were in the form of short-term, non-interest bearing notes, with the remainder in each of these years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2018 and 2017 was 5.9, and 4.7 months, respectively.

Cable

Cable net sales are derived from the provision of cable and telecommunication services, as well as advertising sales. Net sales relating to pay-TV services generally consist of monthly subscription fees for basic and premium service packages, fees charged for pay-per-view programming and, to a significantly lesser extent, monthly rental and one-time installation fees, broadband internet and telephone services subscription. The voice and data business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network. Net sales relating to pay-TV advertising consist of revenues from the sale of advertising on Cablevisión, Cablemás, TVI, Cablecom and Telecable. Rates are based on the day and time the advertising is aired, as well as the type of programming in which the advertising is aired. Pay-TV subscription and advertising rates are adjusted periodically in response to inflation and in accordance with market conditions.

Cable net sales, representing 34.2% and 33.9% of our segment net sales for the years ended December 31, 2018 and 2017, respectively, increased by Ps.3,184.7 million, or 9.6%, to Ps.36,233.0 million for the year ended December 31, 2018 from Ps.33,048.3 million for the year ended December 31, 2017.

Total RGUs reached 11.8 million, including the RGUs acquired in the acquisition of part of the residential fiber-to-the-home business of Axtel through our FTTH subsidiary. Annual organic growth was mainly driven by 626,643 of voice net additions. Broadband net additions were 451,768 and video net additions were 102,467, for total annual organic net additions of approximately 1.2 million RGUs.

Cable operating segment income increased by Ps.1,267.7 million, or 9.0%, to Ps.15,302.5 million for the year ended December 31, 2018 from Ps.14,034.8 million for the year ended December 31, 2017, and the operating segment income margin reached 42.2%. These favorable variances were partially offset by higher programming, maintenance and personnel costs and expenses.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2018 and 2017.

	2018(1)	2017
Video	4,384,247	4,185,150
Broadband (data)	4,479,017	3,797,336
Voice	2,978,508	2,121,952
RGUs	11,841,772	10,104,438

(1)  Includes 553,226 RGUs acquired from Axtel in December 2018.

Sky

Sky net sales are primarily derived from program services, activation fees and equipment rental to subscribers, and national advertising sales. Beginning the fourth quarter 2017, Sky provides broadband internet services to its subscribers.

Sky net sales, representing 20.7% and 22.7% of our segment net sales for the years ended December 31, 2018 and 2017, respectively, decreased by Ps.194.4 million, or 0.9%, to Ps.22,002.2 million for the year ended December 31, 2018 from Ps.22,196.6 million for the year ended December 31, 2017. The number of net video RGUs, decreased by 365,486 during the year to 7,637,040 as of December 31, 2018. Sky ended the year with 159,027 video RGUs in Central America and the Dominican Republic.

The loss of net video RGUs is mainly explained by the subscription cancellations of some customers following our transmission of the FIFA World Cup in the second and third quarters of 2018. On the other hand, during 2018, Sky added 91,841 broadband RGUs.

The following table sets forth the breakdown of RGUs per service type for Sky as of December 31, 2018 and 2017.

	2018	2017
Video	7,637,040	8,002,526
Broadband	91,841	—
RGUs	7,728,881	8,002,526

Sky operating segment income decreased by Ps.339.3 million, or 3.4%, to Ps.9,767.3 million for the year ended December 31, 2018 from Ps.10,106.6 million for the year ended December 31, 2017, and the operating segment income margin was 44.4%. The decrease in operating segment income, was due to the decrease in revenues and an increase in programming costs and promotional expenses.

Other Businesses

Other Businesses net sales are primarily derived from the promotion of sports and special events in Mexico, the distribution of feature films, gaming, radio, publishing and publishing distribution.

Other Businesses net sales, representing 8.1% and 8.6% of our segment net sales for the years ended December 31, 2018 and 2017, respectively, increased by Ps.259.2 million, or 3.1%, to Ps.8,635.5 million for the year ended December 31, 2018 from Ps.8,376.3 million for the year ended December 31, 2017. The increase in revenues was mainly driven by performance in our film distribution, soccer and radio businesses.

Other Businesses operating segment income increased by Ps.264.2 million, or 53.9%, to Ps.754.3 million for the year ended December 31, 2018 from Ps.490.1 million for the year ended December 31, 2017, mainly reflecting a decrease in the loss of our publishing business and an increase in operating segment income of our gaming business.

Depreciation and Amortization

Depreciation and amortization expense increased Ps.1,297.9 million, or 7.0%, to Ps.19,834.2 million for the year ended December 31, 2018 from Ps.18,536.3 million for the year ended December 31, 2017. This change primarily reflected an increase in depreciation and amortization expense in our Cable and Content segments.

Other Income or Expense, Net

Other income or expense, net, changed by Ps.3,948.6 million to other income, net of Ps.1,562.3 million for the year ended December 31, 2018, from other expense, net of Ps.2,386.3 million for the year ended December 31, 2017. This favorable change reflected primarily: (i) a Ps.3,513.8 million pre-tax gain on disposition of our 19.9% stake in Imagina Media Audiovisual, S.L. (“Imagina”), a Spanish media group, which sale closed in June 2018, and (ii) a decrease in non-recurrent severance expense and donations. These favorable variances were partially offset by an impairment adjustment in connection with trademarks in our publishing business.

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

Finance expense, net, increased by Ps.3,474.8 million to Ps.8,779.7 million for the year ended December 31, 2018, from Ps.5,304.9 million for the year ended December 31, 2017. This increase reflected primarily: (i) a Ps.1,762.8 million unfavorable change in other finance income or expense, net, resulting primarily from a net loss in fair value of our derivative contracts; (ii) a Ps.548.8 million decrease in foreign exchange gain net, resulting primarily from a 0.2% appreciation of the Mexican peso against the U.S. dollar in 2018, compared with a 4.5% appreciation in 2017, on a higher average net U.S. dollar liability position; (iii) a Ps.461.6 million increase in interest expense, primarily due to the interest rate applicable to our average Mexican peso debt position, as well as an average annual depreciation of the Mexican peso against the U.S. dollar in connection with our U.S. dollar debt position, which effect was partially offset by a lower average principal amount of debt, finance lease obligations and other notes payable during 2018; and (iv) a Ps.701.6 million decrease in interest income, primarily as a result of the recognition in other comprehensive income of interest income of Ps.787.3 million for the year ended December 31, 2018, related to certain investments for which interest income was recognized in the statement of income until December 31, 2017, as they were classified as investments at fair value through other comprehensive income (“FVOCIL”), in connection with the adoption of IFRS 9 Financial Instruments, beginning on January 1, 2018.

Share of Income of Associates and Joint Ventures, Net

This line item reflects our equity participation in the operating results and net assets of unconsolidated businesses in which we maintain an interest, but which we do not control. We recognize equity in losses of associates and joint ventures up to the amount of our initial investment, subsequent capital contributions and long-term loans, or beyond that amount when we have made guaranteed commitments in respect of obligations incurred by associates and joint ventures.

Share of income of associates and joint ventures, net, decreased by Ps.1,380.4 million to Ps.532.9 million for the year ended December 31, 2018, from Ps.1,913.3 million for the year ended December 31, 2017. This decrease reflected mainly the absence of share of income of Imagina, which investment we sold in June 2018; and a lower share of income of Univision Holdings, Inc. or UHI, the controlling company of Univision, resulting from both a decrease in UHI’s income before income taxes, and the absence of a non-recurring tax benefit recognized by UHI in 2017.

Income Taxes

Income taxes increased by Ps.116.4 million to Ps.4,390.5 million in 2018, compared with Ps.4,274.1 million in 2017. This increase resulted from a higher tax base, which was partially offset by a lower taxable inflationary gain resulting from the annual inflationary adjustment applied to the net monetary liability position of the Company and a 4.8% inflation in 2018, compared with a 6.8% inflation in 2017.

The Mexican corporate income tax rate was 30% in each of the years 2018, 2017 and 2016, and will be 30% in 2019.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests reflects that portion of operating results attributable to the interests held by third parties in the businesses which are not wholly-owned by us, including our Cable and Sky segments, as well as our Radio business.

Net income attributable to non-controlling interests decreased by Ps.447.1 million to Ps.1,605.9 million for the year ended December 31, 2018, compared with Ps.2,053.0 million for the year ended December 31, 2017. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Cable and Sky segments.

Net Income Attributable to Stockholders of the Company

Net income attributable to stockholders of the Company reached the amount of Ps.6,009.4 million for the year ended December 31, 2018, compared with Ps.4,524.5 million for the year ended December 31, 2017. The net increase of Ps.1,484.9 million reflected:

•                  a Ps.6,009.4 million increase in operating income; and

•                  a Ps.447.1 million decrease in net income attributable to non-controlling interests.

These changes were partially offset by:

•                  a Ps.3,474.8 million increase in finance expense, net;

•                  a Ps.1,380.4 million decrease in share of income of associates and joint ventures, net; and

•                  a Ps.116.4 million increase in income taxes.

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

Content net sales decreased by Ps.2,689.5 million, or 7.3%, to Ps.33,997.2 million for the year ended December 31, 2017 from Ps.36,686.7 million for the year ended December 31, 2016.

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

Sky

Sky net sales increased by Ps.255.4 million, or 1.2%, to Ps.22,196.6 million for the year ended December 31, 2017 from Ps.21,941.2 million for the year ended December 31, 2016. The number of net active subscribers decreased by 23,993 during the year to 8,002,526 as of December 31, 2017. Sky ended the year with 174,809 subscribers in Central America and the Dominican Republic.

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

Cable

Cable net sales increased by Ps.1,156.7 million, or 3.6%, to Ps.33,048.3 million for the year ended December 31, 2017 from Ps.31,891.6 million for the year ended December 31, 2016.

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

Other Businesses

Other Businesses net sales decreased by Ps.452.0 million, or 5.1%, to Ps.8,376.3 million for the year ended December 31, 2017 from Ps.8,828.3 million for the year ended December 31, 2016. Decrease in revenues was mainly driven by performance in the publishing and soccer businesses.

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

The Mexican corporate income tax rate was 30% in each of the years 2017, 2016 and 2015. In accordance with the 2014 Tax Reform (as defined below), the corporate income tax rate will remain 30% in 2018.

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

•                  the Mexican inflation rate;

•                  the U.S. inflation rate; and

•                  the percentage change in Mexican GDP compared to the prior period.

	Year Ended December 31,
	2018	2017	2016
(Appreciation) depreciation of the Peso as compared to the U.S. Dollar(1)	(0.2)%	(4.5)%	19.9%
Mexican inflation rate(2)	4.8	6.8	3.4
U.S. inflation rate	1.9	2.1	2.1
Increase in Mexican GDP(3)	2.0	2.0	2.9

(1)               Based on changes in the Interbank Rates, as reported by CitiBanamex, at the end of each period, which were as follows: Ps.17.2160 as of December 31, 2015; Ps.20.6356 as of December 31, 2016; Ps.19.7051 as of December 31, 2017 and Ps.19.6730 as of December 31, 2018.

(2)               Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 89.0 in 2015; 92.0 in 2016; 98.3 in 2017; and 103.0 in 2018.

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

•                  Foreign Currency-Denominated Revenues and Operating Costs and Expenses. We have substantial operating costs and expenses denominated in foreign currencies, primarily in U.S. Dollars. These costs are principally due to our activities in the United States, the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our foreign currency-denominated revenues and operating costs and expenses stated in millions of U.S. Dollars for 2018, 2017 and 2016:

	Year Ended December 31,
	2018		2017		2016
			(Millions of U.S. Dollars)
Revenues	U.S.$	933	U.S.$	788	U.S.$	910
Operating costs and expenses	750		690		819

On a consolidated basis, in 2018, 2017 and 2016, our foreign-currency-denominated costs and expenses did not exceed our foreign-currency-denominated revenues but there can be no assurance that they will continue not to do so in the future. As a result, we will continue to remain exposed to future depreciation of the Peso, which would increase the Peso equivalent of our foreign-currency-denominated costs and expenses.

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

IFRS

Our consolidated financial information as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, was prepared in accordance with IFRS as issued by the IASB.

New and Amended IFRS Standards

Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2019. Our management does not expect the pronouncements effective for annual periods beginning on January 1, 2019 to have a material impact on our consolidated financial statements. Our management is in the process of assessing the potential impact those pronouncements effective for annual periods beginning on or after January 1, 2020 will have on our consolidated financial statements. Some amendments and improvements to certain IFRS standards became effective on January 1, 2019, and they did not have any significant impact on our consolidated financial statements.

New or Amended IFRS Standard	Title of the IFRS Standard	Effective for Annual Periods Beginning On or After
Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 16	Leases	January 1, 2019
Amendments to IFRS 4 (2)	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	No earlier than 2020
IFRS 17 (2)	Insurance Contracts	January 1, 2021
IFRIC 23 (1)	Uncertainty over Income Tax Treatments	January 1, 2019
Annual Improvements (1)	Annual Improvements to IFRS Standards 2015-2017 Cycle	January 1, 2019
Amendments to IAS 28 (1)	Long-term Interests in Associates and Joint Ventures	January 1, 2019
Amendments to IFRS 9 (1)	Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 19 (1)	Plan Amendment, Curtailment or Settlement	January 1, 2019
IFRS Conceptual Framework	Conceptual Framework for Financial Reporting	January 1, 2020
Amendments to IFRS 3 (1)	Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8 (1)	Definition of Material	January 1, 2020

(1)         This new or amended IFRS standard is not expected to have a significant impact on our consolidated financial statements.

(2)         This new or amended IFRS standard is not expected to be applicable to our consolidated financial statements.

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

IFRS 16 Leases (“IFRS 16”) was issued in January 2016, replaces IAS 17 Leases (“IAS 17”), and became effective on January 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the current standard: lessors continue to classify leases as finance or operating leases. Our management expects that the initial impact of recording lease liabilities, and the corresponding right-of-use assets in accordance with the guidelines of IFRS 16, will increase our consolidated total assets and liabilities primarily in connection with lease commitments for the use of real estate property and satellite transponders as of December 31, 2018. IFRS 16 will also affect the presentation of certain line items of our consolidated statement of income for interim and annual periods beginning on January 1, 2019, as we shall recognize a depreciation of rights-of-use assets for long-term lease agreements, and a finance expense for interest from related non-current lease liabilities, instead of affecting consolidated operating costs and expenses for lease payments, as they were recognized through December 31, 2018, under the guidelines of the former IFRS Standard. Beginning in the first quarter of 2019, we adopted the guidelines of IFRS 16 by using the retrospective cumulative effect, which consists of recognizing any cumulative adjustment due to the new IFRS Standard at the date of initial adoption in consolidated assets and liabilities. Accordingly, as a lessee, we recognized lease liabilities as of January 1, 2019, for leases classified as operating leases through December 31, 2018, and measured these lease liabilities at the present value of the remaining lease payments, discounted using the incremental borrowing rate as of January 1, 2019. The carrying amounts of leases classified as a finance leases through December 31, 2018, became the initial carrying amounts of right-of-use assets and lease liabilities under the guidelines of IFRS 16 beginning on January 1, 2019.

Our management concluded and reported in April 2019 the initial impact IFRS 16 had on our consolidated financial statements for the first quarter of 2019. We expect that the initial impact of recording the required lease liabilities and the corresponding right-to-use assets will increase the our consolidated total assets and liabilities as of January 1, 2019, in a range of 1.5% and 2.0%, and 2.5% and 3.0%, respectively, primarily in connection with its non-cancellable lease and payment commitments for the use of real estate property. Our management is in the process of concluding the analysis and assessment of any changes to be made in our accounting policies for long-term lease agreements as a lessee, including the implementation of effective controls over financial reporting in our different business segments, in connection with the measurement and disclosures required by IFRS 16. The new accounting policies and estimates are subject to change until our management finalizes its analysis.

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

Amendments to IFRS 3 Definition of a Business were issued in October 2018. The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. Distinguishing between a business and a group of assets is important because an acquirer recognizes goodwill only when acquiring a business. Amendments to IFRS 3 are effective on January 1, 2020, and earlier application is permitted.

Amendments to IAS 1 and IAS 8 Definition of Material were issued in October 2018. The definition of material helps a company determine whether information about an item, transaction or other event should be provided to users of financial statements. However, companies sometimes experienced difficulties using the previous definition of material when making materiality judgements in the preparation of financial statements. Consequently, the IASB issued

Definition of Material (Amendments to IAS 1 and IAS 8) in October 2018. Amendments to IAS 1 and IAS 8 is effective on January 1, 2020, and earlier application is permitted.

Annual Improvements to IFRS Standards 2015-2017 Cycle were published in December 2017 and set out amendments to certain IFRS Standards. These amendments result from proposals made during the IASB’s Annual Improvements process, which provides a vehicle for making non-urgent but necessary amendments to IFRS Standards. The IFRS Standards amended and the topics addressed by these amendments are as follows:

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

Conceptual Framework for Financial Reporting (“Conceptual Framework”) was issued in March 2018, replacing the previous version of the Conceptual Framework issued in 2010. The Conceptual Framework describes the objective of, and the concepts for, general purpose financial reporting. The purpose of the Conceptual Framework is to: (a) assist the IASB to develop IFRS Standards that are based on consistent concepts; (b) assist preparers to develop consistent accounting policies when no Standard applies to a particular transaction or other event, or when a Standard allows a choice of accounting policy; and (c) assist all parties to understand and interpret the IFRS Standards. The Conceptual Framework is not an IFRS Standard. Nothing in the Conceptual Framework overrides any IFRS Standard or any requirement in an IFRS Standard. The revised Conceptual Framework is effective immediately for the IASB and the IFRIC, and has an effective date of January 1, 2020, with earlier application permitted, for companies that use the Conceptual Framework to develop accounting policies when no IFRS Standard applies to a particular transaction.

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

(a) Accounting for Programming

We produce a significant portion of programming for initial broadcast over television networks in Mexico, our primary market. Following the initial broadcast of this programming, we then license some of this programming for broadcast in secondary markets, such as Mexico, the United States, Latin America, Asia, Europe and Africa. Under IFRS, in order to properly capitalize and subsequently amortize production costs related to this programming, we must estimate the expected future benefit period over which a given program will generate revenues (generally, over a five-year period). We then amortize the production costs related to a given program over the expected future benefit period. Under this policy, we generally expense approximately 70% of the production costs related to a given program in our initial broadcast run and defer and expense the remaining production costs over the remainder of the expected future benefit period (see Note 2 (g) to our consolidated year-end financial statements).

We estimate the expected future benefit periods based on past historical revenue patterns and usage for similar types of programming and any potential future events, such as new outlets through which we can exploit or distribute our programming, including consolidated subsidiaries and equity investees. To the extent that a given future expected benefit period is shorter than the estimate, we may have to accelerate capitalized production costs sooner than anticipated. Conversely, to the extent that a given future expected benefit period is longer than the estimate, we may have to extend the amortization schedule for the remaining capitalized production costs.

We also enter into license arrangements with various third party programming producers and providers, pursuant to which we receive the rights to broadcast programming produced by third parties over our television networks in Mexico. For programming licensed from third parties, we estimate the expected future benefit period based upon the term of the license. In addition, we may purchase programming from third parties, from time to time. In this case, we estimate that the expected future benefit period based on the anticipated number of showings in Mexico. To the extent that a given future expected benefit period is shorter than the estimate, we may have to accelerate the amortization of the purchase price or the license fee sooner than anticipated. Conversely, to the extent that a given future expected benefit period is longer than the estimate, we may have to extend the amortization schedule for the remaining portion of the purchase price or the license fee.

Assuming a hypothetical 10% decrease in expected future revenue programming as of December 31, 2018, the balance of such programming would decrease in the amount of Ps.414,058, with a corresponding increase in programming amortization expense.

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

The recoverable amount of cash generating units has been determined based on the higher of value in use and fair value less costs to disposal calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each cash-generating unit.

During 2018 and 2017, we recorded impairment adjustments for other indefinite-lived intangible assets (trademarks) related to our Publishing business. See Note 2 (b) and (k) to our consolidated-year-end financial statements for disclosure regarding concession intangible assets.

(d) Long-lived Assets

We present certain long-lived assets other than goodwill and indefinite-lived intangible assets in our consolidated statement of financial position. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds our recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Recoverability is analyzed based on projected cash flows. Estimates of future cash flows involve considerable management judgment. These estimates are based on historical data, future revenue growth, anticipated market conditions, management plans, and assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions are not correct, we would have to recognize a write-off or write-down or accelerate the amortization schedule related to the carrying value of these assets (see Notes 2 (l), 12 and 21 to our consolidated year-end financial statements). We have not recorded any significant impairment charges over the past few years.

(e) Deferred Income Taxes

We record our deferred tax assets based on the likelihood that these assets are realized in the future. This likelihood is assessed by taking into consideration the future taxable income. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should we determine that it would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

(f) Financial Assets and Liabilities Measured at Fair Value

We have a significant amount of financial assets and liabilities which are measured at fair value on a recurring basis. The degree of management’s judgment involved in determining the fair value of a financial asset and liability varies depending upon the availability of quoted market prices. When observable quoted market prices exist, that is the fair value estimate that we use. To the extent such quoted market prices do not exist, management uses other means to determine fair value (see Notes 4 and 14 to our consolidated year-end financial statements).

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

Our management applied significant judgment to determine the classification of the warrants issued by UHI. These warrants did not comply with the definition of a derivative financial instrument because the initial investment that we paid to acquire the original instrument (Convertible Debentures) was significant and a derivative requires no initial investment or one that is smaller than would be required for a contract with similar response to changes in market factors; therefore, we classified the warrants issued by UHI as equity instrument with changes in fair value recognized in other comprehensive income or loss in consolidated equity. Significant judgment was applied by our management in assessing that the characteristics of the warrants are closer to an equity instrument in accordance with the IAS 32 Financial Instruments: Presentation (see Notes 3, 9, 10 and 14 to our consolidated year-end financial statements).

Financial assets and liabilities measured at fair value as of December 31, 2018, 2017 and 2016 (in thousands of Pesos):

	Balance as of December 31, 2018		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	30,992	Ps.	30,992	Ps.	—	Ps.	—
At FVOCIL:
Open ended fund	7,662,726		—		7,662,726		—
Other equity instruments	6,545,625		6,545,625		—		—
Other financial assets	72,612		72,612		—		—
Warrants issued by UHI	34,921,530		—		—		34,921,530
Derivative financial instruments	1,035,522		—		1,035,522		—
Total	Ps.	50,269,007	Ps.	6,649,229	Ps.	8,698,248	Ps.	34,921,530
Liabilities:
Derivative financial instruments	Ps.	148,061	Ps.	—	Ps.	148,061	Ps.	—
Total	Ps.	148,061	Ps.	—	Ps.	148,061	Ps.	—

	Balance as of December 31, 2017		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	6,013,678	Ps.	6,013,678	Ps.	—	Ps.	—
At FVOCIL:
Open ended fund	7,297,577		—		7,297,577		—
Warrants issued by UHI	36,395,183		—		—		36,395,183
Derivative financial instruments	2,263,874		—		2,263,874		—
Total	Ps.	51,970,312	Ps.	6,013,678	Ps.	9,561,451	Ps.	36,395,183

	Balance as of December 31, 2016		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	5,498,219	Ps.	5,498,219	Ps.	—	Ps.	—
At FVOCIL:
Open ended fund	6,456,392		—		6,456,392		—
Warrants issued by UHI	38,298,606		—		—		38,298,606
Derivative financial instruments	647,770		—		647,770		—
Total	Ps.	50,900,987	Ps.	5,498,219	Ps.	7,104,162	Ps.	38,298,606
Liabilities:
Derivative financial instruments	Ps.	5,508	Ps.	—	Ps.	5,508	Ps.	—
Total	Ps.	5,508	Ps.	—	Ps.	5,508	Ps.	—

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the years ended December 31, 2018, 2017 and 2016.

	2018		2017		2016
Balance at beginning of year	Ps.	36,395,183	Ps.	38,298,606	Ps.	35,042,577
Included in other comprehensive income	(1,473,653)		(1,903,423)		3,256,029
Balance at the end of year	Ps.	34,921,530	Ps.	36,395,183	Ps.	38,298,606

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

Non-current Financial Assets

Investments in debt securities or with readily determinable fair values, are classified as non-current investments in financial instruments, and are recorded at fair value with unrealized gains and losses included in consolidated stockholders’ equity as accumulated other comprehensive result.

Non-current financial assets are generally valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. Such instruments are classified in Level 1, Level 2, and Level 3, depending on the observability of the significant inputs.

As of December 31, 2017 and 2016, we have made judgments and used several estimates and assumptions for determining the fair value calculations of the shares of common stock of Imagina. These estimates and assumptions include, among others, expected long-term growth rates and operating margins, which are used to calculate projected future cash flows. We also utilize risk-adjusted discount rates to determine weighted average cost of capital. All of our estimates are based on historical data, internal estimates and observable external sources when available, and are consistent with the strategic plans of the underlying business.

Open Ended Fund

We have an investment in an Open Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the NAV per share as of such redemption date (see Notes 4 and 9).

UHI Warrants

In July 2015, we exchanged our investment in U.S.$1,125 million principal amount of Convertible Debentures due 2025 issued by UHI, mostly for Warrants that are exercisable for UHI’s common stock.

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

Unobservable inputs used as of December 31, 2018, 2017 and 2016 included UHI stock’s spot price of U.S.$387 per share, U.S.$402 per share and U.S.$404 per share, respectively, and UHI stock’s expected volatility of 36%, 32% and 32%, respectively.

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

As of December 31, 2018, 2017 and 2016 the effect on consolidated income and consolidated equity of changing the main assumptions used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest or lowest value of the range reasonably possible, would be as follows:

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2018		Least Favorable Assumptions 2018		Most Favorable Assumptions 2018		Least Favorable Assumptions 2018
Warrants issued by UHI	Price per Share	+/-10%	Ps.	—	Ps.	—	Ps.	3,492,229	Ps.	(3,492,229)
Total			Ps.	—	Ps.	—	Ps.	3,492,229	Ps.	(3,492,229)

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2017		Least Favorable Assumptions 2017		Most Favorable Assumptions 2017		Least Favorable Assumptions 2017
Warrants issued by UHI	Price per Share	+/-10%	Ps.	—	Ps.	—	Ps.	3,639,595	Ps.	(3,639,595)
Total			Ps.	—	Ps.	—	Ps.	3,639,595	Ps.	(3,639,595)

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2016		Least Favorable Assumptions 2016		Most Favorable Assumptions 2016		Least Favorable Assumptions 2016
Warrants issued by UHI	Price per Share	+/-10%	Ps.	—	Ps.	—	Ps.	3,829,937	Ps.	(3,829,937)
Total			Ps.	—	Ps.	—	Ps.	3,829,937	Ps.	(3,829,937)

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

Liquidity, Foreign Exchange and Capital Resources

Liquidity. We generally rely on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. Historically, we have received, and we expect to continue to receive, most of our advertising revenues in the form of upfront advertising deposits in the fourth quarter of a given year, which we in turn have used, and expect to continue to use, to fund our cash requirements during the rest of the quarter in which the deposits were received and for the first three quarters of the following year. As of December 31, 2018, 2017 and 2016, we had received Ps.10,917.0 million, Ps.16,072.3 million and Ps.18,335.2  million, respectively, of advertising deposits and advances for advertising time on all of our Content platforms and in our other segments during 2018, 2017 and 2016, respectively, representing U.S.$0.6 billion, U.S.$0.8 billion and U.S.$0.9 billion, respectively, at the applicable year-end exchange rates. The deposits as of December 31, 2018, represented a 32.1% decrease, as compared to year-end 2017, and the deposits as of December 31, 2017, represented a 12.3% decrease, as compared to year-end 2016. Approximately 87.5%, 90.0% and 71.6% of the advance payment deposits as of December 31, 2018, 2017 and 2016, respectively, were in the form of short-term, non-interest bearing notes, with the remaining deposits in each of those years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2018, 2017 and 2016, was 5.9 months, 4.7 months and 3.8 months, respectively.

During the year ended December 31, 2018, we had a net decrease in cash and cash equivalents of Ps.6,666.7 million, as compared to a net decrease in cash and cash equivalents of Ps.8,811.1 million during the year ended December 31, 2017.

Net cash provided by operating activities for the year ended December 31, 2018, amounted to Ps.33,714.5 million. Adjustments to reconcile income before income taxes to net cash provided by operating activities primarily included among others: depreciation and amortization of Ps.19,834.2 million; net unrealized foreign exchange gain of Ps.318.1 million; interest expense of Ps.9,707.3 million; other amortization of Ps.444.7 million; provision for related party transactions of Ps.251.8 million; loss on disposition of property and equipment of Ps.912.3 million; loss in other finance expense, net of Ps.859.6 million; interest income of Ps.120.1 million; gain on disposition of investments of Ps.3,553.5 million; and share of income of associates and joint ventures of Ps.532.9 million. Income taxes paid for the year ended December 31, 2018 amounted to Ps.6,722.8 million.

Net cash used for investing activities for the year ended December 31, 2018, amounted to Ps.23,898.2 million, and was primarily used for investments in property, plant and equipment of Ps.18,499.7 million; payment for renewal of television broadcasting concessions of Ps.5,754.0 million; acquisition of net assets of Axtel of Ps.5,465.9 million; investments in financial instruments of Ps.72.7 million; and investments in other intangible assets of Ps.2,020.2 million; which effect was partially offset by a disposition of our investment in Imagina of Ps.6,256.9 million; disposition of investments in financial instruments of Ps.287.6 million; investments in associates and other investments of Ps.209.8 million; temporary investments of Ps.40.2 million; and disposition of property, plant and equipment of Ps.1,024.7 million.

Net cash used for financing activities for the year ended December 31, 2018, amounted to Ps.16,504.9 million, and was primarily used for dividends of Ps.1,068.9 million; interest paid of Ps.10,129.3 million; repayment of debt and lease payments of Ps.847.9 million; repayment of other notes payable of Ps.1,184.0 million; dividends paid to non-controlling interest of Ps.1,270.7 million; contributions to the trust for the Long-term Retention Plan of Ps.1,100.0 million; and repurchases of CPOs under a share repurchase program of Ps.1,541.2 million; which effect was partially offset by cash provided by derivative financial instruments of Ps.691.3 million.

We expect to fund our operating cash needs during 2019, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2019 through available cash from operations, cash on hand, equity securities and/or the incurrence of debt, or a combination thereof. The amount of borrowings required to fund these cash needs in 2019 will depend upon the timing of such transactions and the timing of cash payments from advertisers under our advertising sales plan.

During the year ended December 31, 2017, we had a net decrease in cash and cash equivalents of Ps.8,811.1 million, as compared to a net decrease in cash and cash equivalents of Ps.1,851.0 million during the year ended December 31, 2016.

Net cash provided by operating activities for the year ended December 31, 2017, amounted to Ps.25,099.7 million. Adjustments to reconcile income before income taxes to net cash provided by operating activities primarily included: depreciation and amortization of Ps.18,536.3 million; net unrealized foreign exchange gain of Ps.2,396.3 million; interest expense of Ps.9,087.2 million; other amortization of Ps.504.7 million; provision for related party transactions of Ps.308.8 million; loss on disposition of property and equipment of Ps.947.7 million; income in other finance expense, net of Ps.903.2 million; interest income of Ps.885.5 million; loss on disposition of investments of Ps.295.2 million; and share of income of associates and joint ventures of Ps.1,913.3 million. Income taxes paid for the year ended December 31, 2017 amounted to Ps.6,420.0 million.

Net cash used for investing activities for the year ended December 31, 2017, amounted to Ps.17,331.1 million, and was primarily used for investments in property, plant and equipment of Ps.16,759.6 million; investments in financial instruments of Ps.262.4 million; investments in associates and other investments of Ps.147.1 million; and investments in other intangible assets of Ps.1,777.6 million; which effect was partially offset by a disposition of investments in financial instruments of Ps.310.6 million; dividends received of Ps.136.0 million; temporary investments of Ps.271.8 million; and disposition of property, plant and equipment of Ps.911.5 million.

Net cash used for financing activities for the year ended December 31, 2017, amounted to Ps.16,469.3 million, and was primarily used for dividends of Ps.1,084.2 million; interest paid of Ps.8,860.9 million; prepayment and repayment of debt and lease payments of Ps.11,822.4 million; prepayment of other notes payable of Ps.1,292.4 million; derivative financial instruments of Ps.486.7 million; dividends paid to non-controlling interest of Ps.489.0 million; contributions to the trust for the Long-term Retention Plan of Ps.2,500.0 million; and repurchases of CPOs under a share repurchase program of Ps.383.8 million, which effect was primarily offset by cash provided by credit agreements with certain Mexican banks in the amount of Ps.5,973.0 million and issuance of  Senior Notes due 2027 in the amount of Ps.4,477.0 million.

During the year ended December 31, 2016, we had a net decrease in cash and cash equivalents of Ps.1,851.0 million, as compared to a net increase in cash and cash equivalents of Ps.19,667.8 million during the year ended December 31, 2015.

Net cash provided by operating activities for the year ended December 31, 2016, amounted to Ps.36,656.9 million. Adjustments to reconcile income before income taxes to net cash provided by operating activities primarily included: depreciation and amortization of Ps.16,979.8 million; net unrealized foreign exchange loss of Ps.6,707.8 million; interest expense of Ps.8,497.9 million; other amortization of Ps.352.7 million; provision for related party transactions of Ps.340.2 million; loss on disposition of property and equipment of Ps.1,448.3 million; loss in other finance income, net of Ps.43.4 million; interest income of Ps.458.5 million; and share of income of associates and joint ventures of Ps.1,139.6 million. Income taxes paid for the year ended December 31, 2016 amounted to Ps.7,268.9 million.

Net cash used for investing activities for the year ended December 31, 2016, amounted to Ps.29,000.4 million, and was primarily used for investments in property, plant and equipment of Ps.27,941.6 million; investments in financial instruments of Ps.302.6 million; investments in associates and other investments of Ps.231.0 million; and investments in goodwill and other intangible assets of Ps.2,472.1 million, which effect was partially offset by a disposition of investments in financial instruments of Ps.74.1 million; temporary investments of Ps.254.4 million; dividends received of Ps.47.2 million; and disposition of property, plant and equipment of Ps.1,571.2 million.

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

Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity

During 2019, we:

•                  expect to make aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$1,000.0 million, of which approximately U.S.$650.0 million and approximately U.S.$250.0 million are for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining amount is for our Content and Other Businesses segments; and

•                  expect to provide financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.109.9 million (U.S.$5.5 million).

During 2018, we:

•                  made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$969.9 million, of which approximately U.S.$665.5 million were for our Cable segment, U.S.$209.6 million are for our Sky segment, and the remaining U.S.$94.8 million were for our Content and Other Businesses segments;

•                  provided financing to Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”) in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.58.2 million (U.S.$3.0 million).

•                  acquired from Axtel its residential fiber-to-the-home business and related assets in Mexico City, Zapopan, Monterrey, Aguascalientes, San Luis Potosí and Ciudad Juárez. The total cash value of the transaction amounted to Ps.5,466.9 million (U.S.$272.1 million), including Ps.753.9 million (U.S.$37.5 million) of value added tax.

•                  renewed our concession titles for the broadcast television signals known as Las Estrellas, Canal 5, Canal 9, Foro TV and other local television stations, for a term of 20 years after the existing expiration dates. For this renewal, Televisa paid Ps.5,753.0 million (U.S.$281.7 million).

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

Refinancings. In October 2017, we concluded the offering of Ps.4,500 million aggregate principal amount of local bonds (Certificados Bursátiles) due 2027 with an interest rate of 8.79%. We used the net proceeds of the offering for general corporate purposes and working capital. In December 2017, we redeemed in full the U.S.$500 million aggregate principal amount of our 6.0% Senior Notes due 2018.

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

Indebtedness. As of December 31, 2018, our consolidated long-term portion of debt amounted to Ps.120,983.6 million and our consolidated current portion of debt was Ps.2,108.4 million. As of December 31, 2017, our consolidated long-term portion of debt amounted to Ps.121,993.1 million and our consolidated current portion of debt was Ps.2,103.9 million. The consolidated debt is presented net of unamortized finance costs as of December 31, 2018 and 2017, in the aggregate amount of Ps.1,152.7 million and Ps.1,250.7 million, respectively, and interest payable in the aggregate amount of Ps.1,120.0 million  and Ps.1,796.8 million in 2018 and 2017, respectively.

In March 2018, the Company entered into a revolving credit facility with a syndicate of banks led by HSBC, for U.S.$583.0 million payable in Mexican pesos, for a three-year term. In December 2018, this facility was increased by U.S.$35.0 million, reaching a total amount of U.S.$618.0 million. The funds may be used for the repayment of existing indebtedness and other general corporate purposes as may be authorized by the Board of Directors of the

Company. As of March 31, 2019, the Company has not drawn down on this facility. We may from time to time incur additional indebtedness or repurchase, redeem or repay outstanding indebtedness.

The following table sets forth a description of our outstanding indebtedness as of December 31, 2018, net of unamortized finance costs and interest payable (in millions of Pesos):

	Debt Outstanding(1)
Description of Debt	December 31, 2018 Actual		Interest Rate(2)	Denomination	Maturity of Debt
8.5% Senior Notes (2)	Ps.	6,031.8	8.5%	U.S. Dollars	2032
6.625% Senior Notes (2)	11,785.9		6.625%	U.S. Dollars	2025
8.49% Senior Notes (2)	4,518.5		8.49%	Pesos	2037
6.625% Senior Notes (2)	11,705.3		6.625%	U.S. Dollars	2040
7.25% Senior Notes (2)	6,481.4		7.25%	Pesos	2043
5.0% Senior Notes (2)	19,368.3		5.0%	U.S. Dollars	2045
4.625% Senior Notes (2)	5,867.5		4.625%	U.S. Dollars	2026
6.125% Senior Notes (2)	17,831.4		6.125%	U.S. Dollars	2046
7.38% Notes (3)	10,106.0		7.38%	Pesos	2020
8.79% Notes (3)	4,571.5		8.79%	Pesos	2027
TIIE+ 0.35% Notes (3)	5,995.2		8.69%	Pesos	2021
TIIE+ 0.35% Notes (3)	4,994.1		8.70%	Pesos	2022
Scotiabank loan (4)	2,487.9		9.635%	Pesos	2023
HSBC loan (4)	1,990.6		9.684%	Pesos	2022
Santander loan (4)	1,493.0		9.634%	Pesos	2022
Santander loan (5)	252.1		9.59%	Pesos	2020
Santander loan (5)	252.1		9.60%	Pesos	2019
Banorte loan (5)	1,336.1		9.23%	Pesos	2022
HSBC loan (5)	196.5		9.59%	Pesos	2019
HSBC loan (5)	302.6		9.60%	Pesos	2019
HSBC loan (6)	2,511.9		7.13%	Pesos	2023
Scotiabank loan (6)	3,012.3		7.0%	Pesos	2023
Total debt	123,092.0				14.9 years(7)
Less: Current maturities of long-term debt	2,108.4				2019
Total long-term debt	Ps.	120,983.6
Finance lease obligations:
Satellite transponder lease obligations (8)	Ps.	4,569.7	7.30%	U.S. Dollars	2027
Other (9)	748.2		6.29%	Various	2019 to 2027
Total finance lease obligations	5,317.9
Less: Current portion	651.8				2019
Finance lease obligations, net of current portion	Ps.	4,666.1
Other notes payable:
Other notes payable (10)	Ps.	2,576.8	3.0%	Pesos	2020
Less: Current portion	1,288.4				2019
Other notes payable, net of current portion	Ps.	1,288.4

(1)               U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.19.6730 per U.S. Dollar, the Interbank Rate, as reported by CitiBanamex, as of December 31, 2018.

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

(5)               Include outstanding balance in the aggregate principal amount of Ps.2,334.5 million, in connection with certain credit agreements entered into by TVI with Mexican banks, with maturities between 2019 and 2022, bearing interest at an annual rate of TIIE plus a range between 100 and 125 basis points which is payable on a monthly basis. Under the terms of the credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.

(6)    In June 2015, Sky prepaid two long-term loans in the principal amount of Ps.1,400 million and Ps.2,100 million, with an original maturity in 2016, and annual interest of TIIE plus 24 basis points and 8.74%, respectively, which was payable on a monthly basis. The aggregate amount paid by Sky amounted to Ps.3,651.7 million, which included related accrued interest, the settlement of a related derivative contract, and fees. This prepayment was funded primarily by a long-term loan made by the Company in the principal amount of Ps.3,500 million, with a maturity in 2022, and an annual interest rate of 7.38%, which is payable on a monthly basis. In March 2016, Sky: (i) entered into long-term debt agreements with two Mexican banks in the aggregate principal amount of Ps.5,500 million, with maturities between 2021 and 2023, and interest payable on a monthly basis and an annual rate in the range of 7.0% and 7.13%; and (ii) prepaid to the Company an outstanding amount in connection with a long-term loan in the principal amount of Ps.3,500 million.

(7)               Actual weighted average maturity of long-term debt as of December 31, 2018.

(8)               Starting from the fourth quarter of 2012, Sky is obligated to pay a monthly fee of U.S.$3.0 million at an annual interest rate of 7.30% under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010 for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of (a) the end of 15 years or (b) the date IS-21 is taken out of service.

(9)               Includes minimum lease payments of property and equipment under leases that qualify as finance leases. Includes Ps.691.6 million in connection with a lease agreement entered into by a subsidiary of the Company and GTAC for the right to use certain capacity of a telecommunications network to 2029. This lease agreement provides for annual payments through 2028. Other capital leases have terms that expire at various dates between 2018 and 2020.

(10)  Notes payable issued by the Company in connection with the acquisition of a non-controlling interest in TVI. As of December 31, 2017, cash payments to be made between 2019 and 2020 related to these notes payable amounted to an aggregate of Ps.2,624.4 million including interest of Ps.249.4 million. Accrued interest for this transaction amounted to Ps.201.9 million for the year ended December 31, 2018. This was regarded as a Level 2 debt that was fair valued using a discount cash flow approach, which discounts the contractual cash flows using discount rates derived from observable market price of other quoted debt instruments.

Interest Expense. Interest expense for the years ended December 31, 2018, 2017 and 2016 was Ps.9,707.3 million, Ps.9,245.7 million and Ps.8,497.9 million, respectively.

The following table sets forth our interest expense for the years indicated (in millions of U.S. Dollars and millions of Pesos):

	Year Ended December 31,(1)
	2018		2017		2016
Interest payable in U.S. Dollars	U.S.$	252.7	U.S.$	287.6	U.S.$	281.1
Amounts currently payable under Mexican withholding taxes(2)	12.0		13.1		13.1
Total interest payable in U.S. Dollars	U.S.$	264.7	U.S.$	300.7	U.S.$	294.2
Peso equivalent of interest payable in U.S. Dollars	Ps.	5,095.9	Ps.	5,691.8	Ps.	5,461.4
Interest payable in Pesos	4,611.4		3,553.9		3,036.5
Total interest expense	Ps.	9,707.3	Ps.	9,245.7	Ps.	8,497.9

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

Contractual Obligations on the Balance Sheet

The following table summarizes our contractual obligations on the balance sheet as of December 31, 2018 (these amounts do not include future interest payments):

Payments Due by Period
Total	Less Than 12 Months January 1, 2019 to December 31, 2019	12-36 Months January 1, 2020 to December 31, 2021	36-60 Months January 1, 2022 to December 31, 2023	Maturities Subsequent to December 31, 2023
(Thousands of U.S. Dollars)
6.625% Senior Notes due 2025	U.S.$	600,000	U.S.$	—	U.S.$	—	U.S.$	—	U.S.$	600,000
8.5% Senior Notes due 2032	300,000	—	—	—	300,000
8.49% Senior Notes due 2037	228,740	—	—	—	228,740
6.625% Senior Notes due 2040	600,000	—	—	—	600,000
7.38% Notes due 2020	508,311	—	508,311	—	—
8.79% Notes due 2027	228,740	—	—	—	228,740
7.25% Senior Notes due 2043	330,402	—	—	—	330,402
5.0% Senior Notes due 2045	1,000,000	—	—	—	1,000,000
4.625% Senior Notes due 2026	300,000	—	—	—	300,000
6.125% Senior Notes due 2046	900,000	—	—	—	900,000
TIIE+0.35% Notes due 2021	304,987	—	304,987	—	—
TIIE+0.35% Notes due 2022	254,155	—	—	254,155	—
Scotiabank loan due 2023	127,078	—	—	127,078	—
HSBC loan due 2022	101,662	—	—	101,662	—
Santander loan due 2022	76,247	—	—	76,247	—
Santander loan due 2020	12,708	—	12,708	—	—
Santander loan due 2019	12,708	12,708	—	—	—
Banorte loan due 2022	68,005	12,326	24,652	31,027	—
HSBC loan due 2019	9,997	9,997	—	—	—
HSBC loan due 2019	15,249	15,249	—	—	—
HSBC loan due 2023	127,078	—	31,770	95,308	—
Scotiabank loan due 2023	152,493	—	57,185	95,308	—
Long-term debt	6,258,560	50,280	939,613	780,785	4,487,882
Accrued Interest	56,931	56,931	—	—	—
Satellite transponder obligation	232,286	19,693	43,959	50,847	117,787
Other capital lease obligations	38,030	13,440	13,502	4,864	6,224
Other notes payable	130,986	65,493	65,493	—	—
Transmission rights(1)	336,040	178,567	97,721	44,259	15,493
Total contractual obligations	U.S.$	7,052,833	U.S.$	384,404	U.S.$	1,160,288	U.S.$	880,755	U.S.$	4,627,386

(1)               This liability reflects our transmission rights obligations related to programming acquired or licensed from third party producers and suppliers, and special events, which are reflected in our consolidated balance sheet within trade accounts payable (current liabilities) and other long-term liabilities.

Contractual Obligations off the Balance Sheet

The following table summarizes our contractual obligations off the balance sheet as of December 31, 2018:

	Payments Due by Period
	Total		Less Than 12 Months January 1, 2019 to December 31, 2019		12-36 Months January 1, 2020 to December 31, 2021		36-60 Months January 1, 2022 to December 31, 2023		Maturities Subsequent to December 31, 2023
	(Thousands of U.S. Dollars)
Interest on debt(1)	U.S.$	6,035,463	U.S.$	381,383	U.S.$	799,941	U.S.$	642,828	U.S.$	4,211,311
Interest on finance lease obligations	93,574		20,036		30,123		22,606		20,809
Interest on other notes payable	2,414		2,112		302		—		—
Lease commitments(2)	363,973		42,023		75,562		69,166		177,222
Programming(3)	116,275		50,157		53,481		12,637		—
Transmission rights(3)	854,901		99,188		159,133		126,200		470,380
Capital expenditures commitments	131,476		131,476		—		—		—
Satellite transponder commitments(4)	24,808		8,010		13,842		2,956		—
Committed financing to GTAC(5)	5,493		5,493		—		—		—
Total contractual obligations	U.S.$	7,628,377	U.S.$	739,878	U.S.$	1,132,384	U.S.$	876,393	U.S.$	4,879,722

(1)               Interest to be paid in future years on outstanding debt as of December 31, 2018, was estimated based on contractual interest rates and exchange rates as of that date.

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

(5)               In connection with a long-term credit facility, we have agreed to provide financing to GTAC in 2019 in the aggregate principal amount of Ps.109.9 million (U.S.$5.5 million).

Item 6.                                 Directors, Senior Management and Employees

Board of Directors

The following table sets forth the names of our current directors and their alternates, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors. Each of the following directors and alternate directors were elected or ratified for a one-year term by our stockholders at our April 29, 2019 annual stockholders’ meeting.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Emilio Fernando Azcárraga Jean (02/21/68)	Executive Chairman of the Board and Chairman of the Executive Committee of Grupo Televisa. Chairman of the Board and Chairman of the Executive Committee of Empresas Cablevisión, S.A.B. de C.V.

Former President and Chief Executive Officer of Grupo Televisa. Member of the Boards of Grupo Financiero Banamex, Univision and Grupo Axo. Chairman of the Board of Managers and Chairman of the Executive Committee of Innova, S de R.L. de C.V. Member of the Mexican Council of Businessmen and Fundacion Teleton.

December 1990

In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Co-Chief Executive Officer and Member of the Executive Committee of Grupo Televisa. Member of the Board and Member of the Executive Committee of Empresas Cablevisión, S.A.B. de C.V.

Member of the Boards of Univision, Liberty Latin America, Grupo Financiero Banorte, Fomento Económico Mexicano (FEMSA) and Grupo Axo. Member of the Board of Managers and member of the Executive Committee of Innova, S. de R.L. de C.V. Chairman of the Board of Trustees of Fundacion Kardias, Member of the Board of Trustees of the Mexican Foundation for Health and of the UNAM Foundation. Member of the Board of Trustees of The Paley Center for Media. Former Executive Vice President and Chief Financial Officer of Grupo Televisa.

April 1997

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Alberto Baillères González (08/22/31)

Chairman of the Boards of Directors of Grupo Bal, Industrias Peñoles, Fresnillo PLC, Grupo Palacio de Hierro, Grupo Nacional Provincial, Grupo Profuturo, Controladora Petrobal, Energía Eléctrica BAL, and Tane.

Member of the Boards of Directors of Dine, Grupo Kuo, Grupo Financiero BBVA Bancomer, BBVA Bancomer, Fomento Económico Mexicano and member of the Mexican Council of Business. Chairman of the Board of Trustees of Instituto Tecnológico Autónomo de México (ITAM) and Founder and President of Fundación Alberto Bailléres.

April 2004

José Antonio Chedraui Eguía	Member of the Board of Directors and Chief Executive Officer of Grupo Comercial Chedraui, S.A.B. de C.V.	Former Chief Executive Officer of the Galos division of Grupo Comercial Chedraui, S.A.B. de C.V.	April 2019

Francisco José Chevez Robelo (07/03/29)	Chairman of the Audit Committee of Grupo Televisa, S.A.B., Member of the Board of Directors and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión, S.A.B. de C.V.

Co-founder and retired Partner of Chévez, Ruíz, Zamarripa y Cía., S.C., Member of the Boards of Directors of Apuestas Internacionales, S.A. de C.V., Regiomontana de Perfiles y Tubos, S.A. de C.V. and Pytco, S.A. de C.V. Former Managing Partner of Arthur Andersen & Co. (México City).

April 2003

Jon Feltheimer (09/02/51)	Chief Executive Officer of Lionsgate.

Former President of Columbia TriStar Television Group, former Executive Vice President of Sony Pictures Entertainment. Member of the Boards of Lionsgate, Pop Media Group, Celestial Tiger Entertainment, Pantelion and Pilgrim Media Group.

April 2015

José Luis Fernández Fernández (05/18/59)	Managing Partner of Chévez, Ruíz, Zamarripa y Cía., S.C., Member of the Audit Committee and Chairman of the Corporate Practices Committee of Grupo Televisa, S.A.B.

Member of the Board of Directors of Unifin Financiera, Controladora Vuela Compañía de Aviación, Grupo Financiero Banamex, Banco Nacional de México and Apuestas Internacionales, S.A. de C.V. Alternate member of the Board of Directors of Arca Continental Corporativo. Alternate Member of the Board and Alternate Member of the Audit and Corporate Practices Committee of Empresas Cablevisión, S.A.B. de C.V.

April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Salvi Rafael Folch Viadero (08/16/67)	Chief Executive Officer of Grupo Televisa’s Cable Division.

Former Chief Financial Officer of Grupo Televisa. Former Vice President of Financial Planning of Grupo Televisa. Former Chief Executive Officer and Chief Financial Officer of Comercio Más, S.A. de C.V. Former Vice Chairman of Banking Supervision of the National Banking and Securities Commission. Alternate Member of the Board of Directors and Alternate Member of the Executive Committee of Empresas Cablevision, S.A.B. de C.V.

April 2002

Michael Thomas Fries (02/06/63)	President and Chief Executive Officer of Liberty Global, plc.

Vice Chairman of the Board of Liberty Global, Executive Chairman of the Board of Liberty Latin America, Member of the Boards of Directors of Lionsgate, Cable Television Labs, Trustee of the Board of The Paley Center for Media, Chairman of the Boards of Directors of Museum of Contemporary Art Denver and Biennial of the Americas, Digital Communications Governor and Steering Committee Member of the World Economic Forum, Member of Young Presidents’ Organization.

April 2015

Marcos Eduardo Galperin (10/31/71)

Chairman, President, Chief Executive Officer, Co-Founder, and Director of Mercadolibre, Inc. Member of the Boards of Directors of Endeavor, Fundación Universidad de San Andrés, Globant, S.A. and Onapsis.

		Former Futures and Options Associate of YPF S.A.	April 2017

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Guillermo García Naranjo Álvarez (07/02/56)	Member of the Audit Committee and the Corporate Practices Committee of Grupo Televisa.

Former Chairman of the Board of Directors of Consejo Mexicano de Normas de Información Financiera Former Chief Executive Officer and Former Audit Partner of KPMG Cárdenas Dosal, SC. Member of the Audit Committee of Banco de Mexico, Member of the Board and the Audit Committee of Nacional Monte de Piedad I.A.P., Member of the Board of Directors, Member of the Practices Committee and Chairman of the Audit Committee of Grupo Posadas, Statutory Auditor (Comisario) of Total Systems de México, Member of the Finance Committee of Fomento Educacional, A.C. (Non-profit organization), Member of the Board and the Audit Commission of Fundación Pro-Empleo D.F. A.C. (Non-profit organization).

April 2018

Bernardo Gómez Martínez (07/24/67)	Co-Chief Executive Officer and Member of the Executive Committee of Grupo Televisa. Member of the Board and Member of the Executive Committee of Empresas Cablevisión, S.A.B. de C.V.

Member of the Board of Univision, Grupo Axo and Innova, S. de R.L. de C.V. Former Executive Vice President and Deputy Director of the President of Grupo Televisa. Former President of the Mexican Chamber of Television and Radio Broadcasters.

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

April 2017

Roberto Hernández Ramírez (03/24/42)	Honorary Chairman of the Board of Banco Nacional de México.	Honorary Member of the Board of Grupo Financiero Banamex Accival.	April 1992

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Enrique Krauze Kleinbort (09/16/47)	Chief Executive Officer, Director and Partner of Editorial Clío, Libros y Videos and Editorial Vuelta.	Member of the Mexican History Academy and the National Academy.	April 1996

Lorenzo Alejandro Mendoza Giménez (10/05/65)	Chief Executive Officer, Member of the Board of Directors and Chairman of the Executive Committee of Empresas Polar.

Former Member of the Boards of AES La Electricidad de Caracas, CANTV-Verizon and BBVA Banco Provincial. Member of the Board of Grupo GEPP, Member of the Boards of MIT Sloan, the Latin American Board of Georgetown University, Group of Fifty (G-50), the Latin America Conservation Council (LACC), and the Latin American Business Council, and Member of the Boards of Trustees of Universidad Metropolitana, and Instituto de Estudios Superiores de Administración (IESA). Ashoka Fellow and Member of the World Economic Forum (named a Global Young leader in 2005).

April 2009

Fernando Senderos Mestre (03/03/50)	Chairman of the Board and Chief Executive Officer of Grupo Kuo, Chairman of the Executive Committee of Grupo Kuo, Chairman of the Board of Dine and Chairman of the Board of Grupo DESC.	Member of the Boards of Kimberly-Clark de México, Industrias Peñoles and Grupo Nacional Provincial. Member of the Mexican Council of Businessmen and Member of the Foundation for Mexican Letters.	April 1992

Enrique Francisco José Senior Hernández (08/03/43)	Managing Director of Allen & Company LLC.	Member of the Boards of Directors of Univision, Coca-Cola FEMSA, Cinemark and FEMSA.	April 2001

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Eduardo Tricio Haro (08/05/63)	Chairman of Grupo Lala, Chairman of Executive Committee of Aeromexico and Member of the Corporate Practices Committee of Grupo Televisa, S.A.B.

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

April 2015

Alternate Directors:

In alphabetical order:

Herbert A. Allen III (06/08/67)	President of Allen & Company LLC.	Former Executive Vice President and Managing Director of Allen & Company Incorporated, Alternate Director of Coca Cola FEMSA.	April 2002

Félix José Araujo Ramírez (03/20/51)	Vice President of Digital and Broadcast Television and Televisa Regional.	Former Chief Executive Officer of Telesistema Mexicano. Chairman of the Board of Directors of Televisión Independiente de México and Televimex.	April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Joaquín Balcárcel Santa Cruz (01/04/69)	Chief of Staff of the Executive Chairman of the Board of Directors of Grupo Televisa.	Former Vice President - Legal and General Counsel of Grupo Televisa. Former Vice President and General Counsel of Television Division. Former Legal Director of Grupo Televisa.	April 2000

Julio Barba Hurtado (05/20/33)	Legal Advisor of Grupo Televisa and Secretary of the Audit and Corporate Practices Committee of Empresas Cablevisión, S.A.B. de C.V.	Former Legal Advisor to the Board of Grupo Televisa. Alternate member of the Board of Directors of Editorial Televisa Colombia.	December 1990

Leopoldo Gómez González Blanco (04/06/59)	Vice President — News of Grupo Televisa.	Former Director of Information to the Presidency of Grupo Televisa.	April 2003

Jorge Agustín Lutteroth Echegoyen (01/24/53)	Vice President and Corporate Controller of Grupo Televisa.

Former Senior Partner of Coopers & Lybrand, Despacho Roberto Casas Alatriste, S.C., former Controller of Televisa Corporation. Alternate Member of the Board of Empresas Cablevision, S.A.B. de C.V. and Alternate Member of the Board of Directors and the Executive Committee of Innova, S. de R.L. de C.V.

April 2000

Alberto Javier Montiel Castellanos (11/22/45)

Director of Montiel Font y Asociados, S.C. and Member of the Audit Committee of Grupo Televisa and Member of Board and the Audit and Corporate Practices Committee of Empresas Cablevisión, S.A.B. de C.V.

Member of the Board and Audit Committee of Blazki, Advisor to the Association of Graduates of the Faculty of Accounting and Administration of the Universidad Nacional Antónoma de México and Former Tax Vice President of Grupo Televisa and former Tax Director of Wal-Mart de México.

April 2002

Raúl Morales Medrano (05/12/70)	Partner of Chévez, Ruiz, Zamarripa y Cia., S.C.	Member of the Audit and Corporate Practices Committee and Alternate Member of the Board of Directors of Empresas Cablevisión, S.A.B. de C.V.	April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Guadalupe Phillips Margain (02/07/71)	Chief Executive Officer of Empresas ICA, S.A.B. de C.V.

Former Chief Restructuring Officer of Empresas ICA, S.A.B. de C.V., Former Vice President of Finance and Risk of Grupo Televisa, Former Chief Financial Officer of Empresas Cablevisión, S.A.B. de C.V. and Member and Treasurer of the Board and Alternate Member of the Executive Committee of Innova, S. de R.L. de C.V. Alternate Member of the Board of Grupo Financiero Banorte, S.A.B. and Banco Mercantil del Norte, S.A., Grupo Financiero Banorte. Member of the Board of Directors of Empresas ICA, S.A.B. de C.V., Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Grupo AXO, S.A.P.I. de C.V.

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

Election of Directors. A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican stockholders. All of our current Directors and Alternate Directors were appointed and/or ratified in their positions by our 2019 annual stockholders’ special and general meetings, which were held on April 29, 2019. A majority of the holders of the Series “A” Shares voting together elected, eleven of our directors and corresponding alternates and a majority of the holders of the Series “B” Shares voting together elected, five of our directors and corresponding alternates. At our special stockholders’ meetings, a majority of the holders of the Series “L” Shares and Series “D” Shares will each continue to have the right to elect two of our directors and alternate directors, each of which must be an independent director. Each alternate director may vote in the absence of a corresponding director. Directors and alternate directors are elected for one-year terms by our stockholders at each annual stockholders’ meeting, and each serves for up to a 30-day term once the one-year appointment has expired or upon resignation; in this case, the Board of Directors is entitled to appoint provisional directors without the approval of the stockholders’ meeting.

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

•                  with input from the Corporate Practices Committee, on an individual basis: (i) any material transactions with related parties, in accordance with the criteria set forth in the Mexican Securities Market Law, subject to certain limited exceptions and (ii) the appointment of our Co-Chief Executive Officers and their compensation;

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

Audit Committee. The Audit Committee is currently composed of four independent members: Francisco José Chevez Robelo, the Chairman, Alberto Javier Montiel Castellanos, José Luís Fernández Fernández and Guillermo García Naranjo Álvarez. The Chairman of the Audit Committee was ratified at our annual stockholders’ meeting held on April 29, 2019, and our Board of Directors appointed the remaining members.

The Audit Committee is responsible for, among other things: (i) submit to the Board of Director’s approval, the annual designation and/or ratification of the firm engaged to perform the external audit, as well as the engagement of services other than those related to the external audit to be performed by the external auditors; (ii) evaluating the performance of our external auditors and analyzing their reports, (iii) discussing our financial statements with the persons in charge of their preparation, and based on such discussions, recommending their approval to the Board of Directors, (iv) informing the Board of Directors of the status of our internal controls and their adequacy, (v) requesting reports of executive officers whenever it deems appropriate, (vi) informing the Board of any irregularities that it may encounter as part of the performance of its duties, (vii) receiving and analyzing recommendations and observations made by the stockholders, directors, executive officers, our external auditors or any third party and taking the necessary actions, (viii) review and approve, if applicable, certain related party transactions that are not considered material in accordance with the Mexican Securities Market Law; (ix) calling stockholders’ meetings when requested, (x) providing opinions to our Board of Directors with respect to specific matters required under the Mexican Securities Market Law, (xi) requesting and obtaining opinions from independent third parties, as it deems convenient, in connection with the performance of its duties and (xii) assisting the Board in the preparation of annual reports rendered by the Board to the shareholders and other reporting obligations.

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

Corporate Practices Committee. The Corporate Practices Committee is currently composed of the following independent members: José Luis Fernández Fernández, the Chairman, Guillermo García Naranjo Álvarez and Eduardo Tricio Haro. The Chairman of the Corporate Practices Committee was ratified at our annual stockholders’ meeting held on April 29, 2019, and our Board of Directors appointed the remaining members.

The Corporate Practices Committee is responsible for, among other things: (i) reviewing and approving corporate goals and objectives relevant to the compensation of the Co-Chief Executive Officers, and evaluating the Co-Chief Executive Officers’ performance in light of those goals and objectives, (ii) reviewing and approving the annual base salaries and annual incentive opportunities of the relevant executive, evaluating the executive officers’ performance and recommending executive officer compensation policies and guidelines to our Board of Directors, (iii) reviewing all other incentive awards and opportunities (cash-based and equity-based), any employment agreements, any change in control agreements and change in control provisions affecting compensation and benefits and any special or supplemental compensation and benefits for the relevant executive and individuals who formerly served as executive officers, and (iv) reviewing and recommending certain material transactions entered into with related parties, in accordance with the Mexican Securities Market Law.

The Chairman of the Corporate Practices Committee shall prepare an annual report to the Board of Directors with respect to the activities of the Corporate Practices Committee, which shall include, among other things: (i) observations with respect to the performance of the relevant executive, (ii) material related party transactions entered into during the course of the fiscal year, and (iii) the compensation packages of the relevant executive.

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

Executive Officers

The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the years in which they were appointed to their current positions:

Name and Date of Birth	Principal Position	Business Experience	First Appointed

Emilio Fernando Azcárraga Jean (02/21/68)	Executive Chairman of the Board and Chairman of the Executive Committee of Grupo Televisa. Chairman of the Board and Chairman of the Executive Committee of Empresas Cablevisión, S.A.B. de C.V.

Former President and Chief Executive Officer of Grupo Televisa. Member of the Boards of Grupo Financiero Banamex, Univision and Grupo Axo. Chairman of the Board of Managers and Chairman of the Executive Committee of Innova, S de R.L. de C.V. Member of the Mexican Council of Businessmen and Fundacion Teleton.

December 1990

In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Co-Chief Executive Officer and Member of the Executive Committee of Grupo Televisa. Member of the Board and Member of the Executive Committee of Empresas Cablevisión, S.A.B. de C.V.

Member of the Boards of Univision, Liberty Latin America, Grupo Financiero Banorte, Fomento Económico Mexicano (FEMSA) and Grupo Axo. Member of the Board of Managers and member of the Executive Committee of Innova, S. de R.L. de C.V. Chairman of the Board of Trustees of Fundacion Kardias, Member of the Board of Trustees of the Mexican Foundation for Health and of the UNAM Foundation. Member of the Board of Trustees of The Paley Center for Media Former Executive Vice President and Chief Financial Officer of Grupo Televisa.

April 1997

Bernardo Gómez Martínez (07/24/67)	Co-Chief Executive Officer and Member of the Executive Committee of Grupo Televisa. Member of the Board and Member of the Executive Committee of Empresas Cablevisión, S.A.B. de C.V.

Member of the Board of Univision, Grupo Axo and Innova, S. de R.L. de C.V. Former Executive Vice President and Deputy Director of the President of Grupo Televisa. Former President of the Mexican Chamber of Television and Radio Broadcasters.

April 1999

Name and Date of Birth	Principal Position	Business Experience	First Appointed

Carlos Ferreiro Rivas (11/19/68)	Corporate Vice President of Finance of Grupo Televisa.

Former Chief Financial Officer of Grupo Televisa’s Cable Division, Former Chief Financial Officer of Sky, Former Chief Financial Officer of GSF Telecom and Alternate Member of the Board and Alternate Member of the Executive Committee of Empresas Cablevision, S.A.B. de C.V and Member of the Board of Innova, S. de R.L. de C.V.

October 2017

José Antonio Lara del Olmo (09/02/70)	Corporate Vice President of Administration of Grupo Televisa.	Former Chief Accounting and Tax Officer of Grupo Televisa, Former Vice President of Taxes of Grupo Televisa and Alternate Member of the Board of Innova, S. de R.L. de C.V.	October 2017

Compensation of Directors and Officers

For the year ended December 31, 2018, we paid our directors, alternate directors and officers for services in all capacities aggregate compensation of approximately Ps.568.3 million (U.S.$28.9 million using the Interbank Rate, as reported by CitiBanamex, as of December 31, 2018). This compensation included certain amounts related to the use of assets and services of the Company, as well as travel expenses reimbursed to directors and officers. See “— Use of Certain Assets and Services” below.

On April 29, 2019, at our general stockholders’ meeting, our stockholders approved a remuneration of U.S.$15,000 to be paid to the members of our Board of Directors, the Secretary of the Board of Directors and the members of the Audit and Corporate Practices Committees, for each meeting of the Board and/or the Audit and Corporate Practices Committees to which they attend (except for Board members traveling from outside of Mexico to attend Board meetings, who will receive U.S.$25,000 for each Board meeting they attend).

As of December 31, 2018, we have made Ps.90.9 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and officers. Projected benefit obligations as of December 31, 2018 were approximately Ps.148.7 million.

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

We have established a deferred compensation plan for certain officers of our Cable Division, which will be payable in the event that certain revenue and EBITDA targets of a five-year plan are met. Such compensation may be payable in 2020 and/or 2021 through a combination of cash and/or stock awards granted under the Long Term Retention Plan. In the event that the established targets in the plan are met, the annual cost during the five years of the deferred compensation plan will amount on average to approximately U.S.$25 million.

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

The CPOs, CPO equivalents and underlying shares that are part of the stock purchase plan will be held by the special purpose trust and will be voted with the majority of the CPOs, CPO equivalents and underlying shares are represented at the relevant meeting until these securities are transferred to Plan Participants or otherwise sold in the open market. In accordance with the stock purchase plan, our President and the technical committee of the special purpose trust have broad discretion to make decisions related to, and amendments to, the stock purchase plan, including the ability to accelerate vesting terms, to modify the purchase price, to grant, release or transfer CPOs and/or CPO equivalents, subject to conditional sale agreements, to Plan Participants in connection with sales for purposes of making the payment of the related purchase price.

Unless modified as referred in the preceding paragraph, the price at which the conditional sales of the CPOs will be made to beneficiaries is based on the lowest of (i) the closing price on March 31 of the year in which the CPOs are awarded, and (ii) the average price of the CPOs during the first three months of the year in which the CPOs are awarded. The resulting price shall be reduced by dividends, a liquidity discount and by the growth of the consolidated or relevant segment Operating Income Before Depreciation and Amortization, or OIBDA, (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

At our annual general ordinary stockholders’ meeting held on April 2, 2013, our stockholders approved that the number of CPOs that may be granted annually under the Long-Term Retention Plan shall be up to 1.5% of the capital of the Company. As of December 31, 2018, approximately 61.7 million CPOs or CPO equivalents that were transferred to Plan Participants were sold in the open market during 2016, 2017 and 2018. Additional sales will continue to take place during or after 2019.

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

Also, as of March 31, 2019, the special purpose trust created to implement the Long-Term Retention Plan owned approximately 163.0 million CPOs or CPO equivalents. This figure is net of approximately 37.0 million, 42.5 million and 34.3 million CPOs or CPO equivalents vested in 2016, 2017 and 2018, respectively. Of such 163.0 million CPOs or CPO equivalents, approximately 71.5% are in the form of CPOs and the remaining 28.5% are in the form of A, B, D and Series “L” Shares. As of March 31, 2019, approximately 96.3 million CPOs or CPO equivalents have been reserved and will become vested between 2019 and 2021 at prices ranging from Ps.52.05 to Ps.90.59 per CPO which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

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

Employees and Labor Relations

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2018:

	Year Ended December 31,
	2016	2017	2018
Total number of employees	42,288	39,988	39,165
Category of activity:
Employees	42,216	39,915	39,098
Executives	72	73	67
Geographic location:
Mexico	41,394	39,733	38,956
Latin America (other than Mexico)	597	157	131
U.S.	287	88	69
Europe	10	10	9

As of December 31, 2016, 2017 and 2018, approximately 37%, 40% and 40% of our employees, respectively, were represented by unions. We believe that our relations with our employees are good. Under Mexican law, the agreements between us and most of our television, radio and cable television union employees are subject to renegotiation on an annual basis in January of each year. We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis.

Item 7.                                 Major Stockholders and Related Party Transactions

The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers and each person who is known by us to own more than 5% of the currently outstanding Series “A” Shares, Series “B” Shares, Series “L” Shares or Series “D” Shares as of April 15, 2019. Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

	Shares Beneficially Owned(1)(2)								Aggregate Percentage of Outstanding
	Series “A” Shares		Series “B” Shares		Series “D” Shares		Series “L” Shares		Shares
Identity of Owner	Number	Percentage of Class	Number	Percentage of Class	Number	Percentage of Class	Number	Percentage of Class	Beneficially Owned

Azcárraga Trust(3)	52,991,825,705	43.4%	67,814,604	0.1%	107,886,870	0.1%	107,886,870	0.1%	14.9%
Harris Associates, L.P(4)	7,518,592,250	6.2%	6,616,361,180	11.4%	10,526,029,150	11.9%	10,526,029,150	11.9%	9.8%
Dodge & Cox (5)	7,316,852,500	6.0%	6,438,830,200	11.1%	10,243,593,500	11.6%	10,243,593,500	11.6%	9.6%
William H. Gates III(6)	5,994,363,375	4.9%	5,275,039,770	9.1%	8,392,108,725	9.5%	8,392,108,725	9.5%	7.9%

(1)                   Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of March 31, 2019. The number of shares issued and outstanding for legal purposes as of March 31, 2019 was 63,252,772,125 Series A Shares, 55,662,439,470 Series B Shares, 88,553,880,975 Series D Shares and 88,553,880,975 Series L Shares, in the form of CPOs, and an additional 58,926,613,375 Series A Shares, 2,357,207,692 Series B Shares, 238,595 Series D Shares and 238,595 Series L Shares not in the form of CPOs. For financial reporting purposes under IFRS only, the number of shares authorized, issued and outstanding as of March 31, 2019 was 60,339,887,800 Series A Shares, 53,099,101,264 Series B Shares, 84,475,842,920 Series D Shares and 84,475,842,920 Series L Shares in the form of CPOs, and an additional 55,848,232,367 Series A Shares, 186,537 Series B Shares, 238,541 Series D Shares and 238,541 Series L Shares not in the form of CPOs. The number of shares authorized, issued and outstanding for financial reporting purposes under IFRS as of March 31, 2019 does not include 116,515,373 CPOs and an additional 3,078,381,008 Series A Shares, 2,357,021,155 Series B Shares, 54 Series D Shares and 54 Series L Shares not in the form of CPOs acquired by the special purpose trust we created to implement our long-term retention plan. See Note 16 to our consolidated year-end financial statements.

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

(3)                   For a description of the Azcárraga Trust, see “— The Major Stockholders” below.

(4)                   Based solely on information included in the report on Schedule 13G/A by Harris Associates L.P. as of February 14, 2019.

(5)                   Based solely on information included in the report on Schedule 13G/A by Dodge & Cox, as of April 10, 2019.

(6)                   Based solely on information included in (i) the Schedule V “Report of participation in the capital stock of issuers” of the Comisión Nacional Bancaria y de Valores, commonly known as the CNBV regulations for issuers as of April 28, 2017 by Cascade Investment, L.L.C. with respect to holdings by Cascade Investment, L.L.C., and (ii) the report on Form 13F filed on February 14, 2019 by the Bill and Melinda Gates Foundation Trust.

The Major Stockholders

The Azcárraga Trust, a trust for the benefit of Emilio Azcárraga Jean, currently holds 43.4% of the outstanding Series “A” Shares, 0.1% of the outstanding Series “B” shares, 0.1% of the outstanding Series “D” Shares and 0.1% of the outstanding Series “L” Shares of the Company. As a result, Emilio Azcárraga Jean currently controls the vote of such shares through the Azcárraga Trust. The Series “A” Shares held through the Azcárraga Trust constitute a majority of the Series “A” Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying Series “A” Shares in accordance with the trust agreement governing the CPOs and the Company’s bylaws. Accordingly, and so long as non-Mexicans own more than a minimal number of Series “A” Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws.

Pursuant to our bylaws, holders of Series “B” Shares are entitled to elect five out of 20 members of our Board of Directors.

Because the Azcárraga Trust only holds a limited number of Series “B” Shares, there can be no assurance that individuals nominated by the Azcárraga Trust appointees will be elected to our Board.

We believe that as of March 31, 2019, approximately 321.1 million of GDSs were held of record by 78 persons with U.S. addresses. Those GDSs represent 32.9% of the outstanding Series “A” Shares, 60.9% of the outstanding Series “B” Shares, 63.5% of the outstanding Series “D” Shares and 63.5% of the outstanding Series “L” Shares of the Company. Before giving effect to the 2004 recapitalization, substantially all of the outstanding Series “A” Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long-Term Retention Plan, as described under “Major Stockholders and Related Party Transactions” and “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan”. For more information regarding our 2004 recapitalization, please refer to our Form 6-K filed with the SEC on March 25, 2004.

Related Party Transactions

Transactions and Arrangements with Univision. We have in the past and on an ongoing basis enter into transactions with Univision in the ordinary course of business. In December 2010, the Company and Univision announced the completion of certain agreements among related parties by which, among other transactions, the Company made an investment in BMP (now known as Univision Holdings, Inc., or UHI) the parent company of Univision, and the PLA between Televisa and Univision was amended and extended through the later of 2025 (or 2030 upon consummation of a qualified public equity offering of UHI by July 1, 2019, pursuant to an amendment of the PLA entered into in 2015) or seven and one-half years after the Company has sold two-thirds of its initial investment in UHI. Univision became a related party to the Company as of December 2010 as a result of these transactions. For a description of our arrangements with Univision, see “Information on the Company — Business Overview — Univision”.

Transactions and Arrangements With Our Directors and Officers. During 2017, we entered into contracts leasing office space directly or indirectly from certain of our directors and officers. These leases have aggregate annual lease payments for 2019 equal to approximately Ps.30 million. We believe that the terms of these leases are comparable to terms that we would have entered into with third parties for similar leases.

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

Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Stockholders

Consulting Services. Instituto de Investigaciones Sociales, S.C., a consulting firm which is controlled by Ariana Azcárraga De Surmont, the sister of Emilio Azcárraga Jean, has from time to time during 2018 provided consulting services and research in connection with the effects of our programming, especially dramas, on our viewing audience. Instituto de Investigaciones Sociales, S.C. provided us with such services in 2018, and we expect to continue these arrangements through 2019.

Loans from CitiBanamex. In March 2011, the Company entered into long-term credit arrangements with CitiBanamex, with maturities between 2018 and 2021 which were prepaid in 2015. These loans were made on terms substantially similar to those offered by CitiBanamex to third parties. Emilio Azcárraga Jean, our Executive

Chairman of the Board, is a member of the Board of CitiBanamex. One of our directors, Roberto Hernández Ramírez, is the Honorary Chairman of the Board of CitiBanamex. Mr. Hernández was also a member of the Board of, and the beneficial owner of less than 1% of the outstanding capital stock of, Citigroup, Inc., the entity that indirectly controls CitiBanamex. For a description of amounts outstanding under, and the terms of, our existing credit facilities with CitiBanamex, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

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

Advertising Services. Several members of our current Board serve as members of the Boards and/or are stockholders of other companies. See “Directors, Senior Management and Employees”. Some of these companies, including CitiBanamex, BBVA Bancomer, FEMSA, Grupo Nacional Provincial, Heineken, Lala and Grupo Axo, among others, purchased advertising services from us in connection with the promotion of their respective products and services from time to time in 2018, and we expect that this will continue to be the case in the future.

Legal and Advisory Services. During 2018, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Ricardo Maldonado Yáñez, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., serves also as Secretary of our Board of Directors and Secretary to the Executive Committee of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services.

Since 2011, we have had agreements with Allen & Company to provide the Company with advisory services related to an investment in the television segment outside of Mexico, and have continued to engage Allen & Company with other advisory services over the past years related to strategic investments of the Company. Two of our directors are directors of Allen & Company as well. These agreements were entered into on an arm’s length basis. We believe that the amounts paid and to be paid under these agreements to Allen & Company are comparable to those paid to third parties for these types of services.

For further information about our related party transactions, see Note 19 to our consolidated year-end financial statements.

Item 8.                                 Financial Information

See “Financial Statements” and pages F-1 through F-70, which are incorporated in this Item 8 by reference.

Item 9.                                 The Offer and Listing

Trading Information

Since December 1993, the GDSs have been traded on the New York Stock Exchange, or NYSE, under the symbol “TV” and the CPOs have been traded on the Mexican Stock Exchange under the symbol “TLEVISACPO”. In September 2007, we removed JPMorgan Chase Bank, N.A. as the depository for the GDSs and appointed The Bank of New York Mellon pursuant to a new deposit agreement.

Trading prices of the CPOs and the GDSs are influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Economic and Political Developments in Mexico May Adversely Affect Our Business”. We believe that as of March 31, 2019, approximately 321.1 million GDSs were held of record by 78 persons with U.S. addresses.

Trading on the Mexican Stock Exchange

Overview

The Mexican Stock Exchange, located in Mexico City, operating continuously since 1907, is one of the two stock exchanges in Mexico. The other stock exchange in Mexico is the Bolsa Institucional de Valores S.A. de C.V., which began operations in July 2018 (the “Institutional Stock Exchange” and together with the Mexican Stock Exchange, the “Stock Exchanges in Mexico”). The Mexican Stock Exchange is organized as a sociedad anónima bursátil de capital variable, or publicly-traded corporation with variable capital. Securities trading on the Mexican Stock Exchange occurs from 8:30 a.m. to 3:00 p.m., Mexico City time, each business day. All trading on the Mexican Stock Exchange is effected electronically. The Mexican Stock Exchange may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer when price fluctuation exceeds certain limits. The Mexican Stock Exchange may also suspend trading in shares of a particular issuer as a result of the disclosure of a material event, or when the changes in the volume traded or share price are not consistent with either the historic performance or information publicly available. The Mexican Stock Exchange may resume trading in the shares when it deems that the material events have been adequately disclosed to public investors or when it deems that the issuer has adequately explained the reasons for the changes in the volume traded or prevailing share price. Under current regulations, in certain cases when the relevant securities are simultaneously traded on a stock exchange outside of Mexico, the Mexican Stock Exchange or the Institutional Stock Exchange, as the case may be, may consider the measures adopted by the other stock exchange in order to suspend and/or resume trading in the issuer’s shares. Furthermore, now that the Institutional Stock Exchange has also begun operations, the suspension of trading of a series of a company’s securities on one exchange will automatically trigger the suspension of its trading on the other exchange.

Settlement is effected in two business days after a share transaction on both Stock Exchanges in Mexico. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange or the Institutional Stock Exchange, including the CPOs, are on deposit with S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V., or Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary and custodian, as well as a settlement, transfer and registration agent for transactions of the Stock Exchanges in Mexico, eliminating the need for physical transfer of securities.

Although the Mexican Securities Market Law provides for the existence of an over-the-counter market, no such market for securities in Mexico has been developed.

Market Regulation and Registration Standards

To offer securities to the public in Mexico, an issuer must meet specific qualitative and quantitative requirements, and generally only securities for which an application for registration in the National Registry of Securities, or NRS, maintained by the CNBV has been approved by the CNBV may be listed on the Mexican Stock Exchange or on the Institutional Stock Exchange. As of this date, we are only listed on the Mexican Stock Exchange, and therefore we must only comply with the CNBV´s and the Mexican Stock Exchange´s rules and regulations for approval. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities or the solvency of the issuer.

The CNBV has also issued general rules, or General CNBV Rules, applicable to issuers and other securities market participants that govern issuers and issuer activity, among other things.

The General CNBV Rules have mandated that the Stock Exchanges in Mexico adopt minimum requirements for issuers to be registered with the CNBV and have their securities listed on the Mexican Stock Exchange or on the Institutional Stock Exchange. Pursuant to the internal rules of the Stock Exchanges in Mexico, in order to be registered, issuers will be required to have, among other things:

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

The Stock Exchanges in Mexico must review annually compliance with the foregoing and other requirements, some of which may be further reviewed on a quarterly or semi-annual basis. The Stock Exchanges in Mexico must inform the CNBV of the results of its review and this information must, in turn, be disclosed to investors. If an issuer fails to comply with any of the foregoing requirements, the Stock Exchange in Mexico on which it is listed will request that the issuer propose a plan to cure the violation. If the issuer fails to propose such plan, if the plan is not satisfactory to the relevant Stock Exchange in Mexico or if the issuer does not make substantial progress with respect to the corrective measures, trading of the relevant series of shares on the relevant Stock Exchange in Mexico will be temporarily suspended until the situation is corrected. In addition, if the issuer fails to propose the plan or ceases to follow such plan once proposed, the CNBV may suspend or cancel the registration of the shares. In such event, the issuer must evidence the mechanisms to protect the rights of public investors and market in general.

Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements as well as various periodic reports with the CNBV and the Stock Exchange in Mexico on which it is listed. Issuers of listed securities must prepare and disclose their financial information by an approved system for each Stock Exchange in Mexico known as Sistema Electrónico de Envío y Difusión de Información or SEDI and to the CNBV through the Sistema de Transferencia de Información sobre Valores, or STIV-2. Immediately upon its receipt, the relevant Stock Exchange in Mexico makes that information available to the public.

The General CNBV Rules and the internal regulations of the Stock Exchanges in Mexico require issuers of listed securities to file through EMISNET for the BMV, through DIV for the Institutional Stock Exchange and through and STIV-2 the information on the occurrence of material events affecting the relevant issuer. Material events include, but are not limited to:

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

If there is unusual price volatility of the securities listed, the issuer would be obliged to immediately inform the CNBV and the corresponding Stock Exchange in Mexico of the causes of such volatility or, if the issuer is unaware of such causes, make a statement to that effect, in order for the corresponding Stock Exchange in Mexico to immediately convey that information to the public. In addition, the corresponding Stock Exchange in Mexico must immediately request that issuers disclose any information relating to relevant material events, when it deems the information currently disclosed to be insufficient, as well as instruct issuers to clarify such information when it deems the information to be confusing. The corresponding Stock Exchange in Mexico may request issuers to confirm or deny any material events that have been disclosed to the public by third parties when it deems that the material event may affect or influence the securities being traded. The corresponding Stock Exchange in Mexico must immediately inform the CNBV of any requests made to issuers. The CNBV may also make any of these requests directly to issuers. An issuer may delay the disclosure of material events under some circumstances, including where the information being offered is not related to transactions that have been completed.

The CNBV and any of the Stock Exchanges in Mexico may suspend the dealing in securities of an issuer:

•                  if the issuer does not adequately disclose a material event; or

•                  upon price or volume volatility or changes in the offer or demand in respect of the relevant securities, which are not consistent with the historic performance of the securities and could not be explained solely by the information made publicly available under the General CNBV Rules.

The Stock Exchanges in Mexico must immediately inform the CNBV and the general public of any such suspension. An issuer may request that the CNBV or the relevant Stock Exchange in Mexico resume trading, provided it demonstrates that the causes triggering the suspension have been resolved and that it is in full compliance with the periodic reporting requirements under the applicable law. If its request has been granted, the corresponding Stock Exchange in Mexico will determine the appropriate mechanism to resume trading in its securities. If trading of an issuer is suspended for more than 20 business days and the issuer is authorized to resume trading without conducting a public offering, the issuer must disclose through EMISNET or DIV, as the case may be, and STIV-2, before trading resumes, a description of the causes that resulted in the suspension and reasons why it is now authorized to resume trading.

Likewise, if the securities of an issuer are traded on any of the Stock Exchanges in Mexico and additionally on a foreign securities market, then that issuer must file with the CNBV and the corresponding Stock Exchange in Mexico on a simultaneous basis the information that it is required to file pursuant to the laws and regulations of the relevant other jurisdiction.

Pursuant to the Mexican Securities Market Law, stockholders of issuers listed on any of the Stock Exchanges in Mexico must disclose any transactions, through or outside of any of the Stock Exchanges in Mexico that result in a 10% or more ownership stake of an issuer’s capital stock. These stockholders must also inform the CNBV of the results of these transactions the day after their completion. See “Additional Information — Mexican Securities Market Law”.

Additionally, related parties of an issuer who increase or decrease their ownership stake, in one or more transactions, by 5% or more, shall disclose such transactions. The Mexican Securities Market Law also requires stockholders holding 10% or more of the capital stock of companies listed in the registry to notify the CNBV of certain ownership changes in shares of the company. Moreover, the CNBV regulations for issuers, require issuers to disclose to the CNBV on an annual basis on or before June 30 of each year: (i) the name and ownership percentage of any Board members and relevant officers that maintain 1% or more of the capital stock of an issuer, (ii) the names and ownership percentage of any other individual or entity that maintains 5% or more of the capital stock of an issuer (regardless of whether such stockholder is an officer or director) and (iii) the names and ownership percentage of the 10 (ten) stockholders with the largest direct ownership stake in an issuer (regardless of the ownership percentage or whether such stockholder is an officer, director, related party or private investor with no relationship to the issuer). Based on the foregoing, Mexican Securities Regulations require that (i) Board members and relevant officers that own 1% or more of the capital stock of an issuer, (ii) any other individual or entity that owns 5% or more of the capital stock of an entity, and (iii) individuals that own 1% of the capital stock of an entity, provide this information to the relevant issuer on or before May 15 of each year.

In addition, in April 2018, the CNBV issued general rules applicable to entities and issuers supervised by the CNBV that use external auditors in connection with the preparation of their basic financial statements (Disposiciones de carácter general aplicables a las entidades y emisoras supervisadas por la Comisión Nacional Bancaria y de Valores que contraten servicios de auditoría externa de estados financieros básicos) (as amended from time to time, the “Mexican Auditors Regulations”). The Mexican Auditors Regulations establish certain rules for external auditors and set forth obligations owed among issuers, their Board of Directors and Audit Committees and the external auditors for their services.

Item 10.                          Additional Information

Mexican Securities Market Law

On December 30, 2005, the Mexican Securities Market Law was enacted and published in the Official Gazette of the Federation. The new Securities Market Law became effective on June 28, 2006 and in some cases allowed an additional period of 180 days (late December 2006) for issuers to incorporate in their bylaws the new corporate governance and other requirements derived from the new law.

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

The LFTR eliminated the restrictions on foreign investment in telecommunications services and satellite communication and increased the maximum permitted foreign-ownership in broadcasting (television and radio) to 49% subject to reciprocity.

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

Enforceability of Civil Liabilities

We are a publicly traded corporation (sociedad anónima bursátil) organized under the laws of Mexico. Substantially all of our directors, executive officers and controlling persons reside outside of the United States, all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside of the U.S. and some of the experts named in this annual report also reside outside of the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortés y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. In the past, Mexican courts have enforced judgments rendered in the U.S. by virtue of the legal principles of reciprocity and comity, consisting of the review in Mexico of the U.S. judgment in order to ascertain whether Mexican legal principles of due process and public policy (orden público) have been complied with, without reviewing the merits of the subject matter of the case. See “Key Information — Risk Factors — Risks Factors Related to Our Securities — It May Be Difficult to Enforce Civil Liabilities Against Us or Our Directors, Executive Officers and Controlling Persons”.

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

Legal Proceedings

On March 5, 2018, a purported stockholder class action lawsuit was filed in the United States District Court for the Southern District of New York alleging securities law violations in connection with allegedly misleading statements and/or omissions in Televisa’s public disclosures. The lawsuit alleges that Televisa and two of its executives failed to disclose alleged involvement in bribery activities relating to certain executives of Fédération Internationale de Football Association (“FIFA”), and wrongfully failed to disclose weaknesses in Televisa’s internal control over its financial reporting as of December 31, 2016. On May 17, 2018, the Court appointed a lead plaintiff for the putative stockholder class. On August 6, 2018, the lead plaintiff filed an amended complaint. Televisa thereupon filed a motion to dismiss the amended complaint. On March 25, 2019, the Court issued a decision denying Televisa’s motion to dismiss, holding that plaintiff’s allegations, if true, were sufficient to support a claim. Televisa believes that the lawsuit, and the material allegations and claims therein, are without merit and intends to vigorously defend against the lawsuit. With regard to plaintiff’s allegations regarding FIFA, outside counsel long previously investigated the circumstances surrounding Televisa’s acquisition of the Latin American media rights for the Canada, Mexico and USA 2026 FIFA World Cup and 2030 FIFA World Cup and uncovered no credible evidence that would form the basis for liability for Televisa or for any executive, employee, agent or subsidiary thereof. In particular, Televisa itself made no payment to any FIFA person and in no way knew of, or condoned, any payment by any third party to any FIFA person. Televisa also notes that no proceedings have been initiated against it by any governmental agency.

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

U.S. Holders that use an accrual method of accounting for U.S. federal income tax purposes generally are required to include certain amounts in income no later than the time such amounts are reflected on certain applicable financial statements. The application of this rule may require the accrual of income earlier than would be the case under the general U.S. federal income tax rules described below, although it is not clear to what types of income this rule applies. U.S. Holders that use an accrual method of accounting for U.S. federal income tax purposes should consult with their tax advisors regarding the potential applicability of this rule to their particular situation.

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

Such capital gains generally will be U.S. source income, unless the gains are subject to Mexican taxation, in which case such gains generally will be treated as arising in Mexico under the U.S.-Mexico Tax Treaty. If capital gains are subject to Mexican taxation under the U.S.-Mexico Tax Treaty, a U.S. Holder generally may elect to treat such gains as foreign source income for U.S. foreign tax credit limitation purposes. However, any such Mexican taxes may not be used to offset U.S. federal income tax on any other item of income, and foreign taxes on any other item of income cannot be used to offset U.S. federal income tax on such gains. U.S. Holders should consult their tax advisors regarding the potential applicability of this rule to their particular situation.

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

When dividends are paid from our previously taxed net earnings account we will not be required to pay any Mexican corporate income tax on the dividends. During 2018, if dividends are not paid from our previously taxed net earnings account we will be required to pay a 30% Mexican corporate income tax (“CIT”) on the grossed-up dividends with the factor 1.4286.

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

The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC. Reports and other information filed by the Company with the SEC are available at the SEC’s website at www.sec.gov. We maintain a website at http://www.televisair.com/en and make all of our annual, quarterly and current reports and other publicly filed information available, free of charge, on or through our website.

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

Risk Management. We are exposed to market risks arising from changes in equity prices, interest rates, foreign currency exchange rates and inflation rates, in both the Mexican and U.S. markets. Our risk management activities are monitored by our Investments, Risk Management and Treasury Committee.

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

In compliance with the procedures and controls established by our Investments, Risk Management and Treasury Committee, in 2016, 2017 and 2018, we entered into certain derivative transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in interest rates, foreign currency exchange rates, and inflation rates. Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility. See Notes 2(v), 4 and 14 to our consolidated year-end financial statements.

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

The net fair value of the interest rate swap was an asset of Ps.25.1 million as of March 31, 2019, Ps.44.5 million as of December 31, 2018 and Ps.35.9 million as of December 31, 2017. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.12.7 million as of March 31, 2019, and Ps.13.7 million as of December 31, 2018. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

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

The net fair value of the interest rate swap was an asset of Ps.4.4 million as of March 31, 2019, Ps.8.3 million as of December 31, 2018 and Ps.22.3 million as of December 31, 2017. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.1.0 million as of March 31, 2019, and Ps.1.1 million as of December 31, 2018. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

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

As of March 31, 2019, the net fair value of the interest rate swap was an asset of Ps.245.5 million, Ps.340.2 million as of December 31, 2018, Ps.345.0 million as of December 31, 2017. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.58.0 million as of March 31, 2019, and Ps.62.4 million as of December 31, 2018. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

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

As of March 31, 2019, the net fair value of the interest rate swap was an asset of Ps.183.3 million, Ps.299.6 million as of December 31, 2018 and Ps.241.6 million as of December 31, 2017. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.70.1 million as of March 31, 2019, and Ps.72.6 million as of December 31, 2018. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During the second half of 2015, in connection with two of TVI’s variable rate bank loans with Santander due 2019 and 2020, TVI entered into interest rate swap agreements on notional amounts of Ps.250.0 million each. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. In September 2016, Televisa entered as a guarantor on the bank loans with Santander, and as a consequence, the interest rate payable decreased 10 bps as of September 2016. These agreements allowed us to fix the coupon payments at an interest rate of 6.3975% and 6.68%, respectively.

The net fair value of the interest rate swap was an asset of Ps.12.5 million as of March 31, 2019, Ps.16.8 million as of December 31, 2018 and Ps.26.0 million as of December 31, 2017. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.1.9 million as of March 31, 2019 and Ps.2.4 million as of December 31, 2018. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During 2017, in connection with all the Senior Notes issued by Televisa in U.S. Dollars, we entered into forward exchange rate agreements on a notional amount of U.S.$239.0 million. These agreements allowed us to fix the exchange rate of coupon payments due in 2018 on an average of Ps.19.71 per U.S.$1.00. During 2018, we entered into forward exchange rate agreements on a notional amount of U.S.$224.0 million. These agreements allowed us to fix the exchange rate of coupon payments due in the 2019 on an average of Ps.19.68 per U.S.$1.00. During the first quarter of 2019, we entered into forward exchange rate agreements on a notional amount of U.S.$67.1 million. These agreements allowed us to fix the exchange rate of coupon payments due in the first quarter of 2020 on an average of Ps.20.21 per U.S.$1.00.

As of March 31, 2019, the notional amount outstanding for these agreements was U.S.$204.1 million that allowed us to fix the exchange rate on an average of Ps.19.95 per U.S.$1.00. The net fair value of the forward exchange rate agreements was an asset of Ps.6.2 million as of March 31, 2019 and an asset of Ps.100.9 million as of December 31, 2018. The potential loss in fair value for such instruments from a hypothetical 3.0% adverse change in market exchange rate would be approximately Ps.114.8 million as of March 31, 2019 and Ps.126.4 million as of December 31, 2018. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

In July 2017, the Company entered into a foreign exchange derivative transaction agreements on a notional amount of U.S.$779.3 million primarily for capital expenditures expected to be made during 2018. These agreements matured on December 17, 2018.

In July 2017, the Company entered into a forward exchange rate agreements for an amount of U.S.$230.4 million, which matured during 2018. During the second half of 2018 and the first quarter of 2019, the Company entered into forward exchange rate agreements on a notional amount of U.S.$738.3 million primarily for capital expenditures expected to be made during 2019 and 2020. As of March 31, 2019 and December 31, 2018, the notional amount outstanding was U.S.$595.0 million and U.S.$491.4 million, respectively, the net fair value of these agreements was a liability of Ps.328.9 million and Ps.100.0 million, respectively. The potential loss in fair value for such instruments from a hypothetical 3.0% adverse change in market exchange rate would be approximately Ps.349.2 million as of March 31, 2019 and Ps.288.0 million as of December 31, 2018. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

In July 2017, Empresas Cablevisión entered into a foreign exchange derivative transaction agreements on a notional amount of U.S.$115.0 million primarily for capital expenditures made during 2018. These agreements matured on December 17, 2018.

In July 2017, TVI entered into a foreign exchange derivative transaction agreements on a notional amount of U.S.$96.3 million primarily for capital expenditures made during 2018. These agreements matured on December 17, 2018.

During the last quarter of 2017, in connection with the variable rate bank loan with HSBC due 2022, the Company entered into interest rate swap agreements on notional amounts of Ps.2,000.0 million. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 8.6275%

The net fair value of the interest rate swap was an asset of Ps.32.1 million as of March 31, 2019, Ps.85.1 million as of December 31, 2018, and Ps. 43.2 million as of December 31, 2017. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.30.9 million as of March 31, 2019 and Ps.32.8 million as of December 31, 2018. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During the last quarter of 2017, in connection with the variable rate bank loan with Santander due 2022, the Company entered into interest rate swap agreements on notional amounts of Ps.1,500.0 million. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 8.6%.

The net fair value of the interest rate swap was an asset of Ps.23.0 million as of March 31, 2019, Ps.63.4 million as of December 31, 2018, and Ps.31.9 million as of December 31, 2017. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.23.6 million as of March 31, 2019 and Ps.24.3 million as of December 31, 2018. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During the last quarter of 2017 and the first quarter of 2018, in connection with the variable rate bank loan with Scotiabank due 2023, the Company entered into interest rate swap agreements on notional amounts of Ps.1,000.0 million and Ps.1,500.0 million respectively. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 9.0485%.

The net fair value of the interest rate swap was an asset of Ps.7.0 million as of March 31, 2019,Ps.76.9 million as of December 31, 2018, and Ps.3.1 million as of December 31, 2017. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.41.9 million as of March 31, 2019 and Ps.42.8 million as of December 31, 2018. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During the second half of 2018 and the first quarter of 2019, Empresas Cablevisión entered into forward exchange rate agreements on a notional amount of U.S.$134.3 million primarily for capital expenditures expected to be made during 2019 and 2020. As of March 31, 2019 and December 31, 2018, the notional amount outstanding was U.S.$108.3 million and U.S.$82.0 million , respectively, the net fair value of these agreements was a liability of Ps.40.9 million, and Ps.10.5 million, respectively. The potential loss in fair value for such instruments from a hypothetical 3.0% adverse change in market exchange rate would be approximately Ps.64.5 million as of March 31, 2019 and Ps.46.7 million as of December 31, 2018. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During the second half of 2018 and the first quarter of 2019, TVI entered into forward exchange rate agreements on a notional amount of U.S. $131.0 million primarily for capital expenditures expected to be made during 2019 and 2020. As of March 31, 2019 and December 31, 2018, the notional amount outstanding was U.S.$111.0 million and U.S.$75.0 million, respectively, the net fair value of these agreements was a liability of Ps.43.7 million and Ps.10.3 million, respectively. The potential loss in fair value for such instruments from a hypothetical 3.0% adverse change in market exchange rate would be approximately Ps.57.1 million as of March 31, 2019 and Ps.43.5 million as of December 31, 2018. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During the second half of 2018 and the first quarter of 2019, Corporación Novavision entered into forward exchange rate agreements on a notional amount of U.S.$88.1 million primarily for capital expenditures expected to be made during 2019 and 2020. As of March 31, 2019 and December 31, 2018, the notional amount outstanding is U.S.$71.5 million and U.S.$38.6, million respectively,the net fair value of these agreements was a liability of Ps.22.5 million and Ps.27.3 million, respectively. The potential loss in fair value for such instruments from a hypothetical 3.0% adverse change in market exchange rate would be approximately Ps.41.8 million as of March 31, 2019 and Ps.22.8 million as of December 31, 2018. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2018 and 2017. These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

December 31, 2018	Carrying value(3)	Fair value(4)	Increase (decrease) of fair value over carrying value	Increase (decrease) of fair value over carrying value assuming a hypothetical 10% increase in fair value
Assets:
Temporary investments (1)	Ps.	31.0	Ps.	31.0	Ps.	—	Ps.	—
Warrants issued by UHI	34,921.5	34,921.5	—	3,492.2
Long-term loan and interest receivable from GTAC	817.6	824.5	6.9	89.4
Open ended fund	7,662.7	7,662.7	—	766.3
Other equity instruments	6,545.6	6,545.6	—	654.6
Other financial assets	72.6	72.6	—	7.3
Derivative financial instruments (2)	1,035.5	1,035.5	—	—
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2025	11,803.8	12,970.4	1,166.6	2,463.6
Senior Notes due 2026	5,901.9	5,849.1	(52.8)	532.2
Senior Notes due 2032	5,901.9	7,405.8	1,503.9	2,244.5
Senior Notes due 2040	11,803.8	12,733.8	930.0	2,203.4
Senior Notes due 2045	19,673.0	17,317.7	(2,355.3)	(623.5)
Senior Notes due 2046	17,705.7	18,202.0	496.3	2,316.5
Peso-denominated debt:
Notes due 2020	10,000.0	9,605.7	(394.3)	566.3
Notes due 2021	6,000.0	5,956.5	(43.5)	552.2
Notes due 2022	5,000.0	4,941.4	(58.6)	435.6
Notes due 2027	4,500.0	4,027.3	(472.7)	(70.0)
Senior Notes due 2037	4,500.0	3,586.1	(914.0)	(555.3)
Senior Notes due 2043	6,500.0	4,319.6	(2,180.4)	(1,748.5)
Long-term notes payable to Mexican Banks	13,834.5	13,551.6	(282.9)	1,072.2
Finance lease obligations	5,317.9	5,121.5	(196.4)	315.7
Other notes payable	2,576.9	2,430.7	(146.2)	96.9
Derivative financial instruments (2)	148.1	148.1	—	—

December 31, 2017	Carrying value(3)	Fair value(4)	Increase (decrease) of fair value over carrying value	Increase (decrease) of fair value over carrying value assuming a hypothetical 10% increase in fair value
Assets:
Temporary investments (1)	Ps.	6,013.7	Ps.	6,013.7	Ps.	—	Ps.	—
Warrants issued by UHI	36,395.2	36,395.2	—	3,639.5
Long-term loan and interest receivable from GTAC	929.5	937.1	7.6	101.3
Other financial instruments	287.6	284.4	(3.2)	25.3
Open ended fund	7,297.6	7,297.6	—	729.8
Derivative financial instruments (2)	2,263.9	2,263.9	—	—
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2025	11,823.1	14,065.8	2,242.7	3,649.3
Senior Notes due 2026	5,911.5	6,278.1	366.6	994.4
Senior Notes due 2032	5,911.5	7,985.9	2,074.4	2,873.0
Senior Notes due 2040	11,823.1	14,583.5	2,760.4	4,218.8
Senior Notes due 2045	19,705.1	20,068.9	363.8	2,370.6
Senior Notes due 2046	17,734.6	21,016.7	3,282.1	5,383.8
Peso-denominated debt:
Notes due 2020	10,000.0	9,702.3	(297.7)	672.5
Notes due 2021	6,000.0	6,090.9	90.9	700.0
Notes due 2022	5,000.0	5,063.3	63.3	569.6
Notes due 2027	4,500.0	4,442.9	(57.1)	387.2
Senior Notes due 2037	4,500.0	4,085.7	(414.3)	(5.7)
Senior Notes due 2043	6,500.0	5,085.9	(1,414.1)	(905.5)
Long-term notes payable to Mexican Banks	14,142.1	13,917.2	(224.9)	1,166.9
Finance lease obligations	5,622.7	5,360.8	(261.9)	274.2
Other notes payables	3,684.1	3,319.4	(364.6)	(32.7)

(1)         At December 31, 2018 and 2017, the Group’s temporary investments consisted of highly liquid securities, including without limitation debt securities and equity instruments held for trading (primarily denominated in Mexican pesos and U.S. dollars). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

(2)         Given the nature and the tenor of these derivatives, an increase of 10% in the interest and/or exchange rates would not be an accurate sensitivity analysis.

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

We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

	Year Ended December 31,
	2018		2017
	(In millions of U.S. Dollars)
U.S. Dollar-denominated and U.S. Dollar-equivalent monetary assets, primarily cash and cash equivalents, and non-current investments in financial instruments(1)	U.S.$	1,362.6	U.S.$	1,485.2
U.S. Dollar-denominated and U.S. Dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, finance lease obligations, and other liabilities(2)(3)	(4,533.6)		(4,411.5)
Net liability position	U.S.$	(3,171.0)	U.S.$	(2,926.3)

(1)               In 2018 and 2017, include U.S. Dollar equivalent amounts of U.S.$68.9 million and U.S.$31.8 million, respectively, related to other foreign currencies, primarily Euros.

(2)               In 2018 and 2017, include U.S. Dollar equivalent amounts of U.S.$15.0 million and U.S.$5.9 million, respectively, related to other foreign currencies, primarily Euros.

(3)               In 2018 and 2017, monetary liabilities included U.S.$2,585.8 million (Ps.50,869.5 million) and U.S.$2,440.3 million (Ps.48,086.9 million), respectively, related to long-term debt designed as a hedging instrument of the Group’s investments in UHI and the initial investment in Open Ended Fund (see Note 13 to our consolidated year-end financial statements).

At December 31, 2018, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.1,151.4 million. At December 31, 2017, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.957.5 million.

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

The Bank of New York Mellon, as depositary, pays us an agreed amount as reimbursement for certain expenses we incur related to our being a publicly-listed entity in the United States, including, but not limited to, internal and out-of-pocket investor relations expenses, corporate finance and accounting expenses, legal expenses, annual NYSE listing fees, Sarbanes-Oxley compliance, travel expenses related to presentations to rating agencies and investors, road show presentations, or any other similar or related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2018, we received a reimbursement of U.S.$2.9 million.

Part II

Item 13.                          Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.                          Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                          Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on the evaluation as of December 31, 2018, our Co-Chief Executive Officers and Principal Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined under

Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to provide reasonable assurance that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Co-Chief Executive Officers and the Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management, including our Co-Chief Executive Officers and Principal Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting and is responsible for the assessment of the effectiveness of internal control over financial reporting as such terms are defined in Rule 13a-15(f) of the Exchange Act.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2018.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

Except for the remediation activities described below, there has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Remediation Plan and Activities

In response to the material weaknesses identified in the previous year, our management, with oversight from our Audit Committee, developed a program to remediate the combination of deficiencies comprising these material weaknesses. None of these weaknesses resulted in improper activities or inaccuracies in or adjustments that affected our previously filed financial statements. Nonetheless, we implemented our remediation program for the material weaknesses affecting our internal control over financial reporting, both at the corporate level and at the business segments on which we identified such weaknesses, including the enhancement and strengthening of existing internal controls, as well as the design and adoption of new compensating internal controls.

The Company strengthened its risk assessment processes and redesigned certain controls in response to the significant error risks detected in the previous year.

The remediation plans were implemented and focused mainly on the design of effective controls over certain information technology controls that are relevant to the preparation of the consolidated financial statements, specifically in:

a) user access controls to segregate tasks and restrict privileged user access to certain financial applications, data and programs to the appropriate personnel of the Company;

b) effective controls over programming changes for certain financial systems, including effective controls to monitor developer access to production and test changes in programs;

c) developing effective controls on segregation of duties within the accounting system, including to control for the ability to gain access to prepare and post journal entries in practically all of the Company’s key accounts without an independent review conducted by someone other than the preparer; and

d) focusing on the maintenance of effective controls to prevent or detect and correct errors related to the recording of customer revenue transactions in our cable companies and content division, and related accounts receivable.

As of the date of this filing, we have already implemented the aforementioned control activities as part of our remediation program, including the enhancement of related existing internal controls, and such control activities have been tested by management as part of its assessment.

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

Item 16.C.              Principal Accountant Fees and Services

PricewaterhouseCoopers, S.C. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2017 and 2016. KPMG Cárdenas Dosal, S.C. acted as our independent registered public accounting firm for the fiscal year ended December 31, 2018.

The chart below sets forth the total amount billed by our independent registered public accounting firms for services performed in the years 2018 and 2017, and breaks down these amounts by category of service(1):

	2018		2017
	(in millions of Pesos)
Audit Fees	Ps.	92.7	Ps.	123.5
Audit-Related Fees	1.2		5.3
Tax Fees	13.5		7.2
Other Fees	2.2		5.3
Total	Ps.	109.6	Ps.	141.3

(1)         On July 10, 2018, we adopted the recommendation of the Audit Committee to engage KPMG Cárdenas Dosal, S.C. as our independent public accountant. They replaced our former independent public accountant, PricewaterhouseCoopers, S.C., and commenced their engagement with the audit of our financial results for the year ended December 31, 2018.

“Audit Fees” are the aggregate fees billed by our Independent Registered Public Accounting Firms for the audit of our consolidated annual financial statements, services related to regulatory financial filings with the SEC and attestation services that are provided in connection with statutory and regulatory filings or engagements.

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

We have procedures for the review and pre-approval of any services performed by KPMG Cárdenas Dosal, S.C. or, prior to July 10, 2018, PricewaterhouseCoopers, S.C. The procedures require that all proposed engagements of KPMG Cárdenas Dosal, S.C. or, prior to July 10, 2018, PricewaterhouseCoopers, S.C., for audit and non-audit services are submitted to the Board of Directors for approval, with the favorable opinion of the audit committee, prior to the beginning of any such services.

Audit Committee Pre-approval Policies and Procedures

Our audit committee is responsible, among other things, for the oversight of our external auditors. On the other hand, our Board of Directors, with the support of our audit committee, is responsible, among other things, for the appointment and compensation of our external auditors. All services other than the audit related services must receive a specific approval from our Board of Directors, with the favorable opinion of the audit committee. Our external auditor periodically provides a report to our audit committee in order for our audit committee to review the services that our external auditor is providing, as well as the status and cost of those services.

During 2018, KPMG, with the prior approval by our Board of Directors and the favorable opinion of our audit committee, rendered additional services in our favor and in favor of certain of our subsidiaries consisting on the analysis of transfer prices, tax consulting regarding the sale of certain assets, tax consulting and advisory services, accounting advisory services for a financial instrument, and social security and local contributions related services, which were for concepts other than the audit of our Financial Statements. KPMG billed us for such services an amount of Ps.$15.7 million, which represents 14% of the total amounts that KPMG billed us for on services rendered in 2018.

Item 16.D.              Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.              Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth, for the periods indicated, information regarding purchases of any of our equity securities registered pursuant to Section 12 of the Exchange Act made by us or on our behalf or by or on behalf of any affiliated purchaser (as that term is defined in Rule 10b-18(a)(3) under the Exchange Act):

Purchases of Equity Securities by the Company

Purchase Date	Total Number of CPOs Purchased	Average Price Paid per CPO(1)	Total Number of CPOs Purchased as part of Publicly Announced Plans or Programs(2)	Maximum Number (or Appropriate Peso Value) of CPOs that May Yet Be Purchased Under the Plans or Programs(2)
January 1 to January 31	100,000	Ps.	75.2959	270,407,300	Ps.	19,608,662,699
February 1 to February 28	—	0.0000	270,407,300	19,608,662,699
March 1 to March 31	9,750,000	56.8725	280,157,300	19,054,155,569
April 1 to April 30	15,600,000	62.7656	295,757,300	20,000,000,000
May 1 to May 31	—	0.0000	295,757,300	20,000,000,000
June 1 to June 30	—	0.0000	295,757,300	20,000,000,000
July 1 to July 31	—	0.0000	295,757,300	20,000,000,000
August 1 to August 31	—	0.0000	295,757,300	20,000,000,000
September 1 to September 30	—	0.0000	295,757,300	20,000,000,000
October 1 to October 31	—	0.0000	295,757,300	20,000,000,000
November 1 to November 30	—	0.0000	295,757,300	20,000,000,000
December 1 to December 31	—	0.0000	295,757,300	20,000,000,000
Total	25,450,000	Ps.	60.5572

(1)               The values have not been restated in constant Pesos and therefore represent nominal historical figures.

(2)               Our share repurchase program was announced in September 2002 and does not have an expiration date. On November 13, 2017, we announced our intention to reactivate our share repurchase program. Accordingly, we may, from time to time, at management’s discretion, seek to acquire shares of the Company’s common stock subject to legal, market and other businesss conditions at the time of purchase. The total amount of our share repurchase program is currently limited to Ps.20,000,000,000, as updated in accordance with a resolution that our stockholders approved in a general meeting of our stockholders held on April 29, 2019.

Purchases of Equity Securities by Special Purpose Trust
Formed in Connection with Long-Term Retention Plan(1)

Purchase Date	Total Number of CPOs Purchased(2)	Average Price Paid per CPO(3)	Total Number of CPOs Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate Peso Value) of CPOs that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	10,117,137	Ps.	74.9797	263,159,227
February 1 to February 28	3,000,000	67.4468	266,159,227
March 1 to March 31	6,000,000	62.8715	272,159,227
April 1 to April 30	0	0	272,159,227
May 1 to May 31	2,500,000	69.9421	274,659,227
June 1 to June 30	0	0	274,659,227
July 1 to July 31	502,187	78.2174	275,161,414
August 1 to August 31	1,240,000	69.9595	276,401,414
September 1 to September 30	1,757,464	69.2526	278,158,878
October 1 to October 31	3,000,000	59.1570	281,158,878
November 1 to November 30	9,539,600	59.4251	290,698,478
December 1 to December 31	5,310,000	52.6176	296,008,478
Total	42,966,388	Ps.	64.8066

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

Item 16.F.               Change in Registrant’s Certifying Accountant

On July 5, 2018, the Audit Committee recommended the termination of the engagement of PricewaterhouseCoopers, S.C. (“PwC”) as the Company’s independent registered public accounting firm, and to engage KPMG Cárdenas Dosal, S.C. (“KPMG”) as the independent public accountant, starting with the review of the Company’s financial results for the year ended December 31, 2018. The Board of Directors approved this recommendation on July 10, 2018, taking into account best corporate practices.

PwC’s audit reports on our consolidated financial statements as of December 31, 2017 and December 31, 2016 and, for each of the years ended December 31, 2017 and December 31, 2016 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. For the years ended December 31, 2017 and 2016 and the subsequent interim period through July 10, 2018, there were (i) no disagreements within the meaning of Item 16F (a)(1)(iv) and the related instructions of Form 20-F between the Company and PwC on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference thereto in their reports, and (ii) no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F, except as described below with respect to internal control over financial reporting. As previously disclosed in the Company’s Annual Reports on Form 20-F for the fiscal years ended December 31, 2016 and December 31, 2017, material weaknesses existed in the Company’s internal control over financial reporting at December 31, 2016 and December 31, 2017 because it did not appropriately design, maintain or monitor certain controls in response to the risk of material misstatement, including controls over certain information technology controls, did not design and maintain effective controls over segregation of duties within the accounting systems, including review and approval of manual journal entries, and had ineffective controls with respect to the accounting for certain revenue and the related accounts receivable at certain divisions.

These matters were subject to discussion between the Audit Committee and PwC and we have authorized PwC to respond fully to the inquiries of KPMG concerning this matter.

We provided PwC with a copy of the disclosures under this Item 16F and requested from PwC a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of PwC’s letter dated April 30, 2019 is attached as Exhibit 15.1.

During each of the years ended December 31, 2017 and 2016 and the subsequent interim period through July 10, 2018, neither we nor anyone on behalf of us consulted KPMG regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

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

The Mexican Securities Law requires that listed companies must have a corporate practices committee. The corporate practices committee of publicly traded corporations (sociedades anónimas bursátiles) which are controlled by a person or group of persons that own 50% (fifty percent) or more of the capital stock of a company, must be composed of a majority of independent members. Otherwise, the Chairman and all the members must be independent.

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

Listed companies must have an audit committee with a minimum of three members and must be independent.	The Mexican Securities Market Law requires that listed companies must have an audit committee. The Chairman and the members must be independent.

Non-management directors must meet at regularly scheduled executive sessions without management.	Our non-management directors are not required to meet at executive sessions. The Mexican Code of Best Corporate Practices does not expressly recommend executive sessions.

Listed companies must require shareholder approval for equity compensation plans, subject to limited exemptions.	Companies listed on the Mexican Stock Exchange are required to obtain shareholder approval for equity compensation plans, provided that such plans are subject to certain conditions.

Listed companies must adopt and disclose a code of business conduct and ethics for	Companies listed on the Mexican Stock Exchange are not required to adopt a code of ethics. However, we have adopted a code of

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
2.6

— Ninth Supplemental Indenture relating to the 6.625% Senior Notes due 2025 between Registrant, as Issuer, The Bank of New York and Dexia Banque Internationale à Luxembourg, dated September 6, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) and incorporated herein by reference).

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

8.1	— List of Subsidiaries of Registrant.
12.1	— Co-CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2019.
12.2	— Co-CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2019.
12.3	— Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2019.
13.1	— Co-CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2019.
13.2	— Co-CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2019.
13.3	— Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2019.
15.1	— Letter dated April 30, 2019 from PricewaterhouseCoopers, S.C. pertaining to Item 16F
23.1	— Consent of KPMG Cárdenas Dosal, S.C.
23.2	— Consent of PricewaterhouseCoopers, S.C.

Exhibit Number	Description of Exhibits
101

— The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position as of  December 31, 2018 and 2017; (ii) Consolidated Statements of Income for the Years  Ended December 31, 2018, 2017 and 2016; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2018, 2017 and 2016; (iv) Consolidated Statements of Changes in Equity for the Years ended December 31, 2018, 2017 and 2016; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016; and (vi)  Notes to Consolidated Financial Statements for the Years Ended December 31, 2018, 2017 and 2016.

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

GRUPO TELEVISA, S.A.B.

	By:	/s/ Carlos Ferreiro Rivas
		Name:	Carlos Ferreiro Rivas
		Title:	Corporate Vice President of Finance

	By:	/s/ José Antonio Lara Del Olmo
		Name:	José Antonio Lara Del Olmo
		Title:	Corporate Vice President of Administration

Date: April 30, 2019

GRUPO TELEVISA, S. A. B. AND SUBSIDIARIES

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2018 AND 2017

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Grupo Televisa, S.A.B. :

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Grupo Televisa, S.A.B. and subsidiaries (the “Group”) as of December 31, 2018, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2019 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting,

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG Cárdenas Dosal S.C.

KPMG Cárdenas Dosal S.C.

We have served as the Group’s auditor since 2018.

Mexico City, Mexico
April 30, 2019

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Grupo Televisa, S.A.B.

Opinion on Internal Control Over Financial Reporting

We have audited Grupo Televisa S.A.B. and subsidiaries (“the Group”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Group as of December 31, 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated April 30 2019, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG Cárdenas Dosal S.C.

KPMG Cárdenas Dosal, S.C.

Mexico City, Mexico
April 30, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Grupo Televisa, S. A. B.:

Opinion on the Financial Statements

We have audited the consolidated statement of financial position of Grupo Televisa, S. A. B. and its subsidiaries (the “Company”) as of December 31, 2017, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers, S. C.

/s/ C.P.C. Claudia Stela Guzmán Reyes

Audit Partner

Mexico City

April 30, 2018

We served as the Company’s auditor from 1993 to 2018.

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

Notes	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	6	Ps.	32,068,291	Ps.	38,734,949
Temporary investments	6	30,992	6,013,678
Trade notes and accounts receivable, net	7	19,748,850	24,727,073
Other accounts and notes receivable, net	6,376,614	4,944,026
Derivative financial instruments	14	115,679	1,515,041
Due from related parties	19	1,078,327	860,220
Transmission rights and programming	8	7,785,723	5,890,866
Inventories	1,026,428	1,492,947
Contract costs	27	1,142,956	—
Other current assets	2,679,008	2,865,903
Total current assets	72,052,868	87,044,703

Non-current assets:
Derivative financial instruments	14	919,843	748,833
Transmission rights and programming	8	9,229,815	8,158,521
Investments in financial instruments	9	49,203,430	43,996,852
Investments in associates and joint ventures	10	10,546,728	14,110,752
Property, plant and equipment, net	11	87,342,530	85,719,810
Intangible assets and goodwill, net	12	43,063,516	35,886,434
Deferred income tax assets	23	22,181,779	21,355,044
Contract costs	27	2,227,703	—
Other assets	402,381	199,152
Total non-current assets	225,117,725	210,175,398
Total assets	Ps.	297,170,593	Ps.	297,220,101

The accompanying notes are an integral part of these consolidated financial statements.

	Notes	2018		2017
LIABILITIES
Current liabilities:
Current portion of long-term debt and interest payable	13	Ps.	2,108,371	Ps.	2,103,870
Current portion of finance lease obligations	13	651,832		580,884
Current portion of other notes payable	13	1,288,437		1,178,435
Derivative financial instruments	14	148,061		—
Trade accounts payable and accrued expenses		22,029,548		19,959,795
Customer deposits and advances		13,637,580		18,798,347
Income taxes payable	23	3,054,790		2,524,349
Other taxes payable		1,280,334		1,172,496
Employee benefits		1,067,245		963,377
Due to related parties	19	714,450		991,469
Other current liabilities		2,550,795		2,491,795
Total current liabilities		48,531,443		50,764,817

Non-current liabilities:
Long-term debt, net of current portion	13	120,983,615		121,993,128
Finance lease obligations, net of current portion	13	4,666,112		5,041,890
Other notes payable, net of current portion	13	1,288,437		2,505,625
Income taxes payable	23	3,141,394		4,730,620
Deferred income tax liabilities	23	8,390,522		9,037,513
Post-employment benefits	15	962,497		716,095
Other long-term liabilities		4,675,882		2,773,499
Total non-current liabilities		144,108,459		146,798,370
Total liabilities		192,639,902		197,563,187

EQUITY
Capital stock	16	4,907,765		4,978,126
Additional paid-in-capital		15,889,819		15,889,819
Retained earnings	17	78,510,909		74,983,656
Accumulated other comprehensive income, net	17	4,427,487		4,599,147
Shares repurchased	16	(14,219,060)		(14,788,984)
Equity attributable to stockholders of the Company		89,516,920		85,661,764
Non-controlling interests	18	15,013,771		13,995,150
Total equity		104,530,691		99,656,914
Total liabilities and equity		Ps.	297,170,593	Ps.	297,220,101

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Mexican pesos, except per CPO amounts)

(Notes 1, 2 and 3)

	Notes	2018		2017		2016
Net sales	25	Ps.	101,282,333	Ps.	94,274,235	Ps.	96,287,363
Cost of sales	20	57,839,268		53,534,553		52,377,790
Selling expenses	20	11,023,466		10,554,113		10,900,695
Administrative expenses	20	13,729,325		13,556,033		13,273,397
Income before other expense	25	18,690,274		16,629,536		19,735,481
Other income (expense), net	21	1,562,284		(2,386,334)		(3,137,384)
Operating income		20,252,558		14,243,202		16,598,097
Finance expense	22	(10,566,966)		(9,245,671)		(11,031,585)
Finance income	22	1,787,249		3,940,838		1,499,473
Finance expense, net		(8,779,717)		(5,304,833)		(9,532,112)
Share of income of associates and joint ventures, net	10	532,933		1,913,273		1,139,604
Income before income taxes		12,005,774		10,851,642		8,205,589
Income taxes	23	4,390,504		4,274,120		2,872,235
Net income		Ps.	7,615,270	Ps.	6,577,522	Ps.	5,333,354

Net income attributable to:
Stockholders of the Company		Ps.	6,009,414	Ps.	4,524,496	Ps.	3,721,406
Non-controlling interests	18	1,605,856		2,053,026		1,611,948
Net income		Ps.	7,615,270	Ps.	6,577,522	Ps.	5,333,354
Basic earnings per CPO attributable to stockholders of the Company	24	Ps.	2.07	Ps.	1.54	Ps.	1.28
Diluted earnings per CPO attributable to stockholders of the Company	24	Ps.	1.96	Ps.	1.46	Ps.	1.20

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	Notes	2018		2017		2016
Net income		Ps.	7,615,270	Ps.	6,577,522	Ps.	5,333,354
Other comprehensive (loss) income:
Items that will not be reclassified to income:
Remeasurement of post-employment benefit obligations	15	(97,086)		(283,106)		(255,713)
Warrants issued by UHI, net of hedge	9	(1,347,698)		(280,447)		(3,635,399)
Open Ended Fund, net of hedge	9	215,957		1,008,675		(32,379)
Other equity instruments	9	603,766		—		—
Items that may be subsequently reclassified to income:
Exchange differences on translating foreign operations		(859,032)		334,097		767,165
Cash flow hedges		174,532		231,758		789,208
Other financial assets	9	(111)		—		—
Share of other comprehensive loss of associates and joint ventures	10	(47,313)		(60,340)		(42,832)
Other comprehensive (loss) income before income taxes		(1,356,985)		950,637		(2,409,950)
Income tax benefit (expense)	23	336,102		(366,036)		1,220,400
Other comprehensive (loss) income		(1,020,883)		584,601		(1,189,550)
Total comprehensive income		Ps.	6,594,387	Ps.	7,162,123	Ps.	4,143,804

Total comprehensive income attributable to:
Stockholders of the Company		Ps.	5,009,822	Ps.	5,161,859	Ps.	2,425,636
Non-controlling interests	18	1,584,565		2,000,264		1,718,168
Total comprehensive income		Ps.	6,594,387	Ps.	7,162,123	Ps.	4,143,804

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

Accumulated
Other	Equity
Capital Stock	Retained	Comprehensive	Shares	Attributable to	Non-controlling
Issued	Additional	Earnings	Income	Repurchased	Stockholders of	Interests
(Note 16)	Paid-in Capital	(Note 17)	(Note 17)	(Note 16)	the Company	(Note 18)	Total Equity
Balance at January 1, 2016	Ps.	4,978,126	Ps.	15,889,819	Ps.	73,139,684	Ps.	5,257,554	Ps.	(11,882,248)	Ps.	87,382,935	Ps.	12,138,842	Ps.	99,521,777
Acquisition of non-controlling interests in TVI (see Note 3)	—	—	(6,324,997)	—	—	(6,324,997)	(804,427)	(7,129,424)
Dividends	—	—	(1,084,192)	—	—	(1,084,192)	(560,417)	(1,644,609)
Shares repurchased	—	—	—	—	(1,720,807)	(1,720,807)	—	(1,720,807)
Sale of shares	—	—	(448,766)	—	2,169,573	1,720,807	—	1,720,807
Stock-based compensation	—	—	1,392,534	—	—	1,392,534	—	1,392,534
Other adjustments to non-controlling interests	—	—	—	—	—	—	318	318
Comprehensive income	—	—	3,721,406	(1,295,770)	—	2,425,636	1,718,168	4,143,804
Balance at December 31, 2016	4,978,126	15,889,819	70,395,669	3,961,784	(11,433,482)	83,791,916	12,492,484	96,284,400
Funding for acquisition of shares under the Long-term Retention Plan	—	—	—	—	(2,500,000)	(2,500,000)	—	(2,500,000)
Dividends	—	—	(1,084,192)	—	—	(1,084,192)	(497,617)	(1,581,809)
Repurchase of CPOs	—	—	—	—	(383,808)	(383,808)	—	(383,808)
Other costs for sale of shares	—	—	—	—	(792,348)	(792,348)	—	(792,348)
Shares repurchased	—	—	—	—	(2,301,918)	(2,301,918)	—	(2,301,918)
Sale of shares	—	—	(320,654)	—	2,622,572	2,301,918	—	2,301,918
Stock-based compensation	—	—	1,468,337	—	—	1,468,337	—	1,468,337
Other adjustments to non-controlling interests	—	—	—	—	—	—	19	19
Comprehensive income	—	—	4,524,496	637,363	—	5,161,859	2,000,264	7,162,123
Balance at December 31, 2017	4,978,126	15,889,819	74,983,656	4,599,147	(14,788,984)	85,661,764	13,995,150	99,656,914
Cumulative adjustment for adoption of IFRS 9-Expected credit losses (see Note 27)	—	—	(167,028)	—	—	(167,028)	(35,436)	(202,464)
Cumulative adjustment for adoption of IFRS 9-New classification of Financial instruments (see Note 27)	—	—	(827,932)	827,932	—	—	—	—
Cumulative adjustment for adoption of IFRS15 (see Note 27)	—	—	1,599,452	—	—	1,599,452	785,203	2,384,655
Funding for acquisition of shares under the Long-term Retention Plan	—	—	—	—	(1,100,000)	(1,100,000)	—	(1,100,000)
Acquisition of non-controlling interests	—	—	(183,041)	—	—	(183,041)	(39,149)	(222,190)
Dividends	—	—	(1,068,868)	—	—	(1,068,868)	(1,276,562)	(2,345,430)
Share cancellation	(70,361)	—	(2,694,201)	—	2,764,562	—	—	—
Repurchase of CPOs	—	—	—	—	(1,541,180)	(1,541,180)	—	(1,541,180)
Shares repurchased	—	—	—	—	(1,954,312)	(1,954,312)	—	(1,954,312)
Sale of shares	—	—	(446,542)	—	2,400,854	1,954,312	—	1,954,312
Stock-based compensation	—	—	1,305,999	—	—	1,305,999	—	1,305,999
Comprehensive income	—	—	6,009,414	(999,592)	—	5,009,822	1,584,565	6,594,387
Balance at December 31, 2018	Ps.	4,907,765	Ps.	15,889,819	Ps.	78,510,909	Ps.	4,427,487	Ps.	(14,219,060)	Ps.	89,516,920	Ps.	15,013,771	Ps.	104,530,691

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

2018	2017	2016
Operating Activities:
Income before income taxes	Ps.	12,005,774	Ps.	10,851,642	Ps.	8,205,589
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Share of income of associates and joint ventures	(532,933)	(1,913,273)	(1,139,604)
Depreciation and amortization	19,834,202	18,536,274	16,979,833
Other amortization of assets	444,679	504,674	352,654
Impairment of long-lived assets	135,750	89,597	6,851
Loss on disposition of property and equipment	912,317	947,699	1,448,295
Loss on disposition of other intangible assets	—	280,013	—
Impairment loss on trade notes and accounts receivable, and other receivables	1,479,511	1,245,334	1,985,445
Post-employment benefits	171,156	158,905	(53,344)
Interest income	(120,134)	(885,516)	(458,528)
Share-based compensation expense	1,327,549	1,489,884	1,410,492
Expense on Senior Notes prepayment	—	158,496	—
Provision for related party transactions	251,787	308,814	340,202
Other finance loss (income), net	859,642	(903,204)	43,370
(Gain) loss on disposition of investments	(3,553,463)	295,194	312
Interest expense	9,707,324	9,087,175	8,497,919
Unrealized foreign exchange (gain) loss, net	(318,087)	(2,396,317)	6,707,831
42,605,074	37,855,391	44,327,317
Decrease (increase) in trade notes and accounts receivable	3,483,695	(1,064,810)	(4,649,477)
(Increase) decrease in transmission rights and programming	(2,968,579)	478,565	163,014
(Increase) decrease in due from related parties, net	(555,418)	135,730	(432,736)
Decrease (increase) in inventories	444,790	360,563	(262,016)
(Increase) decrease in other accounts and notes receivable and other current assets	(1,144,721)	47,406	(914,527)
Increase (decrease) in trade accounts payable and accrued expenses	2,087,404	(2,696,279)	5,255,698
(Decrease) increase in customer deposits and advances	(5,176,499)	(2,878,358)	688,097
Increase (decrease) in other liabilities and taxes payable	1,579,450	(385,451)	(204,722)
Increase (decrease) in post-employment benefits	82,070	(333,026)	(44,819)
Income taxes paid	(6,722,770)	(6,419,995)	(7,268,938)
(8,890,578)	(12,755,655)	(7,670,426)
Net cash provided by operating activities	33,714,496	25,099,736	36,656,891
Investing activities:
Temporary investments	40,186	271,839	254,437
Investments in financial instruments	(72,723)	(262,401)	(302,631)
Disposition of investments in financial instruments	287,605	310,629	74,086
Investment in associates and other investments	209,775	(147,110)	(231,004)
Disposition of investment	95,161	(14,357)	—
Dividends received	—	136,000	47,200
Acquisition of net assets of Axtel, net of acquired cash and cash equivalents	(5,465,872)	—	—
Disposition of investment in Imagina	6,256,874	—	—
Investments in property, plant and equipment	(18,499,662)	(16,759,566)	(27,941,585)
Disposition of property, plant and equipment	1,024,702	911,471	1,571,211
Payment for renewal of television broadcasting concessions	(5,754,038)	—	—
Other investments in intangible assets	(2,020,243)	(1,777,590)	(2,472,124)
Net cash used in investing activities	(23,898,235)	(17,331,085)	(29,000,410)
Financing activities:
Long-term loans from Mexican banks	—	5,973,000	5,728,498
Issuance of Notes due 2027	—	4,476,958	—
Repayment of Mexican peso debt	(307,489)	(851,659)	(73,850)
Prepayment of Mexican peso debt	—	(625,000)	(3,548,750)
Prepayment of Senior Notes due 2018	—	(9,775,996)	—
Payments of finance lease obligations	(540,448)	(569,711)	(329,064)
Repayment and prepayment of other notes payable	(1,184,020)	(1,292,438)	—
Interest paid	(10,129,304)	(8,860,881)	(7,633,026)
Funding for acquisition of shares of the Long-term Retention Plan	(1,100,000)	(2,500,000)	—
Repurchases of CPOs under a share repurchase program	(1,541,180)	(383,808)	—
Repurchase of capital stock	(1,954,312)	(2,301,918)	(1,720,807)
Sale of capital stock	1,954,312	2,301,918	1,720,807
Dividends paid	(1,068,868)	(1,084,192)	(1,084,192)
Dividends paid and reduction of capital of non-controlling interests	(1,270,652)	(488,961)	(547,618)
Acquisition of non-controlling interests	(54,256)	—	(2,379,424)
Derivative financial instruments	691,303	(486,650)	(123,486)
Net cash used in financing activities	(16,504,914)	(16,469,338)	(9,990,912)
Effect of exchange rate changes on cash and cash equivalents	21,995	(110,447)	483,388
Net decrease in cash and cash equivalents	(6,666,658)	(8,811,134)	(1,851,043)
Cash and cash equivalents at beginning of year	38,734,949	47,546,083	49,397,126
Cash and cash equivalents at end of year	Ps.	32,068,291	Ps.	38,734,949	Ps.	47,546,083

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

For the Years Ended December 31, 2018, 2017 and 2016

(In thousands of Mexican pesos, except per CPO, per share and exchange rate amounts, unless otherwise indicated)

1.              Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210, Mexico City, Mexico.

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

(a)         Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2018 and 2017, and for the years ended December 31, 2018, 2017 and 2016, are presented in accordance with International Financial Reporting Standards (“IFRS Standards”) as issued by the International Accounting Standards Board (“IASB”). IFRS Standards comprise: (i) IFRS Standards; (ii) International Accounting Standards (“IAS Standards”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of temporary investments, derivative financial instruments, financial assets, equity financial instruments, plan assets of post-employment benefits and share-based payments, as described below.

The preparation of consolidated financial statements in conformity with IFRS Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

These consolidated financial statements were authorized for issuance on April 4, 2019, and for the matters discussed in Note 28, on April 29, 2019, by the Group’s Principal Financial Officer.

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

Changes in Ownership Interests in Subsidiaries without Change of Control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Loss of Control of a Subsidiary

When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with chages in other comprehesive income or loss.

At December 31, 2018, 2017 and 2016, the main direct and indirect subsidiaries of the Company were as follows:

Entity	Company’s Ownership Interest (1)	Business Segment (2)
Grupo Telesistema, S.A. de C.V. and subsidiaries	100%	Content and Other Businesses
Televisa, S.A. de C.V. (“Televisa”) (3)	100%	Content
G.Televisa-D, S.A. de C.V. (3)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (4)	100%	Content
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (5)	58.7%	Sky
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (6)	100%	Cable and Sky
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (7)	51%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (8)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (9)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (10)	66.1%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (11)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (12)	100%	Cable
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) and subsidiaries (13)	50%	Other Businesses
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (14)	100%	Other Businesses

(1) Percentage of equity interest directly or indirectly held by the Company.

(2) See Note 25 for a description of each of the Group’s business segments.

(3) Televisa and G.Televisa-D, S.A. de C.V., are direct subsidiaries of Grupo Telesistema, S.A. de C.V.

(4) Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are wholly-owned subsidiaries of the Company through which it owns shares of the capital stock of UHI and maintains an investment in warrants that are exercisable for shares of common stock of UHI. As of December 31, 2018 and 2017, Multimedia Telecom and Tieren have investments representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock and share warrants issued by UHI (see Notes 9, 10 and 19).

(5) Innova is an indirect majority-owned subsidiary of the Company and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.

(6) CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova. In September 2016, Factum Más Telecom, S.A. de C.V., a former direct subsidiary of the Company and the former parent company of Sky DTH, Innova Holdings and Innova, was merged into CVQ. At the consolidated level, this merger had no effect (see Note 3).

(7) Empresas Cablevisión, S.A.B. de C.V., is a direct majority-owned subsidiary of CVQ.

(8) Some Cablemás subsidiaries are directly owned by CVQ and some other Cablemás subsidiaries are indirectly owned by CVQ. In June 2016, three former Cablecom subsidiaries were merged into a Cablemás subsidiary. At the consolidated level, the mergers had no effect.

(9) Televisión Internacional, S.A. de C.V., is a direct subsidiary of CVQ. Through February 2016, the Company had a 50% ownership interest in TVI, and consolidated this subsidiary because it appointed the majority of the members of the Board of Directors of TVI. In March 2016, the Company acquired the remaining 50% non-controlling interest in TVI (see Note 3).

(10) Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

(11) Through the third quarter of 2016, Grupo Cable TV, S.A. de C.V. (“Grupo Cable TV”), was an indirect subsidiary of CVQ. In June 2016, three former subsidiaries of Grupo Cable TV were merged into a Cablemás subsidiary. In the fourth quarter of 2016, Grupo Cable TV merged into Arretis, S.A.P.I. de C.V., a direct subsidiary of CVQ. At the consolidated level, the mergers had no effect.

(12) The Telecable subsidiaries are directly owned by CVQ.

(13) Radiópolis is a direct subsidiary of the Company. The Company controls Radiópolis as it has the right to appoint the majority of the members of the Board of Directors of Radiópolis.

(14) Villacezán is an indirect subsidiary of Grupo Telesistema, S.A. de C.V.

The Group’s Content, Sky and Cable segments, as well as the Group’s Radio business, which is reported in the Other Businesses segment, require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).

Renewal of concessions for the Content segment (Broadcasting) and the Radio business require, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.

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

The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

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

The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

At December 31, 2018, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Content (broadcasting concessions) (1)	In 2021 and the relevant renewals start in 2022 ending in 2042
Sky (2)	Various from 2020 to 2027
Cable	Various from 2020 to 2046
Other Businesses:
Radio (3)	Various from 2019 to 2039
Gaming	In 2030

(1) In November 2018, the IFT approved the renewal of the Group’s broadcasting concessions for all of its television stations in Mexico, for a term of 20 years after the existing expiration date in 2021. In November 2018, the Group paid in cash for such renewal an aggregate amount of Ps.5,754,543, which includes a payment of Ps.1,194 for administrative expenses and recognized this cost as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Note 12).

(2) Sky made timely requests to renew its concessions in Panama and Honduras during 2018.

(3) The costs paid by the Group for renewal of certain Radio concessions in 2017 and 2016 amounted to an aggregate of Ps.37,848 and Ps.111,636, respectively. In addition, IFT granted in 2017 two new concessions to the Group in Ensenada and Puerto Vallarta. The cost paid by the Group for obtaining these concessions amounted to an aggregate of Ps.85,486. The Group recognized the amounts for renewal and obtaining these concessions as intangible assets in its consolidated statement of financial position, and are amortized in a period of 20 years by using the straight-line method (see Note 12).

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

The Group’s investments in associates include an equity interest in UHI represented by approximately 10% of the outstanding total shares of UHI as of December 31, 2018 and 2017 (see Notes 3, 9 and 10).

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

(d)         Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s chief executive officers (“chief operating decision makers”) who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.

(e)          Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and reporting currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.

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

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of common stock of UHI (hedged item), which amounted to U.S.$421.2 million (Ps.8,285,286) and U.S.$413.3 million (Ps.8,144,843) as of December 31, 2018 and 2017, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to: (i) its investment in warrants exercisable for common stock of UHI and (ii) its initial investment in Open Ended Fund until March 31, 2018, and its entire investment in Open Ended Fund beginning in the second quarter of 2018 (hedged items), which amounted to Ps.34,921,530 (U.S.$1,775.1 million) and Ps.7,662,726 (U.S.$389.5 million), respectively, as of December 31, 2018, and Ps.36,395,183 (U.S.$1,847.0 million) and Ps.3,546,918 (U.S.$180.0 million), respectively, as of December 31, 2017. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of these investments in warrants and Open Ended Fund designated as hedged items (see Notes 9, 13 and 17).

Beginning on January 1, 2018, the Group adopted the hedge accounting requirements of IFRS 9 Financial Instruments, (“IFRS 9”) for all of its hedging relationships. This IFRS Standard became effective on that date.

(f)           Cash and Cash Equivalents and Temporary Investments

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and other financial instruments, or a combination thereof, as well as current maturities of non-current investments in financial instruments. Temporary investments are measured at fair value with changes in fair value recognized in finance income in the consolidated statement of income, except securities which are measured at amortized cost.

As of December 31, 2018 and 2017, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 1.77% for U.S. dollar deposits and 7.69% for Mexican peso deposits in 2018, and approximately 0.87% for U.S. dollar deposits and 6.72% for Mexican peso deposits in 2017.

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

The Group’s policy is to capitalize the production costs of programs which benefit more than one annual period and amortize them over the expected period of future program revenues based on the Company’s historical revenue patterns and usage for similar productions.

Transmission rights, programs, literary works, production talent advances and films are recorded at acquisition or production cost. Cost of sales is calculated and recorded for the month in which such transmission rights, programs, literary works, production talent advances and films are matched with related revenues.

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

(i)            Financial Assets

Through December 31, 2017, the Group classified its financial assets in the following categories: loans and receivables, held-to-maturity investments, financial assets at fair value through income or loss (“FVIL”) and available-for-sale financial assets. The classification depended on the purpose for which the financial assets were acquired. Management determined the classification of its financial assets at initial recognition.

Beginning on January 1, 2018, the Group classifies its financial assets in accordance with IFRS 9 which became effective on that date. Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or FVIL, based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

Financial Assets Measured at Amortized Cost

Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying value recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade notes and accounts receivable”, “other accounts and notes receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

Financial Assets Measured at FVOCIL

Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9 (see Note 27). In connection with this designation, any amounts presented in consolidated other comprehensive income are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

Financial Assets at FVIL

Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets

From January 1, 2018, the Group assesses on a forward looking basis the expected credit losses associated with its financial assets carried at fair value through other comprehensive income or loss. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see Note 7 for further details.

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

Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives
Buildings	20-65 years
Building improvements	5-20 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	3-10 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income.

(k)         Intangible Assets and Goodwill

Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include, trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated Useful Lives
Trademarks	4 years
Licenses	3-14 years
Subscriber lists	4-10 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years

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

Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-live basis over the fixed term of the related concession.

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

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher between the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods.

(l)            Impairment of Long-lived Assets

The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 12), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying value of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

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

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2018 and 2017.

(n)         Debt

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period on which the debt is outstanding using the effective interest method.

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

Current portion of long-term debt and interest payable are presented as a single line item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2018 and 2017.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(o)         Customer Deposits and Advances

Customer deposits and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group’s platforms based on rates established by the Group. Such rates vary depending on when the advertisement is made, including the season, hour, day and type of programming.

The Group recognizes customer deposits and advance agreements for advertising services in the consolidated statement of financial position when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 7). In connection with the initial adoption of IFRS 15 Revenues from Contracts with Customers (“IFRS 15”) in the first quarter of 2018 (see Note 2 (r)), customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. Under the guidelines of this standard, a contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract asset upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non- interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term.

(p)         Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(q)         Equity

The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Standards. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.

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

(r)          Revenue Recognition

In connection with the initial adoption of IFRS 15, in the first quarter of 2018, the Company’s management: (i) reviewed significant revenue streams and identified certain effects on revenue recognition in the Group’s Sky and Cable segments, as discussed below; (ii) used the retrospective cumulative effect, which consists in recognizing any cumulative adjustment resulting from the new standard at the date of initial adoption in consolidated equity; and (iii) did not restate the comparative information for the years ended December 31, 2017 and 2016, and will continue to report this information under the revenue recognition IFRS Standard in effect in those periods (see Note 27).

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

•                  Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided. Through December 31, 2017, commissions for obtaining contracts with customers in the Group’s Sky segment were accounted for as they were incurred. Beginning on January 1, 2018, in accordance with IFRS 15, certain incremental costs for obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

•                  Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered. Through December 31, 2017, commissions for obtaining contracts with customers in the Group’s Cable segment were accounted for as they were incurred. Beginning on January 1, 2018, in accordance with IFRS 15, incremental costs for obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

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

•                  Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win.

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

(u)         Income Taxes

The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is recognized in other comprehensive income.

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

(v)         Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2018, 2017 and 2016, certain derivative financial instruments qualified for hedge accounting (see Note 14).

(w)       Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(x)         Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan. The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and is recognized as a charge to consolidated income (administrative expense) over the vesting period (see Note 16). The Group recognized a share-based compensation expense of Ps.1,327,549, Ps.1,489,884 and Ps.1,410,492 for the years ended December 31, 2018, 2017 and 2016, respectively, of which Ps.1,305,999, Ps.1,468,337 and Ps.1,392,534 was credited in consolidated stockholders’ equity for those years, respectively.

(y)         Leases

Through December 31, 2018:

•                  The determination of whether an arrangement was, or contained, a lease was based on the substance of the arrangement and required an assessment of whether the fulfillment of the arrangement was dependent on the use of a specific asset or assets and whether the arrangement conveyed the right to use the asset.

•                  Leases of property, plant and equipment and other assets where the Group held substantially all the risks and rewards of ownership were classified as finance leases. Finance lease assets were capitalized at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the lease asset. The obligations relating to finance leases, net of finance charges in respect of future periods, were recognized as liabilities. The interest element of the finance cost was charged to the consolidated statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases was depreciated over the shorter of the useful life of the asset and the lease term.

•                  Leases where a significant portion of the risks and rewards were held by the lessor were classified as operating leases. Rentals were charged to the consolidated statement of income on a straight line basis over the period of the lease.

•                  Leasehold improvements were depreciated at the lesser of its useful life or contract term.

In the first quarter of 2019, the Group adopted IFRS 16 Leases (“IFRS 16”), which became effective for annual periods beginning on January 1, 2019 (see Note 2 (z)). The Group will not apply this new IFRS Standard to short-term leases and leases for which the underlying asset is of low value, as permitted by the guidelines of IFRS 16.

(z)          New and Amended IFRS Standards

The Group adopted IFRS 15 and IFRS 9 which became effective on January 1, 2018 (see Notes 2 (i), 2 (r) and 27). Some other amendments and improvements to certain IFRS Standards became effective on January 1, 2018, and they did not have any significant impact on the Group’s consolidated financial statements.

Below is a list of the new and amended IFRS Standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2019.

New or Amended IFRS Standard	Title of the IFRS Standard	Effective for Annual Periods Beginning On or After
Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 16	Leases	January 1, 2019
Amendments to IFRS 4 (2)	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	No earlier than 2020
IFRS 17 (2)	Insurance Contracts	January 1, 2021
IFRIC 23 (1)	Uncertainty over Income Tax Treatments	January 1, 2019
Annual Improvements (1)	Annual Improvements to IFRS Standards 2015-2017 Cycle	January 1, 2019
Amendments to IAS 28 (1)	Long-term Interests in Associates and Joint Ventures	January 1, 2019
Amendments to IFRS 9 (1)	Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 19 (1)	Plan Amendment, Curtailment or Settlement	January 1, 2019
IFRS Conceptual Framework	Conceptual Framework for Financial Reporting	January 1, 2020
Amendments to IFRS 3 (1)	Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8 (1)	Definition of Material	January 1, 2020

(1) This new or amended IFRS Standard is not expected to have a significant impact on the Group’s consolidated financial statements.

(2) This new or amended IFRS Standard is not expected to be applicable to the Group’s consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued in September 2014 and address and acknowledge inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involved a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involved assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB postponed the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.

IFRS 16 Leases was issued in January 2016, replaces IAS 17 Leases (“IAS 17”), and became effective on January 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the current standard: lessors continue to classify leases as finance or operating leases. The Company’s management expects that the initial impact of recording lease liabilities, and the corresponding right-of-use assets in accordance with the guidelines of IFRS 16, will increase the Group’s consolidated total assets and liabilities primarily in connection with lease commitments for the use of real estate property and satellite transponders as of December 31, 2018. IFRS 16 will also affect the presentation of certain line items of the Group’s consolidated statement of income for interim and annual periods beginning on January 1, 2019, as the Group shall recognize a depreciation of rights-of-use assets for long-term lease agreements, and a finance expense for interest from related non-current lease liabilities, instead of affecting consolidated operating costs and expenses for lease payments, as they were recognized through December 31, 2018, under the guidelines of the former IFRS Standard. Beginning in the first quarter of 2019, the Group adopted the guidelines of IFRS 16 by using the retrospective cumulative effect, which consists of recognizing any cumulative adjustment due to the new IFRS Standard at the date of initial adoption in consolidated assets and liabilities. Accordingly, as a lessee, the Group recognized lease liabilities as of January 1, 2019, for leases classified as operating leases through December 31, 2018, and measured these lease liabilities at the present value of the remaining lease payments, discounted using the incremental borrowing rate as of January 1, 2019. The carrying amounts of leases classified as a finance leases through December 31, 2018, became the initial carrying amounts of right-of-use assets and lease liabilities under the guidelines of IFRS 16 beginning on January 1, 2019. The Company’s management will conclude and report in April 2019, the determination of the initial impact IFRS 16 will have on the Group’s consolidated financial statements for the first quarter of 2019. While the Company’s management is not yet in a position to disclose the full impact of the application of this new IFRS Standard, the Group expects that the initial impact of recording the required lease liabilities and the corresponding right-to-use assets will increase the Group’s consolidated total assets and liabilities as of January1, 2019, in a range of 1.5% and 2.0%, and 2.5% and 3.0%, respectively, primarily in connection with its non-cancellable lease and payment commitments for the use of real estate property. The Company’s management is in the process of concluding with the analysis and assessment of any changes to be made in the Group’s accounting policies for long-term lease agreements as a lessee, including the implementation of effective controls over financial reporting in the different business segments of the Group, in connection with the measurement and disclosures required by IFRS 16. The new accounting policies and estimates are subject to change until management finalizes its analysis.

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

Amendments to IFRS 3 Definition of a Business was issued in October 2018. The amended definition emphasises that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. Distinguishing between a business and a group of assets is important because an acquirer recognises goodwill only when acquiring a business. Amendments to IFRS 3 is effective on January 1, 2020, and earlier application is permitted.

Amendments to IAS 1 and IAS 8 Definition of Material. The definition of material helps a company determine whether information about an item, transaction or other event should be provided to users of financial statements. However, companies sometimes experienced difficulties using the previous definition of material when making materiality judgements in the preparation of financial statements. Consequently, the IASB issued Definition of Material (Amendments to IAS 1 and IAS 8) in October 2018. Amendments to IAS 1 and IAS 8 is effective on January 1, 2020, and earlier application is permitted.

Annual Improvements to IFRS Standards 2015-2017 Cycle were published in December 2017 and set out amendments to certain IFRS Standards. These amendments result from proposals made during the IASB’s Annual Improvements process, which provides a vehicle for making non-urgent but necessary amendments to IFRS Standards. The IFRS Standards amended and the topics addressed by these amendments are as follows:

Standard	Subject of Amendment
IFRS 3 Business Combinations	Previously held interest in a joint operation.
IFRS 11 Joint Arrangements	Previously held interest in a joint operation.
IAS 12 Income Taxes	Income tax consequences of payments on financial instruments classified as equity.
IAS 23 Borrowing Costs	Borrowing costs eligible for capitalization.

Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures were issued in October 2017. The amendments clarify that a company applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture. An entity shall apply these amendments retrospectively for annual reporting periods beginning on or after January 1, 2019, with certain exceptions. Earlier application is permitted.

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

Conceptual Framework for Financial Reporting (“Conceptual Framework”) was issued in March 2018, replacing the previous version of the Conceptual Framework issued in 2010. The Conceptual Framework describes the objective of, and the concepts for, general purpose financial reporting. The purpose of the Conceptual Framework is to: (a) assist the IASB to develop IFRS Standards that are based on consistent concepts; (b) assist preparers to develop consistent accounting policies when no Standard applies to a particular transaction or other event, or when a Standard allows a choice of accounting policy; and (c) assist all parties to understand and interpret the IFRS Standards. The Conceptual Framework is not an IFRS Standard. Nothing in the Conceptual Framework overrides any IFRS Standard or any requirement in an IFRS Standard. The revised Conceptual Framework is effective immediately for the IASB and the IFRIC, and has an effective date of January 1, 2020, with earlier application permitted, for companies that use the Conceptual Framework to develop accounting policies when no IFRS Standard applies to a particular transaction.

3.              Acquisitions, Investments and Dispositions

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

(1) Changes in ownership interest are treated as equity transactions, if control is maintained. Any difference between the amount by which the non- controlling interest is adjusted and the fair value of the consideration paid or received, is recognized in equity attributed to stockholders of the Company.

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

In February 2018, the Company announced an agreement to sell its 19.9% stake in Imagina Media Audiovisual, S.L. (together with its subsidiaries, “Imagina”), a media and telecom company in Spain, which was subject to the fulfillment of certain conditions and regulatory approvals. In June 2018, this transaction was closed and the Company sold its stake in Imagina and received proceeds in the aggregate amount of €284.5 million (Ps.6,603,751), of which €251.3 million (Ps.5,832,360) were in cash and €33.2 million (Ps.771,391) were held in escrow, and will be paid to the Company over time subject to customary terms and conditions under escrow agreements. In the fourth quarter of 2018, a cash amount of €16.1 million (Ps.366,354) was released from escrow and an amount of €1.5 million (Ps.33,558) was used for escrow purposes. As of December 31, 2018, the amount held in escrow was €15.6 million (Ps.351,913). As a result of this transaction, the Group recognized a net pretax gain of Ps.3,513,829 as other income in its consolidated statement of income for the year ended December 31, 2018 (see Notes 10 and 21).

On December 17, 2018, the Group acquired from Axtel, S.A.B. de C.V. (“Axtel”) its residential fiber-to-home business and related assets in México City, Zapopan, Monterrey, Aguascalientes, San Luis Potosi and Ciudad Juárez. The assets acquired comprise 553,226 revenue generating units consisting of 97,622 video, 227,802 broadband and 227,802 voice, revenue generating units. This transaction was paid in cash by the Group in the aggregate amount of Ps.5,466,872, including value added tax. Through this acquisition, the Group continues with its strategy to consolidate a cable company with national coverage that delivers more and better services for the benefit of end users. The following table summarizes the preliminary allocation of the total amount of cash paid by the Group in connection with the purchase of tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date. The excess of the purchase price over those fair values was allocated to goodwill in the Cable segment. The purchase price allocation is preliminary as at December 31, 2018 primarily due to the Group’s ongoing evaluation of certain contractual arrangements that may impact the valuation of liabilities and goodwill, as well as final review of acquired assets and liabilities assumed given that the acquisition was completed at a date close to December 31, 2018. The Company’s management expects to complete a final purchase price allocation for this acquisition in the first half of 2019.

	December 17, 2018
Cash and cash equivalents	Ps.	1,000
Trade notes and accounts receivables	169,036
Other accounts receivable primarily value-added tax	875,331
Total current assets	1,045,367
Property and equipment	2,130,108
Intangible assets and goodwill	2,582,713
Total assets	5,758,188
Other current liabilities	291,316
Total liabilities	291,316
Total net assets	Ps.	5,466,872

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

Management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, entities in the Group use forward contracts. In compliance with the procedures and controls established by the Risk Management Committee, in 2018 and 2017, the Group entered into certain derivative transactions with certain financial institutions in order to manage its exposure to market risks resulting from changes in interest rates and foreign currency exchange rates. The objective in managing foreign currency fluctuations is to reduce earnings and cash flow volatility.

Foreign Currency Position

The foreign currency position of monetary items of the Group at December 31, 2018, was as follows:

	Foreign
	Currency
	Amounts	Year-End
	(Thousands)	Exchange Rate		Mexican Pesos
Assets:
U.S. dollars	1,359,524	Ps.	19.6730	Ps.	26,745,916
Euros	58,869	22.5126		1,325,294
Swiss francs	5,474	19.9910		109,431
Chilean pesos	3,102,339	0.0282		87,486
Colombian pesos	3,222,821	0.0060		19,337
Argentinean pesos	22,518	0.5218		11,750
Other currencies	—	—		31,500
Liabilities:
U.S. dollars (1)	4,569,137	Ps.	19.6730	Ps.	89,888,632
Euros	4,449	22.5126		100,159
Swiss francs	9,871	19.9910		197,331
Chilean pesos	3,418,223	0.0282		96,394
Colombian pesos	11,769,323	0.0060		70,616
Other currencies	—	—		11,744

The foreign currency position of monetary items of the Group at December 31, 2017, was as follows:

	Foreign
	Currency
	Amounts	Year-End
	(Thousands)	Exchange Rate		Mexican Pesos
Assets:
U.S. dollars	1,506,177	Ps.	19.7051	Ps.	29,679,368
Euros	25,934	23.6256		612,706
Chilean pesos	3,718,631	0.0320		118,996
Colombian pesos	4,765,350	0.0066		31,451
Argentinean pesos	10,660	1.0566		11,263
Other currencies	—	—		309,325
Liabilities:
U.S. dollars (1)	4,437,506	Ps.	19.7051	Ps.	87,441,499
Euros	3,311	23.6256		78,224
Chilean pesos	1,864,214	0.0320		59,655
Colombian pesos	9,963,833	0.0066		65,761
Other currencies	—	—		163,781

(1) As of December 31, 2018 and 2017, monetary liabilities include U.S.$2,585.8 million (Ps.50,869,542) and U.S.$2,440.3 million (Ps.48,086,947), respectively, related to long-term debt designated as hedging instruments of the Group’s investment in UHI.

As of April 4, 2019, the exchange rate was Ps.19.1632 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A. or Citibanamex.

The Group is subject to the risk of foreign currency exchange rate fluctuations, resulting primarily from the net monetary position in U.S. dollars and U.S. dollar equivalent amounts of the Group’s Mexican operations, as follows (in millions of U.S. dollars):

	December 31,
	2018		2017
U.S. dollar-denominated and U.S. dollar-equivalent monetary assets, primarily cash and cash equivalents, and non-current investments in financial instruments (1)	U.S.$	1,362.6	U.S.$	1,485.2
U.S. dollar-denominated and U.S. dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, finance lease obligations, and other liabilities (2) (3)	(4,533.6)		(4,411.5)
Net liability position	U.S.$	(3,171.0)	U.S.$	(2,926.3)

(1) As of December 31, 2018 and 2017, this line includes U.S. dollar equivalent amounts of U.S.$68.9 million and U.S.$31.8 million, respectively, related to other foreign currencies, primarily Euros.

(2) As of December 31, 2018 and 2017, this line includes U.S. dollar equivalent amounts of U.S.$15.0 million and U.S.$5.9 million, respectively, related to other foreign currencies, primarily Euros.

(3) As of December 31, 2018 and 2017, monetary liabilities include U.S.$2,585.8 million (Ps.50,869,542) and U.S.$2,440.3 million (Ps.48,086,944), respectively, related to long-term debt designated as a hedging instrument of the Group’s investments in UHI and the investment in Open Ended Fund (see Note 13).

At December 31, 2018, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.1,151,406 in the consolidated statement of income. At December 31, 2017, a hypothetical 10% appreciation/ depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.957,507 in the consolidated statement of income.

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

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect the Group’s financial instruments at December 31, 2018 and 2017. These analyses address market risk only and do not take into consideration other risks that the Group faces in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect management view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, the Group has made assumptions of a hypothetical change in fair value of 10% for expected near-term future changes in the United States interest rates, Mexican interest rates, inflation rates and Mexican peso to U.S. dollar exchange rate. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that the Group will incur.

December 31, 2018	Carrying Value	Fair Value	Difference between Fair Value and Carrying Value	Difference between Fair Value and Carrying Value Assuming a Hypothetical 10% Increase in Fair Value
Assets:
Temporary investments (1)	Ps.	30,992	Ps.	30,992	Ps.	—	Ps.	—
Warrants issued by UHI	34,921,530	34,921,530	—	3,492,153
Long-term loan and interest receivable from GTAC	817,605	824,540	6,935	89,389
Open Ended Fund	7,662,726	7,662,726	—	766,273
Other equity instruments	6,545,625	6,545,625	—	654,563
Other financial assets	72,612	72,612	—	7,261
Derivative financial instruments (2)	1,035,522	1,035,522	—	—

Liabilities (3) (4):
U.S. dollar-denominated debt:
Senior Notes due 2025	11,803,800	12,970,370	1,166,570	2,463,607
Senior Notes due 2026	5,901,900	5,849,137	(52,763)	532,151
Senior Notes due 2032	5,901,900	7,405,822	1,503,922	2,244,504
Senior Notes due 2040	11,803,800	12,733,821	930,021	2,203,403
Senior Notes due 2045	19,673,000	17,317,748	(2,355,252)	(623,477)
Senior Notes due 2046	17,705,700	18,201,991	496,291	2,316,490
Peso-denominated debt:
Notes due 2020	10,000,000	9,605,700	(394,300)	566,270
Notes due 2021	6,000,000	5,956,506	(43,494)	552,157
Notes due 2022	5,000,000	4,941,430	(58,570)	435,573
Notes due 2027	4,500,000	4,027,275	(472,725)	(69,998)
Senior Notes due 2037	4,500,000	3,586,050	(913,950)	(555,345)
Senior Notes due 2043	6,500,000	4,319,575	(2,180,425)	(1,748,468)
Notes payable to Mexican banks	13,834,538	13,551,620	(282,918)	1,072,243
Finance lease obligations	5,317,944	5,121,534	(196,410)	315,743
Other notes payable	2,576,874	2,430,667	(146,207)	96,860
Derivative financial instruments (2)	148,061	148,061	—	—

December 31, 2017	Carrying Value	Fair Value	Difference between Fair Value and Carrying Value	Difference between Fair Value and Carrying Value Assuming a Hypothetical 10% Increase in Fair Value
Assets:
Temporary investments (1)	Ps.	6,013,678	Ps.	6,013,678	Ps.	—	Ps.	—
Warrants issued by UHI	36,395,183	36,395,183	—	3,639,518
Long-term loan and interest receivable from GTAC	929,516	937,137	7,621	101,335
Other financial instruments	287,605	284,443	(3,162)	25,282
Open Ended Fund	7,297,577	7,297,577	—	729,758
Derivative financial instruments (2)	2,263,874	2,263,874	—	—

Liabilities (3) (4):
U.S. dollar-denominated debt:
Senior Notes due 2025	11,823,060	14,065,776	2,242,716	3,649,294
Senior Notes due 2026	5,911,530	6,278,104	366,574	994,384
Senior Notes due 2032	5,911,530	7,985,945	2,074,415	2,873,010
Senior Notes due 2040	11,823,060	14,583,508	2,760,448	4,218,799
Senior Notes due 2045	19,705,100	20,068,856	363,756	2,370,642
Senior Notes due 2046	17,734,590	21,016,731	3,282,141	5,383,814
Peso-denominated debt:
Notes due 2020	10,000,000	9,702,300	(297,700)	672,530
Notes due 2021	6,000,000	6,090,900	90,900	699,990
Notes due 2022	5,000,000	5,063,300	63,300	569,630
Notes due 2027	4,500,000	4,442,940	(57,060)	387,234
Senior Notes due 2037	4,500,000	4,085,685	(414,315)	(5,746)
Senior Notes due 2043	6,500,000	5,085,925	(1,414,075)	(905,482)
Notes payable to Mexican banks	14,142,027	13,917,175	(224,852)	1,166,866
Finance lease obligations	5,622,774	5,360,933	(261,841)	274,252
Other notes payable	3,684,060	3,319,414	(364,646)	(32,705)

(1) At December 31, 2018 and 2017, the Group´s temporary investments consisted of highly liquid securities, including without limitation debt securities and equity instruments held for trading (primarily denominated in Mexican pesos and U.S. dollars). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

(2) Given the nature of these derivative instruments, an increase of 10% in the interest and/or exchange rates would not have a significant impact on the fair value of these financial instruments.

(3) The carrying value of debt is stated in this table at its principal amount.

(4) The fair value of the Senior Notes and Notes due by the Group are within Level 1 of the fair value hierarchy as there is a quoted market price for them. The fair value of the finance lease obligations are within Level 2 of the fair value hierarchy and has been estimated based on cash flows discounted using an estimated weighted average cost of capital. The fair value of securities are within Level 1 of the fair value hierarchy, and were based on market interest rates to the listed securities.

(iii)    Price Risk

The Group is exposed to equity securities price risk because of investments held by the Group and classified in the consolidated statements of financial position as non-current investments in financial instruments. To manage its price risk arising from investments in equity securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group. The Group is not exposed to commodity price risk.

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

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. Group treasury invests surplus cash in interest bearing current accounts, time deposits, money market deposits and marketable securities, choosing investments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts. At December 31, 2018 and 2017, the Group held cash and cash equivalents of Ps.32,068,291 and Ps.38,734,949, respectively, and temporary investments of Ps.30,992 and Ps.6,013,678, respectively, that are expected to readily generate cash inflows for managing liquidity risk (see Note 6).

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

	Less Than 12 Months January 1, 2019 to December 31, 2019		12-36 Months January 1, 2020 to December 31, 2021		36-60 Months January 1, 2022 to December 31, 2023		Maturities Subsequent to December 31, 2023		Total
At December 31, 2018 Debt (1)	Ps.	989,156	Ps.	18,484,978	Ps.	15,360,404	Ps.	88,290,100	Ps.	123,124,638
Finance lease obligations	651,832		1,130,429		1,096,006		2,439,677		5,317,944
Other notes payable	1,288,437		1,288,437		—		—		2,576,874
Trade and other liabilities	30,697,162		5,185,357		1,595,863		2,001,185		39,479,567
Interest on debt (2)	7,502,935		15,737,245		12,646,361		82,849,121		118,735,662
Interest on finance lease obligations	394,168		592,606		444,736		409,367		1,840,877
Interest on other notes payable	41,562		5,938		—		—		47,500

	Less Than 12 Months January 1, 2018 to December 31, 2018		12-36 Months January 1, 2019 to December 31, 2020		36-60 Months January 1, 2021 to December 31, 2022		Maturities Subsequent to December 31, 2022		Total
At December 31, 2017 Debt (1)	Ps.	307,489	Ps.	11,481,645	Ps.	19,852,893	Ps.	91,908,870	Ps.	123,550,897
Finance lease obligations	580,884		1,158,144		1,002,726		2,881,020		5,622,774
Other notes payable	1,178,435		2,505,625		—		—		3,684,060
Trade and other liabilities	28,103,281		5,527,223		1,912,825		780,166		36,323,495
Interest on debt (2)	6,848,965		16,946,850		13,910,021		88,905,897		126,611,733
Interest on finance lease obligations	420,572		671,660		496,371		536,910		2,125,513
Interest on other notes payable	5,585		41,562		77,188		—		124,335

(1) The amounts of debt are disclosed on a principal amount basis (see Note 13).

(2) Interest to be paid in future years on outstanding debt as of December 31, 2018 and 2017, based on contractual interest rate and exchange rates as of that date.

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

The Group makes estimates and assumptions concerning the future. By definition, the resulting accounting estimates will seldom equal the related actual results. The estimates and assumptions that have a risk of causing a material adjustment to the carrying amounts of consolidated assets and liabilities within the next financial year are addressed below:

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

The Group estimates the expected future benefit periods based on past historical revenue patterns and usage for similar types of programming and any potential future events, such as new outlets through which the Group can exploit or distribute its programming, including its consolidated subsidiaries and equity investees. To the extent that a given future expected benefit period is shorter than the estimate, the Group may have to accelerate capitalized production costs sooner than anticipated. Conversely, to the extent that a given future expected benefit period is longer than the estimate, the Group may have to extend the amortization schedule for the remaining capitalized production costs.

The Group also enters into license arrangements with various third party programming producers and providers, pursuant to which it receives the rights to broadcast programming produced by third parties over its television networks in Mexico. For programming licensed from third parties, the Group estimates the expected future benefit period based upon the term of the license. In addition, the Group may purchase programming from third parties, from time to time. In this case, the Group estimates the expected future benefit period based on the anticipated number of showings in Mexico. To the extent that a given future expected benefit period is shorter than the estimate, the Group may have to accelerate the amortization of the purchase price or the license fee sooner than anticipated. Conversely, to the extent that a given future expected benefit period is longer than the estimate, the Group may have to extend the amortization schedule for the remaining portion of the purchase price or the license fee.

Assuming a hypothetical 10% decrease in expected future revenue from the Group’s programming as of December 31, 2018, the balance of such programming would decrease in the amount of Ps.414,058, with a corresponding increase in programming amortization expense.

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

(c)          Goodwill and Other Indefinite-lived Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are reviewed for impairment at least annually. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant CGU and the fair value less cost to sell.

The recoverable amount of cash generating units has been determined based on the higher of value in use and fair value less costs to disposal calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each cash-generating unit.

During 2018 and 2017, the Group recorded impairment adjustments for other indefinite-lived intangible assets (trademarks) related to its Publishing business. See Note 2 (b) and (k) for disclosure regarding concession intangible assets.

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

The Company’s management applied significant judgment to determine the classification of the warrants issued by UHI. These warrants did not comply with the definition of a derivative financial instrument because the initial investment that the Group paid to acquire the original instrument (Convertible Debentures) was significant and a derivative requires no initial investment or one that is smaller than would be required for a contract with similar response to changes in market factors; therefore, the Group classified the warrants issued by UHI as equity instrument with changes in fair value recognized in other comprehensive income or loss in consolidated equity. Significant judgment was applied by the Company’s management in assessing that the characteristics of the warrants are closer to an equity instrument in accordance with the IAS 32 Financial Instruments: Presentation (see Notes 3, 9, 10 and 14).

6.              Cash and Cash Equivalents and Temporary Investments

Cash and cash equivalents as of December 31, 2018 and 2017, consisted of:

	2018		2017
Cash and bank accounts	Ps.	1,961,106	Ps.	1,761,260
Short-term investments (1)	30,107,185		36,973,689
Total cash and cash equivalents	Ps.	32,068,291	Ps.	38,734,949

(1) Highly-liquid investments with an original maturity of three months or less at the date of acquisition.

Temporary investments as of December 31, 2018 and 2017, consisted of:

	2018		2017
Short-term investments (2)	Ps.	27,988	Ps.	47,649
Other financial assets (3)	—		5,942,500
Current maturities of non-current financial assets	3,004		23,529
Total temporary investments	Ps.	30,992	Ps.	6,013,678

(2) Short-term investments with a maturity of over three months and up to one year at the date of acquisition.

(3) Other financial assets included equity instruments (publicly traded instruments) and the fair value was based on quoted market prices. In connection with these equity instruments, the Group recognized in consolidated finance income a fair value gain of Ps.787,298 and Ps.395,462 for the years ended December 31, 2017 and 2016, respectively (see Notes 22 and 27).

7.              Trade Notes and Accounts Receivable, Net

Trade notes and accounts receivable as of December 31, 2018 and 2017, consisted of:

	2018		2017
Non-interest bearing notes received from customers as deposits and advances mainly in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 2 (o))	Ps.	12,676,363	Ps.	17,309,800
Trade accounts receivable	11,451,803		11,074,352
Loss allowance	(4,379,316)		(3,657,079)
	Ps.	19,748,850	Ps.	24,727,073

As of December 31, 2018 and 2017, the aging analysis of the trade notes and accounts receivable that were past due is as follows:

	2018		2017
1 to 90 days	Ps.	4,104,913	Ps.	3,830,620
91 to 180 days	1,291,493		1,019,717
More than 180 days	4,638,228		4,295,611

The carrying amounts of the Group’s trade notes and account receivables denominated in other than peso currencies are as follows:

	2018		2017
U.S. dollar	Ps.	2,829,234	Ps.	2,103,300
Other currencies	107,510		210,621
At December 31	Ps.	2,936,744	Ps.	2,313,921

Movements on the Group for loss allowance of trade notes and account receivables are as follows:

	2018		2017
At January 1	Ps.	(3,657,079)	Ps.	(3,866,492)
Impairment provision	(1,402,555)		(1,121,906)
Initial adoption of IFRS 9 (see Note 27)	(281,594)		—
Write-off of receivables	961,912		1,331,319
At December 31	Ps.	(4,379,316)	Ps.	(3,657,079)

The maximum exposure to credit risk of the trade notes and accounts receivable as of December 31, 2018 and 2017 is the carrying value of each class of receivables mentioned above.

8.              Transmission Rights and Programming

At December 31, 2018 and 2017, transmission rights and programming consisted of:

	2018		2017
Transmission rights	Ps.	10,292,207	Ps.	8,210,722
Programming	6,723,331		5,838,665
	17,015,538		14,049,387
Non-current portion of:
Transmission rights	5,903,917		4,809,998
Programming	3,325,898		3,348,523
	9,229,815		8,158,521
Current portion of transmission rights and programming	Ps.	7,785,723	Ps.	5,890,866

Amortization of transmission rights and programming charged to consolidated cost of sales for the years ended December 31, 2018, 2017 and 2016 amounted to Ps.18,009,554, Ps.15,296,563 and Ps.14,591,858, respectively (see Note 20).

9.              Investments in Financial Instruments

At December 31, 2018 and 2017, the Group had the following investments in financial instruments:

	2018		2017
Equity instruments measured at FVOCIL:
Warrants issued by UHI (1)	Ps.	34,921,530	Ps.	36,395,183
Open Ended Fund (2)	7,662,726		7,297,577
Other equity instruments (3)	6,545,625		—
Other financial assets (4)	72,612		—
	49,202,493		43,692,760
Financial assets measured at amortized cost through income	—		287,605
Other	937		16,487
	Ps.	49,203,430	Ps.	43,996,852

(1) Investment in warrants issued by UHI that are exercisable for UHI’s common stock, in whole or in part, at an exercise price of U.S.$0.01 per warrant share. The warrants do not entitle the holder to any voting rights or other rights as a stockholder of UHI. The warrants shall expire and no longer be exercisable after the tenth anniversary of the date of issuance (the “Expiration Date”); provided, however, the Expiration Date shall automatically be extended for nine successive ten-year periods unless the Group provides written notice to UHI of its election not to so extend the Expiration Date. The warrants do not bear interest. As of December 31, 2018 and 2017, the number of warrants amounted to approximately 4,591 thousands, which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in UHI. The carrying amount of these warrants includes the original value of U.S.$1,063.1 million invested by the Group in December 2010 in the form of Convertible Debentures issued by UHI that were then exchanged for these warrants in July 2015. The fair value of these warrants at the date of exchange was U.S.$1,843.6 million (Ps.28,886,903). In January 2017, in a Declaratory Ruling, the U.S. Federal Communications Commission (“FCC”) approved an increase in the authorized aggregate foreign ownership of UHI’s issued and outstanding shares of common stock from 25% to 49%, and authorized the Group to hold up to 40% of the voting interest and 49% of the equity interest of UHI. Through December 31, 2017, these warrants were classified as available-for-sale financial assets with changes in fair value recognized in accumulated other comprehensive income or loss in consolidated equity. Beginning on January 1, 2018, in connection with the adoption of IFRS 9, which became effective on that date, these warrants are classified as equity instruments (financial assets) and measured at F VOCIL recognized in consolidated equity (see Notes 2 (i), 3, 10 and 14).

(2) The Group has an investment in an Open Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets and subtracting all of the fund liabilities and dividing the result by the total number of issued shares. Beginning on January 1, 2018, in connection with the adoption of IFRS 9, which became effective on that date, this Open Ended Fund is classified as an equity instrument measured at FVOCIL in consolidated equity (see Note 2 (i)).

(3) Other financial assets include equity instruments (publicly traded instruments) and the fair value is based on quoted market prices. In connection with these equity instruments, for which an irrevocable election was made by the Group under the guidelines of IFRS 9 to recognize any changes in fair value in other comprehensive income or loss in consolidated equity (see Notes 2 and 27).

(4) In 2018, the Company invested in corporate fixed income securities with long-term maturities, which were classified as other financial assets with changes in fair value in other comprehensive income or loss in consolidated equity, in accordance with the Group’s business model to manage these financial instruments and their contractual cash flows characteristics.

A roll forward of investments in financial assets at FVOCIL for the years ended December 31, 2018 and 2017 is presented as follows:

	Warrants Issued by UHI		Open Ended Fund		Other Equity Instruments		Other Financial Assets		Total
At January 1, 2018	Ps.	36,395,183	Ps.	7,297,577	Ps.	5,942,500	Ps.	—	Ps.	49,635,260
Investments	—		—		—		72,723		72,723
Disposition of investments	—		(167,934)		(641)		—		(168,575)
Change in fair value in other comprehensive income (1)	(1,473,653)		533,083		603,766		(111)		(336,915)
At December 31, 2018	Ps.	34,921,530	Ps.	7,662,726	Ps.	6,545,625	Ps.	72,612	Ps.	49,202,493

	Warrants- Issued by UHI		Open Ended Fund		Total
At January 1, 2017	Ps.	38,298,606	Ps.	6,456,392	Ps.	44,754,998
Change in fair value in other comprehensive income (1)	(1,903,423)		841,185		(1,062,238)
At December 31, 2017	Ps.	36,395,183	Ps.	7,297,577	Ps.	43,692,760

(1)   The foreign exchange loss or gain in 2018 derived from the hedged warrants issued by UHI and the investment in Open Ended Fund was hedged  by foreign exchange gain (loss) in the consolidated statement of income for the year ended December 31, 2018, in the amount of Ps.125,955 and Ps.(317,126), respectively. The foreign exchange gain in 2017 derived from the hedged warrants issued by UHI and the initial investment in Open Ended Fund was hedged by foreign exchange loss in the consolidated statement of income for the year ended December 31, 2017, in the amount of Ps.1,622,976 and Ps.167,490, respectively (see Notes 13 and 22).

The maximum exposure to credit risk of the investments in financial instruments as of December 31, 2018 and 2017 is the carrying value of the financial assets mentioned above.

10.  Investments in Associates and Joint Ventures

At December 31, 2018 and 2017, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of December 31,
	2018	2018		2017
Associates:
UHI (1)	10.0%	Ps.	8,285,286	Ps.	8,144,843
Imagina (2)	—	—		3,845,823
Ocesa Entretenimiento, S.A. de C.V. and subsidiaries (collectively, “OCEN”) (3)	40.0%	1,385,622		1,059,391
Other		111,603		101,058
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”) (4)	33.3%	568,327		720,806
Periódico Digital Sendero, S.A.P.I. de C.V. and subsidiary (collectively, “PDS”) (5)	50.0%	195,890		180,159
The Second Screen Company Latam, S.L. (“The Second Screen”)		—		58,672
		Ps.	10,546,728	Ps.	14,110,752

(1) The Group accounts for its investment in common stock of UHI, the parent company of Univision, under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS Standards, over UHI’s operations. The Group has the ability to exercise significant influence over the operating and financial policies of UHI because the Group: (i) as of December 31, 2018 and 2017, owned 1,110,382 Class “C” shares of common stock of UHI, representing approximately 10% of the outstanding total shares of UHI as of each of those dates; (ii) as of December 31, 2018 and 2017, held warrants exercisable for common stock of UHI equivalent to approximately 26% equity stake of UHI on a fully-diluted, as-converted basis, subject to certain conditions, laws and regulations; (iii) as of December 31, 2018 and 2017, had three officers and one director of the Company designated as members of the Board of Directors of UHI, which was composed of 18 directors of 22 available board seats; and (iv) was party to a PLA, as amended, with Univision, an indirect wholly-owned subsidiary of UHI, pursuant to which Univision has the right to broadcast certain Televisa content in the United States (“Program License Agreement”), and to another program license agreement pursuant to which the Group has the right to broadcast certain Univision’s content in Mexico (“Mexican License Agreement”), in each case through the later of 2025 (2030 upon consummation of a qualified public equity offering of UHI by July 1, 2019) or 7.5 years after the Group has sold two-thirds of its initial investment in UHI made in December 2010 (see Notes 3, 9, 14, 19 and 22).

(2) Through May 31, 2018, the Group accounted for its investment in common stock of Imagina, under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS Standards, over Imagina’s operations. The Group had the ability to exercise significant influence over the operating and financial policies of Imagina because the Group: (i) owned shares of common stock of Imagina, representing 19.9% of the outstanding total shares of Imagina; and (ii) held two of 10 seats on the Board of Directors of Imagina. In June 2018, the Company closed the sale of its 19.9% stake in Imagina in the aggregate amount of Ps.6,603,751(€.284.5 million) of which Ps.771,391 (€.33.2 million) were retained in escrow. As a result, the Group: (i) discontinued recognizing the equity method to account for its investment in Imagina; (ii) reclassified a cumulative foreign currency translation gain derived from this investment in the amount of Ps.722,023, from other comprehensive income in consolidated equity to consolidated other income for the year ended December 31, 2018; and (iii) recognized a gain on disposition of this investment in the amount of Ps.3,513,829 in consolidated income for the year ended December 31, 2018 (see Notes 3 and 21).

(3) OCEN is a majority-owned subsidiary of Corporación Interamericana de Entretenimiento, S.A.B. de C.V., and is engaged in the live entertainment business in Mexico. In 2017 and 2016, the stockholders of OCEN approved the payment of a dividend in the amount of Ps.340,000 and Ps.215,000, respectively, of which Ps.136,000 and Ps.86,000, were paid to the Group. In 2018, the stockholders of OCEN did not pay any dividends, the investment in OCEN included goodwill of Ps.359,613 (see Note 19).

(4) GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. and a subsidiary of Megacable, S.A. de C.V. have an equal equity participation of 33.3%. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. As of December 31, 2018 and 2017, GTAC had used a principal amount of Ps.688,183, under this credit facility. During the year ended December 31, 2018, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate amount of Ps.112,293. During the year ended December 31, 2017, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate amount of Ps.203,945. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.640,978, with an annual interest of TIIE plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these supplementary loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2023 and 2028. During 2018, GTAC paid principal and interest to the Group in connection with these supplementary loans in the aggregate amount of Ps.139,541. During 2017, GTAC paid principal and interest to the Group in connection with these supplementary loans in the aggregate amount of Ps.47,885. The net investment in GTAC as of December 31, 2018 and 2017, included amounts receivable in connection with this long-term credit facility and supplementary loans to GTAC in the aggregate amount of Ps.817,605 and Ps.929,516, respectively. These amounts receivable are in substance a part of the Group’s net investment in this investee (see Note 14).

(5) The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. In September 2017, PDS acquired substantially all of the equity interest in Now New Media, S.A.P.I. de C.V., an online news website in Mexico City, in the aggregate amount of Ps.81,749. As of December 31, 2018 and 2017, the Group’s investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837 (see Note 3).

A roll forward of investments in associates and joint ventures for the years ended December 31, 2018 and 2017, is presented as follows:

	2018		2017
At January 1	Ps.	14,110,752	Ps.	12,092,254
Share of income of associates and joint ventures, net	532,933		1,913,273
Dividends from OCEN	—		(136,000)
Long-term loans granted to GTAC, net	58,243		222,846
Foreign currency translation adjustments	(71,650)		52,796
GTAC payments of principal and interest	(251,834)		(251,830)
Investment in other associates	—		28,597
Investment in PDS	—		162,500
Disposition of Imagina	(3,773,762)		—
Disposition of The Second Screen	(51,413)		—
Other	(6,541)		26,316
At December 31	Ps.	10,546,728	Ps.	14,110,752

Combined condensed balance sheet information related to the Group’s share in associates and joint ventures as of December 31, 2018 and 2017, including adjustments made by the Group when using the equity method, such as fair value adjustments made at the time of acquisition, is set forth below:

	2018		2017
Current assets	Ps.	4,916,041	Ps.	9,904,652
Non-current assets	25,818,848		31,093,027
Total assets	30,734,889		40,997,679
Current liabilities	2,157,473		6,855,976
Non-current liabilities	17,779,961		19,942,993
Total liabilities	19,937,434		26,798,969
Total net assets	Ps.	10,797,455	Ps.	14,198,710

The Group recognized its share of comprehensive income (loss) of associates and joint ventures for the years ended December 31, 2018, 2017 and 2016, as follows:

	2018		2017		2016
Share of income of associates and joint ventures, net	Ps.	532,933	Ps.	1,913,273	Ps.	1,139,604
Share of other comprehensive (loss) income of associates and joint ventures:
Foreign currency translation adjustments, net	2,987		(9,587)		6,633
Other items of comprehensive loss, net	(50,300)		(50,753)		(49,465)
	(47,313)		(60,340)		(42,832)
Share of comprehensive income of associates and joint ventures	Ps.	485,620	Ps.	1,852,933	Ps.	1,096,772

11. Property, Plant and Equipment, Net

The analysis of the changes in property, plant and equipment is as follows:

Changes	Buildings and Land		Technical Equipment		Satellite Transponders		Furniture and Fixtures		Transportation Equipment		Computer Equipment		Leasehold Improvements		Construction in Progress		Total
Cost:
January 1, 2017	Ps.	14,113,401	Ps.	105,720,368	Ps.	10,301,713	Ps.	995,247	Ps.	2,907,442	Ps.	6,955,847	Ps.	2,542,828	Ps.	15,053,731	Ps.	158,590,577
Additions	18,845		8,854,150		—		11,477		192,193		177,150		26,269		7,479,482		16,759,566
Retirements	(185,685)		(3,641,319)		—		(55,690)		(339,594)		(339,090)		(5,751)		(525,532)		(5,092,661)
Transfers and reclassifications	503,454		6,703,287		—		178,858		71,188		878,888		183,257		(8,518,932)		—
Effect of translation	(16,886)		(170,432)		—		(8,253)		(1,121)		(6,882)		704		(3,683)		(206,553)
December 31, 2017	14,433,129		117,466,054		10,301,713		1,121,639		2,830,108		7,665,913		2,747,307		13,485,066		170,050,929
Additions	42,118		12,171,500		—		50,689		104,310		506,628		33,034		5,800,212		18,708,491
Acquisition of Axtel	—		2,053,153		—		—		76,955		—		—		—		2,130,108
Retirements	(5,239)		(3,617,769)		—		(22,594)		(89,465)		(120,959)		(103)		(758,368)		(4,614,497)
Transfers and reclassifications	171,395		5,216,887		—		55,111		164,128		799,126		436,674		(6,843,321)		—
Effect of translation	(5,799)		(118,638)		—		(903)		(274)		(2,253)		(1,673)		(409)		(129,949)
December 31, 2018	Ps.	14,635,604	Ps.	133,171,187	Ps.	10,301,713	Ps.	1,203,942	Ps.	3,085,762	Ps.	8,848,455	Ps.	3,215,239	Ps.	11,683,180	Ps.	186,145,082

Depreciation:
January 1, 2017	Ps.	(4,487,582)	Ps.	(55,390,993)	Ps.	(4,052,840)	Ps.	(524,108)	Ps.	(1,435,460)	Ps.	(4,519,822)	Ps.	(1,396,200)	Ps.	—	Ps.	(71,807,005)
Depreciation of the year	(256,412)		(13,271,239)		(567,454)		(94,728)		(313,280)		(1,017,204)		(351,717)		—		(15,872,034)
Retirements	42,398		2,480,771		—		52,503		274,734		326,857		5,198		—		3,182,461
Reclassifications	—		—		—		137		—		(137)		—		—		—
Effect of translation	6,729		146,440		—		7,699		857		4,182		(448)		—		165,459
December 31, 2017	(4,694,867)		(66,035,021)		(4,620,294)		(558,497)		(1,473,149)		(5,206,124)		(1,743,167)		—		(84,331,119)
Depreciation of the year	(272,593)		(14,593,244)		(567,455)		(110,137)		(281,662)		(1,074,707)		(334,745)		—		(17,234,543)
Retirements	27,005		2,440,505		—		19,525		77,621		112,719		103		—		2,677,478
Reclassifications	—		19		—		—		26,270		(26,289)		—		—		—
Effect of translation	1,259		79,463		—		845		252		2,152		1,661		—		85,632
December 31, 2018	Ps.	(4,939,196)	Ps.	(78,108,278)	Ps.	(5,187,749)	Ps.	(648,264)	Ps.	(1,650,668)	Ps.	(6,192,249)	Ps.	(2,076,148)	Ps.	—	Ps.	(98,802,552)

Carrying value:
At January 1, 2017	Ps.	9,625,819	Ps.	50,329,375	Ps.	6,248,873	Ps.	471,139	Ps.	1,471,982	Ps.	2,436,025	Ps.	1,146,628	Ps.	15,053,731	Ps.	86,783,572

At December 31, 2017	Ps.	9,738,262	Ps.	51,431,033	Ps.	5,681,419	Ps.	563,142	Ps.	1,356,959	Ps.	2,459,789	Ps.	1,004,140	Ps.	13,485,066	Ps.	85,719,810

At December 31, 2018	Ps.	9,696,408	Ps.	55,062,909	Ps.	5,113,964	Ps.	555,678	Ps.	1,435,094	Ps.	2,656,206	Ps.	1,139,091	Ps.	11,683,180	Ps.	87,342,530

Depreciation charges are presented in Note 20.

Property, plant and equipment include the following assets under finance leases as of December 31:

	2018		2017
Satellite transponders	Ps.	4,275,619	Ps.	6,065,509
Accumulated depreciation	(1,781,508)		(3,286,356)
	Ps.	2,494,111	Ps.	2,779,153

Technical equipment	Ps.	1,896,682	Ps.	1,677,260
Accumulated depreciation	(987,924)		(686,555)
	Ps.	908,758	Ps.	990,705

Property, plant and equipment include the following technical equipment leased to subscribers in the Sky and Cable segments as of December 31:

	2018		2017
Subscriber leased set-top equipment	Ps.	31,021,716	Ps.	27,804,259
Accumulated depreciation	(18,130,189)		(17,086,983)
	Ps.	12,891,527	Ps.	10,717,276

12. Intangible Assets and Goodwill, Net

As of December 31, 2018 and 2017, intangible assets and goodwill are summarized as follows:

	2018						2017
			Accumulated						Accumulated
Changes	Cost		amortization		Carrying Value		Cost		amortization		Carrying Value
Intangible assets and goodwill with indefinite useful lives	Ps.	479,409	Ps.	—	Ps.	479,409	Ps.	615,147	Ps.	—	Ps.	615,147
Trademarks	15,166,067		—		15,166,067		15,166,067		—		15,166,067
Concessions	14,113,626		—		14,113,626		14,112,626		—		14,112,626
Goodwill	29,759,102		—		29,759,102		29,893,840		—		29,893,840

Intangible assets with finite useful lives Trademarks	1,891,306		(1,569,786)		321,520		1,891,306		(1,096,959)		794,347
Concessions	553,505		(221,402)		332,103		553,505		(110,701)		442,804
Licenses	9,065,582		(5,934,647)		3,130,935		7,470,669		(4,672,961)		2,797,708
Subscriber lists	8,785,423		(6,108,251)		2,677,172		6,203,875		(5,404,722)		799,153
Payments for renewal of concessions	5,993,891		(15,454)		5,978,437		244,692		(7,703)		236,989
Other intangible assets	4,099,750		(3,235,503)		864,247		3,696,000		(2,774,407)		921,593
	30,389,457		(17,085,043)		13,304,414		20,060,047		(14,067,453)		5,992,594
	Ps.	60,148,559	Ps.	(17,085,043)	Ps.	43,063,516	Ps.	49,953,887	Ps.	(14,067,453)	Ps.	35,886,434

Changes in intangible assets and goodwill with indefinite useful lives in 2018 and 2017, were as follows:

	2018
	Trademarks		Concessions		Goodwill		Total
Cost:
Balance at beginning of period	Ps.	615,147	Ps.	15,166,067	Ps.	14,112,626	Ps.	29,893,840
Additions	—		—		1,000		1,000
Impairment adjustments	(135,750)		—		—		(135,750)
Effect of translation	12		—		—		12
Balance at end of period	Ps.	479,409	Ps.	15,166,067	Ps.	14,113,626	Ps.	29,759,102

	2017
	Trademarks		Concessions		Goodwill		Total
Cost:
Balance at beginning of period	Ps.	776,272	Ps.	15,719,572	Ps.	14,112,626	Ps.	30,608,470
Retirements	(71,157)		—		—		(71,157)
Impairment adjustments	(89,597)		—		—		(89,597)
Transfers and reclassifications	—		(553,505)		—		(553,505)
Effect of translation	(371)		—		—		(371)
Balance at end of period	Ps.	615,147	Ps.	15,166,067	Ps.	14,112,626	Ps.	29,893,840

Changes in intangible assets with finite useful lives in 2018 and 2017, were as follows:

	2018
									Payments for		Other
							Subscriber		Renewal of		Intangible
	Trademarks		Concessions		Licenses		Lists		Concessions		Assets		Total
Cost:
Balance at beginning of period	Ps.	1,891,306	Ps.	553,505	Ps.	7,470,669	Ps.	6,203,875	Ps.	244,692	Ps.	3,696,000	Ps.	20,060,047
Additions	—		—		1,597,749		—		5,754,543		428,448		7,780,740
Acquisition of Axtel	—		—		—		2,581,713		—		—		2,581,713
Retirements	—		—		(2,625)		—		(5,344)		(24,563)		(32,532)
Effect of translation	—		—		(211)		(165)		—		(135)		(511)
Balance at end of period	1,891,306		553,505		9,065,582		8,785,423		5,993,891		4,099,750		30,389,457
Amortization:
Balance at beginning of period	(1,096,959)		(110,701)		(4,672,961)		(5,404,722)		(7,703)		(2,774,407)		(14,067,453)
Amortization of the year	(472,827)		(110,701)		(1,264,172)		(703,694)		(8,140)		(40,125)		(2,599,659)
Other amortization of the year (1)	—		—		—		—		—		(444,679)		(444,679)
Retirements	—		—		2,320		—		389		23,365		26,074
Effect of translation	—		—		166		165		—		343		674
Balance at end of period	(1,569,786)		(221,402)		(5,934,647)		(6,108,251)		(15,454)		(3,235,503)		(17,085,043)
	Ps.	321,520	Ps.	332,103	Ps.	3,130,935	Ps.	2,677,172	Ps.	5,978,437	Ps.	864,247	Ps.	13,304,414

	2017
							Subscriber		Payments for Renewal of		Other Intangible
	Trademarks		Concessions		Licenses		Lists		Concessions		Assets		Total
Cost:
Balance at beginning of period	Ps.	1,891,306	Ps.	—	Ps.	6,504,450	Ps.	6,207,195	Ps.	111,636	Ps.	3,557,864	Ps.	18,272,451
Additions	—		—		1,222,802		—		133,056		425,710		1,781,568
Retirements	—		—		(257,513)		—		—		(274,815)		(532,328)
Transfers and reclassifications	—		553,505		—		—		—		—		553,505
Effect of translation	—		—		930		(3,320)		—		(12,759)		(15,149)
Balance at end of period	1,891,306		553,505		7,470,669		6,203,875		244,692		3,696,000		20,060,047
Amortization:
Balance at beginning of period	(624,132)		—		(3,799,002)		(4,481,366)		(1,413)		(2,240,237)		(11,146,150)
Amortization of the year	(472,827)		(110,701)		(1,116,080)		(926,676)		(7,879)		(30,077)		(2,664,240)
Other amortization of the year (1)	—		—		—		—		—		(504,674)		(504,674)
Retirements	—		—		236,111		—		—		3,351		239,462
Reclassifications	—		—		4,673		—		1,589		(6,262)		—
Effect of translation	—		—		1,337		3,320		—		3,492		8,149
Balance at end of period	(1,096,959)		(110,701)		(4,672,961)		(5,404,722)		(7,703)		(2,774,407)		(14,067,453)
	Ps.	794,347	Ps.	442,804	Ps.	2,797,708	Ps.	799,153	Ps.	236,989	Ps.	921,593	Ps.	5,992,594

(1) Other amortization of the year relates primarily to amortization of soccer player rights, which is included in consolidated cost of sales.

All of the amortization charges are presented in Note 20.

The changes in the net carrying amount of goodwill, indefinite-lived trademarks and concessions for the year ended December 31, 2018 and 2017, were as follows:

	Balance as of January 1, 2018		Acquisitions		Retirements		Foreign Currency Translation Adjustments		Impairment Adjustments		Transfers		Balance as of December 31, 2018
Goodwill:
Content	Ps.	241,973	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	241,973
Cable	13,793,684		1,000		—		—		—		—		13,794,684
Other Businesses	76,969		—		—		—		—		—		76,969
	Ps.	14,112,626	Ps.	1,000	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	14,113,626

Indefinite-lived trademarks (see Note 3):
Cable	Ps.	368,603	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	368,603
Other Businesses		246,544		—		—		12		(135,750)		—		110,806
	Ps.	615,147	Ps.	—	Ps.	—	Ps.	12	Ps.	(135,750)	Ps.	—	Ps.	479,409

Indefinite-lived concessions (see Note 3):
Cable	Ps.	15,070,025	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,070,025
Sky		96,042		—		—		—		—		—		96,042
	Ps.	15,166,067	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,166,067

	Balance as of January 1, 2017		Acquisitions		Retirements		Foreign Currency Translation Adjustments		Impairment Adjustments		Transfers		Balance as of December 31, 2017
Goodwill:
Content	Ps.	241,973	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	241,973
Cable		13,793,684		—		—		—		—		—		13,793,684
Other Businesses		76,969		—		—		—		—		—		76,969
	Ps.	14,112,626	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	14,112,626

Indefinite-lived trademarks (see Note 3):
Cable	Ps.	368,603	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	368,603
Other Businesses		407,669		—		(71,157)		(371)		(89,597)		—		246,544
	Ps.	776,272	Ps.	—	Ps.	(71,157)	Ps.	(371)	Ps.	(89,597)	Ps.	—	Ps.	615,147

Indefinite-lived concessions (see Note 3):
Content	Ps.	553,505	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(553,505)	Ps.	—
Cable		15,070,025		—		—		—		—		—		15,070,025
Sky		96,042		—		—		—		—		—		96,042
	Ps.	15,719,572	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(553,505)	Ps.	15,166,067

During the second half of 2018 and 2017, the Group monitored the market associated with its Publishing business, which is classified into the Other Businesses segment, which has experienced a general slow-down in Latin America. Accordingly, the Group reduced its cash flow expectations for some of its foreign operations. As a result, the Group compared the fair value of the intangible assets in the reporting units with the related carrying value and recorded an aggregate impairment charge in connection with trademarks of Ps.135,750 and Ps.89,597, in other expense, net, in the consolidated statements of income for the years ended December 31, 2018 and 2017, respectively.

The key assumptions used for fair value calculations of goodwill and intangible assets in 2018, were as follows (see Note 14):

	Other Businesses		Cable
	Minimum	Maximum	Minimum	Maximum
Long-term growth rate	1.00%	5.90%	3.50%	3.50%
Discount rate	14.30%	14.60%	11.00%	11.50%

The key assumptions used for fair value calculations of goodwill and intangible assets in 2017, were as follows (see Note 14):

	Other Businesses		Cable
	Minimum	Maximum	Minimum	Maximum
Long-term growth rate	2.30%	3.70%	2.40%	2.40%
Discount rate	12.30%	14.80%	10.00%	12.50%

Management has identified that a reasonably possible change in the key assumptions identified above could cause the carrying amount to exceed in 2018 the recoverable amount of one of the five CGUs with indefinite-life intangible assets tested for impairment. The change required for the carrying amount to equal the recoverable amount is a 5% increase in the discount rate (equivalent to a 50 basis point change) or a 4.5% decrease in the long term growth rate (equivalent to a 15 basis point change).

As described in Note 2 (k), beginning in the third quarter of 2015, the Company’s management estimated the remaining useful life of four years for acquired trademarks in specific locations of Mexico in connection with the migration to an internally developed trademark in the Group’s Cable segment. Amortization of trademarks with a finite useful life amounted to Ps.472,827 for each of the years ended December 31, 2018 and 2017. Final amortization of these trademarks for the year ending December 31, 2019 is estimated in the amount of Ps.321,520.

During the fourth quarter of 2017, the Company’s management reviewed the useful life of certain Group’s television concessions accounted for as intangible assets in conjunction with the payment made in 2018 for renewal of concessions expiring in 2021, which amount was determined by the IFT before the renewal date (see Note 2 (b)). Based on such review, the Group classified these concessions as intangible assets with a finite useful life and began to amortize the related net carrying amount of Ps.553,505 in a period ending in 2021. Amortization of these concessions with a finite useful life amounted to Ps.110,701 for each of the years ended December 31, 2018 and 2017. Assuming a remaining useful life of five years, amortization of these concessions in future years is estimated in the following amounts:

	Year ended December 31,
2019	Ps.	110,701
2020	110,701
2021	110,701

13.  Debt, Finance Lease Obligations and Other Notes Payable

Debt, finance lease obligations and other notes payable outstanding as of December 31, 2018 and 2017, were as follows:

	2018										Effective	2017
			Finance		Principal, Net of		Interest				Interest
	Principal		Costs		Finance Costs		Payable		Total		Rate	Total
U.S. dollar Senior Notes:
6.625% Senior Notes due 2025 (1)	Ps.	11,803,800	Ps.	(239,434)	Ps.	11,564,366	Ps.	221,567	Ps.	11,785,933	7.10%	Ps.	11,767,246
4.625% Senior Notes due 2026 (1)	5,901,900		(34,359)		5,867,541		—		5,867,541		5.03%	5,986,123
8.50% Senior Notes due 2032 (1)	5,901,900		(23,402)		5,878,498		153,286		6,031,784		9.01%	6,039,897
6.625% Senior Notes due 2040 (1)	11,803,800		(133,223)		11,670,577		34,756		11,705,333		7.05%	12,044,646
5% Senior Notes due 2045 (1)	19,673,000		(446,794)		19,226,206		142,083		19,368,289		5.39%	19,383,708
6.125% Senior Notes due 2046 (1)	17,705,700		(128,859)		17,576,841		254,519		17,831,360		6.49%	18,053,545
Total U.S. dollar debt	72,790,100		(1,006,071)		71,784,029		806,211		72,590,240			73,275,165

Mexican peso debt:
7.38% Notes due 2020 (2)	10,000,000		(12,931)		9,987,069		118,900		10,105,969		7.43%	10,107,116
TIIE + 0.35% Notes due 2021 (2)	6,000,000		(4,827)		5,995,173		—		5,995,173		8.72%	6,015,006
TIIE + 0.35% Notes due 2022 (2)	5,000,000		(5,889)		4,994,111		—		4,994,111		8.73%	5,006,345
8.79% Notes due 2027 (2)	4,500,000		(20,840)		4,479,160		92,295		4,571,455		8.84%	4,567,997
8.49% Senior Notes due 2037 (1)	4,500,000		(13,353)		4,486,647		31,838		4,518,485		8.94%	4,517,759
7.25% Senior Notes due 2043 (1)	6,500,000		(57,828)		6,442,172		39,271		6,481,443		7.92%	6,480,383
Bank loans (3)	6,000,000		(28,503)		5,971,497		—		5,971,497		9.77%	5,970,450
Bank loans (Sky) (4)	5,500,000		—		5,500,000		24,133		5,524,133		7.11%	5,514,854
Bank loans (TVI) (5)	2,334,538		(2,419)		2,332,119		7,361		2,339,480		9.44%	2,641,923
Total Mexican peso debt	50,334,538		(146,590)		50,187,948		313,798		50,501,746			50,821,833
Total debt (6)	123,124,638		(1,152,661)		121,971,977		1,120,009		123,091,986			124,096,998
Less: Current portion of long-term debt	989,156		(794)		988,362		1,120,009		2,108,371			2,103,870
Long-term debt, net of current portion	Ps.	122,135,482	Ps.	(1,151,867)	Ps.	120,983,615	Ps.	—	Ps.	120,983,615		Ps.	121,993,128

Finance lease obligations:
Satellite transponder lease obligation (7)	Ps.	4,569,773	Ps.	—	Ps.	4,569,773	Ps.	—	Ps.	4,569,773	7.30%	Ps.	4,938,049
Other (8)		748,171		—		748,171		—		748,171	6.29%		684,725
Total finance lease obligations		5,317,944		—		5,317,944		—		5,317,944			5,622,774
Less: Current portion		651,832		—		651,832		—		651,832			580,884
Finance lease obligations, net of current portion	Ps.	4,666,112	Ps.	—	Ps.	4,666,112	Ps.	—	Ps.	4,666,112		Ps.	5,041,890

Other notes payable:
Total other notes payable (9)	Ps.	2,576,874	Ps.	—	Ps.	2,576,874	Ps.	—	Ps.	2,576,874	3.00%	Ps.	3,684,060
Less: Current portion		1,288,437		—		1,288,437		—		1,288,437			1,178,435
Other notes payable, net of current portion	Ps.	1,288,437	Ps.	—	Ps.	1,288,437	Ps.	—	Ps.	1,288,437		Ps.	2,505,625

(1) The Senior Notes due between 2025 and 2046, in the aggregate outstanding principal amount of U.S.$3,700 million and Ps.11,000,000, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045 and 2046, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26% and 6.44% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043 and 2046, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045 and 2046 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, and 99.677%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227% and 6.147%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045 and 2046 are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”). In December 2017, the Company prepaid the principal outstanding amount of U.S.$500 million Senior Notes due 2018 at an aggregate redemption price of Ps.9,841,716 (U.S.$511.7 million), which included related fees and accrued and unpaid interest at the redemption date (see Note 22).

(2) In 2010, 2014, 2015 and October 2017, the Company issued Notes (“Certificados Bursátiles”) due 2020, 2021, 2022 and 2027, respectively, through the BMV in the aggregate principal amount of Ps.10,000,000, Ps.6,000,000, Ps.5,000,000 and Ps.4,500,000, respectively. Interest rate on the Notes due 2020 is 7.38% per annum and is payable semi-annually. Interest rate on the Notes due 2021 and 2022 is the TIIE plus 35 basis points per annum and is payable every 28 days. Interest rate on the Notes due 2027 is 8.79% per annum and is payable semi-annually. The Company may, at its own option, redeem the Notes due 2020 and 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The Company may, at its own option, redeem the Notes due 2021 and 2022, in whole or in part, at any date at a redemption price equal to the greater of the principal amount of the outstanding Notes and an average price calculated from prices to be provided at the redemption date by two Mexican financial pricing companies. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(3) In November and December 2017, the Company entered into long-term credit agreements with three Mexican banks, in the aggregate principal amount of Ps.6,000,000, and an annual interest rate payable on a monthly basis of 28-day TIIE plus a range between 125 and 130 basis points , and principal maturities between 2022 and 2023. The proceeds of these loans were used primarily for the prepayment in full of the Senior Notes due 2018. Under the terms of these loan agreements, the Company is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions. In 2016 includes a long-term credit agreement entered into by the Company with a Mexican bank in the principal amount of Ps.1,250,000 with principal maturities between 2017 and 2018, and an annual interest rate payable on a monthly basis of 28-day TIIE plus 117.5 basis points. The Company prepaid the remaining principal amount of this credit agreement in fourth quarter of 2017, in the aggregate amount of Ps.629,311, which included accrued and unpaid interest.

(4) In March 2016, Sky: (i) entered into long-term debt agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities between 2021 and 2023, and interest payable on a monthly basis with an annual interest rate in the range of 7.0% and 7.13%; and (ii) prepaid to the Company an outstanding amount in connection with a long-term loan in the principal amount of Ps.3,500,000.

(5) In 2018 and 2017, included outstanding balances in the aggregate principal amount of Ps.2,334,538 and Ps.2,642,027, respectively, in connection with credit agreements entered into by TVI with Mexican banks, with maturities between 2018 and 2022, bearing interest at an annual rate of TIIE plus a range between 100 and 125 basis points, which is payable on a monthly basis. Under the terms of these credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.

(6) Total debt as of December 31, 2017, is presented net of unamortized finance costs in the aggregate amount of Ps.1,250,746, interest payable in the aggregate amount of Ps.1,796,847.

(7) Under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010, Sky is obligated to pay at an annual interest rate of 7.30%, a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years or; (b) the date IS-21 is taken out of service (see Note 11).

(8) Includes minimum lease payments of property and equipment under leases that qualify as finance leases. In 2018 and 2017, includes Ps.691,591 and Ps.571,420, respectively, in connection with a lease agreement entered into by a subsidiary of the Company and GTAC, for the right to use certain capacity of a telecommunications network through 2029 (see Note 19). This lease agreement provides for annual payments through 2028. Other finance leases have terms which expire at various dates between 2018 and 2020.

(9) Notes payable issued by the Group in 2016, in connection with the acquisition of a non-controlling interest in TVI. In 2018 and 2017, cash payments to be made between 2018 and 2020 related to these notes payable amounted to an aggregate of Ps.2,624,375 and Ps.3,808,395, respectively, including interest of Ps.249,375 and Ps.316,395, respectively (see Note 3). Accumulated accrued interest for this transaction amounted to Ps.201,875 and Ps.192,060, as of December 31, 2018 and 2017, respectively. This was regarded as a Level 2 debt, which was fair valued using a discounted cash flow approach, which discounts the contractual cash flows using discount rates derived from observable market price of other quoted debt instruments. In March 2017, the Group prepaid a portion of the outstanding other notes payable with original maturities in August 2017 and 2018, for an aggregate amount of Ps.1,292,438, which included accrued interest at the payment date.

As of December 31, 2018, the Group has complied with the covenants contained in the debt agreements.

As of December 31, 2018 and 2017, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group’s investments in UHI and the investment in Open Ended Fund (hedged items) were as follows (see Notes 2 (e) and 4):

	December 31, 2018				December 31, 2017
Hedged Items	Millions of U.S. dollars		Thousands of Mexican pesos		Millions of U.S. dollars		Thousands of Mexican pesos
Investment in shares of UHI (net investment hedge)	U.S.$	421.2	Ps.	8,285,286	U.S.$	413.3	Ps.	8,144,843
Warrants issued by UHI (foreign currency fair value hedge)	1,775.1		34,921,530		1,847.0		36,395,183
Open Ended Fund (foreign currency fair value hedge)	389.5		7,662,726		180.0		3,546,918
Total	U.S.$	2,585.8	Ps.	50,869,542	U.S.$	2,440.3	Ps.	48,086,944

The foreign exchange gain or loss derived from the Company’s U.S. dollar denominated long-term debt designated as a hedge, for the years ended December 31, 2018 and 2017, is analyzed as follows (see Notes 9 and 22):

	Year Ended		Year Ended
Foreign Exchange Gain or Loss Derived from Senior Notes Designated as Hedging Instruments	December 31, 2018		December 31, 2017
Recognized in:
Comprehensive income	Ps.	(189,213)	Ps.	2,050,599
Total foreign exchange (loss) gain derived from hedging Senior Notes	Ps.	(189,213)	Ps.	2,050,599

Offset against:
Foreign currency translation loss derived from the hedged net investment in shares of UHI	Ps.	(1,958)	Ps.	(260,133)
Foreign exchange loss derived from hedged warrants issued by UHI		(125,955)		(1,622,976)
Foreign exchange gain (loss) derived from the hedged Open Ended Fund		317,126		(167,490)
Total foreign currency translation and foreign exchange gain (loss) derived from hedged assets	Ps.	189,213	Ps.	(2,050,599)

Maturities of Debt and Finance Lease Obligations

Debt maturities for the years subsequent to December 31, 2018, are as follows:

			Unamortized
	Nominal		Finance Costs
2019	Ps.	989,156	Ps.	(794)
2020	10,492,489		(13,420)
2021	7,992,489		(5,150)
2022	11,860,404		(23,107)
2023	3,500,000		(12,097)
Thereafter	88,290,100		(1,098,093)
	Ps.	123,124,638	Ps.	(1,152,661)

Future minimum payments under finance lease obligations for the years subsequent to December 31, 2018, are as follows:

2019	Ps.	1,046,000
2020	927,260
2021	795,775
2022	770,062
2023	770,680
Thereafter	2,849,044
	7,158,821
Less: Amount representing interest	1,840,877
	Ps.	5,317,944

A reconciliation of long-term debt and finance lease obligations arising from financing activities in the Group’s consolidated statement of cash flows for the year ended December 31, 2018 and 2017, is as follows:

			Cash Flow				Non-Cash Changes
	Balance as of January 1, 2018		New Debt		Payments		New Debt		Foreign Exchange Income		Interest		Balance as of December 31, 2018
Debt	Ps.	123,550,897	Ps.	—	Ps.	(307,489)	Ps.	—	Ps.	(118,770)	Ps.	—	Ps.	123,124,638
Satellite transponder lease obligations	4,938,049		—		(360,820)		—		(7,456)		—		4,569,773
Finance lease obligations	684,725		—		(179,628)		208,828		—		34,246		748,171
Total debt and lease obligations	Ps.	129,173,671	Ps.	—	Ps.	(847,937)	Ps.	208,828	Ps.	(126,226)	Ps.	34,246	Ps.	128,442,582

			Cash Flow				Non-Cash Changes
	Balance as of January 1, 2017		New Debt		Payments		New Debt		Foreign Exchange Income		Interest		Balance as of December 31, 2017
Debt	Ps.	128,288,206	Ps.	10,500,000	Ps.	(11,094,159)	Ps.	—	Ps.	(4,143,150)	Ps.	—	Ps.	123,550,897
Satellite transponder lease obligations	5,522,565		—		(351,335)		—		(233,181)		—		4,938,049
Finance lease obligations	869,261		—		(218,376)		—		—		33,840		684,725
Total debt and lease obligations	Ps.	134,680,032	10,500,000		(11,663,870)		Ps.	—	Ps.	(4,376,331)	Ps.	33,840	Ps.	129,173,671
Finance cost			(50,042)		—
Expense on Senior Notes prepayment			—		(158,496)
Cash in financing activities			Ps.	10,449,958	Ps.	(11,822,366)

During 2018, the Company executed a revolving credit facility with a syndicate of banks, for up to an amount equivalent to U.S.$618 million payable in Mexican pesos, for a three-year term. The funds may be used for the repayment of existing indebtedness and such other general corporate purposes as may be authorized by the Board of Directors of the Company.

14.  Financial Instruments.

The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, temporary investments, accounts and notes receivable, a long-term loan receivable from GTAC, warrants that are exercisable for UHI’s common stock, non- current investments in debt and equity securities, and in securities in the form of an open-ended fund, accounts payable, outstanding debt, finance lease obligations, other notes payable, and derivative financial instruments. For cash and cash equivalents, temporary investments, accounts receivable, accounts payable, and short-term notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities are based on quoted market prices.

The fair value of long-term loans that the Group borrowed from leading Mexican banks (see Note 13), has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of non-current investments in financial instruments, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

The carrying and estimated fair values of the Group’s non-derivative financial instruments as of December 31, 2018 and 2017, were as follows:

	2018				2017
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Cash and cash equivalents	Ps.	32,068,291	Ps.	32,068,291	Ps.	38,734,949	Ps.	38,734,949
Temporary investments	30,992		30,992		6,013,678		6,013,678
Trade notes and accounts receivable, net	19,748,850		19,748,850		24,727,073		24,727,073
Warrants issued by UHI (see Note 9)	34,921,530		34,921,530		36,395,183		36,395,183
Long-term loan and interest receivable from GTAC (see Note 10)	817,605		824,540		929,516		937,137
Other financial instruments (see Note 9)	—		—		287,605		284,443
Open Ended Fund (see Note 9)	7,662,726		7,662,726		7,297,577		7,297,577
Other equity instruments (see Note 9)	6,545,625		6,545,625		—		—
Other financial assets (see Note 9)	72,612		72,612		—		—
Liabilities:
Senior Notes due 2025, 2032 and 2040	Ps.	29,509,500	Ps.	33,110,013	Ps.	29,557,650	Ps.	36,635,229
Senior Notes due 2045	19,673,000		17,317,748		19,705,100		20,068,856
Senior Notes due 2037 and 2043	11,000,000		7,905,625		11,000,000		9,171,610
Senior Notes due 2026 and 2046	23,607,600		24,051,128		23,646,120		27,294,835
Notes due 2020	10,000,000		9,605,700		10,000,000		9,702,300
Notes due 2021	6,000,000		5,956,506		6,000,000		6,090,900
Notes due 2022	5,000,000		4,941,430		5,000,000		5,063,300
Notes due 2027	4,500,000		4,027,275		4,500,000		4,442,940
Short and long-term notes payable to Mexican banks	13,834,538		13,551,620		14,142,027		13,917,175
Finance lease obligations	5,317,944		5,121,534		5,622,774		5,360,933
Other notes payable	2,576,874		2,430,667		3,684,060		3,319,414

The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of December 31, 2018 and 2017, were as follows:

December 31, 2018: Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)		Maturity Date
Assets:
Derivatives recorded as accounting hedges (cash flow hedges):
TVI’s interest rate swap (a)	Ps.	37,251	Ps.	1,188,667	April 2019 through May 2022
TVI’s interest rate swap (b)	32,267		Ps.	1,145,871	April 2022
Interest rate swap (c)	340,153		Ps.	6,000,000	April 2021
Interest rate swap (d)	299,560		Ps.	5,000,000	May 2022
Interest rate swap (e)	85,073		Ps.	2,000,000	October 2022
Interest rate swap (f)	63,420		Ps.	1,500,000	October 2022
Interest rate swap (g)	76,876		Ps.	2,500,000	February 2023
Forward (h)	100,922		U.S.$	224,000	January 2019 through November 2019
Total assets	Ps.	1,035,522
Liabilities:
Derivatives not recorded as accounting hedges:
TVI’s forward (i)	Ps.	10,255	U.S.$	75,000	January 2019 through October 2019
Empresas Cablevisión’s forward (j)	10,518		U.S.$	82,000	January 2019 through October 2019
Sky’s forward (k)	27,309		U.S.$	38,600	January 2019 through August 2019
Forward (l)	99,979		U.S.$	491,400	January 2019 through October 2019
Total liabilities	Ps.	148,061

			Notional
			Amount
December 31, 2017:	Carrying		(U.S. Dollars in
Derivative Financial Instruments	Value		Thousands)		Maturity Date
Assets:
Derivatives not recorded as accounting hedges:
TVI’s options (m)	Ps.	100,700	U.S.$	96,250	December 2018
Empresas Cablevisión’s options (n)	110,137		U.S.$	115,000	December 2018
Options (o)	795,010		U.S.$	779,250	December 2018
Forward (l)	397,037		U.S.$	230,400	January 2018 through December 2018
Derivatives recorded as accounting hedges (cash flow hedges):
TVI’s interest rate swap (a)	61,997		Ps.	1,296,783	April 2019 through May 2022
TVI’s interest rate swap (b)	22,112		Ps.	1,370,868	April 2022
Interest rate swap (c)	344,958		Ps.	6,000,000	April 2021
Interest rate swap (d)	241,561		Ps.	5,000,000	May 2022
Interest rate swap (e)	43,222		Ps.	2,000,000	October 2022
Interest rate swap (f)	31,906		Ps.	1,500,000	October 2022
Interest rate swap (g)	3,077		Ps.	1,000,000	February 2023
Forward (h)	112,157		U.S.$	224,000	January 2018 through November 2018
Total assets	Ps.	2,263,874

(a)

TVI has entered into several derivative transaction agreements (interest rate swaps) with two financial institutions from August 2013 through May 2022 to hedge the variable interest rate exposure resulting from Mexican peso loans of a total principal amount of Ps.1,188,667 and Ps.1,296,783, as of December 31, 2018 and 2017, respectively. Under these agreements, the Company receives monthly payments based on aggregate notional amounts of Ps.1,188,667 and Ps.1,296,783 and makes payments based on the same notional amount at annual fixed rate of in the range of 4.850% and 5.585%. TVI has recognized the change in fair value of this transaction as an accounting hedge, and recorded a (loss) gain of Ps.(21,722) and Ps.3,024 in other comprehensive income or loss as of December 31, 2018 and 2017, respectively. In the years ended as of December 31, 2018 and 2017, TVI recorded a gain of Ps.33,692 and Ps.10,204, respectively, in consolidated other finance income or expense.

(b)

In March and April 2017, TVI entered into several derivative transaction agreements (interest rate swaps) with two financial institutions through April 2022 to hedge the variable interest rate exposure resulting from Mexican peso loan of a total principal amount of Ps.1,145,871 and Ps.1,370,868 as of December 31, 2018 and 2017, respectively. Under these agreements, the Company receives monthly payments based on aggregate notional amounts of Ps.1,145,871 and Ps.1,370,868 as of December 31, 2018 and 2017, respectively, at an annual variable rate of 28-days TIIE and makes monthly payments based on the same notional amounts at an annual fixed rate of 7.2663%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a gain of Ps.32,267 and Ps.22,112 in other comprehensive income or loss as of December 31, 2018 and 2017, respectively. TVI recorded a gain (loss) of Ps.8,881 and Ps.(459) for this transaction agreement in consolidated other finance income or expense as of December 31, 2018 and 2017, respectively.

(c)

The Company has entered into a derivative transaction agreement (interest rate swap) through April 2021 to hedge the variable interest rate exposure resulting from TIIE plus 0.35% Notes due 2021. Under this transaction, the Company receives 28-day TIIE payments based on a principal amount of Ps.6,000,000 and makes 28-day payments based on the same notional amount at an annual fixed rate of 5.9351%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative gain of Ps.340,153 and Ps.344,958 in other comprehensive income or loss as of December 31, 2018 and 2017, respectively. In the years ended December 31, 2018 and 2017, the Company recorded a gain of Ps.119,975 and Ps.58,278, respectively, for this transaction agreement in consolidated other finance income or expense.

(d)

In January, February and March 2017, January and February 2016, and June 2015, the Company entered into derivative transaction agreements (interest rate swaps) through May 2022 to hedge the variable interest rate exposure resulting from TIIE plus 0.35% Notes due 2022. Under these transactions, the Company receives 28-day TIIE payments based on a principal amount of Ps.5,000,000, as of December 31, 2018 and 2017, respectively, and makes 28-day payments based on the same notional amount at an annual weighted average fixed rate of 6.5716%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative gain of Ps.299,560 and Ps.241,561 in other comprehensive income or loss as of December 31, 2018, and 2017, respectively. In the years ended December 31, 2018 and 2017, the Company recorded a gain of Ps.69,483 and Ps.26,457, respectively, for this transaction agreement in consolidated other finance income or expense.

(e)

In November 2017, the Company entered into a derivative transaction agreement (interest rate swap) through October 2022 to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.2,000,000. Under this transaction, the Company receives monthly payments based on an aggregate notional amount of Ps.2,000,000, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.3275%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative gain of Ps.85,073 and Ps.43,222 in other comprehensive income or loss as of December 31, 2018 and 2017, respectively. In 2018, the Company recorded a gain of Ps.12,374 in consolidated other finance income or expense.

(f)

In November and December 2017, the Company entered into a derivative transaction agreement (interest rate swap) through October 2022 to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.1,500,000. Under this transaction, the Company receives monthly payments based on an aggregate notional amount of Ps.1,500,000, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.35%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative gain of Ps.63,420 and Ps.31,906, in other comprehensive income or loss as of December 31, 2018 and 2017, respectively. In 2018, the Company recorded a gain of Ps.9,188 in consolidated other finance income or expense.

(g)

In January 2018 and December 2017, the Company entered into a derivative transaction agreement (interest rate swap) through February 2023 to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.2,500,000 and Ps.1,000,000 as of December 31, 2018 and 2017, respectively. Under this transaction, the Company receives monthly payments based on aggregate notional amounts of Ps.2,500,000 and Ps.1,000,000 as of December 31, 2018 and 2017, respectively, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amounts at an annual fixed rate of 7.7485% and 7.795%, respectively. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative gain of Ps.76,876 and Ps.3,077 in other comprehensive income or loss as of December 31, 2018 and 2017, respectively. In 2018, the Company recorded a gain of Ps.4,044 in consolidated other finance income or expense.

(h)

As of December 31, 2018 and 2017, the Company had entered into derivative contracts of foreign currency forward to fix the exchange rate for the purchase of U.S.$224.0 million and U.S.$224.0 million, respectively at an average exchange rate of Ps.19.6767 and Ps.19.6907, respectively. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative gain of Ps.100,922 and Ps.112,157 for this transaction agreement in other comprehensive income or loss as of December 31, 2018, and 2017, respectively. In 2018 and 2017, the Company recorded a loss of Ps.153,853 and Ps.292,326 in consolidated other finance income or expense, respectively.

(i) As of December 31, 2018, TVI had foreign currency contracts (forward) in the aggregate notional amount of U.S.$75.0 million at an average rate of Ps.20.3353. As a result of the change in fair value of these agreements, in the year ended December 31, 2018, the Company recorded a loss of Ps.10,255, in consolidated other finance income or expense.

(j) As of December 31, 2018, Empresas Cablevisión had foreign currency contracts (forward) in the aggregate notional amount of U.S.$82.0 million at an average rate of Ps.20.2554. As a result of the change in fair value of these agreements, in the year ended December 31, 2018, the Company recorded a loss of Ps.10,518, in consolidated other finance income or expense.

(k) As of December 31, 2018, Sky had foreign currency contracts (forward) in the aggregate notional amount of U.S.$38.6 million at an average rate of Ps.20.8264. As a result of the change in fair value of these agreements, in the year ended December 31, 2018, the Company recorded a loss of Ps.27,309, in consolidated other finance income or expense.

(l) As of December 31, 2018 and 2017, the Company had foreign currency contracts (forward) in the aggregate notional amount of U.S.$491.4 million and U.S.$230.4 million at an average rate of Ps.20.3561 and Ps.18.5439, respectively. As a result of the change in fair value of these agreements, in the years ended December 31, 2018 and 2017, the Company recorded a (loss) gain of Ps.(331,946) and Ps.397,037, in consolidated other finance income or expense, respectively.

(m) In July 2017, TVI entered into a derivative transaction agreement (“Call” and “Put” options) for a total principal amount of U.S.$96.3 million. As a result of the change in fair value of these agreements, in the years ended December 31, 2018 and 2017, TVI recorded a (loss) gain of Ps.(40,420) and Ps.70,409, respectively, in consolidated other finance income or expense.

(n) In July 2017, Empresas Cablevisión entered into a derivative transaction agreement (“Call” and “Put” options) for a total principal amount of U.S.$115.0 million. As a result of the change in fair value of these agreements, in the years ended December 31, 2018 and 2017, Empresas Cablevisión recorded a (loss) gain of Ps.(61,284) and Ps.80,464, respectively, in consolidated other finance income or expense.

(o) In July 2017, the Company entered into a derivative transaction agreement (“Call” and “Put” options) for a total principal amount of U.S.$779.3 million. As a result of the change in fair value of these agreements, in the years ended December 31, 2018 and 2017, the Company recorded a (loss) gain of Ps.(481,694) and Ps.558,280, respectively, in consolidated other finance income or expense.

Fair Value Measurement

Assets and Liabilities Measured at Fair Value on a Recurring Basis

All fair value adjustments as of December 31, 2018 and 2017, represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, the Group’s financial instruments are separated into three categories: temporary investments, investments in financial assets at FVOCIL and derivative financial instruments.

Financial assets and liabilities measured at fair value as of December 31, 2018 and 2017:

	Balance as of December 31,		Quoted Prices in Active Markets for Identical		Internal Models with Significant Observable		Internal Models with Significant Unobservable
	2018		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
Temporary investments	Ps.	30,992	Ps.	30,992	Ps.	—	Ps.	—
At FVOCIL:
Open Ended Fund	7,662,726		—		7,662,726		—
Other equity instruments	6,545,625		6,545,625		—		—
Other financial assets	72,612		72,612		—		—
Warrants issued by UHI	34,921,530		—		—		34,921,530
Derivative financial instruments	1,035,522		—		1,035,522		—
Total	Ps.	50,269,007	Ps.	6,649,229	Ps.	8,698,248	Ps.	34,921,530

Liabilities:
Derivative financial instruments	Ps.	148,061	Ps.	—	Ps.	148,061	Ps.	—
Total	Ps.	148,061	Ps.	—	Ps.	148,061	Ps.	—

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2017		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
Temporary investments	Ps.	6,013,678	Ps.	6,013,678	Ps.	—	Ps.	—
At FVOCIL:
Open Ended Fund	7,297,577		—		7,297,577		—
Warrants issued by UHI	36,395,183		—		—		36,395,183
Derivative financial instruments	2,263,874		—		2,263,874		—
Total	Ps.	51,970,312	Ps.	6,013,678	Ps.	9,561,451	Ps.	36,395,183

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the years ended December 31, 2018 and 2017:

	2018		2017
Balance at beginning of year:	Ps.	36,395,183	Ps.	38,298,606
Included in other comprehensive income	(1,473,653)		(1,903,423)
Balance at the end of year	Ps.	34,921,530	Ps.	36,395,183

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

Non-current Financial Assets

Investments in debt securities or with readily determinable fair values, are classified as non-current investments in financial instruments, and are recorded at fair value with unrealized gains and losses included in consolidated stockholders’ equity as accumulated other comprehensive result.

Non-current financial assets are generally valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. Such instruments are classified in Level 1, Level 2, and Level 3, depending on the observability of the significant inputs.

As of December 31, 2017 and 2016, the Group has made judgments and used several estimates and assumptions for determining the fair value calculations of the shares of common stock of Imagina. These estimates and assumptions include, among others, expected long-term growth rates and operating margins, which are used to calculate projected future cash flows. The Group also utilizes risk-adjusted discount rates to determine weighted average cost of capital. All of our estimates are based on historical data, internal estimates and observable external sources when available, and are consistent with the strategic plans of the underlying business.

Open Ended Fund

The Group has an investment in an Open Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the NAV per share as of such redemption date (see Notes 4 and 9).

UHI Warrants

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

Unobservable inputs used as of December 31, 2018, 2017 and 2016, included UHI stock’s spot price of U.S.$387, U.S.$402 and U.S.$404 per share, respectively, and UHI stock’s expected volatility of 36%, 32% and 32%, respectively.

Disclosures for Each Class of Assets and Liabilities Subject to Recurring Fair Value Measurements Categorized Within Level 3

The Corporate Finance Department of the Company has established rules for a proper portfolio asset classification according to the fair value hierarchy defined by the IFRS Standards. On a monthly basis, any new assets recognized in the portfolio are classified according to this criterion. Subsequently, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

Sensitivity analysis is performed on the Group’s investments with significant unobservable inputs (Level 3) in order to obtain a reasonable range of possible alternative valuations. This analysis is carried out by the Corporate Finance Department of the Company.

As of December 31, 2018 and 2017, the effect on consolidated income and consolidated equity of changing the main assumptions used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest or lowest value of the range reasonably possible, would be as follows:

			Potential Impact on
			Consolidated Income Statement				Potential Impact on Consolidated Equity
	Main Assumptions		Most Favorable Assumptions		Least Favorable Assumptions		Most Favorable Assumptions		Least Favorable Assumptions
Financial Assets Level 3	Used	Sensitivity	2018		2018		2018		2018
Warrants issued by UHI	Price per Share	+/-10%	Ps.	—	Ps.	—	Ps.	3,492,229	Ps.	(3,492,229)
Total			Ps.	—	Ps.	—	Ps.	3,492,229	Ps.	(3,492,229)

			Potential Impact on
			Consolidated Income Statement				Potential Impact on Consolidated Equity
	Main Assumptions		Most Favorable Assumptions		Least Favorable Assumptions		Most Favorable Assumptions		Least Favorable Assumptions
Financial Assets Level 3	Used	Sensitivity	2017		2017		2017		2017
Warrants issued by UHI	Price per Share	+/-10%	Ps.	—	Ps.	—	Ps.	3,639,595	Ps.	(3,639,595)
Total			Ps.	—	Ps.	—	Ps.	3,639,595	Ps.	(3,639,595)

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

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The majority of the Group’s non-financial instruments, which include goodwill, intangible assets, inventories, transmission rights and programming and property, plant and equipment, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur (or at least annually in the fourth quarter for goodwill and indefinite-lived intangible assets) such that a non-financial instrument is required to be evaluated for impairment, a resulting asset impairment would require that, the non-financial instrument be recorded at the lower of carrying amount or its recoverable amount.

The impairment test for goodwill involves a comparison of the estimated fair value of each of the Group’s reporting units to its carrying amount, including goodwill. The Group determines the fair value of a reporting unit using the higher between the value in use and the fair value less costs to sell, which utilize significant unobservable inputs (Level 3) within the fair value hierarchy. The impairment test for intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying value. The Group determines the fair value of the intangible asset using a discounted cash flow analysis, which utilizes significant unobservable inputs (Level 3) within the fair value hierarchy. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows for a period of time that comprise five years, as well as relevant comparable company earnings multiples for the market-based approach.

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

The Group used actuarial assumptions to determine the present value of defined benefit obligations, as follows:

	2018	2017
Discount rate	8.4%	7.6%
Salary scale	5.2%	5%
Inflation rate	3.7%	3.5%

Had the discount rate of 8.37% used by the Group in 2018 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase to Ps.2,601,278 as of December 31, 2018.

Had the discount rate of 7.6% used by the Group in 2017 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase to Ps.2,552,709 as of December 31, 2017.

The reconciliation between defined benefit obligations and post-employment benefit liability (asset) in the consolidated statements of financial position as of December 31, 2018 and 2017, is presented as follows:

			Seniority
	Pensions		Premiums		2018
Vested benefit obligations	Ps.	312,454	Ps.	305,475	Ps.	617,929
Unvested benefit obligations	1,721,772		137,826		1,859,598
Defined benefit obligations	2,034,226		443,301		2,477,527
Fair value of plan assets	1,108,176		406,854		1,515,030
Underfunded (overfunded) status of the plan assets	926,050		36,447		962,497
Post-employment benefit liability	Ps.	926,050	Ps.	36,447	Ps.	962,497

			Seniority
	Pensions		Premiums		2017
Vested benefit obligations	Ps.	394,788	Ps.	324,400	Ps.	719,188
Unvested benefit obligations	1,579,238		120,727		1,699,965
Defined benefit obligations	1,974,026		445,127		2,419,153
Fair value of plan assets	1,240,732		462,326		1,703,058
Underfunded (overfunded) status of the plan assets	733,294		(17,199)		716,095
Post-employment benefit liability (asset)	Ps.	733,294	Ps.	(17,199)	Ps.	716,095

The components of net periodic pensions and seniority premiums cost for the years ended December 31, consisted of the following:

	2018		2017
Service cost	Ps.	129,707	Ps.	132,055
Interest cost	170,653		149,100
Prior service cost for plan amendments	(8,613)		2,405
Interest of assets	(120,591)		(124,655)
Net cost	Ps.	171,156	Ps.	158,905

The Group’s defined benefit obligations, plan assets, funded status and balances in the consolidated statements of financial position as of December 31, 2018 and 2017, associated with post-employment benefits, are presented as follows:

			Seniority
	Pensions		Premiums		2018		2017
Defined benefit obligations:
Beginning of year	Ps.	1,974,026	Ps.	445,127	Ps.	2,419,153	Ps.	2,514,235
Service cost	81,411		48,296		129,707		132,055
Interest cost	137,784		32,869		170,653		149,100
Benefits paid	(104,176)		(79,320)		(183,496)		(569,490)
Remeasurement of post-employment benefit obligations	(44,654)		(5,223)		(49,877)		190,848
Past service cost	(10,165)		1,552		(8,613)		2,405
End of year	2,034,226		443,301		2,477,527		2,419,153
Fair value of plan assets:
Beginning of year	1,240,732		462,326		1,703,058		1,993,762
Return on plan assets	86,925		33,666		120,591		124,655
Remeasurement on plan assets	(115,515)		(31,448)		(146,963)		(93,809)
Benefits paid	(103,966)		(57,690)		(161,656)		(321,550)
End of year	1,108,176		406,854		1,515,030		1,703,058
Unfunded (overfunded) status of the plan assets	Ps.	926,050	Ps.	36,447	Ps.	962,497	Ps.	716,095

The changes in the net post-employment liability (asset) in the consolidated statements of financial position as of December 31, 2018 and 2017, are as follows:

			Seniority
	Pensions		Premiums		2018		2017
Beginning of net post-employment liability (asset)	Ps.	733,294	Ps.	(17,199)	Ps.	716,095	Ps.	520,473
Net periodic cost	122,105		49,051		171,156		158,905
Remeasurement of post-employment benefits	70,861		26,225		97,086		284,657
Benefits paid	(210)		(21,630)		(21,840)		(247,940)
Ending net post-employment liability	Ps.	926,050	Ps.	36,447	Ps.	962,497	Ps.	716,095

The post-employment benefits as of December 31, 2018 and 2017 and remeasurements adjustments for the years ended December 31, 2018 and 2017, are summarized as follows:

	2018		2017
Pensions:
Defined benefit obligations	Ps.	2,034,226	Ps.	1,974,026
Plan assets	1,108,176		1,240,732
Unfunded status of plans	926,050		733,294
Remeasurements adjustments (1)	70,861		84,929
Seniority premiums:
Defined benefit obligations	Ps.	443,301	Ps.	445,127
Plan assets	406,854		462,326
Unfunded status of plans	36,447		(17,199)
Remeasurements adjustments (1)	26,225		199,728

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

The weighted average asset allocation by asset category as of December 31, 2018 and 2017, was as follows:

	2018	2017
Equity securities (1)	29.1%	29.6%
Fixed rate instruments	70.9%	70.4%
Total	100.0%	100.0%

(1) Included within plan assets at December 31, 2018 and 2017, are shares of the Company held by the trust with a fair value of Ps.152,367 and Ps.227,004, respectively.

The weighted average expected long-term rate of return of plan assets of 8.37% and 7.6% were used in determining net periodic pension cost in 2018 and 2017, respectively. The rate used reflected an estimate of long-term future returns for the plan assets. This estimate was primarily a function of the asset classes (equities versus fixed income) in which the plan assets were invested and the analysis of past performance of these asset classes over a long period of time.

This analysis included expected long-term inflation and the risk premiums associated with equity investments and fixed income investments.

The following table summarizes the Group’s plan assets measured at fair value on a recurring basis as of December 31, 2018 and 2017:

	Balance as of		Quoted Prices in Active Markets for Identical		Internal Models with Significant Observable		Internal Models with Significant Unobservable
	December 31, 2018		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Common Stocks (1)	Ps.	152,367	Ps.	152,367	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)	208,565		208,565		—		—
Money market securities (3)	880,808		880,808		—		—
Other equity securities	273,290		273,290		—		—
Total investment assets	Ps.	1,515,030	Ps.	1,515,030	Ps.	—	Ps.	—

	Balance as of		Quoted Prices in Active Markets for Identical		Internal Models with Significant Observable		Internal Models with Significant Unobservable
	December 31, 2017		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Common Stocks (1)	Ps.	227,004	Ps.	227,004	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)	300,549		300,549		—		—
Money market securities (3)	912,626		912,626		—		—
Other equity securities	262,879		262,879		—		—
Total investment assets	Ps.	1,703,058	Ps.	1,703,058	Ps.	—	Ps.	—

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

The Group did not make contributions to its plan assets in 2018 and 2017, and does not expect to make significant contributions to its plan assets in 2019.

The weighted average durations of the defined benefit plans as of December 31, 2018 and 2017, were as follows:

	2018	2017
Seniority Premiums	8.4 years	7.9 years
Pensions	8.0 years	9.7 years

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

At December 31, 2018, shares of capital stock and CPOs consisted of (in millions):

	Authorized and	Repurchased by the	Held by a Company’s
	Issued (1) (4)	Company (2) (4)	Trust (3) (4)	Outstanding
Series “A” Shares	122,179.4	—	(5,972.2)	116,207.2
Series “B” Shares	58,019.7	—	(4,903.6)	53,116.1
Series “D” Shares	88,554.1	—	(4,051.2)	84,502.9
Series “L” Shares	88,554.1	—	(4,051.2)	84,502.9
Total	357,307.3	—	(18,978.2)	338,329.1
Shares in the form of CPOs	296,023.0	—	(13,542.8)	282,480.2
Shares not in the form of CPOs	61,284.3	—	(5,435.4)	55,848.9
Total	357,307.3	—	(18,978.2)	338,329.1
CPOs	2,530.1	—	(115.7)	2,414.4

(1) As of December 31, 2018 and 2017, the authorized and issued capital stock amounted to and Ps.4,907,765 and Ps.4,978,126, respectively (nominal Ps.2,459,154 and Ps.2,494,410, respectively).

(2) In 2018 and 2017, the Company repurchased, 2,977.6 million shares and 633.6 million shares, respectively, in the form of 25.5 million CPOs and 5.4 million CPOs, respectively, in the amount of Ps.1,541,180 and Ps.383,808, respectively, in connection with a share repurchase program that was approved by the Company’s stockholders and is exercised at the discretion of management.

(3) In connection with the Company’s Long-Term Retention Plan described below.

(4) On April 27, 2018, the Company’s stockholders approved to cancel in May 2018, 5,122.6 million shares of the Company’s capital stock in the form of 43.8 million CPOs, which were repurchased or acquired by the Company in 2017 and 2018.

A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2018 and 2017, is presented as follows (in millions):

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2017	116,283.3	53,800.8	85,592.1	85,592.1	341,268.3	2,445.5
Repurchased (1)	(135.3)	(119.1)	(189.6)	(189.6)	(633.6)	(5.4)
Acquired (2)	(698.1)	(614.4)	(977.4)	(977.4)	(3,267.3)	(27.9)
Released (2)	1,337.8	868.5	1,381.7	1,381.7	4,969.7	39.4
As of December 31, 2017	116,787.7	53,935.8	85,806.8	85,806.8	342,337.1	2,451.6
Repurchased (1)	(636.3)	(559.9)	(890.7)	(890.7)	(2,977.6)	(25.5)
Acquired (2)	(1,074.2)	(945.3)	(1,503.8)	(1,503.8)	(5,027.1)	(42.9)
Released (2)	1,130.0	685.5	1,090.6	1,090.6	3,996.7	31.2
As of December 31, 2018	116,207.2	53,116.1	84,502.9	84,502.9	338,329.1	2,414.4

(1) In connection with a share repurchase program.

(2) By a Company’s trust in connection with the Company’s Long-Term Retention Plan described below.

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

At December 31, 2018, the restated for inflation tax value of the Company’s common stock was Ps.50,195,168. In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 17).

Long-Term Retention Plan

The Company has adopted a Long-Term Retention Plan for the conditional sale of the Company’s capital stock to key Group officers and employees under a special purpose trust.

At the Company’s annual general ordinary stockholders’ meeting held on April 2, 2013, the Company’s stockholders approved that the number of CPOs that may be granted annually under the Long-Term Retention Plan shall be up to 1.5% of the capital of the Company. As of December 31, 2018, approximately 61.7 million CPOs or CPO equivalents that were transferred to Plan Participants were sold in the open market during 2016, 2017 and 2018. Additional sales will continue to take place during or after 2019.

The special purpose trust created to implement the Long-Term Retention Plan as of December 31, 2018 had approximately 162.2 million CPOs or CPO equivalents. This figure is net of approximately 37.0, 42.5 and 34.3 million CPOs or CPO equivalents vested in 2016, 2017 and 2018, respectively. Of the 162.2 million CPOs or CPO equivalents approximately 71% are in the form of CPOs and the remaining 29% are in the form of Series “A”, Series “B”, Series “D” and Series “L” Shares. As of December 31, 2018, approximately 97.4 million CPOs or CPO equivalents are held by a company trust and will become vested between 2019 and 2021 at prices ranging from Ps.85.70 to Ps.52.05 per CPO which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment Operating Income Before Depreciation and Amortization, or OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others. During the years ended December 31, 2018 and 2017, the Company made a funding for acquisition of shares in the aggregate amount of Ps.1,100,000 and Ps.2,500,000 respectively to the trust held for the Company’s Long-Term Retention Plan.

As of December 31, 2018, the designated Retention Plan trust owned approximately 2.6 million CPOs or CPOs equivalents, which have been reserved to a group of employees, and may be sold at a price at least of Ps.36.52 per CPO, subject to certain conditions, in vesting periods between 2019 and 2023.

The Group has determined its share-based compensation expense (see Note 2 (x)) by using the BSPM at the date on which the stock was conditionally sold to personnel under the Company’s Long-Term Retention Plan, on the following arrangements and weighted-average assumptions:

	Long-Term Retention Plan
Arrangements:
Year of grant	2014	2015	2016	2017	2018
Number of CPOs or CPOs equivalent granted	39,000	39,000	39,000	37,000	32,500
Contractual life	3 years	3 years	3 years	3 years	3 years
Assumptions:
Dividend yield	0.39%	0.33%	0.38%	0.38%	0.55%
Expected volatility (1)	19.07%	26.92%	27.60%	24.58%	25.38%
Risk-free interest rate	4.68%	4.61%	4.83%	7.04%	7.17%
Expected average life of awards	3.00 years	3.00 years	3.00 years	2.96 years	3.00 years

(1) Volatility was determined by reference to historically observed prices of the Company’s CPOs.

A summary of the stock conditionally sold to employees as of December 31, is presented below (in Mexican pesos and thousands of CPOs):

	2018		2017
	CPOs or CPOs Equivalent	Weighted-Average Exercise Price	CPOs or CPOs Equivalent	Weighted-Average Exercise Price
Long-Term Retention Plan:
Outstanding at beginning of year	157,915	79.75	146,293	75.85
Conditionally sold	32,500	52.05	37,000	85.70
Paid by employees	(6,897)	41.09	(21,962)	44.89
Forfeited	(4,467)	79.38	(3,416)	86.40
Outstanding at end of year	179,051	75.77	157,915	79.75
To be paid by employees at end of year	81,631	78.48	54,274	66.75

As of December 31, 2018 and 2017, the weighted-average remaining contractual life of the stock conditionally sold to employees under the Long- Term Retention Plan is 1.28 years.

17.       Retained Earnings and Accumulated Other Comprehensive Income

(a)         Retained Earnings:

	Legal Reserve		Unappropriated Earnings		Net Income for the Year		Retained Earnings
Balance at January 1, 2017	Ps.	2,139,007	Ps.	64,535,256	Ps.	3,721,406	Ps.	70,395,669
Appropriation of net income relating to 2016	—		3,721,406		(3,721,406)		—
Dividends paid relating to 2016	—		(1,084,192)		—		(1,084,192)
Sale of repurchased shares	—		(320,654)		—		(320,654)
Share-based compensation	—		1,468,337		—		1,468,337
Net income for the year 2017	—		—		4,524,496		4,524,496
Balance at December 31, 2017	2,139,007		68,320,153		4,524,496		74,983,656
Appropriation of net income relating to 2017	—		4,524,496		(4,524,496)		—
Cumulative adjustment for adoption of IFRS 9- Expected credit losses (see Note 27)	—		(167,028)		—		(167,028)
Cumulative adjustment for adoption of IFRS 9-New classification of financial instruments (see Note 27)	—		(827,932)		—		(827,932)
Cumulative adjustment for adoption of IFRS 15 (see Note 27)	—		1,599,452		—		1, 599,452
Acquisition of non-controlling interests	—		(183,041)		—		(183,041)
Dividends paid relating to 2017	—		(1,068,868)		—		(1,068,868)
Share cancellation	—		(2,694,201)		—		(2,694,201)
Sale of repurchased shares	—		(446,542)		—		(446,542)
Share—based compensation	—		1,305,999		—		1,305,999
Net income for the year 2018	—		—		6,009,414		6,009,414
Balance at December 31, 2018	Ps.	2,139,007	Ps.	70,362,488	Ps.	6,009,414	Ps.	78,510,909

In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. As of December 31, 2018 and 2017, the Company’s legal reserve amounted to Ps.2,139,007 and Ps.2,139,007, respectively and was classified into retained earnings in consolidated equity. As the legal reserve reached 20% of the capital stock amount, no additional increases were required in 2018, 2017 and 2016. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the Company’s stockholders.

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

In April 2018, the Company’s stockholders approved for the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in May 2018 in the aggregate amount of Ps.1,068,868 (see Note 16).

In February 2019, the Company’s Board of Directors approved a proposal for a dividend of Ps.0.35 per CPO payable in the second quarter of 2019, subject to approval of the Company’s stockholders.

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

As of December 31, 2018, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican income tax amounted to Ps.69,131,339.

(b)         Accumulated Other Comprehensive Income:

Exchange	Remeasurement	Derivative	Share of
Warrants	Differences on	of Post-	Financial	Income (Loss)
Other	Other	Exercisable	Translating	Employment	Instruments	of Associates
Open Ended	Equity	Financial	for Common	Foreign	Benefit	Cash Flow	and Joint
Changes	Fund	Instruments	Assets	Stock of UHI	Operations	Obligations	Hedges	Ventures	Income Tax	Total
Accumulated at January 1, 2016	Ps.	2,774,362	Ps.	—	Ps.	—	Ps.	3,303,182	Ps.	603,168	Ps.	(126,845)	Ps.	(218,949)	Ps.	311,229	Ps.	(1,388,593)	Ps.	5,257,554
Changes in other comprehensive income	(32,379)	—	—	(3,635,399)	660,181	(254,949)	789,208	(42,832)	1,220,400	(1,295,770)
Accumulated at December 31, 2016	2,741,983	—	—	(332,217)	1,263,349	(381,794)	570,259	268,397	(168,193)	3,961,784
Changes in other comprehensive income	1,008,675	—	—	(280,447)	387,698	(283,945)	231,758	(60,340)	(366,036)	637,363
Accumulated at December 31, 2017	3,750,658	—	—	(612,664)	1,651,047	(665,739)	802,017	208,057	(534,229)	4,599,147
Cumulative adjustment for adoption of IFRS 9-New classification of financial instruments (see Note 27)	—	1,182,760	—	—	—	—	—	—	(354,828)	827,932
Changes in other comprehensive income	215,957	603,766	(111)	(1,347,698)	(836,740)	(98,096)	174,532	(47,313)	336,111	(999,592)
Accumulated at December 31, 2018	Ps.	3,966,615	Ps.	1,786,526	Ps.	(111)	Ps.	(1,960,362)	Ps.	814,307	Ps.	(763,835)	Ps.	976,549	Ps.	160,744	Ps.	(552,946)	Ps.	4,427,487

18.       Non-controlling Interests

Non-controlling interests as of December 31, 2018 and 2017, consisted of:

	2018		2017
Capital stock	Ps.	1,157,533	Ps.	1,166,114
Additional paid-in capital	3,001,681		3,010,618
Legal reserve	164,849		166,694
Retained earnings from prior years (1) (2)	8,921,574		7,415,129
Net income for the year	1,605,856		2,053,026
Accumulated other comprehensive income (loss):
Cumulative result from foreign currency translation	167,109		189,401
Remeasurement of post-employment benefit obligations on defined benefit plans	(4,831)		(5,832)
	Ps.	15,013,771	Ps.	13,995,150

(1) In 2018, 2017 and 2016, the holding companies of the Sky segment paid a dividend to its equity owners in the aggregate amount of Ps.3,000,000, Ps.1,000,000 and Ps.1,000,000, respectively, of which Ps.1,240,002, Ps.413,334 and Ps.413,334, respectively, were paid to its non-controlling interest.

(2) In 2017 and 2016, the stockholders of Radiópolis approved the payment of a dividend in the amount of, Ps.90,000 and Ps.194,000, respectively, of which Ps.45,000 and Ps.97,000, respectively, were paid to its non-controlling interest.

Amounts of consolidated current assets, non-current assets, current liabilities and non-current liabilities of Sky and Empresas Cablevisión as of December 31, 2018 and 2017, are set forth as follows:

	Sky				Empresas Cablevisión
	2018		2017		2018		2017
Assets:
Current assets	Ps.	12,508,441	Ps.	9,674,314	Ps.	5,324,452	Ps.	4,198,306
Non-current assets	19,003,827		19,753,797		18,158,208		18,220,182
Total assets	31,512,268		29,428,111		23,482,660		22,418,488
Liabilities:
Current liabilities	4,948,165		3,357,249		4,603,918		4,502,789
Non-current liabilities	9,699,401		10,092,917		2,447,627		2,684,242
Total liabilities	14,647,566		13,450,166		7,051,545		7,187,031
Net assets	Ps.	16,864,702	Ps.	15,977,945	Ps.	16,431,115	Ps.	15,231,457

Amounts of consolidated net sales, net income and total comprehensive income of Sky and Empresas Cablevisión for the years ended December 31, 2018 and 2017, are set forth as follows:

	Sky				Empresas Cablevisión
	2018		2017		2018		2017
Net sales	Ps.	22,002,216	Ps.	22,196,629	Ps.	13,392,428	Ps.	12,527,621
Non-income	2,287,313		2,904,155		1,062,045		1,596,633
Total comprehensive income	2,237,380		2,780,519		1,060,834		1,595,548

As of December 31, 2018, the Group did not have dividends payable.

Amounts of consolidated summarized cash flows of Sky and Empresas Cablevisión for the years ended December 31, 2018 and 2017, are set forth as follows:

	Sky				Empresas Cablevisión
	2018		2017		2018		2017
Cash flows from operating activities	Ps.	9,122,533	Ps.	8,054,919	Ps.	4,390,549	Ps.	3,902,640
Cash flows from investing activities	(3,827,245)		(3,999,060)		(3,423,332)		(2,504,986)
Cash flows from financing activities	(3,962,763)		(2,094,281)		(472,995)		(708,730)
Net increase in cash and cash equivalents	Ps.	1,332,525	Ps.	1,961,578	Ps.	494,222	Ps.	688,924

19.       Transactions with Related Parties

The principal transactions carried out by the Group with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, for the years ended December 31, 2018, 2017 and 2016 were as follows:

	2018		2017		2016
Revenues, other income and interest income:
Royalties (Univision) (a)	Ps.	7,383,540	Ps.	5,930,238	Ps.	6,124,679
Programming production and transmission rights (b)	960,052		1,102,470		745,717
Telecom services (c)	17,951		—		5,593
Administrative services (d)	34,653		86,649		24,753
Advertising (e)	44,625		58,637		78,675
Interest income (f)	84,987		80,397		49,511
	Ps.	8,525,808	Ps.	7,258,391	Ps.	7,028,928
Costs and expenses:
Donations	Ps.	32,111	Ps.	143,470	Ps.	197,122
Administrative services (d)	20,403		15,816		31,335
Technical services (g)	138,262		67,752		104,030
Programming production, transmission rights and telecom (h)	1,298,197		490,698		479,251
	Ps.	1,488,973	Ps.	717,736	Ps.	811,738

(a) The Group receives royalties from Univision for programming provided pursuant to an amended PLA, pursuant to which Univision has the right to broadcast certain Televisa content in the United States for a term that commenced on January 1, 2011 and ends on the later of 2025 (or 2030 upon consummation of a qualified public equity offering of UHI by July 1, 2019) or 7.5 after the Group has sold two-thirds of its initial investment in UHI made in December 2010. The amended PLA includes a provision for certain yearly minimum guaranteed advertising, with a value of U.S.$46.6 million (Ps.891,990), U.S.$44.8 million (Ps.849,557) and U.S.$43.9 million (Ps.817,249) for the fiscal years 2018, 2017 and 2016, respectively, to be provided by Univision, at no cost, for the promotion of certain Group businesses. This advertising does not have commercial substance for the Group, as it is related to activities that are considered ancillary to Group’s normal operations in the United States (see Notes 3, 9 and 10).

(b) Services rendered to Univision in 2018, 2017 and 2016, and to Televisa CJ Grand in 2017 and 2016.

(c) Services rendered to a subsidiary of AT&T, Inc. (“AT&T”) and Univision in 2018, and to Univision and GTAC in 2016.

(d) The Group receives revenue from and is charged by affiliates for various services, such as: equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses.

(e) Advertising services rendered to OCEN, Univision and Editorial Clío, Libros y Videos, S.A. de C.V. (“Editorial Clío”) in 2018, 2017 and 2016, and to Televisa CJ Grand in 2017.

(f) Includes mainly interest income from GTAC.

(g) In 2018, 2017 and 2016, Sky received services from a subsidiary of AT&T, Inc. for play-out, uplink and downlink of signals.

(h) Paid mainly to Univision in 2018, 2017 and 2016. The Group pays royalties to Univision for programming provided pursuant to a Mexico License Agreement, under which the Group has the right to broadcast certain Univision’s content in Mexico for the same term as that of the PLA (see Notes 3, 9 and 10). It also includes payments by telecom services to GTAC in 2018, 2017 and 2016. In 2018 includes payments by transmission rights to AT&T.

Other transactions with related parties carried out by the Group in the normal course of business include the following:

(1)         A consulting firm controlled by a relative of one of the Company’s directors, has provided consulting services and research in connection with the effects of the Group’s programming on its viewing audience. Total fees for such services during 2018, 2017 and 2016 amounted to Ps.15,414, Ps.2,581 and Ps.16,291, respectively.

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

(4)         During 2018, 2017 and 2016, a professional services firm in which the current Secretary of the Company´s Board maintains an interest provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.26,547, Ps.33,316 and Ps.39,996, respectively.

(5)         During 2018, 2017 and 2016, a professional services firm in which two current directors of the Company maintain an interest provided finance advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.19,431, Ps.97,272 and Ps.19,300, respectively.

(6)         A current member of the Company’s Board serves as a member of the Board of a Mexican company, which controls the principal chain of convenience stores in Mexico. Such company entered into an agreement with the Group to sell online lottery tickets from the Group’s gaming business in its convenience stores. Total fees for such services during 2017 and 2016 amounted to Ps.2,391 and Ps.5,766, respectively. This agreement concluded in November 2017.

(7)         In 2018, 2017 and 2016, the Group entered into contracts leasing office space directly or indirectly from certain of our directors and officers for an aggregate annual amount of approximately Ps.28,155, Ps.26,963 and Ps.26,538, respectively. Management believes that the terms of these leases are comparable to terms that the Group would have entered into with third parties for similar leases.

(8)         In 2016, the Group acquired a remaining non-controlling interest in TVI from a related party (see Note 3).

During 2018, 2017 and 2016, the Group paid to its directors, alternate directors and officers an aggregate compensation of Ps.568,347, Ps.892,769 and Ps.832,905, respectively, for services in all capacities. This compensation included certain amounts related to the use of assets and services of the Group, as well as travel expenses reimbursed to directors and officers. Projected benefit obligations related to the Group’s directors, alternate directors and officers amounted to Ps.148,651, Ps.164,018 and Ps.177,864 as of December 31, 2018, 2017 and 2016, respectively. Cumulative contributions made by the Group to the pension and seniority premium plans on behalf of these directors and officers amounted to Ps.90,901, Ps.115,467 and Ps.140,958 as of December 31, 2018, 2017 and 2016, respectively. In addition, the Group has made conditional sales of the Company’s CPOs to its directors and officers under the Long-term Retention Plan.

In 2015, the Group established a deferred compensation plan for certain officers of its Cable segment, which will be payable in the event that certain revenue and EBITDA targets (as defined) of a five-year plan are met. The present value of this long-term employee benefit obligation as of December 31, 2018 and 2017 amounted to Ps.1,058,818 and Ps.807,031, respectively, and the related service cost for the years ended December 31, 2018, 2017 and 2016, amounted to Ps.251,787, Ps.302,801 and Ps.340,202, respectively. During 2018, the Group made contributions to a trust (plan assets) for funding in the aggregate amount of Ps.350,000. This deferred compensation obligation is presented net of related plan asset, in other long-term liabilities in the Group’s consolidated statement of financial position, and the related expense is classified in other expense in the Group’s consolidated statement of income (see Note 21).

The balances of receivables and payables between the Group and related parties as of December 31, 2018 and 2017, were as follows:

	2018		2017

Current receivables:
UHI, including Univision (1)	Ps.	954,754	Ps.	657,601
Operadora de Centros de Espectáculos, S.A. de C.V.	35,590		41,080
Editorial Clío	6,399		23,045
Televisa CJ Grand	—		77,991
Other	81,584		60,503
	Ps.	1,078,327	Ps.	860,220

Current payables:
UHI, including Univision (1)	Ps.	614,388	Ps.	964,959
AT&T	70,187		6,713
Other	29,875		19,797
	Ps.	714,450	Ps.	991,469

(1) As of December 31, 2018 and 2017, the Group recognized a provision in the amount of Ps.614,388 and Ps.964,959, respectively, associated with a consulting arrangement entered into by the Group, UHI and an entity controlled by the chairman of the Board of Directors of UHI, by which upon consummation of a qualified initial public offering of the shares of UHI or an alternative exit plan for the main current investors in UHI, the Group would pay the entity a portion of a defined appreciation in excess of certain preferred returns and performance thresholds of UHI. In March 2018, UHI announced that it has determined not to utilize the registration statement initially filed on July 2, 2015 for an initial public offering in the United States. Since the existing obligations contemplate other scenarios under which payment may be required, and such scenarios remain probable, the Company has maintained this payment reserved. As of December 31, 2018 and 2017, receivables from UHI related primarily to the PLA amounted to Ps.954,754 and Ps.657,601, respectively.

All significant account balances included in amounts due from affiliates bear interest. In 2018 and 2017, average interest rates of 9.9% and 9.1% were charged, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.

Customer deposits and advances as of December 31, 2018 and 2017, included deposits and advances from affiliates and other related parties, in an aggregate amount of Ps.123,672 and Ps.296,604, respectively, which were primarily made by UHI, including Univision.

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

The amounts of depreciation, amortization and other amortization included in cost of sales, selling expenses and administrative expenses for the years ended December 31, 2018, 2017 and 2016, were as follows:

	2018		2017		2016
Cost of sales	Ps.	14,147,169	Ps.	13,329,335	Ps.	11,903,806
Selling expenses	1,694,966		1,270,529		1,183,230
Administrative expenses	4,436,746		4,441,084		4,244,038
	Ps.	20,278,881	Ps.	19,040,948	Ps.	17,331,074

Short-term employee benefits, share-based compensation and post-employment benefits incurred by the Group for the years ended December 31, 2018, 2017 and 2016, were as follows:

	2018		2017		2016
Short-term employee benefits	Ps.	16,000,255	Ps.	16,124,608	Ps.	15,438,218
Share-based compensation	1,327,549		1,489,884		1,410,492
Post-employment benefits	171,156		158,905		53,344
	Ps.	17,498,960	Ps.	17,773,397	Ps.	16,902,054

21.       Other Income or Expense, Net

Other income (expense) for the years ended December 31, 2018, 2017 and 2016, is analyzed as follows:

	2018		2017		2016
Gain (loss) on disposition of investments (1)	Ps.	3,553,463	Ps.	(295,194)	Ps.	(312)
Donations (see Note 19)	(56,019)		(159,605)		(195,005)
Financial, legal and accounting advisory and professional services (2)	(212,527)		(269,385)		(833,618)
Loss on disposition of property and equipment (3)	(268,532)		(118,817)		(810,825)
Impairment adjustments (4)	(135,750)		(89,597)		(6,851)
Deferred compensation (see Note 19)	(251,787)		(302,801)		(340,202)
Dismissal severance expense (5)	(530,560)		(984,816)		(912,173)
Other taxes paid by Sky in Central America	(148,271)		—		—
Other, net (6)	(387,733)		(166,119)		(38,398)
	Ps.	1,562,284	Ps.	(2,386,334)	Ps.	(3,137,384)

(1) In 2018, included a gain of Ps.3,513,829 on disposition of the Group’s equity stake in Imagina, and a gain of Ps.85,000 on disposition of the Group’s 50% equity in Televisa CJ Grand, a joint venture for a home shopping channel in Mexico (see Notes 3 and 10). In 2017, included a loss on disposition of a Publishing business in Argentina, which was classified in the Group’s Other Business segment.

(2) Includes primarily legal, financial advisory and professional services in connection with certain litigation and other matters (see Notes 3 and 19).

(3) In 2016, included costs incurred in connection with the cancellation of a contract for a new satellite in the Group’s Sky segment in the amount of Ps.259,340.

(4) Includes impairment adjustments in connection with trademarks in the Group’s Publishing business (see Note 12).

(5) Includes severance expense in connection with the dismissals of personnel in the Group’s Content, Cable and Other Businesses segments, as a part of a cost reduction plan.

(6) In 2018, included a loss on disposition of obsolete infrastructure in the Group´s Cable segment, in the amount of Ps.249,688.

22.       Finance Expense, Net

Finance (expense) income, net, for the years ended December 31, 2018, 2017 and 2016, included:

	2018		2017		2016
Interest expense (1)	Ps.	(9,707,324)	Ps.	(9,245,671)	Ps.	(8,497,919)
Foreign exchange loss, net (2)	—		—		(2,490,296)
Other finance expense, net (3)	(859,642)		—		(43,370)
Finance expense	(10,566,966)		(9,245,671)		(11,031,585)
Interest income (4)	1,567,100		2,268,711		1,499,473
Foreign exchange gain, net (2)	220,149		768,923		—
Other finance income, net (3)	—		903,204		—
Finance income	1,787,249		3,940,838		1,499,473
Finance expense, net	Ps.	(8,779,717)	Ps.	(5,304,833)	Ps.	(9,532,112)

(1) In 2017, interest expense include fees for the prepayment in full of the Senior Notes due 2018, in the amount of Ps.158,496 (see Note 13).

(2) In 2018, 2017 and 2016, foreign exchange gain or loss, net, included: (i) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary liability position, excluding long-term debt designated as hedging instrument of the Group’s investments in UHI and Open Ended Fund, during the years ended December 31, 2018, 2017 and 2016; and (ii) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary asset position during the years ended December 31, 2018, 2017 and 2016 (see Notes 2 (e), 4 and 13). The exchange rate of the Mexican peso against the U.S. dollar as of December 31, 2018, 2017 and 2016 was of Ps.19.6730, Ps.19.7051 and Ps.20.6356, respectively.

(3) In 2018, 2017 and 2016, other finance income or expense, net, included gain or loss from derivative financial instruments (see Note 14).

(4) In 2018, 2017 and 2016, included primarily interest income from cash equivalents and temporary investments. In 2017 and 2016, also included interest income of certain temporary investments at FVIL in the amount of Ps.787,298 and Ps.395,462, respectively, which were classified as investments at FVOCIL beginning on January 1, 2018, in connection with the adoption on that date, of IFRS 9.

23.       Income Taxes

The income tax provision for the years ended December 31, 2018, 2017 and 2016 was comprised of:

	2018		2017		2016
Income taxes, current (1)	Ps.	6,448,961	Ps.	5,382,865	Ps.	6,724,071
Income taxes, deferred	(2,058,457)		(1,108,745)		(3,851,836)
	Ps.	4,390,504	Ps.	4,274,120	Ps.	2,872,235

(1) The current income tax of Mexican companies payable in Mexico represented 91%, 93% and 93% of total current income taxes in 2018, 2017 and 2016, respectively.

The Mexican corporate income tax rate was 30% in 2018, 2017 and 2016, and will be 30% in 2019.

2014 Tax Reform

In the last quarter of 2013, the Mexican Congress approved a new Tax Reform (the “2014 Tax Reform”), which became effective as of January 1, 2014. Among the tax reforms approved by the Mexican Congress, one of the most relevant changes was the elimination of the tax consolidation regime allowed for Mexican controlling companies through December 31, 2013. As a result of this change, beginning on January 1, 2014, the Company is no longer allowed to consolidate income or loss of its Mexican subsidiaries for income tax purposes and: (i) accounted for an additional income tax liability for the elimination of the tax consolidation regime in the aggregate amount of Ps.6,813,595 as of December 31, 2013; (ii) recognized a benefit from tax loss carryforwards of Mexican companies in the Group in the aggregate amount of Ps.7,936,044 as of December 31, 2013; and (iii) adjusted the carrying amount of deferred income taxes from temporary differences by recognizing such effects on a separate company basis by using the enacted corporate income tax rate as of December 31, 2013.

The income tax payable as of December 31, 2018 and 2017, in connection with the 2014 Mexican Tax Reform, are as follows:

	2018		2017
Tax losses of subsidiaries, net	Ps.	4,959,130	Ps.	6,582,543
Less: Current portion (a)	1,817,736		1,851,923
Non-current portion (b)	Ps.	3,141,394	Ps.	4,730,620

(a) Accounted for as current income taxes payable in the consolidated statement of financial position as of December 31, 2018 and 2017.

(b) Accounted for as non-current income taxes payable in the consolidated statement of financial position as of December 31, 2018 and 2017.

Maturities of income tax payable, in connection with the 2014 Mexican Tax Reform, are as follows:

2019	Ps.	1,817,736
2020	1,430,048
2021	988,079
2022	606,386
2023	116,881
	Ps.	4,959,130

The following items represent the principal differences between income taxes computed at the statutory rate and the Group’s provision for income taxes.

	%	%	%
	2018	2017	2016
Statutory income tax rate	30	30	30
Differences between accounting and tax bases, includes tax inflation gain that is not recognized for accounting purposes	5	10	1
Asset tax	—	—	5
Tax loss carryforwards	(4)	(2)	(20)
2014 Tax Reform	2	1	19
Foreign operations	3	5	4
Disposition of investment	2	—	—
Share of income in associates and joint ventures, net	(1)	(5)	(4)
Effective income tax rate	37	39	35

The Group has recognized the benefits from tax loss carryforwards of Mexican companies in the Group as of December 31, 2018 and 2017. The years of expiration of tax loss carryforwards as of December 31, 2018, are as follows:

Year of Expiration	Tax Loss Carryforwards for Which Deferred Taxes Were Recognized

2019	Ps.	784,137
2020	233,417
2021	294,252
2022	6,388,368
2023	744,495
Thereafter	23,935,914
	Ps.	32,380,583

As of December 31, 2018, tax loss carryforwards of Mexican companies in the Group for which deferred tax assets were not recognized amounted to Ps.1,508,022, and will expire between 2019 and 2028.

During 2018, 2017 and 2016, certain Mexican subsidiaries utilized operating tax loss carryforwards in the amounts of Ps.14,072,331, Ps.5,806,602 and Ps.1,236,444, respectively.

In addition to the tax loss carryforwards of Mexican companies in the Group referred as of December 31, 2018, the Group has recognized the benefit from tax loss carryforwards derived from the disposal in 2014 of its former investment in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”) in the amount of Ps.14,672,097. As of December 31, 2018, tax loss carryforwards derived from this disposal for which deferred taxes were recognized amounted to Ps.11,004,073, and will expire in 2025.

As of December 31, 2018, tax loss carryforwards of subsidiaries in South America, the United States, and Europe amounted to Ps.2,859,872, and will expire between 2019 and 2037.

The deferred income taxes as of December 31, 2018 and 2017, were principally derived from the following temporary differences and tax loss carryforwards:

	2018		2017
Assets:
Accrued liabilities	Ps.	3,619,288	Ps.	3,388,289
Loss allowance	1,344,425		1,115,990
Customer advances	1,799,330		2,230,958
Property, plant and equipment, net	1,570,890		1,159,085
Prepaid expenses and other items	1,125,387		—
Tax loss carryforwards:
Operating	8,677,220		10,596,342
Capital	1,036,955		1,812,648

Liabilities:
Investments (1)	(4,511,674)		(3,968,176)
Derivative financial instruments	(248,547)		(355,051)
Intangible assets and transmission rights	(843,409)		(2,646,267)
Prepaid expenses and other items	—		(1,274,056)
Deferred income taxes of Mexican companies	13,569,865		12,059,762
Deferred income tax assets of certain foreign subsidiaries	221,392		257,769
Deferred income tax assets, net	Ps.	13,791,257	Ps.	12,317,531

(1) Net of the benefit from tax loss carryforwards derived from the disposal in 2014 of the Group’s investment in GSF, in the amount of Ps.3,301,222 and Ps.3,149,130 in 2018 and 2017, respectively.

The deferred tax assets are in tax jurisdictions in which the Group considers that based on financial projections of its cash flows, results of operations and synergies between subsidiaries, will generate taxable income in subsequent periods.

The gross rollforward of deferred income tax assets, net, is as follows:

	2018		2017
At January 1	Ps.	12,317,531	Ps.	12,380,445
Statement of income credit	2,058,457		1,108,745
Other comprehensive income and equity credit (charge)	336,689		(1,080,344)
Charged to retained earnings in connection with the adoption of new IFRS Standards	(921,420)		—
Loss on disposition of a Publishing business	—		(91,315)
At December 31	Ps.	13,791,257	Ps.	12,317,531

The rollforward of deferred income tax assets and liabilities for the year 2018, was as follows:

Credit (Charge)	Credit (Charge) to Other
At January 1,	to Consolidated Statement of	Comprehensive Income and	At December 31,
2018	Income	Equity	2018

Assets:
Accrued liabilities	Ps.	3,388,289	Ps.	230,999	Ps.	—	Ps.	3,619,288
Loss allowance	1,115,990	149,305	79,130	1,344,425
Customer advances	2,230,958	(431,628)	—	1,799,330
Property, plant and equipment, net	1,159,085	411,805	—	1,570,890
Prepaid expenses and other items	—	1,785,820	(660,433)	1,125,387
Tax loss carryforwards	12,408,990	(2,694,815)	—	9,714,175
Deferred income tax assets of foreign subsidiaries	257,769	73,117	(109,494)	221,392

Liabilities:
Investments	(3,968,176)	(701,924)	158,426	(4,511,674)
Derivative financial instruments	(355,051)	158,864	(52,360)	(248,547)
Intangible assets and transmission rights	(2,646,267)	1,802,858	—	(843,409)
Prepaid expenses and other items	(1,274,056)	1,274,056	—	—
Deferred income tax assets, net	Ps.	12,317,531	Ps.	2,058,457	Ps.	(584,731)	Ps.	13,791,257

The rollforward of deferred income tax assets and liabilities for the year 2017, was as follows:

Credit (Charge)
Credit (Charge)	to Other
to Consolidated	Comprehensive
At January 1,	Statement of	Income and	At December 31,
2017	Income	Equity	2017
Assets:
Accrued liabilities	Ps.	3,208,863	Ps.	179,426	Ps.	—	Ps.	3,388,289
Loss allowance	1,160,708	(44,718)	—	1,115,990
Customer advances	2,761,196	(530,238)	—	2,230,958
Property, plant and equipment, net	—	1,159,085	—	1,159,085
Tax loss carryforwards	13,829,616	(628,278)	(792,348)	12,408,990
Deferred income tax assets of foreign subsidiaries	279,683	(21,914)	—	257,769

Liabilities:
Investments	(4,471,232)	721,525	(218,469)	(3,968,176)
Property, plant and equipment, net	(305,654)	305,654	—	—
Derivative financial instruments	—	(355,051)	—	(355,051)
Intangible assets and transmission rights	(2,898,572)	252,305	—	(2,646,267)
Prepaid expenses and other items	(1,184,163)	(20,366)	(69,527)	(1,274,056)
Deferred income tax assets, net	Ps.	12,380,445	Ps.	1,017,430	Ps.	(1,080,344)	Ps.	12,317,531

The tax (charge) credit relating to components of other comprehensive income is as follows:

	2018
			Tax (Charge)
	Before Tax		Credit		After Tax
Remeasurement of post-employment benefit obligations (1)	Ps.	(97,086)	Ps.	230,623	Ps.	133,537
Exchange differences on translating foreign operations		(859,032)		(587)		(859,619)
Derivative financial instruments cash flow hedges		174,532		(52,359)		122,173
Warrants exercisable for common stock of UHI		(1,347,698)		404,309		(943,389)
Open Ended Fund		215,957		(64,787)		151,170
Other equity instruments		603,766		(181,130)		422,636
Other financial assets		(111)		33		(78)
Share of loss of associates and joint ventures		(47,313)		—		(47,313)
Other comprehensive loss	Ps.	(1,356,985)	Ps.	336,102	Ps.	(1,020,883)
Current tax			Ps.	(587)
Deferred tax				336,689
			Ps.	336,102

(1) During 2018, the Group recognized a deferred income tax benefit of Ps.201,497 related to remeasurement of post-employment benefit obligations of prior years.

	2017
			Tax (Charge)
	Before Tax		Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	(283,106)	Ps.	—	Ps.	(283,106)
Exchange differences on translating foreign operations		334,097		(78,040)		256,057
Derivative financial instruments cash flow hedges		231,758		(69,527)		162,231
Warrants exercisable for common stock of UHI		(280,447)		84,134		(196,313)
Open Ended Fund		1,008,675		(302,603)		706,072
Share of loss of associates and joint ventures		(60,340)		—		(60,340)
Other comprehensive income	Ps.	950,637	Ps.	(366,036)	Ps.	584,601
Current tax			Ps.	(78,040)
Deferred tax				(287,996)
			Ps.	(366,036)

	2016
			Tax (Charge)
	Before Tax		Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	(255,713)	Ps.	—	Ps.	(255,713)
Exchange differences on translating foreign operations	767,165		356,829		1,123,994
Derivative financial instruments cash flow hedges	789,208		(236,763)		552,445
Warrants exercisable for common stock of UHI	(3,635,399)		1,090,620		(2,544,779)
Open Ended Fund	(32,379)		9,714		(22,665)
Share of loss of associates and joint ventures	(42,832)		—		(42,832)
Other comprehensive loss	Ps.	(2,409,950)	Ps.	1,220,400	Ps.	(1,189,550)
Current tax			Ps.	356,829
Deferred tax			863,571
			Ps.	1,220,400

The Group does not recognize deferred income tax liabilities related to its investments in associates and joint ventures, as the Group is able to control the timing of the reversal of temporary differences arising from these investments, and it is probable that these temporary differences will not reverse in the foreseeable future. As of December 31, 2018 and 2017, the deferred tax liabilities in connection with the Group’s investments in associates and joint ventures amounted to an aggregate of Ps.993,402 and Ps.1,383,713, respectively.

In December 2018 the Mexican Federal Congress approved the economic plan for 2019, which did not include relevant changes in the Mexican tax legislation, except for the limitation to use overpayments of taxes against the same kind of tax (Value Added Taxes (“VAT”) against VAT), and some incentives for taxpayers operating in the Northern border region of Mexico.

Until December 2018, taxpayers were able to offset overpayments of different type of taxes against each other and against taxes withheld. With the tax reform, this ability was eliminated and taxpayers are only allowed to offset tax overpayments that derive from the same tax. This limitation may affect some of our subsidiaries that recurrently have VAT or Income Tax overpayments but could offset those overpayments against each other (i.e. VAT against Income Tax). Beginning on January 1, 2019, they will only be able to (i) to request a refund of the overpayment or (ii) to offset tax overpayments against the same tax.

24.       Earnings per CPO/Share

At December 31, 2018 and 2017, the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2018	2017
Total Shares	340,445,277	344,032,527
CPOs	2,433,270	2,466,848
Shares not in the form of CPO units:
Series “A” Shares	55,752,068	55,410,684
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

Basic earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2018, 2017 and 2016, are presented as follows:

	2018				2017				2016
			Per				Per				Per
	Per CPO		Share (*)		Per CPO		Share (*)		Per CPO		Share (*)
Net income attributable to stockholders of the Company	Ps.	2.07	Ps.	0.02	Ps.	1.54	Ps.	0.01	Ps.	1.28	Ps.	0.01

(*) Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.

Diluted earnings per CPO and per Share attributable to stockholders of the Company calculated in connection with CPOs and shares in the LTRP, are as follows:

	2018	2017
Total Shares	358,998,776	362,373,163
CPOs	2,544,568	2,573,409
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

Diluted earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2018, 2017 and 2016, are presented as follows:

	2018				2017				2016
			Per				Per				Per
	Per CPO		Share (*)		Per CPO		Share (*)		Per CPO		Share (*)

Net income attributable to stockholders of the Company	Ps.	1.96	Ps.	0.02	Ps.	1.46	Ps.	0.01	Ps.	1.20	Ps.	0.01

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

The table below presents information by segment and a reconciliation to consolidated total for the years ended December 31, 2018, 2017 and 2016:

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2018:
Content	Ps.	39,223,668	Ps.	3,162,091	Ps.	36,061,577	Ps.	14,855,109
Sky	22,002,216		420,979		21,581,237		9,767,329
Cable	36,233,042		560,186		35,672,856		15,302,500
Other Businesses	8,635,498		668,835		7,966,663		754,285
Segment totals	106,094,424		4,812,091		101,282,333		40,679,223
Reconciliation to consolidated amounts:
Eliminations and corporate expenses	(4,812,091)		(4,812,091)		—		(2,154,747)
Depreciation and amortization expense	—		—		—		(19,834,202)
Consolidated net sales and income before other expense	101,282,333		—		101,282,333		18,690,274		(1)
Other income, net	—		—		—		1,562,284
Consolidated net sales and operating income	Ps.	101,282,333	Ps.	—	Ps.	101,282,333	Ps.	20,252,558	(2)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2017:
Content	Ps.	33,997,220	Ps.	2,445,233	Ps.	31,551,987	Ps.	12,825,259
Sky	22,196,629		127,129		22,069,500		10,106,623
Cable	33,048,310		225,755		32,822,555		14,034,796
Other Businesses	8,376,270		546,077		7,830,193		490,106
Segment totals	97,618,429		3,344,194		94,274,235		37,456,784
Reconciliation to consolidated amounts:
Eliminations and corporate expenses	(3,344,194)		(3,344,194)		—		(2,290,974)
Depreciation and amortization expense	—		—		—		(18,536,274)
Consolidated net sales and income before other expense	94,274,235		—		94,274,235		16,629,536		(1)
Other expense, net	—		—		—		(2,386,334)
Consolidated net sales and operating income	Ps.	94,274,235	Ps.	—	Ps.	94,274,235	Ps.	14,243,202	(2)

			Intersegment		Consolidated		Segment
	Total Revenues		Revenues		Revenues		Income
2016:
Content	Ps.	36,686,676	Ps.	2,314,419	Ps.	34,372,257	Ps.	14,748,037
Sky	21,941,247		70,954		21,870,293		9,898,516
Cable	31,891,616		162,364		31,729,252		13,236,117
Other Businesses	8,828,248		512,687		8,315,561		1,040,571
Segment totals	99,347,787		3,060,424		96,287,363		38,923,241
Reconciliation to consolidated amounts:
Eliminations and corporate expenses	(3,060,424)		(3,060,424)		—		(2,207,927)
Depreciation and amortization expense	—		—		—		(16,979,833)
Consolidated net sales and income before other expense	96,287,363		—		96,287,363		19,735,481		(1)
Other expense, net	—		—		—		(3,137,384)
Consolidated net sales and operating income	Ps.	96,287,363	Ps.	—	Ps.	96,287,363	Ps.	16,598,097	(2)

(1) This amount represents income before other expense, net.

(2) This amount represents consolidated operating income. In 2017 and 2016, included net losses previously reported as part of consolidated operating results of the Group’s Other Businesses segment in the amount of Ps.67,238 and Ps.78,092, respectively, related to a Publishing business in Argentina and an online lottery business in Mexico, these businesses were disposed by the Group in the fourth quarter of 2017.

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

The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31, 2018, 2017 and 2016:

			Segment		Additions to
	Segment Assets at Year-End		Liabilities at Year-End		Property, Plant and Equipment
2018:
Continuing operations:
Content	Ps.	83,525,004	Ps.	39,960,653	Ps.	1,349,954
Sky	30,350,221		13,680,854		4,020,405
Cable	99,678,509		21,294,108		12,835,918
Other Businesses	9,753,075		3,564,429		502,214
Total	Ps.	223,306,809	Ps.	78,500,044	Ps.	18,708,491

2017:
Continuing operations:
Content	Ps.	96,867,918	Ps.	44,129,769	Ps.	1,627,250
Sky	27,977,530		13,333,944		4,020,282
Cable	89,803,959		22,675,417		10,615,147
Other Businesses	10,350,464		3,261,984		496,887
Total	Ps.	224,999,871	Ps.	83,401,114	Ps.	16,759,566

2016:
Continuing operations:
Content	Ps.	112,639,928	Ps.	50,758,643	Ps.	2,677,448
Sky	28,359,148		14,227,757		6,297,131
Cable	86,194,625		25,624,966		18,450,446
Other Businesses	10,518,818		3,529,459		516,560
Total	Ps.	237,712,519	Ps.	94,140,825	Ps.	27,941,585

Segment assets reconcile to total assets as of December 31, 2018 and 2017, as follows:

	2018		2017
Segment assets	Ps.	223,306,809	Ps.	224,999,871
Investments attributable to:
Content (1)	58,985,671		57,206,369
Cable	568,597		721,076
Other Businesses	195,890		180,159
Goodwill attributable to:
Content	241,973		241,973
Cable	13,794,684		13,793,684
Other Businesses	76,969		76,969
Total assets	Ps.	297,170,593	Ps.	297,220,101

(1) Includes goodwill attributable to equity investments of Ps.359,613 in 2018 and 2017 (see Note 10).

Equity method gain recognized in income for the years ended December 31, 2018, 2017 and 2016 attributable to equity investments in Content, was Ps.564,226, Ps.1,957,544 and Ps.1,189,517, respectively.

Equity method loss recognized in income for the years ended December 31, 2018, 2017 and 2016 attributable to equity investments in Cable, was Ps.47,024, Ps.61,930 and Ps.49,913, respectively.

Equity method gain recognized in income for the years ended December 31, 2018, and 2017 attributable to equity investments in Other Businesses, was Ps.15,731 and Ps.17,659, respectively.

Segment liabilities reconcile to total liabilities as of December 31, 2018 and 2017, as follows:

	2018		2017
Segment liabilities	Ps.	78,500,044	Ps.	83,401,114
Debt not allocated to segments	114,139,858		114,162,073
Total liabilities	Ps.	192,639,902	Ps.	197,563,187

Geographical segment information:

			Segment Assets		Additions to Property, Plant
	Total Net Sales		at Year-End		and Equipment
2018:
Mexico	Ps.	85,011,567	Ps.	216,146,757	Ps.	18,696,116
Other countries (1)	16,270,766		7,160,052		12,375
	Ps.	101,282,333	Ps.	223,306,809	Ps.	18,708,491
2017:
Mexico	Ps.	81,308,749	Ps.	219,206,662	Ps.	16,709,852
Other countries (1)	12,965,486		5,793,209		49,714
	Ps.	94,274,235	Ps.	224,999,871	Ps.	16,759,566
2016:
Mexico	Ps.	82,340,312	Ps.	229,472,576	Ps.	27,836,033
Other countries (1)	13,947,051		8,239,943		105,552
	Ps.	96,287,363	Ps.	237,712,519	Ps.	27,941,585

(1) The United States is the largest country from which revenue is derived.

Net sales are attributed to geographical segment based on the location of customers.

Disaggregation of Total Revenues

The table below present total revenues for each reportable segment disaggregated by major service/product lines and primary geographical market for the years ended December 31, 2018, 2017 and 2016:

Domestic	Export	Abroad	Total
2018:
Content:
Advertising	Ps.	20,932,533	Ps.	222,369	Ps.	—	Ps.	21,154,902
Network Subscription Revenue	3,500,375	1,313,907	—	4,814,282
Licensing and Syndication	1,437,081	11,817,403	—	13,254,484

Sky:
DTH Broadcast Satellite TV (a)	19,478,307	—	1,374,849	20,853,156
Advertising	968,853	—	—	968,853
Pay-Per-View	152,129	—	28,078	180,207

Cable:
Digital TV Service (a)	14,281,536	—	—	14,281,536
Advertising	1,260,117	—	—	1,260,117
Broadband Services (a)	13,034,172	—	—	13,034,172
Telephony (a)	2,588,767	—	—	2,588,767
Other Services	544,347	—	—	544,347
Telecommunications Networks	4,361,586	—	162,517	4,524,103

Other Businesses:
Gaming	2,676,384	—	—	2,676,384
Soccer, Sports and Show Business Promotion	1,639,073	145,462	—	1,784,535
Publishing - Magazines	550,777	—	104,281	655,058
Publishing - Advertising	482,943	—	181,514	664,457
Publishing Distribution	270,624	—	40,148	310,772
Radio - Advertising	920,009	—	—	920,009
Feature Film Production and Distribution	735,928	3,569	884,786	1,624,283
Segment total	89,815,541	13,502,710	2,776,173	106,094,424
Intersegment eliminations	(4,803,974)	—	(8,117)	(4,812,091)
Consolidated total revenues	Ps.	85,011,567	Ps.	13,502,710	Ps.	2,768,056	Ps.	101,282,333

Domestic	Export	Abroad	Total
2017:
Content:
Advertising	Ps.	20,366,184	Ps.	262,734	Ps.	90,164	Ps.	20,719,082
Network Subscription Revenue	2,704,998	1,353,090	—	4,058,088
Licensing and Syndication	949,440	8,270,610	—	9,220,050

Sky:
DTH Broadcast Satellite TV (a)	19,810,392	—	1,534,681	21,345,073
Advertising	651,689	—	—	651,689
Pay-Per-View	199,867	—	—	199,867

Cable:
Digital TV Service (a)	12,978,715	—	—	12,978,715
Advertising	817,330	—	—	817,330
Broadband Services (a)	11,357,448	—	—	11,357,448
Telephony (a)	2,944,263	—	—	2,944,263
Other Services	522,003	—	—	522,003
Telecommunications Networks	4,173,146	—	255,405	4,428,551

Other Businesses:
Gaming	2,852,013	—	—	2,852,013
Soccer, Sports and Show Business Promotion	1,447,731	118,424	—	1,566,155
Publishing - Magazines	460,045	—	366,897	826,942
Publishing - Advertising	614,478	—	454,886	1,069,364
Publishing Distribution	286,500	—	62,177	348,677
Radio - Advertising	851,140	—	—	851,140
Feature Film Production and Distribution	647,730	45,250	168,999	861,979
Segment total	84,635,112	10,050,108	2,933,209	97,618,429
Intersegment eliminations	(3,326,363)	—	(17,831)	(3,344,194)
Consolidated total revenues	Ps.	81,308,749	Ps.	10,050,108	Ps.	2,915,378	Ps.	94,274,235

Domestic	Export	Abroad	Total
2016:
Content:
Advertising	Ps.	22,636,449	Ps.	376,106	Ps.	210,638	Ps.	23,223,193
Network Subscription Revenue	3,079,041	1,320,300	—	4,399,341
Licensing and Syndication	711,468	8,352,674	—	9,064,142

Sky:
DTH Broadcast Satellite TV (a)	19,627,851	—	1,637,774	21,265,625
Advertising	412,512	—	—	412,512
Pay-Per-View	263,110	—	—	263,110
Cable:
Digital TV Service (a)	13,051,572	—	—	13,051,572
Advertising	678,816	—	—	678,816
Broadband Services (a)	9,709,197	—	—	9,709,197
Telephony (a)	3,103,765	—	—	3,103,765
Other Services	561,386	—	—	561,386
Telecommunications Networks	4,409,366	—	377,514	4,786,880

Other Businesses:
Gaming	2,653,990	—	—	2,653,990
Soccer, Sports and Show Business Promotion	1,581,705	220,319	—	1,802,024
Publishing - Magazines	535,478	—	480,101	1,015,579
Publishing - Advertising	769,009	—	691,501	1,460,510
Publishing Distribution	318,924	—	81,645	400,569
Radio - Advertising	814,176	—	—	814,176
Feature Film Production and Distribution	463,761	50,762	166,877	681,400
Segment total	85,381,576	10,320,161	3,646,050	99,347,787
Intersegment eliminations	(3,041,264)	—	(19,160)	(3,060,424)
Consolidated total revenues	Ps.	82,340,312	Ps.	10,320,161	Ps.	3,626,890	Ps.	96,287,363

(a) DTH Broadcast Satellite TV revenues include revenue from leasing set-top equipment to subscribers in the Sky segment in the amount of Ps.9,971,318, Ps.9,894,292 and Ps.9,266,056, for the years ended December 31, 2018, 2017 and 2016, respectively. Digital TV Service revenues include revenue from leasing set-top equipment to subscribers in the Cable segment in the amount of Ps.4,577,513, Ps.3,062,826 and Ps.3,072,701, for the years ended December 31, 2018, 2017 and 2016, respectively. Revenue from leasing set-top equipment to subscribers is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group’s property and equipment and is leased to subscribers through operating lease contracts.

Net sales from external customers for the years ended December 31, 2018, 2017 and 2016 are presented by sale source, as follows:

	2018		2017		2016
Services	Ps.	72,737,313	Ps.	70,408,764	Ps.	72,915,848
Royalties	12,600,061		8,533,751		8,526,197
Goods	1,163,836		2,133,122		2,317,315
Leases (1)	14,781,123		13,198,598		12,528,003
Total	Ps.	101,282,333	Ps.	94,274,235	Ps.	96,287,363

(1) This line includes primarily revenue from leasing set-top equipment to subscribers in the Sky and Cable segments, which is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group’s property and equipment and is leased to subscribers through operating lease contracts.

26.  Commitments and Contingencies

Commitments

As of December 31, 2018, the Group had commitments for programming and transmission rights to be acquired or licensed from third party producers and suppliers, mainly related to special events, in the aggregate amount of U.S.$116.3 million (Ps.2,287,478) and U.S.$854.9 million (Ps.16,818,467), respectively, with various payment commitments to be made between 2019 and 2030.

As of December 31, 2018 the Group had third party commitments for transmission rights to be sublicensed by the Group in the aggregate amount of U.S.$144.7 million (Ps.2,845,896) with various cash payments to be received by the Group between 2019 and 2030.

At December 31, 2018, the Group had commitments in an aggregate amount of Ps.2,586,520, of which Ps.175,357 were commitments related to gaming operations, Ps.187,012 were commitments to acquire television technical equipment, Ps.1,027,216 were commitments for the acquisition of software and related services, and Ps.1,196,935 were construction commitments for building improvements and technical facilities.

In connection with a long-term credit facility, the Group expects to provide financing to GTAC in 2019 in the principal amount of Ps.109,863 (see Note 10).

At December 31, 2018, the Group had the following aggregate minimum annual commitments (undiscounted) for the use of satellite transponders:

	Thousands of
	U.S. Dollars
2019	U.S.$	8,010
2020	7,574
2021	6,268
2022 and thereafter	2,956
	U.S.$	24,808

As of December 31, 2018, non-cancellable annual lease commitments (undiscounted) are as follows:

2019	Ps.	826,722
2020	768,575
2021	717,957
2022	685,883
2023	674,820
Thereafter	3,486,474
	Ps.	7,160 ,431

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

Infrastructure sharing - The Preponderant Economic Agent must make its passive broadcasting infrastructure (as defined in the preponderance decision) available to third-party concessionaries of broadcast television (as defined in the preponderance decision) for commercial purposes in a non-discriminatory and non-exclusive manner.

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

On March 9, 2017, as part of a biennial review of the broadcasting sector preponderance rules, the IFT issued a ruling that amended some of the existing preponderance rules in broadcasting and included some additional obligations on the Company and some of its subsidiaries (the “New Preponderance Measures”). The New Preponderance Measures maintain most of the measures previously issued by IFT on March 6, 2014, but with certain modifications and additions, which included, among others, the following:

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

Accounting separation - The Group began the process of implementing the accounting separation methodologies under the criteria defined by IFT, published in the Official Gazette of the Federation on December 29, 2017.

On March 28, 2014, the Company, together with its subsidiaries determined to be the Preponderant Economic Agent in the broadcasting sector, filed an amparo proceeding challenging the constitutionality of the Preponderance Decision. The final resolution is still pending. We are unable to predict the outcome of this proceeding.

Additionally, on March 31, 2017, the Company, together with its subsidiaries, filed an amparo proceeding challenging the constitutionality of the New Preponderance Measures. We are unable to predict the outcome of this proceeding.

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

On March 5, 2018, a purported stockholder class action lawsuit was filed in the United States District Court for the Southern District of New York alleging securities law violations in connection with allegedly misleading statements and/or omissions in the Company’s public disclosures. The lawsuit alleges that the Company and two of its executives failed to disclose alleged involvement in bribery activities relating to certain executives of Fédération Internationale de Football Association (“FIFA”), and wrongfully failed to disclose weaknesses in the Company’s internal control over its financial reporting as of December 31, 2016. On May 17, 2018, the Court appointed a lead plaintiff for the putative stockholder class. On August 6, 2018, the lead plaintiff filed an amended complaint. The Company thereupon filed a motion to dismiss the amended complaint. On March 25, 2019, the court issued a decision denying the Company’s motion to dismiss, holding that plaintiff’s allegations, if true, were sufficient to support a claim. The Company believes that the lawsuit, and the material allegations and claims therein, are without merit and intends to vigorously defend against the lawsuit. With regard to plaintiff’s allegations regarding FIFA, outside counsel long previously investigated the circumstances surrounding the Company’s acquisition of the Latin American media rights for the Canada, Mexico and USA 2026 FIFA World Cup and 2030 FIFA World Cup and uncovered no credible evidence that would form the basis for liability for the Company or for any executive, employee, agent or subsidiary thereof. In particular, the Company itself made no payment to any FIFA person and in no way knew of, or condoned, any payment by any third party to any FIFA person. The Company also notes that no proceedings have been initiated against it by any governmental agency.

On March 23, 2018, the Company announced that it was notified by the IFT of a resolution by which this authority indicates that it does not have elements to determine that the Company has substantial power in the market of restricted television and audio services. In compliance with the guidelines issued by the Mexican Supreme Court of Justice in a resolution dated February 7, 2018, this new resolution leaves without effect IFT’s prior determination of substantial power of February 24, 2017. With this resolution, any proceeding initiated by IFT under this file, to impose asymmetric measures on the Company and its subsidiaries related to the determination of substantial power is left without effect, and the measures directly provided for such purposes in current regulations are not to be applied. On April 23, 2018, a federal court determined that IFT complied with the court resolution.

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

27.  Changes in Accounting Policies Required by the Initial Application of IFRS 9 and IFRS 15

(a)   IFRS 9

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at amortized cost and those measured at fair value, with changes in fair value either through income or loss, or through other comprehensive income or loss. The determination is made at initial recognition. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the financial assets. For financial liabilities, this standard retains most of the IAS 39 Financial Instruments: Recognition and Measurement requirements. IFRS 9 considers under a new impairment approach that is no longer necessary for a credit event to have occurred before credit losses are recognized, instead, an entity always accounts for expected credit losses, and change in those expected losses to profit or loss; in respect to hedging activities, IFRS 9 aligns hedge accounting more closely with an entity’s risk management through a principles-based approach, by means of which the range from 0.8 to 1.25 to declare a maintaining hedge is eliminated an in its place, an effective hedging instrument will be declared only if it supports the entity’s risk management strategy and maintain an effective hedge, and in lieu thereof, an instrument of effective hedge could be deemed this way if it is aligned with the entity’s management risks strategy; IFRS 9 establishes that an entity making an irrevocable election to present in other comprehensive income changes in fair value of an investment in an equity instrument that is not held for trading, should not transfer to profit or loss any amounts presented in other comprehensive income, but may transfer the cumulative gain or loss within equity; the Company’s management used the retrospective cumulative effect, which consists in recognizing any cumulative adjustment resulting from the new standard at the date of initial adoption in consolidated equity.

In connection with the initial adoption of IFRS 9 in the first quarter of 2018, and based on the Group’s exist in financial instruments, related contracts on hedge relationships as of December 31, 2017, the implementation of the new standard did not have a material impact on the Group’s consolidated financial statements upon adoption.

(i)    Recognition of certain cumulative adjustments

The adoption of IFRS 9 Financial Instruments from January 1, 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. The new accounting policies are set out in Note 2 (i) and (v) above.

In connection with expected credit losses of trade notes and accounts receivable, in conformity with the guidelines provided by IFRS 9, the Group applied the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables, and the Group recognized cumulative adjustments that decreased consolidated retained earnings as of January 1, 2018, as follows:

	Earnings		Income Tax
	(Losses)		Benefit		Net
Controlling interest	Ps.	(234,129)	Ps.	67,101	Ps.	(167,028)
Non-controlling interests	(47,465)		12,029		(35,436)
Effect on equity at January 1, 2018	Ps.	(281,594)	Ps.	79,130	Ps.	(202,464)

In connection with the initial adoption of IFRS 9 which became effective on January 1, 2018, the Company classified financial assets as current temporary investments with changes in fair value through income or loss. Beginning on January 1, 2018, the Company classified these financial assets as non-current financial instruments with changes in fair value through other comprehensive income, based on its business model for managing financial assets and the contractual cash flow characteristics of these financial assets. In accordance with IFRS 9, this new classification the Group recognized cumulative adjustments in consolidated retained earnings as of January 1, 2018, as follows:

	Earnings		Income Tax
	(Losses)		Benefit		Net
Effect on equity at January 1, 2018	Ps.	(1,182,760)	Ps.	354,828	Ps.	(827,932)

(ii)    Classification and measurement of financial instruments

On January 1, 2018 (the date of initial application of IFRS 9), the Group’s management has assessed which business models apply to the financial assets held by the group and has classified its financial instruments into the appropriate IFRS 9 categories. The main effects resulting from this reclassification are as follows:

Measurement Category	Carrying Amount
Original	New	Original	New
(IAS 39)	(IFRS 9)	(IAS 39)	(IFRS 9)	Difference
Current assets
Cash and cash equivalents:
Cash and bank accounts	Ps.	1,761,260	Ps.	1,761,260	Ps.	—
Short-term investments	FVIL	FVIL	37,021,338	37,021,338	—
Other financial assets (classified as non-current financial assets)	FVIL	FVOCIL	5,942,500	5,942,500	—
Current maturities of non-current financial assets	Amortized cost	Amortized cost	23,529	23,529	—
Trade notes and accounts receivable:
Trade notes and accounts receivable	Amortized cost	Amortized cost	24,727,073	24,727,073	—
Derivative financial instruments:
TVI’s options	FVIL	FVIL	100,700	100,700	—
Empresas Cablevisión’ options	FVIL	FVIL	110,137	110,137	—
Options	FVIL	FVIL	795,010	795,010	—
Forward	FVIL	FVIL	397,037	397,037	—

Non-current assets
Derivative financial instruments:
TVI’s interest rate swaps	Hedge accounting	Hedge accounting	84,109	84,109	—
Interest rate swaps	Hedge accounting	Hedge accounting	664,724	664,724	—
Forward	Hedge accounting	Hedge accounting	112,157	112,157	—
Investments in financial instruments:
Warrants issued by UHI	FVOCIL	FVOCIL	36,395,183	36,395,183	—
Open Ended Fund	FVOCIL	FVOCIL	7,297,577	7,297,577	—
Financial assets held to maturity	Amortized cost	Amortized cost	287,605	287,605	—
Other	16,487	16,487	—

Current liabilities
Debt, finance lease obligations and other notes payable:
Current portion of long-term debt	Amortized cost	Amortized cost	2,103,870	2,103,870	—

Non-current liabilities
Debt, finance lease obligations and other notes payable:
Long-term debt	Amortized cost	Amortized cost	121,993,128	121,993,128	—

(b)   IFRS 15

IFRS 15 provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. This standard contains principles that an entity applies to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity recognizes revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services.

In connection with the initial adoption of IFRS 15 in the first quarter of 2018, the Company’s management: (i) reviewed significant revenue streams and identified certain effects on the Group’s revenue recognition in the Sky and Cable segments; (ii) used the retrospective cumulative effect, which consists in recognizing any cumulative adjustment resulting from the new standard at the date of initial adoption in consolidated equity; and (iii) did not restate the comparative information for the years ended December 31, 2017 and 2016, which was reported under the financial reporting standards in effect in those periods. Based on the Group’s existing customer contracts and relationships, the implementation of the new standard did not have a material impact on the Group’s consolidated financial statements upon adoption. The more significant effects to the Group’s revenue recognition are described as follows:

(i) Recognition of certain cumulative adjustments

Content

The Group recognizes customer deposits and advance agreements for advertising services in the consolidated statement of financial position when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments. In connection with the initial adoption of IFRS 15, customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers advertising services to the customer. Under the guidelines of IFRS 15, a contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non- interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term. Accordingly, there was no effect in the recognition of a contract liability for deposits and advances agreements with customers in the Group’s consolidated statement of financial position at the adoption date of IFRS 15.

Sky

Through December 31, 2017, commissions for obtaining contracts with customers in this segment were accounted for in the consolidated statement of income as they were incurred. Beginning on January 1, 2018, in accordance with the new standard, incremental costs of obtaining contracts with customers, primarily commissions, are recognized as assets in the Group´s consolidated statement of financial position and amortized in the expected life of contracts with customers.

Cable

Through December 31, 2017, commissions for obtaining contracts with customers in this segment were accounted for in the consolidated statement of income as they were incurred. Beginning on January 1, 2018, in accordance with the new standard, incremental costs of obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers. In the telecommunications business of this segment, as required by the new standard, the Company’s management reviewed the terms and conditions of the most significant contracts on an individual basis, and concluded that the effects of applying IFRS 15 were not significant at the adoption date.

The Group has recognized assets from incremental costs of obtaining a contract with customers, primarily commissions, which are classified as current and non-current other assets in its consolidated financial statements as of January 1 and December 31, 2018, as follows:

	Sky		Cable		Total
Contract costs:
At January 1, 2018	Ps.	2,452,540	Ps.	932,664	Ps.	3,385,204
Additions	800,766		594,658		1,395,424
Amortization	(1,016,374)		(393,595)		(1,409,969)
Total Contract Costs at December 31, 2018	2,236,932		1,133,727		3,370,659
Less:
Current Contract Costs	909,790		233,166		1,142,956
Total Non-current Contract Costs	Ps.	1,327,142	Ps.	900,561	Ps.	2,227,703

In connection with the assets from incremental costs of obtaining a contract with customers referred to above and the initial adoption of IFRS 15, the Group recognized cumulative adjustments that increased consolidated retained earnings as of January 1, 2018, as follows:

	Retained		Income
	Earnings		Taxes		Net
Controlling interest	Ps.	2,272,350	Ps.	(672,898)	Ps.	1,599,452
Non-controlling interests	1,112,854		(327,651)		785,203
Effect on Equity at January 1, 2018	Ps.	3,385,204	Ps.	(1,000,549)	Ps.	2,384,655

28.          Events after the Reporting Period

On April 29, 2019, the Company’s stockholders approved, among other resolutions: (i) the payment of a dividend for an aggregate amount of up to Ps.1,068,868, which consisted of Ps.0.35 per CPO and Ps.0.002991452991 per share, not in the form of a CPO, which will be paid in cash in May 2019; and (ii) the audited consolidated financial statements as of December 31, 2018 and for the year ended on that date.

On April 29, 2019, the Company’s management concluded and reported the initial impact IFRS 16 had on its unaudited condensed consolidated financial statements for the first quarter of 2019.