Form 20-F
period 2019-12-31
GRUPO TELEVISA, S.A.B.
filed 2020-04-30
CIK 912892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Luis Alejandro Bustos Olivares

Grupo Televisa, S.A.B.

Av. Vasco de Quiroga No. 2000

Colonia Santa Fe

01210 Mexico City

Mexico

Telephone: (011-52) (55) 5022-5899

Facsimile: (011-52) (55) 5261-2546

E-mail: labustoso@televisa.com.mx

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Series “A” Shares, without par value (“Series “A” Shares”)		New York Stock Exchange (for listing purposes only)
Series “B” Shares, without par value (“Series “B” Shares”)		New York Stock Exchange (for listing purposes only)
Series “L” Shares, without par value (“Series “L” Shares”)		New York Stock Exchange (for listing purposes only)
Dividend Preferred Shares, without par value (“Series “D” Shares”)		New York Stock Exchange (for listing purposes only)
Global Depositary Shares (“GDSs”), each representing five Ordinary Participation Certificates (Certificados de Participación Ordinarios) (“CPOs”)	TV	New York Stock Exchange
CPOs, each representing twenty-five Series “A” Shares, twenty-two Series “B” Shares, thirty-five Series “L” Shares and thirty-five Series “D” Shares		New York Stock Exchange (for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019 was:

116,223,846,867 Series “A” Shares
52,852,735,297 Series “B” Shares
84,083,838,841 Series “L” Shares
84,083,838,841 Series “D” Shares

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

Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2019 and (ii) references to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “U.S. dollars,” “$” or “U.S.$” are to United States dollars.

In this annual report, “we,” “us,” “our” or “Company” refer to Grupo Televisa, S.A.B. and, where the context requires, its consolidated entities. “Group” refers to Grupo Televisa, S.A.B. and its consolidated entities.

Part I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The following tables present our selected consolidated financial information as of and for each of the periods indicated. This information is qualified in its entirety by reference to, and should be read together with, our audited consolidated year-end financial statements. The following data for each of the years ended December 31, 2019, 2018, 2017, 2016 and 2015 has been derived from our audited consolidated year-end financial statements, including the consolidated statements of financial position as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2019, 2018 and 2017, and the accompanying notes appearing elsewhere in this annual report.

The selected consolidated financial information as of December 31, 2019, 2018, 2017, 2016 and 2015, and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, was prepared in accordance with IFRS, as issued by the IASB.

The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translations included in the following tables, except capital expenditures, is determined by reference to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de México, S.A., or CitiBanamex, as of December 31, 2019, which was Ps.18.8838 per U.S. Dollar. This annual report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated. The interbank free market rate, or the Interbank Rate, as reported by Banco Nacional de Mexico, S.A., or Citibanamex, as of March 31, 2020, was Ps.23.8642 per U.S. Dollar.

	Year Ended December 31,
	2019	2019	2018	2017	2016	2015
	(Millions of U.S. Dollars or millions of Pesos)(1)
Income Statement Data:
Net sales	U.S.$ 5,389	Ps. 101,757	Ps. 101,282	Ps. 94,274	Ps. 96,287	Ps. 88,052
Operating income	901	17,005	20,253	14,243	16,598	18,745
Finance expense net(2)	(467)	(8,811)	(8,780)	(5,305)	(9,532)	(123)
Net income	323	6,107	7,615	6,578	5,333	12,325
Net income attributable to stockholders of the Company	245	4,626	6,009	4,524	3,721	10,899
Net income attributable to non-controlling interests	78	1,481	1,606	2,053	1,612	1,426
Basic earnings per CPO attributable to stockholders of the Company(3)	—	1.60	2.07	1.54	1.28	3.77

	Year Ended December 31
	2019	2019	2018	2017	2016	2015
Diluted earnings per CPO attributable to stockholders of the Company(3)	—	1.53	1.96	1.46	1.20	3.52
Weighted-average number of shares outstanding (in millions)(3)(4)	—	338,375	340,445	344,033	341,017	338,291
Cash dividend per CPO(3)	—	0.35	0.35	0.35	0.35	0.35
Comprehensive Income Data:
Total comprehensive income	U.S.$ 202	Ps. 3,816	Ps. 6,594	Ps. 7,162	Ps. 4,144	Ps. 11,982
Total comprehensive income attributable to stockholders of the Company	125	2,357	5,010	5,162	2,426	10,478
Total comprehensive income attributable to non-controlling interests	77	1,459	1,584	2,000	1,718	1,504

	Year Ended December 31
	2019	2019	2018	2017	2016	2015
Financial Position Data:
Cash and cash equivalents	U.S.$ 1,454	Ps. 27,452	Ps. 32,068	Ps. 38,735	Ps. 47,546	Ps. 49,397
Temporary investments	—	—	31	6,014	5,498	5,330
Total assets	15,375	290,344	297,171	297,220	309,054	281,474
Short-term debt and current portion of long-term debt (5)	26	492	988	307	851	2,980
Interest payable(5)	103	1,944	1,120	1,797	1,827	1,184
Long-term debt, net of current portion(6)	6,378	120,445	120,984	121,993	126,147	107,431
Customer deposits and advances	306	5,780	13,638	18,798	21,709	20,985
Capital stock	260	4,908	4,908	4,978	4,978	4,978
Total equity (including non-controlling interests)	5,582	105,404	104,531	99,657	96,284	99,522
Shares outstanding (in millions)(4)	—	337,244	338,329	342,337	341,268	338,468

	Year Ended December 31
	2019	2019	2018	2017	2016	2015
Cash Flow Data:
Net cash provided by operating activities	U.S.$ 1,444	Ps. 27,269	Ps. 33,714	Ps. 25,100	Ps. 36,657	Ps. 31,286
Net cash used in investing activities	(901)	(17,005)	(23,898)	(17,331)	(29,000)	(23,782)
Net cash (used in) provided by financing activities	(757)	(14,302)	(16,505)	(16,469)	(9,991)	12,033
(Decrease) increase in cash and cash equivalents	(217)	(4,098)	(6,667)	(8,811)	(1,851)	19,668
Other Financial Information:
Capital expenditures(7)	U.S.$ 1,012	Ps. 19,108	Ps. 18,500	Ps. 16,760	Ps. 27,942	Ps. 25,524
Other Data (unaudited):
Magazine circulation (millions of copies)(8)	—	32	51	72	90	103
Number of employees (at year end)	—	42,900	39,100	39,900	42,200	43,900
Number of Sky RGUs (in thousands at year end)(9)	—	7,817	7,729	8,003	8,027	7,284
Number of Pay Television RGUs (in thousands at year end)(10)	—	4,319	4,384	4,185	4,206	4,061
Number of Broadband Internet RGUs (in thousands at year end)(10)	—	4,696	4,479	3,797	3,412	3,067
Number of Digital Telephony RGUs (in thousands at year end)(10)	—	3,638	2,979	2,122	2,113	1,891

Notes to Selected Consolidated Financial Information:

(1)	Except per Certificado de Participación Ordinario, or CPO, magazine circulation, employees, Revenue Generating Units, or RGUs. An RGU is defined as individual service subscriber who is billable under each service (satellite pay television, broadband internet and voice).

(2)	Includes interest expense, interest income, foreign exchange loss or gain, net, and other finance income or expense, net. See Note 23 to our consolidated year-end financial statements.

(3)	For further analysis of net earnings per CPO (as well as corresponding amounts per Series “A” Share not traded as CPOs), see Note 25 to our consolidated year-end financial statements. In April 2019, 2018, 2017, 2016 and 2015 the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO, respectively. To further maximize liquidity and as a precautionary measure, the Company's Board of Directors did not propose the payment of a 2020 dividend for approval of the Company's general stockholders’ meeting held on April 28, 2020.

(4)	As of December 31, 2019, 2018, 2017, 2016 and 2015, we had four classes of common stock: Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares. Our shares are publicly traded in the United Mexican States, or Mexico, primarily in the form of CPOs, each CPO representing 117 shares comprised of 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares; and in the United States in the form of Global Depositary Shares, or GDSs, each GDS representing five CPOs. As of December 31, 2019, there were approximately 2,402.4 million CPOs issued and outstanding, each of which was represented by 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares, and an additional number of approximately 56,164.2 million Series “A” Shares, 0.2 million Series “B” Shares, 0.2 million Series “D” Shares and 0.2 million Series “L” Shares issued and outstanding (not in the form of CPO units). See Note 17 to our consolidated year-end financial statements.

(5)	The figures set forth in this line item are presented at amortized cost (principal amount, net of finance costs). Interest payable is included in current portion of long-term debt in the consolidated statements of financial position as of December 31, 2019 and 2018. See Notes 2(o) and 14 to our consolidated year-end financial statements.

(6)	The figures set forth in this line item are presented at amortized cost (principal amount, net of finance costs). See “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness” and Note 14 to our consolidated year-end financial statements.

(7)	Capital expenditures are those investments made by us in property, plant and equipment. The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translation for capital expenditures is determined by reference to the Interbank Rate on the dates on which a given capital expenditure was made. See “Information on the Company — Capital Expenditures”.

(8)	The figures set forth in this line item represent total circulation of magazines that we publish independently and through joint ventures and other arrangements and do not represent magazines distributed on behalf of third parties.

(9)	Sky has operations in Mexico, the Dominican Republic and Central America. The figures set forth in this line item represent the total number of RGUs for Innova, S. de R.L. de C.V., or Innova, at the end of each year presented. For a description of Innova’s business and results of operations and financial condition, see “Information on the Company — Business Overview — Our Operations — Sky”.

(10)	An RGU provided by Empresas Cablevisión, S.A.B. de C.V., or Cablevisión, Cablemás, S.A. de C.V., or Cablemás, Televisión Internacional, S.A. de C.V., or TVI, Grupo Cable TV, S.A. de C.V., or Cablecom, Cablevisión Red, S.A. de C.V., or Telecable and FTTH de México, S.A. de C.V., or FTTH (pay television, or pay-TV, broadband internet and digital telephony). For example, a single subscriber paying for cable television, broadband internet and digital telephony services represents three RGUs. We believe it is appropriate to use the number of RGUs as a performance measure for Cablevisión, Cablemás, TVI, Cablecom, Telecable and FTTH given that these businesses provide other services in addition to pay-TV. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Cable” and “Information on the Company — Business Overview — Our Operations — Cable”.

Dividends

Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the Series “A” Shares and Series “B” Shares voting together, generally, but not necessarily, on the recommendation of the Board of Directors, as well as a majority of the Series “A” Shares voting separately. Emilio Azcárraga Jean indirectly controls the voting of the majority of the Series “A” Shares and, as a result of such control, both the amount and the payment of dividends require his affirmative vote. See “Major Stockholders and Related Party Transactions — The Major Stockholders”. On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual ordinary dividend of Ps.0.35 per CPO. On April 28, 2016, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 28, 2017, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 27, 2018, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,073.4 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 29, 2019, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps1,068.9 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. To further maximize liquidity and as a precautionary measure, the Company's Board of Directors did not propose the payment of a 2020 dividend for approval of the Company's general stockholders’ meeting held on April 28, 2020. All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted on and approved at the applicable general stockholders’ meetings.

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

Risk Factors Related to the COVID-19 Pandemic

The COVID-19 Pandemic May Have a Material Adverse Effect on Our Business, Financial Position and Results of Operations

The COVID-19 pandemic may have a material adverse effect on our business, financial position and results of operations, although it is currently difficult to predict the degree of the impact. The COVID-19 pandemic is significantly affecting the global economy due to the disruption or slowdown of supply chains and the increase in economic uncertainty, as evidenced by the increase in volatility of asset prices, exchange rates and decreases in long-term interest rates.

We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand of our products across our segments as our clients and customers reduce or defer their spending.

The social distancing, shelter-in-place and other policies to limit the spread of the COVID-19 pandemic that have been implemented or recommended by governmental entities in Mexico and other areas around the world have been affecting the ability of our employees, suppliers and customers to conduct their functions and businesses in their typical manner. The Mexican Government ordered the suspension of all non-essential economic activities from March 30, 2020 through April 30, 2020, and later extended such suspension until May 30, 2020 for most parts of Mexico, including the largest metropolitan areas. Media and telecommunications are not included in the suspension as they are considered essential economic activities. Notwithstanding the foregoing, we have continued operating our essential businesses promoting the “stay at home” policy whenever possible, in order to take safety and cautionary measures for our employees, along with the corporate campaign “Televisa is with you/Stay at Home with Televisa.” We have taken strict health controls and precautions for the personnel who need to work on-site for the operation of our essential businesses. For more details on the Company’s efforts related to this, please see “Information on the Company—Business Overview—Business Strategy—Commitment to Sustainability.”

Furthermore, as the pandemic evolves in Mexico, additional restrictions are being and may continue to be enacted, such as, among others, the reduction of public transportation as well as restrictions on private transportation, recently enacted in the Mexico City metropolitan area, in which we operate most of our businesses.

As a result of the social distancing policies implemented or recommended by governmental entities in Mexico, our Cable and Sky operations have shown, during the first days of the recommended restrictions, an increase in gross additions and/or sales, which may or may not be temporary. Notwithstanding the foregoing, we may see a decline in these businesses if there are adverse macroeconomic conditions in Mexico and the rest of the markets where we operate.

With regards to our content business, the demand for advertising has been and may continue to be affected by the reduction in the level of economic activity in the jurisdictions in which our customers are located, as well as by the uncertainty caused by the pandemic and its duration. We are partially dependent on the demand for advertising from consumer-focused companies, and the COVID-19 pandemic has caused, and could further cause, advertisers to reduce, postpone or, in a few cases, eliminate their advertisement spending on our platforms, or to re-negotiate the terms and conditions of their existing agreements with us. Much of our production of new content has been curtailed or suspended in response to social distancing and shutdown requirements and health guidelines.

In addition, sporting or other entertainment events for which we have broadcast rights, or which we organize, promote and/or are located in venues we own, have been, or may be, cancelled or postponed. Moreover, local authorities have enacted several rules pursuant to which they have instructed the temporary closing of non-essential businesses, including casinos, and as a result our gaming operations have been suspended until the cancellations of governmental measures imposed in the regions where our casinos are located.

The magnitude of the impact on our business will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, we are not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may have a material adverse effect on our business, financial position and results of operations over the near, medium or long-term.

To the extent the COVID-19 pandemic and the measures adopted by the authorities to contain it adversely affect our business and financial results, they may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We cannot predict what effects the COVID-19 relief plan recently announced by the Mexican Federal Government will have in our results of operations and the overall economy

On March 30, 2020, the Mexican General Health Council declared a public health emergency, and on March 31, 2020, the Mexican Ministry of Health announced extraordinary actions to deal with the health emergency caused by the outbreak of the COVID-19 virus. The announcement by the Mexican Ministry of Health ordered the suspension of all non-essential economic activities from March 30, 2020 through April 30, 2020 and was later extended until May 30, 2020 for most parts of Mexico, including the largest metropolitan areas. Media and telecommunications are not included in the suspension as they are considered essential economic activities. Such suspension has already caused negative impacts on the Mexican economy that cannot currently be quantified, and as a result of such, many of our customers’ businesses will be materially and negatively affected and will encounter significant difficulties in terms of maintaining profitability.

On April 6, 2020, Mexico’s Federal Government unveiled a plan to provide relief from the COVID-19 crisis. This plan consists mainly of increases in public investment and social spending, providing loans to small businesses and individuals and adopting additional austerity measures. However, there remains substantial uncertainty as to the mechanics and processes necessary to implement this plan. Furthermore, the plan currently does not include bailouts, tax cuts or increases in public debt, although such measures could be adopted in the future. The success of these strategies is uncertain as well as the effect that the pandemic will have on our customers and on our business, financial position and results of operations over the near, medium or long-term.

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

Mexico Has Experienced Adverse Economic Conditions, Which Could Have a Negative Impact on Our Results of Operations and Financial Condition

Mexico has historically experienced uneven periods of economic growth. Mexican gross domestic product, or GDP, increased by 2.0% in 2017, increased by 2.0% in 2018 and decreased by 0.1% in 2019. Mexican GDP growth fell short of Mexican government forecasts in 2019 and, according to analysts, Mexican GDP is expected to decrease in a range between -3.7% – 9.0% in 2020. We cannot assure you that these estimates and forecasts will prove to be accurate.

Any future economic downturn, including downturns in the United States, Europe, Asia or anywhere else in the world, could affect our financial condition and results of operations. For example, demand for advertising may decrease both because consumers may reduce expenditures for our advertisers’ products and because advertisers may reduce advertising expenditures and demand for publications, cable television, direct-to-home, or DTH, satellite services, pay-per-view programming, telecommunications services and other services and products may decrease because consumers may find it difficult to pay for these services and products. Additionally, there can be no assurance that the recent Mexican sovereign debt rating downgrade will not adversely affect our business, financial condition, results of operations or the price of our securities.

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

In addition, in recent years economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement, or NAFTA, and increased economic activity between the two countries. Adverse economic conditions in the United States or other related events could have a significant adverse effect on the Mexican economy, which could adversely affect our business. As a result of talks to renegotiate NAFTA, on November 30, 2018 (and as amended on December 10, 2019), the United States, Canada, and Mexico signed the United States-Mexico-Canada Agreement (USMCA). The USMCA was finally approved by the Mexican Senate on June 19, 2019, by the U.S. Senate on January 16, 2020, and by Canada on March 13, 2020. In addition, increased or perceptions of increased economic protectionism in the United States and other countries could potentially lead to lower levels of trade and investment and economic growth, which could have a similarly negative impact on the Mexican economy. These economic and political consequences could adversely affect our business and our results of operations.

We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not materially adversely affect our business, financial condition, results of operations, cash flows, prospects and the market price of our shares. In addition, there is uncertainty in global markets stemming from the United Kingdom’s exit from the European Union (“Brexit”). The formal notification by the United Kingdom to the European Council under Article 50 of the Treaty on European Union was made on March 29, 2017, triggering a two-year period during which the terms of Brexit were negotiated. On January 21, 2020, the agreement of transitional provisions for Brexit prepared under European Union law was approved in the British Parliament and, with this vote, the United Kingdom officially began its departure from the European Union on January 31, 2020. Trade laws of the European Union will continue to apply until the expiration of the transition period, which will take place on December 31, 2020. This deadline may be extended in light of COVID-19 disruptions to the European Union/United Kingdom trade negotiations. Brexit is likely to have a significant impact on the macroeconomic conditions of the United Kingdom, the European Union and the rest of the world. In the days following Brexit, the performance of global financial markets, particularly international stock markets, could be significantly affected, since immediately following the Brexit vote, there were significant devaluations of the British pound. The long-term effects of Brexit on capital markets, foreign exchange markets and on the overall political and macroeconomic situation globally remain uncertain and, as a consequence, there will likely continue to be a period of instability and volatility in global financial markets. As a result, Brexit may adversely affect political regulatory, economic and market conditions and contribute to the instability of global political institutions, regulatory agencies and financial markets, negatively impacting our business, results of operations and financial condition.

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

The public decisions and announcements of the presidential administration in the United States have had, and may continue to have, an adverse effect on the value of the Peso against other currencies, particularly the U.S. Dollar. The decision by the U.S. Federal Reserve to increase applicable interest rates for bank reserves could also affect the exchange rate of the Peso relative to the U.S. Dollar. The economic instability caused by the COVID-19 pandemic has resulted in a high volatility of the foreign exchange rate, including a significant devaluation of the Peso with respect to the U.S. Dollar. See “— Risk Factors Related to the COVID-19 Pandemic—The COVID-19 Pandemic May Have a Material Adverse Effect on Our Business, Financial Position and Results of Operations.”

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

Renegotiation of the Trade Agreements or Other Changes in Foreign Policy by the New or Current Presidential Administration in the United States Could Adversely Affect Imports and Exports Between Mexico and the United States and Other Economic and Geopolitical Effects may Adversely Affect Us

During the last few years there has been uncertainty regarding U.S. policies related to trade, tariffs, immigration and foreign affairs, including with respect to Mexico. The presidential election to be held on November 3, 2020 in the United States and the new U.S. administration either stemming from President Trump's possible re-election or from a new president, in the event of a Democratic party victory, could lead to a number of changes in the relationship between Mexico and the United States.

Additionally, other government policies in the United States that the current Trump administration may adopt could also adversely affect economic conditions in Mexico. The current relationship between the Mexican and U.S. governments, as well as political and economic factors in each country, could lead to changes in international trade and investment policies, including new or higher taxes on products imported from Mexico to the United States. The events described above could affect our activities, financial situation, operating results, cash flows and/or prospects, as well as the market price of our shares. Other economic and geopolitical effects could adversely affect us.

Given that the Mexican economy is heavily influenced by the economy of the United States, the implementation of the USMCA and/or other government policies in the United States that the Federal administration may adopt could adversely affect economic conditions in Mexico. On September 30, 2018, Mexico, Canada and the United States reached an agreement on the terms and conditions of the USMCA, replacing NAFTA. On June 19, 2019, Mexico became the first country to ratify the USMCA, followed by the United States on January 16, 2020 and Canada on March 13, 2020. The USMCA includes a 16-year sunset clause, under which the terms of the agreement expire, or are suspended, after 16 years and is subject to review every six years, at which time the United States, Mexico and Canada may decide whether to extend the USMCA. The implementation of the new terms of the USMCA could have an adverse effect on the Mexican economy, including the level of imports and exports, which could in turn adversely affect our business and operating results. Other economic and geopolitical effects, including those related to United States policy on trade, tariffs and immigration, may also adversely affect us.

In addition, in June 2019, the Trump administration announced plans to impose an escalating series of tariffs on Mexico unless the Mexican government enacted certain immigration policy changes. While the Mexican and U.S. governments were able to reach an understanding, we cannot assure you that such understanding will remain in place or that the U.S. government will not impose other tariffs on Mexico in the future and that we will not be materially adversely affected by such tariffs or policies.

High Inflation Rates in Mexico May Decrease Demand for Our Services While Increasing Our Costs

In the past, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 6.8% in 2017, 4.8% in 2018, 2.8% in 2019 and is projected to be 3.2% in 2020. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States. High inflation rates can adversely affect our business and results of operations in, among others, the following ways:

•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms.

High Interest Rates in Mexico Could Increase Our Financing Costs

In the past, Mexico had, and may in the future have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 6.7%, 7.6% and 7.8% for 2017, 2018 and 2019, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

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

The Mexican government reduced public spending in 2019. On July 2, 2019, the new Mexican Republican Austerity Law (Ley de Austeridad Republicana) was approved by the Mexican Senate. Our business, financial condition and results of operations may be adversely affected by changes in governmental policies or regulations involving or affecting our management, operations and tax regime. Tax policy in Mexico, in particular, is subject to continuous change.

We cannot predict the government’s future policies, considering that the coalition which has control of an absolute majority of congress could implement substantial changes in law, policies and regulations in Mexico, which could have a significant effect on our business, activities, financial condition, operating results, cash flows and/or prospects. As happens with any new governmental policies and regulations, we cannot ascertain whether, and to what extent, such policies and regulations may affect our operations, financial condition, results of operations or the legal framework in which we operate.

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

Mexico’s Federal Antitrust Law and the Ley Federal de Telecomunicaciones y Radiodifusión, or Telecommunications and Broadcasting Federal Law, or LFTR, including their regulations, may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions. In addition, the Federal Antitrust Law and its regulations, as well as the conditions and measures imposed by the Instituto Federal de Telecomunicaciones, or Federal Telecommunications Institute, or IFT, an institute with constitutional autonomy responsible for overseeing the broadcasting (radio and television) and telecommunications industries and their antitrust matters, or by the Comisión Federal de Competencia Económica, or Mexican Antitrust Commission, or COFECE, may adversely affect our ability to determine the rates we charge for our services and products or the manner in which we provide our products or services. Approval of IFT or the COFECE, as applicable, is required to acquire certain businesses or enter into certain joint ventures. There can be no assurance that in the future IFT or the COFECE, as the case may be, will authorize certain acquisitions or joint ventures related to our businesses, the denial of which may adversely affect our business strategy, financial condition and results of operations. IFT or COFECE, as applicable, may also impose conditions, obligations and fines that could adversely affect some of our activities, our business strategy, our financial condition and results of operations. See “— Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations”.

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

In December 2019, the Mexican Federal Congress approved some additional reforms to the economic plan for 2020. These 2020 tax reforms include amendments to the Income Tax Law, the Value Added Tax Law, the Special Tax on Production and Services Law and the Federal Tax Code, they became effective as of January 2020. Some of the most relevant changes to the Mexican tax legislation incorporated some of the Actions included in the Base Erosion and Profit Shifting Final Report (BEPS) published by the Organisation for Economic Co-operation and Development (OECD) in February 2013, such as: (i) limitations to the deduction of interests as well as to some other deductions, (ii) update of the Controlled Foreign Corporation (CFC) Rules, (iii) new provisions to tax transparent entities, (iv) modification of the definition of permanent establishment, and (v) incorporation of new rules to tax digital economy. Some other relevant amendments to avoid tax evasion include (i) a new obligation of tax advisors and taxpayers to disclose reportable schemes and (ii) inclusion of general anti-avoidance rule. The following are some of such tax reforms, which some of them impact us:

Limitation of the deductibility of net interest expense. In accordance with the recommendations of Action 4 “Limiting Base Erosion Involving Interest Deductions and Other Financial Payments” of the BEPS Final Project and in addition to the existing thin capitalization rules, the interest deduction is limited to 30% of the adjusted tax profit. The limitation applies to the amount of interests that derive from debt exceeding Ps.20 million considering all interests of all companies that are members of the same corporate group. This limitation applies regardless of whether the debt or loan was acquired before January 2020. The amount of interest not deductible in a given year because of this limitation can be carried forward to the following 10 years, provided that certain requirements are met. There are some exceptions provided in this rule for debt financing public infrastructure work projects, real estate construction, and productive governmental enterprises.

Controlled foreign companies rules. The complete provisions of this regime were changed to apply some of the recommendations included in the Action 3 “Designing Effective Controlled Foreign Company Rules”. The changes include a new definition of effective control and the strengthening of the requirements needed for not considering income subject to a preferential tax regime. In addition, new provisions were added to set new rules for taxing income obtained through foreign transparent entities or figures, and therefore avoid differing the payment of tax derived from this type of vehicle.

New rules to tax digital economy. As part of the measures to increase the efficiency in the collection of VAT and according to the recommendations of Action 1 “Tax Changes Arising from Digitalization” of the BEPS Final Project, a new chapter was included in the Value Added Tax Law to include the VAT treatment applicable to certain digital services provided in Mexico from non-Mexican residents with no permanent establishment. Beginning June 2020, non-Mexican residents providing digital services in Mexico will have to collect the VAT derived from such services and will have several obligations, among others, registering in the Federal Taxpayers Registry, filling periodical VAT returns and issuing invoices.

Reportable schemes. Taxpayers and their tax advisors will be required to disclose to tax authorities certain reportable schemes that are listed in the Federal Tax Code. Tax advisors will be required to register and to disclose any reportable scheme in case they participate in its design, organization, implementation or management. Taxpayers will be required to disclose a reportable scheme if the scheme is designed, organized, managed or implemented by themselves and if the tax advisor does not report the scheme.

General anti-avoidance rule. A general anti-avoidance rule was enacted to identify transactions that lack a business reason and that generate a tax benefit, once it identifies the transactions, the authority could consider them as non-existent or characterize them as a different transaction for tax purposes only. A transaction is considered lacking a business reason when (i) the expected quantifiable economic benefit is lower than the tax benefit received and (ii) when the expected quantifiable economic benefit could have been obtained through fewer transactions and the tax effect may result in a higher tax burden. A tax benefit includes any reduction, deferral or elimination of a contribution.

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

On February 27, 2014, the “General Guidelines Regarding the Provisions of Section 1 of the Eighth Article of the Transitory Decree Amending and Supplementing a Number of Provisions of Articles 6, 7, 27, 28, 73, 78, 94 and 105 of the Mexican Constitution in Telecommunications,” or the Guidelines, were published in the Official Gazette of the Federation, which include, among other obligations, the obligation of concessionaires of broadcast television licenses to permit the retransmission of their broadcast signals and the obligation of pay-TV concessionaires to perform such retransmission (without requiring the prior consent of the broadcast television concessionaires) in the same geographic coverage zone for free (subject to certain exceptions) and in a non-discriminatory manner in its entirety, simultaneously and without modifications, including advertising, and with the same quality of the broadcast signal without requiring consent from the broadcast television concessionaires.

On March 6, 2014, IFT issued a decision (the “Preponderance Decision”) whereby it determined that we, together with other entities with concessions to provide broadcast television, including some of our subsidiaries, are preponderant economic agents in the broadcasting sector in Mexico (together, the “Preponderant Economic Agent”). The Preponderance Decision imposes on the Preponderant Economic Agent various measures, terms, conditions and restrictive obligations, some of which are described below, that may significantly and adversely affect the activities and businesses of our broadcasting businesses, as well as the results of operations and financial condition:

•	Infrastructure sharing — The Preponderant Economic Agent must make its passive broadcasting infrastructure available to third-party concessionaires of broadcast television for commercial purposes in a non-discriminatory and non-exclusive manner, with the exception of broadcasters that, at the time the measures enter into force, have 12 MHz or more of radio-electric spectrum in the geographic area concerned. Such passive broadcasting infrastructure includes, among others, non-electronic elements at transmitting locations, rights of way, ducts, masts, trenches, towers, poles, security, sites, land, energy sources and air conditioning system elements. This action may result in the Preponderant Economic Agent being bound to incur substantial additional costs and obligations in complying with this requirement, as well as affecting the results of operations. Furthermore, this measure will facilitate the entry and expansion of new competitors in the broadcasting industry without such competitors having to incur costs or investment expenses that new businesses in this industry otherwise would have made and which we incurred in the past and will continue incurring in the future in order to remain competitive. A first infrastructure offer with the terms and conditions to make our passive broadcasting infrastructure available to third-party concessionaires was published on our website on December 19, 2014 and was valid until December 31, 2016. This was succeeded by a second infrastructure offer, which we published on our website on November 30, 2016 and which was effective as of January 1, 2017. This was succeeded by a third infrastructure offer, which we published on our website on November 30, 2017 and was valid from January 1, 2018 until December 31, 2019, which was declared unconstitutional by the Supreme Court on November 26, 2019. This was succeeded by a fourth infrastructure offer, which we published on our website on November 30, 2019, to be effective from January 1, 2020 through December 31, 2021. The fourth infrastructure offer includes the offer of the signal emissions in terms set forth in the new Preponderance Measures described below. The price to be paid by the concessionaires for the use of our infrastructure is subject to the tariffs approved by IFT, applicable to the fourth infrastructure offer. As of this date, we have not received any request from third-party concessionaries regarding such infrastructure offer; however, we are unable to predict the impact of the use of the fourth infrastructure offer on our businesses, results of operations and financial conditions of certain of our subsidiaries that provide services in the areas of broadcasting and telecommunications.

•	Advertising sales — According to the Preponderance Decision, the Preponderant Economic Agent must deliver to IFT the terms and conditions of its broadcast advertising services and fee structures, including commercials, packages, discount plans and any other commercial offerings and publish them on its webpage. The Preponderant Economic Agent also must make publicly available on its website its forms of contracts and terms of sale for each service. Based on this decision, the Preponderant Economic Agent is expressly prohibited from refusing to sell advertising and/or discriminate with respect to the advertising spaces being offered. If IFT considers that the Preponderant Economic Agent has failed to comply with the foregoing, IFT may order the Preponderant Economic Agent to make its advertising spaces available, which, in turn, could affect the ability of the Preponderant Economic Agent to carry out its advertising sales plans in an efficient and competitive manner, affecting its operating results. This provision may also affect the ability of the Preponderant Economic Agent to offer competitive rates to its customers. This provision, may give a competitive advantage to, among others, our broadcast television competitors, TV Azteca, S.A.B. de C.V., or TV Azteca, Imagen Television, and new concessionaires of broadcast television spectrum.

•	Prohibition on acquiring certain exclusive content — The Preponderant Economic Agent may not acquire transmission rights, on an exclusive basis, for any location within Mexico with respect to certain relevant content, determined by IFT in the “Ruling whereby IFT identifies the relevant audiovisual contents in terms and for the purposes of the fourth measure and the second transitory article of the fourth attachment of the Telecommunication Preponderance Decision and the Broadcasting Preponderance Decision”, or the Relevant Content Ruling, which list may be updated every two years by IFT. Relevant content is defined as programs with a high expected level of regional or national audience and with unique characteristics that in the past have generated high levels of national or regional audiences. The Relevant Content Ruling identified certain programs that would be considered relevant content, namely, Mexican national soccer team games, the opening and closing ceremonies of the Olympic Games, the opening and closing ceremonies and semifinals and finals of the FIFA World Cup, and the finals of the Mexican Soccer League. Also on November 14, 2018, IFT updated the list, eliminating the opening and closing ceremonies of the Olympic Games and adding 16 matches of the FIFA World Cup, semifinals of the Mexican Soccer League and the Super Bowl. This Ruling applies to broadcasting Preponderant Economic Agents and may limit the ability of Preponderant Economic Agents to negotiate and have access to this content and could affect its ability to acquire content in the medium and long term, which could significantly and adversely affect its revenues and results of operations from the sale of advertising, as well as the quality of the programming offered for its audiences. These audiences may move to other broadcast television transmissions or other technological platforms that transmit such content, or to other leisure activities such as browsing the internet or playing videogames, among others.

•	Over-the-air channels — When the Preponderant Economic Agent offers any of its over-the-air channels, or channels that have at least 50% of the programming that is broadcast daily between 6:00 a.m. and midnight on such channels, to its affiliates, subsidiaries, related parties or third parties, for distribution through a different technological platform than over-the-air broadcast television, the Preponderant Economic Agent must offer these channels to any other person that asks for distribution over the same platform as the Preponderant Economic Agent has offered, on the same terms and conditions. Also, if the Preponderant Economic Agent offers a package of two or more of these channels, it must also offer them in an unpackaged form upon request. This may significantly affect our ability to commercialize our programming, including programming that is not produced for broadcast television, which could affect our revenues and results of operations. Likewise, our ability to make more efficient use of other technological platforms could be significantly affected.

•	Prohibition on participating in “buyers’ clubs” or syndicates to acquire audiovisual content, without IFT’s prior approval — The Preponderant Economic Agent may not enter into or remain a member of any “buyers’ club” or syndicates of audiovisual content unless it has received the prior approval of IFT. A “buyers’ club” is defined as any arrangement between two or more economic agents to jointly acquire broadcast rights to audiovisual content in order to obtain better contractual terms. This may result in the Preponderant Economic Agent not having exclusive access to certain audiovisual content and consequently its audiences may move to other broadcast television transmissions or other technological platforms that transmit such content. It may also result in its acquisition costs significantly increasing, which can affect business strategy, financial condition and results of operations. This provision, when applied, will award a competitive advantage to, among others, our broadcast television competitors, TV Azteca, Imagen Television, and to new licensees of broadcast television spectrum. This measure will also prevent other domestic players and the Preponderant Economic Agent from obtaining content together at competitive prices and taking advantage of economies of scale which may be available to international players.

On February 27, 2017, as part of the biannual review of the broadcasting sector preponderance rules, IFT amended various measures, terms, conditions and restrictive obligations (the “New Preponderance Measures”) as follows:

•	Infrastructure sharing — In addition to the previously imposed obligations regarding the sharing of passive infrastructure, the New Preponderance Measures have (i) included the service of signal emissions in the event that no passive infrastructure exists on the relevant requested site, which was declared unconstitutional by the Supreme Court on November 26, 2019; (ii) strengthened the supervision of services provided by the Preponderant Economic Agent and tariff arrangements made with its clients; (iii) included certain rules relating to publicity of its tariffs; and (iv) included a new electronic management system. Under the new Preponderance Measures, the IFT determined specific tariffs for our third and fourth infrastructure offers.

•	Prohibition on acquiring certain exclusive content — This measure has been modified by enabling the Preponderant Economic Agent to acquire relevant content under certain circumstances as long as it obtains the sublicense of such transmission rights to the other broadcasters of over-the-air television in Mexico on non-discriminatory terms.

•	Advertising sales — IFT modified this measure by including specific requirements to the Preponderant Economic Agent in its provision of over the air advertising services, particularly to telecommunications companies, which include (i) publishing and delivering to IFT specific information regarding tariffs, discount plans, contracting and sales terms and conditions, contract forms and other relevant practices; and (ii) prohibiting discrimination, refusals to deal, conditioned sales and other conditions that inhibit competition. The Preponderant Economic Agent also has to provide very detailed information to IFT on a recurrent basis of over the air advertising services related to telecommunications companies.

•	Accounting separation — We, as the Preponderant Economic Agent, are required to implement an accounting separation methodology following the criteria defined by IFT for those purposes, which criteria were published in the Diario Oficial de la Federación, or the Official Gazette of the Federation, on December 29, 2017. Such criteria were amended by a first amendment published on October 29, 2018, where IFT simplified some reporting obligations for accounting separation for entities that are part of the Preponderant Economic Agent, other than our subsidiaries. Furthermore, a second amendment was published on December 19, 2019, where IFT deferred the deadline for the filing of the accounting separation exercises for the fiscal years 2017 and 2018 to July 31, 2019, which we filed timely. We have begun the process of the accounting separation methodology for fiscal year 2019, which will be filed with IFT later in 2020.

The most recent biannual review of the broadcasting sector preponderance rules began in 2019 and a new resolution, which may amend the New Preponderance Measures, will be issued in 2020.

On March 28, 2014, we, together with our subsidiaries determined to be the Preponderant Economic Agent in the broadcasting sector, filed an amparo proceeding challenging the constitutionality of the Preponderance Decision. On November 21, 2019, the Supreme Court resolved the amparo proceeding. The Court declared the constitutionality of the Preponderance Decision, which, therefore, remains in force.

Additionally, on March 31, 2017, we, together with our subsidiaries, filed an amparo proceeding challenging the constitutionality of the New Preponderance Measures. The final resolution is still pending.

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

In addition to competition from the National Digital Networks, we could also be subject to additional competition from new competitors in the broadcast, cable and telecommunications markets in which we participate, including pay-TV, broadband, telephone services, cable providers, DTH television, telephone operators and other participants as a result of the elimination on the restrictions on foreign investment in telecommunications services and satellite communication, the increase in the maximum permitted foreign-ownership in broadcasting (television and radio) to 49%, as well as from online video distributors (“OVDs”), as a result of the advancement of technology.

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

IFT has approved the renewal of the concession titles for the use of spectrum for the broadcast television signals known as Las Estrellas, Canal 5, NU9VE, Foro TV and other local television stations, for a term of 20 years after the existing expiration dates, as well as the issuance of concessions that grant the authorization to provide digital broadcasting television services.

As part of our expansion of our cable business, on December 17, 2018, we acquired FTTH under the provisions set forth in transitory Article 9 of LFTR. On May 8, 2019, the IFT launched an investigation in order to analyze if, as a result of the transaction, the Company acquired substantial power in the market of telecommunications networks providing voice, data or video services. On September 4, 2019, the IFT Investigative Authority issued a preliminary opinion, whereby it assessed that there were elements to determine that the Company had substantial power in 35 relevant markets of the telecommunications networks that provide restricted television and audio services. Those 35 relevant markets comprise the following States: Aguascalientes, Chihuahua, Ciudad de México, Estado de México, Jalisco, Nuevo León and San Luis Potosí. As a response to the preliminary opinion, the Company presented its position and provided evidence to prove that the Company does not hold substantial power in the relevant markets established in the preliminary opinion. The final resolution is still pending. Therefore, we are unable to predict the outcome of this proceeding. If the Governing Board (Plenum) of the IFT determines that the Company has substantial power in the restricted television and audio services market, the IFT may conduct a new procedure in order to establish specific obligations to the Company in accordance with the LFTR. We may take legal actions against both final decisions, including the measures, conditions, terms and restrictive covenants with which agents with substantial power shall comply; however, there can be no assurance that the outcome of such actions will be favorable to us.

Overall, the Telecom Reform, the LFTR and secondary regulations already issued and to be issued by the executive power or IFT, as applicable, as well as any actions taken by IFT, may increase our operating costs and interfere with our ability to provide, or prevent us from offering, some of our current or future services. Moreover, the entry of new market participants (including OVDs) and the introduction of new products (including over-the-top (“OTT”) services) could result in an impairment to the prices of some of our products and/or costs and adversely affect our results in some business segments in future periods.

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

See “Information on the Company — Business Overview — Regulation — Telecom Reform and Broadcasting Regulations”.

Risk Factors Related to Our Major Stockholders

Emilio Azcárraga Jean Has and Will Have Substantial Influence Over Our Management and the Interests of Mr. Azcárraga Jean may Differ from Those of Other Stockholders

We have four classes of common stock: Series “A” Shares, Series “B” Shares, Series “D” Shares, and Series “L” Shares. A trust for the benefit of Emilio Azcárraga Jean, or the Azcárraga Trust, currently holds 43.8% of the outstanding Series “A” shares, 0.1% of the outstanding Series “B” shares, 0.1% of the outstanding Series “D” shares and 0.1% of the outstanding Series “L” shares of the Company. As a result, Emilio Azcárraga Jean controls the vote of most of the shares held through the Azcárraga Trust. The Series “A” Shares held through the Azcárraga Trust constitute a majority of the Series “A” Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying Series “A” Shares in accordance with the trust agreement governing the CPOs and the Company’s bylaws. Accordingly, and so long as non-Mexicans own more than a minimal number of Series “A” Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws. See “Major Stockholders and Related Party Transactions — The Major Stockholders”.

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

Under Mexican law, we need concessions from IFT (previously from SCT) to broadcast our programming over our television stations and Radiópolis’ radio stations (classified as a held-for-sale operation), and to provide telecommunication services. In November 2018, all of our digital broadcast television concessions were renewed until 2042. The expiration dates for the concessions for Radiópolis’ radio stations, which have been classified as a held-for-sale operation as described in “Information on the Company — Business Overview — Our Operations — Held-for-Sale Operations,” range from 2020 to 2046. See “— Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”. The expiration dates of our Cable and Telecommunications concessions range from 2022 to 2048 and our DTH concessions expire between 2021 and 2027. Cablevisión obtained a telecommunications concession that expires in 2029, which changed to an integrated sole concession in 2019, but keeping its original term. Before the Telecom Reform in 2013, the SCT typically renewed the concessions of those concessionaires that complied with the applicable renewal procedures under Mexican law and with their obligations under the concession. In July 2014, the Mexican Federal Congress enacted the LFTR, which provides that integrated sole concessions will be renewed for terms equal to the maximum terms for which they could be granted, namely, up to 30 years, except for spectrum which will be renewed for terms of 20 years, and in case of concessions for the use of radio-spectrum, the maximum term for renewal is 20 years.

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

See “— Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “— Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

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

Over-the-air broadcasting television also faces increased competition from other audiovisual platforms, including a great variety of pay-television channels distributed in Mexico, OTT providers, and audiovisual content distributed over the internet and videogame systems.

At the end of 2017, IFT completed the auction process for several local over-the-air television licenses in Mexico. As a result, 13 groups and/or individuals have a license (concession) to operate in different cities throughout Mexico. This has resulted in additional competition for our local channels.

In radio broadcasting, classified as a held-for-sale operation, as described in “Information on the Company — Business Overview — Our Operations — Held-for-Sale Operations,” Radiópolis competes with other radio stations in their respective markets. Among the main competitors in the radio broadcast business are Grupo Radio Centro S.A.B. de C.V., NRM Comunicaciones, S.A. de C.V. and Grupo Acir, S.A. de C.V.

With respect to advertising, our television stations and Radiópolis’ radio stations (classified as a held-for-sale operation) compete with other radio and television stations in their respective markets, as well as with other advertising media, such as pay-TV, newspapers, magazines, internet and outdoor advertising.

Our DTH satellite business faces competition from various competitors, including Dish Mexico, a DTH satellite pay-TV platform which launched its services in Mexico at the end of 2008, Star TV, a Dish Satellite pay-TV platform, Mega Cable Comunicaciones, S.A. de C.V., or Megacable, Total Play, cable television companies which are subsidiaries of the Company, as well as from Digital TV and OTT platforms. In addition, the DTH market competes with other media with respect to advertising and sales, including Pay-TV, outdoor advertising and publishing, among others.

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

Our principal competitors in the gaming industry are Codere S.A., or Codere, Grupo Caliente S.A. de C.V., or Grupo Caliente, Grupo Cirsa, S.A. de C.V., or Grupo Cirsa, Atracciones y Emociones Vallarta, S.A. de C.V., or Grupo Logrand and Palacio de los Números, S.A. de C.V., or Palacio de los Números.

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

The Seasonal Nature of Our Business Affects Our Revenue and a Significant Reduction in Fourth Quarter Net Sales Could Impact Our Results of Operations

Our business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry, as well as cyclical patterns in periodic events such as the FIFA World Cup and the Olympic Games. We typically recognize a disproportionately large percentage of our Content advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2017, 2018 and 2019 we recognized 32.9%, 31.0% and 34.0% respectively, of our net sales in the fourth quarter of the year. Accordingly, a significant reduction in fourth quarter advertising revenue could adversely affect our business, financial condition and results of operations.

DIRECTV Has Certain Governance and Veto Rights Over Some Operations of Innova

We own a 58.7% interest in Innova, our DTH venture in Mexico, Central America and the Dominican Republic. The remaining balance of Innova’s equity is indirectly owned by The DIRECTV Group, Inc., or DIRECTV, through its subsidiaries DTH (Mexico) Investment, LTD, DIRECTV Latin America Holdings LLC and DIRECTV MPR Holdings, LLC. Although we hold a majority of Innova’s equity and designate a majority of the members of Innova’s Board of Directors, DIRECTV has certain governance and veto rights in Innova, including the right to block certain transactions between us and Innova. DIRECTV was acquired by AT&T Inc. in July 2015.

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

Any Incidents Affecting Our Network and Information Systems or Other Technologies Could Have an Adverse Impact on Our Business, Reputation and Results of Operations

Our business operations rely heavily on network and information systems and other technology systems. Incidents affecting these systems, including cyber-attacks, viruses, other destructive or disruptive software or activities, process breakdowns, outages, or accidental release of information could result in a disruption of our operations, improper disclosure of personal data of clients, subscribers, or employees, or other privileged or confidential information, or unauthorized access to our digital content or any other type of intellectual property. It is common for a company such as ours to be subjected to continuous attempted cyber-attacks or other malicious efforts to cause a cybersecurity incident. Any such incident could damage our reputation and may require us to expend substantial resources on litigation, regulatory investigation, and remediation costs, and could therefore have a material adverse effect on our business and results of operations. We continue to work closely with our outside advisors to prevent cybersecurity incidents, and to invest in maintaining and improving cybersecurity resilience. The company’s cybersecurity risks and mitigation actions are monitored by our Audit Committee and reported to our Board of Directors. Nevertheless, because of the nature of the threats, there can be no assurance that our preventative efforts can fully prevent or mitigate all such incidents or be successful in avoiding harm to our business in the future.

The Results of Operations of Univision Holdings, Inc. May Affect Our Results of Operations and the Value of Our Investment in that Company

We have a substantial investment in Univision Holdings, Inc., or UHI (formerly known as Broadcasting Media Partners, Inc., or BMP), the parent company of Univision Communications Inc., or Univision. However, we do not control and do not consolidate the results of UHI. Our investment in UHI is currently held in the form of common stock and warrants that are exercisable for shares of common stock. The value of the common stock of UHI may fluctuate and could materially increase or decrease the value of our investment in UHI, including the carrying value of the warrants. In addition, the results of operations of UHI and Univision may affect the value of our investment in UHI and our reported results of operations. The business, financial condition and results of operations of Univision could be materially and adversely affected by risks including, but not limited to: (i) failure to service debt; (ii) cancellation, reductions or postponements of advertising; (iii) adverse global economic conditions; (iv) an increase in the preference among Hispanics for English-language programming; (v) an increase in the cost of, and decrease in the supply, quality of and demand for, Univision’s content; (vi) changes in the rules and regulations of the Federal Communications Commission, or the FCC as well as other federal, state and local regulations; (vii) competitive pressures from other broadcasters, media distributors and other entertainment and news media; (viii) failure to retain the rights to popular programming, including sports programming; (ix) failure to renew existing carriage agreements or reach new carriage agreements with MVPDs; (x) possible strikes or other union job actions; and (xi) the impact of new technologies.

The COVID-19 pandemic had, and will continue to have, an adverse impact on Univision, due to, among other things, the negative impact on advertising trends and advertising revenue, suspension of sporting events and curtailment or suspension of other programming production that Univision has broadcast rights to, reductions or delays in the production of programming by Univision’s partners, including Televisa, and general COVID-19 related disruptions to business and operations. Due to the evolving and uncertain nature of developments related to the COVID-19 pandemic, we cannot estimate the impact on Univision´s business, financial condition or near or longer-term financial or operational results with certainty.

There can be no assurance that the results of operations of UHI and its respective subsidiaries will be sufficient to maintain or increase the value of our investment in such company, or that such results will not materially and adversely affect our results of operations. For a discussion of our investment in UHI, see “Information on the Company— Business Overview — Univision”.

We May Identify Material Weaknesses in Our Internal Controls Over Financial Reporting in the Future, and Any Future Material Weaknesses or Failure to Achieve an Effective System of Internal Controls, May Cause Us Not To Be Able to Report Our Financial Results Accurately. In Addition, the Trading Price of Our Securities May Be Adversely Affected by a Related Negative Market Reaction.

In connection with the preparation of our financial statements, we may identify material weaknesses (as defined under standards established by the Public Company Accounting Oversight Board) in our internal controls over financial reporting in the future. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

If any future material weaknesses occur, it could affect the accuracy of our reporting on the future results of operations and our ability to make our required filings with government authorities, including the SEC. Furthermore, our business and operating results and the price of our securities may be adversely affected by related negative market reactions. While we have no reason to believe there will be any future material weaknesses identified, we cannot be certain that in the future additional material weaknesses will not exist or otherwise be discovered.

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

Non-Mexicans May Not Hold Series “A” Shares, Series “B” Shares or Series “D” Shares Directly and Must Have Them Held in a Trust at All Times

Although, as a result of the Telecom Reform, the regulatory framework for foreign direct investment allows foreign investors to hold up to 100% of the equity interest of Mexican companies doing business in telecommunications and satellite communications, and up to 49% in the broadcasting sector, subject to reciprocity from the country of the ultimate investor. The trust governing the CPOs and our bylaws nevertheless restrict non-Mexicans from directly owning Series “A” Shares, Series “B” Shares or Series “D” Shares. Non-Mexicans may hold Series “A” Shares, Series “B” Shares or Series “D” Shares indirectly through the CPO Trust, which will control the voting of such shares. Under the terms of the CPO Trust, a non-Mexican holder of CPOs or GDSs may instruct the CPO Trustee to request that we issue and deliver certificates representing each of the shares underlying its CPOs so that the CPO Trustee may sell, to a third party entitled to hold the shares, all of these shares and deliver to the holder any proceeds derived from the sale.

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

Forward-Looking Statements

This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. In addition, we may from time to time make forward-looking statements in reports to the SEC, on Form 6-K, in annual reports to stockholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “seek”, “potential”, “target”, “estimate”, “project”, “predict”, “forecast”, “guideline”, “may”, “should”, “could”, “will” and similar words and expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements. Examples of these forward-looking statements include, but are not limited to:

•	estimates and projections of financial results, cash flows, capital expenditures, dividends, capital structure, financial position or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;

•	statements concerning our current and future plans regarding our online and wireless content division, Televisa Digital;

•	statements concerning our current and future plans regarding our investment in Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V., or GTAC;

•	statements concerning our current and future plans regarding our gaming business;

•	statements concerning our future plans, including capital expenditures, regarding the pay-TV, broadband and/or telephony services provided by our subsidiaries;

•	statements concerning our transactions with Univision and our current and future plans regarding our investment in common stock and the warrants exercisable for common stock of UHI, the parent company of Univision;

•	statements concerning our current and future plans, including capital expenditures, regarding our investment in Innova and our transactions and relationship with DIRECTV;

•	statements concerning our transactions with NBC Universal’s Telemundo Communications Group, or Telemundo;

•	statements about our future economic performance or statements concerning general economic, political or social conditions in Mexico or other countries in which we operate or have investments;

•	statements concerning the general uncertainty related to the COVID-19 pandemic and its possible adverse effects; and

•	statements or assumptions underlying these statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. We caution you that a number of important factors, including those discussed under “— Risk Factors”, could cause actual results to differ materially from those expressed in or implied by these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements include:

•	economic and political developments and conditions and government policies in Mexico or elsewhere;

•	uncertainty in global financial markets;

•	the impact of the COVID-19 pandemic;

•	currency fluctuations or the depreciation of the Peso;

•	changes in inflation rates;

•	changes in interest rates;

•	the impact of existing laws and regulations, changes thereto or the imposition of new laws and regulations affecting our businesses, activities and investments;

•	the risk that our concessions may not be renewed;

•	the risk of loss of transmission or loss of the use of satellite transponders or incidents affecting our network and information systems or other technologies;

•	changes in customer demand; and

•	effects of competition.

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

Capital Expenditures

The table below sets forth our expected capital expenditures for the year ended December 31, 2020 and our actual capital expenditures, investments in joint ventures and associates, and acquisitions for the years ended December 31, 2019, 2018 and 2017.

	Year Ended December 31,(1)(2)
	2020 (Expected)	2019 (Actual)	2018 (Actual)	2017 (Actual)
	(Millions of U.S. Dollars)
Capital expenditures	U.S.$ 750.0	U.S.$ 992.2	U.S.$ 969.9	U.S.$ 884.7
GTAC(3)	6.7	8.8	3.0	11.1
Acquisition of assets of Axtel	—	—	272.1	—
Other acquisitions and investments(4)	—	—	281.7	9.9
Total capital expenditures and investments	U.S.$ 756.7	U.S.$ 1,001.0	U.S.$ 1,526.7	U.S.$ 905.7

(1)	Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2019, 2018 and 2017 were paid for in Pesos. These Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made. See “Key Information — Selected Financial Data”.

(2)	See “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources —Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity.”

(3)	See “— Business Overview — Our Operations—Cable”, and “— Business Overview — Investments” for a discussion of GTAC, Cablecom, Telecable and TVI.

(4)	In November 2018, we paid for the renewal of our broadcasting concessions in the aggregate cash equivalent amount of U.S.$281.7 million.

In 2019, 2018 and 2017, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2020 and potential capital expenditures, investments and/or acquisitions going forward, which could be substantial in size, through a combination of cash from operations, cash on hand, equity securities, and/or the incurrence of debt, or a combination thereof.

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

Televisa distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 25 pay-tv-brands, television networks, cable operators and over-the-top or “OTT” services.

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

Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, feature-film production and distribution, and gaming.

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

We intend to continue to expand our business by developing new business initiatives and/or through business acquisitions and investments. However, we continue to evaluate our portfolio of assets, in order to determine whether to dispose of select non-core operations.

Maintaining Our Leading Position in the Mexican Television Market

Continuing to Produce High Quality Programming. We aim to continue producing the type of high quality television programming that in the past has propelled many of our programs to be among the most watched in Mexico. We have launched a number of initiatives in creative development, program scheduling and on-air promotion. These initiatives include improved production of our highly rated dramas, new comedy and game show formats and the development of reality shows and new series. We have improved our scheduling to be better aligned with viewer habits by demographic segment while improving viewer retention through more dynamic on-air graphics and pacing. We have enhanced tune-in promotion both in terms of creative content and strategic placement. We also plan to continue expanding and leveraging our Spanish-language video library, rights to soccer games and other events, as well as cultural, musical and show business productions. In addition, our strategic alliance with Telemundo allows us to broadcast more than 1,170 hours per year of Telemundo’s original programming on Channel 9 and distribute Telemundo content in Mexico on an exclusive basis across multiple platforms including broadcast television, pay television and our emerging digital platforms.

Maintaining High Operating Segment Income Margins. Our Content operating segment income margins for 2017, 2018 and 2019 were 37.7%, 37.9% and 36.1%, respectively. We aim to continue maintaining high operating segment income margins in our Content businesses by increasing revenues and controlling costs and expenses to the extent that we can without impacting the quality and appeal of our content.

Continue Building Our Cable and DTH Platforms

Cable. We are a shareholder of several Mexican cable companies. For example:

•	we own a controlling stake in Cablevisión, which operates in Mexico City and its metropolitan area, where it offers cable television, high speed internet and IP telephony services;

•	we own TVI, which offers cable television, data and voice services in the metropolitan area of Monterrey and other areas of northern Mexico; it also offers specific data and voice services in the metropolitan area of Mexico City;

•	we own Cablemás, which operates in approximately 105 cities in Mexico where it offers cable television, high speed internet and telephony services;

•	we own Cablecom, which offers cable television, telephony, value added services and virtual networks to corporate customers around 15 states of Mexico;

•	we own Telecable, a cable company that provides video, data and telephony services in Mexico, primarily in the states of Guanajuato, Jalisco, Aguascalientes, Queretaro, Tamaulipas, and Colima, among others; and

•	since December 17, 2018, we own the residential fiber-to-the-home business, and related assets, acquired from Axtel in Mexico City, Zapopan, Monterrey, Aguascalientes, San Luis Potosi and Ciudad Juarez, through the acquisition of 100% of the equity interests of FTTH.

With a consolidated 5.8 million subscriber base and 15.3 million homes passed as of December 31, 2019, these companies are important service providers in Mexico. “Homes passed” refers to any residential homes or businesses that are connected to telecommunications systems, or those prepared to be connected to telecommunications systems but are not currently connected or require some type of investment in order to be connected. For instance, each apartment located in a building that is prepared to be connected to telecommunications systems represents one home passed. It is generally understood that a home or business counts as a home passed when it can be connected to a telecommunications network without additional extensions to the main transmission lines. Our cable strategy aims to increase our subscriber base, average monthly revenues per subscriber and penetration rate by:

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

Our cable companies have introduced a variety of new services over the past years, such as interactive television and other enhanced program services, including high-speed internet access through cable modem and fiber-to-the-home, as well as IP telephony. In November 2014, we launched a unified commercial offer under the izzi brand for residential customers. Currently, izzi offers telecommunication services packages including unlimited telephony services, high-speed data access and pay-TV programming for residential customers and micro and small-sized enterprises. In June 2016, we launched “izzi TV”, a new entertainment platform, which among other services, provides customers live channels, SVOD (Subscription Video on Demand), as well as access to all of the Company’s content. Recently the bundle packages include access to Netflix and blim. izzi TV is available through the “izzi TV” set-top-box and through “izzi go”, which is a TV Everywhere application for authenticated subscribers that enables users to access TV channels, movies and series on demand, compatible with iOS and Android platforms. izzi go also features remote control functions compatible with our izzi TV set-top-boxes, and allows subscribers to rent additional content through the application, all for a fixed price. For an additional cost, subscribers can choose from different add-ons to the “izzi TV” service, such as TVOD (Transactional Video on Demand) titles, HBO and Fox Premium, among others. In addition to the izzi brand, our cable companies also provide telecommunication services under the wizz and wizzplus brands in certain municipalities. In July 2018, our cable companies launched “afizzionados”, our first proprietary sports channel dedicated to soccer, broadcasting selected sport content and exclusive matches. In November 2018, we launched “izzi flex” (wireless internet for homes) and “izzi pocket” (mobile internet), which offer speeds of 5 Mbps and up to 20 Mbps. In 2018 and 2019, we renewed our triple play product with packaging benefits of voice, broadband and video.

As of December 31, 2019, our cable companies had 4.3 million cable television, or video RGUs, 4.7 million broadband RGUs and 3.6 million IP telephone lines in service, or voice RGUs. The growth in our subscriber base has been driven primarily by the upgrade of our networks and the launch of competitive broadband offerings.

DTH. We believe that Ku-band DTH satellite services offer an enhanced opportunity for expansion of pay television services into households seeking to upgrade reception of broadcasting signals and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. We own a 58.7% interest in Innova, or Sky, our venture with DIRECTV. Innova is a DTH company with services in Mexico, Central America and the Dominican Republic with more than 7.4 million video subscribers, of which 2.8% were commercial subscribers as of December 31, 2019.

The key components of our DTH strategy include:

•	offering high quality programming, including rights to our four over-the-air broadcast channels, exclusive broadcasts of sporting events, such as certain Mexican Soccer League matches, and most of the Spanish Soccer League, La Liga and La Copa del Rey, the English Premier League, the Carabao Cup, the NFL Sunday Ticket, MLB Extra Innings, the NHL, bullfighting, World Equestrian Games, marathons, Diamond League, the Mexican Baseball League (LMB), UEFA Nations League and FIFA tournaments in Central America and exclusive matches in Mexico qualifying and friendly matches of the Brazilian national team, as well as special coverage of Grand Slam tennis tournaments;

•	capitalizing on our relationship with DIRECTV and local operators in terms of technology, distribution networks, infrastructure and cross-promotional opportunities;

•	capitalizing on the low penetration of pay-TV services in Mexico;

•	providing superior digital Ku-band DTH satellite services and emphasizing customer service quality;

•	providing aggressive HD offerings and continuously expanding our programming in HD; and

•	providing single play broadband services as well as video-broadband bundles to complement our product offering.

Continue Expanding the Portfolio of Channel Offerings in Mexico and Abroad

Network Subscription. Through our 25 pay-TV brands and 74 national and international feeds, we reached more than 46 million subscribers throughout Latin America, the Caribbean, the United States, Canada, Europe, Africa and Australia in 2019. Our pay-TV channels include, among others, three music channels, five movie channels, eight variety and entertainment channels, three sports channels and one news channel. All of our sports channels offer 24 hour a day programming 365 days a year. Popular channels include, among others, De Película, Distrito Comedia, TLNovelas and Golden.

Transforming Our Publishing Business

Despite the continuing challenges facing the industry, we continue to be among the leaders of the publishing business and maintained a total approximate circulation of 31.5 million magazines during 2019. We believe our subsidiary, Editorial Televisa, S.A. de C.V., or Editorial Televisa, is the most important Spanish-speaking publishing company in the world in number of magazines distributed. Editorial Televisa publishes 60 titles, with 13 wholly-owned trademarks and 25 licensed trademarks from world renowned publishing houses, including Spanish language editions of some of the most prestigious brands in the world. Editorial Televisa distributes its titles to seven countries, including Mexico, the United States and countries throughout Latin America.

Increasing Our International Programming Sales Worldwide and Strengthening Our Position in the Growing U.S.-Hispanic Market

We license our programs to television broadcasters and pay-TV providers in the United States, Latin America, Asia, Europe and Africa. Excluding the United States, in 2019, we licensed 84,565 hours of programming in 71 countries throughout the world. We intend to continue exploring ways of expanding our international programming sales.

According to the “Annual Estimates of the Resident Population by Sex, Age, Race, and Hispanic Origin for the United States: April 1, 2010 to July 1, 2018” issued by the U.S. Census Bureau Population Division, the U.S.-Hispanic population is estimated to be 59.87 million, or approximately 18.2% of the U.S. population, and is currently one of the fastest growing segments in the U.S. population, with the growth among Hispanics responsible for over half of the U.S. population gains between 2000 and 2010. The U.S. Census Bureau projects that the Hispanic population will be approximately 21% of the U.S. population by the year 2030.

We intend to leverage our unique and exclusive content, media assets and long-term associations with others to benefit from the growing demand for entertainment among the U.S.-Hispanic population.

We supply television programming for the U.S.-Hispanic market through Univision, the leading media company serving Hispanic America. In exchange for this programming, during 2017, 2018 and 2019, Univision paid us U.S.$313.9 million, U.S.$383.6 million and U.S.$389.1 million respectively, in royalties. For a description of our arrangements with Univision, see “— Univision”.

Developing New Businesses and Expanding through Acquisitions

We plan to continue leveraging our strengths and capabilities to develop new business opportunities and expand through acquisitions. We are constantly seeking investment opportunities that complement our business strategy. We may identify and evaluate opportunities for strategic acquisitions of complementary businesses, technologies or companies. We may also consider joint ventures, minority investments and other collaborative projects and investments. Any such acquisition or investment could be funded using cash on hand, our equity securities and/or the incurrence of debt, or a combination thereof.

Our recent acquisitions and investments include our acquisition on December 17, 2018 of the residential fiber-to-the-home business and related assets from Axtel in Mexico City, Zapopan, Monterrey, Aguascalientes, San Luis Potosi and Ciudad Juarez, through the acquisition of 100% of the equity interests of FTTH.

For a further discussion of some of our recent investments, see “— Investments”.

We have grown our gaming business, which consists of casinos and an online gaming site. As of December 31, 2019, we had 18 casinos in operation, under the brand name “PlayCity”. In accordance with our permit, we may continue to open casinos. In 2017, we launched our online sports betting site. The casinos and the online sports betting site are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 45 casinos and number draws throughout Mexico.

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

In August 2017, the Supreme Court of Justice of the Nation (SCJN) determined that the interconnection rate regime relating to mobile termination by the Preponderant Economic Agent in Telecommunications Network, which contained a limitation on the Preponderant Economic Agent’s ability to charge for traffic termination in its mobile network, was unconstitutional. As a result, the SCJN ordered that the IFT issue a tariff. In November 2017, IFT resolved that the tariff for traffic termination in the mobile network of the Preponderant Economic Agent will be Ps.0.028562 per minute of interconnection from January 1 to December 31, 2018. For 2019, the IFT determined a lower tariff for traffic termination in the mobile network of the Preponderant Economic Agent being Ps.0.028313 per minute of interconnection.

In April 2018, the SCJN determined that the interconnection rate regime relating to fixed termination by the Preponderant Economic Agent in Telecommunications Network, which contained a limitation on the Preponderant Economic Agent’s ability to charge for traffic termination in its fixed network, was unconstitutional. As a result, the SCJN ordered the IFT to issue a tariff for traffic termination in the fixed network of the Preponderant Economic Agent applicable from January 1 to December 31, 2019. In November 2018, the IFT determined that the tariff for traffic termination in the fixed network of the Preponderant Economic Agent will be Ps.0.003151 per minute of interconnection from January 1, 2019 to December 31, 2019. For 2020, the tariff for traffic termination in the fixed network of the Preponderant Economic Agent will be Ps.0.003331 per minute of interconnection.

In January 2020, IFT imposed a fine on Telnor in the amount of Ps.1,311.8 million for a breach of the availability of information of certain passive infrastructure (post, duct) in the electronic management system (Sistema Electrónico de Gestión, or “SEG”), used to request wholesale services from Telnor.

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

During 2019, we continued our sustainability efforts in order to be recognized around the world. For example:

•	We were selected for the 2019 Dow Jones Sustainability (DJSI) MILA Pacific Alliance Index and were one of only three Mexican companies selected for the 2019 DJSI Emerging Markets Index.

•	We were included as a constituent of the 2019 FTSE4Good Emerging Markets and Emerging Latin America Indices.

•	We were selected as one of only four Mexican companies included in the 2019 Bloomberg Gender-Equality Index.

•	We were confirmed as a constituent of the IPC Sustainable (Sustainability Index) of the Bolsa Mexicana de Valores (Mexican Stock Exchange).

•	We were confirmed as a signatory of the United Nations Global Compact, the world’s largest corporate sustainability initiative.

Sustainability is a high priority for us and a key component in the formulation of our business strategy.

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

We reaffirm the Company’s steadfast commitment to ensuring the health and safety of our employees, collaborators, partners, and the greater community, as we closely monitor the quickly evolving novel coronavirus (COVID-19) pandemic.

Throughout our corporate operations and facilities, we continue to refine and implement detailed policies, procedures, and protocols closely aligned with guidelines issued by the Government of Mexico and the World Health Organization (WHO). This includes aggressively maintaining proper hygiene measures and upgraded security and health screenings at entrances to all properties and minimizing the number of individuals present at all facilities at any given time.

We have also adopted new labor practices to help restrict public movements and stem the spread of the virus, including imposing flexible hours and work-at-home arrangements for nearly all employees. Highly trained members of the Company’s medical service are also closely monitoring the health and well-being of the entire workforce and are positioned to assist anyone presenting symptoms of the virus.

Since media and telecommunications have been considered by the Mexican Government as essential economic activities under regulations enacted for purposes of the COVID-19 pandemic, we have continued operating our essential businesses uninterrupted to continue benefiting the country with connectivity, entertainment and information during the COVID-19 pandemic, while also promoting the “stay at home” policy whenever possible, in order to take safety and cautionary measures for our employees. We have taken strict health controls and precautions for the personnel who need to work on-site for the operation of our essential businesses. Notwithstanding the foregoing, some of our activities, such as the production of new content, have been curtailed or suspended in response to social distancing and shutdown requirements and health guidelines.

As Mexico’s leading provider of television news, we are serious about our responsibility to keep the country’s citizens well-informed about the spread of the virus and its serious implications. We also recognize the important role we play in providing high-quality educational and entertainment content across our many platforms to best serve the millions of families who are avoiding nonessential outside contact. Over the years, we have invested deeply in improving and maintaining our connectivity systems and will continue to do all that we can to maintain our services to all of our customers in homes, businesses and public institutions.

The "Televisa is with you/Stay at home with Televisa" action plan aims to provide a comprehensive solution for two basic society member groups: audiences and Televisa’s brands and sub-brands. It promotes solidarity and support through promoting serenity, entertainment, and social union; facilitating staying at home.

We will continue to do everything we can to assist during these extraordinary times. In the meantime, we will rely on our platforms and maintain high-quality service for our customers and business partners.

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

In 2019 we impacted the life of 991,017 children, youth and adults in both Mexico and the United States, investing with our allies together more than Ps.388 million. We directly contributed to the following 11 of 17 of the United Nations Sustainable Development Goals:

•	No poverty.
•	Zero hunger.
•	Good health and well-being.
•	Quality education.

•	Gender equality.
•	Clean water and sanitation.
•	Decent work and economic growth.
•	Industry, innovation and infrastructure.
•	Reduced inequalities.
•	Sustainable cities and communities.
•	Peace, justice and strong institutions.

We managed to have more than 19  million of media impacts. We have reached more than 153 million people with our messages, benefiting more than 77 institutions and organizations through communication campaigns with television spaces.

Our causes generated more than 1.5 million followers on social networks and more than 6 million people to our platforms.

Fundación programs work along different life stages. Empieza Temprano focuses on early childhood development by providing parents and families information and practical tips. To enhance the skills of K-12 students, Fundación has a civic values program called Valores. Aprende con el Chavo is a free platform for online learning and Cuantrix teaches computer science and coding. Technolochicas empowers young women through STEAM (Science, Technology, Engineering, Art and Mathematics) and Bécalos works to increase high-school and college completion while improving the student’s employability. POSiBLE helps to expand high impact innovation-driven entrepreneurship through training, networking, resources, visibility and acceleration for high potential startups. In addition, Fundación’s cultural and environmental programs cut across ages serving the general public in specific locations and more broadly through the digital and media space.

Our numbers:

•	Over 3.8 million users of Aprende con el Chavo, the free online learning application for language and STEAM.
•	More than 100,000 students from public schools in six states across Mexico learned basic coding skills through more than 700 teachers and instructors trained by Cuantrix.
•	More than 3,800 middle-school girls attended Technolochicas STEAM activities in Mexico and the United States.
•	More than 37,000 recipients of Bécalos scholarships including 4,920 for students and teachers developing employability competencies, 143 for participants of an international exchange program with community colleges in the United States and 50 for students attending a program for talented youth.
•	With these numbers, Bécalos reached a historic sum of 326,637 beneficiaries and 2,753 attendees in its international mobility efforts.
•	21,066 entrepreneurs with business models developed in POSiBLE with a percentage of 53% women.
•	We participate with far reaching communication campaigns including Valores promoting civic values.
•	More than 50,378 parents receive practical tips weekly via SMS through our Empieza Temprano program.
•	More than 41,176 new aid in health, nutrition, development and dwelling, from which 7,100 were destined to women in subjects of health, women empowerment and protection, reaching more than 1,250,000 benefiters in 16 years.
•	Nearly 5,000 voluntary collaborators from Grupo Televisa recollected more than 40 tons of waste in 11 different states of Mexico, thanks to a corporate initiative focused on environmental care.
•	We participated in six photography fairs in Mexico and other countries with the attendance of more than 350,000 people.

•	We received the following awards:
o	Caracol de Plata Award for the “Aprende a Decir Que No”, a Valores program’s campaign. The Caracol de Plata Awards promote publicity messages to create awareness and finding solutions to social problems.
o	Silver Effie Award for the “Una Oportunidad Lleva a la Otra”, a Bécalos program’s campaign. The Effie Awards are the most relevant awards in the marketing and publicity industry. They recognize great ideas that achieve real life results and the strategies that originated them.

By responsibly leveraging media, talent, partnerships and financial assets, the efforts led by Fundación reflect the commitment of Televisa to make a strategic contribution to building a more empowered, prosperous and democratic society where all people have a platform to succeed.

Our Operations

As of December 31, 2019, we classify our operations into four business segments: Cable, Sky, Content and Other Businesses. Through the third quarter of 2019, the Radio business was classified as part of the Other Businesses segment, and beginning in the fourth quarter of 2019, it was classified as held-for-sale operations in the business segment information.

Cable

The Cable Television Industry in Mexico. Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee. These fees are based on the package of channels the subscribers receive. According to IFT, there were approximately 915 pay-TV concessions in Mexico, including 482 integrated sole concessions, as of the date of their report, serving approximately 19.6 million subscribers (including cable and DTH).

Digital Cable Television Services. Our cable companies offer on-screen interactive programming guide with direct access to blim and Netflix through the “izzi TV” platform, video on demand, high definition channels as well as other services throughout Mexico. Along with their digital pay-TV service, our cable companies offer high speed internet and a competitive digital telephone service. Through their network, they are able to distribute high quality video content, new services, interactivity with video on demand, 1080i high definition, impulse and order pay-per-view, a-la-carte programming, among other products and services, with added value features and premium solutions for consumers, and telephony and internet. Likewise, our cable companies offer mobile applications such as “izzi go”, which is a TV Everywhere application for authenticated subscribers through compatible PCs, iOS and Android platforms, that enables subscribers to access channels, movies and series on demand. “izzi go” also features remote control functionalities compatible with our “izzi TV” set-top-boxes, and allows subscribers to watch additional content through the application.

Revenues. Our cable companies generate revenues from their pay-TV, broadband and telephony services, from additional services such as video on demand, and from sales of advertising to local and national advertisers. Subscriber revenues come from monthly service and rental fees and, to a lesser extent, one-time installation fees.

Cable Initiatives. Our cable companies plan to continue offering the following services to their subscribers:

•	Enhanced programming services, including video on demand, subscription video on demand, high definition and bundled packages;

•	Broadband internet services, including fixed/mobile solutions; and

•	IP telephony services.

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

Bestel. Currently, the Company indirectly holds 66.1% of the equity of Bestel (35.3% through Cablevision and 30.8% through CVQ), which provides voice, data, and managed services to domestic and international carriers and to the enterprise, corporate, and government segments, cloud and other services in Mexico. Through Bestel (USA), Inc., Bestel provides cross-border services to U.S. carriers including internet protocol, or IP, transit, collocation, international private lines, virtual private networks, or VPNs, and voice services, as well as access to the Internet backbone via companies or carriers classified as “TIER 1” which are networks that can reach every other network on the internet without purchasing internet protocol address transit or paying settlements and “TIER 2” which are networks that peer with some networks, but purchase internet protocol address transit or pay settlements to reach at least some portion of the internet. Bestel operates approximately 32,000 kilometers of a fiber-optic network, including the fiber-optic network it owns. This fiber-optic network covers several important cities and economic regions in Mexico and has direct crossing of its network into San Antonio, Laredo, McAllen, El Paso and Dallas in Texas, Nogales in Arizona, Miami in Florida and San Diego and Los Angeles in California in the United States. This enables the Company to provide high capacity connectivity between the United States and Mexico.

FTTH. On December 17, 2018, we acquired from Axtel its residential fiber-to-the-home business and related assets in Mexico City, Zapopan, Monterrey, Aguascalientes, San Luis Potosi and Ciudad Juarez, through our FTTH subsidiary. The acquired assets comprise 553,226 RGUs, consisting of 97,622 video, 227,802 broadband and 227,802 voice RGUs. The total value of the transaction amounts to Ps.4,713 million.

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

As of December 31, 2017, 2018 and 2019, Innova’s DTH satellite pay-TV service had 8,002,526, 7,637,040 and 7,429,351 gross active video subscribers, respectively. Innova primarily attributes its success to its superior programming content, its exclusive transmission of the largest coverage sporting events such as soccer tournaments and special events, its high quality customer service and its nationwide distribution network with approximately 864 points of sale. In addition to the above, Innova also attributes its success to VeTV, our low-end package in Mexico. Sky continues to offer the highest quality and exclusive content in the Mexican pay-TV industry. Its programming packages combine our over-the-air channels with other exclusive content.

During 2019, Sky offered exclusive content, which included certain Mexican Soccer League matches and most of the Spanish Soccer League, La Liga and La Copa del Rey, the English Premier League, the Carabao Cup, the NFL Sunday Ticket, MLB Extra Innings, the NHL, bullfighting, World Equestrian Games, marathons, Diamond League, coverage of the Mexican Baseball League (LMB), UEFA Nations League and FIFA tournaments in Central America and some exclusive matches in Mexico, qualifying and friendly matches of the Brazilian national team, as well as special coverage of Grand Slam tennis tournaments. In addition to new programming contracts, Sky continues to operate under arrangements with a number of third party programming providers to provide additional channels to its subscribers. Sky also has arrangements with the major programming studios and sports federations.

In 2019, the Sky HD Package comprised 161 channels, as well as nine additional channels for pay-per-view. We expect to continue broadening our HD offering in the coming years for which we may need additional transponder capacity.

As of December 31, 2019, the standard definition programming packages monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: Basic Ps.159, Fun Ps.319, Fox+ Ps.494, HBO Ps.489, Universe Ps.724 and monthly fees for high definition programming packages are: Gold Ps.219, Platinum Ps.309 and Black Ps.704. Monthly fees for each programming package do not reflect a monthly rental fee in the amount of Ps.184 for standard definition, Ps.204 for Gold and Ps.234 for Platinum and Black packages for the decoder necessary to receive the service (or Ps.160 for standard definition, Ps.180 for Gold and Ps.220 for Platinum and Black packages if the subscriber pays within 12 days of the billing date) and a one-time activation fee which depends on the number of decoders and payment method. The monthly fees with respect to our prepaid programming package are the following: VeTV Ps.104, VeTV PLUS Ps.154 and the monthly rental fee for the decoder necessary to receive the service is Ps.105.

Sky devotes nine pay-per-view channels to family entertainment and movies and four channels are devoted to adult entertainment. In addition, Sky assigns 15 extra channels exclusively for special events, known as Sky Events, which include concerts and sports. Sky provides some Sky Events at no additional cost while it sells others on a pay-per-view basis.

The installation fee is based on the number of set up boxes and the method of payment chosen by the subscriber. The monthly cost consists of a programming fee plus a rental fee for each additional box.

In 2018, Sky launched Fixed Wireless Broadband services under the brand name Blue Telecomm. Sky offers five or ten mega single-play broadband services as well as video-broadband bundles. These services are limited to certain areas in Mexico. Sky closed 2019 with 386,114 broadband customers.

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

Content

Television Industry in Mexico

General. There are 18 television stations operating in Mexico City and approximately 584 other television stations elsewhere in Mexico. Most of the stations outside of Mexico City rebroadcast programming originating from the Mexico City stations. We own and operate four of the 18 television stations in Mexico City, Channels 2, 4, 5 and 9. Some of these stations are affiliated with 212 repeater stations and 20 local stations outside of Mexico City. See “— Programming — Television Networks”. Our major competitor, TV Azteca, owns and operates Channels 7 and 1 (formerly 13) in Mexico City, which we believe are affiliated with 177 stations outside of Mexico City. Likewise, TV Azteca owns the concession for Channel 40, or ADN 40, an ultra-high radioelectric frequency, or UHF, channel that broadcasts throughout the Mexico City metropolitan area, Grupo Imagen owns the concession for Channel 27 or Excelsior and Channel 29 or Cadena 3 or Imagen Television, and Multimedios owns a concession for virtual channel 6.1. in Mexico City. The Mexican government currently operates seven stations in Mexico City, Channel 11 (IPN), which has 12 repeater stations, Channel 21, Channel 22, Channel 20 (TVUNAM), Channel 34, Channel 45 (Congress), Channel 30, an anchor station of Sistema Público de Radiodifusión del Estado Mexicano, which, we believe, has 25 repeater stations outside Mexico City, 25 stations (State Governments), and eight other university stations. There are 44 local television stations affiliated with Imagen Television, outside of Mexico City. There are also 37 independent stations which are unaffiliated with any other stations, 14 stations of Multimedios and 11 stations of Telsusa outside of Mexico City. See “— Programming — Television Networks”.

We estimate that approximately 31.3 million Mexican households have television sets, representing approximately 93.1% of all households in Mexico as of December 31, 2019. We believe that approximately 97.6% of all households in Mexico City and the surrounding area have television sets.

Programming

Programming We Produce. We produce a significant part of the Spanish-language television programming in the world. In 2017, 2018 and 2019, we produced approximately 87,900 hours, 83,712 hours and 88,370 hours respectively, of programming for broadcast on our network stations; including programming produced by our local stations, which represented 58.2%, 64.1% and 66.3% of our total hours produced in the same years, respectively. Programming and videos for broadcast on our pay-TV channels, through our cable operations and DTH satellite ventures, represented 29.1%, 22.1% and 20.6% of our total hours produced in 2017, 2018 and 2019, respectively.

We produce a variety of programs, including dramas, newscasts, situation comedies, game shows, reality shows, children’s programs, comedy and variety programs, musical and cultural events, movies and educational programming. Our dramas are broadcast either dubbed or subtitled in a variety of languages throughout the world.

Our programming also includes broadcasts of special events and sports events in Mexico promoted by us and others. Among the sports events that we broadcast are soccer games and professional wrestling matches. See “— Other Businesses — Sports and Show Business Promotions”. In 2017, we broadcast FIFA Confederations Cup Russia 2017, Beach Soccer World Cup Bahamas 2017, CONCACAF Gold Cup 2017, FIFA World Cup Under 17 India 2017 and FIFA U-20 World Cup Korea Republic 2017. In 2018, we broadcast the FIFA World Cup Russia 2018, the FIFA Women’s World Cup Under 20 France 2018 and the FIFA Women’s World Cup Under 17 Uruguay 2018. In 2019, we broadcast the FIFA Women’s World Cup 2019, the FIFA U-20 World Cup 2019, the FIFA U-17 World Cup 2019 Draw, FIFA The Best Football Awards 2019, the FIFA U-17 World Cup 2019, the FIFA Beach Soccer World Cup 2019, the CONCACAF Gold Cup 2019, the CONMEBOL Copa America 2019 and the XVIII Pan American Games Lima 2019. We have secured the rights to broadcast the FIFA World Cup Qatar 2022 and the Canada, Mexico and USA 2026 World Cup and 2030 FIFA World Cup for Mexico and other territories in Latin America. In October 2019, we secured from the International Olympic Committee (“IOC”) the broadcasting rights for the Olympic Games to be held in Tokyo originally scheduled for July 2020. However, due to the ongoing COVID-19 global pandemic, the IOC decided to postpone the games to a later date, tentatively July 2021.

Our programming is produced primarily at our 32 studios in Mexico City. We also operate 23 fully equipped remote control units (OB Vans). Some of our local television stations also produce their own programming. These local stations operate 46 studios and 34 fully equipped remote control units. See “ — Local Affiliates”.

Foreign-Produced Programming. We license and broadcast television programs produced by third parties outside Mexico. Most of this foreign programming is from the United States and includes television series, movies and sports events, including coverage of Major League Baseball games and National Football League games. Foreign-produced programming represented approximately 35.6%, 28.7% and 30.9% of the programming broadcast on our four television networks in 2017, 2018 and 2019, respectively. A substantial majority of the foreign-produced programming aired on our networks was dubbed into Spanish and was aired on Channel 5, with the remaining aired on Channel 9.

Talent Promotion. We operate Centro de Educación Artística, a school in Mexico City, to develop and train actors. We provide instruction free of charge, and a substantial number of the actors appearing on our programs have attended the school. We also promote writers and directors through a writers’ school as well as various contests and scholarships.

Television Networks. We operate three television networks that can be viewed throughout parts of Mexico depending on the schedules and programming on our affiliated television stations through Channels 2, 5 and 9 in Mexico City. The following table indicates the total number of operating television stations in Mexico affiliated with each of our three networks, as well as the total number of local affiliates, as of December 31, 2019.

	Wholly Owned Mexico City Anchor Stations	Wholly Owned Affiliates	Majority Owned Affiliates	Minority Owned Affiliates	Independent Affiliates	Total Stations
Channel 2	1	124	2	—	1	128
Channel 5	1	62	—	—	2	65
Channel 9	1	16	—	—	5	22
Subtotal	3	202	2	—	8	215
Local (Stations) Affiliates	—	17	—	1	2	20
Total	3	219	2	1	10	235

Channel 2 Network. Channel 2, which is known as “Las Estrellas”, or “The Stars”, together with its affiliated stations, is the leading television network in Mexico and the leading Spanish-language television network in the world, as measured by the size of the audience capable of receiving its signal. Channel 2’s programming is broadcast 24 hours a day, seven days a week, on 128 television stations located throughout parts of Mexico. The affiliate stations generally retransmit the programming and advertising transmitted to them by Channel 2 without interruption. Such stations are referred to as “repeater” stations. We estimate that the Channel 2 Network reaches approximately 30.7 million households, representing 98% of the households with television sets in Mexico. The Channel 2 Network accounted for a majority of our national television advertising sales in each of 2017, 2018 and 2019.

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

Channel 5 Network. In addition to its anchor station, Channel 5 is affiliated with 64 repeater stations located throughout parts of Mexico. We estimate that the Channel 5 Network reaches approximately 28.1 million households, representing approximately 89.8% of households with television sets in Mexico. We believe that Channel 5 offers the best option to reach the 18-34 year old demographic, and we have extended its reach into this key group by offering new content. Channel 5 offers a combination of reality shows, national and international soccer, sitcoms, dramas, movies, cartoons and other children’s programming. The majority of Channel 5’s programs are produced outside of Mexico, primarily in the United States. Most of these programs are produced in English.

Channel 9 Network. In addition to its anchor station, Channel 9 is affiliated with 21 repeater stations, approximately 45% of which are located in central Mexico. We estimate that Channel 9 reaches approximately 18.9 million households, representing approximately 60.5% of households with television sets in Mexico.

The Channel 9 Network targets viewers 30 years and older. Its programs include movies, sports, sitcoms, game shows, dramas produced by third parties, news, an entertainment newscast and re-runs of popular programs from Channel 2.

Channel 4. Channel 4 broadcasts in the Mexico City metropolitan area and to some other areas of the country through a network of repeater stations, and according to our estimates, reached over 22.8 million households in Mexico in 2019. As described above, as part of our plan to attract medium-sized and local Mexico City advertisers and some of the areas covered by the repeater stations, we focused the reach of this network throughout Mexico and revised the format of Channel 4 to create ForoTV in an effort to target viewers in those areas. We currently sell local advertising time on ForoTV to medium-sized and local advertisers at rates comparable to those charged for advertising on local, non-television media, such as radio, newspapers and billboards. However, by purchasing local advertising time on ForoTV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television media.

ForoTV targets young adults between 30 and 40 years old, and adults more than 55 years old. Its programs consist primarily of journalist content, news, and round table programs in which the participants analyze the national and international news.

Local Affiliates. There are currently 20 local television stations affiliated with our networks, of which 17 stations are wholly owned, one station is minority owned and two stations are independent affiliated stations. These stations receive part of their programming from Channels 4 and 9. See “— Channel 4”. The remaining programs aired consist primarily of programs licensed from our program library and locally produced programs. The locally produced programs include news, game shows, musicals and other cultural programs and programs offering professional advice. In 2017, 2018 and 2019, the local television stations owned by us produced 51,100 hours, 53,600 hours and 58,600 hours, respectively, of programming. Each of the local affiliates maintains its own sales department and sells advertising time during broadcasts of programs that it produces and/or licenses. Generally, we pay the affiliate stations that we do not wholly own a fixed percentage of advertising sales for network affiliation.

Network Subscription. We produce or license a suite of Spanish and English-language television channels for pay-TV systems in Mexico, Latin America, the Caribbean, Europe, the United States, Canada, Africa and Australia. These channels include programming such as general entertainment, dramas, movies, news and music-related shows, interviews and videos. Some of the programming included in these channels is produced by us while other programming is acquired or commissioned from third parties. We commercialize 25 pay-TV brands through over 74 domestic and international feeds, which reach over 46 million subscribers worldwide, averaging six networks per subscriber.

In 2017, 2018 and 2019, we produced approximately 25,500 hours, 18,500 hours and 18,100 hours, respectively, of programming and videos, for broadcast on our pay-TV channels. The names and brands of our standard definition channels include: Telehit, Telehit Urbano (formerly RMS), Bandamax, De Película, TLN (Portugues), Unicable, Golden, Golden Edge, Golden Latinoamérica, TLNovelas, BitMe (formerly Tiin), Estrellas Latinoamérica, Estrellas Delay-2hrs, Estrellas Delay-1hr, Distrito Comedia, Adrenalina Sports Network (formerly Fighting Sports Network, FSN), TUDN (formerly TDN), and Unicable Internacional (formerly UTDN). The brands of our high definition channels include: Golden HD, Telehit HD, TUDN HD (formerly TDN HD), De Película HD, Unicable HD, Golden Premier HD, Foro TV HD.

Licensing and Syndication. We license our programs and our rights to programs produced by other television broadcasters and pay-TV providers in the United States, Canada, Latin America, Asia, Europe and Africa. We collect licensing fees based on the size of the market for which the license is granted or on a percentage of the advertising sales generated from the programming. In addition to the programming licensed to Univision, we licensed 85,098 hours, 83,563 hours and 84,565 hours of programming in 2017, 2018 and 2019, respectively. See “Business Overview — Univision” and “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content”. As of December 31, 2019, we had 275,508 half-hours of television programming in our library available for licensing.

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

OTT Platform. In January 2014, we launched an over-the-top platform under the brand “VEO”, which in February 2016 was relaunched as “blim” and recently renamed “blim tv”. Blim tv is fully operated by Televisa, S.A. de C.V. and it provides a Subscription Video-On-Demand (“SVOD”) service and TV Everywhere in Mexico, with an extensive catalogue of domestic and foreign entertainment (including a library of original productions, movies, series, documentaries, programs, dramas and children’s content; and recently carrying 31 linear channels) and has been positioned as an important Spanish-language premium content provider in Mexico. Blim tv is accessible through a growing number of internet connected electronic devices. Blim tv service can be purchased on a monthly basis through recurring payment with credit card, debit card, prepaid gift cards and codes, payment aggregators, packaged subscriptions through carrier and MSO billing and direct billing with other third parties’ app stores. Blim tv is currently the third largest SVOD service provider in Mexico.

Advertising Sales Plan. Our sales force is organized into separate teams, each of which focuses on groups of clients, in order to provide multi-platform offers that include free-to-air television, pay television, local stations and digital services. In 2018, we began billing our clients on a cost-per-rating-point basis rather than on a fixed pricing scheme. Most of our sales were made through “Modular 2.0” or “packages” that have a pre-determined allocation through national channels and dayparts through which we optimize the use of our inventory while committing to deliver certain amounts of gross rating points. The majority of our sales were made through these mechanisms. We sell commercial time in two ways: upfront and on a scatter basis. Advertisers that elect the upfront option lock in prices on a cost-per-rating-point basis for most of our commercial inventory for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, and are charged lower rates than those charged on a scatter basis for their commercial time, given the highest priority in schedule placement, and given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and limited access to choose commercial time slots. Under our cost-per-rating-point approach, all advertisers are billed based on actual gross rating points delivered. For 2018, we had successfully migrated most of our sales to a pricing mechanism based on ratings. For a description of our advertising sales plan, see “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content — Advertising Rates and Sales”.

This strategy remained unchanged in 2019.

In 2020, we began billing our clients on a cost-per-thousand-basis, rather than a cost-per-rating-point basis, while keeping the Modular 2.0 Strategy. We also changed the closing period for the upfront option to 2020, from the end of 2019, as in previous years. As a result, we have not yet completed all negotiations.

We currently sell a significant portion of our available television advertising time. We use the remaining portion of our television advertising time primarily to satisfy our legal obligation to the Mexican government to provide up to 18 minutes per day of our broadcast time between 6:00 a.m. and midnight for public service announcements and 30 minutes per day for public programming (referred to in this annual report as Official Television Broadcast Time), and our remaining available television advertising time to promote, among other things, our products. See “Regulation — Television — Mexican Television Regulations — Government Broadcast Time”. We sold approximately 35%, 46% and 55% of total available national advertising time on our networks during prime time broadcasts in 2017, 2018 and 2019, respectively, and approximately 29%, 38% and 49% of total available national advertising time during all time periods in 2017, 2018 and 2019, respectively. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content”.

Other Businesses

Publishing. Notwithstanding the challenges facing the publishing industry, we believe we have maintained our position as the most important publisher and distributor of magazines in Mexico and of Spanish-language magazines in the world, as measured by circulation.

With a total circulation of approximately 31.5 million copies in 2019, we publish 60 titles that are distributed in 7 countries, including the United States, Mexico, Colombia, Chile, Argentina, Peru and Panama, among others. See “— Publishing Distribution”. Our main publications in Mexico include TV y Novelas, a weekly entertainment and dramas magazine; Vanidades, a popular bi-weekly magazine for women; and Caras, a monthly leading lifestyle and socialite magazine. Our other main publications in Latin America and the United States include Vanidades and Caras Colombia and Chile.

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

Our digital advertising revenue increased from 16% of the total advertising revenue of the publishing business in 2018 to 18% in 2019.

Publishing Distribution. We estimate that we distribute more than 50%, in terms of volume, of the magazines circulated in Mexico through our subsidiary, Distribuidora Intermex, S.A. de C.V., or Intermex. We believe that our distribution network, including independent distributors, reaches over 270 million Spanish-speaking people in approximately 7 countries, including the United States, Mexico, Colombia, Chile, Costa Rica, Puerto Rico and Panama. We also estimate that such distribution network reaches more than 18,500 points of sale in Mexico. Our publications are also sold in the United States, the Caribbean and elsewhere through independent distributors. In Mexico, in 2017, 2018 and 2019, 58.6%, 62.0% and 66% respectively, of the publications distributed by our company were published by our Publishing division. In addition, our distribution network sells a number of publications published by joint ventures and independent publishers, as well as sticker albums, novelties and other consumer products.

Sports and Show Business Promotions. We actively promote a wide variety of sports events and cultural, musical and other entertainment productions in Mexico. Most of these events and productions are broadcast on our television stations, cable television system and DTH satellite services, as well as in Radiópolis’ radio stations. See “ Our Operations — Programming”, “Our Operations — Cable — Digital Cable Television Services”, “Our Operations — Held-for-Sale Operations — Radio Stations” and “Our Operations — Sky”.

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

National Football League. The Company entered into a contract with the National Football League, or the NFL, to host one regular season game each year beginning in 2016 through 2018. Due to field conditions, the 2018 NFL game was relocated to Los Angeles and postponed. It took place in 2019. The parties agreed for the stadium to host two regular season games in Mexico City during the 2020 and 2021 seasons, subject to certain conditions being met.

Promotions. We promote a wide variety of concerts and other shows, including beauty pageants, song festivals and shows of popular Mexican and international artists.

Feature Film Production and Distribution. We produce and co-produce first-run Spanish- and English-language feature films, some of which are among Mexico’s top films based on box office receipts.

We distribute our films to movie theaters in Mexico, the United States and Latin America, and later release them for broadcast on video on demand, cable and network television; some of those films have been partially financed by us and are among the highest grossing Mexican films in Mexico, such as No Manches Frida, Hazlo Como Hombre, 3 Idiotas, La Boda De Valentina, No Manches Frida 2, Mirreyes vs Godinez and the Spanish language film that broke audience and box office records in Mexico and the United States during its release year, Instructions Not Included, which became the second highest film in Mexico in terms of number of viewers. We distribute feature films produced by non-Mexican producers in Mexico. In 2017, 2018, 2019 and up to February 10, 2020, we distributed 20, 22, 13 and two feature films, respectively, including several U.S. box office hits.

At December 31, 2019, we owned or had rights to 456 Spanish-language theatrical films, 169 theatrical films in other languages, 25 Spanish-language video titles and 27 video titles in other languages. Many of these films and titles have been shown on our television networks, cable system, DTH and subscription video on demand services.

Gaming Business. In 2006, we launched our gaming business, which consists of casinos and an online gaming site. As of December 31, 2019, we had 18 casinos in operation, under the brand name “PlayCity”. In accordance with our permit, we may continue to open casinos. In 2017, we launched our online sports betting site. The casinos and our online sports betting site are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 45 casinos and number draws throughout Mexico. During 2017, our management decided to begin an internal process to close Multijuegos, our lottery business, and in December 2017, we obtained an authorization from the Mexican Ministry of the Interior, to suspend such business operations.

Held-for-Sale Operations

Radio Stations. The radio business, Sistema Radiópolis, S.A. de C.V., or Radiópolis, which has been classified as a held-for-sale operation for accounting purposes, has been operated under a joint venture with Promotora de Informaciones, S.A., or Grupo Prisa, a leading Spanish communications group.

Radiópolis owns and operates 17 radio stations in Mexico, including three AM and three FM radio stations in Mexico City, three AM and two FM radio stations in Guadalajara, one AM/FM combo station in Monterrey, one FM radio station in Mexicali, one AM/FM combo station in San Luis Potosí, one FM radio station in Veracruz, one FM radio station in Ensenada and one FM radio station in Puerto Vallarta. The IFT authorized the migration to the FM band of one of the AM radio stations in Guadalajara. This station will begin its FM transmission in 2020, and, as a result, Radiópolis will operate two AM, two FM and one AM/FM combo stations in that city. Including owned and affiliated stations, Radiópolis has 89 stations. We estimate that Radiópolis’ radio stations reach 23 states in Mexico. Radiópolis’ programs aired through its radio stations network reach more than 50% of Mexico’s population.

According to Investigadores Internacionales Asociados, S.C., or INRA, in 2017, 2018 and 2019, XEW-AM ranked, on average, fourteenth, twelfth and twelfth, respectively, among the 29 stations in the Mexico City metropolitan area AM market, XEQ-FM, ranked, on average, first, first and first respectively, among the 31 stations in the Mexico City metropolitan area FM market, and XEBA ranked, on average, second, second and first respectively, among the 32 stations in the Guadalajara City metropolitan FM market. INRA conducts daily door-to-door and automobiles interviews in the Mexico City metropolitan area to determine radio listeners’ preferences. Outside Mexico City, INRA conducts periodic surveys.

Radiópolis’ radio stations use various program formats, which target specific audiences and advertisers, and cross-promote the talent, content and programming of many of our other businesses, including television, sports and news. Radiópolis produces some of Mexico’s top-rated radio formats, including W Radio (News-talk), W Deportes (Sports), Ke Buena (Mexican music) and Los 40 (Pop music). These radio stations are also broadcast through the internet.

The successful radio broadcasting in 2019 of the Juegos Panamericanos Lima 2019, Copa Oro, Copa América, FIFA U-17 World Cup, FIFA Women’s World Cup, UEFA Champions League, Liga Mx, NFL Super Bowl LIII and MLB World Series placed Radiópolis among the highest rating sports-broadcasting radio stations in Mexico.

During the last five years, Radiópolis has organized 27 massive live musical events with leading artists, gathering an attendance of 84,396 people in aggregate for the last two events, which were performed at the Foro Sol in Mexico City. The events organized by Radiópolis have become among the most popular music-related events among the musical radio stations in Mexico.

Radiópolis sells both national and local advertising on its radio stations. Radiópolis’ radio advertising sales force sells advertising time primarily on a scatter basis. See “— Our Operations — Programming — Advertising Sales Plan”. In addition, Radiópolis uses some of its available radio advertising time to satisfy its legal obligation to the Mexican government to provide up to 35 minutes per day of our broadcast time, between 6:00 a.m. and midnight for public service announcements, and 30 minutes per day for official programming (referred to in this annual report as “Official Radio Broadcast Time”).

On July 17, 2019, we entered into a stock purchase agreement with Corporativo Coral, S.A. de C.V. (“Coral”), by which we agreed to sell to Coral, subject to certain conditions, our 50% equity participation in Radiópolis. The conditions precedent subject to which the purchase and sale of the equity stake in Radiópolis was to become effective were satisfied (except for those conditions which were supposed to occur simultaneously with the initial payment of the purchase price) in August 2019 and the transfer of our equity participation in Radiópolis was consummated for legal and tax purposes.

Notwithstanding the above, Coral failed to make the initial payment of Ps.624 million on the closing date as agreed under the stock purchase agreement. Consequently, the Group initiated legal actions against Coral, as buyer, and Mr. Miguel Aleman Magnani, as guarantor, seeking payment of the purchase price under the stock purchase agreement and the corresponding contractual penalty.

On March 6, 2020, we entered into a settlement agreement with Coral, whereby we agreed to: (i) modify the payment terms of the purchase price under the stock purchase agreement, to allow for payment in several installments, and (ii) terminate all legal actions initiated by the Company against Coral and Mr. Aleman Magnani once all payment obligations under the stock purchase agreement and the settlement agreement are satisfied in full. As of today, Coral has paid to the Company an aggregate amount of Ps.603.4 million; and a final payment is expected to be paid by June 8, 2020. If Coral and/or the guarantor fail to make the final payment under the settlement agreement, such agreement and the termination and dismissal of legal actions agreed under the settlement agreement shall no longer be effective, and a contractual penalty will be enforceable.

Since August 2019 and until the purchase price is paid in full by Coral as required by the related stock purchase agreement, and the shares representing our equity interest in Radiópolis have been endorsed “in property” (endoso en propiedad) to Coral, our Radio business has been and will be classified as a held-for-sale operation for financial reporting purposes. Accordingly, we have classified the assets and related liabilities of our radio business as held-for-sale in our consolidated statement of financial position as of December 31, 2019, and our Radio operations were classified as held-for-sale operations in the segment information of our consolidated statements of income for the years ended December 31, 2019, 2018 and 2017. The radio operations were previously classified in the “Other Businesses” segment through the third quarter of 2019.

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

During 2017, 2018 and 2019, OCEN promoted 2,986, 3,109 and 3,490 events, respectively, and during 2019, it managed 13 entertainment venues in Mexico City, Guadalajara and Monterrey, providing an entertainment platform that established OCEN as one of the principal live entertainment companies in Mexico.

During 2019, 19.6 million entrance tickets were issued by OCEN’s subsidiary Ticketmaster, compared to 21.8 million in 2018.

On July 24, 2019, we announced that Live Nation Entertainment, Inc. (“Live Nation”) had agreed to purchase our unconsolidated 40% equity participation in OCEN. In consideration for the sale, we will receive Ps.5,206 million. We also received Ps.320 million in dividends on November 8, 2019. The regulatory approvals for the transaction have been obtained. However, the transaction is subject to the closing of the sale by Corporación Interamericana de Entretenimiento, S.A.B. de C.V. to Live Nation of a portion of its stake in OCEN, which is expected to take place during the first weeks of May 2020.

Imagina. We owned equity participations equivalent to 19.05% of the capital stock of Imagina Media Audiovisual S.L., or Imagina, one of the main providers of content and audiovisual services for the media and entertainment industry in Spain. On June 26, 2018, we closed on the sale of our 19.05% stake in Imagina. From the total proceeds paid to us of approximately U.S.$341.0 million, 11% was retained in escrow. In December 2018, approximately U.S.$18.2 million (approximately 43% of the relevant amount) was released from escrow, plus an additional U.S.$1.7 million that were paid to Imagina’s controlling shareholders as part of the agreement. In 2019, an additional U.S.$12.1 million were released. By December 2019, approximately U.S.$6 million remained in escrow. The amount remaining in escrow will be released over time subject to customary terms and conditions under such escrow agreements.

Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. In March 2010, Telefónica, Editora Factum, S.A. de C.V., a wholly-owned subsidiary of the Company which was merged into CVQ in May 2015, and Megacable agreed to jointly participate, through a consortium known as Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”), in the public bid for a pair of dark fiber wires held by the CFE (Comisión Federal de Electricidad). In June 2010, the SCT granted GTAC a favorable award in the bidding process for a 20 year contract for the lease of up to 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted in July 2010, to operate a public telecommunications network using DWDM technology. In June 2010, one of our subsidiaries entered into a long-term credit facility agreement to provide financing to GTAC in an amount up to Ps.688.2 million. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. In addition, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.813.2 million. By the end of 2019, GTAC had in operation 175 links and 153 nationwide nodes, and the services for customers grew to 2,440, of which 95% have a capacity of 10 Gbps. The overall capacity per link is approximately 3.2 Tbps (80 optical channels x 10, 40 and 100 Gbps each channel). In addition, GTAC maintains four of its own routes (1,839 kilometers), three third-party dark fiber IRU (2,326 kilometers) and local loops (518 kilometers). This fiber-optic network represents for us an alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber-optic network aims to increase broadband internet access for businesses as well as households in Mexico.

We have investments in several other businesses. See Notes 3 and 10 to our consolidated year-end financial statements.

Univision

We have a number of arrangements with Univision, the leading Spanish-language media company in the United States that owns and operates the following: Univision Network, which is among the most-watched Spanish-language television networks in the United States; UniMás Network; Univision Cable Networks, including Galavisión and TUDN; 65 local television stations and 58 radio stations in major Hispanic markets within the United States and Puerto Rico; Univision Now, a direct-to-consumer, on demand and live streaming subscription service; Univision.com, their flagship digital property; and Uforia, a music application featuring multimedia music content.

On December 20, 2010, Univision, we, UHI and other parties affiliated with the other investor groups that owned a majority of the shares of UHI (the “Univision Sponsor Group”), entered into various agreements and completed certain transactions previously announced in October 2010. As a result, in December 2010, we (1) made a cash investment of U.S.$1,255 million in UHI (formerly known as BMP), in exchange for an initial 5% equity stake in UHI, and U.S.$1,125 million aggregate principal amount of 1.5% Convertible Debentures of UHI due 2025 which were convertible at our option into additional shares then equivalent to an approximately 30% equity stake of UHI, subject to applicable laws and regulations in the United States and other conditions, (2) acquired an option to purchase at fair value certain additional equity in UHI, subject to applicable laws and regulations in the United States, and other terms and conditions, and (3) sold to Univision our 50% equity interest in TuTv, our previous joint venture with Univision engaged in satellite and cable pay-TV programming distribution in the United States, for an aggregate cash amount of U.S.$55 million. In connection with this investment, (1) we entered into an amended program license agreement, or PLA, with Univision, pursuant to which Univision has the exclusive right to broadcast certain Televisa content in the United States, (2) we entered into a new program license agreement with Univision, the Mexico License Agreement, or MLA, under which we have received the exclusive Spanish-language broadcast and digital rights to Univision’s audiovisual programming (subject to certain exceptions) in Mexico during the term of the PLA, and (3) three designees of the Company joined Univision’s then 20-member Board of Directors, which was later increased to four designees of the Company on Univision’s expanded 22-member Board of Directors, on which there are currently 18 directors serving.

As part of our investment in Univision, we agreed, together with the Univision Sponsor Group, to certain incentive arrangements with Saban Capital Group that could result in the Company reducing its stake in Univision by approximately 3% (on a fully diluted basis) or paying an equivalent amount in cash.

Under the PLA, we granted Univision exclusive Spanish-language broadcast and digital rights to our audiovisual programming (subject to certain exceptions) in the United States and all territories and possessions of the United States, including Puerto Rico, which includes the right to use our online, network and pay-television programming on current and future Spanish-language television networks (with certain exceptions), including the Univision, UniMás and Galavision cable television networks, owned or controlled by Univision and current and future Univision Spanish-language online and interactive platforms (such as Univision Now, Univision.com and Video on Demand). Univision also has rights under the PLA to broadcast in the United States Mexican First Division soccer league games for which we own or control the United States rights, which began with select teams in 2011 and which expanded in 2015 to all teams to which we own or control United States rights. We have agreed to provide Univision with at least 8,531 hours of programming per year for the term of the PLA.

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

Under the PLA Amendment, the terms of the existing strategic relationship between Univision and the Company were amended, including as follows:

(i)	Revised Royalty Computation—In exchange for Univision agreeing to make certain additional sources of revenue subject to the royalty, effective January 1, 2015 and through December 2017, the royalty rate on substantially all of Univision’s Spanish-language media networks revenue was decreased to 11.84%, compared to 11.91% under the previous terms of the PLA. On January 1, 2018, the royalty rate increased from 11.84% to 16.13%, compared to 16.22% under the prior terms. Additionally, the Company will continue to receive an incremental 2% in royalty payments on such media networks’ revenues above an increased revenue base of $1.66 billion, compared to the prior revenue base of $1.65 billion. Given that Univision was unable to secure the Broadcast rights in the United States for the World Cup, the royalty rate increased to 16.45% starting on June 1, 2018 and until the month prior to the next World Cup for which Univision is able to secure such rights, from 16.13%, compared to 16.54% under the previous terms of the PLA. With this second rate increase, the Company receives an incremental 2% in royalty payments above a reduced revenue base of $1.63 billion. The royalty base generally includes all Univision revenues from the exploitation or operation of its Spanish-language audiovisual platforms, sublicensing arrangements, licenses of content to network affiliates or multichannel video programming distributors, and Univision-branded online platforms, whether those revenues are derived on an advertising, subscription, distribution, interactive media, or transactional basis.

(ii)	Term Extension— In March 2018, UHI announced that it had determined not to utilize the registration statement initially filed on July 2, 2015 for an initial public offering in the United States. Given that Univision did not complete a public offering of its common stock that resulted in net proceeds to Univision of a minimum agreed upon amount by July 1, 2019, and no change of control occurred, the PLA Amendment did not extend the term of the PLA from its current expiration date of the later of 2025 and 90 months after the Company voluntarily sells two-thirds of its equity interests in UHI, to the later of 2030 and 90 months after the Company voluntarily sells two-thirds of its equity interests in UHI. Univision’s exclusive U.S. broadcast and digital rights (with limited exceptions) to the Company’s programming including premium Spanish-language dramas, sports, sitcoms, reality series, new programming and feature films, remains substantially unchanged.

As consideration for the PLA Amendment, the MOU and other agreements entered into at the same time, Univision made a one-time payment of $4.5 million to the Company on July 6, 2015.

At the same time, the Company and Univision amended the MLA to conform to the PLA Amendment.

In addition, under the terms of the MOU, Univision, the Company and the major shareholders of Univision agreed to the following:

(i)	Equity Capitalization Amendment — The equity capitalization of Univision would be adjusted to realign the economic and voting interest of the Company and Univision’s other stockholders. As a result, the Company holds common stock that, upon an initial public offering of Univision, would have approximately 22% of the voting rights of Univision’s common stock. The classes of Univision shares of common stock held by the Company would provide the right to designate a minimum number of directors to Univision’s board of directors.

(ii)	Conversion of Debentures — In July 2015, the Company exchanged $1.125 billion principal amount of Univision’s convertible debentures into warrants that are exercisable for certain classes of UHI’s common stock. In connection with the conversion, Univision made a one-time payment to the Company of $135.1 million on July 15, 2015 to induce the conversion. In July 2015, the Company exercised 267,532 warrants to increase its equity stake in UHI from 7.8% to 10%. On December 31, 2019, the Company held 4,590,953 warrants exercisable for shares of Univision.

Given that Univision did not complete a public offering of its common stock that resulted in net proceeds to Univision of the minimum agreed upon amount by July 1, 2019, and no change of control occurred, the MOU, including the equity capitalization amendment described above and Univision’s obligations to file certain FCC applications may be terminated by any of the parties at any time. However, the PLA Amendment (other than the term extension) will not be affected by any such termination.

On February 24, 2020, the Univision Sponsor Group that collectively owned a majority of the shares of UHI, but not the Company, agreed to sell a majority of the shares of UHI to Searchlight Capital Partners, LP and ForgeLight LLC. Liberty Global plc, through its venture investment vehicle, has also agreed to acquire a small preferred equity interest in UHI. We will retain all our equity interests in UHI, and our commercial arrangements with UHI and Univision, including the PLA, MLA and IPRA, will remain in effect unchanged. As part of the terms of the sale, the 2015 MOU (but not the PLA Amendment) will be terminated and the incentive arrangements with Saban Capital Group will be unwound. We also expect to enter into a new governance arrangement with respect to UHI. The sale transaction is subject to a number of closing conditions including receipt of regulatory approvals, and there can be no assurance as to whether the sale will be completed or the timing of such completion.

FCC Matters

On January 3, 2017, the FCC (a) approved an increase in the authorized aggregate foreign ownership of Univision’s issued and outstanding shares of common stock from 25% to 49%; and (b) authorized the Company to hold up to 40% of the voting interests and 49% of the equity interests of Univision. As a result of such authorization, the Company would be able to increase its current equity stake in Univision.

For additional information regarding our relationship with Univision, see Notes 9, 10, 14, 20 and 29 to our consolidated year-end financial statements.

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

Our cable operators also face tough competition from other cable companies and from other pay-TV operators such as Dish Mexico, Total Play, Megacable, Sky and other cable operator companies. Recently, competition in this market has increased due to the growth of IPTV or OTT providers such as Netflix, Claro Video and Prime Video (Amazon).

Our cable operators compete as well with other media with respect to advertising sales, including DTH, social media, outdoor advertising and publishing among others. The information technologies are changing and we expect will continue to change the consumption of advertising in the communications media.

Sky

Innova currently competes with, or expects to compete with, among others, cable television operators, MMDS systems, national broadcast networks (including our three free-to-air networks and Channel 4), regional and local broadcast stations, OTT content providers, internet video websites and other DTH concessions such as Dish Mexico, which as of the third quarter of 2019 had approximately 2.6 million subscribers, according to IFT. Currently, Dish Mexico offers not only low-priced packages, but also high-end products such as High Definition Packages. Innova also faces competition from: (a) unauthorized C-band and Ku-band television signals provided by third parties without authorization of the Mexican government; and (b) illegal streaming services that facilitate access to television channels and content through set up boxes and applications. Other competitors include radio, movie theaters, video rental stores, IPTV, video games and other entertainment sources. We also face significant competition from new entrants in pay-TV services as well as from the new public television networks. The consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay-TV market in Mexico matures, and as the offering of bundled services that include pay-TV, broadband and telephony increases, Innova expects to face competition from an increasing number of sources. Emerging technologies that provide new services to pay-TV customers as well as new competitors in the DTH field or cable, telecommunication and internet players entering into video services would require us to make significant capital expenditures in new technologies and additional transponder capacity.

In October 2008, Dish Mexico, a subsidiary of a U.S. based DTH company operating with certain arrangements with Telmex, started operations in Mexico through a DTH concession. Dish Mexico currently operates nationwide.

Content

Our television stations compete for advertising revenues and for the services of recognized talent and qualified personnel with other television stations (including the stations owned by TV Azteca and Imagen Television) in their markets, as well as with other advertising media, such as pay television networks, radio, newspapers, magazines, outdoor advertising, cable television and a multi-channel, multi-point distribution system, or MMDS, OTT content providers, internet websites and DTH satellite services. Our content also competes with other forms of entertainment and leisure time activities. We generally compete with 289 channels throughout Mexico, including the channels of our major competitor, TV Azteca, which owns and operates Channels 7 and 1 (formerly 13) in Mexico City, which we believe are affiliated with 177 stations outside of Mexico City. In addition, TV Azteca holds one concession title for Channel 40 or ADN 40.

In addition to the foregoing channels, there are additional operating channels in Mexico with which we also compete, including Channel 11, which has 12 repeater stations, and Channel 22, which has 25 repeater stations in Mexico, which are operated by the Mexican government, as well as Imagen Television that operates as a concession holder to broadcast on a national digital network. Our television stations are the leading television stations in their respective markets. See “— Our Operations — Programming — Television Networks”.

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

Gaming Business

Our principal competitors in the gaming industry are, with respect to casinos, Codere, Grupo Caliente, Grupo Cirsa, Grupo Logrand or Palacio de los Números. We also face competition from several illegal casino and bingo parlors throughout Mexico.

Held-for-Sale Operations

Radio

The radio broadcast business is highly competitive in Mexico as well. Radiópolis’ radio stations, which are classified as a held-for-sale operation, as described in “— Our Operations — Held-for-Sale Operations,” compete with other radio stations in their respective markets, as well as with other advertising media, such as television, newspapers, magazines and outdoor advertising. Among Radiópolis’ principal competitors in the radio broadcast business are Grupo Radio Centro, S.A.B. de C.V., which owns or operates six radio stations in Mexico City, Grupo Acir, S.A. de C.V., which owns or operates six radio stations in Mexico City, and has a presence in 25 cities in Mexico, and NRM Comunicaciones, S.A. de C.V., which owns six radio stations in Mexico City. Competition for audience share in the radio broadcasting industry in Mexico occurs primarily in individual geographic markets. Radiópolis’ radio stations are located in highly competitive areas.

Regulation

Our business, activities and investments are subject to various Mexican federal, state and local statutes, rules, regulations, policies and procedures, which are constantly subject to change and are affected by the actions of various Mexican federal, state and local governmental authorities. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations”, “Key Information — Risk Factors — Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “Key Information — Risk Factors — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”. The material Mexican federal, state and local statutes, rules, regulations, policies and procedures to which our business, activities and investments are subject are summarized below. These summaries do not purport to be complete and should be read together with the full texts of the relevant statutes, rules, regulations, policies and procedures described therein.

Cable

Concessions. Cable television operators apply for a concession from IFT in order to operate their networks and provide cable television services and other multimedia communications services. Applications are submitted to IFT and, after a formal review process, a concession is granted for an initial term of up to 30 years. Cablevisión obtained a telecommunications concession, which expires in 2029; in 2019 such concession became an integrated sole concession. Pursuant to its public telecommunications concession, Cablevisión can provide any telecommunication services in Mexico, including cable television, limited audio transmission services, bidirectional internet access and unlimited data transmission services in Mexico City and surrounding areas in the State of Mexico (Estado de México). The scope of Cablevisión’s integrated sole concession is much broader than the scope of its former public telecommunications concession, which covered certain telecommunications services in Mexico City and its metropolitan area.

Cablemás operates under 62 concessions, which cover 20 Mexican states. Through these concessions, Cablemás provides cable television services, internet access and bidirectional data transmission services. Cablemás provides local and long distance telephony services. Each concession granted by the SCT and/or IFT allows Cablemás to install and operate a public telecommunications network. The expiration dates for Cablemás’ concessions range from 2023 to 2046. Cablemás holds a concession title that allows it to provide any telecommunications service all around Mexico.

TVI operates under seven concessions, which cover primarily six Mexican states. Through these concessions, TVI provides cable television services, bidirectional data transmission and internet and telephony services. Each concession granted by the SCT and/or IFT allows TVI to install and operate a public telecommunications network. The expiration dates for TVI’s concessions range from 2025 to 2045. TVI holds a concession title that allows it to provide any telecommunications service all around Mexico.

Cablecom and its affiliates operate under 25 concessions, which cover 15 Mexican states. Through these concessions, Cablecom provides cable television services, bidirectional data transmission and internet and telephony services. Each concession granted by the SCT or IFT allows Cablecom to install and operate a public telecommunications network. The expiration dates for Cablecom’s concessions range from 2025 to 2045. Cablecom holds two concession titles that allows it to provide any telecommunications service all around Mexico.

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

FTTH operates under one concession, which covers six Mexican states. Through this concession, FTTH provides cable television services, bidirectional data transmission and internet and telephony services. This concession granted by IFT allows FTTH to install and operate a public telecommunications network. The expiration date for FTTH’s concession is 2046. This concession title allows for the provision of any telecommunications service all around Mexico.

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

Cable television operators are subject to the LFTR. Under current Mexican law, cable television operators are classified as public telecommunications networks, and must conduct their business in accordance with Mexican laws and regulations applicable to public telecommunications networks.

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

The Company was prevented from participating as a bidder in the 2014 public auction. See “Key Information — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments” and “Key Information — Risk Factors Related to Our Business — The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”. In March 2015, IFT issued its ruling announcing Grupo Radio Centro and Imagen Television as winning bidders for two free to air broadcasting licenses with separate national coverage. Imagen Television has completed the process and received its license. However, since Grupo Radio Centro failed to pay the amount they bid for their free to air broadcasting license, the IFT’s ruling announcing them as a winning bidder was declared null and void and they will not receive the license. As a result, the auction of the portion of the spectrum that was going to be assigned to Grupo Radio Centro took place during 2017. The new bid was for 148 channels for Digital Terrestrial Television, including at least 123 channels that were not allocated in the IFT-1 bidding process for the two national digital broadcast television networks. At the end of the process, offers were received for 32 channels located in 29 different coverage areas, located in 17 States and covering about 45 percent of the country’s total population. The bidding process concluded in December 2017 with the issuance of the corresponding concession titles in favor of Compañía Periodística Sudcaliforniana, S.A. de C.V., Comunicación 2000, S.A. de C.V., Francisco de Jesús Aguirre Gómez, Intermedia de Chihuahua, S.A. de C.V., José Guadalupe Manuel Trejo García, Multimedios Televisión, S.A. de C.V., Quiero Media, S.A. de C.V., Radio Comunicación Gamar, S.A. de C.V., Radio Operadora Pegasso, S.A. de C.V., Radio-Televisión de Nayarit, S.A. de C.V., Tele Saltillo, S.A. de C.V., Televisión Digital, S.A. de C.V. and Telsusa Televisión México, S.A. de C.V. See “Key Information — Risk Factors — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

None of our over-the-air television concessions has ever been revoked or otherwise terminated and, except for an immaterial concession to transmit an UHF restricted television service which expired in November 2010, all of our concessions have been renewed. See “Information on the Company — Business Overview — Regulation — Cable — Concessions”.

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

As a result of the Telecom Reform, certain provisions of the LFTR and Guidelines related to the distribution of more than one channel of programming on the same transmission channel, or multiplexing, were passed. Such provisions optimize the use of the spectrum; for example, where the 6MHz spectrum was used entirely to broadcast only one channel of programming analog standard, now based on new technologies, more than one channel of programming digital standard on the same transmission channel can be broadcast. The Company, as a Preponderant Economic Agent has a restrictive obligation related to multiplexing. The IFT shall not authorize the Preponderant Economic Agent to broadcast channels in excess of 50% of the total channels authorized to other broadcasters in the same geographic coverage. The IFT has granted 89 multiplexing authorizations to the Company: 35 authorizations for multiplexing the Channel 5 Network, 27 authorizations for multiplexing the Channel Nu9ve Network, one authorization for multiplexing the Channel 2 Network, 23 authorizations for multiplexing Channel Foro TV Network and three authorizations for multiplexing the Channel CV Shopping. Further filings for new authorizations are still under evaluation.

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

Restrictions on Advertising. Mexican law regulates the type and content of advertising broadcast on television. In order to prevent the transmission of misleading advertising, without affecting freedom of expression and dissemination, the broadcasting of advertisements presented as journalistic news or information is prohibited. Under current law, advertisements of alcoholic beverages (other than beer and wine) may be broadcast only after 9:00 p.m. and advertisements for tobacco products are prohibited. Advertising for alcoholic beverages must not be excessive and must be combined with general promotions of nutrition and general hygiene. Health Law Guidelines were published in the Official Gazette of the Federation on April 15, 2014 and became effective on July 7, 2014, for the advertisement of the following products: snacks, flavored drinks, candies, chocolates, or foods similar to chocolates and became effective for the remaining products on January 1, 2015. See “Key Information — Risk Factors — Risk Factors Related to Mexico — The Amendment to the Regulations of the General Health Law on Advertising Could Materially Affect Our Business, Results of Operations and Financial Condition”. Moreover, the Mexican government must approve any advertisement of lotteries and other sweepstakes games.

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

In April 2020, the President of Mexico issued a decree amending the rules on government broadcast time starting on May 2020. For the periods where no electoral pre-campaigns and campaigns are in place, radio and television stations will have to provide to the Mexican government up to 11 minutes per day of television broadcast time and 21 minutes per day of radio broadcast time between 6:00 am and midnight, in each case distributed in a proportionate manner. Another significant difference is that under the terms of the prior rules the unused minutes by the government were forfeited and could be used by the broadcasters, while in the new Decree, the Secretaría de Gobernación, or Mexican Ministry of Interior, may reassign the unused minutes for the use by the Mexican government for an indefinite term.

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

Radio

The regulations applicable to the operation of radio stations in Mexico are identical in all material respects to those applicable to television stations. The expiration dates of Radiópolis’ radio concessions range from 2020 to 2039 and the expiration dates of our integrated sole concessions range from 2020 to 2046. The concession for the radio station in the city of Mexicali will expire in 2020. A renewal application was timely filed, but is still pending as certain related matters of the applicable regulations are being reviewed by the corresponding authorities. See “Our Operations — Held-for-Sale Operations — Radio Stations” and “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

In February 2017, Radiópolis participated in Bid No. IFT-4 to obtain the concession of new FM radio stations, and IFT awarded two stations in the cities of Ensenada and Puerto Vallarta. These two stations began operations in 2019.

In August 2017, IFT authorized the migration of two of our AM radio stations operating in Monterrey and Guadalajara to the FM band. The radio station in Monterrey began operations in the new band in 2019.

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

As part of our expansion of our cable business, on December 17, 2018, we acquired FTTH under the provisions set forth in transitory Article 9 of LFTR. On May 8, 2019, the IFT launched an investigation in order to analyze if, as a result of the transaction, the Company acquired substantial market power in the pay television and audio services market. On September 4, 2019, the IFT Investigative Authority issued a preliminary opinion, whereby it assessed that there were elements to determine that GTV had substantial power in 35 relevant markets of the telecommunications networks that provide restricted television and audio services. Those 35 relevant markets comprise the following States: Aguascalientes, Chihuahua, Ciudad de México, Estado de México, Jalisco, Nuevo León and San Luis Potosí. As a response to the preliminary opinion, GTV presented its position and provided evidence to prove that the Company does not hold substantial power in the relevant markets established in the preliminary opinion. The final resolution is still pending. Therefore, we are unable to predict the outcome of this proceeding. If the Governing Board of the IFT determines the existence of agents with substantial power in the restricted television and audio services market, the IFT may conduct a new procedure in order to establish the specific obligations of such agents in accordance with the LFTR. We may take legal action against both final decisions, including the measures, conditions, terms and restrictive covenants with which agents with substantial power shall comply; however, there can be no assurance that the outcome of such actions will be favorable to us.

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

Mexican Electoral Amendment

In 2007, the Mexican Federal Congress published an amendment to the Mexican Constitution (referred to in this annual report as the 2007 Constitutional Amendment), pursuant to which, among other things, the Instituto Federal Electoral, or the Federal Electoral Institute, or IFE, has the exclusive right to manage and use the Official Television Broadcast Time and the Official Radio Broadcast Time (jointly referred to in this annual report as Official Broadcast Time). In February 2014, the Mexican Federal Congress approved a Constitutional amendment creating the Instituto Nacional Electoral, or the National Electoral Institute, or INE, which replaced the IFE. The INE has the same functions and capabilities as the former IFE and regulates the services of radio and television in the same manner, except that the INE has a relevant participation in the electoral campaigns in federal, state and local procedures by distributing the Official Broadcast Time among the political parties. For a description of the Official Broadcast Time, see “Information on the Company — Business Overview — Our Operations — Programming — Advertising Sales Plan” and “Information on the Company — Business Overview — Our Operations — Held-for-Sale Operations — Radio Stations”. The INE has the exclusive right to use the Official Broadcast Time for its own purposes and for the use of political parties in Mexico (as provided in the Mexican Constitution) for self-promotion and, when applicable, to promote their electoral campaigns during election day, pre-campaign and campaign periods.

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

In March 2015, IFT issued its ruling announcing Grupo Radio Centro and Imagen Television as winning bidders for two free to air broadcasting licenses with separate national coverage. Imagen Television has completed the process and received its license. However, since Grupo Radio Centro failed to pay the amount they bid for their free to air broadcasting license, the IFT’s ruling announcing them as a winning bidder was declared null and void and they will not receive the license. As a result, the auction of the portion of the spectrum that was going to be assigned to Grupo Radio Centro took place during 2017. The new bid was for 148 channels for Digital Terrestrial Television, including at least 123 channels that were not allocated in the IFT-1 bidding process for the two national digital broadcast television networks. At the end of the process, offers were received for 32 channels located in 29 different coverage areas, located in 17 States and covering about 45% of the country’s total population. The bidding process concluded in December 2017 with the issuance of the corresponding concession titles in favor of Compañía Periodística Sudcaliforniana, S.A. de C.V., Comunicación 2000, S.A. de C.V., Francisco de Jesús Aguirre Gómez, Intermedia de Chihuahua, S.A. de C.V., José Guadalupe Manuel Trejo García, Multimedios Televisión, S.A. de C.V., Quiero Media, S.A. de C.V., Radio Comunicación Gamar, S.A. de C.V., Radio Operadora Pegasso, S.A. de C.V., Radio-Televisión de Nayarit, S.A. de C.V., Tele Saltillo, S.A. de C.V., Televisión Digital, S.A. de C.V. and Telsusa Televisión México, S.A. de C.V. See “Key Information — Risk Factors — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments.”

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

The LFTR establishes a renewal procedure that would result in the granting of a renewal of an integrated sole concession (when involving radio-electric spectrum or orbital resources, a concession to exploit such spectrum is required) in order to provide telecommunications and broadcasting services. The integrated sole concession would be awarded for renewable 30 year terms. Renewal of integrated sole concessions require, among others: (i) to request its renewal to IFT within the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the concessions within 180 business days of its request. Failure by IFT to respond within such period of time shall be interpreted as if the request for renewal has been granted.

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

The LFTR establishes the maximum amount of time that a concession holder providing broadcasting services with commercial purposes can use for commercial advertising. The maximum amount of advertising time is set at 18% of the total broadcasting time for each television channel, and the maximum amount for radio stations shall not exceed 40% of the total broadcasting time for each channel (such percentages may be increased as described in “— Television — Mexican Television Regulations — Restrictions on Advertising”).

The LFTR establishes that those concession holders providing broadcasting services shall offer broadcasting services and advertising spaces to any person or corporation that requires them on a non-discriminatory basis and on market terms granting the terms, packages, conditions, and rates in force at the time of the request. Additionally, the law provides that balance shall be maintained between advertising and programming. Advertising shall be subject to several rules, including the maximum time allowed for advertising (i.e. 18% of the total available time per channel in free to air television; 40% in radio; and six minutes per hour on pay-television and audio). However, in free to air television, the time allowed for advertising can be increased by an additional 2% when at least 20% of the content aired is national production. Another 5% of advertisement time can be added when at least 20% of the content aired is independent national production. There are no restrictions on maximum rates.

Significant Subsidiaries

The table below sets forth our significant subsidiaries as of December 31, 2019.

Name of Significant Subsidiary	Jurisdiction of Organization or Incorporation	Percentage Ownership(1)
Corporativo Vasco de Quiroga, S.A. de C.V. (CVQ)(3)	Mexico	100.0%
Cablemás subsidiaries (2) (4)	Mexico	100.0%
Telecable subsidiaries (2) (7)	Mexico	100.0%
Empresas Cablevisión, S.A.B. de C.V. (2) (5) (17)	Mexico	51.2%
Milar, S.A. de C.V.(2)	Mexico	51.2%
Cablevisión, S.A. de C.V.	Mexico	51.2%
Arretis S.A.P.I. de C.V.(2) (5)	Mexico	100.0%
TV Cable de Oriente, S.A. de C.V.(2)	Mexico	100.0%
FTTH de México, S.A. de C.V. (2) (5)	Mexico	100.0%
Sky DTH, S. de R.L. de C.V. (2) (9)	Mexico	100.0%
Innova Holdings, S. de R.L. de C.V. (2) (9)	Mexico	58.7%
Innova, S. de R.L. de C.V. (Innova)(10)	Mexico	58.7%
Televisión Internacional, S.A. de C.V. (TVI) (2) (5)	Mexico	100.0%
Editorial Televisa, S.A. de C.V.(2) (6) (8)	Mexico	100.0%
Grupo Distribuidoras Intermex, S.A. de C.V.(2) (6) (11)	Mexico	100.0%
Grupo Telesistema , S.A. de C.V. (12)	Mexico	100.0%
Grupo Bissagio, S.A. de C.V. (2)	Mexico	100.0%
Multimedia Telecom, S.A. de C.V. (13)	Mexico	100.0%
Villacezán, S.A. de C.V. (2) (6)	Mexico	100.0%
Televisa, S.A. de C.V.(14)	Mexico	100.0%
Televisión Independiente de México, S.A. de C.V.(2)	Mexico	100.0%
Sistema Radiópolis, S.A. de C.V.(2) (6) (15)	Mexico	50.0%
Controladora de Juegos y Sorteos de México, S.A. de C.V.(2) (6) (16)	Mexico	100.0%
Ulvik, S.A. de C.V.(2) (18)	Mexico	100.0%

(1)	Percentage of equity owned by us directly or indirectly through subsidiaries.

(2)	While each of these subsidiaries is not a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, we have included these subsidiaries in the table above to provide a more complete description of our operations.

(3)	Direct subsidiary through which we conduct the operations of our Cable segment and parent company of Innova.

(4)	The Cablemás subsidiaries are directly or indirectly owned by CVQ.

(5)	One of four indirect subsidiaries through which, together with the Cablemás and Telecable subsidiaries, we conduct the operations of our Cable segment.

(6)	One of five subsidiaries through which we conduct the operations of our Other Businesses segment.

(7)	The Telecable subsidiaries are directly owned by CVQ.

(8)	Direct subsidiary through which we conduct the operations of our Publishing business.

(9)	One of two subsidiaries through which we own our equity interest in Innova.

(10)	Indirect subsidiary through which we conduct the operations of our Sky segment. We currently own a 58.7% interest in Innova.

(11)	Direct subsidiary through which we conduct the operations of our Publishing Distribution business.

(12)	Direct subsidiary through which we conduct the operations of our Content segment and certain operations of our Other Businesses segment.

(13)	Indirect subsidiary through which we own 10% of the capital stock of UHI and maintain our investment in warrants that are exercisable for capital stock of UHI.

(14)	Indirect subsidiary through which we conduct certain operations of our Content segment.

(15)	Direct subsidiary through which operations of the radio business are conducted, which is classified as held for sale for financial reporting purposes beginning in the fourth quarter of 2019.

(16)	Direct subsidiary through which we conduct the operations of our Gaming business.

(17)	A direct majority-owned subsidiary of CVQ.

(18)	Direct subsidiary through which we conduct certain operations of our Content segment and certain operations of our Other Businesses segments.

Property, Plant and Equipment

Broadcasting, Office and Production Facilities. Our properties consist primarily of broadcasting, production facilities, television and repeater stations, technical operations facilities, workshops, studios and office facilities, most of which are located in Mexico. We own most of our properties or lease offices and facilities through indirect wholly owned and majority owned subsidiaries. There are no major encumbrances on any of our properties and we currently do not have any significant plans to construct any new properties or expand or improve our existing properties. Our principal offices, which we own, are located in Santa Fe in Mexico City. Each of our television stations has individual transmission facilities located in Mexico, substantially all of which we own. Our television production operations are concentrated in four locations in Mexico City, 14 studios in San Angel, 12 studios located in Chapultepec, three studios in Santa Fe and one studio in Rojo Gomez. We own substantially all of these studios. The local television stations wholly or majority owned by us have in the aggregate 45 production studios. We own other properties used in connection with our operations, including a training center, technical operations facilities, studios, workshops, television and repeater stations, and office facilities. We beneficially own Azteca Stadium, which seats approximately 84,500 people, through a trust arrangement that was renewed in 1993 for a term of 30 years and that may be extended for additional periods. In the aggregate, these properties, excluding Azteca Stadium, currently represent approximately 6.2 million square feet of space, of which over 4.4 million square feet are located in Mexico City and the surrounding areas, and approximately 1.8 million square feet are located outside of Mexico City and the surrounding areas.

Our cable television, publishing and Mexican DTH satellite service businesses, as well as Radiópolis’ radio business are located in Mexico City. Radiópolis also owns the transmission and production equipment and facilities of the radio stations located outside Mexico City.

We also own or lease over a total of 170,012 square feet in properties in the United States, Latin America, Spain and Switzerland in connection with our operations there. We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries. The following table summarizes our real estate and lease agreements in the United States, Latin America, Spain and Switzerland.

Operations	Number of Properties	Location
Television and news activities
Owned properties	1	San Diego, California(1)
Leased properties	2	Madrid, Spain(1)
		Zug, Switzerland(1)

Publishing activities
Owned properties	3	Miami, Florida(1)
		Caracas, Venezuela (1)
		Bogota, Colombia(1)

Publishing distribution and other activities
Leased properties	2	Lima, Peru (2)

DTH		San José, Costa Rica(1)
Leased properties	7	Guatemala(1)
		Nicaragua(1)
		Panama(1)
		San Salvador(1)
		Honduras(1)
		Dominicana(1)

Telephony		San Antonio, Texas(2)
Leased properties	6	Dallas, Texas(1)
		Laredo, Texas(1)
		McAllen, Texas(1)
		Mission, Texas (1)

Satellites. We currently use transponder capacity on ten satellites: Eutelsat 117 West A (formerly Satmex 8), which reaches Mexico, the United States, Latin America, and the Caribbean; Eutelsat 115 West A (formerly Satmex 5), which reaches Mexico, the United States and Latin America; Intelsat IS-11, replacement of PAS 3-R (renamed in February 2007 IS-3R), which started operations in July 2009 and reaches North America, Western Europe, Latin America and the Caribbean; Galaxy 16 (formerly Galaxy IVR), which reaches Mexico, the United States and Canada; Galaxy 19, which reaches Mexico, the United States and Canada; Intelsat IS-35e, replacement of IS-905, which reaches Western and Eastern Europe; SES-14 (formerly NSS-806), which reaches North America, Western Europe, Latin America and the Caribbean; IS-21, which reaches Central America, Mexico, the Southern United States and the Caribbean; IS-16, which reaches Central America, Mexico, the Southern United States and the Caribbean; and SM-1, which reaches Central America, Mexico, the Southern United States and the Caribbean. In March 2010, Sky reached an agreement with a subsidiary of Intelsat to lease 24 transponders on the Intelsat IS-21 satellite which is mainly used for signal reception and retransmission services over the satellite’s estimated 15-year service life. IS-21 started service in the third quarter of 2012, replacing Intelsat IS-9 as Sky’s primary transmission satellite. In April 2010, Intelsat released the IS-16 satellite, where Sky has an additional twelve transponders to deliver new DTH-HD channels and more DTH SD channels; this satellite is also a back-up satellite for our DTH venture operations. For a description of guarantees related to our DTH venture transponder obligations, see Note 14 to our consolidated year-end financial statements.

Since 1996, we have been working with PanAmSat (now Intelsat) as our satellites services provider, which provided to Televisa five Ku band transponders on Satellite PAS-3R, three of which were intended to be for DTH to Spain. We were required to pay an annual fee for each transponder of U.S. $3.1 million. Due to an exchange with three of five 54 Mhz ku Band transponders, until April 2, 2016, we had capacity on two 36 Mhz C band transponders on Galaxy 16.

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

In February 2007, Intelsat renamed some of its satellite fleet acquired with its 2006 merger with PanAmSat: current names for PAS-9 and PAS-3R are IS-9 and IS-3R, respectively. Intelsat kept the name of Galaxy 16. In December 2007, Sky and Sky Brasil reached an agreement with Intelsat Corporation and Intelsat LLC to build and launch a new 24-transponder satellite, IS-16, for which service will be dedicated to Sky and Sky Brasil over the satellite’s estimated 15-year life. The satellite was successfully launched in February 2010 and started operations in April 2010. In the third quarter of 2013, Sky entered into an agreement with DirecTV for the acquisition and launch of the SM-1 satellite, which was successfully launched in May 2015 and started operations on June 2015. See Note 12 to our consolidated year-end financial statements.

In August 2009, the contract on two remaining transponders of the IS-3R satellite expired (end of life of the satellite). We negotiated a new contract for the transponder on the IS-905 satellite until August 31, 2015, for the distribution of our content in Europe. In September 2015, the contract was renewed with Intelsat until August 2018. Migration from IS-905 to IS-35e took place from June to August 2018, and we renewed the contract with Intelsat from November 1, 2018 until October 31, 2021.

In February 2012, we renewed the contract with Satélites Mexicanos, S.A. de C.V., or Satmex, on Satmex 5 until January 31, 2015. In March 2014, Satélites Mexicanos, S.A. de C.V. was renamed Eutelsat Americas, as a part of Eutelsat Group. In February 2015, we renewed our contracts with Eutelsat Americas until January 2018, and also contracted for a new transponder on Eutelsat 117 West A from April 2015 until March 2018. In February and April 2018, we renewed our contracts with Eutelsat America until December 2022. In January 2019, we contracted for a new transponder on Eutelsat 117 West A from January 2019 until December 2021.

On October 31, 2012, the contract on one of the three transponders of the Galaxy 16 satellite expired. In November 2012, we entered into a new contract with SES, S.A., or SES, for a new transponder on the AMC-9 satellite until October 31, 2017, as a replacement of the previous one. In November 2015, this contract was extended until December 2018.

On November 15, 2016, we contracted a half transponder on SES NSS-806 until January 31, 2018. On September 5, 2018, SES NSS-806 was replaced with SES-14 and the contract was renewed with SES until January 31, 2019. On February 1, 2019, the contract with SES was renewed until January 31, 2020. In this renewal, the bandwidth was decreased from 18 MHz to 6 MHz. On February 1, 2020, the contract was renewed with SES until January 31, 2021. The bandwidth remained at 6 Mhz.

With several new domestic and international satellites having been launched recently, and with several others scheduled for launch in the next few years, including those scheduled for launch by Intelsat, Eutelsat Americas (formerly Satmex) and SES, we believe that we will be able to secure satellite capacity to meet our needs in the future, although no assurance can be given in this regard.

Insurance. We maintain comprehensive insurance coverage for our offices, equipment, transmission lines networks and other property for risks including fire, earthquake, flooding, storm, and other similar events and the resulting business interruption losses, subject to some limitations. In addition, we maintain a cyber-insurance policy that covers certain types of cyber-related losses. We do not maintain insurance for our DTH business in case of loss of satellite transmission. We cannot provide any assurance that our insurance coverage is sufficient to cover any losses that we may sustain, or that we will be able to successfully claim our losses under our insurance policies on a timely basis or at all. If we incur any loss not covered by our insurance policies, or the compensated amount is significantly less than our actual loss or is not timely paid, our business, financial condition and results of operations could be materially and adversely affected.

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

COVID-19 Impact

The COVID-19 pandemic has affected our business, financial position and results of operations for the first quarter ended March 31, 2020, and it is currently difficult to predict the degree of the impact on the second quarter and the remainder of 2020.

We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand of our products across our segments as our clients and customers reduce or defer their spending.

The social distancing, shelter-in-place and other policies to limit the spread of the COVID-19 pandemic that have been implemented or recommended by governmental entities in Mexico and other areas around the world have been affecting the ability of our employees, suppliers and customers to conduct their functions and businesses in their typical manner. The Mexican Government has ordered the suspension of all non-essential economic activities from March 30, 2020 through May 30, 2020 for most parts of Mexico, including the largest metropolitan areas. Media and telecommunications are not included in the suspension as they are considered essential economic activities. We have continued operating our essential businesses uninterrupted to continue benefiting the country with connectivity, entertainment and information, while also promoting the “stay at home” policy whenever possible, in order to take safety and cautionary measures for our employees.

Our Content business has seen a reduction in the demand for advertising during the quarter ended March 31, 2020, which may continue to be affected by the reduction in the level of economic activity in the jurisdictions in which our customers are located. We are partially dependent on the demand for advertising from consumer-focused companies, and the COVID-19 pandemic has caused, and could further cause, advertisers to reduce, postpone or, in a few cases, eliminate their advertisement spending on our platforms. In addition, much of our production of new content has been curtailed or suspended in response to social distancing and shutdown requirements and health guidelines.

In our Other Businesses segment, sporting and other entertainment events for which we have broadcast rights, or which we organize, promote and/or are located in venues we own, have been cancelled or postponed. Moreover, local authorities have enacted several rules pursuant to which they have instructed the temporary closing of non-essential businesses, including casinos, and as a result our gaming operations have been suspended until the cancellations of governmental measures imposed in the regions where our casinos are located.

On March 24, 2020, we announced that we drew down Ps.14,771 million from our RCF as a prudent and precautionary measure in order to increase our cash position and preserve financial flexibility in light of current uncertainty in the global and local markets resulting from the COVID-19 outbreak. To further maximize liquidity and as a precautionary measure, the Company's Board of Directors did not propose the payment of a 2020 dividend for approval of the Company's general stockholders’ meeting held on April 28, 2020.

The magnitude of the impact on our business will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, we are not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting our business, financial position and results of operations over the near, medium or long-term.

Preparation of Financial Statements

As required by regulations issued by Comisión Nacional Bancaria y de Valores, or the Mexican Banking and Securities Commission, for listed companies in Mexico, our financial information is presented in accordance with the IFRS as issued by the IASB for financial reporting purposes.

	Year Ended December 31,
	2019	2018	2017
	(Millions of Pesos)(1)
Net sales	Ps. 101,757.2	Ps. 101,282.3	Ps. 94,274.2
Cost of sales	59,067.4	57,839.3	53,534.6
Selling expenses	11,099.0	11,023.4	10,554.1
Administrative expenses	13,269.2	13,729.3	13,556.0
Other (expense) income, net	(1,316.6)	1,562.3	(2,386.3)
Operating income	17,005.0	20,252.6	14,243.2
Finance expense, net	8,810.8	8,779.7	5,304.9
Share of income of joint ventures and associates, net	581.1	532.9	1,913.3
Income taxes	2,668.5	4,390.5	4,274.1
Net income	6,106.8	7,615.3	6,577.5
Net income attributable to non-controlling interests	1,480.7	1,605.9	2,053.0
Net income attributable to stockholders of the Company	Ps. 4,626.1	Ps. 6,009.4	Ps. 4,524.5

(1)	Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2019, 2018 and 2017 included in this annual report due to differences in rounding.

Results of Operations

For segment reporting purposes, our consolidated cost of sales, selling expenses and administrative expenses for the years ended December 31, 2019, 2018 and 2017 exclude corporate expenses and depreciation and amortization, which are presented as separate line items. The following table sets forth the reconciliation between our operating segment income and the consolidated operating income according to IFRS:

	Year Ended December 31,
	2019	2018	2017
	(Millions of Pesos) (1)
Net sales(2)	Ps. 100,915.8	Ps. 100,362.3	Ps. 93,423.1
Cost of sales(2)(3)	43,141.9	43,732.2	40,354.5
Selling expenses(2)(3)	9,279.5	9,191.4	9,164.2
Administrative expenses(2)(3)	7,534.5	7,103.3	6,791.2
Intersegment operations(4)	72.2	—	—
Total Operating segment income	41,032.1	40,335.4	37,113.2
Corporate expenses	1,888.4	2,154.7	2,291.0
Depreciation and amortization	21,008.8	19,834.2	18,536.3
Other (expense) income, net	(1,316.6)	1,562.3	(2,386.3)
Intersegment operations(4)	(72.2)	—	—
Held-for-sale operations(2)	258.9	343.8	343.6
Operating income	Ps. 17,005.0	Ps. 20,252.6	Ps. 14,243.2

(1)	Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2019, 2018 and 2017 included in this annual report due to differences in rounding.

(2)	The assets and related liabilities of the radio business are classified as held-for-sale in the Company’s consolidated statement of financial position as of December 31, 2019. Accordingly, the net sales, cost of sales, operating expenses and the operating segment income associated with the radio business, which was part of the Company’s Other Businesses segment, are presented separately as held-for-sale operations for the years ended December 31, 2019, 2018 and 2017. Notwithstanding the foregoing, the transaction was consummated for legal and tax purposes.

(3)	Excluding corporate expenses and depreciation and amortization.

(4)	As a result of the adoption of IFRS 16 Leases (“IFRS 16”), intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level as in prior years.

The following table sets forth our segment net sales data for the indicated periods as a percentage of total segment net sales:

	Year Ended December 31,(1)
	2019	2018	2017
Segment Net Sales
Cable	39.2%	34.5%	34.2%
Sky	20.1	20.9	22.9
Content	33.0	37.3	35.1
Other Businesses	7.7	7.3	7.8
Total segment net sales	100.0%	100.0%	100.0%
Intersegment operations	(5.1)	(4.6)	(3.5)
Held-for-sale operations	0.8	0.9	0.9
Total consolidated net sales	95.7%	96.3%	97.4%

The following table sets forth our consolidated operating income as a percentage of our total consolidated net sales:

	Year Ended December 31,(1)
	2019	2018	2017
Net Sales
Cost of sales(2)	42.8%	43.6%	43.2%
Selling expenses(2)	9.2	9.2	9.8
Administrative and corporate expenses(2)	9.3	9.1	9.7
Depreciation and amortization	20.7	19.6	19.7
Other expense (income), net	1.3	(1.5)	2.5
Consolidated operating income	16.7	20.0	15.1
Total consolidated net sales	100.0%	100.0%	100.0%

(1)	Certain segment data set forth in these tables may vary from the corresponding data set forth in our consolidated year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report include sales from intersegment operations in all periods presented. See Note 26 to our consolidated year-end financial statements.

(2)	Excluding depreciation and amortization.

Summary of Business Segment Results

The following tables set forth the net sales and operating segment income of each of our reportable business segments and intersegment operations, corporate expenses, depreciation and amortization, other (expense) income, net and held-for-sale operations for the years ended December 31, 2019, 2018 and 2017. Reportable segments are those that are based on our method of internal reporting to senior management for making operating decisions and evaluating performance of operating segments, and certain qualitative, grouping and quantitative criteria. As of December 31, 2019, we classified our operations into four business segments: Cable, Sky, Content and Other Businesses.

	Year Ended December 31,
	2019	2018	2017
	(Millions of Pesos)(1)

Segment Net Sales
Cable	Ps. 41,702.0	Ps. 36,233.0	Ps. 33,048.3
Sky	21,347.1	22,002.2	22,196.6
Subtotal Content	35,060.5	36,490.1	33,997.2
World Cup Rights	—	2,733.6	—
Total Content	35,060.5	39,223.7	33,997.2
Other Businesses(2)	8,200.3	7,715.5	7,525.2
Total Segment Net Sales	106,309.9	105,174.4	96,767.3
Intersegment Operations(1)	(5,394.1)	(4,812.1)	(3,344.2)
Held-for-sale Operations(2)	841.4	920.0	851.1
Total Consolidated Net Sales	Ps. 101,757.2	Ps. 101,282.3	Ps. 94,274.2
Operating Segment Income
Cable	Ps. 17,797.6	Ps. 15,302.5	Ps. 14,034.8
Sky	9,121.2	9,767.3	10,106.6
Subtotal Content	12,649.1	13,444.6	12,825.3
World Cup Rights	—	1,410.5	—
Total Content	12,649.1	14,855.1	12,825.3
Other Businesses(2)	1,464.2	410.5	146.5
Total Operating Segment Income(3)	41,032.1	40,335.4	37,113.2
Corporate Expenses(3)	(1,888.4)	(2,154.7)	(2,291.0)
Depreciation and Amortization(3)	(21,008.8)	(19,834.2)	(18,536.3)
Other (Expense) Income, net	(1,316.6)	1,562.3	(2,386.3)
Intersegment Operations(4)	(72.2)	—	—
Held-for-sale Operations(2)	258.9	343.8	343.6
Consolidated Operating Income(5)	Ps. 17,005.0	Ps. 20,252.6	Ps. 14,243.2

(1)	Certain segment data set forth in these tables may vary from the corresponding data set forth in our consolidated year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report include sales from intersegment operations in all years presented. See Note 26 to our consolidated year-end financial statements.

(2)	The assets and related liabilities of the radio business are classified as held-for-sale in the Company’s consolidated statement of financial position as of December 31, 2019. Accordingly, the net sales and the operating segment income associated with the radio business, which was part of the Company’s Other Businesses segment, are presented separately as held-for-sale operations for the years ended December 31, 2019, 2018 and 2017. Notwithstanding the foregoing, the transaction was consummated for legal and tax purposes.

(3)	The total operating segment income data set forth in this annual report do not include corporate expenses nor depreciation and amortization in any year presented, but are presented herein to facilitate the discussion of segment results.

(4)	As a result of the adoption of IFRS 16, intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level as in prior years.

(5)	Consolidated operating income reflects corporate expenses, depreciation and amortization, other (expense) income, net, intersegment operations and held-for-sale operations in the years presented. See Note 26 to our consolidated year-end financial statements.

During the fourth quarter of 2017, we disposed of certain operations related to our publishing and gaming businesses, the effects of these operations on net sales for 2017 amounted to Ps.688.0 million and on the operating income amounted to a loss of Ps.67.2 million. These effects are presented in the Other Businesses segment.

Seasonality

Our results of operations are seasonal. We typically recognize a disproportionately large percentage of our overall consolidated net sales (principally advertising) in the fourth quarter in connection with the holiday shopping season. For example, in 2019, 2018 and 2017, we recognized 27.8%, 26.4% and 27.7%, respectively, of our consolidated net sales in the fourth quarter of the year. Our costs, in contrast to our revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

Preponderant Economic Agent Status

For a discussion of the consequences regarding IFT’s March 6, 2014 decision determining that we, together with other entities with concessions to provide broadcast television, are preponderant economic agents in the broadcasting sector in Mexico see “Key Information — Risk Factors — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”. For a discussion regarding the opportunities and options for us as a result of IFT’s determination that Grupo Carso, S.A.B de C.V., Grupo Financiero Inbursa, S.A.B. de C.V., and other entities are preponderant economic agents in the telecommunications market in Mexico see “Information on the Company — Business Overview — Business Strategy — Expanding our Business in the Mexican Telecommunications Markets by Taking Advantage of the Telecom Reform and Implementing Legislation”.

Results of Operations for the Year Ended December 31, 2019
Compared to the Year Ended December 31, 2018

Total Segment Results

Net Sales

Net sales increased by Ps.474.9 million, or 0.5%, to Ps.101,757.2 million for the year ended December 31, 2019 from Ps.101,282.3 million for the year ended December 31, 2018. This increase was mainly attributable to revenue growth in the Cable segment.

Cost of Sales

Cost of sales decreased by Ps.573.1 million, or 1.3%, to Ps.43,563.6 million for the year ended December 31, 2019 from Ps.44,136.7 million for the year ended December 31, 2018. This decrease was due to lower costs primarily in our Content segment.

Selling Expenses

Selling expenses increased by Ps.74.9 million, or 0.8%, to Ps.9,403.4 million for the year ended December 31, 2019 from Ps.9,328.5 million for the year ended December 31, 2018. This increase was attributable to higher selling expenses, primarily in our Cable segment.

Administrative and Corporate Expenses

Administrative and corporate expenses increased by Ps.167.2 million, or 1.8%, to Ps.9,459.8 million for the year ended December 31, 2019 from Ps.9,292.6 million for the year ended December 31, 2018. The growth reflects an increase in administrative expenses, primarily in our Cable segment.

Corporate expenses decreased by Ps.266.3 million, or 12.4%, to Ps.1,888.4 million in 2019, from Ps.2,154.7 million in 2018. The decrease reflected primarily a lower share-based compensation expense.

Share-based compensation expense in 2019 and 2018 amounted to Ps.1,129.6 million and Ps.1,327.5 million, respectively, and was accounted for as corporate expenses. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

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

Cable net sales, representing 39.2% and 34.5% of our segment net sales for the years ended December 31, 2019 and 2018, respectively, increased by Ps.5,469.0 million, or 15.1%, to Ps.41,702.0 million for the year ended December 31, 2019 from Ps.36,233.0 million for the year ended December 31, 2018.

Total RGUs reached 12.7 million, the net additions for the year were approximately 811,137.

Cable operating segment income increased by Ps.2,495.1 million, or 16.3%, to Ps.17,797.6 million for the year ended December 31, 2019 from Ps.15,302.5 million for the year ended December 31, 2018, and the operating segment income margin reached 42.7%, 50 basis points (“bps”) above the margin reached in 2018. These favorable variances were partially offset by higher programming and personnel costs and expenses.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2019 and 2018.

	2019	2018
Video	4,318,863	4,384,247
Broadband (data)	4,696,054	4,479,017
Voice	3,637,992	2,978,508
RGUs	12,652,909	11,841,772

Sky

Sky net sales are primarily derived from program services, activation fees and equipment rental to subscribers, and national advertising sales. As of the fourth quarter of 2017, Sky provides broadband internet services, and as of 2019 it provides telephone services to its subscribers.

Sky net sales, representing 20.1% and 20.9% of our segment net sales for the years ended December 31, 2019 and 2018, respectively, decreased by Ps.655.1 million, or 3.0%, to Ps.21,347.1 million for the year ended December 31, 2019 from Ps.22,002.2 million for the year ended December 31, 2018. At the end of 2019, the number of video RGUs had decreased by 207,689, compared with 2018. This is mainly due to a lower number of video RGUs given the disconnections in the fourth quarter of 2018 and first quarter of 2019 that followed Sky’s transmission of the FIFA World Cup in 2018. Subsequent to this effect, Sky added video RGUs in each of the last three quarters of 2019 and closed 2019 with 7.4 million. In addition, Sky closed 2019 with 169,692 video RGUs in Central America and the Dominican Republic.

During 2019, Sky continued expanding its broadband operations with the addition of 294,273 broadband RGUs. It closed the year with 386 thousand broadband RGUs.

The following table sets forth the breakdown of RGUs per service type for Sky as of December 31, 2019 and 2018.

	2019	2018
Video	7,429,351	7,637,040
Broadband (data)	386,114	91,841
Voice	1,145	—
RGUs	7,816,610	7,728,881

Sky operating segment income decreased by Ps.646.1 million, or 6.6%, to Ps.9,121.2 million for the year ended December 31, 2019 from Ps.9,767.3 million for the year ended December 31, 2018, and the operating segment income margin was 42.7%. The decrease in operating segment income, was due to the decrease in revenues and an increase in programming and broadband costs.

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

The following table presents net sales and operating segment income in our Content segment, and the percentage of change when comparing 2019 with 2018:

	Year Ended December 31,
	2019	2018	Change
	(Millions of Pesos)		(%)
Net Sales
Advertising	Ps. 19,459.4	Ps. 21,154.9	(8.0)%
Network Subscription Revenue	4,993.2	4,814.3	3.7%
Licensing and Syndication	10,607.9	10,520.9	0.8%
Subtotal Net Sales	Ps. 35,060.5	Ps. 36,490.1	(3.9)%
World Cup Rights	—	2,733.6	n/a
Total Net Sales	Ps. 35,060.5	Ps. 39,223.7	(10.6)%
Subtotal Operating Segment Income	Ps. 12,649.1	Ps. 13,444.6	(5.9)%
World Cup Rights	—	1,410.5	n/a
Operating Segment Income	Ps. 12,649.1	Ps. 14,855.1	(14.9)%

Content net sales, representing 33.0% and 37.3% of our total segment net sales for the years ended December 31, 2019 and 2018, respectively, decreased by Ps.4,163.2 million, or 10.6%, to Ps.35,060.5 million for the year ended December 31, 2019 from Ps.39,223.7 million for the year ended December 31, 2018.

Advertising revenue decreased by 8.0%. The decrease is substantially explained by a significant drop in government advertising. Core private sector advertising sales were down by 1.8%.

Network Subscription Revenue increased by 3.7%. The increase is mainly due to a price increase.

Licensing and Syndication revenue increased by 0.8%. The increase was due to higher royalties from Univision by 1.4%, reaching U.S.$389.1 million dollars, achieving a record high; and was partially offset by lower contract revenues in Europe and Asia. In 2018, Content net sales benefited from the sublicensing of certain broadcasting and digital rights for the FIFA World Cup Russia 2018 in Latin American markets, by Ps.2,733.6 million; and the income for this operation was Ps.1,410.5 million.

Content operating segment income decreased by Ps.2,206.0 million, or 14.9%, to Ps.12,649.1 million for the year ended December 31, 2019 compared with Ps.14,855.1 million for the year ended December 31, 2018. Excluding the non-recurring licensing revenue, content operating segment income decreased by 5.9% to Ps.12,649.1 million compared with Ps.13,444.6 million in 2018. The margin was 36.1%, in line with the previous year.

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

In 2018, we began billing our clients on a cost-per-rating-point basis rather than on a fixed pricing scheme. Most of our sales were done through “Modular 2.0” or “packages” that have a pre-determined distribution through national channels and dayparts through which we optimize the use of our inventory while committing to deliver certain amounts of gross rating points. The majority of our sales were made through these mechanisms. We expect to continue to sell commercial time in two ways: upfront and scatter basis. Advertisers that elect the upfront option lock-in prices on a cost-per-rating basis for most of our commercial inventory for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, are charged lower rates than those charged on a scatter basis for their commercial time and are given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and limited access to commercial time slots. Under our cost-per-rating-point approach, all advertisers are billed based on actual gross rating points delivered. See “Information on the Company — Business Overview — Our Operations — Programming — Advertising Sales Plan”.

For 2018, we successfully migrated to a pricing mechanism based on ratings, which we kept through 2019.

In 2020 we changed the pricing mechanism to a cost-per-thousand basis. We believe this will allow us to have a better monetization of our inventory. We kept the modular packages, through which we sell most of our advertising.

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

We sold approximately 35%, 46% and 55% of total available national advertising time on our networks during prime time broadcasts in 2017, 2018 and 2019, respectively, and approximately 29%, 38% and 49% of total available national advertising time during all time periods in 2017, 2018 and 2019, respectively. Television broadcasting advertising time that is not sold to the public is primarily used to satisfy our legal obligation to the Mexican government to provide Official Television Broadcast Time and to promote, among other things, our products.

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

We moved the closing of the 2020 up-front plan from the last quarter of 2019 to the first months of 2020. In light of this change, the results cannot be compared to those obtained in previous years. As of April 27, 2020, we had received $14,611 million of advertising deposits and advances for advertising time in all of our Content platforms and in other segments, and we are still in negotiations with some clients. As of April 27, 2020, we had collected 26% of this amount. The rest is in the form of short-term, non-interest bearing notes. The weighted average maturity of this notes as of April 27, 2020 was 3.7 months.

Other Businesses

Other Businesses net sales are primarily derived from the promotion of sports and special events in Mexico, the distribution of feature films, gaming, publishing and publishing distribution.

Other Businesses net sales, representing 7.7% and 7.3% of our segment net sales for the years ended December 31, 2019 and 2018, respectively, increased by Ps.484.8 million, or 6.3%, to Ps.8,200.3 million for the year ended December 31, 2019 from Ps.7,715.5 million for the year ended December 31, 2018. The increase in revenues was mainly driven by performance in our soccer and gaming businesses, partially offset by our publishing and film distribution businesses.

Other Businesses operating segment income increased by Ps.1,053.7 million, or 256.7%, to Ps.1,464.2 million for the year ended December 31, 2019 from Ps.410.5 million for the year ended December 31, 2018, mainly reflecting an increase in soccer, gaming and film distribution businesses, partially offset by the performance of our publishing business.

The assets and related liabilities of the radio business are classified as held-for-sale in the Company’s consolidated statement of financial position as of December 31, 2019. Accordingly, the net sales and the operating segment income associated with the radio business, which was part of the Company’s Other Businesses segment, are presented separately as held-for-sale operations for the years ended December 31, 2019 and 2018. Notwithstanding the foregoing, the transaction was consummated for legal and tax purposes.

Depreciation and Amortization

Depreciation and amortization expense increased Ps.1,174.6 million, or 5.9%, to Ps.21,008.8 million for the year ended December 31, 2019 from Ps.19,834.2 million for the year ended December 31, 2018. This change primarily reflected an increase in depreciation and amortization expense in our Cable and Content segments.

Other Income or Expense, Net

Other income or expense, net, changed by Ps.2,878.9 million to other expense, net of Ps.1,316.6 million for the year ended December 31, 2019, from other income, net of Ps.1,562.3 million for the year ended December 31, 2018. This unfavorable change reflected primarily: (i) the absence in 2019 of a Ps.3,513.8 million pre-tax gain due to the disposition of our 19.9% stake in Imagina Media Audiovisual, S.L. (“Imagina”), a Spanish media group, the sale of which closed in June 2018, and (ii) a higher expense related to legal, financial and accounting advisory and professional services. These unfavorable variances were mainly offset by: (i) the absence in 2019 of other taxes paid by Sky in Central America in 2018; (ii) a lower loss on disposition of property and equipment, and (iii) interest income on asset tax recovered from prior years.

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

Finance expense, net, increased by Ps.31.1 million to Ps.8,810.8 million for the year ended December 31, 2019, from Ps.8,779.7 million for the year ended December 31, 2018. This increase reflected primarily: (i) a Ps.694.7 million increase in interest expense, primarily due to a higher average principal amount of debt in 2019, as well as interest expense in the amount of Ps.426.5 million related to additional lease liabilities recognized beginning on January 1, 2019, in connection with the adoption of IFRS 16, which became effective on that date; (ii) a Ps.38.0 million decrease in interest income, primarily explained by a lower average amount of cash equivalents and (iii) a Ps.13.6 million increase in other finance expense, net, resulting primarily from changes in fair value of our derivative contracts. These unfavorable variances were partially offset by a Ps.715.2 million increase in foreign exchange gain, net, resulting primarily from the effect of a 4.0% appreciation of the Mexican peso against the U.S. dollar in 2019, in comparison with a 0.2% appreciation in 2018, on our average net U.S. dollar liability position.

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

Share of income of associates and joint ventures, net, increased by Ps.48.2 million, or 9.0%, to Ps.581.1 million in 2019, from Ps.532.9 million in 2018. This increase reflected mainly a higher share of income of Univision Holdings, Inc. or UHI, the controlling company of Univision Communications Inc., which was partially offset by the absence of the share of income from Ocesa Entretenimiento, S.A. de C.V. (“OCEN”), for the last five months of 2019, as we classified our investment in OCEN as current assets held for sale, in connection with a related sale agreement.

Investments in warrants and shares of UHI as of March 31, 2020

In conjunction with the acquisition of the majority stock of UHI by a group of investors, which was announced on February 25, 2020, we reviewed the assumptions and inputs related to our discounted cash flow model used to determine the fair value of our investment in warrants and shares of UHI as of March 31, 2020. In addition, we retained the services of a third party to perform a valuation analysis. Based on these assessments and reviews, we recognized:

I.	a decline in the estimated fair value of our investment in warrants exercisable for shares of UHI as of March 31, 2020, in the amount of Ps.21,937.1 million, which was accounted for in accumulated other comprehensive income or loss (“OCI”), net of income tax of Ps.6,581.1 million, in our consolidated statement of financial position as of March 31, 2020; and

II.	a decrease in the carrying value of our investment in shares of UHI as of March 31, 2020, in the amount of Ps.5,455.4 million, which was accounted for in share of income or loss of associates and joint ventures in our consolidated statement of income (“IS”) for the three months ended March 31, 2020.

The following table summarizes the carrying value of the investments in UHI as of March 31, 2020, and December 31, 2019, before and after the change in estimated fair value (“FV”), in millions of Mexican pesos.

Investments in UHI	Carrying Value at December 31, 2019	Carrying Value before FV Change at March 31, 2020(1)	FVChange	Carrying value at March 31, 2020	FV Change Accounted for in
Warrants, at fair value	33,775.4	42,683.3	(21,937.1)	20,746.2	OCI
Shares, at equity method	8,189.7	10,476.6	(5,455.4)	5,021.2	IS
Total	41,965.1	53,159.9	(27,392.5)	25,767.4

(1)	This carrying value takes into account the positive impact that the depreciation of the Mexican peso had, during first quarter 2020, on this U.S. dollar-denominated investment.

For additional information regarding our relationship with UHI, see Notes 9, 10, 14, 20 and 29 to our consolidated year-end financial statements.

Income Taxes

Income taxes decreased by Ps.1,722.0 million, or 39.2%, to Ps.2,668.5 million in 2019, compared with Ps.4,390.5 million in 2018. This decrease reflected mainly a lower income tax base, as well as a reduction in effective income tax rate.

The Mexican corporate income tax rate was 30% in each of the years 2019, 2018 and 2017, and will be 30% in 2020.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests reflects that portion of operating results attributable to the interests held by third parties in the businesses, which are not wholly-owned by us, including our Cable and Sky segments, as well as our radio business.

Net income attributable to non-controlling interests decreased by Ps.125.2 million, or 7.8%, to Ps.1,480.7 million in 2019, compared with Ps.1,605.9 million in 2018. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky segment.

Net Income Attributable to Stockholders of the Company

Net income attributable to stockholders of the Company reached the amount of Ps.4,626.1 million for the year ended December 31, 2019, compared with Ps.6,009.4 million for the year ended December 31, 2018. The net decrease of Ps.1,383.3 million reflected:

•	a Ps.2,878.9 million unfavorable changes in other income or expense, net; and
•	a Ps.1,174.6 million increase in depreciation and amortization.

These changes were partially offset by:

•	a Ps.1,722.0 million decrease in income taxes;
•	a Ps.805.9 million increase in operating income before depreciation and amortization and other income or expenses, net; and
•	a Ps.125.2 million decrease in net income attributable to non-controlling interests.

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

Cost of Sales

Cost of sales increased by Ps.3,426.8 million, or 8.4%, to Ps.44,136.7 million for the year ended December 31, 2018 from Ps.40,709.9 million for the year ended December 31, 2017. This increase was due to higher costs, primarily in our Content and Cable segments.

Selling Expenses

Selling expenses increased by Ps.44.9 million, or 0.5%, to Ps.9,328.5 million for the year ended December 31, 2018 from Ps.9,283.6 million for the year ended December 31, 2017. This increase was attributable to higher selling expenses, primarily in our Cable, Sky and Content segments.

Administrative and Corporate Expenses

Administrative and corporate expenses increased by Ps.177.7 million, or 1.9%, to Ps.9,292.6 million for the year ended December 31, 2018 from Ps.9,114.9 million for the year ended December 31, 2017. The growth reflects an increase in administrative expenses, primarily in our Cable and Content segments.

Corporate expenses decreased by Ps.136.3 million, or 5.9%, to Ps.2,154.7 million in 2018, from Ps.2,291.0 million in 2017. The decrease reflected primarily a lower share-based compensation expense.

Share-based compensation expense in 2018 and 2017 amounted to Ps.1,327.5 million and Ps.1,489.9 million, respectively, and was accounted for as corporate expenses. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Cable

Cable net sales, representing 34.5% and 34.2% of our segment net sales for the years ended December 31, 2018 and 2017, respectively, increased by Ps.3,184.7 million, or 9.6%, to Ps.36,233.0 million for the year ended December 31, 2018 from Ps.33,048.3 million for the year ended December 31, 2017.

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

Sky

Sky net sales, representing 20.9% and 22.9% of our segment net sales for the years ended December 31, 2018 and 2017, respectively, decreased by Ps.194.4 million, or 0.9%, to Ps.22,002.2 million for the year ended December 31, 2018 from Ps.22,196.6 million for the year ended December 31, 2017. The number of net video RGUs, decreased by 365,486 during the year to 7,637,040 as of December 31, 2018. Sky ended the year with 159,027 video RGUs in Central America and the Dominican Republic.

The loss of net video RGUs is mainly explained by the subscription cancellations of some customers following our transmission of the FIFA World Cup in the second and third quarters of 2018. On the other hand, during 2018, Sky added 91,841 broadband RGUs.

The following table sets forth the breakdown of RGUs per service type for Sky as of December 31, 2018 and 2017.

	2018	2017
Video	7,637,040	8,002,526
Broadband (data)	91,841	—
RGUs	7,728,881	8,002,526

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

Content net sales, representing 37.3% and 35.1% of our total segment net sales for the years ended December 31, 2018 and 2017, respectively, increased by Ps.5,226.5 million, or 15.4%, to Ps.39,223.7 million for the year ended December 31, 2018 from Ps.33,997.2 million for the year ended December 31, 2017.

Advertising revenue increased by 2.1%. This increase was partially offset by a substantial decrease in advertising sold to governmental entities. We concluded the negotiation of the upfront options for a total amount of Ps.16.4 billion, in line with that of the prior year.

Network Subscription Revenue increased by 18.6%. The increase is mainly explained by the new offerings of our networks which now includes additional rights that resulted in higher overall price. This came into effect in the fourth quarter of 2017.

Licensing and Syndication revenue increased by 14.1%. For the year 2018, royalties from Univision reached U.S.$383.6 million. The increase of 22.2% in royalties is mainly explained by a step up in the royalty rate, partially offset by lower revenues of Univision, primarily due to the loss of the carriage of Univision networks by Dish.

In 2018, Content net sales benefited from the sublicensing of certain broadcast and digital rights of the FIFA World Cup Russia 2018 in Mexico and other Latin American markets, by Ps.2,733.6 million; and the income for this operation was Ps.1,410.5 million.

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

Other Businesses

Other Businesses net sales, representing 7.3% and 7.8% of our segment net sales for the years ended December 31, 2018 and 2017, respectively, increased by Ps.190.3 million, or 2.5%, to Ps.7,715.5 million for the year ended December 31, 2018 from Ps.7,525.2 million for the year ended December 31, 2017. The increase in revenues was mainly driven by performance in our film distribution and soccer businesses.

Other Businesses operating segment income increased by Ps.264.0 million, or 180.2%, to Ps.410.5 million for the year ended December 31, 2018 from Ps.146.5 million for the year ended December 31, 2017, mainly reflecting a decrease in the loss of our publishing business and an increase in operating segment income of our gaming business.

The assets and related liabilities of the radio business are classified as held-for-sale in the Company’s consolidated statement of financial position as of December 31, 2019. Accordingly, the net sales and the operating segment income associated with the radio business, which was part of the Company’s Other Businesses segment, are presented separately as held-for-sale operations for the years ended December 31, 2018 and 2017. Notwithstanding the foregoing, the transaction was consummated for legal and tax purposes.

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

Finance expense, net, increased by Ps.3,474.8 million to Ps.8,779.7 million for the year ended December 31, 2018, from Ps.5,304.9 million for the year ended December 31, 2017. This increase reflected primarily: (i) a Ps.1,762.8 million unfavorable change in other finance income or expense, net, resulting primarily from a net loss in fair value of our derivative contracts; (ii) a Ps.548.8 million decrease in foreign exchange gain net, resulting primarily from a 0.2% appreciation of the Mexican peso against the U.S. dollar in 2018, compared with a 4.5% appreciation in 2017, on a higher average net U.S. dollar liability position; (iii) a Ps.461.6 million increase in interest expense, primarily due to the interest rate applicable to our average Mexican peso debt position, as well as an average annual depreciation of the Mexican peso against the U.S. dollar in connection with our U.S. dollar debt position, which effect was partially offset by a lower average principal amount of debt, lease liabilities and other notes payable during 2018; and (iv) a Ps.701.6 million decrease in interest income, primarily as a result of the recognition in other comprehensive income of interest income of Ps.787.3 million for the year ended December 31, 2018, related to certain investments for which interest income was recognized in the statement of income until December 31, 2017, as they were classified as investments at fair value through other comprehensive income (“FVOCIL”), in connection with the adoption of IFRS 9 Financial Instruments, beginning on January 1, 2018.

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

Net Income Attributable to Stockholders of the Company

Net income attributable to stockholders of the Company reached the amount of Ps.6,009.4 million for the year ended December 31, 2018, compared with Ps.4,524.5 million for the year ended December 31, 2017. The net increase of Ps.1,484.9 million reflected:

•	a Ps.6,009.4 million increase in operating income; and
•	a Ps.447.1 million decrease in net income attributable to non-controlling interests.

These changes were partially offset by:

•	a Ps.3,474.8 million increase in finance expense, net;
•	a Ps.1,380.4 million decrease in share of income of associates and joint ventures, net; and
•	a Ps.116.4 million increase in income taxes.

Effects of Depreciation and Inflation

The following table sets forth, for the periods indicated:

•	the percentage that the Peso depreciated or appreciated against the U.S. Dollar;

•	the Mexican inflation rate;

•	the U.S. inflation rate; and

•	the percentage change in Mexican GDP compared to the prior period.

	Year Ended December 31,
	2019	2018	2017
(Appreciation) depreciation of the Peso as compared to the U.S. Dollar(1)	(4.0)%	(0.2)%	(4.5)%
Mexican inflation rate(2)	2.8	4.8	6.8
U.S. inflation rate	2.3	1.9	2.1
Increase (decrease) in Mexican GDP(3)	(0.1)	2.0	2.0

(1)	Based on changes in the Interbank Rates, as reported by CitiBanamex, at the end of each period, which were as follows: Ps.19.7051 as of December 31, 2017, Ps.19.6730 as of December 31, 2018 and Ps.18.8838 as of December 31, 2019.

(2)	Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 98.3 in 2017; 103.0 in 2018 and 105.9 in 2019.

(3)	As estimated by the Instituto Nacional de Estadística, Geografía e Informática, or INEGI.

The general condition of the Mexican economy, the depreciation of the Peso as compared to the U.S. Dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

•	Advertising and Other Revenues. Inflation in Mexico adversely affects consumers. As a result, our advertising customers may purchase less advertising, which would reduce our advertising revenues, and consumers may reduce expenditures for our other products and services, including pay-TV services.

•	Foreign Currency-Denominated Revenues and Operating Costs and Expenses. We have substantial operating costs and expenses denominated in foreign currencies, primarily in U.S. Dollars. These costs are principally due to our activities in the United States, the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our foreign currency-denominated revenues and operating costs and expenses stated in millions of U.S. Dollars for 2019, 2018 and 2017:

	Year Ended December 31,
	2019	2018	2017
		(Millions of U.S. Dollars)
Revenues	U.S.$ 823	U.S.$ 933	U.S.$ 788
Operating costs and expenses	677	750	690

On a consolidated basis, in 2019, 2018 and 2017, our foreign-currency-denominated costs and expenses did not exceed our foreign-currency-denominated revenues but there can be no assurance that they will continue not to do so in the future. As a result, we will continue to remain exposed to future depreciation of the Peso, which would increase the Peso equivalent of our foreign-currency-denominated costs and expenses.

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

IFRS

Our consolidated financial information as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, was prepared in accordance with IFRS as issued by the IASB.

New and Amended IFRS Standards

Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2020. Our management does not expect the pronouncements effective for annual periods beginning on January 1, 2020 to have a material impact on our consolidated financial statements. Our management is in the process of assessing the potential impact those pronouncements effective for annual periods beginning on or after January 1, 2020 will have on our consolidated financial statements. Some amendments and improvements to certain IFRS standards became effective on January 1, 2019, and they did not have any significant impact on our consolidated financial statements.

New or Amended IFRS Standard	Title of the IFRS Standard	Effective for Annual Periods Beginning On or After
Amendments to IFRS 10 and IAS 28(1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 17(2)	Insurance Contracts	January 1, 2021
IFRS Conceptual Framework	Conceptual Framework for Financial Reporting	January 1, 2020
Amendments to IFRS 3(1)	Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8(1)	Definition of Material	January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 7(2)	Interest Rate Benchmark Reform	January 1, 2020
Amendments to IAS 1 (1)	Classification of Liabilities as Current or Non-current	January 1, 2022

(1)	This new or amended IFRS standard is not expected to have a significant impact on our consolidated financial statements.

(2)	This new or amended IFRS standard is not expected to be applicable to our consolidated financial statements.

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

Conceptual Framework for Financial Reporting (“Conceptual Framework”) was issued in March 2018, replacing the previous version of the Conceptual Framework issued in 2010. The Conceptual Framework describes the objective of, and the concepts for, general purpose financial reporting. The purpose of the Conceptual Framework is to: (a) assist the IASB to develop IFRS standards that are based on consistent concepts; (b) assist preparers to develop consistent accounting policies when no Standard applies to a particular transaction or other event, or when a Standard allows a choice of accounting policy; and (c) assist all parties to understand and interpret the IFRS standards. The Conceptual Framework is not an IFRS standard. Nothing in the Conceptual Framework overrides any IFRS standard or any requirement in an IFRS standard. The revised Conceptual Framework is effective immediately for the IASB and the IFRIC and has an effective date of January 1, 2020, with earlier application permitted, for companies that use the Conceptual Framework to develop accounting policies when no IFRS standard applies to a particular transaction.

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

Amendments to IAS 1 and IAS 8 Definition of Material was issued in October 2018. The definition of material helps a company determine whether information about an item, transaction or other event should be provided to users of financial statements. However, companies sometimes experienced difficulties using the previous definition of material when making materiality judgements in the preparation of financial statements. Consequently, the IASB issued Definition of Material (Amendments to IAS 1 and IAS 8) in October 2018. Amendments to IAS 1 and IAS 8 is effective on January 1, 2020, and earlier application is permitted.

Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform were issued in September 2019. These amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by interest rate benchmarks such as interbank offered rates. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual reporting periods beginning on or after 1 January 2020. Earlier application is permitted

Amendments to IAS 1 Classification of Liabilities as Current or Non-current were issued in January 2020, the amendments clarify one of the criteria in IAS 1 for classifying a liability as non-current that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendments are effective for annual reporting periods beginning on or after 1 January 2022. Earlier application is permitted.

Critical Accounting Estimates and Assumptions

We have identified certain key accounting policies upon which our consolidated financial condition and results of operations are dependent. The application of these key accounting policies often involves complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In the opinion of our management, our most critical accounting policies under IFRS are those related to the accounting for programming, goodwill and other indefinite—lived intangible assets, long-lived assets, deferred income taxes, financial assets and liabilities measured at fair value and warrants issued by UHI. For a full description of these and other accounting policies, see Note 2 to our consolidated year-end financial statements.

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

Assuming a hypothetical 10% decrease in expected future revenue from programming as of December 31, 2019, the balance of such programming would decrease in the amount of Ps.418,525, with a corresponding increase in programming amortization expense.

(b)	Goodwill and Other Indefinite-lived Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are reviewed for impairment at least annually. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant cash generating unit and the fair value less cost to sell.

The recoverable amount of cash generating units has been determined based on the higher of value in use and fair value less costs to disposal calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each cash-generating unit, long-term growth rates and discount rates based on weighted average cost of capital, among others.

During 2019 and 2018, we recorded impairment adjustments for other indefinite-lived intangible assets (trademarks) related to our Publishing business. See Note 2 (b) and (l) to our consolidated year-end financial statements for disclosure regarding concession intangible assets.

(c)	Long-lived Assets

We present certain long-lived assets other than goodwill and indefinite-lived intangible assets in our consolidated statement of financial position. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Recoverability is analyzed based on projected cash flows. Estimates of future cash flows involve considerable management judgment. These estimates are based on historical data, future revenue growth, anticipated market conditions, management plans, and assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions are not correct, we would have to recognize a write-off or write-down or accelerate the amortization schedule related to the carrying value of these assets (see Notes 2 (m), 13 and 22 to our consolidated year-end financial statements). We have not recorded any significant impairment charges over the past few years.

(d)	Deferred Income Taxes

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

(e)	Financial Assets Measured at Fair Value

We have a significant amount of financial assets which are measured at fair value on a recurring basis. The degree of management’s judgment involved in determining the fair value of a financial asset varies depending upon the availability of quoted market prices. When observable quoted market prices exist, that is the fair value estimate we use. To the extent such quoted market prices do not exist, management uses other means to determine fair value (see Notes 4 and 15 to our consolidated year-end financial statements).

(f) Warrants issued by UHI

Our management applied significant judgment to determine the classification of the warrants issued by UHI. These warrants did not comply with the definition of a derivative financial instrument because the initial investment that we paid to acquire the original instrument (Convertible Debentures) was significant and a derivative requires no initial investment or one that is smaller than would be required for a contract with similar response to changes in market factors; therefore, we classified the warrants issued by UHI as equity instrument with changes in fair value recognized in other comprehensive income or loss in our consolidated equity. Significant judgment was applied by our management in assessing that the characteristics of the warrants issued by UHI are closer to an equity instrument in accordance with the IAS 32 Financial Instruments: Presentation and IFRS 9 (see Notes 5(f), 9, 10 and 15 to our consolidated year-end financial statements).

Financial assets and liabilities measured at fair value as of December 31, 2019, 2018 and 2017 (in thousands of Pesos):

	Balance as of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Internal Models with Significant Observable Inputs (Level 2)	Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
At FVOCIL:
Open Ended Fund	Ps. 4,688,202	Ps. —	Ps. 4,688,202	Ps. —
Other equity instruments	5,751,001	5,751,001	—	—
Warrants issued by UHI	33,775,451	—	—	33,775,451
Derivative financial instruments	4,592	—	4,592	—
Total	Ps. 44,219,246	Ps. 5,751,001	Ps. 4,692,794	Ps. 33,775,451
Liabilities:
Derivative financial instruments	Ps. 915,290	Ps. —	Ps. 915,290	Ps. —
Total	Ps. 915,290	Ps. —	Ps. 915,290	Ps. —

	Balance as of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Internal Models with Significant Observable Inputs (Level 2)	Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps. 30,992	Ps. 30,992	Ps. —	Ps. —
At FVOCIL:
Open Ended Fund	7,662,726	—	7,662,726	—
Other equity instruments	6,545,625	6,545,625	—	—
Other financial assets	72,612	72,612	—	—
Warrants issued by UHI	34,921,530	—	—	34,921,530
Derivative financial instruments	1,035,522	—	1,035,522	—
Total	Ps. 50,269,007	Ps. 6,649,229	Ps. 8,698,248	Ps. 34,921,530
Liabilities:
Derivative financial instruments	Ps. 148,061	Ps. —	Ps. 148,061	Ps. —
Total	Ps. 148,061	Ps. —	Ps. 148,061	Ps. —

	Balance as of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Internal Models with Significant Observable Inputs (Level 2)	Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps. 6,013,678	Ps. 6,013,678	Ps. —	Ps. —
At FVOCIL:
Open Ended Fund	7,297,577	—	7,297,577	—
Warrants issued by UHI	36,395,183	—	—	36,395,183
Derivative financial instruments	2,263,874	—	2,263,874	—
Total	Ps. 51,970,312	Ps. 6,013,678	Ps. 9,561,451	Ps. 36,395,183

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the years ended December 31, 2019, 2018 and 2017.

	2019	2018	2017
Balance at beginning of year	Ps. 34,921,530	Ps. 36,395,183	Ps. 38,298,606
Included in other comprehensive income	(1,146,079)	(1,473,653)	(1,903,423)
Balance at the end of year	Ps. 33,775,451	Ps. 34,921,530	Ps. 36,395,183

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

As of December 31, 2017, we made judgments and used several estimates and assumptions for determining the fair value calculations of the shares of common stock of Imagina. These estimates and assumptions included, among others, expected long-term growth rates and operating margins, which were used to calculate projected future cash flows. We also utilized risk-adjusted discount rates to determine weighted average cost of capital. All of our estimates were based on historical data, internal estimates and observable external sources when available, and were consistent with the strategic plans of the underlying business.

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

UHI Warrants

In July 2015, we exchanged our investment in U.S.$1,125 million principal amount of Convertible Debentures due 2025 issued by UHI for 4,858,485 warrants that are exercisable for UHI’s common stock, and exercised 267,532 of these warrants to increase our equity stake in UHI from 7.8% to 10% (see Notes 9 and 10 to our consolidated year-end financial statements).

We determined the fair value of our investment in warrants by using the income approach based on post-tax discounted cash flows. The income approach requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on weighted average cost of capital within a range of 8% to 9%, among others. Our estimates for market growth were based on historical data, various internal estimates and observable external sources when available, and are based on assumptions that are consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology is an internal model with significant unobservable inputs, the UHI warrants are classified as Level 3. Additionally, we determined the fair value of our investment in warrants by using the Black-Scholes model (“BSPM”). The BSPM involves the use of significant estimates and assumptions. The assumptions used as of December 31, 2019, 2018 and 2017, included UHI stock’s spot price of U.S.$390, U.S.$387 and U.S.$402 per share on a fully-diluted, as–converted basis, respectively, and UHI stock’s expected volatility of 40%, 36% and 32%, respectively.

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

As of December 31, 2019, 2018 and 2017 the effect on consolidated income and consolidated equity of changing the main assumptions used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest or lowest value of the range reasonably possible, would be as follows:

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2019		Least Favorable Assumptions 2019		Most Favorable Assumptions 2019		Least Favorable Assumptions 2019
Warrants issued by UHI	Price per Share	+/-10%	Ps.	—	Ps.	—	Ps.	3,377,623	Ps.	(3,377,623)
Total			Ps.	—	Ps.	—	Ps.	3,377,623	Ps.	(3,377,623)

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2018		Least Favorable Assumptions 2018		Most Favorable Assumptions 2018		Least Favorable Assumptions 2018
Warrants issued by UHI	Price per Share	+/-10%	Ps.	—	Ps.	—	Ps.	3,492,229	Ps.	(3,492,229)
Total			Ps.	—	Ps.	—	Ps.	3,492,229	Ps.	(3,492,229)

			Potential Impact on Consolidated Income Statement				Potential Impact on Consolidated Equity
Financial Assets Level 3	Main Assumptions Used	Sensitivity	Most Favorable Assumptions 2017		Least Favorable Assumptions 2017		Most Favorable Assumptions 2017		Least Favorable Assumptions 2017
Warrants issued by UHI	Price per Share	+/-10%	Ps.	—	Ps.	—	Ps.	3,639,595	Ps.	(3,639,595)
Total			Ps.	—	Ps.	—	Ps.	3,639,595	Ps.	(3,639,595)

Derivative Financial Instruments

Derivative financial instruments include swaps, forwards and options (see Notes 2(w), 4 and 15 to our consolidated year-end financial statements).

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

Liquidity, Foreign Exchange and Capital Resources

Liquidity. We generally rely on a combination of cash on hand, operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. Historically, we have received most of our advertising revenues in the form of upfront advertising deposits in the fourth quarter of a given year, which we in turn have used to fund our cash requirements during the rest of the quarter in which the deposits were received and for the first three quarters of the following year. As of December 31, 2018 and 2017, we had received Ps.10,917 million and Ps.16,072.3 million, respectively, of advertising deposits and advances for advertising time on all of our Content platforms and in our other segments, representing U.S.$0.6 billion and U.S.$0.8 billion, respectively, at the applicable year-end exchange rates. The deposits as of December 31, 2018, represented a 32.1% decrease, as compared to year-end 2017. Approximately 87.5% and 90.0% of the advance payment deposits as of December 31, 2018 and 2017, respectively, were in the form of short-term, non-interest bearing notes, with the remaining deposits in each of those years consisting of cash deposits. The weighted average maturity of these notes at December 31, 2018 and 2017, was 5.9 months and 4.7 months, respectively.

We moved the closing of the 2020 up-front plan from the last quarter of 2019 to the first months of 2020. In light of this change, the results cannot be compared to those obtained in previous years. As of April 27, 2020, we had closed $14,611 million of advertising deposits and advances for advertising time in all of our Content platforms and in other segments, and are still in negotiations with some clients. As of April 27, 2020, we had collected 26% of this amount. The rest is in the form of short-term, non-interest bearing notes. The weighted average maturity of this notes as of April 27, 2020 was 3.7 months.

During the year ended December 31, 2019, we had a net decrease in cash and cash equivalents of Ps. 4,098.3 million, as compared to a net decrease in cash and cash equivalents of Ps.6,666.7 million during the year ended December 31, 2018.

Net cash provided by operating activities for the year ended December 31, 2019, amounted to Ps.27,269.1 million. Adjustments to reconcile income before income taxes to net cash provided by operating activities are overall due to depreciation and amortization of Ps.21,008.8 million, interest expense of Ps.10,402.0 million, loss on disposition of property and equipment of Ps.270.4 million, loss on derivatives in other finance expense, net of Ps.872.3 million, other amortization of Ps.531.4 million and provision for deferred compensation of Ps.199.2 million; and partially offset by net unrealized foreign exchange gain of Ps.1,121.0 million, share of income of associates and joint ventures of Ps.581.0 million, interest receivable for Asset Tax from prior years of Ps.140.0 million, interest income of Ps.102.7 million and gain on disposition of investments of Ps.1.0 million. Income taxes paid for the year ended December 31, 2019 amounted to Ps.8,816.6 million.

Net cash used in investing activities for the year ended December 31, 2019, amounted to Ps.17,005.1 million, and was primarily used for investments in property, plant and equipment of Ps.19,108.3 million; and other investments in intangible assets of Ps.2,106.8 million; partially offset by cash provided from disposition of investments in financial instruments of Ps.2,301.7 million; investments in associates and other investments of Ps.149.4 million; temporary investments of Ps.31.0 million; and disposition of property, plant and equipment of Ps.981.5 million.

Net cash used in financing activities for the year ended December 31, 2019, amounted to Ps.14,301.9 million, and was primarily used for prepayment of all of the outstanding Notes due 2020, 2021 and 2022 in the aggregate principal amount of Ps.21,000 million; issuance of Ps.14,247.5 Senior Notes due 2049; long-term loans from Mexican banks of Ps.10,000.0 million; interest payment of Ps.9,180.1 million; repayment of debt and lease payments of Ps.2,432.2 million; dividends paid to noncontrolling interest of Ps.1,594.6 million; repurchases of CPOs under a share repurchase program of Ps.1,385.8 million; repayment of other notes payable of Ps.1,294.4 million; and dividends paid of Ps.1,066.2 million; which effect was partially offset by cash provided by derivative financial instruments of Ps.596.0 million.

We expect to fund our operating cash needs during 2020, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2020 through available cash from operations, cash on hand, equity securities and/or the incurrence of debt, or a combination thereof. The amount of borrowings required to fund these cash needs in 2020 will depend upon the timing of such transactions and the timing of cash payments from advertisers under our advertising sales plan.

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

Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity

During 2020, we:

•	expect to make aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$750.0 million, of which approximately U.S.$491.0 million and approximately U.S.$192.0 million are for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining amount is for our Content and Other Businesses segments; and

•	expect to provide financing to GTAC in connection with long-term credit facilities and our 33.3% interest in Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”) in the aggregate principal amount of Ps.133.0 million (U.S.$6.7 million).

During 2019, we:

•	made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$992.2 million, of which approximately U.S.$675.3 million and approximately U.S.$209.1 million are for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining amount is for our Content and Other Businesses segments; and

•	provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.172.2 million (U.S.$8.8 million).

During 2018, we:

•	made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$969.9 million, of which approximately U.S.$665.5 million were for our Cable segment, U.S.$209.6 million are for our Sky segment, and the remaining U.S.$94.8 million were for our Content and Other Businesses segments;

•	provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.58.2 million (U.S.$3.0 million).

•	acquired from Axtel its residential fiber-to-the-home business and related assets in Mexico City, Zapopan, Monterrey, Aguascalientes, San Luis Potosí and Ciudad Juárez. The total cash value of the transaction amounted to Ps.5,466.9 million (U.S.$272.1 million), including Ps.753.9 million (U.S.$37.5 million) of value added tax.

•	renewed our concession titles for the broadcast television signals known as Las Estrellas, Canal 5, Canal 9, Foro TV and other local television stations, for a term of 20 years after the existing expiration dates. For this renewal, Televisa paid Ps.5,753.0 million (U.S.$281.7 million).

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

In November and December 2017, we entered into long-term debt agreements with three Mexican banks in the aggregate principal amount of Ps.6,000 million, with maturities between 2022 and 2023, and interest payable on a monthly basis at an annual rate of 28-day Equilibrium Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus a range between 125 and 130 basis points.

In May 2019, we concluded the offering of U.S.$750 million aggregate principal amount of 5.25% Senior Notes due 2049. The net proceeds of the offering were used for general corporate purposes, which may include repayment or repurchase of existing indebtedness.

In June 2019, we entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000 million. The funds from this loan were used for general corporate purposes, including the refinancing of the Company’s indebtedness. This loan bears interest at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the Company’s net leverage ratio.

In July 2019, we prepaid all of the outstanding local bonds (Certificados Bursátiles) due 2021 and 2022, in the aggregate principal amount of Ps.11,000 million.

In October 2019, we prepaid all of the outstanding local bonds (Certificados Bursátiles) due 2020, in the aggregate principal amount of Ps.10,000.0 million. Accordingly, we classified this debt as current as of September 30, 2019, net of related finance costs, in the amount of Ps.9,992.4 million.

Indebtedness. As of December 31, 2019, our consolidated long-term portion of debt amounted to Ps.120,444.7 million and our consolidated current portion of debt was Ps.2,435.8 million. As of December 31, 2018, our consolidated long-term portion of debt amounted to Ps.120,983.6 million and our consolidated current portion of debt was Ps.2,108.4 million. The consolidated debt is presented net of unamortized finance costs as of December 31, 2019 and 2018, in the aggregate amount of Ps.1,441.6 million and Ps.1,152.7 million, respectively, and interest payable in the aggregate amount of Ps.1,943.9 million and Ps.1,120.0 million in 2019 and 2018, respectively.

In March 2018, the Company entered into a Revolving Credit Facility (“RCF”) with a syndicate of banks for U.S.$583.0 million payable in Mexican pesos, for a three-year term. In December 2018, this facility was increased by U.S.$35.0 million reaching a total amount of U.S.$618.0 million. The funds may be used for the repayment of existing indebtedness and other general corporate purposes as may be authorized by our Board of Directors. In August 2019, the Company extended the RCF for one more year to maintain the total 3-year term. This RCF was available as of December 31, 2019. In March 2020, the Company drew down the RCF as a prudent and precautionary measure in order to increase our cash position and preserve financial flexibility in light of current uncertainty in the global and local markets resulting from the COVID-19 outbreak; the aggregate principal amount was Ps.14,771.0 million, with maturity in the first quarter of 2022, this facility bears interest at a floating rate based on a spread of 87.5 or 112.5 basis points over the 28-day TIIE rate depending on our net leverage ratio, the Company may prepay such amount on the last day of any interest period without penalty.

We may from time to time incur additional indebtedness or repurchase, redeem or repay outstanding indebtedness.

	2019(1)										Effective Interest Rate
	Principal		Finance Costs		Principal, Net of Finance Costs		Interest Payable		Total
U.S. dollar Senior Notes:
6.625% Senior Notes due 2025 (2)	Ps.	11,330.3	Ps.	(201.1)	Ps.	11,129.2	Ps.	212.7	Ps.	11,341.9	7.60%
4.625% Senior Notes due 2026 (2)	5,665.1		(29.4)		5,635.7		131.0		5,766.7		5.03%
8.50% Senior Notes due 2032 (2)	5,665.1		(21.6)		5,643.5		147.1		5,790.6		9.00%
6.625% Senior Notes due 2040 (2)	11,330.3		(126.9)		11,203.4		408.7		11,612.1		7.05%
5% Senior Notes due 2045 (2)	18,883.8		(429.9)		18,453.9		136.4		18,590.3		5.39%
6.125% Senior Notes due 2046 (2)	16,995.4		(124.1)		16,871.3		520.5		17,391.8		6.47%
5.25% Senior Notes due 2049 (2)	14,162.9		(304.5)		13,858.4		74.3		13,932.7		5.59%
Total U.S. dollar debt	84,032.9		(1,237.5)		82,795.4		1,630.7		84,426.1

Mexican peso debt:
8.79% Notes due 2027 (3)	4,500.0		(18.5)		4,481.5		93.4		4,574.9		8.84%
8.49% Senior Notes due 2037 (2)	4,500.0		(12.6)		4,487.4		31.8		4,519.2		8.94%
7.25% Senior Notes due 2043 (2)	6,500.0		(55.5)		6,444.5		73.3		6,517.8		7.92%
Bank loans (4)	16,000.0		(116.2)		15,883.8		88.2		15,972.0		9.04%
Bank loans (Sky) (5)	5,500.0		—		5,500.0		25.2		5,525.2		7.11%
Bank loans (TVI) (6)	1,345.4		(1.3)		1,344.1		1.3		1,345.4		8.92%
Total Mexican peso debt	38,345.4		(204.1)		38,141.3		313.2		38,454.5
Total debt	122,378.3		(1,441.6)		120,936.7		1,943.9		122,880.6
Less: Current portion of long-term debt	492.5		(.5)		492.0		1,943.9		2,435.9
Long-term debt, net of current portion	Ps.	121,885.8	Ps.	(1,441.1)	Ps.	120,444.7	Ps.	—	Ps.	120,444.7

Lease liabilities:
Satellite transponder lease liabilities(7)	Ps.	4,014.6	Ps.	—	Ps.	4,014.6	Ps.	—	Ps.	4,014.6	7.30%
Other lease liabilities (8)		707.2		—		707.2		—		707.2	6.79%
Lease liabilities recognized as of January 1, 2019(8)		4,641.7		—		4,641.7		—		4,641.7
Total lease liabilities		9,363.5		—		9,363.5		—		9,363.5
Less: Current portion		1,257.8		—		1,257.8		—		1,257.8
Lease liabilities, net of current portion	Ps.	8,105.8	Ps.	—	Ps.	8,105.8	Ps.	—	Ps.	8,105.8

Other notes payable:
Total other notes payable (9)	Ps.	1,324.1	Ps.	—	Ps.	1,324.1	Ps.	—	Ps.	1,324.1	3.00%
Less: Current portion		1,324.1		—		1,324.1		—		1,324.1
Other notes payable, net of current portion	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—

(1)	U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.18.8838 per U.S. Dollar, the Interbank Rate, as reported by CitiBanamex, as of December 31, 2019.

(2)	The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$4,450 million and Ps.11,000 million are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046 and 2049, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 and 2049 are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”). In December 2017, the Company prepaid the principal outstanding amount of U.S.$500 million Senior Notes due 2018 at an aggregate redemption price of Ps.9,841.7 million (U.S.$511.7 million), which included related fees and accrued and unpaid interest at the redemption date (see Note 23).

(3)	In 2010, 2014, 2015 and October 2017, the Company issued Notes (“Certificados Bursátiles”) due 2020, 2021, 2022 and 2027, respectively, through the BMV in the aggregate principal amount of Ps.10,000 million, Ps.6,000 million, Ps.5,000 million and Ps.4,500 million, respectively. In July 2019, the Company prepaid all of the outstanding Notes due 2021 and 2022 in the aggregate principal amount of Ps.11,000 million. On October 3, 2019, the Company prepaid all of the outstanding Notes due 2020 in the aggregate principal amount of Ps.10,000 million. Interest rate on the Notes due 2020 was 7.38% per annum and was payable semi-annually. Interest rate on the Notes due 2021 and 2022 was the TIIE plus 35 basis points per annum and was payable every 28 days. Interest rate on the Notes due 2027 is 8.79% per annum and is payable semi-annually. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The agreement of the Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(4)	In November and December 2017, the Company entered into long-term credit agreements with three Mexican banks, in the aggregate principal amount of Ps.6,000 million, and an annual interest rate payable on a monthly basis of 28-day TIIE plus a range between 125 and 130 basis points, and principal maturities between 2022 and 2023. The proceeds of these loans were used primarily for the prepayment in full of the Senior Notes due 2018. Under the terms of these loan agreements, the Company is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions. In 2016, the Company entered into a long-term credit agreement with a Mexican bank in the principal amount of Ps.1,250 million with principal maturities between 2017 and 2018, and an annual interest rate payable on a monthly basis of 28-day TIIE plus 117.5 basis points. The Company prepaid the remaining principal amount under this credit agreement in the fourth quarter of 2017, in the aggregate amount of Ps.629.3 million, which included accrued and unpaid interest. In June 2019, the Company entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000 million. The funds from this loan were used for general corporate purposes, including the refinancing of the Company’s indebtedness. This loan bears interest at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the net leverage ratio for the Group and its subsidiaries. The credit agreement for this loan requires the maintenance of financial ratios related to indebtedness and interest expense.

(5)	In March 2016, Sky entered into long-term credit agreements with two Mexican banks in the aggregate principal amount of Ps.5,500 million, with maturities between 2021 and 2023, and interest payable on a monthly basis with an annual interest rate in the range of 7.0% and 7.13%. Under the terms of these credit agreements, the Company is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions.

(6)	Includes outstanding balances in 2019 in the aggregate principal amount of Ps.1,345.4 million, in connection with credit agreements entered into by TVI with Mexican banks, with maturities between 2019 and 2022, bearing interest at an annual rate of TIIE plus a range between 100 and 125 basis points, which is payable on a monthly basis. This TVI long-term indebtedness is guaranteed by the Company. Under the terms of these credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.

(7)	Under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010, Sky is obligated to pay, at an annual interest rate of 7.30%, a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years or; (b) the date IS-21 is taken out of service (see Note 12).

(8)	Includes lease liabilities recognized beginning on January 1, 2019 under IFRS 16 for an aggregate amount of Ps.4,797.3 million. Includes minimum lease payments of property and equipment under leases that qualify as lease liabilities. Also includes Ps.699.1 million in 2019, in connection with a lease agreement entered into by a subsidiary of the Company and GTAC, for the right to use certain capacity of a telecommunications network through 2029 (see Note 20). This lease agreement provides for annual payments through 2029. Other finance liabilities have terms which expire at various dates between 2019 and 2020.

(9)	Notes payable issued by the Group in 2016, in connection with the acquisition of a non-controlling interest in TVI. In 2019 and 2018, cash payments to be made between 2018 and 2020 related to these notes payable amounted to an aggregate of Ps.1,330.0 million and Ps.2,624.4 million, respectively, including interest of Ps.142.5 million and Ps.249.4 million, respectively (see Note 3). Accumulated accrued interest for this transaction amounted to Ps.136.6 million and Ps.201.9 million, as of December 31, 2019 and 2018, respectively. This was regarded as a Level 2 debt, which was fair valued using a discounted cash flow approach, which discounts the contractual cash flows using discount rates derived from observable market price of other quoted debt instruments. In March 2017, the Group prepaid a portion of the other outstanding notes payable with original maturities in August 2017 and 2018, for an aggregate amount of Ps.1,292.4 million, which included accrued interest at the payment date. In February 2020, the Group repaid all of its outstanding other notes payable as of December 31, 2019.

Interest Expense. Interest expense for the years ended December 31, 2019, 2018 and 2017 was Ps.10,402.0 million, Ps.9,707.3 million and Ps.9,245.7 million, respectively.

The following table sets forth our interest expense for the years indicated (in millions of U.S. Dollars and millions of Pesos):

	Year Ended December 31,(1)
	2019		2018		2017
Interest payable in U.S. Dollars	U.S.$	265.2	U.S.$	252.7	U.S.$	287.6
Amounts currently payable under Mexican withholding taxes(2)	12.8		12.0		13.1
Total interest payable in U.S. Dollars	U.S.$	278.0	U.S.$	264.7	U.S.$	300.7
Peso equivalent of interest payable in U.S. Dollars	Ps.	5,396.5	Ps.	5,095.9	Ps.	5,691.8
Interest payable in Pesos	5,005.5		4,611.4		3,553.9
Total interest expense	Ps.	10,402.0	Ps.	9,707.3	Ps.	9,245.7

(1)	U.S. Dollars are translated into Pesos at the rate prevailing when interest was recognized as an expense for each period.

(2)	See “Additional Information — Taxation — Federal Mexican Taxation”.

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments consist primarily of long-term debt, as described above, satellite transponder obligations and transmission rights obligations.

Contractual Obligations on the Balance Sheet

The following table summarizes our contractual obligations on the balance sheet as of December 31, 2019 (these amounts do not include future interest payments):

Payments Due by Period
Total	Less Than 12 Months January 1, 2020 to December 31, 2020	12-36 Months January 1, 2021 to December 31, 2022	36-60 Months January 1, 2023 to December 31, 2024	Maturities Subsequent to December 31, 2024
(Thousands of U.S. Dollars)
6.625% Senior Notes due 2025	U.S.$	600,000	U.S.$	—	U.S.$	—	U.S.$	—	U.S.$	600,000
8.5% Senior Notes due 2032	300,000	—	—	—	300,000
8.49% Senior Notes due 2037	238,299	—	—	—	238,299
6.625% Senior Notes due 2040	600,000	—	—	—	600,000
8.79% Notes due 2027	238,299	—	—	—	238,299
7.25% Senior Notes due 2043	344,211	—	—	—	344,211
5.0% Senior Notes due 2045	1,000,000	—	—	—	1,000,000
4.625% Senior Notes due 2026	300,000	—	—	—	300,000
6.125% Senior Notes due 2046	900,000	—	—	—	900,000
5.250% Senior Notes due 2049	750,000	—	—	—	750,000
Syndicate loan due 2024	529,555	—	—	529,555	—
Scotiabank loan due 2023	132,389	—	—	132,389	—
HSBC loan due 2022	105,911	—	105,911	—	—
Santander loan due 2022	79,433	—	79,433	—	—
Santander loan due 2020	13,239	13,239	—	—	—
Banorte loan due 2022	58,006	12,841	45,165	—	—
HSBC loan due 2023	132,389	—	99,292	33,097	—
Scotiabank loan due 2023	158,866	—	139,008	19,858	—
Long-term debt	6,480,597	26,080	468,809	714,899	5,270,809
Accrued Interest	102,938	102,938	—	—	—
Satellite transponder lease liabilities	212,593	21,180	47,278	54,685	89,450
Other lease liabilities	37,453	17,186	7,650	6,203	6,414
Lease liabilities recognized as of January 1,2019	245,803	28,239	77,013	65,241	75,310
Other notes payable	70,116	70,116	—	—	—
Transmission rights(1)	230,688	118,318	78,187	34,183	—
Total contractual obligations	U.S.$	7,380,188	U.S.$	384,057	U.S.$	678,937	U.S.$	875,211	U.S.$	5,441,983

(1)	This liability reflects our transmission rights obligations related to programming acquired or licensed from third party producers and suppliers, and special events, which are reflected in our consolidated balance sheet within trade accounts payable (current liabilities) and other long-term liabilities.

Contractual Obligations off the Balance Sheet

The following table summarizes our contractual obligations off the balance sheet as of December 31, 2019:

	Payments Due by Period
	Total		Less Than 12 Months January 1, 2020 to December 31, 2020		12-36 Months January 1, 2021 to December 31, 2022		36-60 Months January 1, 2023 to December 31, 2024		Maturities Subsequent to December 31, 2024
	(Thousands of U.S. Dollars)
Interest on debt(1)	U.S.$	6,845,984	U.S.$	347,674	U.S.$	865,919	U.S.$	762,791	U.S.$	4,869,600
Interest on lease liabilities	205,953		38,742		75,076		52,108		40,027
Interest on other notes payable	314		314		—		—		—
Programming(2)	118,398		65,649		35,935		14,555		2,259
Transmission rights(2)	925,911		138,668		173,171		229,822		384,250
Capital expenditures commitments	118,525		118,525		—		—		—
Satellite transponder commitments(3)	17,952		7,928		9,950		74		—
Committed financing to GTAC(4)	6,650		6,650		—		—		—
Total contractual obligations	U.S.$	8,239,687	U.S.$	724,150	U.S.$	1,160,051	U.S.$	1,059,350	U.S.$	5,296,136

(1)	Interest to be paid in future years on outstanding debt as of December 31, 2019, was estimated based on contractual interest rates and exchange rates as of that date.

(2)	These line items reflect our obligations related to programming to be acquired or licensed from third party producers and suppliers, and transmission rights for special events to be acquired from a third party.

(3)	Reflects our minimum commitments for the use of satellite transponders under operating lease contracts.

(4)	In connection with a long-term credit facility, we agreed to provide financing to GTAC in 2020 in the aggregate principal amount of Ps.133.0 million (U.S.$6.65 million).

Item 6.	Directors, Senior Management and Employees

Board of Directors

The following table sets forth the names of our current directors and their alternates, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors. The general annual stockholders’ meeting takes place annually in order to, among other matters, elect and/or ratify the Company’s directors. Our current Board of Directors is composed as follows:

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Emilio Fernando Azcárraga Jean (02/21/68)	Executive Chairman of the Board and Chairman of the Executive Committee of Grupo Televisa. Member and Chairman of the Board and Member and Chairman of the Executive Committee of Empresas Cablevisión.	Former President and Chief Executive Officer of Grupo Televisa. Member of the Boards of Grupo Financiero Banamex, Univision and Grupo Axo. Member and Chairman of the Board of Managers and Member and Chairman of the Executive Committee of Innova. Member of Consejo Mexicano de Hombres de Negocios and Fundacion Teletón.	December 1990

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Co-Chief Executive Officer, Member of the Executive Committee of Grupo Televisa. Member of the Board and Member of the Executive Committee of Empresas Cablevisión.	Member of the Boards of Univision, Liberty Latin America, Grupo Financiero Banorte, Fomento Económico Mexicano (FEMSA) and Grupo Axo. Member of the Board of Managers and Member of the Executive Committee of Innova. Chairman of the Board of Trustees of Fundación Kardias, Member of the Board of Trustees of Fundación Mexicana para la Salud and Fundación UNAM. Member of the Board of Trustees of The Paley Center for Media. Former Executive Vice President and Chief Financial Officer of Grupo Televisa.	April 1997

Alberto Baillères González (08/22/31)	Chairman of Grupo Bal and Chairman of the Board of Directors of Industrias Peñoles, Fresnillo plc, Grupo Palacio de Hierro, Grupo Nacional Provincial, Grupo Profuturo, Profuturo Afore, PetroBal, Energía Eléctrica BAL, EnerAB and Tane.	Member of the Boards of Directors of Dine, Grupo Kuo, Grupo Financiero BBVA Bancomer, BBVA Bancomer, Fomento Económico Mexicano and member of Consejo Mexicano de Negocios, A.C. Chairman of the Board of Trustees of Instituto Tecnológico Autónomo de México (ITAM) and Founder and President of Fundación Alberto Bailléres.	April 2004

José Antonio Chedraui Eguía	Member of the Board of Directors and Chief Executive Officer of Grupo Comercial Chedraui, S.A.B. de C.V.	Former Chief Executive Officer of the Galos division of Grupo Comercial Chedraui, S.A.B. de C.V.	April 2019

Francisco José Chevez Robelo (07/03/29)	In-house advisor, co-founder and retired partner of Chevez, Ruiz, Zamarripa y Cía, S.C., Chairman of the Audit Committee of Grupo Televisa. Member of the Board of Directors and Member and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión.	Member of the Board of Directors of Apuestas Internacionales. Former Managing Partner of Arthur Andersen & Co. (Mexico City). Member of the Board of Directors and Chairman of the Audit Committees of Regiomontana de Perfiles y Tubos, S.A. de C.V. and Pytco, S.A. de C.V.	April 2003

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Jon Feltheimer (09/02/51)	Chief Executive Officer of Lionsgate.	Former President of Columbia TriStar Television Group, former Executive Vice President of Sony Pictures Entertainment. Member of the Boards of Lionsgate, Celestial Tiger Entertainment, Pantelion and Pilgrim Media Group.	April 2015

José Luis Fernández Fernández (05/18/59)	Managing Partner of Chévez, Ruíz, Zamarripa y Cía., S.C., Member of the Audit Committee and Chairman of the Corporate Practices Committee of Grupo Televisa.	Member of the Boards of Directors of Unifin Financiera, Controladora Vuela Compañía de Aviación, Grupo Financiero Banamex, Banco Nacional de México and Apuestas Internacionales. Alternate member of the Board of Directors of Arca Continental Corporativo. Alternate Member of the Board of Directors and Alternate Member of the Audit and Corporate Practices Committee of Empresas Cablevisión.	April 2002

Salvi Rafael Folch Viadero (08/16/67)	Chief Executive Officer of Grupo Televisa’s Cable Division.	Former Chief Financial Officer of Grupo Televisa. Former Vice President of Financial Planning of Grupo Televisa and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission. Member of the Board of Directors and Alternate Member of the Executive Committee of Empresas Cablevision.	April 2002

Michael Thomas Fries (02/06/63)	President and Chief Executive Officer of Liberty Global, plc.	Vice Chairman of the Board of Liberty Global, Executive Chairman of the Board of Liberty Latin America, Member of the Boards of Directors of Lionsgate and Cable Television Labs, Trustee of the Board of The Paley Center for Media, Chairman of the Boards of Directors of Museum of Contemporary Art Denver and Biennial of the Americas, Digital Communications Governor and Steering Committee Member of the World Economic Forum. Member of Young Presidents’ Organization.	April 2015

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Marcos Eduardo Galperin (10/31/71)	President, Chief Executive Officer, Co-Founder and Director of Mercadolibre, Inc. Member of the Boards of Directors of Endeavor, Fundación Universidad de San Andrés, Globant, S.A. and Onapsis.	Former Associate of Futures and Options of YPF S.A.	April 2017

Guillermo García Naranjo Álvarez (07/02/56)	Member of the Audit and the Corporate Practices Committees of Grupo Televisa.	Former Chairman of the Board of Directors of Consejo Mexicano de Normas de Información Financiera. Former Chief Executive Officer and Former Audit Partner of KPMG Cárdenas Dosal, S.C. Member of the Audit Committee of Banco de Mexico, Member of the Board and the Audit Committee of Nacional Monte de Piedad I.A.P., Member of the Board of Directors, Member of the Corporate Practices Committee and Chairman of the Audit Committee of Grupo Posadas. Statutory Auditor of Total Systems de México. Member of the Board and the Audit Commission of Fundación Pro-Empleo D.F., A.C. (a non-profit organization) and Statutory Auditor of Banco Nacional de México, S.A. and subsidiaries.	April 2018

Bernardo Gómez Martínez (07/24/67)	Co-Chief Executive Officer and Member of the Executive Committee of Grupo Televisa. Member of the Board and Member of the Executive Committee of Empresas Cablevisión.	Member of the Boards of Univision, Grupo Axo and Innova. Former Executive Vice President and Deputy Director of the President of Grupo Televisa and Former President of Cámara Nacional de la Industria de Radio y Televisión.	April 1999

Carlos Hank González (09/01/71)	Chairman of the Board of Directors of Grupo Financiero Banorte and Banco Mercantil del Norte. Vice-President of the Board of Directors of Gruma. Chief Executive Officer of Grupo Hermes.

Former Chief Executive Officer of Grupo Financiero Interacciones, Banco Interacciones and Interacciones Casa de Bolsa. Former Deputy General Manager of Grupo Financiero Banorte. Member of the Boards of Directors of Bolsa Mexicana de Valores and Grupo Hermes.

April 2017

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Roberto Hernández Ramírez (03/24/42)	Honorary Chairman of the Board of Banco Nacional de México.	Honorary Member of the Board of Grupo Financiero Banamex Accival.	April 1992

Enrique Krauze Kleinbort (09/16/47)	Chief Executive Officer, Chairman of the Board of Directors and Co-Founder of Editorial Clío, Libros y Videos, S.A. de C.V. and Letras Libres, S.A. de C.V.	Member of Academia Mexicana de la Historia and Colegio Nacional.	April 1996

Lorenzo Alejandro Mendoza Giménez (10/05/65)	Chief Executive Officer, Member of the Board of Directors and Chairman of the Executive Committee of Empresas Polar.	Former Member of the Boards of AES La Electricidad de Caracas, CANTV-Verizon and BBVA Banco Provincial. Member of the Board of Grupo GEPP. Member of the MIT Sloan Board, the Latin American Board of Georgetown University, Group of Fifty (G-50), the Latin America Conservation Council (LACC), the Latin American Business Council, the Board of Trustees of Universidad Metropolitana, the Board of Trustees of Instituto de Estudios Superiores de Administración (IESA), Ashoka Fellow and Member of the World Economic Forum (named a Global Young leader in 2005).	April 2009

Fernando Senderos Mestre (03/03/50)	Executive President and Chairman of the Boards of Directors of Grupo Kuo, S.A.B. de C.V. and Dine, S.A.B de C.V. Chairman of the Board of Directors of Grupo Desc, S.A. de C.V.	Member of the Boards of Kimberly-Clark de México, Industrias Peñoles and Grupo Nacional Provincial. Member of Consejo Mexicano de Hombres de Negocios and Member of Fundación para las Letras Mexicanas.	April 1992

Enrique Francisco José Senior Hernández (08/03/43)	Managing Director of Allen & Company LLC.	Member of the Boards of Directors of Univision, Coca-Cola FEMSA, Cinemark and FEMSA.	April 2001

Eduardo Tricio Haro (08/05/63)	Chairman of the Board of Directors of Grupo Lala. Chairman of the Executive Committee of Aeromexico and Member of the Corporate Practices Committee of Grupo Televisa.	Chairman of Fundación Lala. Member of the Boards of Directors of Grupo Aeroméxico, Grupo Financiero Banamex, Mexichem, Aura Solar, Centro Cultural Arocena Laguna, Hospital Infantil de México “Federico Gómez” and Instituto Tecnológico y de Estudios Superiores de Monterrey. Vice-President of Consejo Mexicano de Hombres de Negocios. Member of the Board of Instituto Nacional de Ciencias Médicas y Nutrición “Salvador Zubirán”, Mexicanos Primero, A.C., the Latin America Conservation Council - The Nature Conservancy (LACC) and U.S. - Mexico Foundation.	April 2012

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

David M. Zaslav (01/15/60)	President, Chief Executive Officer and Director of Discovery, Inc.	Member of the Boards of Sirius XM Radio, Inc., Lionsgate Entertainment Corp., the National Cable & Telecommunications Association, The Cable Center, Mt. Sinai Medical Center, the USC Shoah Foundation, the Partnership for New York City and the Paley Center for Media.	April 2015

Alternate Directors:

In alphabetical order:

Herbert A. Allen III (06/08/67)	President of Allen & Company LLC.	Former Executive Vice-President and Managing Director of Allen & Company Incorporated and Alternate Director of Coca Cola FEMSA.	April 2002

Félix José Araujo Ramírez (03/20/51)	Vice President of Digital and Broadcast Television and Televisa Regional.	Former Chief Executive Officer of Telesistema Mexicano. Chairman of the Board of Directors of Televisión Independiente de México and Televimex.	April 2002

Joaquín Balcárcel Santa Cruz (01/04/69)	Chief of Staff of the Executive Chairman of the Board of Directors of Grupo Televisa.	Former Vice-President - Legal and General Counsel of Grupo Televisa. Former Vice-President and General Counsel of Television Division. Former Legal Director of Grupo Televisa.	April 2000

Julio Barba Hurtado (05/20/33)	Legal Advisor of Grupo Televisa and Secretary of the Audit and Corporate Practices Committee of Empresas Cablevisión.	Former Legal Advisor to the Board of Grupo Televisa. Alternate member of the Board of Directors of Editorial Televisa Colombia.	December 1990

Leopoldo Gómez González Blanco (04/06/59)	Vice-President of News of Grupo Televisa.	Former Director of Information to the Presidency of Grupo Televisa.	April 2003

Jorge Agustín Lutteroth Echegoyen (01/24/53)	Vice-President and Corporate Controller of Grupo Televisa.	Former Senior Partner of Coopers & Lybrand, Despacho Roberto Casas Alatriste, S.C. and former Controller of Televisa Corporación. Alternate Member of the Board of Empresas Cablevision. Alternate Member of the Board of Managers and the Executive Committee of Innova.	April 2000

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Alberto Javier Montiel Castellanos (11/22/45)	Director of Montiel Font y Asociados, S.C. and Member of the Audit Committee of Grupo Televisa and Member of Board of Directors and the Audit and Corporate Practices Committee of Empresas Cablevisión.	Member of the Board and Audit Committee of Blazki. Advisor to the Association of Graduates of the Faculty of Accounting and Administration of the Universidad Nacional Autónoma de México and Former Tax Vice President of Grupo Televisa and former Tax Director of Wal-Mart de México.	April 2002

Raúl Morales Medrano (05/12/70)	Partner of Chévez, Ruiz, Zamarripa y Cia., S.C.	Member of the Audit and Corporate Practices Committee and Alternate Member of the Board of Directors of Empresas Cablevisión.	April 2002

Guadalupe Phillips Margain (02/07/71)	Chief Executive Officer of Empresas ICA, S.A.B. de C.V.

Former Chief Restructuring Officer of Empresas ICA, S.A.B. de C.V. Former Vice-President of Finance and Risk of Grupo Televisa and Former Chief Financial Officer of Empresas Cablevisión. Member and Treasurer of the Board of Managers and Alternate Member of the Executive Committee of Innova. Alternate Member of the Board of Directors of Grupo Financiero Banorte and Banco Mercantil del Norte. Member of the Board of Directors of Empresas ICA, Grupo Aeroportuario del Centro Norte and Grupo Axo.

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

Election of Directors. A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican stockholders. All of our current Series “A”, Series “B” and Series “D” directors and alternate directors were appointed and/or ratified in their positions by our 2020 Series “D” special stockholders’ meeting and our 2020 annual stockholders’ meeting, which were held on April 28, 2020. Since there was no quorum for the Series “L” stockholders’ meeting to be held also on April 28, 2020, Series “L” directors and alternate directors will continue to serve in their positions pursuant to our bylaws and applicable law. A majority of the holders of the Series “A” Shares voting together elected eleven of our directors and corresponding alternates and a majority of the holders of the Series “B” Shares voting together elected five of our directors and corresponding alternates. At our Series “D” special stockholders’ meeting, a majority of the holders of the Series “D” Shares elected two of our directors and alternate directors, each of which must be an independent director. Our Series “L” directors and alternate directors must also be independent directors. Each alternate director may vote in the absence of a corresponding director. Our stockholders’ meetings held on April 28, 2020 resolved that our directors and alternate directors be elected annually for a term that will expire when new appointments are approved by our stockholders as provided by our bylaws and applicable law. In addition, if any director is elected for a specific term and such term expires or any director resigns from his or her position, any such director will continue to serve in his or her position for up to a 30-day term; in this case, the Board of Directors is entitled to appoint provisional directors without the approval of the stockholders’ meeting.

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

Audit Committee. The Audit Committee is currently composed of four independent members: Francisco José Chevez Robelo, the Chairman, Alberto Javier Montiel Castellanos, José Luís Fernández Fernández and Guillermo García Naranjo Álvarez. The Chairman of the Audit Committee was ratified at our annual stockholders’ meeting held on April 28, 2020, and our Board of Directors appointed the remaining members.

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

Corporate Practices Committee. The Corporate Practices Committee is currently composed of the following independent members: José Luis Fernández Fernández, the Chairman, Guillermo García Naranjo Álvarez and Eduardo Tricio Haro. The Chairman of the Corporate Practices Committee was ratified at our annual stockholders’ meeting held on April 28, 2020, and our Board of Directors appointed the remaining members.

The Corporate Practices Committee is responsible for, among other things: (i) reviewing and approving corporate goals and objectives relevant to the compensation of the Co-Chief Executive Officers, and reviewing the evaluations of the Co-Chief Executive Officers’ performance in light of those goals and objectives, (ii) reviewing and approving the annual base salaries and annual incentive opportunities of the relevant executive, reviewing the parameters evaluating the executive officers’ performance and recommending executive officer compensation policies and guidelines to our Board of Directors, (iii) reviewing all other incentive awards and opportunities (cash-based and equity-based), any employment agreements, any change in control agreements and change in control provisions affecting compensation and benefits and any special or supplemental compensation and benefits for the relevant executive and individuals who formerly served as executive officers, and (iv) reviewing and recommending certain material transactions entered into with related parties, in accordance with the Mexican Securities Market Law.

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

Executive Officers

The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the years in which they were appointed to their current positions:

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Emilio Fernando Azcárraga Jean (02/21/68)	Executive Chairman of the Board and Chairman of the Executive Committee of Grupo Televisa. Member and Chairman of the Board and Member and Chairman of the Executive Committee of Empresas Cablevisión.	Former President and Chief Executive Officer of Grupo Televisa. Member of the Boards of Grupo Financiero Banamex, Univision and Grupo Axo. Member and Chairman of the Board of Managers and Member and Chairman of the Executive Committee of Innova, Member of Consejo Mexicano de Hombres de Negocios and Fundación Teletón.	December 1990

In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Co-Chief Executive Officer, Member of the Executive Committee of Grupo Televisa. Member of the Board and Member of the Executive Committee of Empresas Cablevisión.	Member of the Boards of Univision, Liberty Latin America, Grupo Financiero Banorte, Fomento Económico Mexicano (FEMSA) and Grupo Axo. Member of the Board of Managers and Member of the Executive Committee of Innova. Chairman of the Board of Trustees of Fundación Kardias, Member of the Board of Trustees of Fundación Mexicana para la Salud and Fundación UNAM. Member of the Board of Trustees of The Paley Center for Media. Former Executive Vice President and Chief Financial Officer of Grupo Televisa.	April 1997

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Bernardo Gómez Martínez (07/24/67)	Co-Chief Executive Officer and Member of the Executive Committee of Grupo Televisa. Member of the Board and Member of the Executive Committee of Empresas Cablevisión.	Member of the Boards of Univision, Grupo Axo and Innova. Former Executive Vice President and Deputy Director of the President of Grupo Televisa and Former President of Cámara Nacional de la Industria de Radio y Televisión.	April 1999

Carlos Ferreiro Rivas (11/19/68)	Corporate Vice President of Finance of Grupo Televisa.	Former Chief Financial Officer of Grupo Televisa’s Cable Division, Former Chief Financial Officer of Sky, Former Chief Financial Officer of GSF Telecom and Alternate Member of the Board and Alternate Member of the Executive Committee of Empresas Cablevisión and Member of the Board of Managers of Innova.	October 2017

José Antonio Lara del Olmo (09/02/70)	Corporate Vice President of Administration of Grupo Televisa.	Former Chief Accounting and Tax Officer of Grupo Televisa, Former Vice President of Taxes of Grupo Televisa and Alternate Member of the Board of Managers of Innova.	October 2017

Compensation of Directors and Officers

For the year ended December 31, 2019, we paid our directors, alternate directors and officers for services in all capacities aggregate compensation of approximately Ps.869.6 million (U.S.$46.0 million using the Interbank Rate, as reported by CitiBanamex, as of December 31, 2019). This compensation included certain amounts related to the use of assets and services of the Company, as well as travel expenses reimbursed to directors and officers. See “— Use of Certain Assets and Services” below.

On April 28, 2020, at our general stockholders’ meeting, our stockholders approved a remuneration of U.S.$15,000 to be paid to the members of our Board of Directors, the Secretary of the Board of Directors and the members of the Audit and Corporate Practices Committees, for each meeting of the Board and/or the Audit and Corporate Practices Committees to which they attend (except for Board members traveling from outside of Mexico to attend Board meetings, who will receive U.S.$25,000 for each Board meeting they attend).

As of December 31, 2019, we have made Ps.82.8 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and officers. Projected benefit obligations as of December 31, 2019 were approximately Ps.170.9 million.

Certain of our officers are entitled to receive performance bonuses. The amount and rules applicable vary among the different divisions and/or officers. The amounts payable under the performance bonus depend on the results achieved, and include certain qualitative and/or quantitative objectives that can be related to revenues and/or EBITDA, budgets, market share and others.

We have entered into certain Compensation and Retention Agreements with several executive officers. Such agreements were originally signed in late 2014 and substituted before their original termination with new agreements that will expire in December 2022. The conditions applicable to such contracts were approved by the Board of Directors and include, among other conditions, salary, an annual retention bonus and a performance bonus. In order to be entitled to the performance bonus, certain qualitative and quantitative targets must be met, including parameters related to the growth of revenues and EBITDA. If targets are not met, the amounts to be paid decline, and if targets are exceeded, the bonus can reach up to 120% of the target bonus. The target bonus is set at approximately two times the fixed component established in the relevant agreements.

We have a deferred compensation plan for certain officers of our Cable Division, payable in the event that certain revenue and EBITDA targets of a five-year plan are met. Twenty percent of such deferred compensation was paid in 2020, and the remainder may be payable in 2021. In the event that the established targets in the plan are fully met, the annual cost during the five years of the deferred compensation plan will amount on average to approximately U.S.$25 million.

At this date, we anticipate that the maximum targets established for 2020 will not be met, which will result in a lower compensation than the maximum established by the plan. We estimate that the provisions that have been created in the period since the plan was established up to this date should be sufficient to cover any pending payment to be made under the deferred compensation plan.

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

In April 2007, the Board of Directors, with input from the then Audit and Corporate Practices Committee, reviewed the compensation of our former Chief Executive Officer and decided to include our former Chief Executive Officer in our Long-Term Retention Plan as well as in any other plan granted to our employees in the future. See “— Compensation of Directors and Officers”.

At our annual general ordinary stockholders’ meeting held on April 2, 2013, our stockholders approved that the number of CPOs that may be granted annually under the Long-Term Retention Plan shall be up to 1.5% of the capital of the Company. As of December 31, 2019, approximately 32.0 million CPOs or CPO equivalents that were transferred to Plan Participants were sold in the open market during 2017, 2018 and 2019. Additional sales will continue to take place during or after 2020.

In October 2019, some of our outstanding awards under our Long-Term Retention Plan (the “Awards”) had purchase prices that exceeded the current market price of the underlying CPOs or CPO equivalents. In order to provide long-term incentives, align our officers’ and employees’ interests with those of our stockholders and retain officers and employees, the Board of Directors, with the favorable opinion of the Corporate Practices Committee, which oversees executive compensation, authorized us to terminate certain Awards, subject to the consent of their respective holders, and to grant an award for half the number of CPOs or CPO equivalents that were terminated, with an initial price of Ps.38.36. This action terminated Awards for 81.1 million CPOs or CPO equivalents in the aggregate. This will represent a non-cash cost for us of up to approximately U.S.$30 million in the aggregate over a period of three years.

Also, as of March 31, 2020, the special purpose trust created to implement the Long-Term Retention Plan owned approximately 188.7 million CPOs or CPO equivalents. This figure is net of approximately 42.5 million, 34.3 million and 32.3 million CPOs or CPO equivalents vested in 2017, 2018 and 2019, respectively and the return of CPOs or CPO equivalents as a result of terminated Awards. Of such 188.7 million CPOs or CPO equivalents, approximately 73.8% are in the form of CPOs and the remaining 26.2% are in the form of A, B, D and/or Series “L” Shares. As of March 31, 2020, approximately 104.5 million CPOs or CPO equivalents have been reserved and will become vested between 2020 and 2022 at prices ranging from Ps.38.36 to Ps.90.59 per CPO which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

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

Employees and Labor Relations

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2019:

	Year Ended December 31,
	2019	2018	2017
Employees excluding held-for-sale operations	42,702	38,918	39,733
Employees of held-for-sale operations (Radio business)	246	247	255
Total number of employees	42,948	39,165	39,988
Category of activity:
Employees	42,875	39,098	39,915
Executives	73	67	73
Geographic location:
Mexico	42,884	38,956	39,733
Latin America (other than Mexico)	3	131	157
U.S.	52	69	88
Europe	9	9	10

As of December 31, 2019, 2018 and 2017, approximately 41%, 40% and 40% of our employees, respectively, were represented by unions. We believe that our relations with our employees are good. Under Mexican law, the agreements between us and most of our television and cable television union employees as well as Radiópolis’ radio union employees are subject to renegotiation on an annual basis in January of each year. We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis.

Item 7.	Major Stockholders and Related Party Transactions

The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers and each person who is known by us to own more than 5% of the currently outstanding Series “A” Shares, Series “B” Shares, Series “L” Shares or Series “D” Shares as of April 15, 2020. Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

	Shares Beneficially Owned(1)(2)								Aggregate Percentage of Outstanding
	Series “A” Shares		Series “B” Shares		Series “D” Shares		Series “L” Shares		Shares
Identity of Owner	Number	Percentage of Class	Number	Percentage of Class	Number	Percentage of Class	Number	Percentage of Class	Beneficially Owned

Azcárraga Trust(3)	52,991,825,705	43.8%	67,814,604	0.1%	107,886,870	0.1%	107,886,870	0.1%	15.1%
Harris Associates, L.P.(4)	8,133,028,500	6.7%	7,157,065,080	12.5%	11,386,239,900	13.1%	11,386,239,900	13.1%	10.8%
Dodge & Cox (5)	8,356,565,000	6.9%	7,353,777,200	12.9%	11,699,191,000	13.4%	11,699,191,000	13.4%	11.1%
William H. Gates III(6)	5,994,363,375	5.0%	5,275,039,770	9.2%	8,392,108,725	9.6%	8,392,108,725	9.6%	8.0%
BlackRock, Inc.(7)	5,060,960,650	4.2%	4,453,645,372	7.8%	7,085,344,910	8.1%	7,085,344,910	8.1%	6.7%
FPR Partners, LLC(8)	4,915,988,625	4.1%	4,326,069,990	7.6%	6,882,384,075	7.9%	6,882,384,075	7.9%	6.5%

(1)	Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of March 31, 2020. The number of shares issued and outstanding for legal purposes as of March 31, 2020 was 62,147,379,825 Series A Shares 54,689,694,246 Series B Shares, 87,006,331,755 Series D Shares and 87,006,331,755 Series L Shares, in the form of CPOs, and an additional 58,926,613,375 Series A Shares, 2,357,207,692 Series B Shares, 238,595 Series D Shares and 238,595 Series L Shares not in the form of CPOs. For financial reporting purposes under IFRS only, the number of shares authorized, issued and outstanding as of March 31, 2020 was 58,667,265,575 Series A Shares, 51,627,193,706 Series B Shares, 82,134,171,805 Series D Shares and 82,134,171,805 Series L Shares in the form of CPOs, and an additional 55,497,232,367 Series A Shares, 186,537 Series B Shares, 238,541 Series D Shares and 238,541 Series L Shares not in the form of CPOs. The number of shares authorized, issued and outstanding for financial reporting purposes under IFRS as of March 31, 2020 does not include 139,204,570 CPOs and an additional 3,429,381,008 Series A Shares, 2,357,021,155 Series B Shares, 54 Series D Shares and 54 Series L Shares not in the form of CPOs acquired by the special purpose trust we created to implement our long-term retention plan. See Note 17 to our consolidated year-end financial statements

(2)	Except through the Azcárraga Trust, none of our directors and executive officers currently beneficially owns more than 1% of our outstanding Series “A” Shares, Series “B” Shares, Series “D” Shares or Series “L” Shares. See “Directors, Senior Management and Employees — Share Ownership of Directors and Officers”. This information is based on information provided by directors and executive officers.

(3)	For a description of the Azcárraga Trust, see “— The Major Stockholders” below.

(4)	Based solely on information included in the report on Schedule 13G by Harris Associates L.P. as of February 14, 2020.

(5)	Based solely on information included in the report on Schedule 13G by Dodge & Cox, as of February 13, 2020.

(6)	Based solely on information included in (i) the Schedule V “Report of participation in the capital stock of issuers” of the Comisión Nacional Bancaria y de Valores, commonly known as the CNBV regulations for issuers as of April 29, 2019 by Cascade Investment, L.L.C. with respect to holdings by Cascade Investment, L.L.C., and (ii) the report on Form 13F filed on February 14, 2020 by the Bill and Melinda Gates Foundation Trust.

(7)	Based solely on information included in the report on Schedule 13G by Blackrock, Inc. as of February 4, 2020.

(8)	Based solely on information included in the report on Schedule 13G by FPR Partners LLC as of February 14, 2020.

The Major Stockholders

The Azcárraga Trust, a trust for the benefit of Emilio Azcárraga Jean, currently holds 43.8% of the outstanding Series “A” Shares, 0.1% of the outstanding Series “B” shares, 0.1% of the outstanding Series “D” Shares and 0.1% of the outstanding Series “L” Shares of the Company. As a result, Emilio Azcárraga Jean currently controls the vote of such shares through the Azcárraga Trust. The Series “A” Shares held through the Azcárraga Trust constitute a majority of the Series “A” Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying Series “A” Shares in accordance with the trust agreement governing the CPOs and the Company’s bylaws. Accordingly, and so long as non-Mexicans own more than a minimal number of Series “A” Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws.

Pursuant to our bylaws, holders of Series “B” Shares are entitled to elect five out of 20 members of our Board of Directors.

Because the Azcárraga Trust only holds a limited number of Series “B” Shares, there can be no assurance that individuals nominated by the Azcárraga Trust appointees will be elected to our Board.

We believe that as of March 31, 2020, approximately 309.3 million of GDSs were held of record by 69 persons with U.S. addresses. Those GDSs represent 31.9% of the outstanding Series “A” Shares, 59.6% of the outstanding Series “B” Shares, 62.2% of the outstanding Series “D” Shares and 62.2% of the outstanding Series “L” Shares of the Company. Before giving effect to the 2004 recapitalization, substantially all of the outstanding Series “A” Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long-Term Retention Plan, as described under “Major Stockholders and Related Party Transactions” and “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan”. For more information regarding our 2004 recapitalization, please refer to our Form 6-K filed with the SEC on March 25, 2004.

Related Party Transactions

Transactions and Arrangements with Univision. We have in the past and on an ongoing basis enter into transactions with Univision in the ordinary course of business. In December 2010, the Company and Univision announced the completion of certain agreements among related parties by which, among other transactions, the Company made an investment in BMP (now known as Univision Holdings, Inc., or UHI) the parent company of Univision, and the PLA between Televisa and Univision was amended and extended through the later of 2025 or 90 months after the Company voluntarily sells two-thirds of its equity interests in UHI. Univision became a related party to the Company as of December 2010 as a result of these transactions. For a description of our arrangements with Univision, see “Information on the Company — Business Overview — Univision”.

Transactions and Arrangements With Our Directors and Officers. During 2017, we entered into contracts leasing office space directly or indirectly from certain of our directors and officers. These leases have aggregate annual lease payments for 2020 equal to approximately Ps.33.4 million. We believe that the terms of these leases are comparable to terms that we would have entered into with third parties for similar leases.

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

Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Stockholders

Consulting Services. Instituto de Investigaciones Sociales, S.C., a consulting firm which is controlled by Ariana Azcárraga De Surmont, the sister of Emilio Azcárraga Jean, has from time to time during 2019 provided consulting services and research in connection with the effects of our programming, especially dramas, on our viewing audience. Instituto de Investigaciones Sociales, S.C. provided us with such services in 2019, and we expect to continue these arrangements through 2020.

Citibanamex participation in Syndicated Loan. In June 2019, the Company entered into a long-term credit agreement with a syndicate of banks, including Citibanamex with maturity in 2024. An affiliate of Citibanamex also acted as joint lead arranger and joint book runner with other banks. This loan was made on terms substantially similar to those offered by Citibanamex to third parties. Emilio Azcárraga Jean, our Executive Chairman of the Board, is a member of the Board of Citibanamex. One of our directors, Roberto Hernández Ramírez, is the Honorary Chairman of the Board of Citibanamex. Mr. Hernández was also a member of the Board of, and the beneficial owner of less than 1% of the outstanding capital stock of, Citigroup, Inc., the entity that indirectly controls Citibanamex. For a description of amounts outstanding under, and the terms of, our existing credit facilities with Citianamex, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

Loans from Banorte. In 2015, Banorte and TVI entered into a loan agreement with a maturity date of 2022. This loan was made on terms substantially similar to those offered by Banorte to third parties. Alfonso de Angoitia Noriega, our Executive Vice President, Member of the Board, Guadalupe Phillips Margain, Alternate Member of the Board, and Carlos Hank González, Member of the Board of the Company, are members and Carlos Hank González is President of the Board of Banorte. For a description of amounts outstanding under, and the terms of, our existing credit facilities with Banorte, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

Advertising Services. Several members of our current Board serve as members of the Boards and/or are stockholders of other companies. See “Directors, Senior Management and Employees”. Some of these companies, including Grupo Comercial Chedraui, Grupo Nacional Provincial, Grupo Palacio de Hierro, Mercadolibre, Grupo Financiero Banorte, Grupo Lala, Kimberly-Clark de México, CitiBanamex and Grupo Axo, among others, purchased advertising services from us in connection with the promotion of their respective products and services from time to time in 2019, and we expect that this will continue to be the case in the future.

Legal and Advisory Services. During 2019, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Ricardo Maldonado Yáñez, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., serves also as Secretary of our Board of Directors and Secretary to the Executive Committee of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services.

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

For further information about our related party transactions, see Note 20 to our consolidated year-end financial statements.

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

Trading prices of the CPOs and the GDSs are influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Economic and Political Developments in Mexico May Adversely Affect Our Business”. We believe that as of March 31, 2020, approximately 309.3 million GDSs were held of record by 69 persons with U.S. addresses.

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

The General CNBV Rules and the internal regulations of the Stock Exchanges in Mexico require issuers of listed securities to file through EMISNET for the BMV, through DIV for the Institutional Stock Exchange and through and STIV-2 the information on the occurrence of material events affecting the relevant issuer. Material events include, but are not limited to, as long as they have, or could potentially have, an effect on the price of the issuer’s securities:

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

Holders of Series “B” Shares. Holders of Series “B” Shares have the right to vote on all matters subject to stockholder approval at any general stockholders’ meeting and have the right, voting as a class, to appoint five members of our Board of Directors and the corresponding alternate directors. The five directors and corresponding alternate directors elected by the holders of the Series “B” Shares are elected at a stockholders’ meeting that must be held within the first four months after the end of each year.

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

The two directors and corresponding alternate directors elected by each of the holders of the Series “D” Shares and the Series “L” Shares are elected at a special meeting of those holders which takes place annually. Special meetings of holders of Series “D” Shares and Series “L” Shares must also be held to approve the cancellation from registration of the Series “D” Shares or Series “L” Shares or the securities representing any of such shares with the NRS, as the case may be, and in the case of Series “D” Shares, with any other Mexican or foreign stock exchange in which such shares or securities are registered. All other matters on which holders of Series “L” Shares or Series “D” Shares are entitled to vote must be considered at an extraordinary general meeting. Holders of Series “L” Shares and Series “D” Shares are not entitled to attend or to address meetings of stockholders at which they are not entitled to vote. Under Mexican law, holders of Series “L” Shares and Series “D” Shares are entitled to exercise certain minority protections. See “— Other Provisions — Appraisal Rights and Other Minority Protections”.

Minority shareholders holding at least ten percent of the capital stock represented by Series “A” Shares, will be entitled to appoint one director and its corresponding alternate for each such ten percent. Minority shareholders holding at least ten percent of the capital stock represented by Series “B” Shares, will be entitled to appoint one director and its corresponding alternate for each such ten percent. Minority shareholders holding at least ten percent of the capital stock represented by Series “D” Shares or Series “L” Shares, will be entitled to appoint one director and its corresponding alternate for each such ten percent. Any such appointments by minority shareholders will be counted towards the number of directors that the holders of each such Series is entitled to appoint.

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

Holders of GDRs. Global Depositary Receipts, or GDRs, evidencing GDSs are issued by The Bank of New York Mellon, the Depositary, pursuant to the Deposit Agreement we entered into with the Depositary and all holders from time to time of GDSs. Each GDR evidences a specified number of GDSs. A GDR may represent any number of GDSs. Only persons in whose names GDRs are registered on the books of the Depositary will be treated by us and the Depositary as owners and holders of GDRs. Each GDS represents the right to receive five CPOs which will be credited to the account of BBVA Bancomer, S.A., Institución de Banca Múltiple Grupo Financiero BBVA Bancomer, the Custodian, maintained with Indeval for such purpose. Each CPO represents financial interests in, and limited voting rights with respect to, 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “L” Shares and 35 Series “D” Shares held pursuant to the CPO Trust.

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

Either the Chairman, the Secretary or the Alternate Secretary of our Board of Directors must call a Board meeting within 10 calendar days following the receipt of the written notice and the Board meeting must be held within 45 calendar days following the call. Action by written consent is not permitted. With the exception of acquisitions that must be approved by the general extraordinary stockholders’ meeting as described below in “— Stockholder Notices, Meetings, Quorum Requirements and Approvals,” in order to proceed with any acquisition of Shares that require Board authorization as set forth in our bylaws, such acquisition must be approved by at least the majority of the members of our Board present at a meeting at which at least 75% of the members of our Board are present. Such acquisitions must be acted upon by our Board within 60 calendar days following the receipt of the written notice described above, unless the Board determines that it does not have sufficient information upon which to base its decision. In such case, the Board shall deliver a written request to the potential acquiror for any additional information that it deems necessary to make its determination. The 60 calendar days referred to above will commence following the receipt of the additional information from the potential acquiror to render its decision.

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

Material Contracts

We have been granted a number of concessions by the Mexican government that authorizes us to broadcast our programming over our television stations and Radiópolis’ radio stations and our cable and DTH systems. These concessions are described under “Information on the Company — Business Overview — Regulation”. If we are unable to renew, or if the Mexican government revokes, any of the concessions for our significant television stations, our business would be materially adversely affected. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

We operate our DTH satellite service in Mexico, Central America and the Dominican Republic through a partnership with DIRECTV. See “Information on the Company — Business Overview — Our Operations — Sky”.

In October 2017, we issued Ps.4,500 million aggregate principal amount of 8.79% local bonds (Certificados Bursátiles) due 2027. In November and December 2017, we entered into long-term debt bilateral agreements, with Scotiabank, HSBC and Santander in the aggregate principal amount of Ps.$2,500, Ps.$2,000 and Ps.$1,500 million, respectively, with maturities between 2022 and 2023 bearing interest at an annual rate of TIIE plus a range between 125 and 130 basis points. In March 2018, the Company entered into a RCF with a syndicate of banks for up to an amount equivalent to U.S.$583 million payable in Mexican pesos, for a three-year term. The RCF was subsequently upsized to U.S.$618 million payable in Mexican pesos, and extended by a year. This facility bears interest at a floating rate based on a spread of 87.5 or 112.5 basis points over the 28-day TIIE rate depending on our net leverage ratio. In March 2020, the Company drew down the RCF as a prudent and precautionary measure in order to increase our cash position and preserve financial flexibility in light of current uncertainty in the global and local markets resulting from the COVID-19 outbreak. The aggregate principal amount was Ps.14,770.7 million, with maturity in the first quarter of 2022. In May 2019, we issued U.S.$750 million aggregate principal amount of 5.25% Senior Notes due 2049. In June 2019, we entered into a credit agreement for a five-year term loan with a syndicate of banks in an amount of Ps.$10,000 million. For a description of the material terms of the amended indentures related to our 6.625% Senior Notes due 2025, our 4.625% Senior Notes due 2026, our 8.5% Senior Notes due 2032, our 8.49% Senior Notes due 2037, our 6.625% Senior Notes due 2040, our 7.38% local bonds (Certificados Bursátiles) due 2020, our 7.25% Senior Notes due 2043, our 28-day TIIE plus 0.35% local bonds (Certificados Bursátiles) due 2021 and 2022, our 5.0% Senior Notes due 2045, our 6.125% Senior Notes due 2046 and our 8.79% local bonds due 2027, as well as the description of the material terms for the Company’s subsidiaries debt and lease liabilities see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Refinancings” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

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

U.S. Holders that use an accrual method of accounting for U.S. federal income tax purposes generally are required to include certain amounts in income no later than the time such amounts are reflected on certain applicable financial statements. The application of this rule may require the accrual of income earlier than would be the case under the general U.S. federal income tax rules described below. U.S. Holders that use an accrual method of accounting for U.S. federal income tax purposes should consult with their tax advisors regarding the potential applicability of this rule to their particular situation.

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

When dividends are paid from our previously taxed net earnings account we will not be required to pay any Mexican corporate income tax on the dividends. During 2020, if dividends are not paid from our previously taxed net earnings account we will be required to pay a 30% Mexican corporate income tax (“CIT”) on the grossed-up dividends with the factor 1.4286.

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

In compliance with the procedures and controls established by our Investments, Risk Management and Treasury Committee, in 2017, 2018 and 2019, we entered into certain derivative transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in interest rates, foreign currency exchange rates, and inflation rates. Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility. See Notes 2(w), 4 and 15 to our consolidated year-end financial statements.

Foreign Currency Exchange Rate Risk and Interest Rate Risk

During March 2011, in connection with the amortizable variable rate loan with HSBC due 2018, we entered into interest rate swap agreements on a notional amount of Ps.2,500.0 million. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of seven years at an interest rate of 8.6075%. In March 2016, the variable rate bank loan was partially prepaid and this agreement was partially unwound in the equivalent amount. In December 2017, the bank loan was fully prepaid and the interest rate swap was unwound.

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

The net fair value of the interest rate swap was a liability of Ps.19.8 million as of March 31, 2020, Ps.6.0 million as of December 31 2019 and an asset of Ps.44.5 million as of December 31, 2018. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.7.8 million as of March 31, 2020 and Ps.8.6 million as of December 31, 2019. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During the second semester of 2013 and the second semester of 2014, in connection with TVI’s variable rate bank loans with HSBC due 2019, TVI entered into interest rate swap agreements on notional amounts of Ps.500.0 million and Ps.300.0 million, respectively. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. In December 2016, Televisa entered as a guarantor on the bank loans with HSBC, and as a consequence, the interest rate payable decreased by 30 bps as of December 2016. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 6.3640%. In the second half of 2019, the bank loan and the interest rate swaps matured.

During April 2014 and March 2015, in connection with the local bonds (Certificados Bursátiles) issued by Televisa due 2021, we entered into interest rate swap agreements on a notional amount of Ps.3,000.0 million and Ps.3,000.0 million, respectively. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of seven years at an interest rate of 6.2851%. In the second half of 2019, the bond was fully prepaid and the interest rate swap was unwound.

During June 2015, the first quarter of 2016 and the first quarter of 2017, in connection with the local bonds (Certificados Bursátiles) issued by Televisa due 2022, we entered into interest rate swap agreements on a notional amount of Ps.1,000.0 million, Ps.1,500 million and Ps.2,500 million respectively. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments at an interest rate of 6.9216%. In the second half of 2019, the bond was fully prepaid and the interest rate swap was unwound.

During the second half of 2015, in connection with two of TVI’s variable rate bank loans with Santander due 2019 and 2020, TVI entered into interest rate swap agreements on notional amounts of Ps.250.0 million each. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. In September 2016, Televisa entered as a guarantor on the bank loans with Santander, and as a consequence, the interest rate payable decreased 10 bps as of September 2016. These agreements allowed us to fix the coupon payments at an interest rate of 6.3975% and 6.68%, respectively. In the third quarter of 2019, one of the loans with a notional amount of Ps.250.0 million and the related interest rate swaps matured.

The net fair value of the interest rate swap was an asset of Ps.0.3 million as of March 31, 2020, Ps.1.7 million as of December 2019 and Ps.16.8 million as of December 31, 2018. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.0.0 million as of March 31, 2020 and Ps.0.4 million as of December 31, 2019. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During 2017, in connection with all the Senior Notes issued by Televisa in U.S. Dollars, we entered into forward exchange rate agreements on a notional amount of U.S.$239.0 million. These agreements allowed us to fix the exchange rate of coupon payments due in 2018 on an average of Ps.19.71 per U.S.$1.00. During 2018, we entered into forward exchange rate agreements on a notional amount of U.S.$224.0 million. These agreements allowed us to fix the exchange rate of coupon payments due in the 2019 on an average of Ps.19.68 per U.S.$1.00. During 2019 we entered into forward exchange rate agreements on a notional amount of U.S.$218.7 million. These agreements allowed us to fix the exchange rate of coupon payments due until October 2020 on an average of Ps.19.93 per U.S.$1.00.

As of March 31, 2020, the notional amount outstanding for these agreements was U.S.$131.7 million that allowed us to fix the exchange rate on an average of Ps.19.81 per U.S.$1.00. The net fair value of the forward exchange rate agreements was an asset of Ps.534.4 million as of March 31, 2020 and a liability of Ps.144.5 million as of December 31, 2019. The potential loss in fair value for such instruments from a hypothetical 3.0% adverse change in market exchange rate would be approximately Ps.40.8 million as of March 31, 2020 and Ps.131.3 million as of December 31, 2019. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2019, the Company entered into forward exchange rate agreements primarily for capital expenditures expected to be made during 2020. As of March 31, 2020 and December 31, 2019, the notional amount outstanding was U.S.$242.7 million and U.S.$361.6 million, respectively, the net fair value of these agreements was an asset of Ps.976.9 million and a liability of Ps.242.8 million, respectively. The potential loss in fair value for such instruments from a hypothetical 3.0% adverse change in market exchange rate would be approximately Ps.72.3 million as of March 31, 2020 and Ps.216.4 million as of December 31, 2019. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During the last quarter of 2017, in connection with the variable rate bank loan with HSBC due 2022, the Company entered into interest rate swap agreements on notional amounts of Ps.2,000.0 million. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 8.6275%

The net fair value of the interest rate swap was a liability of Ps.73.4 million as of March 31, 2020, Ps.38.5 million as of December 31, 2019 and an asset of Ps.85.1 million as of December 31, 2018. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.21.7 million as of March 31, 2020 and Ps.23.8 million as of December 31, 2019. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

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

The net fair value of the interest rate swap was a liability of Ps.57.0 million as of March 31, 2020, Ps.30.7 million as of December 31, 2019 and an asset of Ps.63.4 million as of December 31, 2018. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.17.0 million as of March 31, 2020 and Ps.18.6 million as of December 31, 2019. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

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

The net fair value of the interest rate swap was a liability of Ps.128.0 million as of March 31, 2020, Ps.83.1 million as of December 2019 and an asset of Ps.76.9 million as of December 31, 2018. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.31.5 million as of March 31, 2020 and Ps.34.9 million as of December 31, 2019. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During the third quarter of 2019, in connection with the variable rate syndicate loan due 2024, the Company entered into three interest rate swap agreements on notional amounts of Ps.2,000.0 million each. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 7.3873%.

The net fair value of the interest rate swap was a liability of Ps.275.8 million as of March 31, 2020, and Ps.185.2 million as of December 2019. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.121.6 million as of March 31, 2020 and Ps.133.9 million as of December 31, 2019. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During the first quarter of 2020, the Company drew down from its RCF for an amount of Ps.14,771 million due 2022. In connection with the RCF, the company entered into interest rate swap agreements for the full amount. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a two year period at an interest rate of 6.0738%.

The net fair value of the interest rate swap was a liability of Ps.96.7 million as of March 31, 2020. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.54.2 million as of March 31, 2020. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During 2019, Empresas Cablevisión entered into forward exchange rate agreements primarily for capital expenditures expected to be made during 2020. As of March 31, 2020 and December 31, 2019, the notional amount outstanding was U.S.$48.0 million and U.S.$73.0 million, respectively, the net fair value of these agreements was an asset of Ps.196.0 million, and a liability of Ps.48.5 million, respectively. The potential loss in fair value for such instruments from a hypothetical 3.0% adverse change in market exchange rate would be approximately Ps.17.8 million as of March 31, 2020 and Ps.45.8 million as of December 31, 2019. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2019, TVI entered into forward exchange rate agreements primarily for capital expenditures expected to be made during 2020. As of March 31, 2020 and December 31, 2019, the notional amount outstanding was U.S.$43.5 million and U.S.$66.0 million, respectively, the net fair value of these agreements was an asset of Ps.171.4 million and a liability of Ps.46.0 million, respectively. The potential loss in fair value for such instruments from a hypothetical 3.0% adverse change in market exchange rate would be approximately Ps.10.2 million as of March 31, 2020 and Ps.39.6 million as of December 31, 2019. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2019, Corporación Novavision entered into forward exchange rate agreements primarily for capital expenditures expected to be made during 2020. As of March 31, 2020 and December 31, 2019, the notional amount outstanding is U.S.$94.8 million and U.S.$127.8 million respectively, the net fair value of these agreements was an asset of Ps.378.7 million and a liability of Ps.87.1 million, respectively. The potential loss in fair value for such instruments from a hypothetical 3.0% adverse change in market exchange rate would be approximately Ps.37.8 million as of March 31, 2020 and Ps.80.1 million as of December 31, 2019. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2019 and 2018. These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

December 31, 2019	Carrying value(3)	Fair value(4)	Increase (decrease) of fair value over carrying value	Increase (decrease) of fair value over carrying value assuming a hypothetical 10% increase in fair value
Assets:
Warrants issued by UHI	Ps. 33,775.4	Ps. 33,775.4	Ps. —	Ps. 3,377.5
Long-term loan and interest receivable from GTAC	872.3	875.6	3.3	90.8
Open Ended Fund	4,688.2	4,688.2	—	468.8
Other equity instruments	5,751.0	5,751.0	—	575.1
Derivative financial instruments (2)	4.6	4.6	—	—
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2025	11,330.3	13,243.6	1,913.3	3,237.7
Senior Notes due 2026	5,665.1	6,079.9	414.8	1,022.7
Senior Notes due 2032	5,665.1	7,571.3	1,906.2	2,663.3
Senior Notes due 2040	11,330.3	14,139.3	2,809.0	4,222.9
Senior Notes due 2045	18,883.8	19,739.0	855.2	2,829.1
Senior Notes due 2046	16,995.4	20,565.3	3,569.9	5,626.4
Senior Notes due 2049	14,162.9	15,364.4	1,201.5	2,738.0
Peso-denominated debt:
Notes due 2027	4,500.0	4,656.4	156.4	622.0
Senior Notes due 2037	4,500.0	4,133.4	(366.6)	46.7
Senior Notes due 2043	6,500.0	4,853.5	(1,646.5)	(1,161.2)
Long-term notes payable to Mexican Banks	22,845.4	23,012.7	167.3	2,468.6
Lease Liabilities	9,363.5	9,120.9	(242.6)	669.5
Other notes payable	1,324.1	1,295.8	(28.3)	101.3
Derivative financial instruments (2)	915.3	915.3	—	—

December 31, 2018	Carrying value(3)	Fair value(4)	Increase (decrease) of fair value over carrying value	Increase (decrease) of fair value over carrying value assuming a hypothetical 10% increase in fair value
Assets:
Temporary investments (1)	Ps.	31.0	Ps.	31.0	Ps.	—	Ps.	—
Warrants issued by UHI	34,921.5	34,921.5	—	3,492.2
Long-term loan and interest receivable from GTAC	817.6	824.5	6.9	89.4
Open Ended Fund	7,662.7	7,662.7	—	766.3
Other equity instruments	6,545.6	6,545.6	—	654.6
Other financial assets	72.6	72.6	—	7.3
Derivative financial instruments (2)	1,035.5	1,035.5	—	—
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2025	11,803.8	12,970.4	1,166.6	2,463.6
Senior Notes due 2026	5,901.9	5,849.1	(52.8)	532.2
Senior Notes due 2032	5,901.9	7,405.8	1,503.9	2,244.5
Senior Notes due 2040	11,803.8	12,733.8	930.0	2,203.4
Senior Notes due 2045	19,673.0	17,317.7	(2,355.3)	(623.5)
Senior Notes due 2046	17,705.7	18,202.0	496.3	2,316.5
Peso-denominated debt:
Notes due 2020	10,000.0	9,605.7	(394.3)	566.3
Notes due 2021	6,000.0	5,956.5	(43.5)	552.2
Notes due 2022	5,000.0	4,941.4	(58.6)	435.6
Notes due 2027	4,500.0	4,027.3	(472.7)	(70.0)
Senior Notes due 2037	4,500.0	3,586.1	(914.0)	(555.3)
Senior Notes due 2043	6,500.0	4,319.6	(2,180.4)	(1,748.5)
Long-term notes payable to Mexican Banks	13,834.5	13,551.6	(282.9)	1,072.2
Lease Liabilities	5,317.9	5,121.5	(196.4)	315.7
Other notes payable	2,576.9	2,430.7	(146.2)	96.9
Derivative financial instruments (2)	148.1	148.1	—	—

(1)	At December 31, 2018, the Group’s temporary investments consisted of highly liquid securities, including without limitation debt securities and equity instruments held for trading (primarily denominated in Mexican pesos and U.S. dollars). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

(2)	Given the nature and the tenor of these derivatives, an increase of 10% in the interest and/or exchange rates would not be an accurate sensitivity analysis.

(3)	The carrying value of debt is stated in this table at its principal amount.

(4)	The fair value of the Senior Notes and Notes due by the Group are within Level 1 of the fair value hierarchy as there is a quoted market price for them. The fair value of the lease liabilities are within Level 2 of the fair value hierarchy and has been estimated based on cash flows discounted using an estimated weighted average cost of capital. The fair value of held-to-maturity securities are within Level 1 of the fair value hierarchy, and were based on market interest rates to the listed securities.

We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

	Year Ended December 31,
	2019	2018
	(In millions of U.S. Dollars)
U.S. Dollar-denominated and U.S. Dollar-equivalent monetary assets, primarily cash and cash equivalents, and non-current investments in financial instruments(1)	U.S.$ 1,253.3	U.S.$ 1,362.6
U.S. Dollar-denominated and U.S. Dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, lease liabilities, and other liabilities(2)(3)	(5,231.8)	(4,533.6)
Net liability position	U.S.$ (3,978.5)	U.S.$ (3,171.0)

(1)	In 2019 and 2018, include U.S. Dollar equivalent amounts of U.S.$57.6 million and U.S.$68.9 million, respectively, related to other foreign currencies, primarily Euros.

(2)	In 2019 and 2018, include U.S. Dollar equivalent amounts of U.S$5.0 million and U.S.$15.0 million, respectively, related to other foreign currencies, primarily Euros.

(3)	In 2019 and 2018, monetary liabilities included U.S.$2,470.6 million (Ps.46,653.3 million) and U.S.$2,585.8 million (Ps.50,869.5 million), respectively, related to long-term debt designed as a hedging instrument of the Group’s investments in UHI and the initial investment in Open Ended Fund (see Note 14 to our consolidated year-end financial statements).

At December 31, 2019, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.2,847.5 million. At December 31, 2018, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.1,151.4 million.

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

The Bank of New York Mellon, as depositary, pays us an agreed amount as reimbursement for certain expenses we incur related to our being a publicly-listed entity in the United States, including, but not limited to, internal and out-of-pocket investor relations expenses, corporate finance and accounting expenses, legal expenses, annual NYSE listing fees, Sarbanes-Oxley compliance, travel expenses related to presentations to rating agencies and investors, road show presentations, or any other similar or related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2019, we received a reimbursement of U.S.$2.9 million.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on the evaluation as of December 31, 2019, our Co-Chief Executive Officers and Principal Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined under Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to provide reasonable assurance that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Co-Chief Executive Officers and the Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2019.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2019 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16.A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Francisco José Chevez Robelo is our audit committee financial expert. Mr. Francisco José Chevez Robelo is “independent” and meets the requisite qualifications as defined in Item 16A of Form 20-F.

Item 16.B.	Code of Ethics

We have adopted a written code of ethics that applies to all of our employees, including our principal executive officers, principal financial officer and principal accounting officer.

You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

Grupo Televisa, S.A.B.
Avenida Vasco de Quiroga, No. 2000
Colonia Santa Fe, 01210 Mexico City, Mexico.
Telephone: (+52) 55 5261-2000.

In addition, the English version of the code of ethics can be found at http://www.televisair.com/en/governance/codes-and-bylaws and the Spanish version at http://www.televisair.com/es-ES/governance/codes-and-bylaws.

Item 16.C.	Principal Accountant Fees and Services

KPMG Cárdenas Dosal, S.C. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2018 and 2019.

The chart below sets forth the total amount billed by our independent registered public accounting firms for services performed in the years 2019 and 2018, and breaks down these amounts by category of service(1):

	2019		2018
	(in millions of Pesos)
Audit Fees	Ps.	103.6	Ps.	92.7
Audit-Related Fees	5.3		1.2
Tax Fees	5.8		13.5
Other Fees	6.0		2.2
Total	Ps.	120.7	Ps.	109.6

(1)	On July 10, 2018, we adopted the recommendation of the Audit Committee to engage KPMG Cárdenas Dosal, S.C. as our independent public accountant. They replaced our former independent public accountant, PricewaterhouseCoopers, S.C., and commenced their engagement with the audit of our financial results for the year ended December 31, 2018 and 2019.

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

During 2018, KPMG, with the prior approval by our Board of Directors and the favorable opinion of our audit committee, rendered additional services in our favor and in favor of certain of our subsidiaries consisting on the analysis of transfer prices, tax consulting regarding the sale of certain assets, tax consulting and advisory services, accounting advisory services for a financial instrument, and social security and local contributions related services, which were for concepts other than the audit of our Financial Statements. KPMG billed us for such services an amount of Ps.$11.8 million, which represents 9.7% of the total amounts that KPMG billed us for on services rendered in 2019.

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

The following table sets forth, for the periods indicated, information regarding purchases of any of our equity securities registered pursuant to Section 12 of the Exchange Act made by us or on our behalf or by or on behalf of any affiliated purchaser (as that term is defined in Rule 10b-18(a)(3) under the Exchange Act):

Purchases of Equity Securities by the Company

Purchase Date	Total Number of CPOs Purchased	Average Price Paid per CPO(1)		Total Number of CPOs Purchased as part of Publicly Announced Plans or Programs(2)	Maximum Number (or Appropriate Peso Value) of CPOs that May Yet Be Purchased Under the Plans or Programs(2)
January 1 to January 31		Ps.		295,757,300	Ps.	20,000,000,000
February 1 to February 28				295,757,300	20,000,000,000
March 1 to March 31				295,757,300	20,000,000,000
April 1 to April 30				295,757,300	20,000,000,000
May 1 to May 31	9,748,107	35.8749		305,505,407	19,650,287,613
June 1 to June 30	20,902,585	35.6120		326,407,992	18,905,903,792
July 1 to July 31	7,000,000	35.7016		333,407,992	18,665,992,310
August 1 to August 31	1,300,000	32.1095		334,707,992	18,614,249,915
September 1 to September 30				334,707,992	18,614,249,915
October 1 to October 31				334,707,992	18,614,249,915
November 1 to November 30				334,707,992	18,614,249,915
December 1 to December 31				334,707,992	18,614,249,915
Total	38,950,692	Ps	35.5770

(1)	The values have not been restated in constant Pesos and therefore represent nominal historical figures.

(2)	Our share repurchase program was announced in September 2002 and does not have an expiration date. On November 13, 2017, we announced our intention to reactivate our share repurchase program. Accordingly, we may, from time to time, at management’s discretion, seek to acquire shares of the Company’s common stock subject to legal, market and other business conditions at the time of purchase. The total amount of our share repurchase program is currently limited to Ps.20,000,000,000, as updated in accordance with a resolution that our stockholders approved in a general meeting of our stockholders held on April 28, 2020.

Purchases of Equity Securities by Special Purpose Trust
Formed in Connection with Long-Term Retention Plan(1)

Purchase Date	Total Number of CPOs Purchased(2)	Average Price Paid per CPO(3)		Total Number of CPOs Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate Peso Value) of CPOs that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31		Ps.		296,008,478
February 1 to February 28	268,300	45.1513		296,276,778
March 1 to March 31	497,073	41.2129		296,773,851
April 1 to April 30				296,773,851
May 1 to May 31	1,680,000	36.2713		298,453,851
June 1 to June 30	180,000	37.2784		298,633,851
July 1 to July 31				298,633,851
August 1 to August 31				298,633,851
September 1 to September 30				298,633,851
October 1 to October 31				298,633,851
November 1 to November 30				298,633,851
December 1 to December 31				298,633,851
Total	2,625,373	Ps.	38.1835

(1)	See “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan” for a description of the implementation, limits and other terms of our Long-Term Retention Plan.

(2)	Represents open-market purchases by the special purpose trust formed in connection with our Long-Term Retention Plan.

(3)	The values have not been restated in constant Pesos and therefore represent nominal historical figures.

Item 16.F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G.	Corporate Governance

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

NYSE rules	Mexican rules
Listed companies must have a majority of independent directors.	The Mexican Securities Market Law requires that listed companies have at least 25% of independent directors. Our stockholder’s meeting is required to assess the independence of the directors. The definition of “independent” under the Mexican Securities Market Law differs in some aspects from the one applicable to U.S. issuers under the NYSE standard and prohibits, among other relationships, an independent director from being an employee or officer of the company or a stockholder that may have influence over our officers, relevant clients and contractors, as well as certain relationships between the independent director and family members of the independent director. In addition, our bylaws broaden the definition of independent director. Our bylaws provide for an executive committee of our board of directors. The executive committee is currently composed of three members, and there are no applicable Mexican rules that require any of the members to be independent. The executive committee may generally exercise the powers of our board of directors, subject to certain exceptions. Our Co-Chief Executive Officers are members of our board of directors and the executive committee.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	The Mexican Securities Law requires that listed companies must have a corporate practices committee. The corporate practices committee of publicly traded corporations (sociedades anónimas bursátiles) which are controlled by a person or group of persons that own 50% (fifty percent) or more of the capital stock of a company, must be composed of a majority of independent members. Otherwise, the Chairman and all the members must be independent.

Listed companies must have a compensation committee composed entirely of independent directors.	The Mexican Code of Best Corporate Practices recommends listed companies to have a compensation committee. While these rules are not legally binding, companies failing to comply with the Mexican Code of Best Business Practices’ recommendation must disclose publicly why their practices differ from those recommended by the Mexican Code of Best Business Practices.

Listed companies must have an audit committee with a minimum of three members and must be independent.	The Mexican Securities Market Law requires that listed companies must have an audit committee. The Chairman and the members must be independent.

NYSE rules	Mexican rules
Non-management directors must meet at regularly scheduled executive sessions without management.	Our non-management directors are not required to meet at executive sessions. The Mexican Code of Best Corporate Practices does not expressly recommend executive sessions.

Listed companies must require shareholder approval for equity compensation plans, subject to limited exemptions.	Companies listed on the Mexican Stock Exchange are required to obtain shareholder approval for equity compensation plans, provided that such plans are subject to certain conditions.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Companies listed on the Mexican Stock Exchange are not required to adopt a code of ethics. However, we have adopted a code of ethics which is available free of charge through our offices. See “— Code of Ethics” for directions on how to obtain a copy of our code of ethics. Waivers involving any of our executive officers or directors will be made only by our Board of Directors or a designated committee of the Board.

Item 16.H.	Mine Safety Disclosure

Not applicable.

Part III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of Item 17.

Item 18.	Financial Statements

See pages F-1 through F-70, which are incorporated in this Item 18 by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report appear on the following

(a)       Exhibits.

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	— English translation of Amended and Restated Bylaws (Estatutos Sociales) of the Registrant, dated as of April 30, 2009 (previously filed with the Securities and Exchange Commission as Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference).
2.1	— Indenture relating to Senior Debt Securities, dated as of August 8, 2000, between the Registrant, as Issuer, and The Bank of New York, as Trustee (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-4 (File number 333-12738), as amended, and incorporated herein by reference).
2.2	— Fourth Supplemental Indenture relating to the 8.5% Senior Exchange Notes due 2032 between the Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities Exchange Commission as Exhibit 4.5 to the Registrant’s Registration Statement on Form F-4 (the “2002 Form F-4”) and incorporated herein by reference).
2.3	— Sixth Supplemental Indenture relating to the 8.5% Senior Notes due 2032 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2002 Form F-4 and incorporated herein by reference).
2.4	— Seventh Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg, dated March 18, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004 (the “2004 Form 20-F”) and incorporated herein by reference).
2.5	— Eighth Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg, dated May 26, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.9 to the 2004 Form 20-F and incorporated herein by reference).
2.6	— Ninth Supplemental Indenture relating to the 6.625% Senior Notes due 2025 between Registrant, as Issuer, The Bank of New York and Dexia Banque Internationale à Luxembourg, dated September 6, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) and incorporated herein by reference).
2.7	— Tenth Supplemental Indenture related to the 8.49% Senior Notes due 2037 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as of May 9, 2007 (previously filed with the Securities and Exchange Commission as Exhibit 2.9 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).
2.8	— Eleventh Supplemental Indenture relating to the 8.49% Senior Exchange Notes due 2037 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as August 24, 2007 (previously filed with the Securities and Exchange Commission as Exhibit 4.12 to the Registrant’s Registration Statement on Form F-4 (File number 333-144460), as amended, and incorporated herein by reference).
2.9	— Form of Deposit Agreement between the Registrant, The Bank of New York, as depositary and all holders and beneficial owners of the Global Depositary Shares, evidenced by Global Depositary Receipts (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Registration Statement on Form F-6 (File number 333-146130) and incorporated herein by reference).
2.10	— Fourteenth Supplemental Indenture relating to the 6.625% Senior Notes due 2040 between Registrant, as Issuer, The Bank of New York Mellon and The Bank of New York (Luxembourg) S.A., dated as of November 30, 2009 (previously filed with the Securities and Exchange Commission as Exhibit 4.15 to the Registrant’s Registration Statement on Form F-4 (File number 333-164595), as amended, and incorporated herein by reference).
2.11	— Fifteenth Supplemental Indenture relating to the 6.625% Senior Exchange Notes due 2040 between Registrant, as Issuer, The Bank of New York Mellon and The Bank of New York (Luxembourg) S.A., dated as of March 22, 2010 (previously filed with the Securities and Exchange Commission as Exhibit 2.15 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference).
2.12	— Sixteenth Supplemental Indenture relating to the 7.25% Peso Denominated Senior Notes due 2043 among the Registrant, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent, the Bank of New York Mellon, London Branch, as London Paying Agent and the Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, dated as of May 14, 2013 (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Form 6-K filed on May 14, 2013 and incorporated herein by reference).

Exhibit Number	Description of Exhibits
2.13	— Seventeenth Supplemental Indenture relating to the 5.000% Senior Notes due 2045 among the Registrant, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent and the Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, dated as of May 13, 2014 (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Form 6-K filed on May 13, 2014 and incorporated herein by reference).
2.14	— Eighteenth Supplemental Indenture relating to the 4.625% Senior Notes due 2026 among the Registrant, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent and the Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, dated as of November 24, 2015 (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Form 6-K filed on November 24, 2015 and incorporated herein by reference).
2.15	— Nineteenth Supplemental Indenture relating to the 6.125% Senior Notes due 2046 among the Registrant, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent and the Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, dated as of November 24, 2015 (previously filed with the Securities and Exchange Commission as Exhibit 4.2 to the Registrant’s Form 6-K filed on November 24, 2015 and incorporated herein by reference).
2.16	—Twentieth Supplemental Indenture relating to the 5.250% Senior Notes due 2049 among the Registrant, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Luxembourg, as Luxembourg Paying Agent and Transfer Agent , dated as of May 24, 2019 (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Form 6-K filed on May 24, 2019 and incorporated herein by reference).
2.17	— Description of the rights of each class of securities registered under Section 12 of the Exchange Act.
4.1	— Form of Indemnity Agreement between the Registrant and its directors and executive officers (previously filed with the Securities and Exchange Commission as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-4 (File number 33-69636), as amended, and incorporated herein by reference).
4.2	— Amended and Restated Collateral Trust Agreement, dated as of June 13, 1997, as amended, among PanAmSat Corporation, Hughes Communications, Inc., Satellite Company, LLC, the Registrant and IBJ Schroder Bank and Trust Company (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference).
4.3	— Amended and Restated Bylaws (Estatutos Sociales) of Innova, S. de R.L. de C.V. (“Innova”) dated as of December 22, 1998 (previously filed with the Securities and Exchange Commission as an Exhibit to Innova’s Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference).
4.4	— Administration Trust Agreement relating to Trust No. 80375, dated as of March 23, 2004, by and among Nacional Financiera, S.N.C., as trustee of Trust No. 80370, Banco Inbursa, S.A., as trustee of Trust No. F/0553, Banco Nacional de México, S.A., as trustee of Trust No. 14520-1, Nacional Financiera, S.N.C., as trustee of Trust No. 80375, Emilio Azcárraga Jean, Promotora Inbursa, S.A. de C.V., the Registrant and Grupo Televicentro, S.A. de C.V. (as previously filed with the Securities and Exchange Commission as an Exhibit to Schedules 13D or 13D/A in respect of various parties’ to the Trust Agreement (File number 005-60431) and incorporated herein by reference).
4.5	— Third Amended and Restated Program License Agreement, dated as of January 22, 2009, by and between Televisa, S.A. de C.V., as successor in interest to Televisa Internacional, S.A. de C.V. and Univision Communications Inc. (previously filed with the Securities and Exchange Commission on February 2, 2009 (File number 001-12610) and incorporated herein by reference).
4.6	— Full-Time Transponder Service Agreement, dated as of November , 2007, by and among Intelsat Corporation, Intelsat LLC, Corporación de Radio y Televisión del Norte de México, S. de R. L. de C.V. and SKY Brasil Serviços Ltda (previously filed with the Securities and Exchange Commission as Exhibit 4.16 to the 2007 Form 20-F and incorporated herein by reference).
4.7	— Investment Agreement, dated as of December 20, 2010 (the “Investment Agreement”), by and among the Registrant, Televisa, S.A. de C.V., Univision Communications Inc., Broadcasting Media Partners, Inc., and UCI’s direct and indirect licensee subsidiaries named therein (previously filed with the Securities and Exchange Commission as Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).
4.8	— Amendment, dated as of February 28, 2011, to the Investment Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., BMPI Services II, LLC, Univision Communications Inc., the Registrant and Pay-TV Venture, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

Exhibit Number	Description of Exhibits
4.9	— $1,125 million aggregate principal amount of 1.5% Convertible Debentures due 2025 issued by Broadcasting Media Partners, Inc. pursuant to the Investment Agreement, dated as of December 20, 2010 (previously filed with the Securities and Exchange Commission as Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).
4.10	— Amended and Restated Certificate of Incorporation of Broadcasting Media Partners, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).
4.11	— Amended and Restated Bylaws of Broadcasting Media Partners, Inc. dated as of December 20, 2010 (previously filed with the Securities and Exchange Commission as Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).
4.12*	— Amended and Restated Stockholders Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc., and certain stockholders of Broadcasting Media Partners, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).
4.13	— Amendment, dated as of February 28, 2011, to the Amended and Restated Stockholders Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc., and certain stockholders of Broadcasting Media Partners, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).
4.14*	— Amended and Restated Principal Investor Agreement, dated as of December 20, 2010, by and among Broadcasting Media Partners, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc., the Registrant and certain investors (previously filed with the Securities and Exchange Commission as Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).
4.15*	— Amended and Restated 2011 Program License Agreement, dated as of February 28, 2011, by and among Televisa, S.A. de C.V. and Univision Communications Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).
4.16*	— Second Amended and Restated 2011 Program License Agreement, dated as of July 1, 2015, by and among Televisa, S.A. de C.V. and Univision Communications Inc (previously filed with the Securities and Exchange Commission as Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference).
4.17	— Amendment to International Program Rights Agreement, dated as of December 20, 2010, by and among Univision Communications Inc. and the Registrant (previously filed with the Securities and Exchange Commission as Exhibit 4.28 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).
4.18*	— Amended and Restated 2011 Mexico License Agreement, dated as of February 28, 2011, by and among Univision Communications Inc. and Videoserpel, Ltd. (previously filed with the Securities and Exchange Commission as Exhibit 4.29 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).
4.19*	— Amendment to Amended and Restated 2011 Mexico License Agreement, dated as of July 1, 2015, by and among Univision Communications Inc. and Mountrigi Management Group Limited (f/k/a Videoserpel, Ltd.) (previously filed with the Securities and Exchange Commission as Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference).
4.20	— Letter Agreement, dated as of February 28, 2011, by and among Televisa, S.A. de C.V., the Registrant and Univision Communications Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).
4.21*	— Purchase and Assignment and Assumption Agreement, dated as of December 20, 2010, by and among Pay-TV Venture, Inc., TuTv LLC and Univision Communications Inc., solely for purposes of Section 1.4, Televisa, S.A. de C.V., as successor to Visat, S.A. de C.V. and Televisa Internacional, S.A. de C.V., and, solely for purposes of Section 1.5, the Registrant (previously filed with the Securities and Exchange Commission as Exhibit 4.31 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

Exhibit Number	Description of Exhibits
4.22	— English summary of Irrevocable Guaranty Trust Agreement, dated as of December 16, 2010 (and amended on December 16, 2010 and April 7, 2011), by and among Grupo Salinas Telecom, S.A. de C.V., México Media Investments, S.L., GSF Telecom Holdings, S.A.P.I. de C.V. and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero and Assignment Agreement with respect to the Irrevocable Guaranty Trust Agreement, dated as of April 7, 2011, by and among Mexico Media Investments S.L., Sociedad Unipersonal, as assignor and Corporativo Vasco de Quiroga, S.A. de C.V., as assignee, with the consent of Grupo Salinas Telecom, S.A. de C.V., GSF Telecom Holdings, S.A.P.I. de C.V. and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero (previously filed with the Securities and Exchange Commission as Exhibit 4.33 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).
4.23	— English summary of Amendment and Restatement of the Indenture, dated April 7, 2011, relating to the issuance of the Series 1 and Series 2 Debentures by GSF Telecom Holdings, Sociedad Anónima Promotora de Inversión de Capital Variable with the consent of Deutsche Bank México, Sociedad Anónima, Institución de Banca Múltiple, División Fiduciaria and Assignment Agreement with respect to the Series 1 and Series 2 Debentures, dated April 7, 2011, by and among Mexico Media Investments S.L., Sociedad Unipersonal, as assignor and Corporativo Vasco de Quiroga, S.A. de C.V., as assignee, with the consent of GSF Telecom Holdings, S.A.P.I. de C.V. and Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria (previously filed with the Securities and Exchange Commission as Exhibit 4.34 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).
4.24	— English summary of Ps.2,500 million credit agreement, dated as of March 28, 2011, between the Registrant and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC (previously filed with the Securities and Exchange Commission as Exhibit 4.39 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).
4.25	— English summary of indenture, dated July 31, 2013, related to the issuance of Ps.7,000 million convertible debentures, by Tenedora Ares, S.A.P.I de C.V., together with Banco Invex, Sociedad Anónima, Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario, in its capacity as common representative for the holders of the debentures (previously filed with the Securities and Exchange Commission as Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013 and incorporated herein by reference).
4.26	— English summary of call and put option agreement, dated July 31, 2013, by and among Tenedora Ares, S.A.P.I. de C.V., Thomas Stanley Heather Rodríguez, Vamole Inversiones 2013, S.L. Sociedad Unipersonal and Arretis, S.A.P.I. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.32 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013 and incorporated herein by reference).
4.27	— English summary of conversion of debentures, dated August 13, 2014, by and between Arretis, S.A.P.I. de C.V and Tenedora Ares, S.A.P.I. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.33 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).
4.28	— English summary of share purchase agreement, dated August 13, 2014, by and among Vamole Inversiones 2013, S.L., Sociedad Unipersonal, Thomas Stanley Heather Rodriguez, Arretis, S.A.P.I. de C.V. and San Ángel Telecom, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.34 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).
4.29	— English summary of share purchase agreement, dated August 13, 2014, by and among Dafel Investments B.V., Mexico Media Investments, S.L., Sociedad Unipersonal, Cable TV Investments, S.L., Sociedad Unipersonal, Tenedora Ares, S.A.P.I. de C.V. and San Ángel Telecom, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.35 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).
4.30	— English summary of share purchase agreement, dated July 9, 2014, by and among Invex Grupo Financiero, as trustee of Trust F/1017 and Grupo Salinas Telecom, S.A. de C.V., with the acknowledgement of GSF Telecom Holdings, S.A.P.I. de C.V. and Corporativo Vasco de Quiroga, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.36 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).
4.31	— English summary of merger agreement, dated January 8, 2015, by and among Consorcio Nekeas, S.A. de C.V., Galavisión DTH, S. de R.L. de C.V. and Inmobiliaria Hevi, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.37 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).

Exhibit Number	Description of Exhibits
4.32	— English summary of stock purchase agreement, dated January 8, 2015, by and among Mara del Carmen Ordóñez Valverde, Axel Eduardo Vielma Ordóñez, Héctor Vielma Ordóñez, José Francisco Vielma Ordóñez, Luis Edmundo Vielma Ordóñez and Corporativo Vasco de Quiroga, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.38 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).
4.33	English summary of merger agreement, dated March 4, 2016, by and among Corporativo Vasco de Quiroga, S.A. de C.V. and Grupo TVI Telecom, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference)
8.1	— List of Subsidiaries of Registrant.
12.1	— Co-CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2020.
12.2	— Co-CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2020.
12.3	— Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2020.
13.1	— Co-CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2020.
13.2	— Co-CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2020.
13.3	— Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2020.
23.1	— Consent of KPMG Cárdenas Dosal, S.C.
23.2	— Consent of PricewaterhouseCoopers, S.C.
101	— The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position as of December 31, 2019 and 2018; (ii) Consolidated Statements of Income for the Years Ended December 31, 2019, 2018 and 2017; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2019, 2018 and 2017; (iv) Consolidated Statements of Changes in Equity for the Years ended December 31, 2019, 2018 and 2017; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2019, 2018 and 2017; and (vi) Notes to Consolidated Financial Statements for the Years Ended December 31, 2019, 2018 and 2017.

*	Portions of this exhibit have been omitted and filed separately with the SEC pursuant to a request for confidential treatment.

Instruments defining the rights of holders of certain issues of long-term debt of the Registrant and its consolidated subsidiaries have not been filed as exhibits to this Form 20-F because the authorized principal amount of any one of such issues does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of each such instrument to the SEC upon request.

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

Date: April 30, 2020

GRUPO TELEVISA, S. A. B. AND SUBSIDIARIES

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2019 AND 2018

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Grupo Televisa, S.A.B. :

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Televisa, S.A.B. and subsidiaries (the “Group”) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2020 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

(thousands of Mexican pesos)

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the Goodwill impairment analysis of a cash-generating units of the Cable segment

As discussed in notes 2(l), 2(m) 5(b) and 13 to the consolidated financial statements, the goodwill balance as of December 31, 2019 was Ps. 14,113,626, of which Ps. 4,885,471 related to one specific cash-generating unit (CGU) of the Cable segment. The Group reviews for impairment the carrying amounts at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. The recoverable amount of cash generating units has been determined based on the higher of the value in use (VIU) and fair value less costs to disposal calculations. The determination of VIU require the use of estimates, these estimates and assumptions include the Group’s expectations of future cash flows for each CGU, long-term growth rates and discount rates based on weighted average cost of capital.

We identified the valuation of goodwill for one specific CGU of the Cable segment as a critical audit matter because the analysis of the estimated VIU used to determine whether impairment exists, involved a high degree of judgment. Specifically, the forecasted future revenue growth, long-term growth rate and discount rate assumptions used to calculate the VIU of the CGU were challenging to test as minor changes to these assumptions have a significant effect on the Group’s assessment of the carrying value of the goodwill. We involved professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

The primary procedures we performed to address this critical audit matter included the following:

—	We tested certain internal controls over the Company’s goodwill impairment assessment process, including controls related to the determination of the VIU of the CGU, including those controls related to the review of future cash flows, long-term growth rates and discount rate based on weighted average cost of capital assumptions.

—	We performed sensitivity analyses over the long-term growth rate and the discount rate assumptions to assess their impact on the Group’s determination that the VIU of the CGU of the Cable segment exceeded its carrying value.

—	We compared the Group’s historical cash flow forecasts for the CGU to actual results to assess the Group’s ability to accurately forecast.

—	We involved valuation professionals with specialized industry knowledge and experience who assisted in evaluating the discount rate used in the valuation, by comparing it against a discount rate range that was independently developed using publicly available data for comparable entities.

Assessment of the fair value measurement of Warrants classified as level 3 in the fair value hierarchy

As discussed in notes 5(e) and 9 to the consolidated financial statements, the Group holds warrants convertible into shares of Univision Holdings, Inc. (“UHI”) which fair value has been measured at Ps. 33,775,451 as of December 31, 2019. As observable data is not readily available, the valuation of the warrants is a level 3 fair value measurement according to IFRS. The Group has developed a discounted cash flow valuation in order to determine the fair value of this instrument. This model involves significant management judgment, especially in relation to the forecasting of future cash flows generated by UHI and the selection of an appropriate long-term growth rate and a discount rate to be applied to discount those future cash flows to present value. In addition, the occurrence of a subsequent event disclosed in note 29 to the financial statements relating to a market transaction involving shares underlying these warrants required the Group to evaluate and confirm the reasonableness of the fair value measurement of the warrants as of the reporting date.

We have identified the assessment of the fair value of the warrants as a critical audit matter. The valuation methodology involved significant judgement by management when developing the fair value measurement of the warrants. This in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures to evaluate management’s fair value estimates and significant assumptions, which require the involvement of a valuation professional with specialized skills and knowledge. Specifically, the discount rate assumption used to calculate the fair value of the warrants was challenging to test as minor changes to this assumption have a significant effect on the Company’s determination of the fair value of the warrants. To a lesser extent, the cash flow projections also involved significant judgment by management which in turn led to a high degree of auditor judgement in order to assess the company’s estimates of future cash flows.

The primary procedures we performed to address this critical audit matter included the following:

—	We tested certain internal controls over the Company’s process to measure the fair value of the warrants. This included controls related to the review of the projected cash flows and the calculation and review of key assumptions.

—	We obtained an understanding of UHI’s business activities and evaluated the Group’s ability and historical accuracy in preparing projections of future cash flows by comparing forecasts of future cash flows prepared in prior years to actual cash flows and assessing the accuracy of the Group’s projections.

—	We involved professionals with more seniority and experience and a professional with specialized skills and knowledge in corporate valuations, who assisted in evaluating inputs, such as the forecasting of revenues and margins, and assumptions, such as the discount rate. This was accomplished by:

—	comparing prior year expectations to current year actuals and obtaining an understanding of future year projections and the economic drivers underlying such projections;

—	comparing the assumptions used in the development of the discount rate to market information; and

—	assessing the valuation model used by the Company as compared to valuation models used according to valuation standards.

—	We involved professionals with specialized skills and knowledge in corporate valuations, who assisted in assessing the Group’s evaluation of the subsequent events disclosed. This was accomplished by:

—	obtaining the Group’s evaluation, prepared by third-party specialists engaged by the Group, where key assumptions, such as the discount rate and long-term growth rate as of December 31, 2019 were included and compared those key assumptions to the assumptions utilized by the Group in developing their estimation of the fair value of the warrants.

—	challenging the Group’s evaluation by comparing the relevant assumptions to the assumptions developed by our corporate valuation professionals and assessed whether those assumptions reflected events and conditions as of the reporting date.

/s/ KPMG Cárdenas Dosal S.C.

KPMG Cárdenas Dosal S.C.

We have served as the Group’s auditor since 2018.

Mexico City, Mexico
April 30, 2020

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Grupo Televisa, S.A.B.

Opinion on Internal Control Over Financial Reporting

We have audited Grupo Televisa S.A.B. and subsidiaries (the Group) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated April 30, 2019, expressed an unqualified opinion on those consolidated financial statements.

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
April 30, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Grupo Televisa, S. A. B.:

Opinion on the Financial Statements

We have audited the consolidated statements of income, of comprehensive income, of changes in equity and of cash flows of Grupo Televisa, S. A. B. and its subsidiaries (the “Company”) for the year ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers, S. C.

/s/ C.P.C. Claudia Stela Guzmán Reyes

Audit Partner

Mexico City, Mexico

April 30, 2018

We served as the Company’s auditor from 1993 to 2018.

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	Notes	2019		2018
ASSETS
Current assets:
Cash and cash equivalents	6	Ps.	27,451,997	Ps.	32,068,291
Temporary investments	6		—		30,992
Trade notes and accounts receivable, net	7		14,486,184		19,748,850
Other accounts, taxes and notes receivable, net			10,692,774		6,376,614
Derivative financial instruments	15		1,715		115,679
Due from related parties	20		814,427		1,078,327
Transmission rights and programming	8		6,479,258		7,785,723
Inventories			1,151,421		1,026,428
Contract costs	28		1,379,400		1,142,956
Assets held for sale	3		2,369,665		—
Other current assets			3,298,061		2,679,008
Total current assets			68,124,902		72,052,868

Non-current assets:
Derivative financial instruments	15		2,877		919,843
Transmission rights and programming	8		7,901,590		9,229,815
Investments in financial instruments	9		44,265,899		49,203,430
Investments in associates and joint ventures	10		9,068,462		10,546,728
Property, plant and equipment, net	11		83,329,232		87,342,530
Right-of-use assets, net	12		7,553,052		—
Intangible assets and goodwill, net	13		43,328,954		43,063,516
Deferred income tax assets	24		24,185,148		22,181,779
Contract costs	28		2,311,837		2,227,703
Other assets			271,847		402,381
Total non-current assets			222,218,898		225,117,725
Total assets		Ps.	290,343,800	Ps.	297,170,593
LIABILITIES
Current liabilities:
Current portion of long-term debt and interest payable	14	Ps.	2,435,814	Ps.	2,108,371
Current portion of lease liabilities	14		1,257,766		651,832
Current portion of other notes payable	14		1,324,063		1,288,437
Derivative financial instruments	15		568,775		148,061
Trade accounts payable and accrued expenses			20,909,655		22,029,548
Customer deposits and advances			5,779,758		13,637,580
Income taxes payable	24		2,470,249		3,054,790
Other taxes payable			3,448,005		1,280,334
Employee benefits			911,935		1,067,245
Due to related parties	20		644,251		714,450
Liabilities related to assets held for sale	3		432,812		—
Other current liabilities			2,202,767		2,550,795
Total current liabilities			42,385,850		48,531,443

Non-current liabilities:
Long-term debt, net of current portion	14		120,444,744		120,983,615
Lease liabilities, net of current portion	14		8,105,754		4,666,112
Other notes payable, net of current portion	14		—		1,288,437
Derivative financial instruments	15		346,515		—
Income taxes payable	24		1,759,719		3,141,394
Deferred income tax liabilities	24		7,052,233		8,390,522
Post-employment benefits	16		1,468,112		962,497
Other long-term liabilities			3,376,640		4,675,882
Total non-current liabilities			142,553,717		144,108,459
Total liabilities			184,939,567		192,639,902

EQUITY
Capital stock	17		4,907,765		4,907,765
Additional paid-in-capital			15,889,819		15,889,819
Retained earnings	18		82,431,278		78,510,909
Accumulated other comprehensive income, net	18		1,320,451		4,427,487
Shares repurchased	17		(14,018,847)		(14,219,060)
Equity attributable to stockholders of the Company			90,530,466		89,516,920
Non-controlling interests	19		14,873,767		15,013,771
Total equity			105,404,233		104,530,691
Total liabilities and equity		Ps.	290,343,800	Ps.	297,170,593

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Mexican pesos, except per CPO amounts)

(Notes 1, 2 and 3)

	Notes	2019		2018		2017
Net sales	26	Ps.	101,757,181	Ps.	101,282,333	Ps.	94,274,235
Cost of sales	21		59,067,362		57,839,268		53,534,553
Selling expenses	21		11,099,011		11,023,466		10,554,113
Administrative expenses	21		13,269,191		13,729,325		13,556,033
Income before other expense	26		18,321,617		18,690,274		16,629,536
Other (expense) income, net	22		(1,316,587)		1,562,284		(2,386,334)
Operating income			17,005,030		20,252,558		14,243,202
Finance expense	23		(11,275,198)		(10,566,966)		(9,245,671)
Finance income	23		2,464,403		1,787,249		3,940,838
Finance expense, net			(8,810,795)		(8,779,717)		(5,304,833)
Share of income of associates and joint ventures, net	10		581,023		532,933		1,913,273
Income before income taxes			8,775,258		12,005,774		10,851,642
Income taxes	24		2,668,445		4,390,504		4,274,120
Net income		Ps.	6,106,813	Ps.	7,615,270	Ps.	6,577,522

Net income attributable to:
Stockholders of the Company		Ps.	4,626,139	Ps.	6,009,414	Ps.	4,524,496
Non-controlling interests	19		1,480,674		1,605,856		2,053,026
Net income		Ps.	6,106,813	Ps.	7,615,270	Ps.	6,577,522
Basic earnings per CPO attributable to stockholders of the Company	25	Ps.	1.60	Ps.	2.07	Ps.	1.54
Diluted earnings per CPO attributable to stockholders of the Company	25	Ps.	1.53	Ps.	1.96	Ps.	1.46

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	Notes	2019		2018		2017
Net income		Ps.	6,106,813	Ps.	7,615,270	Ps.	6,577,522
Other comprehensive (loss) income:
Items that will not be reclassified to income:
Remeasurement of post-employment benefit obligations	16		(247,092)		(97,086)		(283,106)
Remeasurement of post-employment benefit obligations of assets held for sale			(3,445)		—		—
Warrants issued by UHI, net of hedge	9		257,306		(1,347,698)		(280,447)
Open Ended Fund, net of hedge	9		(351,202)		215,957		1,008,675
Other equity instruments	9		(794,624)		603,766		—
Items that may be subsequently reclassified to income:
Exchange differences on translating foreign operations			(98,422)		(859,032)		334,097
Cash flow hedges			(1,521,912)		174,532		231,758
Other financial assets	9		111		(111)		—
Share of other comprehensive loss of associates and joint ventures	10		(236,159)		(47,313)		(60,340)
Other comprehensive (loss) income before income taxes			(2,995,439)		(1,356,985)		950,637
Income tax benefit (expense)	24		704,164		336,102		(366,036)
Other comprehensive (loss) income			(2,291,275)		(1,020,883)		584,601
Total comprehensive income		Ps.	3,815,538	Ps.	6,594,387	Ps.	7,162,123

Total comprehensive income attributable to:
Stockholders of the Company		Ps.	2,356,623	Ps.	5,009,822	Ps.	5,161,859
Non-controlling interests	19		1,458,915		1,584,565		2,000,264
Total comprehensive income		Ps.	3,815,538	Ps.	6,594,387	Ps.	7,162,123

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	Capital Stock Issued (Note 17)		Additional Paid-in Capital		Retained Earnings (Note 18)		Accumulated Other Comprehensive Income (Note 18)		Shares Repurchased (Note 17)		Equity Attributable to Stockholders of the Company		Non-controlling Interests (Note 19)		Total Equity
Balance at January 1, 2017	Ps.	4,978,126	Ps.	15,889,819	Ps.	70,395,669	Ps.	3,961,784	Ps.	(11,433,482)	Ps.	83,791,916	Ps.	12,492,484	Ps.	96,284,400
Funding for acquisition of shares under the Long-term Retention Plan		—		—		—		—		(2,500,000)		(2,500,000)		—		(2,500,000)
Dividends		—		—		(1,084,192)		—		—		(1,084,192)		(497,617)		(1,581,809)
Repurchase of CPOs		—		—		—		—		(383,808)		(383,808)		—		(383,808)
Other costs for sale of shares		—		—		—		—		(792,348)		(792,348)		—		(792,348)
Shares repurchased		—		—		—		—		(2,301,918)		(2,301,918)		—		(2,301,918)
Sale of shares		—		—		(320,654)		—		2,622,572		2,301,918		—		2,301,918
Share-based compensation		—		—		1,468,337		—		—		1,468,337		—		1,468,337
Other adjustments to non-controlling interests		—		—		—		—		—		—		19		19
Comprehensive income		—		—		4,524,496		637,363		—		5,161,859		2,000,264		7,162,123
Balance at December 31, 2017		4,978,126		15,889,819		74,983,656		4,599,147		(14,788,984)		85,661,764		13,995,150		99,656,914
Cumulative adjustment for adoption of IFRS 9-Expected credit losses (see Note 28)		—		—		(167,028)		—		—		(167,028)		(35,436)		(202,464)
Cumulative adjustment for adoption of IFRS 9-New classification of Financial instruments (see Note 28)		—		—		(827,932)		827,932		—		—		—		—
Cumulative adjustment for adoption of IFRS 15 (see Note 28)		—		—		1,599,452		—		—		1,599,452		785,203		2,384,655
Funding for acquisition of shares under the Long-term Retention Plan		—		—		—		—		(1,100,000)		(1,100,000)		—		(1,100,000)
Acquisition of non-controlling interests		—		—		(183,041)		—		—		(183,041)		(39,149)		(222,190)
Dividends		—		—		(1,068,868)		—		—		(1,068,868)		(1,276,562)		(2,345,430)
Share cancellation		(70,361)		—		(2,694,201)		—		2,764,562		—		—		—
Repurchase of CPOs		—		—		—		—		(1,541,180)		(1,541,180)		—		(1,541,180)
Shares repurchased		—		—		—		—		(1,954,312)		(1,954,312)		—		(1,954,312)
Sale of shares		—		—		(446,542)		—		2,400,854		1,954,312		—		1,954,312
Share-based compensation		—		—		1,305,999		—		—		1,305,999		—		1,305,999
Comprehensive income		—		—		6,009,414		(999,592)		—		5,009,822		1,584,565		6,594,387
Balance at December 31, 2018		4,907,765		15,889,819		78,510,909		4,427,487		(14,219,060)		89,516,920		15,013,771		104,530,691
Acquisition of non-controlling interests		—		—		766		—		—		766		(766)		—
Dividends		—		—		(1,066,187)		—		—		(1,066,187)		(1,598,153)		(2,664,340)
Reclassification due to partial disposition of Open Ended Fund		—		—		837,520		(837,520)		—		—		—		—
Repurchase of CPOs		—		—		—		—		(1,385,750)		(1,385,750)		—		(1,385,750)
Shares repurchased		—		—		—		—		(100,246)		(100,246)		—		(100,246)
Sale of shares		—		—		(1,585,963)		—		1,686,209		100,246		—		100,246
Share-based compensation		—		—		1,108,094		—		—		1,108,094		—		1,108,094
Comprehensive income		—		—		4,626,139		(2,269,516)		—		2,356,623		1,458,915		3,815,538
Balance at December 31, 2019	Ps.	4,907,765	Ps.	15,889,819	Ps.	82,431,278	Ps.	1,320,451	Ps.	(14,018,847)	Ps.	90,530,466	Ps.	14,873,767	Ps.	105,404,233

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	2019		2018		2017
Operating Activities:
Income before income taxes	Ps.	8,775,258	Ps.	12,005,774	Ps.	10,851,642
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Share of income of associates and joint ventures		(581,023)		(532,933)		(1,913,273)
Depreciation and amortization		21,008,796		19,834,202		18,536,274
Other amortization of assets		531,426		444,679		504,674
Impairment of long-lived assets		67,574		135,750		89,597
Loss on disposition of property and equipment		270,381		912,317		947,699
Loss on disposition of other intangible assets		—		—		280,013
Impairment loss on trade notes and accounts receivable, and other receivables		1,446,568		1,479,511		1,245,334
Post-employment benefits		259,064		171,156		158,905
Interest income		(102,675)		(120,134)		(885,516)
Share-based compensation expense		1,129,644		1,327,549		1,489,884
Expense on Senior Notes prepayment		—		—		158,496
Provision for deferred compensation		199,195		251,787		308,814
Interest receivable for Asset Tax from prior years		(139,995)		—		—
Other finance loss (income), net		872,291		859,642		(903,204)
(Gain) loss on disposition of investments		(627)		(3,553,463)		295,194
Interest expense		10,402,021		9,707,324		9,087,175
Unrealized foreign exchange gain, net		(1,120,958)		(318,087)		(2,396,317)
		43,016,940		42,605,074		37,855,391
Decrease (increase) in trade notes and accounts receivable		4,785,389		3,483,695		(1,064,810)
Decrease (increase) in transmission rights and programming		2,632,696		(2,968,579)		478,565
Decrease (increase) in due from related parties, net		204,166		(555,418)		135,730
(Increase) decrease in inventories		(128,327)		444,790		360,563
(Increase) decrease in other accounts and notes receivable and other current assets		(2,789,811)		(1,144,721)		47,406
(Decrease) increase in trade accounts payable and accrued expenses		(1,885,865)		2,087,404		(2,696,279)
(Decrease) increase in customer deposits and advances		(7,778,497)		(5,176,499)		(2,878,358)
(Decrease) increase in other liabilities and taxes payable		(1,848,714)		1,579,450		(385,451)
(Decrease) increase in post-employment benefits		(122,261)		82,070		(333,026)
Income taxes paid		(8,816,632)		(6,722,770)		(6,419,995)
		(15,747,856)		(8,890,578)		(12,755,655)
Net cash provided by operating activities		27,269,084		33,714,496		25,099,736
Investing activities:
Temporary investments		30,992		40,186		271,839
Investments in financial instruments		—		(72,723)		(262,401)
Disposition of investments in financial instruments		2,301,682		287,605		310,629
Disposition or investment in associates and other investments		149,390		209,775		(147,110)
Investment or disposition of investment in associates		(26,010)		95,161		(14,357)
Dividends received		772,400		—		136,000
Acquisition of net assets of Axtel, net of acquired cash and cash equivalents		—		(5,465,872)		—
Disposition of investment in Imagina		—		6,256,874		—
Investments in property, plant and equipment		(19,108,284)		(18,499,662)		(16,759,566)
Disposition of property, plant and equipment		981,503		1,024,702		911,471
Payment for renewal of television broadcasting concessions		—		(5,754,038)		—
Other investments in intangible assets		(2,106,750)		(2,020,243)		(1,777,590)
Net cash used in investing activities		(17,005,077)		(23,898,235)		(17,331,085)
Financing activities:
Long-term loans from Mexican banks		10,000,000		—		5,973,000
Issuance of Notes due 2027		—		—		4,476,958
Repayment of Mexican peso debt		(989,156)		(307,489)		(851,659)
Issuance of Senior Notes due 2049		14,247,544		—		—
Prepayment of Notes due 2020, 2021 and 2022		(21,000,000)		—		—
Prepayment of Mexican peso debt		—		—		(625,000)
Prepayment of Senior Notes due 2018		—		—		(9,775,996)
Payments of lease liabilities		(559,623)		(540,448)		(569,711)
Right-of-Use assets		(883,533)		—		—
Repayment and prepayment of other notes payable		(1,294,375)		(1,184,020)		(1,292,438)
Interest paid		(9,180,141)		(10,129,304)		(8,860,881)
Funding for acquisition of shares of the Long-term Retention Plan		—		(1,100,000)		(2,500,000)
Repurchases of CPOs under a share repurchase program		(1,385,750)		(1,541,180)		(383,808)
Repurchase of capital stock		(100,246)		(1,954,312)		(2,301,918)
Sale of capital stock		100,246		1,954,312		2,301,918
Dividends paid		(1,066,187)		(1,068,868)		(1,084,192)
Dividends paid and reduction of capital of non-controlling interests		(1,594,629)		(1,270,652)		(488,961)
Acquisition of non-controlling interests		—		(54,256)		—
Derivative financial instruments		(596,046)		691,303		(486,650)
Net cash used in financing activities		(14,301,896)		(16,504,914)		(16,469,338)
Effect of exchange rate changes on cash and cash equivalents		(60,449)		21,995		(110,447)
Net decrease in cash and cash equivalents		(4,098,338)		(6,666,658)		(8,811,134)
Cash and cash equivalents related to assets held for sale		(517,956)		—		—
Cash and cash equivalents at beginning of year		32,068,291		38,734,949		47,546,083
Cash and cash equivalents at end of year	Ps.	27,451,997	Ps.	32,068,291	Ps.	38,734,949

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019, 2018 and 2017

(In thousands of Mexican pesos, except per CPO, per share and exchange rate amounts, unless otherwise indicated)

1.	Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios”, or “CPOs”, on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares, or “GDSs”, on the New York Stock Exchange, or “NYSE”, under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210, Mexico City, Mexico.

Grupo Televisa, S.A.B., together with its subsidiaries (collectively, the “Group”), is a leading media company in the Spanish-speaking world, an important cable operator in Mexico, and an operator of a leading direct-to-home satellite pay television system in Mexico. The Group distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 25 pay-tv brands and television networks, cable operators and over-the-top or “OTT” services. In the United States, the Group´s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts the Group’s audiovisual content through multiple platforms, in exchange for a royalty payment. In addition, the Group has equity and warrants that upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc. or “UHI”, the controlling company of Univision. The Group’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. The Group owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. The Group also has interests in magazine publishing and distribution, professional sports and live entertainment, feature- film production and distribution, and gaming.

2.	Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of these consolidated financial statements are summarized below.

(a)	Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017, are presented in accordance with International Financial Reporting Standards (“IFRS Standards”), as issued by the International Accounting Standards Board (“IASB”). IFRS Standards comprise: (i) IFRS Standards; (ii) International Accounting Standards (“IAS Standards”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of temporary investments, derivative financial instruments, financial assets, equity financial instruments, plan assets of post-employment benefits and share-based payments, as described below.

The preparation of consolidated financial statements in conformity with IFRS Standards, requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

These consolidated financial statements were authorized for issuance on April 13, 2020, and were also authorized for issuance on April 30, 2020 including the additions disclosed in Note 29, by the Group’s Principal Financial Officer.

(b)	Consolidation

The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.

Subsidiaries

Subsidiaries are all entities over which the Company has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.

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

Loss of Control of a Subsidiary

When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.

At December 31, 2019 and 2018, the main direct and indirect subsidiaries of the Company were as follows:

Subsidiaries	Company’s Ownership Interest (1)	Business Segment (2)
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (4)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (5)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (6)	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (7)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (8)	100%	Cable
FTTH de México, S.A. de C.V. (9)	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (10)	100%	Cable and Sky
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (11)	58.7%	Sky
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries	100%	Content and Other Businesses
Televisa, S.A. de C.V. (“Televisa”) (12)	100%	Content
Televisión Independiente de México, S.A. de C.V. (“TIM”) (12)	100%	Content
G.Televisa-D, S.A. de C.V. (12)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (13)	100%	Content
Ulvik, S.A. de C.V. (14)	100%	Content and Other Businesses
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (15)	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) and subsidiaries (16)	50%	Held-for-sale operations

(1)	Percentage of equity interest directly or indirectly held by the Company.

(2)	See Note 26 for a description of each of the Group’s business segments.

(3)	Empresas Cablevisión, S.A.B. de C.V., is a direct majority-owned subsidiary of CVQ.

(4)	Some Cablemás subsidiaries are directly owned by CVQ and some other Cablemás subsidiaries are indirectly owned by CVQ.

(5)	Televisión Internacional, S.A. de C.V., is a direct subsidiary of CVQ.

(6)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

(7)	Arretis, S.A.P.I. de C.V.; is a direct subsidiary of CVQ.

(8)	The Telecable subsidiaries are directly owned by CVQ.

(9)	FTTH de México, S. A. de C.V., is an indirect subsidiary of CVQ.

(10)	CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova.

(11)	Innova is an indirect majority-owned subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.

(12)	Televisa, TIM and G.Televisa-D, S.A. de C.V., are direct subsidiaries of Grupo Telesistema.

(13)	Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are indirect wholly-owned subsidiaries of Grupo Telesistema, through which the Company owns shares of the capital stock of UHI and maintains an investment in warrants that are exercisable for shares of common stock of UHI. As of December 31, 2019 and 2018, Multimedia Telecom and Tieren have investments representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock and share warrants issued by UHI (see Notes 9, 10 and 20).

(14)	Direct subsidiary through which we conduct certain operations of our Content segment and certain operations of our Other Businesses segments.

(15)	Villacezán is an indirect subsidiary of Grupo Telesistema.

(16)	Radiópolis is a direct subsidiary of the Company through which the Group conducts the operations of its Radio business. The Company controls Radiópolis as it has the right to appoint the majority of the members of the Board of Directors of Radiópolis. The Group has classified the assets and related liabilities of its Radio business as held-for-sale in its consolidated statement of financial position as of December 31, 2019, and its Radio operations as held-for-sale operations in the Group’s segment information for the years ended December 31, 2019, 2018 and 2017. Through the third quarter of 2019, the Radio business was included as part of the Group’s Other Businesses segment (see Notes 3 and 26).

The Group’s Cable, Sky and Content segments, as well as the Group’s Radio business, which is a held-for-sale operations (see Note 3 and 26), require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).

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

At December 31, 2019, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Cable	Various from 2022 to 2048
Sky	Various from 2020 to 2028
Content (broadcasting concessions) (1)	In 2021 and the relevant renewals start in 2022 ending in 2042
Other Businesses:
Gaming	In 2030
Held-for-sale operations:
Radio (2)	Various from 2020 to 2039

(1)	In November 2018, the IFT approved the renewal of the Group’s broadcasting concessions for all of its television stations in Mexico, for a term of 20 years after the existing expiration date in 2021. In November 2018, the Group paid in cash for such renewal an aggregate amount of Ps.5,754,543, which includes a payment of Ps.1,194 for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Note 13).

(2)	The amounts paid by the Group for renewal of certain Radio concessions in 2017 amounted to an aggregate of Ps.37,848. In addition, IFT granted in 2017 two new concessions to the Group in Ensenada and Puerto Vallarta. The amount paid by the Group for obtaining these concessions amounted to an aggregate of Ps.85,486. The Group recognized the amounts for renewal and obtaining these concessions as intangible assets in its consolidated statement of financial position, and are amortized in a period of 20 years by using the straight-line method (see Note 13).

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

The Group’s investments in associates include an equity interest in UHI represented by approximately 10% of the outstanding total shares of UHI as of December 31, 2019 and 2018 (see Notes 9 and 10).

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

Assets and liabilities of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are initially converted to Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of common stock of UHI (hedged item), which amounted to U.S.$433.7 million (Ps.8,189,662) and U.S.$421.2 million (Ps.8,285,286) as of December 31, 2019 and 2018, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to: (i) its investment in warrants exercisable for common stock of UHI and (ii) its initial investment in Open Ended Fund until March 31, 2018, and its entire investment in Open Ended Fund beginning in the second quarter of 2018 (hedged items), which amounted to Ps.33,775,451 (U.S.$1,788.6 million) and Ps.4,688,202 (U.S.$248.3 million), respectively, as of December 31, 2019, and Ps.34,921,530 (U.S.$1,775.1 million) and Ps.7,662,726 (U.S.$389.5 million), respectively, as of December 31, 2018. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of these investments in warrants and Open Ended Fund designated as hedged items (see Notes 9, 14 and 18).

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

As of December 31, 2019 and 2018, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 2.20% for U.S. dollar deposits and 8.09% for Mexican peso deposits in 2019, and approximately 1.77% for U.S. dollar deposits and 7.69% for Mexican peso deposits in 2018.

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

Transmission rights are recognized in income over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years.

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

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9 (see Note 28). In connection with this designation, any amounts presented in consolidated other comprehensive income are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

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

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

(k)	Right-of-use assets

Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs and restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight – line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

(l)	Intangible Assets and Goodwill

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

Estimated Useful Lives
Trademarks with finite useful lives	4 years
Licenses	3-14 years
Subscriber lists	4-10 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years

Trademarks

The Group determines its trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks.

In 2015, the Company’s management evaluated trademarks in its Cable segment to determine whether events and circumstances continue to support an indefinite useful life for these intangible assets. As a result of such evaluation, the Company identified certain businesses and locations that began migrating from an acquired trademark to an internally developed trademark between 2015 and 2016, in connection with enhanced service packages offered to current and new subscribers, and estimated that this migration process will take approximately four years. Accordingly, in 2015, the Group changed the useful life assessment from indefinite to finite for acquired trademarks in certain businesses and locations in its Cable segment, and began to amortize on a straight line basis the related carrying value of these trademarks when the migration to the new trademark started using an estimated useful life of four years.

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

Goodwill

Goodwill arises on the acquisition of a business and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

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

(m)	Impairment of Long-lived Assets

The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 13), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying value of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

(n)	Trade Accounts Payable and Accrued Expenses

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

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2019 and 2018.

(o) Debt

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

Current portion of long-term debt and interest payable are presented as a single line item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2019 and 2018.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(p)	Customer Deposits and Advances

Customer deposits and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group’s platforms based on rates established by the Group. Such rates vary depending on when the advertisement is made, including the season, hour, day and type of programming.

The Group recognizes customer deposits and advance agreements for advertising services in the consolidated statement of financial position when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 7). In connection with the initial adoption of IFRS 15 Revenues from Contracts with Customers (“IFRS 15”) in the first quarter of 2018 (see Note 2 (s)), customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. Under the guidelines of this standard, a contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract asset upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non- interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term.

(q)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(r)	Equity

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

(s)	Revenue Recognition

In connection with the initial adoption of IFRS 15, in the first quarter of 2018, the Company’s management: (i) reviewed significant revenue streams and identified certain effects on revenue recognition in the Group’s Cable and Sky segments, as discussed below; (ii) used the retrospective cumulative effect, which consists in recognizing any cumulative adjustment resulting from the new standard at the date of initial adoption in consolidated equity; and (iii) did not restate the comparative information for the years ended December 31, 2017 and 2016, which was reported under the revenue recognition IFRS Standard in effect in those periods (see Note 28).

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

(t)	Interest Income

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

(u)	Employee Benefits

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

(v)	Income Taxes

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

(w)	Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2019, 2018 and 2017, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x)	Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(y)	Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan. The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and is recognized as a charge to consolidated income (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.1,129,644, Ps.1,327,549 and Ps.1,489,884 for the years ended December 31, 2019, 2018 and 2017, respectively, of which Ps.1,108,094, Ps.1,305,999 and Ps.1,468,337 was credited in consolidated stockholders’ equity for those years, respectively (see Note 17).

(z)	Leases

Through December 31, 2018:

•	The determination of whether an arrangement was, or contained, a lease was based on the substance of the arrangement and required an assessment of whether the fulfillment of the arrangement was dependent on the use of a specific asset or assets and whether the arrangement conveyed the right to use the asset.

•	Leases of property, plant and equipment and other assets where the Group held substantially all the risks and rewards of ownership were classified as finance leases. Finance lease assets were capitalized at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the lease asset. The obligations relating to finance leases, net of finance charges in respect of future periods, were recognized as liabilities. The interest element of the finance cost was charged to the consolidated statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases was depreciated over the shorter of the useful life of the asset and the lease term.

•	Leases where a significant portion of the risks and rewards were held by the lessor were classified as operating leases. Rentals were charged to the consolidated statement of income on a straight line basis over the period of the lease.

•	Leasehold improvements were depreciated at the lesser of its useful life or contract term.

In the first quarter of 2019, the Group adopted IFRS 16 Leases (“IFRS 16”), which became effective for annual periods beginning on January 1, 2019 (see Note 28). The Group does not apply this new IFRS Standard to short-term leases and leases for which the underlying asset is of low value, as permitted by the guidelines of IFRS 16.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases (“IAS 17”). These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee´s incremental borrowing rate as of January 1, 2019. The average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 4.7% and 10.6% for U.S. dollars leases and Mexican pesos leases, respectively.

(aa)	New and Amended IFRS Standards

The Group adopted IFRS 16 in 2019, which became effective on January 1, 2019 (see Notes 2 (k), 2 (z) and 28). The Group adopted IFRS 15 and IFRS 9 in 2018, which became effective on January 1, 2018 (see Notes 2 (i), 2 (t) and 28). Some other amendments and improvements to certain IFRS Standards became effective on January 1, 2019 and 2018, and they did not have any significant impact on the Group’s consolidated financial statements.

Below is a list of the new and amended IFRS Standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2020.

New or Amended IFRS Standard	Title of the IFRS Standard	Effective for Annual Periods Beginning On or After
Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 17 (2)	Insurance Contracts	January 1, 2021
IFRS Conceptual Framework	Conceptual Framework for Financial Reporting	January 1, 2020
Amendments to IFRS 3 (1)	Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8 (1)	Definition of Material	January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 7 (2)	Interest Rate Benchmark Reform	January 1, 2020
Amendments to IAS 1 (1)	Classification of Liabilities as Current or Non-current	January 1, 2022

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

Amendments to IAS 1 and IAS 8 Definition of Material was issued in October 2018. The definition of material helps a company determine whether information about an item, transaction or other event should be provided to users of financial statements. However, companies sometimes experienced difficulties using the previous definition of material when making materiality judgements in the preparation of financial statements. Consequently, the IASB issued Definition of Material (Amendments to IAS 1 and IAS 8) in October 2018. Amendments to IAS 1 and IAS 8 is effective on January 1, 2020, and earlier application is permitted.

Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform were issued in September 2019. These amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by interest rate benchmarks such as interbank offered rates. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current was issued in January 2020, the amendments clarify one of the criteria in IAS 1 for classifying a liability as non-current that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

3.	Acquisitions, Investments, Dispositions and Assets Held for Sale

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

In February 2018, the Company announced an agreement to sell its 19.9% stake in Imagina Media Audiovisual, S.L. (together with its subsidiaries, “Imagina”), a media and telecom company in Spain, which was subject to the fulfillment of certain conditions and regulatory approvals. In June 2018, this transaction was closed and the Company sold its stake in Imagina and received proceeds in the aggregate amount of €284.5 million (Ps.6,603,751), of which €251.3 million (Ps.5,832,360) were in cash and €33.2 million (Ps.771,391) were held in escrow, and will be paid to the Company over time subject to customary terms and conditions under escrow agreements. In the fourth quarter of 2018, a cash amount of €16.1 million (Ps.366,354) was released from escrow and an amount of €1.5 million (Ps.33,558) was used for escrow purposes. As of December 31, 2019 and 2018, the amount held in escrow from this transaction was €5.4 million (Ps.114,127) and €15.6 million (Ps.351,913), respectively.

On December 17, 2018, the Group acquired from Axtel, S.A.B. de C.V. (“Axtel”) its residential fiber-to-home business and related assets in Mexico City, Zapopan, Monterrey, Aguascalientes, San Luis Potosi and Ciudad Juárez. The assets acquired comprise 553,226 revenue generating units consisting of 97,622 video, 227,802 broadband and 227,802 voice, revenue generating units. This transaction was paid in cash by the Group in the aggregate amount of Ps.5,466,872, including value added tax. Through this acquisition, the Group continues with its strategy to consolidate a cable company with national coverage that delivers more and better services for the benefit of end users. The following table summarizes the allocation of the total amount of cash paid by the Group in connection with the purchase of tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date. The excess of the purchase price over those fair values was allocated to goodwill in the Cable segment. The Company’s management completed a final purchase price allocation for this acquisition in the first half of 2019, and there was no changes with the preliminary purchase price allocation made as of December 31, 2018.

	December 17, 2018
Cash and cash equivalents	Ps.	1,000
Trade notes and accounts receivables		169,036
Other accounts receivable primarily value-added tax		875,331
Total current assets		1,045,367
Property and equipment		2,130,108
Intangible assets and goodwill		2,582,713
Total assets		5,758,188
Other current liabilities		291,316
Total liabilities		291,316
Total net assets	Ps.	5,466,872

In July 2019, the Company announced an agreement with Live Nation Entertainment, Inc. (“Live Nation”) to dispose of its 40% equity interest in OCESA Entretenimiento, S.A. de C.V. (“OCEN”), a live entertainment company with operations in Mexico, Central America and Colombia. OCEN is (i) a direct associate of OISE Entretenimiento, S.A. de C.V. (“OISE Entretenimiento”), a wholly-owned subsidiary of the Company; and (ii) a subsidiary of Compañía Interamericana de Entretenimiento, S.A.B. de C.V. (“CIE”). The proposed disposal of OCEN is expected to be completed by the parties in the first half of 2020, through the sale of all of the outstanding shares of OISE Entretenimiento, which net assets are comprised primarily of the 40% equity stake in OCEN. This transaction is subject to customary closing conditions, including regulatory approvals and certain notifications, and to the closing of the proposed sale by CIE to Live Nation of a portion of its stake in OCEN. In consideration for the sale of the shares of OISE Entretenimiento, the Company expects to receive cash proceeds in the aggregate amount of Ps.5,206,000. Also, the Group expects to receive a dividend from OCEN on or before the closing of this transaction, in the aggregate amount of approximately Ps.350,000, of which a significant part was paid in the second half of 2019. As a result of this proposed transaction, beginning on July 31, 2019, the Group classifies the assets of OISE Entretenimiento, including the carrying value of its investment in OCEN as current assets held for sale in its consolidated statement of financial position. As of December 31, 2019, the carrying value of current assets held for sale in connection with this proposed transaction amounted to Ps.694,239, of which Ps.693,970 are related to the carrying value of the investment in OCEN (see Notes 10 and 20).

In July 2019, the Company announced a stock purchase agreement with Corporativo Coral, S.A. de C.V. (“Coral”) and Miguel Alemán Magnani as Obligor to dispose of its 50% equity interest in Radiópolis, a direct subsidiary of the Company engaged in the Radio business, for an aggregate amount of Ps.1,248,000. While the sale of the Company’s equity interest in the Radio business has been consummated for legal and tax purposes as of December 31, 2019, this transaction is considered as held for sale for financial reporting purposes, as the voting interest of the Company in Radiópolis continue to be in place until the full payment of the purchase price is made by the acquirer. Accordingly, the Group has classified the assets (Ps.1,675,426) and related liabilities (Ps.432,812) of its Radio business as held for sale in its consolidated statement of financial position as of December 31, 2019, and its Radio operations as held for sale in the segment information of its consolidated statements of income for the years ended December 31, 2019, 2018 and 2017. The Group did not classify its Radio operations as discontinued operations in its consolidated statements of income for the years ended December 31, 2019, 2018 and 2017, as these operations did not represent a separate major line of business for those years, based on a materiality assessment performed by management. In March 2020, the Group entered into an agreement with Coral and its Obligor to complete this transaction by, among other things, the payment of an initial amount of Ps.603,395 in March 2020, and the remaining amount of Ps.644,605 in June 2020, as well as the payment of a dividend by Radiópolis to the Company by the closing date of this transaction in June 2020, in the amount of approximately Ps.300,000 (see Note 26).

4. Financial Risk Management

(a)	Market Risk

Market risk is the exposure to an adverse change in the value of financial instruments caused by market factors including changes in equity prices, interest rates, foreign currency exchange rates, commodity prices and inflation rates.

The Group is exposed to market risks arising from changes in equity prices, interest rates, foreign currency exchange rates and inflation rates, in both the Mexican and U.S. markets. Market risk management activities are monitored by the Investments, Risk Management and Treasury Committee on a quarterly basis.

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

Management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, entities in the Group use forward contracts. In compliance with the procedures and controls established by the Risk Management Committee, in 2019 and 2018, the Group entered into certain derivative transactions with certain financial institutions in order to manage its exposure to market risks resulting from changes in interest rates and foreign currency exchange rates. The objective in managing foreign currency fluctuations is to reduce earnings and cash flow volatility.

Foreign Currency Position

The foreign currency position of monetary items of the Group at December 31, 2019, was as follows:

	Foreign
	Currency
	Amounts	Year-End
	(Thousands)	Exchange Rate		Mexican Pesos
Assets:
U.S. dollars	1,258,623	Ps.	18.8838	Ps.	23,767,585
Euros	51,398		21.1995		1,089,612
Swiss francs	3,071		19.5345		59,990
Colombian pesos	2,744,483		0.0058		15,918
Argentinean pesos	28,269		0.3154		8,916
Chilean pesos	110,984		0.0254		2,819
Other currencies	—		—		5,832

Liabilities:
U.S. dollars (1)	5,257,954	Ps.	18.8838	Ps.	99,290,152
Swiss francs	4,069		19.5345		79,486
Euros	912		21.1995		19,334
Chilean pesos	689,094		0.0254		17,503
Colombian pesos	4,195,172		0.0058		24,332
Other currencies	—		—		3,075

The foreign currency position of monetary items of the Group at December 31, 2018, was as follows:

	Foreign
	Currency
	Amounts	Year-End
	(Thousands)	Exchange Rate		Mexican Pesos
Assets:
U.S. dollars	1,359,524	Ps.	19.6730	Ps.	26,745,916
Euros	58,869		22.5126		1,325,294
Swiss francs	5,474		19.9910		109,431
Chilean pesos	3,102,339		0.0282		87,486
Colombian pesos	3,222,821		0.0060		19,337
Argentinean pesos	22,518		0.5218		11,750
Other currencies	—		—		31,500

Liabilities:
U.S. dollars (1)	4,569,137	Ps.	19.6730	Ps.	89,888,632
Euros	4,449		22.5126		100,159
Swiss francs	9,871		19.9910		197,331
Chilean pesos	3,418,223		0.0282		96,394
Colombian pesos	11,769,323		0.0060		70,616
Other currencies	—		—		11,744

(1) As of December 31, 2019 and 2018, monetary liabilities include U.S.$2,470.6 million (Ps.46,653,315) and U.S.$2,585.8 million (Ps.50,869,542), respectively, related to long-term debt designated as a hedging instrument of the Group’s investments in UHI and the investment in Open Ended Fund (see Note 14).

As of April 13, 2020, the exchange rate was Ps.23.7001 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A. or Citibanamex.

The Group is subject to the risk of foreign currency exchange rate fluctuations, resulting primarily from the net monetary position in U.S. dollars and U.S. dollar equivalent amounts of the Group’s Mexican operations, as follows (in millions of U.S. dollars):

	December 31,
	2019		2018
U.S. dollar-denominated and U.S. dollar-equivalent monetary assets, primarily cash and cash equivalents, and non-current investments in financial instruments (1)	U.S.$	1,253.3	U.S.$	1,362.6
U.S. dollar-denominated and U.S. dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, lease liabilities, and other liabilities (2) (3)		(5,231.8)		(4,533.6)
Net liability position	U.S.$	(3,978.5)	U.S.$	(3,171.0)

(1) As of December 31, 2019 and 2018, this line includes U.S. dollar equivalent amounts of U.S.$57.6 million and U.S.$68.9 million, respectively, related to other foreign currencies, primarily Euros.

(2) As of December 31, 2019 and 2018, this line includes U.S. dollar equivalent amounts of U.S.$5.0 million and U.S.$15.0 million, respectively, related to other foreign currencies, primarily Euros.

(3) As of December 31, 2019 and 2018, monetary liabilities include U.S.$2,470.6 million (Ps.46,653,315) and U.S.$2,585.8 million (Ps.50,869,542), respectively, related to long-term debt designated as a hedging instrument of the Group’s investments in UHI and the investment in Open Ended Fund (see Note 14).

At December 31, 2019, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.2,847,471, in the consolidated statement of income. At December 31, 2018, a hypothetical 10% appreciation/ depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.1,151,406, in the consolidated statement of income.

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

The Group’s interest rate risk arises from long-term debt. Debt issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash and cash equivalents held at variable rates. Debt issued at fixed rates expose the Group to fair value interest rate risk. During recent years the Group has maintained most of its debt in fixed rate instruments (see Note 14).

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

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect the Group’s financial instruments at December 31, 2019 and 2018. These analyses address market risk only and do not take into consideration other risks that the Group faces in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect management view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, the Group has made assumptions of a hypothetical change in fair value of 10% for expected near-term future changes in the United States interest rates, Mexican interest rates, inflation rates and Mexican peso to U.S. dollar exchange rate. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that the Group will incur.

December 31, 2019	Carrying Value		Fair Value		Difference between Fair Value and Carrying Value		Difference between Fair Value and Carrying Value Assuming a Hypothetical 10% Increase in Fair Value
Assets:
Warrants issued by UHI	Ps.	33,775,451	Ps.	33,775,451	Ps.	—	Ps.	3,377,545
Long-term loan and interest receivable from GTAC		872,317		875,585		3,268		90,827
Open Ended Fund		4,688,202		4,688,202		—		468,820
Other equity instruments		5,751,001		5,751,001		—		575,100
Derivative financial instruments (2)		4,592		4,592		—		—

Liabilities (3) (4):
U.S. dollar-denominated debt:
Senior Notes due 2025		11,330,280		13,243,624		1,913,344		3,237,706
Senior Notes due 2026		5,665,140		6,079,885		414,745		1,022,734
Senior Notes due 2032		5,665,140		7,571,346		1,906,206		2,663,341
Senior Notes due 2040		11,330,280		14,139,283		2,809,003		4,222,931
Senior Notes due 2045		18,883,800		19,739,047		855,247		2,829,152
Senior Notes due 2046		16,995,420		20,565,308		3,569,888		5,626,419
Senior Notes due 2049		14,162,850		15,364,426		1,201,576		2,738,019
Peso-denominated debt:
Notes due 2027		4,500,000		4,656,375		156,375		622,013
Senior Notes due 2037		4,500,000		4,133,385		(366,615)		46,724
Senior Notes due 2043		6,500,000		4,853,485		(1,646,515)		(1,161,167)
Notes payable to Mexican banks		22,845,382		23,012,707		167,325		2,468,596
Lease liabilities		9,363,520		9,120,903		(242,617)		669,473
Other notes payable		1,324,063		1,295,780		(28,283)		101,295
Derivative financial instruments (2)		915,290		915,290		—		—

December 31, 2018	Carrying Value		Fair Value		Difference between Fair Value and Carrying Value		Difference between Fair Value and Carrying Value Assuming a Hypothetical 10% Increase in Fair Value
Assets:
Temporary investments (1)	Ps.	30,992	Ps.	30,992	Ps.	—	Ps.	—
Warrants issued by UHI		34,921,530		34,921,530		—		3,492,153
Long-term loan and interest receivable from GTAC		817,605		824,540		6,935		89,389
Open Ended Fund		7,662,726		7,662,726		—		766,273
Other equity instruments		6,545,625		6,545,625		—		654,563
Other financial assets		72,612		72,612		—		7,261
Derivative financial instruments (2)		1,035,522		1,035,522		—		—

Liabilities (3) (4):
U.S. dollar-denominated debt:
Senior Notes due 2025		11,803,800		12,970,370		1,166,570		2,463,607
Senior Notes due 2026		5,901,900		5,849,137		(52,763)		532,151
Senior Notes due 2032		5,901,900		7,405,822		1,503,922		2,244,504
Senior Notes due 2040		11,803,800		12,733,821		930,021		2,203,403
Senior Notes due 2045		19,673,000		17,317,748		(2,355,252)		(623,477)
Senior Notes due 2046		17,705,700		18,201,991		496,291		2,316,490
Peso-denominated debt:
Notes due 2020		10,000,000		9,605,700		(394,300)		566,270
Notes due 2021		6,000,000		5,956,506		(43,494)		552,157
Notes due 2022		5,000,000		4,941,430		(58,570)		435,573
Notes due 2027		4,500,000		4,027,275		(472,725)		(69,998)
Senior Notes due 2037		4,500,000		3,586,050		(913,950)		(555,345)
Senior Notes due 2043		6,500,000		4,319,575		(2,180,425)		(1,748,468)
Notes payable to Mexican banks		13,834,538		13,551,620		(282,918)		1,072,243
Lease liabilities		5,317,944		5,121,534		(196,410)		315,743
Other notes payable		2,576,874		2,430,667		(146,207)		96,860
Derivative financial instruments (2)		148,061		148,061		—		—

(1) At December 31, 2018, the Group´s temporary investments consisted of highly liquid securities, including without limitation debt securities and equity instruments held for trading (primarily denominated in Mexican pesos and U.S. dollars). Given the short-term nature of these investments, an increase in U.S. and/or Mexican interest rates would not significantly decrease the fair value of these investments.

(2) Given the nature and the tenor of these derivative financial instruments, an increase of 10% in the interest and/or exchange rates would not be an accurate sensitivity analysis on the fair value of these financial instruments.

(3) The carrying value of debt is stated in this table at its principal amount.

(4) The fair value of the Senior Notes and Notes due by the Group are within Level 1 of the fair value hierarchy as there is a quoted market price for them. The fair value of the lease liabilities are within Level 2 of the fair value hierarchy and has been estimated based on cash flows discounted using an estimated weighted average cost of capital. The fair value of securities are within Level 1 of the fair value hierarchy, and were based on market interest rates to the listed securities.

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

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. Group treasury invests surplus cash in interest bearing current accounts, time deposits, money market deposits and marketable securities, choosing investments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts. At December 31, 2019 and 2018, the Group held cash and cash equivalents of Ps.27,451,997 and Ps.32,068,291, respectively, and temporary investments of Ps.30,992, in 2018, that are expected to readily generate cash inflows for managing liquidity risk (see Note 6).

The table below analyses the Group’s non-derivative and derivative financial liabilities as well as related contractual interest on debt and lease liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

At December 31, 2019	Less Than 12 Months January 1, 2020 to December 31, 2020		12-36 Months January 1, 2021 to December 31, 2022		36-60 Months January 1, 2023 to December 31, 2024		Maturities Subsequent to December 31, 2024		Total
Debt (1)	Ps.	492,489	Ps.	8,852,893	Ps.	13,500,000	Ps.	99,532,910	Ps.	122,378,292
Lease liabilities		1,257,766		2,491,539		2,381,812		3,232,403		9,363,520
Other notes payable		1,324,063		—		—		—		1,324,063
Trade and other liabilities		31,588,449		3,426,610		1,035,998		2,488,379		38,539,436
Interest on debt (2)		6,565,402		16,351,837		14,404,394		91,956,556		129,278,189
Interest on lease liabilities		731,591		1,417,722		984,003		755,862		3,889,178
Interest on other notes payable		5,938		—		—		—		5,938

At December 31, 2018	Less Than 12 Months January 1, 2019 to December 31, 2019		12-36 Months January 1, 2020 to December 31, 2021		36-60 Months January 1, 2022 to December 31, 2023		Maturities Subsequent to December 31, 2023		Total
Debt (1)	Ps.	989,156	Ps.	18,484,978	Ps.	15,360,404	Ps.	88,290,100	Ps.	123,124,638
Lease liabilities		651,832		1,130,429		1,096,006		2,439,677		5,317,944
Other notes payable		1,288,437		1,288,437		—		—		2,576,874
Trade and other liabilities		30,697,162		5,185,357		1,595,863		2,001,185		39,479,567
Interest on debt (2)		7,502,935		15,737,245		12,646,361		82,849,121		118,735,662
Interest on lease liabilities		394,168		592,606		444,736		409,367		1,840,877
Interest on other notes payable		41,562		5,938		—		—		47,500

(1) The amounts of debt are disclosed on a principal amount basis (see Note 14).

(2) Interest to be paid in future years on outstanding debt as of December 31, 2019 and 2018, based on contractual interest rate and exchange rates as of that date.

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

Assuming a hypothetical 10% decrease in expected future revenue from the Group’s programming as of December 31, 2019, the balance of such programming would decrease in the amount of Ps.418,525, with a corresponding increase in programming amortization expense.

(b)	Goodwill and Other Indefinite-lived Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are reviewed for impairment at least annually. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant CGU and the fair value less cost to sell.

The recoverable amount of CGUs has been determined based on the higher of value in use and fair value less costs to disposal calculations. These calculations require the use of estimates, these estimates and assumptions include management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each CGU, long-term growth rates and discount rates based on weighted average cost of capital, among others.

During 2019 and 2018, the Group recorded impairment adjustments for other indefinite-lived intangible assets (trademarks) related to its Publishing business. See Note 2 (b) and (l) for disclosure regarding concession intangible assets.

(c)	Long-lived Assets

The Group presents certain long-lived assets other than goodwill and indefinite-lived intangible assets in its consolidated statement of financial position. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Recoverability is analyzed based on projected cash flows. Estimates of future cash flows involve considerable management judgment. These estimates are based on historical data, future revenue growth, anticipated market conditions, management plans, and assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions are not correct, the Group would have to recognize a write-off or write-down or accelerate the amortization schedule related to the carrying value of these assets (see Notes 2 (m), 13 and 22). The Group has not recorded any significant impairment charges during any of the years presented herein.

(d)	Deferred Income Taxes

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

(e)	Financial Assets Measured at Fair Value

The Group has a significant amount of financial assets that are measured at fair value on a recurring basis. The degree of management’s judgment involved in determining the fair value of a financial asset varies depending upon the availability of quoted market prices. When observable quoted market prices exist, that is the fair value estimate the Group uses. To the extent such quoted market prices do not exist, management uses other means to determine fair value (see Notes 4 and 15).

(f) Warrants issued by UHI

The Company’s management applied significant judgment to determine the classification of the warrants issued by UHI. These warrants did not comply with the definition of a derivative financial instrument because the initial investment that the Group paid to acquire the original instrument (Convertible Debentures) was significant and a derivative requires no initial investment or one that is smaller than would be required for a contract with similar response to changes in market factors; therefore, the Group classified the warrants issued by UHI as equity instrument with changes in fair value recognized in other comprehensive income or loss in consolidated equity. Significant judgment was applied by the Company’s management in assessing that the characteristics of the warrants issued by UHI are closer to an equity instrument in accordance with the IAS 32 Financial Instruments: Presentation and IFRS 9 (see Notes 3, 9, 10 and 15).

6.	Cash and Cash Equivalents and Temporary Investments

Cash and cash equivalents as of December 31, 2019 and 2018, consisted of:

	2019		2018
Cash and bank accounts	Ps.	1,758,262	Ps.	1,961,106
Short-term investments (1)		25,693,735		30,107,185
Total cash and cash equivalents	Ps.	27,451,997	Ps.	32,068,291

(1) Highly-liquid investments with an original maturity of three months or less at the date of acquisition.

Temporary investments as of December 31, 2019 and 2018, consisted of:

	2019		2018
Short-term investments (2)	Ps.	—	Ps.	27,988
Current maturities of non-current financial assets		—		3,004
Total temporary investments	Ps.	—	Ps.	30,992

(2) Short-term investments with a maturity of over three months and up to one year at the date of acquisition.

7.	Trade Notes and Accounts Receivable, Net

Trade notes and accounts receivable, net as of December 31, 2019 and 2018, consisted of:

	2019		2018
Non-interest bearing notes received from customers as deposits and advances mainly in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 2 (p))	Ps.	4,188,293	Ps.	12,676,363
Trade accounts receivable		15,144,534		11,451,803
Loss allowance		(4,846,643)		(4,379,316)
	Ps.	14,486,184	Ps.	19,748,850

As of December 31, 2019 and 2018, the aging analysis of the trade notes and accounts receivable that were past due is as follows:

	2019		2018
1 to 90 days	Ps.	4,180,830	Ps.	4,104,913
91 to 180 days		1,182,634		1,291,493
More than 180 days		4,706,908		4,638,228

The carrying amounts of the Group’s trade notes and account receivables denominated in other than peso currencies are as follows:

	2019		2018
U.S. dollar	Ps.	3,610,639	Ps.	2,829,234
Other currencies		45,114		107,510
At December 31	Ps.	3,655,753	Ps.	2,936,744

Movements on the Group for loss allowance of trade notes and account receivables are as follows:

	2019		2018
At January 1	Ps.	(4,379,316)	Ps.	(3,657,079)
Impairment provision		(1,549,801)		(1,402,555)
Initial adoption of IFRS 9 (see Note 28)		—		(281,594)
Write-off of receivables		996,185		961,912
Reclassification to current assets to held for sale		86,289		—
At December 31	Ps.	(4,846,643)	Ps.	(4,379,316)

The maximum exposure to credit risk of the trade notes and accounts receivable as of December 31, 2019 and 2018 is the carrying value of each class of receivables mentioned above.

8.	Transmission Rights and Programming

At December 31, 2019 and 2018, transmission rights and programming consisted of:

	2019		2018
Transmission rights	Ps.	8,671,434	Ps.	10,292,207
Programming		5,709,414		6,723,331
		14,380,848		17,015,538
Non-current portion of:
Transmission rights		4,630,513		5,903,917
Programming		3,271,077		3,325,898
		7,901,590		9,229,815
Current portion of transmission rights and programming	Ps.	6,479,258	Ps.	7,785,723

Transmission rights and programming charged to consolidated cost of sales for the years ended December 31, 2019, 2018 and 2017, amounted to Ps.14,515,285, Ps.18,009,554 and Ps.15,296,563, respectively (see Note 21).

9.	Investments in Financial Instruments

At December 31, 2019 and 2018, the Group had the following investments in financial instruments:

	2019		2018
Equity instruments measured at FVOCIL:
Warrants issued by UHI (1)	Ps.	33,775,451	Ps.	34,921,530
Open Ended Fund (2)		4,688,202		7,662,726
Other equity instruments (3)		5,751,001		6,545,625
Other financial assets (4)		—		72,612
		44,214,654		49,202,493
Other		51,245		937
	Ps.	44,265,899	Ps.	49,203,430

(1)	Investment in warrants issued by UHI that are exercisable for UHI’s common stock, in whole or in part, at an exercise price of U.S.$0.01 per warrant share. The warrants do not entitle the holder to any voting rights or other rights as a stockholder of UHI. The warrants shall expire and no longer be exercisable after the tenth anniversary of the date of issuance (the “Expiration Date”); provided, however, the Expiration Date shall automatically be extended for nine successive ten-year periods unless the Group provides written notice to UHI of its election not to so extend the Expiration Date. The warrants do not bear interest. As of December 31, 2019 and 2018, the number of warrants owned by the Group amounted to 4,590,953, which upon their exercise and together with the current investment in shares of UHI, would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in UHI. The carrying amount of these warrants includes the original value of U.S.$1,063.1 million invested by the Group in December 2010 in the form of Convertible Debentures issued by UHI that were then exchanged for these warrants in July 2015. The fair value of these warrants at the date of exchange was U.S.$1,843.6 million (Ps.28,886,903). In January 2017, in a Declaratory Ruling, the U.S. Federal Communications Commission (“FCC”) approved an increase in the authorized aggregate foreign ownership of UHI’s issued and outstanding shares of common stock from 25% to 49%, and authorized the Group to hold up to 40% of the voting interest and 49% of the equity interest of UHI. Through December 31, 2017, these warrants were classified as available-for-sale financial assets with changes in fair value recognized in accumulated other comprehensive income or loss in consolidated equity. Beginning on January 1, 2018, in connection with the adoption of IFRS 9, which became effective on that date, these warrants are classified as equity instruments (financial assets) and measured at FVOCIL recognized in consolidated equity (see Notes 2 (i), 10 and 15).

(2)	The Group has an investment in an Open Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets, all of which are measured at fair value, and subtracting all of the fund liabilities and dividing the result by the total number of issued shares. Beginning on January 1, 2018, in connection with the adoption of IFRS 9, which became effective on that date, this Open Ended Fund is classified as an equity instrument measured at FVOCIL in consolidated equity (see Note 2 (i)). In July and November 2019, the Company redeemed a portion of its investment in Open Ended Fund at the aggregate fair value amount of U.S.$121.6 million (Ps.2,301,682) and recognized cash proceeds from this redemption for such aggregate amount (see Note 2 (i)).

(3)	Other financial assets include equity instruments (publicly traded instruments) and the fair value is based on quoted market prices. In connection with these equity instruments, for which an irrevocable election was made by the Group under the guidelines of IFRS 9 to recognize any changes in fair value in other comprehensive income or loss in consolidated equity (see Notes 2 and 28).

(4)	In 2018, the Company invested in corporate fixed income securities with long-term maturities, which were classified as other financial assets with changes in fair value in other comprehensive income or loss in consolidated equity, in accordance with the Group’s business model to manage these financial instruments and their contractual cash flows characteristics.

A roll forward of investments in financial assets at FVOCIL for the years ended December 31, 2019 and 2018 is presented as follows:

	Warrants Issued by UHI		Open Ended Fund		Other Equity Instruments		Other Financial Assets		Total
At January 1, 2019	Ps.	34,921,530	Ps.	7,662,726	Ps.	6,545,625	Ps.	72,612	Ps.	49,202,493
Disposition of investments		—		(2,331,785)		—		(72,723)		(2,404,508)
Change in fair value in other comprehensive income (1)		(1,146,079)		(642,739)		(794,624)		111		(2,583,331)
At December 31, 2019	Ps.	33,775,451	Ps.	4,688,202	Ps.	5,751,001	Ps.	—	Ps.	44,214,654

	Warrants Issued by UHI		Open Ended Fund		Other Equity Instruments		Other Financial Assets		Total
At January 1, 2018	Ps.	36,395,183	Ps.	7,297,577	Ps.	5,942,500	Ps.	—	Ps.	49,635,260
Investments		—		—		—		72,723		72,723
Disposition of investments		—		(167,934)		(641)		—		(168,575)
Change in fair value in other comprehensive income (1)		(1,473,653)		533,083		603,766		(111)		(336,915)
At December 31, 2018	Ps.	34,921,530	Ps.	7,662,726	Ps.	6,545,625	Ps.	72,612	Ps.	49,202,493

(1)	The foreign exchange loss in 2019 derived from the hedged warrants issued by UHI and the investment in Open Ended Fund was hedged by foreign exchange gain in the consolidated statement of income for the year ended December 31, 2019, in the amount of Ps.1,403,384 and Ps.289,298, respectively. The foreign exchange loss or gain in 2018 derived from the hedged warrants issued by UHI and the investment in Open Ended Fund was hedged by foreign exchange gain (loss) in the consolidated statement of income for the year ended December 31, 2018 in the amount of Ps.125,955 and Ps.(317,126), respectively (see Notes 14 and 23).

The maximum exposure to credit risk of the investments in financial instruments as of December 31, 2019 and 2018 is the carrying value of the financial assets mentioned above.

10.	Investments in Associates and Joint Ventures

At December 31, 2019 and 2018, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of December 31,
	2019	2019		2018
Associates:
UHI (1)	10.0%	Ps.	8,189,662	Ps.	8,285,286
OCEN and subsidiaries (2)	—		—		1,385,622
Other			115,161		111,603
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. and subsidiaries (“GTAC”) (3)	33.3%		567,165		568,327
Periódico Digital Sendero, S.A.P.I. de C.V. and subsidiary (collectively, “PDS”)(4)	50.0%		196,474		195,890
		Ps.	9,068,462	Ps.	10,546,728

(1)	The Group accounts for its investment in common stock of UHI, the parent company of Univision, under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS Standards, over UHI’s operations. The Group has the ability to exercise significant influence over the operating and financial policies of UHI because: (i) it owns 1,110,382 Class “C” shares of common stock of UHI, representing approximately 10% of the outstanding total shares of UHI as of December 31, 2019 and 2018, and 4,590,953 warrants issued by UHI that upon their exercise would represent approximately 36% of the equity capital of UHI on a fully-diluted, as-converted basis, subject to certain conditions, laws and regulations; (ii) as of December 31, 2019 and 2018, it has three officers and one director of the Company designated as members of the Board of Directors of UHI, which is composed of 19 directors of 22 available Board seats; (iii) it is a party to a Program Licensing Agreement or “PLA,” as amended, with Univision, and indirect wholly-owned subsidiary of UHI, pursuant to which Univision has the right to broadcast certain Televisa content in the United States, and to another program license agreement pursuant to which the Group has the right to broadcast certain Univision’s content in Mexico, in each case through 7.5 years after the Group has voluntarily sold two-thirds of its initial investment in UHI made in December 2010. On February 25, 2020, UHI, Searchlight Capital Partners, LP (“Searchlight”), a global private investment firm, and ForgeLight LLC (“ForgeLight”), an operating and investment company focused on the media and consumer technology sectors, announced a definitive agreement in which Searchlight and ForgeLight will acquire a majority ownership interest in UHI from all stockholders of UHI other than the Group. Terms of the transaction were not disclosed. The Group has elected to retain its approximately 36% stake in UHI’s equity capital on a fully-diluted, as-converted basis. Under the terms of the acquisition, Searchlight and ForgeLight will purchase the remaining 64% ownership interest from the other stockholders of UHI. The transaction, which is subject to customary closing conditions including receipt of regulatory approvals, is expected to close later in 2020 (see Notes 9, 15, 20 and 23).

(2)	OCEN is a majority-owned subsidiary of CIE, and is engaged in the live entertainment business in Mexico, Central America and Colombia. In July 2019, the Group announced the sale of its 40% equity interest in OCEN to Live Nation Entertainment, Inc., and classified this non-current investment as current assets held for sale. As a result, the Group discontinued the use of the equity method to account for the investment in this associate beginning on August 1, 2019. In 2019, the stockholders of OCEN approved the payment of dividends in the aggregate amount of Ps.1,931,000, of which Ps.772,400 were paid to the Group, as well as a capital reduction in the amount of Ps.200,466, of which Ps.80,186 were paid to the Group. In 2018, the stockholders of OCEN did not pay any dividends. In 2017, the stockholders of OCEN approved the payment of a dividend in the amount of Ps.340,000, of which Ps.136,000 were paid to the Group (see Notes 3 and 20).

(3)	GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. and a subsidiary of Megacable, S.A. de C.V. have an equal equity participation of 33.3%. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. As of December 31, 2019 and 2018, GTAC had used a principal amount of Ps.688,183, under this credit facility. During the year ended December 31, 2019, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate amount of Ps.114,574. During the year ended December 31, 2018, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate amount of Ps.112,293. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.813,201, with an annual interest of TIIE plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these supplementary loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2023 and 2029. During 2019, GTAC paid principal and interest to the Group in connection with these supplementary loans in the aggregate amount of Ps.86,321. During 2018, GTAC paid principal and interest to the Group in connection with these supplementary loans in the aggregate amount of Ps.139,541. The net investment in GTAC as of December 31, 2019 and 2018, included amounts receivable in connection with this long-term credit facility and supplementary loans to GTAC in the aggregate amount of Ps.872,317 and Ps.817,605, respectively. These amounts receivable are in substance a part of the Group’s net investment in this investee (see Note 15).

(4)	The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. In September 2017, PDS acquired substantially all of the equity interest in Now New Media, S.A.P.I. de C.V., an online news website in Mexico City, in the aggregate amount of Ps.81,749. As of December 31, 2019 and 2018, the Group’s investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837 (see Note 3).

 A roll forward of investments in associates and joint ventures for the years ended December 31, 2019 and 2018, is presented as follows:

	2019		2018
At January 1	Ps.	10,546,728	Ps.	14,110,752
Share of income of associates and joint ventures, net		581,023		532,933
Dividends from OCEN		(772,400)		—
Long-term loans granted to GTAC, net		172,223		58,243
Foreign currency translation adjustments		(337,742)		(71,650)
GTAC payments of principal and interest		(200,895)		(251,834)
Capital stock reduction in OCEN		(80,186)		—
Reclassification of OCEN investment to current assets held for sale		(693,970)		—
Disposition of Imagina		—		(3,773,762)
Disposition of The Second Screen		—		(51,413)
Other		(146,319)		(6,541)
At December 31	Ps.	9,068,462	Ps.	10,546,728

Combined condensed balance sheet information related to the Group’s share in associates and joint ventures as of December 31, 2019 and 2018, including adjustments made by the Group when using the equity method, such as fair value adjustments made at the time of acquisition, is set forth below:

	2019		2018
Current assets	Ps.	3,250,162	Ps.	4,916,041
Non-current assets		23,785,783		25,818,848
Total assets		27,035,945		30,734,889
Current liabilities		1,063,128		2,157,473
Non-current liabilities		17,014,528		17,779,961
Total liabilities		18,077,656		19,937,434
Total net assets	Ps.	8,958,289	Ps.	10,797,455

The Group recognized its share of comprehensive income (loss) of associates and joint ventures for the years ended December 31, 2019, 2018 and 2017, as follows:

	2019		2018		2017
Share of income of associates and joint ventures, net	Ps.	581,023	Ps.	532,933	Ps.	1,913,273
Share of other comprehensive (loss) income of associates and joint ventures:
Foreign currency translation adjustments, net		(2,941)		2,987		(9,587)
Other items of comprehensive loss, net		(233,218)		(50,300)		(50,753)
		(236,159)		(47,313)		(60,340)
Share of comprehensive income of associates and joint ventures	Ps.	344,864	Ps.	485,620	Ps.	1,852,933

11.	Property, Plant and Equipment, Net

The analysis of the changes in property, plant and equipment is as follows:

	Buildings and Land		Technical Equipment		Satellite Transponders		Furniture and Fixtures		Transportation Equipment		Computer Equipment		Leasehold Improvements		Construction in Progress		Total
Cost:
January 1, 2018	Ps.	14,433,129	Ps.	117,466,054	Ps.	10,301,713	Ps.	1,121,639	Ps.	2,830,108	Ps.	7,665,913	Ps.	2,747,307	Ps.	13,485,066	Ps.	170,050,929
Additions		42,118		12,171,500		—		50,689		104,310		506,628		33,034		5,800,212		18,708,491
Acquisition of Axtel		—		2,053,153		—		—		76,955		—		—		—		2,130,108
Retirements		(5,239)		(3,617,769)		—		(22,594)		(89,465)		(120,959)		(103)		(55,806)		(3,911,935)
Transfers to intangibles assets		—		—		—		—		—		—		—		(702,562)		(702,562)
Transfers and reclassifications		171,395		5,216,887		—		55,111		164,128		799,126		436,674		(6,843,321)		—
Effect of translation		(5,799)		(118,638)		—		(903)		(274)		(2,253)		(1,673)		(409)		(129,949)
December 31, 2018		14,635,604		133,171,187		10,301,713		1,203,942		3,085,762		8,848,455		3,215,239		11,683,180		186,145,082
Additions		25,132		11,152,691		—		55,434		74,684		199,749		37,213		7,563,381		19,108,284
Dismantling cost		—		797,176		—		—		—		—		—		—		797,176
Retirements and reclassifications to other accounts		(266,687)		(2,332,091)		—		(163,756)		(199,494)		(965,029)		(36,943)		(1,967,705)		(5,931,705)
Transfers to right-of-use assets		—		(1,896,682)		(4,275,619)		—		—		—		—		—		(6,172,301)
Transfers to intangibles assets		—		—		—		—		—		—		—		(1,487,056)		(1,487,056)
Transfers and reclassifications		94,791		1,188,429		—		64,380		39,724		470,161		220,219		(2,077,704)		—
Effect of translation		20,366		(114,068)		—		(1,255)		(354)		(5,071)		(1,354)		272		(101,464)
December 31, 2019	Ps.	14,509,206	Ps.	141,966,642	Ps.	6,026,094	Ps.	1,158,745	Ps.	3,000,322	Ps.	8,548,265	Ps.	3,434,374	Ps.	13,714,368	Ps.	192,358,016

Depreciation:
January 1, 2018	Ps.	(4,694,867)	Ps.	(66,035,021)	Ps.	(4,620,294)	Ps.	(558,497)	Ps.	(1,473,149)	Ps.	(5,206,124)	Ps.	(1,743,167)	Ps.	—	Ps.	(84,331,119)
Depreciation of the year		(272,593)		(14,593,244)		(567,455)		(110,137)		(281,662)		(1,074,707)		(334,745)		—		(17,234,543)
Retirements		27,005		2,440,505		—		19,525		77,621		112,719		103		—		2,677,478
Reclassifications		—		19		—		—		26,270		(26,289)		—		—		—
Effect of translation		1,259		79,463		—		845		252		2,152		1,661		—		85,632
December 31, 2018		(4,939,196)		(78,108,278)		(5,187,749)		(648,264)		(1,650,668)		(6,192,249)		(2,076,148)		—		(98,802,552)
Depreciation of the year		(239,066)		(15,272,635)		(282,414)		(114,382)		(309,376)		(956,985)		(262,942)		—		(17,437,800)
Retirements		102,538		2,955,945		—		157,477		153,235		941,061		27,925		—		4,338,181
Transfers to right-of-use assets		—		987,924		1,781,508		—		—		—		—		—		2,769,432
Reclassifications		—		27,103		—		—		1,481		(28,584)		—		—		—
Effect of translation		3,648		92,902		—		1,210		324		4,534		1,337		—		103,955
December 31, 2019	Ps.	(5,072,076)	Ps.	(89,317,039)	Ps.	(3,688,655)	Ps.	(603,959)	Ps.	(1,805,004)	Ps.	(6,232,223)	Ps.	(2,309,828)	Ps.	—	Ps.	(109,028,784)

Carrying value:
At January 1, 2018	Ps.	9,738,262	Ps.	51,431,033	Ps.	5,681,419	Ps.	563,142	Ps.	1,356,959	Ps.	2,459,789	Ps.	1,004,140	Ps.	13,485,066	Ps.	85,719,810

At December 31, 2018	Ps.	9,696,408	Ps.	55,062,909	Ps.	5,113,964	Ps.	555,678	Ps.	1,435,094	Ps.	2,656,206	Ps.	1,139,091	Ps.	11,683,180	Ps.	87,342,530

At December 31, 2019	Ps.	9,437,130	Ps.	52,649,603	Ps.	2,337,439	Ps.	554,786	Ps.	1,195,318	Ps.	2,316,042	Ps.	1,124,546	Ps.	13,714,368	Ps.	83,329,232

Depreciation charges are presented in Note 21.

Property, plant and equipment include the following technical equipment leased to subscribers in the Cable and Sky segments as of December 31:

	2019		2018
Subscriber leased set-top equipment	Ps.	34,923,489	Ps.	31,021,716
Accumulated depreciation		(22,269,138)		(18,130,189)
	Ps.	12,654,351	Ps.	12,891,527

12.	Right-of-use assets, net

The analysis of the changes of right-of-use assets, net is as follows:

	Buildings		Satellite Transponders		Technical Equipment		Others		Total
Cost:
January 1, 2019	Ps.	4,758,787	Ps.	4,275,619	Ps.	1,896,682	Ps.	38,525	Ps.	10,969,613
Additions		480,222		—		82,568		25,263		588,053
Retirements		(153,888)		—		(290,421)		(5,767)		(450,076)
Effect of translation		121		—		—		—		121
December 31, 2019	Ps.	5,085,242	Ps.	4,275,619	Ps.	1,688,829	Ps.	58,021	Ps.	11,107,711

Depreciation:
January 1, 2019	Ps.	—	Ps.	(1,781,508)	Ps.	(987,924)	Ps.	—	Ps.	(2,769,432)
Depreciation of the year		(618,374)		(285,041)		(134,775)		(32,160)		(1,070,350)
Retirements		9,714		—		275,262		—		284,976
Effect of translation		147		—		—		—		147
December 31, 2019	Ps.	(608,513)	Ps.	(2,066,549)	Ps.	(847,437)	Ps.	(32,160)	Ps.	(3,554,659)

Carrying value:
At January 1, 2019	Ps.	4,758,787	Ps.	2,494,111	Ps.	908,758	Ps.	38,525	Ps.	8,200,181
At December 31, 2019	Ps.	4,476,729	Ps.	2,209,070	Ps.	841,392	Ps.	25,861	Ps.	7,553,052

Depreciation charges are presented in Note 21.

13.	Intangible Assets and Goodwill, Net

As of December 31, 2019 and 2018, intangible assets and goodwill are summarized as follows:

	2019						2018
			Accumulated						Accumulated
	Cost		Amortization		Carrying Value		Cost		Amortization		Carrying Value
Intangible assets and goodwill with indefinite useful lives:
Trademarks	Ps.	175,444	Ps.	—	Ps.	175,444	Ps.	479,409	Ps.	—	Ps.	479,409
Concessions		15,166,067		—		15,166,067		15,166,067		—		15,166,067
Goodwill		14,113,626		—		14,113,626		14,113,626		—		14,113,626
		29,455,137		—		29,455,137		29,759,102		—		29,759,102

Intangible assets with finite useful lives: Trademarks		2,127,697		(1,899,187)		228,510		1,891,306		(1,569,786)		321,520
Concessions		553,505		(332,103)		221,402		553,505		(221,402)		332,103
Licenses		10,858,388		(6,843,169)		4,015,219		9,065,582		(5,934,647)		3,130,935
Subscriber lists		8,782,852		(6,632,419)		2,150,433		8,785,423		(6,108,251)		2,677,172
Payments for renewal of concessions		5,821,828		—		5,821,828		5,993,891		(15,454)		5,978,437
Other intangible assets		5,198,960		(3,762,535)		1,436,425		4,099,750		(3,235,503)		864,247
		33,343,230		(19,469,413)		13,873,817		30,389,457		(17,085,043)		13,304,414
	Ps.	62,798,367	Ps.	(19,469,413)	Ps.	43,328,954	Ps.	60,148,559	Ps.	(17,085,043)	Ps.	43,063,516

Changes in intangible assets and goodwill with indefinite useful lives in 2019 and 2018, were as follows:

	2019
	Trademarks		Concessions		Goodwill		Total
Cost:
Balance at beginning of period	Ps.	479,409	Ps.	15,166,067	Ps.	14,113,626	Ps.	29,759,102
Impairment adjustments		(67,574)		—		—		(67,574)
Transfers and reclassifications		(236,391)		—		—		(236,391)
Balance at end of period	Ps.	175,444	Ps.	15,166,067	Ps.	14,113,626	Ps.	29,455,137

	2018
	Trademarks		Concessions		Goodwill		Total
Cost:
Balance at beginning of period	Ps.	615,147	Ps.	15,166,067	Ps.	14,112,626	Ps.	29,893,840
Additions		—		—		1,000		1,000
Impairment adjustments		(135,750)		—		—		(135,750)
Effect of translation		12		—		—		12
Balance at end of period	Ps.	479,409	Ps.	15,166,067	Ps.	14,113,626	Ps.	29,759,102

Changes in intangible assets with finite useful lives in 2019 and 2018, were as follows:

	2019
									Payments for		Other
							Subscriber		Renewal of		Intangible
	Trademarks		Concessions		Licenses		Lists		Concessions		Assets		Total
Cost:
Balance at beginning of period	Ps.	1,891,306	Ps.	553,505	Ps.	9,065,582	Ps.	8,785,423	Ps.	5,993,891	Ps.	4,099,750	Ps.	30,389,457
Additions		—		—		913,108		—		67,285		1,126,357		2,106,750
Transfers from property, plant and equipment		—		—		1,487,056		—		—		—		1,487,056
Retirements		—		—		(526,166)		—		(239,348)		(90,324)		(855,838)
Transfers and reclassifications		236,391		—		(68,641)		1,162		—		67,479		236,391
Effect of translation		—		—		(12,551)		(3,733)		—		(4,302)		(20,586)
Balance at end of period		2,127,697		553,505		10,858,388		8,782,852		5,821,828		5,198,960		33,343,230
Amortization:
Balance at beginning of period		(1,569,786)		(221,402)		(5,934,647)		(6,108,251)		(15,454)		(3,235,503)		(17,085,043)
Amortization of the year		(329,401)		(110,701)		(1,490,841)		(530,013)		(7,773)		(31,917)		(2,500,646)
Other amortization of the year (1)		—		—		—		—		—		(531,426)		(531,426)
Retirements		—		—		529,403		—		23,227		79,108		631,738
Reclassifications		—		—		44,824		2,112		—		(46,936)		—
Effect of translation		—		—		8,092		3,733		—		4,139		15,964
Balance at end of period		(1,899,187)		(332,103)		(6,843,169)		(6,632,419)		—		(3,762,535)		(19,469,413)
	Ps.	228,510	Ps.	221,402	Ps.	4,015,219	Ps.	2,150,433	Ps.	5,821,828	Ps.	1,436,425	Ps.	13,873,817

	2018
									Payments for		Other
							Subscriber		Renewal of		Intangible
	Trademarks		Concessions		Licenses		Lists		Concessions		Assets		Total
Cost:
Balance at beginning of period	Ps.	1,891,306	Ps.	553,505	Ps.	7,470,669	Ps.	6,203,875	Ps.	244,692	Ps.	3,696,000	Ps.	20,060,047
Additions		—		—		895,187		—		5,754,543		428,448		7,078,178
Transfers from property, plant and equipment		—		—		702,562		—		—		—		702,562
Acquisition of Axtel		—		—		—		2,581,713		—		—		2,581,713
Retirements		—		—		(2,625)		—		(5,344)		(24,563)		(32,532)
Effect of translation		—		—		(211)		(165)		—		(135)		(511)
Balance at end of period		1,891,306		553,505		9,065,582		8,785,423		5,993,891		4,099,750		30,389,457
Amortization:
Balance at beginning of period		(1,096,959)		(110,701)		(4,672,961)		(5,404,722)		(7,703)		(2,774,407)		(14,067,453)
Amortization of the year		(472,827)		(110,701)		(1,264,172)		(703,694)		(8,140)		(40,125)		(2,599,659)
Other amortization of the year (1)		—		—		—		—		—		(444,679)		(444,679)
Retirements		—		—		2,320		—		389		23,365		26,074
Effect of translation		—		—		166		165		—		343		674
Balance at end of period		(1,569,786)		(221,402)		(5,934,647)		(6,108,251)		(15,454)		(3,235,503)		(17,085,043)
	Ps.	321,520	Ps.	332,103	Ps.	3,130,935	Ps.	2,677,172	Ps.	5,978,437	Ps.	864,247	Ps.	13,304,414

(1)Other amortization of the year relates primarily to amortization of soccer player rights, which is included in consolidated cost of sales.

All of the amortization charges are presented in Note 21.

The changes in the net carrying amount of goodwill, indefinite-lived trademarks and concessions for the year ended December 31, 2019 and 2018, were as follows:

	Balance as of January 1, 2019		Acquisitions		Retirements		Foreign Currency Translation Adjustments		Impairment Adjustments		Transfers		Balance as of December 31, 2019
Goodwill:
Cable	Ps.	13,794,684	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	13,794,684
Content		241,973		—		—		—		—		—		241,973
Other Businesses		76,969		—		—		—		—		—		76,969
	Ps.	14,113,626	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	14,113,626
Indefinite-lived trademarks (see Note 3):
Cable	Ps.	368,603	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(236,391)	Ps.	132,212
Other Businesses		110,806		—		—		—		(67,574)		—		43,232
	Ps.	479,409	Ps.	—	Ps.	—	Ps.	—	Ps.	(67,574)	Ps.	(236,391)	Ps.	175,444
Indefinite-lived concessions (see Note 3):
Cable	Ps.	15,070,025	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,070,025
Sky		96,042		—		—		—		—		—		96,042
	Ps.	15,166,067	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,166,067

	Balance as of January 1, 2018		Acquisitions		Retirements		Foreign Currency Translation Adjustments		Impairment Adjustments		Transfers		Balance as of December 31, 2018
Goodwill:
Cable	Ps.	13,793,684	Ps.	1,000	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	13,794,684
Content		241,973		—		—		—		—		—		241,973
Other Businesses		76,969		—		—		—		—		—		76,969
	Ps.	14,112,626	Ps.	1,000	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	14,113,626
Indefinite-lived trademarks (see Note 3):
Cable	Ps.	368,603	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	368,603
Other Businesses		246,544		—		—		12		(135,750)		—		110,806
	Ps.	615,147	Ps.	—	Ps.	—	Ps.	12	Ps.	(135,750)	Ps.	—	Ps.	479,409
Indefinite-lived concessions (see Note 3):
Cable	Ps.	15,070,025	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,070,025
Sky		96,042		—		—		—		—		—		96,042
	Ps.	15,166,067	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,166,067

During the second half of 2019 and 2018, the Group monitored the market associated with its Publishing business, which is classified into the Other Businesses segment, which has experienced a general slow-down in Latin America. Accordingly, the Group reduced its cash flow expectations for some of its foreign operations. As a result, the Group compared the fair value of the intangible assets in the reporting units with the related carrying value and recorded an aggregate impairment charge in connection with trademarks of Ps.67,574 and Ps.135,750, in other expense, net, in the consolidated statements of income for the years ended December 31, 2019 and 2018, respectively.

The key assumptions used for fair value calculations of goodwill and intangible assets in 2019, were as follows (see Note 15):

	Cable		Other Businesses
	Minimum	Maximum	Minimum	Maximum
Long-term growth rate	3.50%	3.50%	3.50%	3.50%
Discount rate	10.90%	11.20%	14.60%	15.60%

The key assumptions used for fair value calculations of goodwill and intangible assets in 2018, were as follows (see Note 15):

	Cable		Other Businesses
	Minimum	Maximum	Minimum	Maximum
Long-term growth rate	3.50%	3.50%	1.00%	5.90%
Discount rate	11.00%	11.50%	14.30%	14.60%

Management has identified that a reasonably possible change in the key assumptions identified above could cause the carrying amount to exceed in 2019, the recoverable amount of one of the five CGUs with indefinite-life intangible assets tested for impairment. The change required for the carrying amount to equal the recoverable amount is a 3.6% increase in the discount rate (equivalent to a 36 basis point change) or a 14.0% decrease in the long term growth rate (equivalent to a 50 basis point change).

As described in Note 2 (l), in 2015, the Company’s management estimated the remaining useful life of four years for acquired trademarks in specific locations of Mexico, in connection with the migration to an internally developed trademark in the Group’s Cable segment. Amortization of trademarks with a finite useful life amounted to Ps.321,520 and Ps.472,827, for each of the years ended December 31, 2019 and 2018, respectively.

In the fourth quarter of 2017, the Company’s management reviewed the useful life of certain Group’s television concessions accounted for as intangible assets in conjunction with the payment made in 2018 for renewal of concessions expiring in 2021, which amount was determined by the IFT before the renewal date (see Note 2 (b)). Based on such review, the Group classified these concessions as intangible assets with a finite useful life and began to amortize the related net carrying amount of Ps.553,505 in a period ending in 2021. Amortization of these concessions with a finite useful life amounted to Ps.110,701 for each of the years ended December 31, 2019 and 2018. Assuming a remaining useful life of five years, amortization of these concessions in future years is estimated in the following amounts:

	Year ended December 31,
2020	Ps.	110,701
2021		110,701

14.	Debt, Lease Liabilities and Other Notes Payable

Debt, lease liabilities and other notes payable outstanding as of December 31, 2019 and 2018, were as follows:

	2019										Effective	2018
			Finance		Principal, Net of		Interest				Interest
	Principal		Costs		Finance Costs		Payable		Total		Rate	Total
U.S. dollar Senior Notes:
6.625% Senior Notes due 2025 (1)	Ps.	11,330,280	Ps.	(201,124)	Ps.	11,129,156	Ps.	212,679	Ps.	11,341,835	7.60%	Ps.	11,785,933
4.625% Senior Notes due 2026 (1)		5,665,140		(29,392)		5,635,748		131,006		5,766,754	5.03%	5,867,541
8.50% Senior Notes due 2032 (1)		5,665,140		(21,636)		5,643,504		147,136		5,790,640	9.00%	6,031,784
6.625% Senior Notes due 2040 (1)		11,330,280		(126,853)		11,203,427		408,677		11,612,104	7.05%	11,705,333
5% Senior Notes due 2045 (1)		18,883,800		(429,880)		18,453,920		136,384		18,590,304	5.39%	19,368,289
6.125% Senior Notes due 2046 (1)		16,995,420		(124,072)		16,871,348		520,485		17,391,833	6.47%	17,831,360
5.25% Senior Notes due 2049 (1)		14,162,850		(304,564)		13,858,286		74,355		13,932,641	5.59%	—
Total U.S. dollar debt		84,032,910		(1,237,521)		82,795,389		1,630,722		84,426,111		72,590,240

Mexican peso debt:
7.38% Notes due 2020 (2)		—		—		—		—		—	0.00%	10,105,969
TIIE + 0.35% Notes due 2021 (2)		—		—		—		—		—	0.00%	5,995,173
TIIE + 0.35% Notes due 2022 (2)		—		—		—		—		—	0.00%	4,994,111
8.79% Notes due 2027 (2)		4,500,000		(18,481)		4,481,519		93,394		4,574,913	8.84%	4,571,455
8.49% Senior Notes due 2037 (1)		4,500,000		(12,628)		4,487,372		31,837		4,519,209	8.94%	4,518,485
7.25% Senior Notes due 2043 (1)		6,500,000		(55,460)		6,444,540		73,305		6,517,845	7.92%	6,481,443
Bank loans (3)		16,000,000		(116,183)		15,883,817		88,143		15,971,960	9.04%	5,971,497
Bank loans (Sky) (4)		5,500,000		—		5,500,000		25,212		5,525,212	7.11%	5,524,133
Bank loans (TVI) (5)		1,345,382		(1,324)		1,344,058		1,250		1,345,308	8.92%	2,339,480
Total Mexican peso debt		38,345,382		(204,076)		38,141,306		313,141		38,454,447		50,501,746
Total debt (6)		122,378,292		(1,441,597)		120,936,695		1,943,863		122,880,558		123,091,986
Less: Current portion of long-term debt		492,489		(538)		491,951		1,943,863		2,435,814		2,108,371
Long-term debt, net of current portion	Ps.	121,885,803	Ps.	(1,441,059)	Ps.	120,444,744	Ps.	—	Ps.	120,444,744		Ps.	120,983,615

Lease liabilities:
Satellite transponder lease liabilities (7)	Ps.	4,014,567	Ps.	—	Ps.	4,014,567	Ps.	—	Ps.	4,014,567	7.30%	Ps.	4,569,773
Other lease liabilities (8)		707,248		—		707,248		—		707,248	6.79%	748,171
Lease liabilities recognized as of January 1, 2019(8)		4,641,705		—		4,641,705		—		4,641,705		—
Total lease liabilities		9,363,520		—		9,363,520		—		9,363,520		5,317,944
Less: Current portion		1,257,766		—		1,257,766		—		1,257,766		651,832
Lease liabilities, net of current portion	Ps.	8,105,754	Ps.	—	Ps.	8,105,754	Ps.	—	Ps.	8,105,754		Ps.	4,666,112

Other notes payable:
Total other notes payable (9)	Ps.	1,324,063	Ps.	—	Ps.	1,324,063	Ps.	—	Ps.	1,324,063	3.00%	Ps.	2,576,874
Less: Current portion		1,324,063		—		1,324,063		—		1,324,063		1,288,437
Other notes payable, net of current portion	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—		Ps.	1,288,437

(1) The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$4,450 million and Ps.11,000,000, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046 and 2049, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 and 2049, are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”). In December 2017, the Company prepaid the principal outstanding amount of U.S.$500 million Senior Notes due 2018 at an aggregate redemption price of Ps.9,841,716 (U.S.$511.7 million), which included related fees and accrued and unpaid interest at the redemption date (see Note 23).

(2) In 2010, 2014, 2015 and October 2017, the Company issued Notes (“Certificados Bursátiles”) due 2020, 2021, 2022 and 2027, respectively, through the BMV in the aggregate principal amount of Ps.10,000,000, Ps.6,000,000, Ps.5,000,000 and Ps.4,500,000, respectively. In July 2019, the Company prepaid all of the outstanding Notes due 2021 and 2022 in the aggregate principal amount of Ps.11,000,000. In October 2019, the Company prepaid all of the outstanding Notes due 2020 in the aggregate principal amount of Ps.10,000,000. Interest rate on the Notes due 2020 was 7.38% per annum and was payable semi-annually. Interest rate on the Notes due 2021 and 2022 was the TIIE plus 35 basis points per annum and was payable every 28 days. Interest rate on the Notes due 2027 is 8.79% per annum and is payable semi-annually. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The agreement of the Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(3) In November and December 2017, the Company entered into long-term credit agreements with three Mexican banks, in the aggregate principal amount of Ps.6,000,000, and an annual interest rate payable on a monthly basis of 28-day TIIE plus a range between 125 and 130 basis points , and principal maturities between 2022 and 2023. The proceeds of these loans were used primarily for the prepayment in full of the Senior Notes due 2018. Under the terms of these loan agreements, the Company is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions. In 2016 includes a long-term credit agreement entered into by the Company with a Mexican bank in the principal amount of Ps.1,250,000 with principal maturities between 2017 and 2018, and an annual interest rate payable on a monthly basis of 28-day TIIE plus 117.5 basis points. The Company prepaid the remaining principal amount of this credit agreement in fourth quarter of 2017, in the aggregate amount of Ps.629,311, which included accrued and unpaid interest. In July 2019, the Company entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000,000. The funds from this loan were used for general corporate purposes, including the refinancing of the Company’s indebtedness. This loan bears interest at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio. The credit agreement of this loan requires the maintenance of financial ratios related to indebtedness and interest expense.

(4) In March 2016, Sky entered into long-term credit agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities between 2021 and 2023, and interest payable on a monthly basis with an annual interest rate in the range of 7.0% and 7.13%. Under the terms of these credit agreements, the Company is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions.

(5) In 2019 and 2018, included outstanding balances in the aggregate principal amount of Ps.1,345,382 and Ps.2,334,538, respectively, in connection with credit agreements entered into by TVI with Mexican banks, with maturities between 2019 and 2022, bearing interest at an annual rate of TIIE plus a range between 100 and 125 basis points, which is payable on a monthly basis. This TVI long-term indebtedness is guaranteed by the Company. Under the terms of these credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.

(6) Total debt as of December 31, 2018, is presented net of unamortized finance costs in the aggregate amount of Ps.1,152,661, interest payable in the aggregate amount of Ps.1,120,009.

(7) Under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010, Sky is obligated to pay at an annual interest rate of 7.30%, a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years or; (b) the date IS-21 is taken out of service (see Note 12).

(8) In 2019, includes lease liabilities recognized beginning on January 1, 2019 under IFRS 16 for an aggregate amount of Ps.4,797,312. Also, includes minimum lease payments of property and equipment under leases that qualify as lease liabilities. In 2019 and 2018, includes Ps.699,066 and Ps.691,591, respectively, in connection with a lease agreement entered into by a subsidiary of the Company and GTAC for the right to use certain capacity of a telecommunications network through 2029 (see Note 20). This lease agreement provides for annual payments through 2029. Other lease liabilities have terms which expire at various dates between 2019 and 2020.

(9) Notes payable issued by the Group in 2016, in connection with the acquisition of a non-controlling interest in TVI. In 2019 and 2018, cash payments to be made between 2018 and 2020 related to these notes payable amounted to an aggregate of Ps.1,330,000 and Ps.2,624,375, respectively, including interest of Ps.142,500 and Ps.249,375, respectively (see Note 3). Accumulated accrued interest for this transaction amounted to Ps.136,563 and Ps.201,874, as of December 31, 2019 and 2018, respectively. This was regarded as a Level 2 debt, which was fair valued using a discounted cash flow approach, which discounts the contractual cash flows using discount rates derived from observable market price of other quoted debt instruments. In March 2017, the Group prepaid a portion of the outstanding other notes payable with original maturities in August 2017 and 2018, for an aggregate amount of Ps.1,292,438, which included accrued interest at the payment date. In February 2020, the Group repaid all of its outstanding other notes payable as of December 31, 2019.

As of December 31, 2019 and 2018, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group’s investments in UHI and the investment in Open Ended Fund (hedged items) were as follows (see Notes 2 (e) and 4):

	December 31, 2019				December 31, 2018
Hedged Items	Millions of U.S. dollars		Thousands of Mexican pesos		Millions of U.S. dollars		Thousands of Mexican pesos
Investment in shares of UHI (net investment hedge)	U.S.$	433.7	Ps.	8,189,662	U.S.$	421.2	Ps.	8,285,286
Warrants issued by UHI (foreign currency fair value hedge)		1,788.6		33,775,451		1,775.1		34,921,530
Open Ended Fund (foreign currency fair value hedge)		248.3		4,688,202		389.5		7,662,726
Total	U.S.$	2,470.6	Ps.	46,653,315	U.S.$	2,585.8	Ps.	50,869,542

The foreign exchange gain or loss derived from the Company’s U.S. dollar denominated long-term debt designated as a hedge, for the years ended December 31, 2019 and 2018, is analyzed as follows (see Notes 9 and 23):

	Year Ended		Year Ended
Foreign Exchange Gain or Loss Derived from Senior Notes Designated as Hedging Instruments	December 31, 2019		December 31, 2018
Recognized in:
Comprehensive income	Ps.	2,030,424	Ps.	(189,213)
Total foreign exchange gain (loss) derived from hedging Senior Notes	Ps.	2,030,424	Ps.	(189,213)

Offset against:
Foreign currency translation loss derived from the hedged net investment in shares of UHI	Ps.	(337,742)	Ps.	(1,958)
Foreign exchange loss derived from hedged warrants issued by UHI		(1,403,384)		(125,955)
Foreign exchange (loss) gain derived from the hedged Open Ended Fund		(289,298)		317,126
Total foreign currency translation and foreign exchange (loss) gain derived from hedged assets	Ps.	(2,030,424)	Ps.	189,213

Maturities of Debt and Lease Liabilities

Debt maturities for the years subsequent to December 31, 2019, are as follows:

			Unamortized
	Nominal		Finance Costs
2020	Ps.	492,489	Ps.	(538)
2021		1,992,489		(497)
2022		6,860,404		(12,454)
2023		3,500,000		(9,194)
2024		10,000,000		(94,824)
Thereafter		99,532,910		(1,324,090)
	Ps.	122,378,292	Ps.	(1,441,597)

Future minimum payments under lease liabilities for the years subsequent to December 31, 2019, are as follows:

2020	Ps.	1,989,358
2021		1,657,949
2022		1,576,272
2023		2,522,860
2024		2,300,744
Thereafter		9,043,322
		19,090,505
Less: Amount representing interest		9,726,985
	Ps.	9,363,520

A reconciliation of long-term debt and lease liabilities arising from financing activities in the Group’s consolidated statement of cash flows for the year ended December 31, 2019 and 2018, is as follows:

			Cash Flow				Non-Cash Changes
	Balance as of January 1, 2019		New Debt		Payments		New Debt and Leases		Foreign Exchange Income		Interest		Balance as of December 31, 2019
Debt	Ps.	123,124,638	Ps.	24,298,075	Ps.	(21,989,156)	Ps.	—	Ps.	(3,055,265)	Ps.	—	Ps.	122,378,292
Finance Costs		—		—		(50,531)		—		—		—		(50,531)
Satellite transponder lease liabilities		4,569,773		—		(387,428)		—		(167,778)		—		4,014,567
Other lease liabilities		748,171		—		(172,195)		82,597		—		48,675		707,248
Lease liabilities recognized as of January 1, 2019		4,797,312		—		(883,533)		762,910		(34,984)		—		4,641,705
Total debt and lease liabilities	Ps.	133,239,894	Ps.	24,298,075	Ps.	(23,482,843)	Ps.	845,507	Ps.	(3,258,027)	Ps.	48,675	Ps.	131,691,281

			Cash Flow				Non-Cash Changes
	Balance as of January 1, 2018		New Debt		Payments		New Debt and Leases		Foreign Exchange Income		Interest		Balance as of December 31, 2018
Debt	Ps.	123,550,897	Ps.	—	Ps.	(307,489)	Ps.	—	Ps.	(118,770)	Ps.	—	Ps.	123,124,638
Satellite transponder lease liabilities		4,938,049		—		(360,820)		—		(7,456)		—		4,569,773
Other lease liabilities		684,725		—		(179,628)		208,828		—		34,246		748,171
Total debt and lease liabilities	Ps.	129,173,671	Ps.	—	Ps.	(847,937)	Ps.	208,828	Ps.	(126,226)	Ps.	34,246	Ps.	128,442,582

During 2018, the Company executed a revolving credit facility with a syndicate of banks, for up to an amount equivalent to U.S.$618 million payable in Mexican pesos, for a three-year term. The funds may be used for the repayment of existing indebtedness and such other general corporate purposes as may be authorized by the Board of Directors of the Company. This revolving credit facility was available as of December 31, 2019. In March 2020, the Company drew down Ps.14,770,694 under this credit facility, with maturity in the first quarter of 2022, which may be prepaid on the last day of any interest period without penalty.

15.       Financial Instruments

The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, temporary investments, accounts and notes receivable, a long-term loan receivable from GTAC, warrants that are exercisable for UHI’s common stock, non-current investments in debt and equity securities, and in securities in the form of an open-ended fund, accounts payable, outstanding debt, lease liabilities, other notes payable, and derivative financial instruments. For cash and cash equivalents, temporary investments, accounts receivable, accounts payable, and short-term notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities are based on quoted market prices.

The fair value of long-term loans that the Group borrowed from leading Mexican banks (see Note 14), has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of non-current investments in financial instruments, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

The carrying and estimated fair values of the Group’s non-derivative financial instruments as of December 31, 2019 and 2018, were as follows:

	2019				2018
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Cash and cash equivalents	Ps.	27,451,997	Ps.	27,451,997	Ps.	32,068,291	Ps.	32,068,291
Temporary investments		—		—		30,992		30,992
Trade notes and accounts receivable, net		14,486,184		14,486,184		19,748,850		19,748,850
Warrants issued by UHI (see Note 9)		33,775,451		33,775,451		34,921,530		34,921,530
Long-term loan and interest receivable from GTAC (see Note 10)		872,317		875,585		817,605		824,540
Open Ended Fund (see Note 9)		4,688,202		4,688,202		7,662,726		7,662,726
Other equity instruments (see Note 9)		5,751,001		5,751,001		6,545,625		6,545,625
Other financial assets (see Note 9)		—		—		72,612		72,612
Liabilities:
Senior Notes due 2025, 2032 and 2040	Ps.	28,325,700	Ps.	34,954,254	Ps.	29,509,500	Ps.	33,110,013
Senior Notes due 2045		18,883,800		19,739,047		19,673,000		17,317,748
Senior Notes due 2037 and 2043		11,000,000		8,986,870		11,000,000		7,905,625
Senior Notes due 2026 and 2046		22,660,560		26,645,193		23,607,600		24,051,128
Senior Notes due 2049		14,162,850		15,364,426		—		—
Notes due 2020		—		—		10,000,000		9,605,700
Notes due 2021		—		—		6,000,000		5,956,506
Notes due 2022		—		—		5,000,000		4,941,430
Notes due 2027		4,500,000		4,656,375		4,500,000		4,027,275
Short and long-term notes payable to Mexican banks		22,845,382		23,012,707		13,834,538		13,551,620
Lease liabilities		9,363,520		9,120,903		5,317,944		5,121,534
Other notes payable		1,324,063		1,295,780		2,576,874		2,430,667

The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of December 31, 2019 and 2018, were as follows:

December 31, 2019: Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)		Maturity Date
Assets:
Derivatives recorded as accounting hedges (cash flow hedges):
TVI’s interest rate swap (a)	Ps.	4,592	Ps.	407,200	May 2020 through May 2022
Total assets	Ps.	4,592
Liabilities:
Derivatives recorded as accounting hedges (cash flow hedges):
TVI’s interest rate swap (b)	Ps.	8,943	Ps.	938,182	April 2022
Interest rate swap (c)	38,543		Ps.	2,000,000	October 2022
Interest rate swap (d)	30,702		Ps.	1,500,000	October 2022
Interest rate swap (e)	83,122		Ps.	2,500,000	February 2023
Interest rate swap (f)	185,205		Ps.	6,000,000	June 2024
Forward (g)	144,466		U.S.$	218,688	January 2020 through September 2020
Derivatives not recorded as accounting hedges:
TVI’s forward (h)		45,968	U.S.$	66,000	January 2020 through October 2020
Empresas Cablevisión’s forward (i)	48,474		U.S.$	73,000	January 2020 through October 2020
Sky’s forward (j)	87,090		U.S.$	127,850	January 2020 through September 2020
Forward (k)	242,777		U.S.$	361,550	January 2020 through October 2020
Total liabilities	Ps.	915,290

December 31, 2018: Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)		Maturity Date
Assets:
Derivatives recorded as accounting hedges (cash flow hedges):
TVI’s interest rate swap (a)	Ps.	37,251	Ps.	1,188,667	April 2019 through May 2022
TVI’s interest rate swap (b)	32,267		Ps.	1,145,871	April 2022
Interest rate swap (l)	340,153		Ps.	6,000,000	April 2021
Interest rate swap (m)	299,560		Ps.	5,000,000	May 2022
Interest rate swap (c)	85,073		Ps.	2,000,000	October 2022
Interest rate swap (d)	63,420		Ps.	1,500,000	October 2022
Interest rate swap (e)	76,876		Ps.	2,500,000	February 2023
Forward (g)	100,922		U.S.$	224,000	January 2019 through November 2019
Total assets	Ps.	1,035,522
Liabilities:
Derivatives not recorded as accounting hedges:
TVI’s forward (h)	Ps.	10,255	U.S.$	75,000	January 2019 through October 2019
Empresas Cablevisión’s forward (i)	10,518		U.S.$	82,000	January 2019 through October 2019
Sky’s forward (j)	27,309		U.S.$	38,600	January 2019 through August 2019
Forward (k)	99,979		U.S.$	491,400	January 2019 through October 2019
Total liabilities	Ps.	148,061

(a)	TVI has entered into several derivative transaction agreements (interest rate swaps) with two financial institutions from August 2013 through May 2022 to hedge the variable interest rate exposure resulting from Mexican peso loans of a total principal amount of Ps.407,200 and Ps.1,188,667, as of December 31, 2019 and 2018, respectively. Under these agreements, the Company receives monthly payments based on aggregate notional amounts of Ps.407,200 and Ps.1,188,667 and makes payments based on the same notional amount at an annual weighted average fixed rate of 5.508%. TVI has recognized the change in fair value of this transaction as an accounting hedge, and recorded a loss of Ps.54,383 and Ps.21,722 in other comprehensive income or loss as of December 31, 2019 and 2018, respectively. In the years ended as of December 31, 2019 and 2018, TVI recorded a gain of Ps.26,962 and Ps.33,692, respectively, in consolidated other finance income or expense.

(b)	In March and April 2017, TVI entered into several derivative transaction agreements (interest rate swaps) with two financial institutions through April 2022 to hedge the variable interest rate exposure resulting from Mexican peso loan of a total principal amount of Ps.938,182 and Ps.1,145,871, as of December 31, 2019 and 2018, respectively. Under these agreements, the Company receives monthly payments based on aggregate notional amounts of Ps.938,182 and Ps.1,145,871, as of December 31, 2019 and 2018, respectively, at an annual variable rate of 28-days TIIE and makes monthly payments based on the same notional amounts at an annual weighted average fixed rate of 7.2663%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a (loss) gain of Ps.(8,943) and Ps.32,267 in other comprehensive income or loss as of December 31, 2019 and 2018, respectively. TVI recorded a gain of Ps.11,738 and Ps.8,881 for this transaction agreement in consolidated other finance income or expense as of December 31, 2019 and 2018, respectively.

(c)

In November 2017, the Company entered into a derivative transaction agreement (interest rate swap) through October 2022, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.2,000,000. Under this transaction, the Company receives monthly payments based on an aggregate notional amount of Ps.2,000,000, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.3275%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative (loss) gain of Ps.(38,543) and Ps.85,073 in other comprehensive income or loss as of December 31, 2019 and 2018, respectively. In 2019 and 2018, the Company recorded a gain of Ps.20,933 and Ps.12,374, respectively, in consolidated other finance income or expense.

(d)	In November and December 2017, the Company entered into a derivative transaction agreement (interest rate swap) through October 2022, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.1,500,000. Under this transaction, the Company receives monthly payments based on an aggregate notional amount of Ps.1,500,000, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.35%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative (loss) gain of Ps.(30,702) and Ps.63,420, in other comprehensive income or loss as of December 31, 2019 and 2018, respectively. In 2019, the Company recorded a gain of Ps.15,472 in consolidated other finance income or expense.

(e)	In January 2018, the Company entered into a derivative transaction agreement (interest rate swap) through February 2023, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.2,500,000. Under this transaction, the Company receives monthly payments based on aggregate notional amounts of Ps.2,500,000, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.7485%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative (loss) gain of Ps.(83,122) and Ps.76,876 in other comprehensive income or loss as of December 31, 2019 and 2018, respectively. In 2019, the Company recorded a gain of Ps.16,167 in consolidated other finance income or expense.

(f)	In June and July 2019, the Company entered into a derivative transaction agreement (interest rate swap) through June 2024, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.6,000,000. Under this transaction, the Company receives monthly payments based on aggregate notional amounts of Ps.6,000,000, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.3873%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative loss of Ps.185,205 in other comprehensive income or loss as of December 31, 2019. In 2019, the Company recorded a gain of Ps.21,488 in consolidated other finance income or expense.

(g)	As of December 31, 2019 and 2018, the Company had entered into derivative contracts of foreign currency (forward) to fix the exchange rate for the purchase of U.S.$218.7 million and U.S.$224.0 million, respectively at an average exchange rate of Ps.19.9256 and Ps.19.6767, respectively. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative (loss) gain of Ps.(144,466) and Ps.100,922 for this transaction agreement in other comprehensive income or loss as of December 31, 2019, and 2018, respectively. In 2019 and 2018, the Company recorded a loss of Ps.107,440 and Ps.153,853 in consolidated other finance income or expense, respectively.

(h)	As of December 31, 2019, TVI had foreign currency contracts (forward) in the aggregate notional amount of U.S.$66.0 million at an average rate of Ps.20.0094. As a result of the change in fair value of these agreements, in the year ended December 31, 2019, the Company recorded a loss of Ps.149,389, in consolidated other finance income or expense.

(i)	As of December 31, 2019, Empresas Cablevisión had foreign currency contracts (forward) in the aggregate notional amount of U.S.$73.0 million at an average rate of Ps.20.0049. As a result of the change in fair value of these agreements, in the year ended December 31, 2019, the Company recorded a loss of Ps.147,383, in consolidated other finance income or expense.

(j)	As of December 31, 2019, Sky had foreign currency contracts (forward) in the aggregate notional amount of U.S.$127.8 million at an average rate of Ps.20.0001. As a result of the change in fair value of these agreements, in the year ended December 31, 2019, the Company recorded a loss of Ps.115,189, in consolidated other finance income or expense.

(k)	As of December 31, 2019 and 2018, the Company had foreign currency contracts (forward) in the aggregate notional amount of U.S.$361.5 million and U.S.$491.4 million at an average rate of Ps.19.9898 and Ps.20.3561, respectively. As a result of the change in fair value of these agreements, in the years ended December 31, 2019 and 2018, the Company recorded a loss of Ps.820,585 and Ps.331,946, in consolidated other finance income or expense, respectively.

(l)	The Company entered into derivative transaction agreements (interest rate swaps) through April 2021 to hedge the variable interest rate exposure resulting from TIIE plus 0.35% Notes due 2021. Under these transactions, the Company received 28-day TIIE payments based on a principal amount of Ps.6,000,000, as of December 31, 2018, and made 28-day payments based on the same notional amount at an annual weighted average fixed rate of 5.9351%. The Company recognized the change in fair value of these transactions as an accounting hedge, and recorded a cumulative gain of Ps.340,153 in other comprehensive income or loss as of December 31, 2018. In connection with the prepayment in July 2019 of the TIIE plus 0.35% Notes with an original maturity in 2021, the Company terminated these agreements early for a notional amount of Ps.6,000,000, and recorded a net gain of Ps.152,415, in consolidated other finance income. In the years ended December 31, 2019, 2018 and 2017, the Company recorded a gain of Ps.248,420, Ps.119,975 and Ps.58,278, respectively, for these transaction agreements in consolidated other finance income or expense.

(m)	In 2017, 2016, and 2015, the Company entered into derivative transaction agreements (interest rate swaps) through May 2022 to hedge the variable interest rate exposure resulting from TIIE plus 0.35% Notes due 2022. Under these transactions, the Company received 28-day TIIE payments based on a principal amount of Ps.5,000,000, as of December 31, 2018, and made 28-day payments based on the same notional amount at an annual weighted average fixed rate of 6.5716%. The Company recognized the change in fair value of these transactions as an accounting hedge, and recorded a cumulative gain of Ps.299,560 in other comprehensive income or loss as of December 31, 2018. In connection with the prepayment in July 2019 of the TIIE plus 0.35% Notes with an original maturity in 2022, the Company terminated these agreements early for a notional amount of Ps.5,000,000, and recorded a net gain of Ps.44,333, in consolidated other finance income. In the years ended December 31, 2019, 2018 and 2017, the Company recorded a gain of Ps.106,515, Ps.69,483 and Ps.26,457, respectively, for these transaction agreements in consolidated other finance income or expense.

Fair Value Measurement

Assets and Liabilities Measured at Fair Value on a Recurring Basis

All fair value adjustments as of December 31, 2019 and 2018, represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, the Group’s financial instruments are separated into three categories: temporary investments, investments in financial assets at FVOCIL and derivative financial instruments.

Financial assets and liabilities measured at fair value as of December 31, 2019 and 2018:

	Balance as of December 31,		Quoted Prices in Active Markets for Identical		Internal Models with Significant Observable		Internal Models with Significant Unobservable
	2019		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL:
Open Ended Fund	Ps.	4,688,202	Ps.	—	Ps.	4,688,202	Ps.	—
Other equity instruments	5,751,001		5,751,001		—		—
Warrants issued by UHI	33,775,451		—		—		33,775,451
Derivative financial instruments	4,592		—		4,592		—
Total	Ps.	44,219,246	Ps.	5,751,001	Ps.	4,692,794	Ps.	33,775,451

Liabilities:
Derivative financial instruments	Ps.	915,290	Ps.	—	Ps.	915,290	Ps.	—
Total	Ps.	915,290	Ps.	—	Ps.	915,290	Ps.	—

	Balance as of December 31,		Quoted Prices in Active Markets for Identical		Internal Models with Significant Observable		Internal Models with Significant Unobservable
	2018		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
Temporary investments	Ps.	30,992	Ps.	30,992	Ps.	—	Ps.	—
At FVOCIL:
Open Ended Fund	7,662,726		—		7,662,726		—
Other equity instruments	6,545,625		6,545,625		—		—
Other financial assets	72,612		72,612		—		—
Warrants issued by UHI	34,921,530		—		—		34,921,530
Derivative financial instruments	1,035,522		—		1,035,522		—
Total	Ps.	50,269,007	Ps.	6,649,229	Ps.	8,698,248	Ps.	34,921,530

Liabilities:
Derivative financial instruments	Ps.	148,061	Ps.	—	Ps.	148,061	Ps.	—
Total	Ps.	148,061	Ps.	—	Ps.	148,061	Ps.	—

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the years ended December 31, 2019 and 2018:

	2019		2018
Balance at beginning of year	Ps.	34,921,530	Ps.	36,395,183
Included in other comprehensive income	(1,146,079)		(1,473,653)
Balance at the end of year	Ps.	33,775,451	Ps.	34,921,530

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

As of December 31, 2017, the Group made judgments and used several estimates and assumptions for determining the fair value calculations of the shares of common stock of Imagina (see Note 3). These estimates and assumptions included, among others, expected long-term growth rates and operating margins, which were used to calculate projected future cash flows. The Group also utilized risk-adjusted discount rates to determine weighted average cost of capital. All of the Group´s estimates were based on historical data, internal estimates and observable external sources when available, and were consistent with the strategic plans of the underlying business.

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

UHI Warrants

In July 2015, the Group exchanged its investment in U.S.$1,125 million principal amount of Convertible Debentures due 2025 issued by UHI for 4,858,485 warrants that are exercisable for UHI’s common stock, and exercised 267,532 of these warrants to increase its equity stake in UHI from 7.8% to 10% (see Notes 9 and 10).

The Group determined the fair value of its investment in warrants by using the income approach based on post-tax discounted cash flows. The income approach requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on weighted average cost of capital within a range of 8% to 9%, among others. The Group´s estimates for market growth were based on historical data, various internal estimates and observable external sources when available, and are based on assumptions that are consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology is an internal model with significant unobservable inputs, the UHI warrants are classified as Level 3. Additionally, the Group determined the fair value of its investment in warrants by using the Black-Scholes model (“BSPM”). The BSPM involves the use of significant estimates and assumptions. The assumptions used as of December 31, 2019, 2018 and 2017, included the UHI stock´s spot price of U.S.$390, U.S.$387 and U.S.$402 per share on a fully-diluted, as–converted basis, respectively, and the UHI stock’s expected volatility of 40%, 36% and 32%, respectively.

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

As of December 31, 2019 and 2018, the effect on consolidated income and consolidated equity of changing the main assumptions used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest or lowest value of the range reasonably possible, would be as follows:

			Potential Impact on
			Consolidated Income Statement				Potential Impact on Consolidated Equity
	Main Assumptions		Most Favorable Assumptions		Least Favorable Assumptions		Most Favorable Assumptions		Least Favorable Assumptions
Financial Assets Level 3	Used	Sensitivity	2019		2019		2019		2019
Warrants issued by UHI	Price per Share	+/-10%	Ps.	—	Ps.	—	Ps.	3,377,623	Ps.	(3,377,623)
Total			Ps.	—	Ps.	—	Ps.	3,377,623	Ps.	(3,377,623)

			Potential Impact on
			Consolidated Income Statement				Potential Impact on Consolidated Equity
	Main Assumptions		Most Favorable Assumptions		Least Favorable Assumptions		Most Favorable Assumptions		Least Favorable Assumptions
Financial Assets Level 3	Used	Sensitivity	2018		2018		2018		2018
Warrants issued by UHI	Price per Share	+/-10%	Ps.	—	Ps.	—	Ps.	3,492,229	Ps.	(3,492,229)
Total			Ps.	—	Ps.	—	Ps.	3,492,229	Ps.	(3,492,229)

Derivative Financial Instruments

Derivative financial instruments include swaps, forwards and options (see Notes 2 (w) and 4).

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

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The majority of the Group’s non-financial instruments, which include goodwill, intangible assets, inventories, transmission rights and programming, property, plant and equipment and right-of-use assets are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur (or at least annually in the fourth quarter for goodwill and indefinite-lived intangible assets) such that a non-financial instrument is required to be evaluated for impairment, a resulting asset impairment would require that, the non-financial instrument be recorded at the lower of carrying amount or its recoverable amount.

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

16.	Post-employment Benefits

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

The Group used actuarial assumptions to determine the present value of defined benefit obligations, as follows:

	2019	2018
Discount rate	7.0%	8.4%
Salary scale	5.0%	5.2%
Inflation rate	3.5%	3.7%

Had the discount rate of 7.02% used by the Group in 2019 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase to Ps.3,037,398 as of December 31, 2019.

Had the discount rate of 8.37% used by the Group in 2018 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase to Ps.2,601,278 as of December 31, 2018.

The reconciliation between defined benefit obligations and post-employment benefit liability (asset) in the consolidated statements of financial position as of December 31, 2019 and 2018, is presented as follows:

			Seniority
	Pensions		Premiums		2019
Vested benefit obligations	Ps.	449,752	Ps.	338,962	Ps.	788,714
Unvested benefit obligations		1,890,108		168,786		2,058,894
Defined benefit obligations		2,339,860		507,748		2,847,608
Fair value of plan assets		1,051,076		328,420		1,379,496
Underfunded status of the plan assets	Ps.	1,288,784	Ps.	179,328	Ps.	1,468,112
Post-employment benefit liability	Ps.	1,288,784	Ps.	179,328	Ps.	1,468,112

			Seniority
	Pensions		Premiums		2018
Vested benefit obligations	Ps.	312,454	Ps.	305,475	Ps.	617,929
Unvested benefit obligations		1,721,772		137,826		1,859,598
Defined benefit obligations		2,034,226		443,301		2,477,527
Fair value of plan assets		1,108,176		406,854		1,515,030
Underfunded status of the plan assets	Ps.	926,050	Ps.	36,447	Ps.	962,497
Post-employment benefit liability	Ps.	926,050	Ps.	36,447	Ps.	962,497

The components of net periodic pensions and seniority premiums cost for the years ended December 31, consisted of the following:

	2019		2018
Service cost	Ps.	131,662	Ps.	129,707
Interest cost		193,344		170,653
Prior service cost for plan amendments		46,846		(8,613)
Interest on plan assets		(112,788)		(120,591)
Net periodic cost	Ps.	259,064	Ps.	171,156

The Group’s defined benefit obligations, plan assets, funded status and balances in the consolidated statements of financial position as of December 31, 2019 and 2018, associated with post-employment benefits, are presented as follows:

			Seniority
	Pensions		Premiums		2019		2018
Defined benefit obligations:
Beginning of year	Ps.	2,034,226	Ps.	443,301	Ps.	2,477,527	Ps.	2,419,153
Service cost		81,483		50,179		131,662		129,707
Interest cost		158,065		35,279		193,344		170,653
Benefits paid		(136,962)		(78,512)		(215,474)		(183,496)
Remeasurement of post-employment benefit obligations		165,775		47,928		213,703		(49,877)
Past service cost		37,273		9,573		46,846		(8,613)
End of year		2,339,860		507,748		2,847,608		2,477,527

Fair value of plan assets:
Beginning of year		1,108,176		406,854		1,515,030		1,703,058
Return on plan assets		82,002		30,786		112,788		120,591
Remeasurement on plan assets		(17,227)		(16,162)		(33,389)		(146,963)
Benefits paid		(121,875)		(93,058)		(214,933)		(161,656)
End of year		1,051,076		328,420		1,379,496		1,515,030
Unfunded status of the plan assets	Ps.	1,288,784	Ps.	179,328	Ps.	1,468,112	Ps.	962,497

The changes in the net post-employment liability (asset) in the consolidated statements of financial position as of December 31, 2019 and 2018, are as follows:

			Seniority
	Pensions		Premiums		2019		2018
Beginning of net post-employment liability (asset)	Ps.	926,050	Ps.	36,447	Ps.	962,497	Ps.	716,095
Net periodic cost		194,819		64,245		259,064		171,156
Remeasurement of post-employment benefits		183,002		64,090		247,092		97,086
Benefits paid		(15,087)		14,546		(541)		(21,840)
Ending net post-employment liability	Ps.	1,288,784	Ps.	179,328	Ps.	1,468,112	Ps.	962,497

The post-employment benefits as of December 31, 2019 and 2018 and remeasurements adjustments for the years ended December 31, 2019 and 2018, are summarized as follows:

	2019		2018
Pensions:
Defined benefit obligations	Ps.	2,339,860	Ps.	2,034,226
Plan assets		1,051,076		1,108,176
Unfunded status of plans		1,288,784		926,050
Remeasurements adjustments (1)		183,002		70,861
Seniority premiums:
Defined benefit obligations	Ps.	507,748	Ps.	443,301
Plan assets		328,420		406,854
Unfunded status of plans		179,328		36,447
Remeasurements adjustments (1)		64,090		26,225

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

The weighted average asset allocation by asset category as of December 31, 2019 and 2018, was as follows:

	2019	2018
Equity securities (1)	28.6%	29.1%
Fixed rate instruments	71.4%	70.9%
Total	100.0%	100.0%

(1) Included within plan assets at December 31, 2019 and 2018, are shares of the Company held by the trust with a fair value of Ps.136,963 and Ps.152,367, respectively.

The weighted average expected long-term rate of return of plan assets of 7.02% and 8.37% were used in determining net periodic pension cost in 2019 and 2018, respectively. The rate used reflected an estimate of long-term future returns for the plan assets. This estimate was primarily a function of the asset classes (equities versus fixed income) in which the plan assets were invested and the analysis of past performance of these asset classes over a long period of time.

This analysis included expected long-term inflation and the risk premiums associated with equity investments and fixed income investments.

The following table summarizes the Group’s plan assets measured at fair value on a recurring basis as of December 31, 2019 and 2018:

	Balance as of		Quoted Prices in Active Markets for Identical		Internal Models with Significant Observable		Internal Models with Significant Unobservable
	December 31, 2019		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Common Stocks (1)	Ps.	136,963	Ps.	136,963	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		218,269		218,269		—		—
Money market securities (3)		766,181		766,181		—		—
Other equity securities		258,083		258,083		—		—
Total investment assets	Ps.	1,379,496	Ps.	1,379,496	Ps.	—	Ps.	—

	Balance as of		Quoted Prices in Active Markets for Identical		Internal Models with Significant Observable		Internal Models with Significant Unobservable
	December 31, 2018		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Common Stocks (1)	Ps.	152,367	Ps.	152,367	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		208,565		208,565		—		—
Money market securities (3)		880,808		880,808		—		—
Other equity securities		273,290		273,290		—		—
Total investment assets	Ps.	1,515,030	Ps.	1,515,030	Ps.	—	Ps.	—

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

The Group did not make contributions to its plan assets in 2019 and 2018, and does not expect to make significant contributions to its plan assets in 2020.

The weighted average durations of the defined benefit plans as of December 31, 2019 and 2018, were as follows:

	2019	2018
Seniority Premiums	8.2 years	8.4 years
Pensions	7.0 years	8.0 years

17.	Capital Stock and Long-term Retention Plan

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

At December 31, 2019, shares of capital stock and CPOs consisted of (in millions):

	Authorized and	Repurchased by the	Held by a Company’s
	Issued (1) (4)	Company (2) (4)	Trust (3) (4)	Outstanding
Series “A” Shares	122,179.4	(973.7)	(4,981.8)	116,223.9
Series “B” Shares	58,019.7	(856.9)	(4,310.0)	52,852.8
Series “D” Shares	88,554.1	(1,363.3)	(3,107.0)	84,083.8
Series “L” Shares	88,554.1	(1,363.3)	(3,107.0)	84,083.8
Total	357,307.3	(4,557.2)	(15,505.8)	337,244.3

Shares in the form of CPOs	296,023.0	(4,557.2)	(10,386.3)	281,079.5
Shares not in the form of CPOs	61,284.3	—	(5,119.5)	56,164.8
Total	357,307.3	(4,557.2)	(15,505.8)	337,244.3

CPOs	2,530.1	(38.9)	(88.8)	2,402.4

(1) As of December 31, 2019, the authorized and issued capital stock amounted to Ps.4,907,765 (nominal Ps.2,459,154).

(2) In 2019 and 2018, the Company repurchased, 4,557.2 million shares and 2,977.6 million shares, respectively, in the form of 38.9 million CPOs and 25.5 million CPOs, respectively, in the amount of Ps.1,385,750 and Ps.1,541,180, respectively, in connection with a share repurchase program that was approved by the Company’s stockholders and is exercised at the discretion of management.

(3) In connection with the Company’s Long-Term Retention Plan described below.

(4) On April 27, 2018, the Company’s stockholders approved to cancel in May 2018, 5,122.6 million shares of the Company’s capital stock in the form of 43.8 million CPOs, which were repurchased or acquired by the Company in 2017 and 2018.

A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2019 and 2018, is presented as follows (in millions):

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2018	116,787.7	53,935.8	85,806.8	85,806.8	342,337.1	2,451.6
Repurchased (1)	(636.3)	(559.9)	(890.7)	(890.7)	(2,977.6)	(25.5)
Acquired (2)	(1,074.2)	(945.3)	(1,503.8)	(1,503.8)	(5,027.1)	(42.9)
Released (2)	1,130.0	685.5	1,090.6	1,090.6	3,996.7	31.2
As of December 31, 2018	116,207.2	53,116.1	84,502.9	84,502.9	338,329.1	2,414.4
Repurchased (1)	(973.7)	(856.9)	(1,363.3)	(1,363.3)	(4,557.2)	(38.9)
Acquired (2)	(65.6)	(57.7)	(91.9)	(91.9)	(307.1)	(2.7)
Released (2)	1,056.0	651.3	1,036.1	1,036.1	3,779.5	29.6
As of December 31, 2019	116,223.9	52,852.8	84,083.8	84,083.8	337,244.3	2,402.4

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

At December 31, 2019, the restated for inflation tax value of the Company’s common stock was Ps.50,954,808. In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 18).

Long-Term Retention Plan

The Company has adopted a Long-Term Retention Plan for the conditional sale of the Company’s capital stock to key Group officers and employees under a special purpose trust.

At the Company’s annual general ordinary stockholders’ meeting held on April 2, 2013, the Company’s stockholders approved that the number of CPOs that may be granted annually under the Long-Term Retention Plan shall be up to 1.5% of the capital of the Company. As of December 31, 2019, approximately 32.0 million CPOs or CPO equivalents that were transferred to Plan Participants were sold in the open market during 2017, 2018 and 2019. Additional sales will continue to take place during or after 2020.

The special purpose trust created to implement the Long-Term Retention Plan as of December 31, 2019 had approximately 132.5 million CPOs or CPO equivalents. This figure is net of approximately 42.5, 34.3 and 32.3 million CPOs or CPO equivalents vested in 2017, 2018 and 2019, respectively. Of the 132.5 million CPOs or CPO equivalents approximately 67% are in the form of CPOs and the remaining 33% are in the form of Series “A”, Series “B”, Series “D” and Series “L” Shares. As of December 31, 2019, approximately 132.6 million CPOs or CPO equivalents are held by a company trust and will become vested between 2020 and 2022 at prices ranging from Ps.90.59 to Ps.38.36 per CPO which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment Operating Income Before Depreciation and Amortization, or OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others. During the year ended December 31, 2018, the Company made a funding for acquisition of shares in the aggregate amount of Ps.1,100,000 to the trust held for the Company’s Long-Term Retention Plan.

In the fourth-quarter of 2019, the Company agreed to: (i) cancel 9,490.5 million shares that were conditionally sold to our officers and employees in 2015, 2016 and 2017, which conditions had not been complied with in full yet; and (ii) conditionally sell 4,745.3 million shares to the same officers and employees at a lower price and additional vesting periods of two and three years. In connection with these events, the Company recognized an additional expense that is included in the cost for the year ended December 31, 2019 (see Note 2 (y)).

As of December 31, 2019, the designated Retention Plan trust owned approximately 0.8 million CPOs or CPOs equivalents, which have been reserved to a group of employees, and may be sold at a price at least of Ps.36.52 per CPO, subject to certain conditions, in vesting periods between 2020 and 2023.

The Group has determined its share-based compensation expense (see Note 2 (y)) by using the BSPM at the date on which the stock was conditionally sold to personnel under the Company’s Long-Term Retention Plan, on the following arrangements and weighted-average assumptions:

	Long-Term Retention Plan
Arrangements:
Year of grant	2015	2016	2017	2018	2019
Number of CPOs or CPOs equivalent granted	39,000	39,000	37,000	32,500	72,558
Contractual life	3 years	3 years	3 years	3 years	2.67 years
Assumptions:
Dividend yield	0.33%	0.38%	0.38%	0.55%	0.82%
Expected volatility (1)	26.92%	27.60%	24.58%	25.38%	30.47%
Risk-free interest rate	4.61%	4.83%	7.04%	7.17%	6.88%
Expected average life of awards	3.00 years	3.00 years	2.96 years	3.00 years	2.67 years

(1) Volatility was determined by reference to historically observed prices of the Company’s CPOs.

A summary of the stock conditionally sold to employees as of December 31, is presented below (in Mexican pesos and thousands of CPOs):

	2019		2018
	CPOs or CPOs Equivalent	Weighted-Average Exercise Price	CPOs or CPOs Equivalent	Weighted-Average Exercise Price
Long-Term Retention Plan:
Outstanding at beginning of year	179,051	75.77	157,915	79.75
Conditionally sold	72,558	38.50	32,500	52.05
Paid by employees	(3,107)	33.75	(6,897)	41.09
Forfeited	(5,030)	73.20	(4,467)	79.38
Outstanding at end of year	243,472	65.19	179,051	75.77
To be paid by employees at end of year	110,828	81.26	81,631	78.48

As of December 31, 2019 and 2018, the weighted-average remaining contractual life of the stock conditionally sold to employees under the Long- Term Retention Plan is 1.70 years and 1.28 years respectively.

18.	Retained Earnings and Accumulated Other Comprehensive Income

(a)	Retained Earnings:

	Legal Reserve		Unappropriated Earnings		Net Income for the Year		Retained Earnings
Balance at January 1, 2018	Ps.	2,139,007	Ps.	68,320,153	Ps.	4,524,496	Ps.	74,983,656
Appropriation of net income relating to 2017		—		4,524,496		(4,524,496)		—
Cumulative adjustment for adoption of IFRS 9- Expected credit losses (see Note 28)		—		(167,028)		—		(167,028)
Cumulative adjustment for adoption of IFRS 9-New classification of financial instruments (see Note 28)		—		(827,932)		—		(827,932)
Cumulative adjustment for adoption of IFRS 15 (see Note 28)		—		1,599,452		—		1, 599,452
Acquisition of non-controlling interests		—		(183,041)		—		(183,041)
Dividends paid relating to 2017		—		(1,068,868)		—		(1,068,868)
Share cancellation		—		(2,694,201)		—		(2,694,201)
Sale of repurchased shares		—		(446,542)		—		(446,542)
Share—based compensation		—		1,305,999		—		1,305,999
Net income for the year 2018		—		—		6,009,414		6,009,414
Balance at December 31, 2018		2,139,007		70,362,488		6,009,414		78,510,909
Appropriation of net income relating to 2018		—		6,009,414		(6,009,414)		—
Acquisition of non-controlling interests		—		766		—		766
Dividends paid relating to 2018		—		(1,066,187)		—		(1,066,187)
Net gain on partial disposition of Open Ended Fund		—		837,520		—		837,520
Sale of repurchased shares		—		(1,585,963)		—		(1,585,963)
Share—based compensation		—		1,108,094		—		1,108,094
Net income for the year 2019		—		—		4,626,139		4,626,139
Balance at December 31, 2019	Ps.	2,139,007	Ps.	75,666,132	Ps.	4,626,139	Ps.	82,431,278

In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. As of December 31, 2019 and 2018, the Company’s legal reserve amounted to Ps.2,139,007 and Ps.2,139,007, respectively and was classified into retained earnings in consolidated equity. As the legal reserve reached 20% of the capital stock amount, no additional increases were required in 2019, 2018 and 2017. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the Company’s stockholders.

In April 2017, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2017 in the aggregate amount of Ps.1,084,192 (see Note 17).

In April 2018, the Company’s stockholders approved for the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in May 2018 in the aggregate amount of Ps.1,068,868 (see Note 17).

In April 2019, the Company’s stockholders approved for the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D” and “L” Shares, not in the form of a CPO, which was paid in May 2019 in the aggregate amount of Ps.1,066,187 (see Note 17).

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

As of December 31, 2019, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican income tax amounted to Ps.70,758,656.

(b)	Accumulated Other Comprehensive Income:

										Exchange		Remeasurement		Derivative		Share of
								Warrants		Differences on		of Post-		Financial		Income (Loss)
				Other		Other		Exercisable		Translating		Employment		Instruments		of Associates
		Open Ended		Equity		Financial		for Common		Foreign		Benefit		Cash Flow		and Joint
Changes		Fund		Instruments		Assets		Stock of UHI		Operations		Obligations		Hedges		Ventures		Income Tax		Total
Accumulated at January 1, 2018	Ps.	3,750,658	Ps.	—	Ps.	—	Ps.	(612,664)	Ps.	1,651,047	Ps.	(665,739)	Ps.	802,017	Ps.	208,057	Ps.	(534,229)	Ps.	4,599,147
Cumulative adjustment for adoption of IFRS 9-New classification of financial instruments (see Note 28)		—		1,182,760		—		—		—		—		—		—		(354,828)		827,932
Changes in other comprehensive income		215,957		603,766		(111)		(1,347,698)		(836,740)		(98,096)		174,532		(47,313)		336,111		(999,592)
Accumulated at December 31, 2018		3,966,615		1,786,526		(111)		(1,960,362)		814,307		(763,835)		976,549		160,744		(552,946)		4,427,487
Partial disposition of Open Ended Fund		(1,186,130)		—		—		—		—		—		—		—		348,610		(837,520)
Remeasurement of post-employment benefit obligations of assets held for sale		—		—		—		—		—		(1,721)		—		—		516		(1,205)
Changes in other comprehensive income		(351,202)		(794,624)		111		257,306		(79,631)		(244,576)		(1,521,912)		(236,159)		702,376		(2,268,311)
Accumulated at December 31, 2019	Ps.	2,429,283	Ps.	991,902	Ps.	—	Ps.	(1,703,056)	Ps.	734,676	Ps.	(1,010,132)	Ps.	(545,363)	Ps.	(75,415)	Ps.	498,556	Ps.	1,320,451

19.	Non-controlling Interests

Non-controlling interests as of December 31, 2019 and 2018, consisted of:

	2019		2018
Capital stock	Ps.	1,155,998	Ps.	1,157,533
Additional paid-in capital		3,001,681		3,001,681
Legal reserve		164,832		164,849
Retained earnings from prior years (1) (2)		8,930,063		8,921,574
Net income for the year		1,480,674		1,605,856
Accumulated other comprehensive income (loss):
Cumulative result from foreign currency translation		148,318		167,109
Remeasurement of post-employment benefit obligations on defined benefit plans		(7,799)		(4,831)
	Ps.	14,873,767	Ps.	15,013,771

(1) In 2019, 2018 and 2017, the holding companies of the Sky segment paid a dividend to its equity owners in the aggregate amount of Ps.3,800,000, Ps.3,000,000 and Ps.1,000,000, respectively, of which Ps.1,570,659, Ps.1,240,002 and Ps.413,334, respectively, were paid to its non-controlling interest.

(2) In 2017, the stockholders of Radiópolis approved the payment of a dividend in the amount of Ps.90,000, of which Ps.45,000, were paid to its non-controlling interest.

Amounts of consolidated current assets, non-current assets, current liabilities and non-current liabilities of Empresas Cablevisión and Sky as of December 31, 2019 and 2018, are set forth as follows:

	Empresas Cablevisión				Sky
	2019		2018		2019		2018
Assets:
Current assets	Ps.	5,035,670	Ps.	5,324,452	Ps.	9,891,514	Ps.	12,508,441
Non-current assets		19,371,687		18,158,208		17,930,006		19,003,827
Total assets		24,407,357		23,482,660		27,821,520		31,512,268
Liabilities:
Current liabilities		5,565,268		4,603,918		3,586,272		4,948,165
Non-current liabilities		1,326,812		2,447,627		9,319,812		9,699,401
Total liabilities		6,892,080		7,051,545		12,906,084		14,647,566
Net assets	Ps.	17,515,277	Ps.	16,431,115	Ps.	14,915,436	Ps.	16,864,702

Amounts of consolidated net sales, net income and total comprehensive income of Empresas Cablevisión and Sky for the years ended December 31, 2019 and 2018, are set forth as follows:

	Empresas Cablevisión				Sky
	2019		2018		2019		2018
Net sales	Ps.	14,465,512	Ps.	13,392,428	Ps.	21,347,241	Ps.	22,002,216
Non-income		1,085,880		1,062,045		1,880,607		2,287,313
Total comprehensive income		1,084,162		1,060,834		1,850,735		2,237,380

As of December 31, 2019, the Group did not have dividends payable.

Amounts of consolidated summarized cash flows of Sky and Empresas Cablevisión for the years ended December 31, 2019 and 2018, are set forth as follows:

	Empresas Cablevisión				Sky
	2019		2018		2019		2018
Cash flows from operating activities	Ps.	3,756,935	Ps.	4,390,549	Ps.	8,118,541	Ps.	9,122,533
Cash flows from investing activities		(3,301,043)		(3,423,332)		(4,006,732)		(3,827,245)
Cash flows from financing activities		(1,855,636)		(472,995)		(5,172,976)		(3,962,763)
Net increase in cash and cash equivalents	Ps.	(1,399,744)	Ps.	494,222	Ps.	(1,061,167)	Ps.	1,332,525

20.	Transactions with Related Parties

The principal transactions carried out by the Group with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, for the years ended December 31, 2019, 2018 and 2017, were as follows:

	2019		2018		2017
Revenues, other income and interest income:
Royalties (Univision) (a)	Ps.	7,527,364	Ps.	7,383,540	Ps.	5,930,238
Programming production and transmission rights (b)		485,157		960,052		1,102,470
Telecom services (c)		71,979		17,951		—
Administrative services (d)		20,598		34,653		86,649
Advertising (e)		151,296		44,625		58,637
Interest income (f)		83,625		84,987		80,397
	Ps.	8,340,019	Ps.	8,525,808	Ps.	7,258,391

Costs and expenses:
Donations	Ps.	26,285	Ps.	32,111	Ps.	143,470
Administrative services (d)		24,899		20,403		15,816
Technical services (g)		465,250		138,262		67,752
Programming production, transmission rights and telecom (h)		666,312		1,298,197		490,698
	Ps.	1,182,746	Ps.	1,488,973	Ps.	717,736

(a) The Group receives royalties from Univision for programming provided pursuant to an amended PLA, pursuant to which Univision has the right to broadcast certain Televisa content in the United States for a term that commenced on January 1, 2011 and ends 7.5 after the Group has sold two-thirds of its initial investment in UHI made in December 2010. The amended PLA includes a provision for certain yearly minimum guaranteed advertising, with a value of U.S.$32.3 million (Ps.625,410), U.S.$46.6 million (Ps.891,990) and U.S.$44.8 million (Ps.849,557), for the fiscal years 2019, 2018 and 2017, respectively, to be provided by Univision, at no cost, for the promotion of certain Group businesses. This advertising does not have commercial substance for the Group, as it is related to activities that are considered ancillary to Group’s normal operations in the United States (see Notes 3, 9 and 10).

(b) Services rendered to Univision in 2019, 2018 and 2017, and to Televisa CJ Grand in 2017.

(c) Services rendered to a subsidiary of AT&T, Inc. (“AT&T”) in 2019, 2018 and 2017, and Univision in 2018.

(d) The Group receives revenue from and is charged by affiliates for various services, such as: equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses.

(e) Advertising services rendered to OCEN, Univision and Editorial Clío, Libros y Videos, S.A. de C.V. (“Editorial Clío”) in 2019, 2018 and 2017, and Televisa CJ Grand in 2017.

(f) Includes mainly interest income from GTAC.

(g) In 2019, 2018 and 2017, Sky received services from a subsidiary of AT&T, Inc. for play-out, uplink and downlink of signals.

(h) Paid mainly to Univision and GTAC in 2019, 2018 and 2017. The Group pays royalties to Univision for programming provided pursuant to a Mexico License Agreement, under which the Group has the right to broadcast certain Univision’s content in Mexico for the same term as that of the PLA (see Notes 3, 9 and 10). It also includes payments by telecom services to GTAC in 2019, 2018 and 2017. In 2018 includes payments by transmission rights to AT&T.

Other transactions with related parties carried out by the Group in the normal course of business include the following:

(1)	A consulting firm controlled by a relative of one of the Company’s directors, has provided consulting services and research in connection with the effects of the Group’s programming on its viewing audience. Total fees for such services during 2019, 2018 and 2017 amounted to Ps.19,758, Ps.15,414 and Ps.2,581, respectively.

(2)	From time to time, two Mexican banks have made loans to the Group, on terms substantially similar to those offered by the banks to third parties. Some members of the Company’s Board serve as Board members of these banks.

(3)	Several other current members of the Company’s Board serve as members of the Boards and/or are stockholders of other companies, some of which purchased advertising services from the Group in connection with the promotion of their respective products and services, paying rates applicable to third-party advertisers for these advertising services.

(4)	During 2019, 2018 and 2017, a professional services firm in which the current Secretary of the Company´s Board maintains an interest, provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.34,603, Ps.26,547 and Ps.33,316, respectively.

(5)	During 2019, 2018 and 2017, a professional services firm in which two current directors of the Company maintain an interest provided finance advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.20,554, Ps.19,431 and Ps.97,272, respectively.

(6)	A current member of the Company’s Board serves as a member of the Board of a Mexican company, which controls the principal chain of convenience stores in Mexico. Such company entered into an agreement with the Group to sell online lottery tickets from the Group’s gaming business in its convenience stores. Total fees for such services during 2017 amounted to Ps.2,391. This agreement concluded in November 2017.

(7)	In 2019, 2018 and 2017, the Group entered into contracts leasing office space directly or indirectly from certain of our directors and officers for an aggregate annual amount of Ps.29,613, Ps.28,155 and Ps.26,963, respectively.

During 2019, 2018 and 2017, the Group paid to its directors, alternate directors and officers an aggregate compensation of Ps.869,556, Ps.568,347 and Ps.892,769, respectively, for services in all capacities. This compensation included certain amounts related to the use of assets and services of the Group, as well as travel expenses reimbursed to directors and officers. Projected benefit obligations related to the Group’s directors, alternate directors and officers amounted to Ps.170,856, Ps.148,651 and Ps.164,018 as of December 31, 2019, 2018 and 2017, respectively. Cumulative contributions made by the Group to the pension and seniority premium plans on behalf of these directors and officers amounted to Ps.82,768, Ps.90,901 and Ps.115,467 as of December 31, 2019, 2018 and 2017, respectively. In addition, the Group has made conditional sales of the Company’s CPOs to its directors and officers under the Long-term Retention Plan.

In 2015, the Group established a deferred compensation plan for certain officers of its Cable segment, which will be payable in the event that certain revenue and EBITDA targets (as defined) of a five-year plan are met. The present value of this long-term employee benefit obligation as of December 31, 2019 and 2018 amounted to Ps.1,258,013 and Ps.1,058,818, respectively, and the related service net cost for the years ended December 31, 2019, 2018 and 2017, amounted to Ps.199,195, Ps.251,787 and Ps.302,801, respectively. In 2019 and 2018, the Group made contributions to a trust (plan assets) for funding in the aggregate amount of Ps.700,000 and Ps.350,000, respectively. This deferred compensation obligation is presented net of related plan asset, in other long-term liabilities in the Group’s consolidated statement of financial position, and the related expense is classified in other expense in the Group’s consolidated statement of income (see Note 22).

The balances of receivables and payables between the Group and related parties as of December 31, 2019 and 2018, were as follows:

	2019		2018
Current receivables:
UHI, including Univision (1)	Ps.	748,844	Ps.	954,754
OCEN		3,968		35,590
Editorial Clío		2,933		6,399
Other		58,682		81,584
	Ps.	814,427	Ps.	1,078,327

Current payables:
UHI, including Univision (1)	Ps.	594,254	Ps.	614,388
AT&T		25,447		70,187
Other		24,550		29,875
	Ps.	644,251	Ps.	714,450

(1)	As of December 31, 2019 and 2018, the Group recognized a provision in the amount of Ps.594,254 and Ps.614,388, respectively, associated with a consulting arrangement entered into by the Group, UHI and an entity controlled by the chairman of the Board of Directors of UHI, by which upon consummation of a qualified initial public offering of the shares of UHI or an alternative exit plan for the main current investors in UHI, the Group would pay the entity a portion of a defined appreciation in excess of certain preferred returns and performance thresholds of UHI. In March 2018, UHI announced that it has determined not to utilize the registration statement initially filed on July 2, 2015 for an initial public offering in the United States. Since the existing obligations contemplate other scenarios under which payment may be required, and such scenarios remain probable, the Company has maintained this payment reserved. As of December 31, 2019 and 2018, receivables from UHI related primarily to the PLA amounted to Ps.748,844 and Ps.954,754, respectively.

All significant account balances included in amounts due from affiliates bear interest. In 2019 and 2018, average interest rates of 9.6% and 9.9% were charged, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.

Customer deposits and advances as of December 31, 2019 and 2018, included deposits and advances from affiliates and other related parties, in an aggregate amount of Ps.144,672 and Ps.123,672, respectively, which were primarily made by UHI, including Univision.

In 2012, a subsidiary of the Company entered into an amended lease contract with GTAC for the right to use certain capacity in a telecommunication network. This amended lease agreement contemplates annual payments to GTAC in the amount of Ps.41,400 through 2029, with an annual interest rate of the lower of TIIE plus 122 basis points or 6% (see Notes 10, 11 and 14).

21.	Cost of Sales, Selling Expenses and Administrative Expenses

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

The amounts of depreciation, amortization and other amortization included in cost of sales, selling expenses and administrative expenses for the years ended December 31, 2019, 2018 and 2017, were as follows:

	2019		2018		2017
Cost of sales	Ps.	16,035,227	Ps.	14,147,169	Ps.	13,329,335
Selling expenses		1,695,616		1,694,966		1,270,529
Administrative expenses		3,809,379		4,436,746		4,441,084
	Ps.	21,540,222	Ps.	20,278,881	Ps.	19,040,948

The amounts of expenses related to IFRS 16 included in cost of sales, selling expenses and administrative expenses for the year ended December 31, 2019, were as follow:

	2019
Expenses relating to variable lease payment not included in the measurement of the lease liability	Ps.	410,354
Expenses relating to short-term leases and leases of low-value assets		213,390
Total	Ps.	623,744

Expenses related to short-term employee benefits, share-based compensation and post-employment benefits and incurred by the Group for the years ended December 31, 2019, 2018 and 2017, were as follows:

	2019		2018		2017
Short-term employee benefits	Ps.	16,821,651	Ps.	16,000,255	Ps.	16,124,608
Other short-term employee benefits		1,210,671		949,294		1,775,854
Share-based compensation		1,129,644		1,327,549		1,489,884
Post-employment benefits		259,064		171,156		158,905
	Ps.	19,421,030	Ps.	18,448,254	Ps.	19,549,251

22.	Other Income or Expense, Net

Other income (expense) for the years ended December 31, 2019, 2018 and 2017, is analyzed as follows:

	2019		2018		2017
Gain (loss) on disposition of investments (1)	Ps.	627	Ps.	3,553,463	Ps.	(295,194)
Donations (see Note 20)		(27,786)		(56,019)		(159,605)
Legal, financial, and accounting advisory and professional services (2)		(353,937)		(212,527)		(269,385)
Loss on disposition of property and equipment		(158,658)		(268,532)		(118,817)
Impairment adjustments (3)		(67,574)		(135,750)		(89,597)
Deferred compensation (see Note 20)		(199,195)		(251,787)		(302,801)
Dismissal severance expense (4)		(533,233)		(530,560)		(984,816)
Other taxes paid by Sky in Central America		—		(148,271)		—
Interest receivable for Asset Tax from prior years		139,995		—		—
Other, net (5)		(116,826)		(387,733)		(166,119)
	Ps.	(1,316,587)	Ps.	1,562,284	Ps.	(2,386,334)

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

(2) Includes primarily advisory and professional services in connection with certain litigation and other matters (see Notes 3 and 20).

(3) Includes impairment adjustments in connection with trademarks in the Group’s Publishing business (see Note 13).

(4) Includes severance expense in connection with the dismissals of personnel in the Group’s Cable, Content and Other Businesses segments, as a part of a continued cost reduction plan. In 2019 includes Ps.150,000 related to an accrual for restructuring certain administrative areas in the first quarter of 2020.

(5) In 2018, included a loss on disposition of obsolete infrastructure in the Group´s Cable segment, in the amount of Ps.249,688.

23.	Finance Expense, Net

Finance (expense) income, net, for the years ended December 31, 2019, 2018 and 2017, included:

	2019		2018		2017
Interest expense (1)	Ps.	(10,402,021)	Ps.	(9,707,324)	Ps.	(9,245,671)
Other finance expense, net (3)		(873,177)		(859,642)		—
Finance expense		(11,275,198)		(10,566,966)		(9,245,671)
Interest income (4)		1,529,112		1,567,100		2,268,711
Foreign exchange gain, net (2)		935,291		220,149		768,923
Other finance income, net (3)		—		—		903,204
Finance income		2,464,403		1,787,249		3,940,838
Finance expense, net	Ps.	(8,810,795)	Ps.	(8,779,717)	Ps.	(5,304,833)

(1) In 2019, interest expense included interest in the aggregate amount of Ps.426,541 related to additional lease liabilities recognized beginning on January 1, 2019, in connection with the adoption of IFRS 16, which became effective on that date. In 2017, interest expense included fees for the prepayment in full of the Senior Notes due 2018, in the amount of Ps.158,496 (see Notes 2 and 14).

(2) In 2019, 2018 and 2017, foreign exchange gain, net, included: (i) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary liability position, excluding long-term debt designated as hedging instrument of the Group’s investments in UHI and Open Ended Fund, during the years ended December 31, 2019, 2018 and 2017; and (ii) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary asset position during the years ended December 31, 2019, 2018 and 2017 (see Notes 2 (e), 4 and 14). The exchange rate of the Mexican peso against the U.S. dollar as of December 31, 2019, 2018 and 2017 was of Ps.18.8838, Ps.19.6730 and Ps.19.7051, respectively.

(3) In 2019, 2018 and 2017, other finance income or expense, net, included gain or loss from derivative financial instruments (see Note 15) and a loss from changes on fair value in other financial instruments in 2019.

(4) In 2019, 2018 and 2017, included primarily interest income from cash equivalents and temporary investments. In 2017, also included interest income of certain temporary investments at FVIL in the amount of Ps.787,298, which were classified as investments at FVOCIL beginning on January 1, 2018, in connection with the adoption of IFRS 9, which became effective on that date.

24.	Income Taxes

The income tax provision for the years ended December 31, 2019, 2018 and 2017 was comprised of:

	2019		2018		2017
Income taxes, current (1)	Ps.	5,267,157	Ps.	6,448,961	Ps.	5,382,865
Income taxes, deferred		(2,598,712)		(2,058,457)		(1,108,745)
	Ps.	2,668,445	Ps.	4,390,504	Ps.	4,274,120

(1) The current income tax of Mexican companies payable in Mexico represented 95%, 91% and 93% of total current income taxes in 2019, 2018 and 2017, respectively.

The Mexican corporate income tax rate was 30% in 2019, 2018 and 2017, and will be 30% in 2020.

2014 Tax Reform

As a result of a 2014 Mexican Tax Reform (the “2014 Tax Reform”), which included the elimination of the tax consolidation regime allowed for Mexican controlling companies, beginning on January 1, 2014, the Company is no longer allowed to consolidate income or loss of its Mexican subsidiaries for income tax purposes and: (i) accounted for an additional income tax liability for the elimination of the tax consolidation regime in the aggregate amount of Ps.6,813,595 as of December 31, 2013; (ii) recognized a benefit from tax loss carryforwards of Mexican companies in the Group in the aggregate amount of Ps.7,936,044 as of December 31, 2013; and (iii) adjusted the carrying amount of deferred income taxes from temporary differences by recognizing such effects on a separate company basis by using the enacted corporate income tax rate as of December 31, 2013.

The income tax payable as of December 31, 2019 and 2018, in connection with the 2014 Tax Reform, is as follows:

	2019		2018
Tax losses of subsidiaries, net	Ps.	3,230,248	Ps.	4,959,130
Less: Current portion (a)		1,470,529		1,817,736
Non-current portion (b)	Ps.	1,759,719	Ps.	3,141,394

(a) Accounted for as current income taxes payable in the consolidated statement of financial position as of December 31, 2019 and 2018.

(b) Accounted for as non-current income taxes payable in the consolidated statement of financial position as of December 31, 2019 and 2018.

Maturities of income tax payable as of December 31, 2019, in connection with the 2014 Mexican Tax Reform, are as follows:

2020	Ps.	1,470,529
2021		1,016,035
2022		623,545
2023		120,139
	Ps.	3,230,248

The following items represent the principal differences between income taxes computed at the statutory rate and the Group’s provision for income taxes.

	%	%	%
	2019	2018	2017
Statutory income tax rate	30	30	30
Differences between accounting and tax bases, includes tax inflation gain that is not recognized for accounting purposes	5	5	10
Asset tax	(2)	—	—
Tax loss carryforwards	(13)	(4)	(2)
2014 Tax Reform	1	2	1
Foreign operations	8	3	5
Disposition of investment	3	2	—
Share of income in associates and joint ventures, net	(2)	(1)	(5)
Effective income tax rate	30	37	39

The Group has recognized the benefits from tax loss carryforwards of Mexican companies in the Group as of December 31, 2019 and 2018. The years of expiration of tax loss carryforwards as of December 31, 2019, are as follows:

Year of Expiration	Tax Loss Carryforwards for Which Deferred Taxes Were Recognized
2020	Ps.	91,050
2021		174,278
2022		2,051,839
2023		233,434
2024		972,878
Thereafter		24,806,403
	Ps.	28,329,882

As of December 31, 2019, tax loss carryforwards of Mexican companies in the Group for which deferred tax assets were not recognized amounted to Ps.1,780,793, and will expire between 2020 and 2028.

During 2019, 2018 and 2017, certain Mexican subsidiaries utilized operating tax loss carryforwards in the amounts of Ps.6,457,550, Ps.14,072,331 and Ps.5,806,602, respectively.

In addition to the tax loss carryforwards of Mexican companies in the Group referred as of December 31, 2019, the Group has tax loss carryforwards derived from the disposal in 2014 of its former investment in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”) in the amount of Ps.15,086,807. As of December 31, 2019, tax loss carryforwards derived from this disposal for which deferred taxes were recognized amounted to Ps.15,086,807, and will expire in 2025.

As of December 31, 2019, tax loss carryforwards of subsidiaries in South America, the United States, and Europe amounted to Ps.2,496,982, and will expire between 2020 and 2037.

The deferred income taxes as of December 31, 2019 and 2018, were principally derived from the following temporary differences and tax loss carryforwards:

	2019		2018
Assets:
Accrued liabilities	Ps.	4,352,021	Ps.	3,619,288
Loss allowance		1,550,482		1,344,425
Customer advances		1,499,462		1,799,330
Derivative financial instruments		273,210		—
Property, plant and equipment, net		1,650,860		1,570,890
Prepaid expenses and other items		3,700,673		1,125,387
Tax loss carryforwards:
Operating		7,433,425		8,677,220
Capital(1)		5,591,581		4,338,177

Liabilities:
Investments		(6,676,401)		(7,812,896)
Derivative financial instruments		—		(248,547)
Intangible assets and transmission rights		(2,406,145)		(843,409)
Deferred income tax assets of Mexican companies		16,969,168		13,569,865
Deferred income tax assets of certain foreign subsidiaries		163,747		221,392
Deferred income tax assets, net	Ps.	17,132,915	Ps.	13,791,257

(1) Net of the benefit from tax loss carryforwards derived from the disposal in 2014 of the Group’s investment in GSF, in the amount of Ps.4,526,042 and Ps.3,301,222 in 2019 and 2018, respectively.

The deferred tax assets are in tax jurisdictions in which the Group considers that based on financial projections of its cash flows, results of operations and synergies between subsidiaries, will generate taxable income in subsequent periods.

The gross rollforward of deferred income tax assets, net, is as follows:

	2019		2018
At January 1	Ps.	13,791,257	Ps.	12,317,531
Statement of income credit		2,598,712		2,058,457
Other comprehensive income (“OCI”) credit		1,154,097		336,689
Retained earnings charge		(342,420)		—
Charged to retained earnings in connection with the adoption of new IFRS Standards		—		(921,420)
Reclassification to current assets (liabilities) held for sale		(68,731)		—
At December 31	Ps.	17,132,915	Ps.	13,791,257

The rollforward of deferred income tax assets and liabilities for the year 2019, was as follows:

	At January 1, 2019		Credit (Charge) to Consolidated Statement of Income		Credit (Charge) to OCI and Retained Earnings		Reclassification to Current Assets (Liabilities) Held for Sale		At December 31, 2019
Assets:
Accrued liabilities	Ps.	3,619,288	Ps.	732,733	Ps.	—	Ps.	—	Ps.	4,352,021
Loss allowance		1,344,425		206,057		—		—		1,550,482
Customer advances		1,799,330		(299,868)		—		—		1,499,462
Derivative financial instruments		—		(183,364)		456,574		—		273,210
Property, plant and equipment, net		1,570,890		79,970		—		—		1,650,860
Prepaid expenses and other items		1,125,387		2,586,763		57,254		(68,731)		3,700,673
Tax loss carryforwards		13,015,397		334,122		(324,513)		—		13,025,006
Deferred income tax assets of foreign subsidiaries		221,392		(57,645)		—		—		163,747

Liabilities:
Investments		(7,812,896)		514,133		622,362		—		(6,676,401)
Derivative financial instruments		(248,547)		248,547		—		—		—
Intangible assets and transmission rights		(843,409)		(1,562,736)		—		—		(2,406,145)
Deferred income tax assets, net	Ps.	13,791,257	Ps.	2,598,712	Ps.	811,677	Ps.	(68,731)	Ps.	17,132,915

The rollforward of deferred income tax assets and liabilities for the year 2018, was as follows:

			Credit (Charge)
	At January 1,		to Consolidated Statement of		Credit (Charge) to OCI and		At December 31,
	2018		Income		Equity		2018
Assets:
Accrued liabilities	Ps.	3,388,289	Ps.	230,999	Ps.	—	Ps.	3,619,288
Loss allowance		1,115,990		149,305		79,130		1,344,425
Customer advances		2,230,958		(431,628)		—		1,799,330
Property, plant and equipment, net		1,159,085		411,805		—		1,570,890
Prepaid expenses and other items		—		1,785,820		(660,433)		1,125,387
Tax loss carryforwards		15,558,120		(2,542,723)		—		13,015,397
Deferred income tax assets of foreign subsidiaries		257,769		73,117		(109,494)		221,392

Liabilities:
Investments		(7,117,306)		(854,016)		158,426		(7,812,896)
Derivative financial instruments		(355,051)		158,864		(52,360)		(248,547)
Intangible assets and transmission rights		(2,646,267)		1,802,858		—		(843,409)
Prepaid expenses and other items		(1,274,056)		1,274,056		—		—
Deferred income tax assets, net	Ps.	12,317,531	Ps.	2,058,457	Ps.	(584,731)	Ps.	13,791,257

The tax (charge) credit relating to components of other comprehensive income is as follows:

	2019
				Tax (Charge)
		Before Tax		Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	(247,092)	Ps.	74,128	Ps.	(172,964)
Remeasurement of post-employment benefit obligations of assets held for sale		(3,445)		1,033		(2,412)
Exchange differences on translating foreign operations		(98,422)		(101,323)		(199,745)
Derivative financial instruments cash flow hedges		(1,521,912)		456,574		(1,065,338)
Warrants exercisable for common stock of UHI		257,306		(77,192)		180,114
Open Ended Fund		(351,202)		112,590		(238,612)
Other equity instruments		(794,624)		238,387		(556,237)
Other financial assets		111		(33)		78
Share of loss of associates and joint ventures		(236,159)		—		(236,159)
Other comprehensive loss	Ps.	(2,995,439)	Ps.	704,164	Ps.	(2,291,275)
Current tax			Ps.	(449,933)
Deferred tax				1,154,097
			Ps.	704,164

	2018
				Tax (Charge)
		Before Tax		Credit		After Tax
Remeasurement of post-employment benefit obligations (1)	Ps.	(97,086)	Ps.	230,623	Ps.	133,537
Exchange differences on translating foreign operations		(859,032)		(587)		(859,619)
Derivative financial instruments cash flow hedges		174,532		(52,359)		122,173
Warrants exercisable for common stock of UHI		(1,347,698)		404,309		(943,389)
Open Ended Fund		215,957		(64,787)		151,170
Other equity instruments		603,766		(181,130)		422,636
Other financial assets		(111)		33		(78)
Share of loss of associates and joint ventures		(47,313)		—		(47,313)
Other comprehensive loss	Ps.	(1,356,985)	Ps.	336,102	Ps.	(1,020,883)
Current tax			Ps.	(587)
Deferred tax				336,689
			Ps.	336,102

(1) During 2018, the Group recognized a deferred income tax benefit of Ps.201,497, related to remeasurement of post-employment benefit obligations of prior years.

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

The Group does not recognize deferred income tax liabilities related to its investments in associates and joint ventures, as the Group is able to control the timing of the reversal of temporary differences arising from these investments, and it is probable that these temporary differences will not reverse in the foreseeable future. As of December 31, 2019 and 2018, the deferred tax liabilities in connection with the Group’s investments in associates and joint ventures amounted to an aggregate of Ps.1,029,209 and Ps.993,402, respectively.

In December 2018 the Mexican Federal Congress approved the economic plan for 2019, which did not include relevant changes in the Mexican tax legislation, except for the limitation to use overpayments of taxes against the same kind of tax (Value Added Taxes (“VAT”) against VAT), and some incentives for taxpayers operating in the Northern border region of Mexico.

Until December 2018, taxpayers were able to offset overpayments of different type of taxes against each other and against taxes withheld. With the tax reform, this ability was eliminated and taxpayers are only allowed to offset tax overpayments that derive from the same tax. This limitation may affect some of our subsidiaries that recurrently have VAT or Income Tax overpayments but could offset those overpayments against each other (i.e. VAT against Income Tax). Beginning on January 1, 2019, they will only be able to: (i) to request a refund of the overpayment or (ii) to offset tax overpayments against the same tax.

In December 2019, the Mexican Federal Congress approved some additional reforms to the Economic Plan for 2020. These tax reforms include amendments to the Mexican Income Tax Law, Value Added Tax Law, Special Tax on Production and Services Law, and Federal Tax Code, and they became effective as of January 1, 2020. Some of the most relevant changes to the Mexican tax legislation incorporated some of the Actions included in the Base Erosion and Profit Shifting Final Report (BEPS) published by the OCDE in February 2013, such as: (i) limitations to the deduction of net interest paid by companies as well as to some other deductions, (ii) update of the Controlled Foreign Corporation (CFC) Rules, (iii) new provisions to tax transparent entities, (iv) modification of the definition of permanent establishment, and (v) incorporation of new rules to tax digital economy. Some other relevant amendments to avoid tax evasion include: (i) a new obligation of tax advisors and taxpayers to disclose reportable schemes, and (ii) inclusion of general anti-avoidance rule.

25.	Earnings per CPO/Share

At December 31, 2019 and 2018, the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2019	2018
Total Shares	338,375,192	340,445,277
CPOs	2,412,794	2,433,270
Shares not in the form of CPO units:
Series “A” Shares	56,077,584	55,752,068
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

Basic earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2019, 2018 and 2017, are presented as follows:

	2019				2018				2017
				Per				Per				Per
		Per CPO		Share (*)		Per CPO		Share (*)		Per CPO		Share (*)
Net income attributable to stockholders of the Company	Ps.	1.60	Ps.	0.01	Ps.	2.07	Ps.	0.02	Ps.	1.54	Ps.	0.01

(*) Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.

Diluted earnings per CPO and per Share attributable to stockholders of the Company calculated in connection with CPOs and shares in the LTRP, are as follows:

	2019	2018
Total Shares	354,827,433	358,998,776
CPOs	2,508,916	2,544,568
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

Diluted earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2019, 2018 and 2017, are presented as follows:

	2019				2018				2017
			Per				Per				Per
	Per CPO		Share (*)		Per CPO		Share (*)		Per CPO		Share (*)
Net income attributable to stockholders of the Company	Ps.	1.53	Ps.	0.01	Ps.	1.96	Ps.	0.02	Ps.	1.46	Ps.	0.01

(*) Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.

26.	Segment Information

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

The Advertising revenue is derived primarily from the sale of advertising time on the Group’s television broadcast operations, which include the production of television programming and broadcasting of Channels 2, 4, 5 and 9 (“television networks”), as well as the sale of advertising time on programs provided to pay television companies in Mexico and advertising revenue in the Group’s Internet business and the production of television programming and broadcasting for local television stations in Mexico and the United States. The broadcasting of television networks is performed by television repeater stations in Mexico, which are wholly-owned, majority-owned or minority-owned by the Group or otherwise affiliated with the Group’s networks.

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

Other Businesses

The Other Businesses segment includes the Group’s domestic operations in sports and show business promotion, soccer, feature film production and distribution, gaming, publishing and publishing distribution. Through the third quarter of 2019, the Radio business was classified in the Group’s Other Businesses segment. Beginning in the fourth quarter of 2019, the Radio operations are classified as held-for-sale operations (see Note 3).

The table below presents information by segment and a reconciliation to consolidated total for the years ended December 31, 2019, 2018 and 2017:

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2019:
Cable	Ps.	41,701,982	Ps.	591,618	Ps.	41,110,364	Ps.	17,797,571
Sky		21,347,078		437,275		20,909,803		9,121,221
Content		35,060,534		3,589,407		31,471,127		12,649,135
Other Businesses		8,200,212		772,793		7,427,419		1,464,249
Segment totals		106,309,806		5,391,093		100,918,713		41,032,176
Reconciliation to consolidated amounts:
Held-for-sale operations (see Note 3)		841,437		2,969		838,468		258,885
Eliminations and corporate expenses		(5,394,062)		(5,394,062)		—		(1,960,648)
Depreciation and amortization expense		—		—		—		(21,008,796)
Consolidated net sales and income before other expense		101,757,181		—		101,757,181		18,321,617 (1)
Other expense, net		—		—		—		(1,316,587)
Consolidated net sales and operating income	Ps.	101,757,181	Ps.	—	Ps.	101,757,181	Ps.	17,005,030 (2)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2018:
Cable	Ps.	36,233,042	Ps.	560,186	Ps.	35,672,856	Ps.	15,302,500
Sky		22,002,216		420,979		21,581,237		9,767,329
Content		39,223,668		3,162,091		36,061,577		14,855,109
Other Businesses (3)		7,715,489		661,422		7,054,067		410,486
Segment totals		105,174,415		4,804,678		100,369,737		40,335,424
Reconciliation to consolidated amounts:
Held-for-sale operations (see Note 3)		920,009		7,413		912,596		343,799
Eliminations and corporate expenses		(4,812,091)		(4,812,091)		—		(2,154,747)
Depreciation and amortization expense		—		—		—		(19,834,202)
Consolidated net sales and income before other expense		101,282,333		—		101,282,333		18,690,274	(1)
Other income, net		—		—		—		1,562,284
Consolidated net sales and operating income	Ps.	101,282,333	Ps.	—	Ps.	101,282,333	Ps.	20,252,558	(2)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2017:
Cable	Ps.	33,048,310	Ps.	225,755	Ps.	32,822,555	Ps.	14,034,796
Sky		22,196,629		127,129		22,069,500		10,106,623
Content		33,997,220		2,445,233		31,551,987		12,825,259
Other Businesses (3)		7,525,130		535,948		6,989,182		146,546
Segment totals		96,767,289		3,334,065		93,433,224		37,113,224
Reconciliation to consolidated amounts:
Held-for-sale operations (see Note 3)		851,140		10,129		841,011		343,560
Eliminations and corporate expenses		(3,344,194)		(3,344,194)		—		(2,290,974)
Depreciation and amortization expense		—		—		—		(18,536,274)
Consolidated net sales and income before other expense		94,274,235		—		94,274,235		16,629,536 (1)
Other expense, net		—		—		—		(2,386,334)
Consolidated net sales and operating income	Ps.	94,274,235	Ps.	—	Ps.	94,274,235	Ps.	14,243,202 (2)

(1) This amount represents income before other expense, net.

(2) This amount represents consolidated operating income. In 2017, included a net loss reported as part of the Group’s Other Businesses segment in the amount of Ps.67,238, related to a Publishing business in Argentina and an online lottery business in Mexico, which were disposed of and discontinued, respectively, by the Group in the fourth quarter of 2017.

(3) In 2018 and 2017, the Radio operations were previously reported as part of the Other Businesses segment. In 2019, the Radio operations for 2018 and 2017, were classified as held-for-sale operations for comparison purposes.

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

The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31, 2019, 2018 and 2017:

			Segment		Additions to
	Segment Assets at Year-End		Liabilities at Year-End		Property, Plant and Equipment
2019:
Continuing operations:
Cable	Ps.	105,841,104	Ps.	21,637,395	Ps.	12,995,448
Sky		27,755,967		12,902,845		4,039,020
Content		79,030,557		31,775,978		1,690,805
Other Businesses		10,268,185		4,530,712		383,011
Total	Ps.	222,895,813	Ps.	70,846,930	Ps.	19,108,284

2018:
Continuing operations:
Cable	Ps.	99,678,509	Ps.	21,294,108	Ps.	12,835,918
Sky		30,350,221		13,680,854		4,020,405
Content		83,525,004		39,960,653		1,349,954
Other Businesses		9,753,075		3,564,429		502,214
Total	Ps.	223,306,809	Ps.	78,500,044	Ps.	18,708,491

2017:
Continuing operations:
Cable	Ps.	89,803,959	Ps.	22,675,417	Ps.	10,615,147
Sky		27,977,530		13,333,944		4,020,282
Content		96,867,918		44,129,769		1,627,250
Other Businesses		10,350,464		3,261,984		496,887
Total	Ps.	224,999,871	Ps.	83,401,114	Ps.	16,759,566

Segment assets reconcile to total assets as of December 31, 2019 and 2018, as follows:

	2019		2018
Segment assets	Ps.	222,895,813	Ps.	223,306,809
Investments attributable to:
Cable		567,435		568,597
Content (1)		52,570,452		58,985,671
Other Businesses		196,474		195,890
Goodwill attributable to:
Cable		13,794,684		13,794,684
Content		241,973		241,973
Other Businesses		76,969		76,969
Total assets	Ps.	290,343,800	Ps.	297,170,593

(1) Includes goodwill attributable to equity investments of Ps.359,613 in 2019 and 2018 (see Note 10).

Equity method loss recognized in income for the years ended December 31, 2019, 2018 and 2017, attributable to equity investments in Cable, was Ps.62,329, Ps.47,024 and Ps.61,930, respectively.

Equity method gain recognized in income for the years ended December 31, 2019, 2018 and 2017, attributable to equity investments in Content, was Ps.642,768, Ps.564,226 and Ps.1,957,544, respectively.

Equity method gain recognized in income for the years ended December 31, 2019, 2018 and 2017, attributable to equity investments in Other Businesses, was Ps.584, Ps.15,731 and Ps.17,659, respectively.

Segment liabilities reconcile to total liabilities as of December 31, 2019 and 2018, as follows:

	2019		2018
Segment liabilities	Ps.	70,846,930	Ps.	78,500,044
Debt not allocated to segments		114,092,637		114,139,858
Total liabilities	Ps.	184,939,567	Ps.	192,639,902

Geographical segment information:

			Segment Assets		Additions to Property, Plant
	Total Net Sales		at Year-End		and Equipment
2019:
Mexico	Ps.	88,388,569	Ps.	212,286,865	Ps.	18,804,629
Other countries (1)		13,368,612		10,608,948		303,655
	Ps.	101,757,181	Ps.	222,895,813	Ps.	19,108,284
2018:
Mexico	Ps.	85,011,567	Ps.	216,146,757	Ps.	18,696,116
Other countries (1)		16,270,766		7,160,052		12,375
	Ps.	101,282,333	Ps.	223,306,809	Ps.	18,708,491
2017:
Mexico	Ps.	81,308,749	Ps.	219,206,662	Ps.	16,709,852
Other countries (1)		12,965,486		5,793,209		49,714
	Ps.	94,274,235	Ps.	224,999,871	Ps.	16,759,566

(1) The United States is the largest country from which revenue is derived.

Net sales are attributed to geographical segment based on the location of customers.

Disaggregation of Total Revenues

The table below present total revenues for each reportable segment disaggregated by major service/product lines and primary geographical market for the years ended December 31, 2019, 2018 and 2017:

	Domestic		Export		Abroad		Total
2019:
Cable:
Digital TV Service (a)	Ps.	16,298,079	Ps.	—	Ps.	—	Ps.	16,298,079
Advertising		1,507,831		—		—		1,507,831
Broadband Services (a)		14,544,473		—		—		14,544,473
Telephony (a)		3,658,121		—		—		3,658,121
Other Services		801,937		—		—		801,937
Enterprise Operations		4,626,396		—		265,145		4,891,541

Sky:
DTH Broadcast Satellite TV (a)		18,918,077		—		1,359,079		20,277,156
Advertising		953,634		—		—		953,634
Pay-Per-View		98,539		—		17,749		116,288

Content:
Advertising		19,236,014		223,434		—		19,459,448
Network Subscription Revenue		3,832,716		1,160,459		—		4,993,175
Licensing and Syndication		1,794,636		8,813,275		—		10,607,911

Other Businesses:
Gaming		2,974,284		—		—		2,974,284
Soccer, Sports and Show Business Promotion		1,821,605		1,182,972		—		3,004,577
Publishing - Magazines		393,763		—		18,076		411,839
Publishing - Advertising		246,309		—		23,461		269,770
Publishing Distribution		337,685		—		—		337,685
Feature Film Production and Distribution		890,927		787		310,343		1,202,057
Segment total		92,935,026		11,380,927		1,993,853		106,309,806
Held-for-sale operations: Radio - Advertising (see Note 3)		841,437		—		—		841,437
Intersegment eliminations		(5,387,894)		—		(6,168)		(5,394,062)
Consolidated total revenues	Ps.	88,388,569	Ps.	11,380,927	Ps.	1,987,685	Ps.	101,757,181

	Domestic		Export		Abroad		Total
2018:
Cable:
Digital TV Service (a)	Ps.	14,281,536	Ps.	—	Ps.	—	Ps.	14,281,536
Advertising		1,260,117		—		—		1,260,117
Broadband Services (a)		13,034,172		—		—		13,034,172
Telephony (a)		2,588,767		—		—		2,588,767
Other Services		544,347		—		—		544,347
Telecommunications Networks		4,361,586		—		162,517		4,524,103

Sky:
DTH Broadcast Satellite TV (a)		19,478,307		—		1,374,849		20,853,156
Advertising		968,853		—		—		968,853
Pay-Per-View		152,129		—		28,078		180,207

Content:
Advertising		20,932,533		222,369		—		21,154,902
Network Subscription Revenue		3,500,375		1,313,907		—		4,814,282
Licensing and Syndication		1,437,081		11,817,403		—		13,254,484

Other Businesses:
Gaming		2,676,384		—		—		2,676,384
Soccer, Sports and Show Business Promotion		1,639,073		145,462		—		1,784,535
Publishing - Magazines		550,777		—		104,281		655,058
Publishing - Advertising		482,943		—		181,514		664,457
Publishing Distribution		270,624		—		40,148		310,772
Feature Film Production and Distribution		735,928		3,569		884,786		1,624,283
Segment total		88,895,532		13,502,710		2,776,173		105,174,415
Held-for-sale operations: Radio - Advertising (see Note 3)		920,009		—		—		920,009
Intersegment eliminations		(4,803,974)		—		(8,117)		(4,812,091)
Consolidated total revenues	Ps.	85,011,567	Ps.	13,502,710	Ps.	2,768,056	Ps.	101,282,333

	Domestic		Export		Abroad		Total
2017:
Cable:
Digital TV Service (a)	Ps.	12,978,715	Ps.	—	Ps.	—	Ps.	12,978,715
Advertising		817,330		—		—		817,330
Broadband Services (a)		11,357,448		—		—		11,357,448
Telephony (a)		2,944,263		—		—		2,944,263
Other Services		522,003		—		—		522,003
Telecommunications Networks		4,173,146		—		255,405		4,428,551

Sky:
DTH Broadcast Satellite TV (a)		19,810,392		—		1,534,681		21,345,073
Advertising		651,689		—		—		651,689
Pay-Per-View		199,867		—		—		199,867

Content:
Advertising		20,366,184		262,734		90,164		20,719,082
Network Subscription Revenue		2,704,998		1,353,090		—		4,058,088
Licensing and Syndication		949,440		8,270,610		—		9,220,050

Other Businesses:
Gaming		2,852,013		—		—		2,852,013
Soccer, Sports and Show Business Promotion		1,447,731		118,424		—		1,566,155
Publishing - Magazines		460,045		—		366,897		826,942
Publishing - Advertising		614,478		—		454,886		1,069,364
Publishing Distribution		286,500		—		62,177		348,677
Feature Film Production and Distribution		647,730		45,250		168,999		861,979
Segment total		83,783,972		10,050,108		2,933,209		96,767,289
Held-for-sale operations: Radio - Advertising (see Note 3)		851,140		—		—		851,140
Intersegment eliminations		(3,326,363)		—		(17,831)		(3,344,194)
Consolidated total revenues	Ps.	81,308,749	Ps.	10,050,108	Ps.	2,915,378	Ps.	94,274,235

(a) Digital TV Service revenues include revenue from leasing set-top equipment to subscribers in the Cable segment in the amount of Ps.5,289,996, Ps.4,577,513 and Ps.3,062,826, for the years ended December 31, 2019, 2018 and 2017, respectively. DTH Broadcast Satellite TV revenues include revenue from leasing set-top equipment to subscribers in the Sky segment in the amount of Ps.9,232,152, Ps.9,971,318 and Ps.9,894,292, for the years ended December 31, 2019, 2018 and 2017, respectively. Revenue from leasing set-top equipment to subscribers is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group’s property, plant and equipment and is leased to subscribers through operating lease contracts.

Net sales from external customers for the years ended December 31, 2019, 2018 and 2017 are presented by sale source, as follows:

	2019		2018		2017
Services	Ps.	75,988,820	Ps.	72,737,313	Ps.	70,408,764
Royalties		10,005,977		12,600,061		8,533,751
Goods		932,198		1,163,836		2,133,122
Leases (1)		14,830,186		14,781,123		13,198,598
Total	Ps.	101,757,181	Ps.	101,282,333	Ps.	94,274,235

(1) This line includes primarily revenue from leasing set-top equipment to subscribers in the Cable and Sky segments, which is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group’s property and equipment and is leased to subscribers through operating lease contracts.

27.       Commitments and Contingencies

Commitments

As of December 31, 2019, the Group had commitments for programming and transmission rights to be acquired or licensed from third party producers and suppliers, mainly related to special events, in the aggregate amount of U.S.$118.4 million (Ps.2,235,811) and U.S.$925.9 million (Ps.17,484,723), respectively, with various payment commitments to be made between 2020 and 2030.

As of December 31, 2019 the Group had third party commitments for transmission rights to be sublicensed by the Group in the aggregate amount of U.S.$121.5 million (Ps.2,294,437) with various cash payments to be received by the Group between 2020 and 2030.

At December 31, 2019, the Group had commitments in an aggregate amount of Ps.2,238,199, of which Ps.65,817, were commitments related to gaming operations, Ps.210,246, were commitments to acquire television technical equipment, Ps.944,229, were commitments for the acquisition of software and related services, and Ps.1,017,907, were construction commitments for building improvements and technical facilities.

In connection with a long-term credit facility, the Group expects to provide financing to GTAC in 2020 in the principal amount of Ps.133,000 (see Note 10).

At December 31, 2019, the Group had the following aggregate minimum annual commitments (undiscounted) for the use of satellite transponders:

	Thousands of
	U.S. Dollars
2020	U.S.$	7,928
2021		6,635
2022		3,315
2023 and thereafter		74
	U.S.$	17,952

A reconciliation of the non-cancellable lease commitments as of December 31, 2018 and the initial measurement of the lease liabilities under IFRS 16 were as follow:

Operating lease commitments disclosed under IAS 17 in the Group's consolidated financial statements as of December 31, 2018	Ps.	7,160,431
Discounted using the incremental borrowing rate at January 1, 2019		(2,669,751)
Finance lease liabilities recognized at December 31, 2018		5,317,944
Adjustments as a result of a different treatment of extension, termination options and short term and low value exemptions		306,632
Lease liabilities recognized at January 1, 2019	Ps.	10,115,256

On March 6, 2014, the IFT issued a decision whereby it determined that the Company, together with certain subsidiaries with concessions that provide broadcast television, are preponderant economic agents in the broadcasting sector in Mexico (together, the “Preponderant Economic Agent”). The preponderance decision imposes on the Preponderant Economic Agent various measures, terms, conditions and restrictive obligations, some of which may adversely affect the activities and businesses of the Group’s broadcasting businesses, as well as their results of operations and financial condition. Among these measures, terms, conditions and restrictive obligations are included the following:

Infrastructure sharing – The Preponderant Economic Agent must make its passive broadcasting infrastructure (as defined in the preponderance decision) available to third-party concessionaries of broadcast television (as defined in the preponderance decision) for commercial purposes in a non-discriminatory and non-exclusive manner, with the exception of broadcasters that, at the time the measures enter into force, have 12 MHz or more of radio-electric spectrum in the geographic area concerned.

Advertising sales – The Preponderant Economic Agent must deliver to IFT and publish the terms and conditions of certain broadcast advertising services and fee structures, including, without limitation, commercials, packages, bonuses and discount plans and any other commercial practice, and publish them on its webpage.

Prohibition on acquiring certain exclusive content – The Preponderant Economic Agent may not acquire transmission rights, on an exclusive basis, for any location within Mexico with respect to certain relevant content, determined by IFT in the Ruling whereby IFT identifies the relevant audiovisual contents in terms and for the purposes of the fourth measure and the second transitory article of the fourth attachment whereby the Preponderant Economic Agent in the telecommunication sector was resolved and the eighteenth and thirteenth transitory articles of the first attachment of the resolution whereby the Preponderant Economic Agent in the broadcasting sector as resolved (the “Relevant Content Ruling”), which may be updated every two years by IFT.

Over-the-air channels – When the Preponderant Economic Agent offers any of its over-the-air channels, or channels that have at least 50% of the programming broadcasted between 6:00 a.m. and midnight on such channels in the same day, to its affiliates, subsidiaries, related partiers and third parties, for distribution through a different technological platform than over-the-air-broadcast television, the Preponderant Economic Agent must offer these channels to any other person that asks for distribution over the same platform as the Preponderant Economic Agent has offered, on the same terms and conditions.

Prohibition on participating in “buyers’ clubs” or syndicates to acquire audiovisual content, without IFT’s prior approval - The Preponderant Economic Agent may not enter into or remain in any “buyers’ club” or syndicates of audiovisual content unless it has received the prior approval of IFT.

There are currently no resolution from the IFT, judgments or orders that would require the Group to divest any of the assets as a result of being declared a Preponderant Economic Agent in the broadcasting sector.

On February 27, 2017, as part of a biennial review of the broadcasting sector preponderance rules, the IFT issued a ruling that amended some of the existing preponderance rules in broadcasting and included some additional obligations on the Company and some of its subsidiaries (the “New Preponderance Measures”), as follows:

Infrastructure sharing – In addition to the previously imposed obligations regarding the sharing of passive infrastructure, the New Preponderance Measures have included the service of signal emissions only in the event that no passive infrastructure exists on the requested site. In addition, the New Preponderance Measures strengthen the supervision of the infrastructure services provided by the Group, including certain rules relating to the publicity of its tariffs. In addition, more specifications for the Electronic Management System as part of the new measures, are included. Likewise, the IFT determined specific tariffs for our infrastructure offer.

Prohibition to acquire certain exclusive content for broadcasting – This measure has been modified by enabling the Group to acquire relevant content under certain circumstances, as long as it obtains the right to sublicense such transmission rights to the other broadcasters in Mexico on non-discriminatory terms. In December 2018, the Relevant Content Ruling was updated.

Advertising sales – IFT modified this measure mainly by including specific requirements to the Group in its provision of over-the-air advertising services, particularly, to telecommunications companies. Such requirements include, among others: a) publishing and delivering to IFT specific information regarding tariffs, discount plans, contracting and sales terms and conditions, contract forms and other relevant practices; and b) terms and conditions that prohibit discrimination or refusal to deal, conditioned sales and other conditions that inhibit competition. The Group began the process of providing very detailed information to IFT on a recurrent basis of over the air advertising services related to telecommunications companies.

Accounting separation – The Group, as Preponderant Economic Agent, is required to implement an accounting separation methodology under the criteria defined by IFT, published in the Official Gazette of the Federation on December 29, 2017, as amended.

The new bi-annual review of the preponderances measures for the broadcast sector began on 2019 and a new resolution amending measures, if applicable, will be issued on 2020.

On March 28, 2014, the Company, together with its subsidiaries determined to be the Preponderant Economic Agent in the broadcasting sector, filed an amparo proceeding challenging the constitutionality of the Preponderance Decision. The Supreme Court resolved the amparo proceeding, resolving the constitutionality of the Preponderance Resolution and therefore, it is still valid.

Additionally, on March 31, 2017, the Company, together with its subsidiaries, filed an amparo proceeding challenging the constitutionality of the New Preponderance Measures. The final resolution is still pending.

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

Contingencies

On March 5, 2018, a purported stockholder class action lawsuit was filed in the United States District Court for the Southern District of New York alleging securities law violations in connection with allegedly misleading statements and/or omissions in the Company’s public disclosures. The lawsuit alleges that the Company and two of its executives failed to disclose alleged involvement in bribery activities relating to certain executives of Fédération Internationale de Football Association (“FIFA”), and wrongfully failed to disclose weaknesses in the Company’s internal control over its financial reporting as of December 31, 2016. On May 17, 2018, the Court appointed a lead plaintiff for the putative stockholder class. On August 6, 2018, the lead plaintiff filed an amended complaint. The Company thereupon filed a motion to dismiss the amended complaint. On March 25, 2019, the court issued a decision denying the Company’s motion to dismiss, holding that plaintiff’s allegations, if true, were sufficient to support a claim. The parties have begun to exchange discovery materials, and the discovery process will continue throughout 2020. Separately, the parties are presently litigating class certification issues. The Company believes that the lawsuit, and the material allegations and claims therein, are without merit and intends to vigorously defend against the lawsuit. With regard to plaintiff’s allegations regarding FIFA, outside counsel long previously investigated the circumstances surrounding the Company’s acquisition of the Latin American media rights for the Canada, Mexico and USA 2026 FIFA World Cup and 2030 FIFA World Cup and uncovered no credible evidence that would form the basis for liability for the Company or for any executive, employee, agent or subsidiary thereof. In particular, the Company itself made no payment to any FIFA person and in no way knew of, or condoned, any payment by any third party to any FIFA person. The Company also notes that no proceedings have been initiated against it by any governmental agency.

On April 27, 2017, the tax authorities, initiated a tax audit to the Company, with the purpose of verifying compliance with tax provisions for the fiscal period from January 1, to December 31, 2011, regarding federal taxes as direct subject of Income Tax (Impuesto sobre la Renta or ISR), Flat tax (Impuesto Empresarial a Tasa Única) and Value Added Tax (Impuesto al Valor Agregado). On April 25, 2018, the authorities informed the observations determined as a result of such audit, that could entail a default on the payment of the abovementioned taxes. On May 25, 2018, by a document submitted before the authority, the Company asserted arguments and offered evidence to undermine the authority’s observations. On June 27, 2019, the Company was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.682 million for ISR, penalties, surcharges and inflation adjustments. On August 22, 2019, the Company filed an administrative proceeding (recurso de revocación) against such tax liability, before the Legal area of the Tax Authorities, which is in the process of being resolved. As of the date of this report, there are no elements to determine if the outcome would be adverse to the Company’s interests.

On June 1, 2016, the tax authority initiated a tax audit to a Company’s indirect subsidiary that carries out operations in the Gaming business, which is presented in the Other Businesses segment, with the purpose of verifying compliance with tax provisions for the period from January 1, to December 31, 2014, regarding federal taxes as direct subject, as well as withholder. On April 24, 2017, the authorities informed the facts and omissions detected during the development of the verification process, that could entail a default on the payment of the abovementioned taxes. On May 30, 2017, by a document submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the authority’s last partial record. On June 21, 2019, such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.1,334 million, essentially related to IEPS (Impuesto Especial sobre Producción y Servicios or Excise Tax); on August 16, 2019, an administrative proceeding (recurso de revocación) was filed before the Legal area of the Tax Authorities, which is in the process of being resolved. As of the date of this report, there are no elements to determine if the outcome would be adverse to the Company’s interests.

The matters discussed in the three paragraphs referred to above did not require the recognition of a provision as of December 31, 2019.

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

28.       Changes in Accounting Policies Required by the Initial Application of IFRS 9, IFRS 15 and IFRS 16

(a)       IFRS 9

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at amortized cost and those measured at fair value, with changes in fair value either through income or loss, or through other comprehensive income or loss. The determination is made at initial recognition. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the financial assets. For financial liabilities, this IFRS Standard retained most of the IAS 39 Financial Instruments: Recognition and Measurement requirements. IFRS 9 considers under a new impairment approach that is no longer necessary for a credit event to have occurred before credit losses are recognized, instead, an entity always accounts for expected credit losses, and change in those expected losses to profit or loss; in respect to hedging activities, IFRS 9 aligns hedge accounting more closely with an entity’s risk management through a principles-based approach, by means of which the range from 0.8 to 1.25 to declare a maintaining hedge is eliminated an in its place, an effective hedging instrument will be declared only if it supports the entity’s risk management strategy and maintain an effective hedge, and in lieu thereof, an instrument of effective hedge could be deemed this way if it is aligned with the entity’s management risks strategy; IFRS 9 establishes that an entity making an irrevocable election to present in other comprehensive income changes in fair value of an investment in an equity instrument that is not held for trading, should not transfer to profit or loss any amounts presented in other comprehensive income, but may transfer the cumulative gain or loss within equity. The Company’s management used the retrospective cumulative effect, which consists in recognizing any cumulative adjustment resulting from the new standard at the date of initial adoption in consolidated equity.

In connection with the initial adoption of IFRS 9 in the first quarter of 2018, and based on the Group’s exist in financial instruments, related contracts on hedge relationships as of December 31, 2017, the implementation of the new standard did not have a material impact on the Group’s consolidated financial statements upon adoption.

(i)       Recognition of certain cumulative adjustments

The adoption of IFRS 9 Financial Instruments from January 1, 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. The new accounting policies are set out in Note 2 (i) and (w) above.

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

(ii)	Classification and measurement of financial instruments

On January 1, 2018 (the date of initial application of IFRS 9), the Group’s management assessed which business models applied to the financial assets held by the Group and classified its financial instruments into the appropriate IFRS 9 categories. The main effects resulting from this reclassification were as follows:

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
Debt, lease liabilities and other notes payable:
Current portion of long-term debt	Amortized cost	Amortized cost		2,103,870		2,103,870		—

Non-current liabilities
Debt, lease liabilities and other notes payable:
Long-term debt	Amortized cost	Amortized cost		121,993,128		121,993,128		—

(b) IFRS 15

IFRS 15 provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. This IFRS Standard contains principles that an entity applies to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity recognizes revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services.

In connection with the initial adoption of IFRS 15 in the first quarter of 2018, the Company’s management: (i) reviewed significant revenue streams and identified certain effects on the Group’s revenue recognition in the Cable and Sky segments; (ii) used the retrospective cumulative effect, which consists in recognizing any cumulative adjustment resulting from the new standard at the date of initial adoption in consolidated equity; and (iii) did not restate the comparative information for the years ended December 31, 2017 and 2016, which was reported under the financial reporting standards in effect in those periods. Based on the Group’s existing customer contracts and relationships, the implementation of the new standard did not have a material impact on the Group’s consolidated financial statements upon adoption. The more significant effects to the Group’s revenue recognition are described as follows:

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

The Group has recognized assets from incremental costs of obtaining a contract with customers, primarily commissions, which are classified as current and non-current other assets in its consolidated financial statements as of January 1 and December 31, 2019 and 2018, as follows:

	Cable		Sky		Total
Contract costs:
At January 1, 2019	Ps.	1,133,727	Ps.	2,236,932	Ps.	3,370,659
Additions		753,473		1,017,006		1,770,479
Amortization		(450,442)		(999,459)		(1,449,901)
Total Contract Costs at December 31, 2019		1,436,758		2,254,479		3,691,237
Less:
Current Contract Costs		477,167		902,233		1,379,400
Total Non-current Contract Costs	Ps.	959,591	Ps.	1,352,246	Ps.	2,311,837

	Cable		Sky		Total
Contract costs:
At January 1, 2018	Ps.	932,664	Ps.	2,452,540	Ps.	3,385,204
Additions		594,658		800,766		1,395,424
Amortization		(393,595)		(1,016,374)		(1,409,969)
Total Contract Costs at December 31, 2018		1,133,727		2,236,932		3,370,659
Less:
Current Contract Costs		233,166		909,790		1,142,956
Total Non-current Contract Costs	Ps.	900,561	Ps.	1,327,142	Ps.	2,227,703

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

(c) IFRS 16

IFRS 16 Leases was issued in January 2016, replaced IAS 17, and became effective on January 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the former IFRS Standard: lessors continue to classify leases as finance or operating leases.

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

The initial impact of recording lease liabilities, and the corresponding right-of-use assets in accordance with the guidelines of IFRS 16, increased the Group’s consolidated total assets and liabilities as of January 1, 2019, as described below. Also, as a result of the adoption of IFRS 16, the Group recognizes a depreciation of rights-of-use assets for long-term lease agreements, and a finance expense for interest from related lease liabilities, instead of affecting consolidated operating costs and expenses for lease payments made, as they were recognized through December 31, 2018, under the guidelines of the former IFRS Standard.

The Company’s management has concluded the analysis and assessment of any changes to be made in the Group’s accounting policies for long-term lease agreements as a lessee, including the implementation of controls over financial reporting in the different business segments of the Group, in connection with the measurement and disclosures required by IFRS 16.

As a result of the adoption of IFRS 16, the Group recognized as right-of-use assets and lease liabilities in its consolidated statements of financial position as of December 31 and January 1, 2019, long-term lease agreements that were recognized as operating leases through December 31, 2018, as follows:

	December 31, 2019		January 1, 2019
Long-term Lease Agreements	Assets (Liabilities)		Assets (Liabilities)
Right-of-use assets, net	Ps.	4,502,590	Ps.	4,797,312
Lease liabilities (1)		(4,641,705)		(4,797,312)
Net effect	Ps.	(139,115)	Ps.	—

(1)	Current portion of lease liabilities as of December 31 and January 1, 2019, amounted to Ps.533,260 and Ps.462,513, respectively.

Depreciation of right-of-use assets referred to in the table above and charged to income for the year ended December 31, 2019, amounted to Ps.651,675.

The Group also classified as right-of-use assets and lease liabilities in its consolidated statements of financial position as of December 31 and January 1, 2019,property and equipment and obligations under long-term lease agreements that were recognized as finance leases through December 31, 2018, as follows:

	December 31, 2019		January 1, 2019
Long-term Lease Agreements	Assets (Liabilities)		Assets (Liabilities)
Right-of-use assets, net	Ps.	3,050,462	Ps.	3,402,869
Lease liabilities (1)		(4,721,815)		(5,317,944)
Net effect	Ps.	(1,671,353)	Ps.	(1,915,075)

(1)	Current portion of lease liabilities as of December 31 and January 1, 2019, amounted to Ps.724,506 and Ps.651,800, respectively.

Depreciation of right-of-use assets referred to in the table above and charged to income for the years ended December 31, 2019 and 2018, amounted to Ps.418,675 and Ps.481,885, respectively.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	Applying a single discount rate to a portfolio of leases with reasonably similar characteristics
•	Relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review – there were no onerous contracts as at January 1, 2019
•	Accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases
•	Excluding initial direct cost for the measurement of the right-of-use asset at the date of initial application, and
•	Using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

29. Events after the Reporting Period

On March 11, 2020, the World Health Organization declared the outbreak of Coronavirus (“COVID19”) as pandemic. Most governments in the world are implementing different restrictive measures to contain the spread of this pandemic. This situation is significantly affecting the global economy, including Mexico, due to the disruption or slowdown of supply chains and the increase in economic uncertainty, as evidenced by the increase in volatility of asset prices, exchange rates and decreases in long-term interest rates. The consequences derived from COVID-19 are events after the reporting period not requiring an adjustment to the Group’s consolidated financial statements for the year ended December 31, 2019, and these consequences will be recognized as required in the consolidated financial statements for periods ending in the year 2020. The COVID-19 pandemic has affected the Group’s business, financial position and results of operations for the first quarter ended March 31, 2020, which was reported by the Company on April 27, 2020, and it is currently difficult to predict the degree of the impact on the second quarter and the remainder of 2020. Due to the evolving and uncertain nature of the COVID-19 pandemic, the Company’s management is not able to estimate the full extent of the impact of this situation, but it may continue affecting the Group’s business, financial position and results of operations over the near, medium or long term. As of the authorization date of these consolidated financial statements, the Company’s management cannot predict the adverse impact of COVID-19 pandemic on the Group’s consolidated financial statements for any remaining period in the year ending December 31, 2020.

In connection with the acquisition of the majority stock of UHI by a group of investors, which was announced on February 25, 2020, the Company’s management analyzed and considered this event, as well as other relevant information after the reporting period ended December 31, 2019, to assess whether fair value measurement of the Group’s investment in warrants of UHI as of December 31, 2019, reflected information and assumptions that market participants would have considered as of that date. Based on this assessment, the Company’s management has concluded that (i) fair value measurement of these warrants as of December 31, 2019, incorporated assumptions about risk inherent to the valuation technique used (discounted cash flow model) and inputs in this valuation technique based on available information at the measurement date; and (ii) information obtained after the measurement date did not constitute evidence of a condition that existed as of the measurement date. In April 2020, the Company’s management reviewed the assumptions and inputs related to its discounted cash flow model used to determine the fair value of the Group’s investments in warrants of UHI as of March 31, 2020. On April 27, 2020, as a result of this review, the Group reported its consolidated financial information for the first quarter of 2020, which included a decline in the estimated fair value of the Group’s investment in warrants exercisable for shares of UHI as of March 31, 2020, in the amount of Ps.21,937.1 million, which was accounted for in accumulated other comprehensive income or loss, net of income tax of Ps.6,581.1 million, in the Group’s consolidated statement of financial position as of March 31, 2020 (see Notes 9 and 15).

On April 28, 2020, the Company´s stockholders approved, among other resolutions, the audited consolidated financial statements as of December 31, 2019, and for the year ended on that date. To further maximize liquidity and as a precautionary measure, the Company’s Board of Directors did not propose the payment of a 2020 dividend for approval of the Company’s general stockholders’ meeting held on April 28, 2020.