Form 20-F
period 2020-12-31
GRUPO TELEVISA, S.A.B.
filed 2021-04-30
CIK 912892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020 was:

113,019,216,542 Series “A” Shares
50,928,412,611 Series “B” Shares
81,022,416,386 Series “L” Shares
81,022,416,386 Series “D” Shares

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒ Yes ☐ No

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

Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2020 and (ii) references to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “U.S. dollars,” “$” or “U.S.$” are to United States dollars.

In this annual report, “we,” “us,” “our,” “Company,” “Grupo Televisa” or “Televisa” refer to Grupo Televisa, S.A.B. and, where the context requires, its consolidated entities. “Group” refers to Grupo Televisa, S.A.B. and its consolidated entities.

Forward-Looking Statements and Risk Factors Summary

This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. In addition, we may from time to time make forward-looking statements in reports to the SEC, on Form 6-K, in annual reports to stockholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “seek”, “potential”, “target”, “estimate”, “project”, “predict”, “forecast”, “guideline”, “may”, “should”, “could”, “will” and similar words and expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements. Examples of these forward-looking statements include, but are not limited to:

•	estimates and projections of financial results, cash flows, capital expenditures, dividends, capital structure, financial position or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;

•	statements concerning our current and future plans regarding our online and wireless content division, Televisa Digital;

•	statements concerning our current and future plans regarding our investment in Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V., or GTAC;

•	statements concerning our current and future plans regarding our gaming business;

•	statements concerning our future plans, including capital expenditures, regarding the pay-TV, broadband and/or telephony services provided by our subsidiaries;

•	statements concerning our transactions with Univision (as defined below) and our current and future plans regarding our investment in common stock of Univision Holdings, Inc., or UHI (formerly known as Broadcasting Media Partners, Inc., or BMP), the parent company of Univision, including the 2021 Transaction (as defined below, and as described below under “Information on the Company—Business Overview—Univision—2021 Transaction Agreement”) announced in early April 2021;

•	statements concerning our current and future plans, including capital expenditures, regarding our investment in Innova, S. de R.L. de C.V., or Innova, and our transactions and relationship with DIRECTV;

•	statements concerning our transactions with NBC Universal’s Telemundo Communications Group, or Telemundo;

•	statements about our future economic performance or statements concerning general economic, political or social conditions in Mexico or other countries in which we operate or have investments;

•	statements concerning the general uncertainty related to the COVID-19 pandemic and its possible adverse effects; and

•	statements or assumptions underlying these statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. We caution you that a number of important risks and uncertainties including those discussed under “— Risk Factors”, could cause actual results to differ materially from those expressed in or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following risks, uncertainties and other factors:

•	the impact of the COVID-19 pandemic;

•	economic and political developments and conditions and government policies in Mexico or elsewhere;

•	uncertainty in global financial markets;

•	currency fluctuations or the depreciation of the Peso;

•	changes in inflation rates;

•	changes in interest rates;

•	the impact of existing laws and regulations, changes thereto or the imposition of new laws and regulations affecting our businesses, activities and investments;

•	the risk that our concessions may not be renewed;

•	the risk of loss of transmission or loss of the use of satellite transponders or incidents affecting our network and information systems or other technologies;

•	changes in customer demand;

•	effects of competition;

•	incidents affecting our network and information systems or other technologies;

•	the results of operations of Univision and the pendency of the 2021 Transaction; and

•	the other risks and uncertainties discussed under “— Risk Factors” and elsewhere in this report.

We are not obliged to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in these forward-looking statements.

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

Selected Financial Data

The following tables present our selected consolidated financial information as of and for each of the periods indicated. This information is qualified in its entirety by reference to, and should be read together with, our audited consolidated year-end financial statements. The following data for each of the years ended December 31, 2020, 2019, 2018, 2017 and 2016 has been derived from our audited consolidated year-end financial statements, including the consolidated statements of financial position as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2020, 2019 and 2018, and the accompanying notes appearing elsewhere in this annual report.

The selected consolidated financial information as of December 31, 2020, 2019, 2018, 2017 and 2016, and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016, was prepared in accordance with IFRS, as issued by the IASB.

The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translations included in the following tables, except capital expenditures, is determined by reference to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de México, S.A., or CitiBanamex, as of December 31, 2020, which was Ps.19.9493 per U.S. Dollar. This annual report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated. The interbank free market rate, or the Interbank Rate, as reported by Banco Nacional de Mexico, S.A., or CitiBanamex, as of March 31, 2021, was Ps.20.4692 per U.S. Dollar.

	Year Ended December 31,
	2020	2020	2019	2018	2017	2016

	(Millions of U.S. Dollars or millions of Pesos)(1)
Income Statement Data:
Net sales	U.S.$ 4,880	Ps.97,362	Ps. 101,757	Ps. 101,282	Ps. 94,274	Ps. 96,287
Operating income	878	17,525	17,005	20,253	14,243	16,598
Finance expense net(2)	(314)	(6,255)	(8,811)	(8,780)	(5,305)	(9,532)
Net income	15	303	6,107	7,615	6,578	5,333
Net (loss) income attributable to stockholders of the Company	(63)	(1,250)	4,626	6,009	4,524	3,721
Net income attributable to non-controlling interests	78	1,553	1,481	1,606	2,053	1,612
Basic (loss) earnings per CPO attributable to stockholders of the Company(3)	—	(0.44)	1.60	2.07	1.54	1.28

	Year Ended December 31
	2020		2020		2019		2018		2017		2016
Diluted (loss) earnings per CPO attributable to stockholders of the Company(3)		—		(0.41)		1.53		1.96		1.46		1.20
Weighted-average number of shares outstanding (in millions)(3)(4)		—		330,686		338,375		340,445		344,033		341,017
Cash dividend per CPO(3)		—		—		0.35		0.35		0.35		0.35
Comprehensive Income Data:
Total comprehensive (loss) income	U.S.$	(830)	Ps.	(16,559)	Ps.	3,816	Ps.	6,594	Ps.	7,162	Ps.	4,144
Total comprehensive (loss) income attributable to stockholders of the Company		(909)		(18,127)		2,357		5,010		5,162		2,426
Total comprehensive income attributable to non-controlling interests		79		1,568		1,459		1,584		2,000		1,718

	Year Ended December 31
	2020		2020		2019		2018		2017		2016

Financial Position Data:
Cash and cash equivalents	U.S.$	1,457	Ps.	29,058	Ps.	27,452	Ps.	32,068	Ps.	38,735	Ps.	47,546
Temporary investments		—		—		—		31		6,014		5,498
Total assets		13,597		271,246		290,344		297,171		297,220		309,054
Short-term debt and current portion of long-term debt (5)		31		617		492		988		307		851
Interest payable(5)		97		1,935		1,944		1,120		1,797		1,827
Long-term debt, net of current portion(6)		6,112		121,936		120,445		120,984		121,993		126,147
Customer deposits and advances		298		5,936		5,780		13,638		18,798		21,709
Capital stock		246		4,908		4,908		4,908		4,978		4,978
Total equity (including non-controlling interests)		4,408		87,939		105,404		104,531		99,657		96,284
Shares outstanding (in millions)(4)		—		325,992		337,244		338,329		342,337		341,268

	Year Ended December 31
	2020		2020		2019		2018		2017		2016
Cash Flow Data:
Net cash provided by operating activities	U.S.$	1,662	Ps.	33,161	Ps.	27,269	Ps.	33,714	Ps.	25,100	Ps.	36,657
Net cash used in investing activities		(798)		(15,920)		(17,005)		(23,898)		(17,331)		(29,000)
Net cash used in financing activities		(812)		(16,195)		(14,302)		(16,505)		(16,469)		(9,991)
Increase (decrease) in cash and cash equivalents		52		1,034		(4,098)		(6,667)		(8,811)		(1,851)
Other Financial Information:
Capital expenditures(7)	U.S.$	1,009	Ps.	20,132	Ps.	19,108	Ps.	18,500	Ps.	16,760	Ps.	27,942
Other Data (unaudited):
Magazine circulation (millions of copies)(8)		—		12		32		51		72		90
Number of employees (at year end)		—		43,200		42,900		39,100		39,900		42,200
Number of Sky Pay Television RGUs (in thousands at year end)(9)		—		7,478		7,431		7,637		8,003		8,027
Number of Sky Broadband Internet RGUs (in thousands at year end)(9)		—		666		386		92		—		—
Number of Cable Pay Television RGUs (in thousands at year end)(10)		—		4,285		4,319		4,384		4,185		4,206
Number of Cable Broadband Internet RGUs (in thousands at year end)(10)		—		5,431		4,696		4,479		3,797		3,412
Number of Cable Digital Telephony RGUs (in thousands at year end)(10)		—		4,296		3,638		2,979		2,122		2,113
Number of Cable Mobile RGUs (in thousands at year end)(10)		—		76		—		—		—		—

Notes to Selected Consolidated Financial Information:

(1)	Except per Certificado de Participación Ordinario, or CPO, magazine circulation, employees, Revenue Generating Units, or RGUs. An RGU is defined as individual service subscriber who is billable under each service (satellite pay television, broadband internet and voice).

(2)	Includes interest expense, interest income, foreign exchange loss or gain, net, and other finance income or expense, net. See Note 23 to our consolidated year-end financial statements.

(3)	For further analysis of net earnings per CPO (as well as corresponding amounts per Series “A” Share not traded as CPOs), see Note 25 to our consolidated year-end financial statements. In April 2021, 2019, 2018, 2017 and 2016 the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO, respectively. To further maximize liquidity and as a precautionary measure, the Company's Board of Directors did not propose the payment of a 2020 dividend for approval of the Company's general stockholders’ meeting held on April 28, 2020.

(4)	As of December 31, 2020, 2019, 2018, 2017, and 2016, we had four classes of common stock: Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares. Our shares are publicly traded in the United Mexican States, or Mexico, primarily in the form of CPOs, each CPO representing 117 shares comprised of 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares; and in the United States in the form of Global Depositary Shares, or GDSs, each GDS representing five CPOs. As of December 31, 2020, there were approximately 2,314.9 million CPOs issued and outstanding, each of which was represented by 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares, and an additional number of approximately 55,146.3 million Series “A” Shares, 0.2 million Series “B” Shares, 0.2 million Series “D” Shares and 0.2 million Series “L” Shares issued and outstanding (not in the form of CPO units). See Note 17 to our consolidated year-end financial statements.

(5)	The figures set forth in this line item are presented at amortized cost (principal amount, net of finance costs). Interest payable is included in current portion of long-term debt in the consolidated statements of financial position as of December 31, 2020 and 2019. See Notes 2(o) and 14 to our consolidated year-end financial statements.

(6)	The figures set forth in this line item are presented at amortized cost (principal amount, net of finance costs). See “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness” and Note 14 to our consolidated year-end financial statements.

(7)	Capital expenditures are those investments made by us in property, plant and equipment. The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translation for capital expenditures is determined by reference to the Interbank Rate on the dates on which a given capital expenditure was made. See “Information on the Company — Capital Expenditures”.

(8)	The figures set forth in this line item represent total circulation of magazines that we publish independently and through joint ventures and other arrangements and do not represent magazines distributed on behalf of third parties.

(9)	Sky has operations in Mexico, the Dominican Republic and Central America. The figures set forth in this line item represent the total number of RGUs (pay television, or pay-TV, broadband internet and digital telephony services) for Innova at the end of each year presented. For a description of Innova’s business and results of operations and financial condition, see “Information on the Company — Business Overview — Our Operations — Sky”.

(10)	An RGU provided by Empresas Cablevisión, S.A.B. de C.V., or Cablevisión, Cablemás, S.A. de C.V., or Cablemás, Televisión Internacional, S.A. de C.V., or TVI, Grupo Cable TV, S.A. de C.V., or Cablecom, Cablevisión Red, S.A. de C.V., or Telecable and FTTH de México, S.A. de C.V., or FTTH (pay-TV, broadband internet, digital telephony and mobile services). For example, a single subscriber paying for cable television, broadband internet, digital telephony and mobile services represents four RGUs. We believe it is appropriate to use the number of RGUs as a performance measure for Cablevisión, Cablemás, TVI, Cablecom, Telecable and FTTH given that these businesses provide other services in addition to pay-TV. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Cable” and “Information on the Company — Business Overview — Our Operations — Cable”.

Dividends

Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the Series “A” Shares and Series “B” Shares voting together, generally, but not necessarily, on the recommendation of the Board of Directors, as well as a majority of the Series “A” Shares voting separately. Emilio Azcárraga Jean indirectly controls the voting of the majority of the Series “A” Shares and, as a result of such control, both the amount and the payment of dividends require his affirmative vote. See “Major Stockholders and Related Party Transactions — The Major Stockholders”. On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual ordinary dividend of Ps.0.35 per CPO. On April 28, 2017, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,084.2 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 27, 2018, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,073.4 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 29, 2019, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,068.9 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. To further maximize liquidity and as a precautionary measure, the Company's Board of Directors did not propose the payment of a 2020 dividend for approval of the Company's general stockholders’ meeting held on April 28, 2020. On April 28, 2021, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,053.4 million, which represents payment of our ordinary dividend of Ps0.35 per CPO, equivalent to Ps0.002991452991 per share. All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted on and approved at the applicable general stockholders’ meetings.

Exchange Rate Information

Since 1991, Mexico has had a free market for foreign exchange and, since 1994, the Mexican government has allowed the Peso to float freely against the U.S. Dollar. There can be no assurance that the government will maintain its current policies with regard to the Peso or that the Peso will not depreciate or appreciate significantly in the future.

In the past, the Mexican economy has had balance of payment deficits and decreases in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, we cannot assure that the Mexican government will not institute restrictive exchange control policies in the future, as has occurred from time to time in the past. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal of indebtedness, as well as to obtain foreign programming and other goods, would be adversely affected. See “— Risk Factors — Risk Factors Related to Mexico — Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Our Company and Others to Convert Pesos into U.S. Dollars or Other Currencies, Which Could Adversely Affect Our Business, Financial Condition or Results of Operations”.

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

Risk Factors Related to the COVID-19 Pandemic

The COVID-19 Pandemic May Have a Material Adverse Effect on Our Business, Financial Position and Results of Operations

The COVID-19 pandemic has affected our business, financial position and results of operations for the year ended December 31, 2020, and it is currently difficult to predict the degree of the impact in the future.

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

The Mexican Government is still implementing the plan to reactivate economic activities in accordance with color-based phases determined on a weekly basis in every state of the country.

Pursuant to the above mentioned plan, as of the date of this report, some non-essential economic activities are open with some limitations, mainly on capacity and hours of operation. However, a significant part of the population is still implementing social distancing and shelter-in-place policies. As a result, during the year ended December 31, 2020, this has affected, and is still affecting the ability of our employees, suppliers and customers to conduct their functions and businesses in their typical manner.

As of the date of this report, given that they are considered essential economic activities, we have continued operating our media and telecommunications businesses uninterrupted to continue benefiting the country with connectivity, entertainment and information, and, during most of the year ended December 31, 2020, we continued with the production of new content following the requirements and health guidelines imposed by the Mexican Government. We are partially dependent on the demand for advertising from consumer-focused companies, and the COVID-19 pandemic has caused, and could further cause, advertisers to reduce or postpone their advertisement spending on our platforms.

In our Other Businesses segment, sporting and other entertainment events for which we have broadcast rights, or which we organize, promote and/or are located in venues we own, are operating with some limitations and taking the corresponding sanitary measures, and to date most of our casinos have resumed operations with reduced capacity and hours of operation. When local authorities approve the re-opening of the venues that are still not operating, rules may be enacted, including restrictions on capacity and operating hours, which may affect the results of our Other Businesses segment in the following months.

Notwithstanding the foregoing, the authorities may impose further restrictions on essential and non-essential activities, based on then existing circunstances, including, but not limited to, temporary shutdowns or additional guidelines which could be expensive or burdensome to implement, which may affect our operations.

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

We cannot predict what effects the COVID-19 relief plan announced by the Mexican Federal Government will have in our results of operations and the overall economy

On March 30, 2020, the Mexican General Health Council declared a public health emergency, and on March 31, 2020, the Mexican Ministry of Health announced extraordinary actions to deal with the health emergency caused by the outbreak of the COVID-19 virus. The announcement by the Mexican Ministry of Health ordered the suspension of all non-essential economic activities from March 30, 2020 through April 30, 2020 and has been extended several times since then. Media and telecommunications are not included in the suspension as they are considered essential economic activities. Such suspension has already caused negative impacts on the Mexican economy that cannot currently be quantified, and as a result of such, many of our customers’ businesses will be materially and negatively affected and will encounter significant difficulties in terms of maintaining profitability. Although vaccination efforts have started countrywide since January 2021, the Mexican Government is still implementing the plan to reactivate economic activities in accordance with color-based phases determined on a weekly basis in every state of the country.

On April 6, 2020, Mexico’s Federal Government unveiled a plan to provide relief from the COVID-19 crisis. This plan consists mainly of increases in public investment and social spending, providing loans to small businesses and individuals and adopting additional austerity measures. The abovementioned plan suffered a significant number of changes as the pandemic progressed, with the last one announced on January 19, 2021, and there remains substantial uncertainty as to the mechanics and processes necessary to implement some of the measures provided for in this plan. Furthermore, the plan has not included bailouts, tax cuts or increases in public debt. The success of these strategies is uncertain as well as the effect that the pandemic will have on our customers and on our business, financial position and results of operations over the near, medium or long-term.

Risk Factors Related to Mexico

Economic and Political Developments in Mexico May Adversely Affect Our Business, Financial Condition and Results of Operations

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

Mexico Has Experienced Adverse Economic Conditions, Which Could Have a Negative Impact on Our Results of Operations and Financial Condition

Mexico has historically experienced uneven periods of economic growth. Mexican gross domestic product, or GDP, increased by 2.0% in 2018, decreased by 0.1% in 2019 and decreased by 8.5% in 2020. Mexican GDP showed a larger contraction than the Mexican government forecasts in 2020 and, according to analysts, Mexican GDP is expected to increase in a range between 4.5% – 4.7% in 2021. We cannot assure that these estimates and forecasts will prove to be accurate.

Any future economic downturn, including downturns in the United States, Europe, Asia or anywhere else in the world, could affect our financial condition and results of operations. For example, demand for advertising may decrease both because consumers may reduce expenditures for our advertisers’ products and because advertisers may reduce advertising expenditures and demand for publications, cable television, direct-to-home, or DTH, satellite services, pay-per-view programming, telecommunications services and other services and products may decrease because consumers may find it difficult to pay for these services and products. Additionally, there can be no assurance that the recent Mexican sovereign debt rating downgrade will not adversely affect our business, financial condition, results of operations or the price of our securities. Finally, the economic recovery is uncertain due to the COVID-19 pandemic.

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

Turmoil in other large economies, such as those in Europe, China and the United States, could have the effect of a downturn in the global economy. Further, our operations, including the demand for our products or services, and the price of our securities, have also historically been adversely affected by increases in interest rates in the United States and elsewhere.

Any of these factors, would negatively affect the market value of our securities and make it more difficult for us to access capital markets and finance our operations in the future, which could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and the market price of our securities.

Economic conditions in Mexico are significantly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement, or NAFTA, and increased economic activity between the two countries. Adverse economic conditions in the United States or other related events could have a significant adverse effect on the Mexican economy, which could adversely affect our business, financial condition and results of operations. As a result of talks to renegotiate NAFTA, on November 30, 2018 (and as amended on December 10, 2019), the United States, Canada, and Mexico signed the United States-Mexico-Canada Agreement (USMCA), which has been approved by the Mexican Senate, the U.S. Senate, and Canada. In addition, increased or perceptions of increased economic protectionism in the United States and other countries could potentially lead to lower levels of trade and investment and economic growth, which could have a similarly negative impact on the Mexican economy. These economic and political consequences could adversely affect our business, financial condition and results of operations.

We cannot assure that events in other emerging market countries, in the United States or elsewhere will not materially adversely affect our business, financial condition, results of operations, cash flows, prospects and the market price of our shares. In addition, there may be lingering uncertainty resulting from the departure of the United Kingdom from the European Union (“Brexit”). The United Kingdom left the European Union on January 31, 2020 and the transition period that was in place between them ended on December 31, 2020. On December 24, 2020, the United Kingdom and European Union agreed to a post-Brexit trade and cooperation agreement that contains new rules governing (inter alia) trade, travel and immigration. Brexit is likely to have a significant impact on the macroeconomic conditions of the United Kingdom, the European Union and the rest of the world. The long-term effects of Brexit on capital markets, foreign exchange markets and on the overall political and macroeconomic situation globally remain uncertain and, as a consequence, there will likely continue to be a period of instability and volatility in global financial markets. As a result, Brexit may adversely affect political regulatory, economic and market conditions and contribute to the instability of global political institutions, regulatory agencies and financial markets, negatively impacting our business, results of operations and financial condition.

Our profitability is affected by numerous factors including reductions in demand for the services provided in our cable and sky divisions, changes in viewing preferences, priorities of advertisers and reductions in advertisers’ budgets. Historically, advertising in most forms of media has correlated positively with the general condition of the economy and thus, is subject to the risks that arise from adverse changes in domestic and global economic conditions, consumer confidence and spending. The demand for our products and services in Mexico, the U.S. and in the other countries in which we operate may be adversely affected by the tightening of credit markets and economic downturns. As a company that operates in different countries, we depend on the demand from customers in Mexico, the U.S. and the other countries in which we operate, and reduced consumer spending that falls short of our projections could adversely impact our revenues and profitability.

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

Renegotiation of the Trade Agreements or Other Changes in Foreign Policy by the Presidential Administration in the United States Could Adversely Affect Imports and Exports Between Mexico and the United States and Other Economic and Geopolitical Effects may Adversely Affect Us

During the last few years there has been uncertainty regarding U.S. policies related to trade, tariffs, immigration and foreign affairs, including with respect to Mexico. The new U.S. administration could lead to a number of changes in the relationship between Mexico and the United States.

Additionally, other government policies in the United States could also adversely affect economic conditions in Mexico. The current relationship between the Mexican and U.S. governments, as well as political and economic factors in each country, could lead to changes in international trade and investment policies, including new or higher taxes on products imported from Mexico to the United States. The events described above could affect our activities, financial situation, operating results, cash flows and/or prospects, as well as the market price of our shares. Other economic and geopolitical effects could adversely affect us.

Given that the Mexican economy is heavily influenced by the economy of the United States, the implementation of the USMCA and/or other government policies in the United States that the Federal administration may adopt could adversely affect economic conditions in Mexico. On September 30, 2018, Mexico, Canada and the United States reached an agreement on the terms and conditions of the USMCA, replacing NAFTA. On June 19, 2019, Mexico became the first country to ratify the USMCA, followed by the United States on January 16, 2020 and Canada on March 13, 2020. The USMCA includes a 16-year sunset clause, under which the terms of the agreement expire, or are suspended, after 16 years and is subject to review every six years, at which time the United States, Mexico and Canada may decide whether to extend the USMCA. The implementation of the new terms of the USMCA could have an adverse effect on the Mexican economy, including the level of imports and exports, which could in turn adversely affect our business, financial condition and results of operations. Other economic and geopolitical effects, including those related to United States policy on trade, tariffs and immigration, may also adversely affect us.

High Inflation Rates in Mexico May Decrease Demand for Our Services While Increasing Our Costs

In the past, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 4.8% in 2018, 2.8% in 2019, 3.2% in 2020 and is projected to be 4.1% in 2021. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States. High inflation rates can adversely affect our business, financial condition and results of operations in, among others, the following ways:

•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms.

High Interest Rates in Mexico Could Increase Our Financing Costs

In the past year, Mexican interest rates have decreased in line with global market movements. The interest rates on 28-day Mexican government treasury securities averaged 7.6%, 7.9% and 5.3% for 2018, 2019 and 2020, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow and we cannot assure that this trend will remain in the future.

Political Events in Mexico Could Affect Mexican Economic Policy and Our Business, Financial Condition and Results of Operations

The last Mexican presidential and congressional elections took place in July 2018. Andrés Manuel López Obrador, presidential candidate for the National Regeneration Movement Party (Movimiento de Regeneración Nacional) (“Morena”), was elected President of Mexico and took office on December 1, 2018. Additionally, Mexican congressional elections will take place on June 6, 2021. In these elections, it will be determined whether the coalition led by Morena, “Together we will make history” (Juntos Hacemos Historia), together with the Labor Party (Partido del Trabajo), will maintain their current majority.

The Mexican government has reduced public spending since 2019. On July 2, 2019, the new Mexican Republican Austerity Law (Ley de Austeridad Republicana) was approved by the Mexican Senate. Our business, financial condition and results of operations may be adversely affected by changes in governmental policies or regulations involving or affecting our management, operations and tax regime. Tax policy in Mexico, in particular, is subject to continuous change.

We cannot predict the government’s future policies, or whether the coalition which currently has control of an absolute majority of congress could maintain it and, if such coalition or any political force may implement substantial changes in law, policies and regulations in Mexico, which could have a significant effect on our business, activities, financial condition, operating results, cash flows and/or prospects. As happens with any new governmental policies and regulations, we cannot ascertain whether, and to what extent, such policies and regulations may affect our operations, financial condition, results of operations or the legal framework in which we operate.

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

Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Business, Financial Condition and Results of Operations

A significant portion of our business, activities and investments occur in heavily regulated sectors. The Mexican regulators and other authorities, including tax authorities, have increased their supervision and the frequency and amounts of fines and assessments have increased significantly. Although we intend to defend our positions vigorously when procedures are brought or fines are imposed by authorities, there can be no assurance that we will be successful in such defense. Accordingly, we may in the future be required to pay fines and assessments that could be significant in amount, which could materially and adversely affect our business, financial condition and results of operations.

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

Mexico’s Federal Antitrust Law and the Ley Federal de Telecomunicaciones y Radiodifusión, or Telecommunications and Broadcasting Federal Law, or LFTR, including their regulations, may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions. In addition, the Federal Antitrust Law and its regulations, as well as the conditions and measures imposed by the Instituto Federal de Telecomunicaciones, or Federal Telecommunications Institute, or IFT, an institute with constitutional autonomy responsible for overseeing the broadcasting (radio and television) and telecommunications industries and their antitrust matters, or by the Comisión Federal de Competencia Económica, or Mexican Antitrust Commission, or COFECE, may adversely affect our ability to determine the rates we charge for our services and products or the manner in which we provide our products or services. Approval of IFT or the COFECE, as applicable, is required to acquire certain businesses or enter into certain joint ventures. There can be no assurance that in the future IFT or the COFECE, as the case may be, will authorize certain acquisitions or joint ventures related to our businesses, the denial of which may adversely affect our business strategy, financial condition and results of operations. IFT or COFECE, as applicable, may also impose conditions, obligations and fines that could adversely affect some of our activities, our business, financial condition and results of operations. See “— Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Business, Financial Condition and Results of Operations”.

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

Article 15-A of the Ley del Seguro Social, or the Social Security Law, could materially adversely affect our business, financial condition and results of operations. Article 15-A provides that a company that receives personnel services from a third party, is jointly bound to comply with the obligations related to social security that have to be fulfilled by such personnel services providers for the benefit of their respective employees. Article 15-A also requires the Company to send a list to the Instituto Mexicano del Seguro Social, or the Social Security Mexican Institute, of all agreements entered into with personnel services providers.

In addition to the foregoing, certain provisions of the Ley Federal del Trabajo, or the Federal Labor Law, could materially adversely affect our business, financial condition and results of operations. The Federal Labor Law, as amended in April 2021, provides, among other things, that subcontracting personnel is prohibited and only will be permitted if the personnel services provider performs specialized services or specialized work; however such specialized services or work shall not be contemplated in the company’s corporate purpose or be related with the company’s main activities. Companies that provide outsourcing services will be required to complete a registration before the Mexican Ministry of Labor (Secretaría del Trabajo y Previsión Social). If these requirements are not met, the company that receives the benefit of the outsourced services shall be jointly liable for all the obligations applicable to employers pursuant to the Federal Labor Law in respect of such personnel. Fines and penalties may be imposed on companies that do not comply with all applicable obligations, and the use of simulated schemes of rendering specialized services or execution of specialized work, as well as subcontracting personnel, will be treated as a criminal offense.

The amendment approved in April 2021 brings, as a consequence, changes to the social security, tax and labor laws. The objective of such amendment is to avoid the subcontracting schemes.

This amendment also stated that the amount of profit sharing to be paid to employees will be capped to three months of salary or the average amount received by the employee in the last three years, whichever is more favorable to the employee. A tax implication of this amendment is that invoices issued for disallowed subcontracting of personnel will not have tax effects (i.e., non-deductible expense for income tax purposes and inability to claim a value added tax credit on such expense).

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

Tax incentives for taxpayers operating in the Northern Border Region of Mexico: The objective of these incentives is to promote productivity and create new sources of employment in the Northern Border Region of Mexico. These tax incentives became effective on January 1, 2019 and were expected to remain in force until December 2020. Nevertheless, on December 30, 2020, the decree in which these incentives were granted was amended to extend its validity until December 2024.

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

VAT rate reduction: Mexican individuals and entities that sell goods, render independent services, or grant the temporary use of goods in establishments located within the Northern Border Region of Mexico, may apply a tax credit equivalent to 50% of the VAT ordinary rate (16% to be reduced to 8%). In order to be able to apply the tax credit, taxpayers must submit an application notice to the corresponding tax authority.

In December 2019, the Mexican Federal Congress approved some additional reforms to the economic plan for 2020. These 2020 tax reforms include amendments to the Income Tax Law, the Value Added Tax Law, the Special Tax on Production and Services Law and the Federal Tax Code, they became effective as of January 2020. Some of the most relevant changes to the Mexican tax legislation incorporated some of the Actions included in the Base Erosion and Profit Shifting Final Report (BEPS) published by the Organization for Economic Co-operation and Development (OECD) in February 2013, such as: (i) limitations to the deduction of interests as well as to some other deductions, (ii) update of the Controlled Foreign Corporation (CFC) Rules, (iii) new provisions to tax transparent entities, (iv) modification of the definition of permanent establishment, and (v) incorporation of new rules to tax digital economy. Some other relevant amendments to avoid tax evasion include (i) a new obligation of tax advisors and taxpayers to disclose reportable schemes and (ii) inclusion of general anti-avoidance rule. The following are some of such tax reforms, which some of them impact us:

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

Reportable schemes. Taxpayers and their tax advisors will be required to disclose to tax authorities certain reportable schemes that are listed in the Federal Tax Code. Tax advisors will be required to register and to disclose any reportable scheme in case they participate in its design, organization, implementation, or management. Taxpayers will be required to disclose a reportable scheme if the scheme is designed, organized, managed, or implemented by themselves and if the tax advisor does not report the scheme.

General anti-avoidance rule. A general anti-avoidance rule was enacted to identify transactions that lack a business reason and that generate a tax benefit, once it identifies the transactions, the authority could consider them as non-existent or characterize them as a different transaction for tax purposes only. A transaction is considered lacking a business reason when (i) the expected quantifiable economic benefit is lower than the tax benefit received and (ii) when the expected quantifiable economic benefit could have been obtained through fewer transactions and the tax effect may result in a higher tax burden. A tax benefit includes any reduction, deferral, or elimination of a contribution.

In December 2020, the Mexican Federal Congress approved amendments to the Income Tax Law, Value Added Tax and Federal Tax Code as part of the economic plan for 2021.

Regarding the Income Tax Law, several changes were made to the general regime applicable to tax-exempt organizations that aimed to control and restrict the application of such regime to ensure that only the companies that perform non-profit activities benefit from the dispositions of such regime. Another important amendment was the decrease of the rate of annual withholding tax applicable to the capital that produces interest paid by the financial system, which changed from 1.45% to 0.97%.

In terms of value added tax, derived from the entry into force of the tax digital economy dispositions, some more dispositions were included to specify the way to comply with those obligations, as well as penalties to ensure such compliance.

The Amendments to the Regulations of the General Health Law on Advertising Could Materially Affect Our Business, Results of Operations and Financial Condition

On February 14, 2014, the Mexican Ministry of Health published in the Official Gazette of the Federation an amendment to the Regulations of the General Health Law on Advertising, pursuant to which advertisers of certain high-caloric foods and non-alcoholic beverages are required to obtain prior permission from the health authorities in order to advertise their products on radio, broadcast television, pay-TV and in movie theaters (the “Health Law Amendment”). The Health Law Amendment became effective on April 16, 2014 and comprehensive guidelines entitled “Guidelines with nutritional and advertising criteria for advertisers of food and non-alcoholic beverages for obtaining permission for the advertising of their products with respect to the provisions of Articles 22 bis and 79 of the Regulations of the General Health Law on Advertising” (the “Health Law Guidelines”) were published in the Official Gazette of the Federation on April 15, 2014 and became effective on July 7, 2014 for the advertisement of the following products: snacks, flavored drinks, candies, chocolates, or foods similar to chocolates and became effective for the remaining products on January 1, 2015.

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

On March 27, 2020, the Mexican Ministry of Economy published in the Official Gazette of the Federation an amendment to the Mexican Official Standard NOM-051-SCFI/SSA1-2010 (General labeling specifications for pre-packaged food and non-alcoholic beverages – commercial and health information) (the “NOM-051 Amendment”), which incorporates new prohibitions and guidelines in the front design of food and non-alcoholic beverage labels. The NOM-051 Amendment establishes a five-year transition period, coming into force in three phases. As of April 1, 2021, the use of characters, drawings, celebrities, athletes or pets in labels of pre-packaged food and non-alcoholic beverages to promote their consumption is prohibited, and the use of warning labels for pre-packaged products with saturated fats, high sugars or sweeteners that have one or more warning labels of saturated fats, high sugars or the legend of sweeteners is mandatory.

We cannot predict the impact or effect the NOM-051 Amendment and/or the Health Law Amendment might have or continue to have on our results of operations in the future.

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

On March 6, 2014, IFT issued a decision (the “Preponderance Decision”) whereby it determined that we, together with other entities with concessions to provide broadcast television, including some of our subsidiaries, are preponderant economic agents in the broadcasting sector in Mexico (together, the “Preponderant Economic Agent”). The Preponderance Decision imposes on the Preponderant Economic Agent various measures, terms, conditions and restrictive obligations, some of which are described below, that may significantly and adversely affect the activities and businesses of our broadcasting businesses, as well as the results of operations and financial condition:

•	Infrastructure sharing — The Preponderant Economic Agent must make its passive broadcasting infrastructure available to third-party concessionaires of broadcast television for commercial purposes in a non-discriminatory and non-exclusive manner, with the exception of broadcasters that, at the time the measures enter into force, have 12 MHz or more of radio-electric spectrum in the geographic area concerned. Such passive broadcasting infrastructure includes, among others, non-electronic elements at transmitting locations, rights of way, ducts, masts, trenches, towers, poles, security, sites, land, energy sources and air conditioning system elements. This action may result in the Preponderant Economic Agent being bound to incur substantial additional costs and obligations in complying with this requirement, as well as affecting the results of operations. Furthermore, this measure will facilitate the entry and expansion of new competitors in the broadcasting industry without such competitors having to incur costs or investment expenses that new businesses in this industry otherwise would have made and which we incurred in the past and will continue incurring in the future in order to remain competitive. A first infrastructure offer with the terms and conditions to make our passive broadcasting infrastructure available to third-party concessionaires was published on our website on December 19, 2014 and was valid until December 31, 2016. This was succeeded by a second infrastructure offer, which we published on our website on November 30, 2016 and which was effective as of January 1, 2017. This was succeeded by a third infrastructure offer, which we published on our website on November 30, 2017 and was valid from January 1, 2018 until December 31, 2019, which was declared unconstitutional by the Supreme Court on November 26, 2019. This was succeeded by a fourth infrastructure offer, which we published on our website on November 30, 2019, to be effective from January 1, 2020 through December 31, 2021. The fourth infrastructure offer includes the offer of the signal emissions in terms set forth in the new Preponderance Measures described below. The price to be paid by the concessionaires for the use of our infrastructure is subject to the tariffs approved by IFT, applicable to the fourth infrastructure offer. As of the date of this report, we have not received any request from third-party concessionaries regarding such infrastructure offer; however, we are unable to predict the impact of the use of the fourth infrastructure offer on our businesses, results of operations and financial conditions of certain of our subsidiaries that provide services in the areas of broadcasting and telecommunications.

•	Advertising sales — According to the Preponderance Decision, the Preponderant Economic Agent must deliver to IFT the terms and conditions of its broadcast advertising services and fee structures, including commercials, packages, discount plans and any other commercial offerings and publish them on its webpage. The Preponderant Economic Agent also must make publicly available on its website its forms of contracts and terms of sale for each service. Based on this decision, the Preponderant Economic Agent is expressly prohibited from refusing to sell advertising and/or discriminate with respect to the advertising spaces being offered. If IFT considers that the Preponderant Economic Agent has failed to comply with the foregoing, IFT may order the Preponderant Economic Agent to make its advertising spaces available, which, in turn, could affect the ability of the Preponderant Economic Agent to carry out its advertising sales plans in an efficient and competitive manner, affecting its operating results. This provision may also affect the ability of the Preponderant Economic Agent to offer competitive rates to its customers. This provision, may give a competitive advantage to, among others, our broadcast television competitors, TV Azteca, S.A.B. de C.V., or TV Azteca, Imagen Television, and new concessionaires of broadcast television spectrum.

•	Prohibition on acquiring certain exclusive content — The Preponderant Economic Agent may not acquire transmission rights, on an exclusive basis, for any location within Mexico with respect to certain relevant content, determined by IFT in the “Ruling whereby IFT identifies the relevant audiovisual contents in terms and for the purposes of the fourth measure and the second transitory article of the fourth attachment of the Telecommunication Preponderance Decision and the Broadcasting Preponderance Decision”, or the Relevant Content Ruling, which list may be updated every two years by IFT. Relevant content is defined as programs with a high expected level of regional or national audience and with unique characteristics that in the past have generated high levels of national or regional audiences. The Relevant Content Ruling identified certain programs that would be considered relevant content, namely, Mexican national soccer team games, the opening and closing ceremonies of the Olympic Games, the opening and closing ceremonies and semifinals and finals of the FIFA World Cup, and the finals of the Mexican Soccer League. Also on November 14, 2018, IFT updated the list, eliminating the opening and closing ceremonies of the Olympic Games and adding 16 matches of the FIFA World Cup, semifinals of the Mexican Soccer League and the Super Bowl. This Ruling applies to broadcasting Preponderant Economic Agents and may limit the ability of Preponderant Economic Agents to negotiate and have access to this content and could affect its ability to acquire content in the medium and long term, which could significantly and adversely affect its revenues and results of operations from the sale of advertising, as well as the quality of the programming offered for its audiences. These audiences may move to other broadcast television transmissions or other technological platforms that transmit such content, or to other leisure activities such as browsing the internet or playing videogames, among others.

•	Over-the-air channels — When the Preponderant Economic Agent offers any of its over-the-air channels, or channels that have at least 50% of the programming that is broadcast daily between 6:00 a.m. and midnight on such channels, to its affiliates, subsidiaries, related parties or third parties, for distribution through a different technological platform than over-the-air broadcast television, the Preponderant Economic Agent must offer these channels to any other person that asks for distribution over the same platform as the Preponderant Economic Agent has offered, on the same terms and conditions. Also, if the Preponderant Economic Agent offers a package of two or more of these channels, it must also offer them in an unpackaged form upon request. This may significantly affect our ability to commercialize our programming, including programming that is not produced for broadcast television, which could affect our revenues and results of operations. Likewise, our ability to make more efficient use of other technological platforms could be significantly affected.

•	Prohibition on participating in “buyers’ clubs” or syndicates to acquire audiovisual content, without IFT’s prior approval — The Preponderant Economic Agent may not enter into or remain a member of any “buyers’ club” or syndicates of audiovisual content unless it has received the prior approval of IFT. A “buyers’ club” is defined as any arrangement between two or more economic agents to jointly acquire broadcast rights to audiovisual content in order to obtain better contractual terms. This may result in the Preponderant Economic Agent not having exclusive access to certain audiovisual content and consequently its audiences may move to other broadcast television transmissions or other technological platforms that transmit such content. It may also result in its acquisition costs significantly increasing, which can affect business strategy, financial condition and results of operations. This provision, when applied, will award a competitive advantage to, among others, our broadcast television competitors, TV Azteca, Imagen Television, and to new licensees of broadcast television spectrum. This measure will also prevent other domestic players and the Preponderant Economic Agent from obtaining content together at competitive prices and taking advantage of economies of scale which may be available to international players.

On February 27, 2017, as part of the biannual review of the broadcasting sector preponderance rules, IFT amended various measures, terms, conditions and restrictive obligations (the “New Preponderance Measures”) as follows:

•	Infrastructure sharing — In addition to the previously imposed obligations regarding the sharing of passive infrastructure, the New Preponderance Measures have (i) included the service of signal emissions in the event that no passive infrastructure exists on the relevant requested site, which was declared unconstitutional by the Supreme Court on November 26, 2019; (ii) strengthened the supervision of services provided by the Preponderant Economic Agent and tariff arrangements made with its clients; (iii) included certain rules relating to publicity of its tariffs; and (iv) included a new electronic management system. Under the new Preponderance Measures, the IFT determined specific tariffs for our third and fourth infrastructure offers.

•	Prohibition on acquiring certain exclusive content — This measure has been modified by enabling the Preponderant Economic Agent to acquire relevant content under certain circumstances as long as it obtains the sublicense of such transmission rights to the other broadcasters of over-the-air television in Mexico on non-discriminatory terms.

•	Advertising sales — IFT modified this measure by including specific requirements to the Preponderant Economic Agent in its provision of over the air advertising services, particularly to telecommunications companies, which include (i) publishing and delivering to IFT specific information regarding tariffs, discount plans, contracting and sales terms and conditions, contract forms and other relevant practices; and (ii) prohibiting discrimination, refusals to deal, conditioned sales and other conditions that inhibit competition. The Preponderant Economic Agent also has to provide very detailed information to IFT on a recurrent basis of over the air advertising services related to telecommunications companies.

•	Accounting separation — We, as the Preponderant Economic Agent, are required to implement an accounting separation methodology following the criteria defined by IFT for those purposes, which criteria were published in the Diario Oficial de la Federación, or the Official Gazette of the Federation, on December 29, 2017. Such criteria were amended by a first amendment published on October 29, 2018, where IFT simplified some reporting obligations for accounting separation for entities that are part of the Preponderant Economic Agent, other than our subsidiaries. Furthermore, a second amendment was published on December 19, 2019, where IFT deferred the deadline for the filing of the accounting separation exercises for the fiscal years 2017 and 2018 to July 31, 2019, which we filed timely. We timely filed the accounting separation methodology for fiscal year 2019 and have begun the process of the accounting separation methodology for fiscal year 2020, which will be filed with IFT later in 2021.

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

Additionally, on March 31, 2017, we, together with our subsidiaries, filed an amparo proceeding challenging the constitutionality of the New Preponderance Measures. On November 21, 2019, the Second Chamber of the Supreme Court of Justice granted the amparo and revoked the New Preponderance Measures. As a result, the applicable and valid measures that are in force are those issued under the Preponderance Decision.

The most recent biannual review of the broadcasting sector preponderance rules that began in 2019 was concluded due to the resolution of the amparo.

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

As part of our expansion of our cable business, on December 17, 2018, we acquired FTTH under the provisions set forth in transitory Article 9 of LFTR. On May 8, 2019, the IFT launched an investigation to analyze if, as a result of the transaction, the Company acquired substantial power in the market of telecommunications networks providing voice, data or video services. On September 4, 2019, the IFT Investigative Authority issued a preliminary opinion, whereby it assessed that there were elements to determine that the Company had substantial power in 35 relevant markets of the telecommunications networks that provide restricted television and audio services. Those relevant markets comprise 35 municipalities in the following States: Aguascalientes, Chihuahua, Ciudad de México, Estado de México, Jalisco, Nuevo León and San Luis Potosí. As a response to the preliminary opinion, the Company presented its position and provided evidence to prove that the Company does not hold substantial power in the relevant markets established in the preliminary opinion. On November 26, 2020, the IFT notified the Company of the final resolution confirming the existence of substantial power in the 35 relevant markets of restricted television and audio services. Consequently, on December 17, 2020, the Company filed three amparos challenging the constitutionality of the resolution, which are now under review by the competent court. However, we are unable to predict the outcome of these procedures. Some of the consequences derived from the determination of substantial market power, are applicable as a matter of law and others may be imposed by IFT in a new procedure in accordance with the LFTR; these may consist of: (i) the obligation to obtain IFT’s approval and to register the rates for our services; (ii) to inform the IFT in case of the adoption of new technology or modifications to the network; (iii) the agent with substantial power may not be entitled to the benefits of some rules of the “must carry” and “must offer” provisions; and (iv) the implementation of accounting separation.

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

Under Mexican law, we need concessions from IFT (previously from SCT) to broadcast our programming over our television stations, and to provide telecommunication services. In November 2018, all of our digital broadcast television concessions were renewed and, as a consequence, IFT delivered to the Company concessions (i) for the use of spectrum until 2042 and (ii) that grant the authorization to provide digital broadcasting television services until 2052. See “— Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”. The expiration dates of our Cable and Telecommunications concessions range from 2022 to 2048 and our DTH concessions expire between 2021 and 2027. Cablevisión obtained a telecommunications concession that expires in 2029, which changed to an integrated sole concession in 2019, but keeping its original term. Before the Telecom Reform in 2013, the SCT typically renewed the concessions of those concessionaires that complied with the applicable renewal procedures under Mexican law and with their obligations under the concession. In July 2014, the Mexican Federal Congress enacted the LFTR, which provides that integrated sole concessions will be renewed for terms equal to the maximum terms for which they could be granted, namely, up to 30 years, except for spectrum which will be renewed for terms of 20 years, and in case of concessions for the use of radio-spectrum, the maximum term for renewal is 20 years.

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

With respect to advertising, our television stations compete with other television stations as well as with other advertising media, such as pay-TV, newspapers, magazines, internet (including AVOD services) and outdoor advertising.

Our DTH satellite business faces competition from various competitors, including Dish Mexico, a DTH satellite pay-TV platform which launched its services in Mexico at the end of 2008, Star TV, a Dish Satellite pay-TV platform, Mega Cable Comunicaciones, S.A. de C.V., or Megacable, Total Play, cable television companies which are subsidiaries of the Company, as well as from Digital TV and OTT and AVOD platforms. In addition, the DTH market competes with other media with respect to advertising and sales, including Pay-TV, outdoor advertising and publishing, among others.

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

Our pay-TV companies face competition from IPTV, AVOD or OTT providers such as Netflix, Disney+, Claro Video and Prime Video (Amazon), as well as from other pay-TV operators such as Dish Mexico, Total Play, Megacable and other cable television companies. Additionally, our cable television companies face competition from Sky.

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

The Seasonal Nature of Our Business Affects Our Revenue and a Significant Reduction in Fourth Quarter Net Sales Could Impact Our Results of Operations

Our business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry, as well as cyclical patterns in periodic events such as the FIFA World Cup and the Olympic Games. We typically recognize a disproportionately large percentage of our Content advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2018, 2019 and 2020 we recognized 31.0%, 34.0% and 40.5%, respectively, of our net sales in the fourth quarter of the year. Accordingly, a significant reduction in fourth quarter advertising revenue could adversely affect our business, financial condition and results of operations.

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

Any Incidents Affecting Our Network and Information Systems or Other Technologies Could Have an Adverse Impact on Our Business, Reputation and Results of Operations

Our business operations rely heavily on network and information systems and other technology systems, including cloud computing. Incidents affecting these systems, including cyber-attacks, viruses, other destructive or disruptive software or activities, process breakdowns, outages, or accidental release of information could result in a disruption of our operations, improper disclosure of personal data of clients, subscribers, or employees, or other privileged or confidential information, or unauthorized access to our digital content or any other type of intellectual property. It is common for a company such as ours to be subjected to continuous attempted cyber-attacks and other malicious efforts that could cause cybersecurity incidents, and we have in the past experienced, and expect to continue to experience cybersecurity incidents, although we have not identified any such incidents that we have determined to be material to our operations as of the date of this report. Any such incident could damage our reputation and may require us to expend substantial resources on litigation, regulatory investigation, and remediation costs, and could therefore have a material adverse effect on our business and results of operations. We continue to work closely with our outside advisors to prevent cybersecurity incidents, and to invest in maintaining and improving cybersecurity resilience. The company’s cybersecurity risks and mitigation actions are monitored by our Audit Committee and reported to our Board of Directors. Nevertheless, because of the nature of the threats and the cloud computing environment, there can be no assurance that our preventative efforts can fully prevent or mitigate all such incidents or be successful in avoiding harm to our business in the future.

The Results of Operations of Univision Holdings, Inc. May Affect Our Results of Operations and the Value of Our Investment in that Company; Key Members of Our Management Team Will Participate in the Management of the Mexican Content Business of Televisa-Univision after the Closing of the 2021 Transaction

We have a substantial investment in Univision Holdings, Inc., or UHI (formerly known as Broadcasting Media Partners, Inc., or BMP), the parent company of Univision Communications Inc., or Univision. As previously announced, on April 13, 2021, we entered into a definitive transaction agreement (the “2021 Transaction Agreement”) with UHI and, for the limited purposes set forth therein, affiliates of Searchlight Capital Partners, LP (“Searchlight”), ForgeLight LLC (“ForgeLight”) and Liberty Global plc, through its venture investment vehicle (“Liberty Global”), pursuant to which, among other things, we will contribute our content business (other than certain assets relating to our news business, real estate and Mexican over-the-air broadcast concessions) to UHI. In consideration for the contribution of such business, we will receive U.S.$4.5 billion in a combination of cash (U.S.$3 billion) and U.S.$1.5 billion of common and preferred shares of UHI. In addition, we have entered into commercial arrangements with UHI pursuant to which we will receive additional consideration valued at approximately U.S.$300 million in the aggregate (all such transactions collectively, the “2021 Transaction”). Our investment in UHI would increase as a result of the 2021 Transaction. However, we do not, and would not following the 2021 Transaction, control and do not, and would not following the 2021 Transaction, consolidate the results of UHI. Our investment in UHI is currently held in the form of common stock and, if the 2021 Transaction is completed, will include additional shares of common stock and shares of a new series of convertible preferred stock. The value of the common stock and preferred stock of UHI, neither of which are or at the closing of the 2021 Transaction will be publicly traded, will fluctuate and could materially increase or decrease the value of our investment in UHI.

The value of those shares, and thus the value of our investment in UHI and our reported results of operations, will be affected by the results of operations of UHI and Univision. The business, financial condition and results of operations of Univision could be materially and adversely affected by risks including, but not limited to: (i) inability or failure to service debt; (ii) cancellation, reductions or postponements of advertising; (iii) adverse global economic conditions; (iv) an increase in the preference among Hispanics for English-language programming on platforms other than those of Univision; (v) an increase in the cost of, and/or decrease in the supply, quality of and/or demand for, Univision’s content; (vi) changes in the rules and regulations of the Federal Communications Commission, or the FCC, as well as other federal, state and local regulations; (vii) competitive pressures from other broadcasters, media distributors and other entertainment and news media; (viii) failure to retain the rights to popular programming, including sports programming; (ix) failure to renew existing carriage agreements or reach new carriage agreements with MVPDs; (x) possible strikes or other union job actions; (xi) the impact of new technologies; and (xii) failure to develop, produce or acquire content for, attract customers for and/or profitably commercialize a Spanish-language streaming platform.

The COVID-19 pandemic has had, and will continue to have, an adverse impact on Univision, due to, among other things, the negative impact on advertising trends and advertising revenue, suspension of sporting events and curtailment or suspension of other programming production to which Univision has broadcast rights, reductions or delays in the production of programming by Univision’s partners, including the Company, and general COVID-19 related disruptions to business and operations. Due to the evolving and uncertain nature of developments related to the COVID-19 pandemic, we cannot estimate the impact on Univision’s business, financial condition or near or longer-term financial or operational results with certainty.

In addition, following the completion of the 2021 Transaction, as described below under “Information on the Company—Business Overview—Univision—2021 Transaction Agreement”, pursuant to which and subject to certain exceptions, our content business will be combined with UHI, UHI may not be able to successfully integrate our content business with its existing content business or realize the anticipated benefits of the 2021 Transaction. If the integration process takes longer than expected or is more costly than expected, existing business and operational relationships with customers, employees and other counterparties are not maintained, required change in control or anti-assignment consents and waivers are not obtained, or unforeseen expenses or liabilities arise, the anticipated benefits of the 2021 Transaction may not be realized fully or at all, or may take longer to realize than expected, and the value of our investment in UHI may decline.

There can be no assurance that the results of operations of UHI and its respective subsidiaries will be sufficient to maintain or increase the value of our investment in UHI, or that such results will not materially and adversely affect our business, financial condition and results of operations. In addition, no public market exists for UHI’s shares, and such shares are subject to transfer restrictions, so there can be no assurance that we will be able to realize value from our investment in UHI at a time when it may be beneficial for us to do so, or at all. For a discussion of our investment in UHI, see “Information on the Company— Business Overview — Univision”.

In addition, in order to facilitate the orderly integration of our content business and UHI’s existing business, Messrs. Emilio Fernando Azcárraga Jean, Bernardo Gómez Martínez and Alfonso de Angoitia Noriega will participate in the management team of the Mexican content business of Televisa-Univision from and after the closing of the 2021 Transaction. These individuals will also continue in their current roles at the Company. As a result of these and other relationships between us and UHI, certain of our directors and officers will assume additional responsibilities and may have interests in the 2021 Transaction that are different from those of our shareholders and/or conflicts of interest between us and UHI may arise following the completion of the 2021 Transaction.

The Pendency of the 2021 Transaction, Including Any Delays In Completing or Failure to Complete the 2021 Transaction, May Affect Our Results of Operations

The closing of the 2021 Transaction is subject to closing conditions, as described below under “Information on the Company—Business Overview—Univision—2021 Transaction Agreement”. The failure to obtain any required approvals or satisfy other conditions to closing at all or in a timely manner could result in a delay or uncertainty as to when or whether the 2021 Transaction will occur, which could lead to greater uncertainty for us and our employees, commercial counterparties and other stakeholders, could significantly reduce or delay achievement of the expected benefits of the 2021 Transaction and could have other negative effects. In addition, UHI will need to obtain debt and equity financing to complete the 2021 Transaction, for which it has obtained financing commitments, but which has not been obtained as of the date of this filing. We cannot provide assurance that all conditions to the 2021 Transaction will be satisfied or waived, or that UHI will be able to obtain the financing required to complete the 2021 Transaction, and therefore there can be no assurance that the 2021 Transaction will be consummated.

If the 2021 Transaction is not consummated, we would not realize the anticipated benefits of the 2021 Transaction and may be subject to additional risks, including that (i) the price of our CPOs and/or ADRs may decline, (ii) time and resources, financial or otherwise, committed by our management to the 2021 Transaction could otherwise have been devoted to pursuing other beneficial opportunities, and (iii) we may experience negative reactions from the financial markets or other commercial counterparties or employees.

We expect to incur certain nonrecurring costs in connection with the consummation of the 2021 Transaction, including separation, advisory, legal and other transaction costs. Many of these costs have already been incurred or will be incurred regardless of whether the 2021 Transaction is completed. Moreover, additional unanticipated costs may be incurred in connection with the 2021 Transaction. Although we expect that the realization of benefits related to the 2021 Transaction will offset such costs and expenses over time, no assurances can be made that this net benefit will be achieved in the near term, or at all.

In connection with the pendency of the 2021 Transaction, it is possible that some of our customers, suppliers, partners and other persons with whom we have a business relationship may delay or defer certain business decisions. In addition, completion of the 2021 Transaction may trigger change in control, anti-assignment or other provisions in certain agreements to which the Company is a party. These risks could negatively affect our business, financial condition and results of operations, as well as our share price, regardless of whether or when the 2021 Transaction is completed.

Under the terms of the 2021 Transaction Agreement, we are subject to certain restrictions, customary to these types of transactions, on the conduct of our content business prior to completing the 2021 Transaction, which restrictions may adversely affect our ability to execute certain of business strategies, including the ability in certain cases to acquire or dispose of assets, incur indebtedness or settle claims, in each case with respect to our content business. Such limitations could adversely affect our business, financial condition and results of operations, whether or not the 2021 Transaction is completed.

In addition, the amount of the cash consideration and the number of shares of UHI common and preferred stock that we will receive in the 2021 Transaction will not be adjusted to reflect developments after the date of the 2021 Transaction Agreement (other than customary adjustments relating to working capital and net indebtedness), and as a result, we will not receive additional consideration in the event that the value of content business increases, or the value of UHI’s equity declines, during the pendency of the transaction. Each of these risks may be exacerbated by delays or other adverse developments with respect to the completion of the 2021 Transaction. For a discussion of the 2021 Transaction, see “Information on the Company—Business Overview—Univision—2021 Transaction Agreement”.

Following the 2021 Transaction, We Will Be A Less Diversified Company that is Focused On Our Cable, Sky and Other Businesses segments, which in Turn Will Have Significant Contractual Arrangements With UHI to Provide Content For Our Operations

Upon completion of the 2021 Transaction, we will have less diversified revenue sources as a result of the combination of our content business with UHI, as a result of which our results of operations will be more reliant on our Cable, Sky and Other Businesses segments, which will increase our exposure to the risks of such businesses.

In addition, following the 2021 Transaction, our remaining businesses will have significant contractual arrangements with UHI to provide content for our Sky and Cable platforms. These contractual arrangements may not be as effective as direct ownership in providing us control over such content. For example, UHI could pursue a content development and production strategy that is different from the strategy we would have pursued or could breach its contractual arrangements with us or otherwise take actions that are detrimental to our interests. In addition, if any dispute relating to our contractual arrangements with UHI remain unresolved, we may have to enforce our rights under these contracts through litigation or other legal proceedings, which would be subject to uncertainties inherent in the legal system. As the composition of the businesses of Grupo Televisa will be different following the 2021 Transaction, the business, financial condition, and results of operations, as well as the market price of Grupo Televisa’s CPOs and or ADRs will be affected by factors different from those affecting Grupo Televisa prior to the completion of the 2021 Transaction.

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

There is significant uncertainty regarding how these and other provisions of the Tax Act will be interpreted, and guidance in certain areas may not be forthcoming. Any changes to, clarifications of, or guidance under the Tax Act could add significant expense and have an adverse effect on the results of operations of our U.S. subsidiaries, affiliates and joint venture entities. Further, it is unclear how foreign governments and U.S. state and local jurisdictions will incorporate the U.S. federal income tax law changes and such jurisdictions may enact tax laws in response to the Tax Act that could result in further changes to global taxation and adversely affect our business, financial condition and results of operations.

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

The Interests of Our GDS Holders Will Be Diluted if We Issue New Shares and These Holders Are Unable to Exercise Preemptive Rights for Cash

Under Mexican law and our bylaws, our stockholders have preemptive rights with respect to capital increases. This means that in the event that we issue new Shares for cash, our stockholders will have a right to subscribe and pay the number of Shares of the same series necessary to maintain their existing ownership percentage in that series. U.S. holders of our GDSs cannot exercise their preemptive rights unless we register any newly issued Shares under the U.S. Securities Act of 1933, as amended, or the Securities Act, or qualify for an exemption from registration. If U.S. holders of GDSs cannot exercise their preemptive rights, the interests of these holders will be diluted in the event that we issue new Shares for cash. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering any additional Shares. We cannot assure that we will register under the Securities Act any new Shares that we issue for cash. In addition, although the Deposit Agreement provides that the depositary may, after consultation with us, sell preemptive rights in Mexico or elsewhere outside the U.S. and distribute the proceeds to holders of GDSs, under current Mexican law these sales are not possible. See “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan” and “Additional Information — Bylaws — Preemptive Rights”.

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

History and Development of the Company

Grupo Televisa, S.A.B. was originally incorporated as a sociedad anónima, or limited liability corporation under the laws of Mexico in accordance with the Ley General de Sociedades Mercantiles, or Mexican Companies Law and later adopted the form of sociedad anónima bursátil, or limited liability stock corporation in accordance with the Ley del Mercado de Valores, or the Mexican Securities Market Law. It was incorporated under Public Deed Number 30,200, dated December 19, 1990, granted before Notary Public Number 73 of Mexico City, and registered with the Public Registry of Commerce in Mexico City on Commercial Page (folio mercantil) Number 142,164. Pursuant to the terms of our estatutos sociales, or bylaws, our corporate existence continues through 2106. Our principal executive offices are located in Mexico City at Avenida Vasco de Quiroga, No. 2000, Colonia Santa Fe, 01210 Ciudad de México, México. Our telephone number at that address is (52) (55) 5261-2000.

Capital Expenditures

The table below sets forth our expected capital expenditures for the year ended December 31, 2021 and our actual capital expenditures, investments in joint ventures and associates, and acquisitions for the years ended December 31, 2020, 2019 and 2018.

	Year Ended December 31,(1)(2)
	2021 (Expected)	2020 (Actual)	2019 (Actual)	2018 (Actual)
	(Millions of U.S. Dollars)
Capital expenditures	U.S.$ 1,170.0	U.S.$ 939.4	U.S.$ 992.2	U.S.$ 969.9
GTAC(3)	6.5	6.3	8.8	3.0
Acquisition of assets of Axtel	—	—	—	272.1
Other acquisitions and investments(4)	—	27.8	—	281.7
Total capital expenditures and investments	U.S.$ 1,176.5	U.S.$ 973.5	U.S.$ 1,001.0	U.S.$ 1,526.7

(1)	Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2020, 2019 and 2018 were paid for in Pesos. These Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made. See “Key Information — Selected Financial Data”.

(2)	See “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity.”

(3)	See “— Business Overview — Our Operations—Cable”, and “— Business Overview — Investments” for a discussion of GTAC, Cablecom, Telecable and TVI.

(4)	In November 2018, we paid for the renewal of our broadcasting concessions in the aggregate cash equivalent amount of U.S.$281.7 million.

In 2020, 2019 and 2018, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2021 and potential capital expenditures, investments and/or acquisitions going forward, which could be substantial in size, through a combination of cash from operations, cash on hand, equity securities, and/or the incurrence of debt, or a combination thereof.

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

Business Overview

The Company is a leading media company in the Spanish-speaking world, an important cable operator, an operator of a leading direct-to-home satellite pay television system and a broadband provider in Mexico.

The Company distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 27 pay-tv-brands, television networks, cable operators and over-the-top or “OTT” services.

In the United States, the Company’s audiovisual content is distributed through Univision Communications Inc. (“Univision”) a leading media company serving the Hispanic market. Univision broadcasts the Company’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, the Company has equity representing approximately 36% on a fully-diluted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision.

The Company’s cable business offers integrated services, including video, high-speed data and voice and mobile services to residential and commercial customers as well as managed services to domestic and international carriers.

The Company owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America.

The Company also has interests in magazine publishing and distribution, professional sports and live entertainment, feature-film production and distribution, and gaming.

Business Strategy

We are a leading media company in the Spanish-speaking world, and we intend to continue expanding our business while maintaining profitability and financial discipline. We currently have a leading position in the Mexican television market and produce high quality programming.

We also have a DTH platform, Sky, and a Cable business, and we intend to strengthen our position in these businesses by continuing to make additional investments, which could be substantial in size.

In addition, we intend to continue to expand our business by developing new business initiatives and/or through business acquisitions and investments. However, we also continue to evaluate our portfolio of assets. In connection with the foregoing, on April 13, 2021, we entered into a definitive transaction agreement pursuant to which, subject to certain exceptions, our content business will be combined with UHI, creating a premier global Spanish-language media company to be called “Televisa-Univision.” See “Information on the Company—Business Overview —Univision — 2021 Transaction Agreement” for a summary of the 2021 Transaction Agreement and the transactions contemplated thereby.  The transaction is subject to customary closing conditions and is expected to be completed in 2021.  Following the completion of the transaction, subject to certain exceptions, we will no longer own our content business and will own an additional equity interest in UHI.

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

Maintaining High Operating Segment Income Margins. Our Content operating segment income margins for 2018, 2019 and 2020 were 37.9%, 36.1% and 37.9%, respectively. We aim to continue maintaining high operating segment income margins in our Content businesses by increasing revenues and controlling costs and expenses to the extent that we can without impacting the quality and appeal of our content.

Continue Building Our Cable and DTH Platforms

Cable. We are a shareholder of several Mexican cable companies. For example:

•	we own a controlling stake in Cablevisión, which operates in Mexico City and its metropolitan area, where it offers cable television, high speed internet and IP telephony services;

•	we own TVI, which offers cable television, data and voice services in the metropolitan area of Monterrey and other areas of northern Mexico; it also offers specific data and voice services in the metropolitan area of Mexico City;

•	we own Cablemás, which operates in approximately 105 cities in Mexico where it offers cable television, high speed internet and telephony services;

•	we own Cablecom, which offers cable television, telephony, value added services and virtual networks to corporate customers around 15 states of Mexico;

•	we own Telecable, a cable company that provides video, data and telephony (including mobile telephony services as a mobile virtual network operator) services in Mexico, primarily in the states of Guanajuato, Jalisco, Aguascalientes, Queretaro, Tamaulipas, Colima and Chiapas, among others; and

•	since December 17, 2018, we own the residential fiber-to-the-home business, and related assets, acquired from Axtel in Mexico City, Zapopan, Monterrey, Aguascalientes, San Luis Potosi and Ciudad Juarez, through the acquisition of 100% of the equity interests of FTTH.

With a consolidated 6.3 million subscriber base and 15.8 million homes passed as of December 31, 2020, these companies are important service providers in Mexico. “Homes passed” refers to any residential homes or businesses that are connected to telecommunications systems, or those prepared to be connected to telecommunications systems but are not currently connected or require some type of investment in order to be connected. For instance, each apartment located in a building that is prepared to be connected to telecommunications systems represents one home passed. It is generally understood that a home or business counts as a home passed when it can be connected to a telecommunications network without additional extensions to the main transmission lines. Our cable strategy aims to increase our subscriber base, average monthly revenues per subscriber and penetration rate by:

•	continuing to offer high quality programming;

•	continuing to upgrade our existing cable network into a broadband or fiber-optic bidirectional network;

•	aiming to provide digital services in order to stimulate new subscriptions, substantially reduce piracy and offer new value-added services;

•	increasing the penetration of our high-speed internet access and other multimedia services as well as providing a platform to offer internet protocol, or IP, and telephony services;

•	continuing the roll out of advanced digital set-top boxes which allow the transmission of high definition programming and recording capability, including OTT services;

•	continuing to grow our mobile product, bundling it with our other services; and

•	continuing to leverage our strengths and capabilities to develop new business opportunities and expand through additional investments and/or acquisitions, which can be substantial in size.

Our cable companies have introduced a variety of new services over the past years, such as interactive television and other enhanced program services, including high-speed internet access through cable modem and fiber-to-the-home, as well as IP telephony. In November 2014, we launched a unified commercial offer under the izzi brand for residential customers. Currently, izzi offers telecommunication services packages including unlimited telephony services, high-speed data access and pay-TV programming for residential customers and micro and small-sized enterprises. In June 2016, we launched “izzi TV”, a new entertainment platform, which among other services, provides customers live channels, SVOD (Subscription Video on Demand), as well as access to all of the Company’s content. Recently the bundle packages include access to Netflix and blim. izzi TV is available through the “izzi TV” set-top-box and through “izzi go”, which is a TV Everywhere application for authenticated subscribers that enables users to access TV channels, movies and series on demand, compatible with iOS and Android platforms. izzi go also features remote control functions compatible with our izzi TV set-top-boxes, and allows subscribers to rent additional content through the application, all for a fixed price. For an additional cost, subscribers can choose from different add-ons to the “izzi TV” service, such as TVOD (Transactional Video on Demand) titles, HBO and Fox Premium, among others. In addition to the izzi brand, our cable companies also provide telecommunication services under the wizz and wizzplus brands in certain municipalities. In July 2018, our cable companies launched “afizzionados”, our first proprietary sports channel dedicated to soccer, broadcasting selected sport content and exclusive matches. In November 2018, we launched “izzi flex” (wireless internet for homes) and “izzi pocket” (mobile internet), which offer speeds of 5 Mbps and up to 20 Mbps. In 2018 and 2019, we renewed our triple play product with packaging benefits of voice, broadband and video. In June 2020, we launched our mobile virtual network operator (MVNO) service, “izzi móvil”, providing a mobile service for broadband subscribers, which offers calls, SMS and Gigabytes for a competitive price through a reseller agreement with Altan Redes, S.A.P.I. de C.V. (“Altan Redes”). We also provide mobile services through “Bestel móvil”, which offers calls, SMS and Gigabytes according to the coverage area for enterprise, corporate, and government customers through a reseller agreement with Altan Redes and Radiomóvil Dipsa, S.A. de C.V. Likewise, we recently launched our new STB “izzi smart” that allow us to become one of the largest OTT aggregators in Mexico. It allows us to include in our offerings access to the main OTT platforms in the market and the possibility to bundle our pay-TV service with Netflix, Blim and Disney+, among others.

As of December 31, 2020, our cable companies had 4.3 million cable television, or video RGUs, 5.4 million broadband RGUs and 4.3 million IP telephone lines in service, or voice RGUs. In addition, we currently have 76,000 mobile service RGUs. The growth in our subscriber base has been driven primarily by the upgrade of our networks and the launch of competitive broadband offerings.

DTH. We believe that Ku-band DTH satellite services offer an enhanced opportunity for expansion of pay television services into households seeking to upgrade reception of broadcasting signals and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. We own a 58.7% interest in Innova, or Sky, our venture with DIRECTV. Innova is a DTH company with services in Mexico, Central America and the Dominican Republic with more than 7.4 million video subscribers, of which 3% were commercial subscribers as of December 31, 2020.

The key components of our DTH strategy include:

•	offering high quality programming, including rights to our four over-the-air broadcast channels, exclusive broadcasts of sporting events, such as certain Mexican Soccer League matches, and the Spanish Soccer League, La Liga and La Copa del Rey, the Premier League, the Carabao Cup, the NFL Sunday Ticket, MLB Extra Innings, the NHL, several ice skating championships, marathons, Liga Arco Mexicana del Pacífico and Caribbean Series, UEFA Nations League and Bundesliga in Central America and exclusive matches in Mexico qualifying and friendly matches of the Brazilian national team, as well as special coverage of several women’s soccer leagues such as the FA Women’s Super League, the Frauen Bundesliga, the Women’s Swedish Football League and Copa de la Reina;

•	capitalizing on our relationship with DIRECTV and local operators in terms of technology, distribution networks, infrastructure and cross-promotional opportunities;

•	capitalizing on the low penetration of pay-TV services in Mexico;

•	providing superior digital Ku-band DTH satellite services and emphasizing customer service quality;

•	providing aggressive HD offerings and continuously expanding our programming in HD; and

•	providing single play broadband services as well as video-broadband bundles to complement our product offering.

Continue Expanding the Portfolio of Channel Offerings in Mexico and Abroad

Network Subscription. Through our 27 pay-TV brands and 65 national and international feeds, we reached more than 42 million subscribers throughout Latin America, the Caribbean, the United States, Canada, Europe, Africa and Australia in 2020. Our pay-TV channels include, among others, three music channels, five movie channels, eight variety and entertainment channels, two sports channels and one news channel. All of our sports channels offer 24 hour a day programming 365 days a year. Popular channels include, among others, Distrito Comedia, TLNovelas, De Película and Golden.

Transforming Our Publishing Business

Despite the continuing challenges facing the industry, including the COVID-related global economic crisis, we continue to be among the leaders of the publishing business in Mexico and maintained a total approximate circulation of 11.7 million magazines during 2020. Editorial Televisa publishes 32 titles, with five wholly owned trademarks and 12 licensed trademarks from world renowned publishing houses, including Spanish language editions of some of the most prestigious brands in the world. During 2020, we rightsized our publishing business to focus our efforts on a multiplatform content generation model (print & digital) for our profitable brands.

Increasing Our International Programming Sales Worldwide and Strengthening Our Position in the Growing U.S.-Hispanic Market

We license our programs to television broadcasters and pay-TV providers in the United States, Latin America, Asia, Europe and Africa. Excluding the United States, in 2020, we licensed 74,209 hours of programming in over 70 countries throughout the world. We intend to continue exploring ways of expanding our international programming sales.

According to the “Annual Estimates of the Resident Population by Sex, Age, Race, and Hispanic Origin for the United States” issued by the U.S. Census Bureau, Population Division, the U.S.-Hispanic population is estimated to be 60.5 million, or approximately 18.4% of the U.S. population, and is currently one of the fastest growing segments in the U.S. population, with the growth among Hispanics responsible for over half of the U.S. population gains between 2010 and 2019. The U.S. Census Bureau projects that the Hispanic population will be approximately 21% of the U.S. population by the year 2030.

We intend to leverage our unique and exclusive content, media assets and long-term associations with others to benefit from the growing demand for entertainment among the U.S.-Hispanic population.

We supply television programming for the U.S.-Hispanic market through Univision, the leading Spanish-language content and media company in the United States. In exchange for this programming, during 2018, 2019 and 2020, Univision paid us U.S.$383.6 million, U.S.$389.1 million and U.S.$379.6 million respectively, in royalties. For a description of our arrangements with Univision, see “— Univision”.

On April 13, 2021, we entered into a definitive transaction agreement with UHI, among others, in which, subject to certain exceptions, our content business will be combined with UHI, creating a premier global Spanish-language media company to be called “Televisa-Univision.” See “Information on the Company—Business Overview —Univision” for a summary of the 2021 Transaction Agreement and the transactions contemplated thereby.

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

We have grown our gaming business, which consists of casinos and an online gaming site. As of December 31, 2020, we had 18 casinos in operation, under the brand name “PlayCity”. Due to the global pandemic, the casinos have opened and closed intermittently, following guidance from the relevant authorities. In accordance with our permit, we may open more casinos until May 2021. We plan to seek an extension of such period. In 2017, we launched our online sports betting site. The casinos and the online sports betting site are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 45 casinos and number draws throughout Mexico.

Notwithstanding the foregoing, the Company continues to evaluate its portfolio of assets in order to determine if it should dispose select non-core operations.

Expanding Our Business in the Mexican Telecommunications Markets by Taking Advantage of the Telecom Reform and Implementing Legislation

Pursuant to the Telecom Reform (see “— Regulation — Telecom Reform and Broadcasting Regulations”), a “preponderant economic agent” (agente económico preponderante) in the telecommunications market means an economic agent that has, directly or indirectly, more than 50% of the national market share in telecommunications services, calculated based on the number of users, subscribers, network traffic or used capacity according to the data available to IFT. We are aware from the public records that, on March 7, 2014, IFT notified América Móvil, S.A.B. de C.V., or América Móvil, of a resolution which determined that América Móvil and its operating subsidiaries Radiomóvil Dipsa, S.A de C.V., or Telcel, and Teléfonos de México, S.A.B. de C.V., or Telmex, Teléfonos del Noreste, S.A. de C.V. or Telnor, as well as Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., are a preponderant economic agent in the telecommunications market, and imposed on them certain specific asymmetrical regulations which América Móvil reported publicly in the following areas:

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

In March 2018, América Móvil received a resolution from IFT determining the terms under which Telmex and Telnor shall, legally and functionally, separate the provision of wholesale regulated fixed services by incorporating new legal entities with their own corporate governance, independent from those of América Móvil’s subsidiaries holding a concession, and by creating a wholesale business unit within Telmex and Telnor. Telmex and Telnor had two years to implement the separation ordered by the IFT. The resolution established a calendar for implementation and obligations to deliver periodic information to the IFT. In March 2020, the two-year period granted to the preponderant economic agent to implement the functional separation of Telmex and Telnor ended.

On December 2, 2020, IFT issued a resolution on its evaluation of the asymmetrical regulations imposed on Telmex, as preponderant economic agent in March 2014. Some of the most relevant modifications are: (i) the use of a long-run average incremental costs model to determine the local loop indirect access services rates, and that IFT may determine competitive geographic zones where such rates will be determined by Telmex; (ii) for dedicated-link leasing services, the IFT may determine competitive geographic zones where rates will be determined pursuant to a price cap methodology; and (iii) certain operative and informational modifications to the electronic management system. The resolution may be challenged by América Móvil.

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

In August 2017, the Supreme Court of Justice of the Nation (SCJN) determined that the interconnection rate regime relating to mobile termination by the Preponderant Economic Agent in Telecommunications Network, which contained a limitation on the Preponderant Economic Agent’s ability to charge for traffic termination in its mobile network, was unconstitutional. As a result, the SCJN ordered that the IFT issue a tariff. In November 2017, IFT resolved that the tariff for traffic termination in the mobile network of the Preponderant Economic Agent would be Ps.0.028562 per minute of interconnection from January 1, 2018 to December 31, 2018. In November 2018, the IFT determined that the tariff for traffic termination in the mobile network of the Preponderant Economic Agent would be Ps.0.028313 per minute of interconnection from January 1, 2019 to December 31, 2019. For 2020 and 2021, the IFT determined a lower tariff for traffic termination in the mobile network of the Preponderant Economic Agent being Ps.0.028313 and Ps.0.018489 per minute of interconnection, respectively.

In April 2018, the SCJN determined that the interconnection rate regime relating to fixed termination by the Preponderant Economic Agent in Telecommunications Network, which contained a limitation on the Preponderant Economic Agent’s ability to charge for traffic termination in its fixed network, was unconstitutional. As a result, the SCJN ordered the IFT to issue a tariff for traffic termination in the fixed network of the Preponderant Economic Agent applicable from January 1 to December 31, 2019. In November 2018, the IFT determined that the tariff for traffic termination in the fixed network of the Preponderant Economic Agent will be Ps.0.003151 per minute of interconnection from January 1, 2019 to December 31, 2019. For 2020 and 2021, the tariff for traffic termination in the fixed network of the Preponderant Economic Agent will be Ps.0.003331 and Ps.0.002842 per minute of interconnection, respectively.

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

Commitment to Sustainability

As we strive to produce some of the best Spanish-language content globally and broadcast it through the most relevant platforms, and leverage on our extensive telecommunications infrastructure to provide entertainment and connect people, we focus on managing our environmental, social, and corporate governance (ESG) performance. We aim to develop a consistent, transparent, and comparable ESG reporting framework to inform our stakeholders. As part of that effort, we annually publish a comprehensive sustainability report pursuant to the Global Reporting Initiative (GRI) standards and also look to integrate incrementally other external standards, including the provisions of the Sustainability Accounting Standards Board (SASB) and the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD).

We acknowledge the importance of targeting climate change-related issues. For that reason, we are committed to reducing our environmental impact and greenhouse gas emissions through specific programs, training, and monitoring and reporting of emissions. We have also set ecological targets such as clean energy generation, energy consumption reduction, water consumption reduction, and greenhouse gases (GHG) emissions reduction. Our commitment to conserving natural capital is reflected in our Environmental Management Policy and Statement on Biodiversity and Environment, which acknowledges the importance of preserving and protecting ecosystems and biodiversity and reducing our environmental impact. To help protect Mexico’s vast natural wealth and biodiversity, we (along with certain other Mexican companies and NGOs) established the Mexican Alliance for Biodiversity and Business to implement projects to promote conservation, sustainable use, and restoration. These targets align with public sector efforts, such as the UN Sustainable Development Goals.

Furthermore, we focus on our social performance. Growth of our employees is an important topic for us. We further enhance careers with training programs (ethics, anti-corruption, human rights, information security, and data protection), performance evaluations, and additional benefits. To help maintain the physical wellbeing of our employees, we manage, monitor and enhance key performance indicators, maintain policies, and conduct regular training and periodic audits on health and safety at work under the guidance of our Committee on Safety and Civil Protection and the Health and Safety Commission. We apply fair labor practices in our operations and adhere to best practices. We are committed to offering stable labor conditions to our employees by respecting their human and collective rights and providing a working environment that enables them to improve their performance and increase their engagement.

Additionally, we focus on achieving local community engagement through assessment and planning, to understand their potential, expectations, and needs. We create opportunities in education, culture, entrepreneurship, health, and environmental protection to improve communities and help build better and more sustainable societies through our social programs.

Sustainability and ESG-related risks are evaluated by our management on a regular basis. We embed sustainability at multiple levels of our business, with our Sustainability Coordination and Analysis Unit being responsible for ESG-related issues under the supervision of the Vice President of Investor Relations (who is responsible for advancing our ESG initiatives). Our Sustainability Committee (which is comprised of senior executives from different areas, such as Legal, Internal Audit, Human Resources, Risk Management and others) reviews and approves our sustainability strategy, monitors ESG initiatives, evaluates annual results and sets objectives aligned with our business strategy, programs for our growth, and sustainable development.

Our sustainability achievements result from a regular enhancement of policies and programs to improve corporate performance. During 2020, the Company's many sustainability efforts continued to be recognized globally. For example, the Company was selected for the 2020 Dow Jones Sustainability MILA Pacific Alliance Index and was one of only five Mexican companies selected for the DJS Emerging Markets Index. Also, the Company was included in three 2020 FTSE4Good Index Series: FTSE4Good Emerging Markets, FTSE4Good Emerging Latin America, and FTSE4Good BIVA.

Besides, the Company was selected as one of only five Mexican companies to be included in the 2020 Bloomberg Gender-Equality Index. Also, the Company was selected as a constituent of the ESG index, launched by S&P, Dow Jones and the Mexican Stock Exchange. Finally, the Company was confirmed as a signatory of the United Nations Global Compact, the world's largest corporate sustainability initiative.

In summary, we understand our sustainability strategy as a commitment to enhancing the lives of the communities we serve, and we believe by doing so, we will also contribute to our growth and success.

Commitment to Social Responsibility

In a challenging 2020, Fundación Televisa (or “Fundación”) was committed to helping those most in need. We continued our existing programs, while we also developed new programs to respond to the COVID-19 pandemic. As a result, in 2020, we were able to impact the lives of 924,900 children and adults in both Mexico and the United States, investing (together with our allies) more than Ps.368.5 million.

Our innovative programs in education, culture, entrepreneurship, and environmental protection provide an empowering platform for hundreds of thousands of people to improve their lives, transform their communities, and build better and more sustainable societies. Our approach combines an effective leveraging of the Company’s communication channels with state of the art digital tools, financial support and on-the-ground multidisciplinary teams.

We directly contributed to 11 of 17 of the United Nations Sustainable Development Goals.

In 2020, we managed to have more than 2.4 million of media impacts, reaching more than 51 million people with our messages. Some of those impacts related to safety measures regarding the COVID-19 pandemic, like staying at home and wearing safety masks campaigns, among others. At the same time, we helped more than 64 institutions and organizations through communication campaigns with television spaces.

We generated more than 1.5 million followers on social networks and more than 4 million people to our digital platforms.

Fundación programs work along different life stages. Empieza Temprano focuses on early childhood development by providing parents and families information and practical tips. To enhance the skills of K-12 students, Fundación has a civic values program called Valores. Cuantrix teaches computer science and coding. Technolochicas empowers young women through STEAM (Science, Technology, Engineering, Art and Mathematics) and Bécalos works to increase high-school and college completion while improving the student’s employability. POSiBLE helps to expand high impact innovation-driven entrepreneurship through training, networking, resources, visibility and acceleration for high potential startups. In addition, Fundación’s cultural and environmental programs cut across ages serving the general public in specific locations and more broadly through the digital and media space. Since 2020 was an atypical year, we adapted our programs and actions to the “new normal”, using media and digital assets to be closer to our programs’ recipients. Also, through our disaster relief program, we supported actions tailored to the COVID-19 pandemic.

Our numbers and recognitions include the following:

•	We donated Ps.124.4 million to projects related to support hospitals, medical staff and vulnerable groups affected by the COVID-19 pandemic. This benefited more than 135,000 people with medical protection supplies, mechanical ventilators and food pantries, among other items and services. This effort was partnered with 16 other organizations.

•	We had more than 40,000 students from public schools and 8,800 teachers and instructors, across Mexico, register in our Cuantrix platform to learn basic coding skills.

•	We had more than 1,000 middle-school girls participate in Technolochicas STEAM activities in Mexico and the United States.

•	We had 37,186 recipients of Bécalos scholarships, including 9,814 scholarships for students and teachers developing employability competencies, and 100 scholarships for students attending a program for talented youth. This year, Bécalos scholarships were particularly important for recipients, to be able to pay for internet connectivity. With these numbers, Bécalos reached a historic sum of 339,830 beneficiaries.

•	We established a partnership with Schmidt Futures and Rhodes Trust to launch their RISE scholarship program in Mexico. This program provides a lifetime support to exceptional teenagers that want to change the world.

•	We supported 18,210 entrepreneurs in developing their business models through our POSiBLE program.

•	We participated with far-reaching communication campaigns, including teenage pregnancy prevention and also Valores, promoting civic values, and Cero Violencia, preventing domestic violence against women.

•	We provided more than 51,360 parents with practical tips weekly via SMS and our digital newsletter through our Empieza Temprano program.

•	We provided more than 37,345 recipients with new aid in health, nutrition, development, dwelling, and scholarships for the children of deceased medical staff that fought on the front lines of the pandemic.

•	We launched “Cuarentena Fotográfica”, a visual arts cultural project which offered 14 digital tours on Facebook Live, through our photographic files, reaching more than 1.2 million attendees.

•	We received the Caracol de Plata Award for the “Cabes tú, cabemos todos” a Valores program’s campaign. Caracol de Plata Awards recognize advertising messages to create awareness and finding solutions to social problems.

By responsibly leveraging media, talent, partnerships and financial assets, the efforts led by Fundación reflect the commitment of the Company to this particularly complex year and make a strategic contribution to building a more empowered, prosperous and democratic society where all people have a platform to succeed.

Our Operations

As of December 31, 2020, we classified our operations into four business segments: Cable, Sky, Content and Other Businesses. Through the third quarter of 2019, our recently disposed Radio Business was classified as part of the Other Businesses segment, and beginning in the fourth quarter of 2019, it was classified as held-for-sale operations in the business segment information until it was disposed in July 2020. In the third quarter of 2020, our former Radio business operations were classified as disposed operations in our business segment information.

Cable

The Cable Television Industry in Mexico. Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee. These fees are based on the package of channels the subscribers receive. According to IFT, there were approximately 964 pay-TV concessions in Mexico, including 511 integrated sole concessions, as of the date of their report, serving approximately 18.4 million subscribers (including cable and DTH).

Digital Cable Television Services. Our cable companies offer on-screen interactive programming guide with direct access to blim and Netflix through the “izzi TV” platform, video on demand, high definition channels as well as other services throughout Mexico. Along with their digital pay-TV service, our cable companies offer high speed internet and a competitive digital telephone service. Through their network, they are able to distribute high quality video content, new services, interactivity with video on demand, 1080i high definition, impulse and order pay-per-view, a-la-carte programming, among other products and services, with added value features and premium solutions for consumers, and telephony and internet. Likewise, our cable companies offer mobile applications such as “izzi go”, which is a TV Everywhere application for authenticated subscribers through compatible PCs, iOS and Android platforms, that enables subscribers to access channels, movies and series on demand. “izzi go” also features remote control functionalities compatible with our “izzi TV” set-top-boxes, and allows subscribers to watch additional content through the application. In November 2020, izzi partnered with Disney+ to distribute the service both a la-carte and as a bundle in select triple play packages and with payment integration services for izzi customers.

Revenues. Our cable companies generate revenues from their pay-TV, broadband and telephony services, from additional services such as video on demand, and from sales of advertising to local and national advertisers. Subscriber revenues come from monthly service and rental fees and, to a lesser extent, one-time installation fees.

Cable Initiatives. Our cable companies plan to continue offering the following services to their subscribers:

•	Enhanced programming services, including video on demand, subscription video on demand, high definition and bundled packages and OTT aggregation;

•	Broadband internet services, including fixed/mobile solutions;

•	IP telephony services; and

•	Mobile services.

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

Bestel. Currently, the Company indirectly holds 66.1% of the equity of Bestel (35.3% through Cablevisión and 30.8% through CVQ), which provides voice, data, and managed services to domestic and international carriers and to the enterprise, corporate, and government segments, cloud and other services in Mexico. Through Bestel (USA), Inc., Bestel provides cross-border services to U.S. carriers including internet protocol, or IP, transit, collocation, international private lines, virtual private networks, or VPNs, and voice services, as well as access to the Internet backbone via companies or carriers classified as “TIER 1” which are networks that can reach every other network on the internet without purchasing internet protocol address transit or paying settlements and “TIER 2” which are networks that peer with some networks, but purchase internet protocol address transit or pay settlements to reach at least some portion of the internet. Bestel operates approximately 32,000 kilometers of a fiber-optic network, including the fiber-optic network it owns. This fiber-optic network covers several important cities and economic regions in Mexico and has direct crossing of its network into San Antonio, Laredo, McAllen, El Paso and Dallas in Texas, Nogales in Arizona, Miami in Florida and San Diego and Los Angeles in California in the United States. This enables the Company to provide high capacity connectivity between the United States and Mexico.

FTTH. On December 17, 2018, we acquired from Axtel its residential fiber-to-the-home business and related assets in Mexico City, Zapopan, Monterrey, Aguascalientes, San Luis Potosi and Ciudad Juarez, through our FTTH subsidiary. The acquired assets comprised 553,226 RGUs, consisting of 97,622 video, 227,802 broadband and 227,802 voice RGUs. The total value of the transaction amounts to Ps.4,713 million.

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

As of December 31, 2018, 2019 and 2020, Innova’s DTH satellite pay-TV service had 7,637,040, 7,429,351 and 7,477,294 gross active video subscribers, respectively. Innova primarily attributes its success to its superior programming content, its exclusive transmission of the largest coverage sporting events such as soccer tournaments and special events, its high quality customer service and its nationwide distribution network with approximately 763 points of sale. In addition to the above, Innova also attributes its success to VeTV, our low-end package in Mexico. Sky continues to offer the highest quality and exclusive content in the Mexican pay-TV industry. Its programming packages combine our over-the-air channels with other exclusive content.

During 2020, Sky offered exclusive content, which included certain Mexican Soccer League matches and the Spanish Soccer League, La Liga and La Copa del Rey, the Premier League, the Carabao Cup, the NFL Sunday Ticket, MLB Extra Innings, the NHL, several ice skating championships, marathons, Liga Arco Mexicana del Pacífico and Caribbean Series, UEFA Nations League and Bundesliga in Central America and some exclusive matches in Mexico, qualifying and friendly matches of the Brazilian national team, as well as special coverage of several women’s soccer leagues, such as the FA Women’s Super League, the Frauen Bundesliga, the Women’s Swedish Football League and Copa de la Reina. In addition to new programming contracts, Sky continues to operate under arrangements with a number of third party programming providers to provide additional channels to its subscribers. Sky also has arrangements with the major programming studios and sports federations.

In 2020, the Sky HD Package comprised 161 channels, as well as ten additional channels for pay-per-view. We expect to continue broadening our HD offering in the coming years for which we may need additional transponder capacity.

As of December 31, 2020, the standard definition programming packages monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: Basic Ps.159, Fun Ps.319, Fox+ Ps.494, HBO Ps.489, Universe Ps.724 and monthly fees for high definition programming packages are: Gold Ps.219, Platinum Ps.309 and Black Ps.704. Monthly fees for each programming package do not reflect a monthly rental fee in the amount of Ps.184 for standard definition, Ps.184 for Gold and Ps.214 for Platinum and Black packages for the decoder necessary to receive the service (or Ps.170 for standard definition, Ps.160 for Gold and Ps.200 for Platinum and Black packages if the subscriber pays within 12 days of the billing date) and a one-time activation fee which depends on the number of decoders and payment method. The monthly fees with respect to our prepaid programming package are the following: VeTV Ps.104, VeTV PLUS Ps.154 and the monthly rental fee for the decoder necessary to receive the service is Ps.120.

Sky devotes 10 pay-per-view channels to family entertainment and movies and four channels are devoted to adult entertainment. In addition, Sky assigns 15 extra channels exclusively for special events, known as Sky Events, which include concerts and sports. Sky provides some Sky Events at no additional cost while it sells others on a pay-per-view basis.

The installation fee is based on the number of set up boxes and the method of payment chosen by the subscriber. The monthly cost consists of a programming fee plus a rental fee for each additional box.

In 2018, Sky launched Fixed Wireless Broadband services under the brand name Blue Telecomm. Sky offers five, 10 or 20 mega single-play broadband services and five or 10 for video-broadband bundles. These services are limited to certain areas in Mexico. At the end of fiscal year 2020, Sky had 665,907 broadband customers.

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

Content

Television Industry in Mexico

General. There are 18 television stations operating in Mexico City and approximately 599 other television stations elsewhere in Mexico. Most of the stations outside of Mexico City rebroadcast programming originating from the Mexico City stations. We own and operate four of the 18 television stations in Mexico City, Channels 2, 4, 5 and 9. Some of these stations are affiliated with 207 repeater stations and 16 local stations outside of Mexico City. See “— Programming — Television Networks”. Our major competitor, TV Azteca, owns and operates Channels 7 and 1 (formerly 13) in Mexico City, which we believe are affiliated with 177 stations outside of Mexico City. Likewise, TV Azteca owns the concession for Channel 40, or ADN 40, an ultra-high radioelectric frequency, or UHF, channel that broadcasts throughout the Mexico City metropolitan area, Grupo Imagen owns the concession for Channel 27 or Excelsior and Channel 29 or Cadena 3 or Imagen Television, Multimedios owns the concession for virtual Channel 6.1 and La Octava owns the concession for Channel 28 in Mexico City. The Mexican government currently operates seven stations in Mexico City, Channel 11 (IPN), which has 16 repeater stations, Channel 21, Channel 22, Channel 20 (TVUNAM), Channel 34, Channel 45 (Congress), Channel 30, an anchor station of Sistema Público de Radiodifusión del Estado Mexicano, which, we believe, has 25 repeater stations outside Mexico City, 25 stations (State Governments), and nine other university stations. There are 47 local television stations affiliated with Imagen Television, outside of Mexico City. There are also 41 independent stations which are unaffiliated with any other stations, 17 stations of Multimedios, 17 stations of Telsusa and two stations of La Octava outside of Mexico City. See “— Programming — Television Networks”.

We estimate that approximately 31.8 million Mexican households have television sets, representing approximately 93.1% of all households in Mexico as of December 31, 2020. We believe that approximately 97.6 % of all households in Mexico City and the surrounding area have television sets.

Programming

Programming We Produce. We produce a significant part of the Spanish-language television programming in the world. In 2018, 2019 and 2020, we produced approximately 83,712 hours, 88,370 hours and 86,891 respectively, of programming for broadcast on our network stations; including programming produced by our local stations, which represented 64.1%, 66.3% and 65.8% of our total hours produced in the same years, respectively. Programming and videos for broadcast on our pay-TV channels, through our cable operations and DTH satellite ventures, represented 22.1%, 20.6% and 21.5% of our total hours produced in 2018 and 2019 and 2020, respectively.

We produce a variety of programs, including dramas, newscasts, situation comedies, game shows, reality shows, children’s programs, comedy and variety programs, musical and cultural events, movies and educational programming. Our dramas are broadcast either dubbed or subtitled in a variety of languages throughout the world.

Our programming also includes broadcasts of special events and sports events in Mexico promoted by us and others. Among the sports events that we broadcast are soccer games and professional wrestling matches. See “— Other Businesses — Sports and Show Business Promotions”. In 2018, we broadcast the FIFA World Cup Russia 2018, the FIFA Women’s World Cup Under 20 France 2018 and the FIFA Women’s World Cup Under 17 Uruguay 2018. In 2019, we broadcast the FIFA Women’s World Cup 2019, the FIFA U-20 World Cup 2019, the FIFA U-17 World Cup 2019 Draw, FIFA The Best Football Awards 2019, the FIFA U-17 World Cup 2019, the FIFA Beach Soccer World Cup 2019, the CONCACAF Gold Cup 2019, the CONMEBOL Copa America 2019 and the XVIII Pan American Games Lima 2019. In 2020, we broadcast the CONCACAF 2020 Women’s Olympic Qualifiers, the 2020 Lausanne Olympic Youth Games, and friendly matches disputed by the Mexican National Soccer Team. We have secured the rights to broadcast the FIFA World Cup Qatar 2022 and the Canada, Mexico and USA 2026 World Cup and 2030 FIFA World Cup for Mexico and other territories in Latin America.

For 2020, we had secured the broadcasting rights of some CONCACAF minor events, but due to the ongoing COVID-19 global pandemic, CONCACAF decided to reschedule the events for 2021.

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

Foreign-Produced Programming. We license and broadcast television programs produced by third parties outside Mexico. Most of this foreign programming is from the United States and includes television series, movies and sports events, including coverage of Major League Baseball games and National Football League games. Foreign-produced programming represented approximately 28.7%, 30.9% and 29.4% of the programming broadcast on our four television networks in 2018 2019 and 2020, respectively. A substantial majority of the foreign-produced programming aired on our networks was dubbed into Spanish and was aired on Channel 5, with the remaining aired on Channel 9.

Talent Promotion. We operate Centro de Educación Artística, a school in Mexico City, to develop and train actors. We provide instruction free of charge, and a substantial number of the actors appearing on our programs have attended the school. We also promote writers and directors through a writers’ school as well as various contests and scholarships.

Television Networks. We operate three television networks that can be viewed throughout parts of Mexico depending on the schedules and programming on our affiliated television stations through Channels 2, 5 and 9 in Mexico City. The following table indicates the total number of operating television stations in Mexico affiliated with each of our three networks, as well as the total number of local affiliates, as of December 31, 2020.

	Wholly Owned Mexico City Anchor Stations	Wholly Owned Affiliates	Majority Owned Affiliates	Minority Owned Affiliates	Independent Affiliates	Total Stations
Channel 2	1	124	2	—	1	128
Channel 5	1	62	—	—	1	64
Channel 9	1	17	—	—	—	18
Subtotal	3	203	2	—	2	210
Local (Stations) Affiliates	—	16	—	—	—	16
Total	3	219	2	—	2	226

Channel 2 Network. Channel 2, which is known as “Las Estrellas”, or “The Stars”, together with its affiliated stations, is the leading television network in Mexico and the leading Spanish-language television network in the world, as measured by the size of the audience capable of receiving its signal. Channel 2’s programming is broadcast 24 hours a day, seven days a week, on 128 television stations located throughout parts of Mexico. The affiliate stations generally retransmit the programming and advertising transmitted to them by Channel 2 without interruption. Such stations are referred to as “repeater” stations. We estimate that the Channel 2 Network reaches approximately 31.1 million households, representing 98 % of the households with television sets in Mexico. The Channel 2 Network accounted for a majority of our national television advertising sales in each of 2018, 2019 and 2020.

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

Channel 5 Network. In addition to its anchor station, Channel 5 is affiliated with 63 repeater stations located throughout parts of Mexico. We estimate that the Channel 5 Network reaches approximately 28 million households, representing approximately 88.1% of households with television sets in Mexico. We believe that Channel 5 offers the best option to reach the 18-34 year old demographic, and we have extended its reach into this key group by offering new content. Channel 5 offers a combination of reality shows, national and international soccer, sitcoms, dramas, movies, cartoons and other children’s programming. The majority of Channel 5’s programs are produced outside of Mexico, primarily in the United States. Most of these programs are produced in English.

Channel 9 Network. In addition to its anchor station, Channel 9 is affiliated with 17 repeater stations, approximately 50 % of which are located in central Mexico. We estimate that Channel 9 reaches approximately 17.9 million households, representing approximately 56.3% of households with television sets in Mexico.

The Channel 9 Network targets viewers 30 years and older. Its programs include movies, sports, sitcoms, game shows, dramas produced by third parties, news, an entertainment newscast and re-runs of popular programs from Channel 2.

Channel 4. Channel 4 broadcasts in the Mexico City metropolitan area and to some other areas of the country through a network of repeater stations, and according to our estimates, reached over 23.4 million households in Mexico in 2020. As described above, as part of our plan to attract medium-sized and local Mexico City advertisers and some of the areas covered by the repeater stations, we focused the reach of this network throughout Mexico and revised the format of Channel 4 to create ForoTV in an effort to target viewers in those areas. We currently sell local advertising time on ForoTV to medium-sized and local advertisers at rates comparable to those charged for advertising on local, non-television media, such as radio, newspapers and billboards. However, by purchasing local advertising time on ForoTV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television media.

ForoTV targets young adults between 30 and 40 years old, and adults more than 55 years old. Its programs consist primarily of journalist content, news, and round table programs in which the participants analyze the national and international news.

Local Affiliates. There are currently 16 local television stations that we wholly own. These stations receive part of their programming from Channels 4 and 9. See “— Channel 4”. The remaining programs aired consist primarily of programs licensed from our program library and locally produced programs. The locally produced programs include news, game shows, musicals and other cultural programs and programs offering professional advice. In 2018, 2019 and 2020, the local television stations owned by us produced 53,600 hours, 58,600 hours and 57,138 hours, respectively, of programming. Each of the local affiliates maintains its own sales department and sells advertising time during broadcasts of programs that it produces and/or licenses.

Network Subscription. We produce or license a suite of Spanish and English-language television channels for pay-TV systems in Mexico, Latin America, the Caribbean, Europe, the United States, Canada, Africa and Australia. These channels include programming such as general entertainment, dramas, movies, news and music-related shows, interviews and videos. Some of the programming included in these channels is produced by us while other programming is acquired or commissioned from third parties. We commercialize 27 pay-TV brands through over 65 domestic and international feeds, which reach over 42 million subscribers worldwide, averaging seven networks per subscriber.

In 2018, 2019 and 2020, we produced approximately 18,500 hours, 18,100 hours and 18,179 hours, respectively, of programming and videos, for broadcast on our pay-TV channels. The names and brands of our channels include: Telehit, Telehit Música (formerly Telehit Urbano), Bandamax, De Película, Golden, Golden Edge, Golden Latinoamérica, Unicable TLNovelas, TLnovelas Inglés, TLN (Portugues), BitMe, Estrellas Latinoamérica, Estrellas Delay-2hrs, Estrellas Delay-1hr, Distrito Comedia, Adrenalina Sports Network, TUDN, and Unicable Latinoamérica (formerly Unicable Internacional).

Licensing and Syndication. We license our programs and our rights to programs produced by other television broadcasters and pay-TV providers in the United States, Canada, Latin America, Asia, Europe and Africa. We collect licensing fees based on the size of the market for which the license is granted or on a percentage of the advertising sales generated from the programming. In addition to the programming licensed to Univision, we licensed 83,563 hours, 84,565 hours and 74,209 hours of programming in 2018, 2019 and 2020, respectively. See “Business Overview — Univision” and “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content”. As of December 31, 2020, we had 278,422 half-hours of television programming in our library available for licensing.

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

In addition to its suite of owned and operated properties, the Company has a massive following on social media with 415 social accounts, combined followers of more than 280 million, and double-digit growth in video views. The Company has cultivated strong alliances with Facebook, Google, and most recently Amazon with the development of premium content series and innovative product partnerships that reach new and niche audiences. With the ability to tailor ads based on a user’s demographics, interests and/or viewing behavior, the Company offers a brand-safe environment where advertisers can reach their target audience at scale.

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

OTT Platform. In January 2014, we launched an over-the-top platform under the brand “VEO”, which in February 2016 was relaunched as “blim” and recently renamed “blim tv”. Blim tv is fully operated by Televisa, S.A. de C.V. and it provides a Subscription Video-On-Demand (“SVOD”) service and TV Everywhere in Mexico, with an extensive catalogue of domestic and foreign entertainment (including a library of original productions, movies, series, documentaries, programs, dramas and children’s content; and recently carrying 35 linear channels) and has been positioned as an important Spanish-language premium content provider in Mexico. Blim tv is accessible through a growing number of internet connected electronic devices. Blim tv service can be purchased on a monthly and weekly basis through recurring payment with credit card, debit card, prepaid gift cards and codes, payment aggregators, packaged subscriptions through carrier, IPSs and MSO billing and direct billing with other third parties’ app stores. Blim tv is currently the fourth largest SVOD service provider in Mexico.

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

This strategy remained largely unchanged in 2019.

In 2020, we began billing our clients on a cost-per-thousand-basis, rather than a cost-per-rating-point basis, while keeping the Modular 2.0 Strategy. In addition to this change, we also aligned prices and reduced the number of target audiences that could be requested by clients. In order to have additional time to explain these changes to advertisers, we also changed the closing period for the upfront option to the first quarter of 2020, instead of the end of 2019, as in previous years. As a result, it took us a longer time to close the up front negotiations and the advertising revenues for the first quarter of 2020 were also negatively impacted.

We sell commercial time in two ways: upfront and on a scatter basis. Advertisers that elected the upfront option locked in prices on a cost-per-rating-point basis in 2019 and in 2020 on a cost-per-thousand, or CPM, basis for most of our commercial inventory for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, with cash or short-term notes, and are charged lower rates than those charged on a scatter basis for their commercial time, given the highest priority in schedule placement, and given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and limited access to choose commercial time slots. For a description of our advertising sales plan, see “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content — Advertising Rates and Sales”.

We currently sell a significant portion of our available television advertising time. We use the remaining portion of our television advertising time primarily to satisfy our legal obligation to the Mexican government to provide up to 18 minutes per day of our broadcast time between 6:00 a.m. and midnight for public service announcements and 30 minutes per day for public programming (referred to in this annual report as Official Television Broadcast Time), and our remaining available television advertising time to promote, among other things, our products. See “Regulation — Television — Mexican Television Regulations — Government Broadcast Time”. We sold approximately 46%, 55% and 42% of total available national advertising time on our networks during prime time broadcasts in 2018, 2019 and 2020, respectively, and approximately 38%, 49% and 40% of total available national advertising time during all time periods in 2018, 2019 and 2020, respectively. See “Operating and Financial Review and Prospects — Results of Operations — Total Segment Results — Content”.

Other Businesses

Publishing. Notwithstanding the challenges facing the publishing industry, we believe we have maintained our position as the most important publisher and distributor of magazines in Mexico, as measured by circulation.

With a total circulation of approximately 11.7 million copies in 2020, we publish 32 titles that are distributed in México. See “— Publishing Distribution”. Our main publications in Mexico include TV y Novelas, a weekly entertainment and dramas magazine; Vanidades, a popular bi-weekly magazine for women; and Caras, a monthly leading lifestyle and socialite magazine.

We publish the Spanish-language edition of several magazines, including Cosmopolitan, Harper’s Bazaar and Esquire through a joint venture with Hearst Communications, Inc.; and Muy Interesante pursuant to a license agreement with Zinet Media Global, S.L. We also publish a Spanish-language edition of National Geographic and National Geographic Traveler through a licensing agreement with National Geographic Partners, LLC. In addition, we publish several comics pursuant to license agreements with Marvel Brands LLC. and DC Comics.

Our digital advertising revenue increased from 18% of the total advertising revenue of the publishing business in 2019 to 26% in 2020.

Publishing Distribution. We estimate that we distribute more than 50%, in terms of volume, of the magazines circulated in Mexico through our subsidiary, Distribuidora Intermex, S.A. de C.V., or Intermex. We believe that our distribution network, including independent distributors, reaches over 126 million Spanish-speaking people in Mexico. We also estimate that such distribution network reaches more than 7,705 points of sale in Mexico. In 2018, 2019 and 2020, 62%, 66% and 51% respectively, of the publications distributed by our company were published by our Publishing division. In addition, our distribution network sells a number of publications published by joint ventures and independent publishers, as well as sticker albums, books, novelties and other consumer products.

Sports and Show Business Promotions. We actively promote a wide variety of sports events and cultural, musical and other entertainment productions in Mexico. Most of these events and productions are broadcast on our television stations, cable television system and DTH satellite services. See “ Our Operations — Programming” “Our Operations — Cable — Digital Cable Television Services”, and “Our Operations — Sky”.

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

National Football League. The Company entered into a contract with the National Football League, or the NFL, to host one regular season game each year beginning in 2016 through 2018. Due to field conditions, the 2018 NFL game was relocated to Los Angeles and postponed. It took place in 2019. The parties agreed for the stadium to host two regular season games in Mexico City during the 2020 and 2021 seasons, subject to certain conditions being met. Due to the COVID-19 pandemic, the game to take place in 2020 was postponed.

Promotions. We promote a wide variety of concerts and other shows, including beauty pageants, song festivals and shows of popular Mexican and international artists. These are mostly done in relation to our content production and distribution businesses to promote our audiovisual properties.

Feature Film Production and Distribution. We produce and co-produce first-run Spanish- and English-language feature films, some of which are among Mexico’s top films based on box office receipts.

We distribute our films to movie theaters in Mexico, the United States and Latin America, and later release them for broadcast on video on demand, cable and network television; some of those films have been partially financed by us and are among the highest grossing Mexican films in Mexico, such as No Manches Frida, Hazlo Como Hombre, 3 Idiotas, La Boda De Valentina, No Manches Frida 2, Mirreyes vs Godinez, Cindy la Regia and the Spanish language film that broke audience and box office records in Mexico and the United States during its release year, Instructions Not Included, which became the second highest film in Mexico in terms of number of viewers. We distribute feature films produced by non-Mexican producers in Mexico. In 2018, 2019 and 2020, we distributed 22, 13 and nine feature films, respectively, including several U.S. box office hits.

At December 31, 2020, we owned or had rights to 474 Spanish-language theatrical films, 169 theatrical films in other languages, 25 Spanish-language video titles and 27 video titles in other languages. Many of these films and titles have been shown on our television networks, cable system, DTH and subscription video on demand services.

Gaming Business. In 2006, we launched our gaming business, which consists of casinos and an online gaming site. As of December 31, 2020, we had 18 casinos in operation, under the brand name “PlayCity”. Due to the global pandemic, the casinos have opened and closed intermittently, following guidance from the relevant authorities. In accordance with our permit, we may open new casinos until May 2021. We plan to seek an extension of such period. In 2017, we launched our online sports betting site. The casinos and our online sports betting site are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 45 casinos and number draws throughout Mexico. During 2017, our management decided to begin an internal process to close Multijuegos, our lottery business, and in December 2017, we obtained an authorization from the Mexican Ministry of Interior, to suspend such business operations.

Held-for-Sale Operations

Radio Stations. On July 2, 2020, we concluded the sale of our 50% equity participation in Sistema Radiópolis, S.A. de C.V., or Radiópolis. Such business was classified as a held-for-sale operation for accounting purposes until its disposal. Our participation in Radiópolis was operated under a joint venture with Promotora de Informaciones, S.A., or Grupo Prisa, a leading Spanish communications group.

Investments

OCEN. We own a 40% stake in OCEN, a subsidiary of CIE, which owns all of the assets related to CIE’s live entertainment business unit in Mexico. OCEN’s business includes the production and promotion of a wide variety of live entertainment events such as concerts, theatrical, family and cultural events, as well as the operation of entertainment venues, the sale of entrance tickets (under an agreement with Ticketmaster Corporation), food, beverages and merchandising, and the booking and management of Latin artists. OCEN is ranked among the top five live show promoters in the world, according to Pollstar Magazine.

During 2018, 2019 and 2020, OCEN promoted 3,109, 3,490 and 565 events, respectively, and during 2020, it managed 12 entertainment venues in Mexico City, Guadalajara and Monterrey, providing an entertainment platform that established OCEN as one of the principal live entertainment companies in Mexico.

During 2020, 3.9 million entrance tickets were issued by OCEN’s subsidiary Ticketmaster, compared to 19.6 million in 2019.

The significant drop in number of events and tickets issued during 2020 was due to the COVID-19 pandemic.

On July 24, 2019, we announced that Live Nation Entertainment, Inc. (“Live Nation”) had agreed to purchase our unconsolidated 40% equity participation in OCEN. In consideration for the sale, we expected to receive Ps.5,206 million. Live Nation and the Company have an open dispute in connection with a purported unilateral termination of the stock purchase agreement by Live Nation, which was communicated to the Company in May 2020.

Imagina. We owned equity participations equivalent to 19.05% of the capital stock of Imagina Media Audiovisual S.L., or Imagina, one of the main providers of content and audiovisual services for the media and entertainment industry in Spain. On June 26, 2018, we closed on the sale of our 19.05% stake in Imagina. From the total proceeds paid to us of approximately U.S.$341.0 million, 11% was retained in escrow. In December 2018, approximately U.S.$18.2 million (approximately 43% of the relevant amount) was released from escrow, plus an additional U.S.$1.7 million that were paid to Imagina’s controlling shareholders as part of the agreement. In 2019, an additional U.S.$12.1 million was released. In 2020, an additional U.S.$2.9 million was released. By December 2020, approximately U.S.$2.6 million remained in escrow. The amount remaining in escrow will be released over time subject to customary terms and conditions under such escrow agreements.

Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. In March 2010, Telefónica, Editora Factum, S.A. de C.V., a wholly-owned subsidiary of the Company which was merged into CVQ in May 2015, and Megacable agreed to jointly participate, through a consortium known as Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”), in the public bid for a pair of dark fiber wires held by the CFE (Comisión Federal de Electricidad). In June 2010, the SCT granted GTAC a favorable award in the bidding process for a 20 year contract for the lease of up to 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted in July 2010, to operate a public telecommunications network using DWDM technology. In June 2010, one of our subsidiaries entered into a long-term credit facility agreement to provide financing to GTAC in an amount up to Ps.688.2 million. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. In addition, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.946.1 million. By the end of 2020, GTAC had in operation 180 links and 158 nationwide nodes, and the services for customers grew to 2,959, of which 91% have a capacity of 10 Gbps. The overall capacity per link is approximately 3.2 Tbps (80 optical channels x 10, 40 and 100 Gbps each channel). In addition, GTAC maintains four of its own routes (1,873 kilometers), three third-party dark fiber IRU (2,764 kilometers) and local loops (559 kilometers). This fiber-optic network represents for us an alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber-optic network aims to increase broadband internet access for businesses as well as households in Mexico.

We have investments in several other businesses. See Notes 3 and 10 to our consolidated year-end financial statements.

Univision

We have a number of arrangements with Univision, the leading Spanish-language content and media company in the United States that owns and operates the following: Univision Network, which is among the most-watched Spanish-language television networks in the United States; UniMás Network; Univision Cable Networks, including Galavisión and TUDN; 61 local television stations and 58 radio stations in major Hispanic markets across the United States, free AVOD streaming service PrendeTV; Univision Now; Univision.com; and Uforia, a music application featuring multimedia music content.

On December 20, 2010, Univision, we, UHI and other parties affiliated with the other investor groups that at the time owned a majority of the shares of UHI (the “Univision Sponsor Group”) entered into various agreements and completed certain transactions as a result of which, among other things, we made a cash investment of U.S.$1,255 million in UHI (formerly known as BMP), in exchange for an initial 5% equity stake in UHI, and U.S.$1,125 million aggregate principal amount of 1.5% Convertible Debentures of UHI due 2025 which were convertible at our option into additional shares then equivalent to an approximately 30% equity stake of UHI. In connection with this investment, (i) we entered into an amended program license agreement, or PLA, with Univision, pursuant to which Univision has the exclusive right to broadcast certain of the Company’s content in the United States, (ii) we entered into a new program license agreement with Univision, the Mexico License Agreement, or MLA, under which we have received the exclusive Spanish-language broadcast and digital rights to Univision’s audiovisual programming (subject to certain exceptions) in Mexico during the term of the PLA, and (iii) three designees of the Company joined Univision’s board of directors, which was later increased to four designees of the Company.

In December 2011, we made an additional investment of U.S.$49.1 million in cash in common stock of UHI by which we increased our equity interest in UHI from 5% to 7.1%. In August 2012, we made an additional investment of U.S.$22.5 million in cash in common stock of UHI by which we increased our equity interest in UHI from 7.1% to 8.0%. On January 30, 2014, a group of institutional investors made a capital contribution to UHI. As a result of this transaction, our equity stake in UHI decreased from 8.0% to 7.8%. In July 2015, we exchanged U.S.$1.125 billion principal amount of Univision’s convertible debentures into warrants that were exercisable for certain classes of UHI’s common stock. In connection with the conversion, Univision made a one-time payment to the Company of U.S.$135.1 million on July 15, 2015 to induce the conversion. In addition, on July 15 2015, we exercised 267,532 warrants to increase our common stock ownership from 7.8% to 10%.

Effective as of December 29, 2020, the Univision Sponsor Group that collectively owned a majority of the shares of UHI completed the sale of a majority of shares of UHI affiliates of Searchlight and ForgeLight. Liberty Global also acquired a minority preferred equity interest in UHI. In connection with those transactions, we retained all of our equity interests in UHI, and our commercial arrangements with UHI and Univision, including the PLA and MLA, remained in effect and unchanged. Also in connection with those transactions, we entered into new governance arrangements with the new shareholders with respect to UHI pursuant to which, among other things, three designees of the Company have remained on Univision’s current nine-member board of directors. Also on December 29, 2020, we exercised all of our remaining warrants exercisable for UHI common stock in exchange for 4,590,953 shares of Class C common stock of UHI. As a result of the foregoing transactions, our equity ownership of UHI increased to approximately 36%.

PLA and MLA

Under the PLA, we have granted Univision exclusive Spanish-language broadcast and digital rights to our audiovisual programming (subject to certain exceptions) in the United States and all territories and possessions of the United States, including Puerto Rico, which includes the right to use our online, network and pay-television programming on Univision’s current and future Spanish-language television networks (with certain exceptions), including the Univision, UniMás and Galavision cable television networks, owned or controlled by Univision and current and future Univision Spanish-language online and interactive platforms (such as PrendeTV, Univision Now, Univision.com and Video on Demand). Univision also has rights under the PLA to broadcast in the United States Mexican First Division soccer league games for which we own or control the United States rights, which began with select teams in 2011 and which expanded in 2015 to all teams to which we own or control United States rights. We have agreed to provide Univision with at least 8,531 hours of programming per year for the term of the PLA.

Under the MLA, we have the exclusive Spanish-language broadcast and digital rights to Univision’s audiovisual programming (subject to certain exceptions) in Mexico during the term of the PLA.

On July 1, 2015, the Company, UHI and Univision, together with Univision’s then major shareholders, entered into a Memorandum of Understanding (the “MOU”) and Univision and a subsidiary of the Company entered into an amendment to the existing PLA (the “PLA Amendment”). Under the PLA Amendment, the terms of the existing strategic relationship between Univision and the Company were amended, including to revise the royalty computation. Under the computation as currently in effect, the royalty rate is 16.13%, and the Company receives an incremental 2% in royalty payments on Univision’s Spanish-language media networks’ revenues above a revenue base of U.S.$1.66 billion. In addition, given that Univision was unable to secure the broadcast rights in the United States for the World Cup in 2018, the royalty rate increased to 16.45% starting on June 1, 2018 and until the month prior to the next World Cup for which Univision is able to secure such rights, from 16.13%, compared to 16.54% under the previous terms of the PLA. With this second rate increase, the Company receives an incremental 2% in royalty payments above a reduced revenue base of U.S.$1.63 billion. The royalty base generally includes all Univision revenues from the exploitation or operation of its Spanish-language audiovisual platforms, sublicensing arrangements, licenses of content to network affiliates or multichannel video programming distributors, and Univision-branded online platforms, whether those revenues are derived on an advertising, subscription, distribution, interactive media, or transactional basis. At the time of the PLA Amendment, the Company and Univision amended the MLA to conform, in some aspects, to the PLA Amendment.

As part of the terms of the sale of a majority of the shares of UHI in 2020, the MOU was terminated. However, the PLA Amendment was not terminated and remains in effect.

Pursuant to the 2021 Transaction Agreement (as defined below), upon completion of the 2021 Transaction, the PLA and the MLA will be assigned to UHI, and we will no longer receive any royalties from Univision under the PLA.

FCC Matters

On January 3, 2017, the FCC (i) approved an increase in the authorized aggregate foreign ownership of Univision’s issued and outstanding shares of common stock from 25% to 49%; and (ii) authorized the Company to hold up to 40% of the voting interests and 49% of the equity interests of Univision. Such authorization enabled the Company to increase its equity stake in Univision, which it did through the exercise of warrants in December 2020, as described earlier in this section under “—Univision”. In addition, on December 23, 2020, the FCC approved the then-pending acquisition of a majority equity interest in UHI by affiliates of Searchlight and ForgeLight, subject to certain requirements, and authorized the foreign ownership of up to 100% of UHI’s equity and voting interests.

2021 Transaction Agreement

As previously announced, on April 13, 2021, we entered into a definitive transaction agreement (the “2021 Transaction Agreement”) with UHI and, for the limited purposes set forth therein, affiliates of Searchlight, ForgeLight and Liberty Global, pursuant to which, among other things, we will contribute our content business (other than certain assets relating to our news business, real estate and Mexican over-the-air broadcast concessions) to UHI. In consideration for the contribution of such business, we will receive U.S.$4.5 billion in a combination of cash (U.S.$3 billion) and U.S.$1.5 billion of common and preferred shares of UHI. In addition, we have entered into commercial arrangements with UHI pursuant to which we will receive additional consideration valued at approximately U.S.$300 million in the aggregate (all such transactions collectively, the “2021 Transaction”). The combined company following the closing of the 2021 Transaction will be called “Televisa-Univision.” The cash consideration and expenses of UHI in the 2021 Transaction are expected to be financed by UHI through a new Series C preferred equity investment of U.S.$1 billion in the aggregate led by the SoftBank Latin American Fund, along with ForgeLight, with participation from Google and The Raine Group; and a debt commitment of U.S.$2.1 billion. In addition, following the completion of the 2021 Transaction, Televisa-Univision’s news content production for Mexico will be outsourced from a company owned by the Azcárraga family, while Televisa-Univision will hold all assets, IP and library related to our news division.

The obligations of the parties to the 2021 Transaction Agreement to consummate the 2021 Transaction are subject to closing conditions, including, among others, (i) the authorization or non-objection of the Mexican Federal Antitrust Commission (Comisión Federal de Competencia Económica) and the Mexican Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones) (the “IFT”) under Mexican antitrust laws being obtained, (ii) the grant by the FCC of the applications, requests for waivers and petitions for declaratory ruling (if any) required to be filed with the FCC to obtain the approvals, waivers and declaratory rulings of the FCC pursuant to the applicable U.S. communications laws necessary to consummate the 2021 Transaction and such grant being in effect as issued by the FCC or extended by the FCC, (iii) the approval of the IFT under Mexican telecommunications laws being obtained, (iv) the approval or non-objection of the Committee for the Assessment of Foreign Participation in the United States Telecommunications Services Sector being obtained (if filings with such committee are made in connection with the 2021 Transaction), (v) the authorization of the Mexican Foreign Investment Commission under Mexican foreign investment laws being obtained, (vi) the termination or expiration of any applicable waiting period or periods under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (vii) certain other approvals or consents from governmental entities being obtained, (viii) the approval of the 2021 Transaction by our shareholders being obtained, (ix) with respect to Grupo Televisa, subject to materiality qualifications, the accuracy of representations and warranties made by UHI and, with respect to UHI, subject to materiality qualifications, the accuracy of representations and warranties made by Grupo Televisa, (x) the absence of any court order or law preventing or declaring unlawful the consummation of the 2021 Transaction and (xi) the performance and compliance by us and UHI in all material respects of or with their respective obligations under the 2021 Transaction Agreement. The 2021 Transaction is expected to be completed in 2021, but there can be no assurance that it will be completed within such timeframe or at all.

Following the completion of the 2021 Transaction, our equity stake in UHI is expected to increase from approximately 36% to approximately 45%, and we will enter into new governance arrangements with the other shareholders of UHI, pursuant to which, among other things, we will be entitled to designate five of the 13 members of the Board of Directors of UHI, have at least proportionate membership on board committees and be afforded consent rights over certain matters. In addition, immediately following the closing of the 2021 Transaction, Messrs. Emilio Fernando Azcárraga Jean, Bernardo Gómez Martínez and Alfonso de Angoitia will participate in the management team of the Mexican content business of the combined Televisa-Univision for a transitional period.

The foregoing summary of the 2021 Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2021 Transaction Agreement, a copy of which has been filed as Exhibit 4.18 to this Form 20-F.

For additional information regarding our relationship with Univision, see Notes 9, 10, 14 and 20 to our consolidated year-end financial statements.

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

Our cable operators also face tough competition from other cable companies and from other pay-TV operators such as Dish Mexico, Total Play, Megacable, Sky and other cable operator companies. Recently, competition in this market has increased due to the growth of IPTV or OTT providers such as Netflix, Disney+, Claro Video and Prime Video (Amazon).

Our cable operators compete as well with other media with respect to advertising sales, including DTH, social media, outdoor advertising and publishing among others. The information technologies are changing and we expect will continue to change the consumption of advertising in the communications media.

Sky

Innova currently competes with, or expects to compete with, among others, cable television operators, MMDS systems, national broadcast networks (including our three free-to-air networks and Channel 4), regional and local broadcast stations, OTT content providers, internet video websites and other DTH concessions such as Dish Mexico, which as of the second quarter of 2020 had approximately 1.5 million subscribers, according to IFT. Currently, Dish Mexico offers not only low-priced packages, but also high-end products such as High Definition Packages. Innova also faces competition from: (a) unauthorized C-band and Ku-band television signals provided by third parties without authorization of the Mexican government; and (b) illegal streaming services that facilitate access to television channels and content through set up boxes and applications. Other competitors include radio, movie theaters, video rental stores, IPTV, video games and other entertainment sources. We also face significant competition from new entrants in pay-TV services as well as from the new public television networks. The consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay-TV market in Mexico matures, and as the offering of bundled services that include pay-TV, broadband and telephony increases, Innova expects to face competition from an increasing number of sources. Emerging technologies that provide new services to pay-TV customers as well as new competitors in the DTH field or cable, telecommunication and internet players entering into video services would require us to make significant capital expenditures in new technologies and additional transponder capacity.

In October 2008, Dish Mexico, a subsidiary of a U.S. based DTH company operating with certain arrangements with Telmex, started operations in Mexico through a DTH concession. Dish Mexico currently operates nationwide.

Content

Our television stations compete for advertising revenues and for the services of recognized talent and qualified personnel with other television stations (including the stations owned by TV Azteca and Imagen Television) in their markets, as well as with other advertising media, such as pay television networks, radio, newspapers, magazines, outdoor advertising, cable television and a multi-channel, multi-point distribution system, or MMDS, OTT content providers, internet websites and DTH satellite services. Our content also competes with other forms of entertainment and leisure time activities. We generally compete with 308 channels throughout Mexico, including the channels of our major competitor, TV Azteca, which owns and operates Channels 7 and 1 (formerly 13) in Mexico City, which we believe are affiliated with 177 stations outside of Mexico City. In addition, TV Azteca holds one concession title for Channel 40 or ADN 40.

In addition to the foregoing channels, there are additional operating channels in Mexico with which we also compete, including Channel 11, which has 15 repeater stations, and Channel 22, which has 25 repeater stations in Mexico, which are operated by the Mexican government, as well as Imagen Television that operates as a concession holder to broadcast on a national digital network. Our television stations are the leading television stations in their respective markets. See “— Our Operations — Programming — Television Networks”.

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

Gaming Business

Our principal competitors in the gaming industry are, with respect to casinos, Codere, Grupo Caliente, Grupo Cirsa, Grupo Logrand, and Palacio de los Números. We also face competition from several illegal casino and bingo parlors throughout Mexico.

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

TVI operates under one integrated sole concession, which covers primarily six Mexican states. Through this concession, TVI provides cable television services, bidirectional data transmission and internet and telephony services. The integrated sole concession granted by IFT allows TVI to install and operate a public telecommunications network to provide any telecommunication and broadcasting services all around Mexico. TVI’s concession will expire in 2045.

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

Telecable operates under 32 concessions, which cover 10 Mexican states. Through these concessions, Telecable provides cable television services, bidirectional data transmission and internet and telephony services, as well as mobile telephony as a mobile virtual network operator (MVNO) in 29 Mexican States. Each concession granted by the SCT or IFT allows Telecable to install and operate a public telecommunications network. The expiration dates for Telecable’s concessions range from 2022 to 2040. Telecable holds a concession title that allows it to provide any telecommunications service all around Mexico, which was extended by the IFT on December 16, 2020 for an additional 30 years, until December 26, 2056. The delivery of the concession title is pending.

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

Supervision of Operations. IFT regularly inspects the operations of cable systems and cable television operators must file periodic reports with IFT, and, as of 2020, publish, on their web pages, the average download speed of their internet services.

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

In November 2000, we received an additional 20-year concession to operate our DTH satellite service in Mexico using the IS-9 satellite system, a foreign-owned satellite system. Our use of the IS-16, IS-21 and SM-1 satellites has been authorized by the competent Mexican authorities. As of November 2020, due to modifications in the telecommunications legislation, such concession transitioned into a new 10-year authorization and, at the same time, we were granted a unique concession, thereby complementing our concession to continue providing the DTH service.

Like a public telecommunications network concession, a unique concession, as well as any other authorization, may be revoked or terminated by IFT prior to the end of its term in certain circumstances, which for a DTH concession include:

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

As a result of the Telecom Reform, certain provisions of the LFTR and Guidelines related to the distribution of more than one channel of programming on the same transmission channel, or multiplexing, were passed. Such provisions optimize the use of the spectrum; for example, where the 6MHz spectrum was used entirely to broadcast only one channel of programming analog standard, now based on new technologies, more than one channel of programming digital standard on the same transmission channel can be broadcast. The Company, as a Preponderant Economic Agent has a restrictive obligation related to multiplexing. The IFT shall not authorize the Preponderant Economic Agent to broadcast channels in excess of 50% of the total channels authorized to other broadcasters in the same geographic coverage. The IFT has granted multiplexing authorizations to the Company: 35 authorizations for multiplexing the Channel 5 Network, 24 authorizations for multiplexing the Channel Nu9ve Network, two authorizations for multiplexing the Channel 2 Network, 23 authorizations for multiplexing Channel Foro TV Network and three authorizations for multiplexing the Channel CV Shopping and 65 authorizations for temporary transmissions of the Government Educational Channel “Aprendiendo en Casa 2”, supporting the government measures for the COVID-19 pandemic. Further filings for new authorizations are still under evaluation.

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

On February 14, 2020, the Mexican Ministry of Interior published in the Official Gazette of the Federation an additional amendment to the Programming Guidelines, for which the only relevant change therein was to extend the display time for the Parental Advisory from 15 to 30 seconds.

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

Restrictions on Advertising. Mexican law regulates the type and content of advertising broadcast on television. In order to prevent the transmission of misleading advertising, without affecting freedom of expression and dissemination, the broadcasting of advertisements presented as journalistic news or information is prohibited. Under current law, advertisements of alcoholic beverages (other than beer and wine) may be broadcast only after 9:00 p.m. and advertisements for tobacco products are prohibited. Advertising for alcoholic beverages must not be excessive and must be combined with general promotions of nutrition and general hygiene. Health Law Guidelines were published in the Official Gazette of the Federation on April 15, 2014 and became effective on July 7, 2014, for the advertisement of the following products: snacks, flavored drinks, candies, chocolates, or foods similar to chocolates and became effective for the remaining products on January 1, 2015. See “Key Information — Risk Factors — Risk Factors Related to Mexico — The Amendments to the Regulations of the General Health Law on Advertising Could Materially Affect Our Business, Results of Operations and Financial Condition”. Moreover, the Mexican government must approve any advertisement of lotteries and other sweepstakes games.

TV advertisement will not take up more than 18% of the broadcast time on any day in TV. However, this percentage can be increased by an additional 2% when at least 20% of the content programmed is national production. Another 5% of advertisement time can be added when at least 20% of the content programmed is independent national production. There are no restrictions on maximum rates. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”, “— The Amendments to the Regulations of the General Health Law on Advertising Could Materially Affect Our Business, Results of Operations and Financial Situation” and “— The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

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

Government Broadcast Time. Television stations have to provide to the Mexican government up to 18 minutes per day of the television broadcast time between 6:00 a.m. and midnight, in each case distributed in an equitable and proportionate manner. Any time not used by the Mexican government on any day is forfeited. Generally, the Mexican government uses all or substantially all of the broadcast time available to it under this tax.

In April 2020, the President of Mexico issued a decree amending the rules on government broadcast time starting on May 2020. For the periods where no electoral pre-campaigns and campaigns are in place, television stations will have to provide to the Mexican government up to 11 minutes per day of television broadcast time between 6:00 am and midnight, in each case distributed in a proportionate manner. Another significant difference is that under the terms of the prior rules the unused minutes by the government were forfeited and could be used by the broadcasters, while in the new decree, the Secretaría de Gobernación, or Mexican Ministry of Interior, may reassign the unused minutes for the use by the Mexican government for an indefinite term.

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

As part of our expansion of our cable business, on December 17, 2018, we acquired FTTH under the provisions set forth in transitory Article 9 of LFTR. On May 8, 2019, the IFT launched an investigation to analyze if, as a result of the transaction, the Company acquired substantial power in the market of telecommunications networks providing voice, data or video services. On September 4, 2019, the IFT Investigative Authority issued a preliminary opinion, whereby it assessed that there were elements to determine that the Company had substantial power in 35 relevant markets of the telecommunications networks that provide restricted television and audio services. Those relevant markets comprise 35 municipalities in the following States: Aguascalientes, Chihuahua, Ciudad de México, Estado de México, Jalisco, Nuevo León and San Luis Potosí. As a response to the preliminary opinion, the Company presented its position and provided evidence to prove that the Company does not hold substantial power in the relevant markets established in the preliminary opinion. On November 26, 2020, the IFT notified the Company of the final resolution confirming the existence of substantial power in the 35 relevant markets of restricted television and audio services. Consequently, on December 17, 2020, the Company filed three amparos challenging the constitutionality of the resolution, which are now under review by the competent court. However, we are unable to predict the outcome of these procedures. Some of the consequences derived from the determination of substantial market power, are applicable as a matter of law and others may be imposed by IFT in a new procedure in accordance with the LFTR; these may consist of: (i) the obligation to obtain IFT’s approval and to register the rates for our services; (ii) to inform the IFT in case of the adoption of new technology or modifications to the network; (iii) the agent with substantial power may not be entitled to the benefits of some rules of the “must carry” and “must offer” provisions; and (iv) the implementation of accounting separation.

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

Mexican Electoral Amendment

In 2007, the Mexican Federal Congress published an amendment to the Mexican Constitution (referred to in this annual report as the 2007 Constitutional Amendment), pursuant to which, among other things, the Instituto Federal Electoral, or the Federal Electoral Institute, or IFE, has the exclusive right to manage and use the Official Television Broadcast Time (referred to in this annual report as Official Broadcast Time). In February 2014, the Mexican Federal Congress approved a Constitutional amendment creating the Instituto Nacional Electoral, or the National Electoral Institute, or INE, which replaced the IFE. The INE has the same functions and capabilities as the former IFE and regulates the services of television in the same manner, except that the INE has a relevant participation in the electoral campaigns in federal, state and local procedures by distributing the Official Broadcast Time among the political parties. For a description of the Official Broadcast Time, see “Information on the Company — Business Overview — Our Operations — Programming — Advertising Sales Plan”. The INE has the exclusive right to use the Official Broadcast Time for its own purposes and for the use of political parties in Mexico (as provided in the Mexican Constitution) for self-promotion and, when applicable, to promote their electoral campaigns during election day, pre-campaign and campaign periods.

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

The LFTR establishes the maximum amount of time that a concession holder providing broadcasting services with commercial purposes can use for commercial advertising. The maximum amount of advertising time is set at 18% of the total broadcasting time for each television channel (such percentage may be increased as described in “— Television — Mexican Television Regulations — Restrictions on Advertising”).

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

Significant Subsidiaries

The table below sets forth our significant subsidiaries as of December 31, 2020.

Name of Significant Subsidiary	Jurisdiction of Organization or Incorporation	Percentage Ownership(1)
Corporativo Vasco de Quiroga, S.A. de C.V. (CVQ) (3)	Mexico	100.0%
Cablemás subsidiaries (2) (4)	Mexico	100.0%
Telecable subsidiaries (2) (7)	Mexico	100.0%
Empresas Cablevisión, S.A.B. de C.V. (2) (5)	Mexico	51.2%
Milar, S.A. de C.V.(2)	Mexico	51.2%
Cablevisión, S.A. de C.V.	Mexico	51.2%
Arretis S.A.P.I. de C.V.(2) (5)	Mexico	100.0%
TV Cable de Oriente, S.A. de C.V.(2)	Mexico	100.0%
FTTH de México, S.A. de C.V. (5)	Mexico	100.0%
Sky DTH, S.A. de C.V. (2) (9)	Mexico	100.0%
Innova Holdings, S. de R.L. de C.V. (2)(9)	Mexico	58.7%
Innova, S. de R.L. de C.V. (Innova)(10)	Mexico	58.7%
Televisión Internacional, S.A. de C.V. (TVI) (2) (5)	Mexico	100.0%
Editorial Televisa, S.A. de C.V.(2) (6) (8)	Mexico	100.0%
Grupo Distribuidoras Intermex, S.A. de C.V.(2) (6) (11)	Mexico	100.0%
Grupo Telesistema , S.A. de C.V. (12)	Mexico	100.0%
Grupo Bissagio, S.A. de C.V.(2)	Mexico	100.0%
Multimedia Telecom, S.A. de C.V.(13)	Mexico	100.0%
Villacezán, S.A. de C.V.(2)(6)	Mexico	100.0%
Televisa, S.A. de C.V.(14)	Mexico	100.0%
Televisión Independiente de México, S.A. de C.V.(2)	Mexico	100.0%
Controladora de Juegos y Sorteos de México, S.A. de C.V.(2) (6) (15)	Mexico	100.0%
Ulvik, S.A. de C.V.(2) (16)	Mexico	100.0%

(1)	Percentage of equity owned by us directly or indirectly through subsidiaries.

(2)	While each of these subsidiaries is not a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, we have included these subsidiaries in the table above to provide a more complete description of our operations.

(3)	Direct subsidiary through which we conduct the operations of our Cable segment and parent company of Innova.

(4)	The Cablemás subsidiaries are directly or indirectly owned by CVQ.

(5)	One of four indirect subsidiaries through which, together with the Cablemás and Telecable subsidiaries, we conduct the operations of our Cable segment.

(6)	One of four subsidiaries through which we conduct the operations of our Other Businesses segment.

(7)	The Telecable subsidiaries are directly owned by CVQ.

(8)	Direct subsidiary through which we conduct the operations of our Publishing business.

(9)	One of two subsidiaries through which we own our equity interest in Innova.

(10)	Indirect subsidiary through which we conduct the operations of our Sky segment. We currently own a 58.7% interest in Innova.

(11)	Direct subsidiary through which we conduct the operations of our Publishing Distribution business.

(12)	Direct subsidiary through which we conduct the operations of our Content segment and certain operations of our Other Businesses segment.

(13)	Indirect subsidiary through which we maintained investments in shares of UHI and warrants issued by UHI that were exercisable for ordinary shares of UHI. We exercised all of our warrants for common shares of UHI on December 29, 2020, increasing our stake in UHI from 10% to 35.9% on a fully-diluted basis.

(14)	Indirect subsidiary through which we conduct certain operations of our Content segment.

(15)	Direct subsidiary through which we conduct the operations of our Gaming business.

(16)	Direct subsidiary through which we conduct certain operations of our Content segment and certain operations of our Other Businesses segments.

Property, Plant and Equipment

Broadcasting, Office and Production Facilities. Our properties consist primarily of broadcasting, production facilities, television and repeater stations, technical operations facilities, workshops, studios and office facilities, most of which are located in Mexico. We own most of our properties or lease offices and facilities through indirect wholly owned and majority owned subsidiaries. There are no major encumbrances on any of our properties and we currently do not have any significant plans to construct any new properties or expand or improve our existing properties. Our principal offices, which we own, are located in Santa Fe in Mexico City. Each of our television stations has individual transmission facilities located in Mexico, substantially all of which we own. Our television production operations are concentrated in four locations in Mexico City, 14 studios in San Angel, 12 studios located in Chapultepec, three studios in Santa Fe and one studio in Rojo Gomez. We own substantially all of these studios. The local television stations wholly or majority owned by us have in the aggregate 45 production studios. We own other properties used in connection with our operations, including a training center, technical operations facilities, studios, workshops, television and repeater stations, and office facilities. We beneficially own Azteca Stadium, which seats approximately 84,500 people, through a trust arrangement that was renewed in 1993 for a term of 30 years and that may be extended for additional periods. In the aggregate, these properties, excluding Azteca Stadium, currently represent approximately 6.1 million square feet of space, of which over 4.5 million square feet are located in Mexico City and the surrounding areas, and approximately 1.7 million square feet are located outside of Mexico City and the surrounding areas.

Our cable television, publishing and Mexican DTH satellite service businesses are located in Mexico City.

We also own or lease over a total of 98,305 square feet in properties in the United States, Latin America, Spain and Switzerland in connection with our operations there. We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries. The following table summarizes our real estate and lease agreements in the United States, Latin America, Spain and Switzerland.

Operations	Number of Properties	Location
Television and news activities
Leased properties	2	Madrid, Spain(1)
		Zug, Switzerland(1)
Publishing activities
Owned properties	3	Miami, Florida(1)
		Caracas, Venezuela (1)
		Bogotá, Colombia(1)
DTH
Leased properties	7	San José, Costa Rica(1)
		Guatemala(1)
		Nicaragua(1)
		Panamá(1)
		San Salvador(1)
		Honduras(1)
		Dominican Republic(1)
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

Since 1996, we have been working with PanAmSat (now Intelsat) as our satellites services provider, which provided to the Company five Ku band transponders on Satellite PAS-3R, three of which were intended to be for DTH to Spain. We were required to pay an annual fee for each transponder of U.S. $3.1 million. Due to an exchange with three of five 54 MHz ku Band transponders, until April 2, 2016, we had capacity on two 36 MHz C band transponders on Galaxy 16.

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

In February 2012, we renewed the contract with Satélites Mexicanos, S.A. de C.V., or Satmex, on Satmex 5 until January 31, 2015. In March 2014, Satélites Mexicanos, S.A. de C.V. was renamed Eutelsat Americas, as a part of Eutelsat Group. In February 2015, we renewed our contracts with Eutelsat Americas until January 2018, and also contracted for a new transponder on Eutelsat 117 West A from April 2015 until March 2018. In February and April 2018, we renewed our contracts with Eutelsat America until December 2022. In January 2019, we contracted for a new transponder on Eutelsat 117 West A from January 2019 until December 2021. In August 2020, we renegotiated and renewed the contracts for the three transponders with Eutelsat Americas until December 2024.

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

On November 15, 2016, we contracted a half transponder on SES NSS-806 until January 31, 2018. On September 5, 2018, SES NSS-806 was replaced with SES-14 and the contract was renewed with SES until January 31, 2019. On February 1, 2019, the contract with SES was renewed until January 31, 2020. In this renewal, the bandwidth was decreased from 18 MHz to 6 MHz. On February 1, 2020, the contract was renewed with SES until January 31, 2021. On February 1, 2021, the contract was renewed with SES until January 31, 2022. The bandwidth remained at 6 Mhz.

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

COVID-19 Impact

The COVID-19 pandemic has affected our business, financial position and results of operations for the quarter ended March 31, 2021, and it is currently difficult to predict the degree of the impact in the future.

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

Although vaccination efforts have started countrywide since January 2021, the Mexican Government is still implementing the plan to reactivate economic activities in accordance with color-based phases determined on a weekly basis in every state of the country. Most non-essential economic activities are open with some limitations, mainly on capacity and hours of operation. However, a significant part of the population is still implementing social distancing and shelter-in-place policies. As a result, during the quarter ended March 31, 2021, this has affected, and is still affecting, the ability of our employees, suppliers and customers to conduct their functions and businesses in their typical manner.

As of the date of this report, given that they are considered essential economic activities, we have continued operating our media and telecommunications businesses uninterrupted to continue benefiting the country with connectivity, entertainment and information, and during the quarter ended March 31, 2021, we continued with the production of new content following the requirements and health guidelines imposed by the Mexican Government. During the quarter ended March 31, 2021, our Content business continued to recover as a result of the easing of lockdown restrictions in some jurisdictions in which our customers are located. Notwithstanding the foregoing, we are partially dependent on the demand for advertising from consumer-focused companies, and the COVID-19 pandemic has caused, and could further cause, advertisers to reduce or postpone their advertisement spending on our platforms.

In our Other Businesses segment, sporting and other entertainment events for which we have broadcast rights, or which we organize, promote and/or are located in venues we own, are operating with some limitations and taking the corresponding sanitary measures, and to date most of our casinos have resumed operations with reduced capacity and hours of operation. When local authorities approve the re-opening of the venues that are still not operating, rules may be enacted including restrictions on capacity and operating hours which may affect the results of our Other Businesses segment in the following months.

Notwithstanding the foregoing, the authorities may impose further restrictions on essential and non-essential activities, including but not limited to temporary shutdowns or additional guidelines which could be expensive or burdensome to implement, which may affect our operations.

The magnitude of the impact on our business will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID- 19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, we are not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting our business, financial position and results of operations over the near, medium or long-term.

2021 Transaction

On April 13, 2021, we and Univision Holdings, Inc., or UHI, announced a definitive transaction agreement in which our content and media assets will be combined with UHI to create the largest Spanish-language media company in the world.

We will continue to participate in UHI’s growth potential by remaining the largest shareholder in UHI, with an equity stake of approximately 45% following the transaction. We will also retain ownership of our Cable, Sky and Other Businesses segments, as well as the main real estate associated with the production facilities, the broadcasting concessions and transmission infrastructure in Mexico.

We will contribute the assets specified in the 2021 Transaction Agreement, including, subject to certain exceptions, our Content business included in our Content business segment to UHI for U.S.$4.5 billion in a combination of cash (U.S.$3 billion) and U.S.$1.5 billion of common and preferred shares of UHI.

In connection with the transaction, UHI will receive all assets, IP and library related to the News division of our Content business, but will outsource production of news content for Mexico to a company owned by the Azcárraga family.

The Boards of Directors of the Company and UHI have approved the combination. The transaction is expected to close in 2021, subject to customary closing conditions, including receipt of regulatory approvals in the United States, Mexico and Colombia, among others, and approval of the Company’s shareholders.

As a result of the transaction, we expect that our cash and cash equivalents will increase by U.S.$3,000 million, and our investment in common and preferred shares of UHI will increase by U.S.$1,500 million when the transaction is completed. We expect to recognize a net gain on disposition of discontinued operations in our consolidated statement of income in connection with the disposition of our Content business segment and the related assets specified in the 2021 Transaction Agreement. Additionally, after the transaction is completed, we expect increases in our consolidated share of income in associates derived from a larger ownership in UHI and in consolidated finance income derived from the returns from our investments in preferred shares issued by UHI to us in the transaction. These expected effects will be partially offset in our consolidated statement of income by a reduction in our consolidated operating income resulting primarily from the disposal of our Content business segment. We will continue to consolidate the results of our Content business segment until we cease to have control of this business segment, in accordance with the terms of the 2021 Transaction Agreement.

Preparation of Financial Statements

As required by regulations issued by Comisión Nacional Bancaria y de Valores, or the Mexican Banking and Securities Commission, for listed companies in Mexico, our financial information is presented in accordance with the IFRS as issued by the IASB for financial reporting purposes.

	Year Ended December 31,
	2020		2019		2018
	(Millions of Pesos)(1)
Net sales	Ps.	97,361.6	Ps.	101,757.2	Ps.	101,282.3
Cost of sales		56,989.6		59,067.4		57,839.3
Selling expenses		10,366.6		11,099.0		11,023.4
Administrative expenses		12,713.7		13,269.2		13,729.3
Other income (expense), net		233.7		(1,316.6)		1,562.3
Operating income		17,525.4		17,005.0		20,252.6
Finance expense, net		6,255.0		8,810.8		8,779.7
Share of (loss) income of joint ventures and associates, net		(5,739.7)		581.1		532.9
Income taxes		5,227.9		2,668.5		4,390.5
Net income		302.8		6,106.8		7,615.3
Net income attributable to non-controlling interests		1,553.1		1,480.7		1,605.9
Net (loss) income attributable to stockholders of the Company	Ps.	(1,250.3)	Ps.	4,626.1	Ps.	6,009.4

(1)	Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2020, 2019 and 2018 included in this annual report due to differences in rounding.

Results of Operations

For segment reporting purposes, our consolidated cost of sales, selling expenses and administrative expenses for the years ended December 31, 2020, 2019 and 2018 exclude corporate expenses and depreciation and amortization, which are presented as separate line items. The following table sets forth the reconciliation between our operating segment income and the consolidated operating income according to IFRS:

	Year Ended December 31,
	2020		2019		2018
	(Millions of Pesos)(1)
Net sales(2)	Ps.	97,138.3	Ps.	100,915.8	Ps.	100,362.3
Cost of sales(2)(3)		40,423.1		43,141.9		43,732.2
Selling expenses(2)(3)		8,854.6		9,279.5		9,191.4
Administrative expenses(2)(3)		7,421.2		7,534.5		7,103.3
Intersegment operations(4)		71.5		72.2		—
Operating segment income		40,510.9		41,032.1		40,335.4
Corporate expenses		1,882.9		1,888.4		2,154.7
Depreciation and amortization		21,260.8		21,008.8		19,834.2
Other income (expense), net		233.7		(1,316.6)		1,562.3
Intersegment operations(4)		(71.5)		(72.2)		—
Disposed operations(2)		(4.0)		258.9		343.8
Operating income	Ps.	17,525.4	Ps.	17,005.0	Ps.	20,252.6

(1)	Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2020, 2019 and 2018 included in this annual report due to differences in rounding.

(2)	The sale of the Company’s Radio Business was concluded on July 2, 2020. Accordingly, the net sales, cost of sales, operating expenses and the operating segment income associated with the Radio Business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the years ended December 31, 2020, 2019 and 2018.

(3)	Excluding corporate expenses and depreciation and amortization.

(4)	As a result of the adoption of IFRS 16 Leases (“IFRS 16”), intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level as in prior years.

The following table sets forth our segment net sales data for the indicated periods as a percentage of total segment net sales:

	Year Ended December 31,(1)
	2020	2019	2018
Segment Net Sales
Cable	43.5%	39.2%	34.5%
Sky	21.2	20.1	20.9
Content	31.2	33.0	37.3
Other Businesses	4.1	7.7	7.3
Total segment net sales	100.0%	100.0%	100.0%
Intersegment operations	(6.9)	(5.1)	(4.6)
Disposed operations	0.2	0.8	0.9
Total consolidated net sales	93.3%	95.7%	96.3%

The following table sets forth our consolidated operating income as a percentage of our total consolidated net sales:

	Year Ended December 31,(1)
	2020	2019	2018
Net Sales
Cost of sales(2)	41.7%	42.8%	43.6%
Selling expenses(2)	9.1	9.2	9.2
Administrative and corporate expenses(2)	9.6	9.3	9.1
Depreciation and amortization	21.8	20.7	19.6
Other (income) expense, net	(0.2)	1.3	(1.5)
Consolidated operating income	18.0	16.7	20.0
Total consolidated net sales	100.0%	100.0%	100.0%

(1)	Certain segment data set forth in these tables may vary from the corresponding data set forth in our consolidated year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report include sales from intersegment operations in all periods presented. See Note 26 to our consolidated year-end financial statements.

(2)	Excluding depreciation and amortization.

Summary of Business Segment Results

The following tables set forth the net sales and operating segment income of each of our reportable business segments and intersegment operations, corporate expenses, depreciation and amortization, other income (expense), net and disposed operations for the years ended December 31, 2020, 2019 and 2018. Reportable segments are those that are based on our method of internal reporting to senior management for making operating decisions and evaluating performance of operating segments, and certain qualitative, grouping and quantitative criteria. As of December 31, 2020, we classified our operations into four business segments: Cable, Sky, Content and Other Businesses.

	Year Ended December 31,
	2020	2019	2018
	(Millions of Pesos)(1)
Segment Net Sales
Cable	Ps. 45,367.1	Ps. 41,702.0	Ps. 36,233.0
Sky	22,134.7	21,347.1	22,002.2
Subtotal Content	32,613.0	35,060.5	36,490.1
World Cup Rights	—	—	2,733.6
Total Content	32,613.0	35,060.5	39,223.7
Other Businesses(2)	4,276.0	8,200.3	7,715.5
Total Segment Net Sales	104,390.8	106,309.9	105,174.4
Intersegment Operations(1)	(7,252.5)	(5,394.1)	(4,812.1)
Disposed Operations(2)	223.3	841.4	920.0
Total Consolidated Net Sales	Ps. 97,361.6	Ps. 101,757.2	Ps. 101,282.3

Operating Segment Income
Cable	Ps. 18,898.3	Ps. 17,797.6	Ps. 15,302.5
Sky	9,135.3	9,121.2	9,767.3
Subtotal Content	12,360.8	12,649.1	13,444.6
World Cup Rights	—	—	1,410.5
Total Content	12,360.8	12,649.1	14,855.1
Other Businesses(2)	116.5	1,464.2	410.5
Total Operating Segment Income(3)	40,510.9	41,032.1	40,335.4
Corporate Expenses(3)	(1,882.9)	(1,888.4)	(2,154.7)
Depreciation and Amortization(3)	(21,260.8)	(21,008.8)	(19,834.2)
Other Income (Expense), net	233.7	(1,316.6)	1,562.3
Intersegment Operations(4)	(71.5)	(72.2)	—
Disposed Operations(2)	(4.0)	258.9	343.8
Consolidated Operating Income(5)	Ps. 17,525.4	Ps. 17,005.0	Ps. 20,252.6

(1)	Certain segment data set forth in these tables may vary from the corresponding data set forth in our consolidated year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report include sales from intersegment operations in all years presented. See Note 26 to our consolidated year-end financial statements.

(2)	The sale of the Company’s Radio business was concluded on July 2, 2020. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the years ended December 31, 2020, 2019 and 2018.

(3)	The total operating segment income data set forth in this annual report do not include corporate expenses nor depreciation and amortization in any year presented, but are presented herein to facilitate the discussion of segment results.

(4)	As a result of the adoption of IFRS 16, intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level as in prior years.

(5)	Consolidated operating income reflects corporate expenses, depreciation and amortization, other income (expense), net, intersegment operations and disposed operations in the years presented. See Note 26 to our consolidated year-end financial statements.

Seasonality

Our results of operations are seasonal. We typically recognize a disproportionately large percentage of our overall consolidated net sales (principally advertising) in the fourth quarter in connection with the holiday shopping season. For example, in 2020, 2019 and 2018, we recognized 28.5%, 27.8% and 26.4%, respectively, of our consolidated net sales in the fourth quarter of the year. Our costs, in contrast to our revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

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

Results of Operations for the Year Ended December 31, 2020

Compared to the Year Ended December 31, 2019

Total Segment Results

Net Sales

Net sales decreased by Ps.4,395.6 million, or 4.3%, to Ps.97,361.6 million for the year ended December 31, 2020 from Ps.101,757.2 million for the year ended December 31, 2019. This decrease was due to revenue decline in the Other Businesses and Content segments.

Cost of Sales

Cost of sales decreased by Ps.2,968.3 million, or 6.8%, to Ps.40,595.3 million for the year ended December 31, 2020 from Ps.43,563.6 million for the year ended December 31, 2019. This decrease was due to lower costs in our Content and Other Businesses segments.

Selling Expenses

Selling expenses decreased by Ps.510.8 million, or 5.4%, to Ps.8,892.6 million for the year ended December 31, 2020 from Ps.9,403.4 million for the year ended December 31, 2019. This decrease was attributable to lower selling expenses in our Sky and Other Businesses segments.

Administrative and Corporate Expenses

Administrative and corporate expenses decreased by Ps.138.6 million, or 1.5%, to Ps.9,321.2 million for the year ended December 31, 2020 from Ps.9,459.8 million for the year ended December 31, 2019. The decrease reflects lower administrative expenses in our Content and Other Businesses segments.

Corporate expenses decreased by Ps.5.5 million, or 0.3%, to Ps.1,882.9 million in 2020, relatively flat when compared with Ps.1,888.4 million in 2019.

Share-based compensation expense in 2020 and 2019 amounted to Ps.984.4 million and Ps.1,129.6 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

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

Cable net sales, representing 43.5% and 39.2% of our segment net sales for the years ended December 31, 2020 and 2019, respectively, increased by Ps.3,665.1 million, or 8.8%, to Ps.45,367.1 million for the year ended December 31, 2020 from Ps.41,702.0 million for the year ended December 31, 2019.

Total revenue generating units or RGUs reached 14.1 million. Total net additions for the year were more than 1.4 million.

Cable operating segment income increased by Ps.1,100.7 million, or 6.2%, to Ps.18,898.3 million for the year ended December 31, 2020 from Ps.17,797.6 million for the year ended December 31, 2019, and the margin reached 41.7%.

These favorable variances were partially offset by higher programming and personnel costs and expenses.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2020 and 2019.

	2020	2019
Video	4,284,682	4,318,863
Broadband (data)	5,430,859	4,696,054
Voice	4,296,530	3,637,992
Mobile	75,515	-
RGUs	14,087,586	12,652,909

Sky

Sky net sales are primarily derived from program services, activation fees and equipment rental to subscribers, national advertising sales and broadband internet services, and as of 2019 it provides telephone services to its subscribers.

Sky net sales, representing 21.2% and 20.1% of our segment net sales for the years ended December 31, 2020 and 2019, respectively, increased by Ps.787.6 million, or 3.7%, to Ps.22,134.7 million for the year ended December 31, 2020 from Ps.21,347.1 million for the year ended December 31, 2019. Total net additions for the year were approximately 327.5 thousand RGUs. This growth was mainly driven by 279.8 thousand broadband net additions. Sky continued growing its video business after adding 47.9 thousand RGUs. In addition, Sky closed the year with 197,175 video RGUs in Central America and the Dominican Republic.

The following table sets forth the breakdown of RGUs per service type for Sky as of December 31, 2020 and 2019.

	2020	2019
Video	7,477,294	7,429,351
Broadband (data)	665,907	386,114
Voice	892	1,145
RGUs	8,144,093	7,816,610

Sky operating segment income increased by Ps.14.1 million, or 0.2%, to Ps.9,135.3 million for the year ended December 31, 2020 from Ps.9,121.2 million for the year ended December 31, 2019, and the margin was 41.3%. The increase in operating segment income was due to the increase in revenues and was partially offset by an increase in programming and broadband costs.

Content

We categorize our sources of revenue in our Content segment as follows:

•	Advertising,

•	Network Subscription, and

•	Licensing and Syndication.

Given the cost structure of our Content segment, operating segment income is reported as a single line item.

The Advertising revenue is derived primarily from the sale of advertising time on our television broadcast operations, which include the production of television programming and broadcasting of Channels 2, 4, 5 and 9 (“television networks”), as well as the sale of advertising time on programs provided to pay television companies in Mexico and in our internet business, and the production of television programming and broadcasting for local television stations in Mexico. The broadcasting of television networks is performed by television repeater stations in Mexico which are wholly-owned, majority-owned or minority-owned by the Group or otherwise affiliated with our networks.

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

The following table presents net sales and operating segment income in our Content segment, and the percentage of change when comparing 2020 with 2019:

	Year Ended December 31,
	2020		2019		Change
	(Millions of Pesos)				(%)
Net Sales
Advertising	Ps.	16,349.8	Ps.	19,459.4	(16.0)%
Network Subscription Revenue		5,466.2		4,993.2	9.5%
Licensing and Syndication		10,797.0		10,607.9	1.8%
Total Net Sales	Ps.	32,613.0	Ps.	35,060.5	(7.0)%
Operating Segment Income	Ps.	12,360.8	Ps.	12,649.1	(2.3)%

Content net sales, representing 31.2% and 33.0% of our total segment net sales for the years ended December 31, 2020 and 2019, respectively, decreased by Ps.2,447.5 million, or 7.0%, to Ps.32,613.0 million for the year ended December 31, 2020 from Ps.35,060.5 million for the year ended December 31, 2019.

Advertising revenue decreased by 16.0%. The decrease in sales is explained by a significant deterioration in the Mexican economy due to COVID-19.

Network Subscription Revenue increased by 9.5%. The increase is mainly related to the increase in the price we charge our affiliated distributors for our pay TV networks and to the favorable impact of the depreciation of the Mexican peso on our dollar-denominated revenues.

Licensing and Syndication revenue increased by 1.8%. The increase was due to the favorable impact of the depreciation of the Mexican peso on our dollar-denominated revenues; and was partially offset by lower royalties from Univision by 2.4%, reaching U.S.$379.6 million dollars.

Content operating segment income decreased by Ps.288.3 million, or 2.3%, to Ps.12,360.8 million for the year ended December 31, 2020 compared with Ps.12,649.1 million for the year ended December 31, 2019. The margin was 37.9%.

Advertising Rates and Sales

Our sales force is organized into separate teams, each of which focuses on groups of clients, in order to provide multi-platform offers that include free-to-air television, pay television, local stations and digital services. In 2018, we began billing our clients on a cost-per-rating-point basis rather than on a fixed pricing scheme. Most of our sales were made through “Modular 2.0” or “packages” that have a pre-determined allocation through national channels and dayparts through which we optimize the use of our inventory while committing to deliver certain amounts of gross rating points. The majority of our sales were made through these mechanisms. This strategy remained largely unchanged in 2019.

In 2020, we began billing our clients on a cost-per-thousand, or CPM, basis rather than a cost-per-rating-point basis, while keeping the Modular 2.0 Strategy. In addition to this change, we also aligned prices and reduced the number of target audiences that could be requested by clients. In order to have additional time to explain these changes to advertisers, we also changed the closing period for the upfront option to the first quarter of 2020, instead of the end of 2019, as in previous years. As a result, it took us a longer time to close the up front negotiations and the advertising revenues for the first quarter of 2020 were also negatively impacted.

We sell commercial time in two ways: upfront and on a scatter basis. Advertisers that elected the upfront option locked in prices on a cost-per-rating-point basis in 2019, and in 2020 on a cost-per-thousand, or CPM, basis for most of our commercial inventory for the upcoming year, regardless of future price changes. Advertisers that choose the upfront option make annual prepayments, in cash or short-term notes, and are charged lower rates than those charged on a scatter basis for their commercial time, given the highest priority in schedule placement, and given a first option in advertising during special programs. Scatter advertisers, or advertisers who choose not to make upfront payments but rather advertise from time to time, risk both higher prices and limited access to choose commercial time slots. See “Information on the Company — Business Overview — Our Operations — Programming — Advertising Sales Plan”.

We sold approximately 46%, 55% and 42% of total available national advertising time on our networks during prime time broadcasts in 2018, 2019 and 2020, respectively, and approximately 38%, 49% and 40% of total available national advertising time during all time periods in 2018, 2019 and 2020, respectively. Television broadcasting advertising time that is not sold to the public is primarily used to satisfy our legal obligation to the Mexican government to provide Official Television Broadcast Time and to promote, among other things, our products.

We moved the closing of the 2021 and 2020 up-front plans from the last quarter of 2020 and 2019 to the first months of 2021 and 2020, respectively. In light of this change, the results cannot be compared to those obtained in previous years. As of April 2021 and 2020, we had received Ps.14, 525 million and Ps.14,611 million, respectively, of advertising deposits and advances for advertising time in all of our Content platforms and in other segments, and we are still in negotiations with some clients. As of April 2021 and 2020, we had collected 30% and 26%, respectively, of these amounts. The rest is in the form of short-term, non-interest bearing notes. The weighted average maturity of these notes as of April 2021 and 2020 were 4.0 and 3.7 months, respectively.

Other Businesses

Other Businesses net sales are primarily derived from the promotion of sports and special events in Mexico, the distribution of feature films, gaming, publishing and publishing distribution.

Other Businesses net sales, representing 4.1% and 7.7% of our segment net sales for the years ended December 31, 2020 and 2019, respectively, decreased by Ps.3,924.3 million, or 47.9%, to Ps.4,276.0 million for the year ended December 31, 2020 from Ps.8,200.3 million for the year ended December 31, 2019. Other Businesses were affected by the closing of the economy and measures taken in response to COVID-19, which included the suspension or limitation of activities in some businesses of this segment (primarily gaming and sports and special events businesses).

Other Businesses operating segment income decreased by Ps.1,347.7 million, or 92.0%, to Ps.116.5 million for the year ended December 31, 2020 from Ps.1,464.2 million for the year ended December 31, 2019. This decrease was due to the decrease in net sales in all our businesses.

The sale of the Company’s Radio business was concluded on July 2, 2020. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the years ended December 31, 2020 and 2019.

Depreciation and Amortization

Depreciation and amortization expense increased by Ps.252.0 million, or 1.2%, to Ps.21,260.8 million for the year ended December 31, 2020 from Ps.21,008.8 million for the year ended December 31, 2019. This change primarily reflected an increase in depreciation and amortization expense in our Sky and Content segments.

Other Income or Expense, Net

Other income or expense, net, changed by Ps.1,550.3 million to other income, net of Ps.233.7 million for the year ended December 31, 2020, from other expense, net of Ps.1,316.6 million for the year ended December 31, 2019. This favorable change reflected primarily: (i) a pre-tax gain on disposition of our 50% equity stake in our former Radio business, the sale of which was concluded in July 2020; (ii) a non-recurring income related to the cancellation of a related-party provision in the fourth quarter of 2020; and (iii) a lower non-recurring severance expense in connection with the dismissal of personnel in our Content segment. These favorable variances were partially offset by: (i) a higher expense related to legal and financial advisory and professional services; and (ii) a loss on disposition of investment.

Non-operating Results

Finance Income or Expense, Net

Finance income or expense, net, significantly impacts our consolidated financial statements in periods of currency fluctuations. Under IFRS, finance income or expense, net, reflects:

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

Finance expense, net, decreased by Ps.2,555.8 million to Ps.6,255.0 million for the year ended December 31, 2020, from Ps. 8,810.8 million for the year ended December 31, 2019. This decrease reflected primarily: (i) a Ps.2,069.6 million increase in foreign exchange gain, net, resulting primarily from a higher U.S. dollar average net liability position beginning in March 31, 2020, in conjunction with a decrease in the carrying value of our hedged investments in shares and warrants of UHI, and a 16.4% appreciation of the Mexican peso against the U.S. dollar from that date through December 31, 2020, the effect of which was partially offset by a 5.6% depreciation of the Mexican peso against the U.S. dollar for the year ended December 31, 2020, in comparison with a 4.0% appreciation for the year ended December 31, 2019; and (ii) a Ps.962.5 million favorable change in other finance income or expense, net, resulting primarily from changes in fair value of our derivative contracts. These favorable variances were partially offset by: (i) a Ps.80.2 million increase in interest expense, primarily due to a higher average principal amount of long-term debt in 2020; and (ii) a Ps.396.1 million decrease in interest income, primarily explained by a lower average amount of cash equivalents as well as a reduction in interest rates.

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

Share of income or loss of associates and joint ventures, net, changed by Ps.6,320.8 million, to a share of loss of Ps.5,739.7 million in 2020, from a share of income of Ps.581.1 million in 2019. This unfavorable change reflected mainly: (i) a Ps.5,455.4 million impairment adjustment to the carrying value of our investment in shares of UHI during the first quarter of 2020; (ii) a lower share of income of UHI, and (iii) a share of loss of Ocesa Entretenimiento, S.A. de C.V. (“OCEN”), a live entertainment company with operations primarily in Mexico, in which we maintain a 40% interest.

Income Taxes

Income taxes increased by Ps.2,559.4 million, or 95.9%, to Ps.5,227.9 million in 2020, compared with Ps.2,668.5 million in 2019. This increase reflected an increased tax base (income before share of loss of associates and joint ventures) as well as a higher effective income tax rate. The effective income tax rate increased primarily in connection with the cancellation of deferred tax assets related to unused tax losses, income tax adjustments from prior years, and an inflationary tax gain resulting from a higher net monetary liability position of our significant companies for the year ended December 31, 2020.

The Mexican corporate income tax rate was 30% in each of the years 2020, 2019 and 2018, and will be 30% in 2021.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests reflects that portion of operating results attributable to interests held by third parties in businesses, which are not wholly-owned by us, including our Cable and Sky segments.

Net income attributable to non-controlling interests increased by Ps.72.4 million, or 4.9%, to Ps.1,553.1 million in 2020, compared with Ps.1,480.7 million in 2019. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Cable segment, which was partially offset by a lower portion of net income attributable to non-controlling interests in our Sky and Other Businesses segments.

Net Income or Loss Attributable to Stockholders of the Company

Net income or loss attributable to stockholders of the Company amounted to a loss of Ps.1,250.3 million for the year ended December 31, 2020, compared with a net income of Ps.4,626.1 million for the year ended December 31, 2019. The unfavorable net change of Ps.5,876.4 million, reflected:

•	a Ps.6,320.8 million decrease in share of income or loss of associates and joint ventures, net;
•	a Ps.2,559.4 million increase in income taxes;
•	a Ps.777.9 million decrease in income before depreciation and amortization;
•	a Ps.252.0 million increase in depreciation and amortization; and
•	a Ps.72.4 million increase in net income attributable in non-controlling interests.

These changes were partially offset by:

•	a Ps.2,555.8 million decrease in finance expense, net; and
•	a Ps.1,550.3 million increase in operating in other income.

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

Other Businesses

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

The assets and related liabilities of the Radio business are classified as held-for-sale in the Company’s consolidated statement of financial position as of December 31, 2019. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the years ended December 31, 2019 and 2018. Notwithstanding the foregoing, the transaction was consummated for legal and tax purposes.

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

Share of income of associates and joint ventures, net, increased by Ps.48.2 million, or 9.0%, to Ps.581.1 million in 2019, from Ps.532.9 million in 2018. This increase reflected mainly a higher share of income of Univision Holdings, Inc. or UHI, the controlling company of Univision Communications Inc., which was partially offset by the absence of the share of income from OCEN, for the last five months of 2019, as we classified our investment in OCEN as current assets held for sale, in connection with a related sale agreement.

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

For additional information regarding our relationship with UHI, see Notes 9, 10, 14 and 20 to our consolidated year-end financial statements.

Income Taxes

Income taxes decreased by Ps.1,722.0 million, or 39.2%, to Ps.2,668.5 million in 2019, compared with Ps.4,390.5 million in 2018. This decrease reflected mainly a lower income tax base, as well as a reduction in effective income tax rate.

The Mexican corporate income tax rate was 30% in each of the years 2019, 2018 and 2017, and was 30% in 2020.

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

Net Income Attributable to Stockholders of the Company

Net income attributable to stockholders of the Company reached the amount of Ps.4,626.1 million for the year ended December 31, 2019, compared with Ps.6,009.4 million for the year ended December 31, 2018. The net decrease of Ps.1,383.3 million reflected:

•	a Ps.2,878.9 million unfavorable changes in other income or expense, net; and

•	a Ps.1,174.6 million increase in depreciation and amortization.

These changes were partially offset by:

•	a Ps.1,722.0 million decrease in income taxes;

•	a Ps.805.9 million increase in operating income before depreciation and amortization and other income or expenses, net; and

•	a Ps.125.2 million decrease in net income attributable to non-controlling interests.

Effects of Depreciation and Inflation

The following table sets forth, for the periods indicated:

•	the percentage that the Peso depreciated or appreciated against the U.S. Dollar;

•	the Mexican inflation rate;

•	the U.S. inflation rate; and

•	the percentage change in Mexican GDP compared to the prior period.

	Year Ended December 31,
	2020	2019	2018
(Appreciation) depreciation of the Peso as compared to the U.S. Dollar(1)	6.0%	(4.0)%	(0.2)%
Mexican inflation rate(2)	3.2	2.8	4.8
U.S. inflation rate	1.3	2.3	1.9
Increase (decrease) in Mexican GDP(3)	(8.2)	(0.1)	2.0

(1)	Based on changes in the Interbank Rates, as reported by CitiBanamex, at the end of each period, which were as follows: Ps.19.6730 as of December 31, 2018, Ps.18.8838 as of December 31, 2019 and 19.9493 as of December 31, 2020.

(2)	Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 103.0 in 2018, 105.9 in 2019 and 109.3 in 2020.

(3)	As estimated by the Instituto Nacional de Estadística, Geografía e Informática, or INEGI.

The general condition of the Mexican economy, the depreciation of the Peso as compared to the U.S. Dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

•	Advertising and Other Revenues. Inflation in Mexico adversely affects consumers. As a result, our advertising customers may purchase less advertising, which would reduce our advertising revenues, and consumers may reduce expenditures for our other products and services, including pay-TV services.

•	Foreign Currency-Denominated Revenues and Operating Costs and Expenses. We have substantial operating costs and expenses denominated in foreign currencies, primarily in U.S. Dollars. These costs are principally due to our activities in the United States, the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our foreign currency-denominated revenues and operating costs and expenses stated in millions of U.S. Dollars for 2020, 2019 and 2018:

	Year Ended December 31,
	2020		2019		2018

				(Millions of U.S. Dollars)
Revenues	U.S.$	720	U.S.$	823	U.S.$	933
Operating costs and expenses		567		677		750

On a consolidated basis, in 2020, 2019 and 2018, our foreign-currency-denominated costs and expenses did not exceed our foreign-currency-denominated revenues but there can be no assurance that they will continue not to do so in the future. As a result, we will continue to remain exposed to future depreciation of the Peso, which would increase the Peso equivalent of our foreign-currency-denominated costs and expenses.

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

IFRS

Our consolidated financial information as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, was prepared in accordance with IFRS as issued by the IASB.

New and Amended IFRS Standards

Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after June 1, 2021. Our management does not expect the pronouncements effective for annual periods beginning on January 1, 2021 to have a material impact on our consolidated financial statements. Our management is in the process of assessing the potential impact those pronouncements effective for annual periods beginning on or after January 1, 2021 will have on our consolidated financial statements. Some amendments and improvements to certain IFRS standards became effective on January 1, 2020, and they did not have any significant impact on our consolidated financial statements.

New or Amended IFRS Standard	Title of the IFRS Standard	Effective for Annual Periods Beginning On or After
Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 17 (2)	Insurance Contracts	January 1, 2023
Amendments to IAS 1 (1)	Classification of Liabilities as Current or Non-current	January 1, 2023
Annual Improvements (1)	Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
Amendments to IAS 16 (1)	Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022
Amendments to IAS 37 (1)	Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3 (1)	Reference to the Conceptual Framework	January 1, 2022
Amendment to IFRS 16 (1)	COVID-19-Related Rent Concessions	June 1, 2020
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (2)	Interest Rate Benchmark Reform – Phase 2	January 1, 2021
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	January 1, 2023

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

IFRS 17 Insurance Contracts (“IFRS 17”) was issued in May 2017 and amended in June 2020. IFRS 17 supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. Amendments to IFRS 17 were issued in June 2020 aimed at helping companies implement the Standard and making it easier for them to explain their financial performance. The fundamental principles introduced when IFRS 17 was issued in May 2017 remained unaffected. IFRS 17 is effective on January 1, 2023, and earlier application is permitted.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current were issued in January 2020, and clarify one of the criteria in IAS 1 for classifying a liability as non-current that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. An entity shall apply these amendments for annual reporting periods beginning on or after January 1, 2023 retrospectively in accordance with IAS 8. Earlier application is permitted.

Annual Improvements to IFRS Standards 2018-2020, were issued in May 2020, and make minor amendments to certain IFRS Standards. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The following table shows the IFRS Standards amended and the subject of the amendments.

Standard	Subject of Amendment
IFRS 1 First-time Adoption of International Reporting Standards	Subsidiary as a First-time Adopter
IFRS 9 Financial Instruments	Fees in the “10 per cent” Test for Derecognition of Financial Liabilities
Illustrative Examples accompanying IFRS 16 Leases	Lease Incentives
IAS 41 Agriculture	Taxation in Fair Value Measurements

Amendments to IFRS 3 Reference to the Conceptual Framework, were issued in May 2020, and update a reference in IFRS 3 Business Combinations to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use, were issued in May 2020, and prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in income or loss.

Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract, were issued in May 2020, and specify which costs a company includes when assessing whether a contract will be loss-making, under the guidelines of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

Amendment to IFRS 16 Covid-19-Related Rent Concessions was issued in May 2020, and exempts lessees from having to consider individual lease contracts to determine whether rent concessions (i.e. temporary rent reductions) occurring as a direct consequence of the Covid-19 pandemic are lease modifications, and allows lessees to account for such rent concessions as if they were not lease modifications. It applies to Covid-19-related rent concessions that reduce lease payments due on or before June 30, 2021. IFRS 16 specifies how lessees should account for changes in lease payments, including concessions. However, applying those requirements to a potentially large volume of Covid-19-related rent concessions could be practically difficult, especially in the light of the many challenges stakeholders face during the pandemic. This optional exemption gives timely relief to lessees and enables them to continue providing information about their leases that is useful to investors. The amendment does not affect lessors. The amendment is effective for annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted, including in financial statements not authorized for issue.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2, were issued in August 2020 as a complement to those amendments issued in September 2019 (Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform, which were focused on the accounting effects of uncertainty in the period leading up to the reform). The “interest rate benchmark reform” refers to the market-wide reform of an interest rate benchmark (such as an interbank offered rate or IBOR), including the replacement of an interest rate benchmark with an alternative benchmark rate. Phase 2 amendments focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments in this final phase relate to: (i) changes to contractual cash flows – a company will not have to derecognize or adjust the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate; (ii) hedge accounting – a company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and (iii) disclosures – a company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

Amendments to IAS 8 Definition of Accounting Estimates, were issued in February 2021, the amendments introduced the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies.

Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies, were issued in February 2021, the Board amended paragraphs 117–122 of IAS 1 Presentation of Financial Statements to require entities to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the Board also amended IFRS Practice Statement 2 Making Materiality Judgements (Materiality Practice Statement) to explain and demonstrate the application of the ‘four-step materiality process’ to accounting policy disclosures.

Critical Accounting Estimates and Assumptions

We have identified certain key accounting policies upon which our consolidated financial condition and results of operations are dependent. The application of these key accounting policies often involves complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In the opinion of our management, our most critical accounting policies under IFRS are those related to the accounting for programming, goodwill and other indefinite-lived intangible assets, long-lived assets, deferred income taxes, financial assets measured at fair value and warrants issued by UHI. For a full description of these and other accounting policies, see Note 2 to our consolidated year-end financial statements.

(a)	Accounting for Programming

We produce a significant portion of programming for initial broadcast over its television networks in Mexico, our primary market. Following the initial broadcast of this programming, we then license some of this programming for broadcast in secondary markets, such as Mexico, the United States, Latin America, Asia, Europe and Africa. Under IFRS, in order to properly capitalize and subsequently amortize production costs related to this programming, we must estimate the expected future benefit period over which a given program will generate revenues (generally, over a five-year period). We then amortize the production costs related to a given program over the expected future benefit period. Under this policy, we generally expense approximately 70% of the production costs related to a given program in its initial broadcast run and defer and expense the remaining production costs over the remainder of the expected future benefit period (see Note 2 (g) to our consolidated year-end financial statements).

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

Assuming a hypothetical 10% decrease in expected future revenue from programming as of December 31, 2020, the balance of such programming would decrease in the amount of Ps.349,704, with a corresponding increase in programming amortization expense.

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

The recoverable amount of CGUs has been determined based on the higher of value in use and fair value less costs to disposal calculations. These calculations require the use of estimates, which include management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each CGU, long-term growth rates and discount rates based on weighted average cost of capital, among others.

During 2020 and 2019, we recorded impairment adjustments for other indefinite-lived intangible assets (trademarks) related to its Publishing business. See Note 2 (b) and (l) to our consolidated year-end financial statements for disclosure regarding concession intangible assets.

(c)	Long-lived Assets

We present certain long-lived assets other than goodwill and indefinite-lived intangible assets in our consolidated statement of financial position. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Recoverability is analyzed based on projected cash flows. Estimates of future cash flows involve considerable management judgment. These estimates are based on historical data, future revenue growth, anticipated market conditions, management plans, and assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions are not correct, we would have to recognize a write-off or write-down or accelerate the amortization schedule related to the carrying value of these assets (see Notes 2 (m), 13 and 22 to our consolidated year-end financial statements). We have not recorded any significant impairment charges during any of the years presented herein.

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

We have a significant amount of financial assets that are measured at fair value on a recurring basis. The degree of management’s judgment involved in determining the fair value of a financial asset varies depending upon the availability of quoted market prices. When observable quoted market prices exist, that is the fair value estimate we use. To the extent such quoted market prices do not exist, management uses other means to determine fair value (see Notes 4 and 15 to our consolidated year-end financial statements).

(f)	Warrants issued by UHI

Our management applied significant judgment to determine the classification of the warrants issued by UHI and held through December 29, 2020. These warrants did not comply with the definition of a derivative financial instrument because the initial investment that we paid to acquire the original instrument (Convertible Debentures) was significant and a derivative requires no initial investment or one that is smaller than would be required for a contract with similar response to changes in market factors; therefore, we classified the warrants issued by UHI as equity instrument with changes in fair value recognized in other comprehensive income or loss in consolidated equity. Significant judgment was applied by our management in assessing that the characteristics of the warrants issued by UHI were closer to an equity instrument in accordance with the IAS 32 Financial Instruments: Presentation and IFRS 9 (see Notes 3, 9, 10 and 15 to our consolidated year-end financial statements).

Financial assets and liabilities measured at fair value as of December 31, 2020, 2019 and 2018 (in thousands of Pesos):

	Balance as of December 31, 2020		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
At FVOCIL:
Open-Ended Fund	Ps.	1,135,803	Ps.	—	Ps.	1,135,803	Ps.	—
Other equity instruments		5,397,504		5,397,504		—		—
Total	Ps.	6,533,307	Ps.	5,397,504	Ps.	1,135,803	Ps.	—
Liabilities:
Derivative financial instruments	Ps.	3,476,223	Ps.	—	Ps.	3,476,223	Ps.	—
Total	Ps.	3,476,223	Ps.	—	Ps.	3,476,223	Ps.	—

	Balance as of December 31, 2019		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
At FVOCIL:
Open-Ended Fund	Ps.	4,688,202	Ps.	—	Ps.	4,688,202	Ps.	—
Other equity instruments		5,751,001		5,751,001		—		—
Warrants issued by UHI		33,775,451		—		—		33,775,451
Derivative financial instruments		4,592		—		4,592		—
Total	Ps.	44,219,246	Ps.	5,751,001	Ps.	4,692,794	Ps.	33,775,451
Liabilities:
Derivative financial instruments	Ps.	915,290	Ps.	—	Ps.	915,290	Ps.	—
Total	Ps.	915,290	Ps.	—	Ps.	915,290	Ps.	—

	Balance as of December 31, 2018		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Assets:
Temporary investments	Ps.	30,992	Ps.	30,992	Ps.	—	Ps.	—
At FVOCIL:
Open-Ended Fund		7,662,726		—		7,662,726		—
Other equity instruments		6,545,625		6,545,625		—		—
Other financial assets		72,612		72,612		—		—
Warrants issued by UHI		34,921,530		—		—		34,921,530
Derivative financial instruments		1,035,522		—		1,035,522		—
Total	Ps.	50,269,007	Ps.	6,649,229	Ps.	8,698,248	Ps.	34,921,530
Liabilities:
Derivative financial instruments	Ps.	148,061	Ps.	—	Ps.	148,061	Ps.	—
Total	Ps.	148,061	Ps.	—	Ps.	148,061	Ps.	—

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the years ended December 31, 2020, 2019 and 2018.

	2020		2019		2018
Balance at beginning of year	Ps.	33,775,451	Ps.	34,921,530	Ps.	36,395,183
Included in other comprehensive income		(16,387,752)		(1,146,079)		(1,473,653)
Warrants exercised for common stock of UHI		(17,387,699)		—		—
Balance at the end of year	Ps.	—	Ps.	33,775,451	Ps.	34,921,530

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

Open-Ended Fund

We have an investment in an Open-Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the NAV per share as of such redemption date (see Notes 4 and 9).

UHI Warrants

In July 2015, we exchanged our investment in U.S.$1,125 million principal amount of Convertible Debentures due 2025 issued by UHI for 4,858,485 warrants that were exercisable for UHI’s common stock, and exercised 267,532 of these warrants to increase our equity stake in UHI from 7.8% to 10%. On December 29, 2020, we exercised all of our remaining warrants for common shares of UHI to increase our equity stake in UHI from 10% to 35.9% on a fully diluted basis (see Notes 9 and 10 to our consolidated year-end financial statements). The carrying amount of these warrants included the original value of U.S.$1,063.1 million invested in December 2010 in the form of Convertible Debentures issued by UHI that were then exchanged for these warrants in July 2015.

We determined the fair value of our investment in warrants by using the income approach based on post-tax discounted cash flows. The income approach requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on weighted average cost of capital within a range of 8% to 9%, among others. Our estimates for market growth were based on historical data, various internal estimates and observable external sources when available, and are based on assumptions that are consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology is an internal model with significant unobservable inputs, the UHI warrants are classified as Level 3. Additionally, we determined the fair value of our investment in warrants by using the Black-Scholes model (“BSPM”). The BSPM involves the use of significant estimates and assumptions. The assumptions used as of December 29, 2020 and December 31, 2019 and 2018, included UHI stock’s spot price of U.S.$190, U.S.$390 and U.S.$387 per share on a fully-diluted, as–converted basis, respectively, and UHI stock’s expected volatility of 64%, 40% and 36%, respectively.

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

We moved the closing of the 2021 and 2020 up-front plans from the last quarter of 2020 and 2019 to the first months of 2021 and 2020, respectively. In light of this change, the results cannot be compared to those obtained in previous years. As of April, 2021 and 2020, we had received Ps.14,525 and Ps.14,611 million, respectively, of advertising deposits and advances for advertising time in all of our Content platforms and in other segments, and we are still in negotiations with some clients. As of April, 2021 and 2020, we had collected 30% and 26%, respectively, of these amounts. The rest is in the form of short-term, non-interest bearing notes. The weighted average maturity of these notes as of April, 2021 and 2020 were 4.0 and 3.7 months, respectively.

During the year ended December 31, 2020, we had a net increase in cash and cash equivalents of Ps. 1,034.5 million, as compared to a net decrease in cash and cash equivalents of Ps.4,098.0 million during the year ended December 31, 2019.

Net cash provided by operating activities for the year ended December 31, 2020, amounted to Ps.33,160.9 million. Adjustments to reconcile income before income taxes to net cash provided by operating activities are overall due to depreciation and amortization of Ps.21,260.8 million, interest expense of Ps.10,482.2 million, share of loss of associates and joint ventures of Ps.5,739.7, cancellation of provision of Ps.691.2 million and other amortization of Ps.380.9 million; and partially offset by net unrealized foreign exchange gain of Ps.2,596.2 million, gain on disposition of investments of Ps.789.9 million, other finance income of Ps.89.3 million, income on disposition of property and equipment of Ps.74.2 million, interest income of Ps.72.9 million. Income taxes paid for the year ended December 31, 2020 amounted to Ps.8,681.5 million.

Net cash used in investing activities for the year ended December 31, 2020, amounted to Ps.15,919.7 million, and was primarily used for investments in property, plant and equipment of Ps.20,131.7 million; other investments in intangible assets of Ps.1,235.2 million and disposition of other investment of Ps.602.5 million; partially offset by cash provided from disposition of investments in financial instruments of Ps.3,155.6 million; disposition of property, plant and equipment of Ps.1,520.4 million, disposition of Radiópolis of Ps.1,248.0 million and investments in joint ventures of Ps.125.6 million.

Net cash used in financing activities for the year ended December 31, 2020, amounted to Ps.16,195.2 million, and was primarily used for interest payment of Ps.9,455.4 million; prepayment of Mexican peso debt related to Sky in the aggregate principal amount of Ps.2,750.0 million; dividends paid and reduction of capital of noncontrolling interest of Ps.1,420.5 million; repayment and prepayment of other notes payable of Ps.1,324.1 million; repayment of debt and lease payments of Ps.2,114.5 million; and repurchases of CPOs under a share repurchase program of Ps.195.6 million which effect was partially offset by cash provided by derivative financial instruments of Ps.1,261.8 million.

During the year ended December 31, 2019, we had a net decrease in cash and cash equivalents of Ps. 4,098.0 million, as compared to a net decrease in cash and cash equivalents of Ps.6,666.7 million during the year ended December 31, 2018.

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

Net cash used in financing activities for the year ended December 31, 2019, amounted to Ps.14,301.9 million, and was primarily used for prepayment of all of the outstanding Notes due 2020, 2021 and 2022 in the aggregate principal amount of Ps.21,000 million; issuance of Ps.14,247.5 Senior Notes due 2049; long-term loans from Mexican banks of Ps.10,000.0 million; interest payment of Ps.9,180.1 million; repayment of debt and lease payments of Ps.2,432.3 million; dividends paid to noncontrolling interest of Ps.1,594.6 million; repurchases of CPOs under a share repurchase program of Ps.1,385.8 million; repayment of other notes payable of Ps.1,294.4 million; and dividends paid of Ps.1,066.2 million; which effect was partially offset by cash provided by derivative financial instruments of Ps.596.0 million.

Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity

During 2021, we:

•	expect to make aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$1,170.0 million, of which approximately U.S.$850.0 million and approximately U.S.$230.0 million are for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining amount is for our Content and Other Businesses segments; and

•	expect to provide financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.128.8 million (U.S.$6.5 million).

During 2020, we:

•	made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$ 939.4 million, of which approximately U.S.$662.5 million and approximately U.S.$250.2 million are for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining amount is for our Content and Other Businesses segments; and

•	provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”) in the aggregate principal amount of Ps.132.9 million (U.S.$6.3 million).

During 2019, we:

•	made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$992.2 million, of which approximately U.S.$675.3 million and approximately U.S.$209.1 million are for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining amount is for our Content and Other Businesses segments; and

•	provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.172.2 million (U.S.$8.8 million).

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

On March 24, 2020, the Company drew down the U.S.$618 million under the Revolving Credit Facility and fully prepaid the facility on October 6, 2020. The facility remains available through March 26, 2022.

Indebtedness. As of December 31, 2020, our consolidated long-term portion of debt amounted to Ps. 121,936.0 million and our consolidated current portion of debt was Ps.2,551.6 million. As of December 31, 2019, our consolidated long-term portion of debt amounted to Ps. 120,444.7 million and our consolidated current portion of debt was Ps. 2,435.8 million. The consolidated debt is presented net of unamortized finance costs as of December 31, 2020 and 2019, in the aggregate amount of Ps.1,324.3 million and Ps1,441.6 million, respectively, and interest payable in the aggregate amount of Ps.1,934.7 million and Ps. 1,943.9 million in 2020 and 2019, respectively.

In March 2018, the Company entered into a Revolving Credit Facility (“RCF”) with a syndicate of banks for U.S.$583.0 million payable in Mexican pesos, for a three-year term. In December 2018, this facility was increased by U.S.$35.0 million reaching a total amount of U.S.$618.0 million. The funds may be used for the repayment of existing indebtedness and other general corporate purposes as may be authorized by our Board of Directors. In August 2019, the Company extended the RCF for one more year to maintain the total 3-year term. This RCF was available as of December 31, 2019. In March 2020, the Company drew down the RCF as a prudent and precautionary measure in order to increase our cash position and preserve financial flexibility in light of current uncertainty in the global and local markets resulting from the COVID-19 outbreak; the aggregate principal amount was Ps.14,771.0 million, with maturity in the first quarter of 2022, this facility bears interest at a floating rate based on a spread of 87.5 or 112.5 basis points over the 28-day TIIE rate depending on our net leverage ratio, the Company may prepay such amount on the last day of any interest period. The Company prepaid the full amount drawn on October 6, 2020 without penalty.

We may from time to time incur additional indebtedness or repurchase, redeem or repay outstanding indebtedness.

The following table sets forth a description of our outstanding indebtedness as of December 31, 2020, net of unamortized finance costs and interest payable (in millions of Pesos):

	2020(1)
		Principal		Finance Costs		Principal, Net of Finance Costs		Interest Payable		Total	Effective Interest Rate
U.S. dollar Senior Notes:
6.625% Senior Notes due 2025 (2)	Ps.	11,969.6	Ps.	(162.8)	Ps.	11,806.8	Ps.	224.7	Ps.	12,031.5	7.60%
4.625% Senior Notes due 2026 (2)		5,984.8		(24.4)		5,960.4		138.4		6,098.8	5.03%
8.50% Senior Notes due 2032 (2)		5,984.8		(19.9)		5,964.9		155.4		6,120.3	9.00%
6.625% Senior Notes due 2040 (2)		11,969.6		(120.5)		11,849.1		431.7		12,280.8	7.05%
5% Senior Notes due 2045 (2)		19,949.3		(413.0)		19,536.3		144.1		19,680.4	5.39%
6.125% Senior Notes due 2046 (2)		17,954.3		(119.3)		17,835.0		549.8		18,384.8	6.47%
5.25% Senior Notes due 2049 (2)		14,962.0		(294.2)		14,667.8		78.6		14,746.4	5.59%
Total U.S. dollar debt		88,774.4		(1,154.1)		87,620.3		1,722.7		89,343.0

Mexican peso debt:
8.79% Notes due 2027 (3)		4,500.0		(16.1)		4,483.9		95.6		4,579.5	8.84%
8.49% Senior Notes due 2037 (2)		4,500.0		(11.9)		4,488.1		31.8		4,519.9	8.94%
7.25% Senior Notes due 2043 (2)		6,500.0		(53.1)		6,446.9		65.4		6,512.3	7.92%
Bank loans (4)		16,000.0		(88.3)		15,911.7		6.7		15,918.4	5.62%
Bank loans (Sky) (5)		2,750.0		—		2,750.0		12.4		2,762.4	7.04%
Bank loans (TVI) (6)		852.9		(.8)		852.1		—		852.1	5.97%
Total Mexican peso debt		35,102.9		(170.2)		34,932.7		211.9		35,144.6
Total debt		123,877.3		(1,324.3)		122,553.0		1,934.6		124,487.6
Less: Current portion of long-term debt		617.5		(.5)		617.0		1,934.6		2,551.6
Long-term debt, net of current portion	Ps.	123,259.8	Ps.	(1,323.8)	Ps.	121,936.0	Ps.	—	Ps.	121,936.0

Lease liabilities:
Satellite transponder lease liabilities(7)	Ps.	3,818.5	Ps.	—	Ps.	3,818.5	Ps.	—	Ps.	3,818.5	7.30%
Other lease liabilities (8)		728.5		—		728.5		—		728.5	7.94%
Lease liabilities recognized as of January 1, 2019(8)		4,745.3		—		4,745.3		—		4,745.3
Total lease liabilities		9,292.3		—		9,292.3		—		9,292.3
Less: Current portion		1,277.7		—		1,277.7		—		1,277.7
Lease liabilities, net of current portion	Ps.	8,014.6	Ps.	—	Ps.	8,014.6	Ps.	—	Ps.	8,014.6

(1)	U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.19.9493 per U.S. Dollar, the Interbank Rate, as reported by CitiBanamex, as of December 31, 2020.

(2)	The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$4,450 million and Ps.11,000 million are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046 and 2049, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case we may be required to redeem the securities at 101% of their principal amount. Also, we may, at our own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 and 2049 are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”).

(3)	In 2010, 2014, 2015 and October 2017, we issued Notes (“Certificados Bursátiles”) due 2020, 2021, 2022 and 2027, respectively, through the BMV in the aggregate principal amount of Ps.10,000 million, Ps.6,000 million, Ps.5,000 million and Ps.4,500 million, respectively. In July 2019, we prepaid all of the outstanding Notes due 2021 and 2022 in the aggregate principal amount of Ps.11,000 million. On October 3, 2019, we prepaid all of the outstanding Notes due 2020 in the aggregate principal amount of Ps.10,000 million. Interest rate on the Notes due 2020 was 7.38% per annum and was payable semi-annually. Interest rate on the Notes due 2021 and 2022 was the TIIE plus 35 basis points per annum and was payable every 28 days. Interest rate on the Notes due 2027 is 8.79% per annum and is payable semi-annually. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The agreement of the Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(4)	In November and December 2017, we entered into long-term credit agreements with three Mexican banks, in the aggregate principal amount of Ps.6,000 million, and an annual interest rate payable on a monthly basis of 28-day TIIE plus a range between 125 and 130 basis points, and principal maturities between 2022 and 2023. The proceeds of these loans were used primarily for the prepayment in full of the Senior Notes due 2018. Under the terms of these loan agreements, we are required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions. In 2016, we entered into a long-term credit agreement with a Mexican bank in the principal amount of Ps.1,250 million with principal maturities between 2017 and 2018, and an annual interest rate payable on a monthly basis of 28-day TIIE plus 117.5 basis points. We prepaid the remaining principal amount under this credit agreement in the fourth quarter of 2017, in the aggregate amount of Ps.629.3 million, which included accrued and unpaid interest. In June 2019, we entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000 million. The funds from this loan were used for general corporate purposes, including the refinancing of the Company’s indebtedness. This loan bears interest at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the net leverage ratio for the Group and its subsidiaries. The credit agreement for this loan requires the maintenance of financial ratios related to indebtedness and interest expense. During 2018, we executed a revolving credit facility with a syndicate of banks, for up to an amount equivalent to U.S.$618 million payable in Mexican pesos. The funds may be used for the repayment of existing indebtedness and other general corporate purposes. In March 2020, we drew down Ps.14,770.7 million under this revolving credit facility, with a maturity in the first quarter of 2022, and interest payable on a monthly basis at a floating rate based on a spread of 87.5 or 112.5 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio. This facility was used by us as a prudent and precautionary measure to increase the Group’s cash position and preserve financial flexibility in light of uncertainty in the global and local markets resulting from the COVID-19 outbreak. On October 6, 2020, we prepaid in full without penalty amount of Ps.14,770.7 million under this revolving credit facility. We retained the right to reborrow the total amount under the facility, which remains available through March 2022.

(5)	In March 2016, Sky entered into long-term credit agreements with two Mexican banks in the aggregate principal amount of Ps.5,500 million, with maturities between 2021 and 2023, and interest payable on a monthly basis with an annual interest rate in the range of 7.0% and 7.13%. In July 2020, Sky prepaid a portion of these loans in the aggregate cash amount of Ps.2,818,091, which included principal amount prepayments of Ps.2,750,000 and related accrued interest and transaction costs in the amount of Ps.68,091. Under the terms of these credit agreements, we are required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions.

(6)	Includes outstanding balances in 2020 in the aggregate principal amount of Ps.852.9 million, in connection with credit agreements entered into by TVI with Mexican banks, with maturities between 2021 and 2022, bearing interest at an annual rate of TIIE plus a range between 100 and 125 basis points, which is payable on a monthly basis. This TVI long-term indebtedness is guaranteed by the Company. Under the terms of these credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.

(7)	Under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010, Sky is obligated to pay, at an annual interest rate of 7.30%, a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years or; (b) the date IS-21 is taken out of service (see Note 12).

(8)	Includes lease liabilities recognized beginning on January 1, 2019 under IFRS 16 for an aggregate amount of Ps.4,745.3 million. Includes minimum lease payments of property and equipment under leases that qualify as lease liabilities. Includes Ps.728.5 million in 2020, in connection with a lease agreement entered into by a subsidiary of the Company and GTAC, for the right to use certain capacity of a telecommunications network through 2029 (see Note 20). This lease agreement provides for annual payments through 2029.

(9)	Notes payable issued by the Group in 2016, in connection with the acquisition of a non-controlling interest in TVI. Cash payments were made between 2018 and 2020 related to these notes payable amounted to an aggregate of Ps.1,330.0 million and Ps.2,624.4 million, respectively, including interest of Ps.142.5 million and Ps.249.4 million, respectively. Accumulated accrued interest for this transaction amounted to Ps.136.6 million and Ps.201.9 million, as of December 31, 2019 and 2018, respectively. This was regarded as a Level 2 debt, which was fair valued using a discounted cash flow approach, which discounts the contractual cash flows using discount rates derived from observable market price of other quoted debt instruments. In March 2017, the Group prepaid a portion of the other outstanding notes payable with original maturities in August 2017 and 2018, for an aggregate amount of Ps.1,292.4 million, which included accrued interest at the payment date. In February 2020, the Group repaid all of its outstanding other notes payable as of December 31, 2019.

Interest Expense. Interest expense for the years ended December 31, 2020, 2019 and 2018 was Ps.10,482.2, Ps.10,402.0 million and Ps.9,707.3 million, respectively.

The following table sets forth our interest expense for the years indicated (in millions of U.S. Dollars and millions of Pesos):

	Year Ended December 31,(1)
	2020		2019		2018
Interest payable in U.S. Dollars	U.S.$	275.7	U.S.$	265.2	U.S.$	252.7
Amounts currently payable under Mexican withholding taxes(2)		13.4		12.8		12.0
Total interest payable in U.S. Dollars	U.S.$	289.1	U.S.$	278.0	U.S.$	264.7
Peso equivalent of interest payable in U.S. Dollars	Ps.	6,220.4	Ps.	5,396.5	Ps.	5,095.9
Interest payable in Pesos		4,261.8		5,005.5		4,611.4
Total interest expense	Ps.	10,482.2	Ps.	10,402.0	Ps.	9,707.3

(1)	U.S. Dollars are translated into Pesos at the rate prevailing when interest was recognized as an expense for each period.

(2)	See “Additional Information — Taxation — Federal Mexican Taxation”.

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments consist primarily of the indebtedness, as described above, and transmission rights obligations.

Contractual Obligations on the Balance Sheet

The following table summarizes our contractual obligations on the balance sheet as of December 31, 2020 (these amounts do not include future interest payments):

	Payments Due by Period
	Total	Less Than 12 Months January 1, 2021 to December 31, 2021	12-36 Months January 1, 2022 to December 31, 2023	36-60 Months January 1, 2024 to December 31, 2025	Maturities Subsequent to December 31, 2025
	(Thousands of U.S. Dollars)
6.625% Senior Notes due 2025	U.S.$600,000	U.S.$—	U.S.$—	U.S.$600,000	U.S.$—
8.5% Senior Notes due 2032	300,000	—	—	—	300,000
8.49% Senior Notes due 2037	225,572	—	—	—	225,572
6.625% Senior Notes due 2040	600,000	—	—	—	600,000
8.79% Notes due 2027	225,572	—	—	—	225,572
7.25% Senior Notes due 2043	325,826	—	—	—	325,826
5.0% Senior Notes due 2045	1,000,000	—	—	—	1,000,000
4.625% Senior Notes due 2026	300,000	—	—	—	300,000
6.125% Senior Notes due 2046	900,000	—	—	—	900,000
5.250% Senior Notes due 2049	750,000	—	—	—	750,000
Syndicate loan due 2024	501,271	—	—	501,271	—
Scotiabank loan due 2023	125,318	—	125,318	—	—
HSBC loan due 2022	100,254	—	100,254	—	—
Santander loan due 2022	75,191	—	75,191	—	—
Banorte loan due 2022	42,753	12,155	30,598	—	—
HSBC loan due 2023	43,861	—	43,861	—	—
Scotiabank loan due 2023	93,988	18,798	75,190	—	—
Long-term debt	6,209,606	30,953	450,412	1,101,271	4,626,970
Accrued interest payable	96,979	96,979	—	—	—
Satellite transponder lease liabilities	191,413	22,779	50,847	58,814	58,973
Other lease liabilities	36,518	14,982	8,045	6,215	7,276
Lease liabilities recognized as of January 1, 2019	237,869	26,290	50,592	47,295	113,692
Transmission rights(1)	245,917	120,737	92,857	32,323	—
Total contractual obligations	U.S.$7,018,302	U.S.$312,720	U.S.$652,753	U.S.$1,245,918	U.S.$4,806,911

(1)	This liability reflects our transmission rights obligations related to programming acquired or licensed from third party producers and suppliers, and special events, which are reflected in our consolidated balance sheet within trade accounts payable (current liabilities) and other long-term liabilities.

Contractual Obligations off the Balance Sheet

The following table summarizes our contractual obligations off the balance sheet as of December 31, 2020:

	Payments Due by Period
	Total		Less Than 12 Months January 1, 2021 to December 31, 2021		12-36 Months January 1, 2022 to December 31, 2023		36-60 Months January 1, 2024 to December 31, 2025		Maturities Subsequent to December 31, 2025

	(Thousands of U.S. Dollars)
Interest on debt(1)	U.S.$	6,243,782	U.S.$	300,621	U.S.$	760,779	U.S.$	664,520	U.S.$	4,517,862
Interest on lease liabilities	181,314		33,508		58,614		42,796		46,396
Programming(2)	82,173		38,415		37,720		4,149		1,889
Transmission rights(2)	818,937		107,389		241,168		138,330		332,050
Capital expenditures commitments	86,839		86,839		—		—		—
Satellite transponder commitments(3)	16,475		6,410		7,151		2,914		—
Committed financing to GTAC(4)	6,456		6,456		—		—		—
Total contractual obligations	U.S.$	7,435,976	U.S.$	579,638	U.S.$	1,105,432	U.S.$	852,709	U.S.$	4,898,197

(1)	Interest to be paid in future years on outstanding debt as of December 31, 2020, was estimated based on contractual interest rates and exchange rates as of that date.

(2)	These line items reflect our obligations related to programming to be acquired or licensed from third party producers and suppliers, and transmission rights for special events to be acquired from a third party.

(3)	Reflects our minimum commitments for the use of satellite transponders under operating lease contracts.

(4)	In connection with a long-term credit facility, we agreed to provide financing to GTAC in 2021 in the aggregate principal amount of Ps.128.8 million (U.S.$6.5 million).

Item 6.	Directors, Senior Management and Employees

Board of Directors

The following table sets forth the names of our current directors 850and their alternates, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors. The general annual stockholders’ meeting takes place annually in order to, among other matters, elect and/or ratify the Company’s directors. Our current Board of Directors is composed as follows:

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Emilio Fernando Azcárraga Jean (02/21/68)	Executive Chairman of the Board and Chairman of the Executive Committee of Grupo Televisa. Member and Chairman of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa).	Former President and Chief Executive Officer of Grupo Televisa. Member of the Boards of Grupo Financiero Banamex and Univision. Member and Chairman of the Board of Managers of Innova (subsidiary of Grupo Televisa). Member of Consejo Mexicano de Hombres de Negocios and Fundacion Teletón.	December 1990

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Co-Chief Executive Officer, Member of the Executive Committee of Grupo Televisa. Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa).	Chairman of the Board of Univision. Member of the Boards of Liberty Latin America, Grupo Financiero Banorte and Innova (subsidiary of Grupo Televisa). Chairman of the Board of Trustees of Fundación Kardias. Member of the Boards of Trustees of Fundación Mexicana para la Salud, Fundación UNAM and The Paley Center for Media. Former Executive Vice President and Chief Financial Officer of Grupo Televisa.	April 1997
Alberto Baillères González (08/22/31)	Chairman of Grupo Bal and Chairman of the Board of Directors of Industrias Peñoles, Fresnillo plc, Grupo Palacio de Hierro, Grupo Nacional Provincial, Grupo Profuturo, Profuturo Afore, PetroBal, Energía Eléctrica BAL, EnerAB and Tane.	Member of the Boards of Directors of Dine, Grupo Kuo, Fomento Económico Mexicano and member of Consejo Mexicano de Negocios, A.C. Chairman of the Board of Trustees of Instituto Tecnológico Autónomo de México (ITAM) and Founder and President of Fundación Alberto Bailléres.	April 2004
José Antonio Chedraui Eguía (10/06/66)	Member of the Board of Directors and Chief Executive Officer of Grupo Comercial Chedraui, S.A.B. de C.V.	Former Chief Executive Officer of the Galos division of Grupo Comercial Chedraui, S.A.B. de C.V.	April 2019
Francisco José Chevez Robelo (07/03/29)	In-house advisor, co-founder and retired partner of Chevez, Ruiz, Zamarripa y Cía, S.C., Member of the Audit Committee of Grupo Televisa. Member of the Board of Directors and Member and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa).	Member of the Board of Directors of Apuestas Internacionales and Quality Tube, S.A. de C.V. Former Managing Partner of Arthur Andersen & Co. (Mexico City). Member of the Board of Directors and Chairman of the Audit Committees of Regiomontana de Perfiles y Tubos, S.A. de C.V. and Pytco, S.A. de C.V.	April 2003
Jon Feltheimer (09/02/51)	Chief Executive Officer of Lionsgate.	Former President of Columbia TriStar Television Group, former Executive Vice President of Sony Pictures Entertainment. Member of the Boards of Lionsgate, Celestial Tiger Entertainment and Pilgrim Media Group.	April 2015

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
José Luis Fernández Fernández (05/18/59)	Managing Partner of Chévez, Ruíz, Zamarripa y Cía., S.C., Member of the Audit Committee and Chairman of the Corporate Practices Committee of Grupo Televisa.	Member of the Boards of Directors of Unifin Financiera, Controladora Vuela Compañía de Aviación, Grupo Financiero Banamex, Banco Nacional de México and Apuestas Internacionales. Alternate member of the Board of Directors of Arca Continental Corporativo. Alternate Member of the Board of Directors and Alternate Member of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa).	April 2002
Salvi Rafael Folch Viadero (08/16/67)	Chief Executive Officer of Grupo Televisa’s Cable Division (until April 30, 2021).	Former Chief Financial Officer of Grupo Televisa. Former Vice President of Financial Planning of Grupo Televisa and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission. Member of the Board of Directors and Alternate Member of the Executive Committee of Empresas Cablevisión (subsidiary of Grupo Televisa).	April 2002
Michael Thomas Fries (02/06/63)	President and Chief Executive Officer of Liberty Global, plc.	Vice Chairman of the Board of Liberty Global, Executive Chairman of the Board of Liberty Latin America, Member of the Boards of Directors of Lionsgate and Cable Television Labs, Trustee of the Board of The Paley Center for Media, Chairman of the Boards of Directors of Museum of Contemporary Art Denver and Biennial of the Americas, Digital Communications Governor and Steering Committee Member of the World Economic Forum. Member of Young Presidents’ Organization.	April 2015

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Guillermo García Naranjo Álvarez (07/02/56)	Chairman of the Audit Committee and member of the Corporate Practices Committee of Grupo Televisa.	Former Chairman of the Board of Trustees of Consejo Mexicano de Normas de Información Financiera. Former Chief Executive Officer and Former Audit Partner of KPMG Cárdenas Dosal, S.C. Member of the Audit Committee of Banco de Mexico, Member of the Board and the Audit Committee of Nacional Monte de Piedad I.A.P., Banco Nacional de México, S.A. and Citibanamex, Casa de Bolsa, S.A., Member of the Board of Directors, Member of the Corporate Practices Committee and Chairman of the Audit Committee of Grupo Posadas. Statutory Auditor of Total Systems de México. Member of the Board and the Audit Commission of Fundación Pro-Empleo D.F., A.C. (a non-profit organization).	April 2018
Bernardo Gómez Martínez (07/24/67)	Co-Chief Executive Officer and Member of the Executive Committee of Grupo Televisa. Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa).	Member of the Boards of Univision and Innova (subsidiary of Grupo Televisa). Former Executive Vice President and Deputy Director of the President of Grupo Televisa and Former President of Cámara Nacional de la Industria de Radio y Televisión.	April 1999
Carlos Hank González (09/01/71)	Chairman of the Board of Directors of Grupo Financiero Banorte and Banco Mercantil del Norte. Vice-President of the Board of Directors of Gruma. Chief Executive Officer of Grupo Hermes.	Former Chief Executive Officer of Grupo Financiero Interacciones, Banco Interacciones and Interacciones Casa de Bolsa. Former Deputy General Manager of Grupo Financiero Banorte. Member of the Boards of Directors of Bolsa Mexicana de Valores and Grupo Hermes.	April 2017

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Enrique Krauze Kleinbort (09/16/47)	Chief Executive Officer, Chairman of the Board of Directors and Founder of Editorial Clío, Libros y Videos, S.A. de C.V. and Letras Libres, S.A. de C.V.	Member of Academia Mexicana de la Historia and Colegio Nacional.	April 1996
Sebastian Mejía (08/24/84)	President and Co-Founder of Rappi.	Co-Founder of Grability.	April 2021
Lorenzo Alejandro Mendoza Giménez (10/05/65)	Chief Executive Officer, Member of the Board of Directors and Chairman of the Executive Committee of Empresas Polar.	Former Member of the Boards of AES La Electricidad de Caracas, CANTV-Verizon and BBVA Banco Provincial. Member of the Board of Grupo GEPP. Member of the MIT Sloan Board, the Latin American Board of Georgetown University, Group of Fifty (G-50), the Latin America Conservation Council (LACC), the Latin American Business Council, the Board of Trustees of Universidad Metropolitana, the Board of Trustees of Instituto de Estudios Superiores de Administración (IESA), Ashoka Fellow and Member of the World Economic Forum (named a Global Young leader in 2005).	April 2009
Guadalupe Phillips Margain (02/07/71)	Chief Executive Officer of Empresas ICA, S.A.B. de C.V.	Former Chief Restructuring Officer of Empresas ICA, S.A.B. de C.V. Former Vice-President of Finance and Risk of Grupo Televisa (left more than five years ago). Member of the Board of Directors of Ica Tenedora, Innova (subsidiary of Grupo Televisa) and Grupo Aeroportuario del Centro Norte.	April 2012
Fernando Senderos Mestre (03/03/50)	Executive President and Chairman of the Boards of Directors of Grupo Kuo, S.A.B. de C.V. and Dine, S.A.B de C.V. Chairman of the Board of Directors of Grupo Desc, S.A. de C.V.	Member of the Boards of Kimberly-Clark de México, Industrias Peñoles and Grupo Nacional Provincial. Member of Consejo Mexicano de Hombres de Negocios and Member of Fundación para las Letras Mexicanas.	April 1992

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Enrique Francisco José Senior Hernández (08/03/43)	Managing Director of Allen & Company LLC.	Member of the Boards of Directors of Coca-Cola FEMSA, Cinemark and FEMSA.	April 2001
Eduardo Tricio Haro (08/05/63)	Chairman of the Board of Directors of Grupo Lala. Chairman of the Executive Committee of Aeromexico and Member of the Corporate Practices Committee of Grupo Televisa.	Chairman of Grupo Industrial Nuplen, Fundación Lala and SER, A.C. Member of the Boards of Directors of Grupo Aeroméxico, Grupo Financiero Banamex, Orbia, Aura Solar, Hospital Infantil de México “Federico Gómez”, el Instituto Tecnológico y de Estudios Superiores de Monterrey, el Consejo Mexicano de Negocios, el Instituto Nacional de Ciencias Médicas y Nutrición “Salvador Zubirán”, the Latin America Conservation Council of the Nature Conservancy (LACC).	April 2012
David M. Zaslav (01/15/60)	President, Chief Executive Officer and Director of Discovery, Inc.	Member of the Boards of Sirius XM Radio, Inc., Lionsgate Entertainment Corp., the National Cable & Telecommunications Association, The Cable Center, Mt. Sinai Medical Center, the USC Shoah Foundation, the Partnership for New York City and the Paley Center for Media.	April 2015
Alternate Directors:
In alphabetical order:
Herbert A. Allen III[1] (06/08/67)	President of Allen & Company LLC.	Former Executive Vice-President and Managing Director of Allen & Company Incorporated and Alternate Director of Coca Cola FEMSA.	April 2002
Félix José Araujo Ramírez (03/20/51)	Vice President of Digital and Broadcast Television and Televisa Regional.	Former Chief Executive Officer of Telesistema Mexicano. Chairman of the Board of Directors of Televisión Independiente de México and Televimex.	April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Joaquín Balcárcel Santa Cruz (01/04/69)	Chief of Staff of the Executive Chairman of the Board of Directors of Grupo Televisa.	Former Vice-President - Legal and General Counsel of Grupo Televisa. Former Vice-President and General Counsel of Television Division. Former Legal Director of Grupo Televisa.	April 2000
Julio Barba Hurtado (05/20/33)	Legal Advisor of Grupo Televisa and Secretary of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa).	Former Legal Advisor to the Board of Grupo Televisa. Alternate member of the Board of Directors of Editorial Televisa Colombia.	December 1990
Luis Alejandro Bustos Olivares (01/01/64)	Legal Vice-President and General Counsel of Grupo Televisa.	Former Legal and Regulatory on Telecommunications Vice-President, former Legal General Director of Special Affairs, former Corporate Legal General Director, former Legal Director of Litigation of Grupo Televisa. Former General Counsel of The Pepsi Bottling Group Mexico. Former litigation lawyer at Mr. Ramón Sánchez Medal’s lawfirm.	April 2021
Jorge Agustín Lutteroth Echegoyen (01/24/53)	Vice-President and Corporate Controller of Grupo Televisa.	Former Senior Partner of Coopers & Lybrand, Despacho Roberto Casas Alatriste, S.C. and former Controller of Televisa Corporación. Alternate Member of the Board of Empresas Cablevisión (subdisiary of Grupo Televisa). Alternate Member of the Board of Managers and the Executive Committee of Innova (subsidiary of Grupo Televisa).	April 2000
Raúl Morales Medrano (05/12/70)	Partner of Chévez, Ruiz, Zamarripa y Cia., S.C.	Member of the Audit and Corporate Practices Committee and Alternate Member of the Board of Directors of Empresas Cablevisión (subsidiary of Grupo Televisa).	April 2002

(1)	Alternate of Mr. Enrique Francisco José Senior Hernández

Our Board of Directors

General. The management of our business is entrusted to our Board of Directors. Our bylaws currently provide for a Board of Directors of 20 members, at least 25% of which must be “independent directors” under Mexican law (as described below). The Mexican Securities Market Law provides that the following persons, among others, do not qualify as independent:

•	our key executives or employees, as well as the statutory auditors, or comisarios, of our subsidiaries, including those individuals who have occupied any of the described positions within a period of 12 months preceding the appointment;

•	individuals who have significant influence over our decision making processes;

•	controlling stockholders, in our case, the beneficiary of the Azcárraga Trust;

•	partners or employees of any company which provides advisory services to us or any company that is part of our same economic group and that receives 10% or more of its income from us;

•	significant clients, suppliers, debtors or creditors, or members of the Board or executive officers of any such entities; or

•	spouses, family relatives up to the fourth degree, or cohabitants of any of the aforementioned individuals.

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

Election of Directors. A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican stockholders. All of our current directors and alternate directors were appointed and/or ratified in their positions by our 2021 annual stockholders’ special and general meetings, which were held on April 28, 2021. A majority of the holders of the Series “A” Shares voting together elected eleven of our directors and corresponding alternates and a majority of the holders of the Series “B” Shares voting together elected five of our directors and corresponding alternates. At our special stockholders’ meetings, a majority of the holders of the Series “L” and Series “D” Shares each elected two of our directors and alternate directors, each of which must be an independent director. Each alternate director may vote in the absence of a corresponding director. Our stockholders’ meetings held on April 28, 2021 resolved that our directors and alternate directors be elected annually for a term that will expire when new appointments are approved by our stockholders as provided by our bylaws and applicable law. In addition, if any director is elected for a specific term and such term expires or any director resigns from his or her position, any such director will continue to serve in his or her position for up to a 30-day term; in this case, the Board of Directors is entitled to appoint provisional directors without the approval of the stockholders’ meeting.

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

Audit Committee. The Audit Committee is currently composed of three independent members: Guillermo García Naranjo Álvarez, the Chairman, José Luis Fernández Fernández and Francisco José Chevez Robelo. The Chairman of the Audit Committee was elected at our annual stockholders’ meeting held on April 28, 2021, and our Board of Directors appointed the remaining members.

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

Corporate Practices Committee. The Corporate Practices Committee is currently composed of the following independent members: José Luis Fernández Fernández, the Chairman, Guillermo García Naranjo Álvarez and Eduardo Tricio Haro. The Chairman of the Corporate Practices Committee was ratified at our annual stockholders’ meeting held on April 28, 2021, and our Board of Directors appointed the remaining members.

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

Executive Officers

The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the years in which they were appointed to their current positions:

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Emilio Fernando Azcárraga Jean (02/21/68)	Executive Chairman of the Board and Chairman of the Executive Committee of Grupo Televisa. Member and Chairman of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa).	Former President and Chief Executive Officer of Grupo Televisa. Member of the Boards of Grupo Financiero Banamex and Univision. Member and Chairman of the Board of Managers of Innova (subsidiary of Grupo Televisa). Member of Consejo Mexicano de Hombres de Negocios and Fundacion Teletón.	December 1990
In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Co-Chief Executive Officer, Member of the Executive Committee of Grupo Televisa. Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa).	Chairman of the Board of Univision. Member of the Boards of Liberty Latin America, Grupo Financiero Banorte and Innova (subsidiary of Grupo Televisa). Chairman of the Board of Trustees of Fundación Kardias. Member of the Boards of Trustees of Fundación Mexicana para la Salud, Fundación UNAM and The Paley Center for Media. Former Executive Vice President and Chief Financial Officer of Grupo Televisa.	April 1997
Bernardo Gómez Martínez (07/24/67)	Co-Chief Executive Officer and Member of the Executive Committee of Grupo Televisa. Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa).	Member of the Boards of Univision and Innova (subsidiary of Grupo Televisa). Former Executive Vice President and Deputy Director of the President of Grupo Televisa and Former President of Cámara Nacional de la Industria de Radio y Televisión.	April 1999
Carlos Ferreiro Rivas (11/19/68)	Corporate Vice President of Finance of Grupo Televisa.	Former Chief Financial Officer of Grupo Televisa’s Cable Division, Former Chief Financial Officer of Sky, Former Chief Financial Officer of GSF Telecom and Alternate Member of the Board and Alternate Member of the Executive Committee of Empresas Cablevisión (subsidiary of Grupo Televisa) and Member of the Board of Managers of Innova (subsidiary of Grupo Televisa).	October 2017
José Antonio Lara del Olmo (09/02/70)	Corporate Vice President of Administration of Grupo Televisa.	Former Chief Accounting and Tax Officer of Grupo Televisa, Former Vice President of Taxes of Grupo Televisa and Alternate Member of the Board of Managers of Innova (subsidiary of Grupo Televisa).	October 2017

Compensation of Directors and Officers

For the year ended December 31, 2020, we paid our directors, alternate directors and officers for services in all capacities aggregate compensation of approximately Ps.936.8 million (U.S.$47.0 million using the Interbank Rate, as reported by CitiBanamex, as of December 31, 2020). This compensation included certain amounts related to the use of assets and services of the Company, as well as travel expenses reimbursed to directors and officers. See “— Use of Certain Assets and Services” below.

On April 28, 2021, at our general stockholders’ meeting, our stockholders approved a new compensation plan to our Board of Directors and the Secretary of the Board of Directors under which our Directors and the Secretary of the Board may elect to receive (i) U.S.$15,000 for each meeting of the Board to which they attend (or U.S.$25,000 in the case of Board members traveling from outside of Mexico to attend Board meetings), or (ii) an annual award in the form of CPOs (or in its case, other instrument issued based on shares of the Company), in an amount equivalent to U.S.$150,000, which would be released on the first anniversary of such award, in exchange for the payment of Ps$1.60 for each such CPO or equivalent instrument. In our April 28, 2021 general stockholders’ meeting, our stockholders also ratified the remuneration of U.S.$15,000 to be paid to alternate members of the Board and members of the Audit and Corporate Practices Committees, for each meeting of the Board and/or the Audit and Corporate Practices Committees to which they attend.

As of December 31, 2020, we have made Ps.71.7 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and officers. Projected benefit obligations as of December 31, 2020 were approximately Ps.196.6 million.

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

We have a deferred compensation plan for certain officers of our Cable Division, payable in the event that certain revenue and EBITDA targets of a five-year plan are met. Twenty percent of such deferred compensation was paid in 2020, and since the targets for such plan were below the maximum amount established, only a portion of the remainder was paid in March 2021.

A new deferred compensation plan for certain officers of our Cable division, payable in the event that certain annual revenue and EBITDA targets of a five-year plan are met, was approved by the Board of Directors in February, 2021. In the event that the established targets in the plan are fully met, the annual cost during the five years of the deferred compensation plan will amount to approximately U.S.$20 million.

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

Historically, the price at which the conditional sales of the CPOs were made to beneficiaries was based on the lowest of (i) the closing price on March 31 of the year in which the CPOs were awarded, and (ii) the average price of the CPOs during the first three months of the year in which the CPOs were awarded. The resulting price would be reduced by dividends, a liquidity discount and by the growth of the consolidated or relevant segment Operating Income Before Depreciation and Amortization, or OIBDA, (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

On October 22, 2020, the Board of Directors of the Company determined that, beginning with the grants to be awarded in respect of fiscal year 2020, a portion of the awards under the Long-Term Retention Plan will be granted at a sale price provided in the preceding paragraph, and the rest at a sale price equal to the nominal value of the CPOs to be sold under such awards. Accordingly, our Board of Directors approved that a portion of the awards for the 2020 grant, which had not yet become effective, will be granted at a sale price equal to the nominal value of the CPOs to be sold under such awards, or Ps.1.60 per CPO, subject to the fulfillment of certain conditions on or before April 30, 2021, which have been met. This is intended to further align the incentives of Plan Participants with our shareholders and the Company, and the Company believes this reflects current market practices. Unless modified in accordance with the Long-Term Retention Plan and the stockholder resolutions granted in connection therewith, we intend to continue providing awards at both the prices described in this paragraph and the preceding paragraph, as approved by our Board of Directors.

In April 2007, the Board of Directors, with input from the then Audit and Corporate Practices Committee, reviewed the compensation of our former Chief Executive Officer and decided to include our former Chief Executive Officer in our Long-Term Retention Plan as well as in any other plan granted to our employees in the future. See “— Compensation of Directors and Officers”.

At our annual general ordinary stockholders’ meeting held on April 2, 2013, our stockholders approved that the number of CPOs that may be granted annually under the Long-Term Retention Plan shall be up to 1.5% of the capital of the Company. As of December 31, 2020, approximately 9.9 million CPOs or CPO equivalents that were transferred to Plan Participants were sold in the open market from 2018 to 2020. Additional sales will continue to take place during or after 2021.

Also, as of March 31, 2021, the special purpose trust created to implement the Long-Term Retention Plan owned approximately 227.5 million CPOs or CPO equivalents. This figure is net of approximately 34.3 million, 32.3 million and 4.4 million CPOs or CPO equivalents vested in 2018, 2019 and 2020, respectively and the return of CPOs or CPO equivalents as a result of awards terminated in previous years. Of such 227.5 million CPOs or CPO equivalents, approximately 76.9% are in the form of CPOs and the remaining 23.1% are in the form of A, B, D and/or Series “L” Shares. As of March 31, 2021, approximately 137.0 million CPOs or CPO equivalents have been reserved and will become vested between 2021 and 2023 at prices ranging from Ps.1.6 to Ps.52.05 per CPO or CPO equivalent which may be reduced, when applicable, by dividends, a liquidity discount and the growth of the consolidated or relevant segment OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

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

Employees and Labor Relations

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2020:

	Year Ended December 31,
	2020	2019	2018
Employees excluding held-for-sale operations	43,287	42,702	38,918
Total number of employees	43,287	42,948	39,165
Category of activity:
Employees	43,215	42,875	39,098
Executives	72	73	67
Geographic location:
Mexico	43,223	42,884	38,956
Latin America (other than Mexico)	2	3	131
U.S.	53	52	69
Europe	9	9	9

As of December 31, 2020, 2019 and 2018, approximately 39%, 41% and 40% of our employees, respectively, were represented by unions. We believe that our relations with our employees are good. Under Mexican law, the agreements between us and most of our television and cable television union employees are subject to renegotiation on an annual basis in January of each year. We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis.

Item 7.	Major Stockholders and Related Party Transactions

The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers and each person who is known by us to own more than 5% of the currently outstanding Series “A” Shares, Series “B” Shares, Series “L” Shares or Series “D” Shares as of April 15, 2021. Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

	Shares Beneficially Owned(1)(2)								Aggregate Percentage of Outstanding
	Series “A” Shares		Series “B” Shares		Series “D” Shares		Series “L” Shares		Shares
Identity of Owner	Number	Percentage of Class	Number	Percentage of Class	Number	Percentage of Class	Number	Percentage of Class	Beneficially Owned

Azcárraga Trust(3)	52,991,825,705	43.8%	67,814,604	0.1%	107,886,870	0.1%	107,886,870	0.1%	15.1%
Dodge & Cox (5)	8,118,427,500	6.7%	7,144,216,200	12.5%	11,365,798,500	13.1%	11,365,798,500	13.1%	10.8%
Harris Associates, L.P.(4)	8,023,157,500	6.6%	7,060,378,600	12.4%	11,232,420,500	12.9%	11,232,420,500	12.9%	10.7%
William H. Gates III(6)	5,994,363,375	5.0%	5,275,039,770	9.2%	8,392,108,725	9.6%	8,392,108,725	9.6%	8.0%
BlackRock, Inc.(7)	5,115,838,300	4.2%	4,501,937,704	7.9%	7,162,173,620	8.2%	7,162,173,620	8.2%	6.8%
FPR Partners, LLC(8)	4,245,188,875	3.5%	3,735,766,210	6.5%	5,943,264,425	6.8%	5,943,264,425	6.8%	5.6%

(1)	Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of March 31, 2021. The number of shares issued and outstanding for legal purposes as of March 31, 2021 was 62,147,379,825 Series A Shares, 54,689,694,246 Series B Shares, 87,006,331,755 Series D Shares and 87,006,331,755 Series L Shares, in the form of CPOs, and an additional 58,926,613,375 Series A Shares, 2,357,207,692 Series B Shares, 238,595 Series D Shares and 238,595 Series L Shares not in the form of CPOs. For financial reporting purposes under IFRS only, the number of shares authorized, issued and outstanding as of March 31, 2021 was 57,771,734,175 Series A Shares, 50,839,126,074 Series B Shares, 80,880,427,845 Series D Shares and 80,880,427,845 Series L Shares in the form of CPOs, and an additional 55,146,232,367 Series A Shares, 186,537 Series B Shares, 238,541 Series D Shares and 238,541 Series L Shares not in the form of CPOs. The number of shares authorized, issued and outstanding for financial reporting purposes under IFRS as of March 31, 2021 does not include 175,025,826 CPOs and an additional 3,780,381,008 Series A Shares, 2,357,021,155 Series B Shares, 54 Series D Shares and 54 Series L Shares not in the form of CPOs acquired by the special purpose trust we created to implement our long-term retention plan. See Note 17 to our consolidated year-end financial statements.

(2)	Except through the Azcárraga Trust, none of our directors and executive officers currently beneficially owns more than 1% of our outstanding Series “A” Shares, Series “B” Shares, Series “D” Shares or Series “L” Shares. See “Directors, Senior Management and Employees — Share Ownership of Directors and Officers”. This information is based on information provided by directors and executive officers.

(3)	For a description of the Azcárraga Trust, see “— The Major Stockholders” below.

(4)	Based solely on information included in the report on Schedule 13G by Harris Associates L.P. as of February 16, 2021.

(5)	Based solely on information included in the report on Schedule 13G by Dodge & Cox, as of February 11, 2021.

(6)	Based solely on information included in (i) the Schedule V “Report of participation in the capital stock of issuers” of the
Comisión Nacional Bancaria y de Valores, commonly known as the CNBV regulations for issuers as of April 20, 2020 by Cascade Investment, L.L.C. with respect to holdings by Cascade Investment, L.L.C., and (ii) the report on Form 13F filed on February 12, 2021 by the Bill and Melinda Gates Foundation Trust.

(7)	Based solely on information included in the report on Schedule 13G by Blackrock, Inc. as of January 29, 2021.

(8)	Based solely on information included in the report on Schedule 13G by FPR Partners LLC as of February 16, 2021.

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

We believe that as of March 31, 2021, approximately 320.4 million of GDSs were held of record by 68 persons with U.S. addresses. Those GDSs represent 33.1% of the outstanding Series “A” Shares, 61.8% of the outstanding Series “B” Shares, 64.4% of the outstanding Series “D” Shares and 64.4% of the outstanding Series “L” Shares of the Company. Before giving effect to the 2004 recapitalization, substantially all of the outstanding Series “A” Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long-Term Retention Plan, as described under “Major Stockholders and Related Party Transactions” and “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan”. For more information regarding our 2004 recapitalization, please refer to our Form 6-K filed with the SEC on March 25, 2004.

Related Party Transactions

Transactions and Arrangements with Univision. We have in the past and on an ongoing basis entered into transactions with Univision in the ordinary course of business. In December 2010, the Company and Univision announced the completion of certain agreements among related parties by which, among other transactions, the Company made an investment in BMP (now known as Univision Holdings, Inc., or UHI) the parent company of Univision, and the PLA between the Company and Univision was amended and extended through the later of 2025 or 90 months after the Company voluntarily sells two-thirds of its equity interests in UHI. Univision became a related party to the Company as of December 2010 as a result of these transactions. For a description of our arrangements with Univision, see “Information on the Company — Business Overview — Univision”.

Transactions and Agreements With Our Directors and Officers. During 2020, we entered into contracts leasing office space directly or indirectly from certain of our directors and officers. These leases have aggregate annual lease payments for 2021 equal to approximately Ps.34.6 million. We believe that the terms of these leases are comparable to terms that we would have entered into with third parties for similar leases.

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

Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Stockholders

Consulting Services. Instituto de Investigaciones Sociales, S.C., a consulting firm which is controlled by Ariana Azcárraga De Surmont, the sister of Emilio Azcárraga Jean, has from time to time during 2020 provided consulting services and research in connection with the effects of our programming, especially dramas, on our viewing audience. Instituto de Investigaciones Sociales, S.C. provided us with such services in 2020, and we expect to continue these arrangements through 2021.

Citibanamex participation in Syndicated Loan. In June 2019, the Company entered into a long-term credit agreement with a syndicate of banks, including Citibanamex with maturity in 2024. An affiliate of Citibanamex also acted as joint lead arranger and joint book runner with other banks. This loan was made on terms substantially similar to those offered by Citibanamex to third parties. Emilio Azcárraga Jean, our Executive Chairman of the Board, is a member of the Board of Citibanamex. One of our former directors, Roberto Hernández Ramírez, is the Honorary Chairman of the Board of Citibanamex. Mr. Hernández was also a member of the Board of, and the beneficial owner of less than 1% of the outstanding capital stock of, Citigroup, Inc., the entity that indirectly controls Citibanamex. For a description of amounts outstanding under, and the terms of, our existing credit facilities with Citibanamex, see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

Loans from Banorte. In 2015, Banorte and TVI entered into a loan agreement with a maturity date of 2022. This loan was made on terms substantially similar to those offered by Banorte to third parties. Alfonso de Angoitia Noriega, our Executive Vice President, Guadalupe Phillips Margain and Carlos Hank González, Members of the Board of the Company, are members and Carlos Hank González is President of the Board of Banorte. As of December 31, 2020, U.S.$42.8 million was outstanding under the loan.

Advertising Services. Several members of our current Board serve as members of the Boards and/or are stockholders of other companies. See “Directors, Senior Management and Employees”. Some of these companies, including Grupo Comercial Chedraui, Grupo Nacional Provincial, Grupo Palacio de Hierro, Rappi, Grupo Financiero Banorte, Grupo Lala, Kimberly-Clark de México, CitiBanamex and Grupo Axo, among others, purchased advertising services from us in connection with the promotion of their respective products and services from time to time in 2020, and we expect that this will continue to be the case in the future.

Legal and Advisory Services. During 2020, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Ricardo Maldonado Yáñez, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., serves also as Secretary of our Board of Directors and Secretary to the Executive Committee of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services.

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

Trading prices of the CPOs and the GDSs are influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See “Key Information — Risk Factors — Risk Factors Related to Mexico — Economic and Political Developments in Mexico May Adversely Affect Our Business”. We believe that as of March 31, 2021, approximately 320.4 million GDSs were held of record by 68 persons with U.S. addresses.

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

Market Regulation and Registration Standards

To offer securities to the public in Mexico, an issuer must meet specific qualitative and quantitative requirements, and generally only securities for which an application for registration in the National Registry of Securities, or NRS, maintained by the CNBV has been approved by the CNBV may be listed on the Mexican Stock Exchange or on the Institutional Stock Exchange. As of the date of this report, we are only listed on the Mexican Stock Exchange, and therefore we must only comply with the CNBV´s and the Mexican Stock Exchange´s rules and regulations for approval. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities or the solvency of the issuer.

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

Likewise, if the securities of an issuer are traded on any of the Stock Exchanges in Mexico and additionally on a foreign securities market, then that issuer must generally file with the CNBV and the corresponding Stock Exchange in Mexico on a simultaneous basis the information that it is required to file pursuant to the laws and regulations of the relevant other jurisdiction.

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

Organization and Register

Grupo Televisa , S.A.B. was originally incorporated as a sociedad anónima, or limited liability corporation under the laws of Mexico in accordance with the Mexican Companies Law and later adopted the form of sociedad anónima bursátil, or limited liability stock corporation in accordance with the Ley del Mercado de Valores, or the Mexican Securities Market Law. It was incorporated under Public Deed Number 30,200, dated December 19, 1990, granted before Notary Public Number 73 of Mexico City, and registered with the Public Registry of Commerce of Mexico City, under Commercial Page (folio mercantil) Number 142,164. We have a general corporate purpose, the specifics of which can be found in Article Four of our bylaws.

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

The two directors and corresponding alternate directors elected by each of the holders of the Series “D” Shares and the Series “L” Shares are elected at a special meeting of those holders which takes place annually. Special meetings of holders of Series “D” Shares and Series “L” Shares must also be held to approve the cancellation from registration of the Series “D” Shares or Series “L” Shares or the securities representing any of such shares with the NRS, as the case may be, and in the case of Series “D” Shares, with any other Mexican or foreign stock exchange in which such shares or securities are registered. Except as otherwise required by law, all other matters on which holders of Series “L” Shares or Series “D” Shares are entitled to vote must be considered at an extraordinary general meeting. Holders of Series “L” Shares and Series “D” Shares are not entitled to attend or to address meetings of stockholders at which they are not entitled to vote. Under Mexican law, holders of Series “L” Shares and Series “D” Shares are entitled to exercise certain minority protections. See “— Other Provisions — Appraisal Rights and Other Minority Protections”.

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

Other Rights of Stockholders. Under Mexican law, holders of shares of any series are also entitled to vote as a class in a special meeting governed by the same rules that apply to extraordinary general meetings, as described below, on any action that would prejudice the rights of holders of shares of such series, but not rights of holders of shares of other series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. Generally, the determination of whether a particular stockholder action requires a class vote on these grounds could initially be made by the Board of Directors or other party calling for stockholder action. In some cases, under the Mexican Securities Market Law and the Mexican Companies Law, the Board of Directors, the Audit Committee, the Corporate Practices Committee, or a Mexican court on behalf of those stockholders representing 10% of our capital stock can call a special meeting. A negative determination would be subject to judicial challenge by an affected stockholder, and the necessity for a class vote would ultimately be determined by a court. There are no other procedures for determining whether a particular proposed stockholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

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

Holders of CPOs. Holders of CPOs who are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their shares are entitled to exercise voting rights with respect to the Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares underlying their CPOs. The CPO Trustee will vote such shares as directed by Mexican holders of CPOs, which must provide evidence of Mexican nationality. Non-Mexican holders of CPOs may only vote the Series “L” Shares held in the CPO Trust and are not entitled to exercise any voting rights with respect to the Series “A” Shares, Series “B” Shares and Series “D” Shares held in the CPO Trust. Voting rights in respect of these Series “A” Shares, Series “B” Shares and Series “D” Shares may only be exercised by the CPO Trustee. Series “A” Shares, Series “B” Shares and Series “D” Shares underlying the CPOs of non-Mexican holders or holders that do not give timely instructions as to voting of such Shares, will be voted by the individuals designated by the CPO Trust’s Technical Committee (which consists of members of the Board of Directors and/or Executive Committee, who must be Mexican nationals), and at any general shareholders meeting where such series has the right to vote in the same manner as the majority of the outstanding Series “A” Shares held by Mexican nationals or Mexican corporations (directly, or through the CPO Trust, as the case may be) are voted at the relevant meeting. Series “L” Shares underlying the CPOs of any holders that do not give timely instructions as to the voting of such Shares will be voted by the individuals designated by the CPO Trust’s Technical Committee (which consists of members of the Board of Directors and/or Executive Committee, who must be Mexican nationals), as instructed by such Technical Committee of the CPO Trust. The CPO Trustee must receive voting instructions five business days prior to the stockholders’ meeting. Holders of CPOs that are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their Shares also must provide evidence of nationality, such as a copy of a valid Mexican passport or birth certificate, for individuals, or a copy of the bylaws, for corporations.

As described in “Major Stockholders and Related Party Transactions,” Series “A” Shares held through the Azcárraga Trust constitute a majority of the Series “A” Shares whose holders are entitled to vote, because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying Series “A” Shares. Accordingly, the vote of Series “A” Shares held through the Azcárraga Trust generally will determine how the Series “A” Shares underlying our CPOs are voted.

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

The Depositary will mail information on stockholders’ meetings to all holders of GDRs. At least six business days prior to the relevant stockholders’ meeting, GDR holders may instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the CPOs represented by their GDSs, and the underlying Shares. Since the CPO Trustee must also receive voting instructions five business days prior to the stockholders’ meeting, the Depositary may be unable to vote the CPOs and underlying Shares in accordance with any written instructions. Holders of GDSs that are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their Shares are entitled to exercise voting rights with respect to the Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares underlying the CPOs represented by their GDSs. Such Mexican holders also must provide evidence of nationality, such as a copy of a valid Mexican passport or birth certificate, for individuals, or a copy of the bylaws, for corporations.

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

Non-Mexican states and governments are prohibited under our bylaws and the LFTR from owning Shares of the Company and are, therefore, prohibited from being the beneficial or record owners of Series “A” Shares, Series “B” Shares, Series “D” Shares, Series “L” Shares, CPOs and GDSs. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortés y Fuentes, S.C., that ownership of Series “A” Shares, Series “B” Shares, Series “D” Shares, Series “L” Shares, CPOs and GDSs by pension or retirement funds organized for the benefit of employees of non-Mexican state, municipal or other governmental agencies will not be considered as ownership by non-Mexican states or governments for the purpose of our bylaws or the LFTR.

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

Failure to comply is subject to a penalty of forfeiture of such a stockholder’s capital interests in favor of Mexico. In the opinion of Mijares, Angoitia, Cortés y Fuentes, S.C., our Mexican counsel, under this provision a non-Mexican stockholder is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the stockholder’s rights as a stockholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in the Company. If the stockholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government.

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

Conflicts of Interest. Under Mexican Law, any stockholder that votes on a transaction in which his, her or its interests conflict with our interests may be liable for damages, but only if the transaction would not have been approved without his, her or its vote. In addition, any member of the Board of Directors that votes on a transaction in which his, her or its interests conflict with our interests may be liable for damages. The Securities Market Law also imposes a duty of care and a duty of loyalty on directors as described in “Directors, Senior Management and Employees — Our Board of Directors — Duty of Care and Duty of Loyalty”. In addition, pursuant to the Mexican Securities Market Law, the Board of Directors, with input from the Corporate Practices Committee, must review and approve certain transactions and arrangements with related parties that meet certain thresholds. See “Directors, Senior Management and Employees — Our Board of Directors — Meetings; Actions Requiring Board Approval”.

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

Because the CPO Trustee must vote at a general stockholders’ meeting, the Series “A” Shares, Series “B” Shares and Series “D” Shares held by non-Mexicans through the CPO Trust will be voted by the individuals appointed by the Technical Committee of the CPO Trust, in the same manner as the majority of the Series “A” Shares held by Mexican nationals (directly, or through the CPO Trust, as the case may be). As a result, the Series “A” Shares, Series “B” Shares and Series “D” Shares underlying CPOs held by non-Mexicans will not be voted against any change that triggers the appraisal rights of the holders of these Shares. Therefore, these appraisal rights will not be available to holders of CPOs (or GDRs) with respect to Series “A” Shares, Series “B” Shares or Series “D” Shares.

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

Either the Chairman, the Secretary or the Alternate Secretary of our Board of Directors must call a Board meeting within 10 calendar days following the receipt of the written notice and the Board meeting must be held within 45 calendar days following the call. Action by written consent is not permitted. With the exception of acquisitions that must be approved by the general extraordinary stockholders’ meeting as described below in “— Stockholder Notices, Meetings, Quorum Requirements and Approvals” in order to proceed with any acquisition of Shares that require Board authorization as set forth in our bylaws, such acquisition must be approved by at least the majority of the members of our Board present at a meeting at which at least 75% of the members of our Board are present. Such acquisitions must be acted upon by our Board within 60 calendar days following the receipt of the written notice described above, unless the Board determines that it does not have sufficient information upon which to base its decision. In such case, the Board shall deliver a written request to the potential acquiror for any additional information that it deems necessary to make its determination. The 60 calendar days referred to above will commence following the receipt of the additional information from the potential acquiror to render its decision.

Stockholder Notices, Meetings, Quorum Requirements and Approvals. In the event: (i) of a proposed acquisition of Shares that would result in a “change of control”; (ii) that our Board cannot hold a Board meeting for any reason; (iii) of a proposed acquisition by a competitor and having certain characteristics; or (iv) that the Board determines that the proposed acquisition must be approved by our stockholders at a general extraordinary stockholders’ meeting, among others, then the proposed acquisition must be approved by the holders of at least 75% of our outstanding common Shares at a general extraordinary stockholders’ meeting (both in the case of first and subsequent calls) at which the holders of at least 85% of our outstanding common Shares are present. In addition, any proposed merger, spin-off, or capital increase or decrease which results in a change of control must also be approved by the holders of at least 75% of our outstanding common Shares at a general extraordinary stockholders’ meeting (both in the case of first and subsequent calls) at which the holders of at least 85% of our outstanding common Shares are present. Pursuant to our bylaws, a “change of control” is defined as the occurrence of any of the following: (i) the acquisition or transfer of ownership of a majority of our outstanding common Shares; (ii) the ability of a person, entity or group, other than the person who currently has the ability to, directly or indirectly, elect a majority of the members of our Board of Directors, to elect a majority of the members of our Board of Directors; or (iii) the ability of a person, entity or group, other than the person who currently has the ability to, directly or indirectly, determine our administrative decisions or policies, to determine our administrative decisions or policies. In the event that the general extraordinary stockholders’ meeting must approve the proposed acquisition, either the Chairman, the Secretary or the Alternate Secretary of our Board of Directors must publish a call for a general extraordinary stockholders’ meeting in the Official Gazette of the Federation and two other newspapers of general circulation in Mexico City at least 30 calendar days prior to such meeting (both in the case of first and subsequent calls). Once the call for the general extraordinary stockholders’ meeting has been published, all information related to the agenda for the meeting must be available for review by the holders of common Shares at the offices of our Secretary.

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

Material Contracts

We have been granted a number of concessions by the Mexican government that authorizes us to broadcast our programming over our television stations and our cable and DTH systems. These concessions are described under “Information on the Company — Business Overview — Regulation”. If we are unable to renew, or if the Mexican government revokes, any of the concessions for our significant television stations, our business would be materially adversely affected. See “Key Information — Risk Factors — Risk Factors Related to Our Business — The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

We operate our DTH satellite service in Mexico, Central America and the Dominican Republic through a partnership with DIRECTV. See “Information on the Company — Business Overview — Our Operations — Sky”.

In October 2017, we issued Ps.4,500 million aggregate principal amount of 8.79% local bonds (Certificados Bursátiles) due 2027. In November and December 2017, we entered into long-term debt bilateral agreements, with Scotiabank, HSBC and Santander in the aggregate principal amount of Ps.$2,500, Ps.$2,000 and Ps.$1,500 million, respectively, with maturities between 2022 and 2023 bearing interest at an annual rate of TIIE plus a range between 125 and 130 basis points. In March 2018, the Company entered into a RCF with a syndicate of banks for up to an amount equivalent to U.S.$583 million payable in Mexican pesos, for a three-year term. The RCF was subsequently upsized to U.S.$618 million payable in Mexican pesos, and extended by a year. This facility bears interest at a floating rate based on a spread of 87.5 or 112.5 basis points over the 28-day TIIE rate depending on our net leverage ratio. In March 2020, the Company drew down the RCF as a prudent and precautionary measure in order to increase our cash position and preserve financial flexibility in light of current uncertainty in the global and local markets resulting from the COVID-19 outbreak. The aggregate principal amount was Ps.14,770.7 million, with maturity in the first quarter of 2022. In October 2020, the Company prepaid the RCF in full. We retained the right to reborrow the total amount under the facility, which remains available through March 2022. In May 2019, we issued U.S.$750 million aggregate principal amount of 5.25% Senior Notes due 2049. In June 2019, we entered into a credit agreement for a five-year term loan with a syndicate of banks in an amount of Ps.$10,000 million. For a description of the material terms of the amended indentures related to our 6.625% Senior Notes due 2025, our 4.625% Senior Notes due 2026, our 8.5% Senior Notes due 2032, our 8.49% Senior Notes due 2037, our 6.625% Senior Notes due 2040, our 7.38% local bonds (Certificados Bursátiles) due 2020, our 7.25% Senior Notes due 2043, our 28-day TIIE plus 0.35% local bonds (Certificados Bursátiles) due 2021 and 2022, our 5.0% Senior Notes due 2045, our 6.125% Senior Notes due 2046 and our 8.79% local bonds due 2027, as well as the description of the material terms for the Company’s subsidiaries debt and lease liabilities see “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Refinancings” and “Operating and Financial Review and Prospects — Results of Operations — Liquidity, Foreign Exchange and Capital Resources — Indebtedness”.

Our transactions and arrangements with related parties are described under “Major Stockholders and Related Party Transactions — Related Party Transactions”.

For a description of our material transactions and arrangements with Univision, see “Information on the Company — Business Overview — Univision”.

Legal Proceedings

On March 5, 2018, a purported stockholder class action lawsuit was filed in the United States District Court for the Southern District of New York (the “District Court”) alleging securities law violations in connection with allegedly misleading statements and/or omissions in the Company’s public disclosures. The lawsuit alleges that the Company and two of its executives failed to disclose alleged involvement in bribery activities relating to certain executives of Fédération Internationale de Football Association (“FIFA”), and wrongfully failed to disclose weaknesses in the Company’s internal control over its financial reporting as of December 31, 2016. On May 17, 2018, the District Court appointed a lead plaintiff for the putative stockholder class. On August 6, 2018, the lead plaintiff filed an amended complaint. The Company thereupon filed a motion to dismiss the amended complaint. On March 25, 2019, the District Court issued a decision denying the Company’s motion to dismiss, holding that plaintiff’s allegations, if true, were sufficient to support a claim. The parties have begun to exchange discovery materials, and the discovery process has continued into 2021. On June 8, 2020, the District Court issued a decision denying class certification, based on the inadequacy of the proposed class representative. On June 29, 2020, the District Court issued a decision granting class certification to a different class representative. The Company sought permission for leave to appeal the District Court's order. On October 6, 2020, the United States Court of Appeals for the Second Circuit denied the Company’s request for leave to appeal the District Court’s class certification order.

The Company continues to believe that the lawsuit, and the material allegations and claims therein, are without merit and intends to continue vigorously defending against the lawsuit. With regard to plaintiff’s allegations regarding FIFA, outside counsel long previously investigated the circumstances surrounding the Company’s acquisition of the Latin American media rights for the Canada, Mexico and USA 2026 FIFA World Cup and 2030 FIFA World Cup and uncovered no credible evidence that would form the basis for liability for the Company or for any executive, employee, agent or subsidiary thereof. In particular, the Company itself made no payment to any FIFA person and in no way knew of, or condoned, any payment by any third party to any FIFA person. The Company also notes that no proceedings have been initiated against it by any governmental agency.

There are several legal actions and claims pending against us which are filed in the ordinary course of business. In our opinion, none of these actions and claims are expected to have a material adverse effect on our financial statements as a whole; however, we are unable to predict the outcome of any of these legal actions and claims.

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

When dividends are paid from our previously taxed net earnings account we will not be required to pay any Mexican corporate income tax on the dividends. During 2021, if dividends are not paid from our previously taxed net earnings account we will be required to pay a 30% Mexican corporate income tax (“CIT”) on the grossed-up dividends with the factor 1.4286.

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

In compliance with the procedures and controls established by our Investments, Risk Management and Treasury Committee, in 2018, 2019 and 2020, we entered into certain derivative transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in interest rates, foreign currency exchange rates, and inflation rates. Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility. See Notes 2(w), 4 and 15 to our consolidated year-end financial statements.

Foreign Currency Exchange Rate Risk and Interest Rate Risk

During January and April 2012, in connection with TVI’s variable rate bank loan with Banorte due 2016, TVI entered into interest rate swap agreements on a notional amount of Ps.500.0 million and Ps.800.0 million, respectively. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of four years at an interest rate of 6.9315%. In May 2015, the variable rate bank loan was prepaid but this agreement continued because a new variable rate bank loan with Banorte due 2022 was agreed and it covered the same exposure until February 2016. In October 2016, the Company entered as a guarantor on the bank loan due 2022 with Banorte, and as a consequence, the interest rate payable decreased 30 bps as of October 2016. In August 2015 and March 2017, TVI entered into interest rate swap agreements on a notional amount of Ps.250.0 million and Ps.750.0 million, respectively. These agreements also involved the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments at an interest rate of 7.8469%. On April 5, 2017, TVI entered into an interest rate swap agreement on a notional amount of Ps.742.0 million that allowed us to fix all coupon payments at an interest rate of 8.0250%.

The net fair value of the interest rate swap was a liability of Ps.17.5 million as of March 31, 2021, Ps.25.5 million as of December 31 2020 and a liability of Ps.6.0 million as of December 31, 2019. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.3.6 million as of March 31, 2021 and Ps.4.5 million as of December 31, 2020. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During the second semester of 2013 and the second semester of 2014, in connection with TVI’s variable rate bank loans with HSBC due 2019, TVI entered into interest rate swap agreements on notional amounts of Ps.500.0 million and Ps.300.0 million, respectively. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. In December 2016, the Company entered as a guarantor on the bank loans with HSBC, and as a consequence, the interest rate payable decreased by 30 bps as of December 2016. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 6.3640%. In the second half of 2019, the bank loan and the interest rate swaps matured.

During April 2014 and March 2015, in connection with the local bonds (Certificados Bursátiles) issued by the Company due 2021, we entered into interest rate swap agreements on a notional amount of Ps.3,000.0 million and Ps.3,000.0 million, respectively. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of seven years at an interest rate of 6.2851%. In the second half of 2019, the bond was fully prepaid and the interest rate swap was unwound.

During June 2015, the first quarter of 2016 and the first quarter of 2017, in connection with the local bonds (Certificados Bursátiles) issued by the Company due 2022, we entered into interest rate swap agreements on a notional amount of Ps.1,000.0 million, Ps.1,500 million and Ps.2,500 million respectively. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments at an interest rate of 6.9216%. In the second half of 2019, the bond was fully prepaid and the interest rate swap was unwound.

During the second half of 2015, in connection with two of TVI’s variable rate bank loans with Santander due 2019 and 2020, TVI entered into interest rate swap agreements on notional amounts of Ps.250.0 million each. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. In September 2016, the Company entered as a guarantor on the bank loans with Santander, and as a consequence, the interest rate payable decreased 10 bps as of September 2016. These agreements allowed us to fix the coupon payments at an interest rate of 6.3975% and 6.68%, respectively. In the third quarter of 2019, one of the loans with a notional amount of Ps.250.0 million and the related interest rate swaps matured. During the second quarter of 2020, the loan with a notional amount of Ps. 250.0 million and the related interest rate swap matured.

During 2018, in connection with all the Senior Notes issued by the Company in U.S. Dollars, we entered into forward exchange rate agreements on a notional amount of U.S.$224.0 million. These agreements allowed us to fix the exchange rate of coupon payments due in the 2019 on an average of Ps.19.68 per U.S.$1.00. During 2019 we entered into forward exchange rate agreements on a notional amount of U.S.$218.7 million. These agreements allowed us to fix the exchange rate of coupon payments due until October 2020 on an average of Ps.19.93 per U.S.$1.00. During 2020, we entered into forward exchange rate agreements on a notional amount of U.S.$330.5 million. These agreements allowed us to fix the exchange rate of coupon payments until March 2022 on an average of Ps. 22.59 per U.S.$1.00.

As of March 31, 2021, the notional amount outstanding for these agreements was U.S.$243.5 million that allowed us to fix the exchange rate on an average of Ps.22.43 per U.S.$1.00. The net fair value of the forward exchange rate agreements was a liability of Ps.376.3 million as of March 31, 2021 and a liability of Ps.714.8 million as of December 31, 2020. The potential loss in fair value for such instruments from a hypothetical 3.0% adverse change in market exchange rate would be approximately Ps.139.2 million as of March 31, 2021 and Ps.180.8 million as of December 31, 2020. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2020, the Company entered into forward exchange rate agreements primarily for capital expenditures expected to be made during 2021 and part of the first quarter of 2022. As of March 31, 2021 and December 31, 2020, the notional amount outstanding was U.S.$273.1 million and U.S.$344.9 million, respectively, the net fair value of these agreements was a liability of Ps.421.3 million and a liability of Ps.706.3 million, respectively. The potential loss in fair value for such instruments from a hypothetical 3.0% adverse change in market exchange rate would be approximately Ps.155.2 million as of March 31, 2021 and Ps.194.8 million as of December 31, 2020. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During the last quarter of 2017, in connection with the variable rate bank loan with HSBC due 2022, the Company entered into interest rate swap agreements on notional amounts of Ps.2,000.0 million. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 8.6275%

The net fair value of the interest rate swap was a liability of Ps.76.1 million as of March 31, 2021, Ps. 109.1 million as of December 31, 2020 and a liability of Ps.38.5 million as of December 31, 2019. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.14.8 million as of March 31, 2021 and Ps.17.0 million as of December 31, 2020. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

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

The net fair value of the interest rate swap was a liability of Ps. 59.6 million as of March 31, 2021, Ps.86.2 million as of December 31, 2020 and a liability of Ps.30.7 million as of December 31, 2019. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.12.2 million as of March 31, 2021 and Ps.13.5 million as of December 31, 2020. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

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

The net fair value of the interest rate swap was a liability of Ps.128.6 million as of March 31, 2021, Ps.180.9 million as of December 31, 2020 and a liability of Ps.83.1 million as of December 31, 2019. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps. 22.1 million as of March 31, 2021 and Ps.23.9 million as of December 31, 2020. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During the third quarter of 2019, in connection with the variable rate syndicate loan due 2024, the Company entered into three interest rate swap agreements on notional amounts of Ps.2,000.0 million each. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 7.3873%. During the fourth quarter of 2020, the Company entered into one interest rate swap agreement on the notional amount of Ps.4,000 million. This agreement involves the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. With this last agreement the syndicate loan is fully hedged until its maturity at an interest rate of 6.7620%.

The net fair value of the interest rate swap was a liability of Ps. 373.4 million as of March 31, 2021, and Ps.762.8 million as of December 31, 2020. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.168.7 million as of March 31, 2021 and Ps.185.5 million as of December 31, 2020. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During the first quarter of 2020, the Company drew down from its RCF for an amount of Ps.14,771 million due 2022. In connection with the RCF, the company entered into interest rate swap agreements for the full amount. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a two year period at an interest rate of 6.0738%. The RCF was fully prepaid during the fourth quarter of 2020, during the same quarter we unwound two of the hedges for a notional amount of Ps. 5,385 million. We kept the remaining position until 2022 at an interest rate of 6.0246%.

The net fair value of the interest rate swap was a liability of Ps.135.9 million as of March 31, 2021 and Ps.204.2 million as of December 2020. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.44.4 million as of March 31, 2021 and Ps.64.9 million as of December 31, 2020. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During 2020, Empresas Cablevisión entered into forward exchange rate agreements primarily for capital expenditures expected to be made during 2021 and part of the first quarter of 2022. As of March 31, 2021 and December 31, 2020, the notional amount outstanding was U.S.$76.0 million and U.S.$ 96.8 million, respectively, the net fair value of these agreements was a liability of Ps.110.1 million, and a liability of Ps190.7 million, respectively. The potential loss in fair value for such instruments from a hypothetical 3.0% adverse change in market exchange rate would be approximately Ps.44.4 million as of March 31, 2021 and Ps. 52.8 million as of December 31, 2020. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2020, TVI entered into forward exchange rate agreements primarily for capital expenditures expected to be made during 2021 and part of the first quarter of 2022. As of March 31, 2021 and December 31, 2020, the notional amount outstanding was U.S.$69.4 million and U.S.$ 88.4 million, respectively, the net fair value of these agreements was a liability of Ps.106.4 million and a liability of Ps. 176.9 million, respectively. The potential loss in fair value for such instruments from a hypothetical 3.0% adverse change in market exchange rate would be approximately Ps.40.2 million as of March 31, 2021 and Ps. 49.4 million as of December 31, 2020. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2020, Corporación Novavision entered into forward exchange rate agreements primarily for capital expenditures expected to be made during 2021 and a fraction of the first quarter of 2022. As of March 31, 2021 and December 31, 2020, the notional amount outstanding is U.S.$105.0 million and U.S.$ 135.0 million respectively, the net fair value of these agreements was a liability of Ps.190.9 million and a liability of Ps. 318.7 million, respectively. The potential loss in fair value for such instruments from a hypothetical 3.0% adverse change in market exchange rate would be approximately Ps.60.4 million as of March 31, 2021 and Ps. 74.7 million as of December 31, 2020. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2020 and 2019. These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

December 31, 2020	Carrying value(2)		Fair value(3)		Increase (decrease) of fair value over carrying value		Increase (decrease) of fair value over carrying value assuming a hypothetical 10% increase in fair value
Assets:
Long-term loan and interest receivable from GTAC	Ps.	821.3	Ps.	824.1	Ps.	2.8	Ps.	85.2
Open-Ended Fund		1,135.8		1,135.8		—		—
Other equity instruments		5,397.5		5,397.5		—		—
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2025		11,969.6		14,609.8		2,640.2		4,101.2
Senior Notes due 2026		5,984.8		6,840.9		856.1		1,540.1
Senior Notes due 2032		5,984.8		9,193.4		3,208.6		4,128.0
Senior Notes due 2040		11,969.6		16,781.0		4,811.4		6,489.5
Senior Notes due 2045		19,949.3		24,282.9		4,333.6		6,761.9
Senior Notes due 2046		17,954.4		24,970.9		7,016.6		9,513.7
Senior Notes due 2049		14,962.0		18,978.7		4,016.7		5,914.6
Peso-denominated debt:
Notes due 2027		4,500.0		5,035.9		535.9		1,039.4
Senior Notes due 2037		4,500.0		4,087.6		(412.4)		(3.7)
Senior Notes due 2043		6,500.0		5,150.9		(1,349.1)		(834.1)
Long-term notes payable to Mexican Banks		19,602.9		19,801.1		198.2		2,178.4
Lease Liabilities		9,292.4		9,343.1		50.7		985.1
Derivative financial instruments (1)		3,476.2		3,476.2		—		—

December 31, 2019	Carrying value(2)		Fair value(3)		Increase (decrease) of fair value over carrying value		Increase (decrease) of fair value over carrying value assuming a hypothetical 10% increase in fair value
Assets:
Warrants issued by UHI	Ps.	33,775.4	Ps.	33,775.4	Ps.	—	Ps.	—
Long-term loan and interest receivable from GTAC		872.3		875.6		3.3		90.8
Open-Ended Fund		4,688.2		4,688.2		—		—
Other equity instruments		5,751.0		5,751.0		—		—
Derivative financial instruments (1)		4.6		4.6		—		—
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2025		11,330.3		13,243.6		1,913.3		3,237.7
Senior Notes due 2026		5,665.1		6,079.9		414.8		1,022.7
Senior Notes due 2032		5,665.1		7,571.3		1,906.2		2,663.3
Senior Notes due 2040		11,330.3		14,139.3		2,809.0		4,222.9
Senior Notes due 2045		18,883.8		19,739.0		855.2		2,829.1
Senior Notes due 2046		16,995.4		20,565.3		3,569.9		5,626.4
Senior Notes due 2049		14,162.9		15,364.4		1,201.5		2,738.0
Peso-denominated debt:
Notes due 2027		4,500.0		4,656.4		156.4		622.0
Senior Notes due 2037		4,500.0		4,133.4		(366.6)		46.7
Senior Notes due 2043		6,500.0		4,853.5		(1,646.5)		(1,161.2)
Long-term notes payable to Mexican Banks		22,845.4		23,012.7		167.3		2,468.6
Lease Liabilities		9,363.5		9,120.9		(242.6)		669.5
Other notes payable		1,324.1		1,295.8		(28.3)		101.3
Derivative financial instruments (1)		915.3		915.3		—		—

(1)	Given the nature and the tenor of these derivatives, an increase of 10% in the interest and/or exchange rates would not be an accurate sensitivity analysis.

(2)	The carrying value of debt is stated in this table at its principal amount.

(3)	The fair value of the Senior Notes and Notes due by the Group are within Level 1 of the fair value hierarchy as there is a quoted market price for them. The fair value of the lease liabilities are within Level 2 of the fair value hierarchy and has been estimated based on cash flows discounted using an estimated weighted average cost of capital. The fair value of held-to-maturity securities are within Level 1 of the fair value hierarchy, and were based on market interest rates to the listed securities.

We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

	Year Ended December 31,
	2020			2019

	(In millions of U.S. Dollars)
U.S. Dollar-denominated and U.S. Dollar-equivalent monetary assets, primarily cash and cash equivalents, and non-current investments in financial instruments(1)	U.S.$	1,125.1	U.S.$	1,253.3
U.S. Dollar-denominated and U.S. Dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, lease liabilities, and other liabilities(2)(3)		(5,115.9)		(5,231.8)
Net liability position	U.S.$	(3,990.8)	U.S.$	(3,978.5)

(1)	In 2020 and 2019, include U.S. Dollar equivalent amounts of U.S.$24.5 million and U.S.$57.6 million, respectively, related to other foreign currencies, primarily Euros.

(2)	In 2020 and 2019, include U.S. Dollar equivalent amounts of U.S.$2.0 million and U.S.$5.0 million, respectively, related to other foreign currencies, primarily Euros.

(3)	In 2020 and 2019, monetary liabilities included U.S.$1,130.9 million (Ps.22,559.9 million) and U.S.$2,470.6 million (Ps.46,653.3 million), respectively, related to long-term debt designed as a hedging instrument of the Group’s investments in UHI and the initial investment in Open-Ended Fund (see Note 14 to our consolidated year-end financial statements).

At December 31, 2020, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.5,705.3 million. At December 31, 2019, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.2,847.5 million.

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

The Bank of New York Mellon, as depositary, pays us an agreed amount as reimbursement for certain expenses we incur related to our being a publicly-listed entity in the United States, including, but not limited to, internal and out-of-pocket investor relations expenses, corporate finance and accounting expenses, legal expenses, annual NYSE listing fees, Sarbanes-Oxley compliance, travel expenses related to presentations to rating agencies and investors, road show presentations, or any other similar or related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2020, we did not receive any reimbursement.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on the evaluation as of December 31, 2020, our Co-Chief Executive Officers and Principal Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined under Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to provide reasonable assurance that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Co-Chief Executive Officers and the Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2020.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16.A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Francisco José Chevez Robelo is our audit committee financial expert. Mr. Francisco José Chevez Robelo is “independent” and meets the requisite qualifications as defined in Item 16A of Form 20-F.

Item 16.B.	Code of Ethics

In 2020, we adopted a new version of our Code of Ethics as part of our practice of constant review. The Code of Ethics applies to our directors and all of our officers and employees, including our principal executive officers, principal financial officer, and principal accounting officer.

The 2020 amendments consist of (i) improvements to the Code of Ethics’ structure, to provide for a better and simpler understanding thereof, and (ii) updates on key topics.

We did not grant any waivers to our Code of Ethics during the fiscal year ended December 31, 2020.

You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

Grupo Televisa, S.A.B.
Avenida Vasco de Quiroga, No. 2000
Colonia Santa Fe, 01210 Mexico City, Mexico.
Telephone: (+52) 55 5261-2000.

In addition, the English version of the code of ethics can be found at http://www.televisair.com/en/governance/codes-and-bylaws and the Spanish version can be found at http://www.televisair.com/es-ES/governance/codes-and-bylaws.

Item 16.C.	Principal Accountant Fees and Services

KPMG Cárdenas Dosal, S.C. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2019 and 2020.

The chart below sets forth the total amount billed by our independent registered public accounting firms for services performed in the years 2020 and 2019, and breaks down these amounts by category of service:

	2020		2019

	(in millions of Pesos)
Audit Fees	Ps.	97.4	Ps.	103.6
Audit-Related Fees		2.4		5.3
Tax Fees		9.7		5.8
Other Fees		—		6.0
Total	Ps.	109.5	Ps.	120.7

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

We have procedures for the review and pre-approval of any services performed by KPMG Cárdenas Dosal, S.C.. The procedures require that all proposed engagements of KPMG Cárdenas Dosal, S.C. for audit and non-audit services are submitted to the Board of Directors for approval, with the favorable opinion of the Audit Committee prior to the beginning of any such services.

Audit Committee Pre-approval Policies and Procedures

Our audit committee is responsible, among other things, for the oversight of our external auditors. On the other hand, our Board of Directors, with the support of our audit committee, is responsible, among other things, for the appointment and compensation of our external auditors. All services other than the audit related services must receive a specific approval from our Board of Directors, with the favorable opinion of the audit committee. Our external auditor, on a quarterly basis, provides a report to our audit committee in order for our audit committee to review the services that our external auditor is providing, as well as the status and cost of those services.

During 2020, KPMG, with the prior approval by our Board of Directors and the favorable opinion of our Audit Committee, rendered additional services in our favor and in favor of certain of our subsidiaries consisting of the analysis of transfer prices, tax consulting, and social security and local contributions related services, which were for concepts other than the audit of our Financial Statements. KPMG billed us for such services an amount of Ps.$9.7 million, which represents 8.9% of the total amounts that KPMG billed us for on services rendered in 2020.

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

The following table sets forth, for the periods indicated, information regarding purchases of any of our equity securities registered pursuant to Section 12 of the Exchange Act made by us or on our behalf or by or on behalf of any affiliated purchaser (as that term is defined in Rule 10b-18(a)(3) under the Exchange Act):

Purchases of Equity Securities by the Company

Purchase Date	Total Number of CPOs Purchased	Average Price Paid per CPO(1)		Total Number of CPOs Purchased as part of Publicly Announced Plans or Programs(2)	Maximum Number (or Appropriate Peso Value) of CPOs that May Yet Be Purchased Under the Plans or Programs(2)
January 1 to January 31		Ps.		334,707,992	Ps.	20,000,000,000
February 1 to February 28	2,000,000		38.4514	336,707,992		19,923,097,219
March 1 to March 31	3,265,000		36.3534	339,972,992		19,804,403,383
April 1 to April 30				339,972,992		20,000,000,000
May 1 to May 31				339,972,992		20,000,000,000
June 1 to June 30				339,972,992		20,000,000,000
July 1 to July 31				339,972,992		20,000,000,000
August 1 to August 31				339,972,992		20,000,000,000
September 1 to September 30				339,972,992		20,000,000,000
October 1 to October 31				339,972,992		20,000,000,000
November 1 to November 30				339,972,992		20,000,000,000
December 1 to December 31				339,972,992		20,000,000,000
Total	5,265,000	Ps.	37.1504

(1)	The values have not been restated in constant Pesos and therefore represent nominal historical figures.

(2)	Our share repurchase program was announced in September 2002 and does not have an expiration date. On November 13, 2017, we announced our intention to reactivate our share repurchase program. Accordingly, we may, from time to time, at management’s discretion, seek to acquire shares of the Company’s common stock subject to legal, market and other business conditions at the time of purchase. The total amount of our share repurchase program was limited to Ps.20,000,000,000 during 2020, and to Ps.10,000,000,000 for 2021 in accordance with the resolutions that our stockholders approved in the annual shareholders meeting held on April 28, 2021.

Purchases of Equity Securities by Special Purpose Trust

Formed in Connection with Long-Term Retention Plan(1)

Purchase Date	Total Number of CPOs Purchased(2)	Average Price Paid per CPO(3)		Total Number of CPOs Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate Peso Value) of CPOs that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31		Ps.		298,633,851
February 1 to February 28				298,633,851
March 1 to March 31				298,633,851
April 1 to April 30				298,633,851
May 1 to May 31				298,633,851
June 1 to June 30				298,633,851
July 1 to July 31				298,633,851
August 1 to August 31				298,633,851
September 1 to September 30				298,633,851
October 1 to October 31				298,633,851
November 1 to November 30				298,633,851
December 1 to December 31	3,437,991		32.5711	302,071,842
Total	3,437,991	Ps.	32.5711

(1)	See “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan” for a description of the implementation, limits and other terms of our Long-Term Retention Plan.

(2)	Represents open-market purchases by the special purpose trust formed in connection with our Long-Term Retention Plan.

(3)	The values have not been restated in constant Pesos and therefore represent nominal historical figures.

Item 16.F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G.	Corporate Governance

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

We are a Mexican corporation with shares, in the form of CPOs listed on the Bolsa Mexicana de Valores, or Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law, and the regulations issued by the CNBV and the Mexican Stock Exchange. Although compliance is not mandatory, we also substantially comply with the Mexican Code of Principles and Best Corporate Governance Practices (Código de Principios y Mejores Prácticas de Gobierno Corporativo), which was created in January 1999 by a group of Mexican business leaders and was endorsed by the CNBV and last amended in 2018. See “Additional Information — Bylaws” for a more detailed description of our corporate governance practices.

The table below sets forth a description of the significant differences between corporate governance practices required for U.S. companies under the NYSE listing standards and the Mexican corporate governance standards that govern our practices.

NYSE rules	Mexican rules
Listed companies must have a majority of independent directors.	The Mexican Securities Market Law requires that listed companies have at least 25% of independent directors. Our stockholder’s meeting is required to assess the independence of the directors. The definition of “independent” under the Mexican Securities Market Law differs in some aspects from the one applicable to U.S. issuers under the NYSE standard and prohibits, among other relationships, an independent director from being an employee or officer of the company or a stockholder that may have influence over our officers, relevant clients and contractors, as well as certain relationships between the independent director and family members of the independent director. In addition, our bylaws broaden the definition of independent director. Our bylaws provide for an executive committee of our board of directors. The executive committee is currently composed of three members, and there are no applicable Mexican rules that require any of the members to be independent. The executive committee may generally exercise the powers of our board of directors, subject to certain exceptions. Our Co-Chief Executive Officers are members of our board of directors and the executive committee.
Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	The Mexican Securities Law requires that listed companies must have a corporate practices committee. The corporate practices committee of publicly traded corporations (sociedades anónimas bursátiles) which are controlled by a person or group of persons that own 50% (fifty percent) or more of the capital stock of a company, must be composed of a majority of independent members. Otherwise, the Chairman and all the members must be independent.
Listed companies must have a compensation committee composed entirely of independent directors.	The Mexican Code of Principles and Best Corporate Governance Practices recommends listed companies to have a compensation committee. While these rules are not legally binding, companies failing to comply with the Mexican Code of Principles and Best Corporate Governance Practices’ recommendation must disclose publicly why their practices differ from those recommended by the Mexican Code of Principles and Best Corporate Governance Practices.
Listed companies must have an audit committee with a minimum of three members and must be independent.	The Mexican Securities Market Law requires that listed companies must have an audit committee. The Chairman and the members must be independent.

NYSE rules	Mexican rules
Non-management directors must meet at regularly scheduled executive sessions without management.	Our non-management directors are not required to meet at executive sessions. The Mexican Code of Principles and Best Corporate Governance Practices does not expressly recommend executive sessions.
Listed companies must require shareholder approval for equity compensation plans, subject to limited exemptions.	Companies listed on the Mexican Stock Exchange are required to obtain shareholder approval for equity compensation plans, provided that such plans are subject to certain conditions.
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Companies listed on the Mexican Stock Exchange are not required to adopt a code of ethics. However, we have adopted a code of ethics which is available free of charge through our offices or in the website provided in Item 16.B above. See “— Code of Ethics” for directions on how to obtain a copy of our code of ethics. Waivers involving any of our executive officers or directors will be made only by our Board of Directors or a designated committee of the Board or as determined in our Code of Ethics.

Item 16.H.	Mine Safety Disclosure

Not applicable.

Part III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of Item 17.

Item 18.	Financial Statements

See pages F-1 through F-85, which are incorporated in this Item 18 by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report appear on the following

(a)       Exhibits.

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	—	English translation of Amended and Restated Bylaws (Estatutos Sociales) of the Registrant, dated as of April 30, 2009 (previously filed with the Securities and Exchange Commission as Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference).
2.1	—	Indenture relating to Senior Debt Securities, dated as of August 8, 2000, between the Registrant, as Issuer, and The Bank of New York, as Trustee (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-4 (File number 333-12738), as amended, and incorporated herein by reference).
2.2	—	Fourth Supplemental Indenture relating to the 8.5% Senior Exchange Notes due 2032 between the Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities Exchange Commission as Exhibit 4.5 to the Registrant’s Registration Statement on Form F-4 (the “2002 Form F-4”) and incorporated herein by reference).

Exhibit Number	Description of Exhibits
2.3	—	Sixth Supplemental Indenture relating to the 8.5% Senior Notes due 2032 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg (previously filed with the Securities and Exchange Commission as Exhibit 4.7 to the 2002 Form F-4 and incorporated herein by reference).
2.4	—	Seventh Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg, dated March 18, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004 (the “2004 Form 20-F”) and incorporated herein by reference).
2.5	—	Eighth Supplemental Indenture relating to the 6 5/8% Senior Notes due 2025 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg, dated May 26, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.9 to the 2004 Form 20-F and incorporated herein by reference).
2.6	—	Ninth Supplemental Indenture relating to the 6.625% Senior Exchange Notes due 2025 between Registrant, as Issuer, The Bank of New York and Dexia Banque Internationale à Luxembourg, dated September 6, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) and incorporated herein by reference).
2.7	—	Tenth Supplemental Indenture related to the 8.49% Senior Notes due 2037 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as of May 9, 2007 (previously filed with the Securities and Exchange Commission as Exhibit 2.9 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).
2.8	—	Eleventh Supplemental Indenture relating to the 8.49% Senior Exchange Notes due 2037 between Registrant, as Issuer, The Bank of New York and The Bank of New York (Luxembourg) S.A., dated as August 24, 2007 (previously filed with the Securities and Exchange Commission as Exhibit 4.12 to the Registrant’s Registration Statement on Form F-4 (File number 333-144460), as amended, and incorporated herein by reference).
2.9	—	Form of Deposit Agreement between the Registrant, The Bank of New York, as depositary and all holders and beneficial owners of the Global Depositary Shares, evidenced by Global Depositary Receipts (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Registration Statement on Form F-6 (File number 333-146130) and incorporated herein by reference).
2.10	—	Fourteenth Supplemental Indenture relating to the 6.625% Senior Notes due 2040 between Registrant, as Issuer, The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., dated as of November 30, 2009 (previously filed with the Securities and Exchange Commission as Exhibit 4.15 to the Registrant’s Registration Statement on Form F-4 (File number 333-164595), as amended, and incorporated herein by reference).
2.11	—	Fifteenth Supplemental Indenture relating to the 6.625% Senior Exchange Notes due 2040 between Registrant, as Issuer, The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., dated as of March 22, 2010 (previously filed with the Securities and Exchange Commission as Exhibit 2.15 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 and incorporated herein by reference).
2.12	—	Sixteenth Supplemental Indenture relating to the 7.25% Peso Denominated Senior Notes due 2043 among the Registrant, as Issuer, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent, the Bank of New York Mellon, London Branch, as London Paying Agent and the Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, dated as of May 14, 2013 (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Form 6-K filed on May 14, 2013 and incorporated herein by reference).
2.13	—	Seventeenth Supplemental Indenture relating to the 5.000% Senior Notes due 2045 among the Registrant, as Issuer, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, dated as of May 13, 2014 (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Form 6-K filed on May 13, 2014 and incorporated herein by reference).

Exhibit Number	Description of Exhibits
2.14	—	Eighteenth Supplemental Indenture relating to the 4.625% Senior Notes due 2026 among the Registrant, as Issuer, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, dated as of November 24, 2015 (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Form 6-K filed on November 24, 2015 and incorporated herein by reference).
2.15	—	Nineteenth Supplemental Indenture relating to the 6.125% Senior Notes due 2046 among the Registrant, as Issuer, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, dated as of November 24, 2015 (previously filed with the Securities and Exchange Commission as Exhibit 4.2 to the Registrant’s Form 6-K filed on November 24, 2015 and incorporated herein by reference).
2.16	—	Twentieth Supplemental Indenture relating to the 5.250% Senior Notes due 2049 among the Registrant, as Issuer, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Luxembourg Paying Agent and Transfer Agent , dated as of May 24, 2019 (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Form 6-K filed on May 24, 2019 and incorporated herein by reference).
2.17	—	Description of the rights of each class of securities registered under Section 12 of the Exchange Act.
4.1	—	Form of Indemnity Agreement between the Registrant and its directors and executive officers (previously filed with the Securities and Exchange Commission as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-4 (File number 33-69636), as amended, and incorporated herein by reference).
4.2	—	Amended and Restated Collateral Trust Agreement, dated as of June 13, 1997, as amended, among PanAmSat Corporation, Hughes Communications, Inc., Satellite Company, LLC, the Registrant and IBJ Schroder Bank and Trust Company (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference).
4.3	—	Amended and Restated Bylaws (Estatutos Sociales) of Innova, S. de R.L. de C.V. (“Innova”) dated as of December 22, 1998 (previously filed with the Securities and Exchange Commission as an Exhibit to Innova’s Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference).
4.4	—	Administration Trust Agreement relating to Trust No. 80375, dated as of March 23, 2004, by and among Nacional Financiera, S.N.C., as trustee of Trust No. 80370, Banco Inbursa, S.A., as trustee of Trust No. F-0553, Banco Nacional de México, S.A., as trustee of Trust No. 14520-1, Nacional Financiera, S.N.C., as trustee of Trust No. 80375, Emilio Fernando Azcárraga Jean, Promotora Inbursa, S.A. de C.V., the Registrant and Grupo Televicentro, S.A. de C.V. (as previously filed with the Securities and Exchange Commission as an Exhibit to Schedules 13D or 13D/A in respect of various parties’ to the Trust Agreement (File number 005-60431) and incorporated herein by reference).
4.5	—	Third Amended and Restated Program License Agreement, dated as of January 22, 2009, by and between Televisa, S.A. de C.V., as successor in interest to Televisa Internacional, S.A. de C.V. and Univision Communications Inc. (previously filed with the Securities and Exchange Commission on February 2, 2009 (File number 001-12610) and incorporated herein by reference).
4.6	—	Full-Time Transponder Service Agreement, dated as of November , 2007, by and among Intelsat Corporation, Intelsat LLC, Corporación de Radio y Televisión del Norte de México, S. de R. L. de C.V. and SKY Brasil Serviços Ltda (previously filed with the Securities and Exchange Commission as Exhibit 4.16 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference).
4.7	—	Amended and Restated Certificate of Incorporation of Broadcasting Media Partners, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).
4.8	—	Amended and Restated Bylaws of Broadcasting Media Partners, Inc. dated as of December 20, 2010 (previously filed with the Securities and Exchange Commission as Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

Exhibit Number	Description of Exhibits
4.9*	—	Amended and Restated 2011 Program License Agreement, dated as of February 28, 2011, by and among Televisa, S.A. de C.V. and Univision Communications Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).
4.10*	—	Second Amended and Restated 2011 Program License Agreement, dated as of July 1, 2015, by and among Televisa, S.A. de C.V., and subsequently assigned to the Registrant, and Univision Communications Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference).
4.11	—	Amendment to Second Amended and Restated 2011 Program License Agreement, dated as of December 29, 2020, by and among the Registrant and Univision Communications Inc.
4.12	—	Amendment to International Program Rights Agreement, dated as of December 20, 2010, by and among Univision Communications Inc. and the Registrant (previously filed with the Securities and Exchange Commission as Exhibit 4.28 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).
4.13*	—	Amended and Restated 2011 Mexico License Agreement, dated as of February 28, 2011, by and among Univision Communications Inc. and Videoserpel, Ltd. (previously filed with the Securities and Exchange Commission as Exhibit 4.29 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).
4.14*	—	Amendment to Amended and Restated 2011 Mexico License Agreement, dated as of July 1, 2015, by and among Univision Communications Inc. and Mountrigi Management Group Limited (f/k/a Videoserpel, Ltd.) (previously filed with the Securities and Exchange Commission as Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference).
4.15	—	Letter Agreement, dated as of February 28, 2011, by and among Televisa, S.A. de C.V., the Registrant and Univision Communications Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).
4.16*	—	Purchase and Assignment and Assumption Agreement, dated as of December 20, 2010, by and among Pay-TV Venture, Inc., TuTv LLC and Univision Communications Inc., solely for purposes of Section 1.4, Televisa, S.A. de C.V., as successor to Visat, S.A. de C.V. and Televisa Internacional, S.A. de C.V., and, solely for purposes of Section 1.5, the Registrant (previously filed with the Securities and Exchange Commission as Exhibit 4.31 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).
4.17**	—	Stockholders Agreement, dated as of December 29, 2020, by and among Univision Holdings, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc. and certain stockholders of Univision Holdings, Inc.
4.18	—	Transaction Agreement, dated as of April 13, 2021, by and among Grupo Televisa, S.A.B., Univision Holdings, Inc., and, for the limited purposes set forth therein, Searchlight III UTD GP, LLC, ForgeLight Univision Holdings LLC and Liberty Global Ventures Limited.
4.19	—	English summary of Irrevocable Guaranty Trust Agreement, dated as of December 16, 2010 (and amended on December 16, 2010 and April 7, 2011), by and among Grupo Salinas Telecom, S.A. de C.V., México Media Investments, S.L., GSF Telecom Holdings, S.A.P.I. de C.V. and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero and Assignment Agreement with respect to the Irrevocable Guaranty Trust Agreement, dated as of April 7, 2011, by and among Mexico Media Investments S.L., Sociedad Unipersonal, as assignor and Corporativo Vasco de Quiroga, S.A. de C.V., as assignee, with the consent of Grupo Salinas Telecom, S.A. de C.V., GSF Telecom Holdings, S.A.P.I. de C.V. and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero (previously filed with the Securities and Exchange Commission as Exhibit 4.33 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

Exhibit Number	Description of Exhibits
4.20	—	English summary of Amendment and Restatement of the Indenture, dated April 7, 2011, relating to the issuance of the Series 1 and Series 2 Debentures by GSF Telecom Holdings, Sociedad Anónima Promotora de Inversión de Capital Variable with the consent of Deutsche Bank México, Sociedad Anónima, Institución de Banca Múltiple, División Fiduciaria and Assignment Agreement with respect to the Series 1 and Series 2 Debentures, dated April 7, 2011, by and among Mexico Media Investments S.L., Sociedad Unipersonal, as assignor and Corporativo Vasco de Quiroga, S.A. de C.V., as assignee, with the consent of GSF Telecom Holdings, S.A.P.I. de C.V. and Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria (previously filed with the Securities and Exchange Commission as Exhibit 4.34 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).
4.21	—	English summary of indenture, dated July 31, 2013, related to the issuance of Ps.7,000 million convertible debentures, by Tenedora Ares, S.A.P.I de C.V., together with Banco Invex, Sociedad Anónima, Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario, in its capacity as common representative for the holders of the debentures (previously filed with the Securities and Exchange Commission as Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013 and incorporated herein by reference).
4.22	—	English summary of call and put option agreement, dated July 31, 2013, by and among Tenedora Ares, S.A.P.I. de C.V., Thomas Stanley Heather Rodríguez, Vamole Inversiones 2013, S.L. Sociedad Unipersonal and Arretis, S.A.P.I. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.32 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013 and incorporated herein by reference).
4.23	—	English summary of conversion of debentures, dated August 13, 2014, by and between Arretis, S.A.P.I. de C.V and Tenedora Ares, S.A.P.I. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.33 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).
4.24	—	English summary of share purchase agreement, dated August 13, 2014, by and among Vamole Inversiones 2013, S.L., Sociedad Unipersonal, Thomas Stanley Heather Rodriguez, Arretis, S.A.P.I. de C.V. and San Ángel Telecom, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.34 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).
4.25	—	English summary of share purchase agreement, dated August 13, 2014, by and among Dafel Investments B.V., Mexico Media Investments, S.L., Sociedad Unipersonal, Cable TV Investments, S.L., Sociedad Unipersonal, Tenedora Ares, S.A.P.I. de C.V. and San Ángel Telecom, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.35 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).
4.26	—	English summary of share purchase agreement, dated July 9, 2014, by and among Invex Grupo Financiero, as trustee of Trust F/1017 and Grupo Salinas Telecom, S.A. de C.V., with the acknowledgement of GSF Telecom Holdings, S.A.P.I. de C.V. and Corporativo Vasco de Quiroga, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.36 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).
4.27	—	English summary of merger agreement, dated January 8, 2015, by and among Consorcio Nekeas, S.A. de C.V., Galavisión DTH, S. de R.L. de C.V. and Inmobiliaria Hevi, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.37 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).
4.28	—	English summary of stock purchase agreement, dated January 8, 2015, by and among Mara del Carmen Ordóñez Valverde, Axel Eduardo Vielma Ordóñez, Héctor Vielma Ordóñez, José Francisco Vielma Ordóñez, Luis Edmundo Vielma Ordóñez and Corporativo Vasco de Quiroga, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.38 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).
4.29		English summary of merger agreement, dated March 4, 2016, by and among Corporativo Vasco de Quiroga, S.A. de C.V. and Grupo TVI Telecom, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference)
8.1	—	List of Subsidiaries of Registrant.
12.1	—	Co-CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2021.

Exhibit Number	Description of Exhibits
12.2	—	Co-CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2021.
12.3	—	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2021.
13.1	—	Co-CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2021.
13.2	—	Co-CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2021.
13.3	—	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2021.
23.1	—	Consent of KPMG Cárdenas Dosal, S.C.
101	—	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position as of December 31, 2020 and 2019; (ii) Consolidated Statements of Income for the Years Ended December 31, 2020, 2019 and 2018; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2020, 2019 and 2018; (iv) Consolidated Statements of Changes in Equity for the Years ended December 31, 2020, 2019 and 2018; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2020, 2019 and 2018; and (vi) Notes to Consolidated Financial Statements for the Years Ended December 31, 2020, 2019 and 2018.

*	Portions of this exhibit have been omitted and filed separately with the SEC pursuant to a request for confidential treatment.
**	Portions of this exhibit have been omitted in accordance with Instruction 4 to Item 19 of Form 20-F.

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

Date: April 30, 2021

GRUPO TELEVISA, S. A. B. AND SUBSIDIARIES

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2020 AND 2019

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Grupo Televisa, S.A.B. :

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Televisa, S.A.B. and subsidiaries (the “Group”) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2021 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

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

Critical Audit Matters

(thousands of Mexican pesos)

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill impairment analysis

As described in Note 13, the goodwill balance as of December 31, 2020 was Ps. 14,113,626, of which Ps. 13,237,810 relate to three specific cash-generating units (CGU) of the Cable segment. The Group determine the recoverable amount of the CGUs at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The recoverable amount of the CGUs has been determined based on the higher of the value in use (VIU) and fair value less costs of disposal (FVLCD) methods. The determination of VIU requires the use of estimates and assumptions including the Group’s projection of future cash flows for each CGU, long-term growth rates and discount rates based on weighted average cost of capital. FVLCD estimates are based on a selection of comparable entity valuation multiples (sales and EBITDA) derived from quoted prices in exchange markets.

We identified the valuation of goodwill for three specific CGUs of the Cable segment as a critical audit matter because the determination of the estimated VIU for two of the CGUs and the FVLCD for one of the CGUs, used to determine whether impairment exists, involved a high degree of judgment. Specifically, the projection of revenue and growth of revenue from years 2021 through 2024 and the determination of the long-term growth rate and the discount rate used to estimate the VIU for two of the CGUs, as well as the selection of comparable entity valuation multiples derived from quoted prices in exchange markets to estimate the FVLCD for one of the CGUs were challenging to audit, as changes to these assumptions have a significant effect on the Group’s assessment of the carrying value of goodwill.

The following are the primary procedures we performed to address this critical audit matter:

—	We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s goodwill impairment testing process, including controls related to the determination of the VIU and the FVLCD of the CGUs, additionally to those controls related to the projection of future cash flows, and the determination of the long-term growth rates and the discount rates based on weighted average cost of capital and the selection of comparable entity valuation multiples.

—	We performed sensitivity analyses over the long-term growth rate, the discount rate and the comparable entity valuation multiples to assess their impact on the Group’s determination that the VIU or FVLCD of the CGUs of the Cable segment exceeded their carrying amount.

—	We evaluated the reasonableness of the Company’s assumptions used for its projections of future cash flows for the determination of the VIU for two of the CGUs, such as forecasted revenue growth rates and operating margins of these CGUs, by comparing these assumptions to historical and recent experience, taking into account changes in conditions affecting the Company and the CGUs of the Cable segment, as well as by comparing prior year projections of future cash flows to current year actual cash flows and obtaining an understanding of future year projections and the economic drivers underlying such projections.

—	We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating relevant assumptions, such as the long-term growth rate, the discount rate and the comparable entity valuation multiples. This was accomplished by:

•	evaluating the methodology utilized in the valuation models;

•	comparing the assumptions used in the determination of the long-term growth rates and the discount rates to market information; and

•	evaluating the comparable entity valuation multiples by comparing them with publicly available market data derived from quoted prices in exchange markets.

Fair value measurement of Warrants

As described in note 9, the Group held warrants convertible into shares of Univision Holdings, Inc. (“UHI”) whose fair value was measured at Ps. 17,387,699 as of December 29, 2020, which is the date at which the Group exercised those warrants and converted them into shares. Before their exercise, the warrants were classified as investments in equity instruments measured at fair value through other comprehensive income. As observable data is not readily available, the fair value of these warrants was classified as a level 3 valuation in the fair value hierarchy. The Group has determined the fair value of the warrants using a discounted cash flow model, which involves significant judgments, especially in relation to the projection of future cash flows generated by UHI and the determination of the long-term growth rate and the discount rate.

We have identified the valuation of the fair value of the warrants as a critical audit matter, as their valuation involves significant judgement by the Group in relation to the assumptions mentioned above. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing audit procedures to evaluate management’s estimates and assumptions, including the involvement of valuation professionals with specialized skills and knowledge. Specifically, the projection of future cash flows and the determination of the long-term growth rate and the discount rate used to determine the fair value of the warrants were challenging to audit, as changes to these assumptions have a significant effect on the fair value of the warrants.

The following are the primary procedures we performed to address this critical audit matter:

—	We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to measure the fair value of the warrants. This included controls related to the projection of future cash flows and the determination of the key assumptions utilized by the Company.

—	We obtained an understanding of UHI’s business activities and evaluated the Group’s ability and historical accuracy in preparing projections of future cash flows prepared in prior years.

—	We evaluated the reasonableness of the Company’s assumptions used for its projections of future cash flows, such as forecasted revenue growth rates and operating margins, by comparing these assumptions to historical and recent experience, taking into account changes in conditions and events affecting UHI, as well as by comparing prior year projections of future cash flows to current year actual cash flows and obtaining an understanding of future year projections and the economic drivers underlying such projections.

—	We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discounted cash flow model and relevant assumptions, such as the long-term growth rate and the discount rate. This was accomplished by:

•	comparing the assumptions used in the development of the discount rate and the long-term rate to market information; and

•	assessing the determination of the fair value with the discounted cash flow model used by the Group as compared to valuation standards.

KPMG Cárdenas Dosal S.C.

We have served as the Group’s auditor since 2018.

Mexico City, Mexico
April 30, 2021

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Grupo Televisa, S.A.B.

Opinion on Internal Control Over Financial Reporting

We have audited Grupo Televisa S.A.B. and subsidiaries’ (the Group) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated April 30, 2021, expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Cárdenas Dosal, S.C.

KPMG Cárdenas Dosal, S.C.

Mexico City, Mexico
April 30, 2021

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	Notes	2020		2019
ASSETS
Current assets:
Cash and cash equivalents	6	Ps.	29,058,093	Ps.	27,452,265
Trade notes and accounts receivable, net	7		12,343,797		14,486,184
Other accounts, taxes and notes receivable, net			12,655,479		10,692,867
Derivative financial instruments	15		—		1,715
Due from related parties	20		786,952		814,427
Transmission rights and programming	8		6,396,214		6,479,258
Inventories			1,641,300		1,151,421
Contract costs	28		1,598,447		1,379,400
Assets held for sale	3		—		1,675,426
Other current assets			4,580,793		3,298,061
Total current assets			69,061,075		67,431,024

Non-current assets:
Derivative financial instruments	15		—		2,877
Transmission rights and programming	8		7,982,796		7,901,590
Investments in financial instruments	9		7,002,712		44,265,899
Investments in associates and joint ventures	10		22,813,531		9,762,432
Property, plant and equipment, net	11		83,281,627		83,329,232
Right-of-use assets, net	12		7,212,165		7,553,052
Intangible assets and goodwill, net	13		42,724,218		43,328,954
Deferred income tax assets	24		27,999,693		24,185,148
Contract costs	28		2,943,110		2,311,837
Other assets			225,405		271,847
Total non-current assets			202,185,257		222,912,868
Total assets		Ps.	271,246,332	Ps.	290,343,892

LIABILITIES
Current liabilities:
Current portion of long-term debt	14	Ps.	616,991	Ps.	491,951
Interest payable	14		1,934,656		1,943,863
Current portion of lease liabilities	14		1,277,754		1,257,766
Current portion of other notes payable	14		—		1,324,063
Derivative financial instruments	15		2,016,952		568,775
Trade accounts payable and accrued expenses			21,943,227		20,909,655
Customer deposits and advances			5,935,858		5,779,758
Income taxes payable	24		2,013,648		2,470,249
Other taxes payable			4,463,336		3,448,009
Employee benefits			1,262,627		911,935
Due to related parties	20		83,007		644,251
Liabilities related to assets held for sale	3		—		432,812
Other current liabilities	18		2,161,610		1,981,855
Total current liabilities			43,709,666		42,164,942

Non-current liabilities:
Long-term debt, net of current portion	14		121,935,980		120,444,744
Lease liabilities, net of current portion	14		8,014,597		8,105,754
Derivative financial instruments	15		1,459,271		346,515
Income taxes payable	24		767,115		1,759,719
Deferred income tax liabilities	24		1,786,311		7,052,233
Post-employment benefits	16		2,080,651		1,468,112
Other long-term liabilities			3,553,708		3,376,640
Total non-current liabilities			139,597,633		142,553,717
Total liabilities			183,307,299		184,718,659

EQUITY
Capital stock	17		4,907,765		4,907,765
Additional paid-in-capital			15,889,819		15,889,819
Retained earnings	18		84,280,397		82,652,278
Accumulated other comprehensive (loss) income, net	18		(15,556,848)		1,320,451
Shares repurchased	17		(16,079,124)		(14,018,847)
Equity attributable to stockholders of the Company			73,442,009		90,751,466
Non-controlling interests	19		14,497,024		14,873,767
Total equity			87,939,033		105,625,233
Total liabilities and equity		Ps.	271,246,332	Ps.	290,343,892

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Mexican pesos, except per CPO amounts)

(Notes 1, 2 and 3)

	Notes	2020		2019		2018
Net sales	26	Ps.	97,361,634	Ps.	101,757,181	Ps.	101,282,333
Cost of sales	21		56,989,655		59,067,362		57,839,268
Selling expenses	21		10,366,582		11,099,011		11,023,466
Administrative expenses	21		12,713,657		13,269,191		13,729,325
Income before other income or expense	26		17,291,740		18,321,617		18,690,274
Other income (expense), net	22		233,628		(1,316,587)		1,562,284
Operating income			17,525,368		17,005,030		20,252,558
Finance expense	23		(10,482,168)		(11,275,198)		(10,566,966)
Finance income	23		4,227,192		2,464,403		1,787,249
Finance expense, net			(6,254,976)		(8,810,795)		(8,779,717)
Share of (loss) income of associates and joint ventures, net	10		(5,739,668)		581,023		532,933
Income before income taxes			5,530,724		8,775,258		12,005,774
Income taxes	24		5,227,900		2,668,445		4,390,504
Net income		Ps.	302,824	Ps.	6,106,813	Ps.	7,615,270

Net income attributable to:
Stockholders of the Company		Ps.	(1,250,342)	Ps.	4,626,139	Ps.	6,009,414
Non-controlling interests	19		1,553,166		1,480,674		1,605,856
Net income		Ps.	302,824	Ps.	6,106,813	Ps.	7,615,270
Basic (loss) earnings per CPO attributable to stockholders of the Company	25	Ps.	(0.44)	Ps.	1.60	Ps.	2.07
Diluted (loss) earnings per CPO attributable to stockholders of the Company	25	Ps.	(0.41)	Ps.	1.53	Ps.	1.96

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	Notes		2020		2019		2018
Net income		Ps.	302,824	Ps.	6,106,813	Ps.	7,615,270
Other comprehensive (loss) income:
Items that will not be reclassified to income:
Remeasurement of post-employment benefit obligations	16		(344,313)		(247,092)		(97,086)
Remeasurement of post-employment benefit obligations of assets held for sale			—		(3,445)		—
Warrants issued by UHI, net of hedge	9		(21,899,164)		257,306		(1,347,698)
Open-Ended Fund, net of hedge	9		(904,423)		(351,202)		215,957
Other equity instruments	9		(353,496)		(794,624)		603,766
Items that may be subsequently reclassified to income:
Exchange differences on translating foreign operations			133,522		(98,422)		(859,032)
Cash flow hedges			(1,370,145)		(1,521,912)		174,532
Other financial assets	9		—		111		(111)
Share of other comprehensive loss of associates and joint ventures	10		(61,033)		(236,159)		(47,313)
Other comprehensive loss before income taxes			(24,799,052)		(2,995,439)		(1,356,985)
Income tax benefit	24		7,936,914		704,164		336,102
Other comprehensive loss			(16,862,138)		(2,291,275)		(1,020,883)
Total comprehensive (loss) income		Ps.	(16,559,314)	Ps.	3,815,538	Ps.	6,594,387

Total comprehensive (loss) income attributable to:
Stockholders of the Company		Ps.	(18,127,641)	Ps.	2,356,623	Ps.	5,009,822
Non-controlling interests	19		1,568,327		1,458,915		1,584,565
Total comprehensive (loss) income		Ps.	(16,559,314)	Ps.	3,815,538	Ps.	6,594,387

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	Capital Stock Issued (Note 17)		Additional Paid-in Capital		Retained Earnings (Note 18)		Accumulated Other Comprehensive Income (loss) (Note 18)		Shares Repurchased (Note 17)		Equity Attributable to Stockholders of the Company		Non-controlling Interests (Note 19)		Total Equity
Balance at January 1, 2018	Ps.	4,978,126	Ps.	15,889,819	Ps.	75,204,656	Ps.	4,599,147	Ps.	(14,788,984)	Ps.	85,882,764	Ps.	13,995,150	Ps.	99,877,914
Cumulative adjustment for adoption of IFRS 9-Expected credit losses (see Note 28)		—		—		(167,028)		—		—		(167,028)		(35,436)		(202,464)
Cumulative adjustment for adoption of IFRS 9-New classification of financial instruments (see Note 28)		—		—		(827,932)		827,932		—		—		—		—
Cumulative adjustment for adoption of IFRS 15 (see Note 28)		—		—		1,599,452		—		—		1,599,452		785,203		2,384,655
Funding for acquisition of shares under the Long-term Retention Plan		—		—		—		—		(1,100,000)		(1,100,000)		—		(1,100,000)
Acquisition of non-controlling interests		—		—		(183,041)		—		—		(183,041)		(39,149)		(222,190)
Dividends		—		—		(1,068,868)		—		—		(1,068,868)		(1,276,562)		(2,345,430)
Share cancellation		(70,361)		—		(2,694,201)		—		2,764,562		—		—		—
Repurchase of CPOs		—		—		—		—		(1,541,180)		(1,541,180)		—		(1,541,180)
Shares repurchased		—		—		—		—		(1,954,312)		(1,954,312)		—		(1,954,312)
Sale of shares		—		—		(446,542)		—		2,400,854		1,954,312		—		1,954,312
Stock-based compensation		—		—		1,305,999		—		—		1,305,999		—		1,305,999
Comprehensive income		—		—		6,009,414		(999,592)		—		5,009,822		1,584,565		6,594,387
Balance at December 31, 2018		4,907,765		15,889,819		78,731,909		4,427,487		(14,219,060)		89,737,920		15,013,771		104,751,691
Acquisition of non-controlling interests		—		—		766		—		—		766		(766)		—
Dividends		—		—		(1,066,187)		—		—		(1,066,187)		(1,598,153)		(2,664,340)
Reclassification due to partial disposition of Open-Ended Fund		—		—		837,520		(837,520)		—		—		—		—
Repurchase of CPOs		—		—		—		—		(1,385,750)		(1,385,750)		—		(1,385,750)
Shares repurchased		—		—		—		—		(100,246)		(100,246)		—		(100,246)
Sale of shares		—		—		(1,585,963)		—		1,686,209		100,246		—		100,246
Share-based compensation		—		—		1,108,094		—		—		1,108,094		—		1,108,094
Comprehensive income		—		—		4,626,139		(2,269,516)		—		2,356,623		1,458,915		3,815,538
Balance at December 31, 2019		4,907,765		15,889,819		82,652,278		1,320,451		(14,018,847)		90,751,466		14,873,767		105,625,233
Funding for acquisition of shares under the Long-term Retention Plan		—		—		—		—		(97,000)		(97,000)		—		(97,000)
Disposition of non-controlling interests in Sistema Radiópolis		—		—		—		—		—		—		(291,897)		(291,897)
Dividends to non-controlling interests		—		—		—		—		—		—		(1,653,173)		(1,653,173)
Share of income of OCEN (see Note 10)		—		—		147,975		—		—		147,975		—		147,975
Repurchase of CPOs		—		—		—		—		(195,597)		(195,597)		—		(195,597)
Shares repurchased		—		—		—		—		(111,979)		(111,979)		—		(111,979)
Sale of shares		—		—		(997,174)		—		1,109,153		111,979		—		111,979
Cancellation of sale of shares		—		—		2,764,854		—		(2,764,854)		—		—		—
Share-based compensation		—		—		962,806		—		—		962,806		—		962,806
Comprehensive loss		—		—		(1,250,342)		(16,877,299)		—		(18,127,641)		1,568,327		(16,559,314)
Balance at December 31, 2020	Ps.	4,907,765	Ps.	15,889,819	Ps.	84,280,397	Ps.	(15,556,848)	Ps.	(16,079,124)	Ps.	73,442,009	Ps.	14,497,024	Ps.	87,939,033

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	2020		2019		2018
Operating Activities:
Income before income taxes	Ps.	5,530,724	Ps.	8,775,258	Ps.	12,005,774
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Share of loss (income) of associates and joint ventures		5,739,668		(581,023)		(532,933)
Depreciation and amortization		21,260,787		21,008,796		19,834,202
Other amortization of assets		380,863		531,426		444,679
Impairment of long-lived assets		40,803		67,574		135,750
(Income) loss on disposition of property and equipment		(74,175)		270,381		912,317
Impairment loss on trade notes and accounts receivable, and other receivables		1,387,431		1,446,568		1,479,511
Post-employment benefits		292,026		259,064		171,156
Interest income		(72,861)		(102,675)		(120,134)
Share-based compensation expense		984,356		1,129,644		1,327,549
Provision for deferred compensation		—		199,195		251,787
Interest receivable for Asset Tax from prior years		—		(139,995)		—
Other finance (income) loss, net		(89,323)		872,291		859,642
Gain on disposition of investments, net		(789,873)		(627)		(3,553,463)
Cancellation of provision		691,221		—		—
Interest expense		10,482,168		10,402,021		9,707,324
Unrealized foreign exchange gain, net		(2,596,198)		(1,120,958)		(318,087)
		43,167,617		43,016,940		42,605,074
Decrease in trade notes and accounts receivable		634,108		4,785,389		3,483,695
(Increase) decrease in transmission rights and programming		(54,274)		2,632,696		(2,968,579)
(Increase) decrease in due from related parties, net		(393,631)		204,166		(555,418)
(Increase) decrease in inventories		(522,003)		(128,327)		444,790
Increase in other accounts and notes receivable and other current assets		(2,469,724)		(2,789,811)		(1,144,721)
Increase (decrease) in trade accounts payable and accrued expenses		1,065,101		(1,885,865)		2,087,404
Increase (decrease) in customer deposits and advances		185,143		(7,778,497)		(5,176,499)
(Decrease) increase in other liabilities and taxes payable		(96,832)		(1,848,715)		1,579,450
Increase (decrease) in post-employment benefits		326,892		(122,261)		82,070
Income taxes paid		(8,681,478)		(8,816,632)		(6,722,770)
		(10,006,698)		(15,747,857)		(8,890,578)
Net cash provided by operating activities		33,160,919		27,269,083		33,714,496
Investing activities:
Temporary investments		—		30,992		40,186
Investments in financial instruments		—		—		(72,723)
Disposition of investments in financial instruments		3,155,643		2,301,682		287,605
Disposition of Radiópolis		1,248,000		—		—
Disposition or investment in joint ventures		125,624		149,390		209,775
Investment or disposition of other investment		(602,466)		(25,741)		95,161
Dividends received		—		772,400		—
Acquisition of net assets of Axtel, net of acquired cash and cash equivalents		—		—		(5,465,872)
Disposition of investment in Imagina		—		—		6,256,874
Investments in property, plant and equipment		(20,131,738)		(19,108,284)		(18,499,662)
Disposition of property, plant and equipment		1,520,417		981,503		1,024,702
Payment for renewal of television broadcasting concessions		—		—		(5,754,038)
Other investments in intangible assets		(1,235,177)		(2,106,750)		(2,020,243)
Net cash used in investing activities		(15,919,697)		(17,004,808)		(23,898,235)
Financing activities:
Long-term loans from Mexican banks		—		10,000,000		—
Repayment of Mexican peso debt		(492,489)		(989,156)		(307,489)
Issuance of Senior Notes due 2049		—		14,247,544		—
Prepayment of Notes due 2020, 2021 and 2022		—		(21,000,000)		—
Prepayment of Mexican peso debt related to Sky		(2,750,000)		—		—
Payments of lease liabilities		(668,277)		(559,623)		(540,448)
Other payments of lease liabilities		(953,771)		(883,533)		—
Repayment and prepayment of other notes payable		(1,324,063)		(1,294,375)		(1,184,020)
Interest paid		(9,455,387)		(9,180,141)		(10,129,304)
Funding for acquisition of shares of the Long-term Retention Plan		(197,000)		—		(1,100,000)
Repurchases of CPOs under a share repurchase program		(195,597)		(1,385,750)		(1,541,180)
Repurchase of capital stock		(111,979)		(100,246)		(1,954,312)
Sale of capital stock		111,979		100,246		1,954,312
Dividends paid		—		(1,066,187)		(1,068,868)
Dividends paid and reduction of capital of non-controlling interests		(1,420,477)		(1,594,629)		(1,270,652)
Acquisition of non-controlling interests		—		—		(54,256)
Derivative financial instruments		1,261,845		(596,046)		691,303
Net cash used in financing activities		(16,195,216)		(14,301,896)		(16,504,914)
Effect of exchange rate changes on cash and cash equivalents		(11,516)		(60,449)		21,995
Net increase (decrease) in cash and cash equivalents		1,034,490		(4,098,070)		(6,666,658)
Cash and cash equivalents related to assets held for sale		571,338		(517,956)		—
Cash and cash equivalents at beginning of year		27,452,265		32,068,291		38,734,949
Cash and cash equivalents at end of year	Ps.	29,058,093	Ps.	27,452,265	Ps.	32,068,291

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2020, 2019 and 2018

(In thousands of Mexican pesos, except per CPO, per share and exchange rate amounts, unless otherwise indicated)

1.	Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios”, or “CPOs,” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares, or “GDSs,” on the New York Stock Exchange, or “NYSE,” under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210, Mexico City, Mexico.

Grupo Televisa, S.A.B., together with its subsidiaries (collectively, the “Group”), is a leading media company in the Spanish-speaking world, an important cable operator in Mexico, and an operator of a leading direct-to-home satellite pay television system in Mexico. The Group distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 25 pay-tv brands and television networks, cable operators and over-the-top or “OTT” services. In the United States, the Group´s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts the Group’s audiovisual content through multiple platforms, in exchange for a royalty payment. In addition, beginning on December 29, 2020, the Group has equity representing 35.9% on a fully-diluted basis of the equity capital in Univision Holdings, Inc. or “UHI”, the controlling company of Univision (see Notes 9 and 10). The Group’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. The Group owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. The Group also has interests in magazine publishing and distribution, professional sports and live entertainment, feature-film production and distribution, and gaming.

2.	Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of these consolidated financial statements are summarized below.

(a)	Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018, are presented in accordance with International Financial Reporting Standards (“IFRS Standards”), as issued by the International Accounting Standards Board (“IASB”). IFRS Standards comprise: (i) IFRS Standards; (ii) International Accounting Standards (“IAS Standards”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below.

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

These consolidated financial statements were authorized for issuance on March 31, 2021, and were also authorized for issuance on April 30, 2021 including the events disclosed in Note 30, by the Group’s Corporate Vice President of Finance.

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

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

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

At December 31, 2020 and 2019, the main direct and indirect subsidiaries of the Company were as follows:

Subsidiaries	Company’s Ownership Interest (1)	Business Segment (2)

Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (4)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (5)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (6)	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (7)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (8)	100%	Cable
FTTH de México, S.A. de C.V. (9)	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (10)	100%	Cable and Sky
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (11)	58.7%	Sky
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries	100%	Content and Other Businesses
Televisa, S.A. de C.V. (“Televisa”) (12)	100%	Content
Televisión Independiente de México, S.A. de C.V. (“TIM”) (12)	100%	Content
G.Televisa-D, S.A. de C.V. (12)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (13)	100%	Content
Ulvik, S.A. de C.V. (14)	100%	Content and Other Businesses
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (15)	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) and subsidiaries (16)	—	Disposed operations

(1)	Percentage of equity interest directly or indirectly held by the Company.

(2)	See Note 26 for a description of each of the Group’s business segments.

(3)	Empresas Cablevisión, S.A.B. de C.V., is a direct majority-owned subsidiary of CVQ.

(4)	Some Cablemás subsidiaries are directly owned by CVQ and some other Cablemás subsidiaries are indirectly owned by CVQ.

(5)	Televisión Internacional, S.A. de C.V., is a direct subsidiary of CVQ.

(6)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

(7)	Arretis, S.A.P.I. de C.V., is a direct subsidiary of CVQ.

(8)	The Telecable subsidiaries are directly owned by CVQ.

(9)	FTTH de México, S. A. de C.V., is an indirect subsidiary of CVQ.

(10)	CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova.

(11)	Innova is an indirect majority-owned subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.

(12)	Televisa, TIM and G.Televisa-D, S.A. de C.V., are direct subsidiaries of Grupo Telesistema.

(13)	Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are indirect wholly-owned subsidiaries of Grupo Telesistema, through which the Company owns shares of the capital stock of UHI and maintained through December 29, 2020, an investment in warrants that were exercised for shares of common stock of UHI on that date. As of December 31, 2020 and 2019, Multimedia Telecom and Tieren have investments representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock and/or share warrants issued by UHI (see Notes 9, 10 and 20).

(14)	Direct subsidiary through which we conduct certain operations of our Content segment and certain operations of our Other Businesses segments.

(15)	Villacezán is an indirect subsidiary of Grupo Telesistema.

(16)	In July 2020, the Company concluded the sale of its 50% equity interest in Radiópolis. Through June 2020, Radiópolis was a direct subsidiary of the Company through which the Group conducted the operations of its former Radio business. The Company controlled Radiópolis as it had the right to appoint the majority of the members of the Board of Directors of Radiópolis. The Radio business was part the of the Group’s Other Businesses segment through the third quarter of 2019. Beginning in the fourth quarter of 2019, the assets and related liabilities of the Radio Business, as well as its operating results, were classified as held for sale in the Group’s consolidated financial statements through June 30, 2020 (see Notes 3 and 26).

The Group’s Cable, Sky and Content segments, require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).

Renewal of concessions for the Content segment (Broadcasting) require, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.

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

At December 31, 2020, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates

Cable	Various from 2022 to 2048
Sky	Various from 2021 to 2030
Content (broadcasting concessions) (1)	In 2021 and the relevant renewals start in 2022 ending in 2042
Other Businesses:
Gaming	In 2030

(1)	In November 2018, the IFT approved the renewal of the Group’s broadcasting concessions for all of its television stations in Mexico, for a term of 20 years after the existing expiration date in 2021. In November 2018, the Group paid for such renewal an aggregate amount of Ps.5,754,543 in cash, which included a payment of Ps.1,194 for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Note 13).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

(c)	Investments in Associates and Joint Ventures

Associates are those entities over which the Group has significant influence but not control or joint control, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with other stockholder or more stockholders without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition.

The Group’s investments in associates include an equity interest in UHI represented by approximately 35.9% and 10% of the outstanding total shares of UHI as of December 31, 2020 and 2019, respectively (see Notes 9 and 10).

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

Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s Co-Chief Executive Officers (“chief operating decision makers”) who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.

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

Translation of Foreign Operations

The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); (c) stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated and (d) all resulting translation differences are recognized in other comprehensive income or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

Assets and liabilities in foreign currencies of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are initially converted to Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of common stock of UHI (hedged item), which amounted to U.S.$1,074.0 million (Ps.21,424,180) and U.S.$433.7 million (Ps.8,189,662) as of December 31, 2020 and 2019, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) was designated as a fair value hedge of foreign exchange exposure related to its investment in warrants that were exercisable for common stock of UHI (hedged item) through December 29, 2020, the date on which the Group exercised all of these warrants for common stock of UHI, which amounted to Ps.17,387,699 (U.S.$871.6 million) as of December 29, 2020 and Ps.33,775,451 (U.S.$1,788.6 million) as of December 31, 2019. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt was credited or charged directly to other comprehensive income or loss through December 29, 2020, along with the recognition in the same line item of any foreign currency gain or loss of this investment in warrants designated as a hedged item through that date (see Notes 9, 14 and 18).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund (hedged item), which amounted to Ps.1,135,803 (U.S.$56.9 million) and Ps.4,688,202 (U.S.$248.3 million), as of December 31, 2020 and 2019, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund designated as a hedged item (see Notes 9, 14 and 18).

Beginning on January 1, 2018, the Group adopted the hedge accounting requirements of IFRS 9 Financial Instruments (“IFRS 9”) for all of its hedging relationships. This IFRS Standard became effective on that date.

(f)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

As of December 31, 2020 and 2019, cash equivalents primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 0.38% for U.S. dollar deposits and 5.40% for Mexican peso deposits in 2020, and approximately 2.20% for U.S. dollar deposits and 8.09% for Mexican peso deposits in 2019.

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

Beginning on January 1, 2018, the Group classifies its financial assets in accordance with IFRS 9 which became effective on that date. Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or fair value through income or loss (“FVIL”), based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

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

Impairment of Financial Assets

From January 1, 2018, the Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at fair value through other comprehensive income or loss. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables (see Note 7).

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

Estimated Useful Lives

Trademarks with finite useful lives	4 years
Licenses	3-10 years
Subscriber lists	4-5 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years

Trademarks

The Group determines its acquired trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks.

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

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2020 and 2019.

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

Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2020 and 2019.

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

The Group recognizes customer deposits and advance agreements for advertising services in the consolidated statement of financial position when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 7). In connection with the initial adoption of IFRS 15 Revenues from Contracts with Customers (“IFRS 15”) in the first quarter of 2018 (see Note 2 (s)), customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. Under the guidelines of this standard, a contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract asset upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term.

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

In connection with the initial adoption of IFRS 15, in the first quarter of 2018, the Company’s management: (i) reviewed significant revenue streams and identified certain effects on revenue recognition in the Group’s Cable and Sky segments, as discussed below; (ii) used the retrospective cumulative effect, which consists in recognizing any cumulative adjustment resulting from the new standard at the date of initial adoption in consolidated equity; and (iii) did not restate the comparative information for prior years, which was reported under the revenue recognition IFRS Standard in effect in those periods (see Note 28).

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

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

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered or the deferred income tax liability is settled.

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

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2020, 2019 and 2018, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x)	Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(y)	Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and is recognized as a charge to consolidated income (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.984,356, Ps.1,129,644 and Ps.1,327,549 for the years ended December 31, 2020, 2019 and 2018, respectively, of which Ps.962,806, Ps.1,108,094 and Ps.1,305,999 was credited in consolidated stockholders’ equity for those years, respectively (see Note 17).

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

The Group adopted IFRS 16 in 2019, which became effective on January 1, 2019 (see Notes 2 (k), 2 (z) and 28). The Group adopted IFRS 15 and IFRS 9 in 2018, which became effective on January 1, 2018 (see Notes 2 (i), 2 (t) and 28). Some other amendments and improvements to certain IFRS Standards became effective on January 1, 2020, 2019 and 2018, and they did not have any significant impact on the Group’s consolidated financial statements.

Below is a list of the new and amended IFRS Standards that have been issued by the IASB and are effective for annual periods starting on or after June 1, 2021.

New or Amended IFRS Standard	Title of the IFRS Standard	Effective for Annual Periods Beginning On or After

Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 17 (2)	Insurance Contracts	January 1, 2023
Amendments to IAS 1 (1)	Classification of Liabilities as Current or Non-current	January 1, 2023
Annual Improvements (1)	Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
Amendments to IAS 16 (1)	Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022
Amendments to IAS 37 (1)	Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3 (1)	Reference to the Conceptual Framework	January 1, 2022
Amendment to IFRS 16 (1)	COVID-19-Related Rent Concessions	June 1, 2020
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (2)	Interest Rate Benchmark Reform – Phase 2	January 1, 2021
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	January 1, 2023

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

IFRS 17 Insurance Contracts (“IFRS 17”) was issued in May 2017 and amended in June 2020. IFRS 17 supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. Amendments to IFRS 17 were issued in June 2020 aimed at helping companies implement the Standard and making it easier for them to explain their financial performance. The fundamental principles introduced when IFRS 17 was issued in May 2017 remained unaffected. IFRS 17 is effective on January 1, 2023, and earlier application is permitted.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current were issued in January 2020, and clarify one of the criteria in IAS 1 for classifying a liability as non-current that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. An entity shall apply these amendments for annual reporting periods beginning on or after January 1, 2023 retrospectively in accordance with IAS 8. Earlier application is permitted.

Annual Improvements to IFRS Standards 2018-2020, were issued in May 2020, and make minor amendments to certain IFRS Standards. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The following table shows the IFRS Standards amended and the subject of the amendments.

Standard	Subject of Amendment
IFRS 1 First-time Adoption of International Reporting Standards	Subsidiary as a First-time Adopter
IFRS 9 Financial Instruments	Fees in the “10 per cent” Test for Derecognition of Financial Liabilities
Illustrative Examples accompanying IFRS 16 Leases	Lease Incentives
IAS 41 Agriculture	Taxation in Fair Value Measurements

Amendments to IFRS 3 Reference to the Conceptual Framework, were issued in May 2020, and update a reference in IFRS 3 Business Combinations to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use, were issued in May 2020, and prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in income or loss.

Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract, were issued in May 2020, and specify which costs a company includes when assessing whether a contract will be loss-making, under the guidelines of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

Amendment to IFRS 16 Covid-19-Related Rent Concessions was issued in May 2020, and exempts lessees from having to consider individual lease contracts to determine whether rent concessions (i.e. temporary rent reductions) occurring as a direct consequence of the Covid-19 pandemic are lease modifications, and allows lessees to account for such rent concessions as if they were not lease modifications. It applies to Covid-19-related rent concessions that reduce lease payments due on or before June 30, 2021. IFRS 16 specifies how lessees should account for changes in lease payments, including concessions. However, applying those requirements to a potentially large volume of Covid-19-related rent concessions could be practically difficult, especially in the light of the many challenges stakeholders face during the pandemic. This optional exemption gives timely relief to lessees and enables them to continue providing information about their leases that is useful to investors. The amendment does not affect lessors. The amendment is effective for annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted, including in financial statements not authorized for issue.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2, were issued in August 2020 as a complement to those amendments issued in September 2019 (Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform, which were focused on the accounting effects of uncertainty in the period leading up to the reform). The “interest rate benchmark reform” refers to the market-wide reform of an interest rate benchmark (such as an interbank offered rate or IBOR), including the replacement of an interest rate benchmark with an alternative benchmark rate. Phase 2 amendments focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform, The amendments in this final phase relate to: (i) changes to contractual cash flows – a company will not have to derecognize or adjust the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate; (ii) hedge accounting – a company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and (iii) disclosures – a company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

Amendments to IAS 8 Definition of Accounting Estimates, were issued in February 2021, the amendments introduced the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies.

Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies, were issued in February 2021, the Board amended paragraphs 117–122 of IAS 1 Presentation of Financial Statements to require entities to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the Board also amended IFRS Practice Statement 2 Making Materiality Judgements (Materiality Practice Statement) to explain and demonstrate the application of the ‘four-step materiality process’ to accounting policy disclosures.

3.	Acquisitions, Investments, Dispositions and Assets Held for Sale

In February 2018, the Company announced an agreement to sell its 19.9% stake in Imagina Media Audiovisual, S.L. (together with its subsidiaries, “Imagina”), a media and telecom company in Spain, which was subject to the fulfillment of certain conditions and regulatory approvals. In June 2018, this transaction was closed and the Company sold its stake in Imagina and received proceeds in the aggregate amount of €284.5 million (Ps.6,603,751), of which €251.3 million (Ps.5,832,360) were in cash and €33.2 million (Ps.771,391) were held in escrow, and will be paid to the Company over time subject to customary terms and conditions under escrow agreements. In the fourth quarter of 2018, a cash amount of €16.1 million (Ps.366,354) was released from escrow and an amount of €1.5 million (Ps.33,558) was used for escrow purposes. As of December 31, 2020 and 2019, the amount held in escrow from this transaction was €2.2 million (Ps.54,302) and €5.4 million (Ps.114,127), respectively.

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

In July 2019, the Company announced an agreement with Live Nation Entertainment, Inc. (“Live Nation”) to dispose of its 40% equity interest in OCESA Entretenimiento, S.A. de C.V. (“OCEN”), a live entertainment company with operations in Mexico, Central America and Colombia. OCEN is (i) a direct associate of OISE Entretenimiento, S.A. de C.V. (“OISE Entretenimiento”), a wholly-owned subsidiary of the Company; and (ii) a subsidiary of Compañía Interamericana de Entretenimiento, S.A.B. de C.V. (“CIE”). The proposed disposal of OCEN was expected to be completed by the parties in the first half of 2020, through the sale of all of the outstanding shares of OISE Entretenimiento, which net assets are comprised primarily of the 40% equity stake in OCEN. This transaction was subject to customary closing conditions, including regulatory approvals and certain notifications, and to the closing of the proposed sale by CIE to Live Nation of a portion of its stake in OCEN. In consideration for the sale of the shares of OISE Entretenimiento, the Company expected to receive cash proceeds in the aggregate amount of Ps.5,206,000. As a result of this transaction, beginning on July 31, 2019, the Group classified the assets of OISE Entretenimiento, including the carrying value of its investment in OCEN as current assets held for sale in its consolidated statement of financial position. As of December 31, 2019, the carrying value of current assets held for sale in connection with this proposed transaction amounted to Ps.694,239, of which Ps.693,970, were related to the carrying value of the investment in OCEN. Live Nation and the Company have an open dispute in connection with a purported unilateral termination of the stock purchase agreement by Live Nation which was notified to the Company in May 2020. Beginning on May 31, 2020, the Company: (i) ceased to classify the assets of OISE Entretenimiento, including the investment in OCEN, as current assets held for sale; (ii) began to classify its equity interest in OCEN as an investment in associates and joint ventures in its consolidated statement of financial position; (iii) recognized its share of income of OCEN, which was discontinued from August 1, through December 31, 2019, in consolidated retained earnings as of January 1, 2020 in the amount of Ps.147,975; (iv) began to recognize its share of income or loss of OCEN for the year ended December 31, 2020; and (v) restated for comparison purposes its previously reported consolidated statement of financial position as of December 31, 2019, which included its investment in OCEN as current assets held for sale, to conform with the current classification of this asset as investments in associates and joint ventures (see Notes 10 and 20).

In July 2019, the Company announced a stock purchase agreement with Corporativo Coral, S.A. de C.V. (“Coral”) and Miguel Alemán Magnani as Obligor to dispose of its 50% equity interest in Radiópolis, a direct subsidiary of the Company at that date which was engaged in the Radio business, for an aggregate amount of Ps.1,248,000, as well as the payment of a dividend by Radiópolis to the Company by the closing date of the transaction. While the sale of the Company’s equity interest in the Radio business was consummated for legal and tax purposes as of December 31, 2019, the total assets and related total liabilities of Radiópolis in the amount of Ps.1,675,426 and Ps.432,812, respectively, as of December 31, 2019, were classified as current assets and current liabilities held for sale in the Group’s consolidated statement of financial position as of that date, as the voting interest of the Company in Radiópolis continued to be in place until the full payment of the purchase price was made by the acquirer. In March and June 2020, the Company entered into additional agreements with Coral an its Obligor to complete this transaction by which, among other things, the acquirer made two cash payments in March and June 2020, for the amount of Ps.603,395 and Ps.110,000, respectively, and a final cash payment in July 2020 for the amount of Ps.534,605, the Company concluded this transaction and received the payment of a dividend from Radiópolis in the amount of Ps.285,669. As a result of this transaction the Group recognized a pre-tax gain of disposition on Radiópolis of Ps.932,449 in consolidated other income for the year ended December 31, 2020. Following this transaction, the Group classified its former Radio operations as disposed operations in the segment information of its consolidated statements of income for the years ended December 31, 2020, 2019 and 2018. The Group did not classify its former Radio operations as discontinued operations in these consolidated statements of income, as these operations did not represent a separate major line of business in any of those years, based on a materiality assessment performed by management (see Notes 2 (b), 22 and 26).

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

The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar and in those subsidiaries with functional currency other than the Mexican peso. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

Foreign currency exchange risk is monitored by assessing the net monetary liability position in U.S. dollars and the forecasted cash flow needs for anticipated U.S. dollar investments and servicing the Group’s U.S. dollar-denominated debt.

Management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, entities in the Group use forward contracts. In compliance with the procedures and controls established by the Risk Management Committee, in 2020 and 2019, the Group entered into certain derivative transactions with certain financial institutions in order to manage its exposure to market risks resulting from changes in interest rates and foreign currency exchange rates. The objective in managing foreign currency fluctuations is to reduce earnings and cash flow volatility.

Foreign Currency Position

The foreign currency position of monetary items of the Group at December 31, 2020, was as follows:

	Foreign
	Currency
	Amounts	Year-End
	(Thousands)	Exchange Rate		Mexican Pesos
Assets:
U.S. dollars	1,154,453	Ps.	19.9493	Ps.	23,030,529
Euros	19,260		24.3774		469,509
Swiss francs	438		22.5299		9,868
Argentinean pesos	66,482		0.2371		15,763
Chilean pesos	327,357		0.0280		9,166
Other currencies	—		—		7,713

Liabilities:
U.S. dollars (1)	5,161,009	Ps.	19.9493	Ps.	102,958,517
Euros	1,151		24.3774		28,058
Swiss francs	659		22.5299		14,847
Chilean pesos	632,679		0.0280		17,715
Colombian pesos	8,246,548		0.0057		47,005
Other currencies	—		—		3,332

The foreign currency position of monetary items of the Group at December 31, 2019, was as follows:

	Foreign
	Currency
	Amounts	Year-End
	(Thousands)	Exchange Rate		Mexican Pesos
Assets:
U.S. dollars	1,258,623	Ps.	18.8838	Ps.	23,767,585
Euros	51,398		21.1995		1,089,612
Swiss francs	3,071		19.5345		59,990
Colombian pesos	2,744,483		0.0058		15,918
Argentinean pesos	28,269		0.3154		8,916
Chilean pesos	110,984		0.0254		2,819
Other currencies	—		—		5,832

Liabilities:
U.S. dollars (1)	5,257,954	Ps.	18.8838	Ps.	99,290,152
Swiss francs	4,069		19.5345		79,486
Euros	912		21.1995		19,334
Chilean pesos	689,094		0.0254		17,503
Colombian pesos	4,195,172		0.0058		24,332
Other currencies	—		—		3,075

(1) As of December 31, 2020 and 2019, monetary liabilities include U.S.$1,130.9 million (Ps.22,559,983) and U.S.$2,470.6 million (Ps.46,653,315), respectively, related to long-term debt designated as a hedging instrument of the Group’s investments in UHI and the investment in Open-Ended Fund (see Note 14).

As of March 31, 2021, the exchange rate was Ps.20.4692 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A. or Citibanamex.

The Group is subject to the risk of foreign currency exchange rate fluctuations, resulting primarily from the net monetary position in U.S. dollars and U.S. dollar equivalent amounts of the Group’s Mexican operations, as follows (in millions of U.S. dollars):

	December 31,
	2020		2019
U.S. dollar-denominated and U.S. dollar-equivalent monetary assets, primarily cash and cash equivalents, and non-current investments in financial instruments (1)	U.S.$	1,125.1	U.S.$	1,253.3
U.S. dollar-denominated and U.S. dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, lease liabilities, and other liabilities (2) (3)		(5,115.9)		(5,231.8)
Net liability position	U.S.$	(3,990.8)	U.S.$	(3,978.5)

(1) As of December 31, 2020 and 2019, this line includes U.S. dollar equivalent amounts of U.S.$24.5 million and U.S.$57.6 million, respectively, related to other foreign currencies, primarily Euros.

(2) As of December 31, 2020 and 2019, this line includes U.S. dollar equivalent amounts of U.S.$2.0 million and U.S.$5.0 million, respectively, related to other foreign currencies, primarily Euros.

(3) As of December 31, 2020 and 2019, monetary liabilities include U.S.$1,130.9 million (Ps.22,559,983) and U.S.$2,470.6 million (Ps.46,653,315), respectively, related to long-term debt designated as a hedging instrument of the Group’s investments in UHI and the investment in Open-Ended Fund (see Note 14).

At December 31, 2020, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.5,705,342, in the consolidated statement of income. At December 31, 2019, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.2,847,471 in the consolidated statement of income.

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

Sensitivity and Fair Value Analysis

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect the Group’s financial instruments at December 31, 2020 and 2019. These analyses address market risk only and do not take into consideration other risks that the Group faces in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect management view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, the Group has made assumptions of a hypothetical change in fair value of 10% for expected near-term future changes in the United States interest rates, Mexican interest rates, inflation rates and Mexican peso to U.S. dollar exchange rate. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that the Group will incur.

December 31, 2020	Carrying Value		Fair Value		Difference between Fair Value and Carrying Value		Difference between Fair Value and Carrying Value Assuming a Hypothetical 10% Increase in Fair Value
Assets:
Long-term loan and interest receivable from GTAC	Ps.	821,253	Ps.	824,092	Ps.	2,839	Ps.	85,248
Open-Ended Fund		1,135,803		1,135,803		—		—
Other equity instruments		5,397,504		5,397,504		—		—

Liabilities (2) (3):
U.S. dollar-denominated debt:
Senior Notes due 2025		11,969,580		14,609,830		2,640,250		4,101,233
Senior Notes due 2026		5,984,790		6,840,854		856,064		1,540,149
Senior Notes due 2032		5,984,790		9,193,415		3,208,625		4,127,967
Senior Notes due 2040		11,969,580		16,780,992		4,811,412		6,489,511
Senior Notes due 2045		19,949,300		24,282,886		4,333,586		6,761,875
Senior Notes due 2046		17,954,370		24,970,938		7,016,568		9,513,662
Senior Notes due 2049		14,961,975		18,978,667		4,016,692		5,914,559
Peso-denominated debt:
Notes due 2027		4,500,000		5,035,860		535,860		1,039,446
Senior Notes due 2037		4,500,000		4,087,575		(412,425)		(3,668)
Senior Notes due 2043		6,500,000		5,150,860		(1,349,140)		(834,054)
Long-term notes payable to Mexican banks		19,602,893		19,801,142		198,249		2,178,363
Lease liabilities		9,292,351		9,343,100		50,749		985,059
Derivative financial instruments (1)		3,476,223		3,476,223		—		—

December 31, 2019	Carrying Value		Fair Value		Difference between Fair Value and Carrying Value		Difference between Fair Value and Carrying Value Assuming a Hypothetical 10% Increase in Fair Value
Assets:
Warrants issued by UHI	Ps.	33,775,451	Ps.	33,775,451	Ps.	—	Ps.	—
Long-term loan and interest receivable from GTAC		872,317		875,585		3,268		90,827
Open-Ended Fund		4,688,202		4,688,202		—		—
Other equity instruments		5,751,001		5,751,001		—		—
Derivative financial instruments (1)		4,592		4,592		—		—

Liabilities (2) (3):
U.S. dollar-denominated debt:
Senior Notes due 2025		11,330,280		13,243,624		1,913,344		3,237,706
Senior Notes due 2026		5,665,140		6,079,885		414,745		1,022,734
Senior Notes due 2032		5,665,140		7,571,346		1,906,206		2,663,341
Senior Notes due 2040		11,330,280		14,139,283		2,809,003		4,222,931
Senior Notes due 2045		18,883,800		19,739,047		855,247		2,829,152
Senior Notes due 2046		16,995,420		20,565,308		3,569,888		5,626,419
Senior Notes due 2049		14,162,850		15,364,426		1,201,576		2,738,019
Peso-denominated debt:
Notes due 2027		4,500,000		4,656,375		156,375		622,013
Senior Notes due 2037		4,500,000		4,133,385		(366,615)		46,724
Senior Notes due 2043		6,500,000		4,853,485		(1,646,515)		(1,161,167)
Long-term notes payable to Mexican banks		22,845,382		23,012,707		167,325		2,468,596
Lease liabilities		9,363,520		9,120,903		(242,617)		669,473
Other notes payable		1,324,063		1,295,780		(28,283)		101,295
Derivative financial instruments (1)		915,290		915,290		—		—

(1)	Given the nature and the tenor of these derivative financial instruments, an increase of 10% in the interest and/or exchange rates would not be an accurate sensitivity analysis on the fair value of these financial instruments.

(2)	The carrying value of debt is stated in this table at its principal amount.

(3)	The fair value of the Senior Notes and Notes due by the Group are within Level 1 of the fair value hierarchy as there is a quoted market price for them. The fair value of the lease liabilities are within Level 2 of the fair value hierarchy and has been estimated based on cash flows discounted using an estimated weighted average cost of capital. The fair value of held-to-maturity securities are within Level 1 of the fair value hierarchy, and were based on market interest rates to the listed securities.

(iii)	Price Risk

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

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. Group treasury invests surplus cash in interest bearing current accounts, time deposits, money market deposits and marketable securities, choosing investments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts. At December 31, 2020 and 2019, the Group held cash and cash equivalents of Ps.29,058,093 and Ps.27,452,265, respectively (see Note 6).

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

	Less Than 12 Months January 1, 2021 to December 31, 2021		12-36 Months January 1, 2022 to December 31, 2023		36-60 Months January 1, 2024 to December 31, 2025		Maturities Subsequent to December 31, 2025		Total
At December 31, 2020
Debt (1)	Ps.	617,489	Ps.	8,985,404	Ps.	21,969,580	Ps.	92,304,805	Ps.	123,877,278
Lease liabilities		1,277,754		2,184,098		2,240,777		3,589,722		9,292,351
Trade and other liabilities		33,936,100		4,078,823		644,830		3,137,092		41,796,845
Interest on debt (2)		5,997,185		15,177,002		13,256,713		90,128,177		124,559,077
Interest on lease liabilities		668,461		1,169,317		853,741		925,566		3,617,085

	Less Than 12 Months January 1, 2020 to December 31, 2020		12-36 Months January 1, 2021 to December 31, 2022		36-60 Months January 1, 2023 to December 31, 2024		Maturities Subsequent to December 31, 2024		Total
At December 31, 2019
Debt (1)	Ps.	492,489	Ps.	8,852,893	Ps.	13,500,000	Ps.	99,532,910	Ps.	122,378,292
Lease liabilities		1,257,766		2,491,539		2,381,812		3,232,403		9,363,520
Other notes payable		1,324,063		—		—		—		1,324,063
Trade and other liabilities		31,588,449		3,426,610		1,035,998		2,488,379		38,539,436
Interest on debt (2)		6,565,402		16,351,837		14,404,394		91,956,556		129,278,189
Interest on lease liabilities		731,591		1,417,722		984,003		755,862		3,889,178
Interest on other notes payable		5,938		—		—		—		5,938

(1) The amounts of debt are disclosed on a principal amount basis (see Note 14).

(2) Interest to be paid in future years on outstanding debt as of December 31, 2020 and 2019, based on contractual interest rate and exchange rates as of that date.

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

Assuming a hypothetical 10% decrease in expected future revenue from the Group’s programming as of December 31, 2020, the balance of such programming would decrease in the amount of Ps.349,704, with a corresponding increase in programming amortization expense.

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

The recoverable amount of CGUs has been determined based on the higher of value in use and fair value less costs to disposal calculations. These calculations require the use of estimates, which include management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each CGU, long-term growth rates and discount rates based on weighted average cost of capital, among others.

During 2020 and 2019, the Group recorded impairment adjustments for other indefinite-lived intangible assets (trademarks) related to its Publishing business. See Note 2 (b) and (l) for disclosure regarding concession intangible assets.

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

The Company’s management applied significant judgment to determine the classification of the warrants issued by UHI and held by the Group through December 29, 2020. These warrants did not comply with the definition of a derivative financial instrument because the initial investment that the Group paid to acquire the original instrument (Convertible Debentures) was significant and a derivative requires no initial investment or one that is smaller than would be required for a contract with similar response to changes in market factors; therefore, the Group classified the warrants issued by UHI as equity instrument with changes in fair value recognized in other comprehensive income or loss in consolidated equity. Significant judgment was applied by the Company’s management in assessing that the characteristics of the warrants issued by UHI were closer to an equity instrument in accordance with the IAS 32 Financial Instruments: Presentation and IFRS 9 (see Notes 3, 9, 10 and 15).

6.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2020 and 2019, consisted of:

	2020		2019
Cash and bank accounts	Ps.	5,094,610	Ps.	1,758,262
Short-term investments (1)		23,963,483		25,694,003
Total cash and cash equivalents	Ps.	29,058,093	Ps.	27,452,265

(1) Highly-liquid investments with an original maturity of three months or less at the date of acquisition.

7.	Trade Notes and Accounts Receivable, Net

Trade notes and accounts receivable, net as of December 31, 2020 and 2019, consisted of:

	2020		2019
Non-interest bearing notes received from customers as deposits and advances mainly in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 2 (p))	Ps.	3,327,579	Ps.	4,188,293
Trade accounts receivable		13,265,351		15,144,534
Loss allowance		(4,249,133)		(4,846,643)
	Ps.	12,343,797	Ps.	14,486,184

As of December 31, 2020 and 2019, the aging analysis of the trade notes and accounts receivable that were past due is as follows:

	2020		2019
1 to 90 days	Ps.	3,634,710	Ps.	4,180,830
91 to 180 days		1,386,243		1,182,634
More than 180 days		4,044,530		4,706,908

The carrying amounts of the Group’s trade notes and account receivables denominated in other than peso currencies are as follows:

	2020		2019
U.S. dollar	Ps.	2,905,396	Ps.	3,610,639
Other currencies		75,369		45,114
At December 31	Ps.	2,980,765	Ps.	3,655,753

Movements on the Group for loss allowance of trade notes and account receivables are as follows:

	2020		2019
At January 1	Ps.	(4,846,643)	Ps.	(4,379,316)
Impairment provision		(1,352,432)		(1,549,801)
Write-off of receivables		1,949,942		996,185
Reclassification to current assets held for sale		—		86,289
At December 31	Ps.	(4,249,133)	Ps.	(4,846,643)

The maximum exposure to credit risk of the trade notes and accounts receivable as of December 31, 2020 and 2019 is the carrying value of each class of receivables mentioned above.

8.	Transmission Rights and Programming

At December 31, 2020 and 2019, transmission rights and programming consisted of:

	2020		2019
Transmission rights	Ps.	9,695,030	Ps.	8,671,434
Programming		4,683,980		5,709,414
		14,379,010		14,380,848
Non-current portion of:
Transmission rights		5,257,926		4,630,513
Programming		2,724,870		3,271,077
		7,982,796		7,901,590
Current portion of transmission rights and programming	Ps.	6,396,214	Ps.	6,479,258

Transmission rights and programming charged to consolidated cost of sales for the years ended December 31, 2020, 2019 and 2018, amounted to Ps.12,691,287, Ps.14,515,285 and Ps.18,009,554, respectively (see Note 21).

9.	Investments in Financial Instruments

At December 31, 2020 and 2019, the Group had the following investments in financial instruments:

	2020		2019
Equity instruments measured at FVOCIL:
Warrants issued by UHI (1)	Ps.	—	Ps.	33,775,451
Open-Ended Fund (2)		1,135,803		4,688,202
Other equity instruments (3)		5,397,504		5,751,001
		6,533,307		44,214,654
Other		469,405		51,245
	Ps.	7,002,712	Ps.	44,265,899

(1)

Investment in warrants issued by UHI and exercisable for UHI’s common stock. The Group exercised these warrants for common stock of UHI on December 29, 2020, at an exercise price of U.S.$0.01 per warrant. The warrants did not entitle the holder to any voting rights or other rights as a stockholder of UHI. The warrants did not bear interest. As of December 29, 2020 and December 31, 2019, the Group owned 4,590,953 warrant shares, which upon their exercise and together with its investment in shares of UHI, represented 35.9% on a fully-diluted, as-converted basis of the equity capital in UHI. As of December 31, 2020, and resulting from the exercise of the warrants, the Group owns a total of 35.9% of the equity of UHI, on a fully-diluted, as-converted basis. In January 2017, in a Declaratory Ruling, the U.S. Federal Communications Commission (“FCC”) approved an increase in the authorized aggregate foreign ownership of UHI’s issued and outstanding shares of common stock from 25% to 49% and authorized the Group to hold up to 40% of the voting interest and 49% of the equity interest of UHI.

In conjunction with the acquisition of the majority stock of UHI by a group of investors, which was announced on February 25, 2020, the Company’s management assessed the implicit value of UHI’s shares in comparison to the fair value of its warrants and concluded that such implicit value did not constitute evidence of a condition that existed as of December 31, 2019, and reviewed the assumptions and inputs related to its discounted cash flow model used to determine the fair value of its investment in warrants as of December 31, 2019, concluding that the fair value of the warrants at such date was appropriate.

During the first quarter of 2020, as a result of revised cashflow forecasts and increasing uncertainty due to the COVID-19 pandemic, the Company’s management recognized: (i) a decline in the estimated fair value of the Group’s investment in warrants of UHI in the amount of Ps.21,937,152, which was accounted for in other comprehensive income or loss, net of income tax of Ps.6,581,146, for the year ended December 31, 2020; and (ii) an impairment loss that decreased the carrying value of the Group’s investment in shares of UHI in the amount of Ps.5,455,356, which was accounted for in share of income or loss of associates and joint ventures in the consolidated statement of income for the year ended December 31, 2020 (see Notes 2 (i), 10 and 15).

(2)	The Group has an investment in an Open-Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets, all of which are measured at fair value, and subtracting all of the fund liabilities and dividing the result by the total number of issued shares. In July and November 2019, the Company redeemed a portion of its investment in Open-Ended Fund at the aggregate fair value amount of U.S.$121.6 million (Ps.2,301,682) and recognized cash proceeds from this redemption for such aggregate amount. In September and December 2020, the Company redeemed a portion of its investment in Open-Ended Fund at the aggregate fair value amount of U.S.$153.7 million (Ps.3,155,643) and recognized cash proceeds from this redemption for such aggregate amount (see Note 2 (i)).

(3)	Other equity instruments include publicly traded instruments, and their fair value is determined by using quoted market prices at the measurement date (see Note 2 (i)).

A roll forward of investments in financial assets at FVOCIL for the years ended December 31, 2020 and 2019 is presented as follows:

	Warrants Issued by UHI		Open-Ended Fund		Other Equity Instruments		Total
At January 1, 2020	Ps.	33,775,451	Ps.	4,688,202	Ps.	5,751,001	Ps.	44,214,654
Disposition of investments		—		(3,159,970)		—		(3,159,970)
Change in fair value in other comprehensive income (1)		(16,387,752)		(392,429)		(353,497)		(17,133,678)
Warrants exercised for common stock of UHI		(17,387,699)		—		—		(17,387,699)
At December 31, 2020	Ps.	—	Ps.	1,135,803	Ps.	5,397,504	Ps.	6,533,307

	Warrants Issued by UHI		Open-Ended Fund		Other Equity Instruments		Other Financial Assets		Total
At January 1, 2019	Ps.	34,921,530	Ps.	7,662,726	Ps.	6,545,625	Ps.	72,612	Ps.	49,202,493
Disposition of investments		—		(2,331,785)		—		(72,723)		(2,404,508)
Change in fair value in other comprehensive income (1)		(1,146,079)		(642,739)		(794,624)		111		(2,583,331)
At December 31, 2019	Ps.	33,775,451	Ps.	4,688,202	Ps.	5,751,001	Ps.	—	Ps.	44,214,654

(1)	The foreign exchange gain in 2020 derived from the hedged warrants issued by UHI and the investment in Open-Ended Fund was hedged by foreign exchange loss in the consolidated statement of income for the year ended December 31, 2020, in the amount of Ps.5,511,412 and Ps.471,097, respectively. The foreign exchange loss in 2019 derived from the hedged warrants issued by UHI and the investment in Open-Ended Fund was hedged by foreign exchange gain in the consolidated statement of income for the year ended December 31, 2019 in the amount of Ps.1,403,384 and Ps.289,298, respectively (see Notes 14 and 23).

The maximum exposure to credit risk of the investments in financial instruments as of December 31, 2020 and 2019 is the carrying value of the financial assets mentioned above.

10.	Investments in Associates and Joint Ventures

At December 31, 2020 and 2019, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of December 31,
	2020	2020		2019
Associates:
UHI (1)	35.9%	Ps.	21,424,180	Ps.	8,189,662
OCEN and subsidiaries (2)	40.0%		556,251		693,970
Other			113,905		115,161
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. and subsidiaries (“GTAC”) (3)	33.3%		514,731		567,165
Periódico Digital Sendero, S.A.P.I. de C.V. and subsidiary (collectively, “PDS”)(4)	50.0%		204,464		196,474
		Ps.	22,813,531	Ps.	9,762,432

(1)	The Group accounts for its investment in common stock of UHI, the parent company of Univision, under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS Standards, over UHI’s operations. Beginning on December 29, 2020, the Group had the ability to exercise significant influence over the operating and financial policies of UHI because (i) it owns 5,701,335 Class “A” shares of common stock of UHI, representing 35.9% on a fully-diluted of the outstanding shares of UHI and 40.6% of the voting shares of UHI as of December 31, 2020, as a result of exercising all of its outstanding warrants for common stock of UHI on that date; and (ii) it has three officers of the Company designated as members of the Board of Directors of UHI, which is composed of nine directors. Before December 29, 2020, the Group had the ability to exercise significant influence over the operating and financial policies of UHI because (i) it owned 1,110,382 Class “C” shares of common stock of UHI, representing 10% of the outstanding total shares of UHI and 14% of the voting shares of UHI, and 4,590,953 warrants issued by UHI, which upon their exercise and together with the current investment in shares of UHI, represented approximately 36% on a fully-diluted, as-converted basis of the equity capital in UHI, subject to certain conditions, laws and regulations; and (ii) it had three officers and one director of the Company designated as members of the Board of Directors of UHI, which was composed of 19 directors of 22 available Board seats. The Group is also a party to a Program Licensing Agreement (“PLA”), as amended, with Univision, pursuant to which Univision has the right to broadcast certain Televisa content in the United States, and to another program license agreement pursuant to which the Group has the right to broadcast certain Univision’s content in Mexico, in each case through 7.5 years after the Group has voluntarily sold two-thirds of its initial investment made in UHI in December 2010. On February 25, 2020, UHI, Searchlight Capital Partners, LP (“Searchlight”), a global private investment firm, and ForgeLight LLC (“ForgeLight”), an operating and investment company focused on the media and consumer technology sectors, announced a definitive agreement in which Searchlight and ForgeLight would acquire a majority ownership interest in UHI from all stockholders of UHI other than the Group. Terms of the transaction were not disclosed. The Group elected to retain its approximately 36% stake in UHI’s equity upon exercise of its warrants on a fully-diluted, as-converted basis. Under the terms of the acquisition, Searchlight and ForgeLight would purchase the remaining 64% ownership interest from the other stockholders of UHI. The transaction, which was subject to customary closing conditions including receipt of regulatory approvals, closed on December 29, 2020. In conjunction with this transaction and a related decline in the estimated fair value of the Group’s investment in warrants issued by UHI, the Company’s management recognized an impairment loss in the amount of Ps.5,455,356 that decreased the carrying value of the Group’s investment in shares of UHI in the first quarter of 2020. This impairment adjustment was accounted for in share of income or loss of associates and joint ventures in the Group’s consolidated statement of income for the year ended December 31, 2020 (see Notes 1, 2 (a), 9, 15, 20 and 23).

(2)	OCEN is a majority-owned subsidiary of CIE, and is engaged in the live entertainment business in Mexico, Central America and Colombia. In July 2019, the Group announced the sale of its 40% equity interest in OCEN to Live Nation Entertainment, Inc., and classified this non-current investment as current assets held for sale. As a result, the Group discontinued the use of the equity method to account for the investment in this associate beginning on August 1, 2019. In 2019, the stockholders of OCEN approved the payment of dividends in the aggregate amount of Ps.1,931,000, of which Ps.772,400 were paid to the Group, as well as a capital reduction in the amount of Ps.200,466, of which Ps.80,186 were paid to the Group. In 2020 and 2018, the stockholders of OCEN did not pay any dividends. Beginning on May 31, 2020, the Company (i) ceased to classify the assets of OISE Entretenimiento, including the investment in OCEN, as current assets held for sale; (ii) began to classify its equity interest in OCEN as an investment in associates and joint ventures in its consolidated statement of financial position; (iii) recognized its share of income of OCEN, which was discontinued from August 1, through December 31, 2019, in consolidated retained earnings as of January 1, 2020 in the amount of Ps.147,975; (iv) began to recognize its share of income or loss of OCEN for the year ended December 31, 2020; and (v) restated for comparison purposes its previously reported consolidated statement of financial position as of December 31, 2019, which included its investment in OCEN as current assets held for sale, to conform with the current classification of this asset as investments in associates and joint ventures. As of December 31, 2020 and 2019, the investment in OCEN included goodwill of Ps.359,613 (see Notes 3 and 20).

(3)	GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. and a subsidiary of Megacable, S.A. de C.V. have an equal equity participation of 33.3%. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. As of December 31, 2020 and 2019, GTAC had used a principal amount of Ps.688,183, under this credit facility. During the year ended December 31, 2020, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.123,390. During the year ended December 31, 2019, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.114,574. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.946,128, with an annual interest of TIIE plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these supplementary loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2023 and 2030. During the years ended December 31, 2020 and 2019, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.122,656 and Ps.86,321, respectively. The net investment in GTAC as of December 31, 2020 and 2019, included amounts receivable in connection with this long-term credit facility and supplementary loans to GTAC in the aggregate amount of Ps.821,253 and Ps.872,317, respectively. These amounts receivable are in substance a part of the Group’s net investment in this investee (see Note 15).

(4)	The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. In September 2017, PDS acquired substantially all of the equity interest in Now New Media, S.A.P.I. de C.V., an online news website in Mexico City, in the aggregate amount of Ps.81,749. As of December 31, 2020 and 2019, the Group’s investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837 (see Note 3).

A roll forward of investments in associates and joint ventures for the years ended December 31, 2020 and 2019, is presented as follows:

	2020		2019
At January 1	Ps.	9,762,432	Ps.	10,546,728
Impairment loss in investment in shares of UHI		(5,455,356)		—
Share of (loss) or income of associates and joint ventures, net		(284,312)		581,023
Dividends from OCEN		—		(772,400)
Long-term loans granted to GTAC, net		132,926		172,223
Foreign currency translation adjustments		1,360,735		(337,742)
GTAC payments of principal and interest		(246,046)		(200,895)
Capital stock reduction in OCEN		—		(80,186)
Exercise of warrants for UHI shares		17,387,699		—
Additional share of income of OCEN (see Note 3)		147,975		—
Other		7,478		(146,319)
At December 31	Ps.	22,813,531	Ps.	9,762,432

IFRS summarized financial information of UHI as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018, including adjustments made by the Group when using the equity method, such as purchase price adjustments at the time of acquisition, impairment adjustments and adjustments for differences in accounting policies, is set forth below.

IFRS summarized financial information of UHI as of December 31, 2020 and 2019 (amounts in thousands of U.S. dollars):

	2020		2019
Current assets	U.S.$	1,470,301	U.S.$	1,199,800
Non-current assets		8,249,358		8,521,477
Total assets		9,719,659		9,721,277
Current liabilities		712,300		554,700
Non-current liabilities		8,630,459		8,720,377
Total liabilities		9,342,759		9,275,077
Total net assets	U.S.$	376,900	U.S.$	446,200

The table below reconciles the summarized financial information of UHI to the carrying amount of the Group´s interest in UHI as of December 31, 2020 and 2019 (amounts in thousands of U.S. dollars):

	2020		2019
Ownership as of December 31		35.9%		10%
Group’s share of net assets	U.S.$	135,307	U.S.$	44,568
Group’s share of net assets	Ps.	2,699,282	Ps.	841,619
Goodwill		18,687,080		7,426,968
Adjustments for differences in accounting policies		37,818		(78,925)
Carrying amount of the Group´s interest in UHI	Ps.	21,424,180	Ps.	8,189,662

IFRS summarized financial information of UHI for the years ended December 31, 2020, 2019 and 2018 (amounts in thousands of U.S. dollars):

	2020		2019		2018
Revenue	U.S.$	2,541,900	U.S.$	2,687,900	U.S.$	2,713,800
Profit from continuing operations		36,400		290,200		161,000
Post-tax loss from discontinued operations		—		(13,200)		(148,900)
Net income		36,400		277,000		12,100
Other comprehensive (loss) income		(23,700)		(99,000)		15,410
Total comprehensive income		12,700		178,000		27,510
Dividends received from UHI	U.S.$	—	U.S.$	—	U.S.$	—

The table below reconciles the summarized financial information of UHI to the carrying amount of the Group´s interest in UHI for the years ended December 31, 2020, 2019 and 2018 (amounts in thousands of U.S. dollars):

	2020		2019		2018
Net income (10%)	U.S.$	3,635	U.S.$	27,668	U.S.$	1,208
Other comprehensive (loss) income (10%)		(2,367)		(9,889)		1,538

Net income (10%)	Ps.	78,133	Ps.	532,896	Ps.	23,258
Other comprehensive (loss) income (10%)		(50,872)		(190,457)		29,620
Adjustments for differences in accounting policies:
Net (loss) income		(79,163)		(55,058)		166,044
Other comprehensive loss		(6,657)		(45,263)		(76,521)
Group’s interest in UHI:
Net (loss) income		(1,030)		477,838		189,302
Other comprehensive loss		(57,529)		(235,720)		(46,901)

Impairment loss in investment in shares of UHI	Ps.	(5,455,356)	Ps.	—	Ps.	—

Combined condensed balance sheet information related to the Group’s share in associates other than UHI as of December 31, 2020 and 2019, including adjustments made by the Group when using the equity method, such as fair value adjustments made at the time of acquisition, is set forth below:

	2020		2019
Current assets	Ps.	923,784	Ps.	1,454,771
Non-current assets		967,584		920,140
Total assets		1,891,368		2,374,911
Current liabilities		1,229,246		1,439,238
Non-current liabilities		315,260		426,043
Total liabilities		1,544,506		1,865,281
Net assets	Ps.	346,862	Ps.	509,630
Goodwill		359,613		359,613
Adjustments for differences in accounting policies		(36,319)		(60,112)
Carrying amount of the Group´s interest in associates	Ps.	670,156	Ps.	809,131

Combined condensed balance sheet information related to the Group’s share in joint ventures as of December 31, 2020 and 2019, including adjustments made by the Group when using the equity method, such as fair value adjustments made at the time of acquisition, is set forth below:

	2020		2019
Current assets	Ps.	151,151	Ps.	155,628
Non-current assets		541,861		599,856
Total assets		693,012		755,484
Current liabilities		45,320		43,556
Non-current liabilities		860,357		924,759
Total liabilities		905,677		968,315
Net assets	Ps.	(212,665)	Ps.	(212,831)
Goodwill		113,837		113,837
Adjustments for differences in accounting policies		(3,230)		(9,684)
Long-term loans granted to GTAC, net		821,253		872,317
Carrying amount of the Group´s interest in joint ventures	Ps.	719,195	Ps.	763,639

The Group recognized its share of comprehensive (loss) income of associates and joint ventures other than UHI for the years ended December 31, 2020, 2019 and 2018, as follows:

	2020		2019		2018
Share of (loss) income of associates and joint ventures, net	Ps.	(283,282)	Ps.	103,185	Ps.	343,631
Share of other comprehensive (loss) income of associates and joint ventures:
Foreign currency translation adjustments, net		1,757		(2,556)		2,987
Other items of comprehensive loss, net		(5,261)		2,117		(3,399)
		(3,504)		(439)		(412)
Share of comprehensive (loss) income of associates and joint ventures	Ps.	(286,786)	Ps.	102,746	Ps.	343,219

11.	Property, Plant and Equipment, Net

The analysis of the changes in property, plant and equipment is as follows:

	Buildings and Land		Technical Equipment		Satellite Transponders		Furniture and Fixtures		Transportation Equipment		Computer Equipment		Leasehold Improvements		Construction and Projects in Progress (1)		Total
Cost:
January 1, 2019	Ps.	14,635,604	Ps.	133,171,187	Ps.	10,301,713	Ps.	1,203,942	Ps.	3,085,762	Ps.	8,848,455	Ps.	3,215,239	Ps.	11,683,180	Ps.	186,145,082
Additions		25,132		11,152,691		—		55,434		74,684		199,749		37,213		7,563,381		19,108,284
Dismantling cost		—		797,176		—		—		—		—		—		—		797,176
Retirements and reclassifications to other accounts		(266,687)		(2,332,091)		—		(163,756)		(199,494)		(965,029)		(36,943)		(1,967,705)		(5,931,705)
Transfers to right-of-use asset		—		(1,896,682)		(4,275,619)		—		—		—		—		—		(6,172,301)
Transfers to intangibles assets		—		—		—		—		—		—		—		(1,487,056)		(1,487,056)
Transfers and reclassifications		94,791		1,188,429		—		64,380		39,724		470,161		220,219		(2,077,704)		—
Effect of translation		20,366		(114,068)		—		(1,255)		(354)		(5,071)		(1,354)		272		(101,464)
December 31, 2019		14,509,206		141,966,642		6,026,094		1,158,745		3,000,322		8,548,265		3,434,374		13,714,368		192,358,016
Additions		6,252		12,384,030		—		24,562		75,219		253,783		19,283		7,368,609		20,131,738
Dismantling cost		—		71,241		—		—		—		—		—		—		71,241
Retirements and reclassifications to other accounts		(53,559)		(547,789)		—		(2,426)		(45,726)		(72,113)		(627)		(2,575,544)		(3,297,784)
Transfers to intangibles assets		—		(2,725)		—		—		—		—		—		(1,042,340)		(1,045,065)
Transfers and reclassifications		415,289		3,381,566		—		82,855		92,370		467,754		152,591		(4,592,425)		—
Effect of translation		9,724		9,223		—		64		47		693		15		1,002		20,768
December 31, 2020	Ps.	14,886,912	Ps.	157,262,188	Ps.	6,026,094	Ps.	1,263,800	Ps.	3,122,232	Ps.	9,198,382	Ps.	3,605,636	Ps.	12,873,670	Ps.	208,238,914

Depreciation:
January 1, 2019	Ps.	(4,939,196)	Ps.	(78,108,278)	Ps.	(5,187,749)	Ps.	(648,264)	Ps.	(1,650,668)	Ps.	(6,192,249)	Ps.	(2,076,148)	Ps.	—	Ps.	(98,802,552)
Depreciation of the year		(239,066)		(15,272,635)		(282,414)		(114,382)		(309,376)		(956,985)		(262,942)		—		(17,437,800)
Retirements		102,538		2,955,945		—		157,477		153,235		941,061		27,925		—		4,338,181
Transfers to right-of-use assets		—		987,924		1,781,508		—		—		—		—		—		2,769,432
Reclassifications		—		27,103		—		—		1,481		(28,584)		—		—		—
Effect of translation		3,648		92,902		—		1,210		324		4,534		1,337		—		103,955
December 31, 2019		(5,072,076)		(89,317,039)		(3,688,655)		(603,959)		(1,805,004)		(6,232,223)		(2,309,828)		—		(109,028,784)
Depreciation of the year		(268,684)		(15,545,278)		(282,414)		(116,651)		(267,356)		(945,389)		(263,731)		—		(17,689,503)
Retirements		37,704		1,622,089		—		2,208		41,131		71,752		35		—		1,774,919
Reclassifications		—		—		—		—		—		—		—		—		—
Effect of translation		(4,703)		(8,642)		—		(69)		(37)		(452)		(16)		—		(13,919)
December 31, 2020	Ps.	(5,307,759)	Ps.	(103,248,870)	Ps.	(3,971,069)	Ps.	(718,471)	Ps.	(2,031,266)	Ps.	(7,106,312)	Ps.	(2,573,540)	Ps.	—	Ps.	(124,957,287)

Carrying value:
At January 1, 2019	Ps.	9,696,408	Ps.	55,062,909	Ps.	5,113,964	Ps.	555,678	Ps.	1,435,094	Ps.	2,656,206	Ps.	1,139,091	Ps.	11,683,180	Ps.	87,342,530

At December 31, 2019	Ps.	9,437,130	Ps.	52,649,603	Ps.	2,337,439	Ps.	554,786	Ps.	1,195,318	Ps.	2,316,042	Ps.	1,124,546	Ps.	13,714,368	Ps.	83,329,232

At December 31, 2020	Ps.	9,579,153	Ps.	54,013,318	Ps.	2,055,025	Ps.	545,329	Ps.	1,090,966	Ps.	2,092,070	Ps.	1,032,096	Ps.	12,873,670	Ps.	83,281,627

(1)	Retirements and reclassifications to other accounts include (i) set-up box refurbishment projects that are subsequently reclassified to inventory in order to be assigned or sold to a customer; and (ii) projects in progress related to certain costs that are reclassified to programming when a specific program benefits from those costs.

Depreciation charges are presented in Note 21.

Property, plant and equipment include the following technical equipment leased to subscribers in the Cable and Sky segments as of December 31:

	2020		2019
Subscriber leased set-top equipment	Ps.	42,564,180	Ps.	34,923,489
Accumulated depreciation		(26,885,031)		(22,269,138)
	Ps.	15,679,149	Ps.	12,654,351

12.	Right-of-use Assets, Net

The analysis of the changes of right-of-use assets, net, is as follows:

	Buildings			Satellite Transponders	Technical Equipment		Others			Total
Cost:
January 1, 2019	Ps.	4,758,787	Ps.	4,275,619	Ps.	1,896,682	Ps.	38,525	Ps.	10,969,613
Additions or inflationary adjustments		480,222		—		82,568		25,263		588,053
Retirements		(153,888)		—		(290,421)		(5,767)		(450,076)
Effect of translation		121		—		—		—		121
December 31, 2019		5,085,242		4,275,619		1,688,829		58,021		11,107,711
Additions		655,135		—		195,153		66,791		917,079
Reclassifications		(107,075)		—		—		107,075		—
Retirements		(169,899)		—		—		(749)		(170,648)
Effect of translation		1,181		—		—		—		1,181
December 31, 2020	Ps.	5,464,584	Ps.	4,275,619	Ps.	1,883,982	Ps.	231,138	Ps.	11,855,323

Depreciation:
January 1, 2019	Ps.	—	Ps.	(1,781,508)	Ps.	(987,924)	Ps.	—	Ps.	(2,769,432)
Depreciation of the year		(618,374)		(285,041)		(134,775)		(32,160)		(1,070,350)
Retirements		9,714		—		275,262		—		284,976
Effect of translation		147		—		—		—		147
December 31, 2019		(608,513)		(2,066,549)		(847,437)		(32,160)		(3,554,659)
Depreciation of the year		(607,791)		(285,041)		(140,985)		(62,957)		(1,096,774)
Reclassifications		35,312		—		—		(35,312)		—
Retirements		4,211		—		156		3,806		8,173
Effect of translation		102		—		—		—		102
December 31, 2020	Ps.	(1,176,679)	Ps.	(2,351,590)	Ps.	(988,266)	Ps.	(126,623)	Ps.	(4,643,158)

Carrying value:
At January 1, 2019	Ps.	4,758,787	Ps.	2,494,111	Ps.	908,758	Ps.	38,525	Ps.	8,200,181

At December 31, 2019	Ps.	4,476,729	Ps.	2,209,070	Ps.	841,392	Ps.	25,861	Ps.	7,553,052

At December 31, 2020	Ps.	4,287,905	Ps.	1,924,029	Ps.	895,716	Ps.	104,515	Ps.	7,212,165

Depreciation charges are presented in Note 21.

13.	Intangible Assets and Goodwill, Net

As of December 31, 2020 and 2019, intangible assets and goodwill are summarized as follows:

	2020						2019
			Accumulated						Accumulated
	Cost		Amortization		Carrying Value		Cost		Amortization		Carrying Value
Intangible assets and goodwill with indefinite useful lives:
Trademarks	Ps.	35,242	Ps.	—	Ps.	35,242	Ps.	175,444	Ps.	—	Ps.	175,444
Concessions		15,166,067		—		15,166,067		15,166,067		—		15,166,067
Goodwill		14,113,626		—		14,113,626		14,113,626		—		14,113,626
		29,314,935		—		29,314,935		29,455,137		—		29,455,137

Intangible assets with finite useful lives:
Trademarks		2,227,096		(1,971,314)		255,782		2,127,697		(1,899,187)		228,510
Concessions		553,505		(442,804)		110,701		553,505		(332,103)		221,402
Licenses and software		13,139,480		(8,446,906)		4,692,574		10,858,388		(6,843,169)		4,015,219
Subscriber lists		8,804,334		(7,258,070)		1,546,264		8,782,852		(6,632,419)		2,150,433
Payments for renewal of concessions		5,825,559		—		5,825,559		5,821,828		—		5,821,828
Other intangible assets		5,169,795		(4,191,392)		978,403		5,198,960		(3,762,535)		1,436,425
		35,719,769		(22,310,486)		13,409,283		33,343,230		(19,469,413)		13,873,817
	Ps.	65,034,704	Ps.	(22,310,486)	Ps.	42,724,218	Ps.	62,798,367	Ps.	(19,469,413)	Ps.	43,328,954

Changes in intangible assets and goodwill with indefinite useful lives in 2020 and 2019, were as follows:

	2020
	Trademarks		Concessions		Goodwill		Total
Cost:
Balance at beginning of period	Ps.	175,444	Ps.	15,166,067	Ps.	14,113,626	Ps.	29,455,137
Impairment adjustments		(40,803)		—		—		(40,803)
Transfers and reclassifications		(99,399)		—		—		(99,399)
Balance at end of period	Ps.	35,242	Ps.	15,166,067	Ps.	14,113,626	Ps.	29,314,935

	2019
	Trademarks		Concessions		Goodwill		Total
Cost:
Balance at beginning of period	Ps.	479,409	Ps.	15,166,067	Ps.	14,113,626	Ps.	29,759,102
Impairment adjustments		(67,574)		—		—		(67,574)
Transfers and reclassifications		(236,391)		—		—		(236,391)
Balance at end of period	Ps.	175,444	Ps.	15,166,067	Ps.	14,113,626	Ps.	29,455,137

Changes in intangible assets with finite useful lives in 2020 and 2019, were as follows:

	2020
	Trademarks		Concessions		Licenses and Software		Subscriber Lists		Payments for Renewal of Concessions		Other Intangible Assets		Total
Cost:
Balance at beginning of period	Ps.	2,127,697	Ps.	553,505	Ps.	10,858,388	Ps.	8,782,852	Ps.	5,821,828	Ps.	5,198,960	Ps.	33,343,230
Additions		—		—		959,813		—		3,731		271,633		1,235,177
Transfers from property, plant and equipment		—		—		1,247,347		—		—		—		1,247,347
Transfers to property, plant and equipment		—		—		—		—		—		(202,282)		(202,282)
Retirements		—		—		(28,127)		—		—		(25,013)		(53,140)
Transfers and reclassifications		99,399		—		84,823		16,428		—		(73,124)		127,526
Effect of translation		—		—		17,236		5,054		—		(379)		21,911
Balance at end of period		2,227,096		553,505		13,139,480		8,804,334		5,825,559		5,169,795		35,719,769
Amortization:
Balance at beginning of period		(1,899,187)		(332,103)		(6,843,169)		(6,632,419)		—		(3,762,535)		(19,469,413)
Amortization of the year		(72,127)		(110,701)		(1,717,282)		(523,878)		—		(50,522)		(2,474,510)
Other amortization of the year (1)		—		—		—		—		—		(380,863)		(380,863)
Retirements		—		—		28,127		—		—		2,003		30,130
Reclassifications		—		—		96,304		(96,719)		—		415		—
Effect of translation		—		—		(10,886)		(5,054)		—		110		(15,830)
Balance at end of period		(1,971,314)		(442,804)		(8,446,906)		(7,258,070)		—		(4,191,392)		(22,310,486)
	Ps.	255,782	Ps.	110,701	Ps.	4,692,574	Ps.	1,546,264	Ps.	5,825,559	Ps.	978,403	Ps.	13,409,283

	2019
	Trademarks		Concessions		Licenses and Software		Subscriber Lists		Payments for Renewal of Concessions		Other Intangible Assets		Total
Cost:
Balance at beginning of period	Ps.	1,891,306	Ps.	553,505	Ps.	9,065,582	Ps.	8,785,423	Ps.	5,993,891	Ps.	4,099,750	Ps.	30,389,457
Additions		—		—		913,108		—		67,285		1,126,357		2,106,750
Transfers from property, plant and equipment		—		—		1,487,056		—		—		—		1,487,056
Retirements		—		—		(526,166)		—		(239,348)		(90,324)		(855,838)
Transfers and reclassifications		236,391		—		(68,641)		1,162		—		67,479		236,391
Effect of translation		—		—		(12,551)		(3,733)		—		(4,302)		(20,586)
Balance at end of period		2,127,697		553,505		10,858,388		8,782,852		5,821,828		5,198,960		33,343,230
Amortization:
Balance at beginning of period		(1,569,786)		(221,402)		(5,934,647)		(6,108,251)		(15,454)		(3,235,503)		(17,085,043)
Amortization of the year		(329,401)		(110,701)		(1,490,841)		(530,013)		(7,773)		(31,917)		(2,500,646)
Other amortization of the year (1)		—		—		—		—		—		(531,426)		(531,426)
Retirements		—		—		529,403		—		23,227		79,108		631,738
Reclassifications		—		—		44,824		2,112		—		(46,936)		—
Effect of translation		—		—		8,092		3,733		—		4,139		15,964
Balance at end of period		(1,899,187)		(332,103)		(6,843,169)		(6,632,419)		—		(3,762,535)		(19,469,413)
	Ps.	228,510	Ps.	221,402	Ps.	4,015,219	Ps.	2,150,433	Ps.	5,821,828	Ps.	1,436,425	Ps.	13,873,817

(1) Other amortization of the year relates primarily to amortization of soccer player rights, which is included in consolidated cost of sales.

All of the amortization charges are presented in Note 21.

The changes in the net carrying amount of goodwill, indefinite-lived trademarks and concessions for the year ended December 31, 2020 and 2019, were as follows:

	Balance as of January 1, 2020		Acquisitions		Retirements		Foreign Currency Translation Adjustments		Impairment Adjustments		Transfers		Balance as of December 31, 2020
Goodwill:
Cable	Ps.	13,794,684	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	13,794,684
Content		241,973		—		—		—		—		—		241,973
Other Businesses		76,969		—		—		—		—		—		76,969
	Ps.	14,113,626	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	14,113,626
Indefinite-lived trademarks (see Note 3):
Cable	Ps.	132,212	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(99,399)	Ps.	32,813
Other Businesses		43,232		—		—		—		(40,803)		—		2,429
	Ps.	175,444	Ps.	—	Ps.	—	Ps.	—	Ps.	(40,803)	Ps.	(99,399)	Ps.	35,242
Indefinite-lived concessions (see Note 3):
Cable	Ps.	15,070,025	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,070,025
Sky		96,042		—		—		—		—		—		96,042
	Ps.	15,166,067	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,166,067

	Balance as of January 1,2019		Acquisitions		Retirements		Foreign Currency Translation Adjustments		Impairment Adjustments		Transfers		Balance as of December 31, 2019
Goodwill:
Cable	Ps.	13,794,684	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	13,794,684
Content		241,973		—		—		—		—		—		241,973
Other Businesses		76,969		—		—		—		—		—		76,969
	Ps.	14,113,626	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	14,113,626
Indefinite-lived trademarks (see Note 3):
Cable	Ps.	368,603	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(236,391)	Ps.	132,212
Other Businesses		110,806		—		—		—		(67,574)		—		43,232
	Ps.	479,409	Ps.	—	Ps.	—	Ps.	—	Ps.	(67,574)	Ps.	(236,391)	Ps.	175,444
Indefinite-lived concessions (see Note 3):
Cable	Ps.	15,070,025	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,070,025
Sky		96,042		—		—		—		—		—		96,042
	Ps.	15,166,067	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,166,067

During the second half of 2020 and 2019, the Group monitored the market associated with its Publishing business, which is classified into the Other Businesses segment, which has experienced a general slow-down in Latin America. Accordingly, the Group reduced its cash flow expectations for some of its foreign operations. As a result, the Group compared the fair value of the intangible assets in the reporting units with the related carrying value and recorded an aggregate impairment charge in connection with trademarks of Ps.40,803 and Ps.67,574, in other expense, net, in the consolidated statements of income for the years ended December 31, 2020 and 2019, respectively.

The key assumptions used for either fair value or value in use calculations of goodwill and intangible assets in 2020, were as follows (see Note 15):

	Cable
	Minimum	Maximum
Value in use calculations:
Long-term growth rate	3.70%	3.90%
Discount rate	10.50%	11.60%
Fair value calculations:
Multiple of sales	2.3	3.4
Multiple of EBITDA (as defined)	6.3	8.2

The key assumptions used for fair value calculations of goodwill and intangible assets in 2019, were as follows (see Note 15):

	Cable		Other Businesses
	Minimum	Maximum	Minimum	Maximum
Long-term growth rate	3.50%	3.50%	3.50%	3.50%
Discount rate	10.90%	11.20%	14.60%	15.60%

As described in Note 2 (l), in 2015, the Company’s management estimated the remaining useful life of four years for acquired trademarks in specific locations of Mexico, in connection with the migration to an internally developed trademark in the Group’s Cable segment. Amortization of trademarks with a finite useful life amounted to Ps.321,520, for the year ended December 31, 2019.

In the fourth quarter of 2017, the Company’s management reviewed the useful life of certain Group’s television concessions accounted for as intangible assets in conjunction with the payment made in 2018 for renewal of concessions expiring in 2021, which amount was determined by the IFT before the renewal date (see Note 2 (b)). Based on such review, the Group classified these concessions as intangible assets with a finite useful life and began to amortize the related net carrying amount of Ps.553,505 in a period ending in 2021. Amortization of these concessions with a finite useful life amounted to Ps.110,701 for each of the years ended December 31, 2020 and 2019. Assuming a remaining useful life of five years, amortization of these concessions in future years is estimated in the following amounts:

Year ended December 31,
2021	Ps.	110,701

14.	Debt, Lease Liabilities and Other Notes Payable

Debt, lease liabilities and other notes payable outstanding as of December 31, 2020 and 2019, were as follows:

	Effective	2020										2019
	Interest			Finance		Principal, Net of		Interest
	Rate	Principal		Costs		Finance Costs		Payable		Total		Total
U.S. dollar Senior Notes:
6.625% Senior Notes due 2025 (1)	7.60%	Ps.	11,969,580	Ps.	(162,815)	Ps.	11,806,765	Ps.	224,679	Ps.	12,031,444	Ps.	11,341,835
4.625% Senior Notes due 2026 (1)	5.03%		5,984,790		(24,424)		5,960,366		138,398		6,098,764		5,766,754
8.50% Senior Notes due 2032 (1)	9.00%		5,984,790		(19,870)		5,964,920		155,438		6,120,358		5,790,640
6.625% Senior Notes due 2040 (1)	7.05%		11,969,580		(120,485)		11,849,095		431,736		12,280,831		11,612,104
5% Senior Notes due 2045 (1)	5.39%		19,949,300		(412,967)		19,536,333		144,079		19,680,412		18,590,304
6.125% Senior Notes due 2046 (1)	6.47%		17,954,370		(119,284)		17,835,086		549,853		18,384,939		17,391,833
5.25% Senior Notes due 2049 (1)	5.59%		14,961,975		(294,210)		14,667,765		78,550		14,746,315		13,932,641
Total U.S. dollar debt			88,774,385		(1,154,055)		87,620,330		1,722,733		89,343,063		84,426,111

Mexican peso debt:
8.79% Notes due 2027 (2)	8.84%		4,500,000		(16,122)		4,483,878		95,591		4,579,469		4,574,913
8.49% Senior Notes due 2037 (1)	8.94%		4,500,000		(11,903)		4,488,097		31,838		4,519,935		4,519,209
7.25% Senior Notes due 2043 (1)	7.92%		6,500,000		(53,091)		6,446,909		65,451		6,512,360		6,517,845
Bank loans (3)	5.62%		16,000,000		(88,350)		15,911,650		6,672		15,918,322		15,971,960
Bank loans (Sky) (4)	7.04%		2,750,000		—		2,750,000		12,371		2,762,371		5,525,212
Bank loans (TVI) (5)	5.97%		852,893		(786)		852,107		—		852,107		1,345,308
Total Mexican peso debt			35,102,893		(170,252)		34,932,641		211,923		35,144,564		38,454,447
Total debt (6)			123,877,278		(1,324,307)		122,552,971		1,934,656		124,487,627		122,880,558
Less: Current portion of long-term debt			617,489		(498)		616,991		1,934,656		2,551,647		2,435,814
Long-term debt, net of current portion		Ps.	123,259,789	Ps.	(1,323,809)	Ps.	121,935,980	Ps.	—	Ps.	121,935,980	Ps.	120,444,744

Lease liabilities:
Satellite transponder lease liabilities (7)	7.30%	Ps.	3,818,559	Ps.	—	Ps.	3,818,559	Ps.	—	Ps.	3,818,559	Ps.	4,014,567
Other lease liabilities (8)	7.94%		728,500		—		728,500		—		728,500		707,248
Lease liabilities recognized as of January 1, 2019 (8)			4,745,292		—		4,745,292		—		4,745,292		4,641,705
Total lease liabilities			9,292,351		—		9,292,351		—		9,292,351		9,363,520
Less: Current portion			1,277,754		—		1,277,754		—		1,277,754		1,257,766
Lease liabilities, net of current portion		Ps.	8,014,597	Ps.	—	Ps.	8,014,597	Ps.	—	Ps.	8,014,597	Ps.	8,105,754

Other notes payable:
Total other notes payable (9)	3.00%	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,324,063
Less: Current portion			—		—		—		—		—		1,324,063
Other notes payable, net of current portion		Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—

(1)	The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$4,450 million and Ps.11,000,000, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046 and 2049, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 and 2049, are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”).

(2)	In 2010, 2014, 2015 and October 2017, the Company issued Notes (“Certificados Bursátiles”) due 2020, 2021, 2022 and 2027, respectively, through the BMV in the aggregate principal amount of Ps.10,000,000, Ps.6,000,000, Ps.5,000,000 and Ps.4,500,000, respectively. In July 2019, the Company prepaid all of the outstanding Notes due 2021 and 2022 in the aggregate principal amount of Ps.11,000,000. In October 2019, the Company prepaid all of the outstanding Notes due 2020 in the aggregate principal amount of Ps.10,000,000. Interest rate on the Notes due 2020 was 7.38% per annum and was payable semi-annually. Interest rate on the Notes due 2021 and 2022 was the TIIE plus 35 basis points per annum and was payable every 28 days. Interest rate on the Notes due 2027 is 8.79% per annum and is payable semi-annually. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The agreement of the Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(3)	In 2017, the Company entered into long-term credit agreements with three Mexican banks, in the aggregate principal amount of Ps.6,000,000, with an annual interest rate payable on a monthly basis of 28-day TIIE plus a range between 125 and 130 basis points, and principal maturities between 2022 and 2023. The proceeds of these loans were used primarily for the prepayment in full of the Senior Notes due 2018. Under the terms of these loan agreements, the Company is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on certain spin-offs, mergers and similar transactions. In July 2019, the Company entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000,000. The funds from this loan were used for general corporate purposes, including the refinancing of the Company’s indebtedness. This loan bears interest at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio. The credit agreement of this loan requires the maintenance of financial ratios related to indebtedness and interest expense. During 2018, the Company executed a revolving credit facility with a syndicate of banks, for up to an amount equivalent to U.S.$618 million payable in Mexican pesos, which funds may be used for the repayment of existing indebtedness and other general corporate purposes. In March 2020, the Company drew down Ps.14,770,694 under this revolving credit facility, with a maturity in the first quarter of 2022, and interest payable on a monthly basis at a floating rate based on a spread of 87.5 or 112.5 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio. This facility was used by the Company as a prudent and precautionary measure to increase the Group’s cash position and preserve financial flexibility in light of uncertainty in the global and local markets resulting from the COVID-19 outbreak. On October 6, 2020, the Company prepaid in full without penalty the principal amount of Ps.14,770,694 under this revolving credit facility. The Company retained the right to reborrow the facility in an amount of up to the Mexican peso equivalent of U.S.$618 million, and the facility remains available through March 2022.

(4)	In March 2016, Sky entered into long-term credit agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities between 2021 and 2023, and interest payable on a monthly basis with an annual interest rate in the range of 7.0% and 7.13%. In July 2020, Sky prepaid a portion of these loans in the aggregate cash amount of Ps.2,818,091, which included principal amount prepayments of Ps.2,750,000, and related accrued interest and transaction costs in the amount of Ps.68,091. Under the terms of these credit agreements, the Company is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions.

(5)	In 2020 and 2019, included outstanding balances in the aggregate principal amount of Ps.852,893 and Ps.1,345,382, respectively, in connection with credit agreements entered into by TVI with Mexican banks, with maturities between 2019 and 2022, bearing interest at an annual rate of TIIE plus a range between 100 and 125 basis points, which is payable on a monthly basis. This TVI long-term indebtedness is guaranteed by the Company. Under the terms of these credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.

(6)	Total debt as of December 31, 2019, is presented net of unamortized finance costs in the aggregate amount of Ps.1,441,597, interest payable in the aggregate amount of Ps.1,943,863.

(7)	Under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010, Sky is obligated to pay at an annual interest rate of 7.30%, a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years or; (b) the date IS-21 is taken out of service (see Note 12).

(8)	In 2020, includes lease liabilities recognized beginning on January 1, 2019 under IFRS 16 for an aggregate amount of Ps.4,745,292. Also, includes minimum lease payments of property and equipment under leases that qualify as lease liabilities. In 2020 and 2019, includes Ps.728,500 and Ps.699,066, respectively, in connection with a lease agreement entered into by a subsidiary of the Company and GTAC for the right to use certain capacity of a telecommunications network through 2029 (see Note 20). This lease agreement provides for annual payments through 2029. Other lease liabilities had terms which expired at various dates between 2019 and 2020.

(9)	Notes payable issued by the Group in 2016, in connection with the acquisition of a non-controlling interest in TVI. The cash payments made between 2018 and 2020 related to these notes payable amounted to an aggregate of Ps.1,330,000 and Ps.2,624,375, respectively, including interest of Ps.142,500 and Ps.249,375, respectively. Accumulated accrued interest for this transaction amounted to Ps.136,563 and Ps.201,874, as of December 31, 2019 and 2018, respectively. This was regarded as a Level 2 debt, which was fair valued using a discounted cash flow approach, which discounts the contractual cash flows using discount rates derived from observable market price of other quoted debt instruments. In February 2020, the Group repaid all of its outstanding other notes payable as of December 31, 2019.

As of December 31, 2020 and 2019, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group’s investments in UHI and the investment in Open-Ended Fund (hedged items) were as follows (see Notes 2 (e) and 4):

	December 31, 2020				December 31, 2019
Hedged Items	Millions of U.S. dollars		Thousands of Mexican pesos		Millions of U.S. dollars		Thousands of Mexican pesos
Investment in shares of UHI (net investment hedge)	U.S.$	1,074.0	Ps.	21,424,180	U.S.$	433.7	Ps.	8,189,662
Warrants issued by UHI (foreign currency fair value hedge)		—		—		1,788.6		33,775,451
Open-Ended Fund (foreign currency fair value hedge)		56.9		1,135,803		248.3		4,688,202
Total	U.S.$	1,130.9	Ps.	22,559,983	U.S.$	2,470.6	Ps.	46,653,315

The foreign exchange gain or loss derived from the Company’s U.S. dollar denominated long-term debt designated as a hedge, for the years ended December 31, 2020 and 2019, is analyzed as follows (see Notes 9 and 23):

	Year Ended		Year Ended
Foreign Exchange Gain or Loss Derived from Senior Notes Designated as Hedging Instruments	December 31, 2020		December 31, 2019
Recognized in:
Comprehensive income	Ps.	(7,343,244)	Ps.	2,030,424
Total foreign exchange (loss) gain derived from hedging Senior Notes	Ps.	(7,343,244)	Ps.	2,030,424

Offset against:
Foreign currency translation gain (loss) derived from the hedged net investment in shares of UHI	Ps.	1,360,735	Ps.	(337,742)
Foreign exchange gain (loss) derived from hedged warrants issued by UHI		5,511,412		(1,403,384)
Foreign exchange gain (loss) derived from the hedged Open-Ended Fund		471,097		(289,298)
Total foreign currency translation and foreign exchange gain (loss) derived from hedged assets	Ps.	7,343,244	Ps.	(2,030,424)

Maturities of Debt and Lease Liabilities

Debt maturities for the years subsequent to December 31, 2020, are as follows:

			Unamortized
	Nominal		Finance Costs
2021	Ps.	617,489	Ps.	(498)
2022		5,485,404		(8,213)
2023		3,500,000		(6,290)
2024		10,000,000		(74,135)
2025		11,969,580		(162,815)
Thereafter		92,304,805		(1,072,356)
	Ps.	123,877,278	Ps.	(1,324,307)

Future minimum payments under lease liabilities for the years subsequent to December 31, 2020, are as follows:

2021	Ps.	1,946,215
2022		1,708,943
2023		1,644,473
2024		1,583,671
2025		1,510,847
Thereafter		4,515,287
		12,909,436
Less: Amount representing interest		(3,617,085)
	Ps.	9,292,351

A reconciliation of long-term debt and lease liabilities arising from financing activities in the Group’s consolidated statement of cash flows for the year ended December 31, 2020 and 2019, is as follows:

			Cash Flow				Non-Cash Changes
	Balance as of January 1, 2020		New Debt		Payments		New Debt and Leases		Foreign Exchange Income		Interest		Balance as of December 31, 2020
Debt	Ps.	122,378,292	Ps.	14,770,694	Ps.	(18,013,183)	Ps.	—	Ps.	4,741,475	Ps.	—	Ps.	123,877,278
Satellite transponder lease liabilities		4,014,567		—		(456,465)		—		260,457		—		3,818,559
Other lease liabilities		707,248		—		(211,812)		195,308		—		37,756		728,500
Lease liabilities		4,641,705		—		(953,771)		540,477		20,102		496,779		4,745,292
Total debt and lease liabilities	Ps.	131,741,812	Ps.	14,770,694	Ps.	(19,635,231)	Ps.	735,785	Ps.	5,022,034	Ps.	534,535	Ps.	133,169,629

			Cash Flow				Non-Cash Changes
	Balance as of January 1, 2019		New Debt		Payments		New Debt and Leases		Foreign Exchange Income		Interest		Balance as of December 31, 2019
Debt	Ps.	123,124,638	Ps.	24,298,075	Ps.	(21,989,156)	Ps.	—	Ps.	(3,055,265)	Ps.	—	Ps.	122,378,292
Finance Costs		—		—		(50,531)		—		—		—		(50,531)
Satellite transponder lease liabilities		4,569,773		—		(387,428)		—		(167,778)		—		4,014,567
Other lease liabilities		748,171		—		(172,195)		82,597		—		48,675		707,248
Lease liabilities recognized as of January 1, 2019		4,797,312		—		(883,533)		762,910		(34,984)		—		4,641,705
Total debt and lease liabilities	Ps.	133,239,894	Ps.	24,298,075	Ps.	(23,482,843)	Ps.	845,507	Ps.	(3,258,027)	Ps.	48,675	Ps.	131,691,281

15.	Financial Instruments

The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, accounts and notes receivable, a long-term loan receivable from GTAC, warrants that were exercised for UHI’s common stock, on December 29, 2020, non-current investments in debt and equity securities, and in securities in the form of an open-ended fund, accounts payable, outstanding debt, lease liabilities, other notes payable, and derivative financial instruments. For cash and cash equivalents, accounts receivable, accounts payable, and the current portion of notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities are based on quoted market prices.

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

The carrying and estimated fair values of the Group’s non-derivative financial instruments as of December 31, 2020 and 2019, were as follows:

	2020				2019
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Cash and cash equivalents	Ps.	29,058,093	Ps.	29,058,093	Ps.	27,452,265	Ps.	27,452,265
Trade notes and accounts receivable, net		12,343,797		12,343,797		14,486,184		14,486,184
Warrants issued by UHI (see Note 9)		—		—		33,775,451		33,775,451
Long-term loan and interests receivable from GTAC (see Note 10)		821,253		824,092		872,317		875,585
Open-Ended Fund (see Note 9)		1,135,803		1,135,803		4,688,202		4,688,202
Other equity instruments (see Note 9)		5,397,504		5,397,504		5,751,001		5,751,001
Liabilities:
Senior Notes due 2025, 2032 and 2040	Ps.	29,923,950	Ps.	40,584,237	Ps.	28,325,700	Ps.	34,954,254
Senior Notes due 2045		19,949,300		24,282,886		18,883,800		19,739,047
Senior Notes due 2037 and 2043		11,000,000		9,238,435		11,000,000		8,986,870
Senior Notes due 2026 and 2046		23,939,160		31,811,792		22,660,560		26,645,193
Senior Notes due 2049		14,961,975		18,978,667		14,162,850		15,364,426
Notes due 2027		4,500,000		5,035,860		4,500,000		4,656,375
Long-term notes payable to Mexican banks		19,602,893		19,801,142		22,845,382		23,012,707
Lease liabilities		9,292,351		9,343,100		9,363,520		9,120,903
Other notes payable		—		—		1,324,063		1,295,780

The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of December 31, 2020 and 2019, were as follows:

December 31, 2020: Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)		Maturity Date
Liabilities:
Derivatives recorded as accounting hedges (cash flow hedges):
TVI’s interest rate swap (a)	Ps.	1,759	Ps.	122,400	May 2022
TVI’s interest rate swap (b)		23,784	Ps.	730,493	April 2022
Interest rate swaps (c)		109,146	Ps.	2,000,000	October 2022
Interest rate swaps (d)		86,171	Ps.	1,500,000	October 2022
Interest rate swaps (e)		180,941	Ps.	2,500,000	February 2023
Interest rate swaps (f)		762,827	Ps.	10,000,000	June 2024
Forward (g)		714,763	U.S.$	330,500	January 2021 through March 2022
Derivatives not recorded as accounting hedges:
Interest rate swap (h)		204,250	Ps.	9,385,347	March 2022
TVI’s forward (i)		176,868	U.S.$	88,353	January 2021 through February 2022
Empresas Cablevisión’s forward (j)		190,726	U.S.$	96,789	January 2021 through February 2022
Sky’s forward (k)		318,701	U.S.$	135,000	February 2021 through February 2022
Forward (l)		706,287	U.S.$	344,898	January 2021 through February 2022
Total liabilities	Ps.	3,476,223

December 31, 2019: Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)		Maturity Date
Assets:
Derivatives recorded as accounting hedges (cash flow hedges):
TVI’s interest rate swap (a)	Ps.	4,592	Ps.	407,200	May 2020 through May 2022
Total assets	Ps.	4,592

Liabilities:
Derivatives recorded as accounting hedges (cash flow hedges):
TVI’s interest rate swap (b)	Ps.	8,943	Ps.	938,182	April 2022
Interest rate swaps (c)		38,543	Ps.	2,000,000	October 2022
Interest rate swaps (d)		30,702	Ps.	1,500,000	October 2022
Interest rate swaps (e)		83,122	Ps.	2,500,000	February 2023
Interest rate swaps (f)		185,205	Ps.	6,000,000	June 2024
Forward (g)		144,466	U.S.$	218,688	January 2020 through September 2020
Derivatives not recorded as accounting hedges:
TVI’s forward (i)		45,968	U.S.$	66,000	January 2020 through October 2020
Empresas Cablevisión’s forward (j)		48,474	U.S.$	73,000	January 2020 through October 2020
Sky’s forward (k)		87,090	U.S.$	127,850	January 2020 through September 2020
Forward (l)		242,777	U.S.$	361,550	January 2020 through October 2020
Total liabilities	Ps.	915,290

(a)	TVI has entered into several derivative transaction agreements (interest rate swaps) with two financial institutions from August 2013 through May 2022 to hedge the variable interest rate exposure resulting from Mexican peso loans of a total principal amount of Ps.122,400 and Ps.407,200, as of December 31, 2020 and 2019, respectively. Under these agreements, the Company receives monthly payments based on aggregate notional amounts of Ps.122,400 and Ps.407,200 and makes payments based on the same notional amount at an annual weighted average fixed rate of 5.585%. TVI has recognized the change in fair value of this transaction as an accounting hedge, and recorded a loss of Ps.60,730 and Ps.54,383 in other comprehensive income or loss as of December 31, 2020 and 2019, respectively. In the years ended as of December 31, 2020 and 2019, TVI recorded a gain of Ps.2,046 and Ps.26,962, respectively, in consolidated other finance income or expense.

(b)	In March and April 2017, TVI entered into several derivative transaction agreements (interest rate swaps) with two financial institutions through April 2022 to hedge the variable interest rate exposure resulting from Mexican peso loan of a total principal amount of Ps.730,493 and Ps.938,182, as of December 31, 2020 and 2019, respectively. Under these agreements, the Company receives monthly payments based on aggregate notional amounts of Ps.730,493 and Ps.938,182, as of December 31, 2020 and 2019, respectively, at an annual variable rate of 28-days TIIE and makes monthly payments based on the same notional amounts at an annual weighted average fixed rate of 7.2663%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a loss of Ps.23,784 and Ps.8,943 in other comprehensive income or loss as of December 31, 2020 and 2019, respectively. TVI recorded a (loss) gain of Ps.(11,700) and Ps.11,738 for this transaction agreement in consolidated other finance income or expense as of December 31, 2020 and 2019, respectively.

(c)	In November 2017, the Company entered into a derivative transaction agreement (interest rate swap) through October 2022, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.2,000,000. Under this transaction, the Company receives monthly payments based on an aggregate notional amount of Ps.2,000,000, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.3275%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative loss of Ps.107,884 and Ps.38,543 in other comprehensive income or loss as of December 31, 2020 and 2019, respectively. In 2020 and 2019, the Company recorded a (loss) gain of Ps.(28,719) and Ps.20,933, respectively, in consolidated other finance income or expense.

(d)	In November and December 2017, the Company entered into a derivative transaction agreement (interest rate swap) through October 2022, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.1,500,000. Under this transaction, the Company receives monthly payments based on an aggregate notional amount of Ps.1,500,000, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.35%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative loss of Ps.85,217 and Ps.30,702, in other comprehensive income or loss as of December 31, 2020 and 2019, respectively. In 2020, the Company recorded a loss of Ps.21,741 in consolidated other finance income or expense.

(e)	In January 2018, the Company entered into a derivative transaction agreement (interest rate swap) through February 2023, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.2,500,000. Under this transaction, the Company receives monthly payments based on aggregate notional amount of Ps.2,500,000, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.7485%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative loss of Ps.175,498 and Ps.83,122 in other comprehensive income or loss as of December 31, 2020 and 2019, respectively. In 2020, the Company recorded a loss of Ps.42,553 in consolidated other finance income or expense.

(f)	In June and July 2019 and October 2020, the Company entered into a derivative transaction agreements (interest rate swap) through June 2024, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.10,000,000 and Ps.6,000,000 as of December 31, 2020 and 2019, respectively. Under this agreements, the Company receives monthly payments based on aggregate notional amounts of Ps.10,000,000 and Ps.6,000,000, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual weighted average fixed rate of 6.7620%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative loss of Ps.747,630 in other comprehensive income or loss as of December 31, 2020. In 2020, the Company recorded a loss of Ps.89,336 in consolidated other finance income or expense.

(g)

As of December 31, 2020 and 2019, the Company had entered into derivative contracts of foreign currency (forwards) to fix the exchange rate for the purchase of U.S.$330.5 million and U.S.$218.7 million, respectively, at an average exchange rate of Ps.22.5859 and Ps.19.9256, respectively. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative loss of Ps.714,763 and Ps.144,466 for this transaction agreement in other comprehensive income or loss as of December 31, 2020, and 2019, respectively. In 2020 and 2019, the Company recorded a gain (loss) of Ps.308,562 and Ps.(107,440) in consolidated other finance income or expense, respectively.

(h)

In March 2020, the Company entered into a derivative transaction agreement (interest rate swap) through March 2022, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.9,385,347. Under this transaction, the Company receives monthly payments based on aggregate notional amounts of Ps.9,385,347, at an annual variable rate of 28 days of TIIE, and makes monthly payments based on the same notional amount at an annual fixed rate of 6.0246%. In 2020, the Company recorded a loss of Ps.274,285 in consolidated other finance income or expense.

(i)	As of December 31, 2020, TVI had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$88.4 million at an average rate of Ps.22.4570. As a result of the change in fair value of these agreements in the year ended December 31, 2020, the Company recorded a loss of Ps.3,482 in consolidated other finance income or expense.

(j)	As of December 31, 2020, Empresas Cablevisión had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$96.8 million at an average rate of Ps.22.4103. As a result of the change in fair value of these agreements in the year ended December 31, 2020 the Company recorded a loss of Ps.300 in consolidated other finance income or expense.

(k)	As of December 31, 2020, Sky had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$135.0 million at an average rate of Ps.22.8411. As a result of the change in fair value of these agreements in the year ended December 31, 2020 the Company recorded a gain of Ps.43,419 in consolidated other finance income or expense.

(l)	As of December 31, 2020 and 2019, the Company had foreign currency contracts (forward) in the aggregate notional amount of U.S.$344.9 million and U.S.$361.5 million at an average rate of Ps.22.4872 and Ps.19.9898, respectively. As a result of the change in fair value of these agreements, in the years ended December 31, 2020 and 2019, the Company recorded a gain (loss) of Ps.207,412 and Ps.(820,585), in consolidated other finance income or expense, respectively.

Fair Value Measurement

Assets and Liabilities Measured at Fair Value on a Recurring Basis

All fair value adjustments as of December 31, 2020 and 2019, represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, the Group’s financial instruments are separated into two categories: investments in financial assets at FVOCIL and derivative financial instruments.

Financial assets and liabilities measured at fair value as of December 31, 2020 and 2019:

	Balance as of December 31,		Quoted Prices in Active Markets for Identical		Internal Models with Significant Observable		Internal Models with Significant Unobservable
	2020		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL:
Open-Ended Fund	Ps.	1,135,803	Ps.	—	Ps.	1,135,803	Ps.	—
Other equity instruments		5,397,504		5,397,504		—		—
Total	Ps.	6,533,307	Ps.	5,397,504	Ps.	1,135,803	Ps.	—

Liabilities:
Derivative financial instruments	Ps.	3,476,223	Ps.	—	Ps.	3,476,223	Ps.	—
Total	Ps.	3,476,223	Ps.	—	Ps.	3,476,223	Ps.	—

	Balance as of December 31,		Quoted Prices in Active Markets for Identical		Internal Models with Significant Observable		Internal Models with Significant Unobservable
	2019		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL:
Open-Ended Fund	Ps.	4,688,202	Ps.	—	Ps.	4,688,202	Ps.	—
Other equity instruments		5,751,001		5,751,001		—		—
Warrants issued by UHI		33,775,451		—		—		33,775,451
Derivative financial instruments		4,592		—		4,592		—
Total	Ps.	44,219,246	Ps.	5,751,001	Ps.	4,692,794	Ps.	33,775,451

Liabilities:
Derivative financial instruments	Ps.	915,290	Ps.	—	Ps.	915,290	Ps.	—
Total	Ps.	915,290	Ps.	—	Ps.	915,290	Ps.	—

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the years ended December 31, 2020 and 2019:

	2020		2019
Balance at beginning of year	Ps.	33,775,451	Ps.	34,921,530
Included in other comprehensive income		(16,387,752)		(1,146,079)
Warrants exercised for common stock of UHI		(17,387,699)		—
Balance at the end of year	Ps.	—	Ps.	33,775,451

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

Open-Ended Fund

The Group has an investment in an Open-Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the NAV per share as of such redemption date (see Notes 4 and 9).

UHI Warrants

In July 2015, the Group exchanged its investment in U.S.$1,125 million principal amount of Convertible Debentures due 2025 issued by UHI for 4,858,485 warrants that were exercisable for UHI’s common stock and exercised 267,532 of these warrants to increase its equity stake in UHI from 7.8% to 10%. On December 29, 2020, the Group exercised all of its remaining warrants for common shares of UHI to increase its equity stake in UHI from 10% to 35.9% on a fully diluted basis (see Notes 9 and 10).

The carrying amount of these warrants included the original value of U.S.$1,063.1 million invested by the Group in December 2010 in the form of Convertible Debentures issued by UHI that were then exchanged for these warrants in July 2015.

The Group determined the fair value of its investment in warrants by using the income approach based on post-tax discounted cash flows. The income approach requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on weighted average cost of capital within a range of 8% to 9%, among others. The Group´s estimates for market growth were based on historical data, various internal estimates and observable external sources when available and are based on assumptions that are consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology is an internal model with significant unobservable inputs, the UHI warrants are classified as Level 3. Additionally, the Group determined the fair value of its investment in warrants by using the Black-Scholes model (“BSPM”). The BSPM involves the use of significant estimates and assumptions. The assumptions used as of December 29, 2020, December 31, 2019 and 2018, included the UHI stock´s spot price of U.S.$190, U.S.$390 and U.S.$387 per share on a fully-diluted, as–converted basis, respectively, and the UHI stock’s expected volatility of 64%, 40% and 36%, respectively.

The Company’s management applied significant judgment to determine the classification of the warrants issued by UHI that were exercisable for UHI’s common stock. These warrants did not comply with the definition of a derivative financial instrument because the initial investment that the Group paid to acquire the original instrument (Convertible Debentures) was significant and a derivative requires no initial investment or one that is smaller than would be required for a contract with similar response to changes in market factors; therefore, the Group classified the warrants issued by UHI as equity instruments with changes in fair value recognized in other comprehensive income or loss in consolidated equity. Significant judgment was applied by the Company’s management in assessing that the characteristics of the warrants issued by UHI are closer to an equity instrument in accordance with IAS 32 Financial Instruments: Presentation (see Note 9).

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

The Group used actuarial assumptions to determine the present value of defined benefit obligations, as follows:

	2020	2019
Discount rate	6.6%	7.0%
Salary increase	5.0%	5.0%
Inflation rate	3.5%	3.5%

Had the discount rate of 6.6% used by the Group in 2020 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase to Ps.3,382,711 as of December 31, 2020.

Had the discount rate of 7.0% used by the Group in 2019 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase to Ps.3,037,398 as of December 31, 2019.

The reconciliation between defined benefit obligations and post-employment benefit liability (asset) in the consolidated statements of financial position as of December 31, 2020 and 2019, is presented as follows:

			Seniority
	Pensions		Premiums		2020
Vested benefit obligations	Ps.	556,619	Ps.	376,122	Ps.	932,741
Unvested benefit obligations		2,077,506		266,153		2,343,659
Defined benefit obligations		2,634,125		642,275		3,276,400
Fair value of plan assets		909,324		286,425		1,195,749
Underfunded status of the plan assets		1,724,801		355,850		2,080,651
Post-employment benefit liability	Ps.	1,724,801	Ps.	355,850	Ps.	2,080,651

			Seniority
	Pensions		Premiums		2019
Vested benefit obligations	Ps.	449,752	Ps.	338,962	Ps.	788,714
Unvested benefit obligations		1,890,108		168,786		2,058,894
Defined benefit obligations		2,339,860		507,748		2,847,608
Fair value of plan assets		1,051,076		328,420		1,379,496
Underfunded status of the plan assets		1,288,784		179,328		1,468,112
Post-employment benefit liability	Ps.	1,288,784	Ps.	179,328	Ps.	1,468,112

The components of net periodic pensions and seniority premiums cost for the years ended December 31, consisted of the following:

	2020		2019
Service cost	Ps.	148,987	Ps.	131,662
Interest cost		187,470		193,344
Prior service cost for plan amendments		40,542		46,846
Interest on plan assets		(84,973)		(112,788)
Net periodic cost	Ps.	292,026	Ps.	259,064

The Group’s defined benefit obligations, plan assets, funded status and balances in the consolidated statements of financial position as of December 31, 2020 and 2019, associated with post-employment benefits, are presented as follows:

			Seniority
	Pensions		Premiums		2020		2019
Defined benefit obligations:
Beginning of year	Ps.	2,339,860	Ps.	507,748	Ps.	2,847,608	Ps.	2,477,527
Service cost		90,045		58,942		148,987		131,662
Interest cost		150,253		37,217		187,470		193,344
Benefits paid		(154,542)		(66,642)		(221,184)		(215,474)
Remeasurement of post-employment benefit obligations		198,995		73,982		272,977		213,703
Past service cost		9,514		31,028		40,542		46,846
End of year		2,634,125		642,275		3,276,400		2,847,608
Fair value of plan assets:
Beginning of year		1,051,076		328,420		1,379,496		1,515,030
Return on plan assets		63,478		21,495		84,973		112,788
Contributions		600		—		600		—
Remeasurement on plan assets		(51,288)		(20,048)		(71,336)		(33,389)
Benefits paid		(154,542)		(43,442)		(197,984)		(214,933)
End of year		909,324		286,425		1,195,749		1,379,496
Unfunded status by the plan assets	Ps.	1,724,801	Ps.	355,850	Ps.	2,080,651	Ps.	1,468,112

The changes in the net post-employment liability (asset) in the consolidated statements of financial position as of December 31, 2020 and 2019, are as follows:

			Seniority
	Pensions		Premiums		2020		2019
Beginning of net post-employment liability (asset)	Ps.	1,288,784	Ps.	179,328	Ps.	1,468,112	Ps.	962,497
Net periodic cost		186,334		105,692		292,026		259,064
Contributions		(600)		—		(600)		—
Remeasurement of post-employment benefits		250,283		94,030		344,313		247,092
Benefits paid		—		(23,200)		(23,200)		(541)
Ending net post-employment liability	Ps.	1,724,801	Ps.	355,850	Ps.	2,080,651	Ps.	1,468,112

The post-employment benefits as of December 31, 2020 and 2019 and remeasurements adjustments for the years ended December 31, 2020 and 2019, are summarized as follows:

	2020		2019
Pensions:
Defined benefit obligations	Ps.	2,634,125	Ps.	2,339,860
Plan assets		909,324		1,051,076
Unfunded status of plans		1,724,801		1,288,784
Remeasurements adjustments (1)		250,283		183,002
Seniority premiums:
Defined benefit obligations	Ps.	642,275	Ps.	507,748
Plan assets		286,425		328,420
Unfunded status of plans		355,850		179,328
Remeasurements adjustments (1)		94,030		64,090

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

The weighted average asset allocation by asset category as of December 31, 2020 and 2019, was as follows:

	2020	2019
Equity securities (1)	28.8%	28.6%
Fixed rate instruments	71.2%	71.4%
Total	100.0%	100.0%

(1) Included within plan assets at December 31, 2020 and 2019, are shares of the Company held by the trust with a fair value of Ps.101,690 and Ps.136,963, respectively.

The weighted average expected long-term rate of return of plan assets of 6.59% and 7.02% were used in determining net periodic pension cost in 2020 and 2019, respectively. The rate used reflected an estimate of long-term future returns for the plan assets. This estimate was primarily a function of the asset classes (equities versus fixed income) in which the plan assets were invested and the analysis of past performance of these asset classes over a long period of time.

This analysis included expected long-term inflation and the risk premiums associated with equity investments and fixed income investments.

The following table summarizes the Group’s plan assets measured at fair value on a recurring basis as of December 31, 2020 and 2019:

	Balance as of		Quoted Prices in Active Markets for Identical		Internal Models with Significant Observable		Internal Models with Significant Unobservable
	December 31, 2020		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Common Stocks (1)	Ps.	101,690	Ps.	101,690	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		231,837		231,837		—		—
Money market securities (3)		607,658		607,658		—		—
Other equity securities		254,564		254,564		—		—
Total investment assets	Ps.	1,195,749	Ps.	1,195,749	Ps.	—	Ps.	—

	Balance as of		Quoted Prices in Active Markets for Identical		Internal Models with Significant Observable		Internal Models with Significant Unobservable
	December 31, 2019		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Common Stocks (1)	Ps.	136,963	Ps.	136,963	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		218,269		218,269		—		—
Money market securities (3)		766,181		766,181		—		—
Other equity securities		258,083		258,083		—		—
Total investment assets	Ps.	1,379,496	Ps.	1,379,496	Ps.	—	Ps.	—

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

The Group did not make significant contributions to its plan assets in 2020 and 2019, and does not expect to make significant contributions to its plan assets in 2021.

The weighted average durations of the defined benefit plans as of December 31, 2020 and 2019, were as follows:

	2020	2019
Seniority Premiums	8.6 years	8.2 years
Pensions	5.7 years	7.0 years

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

At December 31, 2020, shares of capital stock and CPOs consisted of (in millions):

	Authorized and	Repurchased by the	Held by a Company’s
	Issued (1)	Company (2)	Trust (3)	Outstanding
Series “A” Shares	122,179.4	(1,105.4)	(8,054.8)	113,019.2
Series “B” Shares	58,019.7	(972.8)	(6,118.4)	50,928.5
Series “D” Shares	88,554.1	(1,547.5)	(5,984.2)	81,022.4
Series “L” Shares	88,554.1	(1,547.5)	(5,984.2)	81,022.4
Total	357,307.3	(5,173.2)	(26,141.6)	325,992.5

Shares in the form of CPOs	296,023.0	(5,173.2)	(20,004.2)	270,845.6
Shares not in the form of CPOs	61,284.3	—	(6,137.4)	55,146.9
Total	357,307.3	(5,173.2)	(26,141.6)	325,992.5

CPOs	2,530.1	(44.2)	(171.0)	2,314.9

(1) As of December 31, 2020, the authorized and issued capital stock amounted to Ps.4,907,765 (nominal Ps.2,459,154).

(2) In 2020 and 2019, the Company repurchased, 616.0 million shares and 4,557.2 million shares, respectively, in the form of 5.3 million CPOs and 38.9 million CPOs, respectively, in the amount of Ps.195,597 and Ps.1,385,750, respectively, in connection with a share repurchase program that was approved by the Company’s stockholders and is exercised at the discretion of management.

(3) In connection with the Company’s LTRP described below.

A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2020 and 2019, is presented as follows (in millions):

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2019	116,207.2	53,116.1	84,502.9	84,502.9	338,329.1	2,414.4
Repurchased (1)	(973.7)	(856.9)	(1,363.3)	(1,363.3)	(4,557.2)	(38.9)
Acquired (2)	(65.6)	(57.7)	(91.9)	(91.9)	(307.1)	(2.7)
Released (2)	1,056.0	651.3	1,036.1	1,036.1	3,779.5	29.6
As of December 31, 2019	116,223.9	52,852.8	84,083.8	84,083.8	337,244.3	2,402.4
Repurchased (1)	(131.6)	(115.8)	(184.3)	(184.3)	(616.0)	(5.3)
Cancelled and forfeited (2)	(3,097.4)	(1,830.0)	(2,911.3)	(2,911.3)	(10,750.0)	(83.2)
Acquired (2)	(86.0)	(75.6)	(120.3)	(120.3)	(402.2)	(3.4)
Released (2)	110.3	97.1	154.5	154.5	516.4	4.4
As of December 31, 2020	113,019.2	50,928.5	81,022.4	81,022.4	325,992.5	2,314.9

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

At December 31, 2020, the restated for inflation tax value of the Company’s common stock was Ps.52,488,665. In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 18).

Long-Term Retention Plan

The Company has adopted a LTRP for the conditional sale of the Company’s capital stock to key Group officers and employees under a special purpose trust.

At the Company’s annual general ordinary stockholders’ meeting held on April 2, 2013, the Company’s stockholders approved that the number of CPOs that may be granted annually under the LTRP shall be up to 1.5% of the capital of the Company. As of December 31, 2020, approximately 10.0 million CPOs or CPO equivalents that were transferred to LTRP participants were sold in the open market during 2018 and 2019. Additional sales will continue to take place during or after 2021.

The special purpose trust created to implement the LTRP as of December 31, 2020 had approximately 223.4 million CPOs or CPO equivalents. This figure is net of approximately 34.3, 32.3 and 4.4 million CPOs or CPO equivalents vested in 2018, 2019 and 2020 respectively. Of the 223.4 million CPOs or CPO equivalents approximately 76.5% are in the form of CPOs and the remaining 23.5% are in the form of Series “A”, Series “B”, Series “D” and Series “L” Shares, not in the form of CPO units. As of December 31, 2020, approximately 137.0 million CPOs or CPO equivalents are held by a company trust and will become vested between 2021 and 2023 at prices ranging from Ps.52.05 to Ps.1.60 per CPO which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment Operating Income Before Depreciation and Amortization, or OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

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

During the first half of 2020, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of: (i) 5,526.3 million shares of the Company in the form of 47.2 million CPOs, and 666.9 million Series “A” Shares, not in the form of CPO units, in connection with the cancellation of these shares in the fourth quarter of 2019, which were conditionally sold to certain of the Company’s officers and employees in 2015 and 2016 and (ii) 1,009.7 million shares in the form of 8.6 million CPOs, in connection with forfeited rights under this Plan.

In the fourth quarter of 2020, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of: 3,196.1 million shares in the form of 27.4 million CPOs, and 351.0 million Series “A” Shares, not in the form of CPO units, in connection with forfeited rights under this Plan.

In the third quarter of 2020, the Company recognized as a decrease to the balance of shares repurchased as a result of a refund in the amount of Ps.100,000, which was made to the Company in 2019 by the trust for the LTRP. In the fourth quarter of 2020, the Company made a funding to the trust for the LTRP for acquisition of shares in the aggregate amount of Ps.197,000.

As of December 31, 2020, the designated Retention Plan trust owned approximately 0.8 million CPOs or CPOs equivalents, which have been reserved to a group of employees, and may be sold at a price at least of Ps.36.52 per CPO, subject to certain conditions, in vesting periods between 2021 and 2023.

The Group has determined its share-based compensation expense (see Note 2 (y)) by using the BSPM at the date on which the stock was conditionally sold to personnel under the Company’s LTRP, on the following arrangements and weighted-average assumptions:

	Long-Term Retention Plan
Arrangements:
Year of grant	2016	2017	2018	2019	2020
Number of CPOs or CPOs equivalent granted	39,000	37,000	32,500	72,558	39,200
Contractual life	3 years	3 years	3 years	2.67 years	3 years
Assumptions:
Dividend yield	0.38%	0.38%	0.55%	0.82%	1.38%
Expected volatility (1)	27.60%	24.58%	25.38%	30.47%	35.13%
Risk-free interest rate	4.83%	7.04%	7.17%	6.88%	5.74%
Expected average life of awards	3.00 years	2.96 years	3.00 years	2.67 years	3.00 years

(1) Volatility was determined by reference to historically observed prices of the Company’s CPOs.

A summary of the stock conditionally sold to employees as of December 31, is presented below (in Mexican pesos and thousands of CPOs):

	2020		2019
	CPOs or CPOs Equivalent	Weighted-Average Exercise Price	CPOs or CPOs Equivalent	Weighted-Average Exercise Price
Long-Term Retention Plan:
Outstanding at beginning of year	243,472	65.19	179,051	75.77
Conditionally sold	39,200	6.84	72,558	38.50
Paid by employees	—	—	(3,107)	33.75
Forfeited	(122,307)	81.36	(5,030)	73.20
Outstanding at end of year	160,365	39.36	243,472	65.19
To be paid by employees at end of year	23,361	80.72	110,828	81.26

As of December 31, 2020 and 2019, the weighted-average remaining contractual life of the stock conditionally sold to employees under the LTRP is 1.38 years and 1.70 years respectively.

18.	Retained Earnings and Accumulated Other Comprehensive Income

(a)	Retained Earnings:

	Legal Reserve		Unappropriated Earnings		Net Income for the Year		Retained Earnings
Balance at January 1, 2019	Ps.	2,139,007	Ps.	70,583,488	Ps.	6,009,414	Ps.	78,731,909
Appropriation of net income relating to 2018		—		6,009,414		(6,009,414)		—
Acquisition of non-controlling interests		—		766		—		766
Dividends paid relating to 2018		—		(1,066,187)		—		(1,066,187)
Net gain on partial disposition of Open-Ended Fund		—		837,520		—		837,520
Sale of repurchased shares		—		(1,585,963)		—		(1,585,963)
Share—based compensation		—		1,108,094		—		1,108,094
Net income for the year 2019		—		—		4,626,139		4,626,139
Balance at December 31, 2019		2,139,007		75,887,132		4,626,139		82,652,278
Appropriation of net income relating to 2019		—		4,626,139		(4,626,139)		—
Recognized share of income of OCEN (see Note 10)		—		147,975		—		147,975
Sale of repurchased shares		—		(997,174)		—		(997,174)
Cancellation of sale of shares		—		2,764,854		—		2,764,854
Share—based compensation		—		962,806		—		962,806
Net income for the year 2020		—		—		(1,250,342)		(1,250,342)
Balance at December 31, 2020	Ps.	2,139,007	Ps.	83,391,732	Ps.	(1,250,342)	Ps.	84,280,397

In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. As of December 31, 2020 and 2019, the Company’s legal reserve amounted to Ps.2,139,007 for both years, respectively and was classified into retained earnings in consolidated equity. As the legal reserve reached 20% of the capital stock amount, no additional increases were required in 2020, 2019 and 2018. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the Company’s stockholders.

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

In April 2020, to further maximize liquidity and as a precautionary measure, the Company’s Board of Directors did not propose the payment of a 2020 dividend for approval of the Company’s general stockholders’ meeting held on April 28, 2020.

In 2020 the Group identified that it had overstated Ps.221,000 of a contingent payout obligation, which was presented as a component of consolidated other current liabilities as of December 31, 2019. This inmaterial correction of prior period financial statements had no impact to the consolidated statements of income and comprehensive income. The Company corrected the overstatement retrospectively for prior periods in the accompanying consolidated statements of financial position as of December 31, 2019, and of changes in stockholders equity as January 1, 2018.

In February 2021, the Company’s Board of Directors approved a proposal for a dividend of Ps.0.35 per CPO payable in the second quarter of 2021, subject to approval of the Company’s stockholders.

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

As of December 31, 2020, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican income tax amounted to Ps.73,188,085.

(b)	Accumulated Other Comprehensive Income

Exchange
Warrants	Differences on	Remeasurement of Post-	Derivative Financial	Share of Income (Loss)
Other	Other	Exercisable	Translating	Employment	Instruments	of Associates
Open-Ended	Equity	Financial	for Common	Foreign	Benefit	Cash Flow	and Joint
Changes	Fund	Instruments	Assets	Stock of UHI	Operations	Obligations	Hedges	Ventures	Income Tax	Total
Accumulated at January 1, 2019	Ps.	3,966,615	Ps.	1,786,526	Ps.	(111)	Ps.	(1,960,362)	Ps.	814,307	Ps.	(763,835)	Ps.	976,549	Ps.	160,744	Ps.	(552,946)	Ps.	4,427,487
Partial disposition of Open-Ended Fund	(1,186,130)	—	—	—	—	—	—	—	348,610	(837,520)
Remeasurement of post-employment benefit obligations of assets held for sale	—	—	—	—	—	(1,721)	—	—	516	(1,205)
Changes in other comprehensive income	(351,202)	(794,624)	111	257,306	(79,631)	(244,576)	(1,521,912)	(236,159)	702,376	(2,268,311)
Accumulated at December 31, 2019	2,429,283	991,902	—	(1,703,056)	734,676	(1,010,132)	(545,363)	(75,415)	498,556	1,320,451
Changes in other comprehensive income	(904,423)	(353,496)	—	(21,899,164)	115,565	(340,319)	(1,370,145)	(61,033)	7,935,716	(16,877,299)
Accumulated at December 31, 2020	Ps.	1,524,860	Ps.	638,406	Ps.	—	Ps.	(23,602,220)	Ps.	850,241	Ps.	(1,350,451)	Ps.	(1,915,508)	Ps.	(136,448)	Ps.	8,434,272	Ps.	(15,556,848)

19.	Non-controlling Interests

Non-controlling interests as of December 31, 2020 and 2019, consisted of:

	2020		2019
Capital stock	Ps.	1,102,334	Ps.	1,155,998
Additional paid-in capital		2,986,360		3,001,681
Legal reserve		216,071		164,832
Retained earnings from prior years (1) (2) (3)		8,483,413		8,930,063
Net income for the year		1,553,166		1,480,674
Accumulated other comprehensive income (loss):
Cumulative result from foreign currency translation		166,275		148,318
Remeasurement of post-employment benefit obligations on defined benefit plans		(10,595)		(7,799)
	Ps.	14,497,024	Ps.	14,873,767

(1) In 2020, 2019 and 2018, the holding companies of the Sky segment paid a dividend to its equity owners in the aggregate amount of Ps.2,750,000, Ps.3,800,000 and Ps.3,000,000, respectively, of which Ps.1,134,808, Ps.1,570,659 and Ps.1,240,002, respectively, were paid to its non-controlling interests.

(2) In 2020, the stockholders of Pantelion approved the payment of a dividend in the amount of Ps.394,269, of which Ps.193,192, were for its non-controlling interests.

(3) In 2020, the stockholders of Radiopolis approved the payment of a dividend in the amount of Ps.656,346, of which Ps.325,173, were for its non-controlling interests, and of which only Ps.285,669 were paid.

Amounts of consolidated current assets, non-current assets, current liabilities and non-current liabilities of Empresas Cablevisión and Sky as of December 31, 2020 and 2019, are set forth as follows:

	Empresas Cablevisión				Sky
	2020		2019		2020		2019
Assets:
Current assets	Ps.	6,046,592	Ps.	5,035,670	Ps.	6,632,763	Ps.	9,891,514
Non-current assets		22,499,913		19,371,687		18,515,500		17,930,006
Total assets		28,546,505		24,407,357		25,148,263		27,821,520
Liabilities:
Current liabilities		5,267,184		5,565,268		5,182,302		3,586,272
Non-current liabilities		3,943,909		1,326,812		5,967,680		9,319,812
Total liabilities		9,211,093		6,892,080		11,149,982		12,906,084
Net assets	Ps.	19,335,412	Ps.	17,515,277	Ps.	13,998,281	Ps.	14,915,436

Amounts of consolidated net sales, net income and total comprehensive income of Empresas Cablevisión and Sky for the years ended December 31, 2020 and 2019, are set forth as follows:

	Empresas Cablevisión				Sky
	2020		2019		2020		2019
Net sales	Ps.	15,906,914	Ps.	14,465,512	Ps.	22,134,943	Ps.	21,347,241
Non-income		1,828,000		1,085,880		1,848,374		1,880,607
Total comprehensive income		1,820,135		1,084,162		1,864,408		1,850,735

As of December 31, 2020, the Group did not have dividends payable.

Amounts of consolidated summarized cash flows of Sky and Empresas Cablevisión for the years ended December 31, 2020 and 2019, are set forth as follows:

	Empresas Cablevisión				Sky
	2020		2019		2020		2019
Cash flows from operating activities	Ps.	3,959,679	Ps.	3,756,935	Ps.	8,645,025	Ps.	8,118,541
Cash flows used in investing activities		(5,824,827)		(3,301,043)		(5,547,152)		(4,006,732)
Cash flows from (used in) financing activities		2,104,416		(1,855,636)		(6,392,614)		(5,172,976)
Net increase (decrease) in cash and cash equivalents	Ps.	239,268	Ps.	(1,399,744)	Ps.	(3,294,741)	Ps.	(1,061,167)

20.	Transactions with Related Parties

The principal transactions carried out by the Group with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, for the years ended December 31, 2020, 2019 and 2018, were as follows:

	2020			2019	2018
Revenues, other income and interest income:
Royalties (Univision) (a)	Ps.	8,155,338	Ps.	7,527,364	Ps.	7,383,540
Programming production and transmission rights (b)		707,247		485,157		960,052
Telecom services (c)		97,754		71,979		17,951
Administrative services (d)		13,561		20,598		34,653
Advertising (e)		36,385		151,296		44,625
Interest income (f)		64,809		83,625		84,987
	Ps.	9,075,094	Ps.	8,340,019	Ps.	8,525,808

Costs and expenses:
Donations	Ps.	26,729	Ps.	26,285	Ps.	32,111
Administrative services (d)		1,529		24,899		20,403
Technical services (g)		459,960		465,250		138,262
Programming production, transmission rights and telecom (h)		674,270		666,312		1,298,197
	Ps.	1,162,488	Ps.	1,182,746	Ps.	1,488,973

(a) The Group receives royalties from Univision for programming provided pursuant to an amended PLA, pursuant to which Univision has the right to broadcast certain Televisa content in the United States for a term that commenced on January 1, 2011 and ends 7.5 years after the Group has sold two-thirds of its initial investment in UHI made in December 2010. The amended PLA includes a provision for certain yearly minimum guaranteed advertising, with a value of U.S.$42.6 million (Ps.909,159), U.S.$32.3 million (Ps.625,410) and U.S.$46.6 million (Ps.891,990), for the fiscal years 2020, 2019 and 2018, respectively, to be provided by Univision, at no cost, for the promotion of certain Group businesses. This advertising does not have commercial substance for the Group, as it is related to activities that are considered ancillary to Group’s normal operations in the United States (see Notes 3, 9 and 10).

(b) Services rendered to Univision in 2020, 2019 and 2018.

(c) Services rendered to a subsidiary of AT&T, Inc. (“AT&T”) in 2020, 2019 and 2018, and Univision in 2018.

(d) The Group receives revenue from and is charged by affiliates for various services, such as: equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses.

(e) Advertising services rendered to OCEN and Univision in 2020, OCEN, Univision and Editorial Clío, Libros y Videos, S.A. de C.V. (“Editorial Clío”) in 2019 and 2018.

(f) Includes mainly interest income from GTAC.

(g) In 2020, 2019 and 2018, Sky received services from a subsidiary of AT&T, Inc. for play-out, uplink and downlink of signals.

(h) Paid mainly to Univision and GTAC in 2020, 2019 and 2018. The Group pays royalties to Univision for programming provided pursuant to a Mexico License Agreement, under which the Group has the right to broadcast certain Univision’s content in Mexico for the same term as that of the PLA (see Notes 3, 9 and 10). It also includes payments by telecom services to GTAC in 2020, 2019 and 2018. In 2018 includes payments by transmission rights to AT&T.

Other transactions with related parties carried out by the Group in the normal course of business include the following:

(1)	A consulting firm controlled by a relative of one of the Company’s directors, has provided consulting services and research in connection with the effects of the Group’s programming on its viewing audience. Total fees for such services during 2020, 2019 and 2018 amounted to Ps.19,433, Ps.19,758 and Ps.15,414, respectively.

(2)	From time to time, two Mexican banks have made loans to the Group, on terms substantially similar to those offered by the banks to third parties. Some members of the Company’s Board serve as Board members of these banks.

(3)	Several other current members of the Company’s Board serve as members of the Boards and/or are stockholders of other companies, some of which purchased advertising services from the Group in connection with the promotion of their respective products and services, paying rates applicable to third-party advertisers for these advertising services.

(4)	During 2020, 2019 and 2018, a professional services firm in which the current Secretary of the Company´s Board maintains an interest, provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.52,848, Ps.34,603 and Ps.26,547, respectively.

(5)	During 2020, 2019 and 2018, a professional services firm in which two current directors of the Company maintain an interest provided finance advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.121,789, Ps.20,554 and Ps.19,431, respectively.

(6)	In 2020, 2019 and 2018, the Group entered into contracts leasing office space directly or indirectly from certain of our directors and officers for an aggregate annual amount of Ps.32,784, Ps.29,613 and Ps.28,155, respectively.

During 2020, 2019 and 2018, the Group paid to its directors, alternate directors and officers an aggregate compensation of Ps.936,794, Ps.869,556 and Ps.568,347, respectively, for services in all capacities. This compensation included certain amounts related to the use of assets and services of the Group, as well as travel expenses reimbursed to directors and officers. Projected benefit obligations related to the Group’s directors, alternate directors and officers amounted to Ps.196,584, Ps.170,856 and Ps.148,651 as of December 31, 2020, 2019 and 2018, respectively. Cumulative contributions made by the Group to the pension and seniority premium plans on behalf of these directors and officers amounted to Ps.71,744, Ps.82,768 and Ps.90,901 as of December 31, 2020, 2019 and 2018, respectively. In addition, the Group has made conditional sales of the Company’s CPOs to its directors and officers under the LTRP.

In 2015, the Group established a deferred compensation plan for certain officers of its Cable segment, which is payable in the event that certain revenue and EBITDA targets (as defined) of a five-year plan are met. The present value of this long-term employee benefit obligation as of December 31, 2020 and 2019 amounted to Ps.1,486,708 and Ps.1,258,013, respectively, and the related service net cost for the years ended December 31, 2020, 2019 and 2018, amounted to Ps.225,804, Ps.199,195 and Ps.251,787, respectively. In 2020, 2019 and 2018, the Group made contributions to a trust (plan assets) for funding this deferred compensation in the aggregate amount of Ps.435,500, Ps.700,000 and Ps.350,000, respectively. In 2020, the Group paid an amount of Ps.470,000, related to this deferred compensation plan. The deferred compensation liability, net of related plan assets, amounted to Ps.1,208 and Ps.199,726 as of December 31, 2020 and 2019, respectively, and was presented in other current liabilities and other long-term liabilities in the Group’s consolidated statements of financial position as of those dates, respectively. The related expense was classified in other expense in the Group’s consolidated statements of income (see Note 22). In March 2021, the Group made a final payment of Ps.1,106,525, related to this deferred compensation plan, which amount was funded by plan assets.

The balances of receivables and payables between the Group and related parties as of December 31, 2020 and 2019, were as follows:

	2020		2019
Current receivables:
UHI, including Univision (1)	Ps.	692,282	Ps.	748,844
OCEN		34,137		3,968
Editorial Clío		2,308		2,933
Other		58,225		58,682
	Ps.	786,952	Ps.	814,427

Current payables:
UHI, including Univision (1)	Ps.	—	Ps.	594,254
AT&T		32,310		25,447
Other		50,697		24,550
	Ps.	83,007	Ps.	644,251

(1)	As of December 31, 2020 and 2019, receivables from UHI related primarily to the PLA amounted to Ps.692,282 and Ps.748,844, respectively. Through December 29, 2020, the Group recognized a provision associated with a consulting arrangement entered into by the Group, UHI and an entity controlled by the former chairman of the Board of Directors of UHI, by which upon consummation of a qualified initial public offering of the shares of UHI or an alternative exit plan for the main current investors in UHI, the Group would pay the entity a portion of a defined appreciation in excess of certain preferred returns and performance thresholds of UHI. In connection with the sale of shares by the former control stockholders of UHI, which was concluded on December 29, 2020, and the dissolution of the special-purpose entity for this arrangement, the Company cancelled this provision on that date, and recognized a non-cash other income in the amount of Ps.691,221 in the statement of income for the year ended December 31, 2020 (see Note 22).

All significant account balances included in amounts due from affiliates bear interest. In 2020 and 2019, average interest rates of 6.9% and 9.6% were charged, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.

Customer deposits and advances as of December 31, 2020 and 2019, included deposits and advances from affiliates and other related parties, in an aggregate amount of Ps.119,736 and Ps.144,672, respectively, which were primarily made by UHI, including Univision.

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

The amounts of depreciation, amortization and other amortization included in cost of sales, selling expenses and administrative expenses for the years ended December 31, 2020, 2019 and 2018, were as follows:

	2020		2019		2018
Cost of sales	Ps.	16,775,214	Ps.	16,035,227	Ps.	14,147,169
Selling expenses		1,473,940		1,695,616		1,694,966
Administrative expenses		3,392,496		3,809,379		4,436,746
	Ps.	21,641,650	Ps.	21,540,222	Ps.	20,278,881

The amounts of expenses related to IFRS 16 included in cost of sales, selling expenses and administrative expenses for the year ended December 31, 2020, were as follows:

	2020
Expenses relating to variable lease payment not included in the measurement of the lease liability	Ps.	103,340
Expenses relating to short-term leases and leases of low-value assets		234,673
Total	Ps.	338,013

Expenses related to short-term employee benefits, share-based compensation and post-employment benefits and incurred by the Group for the years ended December 31, 2020, 2019 and 2018, were as follows:

	2020		2019		2018
Short-term employee benefits	Ps.	17,921,266	Ps.	16,821,651	Ps.	16,000,255
Other short-term employee benefits		1,396,804		1,210,671		949,294
Share-based compensation		984,356		1,129,644		1,327,549
Post-employment benefits		292,026		259,064		171,156
	Ps.	20,594,452	Ps.	19,421,030	Ps.	18,448,254

22.	Other Income or Expense, Net

Other income (expense) for the years ended December 31, 2020, 2019 and 2018, is analyzed as follows:

	2020		2019			2018
Net gain on disposition of Radiópolis (see Note 3)	Ps.	932,449	Ps.	—	Ps.	—
Net gain on disposition of investments (1)		—		627		3,553,463
Donations (see Note 20)		(62,155)		(27,786)		(56,019)
Legal, financial, and accounting advisory and professional services (2)		(534,448)		(353,937)		(212,527)
Gain (loss) on disposition of property and equipment		57,949		(158,658)		(268,532)
Impairment adjustments (3)		(40,803)		(67,574)		(135,750)
Deferred compensation (see Note 20)		(225,804)		(199,195)		(251,787)
Dismissal severance expense (4)		(273,281)		(533,233)		(530,560)
Income for cash reimbursement received from Imagina (5)		167,619		—		—
Other taxes paid by Sky in Central America		—		—		(148,271)
Interest income for recovered Asset Tax from prior years		—		139,995		—
Other, net (6)		212,102		(116,826)		(387,733)
	Ps.	233,628	Ps.	(1,316,587)	Ps.	1,562,284

(1)	In 2018, included a gain of Ps.3,513,829 on disposition of the Group’s equity stake in Imagina, and a gain of Ps.85,000 on disposition of the Group’s 50% equity in Televisa CJ Grand, a joint venture for a home shopping channel in Mexico (see Note 3).

(2)	Includes primarily advisory and professional services in connection with certain litigation and other matters (see Notes 3 and 20).

(3)	Includes impairment adjustments in connection with trademarks in the Group’s Publishing business (see Note 13).

(4)	Includes severance expense in connection with the dismissals of personnel, as a part of a continued cost reduction plan. In 2019 includes Ps.150,000 related to an accrual for restructuring certain administrative areas in the first quarter of 2020.

(5)	In the second quarter of 2020, the Company received a cash reimbursement from Imagina Media Audiovisual, S.L. (“Imagina”), in connection with a legal outcome that was favorable to Imagina, a former associated company.

(6)	In 2018, included a loss on disposition of obsolete infrastructure in the Group´s Cable segment, in the amount of Ps.249,688.

23.	Finance Expense, Net

Finance (expense) income, net, for the years ended December 31, 2020, 2019 and 2018, included:

	2020		2019		2018
Interest expense (1)	Ps.	(10,482,168)	Ps.	(10,402,021)	Ps.	(9,707,324)
Other finance expense, net (3)		—		(873,177)		(859,642)
Finance expense		(10,482,168)		(11,275,198)		(10,566,966)
Interest income (4)		1,132,935		1,529,112		1,567,100
Foreign exchange gain, net (2)		3,004,934		935,291		220,149
Other finance income, net (3)		89,323		—		—
Finance income		4,227,192		2,464,403		1,787,249
Finance expense, net	Ps.	(6,254,976)	Ps.	(8,810,795)	Ps.	(8,779,717)

(1)	In 2020 and 2019, interest expense included interest in the aggregate amount of Ps.426,672 and Ps.426,541, respectively, related to additional lease liabilities recognized beginning on January 1, 2019, in connection with the adoption of IFRS 16, which became effective on that date (see Notes 2 and 14).

(2)	In 2020, 2019 and 2018, foreign exchange gain, net, included: (i) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary liability position, excluding long-term debt designated as hedging instrument of the Group’s investments in UHI and Open-Ended Fund, during the years ended December 31, 2020, 2019 and 2018; and (ii) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary asset position during the years ended December 31, 2020, 2019 and 2018 (see Notes 2 (e), 4 and 14). The exchange rate of the Mexican peso against the U.S. dollar as of December 31, 2020, 2019 and 2018 was of Ps.19.9493, Ps.18.8838 and Ps.19.6730, respectively.

(3)	In 2020, 2019 and 2018, other finance income or expense, net, included gain or loss from derivative financial instruments (see Note 15) and a loss from changes on fair value in other financial instruments in 2019.

(4)	In 2020, 2019 and 2018, included primarily interest income from cash equivalents. In 2018 included primarily interest income from temporary investments.

24.	Income Taxes

The income tax expense (benefit) for the years ended December 31, 2020, 2019 and 2018 was comprised of:

	2020		2019		2018
Income taxes, current (1)	Ps.	6,802,510	Ps.	5,267,157	Ps.	6,448,961
Income taxes, deferred		(1,574,610)		(2,598,712)		(2,058,457)
	Ps.	5,227,900	Ps.	2,668,445	Ps.	4,390,504

(1)	The current income tax of Mexican companies payable in Mexico represented 93%, 95% and 91% of total current income taxes in 2020, 2019 and 2018, respectively.

The Mexican corporate income tax rate was 30% in 2020, 2019 and 2018, and will be 30% in 2021.

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

The income tax payable as of December 31, 2020 and 2019, in connection with the 2014 Tax Reform, is as follows:

	2020		2019
Tax losses of subsidiaries, net	Ps.	1,759,301	Ps.	3,230,248
Less: Current portion (a)		992,186		1,470,529
Non-current portion (b)	Ps.	767,115	Ps.	1,759,719

(a) Accounted for as current income taxes payable in the consolidated statement of financial position as of December 31, 2020 and 2019.

(b) Accounted for as non-current income taxes payable in the consolidated statement of financial position as of December 31, 2020 and 2019.

Maturities of income tax payable as of December 31, 2020, in connection with the 2014 Mexican Tax Reform, are as follows:

2021	Ps.	992,186
2022		643,171
2023		123,944
	Ps.	1,759,301

The following items represent the principal differences between income taxes computed at the statutory rate and the Group’s provision for income taxes.

	%	%	%
	2020	2019	2018
Statutory income tax rate	30	30	30
Differences between accounting and tax bases, including tax inflation gain that is not recognized for accounting purposes	25	5	5
Asset tax	—	(2)	—
Tax loss carryforwards	7	(13)	(4)
2014 Tax Reform	—	1	2
Foreign operations	(2)	8	3
Disposition of investments	—	3	2
Disposition of Radiópolis	3	—	—
Share of income in associates and joint ventures, net	2	(2)	(1)
Impairment loss in investment in shares of UHI	30	—	—
Effective income tax rate	95	30	37

The Group has recognized the benefits from tax loss carryforwards of Mexican companies in the Group as of December 31, 2020 and 2019. The years of expiration of tax loss carryforwards as of December 31, 2020, are as follows:

Year of Expiration	Tax Loss Carryforwards for Which Deferred Taxes Were Recognized
2021	Ps.	157,193
2022		396,066
2023		117,080
2024		230,772
2025		8,706,619
Thereafter		12,328,495
	Ps.	21,936,225

As of December 31, 2020, tax loss carryforwards of Mexican companies in the Group for which deferred tax assets were not recognized amounted to Ps.3,644,289, and will expire between 2021 and 2028.

During 2020, 2019 and 2018, certain Mexican subsidiaries utilized operating tax loss carryforwards in the amounts of Ps.6,160,740, Ps.6,457,550 and Ps.14,072,331, respectively.

In addition to the tax loss carryforwards of Mexican companies in the Group referred as of December 31, 2020, the Group has tax loss carryforwards derived from the disposal in 2014 of its former investment in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”) in the amount of Ps.15,562,391. As of December 31, 2020, tax loss carryforwards derived from this disposal for which deferred taxes were recognized amounted to Ps.15,562,391, and will expire in 2025.

As of December 31, 2020, tax loss carryforwards of subsidiaries in South America, the United States, and Europe amounted to Ps.3,034,191, and will expire between 2021 and 2037.

The deferred income taxes as of December 31, 2020 and 2019, were principally derived from the following temporary differences and tax loss carryforwards:

	2020		2019
Assets:
Accrued liabilities	Ps.	6,219,312	Ps.	4,352,021
Loss allowance		1,235,658		1,550,482
Customer advances		1,600,334		1,499,462
Derivative financial instruments		972,991		273,210
Property, plant and equipment, net		2,084,550		1,650,860
Prepaid expenses and other items		5,868,717		3,700,673
Tax loss carryforwards:
Operating		5,481,738		7,433,425
Capital(1)		5,767,847		5,591,581

Liabilities:
Investments		(729,910)		(6,676,401)
Derivative financial instruments		—		—
Intangible assets and transmission rights		(2,549,784)		(2,406,145)
Deferred income tax assets of Mexican companies		25,951,453		16,969,168
Deferred income tax assets of certain foreign subsidiaries		261,929		163,747
Deferred income tax assets, net	Ps.	26,213,382	Ps.	17,132,915

(1)	Net of the benefit from tax loss carryforwards derived from the disposal in 2014 of the Group’s investment in GSF, in the amount of Ps.4,668,717 and Ps.4,526,042 in 2020 and 2019, respectively.

The deferred tax assets are in tax jurisdictions in which the Group considers that based on financial projections of its cash flows, results of operations and synergies between subsidiaries, will generate taxable income in subsequent periods.

The gross rollforward of deferred income tax assets, net, is as follows:

	2020		2019
At January 1	Ps.	17,132,915	Ps.	13,791,257
Statement of income credit		1,574,610		2,598,712
Other comprehensive income (“OCI”) credit		7,528,693		1,154,097
Retained earnings charge		—		(342,420)
Disposed operations		(22,836)		(68,731)
At December 31	Ps.	26,213,382	Ps.	17,132,915

The rollforward of deferred income tax assets and liabilities for the year 2020, was as follows:

	At January 1, 2020		Credit (Charge) to Consolidated Statement of Income		Credit (Charge) to OCI and Retained Earnings		Disposed Operations		At December 31, 2020
Assets:
Accrued liabilities	Ps.	4,352,021	Ps.	1,867,291	Ps.	—	Ps.	—	Ps.	6,219,312
Loss allowance		1,550,482		(314,824)		—		—		1,235,658
Customer advances		1,499,462		100,872		—		—		1,600,334
Derivative financial instruments		273,210		288,737		411,044		—		972,991
Property, plant and equipment, net		1,650,860		433,690		—		—		2,084,550
Prepaid expenses and other items		3,700,673		2,087,586		103,294		(22,836)		5,868,717
Tax loss carryforwards		13,025,006		(1,516,219)		(259,202)		—		11,249,585
Deferred income tax assets of foreign subsidiaries		163,747		98,182		—		—		261,929

Liabilities:
Investments		(6,676,401)		(1,327,066)		7,273,557		—		(729,910)
Derivative financial instruments		—		—		—		—		—
Intangible assets and transmission rights		(2,406,145)		(143,639)		—		—		(2,549,784)
Deferred income tax assets, net	Ps.	17,132,915	Ps.	1,574,610	Ps.	7,528,693	Ps.	(22,836)	Ps.	26,213,382

The rollforward of deferred income tax assets and liabilities for the year 2019, was as follows:

	At January 1, 2019		Credit (Charge) to Consolidated Statement of Income		Credit (Charge) to OCI and Retained Earnings		Reclassification to Current Assets (Liabilities) Held for Sale		At December 31, 2019
Assets:
Accrued liabilities	Ps.	3,619,288	Ps.	732,733	Ps.	—	Ps.	—	Ps.	4,352,021
Loss allowance		1,344,425		206,057		—		—		1,550,482
Customer advances		1,799,330		(299,868)		—		—		1,499,462
Derivative financial instruments		—		(183,364)		456,574		—		273,210
Property, plant and equipment, net		1,570,890		79,970		—		—		1,650,860
Prepaid expenses and other items		1,125,387		2,586,763		57,254		(68,731)		3,700,673
Tax loss carryforwards		13,015,397		334,122		(324,513)		—		13,025,006
Deferred income tax assets of foreign subsidiaries		221,392		(57,645)		—		—		163,747

Liabilities:
Investments		(7,812,896)		514,133		622,362		—		(6,676,401)
Derivative financial instruments		(248,547)		248,547		—		—		—
Intangible assets and transmission rights		(843,409)		(1,562,736)		—		—		(2,406,145)
Deferred income tax assets, net	Ps.	13,791,257	Ps.	2,598,712	Ps.	811,677	Ps.	(68,731)	Ps.	17,132,915

The tax (charge) credit relating to components of other comprehensive income is as follows:

	2020
			Tax (Charge)
	Before Tax		Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	(344,313)	Ps.	103,294	Ps.	(241,019)
Exchange differences on translating foreign operations		133,522		408,221		541,743
Derivative financial instruments cash flow hedges		(1,370,145)		411,044		(959,101)
Warrants exercised for common stock of UHI		(21,899,164)		6,639,400		(15,259,764)
Open-Ended Fund		(904,423)		268,906		(635,517)
Other equity instruments		(353,496)		106,049		(247,447)
Share of loss of associates and joint ventures		(61,033)		—		(61,033)
Other comprehensive loss	Ps.	(24,799,052)	Ps.	7,936,914	Ps.	(16,862,138)
Current tax			Ps.	408,221
Deferred tax				7,528,693
			Ps.	7,936,914

	2019
			Tax (Charge)
	Before Tax		Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	(247,092)	Ps.	74,128	Ps.	(172,964)
Remeasurement of post-employment benefit obligations of assets held for sale		(3,445)		1,033		(2,412)
Exchange differences on translating foreign operations		(98,422)		(101,323)		(199,745)
Derivative financial instruments cash flow hedges		(1,521,912)		456,574		(1,065,338)
Warrants exercisable for common stock of UHI		257,306		(77,192)		180,114
Open-Ended Fund		(351,202)		112,590		(238,612)
Other equity instruments		(794,624)		238,387		(556,237)
Other financial assets		111		(33)		78
Share of loss of associates and joint ventures		(236,159)		—		(236,159)
Other comprehensive loss	Ps.	(2,995,439)	Ps.	704,164	Ps.	(2,291,275)
Current tax			Ps.	(449,933)
Deferred tax				1,154,097
			Ps.	704,164

	2018
			Tax (Charge)
	Before Tax		Credit		After Tax
Remeasurement of post-employment benefit obligations (1)	Ps.	(97,086)	Ps.	230,623	Ps.	133,537
Exchange differences on translating foreign operations		(859,032)		(587)		(859,619)
Derivative financial instruments cash flow hedges		174,532		(52,359)		122,173
Warrants exercisable for common stock of UHI		(1,347,698)		404,309		(943,389)
Open-Ended Fund		215,957		(64,787)		151,170
Other equity instruments		603,766		(181,130)		422,636
Other financial assets		(111)		33		(78)
Share of loss of associates and joint ventures		(47,313)		—		(47,313)
Other comprehensive loss	Ps.	(1,356,985)	Ps.	336,102	Ps.	(1,020,883)
Current tax			Ps.	(587)
Deferred tax				336,689
			Ps.	336,102

(1)	During 2018, the Group recognized a deferred income tax benefit of Ps.201,497, related to remeasurement of post-employment benefit obligations of prior years.

The Group does not recognize deferred income tax liabilities related to its investments in certain associates and joint ventures, as either i) the Group is able to control the timing of the reversal of temporary differences arising from these investments, and it is probable that these temporary differences will not reverse in the foreseeable future or ii) no temporary difference arises due to the application of Mexican income tax law. As of December 31, 2020 and 2019, the deferred tax liabilities in connection with the Group’s investments in these associates and joint ventures amounted to an aggregate of Ps.44,820 and Ps.1,029,209, respectively. In 2019 included primarily the investment in UHI. As of December 31, 2020, this investment had ceased to generate a deferred income tax liability, because of the Group’s excercise of the warrants and the resulting temporary difference becoming a deductible temporary difference which is unrecognized in the consolidated financial position.

In December 2018, the Mexican Federal Congress approved reforms to the Economic Plan for 2019, which did not include relevant changes in the Mexican tax legislation, except for the limitation to use overpayments of taxes against the same kind of tax (Value Added Taxes (“VAT”) against VAT), and some incentives for taxpayers operating in the Northern border region of Mexico. Until December 2018, taxpayers were able to offset overpayments of different type of taxes against each other and against taxes withheld. With the tax reform, this ability was eliminated, and taxpayers are only allowed to offset tax overpayments that derive from the same tax. This limitation may affect some of our subsidiaries that recurrently have VAT or Income Tax overpayments but could offset those overpayments against each other (i.e. VAT against Income Tax). Beginning on January 1, 2019, they will only be able to: (i) to request a refund of the overpayment or (ii) to offset tax overpayments against the same tax.

In December 2019, the Mexican Federal Congress approved reforms to the Economic Plan for 2020. These tax reforms included amendments to the Mexican Income Tax Law, Value Added Tax Law, Special Tax on Production and Services Law, and Federal Tax Code, and they became effective as of January 1, 2020. Some of the most relevant changes to the Mexican tax legislation incorporated some of the Actions included in the Base Erosion and Profit Shifting Final Report (BEPS) published by the OCDE in February 2013, such as: (i) limitations to the deduction of net interest paid by companies as well as to some other deductions, (ii) update of the Controlled Foreign Corporation (CFC) Rules, (iii) new provisions to tax transparent entities, (iv) modification of the definition of permanent establishment, and (v) incorporation of new rules to tax digital economy. Some other relevant amendments to avoid tax evasion included: (i) a new obligation of tax advisors and taxpayers to disclose reportable schemes, and (ii) inclusion of general anti-avoidance rule.

In December 2020, the Mexican Federal Congress approved minimum amendments to the Income Tax Law, Value Added Tax Law and Federal Tax Code as part of the Economic Plan for 2021. Regarding the Income Tax Law several changes were made to the general regime applicable to Tax-Exempt Organizations, that aimed to control and restrict the application of such regime to ensure that only the companies that perform non-for-profit activities benefit from the dispositions of such Regime. Another important amendment was the decrease of the rate of annual withholding tax applicable to the capital that produces interest paid by the financial system, which changed from 1.45% to 0.97%. In terms of value added tax, derived from the entry into force of the digital economy dispositions, some more dispositions were included to specify the way to comply with those obligations, as well as penalties to ensure such compliance.

25.	Earnings per CPO/Share

At December 31, 2020 and 2019, the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2020	2019
Total Shares	330,685,559	338,375,192
CPOs	2,351,464	2,412,794
Shares not in the form of CPO units:
Series “A” Shares	55,563,596	56,077,584
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

Basic earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2020, 2019 and 2018, are presented as follows:

	2020				2019				2018
			Per				Per				Per
	Per CPO		Share (*)		Per CPO		Share (*)		Per CPO		Share (*)
Net income attributable to stockholders of the Company	Ps.	(0.44)	Ps.	0.00	Ps.	1.60	Ps.	0.01	Ps.	2.07	Ps.	0.02

(*) Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.

Diluted earnings per CPO and per Share attributable to stockholders of the Company calculated in connection with CPOs and shares in the LTRP, are as follows:

	2020	2019
Total Shares	352,237,926	354,827,433
CPOs	2,486,783	2,508,916
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

Diluted earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2020, 2019 and 2018, are presented as follows:

	2020				2019				2018
			Per				Per				Per
	Per CPO		Share (*)		Per CPO		Share (*)		Per CPO		Share (*)
Net income attributable to stockholders of the Company	Ps.	(0.41)	Ps.	0.00	Ps.	1.53	Ps.	0.01	Ps.	1.96	Ps.	0.02

(*) Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.

26.	Segment Information

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

The cable multiple system businesses derive revenues from cable subscribers, principally from basic and premium television services subscription, pay- per-view fees, installation fees, Internet services subscription, telephone and mobile services subscription as well as from local and national advertising sales.

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

The Advertising revenue is derived primarily from the sale of advertising time on the Group’s television broadcast operations, which include the production of television programming and broadcasting of Channels 2, 4, 5 and 9 (“television networks”), as well as the sale of advertising time on programs provided to pay television companies in Mexico and advertising revenue in the Group’s Internet business and the production of television programming and broadcasting for local television stations in Mexico. The broadcasting of television networks is performed by television repeater stations in Mexico, which are wholly-owned, majority-owned or minority-owned by the Group or otherwise affiliated with the Group’s networks.

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

Other Businesses

The Other Businesses segment includes the Group’s domestic operations in sports and show business promotion, soccer, feature film production and distribution, gaming, publishing and publishing distribution. Through the third quarter of 2019, the Radio business was classified in the Group’s Other Businesses segment. Beginning in the fourth quarter of 2019, the Radio operating results were classified as held-for-sale operations through June 30, 2020, and as disposed operations following the disposition of this business in July 2020 (see Notes 2 (b) and 3).

The table below presents information by segment and a reconciliation to consolidated total for the years ended December 31, 2020, 2019 and 2018:

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2020:
Cable	Ps.	45,367,108	Ps.	710,357	Ps.	44,656,751	Ps.	18,898,301
Sky		22,134,701		581,270		21,553,431		9,135,346
Content		32,613,007		4,679,805		27,933,202		12,360,797
Other Businesses		4,276,074		1,281,096		2,994,978		116,480
Segment totals		104,390,890		7,252,528		97,138,362		40,510,924
Reconciliation to consolidated amounts:
Disposed operations (see Note 3)		223,272		—		223,272		(3,991)
Eliminations and corporate expenses		(7,252,528)		(7,252,528)		—		(1,954,406)
Depreciation and amortization expense		—		—		—		(21,260,787)
Consolidated net sales and income before other income		97,361,634		—		97,361,634		17,291,740 (1)
Other income, net		—		—		—		233,628
Consolidated net sales and operating income	Ps.	97,361,634	Ps.	—	Ps.	97,361,634	Ps.	17,525,368 (2)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2019:
Cable	Ps.	41,701,982	Ps.	591,618	Ps.	41,110,364	Ps.	17,797,571
Sky		21,347,078		437,275		20,909,803		9,121,221
Content		35,060,534		3,589,407		31,471,127		12,649,135
Other Businesses		8,200,212		772,793		7,427,419		1,464,249
Segment totals		106,309,806		5,391,093		100,918,713		41,032,176
Reconciliation to consolidated amounts:
Disposed operations (see Note 3)		841,437		2,969		838,468		258,885
Eliminations and corporate expenses		(5,394,062)		(5,394,062)		—		(1,960,648)
Depreciation and amortization expense		—		—		—		(21,008,796)
Consolidated net sales and income before other expense		101,757,181		—		101,757,181		18,321,617 (1)
Other expense, net		—		—		—		(1,316,587)
Consolidated net sales and operating income	Ps.	101,757,181	Ps.	—	Ps.	101,757,181	Ps.	17,005,030 (2)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2018:
Cable	Ps.	36,233,042	Ps.	560,186	Ps.	35,672,856	Ps.	15,302,500
Sky		22,002,216		420,979		21,581,237		9,767,329
Content		39,223,668		3,162,091		36,061,577		14,855,109
Other Businesses (3)		7,715,489		661,422		7,054,067		410,486
Segment totals		105,174,415		4,804,678		100,369,737		40,335,424
Reconciliation to consolidated amounts:
Disposed operations (see Note 3)		920,009		7,413		912,596		343,799
Eliminations and corporate expenses		(4,812,091)		(4,812,091)		—		(2,154,747)
Depreciation and amortization expense		—		—		—		(19,834,202)
Consolidated net sales and income before other income		101,282,333		—		101,282,333		18,690,274	(1)
Other income, net		—		—		—		1,562,284
Consolidated net sales and operating income	Ps.	101,282,333	Ps.	—	Ps.	101,282,333	Ps.	20,252,558	(2)

(1)  This amount represents income before other income or expense, net.

(2)  This amount represents consolidated operating income.

(3)  In 2018, the Radio operations were previously reported as part of the Other Businesses segment. In 2020, the Radio operations for 2019 and 2018, were classified as disposed operations for comparison purposes.

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

Allocation of Corporate Expenses

Non-allocated corporate expenses primarily include share-based compensation expense for certain key officers and employees in connection with the Company’s LTRP, as well as other general expenses that because of their nature and characteristics are not subject to be allocated within the Group’s business segments.

The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31, 2020, 2019 and 2018:

	Segment Assets at Year-End		Segment Liabilities at Year-End		Additions to Property, Plant and Equipment
2020:
Continuing operations:
Cable	Ps.	112,478,015	Ps.	22,295,808	Ps.	14,182,848
Sky		26,423,707		10,696,397		5,361,494
Content		80,237,558		27,427,941		479,731
Other Businesses		8,177,183		3,936,289		107,665
Total	Ps.	227,316,463	Ps.	64,356,435	Ps.	20,131,738

2019:
Continuing operations:
Cable	Ps.	105,841,104	Ps.	21,637,395	Ps.	12,995,448
Sky		27,755,967		12,902,845		4,039,020
Content		78,336,679		31,555,070		1,690,805
Other Businesses		10,268,185		4,530,712		383,011
Total	Ps.	222,201,935	Ps.	70,626,022	Ps.	19,108,284

2018:
Continuing operations:
Cable	Ps.	99,678,509	Ps.	21,294,108	Ps.	12,835,918
Sky		30,350,221		13,680,854		4,020,405
Content		83,525,004		39,960,653		1,349,954
Other Businesses		9,753,075		3,564,429		502,214
Total	Ps.	223,306,809	Ps.	78,500,044	Ps.	18,708,491

Segment assets reconcile to total assets as of December 31, 2020 and 2019, as follows:

	2020		2019
Segment assets	Ps.	227,316,463	Ps.	222,201,935
Investments attributable to:
Cable		515,002		567,435
Content (1)		29,096,777		53,264,422
Other Businesses		204,464		196,474
Goodwill attributable to:
Cable		13,794,684		13,794,684
Content		241,973		241,973
Other Businesses		76,969		76,969
Total assets	Ps.	271,246,332	Ps.	290,343,892

(1) Includes goodwill attributable to equity investments of Ps.359,613 in 2020 and 2019 (see Note 10).

Equity method loss recognized in income for the years ended December 31, 2020, 2019 and 2018 attributable to equity investments in Cable, was Ps.7,826, Ps.62,329 and Ps.47,024, respectively.

Equity method (loss) gain recognized in income for the years ended December 31, 2020, 2019 and 2018 attributable to equity investments in Content, was Ps.(5,739,833), Ps.642,768 and Ps.564,226, respectively.

Equity method gain recognized in income for the years ended December 31, 2020, 2019 and 2018 attributable to equity investments in Other Businesses, was Ps.7,991, Ps.584 and Ps.15,731, respectively.

Segment liabilities reconcile to total liabilities as of December 31, 2020 and 2019, as follows:

	2020		2019
Segment liabilities	Ps.	64,356,435	Ps.	70,626,022
Debt not allocated to segments		118,950,864		114,092,637
Total liabilities	Ps.	183,307,299	Ps.	184,718,659

Geographical segment information:

	Total Net Sales		Segment Assets at Year-End		Additions to Property, Plant and Equipment
2020:
Mexico	Ps.	84,664,293	Ps.	215,395,954	Ps.	19,707,436
Other countries (1)		12,697,341		11,920,509		424,302
	Ps.	97,361,634	Ps.	227,316,463	Ps.	20,131,738
2019:
Mexico	Ps.	88,388,569	Ps.	211,592,987	Ps.	18,804,629
Other countries (1)		13,368,612		10,608,948		303,655
	Ps.	101,757,181	Ps.	222,201,935	Ps.	19,108,284
2018:
Mexico	Ps.	85,011,567	Ps.	216,146,757	Ps.	18,696,116
Other countries (1)		16,270,766		7,160,052		12,375
	Ps.	101,282,333	Ps.	223,306,809	Ps.	18,708,491

(1)  The United States is the largest country from which revenue is derived.

Net sales are attributed to geographical segment based on the location of customers.

Disaggregation of Total Revenues

The table below present total revenues for each reportable segment disaggregated by major service/product lines and primary geographical market for the years ended December 31, 2020, 2019 and 2018:

	Domestic		Export			Abroad		Total
2020:
Cable:
Digital TV Service (a)	Ps.	16,549,458	Ps.	—	Ps.	—	Ps.	16,549,458
Advertising		1,633,201		—		—		1,633,201
Broadband Services (a)		16,540,687		—		—		16,540,687
Telephony (a)		4,382,964		—		—		4,382,964
Other Services		702,023		—		—		702,023
Enterprise Operations		5,245,443		—		313,332		5,558,775

Sky:
DTH Broadcast Satellite TV (a)		19,398,285		—		1,569,999		20,968,284
Advertising		1,112,662		—		—		1,112,662
Pay-Per-View		42,291		—		11,464		53,755

Content:
Advertising		16,180,397		169,362		—		16,349,759
Network Subscription Revenue		4,322,535		1,143,657		—		5,466,192
Licensing and Syndication		1,572,659		9,224,397		—		10,797,056

Other Businesses:
Gaming		959,985		—		—		959,985
Soccer, Sports and Show Business Promotion		1,382,708		146,324		—		1,529,032
Publishing - Magazines		269,768		—		942		270,710
Publishing - Advertising		173,645		—		—		173,645
Publishing Distribution		309,673		—		—		309,673
Feature Film Production and Distribution		915,165		—		117,864		1,033,029
Segment total		91,693,549		10,683,740		2,013,601		104,390,890
Disposed operations: Radio - Advertising (see Note 3)		223,272		—		—		223,272
Intersegment eliminations		(7,252,528)		—		—		(7,252,528)
Consolidated total revenues	Ps.	84,664,293	Ps.	10,683,740	Ps.	2,013,601	Ps.	97,361,634

	Domestic		Export		Abroad		Total
2019:
Cable:
Digital TV Service (a)	Ps.	16,298,079	Ps.	—	Ps.	—	Ps.	16,298,079
Advertising		1,507,831		—		—		1,507,831
Broadband Services (a)		14,544,473		—		—		14,544,473
Telephony (a)		3,658,121		—		—		3,658,121
Other Services		801,937		—		—		801,937
Enterprise Operations		4,626,396		—		265,145		4,891,541

Sky:
DTH Broadcast Satellite TV (a)		18,918,077		—		1,359,079		20,277,156
Advertising		953,634		—		—		953,634
Pay-Per-View		98,539		—		17,749		116,288

Content:
Advertising		19,236,014		223,434		—		19,459,448
Network Subscription Revenue		3,832,716		1,160,459		—		4,993,175
Licensing and Syndication		1,794,636		8,813,275		—		10,607,911

Other Businesses:
Gaming		2,974,284		—		—		2,974,284
Soccer, Sports and Show Business Promotion		1,821,605		1,182,972		—		3,004,577
Publishing - Magazines		393,763		—		18,076		411,839
Publishing - Advertising		246,309		—		23,461		269,770
Publishing Distribution		337,685		—		—		337,685
Feature Film Production and Distribution		890,927		787		310,343		1,202,057
Segment total		92,935,026		11,380,927		1,993,853		106,309,806
Disposed operations: Radio - Advertising (see Note 3)		841,437		—		—		841,437
Intersegment eliminations		(5,387,894)		—		(6,168)		(5,394,062)
Consolidated total revenues	Ps.	88,388,569	Ps.	11,380,927	Ps.	1,987,685	Ps.	101,757,181

	Domestic		Export		Abroad		Total
2018:
Cable:
Digital TV Service (a)	Ps.	14,281,536	Ps.	—	Ps.	—	Ps.	14,281,536
Advertising		1,260,117		—		—		1,260,117
Broadband Services (a)		13,034,172		—		—		13,034,172
Telephony (a)		2,588,767		—		—		2,588,767
Other Services		544,347		—		—		544,347
Telecommunications Networks		4,361,586		—		162,517		4,524,103

Sky:
DTH Broadcast Satellite TV (a)		19,478,307		—		1,374,849		20,853,156
Advertising		968,853		—		—		968,853
Pay-Per-View		152,129		—		28,078		180,207

Content:
Advertising		20,932,533		222,369		—		21,154,902
Network Subscription Revenue		3,500,375		1,313,907		—		4,814,282
Licensing and Syndication		1,437,081		11,817,403		—		13,254,484

Other Businesses:
Gaming		2,676,384		—		—		2,676,384
Soccer, Sports and Show Business Promotion		1,639,073		145,462		—		1,784,535
Publishing - Magazines		550,777		—		104,281		655,058
Publishing - Advertising		482,943		—		181,514		664,457
Publishing Distribution		270,624		—		40,148		310,772
Feature Film Production and Distribution		735,928		3,569		884,786		1,624,283
Segment total		88,895,532		13,502,710		2,776,173		105,174,415
Disposed operations: Radio - Advertising (see Note 3)		920,009		—		—		920,009
Intersegment eliminations		(4,803,974)		—		(8,117)		(4,812,091)
Consolidated total revenues	Ps.	85,011,567	Ps.	13,502,710	Ps.	2,768,056	Ps.	101,282,333

(a)  Digital TV Service revenues include revenue from leasing set-top equipment to subscribers in the Cable segment in the amount of Ps.5,514,984, Ps.5,289,996 and Ps.4,577,513, for the years ended December 31, 2020, 2019 and 2018, respectively. DTH Broadcast Satellite TV revenues include revenue from leasing set-top equipment to subscribers in the Sky segment in the amount of Ps.9,212,317, Ps.9,232,152 and Ps.9,971,318, for the years ended December 31, 2020, 2019 and 2018, respectively. Revenue from leasing set-top equipment to subscribers is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group’s property, plant and equipment and is leased to subscribers through operating lease contracts.

Net sales from external customers for the years ended December 31, 2020, 2019 and 2018 are presented by sale source, as follows:

	2020		2019		2018
Services	Ps.	71,745,105	Ps.	75,988,820	Ps.	72,737,313
Royalties		9,907,313		10,005,977		12,600,061
Goods		805,690		932,198		1,163,836
Leases (1)		14,903,526		14,830,186		14,781,123
Total	Ps.	97,361,634	Ps.	101,757,181	Ps.	101,282,333

(1) This line includes primarily revenue from leasing set-top equipment to subscribers in the Cable and Sky segments, which is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group’s property and equipment and is leased to subscribers through operating lease contracts.

27.       Commitments and Contingencies

Commitments

As of December 31, 2020, the Group had commitments for programming and transmission rights to be acquired or licensed from third party producers and suppliers, mainly related to special events, in the aggregate amount of U.S.$82.2 million (Ps.1,639,297) and U.S.$818.9 million (Ps.16,337,216), respectively, with various payment commitments to be made between 2021 and 2030.

As of December 31, 2020 the Group had third party commitments for transmission rights to be sublicensed by the Group in the aggregate amount of U.S.$88.7 million (Ps.1,769,602) with various cash payments to be received by the Group between 2021 and 2030.

At December 31, 2020, the Group had commitments in an aggregate amount of Ps.1,732,382, of which Ps.10,086, were commitments related to gaming operations, Ps.120,956, were commitments to acquire television technical equipment, Ps.390,080, were commitments for the acquisition of software and related services, and Ps.1,211,260, were construction commitments for building improvements and technical facilities.

In connection with a long-term credit facility, the Group expects to provide financing to GTAC in 2021 in the principal amount of Ps.49,000 and U.S.$4.0 million (Ps.79,797) (see Note 10).

At December 31, 2020, the Group had the following aggregate minimum annual commitments (undiscounted) for the use of satellite transponders:

	Thousands of
	U.S. Dollars
2021	U.S.$	6,410
2022		4,163
2023		2,988
2024 and thereafter		2,914
	U.S.$	16,475

A reconciliation of the non-cancellable lease commitments as of December 31, 2018 and the initial measurement of the lease liabilities under IFRS 16 were as follow:

Operating lease commitments disclosed under IAS 17 in the Group's consolidated financial statements as of December 31, 2018	Ps.	7,160,431
Discounted using the incremental borrowing rate at January 1, 2019		(2,669,751)
Finance lease liabilities recognized at December 31, 2018		5,317,944
Adjustments as a result of a different treatment of extension, termination options and short-term and low-value exemptions		306,632
Lease liabilities recognized at January 1, 2019	Ps.	10,115,256

Preponderant Economic Agent

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

There are currently no resolutions from the IFT, judgments or orders that would require the Group to divest any of the assets as a result of being declared a Preponderant Economic Agent in the broadcasting sector.

On February 27, 2017, as part of a biennial review of the broadcasting sector preponderance rules, the IFT issued a ruling that amended some of the existing preponderance rules in broadcasting and included some additional obligations on the Company and some of its subsidiaries (the “New Preponderance Measures”), as follows:

Infrastructure sharing – In addition to the previously imposed obligations regarding the sharing of passive infrastructure, the New Preponderance Measures have included the service of signal emissions only in the event that no passive infrastructure exists on the requested site. In addition, the New Preponderance Measures strengthen the supervision of the infrastructure services provided by the Group, including certain rules relating to the publicity of its tariffs. In addition, more specifications for the Electronic Management System as part of the new measures are included. Likewise, the IFT determined specific tariffs for our infrastructure offer.

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

Additionally, on March 31, 2017, the Company, together with its subsidiaries, filed an amparo proceeding challenging the constitutionality of the New Preponderance Measures. On November 21, 2019 the Second Court of the Supreme Court granted the amparo and revoked the New Preponderance Measures. Consequently, the valid and applicable measures in force are the resolved in accordance with the Preponderance Resolution.

The earliest bi-annual review of the preponderance measures for broadcasting sector that began in 2019 was concluded as a result of the amparo resolution.

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

Substantial Power Economic Agent

On November 26, 2020, the Company was declared by IFT to be an economic agent with substantial power in the market of restricted television and audio services in certain municipalities. The ruling does not imply that the Company entered into any anticompetitive practices. The IFT will now begin a new proceeding to determine if any asymmetric measures will be necessary, and the Company will be heard in this proceeding. The Company considers that IFT’s ruling is inconsistent with resolutions previously issued by such institute in other investigations regarding substantial power in the same market. Therefore, it will consider all options in its defense.

Contingencies

On March 5, 2018, a purported stockholder class action lawsuit was filed in the United States District Court for the Southern District of New York alleging securities law violations in connection with allegedly misleading statements and/or omissions in the Company’s public disclosures. The lawsuit alleges that the Company and two of its executives failed to disclose alleged involvement in bribery activities relating to certain executives of Fédération Internationale de Football Association (“FIFA”), and wrongfully failed to disclose weaknesses in the Company’s internal control over its financial reporting as of December 31, 2016. On May 17, 2018, the Court appointed a lead plaintiff for the putative stockholder class. On August 6, 2018, the lead plaintiff filed an amended complaint. The Company thereupon filed a motion to dismiss the amended complaint. On March 25, 2019, the court issued a decision denying the Company’s motion to dismiss, holding that plaintiff’s allegations, if true, were sufficient to support a claim. The parties began to exchange discovery materials, and the discovery process has continued into 2021. On June 8, 2020, the court issued a decision denying class certification based on the inadequacy of the proposed class representative. On June 29, 2020, the court issued a decision granting class certification to a new class representative. The Company sought permission for leave to appeal the District Court's order. On October 6, 2020, the United States Court of Appeals for the Second Circuit denied Televisa’s request for leave to appeal the District Court’s class certification order. The Company continues to believe that the lawsuit, and the material allegations and claims therein, are without merit and intends to vigorously defend against the lawsuit. With regard to plaintiff’s allegations regarding FIFA, outside counsel long previously investigated the circumstances surrounding the Company’s acquisition of the Latin American media rights for the Canada, Mexico and USA 2026 FIFA World Cup and 2030 FIFA World Cup and uncovered no credible evidence that would form the basis for liability for the Company or for any executive, employee, agent or subsidiary thereof. In particular, the Company itself made no payment to any FIFA person and in no way knew of, or condoned, any payment by any third party to any FIFA person. The Company also notes that no proceedings have been initiated against it by any governmental agency.

On April 27, 2017, the tax authorities, initiated a tax audit to the Company, with the purpose of verifying compliance with tax provisions for the fiscal period from January 1 to December 31, 2011, regarding federal taxes as direct subject of Income Tax (Impuesto sobre la Renta or ISR), Flat tax (Impuesto Empresarial a Tasa Única) and Value Added Tax (Impuesto al Valor Agregado). On April 25, 2018, the authorities informed the observations determined as a result of such audit, that could entail a default on the payment of the abovementioned taxes. On May 25, 2018, by a document submitted before the authority, the Company asserted arguments and offered evidence to undermine the authority’s observations. On June 27, 2019, the Company was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.682 million for ISR, penalties, surcharges and inflation adjustments. On August 22, 2019, the Company filed an administrative proceeding (recurso de revocación) against such tax liability, before the Legal area of the Tax Authorities, which is in the process of being resolved. As of the date of this report, there are no elements to determine if the outcome would be adverse to the Company’s interests.

On June 1, 2016, the tax authority initiated a tax audit to a Company’s indirect subsidiary that carries out operations in the Gaming business, which is presented in the Other Businesses segment, with the purpose of verifying compliance with tax provisions for the period from January 1, to December 31, 2014, regarding federal taxes as direct subject, as well as withholder. On April 24, 2017, the authorities informed the facts and omissions detected during the development of the verification process, that could entail a default on the payment of the abovementioned taxes. On May 30, 2017, by a document submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the authority’s last partial record. On June 21, 2019, such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.1,334 million, essentially related to IEPS (Impuesto Especial sobre Producción y Servicios or Excise Tax); on August 16, 2019, an administrative proceeding (recurso de revocación) was filed before the Legal area of the Tax Authorities. On January 7, 2021, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On February 19, 2021 a claim (juicio de nulidad) against the resolution issued in the reffered administrative proceeding was filed in the Second Regional Court of Puebla of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa), which is still pending of resolution. As of the date of this report, there are no elements to determine if the outcome would be adverse to the Company’s interests.

On August 12, 2019 the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (Cablebox. S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 26 foreign trade operations carried out during fiscal year 2016. On April 30, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to non-compliance with the payment of the referred contributions. On April 30, 2020 the tax authority informed the facts and omissions detected during the development of the verification process, that could entail a default on several provisions of the Customs Act (Ley Aduanera). On June 2 and 29, 2020, by several documents submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s last partial record. On July 16 such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.289,821 for a fine consisting on 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Norma Oficial Mexicana, or Official Mexican Standards (NOM-019-SCFI-1998), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On August 27, 2020 an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of this report, it is not possible to determine if the outcome would be adverse or favorable to the Company’s interests.

The matters discussed in the three paragraphs referred to above did not require the recognition of a provision as of December 31, 2020.

There are several legal actions and claims pending against the Group, which are filed in the ordinary course of business. In the opinion of the Company’s management, none of these actions and claims is expected now to have a material adverse effect on the Group’s financial statements as a whole; however, the Company’s management is unable to predict the outcome of any of these legal actions and claims.

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

(ii)	Classification and measurement of financial instruments

On January 1, 2018 (the date of initial application of IFRS 9), the Group’s management assessed which business models applied to the financial assets held by the Group and classified its financial instruments into the appropriate IFRS 9 categories. The main effects resulting from this reclassification were as follows:

	Measurement Category			Carrying Amount
	Original	New		Original		New
	(IAS 39)	(IFRS 9)		(IAS 39)		(IFRS 9)		Difference
Current assets
Cash and cash equivalents:
Cash and bank accounts			Ps.	1,761,260	Ps.	1,761,260	Ps.	—
Short-term investments	FVIL	FVIL		37,021,338		37,021,338		—
Other financial assets (classified as non-current financial assets)	FVIL	FVOCIL		5,942,500		5,942,500		—
Current maturities of non-current financial assets	Amortized cost	Amortized cost		23,529		23,529		—
Trade notes and accounts receivable:
Trade notes and accounts receivable	Amortized cost	Amortized cost		24,727,073		24,727,073		—
Derivative financial instruments:
TVI’s options	FVIL	FVIL		100,700		100,700		—
Empresas Cablevisión’ options	FVIL	FVIL		110,137		110,137		—
Options	FVIL	FVIL		795,010		795,010		—
Forward	FVIL	FVIL		397,037		397,037		—

Non-current assets
Derivative financial instruments:
TVI’s interest rate swaps	Hedge accounting	Hedge accounting		84,109		84,109		—
Interest rate swaps	Hedge accounting	Hedge accounting		664,724		664,724		—
Forward	Hedge accounting	Hedge accounting		112,157		112,157		—
Investments in financial instruments:
Warrants issued by UHI	FVOCIL	FVOCIL		36,395,183		36,395,183		—
Open-Ended Fund	FVOCIL	FVOCIL		7,297,577		7,297,577		—
Financial assets held to maturity	Amortized cost	Amortized cost		287,605		287,605		—
Other				16,487		16,487		—

Current liabilities
Debt, lease liabilities and other notes payable:
Current portion of long-term debt	Amortized cost	Amortized cost		2,103,870		2,103,870		—

Non-current liabilities
Debt, lease liabilities and other notes payable:
Long-term debt	Amortized cost	Amortized cost		121,993,128		121,993,128		—

(b)	IFRS 15

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

The Group has recognized assets from incremental costs of obtaining a contract with customers, primarily commissions, which are classified as current and non-current other assets in its consolidated financial statements as of January 1 and December 31, 2020 and 2019, as follows:

	Cable		Sky		Total
Contract costs:
At January 1, 2020	Ps.	1,436,758	Ps.	2,254,479	Ps.	3,691,237
Additions		1,163,038		1,335,300		2,498,338
Amortization		(572,105)		(1,075,913)		(1,648,018)
Total Contract Costs at December 31, 2020		2,027,691		2,513,866		4,541,557
Less:
Current Contract Costs		640,656		957,792		1,598,447
Total Non-current Contract Costs	Ps.	1,387,035	Ps.	1,556,074	Ps.	2,943,110

	Cable		Sky		Total
Contract costs:
At January 1, 2019	Ps.	1,133,727	Ps.	2,236,932	Ps.	3,370,659
Additions		753,473		1,017,006		1,770,479
Amortization		(450,442)		(999,459)		(1,449,901)
Total Contract Costs at December 31, 2019		1,436,758		2,254,479		3,691,237
Less:
Current Contract Costs		477,167		902,233		1,379,400
Total Non-current Contract Costs	Ps.	959,591	Ps.	1,352,246	Ps.	2,311,837

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

As a result of the adoption of IFRS 16, the Group recognized as right-of-use assets and lease liabilities in its consolidated statements of financial position as of December 31, 2020, December 31 and January 1, 2019, long-term lease agreements that were recognized as operating leases through December 31, 2018, as follows:

	December 31, 2020		December 31, 2019		January 1, 2019
Long-term Lease Agreements	Assets (Liabilities)		Assets (Liabilities)		Assets (Liabilities)
Right-of-use assets, net	Ps.	4,392,420	Ps.	4,502,590	Ps.	4,797,312
Lease liabilities (1)		(4,745,292)		(4,641,705)		(4,797,312)
Net effect	Ps.	(352,872)	Ps.	(139,115)	Ps.	—

(1)	Current portion of lease liabilities as of December 31, 2020, December 31 and January 1, 2019, amounted to Ps.524,458, Ps.533,260 and Ps.462,513, respectively.

Depreciation of right-of-use assets referred to in the table above and charged to income for the year ended December 31, 2020 and 2019, amounted to Ps.670,749 and Ps.651,675, respectively.

The Group also classified as right-of-use assets and lease liabilities in its consolidated statements of financial position as of December 31, 2020, December 31 and January 1, 2019, property and equipment and obligations under long-term lease agreements that were recognized as finance leases through December 31, 2018, as follows:

	December 31, 2020		December 31, 2019		January 1, 2019
Long-term Lease Agreements	Assets (Liabilities)		Assets (Liabilities)		Assets (Liabilities)
Right-of-use assets, net	Ps.	2,819,745	Ps.	3,050,462	Ps.	3,402,869
Lease liabilities (1)		(4,547,059)		(4,721,815)		(5,317,944)
Net effect	Ps.	(1,727,314)	Ps.	(1,671,353)	Ps.	(1,915,075)

(1)	Current portion of lease liabilities as of December 31, 2020, December 31 and January 1, 2019, amounted to Ps.753,296, Ps.754,506 and Ps.651,800, respectively.

Depreciation of right-of-use assets referred to in the table above and charged to income for the years ended December 31, 2020 and 2019, amounted to Ps.426,025 and Ps.418,675, respectively.

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

29. Impact of COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of Coronavirus (“COVID-19”) as a pandemic. Most governments in the world have been implementing different restrictive measures to contain the spread of this pandemic. This situation is significantly affecting the global economy, including Mexico, due to the disruption or slowdown of supply chains and the increase in economic uncertainty, as evidenced by the increase in volatility of asset prices, exchange rates and decreases in long-term interest rates. During 2020, the Company’s management made an assessment of potential adverse impacts of COVID-19 in its business segments, primarily in connection with impairment indicators and testing of significant long-lived assets, expected credit losses for accounts receivable, recovery of deferred income tax assets and workforce considerations. The Company’s management will continue to assess the potential adverse impacts of COVID-19, including the monitoring of impairment indicators and testing, forecasts and budgets, fair values and/or estimated future cash flows related to the recoverability of significant financial and non-financial assets of its business segments. As of the authorization date of these consolidated financial statements, the Company’s management cannot predict the adverse impact of COVID-19 in the Group’s consolidated financial statements for the year ending December 31, 2021.

The Company´s management cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that its access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand for the Group´s products across its segments, as its clients and customers reduce or defer their spending.

The Mexican Government is still implementing the plan to reactivate economic activities in accordance with color-based phases determined on a weekly basis in every state of the country. Most non-essential economic activities are open with some limitations, mainly with reduced capacity and hours of operation. However, a significant part of the population is still implementing social distancing and shelter-in-place policies. As a result, during the quarter ended December 31, 2020, this has affected, and is still affecting the ability of the Group´s employees, suppliers and customers to conduct their functions and businesses in their typical manner.

As of this date given that they are considered essential economic activities, the Group has continued operating its media and telecommunications businesses uninterrupted to continue benefiting the country with connectivity, entertainment and information, and during the quarter ended December 31, 2020, the Group continued producing of new content following the requirements and health guidelines imposed by the Mexican Government. During the quarter ended December 31, 2020, the Group´s Content segment recovered in relation to the previous quarters during the pandemic as a result of the easing of lockdown restrictions in some jurisdictions in which its customers are located. Notwithstanding the foregoing, we are partially dependent on the demand for advertising from consumer-focused companies, and the COVID-19 pandemic has caused, and could further cause, advertisers to reduce or postpone their advertisement spending on its platforms.

In the Group´s Other Businesses segment, sporting and other entertainment events for which it has broadcast rights, or which it organizes, promotes and/or is located in venues it owns, has started to operate again with some limitations and taking the corresponding sanitary measures, and to date most of its casinos have resumed operations with reduced capacity and hours of operation. When local authorities approve the re-opening of these venues that are still not operating, rules may be enacted including limitations on capacity and operating hours; these may affect the results of its Other Businesses segment in the following months.

Notwithstanding the foregoing, the authorities may impose restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines which could be expensive or burdensome to implement, which may affect the Group´s operations.

The magnitude of the impact on the Group’s businesses will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, the Company´s management is not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting the Group´s businesses, financial position and results of operations over the near, medium or long-term.

30. Events after the Reporting Period

Transaction announced on April 13, 2021

On April 13, 2021, the Group and UHI announced a definitive transaction agreement in which the Group’s content and media assets will be combined with UHI to create the largest Spanish-language media company in the world.

The Group will continue to participate in UHI’s growth potential by remaining the largest shareholder in UHI, with an equity stake of approximately 45% following the transaction. The Group will also retain ownership of its Cable, Sky and Other Businesses segments, as well as the main real estate associated with the production facilities, the broadcasting concessions and transmission infrastructure in Mexico.

The Group will contribute the assets specified in the Transaction Agreement, including, subject to certain exceptions, its Content business included in its Content business segment to UHI for U.S.$4.5 billion in a combination of cash (U.S.$3.0 billion) and U.S.$1.5 billion of common and preferred shares of UHI.

In connection with the transaction, UHI will receive all assets, IP and library related to the News division of the Group’s Content business, but will outsource production of news content for Mexico to a company owned by the Azcárraga family.

The Boards of Directors of the Company and UHI have approved the combination. The transaction is expected to close in 2021, subject to customary closing conditions, including receipt of regulatory approvals in the United States, Mexico and Colombia, among others, and approval of the Company’s shareholders.

As a result of the transaction, the Group expects that its cash and cash equivalents will increase by U.S.$3,000 million, and its investment in common and preferred shares of UHI will increase by U.S.$1,500 million when the transaction is completed. The Group expects to recognize a net gain on disposition of discontinued operations in its consolidated statement of income in connection with the disposition of its Content business segment and the related assets specified in the Transaction Agreement. Additionally, after the transaction is completed, the Group expects increases in its consolidated share of income in associates derived from a larger ownership in UHI and in consolidated finance income derived from the returns from its investments in preferred shares issued by UHI to the Group in the transaction. These expected effects will be partially offset in the Group’s consolidated statement of income by a reduction in its consolidated operating income resulting primarily from the disposal of its Content business segment. The Group will continue to consolidate the results of its Content business segment until the Group ceases to have control of this business segment, in accordance with the terms of the Transaction Agreement.

Company´s stockholder approvals

On April 28, 2021, the Company’s stockholders approved, among other resolutions, (i) the audited consolidated financial statements of the Company as of December 31, 2020, and for the year ended on that date; (ii) the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” ”D,” and “L” Shares, not in the form of a CPO, which will be paid in May 2021; and (iii) the cancellation in May 2021 of 5,173.2 million shares of the Company’s capital stock in the form of 44.2 million CPOs, which were repurchased by the Company in 2019 and 2020.