Form 20-F
period 2021-12-31
GRUPO TELEVISA, S.A.B.
filed 2022-04-29
CIK 912892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Luis Alejandro Bustos Olivares
Grupo Televisa, S.A.B.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico City

Mexico
Telephone: (011-52) (55) 5022-5899
Facsimile: (011-52) (55) 5261-2546
E-mail: labustoso @televisa.com.mx

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021 was:

114,085,084,347 Series “A” Shares

51,463,474,237 Series “B” Shares

81,873,650,791 Series “L” Shares

81,873,650,791 Series “D” Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

⌧ Yes ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes ⌧ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging Growth Company ☐

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

⌧ Yes ◻ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ◻	International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

◻ Yes ⌧ No

We publish our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which differ in some significant respects from generally accepted accounting principles in the United States, or U.S. GAAP, and accounting procedures adopted in other countries.

Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2021 and (ii) references to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “U.S. dollars,” “$” or “U.S.$” are to United States dollars.

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

Forward-Looking Statements and Risk Factors Summary

This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. In addition, we may from time to time make forward-looking statements in reports to the SEC, on Form 6-K, in annual reports to stockholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “seek”, “potential”, “target”, “estimate”, “project”, “predict”, “forecast”, “guideline”, “may”, “should”, “could”, “will” and similar words and expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements. Examples of these forward-looking statements include, but are not limited to:

●	estimates and projections of financial results, cash flows, capital expenditures, dividends, capital structure, financial position or other financial items or ratios;
●	statements of our plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;
●	statements concerning our current and future plans regarding our investment in Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V., or GTAC;
●	statements concerning our current and future plans regarding our gaming business;
●	statements concerning our future plans, including capital expenditures, regarding the pay-TV, broadband and/or telephony services provided by our subsidiaries;
●	statements concerning our transactions with TelevisaUnivision, Inc., or TelevisaUnivision, the parent company of Univision Holdings, Inc., our current and future plans regarding our investment in the common stock and preferred stock of TelevisaUnivision and the TelevisaUnivision Transaction (as defined below, and as described below under “Information on the Company—Business Overview—Univision—TelevisaUnivision Transaction”) completed on January 31, 2022;
●	statements concerning our current and future plans, including capital expenditures, regarding our investment in Innova, S. de R.L. de C.V., or Innova, and our transactions and relationship with DIRECTV;
●	statements concerning our transactions with NBC Universal’s Telemundo Communications Group, or Telemundo;
●	statements about our future economic performance or statements concerning general economic, political or social conditions in Mexico or other countries in which we operate or have investments;

●	statements concerning the general uncertainty related to the COVID-19 pandemic and its possible adverse effects; and
●	statements or assumptions underlying these statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. We caution you that a number of important risks and uncertainties including those discussed under “— Risk Factors”, could cause actual results to differ materially from those expressed in or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following risks, uncertainties and other factors:

●	the impact of the COVID-19 pandemic;
●	economic and political developments and conditions and government policies in Mexico or elsewhere;
●	uncertainty in global financial markets;
●	currency fluctuations or the depreciation of the Peso;
●	changes in inflation rates;
●	changes in interest rates;
●	the impact of existing laws and regulations, changes thereto or the imposition of new laws and regulations affecting our businesses, activities and investments;
●	the risk that our concessions may not be renewed;
●	the risk of loss of transmission or loss of the use of satellite transponders;
●	changes in customer demand;
●	effects of competition;
●	incidents affecting our network and information systems or other technologies;
●	the results of operations of TelevisaUnivision; and
●	the other risks and uncertainties discussed under “— Risk Factors” and elsewhere in this report.

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

Part I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

Selected Financial Data

The following tables present our selected consolidated financial information as of and for each of the periods indicated. This information is qualified in its entirety by reference to, and should be read together with, our audited consolidated year-end financial statements. The following data for each of the years ended December 31, 2021, 2020 and 2019 has been derived from our audited consolidated year-end financial statements, including the consolidated statements of financial position as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2021, 2020 and 2019, and the accompanying notes appearing elsewhere in this annual report.

The selected consolidated financial information as of December 31, 2021, 2020 and 2019, and for the years ended December 31, 2021, 2020 and 2019, was prepared in accordance with IFRS, as issued by the IASB.

The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translations included in the following tables, except capital expenditures, is determined by reference to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de México, S.A., or CitiBanamex, as of December 31, 2021, which was Ps.20.5031 per U.S. Dollar. This annual report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated. The interbank free market rate, or the Interbank Rate, as reported by Banco Nacional de Mexico, S.A., or CitiBanamex, as of March 31, 2022, was Ps.19.8670 per U.S. Dollar.

	Year Ended December 31
	2021		2021		2020		2019

	(Millions of U.S. Dollars or millions of Pesos)(1)
Income Statement Data:
Net sales	U.S.$	5,049	Ps.	103,522	Ps.	97,362	Ps.	101,757
Operating income		1,082		22,177		17,525		17,005
Finance expense, net(2)		(573)		(11,749)		(6,255)		(8,811)
Net income		359		7,355		303		6,107
Net income (loss) attributable to stockholders of the Company		295		6,056		(1,250)		4,626
Net income attributable to non-controlling interests		64		1,299		1,553		1,481
Basic earnings (loss) per CPO attributable to stockholders of the Company(3)		—		2.17		(0.44)		1.60

	Year Ended December 31
	2021		2021		2020		2019
Diluted earnings (loss) per CPO attributable to stockholders of the Company(3)		—		2.01		(0.41)		1.53
Weighted-average number of shares outstanding (in millions)(3)(4)		—		327,525		330,686		338,375
Cash dividend per CPO(3)		—		0.35		—		0.35
Comprehensive Income Data:
Total comprehensive income (loss)	U.S.$	453	Ps.	9,290	Ps.	(16,559)	Ps.	3,816
Total comprehensive income (loss) attributable to stockholders of the Company		390		7,991		(18,127)		2,357
Total comprehensive income attributable to non-controlling interests		63		1,299		1,568		1,459

	Year Ended December 31
	2021		2021		2020		2019
Financial Position Data:
Cash and cash equivalents	U.S.$	1,260	Ps.	25,828	Ps.	29,058	Ps.	27,452
Total assets		14,327		293,742		271,246		290,344
Short-term debt and current portion of long-term debt(5)		200		4,106		617		492
Interest payable(5)		99		2,035		1,935		1,944
Long-term debt, net of current portion(6)		5,935		121,686		121,936		120,445
Customer deposits and advances		439		8,999		5,936		5,780
Capital stock		236		4,837		4,908		4,908
Total equity (including non-controlling interests)		4,708		96,524		87,939		105,404
Shares outstanding (in millions)(4)		329,296		329,296		325,992		337,244

	2021		2021		2020		2019
Cash Flow Data:
Net cash provided by operating activities	U.S.$	1,430	Ps.	29,324	Ps.	33,161	Ps.	27,269
Net cash used in investing activities		(919)		(18,845)		(15,920)		(17,005)
Net cash used in financing activities		(670)		(13,732)		(16,195)		(14,302)
(Decrease) increase in cash and cash equivalents		(158)		(3,230)		1,034		(4,098)
Other Financial Information:
Capital expenditures(7)	U.S.$	1,135	Ps.	23,268	Ps.	20,132	Ps.	19,108
Other Data (unaudited):
Magazine circulation (millions of copies)(8)		—		11		12		32
Number of employees (at year end)		—		46,700		43,200		42,900
Number of Sky Pay Television RGUs (in thousands at year end)(9)		—		7,408		7,478		7,431
Number of Sky Broadband Internet RGUs (in thousands at year end)(9)		—		727		666		386
Number of Sky Mobile RGUs (in thousands at year end)(9)		—		31		—		—
Number of Cable Pay Television RGUs (in thousands at year end)(10)		—		4,166		4,285		4,319
Number of Cable Broadband Internet RGUs (in thousands at year end)(10)		—		5,649		5,431		4,696
Number of Cable Digital Telephony RGUs (in thousands at year end)(10)		—		4,617		4,296		3,638
Number of Cable Mobile RGUs (in thousands at year end)(10)		—		156		76		—

Notes to Selected Consolidated Financial Information:

(1)	Except per Certificado de Participación Ordinario, or CPO, magazine circulation, employees, Revenue Generating Units, or RGUs. An RGU is defined as individual service subscriber who is billable under each service (satellite pay television, broadband internet and voice).
(2)	Includes interest expense, interest income, foreign exchange loss or gain, net, and other finance income or expense, net. See Note 23 to our consolidated year-end financial statements.

(3)	For further analysis of net earnings per CPO (as well as corresponding amounts per Series “A” Share not traded as CPOs), see Note 25 to our consolidated year-end financial statements. In April 2022, 2021 and 2019 the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO, respectively. To further maximize liquidity and as a precautionary measure, the Company’s Board of Directors did not propose the payment of a 2020 dividend for approval of the Company’s general stockholders’ meeting held on April 28, 2020.
(4)	As of December 31, 2021, 2020, and 2019, we had four classes of common stock: Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares. Our shares are publicly traded in the United Mexican States, or Mexico, primarily in the form of CPOs, each CPO representing 117 shares comprised of 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares; and in the United States in the form of Global Depositary Shares, or GDSs, each GDS representing five CPOs. As of December 31, 2021, there were approximately 2,339.2 million CPOs issued and outstanding, each of which was represented by 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares, and an additional number of approximately 55,604.2 million Series “A” Shares, 0.2 million Series “B” Shares, 0.2 million Series “D” Shares and 0.2 million Series “L” Shares issued and outstanding (not in the form of CPO units). See Note 17 to our consolidated year-end financial statements.
(5)	The figures set forth in this line item are presented at amortized cost (principal amount, net of finance costs). Interest payable is included in current portion of long-term debt in the consolidated statements of financial position as of December 31, 2021 and 2020. See Notes 2(o) and 14 to our consolidated year-end financial statements.
(6)	The figures set forth in this line item are presented at amortized cost (principal amount, net of finance costs). See “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Indebtedness” and Note 14 to our consolidated year-end financial statements.
(7)	Capital expenditures are those investments made by us in property, plant and equipment. See “Information on the Company—Capital Expenditures”.
(8)	The figures set forth in this line item represent total circulation of magazines that we publish independently and through joint ventures and other arrangements and do not represent magazines distributed on behalf of third parties.
(9)	Sky has operations in Mexico, the Dominican Republic and Central America. The figures set forth in this line item represent the total number of RGUs (pay television, or pay-TV, broadband internet, digital telephony and mobile services) for Innova at the end of each year presented. For a description of Innova’s business and results of operations and financial condition, see “Information on the Company—Business Overview—Our Operations—Sky”.
(10)	An RGU provided by Empresas Cablevisión, S.A.B. de C.V., or Cablevisión, Cablemás, S.A. de C.V., or Cablemás, Televisión Internacional, S.A. de C.V., or TVI, Grupo Cable TV, S.A. de C.V., or Cablecom, Cablevisión Red, S.A. de C.V., or Telecable and FTTH de México, S.A. de C.V., or FTTH (pay-TV, broadband internet, digital telephony and mobile services). For example, a single subscriber paying for cable television, broadband internet, digital telephony and mobile services represents four RGUs. We believe it is appropriate to use the number of RGUs as a performance measure for Cablevisión, Cablemás, TVI, Cablecom, Telecable and FTTH given that these businesses provide other services in addition to pay-TV. See “Operating and Financial Review and Prospects—Results of Operations—Total Segment Results—Cable” and “Information on the Company—Business Overview—Our Operations—Cable”.

Dividends

Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the Series “A” Shares and Series “B” Shares voting together, generally, but not necessarily, on the recommendation of the board of directors or the Board of Directors, as well as a majority of the Series “A” Shares voting separately. Emilio Azcárraga Jean indirectly controls the voting of the majority of the Series “A” Shares and, as a result of such control, both the amount and the payment of dividends require his affirmative vote. See “Major Stockholders and Related Party Transactions—The Major Stockholders”. On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual ordinary dividend of Ps.0.35 per CPO. On April 29, 2019, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,068.9 million, which represents the payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. To further maximize liquidity and as a precautionary measure, the Company’s Board of Directors did not propose the payment of a 2020 dividend for approval of the Company’s general stockholders’ meeting held on April 28, 2020. On April 28, 2021, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,053.4 million, which represents payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 27, 2022, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,053.4 million, which represents payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted on and approved at the applicable general stockholders’ meetings.

Exchange Rate Information

Since 1991, Mexico has had a free market for foreign exchange and, since 1994, the Mexican government has allowed the Peso to float freely against the U.S. Dollar. There can be no assurance that the government will maintain its current policies with regard to the Peso or that the Peso will not depreciate or appreciate significantly in the future.

In the past, the Mexican economy has had balance of payment deficits and decreases in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, we cannot assure that the Mexican government will not institute restrictive exchange control policies in the future, as has occurred from time to time in the past. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal of indebtedness, as well as to obtain foreign programming and other goods, would be adversely affected. See “—Risk Factors—Risk Factors Related to Mexico—Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Our Company and Others to Convert Pesos into U.S. Dollars or Other Currencies, Which Could Adversely Affect Our Business, Financial Condition or Results of Operations”.

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

Risk Factors Related to the COVID-19 Pandemic

The COVID-19 Pandemic May Have a Material Adverse Effect on Our Business, Financial Position and Results of Operations

For the year ended December 31, 2021, the financial crisis caused by the COVID-19 pandemic still had a negative effect on our business, financial position and results of operations, and it is currently difficult to predict the degree of the impact in the future.

We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand for our products across our segments as our clients and customers reduce or defer their spending.

Most non-essential economic activities are open, with some limitations in place with respect to capacity and hours of operation. Notwithstanding the foregoing, during the year ended December 31, 2021, this has affected, and is still affecting the ability of our employees, suppliers and customers to conduct their functions and businesses in their typical manner.

Since the beginning of the pandemic, we have continued operating our content business, or the Content business (until its combination with Univision on January 31, 2022) and our telecommunications business uninterrupted to continue benefiting the country with connectivity, entertainment and information, and during the year ended December 31, 2021, the production of new content continued in accordance with the requirements and health guidelines imposed by the Mexican Government.  Also, the Content business recovered during the year ended December 31, 2021 as a result of the easing in lockdown restrictions in most jurisdictions in which our customers were located.

In our other businesses segment, which we refer to as the Other Businesses segment, sporting and other entertainment events for which we have broadcast rights, or which we produce, organize, promote and/or are located in venues we own, are operating with some restrictions and taking corresponding sanitary measures, and our casinos are operating with reduced capacity and hours of operation, with some casinos closing and reopening in regions with a high number of COVID-19 cases, as mandated by the authorities.  Local authorities may impose additional rules, including restrictions on capacity and operating hours, which may affect the results of our Other Businesses segment in the following months.

In addition, the authorities may impose restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines, which could be expensive or burdensome to implement, and which may affect our operations.

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

We Cannot Predict What Effects the COVID-19 Relief Plan Announced by the Mexican Federal Government Will Have on Our Results of Operations and the Overall Economy

On March 30, 2020, the Mexican General Health Council declared a public health emergency, and on March 31, 2020, the Mexican Ministry of Health announced extraordinary actions to deal with the health emergency caused by the outbreak of the COVID-19 virus. The announcement by the Mexican Ministry of Health ordered the suspension of all non-essential economic activities from March 30, 2020 through April 30, 2020 and was extended several times since then. Media and telecommunications were not included in the suspension as they were considered essential economic activities. Such suspension has caused negative impacts on the Mexican economy that cannot currently be quantified, and as a result of such suspension, many of our customers’ businesses have been materially and negatively affected and may continue to encounter significant difficulties in terms of maintaining profitability.

On April 6, 2020, Mexico’s Federal Government unveiled a plan to provide relief from the COVID-19 crisis. This plan consists mainly of increases in public investment and social spending, providing loans to small businesses and individuals and adopting additional austerity measures. The abovementioned plan underwent a significant number of changes as the pandemic has progressed, with the most recent change announced in February 2022. The plan now incorporates proposals from the private initiative and support from development banks and other institutions; however, there remains substantial uncertainty as to the mechanics and processes necessary to implement some of the measures provided for in this plan. Furthermore, the plan has not included bailouts, tax cuts or increases in public debt. The success of these strategies is uncertain as well as the effect that the pandemic will have on our customers and on our business, financial position and results of operations over the near, medium or long-term.

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

Mexico Has Experienced Adverse Economic Conditions, Which Could Have a Negative Impact on Our Results of Operations and Financial Condition

Mexico has historically experienced uneven periods of economic growth. Mexican gross domestic product, or GDP, decreased by 0.1% in 2019, decreased by 8.2% in 2020, and increased by 4.8% in 2021. Mexican GDP showed a larger contraction than the Mexican government forecast in 2021 and, according to analysts, Mexican GDP is expected to increase 1.8% in 2022. We cannot assure that these estimates and forecasts will prove to be accurate.

Any future economic downturn, including downturns in the United States, Europe, Asia or anywhere else in the world, could affect our financial condition and results of operations. For example, demand for publications, cable television, direct-to-home, or DTH, satellite services, pay-per-view programming, telecommunications services and other services and products we provide may decrease because consumers may find it difficult to pay for these services and products. Additionally, there can be no assurance that the recent Mexican sovereign debt rating downgrade will not adversely affect our business, financial condition, results of operations or the price of our securities. Finally, the economic recovery is uncertain due to the COVID-19 pandemic.

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

In response to the Russian invasion of Ukraine, many jurisdictions, including the United States, United Kingdom, and European Union, have imposed sanctions, export controls, import bans, and other trade restrictions on Russia. While Mexico has thus far refrained from imposing such trade restrictions against Russia, the conflict in Ukraine and related sanctions against Russia may affect international macroeconomic conditions.

Any of these factors, would negatively affect the market value of our securities and make it more difficult for us to access capital markets and finance our operations in the future, which could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and the market price of our securities.

Economic conditions in Mexico are significantly correlated with economic conditions in the United States as a result of the free trade agreements and increased economic activity between the two countries. Adverse economic conditions in the United States or other related events could have a significant adverse effect on the Mexican economy, which could adversely affect our business, financial condition and results of operations. As a result of talks to renegotiate the North American Free Trade Agreement, or NAFTA, on November 30, 2018 (and as amended on December 10, 2019), the United States, Canada, and Mexico signed the United States-Mexico-Canada Agreement (USMCA), which has been approved by the Mexican Senate, the U.S. Senate, and Canada, and became effective on July 1, 2020. In addition, increased or perceptions of increased economic protectionism in the United States and other countries could potentially lead to lower levels of trade and investment and economic growth, which could have a similarly negative impact on the Mexican economy. These economic and political consequences could adversely affect our business, financial condition and results of operations.

We cannot assure that events in other emerging market countries, in the United States or elsewhere will not materially adversely affect our business, financial condition, results of operations, cash flows, prospects and the market price of our shares. The United Kingdom left the European Union on January 31, 2020 (“Brexit”); the relationship between the UK and the EU is governed by the post-Brexit trade and cooperation agreement, which covers (inter alia) trade, travel and immigration. Post-Brexit, the United Kingdom and Mexico negotiated and signed a trade agreement, the UK-Mexico Trade Continuity Agreement, which came into force on June 1, 2021. While the short-term volatility risk of Brexit has largely subsided, the long-term effects on capital markets, foreign exchange markets and on the overall political and macroeconomic situation globally remain uncertain.

Our profitability is affected by numerous factors including reductions in demand for the services provided in our Cable and Sky divisions, as well as in the rest of our business. The demand for our products and services in Mexico, the U.S. and in the other countries in which we operate may be adversely affected by the tightening of credit markets and economic downturns. We depend on the demand from customers in Mexico, the U.S. and the other countries in which we operate, and reduced consumer spending that falls short of our projections could adversely impact our revenues and profitability.

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

Severe devaluation or depreciation of the Peso may also result in governmental intervention, or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness and adversely affect our ability to obtain imported goods. The Mexican economy has suffered current account balance of payment deficits and shortages in foreign exchange reserves in the past. While the Mexican government does not currently restrict the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico, there can be no assurance that the Mexican government will not institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert Pesos into U.S. Dollars or other currencies for the purpose of making timely payments of interest and principal on indebtedness, as well as to obtain imported goods would be adversely affected. Devaluation or depreciation of the Peso against the U.S. Dollar or other currencies may also adversely affect U.S. Dollar or other currency prices for our debt securities or the cost of imported goods.

The public decisions and announcements of the presidential administration in the United States have had, and may continue to have, an adverse effect on the value of the Peso against other currencies, particularly the U.S. Dollar. The decision by the U.S. Federal Reserve to increase applicable interest rates for bank reserves could also affect the exchange rate of the Peso relative to the U.S. Dollar. The economic instability caused by the COVID-19 pandemic has resulted in a high volatility of the foreign exchange rate. See “—Risk Factors Related to the COVID-19 Pandemic—The COVID-19 Pandemic May Have a Material Adverse Effect on Our Business, Financial Position and Results of Operations.”

An Increase in Interest Rates in the United States Could Adversely Impact the Mexican Economy and May Have a Negative Effect on Our Financial Condition or Performance

A decision by the U.S. Federal Reserve to increase applicable interest rates for banks’ reserves may lead to a general increase in interest rates in the United States. For instance, in March 2022, the U.S. Federal Reserve raised its benchmark federal funds rate by 0.25% to a range between 0.25% and 0.50%, the first increase since December 2018. It is anticipated that the U.S. Federal Reserve will continue to raise the federal funds rate in the coming months. This, in turn, may redirect the flow of capital from emerging markets into the United States because investors may be able to obtain greater risk-adjusted returns in larger or more developed economies than in Mexico. Thus, companies in emerging market economies such as Mexico could find it more difficult and expensive to borrow capital and refinance existing debt. This may negatively affect our potential for economic growth and our ability to refinance our existing debt and could materially adversely affect our business, financial condition, results of operations, cash flows, prospects and the market price of our shares.

Renegotiation of the Trade Agreements or Other Changes in Foreign Policy by the Presidential Administration in the United States Could Adversely Affect Imports and Exports Between Mexico and the United States and Other Economic and Geopolitical Effects may Adversely Affect Us

During the last few years there has been uncertainty regarding U.S. policies related to trade, tariffs, immigration and foreign affairs, including with respect to Mexico. The current U.S. administration could cause a number of changes in the relationship between Mexico and the United States.

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

Given that the Mexican economy is heavily influenced by the economy of the United States, the implementation of the USMCA and/or other government policies in the United States that the Federal administration may adopt could adversely affect economic conditions in Mexico. On September 30, 2018, Mexico, Canada and the United States reached an agreement on the terms and conditions of the USMCA, replacing NAFTA. On June 19, 2019, Mexico became the first country to ratify the USMCA, followed by the United States on January 16, 2020 and Canada on March 13, 2020. The USMCA entered into force on July 1, 2020. The USMCA includes a 16-year sunset clause, under which the terms of the agreement expire, or are suspended, after 16 years and is subject to review every six years, at which time the United States, Mexico and Canada may decide whether to extend the USMCA. The implementation of the new terms of the USMCA could have an adverse effect on the Mexican economy, including the level of imports and exports, which could in turn adversely affect our business, financial condition and results of operations. Other economic and geopolitical effects, including those related to United States policy on trade, tariffs and immigration, may also adversely affect us.

High Inflation Rates in Mexico May Decrease Demand for Our Services While Increasing Our Costs

In the past, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 2.8% in 2019, 3.2% in 2020, 7.4% in 2021 and is projected to be 5.8% in 2022. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States. High inflation rates can adversely affect our business, financial condition and results of operations.

High Interest Rates in Mexico Could Increase Our Financing Costs

During the past year, Mexican interest rates decreased in line with global market movements. The interest rates on 28-day Mexican government treasury securities averaged 7.9%, 5.3%, and 4.6% for 2019, 2020 and 2021, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

Political Events in Mexico Could Affect Mexican Economic Policy and Our Business, Financial Condition and Results of Operations

The last Mexican presidential and congressional elections took place in July 2018. Andrés Manuel López Obrador, presidential candidate for the National Regeneration Movement Party (Movimiento de Regeneración Nacional) (“Morena”), was elected President of Mexico and took office on December 1, 2018. Additionally, Mexican congressional elections took place on June 6, 2021. In these elections,  the coalition led by Morena, “Together we will make history” (Juntos Hacemos Historia), together with the Labor Party (Partido del Trabajo) and the PVEM (Partido Verde Ecologísta de México), maintained their current absolute majority (mayoría absoluta); however, they lost the qualified majority (mayoría calificada) that requires two thirds of the members of the Congress.

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

The amendment approved in April 2021 brings, as a consequence, changes to the social security, tax and labor laws. The objective of such amendment is to avoid subcontracting schemes.

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

Income tax reduction: Mexican individuals and entities, and residents abroad with permanent establishment in Mexico that receive income exclusively in the Northern Border Region of Mexico from their business activities will be able to apply a tax credit equal to one-third of the income tax corresponding to that income. In order to apply this tax incentive, a notice to the Registry of Beneficiaries must be submitted. Once the authorization is obtained, several rules shall be taken into consideration in order to retain the tax incentive.

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

In December 2021, the Mexican Federal Congress approved minor amendments to the Income Tax Law, Value Added Tax Law, Special Tax on Production and Services Law, and Federal Tax Code as part of the Economic Plan for 2022. These amendments do not include the addition of new taxes or increases to the existing ones. As of the Income Tax Law, a new simplified regime applicable for individuals and for companies were added. In the Value Added Tax Law, a few modifications were included such as the concept of non-subject activities. The most relevant modifications to the Federal Tax Code are: (i) events where the Certificate of Digital Signature, which is used to issue invoices, can be canceled or restricted to the taxpayer were included; (ii) the definition of resident for tax purposes was modified; (iii) new information to be included in the invoices issued by the taxpayers and a restriction for canceling invoices only in certain period was included; (iv) new requirements must be met to perform a split or a merger of companies, taxpayers must have a business reason to perform the relevant split or a merger, including the obligation to identify and inform the relevant operations performed five years before and after the merger or the split, and the financial statements used to perform a split or a merger must be audited by a certified accountant; and (v) several regulations regarding the identification of the beneficial ownership on each entity, including companies, associations, trusts, funds or any other legal figure, were included in order to guarantee compliance with the minimum international standards of transparency, as well as the obligation to maintain as part of the accounting books, information such as name, address, and tax residence about all the natural persons who directly or indirectly own the benefits or control the entity, which shall remain updated.

On June 3, 2021, a decree issuing the Transparency, Prevention and Fight of Improper Practices in Mexico of Advertising Contracting Act (the “Agencies Law”) was published in the Official Gazette of the Federation and became effective on September 1, 2021. The purpose of the Agencies Law is to promote transparency in the advertising industry, as well as to prevent and oppose commercial practices that result in an improper advantage in favor of certain persons to the detriment of advertisers and consumers. This law imposes various obligations and restrictions on media agencies, advertisers and all other forms of media, and modifies the ways in which such parties interact with regard to the sale, engagement and management of advertising. The Company has been analyzing the implications of the Agencies Law since its enactment. The Agencies Law has affected and may continue to affect the way the Company sells advertising in all of its businesses, as well as the way in which it engages the advertising of its products and services.

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

The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments

Any regulations related to the LFTR that could be issued by the President of Mexico and IFT, as applicable, or amendments to the LFTR and certain actions recently taken by IFT, or to be taken by IFT from time to time, affect or could significantly and adversely affect the business, results of operations and financial condition of certain of our subsidiaries that hold concessions and/or provide services in the areas of broadcasting, cable and telecommunications.

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

On March 6, 2014, IFT issued a decision (the “Preponderance Decision”) whereby it determined that we, together with other entities with concessions to provide broadcast television, including some of our subsidiaries, are preponderant economic agents in the broadcasting sector in Mexico (together, the “Preponderant Economic Agent”).  As part of the TelevisaUnivision Transaction, Televisa, S. de R.L. de C.V. (“TVSA”), an entity formerly owned by the Company and now the operator of TelevisaUnivision’s Content business in Mexico, executed third party programming agreements with the Company’s entities that hold the broadcasting concessions. As a result of the TelevisaUnivision Transaction, TVSA is also part of the Preponderant Economic Agent.

The Preponderance Decision imposes on the Preponderant Economic Agent various measures, terms, conditions and restrictive obligations, including the following:

●	Infrastructure sharing — The Preponderant Economic Agent must make its passive broadcasting infrastructure available to third-party concessionaires of broadcast television for commercial purposes in a non-discriminatory and non-exclusive manner, with the exception of broadcasters that, at the time the measures enter into force, have 12 MHz or more of radio-electric spectrum in the geographic area concerned. Such passive broadcasting infrastructure includes, among others, non-electronic elements at transmitting locations, rights of way, ducts, masts, trenches, towers, poles, security, sites, land, energy sources and air conditioning system elements. This action may result in the Preponderant Economic Agent being bound to incur substantial additional costs and obligations in complying with this requirement, as well as affecting the results of operations. Furthermore, this measure will facilitate the entry and expansion of new competitors in the broadcasting industry without such competitors having to incur costs or investment expenses that new businesses in this industry otherwise would have made and which we incurred in the past and will continue incurring in the future in order to remain competitive. A first infrastructure offer with the terms and conditions to make our passive broadcasting infrastructure available to third-party concessionaires was published on our website on December 19, 2014 and was valid until December 31, 2016. This was succeeded by a second infrastructure offer, which we published on our website on November 30, 2016 and which was effective as of January 1, 2017. This was succeeded by a third infrastructure offer, which we published on our website on November 30, 2017 and was valid from January 1, 2018 until December 31, 2019, which was declared unconstitutional by the Supreme Court on November 26, 2019. This was succeeded by a fourth infrastructure offer, which we published on our website on November 30, 2019, to be effective from January 1, 2020 through December 31, 2021. This was succeeded by a fifth infrastructure offer, which we published on our website on November 30, 2021, to be effective from January 1, 2022 through December 31, 2023. The price to be paid by the concessionaires for the use of our infrastructure on the fifth infrastructure offer is subject to negotiation. As of the date of this report, we have not received any request from third-party concessionaries regarding such infrastructure offer; however, we are unable to predict the impact of the use of the fourth infrastructure offer on our businesses, results of operations and financial conditions of certain of our subsidiaries that hold concessions and/or provide services in the areas of broadcasting and telecommunications.
●	Advertising sales — According to the Preponderance Decision, the Preponderant Economic Agent must deliver to IFT the terms and conditions of its broadcast advertising services and fee structures, including commercials, packages, discount plans and any other commercial offerings and publish them on its webpage. The Preponderant Economic Agent also must make publicly available on its website its forms of contracts and terms of sale for each service. Based on this decision, the Preponderant Economic Agent is expressly prohibited from refusing to sell advertising and/or discriminating with respect to the advertising spaces being offered. If IFT considers that the Preponderant Economic Agent has failed to comply with the foregoing, IFT may order the Preponderant Economic Agent to make its advertising spaces available, which, in turn, could affect the ability of the Preponderant Economic Agent to carry out its advertising sales plans in an efficient and competitive manner, affecting its operating results. This provision may also affect the ability of the Preponderant Economic Agent to offer competitive rates to its customers.

●	Prohibition on acquiring certain exclusive content — The Preponderant Economic Agent may not acquire transmission rights, on an exclusive basis, for any location within Mexico with respect to certain relevant content, determined by IFT in the “Ruling whereby IFT identifies the relevant audiovisual contents in terms and for the purposes of the fourth measure and the second transitory article of the fourth attachment of the Telecommunication Preponderance Decision and the Broadcasting Preponderance Decision”, or the Relevant Content Ruling, which list may be updated every two years by IFT. Relevant content is defined as programs with a high expected level of regional or national audience and with unique characteristics that in the past have generated high levels of national or regional audiences. The Relevant Content Ruling identified certain programs that would be considered relevant content, namely, Mexican national soccer team games, the opening and closing ceremonies of the Olympic Games, the opening and closing ceremonies and semifinals and finals of the FIFA World Cup, and the finals of the Mexican Soccer League. Also on November 14, 2018, IFT updated the list, eliminating the opening and closing ceremonies of the Olympic Games and adding 16 matches of the FIFA World Cup, semifinals of the Mexican Soccer League and the Super Bowl. This Ruling applies to broadcasting Preponderant Economic Agents and may limit the ability of Preponderant Economic Agents to negotiate and have access to this content and could affect their ability to acquire content in the medium and long term, which could significantly and adversely affect their revenues and results of operations from the sale of advertising, as well as the quality of the programming offered for their audiences.
●	Over-the-air channels — When the Preponderant Economic Agent offers any of its over-the-air channels, or channels that have at least 50% of the programming that is broadcast daily between 6:00 a.m. and midnight on such channels, to its affiliates, subsidiaries, related parties or third parties, for distribution through a different technological platform than over-the-air broadcast television, the Preponderant Economic Agent must offer these channels to any other person that asks for distribution over the same platform as the Preponderant Economic Agent has offered, on the same terms and conditions. Also, if the Preponderant Economic Agent offers a package of two or more of these channels, it must also offer them in an unpackaged form upon request.
●	Prohibition on participating in “buyers’ clubs” or syndicates to acquire audiovisual content, without IFT’s prior approval — The Preponderant Economic Agent may not enter into or remain a member of any “buyers’ club” or syndicates of audiovisual content unless it has received the prior approval of IFT. A “buyers’ club” is defined as any arrangement between two or more economic agents to jointly acquire broadcast rights to audiovisual content in order to obtain better contractual terms. This may result in the Preponderant Economic Agent not having exclusive access to certain audiovisual content and consequently its audiences may move to other broadcast television transmissions or other technological platforms that transmit such content. It may also result in its acquisition costs significantly increasing, which can affect business strategy, financial condition and results of operations.

On February 27, 2017, as part of the biannual review of the broadcasting sector preponderance rules, IFT amended various measures, terms, conditions and restrictive obligations (the “New Preponderance Measures”) as follows:

●	Infrastructure sharing — In addition to the previously imposed obligations regarding the sharing of passive infrastructure, the New Preponderance Measures have (i) included the service of signal emissions in the event that no passive infrastructure exists on the relevant requested site, which was declared unconstitutional by the Supreme Court on November 26, 2019; (ii) strengthened the supervision of services provided by the Preponderant Economic Agent and tariff arrangements made with its clients; (iii) included certain rules relating to publicity of its tariffs; and (iv) included a new electronic management system. Under the New Preponderance Measures, the IFT determined specific tariffs for our third and fourth infrastructure offers.
●	Prohibition on acquiring certain exclusive content — This measure has been modified by enabling the Preponderant Economic Agent to acquire relevant content under certain circumstances as long as it obtains the sublicense of such transmission rights to the other broadcasters of over-the-air television in Mexico on non-discriminatory terms.
●	Advertising sales — IFT modified this measure by including specific requirements to the Preponderant Economic Agent in its provision of over the air advertising services, particularly to telecommunications companies, which include (i) publishing and delivering to IFT specific information regarding tariffs, discount plans, contracting and sales terms and conditions, contract forms and other relevant practices; and (ii) prohibiting discrimination, refusals to deal, conditioned sales and other conditions that inhibit competition. The Preponderant Economic Agent also has to provide very detailed information to IFT on a recurrent basis of over the air advertising services related to telecommunications companies.

●	Accounting separation — We, as the Preponderant Economic Agent, are required to implement an accounting separation methodology following the criteria defined by IFT for those purposes, which criteria were published in the Diario Oficial de la Federación, or the Official Gazette of the Federation, on December 29, 2017. Such criteria were amended by a first amendment published on October 29, 2018, where IFT simplified some reporting obligations for accounting separation for entities that are part of the Preponderant Economic Agent, other than our subsidiaries. Furthermore, a second amendment was published on December 19, 2019, where IFT deferred the deadline for the filing of the accounting separation exercises for the fiscal years 2017 and 2018 to July 31, 2019, which we filed timely. We timely filed the accounting separation methodology for fiscal years 2019 and 2020, and have begun the process of the accounting separation methodology for fiscal year 2021, which will be filed with IFT later in 2022.

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

The resolutions issued by IFT under the Telecom Reform significantly and adversely affect certain areas related to some of our activities, including cable and telecommunications, as well as our ability to introduce new products, infrastructure and services, to enter into new businesses or complementary businesses, to consummate acquisitions or joint ventures, and to determine the rates we charge for our products, services and use of our infrastructure.

See “Information on the Company—Business Overview—Regulation—Telecom Reform and Broadcasting Regulations”.

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

We hold a number of concessions from IFT (previously from SCT) to broadcast programming over television stations, and to provide telecommunication services. In November 2018, all of our digital broadcast television concessions were renewed and, as a consequence, IFT delivered to the Company concessions (i) for the use of spectrum until 2042 and (ii) that grant the authorization to provide digital broadcasting television services until 2052. See “—Risk Factors Related to Mexico—Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”. The expiration dates of our cable concessions range from 2026 to 2056 and our DTH concessions expire between 2022 and 2056. Cablevisión obtained a telecommunications concession that expires in 2029, which changed to an integrated sole concession in 2019, but keeping its original term. Before the Telecom Reform in 2013, the SCT typically renewed the concessions of those concessionaires that complied with the applicable renewal procedures under Mexican law and with their obligations under the concession. In July 2014, the Mexican Federal Congress enacted the LFTR, which provides that integrated sole concessions will be renewed for terms equal to the maximum terms for which they could be granted, namely, up to 30 years, except for spectrum which will be renewed for terms of 20 years, and in case of concessions for the use of radio-spectrum, the maximum term for renewal is 20 years.

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

We Face Competition in Each of Our Markets That We Expect Will Intensify

We face competition in all of our businesses. The entities in which we have strategic investments and the joint ventures in which we participate, including TelevisaUnivision, also face competition. We expect that competition in our different businesses will intensify.

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

In addition, the industries in which we operate are changing rapidly because of new participants and evolving distribution technologies, including the internet.

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

Our pay-TV companies face competition from IPTV, AVOD or OTT providers such as Netflix, Disney+, Claro Video, Prime Video (Amazon), Star+, HBO Max, among others, as well as from other pay-TV operators such as Dish Mexico, Total Play, Megacable and other cable television companies. Additionally, our cable television companies face competition from Sky.

We also face competition in our publishing business, where each of our magazine publications compete for readership, digital audience and advertising revenues with other magazines of a general character and with other forms of print and non-print media.

Our principal competitors in the gaming industry are Codere S.A., or Codere, Grupo Caliente S.A. de C.V., or Grupo Caliente, Grupo Cirsa, S.A. de C.V., or Grupo Cirsa, Atracciones y Emociones Vallarta, S.A. de C.V., or Grupo Logrand and Palacio de los Números, S.A. de C.V., or Palacio de los Números.

Our future success will be affected by changes in the industries where we participate, which we cannot predict, and consolidation in such industries could further intensify competitive pressures. We expect to face competition from an increasing number of sources in Mexico, including emerging technologies that provide new services to pay-TV customers and new entrants in the public and pay-TV industries, which will require us to make significant capital expenditures in new technologies and will result in higher costs in the acquisition of content or may impair our ability to renew rights to special events, including sporting and entertainment events. Our business may require substantial capital to pursue additional acquisitions and capital expenditures, which may result in additional incurrence of leverage, issuance of additional capital or a combination thereof.

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

Any Incidents Affecting Our Network and Information Systems or Other Technologies Could Have an Adverse Impact on Our Business, Reputation and Results of Operations

Our business operations rely heavily on network and information systems and other technology systems, including cloud computing. Incidents affecting these systems, including cyber-attacks, viruses, other destructive or disruptive software or activities, process breakdowns, outages, or accidental release of information could result in a disruption of our operations, improper disclosure of personal data of clients, subscribers, or employees, or other privileged or confidential information, or unauthorized access to our digital content or any other type of intellectual property. It is common for a company such as ours to be subjected to continuous attempted cyber-attacks or other malicious efforts to cause a cybersecurity incident. Any such incident could damage our reputation and may require us to expend substantial resources on litigation, regulatory investigation, and remediation costs, and could therefore have a material adverse effect on our business and results of operations. We continue to work closely with our outside advisors to prevent cybersecurity incidents, and to invest in maintaining and improving cybersecurity resilience. The Company’s cybersecurity risks and mitigation actions are monitored by our Audit Committee and reported to our Board of Directors. Nevertheless, because of the nature of the threats and of the cloud computing environment, there can be no assurance that our preventative efforts can fully prevent or mitigate all such incidents or be successful in avoiding harm to our business in the future.

Following the Consummation of the TelevisaUnivision Transaction, Our Continuing Operations Are Less Diversified, Primarily Focused On Our Cable, Sky and Other Businesses Segments, and Rely Significantly On Contractual Arrangements With TelevisaUnivision to Provide Content For Our Operations

Following the completion of the TelevisaUnivision Transaction, revenue from our continuing operations is less diversified.  Due to the combination of our Content business with TelevisaUnivision, our results of operations are more reliant on our Cable, Sky and Other Businesses segments, which increases our exposure to the risks of such businesses.

In addition, as a result of the TelevisaUnivision Transaction, our remaining businesses will have significant contractual arrangements with TelevisaUnivision to provide content for our Sky and Cable platforms. As we no longer control the content assets on which our business relies, TelevisaUnivision could pursue a content development, production and distribution strategy that is different from the strategy we would have pursued before the transaction. TelevisaUnivision also could breach its contractual arrangements with us and/or otherwise take actions that are detrimental to our interests. In addition, if there is any dispute relating to our contractual arrangements with TelevisaUnivision, we may have to enforce our rights through litigation or other legal proceedings, which would be subject to uncertainties inherent in the legal system and may be expensive or protracted, even if we are ultimately successful and there can be no assurance we would be successful. As the composition of our business is different following the completion of the TelevisaUnivision Transaction, our success going forward may also depend on our ability to manage risks that may be different from those we faced prior to the TelevisaUnivision Transaction.  Any of the foregoing factors, among others, may have a material adverse effect on our business, financial condition and results of operations, as well as the market price of our CPOs and/or GDSs.

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

Changes in U.S. Tax Law Might Adversely Affect the Results of Operations of Our U.S. Subsidiaries, Affiliates and Joint Venture Entities

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

Risk Factors Related to Univision

The Results of Operations of TelevisaUnivision May Affect Our Financial Performance and the Value of Our Investment in that Company; Key Members of Our Management Team Also Participate in the Management of the Mexican Content Business of TelevisaUnivision

We have a substantial investment in TelevisaUnivision, the parent company of Univision Holdings, Inc. (formerly known as Broadcasting Media Partners, Inc., or BMP) (“UHI”) and Univision Communications Inc. (“UCI” and jointly with TelevisaUnivision and UHI, “Univision”). As we previously announced, on January 31, 2022, we consummated a transaction (the “TelevisaUnivision Transaction”) with UHI and, for the limited purposes set forth in the transaction agreement (the “2021 Transaction Agreement”), affiliates of Searchlight Capital Partners, LP (“Searchlight”), ForgeLight LLC (“ForgeLight”) and Liberty Global plc, through its venture investment vehicle (“Liberty Global”), pursuant to which, among other things, we contributed our Content business (other than the main real estate associated with the production facilities and Mexican over-the air broadcast concessions and transmission infrastructure, as well as certain assets relating to our former news business which was transferred at closing to an entity controlled by Emilio Fernando Azcárraga Jean (the “News Company”)) to UHI. After the closing of the TelevisaUnivision Transaction, news programs are owned by the News Company and licensed to TelevisaUnivision. In consideration for the contribution of our Content business, we received approximately U.S. $4.5 billion in a combination of cash (U.S. $3.0 billion) and U.S. $1.5 billion of common and preferred shares of TelevisaUnivision, excluding closing consideration adjustments. In addition, the Company and Univision have entered into commercial arrangements pursuant to which the Company will receive additional consideration valued at approximately U.S. $300 million in the aggregate. The TelevisaUnivision Transaction was partially financed by UHI through a new Series C preferred equity investment in TelevisaUnivision of U.S. $1.0 billion in the aggregate led by the SoftBank Latin American Fund, along with ForgeLight, with participation from Google and The Raine Group, as well as debt financing.  As a result of the TelevisaUnivision Transaction, we own an approximately 45% equity interest on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) in TelevisaUnivision. However, we do not control TelevisaUnivision. As a result, we do not consolidate TelevisaUnivision’s results and we no longer consolidate the results of the content business segment included in the TelevisaUnivision Transaction. Our investment in TelevisaUnivision is currently held in the form of shares of common stock and convertible preferred stock. The value of the common stock and preferred stock of TelevisaUnivision, neither of which are publicly traded, will fluctuate and could materially increase or decrease in value.

The value of those shares of TelevisaUnivision common stock and convertible preferred stock, and thus the value of our investment in TelevisaUnivision and our reported results of operations, will be affected by the results of operations of TelevisaUnivision and its subsidiaries. The business, financial condition and results of operations of TelevisaUnivision and its subsidiaries could be materially and adversely affected by risks including, but not limited to: (i) TelevisaUnivision’s inability or failure to service its debt; (ii) cancellation, reductions or postponements of advertising; (iii) adverse global economic conditions; (iv) an increase in the preference among Hispanics for English-language programming on platforms other than those of TelevisaUnivision; (v) an increase in the cost of, and/or decrease in the supply, quality of and/or demand for, TelevisaUnivision’s content; (vi) changes in the rules and regulations of the Federal Communications Commission, or the FCC, as well as other federal, state and local regulations, including those applicable in Mexico; (vii) competitive pressures from other broadcasters, content distributors and other entertainment and news media; (viii) TelevisaUnivision’s failure to retain the rights to popular programming, including sports programming; (ix) TelevisaUnivision’s failure to renew existing carriage agreements or reach new carriage agreements with MVPDs; (x) possible strikes or other union job actions; (xi) the impact of new technologies as well as TelevisaUnivision’s ability to successfully launch its streaming operations; and (xii) failure to develop, produce or acquire content for, attract customers for and/or profitably commercialize a Spanish-language streaming platform.

The COVID-19 pandemic has had, and may continue to have, an adverse impact on TelevisaUnivision, due to, among other things, the negative impact on advertising trends and advertising revenue, suspension of sporting events and curtailment or suspension of other programming production to which TelevisaUnivision has broadcast rights, reductions or delays in the production of programming by TelevisaUnvision’s partners and general COVID-19 related disruptions to business and operations. Due to the evolving and uncertain nature of developments related to the COVID-19 pandemic, we cannot estimate the impact on TelevisaUnivision’s businesses, financial condition or near or longer-term financial or operational results with certainty.

In addition, TelevisaUnivision has recently started the integration of our former Content business with its operations. If the integration process takes longer than expected or is more costly than expected, TelevisaUnivision’s existing business and operational relationships with customers, employees and other counterparties are not maintained, unforeseen expenses or liabilities arise, or the integration otherwise is not successful, the anticipated benefits of the TelevisaUnivision Transaction may not be realized fully or at all, or may take longer to realize than expected, and the value of our investment in TelevisaUnivision may decline.

There can be no assurance that the results of operations of TelevisaUnivision and its respective subsidiaries will be sufficient to maintain or increase the value of our investment, or that such results will not materially and adversely affect our business, financial condition and results of operations. In addition, no public market exists for TelevisaUnivision’s shares, and such shares are subject to transfer restrictions, so there can be no assurance that we will be able to realize value from our investment in TelevisaUnivision at a time when it may be beneficial for us to do so, or at all. For a discussion of our investment in TelevisaUnivision, see “Information on the Company—Business Overview—Univision”.

In addition, as part of the combination of our former Content business with TelevisaUnivision’s other operations, Messrs. Bernardo Gómez Martínez and Alfonso de Angoitia Noriega became part of the management team of the Mexican Content business of TelevisaUnivision. These individuals also continue to serve in their current roles at the Company. Additionally, our directors and officers may have interests that are different from those of our shareholders and actual or apparent conflicts of interest may arise with respect to matters involving or affecting us and TelevisaUnivision.

The Performance of TelevisaUnivision May Affect the Market Price of Our Shares and of Our CPOs or GDSs, the Underlying Asset of Which Are Our Shares

Following the completion of the TelevisaUnivision Transaction, we own an approximately 45% equity interest on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) in TelevisaUnivision. Such interest forms an important part of our assets and an important part of our share of income of associates and joint ventures. As a result of the foregoing, the performance of TelevisaUnivision may have an effect on the market price of our shares or of the CPOs or GDSs, the underlying asset of which are the shares of Grupo Televisa. In addition, changes in market conditions of U.S. media companies could impact the valuation of TelevisaUnivision and may affect the market price of our shares.

Although We Have a Large Equity Interest in TelevisaUnivision, We Do Not Control TelevisaUnivision and Its Interests May Differ From Those of Grupo Televisa or Other Investors in TelevisaUnivision and Grupo Televisa’s Interests May Differ From Those of Other Investors in TelevisaUnivision

Following the TelevisaUnivision Transaction, we continue to be the largest shareholder of TelevisaUnivision. In addition, we are entitled to appoint five directors to the Board of Directors of TelevisaUnivision, including the chairperson. However, such equity interest and our governance rights do not grant us control over TelevisaUnivision, and TelevisaUnivision will be deemed an “associate” (asociada) of ours under applicable accounting regulations. As a result of the foregoing, if the interests of the rest of the investors of TelevisaUnivision differ from our interests, TelevisaUnivision may conduct its businesses differently than the way that is in the best interests of us and our shareholders, and such change may have an adverse effect on our financial position and results of operations and the expected benefits of the TelevisaUnivision Transaction.

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

Non-Mexican Holders of Our Securities Have Limited Voting Rights

In accordance with the bylaws and trust governing the CPOs of the Company, non-Mexican holders of CPOs or GDSs are not entitled to vote the Series “A” Shares, Series “B” Shares and Series “D” Shares underlying their securities. The Series “L” Shares underlying CPOs or GDSs, the only series of our Shares that can be voted by non-Mexican holders of CPOs or GDSs, have limited voting rights. These limited voting rights include the right to elect two directors and limited rights to vote on extraordinary corporate actions, including the delisting of the Series “L” Shares and other actions which are adverse to the holders of the Series “L” Shares. For a brief description of the circumstances under which holders of Series “L” Shares are entitled to vote, see “Additional Information—Bylaws—Voting Rights and Stockholders’ Meetings”.

Our Antitakeover Protections May Deter Potential Acquirers and May Depress Our Stock Price

Certain provisions of our bylaws could make it substantially more difficult for a third party to acquire control of us. These provisions in our bylaws may discourage certain types of transactions involving the acquisition of our securities. These provisions may also limit our stockholders’ ability to approve transactions that may be in their best interests and discourage transactions in which our stockholders might otherwise receive a premium for their Shares over the then current market price and could possibly adversely affect the trading volume in our equity securities. As a result, these provisions may adversely affect the market price of our securities. Holders of our securities who acquire Shares in violation of these provisions will not be able to vote, or receive dividends, distributions or other rights in respect of these securities and would be obligated to pay us a penalty. For a description of these provisions, see “Additional Information—Bylaws—Antitakeover Protections”.

GDS Holders May Face Disadvantages When Attempting to Exercise Voting Rights as Compared to Other Holders of Our Securities

In situations where we request that The Bank of New York Mellon, the depositary for the securities underlying the GDSs, ask GDS holders for voting instructions, the holders may instruct the depositary to exercise their voting rights, if any, pertaining to the deposited securities. The depositary will attempt, to the extent practical, to arrange to deliver voting materials to these holders. We cannot assure holders of GDSs that they will receive the voting materials in time to ensure that they can instruct the depositary how to vote the deposited securities underlying their GDSs, or that the depositary will be able to forward those instructions and the appropriate proxy request to the CPO Trustee in a timely manner. For stockholders’ meetings, if the depositary does not receive voting instructions from holders of GDSs or does not forward such instructions and appropriate proxy request in a timely manner, if requested in writing from us, it will provide a proxy to a representative designated by us to exercise these voting rights. If no such written request is made by us, the depositary will not represent or vote, attempt to represent or vote any right that attaches to, or instruct the CPO Trustee to represent or vote, the shares underlying the CPOs in the relevant meeting and, as a result, the underlying shares will be voted in the manner described under “Additional Information—Bylaws—Voting Rights and Stockholders’ Meetings—Holders of CPOs”. For CPO Holders’ meetings, if the depositary does not timely receive instructions from a Mexican or non-Mexican holder of GDSs as to the exercise of voting rights relating to the underlying CPOs in the relevant CPO holders’ meeting, the depositary and the custodian will take such actions as are necessary to cause such CPOs to be counted for purposes of satisfying applicable quorum requirements and, unless we in our sole discretion have given prior written notice to the depositary and the custodian to the contrary, vote them in the same manner as the majority of the CPOs are voted at the relevant CPOs holders’ meeting.

This means that holders of GDSs may not be able to exercise their right to vote and there may be nothing they can do if the deposited securities underlying their GDSs are not voted as they request.

The Interests of Our GDS Holders Will Be Diluted if We Issue New Shares and These Holders Are Unable to Exercise Preemptive Rights for Cash

Under Mexican law and our bylaws, our stockholders have preemptive rights with respect to capital increases. This means that in the event that we issue new Shares for cash, our stockholders will have a right to subscribe and pay the number of Shares of the same series necessary to maintain their existing ownership percentage in that series. U.S. holders of our GDSs cannot exercise their preemptive rights unless we register any newly issued Shares under the U.S. Securities Act of 1933, as amended, or the Securities Act, or qualify for an exemption from registration. If U.S. holders of GDSs cannot exercise their preemptive rights, the interests of these holders will be diluted in the event that we issue new Shares for cash. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering any additional Shares. We cannot assure that we will register under the Securities Act any new Shares that we issue for cash. In addition, although the Deposit Agreement provides that the depositary may, after consultation with us, sell preemptive rights in Mexico or elsewhere outside the U.S. and distribute the proceeds to holders of GDSs, under current Mexican law these sales are not possible. See “Directors, Senior Management and Employees-Stock Purchase Plan and Long—Term Retention Plan” and “Additional Information—Bylaws—Preemptive Rights”.

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

Item 4.Information on the Company

History and Development of the Company

Grupo Televisa, S.A.B. was originally incorporated as a sociedad anónima, or limited liability corporation under the laws of Mexico in accordance with the Ley General de Sociedades Mercantiles, or Mexican Companies Law, and later adopted the form of sociedad anónima bursátil, or limited liability stock corporation in accordance with the Ley del Mercado de Valores, or the Mexican Securities Market Law. It was incorporated under Public Deed Number 30,200, dated December 19, 1990, granted before Notary Public Number 73 of Mexico City, and registered with the Public Registry of Commerce in Mexico City on Commercial Page (folio mercantil) Number 142,164. Pursuant to the terms of our estatutos sociales, or bylaws, our corporate existence continues through 2106. Our principal executive offices are located in Mexico City at Avenida Vasco de Quiroga, No. 2000, Colonia Santa Fe, 01210 Ciudad de México, México. Our telephone number at that address is (52) (55) 5261-2000.

Capital Expenditures

The table below sets forth our expected capital expenditures for the year ended December 31, 2022 and our actual capital expenditures, investments in joint ventures and associates, and acquisitions for the years ended December 31, 2021, 2020 and 2019.

	Year Ended December 31,(1)(2)
	2022		2021		2020		2019
	(Expected)		(Actual)		(Actual)		(Actual)

	(Millions of U.S. Dollars)
Capital expenditures	U.S.$	867.0	U.S.$	1,149.1	U.S.$	939.4	U.S.$	992.2
GTAC(3)		8.9		6.4		6.3		8.8
Other acquisitions and investments		—		53.3		27.8		—
Total capital expenditures and investments	U.S.$	875.9	U.S.$	1,208.8	U.S.$	973.5	U.S.$	1,001.0
(1)	Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2021, 2020 and 2019 were paid for in Pesos. These Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made. See “Key Information - Selected Financial Data”.
(2)	See “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity.”
(3)	See “—Business Overview—Our Operations—Cable”, and “—Business Overview—Investments” for a discussion of GTAC, Cablecom, Telecable and TVI.

In 2021, 2020 and 2019, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2022 and potential capital expenditures, investments and/or acquisitions going forward, which could be substantial in size, through a combination of cash from operations, cash on hand, equity securities, and/or the incurrence of debt, or a combination thereof.

For a more detailed description of our capital expenditures, investments and acquisitions in prior years, see “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Liquidity” and “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

Business Overview

The Company is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading DTH satellite pay television system in Mexico. The Company’s cable business offers integrated services, including video, high-speed data, voice and mobile to residential and commercial customers as well as managed services to domestic and international carriers.

The Company owns a majority interest in Sky, a leading DTH satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America.

In addition, the Company is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-language content through several broadcast channels in Mexico, the US and over 60 countries through television networks, cable and pay-TV operators and over-the-top or “OTT” streaming services.

The Company holds a number of concessions granted by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, and its cable and DTH systems.

The Company also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

Business Strategy

We operate a Cable business and Sky, a DTH platform. We intend to continue strengthening our position in these businesses and growing by continuing to make additional investments, which could be substantial in size, while maintaining profitability and financial discipline.

We are the largest shareholder of TelevisaUnivision, a leading media company producing, creating and distributing Spanish speaking content through several broadcast channels in Mexico, the United States and over 60 countries through TV networks, cable operators and over-the-top services. We intend to continue exploring potential ventures and business opportunities with TelevisaUnivision.

In addition, we intend to continue to analyze opportunities to expand our business by developing new business initiatives and/or through business acquisitions and investments. We also continue to evaluate strategic alternatives for our portfolio of non-core assets.

Continue Building Our Cable and DTH Platforms

Cable. We are a shareholder of several Mexican cable companies. For example:

●	we own a 51% controlling stake in Cablevisión, which operates in Mexico City and its metropolitan area, where it offers cable television, high speed internet and IP telephony services;
●	we own TVI, which offers cable television, data and voice services in the metropolitan area of Monterrey and other areas of northern Mexico; it also offers specific data and voice services in the metropolitan area of Mexico City;
●	we own Cablemás, which operates in approximately 105 cities in Mexico where it offers cable television, high speed internet and telephony services;
●	we own Cablecom, which offers cable television, high speed internet, telephony, value added services and virtual networks to corporate customers located in 15 states of Mexico;
●	we own Telecable, a cable company that provides video, data and telephony (including mobile telephony services as a mobile virtual network operator) services in Mexico, primarily in the states of Guanajuato, Jalisco, Aguascalientes, Querétaro, Tamaulipas, Colima and Chiapas, among others; and
●	since December 17, 2018, we own the residential fiber-to-the-home business, and related assets, acquired from Axtel in Mexico City, Zapopan, Monterrey, Aguascalientes, San Luis Potosí and Ciudad Juárez, through the acquisition of 100% of the equity interests of FTTH.

With a consolidated 6.4 million subscriber base and 17.9 million homes passed as of December 31, 2021, these companies are important service providers in Mexico. “Homes passed” refers to any residential homes or businesses that are connected to telecommunications systems, those prepared to be connected to telecommunications systems but are not currently connected or require some type of investment in order to be connected. For instance, each apartment located in a building that is prepared to be connected to telecommunications systems represents one home passed. It is generally understood that a home or business counts as a home passed when it can be connected to a telecommunications network without additional extensions to the main transmission lines. Our cable strategy aims to increase our subscriber base, average monthly revenues per subscriber and penetration rate by:

●	continuing to offer high quality content;
●	continuing to upgrade our existing cable network into a broadband or fiber-optic bidirectional network;
●	aiming to provide digital services in order to stimulate new subscriptions, substantially reduce piracy and offer new value-added services;
●	increasing the penetration of our high-speed internet access and other multimedia services as well as providing a platform to offer internet protocol, or IP, and telephony services;

●	continuing the roll out of advanced digital set-top boxes which allow the transmission of high definition programming and recording capability, including OTT services;
●	continuing to grow our mobile product, bundling it with our other services; and
●	continuing to leverage our strengths and capabilities to develop new business opportunities and expand through additional investments and/or acquisitions, which can be substantial in size.

Our cable companies have introduced a variety of new services over the past years, such as interactive television and other enhanced program services, including high-speed internet access through cable modem and fiber-to-the-home, as well as IP telephony. In November 2014, we launched a unified commercial offer under the izzi brand for residential customers. Currently, izzi offers telecommunication services packages including unlimited telephony services, high-speed data access and pay-TV programming for residential customers and micro and small-sized enterprises. In June 2016, we launched “izzi TV”, a new entertainment platform, which among other services, provides customers live channels, SVOD (Subscription Video on Demand), as well as access to all of the Company’s content. Recently the bundle packages include access to Netflix, blim, Disney+, HBO Max, among others. izzi TV is available through the “izzi TV” set-top-box and through “izzi go”, which is a TV Everywhere application for authenticated subscribers that enables users to access TV channels, movies and series on demand, compatible with PCs, iOS and Android platforms. izzi go also features remote control functions compatible with our izzi TV set-top-boxes. For an additional cost, subscribers can choose from different add-ons to the “izzi TV” service, such as TVOD (Transactional Video on Demand) titles, HBO Max, Disney+ and Star+ , among others. In addition to the izzi brand, our cable companies also provide telecommunication services under the wizz and wizzplus brands in certain municipalities. In July 2018, our cable companies launched “afizzionados”, our first proprietary sports channel dedicated to soccer, broadcasting selected sport content and exclusive matches. In November 2018, we launched “izzi flex” (wireless internet for homes) and “izzi pocket” (mobile internet), which offer speeds of 5 Mbps and up to 20 Mbps. In 2018 and 2019, we renewed our triple play product with packaging benefits of voice, broadband and video. In June 2020, we launched our mobile virtual network operator (MVNO) service, “izzi móvil”, providing a mobile service for broadband subscribers, which offers calls, SMS and Gigabytes for a competitive price through a reseller agreement with Altán Redes, S.A.P.I. de C.V. (“Altán Redes”). We also provide mobile services through “Bestel móvil”, which offers calls, SMS and Gigabytes according to the coverage area for enterprise, corporate, and government customers through a reseller agreement with Altán Redes and Radiomóvil Dipsa, S.A. de C.V. Likewise, we recently launched our new STB “izziTV -smart” that allow us to become one of the largest OTT aggregators in Mexico. It allows us to include in our offerings access to the main OTT platforms in the market and the possibility to bundle our pay-TV service with Netflix, Blim, Disney+, HBO Max, amongst others.

As of December 31, 2021, our cable companies had 4.2 million cable television, or video RGUs, 5.6 million broadband RGUs and 4.6 million IP telephone lines in service, or voice RGUs. In addition, we currently have 156,000 mobile service RGUs. The growth in our subscriber base has been driven primarily by the upgrade of our networks and the launch of competitive broadband offerings.

DTH. We believe that Ku-band DTH satellite services offer an enhanced opportunity for expansion of pay television services into households seeking to upgrade reception of broadcasting signals and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. We own a 58.7% interest in Innova, or Sky, our venture with DIRECTV. Innova is a DTH company with services in Mexico, Central America and the Dominican Republic with more than 7.4 million video subscribers, of which 3.0% were commercial subscribers as of December 31, 2021.

The key components of our DTH strategy include:

●	offering high quality content, including rights to our four over-the-air broadcast channels, exclusive broadcasts of sporting events, such as most of the Spanish Soccer League, La Liga and La Copa del Rey, the English Premier League, the Carabao Cup, the NFL Sunday Ticket, MLB Extra Innings, the NHL, marathons, ice skating events, Davis Cup, Diamond League, the Pacific Mexican Baseball League (LMP), Caribbean Series, UEFA EURO, UEFA Nations League and qualifying matches of the CONMEBOL for the World Cup, as well as special coverage of female soccer leagues from Germany, Spain, Sweden and the U.K.;
●	capitalizing on our relationship with DIRECTV and local operators in terms of technology, distribution networks, infrastructure and cross-promotional opportunities;
●	capitalizing on the low penetration of pay-TV services in Mexico;

●	providing superior digital Ku-band DTH satellite services and emphasizing customer service quality;
●	providing aggressive HD offerings and continuously expanding our programming in HD; and
●	providing single play broadband services as well as video-broadband bundles to complement our product offering.

Transforming Our Publishing Business

Despite the continuing challenges facing the industry, including the COVID-related global economic crisis, we continue to be among the leaders of the publishing business in Mexico and maintained a total approximate circulation of more than 11 million magazines during 2021. Editorial Televisa publishes 32 titles, with six wholly owned trademarks and nine licensed trademarks from world renowned publishing houses, including Spanish language editions of some of the most prestigious brands in the world, as well as 14 digital platforms and two digital native brands. During 2021, we continued to focus our efforts on a multiplatform content generation model (print & digital) for our profitable brands.

Developing New Businesses and Expanding through Acquisitions

We plan to continue leveraging our strengths and capabilities to develop new businesses and analyzing opportunities to expand through acquisitions. We are constantly assessing investment opportunities that complement our business strategy. We may identify and evaluate opportunities for strategic acquisitions of complementary businesses, technologies or companies. We may also consider joint ventures, minority investments and other collaborative projects and investments. Any such acquisition or investment could be funded using cash on hand, our equity securities and/or the incurrence of debt, or a combination thereof.

Our recent acquisitions and investments include our acquisition on December 17, 2018 of the residential fiber-to-the-home business and related assets from Axtel in Mexico City, Zapopan, Monterrey, Aguascalientes, San Luis Potosi and Ciudad Juarez, through the acquisition of 100% of the equity interests of FTTH.

For a further discussion of some of our recent investments, see “— Investments”.

We have grown our gaming business, which consists of casinos and an online gaming site. As of December 31, 2021, we had 18 casinos in operation, under the brand name “PlayCity”. Due to the global pandemic, the casinos have opened and closed intermittently, following guidance from the relevant authorities. In accordance with our permit, we may open more casinos until May 2021. We have requested an extension of our permit from the Mexican Ministry of the Interior which is still pending to be resolved. In 2017, we launched our online sports betting site. The casinos and the online sports betting site are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 45 casinos and number draws throughout Mexico.

Notwithstanding the foregoing, the Company continues to evaluate its portfolio of assets in order to identify opportunities and determine if it should dispose of select non-core operations.

Expanding Our Business in the Mexican Telecommunications Markets by Taking Advantage of the Telecom Reform and Implementing Legislation

Pursuant to the Telecom Reform (see “—Regulation—Telecom Reform and Broadcasting Regulations”), a “preponderant economic agent” (agente económico preponderante) in the telecommunications sector means an economic agent that has, directly or indirectly, more than 50% of the national market share in telecommunications services, calculated based on the number of users, subscribers, network traffic or used capacity according to the data available to IFT. We are aware from the public records that, on March 7, 2014, IFT notified América Móvil, S.A.B. de C.V., or América Móvil, of a resolution which determined that América Móvil and its operating subsidiaries Radiomóvil Dipsa, S.A de C.V., or Telcel, and Teléfonos de México, S.A.B. de C.V., or Telmex, Teléfonos del Noreste, S.A. de C.V. or Telnor, as well as Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., are a preponderant economic agent in the telecommunications sector and imposed on them certain specific asymmetrical regulations which América Móvil reported publicly in the following areas:

●	Interconnection: Regulation on interconnection, including the imposition of (a) asymmetric rates to be determined by IFT and (b) the implementation of an interconnection framework agreement (convenio marco de interconexión);

●	Sharing of Infrastructure: Regulation on the access and use of passive infrastructure, including towers, sites, and ducts, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by IFT using a methodology of long average incremental costs;
●	Local Loop Unbundling: Regulation on local loop unbundling, including the imposition of rates to be determined by IFT using a methodology of long average incremental costs;
●	Resale: Resale of wholesale voice, broadband and dual-play packages that replicate packages provided by the preponderant economic agent in the telecommunications sector, at retail level, at rates to be negotiated among the operators and, where an agreement cannot be reached, to be determined by IFT using a methodology of retails minus;
●	Indirect Access to the Local Loop: Regulation on the wholesale bitstream access to the access network of the preponderant economic agent in the telecommunications sector at rates to be negotiated among the operators and, where an agreement cannot be reached, to be determined by IFT using a methodology of retail minus;
●	Wholesale Leased Lines: Regulation on wholesale leased lines for interconnection, local and domestic and international long distance, at rates to be negotiated among the operators and, where agreement cannot be reached, to be determined by IFT using a methodology of retail minus, except for leased lines for interconnection services where the methodology to be used for determining the applicable rates will be of long average incremental costs;
●	Roaming: Regulation on the provision of wholesale roaming services, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by IFT using a methodology of long average incremental costs;
●	Elimination of National Roaming Charges: IFT has imposed the elimination of national roaming charges to the suscribers of the preponderant economic agent in the telecommunications sector;
●	Mobile Virtual Network Operators: Regulation on wholesale access to mobile virtual operators to services provided by the preponderant economic agent in the telecommunications sector to its subscribers, at rates to be negotiated among the operators and, where agreement cannot be reached, to be determined by IFT using a methodology of retail minus (for the reseller business model);
●	Certain Obligations on the Provision of Services: Certain rates for the provision of telecommunications services to the subscribers of the preponderant economic agent in the telecommunications sector shall be subject to rate control and/or authorization by IFT, by using a series of methodologies related to maximum prices and replicability. Also, a series of obligations relating to the sale of services and products, including the obligation to offer individually all services that are offered under a bundle scheme; limited exclusivity on handsets and tablets; and the obligation of eliminating the sim-lock on handsets;
●	Content: IFT has issued the Relevant Content Ruling applicable for preponderant economic agent in the telecommunications sector, which contains a prohibition to acquire transmission rights for any territory within Mexico on an exclusive basis, relating to relevant content (contenidos audiovisuales relevantes), including without limitation national soccer play-offs (liguilla), FIFA world cup soccer finals and, any other event where high-audiences are expected at a national or regional level. The IFT may update the relevant content list every two years; and
●	Information and Quality of Service Obligations: Several obligations related to information and quality of service, including the publication of a series of reference terms (ofertas públicas de referencia) of the wholesale and interconnection services subject of the asymmetric regulation imposed by IFT and accounting separation.

On March 8, 2017, IFT issued a resolution to the preponderant economic agent in the telecommunications sector that modifies the asymmetrical regulations described above. The most relevant modifications are the following:

●	Wholesale Leased Lines: the methodology to be used by IFT in case an agreement cannot be reached in wholesale leased lines for interconnection, local and domestic and international long distance, is limited to long average incremental costs;

●	Functional separation: the preponderant economic agent in the telecommunications sector will have to functionally separate the provision of wholesale services through the creation of a new legal entity and a wholesale division; which entity will solely and exclusively provide wholesale services related to access network elements, dedicated links and passive infrastructure, among other wholesale services;

The wholesale division within the existing companies will provide the other wholesale services subject to the aforementioned measures that are not provided by the newly created legal entity:

●	Equivalence of Supplies and Inputs, Technical and Economic Replicability: The preponderant economic agent in the telecommunications sector must guarantee the equivalence of inputs, the technical replicability of the services that it commercializes to its end users, and equal access to technical and commercial information;
●	Fiber disaggregation Regulation on unbundling of P2P (point-to-point), fiber was added to the local loop unbundling regulation. Unbundling of passive optical networks (PON), is not considered under this service and remains accessible through the Indirect Access to the Local Loop service; and
●	The preponderant economic agent in the telecommunications sector must also guarantee the economic replicability of the services that it commercializes to its end users for which it will validate the economic replicability of the services “ex-post” based on the methodology, terms and conditions that the IFT determines.

According to public records, América Móvil and its operating subsidiaries, Telcel, Inbursa, Telmex and Telnor, filed amparo proceedings against IFT’s original resolution. The courts issued a ruling confirming the constitutionality of IFT’s resolution, with the exception of Telcel’s proceeding. On March 3, 2021, the Supreme Court confirmed that Telcel is also part of the preponderant economic agent in the telecommunications sector.

In March 2018, América Móvil received a resolution from IFT determining the terms under which Telmex and Telnor shall, legally and functionally, separate the provision of wholesale regulated fixed services by incorporating new legal entities with their own corporate governance, independent from those of América Móvil’s subsidiaries holding a concession, and by creating a wholesale business unit within Telmex and Telnor. Telmex and Telnor had two years to implement the separation ordered by the IFT. The resolution established a calendar for implementation and obligations to deliver periodic information to the IFT. In March 2020, the two-year period granted to the preponderant economic agent in the telecommunications sector to implement the functional separation of Telmex and Telnor ended.

In March 2020, America Móvil created two companies; Red Nacional Última Milla, S.A.P.I. de C.V. and Red Última Milla del Noroeste, S.A.P.I. de C.V., for the provision of wholesale regulated fixed services, in compliance with the functional separation requirements, and a Wholesale Division inside Telmex and Telnor.

On December 2, 2020, IFT issued a resolution on its evaluation of the asymmetrical regulations imposed on Telmex, as preponderant economic agent in the telecommunications sector in March 2014. Some of the most relevant modifications are: (i) the use of a long-run average incremental costs model to determine the local loop indirect access services rates, and that IFT may determine competitive geographic zones where such rates will be determined by the preponderant economic agent in the telecommunications sector; (ii) for dedicated-link leasing services, the IFT may determine competitive geographic zones where rates will be determined pursuant to a price cap methodology; and for the rest of the country, rates will be determined by IFT by using a methodology of long average incremental costs; and (iii) certain operative and informational modifications to the electronic management system. The resolution may be challenged by América Móvil.

On August 4, 2021, IFT determined 52 competitive geographic zones in the country where rates for local loop indirect access services will be established by the preponderant aconomic agent in the telecommunications sector.

The measures imposed on the preponderant economic agent in the telecommunications sector, if properly implemented, will represent an opportunity for us to increase our coverage and product diversity, while reducing our costs and capital expenditures requirements as a result of the access to the network of the preponderant economic agent in the telecommunications sector and the regulation of the terms and conditions, on competitive terms, of such access. Moreover, asymmetric regulations may create a beneficial economic and regulatory environment in the telephony and broadband markets and may further enhance our ability to compete in the telecommunications industry.

All of these measures, if properly implemented, could create a beneficial economic and regulatory environment, level the playing field for all participants in the telecommunications market and foster competition, representing an opportunity for the growth of our Sky and Cable businesses; nevertheless, in the Company’s view, the preponderant economic agent in the telecommunications sector is not complying with its obligations under such measures and the Company has filed several complaints before IFT. As a result of the complaints, IFT has initiated investigations that are ongoing.

In August 2017, the Supreme Court of Justice of the Nation (SCJN) determined that the interconnection rate regime relating to mobile termination by the preponderant economic agent in telecommunications sector, which contained a limitation on its ability to charge for traffic termination in its mobile network, was unconstitutional. As a result, the SCJN ordered that IFT issue a tariff. In November 2017, IFT resolved that the tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector would be Ps.0.028562 per minute of interconnection from January 1, 2018 to December 31, 2018. In November 2018, IFT determined that the tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector would be Ps.0.028313 per minute of interconnection from January 1, 2019 to December 31, 2019. In November 2019, IFT determined that the tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector would be Ps.0.025771 per minute of interconnection from January 1, 2020 to December 31, 2020. In November 2020, IFT determined that the tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector would be Ps. 0.018489 minute of interconnection from January 1, 2021 to December 31, 2021. For 2022, IFT determined a lower tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector being Ps.0.017118 per minute of interconnection.

In April 2018, the SCJN determined that the interconnection rate regime relating to fixed termination by the preponderant economic agent in the telecommunications sector, which contained a limitation on its ability to charge for traffic termination in its fixed network, was unconstitutional. As a result, the SCJN ordered IFT to issue a tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector applicable from January 1 to December 31, 2019. In November 2018, IFT determined that the tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector will be Ps.0.003151 per minute of interconnection from January 1, 2019 to December 31, 2019. In November 2019, IFT determined that the tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector will be Ps.0.003331 per minute of interconnection from January 1, 2020 to December 31, 2020. In November 2020, IFT determined that the tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector will be Ps.0.002842 per minute of interconnection from January 1, 2021 to December 31, 2021. For 2022, the tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector will be Ps.0.002862 per minute of interconnection.

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

Commitment to Sustainability

As we strive to operate our business in an efficient manner, we focus on managing our environmental, social, and corporate governance (ESG) performance. We aim to develop a consistent, transparent, and comparable ESG reporting framework to inform our stakeholders. As part of that effort, we annually publish a comprehensive sustainability report pursuant to the Global Reporting Initiative (GRI) standards and also look to integrate incrementally other external standards, including the provisions of the Sustainability Accounting Standards Board (SASB) and the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD).

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

Our sustainability achievements result from a regular enhancement of policies and programs to improve corporate performance. During 2021, the Company’s many sustainability efforts continued to be recognized globally. For example, the Company was selected for the 2021 Dow Jones Sustainability MILA Pacific Alliance Index and was one of only five Mexican companies selected for the DJS Emerging Markets Index. Also, the Company was included in three 2020 FTSE4Good Index Series: FTSE4Good Emerging Markets, FTSE4Good Emerging Latin America, and FTSE4Good BIVA.

Further, for the fourth consecutive year, the Company received the Distintivo Empresa Socialmente Responsable 2021 (2021 Socially Responsible Company recognition), granted by Centro Mexicano para la Filantropía (Mexican Center for Philanthropy), and Alianza por la Responsabilidad Social Empresarial (Alliance for the Social Responsibility of Businesses). Also, the Company was selected as a constituent of the ESG index, launched by S&P, Dow Jones and the Mexican Stock Exchange. Finally, the Company was confirmed as a signatory of the United Nations Global Compact, the world’s largest corporate sustainability initiative.

In summary, we understand our sustainability strategy as a commitment to enhancing the lives of the communities we serve, and we believe by doing so, we will also contribute to our growth and success.

Commitment to Social Responsibility

In a challenging 2021, Fundación Televisa (or “Fundación”) was committed to helping those most in need. As a result, in 2021, we were able to impact the lives of 757,565 children and adults in both Mexico and the United States, investing (together with our allies) more than Ps.337.8 million.

Our innovative programs in education, culture, entrepreneurship and environmental protection provide an empowering platform for hundreds of thousands of people to improve their lives, transform their communities, and build better and more sustainable societies. Our approach combines an effective leveraging of the Company’s communication channels with state of the art digital tools, financial support and on-the-ground multidisciplinary teams.

We directly contributed to 11 of 17 of the United Nations (“UN”) Sustainable Development Goals (“SDG”).

In 2021 we provided more than 21.5 million digital impacts and more than 103,000 TV & radio media impacts, reaching more than 48 million people on TV. At the same time, we helped more than 26 institutions and organizations through communication campaigns with television spaces.

We generated more than 1.6 million followers on social networks and more than 1.5 million people to our digital platforms.

Fundación programs work along different life stages. Empieza Temprano focuses on early childhood development by providing parents and families with information and practical tips. To enhance the skills of K-12 students, Fundación has a civic values program called Valores and a health and wellness program called Vida Saludable. Cuantrix teaches computer science and coding. Technolochicas empowers young women through STEAM (Science, Technology, Engineering, Art and Mathematics). Bécalos works to increase high school and college completion while improving the student’s employability. POSiBLE helps to expand high-impact innovation-driven entrepreneurship through training, networking, resources, visibility and acceleration for high-potential startups. In addition, Fundación’s cultural and environmental programs cut across ages serving the general public through actions in specific locations and through digital and media spaces.

Our numbers and recognitions include the following:

●	We had more than 68,000 students from public schools and 5,400 teachers and instructors, across Mexico, register in our Cuantrix platform to learn basic coding skills.
●	We had more than 2,390 middle-school girls participate in Technolochicas STEAM activities in Mexico and the United States.
●	We had 37,861 recipients of Bécalos scholarships, including 15,000 scholarships for students and teachers developing employability competencies, 100 scholarships for students attending a program for talented youth, and 2,000 scholarships for women registered into STEAM training.
●	We continued our partnership with Schmidt Futures and Rhodes Trust to promote their RISE scholarship program in Mexico. This program provides a lifetime support to exceptional teenagers that want to change the world.
●	We supported 10,978 entrepreneurs in developing their business models through our POSiBLE program.
●	We participated in far-reaching communication campaigns, including “Cada Momento Cuenta” and “Semana de la Primer Infancia” focused on delivering messages to promote early childhood stimulation; “Valores” which promoted civic values and the prevention of digital violence through the soap opera “Vencer el P@sado”, and our “Vida Saludable” program which promoted wellness and health, reaching more than 6.5 million high school students through the Mexican Ministry of Public Education’s (Secretaría de Educación Pública) programming channel “Aprende en Casa III”.
●	We provided more than 58,606 parents with practical tips weekly via SMS and our digital newsletter through our Empieza Temprano program.
●	We provided more than 23,929 recipients with new aid in health, nutrition, development, dwelling, reforestation and support of women through our “Gol por México” program.
●	Through our Visual Arts Cultural projects, we promoted and exhibited our photographic and cinematographic collection in national and international festivals and museums reaching more than 69,344 attendees.
●	We were selected and recognized by the UN as one of the 23 organizations that made a public commitment to support girls and women under the 2021-2026 goal.
●	Recognition from the UN of our Cuantrix program as a distinguished working member for the SDG “Quality Education.”
●	Nacional Monte de Piedad awarded Bécalos for the “Sustainable Development in Training for Decent Work.”
●	Citibanamex’s Social Entrepreneurship 2021 was awarded to our POSiBLE Program.

By responsibly leveraging media, talent, partnerships and financial assets, the efforts led by Fundación reflect the commitment of the Company. We intend to make a strategic contribution to building a more empowered, prosperous and democratic society where all people have a platform to succeed.

Our Operations

As of December 31, 2021, we classified our operations into four business segments: Cable, Sky, Content and Other Businesses. Following the completion of the TelevisaUnivision Transaction on January 31, 2022, our Content business was combined with UHI, creating TelevisaUnivision, a premier global Spanish-language media company. As a result, subject to certain exceptions, we no longer own our Content business. Through the third quarter of 2019, our recently disposed Radio Business was classified as part of the Other Businesses segment, and beginning in the fourth quarter of 2019, it was classified as held-for-sale operations in the business segment information until it was disposed in July 2020. In the third quarter of 2020, our former Radio Business operations were classified as disposed operations in our Other Businesses segment information.

Cable

The Cable Television Industry in Mexico. Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee. These fees are based on the package of channels the subscribers receive. According to IFT, there were approximately 1,463 pay-TV concessions in Mexico, including 846 integrated sole concessions, as of the date of their report, serving approximately 18.0 million subscribers (including cable and DTH).

Digital Cable Television Services. Our cable companies offer on-screen interactive programming guide with direct access to blim, Netflix, Disney+, Star+, HBO Max, amongst others through the “izzi TV” platform, video on demand, high definition channels as well as other services throughout Mexico. Along with their digital pay-TV service, our cable companies offer high speed internet and a competitive digital telephone service. Through their network, they are able to distribute high quality video content, new services, interactivity with video on demand, 1080i high definition, impulse and order pay-per-view, a-la-carte programming, among other products and services, with added value features and premium solutions for consumers, and telephony and internet. Likewise, our cable companies offer mobile applications such as “izzi go”, which is a TV Everywhere application for authenticated subscribers through compatible PCs, iOS and Android platforms, that enables subscribers to access channels, movies and series on demand. “izzi go” also features remote control functionalities compatible with our “izzi TV” set-top-boxes, and allows subscribers to watch additional content through the application. In November 2020 and August 2021, izzi partnered with Disney+ and Star+ respectively, in order to distribute the service both a la-carte and as a bundle in select triple play packages and with payment integration services for izzi customers.

Revenues. Our cable companies generate revenues from their pay-TV, broadband and telephony services, from additional services such as video on demand, and from sales of advertising to local and national advertisers. Subscriber revenues come from monthly service and rental fees and, to a lesser extent, one-time installation fees.

Cable Initiatives. Our cable companies plan to continue offering the following services to their subscribers:

●	Enhanced programming services, including video on demand, subscription video on demand, high definition and bundled packages;
●	Broadband internet services, including fixed/mobile solutions;
●	IP telephony services; and
●	Mobile services.

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

Telecable. On January 8, 2015, through a series of transactions, we acquired 100% of the equity interest of Telecable for an aggregate consideration of Ps.10,002 million. Telecable is a cable company that provides cable television, internet access and telephony services in Mexico, primarily in the states of Guanajuato, Jalisco, Aguascalientes, Querétaro, Tamaulipas, Nayarit, Chiapas and Colima, among others.

Bestel. Currently, the Company indirectly holds 66.1% of the equity of Bestel (35.3% through Cablevisión and 30.8% through CVQ), which provides voice, data, and managed services to domestic and international carriers and to the enterprise, corporate, and government segments, cloud and other services in Mexico. Through Bestel (USA), Inc., Bestel provides cross-border services to U.S. carriers including internet protocol, or IP, transit, collocation, international private lines, virtual private networks, or VPNs, and voice services, as well as access to the Internet backbone via companies or carriers classified as “TIER 1” which are networks that can reach every other network on the internet without purchasing internet protocol address transit or paying settlements and “TIER 2” which are networks that peer with some networks, but purchase internet protocol address transit or pay settlements to reach at least some portion of the internet. Bestel operates approximately 38,732 kilometers of a fiber-optic network, including the fiber-optic network it owns. This fiber-optic network covers several important cities and economic regions in Mexico and has direct crossing of its network into San Antonio, Laredo, McAllen, El Paso and Dallas in Texas, Nogales in Arizona, Miami in Florida and San Diego and Los Angeles in California in the United States. This enables the Company to provide high capacity connectivity between the United States and Mexico.

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

Sky

Background. We operate “Sky”, our DTH satellite venture in Mexico, Central America and the Dominican Republic, through Innova. We indirectly own 58.7% of this venture. The remaining 41.3% of Innova is owned by DIRECTV. For a description of capital contributions and loans we have made to Innova, see “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

Innova’s Social Part Holders Agreement provides that neither we nor News Corp. nor DIRECTV may directly or indirectly operate or acquire an interest in any business that operates a DTH satellite system in Mexico, Central America and the Dominican Republic (subject to limited exceptions).

As of December 31, 2019, 2020 and 2021, Innova’s DTH satellite pay-TV service had 7,429,351, 7,477,294 and 7,408,075 gross active video subscribers, respectively. Innova primarily attributes its success to its superior programming content, its exclusive transmission of the largest coverage sporting events such as soccer tournaments and special events, its high quality customer service and its nationwide distribution network with approximately 807 points of sale. In addition to the above, Innova also attributes its success to VeTV, our low-end package in Mexico. Sky continues to offer the highest quality and exclusive content in the Mexican pay-TV industry. Its programming packages combine our over-the-air channels with other exclusive content.

During 2021, Sky offered exclusive content, which included most of the Spanish Soccer League, La Liga and La Copa del Rey, the English Premier League, the Carabao Cup, the NFL Sunday Ticket, MLB Extra Innings, the NHL, marathons, ice skating events, Davis Cup, Diamond League, the Pacific Mexican Baseball League (LMP), and Caribbean Series, UEFA EURO, UEFA Nations League and qualifying matches of the CONMEBOL for the World Cup, as well as special coverage of female soccer leagues from Germany, Spain, Sweden and the U.K. In addition to new programming contracts, Sky continues to operate under arrangements with a number of third party programming providers to provide additional channels to its subscribers. Sky also has arrangements with the major programming studios and sports federations.

In 2021, the Sky HD Package comprised 157 channels, as well as nine additional channels for pay-per-view. We expect to continue broadening our HD offering in the coming years for which we may need additional transponder capacity.

As of December 31, 2021, the standard definition programming packages monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: Basic Ps.159, Fun Ps.319, Fox+ Ps.494, HBO Ps.489, Universe Ps.724 and monthly fees for high definition programming packages are: Gold Ps.219, Platinum Ps.309 and Black Ps.704. Monthly fees for each programming package do not reflect a monthly rental fee in the amount of Ps.184 for standard definition, Ps.184 for Gold and Ps.214 for Platinum and Black packages for the decoder necessary to receive the service (or Ps.170 for standard definition, Ps.160 for Gold and Ps.200 for Platinum and Black packages if the subscriber pays within 12 days of the billing date) and a one-time activation fee which depends on the number of decoders and payment method. The monthly fees with respect to our prepaid programming package are the following: VeTV Ps.104, VeTV PLUS Ps.154 and the monthly rental fee for the decoder necessary to receive the service is Ps.120.

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

In 2018, Sky launched Fixed Wireless Broadband services under the brand name Blue Telecomm. Sky offers five, 10 or 20 mega single-play broadband services and five or 10 for video-broadband bundles. These services are limited to certain areas in Mexico. At the end of fiscal year 2021, Sky had 727,226 broadband customers.

In 2021, Sky launched mobile services under the brand Blue Telecomm Cel. Sky offers 5 GB and 20 GB single-play mobile and video-mobile bundle services for Ps.150 and Ps.200, respectively. Like our broadband service, mobile service is available in certain areas of Mexico. At the end of fiscal year 2021, Sky had 30,867 mobile customers.

Programming. Sky receives programming content from several providers, including TVSA, which also grants DTH satellite service broadcast rights to most of its existing and future program services (including pay-per-view services on DTH), subject to some pre-existing third party agreements and other exceptions and conditions.

Other Businesses

Publishing. Notwithstanding the challenges facing the publishing industry, we believe we have maintained our position as a significant publisher and distributor of magazines in Mexico, as measured by circulation.

With a total circulation of more than 11 million copies in 2021, we publish 32 titles that are distributed in Mexico. See “—Publishing Distribution”. Our main publications in Mexico include TVyNovelas, a weekly entertainment and dramas magazine; Vanidades, a popular bi-weekly magazine for women; and Caras, a monthly leading lifestyle and socialite magazine. We also manage 14 digital platforms that generated 204 million unique users on such platforms during 2021.

We publish the print Spanish-language edition and digital platforms of several magazines, including Cosmopolitan, Harper’s Bazaar and Esquire through a joint venture with Hearst Communications, Inc.; and Muy Interesante and Muy Interestante Jr. pursuant to a license agreement with Zinet Media Global, S.L. We also publish a Spanish-language print edition and digital platforms of National Geographic and National Geographic Traveler through a licensing agreement with National Geographic Partners, LLC. In addition, we publish several comics pursuant to license agreements with Marvel Brands LLC and DC Comics.

Our digital advertising revenue increased from 26% of the total advertising revenue of the publishing business in 2020 to 34% in 2021.

Publishing Distribution. We estimate that we distribute more than 50%, in terms of volume, of the magazines circulated in Mexico through our subsidiary, Distribuidora Intermex, S.A. de C.V., or Intermex. We believe that our distribution network, including independent distributors, reaches over 126 million Spanish-speaking people in Mexico. We also estimate that such distribution network reaches more than 8,300 points of sale in Mexico. In 2019, 2020 and 2021, 66%, 51% and 52% respectively, of the publications distributed by our company were published by our Publishing division. In addition, our distribution network sells a number of publications published by joint ventures and independent publishers, as well as sticker albums, books, novelties and other consumer products.

Sports and Show Business Promotions. We actively promote a wide variety of sports events and cultural, musical and other entertainment productions in Mexico. Most of these events and productions are broadcast on television stations as well as on our cable television system and DTH satellite services. See “Our Operations—Programming”, “Our Operations—Cable—Digital Cable Television Services”, and “Our Operations—Sky”.

Soccer. We own Club de Fútbol América S.A. de C.V., or Club América, which currently plays in the Mexican First Division and is one of the most popular and successful soccer teams in Mexico. In the Mexican First Division, each team plays two tournaments of 17 games per regular annual season. The best teams of each regular season engage in post-season championship play.

We own the Azteca Stadium, which has hosted two World Cup Inaugurations and Final Games (1970 and 1986). In 2016, the Azteca Stadium underwent major renovations, adding new premier zones (suites and club seats). The stadium currently has a total seating capacity of approximately 84,500 fans. The Azteca Stadium hosts the home games of Club América as well as the qualifying matches of the Mexican National Team. Also, since the second half of 2018, the Azteca Stadium became host for the home games of the soccer team known as Cruz Azul, which also participates, in the first division of the Professional Mexican Soccer League. It also hosts a wide variety of private events and live events, including concerts and shows of Mexican and international artists and performers. In addition, the Azteca Stadium has been confirmed by FIFA to host soccer matches during the 2026 World Cup, which will be held in Canada, Mexico and the United States of America.

National Football League. The Company entered into a contract with the National Football League, or the NFL, to host one regular season game each year beginning in 2016. The parties agreed for the stadium to host two regular season games in Mexico City during the 2020 and 2021 seasons, subject to certain conditions being met. Due to the COVID-19 pandemic, the games scheduled to take place in 2020 and 2021 were postponed.

Gaming Business. In 2006, we launched our gaming business, which consists of casinos and an online gaming site. As of December 31, 2021, we had 18 casinos in operation, under the brand name “PlayCity”. Due to the COVID-19 pandemic, the casinos have opened and closed intermittently, following guidance from the relevant authorities. In accordance with our permit, we were permitted to open new casinos until May 2021.  We have requested an extension of our permit from the Mexican Ministry of the Interior, which is still pending resolution. In 2017, we launched our online sports betting site. The casinos and our online sports betting site are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 45 casinos and number draws throughout Mexico. During 2017, our management decided to begin an internal process to close Multijuegos, our lottery business, and in December 2017, we obtained an authorization from the Mexican Ministry of Interior to suspend such business operations.

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

Discontinued Operations.

Content

We owned the Content business prior to the completion of the TelevisaUnivision Transaction. Prior to the completion of such transaction, the Content business generated revenues from the following services:

Advertising

During 2021, advertising sales increased by 17.2% as compared to 2020, mainly due to increased marketing activity and advertising spending across all major categories as a result of the recovery of the economy.

With four free-to-air channels in Mexico City—2, 4, 5, and 9—which the Company operated during 2021 with a combination of owned and affiliated network stations throughout Mexico, a strong portfolio of pay-TV networks, and new media platforms, the Company was one of the largest providers of advertising alternatives in the Mexican market.

Network Subscription

During 2021, Televisa Networks was one of the most successful producers and distributors of content for pay-TV platforms in Mexico.

The Company was one of the world’s leading producers of original Spanish-language content for pay-TV platforms during 2021. The Company commercialized 27 pay-TV brands through 65 domestic and international feeds, which reached over 46 million subscribers around the world.

Licensing and Syndication

During 2021, the Company exported innovative content around the world, as well as created alliances with new partners.

In the United States, through a Program License Agreement (“PLA”) with Univision, we reached a very important demographic in the Spanish-speaking world: the Hispanic market.

Through the PLA we granted Univision exclusive access to most of our audiovisual content in any format for distribution in the United States during 2021. In exchange, during 2021, we received a royalty payment of 16.45% on substantially all of Univision’s Spanish-language audiovisual revenue, equivalent to U.S.$417.8 million. As part of the TelevisaUnivision Transaction, the PLA was assigned to an affiliate of UHI and the Company is no longer entitled to receive royalties under the agreement.

In addition, during 2021, we exported over 43 thousand hours of our original programming to more than 60 countries.

Our Content business also included programming produced by the Company, foreign-produced programming, talent promotion, the television networks we operated through concessions we hold, Televisa Digital and blim tv, which has over 37 thousand hours of content and 44 linear channels for SVOD (subscription video on demand), and over 18 thousand hours of content and ten linear channels for AVOD (advertising video on demand), being the premier Spanish-language platform in Mexico.

For a more detailed description of the Content business that was disposed on January 31, 2022, please see “Information on the Company—Business Overview—Univision—TelevisaUnivision Transaction.”

Videocine

As part of the TelevisaUnivision Transaction, we sold Videocine, our feature film production and distribution business.

Videocine produces and co-produces first-run Spanish language feature films, some of which are among Mexico’s top films based on box office receipts.

Investments

OCEN. We owned a 40% stake in Ocesa Entretenimiento, S.A. de C.V. (“OCEN”). On July 24, 2019, we announced that Live Nation Entertainment, Inc. (“Live Nation”) had agreed to purchase our unconsolidated 40% equity participation in OCEN. On December 6, 2021, we announced the closing of the sale of our equity participation in OCEN to Live Nation.

Imagina. We owned equity participations equivalent to 19.05% of the capital stock of Imagina Media Audiovisual S.L., or Imagina, one of the main providers of content and audiovisual services for the media and entertainment industry in Spain. On June 26, 2018, we closed on the sale of our 19.05% stake in Imagina. From the total proceeds paid to us of approximately U.S.$341.0 million, 11% was retained in escrow. In July, 2021 the last portion of the amount that was in escrow was released, and, accordingly, there are no additional amounts pending to be received by the Company in connection with this transaction.

Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. In March 2010, Telefónica, Editora Factum, S.A. de C.V., a wholly-owned subsidiary of the Company which was merged into CVQ in May 2015, and Megacable agreed to jointly participate, through a consortium known as Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”), in the public bid for a pair of dark fiber wires held by the CFE (Comisión Federal de Electricidad). In June 2010, the SCT granted GTAC a favorable award in the bidding process for a 20 year contract for the lease of up to 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted in July 2010, to operate a public telecommunications network using DWDM technology. In June 2010, one of our subsidiaries entered into a long-term credit facility agreement to provide financing to GTAC in an amount up to Ps.688.2 million, which was already liquidated. Under the terms of this agreement, principal and interest were payable at dates agreed by the parties, between 2013 and 2021. In addition, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.1,077.7 million. By the end of 2021, GTAC had in operation 1820 links and 159 nationwide nodes, and the services for customers grew to 3,299, of which 90% have a capacity of 10 Gbps. The overall capacity per link is approximately 3.2 Tbps (80 optical channels x 10, 40 and 100 Gbps each channel). In addition, GTAC maintains four of its own routes (1,882 kilometers), three third-party dark fiber IRU (2,764 kilometers) and local loops (559 kilometers). This fiber-optic network represents for us an alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber-optic network aims to increase broadband internet access for businesses as well as households in Mexico.

We have investments in several other businesses. See Notes 3 and 10 to our consolidated year-end financial statements.

Univision

We have a number of arrangements with Univision, the leading Spanish-language content and media company in the United States that owns and operates the following: Univision Network, which is among the most-watched Spanish-language television networks in the United States; UniMás Network; Univision Cable Networks, including Galavisión and TUDN; 59 local television stations and 57 radio stations in major Hispanic markets across the United States, ViX, one of the world’s largest Spanish language streaming services; Univision Now; Univision.com; and Uforia, a music application featuring multimedia music content.

On December 20, 2010, Univision, we, UHI and other parties affiliated with the other investor groups that at the time owned a majority of the shares of UHI (the “Univision Sponsor Group”) entered into various agreements and completed certain transactions as a result of which, among other things, we made a cash investment of U.S. $1,255 million in UHI (formerly known as BMP) in exchange for an initial 5% equity stake in UHI, and U.S. $1,125 million aggregate principal amount of 1.5% Convertible Debentures of UHI due 2025 which were convertible at our option into additional shares then equivalent to an approximately 30% equity stake of UHI. In connection with this investment, (i) we entered into an amended program license agreement, or PLA, with Univision, pursuant to which Univision had the exclusive right to broadcast certain of the Company’s content in the United States, (ii) we entered into a new program license agreement with Univision, the Mexico License Agreement, or MLA, under which we had received the exclusive Spanish-language broadcast and digital rights to Univision’s audiovisual programming (subject to certain exceptions) in Mexico during the term of the PLA, and (iii) three designees of the Company joined Univision’s board of directors, which was later increased to four designees of the Company.

In December 2011, we made an additional investment of U.S. $49.1 million in cash in common stock of UHI by which we increased our equity interest in UHI from 5% to 7.1%. In August 2012, we made an additional investment of U.S. $22.5 million in cash in common stock of UHI by which we increased our equity interest in UHI from 7.1% to 8.0%. On January 30, 2014, a group of institutional investors made a capital contribution to UHI. As a result of this transaction, our equity stake in UHI decreased from 8.0% to 7.8%. In July 2015, we exchanged U.S. $1.125 billion principal amount of Univision’s convertible debentures into warrants that were exercisable for certain classes of UHI’s common stock. In connection with the conversion, Univision made a one-time payment to the Company of U.S.$135.1 million on July 15, 2015 to induce the conversion. In addition, on July 15, 2015, we exercised 267,532 warrants to increase our common stock ownership from 7.8% to 10%.

Effective as of December 29, 2020, the Univision Sponsor Group that collectively owned a majority of the shares of UHI completed the sale of a majority of shares of UHI to affiliates of Searchlight and ForgeLight. Liberty Global also acquired a minority preferred equity interest in UHI. In connection with those transactions, we retained all of our equity interests in UHI, and our commercial arrangements with UHI and Univision, including the PLA and MLA, remained in effect and unchanged. Also in connection with those transactions, we entered into new governance arrangements with the new shareholders with respect to UHI pursuant to which, among other things, three designees of the Company remained on Univision’s then nine-member board of directors. Also on December 29, 2020, we exercised all of our remaining warrants exercisable for UHI common stock in exchange for 4,590,953 shares of Class C common stock of UHI. As a result of the foregoing transactions, our equity ownership of UHI increased to approximately 36%.

Following the completion of the TelevisaUnivision Transaction, we currently own an approximately 45% equity interest on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) in TelevisaUnivision, and we are party to related governance arrangements pursuant to which, among other things, we are entitled to designate five of the 13 members of the Board of Directors of TelevisaUnivision, at least proportionate membership on board committees and consent rights over certain matters. In addition, Messrs. Bernardo Gómez Martínez and Alfonso de Angoitia Noriega became part of the management team of the Mexican Content business of TelevisaUnivision. These individuals also continue to serve in their current roles at the Company.

PLA and MLA

Under the PLA, we granted Univision exclusive Spanish-language broadcast and digital rights to our audiovisual programming (subject to certain exceptions) in the United States and all territories and possessions of the United States, including Puerto Rico, in exchange for a royalty payment. Under the MLA, we had the exclusive Spanish-language broadcast and digital rights to Univision’s audiovisual programming (subject to certain exceptions) in Mexico during the term of the PLA.

As part of the TelevisaUnivision Transaction, the PLA and the MLA were assigned to an affiliate of UHI, and beginning in February 2022, we no longer receive any royalties from Univision under the PLA.

TelevisaUnivision Transaction

As previously announced, on January 31, 2022, we consummated the TelevisaUnivision Transaction with UHI and affiliates of Searchlight, ForgeLight and Liberty Global, pursuant to which, among other things, we contributed our Content business (other than certain assets relating to our former news business, which was transferred at closing to the News Company, real estate and Mexican over-the-air broadcast concessions) to UHI. In consideration for the contribution our of Content business, we received approximately U.S.$4.5 billion in a combination of cash (U.S.$3.0 billion) and U.S. $1.5 billion of common and preferred shares of TelevisaUnivision, excluding closing consideration adjustments. In addition, the Company and Univision have entered into commercial arrangements pursuant to which the Company will receive additional consideration valued at approximately U.S.$300 million in the aggregate. The combined company is referred to as TelevisaUnivision, Inc., or TelevisaUnivision. The TelevisaUnivision Transaction was partially financed by UHI through a new Series C preferred equity investment in TelevisaUnivision of U.S. $1.0 billion in the aggregate led by the SoftBank Latin American Fund, along with ForgeLight, with participation from Google and The Raine Group, as well as debt financing. In addition, TelevisaUnivision’s news content production for Mexico was transferred so that it is provided by the News Company. After the closing of the TelevisaUnivision Transaction, news programs are owned by the News Company and licensed to TelevisaUnivision.

The foregoing summary of the TelevisaUnivision Transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the 2021 Transaction Agreement, a copy of which has been filed as Exhibit 4.12 to this Form 20-F.

FCC Matters

On January 3, 2017, the FCC (i) approved an increase in the authorized aggregate foreign ownership of Univision’s issued and outstanding shares of common stock from 25% to 49%; and (ii) authorized the Company to hold up to 40% of the voting interests and 49% of the equity interests of Univision. Such authorization enabled the Company to increase its equity stake in Univision, which it did through the exercise of warrants in December 2020, as described earlier in this section under “—Univision”, and subsequently in the completion of the TelevisaUnivision Transaction, as described earlier in this section under “—Univision”. In addition, on December 23, 2020, the FCC approved the then-pending acquisition of a majority equity interest in UHI by affiliates of Searchlight and ForgeLight, subject to certain requirements, and authorized the foreign ownership of up to 100% of UHI’s equity and voting interests, including up to a 49.9% non-controlling voting and/or equity interest to be held by the Company.

On January 21, 2022, the FCC approved the TelevisaUnivision Transaction, subject to compliance with certain requirements set forth in its ruling, including requirements relating to foreign ownership.

For additional information regarding our relationship with Univision, see Notes 3, 9, 10, 14, 15, 20 and 30 to our consolidated year-end financial statements.

Competition

We compete with various forms of media, entertainment and telecommunications companies in Mexico, both Mexican and non-Mexican. See “Key Information—Risk Factors—Risk Factors Related to Our Business—We Face Competition in Each of Our Markets That We Expect Will Intensify”.

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

Our cable operators also face tough competition from other cable companies and from other pay-TV operators such as Dish Mexico, Total Play, Megacable, Sky and other cable operator companies. Recently, competition in this market has increased due to the growth of IPTV or OTT providers such as Netflix, Disney+, Star +, Claro Video, Prime Video (Amazon) and HBO Max, among others.

Our cable operators compete as well with other media with respect to advertising sales, including DTH, social media, outdoor advertising and publishing among others. The information technologies are changing and we expect will continue to change the consumption of advertising in the communications media.

Sky

Innova currently competes with, or expects to compete with, among others, cable television operators, MMDS systems, national broadcast networks (including our three free-to-air networks and Channel 4), regional and local broadcast stations, OTT content providers, internet video websites and other DTH concessions such as Dish Mexico, which as of the first quarter of 2021 had approximately 1.3 million subscribers, according to IFT. Currently, Dish Mexico offers not only low-priced packages, but also high-end products such as High Definition Packages. Innova also faces competition from: (a) unauthorized C-band and Ku-band television signals provided by third parties without authorization of the Mexican government; and (b) illegal streaming services that facilitate access to television channels and content through set up boxes and applications. Other competitors include radio, movie theaters, video rental stores, IPTV, video games and other entertainment sources. We also face significant competition from new entrants in pay-TV services as well as from the new public television networks. The consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay-TV market in Mexico matures, and as the offering of bundled services that include pay-TV, broadband and telephony increases, Innova expects to face competition from an increasing number of sources. Emerging technologies that provide new services to pay-TV customers as well as new competitors in the DTH field or cable, telecommunication and internet players entering into video services would require us to make significant capital expenditures in new technologies and additional transponder capacity.

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

Regulation

Our business, activities and investments are subject to various Mexican federal, state and local statutes, rules, regulations, policies and procedures, which are constantly subject to change and are affected by the actions of various Mexican federal, state and local governmental authorities. Given that we retained the broadcast concessions as part of the TelevisaUnivision Transaction, we continue to be responsible for compliance with regulations applicable to them, as described below. See “Key Information—Risk Factors—Risk Factors Related to Mexico—Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations”, “Key Information—Risk Factors—Risk Factors Related to Mexico—Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “Key Information—Risk Factors—Risk Factors Related to Mexico—The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”. The material Mexican federal, state and local statutes, rules, regulations, policies and procedures to which our business, activities and investments are subject are summarized below. These summaries do not purport to be complete and should be read together with the full texts of the relevant statutes, rules, regulations, policies and procedures described therein.

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

Cablemás operates under one integrated sole concession, which covers 19 Mexican states. Pursuant to this concession, Cablemás provides cable television services, internet access and bidirectional data transmission services. In addition, Cablemás provides local and long distance telephony services. The concession granted by IFT allows Cablemás to install and operate a public telecommunications network. The Cablemás concession will expire in 2046. The Cablemás concession allows it to provide any telecommunication services throughout Mexico. In 2021, as part of a strategy to make the operation more efficient, Cablemás waived its previous concessions for residential services, which were granted pursuant to an integrated sole concession that allowed Cablemás to provide any telecommunication services in Mexico, with an expiration date of 30 years from July 7, 2016.

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

Cablecom and its affiliates operate under two integrated sole concessions, which cover 18 Mexican states. Through these concessions, Cablecom provides cable television services, bidirectional data transmission and internet and telephony services. Each concession granted by IFT allows Cablecom to install and operate a public telecommunications network. The expiration dates for Cablecom’s concessions are June 2045 and September 2038. Cablecom concession titles allow it to provide telecommunication services throughout Mexico. In 2021, as part of a strategy to make the operation more efficient, Cablecom waived its previous concessions for residential services, which were granted pursuant to two integrated sole concessions that allowed Cablecom to provide any telecommunication services in Mexico, with an expiration date of 30 years from June 3, 2015.

Telecable operates under one integrated sole concession, which covers 10 Mexican states. Through this concession, Telecable provides cable television services, bidirectional data transmission and internet and telephony services, as well as mobile telephony as a mobile virtual network operator (MVNO) in 29 Mexican States. The concession granted by IFT allows Telecable to install and operate a public telecommunications network. The Telecable concession title allows it to provide any telecommunication services throughout Mexico, which was extended by IFT on December 16, 2020 for an additional 30 years, until December 26, 2056. The delivery of the concession title is pending.

In 2021, as part of a strategy to make the operation more efficient, Telecable waived its previous concessions for residential services, which were incorporated under one integrated sole concession that allowed Telecable to provide telecommunication services in Mexico, and which expires on December 26, 2056.

In 2021, FTTH sold its operations to its affiliated concessionary companies which previously operated in Mexico. As a result, FTTH waived its rights, in the same year, to its integrated sole concession, in order to avoid any risk of fine and/or revocation by IFT.

According to the LFTR, a public telecommunications concession may be renewed upon its expiration, or revoked or terminated prior to its expiration for a variety of circumstances, including:

●	unauthorized interruption or termination of service;
●	interference by the concessionaire with services provided by other operators;
●	non-compliance with the terms and conditions of the public telecommunications concession (which has expressly established that failure to comply will result in the revocation of the concession);
●	the concessionaire’s refusal to interconnect with other operators;
●	loss of the concessionaire’s Mexican nationality;
●	unauthorized assignment, transfer or encumbrance, in whole or in part, of the concession or any rights or assets;
●	the liquidation or bankruptcy of the concessionaire; and
●	ownership or control of the capital stock of the concessionaire by a foreign government.

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

Restrictions on Advertising. Mexican law restricts the type of advertising that may be broadcast on cable television. These restrictions are similar to those applicable to advertising broadcast on over-the-air channels. See “—Regulation—Television—Mexican Television Regulations—Restrictions on Advertising”.

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

Satellite Communications

Mexican Regulation of DTH Satellite Services. Under LFTR, concessions to broadcast DTH satellite services are for an initial term of up to 30 years, and are renewable for up to 30 years. We received a 30-year concession to operate DTH satellite services in Mexico utilizing SatMex satellites in May 1996. In November 2018, such concession transitioned into a unique concession which authorizes Sky to render the following services: DTH Pay TV; Private Satellite Link Services; and Fixed Telephony and Internet Access. In October 2021, we were officially notified by IFT of the extension of our concession which has been renewed for 30 years, which now expires in May 2056.

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

Like a public telecommunications network concession, a unique concession, as well as any other authorization, may be revoked or terminated by IFT prior to the end of its term in certain circumstances, which for a DTH concession include:

●	The failure to use the concession within 180 days after it was granted;
●	A declaration of bankruptcy of the concessionaire;
●	Failure to comply with the obligations or conditions specified in the concession;
●	Unlawful assignments of, or encumbrances on, the concession; or
●	Failure to pay to the government the required fees.

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

Other relevant provisions provided in the Antitrust Law, are the following:

(a)	Granting the Autoridad Investigadora, or Prosecutor Authority, authority to investigate the commission of monopolistic practices, forbidden mergers, barriers to competition, essential facilities or substantial market power.
(b)	Enhancement of the legal power of the authorities for conducting its investigations (such as requesting written evidence and testimonies and performing verification visits).
(c)	Significantly increased monetary fines for the commission of illegal conduct.
(d)	IFT or COFECE, as applicable, may determine the existence of essential facilities when the following conditions are met: (i) one or several economic agents with substantial market power control a good; (ii) the reproduction of such good by other economic agents is unviable, now or in the future, due to technical, legal or economic reasons; (iii) the good is indispensable for the provision of other goods or services in other markets and does not have close substitutes.
(e)	IFT or COFECE, as applicable, may determine the existence of barriers to competition and free markets, when an element is found that either: (i) hinders the access of new entrants; (ii) limits competition; or (iii) hinders or distorts competition and the free market process.

(f)	The resolutions issued by IFT or COFECE, as applicable, can only be challenged by an amparo claim, which will be ruled by the Antitrust, Telecommunications and Broadcasting federal courts, without any judicial stay that can suspend the execution of the resolution.

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

In May 2018, applications for the renewal of the Group’s 70 broadcasting concessions (comprising 225 TV stations), were timely filed under the LFTR and the terms set on the concessions, and as part of the renewal process, the Company regrouped its concessions to create (i) three concessionaires, each one specialized on broadcasting the National TV Networks of Las Estrellas, Canal 5 and Canal Nu9ve, respectively, and (ii) three concessionaires specialized on local TV content.

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

The Company was prevented from participating as a bidder in the 2014 public auction. See “Key Information — Risk Factors Related to Mexico — The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments” and “Key Information — Risk Factors Related to Our Business — The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”. In March 2015, IFT issued its ruling announcing Grupo Radio Centro and Imagen Television as winning bidders for two free to air broadcasting licenses with separate national coverage. Imagen Television has completed the process and received its license. However, since Grupo Radio Centro failed to pay the amount they bid for their free to air broadcasting license, the IFT’s ruling announcing them as a winning bidder was declared null and void and they will not receive the license. As a result, the auction of the portion of the spectrum that was going to be assigned to Grupo Radio Centro took place during 2017. The new bid was for 148 channels for Digital Terrestrial Television, including at least 123 channels that were not allocated in the IFT-1 bidding process for the two national digital broadcast television networks. At the end of the process, offers were received for 32 channels located in 29 different coverage areas, located in 17 States and covering about 45 percent of the country’s total population. The bidding process concluded in December 2017 with the issuance of the corresponding concession titles in favor of Compañía Periodística Sudcaliforniana, S.A. de C.V., Comunicación 2000, S.A. de C.V., Francisco de Jesús Aguirre Gómez, Intermedia de Chihuahua, S.A. de C.V., José Guadalupe Manuel Trejo García, Multimedios Televisión, S.A. de C.V., Quiero Media, S.A. de C.V., Radio Comunicación Gamar, S.A. de C.V., Radio Operadora Pegasso, S.A. de C.V., Radio-Televisión de Nayarit, S.A. de C.V., Tele Saltillo, S.A. de C.V., Televisión Digital, S.A. de C.V. and Telsusa Televisión México, S.A. de C.V. See “Key Information—Risk Factors—Risk Factors Related to Mexico—The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

None of our over-the-air television concessions has ever been revoked or otherwise terminated and, except for an immaterial concession to transmit an UHF restricted television service which expired in November 2010, all of our concessions have been renewed. See “Information on the Company—Business Overview—Regulation— Cable—Concessions”.

We believe that we have operated our television concessions substantially in compliance with their terms and applicable Mexican law. If a concession is revoked or terminated, the concessionaire could be required to forfeit to the Mexican government all of its assets or the Mexican government could have the right to purchase all the concessionaire’s assets. In our case, the assets of our licensee subsidiaries generally consist of transmitting facilities and antennas. See “Key Information—Risk Factors—Risk Factors Related to Our Business—The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

As a result of the Telecom Reform, certain provisions of the LFTR and Guidelines related to the distribution of more than one channel of programming on the same transmission channel, or multiplexing, were passed. Such provisions optimize the use of the spectrum; for example, where the 6MHz spectrum was used entirely to broadcast only one channel of programming analog standard, now based on new technologies, more than one channel of programming digital standard on the same transmission channel can be broadcast. The Company, as a Preponderant Economic Agent has a restrictive obligation related to multiplexing. The IFT shall not authorize the Preponderant Economic Agent to broadcast channels in excess of 50% of the total channels authorized to other broadcasters in the same geographic coverage. The IFT has granted multiplexing authorizations to the Company, granting access to Televisa, S. de R.L. de C.V. as its third party programmer in terms of the third party programming agreements: 35 authorizations for multiplexing the Channel 5 Network, 24 authorizations for multiplexing the Channel Nu9ve Network, two authorizations for multiplexing the Channel 2 Network, 35 authorizations for multiplexing Channel Foro TV Network and three authorizations for multiplexing the Channel CV Shopping (programmed by the Company) and 65 authorizations for temporary transmissions of the Government Educational Channel “Aprende en Casa III” (which ended on July, 11, 2021), supporting the government measures for the COVID-19 pandemic. Further filings for new authorizations are still under evaluation.

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

Restrictions on Advertising. Mexican law regulates the type and content of advertising broadcast on television. In order to prevent the transmission of misleading advertising, without affecting freedom of expression and dissemination, the broadcasting of advertisements presented as journalistic news or information is prohibited. Under current law, advertisements of alcoholic beverages (other than beer and wine) may be broadcast only after 9:00 p.m. and advertisements for tobacco products are prohibited. Advertising for alcoholic beverages must not be excessive and must be combined with general promotions of nutrition and general hygiene. Health Law Guidelines were published in the Official Gazette of the Federation on April 15, 2014 and became effective on July 7, 2014, for the advertisement of the following products: snacks, flavored drinks, candies, chocolates, or foods similar to chocolates and became effective for the remaining products on January 1, 2015. See “Key Information—Risk Factors—Risk Factors Related to Mexico—The Amendments to the Regulations of the General Health Law on Advertising Could Materially Affect Our Business, Results of Operations and Financial Condition”. Moreover, the Mexican government must approve any advertisement of lotteries and other sweepstakes games.

TV advertisement will not take up more than 18% of the broadcast time on any day in TV. However, this percentage can be increased by an additional 2% when at least 20% of the content programmed is national production. Another 5% of advertisement time can be added when at least 20% of the content programmed is independent national production. There are no restrictions on maximum rates. See “Key Information—Risk Factors—Risk Factors Related to Mexico—Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”, “—The Amendments to the Regulations of the General Health Law on Advertising Could Materially Affect Our Business, Results of Operations and Financial Situation” and “—The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

The Company must also comply with the provisions of the Agencies Law, which includes various obligations and restrictions relating to the sale of advertising for all forms of media. See “Risk Factors—Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue.”

Additional Rights for Audiences. Among others, the LFTR imposes new obligations on concessionaires. On November 29, 2016, IFT issued the Guidelines for the Defense of the Audiences, which were published on December 21, 2016, in the Federal Official Gazette. These guidelines and some related provisions of the LFTR were constitutionally challenged by the Executive Branch and the Senate particularly for concerns that they restrict freedom of speech. These procedures were dismissed by the Supreme Court of Justice by the entry into force of the reform of the LFTR published in the Official Gazette on October 31, 2017 (the “LFTR 2017 Reform”). The amendment to the LFTR includes among other things: (i) restricts the power of the IFT to regulate a large portion of the provisions established by the Guidelines for the Defense of the Audience; (ii) increases the ability of all broadcasting and telecommunications concessionaries to self-regulate themselves by granting them the ability to regulate their programming content and the way in which they decide to respect and promote the rights of the audiences through their code of ethics without being subject to IFT’s approval; (iii) removes the obligation to make sure that, when broadcasting news, the reporting of factual material is clearly distinguished from commentaries and personal analysis; and (iv) makes clear that the appointment of an Ombudsman is not subject to special specifications and procedures set by IFT. As a result, the legal provisions that are contrary to this amendment were repealed.

The LFTR 2017 Reform was challenged through actions for constitutional review (acciones de constitucionalidad), which are pending before the Supreme Court of Justice. In addition, a third-party association filed an amparo suit challenging some provisions of the LFTR 2017 Reform. As a result of such proceeding, the courts ordered the repeal of the LFTR 2017 Reform. The Company’s entities that are concessionaires challenged the decision to repeal the LFTR 2017 Reform, which is still pending.

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

Foreign Ownership. Non-Mexican ownership of shares of Mexican enterprises is restricted in some economic sectors, including broadcast television, and radio. As a result of the Telecom Reform, the participation of foreign investors can be up to 49% in free to air radio and television concessions, subject to reciprocity requirements, and up to 100% in telecommunications services and satellite communications. Such amendments are reflected in the LFTR and Mexico’s Ley de Inversión Extranjera, or Foreign Investment Law, and the Reglamento de la Ley de Inversión Extranjera y del Registro Nacional de Inversiones Extranjeras, or the Regulation of the Foreign Investment Law and the Foreign Investment National Registry. The Foreign Investment Law does not restrict foreign investment in programmers such as TVSA that make their programming channels available through free to air television. See “—Satellite Communications—Mexican Regulation of DTH Satellite Services”.

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

Telecom Reform and Broadcasting Regulations

On June 12, 2013, the Telecom Reform came into force. The Telecom Reform, the LFTR and secondary regulations issued by the President and IFT, as applicable, and certain actions recently taken by IFT, an organization with constitutional autonomy responsible for overseeing the radio and television broadcasting industries and telecommunications, including all aspects of economic competition, affect or could significantly and adversely affect our business, results of operations and financial position. See “Key Information—Risk Factors—Risk Factors Related to Mexico—The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

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

In March 2015, IFT issued its ruling announcing Grupo Radio Centro and Imagen Television as winning bidders for two free to air broadcasting licenses with separate national coverage. Imagen Television has completed the process and received its license. However, since Grupo Radio Centro failed to pay the amount they bid for their free to air broadcasting license, the IFT’s ruling announcing them as a winning bidder was declared null and void and they will not receive the license. As a result, the auction of the portion of the spectrum that was going to be assigned to Grupo Radio Centro took place during 2017. The new bid was for 148 channels for Digital Terrestrial Television, including at least 123 channels that were not allocated in the IFT-1 bidding process for the two national digital broadcast television networks. At the end of the process, offers were received for 32 channels located in 29 different coverage areas, located in 17 States and covering about 45% of the country’s total population. The bidding process concluded in December 2017 with the issuance of the corresponding concession titles in favor of Compañía Periodística Sudcaliforniana, S.A. de C.V., Comunicación 2000, S.A. de C.V., Francisco de Jesús Aguirre Gómez, Intermedia de Chihuahua, S.A. de C.V., José Guadalupe Manuel Trejo García, Multimedios Televisión, S.A. de C.V., Quiero Media, S.A. de C.V., Radio Comunicación Gamar, S.A. de C.V., Radio Operadora Pegasso, S.A. de C.V., Radio-Televisión de Nayarit, S.A. de C.V., Tele Saltillo, S.A. de C.V., Televisión Digital, S.A. de C.V. and Telsusa Televisión México, S.A. de C.V. See “Key Information—Risk Factors—Risk Factors Related to Mexico—The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments.”

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

The Telecom Reform permits 100% foreign ownership in satellite and telecommunications services concessions and increases to up to 49% the level of permitted foreign ownership in television and radio services concessions, subject to reciprocity of the originating foreign investment country. The Foreign Investment Law does not restrict foreign investment in programmers such as TVSA that make their programming channels available through free to air television.

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

The Telecom Reform calls for the National Development Plan. The National Development Plan includes a program for installing broadband connections in public facilities, which would identify the number of sites to be connected per year to promote access to broadband in public buildings dedicated to investigation, health, education, social services and in other facilities owned by the government. See “Key Information—Risk Factors—Risk Factors Related to Mexico—The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

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

The LFTR establishes the maximum amount of time that a concession holder providing broadcasting services with commercial purposes can use for commercial advertising. The maximum amount of advertising time is set at 18% of the total broadcasting time for each television channel (such percentage may be increased as described in “— Television—Mexican Television Regulations—Restrictions on Advertising”).

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

Significant Subsidiaries

The table below sets forth our significant subsidiaries as of December 31, 2021.

	Jurisdiction of
	Organization or	Percentage
Name of Significant Subsidiary	Incorporation	Ownership(1)
Cable segment:
Empresas Cablevisión, S.A.B. de C.V. (3) (5)	Mexico	51.2%
Milar, S.A. de C.V. (3)	Mexico	51.2%
Cablevisión, S.A. de C.V.	Mexico	51.2%
Cablemás subsidiaries (4)	Mexico	100.0%
Televisión Internacional, S.A. de C.V. (TVI) (2) (5)	Mexico	100.0%
Cablestar, S.A. de C.V.(2) (17)	Mexico	66.2%
Arretis S.A.P.I. de C.V.(2)(5)	Mexico	100.0%
Telecable subsidiaries (2) (7)	Mexico	100.0%
FTTH de México, S.A. de C.V. (2)(5)	Mexico	100.0%
Corporativo Vasco de Quiroga, S.A. de C.V. (CVQ)(9)	Mexico	100.0%
Sky segment:
Sky DTH, S.A. de C.V. (16)	Mexico	100.0%
Innova Holdings, S. de R.L. de C.V. (16)	Mexico	58.7%
Innova, S. de R.L. de C.V. (Innova)(10)	Mexico	58.7%
Content segment:
Grupo Telesistema , S.A. de C.V. (11)	Mexico	100.0%
Televisa, S. de R. L de C.V.(13)	Mexico	100.0%
Televisión Independiente de México, S.A. de C.V.(2)	Mexico	100.0%
Multimedia Telecom, S.A. de C.V. (2) (12)	Mexico	100.0%
Ulvik, S.A. de C.V.(2) (11)	Mexico	100.0%
Other Businesses segment:
Controladora de Juegos y Sorteos de México, S.A. de C.V.(2) (6) (14)	Mexico	100.0%
Editorial Televisa, S.A. de C.V.(2) (6)(8)	Mexico	100.0%
Grupo Distribuidoras Intermex, S.A. de C.V.(2) (6)(15)	Mexico	100.0%
Villacezán, S.A. de C.V. (2)(6)	Mexico	100.0%
(1)	Percentage of equity owned by us directly or indirectly through subsidiaries.
(2)	While each of these subsidiaries is not a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, we have included these subsidiaries in the table above to provide a more complete description of our operations.
(3)	One of two subsidiaries through which we own our equity interest in Cablevisión, S.A. de C.V.
(4)	The Cablemás subsidiaries are directly or indirectly owned by CVQ.
(5)	One of four indirect subsidiaries through which, together with the Cablemás and Telecable subsidiaries, we conduct the operations of our Cable segment.
(6)	One of four subsidiaries through which we conduct the operations of our Other Businesses segment.
(7)	The Telecable subsidiaries are directly owned by CVQ.
(8)	Direct subsidiary through which we conduct the operations of our Publishing business.
(9)	Direct subsidiary through which we conduct the operations of our Cable segment and parent company of Innova.
(10)	Indirect subsidiary through which we conduct the operations of our Sky segment. We currently own a 58.7% interest in Innova.

(11)	Direct subsidiary through which we conduct certain operations of our Content segment and certain operations of our Other Businesses segments.
(12)	Indirect subsidiary through which we maintain our investment in shares of UH II, representing 35.5% of the outstanding shares of UH II on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) as of December 31, 2021. On January 31, 2022, as part of the transaction closed with UH II on that date, we acquired an additional stake in UH II, primarily through our subsidiaries Grupo Telesistema, S.A. de C.V. and Villacezán, S.A. de C.V., to increase our investment in shares of UH II to approximately 45% of the outstanding shares of TelevisaUnivision, Inc. (formerly known as UH II) on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) as of January 31, 2022.
(13)	Indirect subsidiary through which we conduct certain operations of our Content segment. Through January 31, 2022, Televisa, S. de R.L. de C.V. was a direct subsidiary of Grupo Telesistema, S.A. de C.V.
(14)	Direct subsidiary through which we conduct the operations of our Gaming business.
(15)	Direct subsidiary through which we conduct the operations of our Publishing Distribution business
(16)	One of two subsidiaries through which we own our equity interest in Innova.
(17)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

Property, Plant and Equipment

Broadcasting, Office and Production Facilities. Our properties consist primarily of broadcasting, production facilities, television and repeater stations, technical operations facilities, workshops, studios and office facilities, most of which are located in Mexico. Some of these properties are currently leased to subsidiaries of TelevisaUnivision as part of the TelevisaUnivision Transaction. We own most of our properties or lease offices and facilities through indirect wholly owned and majority owned subsidiaries. There are no major encumbrances on any of our properties and we currently do not have any significant plans to construct any new properties or expand or improve our existing properties.

Our principal offices, which we own, are located in Santa Fe in Mexico City.

We beneficially own Azteca Stadium, which seats approximately 84,500 people, through a trust arrangement that was renewed in 1993 for a term of 30 years and that may be extended for additional periods.

Our cable television, publishing and Mexican DTH satellite service businesses are located in Mexico City.

As of December 31, 2021, our properties, excluding Azteca Stadium, represented approximately 6.16 million square feet of space, of which over 4.44 million square feet are located in Mexico City and the surrounding areas, and approximately 1.72 million square feet are located outside of Mexico City and the surrounding areas. These properties include 2.2 million square feet of broadcasting and production facilities of which 0.42 million square feet were transferred to entities of TelevisaUnivision as part of the TelevisaUnivision Transaction.

After the closing of such transaction, our properties represent approximately 5.22 million square feet of space, 2.4 million square feet of which are owned by us and leased to subsidiaries of TelevisaUnivision, including the television stations, four locations in Mexico City, 14 studios in San Angel, three studios in Santa Fe and one studio in Rojo Gomez, and 12 studios located in Chapultepec. We also own other properties, including a training center, technical operations facilities, studios, workshops, television and repeater stations, and office facilities, part of which are leased to entities of TelevisaUnivision.

We also own or lease over a total of 34,795 square feet in properties in the United States, Latin America, Spain and Switzerland in connection with our operations there. We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries. The following table summarizes our real estate and lease agreements in the United States, Latin America, Spain and Switzerland.

	Number of
Operations	Properties	Location
Television and news activities
Leased properties	2	Madrid, Spain(1)
		Zug, Switzerland(1)
Publishing activities
Owned properties	2	Miami, Florida(1)
		Caracas, Venezuela (1)
		Bogotá, Colombia(1)
DTH
Leased properties	7	San José, Costa Rica(1)
		Guatemala(1)
		Nicaragua(1)
		Panamá(1)
		San Salvador(1)
		Honduras(1)
		Dominican Republic(1)
Telephony
Leased properties	4	San Antonio, Texas(2)
		Laredo, Texas(1)
		Mission, Texas (1)

Satellites. We currently use transponder capacity on ten satellites: Eutelsat 117 West A (formerly Satmex 8), which reaches Mexico, the United States, Latin America, and the Caribbean; Eutelsat 115 West A (formerly Satmex 5), which reaches Mexico, the United States and Latin America; Intelsat IS-11, replacement of PAS 3-R (renamed in February 2007 IS-3R), which started operations in July 2009 and reaches North America, Western Europe, Latin America and the Caribbean; Galaxy 16 (formerly Galaxy IVR), which reaches Mexico, the United States and Canada; Galaxy 19, which reaches Mexico, the United States and Canada; Intelsat IS-35e, replacement of IS-905 and the migration from Intelsat IS-35e to Eutelsat E9B which reaches Western and Eastern Europe; SES-14 (formerly NSS-806), which reaches North America, Western Europe, Latin America and the Caribbean; IS-21, which reaches Central America, Mexico, the Southern United States and the Caribbean; IS-16, which reaches Central America, Mexico, the Southern United States and the Caribbean; and SM-1, which reaches Central America, Mexico, the Southern United States and the Caribbean. In March 2010, Sky reached an agreement with a subsidiary of Intelsat to lease 24 transponders on the Intelsat IS-21 satellite which is mainly used for signal reception and retransmission services over the satellite’s estimated 15-year service life. IS-21 started service in the third quarter of 2012, replacing Intelsat IS-9 as Sky’s primary transmission satellite. In April 2010, Intelsat released the IS-16 satellite, where Sky has an additional twelve transponders to deliver new DTH-HD channels and more DTH SD channels; this satellite is also a back-up satellite for our DTH venture operations. For a description of guarantees related to our DTH venture transponder obligations, see Note 14 to our consolidated year-end financial statements.

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

In December 2005, we signed an extension with PanAmSat, for the use of three transponders on the PAS-3R satellite until 2009 and 2012 and two transponders on the Galaxy IVR (replaced by Galaxy 16) satellite until 2016. In October 2015, we signed a new contract with SES S.A. until June 2019 for the replacement of two transponders of Galaxy 16. The new contract included three transponders and a full service migration to the new satellite, AMC-9. On June 17, 2017, AMC-9 experienced a technical issue that impacted the satellite and thus, we entered into a new contract until June 30, 2022 to transition the full service of 147 MHz to Intelsat’s satellites, Galaxy 16 and Galaxy 19. In December 2021, we renegotiated and renewed the contracts for the four transponders (147MHz) with Intelsat, which expire on June 30, 2026.

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

In August 2009, the contract on two remaining transponders of the IS-3R satellite expired (end of life of the satellite). We negotiated a new contract for the transponder on the IS-905 satellite until August 31, 2015, for the distribution of our content in Europe. In September 2015, the contract was renewed with Intelsat until August 2018. Migration from IS-905 to IS-35e took place from June to August 2018, and we renewed the contract with Intelsat from November 1, 2018 until October 31, 2021. We negotiated a new contract with Eutelsat and migrated from IS-35e to Eutelsat E9B. The new contract expires on December 31, 2024.

We have renewed the contract with Intelsat for Satellite PAS-3R referred as PAS-11 until November 30, 2022, which is the end of the satellite’s life, and renewed satellite IS-34 until November 30, 2025. The migration will start several months before the end of the existing contract.

In February 2012, we renewed the contract with Satélites Mexicanos, S.A. de C.V., or Satmex, on Satmex 5 until January 31, 2015. In March 2014, Satélites Mexicanos, S.A. de C.V. was renamed Eutelsat Americas, as a part of Eutelsat Group. In February 2015, we renewed our contracts with Eutelsat Americas until January 2018, and also contracted for a new transponder on Eutelsat 117 West A from April 2015 until March 2018. In February and April 2018, we renewed our contracts with Eutelsat America until December 2022. In January 2019, we contracted for a new transponder on Eutelsat 117 West A from January 2019 until December 2021. In August 2020, we renegotiated and renewed the contracts for the three transponders with Eutelsat America until December 2024.

On November 15, 2016, we contracted a half transponder on SES NSS-806 until January 31, 2018. On September 5, 2018, SES NSS-806 was replaced with SES-14 and the contract was renewed with SES until January 31, 2019. On February 1, 2019, the contract with SES was renewed until January 31, 2020. In this renewal, the bandwidth was decreased from 18 MHz to 6 MHz. On February 1, 2020, the contract was renewed with SES until January 31, 2021. On February 1, 2021, the contract was renewed with SES until January 31, 2022. The bandwidth remained at 6 MHz. On February 1, 2022, this contract was renewed with SES until January 31, 2023, with the bandwidth under the contract remaining at 6 MHz.

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

Item 5.Operating and Financial Review and Prospects.

You should read the following discussion together with our consolidated year-end financial statements and the accompanying notes, which appear elsewhere in this annual report. This annual report contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly in “Key Information—Risk Factors”. See “Key Information—Forward-Looking Statements” for further discussion of the risks and uncertainties inherent in forward-looking statements. In addition to the other information in this annual report, investors should consider carefully the following discussion and the information set forth under “Key Information—Risk Factors” before evaluating us and our business.

COVID-19 Impact

For the quarter ended March 31, 2022, the financial crisis caused by the COVID-19 pandemic still had a negative effect on our business, financial position and results of operations and it is currently difficult to predict the degree of the impact in the future.

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

Although vaccination efforts have continued, the Mexican Government is still implementing its plan to reactivate economic activities in accordance with color-based phases determined in every state of the country. Most non-essential economic activities are open, and there are some limitations in place with respect to capacity and hours of operation. Notwithstanding the foregoing, during the quarter ended March 31, 2022, this has affected, and is still affecting, the ability of our employees, suppliers and customers to conduct their functions and businesses in their typical manner.

As of the date of this report, given that it is considered an essential economic activity, we have continued operating our telecommunications business uninterrupted to continue benefiting the country with connectivity and information.

In our Other Businesses segment, sporting and other entertainment events for which we have broadcast rights, or which we organize, promote and/or are located in venues we own, are operating with some restrictions and taking the corresponding sanitary measures, and to date all of our casinos have resumed operations with reduced capacity and hours of operation, with some casinos closing and reopening in regions with a higher number of COVID-19 cases, as mandated by the authorities. Local authorities may impose additional rules, including restrictions on capacity and operating hours, which may affect the results of our Other Businesses segment in the following months.

In addition, the authorities may impose restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines, which could be expensive or burdensome to implement, and which may affect our operations.

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

TelevisaUnivision Transaction

On January 31, 2022, we and Univision Holdings, Inc., or UHI, announced the consummation of the TelevisaUnivision Transaction with UHI and, for the limited purposes set forth in the transaction agreement (the “2021 Transaction Agreement”), affiliates of Searchlight Capital Partners, LP (“Searchlight”), ForgeLight LLC (“ForgeLight”) and Liberty Global plc, through its venture investment vehicle (“Liberty Global”), pursuant to which, among other things, we contributed our Content business (other than certain assets relating to our news business, real estate and Mexican over-the-air broadcast concessions) to UHI.

In consideration for the contribution of our Content business, we received approximately U.S. $4.5 billion in a combination of cash (U.S. $3.0 billion) and U.S. $1.5 billion of common and preferred shares of TelevisaUnivision excluding closing consideration adjustments. In addition, the Company and Univision have entered into commercial arrangements pursuant to which the Company will receive additional consideration valued at approximately U.S. $300 million in the aggregate. As a result of the TelevisaUnivision Transaction, we own an approximately 45% equity interest in TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options). Our investment in TelevisaUnivision is currently held in the form of shares of common stock and convertible preferred stock. The value of the common stock and preferred stock of TelevisaUnivision, neither of which are publicly traded, will fluctuate and could materially increase or decrease the value of our investment.

As a result of the completion of the TelevisaUnivision Transaction, our cash and cash equivalents increased by U.S. $3.2 billion, and our investment in common and preferred shares of TelevisaUnivision increased by U.S. $1.5 billion. In addition, during the first quarter of 2022, we recognized: (i) a preliminary consideration of U.S.$3.2 billion in cash, U.S.$750 million in Class A common stock of TelevisaUnivision, and U.S.$750 million in Series B participating preferred stock of TelevisaUnivision, with an annual cumulative dividend of 5.5%; (ii) a preliminary income from discontinued operations in the amount of Ps.54,765.4 million, net of income taxes; and (iii) an increase in our share in TelevisaUnivision from 35.5% to 45.0% on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options). Also, beginning in the first quarter of 2022, we began to present the results of our disposed businesses as discontinued operations in our consolidated statements of income for any prior period presented for comparative purposes and for the month ended January 31, 2022. These effects were partially offset in our consolidated statement of income by a reduction in our consolidated operating income resulting primarily from the disposal of our Content business segment. As a result of the completion of the TelevisaUnivision Transaction, we will no longer consolidate the results of our Content business segment.  The following discussion is a historical presentation of our financial statements and does not reflect the impact of the TelevisaUnivision Transaction.

Preparation of Financial Statements

As required by regulations issued by Comisión Nacional Bancaria y de Valores, or the Mexican Banking and Securities Commission, for listed companies in Mexico, our financial information is presented in accordance with the IFRS as issued by the IASB for financial reporting purposes.

	Year Ended December 31,
	2021		2020		2019

	(Millions of Pesos)(1)
Net sales	Ps.	103,521.8	Ps.	97,361.6	Ps.	101,757.2
Cost of sales		59,561.5		56,989.6		59,067.4
Selling expenses		10,460.2		10,366.6		11,099.0
Administrative expenses		13,710.8		12,713.7		13,269.2
Other income (expense), net		2,388.0		233.7		(1,316.6)
Operating income		22,177.3		17,525.4		17,005.0
Finance expense, net		11,748.6		6,255.0		8,810.8
Share of income (loss) of joint ventures and associates, net		3,671.9		(5,739.7)		581.1
Income taxes		6,745.8		5,227.9		2,668.5
Net income		7,354.8		302.8		6,106.8
Net income attributable to non-controlling interests		1,299.0		1,553.1		1,480.7
Net income (loss) attributable to stockholders of the Company	Ps.	6,055.8	Ps.	(1,250.3)	Ps.	4,626.1
(1)	Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2021, 2020 and 2019 included in this annual report due to differences in rounding.

Results of Operations

For segment reporting purposes, our consolidated cost of sales, selling expenses and administrative expenses for the years ended December 31, 2021, 2020 and 2019 exclude corporate expenses and depreciation and amortization, which are presented as separate line items. The following table sets forth the reconciliation between our operating segment income and the consolidated operating income according to IFRS:

	Year Ended December 31,
	2021		2020		2019

	(Millions of Pesos)(1)
Net sales(2)	Ps.	103,521.8	Ps.	97,138.3	Ps.	100,915.8
Cost of sales(2)(3)		59,561.5		40,423.1		43,141.9
Selling expenses(2)(3)		10,460.2		8,854.6		9,279.5
Administrative expenses(2)(3)		13,710.8		7,421.2		7,534.5
Intersegment operations(4)		64.4		71.5		72.2
Operating segment income		43,475.5		40,510.9		41,032.1
Corporate expenses		2,203.5		1,882.9		1,888.4
Depreciation and amortization		21,418.3		21,260.8		21,008.8
Other income (expense), net		2,388.0		233.7		(1,316.6)
Intersegment operations(4)		(64.4)		(71.5)		(72.2)
Disposed operations(2)		—		(4.0)		258.9
Operating income	Ps.	22,177.3	Ps.	17,525.4	Ps.	17,005.0
(1)	Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2021, 2020 and 2019 included in this annual report due to differences in rounding.
(2)	The sale of the Company’s Radio Business was concluded on July 2, 2020. Accordingly, the net sales, cost of sales, operating expenses and the operating segment income associated with the Radio Business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the years ended December 31, 2020 and 2019.
(3)	Excluding corporate expenses and depreciation and amortization.
(4)	As a result of the adoption of IFRS 16 Leases (“IFRS 16”), intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level.

The following table sets forth our segment net sales data for the indicated periods as a percentage of total segment net sales:

	Year Ended December 31,(1)
Segment Net Sales	2021	2020	2019
Cable	43.3%	43.5%	39.2%
Sky	19.8	21.2	20.1
Content	32.4	31.2	33.0
Other Businesses	4.5	4.1	7.7
Total segment net sales	100.0%	100.0%	100.0%
Intersegment operations	(6.8)	(6.9)	(5.1)
Disposed operations	—	0.2	0.8
Total consolidated net sales	93.2%	93.3%	95.7%

The following table sets forth our consolidated operating income as a percentage of our total consolidated net sales:

	Year Ended December 31,(1)
	2021	2020	2019
Net Sales
Cost of sales(2)	41.0%	41.7%	42.8%
Selling expenses(2)	9.2	9.1	9.2
Administrative and corporate expenses(2)	10.0	9.6	9.3
Depreciation and amortization	20.7	21.8	20.7
Other (income) expense, net	(2.3)	(0.2)	1.3
Consolidated operating income	21.4	18.0	16.7
Total consolidated net sales	100.0%	100.0%	100.0%

(1)	Certain segment data set forth in these tables may vary from the corresponding data set forth in our consolidated year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report include sales from intersegment operations in all periods presented. See Note 26 to our consolidated year-end financial statements.
(2)	Excluding depreciation and amortization.

Summary of Business Segment Results

The following tables set forth the net sales and operating segment income of each of our reportable business segments and intersegment operations, corporate expenses, depreciation and amortization, other income (expense), net and disposed operations for the years ended December 31, 2021, 2020 and 2019. Reportable segments are those that are based on our method of internal reporting to senior management for making operating decisions and evaluating performance of operating segments, and certain qualitative, grouping and quantitative criteria. As of December 31, 2021, we classified our operations into four business segments: Cable, Sky, Content and Other Businesses.

	Year Ended December 31,
	2021		2020		2019

	(Millions of Pesos)(1)
Segment Net Sales
Cable	Ps.	48,020.9	Ps.	45,367.1	Ps.	41,702.0
Sky		22,026.6		22,134.7		21,347.1
Content		35,941.9		32,613.0		35,060.5
Other Businesses(2)		5,029.1		4,276.0		8,200.3
Total Segment Net Sales		111,018.5		104,390.8		106,309.9
Intersegment Operations(1)		(7,496.7)		(7,252.5)		(5,394.1)
Disposed Operations(2)		—		223.3		841.4
Total Consolidated Net Sales	Ps.	103,521.8	Ps.	97,361.6	Ps.	101,757.2

Operating Segment Income
Cable	Ps.	20,285.0	Ps.	18,898.3	Ps.	17,797.6
Sky		8,504.2		9,135.3		9,121.2
Content		13,779.0		12,360.8		12,649.1
Other Businesses(2)		907.3		116.5		1,464.2
Total Operating Segment Income(3)		43,475.5		40,510.9		41,032.1
Corporate Expenses(3)		(2,203.5)		(1,882.9)		(1,888.4)
Depreciation and Amortization(3)		(21,418.3)		(21,260.8)		(21,008.8)
Other Income (Expense), net		2,388.0		233.7		(1,316.6)
Intersegment Operations(4)		(64.4)		(71.5)		(72.2)
Disposed Operations(2)		—		(4.0)		258.9
Consolidated Operating Income(5)	Ps.	22,177.3	Ps.	17,525.4	Ps.	17,005.0
(1)	Certain segment data set forth in these tables may vary from the corresponding data set forth in our consolidated year-end financial statements due to differences in rounding. The segment net sales and total segment net sales data set forth in this annual report include sales from intersegment operations in all years presented. See Note 26 to our consolidated year-end financial statements.
(2)	The sale of the Company’s Radio business was concluded on July 2, 2020. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the years ended December 31, 2020 and 2019.
(3)	The total operating segment income data set forth in this annual report do not include corporate expenses nor depreciation and amortization in any year presented, but are presented herein to facilitate the discussion of segment results.
(4)	As a result of the adoption of IFRS 16, intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level.

(5)	Consolidated operating income reflects corporate expenses, depreciation and amortization, other income (expense), net, intersegment operations and disposed operations in the years presented. See Note 26 to our consolidated year-end financial statements.

Seasonality

Our results of operations are seasonal. We typically recognize a disproportionately large percentage of our overall consolidated net sales (principally advertising) in the fourth quarter in connection with the holiday shopping season. For example, in 2021, 2020 and 2019, we recognized 27.8%, 28.5% and 27.8%, respectively, of our consolidated net sales in the fourth quarter of the year. Our costs, in contrast to our revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

Preponderant Economic Agent Status

For a discussion of the consequences regarding IFT’s March 6, 2014 decision determining that we, together with other entities with concessions to provide broadcast television, are preponderant economic agents in the broadcasting sector in Mexico see “Key Information—Risk Factors—Risk Factors Related to Mexico—The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”. For a discussion regarding the opportunities and options for us as a result of IFT’s determination that Grupo Carso, S.A.B de C.V., Grupo Financiero Inbursa, S.A.B. de C.V., and other entities are preponderant economic agents in the telecommunications market in Mexico see “Information on the Company— Business Overview—Business Strategy—Expanding our Business in the Mexican Telecommunications Markets by Taking Advantage of the Telecom Reform and Implementing Legislation”.

Results of Operations for the Year Ended December 31, 2021

Compared to the Year Ended December 31, 2020

Total Segment Results

Net Sales

Net sales increased by Ps.6,160.2 million, or 6.3%, to Ps.103,521.8 million for the year ended December 31, 2021 from Ps.97,361.6 million for the year ended December 31, 2020. This increase was due to revenue growth in the Content, Cable and Other Businesses segments, which was partially offset by a decrease in revenues in our Sky segment.

Cost of Sales

Cost of sales increased by Ps.1,833.9 million, or 4.5%, to Ps.42,429.2 million for the year ended December 31, 2021 from Ps.40,595.3 million for the year ended December 31, 2020. This increase was mainly due to higher costs in our Content, Cable and Sky segments.

Selling Expenses

Selling expenses increased by Ps.587.9 million, or 6.6%, to Ps.9,480.5 million for the year ended December 31, 2021 from Ps.8,892.6 million for the year ended December 31, 2020. This increase was attributable to higher selling expenses in our Content, Sky and Cable segments.

Administrative and Corporate Expenses

Administrative and corporate expenses increased by Ps.1,083.3 million, or 11.6%, to Ps.10,404.5 million for the year ended December 31, 2021 from Ps.9,321.2 million for the year ended December 31, 2020. The increase mainly reflects higher administrative expenses in our Cable and Content segments.

Corporate expenses increased by Ps.320.6 million, or 17.0%, to Ps.2,203.5 million in 2021, from Ps.1,882.9 million in 2020. This increase was due to increased expenses associated with our employee profit sharing program.

Share-based compensation expense in 2021 and 2020 amounted to Ps.1,088.4 million and Ps.984.4 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

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

Cable net sales, representing 43.3% and 43.5% of our segment net sales for the years ended December 31, 2021 and 2020, respectively, increased by Ps.2,653.8 million, or 5.8%, to Ps.48,020.9 million for the year ended December 31, 2021 from Ps.45,367.1 million for the year ended December 31, 2020.

Total revenue generating units or RGUs reached 14.6 million. Total net additions for the year were approximately 501.3 thousand.

Cable operating segment income increased by Ps.1,386.7 million, or 7.3%, to Ps.20,285.0 million for the year ended December 31, 2021 from Ps.18,898.3 million for the year ended December 31, 2020, and the margin reached 42.2%.

These favorable variances were partially offset by higher broadband, commissions and personnel costs and expenses.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2021 and 2020.

	2021	2020
Video	4,166,460	4,284,682
Broadband (data)	5,649,102	5,430,859
Voice	4,617,265	4,296,530
Mobile	156,051	75,515
RGUs	14,588,878	14,087,586

Sky

Sky net sales are primarily derived from program services, activation fees and equipment rental to subscribers, national advertising sales and broadband internet services, and as of 2019 it provides telephone services to its subscribers.

Sky net sales, representing 19.8% and 21.2% of our segment net sales for the years ended December 31, 2021 and 2020, respectively, decreased by Ps.108.1 million, or 0.5%, to Ps.22,026.6 million for the year ended December 31, 2021 from Ps.22,134.7 million for the year ended December 31, 2020. This decrease was due to the decrease in the number of video RGUs as a result of the post-pandemic slowdown.

Total net additions for the year were approximately 22.1 thousand RGUs. This growth was mainly driven by 91.6 thousand broadband and mobile net additions; and was partially offset by a decrease of 69.2 thousand in video RGUs. In addition, Sky closed the year with 175,225 video RGUs in Central America and the Dominican Republic.

The following table sets forth the breakdown of RGUs per service type for Sky as of December 31, 2021 and 2020.

	2021	2020
Video	7,408,075	7,477,294
Broadband (data)	727,226	665,907
Voice	601	892
Mobile	30,266	—
RGUs	8,166,168	8,144,093

Sky operating segment income decreased by Ps.631.1 million, or 6.9%, to Ps.8,504.2 million for the year ended December 31, 2021 from Ps.9,135.3 million for the year ended December 31, 2020, and the margin was 38.6%. The decrease in operating segment income was due to the decrease in revenues and an increase in programming, broadband, and special events costs.

Content

We categorize our sources of revenue in our Content segment as follows:

●	Advertising,
●	Network Subscription, and
●	Licensing and Syndication.

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

The Network Subscription revenue is derived from domestic and international programming services provided to independent cable television systems in Mexico and our DTH satellite and cable television businesses. These programming services for cable and pay-per-view television companies are provided in Mexico, other countries in Latin America, the United States and Europe. The programming services consist of both programming produced by us and programming produced by third parties. As discussed above, beginning on January 31, 2022, we are no longer engaged in the Content business operations as a result of the closing of the TelevisaUnivision Transaction.

The Licensing and Syndication revenue is derived from international program licensing and syndication fees. Our television programming is licensed and syndicated to customers abroad, including Univision.

The following table presents net sales and operating segment income in our Content segment, and the percentage of change when comparing 2021 with 2020:

	Year Ended December 31,
	2021		2020		Change

	(Millions of Pesos)				(%)
Net Sales
Advertising	Ps.	19,162.0	Ps.	16,349.8	17.2%
Network Subscription Revenue		5,390.8		5,466.2	(1.4)%
Licensing and Syndication		11,389.1		10,797.0	5.5%
Total Net Sales	Ps.	35,941.9	Ps.	32,613.0	10.2%
Operating Segment Income	Ps.	13,779.0	Ps.	12,360.8	11.5%

Content net sales, representing 32.4% and 31.2% of our total segment net sales for the years ended December 31, 2021 and 2020, respectively, increased by Ps.3,328.9 million, or 10.2%, to Ps.35,941.9 million for the year ended December 31, 2021 from Ps.32,613.0 million for the year ended December 31, 2020.

Advertising revenue increased by 17.2%. The increase in sales is due to increased marketing activity and advertising spending across all major categories as a result of the recovery of the economy.

Network Subscription Revenue decreased by 1.4%. The marginal decrease is mainly related to the unfavorable impact of the appreciation of the Mexican peso on our dollar-denominated revenues.

Licensing and Syndication revenue increased by 5.5%. The increase was due to higher royalties from Univision by 10.1%, reaching U.S.$417.8 million dollars in 2021 from U.S.$379.6 million dollars in 2020.

Content operating segment income increased by Ps.1,418.2 million, or 11.5%, to Ps.13,779.0 million for the year ended December 31, 2021 compared with Ps.12,360.8 million for the year ended December 31, 2020. The margin was 38.3%. This increase was due to the increase in net sales, which was partially offset by an increase in production costs commission and personnel expenses.

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

We sold approximately 55%, 42% and 54% of total available national advertising time on our networks during prime time broadcasts in 2019, 2020 and 2021, respectively, and approximately 49%, 40% and 49% of total available national advertising time during all time periods in 2019, 2020 and 2021 respectively. Television broadcasting advertising time that is not sold to the public is primarily used to satisfy our legal obligation to the Mexican government to provide Official Television Broadcast Time and to promote, among other things, our products.

We moved the closing of the 2022 and 2021 up-front plans from the last quarter of 2021 and 2020 to the first months of 2022 and 2021, respectively. In light of this change, the results cannot be compared to those obtained in previous years. As of April 2022 and 2021, we and TelevisaUnivision had received Ps.15,068 million and Ps.14,525 million, respectively, of advertising deposits and advances for advertising time in all of our Content platforms and in other segments, and we are still in negotiations with some clients. As of April 2022 and 2021, we and TelevisaUnivision had collected 21% and 30%, respectively, of these amounts. The rest is in the form of short-term, non-interest bearing notes. The weighted average maturity of these notes as of April 2022 and 2021 was 4.0 months for both periods.

Other Businesses

Other Businesses net sales are primarily derived from the promotion of sports and special events in Mexico, the distribution of feature films, gaming, publishing and publishing distribution.

Other Businesses net sales, representing 4.5% and 4.1% of our segment net sales for the years ended December 31, 2021 and 2020, respectively, increased by Ps.753.1 million, or 17.6%, to Ps.5,029.1 million for the year ended December 31, 2021 from Ps.4,276.0 million for the year ended December 31, 2020. This increase was due mainly to our gaming and sports and special events businesses; and was partially offset by a decrease in our distribution of feature films business.

Other Businesses operating segment income increased by Ps.790.8 million, or 678.8%, to Ps.907.3 million for the year ended December 31, 2021 from Ps.116.5 million for the year ended December 31, 2020. This increase was primarily due to the increase in net sales as well as lower costs and expenses in our publishing and publishing distribution businesses.

The sale of the Company’s Radio business was concluded on July 2, 2020. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the year ended December 31, 2020.

Depreciation and Amortization

Depreciation and amortization expense increased by Ps.157.5 million, or 0.7%, to Ps.21,418.3 million for the year ended December 31, 2021 from Ps.21,260.8 million for the year ended December 31, 2020. This change primarily reflected an increase in depreciation and amortization expense in our Sky and Cable segments.

Other Income or Expense, Net

Other income or expense, net, increased by Ps.2,154.3 million to other income, net of Ps.2,388.0 million for the year ended December 31, 2021, from other income, net of Ps.233.7 million for the year ended December 31, 2020. This increase reflected primarily by a Ps.4,547.0 million pre-tax gain on the disposition of our former 40% equity stake in Ocesa Entretenimiento, S.A. de C.V. This pre-tax gain was partially offset by: (i) increased expenses related to a legal and financial advisory and professional services; (ii) accrued expenses related to the TelevisaUnivision Transaction; (iii) surcharges resulting from payments made in 2021 by three companies in our Cable, Sky and Content segments for income taxes for prior years; (iv) an increase in impairment adjustments primarily in connection with goodwill, intangible assets and property and equipment in our Other Businesses segment; (v) a higher non-recurring severance expense in connection with dismissals of personnel in the Content and Cable segments; (vi) the absence in 2021 of a Ps.932.4 million pre-tax gain on disposition of our 50% equity stake in our former Radio business, which sale was concluded in July, 2020; and (vii) the absence in 2021 of a Ps.167.6 million one-time cash reimbursement in the second quarter of 2020, in connection with a legal outcome favorable to our former associate, Imagina Media Audiovisual, S.L.

Non-operating Results

Finance Income or Expense, Net

Finance income or expense, net, significantly impacts our consolidated financial statements in periods of currency fluctuations. Under IFRS, finance income or expense, net, reflects:

●	interest expense;
●	interest income;
●	foreign exchange gain or loss attributable to monetary assets and liabilities denominated in foreign currencies; and
●	other finance income or expense, net, including gains or losses from derivative instruments.

Our foreign exchange position is affected by our assets or liabilities denominated in foreign currencies, primarily U.S. dollars. We record a foreign exchange gain or loss if the exchange rate of the Peso to the other currencies in which our monetary assets or liabilities are denominated varies.

Finance expense, net, increased by Ps.5,493.6 million to Ps.11,748.6 million for the year ended December 31, 2021, from Ps.6,255.0 million for the year ended December 31, 2020. This increase reflected primarily: (i) a Ps.5,055.0 million unfavorable change in foreign exchange gain or loss, net, resulting primarily from a 2.8% depreciation of the Mexican peso against the U.S. dollar for the year ended December 31, 2021, on a higher U.S. dollar average net liability position in 2021, compared with an average appreciation of the Mexican peso against the U.S. dollar during the year ended December 31, 2020; (ii) a Ps.512.8 million decrease in interest income, primarily due to a lower average amount of cash equivalents; and (iii) a Ps.1,272.5 million unfavorable change in other finance income or expense, net, resulting primarily from changes in fair value of our derivative contracts. These unfavorable variances were partially offset by a Ps.1,346.7 million decrease in interest expense, primarily due to a lower average principal amount of long-term debt in 2021.

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

Share of income or loss of associates and joint ventures, net, changed by Ps.9,411.6 million, to a share of income of Ps.3,671.9 million in 2021, from a share of loss of Ps.5,739.7 million in 2020. This favorable change reflected mainly (i) the absence of a Ps.5,455.4 million impairment adjustment to the carrying value of our investment in shares of UHI as of March 31 of 2020; (ii) a reversal of a loss impairment made in the second half of 2021 in the amount of Ps.4,161.7 million, in connection with the impairment adjustment recognized in 2020 to the carrying amount of our investment in shares of Univision Holdings II, Inc. (“UH II”) (UHI through May 18, 2021); and (iii) a lower share of loss of OCEN, in which we maintained a 40% interest and disposed of in December, 2021.

Income Taxes

Income taxes increased by Ps.1,517.9 million, or 29.0%, to Ps.6,745.8 million in 2021, compared with Ps.5,227.9 million in 2020. This increase reflected mainly a higher effective income tax rate, primarily in connection with (i) an inflationary tax gain in some of our companies resulting primarily from a higher inflation in 2021 (7.4% in 2021 compared to 3.2% in 2020); (ii) additional income taxes from prior years paid by three of our companies, resulting from assessments made by the Mexican tax authority in the second and third quarters of 2021; (iii) a partial write-off of a deferred income tax asset recognized in 2014, as result of an assessment made by the Mexican tax authority in the first quarter of 2022; and (iv) income taxes paid in 2021 from gains on sales of shares and property among some of our companies in conjunction with reorganization activities contemplated by the 2021 Transaction Agreement.

The Mexican corporate income tax rate was 30% in each of 2021, 2020 and 2019, and will be 30% in 2022.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests reflects that portion of operating results attributable to interests held by third parties in businesses, which are not wholly-owned by us, including our Cable and Sky segments.

Net income attributable to non-controlling interests decreased by Ps.254.1 million, or 16.4%, to Ps.1,299.0 million in 2021, compared with Ps.1,553.1 million in 2020. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky and Cable segments.

Net Income or Loss Attributable to Stockholders of the Company

Net income or loss attributable to stockholders of the Company amounted to a net income of Ps.6,055.8 million for the year ended December 31, 2021, compared with a net loss of Ps.1,250.3 million for the year ended December 31, 2020. The favorable net change of Ps.7,306.1 million, reflected:

●	a Ps.9,411.6 million favorable change in share of income or loss of associates and joint ventures, net;
●	a Ps.2,655.1 million increase in income before depreciation and amortization;
●	a Ps.2,154.3 million increase in other income, net; and
●	a Ps.254.1 million decrease in net income attributable to non-controlling interests.

These changes were partially offset by:

●	a Ps.5,493.6 million increase in finance expense, net;
●	a Ps.1,517.9 million increase in income taxes; and
●	a Ps.157.5 million increase in depreciation and amortization.

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

These favorable variances were partially offset by higher programming and personnel costs and expenses.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2020 and 2019.

	2020	2019
Video	4,284,682	4,318,863
Broadband (data)	5,430,859	4,696,054
Voice	4,296,530	3,637,992
Mobile	75,515	—
RGUs	14,087,586	12,652,909

Sky

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

Other Businesses

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

Non-operating Results

Finance Income or Expense, Net

Finance income or expense, net, significantly impacts our consolidated financial statements in periods of currency fluctuations. Under IFRS, finance income or expense, net, reflects:

●	interest expense;
●	interest income;
●	foreign exchange gain or loss attributable to monetary assets and liabilities denominated in foreign currencies; and
●	other finance income or expense, net, including gains or losses from derivative instruments.

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

Share of income or loss of associates and joint ventures, net, changed by Ps.6,320.8 million, to a share of loss of Ps.5,739.7 million in 2020, from a share of income of Ps.581.1 million in 2019. This unfavorable change reflected mainly: (i) a Ps.5,455.4 million impairment adjustment to the carrying value of our investment in shares of UHI during the first quarter of 2020; (ii) a lower share of income of UHI, and (iii) a share of loss of OCEN, a live entertainment company with operations primarily in Mexico, in which we maintain a 40% interest.

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

The Mexican corporate income tax rate was 30% in each of the years 2021, 2020 and 2019, and will be 30% in 2022.

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

Net Income or Loss Attributable to Stockholders of the Company

Net income or loss attributable to stockholders of the Company amounted to a loss of Ps.1,250.3 million for the year ended December 31, 2020, compared with a net income of Ps.4,626.1 million for the year ended December 31, 2019. The unfavorable net change of Ps.5,876.4 million, reflected:

●	a Ps.6,320.8 million decrease in share of income or loss of associates and joint ventures, net;
●	a Ps.2,559.4 million increase in income taxes;
●	a Ps.777.9 million decrease in income before depreciation and amortization;
●	a Ps.252.0 million increase in depreciation and amortization; and
●	a Ps.72.4 million increase in net income attributable in non-controlling interests.

These changes were partially offset by:

●	a Ps.2,555.8 million decrease in finance expense, net; and
●	a Ps.1,550.3 million increase in operating in other income.

Effects of Depreciation and Inflation

The following table sets forth, for the periods indicated:

●	the percentage that the Peso depreciated or appreciated against the U.S. Dollar;
●	the Mexican inflation rate;
●	the U.S. inflation rate; and
●	the percentage change in Mexican GDP compared to the prior period.

.0
	Year Ended December 31.
	2021	2020	2019
Depreciation (appreciation) of the Peso as compared to the U.S. Dollar(1)	2.8%	6.0%	(4.0)%
Mexican inflation rate(2)	7.4	3.2	2.8
U.S. inflation rate	7.0	1.3	2.3
Increase (decrease) in Mexican GDP(3)	4.8	(8.2)	(0.1)
(1)	Based on changes in the Interbank Rates, as reported by CitiBanamex, at the end of each period, which were as follows: Ps.18.8838 as of December 31, 2019, Ps.19.9493 as of December 31, 2020, and Ps.20.5031 as of December 31, 2021.
(2)	Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 105.9 in 2019; 109.3 in 2020; and 117.3 in 2021.
(3)	As estimated by the Instituto Nacional de Estadística, Geografía e Informática, or INEGI.

The general condition of the Mexican economy, the depreciation of the Peso as compared to the U.S. Dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

●	Advertising and Other Revenues. Inflation in Mexico adversely affects consumers. As a result, our advertising customers may purchase less advertising, which would reduce our advertising revenues, and consumers may reduce expenditures for our other products and services, including pay-TV services.
●	Foreign Currency-Denominated Revenues and Operating Costs and Expenses. We have substantial operating costs and expenses denominated in foreign currencies, primarily in U.S. Dollars. These costs are principally due to our activities in the United States, the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our foreign currency-denominated revenues and operating costs and expenses stated in millions of U.S. Dollars for 2021, 2020 and 2019:

	Year Ended December 31,
	2021		2020		2019

	(Millions of U.S. Dollars)
Revenues	U.S.$	701	U.S.$	720	U.S.$	823
Operating costs and expenses		570		567		677

On a consolidated basis, in 2021, 2020 and 2019, our foreign-currency-denominated costs and expenses did not exceed our foreign-currency-denominated revenues but there can be no assurance that they will continue not to do so in the future. As a result, we will continue to remain exposed to future depreciation of the Peso, which would increase the Peso equivalent of our foreign-currency-denominated costs and expenses.

●	Finance Expense, Net. The depreciation of the Peso as compared to the U.S. Dollar generates foreign exchange losses relating to our net U.S. Dollar-denominated liabilities and increases the Peso equivalent of our interest expense on our U.S. Dollar-denominated indebtedness. Foreign exchange losses, derivatives used to hedge foreign exchange risk and increased interest expense increase our finance expense, net.

We have also entered into and will continue to consider entering into additional financial instruments to hedge against Peso depreciation and reduce our overall exposure to the depreciation of the Peso as compared to the U.S. Dollar, inflation and high interest rates. We cannot assure you that we will be able to enter into financial instruments to protect ourselves from the effects of the depreciation of the Peso as compared to the U.S. Dollar, inflation and increases in interest rates, or if so, on favorable terms. In the past, we have designated, and from time to time in the future we may designate, certain of our investments or other assets as effective hedges against Peso depreciations. See “Key Information—Risk Factors—Risk Factors Related to Mexico”, “Quantitative and Qualitative Disclosures About Market Risk—Market Risk Disclosures” and Note 4 to our consolidated year-end financial statements.

IFRS

Our consolidated financial information as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, was prepared in accordance with IFRS as issued by the IASB.

Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2022. Our management does not expect the pronouncements effective for annual periods beginning on January 1, 2022 to have a material impact on our consolidated financial statements. Our management is in the process of assessing the potential impact those pronouncements effective for annual periods beginning on or after January 1, 2022 will have on our consolidated financial statements. Some amendments and improvements to certain IFRS standards became effective on January 1, 2021, and they did not have any significant impact on our consolidated financial statements.

Effective for Annual
Periods Beginning
New or Amended IFRS Standard	Title of the IFRS Standard	On or After
Amendments to IFRS 10 and IAS 28(1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 17 (2)	Insurance Contracts	January 1, 2023
Amendments to IAS 1 (1)	Classification of Liabilities as Current or Non-current	January 1, 2023
Annual Improvements (1)	Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
Amendments to IAS 16 (1)	Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022
Amendments to IAS 37 (1)	Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3 (1)	Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 8 (1)	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2 (1)	Disclosure of Accounting Policies	January 1, 2023
Amendment to IFRS 16 (1)	Covid-19-Related Rent Concessions beyond 30 June 2021	April 1, 2021
Amendments to IAS 12 (1)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendment to IFRS 17 (2)	Initial Application of IFRS 17 and IFRS 9 – Comparative Information	January 1, 2023
(1)	This new or amended IFRS Standard is not expected to have a significant impact on our consolidated financial statements.
(2)	This new or amended IFRS Standard is not expected to be applicable to our consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued in September 2014, and addressed and acknowledged an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely. Entities are required to apply these amendments prospectively to the sale or contribution of assets occurring in annual periods beginning on or after a date to be determined by the IASB. Earlier application is permitted. If an entity applies these amendments earlier, it shall disclose that fact. These amendments are expected to be applicable to the our consolidated financial statements in connection with the closing of the transaction with UH II in the first quarter of 2022 (see Note 3 to our consolidated year-end financial statements). As permitted, we will apply these amendments in 2022 and disclose this fact in our consolidated financial statements.

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

Amendments to IAS 1 Classification of Liabilities as Current or Non-current were issued in January 2020, and clarify one of the criteria in IAS 1 for classifying a liability as non-current that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. An entity shall apply these amendments for annual reporting periods beginning on or after January 1, 2023, retrospectively in accordance with IAS 8. Earlier application is permitted.

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

Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract, were issued in May 2020, and specify which costs a company includes when assessing whether a contract will be loss-making, under the guidelines of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). The amendments are effective for contracts for which an entity has not yet fulfilled all its obligations on or after 1 January 2022. Earlier application is permitted.

Amendments to IFRS 3 Reference to the Conceptual Framework, were issued in May 2020, and update a reference in IFRS 3 Business Combinations (“IFRS 3”) to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations. Also added to IFRS 3 is an exception to its requirement for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. The exception specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 should instead refer to IAS 37. The Board added this exception to avoid an unintended consequence of updating the reference. Without the exception, an entity would have recognized some liabilities on the acquisition of a business that it would not recognize in other circumstances. Immediately after the acquisition, the entity would have had to derecognize such liabilities and recognize a gain that did not depict an economic gain. The amendments to IFRS 3 are effective for business combinations occurring in reporting periods starting on or after January 1, 2022. Earlier application is permitted.

Amendments to IAS 8 Definition of Accounting Estimates, were issued in February 2021, the amendments introduced the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted.

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

Amendment to IFRS 16 Covid-19-Related Rent Concessions beyond 30 June 2021 was issued in March 2021 and extends by one year the application period of the practical expedient in IFRS 16. In response to calls from stakeholders and because the Covid-19 pandemic is still at its height, the amendment extends this relief by one year to cover rent concessions that reduce only lease payments due on or before June 30, 2022. The original amendment was issued in May 2020 and exempts lessees from having to consider individual lease contracts to determine whether rent concessions, such as rent holidays and temporary rent reductions, occurring as a direct consequence of the Covid-19 pandemic are lease modifications, and allows lessees to account for such rent concessions as if they were not lease modifications. The amendment is effective for annual reporting periods beginning on or after April 1, 2021.

Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction were issued in May 2021 and specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 Income Taxes specifies how a company accounts for income tax, including deferred tax, which represents tax payable or recoverable in the future. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets and liabilities for the first time. Previously, there had been some uncertainty about whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability. The amendments clarify that the exemption does not apply and that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

Amendment to IFRS 17 Initial Application of IFRS 17 and IFRS 9 – Comparative Information, was issued in December 2021 and includes a narrow-scope amendment to the transition requirements in IFRS 17, providing insurers with an option aimed at improving the usefulness of information to investors on initial application of the new Standard. The amendment relates to insurers’ transition to the new Standard only, and it does not affect any other requirements in IFRS 17. IFRS 17 and IFRS 9 have different transition requirements. For some insurers, these differences can cause temporary accounting mismatches between financial assets and insurance contract liabilities in the comparative information they present in their financial statements when applying IFRS 17 and IFRS 9 for the first time. IFRS 17, including this amendment, is effective for annual reporting periods beginning on or after January 1, 2023.

Critical Accounting Estimates and Assumptions

We have identified certain key accounting policies upon which our consolidated financial condition and results of operations are dependent. The application of these key accounting policies often involves complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In the opinion of our management, our most critical accounting policies under IFRS are those related to the accounting for programming, goodwill and other indefinite-lived intangible assets, long-lived assets, deferred income taxes and financial assets measured at fair value. For a full description of these and other accounting policies, see Note 2 to our consolidated year-end financial statements.

(a)	Accounting for Programming

We produce a significant portion of programming for initial broadcast over our television networks in Mexico, our primary market. Following the initial broadcast of this programming, we then licensed some of this programming for broadcast in secondary markets, such as Mexico, the United States, Latin America, Asia, Europe and Africa. Under IFRS, in order to properly capitalize and subsequently amortize production costs related to this programming, we must estimate the expected future benefit period over which a given program will generate revenues (generally, over a five-year period). We then amortize the production costs related to a given program over the expected future benefit period. Under this policy, we generally expense approximately 70% of the production costs related to a given program in our initial broadcast run and defers and expenses the remaining production costs over the remainder of the expected future benefit period (see Note 2 (g) to our consolidated year-end financial statements).

We estimate the expected future benefit periods based on past historical revenue patterns and usage for similar types of programming and any potential future events, such as new outlets through which we could exploit or distribute our programming, including our consolidated subsidiaries and equity investees. To the extent that a given future expected benefit period was shorter than the estimate, we may have accelerated capitalized production costs sooner than anticipated. Conversely, to the extent that a given future expected benefit period was longer than the estimate, we may have extended the amortization schedule for the remaining capitalized production costs.

We also enter into license arrangements with various third-party programming producers and providers, pursuant to which it received the rights to broadcast programming produced by third parties over our television networks in Mexico. For programming licensed from third parties, we estimated the expected future benefit period based upon the term of the license. In addition, we might have purchased programming from third parties, from time to time. In this case, we estimated the expected future benefit period based on the anticipated number of showings in Mexico. To the extent that a given future expected benefit period was shorter than the estimate, we might have accelerated the amortization of the purchase price or the license fee sooner than anticipated. Conversely, to the extent that a given future expected benefit period was longer than the estimate, we may have extended the amortization schedule for the remaining portion of the purchase price or the license fee.

Assuming a hypothetical 10% decrease in expected future revenue from our programming as of December 31, 2021, the balance of such programming would decrease in the amount of Ps.364,411, with a corresponding increase in programming amortization expense.

Beginning on January 31, 2022, we are no longer engaged in the Content business operations as a result of the closing of the TelevisaUnivision Transaction (see Notes 3 and 30 to our consolidated year-end financial statements).

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

During 2021 and 2020, we recorded impairment adjustments for other indefinite-lived intangible assets (trademarks) related to its Publishing business. See Note 2 (b) and (l) to our consolidated year-end financial statements for disclosure regarding concession intangible assets.

(c)	Long-lived Assets

We present certain long-lived assets other than goodwill and indefinite-lived intangible assets in our consolidated statement of financial position. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Recoverability is analyzed based on projected cash flows. Estimates of future cash flows involve considerable management judgment. These estimates are based on historical data, future revenue growth, anticipated market conditions, management plans, and assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions are not correct, we would have to recognize a write-off or write-down or accelerate the amortization schedule related to the carrying amount of these assets (see Notes 2 (m), 13 and 22 to our consolidated year-end financial statements). We have not recorded any significant impairment charges during any of the years presented herein.

(d)	Deferred Income Taxes

We record our deferred tax assets based on the likelihood that these assets are realized in the future. This likelihood is assessed by taking into consideration the future taxable income. In the event we were to determine that it would be able to realize its deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should we determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

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

Financial assets and liabilities measured at fair value as of December 31, 2021, 2020 and 2019 (in thousands of Pesos):

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2021		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL
Open-Ended Fund	Ps.	945,176	Ps.	—	Ps.	945,176	Ps.	—
Publicly traded equity instruments		3,517,711		3,517,711		—		—
Derivative financial instruments		133,324		—		133,324		—
Total	Ps.	4,596,211	Ps.	3,517,711	Ps.	1,078,500	Ps.	—
Liabilities:
Derivative financial instruments	Ps.	172,885	Ps.	—	Ps.	172,885	Ps.	—
Total	Ps.	172,885	Ps.	—	Ps.	172,885	Ps.	—

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2020		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL
Open-Ended Fund	Ps.	1,135,803	Ps.	—	Ps.	1,135,803	Ps.	—
Publicly traded equity instruments		5,397,504		5,397,504		—		—
Total	Ps.	6,533,307	Ps.	5,397,504	Ps.	1,135,803	Ps.	—
Liabilities:
Derivative financial instruments	Ps.	3,476,223	Ps.	—	Ps.	3,476,223	Ps.	—
Total	Ps.	3,476,223	Ps.	—	Ps.	3,476,223	Ps.	—

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2019		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL
Open-Ended Fund	Ps.	4,688,202	Ps.	—	Ps.	4,688,202	Ps.	—
Publicly traded equity instruments		5,751,001		5,751,001		—		—
Warrants issued by UHI		33,775,451		—		—		33,775,451
Derivative financial instruments		4,592		—		4,592		—
Total	Ps.	44,219,246	Ps.	5,751,001	Ps.	4,692,794	Ps.	33,775,451
Liabilities:
Derivative financial instruments	Ps.	915,290	Ps.	—	Ps.	915,290	Ps.	—
Total	Ps.	915,290	Ps.	—	Ps.	915,290	Ps.	—

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the years ended December 31, 2021, 2020 and 2019.

	2021		2020		2019
Balance at beginning of year	Ps.	—	Ps.	33,775,451	Ps.	34,921,530
Included in other comprehensive income		—		(16,387,752)		(1,146,079)
Warrants exercised for common stock of UHI		—		(17,387,699)		—
Balance at the end of year	Ps.	—	Ps.	—	Ps.	33,775,451

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

Open-Ended Fund

We have an investment in an Open-Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the NAV per share as of such redemption date (see Notes 4 and 9 to our consolidated year-end financial statements).

UHI Warrants

On December 29, 2020, we exercised all of our remaining warrants for common shares of UHI to increase our equity stake in UHI from 10% to 35.9% on a fully diluted basis (see Notes 9 and 10 to our consolidated year-end financial statements).

We determined the fair value of our investment in warrants as of December 29, 2020 by using the income approach based on post-tax discounted cash flows. The income approach requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on weighted average cost of capital within a range of 8% to 9%, among others. Our estimates for market growth were based on historical data, various internal estimates and observable external sources when available, and are based on assumptions that are consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology is an internal model with significant unobservable inputs, the UHI warrants were classified as Level 3. Additionally, we determined the fair value of our investment in warrants by using the Black-Scholes model (“BSPM”). The BSPM involves the use of significant estimates and assumptions. The assumptions used as of December 29, 2020 , included UHI stock’s spot price of U.S. $190 per share on a fully-diluted, as–converted basis and UHI stock’s expected volatility of 64% .

Disclosures for Each Class of Assets and Liabilities Subject to Recurring Fair Value Measurements Categorized Within Level 3

The Corporate Finance Department of the Company has established rules for a proper portfolio asset classification according to the fair value hierarchy defined by IFRS Standards. On a monthly basis, any new assets recognized in the Company’s portfolio are classified according to this criteria. Subsequently, there is a quarterly review of the portfolio in order to analyze whether there is a need to change the classification of any assets.

A sensitivity analysis is performed on the Group’s investments with significant unobservable inputs (Level 3) in order to obtain a reasonable range of possible alternative valuations. This analysis is carried out by the Corporate Finance Department of the Company.

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

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The majority of our non-financial instruments, which include the investment in shares of UH II, goodwill, intangible assets, inventories, transmission rights and programming and property, plant and equipment, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur (or at least annually in the fourth quarter for goodwill and indefinite-lived intangible assets) such that a non-financial instrument is required to be evaluated for impairment, a resulting asset impairment would require that the non-financial instrument be recorded at the lower of carrying amount or its recoverable amount.

The impairment test for goodwill involves a comparison of the estimated fair value of each of our reporting units to its carrying amount, including goodwill. We determine the fair value of a reporting unit using the higher of the value in use and the fair value less costs to sell, which utilize significant unobservable inputs (Level 3) within the fair value hierarchy. The impairment test for intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying value. We determine the fair value of the intangible asset using a discounted cash flow analysis, which utilizes significant unobservable inputs (Level 3) within the fair value hierarchy. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows for a period of time that comprises five years, as well as relevant comparable company earnings multiples for the market-based approach.

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

We moved the closing of the 2022 and 2021 up-front plans from the last quarter of 2021 and 2020 to the first months of 2022 and 2021, respectively. In light of this change, the results cannot be compared to those obtained in previous years. As of April, 2022 and 2021, we and TelevisaUnivision had received Ps.15,068 million and Ps.14,525 million, respectively, of advertising deposits and advances for advertising time in all of our Content platforms and in other segments, and we are still in negotiations with some clients. As of April, 2022 and 2021, we and TelevisaUnivision had collected 21% and 30%, respectively, of these amounts. The rest is in the form of short-term, non-interest bearing notes. The weighted average maturity of these notes as of April, 2022 and 2021 was 4.0 months for both periods.

During the year ended December 31, 2021, we had a net decrease in cash and cash equivalents of Ps.3,229.9 million, as compared to a net increase in cash and cash equivalents of Ps. 1,034.5 million during the year ended December 31, 2020.

Net cash provided by operating activities for the year ended December 31, 2021, amounted to Ps.29,324.2 million. Adjustments to reconcile income before income taxes to net cash provided by operating activities are overall due to depreciation and amortization of Ps.21,418.4 million, interest expense of Ps.9,135.5 million, unrealized foreign exchange loss of Ps.1,806.0 million, impairment loss on trade notes and accounts receivable, and other receivables of Ps.1,277.0 million, other finance loss, net of Ps.1,183.2 million, share-based compensation expense of Ps.1,088.4 million; and partially offset by a gain on disposition of investments, net of Ps.4,547.0 million and share of income of associates and joint ventures of Ps.3,671.9 million. Income taxes paid for the year ended December 31, 2021, amounted to Ps.9,166.6 million.

Net cash used in investing activities for the year ended December 31, 2021, amounted to Ps.18,845.2 million, and was primarily used for investments in property, plant and equipment of Ps.23,267.8 million, other investments in intangible assets of Ps.1,899.5 million and investment in other equity instruments of Ps.1,122.2 million; and partially offset by cash provided from disposition of OISE/OCEN of Ps.4,625.3 million; disposition of investments in financial instruments of Ps.2,014.4 million and disposition of property, plant and equipment of Ps.672.4 million.

Net cash used in financing activities for the year ended December 31, 2021, amounted to Ps.13,732.4. million, and was primarily used for interest payment of Ps.8,258.2 million; derivative financial instruments of Ps.2,692.2 million; prepayment of Mexican peso debt related to Sky of Ps.1,750.0 million; other payments of lease liabilities of Ps.1,082.2 million; dividends paid of Ps.1,053.4 million; repurchases of capital stock of Ps.774.1 million; and payments of lease liabilities of Ps.646.5 million, which effect was partially offset by cash provided by long-term loans from Mexican banks of Ps.2,650.0 million and sale of capital stock of Ps.774.1 million.

During the year ended December 31, 2020, we had a net increase in cash and cash equivalents of Ps.1,034.5 million, as compared to a net decrease in cash and cash equivalents of Ps.4,098.0 million during the year ended December 31, 2019.

Net cash provided by operating activities for the year ended December 31, 2020, amounted to Ps.33,160.9 million. Adjustments to reconcile income before income taxes to net cash provided by operating activities are overall due to depreciation and amortization of Ps.21,260.8 million, interest expense of Ps.10,482.2 million, share of loss of associates and joint ventures of Ps.5,739.7 million, cancellation of provision of Ps.691.2 million and other amortization of Ps.380.9 million; and partially offset by net unrealized foreign exchange gain of Ps.2,596.2 million, gain on disposition of investments of Ps.789.9 million, other finance income of Ps.89.3 million, income on disposition of property and equipment of Ps.74.2 million, interest income of Ps.72.9 million. Income taxes paid for the year ended December 31, 2020, amounted to Ps.8,681.5 million.

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

Net cash used in financing activities for the year ended December 31, 2020, amounted to Ps.16,195.2 million, and was primarily used for interest payment of Ps.9,455.4 million; prepayment of Mexican peso debt related to Sky in the aggregate principal amount of Ps.2,750.0 million; dividends paid and reduction of capital of noncontrolling interest of Ps.1,420.5 million; repayment and prepayment of other notes payable of Ps.1,324.1 million; repayment of debt and lease payments of Ps.2,114.5 million; and repurchases of CPOs under a share repurchase program of Ps.195.6 million, which effect was partially offset by cash provided by derivative financial instruments of Ps.1,261.8 million.

Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity

During 2022, we:

●	expect to make aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$ 867.0 million, of which approximately U.S.$620.0 million and approximately U.S.$207.0 million are for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining amount is for our Content and Other Businesses segments; and

●	expect to provide financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of U.S.$8.9 million (Ps.182.5 million).

During 2021, we:

●	made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$ 1,149.1 million, of which approximately U.S.$854.5 million and approximately U.S.$244.1 million are for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining amount was for our Content and Other Businesses segments; and
●	provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.131.6 million (U.S.$6.4 million).

During 2020, we:

●	made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$ 939.4 million, of which approximately U.S.$662.5 million and approximately U.S.$250.2 million are for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining amount was for our Content and Other Businesses segments; and
●	provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.132.9 million (U.S. $6.3 million).

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

In May 2019, we concluded the offering of U.S. $750 million aggregate principal amount of 5.25% Senior Notes due 2049. The net proceeds of the offering were used for general corporate purposes, which may include repayment or repurchase of existing indebtedness.

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

On March 24, 2020, we drew down the U.S.$618 million under the Revolving Credit Facility and fully prepaid the facility on October 6, 2020. In February 2022, the Company’s revolving credit facility with a syndicate of banks was increased by U.S.$32 million reaching a total amount of U.S.$650 million payable in Mexican pesos, and extended for a three-year term, with maturity in February 2025.

In March 2022, we made a partial redemption of U.S.$200 million aggregate principal amount of our U.S.$600 million 6.625% Senior Notes due 2025 in the aggregate amount of U.S.$221.3 million, including the applicable redemption price and accrued and unpaid interest on the redemption date.

In February and March 2022, we prepaid outstanding long-term loans with three Mexican banks, in the aggregate principal amount of Ps.6,000 million and related accrued interest for an aggregate amount of Ps.37.1 million. The original maturities of these loans were in the fourth quarter 2022 and first quarter of 2023.

Indebtedness. As of December 31, 2021, our consolidated long-term portion of debt amounted to Ps.121,685.7 million and our consolidated current portion of debt was Ps.6,141.0 million. As of December 31, 2020, our consolidated long-term portion of debt amounted to Ps.121,936.0 million and our consolidated current portion of debt was Ps.2,551.6 million. The consolidated debt is presented net of unamortized finance costs as of December 31, 2021 and 2020, in the aggregate amount of Ps.1,207.1 million and Ps.1,324.3 million, respectively, and interest payable in the aggregate amount of Ps.2,034.6 million and Ps.1,934.7 million in 2021 and 2020, respectively.

In March 2018, the Company entered into a Revolving Credit Facility (“RCF”) with a syndicate of banks for U.S.$583.0 million payable in Mexican pesos, for a three-year term. In December 2018, this facility was increased by U.S.$35.0 million reaching a total amount of U.S.$618.0 million. The funds may be used for the repayment of existing indebtedness and other general corporate purposes as may be authorized by our Board of Directors. In August 2019, the Company extended the RCF for one more year to maintain the total 3-year term. This RCF was available as of December 31, 2019. In March 2020, the Company drew down the RCF as a prudent and precautionary measure in order to increase our cash position and preserve financial flexibility in light of current uncertainty in the global and local markets resulting from the COVID-19 outbreak; the aggregate principal amount was Ps.14,771.0 million, with maturity in the first quarter of 2022, this facility bears interest at a floating rate based on a spread of 87.5 or 112.5 basis points over the 28-day TIIE rate depending on our net leverage ratio, the Company may prepay such amount on the last day of any interest period. The Company prepaid the full amount drawn on October 6, 2020 without penalty. In February 2022, the Company’s RCF with a syndicate of banks was increased by U.S. $32 million reaching a total amount of U.S $650 million payable in Mexican pesos and extended for a three-year term, with maturity in February 2025.

We may from time to time incur additional indebtedness or repurchase, redeem or repay outstanding indebtedness.

The following table sets forth a description of our outstanding indebtedness as of December 31, 2021, net of unamortized finance costs and interest payable (in millions of Pesos):

	2021(1)

	Effective	Interest
	Interest Rate	Payable		Principal		Finance Costs		Net
U.S. dollar Senior Notes:
6.625% Senior Notes due 2025 (2)	7.60%	Ps.	230.9	Ps.	12,301.9	Ps.	(124.5)	Ps.	12,177.4
4.625% Senior Notes due 2026 (2)	5.03%		142.3		6,150.9		(19.5)		6,131.4
8.50% Senior Notes due 2032 (2)	9.00%		159.8		6,150.9		(18.1)		6,132.8
6.625% Senior Notes due 2040 (2)	7.05%		443.7		12,301.9		(114.1)		12,187.8
5% Senior Notes due 2045 (2)	5.39%		148.1		20,503.1		(396.1)		20,107.0
6.125% Senior Notes due 2046 (2)	6.47%		565.1		18,452.8		(114.5)		18,338.3
5.25% Senior Notes due 2049 (2)	5.59%		80.7		15,377.3		(283.8)		15,093.5
Total U.S. dollar debt			1,770.6		91,238.8		(1,070.6)		90,168.2

Mexican peso debt:
8.79% Notes due 2027 (3)	8.84%		96.7		4,500.0		(13.8)		4,486.2
8.49% Senior Notes due 2037 (2)	8.94%		31.8		4,500.0		(11.2)		4,488.8
7.25% Senior Notes due 2043 (2)	7.92%		58.9		6,500.0		(50.7)		6,449.3
Bank loans (4)	6.64%		57.4		16,000.0		(60.5)		15,939.5
Bank loans (Sky) (5)	6.48%		19.2		3,650.0		—		3,650.0
Bank loans (TVI) (6)	6.14%		—		610.4		(0.3)		610.1
Total Mexican peso debt			264.0		35,760.4		(136.5)		35,623.9
Total debt			2,034.6		126,999.2		(1,207.1)		125,792.1
Less: Current portion of long-term debt			2,034.6		4,110.4		(4.0)		4,106.4
Long-term debt, net of current portion		Ps.	—	Ps.	122,888.8	Ps.	(1,203.1)	Ps.	121,685.7
Lease liabilities:
Satellite transponder lease liabilities(7)								Ps.	3,457.5
Other lease liabilities (8)									689.5
Lease liabilities recognized beginning on January 1, 2019(8)									5,533.6
Total lease liabilities									9,680.6
Less: Current portion									1,478.4
Lease liabilities, net of current portion								Ps.	8,202.2
(1)	U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.20.5031 per U.S. Dollar, the Interbank Rate, as reported by CitiBanamex, as of December 31, 2021.
(2)	The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$4,450 million and Ps.11,000 million, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046 and 2049, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. In February 2022, we announced a partial redemption (the “Partial Redemption”) of U.S.

$200 million aggregate principal amount of our U.S. $600 million 6.625% Senior Notes due 2025 (the “Redeemed Notes”), outstanding on March 30, 2022 (the “Redemption Date”), at a redemption price equal to the greater of: (i) 100% of the principal amount thereof; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semiannual basis, at the Treasury Rate plus 40 basis points, plus accrued and unpaid interest on the principal amount of the Redeemed Notes to the Redemption Date, The Partial Redemption was completed on the Redemption Date. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 and 2049, are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”).
(3)	In 2017, we issued Notes (Certificados Bursátiles) due 2027, through the BMV in the aggregate principal amount of Ps.4,500 million, interest rate on the Notes due 2027 is 8.79% per annum and is payable semi-annually. We may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The agreement of the Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.
(4)	In 2017, we entered into long-term credit agreements with three Mexican banks, in the aggregate principal amount of Ps.6,000 million, with an annual interest rate payable on a monthly basis of 28-day TIIE plus a range between 125 and 130 basis points, and principal maturities between 2022 and 2023. Under the terms of these loan agreements, we required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on certain spin-offs, mergers and similar transactions. In July 2019, we entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000 million. The funds from this loan were used for general corporate purposes, including the refinancing of the Company’s indebtedness. This loan bears interest at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio. In February and March 2022, we prepaid outstanding long-term loans with three Mexican banks, in the aggregate principal amount of Ps.6,000 million, and related accrued interest for an aggregate amount of Ps.37.1 million. The original maturities of these loans were in the fourth quarter of 2022 and first quarter of 2023. The credit agreement of this loan requires the maintenance of financial ratios related to indebtedness and interest expense.
(5)	In March 2016, Sky entered into long-term credit agreements with two Mexican banks in the aggregate principal amount of Ps.5,500 million, with maturities between 2021 and 2023, and interest payable on a monthly basis with an annual interest rate in the range of 7.0% and 7.13%. In July 2020, Sky prepaid a portion of these loans in the aggregate cash amount of Ps.2,818.1 million, which included principal amount prepayment of Ps.2,750 million, and related accrued interest and transaction costs in the amount of Ps.68.1 million. In December 2021, Sky prepaid a portion of these loans in the aggregate cash amount of Ps.1,750.4 million, which included principal amount prepayment of Ps.1,750 million, and related accrued interest in the amount of Ps.0.4 million. In December 2021, Sky entered into long-term credit agreement with a Mexican Bank in the aggregate principal amount of Ps.2,650 million, with maturity in December 2026, which included a Ps.1,325 million loan with an annual interest rate of 8.215% and a Ps.1.325 million loan with an annual interest rate payable on a monthly basis of 28-day TIIE plus 90 basis points. The funds from these loans will be used for general corporate purposes, including the prepayment of Sky´s indebtedness. Under the terms of these credit agreements, Sky is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with a restrictive covenant on spin-offs, mergers and similar transactions.
(6)	In 2021 included outstanding balances in the aggregate principal amount of Ps.610.4 million, in connection with credit agreements entered into by TVI with Mexican banks, with maturities between 2020 and 2022, bearing interest at an annual rate of TIIE plus a range between 100 and 125 basis points, which is payable on a monthly basis. This TVI long-term indebtedness is guaranteed by the Company. Under the terms of these credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.

(7)	Under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010, Sky is obligated to pay at an annual interest rate of 7.30%, a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years or; (b) the date IS-21 is taken out of service (see Note 12).
(8)	Lease liabilities recognized beginning on January 1, 2019, under IFRS 16, in the aggregate amount of Ps.5,533.6 million and Ps.4,745.3 million, as of December 31, 2021 and 2020, respectively. These lease liabilities have terms which expired at various dates between 2021 and 2051. Lease liabilities also includes Ps.689.5 million and Ps.728.5 million, as of December 31, 2021 and 2020, respectively, in connection with a lease agreement entered into by a subsidiary of the Company and GTAC for the right to use certain capacity of a telecommunications network through 2030.

Interest Expense. Interest expense for the years ended December 31, 2021, 2020 and 2019 was Ps.9,135.5 million, Ps.10,482.2 million and Ps.10,402.0 million, respectively.

The following table sets forth our interest expense for the years indicated (in millions of U.S. Dollars and millions of Pesos):

	Year Ended December 31,(1)
	2021		2020		2019
Interest payable in U.S. Dollars	U.S.$	287.6	U.S.$	275.7	U.S.$	265.2
Amounts currently payable under Mexican withholding taxes(2)		13.4		13.4		12.8
Total interest payable in U.S. Dollars	U.S.$	301.0	U.S.$	289.1	U.S.$	278.0
Peso equivalent of interest payable in U.S. Dollars	Ps.	6,162.5	Ps.	6,220.4	Ps.	5,396.5
Interest payable in Pesos		2,973.0		4,261.8		5,005.5
Total interest expense	Ps.	9,135.5	Ps.	10,482.2	Ps.	10,402.0
(1)	U.S. Dollars are translated into Pesos at the rate prevailing when interest was recognized as an expense for each period.
(2)	See “Additional Information — Taxation — Federal Mexican Taxation”.

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments consist primarily of the indebtedness, as described above, and transmission rights obligations.

Contractual Obligations on the Balance Sheet

The following table summarizes our contractual obligations on the balance sheet as of December 31, 2021 (these amounts do not include future interest payments):

	Payments Due by Period

			Less Than 12
			Months		12-36 Months		36-60 Months		Maturities
			January 1, 2022 to		January 1. 2023		January 1,2025		Subsequent to
			December 31,		to December 31,		to December 31,		December 31,
	Total		2022		2024		2026		2026

	(Thousands of U.S. Dollars)
6.625% Senior Notes due 2025	U.S.$	600,000	U.S.$	—	U.S.$	—	U.S.$	600,000	U.S.$	—
8.5% Senior Notes due 2032		300,000		—		—		—		300,000
8.49% Senior Notes due 2037		219,479		—		—		—		219,479
6.625% Senior Notes due 2040		600,000		—		—		—		600,000
8.79% Notes due 2027		219,479		—		—		—		219,479
7.25% Senior Notes due 2043		317,025		—		—		—		317,025
5% Senior Notes due 2045		1,000,000		—		—		—		1,000,000
4.625% Senior Notes due 2026		300,000		—		—		300,000		—
6.125% Senior Notes due 2046		900,000		—		—		—		900,000
5.250% Senior Notes due 2049		750,000		—		—		—		750,000
Syndicate loan due 2024		487,731		—		487,731		—		—
Scotiabank loan due 2023		121,933		—		121,933		—		—
HSBC loan due 2022		97,546		97,546		—		—		—
Santander loan due 2022		73,160		73,160		—		—		—
Banorte loan due 2022		29,771		29,771		—		—		—
HSBC loan due 2023		30,483		—		30,483		—		—
Scotiabank loan due 2023		18,290		—		18,290		—		—
Scotiabank loan due 2026		129,249		—		—		129,249		—
Long-term debt		6,194,146		200,477		658,437		1,029,249		4,305,983
Accrued interest payable		99,234		99,234		—		—		—
Satellite transponder lease liabilities		168,635		24,499		54,685		63,254		26,197
Other lease liabilities		33,629		12,563		8,105		6,207		6,754
Lease liabilities recognized as of January 1, 2019		269,889		35,044		57,644		51,423		125,778
Transmission rights(1)		384,950		157,848		127,526		56,610		42,966
Total contractual obligations	U.S.$	7,150,483	U.S.$	529,665	U.S.$	906,397	U.S.$	1,206,743	U.S.$	4,507,678
(1)	This liability reflects our transmission rights obligations related to programming acquired or licensed from third-party producers and suppliers, and special events, which are reflected in our consolidated balance sheet within trade accounts payable (current liabilities) and other long-term liabilities. Our Transmission rights contractual obligations as of December 31, 2021, are related to our Content business that was disposed of on January 31, 2022, as part of the TelevisaUnivision Transaction completed on that date.

Contractual Obligations off the Balance Sheet

The following table summarizes our contractual obligations off the balance sheet as of December 31, 2021:

	Payments Due by Period
			Less Than 12
			Months		12-36 Months		36-60 Months		Maturities
			January 1, 2022 to		January 1, 2023		January 1, 2025		Subsequent to
			December 31,		to December 31,		to December 31,		December 31,
	Total		2022		2024		2026		2026

	(Thousands of U.S. Dollars)
Interest on debt(1)	U.S.$	5,866,649	U.S.$	301,822	U.S.$	743,188	U.S.$	607,389	U.S.$	4,214,250
Interest on lease liabilities		170,333		32,144		55,408		37,815		44,966
Programming(2)		69,716		35,990		27,711		3,970		2,045
Transmission rights(2)		1,198,134		68,830		270,242		190,216		668,846
Capital expenditures commitments		140,869		140,869		—		—		—
Satellite transponder commitments(3)		18,689		6,605		9,438		2,646		—
Committed financing to GTAC(4)		8,900		8,900		—		—		—
Total contractual obligations	U.S.$	7,473,290	U.S.$	595,160	U.S.$	1,105,987	U.S.$	842,036	U.S.$	4,930,107
(1)	Interest to be paid in future years on outstanding debt as of December 31, 2021, was estimated based on contractual interest rates and exchange rates as of that date.
(2)	These line items reflect our obligations related to programming to be acquired or licensed from third party producers and suppliers, and transmission rights for special events to be acquired from a third party. Most of our Transmission rights and programming contractual obligations off the balance sheet as of December 31, 2021, are related to our Content business that was disposed of on January 31, 2022, as part of the TelevisaUnivision Transaction completed on that date.
(3)	Reflects our minimum commitments for the use of satellite transponders under operating lease contracts.
(4)	In connection with a long-term credit facility, we agreed to provide financing to GTAC in 2022 in the aggregate principal amount of Ps.191.9 million (U.S.$8.9 million).

Item 6.Directors, Senior Management and Employees

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

Former President and Chief Executive Officer of Grupo Televisa. Member of the Boards of Grupo Financiero Banamex and TelevisaUnivision. Member and Chairman of the Board of Managers of Innova (subsidiary of Grupo Televisa). Member of Consejo Mexicano de Negocios (formerly Consejo Mexicano de Hombres de Negocios) and Fundacion Teletón.

December 1990
In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)

Co-Chief Executive Officer, Member of the Executive Committee of Grupo Televisa. Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Co-Chief Executive Officer of TelevisaUnivision Mexico.

Executive Chairman of the Board of TelevisaUnivision. Member of the Boards of Liberty Latin America, Grupo Financiero Banorte and Innova (subsidiary of Grupo Televisa). Chairman of the Board of Trustees of Fundación Kardias. Member of the Boards of Trustees of Fundación Mexicana para la Salud, Fundación UNAM and The Paley Center for Media. Former Executive Vice President and Chief Financial Officer of Grupo Televisa.

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

Member of the Board of Directors of Apuestas Internacionales (subsidiary of Grupo Televisa). Former Managing Partner of Arthur Andersen & Co. (Mexico). Member of the Board of Directors and Chairman of the Audit Committees of Regiomontana de Perfiles y Tubos, S.A. de C.V., Quality Tube, S.A. de C.V. and Pytco, S.A. de C.V.

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

April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Salvi Rafael Folch Viadero (08/16/67)	Until April 30, 2021, served as Chief Executive Officer of Grupo Televisa’s Cable Division.

Member of the Board of Consorcio Ara, S.A.B. Former Chief Financial Officer of Grupo Televisa. Former Vice President of Financial Planning of Grupo Televisa and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission. Former Member of the Board of Directors and Former Alternate Member of the Executive Committee of Empresas Cablevisión (subsidiary of Grupo Televisa).

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

Former Chairman of the Board of Trustees of Consejo Mexicano de Normas de Información Financiera. Former Chief Executive Officer and Former Audit Partner of KPMG Cárdenas Dosal, S.C. Member of the Board and the Audit Committee of Banco Nacional de México, S.A. and Citibanamex, Casa de Bolsa, S.A., Member of the Board of Directors, Member of the Corporate Practices Committee and Chairman of the Audit Committee of Grupo Posadas. Statutory Auditor of Total Systems de México. Member of the Board and the Audit Commission of Fundación Pro-Empleo D.F., A.C. (a non-profit organization).

April 2018
Bernardo Gómez Martínez (07/24/67)	Co-Chief Executive Officer and Member of the Executive Committee of Grupo Televisa. Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa).

Co-Chief Executive Officer of TelevisaUnivision Mexico. Member of the Boards of TelevisaUnivision and Innova (subsidiary of Grupo Televisa). Former Executive Vice President and Deputy Director of the President of Grupo Televisa and Former President of Cámara Nacional de la Industria de Radio y Televisión.

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

April 2017

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Enrique Krauze Kleinbort (09/16/47)	Chief Executive Officer, Chairman of the Board of Directors and Founder of Editorial Clío, Libros y Videos, S.A. de C.V. and Letras Libres, S.A. de C.V.	Member of Academia Mexicana de la Historia and Colegio Nacional.	April 1996
Denise Maerker Salmón (01/08/65)	Anchor at Televisa’s flagship newscast “En punto con Denise Maerker”	Former Research Professor and Director of Communication at Centro de Investigación y Docencia Económicas (CIDE). Cast member on the debate program “Tercer Grado”.	April 2022
Sebastian Mejía (08/24/84)	President and Co-Founder of Rappi.	Co-Founder of Grability.	April 2021

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Lorenzo Alejandro Mendoza Giménez (10/05/65)	Chief Executive Officer, Member of the Board of Directors and Chairman of the Executive Committee of Empresas Polar.

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

April 2009
Guadalupe Phillips Margain(1) (02/07/71)	Chief Executive Officer of ICA Tenedora, S.A. de C.V.

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

Member of the Boards of Kimberly-Clark de México, Industrias Peñoles and Grupo Nacional Provincial. Member of Consejo Mexicano de Negocios (formerly Consejo Mexicano de Hombres de Negocios) and Member of Fundación para las Letras Mexicanas.

April 1992
Enrique Francisco José Senior Hernández (08/03/43)	Managing Director of Allen & Company LLC.	Member of the Boards of Directors of Coca-Cola FEMSA, Cinemark and FEMSA.	April 2001

(1)	Guadalupe Phillips Margain is the sister of Carlos Phillips Margain, the Company’s Chief Financial Officer.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Eduardo Tricio Haro (08/05/63)	Chairman of the Board of Directors of Grupo Lala. Chairman of the Executive Committee of Aeromexico and Member of the Corporate Practices Committee of Grupo Televisa.

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

April 2015
Alternate Directors:
In alphabetical order:
Herbert A. Allen III(2) (06/08/67)	President of Allen & Company LLC.	Former Executive Vice-President and Managing Director of Allen & Company Incorporated.	April 2002
Félix José Araujo Ramírez (03/20/51)	Vice President of Digital and Broadcast Television and Televisa Regional.	Former Chief Executive Officer of Telesistema Mexicano. Chairman of the Board of Directors of Televisión Independiente de México and Televimex.	April 2002
Joaquín Balcárcel Santa Cruz (01/04/69)	Chief of Staff of the Executive Chairman of the Board of Directors of Grupo Televisa.	Former Vice-President - Legal and General Counsel of Grupo Televisa. Former Vice-President and General Counsel of Television Division. Former Legal Director of Grupo Televisa.	April 2000

(2)	Alternate of Mr. Enrique Francisco José Senior Hernández.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Julio Barba Hurtado (05/20/33)	Legal Advisor of Grupo Televisa and Secretary of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa).	Former Legal Advisor to the Board of Grupo Televisa. Alternate member of the Board of Directors of Editorial Televisa Colombia.	December 1990
Luis Alejandro Bustos Olivares (01/01/64)	Legal Vice-President and General Counsel of Grupo Televisa.

Former Legal and Regulatory on Telecommunications Vice-President, former Legal General Director of Special Affairs, former Corporate Legal General Director, former Legal Director of Litigation of Grupo Televisa. Former General Counsel of The Pepsi Bottling Group Mexico. Former litigation lawyer at Mr. Ramón Sánchez Medal’s law firm.

April 2021
Jorge Agustín Lutteroth Echegoyen (01/24/53)	Vice-President and Corporate Controller of Grupo Televisa.

Former Senior Partner of Coopers & Lybrand, Despacho Roberto Casas Alatriste, S.C. and former Controller of Televisa Corporación. Alternate Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Alternate Member of the Board of Managers and the Executive Committee of Innova (subsidiary of Grupo Televisa).

April 2000
Raúl Morales Medrano (05/12/70)	Partner of Chévez, Ruiz, Zamarripa y Cia., S.C.	Member of the Board of Directors and of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa).	April 2002

Our Board of Directors

General. The management of our business is entrusted to our Board of Directors. Our bylaws currently provide for a Board of Directors of 20 members, at least 25% of which must be “independent directors” under Mexican law (as described below). The Mexican Securities Market Law provides that the following persons, among others, do not qualify as independent:

●	our key executives or employees, as well as the statutory auditors, or comisarios, of our subsidiaries, including those individuals who have occupied any of the described positions within a period of 12 months preceding the appointment;
●	individuals who have significant influence over our decision making processes;
●	controlling stockholders, in our case, the beneficiary of the Azcárraga Trust;

●	partners or employees of any company which provides advisory services to us or any company that is part of our same economic group and that receives 10% or more of its income from us;
●	significant clients, suppliers, debtors or creditors, or members of the Board or executive officers of any such entities; or
●	spouses, family relatives up to the fourth degree, or cohabitants of any of the aforementioned individuals.

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

Election of Directors. A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican stockholders. All of our current directors and alternate directors were appointed and/or ratified in their positions by our 2022 annual stockholders’ special and general meetings, which were held on April 27, 2022. A majority of the holders of the Series “A” Shares voting together elected eleven of our directors and corresponding alternates and a majority of the holders of the Series “B” Shares voting together elected five of our directors and corresponding alternates. At our special stockholders’ meetings, a majority of the holders of the Series “L” and Series “D” Shares each elected two of our directors and alternate directors, each of which must be an independent director. Each alternate director may vote in the absence of a corresponding director. Our stockholders’ meetings held on April 27, 2022 resolved that our directors and alternate directors be elected annually for a term that will expire when new appointments are approved by our stockholders as provided by our bylaws and applicable law. In addition, if any director is elected for a specific term and such term expires or any director resigns from his or her position, any such director will continue to serve in his or her position for up to a 30-day term; in this case, the Board of Directors is entitled to appoint provisional directors without the approval of the stockholders’ meeting.

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

Pursuant to the Mexican Securities Market Law and our bylaws, our Board of Directors must approve, among other matters:

●	our general strategy;
●	with input from the Audit Committee, on an individual basis: (i) our financial statements; (ii) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets, or (b) the giving of collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets; (iii) agreements with our external auditors; and (iv) accounting policies within IFRS;
●	with input from the Corporate Practices Committee, on an individual basis: (i) any material transactions with related parties, in accordance with the criteria set forth in the Mexican Securities Market Law, subject to certain limited exceptions; and (ii) the appointment of our Chief Executive Officer (position currently held by our Co-Chief Executive Officers) and his or her compensation;
●	creation of special committees and granting them the power and authority, provided that the committees will not have the authority, which by law or under our bylaws is expressly reserved for the stockholders or the Board;
●	matters related to antitakeover provisions provided for in our bylaws; and

●	the exercise of our general powers in order to comply with our corporate purpose.

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

Audit Committee. The Audit Committee is currently composed of three independent members: Guillermo García Naranjo Álvarez, the Chairman, José Luis Fernández Fernández and Francisco José Chevez Robelo. The Chairman of the Audit Committee was elected at our annual stockholders’ meeting held on April 27, 2022, and our Board of Directors appointed the remaining members.

The Audit Committee is responsible for, among other things: (i) submit to the Board of Director’s approval, the annual designation and/or ratification of the firm engaged to perform the external audit, as well as the engagement of services other than those related to the external audit to be performed by the external auditors; (ii) evaluating the performance of our external auditors and analyzing their reports, (iii) discussing our financial statements with the persons in charge of their preparation, and based on such discussions, recommending their approval to the Board of Directors, (iv) informing the Board of Directors of the status of our internal controls and their adequacy, (v) requesting reports of executive officers whenever it deems appropriate, (vi) informing the Board of any irregularities that it may encounter as part of the performance of its duties, (vii) receiving and analyzing recommendations and observations made by the stockholders, directors, executive officers, our external auditors or any third party and taking the necessary actions, (viii) review and approve, if applicable, certain related party transactions that are not considered material in accordance with the Mexican Securities Market Law; (ix) calling stockholders’ meetings when requested, (x) providing opinions to our Board of Directors with respect to specific matters required under the Mexican Securities Market Law, (xi) requesting and obtaining opinions from independent third parties, as it deems convenient, in connection with the performance of its duties; and (xii) assisting the Board in the preparation of annual reports rendered by the Board to the shareholders and other reporting obligations.

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

Corporate Practices Committee. The Corporate Practices Committee is currently composed of the following independent members: José Luis Fernández Fernández, the Chairman, Guillermo García Naranjo Álvarez and Eduardo Tricio Haro. The Chairman of the Corporate Practices Committee was ratified at our annual stockholders’ meeting held on April 27, 2022, and our Board of Directors appointed the remaining members.

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

The Chairman of the Corporate Practices Committee shall prepare an annual report to the Board of Directors with respect to the activities of the Corporate Practices Committee, which shall include, among other things: (i) observations with respect to the performance of the relevant executives, (ii) material related party transactions entered into during the course of the fiscal year, and (iii) the compensation packages of the relevant executives.

Executive Committee of Our Board of Directors. Our Board of Directors has an Executive Committee. Each member is appointed for a one-year term at each annual general stockholders’ meeting. Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors, except those expressly reserved for the Board in our bylaws or by applicable law. The Executive Committee is currently composed by Emilio Azcárraga Jean, Alfonso de Angoitia Noriega and Bernardo Gómez Martínez.

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

Former President and Chief Executive Officer of Grupo Televisa. Member of the Boards of Grupo Financiero Banamex and TelevisaUnivision. Member and Chairman of the Board of Managers of Innova (subsidiary of Grupo Televisa). Member of Consejo Mexicano de Negocios (formerly Consejo Mexicano de Hombres de Negocios) and Fundacion Teletón.

December 1990

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)

Co-Chief Executive Officer, Member of the Executive Committee of Grupo Televisa. Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Co-Chief Executive Officer of TelevisaUnivision Mexico.

Executive Chairman of the Board of TelevisaUnivision. Member of the Boards of Liberty Latin America, Grupo Financiero Banorte and Innova (subsidiary of Grupo Televisa). Chairman of the Board of Trustees of Fundación Kardias. Member of the Boards of Trustees of Fundación Mexicana para la Salud, Fundación UNAM and The Paley Center for Media. Former Executive Vice President and Chief Financial Officer of Grupo Televisa.

April 1997
Bernardo Gómez Martínez (07/24/67)

Co-Chief Executive Officer and Member of the Executive Committee of Grupo Televisa. Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Co-Chief Executive Officer of TelevisaUnivision Mexico.

Member of the Boards of TelevisaUnivision and Innova (subsidiary of Grupo Televisa). Former Executive Vice President and Deputy Director of the President of Grupo Televisa and Former President of Cámara Nacional de la Industria de Radio y Televisión.

April 1999
Carlos Phillips Margain(1) (05/15/74)	Chief Financial Officer of Grupo Televisa.	Former Managing Director of Finance of Grupo Televisa. Former Investment Banker at J.P. Morgan, Goldman Sachs, BBVA, and Itaú.	October 2021
(1)	Carlos Phillips Margain is the brother of Guadalupe Phillips Margain, a member of the Company’s Board of Directors.

Compensation of Directors and Officers

For the year ended December 31, 2021, we paid our directors, alternate directors and officers for services in all capacities aggregate compensation of approximately Ps. 1,115.3 million (U.S.$ 54.4 million using the Interbank Rate, as reported by CitiBanamex, as of December 31, 2021). This compensation included certain amounts related to the use of assets and services of the Company, as well as travel expenses reimbursed to directors and officers. See “— Use of Certain Assets and Services” below.

On April 27, 2022, at our general stockholders’ meeting, our stockholders approved the compensation plan for our Board of Directors and the Secretary of the Board of Directors under which our Directors and the Secretary of the Board may elect to receive (i) U.S. $15,000 for each meeting of the Board to which they attend (or U.S.$25,000 in the case of Board members traveling from outside of Mexico to attend Board meetings), or (ii) an annual award in the form of CPOs (or in its case, other instrument issued based on shares of the Company), in an amount equivalent to U.S. $150,000, which would be released on the first anniversary of such award, in exchange for the payment of Ps. 1.60 for each such CPO or equivalent instrument. In our April 27, 2022 general stockholders’ meeting, our stockholders also ratified the remuneration of U.S. $15,000 to be paid to alternate members of the Board and members of the Audit and Corporate Practices Committees, for each meeting of the Board and/or the Audit and Corporate Practices Committees to which they attend.

As of December 31, 2021, we have made Ps. 212.3 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and officers. Projected benefit obligations as of December 31, 2021 were approximately Ps.76.2 million.

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

A new deferred compensation plan for certain officers of our Cable division, payable in the event that certain annual revenue and EBITDA targets of a five-year plan are met, was approved by the Board of Directors in February, 2021. In the event that the established targets in the plan are fully met, the annual cost during the five years of the deferred compensation plan will amount to approximately U.S. $20 million.

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

The CPOs, CPO equivalents and underlying shares that are part of the stock purchase plan will be held by the special purpose trust and will be voted with the majority of the CPOs, CPO equivalents and underlying shares are represented at the relevant meeting until these securities are transferred to Plan Participants or otherwise sold in the open market. Our Executive President of the Board, the Board of Directors, the Corporate Practices Committee and the technical committee of the special purpose trust have authority to make decisions related to, and amendments to, the stock purchase plan, including the ability to accelerate vesting terms, to modify the purchase price, to grant, release or transfer CPOs and/or CPO equivalents, subject to conditional sale agreements, to Plan Participants in connection with sales for purposes of making the payment of the related purchase price.

Historically, the price at which the conditional sales of the awards were made to beneficiaries was based on the lowest of (i) the closing price of the CPO on March 31 of the year of the relevant award, and (ii) the average price of the CPO during the first three months of the year of the relevant award. The resulting price would be reduced by dividends, a liquidity discount and by the growth of the consolidated or relevant segment Operating Income Before Depreciation and Amortization, or OIBDA, (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

Beginning with the grants to be awarded in respect of fiscal year 2020 under the Long-Term Retention Plan, as approved by the Board of Directors of the Company, a portion of such awards is granted at the sale price described in the preceding paragraph, and the remaining part of the relevant awards at a sale price equal to the nominal value of the CPO, which was determined at Ps.1.60. This is intended to further align the incentives of Plan Participants with our shareholders and the Company, and the Company believes this reflects current market practices. Unless modified in accordance with the Long-Term Retention Plan and the stockholder resolutions granted in connection therewith, we intend to continue providing awards at both prices described in this paragraph and the preceding paragraph.

In April 2007, the Board of Directors, with input from the then Audit and Corporate Practices Committee, reviewed the compensation of our former Chief Executive Officer and decided to include our former Chief Executive Officer in our Long-Term Retention Plan as well as in any other plan granted to our employees in the future. See “— Compensation of Directors and Officers”.

At our annual general ordinary stockholders’ meeting held on April 2, 2013, our stockholders approved that the number of CPOs that may be granted annually under the Long-Term Retention Plan shall be up to 1.5% of the capital of the Company. As of December 31, 2021, approximately 11.7 million CPOs or CPO equivalents that were transferred to Plan Participants were sold in the open market from 2019 to 2021. Additional sales will continue to take place during or after 2022.

Following the completion of the TelevisaUnivision Transaction, in the first quarter of 2022 the Board of Directors of the Company approved: (i) the cancellation of certain sale contracts for 10.6 million CPOs, corresponding to conditional sales previously executed under the Long-Term Retention Plan to certain officers and employees of the Company in 2019, 2020 and 2021; and (ii) the release of 8.0 million CPOs under the grants referred to above to such individuals. The CPOs released under (ii) above were sold at a price of Ps.1.60 per CPO.

The Company also entered into conditional sale contracts with certain officers of the Group, primarily in February 2022, for 24.7 million CPOs.

As of March 31, 2022, the special purpose trust created to implement the Long-Term Retention Plan owned approximately 181.1 million CPOs or CPO equivalents. This figure is net of approximately 32.3 million, 4.4 million and 52.9 million CPOs or CPO equivalents vested in 2019, 2020 and 2021, respectively and the return of CPOs or CPO equivalents as a result of awards terminated in previous years. Of such 181.1 million CPOs or CPO equivalents, approximately 73.2% are in the form of CPOs and the remaining 26.8% are in the form of “A”, “B”, “D” and/or Series “L” Shares. As of March 31, 2022, approximately 101.2 million CPOs or CPO equivalents have been reserved and will become vested between 2022 and 2024 at prices ranging from Ps.38.69 to Ps.1.60 per CPO or CPO equivalent which may be reduced, when applicable, by dividends, a liquidity discount and the growth of the consolidated or relevant segment OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

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

Employees and Labor Relations

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2021:

	Year Ended December 31,
	2021	2020	2019
Employees excluding held-for-sale operations	46,786	43,287	42,702
Total number of employees	46,786	43,287	42,948
Category of activity:
Employees	46,717	43,215	42,875
Executives	69	72	73
Geographic location:
Mexico	46,731	43,223	42,884
Latin America (other than Mexico)	2	2	3
U.S.	44	53	52
Europe	9	9	9

As of December 31, 2021, 2020 and 2019, approximately 38%, 39%, and 41% of our employees, respectively, were represented by unions. We believe that our relations with our employees are good. Under Mexican law, the agreements between us and most of our television and cable television union employees are subject to renegotiation on an annual basis in January of each year. We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis.

As part of the TelevisaUnivision Transaction, approximately 9,300 employees were transferred from the Company to certain subsidiaries of TelevisaUnivision.

Item 7.Major Stockholders and Related Party Transactions

The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers and each person who is known by us to own more than 5% of the currently outstanding Series “A” Shares, Series “B” Shares, Series “L” Shares or Series “D” Shares as of April 29, 2022. Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

									Aggregate
									Percentage of
	Shares Beneficially Owned(1)(2)								Outstanding
	Series “A” Shares		Series “B” Shares		Series “D” Shares		Series “L” Shares		Shares
		Percentage		Percentage		Percentage		Percentage	Beneficially
Identity of Owner	Number	of Class	Number	of Class	Number	of Class	Number	of Class	Owned

Azcárraga Trust(3)	52,991,825,705	43.8%	67,814,604	0.1%	107,886,870	0.1%	107,886,870	0.1%	15.1%
Harris Associates, L.P. (4)	8,232,529,875	6.8%	7,244,626,290	12.7%	11,525,541,825	13.2%	11,525,541,825	13.2%	10.9%
Dodge & Cox (5)	8,128,387,500	6.7%	7,152,981,000	12.5%	11,379,742,500	13.1%	11,379,742,500	13.1%	10.8%
Melinda French Gates (6)	4,311,413,000	3.6%	3,794,043,440	6.7%	6,035,978,200	6.9%	6,035,978,200	6.9%	5.7%
BlackRock, Inc.(7)	4,780,109,950	3.9%	4,206,496,756	7.4%	6,692,153,930	7.7%	6,692,153,930	7.7%	6.4%
FPR Partners, LLC(8)	3,782,188,875	3.1%	3,328,326,210	5.8%	5,295,064,425	6.1%	5,295,064,425	6.1%	5.0%
(1)	Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of March 31, 2022. The number of shares issued and outstanding for legal purposes as of March 31, 2022 was 62,147,379,825 Series A Shares, 54,689,694,246 Series B Shares, 87,006,331,755 Series D Shares and 87,006,331,755 Series L Shares, in the form of CPOs, and an additional 58,926,613,375 Series A Shares, 2,357,207,692 Series B Shares, 238,595 Series D Shares and 238,595 Series L Shares not in the form of CPOs. For financial reporting purposes under IFRS only, the number of shares authorized, issued and outstanding as of March 31, 2022 was 58,804,552,050 Series A Shares, 51,748,005,804 Series B Shares, 82,326,372,870 Series D Shares and 82,326,372,870 Series L Shares in the form of CPOs, and an additional 55,604,075,597 Series A Shares, 186,537 Series B Shares, 238,541 Series D Shares and 238,541 Series L Shares not in the form of CPOs. The number of shares authorized, issued and outstanding for financial reporting purposes under IFRS as of March 31, 2022 does not include 133,713,111 CPOs and an additional 3,322,537,778 Series A Shares, 2,357,021,155 Series B Shares, 54 Series D Shares and 54 Series L Shares not in the form of CPOs acquired primarily by the special purpose trust we created to implement our long-term retention plan. See Note 17 to our consolidated year-end financial statements.
(2)	Except through the Azcárraga Trust, none of our directors and executive officers currently beneficially owns more than 1% of our outstanding Series “A” Shares, Series “B” Shares, Series “D” Shares or Series “L” Shares. See “Directors, Senior Management and Employees — Share Ownership of Directors and Officers”. This information is based on information provided by directors and executive officers.
(3)	For a description of the Azcárraga Trust, see “— The Major Stockholders” below.
(4)	Based solely on information included in the report on Schedule 13G by Harris Associates L.P. as of February 11, 2022.
(5)	Based solely on information included in the report on Schedule 13G by Dodge & Cox, as of February 14, 2022.
(6)	Based solely on information included in the report on Schedule 13G by Melinda Gates French, as of February 14, 2022.
(7)	Based solely on information included in the report on Schedule 13G by Blackrock, Inc. as of February 1, 2022.
(8)	Based solely on information included in the report on Schedule 13G by FPR Partners LLC as of February 14, 2022.

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

We believe that as of March 31, 2022, approximately 285.0 million of GDSs were held of record by 69 persons with U.S. addresses. Those GDSs represent 29.4% of the outstanding Series “A” Shares, 55.0% of the outstanding Series “B” Shares, 57.3% of the outstanding Series “D” Shares and 57.3% of the outstanding Series “L” Shares of the Company. Before giving effect to the 2004 recapitalization, substantially all of the outstanding Series “A” Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long-Term Retention Plan, as described under “Major Stockholders and Related Party Transactions” and “Directors, Senior Management and Employees—Stock Purchase Plan and Long-Term Retention Plan”. For more information regarding our 2004 recapitalization, please refer to our Form 6-K filed with the SEC on March 25, 2004.

Related Party Transactions

Transactions and Arrangements with Univision. We have in the past entered into, and on an ongoing basis continue to enter into, transactions with Univision in the ordinary course of business. In December 2010, the Company and Univision announced the completion of certain agreements by which, among other transactions, the Company made an investment in BMP (now known as Univision Holdings, Inc., or UHI), the parent company of Univision, and the PLA between the Company and Univision was amended and extended through the later of 2025 or 90 months after the Company voluntarily sells two-thirds of its equity interests in UHI. Univision became a related party to the Company as of December 2010 as a result of these transactions. On January 31, 2022, we completed the TelevisaUnivision Transaction pursuant to which, among other things, we contributed our Content business (other than the main real estate associated with the production facilities and Mexican over-the-air broadcast concessions and transmission infrastructure, as well as certain assets relating to our former news business which was transferred at closing to an entity controlled by Emilio Fernando Azcárraga Jean) to UHI. After the closing of the TelevisaUnivision Transaction, news programs are owned by the News Company and licensed to TelevisaUnivision. In consideration for the contribution of our Content business, we received U.S. $4.5 billion in a combination of cash (U.S. $3.0 billion) and U.S. $1.5 billion of common and preferred shares of TelevisaUnivision, excluding closing consideration adjustments. In addition, the Company and Univision have entered into commercial arrangements pursuant to which the Company will receive additional consideration valued at approximately U.S.$300 million in the aggregate. The TelevisaUnivision Transaction was partially financed by UHI through a new Series C preferred equity investment in TelevisaUnivision of U.S. $1.0 billion in the aggregate led by the SoftBank Latin American Fund, along with ForgeLight, with participation from Google and The Raine Group, as well as debt financing. Following the completion of the TelevisaUnivision Transaction, we currently own an approximately 45% equity interest on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) in TelevisaUnivision and have certain governance arrangements in connection therewith.  As part of the TelevisaUnivision Transaction, the PLA and the MLA were assigned to an affiliate of UHI, and we will no longer receive any royalties from Univision under the PLA. For a description of our arrangements with Univision, see “Information on the Company—Business Overview—Univision”.

Transactions and Agreements With Our Directors and Officers. During 2021, we entered into contracts leasing office space directly or indirectly from certain of our directors and officers. These leases have aggregate annual lease payments for 2022 equal to approximately Ps. 34.5 million. We believe that the terms of these leases are comparable to terms that we would have entered into with third parties for similar leases.

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

Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Stockholders

Consulting Services. Instituto de Investigaciones Sociales, S.C., a consulting firm which is controlled by Ariana Azcárraga De Surmont, the sister of Emilio Azcárraga Jean, has from time to time during 2021 provided consulting services and research in connection with the effects of our programming, especially dramas, on our viewing audience. Instituto de Investigaciones Sociales, S.C. provided us with such services in 2021, and we expect to continue these arrangements through 2022.

Citibanamex participation in Syndicated Loan and Revolving Credit Facility. In June 2019, the Company entered into a long-term credit agreement with a syndicate of banks, including Citibanamex with maturity in 2024. An affiliate of Citibanamex also acted as joint lead arranger and joint book runner with other banks. In February 2022, the Company renewed its revolving credit facility with several lenders and other financial institutions, including CitiBanamex with maturity in 2025. These loans were made on terms substantially similar to those offered by Citibanamex to third parties. Emilio Azcárraga Jean, our Executive Chairman of the Board, is a member of the Board of Citibanamex. One of our former directors, Roberto Hernández Ramírez, is the Honorary Chairman of the Board of Citibanamex. Mr. Hernández was also a member of the Board of, and the beneficial owner of less than 1% of the outstanding capital stock of, Citigroup, Inc., the entity that indirectly controls Citibanamex.  For a description of amounts outstanding under, and the terms of, our existing credit facilities with Citibanamex, see “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Indebtedness”.

Loans from Banorte. In 2015, Banorte and TVI entered into a loan agreement with a maturity date of 2022. This loan was made on terms substantially similar to those offered by Banorte to third parties. Alfonso de Angoitia Noriega, our Executive Vice President, Guadalupe Phillips Margain and Carlos Hank González, Members of the Board of the Company, are members and Carlos Hank González is President of the Board of Banorte. As of December 31, 2021, U.S. $29.8 million was outstanding under the loan.

Advertising Services. Several members of our current Board serve as members of the Boards and/or are stockholders of other companies. See “Directors, Senior Management and Employees”. Some of these companies, including Grupo Comercial Chedraui, Grupo Financiero Banorte, Grupo Lala, Kimberly-Clark de México, CitiBanamex and Grupo Axo, among others, purchased advertising services from us in connection with the promotion of their respective products and services from time to time in 2021, and we expect that this will continue to be the case in the future.

In 2020 and 2021, a USA subsidiary of Grupo Televisa acquired certain preferred shares and convertible rights of the capital stock of Rappi, Inc., and in exchange Grupo Televisa rendered certain advertising services to a Mexican subsidiary of Rappi, Inc.

Legal and Advisory Services. During 2021, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Ricardo Maldonado Yáñez, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., serves also as Secretary of our Board of Directors and Secretary to the Executive Committee of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services.

We have engaged Allen & Company for several years to provide the Company with advisory services related to strategic transactions, and we plan to continue to engage Allen & Company for advisory services related to strategic transactions of the Company. Two of our directors are directors of Allen & Company as well. These agreements were entered into on an arm’s length basis. We believe that the amounts paid and to be paid under these agreements to Allen & Company are comparable to those paid to third parties for these types of services.

For further information about our related party transactions, see Note 20 to our consolidated year-end financial statements.

Item 8.Financial Information

See “Financial Statements” and pages F-1 through F-95, which are incorporated in this Item 8 by reference.

Item 9.The Offer and Listing

Trading Information

Since December 1993, the GDSs have been traded on the New York Stock Exchange, or NYSE, under the symbol “TV” and the CPOs have been traded on the Mexican Stock Exchange under the symbol “TLEVISACPO”. In September 2007, we removed JPMorgan Chase Bank, N.A. as the depository for the GDSs and appointed The Bank of New York Mellon pursuant to a new deposit agreement.

Trading prices of the CPOs and the GDSs are influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See “Key Information—Risk Factors—Risk Factors Related to Mexico—Economic and Political Developments in Mexico May Adversely Affect Our Business”. We believe that as of March 31, 2022, approximately 285.0 million GDSs were held of record by 69 persons with U.S. addresses.

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

Market Regulation and Registration Standards

To offer securities to the public in Mexico, an issuer must meet specific qualitative and quantitative requirements, and generally only securities for which an application for registration in the National Registry of Securities, or NRS, maintained by the CNBV has been approved by the CNBV may be listed on the Mexican Stock Exchange or on the Institutional Stock Exchange. As of the date of this report, we are only listed on the Mexican Stock Exchange, and therefore we must only comply with the CNBV’s and the Mexican Stock Exchange’s rules and regulations for approval. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities or the solvency of the issuer.

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

The General CNBV Rules have mandated that the Stock Exchanges in Mexico adopt minimum requirements for issuers to be registered with the CNBV and have their securities listed on the Mexican Stock Exchange or on the Institutional Stock Exchange. Pursuant to the internal rules of the Stock Exchanges in Mexico, in order to be registered, issuers will be required to have, among other things:

●	a minimum number of years of operating history;
●	a minimum financial condition;
●	a minimum number of shares or CPOs to be publicly offered to public investors;
●	a minimum price for the securities to be offered;
●	a minimum of 15% of the capital stock placed among public investors (which percentage may be lowered under certain circumstances);
●	a minimum of 100 holders of shares or of shares represented by CPOs, who are deemed to be public investors under the General CNBV Rules, upon the completion of the offering; and
●	complied with certain corporate governance requirements.

To maintain its registration, an issuer will be required to have, among other things:

●	a minimum of 12% of the capital stock held by public investors;
●	a minimum of 100 holders of shares or of shares represented by CPOs who are deemed to be public investors under the General CNBV Rules; and
●	complied with certain corporate governance requirements.

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

The General CNBV Rules and the internal regulations of the Stock Exchanges in Mexico require issuers of listed securities to file through EMISNET for the BMV, through DIV for the Institutional Stock Exchange and through and STIV-2 the information on the occurrence of material events affecting the relevant issuer. Material events include, but are not limited to, as long as they have, or could potentially have, an effect on the price of the issuer’s securities:

●	the entering into or termination of joint venture agreements or agreements with key suppliers;
●	the creation of new lines of businesses or services;
●	significant deviations in expected or projected operating performance;
●	the restructuring or payment of significant indebtedness;
●	material litigation or labor conflicts;
●	changes in dividend policy;
●	the commencement of any insolvency, suspension or bankruptcy proceedings;
●	changes in the directors; and
●	any other event that may have a material adverse effect on the results, financial condition or operations of the relevant issuer.

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

The CNBV and any of the Stock Exchanges in Mexico may suspend the dealing in securities of an issuer:

●	if the issuer does not adequately disclose a material event; or
●	upon price or volume volatility or changes in the offer or demand in respect of the relevant securities, which are not consistent with the historic performance of the securities and could not be explained solely by the information made publicly available under the General CNBV Rules.

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

Pursuant to the Mexican Securities Market Law, stockholders of issuers listed on any of the Stock Exchanges in Mexico must disclose any transactions, through or outside of any of the Stock Exchanges in Mexico that result in a 10% or more ownership stake of an issuer’s capital stock. These stockholders must also inform the CNBV of the results of these transactions the day after their completion. See “Additional Information—Mexican Securities Market Law”.

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

Item 10.Additional Information

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

Holders of Series “B” Shares. Holders of Series “B” Shares have the right to vote on all matters subject to stockholder approval at any general stockholders’ meeting and have the right, voting as a class, to appoint five members of our Board of Directors and the corresponding alternate directors. The five directors and corresponding alternate directors elected by the holders of the Series ”B” Shares are elected at a stockholders’ meeting that must be held within the first four months after the end of each year.

Holders of Series “D” Shares and Series “L” Shares. Holders of Series “D” Shares, voting as a class, are entitled to vote at special meetings to elect two of the members of our Board of Directors and the corresponding alternate directors, each of which must be an independent director. In addition, holders of Series “D” Shares are entitled to vote on the following matters at extraordinary general meetings:

●	our transformation from one type of company to another;
●	any merger (even if we are the surviving entity);
●	extension of our existence beyond our prescribed duration;
●	our dissolution before our prescribed duration (which is currently 99 years from January 30, 2007);
●	a change in our corporate purpose;
●	a change in our nationality; and
●	the cancellation from registration of the Series “D” Shares or the securities which represent the Series “D” Shares with the securities or special section of the NRS and with any other Mexican or foreign stock exchange in which such shares or securities are registered.

Holders of Series “L” Shares, voting as a class, are entitled to vote at special meetings to elect two of the members of our Board of Directors and the corresponding alternate directors, each of which must be an independent director. Holders of Series “L” Shares are also entitled to vote at extraordinary general meetings on the following matters:

●	our transformation from one type of company to another;
●	any merger in which we are not the surviving entity; and
●	the cancellation from registration of the Series “L” Shares or the securities that represent the Series “L” Shares with the special section of the NRS.

The two directors and corresponding alternate directors elected by each of the holders of the Series “D” Shares and the Series “L” Shares are elected at a special meeting of those holders which takes place annually. Special meetings of holders of Series “D” Shares and Series “L” Shares must also be held to approve the cancellation from registration of the Series “D” Shares or Series “L” Shares or the securities representing any of such shares with the NRS, as the case may be, and in the case of Series “D” Shares, with any other Mexican or foreign stock exchange in which such shares or securities are registered. Except as otherwise required by law, all other matters on which holders of Series “L” Shares or Series “D” Shares are entitled to vote must be considered at an extraordinary general meeting. Holders of Series “L” Shares and Series “D” Shares are not entitled to attend or to address meetings of stockholders at which they are not entitled to vote. Under Mexican law, holders of Series “L” Shares and Series “D” Shares are entitled to exercise certain minority protections. See “— Other Provisions—Appraisal Rights and Other Minority Protections”.

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

Holders of GDRs. Global Depositary Receipts, or GDRs, evidencing GDSs are issued by The Bank of New York Mellon, the Depositary, pursuant to the Deposit Agreement we entered into with the Depositary and all holders from time to time of GDSs. A GDR may represent any number of GDSs. Only persons in whose names GDRs are registered on the books of the Depositary will be treated by us and the Depositary as owners and holders of GDRs. Each GDS represents the right to receive five CPOs which will be credited to the account of BBVA Bancomer, S.A., Institución de Banca Múltiple Grupo Financiero BBVA Bancomer, the Custodian, maintained with Indeval for such purpose. Each CPO represents financial interests in, and limited voting rights with respect to, 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares held pursuant to the CPO Trust.

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

Preferential Rights of Series “D” Shares

Holders of Series “D” Shares are entitled to receive a preferred annual dividend in the amount of Ps.0.00034412306528 per Series “D” Share before any dividends are payable in respect of Series “A” Shares, Series “B” Shares and Series “L” Shares. If we pay any dividends in addition to the Series “D” Share fixed preferred dividend, then such dividends shall be allocated as follows:

●	first, to the payment of dividends with respect to the Series “A” Shares, the Series “B” Shares and the Series “L” Shares, in an equal amount per share, up to the amount of the Series “D” Share fixed preferred dividend; and
●	second, to the payment of dividends with respect to the Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares, such that the dividend per share is equal.

Upon any dissolution or liquidation of our company, holders of Series “D” Shares are entitled to a liquidation preference equal to:

●	accrued but unpaid dividends in respect of their Series “D” Shares; plus
●	the theoretical value of their Series “D” Shares as set forth in our bylaws. See “— Other Provisions — Dissolution or Liquidation”.

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

Other Provisions

Forfeiture of Shares. As required by Mexican law, our bylaws provide that for Series “L” Shares and CPOs, our non-Mexican stockholders formally agree with the Foreign Affairs Ministry:

●	to be considered as Mexicans with respect to the Series “L” Shares and CPOs that they acquire or hold, as well as to the property, rights, concessions, participations or interests owned by us or to the rights and obligations derived from any agreements we have with the Mexican government; and
●	not to invoke the protection of their own governments with respect to their ownership of Series “L” Shares and CPOs.

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

Redemption. Our bylaws provide that we may redeem our Shares with distributable profits without reducing our capital stock by way of a stockholder resolution at an extraordinary stockholders’ meeting. In accordance with Mexican law and our bylaws:

●	any redemption shall be made on a pro-rata basis among all of our stockholders;
●	to the extent that a redemption is effected through a public tender offer on the Mexican Stock Exchange, the stockholders’ resolution approving the redemption may empower our Board to specify the number of shares to be redeemed and appoint the related intermediary or purchase agent; and
●	any redeemed shares must be cancelled.

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

The Mexican Securities Market Law and our bylaws include provisions that permit:

●	holders of at least 10% of our outstanding capital stock to request our Chairman of the Board or of the Audit Committee or Corporate Practices Committee to call a stockholders’ meeting in which they are entitled to vote;
●	subject to the satisfaction of certain requirements under Mexican law, holders of at least 5% of our outstanding capital stock to bring an action for civil liabilities against our directors;
●	holders of at least 10% of our Shares that are entitled to vote and are represented at a stockholders’ meeting to request postponement of resolutions with respect to any matter on which they were not sufficiently informed; and
●	subject to the satisfaction of certain requirements under Mexican law, holders of at least 20% of our outstanding capital stock to contest and suspend any stockholder resolution.

See “Key Information—Risk Factors—Risk Factors Related to Our Securities—The Protections Afforded to Minority Stockholders in Mexico Are Different From Those in the U.S.” In addition, in accordance with the Mexican Securities Market Law, we are also subject to certain corporate governance requirements, including the requirement to maintain an audit committee and a corporate practices committee, and to elect independent directors. The protections afforded to minority stockholders under Mexican law are generally different from those in the U.S. and many other jurisdictions. Substantive Mexican law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the U.S. where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority stockholders. Furthermore, despite the fact that recent amendments to the Mexican Federal Code of Civil Procedures have provided for certain types of class actions, these actions are limited to subject matters related to the use of goods or the provision of public or private services, as well as environmental matters. Therefore, Mexican civil procedure does not contemplate class actions or stockholder derivative actions, which permit stockholders in U.S. courts to bring actions on behalf of other stockholders or to enforce rights of the corporation itself. Stockholders in Mexico also cannot challenge corporate actions taken at stockholders’ meetings unless they meet stringent procedural requirements. See “— Voting Rights and Stockholders’ Meetings”. As a result of these factors, it is generally more difficult for our minority stockholders to enforce rights against us or our directors or Major Stockholders than it is for stockholders of a corporation established under the laws of a state of the U.S. In addition, under U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the proxy solicitation rules. We are also exempt from many of the corporate governance requirements of the New York Stock Exchange.

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

Pursuant to our bylaws, a “competitor” is generally defined as any person or entity dedicated, directly or indirectly, to any of the following businesses or activities: television production and broadcasting, pay-TV production, program licensing, DTH satellite services, publishing (newspaper and/or magazine), publishing distribution, music recording, cable television, the transmission of programming and/or other content by any other means known or to be known, radio broadcasting and production, the promotion of professional sports and other entertainment events, paging services, production, feature film/motion picture production and distribution, dubbing and/or the operation of an Internet portal. A “competitor” is also defined to include any person, entity and/or group that is engaged in any type of business or activity in which we may be engaged from time to time and from which we derive 5% or more of our consolidated income.

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

Enforceability of Civil Liabilities

We are a publicly traded corporation (sociedad anónima bursátil) organized under the laws of Mexico. Substantially all of our directors, executive officers and controlling persons reside outside of the United States, all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside of the U.S. and some of the experts named in this annual report also reside outside of the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortés y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. In the past, Mexican courts have enforced judgments rendered in the U.S. by virtue of the legal principles of reciprocity and comity, consisting of the review in Mexico of the U.S. judgment in order to ascertain whether Mexican legal principles of due process and public policy (orden público) have been complied with, without reviewing the merits of the subject matter of the case. See “Key Information—Risk Factors—Risks Factors Related to Our Securities—It May Be Difficult to Enforce Civil Liabilities Against Us or Our Directors, Executive Officers and Controlling Persons”.

Material Contracts

We have been granted a number of concessions by the Mexican government that authorizes us to broadcast our programming over our television stations and our cable and DTH systems. These concessions are described under “Information on the Company—Business Overview—Regulation”. If we are unable to renew, or if the Mexican government revokes, any of the concessions for our significant television stations, our business would be materially adversely affected. See “Key Information—Risk Factors—Risk Factors Related to Our Business—The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

We operate our DTH satellite service in Mexico, Central America and the Dominican Republic through a partnership with DIRECTV. See “Information on the Company—Business Overview—Our Operations—Sky”.

In October 2017, we issued Ps.4,500 million aggregate principal amount of 8.79% local bonds (Certificados Bursátiles) due 2027. In November and December 2017, we entered into long-term debt bilateral agreements, with Scotiabank, HSBC and Santander in the aggregate principal amount of Ps.2,500, Ps.2,000 and Ps.1,500 million, respectively, with maturities between 2022 and 2023 bearing interest at an annual rate of TIIE plus a range between 125 and 130 basis points. In March 2018, the Company entered into a RCF with a syndicate of banks for up to an amount equivalent to U.S.$583 million payable in Mexican pesos, for a three-year term. The RCF was subsequently upsized to U.S.$618 million payable in Mexican pesos, and extended by a year. This facility bears interest at a floating rate based on a spread of 87.5 or 112.5 basis points over the 28-day TIIE rate depending on our net leverage ratio. In March 2020, the Company drew down the RCF as a prudent and precautionary measure in order to increase our cash position and preserve financial flexibility in light of current uncertainty in the global and local markets resulting from the COVID-19 outbreak. The aggregate principal amount was Ps.14,770.7 million, with maturity in the first quarter of 2022. In October 2020, the Company prepaid the RCF in full. In February 2022, we renewed the RCF for three years with the same financial conditions and increased the committed amount to U.S.$650 million. In May 2019, we issued U.S.$750 million aggregate principal amount of 5.25% Senior Notes due 2049. In June 2019, we entered into a credit agreement for a five-year term loan with a syndicate of banks in an amount of Ps.10,000 million. For a description of the material terms of the amended indentures related to our 6.625% Senior Notes due 2025, our 4.625% Senior Notes due 2026, our 8.5% Senior Notes due 2032, our 8.49% Senior Notes due 2037, our 6.625% Senior Notes due 2040, our 7.38% local bonds (Certificados Bursátiles) due 2020, our 7.25% Senior Notes due 2043, our 28-day TIIE plus 0.35% local bonds (Certificados Bursátiles) due 2021 and 2022, our 5.0% Senior Notes due 2045, our 6.125% Senior Notes due 2046 and our 8.79% local bonds due 2027, as well as the description of the material terms for the Company’s subsidiaries debt and lease liabilities see “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Refinancings” and “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Indebtedness”.

On February 23, 2022, we prepaid the full amount of our bank loans with HSBC and Santander for Ps.2,000 million and Ps.1,500 million respectively.

On March 7, 2022, we prepaid the full amount of our bank loan with Scotiabank for Ps.2,500 million.

On March 30, 2022, we redeemed U.S.$200 million of the U.S.$600 million aggregate amount of our 6.625% Senior Notes due 2025.

Our transactions and arrangements with related parties are described under “Major Stockholders and Related Party Transactions—Related Party Transactions”.

For a description of our material transactions and arrangements with Univision, see “Information on the Company—Business Overview—Univision”.

Legal Proceedings

On March 5, 2018, a purported stockholder class action lawsuit was filed in the United States District Court for the Southern District of New York (the “District Court”), alleging securities law violations in connection with allegedly misleading statements and/or omissions in the Company’s public disclosures. The lawsuit alleges that the Company and two of its executives failed to disclose alleged involvement in bribery activities relating to certain executives of Fédération Internationale de Football Association (“FIFA”), and wrongfully failed to disclose weaknesses in the Company’s internal control over its financial reporting as of December 31, 2016.

On May 17, 2018, the District Court appointed a lead plaintiff for the putative stockholder class. On August 6, 2018, the lead plaintiff filed an amended complaint. The Company thereupon filed a motion to dismiss the amended complaint. On March 25, 2019, the District Court issued a decision denying the Company’s motion to dismiss, holding that plaintiff’s allegations, if true, were sufficient to support a claim. The parties began to exchange discovery materials, and the discovery process continued into 2022. On June 8, 2020, the District Court issued a decision denying class certification based on the inadequacy of the proposed class representative. On June 29, 2020, the District Court issued a decision granting class certification to a new class representative. The Company sought permission for leave to appeal the District Court’s order.

On October 6, 2020, the United States Court of Appeals for the Second Circuit (the “Court of Appeals”) denied the Company’s request for leave to appeal the District Court’s class certification order.

On May 19, 2021, the District Court issued an order disqualifying class counsel and stayed the case for thirty days so the class representative could identify replacement counsel. On June 17, 2021, the District Court granted a request from the class representative and disqualified counsel to extend the stay for an additional sixty days. On June 18, 2021, a petition for a writ of mandamus was filed in the Court of Appeals, seeking reinstatement of disqualified counsel. On June 23, 2021, the Court of Appeals granted a request from the petitioners to stay proceedings in the District Court pending the Court of Appeals’ decision on the petition. On August 24, 2021, the Court of Appeals denied the petition. On September 14, 2021, the case was returned to the District Court. On October 8, 2021, the District Court appointed new class counsel. On March 31, 2022, the discovery period concluded, with exceptions. The District Court has set a deadline of June 22, 2022 for the parties to file any motions for summary judgment, and the Company expects to file a motion for summary judgment on or before that date.

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

Taxation

U.S. Taxes

General. The following is a summary of the anticipated material U.S. federal income tax consequences of the purchase, ownership and disposition of GDSs, CPOs and the Series “A” Shares, Series “B” Shares, Series “L” Shares and Series “D” Shares underlying the CPOs (referred to herein as the “Underlying Shares”), in each case, except as otherwise noted, by U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner of GDSs, CPOs or Underlying Shares based on the beneficial owner’s particular circumstances. For example, with respect to U.S. Holders, the following discussion does not address the U.S. federal income tax consequences to a U.S. Holder:

●	that owns, directly, indirectly or through attribution, 2% or more of the total voting power or value of our outstanding Underlying Shares (including through ownership of GDSs and CPOs);
●	that is a dealer in securities, insurance company, financial institution, tax-exempt organization, U.S. expatriate, broker-dealer or trader in securities; or
●	whose functional currency is not the U.S. Dollar.

Also, this discussion does not consider:

●	the tax consequences to the stockholders, partners or beneficiaries of a U.S. Holder; or
●	special tax rules that may apply to a U.S. Holder that holds GDSs, CPOs or Underlying Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

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

The discussion set forth below is based on the U.S. federal income tax laws as in force on the date of this annual report, including:

●	the Code, applicable U.S. Treasury regulations and judicial and administrative interpretations; and
●	the convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, including the applicable protocols, collectively referred to herein as the “U.S.-Mexico Tax Treaty.”

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

As used in this section, the term “U.S. Holder” means a beneficial owner of CPOs, GDSs or Underlying Shares that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation (or entity treated as a corporation for such purposes) created or organized in or under the laws of the United States, or any State thereof or the District of Columbia;
●	an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of source; or
●	a trust, if either (x) it is subject to the primary supervision of a court within the United States and one or more “United States persons” has the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person”.

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

The application of the U.S.-Mexico Tax Treaty to U.S. Holders is conditioned upon, among other things, the assumptions that the U.S. Holder:

●	is not a resident of Mexico for purposes of the U.S.-Mexico Tax Treaty;
●	is an individual who has a “substantial presence” (within the meaning of the U.S.-Mexico Tax Treaty) in the United States;
●	is entitled to the benefits of the U.S.-Mexico Tax Treaty under the limitation on benefits provision contained in Article 17 of the U.S.-Mexico Tax Treaty; and
●	does not have a fixed place of business or a permanent establishment in Mexico with which its ownership of CPOs, GDSs or Underlying Shares is effectively connected.

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

A beneficial owner of CPOs, GDSs or Underlying Shares that is not a U.S. Holder and is not a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) generally will not be subject to U.S. federal income tax on gain recognized on a sale or exchange of CPOs, GDSs or Underlying Shares unless:

●	the gain is effectively connected with the beneficial owner’s conduct of a trade or business in the United States; or
●	the beneficial owner is an individual who holds CPOs, GDSs or Underlying Shares as a capital asset, is present in the United States for 183 days or more in the taxable year of the sale or exchange and meets other requirements.

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

U.S. Backup Withholding. A U.S. Holder may be subject to U.S. information reporting and U.S. backup withholding on dividends paid on Underlying Shares, and on proceeds from the sale or other disposition of CPOs, GDSs or Underlying Shares, unless the U.S. Holder:

●	comes within an exempt category and, if required, certifies its exempt status; or
●	provides the applicable withholding agent with the U.S. Holder’s taxpayer identification number, certifies as to no loss of exemption from backup withholding tax and otherwise complies with the applicable requirements of the backup withholding rules.

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

This discussion does not constitute, and shall not be considered as, legal or tax advice to holders.

According to the Mexican Tax Legislation:

●	an individual is a Mexican tax resident if the individual has established his permanent home in Mexico. When an individual, in addition to his permanent home in Mexico, has a permanent home in another country, the individual will be a Mexican tax resident if his center of vital interests is located in Mexico. This will be deemed to occur if, among other circumstances, either (i) more than 50% of the total income obtained by the individual in the calendar year is Mexican source or (ii) when the individual’s center of professional activities is located in Mexico. Unless otherwise proven, a Mexican national is considered a Mexican tax resident;
●	a legal entity is considered a Mexican tax resident if it maintains the main administration of its head office, business, or the effective location of its management in Mexico.
●	a foreign person with a permanent establishment in Mexico will be required to pay taxes in Mexico in accordance with the Mexican Tax Legislation for income attributable to such permanent establishment; and
●	a foreign person without a permanent establishment in Mexico will be required to pay taxes in Mexico in respect of revenues proceeding from sources of wealth located in national territory.

Mexican nationals and legal entities who filed a change of tax residence to a country or jurisdiction that does not have a comprehensive exchange of information agreement with Mexico and an International Treaty that Enables Mutual Administrative Assistance in the Notification, Payment and Collection of Contributions, in which the income of the relevant person is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law, will be considered as Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following five years. If the notice is not filed, the nationals or legal entities will continue be considered as Mexican tax residents.

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

When dividends are paid from our previously taxed net earnings account we will not be required to pay any Mexican corporate income tax on the dividends. During 2022, if dividends are not paid from our previously taxed net earnings account we will be required to pay a 30% Mexican corporate income tax (“CIT”) on the grossed-up dividends with the factor 1.4286.

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

In compliance with the procedures and controls established by our Investments, Risk Management and Treasury Committee, in 2019, 2020 and 2021, we entered into certain derivative transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in interest rates, foreign currency exchange rates, and inflation rates. Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility. See Notes 2(w), 4 and 15 to our consolidated year-end financial statements.

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

The net fair value of the interest rate swap was a liability of Ps.0.1 million as of March 31, 2022, and a liability of Ps.1.9 million as of December 31, 2021 and a liability of Ps.25.5 million as of December 31, 2020. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.0 million as of March 31, 2022 and Ps.0.6 million as of December 31, 2021. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

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

As of March 31, 2022, we did not have any active forward contracts and as of and December 31, 2021, the notional amount outstanding was U.S.$67.1 million and the net fair value of these agreements was a liability of Ps.35.5 million. The potential loss in fair value for such instruments from a hypothetical 1.0% adverse change in the market exchange rate would be approximately Ps.1.3 million as of December 31, 2021. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2021, the Company did not enter into any forward exchange rate agreements. As of March 31, 2022, we did not have any active forward contracts and as of December 31, 2021, the notional amount outstanding was U.S.$57.60 million the net fair value of these agreements was a liability of Ps.56.5 million. The potential loss in fair value for such instruments from a hypothetical 1.0 % adverse change in the market exchange rate would be approximately Ps.1.0 million as of December 31, 2021. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During the last quarter of 2017, in connection with the variable rate bank loan with HSBC due 2022, the Company entered into interest rate swap agreements on notional amounts of Ps.2,000.0 million. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 8.6275%. On February 23, 2022, we prepaid the full amount of this loan but the hedge remains active.

The net fair value of the interest rate swap was an asset of Ps.1.5 million as of March 31, 2022, a liability of Ps.9.7 million as of December 31, 2021, and a liability of Ps. 109.1 million as of December 31, 2020. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.2.7 million as of March 31, 2022 and Ps.6.5 million as of December 31, 2021. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During the last quarter of 2017, in connection with the variable rate bank loan with Santander due 2022, the Company entered into interest rate swap agreements on notional amounts of Ps.1,500.0 million. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 8.6%. On February 23, 2022, we prepaid the full amount of this loan but the hedge remains active.

The net fair value of the interest rate swap was an asset of Ps.2.5 million as of March 31, 2022, a liability of Ps.7.2 million as of December 31, 2021 and a liability of Ps. 86.2 million as of December 31, 2020. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.3.6 million as of March 31, 2022 and Ps.5.6 million as of December 31, 2021. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During the last quarter of 2017 and the first quarter of 2018, in connection with the variable rate bank loan with Scotiabank due 2023, the Company entered into interest rate swap agreements on notional amounts of Ps.1,000.0 million and Ps.1,500.0 million respectively. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 9.0485%. On March 7, 2022, we prepaid the full amount of this loan but the hedge remains active.

The net fair value of the interest rate swap was an asset of Ps.3.6 million as of March 31, 2022, and a liability of Ps.23.8 million as of December 31, 2021 and a liability of Ps.180.9 million as of December 31, 2020. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.7.8 million as of March 31, 2022 and Ps.11.4 million as of December 31, 2021. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

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

The net fair value of the interest rate swap was an asset of Ps.360.5 million as of March 31, 2022 and Ps.133.2 million as of December 31, 2021. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.113 million as of March 31, 2022 and Ps.131 million as of December 31, 2021. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During the first quarter of 2020, the Company drew down from its RCF for an amount of Ps.14,771 million due 2022. In connection with the RCF, the company entered into interest rate swap agreements for the full amount. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a two year period at an interest rate of 6.0738%. The RCF was fully prepaid during the fourth quarter of 2020, during the same quarter we unwound two of the hedges for a notional amount of Ps.5,385 million. We kept the remaining position until 2022 at an interest rate of 6.0246%.

The net fair value of the interest rate swap was a liability of Ps.2.9 million as of December 2021. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be Ps.13 million as of December 31, 2021. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve. During the first quarter of 2022, the hedging expired.

During 2021, Empresas Cablevisión did not enter into any forward exchange rate agreements. As of March 31, 2022, we do not have any active forward contracts and as of December 31, 2021, the notional amount outstanding was U.S.$ 13.8 million, the net fair value of these agreements was a liability of Ps.11 million. The potential loss in fair value for such instruments from a hypothetical 1.0% adverse change in market exchange rate would be approximately Ps.0.2 million as of December 31, 2021. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2021, TVI did not enter into any forward exchange rate agreements. As of March 31, 2022, we do not have any active forward contract and as of December 31, 2021, the notional amount outstanding was U.S.$12.6 million, the net fair value of these agreements was a liability of Ps.10.1 million. The potential loss in fair value for such instruments from a hypothetical 1.0% adverse change in market exchange rate would be approximately Ps.0.2 million as of December 31, 2021. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2021, Corporación Novavision did not enter into any forward exchange rate agreements. As of March 31, 2022, we do not have any active forward contracts and as of December 31, 2021, the notional amount outstanding is U.S.$15 million, the net fair value of these agreements was a liability of Ps.14.1 million. The potential loss in fair value for such instruments from a hypothetical 1.0% adverse change in market exchange rate would be approximately Ps.0.3 million as of December 31, 2021. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2021 and 2020. These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

								Increase
								(decrease) of
								fair value over
								carrying amount
					Increase			assuming a
					(decrease) of			hypothetical
					fair value over			10% increase in
December 31, 2021	Carrying amount(2)		Fair value(3)		carrying amount			fair value
Assets:
Long-term loan and interests receivable from GTAC	Ps.	756.0	Ps.	760.1	Ps.	4.1	Ps.	80.1
Open-Ended Fund		945.2		945.2		—		—
Publicly traded equity instruments		3,517.7		3,517.7		—		—
Other equity instruments		1,608.0		1,608.0		—		—
Derivative financial instruments(1)		133.3		133.3		—		—
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2025		12,301.9		14,056.8		1,754.9		3,160.6
Senior Notes due 2026		6,150.9		6,685.2		534.3		1,202.8
Senior Notes due 2032		6,150.9		8,857.2		2,706.3		3,592.0
Senior Notes due 2040		12,301.9		16,678.5		4,376.6		6,044.5
Senior Notes due 2045		20,503.1		24,205.1		3,702.0		6,122.5
Senior Notes due 2046		18,452.8		25,029.2		6,576.4		9,079.3
Senior Notes due 2049		15,377.3		19,307.2		3,929.9		5,860.6
Peso-denominated debt:
Notes due 2027		4,500.0		4,509.4		9.4		460.3
Senior Notes due 2037		4,500.0		4,110.5		(389.5)		21.6
Senior Notes due 2043		6,500.0		4,611.6		(1,888.4)		(1,427.2)
Long-term notes payable to Mexican Banks		20,260.4		20,417.9		157.5		2,199.3
Lease Liabilities		9,680.6		9,830.9		150.3		1,133.4
Derivative financial instruments (1)		172.9		172.9		—		—

								Increase
								(decrease) of
								fair value over
								carrying amount
					Increase			assuming a
					(decrease) of			hypothetical
					fair value over			10% increase in
December 31, 2020	Carrying amount(2)		Fair value(3)		carrying amount			fair value
Assets:
Long-term loan and interest receivable from GTAC	Ps.	821.3	Ps.	824.1	Ps.	2.8	Ps.	85.2
Open-Ended Fund		1,135.8		1,135.8		—		—
Publicly traded equity instruments		5,397.5		5,397.5		—		—
Other equity instruments		468.5		468.5		—		—
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2025		11,969.6		14,609.8		2,640.2		4,101.2
Senior Notes due 2026		5,984.8		6,840.9		856.1		1,540.1
Senior Notes due 2032		5,984.8		9,193.4		3,208.6		4,128.0
Senior Notes due 2040		11,969.6		16,781.0		4,811.4		6,489.5
Senior Notes due 2045		19,949.3		24,282.9		4,333.6		6,761.9
Senior Notes due 2046		17,954.4		24,970.9		7,016.6		9,513.7
Senior Notes due 2049		14,962.0		18,978.7		4,016.7		5,914.6
Peso-denominated debt:
Notes due 2027		4,500.0		5,035.9		535.9		1,039.4
Senior Notes due 2037		4,500.0		4,087.6		(412.4)		(3.7)
Senior Notes due 2043		6,500.0		5,150.9		(1,349.1)		(834.1)
Long-term notes payable to Mexican Banks		19,602.9		19,801.1		198.2		2,178.4
Lease Liabilities		9,292.4		9,343.1		50.7		985.1
Derivative financial instruments (1)		3,476.2		3,476.2		—		—
(1)	Given the nature and the tenor of these derivatives, an increase of 10% in the interest and/or exchange rates would not be an accurate sensitivity analysis.
(2)	The carrying value of debt is stated in this table at its principal amount.
(3)	The fair value of the Senior Notes and Notes due by the Group are within Level 1 of the fair value hierarchy as there is a quoted market price for them. The fair value of the lease liabilities are within Level 2 of the fair value hierarchy and has been estimated based on cash flows discounted using an estimated weighted average cost of capital. The fair value of held-to-maturity securities are within Level 1 of the fair value hierarchy, and were based on market interest rates to the listed securities.

We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

	Year Ended December 31,
	2021		2020

	(In millions of U.S. Dollars)
U.S. Dollar-denominated and U.S. Dollar-equivalent monetary assets, primarily cash and cash equivalents, and non-current investments in financial instruments(1)	U.S.$	785.1	U.S.$	1,125.1
U.S. Dollar-denominated and U.S. Dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, lease liabilities, and other liabilities(2)(3)		(5,180.8)		(5,115.9)
Net liability position	U.S.$	(4,395.7)	U.S.$	(3,990.8)
(1)	In 2021 and 2020, include U.S. Dollar equivalent amounts of U.S.$17.7 million and U.S.$24.5 million, respectively, related to other foreign currencies, primarily Euros.
(2)	In 2021 and 2020, include U.S. Dollar equivalent amounts of U.S.$ 1.4 million and U.S.$2.0 million, respectively, related to other foreign currencies, primarily Euros.

(3)	In 2021 and 2020, monetary liabilities included U.S.$ 1,300.6 million (Ps.26,666.7 million) and U.S.$1,130.9 million (Ps.22,559.9 million), respectively, related to long-term debt designed as a hedging instrument of the Group’s investments in UH II, UHI and the investment in Open-Ended Fund (see Note 14 to our consolidated year-end financial statements).

At December 31, 2021, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.6,345.8 million. At December 31, 2020, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.5,705.3 million.

Item 12.Description of Securities Other than Equity Securities

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

The following table summarizes the fees and charges that a GDS holder may be required to pay, directly or indirectly, to the depositary pursuant to the terms of the Deposit Agreement, which was filed with the SEC as an exhibit to our Registration Statement on Form F-6 filed on September 17, 2007:

Fee	Depositary Service
U.S.$5.00 (or less) per 100 GDSs (or portion of 100 GDSs)	● Issuance of GDSs, including issuances resulting from a distribution of shares or rights or other property

● Cancellation of GDSs for the purpose of withdrawal, including if the deposit agreement terminates
U.S.$0.02 (or less) per GDS	● Any cash distribution to GDS registered holders
A fee equivalent to the fee that would be payable if securities distributed to holders had been CPOs and the CPOs had been deposited for issuance of GDSs	● Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to GDS registered holders
U.S.$0.02 (or less) per GDS per calendar year	● Depositary services
Registration or transfer fees	● Transfer and registration of CPOs on our CPO register to or from the name of the depositary or its agent when holders deposit or withdraw CPOs
Expenses of the depositary	● Cable and facsimile transmissions (when expressly provided in the deposit agreement)
● Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any GDS or share underlying an GDS, for example, stock transfer taxes, stamp duty or withholding taxes	● As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

Note that the actual amounts charged by the depositary may differ from those set out in the table above, but may not exceed these levels.

The Bank of New York Mellon, as depositary, pays us an agreed amount as reimbursement for certain expenses we incur related to our being a publicly-listed entity in the United States, including, but not limited to, internal and out-of-pocket investor relations expenses, corporate finance and accounting expenses, legal expenses, annual NYSE listing fees, Sarbanes-Oxley compliance, travel expenses related to presentations to rating agencies and investors, road show presentations, or any other similar or related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2021, we did not receive any reimbursement.

Part II

Item 13.Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on the evaluation as of December 31, 2021, our Co-Chief Executive Officers and Principal Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined under Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to provide reasonable assurance that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Co-Chief Executive Officers and the Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2021.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16.A.Audit Committee Financial Expert

Our board of directors has determined that Mr. Guillermo García Naranjo Álvarez, Chairman of the Audit Committee of the Company, as well as Mr. Francisco José Chevez Robelo, former Chairman of the Audit Committee of the Company, are audit committee financial experts. Mr. García Naranjo and Mr. Chevez are “independent” and meet the requisite qualifications as defined in Item 16A of Form 20-F.

Item 16.B.Code of Ethics

We have adopted a written code of ethics that applies to all of our employees, including our principal executive officers, principal financial officer, and principal accounting officer.

We did not grant any waivers to our code of ethics during the fiscal year ended December 31, 2021.

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

Item 16.C.Principal Accountant Fees and Services

KPMG Cárdenas Dosal, S.C. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2020 and 2021.

The chart below sets forth the total amount billed by our independent registered public accounting firms for services performed in the years 2021 and 2020, and breaks down these amounts by category of service:

	2021		2020

	(in millions of Pesos)
Audit Fees	Ps.	104.8	Ps.	97.4
Audit-Related Fees		19.5		2.4
Tax Fees		6.3		9.7
Other Fees		1.4		—
Total	Ps	132.0	Ps.	109.5

“Audit Fees” are the aggregate fees billed by our Independent Registered Public Accounting Firms for the audit of our consolidated annual financial statements, services related to regulatory financial filings with the SEC and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by our Independent Registered Public Accounting Firm for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. This category comprises fees billed for independent accountant review of our interim financial statements in connection with the offering of our debt securities, and due diligence reviews in connection with potential acquisitions and business combinations.

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

During 2021, KPMG, with the prior approval by our Board of Directors and the favorable opinion of our Audit Committee, rendered additional services in our favor and in favor of certain of our subsidiaries consisting of the analysis of transfer prices, tax consulting, and social security and local contributions related services, which were for concepts other than the audit of our Financial Statements. KPMG billed us for such services an amount of Ps.7.7 million, which represents 5.9% of the total amounts that KPMG billed us for on services rendered in 2021.

Item 16.D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth, for the periods indicated, information regarding purchases of any of our equity securities registered pursuant to Section 12 of the Exchange Act made by us or on our behalf or by or on behalf of any affiliated purchaser (as that term is defined in Rule 10b-18(a)(3) under the Exchange Act):

Purchases of Equity Securities by the Company

				Total Number of	Maximum Number (or
	Total Number			CPOs Purchased	Appropriate Peso Value) of
	of			as part of Publicly	CPOs that May Yet Be
	CPOs	Average Price		Announced Plans	Purchased Under the Plans
Purchase Date	Purchased	Paid per CPO(1)		or Programs(2)	or Programs(2)
January 1 to January 31	—	Ps.	—	339,972,992	Ps.	20,000,000
February 1 to February 28	—		—	339,972,992		20,000,000
March 1 to March 31	—		—	339,972,992		20,000,000
April 1 to April 30	—		—	339,972,992		10,000,000
May 1 to May 31	—		—	339,972,992		10,000,000
June 1 to June 30	—		—	339,972,992		10,000,000
July 1 to July 31	—		—	339,972,992		10,000,000
August 1 to August 31	—		—	339,972,992		10,000,000
September 1 to September 30	—		—	339,972,992		10,000,000
October 1 to October 31	—		—	339,972,992		10,000,000
November 1 to November 30	—		—	339,972,992		10,000,000
December 1 to December 31	—		—	339,972,992		10,000,000
Total	—	Ps.	—

(1)	The values have not been restated in constant Pesos and therefore represent nominal historical figures.
(2)	Our share repurchase program was announced in September 2002 and does not have an expiration date. On November 13, 2017, we announced our intention to reactivate our share repurchase program. Accordingly, we may, from time to time, at management’s discretion, seek to acquire shares of the Company’s common stock subject to legal, market and other business conditions at the time of purchase. The total amount of our share repurchase program was limited to Ps.20,000,000,000 during 2020, and to Ps.10,000,000,000 for 2021 in accordance with the resolutions that our stockholders approved in the annual shareholders meeting held on April 28, 2021.

Purchases of Equity Securities by Special Purpose Trust

Formed in Connection with Long-Term Retention Plan(1)

					Maximum Number
				Total Number of	(or
				CPOs Purchased	Appropriate Peso
				as	Value) of
				part of Publicly	CPOs that May Yet
				Announced Plans	Be Purchased Under
	Total Number of	Average Price		or	the Plans or
Purchase Date	CPOs Purchased(2)	Paid per CPO(3)		Programs	Programs
January 1 to January 31	3,400,000		34.3875	305,471,842	—
February 1 to February 28	450,000		32.1213	305,921,842	—
March 1 to March 31	200,000		31.6960	306,121,842	—
April 1 to April 30	—		—	306,121,842	—
May 1 to May 31	1,400,000		50.1659	307,521,842	—
June 1 to June 30	4,175,024		56.6881	311,696,866	—
July 1 to July 31	550,000		54.9375	312,246,866	—
August 1 to August 31	82,000		51.4367	312,328,866	—
September 1 to September 30	—		—	312,328,866	—
October 1 to October 31	—		—	312,328,866	—
November 1 to November 30	1,895,000		39.6176	314,223,866	—
December 1 to December 31	3,840,000		41.2305	318,063,866	—
Total	15,992,024	Ps.	445,504	—	—
(1)	See “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan” for a description of the implementation, limits and other terms of our Long-Term Retention Plan.
(2)	Represents open-market purchases by the special purpose trust formed in connection with our Long-Term Retention Plan.
(3)	The values have not been restated in constant Pesos and therefore represent nominal historical figures.

Item 16.F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G.Corporate Governance

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

We are a Mexican corporation with shares, in the form of CPOs listed on the Bolsa Mexicana de Valores, or Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law, and the regulations issued by the CNBV and the Mexican Stock Exchange. Although compliance is not mandatory, we also substantially comply with the Mexican Code of Principles and Best Corporate Governance Practices (Código de Principios y Mejores Prácticas de Gobierno Corporativo), which was created in January 1999 by a group of Mexican business leaders and was endorsed by the CNBV and last amended in 2018. See “Additional Information-Bylaws” for a more detailed description of our corporate governance practices.

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

Item 16.H.Mine Safety Disclosure

Not applicable.

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Part III

Item 17.Financial Statements

We have responded to Item 18 in lieu of Item 17.

Item 18.Financial Statements

See pages F-1 through F-95, which are incorporated in this Item 18 by reference.

Item 19.Exhibits

Documents filed as exhibits to this annual report appear on the following

(a)       Exhibits.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	—

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

Exhibit Number		Description of Exhibit
2.11	—

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

Description of the rights of each class of securities registered under Section 12 of the Exchange Act (previously filed with the Securities and Exchange Commission as Exhibit 2.17 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated herein by reference).

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

Exhibit Number		Description of Exhibit
4.4	—

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

Full-Time Transponder Service Agreement, dated as of November, 2007, by and among Intelsat Corporation, Intelsat LLC, Corporación de Radio y Televisión del Norte de México, S. de R. L. de C.V. and SKY Brasil Serviços Ltda (previously filed with the Securities and Exchange Commission as Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference).

4.6	—

Amended and Restated Certificate of Incorporation of Broadcasting Media Partners, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference).

4.7	—

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

Exhibit Number		Description of Exhibit
4.9	—

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

4.11**	—

Second Amended and Restated Stockholders Agreement, dated as of Januray 31, 2022, by and among TelevisaUnivision, Inc., Univision Holdings, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc. and certain stockholders of TelevisaUnivision, Inc.

4.12	—

Transaction Agreement, dated as of April 13, 2021, by and among Grupo Televisa, S.A.B., Univision Holdings, Inc., and, for the limited purposes set forth therein, Searchlight III UTD GP, LLC, ForgeLight Univision Holdings LLC and Liberty Global Ventures Limited (previously filed with the Securities and Exchange Commission as Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated herein by reference).

4.13	—

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

4.14	—

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

4.16	—

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

4.17	—

English summary of conversion of debentures, dated August 13, 2014, by and between Arretis, S.A.P.I. de C.V and Tenedora Ares, S.A.P.I. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.33 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).

Exhibit Number		Description of Exhibit
4.18	—

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

4.19	—

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

4.20	—

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

4.21	—

English summary of merger agreement, dated January 8, 2015, by and among Consorcio Nekeas, S.A. de C.V., Galavisión DTH, S. de R.L. de C.V. and Inmobiliaria Hevi, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.37 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).

4.22	—

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

4.23

English summary of merger agreement, dated March 4, 2016, by and among Corporativo Vasco de Quiroga, S.A. de C.V. and Grupo TVI Telecom, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference)

8.1	—	List of Subsidiaries of Registrant.

12.1	—	Co-CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2022.

12.2	—	Co-CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2022.

12.3	—	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2022.

13.1	—	Co-CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2022.

13.2	—	Co-CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2022.

13.3	—	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2022.

Exhibit Number		Description of Exhibit
23.1	—	Consent of KPMG Cárdenas Dosal, S.C.

101	—

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position as of December 31, 2021 and 2020; (ii) Consolidated Statements of Income for the Years Ended December 31, 2021, 2020 and 2019; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2021, 2020 and 2019; (iv) Consolidated Statements of Changes in Equity for the Years ended December 31, 2021, 2020 and 2019; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2021, 2020 and 2019; and (vi)  Notes to Consolidated Financial Statements for the Years Ended December 31, 2021, 2020 and 2019.

104		Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Portions of this exhibit have been omitted and filed separately with the SEC pursuant to a request for confidential treatment.
**	Portions of this exhibit have been omitted in accordance with Instruction 4 to Item 19 of Form 20-F.

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

GRUPO TELEVISA, S.A.B.

	By:	/s/ Carlos Phillips Margain
		Name:	Carlos Phillips Margain
		Title:	Chief Financial Officer
Date: April 29, 2022

GRUPO TELEVISA, S. A. B. AND SUBSIDIARIES

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2021 AND 2020

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Grupo Televisa, S.A.B.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Televisa, S.A.B. and subsidiaries (the “Group”) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021,  and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2022 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

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

Critical Audit Matter

(thousands of Mexican pesos)

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill impairment analysis

As described in Note 13, the goodwill balance as of December 31, 2021 was Ps. 14,036,657, of which Ps. 11,129,806 relate to two specific cash-generating units (CGU) of the Cable segment.  The Group determine the recoverable amount of the CGUs at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The recoverable amount of the CGUs has been determined based on the higher of the value in use (VIU) and fair value less costs of disposal (FVLCD) methods. The determination of VIU requires the use of estimates and assumptions including the Group’s projections of future cash flows for each CGU, long-term growth rates and discount rates based on weighted average cost of capital. FVLCD estimates are based on a selection of comparable entity valuation multiples (sales and EBITDA) derived from quoted prices in exchange markets.

We identified the valuation of goodwill for two specific CGUs of the Cable segment as a critical audit matter because the determination of the estimated VIU used to determine whether impairment exists, involved a high degree of judgment. Specifically, the projection of revenue and growth of revenue from years 2022 through 2025, and the determination of the long-term growth rate and discount rate to estimate the VIU for two of the CGUs were challenging to audit, as changes to these assumptions have a significant effect on the Group’s assessment of the carrying value of goodwill.

The following are the primary procedures we performed to address this critical audit matter:

—

We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s goodwill impairment testing process, including controls related to the determination of the VIU, additionally to those controls related to the projection of future cash flows, and the determination of the long-term growth rates and the discount rates based on weighted average cost of capital.

—

We performed sensitivity analyses over the long-term growth rate and the discount rate to assess their impact on the Group’s determination that the VIU of these two CGUs of the Cable segment exceeded their carrying amount.

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

—

We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating relevant assumptions, such as the long-term growth rate and the discount rate. This was accomplished by:

●	evaluating the methodology utilized in the valuation models; and
●	comparing the assumptions used in the determination of the long-term growth rates and the discount rates to market information.

/s/ KPMG Cárdenas Dosal S.C.

We have served as the Group’s auditor since 2018.

Mexico City, Mexico

April 29, 2022

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Grupo Televisa, S.A.B.:

Opinion on Internal Control Over Financial Reporting

We have audited Grupo Televisa S.A.B. and subsidiaries’ (the Group) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2022, expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Cárdenas Dosal, S.C.

Mexico City, Mexico

April 29, 2022

Consolidated Statements of Financial Position

As of December 31, 2021 and 2020

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	Notes	2021		2020
ASSETS
Current assets:
Cash and cash equivalents	6	Ps.	25,828,215	Ps.	29,058,093
Trade notes and accounts receivable, net	7		13,093,011		12,343,797
Other accounts and notes receivable, net			1,026,218		818,168
Income taxes receivable			7,261,999		5,054,080
Other recoverable taxes			9,417,978		6,783,231
Derivative financial instruments	15		127		—
Due from related parties	20		874,852		786,952
Transmission rights and programming	8		7,591,669		6,396,214
Inventories			2,212,859		1,641,300
Contract costs			1,782,723		1,598,447
Other current assets			4,169,299		4,580,793
Total current assets			73,258,950		69,061,075

Non-current assets:
Trade notes and accounts receivable, net of current portion			385,060		—
Derivative financial instruments	15		133,197		—
Transmission rights and programming	8		12,841,026		7,982,796
Investments in financial instruments	9		6,076,079		7,002,712
Investments in associates and joint ventures	10		26,704,235		22,813,531
Property, plant and equipment, net	11		87,922,126		83,281,627
Right-of-use assets, net	12		7,604,567		7,212,165
Intangible assets and goodwill, net	13		42,255,881		42,724,218
Deferred income tax assets	24		33,173,148		27,999,693
Contract costs			3,215,591		2,943,110
Other assets			172,221		225,405
Total non-current assets			220,483,131		202,185,257
Total assets		Ps.	293,742,081	Ps.	271,246,332

The accompanying notes are an integral part of these consolidated financial statements.

	Notes	2021		2020
LIABILITIES
Current liabilities:
Current portion of long-term debt	14	Ps.	4,106,432	Ps.	616,991
Interest payable	14		2,034,577		1,934,656
Current portion of lease liabilities	14		1,478,382		1,277,754
Derivative financial instruments	15		149,087		2,016,952
Trade accounts payable and accrued expenses			22,874,341		21,943,227
Customer deposits and advances			8,998,556		5,935,858
Income taxes payable	24		7,680,800		2,013,648
Other taxes payable			4,416,960		4,463,336
Employee benefits			2,332,260		1,262,627
Due to related parties	20		82,070		83,007
Other current liabilities	18		2,516,057		2,161,610
Total current liabilities			56,669,522		43,709,666

Non-current liabilities:
Long-term debt, net of current portion	14		121,685,710		121,935,980
Lease liabilities, net of current portion	14		8,202,177		8,014,597
Derivative financial instruments	15		23,798		1,459,271
Income taxes payable	24		104,825		767,115
Deferred income tax liabilities	24		2,210,609		1,786,311
Post-employment benefits	16		1,913,680		2,080,651
Other long-term liabilities			6,407,696		3,553,708
Total non-current liabilities			140,548,495		139,597,633
Total liabilities			197,218,017		183,307,299

EQUITY
Capital stock	17		4,836,708		4,907,765
Additional paid-in capital			15,889,819		15,889,819
Retained earnings	18		88,218,188		84,280,397
Accumulated other comprehensive loss, net	18		(13,621,992)		(15,556,848)
Shares repurchased	17		(14,205,061)		(16,079,124)
Equity attributable to stockholders of the Company			81,117,662		73,442,009
Non-controlling interests	19		15,406,402		14,497,024
Total equity			96,524,064		87,939,033
Total liabilities and equity		Ps.	293,742,081	Ps.	271,246,332

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Mexican pesos, except per CPO amounts)

(Notes 1, 2 and 3)

	Notes	2021		2020		2019
Net sales	26	Ps.	103,521,823	Ps.	97,361,634	Ps.	101,757,181
Cost of sales	21		59,561,521		56,989,655		59,067,362
Selling expenses	21		10,460,246		10,366,582		11,099,011
Administrative expenses	21		13,710,793		12,713,657		13,269,191
Income before other income or expense	26		19,789,263		17,291,740		18,321,617
Other income (expense), net	22		2,388,008		233,628		(1,316,587)
Operating income			22,177,271		17,525,368		17,005,030
Finance expense	23		(12,368,807)		(10,482,168)		(11,275,198)
Finance income	23		620,222		4,227,192		2,464,403
Finance expense, net			(11,748,585)		(6,254,976)		(8,810,795)
Share of income (loss) of associates and joint ventures, net	10		3,671,877		(5,739,668)		581,023
Income before income taxes			14,100,563		5,530,724		8,775,258
Income taxes	24		6,745,778		5,227,900		2,668,445
Net income		Ps.	7,354,785	Ps.	302,824	Ps.	6,106,813

Net income (loss) attributable to:
Stockholders of the Company		Ps.	6,055,826	Ps.	(1,250,342)	Ps.	4,626,139
Non-controlling interests	19		1,298,959		1,553,166		1,480,674
Net income		Ps.	7,354,785	Ps.	302,824	Ps.	6,106,813
Basic earnings (loss) per CPO attributable to stockholders of the Company	25	Ps.	2.17	Ps.	(0.44)	Ps.	1.60
Diluted earnings (loss) per CPO attributable to stockholders of the Company	25	Ps.	2.01	Ps.	(0.41)	Ps.	1.53

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	Notes	2021		2020		2019
Net income		Ps.	7,354,785	Ps.	302,824	Ps.	6,106,813
Other comprehensive income (loss):
Items that will not be reclassified to income:
Remeasurement of post-employment benefit obligations	16		279,825		(344,313)		(247,092)
Remeasurement of post-employment benefit obligations of assets held for sale			—		—		(3,445)
Warrants issued by UHI, net of hedge	9		—		(21,899,164)		257,306
Open-Ended Fund, net of hedge	9		(19,718)		(904,423)		(351,202)
Other equity instruments	9		(123,359)		(353,496)		(794,624)
Items that may be subsequently reclassified to income:
Exchange differences on translating foreign operations			92,555		133,522		(98,422)
Cash flow hedges			1,927,601		(1,370,145)		(1,521,912)
Other financial assets	9		—		—		111
Share of other comprehensive income (loss) of associates and joint ventures	10		245,714		(61,033)		(236,159)
Other comprehensive income (loss) before income taxes			2,402,618		(24,799,052)		(2,995,439)
Income tax (expense) benefit	24		(467,749)		7,936,914		704,164
Other comprehensive income (loss)			1,934,869		(16,862,138)		(2,291,275)
Total comprehensive income (loss)		Ps.	9,289,654	Ps.	(16,559,314)	Ps.	3,815,538

Total comprehensive income (loss) attributable to:
Stockholders of the Company		Ps.	7,990,682	Ps.	(18,127,641)	Ps.	2,356,623
Non-controlling interests	19		1,298,972		1,568,327		1,458,915
Total comprehensive income (loss)		Ps.	9,289,654	Ps.	(16,559,314)	Ps.	3,815,538

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

							Accumulated
							Other				Equity
	Capital Stock				Retained		Comprehensive		Shares		Attributable to		Non-controlling
	Issued		Additional		Earnings		Income (Loss)		Repurchased		Stockholders of		Interests
	(Note 17)		Paid-in Capital		(Note 18)		(Note 18)		(Note 17)		the Company		(Note 19)		Total Equity
Balance at January 1, 2019	Ps.	4,907,765	Ps.	15,889,819	Ps.	78,731,909	Ps.	4,427,487	Ps.	(14,219,060)	Ps.	89,737,920	Ps.	15,013,771	Ps.	104,751,691
Acquisition of non-controlling interests		—		—		766		—		—		766		(766)		—
Dividends		—		—		(1,066,187)		—		—		(1,066,187)		(1,598,153)		(2,664,340)
Reclassification due to partial disposition of Open-Ended Fund		—		—		837,520		(837,520)		—		—		—		—
Repurchase of CPOs		—		—		—		—		(1,385,750)		(1,385,750)		—		(1,385,750)
Shares repurchased		—		—		—		—		(100,246)		(100,246)		—		(100,246)
Sale of shares		—		—		(1,585,963)		—		1,686,209		100,246		—		100,246
Share-based compensation		—		—		1,108,094		—		—		1,108,094		—		1,108,094
Total comprehensive income (loss)		—		—		4,626,139		(2,269,516)		—		2,356,623		1,458,915		3,815,538
Balance at December 31, 2019		4,907,765		15,889,819		82,652,278		1,320,451		(14,018,847)		90,751,466		14,873,767		105,625,233
Funding for acquisition of shares under the Long-term Retention Plan		—		—		—		—		(97,000)		(97,000)		—		(97,000)
Disposition of non-controlling interests in Radiópolis		—		—		—		—		—		—		(291,897)		(291,897)
Dividends to non-controlling interests		—		—		—		—		—		—		(1,653,173)		(1,653,173)
Share of income of OCEN (see Note 10)		—		—		147,975		—		—		147,975		—		147,975
Repurchase of CPOs		—		—		—		—		(195,597)		(195,597)		—		(195,597)
Shares repurchased		—		—		—		—		(111,979)		(111,979)		—		(111,979)
Sale of shares		—		—		(997,174)		—		1,109,153		111,979		—		111,979
Cancellation of sale of shares		—		—		2,764,854		—		(2,764,854)		—		—		—
Share-based compensation		—		—		962,806		—		—		962,806		—		962,806
Total comprehensive (loss) income		—		—		(1,250,342)		(16,877,299)		—		(18,127,641)		1,568,327		(16,559,314)
Balance at December 31, 2020		4,907,765		15,889,819		84,280,397		(15,556,848)		(16,079,124)		73,442,009		14,497,024		87,939,033
Funding for acquisition of shares under the Long-term Retention Plan		—		—		—		—		(328,500)		(328,500)		—		(328,500)
Dividends		—		—		(1,053,392)		—		—		(1,053,392)		(405,928)		(1,459,320)
Share cancellation		(71,057)		—		(1,510,290)		—		1,581,347		—		—		—
Shares repurchased		—		—		—		—		(774,073)		(774,073)		—		(774,073)
Sale of shares		—		—		(1,126,573)		—		1,900,646		774,073		—		774,073
Cancellation of sale of shares		—		—		505,357		—		(505,357)		—		—		—
Share-based compensation		—		—		1,066,863		—		—		1,066,863		—		1,066,863
Other		—		—		—		—		—		—		16,334		16,334
Total comprehensive income		—		—		6,055,826		1,934,856		—		7,990,682		1,298,972		9,289,654
Balance at December 31, 2021	Ps.	4,836,708	Ps.	15,889,819	Ps.	88,218,188	Ps.	(13,621,992)	Ps.	(14,205,061)	Ps.	81,117,662	Ps.	15,406,402	Ps.	96,524,064

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	2021		2020		2019
Operating Activities:
Income before income taxes	Ps.	14,100,563	Ps.	5,530,724	Ps.	8,775,258
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Share of (income) loss of associates and joint ventures		(3,671,877)		5,739,668		(581,023)
Depreciation and amortization		21,418,369		21,260,787		21,008,796
Other amortization of assets		329,144		380,863		531,426
Impairment of long-lived assets		225,136		40,803		67,574
(Gain) loss on disposition of property and equipment		(279,593)		(74,175)		270,381
Impairment loss on trade notes and accounts receivable, and other receivables		1,276,990		1,387,431		1,446,568
Post-employment benefits		259,291		292,026		259,064
Interest income		(60,174)		(72,861)		(102,675)
Share-based compensation expense		1,088,413		984,356		1,129,644
Provision for deferred compensation		—		—		199,195
Interest receivable for Asset Tax from prior years		—		—		(139,995)
Other finance loss (income), net		1,183,180		(89,323)		872,291
Gain on disposition of investments, net		(4,547,029)		(789,873)		(627)
Cancellation of provision		—		691,221		—
Interest expense		9,135,531		10,482,168		10,402,021
Unrealized foreign exchange loss (gain), net		1,805,986		(2,596,198)		(1,120,958)
		42,263,930		43,167,617		43,016,940
(Increase) decrease in trade notes and accounts receivable		(2,000,397)		634,108		4,785,389
(Increase) decrease in transmission rights and programming		(6,049,514)		(54,274)		2,632,696
Decrease (increase) in due from related parties, net		18,959		(393,631)		204,166
Increase in inventories		(571,281)		(522,003)		(128,327)
Increase in other accounts and notes receivable and other current assets		(2,882,822)		(2,469,724)		(2,789,811)
Increase (decrease) in trade accounts payable and accrued expenses		850,760		1,065,101		(1,885,865)
Increase (decrease) in customer deposits and advances		3,060,769		185,143		(7,778,497)
Increase (decrease) in other liabilities and taxes payable		2,877,152		(96,832)		(1,848,715)
Increase (decrease) in post-employment benefits		923,196		326,892		(122,261)
Income taxes paid		(9,166,602)		(8,681,478)		(8,816,632)
		(12,939,780)		(10,006,698)		(15,747,857)
Net cash provided by operating activities		29,324,150		33,160,919		27,269,083
Investing activities:
Temporary investments		—		—		30,992
Disposition of investments in financial instruments		2,014,371		3,155,643		2,301,682
Disposition of OISE/OCEN		4,625,291		—		—
Disposition of Radiópolis		—		1,248,000		—
Disposition or investment in joint ventures		122,227		125,624		149,390
Investment in other equity instruments		(1,122,178)		(602,466)		(25,741)
Dividends received		10,000		—		772,400
Investments in property, plant and equipment		(23,267,847)		(20,131,738)		(19,108,284)
Disposition of property, plant and equipment		672,424		1,520,417		981,503
Other investments in intangible assets		(1,899,464)		(1,235,177)		(2,106,750)
Net cash used in investing activities		(18,845,176)		(15,919,697)		(17,004,808)
Financing activities:
Long-term loans from Mexican banks		2,650,000		—		10,000,000
Repayment of Mexican peso debt		(242,489)		(492,489)		(989,156)
Issuance of Senior Notes due 2049		—		—		14,247,544
Prepayment of Notes due 2020, 2021 and 2022		—		—		(21,000,000)
Prepayment of Mexican peso debt related to Sky		(1,750,000)		(2,750,000)		—
Payments of lease liabilities		(646,527)		(668,277)		(559,623)
Other payments of lease liabilities		(1,082,226)		(953,771)		(883,533)
Repayment and prepayment of other notes payable		—		(1,324,063)		(1,294,375)
Interest paid		(8,258,243)		(9,455,387)		(9,180,141)
Funding for acquisition of shares of the Long-term Retention Plan		(328,500)		(197,000)		—
Repurchases of CPOs under a share repurchase program		—		(195,597)		(1,385,750)
Repurchase of capital stock		(774,073)		(111,979)		(100,246)
Sale of capital stock		774,073		111,979		100,246
Dividends paid		(1,053,392)		—		(1,066,187)
Dividends paid of non-controlling interests		(328,774)		(1,420,477)		(1,594,629)
Derivative financial instruments		(2,692,241)		1,261,845		(596,046)
Net cash used in financing activities		(13,732,392)		(16,195,216)		(14,301,896)
Effect of exchange rate changes on cash and cash equivalents		23,540		(11,516)		(60,449)
Net (decrease) increase in cash and cash equivalents		(3,229,878)		1,034,490		(4,098,070)
Cash and cash equivalents related to assets held for sale		—		571,338		(517,956)
Cash and cash equivalents at beginning of year		29,058,093		27,452,265		32,068,291
Cash and cash equivalents at end of year	Ps.	25,828,215	Ps.	29,058,093	Ps.	27,452,265

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

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

Grupo Televisa, S.A.B., together with its subsidiaries (collectively, the “Group”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. The Group’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers, as well as managed services to domestic and international carriers. The Group owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and the Group’s cable and DTH systems. In addition, the Group is the largest shareholder of TelevisaUnivision, the controlling company of Univision Communications Inc., a leading media company producing, creating and distributing Spanish-speaking content through several broadcast channels in Mexico, the U.S. and over 60 countries through television networks, cable operators and over-the-top or “OTT” services. The Group also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

2.	Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of these consolidated financial statements are summarized below.

(a)   Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019, are presented in accordance with International Financial Reporting Standards (“IFRS Standards”), as issued by the International Accounting Standards Board (“IASB”). IFRS Standards comprise: (i) IFRS Standards; (ii) International Accounting Standards (“IAS Standards”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

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

These consolidated financial statements were authorized for issuance on March 30, 2022, and were also authorized for issuance on April 27, 2022, including the events disclosed in Note 30, by the Group's Corporate Vice President of Finance.

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

Changes in Ownership Interests in Subsidiaries without Change of Control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

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

At December 31, 2021 and 2020, the main direct and indirect subsidiaries of the Company were as follows:

	Company’s
	Ownership	Business
Subsidiaries	Interest (1)	Segment (2)

Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (4)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (5)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (6)	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (7)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (8)	100%	Cable
FTTH de México, S.A. de C.V. (9)	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (10)	100%	Cable and Sky
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (11)	58.7%	Sky
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries	100%	Content and Other Businesses
Televisa, S. de R. L. de C.V. (Televisa, S.A. de C.V. through May 2021) (“Televisa”) (12)	100%	Content
Televisión Independiente de México, S.A. de C.V. (“TIM”) (12)	100%	Content
G.Televisa-D, S.A. de C.V. (12)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (13)	100%	Content
Ulvik, S.A. de C.V. (14)	100%	Content and Other Businesses
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (15)	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) and subsidiaries (16)	—	Disposed operations in 2020

(1)	Percentage of equity interest directly or indirectly held by the Company.
(2)	See Note 26 for a description of each of the Group’s business segments. See Notes 3 and 30 for the Group’s transaction with UH II, which was concluded on January 31, 2022.
(3)	Empresas Cablevisión, S.A.B. de C.V., is a direct majority-owned subsidiary of CVQ.
(4)	The subsidiaries in the Cablemás business are directly and indirectly owned by CVQ.
(5)	Televisión Internacional, S.A. de C.V., is a direct subsidiary of CVQ.
(6)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.
(7)	Arretis, S.A.P.I. de C.V., is a direct subsidiary of CVQ.
(8)	The subsidiaries in the Telecable business are directly owned by CVQ.
(9)	FTTH de México, S. A. de C.V., is an indirect subsidiary of CVQ.
(10)	CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova.
(11)	Innova is an indirect majority-owned subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.
(12)	TIM and G.Televisa-D, S.A. de C.V., are direct subsidiaries of Grupo Telesistema. Through January 31, 2022, Televisa was a direct subsidiary of Grupo Telesistema.

(13)	Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are indirect wholly-owned subsidiaries of Grupo Telesistema, through which the Company owns shares of the capital stock of UH II, the successor company of Univision Holdings, Inc. (“UHI”) and the parent company of Univision, and maintained through December 29, 2020, an investment in warrants that were exercised for shares of common stock of UHI on that date. Multimedia Telecom and Tieren have investments representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock issued by UH II as of December 31, 2021, and UHI as of December 31, 2020 (see Notes 3, 9, 10 and 20).
(14)	Direct subsidiary through which the Group conducts certain operations of its Other Businesses segment, and conducted certain operations of its Content segment through January 31, 2022.
(15)	Villacezán is an indirect subsidiary of Grupo Telesistema.
(16)	In July 2020, the Company concluded the sale of its 50% equity interest in Radiópolis. Through June 2020, Radiópolis was a direct subsidiary of the Company through which the Group conducted the operations of its former Radio business. The Company controlled Radiópolis as it had the right to appoint the majority of the members of the Board of Directors of Radiópolis. The Radio business was part the of the Group’s Other Businesses segment through the third quarter of 2019. Beginning in the fourth quarter of 2019, the assets and related liabilities of the Radio Business, as well as its operating results, were classified as held for sale in the Group’s consolidated financial statements through June 30, 2020 (see Notes 3 and 26).

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

Renewal of concessions for the Cable and Sky segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

Renewal of broadcasting concessions for the Content segment through January 31, 2022, and for the broadcast programming operations over television stations for the signals of TelevisaUnivision beginning on February 1, 2022,  require, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.

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

At December 31, 2021, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Cable	Various from 2026 to 2056
Sky	Various from 2022 to 2056
Content (broadcasting concessions) (1)	In 2021, and the relevant renewals started in 2022 ending in 2042 and 2052
Other Businesses:
Gaming	In 2030

(1)	In November 2018, the IFT approved (i) 23 concessions for the use of spectrum that comprise the Company’s 225 TV stations, for a term of 20 years, starting in January 2022 and ending in January 2042, and (ii) six concessions that grant the authorization to provide digital broadcasting television services of such 225 TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In November 2018, the Group paid for such renewal an aggregate amount of Ps.5,754,543 in cash, which included a payment of Ps.1,194 for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Note 13).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

(c)   Investments in Associates and Joint Ventures

Associates are those entities over which the Group has significant influence but not control or joint control, over the financial and operating policies, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with other stockholder or more stockholders, without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition. The investor’s income or loss includes its share of the investee’s income or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

The Group’s investments in associates include an equity interest in UH II (the successor company of UHI) represented by approximately 35.5% and 35.9% of the outstanding total shares of UH II (the successor company of UHI) as of December 31, 2021 and 2020, respectively (see Notes 3, 9 and 10).

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

(d)   Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s Co-Chief Executive Officers (“chief operating decision makers”), who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.

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

Translation of Foreign Operations

The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); (c) stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated and (d) all resulting translation differences are recognized in other comprehensive income or loss.

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

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of UH II (UHI, until May 18, 2021) (hedged item), which amounted to U.S.$1,254.5 million (Ps.25,721,539) and U.S.$1,074.0 million (Ps.21,424,180) as of December 31, 2021 and 2020, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

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

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund (hedged item), which amounted to Ps.945,176 (U.S.$46.1 million) and Ps.1,135,803 (U.S.$56.9 million), as of December 31, 2021 and 2020, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund designated as a hedged item (see Notes 9, 14 and 18).

(f)   Cash and Cash Equivalents and Temporary Investments

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and other financial instruments, or a combination thereof, as well as current maturities of noncurrent financial assets. Temporary investments are measured at fair value with changes in fair value recognized in finance income in the consolidated income statement, except the current maturities of non-current held-to-maturity securities which are measured at amortized cost.

As of December 31, 2021 and 2020, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 0.07% for U.S. dollar deposits and 4.36% for Mexican peso deposits in 2021, and approximately 0.38% for U.S. dollar deposits and 5.40% for Mexican peso deposits in 2020.

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

(h)   Inventories

Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realizable value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.

(i)   Financial Assets

The Group classifies its financial assets in accordance with IFRS 9 Financial Instruments (“IFRS 9”) which became effective on January 1, 2018. Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or fair value through income or loss (“FVIL”), based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

Financial Assets Measured at Amortized Cost

Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying amount recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade notes and accounts receivable”, “other accounts and notes receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

Financial Assets Measured at FVOCIL

Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9. In connection with this designation, any amounts presented in consolidated other comprehensive income are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

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

Impairment of Financial Assets

The Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at FVOCIL. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

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

Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying amount of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

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

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher between the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods.

(m)   Impairment of Long-lived Assets

The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 13), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying amount of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

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

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2021 and 2020.

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

Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2021 and 2020.

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

The Group recognizes customer deposits and advance agreements for advertising services in the consolidated statement of financial position, when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 7). In connection with the initial adoption of IFRS 15 Revenues from Contracts with Customers (“IFRS 15”) in the first quarter of 2018 (see Note 2 (s)), customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. Under the guidelines of this standard, a contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract asset upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term.

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

(s)   Revenue Recognition and Contract Costs

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

The Group derives the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

●	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.
●	Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

●	Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided.
●	Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services were rendered.
●	Revenues from program services for network subscription and licensed and syndicated television programs are recognized when the programs were sold and became available for broadcast.
●	Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.
●	Revenues from publishing distribution are recognized upon distribution of the products.
●	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.
●	Motion picture production and distribution revenues are recognized as the films were exhibited.
●	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win.

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

Contract Costs

Incremental costs for obtaining contracts with customers in the Cable and Sky segments, primarily commissions, are recognized as contract costs (assets) in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

The Group has recognized assets from incremental costs of obtaining contracts with customers, primarily commissions, which were classified as current and non-current assets in its consolidated financial statements as of December 31, 2021 and 2020, as follows:

	Cable		Sky		Total
Contract costs:
At January 1, 2021	Ps.	2,027,691	Ps.	2,513,866	Ps.	4,541,557
Additions		1,209,894		1,088,956		2,298,850
Amount recognized in income		(739,461)		(1,102,632)		(1,842,093)
Total Contract Costs at December 31, 2021		2,498,124		2,500,190		4,998,314
Less:
Current Contract Costs		797,273		985,450		1,782,723
Total Non-current Contract Costs	Ps.	1,700,851	Ps.	1,514,740	Ps.	3,215,591

	Cable		Sky		Total
Contract costs:
At January 1, 2020	Ps.	1,436,758	Ps.	2,254,479	Ps.	3,691,237
Additions		1,163,038		1,335,300		2,498,338
Amount recognized in income		(572,105)		(1,075,913)		(1,648,018)
Total Contract Costs at December 31, 2020		2,027,691		2,513,866		4,541,557
Less:
Current Contract Costs		640,655		957,792		1,598,447
Total Non-current Contract Costs	Ps.	1,387,036	Ps.	1,556,074	Ps.	2,943,110

(t)   Interest Income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate.

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

(w)   Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of  other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2021, 2020 and 2019, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x)   Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(y)   Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and recognized as a charge to consolidated income (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.1,088,413, Ps.984,356 and Ps.1,129,644 for the years ended December 31, 2021, 2020 and 2019, respectively, of which Ps.1,066,863, Ps.962,806 and Ps.1,108,094 was credited in consolidated stockholders’ equity for each of those years, respectively (see Note 17).

(z)   Leases

In the first quarter of 2019, the Group adopted IFRS 16 Leases (“IFRS 16”), which became effective for annual periods beginning on January 1, 2019 (see Note 28). The Group does not apply this IFRS Standard to short-term leases and leases for which the underlying asset is of low value, as permitted by the guidelines of IFRS 16.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as operating leases under the guidelines of IAS 17 Leases (“IAS 17”). These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee´s incremental borrowing rate as of January 1, 2019. The average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019, was 4.7% and 10.6% for U.S. dollars leases and Mexican pesos leases, respectively.

(aa)   New and Amended IFRS Standards

The Group adopted IFRS 16 in 2019, which became effective for annual periods beginning on January 1, 2019 (see Notes 2 (k), 2 (z) and 28). Some other amendments and improvements to certain IFRS Standards became effective on January 1, 2021, 2020 and 2019, and they did not have any significant impact on the Group’s consolidated financial statements.

Below is a list of the new and amended IFRS Standards that have been issued by the IASB and are effective for annual periods beginning on January 1, 2022.

Effective for Annual
Periods Beginning
New or Amended IFRS Standard	Title of the IFRS Standard	On or After
Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 17 (2)	Insurance Contracts	January 1, 2023
Amendments to IAS 1 (1)	Classification of Liabilities as Current or Non-current	January 1, 2023
Annual Improvements (1)	Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
Amendments to IAS 16 (1)	Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022
Amendments to IAS 37 (1)	Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3 (1)	Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 8 (1)	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2 (1)	Disclosure of Accounting Policies	January 1, 2023
Amendment to IFRS 16 (1)	Covid-19-Related Rent Concessions beyond 30 June 2021	April 1, 2021
Amendments to IAS 12 (1)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendment to IFRS 17 (2)	Initial Application of IFRS 17 and IFRS 9 - Comparative Information	January 1, 2023

(1)	This new or amended IFRS Standard is not expected to have a significant impact on the Group’s consolidated financial statements.
(2)	This new or amended IFRS Standard is not expected to be applicable to the Group’s consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued in September 2014, and addressed and acknowledged an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely. Entities are required apply these amendments prospectively to the sale or contribution of assets occurring in annual periods beginning on or after a date to be determined by the IASB. Earlier application is permitted. If an entity applies these amendments earlier, it shall disclose that fact. These amendments are expected to be applicable to the Group’s consolidated financial statements in connection with the closing of the transaction with UH II in the first quarter of 2022 (see Note 3). As permitted, the Group will apply these amendments in 2022 and disclose this fact in its consolidated financial statements.

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

Amendments to IAS 1 Classification of Liabilities as Current or Non-current were issued in January 2020, and clarify one of the criteria in IAS 1 for classifying a liability as non-current that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. An entity shall apply these amendments for annual reporting periods beginning on or after January 1, 2023, retrospectively in accordance with IAS 8. Earlier application is permitted.

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

Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract, were issued in May 2020, and specify which costs a company includes when assessing whether a contract will be loss-making, under the guidelines of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). The amendments are effective for contracts for which an entity has not yet fulfilled all its obligations on or after 1 January 2022. Earlier application is permitted.

Amendments to IFRS 3 Reference to the Conceptual Framework, were issued in May 2020, and update a reference in IFRS 3 Business Combinations (“IFRS 3”) to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations. Also added to IFRS 3 an exception to its requirement for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. The exception specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 should instead refer to IAS 37. The Board added this exception to avoid an unintended consequence of updating the reference. Without the exception, an entity would have recognized some liabilities on the acquisition of a business that it would not recognize in other circumstances. Immediately after the acquisition, the entity would have had to derecognize such liabilities and recognize a gain that did not depict an economic gain. The amendments to IFRS 3 are effective for business combinations occurring in reporting periods starting on or after January 1, 2022. Earlier application is permitted.

Amendments to IAS 8 Definition of Accounting Estimates, were issued in February 2021, the amendments introduced the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted.

Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies, were issued in February 2021, the Board amended paragraphs 117–122 of IAS 1 Presentation of Financial Statements to require entities to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the Board also amended IFRS Practice Statement 2 Making Materiality Judgements (Materiality Practice Statement) to explain and demonstrate the application of the “four-step materiality process” to accounting policy disclosures.

Amendment to IFRS 16 Covid-19-Related Rent Concessions beyond 30 June 2021 was issued in March 2021 and extends by one year the application period of the practical expedient in IFRS 16. In response to calls from stakeholders and because the Covid-19 pandemic is still at its height, the amendment extends this relief by one year to cover rent concessions that reduce only lease payments due on or before June 30, 2022. The original amendment was issued in May 2020 and exempts lessees from having to consider individual lease contracts to determine whether rent concessions, such as rent holidays and temporary rent reductions, occurring as a direct consequence of the Covid-19 pandemic are lease modifications, and allows lessees to account for such rent concessions as if they were not lease modifications. The amendment is effective for annual reporting periods beginning on or after April 1, 2021.

Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction were issued in May 2021 and specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 Income Taxes specifies how a company accounts for income tax, including deferred tax, which represents tax payable or recoverable in the future. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets and liabilities for the first time. Previously, there had been some uncertainty about whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability. The amendments clarify that the exemption does not apply and that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

Amendment to IFRS 17 Initial Application of IFRS 17 and IFRS 9 – Comparative Information, was issued in December 2021 and includes a narrow-scope amendment to the transition requirements in IFRS 17, providing insurers with an option aimed at improving the usefulness of information to investors on initial application of the new Standard. The amendment relates to insurers’ transition to the new Standard only, and it does not affect any other requirements in IFRS 17. IFRS 17 and IFRS 9 have different transition requirements. For some insurers, these differences can cause temporary accounting mismatches between financial assets and insurance contract liabilities in the comparative information they present in their financial statements when applying IFRS 17 and IFRS 9 for the first time. IFRS 17, including this amendment, is effective for annual reporting periods beginning on or after January 1, 2023.

3.	Disposition of OCEN and Radiópolis, and Transaction with UH II

In July 2019, the Company announced an agreement with Live Nation Entertainment, Inc. (“Live Nation”) to dispose of its 40% equity interest in OCESA Entretenimiento, S.A. de C.V. (“OCEN”), a live entertainment company with operations in Mexico, Central America and Colombia. OCEN (i) is a direct associate of OISE Entretenimiento, S.A. de C.V. (“OISE Entretenimiento”), which was a wholly-owned subsidiary of the Company; and (ii) was a former subsidiary of Compañía Interamericana de Entretenimiento, S.A.B. de C.V. (“CIE”). The disposal of OCEN was expected to be completed by the parties in the first half of 2020, through the sale of the total outstanding shares of OISE Entretenimiento, which net assets were comprised primarily of the 40% equity stake in OCEN. This transaction was subject to customary closing conditions, including regulatory approvals and certain notifications, and to the closing of the proposed sale by CIE to Live Nation of a portion of its stake in OCEN. In consideration for the sale of the shares of OISE Entretenimiento, the Company expected to receive cash proceeds in the aggregate amount of Ps.5,206,000. As a result of this transaction, beginning on July 31, 2019, the Group classified the assets of OISE Entretenimiento, including the carrying amount of its investment in OCEN as current assets held for sale in its consolidated statement of financial position. In connection with a purported unilateral termination of the stock purchase agreement by Live Nation which was notified to the Company in May 2020, beginning on May 31, 2020, the Company: (i) ceased to classify the assets of OISE Entretenimiento, including the investment in OCEN, as current assets held for sale; (ii) classified its equity interest in OCEN as an investment in associates and joint ventures in its consolidated statement of financial position; (iii) recognized its share of income of OCEN, which was discontinued from August 1, through December 31, 2019, in consolidated retained earnings as of January 1, 2020 in the amount of Ps.147,975 and (iv) began to recognize its share of income or loss of OCEN for the year ended December 31, 2020. On September 13, 2021, the Company announced that it had reached an agreement with Live Nation to move forward with the previously announced acquisition by Live Nation of the Group’s unconsolidated 40% equity participation in OCEN. As a result, the Group classified the assets of OISE Entretenimiento, including the carrying amount of its investment in OCEN, as current assets held for sale in its consolidated statement of financial position as of September 30, 2021, and discontinued recognizing its share of income or loss from October 1 through November 30, 2021. On December 6, 2021, the Company announced the closing of the sale of its consolidated 40% equity participation in OCEN to Live Nation. In December 2021, the Company concluded this transaction and received a payment in cash of Ps.4,806,549; recognized an account receivable of Ps.364,420 in connection with a 7% retention of the total amount of the transaction to cover OCEN potential operating losses, if any, for a period of time following closing; and accounted for a pretax income of Ps.4,547,029 for the disposal of this investee in other consolidated income for the year ended December 31, 2021 (see Notes 10 and 20).

In July 2019, the Company announced a stock purchase agreement with Corporativo Coral, S.A. de C.V. (“Coral”) and Miguel Alemán Magnani as Obligor to dispose of its 50% equity interest in Radiópolis, a direct subsidiary of the Company at that date which was engaged in the Radio business, for an aggregate amount of Ps.1,248,000, as well as the payment of a dividend by Radiópolis to the Company by the closing date of the transaction. While the sale of the Company’s equity interest in the Radio business was consummated for legal and tax purposes as of December 31, 2019, the total assets and related total liabilities of Radiópolis in the amount of Ps.1,675,426 and Ps.432,812, respectively, as of December 31, 2019, were classified as current assets and current liabilities held for sale in the Group’s consolidated statement of financial position as of that date, as the voting interest of the Company in Radiópolis continued to be in place until the full payment of the purchase price was made by the acquirer. In March and June 2020, the Company entered into additional agreements with Coral an its Obligor to complete this transaction by which, among other things, the acquirer made two cash payments in March and June 2020, for the amount of Ps.603,395 and Ps.110,000, respectively, and a final cash payment in July 2020 for the amount of Ps.534,605. In July 2020, the Company concluded this transaction and received the payment of a dividend from Radiópolis in the amount of Ps.285,669.As a result of this transaction, the Group recognized a pre-tax gain on the disposition of Radiópolis of Ps.932,449 in consolidated other income for the year ended December 31, 2020. Following this transaction, the Group classified its former Radio operations as disposed operations in the segment information of its consolidated statements of income for the years ended December 31, 2020 and 2019. The Group did not classify its former Radio operations as discontinued operations in these consolidated statements of income, as these operations did not represent a separate major line of business in any of those years, based on a materiality assessment performed by management (see Notes 2 (b), 22 and 26).

On April 13, 2021, the Group and Univision Holdings, Inc. (“UHI”) announced a transaction agreement (the “Transaction Agreement”) in which the Group’s content and media assets would be combined with UH II (the successor company of UHI, as referred to in the paragraph below), and the Group would continue to participate in UH II, with an equity stake of approximately 45% following the closing of the transaction. The Group would also retain ownership of its Cable, Sky and Other Businesses segments, as well as the main real estate associated with the production facilities, the broadcasting concessions and transmission infrastructure in Mexico. The Group would contribute to UH II the assets specified in the Transaction Agreement, including, subject to certain exceptions, its Content business, for a total value of U.S.$4,500 million, comprised of U.S.$3,000 million in cash, U.S.$750 million in common stock of UH II and U.S.$750 million in preferred stock of UH II, with an annual dividend of 5.5%. In connection with this transaction, UHI would receive all assets, intellectual property and library related to the News division of the Group’s Content business, but will outsource production of news content for Mexico to a company owned by the Azcárraga family. The combination was approved by each of the Board of Directors of the Company, the Board of Directors of UHI, and the Stockholders of the Company in the first half of 2021. The transaction was subject to customary closing conditions, including receipt of regulatory approvals in primarily in the United States and Mexico, among others. On September 14, 2021, the IFT announced its approval of this transaction. As of December 31, 2021, the Group continued to consolidate the results of its Content business as the Group had not ceased to exercise control of this business segment as of that date.Also, as of December 31, 2021, the Group continued to present its Content business as a reportable segment of continuing operations, as all the required regulatory approvals had not been obtained by the parties as of that date, and those approvals were considered substantial. On January 24, 2022, the Company and UH II announced that U.S. regulatory approvals sought in connection with the proposed merger of the Group’s media, content and production assets with Univision had been received, and all required regulatory approvals for the transaction had been already received by that date. As a result, the transaction announced on April 13, 2021, was concluded by the parties on January 31, 2022 (see Notes 9, 10 and 30).

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

Management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, entities in the Group use forward contracts. In compliance with the procedures and controls established by the Risk Management Committee, in 2021 and 2020, the Group entered into certain derivative transactions with certain financial institutions in order to manage its exposure to market risks resulting from changes in interest rates and foreign currency exchange rates. The objective in managing foreign currency fluctuations is to reduce earnings and cash flow volatility.

Foreign Currency Position

The foreign currency position of monetary items of the Group at December 31, 2021, was as follows:

	Foreign
	Currency
	Amounts	Year-End
	(Thousands)	Exchange Rate		Mexican Pesos
Assets:
U.S. dollars	831,806	Ps.	20.5031	Ps.	17,054,602
Euros	11,139		23.3478		260,071
Swiss francs	4,139		22.4997		93,126
Argentinean pesos	64,026		0.1996		12,780
Chilean pesos	576,044		0.0240		13,825
Other currencies	—		—		5,266

Liabilities:
U.S. dollars (1)	5,215,150	Ps.	20.5031	Ps.	106,926,742
Euros	598		23.3478		13,962
Swiss francs	883		22.4997		19,867
Other currencies	—		—		185

The foreign currency position of monetary items of the Group at December 31, 2020, was as follows:

	Foreign
	Currency
	Amounts	Year-End
	(Thousands)	Exchange Rate		Mexican Pesos
Assets:
U.S. dollars	1,154,453	Ps.	19.9493	Ps.	23,030,529
Euros	19,260		24.3774		469,509
Swiss francs	438		22.5299		9,868
Argentinean pesos	66,482		0.2371		15,763
Chilean pesos	327,357		0.0280		9,166
Other currencies	—		—		7,713

Liabilities:
U.S. dollars (1)	5,161,009	Ps.	19.9493	Ps.	102,958,517
Euros	1,151		24.3774		28,058
Swiss francs	659		22.5299		14,847
Chilean pesos	632,679		0.0280		17,715
Colombian pesos	8,246,548		0.0057		47,005
Other currencies	—		—		3,332

(1)	As of December 31, 2021 and 2020, monetary liabilities include U.S.$1,300.6 million (Ps.26,666,715) and U.S.$1,130.9 million (Ps.22,559,983), respectively, related to long-term debt designated as a hedging instrument of the Group’s investments in UH II as of December 31, 2021, UHI as of December 31, 2020, and the investment in Open-Ended Fund (see Note 14).

As of March 30, 2022, the exchange rate was Ps.19.8731 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A. or Citibanamex.

The Group is subject to the risk of foreign currency exchange rate fluctuations, resulting primarily from the net monetary position in U.S. dollars and U.S. dollar equivalent amounts of the Group’s Mexican operations, as follows (in millions of U.S. dollars):

	December 31,
	2021		2020
U.S. dollar-denominated and U.S. dollar-equivalent monetary assets, primarily cash and cash equivalents, and non-current investments in financial instruments (1)	U.S.$	785.1	U.S.$	1,125.1
U.S. dollar-denominated and U.S. dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, lease liabilities, and other liabilities (2) (3)		(5,180.8)		(5,115.9)
Net liability position	U.S.$	(4,395.7)	U.S.$	(3,990.8)

(1)	As of December 31, 2021 and 2020, this line includes U.S. dollar equivalent amounts of U.S.$17.7 million and U.S.$24.5 million, respectively, related to other foreign currencies, primarily Euros.
(2)	As of December 31, 2021 and 2020, this line includes U.S. dollar equivalent amounts of U.S.$1.4 million and U.S.$2.0 million, respectively, related to other foreign currencies, primarily Euros.
(3)	As of December 31, 2021 and 2020, monetary liabilities include U.S.$1,300.6 million (Ps.26,666,715) and U.S.$1,130.9 million (Ps.22,559,983), respectively, related to long-term debt designated as a hedging instrument of the Group’s investments in UH II, UHI and the investment in Open-Ended Fund (see Note 14).

At December 31, 2021, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.6,345,797 in the consolidated statement of income. At December 31, 2020, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.5,705,342 in the consolidated statement of income.

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

Sensitivity and Fair Value Analysis

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect the Group’s financial instruments at December 31, 2021 and 2020. These analyses address market risk only and do not take into consideration other risks that the Group faces in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect management view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, the Group has made assumptions of a hypothetical change in fair value of 10% for expected near-term future changes in the United States interest rates, Mexican interest rates, inflation rates and Mexican peso to U.S. dollar exchange rate. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that the Group will incur.

								Difference between
								Fair Value and
								Carrying Amount
								Assuming a
					Difference between			Hypothetical
					Fair Value and			10% Increase in
December 31, 2021	Carrying Amount		Fair Value		Carrying Amount			Fair Value
Assets:
Long-term loan and interest receivable from GTAC	Ps.	755,973	Ps.	760,143	Ps.	4,170	Ps.	80,184
Open-Ended Fund		945,176		945,176		—		—
Publicly traded equity instruments		3,517,711		3,517,711		—		—
Other equity instruments		1,607,969		1,607,969		—		—
Derivative financial instruments (1)		133,324		133,324		—		—

Liabilities(2) (3):
U.S. dollar-denominated debt:
Senior Notes due 2025		12,301,860		14,056,843		1,754,983		3,160,667
Senior Notes due 2026		6,150,930		6,685,200		534,270		1,202,790
Senior Notes due 2032		6,150,930		8,857,216		2,706,286		3,592,008
Senior Notes due 2040		12,301,860		16,678,493		4,376,633		6,044,482
Senior Notes due 2045		20,503,100		24,205,140		3,702,040		6,122,554
Senior Notes due 2046		18,452,790		25,029,180		6,576,390		9,079,308
Senior Notes due 2049		15,377,325		19,307,154		3,929,829		5,860,544
Peso-denominated debt:
Notes due 2027		4,500,000		4,509,405		9,405		460,346
Senior Notes due 2037		4,500,000		4,110,480		(389,520)		21,528
Senior Notes due 2043		6,500,000		4,611,620		(1,888,380)		(1,427,218)
Long-term notes payable to Mexican banks		20,260,404		20,417,854		157,450		2,199,235
Lease liabilities		9,680,559		9,830,878		150,319		1,133,407
Derivative financial instruments (1)		172,885		172,885		—		—

								Difference between
								Fair Value and
								Carrying Amount
								Assuming a
					Difference between			Hypothetical
					Fair Value and			10% Increase in
December 31, 2020	Carrying Amount		Fair Value		Carrying Amount			Fair Value
Assets:
Long-term loan and interest receivable from GTAC	Ps.	821,253	Ps.	824,092	Ps.	2,839	Ps.	85,248
Open-Ended Fund		1,135,803		1,135,803		—		—
Publicly traded equity instruments		5,397,504		5,397,504		—		—
Other equity instruments		468,552		468,552		—		—

Liabilities(2) (3):
U.S. dollar-denominated debt:
Senior Notes due 2025		11,969,580		14,609,830		2,640,250		4,101,233
Senior Notes due 2026		5,984,790		6,840,854		856,064		1,540,149
Senior Notes due 2032		5,984,790		9,193,415		3,208,625		4,127,967
Senior Notes due 2040		11,969,580		16,780,992		4,811,412		6,489,511
Senior Notes due 2045		19,949,300		24,282,886		4,333,586		6,761,875
Senior Notes due 2046		17,954,370		24,970,938		7,016,568		9,513,662
Senior Notes due 2049		14,961,975		18,978,667		4,016,692		5,914,559
Peso-denominated debt:
Notes due 2027		4,500,000		5,035,860		535,860		1,039,446
Senior Notes due 2037		4,500,000		4,087,575		(412,425)		(3,668)
Senior Notes due 2043		6,500,000		5,150,860		(1,349,140)		(834,054)
Long-term notes payable to Mexican banks		19,602,893		19,801,142		198,249		2,178,363
Lease liabilities		9,292,351		9,343,100		50,749		985,059
Derivative financial instruments (1)		3,476,223		3,476,223		—		—

(1)	Given the nature and the tenor of these derivative financial instruments, an increase of 10% in the interest and/or exchange rates would not be an accurate sensitivity analysis on the fair value of these financial instruments.
(2)	The carrying amount of debt is stated in this table at its principal amount.
(3)	The fair value of the Senior Notes and Notes due by the Group are within Level 1 of the fair value hierarchy as there is a quoted market price for them. The fair value of the lease liabilities is within Level 2 of the fair value hierarchy and has been estimated based on cash flows discounted using an estimated weighted average cost of capital. The fair value of held-to-maturity securities are within Level 1 of the fair value hierarchy and were based on market interest rates to the listed securities.

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

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. Group treasury invests surplus cash in interest bearing current accounts, time deposits, money market deposits and marketable securities, choosing investments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts. At December 31, 2021 and 2020, the Group held cash and cash equivalents of Ps.25,828,215 and Ps.29,058,093, respectively (see Note 6).

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

	Less Than 12 Months		12-36 Months		36-60 Months		Maturities
	January 1, 2022 to		January 1, 2023 to		January 1, 2025 to		Subsequent to
	December 31, 2022		December 31, 2024		December 31, 2026		December 31, 2026		Total
At December 31, 2021
Debt (1)	Ps.	4,110,404	Ps.	13,500,000	Ps.	21,102,790	Ps.	88,286,005	Ps.	126,999,199
Lease liabilities		1,478,382		2,469,270		2,478,486		3,254,421		9,680,559
Trade and other liabilities		40,051,575		2,743,298		2,041,627		3,665,074		48,501,574
Interest on debt (2)		6,188,285		15,237,650		12,453,353		86,405,197		120,284,485
Interest on lease liabilities		659,049		1,136,036		775,332		921,942		3,492,359

	Less Than 12 Months		12-36 Months		36-60 Months		Maturities
	January 1, 2021 to		January 1, 2022 to		January 1, 2024 to		Subsequent to
	December 31, 2021		December 31, 2023		December 31, 2025		December 31, 2025		Total
At December 31, 2020
Debt (1)	Ps.	617,489	Ps.	8,985,404	Ps.	21,969,580	Ps.	92,304,805	Ps.	123,877,278
Lease liabilities		1,277,754		2,184,098		2,240,777		3,589,722		9,292,351
Trade and other liabilities		33,936,100		4,078,823		644,830		3,137,092		41,796,845
Interest on debt (2)		5,997,185		15,177,002		13,256,713		90,128,177		124,559,077
Interest on lease liabilities		668,461		1,169,317		853,741		925,566		3,617,085

(1)	The amounts of debt are disclosed on a principal amount basis (see Note 14).
(2)	Interest to be paid in future years on outstanding debt as of December 31, 2021 and 2020, based on contractual interest rate and exchange rates as of that date.

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

The Group produces a significant portion of programming for initial broadcast over its television networks in Mexico, its primary market. Following the initial broadcast of this programming, the Group then licensed some of this programming for broadcast in secondary markets, such as Mexico, the United States, Latin America, Asia, Europe and Africa. Under IFRS, in order to properly capitalize and subsequently amortize production costs related to this programming, the Group must estimate the expected future benefit period over which a given program will generate revenues (generally, over a five-year period). The Group then amortizes the production costs related to a given program over the expected future benefit period. Under this policy, the Group generally expenses approximately 70% of the production costs related to a given program in its initial broadcast run and defers and expenses the remaining production costs over the remainder of the expected future benefit period (see Note 2 (g)).

The Group estimates the expected future benefit periods based on past historical revenue patterns and usage for similar types of programming and any potential future events, such as new outlets through which the Group could exploit or distribute its programming, including its consolidated subsidiaries and equity investees. To the extent that a given future expected benefit period was shorter than the estimate, the Group may have accelerated capitalized production costs sooner than anticipated. Conversely, to the extent that a given future expected benefit period was longer than the estimate, the Group may have extended the amortization schedule for the remaining capitalized production costs.

The Group also enters into license arrangements with various third-party programming producers and providers, pursuant to which it received the rights to broadcast programming produced by third parties over its television networks in Mexico. For programming licensed from third parties, the Group estimated the expected future benefit period based upon the term of the license. In addition, the Group might have purchased programming from third parties, from time to time. In this case, the Group estimated the expected future benefit period based on the anticipated number of showings in Mexico. To the extent that a given future expected benefit period was shorter than the estimate, the Group might have accelerated the amortization of the purchase price or the license fee sooner than anticipated. Conversely, to the extent that a given future expected benefit period was longer than the estimate, the Group may have extended the amortization schedule for the remaining portion of the purchase price or the license fee.

Assuming a hypothetical 10% decrease in expected future revenue from the Group’s programming as of December 31, 2021, the balance of such programming would decrease in the amount of Ps.364,411, with a corresponding increase in programming amortization expense.

Beginning on January 31, 2022, the Group is no longer engaged in the Content business operations as a result of the closing of the Transaction with UH II (see Notes 3 and 30).

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

During 2021 and 2020, the Group recorded impairment adjustments for other indefinite-lived intangible assets (trademarks) related to its Publishing business. See Note 2 (b) and (l) for disclosure regarding concession intangible assets.

(c)   Long-lived Assets

The Group presents certain long-lived assets other than goodwill and indefinite-lived intangible assets in its consolidated statement of financial position. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Recoverability is analyzed based on projected cash flows. Estimates of future cash flows involve considerable management judgment. These estimates are based on historical data, future revenue growth, anticipated market conditions, management plans, and assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions are not correct, the Group would have to recognize a write-off or write-down or accelerate the amortization schedule related to the carrying amount of these assets (see Notes 2 (m), 13 and 22). The Group has not recorded any significant impairment charges during any of the years presented herein.

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

6.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2021 and 2020, consisted of:

	2021		2020
Cash and bank accounts	Ps.	1,180,817	Ps.	5,094,610
Short-term investments (1)		24,647,398		23,963,483
Total cash and cash equivalents	Ps.	25,828,215	Ps.	29,058,093

(1) Highly-liquid investments with an original maturity of three months or less at the date of acquisition.

7.	Trade Notes and Accounts Receivable, Net

Trade notes and accounts receivable, net as of December 31, 2021 and 2020, consisted of:

	2021		2020
Non-interest bearing notes received from customers as deposits and advances mainly in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 2 (p))	Ps.	1,499,335	Ps.	3,327,579
Trade accounts receivable		14,955,334		13,265,351
Loss allowance		(3,361,658)		(4,249,133)
	Ps.	13,093,011	Ps.	12,343,797

As of December 31, 2021 and 2020, the aging analysis of the trade notes and accounts receivable that were past due is as follows:

	2021		2020
1 to 90 days	Ps.	4,367,863	Ps.	3,634,710
91 to 180 days		1,459,188		1,386,243
More than 180 days		2,785,308		4,044,530

The carrying amounts of the Group’s trade notes and account receivables denominated in other than peso currencies are as follows:

	2021		2020
U.S. dollar	Ps.	1,714,490	Ps.	2,905,396
Other currencies		46,255		75,369
At December 31	Ps.	1,760,745	Ps.	2,980,765

Movements on the Group for loss allowance of trade notes and account receivables are as follows:

	2021		2020
At January 1	Ps.	(4,249,133)	Ps.	(4,846,643)
Provision for credit losses		(1,263,083)		(1,352,432)
Write-off of receivables		2,260,182		1,949,942
Reclassifications		(109,624)		—
At December 31	Ps.	(3,361,658)	Ps.	(4,249,133)

The maximum exposure to credit risk of the trade notes and accounts receivable as of December 31, 2021 and 2020 is the carrying amount of each class of receivables (see Note 4).

8.	Transmission Rights and Programming

At December 31, 2021 and 2020, transmission rights and programming consisted of:

	2021		2020
Transmission rights	Ps.	14,743,043	Ps.	9,695,030
Programming		5,689,652		4,683,980
		20,432,695		14,379,010
Non-current portion of:
Transmission rights		9,823,088		5,257,926
Programming		3,017,938		2,724,870
		12,841,026		7,982,796
Current portion of transmission rights and programming	Ps.	7,591,669	Ps.	6,396,214

Transmission rights and programming charged to consolidated cost of sales for the years ended December 31, 2021, 2020 and 2019, amounted to Ps.14,577,558, Ps.12,691,287 and Ps.14,515,285, respectively (see Note 21).

9.	Investments in Financial Instruments

At December 31, 2021 and 2020, the Group had the following investments in financial instruments:

	2021		2020
Equity instruments measured at FVOCIL:
Open-Ended Fund (1)	Ps.	945,176	Ps.	1,135,803
Publicly traded equity instruments (2)		3,517,711		5,397,504
Other equity instruments (3)		1,607,969		468,552
		6,070,856		7,001,859
Other		5,223		853
	Ps.	6,076,079	Ps.	7,002,712

(1)	The Group has an investment in an Open-Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets, all of which are measured at fair value, and subtracting all of the fund liabilities and dividing the result by the total number of issued shares. In July and November 2019, the Company redeemed a portion of its investment in Open-Ended Fund at the aggregate fair value amount of U.S.$121.6 million (Ps.2,301,682) and recognized cash proceeds from this redemption for such aggregate amount. In September and December 2020, the Company redeemed a portion of its investment in Open-Ended Fund at the aggregate fair value amount of U.S.$153.7 million (Ps.3,155,643) and recognized cash proceeds from this redemption for such aggregate amount. In March 2021, the Company redeemed a portion of its investment in Open-Ended Fund at the aggregate fair value amount of U.S.$10.0 million (Ps.258,956) and recognized cash proceeds from this redemption for such aggregate amount. (see Note 2 (i)).
(2)	Their fair value of publicly traded equity instruments is determined by using quoted market prices at the measurement date. In the first half of 2021, the Company disposed of a portion of these publicly traded equity instruments and recognized cash proceeds from this disposition in the aggregate amount of Ps.1,755,415.
(3)	Other equity instruments include unquoted equity investments, which are initially recognized at cost with any subsequent changes in fair value recognized through other comprehensive income or loss. The Group disposed of these investments on January 31, 2022, in connection with the closing of the transaction with UH II (see Notes 3 and 30).

During the first quarter of 2020, as a result of revised cash flow forecasts and increasing uncertainty due to the COVID-19 pandemic, the Company’s management recognized: (i) a decline in the estimated fair value of the Group’s investment in warrants of UHI in the amount of Ps.21,937,152, which was accounted for in other comprehensive income or loss, net of income tax of Ps.6,581,146, for the year ended December 31, 2020; and (ii) an impairment loss that decreased the carrying amount of the Group’s investment in shares of UHI in the amount of Ps.5,455,356, which was accounted for in share of income or loss of associates and joint ventures in the consolidated statement of income for the year ended December 31, 2020 (see Notes 2 (i), 10 and 15).

A roll forward of investments in financial assets at FVOCIL for the years ended December 31, 2021 and 2020 is presented as follows:

			Publicly Traded
	Open-Ended		Equity		Other Equity
	Fund (1)		Instruments		Instruments		Total
At January 1, 2021	Ps.	1,135,803	Ps.	5,397,504	Ps.	468,552	Ps.	7,001,859
Investments		—		—		1,118,178		1,118,178
Disposition of investments		(258,956)		(1,756,434)		—		(2,015,390)
Change in fair value in other comprehensive income (loss)		68,329		(123,359)		21,239		(33,791)
At December 31, 2021	Ps.	945,176	Ps.	3,517,711	Ps.	1,607,969	Ps.	6,070,856

					Publicly Traded
	Warrants		Open-Ended		Equity		Other Equity
	Issued by UHI (1)		Fund (1)		Instruments		Instruments		Total
At January 1, 2020	Ps.	33,775,451	Ps.	4,688,202	Ps.	5,751,001	Ps.	50,392	Ps.	44,265,046
Investments		—		—		—		602,446		602,446
Disposition of investments		—		(3,159,970)		—		—		(3,159,970)
Change in fair value in other comprehensive loss		(16,387,752)		(392,429)		(353,497)		(184,286)		(17,317,964)
Warrants exercised for common stock of UHI		(17,387,699)		—		—		—		(17,387,699)
At December 31, 2020	Ps.	—	Ps.	1,135,803	Ps.	5,397,504	Ps.	468,552	Ps.	7,001,859

(1)	The foreign exchange gain in 2021 derived from the investment in Open-Ended Fund was hedged by foreign exchange loss in the consolidated statement of income for the year ended December 31, 2021, in the amount of Ps.99,673. The foreign exchange gain in 2020 derived from the warrants issued by UHI and the investment in Open-Ended Fund was hedged by foreign exchange loss in the consolidated statement of income for the year ended December 31, 2020, in the amount of Ps.5,511,412 and Ps.471,097, respectively (see Notes 14 and 23).

The maximum exposure to credit risk of the investments in financial instruments as of December 31, 2021 and 2020 is the carrying amounts of the financial assets (see Note 4).

10.	Investments in Associates and Joint Ventures

At December 31, 2021 and 2020, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership
	as of
	December 31,
	2021	2021		2020
Associates:
UH II and subsidiaries (1)	35.5%	Ps.	25,721,539	Ps.	21,424,180
OCEN and subsidiaries (2)			—		556,251
Other			164,903		113,905
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. and subsidiaries (“GTAC”) (3)	33.3%		614,147		514,731
Periódico Digital Sendero, S.A.P.I. de C.V. and subsidiary (collectively, “PDS”) (4)	50.0%		203,646		204,464
		Ps.	26,704,235	Ps.	22,813,531

(1)	The Group accounts for its investment in common stock of UH II (UHI through May 18, 2021, as described below), the parent company of Univision, under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS Standards, over UH II’s operations. The Group has the ability to exercise significant influence over the operating and financial policies of UH II because (i) it owns 5,701,335 Class “A” shares of common stock of UH II, representing 35.5% and 35.9% of the outstanding shares of UH II and UHI on a fully-diluted basis, respectively, as of December 31, 2021 and 2020, respectively, and 40.1% and 40.6% of the voting shares of UH II and UHI, respectively, as of December 31, 2021 and 2020, respectively; and (ii) it has designated three members of the Board of Directors of TelevisaUnivision (formerly, UH II), one of which serves as the Chairman. The Chairman does not presently have tie-breaking vote or other similar power in connection with any decisions of the Board. The governing documents of TelevisaUnivision provide for a 13-member Board of Directors; however, the Board of Directors currently consists of 11 members, and the Group has the right to appoint two additional members. Through December 29, 2020, the date on which the Group exercised all of its outstanding warrants for common shares of UHI, the Group had the ability to exercise significant influence over the operating and financial policies of UHI because (i) it owned 1,110,382 Class “C” shares of common stock of UHI, representing 10% of the outstanding total shares of UHI and 14% of the voting shares of UHI, and 4,590,953 warrants issued by UHI, which upon their exercise, and together with the former investment in shares of UHI, represented approximately 36% on a fully-diluted, as-converted basis of the equity in UHI; and (ii) it had three officers and one director of the Company designated as members of the Board of Directors of UHI, which was composed of 19 directors of 22 available Board seats. Until January 31, 2022, the Group was also a party to a Program Licensing Agreement (“PLA”), as amended, with Univision, pursuant to which Univision had the right to broadcast certain Televisa content in the United States, and to another program license agreement pursuant to which the Group had the right to broadcast certain Univision content in Mexico, in each case through 7.5 years after the Group had voluntarily sold two-thirds of its initial investment in UHI. On February 25, 2020, UHI, Searchlight Capital Partners, LP (“Searchlight”), a global private investment firm, and ForgeLight LLC (“ForgeLight”), an operating and investment company focused on the media and consumer technology sectors, announced a definitive agreement in which Searchlight and ForgeLight would acquire a majority ownership interest in UHI from all stockholders of UHI other than the Group. Terms of the transaction were not publicly disclosed. The Group elected to retain its approximately 36% stake in UHI’s equity upon exercise of its warrants for shares of UHI common stock. Under the terms of the acquisition, Searchlight and ForgeLight would purchase the remaining 64% ownership interest from the other stockholders of UHI. The transaction closed on December 29, 2020. In conjunction with this transaction and a related decline in the estimated fair value of the Group’s investment in warrants issued by UHI, the Company’s management recognized an impairment loss in the amount of U.S.$228.6 million (Ps.5,455,356) that decreased the carrying amount of the Group’s investment in shares of UHI in the first quarter of 2020. This impairment adjustment was accounted for in share of income or loss of associates and joint ventures in the Group’s consolidated statement of income for the year ended December 31, 2020. On May 18, 2021, UHI concluded a reorganization through a series of transactions (the “Reorganization”) pursuant to which, among other things, UH II acquired a controlling financial interest in UHI on that date. The Reorganization was effectuated by UHI in connection with the transaction with the Group concluded on January 31, 2022. As a result of the Reorganization of UHI: (i) the Group and other existing stockholders of UHI exchanged their shares of the capital stock of UHI for the same number and class of newly issued shares of UH II; (ii) UHI issued common stock to a new investor and then these shares were exchanged for shares in UH II; (iii) the Group held an equity interest in the capital stock of UH II of 35.5% on a fully-diluted basis; and (iv) UH II became a successor company of UHI. In connection with the Reorganization of UHI, and other observable indications that the value of the Group’s net investment in UH II increased significantly during 2021 (including internal and external valuations of the recoverable amount of UH II), in the second half of 2021 the Group’s management assessed whether there was any indication that the impairment loss recognized by the Group in the first quarter of 2020 for its net investment in shares of UHI might no longer exist or might have decreased. As a result, the Group’s management concluded that there had been a change in the estimates used to determine the recoverable amount of the Group’s net investment in UH II since the last impairment loss was recognized, and the carrying amount of such net investment was increased to its recoverable amount. The reversal of the impairment loss amounted to U.S.$199.1 million (Ps.4,161,704) and was recognized in share of income of associates and joint ventures in the Group’s consolidated statement of income for the year ended December 31, 2021 (see Notes 1, 2 (a), 3, 9, 15, 20, 23 and 30).
(2)	OCEN is engaged in the live entertainment business in Mexico, Central America and Colombia. In 2020, the stockholders of OCEN did not receive any dividends. Beginning on May 31, 2020, the Company (i) ceased to classify the investment in OCEN as current assets held for sale; (ii) began to classify its equity interest in OCEN as an investment in associates and joint ventures in its consolidated statement of financial position; (iii) recognized in consolidated retained earnings as of January 1, 2020, its share of income of OCEN, which was discontinued from August 1 through December 31, 2019, in the amount of Ps.147,975; and (iv) began to recognize its share of income or loss of OCEN since January 1, 2020. As of September 30, 2021, the Group classified this non-current investment, which included goodwill of Ps.359,613, as current assets held for sale, and beginning on October 1, 2021, the Group discontinued the use of the equity method to account for the investment in this associate. OCEN was disposed of by the Group in December 2021 (see Notes 3 and 20).

(3)	GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. and a subsidiary of Megacable, S.A. de C.V. have an equal equity participation of 33.3%. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217 , with an annual interest rate of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. As of December 31, 2021 and 2020, GTAC had used a principal amount of Ps.688,183, under this credit facility. During the year ended December 31, 2021 and 2020, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.97,342 and Ps.123,390, respectively. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.1,077,732, with an annual interest of TIIE plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these supplementary loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2023 and 2030. During the years ended December 31, 2021 and 2020, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.147,413 and Ps.122,656, respectively. The net investment in GTAC as of December 31, 2021 and 2020, included amounts receivable in connection with this long-term credit facility and supplementary loans to GTAC in the aggregate amount of Ps.755,973 and Ps.821,253, respectively. These amounts receivable are in substance a part of the Group’s net investment in this investee (see Note 15).
(4)	The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. In September 2017, PDS acquired substantially all of the equity interest in Now New Media, S.A.P.I. de C.V., an online news website in Mexico City, in the aggregate amount of Ps.81,749. As of December 31, 2021 and 2020, the Group’s investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837.

A roll forward of investments in associates and joint ventures for the years ended December 31, 2021 and 2020, is presented as follows:

	2021		2020
At January 1	Ps.	22,813,531	Ps.	9,762,432
Impairment loss in investment in shares of UHI		—		(5,455,356)
Reversal of impairment loss		4,161,704		—
Share of loss of associates and joint ventures, net		(489,827)		(284,312)
Share of other comprehensive income (loss) of associates		245,714		(61,033)
Long-term loans granted to GTAC, net		131,604		132,926
Foreign currency translation adjustments		505,183		1,360,735
GTAC payments of principal and interest		(244,755)		(246,046)
Disposition of OCEN		(503,872)		—
Exercise of warrants for UHI shares		—		17,387,699
Additional share of income of OCEN (see Note 3)		—		147,975
Dividends from PDS		(10,000)		—
Investment in Flyacross (other associate)		43,855		—
Other		51,098		68,511
At December 31	Ps.	26,704,235	Ps.	22,813,531

IFRS summarized financial information of UHI II as of December 31, 2021 and for the year then ended, and UHI as of December 31, 2020, and for the years ended December 31, 2021 and 2020, is set forth below.

IFRS summarized financial information of UH II and UHI as of December 31, 2021 and 2020, respectively (amounts in thousands of U.S. dollars):

	2021		2020
Current assets	U.S.$	2,579,100	U.S.$	1,470,301
Non-current assets		11,729,470		8,249,358
Total assets		14,308,570		9,719,659
Current liabilities		691,600		712,300
Non-current liabilities		10,619,970		8,630,459
Total liabilities		11,311,570		9,342,759
Total net assets	U.S.$	2,997,000	U.S.$	376,900

The table below reconciles the summarized financial information of UH II and UHI to the carrying amount of the Group´s interest in UH II and UHI as of December 31, 2021 and 2020, respectively (amounts in thousands of U.S. dollars):

	2021		2020
Ownership as of December 31		35.5%		35.9%
Group’s share of net assets	U.S.$	1,065,225	U.S.$	135,307
Group’s share of net assets	Ps.	21,840,404	Ps.	2,699,282
Goodwill, purchase price allocation and other adjustments		3,881,135		18,724,898
Carrying amount of the Group´s interest in UH II and UHI	Ps.	25,721,539	Ps.	21,424,180

IFRS summarized financial information of UH II for the year ended December 31, 2021, and UHI for the years ended December 31, 2020 and 2019 (amounts in thousands of U.S. dollars):

	2021		2020		2019
Revenue	U.S.$	2,841,000	U.S.$	2,541,900	U.S.$	2,687,900
Income from continuing operations		587,000		36,400		290,200
Post-tax loss from discontinued operations		—		—		(13,200)
Net income		587,000		36,400		277,000
Other comprehensive income (loss)		32,000		(23,700)		(99,000)
Total comprehensive income		619,000		12,700		178,000
Dividends received from UHI		—		—		—

The table below reconciles the summarized financial information of UH II (formerly, UHI) to the carrying amount of the Group´s interest in UH II (formerly, UHI) for the years ended December 31, 2021, 2020 and 2019 (amounts in thousands of U.S. dollars):

	2021		2020		2019
Net income	U.S.$	208,638	U.S.$	3,635	U.S.$	27,668
Other comprehensive income (loss)		11,374		(2,367)		(9,889)

Net income	Ps.	4,232,441	Ps.	78,133	Ps.	532,896
Other comprehensive income (loss)		232,773		(50,872)		(190,457)
Purchase price allocation and other adjustments:
Net loss adjustments		(4,834,744)		(79,163)		(55,058)
Other comprehensive income or loss adjustments		—		(6,657)		(45,263)
Group’s interest in UHI:
Net (loss) income		(602,303)		(1,030)		477,838
Other comprehensive income (loss)		232,773		(57,529)		(235,720)
Reversal of impairment loss (impairment loss adjustment)		4,161,704		(5,455,356)		—

Combined condensed balance sheet information related to the Group’s share in associates other than UH II (formerly, UHI) as of December 31, 2021 and 2020, including adjustments made by the Group when using the equity method, such as fair value adjustments made at the time of acquisition, is set forth below:

	2021		2020
Current assets	Ps.	196,110	Ps.	923,784
Non-current assets		118,207		967,584
Total assets		314,317		1,891,368
Current liabilities		154,957		1,229,246
Non-current liabilities		23,459		315,260
Total liabilities		178,416		1,544,506
Net assets	Ps.	135,901	Ps.	346,862
Goodwill, purchase price allocation and other adjustments		29,002		323,294
Carrying amount of the Group´s interest in associates	Ps.	164,903	Ps.	670,156

Combined condensed balance sheet information related to the Group’s share in joint ventures as of December 31, 2021 and 2020, including adjustments made by the Group when using the equity method, such as fair value adjustments made at the time of acquisition, is set forth below:

	2021		2020
Current assets	Ps.	159,619	Ps.	151,151
Non-current assets		651,674		541,861
Total assets		811,293		693,012
Current liabilities		75,110		45,320
Non-current liabilities		788,200		860,357
Total liabilities		863,310		905,677
Net assets	Ps.	(52,017)	Ps.	(212,665)
Goodwill, purchase price allocation and other adjustments		113,837		110,607
Long-term loans granted to GTAC, net		755,973		821,253
Carrying amount of the Group´s interest in joint ventures	Ps.	817,793	Ps.	719,195

The Group recognized its share of comprehensive income (loss) of associates and joint ventures other than UHI for the years ended December 31, 2021, 2020 and 2019, as follows:

	2021		2020		2019
Share of income (loss) of associates and joint ventures, net	Ps.	112,476	Ps.	(283,282)	Ps.	103,185
Share of other comprehensive income (loss) of associates and joint ventures:
Foreign currency translation adjustments, net		58		1,757		(2,556)
Other items of comprehensive income (loss), net		12,883		(5,261)		2,117
		12,941		(3,504)		(439)
Share of comprehensive income (loss) of associates and joint ventures	Ps.	125,417	Ps.	(286,786)	Ps.	102,746

11.	Property, Plant and Equipment, Net

The analysis of the changes in property, plant and equipment is as follows:

															Construction
	Buildings		Technical		Satellite		Furniture		Transportation		Computer		Leasehold		and Projects
	and Land		Equipment		Transponders		and Fixtures		Equipment		Equipment		Improvements		in Progress (1)		Total
Cost:
January 1, 2020	Ps.	14,509,206	Ps.	141,966,642	Ps.	6,026,094	Ps.	1,158,745	Ps.	3,000,322	Ps.	8,548,265	Ps.	3,434,374	Ps.	13,714,368	Ps.	192,358,016
Additions		6,252		12,384,030		—		24,562		75,219		253,783		19,283		7,368,609		20,131,738
Dismantling cost		—		71,241		—		—		-		—		—		—		71,241
Retirements and reclassifications to other accounts		(53,559)		(547,789)		—		(2,426)		(45,726)		(72,113)		(627)		(2,575,544)		(3,297,784)
Transfers from intangibles assets, net		—		(2,725)		—		—		-		—		—		(1,042,340)		(1,045,065)
Transfers and reclassifications		415,289		3,381,566		—		82,855		92,370		467,754		152,591		(4,592,425)		—
Effect of translation		9,724		9,223		—		64		47		693		15		1,002		20,768
December 31, 2020		14,886,912		157,262,188		6,026,094		1,263,800		3,122,232		9,198,382		3,605,636		12,873,670		208,238,914
Additions		2,290		14,334,876		—		68,201		395,005		339,967		17,508		8,110,000		23,267,847
Dismantling cost		—		69,350		—		—		-		—		—		—		69,350
Retirements and reclassifications to other accounts		(93,883)		(2,423,831)		—		(62,210)		(280,189)		(618,714)		(19,860)		(1,055,858)		(4,554,545)
Transfers from intangibles assets, net		—		—		—		—		-		—		—		(547,940)		(547,940)
Transfers and reclassifications		412,054		3,513,272		—		28,976		170,788		594,158		125,175		(4,844,423)		—
Effect of translation		(4,773)		39,351		—		36		71		306		37		97		35,125
December 31, 2021	Ps.	15,202,600	Ps.	172,795,206	Ps.	6,026,094	Ps.	1,298,803	Ps.	3,407,907	Ps.	9,514,099	Ps.	3,728,496	Ps.	14,535,546	Ps.	226,508,751

Depreciation:
January 1, 2020	Ps.	(5,072,076)	Ps.	(89,317,039)	Ps.	(3,688,655)	Ps.	(603,959)	Ps.	(1,805,004)	Ps.	(6,232,223)	Ps.	(2,309,828)	Ps.	—	Ps.	(109,028,784)
Depreciation of the year		(268,684)		(15,545,278)		(282,414)		(116,651)		(267,356)		(945,389)		(263,731)		—		(17,689,503)
Retirements		37,704		1,622,089		—		2,208		41,131		71,752		35		—		1,774,919
Effect of translation		(4,703)		(8,642)		—		(69)		(37)		(452)		(16)		—		(13,919)
December 31, 2020		(5,307,759)		(103,248,870)		(3,971,069)		(718,471)		(2,031,266)		(7,106,312)		(2,573,540)		—		(124,957,287)
Depreciation of the year		(304,842)		(15,641,059)		(282,414)		(117,255)		(262,008)		(848,426)		(274,546)		—		(17,730,550)
Retirements		70,754		3,326,801		—		58,751		127,440		557,776		(133)		—		4,141,389
Effect of translation		(1,362)		(38,575)		—		(28)		(69)		(110)		(33)		—		(40,177)
December 31, 2021	Ps.	(5,543,209)	Ps.	(115,601,703)	Ps.	(4,253,483)	Ps.	(777,003)	Ps.	(2,165,903)	Ps.	(7,397,072)	Ps.	(2,848,252)	Ps.	—	Ps.	(138,586,625)

Carrying amount:
At January 1, 2020	Ps.	9,437,130	Ps.	52,649,603	Ps.	2,337,439	Ps.	554,786	Ps.	1,195,318	Ps.	2,316,042	Ps.	1,124,546	Ps.	13,714,368	Ps.	83,329,232
At December 31, 2020	Ps.	9,579,153	Ps.	54,013,318	Ps.	2,055,025	Ps.	545,329	Ps.	1,090,966	Ps.	2,092,070	Ps.	1,032,096	Ps.	12,873,670	Ps.	83,281,627
At December 31, 2021	Ps.	9,659,391	Ps.	57,193,503	Ps.	1,772,611	Ps.	521,800	Ps.	1,242,004	Ps.	2,117,027	Ps.	880,244	Ps.	14,535,546	Ps.	87,922,126

(1)	Retirements and reclassifications to other accounts include: (i) set-up box refurbishment projects that are subsequently reclassified to inventory in order to be assigned or sold to a customer; and (ii) projects in progress related to certain costs that are reclassified to programming when a specific program benefits from those costs.

Depreciation charges are presented in Note 21.

Property, plant and equipment include the following technical equipment leased to subscribers in the Cable and Sky segments as of December 31:

	2021		2020
Subscriber leased set-top equipment	Ps.	47,813,940	Ps.	42,564,180
Accumulated depreciation		(30,316,415)		(26,885,031)
	Ps.	17,497,525	Ps.	15,679,149

12.	Right-of-use Assets, Net

The analysis of the changes of right-of-use assets, net, is as follows:

			Satellite		Technical		Computer
	Buildings		Transponders		Equipment		Equipment		Others		Total
Cost:
January 1, 2020	Ps.	5,085,242	Ps.	4,275,619	Ps.	1,688,829	Ps.	—	Ps.	58,021	Ps.	11,107,711
Additions		655,135		—		195,153		—		66,791		917,079
Reclassifications		(107,075)		—		—		—		107,075		—
Retirements		(169,899)		—		—		—		(749)		(170,648)
Effect of translation		1,181		—		—		—		—		1,181
December 31, 2020	Ps.	5,464,584	Ps.	4,275,619	Ps.	1,883,982	Ps.	—	Ps.	231,138	Ps.	11,855,323
Additions		1,166,607		—		115,591		437,361		154,159		1,873,718
Retirements		(342,237)		—		—		—		(63,837)		(406,074)
Effect of translation		270		—		—		—		—		270
December 31, 2021	Ps.	6,289,224	Ps.	4,275,619	Ps.	1,999,573	Ps.	437,361	Ps.	321,460	Ps.	13,323,237

Depreciation:
January 1, 2020	Ps.	(608,513)	Ps.	(2,066,549)	Ps.	(847,437)	Ps.	—	Ps.	(32,160)	Ps.	(3,554,659)
Depreciation of the year		(607,791)		(285,041)		(140,985)		—		(62,957)		(1,096,774)
Reclassifications		35,312		—		—		—		(35,312)		—
Retirements		4,211		—		156		—		3,806		8,173
Effect of translation		102		—		—		—		—		102
December 31, 2020	Ps.	(1,176,679)	Ps.	(2,351,590)	Ps.	(988,266)	Ps.	—	Ps.	(126,623)	Ps.	(4,643,158)
Depreciation of the year		(611,120)		(285,042)		(132,862)		(83,342)		(35,682)		(1,148,048)
Retirements		72,065		—		352		—		223		72,640
Effect of translation		(104)		—		—		—		—		(104)
December 31, 2021	Ps.	(1,715,838)	Ps.	(2,636,632)	Ps.	(1,120,776)	Ps.	(83,342)	Ps.	(162,082)	Ps.	(5,718,670)

Carrying amount:
At January 1, 2020	Ps.	4,476,729	Ps.	2,209,070	Ps.	841,392	Ps.	—	Ps.	25,861	Ps.	7,553,052
At December 31, 2020	Ps.	4,287,905	Ps.	1,924,029	Ps.	895,716	Ps.	—	Ps.	104,515	Ps.	7,212,165
At December 31, 2021	Ps.	4,573,386	Ps.	1,638,987	Ps.	878,797	Ps.	354,019	Ps.	159,378	Ps.	7,604,567

Depreciation charges are presented in Note 21.

13.	Intangible Assets and Goodwill, Net

As of December 31, 2021 and 2020, intangible assets and goodwill are summarized as follows:

	2021						2020
			Accumulated						Accumulated
	Cost		Amortization		Carrying Amount		Cost		Amortization		Carrying Amount
Intangible assets and goodwill with indefinite useful lives:
Trademarks	Ps.	35,242	Ps.	—	Ps.	35,242	Ps.	35,242	Ps.	—	Ps.	35,242
Concessions		15,166,067		—		15,166,067		15,166,067		—		15,166,067
Goodwill		14,036,657		—		14,036,657		14,113,626		—		14,113,626
		29,237,966		—		29,237,966		29,314,935		—		29,314,935
Intangible assets with finite useful lives:
Trademarks		2,227,096		(2,043,442)		183,654		2,227,096		(1,971,314)		255,782
Concessions		553,505		(553,505)		—		553,505		(442,804)		110,701
Licenses and software		14,831,874		(9,672,946)		5,158,928		13,139,480		(8,446,906)		4,692,574
Subscriber lists		8,806,951		(7,574,668)		1,232,283		8,804,334		(7,258,070)		1,546,264
Payments for renewal of concessions		5,825,559		—		5,825,559		5,825,559		—		5,825,559
Other intangible assets		5,446,636		(4,829,145)		617,491		5,169,795		(4,191,392)		978,403
		37,691,621		(24,673,706)		13,017,915		35,719,769		(22,310,486)		13,409,283
	Ps.	66,929,587	Ps.	(24,673,706)	Ps.	42,255,881	Ps.	65,034,704	Ps.	(22,310,486)	Ps.	42,724,218

Changes in intangible assets and goodwill with indefinite useful lives in 2021 and 2020, were as follows:

	2021
	Trademarks		Concessions		Goodwill		Total
Cost:
Balance at beginning of period	Ps.	35,242	Ps.	15,166,067	Ps.	14,113,626	Ps.	29,314,935
Impairment adjustments		—		—		(76,969)		(76,969)
Balance at end of period	Ps.	35,242	Ps.	15,166,067	Ps.	14,036,657	Ps.	29,237,966

	2020
	Trademarks		Concessions		Goodwill		Total
Cost:
Balance at beginning of period	Ps.	175,444	Ps.	15,166,067	Ps.	14,113,626	Ps.	29,455,137
Impairment adjustments		(40,803)		—		—		(40,803)
Transfers and reclassifications		(99,399)		—		—		(99,399)
Balance at end of period	Ps.	35,242	Ps.	15,166,067	Ps.	14,113,626	Ps.	29,314,935

Changes in intangible assets with finite useful lives in 2021 and 2020, were as follows:

	2021
					Licenses				Payments for		Other
					and		Subscriber		Renewal of		Intangible
	Trademarks		Concessions		Software		Lists		Concessions		Assets		Total
Cost:
Balance at beginning of period	Ps.	2,227,096	Ps.	553,505	Ps.	13,139,480	Ps.	8,804,334	Ps.	5,825,559	Ps.	5,169,795	Ps.	35,719,769
Additions		—		—		1,599,671		—		—		299,793		1,899,464
Transfers from (to) property, plant and equipment		—		—		609,974		—		—		(62,034)		547,940
Retirements and impairment adjustments		—		—		(643,888)		—		—		—		(643,888)
Transfers and reclassifications		—		—		117,716		—		—		39,278		156,994
Effect of translation		—		—		8,921		2,617		—		(196)		11,342
Balance at end of period		2,227,096		553,505		14,831,874		8,806,951		5,825,559		5,446,636		37,691,621
Amortization:
Balance at beginning of period		(1,971,314)		(442,804)		(8,446,906)		(7,258,070)		—		(4,191,392)		(22,310,486)
Amortization of the year		(72,128)		(110,701)		(1,741,517)		(313,981)		—		(301,444)		(2,539,771)
Other amortization of the year (1)		—		—		—		—		—		(329,144)		(329,144)
Retirements and impairment adjustments		—		—		516,045		—		—		—		516,045
Effect of translation		—		—		(568)		(2,617)		—		(7,165)		(10,350)
Balance at end of period		(2,043,442)		(553,505)		(9,672,946)		(7,574,668)		—		(4,829,145)		(24,673,706)
	Ps.	183,654	Ps.	—	Ps.	5,158,928	Ps.	1,232,283	Ps.	5,825,559	Ps.	617,491	Ps.	13,017,915

	2020
					Licenses				Payments for		Other
					and		Subscriber		Renewal of		Intangible
	Trademarks		Concessions		Software		Lists		Concessions		Assets		Total
Cost:
Balance at beginning of period	Ps.	2,127,697	Ps.	553,505	Ps.	10,858,388	Ps.	8,782,852	Ps.	5,821,828	Ps.	5,198,960	Ps.	33,343,230
Additions		—		—		959,813		—		3,731		271,633		1,235,177
Transfers from (to) property, plant and equipment		—		—		1,247,347		—		—		(202,282)		1,045,065
Retirements		—		—		(28,127)		—		—		(25,013)		(53,140)
Transfers and reclassifications		99,399		—		84,823		16,428		—		(73,124)		127,526
Effect of translation		—		—		17,236		5,054		—		(379)		21,911
Balance at end of period		2,227,096		553,505		13,139,480		8,804,334		5,825,559		5,169,795		35,719,769
Amortization:
Balance at beginning of period		(1,899,187)		(332,103)		(6,843,169)		(6,632,419)		—		(3,762,535)		(19,469,413)
Amortization of the year		(72,127)		(110,701)		(1,717,282)		(523,878)		—		(50,522)		(2,474,510)
Other amortization of the year (1)		—		—		—		—		—		(380,863)		(380,863)
Retirements		—		—		28,127		—		—		2,003		30,130
Reclassifications		—		—		96,304		(96,719)		—		415		—
Effect of translation		—		—		(10,886)		(5,054)		—		110		(15,830)
Balance at end of period		(1,971,314)		(442,804)		(8,446,906)		(7,258,070)		—		(4,191,392)		(22,310,486)
	Ps.	255,782	Ps.	110,701	Ps.	4,692,574	Ps.	1,546,264	Ps.	5,825,559	Ps.	978,403	Ps.	13,409,283

(1)	Other amortization of the year relates primarily to amortization of soccer player rights, which is included in consolidated cost of sales.

All of the amortization charges are presented in Note 21.

The changes in the net carrying amount of goodwill, indefinite-lived trademarks and concessions for the year ended December 31, 2021 and 2020, were as follows:

							Foreign
	Balance as of						Currency						Balance as of
	January 1,						Translation		Impairment				December 31,
	2021		Acquisitions		Retirements		Adjustments		Adjustments		Transfers		2021
Goodwill:
Cable	Ps.	13,794,684	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	13,794,684
Content		241,973		—		—		—		—		—		241,973
Other Businesses		76,969		—		—		—		(76,969)		—		—
	Ps.	14,113,626	Ps.	—	Ps.	—	Ps.	—	Ps.	(76,969)	Ps.	—	Ps.	14,036,657

Indefinite-lived trademarks (see Note 3):
Cable	Ps.	32,813	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	32,813
Other Businesses		2,429		—		—		—		—		—		2,429
	Ps.	35,242	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	35,242

Indefinite-lived concessions (see Note 3):
Cable	Ps.	15,070,025	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,070,025
Sky		96,042		—		—		—		—		—		96,042
	Ps.	15,166,067	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,166,067

							Foreign
	Balance as of						Currency						Balance as of
	January 1,						Translation		Impairment				December 31,
	2020		Acquisitions		Retirements		Adjustments		Adjustments		Transfers		2020
Goodwill:
Cable	Ps.	13,794,684	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	13,794,684
Content		241,973		—		—		—		—		—		241,973
Other Businesses		76,969		—		—		—		—		—		76,969
	Ps.	14,113,626	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	14,113,626

Indefinite-lived trademarks (see Note 3):
Cable	Ps.	132,212	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(99,399)	Ps.	32,813
Other Businesses		43,232		—		—		—		(40,803)		—		2,429
	Ps.	175,444	Ps.	—	Ps.	—	Ps.	—	Ps.	(40,803)	Ps.	(99,399)	Ps.	35,242

Indefinite-lived concessions (see Note 3):
Cable	Ps.	15,070,025	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,070,025
Sky		96,042		—		—		—		—		—		96,042
	Ps.	15,166,067	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,166,067

During the second half of 2021 and 2020, the Group monitored the market associated with its Publishing business, which is classified into the Other Businesses segment, which has experienced a general slow-down in Latin America. Accordingly, the Group reduced its cash flow expectations for some of its foreign operations. As a result, the Group compared the fair value of the intangible assets in the reporting units with the related carrying amount and recorded an aggregate impairment charge in connection with trademarks Ps.40,803, in other expense, net, in the consolidated statements of income for the year ended December 31, 2020.

The key assumptions used for either fair value or value in use calculations of goodwill and intangible assets in 2021, were as follows (see Note 15):

	Cable
	Minimum	Maximum
Value in use calculations:
Long-term growth rate	4.00%	4.00%
Discount rate	10.00%	10.60%
Pre-tax discount rate	13.66%	16.50%
Fair value calculations:
Multiple of sales	2.2	3.3
Multiple of EBITDA (as defined)	6.8	7.9

The key assumptions used for either fair value or value in use calculations of goodwill and intangible assets in 2020, were as follows (see Note 15):

	Cable
	Minimum	Maximum
Value in use calculations:
Long-term growth rate	3.70%	3.90%
Discount rate	10.50%	11.60%
Fair value calculations:
Multiple of sales	2.3	3.4
Multiple of EBITDA (as defined)	6.3	8.2

Management has identified that a reasonable possible change in the key assumptions identified above could cause the carrying amount to exceed in 2021 the recoverable amount of one of the five CGUs with indefinite-life intangible assets tested for impairment. The change required for the carrying amount to equal the recoverable amount is a 2.8% increase in the discount rate (equivalent to a 30 basis point change) or a 2.0% decrease in the long term growth rate (equivalent to a 10 basis point change).

As described in Note 2 (l), in 2015, the Company’s management estimated the remaining useful life of four years for acquired trademarks in specific locations of Mexico, in connection with the migration to an internally developed trademark in the Group’s Cable segment.

In the fourth quarter of 2017, the Company’s management reviewed the useful life of certain Group’s television concessions accounted for as intangible assets in conjunction with the payment made in 2018 for renewal of concessions expiring in 2021, which amount was determined by the IFT before the renewal date (see Note 2 (b)). Based on such review, the Group classified these concessions as intangible assets with a finite useful life and began to amortize the related net carrying amount of Ps.553,505 in a period ending in 2021. Amortization of  these concessions with a finite useful life amounted to Ps.110,701 for each of the years ended December 31, 2021 and 2020.

14.	Debt and Lease Liabilities

Debt and lease liabilities outstanding as of December 31, 2021 and 2020, were as follows:

				2021						2020

	Effective	Interest				Finance		Principal, net		Principal, net
	Interest Rate	Payable		Principal		Costs		of finance cost		of finance cost
U.S. dollar Senior Notes:
6.625% Senior Notes due 2025 (1)	7.60%	Ps.	230,916	Ps.	12,301,860	Ps.	(124,505)	Ps.	12,177,355	Ps.	12,031,444
4.625% Senior Notes due 2026 (1)	5.03%		142,240		6,150,930		(19,457)		6,131,473		6,098,764
8.50% Senior Notes due 2032 (1)	9.00%		159,753		6,150,930		(18,104)		6,132,826		6,120,358
6.625% Senior Notes due 2040 (1)	7.05%		443,721		12,301,860		(114,115)		12,187,745		12,280,831
5% Senior Notes due 2045 (1)	5.39%		148,078		20,503,100		(396,054)		20,107,046		19,680,412
6.125% Senior Notes due 2046 (1)	6.47%		565,117		18,452,790		(114,497)		18,338,293		18,384,939
5.25% Senior Notes due 2049 (1)	5.59%		80,731		15,377,325		(283,857)		15,093,468		14,746,315
Total U.S. dollar debt			1,770,556		91,238,795		(1,070,589)		90,168,206		89,343,063

Mexican peso debt:
8.79% Notes due 2027 (2)	8.84%		96,690		4,500,000		(13,762)		4,486,238		4,579,469
8.49% Senior Notes due 2037 (1)	8.94%		31,838		4,500,000		(11,178)		4,488,822		4,519,935
7.25% Senior Notes due 2043 (1)	7.92%		58,906		6,500,000		(50,723)		6,449,277		6,512,360
Bank loans (3)	6.64%		57,370		16,000,000		(60,517)		15,939,483		15,918,322
Bank loans (Sky) (4)	6.48%		19,217		3,650,000		—		3,650,000		2,762,371
Bank loans (TVI) (5)	6.14%		—		610,404		(288)		610,116		852,107
Total Mexican peso debt			264,021		35,760,404		(136,468)		35,623,936		35,144,564
Total debt (6)			2,034,577		126,999,199		(1,207,057)		125,792,142		124,487,627
Less: Current portion of long-term debt			2,034,577		4,110,404		(3,972)		4,106,432		2,551,647
Long-term debt, net of current portion		Ps.	—	Ps.	122,888,795	Ps.	(1,203,085)	Ps.	121,685,710	Ps.	121,935,980

									2021		2020
Lease liabilities:
Satellite transponder lease liabilities (7)								Ps.	3,457,524	Ps.	3,818,559
Other lease liabilities (8)									689,483		728,500
Lease liabilities recognized beginning on January 1, 2019 (8)									5,533,552		4,745,292
Total lease liabilities									9,680,559		9,292,351
Less: Current portion									1,478,382		1,277,754
Lease liabilities, net of current portion								Ps.	8,202,177	Ps.	8,014,597

(1)	The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$4,450 million and Ps.11,000,000, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046 and 2049, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 and 2049, are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”).

(2)	In 2017, the Company issued Notes (“Certificados Bursátiles”) due 2027, through the BMV in the aggregate principal amount of Ps.4,500,000, interest rate on the Notes due 2027 is 8.79% per annum and is payable semi-annually. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The agreement of the Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.
(3)	In 2017, the Company entered into long-term credit agreements with three Mexican banks, in the aggregate principal amount of Ps.6,000,000, with an annual interest rate payable on a monthly basis of 28-day TIIE plus a range between 125 and 130 basis points , and principal maturities between 2022 and 2023. Under the terms of these loan agreements, the Company is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on certain spin-offs, mergers and similar transactions. In July 2019, the Company entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000,000. The funds from this loan were used for general corporate purposes, including the refinancing of the Company’s indebtedness. This loan bears interest at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio. The credit agreement of this loan requires the maintenance of financial ratios related to indebtedness and interest expense.
(4)	In March 2016, Sky entered into long-term credit agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities between 2021 and 2023, and interest payable on a monthly basis with an annual interest rate in the range of 7.0% and 7.13%. In July 2020, Sky prepaid a portion of these loans in the aggregate cash amount of Ps.2,818,091, which included principal amount prepayment of Ps.2,750,000, and related accrued interest and transaction costs in the amount of Ps.68,091. In December 2021, Sky prepaid a portion of these loans in the aggregate cash amount of Ps.1,750,365, which included principal amount prepayment of Ps.1,750,000, and related accrued interest in the amount of Ps.365. In December 2021, Sky entered into long-term credit agreement with a Mexican Bank in the aggregate principal amount of Ps.2,650,000, with maturity in December 2026, which included a Ps.1,325,000 loan with an annual interest rate of 8.215% and a Ps.1,325,000 loan with an annual interest rate payable on a monthly basis of 28-day TIIE plus 90 basis points. The funds from these loans will be used for general corporate purposes, including the prepayment of Sky´s indebtedness. Under the terms of these credit agreements, Sky is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with a restrictive covenant on spin-offs, mergers and similar transactions.
(5)	In 2021 and 2020, included outstanding balances in the aggregate principal amount of Ps.610,404 and Ps. 852,893, respectively, in connection with credit agreements entered into by TVI with Mexican banks, with maturities between 2020 and 2022, bearing interest at an annual rate of TIIE plus a range between 100 and 125 basis points, which is payable on a monthly basis. This TVI long-term indebtedness is guaranteed by the Company. Under the terms of these credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.
(6)	Principal amount of total debt as of December 31, 2020, is presented net of unamortized finance costs in the aggregate amount of Ps.1,324,307.
(7)	Under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010, Sky is obligated to pay at an annual interest rate of 7.30%, a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years or; (b) the date IS-21 is taken out of service (see Note 12).
(8)	Lease liabilities recognized beginning on January 1, 2019, under IFRS 16, in the aggregate amount of Ps.5,533,552 and Ps.4,745,292, as of December 31, 2021 and 2020, respectively. These lease liabilities have terms which expired at various dates between 2021 and 2051. Lease liabilities also includes Ps.689,483 and Ps.728,500, as of December 31, 2021 and 2020, respectively, in connection with a lease agreement entered into by a subsidiary of the Company and GTAC for the right to use certain capacity of a telecommunications network through 2030 (see Note 20).

As of December 31, 2021 and 2020, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group’s investments in UH II, and the investment in Open-Ended Fund (hedged items) were as follows (see Notes 2 (e) and 4):

	December 31, 2021				December 31, 2020
	Millions of		Thousands of		Millions of		Thousands of
Hedged Items	U.S. dollars		Mexican pesos		U.S. dollars		Mexican pesos
Investment in shares of UH II (UHI, until May 18, 2021) (net investment hedge)	U.S.$	1,254.5	Ps.	25,721,539	U.S.$	1,074.0	Ps.	21,424,180
Open-Ended Fund (foreign currency fair value hedge)		46.1		945,176		56.9		1,135,803
Total	U.S.$	1,300.6	Ps.	26,666,715	U.S.$	1,130.9	Ps.	22,559,983

The foreign exchange gain or loss derived from the Company’s U.S. dollar denominated long-term debt designated as a hedge, for the years ended December 31, 2021 and 2020, is analyzed as follows (see Notes 9 and 23):

Foreign Exchange Gain or Loss Derived from	Year Ended		Year Ended
Senior Notes Designated as Hedging Instruments	December 31, 2021		December 31, 2020
Recognized in:
Comprehensive loss	Ps.	(604,856)	Ps.	(7,343,244)
Total foreign exchange loss derived from hedging Senior Notes	Ps.	(604,856)	Ps.	(7,343,244)
Offset against:
Foreign currency translation gain derived from the hedged net investment in shares of UH II and UHI	Ps.	505,183	Ps.	1,360,735
Foreign exchange gain derived from hedged warrants issued by UHI		—		5,511,412
Foreign exchange gain derived from the hedged Open-Ended Fund		99,673		471,097
Total foreign currency translation and foreign exchange gain derived from hedged assets	Ps.	604,856	Ps.	7,343,244

Maturities of Debt and Lease Liabilities

Debt maturities for the years subsequent to December 31, 2021, are as follows:

			Unamortized
	Nominal		Finance Costs
2022	Ps.	4,110,404	Ps.	(3,972)
2023		3,500,000		(3,387)
2024		10,000,000		(53,446)
2025		12,301,860		(124,505)
2026		8,800,930		(19,457)
Thereafter		88,286,005		(1,002,290)
	Ps.	126,999,199	Ps.	(1,207,057)

Future minimum payments under lease liabilities for the years subsequent to December 31, 2021, are as follows:

2022	Ps.	2,137,430
2023		1,813,378
2024		1,791,929
2025		1,690,478
2026		1,563,340
Thereafter		4,176,363
		13,172,918
Less: Amount representing interest		(3,492,359)
	Ps.	9,680,559

A reconciliation of long-term debt and lease liabilities arising from financing activities in the Group’s consolidated statement of cash flows for the year ended December 31, 2021 and 2020, is as follows:

			Cash Flow				Non-Cash Changes
									Foreign
	Balance as of						New Debt		Exchange				Balance as of
	January 1, 2021		New Debt		Payments		and Leases		Income		Interest		December 31, 2021
Debt	Ps.	123,877,278	Ps.	2,650,000	Ps.	(1,992,489)	Ps.	—	Ps.	2,464,410	Ps.	—	Ps.	126,999,199
Satellite transponder lease liabilities		3,818,559		—		(460,210)		—		99,175		—		3,457,524
Other lease liabilities		728,500		115,943		(186,317)		—		—		31,357		689,483
Lease liabilities		4,745,292		—		(1,082,226)		1,424,507		—		445,979		5,533,552
Total debt and lease liabilities	Ps.	133,169,629	Ps.	2,765,943	Ps.	(3,721,242)	Ps.	1,424,507	Ps.	2,563,585	Ps.	477,336	Ps.	136,679,758

			Cash Flow				Non-Cash Changes
									Foreign
	Balance as of						New Debt		Exchange				Balance as of
	January 1, 2020		New Debt		Payments		and Leases		Income		Interest		December 31, 2020
Debt	Ps.	122,378,292	Ps.	14,770,694	Ps.	(18,013,183)	Ps.	—	Ps.	4,741,475	Ps.	—	Ps.	123,877,278
Satellite transponder lease liabilities		4,014,567		—		(456,465)		—		260,457		—		3,818,559
Other lease liabilities		707,248		—		(211,812)		195,308		—		37,756		728,500
Lease liabilities		4,641,705		—		(953,771)		540,477		20,102		496,779		4,745,292
Total debt and lease liabilities	Ps.	131,741,812	Ps.	14,770,694	Ps.	(19,635,231)	Ps.	735,785	Ps.	5,022,034	Ps.	534,535	Ps.	133,169,629

Credit Facility

During 2018, the Company executed a revolving credit facility with a syndicate of banks, for up to an amount equivalent to U.S.$618 million payable in Mexican pesos, which funds may be used for the repayment of existing indebtedness and other general corporate purposes. In March 2020, the Company drew down Ps.14,770,694 under this revolving credit facility, with a maturity in the first quarter of 2022, and interest payable on a monthly basis at a floating rate based on a spread of 87.5 or 112.5 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio. This facility was used by the Company as a prudent and precautionary measure to increase the Group’s cash position and preserve financial flexibility in light of uncertainty in the global and local markets resulting from the COVID-19 outbreak. On October 6, 2020, the Company prepaid in full without penalty the principal amount of Ps.14,770,694 under this revolving credit facility. The Company retained the right to reborrow the facility in an amount of up to the Mexican peso equivalent of U.S.$618 million, and the facility remained unused as of December 31, 2021 and was available through the first quarter of 2022. Under the terms of this credit facility, the Company is required to comply with certain restrictive covenants and financial coverage ratios (see Note 30).

15.	Financial Instruments

The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, temporary investments, accounts and notes receivable, a long-term loan receivable from GTAC, non- current investments in debt and equity securities, and in securities in the form of an open-ended fund, accounts payable, outstanding debt, lease liabilities, and derivative financial instruments. For cash and cash equivalents, accounts receivable, temporary investments, accounts payable, and the current portion of long-term debt and lease liabilities, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities is based on quoted market prices.

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

The carrying and estimated fair values of the Group’s non-derivative financial instruments as of December 31, 2021 and 2020, were as follows:

	2021				2020
	Carrying Amount		Fair Value		Carrying Amount		Fair Value
Assets:
Cash and cash equivalents	Ps.	25,828,215	Ps.	25,828,215	Ps.	29,058,093	Ps.	29,058,093
Trade notes and accounts receivable, net		13,093,011		13,093,011		12,343,797		12,343,797
Long-term loan and interests receivable from GTAC (see Note 10)		755,973		760,143		821,253		824,092
Open-Ended Fund (see Note 9)		945,176		945,176		1,135,803		1,135,803
Publicly traded equity instruments (see Note 9)		3,517,711		3,517,711		5,397,504		5,397,504
Other equity instruments (see Note 9)		1,607,969		1,607,969		468,552		468,552
Liabilities:
Senior Notes due 2025, 2032 and 2040	Ps.	30,754,650	Ps.	39,592,552	Ps.	29,923,950	Ps.	40,584,237
Senior Notes due 2045		20,503,100		24,205,140		19,949,300		24,282,886
Senior Notes due 2037 and 2043		11,000,000		8,722,100		11,000,000		9,238,435
Senior Notes due 2026 and 2046		24,603,720		31,714,380		23,939,160		31,811,792
Senior Notes due 2049		15,377,325		19,307,154		14,961,975		18,978,667
Notes due 2027		4,500,000		4,509,405		4,500,000		5,035,860
Long-term notes payable to Mexican banks		20,260,404		20,417,854		19,602,893		19,801,142
Lease liabilities		9,680,559		9,830,878		9,292,351		9,343,100

The carrying amounts (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of December 31, 2021 and 2020, were as follows:

			Notional
			Amount
December 31, 2021:	Carrying		(U.S. Dollars in
Derivative Financial Instruments	Amount		Thousands)		Maturity Date
Assets:
Derivatives recorded as accounting hedges (cash flow hedges):
TVI’s interest rate swap (a)	Ps.	127	Ps.	87,600	May 2022
Interest rate swaps (b)		133,197	Ps.	10,000,000	June 2024
Total assets	Ps.	133,324

Liabilities:
Derivatives recorded as accounting hedges (cash flow hedges):
TVI’s interest rate swap (c)	Ps.	2,015	Ps.	522,804	April 2022
Interest rate swaps (d)		9,749	Ps.	2,000,000	October 2022
Interest rate swaps (e)		7,243	Ps.	1,500,000	October 2022
Interest rate swaps (f)		23,798	Ps.	2,500,000	February 2023
Forwards (g)		35,524	U.S.$	67,125	January 2022 through March 2022
Derivatives not recorded as accounting hedges:
Interest rate swap (h)		2,943	Ps.	9,385,347	March 2022
TVI’s forwards (i)		10,057	U.S.$	12,600	January 2022 through February 2022
Empresas Cablevisión’s forwards (j)		11,006	U.S.$	13,820	January 2022 through February 2022
Sky’s forwards (k)		14,054	U.S.$	15,000	February 2022
Forwards (l)		56,496	U.S.$	57,620	January 2022 through February 2022
Total liabilities	Ps.	172,885

			Notional
			Amount
December 31, 2020:	Carrying		(U.S. Dollars in
Derivative Financial Instruments	Amount		Thousands)		Maturity Date
Liabilities:
Derivatives recorded as accounting hedges (cash flow hedges):
TVI’s interest rate swap (a)	Ps.	1,759	Ps.	122,400	May 2022
TVI’s interest rate swap (c)		23,784	Ps.	730,493	April 2022
Interest rate swaps (d)		109,146	Ps.	2,000,000	October 2022
Interest rate swaps (e)		86,171	Ps.	1,500,000	October 2022
Interest rate swaps (f)		180,941	Ps.	2,500,000	February 2023
Interest rate swaps (b)		762,827	Ps.	10,000,000	June 2024
Forwards (g)		714,763	U.S.$	330,500	January 2021 through March 2022
Derivatives not recorded as accounting hedges:
Interest rate swap (h)		204,250	Ps.	9,385,347	March 2022
TVI’s forwards (i)		176,868	U.S.$	88,353	January 2021 through February 2022
Empresas Cablevisión’s forwards (j)		190,726	U.S.$	96,789	January 2021 through February 2022
Sky’s forwards (k)		318,701	U.S.$	135,000	February 2021 through February 2022
Forwards (l)		706,287	U.S.$	344,898	January 2021 through February 2022
Total liabilities	Ps.	3,476,223

(a)	TVI has entered into several derivative transaction agreements (interest rate swaps) with two financial institutions from August 2013 through May 2022 to hedge the variable interest rate exposure resulting from Mexican peso loans of a total principal amount of Ps.87,600 and Ps.122,400 as of December 31, 2021 and 2020, respectively. Under these agreements, the Company receives monthly payments based on aggregate notional amounts of Ps.87,600 and Ps.122,400 and makes payments based on the same notional amount at an annual weighted average fixed rate of 5.585%. TVI has recognized the change in fair value of this transaction as an accounting hedge, and recorded a loss of Ps.58,847 and Ps.60,730 in other comprehensive income or loss as of December 31, 2021 and 2020, respectively. In the years ended as of December 31, 2021 and 2020, TVI recorded a (loss) gain of Ps.(1,118) and Ps.2,046, respectively, in consolidated other finance income or expense.

(b)	In June and July 2019 and October 2020, the Company entered into derivative transaction agreements (interest rate swaps) through June 2024, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.10,000,000 as of December 31, 2021 and 2020. Under these agreements, the Company receives monthly payments based on aggregate notional amounts of Ps.10,000,000 as of December 31, 2021 and 2020, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual weighted average fixed rate of 6.7620%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative loss of Ps.143,819 in other comprehensive income or loss as of December 31, 2021. In 2021, the Company recorded a loss of Ps.226,192 in consolidated other finance income or expense.
(c)	In March and April 2017, TVI entered into several derivative transaction agreements (interest rate swaps) with two financial institutions through April 2022 to hedge the variable interest rate exposure resulting from Mexican peso loan of a total principal amount of Ps.522,804 and Ps.730,493 as of December 31, 2021 and 2020, respectively. Under these agreements, the Company receives monthly payments based on aggregate notional amounts of Ps.522,804 and Ps.730,493 as of December 31, 2021 and 2020, respectively, at an annual variable rate of 28- days TIIE and makes monthly payments based on the same notional amounts at an annual weighted average fixed rate of 7.2663%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a loss of Ps.2,015 and Ps.23,784 in other comprehensive income or loss as of December 31, 2021 and 2020, respectively. TVI recorded a loss of Ps.17,501 and Ps.11,700 for this transaction agreement in consolidated other finance income or expense as of December 31, 2021 and 2020, respectively.
(d)	In November 2017, the Company entered into derivative transaction agreements (interest rate swaps) through October 2022, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.2,000,000. Under this transaction, the Company receives monthly payments based on an aggregate notional amount of Ps.2,000,000, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.3275%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative loss of Ps.9,031 and Ps.107,884 in other comprehensive income or loss as of December 31, 2021 and 2020, respectively. In 2021 and 2020, the Company recorded a loss of Ps.56,263 and Ps.28,719, respectively, in consolidated other finance income or expense.
(e)	In November and December 2017, the Company entered into derivative transaction agreements (interest rate swaps) through October 2022, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.1,500,000. Under this transaction, the Company receives monthly payments based on an aggregate notional amount of Ps.1,500,000, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.35%. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative loss of Ps.6,697 and Ps.85,217 in other comprehensive income or loss as of December 31, 2021 and 2020, respectively. In 2021, the Company recorded a loss of Ps.42,555 in consolidated other finance income or expense.
(f)	In January 2018, the Company entered into derivative transaction agreements (interest rate swaps) through February 2023, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.2,500,000. Under this transaction, the Company receives monthly payments based on aggregate notional amount of Ps.2,500,000, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.7485%. The Company has recognized the change in fair value of this transaction as an accounting hedge and recorded a cumulative loss of Ps.19,612 and Ps.175,498 in other comprehensive income or loss as of December 31, 2021 and 2020, respectively. In 2021, the Company recorded a loss of Ps.81,759 in consolidated other finance income or expense.
(g)	As of December 31, 2021 and 2020, the Company had entered into derivative contracts of foreign currency (forwards) to fix the exchange rate for the purchase of U.S.$67.1 million and U.S.$330.5 million, respectively, at an average exchange rate of Ps.21.1433 and Ps.22.5859, respectively. The Company has recognized the change in fair value of this transaction as an accounting hedge, and recorded a cumulative loss of Ps.35,524 and Ps.714,763 for this transaction agreement in other comprehensive income or loss as of December 31, 2021, and 2020, respectively. In 2021 and 2020, the Company recorded a (loss) gain of Ps.(725,209) and Ps.308,562 in consolidated other finance income or expense, respectively.
(h)	In March 2020, the Company entered into derivative transaction agreements (interest rate swaps) through March 2022, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.9,385,347. Under this transaction, the Company receives monthly payments based on aggregate notional amounts of Ps.9,385,347, at an annual variable rate of 28 days of TIIE, and makes monthly payments based on the same notional amount at an annual fixed rate of 6.0246%. In 2021 and 2020, the Company recorded a gain (loss) of Ps.62,679 and Ps.(274,285) in consolidated other finance income or expense, respectively.

(i)	As of December 31, 2021, TVI had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$12.6 million at an average rate of Ps.21.4394. As a result of the change in fair value of these agreements in the year ended December 31, 2021, the Company recorded a loss of Ps.9,812 in consolidated other finance income or expense.
(j)	As of December 31, 2021, Empresas Cablevisión had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$13.8 million at an average rate of Ps.21.4352. As a result of the change in fair value of these agreements in the year ended December 31, 2021, the Company recorded a loss of Ps.8,926 in consolidated other finance income or expense.
(k)	As of December 31, 2021, Sky had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$15.0 million at an average rate of Ps.21.6000. As a result of the change in fair value of these agreements in the year ended December 31, 2021, the Company recorded a loss of Ps.20,077 in consolidated other finance income or expense.
(l)	As of December 31, 2021 and 2020, the Company had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$57.6 million and U.S.$344.9 million at an average rate of Ps.21.5927 and Ps.22.4872, respectively. As a result of the change in fair value of these agreements, in the years ended December 31, 2021 and 2020, the Company recorded a (loss) gain of Ps.(56,447) and Ps.207,412, in consolidated other finance income or expense, respectively.

Fair Value Measurement

Assets and Liabilities Measured at Fair Value on a Recurring Basis

All fair value adjustments as of December 31, 2021 and 2020, represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, the Group’s financial instruments are separated into two categories: investments in financial assets at FVOCIL and derivative financial instruments.

Financial assets and liabilities measured at fair value as of December 31, 2021 and 2020:

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2021		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL:
Open-Ended Fund	Ps.	945,176	Ps.	—	Ps.	945,176	Ps.	—
Publicly traded equity instruments		3,517,711		3,517,711		—		—
Derivative financial instruments		133,324		—		133,324		—
Total	Ps.	4,596,211	Ps.	3,517,711	Ps.	1,078,500	Ps.	—

Liabilities:
Derivative financial instruments	Ps.	172,885	Ps.	—	Ps.	172,885	Ps.	—
Total	Ps.	172,885	Ps.	—	Ps.	172,885	Ps.	—

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2020		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL:
Open-Ended Fund	Ps.	1,135,803	Ps.	—	Ps.	1,135,803	Ps.	—
Publicly traded equity instruments		5,397,504		5,397,504		—		—
Total	Ps.	6,533,307	Ps.	5,397,504	Ps.	1,135,803	Ps.	—

Liabilities:
Derivative financial instruments	Ps.	3,476,223	Ps.	—	Ps.	3,476,223	Ps.	—
Total	Ps.	3,476,223	Ps.	—	Ps.	3,476,223	Ps.	—

The table below presents the reconciliation for all assets and liabilities measured at fair value using internal models with significant unobservable inputs (Level 3) during the years ended December 31, 2021 and 2020:

	2021		2020
Balance at beginning of year	Ps.	—	Ps.	33,775,451
Included in other comprehensive income		—		(16,387,752)
Warrants exercised for common stock of UHI		—		(17,387,699)
Balance at the end of year	Ps.	—	Ps.	—

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

The Group determined the fair value of its investment in warrants as of December 29, 2020, by using the income approach based on post-tax discounted cash flows.  The income approach requires management to make judgments and involves the use of significant estimates and assumptions.  These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on weighted average cost of capital within a range of 8% to 9%, among others. The Group´s estimates for market growth were based on historical data, various internal estimates and observable external sources when available and are based on assumptions that are consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology is an internal model with significant unobservable inputs, the UHI warrants were classified as Level 3. Additionally, the Group determined the fair value of its investment in warrants by using the Black-Scholes model (“BSPM”). The BSPM involved the use of significant estimates and assumptions. The assumptions used as of December 29, 2020 , included the UHI stock´s spot price of U.S.$190 per share on a fully-diluted, as–converted basis, and the UHI stock’s expected volatility of 64%.

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

Derivative Financial Instruments

Derivative financial instruments include swaps, forwards and options (see Notes 2 (w), 4 and 15).

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

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The majority of the Group’s non-financial instruments, which include the investment in shares of UH II, goodwill, intangible assets, inventories, transmission rights and programming, property, plant and equipment and right-of-use assets are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur (or at least annually in the fourth quarter for goodwill and indefinite-lived intangible assets) such that a non-financial instrument is required to be evaluated for impairment, a resulting asset impairment would require that, the non-financial instrument be recorded at the lower of carrying amount or its recoverable amount.

The impairment test for goodwill involves a comparison of the estimated fair value of each of the Group’s reporting units to its carrying amount, including goodwill. The Group determines the fair value of a reporting unit using the higher between the value in use and the fair value less costs to sell, which utilize significant unobservable inputs (Level 3) within the fair value hierarchy. The impairment test for intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying amount. The Group determines the fair value of the intangible asset using a discounted cash flow analysis, which utilizes significant unobservable inputs (Level 3) within the fair value hierarchy. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows for a period of time that comprise five years, as well as relevant comparable company earnings multiples for the market-based approach.

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

The Group used actuarial assumptions to determine the present value of defined benefit obligations, as follows:

	2021	2020
Discount rate	7.8%	6.6%
Salary increase	5.0%	5.0%
Inflation rate	3.5%	3.5%

Had the discount rate of 7.8% used by the Group in 2021 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase to Ps.3,308,348 as of December 31, 2021.

Had the discount rate of 6.6% used by the Group in 2020 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase to Ps.3,382,711 as of December 31, 2020.

The reconciliation between defined benefit obligations and post-employment benefit liability in the consolidated statements of financial position as of December 31, 2021 and 2020, is presented as follows:

			Seniority
	Pensions		Premiums		2021
Vested benefit obligations	Ps.	560,723	Ps.	335,294	Ps.	896,017
Unvested benefit obligations		1,881,974		406,374		2,288,348
Defined benefit obligations		2,442,697		741,668		3,184,365
Fair value of plan assets		978,892		291,793		1,270,685
Underfunded status of the plans	Ps.	1,463,805	Ps.	449,875	Ps.	1,913,680
Post-employment benefit liability	Ps.	1,463,805	Ps.	449,875	Ps.	1,913,680

			Seniority
	Pensions		Premiums		2020
Vested benefit obligations	Ps.	556,619	Ps.	376,122	Ps.	932,741
Unvested benefit obligations		2,077,506		266,153		2,343,659
Defined benefit obligations		2,634,125		642,275		3,276,400
Fair value of plan assets		909,324		286,425		1,195,749
Underfunded status of the plans	Ps.	1,724,801	Ps.	355,850	Ps.	2,080,651
Post-employment benefit liability	Ps.	1,724,801	Ps.	355,850	Ps.	2,080,651

The components of net periodic pensions and seniority premiums cost for the years ended December 31, consisted of the following:

	2021		2020
Service cost	Ps.	175,648	Ps.	148,987
Interest cost		193,313		187,470
Prior service cost for plan amendments		(40,124)		40,542
Interest on plan assets		(69,546)		(84,973)
Net periodic cost	Ps.	259,291	Ps.	292,026

The Group’s defined benefit obligations, plan assets, funded status and balances in the consolidated statements of financial position as of December 31, 2021 and 2020, associated with post-employment benefits, are presented as follows:

			Seniority
	Pensions		Premiums		2021		2020
Defined benefit obligations:
Beginning of year	Ps.	2,634,125	Ps.	642,275	Ps.	3,276,400	Ps.	2,847,608
Service cost		101,550		74,098		175,648		148,987
Interest cost		146,941		46,372		193,313		187,470
Benefits paid		(157,261)		(64,774)		(222,035)		(221,184)
Remeasurement of post-employment benefit obligations		(243,332)		44,495		(198,837)		272,977
Past service cost		(39,326)		(798)		(40,124)		40,542
End of year		2,442,697		741,668		3,184,365		3,276,400

Fair value of plan assets:
Beginning of year		909,324		286,425		1,195,749		1,379,496
Return on plan assets		52,506		17,040		69,546		84,973
Contributions		—		6,972		6,972		600
Remeasurement on plan assets		84,566		(3,578)		80,988		(71,336)
Benefits paid		(67,504)		(15,066)		(82,570)		(197,984)
End of year		978,892		291,793		1,270,685		1,195,749
Unfunded status of the plans	Ps.	1,463,805	Ps.	449,875	Ps.	1,913,680	Ps.	2,080,651

The changes in the net post-employment liability in the consolidated statements of financial position as of December 31, 2021 and 2020, are as follows:

			Seniority
	Pensions		Premiums		2021		2020

Net post-employment liability at beginning of year	Ps.	1,724,801	Ps.	355,850	Ps.	2,080,651	Ps.	1,468,112
Net periodic cost		156,659		102,632		259,291		292,026
Contributions		—		(6,972)		(6,972)		(600)
Remeasurement of post-employment benefits		(327,898)		48,073		(279,825)		344,313
Benefits paid		(89,757)		(49,708)		(139,465)		(23,200)
Net post-employment liability at end of year	Ps.	1,463,805	Ps.	449,875	Ps.	1,913,680	Ps.	2,080,651

The post-employment benefits as of December 31, 2021 and 2020, and remeasurements adjustments for the years ended December 31, 2021 and 2020, are summarized as follows:

	2021		2020
Pensions:
Defined benefit obligations	Ps.	2,442,697	Ps.	2,634,125
Plan assets		978,892		909,324
Unfunded status of plans		1,463,805		1,724,801
Remeasurements adjustments (1)		(327,898)		250,283

Seniority premiums:
Defined benefit obligations	Ps.	741,668	Ps.	642,275
Plan assets		291,793		286,425
Unfunded status of plans		449,875		355,850
Remeasurements adjustments (1)		48,073		94,030

(1)	On defined benefit obligations and plan assets.

Pensions and Seniority Premiums Plan Assets

The plan assets are invested according to specific investment guidelines determined by the technical committees of the pension plan and seniority premiums trusts and in accordance with actuarial computations of funding requirements. These investment guidelines require a minimum investment of 30% of the plan assets in fixed rate instruments, or mutual funds comprised of fixed rate instruments. The plan assets that are invested in mutual funds are all rated “AA” or “AAA” by at least one of the main rating agencies. These mutual funds vary in liquidity characteristics ranging from one day to one month. The investment goals of the plan assets are to preserve principal, diversify the portfolio, maintain a high degree of liquidity and credit quality, and deliver competitive returns subject to prevailing market conditions. Currently, the plan assets do not engage in the use of financial derivative instruments. The Group’s target allocation in the foreseeable future is to maintain approximately 30% in equity securities and 70% in fixed rate instruments.

The weighted average asset allocation by asset category as of December 31, 2021 and 2020, was as follows:

	2021	2020
Equity securities (1)	32.7%	28.8%
Fixed rate instruments	67.3%	71.2%
Total	100.0%	100.0%

(1)	Included within plan assets at December 31, 2021 and 2020, are shares of the Company held by the trust with a fair value of Ps.119,851 and Ps.101,690, respectively.

The weighted average expected long-term rate of return of plan assets of 7.79% and 6.59% were used in determining net periodic pension cost in 2021 and 2020, respectively. The rate used reflected an estimate of long-term future returns for the plan assets. This estimate was primarily a function of the asset classes (equities versus fixed income) in which the plan assets were invested and the analysis of past performance of these asset classes over a long period of time.

This analysis included expected long-term inflation and the risk premiums associated with equity investments and fixed income investments.

The following table summarizes the Group’s plan assets measured at fair value on a recurring basis as of December 31, 2021 and 2020:

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2021		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Common Stocks (1)	Ps.	119,851	Ps.	119,851	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		115,185		115,185		—		—
Money market securities (3)		726,781		726,781		—		—
Other equity securities		308,868		308,868		—		—
Total investment assets	Ps.	1,270,685	Ps.	1,270,685	Ps.	—	Ps.	—

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2020		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Common Stocks (1)	Ps.	101,690	Ps.	101,690	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		231,837		231,837		—		—
Money market securities (3)		607,658		607,658		—		—
Other equity securities		254,564		254,564		—		—
Total investment assets	Ps.	1,195,749	Ps.	1,195,749	Ps.	—	Ps.	—

(1)	Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. All common stock included in this line item relate to the Company’s CPOs.
(2)	Mutual funds consist of fixed rate instruments. These are valued at the net asset value provided by the administrator of the fund.
(3)	Money market securities consist of government debt securities, which are valued based on observable prices from the new issue market, benchmark quotes, secondary trading and dealer quotes.

The Group did not make significant contributions to its plan assets in 2021 and 2020, and does not expect to make significant contributions to its plan assets in 2022.

The weighted average duration of the defined benefit plans as of December 31, 2021 and 2020, were as follows:

	2021	2020
Seniority Premiums	9.0 years	8.6 years
Pensions	5.1 years	5.7 years

17.Capital Stock and Long-term Retention Plan

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

At December 31, 2021, shares of capital stock and CPOs consisted of (in millions):

		Repurchased	Held by a
	Authorized and	by the	Company’s
	Issued (1)	Company (2)	Trust (3)	Outstanding
Series “A” Shares	121,073.9	—	(6,988.9)	114,085.0
Series “B” Shares	57,046.9	—	(5,583.4)	51,463.5
Series “D” Shares	87,006.6	—	(5,132.9)	81,873.7
Series “L” Shares	87,006.6	—	(5,132.9)	81,873.7
Total	352,134.0	—	(22,838.1)	329,295.9

Shares in the form of CPOs	290,849.7	—	(17,158.6)	273,691.1
Shares not in the form of CPOs	61,284.3	—	(5,679.5)	55,604.8
Total	352,134.0	—	(22,838.1)	329,295.9
CPOs	2,485.9	—	(146.7)	2,339.2

(1)	As of December 31, 2021, the authorized and issued capital stock amounted to Ps.4,836,708 (nominal Ps.2,423,549).
(2)	In connection with a share repurchase program that was approved by the Company’s stockholders and is exercised at the discretion of management. During the year ended December 31, 2021, the Company did not buy any shares under this program. In 2020, the Company repurchased 616.0 million shares, 5.3 million CPOs, in the amount of Ps.195,597. In April 2021, the Company’s stockholders approved the cancellation of 5,173.2 million shares of capital stock in the form of 44.2 million CPOs which were repurchased by the Company in 2019 and 2020 under this program.
(3)	Primarily, in connection with the Company’s LTRP described below.

A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2021 and 2020, is presented as follows (in millions):

	Series “A”	Series “B”	Series “D”	Series “L”	Shares	CPOs
	Shares	Shares	Shares	Shares	Outstanding	Outstanding
As of January 1, 2020	116,223.9	52,852.8	84,083.8	84,083.8	337,244.3	2,402.4
Repurchased (1)	(131.6)	(115.8)	(184.3)	(184.3)	(616.0)	(5.3)
Cancelled and forfeited (2)	(3,097.4)	(1,830.0)	(2,911.3)	(2,911.3)	(10,750.0)	(83.2)
Acquired (2)	(86.0)	(75.6)	(120.3)	(120.3)	(402.2)	(3.4)
Released (2)	110.3	97.1	154.5	154.5	516.4	4.4
As of December 31, 2020	113,019.2	50,928.5	81,022.4	81,022.4	325,992.5	2,314.9
Forfeited (2)	(187.9)	(165.4)	(263.1)	(263.1)	(879.5)	(7.5)
Acquired (2)	(429.8)	(378.2)	(601.7)	(601.7)	(2,011.4)	(17.2)
Released (2)	1,683.5	1,078.6	1,716.1	1,716.1	6,194.3	49.0
As of December 31, 2021	114,085.0	51,463.5	81,873.7	81,873.7	329,295.9	2,339.2

(1)	Repurchased or cancelled by the Company in connection with a share repurchase program.
(2)	Acquired, released, cancelled or forfeited by a Company’s trust in connection with the Company’s Long-Term Retention Plan described below.

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

At December 31, 2021, the restated for inflation tax value of the Company’s common stock was Ps.56,346,582. In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 18).

Long-Term Retention Plan

The Company has adopted a LTRP for the conditional sale of the Company’s capital stock to key Group officers and employees under a special purpose trust.

At the Company’s annual general ordinary stockholders’ meeting held on April 2, 2013, the Company’s stockholders approved that the number of CPOs that may be granted annually under the LTRP shall be up to 1.5% of the capital of the Company. As of December 31, 2021, approximately 11.7 million CPOs or CPO equivalents that were transferred to LTRP participants were sold in the open market during 2019 and 2021. Additional sales will continue to take place during or after 2022.

The special purpose trust created to implement the LTRP as of December 31, 2021 had approximately 194.0 million CPOs or CPO equivalents. This figure is net of approximately 32.3, 4.4 and 52.9 million CPOs or CPO equivalents vested in 2019, 2020 and 2021, respectively. Of the 194.0 million CPOs or CPO equivalents approximately 75.0% are in the form of CPOs and the remaining 25.0% are in the form of Series “A”, Series “B”, Series “D” and Series “L” Shares, not in the form of CPO units. As of December 31, 2021, approximately 116.7 million CPOs or CPO equivalents are held by a company trust and will become vested between 2022 and 2024 at prices ranging from Ps.38.69 to Ps.1.60 per CPO, which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment Operating Income Before Depreciation and Amortization, or OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

During the first half of 2020, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of: (i) 5,526.3 million shares of the Company in the form of 47.2 million CPOs, and 666.9 million Series “A” Shares, not in the form of CPO units, in connection with the cancellation of these shares in the fourth quarter of 2019, which were conditionally sold to certain of the Company’s officers and employees in 2015 and 2016, and (ii) 1,009.7 million shares in the form of 8.6 million CPOs, in connection with forfeited rights under this Plan.

In the fourth quarter of 2020, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of: 3,196.1 million shares in the form of 27.4 million CPOs, and 351.0 million Series “A” Shares, not in the form of CPO units, in connection with forfeited rights under this Plan.

In the third quarter of 2020, the Company recognized as a decrease to the balance of shares repurchased a refund in the amount of Ps.100,000, which was made to the Company in 2019 by the trust for the LTRP.

During the year ended December 31, 2021, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of: (i) 2,011.4 million shares of the Company in the form of 17.2 million CPOs, which were acquired in the amount of Ps.774,073 and (ii) 879.5 million shares of the Company in the form of 7.5 million CPOs, in connection with forfeited rights under this Plan.

During the years ended December 31, 2020 and 2021, the Company made a funding for acquisition of shares in the aggregate amount of Ps.197,000 and Ps.328,500, respectively, to the trust held for the Company’s LTRP.

As of December 31, 2021, the designated Retention Plan trust owned approximately 0.8 million CPOs or CPOs equivalents, which have been reserved to a group of employees, and may be sold at a price at least of Ps.36.52 per CPO, subject to certain conditions, in vesting periods between 2022 and 2023.

The Group has determined its share-based compensation expense (see Note 2 (y)), by using the BSPM at the date on which the stock was conditionally sold to personnel under the Company’s LTRP, on the following arrangements and weighted-average assumptions:

	Long-Term Retention Plan
Arrangements:
Year of grant	2017	2018	2019	2020	2021
Number of CPOs or CPOs equivalent granted	37,000	32,500	72,558	39,200	38,800
Contractual life	3 years	3 years	2.67 years	3 years	3 years

Assumptions:
Dividend yield	0.38%	0.55%	0.82%	1.38%	0.94%
Expected volatility (1)	24.58%	25.38%	30.47%	35.13%	43.74%
Risk-free interest rate	7.04%	7.17%	6.88%	5.74%	5.51%
Expected average life of awards	2.96 years	3.00 years	2.67 years	3.00 years	3.00 years

(1)	Volatility was determined by reference to historically observed prices of the Company’s CPOs.

A summary of the stock conditionally sold to employees under the LTRP as of December 31, is presented below (in Mexican pesos and thousands of CPOs):

	2021		2020
	CPOs or CPOs	Weighted- Average	CPOs or CPOs	Weighted- Average
	Equivalent	Exercise Price	Equivalent	Exercise Price

Long-Term Retention Plan:
Outstanding at beginning of year	160,365	39.36	243,472	65.19
Conditionally sold	38,800	8.62	39,200	6.84
Paid by employees	(8,633)	38.30	—	—
Forfeited	(13,674)	64.96	(122,307)	81.36
Outstanding at end of year	176,858	31.22	160,365	39.36
To be paid by employees at end of year	60,155	52.69	23,361	80.72

As of December 31, 2021 and 2020, the weighted-average remaining contractual life of the stock conditionally sold to employees under the LTRP is 1.28 years and 1.38 years respectively.

In addition to the LTRP, the Company entered into conditional sale contracts with members of its Board of Directors for 1.0 million CPOs in August 2021, and with certain officers of the Group for 7.5 million CPOs in December 2021, with vesting periods of eight months and three years, respectively.

18.	Retained Earnings and Accumulated Other Comprehensive Income

(a)   Retained Earnings:

			Unappropriated		Net Income		Retained
	Legal Reserve		Earnings		for the Year		Earnings
Balance at January 1, 2020	Ps.	2,139,007	Ps.	75,887,132	Ps.	4,626,139	Ps.	82,652,278
Appropriation of net income relating to 2019		—		4,626,139		(4,626,139)		—
Recognized share of income of OCEN (see Note 10)		—		147,975		—		147,975
Sale of repurchased shares		—		(997,174)		—		(997,174)
Cancellation of sale of shares		—		2,764,854		—		2,764,854
Share-based compensation		—		962,806		—		962,806
Net loss for the year 2020		—		—		(1,250,342)		(1,250,342)
Balance at December 31, 2020		2,139,007		83,391,732		(1,250,342)		84,280,397
Appropriation of net income relating to 2020		—		(1,250,342)		1,250,342		—
Dividends		—		(1,053,392)		—		(1,053,392)
Shares cancellation		—		(1,510,290)		—		(1,510,290)
Sale of repurchased shares		—		(1,126,573)		—		(1,126,573)
Cancellation of sale of shares		—		505,357		—		505,357
Share-based compensation		—		1,066,863		—		1,066,863
Net income for the year 2021		—		—		6,055,826		6,055,826
Balance at December 31, 2021	Ps.	2,139,007	Ps.	80,023,355	Ps.	6,055,826	Ps.	88,218,188

In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. As of December 31, 2021 and 2020, the Company’s legal reserve amounted to Ps.2,139,007 for both years, respectively and was classified into retained earnings in consolidated equity. As the legal reserve reached 20% of the capital stock amount, no additional increases were required in 2021, 2020 and 2019. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the Company’s stockholders.

In April 2019, the Company’s stockholders approved for the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D” and “L” Shares, not in the form of a CPO, which was paid in May 2019, in the aggregate amount of Ps.1,066,187 (see Note 17).

In April 2020, to further maximize liquidity and as a precautionary measure, the Company’s Board of Directors did not propose the payment of a 2020 dividend for approval of the Company’s general stockholders’ meeting held on April 28, 2020.

In April 2021, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2021, in the aggregate amount of Ps.1,053,392.

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

As of December 31, 2021, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican income tax amounted to Ps.81,346,875.

(b)   Accumulated Other Comprehensive Income:

									Exchange		Remeasurement		Derivative		Share of
							Warrants		Differences on		of Post-		Financial		Income (Loss)
			Other				Exercisable for		Translating		Employment		Instruments		of Associates
	Open-Ended		Equity		Other Financial		Common Stock		Foreign		Benefit		Cash Flow		and Joint
Changes	Fund		Instruments		Assets		of UHI		Operations		Obligations		Hedges		Ventures		Income Tax		Total
Accumulated at January 1, 2020	Ps.	2,429,283	Ps.	991,902	Ps.	—	Ps.	(1,703,056)	Ps.	734,676	Ps.	(1,010,132)	Ps.	(545,363)	Ps.	(75,415)	Ps.	498,556	Ps.	1,320,451
Changes in other comprehensive income		(904,423)		(353,496)		—		(21,899,164)		115,565		(340,319)		(1,370,145)		(61,033)		7,935,716		(16,877,299)
Accumulated at December 31, 2020		1,524,860		638,406		—		(23,602,220)		850,241		(1,350,451)		(1,915,508)		(136,448)		8,434,272		(15,556,848)
Changes in other comprehensive income		(19,718)		(123,359)		—		—		84,232		291,697		1,927,601		245,714		(471,311)		1,934,856
Accumulated at December 31, 2021	Ps.	1,505,142	Ps.	515,047	Ps.	—	Ps.	(23,602,220)	Ps.	934,473	Ps.	(1,058,754)	Ps.	12,093	Ps.	109,266	Ps.	7,962,961	Ps.	(13,621,992)

19.	Non-controlling Interests

Non-controlling interests as of December 31, 2021 and 2020, consisted of:

	2021		2020
Capital stock	Ps.	1,100,312	Ps.	1,102,334
Additional paid-in capital		2,986,354		2,986,360
Legal reserve		215,736		216,071
Retained earnings from prior years (1) (2) (3) (4)		9,649,348		8,483,413
Net income for the year		1,298,959		1,553,166
Accumulated other comprehensive income (loss):
Cumulative result from foreign currency translation		174,598		166,275
Remeasurement of post-employment benefit obligations on defined benefit plans		(18,905)		(10,595)
	Ps.	15,406,402	Ps.	14,497,024

(1)	In 2021, 2020 and 2019, the holding companies of the Sky segment paid a dividend to its equity owners in the aggregate amount of Ps.750,000, Ps.2,750,000 and Ps.3,800,000, respectively, of which Ps.309,174, Ps.1,134,808 and Ps.1,570,659, respectively, were paid to its non-controlling interests.
(2)	In 2021, Publicidad Virtual, S.A. de C.V. paid a dividend to its equity owners in the aggregate amount of Ps.40,000, of which Ps.19,600 was paid to its non-controlling interests.
(3)	In 2020, the stockholders of Pantelion approved the payment of a dividend in the amount of Ps.394,269, of which Ps.193,192 was paid to for its non-controlling interests.
(4)	In 2020, the stockholders of Radiópolis approved the payment of a dividend in the amount of Ps.650,346, of which Ps.325,173 was paid to its non-controlling interests.

Amounts of consolidated current assets, non-current assets, current liabilities and non-current liabilities of Empresas Cablevisión and Sky as of December 31, 2021 and 2020, are set forth as follows:

	Empresas Cablevisión				Sky
	2021		2020		2021		2020
Assets:
Current assets	Ps.	6,653,310	Ps.	6,046,592	Ps.	5,689,494	Ps.	6,632,763
Non-current assets		24,099,561		22,499,913		19,590,056		18,515,500
Total assets		30,752,871		28,546,505		25,279,550		25,148,263

Liabilities:
Current liabilities		5,755,703		5,267,184		3,685,208		5,182,302
Non-current liabilities		4,308,115		3,943,909		7,041,237		5,967,680
Total liabilities		10,063,818		9,211,093		10,726,445		11,149,982
Net assets	Ps.	20,689,053	Ps.	19,335,412	Ps.	14,553,105	Ps.	13,998,281

Amounts of consolidated net sales, net income and total comprehensive income of Empresas Cablevisión and Sky for the years ended December 31, 2021 and 2020, are set forth as follows:

	Empresas Cablevisión				Sky
	2021		2020		2021		2020
Net sales	Ps.	16,849,160	Ps.	15,906,914	Ps.	22,026,616	Ps.	22,134,943
Net-income		1,135,053		1,828,000		1,281,472		1,848,374
Total comprehensive income		1,134,181		1,820,135		1,304,822		1,864,408

As of December 31, 2020, the Group did not have dividends payable.

Amounts of consolidated summarized cash flows of Sky and Empresas Cablevisión for the years ended December 31, 2021 and 2020, are set forth as follows:

	Empresas Cablevisión				Sky
	2021		2020		2021		2020
Cash flows from operating activities	Ps.	5,594,662	Ps.	3,959,679	Ps.	6,004,261	Ps.	8,645,025
Cash flows used in investing activities		(5,144,521)		(5,824,827)		(5,236,815)		(5,547,152)
Cash flows (used in) from financing activities		(740,046)		2,104,416		(1,350,432)		(6,392,614)
Net (decrease) increase in cash and cash equivalents	Ps.	(289,905)	Ps.	239,268	Ps.	(582,986)	Ps.	(3,294,741)

20.	Transactions with Related Parties

The principal transactions carried out by the Group with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, for the years ended December 31, 2021, 2020 and 2019, were as follows:

	2021		2020		2019
Revenues, other income and interest income:
Royalties (Univision) (a)	Ps.	8,548,036	Ps.	8,155,338	Ps.	7,527,364
Programming production and transmission rights (b)		738,650		707,247		485,157
Telecom services (c)		57,759		97,754		71,979
Administrative services (d)		7,371		13,561		20,598
Advertising (e)		10,417		36,385		151,296
Interest income (f)		49,736		64,809		83,625
	Ps.	9,411,969	Ps.	9,075,094	Ps.	8,340,019
Costs and expenses:
Donations	Ps.	26,606	Ps.	26,729	Ps.	26,285
Administrative services (d)		19,410		1,529		24,899
Technical services (g)		295,915		459,960		465,250
Programming production, transmission rights and telecom (h)		787,487		674,270		666,312
	Ps.	1,129,418	Ps.	1,162,488	Ps.	1,182,746

(a)	The Group receives royalties from Univision for programming provided pursuant to an amended PLA, pursuant to which Univision has the right to broadcast certain Televisa content in the United States for a term that commenced on January 1, 2011 to end 7.5 years after the Group has sold two-thirds of its initial investment in UHI made in December 2010. The amended PLA includes a provision for certain yearly minimum guaranteed advertising, with a value of U.S.$35.1 million (Ps.712,417), U.S.$42.6 million (Ps.909,159) and U.S.$32.3 million (Ps.625,410), for the fiscal years 2021, 2020 and 2019, respectively, to be provided by Univision, at no cost, for the promotion of certain Group businesses. This advertising does not have commercial substance for the Group, as it is related to activities that are considered ancillary to Group’s normal operations in the United States. The Group received these royalties through January 31, 2022, as a result of the Transaction with UH II, which was closed on that date (see Notes 3, 9, 10 and 30).
(b)	Services rendered to Univision in 2021, 2020 and 2019.
(c)	Services rendered to a subsidiary of AT&T, Inc. (“AT&T”) in 2021, 2020 and 2019, and Univision in 2021.

(d)	The Group receives revenue from and is charged by affiliates for various services, such as: property and equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses.
(e)	Advertising services rendered to Univision in 2021, OCEN and Univision in 2020, OCEN, Univision and Editorial Clío, Libros y Videos, S.A. de C.V. (“Editorial Clío”) in 2019.
(f)	Includes mainly interest income from GTAC.
(g)	In 2021, 2020 and 2019, Sky received services from a subsidiary of AT&T, Inc. for play-out, uplink and downlink of signals.
(h)	Paid mainly to Univision and GTAC in 2021, 2020 and 2019. The Group pays royalties to Univision for programming provided pursuant to a Mexico License Agreement, under which the Group has the right to broadcast certain Univision content in Mexico for the same term as that of the PLA. The Group paid these royalties through January 31, 2022, as a result of the Transaction with UH II, which was closed on that date (see Notes 3, 9, 10 and 30). It also includes payments by telecom services to GTAC in 2021, 2020 and 2019. In 2021, includes payments by transmission rights to AT&T.

Other transactions with related parties carried out by the Group in the normal course of business include the following:

(1)	A consulting firm controlled by a relative of one of the Company’s directors, has provided consulting services and research in connection with the effects of the Group’s programming on its viewing audience. Total fees for such services during 2021, 2020 and 2019 amounted to Ps.19,983, Ps.19,433 and Ps.19,758, respectively.
(2)	Two Mexican banks have made loans to the Group. Some members of the Company’s Board serve as Board members of these banks.
(3)	Several other current members of the Company’s Board serve as members of the Boards and/or are stockholders of other companies, some of which purchased advertising services from the Group in connection with the promotion of their respective products and services.
(4)	During 2021, 2020 and 2019, a professional services firm in which the current Secretary of the Company´s Board maintains an interest, provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.57,925, Ps.52,848 and Ps.34,603, respectively.
(5)	During 2021, 2020 and 2019, a professional services firm in which two current directors of the Company maintain an interest provided finance advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.20,006, Ps.121,789 and Ps.20,554, respectively.
(6)	In 2021, 2020 and 2019, the Group entered into contracts leasing office space directly or indirectly from certain of our directors and officers for an aggregate annual amount of Ps.34,478, Ps.32,784 and Ps.29,613, respectively.

During 2021, 2020 and 2019, the Group paid to its directors, alternate directors and officers an aggregate compensation of Ps.1,115,354, Ps.936,794 and Ps.869,556, respectively, for services in all capacities. This compensation included certain amounts related to the use of assets and services of the Group, as well as travel expenses reimbursed to directors and officers. Projected benefit obligations related to the Group’s directors, alternate directors and officers amounted to Ps.212,310, Ps.196,584 and Ps.170,856  as of December 31, 2021, 2020 and 2019, respectively. Cumulative contributions made by the Group to the pension and seniority premium plans on behalf of these directors and officers amounted to Ps.76,241, Ps.71,744 and Ps.82,768 as of December 31, 2021, 2020 and 2019, respectively. In addition, the Group has made conditional sales of the Company’s CPOs to its directors and officers under the LTRP.

In 2015, the Group established a deferred compensation plan for certain officers of its Cable segment, which was payable in certain revenue and EBITDA targets (as defined) of a five-year plan were met. The present value of this long-term employee benefit obligation as of December 31, 2020 and 2019 amounted to Ps.1,224,000 and Ps.1,258,013, respectively, and the related service net cost for the years ended December 31, 2020 and 2019, amounted to Ps.225,804 and Ps.199,195, respectively. In 2020 and 2019, the Group made contributions to a trust (plan assets) for funding this deferred compensation in the aggregate amount of Ps.435,500 and Ps.700,000, respectively. In 2020, the Group paid an amount of Ps.470,000, related to this deferred compensation plan. The deferred compensation liability, net of related plan assets, amounted to Ps.1,208 and Ps.199,726 as of December 31, 2020 and 2019, respectively, and was presented in other current liabilities and other long-term liabilities in the Group’s consolidated statements of financial position as of those dates. The related expense was classified in other expense in the Group’s consolidated statements of income (see Note 22). In March 2021, the Group made a final payment of Ps.1,107,658, related to this deferred compensation plan, which amount was funded by plan assets.

In 2021, the Group established a new deferred compensation plan for certain key officers of its Cable segment, which will be payable if certain revenue and EBITDA targets (as defined) of a five-year plan are met. The present value of this long-term employee benefit obligation as of December 31, 2021, amounted to Ps.207,640 and was presented in other long-term liabilities in the Group’s consolidated statement of financial position as of that date, and the net cost of related services for the year ended December 31, 2021, amounted to Ps.207,640, and was classified in other expense in the Group’s consolidated statement of income for the year ended on that date.

The balances of receivables and payables between the Group and related parties as of December 31, 2021 and 2020, were as follows:

	2021		2020
Current receivables:
UH II in 2021 and UHI in 2020, including Univision (1)	Ps.	819,355	Ps.	692,282
OCEN		—		34,137
Editorial Clío		337		2,308
Other		55,160		58,225
	Ps.	874,852	Ps.	786,952
Current payables:
AT&T	Ps.	54,598	Ps.	32,310
Other		27,472		50,697
	Ps.	82,070	Ps.	83,007

(1)	As of December 31, 2021 and 2020, receivables from UH II and UHI related primarily to the PLA amounted to Ps.819,355 and Ps.692,282, respectively. Through December 29, 2020, the Group recognized a provision associated with a consulting arrangement entered into by the Group, UHI and an entity controlled by the former chairman of the Board of Directors of UHI, by which upon consummation of a qualified initial public offering of the shares of UHI or an alternative exit plan for the main current investors in UHI, the Group would pay the entity a portion of a defined appreciation in excess of certain preferred returns and performance thresholds of UHI. In connection with the sale of shares by the former control stockholders of UHI, which was concluded on December 29, 2020, and the dissolution of the special-purpose entity for this arrangement, the Company cancelled this provision on that date, and recognized a non-cash other income in the amount of Ps.691,221 in the statement of income for the year ended December 31, 2020 (see Note 22).

All significant account balances included in amounts due from affiliates bear interest, in 2021 and 2020, average interest rates of 6.6% and 6.9% were charged, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.

Customer deposits and advances as of December 31, 2021 and 2020, included deposits and advances from affiliates and other related parties, in an aggregate amount of Ps.146,354 and Ps.119,736, respectively, which were primarily made by UH II and UHI, including Univision.

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

The amounts of depreciation, amortization and other amortization included in cost of sales, selling expenses and administrative expenses for the years ended December 31, 2021, 2020 and 2019, were as follows:

	2021		2020		2019

Cost of sales	Ps.	17,461,411	Ps.	16,775,214	Ps.	16,035,227
Selling expenses		979,783		1,473,940		1,695,616
Administrative expenses		3,306,319		3,392,496		3,809,379
	Ps.	21,747,513	Ps.	21,641,650	Ps.	21,540,222

The amounts of expenses related to IFRS 16 included in cost of sales, selling expenses and administrative expenses for the year ended December 31, 2021, were as follows:

	2021
Expenses relating to variable lease payment not included in the measurement of the lease liability	Ps.	241,268
Expenses relating to short-term leases and leases of low-value assets		196,902
Total	Ps.	438,170

Expenses related to short-term employee benefits, share-based compensation and post-employment benefits and incurred by the Group for the years ended December 31, 2021, 2020 and 2019, were as follows:

	2021		2020		2019
Short-term employee benefits	Ps.	19,035,899	Ps.	17,921,266	Ps.	16,821,651
Other short-term employee benefits		1,711,945		1,396,804		1,210,671
Share-based compensation		1,088,413		984,356		1,129,644
Post-employment benefits		259,291		292,026		259,064
	Ps.	22,095,548	Ps.	20,594,452	Ps.	19,421,030

22.	Other Income or Expense, Net

Other income (expense) for the years ended December 31, 2021, 2020 and 2019, is analyzed as follows:

	2021		2020		2019
Net gain on disposition of OISE/OCEN (1)	Ps.	4,547,029	Ps.	—	Ps.	—
Net gain on disposition of Radiópolis (2)		—		932,449		—
Net gain on disposition of investments		—		—		627
Donations (see Note 20)		(27,701)		(62,155)		(27,786)
Legal and financial advisory and professional services (3)		(683,311)		(534,448)		(353,937)
Accrued expense related to the disposal of the Content business and other net assets (see Notes 3 and 30)		(530,000)		—		—
Gain (loss) on disposition of property and equipment		45,921		57,949		(158,658)
Deferred compensation (see Note 20) (4)		(207,640)		(225,804)		(199,195)
Dismissal severance expense (5)		(312,337)		(273,281)		(533,233)
Surcharges for payments of taxes of prior years (6)		(400,641)		—		—
Impairment adjustments (7)		(97,293)		(40,803)		(67,574)
Income for cash reimbursement received from Imagina (8)		—		167,619		—
Interest income for recovered Asset Tax from prior years		—		—		139,995
Other, net		53,981		212,102		(116,826)
	Ps.	2,388,008	Ps.	233,628	Ps.	(1,316,587)

(1)	In 2021, included a payment in cash on disposal of OISE/OCEN in the amount of Ps.4,806,549 (see Note 3).
(2)	In 2020, included a pretax gain on disposal of Radiópolis, the Group’s former Radio business in the amount of Ps.932,449 (see Note 3).
(3)	Includes primarily advisory and professional services in connection with certain litigation, financial advisory, and other matters (see Notes 3 and 20).
(4)

Includes the service cost of long-term deferred compensation plans for certain officers of the Group’s Cable segment, which payment becomes payable when certain financial targets (as defined in the plans) are met.

(5)

Includes severance expense in connection with the dismissals of personnel, as a part of a continued cost reduction plan. In 2019 includes Ps.150,000 related to an accrual for restructuring certain administrative areas in the first quarter of 2020.

(6)	Surcharges resulting from payments made in 2021 by three companies in the Group’s Cable, Sky and Content segments for income taxes of prior years.
(7)	In 2021 and 2020, includes impairment adjustments in connection with long-lived assets in the Group’s Other Business segment (see Note 13).
(8)

In the second quarter of 2020, the Company received a cash reimbursement from Imagina Media Audiovisual, S.L. (“Imagina”), in connection with a legal outcome that was favorable to Imagina, a former associate of the Company.

23.	Finance Expense, Net

Finance (expense) income, net, for the years ended December 31, 2021, 2020 and 2019, included:

	2021		2020		2019
Interest expense (1)	Ps.	(9,135,531)	Ps.	(10,482,168)	Ps.	(10,402,021)
Other finance expense, net (2)		(1,183,180)		—		(873,177)
Foreign exchange loss, net (4)		(2,050,096)		—		—
Finance expense		(12,368,807)		(10,482,168)		(11,275,198)
Interest income (3)		620,222		1,132,935		1,529,112
Other finance income, net (2)		—		89,323		—
Foreign exchange gain, net (4)		—		3,004,934		935,291
Finance income		620,222		4,227,192		2,464,403
Finance expense, net	Ps.	(11,748,585)	Ps.	(6,254,976)	Ps.	(8,810,795)

(1)

In 2021, 2020 and 2019, interest expense included interest related to lease liabilities that were recognized in accordance with the guidelines of IFRS 16, in the aggregate amount of Ps.445,979, Ps.426,672 and Ps.426,541, respectively (see Notes 2 and 14).

(2)	In 2021, 2020 and 2019, other finance income or expense, net, included fair value gain or loss from derivative financial instruments (see Note 15), and in 2019, also included a loss from changes in fair value from other financial instruments.
(3)	In 2021, 2020 and 2019, included primarily interest income from cash equivalents.
(4)	In 2021, 2020 and 2019, foreign exchange gain or loss, net, included: (i) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary liability position, excluding designated hedging long-term debt of the Group’s investments in UH II, UHI and Open-Ended Fund, during the years ended December 31, 2021, 2020 and 2019; and (ii) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary asset position during the years ended December 31, 2021, 2020 and 2019 (see Notes 2 (e), 4 and 14). The exchange rate of the Mexican peso against the U.S. dollar as of December 31, 2021, 2020 and 2019 was of Ps.20.5031, Ps.19.9493 and Ps.18.8838, respectively.

24.	Income Taxes

The income tax expense (benefit) for the years ended December 31, 2021, 2020 and 2019 was comprised of:

	2021		2020		2019
Income taxes, current (1)	Ps.	6,376,268	Ps.	6,802,510	Ps.	5,267,157
Income taxes, deferred		369,510		(1,574,610)		(2,598,712)
	Ps.	6,745,778	Ps.	5,227,900	Ps.	2,668,445

(1)	The current income tax of Mexican companies payable in Mexico represented 96%, 93% and 95% of total current income taxes in 2021, 2020 and 2019, respectively.

The Mexican corporate income tax rate was 30% in 2021, 2020 and 2019, and will be 30% in 2022.

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

The income tax payable as of December 31, 2021 and 2020, in connection with the 2014 Tax Reform, is as follows:

	2021		2020
Tax losses of subsidiaries, net	Ps.	771,873	Ps.	1,759,301
Less: Current portion (a)		667,048		992,186
Non-current portion (b)	Ps.	104,825	Ps.	767,115

(a)	Accounted for as current income taxes payable in the consolidated statement of financial position as of December 31, 2021 and 2020.
(b)	Accounted for as non-current income taxes payable in the consolidated statement of financial position as of December 31, 2021 and 2020.

Maturities of income tax payable as of December 31, 2021, in connection with the 2014 Mexican Tax Reform, are as follows:

2022	Ps.	667,048
2023		104,825
	Ps.	771,873

The following items represent the principal differences between income taxes computed at the statutory rate and the Group’s provision for income taxes.

	%	%	%
	2021	2020	2019
Statutory income tax rate	30	30	30
Differences between accounting and tax bases, including tax inflation gain that is not recognized for accounting purposes	20	25	5
Asset tax	—	—	(2)
Tax loss carryforwards	4	7	(13)
2014 Tax Reform	—	—	1
Foreign operations	(1)	(2)	8
Disposition of investments	(3)	—	3
Disposition of Radiópolis	—	3	—
Share of income in associates and joint ventures, net	6	2	(2)
(Reversal of impairment loss) Impairment loss in investment in shares of UHI	(8)	30	—
Effective income tax rate	48	95	30

The Group has recognized the benefits from tax loss carryforwards of Mexican companies in the Group as of December 31, 2021 and 2020. The years of expiration of tax loss carryforwards as of December 31, 2021, are as follows:

	Tax Loss
	Carryforwards
	for Which
	Deferred Taxes
Year of Expiration	Were Recognized
2022	Ps.	79,295
2023		9,883
2024		325,535
2025		8,817,805
2026		7,076,201
Thereafter		7,878,620
	Ps.	24,187,339

As of December 31, 2021, tax loss carryforwards of Mexican companies in the Group for which deferred tax assets were not recognized amounted to Ps.8,318,914, and will expire between 2022 and 2031.

During 2021, 2020 and 2019, certain Mexican subsidiaries utilized operating tax loss carryforwards in the amounts of Ps.2,618,821, Ps.6,160,740 and Ps.6,457,550, respectively.

In addition to the tax loss carryforwards of Mexican companies in the Group referred as of December 31, 2021, the Group has tax loss carryforwards derived from the disposal in 2014 of its former investment in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”) in the amount of Ps.13,818,831. As of December 31, 2021, tax loss carryforwards derived from this disposal for which deferred taxes were recognized amounted to Ps.13,818,831, and will expire in 2025.

As of December 31, 2021, tax loss carryforwards of subsidiaries in South America, the United States, and Europe amounted to Ps.2,934,613, and will expire between 2022 and 2037.

The deferred income taxes as of December 31, 2021 and 2020, were principally derived from the following temporary differences and tax loss carryforwards:

	2021		2020

Assets:
Accrued liabilities	Ps.	7,128,606	Ps.	6,219,312
Loss allowance		946,559		1,235,658
Customer advances		1,854,424		1,600,334
Derivative financial instruments		615		972,991
Property, plant and equipment, net		3,704,746		2,084,550
Prepaid expenses and other items		4,508,914		5,868,717
Tax loss carryforwards:
Operating		6,240,930		5,481,738
Capital (1)		5,160,921		5,767,847
Tax credit carryforward (2)		5,738,832		—

Liabilities:
Investments		(1,733,507)		(729,910)
Intangible assets and transmission rights		(2,807,484)		(2,549,784)
Deferred income tax assets of Mexican companies		30,743,556		25,951,453
Deferred income tax assets of certain foreign subsidiaries		218,983		261,929
Deferred income tax assets, net	Ps.	30,962,539	Ps.	26,213,382

(1)	Net of the benefit from tax loss carryforwards derived from the disposal in 2014 of the Group’s investment in GSF, in the amount of Ps.4,145,649 and Ps.4,668,717 in 2021 and 2020, respectively.
(2)	Tax credit carryforward derived from a capital reduction made by one of the Company´s subsidiaries in December 2021, which can be credited in a three-year period in accordance with applicable tax law.

The deferred tax assets are in tax jurisdictions in which the Group considers that based on financial projections of its cash flows, results of operations and synergies between subsidiaries, will generate taxable income in subsequent periods.

The gross roll-forward of deferred income tax assets, net, is as follows:

	2021		2020
At January 1	Ps.	26,213,382	Ps.	17,132,915
Statement of (expense charge) income credit		(369,510)		1,574,610
Other comprehensive income (“OCI”) credit		(619,304)		7,528,693
Tax credit		5,738,832		—
Reserve for low value		(861)		—
Disposed operations		—		(22,836)
At December 31	Ps.	30,962,539	Ps.	26,213,382

The roll-forward of deferred income tax assets and liabilities for the year 2021, was as follows:

			Credit (Charge)		Credit (Charge)		Credit
			to Consolidated		to OCI and		(Charge)
	At January 1,		Statement of		Retained		to Other		At December 31,
	2021		Income		Earnings		Accounts		2021
Assets:
Accrued liabilities	Ps.	6,219,312	Ps.	909,294	Ps.	—	Ps.	—	Ps.	7,128,606
Loss allowance		1,235,658		(289,099)		—		—		946,559
Customer advances		1,600,334		254,090		—		—		1,854,424
Derivative financial instruments		972,991		(394,096)		(578,280)		—		615
Property, plant and equipment, net		2,084,550		1,620,196		—		—		3,704,746
Prepaid expenses and other items		5,868,717		(1,274,995)		(83,947)		(861)		4,508,914
Tax loss carryforwards		11,249,585		152,266		—		—		11,401,851
Deferred income tax assets of foreign subsidiaries		261,929		(42,946)		—		—		218,983
Tax Credit		—		—		—		5,738,832		5,738,832

Liabilities:
Investments		(729,910)		(1,046,520)		42,923		—		(1,733,507)
Intangible assets and transmission rights		(2,549,784)		(257,700)		—		—		(2,807,484)
Deferred income tax assets, net	Ps.	26,213,382	Ps.	(369,510)	Ps.	(619,304)	Ps.	5,737,971	Ps.	30,962,539

The roll-forward of deferred income tax assets and liabilities for the year 2020, was as follows:

			Credit (Charge)		Credit (Charge)
			to Consolidated		to OCI and
	At January 1,		Statement of		Retained		Disposed		At December 31,
	2020		Income		Earnings		Operations		2020
Assets:
Accrued liabilities	Ps.	4,352,021	Ps.	1,867,291	Ps.	—	Ps.	—	Ps.	6,219,312
Loss allowance		1,550,482		(314,824)		—		—		1,235,658
Customer advances		1,499,462		100,872		—		—		1,600,334
Derivative financial instruments		273,210		288,737		411,044		—		972,991
Property, plant and equipment, net		1,650,860		433,690		—		—		2,084,550
Prepaid expenses and other items		3,700,673		2,087,586		103,294		(22,836)		5,868,717
Tax loss carryforwards		13,025,006		(1,516,219)		(259,202)		—		11,249,585
Deferred income tax assets of foreign subsidiaries		163,747		98,182		—		—		261,929

Liabilities:
Investments		(6,676,401)		(1,327,066)		7,273,557		—		(729,910)
Intangible assets and transmission rights		(2,406,145)		(143,639)		—		—		(2,549,784)
Deferred income tax assets, net	Ps.	17,132,915	Ps.	1,574,610	Ps.	7,528,693	Ps.	(22,836)	Ps.	26,213,382

The tax (charge) credit relating to components of other comprehensive income is as follows:

	2021
			Tax (Charge)
	Before Tax		Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	279,825	Ps.	(83,947)	Ps.	195,878
Exchange differences on translating foreign operations		92,555		151,555		244,110
Derivative financial instruments cash flow hedges		1,927,601		(578,280)		1,349,321
Open-Ended Fund		(19,718)		5,915		(13,803)
Other equity instruments		(123,359)		37,008		(86,351)
Share of income or loss of associates and joint ventures		245,714		—		245,714
Other comprehensive loss	Ps.	2,402,618	Ps.	(467,749)	Ps.	1,934,869
Current tax			Ps.	151,555
Deferred tax				(619,304)
			Ps.	(467,749)

	2020
			Tax (Charge)
	Before Tax		Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	(344,313)	Ps.	103,294	Ps.	(241,019)
Exchange differences on translating foreign operations		133,522		408,221		541,743
Derivative financial instruments cash flow hedges		(1,370,145)		411,044		(959,101)
Warrants exercised for common stock of UHI		(21,899,164)		6,639,400		(15,259,764)
Open-Ended Fund		(904,423)		268,906		(635,517)
Other equity instruments		(353,496)		106,049		(247,447)
Share of loss of associates and joint ventures		(61,033)		—		(61,033)
Other comprehensive loss	Ps.	(24,799,052)	Ps.	7,936,914	Ps.	(16,862,138)
Current tax			Ps.	408,221
Deferred tax				7,528,693
			Ps.	7,936,914

	2019
			Tax (Charge)
	Before Tax		Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	(247,092)	Ps.	74,128	Ps.	(172,964)
Remeasurement of post-employment benefit obligations of assets held for sale		(3,445)		1,033		(2,412)
Exchange differences on translating foreign operations		(98,422)		(101,323)		(199,745)
Derivative financial instruments cash flow hedges		(1,521,912)		456,574		(1,065,338)
Warrants exercisable for common stock of UHI		257,306		(77,192)		180,114
Open-Ended Fund		(351,202)		112,590		(238,612)
Other equity instruments		(794,624)		238,387		(556,237)
Other financial assets		111		(33)		78
Share of loss of associates and joint ventures		(236,159)		—		(236,159)
Other comprehensive loss	Ps.	(2,995,439)	Ps.	704,164	Ps.	(2,291,275)
Current tax			Ps.	(449,933)
Deferred tax				1,154,097
			Ps.	704,164

The Group does not recognize deferred income tax liabilities related to its investments in certain associates and joint ventures, as either (i) the Group is able to control the timing of the reversal of temporary differences arising from these investments, and it is probable that these temporary differences will not reverse in the foreseeable future or (ii) no temporary difference arises due to the application of Mexican income tax law. As of December 31, 2021 and 2020, the deferred tax liabilities in connection with the Group’s investment in PDS amounted to an aggregate of Ps.44,945 and Ps.44,820, respectively. In 2019 included primarily the investment in UHI (see Note 10).

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

In December 2021, the Mexican Federal Congress approved minimum amendments to the Income Tax Law, Value Added Tax Law, Special Tax on Production and Services Law, and Federal Tax Code as part of the Economic Plan for 2022. These amendments do not propose the addition of new taxes or increases to the existing ones. With respect to the Income Tax Law, a new simplified regime applicable to individuals and corporations was added. This new regime applies under certain conditions and is based on cash flow received and paid. With respect to the Value Added Tax Law, a few modifications were included such as the concept of non-subject activities. Most of the reforms were made to the Federal Tax Code, the most relevant of which are: (i) several cases where the Certificate of Digital Signature can be canceled or restricted to the taxpayer were included, this certificate is used to issue invoices; (ii) the definition of resident was modified; (iii) new requirements were added or modified regarding the procedure to perform a split or a merger to ensure that any splits or mergers are done for a business reason; and (iv) new information has to be added in invoices and the time for canceling them was limited for certain period.

2021 Labor Reform

In April 2021, the Mexican Congress approved modifications to various laws in connection with outsourcing structures, including the Income Tax law, VAT Law, and the Labor Law (the “2021 Labor Reform”). Outsourcing is defined as a Mexican entity contracting with a related or unrelated legal entity/individual for services and the employees of the service provider are at the disposition and benefit of the service recipient. The most significant modifications to outsourcing included in the 2021 Labor Reform are the following:

•

The 2021 Labor Reform, generally, prohibits outsourcing activities. An exception was created to allow for the rendering of specialized services or the execution of special projects that are not within the business purpose stated in the formation documents or are no part of the primary economic activity of the service recipient (“Specialized Services”) so long as the service provided is duly registered. Entities that will provide Specialized Services must comply with a new registration procedure with the Mexican Ministry of Labor. The registry will be made public.

•

The employee profit sharing obligation are capped at an amount per employee. The maximum employee profit sharing payable will be the higher of a three-months’ salary or the average employee profit sharing received over the last three years.

•

Significant penalties apply to entities that do not comply with the outsourcing limitations, including potential characterization as tax fraud. Payments for outsourcing will not be deductible for income tax purposes unless they qualify as Specialized Services and comply with all relevant formalities. Payments that are not deductible for the Income Tax law will also not be creditable for purposes of the VAT Law. The tax law changes became effective on September 1, 2021.

During 2021, the Group’s management analyzed the effects of these changes on its Mexican operations, made the changes prescribed by the 2021 Labor Reform, including the transfer of employees among companies in the Group, and established controls to comply with the modifications to the various laws.

25.	Earnings per CPO/Share

At December 31, 2021 and 2020, the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2021	2020
Total Shares	327,524,800	330,685,559
CPOs	2,326,366	2,351,464
Shares not in the form of CPO units:
Series “A” Shares	55,339,297	55,563,596
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

Basic earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2021, 2020 and 2019, are presented as follows:

	2021				2020				2019
			Per				Per				Per
	Per CPO		Share (*)		Per CPO		Share (*)		Per CPO		Share (*)
Net (loss) income attributable to stockholders of the Company	Ps.	2.17	Ps.	0.02	Ps.	(0.44)	Ps.	0.00	Ps.	1.60	Ps.	0.01

(*) Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.

Diluted earnings per CPO and per Share attributable to stockholders of the Company calculated in connection with CPOs and shares in the LTRP, are as follows:

	2021	2020
Total Shares	352,134,036	352,237,926
CPOs	2,485,895	2,486,783
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

Diluted earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2021, 2020 and 2019, are presented as follows:

	2021				2020				2019
	Per		Per		Per		Per		Per		Per
	CPO		Share (*)		CPO		Share (*)		CPO		Share (*)
Net (loss) income attributable to stockholders of the Company	Ps.	2.01	Ps.	0.02	Ps.	(0.41)	Ps.	0.00	Ps.	1.53	Ps.	0.01

(*) Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.

26.	Segment Information

Reportable segments are those that are based on the Group’s method of internal reporting.

The Group is organized on the basis of services and products. The Group’s segments are strategic business units that offer different entertainment services and products. Through December 31, 2021, the Group’s reportable segments were as follows:

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

The cable multiple system businesses derive revenues from cable subscribers, principally from basic and premium television services subscription, pay-per-view fees, installation fees, Internet services subscription, telephone and mobile services subscription as well as from local and national advertising sales.

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

The Advertising revenue is derived primarily from the sale of advertising time on the Group’s television broadcast operations, which include the production of television programming and broadcasting of Channels 2, 4, 5 and 9 (“television networks”), as well as the sale of advertising time on programs provided to pay television companies in Mexico and advertising revenue in the Group’s Internet business and the production of television programming and broadcasting for local television stations in Mexico. The broadcasting of television networks is performed by television repeater stations in Mexico, either wholly-owned, majority-owned or minority-owned by the Group or otherwise affiliated with the Group’s networks.

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

The Licensing and Syndication revenue was derived from international program licensing and syndication fees. The Group’s television programming is licensed and syndicated to customers abroad, including Univision.

On January 31, 2022, the Group disposed of most of its Content segment and other net assets. Through December 31, 2021, the Content segment was reported separately as the disposal of this Group’s segment had not been concluded as of that date. Beginning in the first quarter of 2022, the Group’s operating results of its disposed businesses through January 31, 2022, will be classified as discontinued operations, including the corresponding comparative information for earlier periods (see Notes 3 and 30).

Other Businesses

Through December 31, 2021, the Other Businesses segment included the Group’s feature-film production and distribution, domestic operations in sports and show business promotion, soccer, publishing and publishing distribution, and gaming. Through the third quarter of 2019, the Radio business was classified in the Group’s Other Businesses segment. Beginning in the fourth quarter of 2019, the Radio operating results were classified as held-for-sale operations through June 30, 2020, and as disposed operations following the disposition of this business in July 2020 (see Notes 2 (b) and 3). On January 31, 2022, the feature-film production and distribution business, was disposed of by the Group in conjunction with the disposal of most of its Content segment. Beginning in the first quarter of 2022, the Group’s operating results of the feature-film production and distribution business through January 31, 2022, will be classified as discontinued operations, including the corresponding comparative information for earlier periods (see Notes 3 and 30).

The table below presents information by segment and a reconciliation to consolidated total for the years ended December 31, 2021, 2020 and 2019:

			Intersegment		Consolidated		Segment
	Total Revenues		Revenues		Revenues		Income
2021:
Cable	Ps.	48,020,929	Ps.	737,536	Ps.	47,283,393	Ps.	20,285,023
Sky		22,026,616		594,773		21,431,843		8,504,169
Content		35,941,918		5,137,690		30,804,228		13,778,960
Other Businesses		5,029,067		1,026,708		4,002,359		907,382
Segment totals		111,018,530		7,496,707		103,521,823		43,475,534
Reconciliation to consolidated amounts:
Corporate expenses		—		—		—		(2,203,548)
Intersegment operations		(7,496,707)		(7,496,707)		—		(64,354)
Depreciation and amortization expense		—		—		—		(21,418,369)
Consolidated net sales and operating income before other income		103,521,823		—		103,521,823		19,789,263	(1)
Other income, net		—		—		—		2,388,008
Consolidated net sales and operating income	Ps.	103,521,823	Ps.	—	Ps.	103,521,823	Ps.	22,177,271	(2)

			Intersegment		Consolidated		Segment
	Total Revenues		Revenues		Revenues		Income
2020:
Cable	Ps.	45,367,108	Ps.	710,357	Ps.	44,656,751	Ps.	18,898,301
Sky		22,134,701		581,270		21,553,431		9,135,346
Content		32,613,007		4,679,805		27,933,202		12,360,797
Other Businesses		4,276,074		1,281,096		2,994,978		116,480
Segment totals		104,390,890		7,252,528		97,138,362		40,510,924
Reconciliation to consolidated amounts:
Disposed operations (3)		223,272		—		223,272		(3,991)
Corporate expenses		—		—		—		(1,882,923)
Intersegment expenses		(7,252,528)		(7,252,528)		—		(71,483)
Depreciation and amortization expense		—		—		—		(21,260,787)
Consolidated net sales and operating income before other income		97,361,634		—		97,361,634		17,291,740	(1)
Other income, net		—		—		—		233,628
Consolidated net sales and operating income	Ps.	97,361,634	Ps.	—	Ps.	97,361,634	Ps.	17,525,368	(2)

			Intersegment		Consolidated		Segment
	Total Revenues		Revenues		Revenues		Income
2019:
Cable	Ps.	41,701,982	Ps.	591,618	Ps.	41,110,364	Ps.	17,797,571
Sky		21,347,078		437,275		20,909,803		9,121,221
Content		35,060,534		3,589,407		31,471,127		12,649,135
Other Businesses (3)		8,200,212		772,793		7,427,419		1,464,249
Segment totals		106,309,806		5,391,093		100,918,713		41,032,176
Reconciliation to consolidated amounts:
Disposed operations (3)		841,437		2,969		838,468		258,885
Corporate expenses		—		—		—		(1,888,398)
Intersegment expenses		(5,394,062)		(5,394,062)		—		(72,250)
Depreciation and amortization expense		—		—		—		(21,008,796)
Consolidated net sales and operating income before other expense		101,757,181		—		101,757,181		18,321,617	(1)
Other expense, net		—		—		—		(1,316,587)
Consolidated net sales and operating income	Ps.	101,757,181	Ps.	—	Ps.	101,757,181	Ps.	17,005,030	(2)

(1)	This amount represents income before other income or expense, net.
(2)	This amount represents consolidated operating income.
(3)	In 2018, the Radio operations were previously reported as part of the Other Businesses segment. In 2019 and 2020, the Radio operations were classified as disposed operations for comparison purposes.

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

The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31, 2021, 2020 and 2019:

			Segment		Additions to
	Segment Assets		Liabilities		Property, Plant
	at Year-End		at Year-End		and Equipment
2021:
Continuing operations:
Cable	Ps.	119,102,077	Ps.	24,449,798	Ps.	17,339,270
Sky		25,615,006		10,745,984		4,949,039
Content		93,463,141		37,286,277		909,164
Other Businesses		8,744,886		3,203,932		70,374
Total	Ps.	246,925,110	Ps.	75,685,991	Ps.	23,267,847

2020:
Continuing operations:
Cable	Ps.	112,478,015	Ps.	22,295,808	Ps.	14,182,848
Sky		26,423,707		10,696,397		5,361,494
Content		80,237,558		27,427,941		479,731
Other Businesses		8,177,183		3,936,289		107,665
Total	Ps.	227,316,463	Ps.	64,356,435	Ps.	20,131,738

2019:
Continuing operations:
Cable	Ps.	105,841,104	Ps.	21,637,395	Ps.	12,995,448
Sky		27,755,967		12,902,845		4,039,020
Content		78,336,679		31,555,070		1,690,805
Other Businesses		10,268,185		4,530,712		383,011
Total	Ps.	222,201,935	Ps.	70,626,022	Ps.	19,108,284

Segment assets reconcile to total assets as of December 31, 2021 and 2020, as follows:

	2021		2020
Segment assets	Ps.	246,925,110	Ps.	227,316,463
Investments attributable to:
Cable		614,146		515,002
Content (1)		31,920,796		29,096,777
Other Businesses		245,372		204,464
Goodwill attributable to:
Cable		13,794,684		13,794,684
Content		241,973		241,973
Other Businesses		—		76,969
Total assets	Ps.	293,742,081	Ps.	271,246,332

(1)	Includes goodwill attributable to equity investments of Ps.359,613 in 2020 (see Notes 3 and 10).

Equity method gain (loss) recognized in income for the years ended December 31, 2021, 2020 and 2019 attributable to equity investments in Cable, was Ps.161,468, Ps.(7,826) and Ps.(62,329), respectively.

Equity method gain (loss) recognized in income for the years ended December 31, 2021, 2020 and 2019 attributable to equity investments in Content, was Ps.3,503,357, Ps.(5,739,833) and Ps.642,768, respectively.

Equity method gain recognized in income for the years ended December 31, 2021, 2020 and 2019 attributable to equity investments in Other Businesses, was Ps.7,052, Ps.7,991 and Ps.584, respectively.

Segment liabilities reconcile to total liabilities as of December 31, 2021 and 2020, as follows:

	2021		2020
Segment liabilities	Ps.	75,685,991	Ps.	64,356,435
Debt not allocated to segments		121,532,026		118,950,864
Total liabilities	Ps.	197,218,017	Ps.	183,307,299

Geographical segment information:

					Additions to
			Segment Assets at		Property, Plant and
	Total Net Sales		Year-End		Equipment
2021:
Mexico	Ps.	90,815,023	Ps.	230,559,883	Ps.	22,859,403
Other countries (1)		12,706,800		16,365,227		408,444
	Ps.	103,521,823	Ps.	246,925,110	Ps.	23,267,847
2020:
Mexico	Ps.	84,664,293	Ps.	215,395,954	Ps.	19,707,436
Other countries (1)		12,697,341		11,920,509		424,302
	Ps.	97,361,634	Ps.	227,316,463	Ps.	20,131,738
2019:
Mexico	Ps.	88,388,569	Ps.	211,592,987	Ps.	18,804,629
Other countries (1)		13,368,612		10,608,948		303,655
	Ps.	101,757,181	Ps.	222,201,935	Ps.	19,108,284

(1)	The United States is the largest country from which revenue is derived.

Net sales are attributed to geographical segment based on the location of customers.

Disaggregation of Total Revenues

The table below present total revenues for each reportable segment disaggregated by major service/product lines and primary geographical market for the years ended December 31, 2021, 2020 and 2019:

	Domestic		Export		Abroad		Total
2021:
Cable:
Digital TV Service (a)	Ps.	15,883,520	Ps.	—	Ps.	—	Ps.	15,883,520
Advertising		1,971,853		—		—		1,971,853
Broadband Services (a)		18,648,098		—		—		18,648,098
Telephony (a)		4,977,671		—		—		4,977,671
Other Services		598,890		—		—		598,890
Enterprise Operations		5,699,425		—		241,472		5,940,897

Sky:
DTH Broadcast Satellite TV (a)		19,210,652		—		1,514,377		20,725,029
Advertising		1,233,537		—		—		1,233,537
Pay-Per-View		56,883		—		11,167		68,050

Content:
Advertising		18,925,794		236,248		—		19,162,042
Network Subscription Revenue		4,525,815		864,952		—		5,390,767
Licensing and Syndication		1,781,380		9,607,729		—		11,389,109

Other Businesses:
Gaming		1,673,911		—		—		1,673,911
Soccer, Sports and Show Business Promotion		1,658,928		71,661		—		1,730,589
Publishing - Magazines		341,159		—		—		341,159
Publishing - Advertising		143,622		—		—		143,622
Publishing Distribution		286,454		—		—		286,454
Feature Film Production and Distribution		694,138		—		159,194		853,332
Segment total		98,311,730		10,780,590		1,926,210		111,018,530
Intersegment eliminations		(7,496,707)		—		—		(7,496,707)
Consolidated total revenues	Ps.	90,815,023	Ps.	10,780,590	Ps.	1,926,210	Ps.	103,521,823

	Domestic		Export		Abroad		Total
2020:
Cable:
Digital TV Service (a)	Ps.	16,549,458	Ps.	—	Ps.	—	Ps.	16,549,458
Advertising		1,633,201		—		—		1,633,201
Broadband Services (a)		16,540,687		—		—		16,540,687
Telephony (a)		4,382,964		—		—		4,382,964
Other Services		702,023		—		—		702,023
Enterprise Operations		5,245,443		—		313,332		5,558,775

Sky:
DTH Broadcast Satellite TV (a)		19,398,285		—		1,569,999		20,968,284
Advertising		1,112,662		—		—		1,112,662
Pay-Per-View		42,291		—		11,464		53,755

Content:
Advertising		16,180,397		169,362		—		16,349,759
Network Subscription Revenue		4,322,535		1,143,657		—		5,466,192
Licensing and Syndication		1,572,659		9,224,397		—		10,797,056

Other Businesses:
Gaming		959,985		—		—		959,985
Soccer, Sports and Show Business Promotion		1,382,708		146,324		—		1,529,032
Publishing - Magazines		269,768		—		942		270,710
Publishing - Advertising		173,645		—		—		173,645
Publishing Distribution		309,673		—		—		309,673
Feature Film Production and Distribution		915,165		—		117,864		1,033,029
Segment total		91,693,549		10,683,740		2,013,601		104,390,890
Disposed operations: Radio - Advertising (see Note 3)		223,272		—		—		223,272
Intersegment eliminations		(7,252,528)		—		—		(7,252,528)
Consolidated total revenues	Ps.	84,664,293	Ps.	10,683,740	Ps.	2,013,601	Ps.	97,361,634

	Domestic		Export		Abroad		Total
2019:
Cable:
Digital TV Service (a)	Ps.	16,298,079	Ps.	—	Ps.	—	Ps.	16,298,079
Advertising		1,507,831		—		—		1,507,831
Broadband Services (a)		14,544,473		—		—		14,544,473
Telephony (a)		3,658,121		—		—		3,658,121
Other Services		801,937		—		—		801,937
Enterprise Operations		4,626,396		—		265,145		4,891,541

Sky:
DTH Broadcast Satellite TV (a)		18,918,077		—		1,359,079		20,277,156
Advertising		953,634		—		—		953,634
Pay-Per-View		98,539		—		17,749		116,288

Content:
Advertising		19,236,014		223,434		—		19,459,448
Network Subscription Revenue		3,832,716		1,160,459		—		4,993,175
Licensing and Syndication		1,794,636		8,813,275		—		10,607,911

Other Businesses:
Gaming		2,974,284		—		—		2,974,284
Soccer, Sports and Show Business Promotion		1,821,605		1,182,972		—		3,004,577
Publishing - Magazines		393,763		—		18,076		411,839
Publishing - Advertising		246,309		—		23,461		269,770
Publishing Distribution		337,685		—		—		337,685
Feature Film Production and Distribution		890,927		787		310,343		1,202,057
Segment total		92,935,026		11,380,927		1,993,853		106,309,806
Disposed operations: Radio - Advertising (see Note 3)		841,437		—		—		841,437
Intersegment eliminations		(5,387,894)		—		(6,168)		(5,394,062)
Consolidated total revenues	Ps.	88,388,569	Ps.	11,380,927	Ps.	1,987,685	Ps.	101,757,181

(a)Digital TV Service revenues include revenue from leasing set-top equipment to subscribers in the Cable segment in the amount of Ps.5,678,042, Ps.5,514,984 and Ps.5,289,996, for the years ended December 31, 2021, 2020 and 2019, respectively. DTH Broadcast Satellite TV revenues include revenue from leasing set-top equipment to subscribers in the Sky segment in the amount of Ps.9,338,664, Ps.9,212,317 and Ps.9,232,152, for the years ended December 31, 2021, 2020 and 2019, respectively. Revenue from leasing set-top equipment to subscribers is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group’s property, plant and equipment and is leased to subscribers through operating lease contracts.

Net sales from external customers for the years ended December 31, 2021, 2020 and 2019 are presented by sale source, as follows:

	2021		2020		2019
Services	Ps.	77,050,269	Ps.	71,745,105	Ps.	75,988,820
Royalties		10,439,063		9,907,313		10,005,977
Goods		806,907		805,690		932,198
Leases (1)		15,225,584		14,903,526		14,830,186
Total	Ps.	103,521,823	Ps.	97,361,634	Ps.	101,757,181

(1)

This line includes primarily revenue from leasing set-top equipment to subscribers in the Cable and Sky segments, which is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group’s property and equipment and is leased to subscribers through operating lease contracts.

27.	Commitments and Contingencies

Commitments

As of December 31, 2021, the Group had commitments for programming and transmission rights to be acquired or licensed from third party producers and suppliers, mainly related to special events, in the aggregate amount of U.S.$69.7 million (Ps.1,429,392) and U.S.$1,198.1 million (Ps.24,565,445), respectively, with various payment commitments to be made between 2022 and 2030.

As of December 31, 2021, the Group had third party commitments for transmission rights to be sublicensed by the Group in the aggregate amount of U.S.$47.6 million (Ps.977,004) with various cash payments to be received by the Group between 2022 and 2030.

At December 31, 2021, the Group had commitments in an aggregate amount of Ps.2,888,260, of which Ps.8,441, were commitments related to gaming operations, Ps.136,208, were commitments to acquire television technical equipment, Ps.664,454, were commitments for the acquisition of software and related services, and Ps.2,079,157, were construction commitments for building improvements and technical facilities.

In connection with a long-term credit facility, the Group expects to provide financing to GTAC in 2022 in the principal amount of  U.S.$8.9 million (Ps.191,900) (see Note 10).

At December 31, 2021, the Group had the following aggregate minimum annual commitments (undiscounted) for the use of satellite transponders:

	Thousands of
	U.S. Dollars
2022	U.S.$	6,605
2023		4,760
2024		4,678
2025 and thereafter		2,646
	U.S.$	18,689

A reconciliation of the non-cancellable lease commitments as of December 31, 2018 and the initial measurement of the lease liabilities under IFRS 16 were as follow:

Operating lease commitments disclosed under IAS 17 in the Group’s consolidated financial statements as of December 31, 2018	Ps.	7,160,431
Discounted using the incremental borrowing rate at January 1, 2019		(2,669,751)
Finance lease liabilities recognized at December 31, 2018		5,317,944
Adjustments as a result of a different treatment of extension, termination options and short-term and low-value exemptions		306,632
Lease liabilities recognized at January 1, 2019	Ps.	10,115,256

Preponderant Economic Agent

On March 6, 2014, the IFT issued a decision whereby it determined that the Company, together with certain subsidiaries with concessions that provide broadcast television, are preponderant economic agents in the broadcasting sector in Mexico (together, the “Preponderant Economic Agent”). The preponderance decision imposes on the Preponderant Economic Agent various measures, terms, conditions and restrictive obligations, some of which may adversely affect the activities of the Group’s broadcasting businesses, as well as their results of operations and financial condition. Among these measures, terms, conditions and restrictive obligations are included the following:

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

Over-the-air channels - When the Preponderant Economic Agent offers any of its over-the-air channels, or channels that have at least 50% of the programming broadcasted between 6:00 and 24:00 hours on such channels  in the same day, to its affiliates, subsidiaries, related partiers and third parties, for distribution through a different technological platform than over-the-air-broadcast television, the Preponderant Economic Agent must offer these channels to any other person that asks for distribution over the same platform as the Preponderant Economic Agent has offered, on the same terms and conditions.

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

Infrastructure sharing - In addition to the previously imposed obligations regarding the sharing of passive infrastructure, the New Preponderance Measures have included the service of signal emissions only in the event that no passive infrastructure exists on the requested site. In addition, the New Preponderance Measures strengthen the supervision of the infrastructure services provided by the Group, including certain rules relating to the publicity of its tariffs. In addition, more specifications for the Electronic Management System as part of the new measures are included. Likewise, the IFT determined specific tariffs for our infrastructure offer.

Prohibition to acquire certain exclusive content for broadcasting - This measure has been modified by enabling the Group to acquire relevant content under certain circumstances, as long as it obtains the right to sublicense such transmission rights to the other broadcasters in Mexico on non-discriminatory terms. In December 2018, the Relevant Content Ruling was updated.

Advertising sales - IFT modified this measure mainly by including specific requirements to the Group in its provision of over-the-air advertising services, particularly, to telecommunications companies. Such requirements include, among others: a) publishing and delivering to IFT specific information regarding tariffs, discount plans, contracting and sales terms and conditions, contract forms and other relevant practices; and b) terms and conditions that prohibit discrimination or refusal to deal, conditioned sales and other conditions that inhibit competition. The Group began the process of providing very detailed information to IFT on a recurrent basis of over the air advertising services related to telecommunications companies.

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

Contingencies

On March 5, 2018, a purported stockholder class action lawsuit was filed in the United States District Court for the Southern District of New York (the “District Court”), alleging securities law violations in connection with allegedly misleading statements and/or omissions in the Company’s public disclosures. The lawsuit alleges that the Company and two of its executives failed to disclose alleged involvement in bribery activities relating to certain executives of Fédération Internationale de Football Association (“FIFA”), and wrongfully failed to disclose weaknesses in the Company’s internal control over its financial reporting as of December 31, 2016.

On May 17, 2018, the Court appointed a lead plaintiff for the putative stockholder class. On August 6, 2018, the lead plaintiff filed an amended complaint. The Company thereupon filed a motion to dismiss the amended complaint. On March 25, 2019, the court issued a decision denying the Company’s motion to dismiss, holding that plaintiff’s allegations, if true, were sufficient to support a claim. The parties began to exchange discovery materials, and the discovery process has continued into 2021. On June 8, 2020, the court issued a decision denying class certification based on the inadequacy of the proposed class representative. On June 29, 2020, the court issued a decision granting class certification to a new class representative. The Company sought permission for leave to appeal the District Court’s order.

On October 6, 2020, the United States Court of Appeals for the Second Circuit (the “Court of Appeals”) denied the Company’s request for leave to appeal the District Court’s class certification order.

On May 19, 2021, the District Court issued an order disqualifying class counsel and stayed the case for thirty days so the class representative could identify replacement counsel. On June 17, 2021, the District Court granted a request from the class representative and disqualified counsel to extend the stay for an additional sixty days. On June 18, 2021, a petition for a writ of mandamus was filed in the Court of Appeals, seeking reinstatement of disqualified counsel. On June 23, 2021, the Court of Appeals granted a request from the petitioners to stay proceedings in the District Court pending the Court of Appeals’ decision on the petition. On August 24, 2021, the Court of Appeals denied the petition. On September 14, 2021, the case was returned to the District Court. On October 8, 2021, the District Court appointed new class counsel. Discovery has continued, but is scheduled to conclude, with exceptions, on March 31, 2022.

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

On April 27, 2017, the tax authorities initiated a tax audit to the Company, with the purpose of verifying compliance with tax provisions for the fiscal period from January 1 to December 31, 2011, regarding federal taxes as direct subject of Income Tax (Impuesto sobre la Renta or ISR), Flat tax (Impuesto Empresarial a Tasa Única) and Value Added Tax (Impuesto al Valor Agregado). On April 25, 2018, the authorities informed the observations determined as a result of such audit, that could entail a default on the payment of the abovementioned taxes. On May 25, 2018, by a document submitted before the authority, the Company asserted arguments and offered evidence to undermine the authority’s observations. On June 27, 2019, the Company was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.682 million for ISR, penalties, surcharges and inflation adjustments. On August 22, 2019, the Company filed an administrative proceeding (recurso de revocación) against such tax liability, before the Legal area of the Tax Authorities, which is in the process of being resolved. As of the date of this report, there are no elements to determine if the outcome would be adverse to the Company’s interests.

On June 1, 2016, the tax authority initiated a tax audit to a Company’s indirect subsidiary that carries out operations in the Gaming business, which is presented in the Other Businesses segment, with the purpose of verifying compliance with tax provisions for the period from January 1 to December 31, 2014, regarding federal taxes as direct subject, as well as withholder. On April 24, 2017, the authorities informed the facts and omissions detected during the development of the verification process, that could entail a default on the payment of the abovementioned taxes. On May 30, 2017, by a document submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the authority’s last partial record. On June 21, 2019, such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.1,334 million, essentially related to IEPS (Impuesto Especial sobre Producción y Servicios or Excise Tax); on August 16, 2019, an administrative proceeding (recurso de revocación) was filed before the Legal area of the Tax Authorities. On January 7, 2021, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On February 19, 2021 a claim (juicio de nulidad) against the resolution issued in the referred administrative proceeding was filed in the Second Regional Court of Puebla of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa), which is still pending of resolution.  As of the date of this report, there are no elements to determine if the outcome would be adverse to the Company’s interests.

On August 12, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (Cablebox. S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 26 foreign trade operations carried out during fiscal year 2016. On April 30, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to non-compliance with the payment of the referred contributions. On April 30, 2020, the tax authority informed the facts and omissions detected during the development of the verification process, that could entail a default on several provisions of the Customs Act (Ley Aduanera). On June 2 and 29, 2020, by several documents submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s last partial record. On July 16, 2020 such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.290 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Norma Oficial Mexicana, or Official Mexican Standards (NOM-019-SCFI-1998), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On August 27, 2020, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of this report, it is not possible to determine if the outcome would be adverse or favorable to the Company’s interests.

On July 29, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (CM Equipos y Soporte, S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 32 foreign trade operations carried out during fiscal year 2016. On July 10, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to a determination of non-compliance with the payment of the referred contributions. On August 21, 2020, through several documents submitted to the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s most recent partial record. On May 28, 2021, the subsidiary was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.256.3 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Normas Oficiales Mexicanas, or Official Mexican Standards (NOM-019-SCFI-1998, NOM-EM-015-SCFI-2015 and NOM-024-SCFI-2013), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On July 12, 2021, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of these financial statements, it is not possible to determine if the outcome would be adverse or favorable to the Company.

The matters discussed in the previous paragraphs did not require the recognition of a provision as of December 31, 2021.

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

28.	Changes in Accounting Policies Required by the Initial Application of IFRS 16

IFRS 16 was issued in January 2016, replaced IAS 17, and became effective for annual periods beginning on January 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation, and disclosure of leases. IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

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

As a result of the adoption of IFRS 16, the Group recognized as right-of-use assets and lease liabilities in its consolidated statements of financial position as of December 31, 2021, December 31, 2020 and January 1, 2019, long-term lease agreements that were recognized as operating leases through December 31, 2018, as follows:

	December 31, 2021		December 31, 2020		January 1, 2019
Long-term Lease Agreements	Assets (Liabilities)		Assets (Liabilities)		Assets (Liabilities)
Right-of-use assets, net	Ps.	5,086,783	Ps.	4,392,420	Ps.	4,797,312
Lease liabilities (1)		(5,533,552)		(4,745,292)		(4,797,312)
Net effect	Ps.	(446,769)	Ps.	(352,872)	Ps.	—

(1)	Current portion of lease liabilities as of December 31, 2021, December 31, 2020 and January 1, 2019, amounted to Ps.718,501, Ps.524,458 and Ps.462,513, respectively.

Depreciation of right-of-use assets referred to in the table above and charged to income for the year ended December 31, 2021 and 2020, amounted to Ps.730,145 and Ps.670,749, respectively.

The Group also classified as right-of-use assets and lease liabilities in its consolidated statements of financial position as of December 31, 2021, December 31, 2020 and January 1, 2019, property and equipment and obligations under long-term lease agreements that were recognized as finance leases through December 31, 2018, as follows:

	December 31, 2021		December 31, 2020		January 1, 2019
Long-term Lease Agreements	Assets (Liabilities)		Assets (Liabilities)		Assets (Liabilities)
Right-of-use assets, net	Ps.	2,517,784	Ps.	2,819,745	Ps.	3,402,869
Lease liabilities (1)		(4,147,007)		(4,547,059)		(5,317,944)
Net effect	Ps.	(1,629,223)	Ps.	(1,727,314)	Ps.	(1,915,075)

(1)	Current portion of lease liabilities as of December 31, 2021, December 31, 2020 and January 1, 2019, amounted to Ps.759,881, Ps.753,296 and Ps.651,800, respectively.

Depreciation of right-of-use assets referred to in the table above and charged to income for the years ended December 31, 2021 and 2020, amounted to Ps.417,903 and Ps.426,025, respectively.

In applying IFRS 16 for the first time, the Group used the following practical expedients permitted by the standard:

●	Applying a single discount rate to a portfolio of leases with reasonably similar characteristics
●	Relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review – there were no onerous contracts as of January 1, 2019
●	Accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019 as short-term leases
●	Excluding initial direct cost for the measurement of the right-of-use asset at the date of initial application, and
●	Using hindsight in determining the lease term where the contract contains options to extend or terminate the lease

The Group also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

29.  Impact of COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of Coronavirus (“COVID-19”) as a pandemic. Most governments in the world have been implementing different restrictive measures to contain the spread of this pandemic. This situation is significantly affecting the global economy, including Mexico, due to the disruption or slowdown of supply chains and the increase in economic uncertainty, as evidenced by the increase in volatility of asset prices, exchange rates and increases/decreases in long-term interest rates. For the year ended December 31,2021, the financial crisis caused by the COVID-19 pandemic still had a negative effect on the Group’s businesses, financial position, and results of operations, and it is currently difficult to predict the degree of the impact in the future. During 2021 and 2020, the Company’s management made an assessment of potential adverse impacts of COVID-19 in its business segments, primarily in connection with impairment indicators and testing of significant long-lived assets, expected credit losses for accounts receivable, recovery of deferred income tax assets and workforce considerations. The Company’s management will continue to assess the potential adverse impacts of COVID-19, including the monitoring of impairment indicators and testing, forecasts and budgets, fair values and/or estimated future cash flows related to the recoverability of significant financial and non-financial assets of its business segments. As of the authorization date of these consolidated financial statements, the Company’s management cannot predict the adverse impact of COVID-19 in the Group’s consolidated financial statements for the year ending December 31, 2022.

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

Although vaccination efforts have continued, the Mexican Government is still implementing its plan to reactivate economic activities in accordance with color-based phases determined in every state of the country. Most non-essential economic activities are open, and there are some limitations in place with respect to capacity and hours of operation. Notwithstanding the foregoing, during the year ended December 31, 2021, this has affected, and is still affecting the ability of the Group´s employees, suppliers and customers to conduct their functions and businesses in their typical manner.

The Group continued operating its media business (until the merger with Univision on January 31, 2022) and its telecommunications businesses uninterrupted to continue benefiting the country with connectivity, entertainment and information, and during the year ended December 31, 2021, the Group continued with the production of new content following the requirements and health guidelines imposed by the Mexican Government. The Group´s Content business continued to recover during the year ended December 31, 2021, as a result of the easing of lockdown restrictions in most jurisdictions in which its customers are located.

In the Group’s Other Businesses segment, sporting and other entertainment events for which it has broadcast rights, or which it produces, organizes, promotes and/or are located in venues it owns, are operating with some restrictions and taking the corresponding sanitary measures, and the Group´s casinos are operating with reduced capacity and hours of operation, with some casinos closing and reopening in regions with a high number of COVID-19 cases, as mandated by the authorities. Local authorities may impose additional, including restrictions on capacity and operating hours, which may affect the results of the Group’s Other Businesses segment in the following months.

In addition, the authorities may impose restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines, which could be expensive or burdensome to implement, and which may affect the Group´s operations.

The magnitude of the impact on the Group’s businesses will depend on the duration and extent of the COVID-19 pandemic, and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, the Company´s management is not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting the Group´s businesses, financial position and results of operations over the near, medium or long-term.

30. Events after the Reporting Period

As described in Note 3, on January 24, 2022, the Group and UH II announced that all required regulatory approvals sought in connection with the proposed merger of the Group’s media, content and production assets with Univision had been received by the parties in the Transaction Agreement dated April 13, 2021. On January 31, 2022, the Group and TelevisaUnivision (formerly known as UH II) announced that this transaction was concluded on that date. As a result, in the first quarter of 2022, the Group expects to (i) increase its cash and cash equivalents in the amount of approximately U.S.$3,220 million; (ii) increase its investment in common and preferred shares of TelevisaUnivision in the amount of U.S.$1,500 million; (iii) recognize a net gain on disposition of most of its former Content business segment and other net assets in its consolidated statement of income for the first quarter of 2022; and (iv) increase its share of income or loss in associates derived from a larger ownership in TelevisaUnivision. The expected results of this transaction will be partially offset in the Group’s consolidated statement of income for the first quarter of 2022, by a reduction in its consolidated operating income resulting primarily from the disposal of its former Content business segment. Also, beginning in the first quarter of 2022, the Group will present the results of operations from its disposed businesses as discontinued operations in its consolidated statements of income for any prior period presented for comparative purposes and for the month ended January 31, 2022.

The Company entered into conditional sale contracts with certain officers of the Group, primarily in February 2022, for 24.7 million CPOs. For accounting purposes, these contracts were treated as a share-based expense in the Group´s consolidated financial statements for the first quarter of 2022. Additionally, in the first quarter of 2022, the Company cancelled contracts for 10.6 million CPOs and recognized in its consolidated statement of income for the first quarter of 2022 the release of contracts for 8.0 million CPOs, which were originally assigned under the LTRP to certain officers and employees of the Group in 2019, 2020 and 2021.

In February 2022, the Company’fs revolving credit facility with a syndicate of banks was increased by U.S.$32 million reaching a total amount of U.S.$650 million payable in Mexican pesos, and extended for a three-year term, with maturity in February 2025 (see Note 14).

In March 2022, the Company made a partial redemption of U.S.$200 million aggregate principal amount of its U.S.$600 million 6.625% Senior Notes due 2025 in the aggregate amount of U.S.$221.3 million, including the applicable redemption price and accrued and unpaid interest on the redemption date (see Note 14).

In February and March 2022, the Company prepaid outstanding long-term loans with three Mexican banks, in the aggregate principal amount of Ps.6,000 million, and related accrued interest for an aggregate amount of Ps.37.1 million. The original maturities of these loans were in the fourth quarter 2022 and first quarter of 2023.

On April 27, 2022, the Company’s stockholders approved , among other resolutions, (i) the audited consolidated financial statements of the Company as of December 31, 2021, and for the year ended on that date; and (ii) the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,”“D,” and “L” Shares, not in the form of a CPO, which will be paid in May 2022.