Form 20-F
period 2022-12-31
GRUPO TELEVISA, S.A.B.
filed 2023-04-28
CIK 912892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2022
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022 was:

114,750,278,764 Series “A” Shares

51,649,677,023 Series “B” Shares

82,169,882,496 Series “L” Shares

82,169,882,496 Series “D” Shares

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

⌧ Yes ◻ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐ Yes ☐ No

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b)

☐ Yes ☐ No

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

Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2022 and (ii) references to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “U.S. dollars,” “$” or “U.S.$” are to United States dollars.

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

Forward-Looking Statements and Risk Factors Summary

This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. In addition, we may from time to time make forward-looking statements in reports to the SEC, on Form 6-K, in annual reports to stockholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “seek”, “potential”, “target”, “estimate”, “project”, “predict”, “forecast”, “guideline”, “may”, “should”, “could”, “will” and similar words and expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements. Examples of these forward-looking statements include, but are not limited to:

●	estimates and projections of financial results, cash flows, capital expenditures, dividends, capital structure, financial position or other financial items or ratios;
●	statements of our plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;
●	statements concerning our current and future plans regarding our investment in Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V., or GTAC;
●	statements concerning our current and future plans regarding our gaming business;
●	statements concerning our future plans, including capital expenditures, regarding the pay-TV, broadband and/or telephony services provided by our subsidiaries;
●	statements concerning our transactions with TelevisaUnivision, Inc., or TelevisaUnivision, our current and future plans regarding our investment in the common stock and preferred stock of TelevisaUnivision and the TelevisaUnivision Transaction (as defined below, and as described below under “Information on the Company—Business Overview—TelevisaUnivision—TelevisaUnivision Transaction”) completed on January 31, 2022;
●	statements concerning the proposed spin-off of certain businesses that are part of our Other Businesses segment;
●	statements concerning our current and future plans, including capital expenditures, regarding our investment in Innova, S. de R.L. de C.V., or Innova, and our transactions and relationship with DIRECTV;
●	statements about our future economic performance or statements concerning general economic, political or social conditions in Mexico or other countries in which we operate or have investments;

●	statements concerning the general uncertainty related to the COVID-19 pandemic and its possible adverse effects; and
●	statements or assumptions underlying these statements.

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

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

Selected Financial Data

The following tables present our selected consolidated financial information as of and for each of the periods indicated. This information is qualified in its entirety by reference to, and should be read together with, our audited consolidated year-end financial statements. The following data for each of the years ended December 31, 2022, 2021 and 2020 has been derived from our audited consolidated year-end financial statements, including the consolidated statements of financial position as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2022, 2021 and 2020, and the accompanying notes appearing elsewhere in this annual report.

The selected consolidated financial information as of December 31, 2022, 2021 and 2020, and for the years ended December 31, 2022, 2021 and 2020, was prepared in accordance with IFRS, as issued by the IASB.

The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translations included in the following tables is determined by reference to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de México, S.A., or CitiBanamex, as of December 31, 2022, which was Ps.19.4760 per U.S. Dollar. This annual report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated. The interbank free market rate, or the Interbank Rate, as reported by Banco Nacional de Mexico, S.A., or CitiBanamex, as of March 31, 2023, was Ps.18.0275 per U.S. Dollar.

	Year Ended December 31
	2022		2022		2021(4)		2020(4)

	(Millions of U.S. Dollars or millions of Pesos)(1)
Income Statement Data:
Revenues	U.S.$	3,878	Ps.	75,527	Ps.	73,915	Ps.	70,680
Operating income		227		4,419		10,689		6,458
Finance expense, net(2)		(473)		(9,206)		(11,918)		(5,649)
Net (loss) income from continuing operations(4)		(562)		(10,938)		769		(5,790)
Income from discontinued operations, net(4)		2,887		56,222		6,586		6,093
Net income		2,325		45,284		7,355		303
Net income (loss) attributable to stockholders of the Company		2,296		44,712		6,056		(1,250)
Net income attributable to non-controlling interests		29		572		1,299		1,553
Basic loss per CPO attributable to stockholders of the Company of continuing operations(4)		—		(4.06)		(0.16)		(2.34)
Basic earnings per CPO attributable to stockholders of the Company of discontinued operations(4)		—		19.86		2.33		1.90
Basic earnings (loss) per CPO attributable to stockholders of the Company(3)		—		15.80		2.17		(0.44)

	Year Ended December 31
	2022		2022		2021		2020
Diluted loss per CPO attributable to stockholders of the Company of continuing operations(4)		—		(4.06)		(0.16)		(2.34)
Diluted earnings per CPO attributable to stockholders of the Company of discontinued operations(4)		—		19.86		2.33		1.90
Diluted earnings (loss) per CPO attributable to stockholders of the Company(3)		—		15.80		2.17		(0.44)
Weighted-average number of shares outstanding (in millions)(3)(5)		—		331,143		327,525		330,686
Cash dividend per CPO(3)		—		0.35		0.35		—
Comprehensive Income Data:
Total comprehensive income (loss)	U.S.$	2,468	Ps.	48,068	Ps.	9,290	Ps.	(16,559)
Total comprehensive income (loss) attributable to stockholders of the Company		2,439		47,510		7,991		(18,127)
Total comprehensive income attributable to non-controlling interests		29		558		1,299		1,568

	Year Ended December 31
	2022		2022		2021		2020
Financial Position Data:
Cash and cash equivalents	U.S.$	2,625	Ps.	51,131	Ps.	25,828	Ps.	29,058
Total assets		15,358		299,108		293,742		271,246
Current portion of long-term debt(6)		51		1,000		4,106		617
Interest payable(6)		90		1,761		2,035		1,935
Long-term debt, net of current portion(7)		5,352		104,241		121,686		121,936
Customer deposits and advances		95		1,841		8,999		5,936
Current portion of deferred revenue		15		288		—		—
Deferred revenue, net of current portion		266		5,178		—		—
Capital stock		248		4,837		4,837		4,908
Total equity (including non-controlling interests)		7,400		144,130		96,524		87,939
Shares outstanding (in millions)(5)		—		330,740		329,296		325,992

	2022		2022		2021		2020
Cash Flow Data:
Net cash provided by operating activities	U.S.$	640	Ps.	12,468	Ps.	29,324	Ps.	33,161
Net cash provided by (used in) investing activities		2,193		42,705		(18,845)		(15,920)
Net cash used in financing activities		(1,528)		(29,769)		(13,732)		(16,195)
Increase (decrease) in cash and cash equivalents		1,299		25,303		(3,230)		1,034
Other Financial Information:
Capital expenditures(8)	U.S.$	889	Ps.	17,315	Ps.	23,268	Ps.	20,132
Other Data (unaudited):
Magazine circulation (millions of copies)(9)		—		7		11		12
Number of employees (at year end)		—		37,300		46,700		43,200
Number of Sky Pay Television RGUs (in thousands at year end)(10)		—		6,257		7,408		7,478
Number of Sky Broadband Internet RGUs (in thousands at year end)(10)		—		640		727		666
Number of Sky Mobile RGUs (in thousands at year end)(10)		—		16		31		—
Number of Cable Pay Television RGUs (in thousands at year end)(11)		—		4,458		4,166		4,285
Number of Cable Broadband Internet RGUs (in thousands at year end)(11)		—		5,984		5,649		5,431
Number of Cable Digital Telephony RGUs (in thousands at year end)(11)		—		5,234		4,617		4,296
Number of Cable Mobile RGUs (in thousands at year end)(11)		—		240		156		76

Notes to Selected Consolidated Financial Information:

(1)	Except per Certificado de Participación Ordinario, or CPO, magazine circulation, employees, Revenue Generating Units, or RGUs. An RGU is defined as individual service subscriber who is billable under each service (satellite pay television, broadband internet and voice).

(2)	Includes interest expense, interest income, foreign exchange loss or gain, net, and other finance income or expense, net. See Note 23 to our consolidated year-end financial statements.
(3)	For further analysis of net earnings per CPO (as well as corresponding amounts per Series “A” Share not traded as CPOs), see Note 25 to our consolidated year-end financial statements. In April 2023, 2022 and 2021 the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO, respectively. To further maximize liquidity and as a precautionary measure, the Company’s Board of Directors did not propose the payment of a 2020 dividend for approval of the Company’s general stockholders’ meeting held on April 28, 2020.
(4)	The Group’s condensed consolidated statements of income for the years ended December 31, 2021 and 2020 have been prepared to present the results from discontinued operations for the businesses disposed of by the Group on January 31, 2022, based on the Group’s previously reported audited consolidated statements of income for the years ended December 31, 2021 and 2020.
(5)	As of December 31, 2022, 2021 and 2020, we had four classes of common stock: Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares. Our shares are publicly traded in the United Mexican States, or Mexico, primarily in the form of CPOs, each CPO representing 117 shares comprised of 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares; and in the United States in the form of Global Depositary Shares, or GDSs, each GDS representing five CPOs. As of December 31, 2022, there were approximately 2,347.7 million CPOs issued and outstanding, each of which was represented by 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares, and an additional number of approximately 56,057.7 million Series “A” Shares, 0.2 million Series “B” Shares, 0.2 million Series “D” Shares and 0.2 million Series “L” Shares issued and outstanding (not in the form of CPO units). See Note 17 to our consolidated year-end financial statements.
(6)	The figures set forth in this line item are presented at amortized cost (principal amount, net of finance costs). Interest payable is included in current portion of long-term debt in the consolidated statements of financial position as of December 31, 2022 and 2021. See Notes 2(o) and 14 to our consolidated year-end financial statements.
(7)	The figures set forth in this line item are presented at amortized cost (principal amount, net of finance costs). See “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Indebtedness” and Note 14 to our consolidated year-end financial statements.
(8)	Capital expenditures are those investments made by us in property, plant and equipment. See “Information on the Company—Capital Expenditures”.
(9)	The figures set forth in this line item represent total circulation of magazines that we publish independently and through joint ventures and other arrangements and do not represent magazines distributed on behalf of third parties.
(10)	Sky has operations in Mexico, the Dominican Republic and Central America. The figures set forth in this line item represent the total number of RGUs (pay television, or pay-TV, broadband internet, digital telephony and mobile services) for Innova at the end of each year presented. For a description of Innova’s business and results of operations and financial condition, see “Information on the Company—Business Overview—Our Operations—Sky”.
(11)	An RGU provided by Empresas Cablevisión, S.A.B. de C.V., or Cablevisión, Cablemás, S.A. de C.V., or Cablemás, Televisión Internacional, S.A. de C.V., or TVI, Grupo Cable TV, S.A. de C.V., or Cablecom, Cablevisión Red, S.A. de C.V., or Telecable and FTTH de México, S.A. de C.V., or FTTH (pay-TV, broadband internet, digital telephony and mobile services). For example, a single subscriber paying for cable television, broadband internet, digital telephony and mobile services represents four RGUs. We believe it is appropriate to use the number of RGUs as a performance measure for Cablevisión, Cablemás, TVI, Cablecom, Telecable and FTTH given that these businesses provide other services in addition to pay-TV. See “Operating and Financial Review and Prospects—Results of Operations—Total Segment Results—Cable” and “Information on the Company—Business Overview—Our Operations—Cable”.

Dividends

Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the Series “A” Shares and Series “B” Shares voting together, generally, but not necessarily, on the recommendation of the board of directors or the Board of Directors, as well as a majority of the Series “A” Shares voting separately. Emilio Azcárraga Jean indirectly controls the voting of the majority of the Series “A” Shares and, as a result of such control, both the amount and the payment of dividends require his affirmative vote. See “Major Stockholders and Related Party Transactions—The Major Stockholders”. On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual ordinary dividend of Ps.0.35 per CPO. To further maximize liquidity and as a precautionary measure, the Company’s Board of Directors did not propose the payment of a 2020 dividend for approval of the Company’s general stockholders’ meeting held on April 28, 2020. On April 28, 2021, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,053.4 million, which represents payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 27, 2022, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,053.4 million, which represents payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 26, 2023, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,053.4 million, which represents payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted on and approved at the applicable general stockholders’ meetings.

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

Risk Factors Related to the COVID-19 Pandemic

The COVID-19 Pandemic May Have a Material Adverse Effect on Our Business, Financial Position and Results of Operations

For the year ended December 31, 2022, the COVID-19 pandemic still had a negative effect on our business, financial position and results of operations, and it is currently difficult to predict the degree of the impact in the future.

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

Substantially all non-essential economic activities are open. However, a resurgence of COVID-19, an increase in infection rates or the effect of new variants could trigger a renewal of government restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines, which could be expensive or burdensome to implement, and which may affect our operations.

The magnitude of the continuing impact of COVID-19 and new emerging variants on our business will depend on the duration and extent of the COVID-19 pandemic, the impact of federal, state, local and foreign governmental actions, consumer behavior in response to the COVID-19 pandemic and such governmental actions, as well as economic and operating conditions in the aftermath of COVID-19. Due to the evolving and uncertain nature of the COVID-19 pandemic and the risk of new variants, we are not able to estimate the full extent of the impact that COVID-19 may have on our business, financial position and results of operations over the near, medium or long-term.

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

Mexico Has Experienced Adverse Economic Conditions, Which Could Have a Negative Impact on Our Results of Operations and Financial Condition

Mexico has historically experienced uneven periods of economic growth. Mexican gross domestic product, or GDP, decreased by 8.2% in 2020, increased by 4.7% in 2021, and increased by 3.1% in 2022. Mexican GDP fell short of the Mexican government forecast in 2022 and, according to analysts, Mexican GDP is expected to increase 1.40% in 2023. We cannot assure that these estimates and forecasts will prove to be accurate.

Any future economic downturn, including downturns in the United States, Europe, Asia or anywhere else in the world, could affect our financial condition and results of operations. For example, demand for publications, cable television, direct-to-home, or DTH, satellite services, pay-per-view programming, telecommunications services and other services and products we provide may decrease because consumers may find it difficult to pay for these services and products. Additionally, there can be no assurance that a Mexican sovereign debt rating downgrade would not adversely affect our business, financial condition, results of operations or the price of our securities. Finally, the economic recovery is uncertain due to the COVID-19 pandemic.

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

In response to the Russian invasion of Ukraine, many jurisdictions, including the United States, United Kingdom, and European Union, have imposed sanctions, export controls, import bans, new investment prohibitions, and other trade restrictions on Russia. While Mexico has thus far refrained from imposing such trade restrictions against Russia, the conflict in Ukraine and related sanctions against Russia may affect international macroeconomic conditions.

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

We cannot assure that events in other emerging market countries, in the United States or elsewhere will not materially adversely affect our business, financial condition, results of operations, cash flows, prospects and the market price of our shares. The United Kingdom left the European Union on January 31, 2020 (“Brexit”); the relationship between the UK and the EU is governed by the post-Brexit trade and cooperation agreement, which covers (inter alia) trade, travel and immigration. Post-Brexit, the United Kingdom and Mexico negotiated and signed a trade agreement, the UK-Mexico Trade Continuity Agreement, which came into force on June 1, 2021. Brexit has caused, and may continue to cause, both significant volatility in global stock markets and currency exchange rate fluctuations, as well as create significant uncertainty. Further, in May 2022, the Bank of England warned of a significant probability of a Brexit-related recession in the United Kingdom, which may be further impacted by the negative economic effects of the COVID-19 pandemic and rising inflation.

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

An Increase in Interest Rates in the United States Could Adversely Impact the Mexican Economy and May Have a Negative Effect on Our Financial Condition or Performance

A decision by the U.S. Federal Reserve to increase applicable interest rates for banks’ reserves may lead to a general increase in interest rates in the United States. For instance, during 2022, and continuing into 2023, in response to increased inflation, the Federal Reserve raised interest rates significantly and may continue to implement further increases. This, in turn, may redirect the flow of capital from emerging markets into the United States because investors may be able to obtain greater risk-adjusted returns in larger or more developed economies than in Mexico. Thus, companies in emerging market economies such as Mexico could find it more difficult and expensive to borrow capital and refinance existing debt. This may negatively affect our potential for economic growth and our ability to refinance our existing debt and could materially adversely affect our business, financial condition, results of operations, cash flows, prospects and the market price of our shares.

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

High Inflation Rates in Mexico May Decrease Demand for Our Services While Increasing Our Costs

In the past, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 3.2% in 2020, 7.4% in 2021, 7.8% in 2022 and is projected to be 5.15% in 2023. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States. High inflation rates can adversely affect our business, financial condition and results of operations.

High Interest Rates in Mexico Could Increase Our Financing Costs

During the past year, Mexican interest rates increased in line with global market movements. The interest rates on 28-day Mexican government treasury securities averaged 5.3%, 4.6%, and 7.9% for 2020, 2021, and 2022 respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

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

The economic plan for 2023 does not include any changes to the Mexican Income Tax Law, the Mexican Value Added Tax Law or the Mexican Federal Tax Code. Pursuant to the Federal Income Tax Law approved by the Mexican Congress for 2023, the withholding income tax rate applicable to payments of interest made by Mexican financial entities was increased from 0.08% to 0.15%.

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

The Preponderance Decision imposes on the Preponderant Economic Agent various measures, terms, conditions and restrictive obligations, including the following:

●	Infrastructure sharing — The Preponderant Economic Agent must make its passive broadcasting infrastructure available to third-party concessionaires of broadcast television for commercial purposes in a non-discriminatory and non-exclusive manner, with the exception of broadcasters that, at the time the measures enter into force, have 12 MHz or more of radio-electric spectrum in the geographic area concerned. Such passive broadcasting infrastructure includes, among others, non-electronic elements at transmitting locations, rights of way, ducts, masts, trenches, towers, poles, security, sites, land, energy sources and air conditioning system elements. This action may result in the Preponderant Economic Agent being bound to incur substantial additional costs and obligations in complying with this requirement, as well as affecting the results of operations. Furthermore, this measure will facilitate the entry and expansion of new competitors in the broadcasting industry without such competitors having to incur costs or investment expenses that new businesses in this industry otherwise would have made and which we incurred in the past and will continue incurring in the future in order to remain competitive. A first infrastructure offer with the terms and conditions to make our passive broadcasting infrastructure available to third-party concessionaires was published on our website on December 19, 2014 and was valid until December 31, 2016. This was succeeded by a second infrastructure offer, which we published on our website on November 30, 2016 and which was effective as of January 1, 2017. This was succeeded by a third infrastructure offer, which we published on our website on November 30, 2017 and was valid from January 1, 2018 until December 31, 2019, which was declared unconstitutional by the Supreme Court on November 26, 2019. This was succeeded by a fourth infrastructure offer, which we published on our website on November 30, 2019, to be effective from January 1, 2020 through December 31, 2021. This was succeeded by a fifth infrastructure offer, which we published on our website on November 30, 2021, to be effective from January 1, 2022 through December 31, 2023. The price to be paid by the concessionaires for the use of our infrastructure on the fifth infrastructure offer is subject to negotiation. In relation to the Preponderance Decision, a sixth infrastructure offer, effective from January 1, 2024, is being prepared to be presented before the IFT for its approval. As of the date of this report, we have not received any request from third-party concessionaries regarding such infrastructure offer; however, we are unable to predict the impact of the use of the fifth infrastructure offer on our businesses, results of operations and financial conditions of certain of our subsidiaries that hold concessions and/or provide services in the areas of broadcasting and telecommunications.
●	Advertising sales — According to the Preponderance Decision, the Preponderant Economic Agent must deliver to IFT the terms and conditions of its broadcast advertising services and fee structures, including commercials, packages, discount plans and any other commercial offerings and publish them on its webpage. The Preponderant Economic Agent also must make publicly available on its website its forms of contracts and terms of sale for each service. Based on this decision, the Preponderant Economic Agent is expressly prohibited from refusing to sell advertising and/or discriminating with respect to the advertising spaces being offered. If IFT considers that the Preponderant Economic Agent has failed to comply with the foregoing, IFT may order the Preponderant Economic Agent to make its advertising spaces available, which, in turn, could affect the ability of the Preponderant Economic Agent to carry out its advertising sales plans in an efficient and competitive manner, affecting its operating results. This provision may also affect the ability of the Preponderant Economic Agent to offer competitive rates to its customers.
●	Prohibition on acquiring certain exclusive content — The Preponderant Economic Agent may not acquire transmission rights, on an exclusive basis, for any location within Mexico with respect to certain relevant content, determined by IFT in the “Ruling whereby IFT identifies the relevant audiovisual contents in terms and for the purposes of the fourth measure and the second transitory article of the fourth attachment of the Telecommunication Preponderance Decision and the Broadcasting Preponderance Decision”, or the Relevant Content Ruling, which list may be updated every two years by IFT. Relevant content is defined as programs with a high expected level of regional or national audience and with unique characteristics that in the past have generated high levels of national or regional audiences. The Relevant Content Ruling identified certain programs that would be considered relevant content, namely, Mexican national soccer team games, the opening and closing ceremonies of the Olympic Games, the opening and closing ceremonies and semifinals and finals of the FIFA World Cup, and the finals of the Mexican Soccer League. Also on November 14, 2018, IFT updated the list, eliminating the opening and closing ceremonies of the Olympic Games and adding 16 matches of the FIFA World Cup, semifinals of the Mexican Soccer League and the Super Bowl. This Ruling applies to the Preponderant Economic Agents and may limit the ability of the Preponderant Economic Agents to negotiate and have access to this content and could affect their ability to acquire content in the medium and long term, which could significantly and adversely affect their revenues and results of operations from the sale of advertising, as well as the quality of the programming offered for their audiences.

●	Over-the-air channels — When the Preponderant Economic Agent offers any of its over-the-air channels, or channels that have at least 50% of the programming that is broadcast daily between 6:00 a.m. and midnight on such channels, to its affiliates, subsidiaries, related parties or third parties, for distribution through a different technological platform than over-the-air broadcast television, the Preponderant Economic Agent must offer these channels to any other person that asks for distribution over the same platform as the Preponderant Economic Agent has offered, on the same terms and conditions. Also, if the Preponderant Economic Agent offers a package of two or more of these channels, it must also offer them in an unpackaged form upon request.
●	Prohibition on participating in “buyers’ clubs” or syndicates to acquire audiovisual content, without IFT’s prior approval — The Preponderant Economic Agent may not enter into or remain a member of any “buyers’ club” or syndicates of audiovisual content unless it has received the prior approval of IFT. A “buyers’ club” is defined as any arrangement between two or more economic agents to jointly acquire broadcast rights to audiovisual content in order to obtain better contractual terms. This may result in the Preponderant Economic Agent not having exclusive access to certain audiovisual content and consequently its audiences may move to other broadcast television transmissions or other technological platforms that transmit such content. It may also result in its acquisition costs significantly increasing, which can affect business strategy, financial condition and results of operations.

On February 27, 2017, as part of the biannual review of the broadcasting sector preponderance rules, IFT amended various measures, terms, conditions and restrictive obligations (the “New Preponderance Measures”) as follows:

●	Infrastructure sharing — In addition to the previously imposed obligations regarding the sharing of passive infrastructure, the New Preponderance Measures have (i) included the service of signal emissions in the event that no passive infrastructure exists on the relevant requested site, which was declared unconstitutional by the Supreme Court on November 26, 2019; (ii) strengthened the supervision of services provided by the Preponderant Economic Agent and tariff arrangements made with its clients; (iii) included certain rules relating to publicity of its tariffs; and (iv) included a new electronic management system. Under the New Preponderance Measures, the IFT determined specific tariffs for our third and fourth infrastructure offers.
●	Prohibition on acquiring certain exclusive content — This measure has been modified by enabling the Preponderant Economic Agent to acquire relevant content under certain circumstances as long as it obtains the sublicense of such transmission rights to the other broadcasters of over-the-air television in Mexico on non-discriminatory terms.
●	Advertising sales — IFT modified this measure by including specific requirements to the Preponderant Economic Agent in its provision of over the air advertising services, particularly to telecommunications companies, which include (i) publishing and delivering to IFT specific information regarding tariffs, discount plans, contracting and sales terms and conditions, contract forms and other relevant practices; and (ii) prohibiting discrimination, refusals to deal, conditioned sales and other conditions that inhibit competition. The Preponderant Economic Agent also has to provide very detailed information to IFT on a recurrent basis of over the air advertising services related to telecommunications companies.
●	Accounting separation — We, as the Preponderant Economic Agent, are required to implement an accounting separation methodology following the criteria defined by IFT for those purposes, which criteria were published in the Diario Oficial de la Federación, or the Official Gazette of the Federation, on December 29, 2017. Such criteria were amended by a first amendment published on October 29, 2018, where IFT simplified some reporting obligations for accounting separation for entities that are part of the Preponderant Economic Agent, other than our subsidiaries. Furthermore, a second amendment was published on December 19, 2019, where IFT deferred the deadline for the filing of the accounting separation exercises for the fiscal years 2017 and 2018 to July 31, 2019, which we filed timely. We timely filed the accounting separation methodology for fiscal years 2020 and 2021, and have begun the process of the accounting separation methodology for fiscal year 2022, which will be filed with IFT later in 2023.

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

The most recent biannual review of the broadcasting sector preponderance rules that began in 2019 was concluded due to the resolution of the amparo. A new biannual review will take place in 2023.

The Telecom Reform provided for a public bid or auction to grant licenses to establish the National Digital Networks. The “Auction Program for Digital Television Broadcast Frequencies” took place in 2014 and the first part of 2015. See “— Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”.

The LFTR provides that integrated sole concessions will be renewed for terms equal to the maximum terms for which they could be granted, namely, up to 30 years. To request the renewal of a concession, a concession holder must: (i) file its request with IFT one year prior to the beginning of the fifth period of the term of the concession; (ii) comply with its obligations established in the applicable laws and in the concession title; and (iii) accept the new conditions that IFT may impose. In such cases, IFT will issue its ruling within 180 days following the date the concession holder files the renewal request. If IFT does not issue its ruling within 180 days, the renewal will be automatically granted.

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

As part of our expansion of our Cable business, on December 17, 2018, we acquired FTTH under the provisions set forth in transitory Article 9 of LFTR. On May 8, 2019, the IFT launched an investigation to analyze if, as a result of the transaction, the Company and TVSA acquired substantial power in the market of telecommunications networks providing voice, data or video services. On September 4, 2019, the IFT Investigative Authority issued a preliminary opinion, whereby it assessed that there were elements to determine that the Company had substantial power in 35 relevant markets of the telecommunications networks that provide restricted television and audio services. Those relevant markets comprise 35 municipalities in the following States: Aguascalientes, Chihuahua, Ciudad de México, Estado de México, Jalisco, Nuevo León and San Luis Potosí. As a response to the preliminary opinion, the Company presented its position and provided evidence to prove that the Company does not hold substantial power in the relevant markets established in the preliminary opinion. On November 26, 2020, the IFT notified the Company of the final resolution confirming the existence of substantial power in the 35 relevant markets of restricted television and audio services. Consequently, on December 17, 2020, the Company filed three amparos challenging the constitutionality of the resolution. Some of the consequences derived from the determination of substantial market power, are applicable as a matter of law and others may be imposed by IFT in a new procedure in accordance with the LFTR; these may consist of: (i) the obligation to obtain IFT’s approval and to register the rates for our services; (ii) to inform the IFT in case of the adoption of new technology or modifications to the network; (iii) the agent with substantial power may not be entitled to the benefits of some rules of the “must carry” and “must offer” provisions; and (iv) the implementation of accounting separation.

In October 2022, the Company, TVSA and certain subsidiaries of the Company’s Cable and Sky segments (the “Complainants”) obtained favorable amparo resolutions from a specialized federal judge. The resolutions ruled that the IFT’s determination regarding substantial power in the market of restricted television and audio services in 35 Mexican municipalities, following the acquisition of Axtel, S.A.B. de C.V.’s residential optical fiber-to-the-home and related assets in 2018, was unconstitutional. In the event that an authority challenges these resolutions, the Complainants would continue defending the judgment and would seek to extend the effects of its protection.

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

See “Information on the Company—Business Overview—Regulation—Telecom Reform and Broadcasting Regulations”.

Risk Factors Related to Our Major Stockholders

Emilio Azcárraga Jean Has and Will Have Substantial Influence Over Our Management and the Interests of Mr. Azcárraga Jean may Differ from Those of Other Stockholders

We have four classes of common stock: Series “A” Shares, Series “B” Shares, Series “D” Shares, and Series “L” Shares. A trust for the benefit of Emilio Azcárraga Jean, or the Azcárraga Trust, currently holds 44.4% of the outstanding Series “A” shares, 0.1% of the outstanding Series “B” shares, 0.1% of the outstanding Series “D” shares and 0.1% of the outstanding Series “L” shares of the Company. As a result, Emilio Azcárraga Jean controls the vote of most of the shares held through the Azcárraga Trust. The Series “A” Shares held through the Azcárraga Trust constitute a majority of the Series “A” Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying Series “A” Shares in accordance with the trust agreement governing the CPOs and the Company’s bylaws. Accordingly, and so long as non-Mexicans own more than a minimal number of Series “A” Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws. See “Major Stockholders and Related Party Transactions — The Major Stockholders”.

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

We hold a number of concessions from IFT (previously from SCT) to broadcast programming over television stations, and to provide telecommunication services. In November 2018, all of our digital broadcast television concessions were renewed and, as a consequence, IFT delivered to the Company concessions (i) for the use of spectrum until 2042 and (ii) that grant the authorization to provide digital broadcasting television services until 2052. See “—Risk Factors Related to Mexico—Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”. The expiration dates of our cable concessions range from 2026 to 2056 and our DTH concessions expire between 2030 and 2056. Cablevisión obtained a telecommunications concession that expires in 2029, which changed to an integrated sole concession in 2019, but keeping its original term. Before the Telecom Reform in 2013, the SCT typically renewed the concessions of those concessionaires that complied with the applicable renewal procedures under Mexican law and with their obligations under the concession. In July 2014, the Mexican Federal Congress enacted the LFTR, which provides that integrated sole concessions will be renewed for terms equal to the maximum terms for which they could be granted, namely, up to 30 years, except for spectrum which will be renewed for terms of 20 years, and in case of concessions for the use of radio-spectrum, the maximum term for renewal is 20 years.

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

Our DTH satellite business faces competition from various competitors, including Dish Mexico, a DTH satellite pay-TV platform which launched its services in Mexico at the end of 2008, Star TV, a Dish Satellite pay-TV platform, Mega Cable Comunicaciones, S.A. de C.V., or Megacable, Total Play, as well as from Digital TV and OTT and AVOD platforms, and cable television companies which are subsidiaries of the Company. In addition, the DTH market competes with other media with respect to advertising and sales, including Pay-TV, outdoor advertising and publishing, among others.

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

Any Incidents Affecting Our Network and Information Systems or Other Technologies Could Have an Adverse Impact on Our Business, Reputation and Results of Operations.

Our business operations rely heavily on network and information systems and other technology systems, including cloud computing. We also rely on our information technology systems and those from third-parties. Incidents affecting these systems, such as cyber-attacks, malware (including deployment of ransomware) and other destructive or disruptive activities, process breakdowns, outages, or accidental release of information could result in a disruption of our operations, improper disclosure of personal data of clients, subscribers, or employees, or other privileged or confidential information, or unauthorized access to our digital content or any other type of intellectual property. It is common for a company such as ours to be subjected to continuous attempted cyber-attacks or other malicious efforts designed to cause a cybersecurity incident. Such attempts, if successful, could damage our reputation and may require us to expend substantial resources on litigation, regulatory investigation and enforcement, and remediation costs, and could therefore have a material adverse effect on our business, reputation and results of operations. We continue to work closely with our outside advisors to prevent cybersecurity incidents, and to invest in maintaining and improving our cybersecurity resilience, and the Company’s cybersecurity risks, and mitigation actions are monitored by our Audit Committee and reported to our Board of Directors; however, we cannot assure that we or our respective third-party service providers will not experience any future security breaches, cyber-attacks or unauthorized disclosures. Because of the continuously evolving nature of the tools and methods used by hackers and cyber criminals, including with respect to the cloud computing environment, there can be no assurance that our preventative efforts can fully prevent or mitigate all such incidents or be successful in avoiding harm to our business in the future.

We are subject to a variety of global laws, regulations, and rules related to privacy and personal data protection, which are evolving, and increased public scrutiny of privacy and security issues could result in increased government regulation, industry standards, and other legal obligations that could adversely affect our business.

In the ordinary course of business and in particular in connection with content acquisition, making our services and products available to consumers, we collect and utilize information supplied by consumers and other third parties, which may include personal information and other data. As a result, we are subject to laws, rules and regulations in Mexico, the European Union (“E.U.”), the U.S., and in other countries relating to privacy and the collection, use and security of personal information.

A growing number of global jurisdictions have passed and/or are considering legislation implementing privacy and data protection requirements that could increase the cost and complexity of delivering our product and services. For example, in Mexico, the Federal Law for Protection of Personal Data Held by Private Persons (Ley Federal de Protección de Datos Personales en Posesión de los Particulares) protects personal data collected by us and, among other things, requires that we ensure the confidentiality of information received from customers.

Also, in the E.U., the General Data Protection Regulation (the “GDPR”) imposes stringent operational requirements for entities processing personal data, restricts the trans-border flow of certain personal data, and imposes significant penalties of up to the greater of 20 million euros or 4% of the annual global revenue of a noncompliant company for violations of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by data subjects. Ensuring compliance with the GDPR and similar laws is an ongoing commitment that involves substantial costs, and it is possible that despite our efforts, governmental authorities or third parties will assert that our services or business practices fail to comply.

In the U.S., the California Consumer Privacy Act (“CCPA”), as amended by the California Consumer Privacy Rights Act effective January 1, 2023, regulates companies’ use and disclosure of the personal information of California residents, gives California residents rights with respect to their personal information, and authorizes enforcement actions by the California Attorney General and the California Privacy Protection Agency and private class actions for data breaches. The CCPA marked the beginning of a trend toward more stringent state data privacy legislation in the United States. For example, Virginia’s Consumer Data Protection Act took effect on January 1, 2023, and Colorado, Utah, and Connecticut have adopted new state data protection laws, which are set to take effect later in 2023. Each of these laws will regulate the way that companies collect, use, and share personal information about certain consumers located in those states. Many similar laws have been proposed at the federal and state level that would impose restrictions on our ability to collect, use and disclose, and increase our obligations to safeguard, certain consumer information.

Given the breadth and depth of changes in global data protection obligations, compliance has caused us to expend significant resources, and such expenditures are likely to continue into the future as we continue our compliance efforts. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

These laws and regulations are subject to frequent changes and amendments, and sometimes conflict among the various jurisdictions and countries in which we do business. It also is possible that they may be interpreted and applied in a manner that is inconsistent with our data privacy and information security practices. If we are unable to develop and offer our products and services in a manner that meets legal requirements or if we violate or are perceived to violate any of these laws, regulations, or other obligations relating to data privacy, data protection, or information security, we may experience reduced demand for our products and services, harm to our reputation, or become subject to increased compliance costs, investigations, litigation, or regulatory action, which could expose us to significant fines, penalties, and other damages, or require us to make changes to our business practices, all of which could have a material adverse effect on our business, financial condition, and results of operations.

Following the Consummation of the TelevisaUnivision Transaction, Our Continuing Operations Are Less Diversified, Primarily Focused On Our Cable, Sky and Other Businesses Segments, and Rely Significantly On Contractual Arrangements With TelevisaUnivision to Provide Content For Our Operations

Following the completion of the TelevisaUnivision Transaction, revenue from our continuing operations is less diversified. Due to the combination of our former Content business with TelevisaUnivision, our results of operations have been more reliant on our Cable, Sky and Other Businesses segments, which increases our exposure to the risks of such businesses.

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

Furthermore, on October 27, 2022, our Board of Directors approved a reorganization proposal to spin-off certain businesses that are part of our Other Businesses segment, including our futbol operations, the Azteca Stadium, the gaming operations, and the publishing and distribution of magazines, as well as certain related assets and real estate. For more information regarding the potential spin-off, please see “Information on the Company—Business Overview—Other Businesses—Spin-off of Certain Businesses of Our Other Businesses Segment.”

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

Changes in U.S. Tax Law Might Adversely Affect the Results of Operations of Our U.S. Subsidiaries, Affiliates and Joint Venture Entities

On December 22, 2017, the United States enacted into law the Tax Cuts and Jobs Act of 2017 (the “TCJA”). The TCJA introduced significant changes to U.S. federal income tax laws applicable to our U.S. subsidiaries, affiliates and joint venture entities including the reduction of the U.S. federal corporate income tax rate from a maximum rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense, limitation of the tax deduction for net operating losses, enactment of an immediate deduction for certain new investments, repeal of the corporate alternative minimum tax, and modification or elimination of many business deductions and credits.

The TCJA also imposed a new minimum tax called the Base Erosion and Anti-Abuse Tax (the “BEAT”) on certain U.S. corporations. The BEAT is imposed on certain deductible amounts paid by a U.S. corporation that (i) has aggregate gross receipts of at least $1.5 billion over its three prior taxable years and (ii) is at least 25%-owned by a non-U.S. person (or otherwise related to a non-U.S. person in specified circumstances). The BEAT taxes “modified taxable income” of a U.S. corporation described above at a rate of 5% beginning in 2018, increasing to 10% in 2019 and 12.5% in 2026. In general, modified taxable income is calculated by adding back to the U.S. corporation’s regular taxable income the amount of certain “base erosion tax benefits” with respect to payments to foreign affiliates, as well as the “base erosion percentage” of any net operating loss deductions. The BEAT applies only to the extent it exceeds the U.S. corporation’s regular corporate income tax liability (determined without regard to certain tax credits). At present, we do not expect the BEAT to apply to our U.S. subsidiaries, affiliates and joint ventures, however, it is possible that the BEAT could apply in future years.

On August 16, 2022, the United States enacted into law the Inflation Reduction Act of 2022 (the “IRA”) into law. The IRA establishes a 15% corporate minimum tax effective for taxable years beginning after December 31, 2022, in addition to other changes to the U.S. federal income tax laws. At present, we do not expect the tax-related provisions of the IRA to have a material impact on our financial results.

Risk Factors Related to TelevisaUnivision

The Results of Operations of TelevisaUnivision May Affect Our Financial Performance and the Value of Our Investment in that Company; Key Members of Our Management Team Also Participate in the Management of the Mexican Content Business of TelevisaUnivision

We have a substantial investment in TelevisaUnivision, the parent company of Univision Holdings, Inc. (formerly known as Broadcasting Media Partners, Inc., or BMP) (“UHI”) and Univision Communications Inc. (“UCI” and jointly with TelevisaUnivision and UHI, “Univision”). On January 31, 2022, we consummated a transaction (the “TelevisaUnivision Transaction”) with UHI and, for the limited purposes set forth in the transaction agreement (the “2021 Transaction Agreement”), affiliates of Searchlight Capital Partners, LP (“Searchlight”), ForgeLight LLC (“ForgeLight”) and Liberty Global plc, through its venture investment vehicle (“Liberty Global”), pursuant to which, among other things, we contributed our former Content business segment (other than the main real estate associated with the production facilities and Mexican over-the air broadcast concessions and transmission infrastructure, as well as certain assets relating to our former news business which was transferred at closing to an entity controlled by Emilio Fernando Azcárraga Jean (the “News Company”)) to UHI. After the closing of the TelevisaUnivision Transaction, news programs are owned by the News Company and licensed to TelevisaUnivision. In consideration for the contribution of our former Content business, we received approximately U.S. $4.5 billion in a combination of cash (U.S. $3.0 billion) and U.S. $1.5 billion of common and preferred shares of TelevisaUnivision, excluding post-closing adjustments. The TelevisaUnivision Transaction was partially financed by UHI through a new Series C preferred equity investment in TelevisaUnivision of U.S. $1.0 billion in the aggregate led by the SoftBank Latin American Fund, along with ForgeLight, with participation from Google and The Raine Group, as well as debt financing. As of March 31, 2023, we owned a 44% equity interest on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) in TelevisaUnivision. However, we do not control TelevisaUnivision. As a result, we do not consolidate TelevisaUnivision’s results and we no longer consolidate the results of the former Content business segment that we contributed in the TelevisaUnivision Transaction. Our investment in TelevisaUnivision is currently held in the form of shares of common stock and convertible preferred stock. The value of the common stock and preferred stock of TelevisaUnivision, neither of which are publicly traded, will fluctuate and could materially increase or decrease in value.

The value of those shares of TelevisaUnivision common stock and convertible preferred stock, and thus the value of our investment in TelevisaUnivision and our reported results of operations, will be affected by the results of operations of TelevisaUnivision and its subsidiaries. The business, financial condition and results of operations of TelevisaUnivision and its subsidiaries could be materially and adversely affected by risks including, but not limited to: (i) TelevisaUnivision’s inability or failure to service or refinance its debt, particularly in an increasing interest rate environment; (ii) cancellation, reductions or postponements of advertising; (iii) adverse global and national economic conditions, including inflationary pressures; (iv) changes in the size of the U.S. Hispanic population, including the impact of U.S. federal and state immigration legislation and policies on both the U.S. Hispanic population and persons emigrating from Latin America, as well as an increase in the preference among Hispanics for English-language programming, or Spanish-language programming on platforms other than those of TelevisaUnivision; (v) an increase in the cost of, and/or decrease in the supply, quality of and/or demand for, TelevisaUnivision’s content; (vi) changes in the rules and regulations of the Federal Communications Commission, or the FCC, as well as other federal, state and local regulations, including those applicable in Mexico; (vii) competitive pressures from other broadcasters, content distributors and other entertainment and news media, particularly in the New York, Los Angeles and Miami-Fort Lauderdale markets, where a large percentage of TelevisaUnivision’s target audience lives; (viii) TelevisaUnivision’s failure to retain the rights to popular programming, including sports programming; (ix) TelevisaUnivision’s failure to renew existing carriage agreements or reach new carriage agreements with multichannel video programming distributors; (x) possible strikes or other union job actions; (xi) the impact of new technologies as well as TelevisaUnivision’s ability to successfully operate ViX, its recently launched streaming operations and premium streaming operations; and (xii) failure to develop, produce or acquire content for, attract customers for and/or profitably commercialize ViX as a Spanish-language streaming platform.

The COVID-19 pandemic has had, and continues to have, an adverse impact on TelevisaUnivision, due to, among other things, the negative impact on advertising trends and advertising revenue, suspension of sporting events and curtailment or suspension of other programming production to which TelevisaUnivision has broadcast rights, reductions or delays in the production of programming by TelevisaUnvision’s partners and general COVID-19 related disruptions to business and operations. TelevisaUnivision’s customers generally may cancel, reduce or postpone advertising orders without penalty. Customers have and may continue to further alter their purchasing activities in response to the current and future economic environment, and, among other things, customers may continue to change or scale back future purchases of advertising. Any material cancellations, reductions or postponements of advertising or reduced advertising rates for any of the foregoing reasons would adversely affect advertising revenues and could have a material adverse effect on TelevisaUnivision’s business, financial condition and results of operations. Due to the evolving and uncertain nature of developments related to the COVID-19 pandemic, we cannot estimate the impact on TelevisaUnivision’s businesses, financial condition or near or longer-term financial or operational results with certainty.

In addition, TelevisaUnivision began integrating our former Content business with its operations in January 2022. TelevisaUnivision continues to evaluate the estimates of synergies to be realized from the TelevisaUnivision Transaction, so the actual cost and/or revenue synergies could differ materially from the current estimates. It is uncertain if TelevisaUnivision will achieve the full amount of cost and/or revenue synergies on the anticipated schedule or at all. A failure to meet the challenges involved in integrating the businesses and to realize the anticipated benefits of the TelevisaUnivision Transaction could cause an interruption of, or a loss of momentum in, the activities of TelevisaUnivision’s post-acquisition businesses. If the integration process takes longer than expected or is more costly than expected, TelevisaUnivision’s existing business and operational relationships with customers, employees and other counterparties are not maintained, unforeseen expenses or liabilities arise, or the integration otherwise is not successful, the anticipated benefits of the TelevisaUnivision Transaction may not be realized fully or at all, or may take longer to realize than expected, and the value of our investment in TelevisaUnivision may decline.

There can be no assurance that the results of operations of TelevisaUnivision and its respective subsidiaries will be sufficient to maintain or increase the value of our investment, or that such results will not materially and adversely affect our business, financial condition and results of operations. In addition, no public market exists for TelevisaUnivision’s shares, and such shares are subject to transfer restrictions, so there can be no assurance that we will be able to realize value from our investment in TelevisaUnivision at a time when it may be beneficial for us to do so, or at all. For a discussion of our investment in TelevisaUnivision, see “Information on the Company—Business Overview—TelevisaUnivision”.

In addition, as part of the combination of our former Content business with TelevisaUnivision’s other operations, Messrs. Bernardo Gómez Martínez and Alfonso de Angoitia Noriega became part of the management team of the Mexican content business of TelevisaUnivision. These individuals also continue to serve as Co-Chief Executive Officers of the Company. As a result, they do not devote all of their time to either TelevisaUnivision or the Company. Additionally, our directors and officers may have interests that are different from those of our shareholders and actual or apparent conflicts of interest may arise with respect to matters involving or affecting us and TelevisaUnivision.

The Performance of TelevisaUnivision May Affect the Market Price of Our Shares and of Our CPOs or GDSs, the Underlying Asset of Which Are Our Shares

As of March 31, 2023, we owned a 44% equity interest on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) in TelevisaUnivision. Such interest forms an important part of our assets and an important part of our share of income of associates and joint ventures. As a result of the foregoing, the performance of TelevisaUnivision may have an effect on the market price of our shares or of the CPOs or GDSs, the underlying asset of which are the shares of Grupo Televisa. In addition, changes in market conditions of U.S. media companies could impact the valuation of TelevisaUnivision and may affect the market price of our shares.

Although We Have a Large Equity Interest in TelevisaUnivision, We Do Not Control TelevisaUnivision and Its Interests May Differ From Those of Grupo Televisa or Other Investors in TelevisaUnivision and Grupo Televisa’s Interests May Differ From Those of Other Investors in TelevisaUnivision

We are the largest shareholder of TelevisaUnivision, and we are entitled to appoint five directors to the Board of Directors of TelevisaUnivision, including the chairperson. However, such equity interest and our governance rights do not grant us control over TelevisaUnivision, and TelevisaUnivision is deemed an “associate” (asociada) of ours under current applicable accounting standards. As a result of the foregoing, if the interests of the rest of the investors of TelevisaUnivision differ from our interests, TelevisaUnivision may conduct its businesses differently than the way that is in the best interests of us and our shareholders, and such change may have an adverse effect on our financial position and results of operations and the expected benefits of the TelevisaUnivision Transaction. In particular, the other major investors in TelevisaUnivision are in the business of making investments in companies and may, from time to time, acquire and hold interest in businesses that compete directly or indirectly with TelevisaUnivision, as well as businesses that represent major customers of TelevisaUnivision. Such investors may also pursue acquisition opportunities that may be complementary to the business of TelevisaUnivision, and as a result, those acquisition opportunities may not be available to TelevisaUnivision. Such transactions may have an adverse effect on our financial position and results of operations and the expected benefits of the TelevisaUnivision Transaction.

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

Non-Mexicans May Not Hold Series “A” Shares, Series “B” Shares or Series “D” Shares Directly and Must Have Them Held in a Trust at All Times

As a result of the Telecom Reform, the regulatory framework was amended to allow foreign direct investment of up to 100% of the equity interest of Mexican companies doing business in telecommunications and satellite communications, and up to 49% in the broadcasting sector, subject to reciprocity from the country of the ultimate investor. Notwithstanding the above, the trust governing the CPOs and our bylaws still restrict non-Mexicans from directly owning Series “A” Shares, Series “B” Shares or Series “D” Shares. Non-Mexicans may hold Series “A” Shares, Series “B” Shares or Series “D” Shares indirectly through the CPO Trust, which will control the voting of such shares. Under the terms of the CPO Trust, a non-Mexican holder of CPOs or GDSs may instruct the CPO Trustee to request that we issue and deliver certificates representing each of the shares underlying its CPOs so that the CPO Trustee may sell, to a third party entitled to hold the shares, all of these shares and deliver to the holder any proceeds derived from the sale.

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

Capital Expenditures

The table below sets forth our expected capital expenditures for the year ended December 31, 2023 and our actual capital expenditures, investments in joint ventures and associates, and acquisitions for the years ended December 31, 2022, 2021 and 2020.

	Year Ended December 31,(1)(2)
	2023		2022		2021		2020
	(Expected)		(Actual)		(Actual)		(Actual)

	(Millions of U.S. Dollars)
Capital expenditures	U.S.$	820.0	U.S.$	859.8	U.S.$	1,149.1	U.S.$	939.4
GTAC(3)		11.6		8.4		6.4		6.3
Other acquisitions and investments		—		—		53.3		27.8
Total capital expenditures and investments	U.S.$	831.6	U.S.$	868.2	U.S.$	1,208.8	U.S.$	973.5
(1)	Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2022, 2021 and 2020 were paid for in Pesos. These Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made. See “Key Information - Selected Financial Data”.
(2)	See “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity.”
(3)	See “—Business Overview—Our Operations—Cable”, and “—Business Overview—Investments” for a discussion of GTAC, Cablecom, Telecable and TVI.

In 2022, 2021 and 2020, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2023 and potential capital expenditures, investments and/or acquisitions going forward, which could be substantial in size, through a combination of cash from operations, cash on hand, equity securities, and/or the incurrence of debt, or a combination thereof.

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

In addition, the Company is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-language content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable and pay-TV operators and over-the-top or “OTT” streaming services.

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

We are the largest shareholder of TelevisaUnivision, a leading media company producing, creating and distributing Spanish speaking content through several broadcast channels in Mexico, the United States and over 50 countries through TV networks, cable operators and over-the-top services. We intend to continue exploring potential ventures and business opportunities with TelevisaUnivision.

In addition, we intend to continue to analyze opportunities to expand our business by developing new business initiatives and/or through business acquisitions and investments. We also continue to evaluate strategic alternatives for our portfolio of non-core assets.

Continue Building Our Cable and DTH Platforms

Cable. We are a shareholder of several Mexican cable companies. For example:

●	we own a 51% controlling stake in Cablevisión, which operates in Mexico City and its metropolitan area, where it offers cable television, high speed internet and IP telephony services;
●	we own TVI, which offers cable television, data and voice services in the metropolitan area of Monterrey and other areas of northern Mexico; it also offers specific data and voice services in the metropolitan area of Mexico City;
●	we own Cablemás, which operates in approximately 106 cities in Mexico where it offers cable television, high speed internet and telephony services;
●	we own Cablecom, which offers cable television, high speed internet, telephony, value added services and virtual networks to corporate customers located in 15 states of Mexico;
●	we own Telecable, a cable company that provides video, data and telephony (including mobile telephony services as a mobile virtual network operator) services in Mexico, primarily in the states of Guanajuato, Jalisco, Aguascalientes, Querétaro, Tamaulipas, Colima, Nayarit and Chiapas, among others; and
●	since December 17, 2018, we own the residential fiber-to-the-home business, and related assets, acquired from Axtel in Mexico City, Zapopan, Monterrey, Aguascalientes, San Luis Potosí and Ciudad Juárez, through the acquisition of 100% of the equity interests of FTTH.

With a consolidated 6.6 million subscriber base and 18.7 million homes passed as of December 31, 2022, these companies are important service providers in Mexico. “Homes passed” refers to any residential homes or businesses that are connected to telecommunications systems, those prepared to be connected to telecommunications systems but are not currently connected or require some type of investment in order to be connected. For instance, each apartment located in a building that is prepared to be connected to telecommunications systems represents one home passed. It is generally understood that a home or business counts as a home passed when it can be connected to a telecommunications network without additional extensions to the main transmission lines. Our cable strategy aims to increase our subscriber base, average monthly revenues per subscriber and penetration rate by:

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

Our cable companies have introduced a variety of new services over the past years, such as interactive television and other enhanced program services, including high-speed internet access through cable modem and fiber-to-the-home, as well as IP telephony. In November 2014, we launched a unified commercial offer under the izzi brand for residential customers. Currently, izzi offers telecommunication services packages including unlimited telephony services, high-speed data access and pay-TV programming for residential customers and micro and small-sized enterprises. In June 2016, we launched “izzi TV”, a new entertainment platform, which among other services, provides customers live channels, SVOD (Subscription Video on Demand), as well as access to all of the Company’s content. Recently the bundle packages include access to Netflix, Blim, Disney+, HBO Max, among others. izzi TV is available through the “izzi TV” set-top-box and through “izzi go”, which is a TV Everywhere application for authenticated subscribers that enables users to access TV channels, movies and series on demand, compatible with PCs, iOS and Android platforms. izzi go also features remote control functions compatible with our izzi TV set-top-boxes. For an additional cost, subscribers can choose from different add-ons to the “izzi TV” service, such as TVOD (Transactional Video on Demand) titles, HBO Max, Disney+ and Star+, among others. In addition to the izzi brand, our cable companies also provide telecommunication services under the wizz and wizzplus brands in certain municipalities. In July 2018, our cable companies launched “afizzionados”, our first proprietary sports channel dedicated to soccer, broadcasting selected sport content and exclusive matches. In November 2018, we launched “izzi flex” (wireless internet for homes) and “izzi pocket” (mobile internet), which offer speeds of 5 Mbps and up to 20 Mbps. In 2018 and 2019, we renewed our triple play product with packaging benefits of voice, broadband and video. In June 2020, we launched our mobile virtual network operator (MVNO) service, “izzi móvil”, providing a mobile service for broadband subscribers, which offers calls, SMS and Gigabytes for a competitive price through a reseller agreement with Altán Redes, S.A.P.I. de C.V. (“Altán Redes”). We also provide mobile services through “Bestel móvil”, which offers calls, SMS and Gigabytes according to the coverage area for enterprise, corporate, and government customers through a reseller agreement with Altán Redes and Radiomóvil Dipsa, S.A. de C.V. Likewise, we recently launched our new STB “izziTV -smart” that allow us to become one of the largest OTT aggregators in Mexico. It allows us to include in our offerings access to the main OTT platforms in the market and the possibility to bundle our pay-TV service with Netflix, Disney+, HBO Max, amongst others. In July 2022, our cable companies were the first to launch ViX as a new SVOD streaming service, and in September 2022 we renewed our offer to simplify product selection according to our clients’ needs through a modular concept.

As of December 31, 2022, our cable companies had 4.5 million cable television, or video RGUs, 6.0 million broadband RGUs and 5.2 million IP telephone lines in service, or voice RGUs. In addition, we currently have 240,207 mobile service subscriber RGUs. The growth in our subscriber base has been driven primarily by the upgrade of our networks and the launch of competitive broadband offerings.

DTH. We believe that Ku-band DTH satellite services offer an enhanced opportunity for expansion of pay television services into households seeking to upgrade reception of broadcasting signals and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. We own a 58.7% interest in Innova, or Sky, our venture with DIRECTV. Innova is a DTH company with services in Mexico, Central America and the Dominican Republic with more than 6.2 million video subscribers, of which 3.2% were commercial subscribers as of December 31, 2022.

The key components of our DTH strategy include:

●	offering high quality content, exclusive broadcasts of sporting events, such as La Liga and La Copa del Rey (Spanish Soccer), The Bundesliga (German Soccer), the NFL Sunday Ticket, MLB Extra Innings, the NHL, marathons, ice skating events, Davis Cup, Diamond League, the Pacific Mexican Baseball League (LMP), Caribbean Series, the World Padel Tour, UEFA EURO, UEFA Nations League and qualifying matches of the CONMEBOL for the World Cup, as well as special coverage of female soccer leagues from Germany, Spain, Sweden and the U.K.;

●	capitalizing on our relationship with DIRECTV and local operators in terms of technology, distribution networks, infrastructure and cross-promotional opportunities;
●	capitalizing on the low penetration of pay-TV services in Mexico;
●	providing superior digital Ku-band DTH satellite services and emphasizing customer service quality;
●	providing aggressive HD offerings and continuously expanding our programming in HD; and
●	providing single play broadband services as well as video-broadband bundles to complement our product offering.

Transforming Our Publishing Business

Despite the continuing challenges facing the industry, including current global economic conditions, we continue to be among the leaders of the publishing business in Mexico and maintained a total approximate circulation of more than seven million magazines during 2022. Editorial Televisa publishes 31 titles, with six wholly owned trademarks and eight licensed trademarks from world renowned publishing houses, including Spanish language editions of some of the most prestigious brands in the world, as well as 15 digital platforms and two digital native brands. During 2022, we continued to focus our efforts on a multiplatform content generation model (print & digital) for our profitable brands.

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

Our acquisitions and investments include our acquisition on December 17, 2018 of the residential fiber-to-the-home business and related assets from Axtel in Mexico City, Zapopan, Monterrey, Aguascalientes, San Luis Potosi and Ciudad Juarez, through the acquisition of 100% of the equity interests of FTTH.

For a further discussion of some of our recent investments, see “— Investments”.

We have grown our gaming business, which consists of casinos and an online gaming site. As of December 31, 2022, we had 18 casinos in operation, under the brand name “PlayCity”. Due to the global pandemic, the casinos have opened and closed intermittently, following guidance from the relevant authorities. In accordance with our permit, we may open more casinos until May 2021. We have requested an extension of our permit from the Mexican Ministry of the Interior which is still pending to be resolved. In 2017, we launched our online sports betting site. The casinos and the online sports betting site are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 45 casinos and number draws throughout Mexico.

Notwithstanding the foregoing, the Company continues to evaluate its portfolio of assets in order to identify opportunities and determine if it should dispose of select non-core operations. For instance, our Board of Directors approved a reorganization proposal to spin-off certain businesses that comprise our Other Businesses segment. For a further discussion of the Spin-Off, see “—Other Businesses—Spin-off of Certain Business of Our Other Businesses Segment.”

Expanding Our Business in the Mexican Telecommunications Markets by Taking Advantage of the Telecom Reform and Implementing Legislation

Pursuant to the Telecom Reform (see “—Regulation—Telecom Reform and Broadcasting Regulations”), a “preponderant economic agent” (agente económico preponderante) in the telecommunications sector means an economic agent that has, directly or indirectly, more than 50% of the national market share in telecommunications services, calculated based on the number of users, subscribers, network traffic or used capacity according to the data available to IFT. We are aware from the public records that, on March 7, 2014, IFT notified América Móvil, S.A.B. de C.V., or América Móvil, of a resolution which determined that América Móvil and its operating subsidiaries Radiomóvil Dipsa, S.A de C.V., or Telcel, and Teléfonos de México, S.A.B. de C.V., or Telmex, Teléfonos del Noreste, S.A. de C.V. or Telnor, as well as Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., are a preponderant economic agent in the telecommunications sector and imposed on them certain specific asymmetrical regulations which América Móvil reported publicly in the following areas:

●	Interconnection: Regulation on interconnection, including the imposition of (a) asymmetric rates to be determined by IFT and (b) the implementation of an interconnection framework agreement (convenio marco de interconexión);
●	Sharing of Infrastructure: Regulation on the access and use of passive infrastructure, including towers, sites, and ducts, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by IFT using a methodology of long average incremental costs;
●	Local Loop Unbundling: Regulation on local loop unbundling, including the imposition of rates to be determined by IFT using a methodology of long average incremental costs;
●	Resale: Resale of wholesale voice, broadband and dual-play packages that replicate packages provided by the preponderant economic agent in the telecommunications sector, at retail level, at rates to be negotiated among the operators and, where an agreement cannot be reached, to be determined by IFT using a methodology of retails minus;
●	Indirect Access to the Local Loop: Regulation on the wholesale bitstream access to the access network of the preponderant economic agent in the telecommunications sector at rates to be negotiated among the operators and, where an agreement cannot be reached, to be determined by IFT using a methodology of retail minus;
●	Wholesale Leased Lines: Regulation on wholesale leased lines for interconnection, local and domestic and international long distance, at rates to be negotiated among the operators and, where agreement cannot be reached, to be determined by IFT using a methodology of retail minus, except for leased lines for interconnection services where the methodology to be used for determining the applicable rates will be of long average incremental costs;
●	Roaming: Regulation on the provision of wholesale roaming services, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by IFT using a methodology of long average incremental costs;
●	Elimination of National Roaming Charges: IFT has imposed the elimination of national roaming charges to the subscribers of the preponderant economic agent in the telecommunications sector;
●	Mobile Virtual Network Operators: Regulation on wholesale access to mobile virtual operators to services provided by the preponderant economic agent in the telecommunications sector to its subscribers, at rates to be negotiated among the operators and, where agreement cannot be reached, to be determined by IFT using a methodology of retail minus (for the reseller business model);
●	Certain Obligations on the Provision of Services: Certain rates for the provision of telecommunications services to the subscribers of the preponderant economic agent in the telecommunications sector shall be subject to rate control and/or authorization by IFT, by using a series of methodologies related to maximum prices and replicability. Also, a series of obligations relating to the sale of services and products, including the obligation to offer individually all services that are offered under a bundle scheme; limited exclusivity on handsets and tablets; and the obligation of eliminating the sim-lock on handsets;

●	Content: IFT has issued the Relevant Content Ruling applicable for preponderant economic agent in the telecommunications sector, which contains a prohibition to acquire transmission rights for any territory within Mexico on an exclusive basis, relating to relevant content (contenidos audiovisuales relevantes), including without limitation national soccer play-offs (liguilla), FIFA world cup soccer finals and, any other event where high-audiences are expected at a national or regional level. The IFT may update the relevant content list every two years; and
●	Information and Quality of Service Obligations: Several obligations related to information and quality of service, including the publication of a series of reference terms (ofertas públicas de referencia) of the wholesale and interconnection services subject of the asymmetric regulation imposed by IFT and accounting separation.

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

According to public records, América Móvil and its operating subsidiaries, Telcel, Inbursa, Telmex and Telnor, filed amparo proceedings against IFT’s original resolution. The courts issued a ruling confirming the constitutionality of IFT’s resolution, with the exception of Telcel’s proceeding. On March 3, 2021, the Supreme Court confirmed that Telcel is also a preponderant economic agent in the telecommunications sector.

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

On August 4, 2021, IFT determined 52 competitive geographic zones in the country where rates for local loop indirect access services will be established by the preponderant economic agent in the telecommunications sector.

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

In August 2017, the Supreme Court of Justice of the Nation (SCJN) determined that the interconnection rate regime relating to mobile termination by the preponderant economic agent in the telecommunications sector, which contained a limitation on the preponderant economic agent’s ability to charge for traffic termination in its mobile network, was unconstitutional. As a result, the SCJN ordered that IFT issue a tariff. In November 2017, IFT resolved that the tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector would be Ps.0.028562 per minute of interconnection from January 1, 2018 to December 31, 2018. In November 2018, IFT determined that the tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector would be Ps.0.028313 per minute of interconnection from January 1, 2019 to December 31, 2019. In November 2019, IFT determined that the tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector would be Ps.0.025771 per minute of interconnection from January 1, 2020 to December 31, 2020. In November 2020, IFT determined that the tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector would be Ps. 0.018489 minute of interconnection from January 1, 2021 to December 31, 2021. For 2022, IFT determined a lower tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector of Ps.0.017118 per minute of interconnection.

In April 2018, the SCJN determined that the interconnection rate regime relating to fixed termination by the preponderant economic agent in the telecommunications sector, which contained a limitation on the preponderant economic agent’s ability to charge for traffic termination in its fixed network, was unconstitutional. As a result, the SCJN ordered IFT to issue a tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector, applicable from January 1 to December 31, 2019. In November 2018, IFT determined that the tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector would be Ps.0.003151 per minute of interconnection from January 1, 2019 to December 31, 2019. In November 2019, IFT determined that the tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector would be Ps.0.003331 per minute of interconnection from January 1, 2020 to December 31, 2020. In November 2020, IFT determined that the tariff for traffic termination in the fixed network of the preponderant economic agent would be Ps.0.002842 per minute of interconnection from January 1, 2021 to December 31, 2021. For 2022, the tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector would be Ps.0.002862 per minute of interconnection.

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

We are committed to reducing our environmental impact and greenhouse gas emissions through specific programs, training, and monitoring and reporting of emissions. Our Environmental Management System covers energy management, climate change strategy, water risk and its impact, and waste emissions. We have also set environmental and ecological goals, such as clean energy generation, energy consumption reduction, water consumption reduction, and greenhouse gases (GHG) emissions reduction. Our commitment to conserving natural capital is reflected in our Environmental Management Policy and Statement on Biodiversity and Environment, which acknowledges the importance of preserving and protecting ecosystems and biodiversity and reducing our environmental impact. These goals align with public sector efforts, such as the United Nations (UN) Sustainable Development Goals (SDGs).

Furthermore, we focus on improving our social performance. We strive to enhance our employees’ careers with training programs (ethics, anti-corruption, human rights, information security, and data protection), performance evaluations, and additional benefits. To help maintain the physical wellbeing of our employees, we manage, monitor and enhance key performance indicators, maintain policies, and conduct regular training and periodic audits on health and safety at work under the guidance of our Committee on Safety and Civil Protection and the Health and Safety Commission. We apply fair labor practices in our operations and adhere to best practices. We are committed to offering stable labor conditions to our employees by respecting their human and collective rights and providing a working environment that enables them to improve their performance and increase their engagement.

Additionally, we focus on achieving local community engagement through assessment and planning, in order to better understand the community’s potential, expectations, and needs. We create opportunities in education, culture, entrepreneurship, health, and environmental protection to improve communities and help build better and more sustainable societies through our social programs.

Sustainability and ESG-related risks are evaluated by our management on a regular basis. We embed sustainability at multiple levels of our business, with our Sustainability Director being responsible for ESG-related issues under the supervision of the Corporate Risk Management Director (who is responsible for advancing our ESG initiatives). Our Sustainability Committee (which is comprised of senior executives from different areas, such as Legal, Internal Audit, Human Resources, Risk Management and others) reviews and approves our sustainability strategy, monitors ESG initiatives, evaluates annual results and sets objectives aligned with our business strategy, programs for our growth, and sustainable development. The Audit Committee is periodically informed about the Company’s ESG initiatives and related activities.

We recognize that climate change risk is a global issue that may impact how we run our business and network, both today and in the future. We continue to look for ways to improve our understanding of climate-related risks and are working to integrate climate risk variables into our overall risk management process and establish formal multi-disciplinary procedures that engage our Board and management team.

Our sustainability achievements result from a regular enhancement of policies and programs to improve corporate performance. During 2022, the Company’s many sustainability efforts continued to be recognized globally. For example, the Company was selected for the 2022 Dow Jones Sustainability MILA Pacific Alliance Index and for the DJS Emerging Markets Index. Also, the Company was included in three 2020 FTSE4Good Index Series: FTSE4Good Emerging Markets and FTSE4Good Emerging Latin America.

Further, the Company received the Distintivo Empresa Socialmente Responsable 2022 (2022 Socially Responsible Company recognition), granted by Centro Mexicano para la Filantropía (Mexican Center for Philanthropy), and Alianza por la Responsabilidad Social Empresarial (Alliance for the Social Responsibility of Businesses). Also, the Company was selected as a constituent of the ESG index, launched by S&P, Dow Jones and the Mexican Stock Exchange. Finally, the Company was confirmed as a signatory of the UN Global Compact, the world’s largest corporate sustainability initiative.

In summary, we understand our sustainability strategy as a commitment to enhancing the lives of the communities we serve, and we believe by doing so, we will also contribute to our growth and success.

Commitment to Social Responsibility

In 2022, Fundación Televisa (or “Fundación”) celebrated its 20th anniversary and remains committed to helping those most in need. As a result, we were able to impact the lives of 968,046 children and adults in both Mexico and the United States, investing (together with our 217 allies) more than Ps.337 million.

Our innovative programs in education, culture, entrepreneurship and environmental protection provide an empowering platform for hundreds of thousands of people to improve their lives, transform their communities, and build better and more sustainable communities. Our approach combines an effective leveraging of the Company’s communication channels with state of the art digital tools, financial support and on-the-ground multidisciplinary teams.

Our sustainability programs and initiatives are intended to help achieve 12 of 17 of the United Nations (“UN”) Sustainable Development Goals (“SDG”), including (i) no poverty, (ii) zero hunger, (iii) good health and well-being, (iv) quality education, (v) gender equality, (vi) decent work and economic growth, (vii) reducing inequalities, (viii) sustainable cities and communities, (ix) climate action, (x) life on land, (xi) peace, justice and strong institutions, and (xii) partnership for the goals.

In 2022 we provided more than 58 million digital impacts and more than 114,000 TV media impacts, reaching more than 46 million people on television. At the same time, we helped more than 15 institutions and organizations through communication campaigns with television spaces.

We have more than 1.6 million followers on social networks and more than 1.5 million people to our digital platforms.

Fundación has diverse programs for different life stages. Empieza Temprano focuses on early childhood development by providing parents and families with information and practical tips. To enhance the skills of K-12 students, Fundación has a civic values program called Valores and a health and wellness program called Vida Saludable. Cuantrix teaches computer science and coding. Technolochicas empowers young women through STEAM (Science, Technology, Engineering, Art and Mathematics). Bécalos works to increase high school and college completion while improving the student’s employability. POSiBLE helps to expand high-impact innovation-driven entrepreneurship through training, networking, resources, visibility and acceleration for high-potential startups. In addition, Gol por México combines the passion for helping others with the passion for sports. Through this program, we have transformed soccer goals from the Mexican Soccer League into aid for the neediest communities in México. In addition, Fundación’s cultural and environmental programs cut across ages serving the general public through actions in specific locations and through digital and media spaces.

Our numbers and recognitions include the following:

●	We had more than 155,748 students from public schools and 5,596 teachers and instructors, across Mexico, registered in our Cuantrix platform to learn basic coding skills.
●	We had more than 8,890 middle-school girls participating in Technolochicas STEAM activities in Mexico and the United States.
●	We had 38,645 recipients of Bécalos scholarships, reaching 19,040 scholarships for students and teachers developing employability competencies, 157 scholarships for students attending a program for talented youth, and 2,034 scholarships for women registered into STEAM training.
●	We continued our partnership with Schmidt Futures and Rhodes Trust to promote their RISE scholarship program in Mexico. This program provides a lifetime support to exceptional teenagers that want to change the world.

●	We supported 30,251 entrepreneurs in developing their business models through our POSiBLE program.
●	We participated in far-reaching communication campaigns, including “Este Verano Juega” and “Semana de la Primer Infancia,” which focused on delivering messages to promote early childhood stimulation, “Valores,” which promoted civic values and the prevention of digital violence through fresh multimedia content and a series of videos reaching more than 43 million people in Mexico, and our “Vida Saludable” program, which promoted wellness and health, reaching more than 6.7 million high school students through the Mexican Ministry of Public Education’s (Secretaría de Educación Pública) programming channel “Aprende en Casa III.”
●	We provided more than 59,400 parents with practical tips weekly via SMS and our digital newsletter through our Empieza Temprano program.
●	We transformed 961 soccer goals from the Mexican Soccer League to provide 35,893 recipients with new aid in health, nutrition, development, dwelling, reforestation and support of women through our “Gol por México” program.
●	Through our Visual Arts Cultural projects, we promoted and exhibited our photographic and cinematographic collection in national and international festivals and museums reaching more than 65,000 attendees.
●	We received the “CANUTO award,” and honorific mention for best documentary film content for children given by the DocsMX Film Festival for the campaign “Este Verano Juega”.
●	We were winners of the JUNA KINO 2022 International Youth Film Festival for the best short film for the campaign “Este Verano Juega”.
●	Recognition by CEMEFI (Centro Mexicano para la Filantropía, A.C.), “Caracol de Plata” for the campaign “Bécalas” dedicated to empowering women.
●	Recognized by CEMEFI and awarded with the ESR 2022 (Socially Responsible Company 2022).

By responsibly leveraging media, talent, partnerships and financial assets, the efforts led by Fundación reflect the commitment of the Company to social responsibility. We intend to make a strategic contribution to building a more empowered, prosperous and democratic society where all people have a platform to succeed.

Our Operations

As of December 31, 2022, we classified our operations into three business segments: Cable, Sky and Other Businesses. Following the completion of the TelevisaUnivision Transaction on January 31, 2022, our former Content business was combined with UHI, creating TelevisaUnivision, a premier global Spanish-language media company. As a result, subject to certain exceptions, we no longer own our former Content business, and we now classify the former Content business as a discontinued operation and since then it is no longer a business segment. Through the third quarter of 2019, our disposed Radio Business was classified as part of the Other Businesses segment, and beginning in the fourth quarter of 2019, it was classified as held-for-sale operations in the business segment information until it was disposed in July 2020. In the third quarter of 2020, our former Radio Business operations were classified as disposed operations in our Other Businesses segment information.

Cable

The Cable Television Industry in Mexico. Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee. These fees are based on the package of channels the subscribers receive. According to IFT, there were approximately 772 pay-TV concessions in Mexico, and 2,130 integrated sole concessions for commercial use, as of the date of their report, serving approximately 18.0 million subscribers (including cable and DTH).

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

TVI. In March 2016, we acquired the remaining 50% of the equity interest of TVI and its subsidiaries and as a result, TVI is a wholly-owned subsidiary of the Company. The transaction amounted to Ps.6,750 million. TVI offers cable television, internet access, telephony services and bidirectional data transmission in the metropolitan area of Monterrey and other areas of northern Mexico.

Cablemás. We own Cablemás, which operates in approximately 106 cities in Mexico where it offers cable television, high speed internet access and telephony services.

Cablecom. On July 31, 2013, we invested Ps.7,000 million in convertible debt instruments, which in August 2014 we converted into 95% of the equity interest in Ares, the owner of 51% of the equity interest in Cablecom, a cable company that offers cable television, internet access and telephony services in Mexico, primarily in Campeche, Coahuila, Durango, Estado de México, Guanajuato, Guerrero, Hidalgo, Jalisco, Michoacán, Puebla, Queretaro, San Luis Potosí, Sinaloa, Tabasco, Tamaulipas, Tlaxcala, Veracruz and Zacatecas. As part of the 2013 transaction, we also invested U.S.$195 million in a debt instrument issued by Ares. In August 2014, we acquired, pursuant to applicable regulations, the remaining 5% of the equity interest in Ares and the remaining 49% of the equity interest of Cablecom for an additional consideration of Ps.8,550 million, which consisted of the capitalization of the U.S. dollar debt instrument issued by Ares in the amount of Ps.2,642 million, and cash in the amount of Ps.5,908 million.

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

Bestel. Currently, the Company indirectly holds 66.1% of the equity of Bestel (35.3% through Cablevisión and 30.8% through CVQ), which provides voice, data, and managed services to domestic and international carriers and to the enterprise, corporate, and government segments, cloud and other services in Mexico. Through Bestel (USA), Inc., Bestel provides cross-border services to U.S. carriers including internet protocol, or IP, transit, collocation, international private lines, virtual private networks, or VPNs, and voice services, as well as access to the Internet backbone via companies or carriers classified as “TIER 1” which are networks that can reach every other network on the internet without purchasing internet protocol address transit or paying settlements and “TIER 2” which are networks that peer with some networks, but purchase internet protocol address transit or pay settlements to reach at least some portion of the internet. Bestel operates approximately 39,000 kilometers of a fiber-optic network, including the fiber-optic network it owns. This fiber-optic network covers several important cities and economic regions in Mexico and has direct crossing of its network into San Antonio, Laredo, McAllen, El Paso and Dallas in Texas, Nogales in Arizona, Miami in Florida and San Diego and Los Angeles in California in the United States. This enables the Company to provide high capacity connectivity between the United States and Mexico.

FTTH. On December 17, 2018, we acquired from Axtel its residential fiber-to-the-home business and related assets in Mexico City, Zapopan, Monterrey, Aguascalientes, San Luis Potosi and Ciudad Juarez, through our FTTH subsidiary. The acquired assets comprised 553,226 RGUs, consisting of 97,622 video, 227,802 broadband and 227,802 voice RGUs. The total value of the transaction amounts to Ps.4,713 million. These subscribers were integrated into each operator where coverage was available to take advantage of the fiber optic network.

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

As of December 31, 2020, 2021 and 2022, Innova’s DTH satellite pay-TV service had 7,477,294, 7,408,075 and 6,257,059 gross active video subscribers, respectively. Innova primarily attributes its success to its superior programming content, its exclusive transmission of the largest coverage sporting events such as soccer tournaments and special events, its high quality customer service and its nationwide distribution network with approximately 639 points of sale. In addition to the above, Innova also attributes its success to VeTV, our low-end package in Mexico. Sky continues to offer the highest quality and exclusive content in the Mexican pay-TV industry. Its programming packages combine our over-the-air channels with other exclusive content.

During 2022, Sky offered exclusive content, which included La Liga and La Copa del Rey (Spanish Soccer), the Bundesliga (German Soccer), the NFL Sunday Ticket, MLB Extra Innings, the NHL, marathons, ice skating events, Davis Cup, Diamond League, the Pacific Mexican Baseball League (LMP), and Caribbean Series, the World Padel Tour, UEFA EURO, UEFA Nations League and qualifying matches of the CONMEBOL for the World Cup, as well as special coverage of female soccer leagues from Germany, Spain, Sweden and the U.K. In addition to new programming contracts, Sky continues to operate under arrangements with a number of third party programming providers to provide additional channels to its subscribers. Sky also has arrangements with the major programming studios and sports federations.

In 2022, the Sky HD Package comprised 257 channels, as well as nine additional channels for pay-per-view. We expect to continue broadening our HD offering in the coming years.

As of December 31, 2022, the standard definition programming packages monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: Basic Ps.159, Fun Ps.319, HBO Ps.489, Universe Ps.724 and monthly fees for high definition programming packages are: Silver Ps.169, Gold Ps.219, Platinum Ps.309 and Black Ps.704. Monthly fees for each programming package do not reflect a monthly rental fee in the amount of Ps.144 for standard definition, Ps.184 for Silver and Gold and Ps.214 for Platinum and Black packages for the decoder necessary to receive the service (or Ps.130 for standard definition, Ps.160 for Silver and Gold, Ps.200 for Platinum and Black packages if the subscriber pays within 12 days of the billing date) and a one-time activation fee which depends on the number of decoders and payment method. The monthly fees with respect to our prepaid programming package in high definition for SKY Prepaid is Ps.149 and the monthly rental fee for the decoder necessary to receive the service is Ps.100.

Sky devotes eight pay-per-view channels to family entertainment and movies and four channels are devoted to adult entertainment. In addition, Sky assigns 15 extra channels exclusively for special events, known as Sky Events, which include concerts and sports. Sky provides some Sky Events at no additional cost while it sells others on a pay-per-view basis.

The installation fee is based on the number of set up boxes and the method of payment chosen by the subscriber. The monthly cost consists of a programming fee plus a rental fee for each additional box.

In 2018, Sky launched Fixed Wireless Broadband services under the brand name Blue Telecomm. Sky offers five, 10 or 20 mega single-play broadband services and five or 10 for video-broadband bundles. These services are limited to certain areas in Mexico. At the end of fiscal year 2022, Sky had 640,294 broadband customers.

In 2022, Sky launched mobile services under the brand Blue Telecomm Cel which offers packages of 4GB, 7GB, 16GB, and 23 GB single-play mobile for Ps.289, Ps.399, Ps.599 and Ps.799, respectively. At the end of fiscal year 2022, Sky had 16,055 mobile customers.

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

With a total circulation of more than seven million copies in 2022, we publish 31 titles that are distributed in Mexico. See “—Publishing Distribution”. Our main publications in Mexico include TVyNovelas, a weekly entertainment and dramas magazine; Vanidades, a popular bi-weekly magazine for women; and Caras, a monthly leading lifestyle and socialite magazine. We also manage 15 digital platforms that generated 215 million unique users on such platforms during 2022.

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

Our digital advertising revenue decreased from 34% of the total advertising revenue of the publishing business in 2021 to 28% in 2022 due to lower government spending on digital advertising.

Publishing Distribution. We estimate that we distribute more than 60%, in terms of volume, of the magazines circulated in Mexico through our subsidiary, Distribuidora Intermex, S.A. de C.V., or Intermex. We believe that our distribution network, including independent distributors, reaches over 130 million Spanish-speaking people in Mexico. We also estimate that such distribution network reaches more than 8,300 points of sale in Mexico. In 2020, 2021, and 2022 51%, 52% and 48% respectively, of the publications distributed by our company were published by our Publishing division. In addition, our distribution network sells a number of publications published by joint ventures and independent publishers, as well as collectibles, books, novelties and other consumer products.

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

We own the Azteca Stadium, which has hosted two World Cup Inaugurations and Final Games (1970 and 1986). In 2022, the stadium hosted a significant number of events, which included Club America and Cruz Azul home matches, as well as qualifying games for the Mexican National Team. 2022 was a year during which the industry in which we participate was recovering from COVID-19. The stadium currently has a total seating capacity of approximately 84,500 fans. It also hosts a wide variety of private events and live events, including concerts and shows of Mexican and international artists and performers. For example, during December 2022, the Mexican regional band “Los Bukis” performed once in the stadium, while international star Bad Bunny performed twice in the stadium, with a combined total attendance of more than 190,000 fans. In addition, the Azteca Stadium has been confirmed by FIFA to host soccer matches during the 2026 World Cup, which will be held in Canada, Mexico and the United States.

National Football League. The Company entered into a contract with the National Football League, or the NFL, to host one regular season game each year beginning in 2016. The parties agreed for the stadium to host two regular season games in Mexico City during the 2020 and 2021 seasons, subject to certain conditions being met. Due to the COVID-19 pandemic, the games scheduled to take place in 2020 and 2021 were postponed. In November 2022, a regular season Monday Night Football game was played at the stadium with more than 78,000 fans in attendance.

Gaming Business. In 2006, we launched our gaming business, which consists of casinos and an online gaming site. As of December 31, 2022, we had 18 casinos in operation, under the brand name “PlayCity”. Due to the COVID-19 pandemic, the casinos have opened and closed intermittently, following guidance from the relevant authorities. In accordance with our permit, we were permitted to open new casinos until May 2021.  We have requested an extension of our permit from the Mexican Ministry of the Interior, which is still pending resolution. In 2017, we launched our online sports betting site. The casinos and our online sports betting site are operated under the Gaming Permit obtained from the Mexican Ministry of the Interior, to establish, among other things, up to 45 casinos and number draws throughout Mexico. During 2017, our management decided to begin an internal process to close Multijuegos, our lottery business, and in December 2017, we obtained an authorization from the Mexican Ministry of Interior to suspend such business operations.

Spin-off of Certain Bussinesses of Our Other Businesses Segment. Our Board of Directors approved a reorganization proposal to spin-off certain businesses that are part of our Other Businesses segment, including our futbol operations, the Azteca Stadium, the gaming operations, and the publishing and distribution of magazines, as well as certain related assets and real estate, which we refer to as the Spun-off Businesses. The businesses of Cable and Sky, our investment in TelevisaUnivision, broadcasting concessions and infrastructure, as well as other assets and real estate related to these businesses, would remain in the Company. It is expected that this proposed reorganization will be carried out through a spin-off, or the Spin-off, by creating a new controlling entity listed on the Mexican Stock Exchange that would hold the Spun-off Businesses and that would have the same shareholding structure as the Company. It is expected that the Spin-off will be completed in the first half of 2023.

The Spin-off remains subject to several conditions, including compliance with applicable law, as well as obtaining all required corporate and regulatory authorizations (see Note 3 to our consolidated year-end financial statements). Our shareholders approved the Spin-off at the shareholders meeting held on April 26, 2023.

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

Content

We owned the former Content business prior to the completion of the TelevisaUnivision Transaction. Prior to the completion of such transaction, the former Content business generated revenues from advertising, network subscription, licensing and our feature film production and distribution business Videocine.

Discontinued Operations

Advertising

Advertising revenue was derived primarily from the sale of advertising time on television broadcast operations, which included the production of television programming and broadcasting of Channels 2, 4, 5 and 9 (the “Television Networks”), as well as the sale of advertising time on programs provided to pay television companies in Mexico and advertising revenue in the Company’s former Internet business and the production of television programming and broadcasting for local television stations in Mexico. The broadcasting of the Company’s former Television Networks was performed by television repeater stations in Mexico, either wholly-owned, majority-owned or minority-owned by the Company or otherwise affiliated with the Company’s networks.

Network Subscription

Network Subscription revenue was derived from domestic and international programming services provided to independent cable television systems in Mexico and the Company’s direct-to-home satellite and cable television businesses. These programming services for cable and pay-per-view television companies were provided in Mexico, other countries in Latin America, the United States and Europe. The programming services consisted of both programming produced by the Company and programming produced by others.

Licensing and Syndication

Licensing and Syndication revenue was derived from international program licensing and syndication fees. The Company’s television programming was licensed and syndicated to customers abroad, including Univision.

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

Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. In March 2010, Telefónica, Editora Factum, S.A. de C.V., a wholly-owned subsidiary of the Company which was merged into CVQ in May 2015, and Megacable agreed to jointly participate, through a consortium known as Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”), in the public bid for a pair of dark fiber wires held by the CFE (Comisión Federal de Electricidad). In June 2010, the SCT granted GTAC a favorable award in the bidding process for a 20 year contract for the lease of up to 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted in July 2010, to operate a public telecommunications network using DWDM technology. In June 2010, one of our subsidiaries entered into a long-term credit facility agreement to provide financing to GTAC in an amount up to Ps.688.2 million, which was already liquidated. Under the terms of this agreement, principal and interest were payable at dates agreed by the parties, between 2013 and 2021. In addition, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.1,244.0 million. By the end of 2022, GTAC had in operation 189 links and 160 nationwide nodes, and the services for customers grew to 3,699, of which 89% have a capacity of 10 Gbps. The overall capacity per link is approximately 3.2 Tbps (80 optical channels x 10, 40 and 100 Gbps each channel). In addition, GTAC maintains five of its own routes (2,024 kilometers), three third-party dark fiber IRU (2,764 kilometers) and local loops (559 kilometers). This fiber-optic network represents for us an alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber-optic network aims to increase broadband internet access for businesses as well as households in Mexico.

We have investments in several other businesses. See Notes 3 and 10 to our consolidated year-end financial statements.

TelevisaUnivision

We have a number of arrangements with TelevisaUnivision, the leading Spanish-language content and media company in the world, which features the largest Spanish-language library of owned content and industry-leading production capabilities that power its streaming, digital and linear television offerings, as well as its radio platforms. TelevisaUnivision’s linear networks include the top-rated broadcast networks Univision and UniMás in the U.S. and Las Estrellas and Canal 5 in Mexico. TelevisaUnivision is home to 36 Spanish-language cable networks, including Galavisión and TUDN, the No. 1 Spanish-language sports network in the U.S. and Mexico. With one of the most compelling portfolios of Spanish-language sports rights in the world, TelevisaUnivision has solidified itself as the home of soccer. TelevisaUnivision also owns and manages 59 television stations across the U.S., four broadcast channels in Mexico affiliated with 222 television stations and Videocine studio. TelevisaUnivision is home to premium streaming services ViX and Blim TV, which altogether host over 50,000 hours of high-quality, original Spanish-language programming from distinguished producers and top talent, and the SVOD global streaming tier ViX premium. Its prominent digital assets include Univision.com, Univision NOW, and several top-rated digital apps. TelevisaUnivision’s radio operations, known as the Uforia Audio Network, the Home of Latin Music, encompasses 57 owned or operated U.S. radio stations, a live event series and a robust digital audio footprint.

Effective as of December 29, 2020, UHI and other parties affiliated with other investor groups that collectively owned a majority of the shares of UHI completed the sale of a majority of shares of UHI to affiliates of Searchlight and ForgeLight. Liberty Global also acquired a minority preferred equity interest in UHI. In connection with those transactions, we retained all of our equity interests in UHI, and our commercial arrangements with UHI and Univision remained in effect and unchanged. Also on December 29, 2020, we exercised all of our remaining warrants exercisable for UHI common stock in exchange for 4,590,953 shares of Class C common stock of UHI. As a result of the foregoing transactions, our equity ownership of UHI increased to approximately 36%.

As of March 31, 2023, we owned a 44% equity interest on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) in TelevisaUnivision, and we are party to related governance arrangements pursuant to which, among other things, we are entitled to designate five of the 13 members of the Board of Directors of TelevisaUnivision, at least proportionate membership on board committees and consent rights over certain matters. In addition, Messrs. Bernardo Gómez Martínez and Alfonso de Angoitia Noriega became part of the management team of the Mexican content business of TelevisaUnivision. These individuals also continue to serve in their current roles at the Company. As a result, they do not devote all of their time to either TelevisaUnivision or the Company.

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

As part of the TelevisaUnivision Transaction, the PLA and the MLA were assigned to an affiliate of UHI, and since February 2022, we no longer receive any royalties from TelevisaUnivision under the PLA.

TelevisaUnivision Transaction

On January 31, 2022, we consummated the TelevisaUnivision Transaction with UHI and affiliates of Searchlight, ForgeLight and Liberty Global, pursuant to which, among other things, we contributed our former Content business (other than certain assets relating to our former news business, which was transferred at closing to the News Company, real estate and Mexican over-the-air broadcast concessions) to UHI. In consideration for the contribution of our former Content business, we received approximately U.S.$4.5 billion in a combination of cash (U.S.$3.0 billion) and U.S. $1.5 billion of common and preferred shares of TelevisaUnivision, excluding post-closing adjustments. The combined company is referred to as TelevisaUnivision, Inc. The TelevisaUnivision Transaction was partially financed by UHI through a new Series C preferred equity investment in TelevisaUnivision of U.S. $1.0 billion in the aggregate led by the SoftBank Latin American Fund, along with ForgeLight, with participation from Google and The Raine Group, as well as debt financing. In addition, TelevisaUnivision’s news content production for Mexico was transferred so that it is provided by the News Company. After the closing of the TelevisaUnivision Transaction, news programs are owned by the News Company and licensed to TelevisaUnivision.

The foregoing summary of the TelevisaUnivision Transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the 2021 Transaction Agreement, a copy of which has been filed as Exhibit 4.12 to this Form 20-F.

FCC Matters

On January 3, 2017, the FCC (i) approved an increase in the authorized aggregate foreign ownership of Univision’s issued and outstanding shares of common stock from 25% to 49%; and (ii) authorized the Company to hold up to 40% of the voting interests and 49% of the equity interests of Univision. Such authorization enabled the Company to increase its equity stake in Univision, which it did through the exercise of warrants in December 2020, as described earlier in this section under “—TelevisaUnivision”, and subsequently in the completion of the TelevisaUnivision Transaction, as described earlier in this section under “—TelevisaUnivision”. In addition, on December 23, 2020, the FCC approved the then-pending acquisition of a majority equity interest in UHI by affiliates of Searchlight and ForgeLight, subject to certain requirements, and authorized the foreign ownership of up to 100% of UHI’s equity and voting interests, including up to a 49.9% non-controlling voting and/or equity interest to be held by the Company.

On January 21, 2022, the FCC approved the TelevisaUnivision Transaction, subject to compliance with certain requirements set forth in its ruling, including requirements relating to foreign ownership.

For additional information regarding our relationship with TelevisaUnivision, see Notes 3, 9, 10, 14, 15, 20 and 28 to our consolidated year-end financial statements.

Competition

We compete with various companies in Mexico, both Mexican and non-Mexican. See “Key Information—Risk Factors—Risk Factors Related to Our Business—We Face Competition in Each of Our Markets That We Expect Will Intensify”.

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

Our cable operators also face tough competition from other cable companies and from other pay-TV operators such as Dish Mexico, Total Play, Megacable, Sky and other cable operator companies. Recently, competition in this market has increased due to the growth of IPTV or OTT providers such as Netflix, Disney+, Star +, Claro Video, Prime Video (Amazon), HBO Max, ViX, Paramount, Lionsgate, Universal +, and Apple TV+, among others.

Our cable operators compete as well with other media with respect to advertising sales, including DTH, social media, outdoor advertising and publishing among others. The information technologies are changing and we expect will continue to change the consumption of advertising in the communications media.

Sky

Innova currently competes with, or expects to compete with, among others, cable television operators, MMDS systems, national broadcast networks (including our three free-to-air networks and Channel 4), regional and local broadcast stations, OTT content providers, internet video websites and other DTH concessions such as Dish Mexico, which as of the first quarter of 2022 had approximately 1 million subscribers, according to IFT. Currently, Dish Mexico offers not only low-priced packages, but also high-end products such as High Definition Packages. Innova also faces competition from: (a) unauthorized C-band and Ku-band television signals provided by third parties without authorization of the Mexican government; and (b) illegal streaming services that facilitate access to television channels and content through set up boxes and applications. Other competitors include radio, movie theaters, video rental stores, IPTV, video games and other entertainment sources. We also face significant competition from new entrants in pay-TV services as well as from the new public television networks. The consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay-TV market in Mexico matures, and as the offering of bundled services that include pay-TV, broadband and telephony increases, Innova expects to face competition from an increasing number of sources. Emerging technologies that provide new services to pay-TV customers as well as new competitors in the DTH field or cable, telecommunication and internet players entering into video services would require us to make significant capital expenditures in new technologies and additional transponder capacity.

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

Cablemás operates under one integrated sole concession, which covers 20 Mexican states. Pursuant to this concession, Cablemás provides cable television services, internet access and bidirectional data transmission services. In addition, Cablemás provides local and international long distance telephony services. The concession granted by IFT allows Cablemás to install and operate a public telecommunications network. The Cablemás concession will expire in 2046. The Cablemás concession allows it to provide any telecommunication services throughout Mexico. In 2021, as part of a strategy to make the operation more efficient, Cablemás waived its previous concessions for residential services, which were granted pursuant to an integrated sole concession that allowed Cablemás to provide any telecommunication services in Mexico, with an expiration date of 30 years from July 7, 2016.

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

Telecable operates under one integrated sole concession, which covers 11 Mexican states. Through this concession, Telecable provides cable television services, bidirectional data transmission and internet and telephony services, as well as mobile telephony as a mobile virtual network operator (MVNO) in 30 Mexican States. The concession granted by IFT allows Telecable to install and operate a public telecommunications network. The Telecable concession title allows it to provide any telecommunication services throughout Mexico, which was extended by IFT on December 16, 2020 for an additional 30 years, until December 26, 2056.

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

Supervision of Operations. IFT regularly inspects the operations of cable systems and cable television operators must file periodic reports with IFT, and publish, on their web pages, the average download speed of their internet services.

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

In addition to broadcasting programming that promotes Mexican culture, Mexican law also requires cable television operators to carry all air broadcast channels in the same geographic coverage area and Señales de Instituciones Públicas Federales or Public Federal Institutions Channels provided by the Mexican government according to the applicable regulations.

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

Application of the Existing Regulatory Framework to Internet Access and IP Telephony Services

Cablevisión, TVI, Cablecom, Telecable, Cablemás and FTTH may be required, under Mexican law, to permit other concessionaires to connect their network to its network in a manner that enables its customers to choose the network by which the services are carried.

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

As part of our expansion of our cable business, on December 17, 2018, we acquired FTTH under the provisions set forth in transitory Article 9 of LFTR. On May 8, 2019, the IFT launched an investigation to analyze if, as a result of the transaction, the Company and TVSA acquired substantial power in the market of telecommunications networks providing voice, data or video services. On September 4, 2019, the IFT Investigative Authority issued a preliminary opinion, whereby it assessed that there were elements to determine that the Company had substantial power in 35 relevant markets of the telecommunications networks that provide restricted television and audio services. Those relevant markets comprise 35 municipalities in the following States: Aguascalientes, Chihuahua, Ciudad de México, Estado de México, Jalisco, Nuevo León and San Luis Potosí. As a response to the preliminary opinion, the Company presented its position and provided evidence to prove that the Company does not hold substantial power in the relevant markets established in the preliminary opinion. On November 26, 2020, the IFT notified the Company of the final resolution confirming the existence of substantial power in the 35 relevant markets of restricted television and audio services. Consequently, on December 17, 2020, the Company filed three amparos challenging the constitutionality of the resolution. The trials were resolved favorably for the Company in the first instance, and the decisions will be reviewed by a superior court. Some of the consequences derived from the determination of substantial market power, are applicable as a matter of law and others may be imposed by IFT in a new procedure in accordance with the LFTR; these may consist of: (i) the obligation to obtain IFT’s approval and to register the rates for our services; (ii) to inform the IFT in case of the adoption of new technology or modifications to the network; (iii) the agent with substantial power may not be entitled to the benefits of some rules of the “must carry” and “must offer” provisions; and (iv) the implementation of accounting separation.

Other relevant provisions provided in the Antitrust Law, are the following:

(a)	Granting the Autoridad Investigadora, or Prosecutor Authority, authority to investigate the commission of monopolistic practices, forbidden mergers, barriers to competition, essential facilities, or substantial market power.
(b)	Enhancement of the legal power of the authorities for conducting its investigations (such as requesting written evidence and testimonies and performing verification visits).
(c)	Significantly increased monetary fines for the commission of illegal conduct.
(d)	IFT or COFECE, as applicable, may determine the existence of essential facilities when the following conditions are met: (i) one or several economic agents with substantial market power control a good; (ii) the reproduction of such good by other economic agents is unviable, now or in the future, due to technical, legal or economic reasons; (iii) the good is indispensable for the provision of other goods or services in other markets and does not have close substitutes.
(e)	IFT or COFECE, as applicable, may determine the existence of barriers to competition and free markets, when an element is found that either: (i) hinders the access of new entrants; (ii) limits competition; or (iii) hinders or distorts competition and the free market process.

(f)	The resolutions issued by IFT or COFECE, as applicable, can only be challenged by an amparo claim, which will be ruled by the Antitrust, Telecommunications and Broadcasting federal courts, without any judicial stay that can suspend the execution of the resolution.

The above-mentioned provisions may significantly and adversely affect our business, results of operations and financial condition.

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

As a result of the Telecom Reform, certain provisions of the LFTR and Guidelines related to the distribution of more than one channel of programming on the same transmission channel, or multiplexing, were passed. Such provisions optimize the use of the spectrum; for example, where the 6MHz spectrum was used entirely to broadcast only one channel of programming analog standard, now based on new technologies, more than one channel of programming digital standard on the same transmission channel can be broadcast. The Company, as a Preponderant Economic Agent has a restrictive obligation related to multiplexing. The IFT shall not authorize the Preponderant Economic Agent to broadcast channels in excess of 50% of the total channels authorized to other broadcasters in the same geographic coverage. The IFT has granted multiplexing authorizations to the Company, granting access to TVSA as its third party programmer in terms of the third party programming agreements: 35 authorizations for multiplexing the Channel 5 Network, 24 authorizations for multiplexing the Channel Nu9ve Network, two authorizations for multiplexing the Channel 2 Network, 35 authorizations for multiplexing Channel Foro TV Network and three authorizations for multiplexing the Channel CV Shopping (programmed by the Company) and 65 authorizations for temporary transmissions of the Government Educational Channel “Aprende en Casa III” (which ended on July, 11, 2021), supporting the government measures for the COVID-19 pandemic. Further filings for new authorizations are still under evaluation.

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

The LFTR 2017 Reform was challenged through actions for constitutional review (acciones de constitucionalidad), which were resolved in August 2022 by the Supreme Court of Justice, overriding the LFTR 2017 Reform, subsisting the Congress’ authority to legislate again on Rights for Audiences. In addition, two associations and other persons filed two amparo suits challenging some provisions of the LFTR 2017 Reform. As a result of one of such proceedings, the courts ordered the repeal of the amendment of article 256 of the LFTR 2017 Reform, and the IFT has the authority to determine a date for entering into force of the General Guidelines on Rights for Audiences dated December 21, 2016, or to issue new guidelines. The Company’s entities that are concessionaires challenged the decision to repeal the LFTR 2017 Reform, which is still pending.

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

Significant Subsidiaries

The table below sets forth our significant subsidiaries as of December 31, 2022.

	Jurisdiction of
	Organization or	Percentage
Name of Significant Subsidiary	Incorporation	Ownership(1)
Cable segment:
Empresas Cablevisión, S.A.B. de C.V. (3) (5)	Mexico	51.2%
Milar, S.A. de C.V. (3)	Mexico	51.2%
Cablevisión, S.A. de C.V.	Mexico	51.2%
Cablemás subsidiaries (4)	Mexico	100.0%
Televisión Internacional, S.A. de C.V. (TVI) (2) (5)	Mexico	100.0%
Cablestar, S.A. de C.V.(2) (6)	Mexico	66.2%
Arretis S.A.P.I. de C.V.(2)(5)	Mexico	100.0%
Telecable subsidiaries (2) (7)	Mexico	100.0%
FTTH de México, S.A. de C.V. (2)(5)	Mexico	100.0%
Corporativo Vasco de Quiroga, S.A. de C.V. (CVQ)(9)	Mexico	100.0%
Sky segment:
Sky DTH, S.A. de C.V. (8)	Mexico	100.0%
Innova Holdings, S. de R.L. de C.V. (8)	Mexico	58.7%
Innova, S. de R.L. de C.V. (Innova)(10)	Mexico	58.7%
Other Businesses segment:
Grupo Telesistema, S.A. de C.V. (15)	Mexico	100.0%
Controladora de Juegos y Sorteos de México, S.A. de C.V.(2) (11) (14)	Mexico	100.0%
Editorial Televisa, S.A. de C.V.(2) (12)(14)	Mexico	100.0%
Grupo Distribuidoras Intermex, S.A. de C.V.(2) (13)(14)	Mexico	100.0%
Significant Investee:
TelevisaUnivision, Inc.(15)	United States of America	44.4%
(1)	Percentage of equity owned by us directly or indirectly through subsidiaries.
(2)	While each of these subsidiaries is not a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, we have included these subsidiaries in the table above to provide a more complete description of our operations.

(3)	One of two subsidiaries through which we own our equity interest in Cablevisión, S.A. de C.V.
(4)	The Cablemás subsidiaries are directly or indirectly owned by CVQ.
(5)	One of four indirect subsidiaries through which, together with the Cablemás and Telecable subsidiaries, we conduct the operations of our Cable segment.
(6)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.
(7)	The Telecable subsidiaries are directly owned by CVQ.
(8)	One of two subsidiaries through which we own our equity interest in Innova.
(9)	Direct subsidiary through which we conduct the operations of our Cable segment and parent company of Innova.
(10)	Indirect subsidiary through which we conduct the operations of our Sky segment. We currently own a 58.7% interest in Innova.
(11)	Direct subsidiary through which we conduct the operations of our Gaming business.
(12)	Direct subsidiary through which we conduct the operations of our Publishing business.
(13)	Direct subsidiary through which we conduct the operations of our Publishing Distribution business.
(14)	One of three subsidiaries through which we conduct the operations of our Other Businesses segment.
(15)	TelevisaUnivision, Inc., formerly known as Univision Holdings II, Inc., has been included as a significant investee pursuant to Rule 3-09 of Regulation S-X. We own shares of the capital stock of TelevisaUnivision, Inc. primarily through our subsidiaries Grupo Telesistema, S.A. de C.V. and Multimedia Telecom, S.A. de C.V.

Property, Plant and Equipment

Broadcasting, Office and Production Facilities. Our properties consist primarily of broadcasting, production facilities, television and repeater stations, technical operations facilities, workshops, studios and office facilities, most of which are located in Mexico. Some of these properties are currently leased to TelevisaUnivision or its subsidiaries as part of the TelevisaUnivision Transaction. We own most of our properties or lease offices and facilities through indirect wholly owned and majority owned subsidiaries. There are no major encumbrances on any of our properties and we currently do not have any significant plans to construct any new properties or expand or improve our existing properties.

Our principal offices, which we own, are located in Santa Fe in Mexico City.

We beneficially own Azteca Stadium, which seats approximately 84,500 people, through a trust arrangement that was renewed in 1993 for the longest term allowed by law at the time, which was 50 years.

Our cable television, publishing and Mexican DTH satellite service businesses are located in Mexico City.

As of December 31, 2022, our properties, excluding Azteca Stadium, represented approximately 5.06 million square feet of space, of which over 3.98 million square feet are located in Mexico City and the surrounding areas, and approximately 1.08 million square feet are located outside of Mexico City and the surrounding areas.

We currently own approximately 5.06 million square feet of space, 2.40 million square feet of which are leased to TelevisaUnivision or its subsidiaries, including the television stations, four locations in Mexico City, 14 studios in San Angel, three studios in Santa Fe and one studio in Rojo Gomez, and 12 studios located in Chapultepec. We also own other properties, including a training center, technical operations facilities, studios, workshops, television and repeater stations, and office facilities, part of which are leased to TelevisaUnivision or its subsidiaries.

We also own or lease over a total of 64,614 square feet in properties in the United States, Latin America, Spain and Switzerland in connection with our operations there. We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries. The following table summarizes our real estate and lease agreements in the United States, Latin America, Spain and Switzerland.

	Number of
Operations	Properties	Location
Television and news activities
Leased properties	3	Madrid, Spain(2)
		Zug, Switzerland(1)
Publishing activities
Owned properties	2	Caracas, Venezuela (1)
		Bogotá, Colombia(1)

DTH
Leased properties	7	San José, Costa Rica(1)
		Guatemala(1)
		Nicaragua(1)
		Panamá(1)
		San Salvador(1)
		Honduras(1)
		Dominican Republic(1)
Telephony
Leased properties	3	San Antonio, Texas(2)
		Laredo, Texas(1)

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

On November 15, 2016, we contracted a half transponder on SES NSS-806 until January 31, 2018. On September 5, 2018, SES NSS-806 was replaced with SES-14 and the contract was renewed with SES until January 31, 2019. On February 1, 2019, the contract with SES was renewed until January 31, 2020. In this renewal, the bandwidth was decreased from 18 MHz to 6 MHz. On February 1, 2020, the contract was renewed with SES until January 31, 2021. On February 1, 2021, the contract was renewed with SES until January 31, 2022. The bandwidth remained at 6 MHz. This contract was renewed with SES until January 31, 2024, with the bandwidth under the contract remaining at 6 MHz.

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

Item 5.Operating and Financial Review and Prospects

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

COVID-19 Impact

For the quarter ended March 31, 2023, the COVID-19 pandemic still had a negative effect on our business, financial position and results of operations and it is currently difficult to predict the degree of the impact in the future.

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

Substantially all non-essential economic activities are open. However, a resurgence of COVID-19, an increase in infection rates or the effect of new variants could trigger a renewal of government restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines, which could be expensive or burdensome to implement, and which may affect our operations.

The magnitude of the continuing impact of COVID-19 and new and emerging variants on our business will depend on the duration and extent of the COVID-19 pandemic, the impact of federal, state, local and foreign governmental actions, consumer behavior in response to the COVID-19 pandemic and such governmental actions, as well as economic and operating conditions in the aftermath of COVID-19. Due to the evolving and uncertain nature of the COVID-19 pandemic and the risk of new variants, we are not able to estimate the full extent that the COVID-19 pandemic may have on our business, financial position and results of operations over the near, medium or long-term.

TelevisaUnivision Transaction

On January 31, 2022, we and Univision Holdings, Inc., or UHI, announced the consummation of the TelevisaUnivision Transaction with UHI and, for the limited purposes set forth in the transaction agreement (the “2021 Transaction Agreement”), affiliates of Searchlight Capital Partners, LP (“Searchlight”), ForgeLight LLC (“ForgeLight”) and Liberty Global plc, through its venture investment vehicle (“Liberty Global”), pursuant to which, among other things, we contributed our former Content business segment (other than certain assets relating to our news business, real estate and Mexican over-the-air broadcast concessions) to UHI.

In consideration for the contribution of our former Content business, we received approximately U.S. $4.5 billion in a combination of cash (U.S. $3.0 billion) and U.S. $1.5 billion of common and preferred shares of TelevisaUnivision excluding post-closing adjustments. Additionally, as part of the TelevisaUnivision Transaction, we received consideration of Ps.940 million for the transfer of rights of news content production to a related party other than TelevisaUnivision. As of March 31, 2023, we owned a 44% equity interest in TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options). Our investment in TelevisaUnivision is currently held in the form of shares of common stock and convertible preferred stock. The value of the common stock and preferred stock of TelevisaUnivision, neither of which are publicly traded, will fluctuate and could materially increase or decrease the value of our investment.

As a result of the closing of the TelevisaUnivision Transaction, our cash and cash equivalents increased by U.S. $3.0 billion, and our investment in common and preferred shares of TelevisaUnivision increased by U.S. $1.5 billion. In addition, during the first quarter of 2022, we recognized: (i) a preliminary consideration of U.S.$3.0 billion in cash, U.S.$750 million in Class A common stock of TelevisaUnivision, and U.S.$750 million in Series B participating preferred stock of TelevisaUnivision, with an annual cumulative dividend of 5.5%; (ii) a preliminary income from discontinued operations in the amount of Ps.54,765.4 million, net of income taxes; and (iii) an increase in our share in TelevisaUnivision from 35.5% to 44.6% on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options). Also, beginning in the first quarter of 2022, we began to present the results of our disposed businesses as discontinued operations in our consolidated statements of income for any prior period presented for comparative purposes and for the month ended January 31, 2022. These effects were partially offset in our consolidated statement of income by a reduction in our consolidated operating income resulting primarily from the disposal of our former Content business segment. As a result of the completion of the TelevisaUnivision Transaction, we no longer consolidate the results of our former Content business segment.

Spin-off of Certain Businesses of Our Other Businesses Segment

On October 27, 2022, our Board of Directors approved a reorganization proposal to spin-off certain businesses that are part of our Other Businesses segment, including our futbol operations, the Azteca Stadium, the gaming operations, and the publishing and distribution of magazines, as well as certain related assets and real estate.  For more information regarding the potential spin-off, please see “Information on the Company—Business Overview—Other Businesses—Spin-off of Certain Businesses of Our Other Businesses Segment.”

Preparation of Financial Statements

As required by regulations issued by Comisión Nacional Bancaria y de Valores, or the Mexican Banking and Securities Commission, for listed companies in Mexico, our financial information is presented in accordance with the IFRS as issued by the IASB for financial reporting purposes.

Following the TelevisaUnivision Transaction, which was closed on January 31, 2022, the results of the Content segment, as well as the Feature Film Distribution business, which was previously classified in the Other Businesses segment, are presented as part of discontinued operations in our consolidated financial statements for the years ended December 31, 2021 and 2020, as well as for the month ended January 31, 2022. Accordingly, these businesses are not presented as part of our segments in this report.

	Year Ended December 31,
	2022		2021		2020

	(Millions of Pesos)(1)
Revenues	Ps.	75,526.6	Ps.	73,915.4	Ps.	70,680.2
Cost of revenues		48,807.6		46,653.6		45,220.3
Selling expenses		9,422.9		8,099.6		8,414.4
Administrative expenses		12,061.9		12,189.5		11,216.0
Other (expense) income, net		(815.6)		3,716.2		628.7
Operating income		4,418.6		10,688.9		6,458.2
Finance expense, net		9,206.2		11,918.0		5,649.4
Share of (loss) income of associates and joint ventures, net		(7,378.2)		3,671.0		(5,739.7)
Income tax benefit (expense)		1,227.5		(1,673.0)		(858.9)
Net (loss) income from continuing operations		(10,938.3)		768.9		(5,789.8)
Income from discontinued operations, net		56,222.2		6,585.9		6,092.7
Net income		45,283.9		7,354.8		302.9
Net income attributable to non-controlling interests		571.7		1,299.0		1,553.2
Net income (loss) attributable to stockholders of the Company	Ps.	44,712.2	Ps.	6,055.8	Ps.	(1,250.3)
(1)	Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2022, 2021 and 2020 included in this annual report due to differences in rounding.

Results of Operations

For segment reporting purposes, our consolidated cost of revenues, selling expenses and administrative expenses for the years ended December 31, 2022, 2021 and 2020 exclude corporate expenses and depreciation and amortization, which are presented as separate line items. The following table sets forth the reconciliation between our operating segment income and the consolidated operating income according to IFRS:

	Year Ended December 31,
	2022		2021		2020

	(Millions of Pesos)(1)
Revenues(2)	Ps.	75,526.6	Ps.	73,915.4	Ps.	70,456.9
Cost of revenues(2)(3)		31,242.5		29,856.1		28,570.2
Selling expenses(2)(3)		9,065.2		7,826.1		7,602.0
Administrative expenses(2)(3)		7,329.2		6,855.9		6,305.6
Intersegment operations(4)		120.4		1.6		1.6
Operating segment income		28,010.1		29,378.9		27,980.7
Corporate expenses		1,538.1		2,351.3		2,223.6
Depreciation and amortization		21,117.4		20,053.3		19,922.0
Other (expense) income, net		(815.6)		3,716.2		628.7
Intersegment operations(4)		(120.4)		(1.6)		(1.6)
Disposed operations(2)		—		—		(4.0)
Operating income	Ps.	4,418.6	Ps.	10,688.9	Ps.	6,458.2
(1)	Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2022, 2021 and 2020 included in this annual report due to differences in rounding.
(2)	The sale of the Company’s Radio Business was concluded on July 2, 2020. Accordingly, the revenues, cost of revenues, operating expenses and the operating segment income associated with the Radio Business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the year ended December 31, 2020.
(3)	Excluding corporate expenses and depreciation and amortization.
(4)	As a result of the adoption of IFRS 16 Leases (“IFRS 16”), intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level.

The following table sets forth our segment revenues data for the indicated periods as a percentage of total segment revenues:

	Year Ended December 31,(1)
Segment Revenues	2022	2021	2020
Cable	63.6%	64.5%	63.9%
Sky	26.7	29.6	31.2
Other Businesses	9.7	5.9	4.9
Total segment revenues	100.0%	100.0%	100.0%
Intersegment operations	(0.7)	(0.7)	(0.7)
Disposed operations	—	—	0.3
Total consolidated revenues	99.3%	99.3%	99.6%

The following table sets forth our consolidated operating income as a percentage of our total consolidated revenues:

	Year Ended December 31,(1)
	2022	2021	2020
Revenues
Cost of revenues(2)	41.4%	40.4%	40.7%
Selling expenses(2)	12.0	10.6	10.8
Administrative and corporate expenses(2)	11.7	12.4	12.1
Depreciation and amortization	27.9	27.1	28.2
Other expense (income), net	1.1	(5.0)	(0.9)
Consolidated operating income	5.9	14.5	9.1
Total consolidated revenues	100.0%	100.0%	100.0%
(1)	Certain segment data set forth in these tables may vary from the corresponding data set forth in our consolidated year-end financial statements due to differences in rounding. The segment revenues and total segment revenues data set forth in this annual report include revenues from intersegment operations in all periods presented. See Note 26 to our consolidated year-end financial statements.
(2)	Excluding depreciation and amortization.

Summary of Business Segment Results

The following tables set forth the revenues and operating segment income of each of our reportable business segments and intersegment operations, corporate expenses, depreciation and amortization, other (expense) income, net and disposed operations for the years ended December 31, 2022, 2021 and 2020. Reportable segments are those that are based on our method of internal reporting to senior management for making operating decisions and evaluating performance of operating segments, and certain qualitative, grouping and quantitative criteria. As of December 31, 2022, we classified our operations into three business segments: Cable, Sky and Other Businesses.

	Year Ended December 31,
	2022		2021		2020

	(Millions of Pesos)(1)
Segment Revenues
Cable	Ps.	48,411.8	Ps.	48,020.9	Ps.	45,367.1
Sky		20,339.0		22,026.6		22,134.7
Other Businesses(2)		7,338.8		4,388.2		3,480.9
Total Segment Revenues		76,089.6		74,435.7		70,982.7
Intersegment Operations(1)		(563.0)		(520.3)		(525.8)
Disposed Operations(2)		—		—		223.3
Total Consolidated Revenues	Ps.	75,526.6	Ps.	73,915.4	Ps.	70,680.2

Operating Segment Income
Cable	Ps.	19,902.8	Ps.	20,285.0	Ps.	18,898.3
Sky		6,416.3		8,504.2		9,135.3
Other Businesses(2)		1,691.0		589.7		(52.9)
Total Operating Segment Income(3)		28,010.1		29,378.9		27,980.7
Corporate Expenses(3)		(1,538.1)		(2,351.3)		(2,223.6)
Depreciation and Amortization(3)		(21,117.4)		(20,053.3)		(19,922.0)
Other (Expense) Income, net		(815.6)		3,716.2		628.7
Intersegment Operations(4)		(120.4)		(1.6)		(1.6)
Disposed Operations(2)		—		—		(4.0)
Consolidated Operating Income(5)	Ps.	4,418.6	Ps.	10,688.9	Ps.	6,458.2

(1)	Certain segment data set forth in these tables may vary from the corresponding data set forth in our consolidated year-end financial statements due to differences in rounding. The segment revenues and total segment revenues data set forth in this annual report include revenues from intersegment operations in all years presented. See Note 26 to our consolidated year-end financial statements.

(2)	The sale of the Company’s Radio business was concluded on July 2, 2020. Accordingly, the revenues and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the year ended December 31, 2020.
(3)	The total operating segment income data set forth in this annual report do not include corporate expenses nor depreciation and amortization in any year presented, but are presented herein to facilitate the discussion of segment results.
(4)	As a result of the adoption of IFRS 16, intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level.
(5)	Consolidated operating income reflects corporate expenses, depreciation and amortization, other (expense) income, net, intersegment operations and disposed operations in the years presented. See Note 26 to our consolidated year-end financial statements.

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

Results of Operations for the Year Ended December 31, 2022

Compared to the Year Ended December 31, 2021

Total Segment Results

Revenues

Revenues increased by Ps.1,611.2 million, or 2.2%, to Ps.75,526.6 million for the year ended December 31, 2022 from Ps.73,915.4 million for the year ended December 31, 2021. This increase was due to revenue growth in the Cable and Other Businesses segments, which was partially offset by a decrease in revenues in our Sky segment.

Cost of Revenues

Cost of revenues increased by Ps.1,386.4 million, or 4.6%, to Ps.31,242.5 million for the year ended December 31, 2022 from Ps.29,856.1 million for the year ended December 31, 2021. This increase was mainly due to higher costs in our Cable and Other Businesses segments, which was partially offset by a decrease in cost in our Sky segment.

Selling Expenses

Selling expenses increased by Ps.1,239.1 million, or 15.8%, to Ps.9,065.2 million for the year ended December 31, 2022 from Ps.7,826.1 million for the year ended December 31, 2021. This increase was primarily attributable to higher selling expenses in our Sky and Cable segments.

Administrative and Corporate Expenses

Administrative and corporate expenses decreased by Ps.339.9 million, or 3.7%, to Ps.8,867.3 million for the year ended December 31, 2022 from Ps.9,207.2 million for the year ended December 31, 2021. The decrease mainly reflects lower corporate expenses and was partially offset by an increase in administrative expenses in our Cable and Sky segments.

Corporate expenses decreased by Ps.813.2 million, or 34.6%, to Ps.1,538.1  million in 2022, from Ps.2,351.3 million in 2021. This decrease was primarily due to a lower non-allocated corporate expense, which was partially offset by an increase in employee profit sharing and a higher share-based compensation expense.

Share-based compensation expense in 2022 and 2021 amounted to Ps.968.6 million and Ps.903.8 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Cable

Cable revenues are derived from the provision of cable and telecommunication services, as well as advertising revenues. Revenues relating to pay-TV services generally consist of monthly subscription fees for basic and premium service packages, fees charged for pay-per-view programming and, to a significantly lesser extent, monthly rental and one-time installation fees, broadband internet and telephone services subscription. The voice and data business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network. Revenues relating to pay-TV advertising consist of revenues from the sale of advertising on Cablevisión, Cablemás, TVI, Cablecom and Telecable. Rates are based on the day and time the advertising is aired, as well as the type of programming in which the advertising is aired. Pay-TV subscription and advertising rates are adjusted periodically in response to inflation and in accordance with market conditions.

Cable revenues represented 63.6% and 64.5% of our segment revenues for the years ended December 31, 2022 and 2021, respectively, and increased by Ps.390.9 million, or 0.8%, to Ps.48,411.8 million for the year ended December 31, 2022 from Ps.48,020.9  million for the year ended December 31, 2021.

Total revenue generating units, or RGUs, exceeded 15.9 million for the year ended December 31, 2022. Total net additions for the year ended December 31, 2022 exceeded 1.3 million RGUs due to increases in all of our services.

Cable operating segment income decreased by Ps.382.2 million, or 1.9%, to Ps.19,902.8 million for the year ended December 31, 2022 from Ps.20,285.0 million for the year ended December 31, 2021, and the margin reached 41.1%. These decreases were primarily due to increases in personnel, commissions, broadband and signal costs and expenses, which were partially offset by an increase in revenues.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2022 and 2021.

	2022	2021
Video	4,458,220	4,166,460
Broadband (data)	5,984,151	5,649,102
Voice	5,233,724	4,617,265
Mobile	240,207	156,051
RGUs	15,916,302	14,588,878

Sky

Sky revenues are primarily derived from program services, activation fees and equipment rental to subscribers, national advertising revenues and broadband internet services, and as of 2019 it provides telephone services to its subscribers.

Sky revenues represented 26.7% and 29.6% of our segment revenues for the years ended December 31, 2022 and 2021, respectively,  and decreased by Ps.1,687.6 million, or 7.7%, to Ps.20,339.0 million for the year ended December 31, 2022 from Ps.22,026.6 million for the year ended December 31, 2021. This decrease was due to the decrease in the number of video and broadband RGUs for the year ended December 31, 2022. This decrease was partially offset by price increases implemented in March 2022. Total disconnections for the year ended December 31, 2022 were approximately 1.3 million RGUs. This was mainly driven by the loss of 1.2 million video RGUs and 101.6 thousand broadband and mobile net disconnections. In addition, Sky closed the year with 115,578 video RGUs in Central America and the Dominican Republic. The following table sets forth the breakdown of RGUs per service type for Sky as of December 31, 2022 and 2021.

	2022	2021
Video	6,257,059	7,408,075
Broadband (data)	640,294	727,226
Voice	453	601
Mobile	15,602	30,266
RGUs	6,913,408	8,166,168

Sky operating segment income decreased by Ps.2,087.9 million, or 24.6%, to Ps.6,416.3 million for the year ended December 31, 2022 from Ps.8,504.2 million for the year ended December 31, 2021, and the margin totaled 31.5%. This decrease in operating segment income was due to the lower revenue and the amortization of some non-recurring costs and expenses of Ps.930.0 million related to the transmission rights of the 2022 Soccer World Cup.

Other Businesses

Other Businesses revenues are primarily derived from the promotion of sports and special events in Mexico, gaming, publishing and publishing distribution.

Other Businesses revenues represented 9.7% and 5.9% of our segment revenues for the years ended December 31, 2022 and 2021, respectively, and increased by Ps.2,950.6 million, or 67.2%, to Ps.7,338.8 million for the year ended December 31, 2022 from Ps.4,388.2 million for the year ended December 31, 2021. This increase was due to the ongoing reopening of the Mexican economy, primarily in our gaming, sports and special events businesses.

Other Businesses operating segment income increased by Ps.1,101.3 million, or 186.8%, to Ps.1,691.0  million for the year ended December 31, 2022 from Ps.589.7 million for the year ended December 31, 2021. This increase was primarily due to an increase in revenues, which was partially offset by an increase in cost of revenues and operating expenses.

Depreciation and Amortization

Depreciation and amortization expense increased by Ps.1,064.1 million, or 5.3%, to Ps.21,117.4 million for the year ended December 31, 2022 from Ps.20,053.3 million for the year ended December 31, 2021. This increase was primarily due to an increase in depreciation and amortization expense in our Cable and Other Businesses segments.

Other Income or Expense, Net

Other income or expense, net, decreased by Ps.4,531.8 million, to other expense, net of Ps.815.6 million for the year ended December 31, 2022, from other income, net of Ps.3,716.2 million for the year ended December 31, 2021. This decrease was primarily due to (i) the absence of a Ps.4,547.0 million pre-tax gain from the disposition of our former 40% equity stake in OCEN, a live entertainment company with operations primarily in Mexico, which sale was concluded in December 2021; and (ii) a Ps.425.8 million (U.S.$21.5 million) expense incurred in the fourth quarter of 2022 in connection with the provision for the settlement of a lawsuit, which was net of a related insurance reimbursement.

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

Our foreign exchange position is affected by our assets or liabilities denominated in foreign currencies, primarily U.S. dollars. We record a foreign exchange gain or loss if the exchange rate of the Mexican peso to the other currencies in which our monetary assets or liabilities are denominated varies.

Finance expense, net, decreased by Ps.2,711.8 million, or 22.8%, to Ps.9,206.2 million for the year ended December 31, 2022, from Ps.11,918.0 million for the year ended December 31, 2021. This decrease was primarily due to: (i) a Ps.1,591.1 million increase in interest income, primarily explained by a higher average amount of cash and cash equivalents during 2022; (ii) a Ps.1,072.5 million decrease in other finance expense, net, resulting primarily from a lower loss in fair value of our derivative contracts in 2022; and (iii) a Ps.397.8 million decrease in foreign exchange loss, net, resulting primarily from a 5.0% appreciation of the Mexican peso against the U.S. dollar on an average net U.S. dollar asset position for the year ended December 31, 2022, compared with a 2.5% depreciation of the Mexican peso against the U.S. dollar on an average net U.S. dollar liability position for the year ended December 31, 2021.  These favorable variances were partially offset by a Ps.349.6 million increase in interest expense, primarily due to finance expense in connection with the prepayment of a portion of our long-term debt in 2022, which was partially offset by a decrease in interest expense derived from a lower average principal amount of our total debt in 2022.

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

Share of income or loss of associates and joint ventures, net, changed by Ps.11,049.2 million, to a share of loss of Ps.7,378.2 million in 2022, from a share of income of Ps.3,671.0 million in 2021. This unfavorable change reflected mainly (i) a share of loss of TelevisaUnivision (formerly known as Univision Holdings II, Inc. or UH II), resulting primarily from a goodwill impairment loss recognized by TelevisaUnivision in the fourth quarter of 2022; and (ii) the absence of a share of income in 2022 of an impairment loss reversal that we recognized in our share of income of UH II in 2021. These unfavorable variances were partially offset by a cash dividend paid to us in 2022 in connection with our investment in preferred shares of TelevisaUnivision in the aggregate amount of Ps.752.6 million (U.S.$37.8 million).

Income Taxes

Income tax benefit or expense changed by Ps.2,900.5 million to an income tax benefit of Ps.1,227.5 million in 2022, compared with an income tax expense of Ps.1,673.0 million in 2021. This change was mainly due to a loss before income taxes in 2022, compared to an income before income taxes in 2021, as well as a lower effective income tax rate in 2022 as compared to 2021 primarily as a result of (i) the income tax effects derived from our share in loss of TelevisaUnivision referred to above; and (ii) a higher inflationary tax gain resulting from both a higher inflation rate in Mexico in 2022 and a higher average net monetary liability position of certain companies in the Group during 2022.

The Mexican corporate income tax rate was 30% in each of the years 2022, 2021 and 2020.

Income from Discontinued Operations

In connection with the transaction that we closed with TelevisaUnivision on January 31, 2022 (the “TelevisaUnivision Transaction”), we present the results from our disposed businesses as income from discontinued operations in our consolidated statements of income for the current period and for any comparative period presented.

Income from discontinued operations, net, increased by Ps.49,636.3 million, to Ps.56,222.2 million in 2022, from Ps.6,585.9 million in 2021. This increase reflected primarily the net gain on disposition of discontinued operations in connection with the TelevisaUnivision Transaction that was closed on January 31, 2022, which was partially offset by the absence of net income of discontinued operations for the 11 months ended December 31, 2022.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests reflects that portion of operating results attributable to interests held by third parties in businesses which are not wholly-owned by us, including our Cable and Sky segments.

Net income attributable to non-controlling interests decreased by Ps.727.3 million, or 56.0%, to Ps.571.7 million in 2022, compared with Ps.1,299.0 million in 2021. This decrease was primarily due to a lower portion of net income attributable to non-controlling interests in our Cable and Sky segments.

Net Income or Loss Attributable to Stockholders of the Company

Net income attributable to stockholders of the Company increased to Ps.44,712.2 million for the year ended December 31, 2022, from Ps.6,055.8 million for the year ended December 31, 2021. This increase of Ps.38,656.4 million was due to a:

●	Ps.49,636.3 million favorable increased in income from discontinued operations;
●	Ps.2,711.8 million decrease in finance expense, net;
●	Ps.2,900.5 million increase in income taxes benefit or expense; and
●	Ps.727.3 million decrease in net income attributable to non-controlling interests.

This increase was partially offset by a:

●	Ps.11,049.2 million unfavorable change in share of income or loss of associates and joint ventures;
●	Ps.4,531.8 million unfavorable change in other income or expense, net;
●	Ps.1,064.1 million increase in depreciation and amortization; and
●	Ps.674.4 million decrease in income before depreciation and amortization.

Results of Operations for the Year Ended December 31, 2021

Compared to the Year Ended December 31, 2020

Total Segment Results

Revenues

Revenues increased by Ps.3,235.2 million, or 4.6%, to Ps.73,915.4 million for the year ended December 31, 2021 from Ps.70,680.2 million for the year ended December 31, 2020. This increase was due to revenue growth in the Cable and Other Businesses segments, which was partially offset by a decrease in revenues in our Sky segment.

Cost of Revenues

Cost of revenues increased by Ps.1,113.7 million, or 3.9%, to Ps.29,856.1 million for the year ended December 31, 2021 from Ps.28,742.4 million for the year ended December 31, 2020. This increase was mainly due to higher costs in our Cable, Sky and Other Businesses segments.

Selling Expenses

Selling expenses increased by Ps.186.1 million, or 2.4%, to Ps.7,826.1 million for the year ended December 31, 2021 from Ps.7,640.0 million for the year ended December 31, 2020. This increase was attributable to higher selling expenses in our Sky and Cable segments.

Administrative and Corporate Expenses

Administrative and corporate expenses increased by Ps.660.9 million, or 7.7%, to Ps.9,207.2 million for the year ended December 31, 2021 from Ps.8,546.3 million for the year ended December 31, 2020. The increase mainly reflects higher Corporate expenses and an increase in administrative expenses in our Cable and Sky segments.

Corporate expenses increased by Ps.127.7 million, or 5.7%, to Ps.2,351.3 million in 2021, from Ps.2,223.6 million in 2020. This increase was due to increased expenses associated with our employee profit sharing program and a higher share-based compensation expense.

Share-based compensation expense in 2021 and 2020 amounted to Ps.903.8 million and Ps.863.8 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Cable

Cable revenues, representing 64.5% and 63.9% of our segment revenues for the years ended December 31, 2021 and 2020, respectively, increased by Ps.2,653.8 million, or 5.8%, to Ps.48,020.9 million for the year ended December 31, 2021 from Ps.45,367.1 million for the year ended December 31, 2020.

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

Sky

Sky revenues, representing 29.6% and 31.2% of our segment revenues for the years ended December 31, 2021 and 2020, respectively, decreased by Ps.108.1 million, or 0.5%, to Ps.22,026.6 million for the year ended December 31, 2021 from Ps.22,134.7 million for the year ended December 31, 2020. This decrease was due to the decrease in the number of video RGUs as a result of the post-pandemic slowdown.

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

Other Businesses

Other Businesses revenues, representing 5.9% and 4.9% of our segment revenues for the years ended December 31, 2021 and 2020, respectively, increased by Ps.907.3 million, or 26.1%, to Ps.4,388.2 million for the year ended December 31, 2021 from Ps.3,480.9 million for the year ended December 31, 2020. This increase was due mainly to our gaming and sports and special events businesses.

Other Businesses operating segment income increased by Ps.642.6 million, to an income of Ps.589.7 million for the year ended December 31, 2021 from a loss of Ps.52.9 million for the year ended December 31, 2020. This increase was primarily due to the increase in revenues as well as lower costs and expenses in our publishing and publishing distribution businesses.

The sale of the Company’s Radio business was concluded on July 2, 2020. Accordingly, the revenues and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the year ended December 31, 2020.

Depreciation and Amortization

Depreciation and amortization expense increased by Ps.131.3 million, or 0.7%, to Ps.20,053.3 million for the year ended December 31, 2021 from Ps.19,922.0 million for the year ended December 31, 2020. This change primarily reflected an increase in depreciation and amortization expense in our Sky and Cable segments.

Other Income or Expense, Net

Other income or expense, net, increased by Ps.3,087.5 million to other income, net of Ps.3,716.2 million for the year ended December 31, 2021, from other income, net of Ps.628.7 million for the year ended December 31, 2020. This increase reflected primarily by a Ps.4,547.0 million pre-tax gain on the disposition of our former 40% equity stake in Ocesa Entretenimiento, S.A. de C.V. This pre-tax gain was partially offset by: (i) increased expenses related to a legal and financial advisory and professional services; (ii) surcharges resulting from payments made in 2021 by three companies in our Cable, Sky and Content segments for income taxes for prior years; (iii) an increase in impairment adjustments primarily in connection with goodwill, intangible assets and property and equipment in our Other Businesses segment; (iv) a higher non-recurring severance expense in connection with dismissals of personnel in the Content and Cable segments; (v) the absence in 2021 of a Ps.932.4 million pre-tax gain on disposition of our 50% equity stake in our former Radio business, which sale was concluded in July, 2020; and (vi) the absence in 2021 of a Ps.167.6 million one-time cash reimbursement in the second quarter of 2020, in connection with a legal outcome favorable to our former associate, Imagina Media Audiovisual, S.L.

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

Finance expense, net, increased by Ps.6,268.6 million to Ps.11,918.0 million for the year ended December 31, 2021, from Ps.5,649.4 million for the year ended December 31, 2020. This increase reflected primarily: (i) a Ps.5,885.5 million unfavorable change in foreign exchange gain or loss, net, resulting primarily from a 2.8% depreciation of the Mexican peso against the U.S. dollar for the year ended December 31, 2021, on a higher U.S. dollar average net liability position in 2021, compared with an average appreciation of the Mexican peso against the U.S. dollar during the year ended December 31, 2020; (ii) a Ps.507.1 million decrease in interest income, primarily due to a lower average amount of cash equivalents; and (iii) a Ps.1,272.5 million unfavorable change in other finance income or expense, net, resulting primarily from changes in fair value of our derivative contracts. These unfavorable variances were partially offset by a Ps.1,396.5 million decrease in interest expense, primarily due to a lower average principal amount of long-term debt in 2021.

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

Share of income or loss of associates and joint ventures, net, changed by Ps.9,410.7 million, to a share of income of Ps.3,671.0 million in 2021, from a share of loss of Ps.5,739.7 million in 2020. This favorable change reflected mainly (i) the absence of a Ps.5,455.4 million impairment adjustment to the carrying value of our investment in shares of UHI as of March 31 of 2020; (ii) a reversal of a loss impairment made in the second half of 2021 in the amount of Ps.4,161.7 million, in connection with the impairment adjustment recognized in 2020 to the carrying amount of our investment in shares of Univision Holdings II, Inc. (“UH II”) (UHI through May 18, 2021); and (iii) a lower share of loss of OCEN, in which we maintained a 40% interest and disposed of in December, 2021.

Income Taxes

Income taxes increased by Ps.814.1 million, or 94.8%, to Ps.1,673.0 million in 2021, compared with Ps.858.9 million in 2020. This increase reflected mainly a higher effective income tax rate, primarily in connection with (i) an inflationary tax gain in some of our companies resulting primarily from a higher inflation in 2021 (7.4% in 2021 compared to 3.2% in 2020); (ii) additional income taxes from prior years paid by three of our companies, resulting from assessments made by the Mexican tax authority in the second and third quarters of 2021; (iii) a partial write-off of a deferred income tax asset recognized in 2014, as result of an assessment made by the Mexican tax authority in the first quarter of 2022; and (iv) income taxes paid in 2021 from gains on sales of shares and property among some of our companies in conjunction with reorganization activities contemplated by the 2021 Transaction Agreement.

The Mexican corporate income tax rate was 30% in each of 2021, 2020 and 2019, and will be 30% in 2022.

Income from Discontinued Operations

In connection with the transaction that we closed with TelevisaUnivision on January 31, 2022 (the “TelevisaUnivision Transaction”), we present the results from our disposed businesses as income from discontinued operations in our consolidated statements of income for the years ended December 31, 2021 and 2020.

Income from discontinued operations, net, increased by Ps.493.2 million, to Ps.6,585.9 million in 2021, from Ps.6,092.7 million in 2020, primarily related to net income from discontinued operations, which was partially offset by certain expenses and taxes incurred in 2021 in connection with the TelevisaUnivision Transaction.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests reflects that portion of operating results attributable to interests held by third parties in businesses, which are not wholly-owned by us, including our Cable and Sky segments.

Net income attributable to non-controlling interests decreased by Ps.254.2 million, or 16.4%, to Ps.1,299.0 million in 2021, compared with Ps.1,553.2 million in 2020. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky and Cable segments.

Net Income or Loss Attributable to Stockholders of the Company

Net income or loss attributable to stockholders of the Company amounted to a net income of Ps.6,055.8 million for the year ended December 31, 2021, compared with a net loss of Ps.1,250.3 million for the year ended December 31, 2020. The favorable net change of Ps.7,306.1 million, reflected a:

•	Ps.9,410.7 million favorable change in share of income or loss of associates and joint ventures, net;
•	Ps.1,274.5 million increase in income before depreciation and amortization;
•	Ps.3,087.5 million increase in other income, net;
•	Ps.493.2 million favorable increase in income from discontinued operations; and
•	Ps.254.2 million decrease in net income attributable to non-controlling interests.

These changes were partially offset by a:

•	Ps.6,268.6 million increase in finance expense, net;
•	Ps.814.1 million increase in income taxes; and

•	Ps.131.3 million increase in depreciation and amortization.

Effects of Depreciation and Inflation

The following table sets forth, for the periods indicated:

•	the percentage that the Peso depreciated or appreciated against the U.S. Dollar;
•	the Mexican inflation rate;
•	the U.S. inflation rate; and
•	the percentage change in Mexican GDP compared to the prior period.

	Year Ended December 31.
	2022	2021	2020
(Appreciation) depreciation of the Peso as compared to the U.S. Dollar(1)	(5.0)%	2.8%	6.0%
Mexican inflation rate(2)	7.8	7.4	3.2
U.S. inflation rate	6.5	7.0	1.3
Increase (decrease) in Mexican GDP(3)	3.1	4.7	(8.2)
(1)	Based on changes in the Interbank Rates, as reported by CitiBanamex, at the end of each period, which were as follows: Ps.19.9493 as of December 31, 2020, Ps.20.5031 as of December 31, 2021 and Ps.19.4760 as of December 31, 2022.
(2)	Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 109.3 in 2020; 117.3 in 2021; and 126.5 in 2022.
(3)	As estimated by the Instituto Nacional de Estadística, Geografía e Informática, or INEGI.

The general condition of the Mexican economy, the depreciation of the Peso as compared to the U.S. Dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

●	Advertising and Other Revenues. Inflation in Mexico adversely affects consumers. As a result, our advertising customers may purchase less advertising, which would reduce our advertising revenues, and consumers may reduce expenditures for our other products and services, including pay-TV services.
●	Foreign Currency-Denominated Revenues and Operating Costs and Expenses. We have substantial operating costs and expenses denominated in foreign currencies, primarily in U.S. Dollars. These costs are principally due to our activities in the United States, the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our foreign currency-denominated revenues and operating costs and expenses stated in millions of U.S. Dollars for 2022, 2021 and 2020:

	Year Ended December 31,
	2022		2021		2020

	(Millions of U.S. Dollars)
Revenues	U.S.$	182	U.S.$	142	U.S.$	144
Operating costs and expenses		469		352		319

On a consolidated basis, in 2022, 2021 and 2020, our foreign-currency-denominated costs and expenses exceeded our foreign-currency-denominated revenues. As a result, we could be exposed to future depreciation of the Peso, which would increase the Peso equivalent of our foreign-currency-denominated costs and expenses.

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

IFRS

Our consolidated financial information as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, was prepared in accordance with IFRS as issued by the IASB.

Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2023. Our management does not expect the pronouncements effective for annual periods beginning on January 1, 2023 to have a material impact on our consolidated financial statements. Our management is in the process of assessing the potential impact those pronouncements effective for annual periods beginning on or after January 1, 2023 will have on our consolidated financial statements. Some amendments and improvements to certain IFRS standards became effective on January 1, 2023, and did not have any significant impact on our consolidated financial statements.

Effective for Annual
Periods Beginning
New or Amended IFRS Standard	Title of the IFRS Standard	On or After
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 17 (1)	Insurance Contracts	January 1, 2023
Amendments to IAS 1 (1)	Classification of Liabilities as Current or Non-current	January 1, 2023
Amendments to IAS 8 (1)	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2 (1)	Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 12 (1)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendment to IFRS 17 (1)	Initial Application of IFRS 17 and IFRS 9 – Comparative Information	January 1, 2023
Amendments to IFRS 16 (1)	Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 1 (1)	Non-current Liabilities with Covenants	January 1, 2024

(1)	This new or amended IFRS Standard is not expected to have a significant impact on our consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued by the IASB in September 2014, and addressed and acknowledged an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely. Entities are required to apply these amendments prospectively to the sale or contribution of assets occurring in annual periods beginning on or after a date to be determined by the IASB. Earlier application is permitted. If an entity applies these amendments earlier, it shall disclose that fact. These amendments became applicable to the Group’s consolidated financial statements in connection with the closing of the TelevisaUnivision Transaction in the first quarter of 2022 (see Note 3 to our consolidated year-end financial statements). As permitted, we have applied these amendments in 2022 and disclosed this fact in our consolidated financial statements.

IFRS 17 Insurance Contracts (“IFRS 17”) was issued by the IASB in May 2017 and amended in June 2020. IFRS 17 supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. Amendments to IFRS 17 were issued in June 2020 aimed at helping companies implement the Standard and making it easier for them to explain their financial performance. The fundamental principles introduced when IFRS 17 was issued in May 2017 remained unaffected. IFRS 17 became effective on January 1, 2023.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current were issued by the IASB in January 2020, and clarify one of the criteria in IAS 1 for classifying a liability as non-current that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. An entity shall apply these amendments for annual reporting periods beginning on or after January 1, 2023, retrospectively in accordance with IAS 8. Earlier application is permitted.

Amendments to IAS 8 Definition of Accounting Estimates, were issued by the IASB in February 2021, the amendments introduced the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted.

Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies, were issued by the IASB in February 2021, the Board amended paragraphs 117–122 of IAS 1 Presentation of Financial Statements to require entities to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the Board also amended IFRS Practice Statement 2 Making Materiality Judgements (Materiality Practice Statement) to explain and demonstrate the application of the “four-step materiality process” to accounting policy disclosures.

Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction were issued by the IASB in May 2021 and specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 Income Taxes specifies how a company accounts for income tax, including deferred tax, which represents tax payable or recoverable in the future. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets and liabilities for the first time. Previously, there had been some uncertainty about whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability. The amendments clarify that the exemption does not apply and that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

Amendment to IFRS 17 Initial Application of IFRS 17 and IFRS 9 – Comparative Information, was issued by the IASB in December 2021 and includes a narrow-scope amendment to the transition requirements in IFRS 17, providing insurers with an option aimed at improving the usefulness of information to investors on initial application of the new Standard. The amendment relates to insurers’ transition to the new Standard only, and it does not affect any other requirements in IFRS 17. IFRS 17 and IFRS 9 have different transition requirements. For some insurers, these differences can cause temporary accounting mismatches between financial assets and insurance contract liabilities in the comparative information they present in their financial statements when applying IFRS 17 and IFRS 9 for the first time. IFRS 17, including this amendment, is effective for annual reporting periods beginning on or after January 1, 2023.

Amendments to IFRS 16 Lease Liability in a Sale and Leaseback, were issued by the IASB in September 2022, and add to requirements in IFRS 16 Leases (“IFRS 16”) explaining how a company accounts for a sale and leaseback after the date of the transaction. A sale and leaseback is a transaction for which a company sells an asset and leases the same asset back for a period of time from the new owner. IFRS 16 includes requirements on how to account for a sale and leaseback at the date the transaction takes place. However, IFRS 16 had not specified how to measure the transaction when reporting after that date. The amendments issued add to the sale and leaseback requirements in IFRS 16, thereby supporting the consistent application of the IFRS Standard. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction. These amendments to IFRS 16 are effective for annual reporting periods beginning on or after January 1, 2024, with early application permitted.

Amendments to IAS 1 Non-current Liabilities with Covenants, were issued by the IASB in October 2022, to improve the information companies provide about long-term with covenants. IAS 1 Presentation of Financial Statements requires a company to classify debt as non-current only if the company can avoid settling the debt in the 12 months after the reporting date. However, a company’s ability to do so is often subject to complying with covenants. For example, a company might have long-term debt that could become repayable within 12 months if the company fails to comply with covenants in that 12-month period. The amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with early adoption permitted.

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

Beginning on January 31, 2022, we are no longer engaged in the Content business operations as a result of the closing of the TelevisaUnivision Transaction on that date (see Notes 3 and 28 to our consolidated year-end financial statements).

Through January 31, 2022, we produced a significant portion of programming for initial broadcast in Mexico, its primary market. Following the initial broadcast of this programming, we then licensed some of this programming for broadcast in secondary markets, such as Mexico, the United States, Latin America, Asia, Europe and Africa. Under IFRS, in order to properly capitalize and subsequently amortize production costs related to this programming, we estimated the expected future benefit period over which a given program would generate revenues (generally, over a five-year period). We then amortized the production costs related to a given program over the expected future benefit period. Under this policy, we generally expensed approximately 70% of the production costs related to a given program in its initial broadcast run and deferred and expensed the remaining production costs over the remainder of the expected future benefit period (see Note 2 (g) to our consolidated year-end financial statements).

We estimated the expected future benefit periods based on past historical revenue patterns and usage for similar types of programming and any potential future events, such as new outlets through which we could exploit or distribute its programming, including its consolidated subsidiaries and equity investees. To the extent that a given future expected benefit period was shorter than the estimate, we might have accelerated capitalized production costs sooner than anticipated. Conversely, to the extent that a given future expected benefit period was longer than the estimate, we might have extended the amortization schedule for the remaining capitalized production costs.

We also entered into license arrangements with various third-party programming producers and providers, pursuant to which it received the rights to broadcast programming produced by third parties over its television networks in Mexico. For programming licensed from third parties, we estimated the expected future benefit period based upon the term of the license. In addition, we might have purchased programming from third parties, from time to time. In this case, we estimated the expected future benefit period based on the anticipated number of showings in Mexico. To the extent that a given future expected benefit period was shorter than the estimate, we might have accelerated the amortization of the purchase price or the license fee sooner than anticipated. Conversely, to the extent that a given future expected benefit period was longer than the estimate, we might have extended the amortization schedule for the remaining portion of the purchase price or the license fee.

(b)	Goodwill and Other Indefinite-lived Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are reviewed for impairment at least annually. When an impairment test is performed, the recoverable amount is assessed by reference to the greater of the net present value of the expected future cash flows (value in use) of the relevant CGU and the fair value less cost to sell.

The recoverable amount of CGUs has been determined based on the greater of value in use and fair value less costs to disposal calculations. These calculations require the use of estimates, which include management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each CGU, long-term growth rates and discount rates based on weighted average cost of capital, among others.

During 2022 and 2021, we recorded impairment adjustments for other indefinite-lived intangible assets (trademarks) related to its Publishing business. See Note 2 (b) and (l) to our consolidated year-end financial statements for disclosure regarding concession intangible assets.

(c)	Long-lived Assets

We present certain long-lived assets other than goodwill and indefinite-lived intangible assets in its consolidated statement of financial position. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell and value in use. Recoverability is analyzed based on projected cash flows. Estimates of future cash flows involve considerable judgment on the part of management. These estimates are based on historical data, future revenue growth, anticipated market conditions, management plans, and assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions are not correct, we would have to recognize a write-off or write-down or accelerate the amortization schedule related to the carrying amount of these assets (see Notes 2 (m), 13 and 22 to our consolidated year-end financial statements). We have not recorded any significant impairment charges during any of the years presented herein.

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

Financial assets and liabilities measured at fair value as of December 31, 2022 and 2021 (in thousands of Pesos):

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2022		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL
Open-Ended Fund	Ps.	773,209	Ps.	—	Ps.	773,209	Ps.	—
Publicly traded equity instruments		2,611,053		2,611,053		—		—
Derivative financial instruments		543,581		—		543,581		—
Total	Ps.	3,927,843	Ps.	2,611,053	Ps.	1,316,790	Ps.	—
Liabilities:
Derivative financial instruments	Ps.	71,401	Ps.	—	Ps.	71,401	Ps.	—
Total	Ps.	71,401	Ps.	—	Ps.	71,401	Ps.	—

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2021		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL
Open-Ended Fund	Ps.	945,176	Ps.	—	Ps.	945,176	Ps.	—
Publicly traded equity instruments		3,517,711		3,517,711		—		—
Derivative financial instruments		133,324		—		133,324		—
Total	Ps.	4,596,211	Ps.	3,517,711	Ps.	1,078,500	Ps.	—
Liabilities:
Derivative financial instruments	Ps.	172,885	Ps.	—	Ps.	172,885	Ps.	—
Total	Ps.	172,885	Ps.	—	Ps.	172,885	Ps.	—

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

UHI Warrants

On December 29, 2020, we exercised all of our remaining warrants for common shares of UHI to increase our equity stake in UHI from 10% to 35.9% on a fully diluted basis (see Note 10 to our consolidated year-end financial statements).

We determined the fair value of our investment in warrants as of December 29, 2020 by using the income approach based on post-tax discounted cash flows. The income approach requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on weighted average cost of capital within a range of 8% to 9%, among others. Our estimates for market growth were based on historical data, various internal estimates and observable external sources when available, and are based on assumptions that are consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology is an internal model with significant unobservable inputs, the UHI warrants were classified as Level 3. Additionally, we determined the fair value of our investment in warrants by using the Black-Scholes model (“BSPM”). The BSPM involves the use of significant estimates and assumptions. The assumptions used as of December 29, 2020, included UHI stock’s spot price of U.S.$190 per share on a fully-diluted, as–converted basis and UHI stock’s expected volatility of 64% .

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

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The majority of our non-financial instruments, which include the investment in shares of TelevisaUnivision, goodwill, intangible assets, inventories, transmission rights and programming and property, plant and equipment, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur (or at least annually in the fourth quarter for goodwill and indefinite-lived intangible assets) such that a non-financial instrument is required to be evaluated for impairment, a resulting asset impairment would require that the non-financial instrument be recorded at the lower of carrying amount or its recoverable amount.

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

Liquidity, Foreign Exchange and Capital Resources

Liquidity. We generally rely on a combination of cash on hand, operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our long-term liquidity needs.

During the year ended December 31, 2022, we had a net increase in cash and cash equivalents of Ps.25,302.8 million, as compared to a net decrease in cash and cash equivalents of Ps. 3,229.9 million during the year ended December 31, 2021.

Net cash provided by operating activities for the year ended December 31, 2022, amounted to Ps.12,467.6 million. Adjustments to reconcile income before income taxes to net cash provided by operating activities were mainly due to (i) depreciation and amortization of Ps.21,239.3 million, (ii) an interest expense of Ps.9,459.4 million, (iii) an impairment loss on trade notes and accounts receivable, and other receivables of Ps.1,172.6 million, (iv) an other finance loss, net of Ps.110.7 million, (v) a share of loss of associates and joint ventures of Ps.7,378.2 million, and (vi) a share-based compensation expense of Ps.1,665.9 million; this was partially offset by (i) gains on disposition of discontinued operations of Ps.75,192.4 million, (ii) unrealized foreign exchange gains of Ps.999.5 million, and (iii) income taxes paid for the year ended December 31, 2022, which amounted to Ps.12,118.0 million.

Net cash provided by investing activities for the year ended December 31, 2022, amounted to Ps.42,704.9 million and was primarily provided by proceeds from (i) disposition of discontinued operations of Ps.66,095.5 million, (ii) cash dividends from preferred shares of Ps.752.6 million, (iii) release of a holdback payment from our sale of OCEN in the amount of Ps.364.4 million, and (iv) a disposition of property, plant and equipment of Ps.264.1 million; this was partially offset by (i) investments in property, plant and equipment of Ps.17,315.4 million, (ii) other investments in intangible assets of Ps.1,807.2 million and (iii) long-term credit with a related party of Ps.5,738.8 million.

Net cash used in financing activities for the year ended December 31, 2022, amounted to Ps.29,769.3. million, and was primarily used for interest payments of Ps.8,893.0 million, derivative financial instruments of Ps.145.1 million, prepayment of long-term loans from Mexican banks of Ps.6,000.0 million, other payments of lease liabilities of Ps.991.0 million, dividend payments of Ps.1,053.3 million, repurchases of capital stock of Ps.629.3 million, partial prepayment of senior notes of Ps.10,099.6 million, and payments of lease liabilities of Ps.699.2 million.

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

Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity

During 2023, we:

•

expect to make aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$820.0 million, of which approximately U.S.$620.0 million and approximately U.S.$160.0 million are for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining amount is for our Other Businesses segment; and

•	expect to provide financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of U.S.$11.6 million (Ps.225.1 million).

During 2022, we:

•

made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$859.8 million, of which approximately U.S.$645.9 million and approximately U.S.$193.1 million were for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining amount was for our Content and Other Businesses segments; and

•	provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of U.S.$8.4 million (Ps.166.2 million).

During 2021, we:

•

made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$1,149.1 million, of which approximately U.S.$854.5 million and approximately U.S.$244.1 million were for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining amount was for our Content and Other Businesses segments; and

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

In August 2022, we completed a tender offer to purchase in cash a principal amount of U.S.$133.6 million of our 6.625% Senior Notes due 2025, U.S.$110.6 million of our 5.000% Senior Notes due 2045, and U.S.$47.8 million of our 5.250% Senior Notes due 2049, for an aggregate principal amount of U.S.$292.0 million. The aggregate tender consideration paid amounted to U.S.$294.8 million plus U.S.$5.5 million of accrued and unpaid interest on the settlement date of the tender offer.

Indebtedness. As of December 31, 2022, our consolidated long-term portion of debt amounted to Ps.104,240.6 million and our consolidated current portion of debt was Ps.2,761.1 million. As of December 31, 2021, our consolidated long-term portion of debt amounted to Ps.121,685.7 million and our consolidated current portion of debt was Ps.6,141.0 million. The consolidated debt is presented net of unamortized finance costs as of December 31, 2022 and 2021, in the aggregate amount of Ps.994.7 million and Ps.1,207.1 million, respectively, and interest payable in the aggregate amount of Ps.1,761.1 million and Ps.2,034.6 million in 2022 and 2021, respectively.

In March 2018, the Company entered into a Revolving Credit Facility (“RCF”) with a syndicate of banks for U.S.$583.0 million payable in Mexican pesos, for a three-year term. In December 2018, this facility was increased by U.S.$35.0 million reaching a total amount of U.S.$618.0 million. The funds may be used for the repayment of existing indebtedness and other general corporate purposes as may be authorized by our Board of Directors. In August 2019, the Company extended the RCF for one more year to maintain the total 3-year term. This RCF was available as of December 31, 2019. In March 2020, the Company drew down the RCF as a prudent and precautionary measure in order to increase our cash position and preserve financial flexibility in light of current uncertainty in the global and local markets resulting from the COVID-19 outbreak; the aggregate principal amount was Ps.14,771.0 million, with maturity in the first quarter of 2022, this facility bears interest at a floating rate based on a spread of 87.5 or 112.5 basis points over the 28-day TIIE rate depending on our net leverage ratio, the Company may prepay such amount on the last day of any interest period. The Company prepaid the full amount drawn on October 6, 2020 without penalty. In February 2022, the Company’s RCF with a syndicate of banks was increased by U.S.$32 million reaching a total amount of U.S.$650 million payable in Mexican pesos and extended for a three-year term, with maturity in February 2025.

In February 2023, Sky executed a revolving credit facility with a Mexican bank for an amount up to Ps.1,000 million and with a maturity in 2028. The funds may be used for general corporate purposes, including the repayment of debt. Under the terms of this revolving credit facility, Sky is required to comply with certain restrictive covenants and financial coverage ratios. In March 2023, upon the maturity of loans with two Mexican banks, Sky repaid the remaining portions of these loans in the aggregate principal amount of Ps.1,000 million with (i) available cash on hand in the amount of Ps.600 million and (ii) funds from this revolving credit facility in the principal amount of Ps.400 million, plus interest payable on a monthly basis at the annual interest rate of TIIE plus 0.85%. As of March 31, 2023, the unused principal amount of this revolving credit facility amounted to Ps.600 million.

We may from time to time incur additional indebtedness or repurchase, redeem or repay outstanding indebtedness.

The following table sets forth a description of our outstanding indebtedness as of December 31, 2022, net of unamortized finance costs and does not include related accrued interest payable (in millions of Pesos):

	2022(1)

	Effective	Interest
	Interest Rate	Payable		Principal		Finance Costs		Net
U.S. dollar Senior Notes:
6.625% Senior Notes due 2025 (2)	7.60%	Ps.	85.9	Ps.	5,188.8	Ps.	(46.1)	Ps.	5,142.7
4.625% Senior Notes due 2026 (2)	5.03%		135.1		5,842.8		(14.5)		5,828.3
8.50% Senior Notes due 2032 (2)	9.00%		151.8		5,842.8		(16.3)		5,826.5
6.625% Senior Notes due 2040 (2)	7.05%		352.7		11,685.6		(107.7)		11,577.9
5% Senior Notes due 2045 (2)	5.39%		125.1		17,321.1		(323.9)		16,997.2
6.125% Senior Notes due 2046 (2)	6.47%		536.8		17,528.4		(109.7)		17,418.7
5.25% Senior Notes due 2049 (2)	5.59%		71.8		13,675.9		(273.5)		13,402.4
Total U.S. dollar debt			1,459.2		77,085.4		(891.7)		76,193.7

Mexican peso debt:
8.79% Notes due 2027 (3)	8.84%		97.8		4,500.0		(11.4)		4,488.6
8.49% Senior Notes due 2037 (2)	8.94%		48.8		4,500.0		(10.4)		4,489.6
7.25% Senior Notes due 2043 (2)	7.92%		52.4		6,500.0		(48.4)		6,451.6
Bank loan (4)	11.57%		77.0		10,000.0		(32.8)		9,967.2
Bank loans (Sky) (5)	10.17%		25.9		3,650.0		—		3,650.0
Total Mexican peso debt			301.9		29,150.0		(103.0)		29,047.0
Total debt			1,761.1		106,235.4		(994.7)		105,240.7
Less: Current portion of long-term debt			1,761.1		1,000.0		—		1,000.0
Long-term debt, net of current portion		Ps.	—	Ps.	105,235.4	Ps.	(994.7)	Ps.	104,240.7
Lease liabilities:
Satellite transponder lease agreement(6)								Ps.	2,807.2
Other lease agreement (7)									608.2
Lease liabilities(7)									4,953.6
Total lease liabilities									8,369.0
Less: Current portion									1,373.2
Lease liabilities, net of current portion								Ps.	6,995.8
(1)	U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.19.4760 per U.S. Dollar, the Interbank Rate, as reported by CitiBanamex, as of December 31, 2022.

(2)	The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$3,958 million and Ps.11,000 million as of December 31, 2022, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046 and 2049, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. In February 2022, we announced a partial redemption (the “Partial Redemption”) of U.S.$200 million aggregate principal amount of our U.S.$600 million 6.625% Senior Notes due 2025 (the “Redeemed Notes”), outstanding on March 30, 2022 (the “Redemption Date”), at a redemption price equal to the greater of: (i) 100% of the principal amount thereof; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semiannual basis, at the Treasury Rate plus 40 basis points, plus accrued and unpaid interest on the principal amount of the Redeemed Notes to the Redemption Date, The Partial Redemption was completed on the Redemption Date. In addition, in August 2022, we completed a tender offer to purchase in cash a principal amount of U.S.$133.6 million of our 6.625% Senior Notes due 2025, U.S.$110.6 million of our 5.000% Senior Notes due 2045, and U.S.$47.8 million of our 5.250% Senior Notes due 2049, for an aggregate principal amount of U.S.$292.0 million. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 and 2049, are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”).
(3)	In 2017, we issued Notes (Certificados Bursátiles) due 2027, through the BMV in the aggregate principal amount of Ps.4,500 million, interest rate on the Notes due 2027 is 8.79% per annum and is payable semi-annually. We may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The agreement of the Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.
(4)	In July 2019, we entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000 million. The funds from this loan were used for general corporate purposes, including the refinancing of the Company’s indebtedness. This loan bears interest at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio. The credit agreement of this loan requires the maintenance of financial ratios related to indebtedness and interest expense.

(5)	In March 2016, Sky entered into long-term credit agreements with two Mexican banks in the aggregate principal amount of Ps.5,500 million, with maturities between 2021 and 2023, and interest payable on a monthly basis with an annual interest rate in the range of 7.0% and 7.13%. In July 2020, Sky prepaid a portion of these loans in the aggregate cash amount of Ps.2,818.1 million, which included principal amount prepayment of Ps.2,750 million, and related accrued interest and transaction costs in the amount of Ps.68.1 million. In December 2021, Sky prepaid a portion of these loans in the aggregate cash amount of Ps.1,750.4 million, which included principal amount prepayment of Ps.1,750 million, and related accrued interest in the amount of Ps.0.4 million. In December 2021, Sky entered into long-term credit agreement with a Mexican Bank in the aggregate principal amount of Ps.2,650 million, with maturity in December 2026, which included a Ps.1,325 million loan with an annual interest rate of 8.215% and a Ps.1.325 million loan with an annual interest rate payable on a monthly basis of 28-day TIIE plus 90 basis points. The funds from these loans will be used for general corporate purposes, including the prepayment of Sky´s indebtedness. Under the terms of these credit agreements, Sky is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with a restrictive covenant on spin-offs, mergers and similar transactions.
(6)	Under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010, Sky is obligated to pay at an annual interest rate of 7.30%, a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years or; (b) the date IS-21 is taken out of service (see Note 14 to our consolidated year-end financial statements).
(7)	Lease liabilities recognized beginning on January 1, 2019, under IFRS 16 Leases, in the aggregate amount of Ps.4,953.6 million and Ps.5,533.6 million, as of December 31, 2022 and 2021, respectively. These lease liabilities have terms which expired at various dates between 2021 and 2051.
(8)	Lease liabilities also includes Ps.608.2 million and Ps.689.5 million, as of December 31, 2022 and 2021, respectively, in connection with a lease agreement entered into by a subsidiary of the Company and GTAC for the right to use certain capacity of a telecommunications network through 2030.

Interest Expense. Interest expense for the years ended December 31, 2022, 2021 and 2020 was Ps.9,455.6 million, Ps.9,106.0 million and Ps.10,502.5 million, respectively.

The following table sets forth our interest expense for the years indicated (in millions of U.S. Dollars and millions of Pesos):

	Year Ended December 31,(1)
	2022		2021		2020
Interest payable in U.S. Dollars	U.S.$	279.5	U.S.$	287.6	U.S.$	275.7
Amounts currently payable under Mexican withholding taxes(2)		12.5		13.4		13.4
Total interest payable in U.S. Dollars	U.S.$	292.0	U.S.$	301.0	U.S.$	289.1
Peso equivalent of interest payable in U.S. Dollars	Ps.	5,879.7	Ps.	6,162.5	Ps.	6,220.4
Interest payable in Pesos		3,575.9		2,973.0		4,261.8
Discontinued operations		—		(29.5)		20.3
Total interest expense	Ps.	9,455.6	Ps.	9,106.0	Ps.	10,502.5
(1)	U.S. Dollars are translated into Pesos at the rate prevailing when interest was recognized as an expense for each period.
(2)	See “Additional Information — Taxation — Federal Mexican Taxation”.

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments consist primarily of the indebtedness, as described above, and transmission rights obligations.

Contractual Obligations on the Balance Sheet

The following table summarizes our contractual obligations on the balance sheet as of December 31, 2022 (these amounts do not include future interest payments):

	Payments Due by Period

			Less Than 12
			Months		12-36 Months		36-60 Months		Maturities
			January 1, 2023 to		January 1. 2024		January 1,2026		Subsequent to
			December 31,		to December 31,		to December 31,		December 31,
	Total		2023		2025		2027		2027

	(Thousands of U.S. Dollars)
6.625% Senior Notes due 2025	U.S.$	266,420	U.S.$	—	U.S.$	266,420	U.S.$	—	U.S.$	—
8.5% Senior Notes due 2032		300,000		—		—		—		300,000
8.49% Senior Notes due 2037		231,054		—		—		—		231,054
6.625% Senior Notes due 2040		600,000		—		—		—		600,000
8.79% Notes due 2027		231,054		—		—		231,054		—
7.25% Senior Notes due 2043		333,744		—		—		—		333,744
5% Senior Notes due 2045		889,358		—		—		—		889,358
4.625% Senior Notes due 2026		300,000		—		—		300,000		—
6.125% Senior Notes due 2046		900,000		—		—		—		900,000
5.250% Senior Notes due 2049		702,190		—		—		—		702,190
Syndicate loan due 2024		513,452		—		513,452		—		—
HSBC loan due 2023		32,091		32,091		—		—		—
Scotiabank loan due 2023		19,254		19,254		—		—		—
Scotiabank loan due 2026		136,065		—		—		136,065		—
Long-term debt		5,454,682		51,345		779,872		667,119		3,956,346
Accrued interest payable		90,422		90,422		—		—		—
Satellite transponder lease agreement		144,135		26,348		58,814		58,973		—
Other lease agreement		31,231		7,007		8,908		8,237		7,079
Lease liabilities		254,346		37,154		81,321		74,124		61,747
Total contractual obligations	U.S.$	5,974,816	U.S.$	212,276	U.S.$	928,915	U.S.$	808,453	U.S.$	4,025,172

Contractual Obligations off the Balance Sheet

The following table summarizes our contractual obligations off the balance sheet as of December 31, 2022:

	Payments Due by Period
			Less Than 12
			Months		12-36 Months		36-60 Months		Maturities
			January 1, 2023 to		January 1, 2024		January 1, 2026		Subsequent to
			December 31,		to December 31,		to December 31,		December 31,
	Total		2023		2025		2027		2027

	(Thousands of U.S. Dollars)
Interest on debt(1)	U.S.$	4,825,408	U.S.$	270,065	U.S.$	617,379	U.S.$	515,574	U.S.$	3,422,390
Interest on lease liabilities		160,926		32,934		56,162		37,627		34,203
Transmission rights(2)		521,820		55,737		67,447		126,295		272,341
Capital expenditures commitments		89,724		89,724		—		—		—
Satellite transponder commitments(3)		17,608		6,629		10,031		948		—
Committed financing to GTAC(4)		11,558		11,558		—		—		—
Total contractual obligations	U.S.$	5,627,044	U.S.$	466,647	U.S.$	751,019	U.S.$	680,444	U.S.$	3,728,934
(1)	Interest to be paid in future years on outstanding debt as of December 31, 2022, was estimated based on contractual interest rates and exchange rates as of that date.
(2)

These line items reflect our obligations related to programming to be acquired or licensed from third party producers and suppliers, and transmission rights for special events to be acquired from a third party. Most of our Transmission rights and programming contractual obligations off the balance sheet as of December 31, 2022, are related to our former Content business that was disposed of on January 31, 2022, as part of the TelevisaUnivision Transaction completed on that date.

(3)	Reflects our minimum commitments for the use of satellite transponders under operating lease contracts.
(4)	In connection with a long-term credit facility, we agreed to provide financing to GTAC in 2023 in the aggregate principal amount of Ps.225.1 million (U.S.$11.6 million).

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

Former President and Chief Executive Officer of Grupo Televisa. Member of the Board of TelevisaUnivision and former member of the Board of Grupo Financiero Banamex. Member and Chairman of the Board of Managers of Innova (subsidiary of Grupo Televisa). Member of Consejo Mexicano de Negocios (formerly Consejo Mexicano de Hombres de Negocios) and Fundacion Teletón.

December 1990
In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Co-Chief Executive Officer, Member of the Executive Committee of Grupo Televisa. Co-Chief Executive Officer of TelevisaUnivision Mexico.

Executive Chairman of the Board of TelevisaUnivision. Member of the Boards of Liberty Latin America, Grupo Axo and Grupo Financiero Banorte and Innova (subsidiary of Grupo Televisa). Former member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Chairman of the Board of Trustees of Fundación Kardias. Member of the Boards of Trustees of Fundación Mexicana para la Salud, Fundación UNAM and The Paley Center for Media. Former Executive Vice President and Chief Financial Officer of Grupo Televisa.

April 1997
José Antonio Chedraui Eguía (10/06/66)	Member of the Board of Directors and Chief Executive Officer of Grupo Comercial Chedraui, S.A.B. de C.V.	Former Chief Executive Officer of the Galas division of Grupo Comercial Chedraui, S.A.B. de C.V.	April 2019

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Francisco José Chevez Robelo (07/03/29)

In-house advisor, co-founder and retired partner of Chevez, Ruiz, Zamarripa y Cía, S.C., Member of the Audit Committee of Grupo Televisa. Member of the Board of Directors and Member and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa).

Member of the Board of Directors of Apuestas Internacionales (subsidiary of Grupo Televisa). Former Managing Partner of Ruiz Urquiza y Cia, S.C., representative of Arthur Andersen & Co. Member of the Board of Directors and Chairman of the Audit Committees of Regiomontana de Perfiles y Tubos, S.A. de C.V., Quality Tube, S.A. de C.V. and Pytco, S.A. de C.V.

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

Member of the Boards of Directors of Unifin Financiera, Controladora Vuela Compañía de Aviación and Apuestas Internacionales (subsidiary of Grupo Televisa). Alternate member of the Board of Directors of Arca Continental Corporativo. Alternate Member of the Board of Directors and Alternate Member of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa).

April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Salvi Rafael Folch Viadero (08/16/67)	Chief Executive Officer of Grupo Jumex.

Member of the Board of Consorcio Ara, S.A.B. Former Chief Executive Officer of Grupo Televisa’s Cable Division. Former Chief Financial Officer of Grupo Televisa. Former Vice President of Financial Planning of Grupo Televisa and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission. Former Member of the Board of Directors and Former Alternate Member of the Executive Committee of Empresas Cablevisión (subsidiary of Grupo Televisa).

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

Former Chairman of the Board of Trustees of Consejo Mexicano de Normas de Información Financiera. Former Chief Executive Officer and Former Audit Partner of KPMG Cárdenas Dosal, S.C. Member of the Board and Chairman of the Audit Committee of Grupo Financiero Citibanamex, S.A. de C.V., Banco Nacional de México, S.A. and Citibanamex, Casa de Bolsa, S.A. de C.V., Member of the Board of Directors, Member of the Corporate Practices Committee and Chairman of the Audit Committee of Grupo Posadas, S.A.B. de C.V. Statutory Auditor of Total Systems de México. Member of the Board and the Audit Commission of Fundación Pro-Empleo D.F., A.C. (a non-profit organization).

April 2018
Bernardo Gómez Martínez (07/24/67)

Co-Chief Executive Officer and Member of the Executive Committee of Grupo Televisa. Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Co-Chief Executive Officer of TelevisaUnivision Mexico.

Member of the Boards of TelevisaUnivision, Innova (subsidiary of Grupo Televisa) and Grupo Axo. Former Executive Vice President and Deputy Director of the President of Grupo Televisa and Former President of Cámara Nacional de la Industria de Radio y Televisión.

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

April 2017
Enrique Krauze Kleinbort (09/16/47)	Chief Executive Officer, Chairman of the Board of Directors and Founder of Editorial Clío, Libros y Videos, S.A. de C.V. and Letras Libres, S.A. de C.V.	Member of Academia Mexicana de la Historia and Colegio Nacional.	April 1996
Denise Maerker Salmón (01/08/65)	Executive producer of newscast “En punto”.	Cast member on the debate program “Tercer Grado”. Former Research Professor and Director of Communication at Centro de Investigación y Docencia Económicas (CIDE).	April 2022
Sebastian Mejía (08/24/84)	President and Co-Founder of Rappi.	Co-Founder of Grability.	April 2021

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Lorenzo Alejandro Mendoza Giménez (10/05/65)	Chief Executive Officer, Member of the Board of Directors and Chairman of the Executive Committee of Empresas Polar.

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

Former Chief Restructuring Officer of Empresas ICA, S.A.B. de C.V. Former Vice-President of Finance and Risk of Grupo Televisa (left more than five years ago). Member of the Board of Directors of Grupo Axo, Club de Industriales, ICA Fluor, Ica Tenedora, Innova (subsidiary of Grupo Televisa) and Controladora Vuela de Aviación, S.A.B. de C.V.

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

Chairman of Grupo Industrial Nuplen, Fundación Lala and SER, A.C. Member of the Boards of Directors of Grupo Aeroméxico, Grupo Financiero Banamex, Orbia, Aura Solar, Hospital Infantil de México “Federico Gómez”, Instituto Tecnológico y de Estudios Superiores de Monterrey, Consejo Mexicano de Negocios, and Instituto Nacional de Ciencias Médicas y Nutrición “Salvador Zubirán”.

April 2012
David M. Zaslav (01/15/60)	President, Chief Executive Officer and Director of Warner Bros. Discovery, Inc.

Member of the Boards of Sirius XM Radio, Inc., The Cable Center, the Paley Center for the Media, Business Roundtable, American Cinematheque, Quadio, Elie Wiesel Foundation, Syracuse University, Mt. Sinai Medical Center, the USC Shoah Foundation, and the Partnership for New York City.

April 2015
Alternate Directors:
In alphabetical order:
Herbert A. Allen III(2) (06/08/67)	President of Allen & Company LLC. Director of the Coca-Cola Company.	Former Executive Vice-President and Managing Director of Allen & Company Incorporated.	April 2002
Félix José Araujo Ramírez (03/20/51)	Vice President of Digital and Broadcast Television of TVSA and Televisa Regional.	Former Chief Executive Officer of Telesistema Mexicano.	April 2002
Joaquín Balcárcel Santa Cruz (01/04/69)	Chief of Staff of the Executive Chairman of the Board of Directors of Grupo Televisa.	Former Vice-President — Legal and General Counsel of Grupo Televisa. Former Vice-President and General Counsel of Television Division. Former Legal Director of Grupo Televisa.	April 2000

(2)Alternate of Mr. Enrique Francisco José Senior Hernández.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Julio Barba Hurtado (05/20/33)	Legal Advisor of Grupo Televisa and Secretary of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa).	Former Legal Advisor to the Board of Grupo Televisa. Alternate member of the Board of Directors of Editorial Televisa Colombia.	December 1990
Luis Alejandro Bustos Olivares (01/01/64)	Legal Vice-President and General Counsel of Grupo Televisa.

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

Election of Directors. A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican stockholders. All of our current directors and alternate directors were appointed and/or ratified in their positions by our 2023 annual stockholders’ special and general meetings, which were held on April 26, 2023. A majority of the holders of the Series “A” Shares voting together elected eleven of our directors and corresponding alternates and a majority of the holders of the Series “B” Shares voting together elected five of our directors and corresponding alternates. At our special stockholders’ meetings, a majority of the holders of the Series “L” and Series “D” Shares each elected two of our directors and alternate directors, each of which must be an independent director. Each alternate director may vote in the absence of a corresponding director. The number of directors elected to our Board of Directors is determined by our stockholders pursuant to our bylaws. No other governing body of the Company, including the Corporate Practices Committee, has the authority to set and/or limit the number of directors. Our stockholders’ meetings held on April 26, 2023 resolved that our directors and alternate directors be elected annually for a term that will expire when new appointments are approved by our stockholders as provided by our bylaws and applicable law. In addition, if any director is elected for a specific term and such term expires or any director resigns from his or her position, any such director will continue to serve in his or her position for up to a 30-day term; in this case, the Board of Directors is entitled to appoint provisional directors without the approval of the stockholders’ meeting.

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

Audit Committee. The Audit Committee is currently composed of three independent members: Guillermo García Naranjo Álvarez, the Chairman, José Luis Fernández Fernández and Francisco José Chevez Robelo. The Chairman of the Audit Committee was ratified at our annual stockholders’ meeting held on April 26, 2023, and our Board of Directors appointed the remaining members.

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

Corporate Practices Committee. The Corporate Practices Committee is currently composed of the following independent members: José Luis Fernández Fernández, the Chairman, Guillermo García Naranjo Álvarez and Eduardo Tricio Haro. The Chairman of the Corporate Practices Committee was ratified at our annual stockholders’ meeting held on April 26, 2023, and our Board of Directors appointed the remaining members.

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

Former President and Chief Executive Officer of Grupo Televisa. Member of the Board of TelevisaUnivision and former member of the Board of Grupo Financiero Banamex. Member and Chairman of the Board of Managers of Innova (subsidiary of Grupo Televisa). Member of Consejo Mexicano de Negocios (formerly Consejo Mexicano de Hombres de Negocios) and Fundacion Teletón.

December 1990
In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)	Co-Chief Executive Officer, Member of the Executive Committee of Grupo Televisa. Co-Chief Executive Officer of TelevisaUnivision Mexico.

Executive Chairman of the Board of TelevisaUnivision. Member of the Boards of Liberty Latin America, Grupo Axo y Grupo Financiero Banorte and Innova (subsidiary of Grupo Televisa). Former member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Chairman of the Board of Trustees of Fundación Kardias. Member of the Boards of Trustees of Fundación Mexicana para la Salud, Fundación UNAM and The Paley Center for Media. Former Executive Vice President and Chief Financial Officer of Grupo Televisa.

April 1997
Bernardo Gómez Martínez (07/24/67)

Co-Chief Executive Officer and Member of the Executive Committee of Grupo Televisa. Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Co-Chief Executive Officer of TelevisaUnivision Mexico.

Member of the Boards of TelevisaUnivision, Innova (subsidiary of Grupo Televisa) and Grupo Axo. Former Executive Vice President and Deputy Director of the President of Grupo Televisa and Former President of Cámara Nacional de la Industria de Radio y Televisión.

April 1999
Carlos Phillips Margain(1) (05/15/74)	Chief Financial Officer of Grupo Televisa.

Former Managing Director of Finance of Grupo Televisa. Former Investment Banker at J.P. Morgan, Goldman Sachs, BBVA, and Itaú. Member of the Board of Managers and the Executive Committee of Innova (subsidiary of Grupo Televisa). Alternate member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa).

October 2021
(1)	Carlos Phillips Margain is the brother of Guadalupe Phillips Margain, a member of the Company’s Board of Directors.

Compensation of Directors and Officers

For the year ended December 31, 2022, we paid our directors, alternate directors and officers for services in all capacities aggregate compensation of approximately Ps.963.3 million (U.S.$49.5 million using the Interbank Rate, as reported by CitiBanamex, as of December 31, 2022). This compensation included certain amounts related to the use of assets and services of the Company, as well as travel expenses reimbursed to directors and officers. See “— Use of Certain Assets and Services” below.

On April 26, 2023, at our general stockholders’ meeting, our stockholders approved the compensation plan for our Board of Directors and the Secretary of the Board of Directors under which our Directors and the Secretary of the Board may elect to receive (i) U.S.$15,000 for each meeting of the Board to which they attend (or U.S.$25,000 in the case of Board members traveling from outside of Mexico to attend Board meetings), or (ii) an annual award in the form of CPOs (or in its case, other instrument issued based on shares of the Company), in an amount equivalent to U.S. $150,000, which would be released on the first anniversary of such award, in exchange for the payment of Ps.1.60 for each such CPO or equivalent instrument. In our April 26, 2023 general stockholders’ meeting, our stockholders also ratified the remuneration of U.S.$15,000 to be paid to alternate members of the Board and members of the Audit and Corporate Practices Committees, for each meeting of the Board and/or the Audit and Corporate Practices Committees to which they attend.

As of December 31, 2022, we have made Ps.64.0 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and officers. Projected benefit obligations as of December 31, 2022 were approximately Ps.178.3 million.

Our compensation programs for officers play a key role in accomplishing the Company’s operating and financial objectives. The primary goals of our compensation programs include (i) motivating our officers to maximize their contribution in order to accomplish the Company’s objectives, (ii) aligning our officers’ interests with the success of the Company and the creation of shareholder value, and (iii) attracting and retaining the most qualified employees for our various businesses.

We place great importance on our ability to attract and retain talented executives and on our capacity to implement incentive programs that motivate executives and reward performance. In general, our compensation programs are designed to take into consideration the specific objectives and circumstances of the business, the scope of an executive’s responsibilities, and a determination of what is considered competitive compensation in the market for similar roles, to the extent such data is available. Our compensation programs provide the opportunity to reward executives for contributing to the annual and long-term financial, operational, and share price performance. We continue to refine our compensation programs in order to adjust to market conditions and strengthen the alignment between executive and shareholder interests.

Certain of our officers are entitled to receive performance bonuses. The amount and rules applicable vary among the different divisions and/or officers. In general, performance bonuses are determined based on a mix of financial and operational objectives as well as individual performance objectives tailored to each executive's role in the Company. The amounts payable under the performance bonus depend on the results achieved, and include certain qualitative and/or quantitative objectives that can be related to revenues, EBITDA, budgets, market share and others.

We have entered into certain Compensation and Retention Agreements with several executive officers. Such agreements were originally signed in late 2014 and substituted before their original termination with new agreements that expired in December 2022. The conditions applicable to such contracts were approved by the Board of Directors and include, among other conditions, salary, an annual retention bonus and a performance bonus. In order to be entitled to the performance bonus, certain qualitative and quantitative targets must be met, including parameters related to the growth of revenues and EBITDA. If targets are not met, the amounts to be paid decline, and if targets are exceeded, the bonus can reach up to 120% of the target bonus. The target bonus is set at approximately two times the fixed component established in the relevant agreements. Such agreements may be updated and extended in the future under similar terms and conditions subject to relevant approvals.

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

Further, certain Key Personnel are provided with advisory services, including legal, tax, investment and accounting services, through approved company providers, executives and Company personnel. The Company does not include the cost of these services in the aggregate amount of compensation set forth in “— Compensation of Directors and Officers”.

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

At our annual general ordinary stockholders’ meeting held on April 2, 2013, our stockholders approved that the number of CPOs that may be granted annually under the Long-Term Retention Plan shall be up to 1.5% of the capital of the Company. As of December 31, 2022, approximately 19.0 million CPOs or CPO equivalents that were transferred to Plan Participants were sold in the open market from 2020 to 2022. Additional sales will continue to take place during or after 2023.

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

As of March 31, 2023, the special purpose trust created to implement the Long-Term Retention Plan owned approximately 151.7 million CPO equivalents. This figure is net of approximately 4.4 million, 52.9 million and 70.3 million CPO equivalents vested in 2020, 2021 and 2022, respectively and the return of CPOs or CPO equivalents as a result of awards terminated in previous years. Of such 151.7 million CPO equivalents, approximately 71% are in the form of CPOs and the remaining 29% are in the form of “A”, “B”, “D” and/or Series “L” Shares. As of March 31, 2023, approximately 56.8 million CPO equivalents have been reserved and will become vested between 2023 and 2024 at prices ranging from Ps.1.6 to Ps.31.13 per CPO or CPO equivalent which may be reduced, when applicable, by dividends, a liquidity discount and the growth of the consolidated or relevant segment OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

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

Employees and Labor Relations

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2022:

	Year Ended December 31,
	2022	2021	2020
Total number of employees	37,374	46,786	43,287
Category of activity:
Employees	37,339	46,717	43,215
Executives	35	69	72
Geographic location:
Mexico	37,356	46,731	43,223
Latin America (other than Mexico)	2	2	2
U.S.	7	44	53
Europe	9	9	9

As of December 31, 2022, 2021 and 2020, approximately 27%, 38% and 39% of our employees, respectively, were represented by unions. We believe that our relations with our employees are good. Under Mexican law, the agreements between us and most of our television and cable television union employees are subject to renegotiation on an annual basis in January of each year. We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis.

As part of the TelevisaUnivision Transaction, approximately 9,300 employees were transferred from the Company to certain subsidiaries of TelevisaUnivision.

Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.Major Stockholders and Related Party Transactions

The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers, and each person who is known by us to own more than 5% of the currently outstanding Series “A” Shares, Series “B” Shares, Series “L” Shares or Series “D” Shares as of March 31, 2023. Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

									Aggregate
									Percentage of
	Shares Beneficially Owned(1)(2)								Outstanding
	Series “A” Shares		Series “B” Shares		Series “D” Shares		Series “L” Shares		Shares
		Percentage		Percentage		Percentage		Percentage	Beneficially
Identity of Owner	Number	of Class	Number	of Class	Number	of Class	Number	of Class	Owned

Azcárraga Trust(3)	52,991,825,705	44.4%	67,814,604	0.1%	107,886,870	0.1%	107,886,870	0.1%	15.5%
Dodge & Cox (4)	8,152,555,000	6.8%	7,174,248,400	12.9%	11,413,577,000	13.5%	11,413,577,000	13.5%	11.1%
BlackRock, Inc.(5)	5,501,282,900	4.6%	4,841,128,952	8.7%	7,701,796,060	9.1%	7,701,796,060	9.1%	7.5%
FPR Partners, LLC(6)	3,994,494,000	3.3%	3,515,154,720	6.3%	5,592,291,600	6.6%	5,592,291,600	6.6%	5.4%
(1)	Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of March 31, 2023. The number of shares issued and outstanding for legal purposes as of March 31, 2023 was 60,375,000,000 Series A Shares, 53,130,000,0000 Series B Shares, 84,525,000,000 Series D Shares and 84,525,000,000 Series L Shares, in the form of CPOs, and an additional 58,926,613,375 Series A Shares, 2,357,207,692 Series B Shares, 238,595 Series D Shares and 238,595 Series L Shares not in the form of CPOs. For financial reporting purposes under IFRS only, the number of shares authorized, issued and outstanding as of March 31, 2023 was 57,651,133,875 Series A Shares, 50,732,997,810 Series B Shares, 80,711,587,425 Series D Shares and 80,711,587,425 Series L Shares in the form of CPOs, and an additional 56,057,675,939 Series A Shares, 186,537 Series B Shares, 238,541 Series D Shares and 238,541 Series L Shares not in the form of CPOs. The number of shares authorized, issued and outstanding for financial reporting purposes under IFRS as of March 31, 2023 does not include 108,954,645 CPOs and an additional 2,868,937,436 Series A Shares, 2,357,021,155 Series B Shares, 54 Series D Shares and 54 Series L Shares not in the form of CPOs acquired primarily by the special purpose trust we created to implement our long-term retention plan. See Note 17 to our consolidated year-end financial statements.
(2)	Except through the Azcárraga Trust, none of our directors and executive officers currently beneficially owns more than 1% of our outstanding Series “A” Shares, Series “B” Shares, Series “D” Shares or Series “L” Shares. See “Directors, Senior Management and Employees — Share Ownership of Directors and Officers”. This information is based on information provided by directors and executive officers.
(3)	For a description of the Azcárraga Trust, see “— The Major Stockholders” below.
(4)	Based solely on information included in the report on Schedule 13G by Dodge & Cox, as of February 14, 2023.
(5)	Based solely on information included in the report on Schedule 13G by Blackrock, Inc. as of January 30, 2023.
(6)	Based solely on information included in the report on Schedule 13G by FPR Partners LLC as of February 14, 2023.

The Major Stockholders

The Azcárraga Trust, a trust for the benefit of Emilio Azcárraga Jean, currently holds 44.4% of the outstanding Series “A” Shares, 0.1% of the outstanding Series “B” shares, 0.1% of the outstanding Series “D” Shares and 0.1% of the outstanding Series “L” Shares of the Company. As a result, Emilio Azcárraga Jean currently controls the vote of such shares through the Azcárraga Trust. The Series “A” Shares held through the Azcárraga Trust constitute a majority of the Series “A” Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying Series “A” Shares in accordance with the trust agreement governing the CPOs and the Company’s bylaws. Accordingly, and so long as non-Mexicans own more than a minimal number of Series “A” Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws.

Pursuant to our bylaws, holders of Series “B” Shares are entitled to elect five out of 20 members of our Board of Directors.

Because the Azcárraga Trust only holds a limited number of Series “B” Shares, there can be no assurance that individuals nominated by the Azcárraga Trust appointees will be elected to our Board.

We believe that as of March 31, 2023, approximately 237.6 million of GDSs were held of record by 67 persons with U.S. addresses. Those GDSs represent 24.9% of the outstanding Series “A” Shares, 47.1% of the outstanding Series “B” Shares, 49.2% of the outstanding Series “D” Shares and 49.2% of the outstanding Series “L” Shares of the Company. Before giving effect to the 2004 recapitalization, substantially all of the outstanding Series “A” Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long-Term Retention Plan, as described under “Major Stockholders and Related Party Transactions” and “Directors, Senior Management and Employees—Stock Purchase Plan and Long-Term Retention Plan”. For more information regarding our 2004 recapitalization, please refer to our Form 6-K filed with the SEC on March 25, 2004.

Related Party Transactions

Transactions and Arrangements with Univision. We have in the past entered into, and on an ongoing basis continue to enter into, transactions with Univision in the ordinary course of business. In December 2010, the Company and Univision announced the completion of certain agreements by which, among other transactions, the Company made an investment in BMP (now known as Univision Holdings, Inc., or UHI), the parent company of Univision, and the PLA between the Company and Univision was amended and extended through the later of 2025 or 90 months after the Company voluntarily sells two-thirds of its equity interests in UHI. Univision became a related party to the Company as of December 2010 as a result of these transactions. On January 31, 2022, we completed the TelevisaUnivision Transaction pursuant to which, among other things, we contributed our former Content business (other than the main real estate associated with the production facilities and Mexican over-the-air broadcast concessions and transmission infrastructure, as well as certain assets relating to our former news business which was transferred at closing to an entity controlled by Emilio Fernando Azcárraga Jean) to UHI. After the closing of the TelevisaUnivision Transaction, news programs are owned by the News Company and licensed to TelevisaUnivision. In consideration for the contribution of our former Content business, we received U.S. $4.5 billion in a combination of cash (U.S. $3.0 billion) and U.S. $1.5 billion of common and preferred shares of TelevisaUnivision, excluding closing consideration adjustments. The TelevisaUnivision Transaction was partially financed by UHI through a new Series C preferred equity investment in TelevisaUnivision of U.S. $1.0 billion in the aggregate led by the SoftBank Latin American Fund, along with ForgeLight, with participation from Google and The Raine Group, as well as debt financing. As of March 31, 2023, we owned a 44% equity interest on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) in TelevisaUnivision and we have certain governance arrangements in connection therewith. As part of the TelevisaUnivision Transaction, the PLA and the MLA were assigned to an affiliate of UHI, and we will no longer receive any royalties from Univision under the PLA. For a description of our arrangements with Univision, see “Information on the Company—Business Overview—TelevisaUnivision” and “Operating and Financial Review and Prospects—TelevisaUnivision Transaction”.

Transactions and Agreements With Our Directors and Officers. During 2022, we entered into contracts leasing office space directly or indirectly from certain of our directors and officers for an aggregate amount of Ps.28.84 million. We estimate that the annual lease payments for 2023 will be equal to approximately Ps.25.32 million. We believe that the terms of these leases are comparable to terms that we would have entered into with third parties for similar leases.

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

Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Major Stockholders

Consulting Services. Instituto de Investigaciones Sociales, S.C., a consulting firm which is controlled by Ariana Azcárraga De Surmont, the sister of Emilio Azcárraga Jean, has from time to time provided consulting services and research in connection with the effects of TVSA’s programming, especially dramas, on its viewing audience. Instituto de Investigaciones Sociales, S.C. provided TVSA with such services in 2022.

Citibanamex participation in Syndicated Loan and Revolving Credit Facility. In June 2019, the Company entered into a long-term credit agreement with a syndicate of banks, including Citibanamex with maturity in 2024. An affiliate of Citibanamex also acted as joint lead arranger and joint book runner with other banks. In February 2022, the Company renewed its revolving credit facility with several lenders and other financial institutions, including CitiBanamex with maturity in 2025. These loans were made on terms substantially similar to those offered by Citibanamex to third parties. Emilio Azcárraga Jean, our Executive Chairman of the Board, was a member of the Board of Citibanamex. For a description of amounts outstanding under, and the terms of, our existing credit facilities with Citibanamex, see “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Indebtedness”.

Loans from Banorte. In 2015, Banorte and TVI entered into a loan agreement with a maturity date of 2022. This loan was made on terms substantially similar to those offered by Banorte to third parties. Alfonso de Angoitia Noriega, our Co-Chief Executive Officer, and Carlos Hank González, Members of the Board of the Company, are members and Carlos Hank González is President of the Board of Banorte. On April 30, 2022, the loan matured and was repaid in full.

Advertising Services. Several members of our current Board serve as members of the Boards and/or are stockholders of other companies. See “Directors, Senior Management and Employees”. Some of these companies, including Grupo Comercial Chedraui, Grupo Financiero Banorte, Grupo Lala, Kimberly-Clark de México, CitiBanamex and Grupo Axo, among others, purchase advertising services from us in connection with the promotion of their respective products and services from time to time, and we expect that this will continue to be the case in the future.

In 2020 and 2021, a USA subsidiary of Grupo Televisa acquired certain preferred shares and convertible rights of the capital stock of Rappi, Inc., and in exchange the Company rendered certain advertising services to a Mexican subsidiary of Rappi, Inc., until the completion of the TelevisaUnivision Transaction where such interest was transferred.

Legal and Advisory Services. During 2022, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Ricardo Maldonado Yáñez, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., serves also as Secretary of our Board of Directors and Secretary to the Executive Committee of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services. Our co-Chief Executive Officer Alfonso de Angoitia was a founding partner of the firm. Mr. de Angoitia requested a leave of absence in January 2002. In 2012, the leave of absence was formally terminated and Mr. de Angoitia officially ceased being a partner of the firm. Since 2002, when Mr. de Angoitia left the firm, he has not had any role or active participation at the firm, nor has he benefitted from participation in any economic distributions by the firm.

We have engaged Allen & Company for several years to provide the Company with advisory services related to strategic transactions, and we plan to continue to engage Allen & Company for advisory services related to strategic transactions of the Company. Two of our directors are directors of Allen & Company as well. These agreements were entered into on an arm’s length basis. We believe that the amounts paid and to be paid under these agreements to Allen & Company are comparable to those paid to third parties for these types of services. Furthermore, the Company typically considers different advisory services providers and obtains quotes for specific projects before engaging with such providers, and the Company customarily engages more than one firm.

For further information about our related party transactions, see Note 20 to our consolidated year-end financial statements.

Item 8.Financial Information

See “Financial Statements” and pages F-1 through F-101, which are incorporated in this Item 8 by reference.

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

Trading prices of the CPOs and the GDSs are influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See “Key Information—Risk Factors—Risk Factors Related to Mexico—Economic and Political Developments in Mexico May Adversely Affect Our Business”. We believe that as of March 31, 2023, approximately 237.6 million GDSs were held of record by 67 persons with U.S. addresses.

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

Material Contracts

We have been granted a number of concessions by the Mexican government that authorizes us to broadcast programming over our television stations and our cable and DTH systems. These concessions are described under “Information on the Company—Business Overview—Regulation”. If we are unable to renew, or if the Mexican government revokes, any of these concessions, our business would be materially adversely affected. See “Key Information—Risk Factors—Risk Factors Related to Our Business—The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions”.

We operate our DTH satellite service in Mexico, Central America and the Dominican Republic through a partnership with DIRECTV. See “Information on the Company—Business Overview—Our Operations—Sky”.

In October 2017, we issued Ps.4,500 million aggregate principal amount of 8.79% local bonds (Certificados Bursátiles) due 2027. In November and December 2017, we entered into long-term debt bilateral agreements, with Scotiabank, HSBC and Santander in the aggregate principal amount of Ps.2,500, Ps.2,000 and Ps.1,500 million, respectively, with maturities between 2022 and 2023 bearing interest at an annual rate of TIIE plus a range between 125 and 130 basis points. On February 23, 2022, we prepaid the full amount of our bank loans with HSBC and Santander for Ps.2,000 million and Ps.1,500 million, respectively. On March 7, 2022, we prepaid the full amount of our bank loan with Scotiabank for Ps.2,500 million.

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

In August 2022, we completed a tender offer to purchase in cash a principal amount of U.S.$133.6 million of our 6.625% Senior Notes due 2025, U.S.$110.6 million of our 5.000% Senior Notes due 2045, and U.S.$47.8 million of our 5.250% Senior Notes due 2049, for an aggregate principal amount of U.S.$292.0 million.

Our transactions and arrangements with related parties are described under “Major Stockholders and Related Party Transactions—Related Party Transactions”.

For a description of our material transactions and arrangements with Univision, see “Information on the Company—Business Overview—TelevisaUnivision”.

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

On May 19, 2021, the District Court issued an order disqualifying class counsel and stayed the case for thirty days so the class representative could identify replacement counsel. On June 17, 2021, the District Court granted a request from the class representative and disqualified counsel to extend the stay for an additional sixty days. On June 18, 2021, a petition for a writ of mandamus was filed in the Court of Appeals, seeking reinstatement of disqualified counsel. On June 23, 2021, the Court of Appeals granted a request from the petitioners to stay proceedings in the District Court pending the Court of Appeals’ decision on the petition. On August 24, 2021, the Court of Appeals denied the petition. On September 14, 2021, the case was returned to the District Court. On October 8, 2021, the District Court appointed new class counsel. On October 22, 2021, the Company filed a motion to define the class period. On March 31, 2022, the discovery period concluded, with exceptions.

On July 20, 2022, the District Court issued a decision on the Company’s class definition motion, defining the class period as April 11, 2013 through November 17, 2017, inclusive. On August 3, 2022, the Company filed a petition with the Court of Appeals seeking permission for leave to appeal the District Court’s order. On November 15, 2022, the Court of Appeals denied the Company's petition. On August 5, 2022, the Company filed a motion for summary judgment.

On November 23, 2022, the Company announced that it had reached an agreement in principle to settle the securities class action. As set forth in that disclosure, the Company will be paying approximately U.S.$21.5 million of the total settlement amount of U.S.$95 million, with the remainder to be funded under the Company’s insurance policies. As explained in the disclosure, while the Company continues to believe that the allegations in the case were without merit, it also believes that eliminating the distraction, expense, and risk of continued litigation is in the best interests of the Company and its shareholders. On December 28, 2022, the parties executed a memorandum of understanding memorializing the agreement in principle. On February 28, 2023, the parties executed a settlement agreement to fully resolve and settle the class’s claims, which the lead plaintiff filed with the District Court the same day, along with a motion for preliminary approval of the settlement.  On April 20, 2023, the District Court granted preliminary approval of the settlement agreement.  The settlement remains subject to notice to the class, final approval by the District Court, and the satisfaction of customary conditions to effectiveness.  Within twenty business days of receiving complete payment instructions, the Company must transfer the settlement amount to the designated escrow account that was established for the administration of the settlement.

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

When dividends are paid from our previously taxed net earnings account we will not be required to pay any Mexican corporate income tax on the dividends. During 2023, if dividends are not paid from our previously taxed net earnings account we will be required to pay a 30% Mexican corporate income tax (“CIT”) on the grossed-up dividends with the factor 1.4286.

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

In compliance with the procedures and controls established by our Investments, Risk Management and Treasury Committee, in 2020, 2021 and 2022, we entered into certain derivative transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in interest rates, foreign currency exchange rates, and inflation rates. Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility. See Notes 2(w), 4 and 15 to our consolidated year-end financial statements.

Foreign Currency Exchange Rate Risk and Interest Rate Risk

During January and April 2012, in connection with TVI’s variable rate bank loan with Banorte due 2016, TVI entered into interest rate swap agreements on a notional amount of Ps.500.0 million and Ps.800.0 million, respectively. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of four years at an interest rate of 6.9315%. In May 2015, the variable rate bank loan was prepaid but this agreement continued because a new variable rate bank loan with Banorte due 2022 was agreed and it covered the same exposure until February 2016. In October 2016, the Company entered as a guarantor on the bank loan due 2022 with Banorte, and as a consequence, the interest rate payable decreased 30 bps as of October 2016. In August 2015 and March 2017, TVI entered into interest rate swap agreements on a notional amount of Ps.250.0 million and Ps.750.0 million, respectively. These agreements also involved the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments at an interest rate of 7.8469%. On April 5, 2017, TVI entered into an interest rate swap agreement on a notional amount of Ps.742.0 million that allowed us to fix all coupon payments at an interest rate of 8.0250%. In April 2022, the bank loan was fully prepaid, and the interest rate swap matured.

During the second half of 2015, in connection with two of TVI’s variable rate bank loans with Santander due 2019 and 2020, TVI entered into interest rate swap agreements on notional amounts of Ps.250.0 million each. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. In September 2016, the Company entered as a guarantor on the bank loans with Santander, and consequently, the interest rate payable decreased 10 bps as of September 2016. These agreements allowed us to fix the coupon payments at an interest rate of 6.3975% and 6.68%, respectively. In the third quarter of 2019, one of the loans with a notional amount of Ps.250.0 million and the related interest rate swaps matured. During the second quarter of 2020, the loan with a notional amount of Ps. 250.0 million and the related interest rate swap matured.

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

As of March 31, 2023 and December 31, 2022, we did not have any active forward contracts, and as of and December 31, 2021, the notional amount outstanding was U.S.$67.1 million and the net fair value of these agreements was a liability of Ps.35.5 million.

During 2022, the Company entered into forward exchange rate agreements, primarily for capital expenditures that are expected to be made during 2023. As of March 31, 2023 and December 31, 2022, the notional amount outstanding was U.S.$37.8 million and U.S.$113.4 million, respectively. The net fair value of these agreements was a liability of Ps.146.1 million and Ps.34.8 million, respectively. The potential loss in fair value for such instruments from a hypothetical 1.0% adverse change in the market exchange rate would be approximately Ps.2.2 million as of March 31, 2023 and Ps.0.4 million as of December 31, 2022. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During the last quarter of 2017, in connection with the variable rate bank loan with HSBC due 2022, the Company entered into interest rate swap agreements on notional amounts of Ps.2,000.0 million. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 8.6275%. On February 23, 2022, we prepaid the full amount of this loan, and the interest rate swap matured in October 2022.

During the last quarter of 2017, in connection with the variable rate bank loan with Santander due 2022, the Company entered into interest rate swap agreements on notional amounts of Ps.1,500.0 million. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 8.6%. On February 23, 2022, we prepaid the full amount of this loan, and the interest rate swap matured in November 2022.

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

The net fair value of the interest rate swap was an asset of Ps.11.2 million as of December 31, 2022 and a liability of Ps.23.8 million as of December 31, 2021. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.0.0 million as of December 31, 2022. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

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

The net fair value of the interest rate swap was an asset of Ps.536.6 million as of March 31, 2023 and Ps.532.3 million as of December 31, 2022. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.111.5 million as of March 31, 2023 and Ps.132.4 million as of December 31, 2022. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve.

During the first quarter of 2020, the Company drew down from its RCF for an amount of Ps.14,771 million due 2022. In connection with the RCF, the company entered into interest rate swap agreements for the full amount. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a two-year period at an interest rate of 6.0738%. The RCF was fully prepaid during the fourth quarter of 2020, during the same quarter we unwound two of the hedges for a notional amount of Ps.5,385 million. We kept the remaining position until 2022 at an interest rate of 6.0246%. In March 2022, the interest rate swap matured.

During 2022, Empresas Cablevisión entered into forward exchange rate agreements, primarily for capital expenditures that are expected to be made during 2023. As of March 31, 2023 and December 31, 2022, the notional amount outstanding was U.S.$12.9 million and U.S.$38.6 million, respectively. The net fair value of these agreements was a liability of Ps.49.4 million and Ps.12.0 million, respectively. The potential loss in fair value for such instruments from a hypothetical 1.0% adverse change in market exchange rate would be approximately Ps.0.2 million as of December 31, 2022. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2022, TVI entered into forward exchange rate agreements, primarily for capital expenditures that are expected to be made during 2023. As of March 31, 2023 and December 31, 2022, the notional amount outstanding was U.S.$9.3 million and U.S.$28.0 million, respectively. The net fair value of these agreements was a liability of Ps.35.5 million and Ps.7.6 million, respectively. The potential loss in fair value for such instruments from a hypothetical 1.0% adverse change in market exchange rate would be approximately Ps.0.2 million as of December 31, 2022. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2022, Corporación Novavision entered into forward exchange rate agreements, primarily for capital expenditures that are expected to be made during 2023. As of March 31, 2023 and December 31, 2022, the notional amount outstanding is U.S.$20.0 million and U.S.$58.0 million, respectively. The net fair value of these agreements was a liability of Ps.74.0 million and U.S.$16.9 million, respectively. The potential loss in fair value for such instruments from a hypothetical 1.0% adverse change in market exchange rate would be approximately Ps.0.6 million as of December 31, 2022. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2022 and 2021. These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

								Increase
								(decrease) of
								fair value over
								carrying amount
					Increase			assuming a
					(decrease) of			hypothetical
					fair value over			10% increase in
December 31, 2022	Carrying amount(2)		Fair value(3)		carrying amount			fair value
Assets:
Long-term loan and interest receivable from GTAC	Ps.	853.2	Ps.	857.0	Ps.	3.8	Ps.	89.5
Open-Ended Fund		773.2		773.2		—		—
Publicly traded equity instruments		2,611.0		2,611.0		—		—
Derivative financial instruments(1)		543.6		543.6		—		—
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2025		5,188.8		5,295.2		106.4		635.9
Senior Notes due 2026		5,842.8		5,717.8		(125.0)		446.7
Senior Notes due 2032		5,842.8		6,934.2		1,091.4		1,784.9
Senior Notes due 2040		11,685.6		12,083.6		398.0		1,606.4
Senior Notes due 2045		17,321.1		14,975.5		(2,345.6)		(848.1)
Senior Notes due 2046		17,528.4		17,570.1		41.7		1,798.7
Senior Notes due 2049		13,675.9		12,199.7		(1,476.2)		(256.2)
Peso-denominated debt:
Notes due 2027		4,500.0		4,238.6		(261.4)		162.5
Senior Notes due 2037		4,500.0		4,041.1		(458.9)		(54.8)
Senior Notes due 2043		6,500.0		4,046.7		(2,453.3)		(2,048.6)
Long-term notes payable to Mexican Banks		13,650.0		13,775.1		125.1		1,502.6
Lease Liabilities		8,369.1		8,497.1		128.0		977.7
Derivative financial instruments (1)		71.4		71.4		—		—

								Increase
								(decrease) of
								fair value over
								carrying amount
					Increase			assuming a
					(decrease) of			hypothetical
					fair value over			10% increase in
December 31, 2021	Carrying amount(2)		Fair value(3)		carrying amount			fair value
Assets:
Long-term loan and interests receivable from GTAC	Ps.	756.0	Ps.	760.1	Ps.	4.1	Ps.	80.1
Open-Ended Fund		945.2		945.2		—		—
Publicly traded equity instruments		3,517.7		3,517.7		—		—
Other equity instruments		1,608.0		1,608.0		—		—
Derivative financial instruments (1)		133.3		133.3		—		—
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2025		12,301.9		14,056.8		1,754.9		3,160.6
Senior Notes due 2026		6,150.9		6,685.2		534.3		1,202.8
Senior Notes due 2032		6,150.9		8,857.2		2,706.3		3,592.0
Senior Notes due 2040		12,301.9		16,678.5		4,376.6		6,044.5
Senior Notes due 2045		20,503.1		24,205.1		3,702.0		6,122.5
Senior Notes due 2046		18,452.8		25,029.2		6,576.4		9,079.3
Senior Notes due 2049		15,377.3		19,307.2		3,929.9		5,860.6
Peso-denominated debt:
Notes due 2027		4,500.0		4,509.4		9.4		460.3
Senior Notes due 2037		4,500.0		4,110.5		(389.5)		21.6
Senior Notes due 2043		6,500.0		4,611.6		(1,888.4)		(1,427.2)
Long-term notes payable to Mexican Banks		20,260.4		20,417.9		157.5		2,199.3
Lease Liabilities		9,680.6		9,830.9		150.3		1,133.4
Derivative financial instruments (1)		172.9		172.9		—		—
(1)	Given the nature and the tenor of these derivatives, an increase of 10% in the interest and/or exchange rates would not be an accurate sensitivity analysis.
(2)	The carrying value of debt is stated in this table at its principal amount.
(3)	The fair value of the Senior Notes and Notes due by the Group are within Level 1 of the fair value hierarchy as there is a quoted market price for them. The fair value of the lease liabilities are within Level 2 of the fair value hierarchy and has been estimated based on cash flows discounted using an estimated weighted average cost of capital. The fair value of held-to-maturity securities are within Level 1 of the fair value hierarchy, and were based on market interest rates to the listed securities.

We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

	Year Ended December 31,
	2022		2021

	(In millions of U.S. Dollars)
U.S. Dollar-denominated and U.S. Dollar-equivalent monetary assets, primarily cash and cash equivalents, and non-current investments in financial instruments(1)	U.S.$	2,319.9	U.S.$	785.1
U.S. Dollar-denominated and U.S. Dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, lease liabilities, and other liabilities(2)(3)		(4,428.1)		(5,180.8)
Net liability position	U.S.$	(2,108.2)	U.S.$	(4,395.7)
(1)	In 2022 and 2021, include U.S. Dollar equivalent amounts of U.S.$22.9 million and U.S.$17.7 million, respectively, related to other foreign currencies, primarily Euros and Swiss francs.

(2)	In 2022 and 2021, include U.S. Dollar equivalent amounts of U.S.$25.4 million and U.S.$1.4 million, respectively, related to other foreign currencies, primarily Swiss francs and Euros.
(3)

In 2022 and 2021, monetary liabilities included U.S.$2,578.5 million (Ps.50,219.6 million) and U.S.$1,300.6 million (Ps.26,666.7 million), respectively, related to long-term debt designed as a hedging instrument of the Group’s investments in UH II and the investment in Open-Ended Fund (see Note 14 to our consolidated year-end financial statements).

At December 31, 2022, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.916.0 million. At December 31, 2021, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.6,345.8 million.

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

The following table summarizes the fees and charges that a GDS holder may be required to pay, directly or indirectly, to the depositary pursuant to the terms of the Deposit Agreement, which was filed with the SEC as an exhibit to our Registration Statement on Form F-6 filed on September 17, 2007:

Fee	Depositary Service
U.S.$5.00 (or less) per 100 GDSs (or portion of 100 GDSs)	● Issuance of GDSs, including issuances resulting from a distribution of shares or rights or other property

● Cancellation of GDSs for the purpose of withdrawal, including if the deposit agreement terminates
U.S.$0.02 (or less) per GDS	● Any cash distribution to GDS registered holders
A fee equivalent to the fee that would be payable if securities distributed to holders had been CPOs and the CPOs had been deposited for issuance of GDSs	● Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to GDS registered holders
U.S.$0.02 (or less) per GDS per calendar year	● Depositary services
Registration or transfer fees	● Transfer and registration of CPOs on our CPO register to or from the name of the depositary or its agent when holders deposit or withdraw CPOs
Expenses of the depositary	● Cable and facsimile transmissions (when expressly provided in the deposit agreement)
● Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any GDS or share underlying a GDS, for example, stock transfer taxes, stamp duty or withholding taxes	● As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

Note that the actual amounts charged by the depositary may differ from those set out in the table above, but may not exceed these levels.

The Bank of New York Mellon, as depositary, pays us an agreed amount as reimbursement for certain expenses we incur related to our being a publicly-listed entity in the United States, including, but not limited to, internal and out-of-pocket investor relations expenses, corporate finance and accounting expenses, legal expenses, annual NYSE listing fees, Sarbanes-Oxley compliance, travel expenses related to presentations to rating agencies and investors, road show presentations, or any other similar or related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2022, we received a U.S.$4.0 million reimbursement.

Part II

Item 13.Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on the evaluation as of December 31, 2022, our Co-Chief Executive Officers and Principal Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined under Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to provide reasonable assurance that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Co-Chief Executive Officers and the Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2022.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

We did not grant any waivers to our code of ethics during the fiscal year ended December 31, 2022.

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

Item 16.C.Principal Accountant Fees and Services

KPMG Cárdenas Dosal, S.C. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2021 and 2022.

The chart below sets forth the total amount billed by our independent registered public accounting firms for services performed in the years 2022 and 2021, and breaks down these amounts by category of service:

	2022		2021

	(in millions of Pesos)
Audit Fees	Ps.	96.6	Ps.	104.8
Audit-Related Fees		4.6		19.5
Tax Fees		7.8		6.3
Other Fees		3.7		1.4
Total	Ps	112.7	Ps.	132.0

“Audit Fees” are the aggregate fees billed by our Independent Registered Public Accounting Firms for the audit of our consolidated annual financial statements, services related to regulatory financial filings with the SEC and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by our Independent Registered Public Accounting Firm for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. This category includes fees billed for due diligence reviews in connection with potential acquisitions and business combinations.

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

During 2022, KPMG, with the prior approval by our Board of Directors and the favorable opinion of our Audit Committee, rendered additional services in our favor and in favor of certain of our subsidiaries consisting of tax consulting, social security and local contributions related services, and services in connection with the TelevisaUnivision Transaction, which were for concepts other than the audit of our Financial Statements. KPMG billed us for such services an amount of Ps.11.5 million, which represents 10.2% of the total amounts that KPMG billed us for on services rendered in 2022.

Item 16.D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth, for the periods indicated, information regarding purchases of any of our equity securities registered pursuant to Section 12 of the Exchange Act made by us or on our behalf or by or on behalf of any affiliated purchaser (as that term is defined in Rule 10b-18(a)(3) under the Exchange Act):

Purchases of Equity Securities by the Company

				Total Number of	Maximum Number (or
	Total Number			CPOs Purchased	Appropriate Peso Value) of
	of			as part of Publicly	CPOs that May Yet Be
	CPOs	Average Price		Announced Plans	Purchased Under the Plans
Purchase Date	Purchased	Paid per CPO(1)		or Programs(2)	or Programs(2)
January 1 to January 31	—	Ps.	—	—	Ps.	10,000,000,000
February 1 to February 28	—		—	—		10,000,000,000
March 1 to March 31	—		—	—		10,000,000,000
April 1 to April 30	—		—	—		10,000,000,000
May 1 to May 31	—		—	—		10,000,000,000
June 1 to June 30	—		—	—		10,000,000,000
July 1 to July 31	—		—	—		10,000,000,000
August 1 to August 31	1,000,000		26.0356	26,035,571		9,973,964,429
September 1 to September 30	13,800,000		23.9190	330,082,220		9,643,882,209
October 1 to October 31	4,500,000		21.9033	98,564,720		9,545,317,489
November 1 to November 30	500,000		21.3718	10,685,889		9,534,631,601
December 1 to December 31	8,895,193		18.4321	163,957,529		9,370,674,072
Total	28,695,193	Ps.	21.9314
(1)	The values have not been restated in constant Pesos and therefore represent nominal historical figures.
(2)	Our share repurchase program was announced in September 2002 and does not have an expiration date. On November 13, 2017, we announced our intention to reactivate our share repurchase program. Accordingly, we may, from time to time, at management’s discretion, seek to acquire shares of the Company’s common stock subject to legal, market and other business conditions at the time of purchase. The total amount of our share repurchase program was limited to Ps.10,000,000,000 during 2021, and to Ps.10,000,000,000 for 2022 in accordance with the resolutions that our stockholders approved in the annual shareholders meeting held on April 27, 2022.

Purchases of Equity Securities by Special Purpose Trust

Formed in Connection with Long-Term Retention Plan(1)

					Maximum Number
				Total Number of	(or
				CPOs Purchased	Appropriate Peso
				as	Value) of
				part of Publicly	CPOs that May Yet
				Announced Plans	Be Purchased Under
	Total Number of	Average Price		or	the Plans or
Purchase Date	CPOs Purchased(2)	Paid per CPO(3)		Programs	Programs
January 1 to January 31	2,000,000		40.3572	320,063,866	—
February 1 to February 28	5,700,000		42.8551	325,763,866	—
March 1 to March 31	9,500,000		43.8307	335,263,866	—
April 1 to April 30	1,900,000		38.9873	337,163,866	—
May 1 to May 31	532,104		36.0170	337,695,970	—
June 1 to June 30	2,700,000		35.1008	340,395,970	—
July 1 to July 31	—		—	340,395,970	—
August 1 to August 31	26,330		29.0510	340,422,300	—
September 1 to September 30	—		—	340,422,300	—
October 1 to October 31	—		—	340,422,300	—
November 1 to November 30	—		—	340,422,300	—
December 1 to December 31	—		—	340,422,300	—
Total	22,358,434	Ps.	41.6021	—	—
(1)	See “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan” for a description of the implementation, limits and other terms of our Long-Term Retention Plan.

(2)	Represents open-market purchases by the special purpose trust formed in connection with our Long-Term Retention Plan.
(3)	The values have not been restated in constant Pesos and therefore represent nominal historical figures.

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

Item 18.Financial Statements

See pages F-1 through F-101, which are incorporated in this Item 18 by reference.

Item 19.Exhibits

Documents filed as exhibits to this annual report appear on the following

(a)       Exhibits.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	—	English translation of Amended and Restated Bylaws (Estatutos Sociales) of the Registrant, dated as of April 26, 2023.

2.1	—

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

Second Amended and Restated Stockholders Agreement, dated as of Januray 31, 2022, by and among TelevisaUnivision, Inc., Univision Holdings, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc. and certain stockholders of TelevisaUnivision, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021 and incorporated herein by reference).

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

8.1	—	List of Subsidiaries of Registrant.

12.1	—	Co-CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 28, 2023.

12.2	—	Co-CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 28, 2023.

12.3	—	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 28, 2023.

13.1	—	Co-CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 28, 2023.

13.2	—	Co-CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 28, 2023.

13.3	—	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 28, 2023.

Exhibit Number		Description of Exhibit
23.1	—	Consent of KPMG Cárdenas Dosal, S.C.

23.2		Consent of Ernst & Young LLP, independent auditors of TelevisaUnivision, Inc.

99.1		Audited Financial Statements of TelevisaUnivision, Inc. as of and for the three years ended December 31, 2022.***

101	—

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position as of December 31, 2022 and 2021; (ii) Consolidated Statements of Income for the Years Ended December 31, 2022, 2021 and 2020; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2022, 2021 and 2020; (iv) Consolidated Statements of Changes in Equity for the Years ended December 31, 2022, 2021 and 2020; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020; and (vi)  Notes to Consolidated Financial Statements for the Years Ended December 31, 2022, 2021 and 2020.

104		Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Portions of this exhibit have been omitted and filed separately with the SEC pursuant to a request for confidential treatment.
**	Portions of this exhibit have been omitted in accordance with Instruction 4 to Item 19 of Form 20-F.

***The financial statements as of and for the three years ended December 31, 2022 of TelevisaUnivision, Inc., prepared by TelevisaUnivision, Inc. and audited by its independent auditors, Ernst & Young LLP, are included in this Annual Report pursuant to Rule 3-09 of Regulation S-X.

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
Date: April 28, 2023

GRUPO TELEVISA, S. A. B. AND SUBSIDIARIES

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2022 AND 2021

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Grupo Televisa, S.A.B.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Televisa, S.A.B. and subsidiaries (the “Group”) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022,  and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 28, 2023 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

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

Valuation of goodwill

As described in Note 13 to the consolidated financial statements, the goodwill balance as of December 31, 2022 was Ps. 13,904,998, of which Ps. 6,281,091 relates to the Cable segment cash-generating unit (CGU). The Group performs an impairment assessment of goodwill at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of the CGU is determined based on the higher of value in use (VIU) using a discounted cash flow model and fair value less costs of disposal.

We identified the valuation of goodwill of the Cable segment CGU as a critical audit matter. Subjective auditor judgment was required in the evaluation of the forecasted revenue growth rate, the long-term growth rate and the discount rate assumptions used. Minor changes to these assumptions could have had a significant effect on the VIU of the CGU. In addition, specialized skills and knowledge were required to assess the long-term growth rate and the discount rate used to determine the VIU of the CGU.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s goodwill impairment testing process. This included controls related to the projection of the revenue growth rate, the determination of the long-term growth rate and the discount rate. We evaluated the Group’s historical ability to project the revenue growth rate by comparing prior year projections to the current year actual growth rate. We evaluated the reasonableness of the revenue growth rate used by obtaining an understanding of future year projections and comparing the revenue growth rate assumption to those of comparable companies using data publicly available.  We involved valuation professionals with specialized skills and knowledge, who assisted in:

●	evaluating the Group’s long-term growth rate by comparing the rate to publicly available data for comparable entities, and
●	evaluating the Group’s discount rate by comparing the inputs used to publicly available data for comparable entities and assessing the resulting discount rate.

/s/ KPMG Cárdenas Dosal S.C.

We have served as the Group’s auditor since 2018.

Mexico City, Mexico

April 28, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Grupo Televisa, S.A.B.:

Opinion on Internal Control Over Financial Reporting

We have audited Grupo Televisa S.A.B. and subsidiaries’ (the Group) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated April 28, 2023, expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Cárdenas Dosal, S.C.

Mexico City, Mexico

April 28, 2023

Consolidated Statements of Financial Position

As of December 31, 2022 and 2021

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	Notes	2022		2021
ASSETS
Current assets:
Cash and cash equivalents	6	Ps.	51,130,992	Ps.	25,828,215
Trade accounts and notes receivable, net	7		8,457,302		13,093,011
Other accounts and notes receivable, net			315,006		1,026,218
Income taxes receivable			6,691,366		7,261,999
Other recoverable taxes			6,593,730		9,417,978
Derivative financial instruments	15		11,237		127
Due from related parties	20		311,224		874,852
Transmission rights and programming	8		888,344		7,591,669
Inventories			1,448,278		2,212,859
Contract costs			1,918,287		1,782,723
Reimbursement receivable	27		1,431,486		—
Other current assets			2,379,571		4,169,299
Total current assets			81,576,823		73,258,950

Non-current assets:
Trade accounts and notes receivable, net of current portion	7		438,376		385,060
Due from related party	20		6,365,038		—
Derivative financial instruments	15		532,344		133,197
Transmission rights and programming	8		1,022,782		12,841,026
Investments in financial instruments	9		3,389,485		6,076,079
Investments in associates and joint ventures	10		50,450,949		26,704,235
Property, plant and equipment, net	11		82,236,399		87,922,126
Investment property, net	11		2,873,165		—
Right-of-use assets, net	12		6,670,298		7,604,567
Intangible assets and goodwill, net	13		41,123,587		42,255,881
Deferred income tax assets	24		18,769,968		33,173,148
Contract costs			3,399,939		3,215,591
Other assets			258,378		172,221
Total non-current assets			217,530,708		220,483,131
Total assets		Ps.	299,107,531	Ps.	293,742,081

The accompanying notes are an integral part of these consolidated financial statements.

	Notes	2022		2021
LIABILITIES
Current liabilities:
Current portion of long-term debt	14	Ps.	1,000,000	Ps.	4,106,432
Interest payable	14		1,761,069		2,034,577
Current portion of lease liabilities	14		1,373,233		1,478,382
Derivative financial instruments	15		71,401		149,087
Trade accounts payable and accrued expenses			16,083,858		22,874,341
Customer deposits and advances			1,841,097		8,998,556
Income taxes payable	24		4,457,904		7,680,800
Other taxes payable			2,661,210		4,416,960
Employee benefits			1,384,808		2,332,260
Due to related parties	20		88,324		82,070
Current portion of deferred revenue	20		287,667		—
Provision for lawsuit settlement agreement	27		1,850,220		—
Other current liabilities			1,510,127		2,516,057
Total current liabilities			34,370,918		56,669,522

Non-current liabilities:
Long-term debt, net of current portion	14		104,240,650		121,685,710
Lease liabilities, net of current portion	14		6,995,839		8,202,177
Derivative financial instruments	15		—		23,798
Income taxes payable	24		—		104,825
Deferred revenue,net of current portion	20		5,178,014		—
Deferred income tax liabilities	24		1,249,475		2,210,609
Post-employment benefits	16		771,468		1,913,680
Other non-current liabilities			2,171,262		6,407,696
Total non-current liabilities			120,606,708		140,548,495
Total liabilities			154,977,626		197,218,017

EQUITY
Capital stock	17		4,836,708		4,836,708
Additional paid-in capital			15,889,819		15,889,819
Retained earnings	18		131,053,859		88,218,188
Accumulated other comprehensive loss, net	18		(10,823,878)		(13,621,992)
Shares repurchased	17		(12,648,558)		(14,205,061)
Equity attributable to stockholders of the Company			128,307,950		81,117,662
Non-controlling interests	19		15,821,955		15,406,402
Total equity			144,129,905		96,524,064
Total liabilities and equity		Ps.	299,107,531	Ps.	293,742,081

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Mexican pesos, except per CPO amounts)

(Notes 1, 2 and 3)

	Notes	2022		2021		2020
Revenues	26	Ps.	75,526,609	Ps.	73,915,432	Ps.	70,680,227
Cost of revenues	21		48,807,606		46,653,598		45,220,302
Selling expenses	21		9,422,916		8,099,607		8,414,382
Administrative expenses	21		12,061,932		12,189,542		11,216,013
Income before other income or expense	26		5,234,155		6,972,685		5,829,530
Other (expense) income, net	22		(815,565)		3,716,237		628,622
Operating income			4,418,590		10,688,922		6,458,152
Finance expense	23		(11,357,273)		(12,478,039)		(10,502,529)
Finance income	23		2,151,109		560,026		4,853,102
Finance expense, net			(9,206,164)		(11,918,013)		(5,649,427)
Share of (loss) income of associates and joint ventures, net	10		(7,378,249)		3,671,030		(5,739,668)
(Loss) income before income taxes			(12,165,823)		2,441,939		(4,930,943)
Income tax benefit (expense)	24		1,227,462		(1,673,054)		(858,895)
Net(loss) income from continuing operations			(10,938,361)		768,885		(5,789,838)
Income from discontinued operations,net	28		56,222,185		6,585,900		6,092,662
Net income		Ps.	45,283,824	Ps.	7,354,785	Ps.	302,824

Net income (loss) attributable to:
Stockholders of the Company		Ps.	44,712,180	Ps.	6,055,826	Ps.	(1,250,342)
Non-controlling interests	19		571,644		1,298,959		1,553,166
Net income		Ps.	45,283,824	Ps.	7,354,785	Ps.	302,824
Basic earnings (loss) per CPO attributable to stockholders of the Company:
Continuing operations		Ps.	(4.06)	Ps.	(0.16)	Ps.	(2.34)
Discontinued operations	25		19.86		2.33		1.90
Total		Ps.	15.80	Ps.	2.17	Ps.	(0.44)
Diluted earnings (loss) per CPO attributable to stockholders of the Company:
Continuing operations		Ps.	(4.06)	Ps.	(0.16)	Ps.	(2.34)
Discontinued operations	25		19.86		2.33		1.90
Total		Ps.	15.80	Ps.	2.17	Ps.	(0.44)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	Notes	2022		2021		2020
Net income		Ps.	45,283,824	Ps.	7,354,785	Ps.	302,824
Other comprehensive income (loss):
Items that will not be reclassified to income:
Remeasurement of post-employment benefit obligations	16		158,119		279,825		(344,313)
Warrants issued by UHI, net of hedge	9		—		—		(21,899,164)
Open-Ended Fund, net of hedge	9		(131,957)		(19,718)		(904,423)
Publicly traded equity instruments	9		(906,658)		(123,359)		(353,496)
Items that may be subsequently reclassified to income:
Exchange differences on translating foreign operations			(143,156)		92,555		133,522
Cash flow hedges			395,807		1,927,601		(1,370,145)
Share of other comprehensive income (loss) of associates and joint ventures	10		4,245,546		245,714		(61,033)
Other comprehensive income (loss) before income taxes			3,617,701		2,402,618		(24,799,052)
Income tax (expense) benefit	24		(833,121)		(467,749)		7,936,914
Other comprehensive income (loss)			2,784,580		1,934,869		(16,862,138)
Comprehensive income (loss)		Ps.	48,068,404	Ps.	9,289,654	Ps.	(16,559,314)

Comprehensive income (loss) attributable to:
Stockholders of the Company		Ps.	47,510,294	Ps.	7,990,682	Ps.	(18,127,641)
Non-controlling interests	19		558,110		1,298,972		1,568,327
Comprehensive income (loss)		Ps.	48,068,404	Ps.	9,289,654	Ps.	(16,559,314)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

							Accumulated
							Other				Equity
					Retained		Comprehensive		Shares		Attributable to		Non-controlling
	Capital Stock		Additional		Earnings		Income (Loss)		Repurchased		Stockholders of		Interests
	(Note 17)		Paid-in Capital		(Note 18)		(Note 18)		(Note 17)		the Company		(Note 19)		Total Equity
Balance at January 1,2020	Ps.	4,907,765	Ps.	15,889,819	Ps.	82,652,278	Ps.	1,320,451	Ps.	(14,018,847)	Ps.	90,751,466	Ps.	14,873,767	Ps.	105,625,233
Funding for acquisition of shares under the Long-term Retention Plan		—		—		—		—		(97,000)		(97,000)		—		(97,000)
Disposition of non-controlling interests in Radiópolis		—		—		—		—		—		—		(291,897)		(291,897)
Dividends to non-controlling interests		—		—		—		—		—		—		(1,653,173)		(1,653,173)
Share of income of OCEN (see Note 3)		—		—		147,975		—		—		147,975		—		147,975
Repurchase of CPOs		—		—		—		—		(195,597)		(195,597)		—		(195,597)
Shares repurchased		—		—		—		—		(111,979)		(111,979)		—		(111,979)
Sale of shares		—		—		(997,174)		—		1,109,153		111,979		—		111,979
Cancellation of sale of shares		—		—		2,764,854		—		(2,764,854)		—		—		—
Share-based compensation		—		—		962,806		—		—		962,806		—		962,806
Comprehensive (loss) income		—		—		(1,250,342)		(16,877,299)		—		(18,127,641)		1,568,327		(16,559,314)
Balance at December 31, 2020		4,907,765		15,889,819		84,280,397		(15,556,848)		(16,079,124)		73,442,009		14,497,024		87,939,033
Funding for acquisition of shares under the Long-term Retention Plan		—		—		—		—		(328,500)		(328,500)		—		(328,500)
Dividends		—		—		(1,053,392)		—		—		(1,053,392)		(405,928)		(1,459,320)
Share cancellation		(71,057)		—		(1,510,290)		—		1,581,347		—		—		—
Shares repurchased		—		—		—		—		(774,073)		(774,073)		—		(774,073)
Sale of shares		—		—		(1,126,573)		—		1,900,646		774,073		—		774,073
Cancellation of sale of shares		—		—		505,357		—		(505,357)		—		—		—
Share-based compensation		—		—		1,066,863		—		—		1,066,863		—		1,066,863
Other		—		—		—		—		—		—		16,334		16,334
Comprehensive income		—		—		6,055,826		1,934,856		—		7,990,682		1,298,972		9,289,654
Balance at December 31,2021		4,836,708		15,889,819		88,218,188		(13,621,992)		(14,205,061)		81,117,662		15,406,402		96,524,064
Funding for acquisition of shares under the Long-term Retention Plan		—		—		—		—		(648,242)		(648,242)		—		(648,242)
Disposition of non-controlling interests of discontinued operations		—		—		—		—		—		—		(142,071)		(142,071)
Dividends		—		—		(1,053,392)		—		—		(1,053,392)		—		(1,053,392)
Repurchase of CPOs		—		—		—		—		(629,326)		(629,326)		—		(629,326)
Shares repurchased		—		—		—		—		(980,410)		(980,410)		—		(980,410)
Sale of shares		—		—		(3,080,729)		—		4,061,139		980,410		—		980,410
Cancellation of sale of shares		—		—		246,658		—		(246,658)		—		—		—
Share-based compensation		—		—		2,009,304		—		—		2,009,304		—		2,009,304
Other		—		—		1,650		—		—		1,650		(486)		1,164
Comprehensive income		—		—		44,712,180		2,798,114		—		47,510,294		558,110		48,068,404
Balance at December 31,2022	Ps.	4,836,708	Ps.	15,889,819	Ps.	131,053,859	Ps.	(10,823,878)	Ps.	(12,648,558)	Ps.	128,307,950	Ps.	15,821,955	Ps.	144,129,905

The accompanying notes are an integral part of these consolidated finanvcial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	2022		2021		2020
Operating Activities:
(Loss) Income before income taxes from continued operations	Ps.	(12,165,823)	Ps.	2,441,939	Ps.	(4,930,943)
Income before income taxes from discontinued operations		75,416,214		11,658,624		10,461,667
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Share of loss (income) of associates and joint ventures		7,378,249		(3,671,877)		5,739,668
Depreciation and amortization		21,239,306		21,418,369		21,260,787
Other amortization of assets		353,232		329,144		380,863
Impairment of long-lived assets		—		225,136		40,803
Gain on disposition of property and equipment		(131,683)		(279,593)		(74,175)
Impairment loss on trade notes and accounts receivable, and other receivables		1,172,555		1,276,990		1,387,431
Post-employment benefits		151,389		259,291		292,026
Interest income		(89,268)		(60,174)		(72,861)
Share-based compensation expense		1,665,909		1,088,413		984,356
Other finance loss (income), net		110,739		1,183,180		(89,323)
Gain on disposition of discontinued operations		(75,192,421)		—		—
Gain on disposition of investments, net		—		(4,547,029)		(789,873)
Cancellation of provision		—		—		691,221
Interest expense		9,459,377		9,135,531		10,482,168
Lawsuit settlement agreement		418,734		—		—
Unrealized foreign exchange (gain) loss, net		(999,499)		1,805,986		(2,596,198)
		28,787,010		42,263,930		43,167,617
(Increase) decrease in trade notes and accounts receivable		(4,176,638)		(2,000,397)		634,108
Decrease (increase) in transmission rights and programming		1,241,568		(6,049,514)		(54,274)
Decrease (increase) in due from related parties, net		4,987,868		18,959		(393,631)
Increase in inventories		(588,954)		(571,281)		(522,003)
Increase in other accounts and notes receivable and other current assets		(2,217,989)		(2,882,822)		(2,469,724)
(Decrease) increase in trade accounts payable and accrued expenses		(122,945)		850,760		1,065,101
Increase in deferred revenue,customer deposits and advances		267,237		3,060,769		185,143
(Decrease) increase in other liabilities and taxes payable		(3,027,186)		2,877,152		(96,832)
(Decrease) increase in post-employment benefits		(564,382)		923,196		326,892
Income taxes paid		(12,118,014)		(9,166,602)		(8,681,478)
		(16,319,435)		(12,939,780)		(10,006,698)
Net cash provided by operating activities		12,467,575		29,324,150		33,160,919
Investing activities:
Disposition of investments in financial instruments		—		2,014,371		3,155,643
Disposition of OCEN and Radiópolis		—		4,625,291		1,248,000
Proceeds from disposition of discontinued operations		66,095,454		—		—
Long-term credit with related party		(5,738,832)		—		—
Disposition or investment in joint ventures		(7,922)		122,227		125,624
Dividends from preferred shares		752,556		—		—
Release of holdback payment of OCEN		364,420		—		—
Investment in other equity instruments		—		(1,122,178)		(602,466)
Dividends received		10,000		10,000		—
Investments in property, plant and equipment		(17,315,387)		(23,267,847)		(20,131,738)
Disposition of property, plant and equipment		264,163		672,424		1,520,417
Non-current trade account receivable		87,663		—		—
Other investments in intangible assets		(1,807,183)		(1,899,464)		(1,235,177)
Net cash provided by (used in) investing activities		42,704,932		(18,845,176)		(15,919,697)
Financing activities:
Partial prepayment of Senior Notes due 2025, 2045 and 2049		(10,099,581)		—		—
Prepayment of long-term loans from Mexican banks		(6,000,000)		—		—
Proceeds from Mexican banks long-term loans		—		2,650,000		—
Repayment of Mexican peso debt		(610,403)		(242,489)		(492,489)
Prepayment of Mexican peso debt related to Sky		—		(1,750,000)		(2,750,000)
Payments of lease liabilities		(699,263)		(646,527)		(668,277)
Other payments of lease liabilities		(991,048)		(1,082,226)		(953,771)
Prepayment of other notes payable		—		—		(1,324,063)
Interest paid		(8,893,000)		(8,258,243)		(9,455,387)
Funding for acquisition of shares of the Long-term Retention Plan		(648,242)		(328,500)		(197,000)
Repurchases of CPOs under a share repurchase program		(629,326)		—		(195,597)
Repurchase of capital stock		(980,410)		(774,073)		(111,979)
Sale of capital stock		980,410		774,073		111,979
Dividends paid		(1,053,392)		(1,053,392)		—
Dividends paid of non-controlling interests		—		(328,774)		(1,420,477)
Derivative financial instruments		(145,131)		(2,692,241)		1,261,845
Net cash used in financing activities		(29,769,386)		(13,732,392)		(16,195,216)
Effect of exchange rate changes on cash and cash equivalents		(100,344)		23,540		(11,516)
Net Increase (decrease) in cash and cash equivalents		25,302,777		(3,229,878)		1,034,490
Cash and cash equivalents related to assets held for sale		—		—		571,338
Cash and cash equivalents at beginning of year		25,828,215		29,058,093		27,452,265
Cash and cash equivalents at end of year	Ps.	51,130,992	Ps.	25,828,215	Ps.	29,058,093

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2022, 2021 and 2020

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

Grupo Televisa, S.A.B., together with its subsidiaries (collectively, the “Group”), is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home (“DTH”) satellite pay television system in Mexico. The Group’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers, as well as managed services to domestic and international carriers. The Group owns a majority interest in Sky, a leading DTH satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and the Group’s cable and DTH systems. In addition, the Group is the largest shareholder of TelevisaUnivision, a leading media company producing, creating and distributing Spanish-speaking content through several broadcast channels in Mexico, the U.S. and over 50 countries through television networks, cable operators and over-the-top or OTT services. The Group also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

On January 31, 2022 the Company and TelevisaUnivision announced the closing of the transaction between the Group’s media content and production assets and TelevisaUnivision (the “TelevisaUnivision Transaction”) (see Note 3).

2.	Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of these consolidated financial statements are summarized below.

(a)   Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020, are presented in accordance with International Financial Reporting Standards (“IFRS Standards”), as issued by the International Accounting Standards Board (“IASB”). IFRS Standards comprise: (i) IFRS Standards; (ii) International Accounting Standards (“IAS Standards”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

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

The consolidated statements of income of the Group for the years ended December 31, 2022, 2021 and 2020, have been prepared to present the discontinued operations following the TelevisaUnivision Transaction closed on January 31, 2022. Accordingly, the consolidated statements of income of the Group for the years ended December 31, 2021 and 2020, have been re-presented from those previously reported by the Company, to present in those periods the results from discontinued operations for the businesses disposed of by the Group on January 31, 2022 (see Notes 3 and 28).

These consolidated financial statements were authorized for issuance on March 31, 2023, and were also authorized for issuance on April 26, 2023, including the events disclosed in Note 30, by the Group’s Corporate Vice President of Finance.

(b)   Consolidation

The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities, and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.

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

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree, and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

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

Discontinued Operations

A discontinued operation is a component of the Group that either has been disposed of or is classified as held for sale, for which its operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Group and represents a separate major line of business or operations.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held for sale.

When an operation is classified as a discontinued operation, the comparative consolidated statements of income are re-presented as if the operation had been discontinued from the start of the comparative period.

Subsidiaries of the Company

At December 31, 2022 and 2021, the main direct and indirect subsidiaries of the Company were as follows:

	Company’s
	Ownership	Business
Subsidiaries	Interest (1)	Segment (2)
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (4)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (5)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (6)	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (7)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (8)	100%	Cable
FTTH de México, S.A. de C.V. (9)	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (10)	100%	Cable and Sky
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (11)	58.7%	Sky
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries (13)	100%	Content and Other Businesses (2)
Televisa, S. de R. L. de C.V. (Televisa, S.A. de C.V. through May 2021) (“Televisa”) (12)	100%	Content (2)
Televisión Independiente de México, S.A. de C.V. (“TIM”) (12)	100%	Content (2)
G.Televisa-D, S.A. de C.V. (12)	100%	Content (2)
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (13)	100%	Content (2)
Ulvik, S.A. de C.V. (14)	100%	Content and Other Businesses (2)
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (13)	100%	Content and Other Businesses (2)

(1)	Percentage of equity interest directly or indirectly held by the Company.
(2)	See Note 26 for a description of each of the Group’s business segments. The Group’s operations of the Content segment were discontinued following the closing of the TelevisaUnivision Transaction on January 31, 2022 (see Note 3).
(3)	Empresas Cablevisión, S.A.B. de C.V., is a direct majority-owned subsidiary of CVQ.
(4)	The subsidiaries in the Cablemás business are directly and indirectly owned by CVQ.
(5)	Televisión Internacional, S.A. de C.V., is a direct subsidiary of CVQ.
(6)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.
(7)	Arretis, S.A.P.I. de C.V., is a direct subsidiary of CVQ.
(8)	The subsidiaries in the Telecable business are directly owned by CVQ.
(9)	FTTH de México, S. A. de C.V., is an indirect subsidiary of CVQ.

(10)	CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova.
(11)	Innova is an indirect majority-owned subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.
(12)	TIM and G.Televisa-D, S.A. de C.V., are direct subsidiaries of Grupo Telesistema, and through January 31, 2022, were part of the Group’s former Content business. Televisa was a direct subsidiary of Grupo Telesistema through January 31, 2022.
(13)	Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), and Villacezán are indirect wholly-owned subsidiaries of Grupo Telesistema. As of December 31, 2022, Multimedia Telecom, Grupo Telesistema, Tieren, Villacezán, and Corporativo TD Sports, S.A. de C.V., a direct subsidiary of Grupo Telesistema, are the subsidiaries through which the Company owns shares of the capital stock of TelevisaUnivision (formerly known as Univision Holdings II, Inc. or UH II), the successor company of Univision Holdings, Inc. (“UHI”) and the parent company of Univision Communications Inc. (“Univision”), representing 43.8%, 49.7%, 2.1%, 3.7% and 0.7% , respectively, of the Group’s aggregate investment in shares of common stock issued by TelevisaUnivision as of December 31, 2022. Multimedia Telecom and Tieren were the subsidiaries through which the Company owned shares of the capital stock of UH II, representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock issued by UH II as of December 31, 2021 (see Notes 3, 10 and 20).
(14)	A direct subsidiary of the company and the parent company of Televisa Corporación, S.A. de C.V., an indirect subsidiary of the company that provides services to certain companies in the Group’s Other Businesses segment and, through January 31, 2022, provided services to certain companies in the Group’s former Content segment.

Concessions and Permits

The Group’s Cable, Sky and Other Businesses segments, require governmental concessions and special authorizations for the provision of telecommunications and broadcasting services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).

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

The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision. The payments made by the Group for these broadcasting concessions were accounted for as intangible assets in the Group’s Content segment through January 31, 2022, and are accounted as intangible assets in the Group’s Other Businesses segment after that date (see Notes 3, 13 and 26).

Renewal of broadcasting concessions for the broadcast programming operations over television stations for the signals of TelevisaUnivision, require, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.

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

At December 31, 2022, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Cable	Various from 2026 to 2056
Sky	Various from 2024 to 2056
Other Businesses:
Broadcasting concessions (1)	In 2042 and 2052
Gaming	In 2030

(1)	In November 2018, the IFT approved (i) 23 concessions for the use of spectrum that comprise the Company’s 225 TV stations, for a term of 20 years, starting in January 2022 and ending in January 2042, and (ii) six concessions that grant the authorization to provide digital broadcasting television services of such 225 TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In November 2018, the Group paid for such renewal an aggregate amount of Ps.5,754,543 in cash, which included a payment of Ps.1,194 for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount is being amortized over a period of 20 years beginning on January 1, 2022, by using the straight-line method. Through January 31, 2022, these broadcasting concessions were part of the Group’s former Content segment, and after the TelevisaUnivision Transaction closed on that date, these concessions became part of the Group’s Other Businesses segment (see Notes 3, 13 and 26).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

(c)   Investments in Associates and Joint Ventures

Associates are those entities over which the Group has significant influence but not control or joint control, over the financial and operating policies, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with one or more stockholders, without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition. The investor’s income or loss includes its share of the investee’s income or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

The Group’s investments in associates include an equity interest in TelevisaUnivision (formerly known as UH II) represented by approximately 44.4% and 35.5% of the outstanding total common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision) as of December 31, 2022 and 2021, respectively (see Notes 3 and 10).

If the Group’s share of losses of an associate or a joint venture, equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

Any gain or loss resulting from a downstream transaction involving assets that constitute a business, as defined in IFRS 3 Business Combinations, between the Company (including its consolidated subsidiaries) and its associate or joint venture is recognized in full in the Group’s financial statements. The Group adopted this accounting policy in connection with the TelevisaUnivision Transaction closed on January 31, 2022 (see Note 3), and in accordance with the guidelines of Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, and Effective Date of Amendments to IFRS 10 and IAS 28, issued by the IASB.

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

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of TelevisaUnivision (formerly known as UH II) (hedged item), which amounted to U.S.$2,538.8 million (Ps.49,446,349) and U.S.$1,254.5 million (Ps.25,721,539) as of December 31, 2022 and 2021, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) was designated as a fair value hedge of foreign exchange exposure related to its investment in warrants that were exercisable for common stock of UHI (hedged item) through December 29, 2020, the date on which the Group exercised all of these warrants for common stock of UHI, which amounted to U.S.$871.6 million (Ps.17,387,699) as of December 29, 2020. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt was credited or charged directly to other comprehensive income or loss through December 29, 2020, along with the recognition in the same line item of any foreign currency gain or loss of this investment in warrants designated as a hedged item through that date (see Notes 14 and 18).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund (hedged item), which amounted to U.S.$39.7 million (Ps.773,209) and U.S.$46.1 million (Ps.945,176), as of December 31, 2022 and 2021, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund designated as a hedged item (see Notes 9, 14 and 18).

(f)   Cash and Cash Equivalents and Temporary Investments

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and other financial instruments, or a combination thereof, as well as current maturities of non-current financial assets. Temporary investments are measured at fair value with changes in fair value recognized in finance income in the consolidated income statement, except the current maturities of non-current held-to-maturity securities which are measured at amortized cost.

As of December 31, 2022 and 2021, cash equivalents primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 1.53% for U.S. dollar deposits and 7.40% for Mexican peso deposits in 2022, and approximately 0.07% for U.S. dollar deposits and 4.36% for Mexican peso deposits in 2021.

(g)   Transmission Rights and Programming

Transmission rights are valued at the lesser of acquisition cost and net realizable value.

Transmission rights are recognized from the point at which the legally enforceable license period begins. Until the license term commences and the programming rights are available, payments made are recognized as prepayments. Cost of revenues is calculated and recorded for the month in which transmission rights are matched with related revenues.

Transmission rights are recognized in income over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years.

Through January 31, 2022, programming was comprised of programs, literary works, production talent advances and films.  Programs and films were valued at the lesser of production cost, which consisted of direct production costs and production overhead, and net realizable value. Literary works were valued at the lesser of acquisition cost and net realizable value. Payments for production talent advances were initially capitalized and subsequently included as direct or indirect costs of program production. Cost of revenues was calculated and recorded for the month in which programs, literary works, production talent advances and films were matched with related revenues.

Through January 31, 2022, the Group’s policy was to capitalize the production costs of programs which benefited more than one annual period and amortized them over the expected period of future program revenues based on the Company’s historical revenue patterns and usage for similar productions.

(h)   Inventories

Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realizable value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.

(i)   Financial Assets

The Group classifies its financial assets in accordance with IFRS 9 Financial Instruments (“IFRS 9”). Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or fair value through income or loss (“FVIL”), based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

Financial Assets Measured at Amortized Cost

Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying amount recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade accounts and notes receivable”, “other accounts and notes receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

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

(j)   Property, Plant and Equipment, and Investment Property

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

The initial estimate of the costs of dismantling items of property, plant and equipment are recognized as incurred at the fair value of related dismantling obligations. These dismantling obligations are primarily related to the use of the Group’s Cable segment networks during a particular period and presented as part of other long-term liabilities in the Group’s consolidated statements of financial position. As of December 31, 2022 and 2021, the present value of the Group’s dismantling obligations amounted to Ps.1,129,184 and Ps.933,880, respectively.

Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying amount of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated
Useful Lives
Buildings	20-50 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	10-15 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

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

Investment Property

Beginning on February 1, 2022 the Group has investment property. Investment property is property of the Group (land or a building or part of a building or both) held by a lessee as a right-of-use asset to earn rentals rather than for use in the production or supply of goods or services or for administrative purposes, or sale in the ordinary course of business.

Land is not depreciated. Depreciation of investment property is based upon the carrying amount of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives
Buildings	20-65 years

The Group’s investment property is measured at cost less any accumulated depreciation and any accumulated impairment losses.

(k)   Lease Agreements

As a lessee, the Group recognizes a right-of-use asset representing its right to use the underlying asset in a lease agreement, and a lease liability representing its obligation to make lease payments.

Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs and restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

The Group recognizes a depreciation of rights-of-use assets for long-term lease agreements, and a finance expense for interest from related lease liabilities.

The Group leases its investment property consisting of certain owned building and land property (see Note 11). These lease agreements are classified as operating leases from a lessor perspective.

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

Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-line basis over the fixed term of the related concession.

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

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the greater of the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods.

(m)   Impairment of Long-lived Assets

The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible (see Note 13), whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying amount of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

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

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2022 and 2021.

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

Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2022 and 2021.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(p)   Customer Deposits and Advances

Customer deposits and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group’s platforms or other services, based on rates established by the Group. Such rates vary depending on when the advertisement is made or the service is provided, including the season, hour, day and type of programming.

Through January 31, 2022, in connection with its former Content business, the Group recognized customer deposits and advance agreements for advertising services in the consolidated statement of financial position, when these agreements were executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 7).

Customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. A contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract assets upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term.

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

Through January 31, 2022, the Group derived the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Following the TelevisaUnivision Transaction, which was closed on January 31, 2022, the Group derives the majority of its revenues from telecommunications-related business activities, primarily from its Cable and Sky segment operations (see Notes 3 and 26). Revenues are recognized when the service is provided, and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

●	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.
●	Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.
●	Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided.

●	Advertising revenues, including deposits and advances from customers for future advertising, were recognized at the time the advertising services were rendered. The advertising revenues of the Group’s Content segment operations were discontinued on January 31, 2022, in connection with the TelevisaUnivision Transaction (see Note 3).
●	Revenues from program services for network subscription and licensed and syndicated television programs were recognized when the programs were sold and became available for broadcast. These revenues were discontinued on January 31, 2022, in connection with the TelevisaUnivision Transaction (see Note 3).
●	Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.
●	Revenues from publishing distribution are recognized upon distribution of the products.
●	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.
●	Motion picture production and distribution revenues were recognized as the films were exhibited. These revenues were discontinued on January 31, 2022, in connection with the TelevisaUnivision Transaction (see Note 3).
●	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win.

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

The Group has recognized assets from incremental costs of obtaining contracts with customers, primarily commissions, which were classified as current and non-current assets in its consolidated financial statements as of December 31, 2022 and 2021, as follows:

	Cable		Sky		Total
Contract costs:
At January 1, 2022	Ps.	2,498,124	Ps.	2,500,190	Ps.	4,998,314
Additions		1,764,989		580,042		2,345,031
Amount recognized in income		(965,677)		(1,059,442)		(2,025,119)
Total Contract Costs at December 31, 2022		3,297,436		2,020,790		5,318,226
Less:
Current Contract Costs		1,077,417		840,870		1,918,287
Total Non-current Contract Costs	Ps.	2,220,019	Ps.	1,179,920	Ps.	3,399,939

	Cable		Sky		Total
Contract costs:
At January 1, 2021	Ps.	2,027,691	Ps.	2,513,866	Ps.	4,541,557
Additions		1,209,894		1,088,956		2,298,850
Amount recognized in income		(739,461)		(1,102,632)		(1,842,093)
Total Contract Costs at December 31, 2021		2,498,124		2,500,190		4,998,314
Less:
Current Contract Costs		797,273		985,450		1,782,723
Total Non-current Contract Costs	Ps.	1,700,851	Ps.	1,514,740	Ps.	3,215,591

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

Profit Sharing

The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred. The profit sharing is paid to employees on a yearly basis and calculated by the Mexican companies in the Group at the statutory rate of 10% on their respective adjusted income in accordance with the Federal Labor Law. Beginning in 2021, there is a cap on the payment of profit sharing of up to three months of salary per employee (see Note 24).

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

(w)   Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of  other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2022, 2021 and 2020, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x)   Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(y)   Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees and recognized as a charge to consolidated income (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.968,628, Ps.903,764 and Ps.863,782 for the years ended December 31, 2022, 2021 and 2020, respectively, of which Ps.968,628, Ps.1,066,863 and Ps.962,806 was credited in consolidated stockholders’ equity for each of those years, respectively (see Note 17).

(z)   New and Amended IFRS Standards

The Group adopted some amendments and improvements to certain IFRS Standards that became effective in 2022, 2021 and 2020, which did not have any significant impact on the Group’s consolidated financial statements.

Below is a list of the new and amended IFRS Standards that have been issued by the IASB and are effective for annual periods beginning on January 1, 2023.

Effective for Annual
Periods Beginning
New or Amended IFRS Standard	Title of the IFRS Standard	On or After
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 17 (1)	Insurance Contracts	January 1, 2023
Amendments to IAS 1 (1)	Classification of Liabilities as Current or Non-current	January 1, 2023
Amendments to IAS 8 (1)	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2 (1)	Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 12 (1)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendment to IFRS 17 (1)	Initial Application of IFRS 17 and IFRS 9 - Comparative Information	January 1, 2023
Amendments to IFRS 16 (1)	Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 1 (1)	Non-current Liabilities with Covenants	January 1, 2024

(1)	This new or amended IFRS Standard is not expected to have a significant impact on the Group’s consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued by the IASB in September 2014, and addressed and acknowledged an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely. Entities are required to apply these amendments prospectively to the sale or contribution of assets occurring in annual periods beginning on or after a date to be determined by the IASB. Earlier application is permitted. If an entity applies these amendments earlier, it shall disclose that fact. These amendments became applicable to the Group’s consolidated financial statements in connection with the closing of the TelevisaUnivision Transaction in the first quarter of 2022 (see Note 3). As permitted, the Group has applied these amendments in 2022 and disclosed this fact in its consolidated financial statements.

IFRS 17 Insurance Contracts (“IFRS 17”) was issued by the IASB in May 2017 and amended in June 2020. IFRS 17  supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. Amendments to IFRS 17 were issued in June 2020 aimed at helping companies implement the Standard and making it easier for them to explain their financial performance. The fundamental principles introduced when IFRS 17 was issued in May 2017 remained unaffected. IFRS 17 became effective on January 1, 2023.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current were issued by the IASB in January 2020, and clarify one of the criteria in IAS 1 for classifying a liability as non-current that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. An entity shall apply these amendments for annual reporting periods beginning on or after January 1, 2023, retrospectively in accordance with IAS 8. Earlier application is permitted.

Amendments to IAS 8 Definition of Accounting Estimates, were issued by the IASB in February 2021, the amendments introduced the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted.

Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies, were issued by the IASB in February 2021, the Board amended paragraphs 117–122 of IAS 1 Presentation of Financial Statements to require entities to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the Board also amended IFRS Practice Statement 2 Making Materiality Judgements (Materiality Practice Statement) to explain and demonstrate the application of the “four-step materiality process” to accounting policy disclosures.

Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction were issued by the IASB in May 2021 and specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 Income Taxes specifies how a company accounts for income tax, including deferred tax, which represents tax payable or recoverable in the future. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets and liabilities for the first time. Previously, there had been some uncertainty about whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability. The amendments clarify that the exemption does not apply and that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

Amendment to IFRS 17 Initial Application of IFRS 17 and IFRS 9 – Comparative Information, was issued by the IASB in December 2021 and includes a narrow-scope amendment to the transition requirements in IFRS 17, providing insurers with an option aimed at improving the usefulness of information to investors on initial application of the new Standard. The amendment relates to insurers’ transition to the new Standard only, and it does not affect any other requirements in IFRS 17. IFRS 17 and IFRS 9 have different transition requirements. For some insurers, these differences can cause temporary accounting mismatches between financial assets and insurance contract liabilities in the comparative information they present in their financial statements when applying IFRS 17 and IFRS 9 for the first time. IFRS 17, including this amendment, is effective for annual reporting periods beginning on or after January 1, 2023.

Amendments to IFRS 16 Lease Liability in a Sale and Leaseback, were issued by the IASB in September 2022, and add to requirements in IFRS 16 Leases (“IFRS 16”) explaining how a company accounts for a sale and leaseback after the date of the transaction. A sale and leaseback is a transaction for which a company sells an asset and leases the same asset back for a period of time from the new owner. IFRS 16 includes requirements on how to account for a sale and leaseback at the date the transaction takes place. However, IFRS 16 had not specified how to measure the transaction when reporting after that date. The amendments issued add to the sale and leaseback requirements in IFRS 16, thereby supporting the consistent application of the IFRS Standard. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction. These amendments to IFRS 16 are effective for annual reporting periods beginning on or after January 1, 2024, with early application permitted.

Amendments to IAS 1 Non-current Liabilities with Covenants, were issued by the IASB in October 2022, to improve the information companies provide about long-term with covenants. IAS 1 Presentation of Financial Statements requires a company to classify debt as non-current only if the company can avoid settling the debt in the 12 months after the reporting date. However, a company’s ability to do so is often subject to complying with covenants. For example, a company might have long-term debt that could become repayable within 12 months if the company fails to comply with covenants in that 12-month period. The amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with early adoption permitted.

3.	Disposition of OCEN and Radiópolis, TelevisaUnivision Transaction and Reorganization Proposal

In July 2019, the Company announced an agreement with Live Nation Entertainment, Inc. (“Live Nation”) to dispose of its 40% equity interest in OCESA Entretenimiento, S.A. de C.V. (“OCEN”), a live entertainment company with operations in Mexico, Central America and Colombia. OCEN (i) was a direct associate of OISE Entretenimiento, S.A. de C.V. (“OISE Entretenimiento”), which was a wholly-owned subsidiary of the Company; and (ii) was a former subsidiary of Compañía Interamericana de Entretenimiento, S.A.B. de C.V. (“CIE”). The disposal of OCEN was completed by the parties in the first half of 2020, through the sale of the total outstanding shares of OISE Entretenimiento, which net assets were comprised primarily of the 40% equity stake in OCEN. This transaction was subject to customary closing conditions, including regulatory approvals and certain notifications, and to the closing of the proposed sale by CIE to Live Nation of a portion of its stake in OCEN. In consideration for the sale of the shares of OISE Entretenimiento, the Company received cash proceeds in the aggregate amount of Ps.5,206,000. On September 13, 2021, the Company announced that it had reached an agreement with Live Nation to move forward with the previously announced acquisition by Live Nation of the Group’s unconsolidated 40% equity participation in OCEN. As a result, the Group classified the assets of OISE Entretenimiento, including the carrying amount of its investment in OCEN, as current assets held for sale in its consolidated statement of financial position, and discontinued recognizing its share of income or loss from October 1 through November 30, 2021. On December 6, 2021, the Company announced the closing of the sale of its consolidated 40% equity participation in OCEN to Live Nation. In December 2021, the Company concluded this transaction and received a payment in cash of Ps.4,806,549; recognized an account receivable of Ps.364,420 in connection with a 7% retention of the total amount of the transaction to cover OCEN potential operating losses, if any, for a period of time following closing; and accounted for a pretax income of Ps.4,547,029 for the disposal of this investee in other consolidated income for the year ended December 31, 2021 (see Note 20). In the second quarter of 2022, Live Nation paid to the Company the holdback amount of Ps.364,420, and a purchase price adjustment of Ps.35,950 in connection with this transaction (see Notes 20 and 22).

In July 2019, the Company announced a stock purchase agreement with Corporativo Coral, S.A. de C.V. (“Coral”) and Miguel Alemán Magnani as Obligor to dispose of its 50% equity interest in Radiópolis, a direct subsidiary of the Company at that date which was engaged in the Radio business, for an aggregate amount of Ps.1,248,000, as well as the payment of a dividend by Radiópolis to the Company by the closing date of the transaction. While the sale of the Company’s equity interest in the Radio business was consummated for legal and tax purposes as of December 31, 2019, the total assets and related total liabilities of Radiópolis in the amount of Ps.1,675,426 and Ps.432,812, respectively, as of December 31, 2019, were classified as current assets and current liabilities held for sale in the Group’s consolidated statement of financial position as of that date, as the voting interest of the Company in Radiópolis continued to be in place until the full payment of the purchase price was made by the acquirer. In March and June 2020, the Company entered into additional agreements with Coral an its Obligor to complete this transaction by which, among other things, the acquirer made two cash payments in March and June 2020, for the amount of Ps.603,395 and Ps.110,000, respectively, and a final cash payment in July 2020 for the amount of Ps.534,605. In July 2020, the Company concluded this transaction and received the payment of a dividend from Radiópolis in the amount of Ps.285,669.As a result of this transaction, the Group recognized a pre-tax gain on the disposition of Radiópolis of Ps.932,449 in consolidated other income for the year ended December 31, 2020. Following this transaction, the Group classified its former Radio operations as disposed operations in the segment information of its consolidated statement of income for the year ended December 31, 2020. The Group did not classify its former Radio operations as discontinued operations in these consolidated statements of income, as these operations did not represent a separate major line of business in any of those years, based on a materiality assessment performed by management (see Notes 2 (b), 22 and 26).

On April 13, 2021, the Group and Univision Holdings, Inc. (“UHI”) announced a transaction agreement (the “Transaction Agreement”) in which the Group’s content and media assets would be combined with Univision Holdings II, Inc. (“UH II,” the successor company of UHI), and the Group would continue to participate in UH II, with an equity stake of approximately 45% following the closing of the transaction. The Group would also retain ownership of its Cable, Sky and Other Businesses segments, as well as the main real estate associated with the production facilities, the broadcasting concessions and transmission infrastructure in Mexico. The Group would contribute to UH II the assets specified in the Transaction Agreement, including, subject to certain exceptions, its Content business, for a total value of U.S.$4,500 million, comprised of U.S.$3,000 million in cash, U.S.$750 million in common stock of UH II and U.S.$750 million in preferred stock of UH II, with an annual dividend of 5.5%. In connection with this transaction, UH II would receive all assets, intellectual property and library related to the News division of the Group’s Content business but would outsource production of news content for Mexico to a company owned by the Azcárraga family. The combination was approved by each of the Board of Directors of the Company, the Board of Directors of UHI, and the Stockholders of the Company in the first half of 2021. The transaction was subject to customary closing conditions, including receipt of regulatory approvals in primarily in the United States and Mexico, among others. On September 14, 2021, the Mexican Institute of Telecomunications (Instituto Federal de Telecomunicaciones or “IFT “) announced its approval of this transaction. As of December 31, 2021, the Group consolidated the results of its Content business as the Group had not ceased to exercise control of this business segment as of that date; and presented its Content business as a reportable segment of continuing operations, as all the required regulatory approvals had not been obtained by the parties as of that date, and those approvals were considered substantive. On January 24, 2022, the Company and UH II announced that all required regulatory approvals for the transaction had been already received by that date. As a result, the transaction announced on April 13, 2021, was closed by the parties on January 31, 2022 (the “TelevisaUnivision Transaction”). In connection with the TelevisaUnivision Transaction, the Group recognized an income from disposition of discontinued operations in the aggregate amount of Ps.93,066,741 in its consolidated statement of income for the year ended December 31, 2022, comprising a consideration in cash received from TelevisaUnivision in the aggregate amount of U.S.$2,971.3 million (Ps.61,214,741), a consideration in common and preferred stock of TelevisaUnivision, in the aggregate amount of U.S.$1,500.0 million (Ps.30,912,000), and a cash consideration received from Tritón Comunicaciones, S.A. de C.V. (“Tritón,” a company of the Azcárraga family) in the amount of Ps.940,000, related to the rights for the production of news content for Mexico. Also, in connection with the TelevisaUnivision Transaction, the Group (i) began to present and disclose the results of operations of its disposed businesses as discontinued operations in its consolidated statements of income for any comparative prior period and for the month ended January 31, 2022; (ii) recognized a net gain on disposition of discontinued operations of Ps.56,065,530, for the year ended December 31, 2022, and a net loss on disposition of discontinued operations of Ps.1,943,647 for the year ended December 31, 2021; and (iii) recognized as deferred income a prepayment made by TelevisaUnivision in the aggregate amount of U.S.$276.2 million (Ps.5,729,377), for the use of concession rights owned by the Group, which was classified as current and non-current liabilities in the Group’s consolidated statement of financial position, and amounted to Ps.287,667 and Ps.5,178,014, respectively, as of December 31, 2022. In the fourth quarter of 2022, the Group concluded the disposition of certain assets and liabilities that were classified as held for sale in the Group’s consolidated statement of financial position in connection with the TelevisaUnivision Transaction (see Notes 2, 10 and 28).

On October 27, 2022, the Board of Directors of the Company approved a reorganization proposal to separate from the Group some businesses that are part of its Other Businesses segment, including its interests in professional sports and live entertainment, gaming, and magazine publishing and distribution, as well as certain related assets and real estate (the “Spin-off Businesses”). It is expected that this proposed reorganization will be carried out through a spin-off (escisión) from the Company, creating a new controlling entity listed on the Mexican Stock Exchange that would hold the Spin-off Businesses, and that would have the same shareholding structure as the Company. The Company’s management considers that this plan will allow both the Group and the new entity resulting from the spin-off, to focus on their respective business models and growth opportunities, thereby enhancing their ability to generate better conditions for access to capital, financing sources and investors, that are aligned with each business. It is expected that the reorganization will be completed in the first half of 2023. The reorganization will be subject to several conditions, including compliance with applicable law, as well as obtaining all required corporate and regulatory authorizations, and the approval of the spin-off at the Company’s shareholder’s meeting. As of December 31, 2022, the Group continued to present its Other Businesses segment as a reportable segment of continuing operations, and the Spinoff Businesses as part of the Group’s Other Businesses segment, as the required Company’s stockholders and regulatory approvals had not been obtained by the Group as of that date, and those approvals are considered substantive.

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

Management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, entities in the Group use forward contracts. In compliance with the procedures and controls established by the Risk Management Committee, in 2022 and 2021, the Group entered into certain derivative transactions with certain financial institutions in order to manage its exposure to market risks resulting from changes in interest rates and foreign currency exchange rates. The objective in managing foreign currency fluctuations is to reduce earnings and cash flow volatility.

Foreign Currency Position

The foreign currency position of monetary items of the Group at December 31, 2022, was as follows:

	Foreign
	Currency
	Amounts	Year-End
	(Thousands)	Exchange Rate		Mexican Pesos
Assets:
U.S. dollars	2,372,570	Ps.	19.4760	Ps.	46,208,173
Euros	20,720		20.8878		432,795
Swiss francs	2,009		21.1275		42,445
Other currencies	—		—		3,032

Liabilities:
U.S. dollars (1)	4,411,584	Ps.	19.4760	Ps.	85,920,010
Euros	237		20.8878		4,950
Swiss francs	23,281		21.1275		491,869
Other currencies	—		—		33

The foreign currency position of monetary items of the Group at December 31, 2021, was as follows:

	Foreign
	Currency
	Amounts	Year-End
	(Thousands)	Exchange Rate		Mexican Pesos
Assets:
U.S. dollars	831,806	Ps.	20.5031	Ps.	17,054,602
Euros	11,139		23.3478		260,071
Swiss francs	4,139		22.4997		93,126
Argentinean pesos	64,026		0.1996		12,780
Chilean pesos	576,044		0.0240		13,825
Other currencies	—		—		5,266

Liabilities:
U.S. dollars (1)	5,215,150	Ps.	20.5031	Ps.	106,926,742
Euros	598		23.3478		13,962
Swiss francs	883		22.4997		19,867
Other currencies	—		—		185

(1)	As of December 31, 2022 and 2021, monetary liabilities include U.S.$2,578.5 million (Ps.50,219,558) and U.S.$1,300.6 million (Ps.26,666,715), respectively, related to long-term debt designated as a hedging instrument of the Group’s investments in TelevisaUnivision (formerly known as UH II) and Open-Ended Fund (see Note 14).

As of March 31, 2023, the exchange rate was Ps.18.0275 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A. or Citibanamex.

The Group is subject to the risk of foreign currency exchange rate fluctuations, resulting primarily from the net monetary position in U.S. dollars and U.S. dollar equivalent amounts of the Group’s Mexican operations, as follows (in millions of U.S. dollars):

	December 31,
	2022		2021
U.S. dollar-denominated and U.S. dollar-equivalent monetary assets, primarily cash and cash equivalents, and non-current investments in financial instruments (1)	U.S.$	2,319.9	U.S.$	785.1
U.S. dollar-denominated and U.S. dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, lease liabilities, and other liabilities (2) (3)		(4,428.1)		(5,180.8)
Net liability position	U.S.$	(2,108.2)	U.S.$	(4,395.7)

(1)	As of December 31, 2022 and 2021, this line includes U.S. dollar equivalent amounts of U.S.$22.9 million and U.S.$17.7 million, respectively, related to other foreign currencies, primarily Euros and Swiss francs.
(2)	As of December 31, 2022 and 2021, this line includes U.S. dollar equivalent amounts of U.S.$25.4 million and U.S.$1.4 million, respectively, related to other foreign currencies, primarily Swiss francs and Euros.
(3)	As of December 31, 2022 and 2021, monetary liabilities include U.S.$2,578.5 million (Ps.50,219,558) and U.S.$1,300.6 million (Ps.26,666,715), respectively, related to long-term debt designated as a hedging instrument of the Group’s investments in UH II and the investment in Open-Ended Fund (see Note 14).

At December 31, 2022, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.915,996 in the consolidated statement of income. At December 31, 2021, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.6,345,797 in the consolidated statement of income.

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

Sensitivity and Fair Value Analysis

The sensitivity analyses that follow are intended to present the hypothetical changes in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices and the effect that they would have had on the Group’s financial instruments at December 31, 2022 and 2021. These analyses address market risk only and do not take into consideration other risks that the Group faces in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect management’s view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, the Group has made assumptions of a hypothetical change in fair value of 10% for expected near-term future changes in the United States interest rates, Mexican interest rates, inflation rates and Mexican peso to U.S. dollar exchange rate. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that the Group will incur.

								Difference between
								Fair Value and
								Carrying Amount
								Assuming a
					Difference between			Hypothetical
					Fair Value and			10% Increase in
December 31, 2022	Carrying Amount		Fair Value		Carrying Amount			Fair Value
Assets:
Long-term loan and interest receivable from GTAC	Ps.	853,163	Ps.	857,006	Ps.	3,843	Ps.	89,544
Open-Ended Fund		773,209		773,209		—		—
Publicly traded equity instruments		2,611,053		2,611,053		—		—
Derivative financial instruments (1)		543,581		543,581		—		—

Liabilities(2) (3):
U.S. dollar-denominated debt:
Senior Notes due 2025		5,188,796		5,295,218		106,422		635,944
Senior Notes due 2026		5,842,800		5,717,764		(125,036)		446,740
Senior Notes due 2032		5,842,800		6,934,235		1,091,435		1,784,859
Senior Notes due 2040		11,685,600		12,083,611		398,011		1,606,372
Senior Notes due 2045		17,321,136		14,975,508		(2,345,628)		(848,077)
Senior Notes due 2046		17,528,400		17,570,118		41,718		1,798,730
Senior Notes due 2049		13,675,853		12,199,681		(1,476,172)		(256,204)
Peso-denominated debt:
Notes due 2027		4,500,000		4,238,640		(261,360)		162,504
Senior Notes due 2037		4,500,000		4,041,135		(458,865)		(54,752)
Senior Notes due 2043		6,500,000		4,046,705		(2,453,295)		(2,048,625)
Long-term loans payable to Mexican banks		13,650,000		13,775,125		125,125		1,502,638
Lease liabilities		8,369,072		8,497,104		128,032		977,742
Derivative financial instruments (1)		71,401		71,401		—		—

								Difference between
								Fair Value and
								Carrying Amount
								Assuming a
					Difference between			Hypothetical
					Fair Value and			10% Increase in
December 31, 2021	Carrying Amount		Fair Value		Carrying Amount			Fair Value
Assets:
Long-term loan and interest receivable from GTAC	Ps.	755,973	Ps.	760,143	Ps.	4,170	Ps.	80,184
Open-Ended Fund		945,176		945,176		—		—
Publicly traded equity instruments		3,517,711		3,517,711		—		—
Other equity instruments		1,607,969		1,607,969		—		—
Derivative financial instruments (1)		133,324		133,324		—		—

Liabilities(2) (3):
U.S. dollar-denominated debt:
Senior Notes due 2025		12,301,860		14,056,843		1,754,983		3,160,667
Senior Notes due 2026		6,150,930		6,685,200		534,270		1,202,790
Senior Notes due 2032		6,150,930		8,857,216		2,706,286		3,592,008
Senior Notes due 2040		12,301,860		16,678,493		4,376,633		6,044,482
Senior Notes due 2045		20,503,100		24,205,140		3,702,040		6,122,554
Senior Notes due 2046		18,452,790		25,029,180		6,576,390		9,079,308
Senior Notes due 2049		15,377,325		19,307,154		3,929,829		5,860,544
Peso-denominated debt:
Notes due 2027		4,500,000		4,509,405		9,405		460,346
Senior Notes due 2037		4,500,000		4,110,480		(389,520)		21,528
Senior Notes due 2043		6,500,000		4,611,620		(1,888,380)		(1,427,218)
Long-term notes payable to Mexican banks		20,260,404		20,417,854		157,450		2,199,235
Lease liabilities		9,680,559		9,830,878		150,319		1,133,407
Derivative financial instruments (1)		172,885		172,885		—		—

(1)	Given the nature and the tenor of these derivative financial instruments, an increase of 10% in interest and/or exchange rates would not be an accurate sensitivity analysis on the fair value of these financial instruments.
(2)	The carrying amount of debt is stated in this table at its principal amount.
(3)	The fair value of the Senior Notes and Notes issued by the Group are within Level 1 of the fair value hierarchy as there are quoted market prices for such notes. The fair value of the lease liabilities is within Level 2 of the fair value hierarchy and has been estimated based on cash flows discounted using an estimated weighted average cost of capital. The fair value of held-to-maturity securities are within Level 1 of the fair value hierarchy and were based on market interest rates to the listed securities.

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

No credit limits were exceeded during the reporting period, and management does not expect any losses from non-performance by any counterparties.

The Group historically has not realized significant credit losses arising from customers.

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

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. Group treasury invests surplus cash in interest bearing current accounts, time deposits, money market deposits and marketable securities, choosing investments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts. At December 31, 2022 and 2021, the Group held cash and cash equivalents of Ps.51,130,992 and Ps.25,828,215, respectively (see Note 6).

The table below analyses the Group’s non-derivative and derivative financial liabilities as well as related contractual interest on debt and lease liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table below are the contractual undiscounted cash flows (except for lease liabilities that are stated at present value).

	Less Than 12 Months		12-36 Months		36-60 Months		Maturities
	January 1, 2023 to		January 1, 2024 to		January 1, 2026 to		Subsequent to
	December 31, 2023		December 31, 2025		December 31, 2027		December 31, 2027		Total
At December 31, 2022
Debt (1)	Ps.	1,000,000	Ps.	15,188,796	Ps.	12,992,800	Ps.	77,053,789	Ps.	106,235,385
Lease liabilities		1,373,233		2,902,742		2,752,640		1,340,457		8,369,072
Trade and other liabilities		28,107,852		531,617		173,898		2,237,215		31,050,582
Interest on debt (2)		5,259,796		12,024,064		10,041,317		66,654,473		93,979,650
Interest on lease liabilities		641,423		1,093,813		732,818		666,139		3,134,193

	Less Than 12 Months		12-36 Months		36-60 Months		Maturities
	January 1, 2022 to		January 1, 2023 to		January 1, 2025 to		Subsequent to
	December 31, 2022		December 31, 2024		December 31, 2026		December 31, 2026		Total
At December 31, 2021
Debt (1)	Ps.	4,110,404	Ps.	13,500,000	Ps.	21,102,790	Ps.	88,286,005	Ps.	126,999,199
Lease liabilities		1,478,382		2,469,270		2,478,486		3,254,421		9,680,559
Trade and other liabilities		40,051,575		2,743,298		2,041,627		3,665,074		48,501,574
Interest on debt (2)		6,188,285		15,237,650		12,453,353		86,405,197		120,284,485
Interest on lease liabilities		659,049		1,136,036		775,332		921,942		3,492,359

(1)	The amounts of debt are disclosed on a principal amount basis (see Note 14).
(2)	Interest to be paid in future years on outstanding debt as of December 31, 2022 and 2021, based on contractual interest rates and exchange rates as of that date.

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

Beginning on January 31, 2022, the Group is no longer engaged in the Content business operations as a result of the closing of the TelevisaUnivision Transaction on that date (see Notes 3 and 28).

Through January 31, 2022 the Group produced a significant portion of programming for initial broadcast in Mexico, its primary market. Following the initial broadcast of this programming, the Group then licensed some of this programming for broadcast in secondary markets, such as Mexico, the United States, Latin America, Asia, Europe and Africa. Under IFRS, in order to properly capitalize and subsequently amortize production costs related to this programming, the Group estimated the expected future benefit period over which a given program would generate revenues (generally, over a five-year period). The Group then amortized the production costs related to a given program over the expected future benefit period. Under this policy, the Group generally expensed approximately 70% of the production costs related to a given program in its initial broadcast run and deferred and expensed the remaining production costs over the remainder of the expected future benefit period (see Note 2 (g)).

The Group estimated the expected future benefit periods based on past historical revenue patterns and usage for similar types of programming and any potential future events, such as new outlets through which the Group could exploit or distribute its programming, including its consolidated subsidiaries and equity investees. To the extent that a given future expected benefit period was shorter than the estimate, the Group might have accelerated capitalized production costs sooner than anticipated. Conversely, to the extent that a given future expected benefit period was longer than the estimate, the Group might have extended the amortization schedule for the remaining capitalized production costs.

The Group also entered into license arrangements with various third-party programming producers and providers, pursuant to which it received the rights to broadcast programming produced by third parties over its television networks in Mexico. For programming licensed from third parties, the Group estimated the expected future benefit period based upon the term of the license. In addition, the Group might have purchased programming from third parties, from time to time. In this case, the Group estimated the expected future benefit period based on the anticipated number of showings in Mexico. To the extent that a given future expected benefit period was shorter than the estimate, the Group might have accelerated the amortization of the purchase price or the license fee sooner than anticipated. Conversely, to the extent that a given future expected benefit period was longer than the estimate, the Group might have extended the amortization schedule for the remaining portion of the purchase price or the license fee.

(b)   Goodwill and Other Indefinite-lived Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are reviewed for impairment at least annually. When an impairment test is performed, the recoverable amount is assessed by reference to the greater of the net present value of the expected future cash flows (value in use) of the relevant CGU and the fair value less cost to sell.

The recoverable amount of CGUs has been determined based on the greater of value in use and fair value less costs to disposal calculations. These calculations require the use of estimates, which include management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each CGU, long-term growth rates and discount rates based on weighted average cost of capital, among others.

During 2022 and 2021, the Group recorded impairment adjustments for other indefinite-lived intangible assets (trademarks) related to its Publishing business. See Note 2 (b) and (l) for disclosure regarding concession intangible assets.

(c)   Long-lived Assets

The Group presents certain long-lived assets other than goodwill and indefinite-lived intangible assets in its consolidated statement of financial position. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell and value in use. Recoverability is analyzed based on projected cash flows. Estimates of future cash flows involve considerable judgment on the part of management. These estimates are based on historical data, future revenue growth, anticipated market conditions, management plans, and assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions are not correct, the Group would have to recognize a write-off or write-down or accelerate the amortization schedule related to the carrying amount of these assets (see Notes 2 (m), 13 and 22). The Group has not recorded any significant impairment charges during any of the years presented herein.

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

6.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2022 and 2021, consisted of:

	2022		2021
Cash and bank accounts	Ps.	2,041,883	Ps.	1,180,817
Short-term investments (1)		49,089,109		24,647,398
Total cash and cash equivalents	Ps.	51,130,992	Ps.	25,828,215

(1) Highly-liquid investments with an original maturity of three months or less at the date of acquisition.

7.	Trade Accounts and Notes Receivable, Net

Current trade accounts and notes receivable, net as of December 31, 2022 and 2021, consisted of:

	2022		2021
Non-interest bearing notes received in 2021 from customers as deposits and advances mainly in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 2 (p))	Ps.	—	Ps.	1,499,335
Trade accounts receivable		10,489,336		14,955,334
Loss allowance		(2,032,034)		(3,361,658)
	Ps.	8,457,302	Ps.	13,093,011

Non-current trade receivables as of December 31, 2022 and 2021, amounted to Ps.438,376 and Ps.385,060, respectively, and consisted of non-current trade accounts receivable in our Cable Segment.

As of December 31, 2022 and 2021, the aging analysis of the current trade accounts and notes receivable that were past due is as follows:

	2022		2021
1 to 90 days	Ps.	2,350,853	Ps.	4,367,863
91 to 180 days		1,066,211		1,459,188
More than 180 days		1,811,592		2,785,308

The carrying amounts of the Group’s trade accounts and notes receivables denominated in other than peso currencies are as follows:

	2022		2021
U.S. dollar	Ps.	338,123	Ps.	1,714,490
Other currencies		6,077		46,255
At December 31	Ps.	344,200	Ps.	1,760,745

Movements on the Group for loss allowance of trade accounts and notes receivables are as follows:

	2022		2021
At January 1	Ps.	(3,361,658)	Ps.	(4,249,133)
Provision for credit losses		(1,189,594)		(1,263,083)
Write-off of receivables		1,576,375		2,260,182
Reclassifications		(40,018)		(109,624)
Disposed operations		982,861		—
At December 31	Ps.	(2,032,034)	Ps.	(3,361,658)

The maximum exposure to credit risk of the trade accounts and notes receivable as of December 31, 2022 and 2021 is the carrying amount of each class of receivables (see Note 4).

8.	Transmission Rights and Programming

At December 31, 2022 and 2021, transmission rights and programming consisted of:

	2022		2021
Transmission rights	Ps.	1,911,126	Ps.	14,743,043
Programming		—		5,689,652
		1,911,126		20,432,695
Non-current portion of:
Transmission rights		1,022,782		9,823,088
Programming		—		3,017,938
		1,022,782		12,841,026
Current portion of transmission rights and programming	Ps.	888,344	Ps.	7,591,669

Transmission rights and programming charged to consolidated cost of revenues for the years ended December 31, 2022, 2021 and 2020, amounted to Ps.2,497,519, Ps.14,577,558 and Ps.12,691,287, respectively which included Ps.1,211,927, Ps.12,704,761 and Ps.10,988,850, corresponding of discontinued operations, for the years ended December 31, 2022, 2021 and 2020, respectively (see Note 21).

9.	Investments in Financial Instruments

At December 31, 2022 and 2021, the Group had the following investments in financial instruments:

	2022		2021
Equity instruments measured at FVOCIL:
Open-Ended Fund (1)	Ps.	773,209	Ps.	945,176
Publicly traded equity instruments (2)		2,611,053		3,517,711
Other equity instruments (3)		—		1,607,969
		3,384,262		6,070,856
Other		5,223		5,223
	Ps.	3,389,485	Ps.	6,076,079

(1)	The Group has an investment in an Open-Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets, all of which are measured at fair value, and subtracting all of the fund liabilities and dividing the result by the total number of issued shares. In March 2021, the Company redeemed a portion of its investment in Open-Ended Fund at the aggregate fair value amount of U.S.$10.0 million (Ps.258,956) and recognized cash proceeds from this redemption for such aggregate amount (see Note 2 (i)).

(2)	Their fair value of publicly traded equity instruments is determined by using quoted market prices at the measurement date. In the first half of 2021, the Company disposed of a portion of these publicly traded equity instruments and recognized cash proceeds from this disposition in the aggregate amount of Ps.1,755,415.
(3)	As of December 31, 2021, other equity instruments include unquoted equity investments, which are initially recognized at cost with any subsequent changes in fair value recognized through other comprehensive income or loss. The Group disposed of these investments on January 31, 2022, in connection with the closing of the TelevisaUnivision Transaction (see Note 3).

A roll forward of investments in financial assets at FVOCIL for the years ended December 31, 2022 and 2021 is presented as follows:

			Publicly Traded
	Open-Ended		Equity		Other Equity
	Fund (1)		Instruments		Instruments		Total
At January 1, 2022	Ps.	945,176	Ps.	3,517,711	Ps.	1,607,969	Ps.	6,070,856
Disposition of investments		—		—		(1,607,969)		(1,607,969)
Change in fair value in other comprehensive loss		(171,967)		(906,658)		—		(1,078,625)
At December 31, 2022	Ps.	773,209	Ps.	2,611,053	Ps.	—	Ps.	3,384,262

			Publicly Traded
	Open-Ended		Equity		Other Equity
	Fund (1)		Instruments		Instruments		Total
At January 1, 2021	Ps.	1,135,803	Ps.	5,397,504	Ps.	468,552	Ps.	7,001,859
Investments		—		—		1,118,178		1,118,178
Disposition of investments		(258,956)		(1,756,434)		—		(2,015,390)
Change in fair value in other comprehensive income (loss)		68,329		(123,359)		21,239		(33,791)
At December 31, 2021	Ps.	945,176	Ps.	3,517,711	Ps.	1,607,969	Ps.	6,070,856

(1)	The foreign exchange loss and gain derived from the investment in the Open-Ended Fund for the years ended December 31, 2022 and 2021, respectively, was hedged by a foreign exchange gain and loss derived from Senior Notes designated as hedging instruments for the years ended December 31, 2022 and 2021, respectively, in the amount of Ps.114,046 and Ps.99,673, respectively (see Notes 14 and 23).

The maximum exposure to credit risk of the investments in financial instruments as of December 31, 2022 and 2021 is the carrying amounts of the financial assets (see Note 4).

10.	Investments in Associates and Joint Ventures

At December 31, 2022 and 2021, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of
	December 31,
	2022	2021	2022		2021
Associates:
TelevisaUnivision and subsidiaries	44.4%	35.5%	Ps.	49,446,349	Ps.	25,721,539
Other				51,864		164,903
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. and subsidiaries (collectively “GTAC”) (1)	33.3%	33.3%		750,169		614,147
Periódico Digital Sendero, S.A.P.I. de C.V. and subsidiary (collectively, “PDS”) (2)	50.0%	50.0%		202,567		203,646
			Ps.	50,450,949	Ps.	26,704,235

(1)	GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. and a subsidiary of Megacable, S.A. de C.V. have an equal equity participation of 33.3%. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217 , with an annual interest rate of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points. Under the terms of this agreement, principal and interest were paid at dates agreed by the parties, between 2013 and 2021. During the year ended December 31, 2021, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.97,342. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.1,243,955, with an annual interest of TIIE plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these supplementary loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2023 and 2032. During the years ended December 31, 2022 and 2021, GTAC paid principal and interest to the Group in connection with these supplementary loans in the aggregate principal amount of Ps.146,386 and Ps.147,413, respectively. The net investment in GTAC as of December 31, 2022 and 2021, included amounts receivable in connection with these supplementary loans to GTAC in the aggregate amount of Ps.853,163 and Ps.755,973, respectively. These amounts receivable are in substance a part of the Group’s net investment in this investee (see Note 15).
(2)	The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. As of December 31, 2022 and 2021, the Group’s investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837.

TelevisaUnivision

The Group accounts for its investment in common stock of TelevisaUnivision (formerly known as UH II),  the parent company of Univision Communications Inc. (“Univision”), under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS Standards, over TelevisaUnivision operations. The Group has the ability to exercise significant influence over the operating and financial policies of TelevisaUnivision because (i) it owned 9,290,999 and 5,701,335 shares of Class A Common Stock shares of TelevisaUnivision as of December 31, 2022 and 2021, respectively, and 750,000 Series B Preferred shares of TelevisaUnivision as of December 31, 2022 and 2021 representing 44.4% and 35.5% of the outstanding common and preferred shares of TelevisaUnivision on an as-converted basis, (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision), respectively, and 45.1% and 40.1% of the outstanding voting common shares TelevisaUnivision, respectively; and (ii) it has designated three members of the Board of Directors of TelevisaUnivision, one of which serves as the Chairman. The Chairman does not presently have a tie-breaking vote or other similar power in connection with any decisions of the Board. The governing documents of TelevisaUnivision provide for a 13-member Board of Directors; however, the Board of Directors currently consists of 11 members, and the Group has the right to appoint two additional members. Until January 31, 2022, the Group was also a party to a Program Licensing Agreement (“PLA”), as amended, with Univision, pursuant to which Univision had the right to broadcast certain Televisa content in the United States, and to another program license agreement pursuant to which the Group had the right to broadcast certain Univision content in Mexico.

On February 25, 2020, UHI, Searchlight Capital Partners, LP (“Searchlight”), a global private investment firm, and ForgeLight LLC (“ForgeLight”), an operating and investment company focused on the media and consumer technology sectors, announced a definitive agreement in which Searchlight and ForgeLight would acquire a majority ownership interest in UHI from all stockholders of UHI other than the Group. The Group elected to retain its approximately 36% stake in UHI’s equity upon exercise of its warrants for shares of UHI common stock. Under the terms of the acquisition, Searchlight and ForgeLight would purchase the remaining 64% ownership interest from the other stockholders of UHI. In conjunction with this transaction and a related decline in the estimated fair value of the Group’s investment in warrants issued by UHI, the Company’s management recognized an impairment loss in the amount of U.S.$228.6 million (Ps.5,455,356) that decreased the carrying amount of the Group’s investment in shares of UHI in the first quarter of 2020. This impairment adjustment was accounted for in share of income or loss of associates and joint ventures in the Group’s consolidated statement of income for the year ended December 31, 2020. This transaction closed on December 29, 2020, and the Group exercised all of its remaining warrants for common shares of UHI to increase its equity stake in UHI from 10% to 35.9% on a fully diluted basis.

On April 13, 2021, the Group and UHI announced a transaction agreement in which the Group’s content and media assets would be combined with UH II, the successor company of UHI, and the Group would continue to participate in UH II, with an equity stake of approximately 45% following the closing of the transaction. On May 18, 2021, UHI concluded a reorganization through a series of transactions (the “Reorganization”) pursuant to which, among other things, UH II acquired a controlling financial interest in UHI on that date. As a result of the Reorganization of UHI: (i) the Group and other existing stockholders of UHI exchanged their shares of the capital stock of UHI for the same number and class of newly issued shares of UH II; (ii) UHI issued common stock to a new investor and then these shares were exchanged for shares in UH II; (iii) the Group held an equity interest in the capital stock of UH II of 35.5% on an as-converted basis; and (iv) UH II became a successor company of UHI. In connection with the Reorganization of UHI, and other observable indications that the value of the Group’s net investment in UH II increased significantly during 2021 (including internal and external valuations of the recoverable amount of UH II), in the second half of 2021 the Group’s management assessed whether there was any indication that the impairment loss recognized by the Group in the first quarter of 2020 in the amount of U.S.$228.6 million (Ps.5,455,356) for its net investment in shares of UHI might no longer exist or might have decreased. As a result, of this assessment, the Group’s management concluded that there had been a change in the estimates used to determine the recoverable amount of the Group’s net investment in UH II since the last impairment loss was recognized, and the carrying amount of such net investment was increased to its recoverable amount. The reversal of the impairment loss amounted to U.S.$199.1 million (Ps.4,161,704) and was recognized in share of income of associates and joint ventures in the Group’s consolidated statement of income for the year ended December 31, 2021.

On January 31, 2022, the Group increased its investment in shares of TelevisaUnivision in the aggregate fair value amount of U.S.$1,500 million (Ps.30,912,000) comprised 3,589,664 Class A Common Stock shares of TelevisaUnivsion, in the amount of U.S.$750 million (Ps.15,456,000), and 750,000 Series B Cumulative Convertible Preferred Stock shares (“Series B Preferred Shares”) of TelevisaUnivision, with a annual preferred dividend of 5.5% payable on a quarterly basis, in the amount of U.S.$750 million (Ps. 15,456,000). The Series B Preferred Shares are entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of TelevisaUnivision. The investment in Series B Preferred Shares of TelevisaUnivision has been classified by the Group as investments in associates and joint ventures because this investment has in substance potential voting rights and gives access to the returns associated with an ownership in TelevisaUnivision. For the year ended December 31, 2022, the Group received from TelevisaUnivision a preferred dividend in cash in the aggregate amount of U.S.$37.8 million (Ps.752,556), which was accounted for in share of income of associates in the Group’s consolidated statement of income for the year ended December 31, 2022. In connection with the TelevisaUnivision Transaction, and other observable indications that the value of the Group’s net investment in TelevisaUnivision increased significantly during 2022 (including internal valuations of the recoverable amount of TelevisaUnivision), in the second quarter of 2022, the Group’s management assessed whether there was any indication that the remaining impairment loss recognized by the Group in the first quarter of 2020 for its net investment in shares of TelevisaUnivision might no longer exist or might have decreased. As a result of this assessment, the Group’s management concluded that there had been a change in the estimates used to determine the recoverable amount of the Group’s net investment in TelevisaUnivision since the last impairment loss was recognized, and the carrying amount of such net investment was increased to an amount lower than its recoverable amount. The reversal of the impairment loss amounted to U.S.$29.5 million (Ps.593,838) and was recognized in share of income of associates and joint ventures in the Group’s consolidated statement of income for the year ended December 31, 2022. The Group recognized a share in loss of TelevisaUnivision for the year ended December 31, 2022, primarily in connection with a goodwill impairment loss recognized by TelevisaUnivision in the fourth quarter of 2022 (see Notes 1, 2 (a), 3, 9, 15, 20, 23 and 28).

A roll forward of investments in associates and joint ventures for the years ended December 31, 2022 and 2021, is presented as follows:

	2022		2021
At January 1	Ps.	26,704,235	Ps.	22,813,531
Reversal of impairment loss		593,838		4,161,704
Share of loss of associates and joint ventures, net		(8,724,643)		(490,674)
Share of other comprehensive income of associates		4,245,546		245,714
Long-term loans granted to GTAC, net		166,223		131,604
Foreign currency translation adjustments		(3,261,758)		505,183
GTAC payments of principal and interest		(146,386)		(244,755)
Disposition of OCEN		—		(503,872)
Dividends from PDS		(10,000)		(10,000)
Investment in Flyacross (other associate)		—		43,855
Consideration in common and preferred stock of TelevisaUnivision (see Notes 3 and 28)		30,912,000		—
Other		(28,106)		51,945
At December 31	Ps.	50,450,949	Ps.	26,704,235

IFRS summarized financial information of TelevisaUnivision (formerly known as UH II, the successor company of UHI) as of December 31, 2022 and 2021, and for the years then ended, and UHI for the year ended December 31, 2020, is set forth below.

IFRS summarized financial information of TelevisaUnivision (formerly known as UH II) as of December 31, 2022 and 2021, respectively (amounts in thousands of U.S. dollars):

	2022		2021
Current assets (include cash and cash equivalents for U.S.$538,600 and U.S.$647,000, respectively)	U.S.$	2,444,700	U.S.$	2,579,100
Non-current assets		15,764,400		11,729,470
Total assets		18,209,100		14,308,570
Current liabilities (include financial liabilities for U.S.$60,100 and U.S.$54,000, respectively)		1,405,000		691,600
Non-current liabilities (include financial liabilities for U.S.$628,100 and U.S.$631,437, respectively)		13,600,800		10,619,970
Total liabilities		15,005,800		11,311,570
Total net assets	U.S.$	3,203,300	U.S.$	2,997,000

The table below reconciles the summarized financial information of TelevisaUnivision (formerly known as UH II) to the carrying amount of the Group’s interest TelevisaUnivision as of December 31, 2022 and 2021, respectively (amounts in thousands of U.S. dollars):

	2022		2021
Ownership as of December 31		44.4%		35.5%
Group’s share of net assets	U.S.$	1,423,488	U.S.$	1,065,225
Group’s share of net assets	Ps.	27,723,859	Ps.	21,840,404
Goodwill, purchase price allocation and other adjustments		21,722,490		3,881,135
Carrying amount of the Group’s interest in TelevisaUnivision	Ps.	49,446,349	Ps.	25,721,539

IFRS summarized financial information of TelevisaUnivision (formerly known as UH II, the successor company of UHI) for the years ended December 31, 2022, 2021 and 2020 (amounts in thousands of U.S. dollars):

	2022		2021		2020
Revenue	U.S.$	4,609,600	U.S.$	2,841,000	U.S.$	2,541,900
Depreciation and amortization		524,300		251,500		152,800
Interest income		11,400		400		1,100
Interest expense		610,300		420,387		427,500
(Expense) income from continuing operations		(1,203,200)		550,128		45,537
Income tax (expense) benefit		(232,400)		36,872		(9,137)
Net (loss) income		(1,435,600)		587,000		36,400
Other comprehensive income (loss)		471,113		32,000		(23,700)
Total comprehensive (loss) income		(964,487)		619,000		12,700
Preferred dividends received from TelevisaUnivision		37,812		—		—

The table below reconciles the summarized financial information of TelevisaUnivision (formerly known as UH II, the successor company of UHI) to the carrying amount of the Group’s interest in TelevisaUnivision for the years ended December 31, 2022, 2021 and 2020 (amounts in thousands of U.S. dollars):

	2022		2021		2020
Net (loss) income	U.S.$	(637,955)	U.S.$	208,638	U.S.$	3,635
Other comprehensive income (loss)		209,354		11,374		(2,367)

Net (loss) income	Ps.	(12,555,817)	Ps.	4,232,441	Ps.	78,133
Other comprehensive income (loss)		4,245,660		232,773		(50,872)
Purchase price allocation and other adjustments:
Net income (loss) adjustments		3,790,887		(4,834,744)		(79,163)
Other comprehensive loss adjustments		—		—		(6,657)
Group’s interest in UHI:
Net loss		(8,764,930)		(602,303)		(1,030)
Other comprehensive income (loss)		4,245,660		232,773		(57,529)
Reversal of impairment (impairment loss)		593,838		4,161,704		(5,455,356)

Combined condensed balance sheet information related to the Group’s share in associates other than TelevisaUnivision (formerly known as UH II) as of December 31, 2022 and 2021, including adjustments made by the Group when using the equity method, such as fair value adjustments made at the time of acquisition, is set forth below:

	2022		2021
Current assets	Ps.	17,896	Ps.	196,110
Non-current assets		39,213		118,207
Total assets		57,109		314,317
Current liabilities		26,952		154,957
Non-current liabilities		1,295		23,459
Total liabilities		28,247		178,416
Net assets	Ps.	28,862	Ps.	135,901
Goodwill, purchase price allocation and other adjustments		23,002		29,002
Carrying amount of the Group’s interest in associates	Ps.	51,864	Ps.	164,903

Combined condensed balance sheet information related to the Group’s share in joint ventures as of December 31, 2022 and 2021, including adjustments made by the Group when using the equity method, such as fair value adjustments made at the time of acquisition, is set forth below:

	2022		2021
Current assets	Ps.	181,740	Ps.	159,619
Non-current assets		796,426		651,674
Total assets		978,166		811,293
Current liabilities		101,167		75,110
Non-current liabilities		891,263		788,200
Total liabilities		992,430		863,310
Net liabilities	Ps.	(14,264)	Ps.	(52,017)
Goodwill, purchase price allocation and other adjustments		113,837		113,837
Long-term loans granted to GTAC, net		853,163		755,973
Carrying amount of the Group’s interest in joint ventures	Ps.	952,736	Ps.	817,793

The Group recognized its share of comprehensive income (loss) of associates and joint ventures other than TelevisaUnivision (formerly known as UH II, the successor company of UHI) for the years ended December 31, 2022, 2021 and 2020, as follows:

	2022		2021		2020
Share of income (loss) of associates and joint ventures, net	Ps.	40,287	Ps.	111,629	Ps.	(283,282)
Share of other comprehensive (loss) income of associates and joint ventures:
Foreign currency translation adjustments, net		—		58		1,757
Other items of comprehensive (loss) income, net		(114)		12,883		(5,261)
		(114)		12,941		(3,504)
Share of comprehensive income (loss) of associates and joint ventures	Ps.	40,173	Ps.	124,570	Ps.	(286,786)

11.	Property, Plant and Equipment, Net, and Investment Property, Net

Property, Plant and Equipment, Net

Changes in the carrying amounts of property, plant and equipment for the years ended December 31, 2022 and 2021, are as follows:

															Construction
	Buildings		Technical		Satellite		Furniture		Transportation		Computer		Leasehold		and Projects
	and Land		Equipment		Transponders		and Fixtures		Equipment		Equipment		Improvements		in Progress (1)		Total
Cost:
January 1, 2021	Ps.	14,886,912	Ps.	157,262,188	Ps.	6,026,094	Ps.	1,263,800	Ps.	3,122,232	Ps.	9,198,382	Ps.	3,605,636	Ps.	12,873,670	Ps.	208,238,914
Additions		2,290		14,334,876		—		68,201		395,005		339,967		17,508		8,110,000		23,267,847
Dismantling cost		—		69,350		—		—		—		—		—		—		69,350
Retirements and reclassifications to other accounts		(93,883)		(2,423,831)		—		(62,210)		(280,189)		(618,714)		(19,860)		(1,055,858)		(4,554,545)
Transfers from intangibles assets, net		—		—		—		—		—		—		—		(547,940)		(547,940)
Transfers and reclassifications		412,054		3,513,272		—		28,976		170,788		594,158		125,175		(4,844,423)		—
Effect of translation		(4,773)		39,351		—		36		71		306		37		97		35,125
December 31, 2021		15,202,600		172,795,206		6,026,094		1,298,803		3,407,907		9,514,099		3,728,496		14,535,546		226,508,751
Additions		3,329		13,978,378		—		35,064		118,028		201,745		23,279		2,955,564		17,315,387
Dismantling cost		—		195,304		—		—		—		—		—		—		195,304
Retirements and reclassifications to other accounts		(91,077)		(6,171,083)		—		(148,546)		(523,397)		(558,400)		(331,212)		974,880		(6,848,835)
Transfers from intangibles assets, net		—		—		—		—		—		—		—		(502,017)		(502,017)
Transfers investment property		(3,867,138)		—		—		—		—		—		—		—		(3,867,138)
Transfers and reclassifications		226,903		5,900,361		—		29,147		24,357		84,970		128,544		(6,394,282)		—
Effect of translation		(15,030)		(148,110)		—		(41)		(148)		(655)		(47)		1,086		(162,945)
December 31, 2022	Ps.	11,459,587	Ps.	186,550,056	Ps.	6,026,094	Ps.	1,214,427	Ps.	3,026,747	Ps.	9,241,759	Ps.	3,549,060	Ps.	11,570,777	Ps.	232,638,507

Accumulated depreciation:
January 1, 2021	Ps.	(5,307,759)	Ps.	(103,248,870)	Ps.	(3,971,069)	Ps.	(718,471)	Ps.	(2,031,266)	Ps.	(7,106,312)	Ps.	(2,573,540)	Ps.	—	Ps.	(124,957,287)
Depreciation of the year		(304,842)		(15,641,059)		(282,414)		(117,255)		(262,008)		(848,426)		(274,546)		—		(17,730,550)
Retirements		70,754		3,326,801		—		58,751		127,440		557,776		(133)		—		4,141,389
Effect of translation		(1,362)		(38,575)		—		(28)		(69)		(110)		(33)		—		(40,177)
December 31, 2021		(5,543,209)		(115,601,703)		(4,253,483)		(777,003)		(2,165,903)		(7,397,072)		(2,848,252)		—		(138,586,625)
Depreciation of the year		(211,805)		(16,063,925)		(282,414)		(93,462)		(210,362)		(495,891)		(221,854)		—		(17,579,713)
Retirements		252,367		3,520,999		—		70,413		406,901		215,279		182,517		—		4,648,476
Transfers investment property		993,973		—		—		—		—		—		—		—		993,973
Effect of translation		2,248		118,584		—		36		82		784		47		—		121,781
December 31, 2022	Ps.	(4,506,426)	Ps.	(128,026,045)	Ps.	(4,535,897)	Ps.	(800,016)	Ps.	(1,969,282)	Ps.	(7,676,900)	Ps.	(2,887,542)	Ps.	—	Ps.	(150,402,108)

Carrying amount:
January 1, 2021	Ps.	9,579,153	Ps.	54,013,318	Ps.	2,055,025	Ps.	545,329	Ps.	1,090,966	Ps.	2,092,070	Ps.	1,032,096	Ps.	12,873,670	Ps.	83,281,627
December 31, 2021	Ps.	9,659,391	Ps.	57,193,503	Ps.	1,772,611	Ps.	521,800	Ps.	1,242,004	Ps.	2,117,027	Ps.	880,244	Ps.	14,535,546	Ps.	87,922,126
December 31, 2022	Ps.	6,953,161	Ps.	58,524,011	Ps.	1,490,197	Ps.	414,411	Ps.	1,057,465	Ps.	1,564,859	Ps.	661,518	Ps.	11,570,777	Ps.	82,236,399

(1)	Retirements and reclassifications to other accounts include: (i) set-up box refurbishment projects that are subsequently reclassified to inventory in order to be assigned or sold to a customer; and (ii) projects in progress related to certain costs that are reclassified to programming when a specific program benefits from those costs.

Depreciation charges are presented in Note 21. Depreciation charged to income for the year ended December 31, 2022 and 2021, was Ps.17,579,713 and Ps.17,730,550, respectively, which included Ps.73,473 and Ps.884,103, corresponding to the depreciation of discontinued operations, respectively.

Property, plant and equipment include the following carrying amounts of technical equipment leased to subscribers in the Cable and Sky segments as of December 31, 2022 and 2021:

	2022		2021
Subscriber leased set-top equipment	Ps.	54,493,281	Ps.	47,813,940
Accumulated depreciation		(34,231,392)		(30,316,415)
	Ps.	20,261,889	Ps.	17,497,525

Property, plant and equipment include the following carrying amounts of dismantling costs (technical equipment) related to incurred obligations in the Cable segment as of December 31, 2022 and 2021:

	2022		2021
Dismantling costs	Ps.	1,133,071	Ps.	937,767
Accumulated depreciation		(522,651)		(433,426)
	Ps.	610,420	Ps.	504,341

Investment Property, Net

Beginning in the first quarter of 2022, in connection with the TelevisaUnivision Transaction, the Group leases some buildings and land to TelevisaUnivision under operating lease agreements. These operating lease agreements contain initial non-cancellable periods between 7 and 19 years. Subsequent renewals are negotiated with the lessee and average renewal periods are of five years. The leased buildings and land are in Mexico City and include the Group’s San Angel and Chapultepec facilities and part of the Company’s headquarters. These properties are classified as investment properties in accordance with IFRS Standards given that such properties are held by the Group primarily to earn rentals rather than for use in the production or supply of goods or services or for administrative purposes, or sale in the ordinary course of business (see Note 3).

Changes in the carrying amount of investment property for the year ended December 31, 2022, are as follows:

	Buildings and Land
Cost:
Reclassification from property, plant and equipment in the first quarter of 2022	Ps.	3,867,138
December 31, 2022	Ps.	3,867,138
Accumulated depreciation:
Reclassification from property, plant and equipment in the first quarter of 2022		(910,264)
Depreciation of the period		(83,709)
December 31, 2022	Ps.	(993,973)
Carrying amount:
December 31, 2022	Ps.	2,873,165

Depreciation charges are presented in Note 21.

As of December 31, 2022, the fair value of the Group’s investment property amounted to Ps.8,837,686, as measured by an independent appraiser who holds a recognized and relevant professional qualification and experience in the investment property being valued.

Net lease income from investment property, net of direct operating expenses amounted to Ps.311,343,for the year ended December 31, 2022, and was accounted for as a reduction of the Group’s corporate expense included in administrative expenses (see Note 21).

A maturity analysis of undiscounted lease payments to be received by the Group as of December 31, 2022 for buildings and land subject to operating leases is presented as follows (Thousands of U.S. dollars):

	Undiscounted
Year	Lease Payments
2023	U.S.$	22,037
2024		22,037
2025		22,037
2026		22,037
2027		22,037
Thereafter		310,981

12.	Right-of-use Assets, Net

Changes in the carrying amounts of right-of-use assets for the years ended December 31, 2022 and 2021, are as follows:

			Satellite		Technical		Computer
	Buildings		Transponders		Equipment		Equipment		Others		Total
Cost:
January 1, 2021	Ps.	5,464,584	Ps.	4,275,619	Ps.	1,883,982	Ps.	—	Ps.	231,138	Ps.	11,855,323
Additions		1,166,607		—		115,591		437,361		154,159		1,873,718
Retirements		(342,237)		—		—		—		(63,837)		(406,074)
Effect of translation		270		—		—		—		—		270
December 31, 2021	Ps.	6,289,224	Ps.	4,275,619	Ps.	1,999,573	Ps.	437,361	Ps.	321,460	Ps.	13,323,237
Additions		797,811		—		99,209		56,332		71,759		1,025,111
Retirements		(1,147,014)		—		—		(375,045)		137,786		(1,384,273)
Effect of translation		(561)		—		—		—		—		(561)
December 31, 2022	Ps.	5,939,460	Ps.	4,275,619	Ps.	2,098,782	Ps.	118,648	Ps.	531,005	Ps.	12,963,514

Accumulated depreciation:
January 1, 2021	Ps.	(1,176,679)	Ps.	(2,351,590)	Ps.	(988,266)	Ps.	—	Ps.	(126,623)	Ps.	(4,643,158)
Depreciation of the year		(611,120)		(285,042)		(132,862)		(83,342)		(35,682)		(1,148,048)
Retirements		72,065		—		352		—		223		72,640
Effect of translation		(104)		—		—		—		—		(104)
December 31, 2021	Ps.	(1,715,838)	Ps.	(2,636,632)	Ps.	(1,120,776)	Ps.	(83,342)	Ps.	(162,082)	Ps.	(5,718,670)
Depreciation of the year		(610,652)		(285,041)		(135,527)		(35,986)		(89,808)		(1,157,014)
Retirements		513,267		—		335		82,289		(13,787)		582,104
Effect of translation		364		—		—		—		—		364
December 31, 2022	Ps.	(1,812,859)	Ps.	(2,921,673)	Ps.	(1,255,968)	Ps.	(37,039)	Ps.	(265,677)	Ps.	(6,293,216)

Carrying amount:
January 1, 2021	Ps.	4,287,905	Ps.	1,924,029	Ps.	895,716	Ps.	—	Ps.	104,515	Ps.	7,212,165
December 31, 2021	Ps.	4,573,386	Ps.	1,638,987	Ps.	878,797	Ps.	354,019	Ps.	159,378	Ps.	7,604,567
December 31, 2022	Ps.	4,126,601	Ps.	1,353,946	Ps.	842,814	Ps.	81,609	Ps.	265,328	Ps.	6,670,298

Depreciation charges are presented in Note 21. Depreciation charged to income for the years ended December 31, 2022 and 2021, was Ps.1,157,014 and Ps.1,148,048, respectively, which included Ps.16,978 and Ps.84,310, corresponding to the depreciation of discontinued operations, respectively.

13.	Intangible Assets and Goodwill, Net

As of December 31, 2022 and 2021, intangible assets and goodwill are summarized as follows:

	2022						2021
			Accumulated						Accumulated
	Cost		Amortization		Carrying Amount		Cost		Amortization		Carrying Amount
Intangible assets and goodwill with indefinite useful lives:
Trademarks	Ps.	32,828	Ps.	—	Ps.	32,828	Ps.	35,242	Ps.	—	Ps.	35,242
Concessions		15,166,067		—		15,166,067		15,166,067		—		15,166,067
Goodwill		13,904,998		—		13,904,998		14,036,657		—		14,036,657
		29,103,893		—		29,103,893		29,237,966		—		29,237,966
Intangible assets with finite useful lives:
Trademarks		2,227,096		(2,115,570)		111,526		2,227,096		(2,043,442)		183,654
Concessions		—		—		—		553,505		(553,505)		—
Licenses and software		15,111,644		(10,952,399)		4,159,245		14,831,874		(9,672,946)		5,158,928
Subscriber lists		8,791,701		(7,874,480)		917,221		8,806,951		(7,574,668)		1,232,283
Payments for renewal of concessions		5,824,365		(287,668)		5,536,697		5,825,559		—		5,825,559
Other intangible assets		6,252,593		(4,957,588)		1,295,005		5,446,636		(4,829,145)		617,491
		38,207,399		(26,187,705)		12,019,694		37,691,621		(24,673,706)		13,017,915
	Ps.	67,311,292	Ps.	(26,187,705)	Ps.	41,123,587	Ps.	66,929,587	Ps.	(24,673,706)	Ps.	42,255,881

Changes in intangible assets and goodwill with indefinite useful lives in 2022 and 2021, were as follows:

	2022
	Trademarks		Concessions		Goodwill		Total
Cost:
Balance at beginning of period	Ps.	35,242	Ps.	15,166,067	Ps.	14,036,657	Ps.	29,237,966
Retirements		(2,429)		—		(131,659)		(134,088)
Effect of translation		15		—		—		15
Balance at end of period	Ps.	32,828	Ps.	15,166,067	Ps.	13,904,998	Ps.	29,103,893

	2021
	Trademarks		Concessions		Goodwill		Total
Cost:
Balance at beginning of period	Ps.	35,242	Ps.	15,166,067	Ps.	14,113,626	Ps.	29,314,935
Impairment adjustments		—		—		(76,969)		(76,969)
Balance at end of period	Ps.	35,242	Ps.	15,166,067	Ps.	14,036,657	Ps.	29,237,966

Changes in intangible assets with finite useful lives in 2022 and 2021, were as follows:

	2022
					Licenses				Payments for		Other
					and		Subscriber		Renewal of		Intangible
	Trademarks		Concessions		Software		Lists		Concessions		Assets		Total
Cost:
Balance at beginning of period	Ps.	2,227,096	Ps.	553,505	Ps.	14,831,874	Ps.	8,806,951	Ps.	5,825,559	Ps.	5,446,636	Ps.	37,691,621
Additions		—		—		965,046		—		—		842,137		1,807,183
Transfers from property, plant and equipment		—		—		502,017		—		—		—		502,017
Retirements and impairment adjustments		—		(553,505)		(1,206,643)		(10,386)		(1,194)		(118)		(1,771,846)
Transfers and reclassifications		—		—		35,921		—		—		(35,921)		—
Effect of translation		—		—		(16,571)		(4,864)		—		(141)		(21,576)
Balance at end of period		2,227,096		—		15,111,644		8,791,701		5,824,365		6,252,593		38,207,399
Accumulated amortization:
Balance at beginning of period		(2,043,442)		(553,505)		(9,672,946)		(7,574,668)		—		(4,829,145)		(24,673,706)
Amortization of the year		(72,128)		—		(1,640,543)		(315,062)		(287,668)		(103,469)		(2,418,870)
Other amortization of the year (1)		—		—		—		—		—		(353,232)		(353,232)
Retirements and impairment adjustments		—		553,505		610,038		10,386		—		63,074		1,237,003
Transfers and reclassifications		—		—		(264,968)		—		—		264,968		—
Effect of translation		—		—		16,020		4,864		—		216		21,100
Balance at end of period		(2,115,570)		—		(10,952,399)		(7,874,480)		(287,668)		(4,957,588)		(26,187,705)
	Ps.	111,526	Ps.	—	Ps.	4,159,245	Ps.	917,221	Ps.	5,536,697	Ps.	1,295,005	Ps.	12,019,694

	2021
					Licenses				Payments for		Other
					and		Subscriber		Renewal of		Intangible
	Trademarks		Concessions		Software		Lists		Concessions		Assets		Total
Cost:
Balance at beginning of period	Ps.	2,227,096	Ps.	553,505	Ps.	13,139,480	Ps.	8,804,334	Ps.	5,825,559	Ps.	5,169,795	Ps.	35,719,769
Additions		—		—		1,599,671		—		—		299,793		1,899,464
Transfers from property, plant and equipment		—		—		609,974		—		—		(62,034)		547,940
Retirements and impairment adjustments		—		—		(643,888)		—		—		—		(643,888)
Transfers and reclassifications		—		—		117,716		—		—		39,278		156,994
Effect of translation		—		—		8,921		2,617		—		(196)		11,342
Balance at end of period		2,227,096		553,505		14,831,874		8,806,951		5,825,559		5,446,636		37,691,621
Accumulated amortization:
Balance at beginning of period		(1,971,314)		(442,804)		(8,446,906)		(7,258,070)		—		(4,191,392)		(22,310,486)
Amortization of the year		(72,128)		(110,701)		(1,741,517)		(313,981)		—		(301,444)		(2,539,771)
Other amortization of the year (1)		—		—		—		—		—		(329,144)		(329,144)
Retirements and impairment adjustments		—		—		516,045		—		—		—		516,045
Effect of translation		—		—		(568)		(2,617)		—		(7,165)		(10,350)
Balance at end of period		(2,043,442)		(553,505)		(9,672,946)		(7,574,668)		—		(4,829,145)		(24,673,706)
	Ps.	183,654	Ps.	—	Ps.	5,158,928	Ps.	1,232,283	Ps.	5,825,559	Ps.	617,491	Ps.	13,017,915

(1)	Other amortization of the year relates primarily to amortization of soccer player rights, which is included in consolidated cost of revenues.

Amortization charges are presented in Note 21. Amortization charged to income for the years ended December 31, 2022 and 2021, was Ps.2,418,870 and Ps.2,539,771, respectively, which included Ps.31,423 and Ps.396,654, corresponding to the amortization of discontinued operations, respectively. Additional amortization charged to income for the years ended December 31, 2022 and 2021, was Ps.353,232 and Ps.329,144, respectively, primarily in connection with amortization of soccer player rights.

The changes in the net carrying amount of goodwill, indefinite-lived trademarks and concessions for the year ended December 31, 2022 and 2021, were as follows:

							Foreign
	Balance as of						Currency						Balance as of
	January 1,						Translation		Impairment				December 31,
	2022		Acquisitions		Retirements		Adjustments		Adjustments		Transfers		2022
Goodwill:
Cable	Ps.	13,794,684	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	13,794,684
Other Businesses (1)		241,973		—		(131,659)		—		—		—		110,314
	Ps.	14,036,657	Ps.	—	Ps.	(131,659)	Ps.	—	Ps.	—	Ps.	—	Ps.	13,904,998

Indefinite-lived trademarks (see Note 3):
Cable	Ps.	32,813	Ps.	—	Ps.	—	Ps.	15	Ps.	—	Ps.	—	Ps.	32,828
Other Businesses		2,429		—		(2,429)		—		—		—		—
	Ps.	35,242	Ps.	—	Ps.	(2,429)	Ps.	15	Ps.	—	Ps.	—	Ps.	32,828

Indefinite-lived concessions (see Note 3):
Cable	Ps.	15,070,025	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,070,025
Sky		96,042		—		—		—		—		—		96,042
	Ps.	15,166,067	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,166,067

(1)Through January 31, 2022, this goodwill was part of the Group’s former Content business.

							Foreign
	Balance as of						Currency						Balance as of
	January 1,						Translation		Impairment				December 31,
	2021		Acquisitions		Retirements		Adjustments		Adjustments		Transfers		2021
Goodwill:
Cable	Ps.	13,794,684	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	13,794,684
Content		241,973		—		—		—		—		—		241,973
Other Businesses		76,969		—		—		—		(76,969)		—		—
	Ps.	14,113,626	Ps.	—	Ps.	—	Ps.	—	Ps.	(76,969)	Ps.	—	Ps.	14,036,657

Indefinite-lived trademarks (see Note 3):
Cable	Ps.	32,813	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	32,813
Other Businesses		2,429		—		—		—		—		—		2,429
	Ps.	35,242	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	35,242

Indefinite-lived concessions (see Note 3):
Cable	Ps.	15,070,025	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,070,025
Sky		96,042		—		—		—		—		—		96,042
	Ps.	15,166,067	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,166,067

During the second half of 2020, the Group monitored the market associated with its Publishing business, which is classified into the Other Businesses segment, which experienced a general slow-down in Latin America. Accordingly, the Group reduced its cash flow expectations for some of its foreign operations. As a result, the Group compared the fair value of the intangible assets in the reporting units with the related carrying amounts and recorded an aggregate impairment charge in connection with trademarks of Ps.40,803, in other expense, net, in the consolidated statement of income for the year ended December 31, 2020 (see Note 22).

The key assumptions used for either fair value or value in use calculations of goodwill and intangible assets in 2022, were as follows (see Note 15):

	Cable
	Minimum	Maximum
Value in use calculations:
Long-term growth rate	4.90%	4.90%
Discount rate	11.50%	12.30%
Pre-tax discount rate	13.20%	15.30%
Fair value calculations:
Multiple of sales	2.0	2.9
Multiple of EBITDA (as defined)	5.5	7.1

The key assumptions used for either fair value or value in use calculations of goodwill and intangible assets in 2021, were as follows (see Note 15):

	Cable
	Minimum	Maximum
Value in use calculations:
Long-term growth rate	4.00%	4.00%
Discount rate	10.00%	10.60%
Pre-tax discount rate	13.66%	16.50%
Fair value calculations:
Multiple of sales	2.2	3.3
Multiple of EBITDA (as defined)	6.8	7.9

Management has identified that a reasonable possible change in the key assumptions identified above could cause the carrying amount to exceed in 2022 the recoverable amount of one of the five CGUs with indefinite-life intangible assets tested for impairment. The change required for the carrying amount to equal the recoverable amount is a 1.2% increase in the discount rate (equivalent to a 120 basis point change) or a 1.6% decrease in the long term growth rate (equivalent to a 160 basis point change).

As described in Note 2 (l), in 2015, the Company’s management estimated the remaining useful life of four years for acquired trademarks in specific locations of Mexico, in connection with the migration to an internally developed trademark in the Group’s Cable segment.

In the fourth quarter of 2017, the Company’s management reviewed the useful life of certain Group’s television concessions accounted for as intangible assets in conjunction with the payment made in 2018 for renewal of concessions expiring in 2021, which amount was determined by the IFT before the renewal date (see Note 2 (b)). Based on such review, the Group classified these concessions as intangible assets with a finite useful life and began to amortize the related net carrying amount of Ps.553,505 in a period ended December 31, 2021. Amortization of  these concessions with a finite useful life amounted to Ps.110,701 for each of the years ended December 31, 2021 and 2020.

14.	Debt and Lease Liabilities

Debt and lease liabilities outstanding as of December 31, 2022 and 2021, were as follows:

	2022									2021

	Effective	Interest				Finance		Principal, Net		Principal, Net
	Interest Rate	Payable		Principal		Costs		of Finance Costs		of Finance Costs
U.S. dollar Senior Notes:
6.625% Senior Notes due 2025 (1)	7.60%	Ps.	85,939	Ps.	5,188,796	Ps.	(46,107)	Ps.	5,142,689	Ps.	12,177,355
4.625% Senior Notes due 2026 (1)	5.03%		135,115		5,842,800		(14,489)		5,828,311		6,131,473
8.5% Senior Notes due 2032 (1)	9.00%		151,751		5,842,800		(16,337)		5,826,463		6,132,826
6.625% Senior Notes due 2040 (1)	7.05%		352,678		11,685,600		(107,746)		11,577,854		12,187,745
5% Senior Notes due 2045 (1)	5.39%		125,097		17,321,136		(323,875)		16,997,261		20,107,046
6.125% Senior Notes due 2046 (1)	6.47%		536,807		17,528,400		(109,710)		17,418,690		18,338,293
5.250% Senior Notes due 2049 (1)	5.59%		71,798		13,675,853		(273,503)		13,402,350		15,093,468
Total U.S. dollar debt			1,459,185		77,085,385		(891,767)		76,193,618		90,168,206

Mexican peso debt:
8.79% Notes due 2027 (2)	8.84%		97,789		4,500,000		(11,403)		4,488,597		4,486,238
8.49% Senior Notes due 2037 (1)	8.94%		48,818		4,500,000		(10,453)		4,489,547		4,488,822
7.25% Senior Notes due 2043 (1)	7.92%		52,361		6,500,000		(48,355)		6,451,645		6,449,277
Bank loans (3)	11.57%		77,003		10,000,000		(32,757)		9,967,243		15,939,483
Bank loans (Sky) (4)	10.17%		25,913		3,650,000		—		3,650,000		3,650,000
Bank loans (TVI) (5)			—		—		—		—		610,116
Total Mexican peso debt			301,884		29,150,000		(102,968)		29,047,032		35,623,936
Total debt (6)			1,761,069		106,235,385		(994,735)		105,240,650		125,792,142
Less: Current portion of long-term debt			1,761,069		1,000,000		—		1,000,000		4,106,432
Long-term debt, net of current portion		Ps.	—	Ps.	105,235,385	Ps.	(994,735)	Ps.	104,240,650	Ps.	121,685,710

									2022		2021
Lease liabilities:
Satellite transponder lease agreement (7)								Ps.	2,807,184	Ps.	3,457,524
Other lease agreement (8)									608,250		689,483
Lease liabilities (9)									4,953,638		5,533,552
Total lease liabilities									8,369,072		9,680,559
Less: Current portion									1,373,233		1,478,382
Lease liabilities, net of current portion								Ps.	6,995,839	Ps.	8,202,177

(1)	The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$3,958 million as of December 31, 2022 and Ps.11,000,000 as of December 31, 2022 and 2021, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046 and 2049, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The terms of these Senior Notes contain covenants that limit the ability of the Company and certain restricted subsidiaries, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 and 2049, are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”). In March 2022, the Company completed a partial redemption of U.S.$200 million aggregate principal amount of its 6.625% Senior Notes due 2025, in the aggregate amount of U.S.$221.3 million, including U.S.$220.9 million of the applicable redemption price and U.S.$0.4 million of accrued and unpaid interest on the redemption date. In August 2022, the Company concluded a tender offer to purchase in cash a principal amount of U.S.$133.6 million of its 6.625% Senior Notes due 2025, U.S.$110.6 million of its 5.000% Senior Notes due 2045, and U.S.$47.8 million of its 5.250% Senior Notes due 2049, for an aggregate principal amount of U.S.$292.0 million. The aggregate tender consideration paid amounted to U.S.$294.8 million plus U.S.$5.5 million of accrued and unpaid interest on the settlement date (see Note 23).
(2)	In 2017, the Company issued Notes (“Certificados Bursátiles”) due 2027, through the BMV in the aggregate principal amount of Ps.4,500,000, with interest payable semi-annually at an annual rate of 8.79%. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The terms of the Notes due 2027 contain covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions.
(3)	In 2017, the Company entered into long-term credit agreements with three Mexican banks, in the aggregate principal amount of Ps.6,000,000, with interest payable on a monthly basis at a rate of 28-day TIIE plus a range between 125 and 130 basis points, and principal maturities in 2022 and 2023. In February and March 2022, the Company prepaid these outstanding long-term loans in the aggregate principal amount of Ps.6,000,000 and paid related accrued interest in the aggregate amount of Ps.37,057. In July 2019, the Company entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000,000. The funds from this loan were used for general corporate purposes, including the refinancing of the Company’s indebtedness. This loan bears interest payable on a monthly basis at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio. The credit agreement of this loan requires the maintenance of financial ratios related to indebtedness and interest expense.

(4)	In March 2016, Sky entered into long-term credit agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities between 2021 and 2023, and interest payable on a monthly basis with an annual interest rate in the range of 7.0% and 7.13%. In July 2020, Sky prepaid a portion of these loans in the aggregate cash amount of Ps.2,818,091, which included a principal amount prepayment of Ps.2,750,000, and related accrued interest and transaction costs in the amount of Ps.68,091. In December 2021, Sky prepaid a portion of these loans in the aggregate cash amount of Ps.1,750,365, which included a principal amount prepayment of Ps.1,750,000, and related accrued interest in the amount of Ps.365. In December 2021, Sky entered into long-term credit agreement with a Mexican Bank in the aggregate principal amount of Ps.2,650,000, with interest payable on a monthly basis and maturity in December 2026, which included a Ps.1,325,000 loan with an annual interest rate of 8.215% and a Ps.1,325,000 loan with an annual interest rate of 28-day TIIE plus 90 basis points. The funds from these loans were used for general corporate purposes, including the prepayment of Sky´s indebtedness. Under the terms of this credit agreement, Sky is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with a restrictive covenant on spin-offs, mergers and similar transactions (see Note 30).
(5)	As of December 31, 2021, included an outstanding balance in the aggregate principal amount of Ps.610,404, in connection with credit agreements entered into by TVI with Mexican banks, with maturities between 2020 and 2022, bearing interest payable on a monthly basis at an annual rate of TIIE plus a range between 100 and 125 basis points. In the second quarter of 2022, TVI repaid all of its outstanding indebtedness at maturity including a principal amount of Ps.549,781 and related accrued interest in the amount of Ps.3,569.
(6)	Principal amount of total debt as of December 31, 2021, is presented net of unamortized finance costs in the aggregate amount of Ps.1,207,057.
(7)	In March 2010, Sky entered into a lease agreement with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) by which Sky is obligated to pay at an annual interest rate of 7.30%, a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years; or (b) the date IS-21 is taken out of service (see Note 12).
(8)	Lease agreement entered into by a subsidiary of the Company and GTAC for the right to use certain capacity of a telecommunications network through 2030 (see Note 20).
(9)	Lease liabilities recognized beginning on January 1, 2019, under IFRS 16 Leases, in the aggregate amount of Ps.4,953,638 and Ps.5,533,552, as of December 31, 2022 and 2021, respectively. These lease liabilities have terms which expired or will expire at various dates between 2021 and 2051.

As of December 31, 2022 and 2021, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group’s investment in TelevisaUnivision (formerly known as UH II) and Open-Ended Fund (hedged items), were as follows (see Notes 2 (e) and 4):

	December 31, 2022				December 31, 2021
	Millions of		Thousands of		Millions of		Thousands of
Hedged Items	U.S. Dollars		Mexican Pesos		U.S. Dollars		Mexican Pesos
Investment in shares of TelevisaUnivision (formerly known as UH II) (net investment hedge)	U.S.$	2,538.8	Ps.	49,446,349	U.S.$	1,254.5	Ps.	25,721,539
Open-Ended Fund (foreign currency fair value hedge)		39.7		773,209		46.1		945,176
Total	U.S.$	2,578.5	Ps.	50,219,558	U.S.$	1,300.6	Ps.	26,666,715

The foreign exchange gain or loss derived from the Company’s U.S. dollar denominated long-term debt designated as a hedge, for the years ended December 31, 2022 and 2021, is analyzed as follows (see Notes 9 and 23):

	Year Ended		Year Ended
Foreign Exchange Gain or Loss Derived from Senior Notes Designated as Hedging Instruments	December 31, 2022		December 31, 2021
Recognized in:
Comprehensive gain (loss)	Ps.	3,375,804	Ps.	(604,856)
Total foreign exchange gain (loss) derived from hedging Senior Notes	Ps.	3,375,804	Ps.	(604,856)
Offset against:
Foreign currency translation (loss) gain derived from the hedged net investment in shares of TelevisaUnivision (formerly known as UH II)	Ps.	(3,261,758)	Ps.	505,183
Foreign exchange (loss) gain derived from the hedged Open-Ended Fund		(114,046)		99,673
Total foreign currency translation and foreign exchange (loss) gain derived from hedged assets	Ps.	(3,375,804)	Ps.	604,856

Maturities of Debt and Lease Liabilities

Debt maturities for the years subsequent to December 31, 2022, are as follows:

			Unamortized
	Nominal		Finance Costs
2023	Ps.	1,000,000	Ps.	—
2024		10,000,000		32,757
2025		5,188,796		46,107
2026		8,492,800		14,489
2027		4,500,000		11,403
Thereafter		77,053,789		889,979
	Ps.	106,235,385	Ps.	994,735

Future minimum payments under lease liabilities for the years subsequent to December 31, 2022, are as follows:

2023	Ps.	2,014,656
2024		2,047,781
2025		1,948,773
2026		1,870,879
2027		1,614,579
Thereafter		2,006,597
		11,503,265
Less: Amount representing interest		(3,134,193)
	Ps.	8,369,072

A reconciliation of long-term debt and lease liabilities arising from financing activities in the Group’s consolidated statement of cash flows for the year ended December 31, 2022 and 2021, is as follows:

			Cash Flow						Non-Cash Changes
											Foreign
	Balance as of						Discontinued		New Debt		Exchange				Balance as of
	January 1, 2022		New Debt		Payments		operation		and Leases		Income		Interest		December 31, 2022
Debt	Ps.	126,999,199	Ps.	—	Ps.	(16,709,984)	Ps.	—	Ps.	—	Ps.	(4,053,830)	Ps.	—	Ps.	106,235,385
Satellite transponder lease agreement		3,457,524		—		(494,021)		—		—		(156,319)		—		2,807,184
Other lease agreement		689,483		—		(205,242)		—		99,545		—		24,464		608,250
Lease liabilities		5,533,552		—		(991,048)		(485,362)		490,987		(23,498)		429,007		4,953,638
Total debt and lease liabilities	Ps.	136,679,758	Ps.	—	Ps.	(18,400,295)	Ps.	(485,362)	Ps.	590,532	Ps.	(4,233,647)	Ps.	453,471	Ps.	114,604,457

			Cash Flow				Non-Cash Changes
									Foreign
	Balance as of						New Debt		Exchange				Balance as of
	January 1, 2021		New Debt		Payments		and Leases		Income		Interest		December 31, 2021
Debt	Ps.	123,877,278	Ps.	2,650,000	Ps.	(1,992,489)	Ps.	—	Ps.	2,464,410	Ps.	—	Ps.	126,999,199
Satellite transponder lease agreement		3,818,559		—		(460,210)		—		99,175		—		3,457,524
Other lease agreement		728,500		115,943		(186,317)		—		—		31,357		689,483
Lease liabilities		4,745,292		—		(1,082,226)		1,424,507		—		445,979		5,533,552
Total debt and lease liabilities	Ps.	133,169,629	Ps.	2,765,943	Ps.	(3,721,242)	Ps.	1,424,507	Ps.	2,563,585	Ps.	477,336	Ps.	136,679,758

Credit Facility

During 2018, the Company executed a revolving credit facility with a syndicate of banks, for up to an amount equivalent to U.S.$618 million payable in Mexican pesos, which funds might be used for the repayment of existing indebtedness and other general corporate purposes. In March 2020, the Company drew down Ps.14,770,694 under this revolving credit facility, with a maturity in the first quarter of 2022, and interest payable on a monthly basis at a floating rate based on a spread over the 28-day TIIE rate depending on the Group’s net leverage ratio. This facility was used by the Company as a prudent and precautionary measure to increase the Group’s cash position and preserve financial flexibility in light of uncertainty in the global and local markets resulting from the COVID-19 outbreak. On October 6, 2020, the Company prepaid in full without penalty the principal amount of Ps.14,770,694 under this revolving credit facility. This credit facility remained unused through its maturity in the first quarter of 2022.

In February 2022, the Company executed a revolving credit facility with a syndicate of banks for up to an amount equivalent to U.S.$650 million payable in Mexican pesos, which funds may be used for the repayment of existing indebtedness and other corporate purposes, with a maturity in February 2025. As of December 31, 2022, this credit facility remained unused. Under the terms of this credit facility, the Company is required to comply with certain restrictive covenants and financial coverage ratios.

15.	Financial Instruments

The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, accounts and notes receivable, a long-term loan receivable from GTAC, non- current investments in debt and equity securities, and in securities in the form of an open-ended fund, accounts payable, outstanding debt, lease liabilities, and derivative financial instruments. For cash and cash equivalents, accounts receivable, accounts payable, and the current portion of long-term debt and lease liabilities, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities is based on quoted market prices.

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

The carrying and estimated fair values of the Group’s non-derivative financial instruments as of December 31, 2022 and 2021, were as follows:

	2022				2021
	Carrying Amount		Fair Value		Carrying Amount		Fair Value
Assets:
Cash and cash equivalents	Ps.	51,130,992	Ps.	51,130,992	Ps.	25,828,215	Ps.	25,828,215
Trade notes and accounts receivable, net		8,457,302		8,457,302		13,093,011		13,093,011
Long-term loan and interest receivable from GTAC (see Note 10)		853,163		857,006		755,973		760,143
Open-Ended Fund (see Note 9)		773,209		773,209		945,176		945,176
Publicly traded equity instruments (see Note 9)		2,611,053		2,611,053		3,517,711		3,517,711
Other equity instruments (see Note 9)		—		—		1,607,969		1,607,969
Liabilities:
Senior Notes due 2025, 2032 and 2040	Ps.	22,717,196	Ps.	24,313,064	Ps.	30,754,650	Ps.	39,592,552
Senior Notes due 2045		17,321,136		14,975,508		20,503,100		24,205,140
Senior Notes due 2037 and 2043		11,000,000		8,087,840		11,000,000		8,722,100
Senior Notes due 2026 and 2046		23,371,200		23,287,882		24,603,720		31,714,380
Senior Notes due 2049		13,675,853		12,199,681		15,377,325		19,307,154
Notes due 2027		4,500,000		4,238,640		4,500,000		4,509,405
Long-term loans payable to Mexican banks		13,650,000		13,775,125		20,260,404		20,417,854
Lease liabilities		8,369,072		8,497,104		9,680,559		9,830,878

The carrying amounts (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of December 31, 2022 and 2021, were as follows:

			Notional
			Amount
December 31, 2022:	Carrying		(U.S. Dollars in
Derivative Financial Instruments	Amount		Thousands)		Maturity Date
Assets:
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swaps (f)	Ps.	11,237	Ps.	2,500,000	February 2023
Interest rate swaps (b)		532,344	Ps.	10,000,000	June 2024
Total assets	Ps.	543,581

Liabilities:
Derivatives not recorded as accounting hedges:
TVI’s forwards (i)	Ps.	7,650	U.S.$	27,963	January through June 2023
Empresas Cablevisión’s forwards (j)		12,047	U.S.$	38,649	January through June 2023
Sky’s forwards (k)		16,903	U.S.$	58,000	January through June 2023
Forwards (l)		34,801	U.S.$	113,388	January through June 2023
Total liabilities	Ps.	71,401

			Notional
			Amount
December 31, 2021:	Carrying		(U.S. Dollars in
Derivative Financial Instruments	Amount		Thousands)		Maturity Date
Assets:
Derivatives recorded as accounting hedges (cash flow hedges):
TVI’s interest rate swap (a)	Ps.	127	Ps.	87,600	May 2022
Interest rate swaps (b)		133,197	Ps.	10,000,000	June 2024
Total assets	Ps.	133,324
Liabilities:
Derivatives recorded as accounting hedges (cash flow hedges):
TVI’s interest rate swaps (c)	Ps.	2,015	Ps.	522,804	April 2022
Interest rate swaps (d)		9,749	Ps.	2,000,000	October 2022
Interest rate swaps (e)		7,243	Ps.	1,500,000	October 2022
Interest rate swaps (f)		23,798	Ps.	2,500,000	February 2023
Forwards (g)		35,524	U.S.$	67,125	January 2022 through March 2022
Derivatives not recorded as accounting hedges:
Interest rate swaps (h)		2,943	Ps.	9,385,347	March 2022
TVI’s forwards (i)		10,057	U.S.$	12,600	January 2022 through February 2022
Empresas Cablevisión’s forwards (j)		11,006	U.S.$	13,820	January 2022 through February 2022
Sky’s forwards (k)		14,054	U.S.$	15,000	February 2022
Forwards (l)		56,496	U.S.$	57,620	January 2022 through February 2022
Total liabilities	Ps.	172,885

(a)	TVI has entered into several derivative transaction agreements (interest rate swaps) with two financial institutions from August 2013 through May 2022 to hedge the variable interest rate exposure resulting from Mexican peso loans of a total principal amount of Ps.87,600 as of December 31, 2021. Under these agreements, the Company received monthly payments based on aggregate notional amounts of Ps.87,600 and made payments based on the same notional amount at an annual weighted average fixed rate of 5.585%. TVI has recognized the change in fair value of this transaction as an accounting hedge and recorded a loss of Ps.57,843 and Ps.58,847 in other comprehensive income or loss as of December 31, 2022 and 2021, respectively. In the years ended as of December 31, 2022 and 2021, TVI recorded a gain (loss) of Ps.145 and Ps.(1,118), respectively, in consolidated other finance income or expense.
(b)	In June and July 2019 and October 2020, the Company entered into derivative transaction agreements (interest rate swaps) through June 2024, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.10,000,000 as of December 31, 2022 and 2021. Under these agreements, the Company receives monthly payments based on aggregate notional amounts of Ps.10,000,000 as of December 31, 2022 and 2021, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual weighted average fixed rate of 6.7620%. The Company has recognized the change in fair value of this transaction as an accounting hedge and recorded a cumulative or income of Ps.507,663 in other comprehensive income or loss as of December 31, 2022. In 2022, the Company recorded a gain of Ps.56,253 in consolidated other finance income or expense.

(c)	In March and April 2017, TVI entered into several derivative transaction agreements (interest rate swaps) with two financial institutions through April 2022 to hedge the variable interest rate exposure resulting from Mexican peso loan of a total principal amount of Ps.522,804 as of December 31, 2021. Under these agreements, the Company received monthly payments based on aggregate notional amounts of Ps.522,804 as of December 31, 2021, at an annual variable rate of 28- days TIIE and made monthly payments based on the same notional amounts at an annual weighted average fixed rate of 7.2663%. The Company has recognized the change in fair value of this transaction as an accounting hedge and recorded a loss of Ps.1,131 and Ps.2,015 in other comprehensive income or loss as of December 31, 2022 and 2021, respectively. TVI recorded a loss of Ps.1,961 and Ps.17,501 for this transaction agreement in consolidated other finance income or expense as of December 31, 2022 and 2021, respectively.
(d)	In November 2017, the Company entered into derivative transaction agreements (interest rate swaps) through October 2022, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.2,000,000. Under this transaction, the Company received monthly payments based on an aggregate notional amount of Ps.2,000,000, at an annual variable rate of 28 days of TIIE and made monthly payments based on the same notional amount at an annual fixed rate of 7.3275%. The Company has recognized the change in fair value of this transaction as an accounting hedge and recorded a cumulative loss of Ps.9,031 and Ps.9,031 in other comprehensive income or loss as of December 31, 2022 and 2021, respectively. In 2022 and 2021, the Company recorded a loss of Ps.3,874 and Ps.56,263, respectively, in consolidated other finance income or expense.
(e)	In November and December 2017, the Company entered into derivative transaction agreements (interest rate swaps) through October 2022, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.1,500,000. Under this transaction, the Company received monthly payments based on an aggregate notional amount of Ps.1,500,000, at an annual variable rate of 28 days of TIIE and made monthly payments based on the same notional amount at an annual fixed rate of 7.35%. The Company has recognized the change in fair value of this transaction as an accounting hedge and recorded a cumulative loss of Ps.6,697 and Ps.6,697 in other comprehensive income or loss as of December 31, 2022 and 2021, respectively. In 2022, the Company recorded a loss of Ps.457 in consolidated other finance income or expense.
(f)	In January 2018, the Company entered into derivative transaction agreements (interest rate swaps) through February 2023, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.2,500,000. Under this transaction, the Company receives monthly payments based on aggregate notional amount of Ps.2,500,000, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.7485%. The Company has recognized the change in fair value of this transaction as an accounting hedge and recorded a cumulative loss of Ps.19,612 and Ps.19,612 in other comprehensive income or loss as of December 31, 2022 and 2021, respectively. In 2022, the Company recorded a gain of Ps.387 in consolidated other finance income or expense.
(g)	As of December 31, 2021, the Company had entered into derivative contracts of foreign currency (forwards) to fix the exchange rate for the purchase of U.S.$67.1 million, at an average exchange rate of Ps.21.1433. The Company has recognized the change in fair value of this transaction as an accounting hedge and recorded a cumulative loss of Ps.35,524 for this transaction agreement in other comprehensive income or loss as of December 31, 2021. In 2022 and 2021, the Company recorded a loss of Ps.31,850 and Ps.725,209 in consolidated other finance income or expense, respectively.
(h)	In March 2020, the Company entered into derivative transaction agreements (interest rate swaps) through March 2022, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.9,385,347. Under this transaction, the Company received monthly payments based on aggregate notional amounts of Ps.9,385,347, at an annual variable rate of 28 days of TIIE, and made monthly payments based on the same notional amount at an annual fixed rate of 6.0246%. In 2022 and 2021, the Company recorded a gain of Ps.341 and Ps.62,679 in consolidated other finance income or expense, respectively.
(i)	As of December 31, 2022, TVI had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$28.0 million at an average rate of Ps.20.0975. As a result of the change in fair value of these agreements in the year ended December 31, 2022, the Company recorded a loss of Ps.13,269 in consolidated other finance income or expense.
(j)	As of December 31, 2022, Empresas Cablevisión had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$38.6 million at an average rate of Ps.20.1365. As a result of the change in fair value of these agreements in the year ended December 31, 2022, the Company recorded a loss of Ps.18,396 in consolidated other finance income or expense.
(k)	As of December 31, 2022, Sky had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$58.0 million at an average rate of Ps.20.1170. As a result of the change in fair value of these agreements in the year ended December 31, 2022, the Company recorded a loss of Ps.31,368 in consolidated other finance income or expense.

(l)	As of December 31, 2022 and 2021, the Company had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$113.4 million and U.S.$57.6 million at an average rate of Ps.20.1289 and Ps.21.5927, respectively. As a result of the change in fair value of these agreements, in the years ended December 31, 2022 and 2021, the Company recorded a loss of Ps.66,690 and Ps.56,447 in consolidated other finance income or expense, respectively.

Fair Value Measurement

Assets and Liabilities Measured at Fair Value on a Recurring Basis

All fair value adjustments as of December 31, 2022 and 2021, represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, the Group’s financial instruments are separated into two categories: investments in financial assets at FVOCIL and derivative financial instruments.

Financial assets and liabilities measured at fair value as of December 31, 2022 and 2021:

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2022		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL:
Open-Ended Fund	Ps.	773,209	Ps.	—	Ps.	773,209	Ps.	—
Publicly traded equity instruments		2,611,053		2,611,053		—		—
Derivative financial instruments		543,581		—		543,581		—
Total	Ps.	3,927,843	Ps.	2,611,053	Ps.	1,316,790	Ps.	—

Liabilities:
Derivative financial instruments	Ps.	71,401	Ps.	—	Ps.	71,401	Ps.	—
Total	Ps.	71,401	Ps.	—	Ps.	71,401	Ps.	—

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2021		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL:
Open-Ended Fund	Ps.	945,176	Ps.	—	Ps.	945,176	Ps.	—
Publicly traded equity instruments		3,517,711		3,517,711		—		—
Derivative financial instruments		133,324		—		133,324		—
Total	Ps.	4,596,211	Ps.	3,517,711	Ps.	1,078,500	Ps.	—

Liabilities:
Derivative financial instruments	Ps.	172,885	Ps.	—	Ps.	172,885	Ps.	—
Total	Ps.	172,885	Ps.	—	Ps.	172,885	Ps.	—

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

UHI Warrants

On December 29, 2020, the Group exercised all of its remaining warrants for common shares of UHI to increase its equity stake in UHI from 10% to 35.9% on a fully diluted basis (see Note 10).

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

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The majority of the Group’s non-financial instruments, which include the investment in shares of TelevisaUnivision (formerly known as UH II), goodwill, intangible assets, inventories, transmission rights and programming, property, plant and equipment and right-of-use assets are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur (or at least annually in the fourth quarter for goodwill and indefinite-lived intangible assets) such that a non-financial instrument is required to be evaluated for impairment, a resulting asset impairment would require that, the non-financial instrument be recorded at the lower of carrying amount or its recoverable amount.

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

Certain companies in the Group have collective bargaining contracts which include defined benefit pension plans and other retirement benefits for some of their employees. Additionally, the Group has defined benefit pension plans for certain eligible executives and employees. All pension benefits are based on salary and years of service rendered.

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

The Group used actuarial assumptions to determine the present value of defined benefit obligations, as follows:

	2022	2021
Discount rate	10.2%	7.8%
Salary increase	5.2%	5.0%
Inflation rate	3.7%	3.5%

Had the discount rate of 10.2% used by the Group in 2022 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase to Ps.1,314,138 as of December 31, 2022.

Had the discount rate of 7.8% used by the Group in 2021 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase to Ps.3,308,348 as of December 31, 2021.

The reconciliation between defined benefit obligations and post-employment benefit liability in the consolidated statements of financial position as of December 31, 2022 and 2021, is presented as follows:

	As of December 31, 2022
			Seniority
	Pensions		Premiums		2022
Vested benefit obligations	Ps.	323,414	Ps.	261,857	Ps.	585,271
Unvested benefit obligations		403,549		288,413		691,962
Defined benefit obligations		726,963		550,270		1,277,233
Fair value of plan assets		459,618		46,147		505,765
Underfunded status of the plans	Ps.	267,345	Ps.	504,123	Ps.	771,468
Post-employment benefit liability	Ps.	267,345	Ps.	504,123	Ps.	771,468

	As of December 31, 2021
			Seniority
	Pensions		Premiums		2021
Vested benefit obligations	Ps.	560,723	Ps.	335,294	Ps.	896,017
Unvested benefit obligations		1,881,974		406,374		2,288,348
Defined benefit obligations		2,442,697		741,668		3,184,365
Fair value of plan assets		978,892		291,793		1,270,685
Underfunded status of the plans	Ps.	1,463,805	Ps.	449,875	Ps.	1,913,680
Post-employment benefit liability	Ps.	1,463,805	Ps.	449,875	Ps.	1,913,680

The components of net periodic pensions and seniority premiums cost for the years ended December 31, 2022 and 2021 consisted of the following:

	2022		2021
Service cost	Ps.	94,416	Ps.	175,648
Interest cost		99,889		193,313
Prior service cost for plan amendments		(7,070)		(40,124)
Interest on plan assets		(35,846)		(69,546)
Net periodic cost	Ps.	151,389	Ps.	259,291

The Group’s defined benefit obligations, plan assets, funded status and balances in the consolidated statements of financial position as of December 31, 2022 and 2021, associated with post-employment benefits, are presented as follows:

			Seniority
	Pensions		Premiums		2022		2021
Defined benefit obligations:
Beginning of year	Ps.	2,442,697	Ps.	741,668	Ps.	3,184,365	Ps.	3,276,400
Retirement of discontinued operation		(1,577,973)		(228,740)		(1,806,713)		—
Service cost		33,003		61,413		94,416		175,648
Interest cost		58,085		41,804		99,889		193,313
Benefits paid		(38,552)		(47,658)		(86,210)		(222,035)
Remeasurement of post-employment benefit obligations		(148,125)		(53,319)		(201,444)		(198,837)
Past service cost		(42,172)		35,102		(7,070)		(40,124)
End of year		726,963		550,270		1,277,233		3,184,365

Fair value of plan assets:
Beginning of year		978,892		291,793		1,270,685		1,195,749
Retirement of discontinued operation		(493,447)		(202,147)		(695,594)		—
Return on plan assets		29,423		6,423		35,846		69,546
Contributions		—		—		—		6,972
Remeasurement on plan assets		(34,669)		(8,656)		(43,325)		80,988
Benefits paid		(20,581)		(41,266)		(61,847)		(82,570)
End of year		459,618		46,147		505,765		1,270,685
Unfunded status of the plans	Ps.	267,345	Ps.	504,123	Ps.	771,468	Ps.	1,913,680

The changes in the net post-employment liability in the consolidated statements of financial position as of December 31, 2022 and 2021, are as follows:

			Seniority
	Pensions		Premiums		2022		2021
Net post-employment liability at beginning of year	Ps.	1,463,805	Ps.	449,875	Ps.	1,913,680	Ps.	2,080,651
Retirement of discontinued operation		(1,084,526)		(26,593)		(1,111,119)		—
Net periodic cost		19,493		131,896		151,389		259,291
Contributions		—		—		—		(6,972)
Remeasurement of post-employment benefits		(113,456)		(44,663)		(158,119)		(279,825)
Benefits paid		(17,971)		(6,392)		(24,363)		(139,465)
Net post-employment liability at end of year	Ps.	267,345	Ps.	504,123	Ps.	771,468	Ps.	1,913,680

The post-employment benefits as of December 31, 2022 and 2021, and remeasurements adjustments for the years ended December 31, 2022 and 2021, are summarized as follows:

	2022		2021
Pensions:
Defined benefit obligations	Ps.	726,963	Ps.	2,442,697
Plan assets		459,618		978,892
Unfunded status of plans		267,345		1,463,805
Remeasurements adjustments (1)		(113,456)		(327,898)

Seniority premiums:
Defined benefit obligations	Ps.	550,270	Ps.	741,668
Plan assets		46,147		291,793
Unfunded status of plans		504,123		449,875
Remeasurements adjustments (1)		(44,663)		48,073

(1)	On defined benefit obligations and plan assets.

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

The weighted average asset allocation by asset category as of December 31, 2022 and 2021, was as follows:

	2022	2021
Equity securities (1)	36.1%	32.7%
Fixed rate instruments	63.9%	67.3%
Total	100.0%	100.0%

(1)	Included within plan assets at December 31, 2022 and 2021, are shares of the Company held by the trust with a fair value of Ps.23,865 and Ps.119,851, respectively.

The weighted average expected long-term rate of return of plan assets of 10.17% and 7.79% were used in determining net periodic pension cost in 2022 and 2021, respectively. The rate used reflected an estimate of long-term future returns for the plan assets. This estimate was primarily a function of the asset classes (equities versus fixed income) in which the plan assets were invested and the analysis of past performance of these asset classes over a long period of time.

This analysis included expected long-term inflation and the risk premiums associated with equity investments and fixed income investments.

The following table summarizes the Group’s plan assets measured at fair value on a recurring basis as of December 31, 2022 and 2021:

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2022		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Common Stocks (1)	Ps.	23,865	Ps.	23,865	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		21,685		21,685		—		—
Money market securities (3)		255,588		255,588		—		—
Other equity securities		145,327		145,327		—		—
Total investment assets		446,465		446,465		—		—
Cash management		59,300		—		—		—
Total investment assets and cash management	Ps.	505,765	Ps.	446,465	Ps.	—	Ps.	—

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2021		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Common Stocks (1)	Ps.	119,851	Ps.	119,851	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		115,185		115,185		—		—
Money market securities (3)		726,781		726,781		—		—
Other equity securities		308,868		308,868		—		—
Total investment assets	Ps.	1,270,685	Ps.	1,270,685	Ps.	—	Ps.	—

(1)	Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. All common stock included in this line item relate to the Company’s CPOs.
(2)	Mutual funds consist of fixed rate instruments. These are valued at the net asset value provided by the administrator of the fund.

(3)	Money market securities consist of government debt securities, which are valued based on observable prices from the new issue market, benchmark quotes, secondary trading and dealer quotes.

The Group did not make significant contributions to its plan assets in 2022 and 2021 and does not expect to make significant contributions to its plan assets in 2023.

The weighted average duration of the defined benefit plans as of December 31, 2022 and 2021, were as follows:

	2022	2021
Seniority Premiums	8.7 years	9.0 years
Pensions	3.8 years	5.1 years

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

At December 31, 2022, shares of capital stock and CPOs consisted of (in millions):

		Repurchased	Held by a
	Authorized and	by the	Company’s
	Issued (1)	Company (2)	Trust (3)	Outstanding
Series “A” Shares	121,073.9	(717.4)	(5,606.3)	114,750.2
Series “B” Shares	57,046.9	(631.3)	(4,765.9)	51,649.7
Series “D” Shares	87,006.6	(1,004.3)	(3,832.4)	82,169.9
Series “L” Shares	87,006.6	(1,004.3)	(3,832.4)	82,169.9
Total	352,134.0	(3,357.3)	(18,037.0)	330,739.7

Shares in the form of CPOs	290,849.7	(3,357.3)	(12,811.0)	274,681.4
Shares not in the form of CPOs	61,284.3	—	(5,226.0)	56,058.3
Total	352,134.0	(3,357.3)	(18,037.0)	330,739.7
CPOs	2,485.9	(28.7)	(109.5)	2,347.7

(1)	As of December 31, 2022, the authorized and issued capital stock amounted to Ps.4,836,708 (nominal Ps.2,423,549).
(2)	In connection with a share repurchase program that was approved by the Company’s stockholders and is exercised at the discretion of management. During the year ended December 31, 2022, the Company repurchased 3,357.3 million shares, in the form of 28.7 million CPOs, in the amount of Ps.629,326, in connection with such share repurchase program. In April 2021, the Company’s stockholders approved the cancellation of 5,173.2 million shares of capital stock in the form of 44.2 million CPOs which were repurchased by the Company in 2019 and 2020 under this program.
(3)	Primarily, in connection with the Company’s LTRP described below.

A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2022 and 2021, is presented as follows (in millions):

	Series “A”	Series “B”	Series “D”	Series “L”	Shares	CPOs
	Shares	Shares	Shares	Shares	Outstanding	Outstanding
As of January 1, 2021	113,019.2	50,928.5	81,022.4	81,022.4	325,992.5	2,314.9
Forfeited (2)	(187.9)	(165.4)	(263.1)	(263.1)	(879.5)	(7.5)
Acquired (2)	(429.8)	(378.2)	(601.7)	(601.7)	(2,011.4)	(17.2)
Released (2)	1,683.5	1,078.6	1,716.1	1,716.1	6,194.3	49.0
As of December 31, 2021	114,085.0	51,463.5	81,873.7	81,873.7	329,295.9	2,339.2
Acquired (1)	(717.4)	(631.3)	(1,004.3)	(1,004.3)	(3,357.3)	(28.7)
Forfeited (2)	(155.5)	(136.9)	(217.8)	(217.8)	(728.0)	(6.2)
Acquired (2)	(598.0)	(526.3)	(837.3)	(837.3)	(2,798.9)	(23.9)
Released (2)	2,136.1	1,480.7	2,355.6	2,355.6	8,328.0	67.3
As of December 31, 2022	114,750.2	51,649.7	82,169.9	82,169.9	330,739.7	2,347.7

(1)	Repurchased or cancelled by the Company in connection with a share repurchase program.
(2)	Acquired, released, cancelled or forfeited by a Company’s trust in connection with the Company’s Long-Term Retention Plan described below.

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

At December 31, 2022, the restated for inflation tax value of the Company’s common stock was Ps.60,103,280. In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 18).

Long-Term Retention Plan

The Company has adopted a LTRP for the conditional sale of the Company’s capital stock to key Group officers and employees under a special purpose trust.

At the Company’s annual general ordinary stockholders’ meeting held on April 2, 2013, the Company’s stockholders approved that the number of CPOs that may be granted annually under the LTRP shall be up to 1.5% of the capital of the Company. As of December 31, 2022, approximately 26.1 million CPOs or CPO equivalents that were transferred to LTRP participants were sold in the open market during 2021 and 2022. Additional sales will continue to take place during or after 2023.

The special purpose trust created to implement the LTRP as of December 31, 2022 had approximately 152.3 million CPOs or CPO equivalents. This figure is net of approximately 4.4 million, 52.9 million and 38.5 million CPOs or CPO equivalents vested in 2020, 2021 and 2022, respectively. Of the 152.3 million CPOs or CPO equivalents approximately 70.7% are in the form of CPOs and the remaining 29.3% are in the form of Series “A”, Series “B”, Series “D” and Series “L” Shares, not in the form of CPO units. As of December 31, 2022, approximately 86.7 million CPOs or CPO equivalents are held by a company trust and will become vested between 2023 and 2025 at prices ranging from Ps.38.32 to Ps.1.60 per CPO, which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment Operating Income Before Depreciation and Amortization, or OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

During the year ended December 31, 2022, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 2,798.9 million shares of the Company in the form of 23.9 million CPOs, which were acquired in the amount of Ps.980,410; and (ii) 728.0 million shares of the Company in the form of 6.2 million CPOs, in connection with forfeited rights under this Plan.

Following the completion of the TelevisaUnivision Transaction, the Board of Directors of the Company approved: (i) to cancel certain sale contracts for 10.8 million CPOs, corresponding to unvested conditional to sales under the LTRP to certain officers and employees of the Company in 2019, 2020 and 2021; and (ii) to release 8.0 million CPOs under the corresponding grants to such individuals. The CPOs released under such grants were sold at Ps.1.60 per CPO. In connection with this approval, the Company cancelled 10.8 million CPOs under such contracts and recognized the release of 7.1 million CPOs in the first half of 2022.

In addition to the LTRP, the Company entered into conditional sale contracts with certain officers of the Group, primarily in February 2022, for 24.7 million CPOs, of which 23.9 million of CPOs and 0.8 million of CPOs were released as a share-based expense in the first quarter and second quarter of 2022, respectively.

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

During the years ended December 31, 2021 and 2022, the Company made a funding for acquisition of shares in the aggregate amount of Ps.328,500 and Ps.648,242, respectively, to the trust held for the Company’s LTRP.

The Group has determined its share-based compensation expense (see Note 2 (y)), by using the BSPM at the date on which the stock was conditionally sold to certain officers and employees of the Company under the Company’s LTRP, based on the following arrangements and weighted-average assumptions:

	Long-Term Retention Plan
Arrangements:
Year of grant	2018	2019	2020	2021	2022
Number of CPOs or CPOs equivalent granted	32,500	72,558	39,200	38,800	27,500
Contractual life	3.00 years	2.67 years	3.00 years	3.00 years	3.00 years

Assumptions:
Dividend yield	0.55%	0.82%	1.38%	0.94%	0.92%
Expected volatility (1)	25.38%	30.47%	35.13%	43.74%	45.75%
Risk-free interest rate	7.17%	6.88%	5.74%	5.51%	9.17%
Expected average life of awards	3.00 years	2.67 years	3.00 years	3.00 years	3.00 years

(1)	Volatility was determined by reference to historically observed prices of the Company’s CPOs.

A summary of the stock conditionally sold to employees under the LTRP as of December 31, 2022 and 2021 is presented below (in Mexican pesos and thousands of CPOs):

	2022		2021
	CPOs or CPOs	Weighted- Average	CPOs or CPOs	Weighted- Average
	Equivalent	Exercise Price	Equivalent	Exercise Price
Long-Term Retention Plan:
Outstanding at beginning of year	176,858	31.22	160,365	39.36
Conditionally sold	27,500	10.00	38,800	8.62
Paid by employees	(15,047)	30.10	(8,633)	38.30
Forfeited	(18,580)	70.14	(13,674)	64.96
Outstanding at end of year	170,731	30.68	176,858	31.22
To be paid by employees at end of year	83,985	44.79	60,155	52.69

As of December 31, 2022 and 2021, the weighted-average remaining contractual life of the stock conditionally sold to employees under the LTRP is 1.29 years and 1.28 years respectively.

In addition to the LTRP, the Company entered into conditional sale contracts with members of its Board of Directors for 1.0 and 1.7 million CPOs in August 2021and July 2022 respectively, with vesting periods of eight and nine months, respectively and with certain officers of the Group for 7.5 and 17.2 million CPOs in December 2021 and January 2022 respectively, with vesting periods of three years, respectively.

18.	Retained Earnings and Accumulated Other Comprehensive Income

(a)   Retained Earnings:

			Unappropriated		Net Income		Retained
	Legal Reserve		Earnings		for the Year		Earnings
Balance at January 1, 2021	Ps.	2,139,007	Ps.	83,391,732	Ps.	(1,250,342)	Ps.	84,280,397
Appropriation of net income relating to 2020		—		(1,250,342)		1,250,342		—
Dividends		—		(1,053,392)		—		(1,053,392)
Shares cancellation		—		(1,510,290)		—		(1,510,290)
Sale of repurchased shares		—		(1,126,573)		—		(1,126,573)
Cancellation of sale of shares		—		505,357		—		505,357
Share-based compensation		—		1,066,863		—		1,066,863
Net income attributable to stockholders of the Company		—		—		6,055,826		6,055,826
Balance at December 31, 2021		2,139,007		80,023,355		6,055,826		88,218,188
Appropriation of net income relating to 2021		—		6,055,826		(6,055,826)		—
Dividends		—		(1,053,392)		—		(1,053,392)
Sale of repurchased shares		—		(3,080,729)		—		(3,080,729)
Cancellation of sale of shares		—		246,658		—		246,658
Share-based compensation		—		2,009,304		—		2,009,304
Other		—		1,650		—		1,650
Net income attributable to stockholders of the Company		—		44,712,180		—		44,712,180
Balance at December 31, 2022	Ps.	2,139,007	Ps.	128,914,852	Ps.	—	Ps.	131,053,859

In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. As of December 31, 2022 and 2021, the Company’s legal reserve amounted to Ps.2,139,007 for both years, respectively and was classified into retained earnings in consolidated equity. As the legal reserve reached 20% of the capital stock amount, no additional increases were required in 2022, 2021 and 2020. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the Company’s stockholders.

In April 2020, to further maximize liquidity and as a precautionary measure, the Company’s Board of Directors did not propose the payment of a 2020 dividend for approval of the Company’s general stockholders’ meeting held on April 28, 2020.

In April 2021, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D” and “L” Shares, not in the form of a CPO unit, which was paid in cash in May 2021, in the aggregate amount of Ps.1,053,392.

In April 2022, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D” and “L” Shares, not in the form of a CPO unit, which was paid in cash in May 2022, in the aggregate amount of Ps.1,053,392.

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

As of December 31, 2022, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican income tax amounted to Ps.88,820,912.

(b)   Accumulated Other Comprehensive Income or loss:

							Exchange		Remeasurement		Derivative		Share of
					Warrants		Differences on		of Post-		Financial		Income (Loss)
			Other		Exercised for		Translating		Employment		Instruments		of Associates
	Open-Ended		Equity		Common Stock		Foreign		Benefit		Cash Flow		and Joint
	Fund		Instruments		of UHI		Operations		Obligations		Hedges		Ventures		Income Tax	Total
Accumulated at January 1, 2021	Ps.	1,524,860	Ps.	638,406	Ps.	(23,602,220)	Ps.	850,241	Ps.	(1,350,451)	Ps.	(1,915,508)	Ps.	(136,448)	8,434,272	Ps.	(15,556,848)
Changes in other comprehensive income		(19,718)		(123,359)		—		84,232		291,697		1,927,601		245,714	(471,311)		1,934,856
Accumulated at December 31, 2021	Ps.	1,505,142	Ps.	515,047	Ps.	(23,602,220)	Ps.	934,473	Ps.	(1,058,754)	Ps.	12,093	Ps.	109,266	7,962,961	Ps.	(13,621,992)
Changes in other comprehensive income		(131,957)		(906,658)		—		(124,179)		150,343		395,807		4,245,546	(830,788)		2,798,114
Accumulated at December 31, 2022	Ps.	1,373,185	Ps.	(391,611)	Ps.	(23,602,220)	Ps.	810,294	Ps.	(908,411)	Ps.	407,900	Ps.	4,354,812	7,132,173	Ps.	(10,823,878)

19.	Non-controlling Interests

Non-controlling interests as of December 31, 2022 and 2021, consisted of:

	2022		2021
Capital stock	Ps.	1,099,009	Ps.	1,100,312
Additional paid-in capital		2,970,693		2,986,354
Legal reserve		215,475		215,736
Retained earnings from prior years (1) (2)		10,822,975		9,649,348
Net income for the year		571,644		1,298,959
Accumulated other comprehensive income (loss):
Cumulative result from foreign currency translation		155,621		174,598
Remeasurement of post-employment benefit obligations on defined benefit plans		(13,462)		(18,905)
	Ps.	15,821,955	Ps.	15,406,402

(1)	In 2021, the holding companies of the Sky segment paid a dividend to its equity owners in the aggregate amount of Ps.750,000, of which Ps.309,174, was paid to its non-controlling interests.
(2)	In 2021, Publicidad Virtual, S.A. de C.V. paid a dividend to its equity owners in the aggregate amount of Ps.40,000, of which Ps.19,600 was paid to its non-controlling interests.

Amounts of consolidated current assets, non-current assets, current liabilities and non-current liabilities of Empresas Cablevisión and Sky as of December 31, 2022 and 2021, are set forth as follows:

	Empresas Cablevisión				Sky
	2022		2021		2022		2021
Assets:
Current assets	Ps.	7,461,520	Ps.	6,653,310	Ps.	6,019,166	Ps.	5,689,494
Non-current assets		23,172,533		24,099,561		18,266,359		19,590,056
Total assets		30,634,053		30,752,871		24,285,525		25,279,550

Liabilities:
Current liabilities		5,176,500		5,755,703		4,183,480		3,685,208
Non-current liabilities		4,076,876		4,308,115		5,367,448		7,041,237
Total liabilities		9,253,376		10,063,818		9,550,928		10,726,445
Net assets	Ps.	21,380,677	Ps.	20,689,053	Ps.	14,734,597	Ps.	14,553,105

Amounts of consolidated revenues, net income and total comprehensive income of Empresas Cablevisión and Sky for the years ended December 31, 2022 and 2021, are set forth as follows:

	Empresas Cablevisión				Sky
	2022		2021		2022		2021
Revenues	Ps.	16,128,549	Ps.	16,849,160	Ps.	20,339,075	Ps.	22,026,616
Net-income		760,576		1,135,053		224,989		1,281,472
Total comprehensive income		748,916		1,134,181		181,491		1,304,822

Amounts of consolidated summarized cash flows of Sky and Empresas Cablevisión for the years ended December 31, 2022 and 2021, are set forth as follows:

	Empresas Cablevisión				Sky
	2022		2021		2022		2021
Cash flows from operating activities	Ps.	4,319,496	Ps.	5,594,662	Ps.	5,227,892	Ps.	6,004,261
Cash flows used in investing activities		(3,406,227)		(5,144,521)		(3,934,993)		(5,236,815)
Cash flows used in by financing activities		(590,249)		(740,046)		(1,233,044)		(1,350,432)
Net increase (decrease) in cash and cash equivalents	Ps.	323,020	Ps.	(289,905)	Ps.	59,855	Ps.	(582,986)

20.	Transactions with Related Parties

The principal transactions carried out by the Group with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, for the years ended December 31, 2022, 2021 and 2020, were as follows:

	2022		2021		2020
Revenues, other income and interest income:
Royalties (Univision) (a)	Ps.	660,842	Ps.	8,548,036	Ps.	8,155,338
Programming production and transmission rights (b)		1,453,875		738,650		707,247
Telecom services (c)		205,591		57,759		97,754
Administrative services (d)		115,190		7,371		13,561
Advertising (e)		1,854,152		10,417		36,385
Interest income (f)		618,921		49,736		64,809
Lease (i)		408,893		—		—
	Ps.	5,317,464	Ps.	9,411,969	Ps.	9,075,094
Costs and expenses:
Donations	Ps.	26,229	Ps.	26,606	Ps.	26,729
Advertising		297,497		—		—
Administrative services (d)		127,762		19,410		1,529
Technical services (g)		391,896		295,915		459,960
Programming production, transmission rights and telecom (h)		4,499,464		787,487		674,270
	Ps.	5,342,848	Ps.	1,129,418	Ps.	1,162,488

(a)	The Group received royalties from Univision for programming provided pursuant to an amended PLA, pursuant to which Univision had the right to broadcast certain Televisa content in the United States. The amended PLA included a provision for certain yearly minimum guaranteed advertising, with a value of U.S.$10.8 million (Ps.211,829), U.S.$35.1 million (Ps.712,417) and U.S.$42.6 million (Ps.909,159), for the fiscal years 2022, 2021 and 2020, respectively, to be provided by Univision, at no cost, for the promotion of certain of the Group’s businesses. This advertising did not have commercial substance for the Group, as it was related to activities that were considered ancillary to Group’s normal operations in the United States. The Group received these royalties through January 31, 2022, as a result of the TelevisaUnivision Transaction, which was closed on that date (see Notes 3, 9, 10 and 30).
(b)	Services rendered to Univision in 2022, 2021 and 2020. In 2022 includes transmission costs of concession rights owned by the Group.
(c)	Services rendered to a subsidiary of AT&T, Inc. (“AT&T”) in 2022, 2021 and 2020, and Univision in 2021.

(d)	The Group receives revenue from and is charged by affiliates for various services, such as: property and equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses. In 2022 includes a provision of administrative services to Tritón and certain companies of TelevisaUnivision.
(e)	Advertising services rendered to Univision in 2021, and OCEN and Univision in 2020. In 2022 the Cable and Sky segments received advertising revenue from TelevisaUnivision.
(f)	Includes mainly interest income from GTAC. In 2022 includes interest income from the long-term loan of the Group.
(g)	In 2022, 2021 and 2020, Sky received services from a subsidiary of AT&T, Inc. for play-out, uplink and downlink of signals.
(h)	Paid mainly to Univision and GTAC in 2022 and 2021. The Group paid royalties to Univision for programming provided pursuant to a Mexico License Agreement, under which the Group had the right to broadcast certain Univision content in Mexico for the same term as that of the PLA. The Group paid these royalties through January 31, 2022, as a result of the TelevisaUnivision Transaction, which was closed on that date (see Notes 3, 9, 10 and 30). It also includes payments by telecom services to GTAC in 2022, 2021 and 2020. Includes payments for transmission rights to AT&T in 2022 and 2021. Includes the cost of programming of TelevisaUnivision for the Cable and Sky segments in 2022.
(i)	Includes operating lease agreements with certain companies of TelevisaUnivision and Tritón.

Other transactions with related parties carried out by the Group in the normal course of business include the following:

(1)	A consulting firm controlled by a relative of one of the Company’s directors, has provided consulting services and research in connection with the effects of the Group’s programming on its viewing audience. Total fees for such services during 2021 and 2020 amounted to Ps.19,983 and Ps.19,433, respectively.
(2)	Two Mexican banks have made loans to the Group. Some members of the Company’s Board serve as Board members of these banks.
(3)	Several other current members of the Company’s Board serve as members of the Boards and/or are stockholders of other companies, some of which purchased advertising services from the Group in connection with the promotion of their respective products and services.
(4)	During 2022, 2021 and 2020, a professional services firm in which the current Secretary of the Company’s Board maintains an interest, provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.16,861, Ps.57,925 and Ps.52,848, respectively.
(5)	During 2022, 2021 and 2020, a professional services firm in which two current directors of the Company maintain an interest provided finance advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.18,021, Ps.20,006 and Ps.121,789, respectively.
(6)	In 2022, 2021 and 2020, the Group entered into contracts leasing office space directly or indirectly from certain of our directors and officers for an aggregate annual amount of Ps.25,320, Ps.34,478 and Ps.32,784, respectively.

During 2022, 2021 and 2020, the Group paid to its directors, alternate directors and officers an aggregate compensation of Ps.963,254, Ps.1,115,354 and Ps.936,794, respectively, for services in all capacities. This compensation included certain amounts related to the use of assets and services of the Group, as well as travel expenses reimbursed to directors and officers. Projected benefit obligations related to the Group’s directors, alternate directors and officers amounted to Ps.178,340, Ps.212,310 and Ps.196,584 as of December 31, 2022, 2021 and 2020, respectively. Cumulative contributions made by the Group to the pension and seniority premium plans on behalf of these directors and officers amounted to Ps.64,042, Ps.76,241 and Ps.71,744 as of December 31, 2022, 2021 and 2020, respectively. In addition, the Group has made conditional sales of the Company’s CPOs to its directors and officers under the LTRP.

In 2015, the Group established a deferred compensation plan for certain officers of its Cable segment, which was payable in certain revenue and EBITDA targets (as defined) of a five-year plan were met. The present value of this long-term employee benefit obligation as of December 31, 2020 amounted to Ps.1,224,000, and the related service net cost for the year ended December 31, 2020, amounted to Ps.225,804. In 2020, the Group made contributions to a trust (plan assets) for funding this deferred compensation in the aggregate amount of Ps.435,500. In 2020, the Group paid an amount of Ps.470,000, related to this deferred compensation plan. The deferred compensation liability, net of related plan assets, amounted to Ps.1,208 as of December 31, 2020, and was presented in other current liabilities and other long-term liabilities in the Group’s consolidated statements of financial position as of those dates. The related expense was classified in other expense in the Group’s consolidated statements of income (see Note 22). In March 2021, the Group made a final payment of Ps.1,107,658, related to this deferred compensation plan, which amount was funded by plan assets.

In 2021, the Group established a new deferred compensation plan for certain key officers of its Cable segment, which will be payable if certain revenue and EBITDA targets (as defined) of a five-year plan are met. The present value of this long-term employee benefit obligation as of December 31, 2022 and 2021, amounted to Ps.337,450 and Ps.207,640, respectively, and was presented in other long-term liabilities in the Group’s consolidated statement of financial position as of that date, and the net cost of related services for the year ended December 31, 2022 and 2021, amounted to Ps.129,810 and Ps.207,640, and was classified in other expense in the Group’s consolidated statement of income for the year ended on that date.

The balances of receivables and payables between the Group and related parties as of December 31, 2022 and 2021, were as follows:

	2022		2021
Current receivables:
TelevisaUnivision (formerly known as UH II) (2)	Ps.	136,944	Ps.	819,355
Cadena de las Américas, S.A. de C.V. (1)		40,186		—
Televisa, S. de R.L. de C.V. (1)		22,650		—
Televisa Producciones, S.A. de C.V. (1)		15,535		—
Tritón Comunicaciones, S.A. de C.V.		11,140		—
ECO Producciones, S.A. de C.V. (1)		10,792		—
Other		73,977		55,497
	Ps.	311,224	Ps.	874,852

Non-current receivables:
Televisa, S. de R.L. de C.V. (1) (3)	Ps.	6,365,038	Ps.	—

Current payables:
AT&T/ DirectTV	Ps.	40,183	Ps.	54,598
Desarrollo Vista Hermosa, S.A. de C.V. (1)		15,189		—
Other		32,952		27,472
	Ps.	88,324	Ps.	82,070

(1)	An indirect subsidiary of TelevisaUnivision.
(2)	Receivables from TelevisaUnivision were related primarily to the PLA as of December 31, 2021.
(3)	In January 2022, Televisa, S. de R.L. de C.V. entered into a long-term credit agreement with the Company in the principal amount of Ps.5,738,832, with a fixed annual interest rate of 10.2%. Under the terms of this agreement, principal and interest are payable at maturity on April 30, 2026, and prepayments of principal can be made by debtor at any time without any penalty. As of December 31, 2022, amounts receivable from Televisa, S. de R. L. de C.V. in connection with this long-term credit amounted to Ps.6,365,038.

The Group recognized as deferred income a prepayment made by TelevisaUnivision in the aggregate amount of U.S.$276.2 million (Ps.5,729,377), for the use of concession rights owned by the Group, which was classified as current and non-current liabilities in the Group’s consolidated statement of financial position, an amounted to Ps.287,667 and Ps.5,178,014, respectively, as of December 31, 2022 (see Note 3).

All significant account balances included in amounts due from affiliates bear interest, in 2022 and 2021, were charged average interest rates of 10.6 % and 6.6%, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.

Customer deposits and advances as of December 31, 2021, included deposits and advances from affiliates and other related parties, in an aggregate amount of Ps. 146,354, which were primarily made by UH II and UHI, including Univision.

In 2012, a subsidiary of the Company entered into an amended lease contract with GTAC for the right to use certain capacity in a telecommunication network. This amended lease agreement contemplates annual payments to GTAC in the amount of Ps.41,400 through 2029, with an annual interest rate of the lower of TIIE plus 122 basis points or 6% (see Notes 10, 11 and 14).

21.	Cost of Revenues, Selling Expenses and Administrative Expenses

Through January 31, 2022 cost of revenues included the production costs of programming, acquired programming and transmission rights at the moment of broadcasting or at the time the produced programs were sold and became available for broadcast, as they were part of the Group’s former Content business (see Note 8).

After January 31, 2022, cost of revenues include cost of acquired programming and transmission rights at the moment of broadcasting, benefits to employees and post-employment benefits, network maintenance and interconnections, satellite links, paper and printing, depreciation of property, plant and equipment, leases of real estate property, and amortization of intangible assets.

Selling expenses and administrative expenses include primarily benefits to employees, sale commissions, postemployment benefits, share-based compensation to employees, depreciation of property, plant and equipment, leases of real estate property, and amortization of intangibles.

The amounts of depreciation, amortization and other amortization included in cost of revenues, selling expenses and administrative expenses for the years ended December 31, 2022, 2021 and 2020, were as follows:

	2022		2021		2020
Cost of revenues	Ps.	17,918,347	Ps.	17,126,606	Ps.	16,858,777
Selling expenses		357,681		273,479		774,394
Administrative expenses		3,194,636		2,982,361		2,669,676
Discontinued operations		121,874		1,365,067		1,338,803
	Ps.	21,592,538	Ps.	21,747,513	Ps.	21,641,650

The amounts of expenses related to IFRS 16 included in cost of revenues, selling expenses and administrative expenses for the year ended December 31, 2022, were as follows:

	2022
Expenses relating to variable lease payment not included in the measurement of the lease liability	Ps.	639,261
Expenses relating to short-term leases and leases of low-value assets		194,016
Total	Ps.	833,277

Expenses related to short-term employee benefits, share-based compensation and post-employment benefits and incurred by the Group for the years ended December 31, 2022, 2021 and 2020, were as follows:

	2022		2021		2020
Short-term employee benefits	Ps.	15,064,471	Ps.	12,807,423	Ps.	14,042,004
Other short-term employee benefits		1,130,535		1,711,945		1,396,804
Share-based compensation		968,628		903,764		863,782
Post-employment benefits		151,389		140,857		101,132
Discontinued operations		251,350		6,531,559		4,190,730
	Ps.	17,566,373	Ps.	22,095,548	Ps.	20,594,452

22.	Other Income or Expense, Net

Other (expense) income for the years ended December 31, 2022, 2021 and 2020, is analyzed as follows:

	2022		2021		2020
Gain on disposition of OCEN (1)	Ps.	35,950	Ps.	4,547,029	Ps.	—
Gain on disposition of Radiópolis (2)		—		—		932,449
Donations (see Note 20)		(27,233)		(2,000)		(45,919)
Legal and financial advisory and professional services (3)		(218,731)		(191,609)		(421,760)
Gain on disposition of property and equipment		76,579		38,665		67,570
Deferred compensation (see Note 20) (4)		(129,810)		(207,640)		(225,804)
Dismissal severance expense (5)		(126,695)		(194,187)		(128,042)
Surcharges for payments of taxes of prior years (6)		—		(400,641)		—
Impairment adjustments (7)		—		(97,293)		(40,803)
Income for cash reimbursement received from Imagina (8)		—		—		167,619
Lawsuit settlement agreement, net (9)		(425,762)		—		—
Other, net		137		223,913		323,312
	Ps.	(815,565)	Ps.	3,716,237	Ps.	628,622

(1)	In 2022, included a purchase price adjustment paid to the Company on disposal of OCEN in the second quarter of 2022. In 2021, included a payment in cash on disposal of OCEN in the amount of Ps.4,806,549 (see Note 3).
(2)	In 2020, included a pretax gain on disposal of Radiópolis, the Group’s former Radio business in the amount of Ps.932,449 (see Note 3).
(3)	Includes primarily advisory and professional services in connection with certain litigation, financial advisory, and other matters (see Notes 3 and 20).
(4)

Includes the service cost of long-term deferred compensation plans for certain officers of the Group’s Cable segment, which payment becomes payable when certain financial targets (as defined in the plans) are met.

(5)	Includes severance expense in connection with the dismissals of personnel, as a part of a continued cost reduction plan.
(6)	In 2021, included surcharges for taxes paid by three subsidiaries of the Company in connection with tax assessments of prior years.
(7)	In 2021 and 2020, included impairment adjustments in connection with long-lived assets in the Group’s Other Business segment (see Note 13).
(8)

In the second quarter of 2020, the Company received a cash reimbursement from Imagina Media Audiovisual, S.L. (“Imagina”), in connection with a legal outcome that was favorable to Imagina, a former associate of the Company.

(9)

In the fourth quarter 2022, the Company announced a settlement agreement for a class action lawsuit and recognized an expense of U.S.$21.5 million (Ps.425,762) resulting from a related provision for the amount to be paid by the Company, net of an expected insurance reimbursement (see Note 27).

23.	Finance Expense, Net

Finance (expense) income, net, for the years ended December 31, 2022, 2021 and 2020, included:

	2022		2021		2020
Interest expense (1)	Ps.	(9,455,578)	Ps.	(9,105,998)	Ps.	(10,502,529)
Other finance expense, net (2)		(110,739)		(1,183,180)		—
Foreign exchange loss, net (4)		(1,790,956)		(2,188,861)		—
Finance expense		(11,357,273)		(12,478,039)		(10,502,529)
Interest income (3)		2,151,109		560,026		1,067,066
Other finance income, net (2)		—		—		89,323
Foreign exchange gain, net (4)		—		—		3,696,713
Finance income		2,151,109		560,026		4,853,102
Finance expense, net	Ps.	(9,206,164)	Ps.	(11,918,013)	Ps.	(5,649,427)

(1)

Interest expense for the years ended December 31, 2022, 2021 and 2020 included: (i) interest related to lease liabilities that were recognized beginning on January 1, 2019, in accordance with the guidelines of IFRS 16 Leases, in the aggregate amount of  Ps.450,454, Ps.431,419 and Ps.461,895, respectively; (ii) interest related to satellite transponder lease agreement and other lease agreement that were recognized in the aggregate amount of Ps.257,938, Ps.275,371 and Ps.75,378, respectively; (iii) interest related to dismantling obligations incurred primarily in connection with the Group’s Cable segment networks, in the aggregate amount of Ps.123,209, Ps.48,624 and Ps.921,658, respectively; and (iv) amortization of finance costs in the aggregate amount of Ps.292,189, Ps.179,212 and Ps.180,500, respectively; and finance expense related to prepayment of long-term debt in the aggregate amount of  Ps.490,430, for the year ended December 31, 2022 (see Notes 2 and 14).

(2)	Other finance income or expense, net, included fair value gain or loss from derivative financial instruments (see Note 15).
(3)	This line item included primarily interest income from cash equivalents.
(4)	Foreign exchange gain or loss, net, for the years ended December 31, 2022, 2021 and 2020 included: (i) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary asset or liability position, excluding designated hedging long-term debt of the Group’s investments in TelevisaUnivision (formerly known as UH II) and Open-Ended Fund (see Notes 2(e), 4 and 14). The exchange rate of the Mexican peso against the U.S. dollar was of Ps.19.4760, Ps.20.5031 and Ps.19.9493, as of December 31, 2022, 2021 and 2020, respectively.

24.	Income Taxes

The income tax benefit (expense) for the years ended December 31, 2022, 2021 and 2020, was comprised of:

	2022		2021		2020
Income taxes, current (1)	Ps.	(2,384,491)	Ps.	(1,356,052)	Ps.	(2,262,956)
Income taxes, deferred		3,611,953		(317,002)		1,404,061
	Ps.	1,227,462	Ps.	(1,673,054)	Ps.	(858,895)

(1)	The current income tax of Mexican companies payable in Mexico represented 90%, 96% and 93% of total current income taxes in 2022, 2021 and 2020, respectively.

The Mexican corporate income tax rate was 30% in 2022, 2021 and 2020.

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

The income tax payable as of December 31, 2022 and 2021, in connection with the 2014 Tax Reform, is as follows:

	2022		2021
Tax losses of subsidiaries, net	Ps.	183,256	Ps.	771,873
Less: Current portion (a)		183,256		667,048
Non-current portion (b)	Ps.	—	Ps.	104,825

(a)	Accounted for as current income taxes payable in the consolidated statement of financial position as of December 31, 2022 and 2021.
(b)	Accounted for as non-current income taxes payable in the consolidated statement of financial position as of December 31, 2022 and 2021.

Maturities of income tax payable as of December 31, 2022, in connection with the 2014 Mexican Tax Reform, are as follows:

2023	Ps.	183,256
	Ps.	183,256

The following items represent the principal differences between income taxes computed at the statutory rate and the Group’s provision for income taxes.

	%	%	%
	2022	2021	2020
Statutory income tax rate	(30)	30	30
Differences between accounting and tax bases, including tax inflation gain that is not recognized for accounting purposes	17	20	25
Tax loss carryforwards	(6)	4	7
2014 Tax Reform	1	—	—
Foreign operations	7	(1)	(2)
Disposition of investments	—	(3)	—
Disposition of Radiópolis	—	—	3
Share of income in associates and joint ventures, net	13	6	2
(Reversal of impairment) Impairment loss in investment in shares of TelevisaUnivision	(2)	(8)	30
Discontinued operations	(10)	—	—
Effective income tax rate	(10)	48	95

The Group has recognized the benefits from tax loss carryforwards of Mexican companies in the Group as of December 31, 2022 and 2021. The years of expiration of tax loss carryforwards as of December 31, 2022, are as follows:

	Tax Loss
	Carryforwards
	for Which
	Deferred Taxes
Year of Expiration	Were Recognized
2023	Ps.	4,051
2024		266,660
2025		3,283,424
2026		5,291,187
2027		426,624
Thereafter		9,550,617
	Ps.	18,822,563

As of December 31, 2022, tax loss carryforwards of Mexican companies in the Group for which deferred tax assets were not recognized amounted to Ps.8,151,553 and will expire between 2023 and 2032.

During 2022, 2021 and 2020, certain Mexican subsidiaries utilized operating tax loss carryforwards in the amounts of Ps.11,944,218, Ps.2,618,821 and Ps.6,160,740, respectively.

In addition the Group has tax loss carryforwards derived from the disposal in 2014 of its former investment in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”) in the amount of Ps.14,899,329. As of December 31, 2022, tax loss carryforwards derived from this disposal for which deferred taxes were recognized amounted to Ps.14,899,329, will expire in 2025.

As of December 31, 2022, tax loss carryforwards of subsidiaries in South America, the United States, and Europe amounted to Ps.2,501,359, of which Ps.1,698,340 have not date to expire and what remains will expire between 2023 and 2034.

The deferred income taxes as of December 31, 2022 and 2021, were principally derived from the following temporary differences and tax loss carryforwards:

	2022		2021
Assets:
Accrued liabilities	Ps.	4,323,561	Ps.	7,128,606
Loss allowance		607,773		946,559
Customer advances		2,335,751		1,854,424
Derivative financial instruments		—		615
Property, plant and equipment, net		3,923,889		3,704,746
Prepaid expenses and other items		—		4,508,914
Tax loss carryforwards:
Operating		4,552,116		6,240,930
Capital (1)		5,564,452		5,160,921
Tax credit carryforward (2)		—		5,738,832

Liabilities:
Investments		(700,285)		(1,733,507)
Prepaid expenses and other items		(560,183)		—
Derivative financial instruments		(130,879)		—
Intangible assets and transmission rights		(2,642,515)		(2,807,484)
Deferred income tax assets of Mexican companies		17,273,680		30,743,556
Deferred income tax assets of certain foreign subsidiaries		246,813		218,983
Deferred income tax assets, net	Ps.	17,520,493	Ps.	30,962,539

(1)	Includes the benefit from tax loss carryforwards derived from the disposal in 2014 of the Group’s investment in GSF, in the amount of Ps.4,469,799 and Ps.4,145,649 in 2022 and 2021, respectively.

(2)	Tax credit carryforward derived from a capital reduction made by one of the Company’s subsidiaries in December 2021, which can be credited in a three-year period in accordance with applicable tax law.

The deferred tax assets are in tax jurisdictions in which the Group considers that based on financial projections of its cash flows, results of operations and synergies between subsidiaries, will generate taxable income in subsequent periods.

The gross roll-forward of deferred income tax assets, net, is as follows:

	2022		2021
At January 1	Ps.	30,962,539	Ps.	26,213,382
Statement of income credit (charge)		3,611,953		(317,002)
Other comprehensive income (“OCI”) credit (charge)		145,406		(619,304)
Tax credit		—		5,738,832
Reserve for low value		—		(861)
Discontinued operations		(9,410,332)		(52,508)
Disposed operations		(7,789,073)		—
At December 31	Ps.	17,520,493	Ps.	30,962,539

The roll-forward of deferred income tax assets and liabilities for the year 2022, was as follows:

			Credit (Charge)		(Charge) to
			to Consolidated		Consolidated		Credit
			Statement of		Statement of		(Charge)
			Income		Income		to OCI and		Disposed
	At January 1,		(Continuing		(Discontinued		Retained		Operations		At December 31,
	2022		Operations)		Operations)		Earnings		(see Note 3)		2022
Assets:
Accrued liabilities	Ps.	7,128,606	Ps.	(2,805,045)	Ps.	—	Ps.	—	Ps.	—	Ps.	4,323,561
Loss allowance		946,559		(338,786)		—		—		—		607,773
Customer advances		1,854,424		1,283,170		(801,843)		—		—		2,335,751
Derivative financial instruments		615		(615)		—		—		—		—
Property, plant and equipment, net		3,704,746		219,143		—		—		—		3,923,889
Prepaid expenses and other items		4,508,914		(842,078)		(1,569,159)		(47,436)		(2,050,241)		—
Tax loss carryforwards		11,401,851		1,349,105		(2,634,388)		—		—		10,116,568
Deferred income tax assets of foreign subsidiaries		218,983		27,830		—		—		—		246,813
Tax Credit		5,738,832		—		—		—		(5,738,832)		—

Liabilities:
Investments		(1,733,507)		969,922		(248,284)		311,584		—		(700,285)
Prepaid expenses and other items		—		(560,183)		—		—		—		(560,183)
Derivative financial instruments		—		(12,137)		—		(118,742)		—		(130,879)
Intangible assets and transmission rights		(2,807,484)		4,321,627		(4,156,658)		—		—		(2,642,515)
Deferred income tax assets, net	Ps.	30,962,539	Ps.	3,611,953	Ps.	(9,410,332)	Ps.	145,406	Ps.	(7,789,073)	Ps.	17,520,493

The roll-forward of deferred income tax assets and liabilities for the year 2021, was as follows:

			Credit (Charge)		Credit (Charge)		Credit
			to Consolidated		to OCI and		(Charge)
	At January 1,		Statement of		Retained		to Other		At December 31,
	2021		Income		Earnings		Accounts		2021
Assets:
Accrued liabilities	Ps.	6,219,312	Ps.	909,294	Ps.	—	Ps.	—	Ps.	7,128,606
Loss allowance		1,235,658		(289,099)		—		—		946,559
Customer advances		1,600,334		254,090		—		—		1,854,424
Derivative financial instruments		972,991		(394,096)		(578,280)		—		615
Property, plant and equipment, net		2,084,550		1,620,196		—		—		3,704,746
Prepaid expenses and other items		5,868,717		(1,274,995)		(83,947)		(861)		4,508,914
Tax loss carryforwards		11,249,585		152,266		—		—		11,401,851
Deferred income tax assets of foreign subsidiaries		261,929		(42,946)		—		—		218,983
Tax Credit		—		—		—		5,738,832		5,738,832

Liabilities:
Investments		(729,910)		(1,046,520)		42,923		—		(1,733,507)
Intangible assets and transmission rights		(2,549,784)		(257,700)		—		—		(2,807,484)
Deferred income tax assets, net	Ps.	26,213,382	Ps.	(369,510)	Ps.	(619,304)	Ps.	5,737,971	Ps.	30,962,539

The tax (charge) credit relating to components of other comprehensive income (loss) is as follows:

	2022
			Tax (Charge)
	Before Tax		Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	158,119	Ps.	(47,436)	Ps.	110,683
Exchange differences on translating foreign operations		(143,156)		(978,527)		(1,121,683)
Derivative financial instruments cash flow hedges		395,807		(118,742)		277,065
Open-Ended Fund		(131,957)		39,587		(92,370)
Other equity instruments		(906,658)		271,997		(634,661)
Share of income or loss of associates and joint ventures		4,245,546		—		4,245,546
Other comprehensive income	Ps.	3,617,701	Ps.	(833,121)	Ps.	2,784,580
Current tax			Ps.	(978,527)
Deferred tax				145,406
			Ps.	(833,121)

	2021
			Tax (Charge)
	Before Tax		Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	279,825	Ps.	(83,947)	Ps.	195,878
Exchange differences on translating foreign operations		92,555		151,555		244,110
Derivative financial instruments cash flow hedges		1,927,601		(578,280)		1,349,321
Open-Ended Fund		(19,718)		5,915		(13,803)
Other equity instruments		(123,359)		37,008		(86,351)
Share of income or loss of associates and joint ventures		245,714		—		245,714
Other comprehensive income	Ps.	2,402,618	Ps.	(467,749)	Ps.	1,934,869
Current tax			Ps.	151,555
Deferred tax				(619,304)
			Ps.	(467,749)

	2020
			Tax (Charge)
	Before Tax		Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	(344,313)	Ps.	103,294	Ps.	(241,019)
Exchange differences on translating foreign operations		133,522		408,221		541,743
Derivative financial instruments cash flow hedges		(1,370,145)		411,044		(959,101)
Warrants exercised for common stock of UHI		(21,899,164)		6,639,400		(15,259,764)
Open-Ended Fund		(904,423)		268,906		(635,517)
Other equity instruments		(353,496)		106,049		(247,447)
Share of loss of associates and joint ventures		(61,033)		—		(61,033)
Other comprehensive loss	Ps.	(24,799,052)	Ps.	7,936,914	Ps.	(16,862,138)
Current tax			Ps.	408,221
Deferred tax				7,528,693
			Ps.	7,936,914

The Group does not recognize deferred income tax liabilities related to its investments in certain associates and joint ventures, as either (i) the Group is able to control the timing of the reversal of temporary differences arising from these investments, and it is probable that these temporary differences will not reverse in the foreseeable future or (ii) no temporary difference arises due to the application of Mexican income tax law. As of December 31, 2022 and 2021, the unrecognized deferred tax liabilities in connection with the Group’s investment in PDS amounted to an aggregate of Ps.43,628 and Ps.44,945, respectively.

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

The Economic Plan for 2023 does not include any changes to the Mexican Income Tax Law, the Mexican Value Added Tax Law or the Mexican Federal Tax Code. In the Federal Income Law for 2023 approved by the Mexican Congress, the withholding income tax rate applicable to the payments of interest made by Mexican financial entities is increased from 0.08% to 0.15%.

2021 and 2022 Labor Reform

In April 2021, the Mexican Congress approved modifications to various laws in connection with outsourcing structures, including the Income Tax law, VAT Law, and the Labor Law (the “2021 Labor Reform”). Outsourcing is defined as a Mexican entity contracting with a related or unrelated legal entity/individual for services and the employees of the service provider are at the disposition and benefit of the service recipient. The most significant modifications to outsourcing included in the 2021 Labor Reform are the following:

●	The 2021 Labor Reform, generally, prohibits outsourcing activities. An exception was created to allow for the rendering of specialized services or the execution of special projects that are not within the business purpose stated in the formation documents or are no part of the primary economic activity of the service recipient (“Specialized Services”) so long as the service provided is duly registered. Entities that provide Specialized Services must comply with a registration procedure with the Mexican Ministry of Labor. The registry is public.
●	The employee profit sharing obligation is capped at an amount per employee. The maximum profit sharing payable per employee is the higher of a three-months’ salary and the average profit sharing received over the last three years.
●	Significant penalties apply to entities that do not comply with the outsourcing limitations, including potential characterization as tax fraud. Payments for outsourcing is not deductible for income tax purposes unless they qualify as Specialized Services and comply with all relevant formalities. Payments that are not deductible for the Income Tax law are also not creditable for purposes of the VAT Law. The tax law changes became effective on September 1, 2021.

During 2021, the Group’s management analyzed the effects of these changes on its Mexican operations, made the changes prescribed by the 2021 Labor Reform, including the transfer of employees among companies in the Group, and established controls to comply with the modifications to the various laws.

In December 2022, the final phase to amend Articles 76 and 78 of the Federal Labor Law was approved, under which employees will be entitled to more mandatory and paid vacation days. The amendment became effective on January 1, 2023. The amendment established that workers who have completed one year of service will enjoy an annual and continuous paid vacation period of at least twelve working days, and that it will increase by two working days, up to twenty, for each additional year of service. As of the sixth year, the vacation period will increase by two days for every five additional years of service.

25.	Earnings per CPO/Share

Basic Earnings per CPO/Share

For the years ended December 31, 2022 and 2021, the weighted average for basic earnings per CPO/Share of outstanding total shares, CPOs and Series “A,” Series “B,” Series “D,” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2022	2021
Total Shares	331,143,326	327,524,800
CPOs	2,353,417	2,326,366
Shares not in the form of CPO units:
Series “A” Shares	55,792,921	55,339,297
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

Basic earnings (loss) per CPO and per each Series “A,” Series “B,” Series “D,” and Series “L” Share (not in the form of a CPO unit) attributable to stockholders of the Company for the years ended December 31, 2022, 2021 and 2020, are presented as follows:

	2022				2021				2020
			Per				Per				Per
	Per CPO		Share (*)		Per CPO		Share (*)		Per CPO		Share (*)
Continuing operations	Ps.	(4.06)	Ps.	(0.03)	Ps.	(0.16)	Ps.	0.00	Ps.	(2.34)	Ps.	(0.02)
Discontinued operations		19.86		0.17		2.33		0.02		1.90		0.02
Basic earnings (loss) per CPO/Share attributable to stockholders of the Company	Ps.	15.80	Ps.	0.14	Ps.	2.17	Ps.	0.02	Ps.	(0.44)	Ps.	0.00

(*) Series “A,” “B,” “D,” and “L” Shares not in the form of CPO units.

Diluted Earnings per CPO/Share

Diluted earnings per CPO and per Share attributable to stockholders of the Company are calculated in connection with CPOs and shares in the LTRP.

For the years ended December 31, 2022 and 2021, the weighted average for diluted earnings per CPO/Share of outstanding total shares, CPOs and Series “A,” Series “B,” Series “D,” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2022	2021
Total Shares	351,466,191	352,134,036
CPOs	2,480,187	2,485,895
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

Diluted earnings (loss) per CPO and per each Series “A,” Series “B,” Series “D,” and Series “L” Share (not in the form of a CPO unit) attributable to stockholders of the Company for the years ended December 31, 2022, 2021 and 2020, are presented as follows:

	2022				2021				2020
			Per				Per				Per
	Per CPO		Share (*)		Per CPO		Share (*)		Per CPO		Share (*)
Continuing operations	Ps.	(4.06)	Ps.	(0.03)	Ps.	(0.16)	Ps.	0.00	Ps.	(2.34)	Ps.	(0.02)
Discontinued operations		19.86		0.17		2.33		0.02		1.90		0.02
Diluted earnings (loss) per CPO/Share attributable to stockholders of the Company	Ps.	15.80	Ps.	0.14	Ps.	2.17	Ps.	0.02	Ps.	(0.44)	Ps.	0.00

(*) Series “A,” “B,” “D,” and “L” Shares not in the form of CPO units.

26.	Segment Information

Reportable segments are those that are based on the Group’s method of internal reporting.

The Group is organized on the basis of services and products. The Group’s segments are strategic business units that offer different entertainment services and products. On January 31, 2022, the Content business and other related net assets were disposed of by the Group in conjunction with the TelevisaUnivision Transaction. Beginning in the first quarter of 2022, the Group’s operating results of its former Content business through January 31, 2022, are classified as discontinued operations, including the corresponding information for earlier period (see Notes 3 and 28). Through December 31, 2022, the Group’s reportable segments were as follows:

Cable

The Cable segment includes the operation of cable multiple systems covering the Mexico City metropolitan area, Monterrey and suburban areas, and over 200 other cities of Mexico, as well as the operation of telecommunication facilities through a fiber-optic network that covers the most important cities and economic regions of Mexico and the cities of San Antonio and San Diego in the United States (Bestel).

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

Sky

The Sky segment includes DTH broadcast satellite pay television services in Mexico, Central America and the Dominican Republic. Sky revenues are primarily derived from program services, installation fees,  equipment rental to subscribers, and national advertising sales.

Other Businesses

The Other Businesses segment included the Group’s domestic operations in sports and show business promotion, soccer, publishing distribution, gaming, and transmission concessions and facilities.

Through December 31, 2021, the Other Businesses segment included the Group’s feature-film production and distribution, domestic operations in sports and show business promotion, soccer, publishing and publishing distribution, and gaming. On January 31, 2022, the feature-film production and distribution business was disposed of by the Group in conjunction with the TelevisaUnivision Transaction. Beginning in the first quarter of 2022, the Group’s operating results of the feature-film production and distribution business through January 31, 2022, are classified as discontinued operations, including the corresponding information for earlier periods (see Notes 3 and 28).

The table below presents information by segment and a reconciliation to consolidated total of continuing operations for the years ended December 31, 2022, 2021 and 2020:

			Intersegment		Consolidated		Segment
	Total Revenues		Revenues		Revenues		Income
2022:
Cable	Ps.	48,411,776	Ps.	151,403	Ps.	48,260,373	Ps.	19,902,785
Sky		20,339,038		3,804		20,335,234		6,416,270
Other Businesses		7,338,790		407,788		6,931,002		1,691,041
Segment totals		76,089,604		562,995		75,526,609		28,010,096
Reconciliation to consolidated amounts:
Corporate expenses		—		—		—		(1,538,085)
Intersegment operations		(562,995)		(562,995)		—		(120,424)
Depreciation and amortization expense		—		—		—		(21,117,432)
Consolidated revenues and operating income before other expense		75,526,609		—		75,526,609		5,234,155	(1)
Other expense, net		—		—		—		(815,565)
Consolidated revenues and operating income	Ps.	75,526,609	Ps.	—	Ps.	75,526,609	Ps.	4,418,590	(2)

			Intersegment		Consolidated		Segment
	Total Revenues		Revenues		Revenues		Income
2021:
Cable	Ps.	48,020,929	Ps.	54,919	Ps.	47,966,010	Ps.	20,285,023
Sky		22,026,616		1,858		22,024,758		8,504,169
Other Businesses		4,388,141		463,477		3,924,664		589,745
Segment totals		74,435,686		520,254		73,915,432		29,378,937
Reconciliation to consolidated amounts:
Corporate expenses		—		—		—		(2,351,342)
Intersegment operations		(520,254)		(520,254)		—		(1,608)
Depreciation and amortization expense		—		—		—		(20,053,302)
Consolidated revenues and operating income before other income		73,915,432		—		73,915,432		6,972,685	(1)
Other income, net		—		—		—		3,716,237
Consolidated revenues and operating income	Ps.	73,915,432	Ps.	—	Ps.	73,915,432	Ps.	10,688,922	(2)

			Intersegment		Consolidated		Segment
	Total Revenues		Revenues		Revenues		Income
2020:
Cable	Ps.	45,367,108	Ps.	59,071	Ps.	45,308,037	Ps.	18,898,301
Sky		22,134,701		225		22,134,476		9,135,346
Other Businesses		3,480,932		466,490		3,014,442		(52,971)
Segment totals		70,982,741		525,786		70,456,955		27,980,676
Reconciliation to consolidated amounts:
Disposed operations (3)		223,272		—		223,272		(3,991)
Corporate expenses		—		—		—		(2,223,616)
Intersegment expenses		(525,786)		(525,786)		—		(1,555)
Depreciation and amortization expense		—		—		—		(19,921,984)
Consolidated revenues and operating income before other income		70,680,227		—		70,680,227		5,829,530	(1)
Other income, net		—		—		—		628,622
Consolidated revenues and operating income	Ps.	70,680,227	Ps.	—	Ps.	70,680,227	Ps.	6,458,152	(2)

(1)	This amount represents income before other income or expense, net.
(2)	This amount represents consolidated operating income.
(3)	Through the third quarter of 2019, the former Radio operations the Group were reported as part of the Group’s Other Businesses segment. In 2020, the Radio operations were classified as disposed operations of the Group for comparison purposes.

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

Allocation of Corporate Expenses

Non-allocated corporate expenses primarily include share-based compensation expense for certain key officers and employees in connection with the Company’s LTRP, as well as other general expenses that, because of their nature and characteristics, are not subject to be allocated within the Group’s business segments.

The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31, 2022, 2021 and 2020:

			Segment		Additions to
	Segment Assets		Liabilities		Property, Plant
	at Year-End		at Year-End		and Equipment
2022:
Continuing operations:
Cable	Ps.	121,786,224	Ps.	23,278,943	Ps.	13,011,456
Sky		24,590,186		9,570,547		3,891,684
Other Businesses		16,285,203		3,779,852		273,881
Corporate asset		—		—		68,750
Disposed operations		—		—		69,616
Total	Ps.	162,661,613	Ps.	36,629,342	Ps.	17,315,387

2021:
Continuing operations:
Cable	Ps.	119,102,077	Ps.	24,449,798	Ps.	17,339,270
Sky		25,615,006		10,745,984		4,949,039
Content		93,463,141		37,286,277		909,164
Other Businesses		8,744,886		3,203,932		70,374
Total	Ps.	246,925,110	Ps.	75,685,991	Ps.	23,267,847

2020:
Continuing operations:
Cable	Ps.	112,478,015	Ps.	22,295,808	Ps.	14,182,848
Sky		26,423,707		10,696,397		5,361,494
Content		80,237,558		27,427,941		479,731
Other Businesses		8,177,183		3,936,289		107,665
Total	Ps.	227,316,463	Ps.	64,356,435	Ps.	20,131,738

Segment assets reconcile to total assets as of December 31, 2022 and 2021, as follows:

	2022		2021
Segment assets	Ps.	162,661,613	Ps.	246,925,110
Investments attributable to:
Cable		750,169		614,146
Content		—		31,920,796
Other Businesses(1)		3,643,916		245,372
TelevisaUnivision		49,446,349		—
Goodwill attributable to:
Cable		13,794,684		13,794,684
Content		—		241,973
Other Businesses(1)		110,314		—
Other assets		68,700,486		—
Total assets	Ps.	299,107,531	Ps.	293,742,081

(1)	Includes investments and goodwill that through January 31, 2022 were part of the Group’s former Content business.

Equity method gain (loss) recognized in income for the years ended December 31, 2022, 2021 and 2020 attributable to equity investments in Cable, was Ps.38,833, Ps.161,468 and Ps.(7,826), respectively.

Equity method (loss) gain recognized in income for the years ended December 31, 2022, 2021 and 2020 attributable to equity investments in TelevisaUnivision, was Ps.(7,418,536), Ps.3,560,248 and Ps.(5,456,386), respectively. Through January 31, 2022 were part of the Group’s former Content business.

Equity method gain (loss) recognized in income for the years ended December 31, 2022, 2021 and 2020 attributable to equity investments in Other Businesses, was Ps.1,454, Ps.(49,839) and Ps.(275,456), respectively.

Segment liabilities reconcile to total liabilities as of December 31, 2022 and 2021, as follows:

	2022		2021
Segment liabilities	Ps.	36,629,342	Ps.	75,685,991
Debt not allocated to segments		101,590,649		121,532,026
Other liabilities		16,757,635		—
Total liabilities	Ps.	154,977,626	Ps.	197,218,017

Geographical segment information:

					Additions to
			Segment Assets at		Property, Plant and
	Total Revenues		Year-End		Equipment
2022:
Mexico	Ps.	73,845,741	Ps.	149,520,957	Ps.	17,102,445
Other countries (1)		1,680,868		13,140,656		212,942
	Ps.	75,526,609	Ps.	162,661,613	Ps.	17,315,387
2021:
Mexico	Ps.	72,076,755	Ps.	230,559,883	Ps.	22,859,403
Other countries (1)		1,838,677		16,365,227		408,444
	Ps.	73,915,432	Ps.	246,925,110	Ps.	23,267,847
2020:
Mexico	Ps.	68,638,166	Ps.	215,395,954	Ps.	19,707,436
Other countries (1)		2,042,061		11,920,509		424,302
	Ps.	70,680,227	Ps.	227,316,463	Ps.	20,131,738

(1)	The United States is the largest country from which revenue is derived.

Revenues are attributed to geographical segment based on the location of customers.

Disaggregation of Total Revenues

The table below present total revenues of continuing operations for each reportable segment disaggregated by major service/product lines and primary geographical market for the years ended December 31, 2022, 2021 and 2020:

	Domestic		Export		Abroad		Total
2022:
Cable:
Digital TV Service (a)	Ps.	16,054,150	Ps.	—	Ps.	—	Ps.	16,054,150
Advertising		2,073,346		—		—		2,073,346
Broadband Services (a)		19,197,699		—		—		19,197,699
Telephony (a)		5,259,768		—		—		5,259,768
Other Services		627,303		—		—		627,303
Enterprise Operations		4,940,564		—		258,946		5,199,510

Sky:
DTH Broadcast Satellite TV (a)		17,970,812		—		1,101,419		19,072,231
Advertising		1,183,495		—		—		1,183,495
Pay-Per-View		71,003		—		12,309		83,312

Other Businesses:
Gaming		2,493,534		—		—		2,493,534
Soccer, Sports and Show Business Promotion		2,189,093		308,194		—		2,497,287
Publishing - Magazines		275,755		—		—		275,755
Publishing - Advertising		152,820		—		—		152,820
Publishing Distribution		261,077		—		—		261,077
Transmission Concessions Rights and Facilities of production		1,658,317		—		—		1,658,317
Segment totals		74,408,736		308,194		1,372,674		76,089,604
Intersegment eliminations		(562,995)		—		—		(562,995)
Consolidated total revenues	Ps.	73,845,741	Ps.	308,194	Ps.	1,372,674	Ps.	75,526,609

	Domestic		Export		Abroad		Total
2021:
Cable:
Digital TV Service (a)	Ps.	15,883,520	Ps.	—	Ps.	—	Ps.	15,883,520
Advertising		1,971,853		—		—		1,971,853
Broadband Services (a)		18,648,098		—		—		18,648,098
Telephony (a)		4,977,671		—		—		4,977,671
Other Services		598,890		—		—		598,890
Enterprise Operations		5,699,425		—		241,472		5,940,897

Sky:
DTH Broadcast Satellite TV (a)		19,210,652		—		1,514,377		20,725,029
Advertising		1,233,537		—		—		1,233,537
Pay-Per-View		56,883		—		11,167		68,050

Other Businesses:
Gaming		1,673,911		—		—		1,673,911
Soccer, Sports and Show Business Promotion		1,658,928		71,661		—		1,730,589
Publishing - Magazines		341,159		—		—		341,159
Publishing - Advertising		143,622		—		—		143,622
Publishing Distribution		286,454		—		—		286,454
Transmission Concessions Rights and Facilities of production		212,406		—		—		212,406
Segment totals		72,597,009		71,661		1,767,016		74,435,686
Intersegment eliminations		(520,254)		—		—		(520,254)
Consolidated total revenues	Ps.	72,076,755	Ps.	71,661	Ps.	1,767,016	Ps.	73,915,432

	Domestic		Export		Abroad		Total
2020:
Cable:
Digital TV Service (a)	Ps.	16,549,458	Ps.	—	Ps.	—	Ps.	16,549,458
Advertising		1,633,201		—		—		1,633,201
Broadband Services (a)		16,540,687		—		—		16,540,687
Telephony (a)		4,382,964		—		—		4,382,964
Other Services		702,023		—		—		702,023
Enterprise Operations		5,245,443		—		313,332		5,558,775

Sky:
DTH Broadcast Satellite TV (a)		19,398,285		—		1,569,999		20,968,284
Advertising		1,112,662		—		—		1,112,662
Pay-Per-View		42,291		—		11,464		53,755

Other Businesses:
Gaming		959,985		—		—		959,985
Soccer, Sports and Show Business Promotion		1,382,708		146,324		—		1,529,032
Publishing - Magazines		269,768		—		942		270,710
Publishing - Advertising		173,645		—		—		173,645
Publishing Distribution		309,673		—		—		309,673
Transmission Concessions Rights and Facilities of production		237,887		—		—		237,887
Segment totals		68,940,680		146,324		1,895,737		70,982,741
Disposed operations: Radio - Advertising (see Note 3)		223,272		—		—		223,272
Intersegment eliminations		(525,786)		—		—		(525,786)
Consolidated total revenues	Ps.	68,638,166	Ps.	146,324	Ps.	1,895,737	Ps.	70,680,227

(a)	Digital TV Service revenues include revenue from leasing set-top equipment to subscribers in the Cable segment in the amount of Ps.5,899,902, Ps.5,678,042 and Ps.5,514,984, for the years ended December 31, 2022, 2021 and 2020, respectively. DTH Broadcast Satellite TV revenues include revenue from leasing set-top equipment to subscribers in the Sky segment in the amount of Ps.7,783,254, Ps.9,338,664 and Ps.9,212,317, for the years ended December 31, 2022, 2021 and 2020 respectively. Revenue from leasing set-top equipment to subscribers is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group’s property, plant and equipment and is leased to subscribers through operating lease contracts.

Revenues from external customers for the years ended December 31, 2022, 2021 and 2020 are presented by sale source, as follows:

	2022		2021		2020
Services	Ps.	59,788,397	Ps.	57,331,417	Ps.	54,397,074
Royalties		1,187,135		689,870		669,294
Goods		683,740		775,318		805,690
Leases (1)		13,867,337		15,118,827		14,808,169
Total	Ps.	75,526,609	Ps.	73,915,432	Ps.	70,680,227

(1)

This line includes primarily revenue from leasing set-top equipment to subscribers in the Cable and Sky segments, which is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group’s property and equipment and is leased to subscribers through operating lease contracts.

27.	Commitments, Lawsuit Settlement Agreement and Contingencies

Commitments

As of December 31, 2022, the Group had commitments for transmission rights to be acquired, mainly related to special events, in the aggregate amount of U.S.$521.8 million (Ps.10,162,968) with various payment commitments to be made between 2023 and 2031.

At December 31, 2022, the Group had commitments in an aggregate amount of Ps.1,747,473, of which Ps.12,292, were commitments related to gaming operations, Ps.40,304, were commitments to acquire television technical equipment, Ps.167,040, were commitments for the acquisition of software and related services, and Ps.1,527,837, were construction commitments for building improvements and technical facilities.

As of December 31, 2022, in connection with a long-term credit facility, the Group had commitments to provide financing to GTAC in the principal amounts of U.S.$4.0 million (Ps.77,904) and Ps.147,194 in 2023 (see Note 10).

At December 31, 2022, the Group had the following aggregate minimum annual commitments (undiscounted) for the use of satellite transponders:

	Thousands of
	U.S. Dollars
2023	U.S.$	6,629
2024		6,540
2025		3,491
2026 and thereafter		948
	U.S.$	17,608

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

In October 2022, The Company, Televisa, S. de R.L. de C.V. and certain subsidiaries of the Company of the Cable and Sky segments (the “Complainants”) obtained favorable amparo resolutions from a Federal specialized judge, ruling the determination by the IFT of substantial power in the market of restricted television and audio services in 35 municipalities of Mexico as a result of the acquisition of the residential optical fiber-to-the home and related assets from Axtel, S.A.B. de C.V. on 2018, to be unconstitutional. In the event the authority challenges this resolution, the Complainants would continue defending the judgment and will seek to extend the effects of its protection.

Lawsuit Settlement Agreement

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

On May 19, 2021, the District Court issued an order disqualifying class counsel and stayed the case for thirty days so the class representative could identify replacement counsel. On June 17, 2021, the District Court granted a request from the class representative and disqualified counsel to extend the stay for an additional sixty days. On June 18, 2021, a petition for a writ of mandamus was filed in the Court of Appeals, seeking reinstatement of disqualified counsel. On June 23, 2021, the Court of Appeals granted a request from the petitioners to stay proceedings in the District Court pending the Court of Appeals’ decision on the petition. On August 24, 2021, the Court of Appeals denied the petition. On September 14, 2021, the case was returned to the District Court. On October 8, 2021, the District Court appointed new class counsel. On October 22, 2021, the Company filed a motion to define the class period. On March 31, 2022, the discovery period concluded, with exceptions.

On July 20, 2022, the District Court issued a decision on the Company’s class definition motion, defining the class period as April 11, 2013 through November 17, 2017, inclusive. On August 3, 2022, the Company filed a petition with the Court of Appeals seeking permission for leave to appeal the District Court’s order. On November 15, 2022, the Court of Appeals denied the Company’s petition. On August 5, 2022, the Company filed a motion for summary judgment.

On November 23, 2022, the Company announced that it had reached an agreement in principle to settle the securities class action. As set forth in that disclosure, the Company will be paying approximately U.S.$21.5 million of the total settlement amount of U.S.$95 million, with the remainder to be funded under the Company’s insurance policies. As explained in the disclosure, while the Company continues to believe that the allegations in the case were without merit, it also believes that eliminating the distraction, expense, and risk of continued litigation is in the best interests of the Company and its shareholders. On December 28, 2022, the parties executed a memorandum of understanding memorializing the agreement in principle. On February 28, 2023, the parties executed a settlement agreement to fully resolve and settle the class’s claims, which the lead plaintiff filed with the District Court the same day, along with a motion for preliminary approval of the settlement. On March 17, 2023, the District Court held a conference to discuss the motion for preliminary approval of the settlement. The District Court directed the parties to revise the settlement agreement to clarify certain issues relating to a potential award of attorneys’ fees. The Company is working with lead plaintiff to submit to the District Court a revised settlement agreement that comports with the District Court’s direction. The settlement is subject to approval by the District Court, notice to the class, and the satisfaction of customary conditions to effectiveness.

In the fourth quarter of  2022, the Company recognized a provision for the settlement of this class action lawsuit in the amount of  U.S.$95.0 million (Ps.1,850,220), and a receivable for a related reimbursement  in the amount of U.S.$73.5 million (Ps.1,431,486) to be funded by the Company’s insurance contracts, which were classified in current liabilities and assets, respectively, in the Group’s consolidated statement of financial position as of December 31, 2022. The net amount of U.S.$21.5 million (Ps.425,762) was recognized in other expense in the Group’s consolidated statement of income for the year ended December 31, 2022 (see Note 22).

Contingencies

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

On July 29, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (CM Equipos y Soporte, S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 32 foreign trade operations carried out during fiscal year 2016. On July 10, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to a determination of non-compliance with the payment of the referred contributions. On August 21, 2020, through several documents submitted to the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s most recent partial record. On May 28, 2021, the subsidiary was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.256.3 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Normas Oficiales Mexicanas, or Official Mexican Standards (NOM-019-SCFI-1998, NOM-EM-015-SCFI-2015 and NOM-024-SCFI-2013), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On July 12, 2021, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date these financial statements, it is not possible to determine if the outcome would be adverse or favorable to the Company.

On June 19, 2020, the tax authority initiated a tax audit of an indirect subsidiary of the Company that carries out operations in the soccer business. The purpose of the tax audit was to verify compliance with tax provisions for the period from January 1 to December 31, 2014, regarding federal taxes as direct subject, as well as its withholding of income tax and value added tax. On August 9, 2022, the authorities informed the subsidiary of the facts and omissions detected during the development of the verification process, that could entail a default on the payment of the abovementioned taxes. On December 8, 2022, such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.575 million, for income tax of the abovementioned fiscal year. On January 31, 2023, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority against such tax liability, which is in process of being resolved. As of the date these financial statements, the Company has not determined whether the outcome would be adverse to the Company’s interests.

The matters discussed as contingencies in the previous paragraphs did not require the recognition of a provision as of December 31, 2022.

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

28.	Income from Discontinued Operations, Net

The operations of the Group’s former Content segment and feature-film production and distribution business were discontinued on January 31, 2022, in connection with the closing of the TelevisaUnivision Transaction. As a result, the Group’s consolidated statements of income for the years ended December 31, 2022, 2021 and 2020, present the results of operations of the Group’s former Content segment and feature-film production and distribution business as net income from discontinued operations for the month ended January 31, 2022, and for the years ended December 31, 2021 and 2020. Accordingly, the Group’s consolidated statements of income for the years ended December 31, 2021 and 2020, have been modified from those previously reported by the Company for those years to present the results from discontinued operations for the businesses disposed of by the Group on January 31, 2022 (see Note 3).

Income from discontinued operations, net, for the years ended December 31, 2022, 2021 and 2020, is presented as follows:

	2022		2021		2020
Net income from discontinued operations	Ps.	156,655	Ps.	8,529,547	Ps.	6,092,662
Gain (loss) on disposition of discontinued operations, net		56,065,530		(1,943,647)		—
Income from discontinued operations, net	Ps.	56,222,185	Ps.	6,585,900	Ps.	6,092,662

Net income from discontinued operations for the years ended December 31, 2022, 2021 and 2020, is presented as follows:

	2022		2021		2020
Revenues	Ps.	2,302,875	Ps.	35,822,423	Ps.	32,457,395
Cost of revenues and operating expenses		1,922,035		22,818,205		20,973,331
Income before other expense		380,840		13,004,218		11,484,064
Other expense, net		19,796		397,584		394,994
Operating income		361,044		12,606,634		11,089,070
Finance (expense) income, net		(137,251)		151,788		(627,403)
Share of income of associates, net		—		847		—
Income before income taxes		223,793		12,759,269		10,461,667
Income taxes		67,138		4,229,722		4,369,005
Net income from discontinued operations	Ps.	156,655	Ps.	8,529,547	Ps.	6,092,662

In connection with the TelevisaUnivision Transaction, the Group has recognized an income from disposition of discontinued operations in the aggregate amount of Ps. 93,066,741 in its consolidated statement of income for the year ended December 31, 2022, comprising a consideration in cash from TelevisaUnivision in the aggregate amount of U.S.$2,971.3 million (Ps.61,214,741); consideration in the form of common and preferred stock of TelevisaUnivision, in the aggregate amount of U.S.$1,500.0 million (Ps.30,912,000); and a cash consideration received from Tritón Comunicaciones, S.A. de C.V., a company of the Azcárraga family, in the amount of Ps.940,000, related to the purchase of  the rights for the production of news content for Mexico. The gain on disposition of discontinued operations related to the TelevisaUnivision Transaction, net of income taxes, amounted to Ps.56,065,530, for the year ended December 31, 2022, and a loss of Ps.1,943,647, for the year ended December 31, 2021, and consisted of the total consideration received by the Group for the shares of those companies that were disposed of by the Group on January 31, 2022, and certain other net assets and rights that were transferred by the Group to TelevisaUnivision and Tritón, less the carrying amounts of these consolidated net assets as of January 31, 2022, and related expenses and income taxes incurred by the Group in connection with the TelevisaUnivision Transaction for the years ended December 31, 2022 and 2021 (see Note 3).

Gain or (loss) on disposition of discontinued operations, net, for the years ended December 31, 2022, and 2021, is presented as follows:

	2022		2021
Gain (loss) on disposition of discontinued operations before income taxes	Ps.	75,192,421	Ps.	(1,100,645)
Income taxes		19,126,891		843,002
Gain (loss) on disposition of discontinued operations, net	Ps.	56,065,530	Ps.	(1,943,647)

The total carrying amount of the consolidated net assets disposed of by the Group on January 31, 2022, in connection with the TelevisaUnivision Transaction is presented, as follows:

	2022
ASSETS
Current assets:
Cash and cash equivalents	Ps.	(1,890,141)
Trade accounts and notes receivable, net		(1,997,862)
Other accounts, taxes receivable and notes receivable, net		(2,388,939)
Transmission rights and programming		(7,162,846)
Other current assets		(2,312,941)
Total current assets		(15,752,729)
Non-current assets:
Transmission rights and programming		(8,513,024)
Investments in financial instruments		(1,721,654)
Property, plant and equipment, net		(3,955,680)
Right-of-use assets, net		(2,179,704)
Intangible assets and goodwill, net		(623,818)
Deferred income tax assets		(7,847,995)
Other assets		(9,716)
Total non-current assets		(24,851,591)
Total assets	Ps.	(40,604,320)

LIABILITIES
Current liabilities:
Current portion of lease liabilities	Ps.	470,686
Trade accounts payable and accrued expenses		6,856,041
Customer deposits and advances		2,071,060
Due from related parties		5,383,763
Other current liabilities		1,983,995
Total current liabilities		16,765,545
Non-currents liabilities:
Lease liabilities, net of current portion		1,703,747
Post-employment benefits		1,105,376
Other non-current liabilities		4,246,327
Total non-current liabilities		7,055,450
Total liabilities	Ps.	23,820,995
Desconsolidation net assets		3,598,567
Total net assets	Ps.	(13,184,758)

Consideration received, satisfied in cash	Ps.	67,985,597
Cash and cash equivalents disposed of		(1,890,143)
Net cash inflows	Ps.	66,095,454

Cash flows provided by (used in) discontinued operations

	2022		2021		2020
Net cash provided by operating activities	Ps.	—	Ps.	6,993,434	Ps.	4,546,516
Net cash provided by (used in) investing activities		66,025,838		(2,016,523)		(864,053)
Net cash used in financing activities		(15,218)		(758,999)		(757,024)
Net cash flows	Ps.	66,010,620	Ps.	4,217,912	Ps.	2,925,439

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

For year ended December 31, 2022, the COVID-19 pandemic still had a negative effect on our business, financial position and results of operations, and it is currently difficult to predict the degree of the impact in the future.

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

Substantially all non-essential economic activities are open. However, a resurgence of COVID-19, an increase in infection rates or the effect of new variants could trigger a renewal of governmental restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guideline, which could be expensive or burdensome to implement, and which may affect the Group´s operations. The magnitude of the continuing impact of COVID-19 and new and emerging variants on the Group’s businesses will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, consumer behavior in response to the COVID-19 pandemic and such governmental actions, as well as economic and operating conditions in the aftermath of COVID-19. Due to the evolving and uncertain nature of the COVID-19 pandemic and the risk of new variants, the Company’s management is not able to estimate the full extent of the impact that COVID-19 may have in the Group’s businesses, financial position and results of operations over the near, medium or long-term.

30. Events after the Reporting Period

In February 2023, the Company’s Board of Directors approved a proposed dividend of Ps.0.35 per CPO payable in the second quarter of 2023, subject to approval of the Company’s stockholders.

In February 2023, Sky executed a revolving credit facility with a Mexican bank for an amount up to Ps.1,000,000, and with a maturity in 2028. The funds may be used for general corporate purposes, including the repayment of debt. Under the terms of this revolving credit facility, Sky is required to comply with certain restrictive covenants and financial coverage ratios. In March 2023, upon the maturity of loans with two Mexican banks, Sky repaid the remaining portions of these loans in the aggregate principal amount of Ps.1,000,000 with (i) available cash on hand in the amount of Ps.600,000 and (ii) funds from this revolving credit facility in the principal amount of Ps.400,000, plus interest payable on a monthly basis at the annual interest rate of TIIE plus 0.85%. As of March 31, 2023, the unused principal amount of this revolving credit facility amounted to Ps.600,000.

In March 2023, the Company received funds derived from insurance contracts in the amount of U.S.$73.5 million (Ps.1,325,600) in connection with a provision for the settlement of a class action lawsuit (see Note 27).

On April 20, 2023, the District Court granted preliminary approval of the settlement agreement discussed in Note 27. The settlement remains subject to notice to the class, final approval by the District Court, and the satisfaction of customary conditions to effectiveness. Within twenty business days of receiving of complete payment instructions, the Company must transfer the settlement amount to the designated escrow account that was established for the administration of the settlement.

On April 26, 2023, the Company’s stockholders approved, among other resolutions, (i) the audited consolidated financial statements of the Company as of December 31, 2022, and for the year ended on that date; (ii) the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO, which will be paid in May 2023; (iii) the cancellation in May 2023 of 8,294.7 million shares of the Company’s capital stock in the form of 70.9 million CPOs, which were repurchased by the Company in 2022 and 2023; and (iv) a reorganization to separate from the Company certain businesses of the Group’s Other Businesses segment, including the soccer operations, the Azteca Stadium, gaming operations, and publishing and distribution of magazines. This reorganization will be implemented through a partial spin-off (escisión) of the Company and the creation of a new holding company of the spun-off businesses, which will be listed on the Mexican Stock Exchange and will have conditions, including compliance with applicable law, as well as obtaining all required corporate and regulatory authorizations (see Note 3).