Form 20-F
period 2023-12-31
GRUPO TELEVISA, S.A.B.
filed 2024-04-30
CIK 912892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2023
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Telephone: (011 52) (55) 5022 5899
Facsimile: (011 52) (55) 5261 2546
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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023 was:

113,441,703,064 Series “A” Shares

50,345,306,879 Series “B” Shares

80,094,748,176 Series “L” Shares

80,094,748,176 Series “D” Shares

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

☐ Yes ☒ No

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b)

☐ Yes ☒ No

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

☐ Yes ☒ No

We publish our financial statements in accordance with International Financial Reporting Standards, or IFRS Accounting Standards, as issued by the International Accounting Standards Board, or IASB, which differ in some significant respects from generally accepted accounting principles in the United States, or U.S. GAAP, and accounting procedures adopted in other countries.

Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2023 and (ii) references to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “U.S. dollars,” “$” or “U.S.$” are to United States dollars.

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

Forward-Looking Statements and Risk Factors Summary

This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. In addition, we may from time to time make forward-looking statements in reports to the SEC, on Form 6-K, in annual reports to stockholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “seek”, “potential”, “target”, “estimate”, “project”, “predict”, “forecast”, “guideline”, “may”, “should”, “could”, “will” and similar words and expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements. Examples of these forward-looking statements include, but are not limited to:

●	estimates and projections of financial results, cash flows, capital expenditures, dividends, capital structure, financial position or other financial items or ratios;
●	statements of our plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;
●	statements concerning our current and future plans regarding our investment in Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V., or GTAC;
●	statements concerning our future plans, including capital expenditures, regarding the pay-TV, broadband and/or telephony services provided by our subsidiaries;
●	statements concerning our transactions with TelevisaUnivision, Inc., or TelevisaUnivision, our current and future plans regarding our investment in the common stock and preferred stock of TelevisaUnivision and the TelevisaUnivision Transaction (as defined below, and as described below under “Information on the Company—Business Overview—TelevisaUnivision—TelevisaUnivision Transaction”) completed on January 31, 2022;
●	statements concerning certain businesses that were part of our former Other Businesses segment;
●	statements concerning our current and future plans, including capital expenditures, regarding our investment in Innova, S. de R.L. de C.V., or Innova, and our transactions and relationship with AT&T, including our previously announced agreement with AT&T to acquire its participation in Sky;
●	statements about our future economic performance or statements concerning general economic, political or social conditions in Mexico or other countries in which we operate or have investments;
●	statements concerning the impact of the resurgence of the COVID-19 pandemic or the emergence of a new pandemic, as well as any possible adverse effects; and
●	statements or assumptions underlying these statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. We caution you that a number of important risks and uncertainties including those discussed under “— Risk Factors”, could cause actual results to differ materially from those expressed in or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following risks, uncertainties and other factors:

●	economic and political developments and conditions and government policies in Mexico or elsewhere;
●	uncertainty in global financial markets;
●	the resurgence of the COVID-19 pandemic or the emergence of a new pandemic;
●	currency fluctuations or the depreciation of the Peso;
●	changes in inflation rates;
●	changes in interest rates;
●	the impact of existing laws and regulations, changes thereto or the imposition of new laws and regulations affecting our businesses, activities and investments;
●	the risk that our concessions may not be renewed;
●	the risk of loss of transmission or loss of the use of satellite transponders;
●	changes in customer demand;
●	effects of competition;
●	incidents affecting our network and information systems or other technologies;
●	the results of operations of TelevisaUnivision; and
●	the other risks and uncertainties discussed under “— Risk Factors” and elsewhere in this report.

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

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

Selected Financial Data

The following tables present our selected consolidated financial information as of and for each of the periods indicated. This information is qualified in its entirety by reference to, and should be read together with, our audited consolidated year-end financial statements. The following data for each of the years ended December 31, 2023, 2022 and 2021 has been derived from our audited consolidated year-end financial statements, including the consolidated statements of financial position as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2023, 2022 and 2021, and the accompanying notes appearing elsewhere in this annual report.

The selected consolidated financial information as of December 31, 2023, 2022 and 2021, and for the years ended December 31, 2023, 2022 and 2021, was prepared in accordance with IFRS Accounting Standards, as issued by the IASB.

The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translations included in the following tables is determined by reference to the interbank free market exchange rate (the “Interbank Rate”), as reported by Banco Nacional de México, S.A., or CitiBanamex, as of December 31, 2023, which was Ps.16.9325 per U.S. Dollar. This annual report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated. The interbank free market rate, or the Interbank Rate, as reported by Banco Nacional de Mexico, S.A., or CitiBanamex, as of March 31, 2024, was Ps.16.5450 per U.S. Dollar.

	Year Ended December 31
	2023		2023		2022		2021(4)

	(Millions of U.S. Dollars or millions of Pesos)(1)
Income Statement Data:
Revenues	U.S.$	4,357	Ps.	73,768	Ps.	75,527	Ps.	73,915
Operating income		157		2,655		4,419		10,689
Finance expense, net(2)		(277)		(4,698)		(9,206)		(11,918)
Net (loss) income from continuing operations(4)		(520)		(8,807)		(10,938)		769
Income from discontinued operations, net(4)		—		—		56,222		6,586
Net (loss) income		(520)		(8,807)		45,284		7,355
Net (loss) income attributable to stockholders of the Company		(497)		(8,423)		44,712		6,056
Net (loss) income attributable to non-controlling interests		(23)		(384)		572		1,299
Basic loss per CPO attributable to stockholders of the Company of continuing operations(4)		—		(3.01)		(4.06)		(0.16)
Basic earnings per CPO attributable to stockholders of the Company of discontinued operations(4)		—		—		19.86		2.33
Basic (loss) earnings per CPO attributable to stockholders of the Company(3)		—		(3.01)		15.80		2.17

	Year Ended December 31
	2023		2023		2022		2021
Diluted loss per CPO attributable to stockholders of the Company of continuing operations(4)		—		(3.01)		(4.06)		(0.16)
Diluted earnings per CPO attributable to stockholders of the Company of discontinued operations(4)		—		—		19.86		2.33
Diluted (loss) earnings per CPO attributable to stockholders of the Company(3)		—		(3.01)		15.80		2.17
Weighted-average number of shares outstanding (in millions)(3)(5)		—		327,174		331,143		327,525
Cash dividend per CPO(3)		—		0.35		0.35		0.35
Comprehensive Income Data:
Total comprehensive (loss) income	U.S.$	(466)	Ps.	(7,896)	Ps.	48,068	Ps.	9,290
Total comprehensive (loss) income attributable to stockholders of the Company		(441)		(7,466)		47,510		7,991
Total comprehensive (total) income attributable to non-controlling interests		(25)		(430)		558		1,299

	Year Ended December 31
	2023		2023		2022		2021
Financial Position Data:
Cash and cash equivalents	U.S.$	1,924	Ps.	32,586	Ps.	51,131	Ps.	25,828
Total assets		15,513		262,670		299,108		293,742
Current portion of long-term debt(6)		590		9,988		1,000		4,106
Interest payable(6)		89		1,507		1,761		2,035
Long-term debt, net of current portion(7)		4,639		78,548		104,241		121,686
Customer deposits and advances		82		1,392		1,841		8,999
Current portion of deferred revenue		17		288		288		—
Deferred revenue, net of current portion		289		4,890		5,178		—
Capital stock		279		4,723		4,837		4,837
Total equity (including non-controlling interests)		7,953		134,672		144,130		96,524
Shares outstanding (in millions)(5)		—		323,977		330,740		329,296

	2023		2023		2022		2021
Cash Flow Data:
Net cash provided by operating activities	U.S.$	898	Ps.	15,201	Ps.	12,468	Ps.	29,324
Net cash (used in) provided by investing activities		(931)		(15,758)		42,705		(18,845)
Net cash used in financing activities		(1,048)		(17,753)		(29,769)		(13,732)
(Decrease) increase in cash and cash equivalents		(1,095)		(18,545)		25,303		(3,230)
Other Financial Information:
Capital expenditures(8)	U.S.$	869	Ps.	14,708	Ps.	17,315	Ps.	23,268
Other Data (unaudited):
Magazine circulation (millions of copies)(9)		—		6		7		11
Number of employees (at year end)		—		32,932		37,374		46,786
Number of Sky Pay Television RGUs (in thousands at year end)(10)		—		5,567		6,257		7,408
Number of Sky Broadband Internet RGUs (in thousands at year end)(10)		—		515		640		727
Number of Sky Mobile RGUs (in thousands at year end)(10)		—		33		16		31
Number of Cable Pay Television RGUs (in thousands at year end)(11)		—		4,059		4,458		4,166
Number of Cable Broadband Internet RGUs (in thousands at year end)(11)		—		5,678		5,984		5,649
Number of Cable Digital Telephony RGUs (in thousands at year end)(11)		—		5,351		5,234		4,617
Number of Cable Mobile RGUs (in thousands at year end)(11)		—		308		240		156

Notes to Selected Consolidated Financial Information:

(1)	Except for Certificado de Participación Ordinario, or CPO, magazine circulation, employees, Revenue Generating Units, or RGUs. An RGU is defined as an individual service subscriber who is billable under each service (satellite pay television, broadband internet and voice).
(2)	Includes interest expense, interest income, foreign exchange loss or gain, net, and other finance income or expense, net. See Note 23 to our consolidated year-end financial statements.
(3)	For further analysis of net earnings per CPO (as well as corresponding amounts per Series “A” Share not traded as CPOs), see Note 25 to our consolidated year-end financial statements. In April 2024, 2023 and 2022 the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO, respectively.
(4)	The Group’s condensed consolidated statement of income for the year ended December 31, 2021 has been prepared to present the results from discontinued operations for the businesses disposed of by the Group on January 31, 2022, based on the Group’s previously reported audited consolidated statement of income for the year ended December 31, 2021.
(5)	As of December 31, 2023, 2022 and 2021, we had four classes of common stock: Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares. Our shares are publicly traded in the United Mexican States, or Mexico, primarily in the form of CPOs, each CPO representing 117 shares comprised of 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares; and in the United States in the form of Global Depositary Shares, or GDSs, each GDS representing five CPOs. As of December 31, 2023, there were approximately 2,288.4 million CPOs issued and outstanding, each of which was represented by 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares, and an additional number of approximately 56,231.4 million Series “A” Shares, 0.2 million Series “B” Shares, 0.2 million Series “D” Shares and 0.2 million Series “L” Shares issued and outstanding (not in the form of CPO units). See Note 17 to our consolidated year-end financial statements.
(6)	The figures set forth in this line item are presented at amortized cost (principal amount, net of finance costs). Interest payable is included in current portion of long-term debt in the consolidated statements of financial position as of December 31, 2023 and 2022. See Notes 2(o) and 14 to our consolidated year-end financial statements.
(7)	The figures set forth in this line item are presented at amortized cost (principal amount, net of finance costs). See “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Indebtedness” and Note 14 to our consolidated year-end financial statements.
(8)	Capital expenditures are those investments made by us in property, plant and equipment. See “Information on the Company—Capital Expenditures”.
(9)	The figures set forth in this line item represent total circulation of magazines that we published independently and through joint ventures and other arrangements and do not represent magazines distributed on behalf of third parties. See “Operating and Financial Review and Prospects—Spin-off of Certain Businesses of Our Other Businesses Segment.”
(10)	Sky has operations in Mexico, the Dominican Republic and Central America. The figures set forth in this line item represent the total number of RGUs (pay television, or pay-TV, broadband internet, digital telephony and mobile services) for Innova at the end of each year presented. For a description of Innova’s business and results of operations and financial condition, see “Information on the Company—Business Overview—Our Operations—Sky”.
(11)	An RGU provided by Empresas Cablevisión, S.A.B. de C.V., or Cablevisión, Cablemás, S.A. de C.V., or Cablemás, Televisión Internacional, S.A. de C.V., or TVI, Grupo Cable TV, S.A. de C.V., or Cablecom, Cablevisión Red, S.A. de C.V., or Telecable and FTTH de México, S.A. de C.V., or FTTH (pay-TV, broadband internet, digital telephony and mobile services). For example, a single subscriber paying for cable television, broadband internet, digital telephony and mobile services represents four RGUs. We believe it is appropriate to use the number of RGUs as a performance measure for Cablevisión, Cablemás, TVI, Cablecom, Telecable and FTTH given that these businesses provide other services in addition to pay-TV. See “Operating and Financial Review and Prospects—Results of Operations—Total Segment Results—Cable” and “Information on the Company—Business Overview—Our Operations—Cable”.

Dividends

Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the Series “A” Shares and Series “B” Shares voting together, generally, but not necessarily, on the recommendation of the board of directors or the Board of Directors, as well as a majority of the Series “A” Shares voting separately. Emilio Azcárraga Jean indirectly controls the voting of the majority of the Series “A” Shares and, as a result of such control, both the amount and the payment of dividends require his affirmative vote. See “Major Stockholders and Related Party Transactions—The Major Stockholders”. On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual ordinary dividend of Ps.0.35 per CPO. On April 28, 2021, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,053.4 million, which represents a payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 27, 2022, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,053.4 million, which represents a payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 26, 2023, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,053.4 million, which represents a payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 26, 2024, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,019.0 million, which represents a payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.002991452991 per share. All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted on and approved at the applicable general stockholders’ meetings.

Exchange Rate Information

Since 1991, Mexico has had a free market for foreign exchange and, since 1994, the Mexican government has allowed the Peso to float freely against the U.S. Dollar. There can be no assurance that the government will maintain its current policies with regard to the Peso or that the Peso will not depreciate or appreciate significantly in the future.

In the past, the Mexican economy has had balance of payment deficits and decreases in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, we cannot be sure that the Mexican government will not institute restrictive exchange control policies in the future, as has occurred from time to time in the past. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal of indebtedness, as well as to obtain foreign programming and other goods, would be adversely affected. See “—Risk Factors—Risk Factors Related to Mexico—Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Our Company and Others to Convert Pesos into U.S. Dollars or Other Currencies, Which Could Adversely Affect Our Business, Financial Condition or Results of Operations”.

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

Economic Conditions in Mexico and Elsewhere May have a Material Impact on our Operations and Financial Condition

Mexico has historically experienced uneven periods of economic growth. Mexican gross domestic product, or GDP, increased by 4.7% in 2021, increased by 3.1% in 2022 and increased by 3.2% in 2023. Mexican GDP surpassed the Mexican government forecast in 2023 and, according to analysts, Mexican GDP is expected to increase by 2.4% in 2024. We cannot be sure that these estimates and forecasts will prove to be accurate.

Any future economic downturn, including downturns in the United States, Europe, Asia or anywhere else in the world, could affect our financial condition and results of operations. For example, demand for cable television, direct-to-home, or DTH, satellite services, pay-per-view programming, telecommunications services and other services and products we provide may decrease because consumers may find it difficult to pay for these services and products. Additionally, there can be no assurance that a Mexican sovereign debt rating downgrade would not adversely affect our business, financial condition, results of operations or the price of our securities.

Developments and the Perception of Risk in Other Countries, Especially in Europe, China, the United States and Emerging Market Countries, May Materially Adversely Affect the Mexican Economy, the Market Value of Our Securities and Results of Operations

The market value of securities of Mexican companies, the social, economic and political situation in Mexico and our financial condition and results of operations are, to varying degrees, affected by economic and market conditions in other countries, including the United States, China and other Latin American and emerging market countries. Therefore, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value or trading price of securities of Mexican issuers. Crises in the United States, Europe, China or emerging market countries may reduce investor interest in securities issued by Mexican companies, including those issued by us.

Turmoil in other large economies, such as those in Europe, China and the United States, could have the effect of a downturn in the global economy. Further, our operations, including the demand for our products or services, and the price of our securities, have also historically been adversely affected by increases in interest rates in the United States and elsewhere.

In response to the Russian invasion of Ukraine, many jurisdictions, including the United States, United Kingdom, and European Union (“E.U.”), have imposed sanctions, export controls, import bans, new investment prohibitions, and other trade restrictions on Russia. While Mexico has thus far refrained from imposing such trade restrictions against Russia, the conflict in Ukraine and related sanctions against Russia may affect international macroeconomic conditions. Other geopolitical events, including the conflict between Israel and Hamas, may also affect international macroeconomic conditions.

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

On December 7, 2023, the governments of the United States and Mexico signed a Memorandum of Intent expressing their desire to cooperate on best practices on foreign investment screening. While Mexico has not yet begun the process of establishing a foreign investment review regime comparable to the Committee on Foreign Investment in the United States (CFIUS), it could do so in the future and any such regime could affect the ability of foreign investors to invest in Mexican business, which could adversely affect our business, financial condition and results of operations.

We cannot be sure that events in other emerging market countries, in the United States or elsewhere will not materially adversely affect our business, financial condition, results of operations, cash flows, prospects and the market price of our shares. The United Kingdom left the E.U. on January 31, 2020 (“Brexit”); the relationship between the UK and the E.U. is governed by the post-Brexit trade and cooperation agreement, which covers (inter alia) trade, travel and immigration. Post-Brexit, the United Kingdom and Mexico negotiated and signed a trade agreement, the UK-Mexico Trade Continuity Agreement, which came into effect on June 1, 2021. In 2023, the United Kingdom formally agreed to join the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) of which Mexico is a member. Brexit has caused, and may continue to cause, both significant volatility in global stock markets and currency exchange rate fluctuations, as well as create significant uncertainty. Further, the Bank of England and other observers have warned of a significant probability of a Brexit-related recession in the United Kingdom, which may be further impacted by the long-term negative economic effects of the COVID-19 pandemic, the war in Ukraine and rising inflation.

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

Uncertainty in Global Financial Markets Could Adversely Affect Our Financing Costs and Exposure to Our Customers and Counterparties

The global financial markets continue to be uncertain and it is hard to predict for how long the effects of the global financial stress of recent years will persist and what impact it will have on the global economy in general, or the economies in which we operate, in particular, and whether slowing economic growth in any countries could result in decreased consumer spending affecting our products and services. If access to credit tightens further and borrowing costs rise, our borrowing costs could be adversely affected. Difficulties in financial markets may also adversely affect some of our customers. In addition, we enter into derivative transactions with large financial institutions, including contracts to hedge our exposure to interest rates and foreign exchange rates, and we could be affected by severe financial difficulties faced by our counterparties.

The Resurgence of the COVID-19 Pandemic, or the Emergence of a New Pandemic, May Have a Material Adverse Effect on Our Business, Financial Position and Results of Operations

The COVID-19 pandemic has had a negative effect on our business, financial position and results of operations.

A resurgence of COVID-19, an increase in infection rates, the effect of new variants or the emergence of a new pandemic could trigger a renewal of government restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines, which could be expensive or burdensome to implement, and which may affect our operations.

Any public health emergency, including an outbreak of existing or new epidemic diseases, or the threat thereof, and the resulting financial and economic market uncertainty could have a material adverse effect on our business, financial position and results of operations.

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

The public decisions and announcements of the presidential administration in the United States have had, and may continue to have, an adverse effect on the value of the Peso against other currencies, particularly the U.S. Dollar. A decision by the U.S. Federal Reserve to decrease applicable interest rates for bank reserves could also affect the exchange rate of the Peso relative to the U.S. Dollar, as well as presidential elections in the United States and Mexico, which could result in high volatility in the exchange rate of the Peso relative to the U.S. Dollar.

An Increase in Interest Rates in the United States Could Adversely Impact the Mexican Economy and May Have a Negative Effect on Our Financial Condition or Performance

A decision by the U.S. Federal Reserve to increase applicable interest rates for banks’ reserves may lead to a general increase in interest rates in the United States. In 2022 and 2023, the Federal Reserve raised interest rates but has recently indicated that it may cease further increases to interest rates or may decrease interest rates. However, there can be no assurance that the Federal Reserve will not maintain or make additional upwards adjustments to the current federal funds rate in the future to mitigate inflationary pressures. Changing interest rates may have unpredictable effects on markets, may result in heightened market volatility and may detract from our performance to the extent we are exposed to such interest rates and/or volatility. An increase in general interest rates may redirect the flow of capital from emerging markets into the United States because investors may be able to obtain greater risk-adjusted returns in larger or more developed economies than in Mexico. Thus, companies in emerging market economies such as Mexico could find it more difficult and expensive to borrow capital and refinance existing debt. This may negatively affect our potential for economic growth and our ability to refinance our existing debt and could materially adversely affect our business, financial condition, results of operations, cash flows, prospects and the market price of our shares.

Renegotiation of the Trade Agreements or Other Changes in Foreign Policy by the Presidential Administration in the United States Could Adversely Affect Imports and Exports Between Mexico and the United States and Other Economic and Geopolitical Effects may Adversely Affect Us

During the last few years there has been uncertainty regarding U.S. policies related to trade, tariffs, immigration and foreign affairs, including with respect to Mexico. The current U.S. administration could cause a number of changes in the relationship between Mexico and the United States. The results of the presidential election to be held on November 5, 2024 in the United States could also lead to changes in the relationship between Mexico and the United States.

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

High Inflation Rates in Mexico May Decrease Demand for Our Services While Increasing Our Costs

In the past, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 7.4% in 2021, 7.8% in 2022, 4.7% in 2023 and is projected to be 4.1% in 2024. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States. High inflation rates can adversely affect our business, financial condition and results of operations.

High Interest Rates in Mexico Could Increase Our Financing Costs

During the past year, Mexican interest rates increased in line with global market movements. The interest rates on 28-day Mexican government treasury securities averaged 4.6%, 7.9% and 11.4% for 2021, 2022 and 2023 respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

Political Events in Mexico Could Affect Mexican Economic Policy and Our Business, Financial Condition and Results of Operations

The next presidential and congressional elections in Mexico will be held on June 2, 2024, and the new president will be sworn in on October 1, 2024, and will serve a six-year term. We cannot predict the impact that political developments in Mexico will have on the Mexican economy nor can we provide any assurances that these events, over which the Company has no control, will not have an adverse effect on our business, financial condition, results of operations, cash flows and prospects. The Mexican government could implement significant changes in laws, policies, and regulations, which could affect the economic and political situation in Mexico.

President López Obrador’s term will conclude on September 30, 2024. Historically, the Mexican president has strongly influenced new policies and governmental actions that impact the Mexican economy. We cannot be sure that the current administration or any future administration will maintain business-friendly and open-market economic policies and policies that stimulate economic growth and social stability. Any administration could implement substantial changes in law, policy, and regulations in Mexico, which could adversely affect our business, financial condition, results of operations and prospects. In addition, any actions taken by the new administration may lead to riots, protests and looting that could adversely affect our operations. Our financial condition and results of operation may be adversely affected by changes in Mexico’s political climate, to the extent that such changes affect the nation’s economic policies, growth, stability, outlook, or regulatory environment.

For example, in February 2024, the Executive Power submitted to the Mexican Congress a package of constitutional amendments including an initiative to reincorporate into the Federal Public Administration the functions performed by the autonomous constitutional bodies, including COFECE and IFT. To approve a constitutional reform, members of the Mexican Congress must issue a qualified majority vote, approved by a simple majority of the legislatures of the states.

In addition, following the congressional elections on July 1, 2018, the Morena political party obtained an absolute majority in the Mexican Chamber of Deputies and, together with its allied political parties (Partido del Trabajo and Partido Encuentro Social), obtained a majority in the Mexican Senate. We cannot be sure that Morena and its political party allies or any future members will not introduce new legislative initiatives or modify existing legislation that could, in turn, result in economic or political conditions that could materially and adversely affect our business. On June 6, 2021, various electoral processes took place including mid-term elections for the Mexican Chamber of Deputies as well as governor elections in fifteen states. While the opposition coalition made important gains in the Chamber of Deputies, the Morena political party holds the most seats relative to any other party in Mexico and also won 11 of the states’ governor races.

The elections to be held on June 2, 2024, will also renew 128 senators, all 500 deputies and state governors for Chiapas, Guanajuato, Jalisco, Morelos, Puebla, Tabasco, Veracruz, Yucatán, as well as the governor for Mexico City. We are unable to predict the outcome of such elections. If these elections result in the Morena political party gaining majority in the Mexican Congress, the party may have leverage in the legislative process due to its ability to more easily meet the voting percentages needed for the passage of constitutional amendments, secondary laws and new legislation.

Finally, our business, financial condition and results of operations may be adversely affected by changes in governmental policies or regulations involving or affecting our management, operations and tax regime. Tax policy in Mexico, in particular, is subject to continuous change.

Any changes in laws, public policies or regulations may affect the political and economic environment in Mexico and, consequently, contribute to increased economic uncertainty and volatility in the Mexican capital markets and in securities issued by Mexican companies, including us.

Increased labor conflicts in Mexico could have a material adverse impact on our financial condition and results of operations

A number of events, such as (i) the endorsement by the Mexican Senate of the International Labor Organization’s Convention C098, the “Right to Organize and Collective Bargaining Convention”, (ii) the approval by the Mexican Congress to modify the Mexican Federal Labor Law and (iii) the adverse labor effect resulting from the COVID-19 pandemic, have caused, and continue to cause, labor conflicts in Mexico.

In addition, such conflicts have been exacerbated by (i) a 15.0% increase in the general minimum wage as of January 1, 2021, a subsequent 22.0% increase as of January 1, 2022, a further 20.0% increase as of January 1, 2023, and a further 20.0% increase as of January 1, 2024, and (ii) a 15.0% increase in the minimum wage in the municipalities near the northern border of Mexico as of January 1, 2021, a subsequent 22.0% increase as of January 1, 2022, a further increase of 20.0% as of January 1, 2023, and an additional 20.0% increase as of January 1, 2024. These developments have led workers and labor unions to demand more significant benefits and higher salary increases than in prior years, which could in turn increase our operational expenses.

As of December 31, 2023, approximately 31% of our employees were represented by unions. We cannot predict how these developments may affect our results of operations or financial condition. Any increased demands by our unionized workers may lead to higher labor costs, which could have a negative impact on our financial condition and results of operations.

Mexico has Experienced a Period of Increased Criminal Activity and Such Activities Could Adversely Affect Our Financing Costs and Exposure to Our Customers and Counterparties

During recent years, Mexico has experienced a period of increased criminal activity and violence, primarily due to organized crime. We cannot assure you to what extent these violent crimes will continue to increase or decrease, whether they will continue to expand throughout Mexico and if they will have further adverse effects on Mexico’s economy. These activities, as well as the escalation of and the violence associated with such activities, could have a material adverse impact on the business environment in which we operate, and therefore on our financial condition and results of operations.

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

In addition to the foregoing, certain provisions of the Ley Federal del Trabajo, or the Federal Labor Law, could materially adversely affect our business, financial condition and results of operations. The Federal Labor Law, as amended in April 2021, provides, among other things, that subcontracting personnel is prohibited and only will be permitted if the personnel services provider performs specialized services or specialized work; however, such specialized services or work shall not be contemplated in the company’s corporate purpose or be related with the company’s main activities. Companies that provide outsourcing services will be required to complete a registration before the Mexican Ministry of Labor (Secretaría del Trabajo y Previsión Social). If these requirements are not met, the company that receives the benefit of the outsourced services shall be jointly liable for all the obligations applicable to employers pursuant to the Federal Labor Law in respect of such personnel. Fines and penalties may be imposed on companies that do not comply with all applicable obligations, and the use of simulated schemes of rendering specialized services or execution of specialized work, as well as subcontracting personnel, will be treated as a criminal offense.

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

The economic plan for 2023 did not include any changes to the Mexican Income Tax Law, the Mexican Value Added Tax Law or the Mexican Federal Tax Code. Pursuant to the Federal Income Tax Law approved by the Mexican Congress for 2023, the withholding income tax rate applicable to payments of interest made by Mexican financial entities was increased from 0.08% to 0.15%.

On June 3, 2021, a decree issuing the Transparency, Prevention and Fight of Improper Practices in Mexico of Advertising Contracting Act (the “Agencies Law”) was published in the Official Gazette of the Federation and became effective on September 1, 2021. The purpose of the Agencies Law is to promote transparency in the advertising industry, as well as to prevent and oppose commercial practices that result in an improper advantage in favor of certain persons to the detriment of advertisers and consumers. On June 8, 2023, the Plenary of the Supreme Court of Justice, by a majority of eight votes, resolved the constitutional disputes filed by the IFT and COFECE, declaring the Agencies Law invalid. The judgment was published in the Official Gazette of the Federation on December 22, 2023. As a result, the Agencies Law is currently invalid and not applicable.

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

The Preponderance Decision imposes on the Preponderant Economic Agent various measures, terms, conditions and restrictive obligations, including the following:

●	Infrastructure sharing — The Preponderant Economic Agent must make its passive broadcasting infrastructure available to third-party concessionaires of broadcast television for commercial purposes in a non-discriminatory and non-exclusive manner, with the exception of broadcasters that, at the time the measures enter into force, have 12 MHz or more of radio-electric spectrum in the geographic area concerned. Such passive broadcasting infrastructure includes, among others, non-electronic elements at transmitting locations, rights of way, ducts, masts, trenches, towers, poles, security, sites, land, energy sources and air conditioning system elements. This action may result in the Preponderant Economic Agent being bound to incur substantial additional costs and obligations in complying with this requirement, as well as affecting the results of operations. Furthermore, this measure will facilitate the entry and expansion of new competitors in the broadcasting industry without such competitors having to incur costs or investment expenses that new businesses in this industry otherwise would have made and which we incurred in the past and will continue incurring in the future in order to remain competitive. A first infrastructure offer with the terms and conditions to make our passive broadcasting infrastructure available to third-party concessionaires was published on our website on December 19, 2014 and was valid until December 31, 2016. This was succeeded by a second infrastructure offer, which we published on our website on November 30, 2016 and which was effective as of January 1, 2017. This was succeeded by a third infrastructure offer, which we published on our website on November 30, 2017 and was valid from January 1, 2018 until December 31, 2019, which was declared unconstitutional by the Supreme Court on November 26, 2019. This was succeeded by a fourth infrastructure offer, which we published on our website on November 30, 2019, to be effective from January 1, 2020 through December 31, 2021. This was succeeded by a fifth infrastructure offer, which we published on our website on November 30, 2021, effective from January 1, 2022 through December 31, 2023. This was succeeded by a sixth infrastructure offer, which we published on our website on December 1, 2023, effective from January 1, 2024 through December 31, 2025. The price to be paid by the concessionaires for the use of our infrastructure on the sixth infrastructure offer is subject to negotiation. As of the date of this report, we have not received any request from third-party concessionaries regarding such infrastructure offer; however, we are unable to predict the impact of the use of the sixth infrastructure offer on our businesses, results of operations and financial conditions of certain of our subsidiaries that hold concessions and/or provide services in the areas of broadcasting and telecommunications.
●	Advertising sales — According to the Preponderance Decision, the Preponderant Economic Agent must deliver to IFT the terms and conditions of its broadcast advertising services and fee structures, including commercials, packages, discount plans and any other commercial offerings and publish them on its webpage. The Preponderant Economic Agent also must make publicly available on its website its forms of contracts and terms of sale for each service. Based on this decision, the Preponderant Economic Agent is expressly prohibited from refusing to sell advertising and/or discriminating with respect to the advertising spaces being offered. If IFT considers that the Preponderant Economic Agent has failed to comply with the foregoing, IFT may order the Preponderant Economic Agent to make its advertising spaces available, which, in turn, could affect the ability of the Preponderant Economic Agent to carry out its advertising sales plans in an efficient and competitive manner, affecting its operating results. This provision may also affect the ability of the Preponderant Economic Agent to offer competitive rates to its customers.
●	Prohibition on acquiring certain exclusive content — The Preponderant Economic Agent may not acquire transmission rights, on an exclusive basis, for any location within Mexico with respect to certain relevant content, determined by IFT in the “Ruling whereby IFT identifies the relevant audiovisual contents in terms and for the purposes of the fourth measure and the second transitory article of the fourth attachment of the Telecommunication Preponderance Decision and the Broadcasting Preponderance Decision”, or the Relevant Content Ruling, which list may be updated every two years by IFT. Relevant content is defined as programs with a high expected level of regional or national audience and with unique characteristics that in the past have generated high levels of national or regional audiences. The Relevant Content Ruling identified certain programs that would be considered relevant content, namely, Mexican national soccer team games, the opening and closing ceremonies of the Olympic Games, the opening and closing ceremonies and semifinals and finals of the FIFA World Cup, and the finals of the Mexican Soccer League. Also, on November 14, 2018, IFT updated the list, eliminating the opening and closing ceremonies of the Olympic Games and adding 16 matches of the FIFA World Cup, semifinals of the Mexican Soccer League and the Super Bowl. This Ruling applies to the Preponderant Economic Agents and may limit the ability of the Preponderant Economic Agents to negotiate and have access to this content and could affect their ability to acquire content in the medium and long term, which could significantly and adversely affect their revenues and results of operations from the sale of advertising, as well as the quality of the programming offered for their audiences.

●	Over-the-air channels — When the Preponderant Economic Agent offers any of its over-the-air channels, or channels that have at least 50% of the programming that is broadcast daily between 6:00 a.m. and midnight on such channels, to its affiliates, subsidiaries, related parties or third parties, for distribution through a different technological platform than over-the-air broadcast television, the Preponderant Economic Agent must offer these channels to any other person that asks for distribution over the same platform as the Preponderant Economic Agent has offered, on the same terms and conditions. Also, if the Preponderant Economic Agent offers a package of two or more of these channels, it must also offer them in an unpackaged form upon request.
●	Prohibition on participating in “buyers’ clubs” or syndicates to acquire audiovisual content, without IFT’s prior approval — The Preponderant Economic Agent may not enter into or remain a member of any “buyers’ club” or syndicates of audiovisual content unless it has received the prior approval of IFT. A “buyers’ club” is defined as any arrangement between two or more economic agents to jointly acquire broadcast rights to audiovisual content in order to obtain better contractual terms. This may result in the Preponderant Economic Agent not having exclusive access to certain audiovisual content and consequently its audiences may move to other broadcast television transmissions or other technological platforms that transmit such content. It may also result in its acquisition costs significantly increasing, which can affect business strategy, financial condition and results of operations.

On February 27, 2017, as part of the biannual review of the broadcasting sector preponderance rules, IFT amended various measures, terms, conditions and restrictive obligations (the “New Preponderance Measures”) as follows:

●	Infrastructure sharing — In addition to the previously imposed obligations regarding the sharing of passive infrastructure, the New Preponderance Measures have (i) included the service of signal emissions in the event that no passive infrastructure exists on the relevant requested site, which was declared unconstitutional by the Supreme Court on November 26, 2019; (ii) strengthened the supervision of services provided by the Preponderant Economic Agent and tariff arrangements made with its clients; (iii) included certain rules relating to publicity of its tariffs; and (iv) included a new electronic management system. Under the New Preponderance Measures, the IFT determined specific tariffs for our third and fourth infrastructure offers.
●	Prohibition on acquiring certain exclusive content — This measure has been modified by enabling the Preponderant Economic Agent to acquire relevant content under certain circumstances as long as it obtains the sublicense of such transmission rights to the other broadcasters of over-the-air television in Mexico on non-discriminatory terms.
●	Advertising sales — IFT modified this measure by including specific requirements to the Preponderant Economic Agent in its provision of over the air advertising services, particularly to telecommunications companies, which include (i) publishing and delivering to IFT specific information regarding tariffs, discount plans, contracting and sales terms and conditions, contract forms and other relevant practices; and (ii) prohibiting discrimination, refusals to deal, conditioned sales and other conditions that inhibit competition. The Preponderant Economic Agent also has to provide very detailed information to IFT on a recurrent basis of over the air advertising services related to telecommunications companies.
●	Accounting separation — We, as the Preponderant Economic Agent, are required to implement an accounting separation methodology following the criteria defined by IFT for those purposes, which criteria were published in the Diario Oficial de la Federación, or the Official Gazette of the Federation, on December 29, 2017. Such criteria were amended by a first amendment published on October 29, 2018, where IFT simplified some reporting obligations for accounting separation for entities that are part of the Preponderant Economic Agent, other than our subsidiaries. Furthermore, a second amendment was published on December 19, 2019, where IFT deferred the deadline for the filing of the accounting separation exercises for the fiscal years 2017 and 2018 to July 31, 2019, which we filed timely. We timely filed the accounting separation methodology for fiscal years 2020, 2021 and 2022, and have begun the process of the accounting separation methodology for fiscal year 2023, which will be filed with IFT later in 2024.

On March 28, 2014, we, together with our subsidiaries determined to be the Preponderant Economic Agent in the broadcasting sector, filed an amparo proceeding challenging the constitutionality of the Preponderance Decision. On November 21, 2019, the Supreme Court resolved the amparo proceeding. The Supreme Court declared the constitutionality of the Preponderance Decision, which, therefore, remains in force.

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

The biannual review of the broadcasting sector preponderance rules that began in 2019 was concluded due to the resolution of the amparo. A new biannual review began in 2023 and, as of March 31, 2024, is ongoing.

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

As part of our expansion of our Cable business, on December 17, 2018, we acquired FTTH under the provisions set forth in transitory Article 9 of LFTR. On May 8, 2019, the IFT launched an investigation to analyze if, as a result of the transaction, the Company, as well as the Cable and Sky concessionaires and TVSA, acquired substantial power in the market of telecommunications networks providing voice, data or video services. On September 4, 2019, the IFT Investigative Authority issued a preliminary opinion, whereby it assessed that there were elements to determine that the Company had substantial power in 35 relevant markets of the telecommunications networks that provide restricted television and audio services. Those relevant markets comprise 35 municipalities in the following States: Aguascalientes, Chihuahua, Ciudad de México, Estado de México, Jalisco, Nuevo León and San Luis Potosí. As a response to the preliminary opinion, the Company presented its position and provided evidence to prove that the Company does not hold substantial power in the relevant markets established in the preliminary opinion. On November 26, 2020, the IFT notified TVSA, the Company and some subsidiaries of its Cable and Sky businesses of the final resolution confirming the existence of substantial power in the 35 relevant markets of restricted television and audio services. Some of the consequences derived from the determination of substantial market power are applicable as a matter of law and others may be imposed by IFT in a new procedure in accordance with the LFTR, which may consist of: (i) the obligation to obtain IFT’s approval and to register the rates for our services; (ii) to inform the IFT in case of the adoption of new technology or modifications to the network; (iii) the agent with substantial power may not be entitled to the benefits of some rules of the “must carry” and “must offer” provisions; and (iv) the implementation of accounting separation. Consequently, on December 17, 2020, TVSA, the Company and some subsidiaries of its Cable and Sky businesses, filed three amparos, respectively, to challenge the constitutionality of the resolution. In October 2022, TVSA, the Company and some subsidiaries of its Cable and Sky businesses obtained favorable amparo resolutions form a specialized federal judge which determined that the resolution of IFT about the substantial power on the restricted services of television and audio market in 35 municipalities in Mexico, after the acquisition of the direct to home fiber-optic and assets related to Axtel, S.A.B. de C.V. in December 2018, was unconstitutional. On January 24, 2024, a Federal Court resolved through a final resolution of the amparo of TVSA and instructed the IFT to revoke the substantial power resolution. On March 6, 2024, as a result of the amparo resolution, the IFT revoked the substantial power resolution and determined to close the file only for TVSA, the other two amparos are currently under revision of the competent court.

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

See “Information on the Company—Business Overview—Regulation—Telecom Reform and Broadcasting Regulations”.

Risk Factors Related to Our Major Stockholders

Emilio Azcárraga Jean Has and Will Have Substantial Influence Over Our Management and the Interests of Mr. Azcárraga Jean may Differ from Those of Other Stockholders

We have four classes of common stock: Series “A” Shares, Series “B” Shares, Series “D” Shares, and Series “L” Shares. A trust for the benefit of Emilio Azcárraga Jean, or the Azcárraga Trust, currently holds 44.7% of the outstanding Series “A” shares, 0.1% of the outstanding Series “B” shares, 0.1% of the outstanding Series “D” shares and 0.1% of the outstanding Series “L” shares of the Company. As a result, Emilio Azcárraga Jean controls the vote of most of the shares held through the Azcárraga Trust. The Series “A” Shares held through the Azcárraga Trust constitute a majority of the Series “A” Shares whose holders are entitled to vote because non-Mexican holders of CPOs or GDSs are not permitted to vote the underlying Series “A” Shares in accordance with the trust agreement governing the CPOs and the Company’s bylaws. Accordingly, and so long as non-Mexicans own more than a minimal number of Series “A” Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws. See “Major Stockholders and Related Party Transactions — The Major Stockholders”.

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

We hold a number of concessions from IFT (previously from Secretaría de Comunicaciones y Transportes or SCT) to broadcast programming over television stations, and to provide telecommunication services. In November 2018, all of our digital broadcast television concessions were renewed and, as a consequence, IFT delivered to the Company concessions (i) for the use of spectrum until 2042 and (ii) that grant the authorization to provide digital broadcasting television services until 2052. See “—Risk Factors Related to Mexico—Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”. The expiration dates of our cable concessions range from 2026 to 2059 and our DTH concessions expire between 2030 and 2056. Cablevisión obtained a telecommunications concession expiring in 2029, which changed to an integrated sole concession in 2019, but kept its original term. In September 2022, Cablevisión began the process of extending the term of the integrated sole concession title granted in May 2019, and through a resolution dated June 7, 2023, the Plenary of the IFT authorized the extension of the term of the Cablevisión integrated sole concession for an additional 30 years beginning in September 2029. Consequently, in August 2023, the IFT delivered to Cablevisión a new integrated sole concession title that authorizes Cablevisión for such additional period.

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

See “—Risk Factors Related to Mexico—Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “—Risk Factors Related to Mexico—The Reform and Addition of Various Provisions of the Mexican Constitution Related to Telecommunications, the LFTR, and Other Recent Actions of IFT May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

We Face Competition in Each of Our Markets That We Expect Will Intensify

We face competition in all of our businesses. The entities in which we have strategic investments and the joint ventures in which we participate, including TelevisaUnivision, also face competition. We expect that competition in our different businesses will intensify.

Our DTH satellite business faces competition from various competitors, including Dish Mexico, a DTH satellite pay-TV platform which launched its services in Mexico at the end of 2008, Star TV, a Dish Satellite pay-TV platform, Mega Cable Comunicaciones, S.A. de C.V., or Megacable, Total Play, as well as from Digital TV and over-the-top (“OTT”), advertising video on demand (“AVOD”) and other streaming platforms, and cable television companies which are subsidiaries of the Company. In addition, the DTH market competes with other traditional and digital media with respect to advertising and sales, including Pay-TV, outdoor advertising and publishing, among others.

In addition, the industries in which we operate are changing rapidly because of new participants and evolving distribution technologies, including the internet.

The cable industry in Mexico has become highly competitive, and we face significant competition. Most cable operators are authorized to provide pay-TV, internet broadband services and voice services, including Voice over Internet Protocol, or VoIP, which poses a risk to us. We also face competition from the Preponderant Economic Agent in telecommunications, particularly in the provision of data and fixed telephony services. The cable business is also capital intensive.

Our pay-TV companies face competition from IPTV, AVOD, SVOD or OTT providers such as Netflix, Disney+, Claro Video, Prime Video (Amazon), Star+, Max, Apple TV+, and YouTube among others, as well as from other pay-TV operators such as Dish Mexico, Total Play, Megacable and other cable television companies.

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

AT&T Has Certain Governance and Veto Rights Over Some Operations of Innova

We own a 58.7% interest in Innova, our DTH venture in Mexico, Central America and the Dominican Republic. The remaining balance of Innova’s equity is indirectly owned by AT&T through The DIRECTV Group, Inc.’s subsidiaries: DTH (Mexico) Investment, LTD, DIRECTV Latin America Holdings LLC and DIRECTV MPR Holdings, LLC. AT&T Inc. acquired DIRECTV in July 2015. On April 3, 2024, we announced that we had reached an agreement with AT&T to acquire its interest in Sky and become the owner of 100% of Sky’s capital stock. The transaction is subject to customary regulatory approvals. We currently have the right to designate a majority of the members of Innova’s Board of Directors, and AT&T has certain governance and veto rights in Innova, including the right to block certain transactions between us and Innova.

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

Our business operations rely heavily on network and information systems and other technology systems, including cloud computing. We also rely on our information technology systems and those from third parties. Incidents affecting these systems, such as cyber-attacks, malware (including deployment of ransomware) and other destructive or disruptive activities, process breakdowns, outages, or accidental release of information may lead to a disruption of our operations, improper disclosure of personal data of clients, subscribers, or employees, or other privileged or confidential information, or unauthorized access to our digital content or any other type of intellectual property. It is common for a company such as ours to be subjected to continuous attempted cyber-attacks or other malicious efforts designed to cause a cybersecurity incident. Such attempts, if successful, could damage our reputation and may require us to expend substantial resources on litigation, regulatory investigation and enforcement, and remediation costs, and could therefore have a material adverse effect on our business, reputation and results of operations. We continue to work closely with our external advisors to prevent cybersecurity incidents, and to invest in maintaining and improving our cybersecurity resilience, and the Company’s cybersecurity risks, and mitigation actions are monitored by our Audit Committee and reported to our Board of Directors. However, we cannot assure that we or our respective third-party service providers will not experience any future security breaches, cyber-attacks or unauthorized disclosures. Because of the continuously evolving nature of the tools and methods used by hackers and cyber criminals, including with respect to the cloud computing environment, there can be no assurance that our preventative efforts can fully prevent or mitigate all such incidents or be successful in avoiding harm to our business in the future.

We are subject to a variety of global laws, regulations, and rules related to privacy and personal data protection, which are evolving, and increased public scrutiny of privacy and security issues could result in increased government regulation, industry standards, and other legal obligations that could adversely affect our business.

In the ordinary course of business and in particular in connection with content acquisition, making our services and products available to consumers, we collect and utilize information supplied by consumers and other third parties, which may include personal information and other data. As a result, we are subject to laws, rules and regulations in Mexico, the E.U., the U.S., and in other countries relating to privacy and the collection, use and security of personal information.

A growing number of global jurisdictions have passed and/or are considering legislation implementing privacy and data protection requirements that could increase the cost and complexity of delivering our products and services. For example, in Mexico, the Federal Law for Protection of Personal Data Held by Private Persons (Ley Federal de Protección de Datos Personales en Posesión de los Particulares) protects personal data collected by us and, among other things, requires that we ensure the confidentiality of information received from customers.

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

In the U.S., the California Consumer Privacy Act (“CCPA”), as amended by the California Consumer Privacy Rights Act effective January 1, 2023, regulates companies’ use and disclosure of the personal information of California residents, gives California residents rights with respect to their personal information, and authorizes enforcement actions by the California Attorney General and the California Privacy Protection Agency and private class actions for data breaches. The CCPA marked the beginning of a trend toward more stringent state data privacy legislation in the United States. Four such laws, in Virginia, Colorado, Connecticut and Utah, have taken effect in 2023, and at least three more laws in Montana, Texas and Oregon are scheduled to take effect in 2024. Each of these laws will regulate the way that companies collect, use, and share personal information about certain consumers located in those states. Many similar laws have been proposed at the federal and state level that would impose restrictions on our ability to collect, use and disclose, and increase our obligations to safeguard, certain consumer information.

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

Following the Consummation of the TelevisaUnivision Transaction and the Spin-Off of certain businesses of our Former Other Businesses Segment to create Ollamani, Our Continuing Operations Are Less Diversified, Primarily Focused on Our Cable and Sky Segments, and Rely Significantly on Contractual Arrangements with TelevisaUnivision to Provide Content for Our Operations

Following the completion of the TelevisaUnivision Transaction and the spin-off of certain businesses that were part of our former Other Businesses segment (the “Spin-off”), revenue from our continuing operations is less diversified. Due to the combination of our former Content business with TelevisaUnivision and the Spin-off, our results of operations have been more reliant on our Cable and Sky segments, which increases our exposure to the risks of such businesses.

In addition, as a result of the TelevisaUnivision Transaction, our remaining businesses will have significant contractual arrangements with TelevisaUnivision to provide content for our Sky and Cable platforms. As we no longer control the content assets on which our business relies, TelevisaUnivision could pursue a content development, production and distribution strategy that is different from the strategy we would have pursued before the transaction. TelevisaUnivision also could breach its contractual arrangements with us and/or otherwise take actions that are detrimental to our interests. In addition, if there is any dispute relating to our contractual arrangements with TelevisaUnivision, we may have to enforce our rights through litigation or other legal proceedings, which would be subject to uncertainties inherent in the legal system and may be expensive or protracted, even if we are ultimately successful and there can be no assurance we would be successful. As the composition of our business is different following the completion of the TelevisaUnivision Transaction and the Spin-off, our success going forward may also depend on our ability to manage risks that may be different from those we faced prior to the TelevisaUnivision Transaction and the Spin-off. Any of the foregoing factors, among others, may have a material adverse effect on our business, financial condition and results of operations, as well as the market price of our CPOs and/or GDSs.

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

Climate change effects may have an adverse impact in our operations and our financial results

The effects of climate change and extreme weather events (such as sea level rise, drought, flooding, heat waves, wildfires and resultant air quality effects and power shutdowns associated with wildfire prevention, hurricanes and increased storm severity, as well as earthquakes in Mexico’s seismic zones) may affect our operations and financial results, and cause interruptions in the services we provide, our suppliers’ ability to provide us the services and goods necessary for our operations, and cause damage to our infrastructure. We could incur in significant costs as a result of the physical effects of climate change. We also may not have enough coverage under our insurance policies to recover the amounts required for these incidents, claims for certain losses could be denied or subject to deductibles or exclusions under our insurance policies and our insurance premiums may increase substantially because of such claims. We are also subject to transition risks (such as additional legal or regulatory requirements, changes in technology, market risk and reputational risk) and social and human effects (such as harm to health and well-being) associated with climate change.  New legal or regulatory requirements to prevent, mitigate, or adapt to the implications of a changing climate could result in our being subject to increased compliance costs, restrictions on greenhouse gas emissions, investment in new technologies, increased carbon disclosure and transparency, investments in developing data gathering and reporting systems, upgrade of facilities to meet new building codes, and increased energy costs, which could increase our operating costs. Our supply chain would also likely be subject to these same transition risks and would likely pass along any increased costs to us, which may impact our ability to procure goods or services required for the operation of our business.

Risk Factors Related to TelevisaUnivision

The Results of Operations of TelevisaUnivision May Affect Our Financial Performance and the Value of Our Investment in that Company; Key Members of Our Management Team Also Participate in the Management of the Mexican Content Business of TelevisaUnivision

We have a substantial investment in TelevisaUnivision, the parent company of Univision Holdings, Inc. (formerly known as Broadcasting Media Partners, Inc., or BMP) (“UHI”) and Univision Communications Inc. (“UCI” and jointly with TelevisaUnivision and UHI, “Univision”). On January 31, 2022, we consummated a transaction (the “TelevisaUnivision Transaction”) with UHI and, for the limited purposes set forth in the transaction agreement (the “2021 Transaction Agreement”), affiliates of Searchlight Capital Partners, LP (“Searchlight”), ForgeLight LLC (“ForgeLight”) and Liberty Global plc, through its venture investment vehicle (“Liberty Global”), pursuant to which, among other things, we contributed our former Content business segment (other than the main real estate associated with the production facilities and Mexican over-the air broadcast concessions and transmission infrastructure, as well as certain assets relating to our former news business which was transferred at closing to an entity controlled by Emilio Fernando Azcárraga Jean (the “News Company”)) to UHI. After the closing of the TelevisaUnivision Transaction, news programs are owned by the News Company and licensed to TelevisaUnivision. In consideration for the contribution of our former Content business, we received approximately U.S.$4.5 billion in a combination of cash (U.S.$3.0 billion) and U.S.$1.5 billion of common and preferred shares of TelevisaUnivision, excluding post-closing adjustments. The TelevisaUnivision Transaction was partially financed by UHI through a new Series C preferred equity investment in TelevisaUnivision of U.S.$1.0 billion in the aggregate led by the SoftBank Latin American Fund, along with ForgeLight, with participation from Google and The Raine Group, as well as debt financing. As of March 31, 2024, we owned a 43.3% equity interest on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) in TelevisaUnivision. However, we do not control TelevisaUnivision. As a result, we do not consolidate TelevisaUnivision’s results and we no longer consolidate the results of the former Content business segment that we contributed in the TelevisaUnivision Transaction. Our investment in TelevisaUnivision is currently held in the form of shares of common stock and convertible preferred stock. The value of the common stock and preferred stock of TelevisaUnivision, neither of which are publicly traded, will fluctuate and could materially increase or decrease in value.

The value of those shares of TelevisaUnivision common stock and convertible preferred stock, and thus the value of our investment in TelevisaUnivision and our reported results of operations, will be affected by the results of operations of TelevisaUnivision and its subsidiaries. The business, financial condition and results of operations of TelevisaUnivision and its subsidiaries could be materially and adversely affected by risks including, but not limited to: (i) TelevisaUnivision’s inability or failure to service or refinance its debt, particularly in an increasing interest rate environment; (ii) cancellation, reductions or postponements of advertising; (iii) adverse global and national economic conditions, including inflationary pressures; (iv) changes in the size of the U.S. Hispanic population, including the impact of U.S. federal and state immigration legislation and policies on both the U.S. Hispanic population and persons emigrating from Latin America, as well as an increase in the preference among Hispanics for English-language programming, or Spanish-language programming on platforms other than those of TelevisaUnivision; (v) an increase in the cost of, and/or decrease in the supply, quality of and/or demand for, TelevisaUnivision’s content; (vi) changes in the rules and regulations of the Federal Communications Commission (the “FCC”), as well as other federal, state and local regulations, including those applicable in Mexico; (vii) competitive pressures from other broadcasters, content distributors and other entertainment and news media, particularly in the New York, Los Angeles and Miami-Fort Lauderdale markets, where a large percentage of TelevisaUnivision’s target audience lives; (viii) TelevisaUnivision’s failure to retain the rights to popular programming, including sports programming; (ix) TelevisaUnivision’s failure to renew existing carriage agreements or reach new carriage agreements with multichannel video programming distributors or other content distributors, (x) possible strikes or other union job actions; (xi) the impact of new technologies as well as TelevisaUnivision’s ability to successfully operate ViX, its recently launched streaming operations and premium streaming operations; and (xii) failure to develop, produce or acquire content for, attract customers for and/or profitably commercialize ViX as a Spanish-language direct to consumer platform.

Macroeconomic conditions, including any future pandemic, epidemic or outbreak of infectious disease could have an adverse impact on TelevisaUnivision, due to, among other things, the potential negative impact on advertising trends and advertising revenue, the suspension of sporting events and curtailment or suspension of other programming production to which TelevisaUnivision has broadcast rights, reductions or delays in the production of programming by TelevisaUnvision’s partners and general disruptions to business and operations. Due to the evolving and uncertain nature of any future pandemic, epidemic or outbreak of infectious disease, we cannot estimate the impact on TelevisaUnivision’s businesses, financial condition or near or longer-term financial or operational results with certainty.

There can be no assurance that the results of operations of TelevisaUnivision and its respective subsidiaries will be sufficient to maintain or increase the value of our investment, including payment of dividends to its existing shareholders, or that such results will not materially and adversely affect our business, financial condition and results of operations. In addition, no public market exists for TelevisaUnivision’s shares, and such shares are subject to transfer restrictions, so there can be no assurance that we will be able to realize value from our investment in TelevisaUnivision at a time when it may be beneficial for us to do so, or at all. For a discussion of our investment in TelevisaUnivision, see “Information on the Company—Business Overview—TelevisaUnivision”.

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

The Performance of TelevisaUnivision May Affect the Market Price of Our Shares and of Our CPOs or GDSs, the Underlying Asset of Which Are Our Shares

As of March 31, 2024, we owned a 43.3% equity interest on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) in TelevisaUnivision. Such interest forms an important part of our assets and an important part of our share of income of associates and joint ventures. As a result of the foregoing, the performance of TelevisaUnivision may have an effect on the market price of our shares or of the CPOs or GDSs, the underlying asset of which are the shares of Grupo Televisa. In addition, changes in market conditions, particularly in relation to U.S. media companies, could impact the valuation of TelevisaUnivision and may affect the market price of our shares.

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

Non-Mexican Holders of Our Securities Forfeit Their Securities if They Invoke the Protection of Their Government

Pursuant to Mexican law, our bylaws provide that non-Mexican holders of CPOs or GDSs may not ask their government to interpose a claim against the Mexican government regarding their rights as stockholders. If non-Mexican holders of CPOs or GDSs violate this provision of our bylaws, they will automatically forfeit the Series “A” Shares, Series “B” Shares, Series “L” Shares and Series “D” Shares underlying their CPOs or GDSs to the Mexican government.

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

GDS Holders May Face Disadvantages When Attempting to Exercise Voting Rights as Compared to Other Holders of Our Securities

In situations where we request that The Bank of New York Mellon, the depositary for the securities underlying the GDSs, ask GDS holders for voting instructions, the holders may instruct the depositary to exercise their voting rights, if any, pertaining to the deposited securities. The depositary will attempt, to the extent practical, to arrange to deliver voting materials to these holders. We cannot assure holders of GDSs that they will receive the voting materials in time to ensure that they can instruct the depositary how to vote the deposited securities underlying their GDSs, or that the depositary will be able to forward those instructions and the appropriate proxy request to the CPO Trustee in a timely manner. For stockholders’ meetings, if the depositary does not receive voting instructions from holders of GDSs or does not forward such instructions and appropriate proxy request in a timely manner, if requested in writing from us, it will provide a proxy to a representative designated by us to exercise these voting rights. If no such written request is made by us, the depositary will not represent or vote, attempt to represent or vote any right that attaches to, or instruct the CPO Trustee to represent or vote, the shares underlying the CPOs in the relevant meeting (the “Underlying Shares”) and, as a result, the Underlying Shares will be voted in the manner described under “Additional Information—Bylaws—Voting Rights and Stockholders’ Meetings—Holders of CPOs”. For CPO Holders’ meetings, if the depositary does not timely receive instructions from a Mexican or non-Mexican holder of GDSs as to the exercise of voting rights relating to the underlying CPOs in the relevant CPO holders’ meeting, the depositary and the custodian will take such actions as are necessary to cause such CPOs to be counted for purposes of satisfying applicable quorum requirements and, unless we in our sole discretion have given prior written notice to the depositary and the custodian to the contrary, vote them in the same manner as the majority of the CPOs are voted at the relevant CPOs holders’ meeting.

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

Item 4.Information on the Company

History and Development of the Company

Grupo Televisa, S.A.B. was originally incorporated as a sociedad anónima, or limited liability corporation under the laws of Mexico in accordance with the Ley General de Sociedades Mercantiles, or Mexican Companies Law, and later adopted the form of sociedad anónima bursátil, or limited liability stock corporation in accordance with the Ley del Mercado de Valores, or the Mexican Securities Market Law. It was incorporated under Public Deed Number 30,200, dated December 19, 1990, granted before Notary Public Number 73 of Mexico City, and registered with the Public Registry of Commerce in Mexico City on Commercial Page (folio mercantil) Number 142,164. Pursuant to the terms of our estatutos sociales, or bylaws, our corporate existence continues through 2106. Our principal executive offices are located in Mexico City at Avenida Vasco de Quiroga, No. 2000, Colonia Santa Fe, 01210 Mexico City, México. Our telephone number at that address is (52) (55) 5261-2000.

Capital Expenditures

The table below sets forth our expected capital expenditures for the year ended December 31, 2024 and our actual capital expenditures, investments in joint ventures and associates, and acquisitions for the years ended December 31, 2023, 2022 and 2021.

	Year Ended December 31,(1)(2)
	2024		2023		2022		2021
	(Expected)		(Actual)		(Actual)		(Actual)

	(Millions of U.S. Dollars)
Capital expenditures	U.S.$	790.0	U.S.$	828.5	U.S.$	859.8	U.S.$	1,149.1
GTAC(3)		6.0		8.8		8.4		6.4
Other acquisitions and investments		—		—		—		53.3
Total capital expenditures and investments	U.S.$	796.0	U.S.$	837.3	U.S.$	868.2	U.S.$	1,208.8
(1)	Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2023, 2022 and 2021 were paid for in Pesos. These Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made. See “Key Information—Selected Financial Data”.
(2)	See “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.
(3)	See “—Business Overview—Our Operations—Cable”, and “—Business Overview—Investments” for a discussion of GTAC, Cablecom, Telecable and TVI.

In 2023, 2022 and 2021, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2024 and potential capital expenditures, investments and/or acquisitions going forward, which could be substantial in size, through a combination of cash from operations, cash on hand, equity securities, and/or the incurrence of debt, or a combination thereof.

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

Business Overview

The Company is a major telecommunications corporation that owns and operates one of the most significant cable companies as well as a leading DTH satellite pay television system in Mexico. The Company’s cable business offers integrated services, including video, high-speed data, voice and mobile to residential and commercial customers as well as managed services to domestic and international carriers.

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

In addition, the Company is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-language content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable and pay-TV operators and OTT streaming services.

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

In addition, we intend to continue to analyze opportunities to expand our business by developing new business initiatives and/or through business acquisitions and investments. We also continue to evaluate strategic alternatives for our non-core assets.

Continue Building Our Cable and DTH Platforms

Cable. We are a shareholder of several Mexican cable telecommunications companies. For example:

●	we own a 51.2% controlling stake in Cablevisión, which operates in Mexico City and its metropolitan area, where it offers cable television, broadband internet and telephony services;
●	we own TVI, which offers cable television, broadband internet and telephony services in the states of Nuevo León, Coahuila de Zaragoza, San Luis Potosí and Tamaulipas; it also offers specific broadband internet and telephony services in the metropolitan area of Mexico City;
●	we own Cablemás, which offers cable television, broadband internet and telephony services in 20 states of Mexico;
●	we own Cablecom, which offers cable television and telephony services in 18 states of Mexico;
●	we own Telecable, which provides cable television, broadband internet and telephony services in 11 states of Mexico; and
●	since December 17, 2018, we own the residential fiber-to-the-home business, and related assets, acquired from Axtel in Mexico City, Zapopan, Monterrey, Aguascalientes, San Luis Potosí and Ciudad Juárez, through the acquisition of 100% of the equity interests of FTTH.

With a consolidated 6.252 million subscriber base and 19.6 million homes passed as of December 31, 2023, these companies are important service providers in Mexico. “Homes passed” refers to any residential homes or businesses that are connected to telecommunications systems, those prepared to be connected to telecommunications systems but are not currently connected or require some type of investment in order to be connected. For instance, each apartment located in a building that is prepared to be connected to telecommunications systems represents one home passed. It is generally understood that a home or business counts as a home passed when it can be connected to a telecommunications network without additional extensions to the main transmission lines. Our Cable business strategy aims to increase our subscriber base, average monthly revenues per subscriber and penetration rate by:

●	continuing to offer high quality content;
●	continuing to upgrade our existing cable network into a broadband internet or fiber-optic bidirectional network;
●	aiming to provide digital services in order to stimulate new subscriptions, substantially reduce piracy and offer new value-added services;

●	increasing the penetration of our broadband internet access and other multimedia services as well as providing a platform to offer internet protocol, or IP, and telephony services;
●	continuing the roll out of advanced digital set-top boxes, which allow the transmission of OTT services, lineal channels, TVOD (Transactional Video on Demand), VOD (Video on Demand) and apps, as well as improving our customers’ experience with a new menu in our android set-top boxes;
●	continuing to grow our mobile product, bundling it with our other services; and
●	continuing to leverage our strengths and capabilities to develop new business opportunities and expand through additional investments and/or acquisitions, which can be substantial in size.

Our Cable telecommunications companies have introduced a variety of new services over the past years, such as interactive television and other enhanced program services, including broadband internet access through cable modem and fiber-to-the-home, as well as telephony. In November 2014, we launched a unified commercial offer under the izzi brand for residential customers. Currently, izzi offers telecommunication services packages, including unlimited telephony services, broadband internet access and pay-TV programming for residential customers and micro and small-sized enterprises. In June 2016, we launched “izzi TV”, a new entertainment platform, which among other services, provides customers live channels, SVOD (Subscription Video on Demand), as well as access to all of the Company’s content. Currently, the bundle packages include access to Netflix, Vix Premium, Disney+, Max and Star+, among others. izzi TV is available through the “izzi TV” set-top-box and through “izzi go”, which is a TV Everywhere application for authenticated subscribers that enables users to access TV channels, movies and series on demand, compatible with PCs, iOS and Android platforms. izzi go also features remote control functions compatible with our izzi TV set-top-boxes. For an additional cost, subscribers can choose from different add-ons to the “izzi TV” service, such as TVOD titles, Max, Disney+ and Star+, among others. In addition to the izzi brand, our Cable telecommunications companies also provide telecommunication services under the wizz and wizzplus brands in certain municipalities in Mexico. In June 2020, we launched our mobile virtual network operator (MVNO) service, “izzi móvil”, providing a mobile service for broadband subscribers, which offers calls, SMS and Gigabytes for a competitive price. We also provide mobile services through “Bestel móvil”, which offers calls, SMS and Gigabytes according to the coverage area for enterprise, corporate, and government customers. Likewise, in 2022, we launched our new STB “izzi TV-smart” that allow us to become one of the largest OTT aggregators in Mexico. It allows us to include in our offerings access to the main OTT platforms in the market and the possibility to bundle our pay-TV service with Netflix, Disney+, Max, amongst others. In July 2022, our cable companies were the first to launch ViX+ as a new SVOD streaming service, and in September 2022 we renewed our offer to simplify product selection according to our clients’ needs through a modular concept. In 2023, we increased the internet speed for new customers by 25%, and in September 2023 we started to offer Vix Premium free of additional charges as a hard bundle to both new and existing users with 50 mbps speed and above. Finally, in November 2023, we added new sports content, including NBA League Pass and Fox Sports Premium, to our cable television offer.

As of December 31, 2023, our Cable telecommunications companies had 4.1 million cable television users, or video RGUs, 5.7 million broadband RGUs and 5.4 million telephone lines in service, or voice RGUs. In addition, we currently have 307,807 mobile service subscriber RGUs. The growth in our subscriber base has been driven primarily by the upgrade of our networks and the launch of competitive broadband offerings.

DTH. We believe that Ku-band DTH satellite services offer an enhanced opportunity for expansion of pay television services into households seeking to upgrade reception of broadcasting signals and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. We own a 58.7% interest in Innova, or Sky, our venture with AT&T. On April 3, 2024, we announced that we had reached an agreement with AT&T to acquire its interest in Sky and become the owner of 100% of Sky’s capital stock. The transaction is subject to customary regulatory approvals. Innova is a DTH company with services in Mexico, Central America and the Dominican Republic with more than 5.6 million video subscribers, of which 3.7% were commercial subscribers as of December 31, 2023.

The key components of our DTH strategy include:

●	offering high quality content, exclusive broadcasts of sporting events, such as La Liga and La Copa del Rey (Spanish Soccer), The Bundesliga (German Soccer), the NFL Sunday Ticket, MLB Extra Innings, the NHL, marathons, ice skating events, Davis Cup, Diamond League, the Pacific Mexican Baseball League (LMP), Caribbean Series, the World Padel Tour, UEFA EURO, UEFA Nations League and qualifying matches of the CONMEBOL for the World Cup, as well as special coverage of female soccer leagues from Germany, Spain, Sweden and the U.K.;
●	capitalizing on the low penetration of pay-TV services in Mexico and in areas not currently serviced by cable operators;
●	providing superior digital Ku-band DTH satellite services and emphasizing customer service quality;
●	providing aggressive HD offerings and continuously expanding our programming in HD; and
●	providing single play broadband services as well as video-broadband bundles to complement our product offering.

Developing New Businesses and Expanding through Acquisitions or Other Transactions

We plan to continue leveraging our strengths and capabilities to develop new businesses and analyzing opportunities to expand through acquisitions or other transactions. We are constantly assessing potential opportunities that complement our business strategy. We may identify and evaluate opportunities for strategic acquisitions of complementary businesses, technologies or companies. We may also consider joint ventures, minority investments and other collaborative projects and investments. Any such transaction could be funded using cash on hand, our equity securities and/or the incurrence of debt, or a combination thereof.

For a further discussion of some of our recent investments, see “— Investments”.

We also continue to evaluate strategic alternatives for our non-core assets.

Expanding Our Business in the Mexican Telecommunications Markets by Taking Advantage of the Telecom Reform and Implementing Legislation

Pursuant to the Telecom Reform (see “—Regulation—Telecom Reform and Broadcasting Regulations”), a “preponderant economic agent” (agente económico preponderante) in the telecommunications sector means an economic agent that has, directly or indirectly, more than 50% of the national market share in telecommunications services, calculated based on the number of users, subscribers, network traffic or used capacity according to the data available to IFT. We are aware from the public records that, on March 7, 2014, IFT notified América Móvil, S.A.B. de C.V., or América Móvil, of a resolution which determined that América Móvil and its operating subsidiaries Radiomóvil Dipsa, S.A de C.V., or Telcel, and Teléfonos de México, S.A.B. de C.V., or Telmex, Teléfonos del Noreste, S.A. de C.V., or Telnor, as well as Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., are a preponderant economic agent in the telecommunications sector and imposed on them certain specific asymmetrical regulations which América Móvil reported publicly in the following areas:

●	Interconnection: Regulation on interconnection, including the imposition of (a) asymmetric rates to be determined by IFT and (b) the implementation of an interconnection framework agreement (convenio marco de interconexión);
●	Sharing of Infrastructure: Regulation on the access and use of passive infrastructure, including towers, sites, and ducts, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by IFT using a methodology of long average incremental costs;
●	Local Loop Unbundling: Regulation on local loop unbundling, including the imposition of rates to be determined by IFT using a methodology of long average incremental costs;

●	Resale: Resale of wholesale voice, broadband internet and dual-play packages that replicate packages provided by the preponderant economic agent in the telecommunications sector, at retail level, at rates to be negotiated among the operators and, where an agreement cannot be reached, to be determined by IFT using a methodology of retails minus;
●	Indirect Access to the Local Loop: Regulation on the wholesale bitstream access to the access network of the preponderant economic agent in the telecommunications sector at rates to be negotiated among the operators and, where an agreement cannot be reached, to be determined by IFT using a methodology of retail minus;
●	Wholesale Leased Lines: Regulation on wholesale leased lines for interconnection, local and domestic and international long distance, at rates to be negotiated among the operators and, where agreement cannot be reached, to be determined by IFT using a methodology of retail minus, except for leased lines for interconnection services where the methodology to be used for determining the applicable rates will be of long average incremental costs;
●	Roaming: Regulation on the provision of wholesale roaming services, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by IFT using a methodology of long average incremental costs;
●	Elimination of National Roaming Charges: IFT has imposed the elimination of national roaming charges to the subscribers of the preponderant economic agent in the telecommunications sector;
●	Mobile Virtual Network Operators: Regulation on wholesale access to mobile virtual network operators to services provided by the preponderant economic agent in the telecommunications sector to its subscribers, at rates to be negotiated among the operators and, where agreement cannot be reached, to be determined by IFT using a methodology of retail minus (for the reseller business model);
●	Certain Obligations on the Provision of Services: Certain rates for the provision of telecommunications services to the subscribers of the preponderant economic agent in the telecommunications sector shall be subject to rate control and/or authorization by IFT, by using a series of methodologies related to maximum prices and replicability. Also, a series of obligations relating to the sale of services and products, including the obligation to offer individually all services that are offered under a bundle scheme; limited exclusivity on handsets and tablets; and the obligation of eliminating the sim-lock on handsets;
●	Content: IFT has issued the Relevant Content Ruling applicable for preponderant economic agent in the telecommunications sector, which contains a prohibition to acquire transmission rights for any territory within Mexico on an exclusive basis, relating to relevant content (contenidos audiovisuales relevantes), including without limitation national soccer play-offs (liguilla), FIFA world cup soccer finals and, any other event where high-audiences are expected at a national or regional level. The IFT may update the relevant content list every two years; and
●	Information and Quality of Service Obligations: Several obligations related to information and quality of service, including the publication of a series of reference terms (ofertas públicas de referencia) of the wholesale and interconnection services subject of the asymmetric regulation imposed by IFT and accounting separation.

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

On December 2, 2020, IFT issued a resolution on its evaluation of the asymmetrical regulations imposed on Telmex, as preponderant economic agent in the telecommunications sector in March 2014. Some of the most relevant modifications are: (i) the use of a long-run average incremental costs model to determine the local loop indirect access services rates, and that IFT may determine competitive geographic zones where such rates will be determined by the preponderant economic agent in the telecommunications sector; (ii) for dedicated-link leasing services, the IFT may determine competitive geographic zones where rates will be determined pursuant to a price cap methodology; and for the rest of the country, rates will be determined by IFT by using a methodology of long average incremental costs; and (iii) certain operative and informational modifications to the electronic management system. According to public records, América Móvil challenged the resolution.

On August 4, 2021, IFT determined 52 competitive geographic zones in the country where rates for local loop indirect access services will be established by the preponderant economic agent in the telecommunications sector. On December 9, 2022, the IFT added 22 new competitive geographic zones.

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

In August 2017, the Supreme Court of Justice of the Nation (“SCJN”) determined that the interconnection rate regime relating to mobile termination by the preponderant economic agent in the telecommunications sector, which contained a limitation on the preponderant economic agent’s ability to charge for traffic termination in its mobile network, was unconstitutional. As a result, the SCJN ordered that IFT issue a tariff. In November 2017, IFT resolved that the tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector would be Ps.0.028562 per minute of interconnection from January 1, 2018 to December 31, 2018. In November 2018, IFT determined that the tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector would be Ps.0.028313 per minute of interconnection from January 1, 2019 to December 31, 2019. In November 2019, IFT determined that the tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector would be Ps.0.025771 per minute of interconnection from January 1, 2020 to December 31, 2020. In November 2020, IFT determined that the tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector would be Ps. 0.018489 minute of interconnection from January 1, 2021 to December 31, 2021. For 2022, IFT determined a lower tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector of Ps.0.017118 per minute of interconnection. For 2023, IFT determined a lower tariff for traffic termination in the mobile network of the preponderant economic agent of Ps.0.014294 per minute of interconnection. For 2024, IFT determined a lower tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector of Ps.0.013900 per minute of interconnection.

In April 2018, the SCJN determined that the interconnection rate regime relating to fixed termination by the preponderant economic agent in the telecommunications sector, which contained a limitation on the preponderant economic agent’s ability to charge for traffic termination in its fixed network, was unconstitutional. As a result, the SCJN ordered IFT to issue a tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector, applicable from January 1 to December 31, 2019. In November 2018, IFT determined that the tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector would be Ps.0.003151 per minute of interconnection from January 1, 2019 to December 31, 2019. In November 2019, IFT determined that the tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector would be Ps.0.003331 per minute of interconnection from January 1, 2020 to December 31, 2020. In November 2020, IFT determined that the tariff for traffic termination in the fixed network of the preponderant economic agent would be Ps.0.002842 per minute of interconnection from January 1, 2021 to December 31, 2021. For 2022, the tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector would be Ps.0.002862 per minute of interconnection. For 2023, IFT determined the tariff for traffic termination in the fixed network of the preponderant economic agent should be Ps.0.002885 per minute of interconnection. For 2024, the tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector would be Ps.0.002823 per minute of interconnection.

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

Commitment to Sustainability

At Grupo Televisa, we strive to build short- and long-term value for our stakeholders through our services. We believe that adopting sustainable business practices is critical to generate long-term value for our customers, employees, investors, and the communities we serve.

In 2023, we embarked upon a new purpose that gives life to the mission and vision of our business: BRINGING PEOPLE CLOSER TO WHAT MATTERS MOST TO THEM. Our focus on environmental, social and governance (“ESG”) issues is an integral part of our purpose and business strategy. Year after year, we become more firmly committed to connecting lives through innovation and investment in resilient telecommunications networks that empower society.

Our value chain provides products and services that are basic to our society. We are present in our customers’ daily life, from education to business connectivity to entertainment, through our wide range of communication infrastructure and products. Our ESG strategy is integrated into the core of our business and contributes to our goals through four strategic pillars:

●	Resilient climate connections
●	Digital inclusion
●	Empowering people
●	Leading by example

The progress we have made toward sustainability has been fueled by an ongoing process of policy and program review, focused on improving our corporate management and aligned with international best practices, including the United Nations Sustainable Development Goals (“SDGs”). We identify the most relevant risks and opportunities in ESG areas and then decide on specific initiatives to address them. Our five priority SDGs, which range from climate action, education, gender equality, decent work, and peace and justice, reflect the opportunities we have to create shared value and contribute to collective well-being.

Our transparency and reporting strategy aligns with international frameworks and standards. We publish a sustainability report (the “Sustainability Report”) aligned with the recommendations of the Global Reporting Initiative, an internationally recognized framework for sustainability reporting that helps organizations disclose their economic, environmental, and social impacts, as well as with the industry standards of the Sustainability Accounting Standards Board and the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”). Grupo Televisa also supports the Ten Principles of the United Nations Global Compact. The information included in the Sustainability Report is not, and should not be considered, a part of this report.

Environmental and Climate

Our climate action strategy focuses on reducing emissions in our value chain, strengthening the resilience of our network, and promoting a low-emission economy. To achieve this, we are committed to investing in climate-resilient networks, introducing efficiency initiatives to reduce our energy consumption, and incorporating renewable electricity to decarbonize our operations. We work hand-in-hand with our suppliers to promote reuse, recycling, and emission reduction practices, encourage our staff to take pro-environmental actions in their daily lives, and create partnerships to accelerate the transition to a sustainable economy.

At Grupo Televisa, we follow a carbon mitigation hierarchy to avoid, reduce, and minimize our greenhouse gas emissions. Since 2019, we have adopted the recommendations of the TCFD and strengthened our climate governance and risk management strategy. In 2023, we deepened our understanding of these risks and opportunities, and we will continue integrating TCFD recommendations into our business practices. Additionally, we promote a circular business model in our value chain, encouraging the reuse and recycling of electronic devices to extend their lifespan and reduce the environmental impact of our operations.

Social

Our mission at Grupo Televisa is to merge groundbreaking technology with the best of human creativity. We are committed to delivering timely, useful, and meaningful digital experiences that enrich people and the world around them. We build the necessary infrastructure for society to connect and stay tuned with the world. We understand that connections are fundamental to giving meaning to life, and we strive to meet society’s connection needs by investing in the infrastructure required to facilitate that global connection.

Digital inclusion has been a deeply rooted priority for us for decades and is a fundamental pillar of our business strategy. Throughout the years, we have focused our efforts on providing access to digital technology, developing digital skills, ensuring school connectivity, promoting digital inclusion for women and girls, as well as facilitating digital access for vulnerable users and groups. In 2023, we successfully connected millions of people through our Cable and Sky segments. We are firmly committed to reducing the digital divide by providing affordable internet access and a wide range of entertainment products and services.

We are committed to empowering people in two key ways. Internally, we aim to offer job security, attractive benefit schemes, ongoing training, and programs to encourage talent promotion within Grupo Televisa. Externally, through Fundación Televisa, we drive innovative programs in education, culture, entrepreneurship, and environmental protection, using advanced digital tools and providing financial support. Grupo Televisa values and celebrates diversity as a strategic asset. We promote an environment where each individual is recognized, appreciated, and respected for their uniqueness, thereby contributing to our goals as a company.

Governance

Grupo Televisa is committed to conducting its operations in full compliance with ethics and current legislation. Our Code of Ethics establishes the values, principles, and standards of conduct that guide our business activities, addressing issues such as bribery and corruption prevention. All new hires accept this code when they join Grupo Televisa and pledge to abide by its terms, and we provide them with regular training. Some executive positions are required to renew their commitment to our Code of Ethics each year. Grupo Televisa offers confidential communication channels for employees and third parties to report violations of the Code of Ethics or other internal policies, as well as any matter that may affect our interests, business objectives, or human capital.

The Sustainability Committee, which is comprised of senior executives from various corporate areas and business units, reviews and monitors ESG performance, recommends best practices, and designs short- and long-term ESG strategies, considering the potential impacts of ESG-related risks. Furthermore, we have a continuous process of strategic risk management at the corporate level, which allows us to identify, assess, treat, monitor, and report sociopolitical, environmental, social, economic, and health risks and opportunities. Under the supervision of the Audit Committee, the Corporate Risk Management Office reports quarterly on the results of these processes.

Commitment to Social Responsibility

In 2023, Fundación Televisa (or “Fundación”) continued to show growth on the impact of its programs and consolidated communications of the Company to demonstrate how we can use them to help create real, enduring change with a strong commitment to helping those most in need. As a result, Fundación was able to help transform the lives of 785,583 children, youth and adults in Mexico and the United States, investing (together with our 261 allies) more than Ps.380 million, an increase of 13% as compared to 2022.

We continue to innovate in programs in education, culture, entrepreneurship and environmental protection to provide an empowering platform for hundreds of thousands of people to improve their lives, transform their communities, and build better and more sustainable communities. Our approach combines effective leveraging of the Company’s communication channels with state-of-the-art digital tools, financial support and on-the-ground multidisciplinary teams.

Our sustainability programs and initiatives are intended to help further 12 of 17 of the United Nations Sustainable Development Goals.

In 2023 we provided more than 61.5 million digital impacts and more than 75,896 TV media impacts, reaching more than 45.8 million people on television. At the same time, we helped third party institutions and organizations through communication campaigns with television spaces.

We have more than 2.1 million followers on social networks (an increase of 31% as compared to 2022) and 5,562,917 million people on our digital platforms (an increase of 260% as compared to 2022).

Fundación programs work along different life stages. Empieza Temprano focuses on early childhood development by providing parents and families with information and practical tips. To enhance the skills of K-12 students, Fundación has a civic values program called Valores. Cuantrix teaches computer science and coding. Technolochicas empowers young women through STEAM (Science, Technology, Engineering, Art and Mathematics). Bécalos works to increase high school and college completion while improving the student’s employability. POSiBLE helps to expand high-impact innovation-driven entrepreneurship through training, networking, resources, visibility and acceleration for high-potential startups, and Gol por México combines the passion for helping others with the passion for sports. Through this program, we have transformed soccer goals from the Mexican Soccer League into aid for the neediest communities in México.

In addition, Fundación’s cultural and environmental programs cut across ages serving the general public through actions in specific locations and through digital and media spaces.

In response to the devastation of Hurricane Otis in Guerrero Mexico, we were able to raise U.S.$3.1 million. We made a timely donation of 8,200 pantries to affected families in Acapulco, benefiting 41,000 people. In addition, we have equipped 15 media school classrooms with computers and high-speed satellite internet. We continue our efforts in the reconstruction of the affected areas with several partners and allies.

Our numbers and recognitions include the following:

●	We had more than 101,670 students from public schools, 5,877 teachers and instructors and 835 elementary schools, across Mexico, registered in our Cuantrix platform to learn basic coding skills.
●	We had more than 16,150 middle-school girls that participated in Technolochicas STEAM activities in Mexico and the United States.
●	We had 38,577 recipients of Bécalos scholarships, reaching 550.696 scholarships in the program’s history. 7,855 scholarships were designated for students and teachers developing employment competencies, 300 scholarships for students attending a program for talented youth, and 3,217 scholarships for women registered in STEAM training.
●	We continued our partnership with Schmidt Futures and Rhodes Trust to promote their RISE scholarship program in Mexico. This program provides a lifetime support to exceptional teenagers that want to change the world.
●	We supported more than 37,000 entrepreneurs in developing their business models through our POSiBLE program.
●	We participated in far-reaching communication campaigns, including “Play this Summer” and “Early Childhood Week,” focused on delivering messages to promote early childhood stimulation.
●	We provided guidance to 67,153 parents with practical tips, TV spots, social media content, SMS messages and workshops through our “Empieza Temprano” program.
●	We provided 69,000 recipients with new aid in health, nutrition, development, dwelling, reforestation and support of women through our “Gol por México” program.
●	Through our Visual Arts Cultural projects, we promoted and exhibited our photographic and cinematographic collection held through our exhibition Mexichrome, which attracted more than 150,000 visitors and more than 60,000 users to the mexichrome.mx website.
●	We were recognized with the “Alebrijes” award for our “Posible” program for “Impact Generator in the Innovation and Entrepreneurship Ecosystem in the South-Southeast” awarded by the Mexican Private Capital Association and the Inter-American Development Bank.
●	We were recognized with the Social Entrepreneurship 2023 award by Fomento Social Citibanamex.
●	Bécalos renewed CEMEFI’s Institutional and Transparency Accreditation for the third consecutive year.

●	We were recognized by CEMEFI and awarded with the ESR (Empresa Socialmente Responsable) Socially Responsible Company 2023.

By responsibly leveraging media, talent, partnerships and financial assets, the efforts led by Fundación reflect the commitment of the Company to environmental and social initiatives. We intend to make a strategic contribution to building a more empowered, prosperous and democratic society where all people have a platform to succeed.

Our Operations

As of December 31, 2023, we classified our operations into three business segments: Cable, Sky and Other Businesses. Following the completion of the TelevisaUnivision Transaction on January 31, 2022, our former Content business was combined with UHI, creating TelevisaUnivision, a premier global Spanish-language media company. As a result, subject to certain exceptions, we no longer own our former Content business, and we now classify the former Content business as a discontinued operation and since then it is no longer a business segment.

In addition, following the completion of the Spin-off during the first quarter of 2024, certain businesses that were part of our former Other Businesses segment, including our fútbol operations, the Azteca Stadium, the gaming operations, and the publishing and distribution of magazines, as well as certain related assets and real estate (the “Spun-off Businesses”) were spun off to a new controlling entity listed on the Mexican Stock Exchange, Ollamani, S.A.B. (“Ollamani”) that holds the Spun-off Businesses and which at the time of the Spin-off had the same shareholding structure as the Company. As a result, we no longer own the Spun-off Businesses of our former Other Businesses segment, and, beginning with the first quarter of 2024, we began classifying the Spun-off Businesses as a discontinued operation and since then the Other Businesses segment is no longer a business segment.

Cable

The Cable Television Industry in Mexico. Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee. These fees are based on the package of channels the subscribers receive. According to IFT, there were approximately 774 pay-TV concessions in Mexico and 1,626 integrated sole concessions for commercial use, as of the date of their report, serving approximately 16.94 million subscribers (including cable and DTH).

Digital Cable Television Services. Our Cable telecommunications companies offer on-screen interactive programming guide with direct access to Vix Premium, Netflix, Disney+, Star+, Max, amongst others through the izzi TV platform, video on demand, high definition channels as well as other services throughout Mexico. Along with their digital pay-TV service, our Cable telecommunications companies offer broadband internet and a competitive digital telephone service. Through their network, they are able to distribute high quality video content, new services, interactivity with video on demand, 1080i high definition, impulse and order pay-per-view, a-la-carte programming, among other products and services, with added value features and premium solutions for consumers, and telephony and internet. Likewise, our Cable telecommunications companies offer mobile applications such as izzi go, which is a TV Everywhere application for authenticated subscribers through compatible PCs, iOS and Android platforms, that enables subscribers to access live channels, movies and series on demand. izzi go also features remote control functionalities compatible with our izzi TV set-top-boxes, and allows subscribers to watch additional content through the application. In November 2020 and August 2021, izzi partnered with Disney+ and Star+ respectively, in order to distribute the service both a la-carte and as a bundle in select triple play packages and with payment integration services for izzi customers. In September 2023 we began offering Vix Premium free of additional charges as a hard bundle to both new and existing users with 50 mbps speed and above.

Revenues. Our Cable telecommunications companies generate revenues from their pay-TV, broadband internet and telephony services, from additional services such as video on demand, and from sales of advertising to local and national advertisers. Subscriber revenues come from monthly service and rental fees.

Cable Initiatives. Our Cable telecommunications companies plan to continue offering the following services to their subscribers:

●	Enhanced programming services, including VOD, SVOD, high definition and bundled packages;
●	Broadband internet services;
●	Telephony services; and

●	Mobile services.

Cablevisión. We own a 51.2% controlling stake in Cablevisión, which offers cable television, broadband internet and telephony services and operates in Mexico City and its metropolitan area.

TVI. TVI is a wholly-owned subsidiary of the Company. TVI offers cable television, broadband internet and telephony services and operates in the states of Nuevo León, Coahuila de Zaragoza, San Luis Potosí and Tamaulipas and also offers specific broadband internet and telephony services in the metropolitan area of Mexico City.

Cablemás. Cablemás is a wholly-owned subsidiary of the Company, which offers cable television, broadband internet and telephony services and operates in 20 states of Mexico.

Cablecom. Cablecom is a wholly-owned subsidiary of the Company, which offers cable television, telephony services and operates in 18 states of Mexico.

Telecable. Telecable is a wholly-owned subsidiary of the Company, which offers cable television, broadband internet and telephony services and operates in 11 states of Mexico.

Bestel. Currently, the Company indirectly holds 66.2% of the equity of Bestel (35.4% through Cablevisión and 30.8% through CVQ), which provides voice, broadband internet and managed services to domestic and international carriers and to the enterprise, corporate, and government segments, cloud and other services in Mexico. Through Bestel (USA), Inc., Bestel provides cross-border services to U.S. carriers including internet protocol, or IP, transit, collocation, international private lines, virtual private networks, or VPNs, and voice services, as well as access to the Internet backbone via companies or carriers classified as “TIER 1” which are networks that can reach every other network on the internet without purchasing internet protocol address transit or paying settlements and “TIER 2” which are networks that peer with some networks, but purchase internet protocol address transit or pay settlements to reach at least some portion of the internet.

Bestel owns a fiber-optic network of approximately 19,000 kilometers, which is in the process of being expanded. In addition to its own network, Bestel operates 20,000 additional kilometers of fiber-optic networks covering several cities and economic regions in Mexico and has direct crossing of its network into Laredo, McAllen, El Paso and Dallas in Texas, Nogales in Arizona and San Diego and Los Angeles in California in the United States. This enables the Company to provide high connectivity capacity between the United States and Mexico.

Sky

Background. We operate “Sky”, our DTH satellite venture in Mexico, Central America and the Dominican Republic, through Innova. We indirectly own 58.7% of this venture. The remaining 41.3% of Innova is owned by AT&T. On April 3, 2024, we announced that we had reached an agreement with AT&T to acquire its interest in Sky and become the owner of 100% of Sky’s capital stock. The transaction is subject to customary regulatory approvals. For a description of capital contributions and loans we have made to Innova, see “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

Innova’s Social Part Holders Agreement provides that neither we nor News Corp. nor AT&T may directly or indirectly operate or acquire an interest in any business that operates a DTH satellite system in Mexico, Central America and the Dominican Republic (subject to limited exceptions).

As of December 31, 2021, 2022 and 2023, Innova’s DTH satellite pay-TV service had 7,408,075, 6,257,059 and 5,567,426 gross active video subscribers, respectively. Innova primarily attributes its success to its superior programming content, its exclusive transmission of the largest coverage sporting events such as soccer tournaments and special events, its high-quality customer service and its nationwide distribution network with approximately 639 points of sale. In addition to the above, Innova also attributes its success to VeTV, our low-end package in Mexico. Sky continues to offer the highest quality and exclusive content in the Mexican pay-TV industry. Its programming packages combine our over-the-air channels with other exclusive content.

During 2023, Sky offered exclusive content, which included La Liga and La Copa del Rey (Spanish Soccer), the Bundesliga (German Soccer), the NFL Sunday Ticket, MLB Extra Innings, the NHL, marathons, ice skating events, Davis Cup, Diamond League, the Pacific Mexican Baseball League (LMP), and Caribbean Series, the World Padel Tour, UEFA EURO, UEFA Nations League and qualifying matches of the CONMEBOL for the World Cup, as well as special coverage of female soccer leagues from Germany, Spain, Sweden and the U.K. In addition to new programming contracts, Sky continues to operate under arrangements with a number of third-party programming providers to provide additional channels to its subscribers. Sky also has arrangements with the major programming studios and sports federations.

In 2023, the Sky HD Package comprised 258 channels, as well as eight additional channels for pay-per-view. We expect to continue broadening our HD offering in the coming years.

As of December 31, 2023, the standard definition programming packages monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: Basic Ps.289, Fun Ps.419, HBO Ps.599, Universe Ps.834 and monthly fees for high definition programming packages are: Silver Ps.299, Gold Ps.349, Platinum Ps.489 and Black Ps.904. Monthly fees for each programming package do not reflect a monthly rental fee in the amount of Ps.50 for standard definition, Ps.74 for Silver and Gold and Ps.64 for Platinum and Black packages for the decoder necessary to receive the service (or Ps.50 for standard definition, Ps.50 for Silver and Gold, Ps.50 for Platinum and Black packages if the subscriber pays within 12 days of the billing date) and a one-time activation fee which depends on the number of decoders and payment method. The monthly fees with respect to our prepaid programming package in high definition for SKY Prepaid is Ps.199 and the monthly rental fee for the decoder necessary to receive the service is Ps.50.

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

In 2018, Sky launched Fixed Wireless Broadband services under the brand name Blue Telecomm. Sky offers five, 10 or 20 mega single-play broadband services and five or 10 for video-broadband bundles. These services are limited to certain areas in Mexico. At the end of fiscal year 2023, Sky had 515,089 broadband customers.

In 2022, Sky launched mobile services under the brand Blue Telecomm Cel which offers packages of 4 GB, 7 GB, 16 GB, and 23 GB single-play mobile for Ps.289, Ps.399, Ps.599 and Ps.799, respectively. At the end of fiscal year 2023, Sky had 32,844 mobile customers.

In 2023, Sky launched Sky+, an Android-based streaming platform, that integrates Sky video service, video on demand, and OTTs content in a unified viewing experience which offers packages basic and premium, at a price of Ps. 399 and Ps. 599, respectively. At the year ended on fiscal year 2023, Sky had 60,271 Sky+ subscribers.

Programming. Sky receives programming content from several providers, including TVSA, which also grants DTH satellite service broadcast rights to most of its existing and future program services (including pay-per-view services on DTH), subject to some pre-existing third-party agreements and other exceptions and conditions.

Discontinued Operations

Businesses disposed of on January 31, 2022 (see Item 5.  Operating and Financial Review and Prospects, TelevisaUnivision Transaction)

Content

We owned the former Content business prior to the completion of the TelevisaUnivision Transaction. Prior to the completion of such transaction, the former Content business generated revenues from advertising, network subscription, licensing and our former feature film production and distribution business Videocine.

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

Videocine

As part of the TelevisaUnivision Transaction, we sold Videocine, our former feature film production and distribution business.

Videocine produced and co-produced first-run Spanish language feature films, some of which are among Mexico’s top films based on box office receipts.

Spun-off Businesses on January 31, 2024 (see Item 5.  Operating and Financial Review and Prospects, Spin-off of Certain Businesses of Our Other Businesses Segment)

Other Businesses

Publishing

With a total circulation of more than 6 million copies in 2023, Editorial Televisa, S.A. de C.V., or Editorial Televisa, the Company’s former publishing business, published 11 titles that are distributed in Mexico. See “—Publishing Distribution”. Editorial Televisa’s main publications in Mexico included TVyNovelas, a weekly entertainment and dramas magazine; Vanidades, a popular bi-weekly magazine for women; and Caras, a monthly leading lifestyle and socialite magazine. Editorial Televisa also managed 15 digital platforms that generated 215 million unique users and 520 million video views on such platforms during 2023.

Publishing Distribution

We estimate that Distribuidora Intermex, S.A. de C.V., or Intermex, our former distribution business, distributed more than 49%, in terms of volume, of the magazines, comics, books, and collectibles circulated in Mexico.

Mexico is considered one of the most important collectibles markets in the world, and in Mexico, Intermex has more than 90% of the market share in the distribution of commercial collectibles.

We also estimate that such distribution network reached more than 6,300 points of sale in Mexico. In 2021, 2022, and 2023 52%, 48% and 21%, respectively, of the publications distributed by Intermex were published by Editorial Televisa. In addition, Intermex’s distribution network sells a number of publications published by joint ventures and independent publishers, as well as collectibles, books, novelties and other consumer products.

Soccer

We owned Club de Fútbol América S.A. de C.V., or Club América, which currently plays in the Mexican First Division and is one of the most popular and successful soccer teams in Mexico and Club América Femenil, a professional soccer team that participates in the first division of the Mexican women’s soccer league currently known as Liga MX Femenil.

We also owned Azteca Stadium, which has hosted two FIFA World Cup openings and finals (1970 and 1986), and FIFA has recently confirmed that Azteca Stadium will host soccer matches during the 2026 World Cup, which will be held in Canada, Mexico, and the United States. This will make it the only stadium in the world to have hosted matches in three different FIFA World Cups.

National Football League

The Company entered into a contract with the National Football League, or the NFL, to host one regular season game each year beginning in 2016. In November 2022, a regular season Monday Night Football game was played at the stadium with more than 78,000 fans in attendance. No NFL game took place in Mexico during 2023.

Gaming Business

In 2006, we launched our former gaming business under the brand “Play City”, consisting of casinos and an online gaming site. As of December 31, 2023, Play City had 18 casinos in operation in 13 states in Mexico.

PlayCity also has a successful multi-level loyalty plan with more than 215,000 active accounts as of December 31, 2023. All of PlayCity’s casino rooms are located in premium locations inside or next to high-value shopping malls.

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

Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. In March 2010, Telefónica, Editora Factum, S.A. de C.V., a wholly-owned subsidiary of the Company which was merged into CVQ in May 2015, and Megacable agreed to jointly participate, through a consortium known as Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”), in the public bid for a pair of dark fiber wires held by the CFE (Comisión Federal de Electricidad). In June 2010, the SCT granted GTAC a favorable award in the bidding process for a 20-year contract for the lease of up to 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted in July 2010, to operate a public telecommunications network using DWDM technology. In June 2010, one of our subsidiaries entered into a long-term credit facility agreement to provide financing to GTAC in an amount up to Ps.688.2 million, which was already liquidated. Under the terms of this agreement, principal and interest were payable at dates agreed by the parties, between 2013 and 2021. In addition, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.1,399.0 million. By the end of 2023, GTAC had in operation 201 links and 166 nationwide nodes, and the services for customers grew to 3,777, of which 87% and 10.22% have a capacity of 10 Gbps and 100 Gbps, respectively. The overall capacity per link is approximately 3.2 Tbps (80 optical channels x 10, 40 and 100 Gbps each channel). In addition, GTAC maintains six of its own routes (2,222 kilometers), three third-party dark fiber IRU (2,872 kilometers) and local loops (559 kilometers). This fiber-optic network represents for us an alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber-optic network aims to increase broadband internet access for businesses as well as households in Mexico.

We have investments in several other businesses. See Notes 3 and 10 to our consolidated year-end financial statements.

TelevisaUnivision

We have a number of arrangements with TelevisaUnivision, the leading Spanish-language content and media company in the world, which features the largest Spanish-language library of owned content and industry-leading production capabilities that power its streaming, digital and linear television offerings, as well as its radio platforms. TelevisaUnivision’s linear operations include two broadcast television networks in the United States, Univision Network and UniMás, which collectively represent more than half of Spanish-language broadcast primetime viewership, and two broadcast television networks in Mexico: Las Estrellas and Canal 5. In addition, TelevisaUnivision operates nine cable networks in the United States, including Galavisión, one of the most watched Spanish-language entertainment cable networks, and TUDN, the #1 Spanish-language sports network and 29 cable networks in Mexico, including Distrito Comedia and TL Novelas. TelevisaUnivision also owns or operates 59 local television stations in the United States and 32 local television stations in Mexico. In addition, TelevisaUnivision provides programming to 68 broadcast network station affiliates in the United States. Univision, UniMás and Galavisión that are also available on YouTube TV. TelevisaUnivision’s digital properties consist of streaming and various other websites. The digital offerings are anchored by ViX, a two-tier streaming service in one single app comprised of the free AVOD product and a paid premium SVOD option, which hosts over 50,000 hours of high-quality, original Spanish-language programming from distinguished producers and top talent. TelevisaUnivision’s offerings also include UnivisionNow.com, a direct-to-consumer, on-demand and live streaming subscription service, and Univision.com as well as various other local digital properties. TelevisaUnivision’s radio operations, known as the Uforia Audio Network, encompasses 35 owned or operated U.S. radio stations, an experiential and digital-centric event series and a robust digital audio footprint.

As of March 31, 2024, we owned a 43.3% equity interest on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) in TelevisaUnivision, and we are party to related governance arrangements pursuant to which, among other things, we are entitled to designate five of the 11 members of the Board of Directors of TelevisaUnivision, at least proportionate membership on board committees and consent rights over certain matters. In addition, Messrs. Bernardo Gómez Martínez and Alfonso de Angoitia Noriega became part of the management team of the Mexican content business of TelevisaUnivision. These individuals also continue to serve in their current roles at the Company. As a result, they do not devote all of their time to either TelevisaUnivision or the Company.

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

TelevisaUnivision Transaction

On January 31, 2022, we consummated the TelevisaUnivision Transaction with UHI and affiliates of Searchlight, ForgeLight and Liberty Global, pursuant to which, among other things, we contributed our former Content business (other than certain assets relating to our former news business, which was transferred at closing to the News Company, real estate and Mexican over-the-air broadcast concessions) to UHI. In consideration for the contribution of our former Content business, we received approximately U.S.$4.5 billion in a combination of cash (U.S.$3.0 billion) and U.S.$1.5 billion of common and preferred shares of TelevisaUnivision, excluding post-closing adjustments. The combined company is referred to as TelevisaUnivision, Inc. The TelevisaUnivision Transaction was partially financed by UHI through a new Series C preferred equity investment in TelevisaUnivision of U.S.$1.0 billion in the aggregate led by the SoftBank Latin American Fund, along with ForgeLight, with participation from Google and The Raine Group, as well as debt financing. In addition, TelevisaUnivision’s news content production for Mexico was transferred so that it is provided by the News Company. After the closing of the TelevisaUnivision Transaction, news programs are owned by the News Company and licensed to TelevisaUnivision.

The foregoing summary of the TelevisaUnivision Transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the 2021 Transaction Agreement, a copy of which has been filed as Exhibit 4.7 to this Form 20-F.

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

Cable

Cablevisión, Cablemás, TVI, Cablecom and Telecable face intense competition from several media, internet, OTT, cable, pay-TV and telecommunications companies throughout Mexico.

The telecommunications industry in Mexico has become highly competitive. New technologies and technical innovations have been implemented in the telecommunications sector, resulting in a significant increase in competition. We believe that there is a strong correlation between the increase in competition and the adoption of new technologies.

In the broadband internet services market and in the mobile services market, we face intense competition from several service providers, and also importantly from the preponderant economic agent in the telecommunications sector, which holds a significant market share, as well as other competitors in mobile solutions.

In the pay-TV market, our Cable telecommunications operators also face tough competition from other cable companies and from other pay-TV operators such as Dish Mexico, Total Play, Megacable, Sky and other cable companies. Recently, competition in this market has increased due to the growth of IPTV or OTT providers such as Netflix, Disney+, Star+, Claro Video, Prime Video (Amazon), Max, ViX Premium+, Paramount+, Universal+, and Apple TV+, among others.

Our Cable telecommunications operators compete as well with other media with respect to advertising sales, including DTH, social media, outdoor advertising and publishing among others. The information technologies are changing and we expect will continue to change the consumption of advertising in the communications media.

Sky

Innova currently competes with, or expects to compete with, among others, cable television operators, MMDS systems, national broadcast networks (including our three free-to-air networks and Channel 4), regional and local broadcast stations, OTT content providers, internet video websites and other DTH concessions such as Dish Mexico, which as of June 2023 had approximately 947,215 subscribers, according to IFT. Currently, Dish Mexico offers not only low-priced packages, but also high-end products such as High Definition Packages. Innova also faces competition from: (a) unauthorized C-band and Ku-band television signals provided by third parties without authorization of the Mexican government; and (b) illegal streaming services that facilitate access to television channels and content through set up boxes and applications. Other competitors include radio, movie theaters, video rental stores, IPTV, video games and other entertainment sources. We also face significant competition from new entrants in pay-TV services as well as from the new public television networks. The consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay-TV market in Mexico matures, and as the offering of bundled services that include pay-TV, broadband and telephony increases, Innova expects to face competition from an increasing number of sources. Emerging technologies that provide new services to pay-TV customers as well as new competitors in the DTH field or cable, telecommunication and internet players entering into video services would require us to make significant capital expenditures in new technologies and additional transponder capacity.

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

Cable

Concessions. Cable television operators apply for a concession from IFT in order to operate their networks and provide cable television services and other multimedia communications services. Applications are submitted to IFT and, after a formal review process, a concession is granted for an initial term of up to 30 years. Cablevisión obtained a telecommunications concession, which expires in 2029; in 2019 such concession became an integrated sole concession. Pursuant to its public telecommunications concession, Cablevisión can provide any telecommunication services in Mexico, including cable television, limited audio transmission services, bidirectional internet access and unlimited data transmission services in Mexico City and surrounding areas in the State of Mexico (Estado de México). The scope of Cablevisión’s integrated sole concession is much broader than the scope of its former public telecommunications concession, which covered certain telecommunications services in Mexico City and its metropolitan area. In September 2022, Cablevisión began the process of extending the term of the integrated sole concession title granted in May 2019, and through a resolution dated June 7, 2023, the Plenary of the IFT authorized the extension of the term of the Cablevisión integrated sole concession for an additional 30 years beginning in September 2029. Consequently, in August 2023, the IFT delivered to Cablevisión a new integrated sole concession title that authorizes Cablevisión for such additional period.

Cablemás operates under one integrated sole concession, which covers 20 Mexican states. Pursuant to this concession, Cablemás provides cable television services, broadband internet access and bidirectional data transmission services. In addition, Cablemás provides local and international long-distance telephony services. The concession granted by IFT allows Cablemás to install and operate a public telecommunications network. The Cablemás concession will expire in 2046. The Cablemás concession allows it to provide any telecommunication services throughout Mexico. In 2021, as part of a strategy to make the operation more efficient, Cablemás waived its previous concessions for residential services, which were granted pursuant to an integrated sole concession that allowed Cablemás to provide any telecommunication services in Mexico, with an expiration date of 30 years from July 7, 2016.

TVI operates under one integrated sole concession, which covers primarily four Mexican states. Through this concession, TVI provides cable television services, bidirectional data transmission and internet and telephony services. The integrated sole concession granted by IFT allows TVI to install and operate a public telecommunications network to provide any telecommunication and broadcasting services all around Mexico. TVI’s concession will expire in 2045.

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

In addition to broadcasting programming that promotes Mexican culture, Mexican law also requires cable television operators to carry all air broadcast channels in the same geographic coverage area and Señales de Instituciones Públicas Federales, or Public Federal Institutions Channels, provided by the Mexican government according to the applicable regulations.

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

Non-Mexican Ownership of Public Telecommunications Networks

Under  current Mexican law, non-Mexicans may currently own up to 49%, subject to reciprocity by the relevant foreign country, of the outstanding voting stock of Mexican companies with a broadcast television or radio concession. However, non-Mexicans may currently own up to all of the outstanding voting stock of Mexican companies with a public telecommunications concession to provide cellular telephone, fixed-line telephone, pay-TV and broadband internet services.

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

As part of our expansion of our Cable business, on December 17, 2018, we acquired FTTH under the provisions set forth in transitory Article 9 of LFTR. On May 8, 2019, the IFT launched an investigation to analyze if, as a result of the transaction, the Company, as well as the Cable and Sky concessionaires and TVSA, acquired substantial power in the market of telecommunications networks providing voice, data or video services. On September 4, 2019, the IFT Investigative Authority issued a preliminary opinion, whereby it assessed that there were elements to determine that the Company had substantial power in 35 relevant markets of the telecommunications networks that provide restricted television and audio services. Those relevant markets comprise 35 municipalities in the following States: Aguascalientes, Chihuahua, Ciudad de México, Estado de México, Jalisco, Nuevo León and San Luis Potosí. As a response to the preliminary opinion, the Company presented its position and provided evidence to prove that the Company does not hold substantial power in the relevant markets established in the preliminary opinion. On November 26, 2020, the IFT notified TVSA, the Company and some subsidiaries of its Cable and Sky businesses of the final resolution confirming the existence of substantial power in the 35 relevant markets of restricted television and audio services. Some of the consequences derived from the determination of substantial market power are applicable as a matter of law and others may be imposed by IFT in a new procedure in accordance with the LFTR, which may consist of: (i) the obligation to obtain IFT’s approval and to register the rates for our services; (ii) to inform the IFT in case of the adoption of new technology or modifications to the network; (iii) the agent with substantial power may not be entitled to the benefits of some rules of the “must carry” and “must offer” provisions; and (iv) the implementation of accounting separation. Consequently, on December 17, 2020, TVSA, the Company and some subsidiaries of its Cable and Sky businesses, filed three amparos, respectively, to challenge the constitutionality of the resolution. In October 2022, TVSA, the Company and some subsidiaries of its Cable and Sky businesses obtained favorable amparo resolutions form a specialized federal judge which determined that the resolution of IFT about the substantial power on the restricted services of television and audio market in 35 municipalities in Mexico, after the acquisition of the direct to home fiber-optic and assets related to Axtel, S.A.B. de C.V. in December 2018, was unconstitutional. On January 24, 2024, a Federal Court resolved through a final resolution of the amparo of TVSA and instructed the IFT to revoke the substantial power resolution. On March 6, 2024, as a result of the amparo resolution, the IFT revoked the substantial power resolution and determined to close the file only for TVSA, the other two amparos are currently under revision of the competent court.

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

Pursuant to the LFTR currently in force, a concession (obtained by means of a public process) is still needed to participate in the radio-electric spectrum in Mexico.

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

As a result of the Telecom Reform, certain provisions of the LFTR and Guidelines related to the distribution of more than one channel of programming on the same transmission channel, or multiplexing, were passed. Such provisions optimize the use of the spectrum; for example, where the 6MHz spectrum was used entirely to broadcast only one channel of programming analog standard, now based on new technologies, more than one channel of programming digital standard on the same transmission channel can be broadcast. The Company, as a Preponderant Economic Agent has a restrictive obligation related to multiplexing. The IFT shall not authorize the Preponderant Economic Agent to broadcast channels in excess of 50% of the total channels authorized to other broadcasters in the same geographic coverage. The IFT has granted multiplexing authorizations to the Company, granting access to TVSA as its third party programmer in terms of the third party programming agreements: 36 authorizations for multiplexing the Channel 5 Network, 29 authorizations for multiplexing the Channel Nu9ve Network, two authorizations for multiplexing the Channel 2 Network, 35 authorizations for multiplexing Channel Foro TV Network, three authorizations for multiplexing Local Channels and three authorizations for multiplexing the Channel CV Shopping (programmed by the Company).

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

On June 8, 2023, the Plenary of the Supreme Court of Justice of the Nation, by a majority of eight votes, resolved the constitutional disputes filed by the IFT and COFECE, declaring the Agencies Law invalid. The judgment was published in the Official Gazette of the Federation on December 22, 2023. As a result, the Agencies Law is currently invalid and not applicable. See “Risk Factors—Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue.”

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

Government Broadcast Time. Each concessionaire is required to transmit each day, free of charge, up to 30 minutes of programming promoting cultural, educational, family counseling and other social matters, using programming provided by the Mexican government.

In addition, television stations have to provide to the Mexican government up to 18 minutes per day of the television broadcast time between 6:00 a.m. and midnight, in each case distributed in an equitable and proportionate manner. Any time not used by the Mexican government on any day is forfeited. Generally, the Mexican government uses all or substantially all of the broadcast time available to it under this tax.

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

The LFTR establishes a renewal procedure that would result in the granting of a renewal of an integrated sole concession (when involving radio-electric spectrum or orbital resources, a concession to exploit such spectrum is required) in order to provide telecommunications and broadcasting services. The integrated sole concession would be awarded for renewable 30-year terms. Renewal of integrated sole concessions require, among others: (i) to request its renewal to IFT within the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the concessions within 180 business days of its request. Failure by IFT to respond within such period of time shall be interpreted as if the request for renewal has been granted.

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

Significant Subsidiaries

The table below sets forth our significant subsidiaries and associates as of December 31, 2023.

	Jurisdiction of
	Organization or	Percentage
Name of Significant Subsidiary	Incorporation	Ownership(1)
Cable segment:
Empresas Cablevisión, S.A.B. de C.V. (3) (5)	Mexico	51.2%
Milar, S.A. de C.V. (3)	Mexico	51.2%
Cablevisión, S.A. de C.V.	Mexico	51.2%
Cablemás subsidiaries (4)	Mexico	100.0%
Televisión Internacional, S.A. de C.V. (TVI) (2) (5)	Mexico	100.0%
Cablestar, S.A. de C.V.(2) (6)	Mexico	66.2%
Arretis S.A.P.I. de C.V.(2)(5)	Mexico	100.0%
Telecable subsidiaries (2) (7)	Mexico	100.0%
Corporativo Vasco de Quiroga, S.A. de C.V. (CVQ)(9)	Mexico	100.0%
Sky segment:
Sky DTH, S.A. de C.V. (8)	Mexico	100.0%
Innova Holdings, S. de R.L. de C.V. (8)	Mexico	58.7%
Innova, S. de R.L. de C.V. (Innova)(10)	Mexico	58.7%
Other Businesses segment:
Grupo Telesistema, S.A. de C.V. (16)	Mexico	100.0%
Controladora de Juegos y Sorteos de México, S.A. de C.V.(2) (11) (14)(15)	Mexico	100.0%
Editorial Televisa, S.A. de C.V.(2) (12)(14)(15)	Mexico	100.0%
Grupo Distribuidoras Intermex, S.A. de C.V.(2) (13)(14)(15)	Mexico	100.0%
Significant Investee:
TelevisaUnivision, Inc.(TU)(16)	United States of America	43.7%
(1)	Percentage of equity owned by us directly or indirectly through subsidiaries.
(2)	While each of these subsidiaries is not a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, we have included these subsidiaries in the table above to provide a more complete description of our operations.
(3)	One of two subsidiaries through which we own our equity interest in Cablevisión, S.A. de C.V.
(4)	The Cablemás subsidiaries are directly or indirectly owned by CVQ.
(5)	One of three indirect subsidiaries through which, together with the Cablemás and Telecable subsidiaries, we conduct the operations of our Cable segment.
(6)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.
(7)	The Telecable subsidiaries are directly owned by CVQ.
(8)	One of two subsidiaries through which we own our equity interest in Innova.
(9)	Direct subsidiary through which we conduct the operations of our Cable segment and parent company of Innova.
(10)	Indirect subsidiary through which we conduct the operations of our Sky segment. We currently own a 58.7% interest in Innova. On April 3, 2024, we announced that we had reached an agreement for the acquisition of the remaining portion, to become owner of 100% of Innova’s capital stock.
(11)	Direct subsidiary through which we conducted the operations of our Gaming business.

(12)	Direct subsidiary through which we conducted the operations of our Publishing business.
(13)	Direct subsidiary through which we conducted the operations of our Publishing Distribution business.
(14)	One of three subsidiaries through which we conducted the operations of our Other Businesses segment.
(15)	Through January 31, 2024, these subsidiaries were our direct subsidiaries. Most of the operations of our Other Businesses segment were spun off in connection with the Spin-off on January 31, 2024 to create a new controlling entity, Ollamani, which is listed in the Mexican Stock Exchange.
(16)	TelevisaUnivision, Inc., formerly known as Univision Holdings II, Inc., has been included as a significant investee pursuant to Rule 3-09 of Regulation S-X. We own shares of the capital stock of TelevisaUnivision, Inc. primarily through our subsidiaries Grupo Telesistema, S.A. de C.V. and Multimedia Telecom, S.A. de C.V.

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

Until January 31, 2024, we beneficially owned Azteca Stadium, which seats approximately 84,500 people, through a trust arrangement that was renewed in 1993 for a term of 30 years and that may be extended for additional periods.

Our cable television and Mexican DTH satellite service businesses are located in Mexico City.

As of December 31, 2023, our properties, excluding Azteca Stadium, represented approximately 4.97 million square feet of space, of which over 4.06 million square feet are located in Mexico City and the surrounding areas, and approximately 0.90 million square feet are located outside of Mexico City and the surrounding areas.

We currently own approximately 4.97 million square feet of space, 2.40 of which are leased to TelevisaUnivision, including the television stations, four locations in Mexico City, 14 studios in San Angel, three studios in Santa Fe and one studio in Rojo Gomez, and 12 studios located in Chapultepec. We also own other properties used in connection with our operations, including a training center, technical operations facilities, studios, workshops, television and repeater stations, and office facilities, part of which are leased to TelevisaUnivision or its subsidiaries.

We also own or lease over a total of 58,687 square feet in properties in the United States, Latin America, Spain and Switzerland in connection with our operations there. We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries. The following table summarizes our real estate and lease agreements in the United States, Latin America, Spain and Switzerland.

	Number of
Operations	Properties	Location
Television and news activities
Leased properties	3	Madrid, Spain(2)
		Zug, Switzerland(1)
Publishing activities
Owned properties(1)	2	Caracas, Venezuela (1)
		Bogotá, Colombia(1)

DTH
Leased properties	7	San José, Costa Rica(1)
		Guatemala(1)
		Nicaragua(1)
		Panamá(1)
		San Salvador(1)
		Honduras(1)
		Dominican Republic(1)
Telephony
Leased properties	3	San Antonio, Texas(2)
		Laredo, Texas(1)

(1)As of January 31, 2024, the properties relating to our former publishing activities were transferred to Ollamani in connection with the Spin-off.

Satellites. We currently use transponder capacity on ten satellites: Eutelsat 117 West A (formerly Satmex 8), which reaches Mexico, the United States, Latin America, and the Caribbean; Eutelsat 115 West A (formerly Satmex 5), which reaches Mexico, the United States and Latin America; IS-34, which reaches North America, Western Europe, Latin America and the Caribbean; Galaxy 16 (formerly Galaxy IVR), which reaches Mexico, the United States and Canada; Galaxy 19, which reaches Mexico, the United States and Canada; Intelsat IS-35e, replacement of IS-905 and the migration from Intelsat IS-35e to Eutelsat E9B which reaches Western and Eastern Europe; SES-14 (formerly NSS-806), which reaches North America, Western Europe, Latin America and the Caribbean; IS-21, which reaches Central America, Mexico, the Southern United States and the Caribbean; IS-16, which reaches Central America, Mexico, the Southern United States and the Caribbean; and SM-1, which reaches Central America, Mexico, the Southern United States and the Caribbean. In March 2010, Sky reached an agreement with a subsidiary of Intelsat to lease 24 transponders on the Intelsat IS-21 satellite which is mainly used for signal reception and retransmission services over the satellite’s estimated 15-year service life. IS-21 started service in the third quarter of 2012, replacing Intelsat IS-9 as Sky’s primary transmission satellite. In April 2010, Intelsat released the IS-16 satellite, where Sky has an additional twelve transponders to deliver new DTH-HD channels and more DTH SD channels; this satellite is also a back-up satellite for our DTH venture operations. For a description of guarantees related to our DTH venture transponder obligations, see Note 14 to our consolidated year-end financial statements.

Since 1996, we have been working with PanAmSat (now Intelsat) as our satellites services provider, which provided to the Company five Ku band transponders on Satellite PAS-3R, three of which were intended to be for DTH to Spain. We were required to pay an annual fee for each transponder of U.S.$3.1 million. Due to an exchange with three of five 54 MHz Ku Band transponders, until April 2, 2016, we had capacity on two 36 MHz C band transponders on Galaxy 16.

In December 2005, we signed an extension with PanAmSat, for the use of three transponders on the PAS-3R satellite until 2009 and 2012 and two transponders on the Galaxy IVR (replaced by Galaxy 16) satellite until 2016. In October 2015, we signed a new contract with SES S.A. until June 2019 for the replacement of two transponders of Galaxy 16. The new contract included three transponders and a full-service migration to the new satellite, AMC-9. On June 17, 2017, AMC-9 experienced a technical issue that impacted the satellite and thus, we entered into a new contract until June 30, 2022 to transition the full service of 147 MHz to Intelsat’s satellites, Galaxy 16 and Galaxy 19. In December 2021, we renegotiated and renewed the contracts for the four transponders (147MHz) with Intelsat, which expire on June 30, 2026.

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

We have renewed the contract with satellite IS-34 until November 30, 2025. IS-11 (formerly known as PAS-11) ended its life in November 2022. The migration between IS-11 to satellite IS-34 started on August 1, 2022 and ended on November 30, 2022.

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

On March 1, 2002, we contracted a half Ku Band transponder on Satmex Solidaridad II until April 30, 2005, On May 1, 2005, the contract was renewed with Satmex until April 2006. On May 1, 2006, the contract was renewed with Satmex until December 2008. On January 1, 2009, the contract was renewed with Satmex until December 31, 2011. On January 1, 2012, the contract was renewed with Satmex until December 31, 2014. the Eutelsat Group completed the acquisition of the Mexican company Satmex. Since March 2014, the company operates under the name Eutelsat Americas. On January 1, 2015, the contract was renewed with Eutelsat Americas E117WA until December 31, 2017. On January 1, 2018, the contract was renewed with Eutelsat Americas E115WA until March 14, 2020. On March 15, 2020, the contract was renewed with Eutelsat America until March 14, 2023. On March 15, 2023, the contract was renewed with Eutelsat America until March 14, 2026.

On November 15, 2016, we contracted a half transponder on SES NSS-806 until January 31, 2018. On September 5, 2018, SES NSS-806 was replaced with SES-14 and the contract was renewed with SES until January 31, 2019. On February 1, 2019, the contract with SES was renewed until January 31, 2020. In this renewal, the bandwidth was decreased from 18 MHz to 6 MHz. On February 1, 2020, the contract was renewed with SES until January 31, 2021. On February 1, 2021, the contract was renewed with SES until January 31, 2022. The bandwidth remained at 6 MHz. This contract was renewed with SES until January 31, 2024, with the bandwidth under the contract remaining at 6 MHz. This contract was renewed with SES until January 31, 2025, with the bandwidth under the contract remaining at 6 MHz.

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

In consideration for the contribution of our former Content business, we received approximately U.S.$4.5 billion in a combination of cash (U.S.$3.0 billion) and U.S.$1.5 billion of common and preferred shares of TelevisaUnivision excluding post-closing adjustments. Additionally, as part of the TelevisaUnivision Transaction, we received consideration of Ps.940 million for the transfer of rights of news content production to a related party other than TelevisaUnivision. As of March 31, 2024, we owned a 43.3% equity interest in TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options). Our investment in TelevisaUnivision is currently held in the form of shares of common stock and convertible preferred stock. The value of the common stock and preferred stock of TelevisaUnivision, neither of which are publicly traded, will fluctuate and could materially increase or decrease the value of our investment.

As a result of the closing of the TelevisaUnivision Transaction, our cash and cash equivalents increased by U.S.$3.0 billion, and our investment in common and preferred shares of TelevisaUnivision increased by U.S.$1.5 billion. In addition, during the first quarter of 2022, we recognized: (i) a preliminary consideration of U.S.$3.0 billion in cash, U.S.$750 million in Class A common stock of TelevisaUnivision, and U.S.$750 million in Series B participating preferred stock of TelevisaUnivision, with an annual cumulative dividend of 5.5%; (ii) a preliminary income from discontinued operations in the amount of Ps.54,765.4 million, net of income taxes; and (iii) an increase in our share in TelevisaUnivision from 35.5% to 44.6% on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options). Also, beginning in the first quarter of 2022, we began to present the results of our disposed businesses as discontinued operations in our consolidated statements of income for any prior period presented for comparative purposes and for the month ended January 31, 2022. These effects were partially offset in our consolidated statement of income by a reduction in our consolidated operating income resulting primarily from the disposal of our former Content business segment. As a result of the completion of the TelevisaUnivision Transaction, we no longer consolidate the results of our former Content business segment.

Spin-off of Certain Businesses of Our Other Businesses Segment

On October 27, 2022, our Board of Directors approved a reorganization proposal to spin-off the Spun-off Businesses, which was approved by our shareholders at the meeting held on April 26, 2023.

This proposed reorganization was carried out through the Spin-off on January 31, 2024 by creating Ollamani, which holds the Spun-off Businesses and, at the time of the Spin-off, had the same shareholding structure as the Company. The businesses of Cable and Sky, our investment in TelevisaUnivision, broadcasting concessions and infrastructure, as well as other assets and real estate related to these businesses, remained in the Company.

We obtained all required corporate and regulatory authorizations for the Spin-off on February 12, 2024. On February 20, 2024, the shares of Ollamani were distributed to our shareholders and the Ollamani shares began trading separately from the Company on the Mexican Stock Exchange, in the form of CPOs, under the ticker symbol “AGUILAS CPO.” As of December 31, 2023, we continued to present the Spun-off Businesses as part of our Other Businesses segment and their results of operations as part of our continuing operations, as the required regulatory approvals had not been obtained as of that date, and those approvals were considered substantive. Beginning with the first quarter of 2024, we began presenting the results of operations of our Spun-off Businesses as discontinued operations in our consolidated statements of income for any comparative prior period and for the month ended January 31, 2024.

As of December 31, 2023, we continued to present the Spun-off Businesses as part of our Other Businesses segment and their results of operations as part of our continuing operations, as the required regulatory approvals had not been obtained as of that date, and those approvals were considered substantive.

Preparation of Financial Statements

As required by regulations issued for listed companies in Mexico by the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”),  our financial information is presented in accordance with the IFRS Accounting Standards as issued by the IASB for financial reporting purposes.

Following the TelevisaUnivision Transaction, which was closed on January 31, 2022, the results of the Content segment, as well as the Feature Film Distribution business, which was previously classified in the Other Businesses segment, are presented as part of discontinued operations in our consolidated financial statements for the year ended December 31, 2021, as well as for the month ended January 31, 2022. Accordingly, these businesses are not presented as part of our segments in this report.

	Year Ended December 31,
	2023		2022		2021

	(Millions of Pesos)(1)
Revenues	Ps.	73,767.9	Ps.	75,526.6	Ps.	73,915.4
Cost of revenues		48,898.7		48,807.6		46,653.6
Selling expenses		9,146.9		9,422.9		8,099.6
Administrative expenses		12,200.1		12,061.9		12,189.5
Other (expense) income, net		(866.8)		(815.6)		3,716.2
Operating income		2,655.4		4,418.6		10,688.9
Finance expense, net		4,697.8		9,206.2		11,918.0
Share of (loss) income of associates and joint ventures, net		(4,086.6)		(7,378.2)		3,671.0
Income tax (expense) benefit		(2,678.3)		1,227.5		(1,673.0)
Net (loss) income from continuing operations		(8,807.3)		(10,938.3)		768.9
Income from discontinued operations, net		0.0		56,222.2		6,585.9
Net (loss) income		(8,807.3)		45,283.9		7,354.8
Net (loss) income attributable to non-controlling interests		(384.6)		571.7		1,299.0
Net (loss) income attributable to stockholders of the Company	Ps.	(8,422.7)	Ps.	44,712.2	Ps.	6,055.8
(1)	Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2023, 2022 and 2021 included in this annual report due to differences in rounding.

Results of Operations

For segment reporting purposes, our consolidated cost of revenues, selling expenses and administrative expenses for the years ended December 31, 2023, 2022 and 2021 exclude corporate expenses and depreciation and amortization, which are presented as separate line items. The following table sets forth the reconciliation between our operating segment income and the consolidated operating income according to IFRS:

	Year Ended December 31,
	2023		2022		2021

	(Millions of Pesos)(1)
Revenues	Ps.	73,767.9	Ps.	75,526.6	Ps.	73,915.4
Cost of revenues(2)		31,045.3		31,242.5		29,856.1
Selling expenses(2)		8,909.3		9,065.2		7,826.1
Administrative expenses(2)		7,562.0		7,329.2		6,855.9
Intersegment operations(3)		160.0		120.4		1.6
Operating segment income		26,411.3		28,010.1		29,378.9
Corporate expenses		1,259.9		1,538.1		2,351.3
Depreciation and amortization		21,469.2		21,117.4		20,053.3
Other (expense) income, net		(866.8)		(815.6)		3,716.2
Intersegment operations(3)		(160.0)		(120.4)		(1.6)
Operating income	Ps.	2,655.4	Ps.	4,418.6	Ps.	10,688.9
(1)	Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2023, 2022 and 2021 included in this annual report due to differences in rounding.

(2)	Excluding corporate expenses, depreciation and amortization.
(3)	As a result of the adoption of IFRS 16 Leases (“IFRS 16”), intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level.

The following table sets forth our segment revenues data for the indicated periods as a percentage of total segment revenues:

	Year Ended December 31,(1)
Segment Revenues	2023	2022	2021
Cable	65.7%	63.6%	64.5%
Sky	23.7	26.7	29.6
Other Businesses	10.6	9.7	5.9
Total segment revenues	100.0%	100.0%	100.0%
Intersegment operations	(0.7)	(0.7)	(0.7)
Total consolidated revenues	99.3%	99.3%	99.3%

The following table sets forth our consolidated operating income as a percentage of our total consolidated revenues:

	Year Ended December 31,(1)
	2023	2022	2021
Revenues
Cost of revenues(2)	42.1%	41.4%	40.4%
Selling expenses(2)	12.1	12.0	10.6
Administrative and corporate expenses(2)	11.9	11.7	12.4
Depreciation and amortization	29.1	27.9	27.1
Other expense (income), net	1.2	1.1	(5.0)
Consolidated operating income	3.6	5.9	14.5
Total consolidated revenues	100.0%	100.0%	100.0%
(1)	Certain segment data set forth in these tables may vary from the corresponding data set forth in our consolidated year-end financial statements due to differences in rounding. The segment revenues and total segment revenues data set forth in this annual report include revenues from intersegment operations in all periods presented. See Note 26 to our consolidated year-end financial statements.
(2)	Excluding depreciation and amortization.

Summary of Business Segment Results

The following tables set forth the revenues and operating segment income of each of our reportable business segments and intersegment operations, corporate expenses, depreciation and amortization, other (expense) income, net and disposed operations for the years ended December 31, 2023, 2022 and 2021. Reportable segments are those that are based on our method of internal reporting to senior management for making operating decisions and evaluating performance of operating segments, and certain qualitative, grouping and quantitative criteria. As of December 31, 2023, we classified our operations into three business segments: Cable, Sky and Other Businesses.

	Year Ended December 31,
	2023		2022		2021

	(Millions of Pesos)(1)
Segment Revenues
Cable	Ps.	48,802.5	Ps.	48,411.8	Ps.	48,020.9
Sky		17,585.2		20,339.0		22,026.6
Other Businesses		7,870.6		7,338.8		4,388.2
Total Segment Revenues		74,258.3		76,089.6		74,435.7
Intersegment Operations(1)		(490.4)		(563.0)		(520.3)
Total Consolidated Revenues	Ps.	73,767.9	Ps.	75,526.6	Ps.	73,915.4

Operating Segment Income
Cable	Ps.	18,727.5	Ps.	19,902.8	Ps.	20,285.0
Sky		5,731.4		6,416.3		8,504.2
Other Businesses		1,952.4		1,691.0		589.7
Total Operating Segment Income(2)		26,411.3		28,010.1		29,378.9
Corporate Expenses(2)		(1,259.9)		(1,538.1)		(2,351.3)
Depreciation and Amortization(2)		(21,469.2)		(21,117.4)		(20,053.3)
Other (Expense) Income, net		(866.8)		(815.6)		3,716.2
Intersegment Operations(3)		(160.0)		(120.4)		(1.6)
Consolidated Operating Income(4)	Ps.	2,655.4	Ps.	4,418.6	Ps.	10,688.9
(1)	Certain segment data set forth in these tables may vary from the corresponding data set forth in our consolidated year-end financial statements due to differences in rounding. The segment revenues and total segment revenues data set forth in this annual report include revenues from intersegment operations in all years presented. See Note 26 to our consolidated year-end financial statements.
(2)	The total operating segment income data set forth in this annual report do not include corporate expenses nor depreciation and amortization in any year presented but are presented herein to facilitate the discussion of segment results.
(3)	As a result of the adoption of IFRS 16, intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level.
(4)	Consolidated operating income reflects corporate expenses, depreciation and amortization, other (expense) income, net, intersegment operations and disposed operations in the years presented. See Note 26 to our consolidated year-end financial statements.

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

Results of Operations for the Year Ended December 31, 2023

Compared to the Year Ended December 31, 2022

Total Segment Results

Revenues

Revenues decreased by Ps.1,758.7 million, or 2.3%, to Ps.73,767.9 million for the year ended December 31, 2023, from Ps.75,526.6 million for the year ended December 31, 2022. This decrease was due to a revenue decline in the Sky segments, which was partially offset by an increase in revenues in our Cable and Other Businesses segments.

Cost of Revenues

Cost of revenues decreased by Ps.197.2 million, or 0.6%, to Ps.31,045.3 million for the year ended December 31, 2023, from Ps.31,242.5 million for the year ended December 31, 2022. The decrease mainly reflects decrease in cost of revenues in our Sky segment, which was partially offset by an increase in cost of revenues in our Cable and Other Businesses segments.

Selling Expenses

Selling expenses decreased by Ps.155.9 million, or 1.7%, to Ps.8.909.3 million for the year ended December 31, 2023, from Ps.9,065.2 million for the year ended December 31, 2022. This decrease was primarily attributable to lower selling expenses in our Sky segment, which was partially offset by an increase in selling expenses in our Cable and Other Businesses segments.

Administrative and Corporate Expenses

Administrative and corporate expenses decreased by Ps.45.4 million, or 0.5%, to Ps.8,821.9 million for the year ended December 31, 2023, from Ps.8,867.3 million for the year ended December 31, 2022. This decrease mainly reflects lower corporate expenses and was partially offset by an increase in administrative expenses in our Cable and Other Businesses segments.

Corporate expenses decreased by Ps.278.2 million, or 18.1%, to Ps.1,259.9 million in 2023, from Ps.1,538.1 million in 2022. This decrease was primarily due to a lower share-based compensation expense, as well as a decrease in other non-allocated corporate expenses.

Share-based compensation expense in 2023 and 2022 amounted to Ps.748.5 million and Ps.968.6 million, respectively, and was accounted for as a corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Cable

Cable revenues are derived from the provision of cable and telecommunication services, as well as advertising revenues. Revenues relating to pay-TV services generally consist of monthly subscription fees for basic and premium service packages, fees charged for pay-per-view programming and, to a significantly lesser extent, monthly rental and one-time installation fees, as well as broadband internet and telephone services subscriptions. The voice and data business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network. Revenues relating to pay-TV advertising consist of revenues from the sale of advertising on Cablevisión, Cablemás, TVI, Cablecom and Telecable. Rates are based on the day and time the advertising is aired, as well as the type of programming in which the advertising is aired. Pay-TV subscription and advertising rates are adjusted periodically in response to inflation and in accordance with market conditions.

Cable revenues represented 65.7% and 63.6% of our segment revenues for the years ended December 31, 2023 and 2022, respectively, and increased by Ps.390.7 million, or 0.8%, to Ps.48,802.5 million for the year ended December 31, 2023 from Ps.48,411.8 million for the year ended December 31, 2022.

Total revenue generating units, or RGUs, amounted to approximately 15.4 million for the year ended December 31, 2023. Total net additions of RGUs for the year ended December 31, 2023 decreased by 519 thousand RGUs as compared to total net additions of RGUs for the year ended December 31, 2022, due to decreases in RGUs in our video and broadband services.

Cable operating segment income decreased by Ps.1,175.3 million, or 5.9%, to Ps.18,727.5 million for the year ended December 31, 2023, from Ps.19,902.8 million for the year ended December 31, 2022, and the margin reached 38.4%. These decreases were primarily due to increases in maintenance, leases, broadband and signal costs and expenses, which were partially offset by an increase in revenues.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2023 and 2022.

	2023	2022
Video	4,059,494	4,458,220
Broadband (data)	5,678,431	5,984,151
Voice	5,351,145	5,233,724
Mobile	307,807	240,207
RGUs	15,396,877	15,916,302

Sky

Sky revenues are primarily derived from program services, activation fees and equipment rental to subscribers, national advertising revenues and broadband internet services, and, beginning in 2019, it began providing telephone services to its subscribers.

Sky revenues represented 23.7% and 26.7% of our segment revenues for the years ended December 31, 2023 and 2022, respectively, and decreased by Ps.2,753.8 million, or 13.5%, to Ps.17,585.2 million for the year ended December 31, 2023 from Ps.20,339.0 million for the year ended December 31, 2022. This decrease was due to the decrease in the number of video and broadband RGUs for the year ended December 31, 2023. Total disconnections for the year ended December 31, 2023 were approximately 798 thousand RGUs. This was mainly driven by 689.6 thousand video net disconnections and 125.2 thousand broadband net disconnections. In addition Mobile RGUs increased by 16.9 thousand. Sky closed the year with 118,670 video RGUs in Central America and the Dominican Republic.

The following table sets forth the breakdown of RGUs per service type for Sky as of December 31, 2023 and 2022.

	2023	2022
Video	5,567,426	6,257,059
Broadband (data)	515,089	640,294
Voice	344	453
Mobile	32,502	15,602
RGUs	6,115,361	6,913,408

Sky operating segment income decreased by Ps.684.9 million, or 10.7%, to Ps.5,731.4 million for the year ended December 31, 2023 from Ps.6,416.3 million for the year ended December 31, 2022, and the margin totaled 32.6%. This decrease in operating segment income was due to the decrease in revenue, which was partially offset by a decrease in programming costs, sales promotions and broadcast rights.

Other Businesses

Other Businesses revenues are primarily derived from the promotion of sports and special events in Mexico, gaming, publishing and publishing distribution.

Other Businesses revenues represented 10.6% and 9.7% of our segment revenues for the years ended December 31, 2023 and 2022, respectively, and increased by Ps.531.8 million, or 7.2%, to Ps.7,870.6 million for the year ended December 31, 2023 from Ps.7,338.8 million for the year ended December 31, 2022. This increase was primarily attributable to higher revenues in the gamming and soccer businesses.

Other Businesses operating segment income increased by Ps.261.4 million, or 15.5%, to Ps.1,952.4 million for the year ended December 31, 2023, from Ps.1,691.0 million for the year ended December 31, 2022. This increase was primarily due to an increase in revenues, which was partially offset by an increase in cost of revenues and operating expenses.

Depreciation and Amortization

Depreciation and amortization expense increased by Ps.351.8 million, or 1.7%, to Ps.21,469.2 million for the year ended December 31, 2023, from Ps.21,117.4 million for the year ended December 31, 2022. This increase was primarily due to an increase in depreciation and amortization expense in our Cable segment, which was partially offset by a decrease in depreciation and amortization expense in our Sky and Other Businesses segments.

Other Expense, Net

Other expense, net, increased by Ps.51.2 million, to Ps.866.8 million for the year ended December 31, 2023, from Ps.815.6 million for the year ended December 31, 2022. This increase reflected primarily (i) an increase in non-recurring severance expense in connection with headcount reductions in our Cable segment; (ii) non-recurring expense related to damage caused by Hurricane “Otis” in our Cable segment; and (iii) impairment adjustments of long-lived assets. These unfavorable variances were partially offset by (i) the absence in 2023 of other expense in connection with a settlement agreement of a class action in the fourth quarter of 2022; and (ii) an interest income for recovery of asset tax from prior years.

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

Finance expense, net, decreased by Ps.4,508.4 million, or 49.0%, to Ps.4,697.8 million for the year ended December 31, 2023, from Ps.9,206.2 million for the year ended December 31, 2022. This decrease reflected: (i) a Ps.1,801.3 million decrease in interest expense in connection with a lower average principal amount of debt in the year ended December 31, 2023, resulting primarily from prepayments made in 2023 of our long-term debt; (ii) a Ps.1,156.3 million increase in interest income explained primarily by higher interest rates in 2023, which effect was partially offset by a lower average amount of cash and cash equivalents for the year ended December 31, 2023; and (iii) a Ps.1,574.9 million decrease in foreign exchange loss, net, resulting primarily from the appreciation of the Mexican peso against the U.S. dollar on a lower average U.S. dollar net asset position for the year ended December 31, 2023, compared to a higher average U.S. dollar net asset position for the year ended December 31, 2022, which was partially offset by a 13.1% appreciation of the Mexican peso against the U.S. dollar in 2023, compared to a 5.0% appreciation in 2022. These favorable variances were partially offset by a Ps.24.1 million increase in other finance expense, net, resulting from a higher loss in fair value of our derivative contracts for the year ended December 31, 2023.

Share of Loss of Associates and Joint Ventures, Net

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

Share of loss of associates and joint ventures, net, decreased by Ps.3,291.6 million, to a share of loss of Ps.4,086.6 million in 2023, from Ps.7,378.2 million in 2022. This decrease reflected primarily a lower net loss of TelevisaUnivision for the year ended December 31, 2023.

We recognized a share of the loss of TelevisaUnivision in 2023 and 2022, primarily in connection with an impairment adjustment for goodwill and indefinite-lived intangible assets recognized by TelevisaUnivision in the fourth quarter of 2023 and 2022.

Share of loss of associates and joint ventures, net, for the year ended December 31, 2023, included primarily our share of loss of TelevisaUnivision.

Income Taxes

Income taxes changed by Ps.3,905.8 million, to an income tax expense of Ps.2,678.3 million for the year ended December 31, 2023, from an income tax benefit of Ps.1,227.5 million for the year ended December 31, 2022.

This unfavorable change reflected a non-cash net income tax expense primarily in connection with an assessment of the tax authority to reduce certain tax loss carryforwards for which a deferred income tax was recognized in prior years, as well as write-offs of deferred income tax assets.

The Mexican corporate income tax rate was 30% in each of the years 2023, 2022 and 2021.

Net Income or Loss Attributable to Non-controlling Interests

Net income attributable to non-controlling interests reflects that portion of operating results attributable to the interests held by third parties in the businesses which are not wholly-owned by us, including our Cable and Sky segments.

Net income or loss attributable to non-controlling interests changed by Ps.956.3 million to a net loss of Ps.384.6 million in 2023, compared with a net income of Ps.571.7 million in 2022. This change reflected primarily a net loss attributable to non-controlling interests in our Cable segment.

Net Income or Loss Attributable to Stockholders of the Company

Net income or loss attributable to stockholders of the Company amounted to a net loss of Ps.8,422.7 million for the year ended December 31, 2023, compared with a net income of Ps.44,712.2 million for the year ended December 31, 2022. The unfavorable change of Ps.53,134.9 million, reflected:

●	The absence in 2023 of a Ps.56,222.2 million income from discontinued operations that we recognized in 2022 in connection with the TelevisaUnivision Transaction;
●	a Ps.1,712.0 million decrease in operating income before other expense;
●	a Ps.51.2 million increase in other expense, net; and
●	a Ps.3,905.8 million unfavorable change in income tax benefit or expense.

These unfavorable variances were partially offset by:

●	a Ps.4,508.4 million decrease in finance expense, net;
●	a Ps.3,291.6 million decrease in share of loss of associates and joint ventures, net; and
●	a Ps.956.3 million favorable change in net income or loss attributable to non-controlling interests.

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

Share of income or loss of associates and joint ventures, net, changed by Ps.11,049.2 million, to a share of loss of Ps.7,378.2 million in 2022, from a share of income of Ps.3,671.0 million in 2021. This unfavorable change reflected mainly (i) a share of loss of TelevisaUnivision (formerly known as Univision Holdings II, Inc. or UH II), resulting primarily from an impairment loss for goodwill and indefinite-lived intangible assets recognized by TelevisaUnivision in the fourth quarter of 2022; and (ii) the absence of a share of income in 2022 of an impairment loss reversal that we recognized in our share of income of UH II in 2021. These unfavorable variances were partially offset by a cash dividend paid to us in 2022 in connection with our investment in preferred shares of TelevisaUnivision in the aggregate amount of Ps.752.6 million (U.S.$37.8 million).

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

The Mexican corporate income tax rate was 30% in each of the years 2022 and 2021.

Income from Discontinued Operations, Net

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

Net Income Attributable to Stockholders of the Company

Net income attributable to stockholders of the Company increased to Ps.44,712.2 million for the year ended December 31, 2022, from Ps.6,055.8 million for the year ended December 31, 2021. This increase of Ps.38,656.4 million was due to a:

●	Ps.49,636.3 million favorable increased in income from discontinued operations;
●	Ps.2,711.8 million decrease in finance expense, net;
●	Ps.2,900.5 million increase in income taxes benefit or expense; and
●	Ps.727.3 million decrease in net income attributable to non-controlling interests.

This increase was partially offset by a:

●	Ps.11,049.2 million unfavorable change in share of income or loss of associates and joint ventures;

●	Ps.4,531.8 million unfavorable change in other income or expense, net;
●	Ps.1,064.1 million increase in depreciation and amortization; and
●	Ps.674.4 million decrease in income before depreciation and amortization.

Effects of Depreciation and Inflation

The following table sets forth, for the periods indicated:

•	the percentage that the Peso depreciated or appreciated against the U.S. Dollar;
•	the Mexican inflation rate;
•	the U.S. inflation rate; and
•	the percentage change in Mexican GDP compared to the prior period.

	Year Ended December 31,
	2023	2022	2021
(Appreciation) depreciation of the Peso as compared to the U.S. Dollar(1)	(13.1)%	(5.0)%	2.8%
Mexican inflation rate(2)	4.7	7.8	7.4
U.S. inflation rate	3.35	6.5	7.0
Increase in Mexican GDP(3)	3.2	3.1	4.7
(1)	Based on changes in the Interbank Rates, as reported by CitiBanamex, at the end of each period, which were as follows: Ps.20.5031 as of December 31, 2021, Ps.19.4760 as of December 31, 2022 and Ps.16.9325 as of December 31, 2023.
(2)	Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 117.3 in 2021; 126.5 in 2022 and 132.4 in 2023.
(3)	As estimated by the Instituto Nacional de Estadística, Geografía e Informática, or INEGI.

The general condition of the Mexican economy, the depreciation of the Peso as compared to the U.S. Dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

●	Advertising and Other Revenues. Inflation in Mexico adversely affects consumers. As a result, our advertising customers may purchase less advertising, which would reduce our advertising revenues, and consumers may reduce expenditures for our other products and services, including pay-TV services.
●	Foreign Currency-Denominated Revenues and Operating Costs and Expenses. We have substantial operating costs and expenses denominated in foreign currencies, primarily in U.S. Dollars. These costs are principally due to our activities in the United States, the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our foreign currency-denominated revenues and operating costs and expenses stated in millions of U.S. Dollars for 2023, 2022 and 2021:

	Year Ended December 31,
	2023		2022		2021

	(Millions of U.S. Dollars)
Revenues	U.S.$	127	U.S.$	182	U.S.$	142
Operating costs and expenses		342		469		352

On a consolidated basis, in 2023, 2022 and 2021, our foreign-currency-denominated costs and expenses exceeded our foreign-currency-denominated revenues. As a result, we could be exposed to future depreciation of the Peso, which would increase the Peso equivalent of our foreign-currency-denominated costs and expenses.

●	Finance Expense, Net. The depreciation of the Peso as compared to the U.S. Dollar generates foreign exchange losses relating to our net U.S. Dollar-denominated liabilities and increases the Peso equivalent of our interest expense on our U.S. Dollar-denominated indebtedness. Foreign exchange losses, and increased interest expense increase our finance expense, net.

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

IFRS Accounting Standards

Our consolidated financial information as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, was prepared in accordance with IFRS Accounting Standards as issued by the IASB.

Below is a list of the new and amended IFRS Accounting Standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2023, 2024 and 2025. Our management does not expect the pronouncements effective for annual periods beginning on January 1, 2024 to have a material impact on our consolidated financial statements. Our management is in the process of assessing the potential impact those pronouncements effective for annual periods beginning on or after January 1, 2024 will have on our consolidated financial statements. Some amendments and improvements to certain IFRS Accounting Standards became effective on January 1, 2024, and did not have any significant impact on our consolidated financial statements.

Effective for Annual Reporting
New or Amended IFRS Accounting		Periods Beginning
Standard	Title of the IFRS Accounting Standard	On or After
Amendments to IAS 12 (1)	International Tax Reform – Pillar Two Model Rules	January 1, 2023
Amendments to IFRS 16 (1)	Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 1 (1)	Non-current Liabilities with Covenants	January 1, 2024
Amendments to IAS 7 and IFRS 7 (1)	Supplier Finance Arrangements	January 1, 2024
Amendments to IAS 21 (1)	Lack of Exchangeability	January 1, 2025
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
(1)	This new or amended IFRS Standard is not expected to have a significant impact on our consolidated financial statements.

Amendments to IAS 12 International Tax Reform – Pillar Two Model Rules, were issued by the IASB in May 2023, to give companies temporary relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s (“OECD”) international tax reform. The OECD published the Pillar Two Model Rules in December 2021 to ensure that large multinational companies would be subject to a minimum 15% tax rate. More than 135 countries and jurisdictions representing more than 90% of global GDP have agreed to the Pillar Two Model Rules. These amendments introduce (i) a temporary exception to the accounting for deferred taxes arising from jurisdictions implementing the global tax rules. This will help to ensure consistency in the financial statements while easing into the implementation of the rules; and (ii) targeted disclosure requirements to help investors better understand a company’s exposure to income taxes arising from the reform, particularly before legislation implementing the rules is in effect. Companies can benefit from the temporary exception immediately but are required to provide the disclosures to investors for annual reporting periods beginning on or after January 1, 2023. As permitted by these amendments, beginning in the year ended December 31, 2023, we applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes arising from Pilar Two Model Rules, and provided the required disclosures to help users of financial statements understand our exposure to Pilar Two Model Rules (see Note 24 to our consolidated year-end financial statements).

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

Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements, were issued by the IASB in May 2023, to require an entity to provide additional disclosures about its supplier finance arrangements. The new requirements were developed by the IASB to provide users of financial statements with information to enable them: (a) to assess how supplier finance arrangements affect an entity’s liabilities and cash flows; and (b) to understand the effect of supplier finance arrangements on an entity’s exposure to liquidity risk and how the entity might be affected if the arrangements were no longer available to it. The amendments supplement requirements already in IFRS Standards and require a company to disclose: (i) the terms and conditions; (ii) the amount of the liabilities that are part of the arrangements, breaking out the amounts for which the suppliers have already received payment from the finance providers, and stating where the liabilities sit on the balance sheet; (iii) ranges of payment due dates; and (iv) liquidity risk information. The amendments, which affect IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures, will become effective for annual reporting periods beginning on or after January 1, 2024, with early application permitted.

Amendments to IAS 21 Lack of Exchangeability, were issued by the IASB in August 2023, to require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments will require companies to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide. The amendments, which affect IAS 21 The Effects of Changes in Foreign Exchange Rates, will become effective for annual reporting periods beginning on or after January 1, 2025, with early application permitted.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued by the IASB in September 2014, and addressed and acknowledged an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely. Entities are required to apply these amendments prospectively to the sale or contribution of assets occurring in annual periods beginning on or after a date to be determined by the IASB. Earlier application is permitted. If an entity applies these amendments earlier, it shall disclose that fact. These amendments became applicable to our consolidated financial statements in connection with the closing of the TelevisaUnivision Transaction in the first quarter of 2022 (see Note 3 to our consolidated year-end financial statements). As permitted, we have applied these amendments in 2022 and disclosed this fact in our consolidated financial statements.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS18”), introducing new requirements to (i) improve comparability in the statement of income; (ii) enhance transparency of management-defined performance measures; and (iii) provide more useful grouping of information in the financial statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements (“IAS 1”) and carries forward many requirements from IAS 1 unchanged. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted.

Critical Accounting Estimates and Assumptions

We have identified certain key accounting policies upon which our consolidated financial condition and results of operations are dependent. The application of these key accounting policies often involves complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In the opinion of our management, our most Critical Accounting Estimates and Assumptions under IFRS are those related to the accounting for goodwill and other indefinite-lived intangible assets, long-lived assets, deferred income taxes and financial assets measured at fair value. For a full description of these and other accounting policies, see Note 2 to our consolidated year-end financial statements.

(a)	Goodwill and Other Indefinite-lived Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are reviewed for impairment at least annually. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant CGU and the fair value less cost to sell.

The recoverable amount of each of the CGUs has been determined based on the higher of value in use and fair value less costs to disposal calculations. These calculations require the use of estimates, which include management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each CGU, long-term growth rates and discount rates based on weighted average cost of capital, among others.

There were no goodwill and other indefinite-lived intangible assets impairments recorded in 2023 and 2022. See Note 2 (b) and (l) to our consolidated year-end financial statements for disclosure regarding concession intangible assets.

(b)	Long-lived Assets

We present certain long-lived assets other than goodwill and indefinite-lived intangible assets in our consolidated statement of financial position. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Recoverability is analyzed based on projected cash flows. Estimates of future cash flows involve considerable judgment on the part of management. These estimates are based on historical data, future revenue growth, anticipated market conditions, management plans, and assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions were modified because of changes in economic or legal circumstances, we could recognize a write-off or write-down or accelerate the amortization schedule related to the carrying amount of these assets (see Notes 2 (m), 13 and 22 to our consolidated year-end financial statements). We have not recorded any significant impairment charges during any of the years presented herein.

(c)	Deferred Income Taxes

We record our deferred tax assets based on the likelihood that these assets are realized in the future. This likelihood is assessed by taking into consideration the future taxable income. In the event we were to determine that it would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should we determine that it would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

(d)	Financial Assets Measured at Fair Value

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

Financial assets and liabilities measured at fair value as of December 31, 2023 and 2022 (in thousands of Pesos):

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2023		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL
Open-Ended Fund	Ps.	674,451	Ps.	—	Ps.	674,451	Ps.	—
Publicly traded equity instruments		1,912,150		1,912,150		—		—
Derivative financial instruments		251,738		—		251,738		—
Total	Ps.	2,838,339	Ps.	1,912,150	Ps.	926,189	Ps.	—

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2022		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL
Open-Ended Fund	Ps.	773,209	Ps.	—	Ps.	773,209	Ps.	—
Publicly traded equity instruments		2,611,053		2,611,053		—		—
Derivative financial instruments		543,581		—		543,581		—
Total	Ps.	3,927,843	Ps.	2,611,053	Ps.	1,316,790	Ps.	—
Liabilities:
Derivative financial instruments	Ps.	71,401	Ps.	—	Ps.	71,401	Ps.	—
Total	Ps.	71,401	Ps.	—	Ps.	71,401	Ps.	—

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

Disclosures for Each Class of Assets and Liabilities Subject to Recurring Fair Value Measurements Categorized Within Level 3

Our Corporate Finance Department has established rules for a proper portfolio asset classification according to the fair value hierarchy defined by IFRS Standards. On a monthly basis, any new assets recognized in the Company’s portfolio are classified according to these criteria. Subsequently, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

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

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The majority of our non-financial instruments, which include the investment in shares of TelevisaUnivision, goodwill, intangible assets, inventories, transmission rights and property, plant and equipment and right of use assets, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur (or at least annually in the fourth quarter for goodwill and indefinite-lived intangible assets) such that a non-financial instrument is required to be evaluated for impairment, a resulting asset impairment would require that the non-financial instrument be recorded at the lower of carrying amount or its recoverable amount.

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

During the year ended December 31, 2023, we had a net decrease in cash and cash equivalents of Ps.18,544.6 million, as compared to a net increase in cash and cash equivalents of Ps.25,302.8 million during the year ended December 31, 2022.

Net cash provided by operating activities for the year ended December 31, 2023, amounted to Ps.15,201.4 million. Adjustments to reconcile income or loss before income taxes to net cash provided by operating activities were mainly due to (i) depreciation and amortization of Ps.21,469.2 million, (ii) an interest expense of Ps.7,654.3 million, (iii) an impairment loss on trade accounts receivable, and other receivables of Ps.1,108.0 million, (iv) an other finance loss, net of Ps.134.8 million, (v) a share of loss of associates and joint ventures of Ps.4,086.6 million, and (vi) a share-based compensation expense of Ps.748.5 million; this was partially offset by (i) unrealized foreign exchange gains of Ps.3,740.1 million, and (ii) income taxes paid for the year ended December 31, 2023, which amounted to Ps.7,014.3 million.

Net cash used by investing activities for the year ended December 31, 2023, amounted to Ps.15,758.4 million and was primarily provided by proceeds from (i) cash dividends from preferred shares of Ps.716.9 million, (ii) a disposition of investment in joint ventures of Ps.45.6 million, and (iii) a disposition of property, plant and equipment of Ps.48.9 million; this was partially offset by (i) investments in property, plant and equipment of Ps.14,708.0 million, and (ii) other investments in intangible assets of Ps.1,869.7 million.

Net cash used in financing activities for the year ended December 31, 2023, amounted to Ps.17,753.0 million, and was primarily used for interest payments of Ps.7,553.9 million, derivative financial instruments of Ps.195.1 million, prepayment of long-term loans from Mexican banks related to Sky of Ps.1,400.0 million, other payments of lease liabilities of Ps.1,793.6 million, dividend payments of Ps.1,027.4 million, repurchases of capital stock of Ps.1,197.1 million, partial prepayment of senior notes of Ps.4,718.3 million and the repurchase of our 7.25% Senior Notes due 2043 of Ps.181.7 million, which was partially offset by cash provided by Mexican banks through long-term loans of Ps.400.0 million to Sky.

During the year ended December 31, 2022 we had a net increase in cash and cash equivalents of Ps.25,302.8 million, as compared to a net decrease in cash and cash equivalents of Ps.3,229.9 million during the year ended December 31, 2021.

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

Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity

During 2024, we:

●	expect to make aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$790.0 million, of which approximately U.S.$630.0 million and approximately U.S.$145.0 million are for the expansion and improvement of our Cable and Sky segments, respectively, with the remaining amount going to other acquisitions and investments; and

●	expect to provide financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of U.S.$6.0 million (Ps.101.3 million).

During 2023, we:

●	made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$828.5 million, of which approximately U.S.$633.0 million and approximately U.S.$149.2 million were for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining amount was for our Other Businesses segment; and
●	provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of U.S.$8.8 million (Ps.155.1 million).

During 2022, we:

●	made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$859.8 million, of which approximately U.S.$645.9 million and approximately U.S.$193.1 million were for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining amount was for our Content and Other Businesses segments; and
●	provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of U.S.$8.4 million (Ps.166.2 million).

Refinancings. In November and December 2017, we entered into long-term debt agreements with three Mexican banks in the aggregate principal amount of Ps.6,000 million, with maturities between 2022 and 2023, and interest payable on a monthly basis at an annual rate of 28-day Equilibrium Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus a range between 125 and 130 basis points.

In May 2019, we concluded the offering of U.S.$750 million aggregate principal amount of 5.25% Senior Notes due 2049. The net proceeds of the offering were used for general corporate purposes, which may include repayment or repurchase of existing indebtedness.

In June 2019, we entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000 million. The funds from this loan were used for general corporate purposes, including the refinancing of our indebtedness. This loan bears interest at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on our net leverage ratio. In April 2024, we prepaid in full amounts outstanding under this credit agreement, which was scheduled to mature in 2024.

On March 24, 2020, we drew down the U.S.$618 million under the RCF (as defined below) and fully prepaid the facility on October 6, 2020. In February 2022, the RCF was increased by U.S.$32 million reaching a total amount of U.S.$650 million payable in Mexican pesos, and extended for a three-year term, with maturity in February 2025. In April 2024, we terminated the RCF. We had not borrowed any amounts under the RCF since 2022.

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

In August 2023, we completed a tender offer to purchase in cash a principal amount of up to U.S.$300.0 million of our 4.625% Notes due 2026, 5.000% Notes due 2045, 5.250% Notes due 2049, 6.625% Notes due 2025 and 6.125% Notes due 2046, for an aggregate principal amount of U.S.$300.0 million. The aggregate tender consideration paid amounted to U.S.$281.1 million plus U.S.$3.0 million of accrued and unpaid interest on the settlement date of the tender offer.

In September 2023, we repurchased a principal amount of Ps.221.6 million of our 7.25% Notes due 2043 in an open market purchase, for a trailing aggregate principal amount of Ps.274.3 million during 2023.

On April 9, 2024, we entered into a credit agreement, together with Cablemás Telecomunicaciones, S.A. de C.V. and Televisión Internacional, S.A. de C.V., as co-borrowers, with a syndicate of banks which provides for a five-year term loan in an amount of Ps.10,000 million, and a five-year revolving credit facility in an amount of U.S.$500 million, with loans thereunder to be funded in Mexican pesos. The loans under this credit agreement will bear interest at a floating rate based on a spread of 125 bps or 150 bps over the 28 day TIIE Rate depending on our net leverage ratio. The credit agreement requires the maintenance of financial ratios related to indebtedness and interest expense. BBVA, Banco Santander and Scotiabank acted as joint bookrunners.

The proceeds of the loans under this credit agreement were used to refinance our existing indebtedness and for general corporate purposes. We used part of the proceeds to prepay in full amounts outstanding under the credit agreement which we entered into in 2019 with a syndicate of banks, which was scheduled to mature in 2024.

Indebtedness. As of December 31, 2023, our consolidated long-term portion of debt amounted to Ps.78,547.9 million and our consolidated current portion of debt was Ps.11,494.7 million. As of December 31, 2022, our consolidated long-term portion of debt amounted to Ps.104,240.6 million and our consolidated current portion of debt was Ps.2,761.1 million. The consolidated debt is presented net of unamortized finance costs as of December 31, 2023 and 2022, in the aggregate amount of Ps.1,278.4 million and Ps.994.7 million, respectively, and interest payable in the aggregate amount of Ps.1,506.8 million and Ps.1,761.1 million in 2023 and 2022, respectively.

In March 2018, the Company entered into a Revolving Credit Facility (“RCF”) with a syndicate of banks for U.S.$583.0 million payable in Mexican pesos, for a three-year term. In December 2018, this facility was increased by U.S.$35.0 million reaching a total amount of U.S.$618.0 million. The funds may be used for the repayment of existing indebtedness and other general corporate purposes as may be authorized by our Board of Directors. In August 2019, the Company extended the RCF for one more year to maintain the total three-year term. The RCF was available as of December 31, 2019. In March 2020, the Company drew down under the RCF as a prudent and precautionary measure in order to increase its cash position and preserve financial flexibility in light of uncertainty in the global and local markets resulting from the COVID-19 outbreak. The aggregate principal amount drawn under the RCF was Ps.14,771.0 million, with maturity in the first quarter of 2022. The RCF bore interest at a floating rate based on a spread of 87.5 or 112.5 basis points over the 28-day TIIE rate depending on the Company’s net leverage ratio, which amount the Company was permitted to prepay on the last day of any interest period. The Company prepaid the full amount drawn on October 6, 2020 without penalty. In February 2022, the RCF was increased by U.S.$32 million reaching a total amount of U.S.$650 million payable in Mexican pesos and extended for a three-year term, with maturity in February 2025. In April 2024, the Company terminated the RCF. The Company had not borrowed any amounts under the RCF since 2022.

In February 2023, Sky executed a revolving credit facility with a Mexican bank for an amount up to Ps.1,000 million and with a maturity in 2028. The funds may be used for general corporate purposes, including the repayment of debt. Under the terms of this revolving credit facility, Sky is required to comply with certain restrictive covenants and financial coverage ratios. In March 2023, upon the maturity of loans with two Mexican banks, Sky repaid the remaining portions of these loans in the aggregate principal amount of Ps.1,000 million with (i) available cash on hand in the amount of Ps.600 million and (ii) funds from this revolving credit facility in the principal amount of Ps.400 million, plus interest payable on a monthly basis at the annual interest rate of TIIE plus 0.85%. In December 2023, Sky prepaid this credit facility plus accrued interest in the aggregate amount of Ps.404 million. As of December 31, 2023, the unused principal amount of this revolving credit facility amounted to Ps.1,000 million.

On April 9, 2024, we entered into a credit agreement, together with Cablemás Telecomunicaciones, S.A. de C.V. and Televisión Internacional, S.A. de C.V., as co-borrowers, with a syndicate of banks which provides for a five-year term loan in an amount of Ps.10,000 million, and a five-year revolving credit facility in an amount of U.S.$500 million, with loans thereunder to be funded in Mexican pesos. The loans under this credit agreement will bear interest at a floating rate based on a spread of 125 bps or 150 bps over the 28 day TIIE Rate depending on our net leverage ratio. The credit agreement requires the maintenance of financial ratios related to indebtedness and interest expense. BBVA, Banco Santander and Scotiabank acted as joint bookrunners.

The proceeds of the loans under this credit agreement were used to refinance our existing indebtedness and for general corporate purposes. We used part of the proceeds to prepay in full amounts outstanding under the credit agreement which we entered into in 2019 with a syndicate of banks, which was scheduled to mature in 2024.

We may from time to time incur additional indebtedness or repurchase, redeem or repay outstanding indebtedness.

The following table sets forth a description of our outstanding indebtedness as of December 31, 2023, net of unamortized finance costs and does not include related accrued interest payable (in millions of Pesos):

	2023(1)

	Effective	Interest
	Interest Rate	Payable		Principal		Finance Costs		Net
U.S. dollar Senior Notes:
6.625% Senior Notes due 2025 (2)	7.60%	Ps.	61.6	Ps.	3,715.6	Ps.	(61.1)	Ps.	3,654.5
4.625% Senior Notes due 2026 (2)	5.03%		87.3		3,512.1		(7.2)		3,504.9
8.50% Senior Notes due 2032 (2)	9.00%		131.9		5,079.7		(37.2)		5,042.5
6.625% Senior Notes due 2040 (2)	7.05%		306.6		10,159.5		(146.9)		10,012.6
5% Senior Notes due 2045 (2)	5.39%		96.7		13,387.0		(471.7)		12,915.3
6.125% Senior Notes due 2046 (2)	6.47%		457.9		14,893.4		(130.0)		14,763.4
5.25% Senior Notes due 2049 (2)	5.59%		58.7		11,191.2		(319.8)		10,871.4
Total U.S. dollar debt			1,200.7		61,938.5		(1,173.9)		60,764.6

Mexican peso debt:
8.79% Notes due 2027 (3)	8.84%		98.9		4,500.0		(11.6)		4,488.4
8.49% Senior Notes due 2037 (2)	8.94%		49.9		4,500.0		(16.3)		4,483.7
7.25% Senior Notes due 2043 (2)	7.92%		43.9		6,225.7		(64.5)		6,161.2
Bank loan (4)	12.76%		90.7		10,000.0		(12.1)		9,987.9
Bank loans (Sky) (5)	12.41%		22.7		2,650.0		—		2,650.0
Total Mexican peso debt			306.1		27,875.7		(104.5)		27,771.2
Total debt			1,506.8		89,814.2		(1,278.4)		88,535.8
Less: Current portion of long-term debt			1,506.8		10,000.0		(12.1)		9,987.9
Long-term debt, net of current portion		Ps.	—	Ps.	79,814.2	Ps.	(1,266.3)	Ps.	78,547.9
Lease liabilities:
Satellite transponder lease agreement(6)								Ps.	1,994.4
Telecommunications network lease agreement (7)									573.8
Other lease liabilities(8)									4,723.3
Total lease liabilities									7,291.5
Less: Current portion									1,280.9
Lease liabilities, net of current portion								Ps.	6,010.6
(1)	U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.16.9325 per U.S. Dollar, the Interbank Rate, as reported by CitiBanamex, as of December 31, 2023

(2)	The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$3,658 million and Ps.10,725.7 million as of December 31, 2023, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046 and 2049, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The terms of these Senior Notes contain covenants that limit the ability of the Company and certain restricted subsidiaries, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 and 2049, are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”). In March 2022, the Company completed a partial redemption of U.S.$200 million aggregate principal amount of its 6.625% Senior Notes due 2025, in the aggregate amount of U.S.$221.3 million, including U.S.$220.9 million of the applicable redemption price and U.S.$0.4 million of accrued and unpaid interest on the redemption date. In August 2022, the Company concluded a tender offer to purchase in cash a principal amount of U.S.$133.6 million of its 6.625% Senior Notes due 2025, U.S.$110.6 million of its 5.000% Senior Notes due 2045, and U.S.$47.8 million of its 5.250% Senior Notes due 2049, for an aggregate principal amount of U.S.$292.0 million. The aggregate tender consideration paid amounted to U.S.$294.8 million plus U.S.$5.5 million of accrued and unpaid interest on the settlement date. In the first, second and third quarter of 2023, the Company repurchased a portion of its outstanding Senior Notes due 2043 in the aggregate principal amount of Ps.274.3 million and recognized a gain on extinguishment of debt in the amount of Ps.98.7 million, which was recognized in finance expense, net, in the Group’s consolidated statement of income for the year ended December 31, 2023. In August 2023, the Company concluded tender offers to purchase for cash a portion of its Senior Notes due 2025, 2026, 2045, 2046 and 2049, in the principal amount of U.S.$47.0 million, U.S.$92.6 million, U.S.$98.7 million, U.S.$20.4 million and U.S.$41.3 million, respectively, for an aggregate principal amount of U.S.$300.0 million. The Company paid for these tender offers cash in the aggregate amount of U.S.$274.9 million (Ps.4,718.3 million), plus related premiums of U.S.$6.2 million (Ps.106.5 million) and recognized a gain on extinguishment of debt in the amount of U.S.$18.9 million (Ps.324.5 million), which was recognized in finance expense, net, in the Group’s consolidated statement of income for the year ended December 31, 2023. In the second and third quarters of 2023, the Company repurchased a portion of its outstanding Senior Notes due 2043 in the aggregate principal amount of Ps.274.3 million, the Company paid for this repurchase an aggregate cash amount of Ps.174.8 million, plus related accrued interest of Ps.6.9 million, and recognized a gain on extinguishment of debt in the amount of Ps.92.6 million, which was recognized in finance expense, net, in the Group’s consolidated statement of income for the year ended December 31, 2023.
(3)	In 2017, the Company issued Notes (“Certificados Bursátiles”) due 2027, through the BMV in the aggregate principal amount of Ps.4,500 million, with interest payable semi-annually at an annual rate of 8.79%. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The terms of the Notes due 2027 contain covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions.

(4)	In February and March 2022, the Company prepaid all of its outstanding long-term bank loans with original maturities between 2022 and 2023, in the aggregate principal amount of Ps.6,000 million and paid related accrued interest in the aggregate amount of Ps.37.1 million. In July 2019, the Company entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000 million. The funds from this loan were used for general corporate purposes, including the refinancing of the Company’s indebtedness. This loan bears interest payable on a monthly basis at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio. The credit agreement of this syndicated loan requires the maintenance of financial ratios related to indebtedness and interest expense.
(5)	In March 2016, Sky entered into long-term credit agreements with two Mexican banks in the aggregate principal amount of Ps.5,500 million, with maturities between 2021 and 2023, and interest payable on a monthly basis with an annual interest rate in the range of 7.0% and 7.13%. In 2020 and 2021, Sky prepaid a portion of these loans in the aggregate principal amount of Ps.4,500 million. In December 2021, Sky entered into long-term credit agreement with a Mexican Bank in the aggregate principal amount of Ps.2,650 million, with interest payable on a monthly basis and maturity in December 2026, which included a Ps.1,325 million loan with an annual interest rate of 8.215% and a Ps.1,325 million, loan with an annual interest rate of 28-day TIIE plus 90 basis points. The funds from these loans were used for general corporate purposes, including the prepayment of Sky´s indebtedness. Under the terms of this credit agreement, Sky is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with a restrictive covenant on spin-offs, mergers and similar transactions. In March 2023, upon the maturity of loans with two Mexican banks, Sky repaid the remaining portions of these loans in the aggregate principal amount of Ps.1,000 million with (i) available cash on hand in the amount of Ps.600 million and (ii) funds from a revolving credit facility in the principal amount of Ps.400 million, plus interest payable on a monthly basis at the annual interest rate of TIIE plus 0.85% with a maturity in 2028.
(6)	In March 2010, Sky entered into a lease agreement with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) by which Sky is obligated to pay at an annual interest rate of 7.30%, a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years; or (b) the date IS-21 is taken out of service (see Note 12 to our consolidated year-end financial statements).
(7)	Lease agreement entered into by a subsidiary of the Company and GTAC for the right to use certain capacity of a telecommunications network through 2030 (see Note 20 to our consolidated year-end financial statements).
(8)	Lease liabilities recognized beginning on January 1, 2019, under IFRS 16 Leases, in the aggregate amount of Ps.4,723.3 million and Ps.4,953.6 million, as of December 31, 2023 and 2022, respectively. These lease liabilities have terms which will expire at various dates between 2024 and 2051.

Interest Expense. Interest expense for the years ended December 31, 2023, 2022 and 2021 was Ps.7,654.3 million, Ps.9,455.6 million and Ps.9,106.0 million, respectively.

The following table sets forth our interest expense for the years indicated (in millions of U.S. Dollars and millions of Pesos):

	Year Ended December 31,(1)
	2023		2022		2021
Interest payable in U.S. Dollars	U.S.$	216.9	U.S.$	279.5	U.S.$	287.6
Amounts currently payable under Mexican withholding taxes(2)		11.6		12.5		13.4
Total interest payable in U.S. Dollars	U.S.$	228.5	U.S.$	292.0	U.S.$	301.0
Peso equivalent of interest payable in U.S. Dollars	Ps.	4,094.4	Ps.	5,879.7	Ps.	6,162.5
Interest payable in Pesos		3,559.9		3,575.9		2,973.0
Discontinued operations		—		—		(29.5)
Total interest expense	Ps.	7,654.3	Ps.	9,455.6	Ps.	9,106.0
(1)	U.S. Dollars are translated into Pesos at the rate prevailing when interest was recognized as an expense for each period.
(2)	See “Additional Information — Taxation — Federal Mexican Taxation”.

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments consist primarily of the indebtedness, as described above, and transmission rights obligations.

Contractual Obligations on the Balance Sheet

The following table summarizes our contractual obligations on the balance sheet as of December 31, 2023 (these amounts do not include future interest payments):

	Payments Due by Period

			Less Than 12
			Months		12-36 Months		36-60 Months		Maturities
			January 1, 2024 to		January 1, 2025		January 1,2027		Subsequent to
			December 31,		to December 31,		to December 31,		December 31,
	Total		2024		2026		2028		2028

	(Thousands of U.S. Dollars)
6.625% Senior Notes due 2025	U.S.$	219,438	U.S.$	—	U.S.$	219,438	U.S.$	—	U.S.$	—
8.5% Senior Notes due 2032		300,000		—		—		—		300,000
8.49% Senior Notes due 2037		265,761		—		—		—		265,761
6.625% Senior Notes due 2040		600,000		—		—		—		600,000
8.79% Notes due 2027		265,761		—		—		265,761		—
7.25% Senior Notes due 2043		367,677		—		—		—		367,677
5% Senior Notes due 2045		790,610		—		—		—		790,610
4.625% Senior Notes due 2026		207,420		—		207,420		—		—
6.125% Senior Notes due 2046		879,572		—		—		—		879,572
5.250% Senior Notes due 2049		660,928		—		—		—		660,928
Syndicate loan due 2024		590,580		590,580		—		—		—
Scotiabank loan due 2026		156,504		—		156,504		—		—
Long-term debt		5,304,251		590,580		583,362		265,761		3,864,548
Accrued interest payable		88,987		88,987		—		—		—
Satellite transponder lease agreement		117,787		28,337		63,253		26,197		—
Telecommunications network lease agreement		33,885		5,403		11,224		11,349		5,909
Other lease liabilities		278,952		41,909		76,224		60,512		100,307
Total contractual obligations	U.S.$	5,823,862	U.S.$	755,216	U.S.$	734,063	U.S.$	363,819	U.S.$	3,970,764

Contractual Obligations off the Balance Sheet

The following table summarizes our contractual obligations off the balance sheet as of December 31, 2023

	Payments Due by Period
			Less Than 12
			Months		12-36 Months		36-60 Months		Maturities
			January 1, 2024 to		January 1, 2025		January 1, 2027		Subsequent to
			December 31,		to December 31,		to December 31,		December 31,
	Total		2024		2026		2028		2028

	(Thousands of U.S. Dollars)
Interest on debt(1)	U.S.$	4,332,415	U.S.$	243,118	U.S.$	552,675	U.S.$	470,531	U.S.$	3,066,091
Interest on lease liabilities		164,078		35,330		55,648		35,854		37,246
Transmission rights(2)		481,621		5,900		129,937		136,522		209,262
Capital expenditures commitments		45,324		45,324		—		—		—
Satellite transponder commitments(3)		11,067		6,621		4,446		—		—
Committed financing to GTAC(4)		5,985		5,985		—		—		—
Total contractual obligations	U.S.$	5,040,090	U.S.$	342,278	U.S.$	742,706	U.S.$	642,907	U.S.$	3,312,599
(1)	Interest to be paid in future years on outstanding debt as of December 31, 2023, was estimated based on contractual interest rates and exchange rates as of that date.
(2)

These line items reflect our obligations related to programming to be acquired or licensed from third party producers and suppliers, and transmission rights for special events to be acquired from a third party.

(3)

Reflects our minimum commitments for the use of satellite transponders under operating lease contracts, which payments will be reimbursed by TelevisaUnivision as the final user of these satellite transponders.

(4)	In connection with a long-term credit facility, we agreed to provide financing to GTAC in 2024 in the aggregate principal amount of Ps.101.3 million (U.S.$6.0 million).

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

Former President and Chief Executive Officer of Grupo Televisa. Chief Executive Officer and Chairman of the Board of Ollamani. Member of the Board of TelevisaUnivision and former member of the Board of Grupo Financiero Banamex. Member and Chairman of the Board of Managers of Innova (subsidiary of Grupo Televisa). Member of Consejo Mexicano de Negocios (formerly Consejo Mexicano de Hombres de Negocios) and Fundacion Teletón.

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

April 2003
Jon Feltheimer (09/02/51)	Chief Executive Officer of Lionsgate.	Former President of Columbia TriStar Television Group, former Executive Vice President of Sony Pictures Entertainment. Member of the Boards of Lionsgate and Pilgrim Media Group.	April 2015
José Luis Fernández Fernández (05/18/59)	Managing Partner of Chévez, Ruíz, Zamarripa y Cía., S.C., Member of the Audit Committee and Chairman of the Corporate Practices Committee of Grupo Televisa.

Member of the Boards of Directors of Controladora Vuela Compañía de Aviación. Alternate member of the Board of Directors of Arca Continental Corporativo. Alternate Member of the Board of Directors and Alternate Member of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa).

April 2002
Salvi Rafael Folch Viadero (08/16/67)	Chief Executive Officer of Grupo Jumex.

Former Chief Executive Officer of Grupo Televisa’s Cable Division Member of the Board of Consorcio Ara, S.A.B. Member of the Board and Chairman of the Audit and Corporate Practices Committee of Ollamani. Former Chief Financial Officer of Grupo Televisa. Former Vice President of Financial Planning of Grupo Televisa. Former Member of the Board of Directors and Former Alternate Member of the Executive Committee of Empresas Cablevisión (subsidiary of Grupo Televisa).

April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Michael Thomas Fries (02/06/63)	President and Chief Executive Officer of Liberty Global, Ltd.

Vice Chairman of the Board of Liberty Global, Executive Chairman of the Board of Liberty Latin America, Member of the Boards of Directors of Lionsgate and Cable Television Labs, Trustee and Finance Committee Member of The Paley Center for Media, an ICT Governor of the World Economic Forum and Honorary Co-Chair for the Biennial of the Americas. Member of Young Presidents’ Organization.

April 2015
Guillermo García Naranjo Álvarez (07/02/56)	Chairman of the Audit Committee and member of the Corporate Practices Committee of Grupo Televisa.

Former Chairman of the Board of Trustees of Consejo Mexicano de Normas de Información Financiera. Former Chief Executive Officer and Former Audit Partner of KPMG Cárdenas Dosal, S.C. Member of the Board and Chairman of the Audit Committee of Grupo Financiero Citibanamex, S.A. de C.V., Banco Nacional de México, S.A. and Citibanamex, Casa de Bolsa, S.A. de C.V. and CBM Banco, S.A. Member of the Board of Directors, Member of the Corporate Practices Committee and Chairman of the Audit Committee of Grupo Posadas, S.A.B. de C.V. Statutory Auditor of Total Systems de México. Member of the Board and the Audit and Corporate Practices Committees of Internacional de Cerámica, S.A.B. de C.V.

April 2018

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

Member of the MIT School of Management Board, the Latin American Board of Georgetown University, the Latin America Conservation Council (LACC), and the Board of Trustees of Universidad Metropolitana. Ashoka Fellow and Member of the World Economic Forum (named a Global Young leader in 2005).

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

April 1992
Enrique Francisco José Senior Hernández (08/03/43)	Managing Director of Allen & Company LLC.	Member of the Boards of Directors of Coca-Cola, Cinemark and FEMSA.	April 2001

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Eduardo Tricio Haro (08/05/63)	Chairman of the Board of Directors of Grupo Lala, Chairman of the Executive Committee of Aeromexico and Member of the Corporate Practices Committee of Grupo Televisa.

Chairman of Grupo Industrial Nuplen, Fundación Lala and SER, A.C. Member of the Boards of Directors of Grupo Aeroméxico, Aura Solar, Hospital Infantil de México “Federico Gómez”, Instituto Tecnológico y de Estudios Superiores de Monterrey, Consejo Mexicano de Negocios and Instituto Nacional de Ciencias Médicas y Nutrición “Salvador Zubirán”.

April 2012
David M. Zaslav (01/15/60)	President, Chief Executive Officer and Director of Warner Bros. Discovery, Inc.	Member of the Boards of Sirius XM Radio, Inc., the Paley Center for the Media, American Cinematheque, Syracuse University and Mount Sinai Medical Center.	April 2015
Alternate Directors:
In alphabetical order:
Herbert A. Allen III(2) (06/08/67)	President of Allen & Company LLC. Director of the Coca-Cola Company.	Former Executive Vice-President and Managing Director of Allen & Company Incorporated.	April 2002
Félix José Araujo Ramírez (03/20/51)	Vice President of Digital and Broadcast Television and Televisa Regional.	Former Chief Executive Officer of Telesistema Mexicano.	April 2002
Joaquín Balcárcel Santa Cruz (01/04/69)	Chief of Staff of the Executive Chairman of the Board of Directors of Grupo Televisa.

Member of the Board Directors of Ollamani. Former Vice-President — Legal and General Counsel of Grupo Televisa. Former Vice-President and General Counsel of Television Division. Former Legal Director of Grupo Televisa.

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

April 2000
Raúl Morales Medrano (05/12/70)	Partner of Chévez, Ruiz, Zamarripa y Cia., S.C.	Member of the Board of Directors and of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa).	April 2002
(1)	Guadalupe Phillips Margain is the sister of Carlos Phillips Margain, the Company’s Chief Financial Officer.
(2)	Alternate of Mr. Enrique Francisco José Senior Hernández.

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

Election of Directors. A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican stockholders. All of our current directors and alternate directors were appointed and/or ratified in their positions by our 2024 annual stockholders’ special and general meetings, which were held on April 26, 2024. A majority of the holders of the Series “A” Shares voting together elected eleven of our directors and corresponding alternates and a majority of the holders of the Series “B” Shares voting together elected five of our directors and corresponding alternates. At our special stockholders’ meetings, a majority of the holders of the Series “L” and Series “D” Shares each elected two of our directors and alternate directors, each of which must be an independent director. Each alternate director may vote in the absence of a corresponding director. The number of directors elected to our Board of Directors is determined by our stockholders pursuant to our bylaws. No other governing body of the Company, including the Corporate Practices Committee, has the authority to set and/or limit the number of directors. Our stockholders’ meetings held on April 26, 2024 resolved that our directors and alternate directors be elected annually for a term that will expire when new appointments are approved by our stockholders as provided by our bylaws and applicable law. In addition, if any director is elected for a specific term and such term expires or any director resigns from his or her position, any such director will continue to serve in his or her position for up to a 30-day term; in this case, the Board of Directors is entitled to appoint provisional directors without the approval of the stockholders’ meeting.

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

Audit Committee. The Audit Committee is currently composed of three independent members: Guillermo García Naranjo Álvarez, the Chairman, José Luis Fernández Fernández and Francisco José Chevez Robelo. The Chairman of the Audit Committee was ratified at our annual stockholders’ meeting held on April 26, 2024, and our Board of Directors appointed the remaining members.

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

Corporate Practices Committee. The Corporate Practices Committee is currently composed of the following independent members: José Luis Fernández Fernández, the Chairman, Guillermo García Naranjo Álvarez and Eduardo Tricio Haro. The Chairman of the Corporate Practices Committee was ratified at our annual stockholders’ meeting held on April 26, 2024, and our Board of Directors appointed the remaining members.

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

Former President and Chief Executive Officer of Grupo Televisa. Chief Executive Officer and Chairman of the Board of Ollamani. Member of the Board of TelevisaUnivision and former member of the Board of Grupo Financiero Banamex. Member and Chairman of the Board of Managers of Innova (subsidiary of Grupo Televisa). Member of Consejo Mexicano de Negocios (formerly Consejo Mexicano de Hombres de Negocios) and Fundacion Teletón.

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

Compensation of Directors and Officers

For the year ended December 31, 2023, we paid our directors, alternate directors and officers for services in all capacities aggregate compensation of approximately Ps.692.9 million (U.S.$40.9 million using the Interbank Rate, as reported by CitiBanamex, as of December 31, 2023). This compensation included certain amounts related to the use of assets and services of the Company, as well as travel expenses reimbursed to directors and officers. See “—Use of Certain Assets and Services” below.

On April 26, 2024, at our general stockholders’ meeting, our stockholders approved the compensation plan for our Board of Directors and the Secretary of the Board of Directors under which our Directors and the Secretary of the Board may elect to receive (i) U.S.$15,000 for each meeting of the Board to which they attend (or U.S.$25,000 in the case of Board members traveling from outside of Mexico to attend Board meetings), or (ii) an annual award in the form of CPOs (or in its case, other instrument issued based on shares of the Company), in an amount equivalent to U.S.$150,000, which would be released on the first anniversary of such award, in exchange for the payment of Ps.1.60 for each such CPO or equivalent instrument. In our April 26, 2024 general stockholders’ meeting, our stockholders also ratified the remuneration of U.S.$15,000 to be paid to alternate members of the Board and members of the Audit and Corporate Practices Committees, for each meeting of the Board and/or the Audit and Corporate Practices Committees to which they attend.

As of December 31, 2023, we have made Ps.75.5 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and officers. Projected benefit obligations as of December 31, 2023 were approximately Ps.206.9 million.

Our compensation programs for officers play a key role in accomplishing the Company’s operating and financial objectives. The primary goals of our compensation programs include (i) motivating our officers to maximize their contribution in order to accomplish the Company’s objectives, (ii) aligning our officers’ interests with the success of the Company and the creation of shareholder value and (iii) attracting and retaining the most qualified employees for our various businesses.

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

Certain of our officers are entitled to receive annual performance bonuses. The eligibility, parameters and amount vary among the different divisions and/or officers. In general, annual performance bonuses are determined based on a mix of financial, operational and strategic objectives as well as individual performance objectives tailored to each executive’s role in the Company. The amounts payable under the annual performance bonus depend on the results achieved, and include certain qualitative and/or quantitative objectives that can be related to revenues, EBITDA, cash flow, budgets, market share and others.

We have entered into certain Compensation and Retention Agreements with several executive officers. The conditions applicable to such contracts were approved by the Board of Directors and include, among other conditions, salary, annual retention bonus, annual performance bonus and long-term equity incentive plan. In order to be entitled to the annual performance bonus, certain qualitative and quantitative targets must be met, including parameters related to revenue and EBITDA. If targets are not met, the amounts to be paid decline, and if targets are exceeded, the bonus can reach up to 120% of the target annual performance bonus. The target annual performance bonus is set at approximately one time the fixed component established in the relevant agreements. The long-term equity incentive plan represents more than half of the total compensation of such executives. These agreements may be updated and extended in the future under similar terms and conditions subject to relevant approvals.

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

Beginning with the grants to be awarded in respect of fiscal year 2020 under the Long-Term Retention Plan, as approved by the Board of Directors of the Company, such awards may also be granted at a sale price equal to the nominal value of the CPO, which was determined at Ps.1.60. This is intended to further align the incentives of Plan Participants with our shareholders and the Company, and the Company believes this reflects current market practices.

In April 2007, the Board of Directors, with input from the then Audit and Corporate Practices Committee, reviewed the compensation of our former Chief Executive Officer and decided to include our former Chief Executive Officer in our Long-Term Retention Plan as well as in any other plan granted to our employees in the future. See “— Compensation of Directors and Officers”.

At our annual general ordinary stockholders’ meeting held on April 2, 2013, our stockholders approved that the number of CPOs that may be granted annually under the Long-Term Retention Plan shall be up to 1.5% of the capital of the Company. As of December 31, 2023, approximately 21.3 million CPOs or CPO equivalents that were transferred to Plan Participants were sold in the open market from 2021 to 2023. Additional sales will continue to take place during or after 2024.

As a result of the Spin-off, the participants of the Long-Term Retention Plan holding CPOs or CPOs equivalents of the Company received the corresponding CPOs or CPOs equivalents of Ollamani, the exercise of which is conditioned on the exercise of the Company’s CPOs or CPOs equivalents.

As of March 31, 2024, the special purpose trust created to implement the Long-Term Retention Plan owned approximately 149.3 million CPO equivalents. This figure is net of approximately 52.9 million, 38.5 million and 27.6 million CPO equivalents vested in 2021, 2022 and 2023, respectively and the return of CPOs or CPO equivalents as a result of awards terminated in previous years. Of such 149.3 million CPO equivalents, approximately 71% are in the form of CPOs and the remaining 29% are in the form of “A”, “B”, “D” and/or Series “L” Shares. As of March 31, 2024, approximately 66.7 million CPO equivalents have been reserved and will become vested between 2024 and 2026 at prices ranging from Ps. 1.6 to Ps. $38.32 per CPO or CPO equivalent which may be reduced, when applicable, by dividends, a liquidity discount and the growth of the consolidated or relevant segment OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

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

Employees and Labor Relations

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2023:

	Year Ended December 31,
	2023	2022	2021
Total number of employees	32,932	37,374	46,786
Category of activity:
Employees	32,895	37,339	46,717
Executives	37	35	69
Geographic location:
Mexico	32,919	37,356	46,731
Latin America (other than Mexico)	—	2	2
U.S.	4	7	44
Europe	9	9	9

As of December 31, 2023, 2022 and 2021, approximately 31%, 27% and 38% of our employees, respectively, were represented by unions. We believe that our relations with our employees are good. Under Mexican law, the agreements between us and most of our television and cable television union employees are subject to renegotiation on an annual basis in January of each year. We also have union contracts with artists, musicians and other employees, which are also renegotiated on an annual basis.

As part of the TelevisaUnivision Transaction as of December 31, 2022, approximately 9,300 employees were transferred from the Company to certain subsidiaries of TelevisaUnivision.

Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.Major Stockholders and Related Party Transactions

The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers, and each person who is known by us to own more than 5% of the currently outstanding Series “A” Shares, Series “B” Shares, Series “L” Shares or Series “D” Shares as of March 31, 2024. Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

									Aggregate
									Percentage of
	Shares Beneficially Owned(1)(2)								Outstanding
	Series “A” Shares		Series “B” Shares		Series “D” Shares		Series “L” Shares		Shares
		Percentage		Percentage		Percentage		Percentage	Beneficially
Identity of Owner	Number	of Class	Number	of Class	Number	of Class	Number	of Class	Owned

Azcárraga Trust(3)	52,991,825,705	44.7%	67,814,604	0.1%	107,886,870	0.1%	107,886,870	0.1%	15.6%
Dodge & Cox (4)	8,127,653,250	6.9%	7,152,334,860	13.0%	11,378,714,550	13.6%	11,378,714,550	13.6%	11.2%
BlackRock, Inc.(5)	3,751,648,100	3.2%	3,301,450,328	6.0%	5,252,307,340	6.3%	5,252,307,340	6.3%	5.2%
(1)	Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of March 31, 2024. The number of shares issued and outstanding for legal purposes as of March 31, 2024 was 59,687,500,000 Series A Shares, 52,525,000,0000 Series B Shares, 83,562,500,000 Series D Shares and 83,562,500,000 Series L Shares, in the form of CPOs, and an additional 58,926,613,375 Series A Shares, 2,357,207,692 Series B Shares, 238,595 Series D Shares and 238,595 Series L Shares not in the form of CPOs. For financial reporting purposes under IFRS Accounting Standards only, the number of shares authorized, issued and outstanding as of March 31, 2024 was 56,922,296,875 Series A Shares, 50,091,621,250 Series B Shares, 79,691,215,625 Series D Shares and 79,691,215,625 Series L Shares in the form of CPOs, and an additional 56,231,339,039 Series A Shares, 186,537 Series B Shares, 238,541 Series D Shares and 238,541 Series L Shares not in the form of CPOs. The number of shares authorized, issued and outstanding for financial reporting purposes under IFRS Accounting Standards as of March 31, 2024 does not include 110,608,125 CPOs and an additional 2,695,274,336 Series A Shares, 2,357,021,155 Series B Shares, 54 Series D Shares and 54 Series L Shares not in the form of CPOs acquired primarily by the special purpose trust we created to implement our long-term retention plan. See Note 17 to our consolidated year-end financial statements.
(2)	Except through the Azcárraga Trust, none of our directors and executive officers currently beneficially owns more than 1% of our outstanding Series “A” Shares, Series “B” Shares, Series “D” Shares or Series “L” Shares. See “Directors, Senior Management and Employees — Share Ownership of Directors and Officers”. This information is based on information provided by directors and executive officers.
(3)	For a description of the Azcárraga Trust, see “— The Major Stockholders” below.
(4)	Based solely on information included in the report on Schedule 13G by Dodge & Cox, as of December 31, 2023.
(5)	Based solely on information included in the report on Schedule 13G by Blackrock, Inc. as of December 31, 2023.

The Major Stockholders

The Azcárraga Trust, a trust for the benefit of Emilio Azcárraga Jean, currently holds 44.7% of the outstanding Series “A” Shares, 0.1% of the outstanding Series “B” shares, 0.1% of the outstanding Series “D” Shares and 0.1% of the outstanding Series “L” Shares of the Company. As a result, Emilio Azcárraga Jean currently controls the vote of such shares through the Azcárraga Trust. The Series “A” Shares held through the Azcárraga Trust constitute a majority of the Series “A” Shares whose holders are entitled to vote because non-Mexican holders of CPOs or GDSs are not permitted to vote the underlying Series “A” Shares in accordance with the trust agreement governing the CPOs and the Company’s bylaws. Accordingly, and so long as non-Mexicans own more than a minimal number of Series “A” Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws.

Pursuant to our bylaws, holders of Series “B” Shares are entitled to elect five out of 20 members of our Board of Directors.

Because the Azcárraga Trust only holds a limited number of Series “B” Shares, there can be no assurance that individuals nominated by the Azcárraga Trust appointees will be elected to our Board.

We believe that as of March 31, 2024, approximately 266.1 million of GDSs were held of record by 69 persons with U.S. addresses. Those GDSs represent 28.0% of the outstanding Series “A” Shares, 53.3% of the outstanding Series “B” Shares, 55.7% of the outstanding Series “D” Shares and 55.7% of the outstanding Series “L” Shares of the Company. Before giving effect to the 2004 recapitalization, substantially all of the outstanding Series “A” Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long-Term Retention Plan, as described under “Major Stockholders and Related Party Transactions” and “Directors, Senior Management and Employees—Stock Purchase Plan and Long-Term Retention Plan”. For more information regarding our 2004 recapitalization, please refer to our Form 6-K filed with the SEC on March 25, 2004.

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

On January 31, 2022, we completed the TelevisaUnivision Transaction pursuant to which, among other things, we contributed our former Content business (other than the main real estate associated with the production facilities and Mexican over-the-air broadcast concessions and transmission infrastructure, as well as certain assets relating to our former news business which was transferred at closing to an entity controlled by Emilio Fernando Azcárraga Jean) to UHI. After the closing of the TelevisaUnivision Transaction, news programs are owned by the News Company and licensed to TelevisaUnivision. In consideration for the contribution of our former Content business, we received U.S.$4.5 billion in a combination of cash (U.S.$3.0 billion) and U.S.$1.5 billion of common and preferred shares of TelevisaUnivision, excluding closing consideration adjustments. The TelevisaUnivision Transaction was partially financed by UHI through a new Series C preferred equity investment in TelevisaUnivision of U.S.$1.0 billion in the aggregate led by the SoftBank Latin American Fund, along with ForgeLight, with participation from Google and The Raine Group, as well as debt financing. As of March 31, 2024, we owned a 43.3% equity interest on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) in TelevisaUnivision and we have certain governance arrangements in connection therewith.

As part of the TelevisaUnivision Transaction, the PLA and the MLA were assigned to an affiliate of UHI, and we will no longer receive any royalties from Univision under the PLA.

Also, as part of the TelevisaUnivision Transaction, we contributed to Univision several intellectual property assets, and TelevisaUnivision granted us a license to use the Televisa trademark for an indefinite term, except in the event of a breach by any of the parties, under a Global Trademark License Agreement entered into by and between us and TelevisaUnivision on January 31, 2022.

For a description of our arrangements with Univision, see “Information on the Company—Business Overview—TelevisaUnivision” and “Operating and Financial Review and Prospects—TelevisaUnivision Transaction”.

Transactions and Arrangements with Ollamani. As part of the Spin-off, we and Ollamani entered into a Transition Services Agreement, which include administrative, network and infrastructure, information security, legal and regulatory systems, and other related services, which are expected to be provided by us to Ollamani for 12 months from the date of the Spin-off, subject to early termination or renewal, including with respect to the scope of the services, by the mutual agreement of the parties.

Transactions and Agreements with Our Directors and Officers. During 2023, we entered into contracts leasing office space directly or indirectly from certain of our directors and officers for an aggregate amount of Ps.27.85 million. The leases have aggregate annual lease payments for 2024 equal to approximately Ps.32.26 million. We believe that the terms of these leases are comparable to terms that we would have entered into with third parties for similar leases.

Certain of our executive officers have in the past, and from time to time in the future may, purchase debt securities issued by us and/or our subsidiaries from third parties in negotiated transactions. Certain of our executive officers and directors participate in our stock purchase plan and Long-Term Retention Plan. See “Directors, Senior Management and Employees —Stock Purchase Plan and Long-Term Retention Plan”.

Transactions and Arrangements with Affiliates and Related Parties of Our Directors, Officers and Major Stockholders

Consulting Services. Instituto de Investigaciones Sociales, S.C. (“IIS”), a consulting firm which is controlled by Ariana Azcárraga De Surmont, the sister of Emilio Azcárraga Jean, has from time to time provided consulting and research services to the Company’s subsidiaries. IIS provided services to Fundacion Televisa, A.C. in 2023.

Citibanamex participation in Syndicated Loan and Revolving Credit Facility. In June 2019, the Company entered into a long-term credit agreement with a syndicate of banks, including Citibanamex with maturity in 2024, which was prepaid in April 2024. An affiliate of Citibanamex also acted as joint lead arranger and joint book runner with other banks. In February 2022, the Company renewed its revolving credit facility with several lenders and other financial institutions, including CitiBanamex with maturity in 2025, which was terminated in April 2024. Those loans were made on terms substantially similar to those offered by Citibanamex to third parties. Emilio Azcárraga Jean, our Executive Chairman of the Board, was a member of the Board of Citibanamex. For a description of amounts outstanding under, and the terms of, our existing credit facilities with Citibanamex, see “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Indebtedness”.

Loans from Banorte. In 2015, Banorte and TVI entered into a loan agreement with a maturity date of 2022. This loan was made on terms substantially similar to those offered by Banorte to third parties. Alfonso de Angoitia Noriega, our Co-Chief Executive Officer was a member of the board of Banorte, and Carlos Hank González, who is a member of the Board of the Company, is also Chairman of the Board of Banorte. On April 30, 2022, the loan matured and was repaid in full.

Advertising Services. Several members of our current Board serve as members of the Boards and/or are stockholders of other companies. See “Directors, Senior Management and Employees”. Some of these companies, including Grupo Comercial Chedraui, Grupo Financiero Banorte, Grupo Lala and Grupo Axo, among others, have purchased advertising services from us in connection with the promotion of their respective products and services from time to time.

Legal and Advisory Services. During 2023, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Ricardo Maldonado Yáñez, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., serves also as Secretary of our Board of Directors and Secretary to the Executive Committee of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services. Our co-Chief Executive Officer Alfonso de Angoitia was a founding partner of the firm. Mr. de Angoitia requested a leave of absence in January 2002. In 2012, the leave of absence was formally terminated and Mr. de Angoitia officially ceased being a partner of the firm. Since 2002, when Mr. de Angoitia left the firm, he has not had any role or active participation at the firm, nor has he benefitted from participation in any economic distributions by the firm.

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

Item 8.Financial Information

See “Financial Statements” and pages F-1 through F-94, which are incorporated in this Item 8 by reference.

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

Trading prices of the CPOs and the GDSs are influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See “Key Information—Risk Factors—Risk Factors Related to Mexico—Economic and Political Developments in Mexico May Adversely Affect Our Business”. We believe that as of March 31, 2024, approximately 266.1 million GDSs were held of record by 69 persons with U.S. addresses.

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

The General CNBV Rules have mandated that the Stock Exchanges in Mexico adopt minimum requirements for issuers to be registered with the CNBV and have their securities listed on the Mexican Stock Exchange or on the Institutional Stock Exchange. Pursuant to the internal rules of the Stock Exchanges in Mexico, in order to be registered, issuers will be required to have, among other things:

●	a minimum number of years of operating history;
●	a minimum financial condition;
●	a minimum number of shares or CPOs to be publicly offered to public investors;
●	a minimum price for the securities to be offered;
●	a minimum of 15% of the capital stock placed among public investors (which percentage may be lowered under certain circumstances);
●	a minimum of 100 holders of shares or of shares represented by CPOs, who are deemed to be public investors under the General CNBV Rules, upon the completion of the offering; and
●	complied with certain corporate governance requirements.
●	To maintain its registration, an issuer will be required to have, among other things:
●	a minimum of 12% of the capital stock held by public investors;
●	a minimum of 100 holders of shares or of shares represented by CPOs who are deemed to be public investors under the General CNBV Rules; and
●	complied with certain corporate governance requirements.

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

As described in “Major Stockholders and Related Party Transactions,” Series “A” Shares held through the Azcárraga Trust constitute a majority of the Series “A” Shares whose holders are entitled to vote, because non-Mexican holders of CPOs or GDSs are not permitted to vote the underlying Series “A” Shares. Accordingly, the vote of Series “A” Shares held through the Azcárraga Trust generally will determine how the Series “A” Shares underlying our CPOs are voted.

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

Preferential Rights of Series “D” Shares

Holders of Series “D” Shares are entitled to receive a preferred annual dividend in the amount of Ps.0.00034412306528 per Series “D” Share before any dividends are payable in respect of Series “A” Shares, Series “B” Shares and Series “L” Shares. If we pay any dividends in addition to the Series “D” Share fixed preferred dividend, then such dividends shall be allocated as follows:

●	first, to the payment of dividends with respect to the Series “A” Shares, the Series “B” Shares and the Series “L” Shares, in an equal amount per share, up to the amount of the Series “D” Share fixed preferred dividend; and
●	second, to the payment of dividends with respect to the Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares, such that the dividend per share is equal.
●	Upon any dissolution or liquidation of our company, holders of Series “D” Shares are entitled to a liquidation preference equal to:

●	accrued but unpaid dividends in respect of their Series “D” Shares; plus
●	the theoretical value of their Series “D” Shares as set forth in our bylaws. See “— Other Provisions — Dissolution or Liquidation”.

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

We may restrict transfers or, to the extent permitted under applicable law, cause the mandatory sale or disposition of CPOs or GDRs where such transfer or ownership, as the case may be, might result in ownership of CPOs or GDRs exceeding the limits under applicable law or our bylaws, the CPO Trust Agreement or the CPO indenture. Non-Mexican states and governments are prohibited under our bylaws and the LFTR from owning our Shares and are, therefore, prohibited from being beneficial or record owners of GDRs.

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

We operate our DTH satellite service in Mexico, Central America and the Dominican Republic through a partnership with AT&T. On April 3, 2024, we announced that we had reached an agreement with AT&T to acquire its interest in Sky and become the owner of 100% of Sky’s capital stock. The transaction is subject to customary regulatory approvals. See “Information on the Company—Business Overview—Our Operations—Sky”.

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

In August 2023, we completed a tender offer to purchase in cash a principal amount of up to U.S.$300.0 million of our 4.625% Notes due 2026, 5.000% Notes due 2045, 5.250% Notes due 2049, 6.625% Notes due 2025 and 6.125% Notes due 2046, for an aggregate principal amount of U.S.$300.0 million. The aggregate tender consideration paid amounted to U.S.$281.1 million plus U.S.$3.0 million of accrued and unpaid interest on the settlement date of the tender offer.

In September 2023, we repurchased a principal amount of Ps.221.6 million of our 7.25% Notes due 2043 in an open market purchase, for a trailing aggregate of Ps.274.3 million in 2023.

Our transactions and arrangements with related parties are described under “Major Stockholders and Related Party Transactions—Related Party Transactions”.

For a description of our material transactions and arrangements with Univision, see “Information on the Company—Business Overview—TelevisaUnivision”.

Legal Proceedings

On March 5, 2018, a purported stockholder class action lawsuit was filed in the United States District Court for the Southern District of New York (the “District Court”), alleging securities law violations in connection with allegedly misleading statements and/or omissions in the Company’s public disclosures. The lawsuit alleged that the Company and two of its executives failed to disclose alleged involvement in bribery activities relating to certain executives of Fédération Internationale de Football Association (“FIFA”), and wrongfully failed to disclose weaknesses in the Company’s internal control over its financial reporting as of December 31, 2016.

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

On November 23, 2022, the Company announced that it had reached an agreement in principle to settle the securities class action. As set forth in that disclosure, approximately U.S.$21.5 million of the total settlement amount of U.S.$95 million was to be provided by the Company, with the remainder to be funded under the Company’s insurance policies. On December 28, 2022, the parties executed a memorandum of understanding memorializing the agreement in principle. On February 28, 2023, the parties executed a settlement agreement to fully resolve and settle the class’s claims, which the lead plaintiff filed with the District Court the same day, along with a motion for preliminary approval of the settlement. On April 20, 2023, the District Court granted preliminary approval of the settlement agreement. Prior funding from the insurance company of its portion of the settlement, on May 4, 2023, the Company paid the plaintiffs the total settlement amount. On August 8, 2023 the Court finally approved the settlement agreement, thus concluding the action, expressly releasing the defendants from any fault, liability, wrongdoing or damages. While the Company continues to believe that the allegations in the case were without merit, it also believed that eliminating the distraction, expense and risk of continued litigation was in the best interest of the Company and its shareholders.

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

Taxation

U.S. Taxes

General. The following is a summary of the anticipated material U.S. federal income tax consequences of the purchase, ownership and disposition of GDSs, CPOs and the Series “A” Shares, Series “B” Shares, Series “L” Shares and Series “D” Shares underlying the CPOs (referred to herein as the “Underlying Shares”), in each case, except as otherwise noted, by U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner of GDSs, CPOs or Underlying Shares based on the beneficial owner’s particular circumstances. For example, with respect to U.S. Holders, the following discussion does not address the U.S. federal income tax consequences to a U.S. Holder:

●	that owns, directly, indirectly or through attribution, 2% or more of the total voting power or value of our outstanding Underlying Shares (including through ownership of GDSs and CPOs);
●	that is a dealer in securities, insurance company, financial institution, tax-exempt organization, U.S. expatriate, broker-dealer or trader in securities; or
●	whose functional currency is not the U.S. Dollar.
●	Also, this discussion does not consider:
●	the tax consequences to the stockholders, partners or beneficiaries of a U.S. Holder; or
●	special tax rules that may apply to a U.S. Holder that holds GDSs, CPOs or Underlying Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

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

The discussion set forth below is based on the U.S. federal income tax laws as in force on the date of this annual report, including:

●	the Code, applicable U.S. Treasury regulations and judicial and administrative interpretations; and
●	the convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, including the applicable protocols, collectively referred to herein as the “U.S.-Mexico Tax Treaty.”
●	The discussion is subject to changes to those laws and the U.S.-Mexico Tax Treaty subsequent to the date of this annual report, which changes could be made on a retroactive basis, and is also based, in part, on the representations of the Depositary with respect to the GDSs and on the assumption that each obligation in the Deposit Agreement relating to the GDSs and any related agreements will be performed in accordance with their terms.

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

Subject to generally applicable limitations and conditions (including a minimum holding period requirement), Mexican dividend withholding tax paid at the appropriate rate applicable to a U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. In addition to these generally applicable limitations and conditions, Mexican dividend withholding tax would generally need to satisfy the requirements of foreign tax credit regulations adopted by the U.S. Internal Revenue Service (“IRS”) in order to be eligible to be a creditable tax for a U.S. foreign tax credit purposes, unless (i) the U.S. Holder is eligible for, and properly elects, the benefits of the U.S.-Mexico Tax Treaty, in which case the Mexican tax on dividends will be treated as meeting the requirements of the new regulations and therefore as a creditable tax or (ii) the U.S. Holder elects under recently published IRS guidance to treat any Mexican tax on dividends as a creditable tax for foreign tax credit purposes and complies with specific requirements set forth in such guidance. In the case of all other U.S. Holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If Mexican tax on dividends is not a creditable or if the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Mexican tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. For U.S. foreign tax credit purposes, dividends distributed by us on CPOs, GDSs or Underlying Shares generally will constitute foreign source “passive category income.” The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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

Under foreign tax credit regulations adopted by the IRS, any Mexican tax imposed such capital gains generally will not be treated as a creditable tax for U.S. foreign tax credit purposes, unless (i) the U.S. Holder is eligible for, and properly elects, the benefits of the U.S.-Mexico Tax Treaty or (ii) the U.S. Holder elects under recently published IRS guidance to treat any Mexican tax on such capital gains as a creditable tax for foreign tax credit purposes and complies with specific requirements set forth in such guidance. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of CPOs, GDSs or Underlying Shares, even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. Capital gains realized on the sale or other disposition of CPOs, GDSs or Underlying Shares generally will be U.S. source income, unless the gains are subject to Mexican taxation, in which case such gains generally will be treated as arising in Mexico under the U.S.-Mexico Tax Treaty. If capital gains are subject to Mexican taxation under the U.S.-Mexico Tax Treaty, a U.S. Holder generally may elect to treat such gains as foreign source income for U.S. foreign tax credit limitation purposes. However, any such Mexican taxes may not be used to offset U.S. federal income tax on any other item of income, and foreign taxes on any other item of income cannot be used to offset U.S. federal income tax on such gains. U.S. Holders should consult their tax advisors regarding the potential applicability of these rules to their particular situations.

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

When dividends are paid from our previously taxed net earnings account we will not be required to pay any Mexican corporate income tax on the dividends. During 2024, if dividends are not paid from our previously taxed net earnings account we will be required to pay a 30% Mexican corporate income tax on the grossed-up dividends with the factor 1.4286.

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

Sales or other dispositions of CPOs, GDSs or underlying Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares made in other circumstances also would be subject to Mexican income tax. However, under the U.S.-Mexico Tax Treaty, any U.S. Holder that is eligible to claim the benefits of the U.S.-Mexico Tax Treaty may be exempt from Mexican tax on gains realized on a sale or other disposition of CPOs and shares underlying the CPOs in a transaction that is not carried out through the Mexican Stock Exchange. The U.S. Holder will be exempt under the U.S.-Mexico Tax Treaty if the U.S. Holder did not own directly or indirectly 25% or more of our outstanding shares within the 12-month period preceding such sale or disposition. Gains realized by other Holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. Non-U.S. Holders should consult their own tax advisors as to their possible eligibility under such other income tax treaties. Appropriate tax residence certifications must be obtained by Holders eligible for tax treaty benefits.

Other Mexican Taxes. There are no estate, gift or succession taxes applicable to the ownership, transfer or disposition of CPOs, GDSs or underlying Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares. However, a gratuitous transfer of CPOs, GDSs or underlying Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares may, in some circumstances, result in the imposition of a Mexican federal tax upon the recipient. There are no Mexican stamp, issuer, registration or similar taxes or duties payable by holders of GDSs, CPOs, or underlying Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares.

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

In compliance with the procedures and controls established by our Investments, Risk Management and Treasury Committee, in 2021, 2022 and 2023, we entered into certain derivative transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in interest rates, foreign currency exchange rates, and inflation rates. Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility. See Notes 2(w), 4 and 15 to our consolidated year-end financial statements.

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

During the last quarter of 2017 and the first quarter of 2018, in connection with the variable rate bank loan with Scotiabank due 2023, the Company entered into interest rate swap agreements on notional amounts of Ps.1,000.0 million and Ps.1,500.0 million respectively. These agreements involve the exchange of interest payments based on a variable interest rate for amounts based on fixed rates. These agreements allowed us to fix the coupon payments for a period of five years at an interest rate of 9.0485%. On March 7, 2022, we prepaid the full amount of this loan and the interest rate swaps matured in February 2023.

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

As of December 31, 2023, we did not have any active forward contracts. During 2024, the Company entered into forward exchange rate agreements, primarily for coupons of U.S. dollar denominated debt that were expected to be made during 2024, 2025 and 2026. As of March 31, 2024, the notional amount outstanding was U.S.$ 653.9 million and the net fair value of these agreements was a liability of Ps.186.0 million, and as of December 31, 2023, the Company did not have any active forward contracts for coupons. As of December 31, 2022, the Company did not have any active forward contracts for coupons. The potential loss in fair value for such instruments from a hypothetical 1.0% adverse change in the market exchange rate would be approximately Ps.1.2 million as of March 31, 2024. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During the end of 2022 and the beginning of 2023, the Company entered into forward exchange rate agreements, primarily for capital expenditures that were expected to be made during 2023. As of December 31, 2023, the Company did not have any active forward contracts. During 2024, the Company entered into forward exchange rate agreements, primarily for capital expenditures that were expected to be made during 2024. As of March 31, 2024, the notional amount outstanding was U.S.$70.1 million. The net fair value of these agreements was a liability of Ps.25.0 million. The potential gain in fair value for such instruments from a hypothetical 1.0% adverse change in the market exchange rate would be approximately Ps.1.6 million as of March 31, 2024. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

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

The net fair value of the interest rate swap was an asset of Ps.141.6 million as of March 31, 2024 and Ps.251.7 million as of December 31, 2023. The potential loss in fair value for such instruments from a hypothetical 50 bps adverse change in market interest rates would be approximately Ps.1.9 million as of March 31, 2024 and Ps.66.9 million as of December 31, 2023. This sensitivity analysis assumes a downward parallel shift in the Mexican interest rate swaps yield curve. On April 11, 2024, the interest rate hedge was fully unwound.

During the end of 2022 and the beginning of 2023, Empresas Cablevisión entered into forward exchange rate agreements, primarily for capital expenditures that were expected to be made during 2023. As of December 31, 2023, Empresas Cablevisión did not have any forward contracts. During 2024, Empresas Cablevisión entered into forward exchange rate agreements, primarily for capital expenditures that were expected to be made during 2024. As of March 31, 2024, the notional amount outstanding was U.S.$37.0 million. The net fair value of these agreements was a liability of Ps.16.2 million. The potential loss in fair value for such instruments from a hypothetical 1.0% adverse change in market exchange rate would be approximately Ps.0.8 million as of March 31, 2024. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During the end of 2022 and the beginning of 2023, TVI entered into forward exchange rate agreements, primarily for capital expenditures that were expected to be made during 2023. As of December 31, 2023, TVI did not have any active forward contracts. During 2024, TVI entered into forward exchange rate agreements, primarily for capital expenditures that were expected to be made during 2024. As of March 31, 2024, the notional amount outstanding was U.S.$33.3 million. The net fair value of these agreements was a liability of Ps.14.2 million. The potential loss in fair value for such instruments from a hypothetical 1.0% adverse change in market exchange rate would be approximately Ps.0.7 million as of March 31, 2024. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2024, Cable Administradora entered into forward exchange rate agreements, primarily for capital expenditures that were expected to be made during 2024. As of March 31, 2024, the notional amount outstanding was U.S.$14.0 million. The net fair value of these agreements was a liability of Ps.6.4 million. The potential loss in fair value for such instruments from a hypothetical 1.0% adverse change in market exchange rate would be approximately Ps.0.3 million as of March 31, 2024. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During the end of 2022 and the beginning of 2023, Corporación Novavision entered into forward exchange rate agreements, primarily for capital expenditures that were expected to be made during 2023. As of December 31, 2023, Corporación Novavision did not have any active forward contracts. During 2024, Corporación Novavision entered into forward exchange rate agreements, primarily for capital expenditures that were expected to be made during 2024. As of March 31, 2024, the notional amount outstanding is U.S.$54.0 million. The net fair value of these agreements was a liability of Ps.21.5 million. The potential loss in fair value for such instruments from a hypothetical 1.0% adverse change in market exchange rate would be approximately Ps.1.2 million as of March 31, 2024. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2023 and 2022. These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

								Increase
								(decrease) of
								fair value over
								carrying amount
					Increase			assuming a
					(decrease) of			hypothetical
					fair value over			10% increase in
December 31, 2023	Carrying amount(2)		Fair value(3)		carrying amount			fair value
Assets:
Long-term loan and interest receivable from GTAC	Ps.	948.5	Ps.	953.4	Ps.	4.9	Ps.	100.2
Open-Ended Fund		674.5		674.5		—		—
Publicly traded equity instruments		1,912.2		1,912.2		—		—
Derivative financial instruments(1)		251.7		251.7		—		—
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2025		3,715.6		3,762.2		46.6		422.8
Senior Notes due 2026		3,512.1		3,465.5		(46.6)		299.9
Senior Notes due 2032		5,079.8		5,969.1		889.3		1,486.2
Senior Notes due 2040		10,159.5		10,701.6		542.1		1,612.3
Senior Notes due 2045		13,387.0		11,542.8		(1,844.2)		(689.9)
Senior Notes due 2046		14,893.4		14,913.9		20.5		1,511.9
Senior Notes due 2049		11,191.2		10,035.2		(1,156.0)		(152.4)
Peso-denominated debt:
Notes due 2027		4,500.0		4,233.2		(266.8)		156.5
Senior Notes due 2037		4,500.0		4,026.1		(473.9)		(71.3)
Senior Notes due 2043		6,225.7		4,064.1		(2,161.6)		(1,755.1)
Long-term notes payable to Mexican Banks		12,650.0		12,789.7		139.7		1,418.7
Lease Liabilities		7,291.6		7,334.5		42.9		776.4

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

We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

	Year Ended December 31,
	2023		2022

	(In millions of U.S. Dollars)
U.S. Dollar-denominated and U.S. Dollar-equivalent monetary assets, primarily cash and cash equivalents, and non-current investments in financial instruments(1)	U.S.$	1,398.5	U.S.$	2,319.9
U.S. Dollar-denominated and U.S. Dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, lease liabilities, and other liabilities(2)(3)		(4,010.2)		(4,428.1)
Net liability position	U.S.$	(2,611.7)	U.S.$	(2,108.2)
(1)	In 2023 and 2022, include U.S. Dollar equivalent amounts of U.S.$36.0 million and U.S.$22.9 million, respectively, related to other foreign currencies, primarily Euros.
(2)	In 2023 and 2022, include U.S. Dollar equivalent amounts of U.S.$20.1 million and U.S.$25.4 million, respectively, related to other foreign currencies, primarily Euros.

(3)

In 2023 and 2022, monetary liabilities included U.S.$2,539.5 million (Ps.43,000.8 million) and U.S.$2,578.5 million (Ps.50,219.6 million), respectively, related to long-term debt designed as a hedging instrument of the Group’s investments in UH II and the investment in Open-Ended Fund (see Note 14 to our consolidated year-end financial statements).

At December 31, 2023, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.(122.2) million. At December 31, 2022, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.916.0 million.

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

The Bank of New York Mellon, as depositary, pays us an agreed amount as reimbursement for certain expenses we incur related to our being a publicly-listed entity in the United States, including, but not limited to, internal and out-of-pocket investor relations expenses, corporate finance and accounting expenses, legal expenses, annual NYSE listing fees, Sarbanes-Oxley compliance, travel expenses related to presentations to rating agencies and investors, road show presentations, or any other similar or related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2023, we did not receive a reimbursement from the depositary.

Part II

Item 13.Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on the evaluation as of December 31, 2023, our Co-Chief Executive Officers and Principal Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined under Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to provide reasonable assurance that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Co-Chief Executive Officers and the Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2023.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16.Audit Committee Financial Expert

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

We did not grant any waivers to our code of ethics during the fiscal year ended December 31, 2023.

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

Principal Accountant Fees and Services

KPMG Cárdenas Dosal, S.C. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2023 and 2022.

The chart below sets forth the total amount billed by our independent registered public accounting firms for services performed in the years 2023 and 2022, and breaks down these amounts by category of service:

	2023		2022

	(in millions of Pesos)
Audit Fees	Ps.	97.3	Ps.	96.6
Audit-Related Fees		6.6		4.6
Tax Fees		11.5		7.8
Other Fees		0.3		3.7
Total	Ps.	115.7	Ps.	112.7

“Audit Fees” are the aggregate fees billed by our Independent Registered Public Accounting Firms for the audit of our consolidated annual financial statements, services related to regulatory financial filings with the SEC.

“Audit-Related Fees” are fees charged by our Independent Registered Public Accounting Firm for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. This category includes fees billed for due diligence reviews in connection with potential acquisitions and business combinations, attestation services that are provided in connection with statutory and regulatory filings or engagements and agreed upon procedures.

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

During 2023, KPMG, with the prior approval by our Board of Directors and the favorable opinion of our Audit Committee, rendered additional services in our favor and in favor of certain of our subsidiaries consisting of tax consulting, social security and local contributions related services, which were for concepts other than the audit of our Financial Statements. KPMG billed us for such services an amount of Ps.11.8 million, which represents 10.2% of the total amounts that KPMG billed us for on services rendered in 2023.

Exemptions from the Listing Standards for Audit Committees

Not applicable.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth, for the periods indicated, information regarding purchases of any of our equity securities registered pursuant to Section 12 of the Exchange Act made by us or on our behalf or by or on behalf of any affiliated purchaser (as that term is defined in Rule 10b-18(a)(3) under the Exchange Act):

Purchases of Equity Securities by the Company

				Total Number of	Maximum Number (or
	Total Number			CPOs Purchased	Appropriate Peso Value) of
	of			as part of Publicly	CPOs that May Yet Be
	CPOs	Average Price		Announced Plans	Under the Plans
Purchase Date	Purchased	Paid per CPO(1)		or Programs(2)	or Programs(2)
January 1 to January 31	16,700,000	Ps.	21.1655	385,368,185	Ps.	9,017,209,789
February 1 to February 28	5,500,000		19.8546	390,868,185		8,908,009,232
March 1 to March 31	20,000,000		18.0524	410,868,185		8,546,961,701
April 1 to April 30	1,000,000		17.4096	411,868,185		10,000,000,000
May 1 to May 31	2,500,000		17.1784	414,368,185		9,957,054,046
June 1 to June 30	1,500,000		17.9119	415,868,185		9,930,186,221
July 1 to July 31	1,000,000		16.0203	416,868,185		9,914,165,949
August 1 to August 31	6,750,000		16.1637	423,618,185		9,805,060,858
September 1 to September 30	5,250,000		11.6558	428,868,185		9,743,867,903
October 1 to October 31	2,000,000		10.5747	430,868,185		9,722,718,602
November 1 to November 30	5,000,000		10.0255	435,868,185		9,672,590,894
December 1 to December 31	2,500,000		11.4200	438,368,185		9,644,040,855
Total	69,700,000	Ps.	17.1748
(1)	The values have not been restated in constant Pesos and therefore represent nominal historical figures.
(2)	Our share repurchase program was announced in September 2002 and does not have an expiration date. On November 13, 2017, we announced our intention to reactivate our share repurchase program. Accordingly, we may, from time to time, at management’s discretion, seek to acquire shares of the Company’s common stock subject to legal, market and other business conditions at the time of purchase. The total amount of our share repurchase program was limited to Ps.10,000,000,000 during 2023 in accordance with the resolutions that our stockholders approved in the annual shareholders meeting held on April 26, 2023.

Purchases of Equity Securities by Special Purpose Trust

Formed in Connection with Long-Term Retention Plan(1)

					Maximum Number
				Total Number of	(or
				CPOs Purchased	Appropriate Peso
				as	Value) of
				part of Publicly	CPOs that May Yet
				Announced Plans	Be Under
	Total Number of	Average Price		or	the Plans or
Purchase Date	CPOs Purchased	Paid per CPO(2)		Programs	Programs(3)
January 1 to January 31	—		—	340,422,300	—
February 1 to February 28	—		—	340,422,300	—
March 1 to March 31	—		—	340,422,300	—
April 1 to April 30	—		—	340,422,300	—
May 1 to May 31	—		—	340,422,300	—
June 1 to June 30	1,500,000		17.7428	341,922,300	—
July 1 to July 31	1,500,000		16.5409	343,422,300	—
August 1 to August 31	2,485,000		16.9418	345,907,300	—
September 1 to September 30	—		—	345,907,300	—
October 1 to October 31	—		—	345,907,300	—
November 1 to November 30	3,500,000		10.4782	349,407,300	—
December 1 to December 31	3,500,000		11.3097	352,907,300	—
Total	12,485,000	Ps.	13.5990
(1)	See “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan” for a description of the implementation, limits and other terms of our Long-Term Retention Plan.

(2)	Represents open-market purchases by the special purpose trust formed in connection with our Long-Term Retention Plan.
(3)	The values have not been restated in constant Pesos and therefore represent nominal historical figures.

Change in Registrant’s Certifying Accountant

Not applicable.

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

Mine Safety Disclosure

Not applicable.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Insider Trading Policies

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

Cybersecurity

Risk management and strategy

Our cybersecurity program is designed to protect our network and information systems from cybersecurity threats and to ensure the confidentiality, integrity, and availability of our systems and information. We place special weight on protecting sensitive information, such as the personal information of our clients, subscribers, and employees, and our digital content and other confidential information and intellectual property that could be leveraged by a malicious actor. This involves a comprehensive and ongoing effort to protect against, detect, and respond to cybersecurity threats and vulnerabilities.

We maintain a multidisciplinary enterprise risk management process overseen by our office of Corporate Risk Management (“CRM”), which provides for the identification, evaluation, management, monitoring, and reporting of risks and opportunities within the Company, including cybersecurity risks. The CRM, with oversight from the Audit Committee of the Company, reviews the effectiveness of this process on an annual basis. With respect to cybersecurity, we employ a strategy, aligned with our business objectives and strategic risk management, based on the principles of the National Institute of Standards and Technology Internal Report 8286, “Integrating Cybersecurity and Enterprise Risk Management,” to identify and address internal and external risks.

Our cybersecurity program includes a number of components, such as the adoption of information security protocols, standards, guidelines, and policies consistent with industry-standard practices; tools for threat detection, access controls, risk assessments related to cybersecurity and data privacy; vulnerability testing; and internal audits of the Company’s information security protocols. Our cybersecurity program is currently certified as compliant with International Organization for Standardization 27001 and the Payment Card Industry Data Security Standard.

We maintain a training and security awareness program for all employees of the Company. This program consists of deploying training courses, information capsules, webinars, and anti-phishing tests to our employees. It also includes other elements, such as questionnaires, to evaluate the effectiveness of the program, strengthen the permanence of security knowledge within the Company, and increase security awareness in our employees.

Our cybersecurity program includes the deployment of other preventive controls such as annual penetration tests and vulnerability assessments performed by specialized technical internal personnel on our systems, applications, and critical infrastructure. We also maintain an internal team that hunts, collects, monitors, and analyzes industry-specific, regional, and global cybersecurity threat intelligence for possible external threats to the Company.

The Company relies on external security advisors and other third-party information security professionals, who perform annual threat hunting tasks on our infrastructure and critical systems to identify and remove any possible malicious artifacts and threats in our environments, manage a security operations center, and manage and monitor our information security tools. The external security advisors also provide an independent periodic assessment regarding the controls in our environments, which are aimed at strengthening and improving our security practices.

We also maintain an incident response framework for the identification, evaluation, and management of cybersecurity incidents. This framework provides information on how personnel should prepare, detect, analyze, contain, eradicate, and recover from a security incident, including the monitoring of remediation efforts. It also contains an internal, risk-based escalation framework designed to ensure that all relevant individuals are promptly informed of any cybersecurity incident and dictates procedures for determining whether a cybersecurity incident is material, without unreasonable delay.

In the ordinary course of our business, we rely on third-party service providers (“TPSPs”) to collect, process and store certain personal information and other data related to us, our clients and subscribers, and our digital content. We assess the cybersecurity practices of our TPSPs prior to onboarding through a variety of measures, including a due diligence process designed to assess and manage the potential cybersecurity risks posed by such TPSPs to the Company. This process involves the evaluation of security questionnaires and the performance of a business impact analysis, review of General Information Technology Controls reports, and periodic, risk-based monitoring and security reviews of TPSPs following onboarding. Despite these measures, we are reliant on the security practices of our TPSPs, which may be outside of our direct control.

While we experience minor data and cybersecurity incidents from time to time, as of the date of this report and for the time period of January 1, 2023, through December 31, 2023, the Company has no evidence of any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition. However, there can be no guarantee that we will not be materially affected by such risks in the future. For information on the cybersecurity threats and risks we face and the potential impacts on the business related thereto, see Item 3.D. Risk Factors – Any Incidents Affecting Our Network and Information Systems or Other Technologies Could Have an Adverse Impact on Our Business, Reputation and Results of Operations.

Governance

Our cybersecurity program is led by our Chief Information Security Officer (“CISO”), with oversight from our Co-CEOs and CFO. Cybersecurity strategy is also reviewed and approved by the CEO of our subsidiaries, Sky and izzi. Our CISO, together with our Co-CEOs and CFO, are responsible for the coordination of our cybersecurity initiatives and the oversight of cybersecurity risk management across the Company. Our CISO has worked in executive positions related to cybersecurity in multinational financial companies for more than 15 years, and has a master’s degree in information technology. At the subsidiary level, Sky and izzi each has a dedicated CISO responsible for designing the strategy and ensuring the execution of the cybersecurity program. Sky’s CISO has over 40 years’ experience in multinational financial companies and the telecommunications industry, and izzi’s CISO has over 20 years’ experience in the telecommunications industry.  Each business unit’s CISO manages a cybersecurity team that hold international certifications related to cybersecurity, and manages the processes for identifying regional, global, and industry-related threats described above. See risk management and strategy.

Each business unit’s CISO periodically provides reports on cybersecurity threats, reports of incidents (if any), projects, and risk management to the executive committees at the subsidiary level, as well as the Company’s enterprise-wide Corporate Committee on Information Technology and Security, which consists of Company senior personnel across the Company in the cybersecurity, information technology, risk management, and legal departments (the “Corporate Committee”). The Corporate Committee and Sky and izzi Executive Committees focus on decision making and monitoring compliance with the cybersecurity program. The Corporate Committee also aligns technology and information security strategies across the subsidiaries.

Our Board of Directors takes an active role in overseeing the management of cybersecurity risks to the Company. Primary responsibility for cybersecurity oversight has been delegated to the Audit Committee. The Audit Committee receives regular updates from members of the Corporate Committee on cybersecurity matters, including information related to incidents (if any) that occurred during the reporting period, trending topics, and compliance with internal processes. The Audit Committee provides quarterly reports on cybersecurity issues to the Board.

Part III

Item 17.Financial Statements

We have responded to Item 18 in lieu of Item 17.

Item 18.Financial Statements

See pages F-1 through F-94, which are incorporated in this Item 18 by reference.

Item 19.Exhibits

Documents filed as exhibits to this annual report appear on the following

(a)       Exhibits.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1

English translation of Amended and Restated Bylaws (Estatutos Sociales) of the Registrant, dated as of April 26, 2023(previously filed with the Securities and Exchange Commission as Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022 and incorporated herein by reference).

2.1

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

2.6

Ninth Supplemental Indenture relating to the 6.625% Senior Exchange Notes due 2025 between Registrant, as Issuer, The Bank of New York and Dexia Banque Internationale à Luxembourg, dated September 6, 2005 (previously filed with the Securities and Exchange Commission as Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference).

2.7

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

Exhibit Number	Description of Exhibit

2.10

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

4.6**

Second Amended and Restated Stockholders Agreement, dated as of January 31, 2022, by and among TelevisaUnivision, Inc., Univision Holdings, Inc., Broadcast Media Partners Holdings, Inc., Univision Communications Inc. and certain stockholders of TelevisaUnivision, Inc. (previously filed with the Securities and Exchange Commission as Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021 and incorporated herein by reference).

4.7

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

4.8

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

4.10

English summary of indenture, dated July 31, 2013, related to the issuance of Ps.7,000 million convertible debentures, by Tenedora Ares, S.A.P.I de C.V., together with Banco Invex, Sociedad Anónima, Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario, in its capacity as common representative for the holders of the debentures (previously filed with the Securities and Exchange Commission as Exhibit 4.31 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013 and incorporated herein by reference).

4.11

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

4.12

English summary of conversion of debentures, dated August 13, 2014, by and between Arretis, S.A.P.I. de C.V and Tenedora Ares, S.A.P.I. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.33 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).

4.13

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

4.14

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

4.15

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

4.16

English summary of merger agreement, dated January 8, 2015, by and among Consorcio Nekeas, S.A. de C.V., Galavisión DTH, S. de R.L. de C.V. and Inmobiliaria Hevi, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.37 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).

4.17

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

4.18

English summary of merger agreement, dated March 4, 2016, by and among Corporativo Vasco de Quiroga, S.A. de C.V. and Grupo TVI Telecom, S.A. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference).

Exhibit Number	Description of Exhibit

8.1	List of Subsidiaries of Registrant.

12.1	Co-CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2024.

12.2	Co-CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2024.

12.3	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2024.

13.1	Co-CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2024.

13.2	Co-CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2024.

13.3	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2024.

23.1	Consent of KPMG Cárdenas Dosal, S.C.

23.2	Consent of Ernst & Young LLP, independent auditors of TelevisaUnivision, Inc.

97.1	Grupo Televisa, S.A.B. Compensation Recovery Policy.

99.1	Audited Financial Statements of TelevisaUnivision, Inc. as of and for the three years ended December 31, 2023.***

101

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position as of December 31, 2023 and 2022; (ii) Consolidated Statements of Income for the Years Ended December 31, 2023, 2022 and 2021; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2023, 2022 and 2021; (iv) Consolidated Statements of Changes in Equity for the Years ended December 31, 2023, 2022 and 2021; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022 and 2021; and (vi)  Notes to Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
*	Portions of this exhibit have been omitted and filed separately with the SEC pursuant to a request for confidential treatment.
**	Portions of this exhibit have been omitted in accordance with Instruction 4 to Item 19 of Form 20-F.
***

The financial statements as of and for the three years ended December 31, 2023 of TelevisaUnivision, Inc., prepared by TelevisaUnivision, Inc. and audited by its independent auditors, Ernst & Young LLP, are included in this Annual Report pursuant to Rule 3-09 of Regulation S-X.

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
Date: April 30, 2024

GRUPO TELEVISA, S. A. B. AND SUBSIDIARIES

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2023 AND 2022

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
Grupo Televisa, S. A. B.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Televisa, S.A.B. and subsidiaries (the “Group”) as of December 31, 2023 and 2022, the related consolidated statements of income or loss, comprehensive income or loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2024 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

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

Impairment assessment of intangible assets and goodwill with indefinite useful life

As described in Note 2(m) to the consolidated financial statements, the Group performs impairment reviews of intangible assets and goodwill with indefinite useful life annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill and indefinite-lived intangible assets is compared to the recoverable amount, which is the higher of the value in use (VIU) and the fair value less costs to sell (FVLCS). An impairment loss is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods. As described in Note 13, the intangible assets and goodwill with indefinite useful life balance as of December 31, 2023 was Ps.29,103,893 of which Ps.28,993,579 relates to the Cable and Sky cash-generating units (CGUs).

We identified the evaluation of the impairment assessment of intangible assets and goodwill with indefinite useful life of the Cable and Sky CGUs as a critical audit matter. Subjective auditor judgment was required in the evaluation of the key assumptions used to determine the recoverable amounts, which included the forecasted revenue growth rates, the long-term growth rate, the discount rates, and the market multiple values. Minor changes to these key assumptions could have had a significant effect on the VIU and FVLCS of the CGUs. In addition, specialized skills and knowledge were required to assess the long-term growth rates, the discount rates, and the market multiple values used to determine the VIU and FVLCS of the CGUs.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s intangible assets and goodwill with indefinite useful life impairment assessment process. This included controls related to the development of the key assumptions. We evaluated the Group’s historical ability to project the revenue growth rates by comparing prior year projections for the current year to the actual growth rates. We obtained an understanding of future year projections and compared the revenue growth rates assumption to those of comparable companies using publicly available data. We involved valuation professionals with specialized skills and knowledge, who assisted in:

●	comparing the Group’s long-term growth rate to publicly available data for comparable entities
●	evaluating the reasonableness of the discount rates by comparing the inputs used by management to develop the discount rate to publicly available data for comparable entities
●	evaluating the comparable entities used by analyzing the industry and financial characteristics of the comparable entities to ensure alignment with the Group’s industry
●	comparing the market multiple values applied to publicly available data for comparable entities.

Realizability of capital tax loss carryforward

As discussed in Note 24 to the consolidated financial statements, the Group has capital tax loss carryforwards derived primarily from the disposal of its former investment in GSF Telecom Holdings S.A.P.I. de C.V. As of December 31, 2023, capital tax loss carryforwards for which deferred tax assets were recognized amounted to Ps.19,028,253. As described in Note 2(v), deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

We identified the evaluation of the sufficiency of audit evidence over the realizability of the capital tax loss carryforward as a critical audit matter. Evaluating the sufficiency of audit evidence related to the realizability of the capital tax loss carryforward required subjective auditor judgment and specialized skills and knowledge in order to assess the feasibility and appropriateness of the tax strategy plan for recovering the capital tax loss carryforwards.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed. We evaluated the design and tested the operating effectiveness of an internal control related to the realizability of the capital tax loss carryforward. We involved tax professionals with specialized skills and knowledge, who assisted in evaluating the Group’s deferred income tax recoverability strategy by reviewing and assessing the appropriateness and feasibility of the tax strategy plan to be executed by management to recover the capital tax loss carryforward. We evaluated the sufficiency of audit evidence obtained by assessing the results of the procedures performed, including the appropriateness of such evidence.

/s/ KPMG Cardenas Dosal S.C.

We have served as the Group’s auditor since 2018.

Mexico City, Mexico

April 30th, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Grupo Televisa, S.A.B.:

Opinion on Internal Control Over Financial Reporting

We have audited Grupo Televisa S.A.B. and subsidiaries’ (the Group) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2023 and 2022, the related consolidated statements of income or loss, comprehensive income or loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated April 30, 2024, expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Cardenas Dosal, S.C.

Mexico City, Mexico

April 30th, 2024

Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	Notes	2023		2022
ASSETS
Current assets:
Cash and cash equivalents	6	Ps.	32,586,352	Ps.	51,130,992
Trade accounts receivable, net	7		8,131,458		8,457,302
Other accounts receivable, net			339,560		315,006
Income taxes receivable			6,380,909		6,691,366
Other recoverable taxes			6,304,198		6,593,730
Derivative financial instruments	15		251,738		11,237
Due from related parties	20		1,450,238		311,224
Transmission rights	8		1,725,630		888,344
Inventories			1,261,304		1,448,278
Contract costs	2		2,011,512		1,918,287
Reimbursement receivable	27		—		1,431,486
Other current assets			1,661,644		2,379,571
Total current assets			62,104,543		81,576,823

Non-current assets:
Trade accounts receivable, net of current portion	7		428,701		438,376
Due from related party	20		4,630,459		6,365,038
Derivative financial instruments	15		—		532,344
Transmission rights	8		641,154		1,022,782
Investments in financial instruments	9		2,586,601		3,389,485
Investments in associates and joint ventures	10		43,427,638		50,450,949
Property, plant and equipment, net	11		77,848,576		82,236,399
Investment property, net	11		2,790,173		2,873,165
Right-of-use assets, net	12		6,085,861		6,670,298
Intangible assets, net and goodwill	13		40,389,842		41,123,587
Deferred income tax assets	24		18,203,133		18,769,968
Contract costs	2		3,318,674		3,399,939
Other assets			214,902		258,378
Total non-current assets			200,565,714		217,530,708
Total assets		Ps.	262,670,257	Ps.	299,107,531

The accompanying notes are an integral part of these consolidated financial statements.

	Notes	2023		2022
LIABILITIES
Current liabilities:
Current portion of long-term debt	14	Ps.	9,987,932	Ps.	1,000,000
Interest payable	14		1,506,766		1,761,069
Current portion of lease liabilities	14		1,280,932		1,373,233
Derivative financial instruments	15		—		71,401
Trade accounts payable and accrued expenses			12,861,122		16,083,858
Customer advances			1,391,553		1,841,097
Income taxes payable	24		774,433		4,457,904
Other taxes payable			2,948,135		2,661,210
Employee benefits			1,563,942		1,384,808
Due to related parties	20		579,023		88,324
Current portion of deferred revenue	20		287,667		287,667
Provision for lawsuit settlement agreement	27		—		1,850,220
Other current liabilities			1,709,357		1,510,127
Total current liabilities			34,890,862		34,370,918

Non-current liabilities:
Long-term debt, net of current portion	14		78,547,927		104,240,650
Lease liabilities, net of current portion	14		6,010,618		6,995,839
Deferred revenue, net of current portion	20		4,890,347		5,178,014
Deferred income tax liabilities	24		1,053,543		1,249,475
Post-employment benefits	16		733,049		771,468
Other non-current liabilities			1,871,478		2,171,262
Total non-current liabilities			93,106,962		120,606,708
Total liabilities			127,997,824		154,977,626

EQUITY
Capital stock	17		4,722,776		4,836,708
Additional paid-in capital			15,889,819		15,889,819
Retained earnings	18		120,400,302		131,053,859
Accumulated other comprehensive loss, net	18		(9,866,793)		(10,823,878)
Shares repurchased	17		(11,865,735)		(12,648,558)
Equity attributable to stockholders of the Company			119,280,369		128,307,950
Non-controlling interests	19		15,392,064		15,821,955
Total equity			134,672,433		144,129,905
Total liabilities and equity		Ps.	262,670,257	Ps.	299,107,531

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income or Loss

For the years ended December 31, 2023, 2022 and 2021

(In thousands of Mexican pesos, except per CPO amounts)

(Notes 1, 2 and 3)

	Notes	2023		2022		2021
Revenues	26	Ps.	73,767,930	Ps.	75,526,609	Ps.	73,915,432
Cost of revenues	21		48,898,707		48,807,606		46,653,598
Selling expenses	21		9,146,910		9,422,916		8,099,607
Administrative expenses	21		12,200,090		12,061,932		12,189,542
Income before other income or expense	26		3,522,223		5,234,155		6,972,685
Other (expense) income, net	22		(866,819)		(815,565)		3,716,237
Operating income			2,655,404		4,418,590		10,688,922
Finance expense	23		(8,005,237)		(11,357,273)		(12,478,039)
Finance income	23		3,307,454		2,151,109		560,026
Finance expense, net			(4,697,783)		(9,206,164)		(11,918,013)
Share of (loss) income of associates and joint ventures, net	10		(4,086,628)		(7,378,249)		3,671,030
(Loss) income before income taxes			(6,129,007)		(12,165,823)		2,441,939
Income tax (expense) benefit	24		(2,678,245)		1,227,462		(1,673,054)
Net (loss) income from continuing operations			(8,807,252)		(10,938,361)		768,885
Income from discontinued operations, net	28		—		56,222,185		6,585,900
Net (loss) income		Ps.	(8,807,252)	Ps.	45,283,824	Ps.	7,354,785

Net (loss) income attributable to:
Stockholders of the Company		Ps.	(8,422,730)	Ps.	44,712,180	Ps.	6,055,826
Non-controlling interests	19		(384,522)		571,644		1,298,959
Net (loss) income		Ps.	(8,807,252)	Ps.	45,283,824	Ps.	7,354,785
Basic (loss) earnings per CPO attributable to stockholders of the Company:
Continuing operations		Ps.	(3.01)	Ps.	(4.06)	Ps.	(0.16)
Discontinued operations	25		—		19.86		2.33
Total		Ps.	(3.01)	Ps.	15.80	Ps.	2.17
Diluted (loss) earnings per CPO attributable to stockholders of the Company:
Continuing operations		Ps.	(3.01)	Ps.	(4.06)	Ps.	(0.16)
Discontinued operations	25		—		19.86		2.33
Total		Ps.	(3.01)	Ps.	15.80	Ps.	2.17

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income or Loss

For the years ended December 31, 2023, 2022 and 2021

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	Notes	2023		2022		2021
Net (loss) income		Ps.	(8,807,252)	Ps.	45,283,824	Ps.	7,354,785
Other comprehensive income (loss):
Items that will not be reclassified to income:
Remeasurement of post-employment benefit obligations	16		83,935		158,119		279,825
Open-Ended Fund, net of hedge	9		(741)		(131,957)		(19,718)
Publicly traded equity instruments	9		(698,903)		(906,658)		(123,359)
Items that may be subsequently reclassified to income:
Exchange differences on translating foreign operations			(758,835)		(143,156)		92,555
Cash flow hedges			(287,536)		395,807		1,927,601
Share of other comprehensive income of associates and joint ventures	10		4,278,531		4,245,546		245,714
Other comprehensive income before income taxes			2,616,451		3,617,701		2,402,618
Income taxes	24		(1,704,735)		(833,121)		(467,749)
Other comprehensive income			911,716		2,784,580		1,934,869
Comprehensive (loss) income		Ps.	(7,895,536)	Ps.	48,068,404	Ps.	9,289,654

Comprehensive (loss) income attributable to:
Stockholders of the Company		Ps.	(7,465,645)	Ps.	47,510,294	Ps.	7,990,682
Non-controlling interests	19		(429,891)		558,110		1,298,972
Comprehensive (loss) income		Ps.	(7,895,536)	Ps.	48,068,404	Ps.	9,289,654

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023, 2022 and 2021

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

							Accumulated
							Other				Equity
					Retained		Comprehensive		Shares		Attributable to		Non-controlling
	Capital Stock		Additional		Earnings		Loss (Income)		Repurchased		Stockholders of		Interests
	(Note 17)		Paid-in Capital		(Note 18)		(Note 18)		(Note 17)		the Company		(Note 19)		Total Equity
Balance at January 1, 2021	Ps.	4,907,765	Ps.	15,889,819	Ps.	84,280,397	Ps.	(15,556,848)	Ps.	(16,079,124)	Ps.	73,442,009	Ps.	14,497,024	Ps.	87,939,033
Funding for acquisition of shares under the Long-term Retention Plan		—		—		—		—		(328,500)		(328,500)		—		(328,500)
Dividends		—		—		(1,053,392)		—		—		(1,053,392)		(405,928)		(1,459,320)
Share cancellation		(71,057)		—		(1,510,290)		—		1,581,347		—		—		—
Shares repurchased		—		—		—		—		(774,073)		(774,073)		—		(774,073)
Sale of shares		—		—		(1,126,573)		—		1,900,646		774,073		—		774,073
Cancellation of sale of shares		—		—		505,357		—		(505,357)		—		—		—
Share-based compensation		—		—		1,066,863		—		—		1,066,863		—		1,066,863
Other		—		—		—		—		—		—		16,334		16,334
Comprehensive income		—		—		6,055,826		1,934,856		—		7,990,682		1,298,972		9,289,654
Balance at December 31, 2021		4,836,708		15,889,819		88,218,188		(13,621,992)		(14,205,061)		81,117,662		15,406,402		96,524,064
Funding for acquisition of shares under the Long-term Retention Plan		—		—		—		—		(648,242)		(648,242)		—		(648,242)
Disposition of non-controlling interests of discontinued operations		—		—		—		—		—		—		(142,071)		(142,071)
Dividends		—		—		(1,053,392)		—		—		(1,053,392)		—		(1,053,392)
Repurchase of CPOs		—		—		—		—		(629,326)		(629,326)		—		(629,326)
Shares repurchased		—		—		—		—		(980,410)		(980,410)		—		(980,410)
Sale of shares		—		—		(3,080,729)		—		4,061,139		980,410		—		980,410
Cancellation of sale of shares		—		—		246,658		—		(246,658)		—		—		—
Share-based compensation		—		—		2,009,304		—		—		2,009,304		—		2,009,304
Other		—		—		1,650		—		—		1,650		(486)		1,164
Comprehensive income		—		—		44,712,180		2,798,114		—		47,510,294		558,110		48,068,404
Balance at December 31, 2022		4,836,708		15,889,819		131,053,859		(10,823,878)		(12,648,558)		128,307,950		15,821,955		144,129,905
Funding for acquisition of shares under the Long-term Retention Plan		—		—		—		—		(86,000)		(86,000)		—		(86,000)
Dividends		—		—		(1,027,354)		—		—		(1,027,354)		—		(1,027,354)
Share cancellation		(113,932)		—		(1,339,107)		—		1,453,039		—		—		—
Repurchase of CPOs		—		—		—		—		(1,197,082)		(1,197,082)		—		(1,197,082)
Shares repurchased		—		—		—		—		(172,976)		(172,976)		—		(172,976)
Sale of shares		—		—		(692,062)		—		865,038		172,976		—		172,976
Cancellation of sale of shares		—		—		79,196		—		(79,196)		—		—		—
Share-based compensation		—		—		748,500		—		—		748,500		—		748,500
Comprehensive (loss) income		—		—		(8,422,730)		957,085		—		(7,465,645)		(429,891)		(7,895,536)
Balance at December 31, 2023	Ps.	4,722,776	Ps.	15,889,819	Ps.	120,400,302	Ps.	(9,866,793)	Ps.	(11,865,735)	Ps.	119,280,369	Ps.	15,392,064	Ps.	134,672,433

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2023, 2022 and 2021

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	2023		2022		2021
Operating Activities:
(Loss) income before income taxes from continuing operations	Ps.	(6,129,007)	Ps.	(12,165,823)	Ps.	2,441,939
Income before income taxes from discontinued operations		—		75,416,214		11,658,624
Adjustments to reconcile income or loss before income taxes to net cash provided by operating activities:
Share of loss (income) of associates and joint ventures		4,086,628		7,378,249		(3,671,877)
Depreciation and amortization		21,469,152		21,239,306		21,418,369
Other amortization of assets		422,065		353,232		329,144
Impairment of long-lived assets		69,467		—		225,136
Loss (gain) on disposition of property and equipment		233,612		(131,683)		(279,593)
Impairment loss on trade accounts receivable and other receivables		1,107,996		1,172,555		1,276,990
Post-employment benefits		87,657		151,389		259,291
Interest income		(675,550)		(89,268)		(60,174)
Share-based compensation expense		748,500		1,665,909		1,088,413
Other finance loss, net		134,847		110,739		1,183,180
Gain on disposition of discontinued operations		—		(75,192,421)		—
Gain on disposition of investments, net		—		—		(4,547,029)
Other income		(734,421)		—		—
Interest expense		7,654,334		9,459,377		9,135,531
Lawsuit settlement agreement		—		418,734		—
Unrealized foreign exchange (gain) loss, net		(3,740,149)		(999,499)		1,805,986
		24,735,131		28,787,010		42,263,930
Decrease (increase) in trade accounts receivable		523,619		(4,176,638)		(2,000,397)
(Increase) decrease in transmission rights		(456,857)		1,241,568		(6,049,514)
Decrease in due from related parties, net		1,708,178		4,987,868		18,959
Decrease (increase) in inventories		564,745		(588,954)		(571,281)
Decrease (increase) in other accounts receivable and other current assets		1,271,583		(2,217,989)		(2,882,822)
(Decrease) increase in trade accounts payable and accrued expenses		(3,216,450)		(122,945)		850,760
(Decrease) increase in deferred revenue and customer advances		(734,349)		267,237		3,060,769
(Decrease) increase in other liabilities and taxes payable		(2,316,886)		(3,027,186)		2,877,152
Increase (decrease) in post-employment benefits		136,993		(564,382)		923,196
Income taxes paid		(7,014,309)		(12,118,014)		(9,166,602)
		(9,533,733)		(16,319,435)		(12,939,780)
Net cash provided by operating activities		15,201,398		12,467,575		29,324,150
Investing activities:
Disposition of investments in financial instruments		—		—		2,014,371
Disposition of OCEN and Radiópolis		—		—		4,625,291
Proceeds from disposition of discontinued operations		—		66,095,454		—
Long-term credit with related party		—		(5,738,832)		—
Disposition or investment in joint ventures		45,556		(7,922)		122,227
Dividends from preferred shares		716,905		752,556		—
Release of holdback payment of OCEN		—		364,420		—
Investment in other equity instruments		—		—		(1,122,178)
Dividends received		8,000		10,000		10,000
Investments in property, plant and equipment		(14,708,016)		(17,315,387)		(23,267,847)
Disposition of property, plant and equipment		48,873		264,163		672,424
Non-current trade account receivable		—		87,663		—
Other investments in intangible assets		(1,869,707)		(1,807,183)		(1,899,464)
Net cash (used in) provided by investing activities		(15,758,389)		42,704,932		(18,845,176)
Financing activities:
Partial prepayment of Senior Notes due 2025, 2026, 2045, 2046 and 2049		(4,718,250)		(10,099,581)		—
Repurchase of Senior Notes due 2043		(181,731)		—		—
Prepayment of long-term loans from Mexican banks		—		(6,000,000)		—
Proceeds from Mexican banks long-term loans		400,000		—		2,650,000
Repayment of Mexican peso debt		—		(610,403)		(242,489)
Prepayment of Mexican peso debt related to Sky		(1,400,000)		—		(1,750,000)
Payments of lease liabilities		(1,793,602)		(1,690,311)		(1,728,753)
Interest paid		(7,553,938)		(8,893,000)		(8,258,243)
Funding for acquisition of shares of the Long-term Retention Plan		(86,000)		(648,242)		(328,500)
Repurchases of CPOs under a share repurchase program		(1,197,082)		(629,326)		—
Repurchase of capital stock		(172,976)		(980,410)		(774,073)
Sale of capital stock		172,976		980,410		774,073
Dividends paid		(1,027,354)		(1,053,392)		(1,053,392)
Dividends paid of non-controlling interests		—		—		(328,774)
Derivative financial instruments		(195,055)		(145,131)		(2,692,241)
Net cash used in financing activities		(17,753,012)		(29,769,386)		(13,732,392)
Effect of exchange rate changes on cash and cash equivalents		(234,637)		(100,344)		23,540
Net (Decrease) increase in cash and cash equivalents		(18,544,640)		25,302,777		(3,229,878)
Cash and cash equivalents at beginning of year		51,130,992		25,828,215		29,058,093
Cash and cash equivalents at end of year	Ps.	32,586,352	Ps.	51,130,992	Ps.	25,828,215

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

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

Grupo Televisa, S.A.B., together with its subsidiaries (collectively, the “Group”), is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home (“DTH”) satellite pay television system in Mexico. The Group’s cable business offers integrated services, including video, high-speed data, voice and mobile to residential and commercial customers, as well as managed services to domestic and international carriers. The Group owns a majority interest in Sky, a leading DTH satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and the Group’s cable and DTH systems. In addition, the Group is the largest shareholder of TelevisaUnivision, a leading media company producing, creating and distributing Spanish-speaking content through several broadcast channels in Mexico, the United States and over 50 countries through television networks, cable operators and over-the-top or OTT services.

2.	Material Accounting Policies

The material accounting policies followed by the Group and used in the preparation of these consolidated financial statements are summarized below.

(a)   Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021, are presented in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below.

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards, requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are material to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

The consolidated statements of income of the Group for the years ended December 31, 2022 and 2021, have been prepared to present the discontinued operations following the transaction between the Company and Televisaunivision announced on January 31, 2022 (the “TelevisaUnivision Transaction”). Accordingly, the consolidated statement of income of the Group for the year ended December 31, 2021, has been re-presented from that originally reported by the Company, to present in that period the results from discontinued operations for the businesses disposed of by the Group on January 31, 2022 (see Notes 3 and 28).

These consolidated financial statements were authorized for issuance on April 4, 2024, and on April 26, 2024, for the events disclosed in Note 29, by the Group’s Corporate Vice President of Finance.

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

Subsidiaries of the Company

At December 31, 2023 and 2022, the main direct and indirect subsidiaries of the Company were as follows:

	Company’s
	Ownership	Business
Subsidiaries	Interest (1)	Segment (2)
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (3)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (3)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (3)	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (3)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (3)	100%	Cable
FTTH de México, S.A. de C.V. (“FTTH de México”) (3)	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (3)	100%	Cable and Sky
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (3) (4)	58.7%	Sky
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries (5)	100%	Other Businesses (2)
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses (2)
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses (2)
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses (2)

(1)	Percentage of equity interest directly or indirectly held by the Company.
(2)	See Note 26 for a description of each of the Group’s business segments. Most of the Group’s operations of its Other Businesses segment were discontinued following the spin-off of certain businesses that were part of the Group´s Other Businesses segment on January 31, 2024 (the “Spin-off”), to create a new controlling entity listed in the Mexican Stock Exchange (see Notes 3 and 29).
(3)	CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable, FTTH de México, and Sky. Bestel is an indirect majority-owned subsidiary of Empresas Cablevisión. FTTH de México was merged into Televisión Internacional S.A. de C.V., in the fourth quarter of 2023.
(4)	Innova is an indirect majority-owned subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova. (see Note 29)
(5)	Grupo Telesistema and its wholly-owned subsidiaries Multimedia Telecom, S.A. de C.V., Villacezán, S.A. de C.V., Comunicaciones Tieren, S.A. de C.V., and Corporativo TD Sports, S.A. de C.V., are the subsidiaries through which the Company owns shares of the capital stock of TelevisaUnivision, the parent company of Univision Communications Inc. (“Univision”), representing 49.7%, 43.8%, 3.7%, 2.1% and 0.7%, respectively, of the Group’s aggregate investment in shares of common stock issued by TelevisaUnivision as of December 31, 2023 and 2022. Grupo Telesistema was the parent company of Club de Fútbol América, S.A. de C.V. and Fútbol del Distrito Federal, S.A. de C.V., which became direct subsidiaries of the Company in March 2023, in connection with the Spin-off (see Notes 3, 10, 20 and 29).

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

The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision. The payments made by the Group for these broadcasting concessions were accounted for as intangible assets in the Group’s Content segment through January 31, 2022, and are accounted as intangible assets in the Group’s Other Businesses segment after that date (see Notes 3, 13, 20 and 26).

Renewal of broadcasting concessions for the broadcast programming operations over television stations for the signals of TelevisaUnivision, requires, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.

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

Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, in accordance with Mexican law (see Note 27). Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

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

At December 31, 2023, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Cable	Various from 2026 to 2059
Sky	Various from 2025 to 2056
Other Businesses:
Broadcasting concessions (1)	In 2042 and 2052
Gaming	In 2030

(1)	In November 2018, the IFT approved (i) 23 concessions for the use of spectrum that comprise the Group’s 225 TV stations, for a term of 20 years, starting in January 2022 and ending in January 2042, and (ii) six concessions that grant the authorization to provide digital broadcasting television services of such 225 TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In November 2018, the Group paid for the broadcasting concessions for the use of spectrum an aggregate amount of Ps.5,753,349 in cash and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount is being amortized over a period of 20 years beginning on January 1, 2022, by using the straight-line method. These broadcasting concessions became part of the Group’s Other Businesses segment after the TelevisaUnivision Transaction closed on January 31, 2022 (see Notes 3, 13, 20 and 26).

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

The Group’s investments in associates include an equity interest in TelevisaUnivision represented by 43.7% and 44.4% of the outstanding total common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision) as of December 31, 2023 and 2022, respectively (see Notes 3 and 10).

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

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when recognized in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

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

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of TelevisaUnivision (hedged item), which amounted to U.S.$2,499.7 million (Ps.42,326,344) and U.S.$2,538.8 million (Ps.49,446,349) as of December 31, 2023 and 2022, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Notes 10, 14 and 18).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund (hedged item), which amounted to U.S.$39.8 million (Ps.674,451) and U.S.$39.7 million (Ps.773,209), as of December 31, 2023 and 2022, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund designated as a hedged item (see Notes 9, 14 and 18).

(f)   Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

As of December 31, 2023 and 2022, cash equivalents primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 4.65% for U.S. dollar deposits and 11.09% for Mexican peso deposits in 2023, and approximately 1.53% for U.S. dollar deposits and 7.40% for Mexican peso deposits in 2022.

(g)   Transmission Rights

The Group incurs costs related to the license of the rights to use content owned by third parties and sports rights on its owned pay television platforms, which are described as transmission rights in the Group’s consolidated statement of financial position. The Group classifies transmission rights as current and non-current assets.

Transmission rights are valued at the lesser of acquisition cost and net realizable value.

Transmission rights are recognized from the point at which the legally enforceable license period begins. Until the license term commences and the transmission rights are available, payments made are recognized as prepayments. Cost of revenues is calculated and recorded for the month in which transmission rights are matched with related revenues.

Transmission rights are recognized in income on a straight-line basis over the lives of the contracts.

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

Financial Assets Measured at Amortized Cost

Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying amount recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade accounts receivable”, “other accounts receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

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

For trade accounts receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the trade accounts receivables (see Note 7).

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

The costs of dismantling items of property, plant and equipment are recognized at the fair value of related dismantling obligations. These dismantling obligations are primarily related to the use of the Group’s Cable segment networks during a particular period and presented as part of other long-term liabilities in the Group’s consolidated statements of financial position. As of December 31, 2023 and 2022, the present value of the Group’s dismantling obligations amounted to Ps.1,133,379 and Ps.1,129,184, respectively.

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

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is higher than its estimated recoverable amount.

Gains and losses on disposals of assets are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income.

If significant parts of an item of property, plant and equipment have different useful lives, then they are classified as separate items (major components) of property, plant and equipment.

Investment Property

Beginning on February 1, 2022, the Group has investment property. Investment property is property of the Group (land or a building or part of a building or both) held by a lessee as a right-of-use asset, to earn rentals rather than for use in the production or supply of goods or services or for administrative purposes, or sale in the ordinary course of business.

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

Concessions

The Group defined concessions to have an indefinite useful life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits. These concessions are not amortized, but instead are subject to impairment testing at least annually. The useful life of concessions that is not being amortized is reviewed in each annual reporting period to determine whether events and circumstances continue to support an indefinite useful life for these concessions. Historically, the Group has renewed its telecommunications’ concessions upon expiration and generally all condition necessary to obtain renewal have been satisfied and the cost to renew these concessions has not been significant.

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

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods.

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

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2023 and 2022.

(o)   Debt

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period in which the debt is outstanding using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates. The fee is deducted from the amount of the financial liability when it is initially recognized, or recognized in the consolidated statement of income when the issue is no longer expected to be completed.

Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2023 and 2022.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(p)   Customer Advances

Customer advance agreements are contract liabilities presented by the Group in the consolidated statement of financial position. The Group recognizes a contract liability when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services or goods to the customer. A contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract assets upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with an advance agreement entered into with the customer for services or goods to be provided by the Group in the short term.

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

(r)   Equity

The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Accounting Standards. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.

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

The Group derives the majority of its revenues from telecommunications-related business activities, primarily from its Cable and Sky segment operations (see Notes 3 and 26). Revenues are recognized when the service is provided, and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

●	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.
●	Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

●	In respect of revenues from multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. The Group sells cable television, internet, and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.
●	Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided.
●	Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns (see Notes 3 and 26).
●	Revenues from publishing distribution are recognized upon distribution of the products (see Notes 3 and 26).
●	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event (see Notes 3 and 26).
●	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win (see Notes 3 and 26).

Contract Costs

Incremental costs for obtaining contracts with customers in the Cable and Sky segments, primarily commissions, are recognized as contract costs (assets) in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

The Group has recognized assets from incremental costs of obtaining contracts with customers, primarily commissions, which were classified as current and non-current assets in its consolidated financial statements as of December 31, 2023 and 2022, as follows:

	Cable		Sky		Total
Contract costs:
At January 1, 2023	Ps.	3,297,436	Ps.	2,020,790	Ps.	5,318,226
Additions		1,758,769		408,555		2,167,324
Amount recognized in income		(1,240,670)		(914,694)		(2,155,364)
Total contract costs at December 31, 2023		3,815,535		1,514,651		5,330,186
Less:
Current Contract Costs		1,295,696		715,816		2,011,512
Total non-current contract costs	Ps.	2,519,839	Ps.	798,835	Ps.	3,318,674

	Cable		Sky		Total
Contract costs:
At January 1, 2022	Ps.	2,498,124	Ps.	2,500,190	Ps.	4,998,314
Additions		1,764,989		580,042		2,345,031
Amount recognized in income		(965,677)		(1,059,442)		(2,025,119)
Total contract costs at December 31, 2022		3,297,436		2,020,790		5,318,226
Less:
Current Contract Costs		1,077,417		840,870		1,918,287
Total non-current contract costs	Ps.	2,220,019	Ps.	1,179,920	Ps.	3,399,939

Amortization of contract costs is based upon the carrying amount of the assets in use and is computed using the straight-line method over estimated useful lives that range between 1.5 and 5 years.

(t)   Interest Income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

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

Termination Benefits

Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring plan that involves the payment of termination benefits.

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

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements of the consolidated companies in the Group. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered or the deferred income tax liability is settled.

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

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(w)   Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2023, 2022 and 2021, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x)   Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(y)   Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees and recognized as a charge to consolidated income (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.748,500, Ps.968,628 and Ps.903,764 for the years ended December 31, 2023, 2022 and 2021, respectively, of which Ps.748,500, Ps. 968,628 and Ps.1,066,863 was credited in consolidated stockholders’ equity for each of those years, respectively (see Note 17).

(z)   New and Amended IFRS Accounting Standards

The Group adopted some amendments and improvements to certain IFRS Accounting Standards that became effective in 2023, 2022 and 2021, which did not have any significant impact on the Group’s consolidated financial statements.

Below is a list of the new and amended IFRS Accounting Standards that have been issued by the IASB and are effective for annual reporting periods beginning on January 1, 2023, 2024, and 2025.

Effective for Annual
Reporting
Periods Beginning
New or Amended IFRS Accounting Standard	Title of the IFRS Accounting Standard	On or After
Amendments to IAS 12 (1)	International Tax Reform – Pillar Two Model Rules	January 1, 2023
Amendments to IFRS 16 (1)	Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 1 (1)	Non-current Liabilities with Covenants	January 1, 2024
Amendments to IAS 7 and IFRS 7 (1)	Supplier Finance Arrangements	January 1, 2024
Amendments to IAS 21 (1)	Lack of Exchangeability	January 1, 2025
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed

(1)	This new or amended IFRS Accounting Standard is not expected to have a significant impact on the Group’s consolidated financial statements.

Amendments to IAS 12 International Tax Reform – Pillar Two Model Rules, were issued by the IASB in May 2023, to give companies temporary relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s (“OECD”) international tax reform. The OECD published the Pillar Two Model Rules in December 2021 to ensure that large multinational companies would be subject to a minimum 15% tax rate. More than 135 countries and jurisdictions representing more than 90% of global GDP have agreed to the Pillar Two Model Rules. These amendments introduce (i) a temporary exception to the accounting for deferred taxes arising from jurisdictions implementing the global tax rules. This will help to ensure consistency in the financial statements while easing into the implementation of the rules; and (ii) targeted disclosure requirements to help investors better understand a company’s exposure to income taxes arising from the reform, particularly before legislation implementing the rules is in effect. Companies can benefit from the temporary exception immediately but are required to provide the disclosures to investors for annual reporting periods beginning on or after January 1, 2023. As permitted by these amendments, beginning in the year ended December 31, 2023, the Group applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes arising from Pilar Two Model Rules, and provided the required disclosures to help users of financial statements understand the Group’s exposure to Pilar Two Model Rules (see Note 24).

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

Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements, were issued by the IASB in May 2023, to require an entity to provide additional disclosures about its supplier finance arrangements. The new requirements were developed by the IASB to provide users of financial statements with information to enable them: (a) to assess how supplier finance arrangements affect an entity’s liabilities and cash flows; and (b) to understand the effect of supplier finance arrangements on an entity’s exposure to liquidity risk and how the entity might be affected if the arrangements were no longer available to it. The amendments supplement requirements already in IFRS Standards and require a company to disclose: (i) the terms and conditions; (ii) the amount of the liabilities that are part of the arrangements, breaking out the amounts for which the suppliers have already received payment from the finance providers, and stating where the liabilities sit on the balance sheet; (iii) ranges of payment due dates; and (iv) liquidity risk information. The amendments, which affect IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures, will become effective for annual reporting periods beginning on or after January 1, 2024, with early application permitted.

Amendments to IAS 21 Lack of Exchangeability, were issued by the IASB in August 2023, to require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments will require companies to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide. The amendments, which affect IAS 21 The Effects of Changes in Foreign Exchange Rates, will become effective for annual reporting periods beginning on or after January 1, 2025, with early application permitted.

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

3.	Disposition of OCEN, TelevisaUnivision Transaction, and Spun-off Businesses

In December 2021, the Company concluded the sale of its former 40% equity stake in OCESA Entretenimiento, S.A. de C.V. (“OCEN”) to Live Nation Entertainment, Inc. (“Live Nation”) and received a payment in cash of Ps.4,806,549; recognized an account receivable of Ps.364,420 in connection with a 7% retention of the total amount of the transaction to cover OCEN potential operating losses, if any, for a period of time following closing; and accounted for a related pretax gain of Ps.4,547,029 as other income in its consolidated statement of income for the year ended December 31, 2021. In the second quarter of 2022, Live Nation paid to the Company the holdback amount of Ps.364,420, and a purchase price adjustment of Ps.35,950 in connection with this transaction (see Note 22).

On April 13, 2021, the Company and Univision Holdings, Inc. (“UHI”) announced a transaction agreement (the “Transaction Agreement”) in which the Group’s content and media assets would be combined with Univision Holdings II, Inc. (“UH II,” the successor company of UHI), and the Group would continue to participate in UH II, with an equity stake of approximately 45% following the closing of the transaction. The Group would also retain ownership of its Cable, Sky and Other Businesses segments, as well as the main real estate associated with the production facilities, the broadcasting concessions and transmission infrastructure in Mexico. The Group would contribute to UH II the net assets specified in the Transaction Agreement, including, subject to certain exceptions, its Content business, for a total value of U.S.$4,500 million, comprised of U.S.$3,000 million in cash, U.S.$750 million in common stock of UH II and U.S.$750 million in preferred stock of UH II, with an annual dividend of 5.5%. In connection with this transaction, UH II would receive all assets, intellectual property and library related to the News division of the Group’s Content business but would outsource production of news content for Mexico to a company owned by the Azcárraga family. The combination was approved by each of the Board of Directors of the Company, the Board of Directors of UHI, and the Stockholders of the Company in the first half of 2021. The transaction was subject to customary closing conditions, including receipt of regulatory approvals in primarily in the United States and Mexico, among others. On September 14, 2021, the Mexican Institute of Telecommunications (Instituto Federal de Telecomunicaciones or “IFT”) announced its approval of this transaction. On January 24, 2022, the Company and UH II announced that all required regulatory approvals for the transaction had been already received by that date. On January 31, 2022, the Group, TelevisaUnivision (formerly known as UH II) and other parties closed the TelevisaUnivision Transaction, and the Group recognized an income from disposition of discontinued operations in the aggregate amount of Ps.93,066,741 in its consolidated statement of income for the year ended December 31, 2022, comprising a consideration in cash received from TelevisaUnivision in the aggregate amount of U.S.$2,971.3 million (Ps.61,214,741), a consideration in common and preferred stock of TelevisaUnivision, in the aggregate amount of U.S.$1,500.0 million (Ps.30,912,000), and a cash consideration received from Tritón Comunicaciones, S.A. de C.V. (“Tritón”) a company of the Azcárraga family, in the amount of Ps.940,000, related to the rights for the production of news content for Mexico. Also, in connection with the TelevisaUnivision Transaction, the Group (i) began to present and disclose the results of operations of its disposed businesses as discontinued operations in its consolidated statements of income for any comparative prior period and for the month ended January 31, 2022; (ii) recognized a net gain (loss) on disposition of discontinued operations of Ps.56,065,530 and Ps.(1,943,647), for the years ended December 31, 2022 and 2021, respectively; and (iii) recognized as deferred revenue a prepayment made by TelevisaUnivision in the aggregate amount of U.S.$276.2 million (Ps.5,729,377), for the use of concession rights owned by the Group, which was classified as current and non-current liabilities in the Group’s consolidated statement of financial position (see Notes 2, 10, 20, 26 and 28).

On October 27, 2022, the Board of Directors of the Company approved a proposal to separate from the Group certain businesses that were part of its Other Businesses segment, including its fútbol operations, the Azteca Stadium, the gaming operations, and publishing and distribution of magazines, as well as certain related assets and liabilities (the “Spun-off Businesses”). On April 26, 2023, the Company’s stockholders approved this proposal. On January 31, 2024, this proposal was carried out through the Spin-off, creating a new controlling entity, Ollamani, S.A.B. (“Ollamani”), that holds the Spun-off Businesses, and has the same shareholding structure as the Company. On February 12, 2024, the Group and Ollamani obtained all of the required corporate and regulatory authorizations for the Spin-off. As of December 31, 2023, the Group continued to present the Spun-off Businesses as part of the Group’s Other Businesses segment and their results of operations as part of the Group’s continuing operations, as the required regulatory approvals had not been obtained as of that date, and those approvals were considered substantive (see Notes 26 and 29).

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

Management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, entities in the Group use forward contracts. In compliance with the procedures and controls established by the Risk Management Committee, in 2023 and 2022, the Group entered into certain derivative transactions with certain financial institutions in order to manage its exposure to market risks resulting from changes in interest rates and foreign currency exchange rates. The objective in managing foreign currency fluctuations is to reduce earnings and cash flow volatility.

Foreign Currency Position

The foreign currency position of monetary items of the Group at December 31, 2023, was as follows:

	Foreign
	Currency
	Amounts	Year-End
	(Thousands)	Exchange Rate		Mexican Pesos
Assets:
U.S. dollars	1,367,231	Ps.	16.9325	Ps.	23,150,639
Euros	31,976		18.7219		598,651
Swiss francs	1,891		20.1657		38,133
Other currencies	—		—		3,383

Liabilities:
U.S. dollars (1)	3,996,913	Ps.	16.9325	Ps.	67,677,729
Euros	18,087		18.7219		338,623
Swiss francs	142		20.1657		2,864
Other currencies	—		—		854

The foreign currency position of monetary items of the Group at December 31, 2022, was as follows:

	Foreign
	Currency
	Amounts	Year-End
	(Thousands)	Exchange Rate		Mexican Pesos
Assets:
U.S. dollars	2,372,570	Ps.	19.4760	Ps.	46,208,173
Euros	20,720		20.8878		432,795
Swiss francs	2,009		21.1275		42,445
Other currencies	—		—		3,032

Liabilities:
U.S. dollars (1)	4,411,584	Ps.	19.4760	Ps.	85,920,010
Euros	237		20.8878		4,950
Swiss francs	23,281		21.1275		491,869
Other currencies	—		—		33

(1)	As of December 31, 2023 and 2022, monetary liabilities include U.S.$2,539.5 million (Ps.43,000,795) and U.S.$2,578.5 million (Ps.50,219,558), respectively, related to long-term debt designated as a hedging instrument of the Group’s investments in TelevisaUnivision and Open-Ended Fund (see Note 14).

As of April 4, 2024, the exchange rate was Ps.16.6091 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A. or Citibanamex.

The Group is subject to the risk of foreign currency exchange rate fluctuations, resulting primarily from the net monetary position in U.S. dollars and U.S. dollar equivalent amounts of the Group’s Mexican operations, as follows (in millions of U.S. dollars):

	December 31,
	2023		2022
U.S. dollar-denominated and U.S. dollar-equivalent monetary assets, primarily cash and cash equivalents, and non-current investments in financial instruments (1)	U.S.$	1,398.5	U.S.$	2,319.9
U.S. dollar-denominated and U.S. dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, lease liabilities, and other liabilities (2) (3)		(4,010.2)		(4,428.1)
Net liability position	U.S.$	(2,611.7)	U.S.$	(2,108.2)

(1)	As of December 31, 2023 and 2022, this line includes U.S. dollar equivalent amounts of U.S. $36.0 million and U.S.$22.9 million, respectively, related to other foreign currencies, primarily Euros.
(2)	As of December 31, 2023 and 2022, this line includes U.S. dollar equivalent amounts of U.S.$20.1 million and U.S.$25.4 million, respectively, related to other foreign currencies, primarily Euros.
(3)	As of December 31, 2023 and 2022, monetary liabilities include U.S.$2,539.5 million (Ps.43,000,795) and U.S.$2,578.5 million (Ps.50,219,558), respectively, related to long-term debt designated as a hedging instrument of the Group’s investments in TelevisaUnivision and the investment in Open-Ended Fund (see Note 14).

At December 31, 2023, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of (Ps.122,159) in the consolidated statement of income. At December 31, 2022, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.915,996 in the consolidated statement of income.

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

Sensitivity and Fair Value Analysis

The sensitivity analyses that follow are intended to present the hypothetical changes in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices and the effect that they would have had on the Group’s financial instruments at December 31, 2023 and 2022. These analyses address market risk only and do not take into consideration other risks that the Group faces in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect management’s view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, the Group has made assumptions of a hypothetical change in fair value of 10% for expected near-term future changes in the United States interest rates, Mexican interest rates, inflation rates and Mexican peso to U.S. dollar exchange rate. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that the Group will incur.

								Difference between
								Fair Value and
								Carrying Amount
								Assuming a
					Difference between			Hypothetical
					Fair Value and			10% Increase in
December 31, 2023	Carrying Amount		Fair Value		Carrying Amount			Fair Value
Assets:
Long-term loan and interest receivable from GTAC	Ps.	948,549	Ps.	953,423	Ps.	4,874	Ps.	100,216
Open-Ended Fund		674,451		674,451		—		—
Publicly traded equity instruments		1,912,150		1,912,150		—		—
Derivative financial instruments (1)		251,738		251,738		—		—

Liabilities(2) (3):
U.S. dollar-denominated debt:
Senior Notes due 2025		3,715,634		3,762,228		46,594		422,817
Senior Notes due 2026		3,512,139		3,465,533		(46,606)		299,947
Senior Notes due 2032		5,079,750		5,969,062		889,312		1,486,218
Senior Notes due 2040		10,159,500		10,701,611		542,111		1,612,272
Senior Notes due 2045		13,387,004		11,542,810		(1,844,194)		(689,913)
Senior Notes due 2046		14,893,353		14,913,906		20,553		1,511,944
Senior Notes due 2049		11,191,163		10,035,228		(1,155,935)		(152,412)
Peso-denominated debt:
Notes due 2027		4,500,000		4,233,150		(266,850)		156,465
Senior Notes due 2037		4,500,000		4,026,060		(473,940)		(71,334)
Senior Notes due 2043		6,225,690		4,064,130		(2,161,560)		(1,755,147)
Long-term loans payable to Mexican banks		12,650,000		12,789,686		139,686		1,418,655
Lease liabilities		7,291,550		7,334,492		42,942		776,391

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

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. Group treasury invests surplus cash in interest bearing current accounts, time deposits, money market deposits and marketable securities, choosing investments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts. At December 31, 2023 and 2022, the Group held cash and cash equivalents of Ps.32,586,352 and Ps.51,130,992, respectively (see Note 6).

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

	Less Than 12 Months		12-36 Months		36-60 Months		Maturities
	January 1, 2024 to		January 1, 2025 to		January 1, 2027 to		Subsequent to
	December 31, 2024		December 31, 2026		December 31, 2028		December 31, 2028		Total
At December 31, 2023
Debt (1)	Ps.	10,000,000	Ps.	9,877,773	Ps.	4,500,000	Ps.	65,436,460	Ps.	89,814,233
Lease liabilities		1,280,932		2,551,747		1,660,370		1,798,501		7,291,550
Trade and other liabilities		20,436,012		—		—		2,604,527		23,040,539
Interest on debt (2)		4,116,602		9,358,169		7,967,272		51,916,580		73,358,623
Interest on lease liabilities		598,223		942,270		607,096		630,669		2,778,258

	Less Than 12 Months		12-36 Months		36-60 Months		Maturities
	January 1, 2023 to		January 1, 2024 to		January 1, 2026 to		Subsequent to
	December 31, 2023		December 31, 2025		December 31, 2027		December 31, 2027		Total
At December 31, 2022
Debt (1)	Ps.	1,000,000	Ps.	15,188,796	Ps.	12,992,800	Ps.	77,053,789	Ps.	106,235,385
Lease liabilities		1,373,233		2,902,742		2,752,640		1,340,457		8,369,072
Trade and other liabilities		28,107,852		531,617		173,898		2,237,215		31,050,582
Interest on debt (2)		5,259,796		12,024,064		10,041,317		66,654,473		93,979,650
Interest on lease liabilities		641,423		1,093,813		732,818		666,139		3,134,193

(1)	The amounts of debt are disclosed on a principal amount basis (see Note 14).
(2)	Interest to be paid in future years on outstanding debt as of December 31, 2023 and 2022, based on contractual interest rates and exchange rates as of that date.

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

(a)   Goodwill and Other Indefinite-lived Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are reviewed for impairment at least annually. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant CGU and the fair value less cost to sell.

The recoverable amount of each of the CGUs has been determined based on the higher of value in use and fair value less costs to disposal calculations. These calculations require the use of estimates, which include management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each CGU, long-term growth rates and discount rates based on weighted average cost of capital, among others.

There were no goodwill and other indefinite-lived intangible assets impairments recorded in 2023 and 2022. See Note 2 (b) and (l) for disclosure regarding concession intangible assets.

(b)   Long-lived Assets

The Group presents certain long-lived assets other than goodwill and indefinite-lived intangible assets in its consolidated statement of financial position. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Recoverability is analyzed based on projected cash flows. Estimates of future cash flows involve considerable judgment on the part of management. These estimates are based on historical data, future revenue growth, anticipated market conditions, management plans, and assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions were modified because of changes in economic or legal circumstances, the Group could recognize a write-off or write-down or accelerate the amortization schedule related to the carrying amount of these assets (see Notes 2 (m), 13 and 22). The Group has not recorded any significant impairment charges during any of the years presented herein.

(c)   Deferred Income Taxes

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

(d)   Financial Assets Measured at Fair Value

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

6.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2023 and 2022, consisted of:

	2023		2022
Cash and bank accounts	Ps.	2,316,842	Ps.	2,041,883
Short-term investments (1)		30,269,510		49,089,109
Total cash and cash equivalents	Ps.	32,586,352	Ps.	51,130,992

(1) Highly liquid investments with an original maturity of three months or less at the date of acquisition.

7.	Trade Accounts Receivable, Net

Current trade accounts receivable, net as of December 31, 2023 and 2022, consisted of:

	2023		2022
Trade accounts receivable	Ps.	9,905,609	Ps.	10,489,336
Allowance for expected credit losses		(1,774,151)		(2,032,034)
	Ps.	8,131,458	Ps.	8,457,302

Non-current trade receivables as of December 31, 2023 and 2022, amounted to Ps.428,701 and Ps.438,376, respectively, and consisted of non-current trade accounts receivable in our Cable Segment.

As of December 31, 2023 and 2022, the aging analysis of the current trade accounts receivable that were past due is as follows:

	2023		2022
1 to 90 days	Ps.	1,748,442	Ps.	2,350,853
91 to 180 days		1,062,010		1,066,211
More than 180 days		1,593,684		1,811,592

The carrying amounts of the Group’s trade accounts receivable denominated in other than peso currencies are as follows:

	2023		2022
U.S. dollar	Ps.	330,912	Ps.	338,123
Other currencies		660		6,077
At December 31	Ps.	331,572	Ps.	344,200

Changes in the allowance for expected credit losses of trade accounts receivable were as follows:

	2023		2022
At January 1	Ps.	(2,032,034)	Ps.	(3,361,658)
Expected credit losses		(1,063,651)		(1,189,594)
Write-off of receivables		1,321,534		1,576,375
Reclassifications		—		(40,018)
Disposed operations		—		982,861
At December 31	Ps.	(1,774,151)	Ps.	(2,032,034)

The maximum exposure to credit risk of the trade accounts receivable as of December 31, 2023 and 2022 is the carrying amount of each class of receivables (see Note 4).

8.	Transmission Rights

At December 31, 2023 and 2022, transmission rights and programming consisted of:

	2023		2022
Transmission rights	Ps.	2,366,784	Ps.	1,911,126
Non-current portion of:
Transmission rights		641,154		1,022,782
Current portion of transmission rights	Ps.	1,725,630	Ps.	888,344

Transmission rights charged to consolidated cost of revenues for the years ended December 31, 2023, 2022 and 2021, amounted to Ps.1,372,309, Ps.1,285,592 and Ps.1,872,797, respectively (see Note 21).

9.	Investments in Financial Instruments

At December 31, 2023 and 2022, the Group had the following investments in financial instruments:

	2023		2022
Equity instruments measured at FVOCIL:
Open-Ended Fund (1)	Ps.	674,451	Ps.	773,209
Publicly traded equity instruments (2)		1,912,150		2,611,053
		2,586,601		3,384,262
Other		—		5,223
	Ps.	2,586,601	Ps.	3,389,485

(1)	The Group has an investment in an Open-Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets, all of which are measured at fair value, and subtracting all of the fund liabilities and dividing the result by the total number of issued shares.
(2)	Their fair value of publicly traded equity instruments is determined by using quoted market prices at the measurement date.

A roll forward of investments in financial assets at FVOCIL for the years ended December 31, 2023 and 2022 is presented as follows:

			Publicly Traded
	Open-Ended		Equity
	Fund (1)		Instruments		Total
At January 1, 2023	Ps.	773,209	Ps.	2,611,053	Ps.	3,384,262
Change in fair value in other comprehensive loss		(98,758)		(698,903)		(797,661)
At December 31, 2023	Ps.	674,451	Ps.	1,912,150	Ps.	2,586,601

			Publicly Traded
	Open-Ended		Equity		Other Equity
	Fund (1)		Instruments		Instruments		Total
At January 1, 2022	Ps.	945,176	Ps.	3,517,711	Ps.	1,607,969	Ps.	6,070,856
Disposition of investments		-		-		(1,607,969)		(1,607,969)
Change in fair value in other comprehensive loss		(171,967)		(906,658)		—		(1,078,625)
At December 31, 2022	Ps.	773,209	Ps.	2,611,053	Ps.	—	Ps.	3,384,262

(1)	The foreign exchange loss derived from the investment in the Open-Ended Fund for the years ended December 31, 2023 and 2022, respectively, was hedged by a foreign exchange gain derived from Senior Notes of the Company designated as hedging instruments for the years ended December 31, 2023 and 2022, respectively, in the amount of Ps.98,017 and Ps.114,046, respectively (see Notes 14 and 23).

The maximum exposure to credit risk of the investments in financial instruments as of December 31, 2023 and 2022 is the carrying amounts of the financial assets (see Note 4).

10.	Investments in Associates and Joint Ventures

At December 31, 2023 and 2022, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of
	December 31,
	2023	2022	2023		2022
Associates:
TelevisaUnivision and subsidiaries	43.7%	44.4%	Ps.	42,326,344	Ps.	49,446,349
Other				50,277		51,864
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. and subsidiaries (collectively “GTAC”) (1)	33.3%	33.3%		844,728		750,169
Periódico Digital Sendero, S.A.P.I. de C.V. and subsidiary (collectively, “PDS”) (2)	50.0%	50.0%		206,289		202,567
			Ps.	43,427,638	Ps.	50,450,949

(1)	GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. and a subsidiary of Megacable, S.A. de C.V. have an equal equity participation of 33.3%. A subsidiary of the Company entered into long-term loans to provide financing to GTAC for an aggregate principal amount of Ps.1,399,017, with an annual interest of TIIE plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these long-term loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2024 and 2032. During the years ended December 31, 2023 and 2022, GTAC paid principal and interest to the Group in connection with these long-term loans in the aggregate principal amount of Ps.178,914 and Ps.146,386, respectively. The net investment in GTAC as of December 31, 2023 and 2022, included amounts receivable in connection with these long-term loans to GTAC in the aggregate amount of Ps.948,549 and Ps.853,163, respectively. These amounts receivable are in substance a part of the Group’s net investment in this investee (see Note 15).
(2)	The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. As of December 31, 2023 and 2022, the Group’s investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837.

TelevisaUnivision

The Group accounts for its investment in common stock of TelevisaUnivision, the parent company of Univision Communications Inc. (“Univision”), under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS Accounting Standards, over TelevisaUnivision operations. The Group has the ability to exercise significant influence over the operating and financial policies of TelevisaUnivision because (i) it owned 9,290,999 shares of Class A Common Stock shares of TelevisaUnivision as of December 31, 2023 and 2022, and 750,000 Series B Preferred shares of TelevisaUnivision as of December 31, 2023 and 2022 representing 43.7% and 44.4% of the outstanding common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision), respectively, and 44.4% and 45.1% of the outstanding voting common shares TelevisaUnivision, as of December 31, 2023 and 2022, respectively; and (ii) it has designated four members of the Board of Directors of TelevisaUnivision, one of which serves as the Chairman. The Chairman does not presently have a tie-breaking vote or other similar power in connection with any decisions of the Board. The governing documents of TelevisaUnivision provide for a 11-member Board of Directors; however, the Board of Directors currently consists of 10 members, and the Group has the right to appoint one additional member. Until January 31, 2022, the Group was also a party to a Program Licensing Agreement (“PLA”), as amended, with Univision, pursuant to which Univision had the right to broadcast certain Televisa content in the United States, and to another program license agreement pursuant to which the Group had the right to broadcast certain Univision content in Mexico.

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

On January 31, 2022, the Group increased its investment in shares of TelevisaUnivision in the aggregate fair value amount of U.S.$1,500 million (Ps.30,912,000) comprised 3,589,664 Class A Common Stock shares of TelevisaUnivision, in the amount of U.S.$750 million (Ps.15,456,000), and 750,000 Series B Cumulative Convertible Preferred Stock shares (“Series B Preferred Shares”) of TelevisaUnivision, with an annual preferred dividend of 5.5% payable on a quarterly basis, in the amount of U.S.$750 million (Ps. 15,456,000). The Series B Preferred Shares are entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of TelevisaUnivision. The investment in Series B Preferred Shares of TelevisaUnivision has been classified by the Group as investments in associates and joint ventures because this investment has in substance potential voting rights and gives access to the returns associated with an ownership in TelevisaUnivision. In connection with this investment, the Group received from TelevisaUnivision a preferred dividend in cash in the aggregate amount of U.S.$41.3 million (Ps.716,905) and U.S.$37.8 million (Ps.752,556) for the year ended December 31, 2023 and 2022, respectively, which was accounted for in share of income of associates in the Group’s consolidated statement of income for those periods.

In conjunction with the TelevisaUnivision Transaction, and other observable indications that the value of the Group’s net investment in TelevisaUnivision increased significantly during 2022 (including internal valuations of the recoverable amount of TelevisaUnivision), in the second quarter of 2022, the Group’s management assessed whether there was any indication that the remaining impairment loss recognized by the Group in the first quarter of 2020 for its net investment in shares of TelevisaUnivision might no longer exist or might have decreased. As a result of this assessment, the Group’s management concluded that there had been a change in the estimates used to determine the recoverable amount of the Group’s net investment in TelevisaUnivision since the last impairment loss was recognized, and the carrying amount of such net investment was increased to an amount lower than its recoverable amount. The reversal of the remaining impairment loss amounted to U.S.$29.5 million (Ps.593,838) and was recognized in share of income of associates and joint ventures in the Group’s consolidated statement of income for the year ended December 31, 2022. The Group recognized a share in loss of TelevisaUnivision for the years ended December 31, 2023 and 2022, primarily in connection with a goodwill impairment adjustment recognized by TelevisaUnivision in the fourth quarter of 2023 and 2022 (see Notes 2 (a), 3, 20, 23 and 28).

In March and December 2023, the Group recognized a dilution loss resulting from a decrease in its share in TelevisaUnivision from 44.4% to 44.0%, and from 44.0% to 43.7%, respectively, on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision).

A roll forward of investments in associates and joint ventures for the years ended December 31, 2023 and 2022, is presented as follows:

	2023		2022
At January 1	Ps.	50,450,949	Ps.	26,704,235
Reversal of impairment loss		—		593,838
Share of loss of associates and joint ventures, net		(4,803,533)		(8,724,643)
Share of other comprehensive income of associates		4,278,531		4,245,546
Long-term loans granted to GTAC, net		155,062		166,223
Foreign currency translation adjustments		(6,585,695)		(3,261,758)
GTAC payments of principal and interest		(178,914)		(146,386)
Dividends from PDS		(8,000)		(10,000)
Consideration in common and preferred stock of TelevisaUnivision (see Notes 3 and 28)		—		30,912,000
Other		119,238		(28,106)
At December 31	Ps.	43,427,638	Ps.	50,450,949

IFRS Summarized Financial Information of TelevisaUnivision

IFRS summarized financial information of TelevisaUnivision as of December 31, 2023 and 2022, respectively (amounts in thousands of U.S. dollars):

	2023		2022
Current assets (include cash and cash equivalents for U.S.$220,900 and U.S.$538,600, respectively)	U.S.$	2,751,600	U.S.$	2,444,700
Non-current assets		15,426,900		15,764,400
Total assets		18,178,500		18,209,100
Current liabilities (include financial liabilities for U.S.$46,200 and U.S.$60,100, respectively)		1,780,400		1,405,000
Non-current liabilities (include financial liabilities for U.S.$479,900 and U.S.$628,100, respectively)		13,229,000		13,600,800
Total liabilities		15,009,400		15,005,800
Total net assets	U.S.$	3,169,100	U.S.$	3,203,300

The table below reconciles the summarized financial information of TelevisaUnivision to the carrying amount of the Group’s interest TelevisaUnivision as of December 31, 2023 and 2022, respectively (amounts in thousands of U.S. dollars):

	2023		2022
Ownership as of December 31		43.7%		44.4%
Group’s share of net assets	U.S.$	1,384,364	U.S.$	1,423,488
Group’s share of net assets	Ps.	23,440,738	Ps.	27,723,859
Goodwill, purchase price allocation and other adjustments		18,885,606		21,722,490
Carrying amount of the Group’s interest in TelevisaUnivision	Ps.	42,326,344	Ps.	49,446,349

IFRS summarized financial information of TelevisaUnivision for the years ended December 31, 2023, 2022 and 2021 (amounts in thousands of U.S. dollars):

	2023		2022		2021
Revenue	U.S.$	4,928,000	U.S.$	4,609,600	U.S.$	2,841,000
Depreciation and amortization		570,700		524,300		251,500
Interest income		100,300		11,400		400
Interest expense		716,800		610,300		420,387
(Expense) income from continuing operations		(513,000)		(1,203,200)		550,128
Income tax (expense) benefit		(129,200)		(232,400)		36,872
Net (loss) income		(642,200)		(1,435,600)		587,000
Other comprehensive income		535,400		471,113		32,000
Total comprehensive (loss) income		(106,800)		(964,487)		619,000
Preferred dividends received from TelevisaUnivision		41,250		37,812		—

The table below reconciles the summarized financial information of TelevisaUnivision to the carrying amount of the Group´s interest in TelevisaUnivision for the years ended December 31, 2023, 2022 and 2021 (amounts in thousands of U.S. dollars):

	2023		2022		2021
Net (loss) income	U.S.$	(280,533)	U.S.$	(637,955)	U.S.$	208,638
Other comprehensive income		233,880		209,354		11,374

Net (loss) income	Ps.	(4,940,904)	Ps.	(12,555,817)	Ps.	4,232,441
Other comprehensive income		4,278,446		4,245,660		232,773
Purchase price allocation and other adjustments:
Net income (loss) adjustments		128,148		3,790,887		(4,834,744)
Group’s interest in UHI:
Net loss		(4,812,756)		(8,764,930)		(602,303)
Other comprehensive income		4,278,446		4,245,660		232,773
Reversal of impairment		—		593,838		4,161,704

Combined condensed balance sheet information related to the Group’s share in associates other than TelevisaUnivision as of December 31, 2023 and 2022, including adjustments made by the Group when using the equity method, such as fair value adjustments made at the time of acquisition, is set forth below:

	2023		2022
Current assets	Ps.	17,809	Ps.	17,896
Non-current assets		47,657		39,213
Total assets		65,466		57,109
Current liabilities		12,487		26,952
Non-current liabilities		25,704		1,295
Total liabilities		38,191		28,247
Net assets		27,275		28,862
Goodwill, purchase price allocation and other adjustments		23,002		23,002
Carrying amount of the Group’s interest in associates	Ps.	50,277	Ps.	51,864

Combined condensed balance sheet information related to the Group’s share in joint ventures as of December 31, 2023 and 2022, including adjustments made by the Group when using the equity method, such as fair value adjustments made at the time of acquisition, is set forth below:

	2023		2022
Current assets	Ps.	178,846	Ps.	181,740
Non-current assets		937,841		796,426
Total assets		1,116,687		978,166
Current liabilities		96,005		101,167
Non-current liabilities		1,032,051		891,263
Total liabilities		1,128,056		992,430
Net liabilities	Ps.	(11,369)	Ps.	(14,264)
Goodwill, purchase price allocation and other adjustments		113,837		113,837
Long-term loans granted to GTAC, net		948,549		853,163
Carrying amount of the Group’s interest in joint ventures	Ps.	1,051,017	Ps.	952,736

The Group recognized its share of comprehensive income (loss) of associates and joint ventures other than TelevisaUnivision (formerly known as UH II, the successor company of UHI) for the years ended December 31, 2023, 2022 and 2021, as follows:

	2023		2022		2021
Share of income of associates and joint ventures, net	Ps.	9,223	Ps.	40,287	Ps.	111,629
Share of other comprehensive income of associates and joint ventures:
Foreign currency translation adjustments, net		—		—		58
Other items of comprehensive income (loss), net		85		(114)		12,883
		85		(114)		12,941
Share of comprehensive income of associates and joint ventures	Ps.	9,308	Ps.	40,173	Ps.	124,570

11.	Property, Plant and Equipment, Net, and Investment Property, Net

Property, Plant and Equipment, Net

Changes in the carrying amounts of property, plant and equipment for the years ended December 31, 2023 and 2022, are as follows:

															Construction
	Buildings		Technical		Satellite		Furniture		Transportation		Computer		Leasehold		and Projects
	and Land		Equipment		Transponders		and Fixtures		Equipment		Equipment		Improvements		in Progress (1)		Total
Cost:
January 1, 2022	Ps.	15,202,600	Ps.	172,795,206	Ps.	6,026,094	Ps.	1,298,803	Ps.	3,407,907	Ps.	9,514,099	Ps.	3,728,496	Ps.	14,535,546	Ps.	226,508,751
Additions		3,329		13,978,378		—		35,064		118,028		201,745		23,279		2,955,564		17,315,387
Dismantling cost		—		195,304		—		—		—		—		—		—		195,304
Retirements and reclassifications to other accounts		(91,077)		(6,171,083)		—		(148,546)		(523,397)		(558,400)		(331,212)		974,880		(6,848,835)
Transfers from intangibles assets, net		—		—		—		—		—		—		—		(502,017)		(502,017)
Transfers investment property		(3,867,138)		—		—		—		—		—		—		—		(3,867,138)
Transfers and reclassifications		226,903		5,900,361		—		29,147		24,357		84,970		128,544		(6,394,282)		—
Effect of translation		(15,030)		(148,110)		—		(41)		(148)		(655)		(47)		1,086		(162,945)
December 31, 2022		11,459,587		186,550,056		6,026,094		1,214,427		3,026,747		9,241,759		3,549,060		11,570,777		232,638,507
Additions		1,247		11,569,757		—		11,260		50,953		232,867		27,842		2,814,090		14,708,016
Dismantling cost		—		5,536		—		—		—		—		—		—		5,536
Retirements and reclassifications to other accounts		(224,357)		(4,592,708)		—		(1,724)		(130,966)		(14,512)		(25,292)		828,399		(4,161,160)
Transfers from intangibles assets, net		—		—		—		—		—		—		—		(602,197)		(602,197)
Transfers investment property		(268)		—		—		—		—		—		—		—		(268)
Transfers and reclassifications		378,264		4,682,990		—		38,053		18,735		223,467		323,662		(5,665,171)		—
Effect of translation		4,974		(421,510)		—		(124)		(1,642)		(1,515)		(617)		4,594		(415,840)
December 31, 2023	Ps.	11,619,447	Ps.	197,794,121	Ps.	6,026,094	Ps.	1,261,892	Ps.	2,963,827	Ps.	9,682,066	Ps.	3,874,655	Ps.	8,950,492	Ps.	242,172,594

Accumulated depreciation:
January 1, 2022	Ps.	(5,543,209)	Ps.	(115,601,703)	Ps.	(4,253,483)	Ps.	(777,003)	Ps.	(2,165,903)	Ps.	(7,397,072)	Ps.	(2,848,252)	Ps.	—	Ps.	(138,586,625)
Depreciation of the year		(211,805)		(16,063,925)		(282,414)		(93,462)		(210,362)		(495,891)		(221,854)		—		(17,579,713)
Retirements		252,367		3,520,999		—		70,413		406,901		215,279		182,517		—		4,648,476
Transfers investment property		993,973		—		—		—		—		—		—		—		993,973
Effect of translation		2,248		118,584		—		36		82		784		47		—		121,781
December 31, 2022		(4,506,426)		(128,026,045)		(4,535,897)		(800,016)		(1,969,282)		(7,676,900)		(2,887,542)		—		(150,402,108)
Depreciation of the year		(357,525)		(16,085,521)		(282,414)		(84,874)		(199,009)		(405,514)		(219,376)		—		(17,634,233)
Retirements		291,328		3,041,980		—		1,462		78,311		5,385		3,708		—		3,422,174
Transfers investment property		(83,260)		—		—		—		—		—		—		—		(83,260)
Effect of translation		(543)		371,712		—		96		361		1,588		195		—		373,409
December 31, 2023	Ps.	(4,656,426)	Ps.	(140,697,874)	Ps.	(4,818,311)	Ps.	(883,332)	Ps.	(2,089,619)	Ps.	(8,075,441)	Ps.	(3,103,015)	Ps.	—	Ps.	(164,324,018)

Carrying amount:
January 1, 2022	Ps.	9,659,391	Ps.	57,193,503	Ps.	1,772,611	Ps.	521,800	Ps.	1,242,004	Ps.	2,117,027	Ps.	880,244	Ps.	14,535,546	Ps.	87,922,126
December 31, 2022	Ps.	6,953,161	Ps.	58,524,011	Ps.	1,490,197	Ps.	414,411	Ps.	1,057,465	Ps.	1,564,859	Ps.	661,518	Ps.	11,570,777	Ps.	82,236,399
December 31, 2023	Ps.	6,963,021	Ps.	57,096,247	Ps.	1,207,783	Ps.	378,560	Ps.	874,208	Ps.	1,606,625	Ps.	771,640	Ps.	8,950,492	Ps.	77,848,576

(1)	Retirements and reclassifications to other accounts include: (i) set-up box refurbishment projects that are subsequently reclassified to inventory in order to be assigned or sold to a customer; and (ii) projects in progress related to certain costs that are reclassified to programming when a specific program benefits from those costs.

Depreciation charges are presented in Note 21. Depreciation charged to income for the years ended December 31, 2023 and 2022, was Ps.17,634,233 and Ps.17,579,713, respectively, which included Ps.73,473, corresponding to the depreciation of discontinued operations, for the year ended December 31, 2022.

Property, plant and equipment include the following carrying amounts of technical equipment leased to subscribers in the Cable and Sky segments as of December 31, 2023 and 2022:

	2023		2022
Subscriber leased set-top equipment	Ps.	60,104,574	Ps.	54,493,281
Accumulated depreciation		(39,556,789)		(34,231,392)
	Ps.	20,547,785	Ps.	20,261,889

Property, plant and equipment include the following carrying amounts of dismantling costs (technical equipment) related to incurred obligations in the Cable segment as of December 31, 2023 and 2022:

	2023		2022
Dismantling costs	Ps.	1,138,606	Ps.	1,133,071
Accumulated depreciation		(624,549)		(522,651)
	Ps.	514,057	Ps.	610,420

Investment Property, Net

Beginning in the first quarter of 2022, in connection with the TelevisaUnivision Transaction, the Group leases some buildings and land to TelevisaUnivision under operating lease agreements. These operating lease agreements contain initial non-cancellable periods between 7 and 19 years. Subsequent renewals are negotiated with the lessee and average renewal periods are of five years. The leased buildings and land are in Mexico City and include the Group’s San Angel, Chapultepec facilities and part of the Company’s headquarters. These properties are classified as investment properties in accordance with IFRS Standards given that such properties are held by the Group primarily to earn rentals rather than for use in the production or supply of goods or services or for administrative purposes, or sale in the ordinary course of business (see Note 3).

Changes in the carrying amount of investment property for the years ended December 31, 2023 and 2022, are as follows:

	Buildings and Land
Cost:
Reclassification from property, plant and equipment in the first quarter of 2022	Ps.	3,867,138
December 31, 2022		3,867,138
Transfers investment property		268
December 31, 2023	Ps.	3,867,406

Accumulated depreciation:
Reclassification from property, plant and equipment in the first quarter of 2022	Ps.	(910,264)
Depreciation of the period		(83,709)
December 31, 2022		(993,973)
Depreciation of the period		(83,260)
December 31, 2023	Ps.	(1,077,233)

Carrying amount:
December 31, 2022	Ps.	2,873,165
December 31, 2023	Ps.	2,790,173

Depreciation charges are presented in Note 21.

As of December 31, 2023 and 2022, the fair value of the Group’s investment property amounted to Ps.9,622,031 and Ps.8,837,686, respectively, as measured by an independent appraiser who holds a recognized and relevant professional qualification and experience in the investment property being valued.

Net lease income from investment property, net of direct operating expenses amounted to Ps.325,205 and Ps.311,343,for the years ended December 31, 2023 and 2022, respectively, and was accounted for as a reduction of the Group’s corporate expense included in administrative expenses (see Note 21).

A maturity analysis of undiscounted lease payments to be received by the Group as of December 31, 2023 for buildings and land subject to operating leases is presented as follows (Thousands of U.S. dollars):

	Undiscounted
Year	Lease Payments
2024	U.S.$	22,037
2025		22,037
2026		22,037
2027		22,037
2028		22,037
Thereafter		288,944

12.	Right-of-use Assets, Net

Changes in the carrying amounts of right-of-use assets, net for the years ended December 31, 2023 and 2022, are as follows:

			Satellite		Technical		Computer
	Buildings		Transponders		Equipment		Equipment		Others		Total
Cost:
January 1, 2022	Ps.	6,289,224	Ps.	4,275,619	Ps.	1,999,573	Ps.	437,361	Ps.	321,460	Ps.	13,323,237
Additions		797,811		—		99,209		56,332		71,759		1,025,111
Retirements		(1,147,014)		—		—		(375,045)		137,786		(1,384,273)
Effect of translation		(561)		—		—		—		—		(561)
December 31, 2022		5,939,460		4,275,619		2,098,782		118,648		531,005		12,963,514
Additions		516,674		—		131,422		24,004		35,538		707,638
Retirements		(187,862)		—		(28)		(449)		(26,598)		(214,937)
Effect of translation		(2,545)		—		—		—		—		(2,545)
December 31, 2023	Ps.	6,265,727	Ps.	4,275,619	Ps.	2,230,176	Ps.	142,203	Ps.	539,945	Ps.	13,453,670

Accumulated depreciation:
January 1, 2022	Ps.	(1,715,838)	Ps.	(2,636,632)	Ps.	(1,120,776)	Ps.	(83,342)	Ps.	(162,082)	Ps.	(5,718,670)
Depreciation of the year		(610,652)		(285,041)		(135,527)		(35,986)		(89,808)		(1,157,014)
Retirements		513,267		—		335		82,289		(13,787)		582,104
Effect of translation		364		—		—		—		—		364
December 31, 2022		(1,812,859)		(2,921,673)		(1,255,968)		(37,039)		(265,677)		(6,293,216)
Depreciation of the year		(635,535)		(285,041)		(145,592)		(45,663)		(92,258)		(1,204,089)
Retirements		94,191		—		28		27		33,939		128,185
Effect of translation		1,311		—		—		—		—		1,311
December 31, 2023	Ps.	(2,352,892)	Ps.	(3,206,714)	Ps.	(1,401,532)	Ps.	(82,675)	Ps.	(323,996)	Ps.	(7,367,809)

Carrying amount:
January 1, 2022	Ps.	4,573,386	Ps.	1,638,987	Ps.	878,797	Ps.	354,019	Ps.	159,378	Ps.	7,604,567
December 31, 2022	Ps.	4,126,601	Ps.	1,353,946	Ps.	842,814	Ps.	81,609	Ps.	265,328	Ps.	6,670,298
December 31, 2023	Ps.	3,912,835	Ps.	1,068,905	Ps.	828,644	Ps.	59,528	Ps.	215,949	Ps.	6,085,861

Depreciation charges are presented in Note 21. Depreciation charged to income for the years ended December 31, 2023 and 2022, was Ps.1,204,089 and Ps.1,157,014, respectively, which included Ps.16,978, corresponding to the depreciation of discontinued operations, for the year ended December 31, 2022.

13.	Intangible Assets, Net and Goodwill

As of December 31, 2023 and 2022, intangible assets and goodwill are summarized as follows:

	2023						2022
			Accumulated						Accumulated
	Cost		Amortization		Carrying Amount		Cost		Amortization		Carrying Amount
Intangible assets and goodwill with indefinite useful lives:
Trademarks	Ps.	32,828	Ps.	—	Ps.	32,828	Ps.	32,828	Ps.	—	Ps.	32,828
Concessions		15,166,067		—		15,166,067		15,166,067		—		15,166,067
Goodwill		13,904,998		—		13,904,998		13,904,998		—		13,904,998
		29,103,893		—		29,103,893		29,103,893		—		29,103,893
Intangible assets with finite useful lives:
Trademarks		2,236,012		(2,187,698)		48,314		2,227,096		(2,115,570)		111,526
Licenses and software		16,990,167		(12,594,645)		4,395,522		15,111,644		(10,952,399)		4,159,245
Subscriber lists		8,779,649		(8,177,490)		602,159		8,791,701		(7,874,480)		917,221
Payments for concessions		5,824,365		(575,335)		5,249,030		5,824,365		(287,668)		5,536,697
Other intangible assets		3,680,220		(2,689,296)		990,924		6,252,593		(4,957,588)		1,295,005
		37,510,413		(26,224,464)		11,285,949		38,207,399		(26,187,705)		12,019,694
	Ps.	66,614,306	Ps.	(26,224,464)	Ps.	40,389,842	Ps.	67,311,292	Ps.	(26,187,705)	Ps.	41,123,587

Changes in intangible assets and goodwill with indefinite useful lives in 2023 and 2022, were as follows:

	2023
	Trademarks		Concessions		Goodwill		Total
Cost:
Balance at beginning of period	Ps.	32,828	Ps.	15,166,067	Ps.	13,904,998	Ps.	29,103,893
Retirements		—		—		—		—
Effect of translation		—		—		—		—
Balance at end of period	Ps.	32,828	Ps.	15,166,067	Ps.	13,904,998	Ps.	29,103,893

	2022
	Trademarks		Concessions		Goodwill		Total
Cost:
Balance at beginning of period	Ps.	35,242	Ps.	15,166,067	Ps.	14,036,657	Ps.	29,237,966
Retirements		(2,429)		—		(131,659)		(134,088)
Effect of translation		15		—		—		15
Balance at end of period	Ps.	32,828	Ps.	15,166,067	Ps.	13,904,998	Ps.	29,103,893

Changes in intangible assets with finite useful lives in 2023 and 2022, were as follows:

	2023
					Licenses						Other
					and		Subscriber		Payments for		Intangible
	Trademarks		Concessions		Software		Lists		Concessions		Assets		Total
Cost:
Balance at beginning of period	Ps.	2,227,096	Ps.	—	Ps.	15,111,644	Ps.	8,791,701	Ps.	5,824,365	Ps.	6,252,593	Ps.	38,207,399
Additions		8,916		—		1,481,655		—		—		379,136		1,869,707
Transfers from property, plant and equipment		—		—		602,197		—		—		—		602,197
Retirements and impairment adjustments		—		—		(165,029)		—		—		(2,943,956)		(3,108,985)
Effect of translation		—		—		(40,300)		(12,052)		—		(7,553)		(59,905)
Balance at end of period		2,236,012		—		16,990,167		8,779,649		5,824,365		3,680,220		37,510,413
Accumulated amortization:
Balance at beginning of period		(2,115,570)		—		(10,952,399)		(7,874,480)		(287,668)		(4,957,588)		(26,187,705)
Amortization of the year		(72,128)		—		(1,820,411)		(315,062)		(287,667)		(52,302)		(2,547,570)
Other amortization of the year (1)		—		—		—		—		—		(422,065)		(422,065)
Retirements and impairment adjustments		—		—		139,190		—		—		2,740,671		2,879,861
Effect of translation		—		—		38,975		12,052		—		1,988		53,015
Balance at end of period		(2,187,698)		—		(12,594,645)		(8,177,490)		(575,335)		(2,689,296)		(26,224,464)
	Ps.	48,314	Ps.	—	Ps.	4,395,522	Ps.	602,159	Ps.	5,249,030	Ps.	990,924	Ps.	11,285,949

	2022
					Licenses						Other
					and		Subscriber		Payments for		Intangible
	Trademarks		Concessions		Software		Lists		Concessions		Assets		Total
Cost:
Balance at beginning of period	Ps.	2,227,096	Ps.	553,505	Ps.	14,831,874	Ps.	8,806,951	Ps.	5,825,559	Ps.	5,446,636	Ps.	37,691,621
Additions		—		—		965,046		—		—		842,137		1,807,183
Transfers from property, plant and equipment		—		—		502,017		—		—		—		502,017
Retirements and impairment adjustments		—		(553,505)		(1,206,643)		(10,386)		(1,194)		(118)		(1,771,846)
Transfers and reclassifications		—		—		35,921		—		—		(35,921)		—
Effect of translation		—		—		(16,571)		(4,864)		—		(141)		(21,576)
Balance at end of period		2,227,096		—		15,111,644		8,791,701		5,824,365		6,252,593		38,207,399
Accumulated amortization:
Balance at beginning of period		(2,043,442)		(553,505)		(9,672,946)		(7,574,668)		—		(4,829,145)		(24,673,706)
Amortization of the year		(72,128)		—		(1,640,543)		(315,062)		(287,668)		(103,469)		(2,418,870)
Other amortization of the year (1)		—		—		—		—		—		(353,232)		(353,232)
Retirements and impairment adjustments		—		553,505		610,038		10,386		—		63,074		1,237,003
Transfers and reclassifications		—		—		(264,968)		—		—		264,968		—
Effect of translation		—		—		16,020		4,864		—		216		21,100
Balance at end of period		(2,115,570)		—		(10,952,399)		(7,874,480)		(287,668)		(4,957,588)		(26,187,705)
	Ps.	111,526	Ps.	—	Ps.	4,159,245	Ps.	917,221	Ps.	5,536,697	Ps.	1,295,005	Ps.	12,019,694

(1)	Other amortization of the year relates primarily to amortization of soccer player rights, which is included in consolidated cost of revenues.

Amortization charges are presented in Note 21. Amortization charged to income for the years ended December 31, 2023 and 2022, was Ps.2,547,570 and Ps.2,418,870, respectively, which included Ps.31,423, corresponding to the amortization of discontinued operations, for the year ended December 31, 2022. Additional amortization charged to income for the years ended December 31, 2023 and 2022, was Ps.422,065 and Ps.353,232, respectively, primarily in connection with amortization of soccer player rights.

The changes in the net carrying amount of goodwill, indefinite-lived trademarks and concessions for the year ended December 31, 2023 and 2022, were as follows:

							Foreign
	Balance as of						Currency						Balance as of
	January 1,						Translation		Impairment				December 31,
	2023		Acquisitions		Retirements		Adjustments		Adjustments		Transfers		2023
Goodwill:
Cable	Ps.	13,794,684	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	13,794,684
Others (1)		110,314		—		—		—		—		—		110,314
	Ps.	13,904,998	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	13,904,998

Indefinite-lived trademarks:
Cable	Ps.	32,828	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	32,828
	Ps.	32,828	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	32,828

Indefinite-lived concessions:
Cable	Ps.	15,070,025	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,070,025
Sky		96,042		—		—		—		—		—		96,042
	Ps.	15,166,067	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,166,067

(1)Through January 31, 2022, this goodwill was part of the Group’s former Content business.

							Foreign
	Balance as of						Currency						Balance as of
	January 1,						Translation		Impairment				December 31,
	2022		Acquisitions		Retirements		Adjustments		Adjustments		Transfers		2022
Goodwill:
Cable	Ps.	13,794,684	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	13,794,684
Others (1)		241,973		—		(131,659)		—		—		—		110,314
	Ps.	14,036,657	Ps.	—	Ps.	(131,659)	Ps.	—	Ps.	—	Ps.	—	Ps.	13,904,998

Indefinite-lived trademarks (see Note 3):
Cable	Ps.	32,813	Ps.	—	Ps.	—	Ps.	15	Ps.	—	Ps.	—	Ps.	32,828
Other Businesses		2,429		—		(2,429)		—		—		—		—
	Ps.	35,242	Ps.	—	Ps.	(2,429)	Ps.	15	Ps.	—	Ps.	—	Ps.	32,828

Indefinite-lived concessions (see Note 3):
Cable	Ps.	15,070,025	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,070,025
Sky		96,042		—		—		—		—		—		96,042
	Ps.	15,166,067	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,166,067

(1)Through January 31, 2022, this goodwill was part of the Group’s former Content business.

The key assumptions used for either fair value or value in use calculations of goodwill and intangible assets in 2023, were as follows (see Note 15):

	Cable
	Minimum	Maximum
Value in use calculations:
Long-term growth rate	3.70%	3.70%
Discount rate	11.40%	12.20%
Pre-tax discount rate	13.30%	16.00%
Fair value calculations:
Multiple of sales	2.0	2.8
Multiple of EBITDA (as defined)	6.1	7.4

The key assumptions used for either fair value or value in use calculations of goodwill and intangible assets in 2022, were as follows (see Note 15):

	Cable
	Minimum	Maximum
Value in use calculations:
Long-term growth rate	4.90%	4.90%
Discount rate	11.50%	12.30%
Pre-tax discount rate	13.20%	15.30%
Fair value calculations:
Multiple of sales	2.0	2.9
Multiple of EBITDA (as defined)	5.5	7.1

Management has identified that a reasonably possible change in the key assumptions identified above could cause the carrying amount to exceed in 2023 the recoverable amount of one of the five CGUs with indefinite-life intangible assets tested for impairment. The change required for the carrying amount to equal the recoverable amount is a 4.8% decrease in the multiple of EBITDA (equivalent to a 480 basis point change) or a 2.4% decrease in the multiple of sales (equivalent to a 240 basis point change).

Management has identified that a reasonable possible change in the key assumptions identified above could cause the carrying amount to exceed in 2022 the recoverable amount of one of the five CGUs with indefinite-life intangible assets tested for impairment. The change required for the carrying amount to equal the recoverable amount is a 1.2% increase in the discount rate (equivalent to a 120 basis point change) or a 1.6% decrease in the long-term growth rate (equivalent to a 160 basis point change).

As described in Note 2 (l), in 2020, the Company’s management estimated the remaining useful life of four years for acquired trademarks in specific locations of Mexico, in connection with the migration to an internally developed trademark in the Group’s Cable segment.

In the fourth quarter of 2017, the Company’s management reviewed the useful life of certain Group’s television concessions accounted for as intangible assets in conjunction with the payment made in 2018 for renewal of concessions expiring in 2021, which amount was determined by the IFT before the renewal date (see Note 2 (b)). Based on such review, the Group classified these concessions as intangible assets with a finite useful life and began to amortize the related net carrying amount of Ps.553,505 in a period ended December 31, 2021. Amortization of these concessions with a finite useful life amounted to Ps.110,701 for each of the years ended December 31, 2021.

14.	Debt and Lease Liabilities

Debt and lease liabilities outstanding as of December 31, 2023 and 2022, were as follows:

	2023									2022
	Effective	Interest				Finance		Principal, Net		Principal, Net
	Interest Rate	Payable		Principal		Costs		of Finance Costs		of Finance Costs
U.S. dollar Senior Notes:
6.625% Senior Notes due 2025 (1)	7.60%	Ps.	61,540	Ps.	3,715,634	Ps.	(61,080)	Ps.	3,654,554	Ps.	5,142,689
4.625% Senior Notes due 2026 (1)	5.03%		87,260		3,512,139		(7,218)		3,504,921		5,828,311
8.5% Senior Notes due 2032 (1)	9.00%		131,932		5,079,750		(37,153)		5,042,597		5,826,463
6.625% Senior Notes due 2040 (1)	7.05%		306,619		10,159,500		(146,908)		10,012,592		11,577,854
5% Senior Notes due 2045 (1)	5.39%		96,684		13,387,004		(471,739)		12,915,265		16,997,261
6.125% Senior Notes due 2046 (1)	6.47%		457,874		14,893,353		(130,002)		14,763,351		17,418,690
5.250% Senior Notes due 2049 (1)	5.59%		58,754		11,191,163		(319,790)		10,871,373		13,402,350
Total U.S. dollar debt			1,200,663		61,938,543		(1,173,890)		60,764,653		76,193,618

Mexican peso debt:
8.79% Notes due 2027 (2)	8.84%		98,888		4,500,000		(11,628)		4,488,372		4,488,597
8.49% Senior Notes due 2037 (1)	8.94%		49,879		4,500,000		(16,245)		4,483,755		4,489,547
7.25% Senior Notes due 2043 (1)	7.92%		43,883		6,225,690		(64,543)		6,161,147		6,451,645
Bank loans (3)	12.76%		90,686		10,000,000		(12,068)		9,987,932		9,967,243
Bank loans (Sky) (4)	12.41%		22,767		2,650,000		—		2,650,000		3,650,000
Total Mexican peso debt			306,103		27,875,690		(104,484)		27,771,206		29,047,032
Total debt (5)			1,506,766		89,814,233		(1,278,374)		88,535,859		105,240,650
Less: Current portion of long-term debt			1,506,766		10,000,000		(12,068)		9,987,932		1,000,000
Long-term debt, net of current portion		Ps.	—	Ps.	79,814,233	Ps.	(1,266,306)	Ps.	78,547,927	Ps.	104,240,650

									2023		2022
Lease liabilities:
Satellite transponder lease agreement (6)								Ps.	1,994,437	Ps.	2,807,184
Telecommunications network lease agreement (7)									573,761		608,250
Other lease liabilities (8)									4,723,352		4,953,638
Total lease liabilities									7,291,550		8,369,072
Less: Current portion									1,280,932		1,373,233
Lease liabilities, net of current portion								Ps.	6,010,618	Ps.	6,995,839

(1)	The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$3,658 million and U.S.$3,958 million as of December 31, 2023 and 2022, respectively, and Ps.10,725,690 and Ps.11,000,000 as of December 31, 2023 and 2022, respectively, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046 and 2049, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The terms of these Senior Notes contain covenants that limit the ability of the Company and certain restricted subsidiaries, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 and 2049, are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”). In March 2022, the Company completed a partial redemption of U.S.$200 million aggregate principal amount of its 6.625% Senior Notes due 2025, in the aggregate amount of U.S.$221.3 million, including U.S.$220.9 million of the applicable redemption price and U.S.$0.4 million of accrued and unpaid interest on the redemption date. In August 2022, the Company concluded a tender offer to purchase in cash a principal amount of U.S.$133.6 million of its 6.625% Senior Notes due 2025, U.S.$110.6 million of its 5.000% Senior Notes due 2045, and U.S.$47.8 million of its 5.250% Senior Notes due 2049, for an aggregate principal amount of U.S.$292.0 million. The aggregate tender consideration paid amounted to U.S.$294.8 million plus U.S.$5.5 million of accrued and unpaid interest on the settlement date. In the first, second and third quarter of 2023, the Company repurchased a portion of its outstanding Senior Notes due 2043 in the aggregate principal amount of Ps.274,310 and recognized a gain on extinguishment of debt in the amount of Ps.98,692, which was recognized in finance expense, net, in the Group’s consolidated statement of income for the year ended December 31, 2023. In August 2023, the Company concluded tender offers to purchase for cash a portion of its Senior Notes due 2025, 2026, 2045, 2046 and 2049, in the principal amount of U.S.$47.0 million, U.S.$92.6 million, U.S.$98.7 million, U.S.$20.4 million and U.S.$41.3 million, respectively, for an aggregate principal amount of U.S.$300.0 million. The Company paid for these tender offers cash in the aggregate amount of U.S.$274.9 million (Ps.4,718,251), plus related premiums of U.S.$6.2 million (Ps.106,505) and recognized a gain on extinguishment of debt in the amount of U.S.$18.9 million (Ps.324,512), which was recognized in finance expense, net, in the Group’s consolidated statement of income for the year ended December 31, 2023. In the second and third quarters of 2023, the Company repurchased a portion of its outstanding Senior Notes due 2043 in the aggregate principal amount of Ps.274,310, the Company paid for this repurchase an aggregate cash amount of Ps.174,785, plus related accrued interest of Ps.6,946, and recognized a gain on extinguishment of debt in the amount of Ps.92,579, which was recognized in finance expense, net, in the Group’s consolidated statement of income for the year ended December 31, 2023 (see Note 23).
(2)	In 2017, the Company issued Notes (“Certificados Bursátiles”) due 2027, through the BMV in the aggregate principal amount of Ps.4,500,000, with interest payable semi-annually at an annual rate of 8.79%. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The terms of the Notes due 2027 contain covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions.

(3)	In February and March 2022, the Company prepaid all of its outstanding long-term bank loans with original maturities between 2022 and 2023, in the aggregate principal amount of Ps.6,000,000 and paid related accrued interest in the aggregate amount of Ps.37,057. In July 2019, the Company entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000,000. The funds from this loan were used for general corporate purposes, including the refinancing of the Company’s indebtedness. This loan bears interest payable on a monthly basis at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio. The credit agreement of this syndicated loan requires the maintenance of financial ratios related to indebtedness and interest expense.
(4)	In March 2016, Sky entered into long-term credit agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities between 2021 and 2023, and interest payable on a monthly basis with an annual interest rate in the range of 7.0% and 7.13%. In 2020 and 2021, Sky prepaid a portion of these loans in the aggregate principal amount of Ps.4,500,000. In December 2021, Sky entered into long-term credit agreement with a Mexican Bank in the aggregate principal amount of Ps.2,650,000, with interest payable on a monthly basis and maturity in December 2026, which included a Ps.1,325,000 loan with an annual interest rate of 8.215% and a Ps.1,325,000 loan with an annual interest rate of 28-day TIIE plus 90 basis points. The funds from these loans were used for general corporate purposes, including the prepayment of Sky´s indebtedness. Under the terms of this credit agreement, Sky is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with a restrictive covenant on spin-offs, mergers and similar transactions. In March 2023, upon the maturity of loans with two Mexican banks, Sky repaid the remaining portions of these loans in the aggregate principal amount of Ps.1,000,000 with (i) available cash on hand in the amount of Ps.600,000 and (ii) funds from a revolving credit facility in the principal amount of Ps.400,000, plus interest payable on a monthly basis at the annual interest rate of TIIE plus 0.85% with a maturity in 2028.
(5)	Principal amount of total debt as of December 31, 2022, is presented net of unamortized finance costs in the aggregate amount of Ps.994,735.
(6)	In March 2010, Sky entered into a lease agreement with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) by which Sky is obligated to pay at an annual interest rate of 7.30%, a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years; or (b) the date IS-21 is taken out of service (see Note 12).
(7)	Lease agreement entered into by a subsidiary of the Company and GTAC for the right to use certain capacity of a telecommunications network through 2030 (see Note 20).
(8)	Lease liabilities recognized beginning on January 1, 2019, under IFRS 16 Leases, in the aggregate amount of Ps.4,723,352 and Ps.4,953,638, as of December 31, 2023 and 2022, respectively. These lease liabilities have terms which will expire at various dates between 2024 and 2051.

As of December 31, 2023 and 2022, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group’s investment in TelevisaUnivision and Open-Ended Fund (hedged items), were as follows (see Notes 2 (e) and 4):

	December 31, 2023				December 31, 2022
	Millions of		Thousands of		Millions of		Thousands of
Hedged Items	U.S. Dollars		Mexican Pesos		U.S. Dollars		Mexican Pesos
Investment in shares of TelevisaUnivision (net investment hedge)	U.S.$	2,499.7	Ps.	42,326,344	U.S.$	2,538.8	Ps.	49,446,349
Open-Ended Fund (foreign currency fair value hedge)		39.8		674,451		39.7		773,209
Total	U.S.$	2,539.5	Ps.	43,000,795	U.S.$	2,578.5	Ps.	50,219,558

The foreign exchange gain or loss derived from the Company’s U.S. dollar denominated long-term debt designated as a hedge, for the years ended December 31, 2023 and 2022, is analyzed as follows (see Notes 9 and 23):

Foreign Exchange Gain or Loss Derived from Senior Notes Designated as Hedging Instruments	2023		2022
Recognized in:
Comprehensive gain	Ps.	6,683,712	Ps.	3,375,804
Total foreign exchange gain derived from hedging Senior Notes	Ps.	6,683,712	Ps.	3,375,804
Offset against:
Foreign currency translation loss derived from the hedged net investment in shares of TelevisaUnivision	Ps.	(6,585,695)	Ps.	(3,261,758)
Foreign exchange loss derived from the hedged Open-Ended Fund		(98,017)		(114,046)
Total foreign currency translation and foreign exchange loss derived from hedged assets	Ps.	(6,683,712)	Ps.	(3,375,804)

Maturities of Debt and Lease Liabilities

Debt maturities for the years subsequent to December 31, 2023, are as follows:

			Unamortized
	Nominal		Finance Costs
2024	Ps.	10,000,000	Ps.	12,068
2025		3,715,634		61,080
2026		6,162,139		7,218
2027		4,500,000		11,628
2032		5,079,750		37,153
Thereafter		60,356,710		1,149,227
	Ps.	89,814,233	Ps.	1,278,374

Future minimum payments under lease liabilities for the years subsequent to December 31, 2023, are as follows:

2024	Ps.	1,879,155
2025		1,765,091
2026		1,728,925
2027		1,475,744
2028		791,723
Thereafter		2,429,170
		10,069,808
Less: Amount representing interest		(2,778,258)
	Ps.	7,291,550

A reconciliation of long-term debt and lease liabilities arising from financing activities in the Group’s consolidated statement of cash flows for the year ended December 31, 2023 and 2022, is as follows:

			Cash Flow		Non-Cash Changes
									Foreign
	Balance as of				New Debt		Net Gain of		Exchange				Balance as of
	January 1, 2023		Payments		and Leases		Prepayment		Income		Interest		December 31, 2023
Debt	Ps.	106,235,385	Ps.	(5,899,981)	Ps.	—	Ps.	(523,628)	Ps.	(9,997,543)	Ps.	—	Ps.	89,814,233
Lease liabilities		8,369,072		(1,793,602)		619,652		—		(352,172)		448,600		7,291,550
Total debt and lease liabilities	Ps.	114,604,457	Ps.	(7,693,583)	Ps.	619,652	Ps.	(523,628)	Ps.	(10,349,715)	Ps.	448,600	Ps.	97,105,783

			Cash Flow		Non-Cash Changes
									Foreign
	Balance as of				Discontinued		New Debt		Exchange				Balance as of
	January 1, 2022		Payments		Operations		and Leases		Income		Interest		December 31, 2022
Debt	Ps.	126,999,199	Ps.	(16,709,984)	Ps.	—	Ps.	—	Ps.	(4,053,830)	Ps.	—	Ps.	106,235,385
Lease liabilities		9,680,559		(1,690,311)		(485,362)		590,532		(179,817)		453,471		8,369,072
Total debt and lease liabilities	Ps.	136,679,758	Ps.	(18,400,295)	Ps.	(485,362)	Ps.	590,532	Ps.	(4,233,647)	Ps.	453,471	Ps.	114,604,457

Credit Facilities

In February 2022, the Company executed a revolving credit facility with a syndicate of banks for up to an amount equivalent to U.S.$650 million payable in Mexican pesos, which funds may be used for the repayment of existing indebtedness and other corporate purposes, with a maturity in February 2025. Under the terms of this credit facility, the Company is required to comply with certain restrictive covenants and financial coverage ratios. As of December 31, 2023, this credit facility remained unused.

In February 2023, Sky executed a revolving credit facility with a Mexican bank for up to an amount of Ps.1,000,000, which funds may be used for general corporate purposes, including the repayment of debt, with a maturity in 2028. In March 2023, Sky used funds of this revolving facility in the amount of Ps.400,000 to repay a portion of its debt, plus interest payable on a monthly basis at the annual rate of TIIE plus 0.85%. In December 2023, Sky prepaid all of its outstanding debt under this credit facility plus accrued interest in the aggregate amount of Ps.403,981. Under the terms of this revolving credit facility, Sky is required to comply with certain restrictive covenants and financial coverage ratios. As of December 31, 2023, the unused principal amount of this revolving credit facility amounted to Ps.1,000,000.

15.	Financial Instruments

The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, accounts receivable, a long-term loan receivable from GTAC, non- current investments in debt and equity securities, and in securities in the form of an open-ended fund, accounts payable, outstanding debt, lease liabilities, and derivative financial instruments. For cash and cash equivalents, accounts receivable, accounts payable, and the current portion of long-term debt and lease liabilities, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities is based on quoted market prices.

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

The carrying amount and estimated fair values of the Group’s non-derivative financial instruments as of December 31, 2023 and 2022, were as follows:

	2023				2022
	Carrying Amount		Fair Value		Carrying Amount		Fair Value
Assets:
Cash and cash equivalents	Ps.	32,586,352	Ps.	32,586,352	Ps.	51,130,992	Ps.	51,130,992
Trade accounts receivable, net		8,131,458		8,131,458		8,457,302		8,457,302
Long-term loan and interest receivable from GTAC (see Note 10)		948,549		953,423		853,163		857,006
Open-Ended Fund (see Note 9)		674,451		674,451		773,209		773,209
Publicly traded equity instruments (see Note 9)		1,912,150		1,912,150		2,611,053		2,611,053

Liabilities:
Senior Notes due 2025, 2032 and 2040	Ps.	18,954,884	Ps.	20,432,901	Ps.	22,717,196	Ps.	24,313,064
Senior Notes due 2045		13,387,004		11,542,810		17,321,136		14,975,508
Senior Notes due 2037 and 2043		10,725,690		8,090,190		11,000,000		8,087,840
Senior Notes due 2026 and 2046		18,405,492		18,379,439		23,371,200		23,287,882
Senior Notes due 2049		11,191,163		10,035,228		13,675,853		12,199,681
Notes due 2027		4,500,000		4,233,150		4,500,000		4,238,640
Long-term loans payable to Mexican banks		12,650,000		12,789,686		13,650,000		13,775,125
Lease liabilities		7,291,550		7,334,492		8,369,072		8,497,104

The carrying amounts (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of December 31, 2023 and 2022, were as follows:

			Notional
			Amount
December 31, 2023:	Carrying		(U.S. Dollars in
Derivative Financial Instruments	Amount		Thousands)		Maturity Date
Assets:
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swaps (a)	Ps.	251,738	Ps.	10,000,000	June 2024
Total assets	Ps.	251,738

			Notional
			Amount
December 31, 2022:	Carrying		(U.S. Dollars in
Derivative Financial Instruments	Amount		Thousands)		Maturity Date
Assets:
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swaps (b)	Ps.	11,237	Ps.	2,500,000	February 2023
Interest rate swaps (a)		532,344	Ps.	10,000,000	June 2024
Total assets	Ps.	543,581
Liabilities:
Derivatives not recorded as accounting hedges:
TVI’s forwards (c)	Ps.	7,650	U.S.$	27,963	January through June 2023
Empresas Cablevisión’s forwards (d)		12,047	U.S.$	38,649	January through June 2023
Sky’s forwards (e)		16,903	U.S.$	58,000	January through June 2023
Forwards (f)		34,801	U.S.$	113,388	January through June 2023
Total liabilities	Ps.	71,401

(a)	In June and July 2019 and October 2020, the Company entered into derivative transaction agreements (interest rate swaps) through June 2024, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.10,000,000 as of December 31, 2023 and 2022. Under these agreements, the Company receives monthly payments based on aggregate notional amounts of Ps.10,000,000 as of December 31, 2023 and 2022, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual weighted average fixed rate of 6.7620%. The Company has recognized the change in fair value of this transaction as an accounting hedge and recorded a cumulative or income of Ps.220,127 in other comprehensive income or loss as of December 31, 2023. In 2023, the Company recorded a gain of Ps.457,522 in consolidated other finance income or expense.
(b)	In January 2018, the Company entered into derivative transaction agreements (interest rate swaps) through February 2023, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.2,500,000. Under this transaction, the Company received monthly payments based on aggregate notional amount of Ps.2,500,000, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.7485%. The Company recognized the change in fair value of this transaction as an accounting hedge and recorded a cumulative loss of Ps.19,612 in other comprehensive income or loss as of December 31, 2022. In 2022, the Company recorded a gain of Ps.387 in consolidated other finance income or expense.
(c)	As of December 31, 2022, TVI had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$28.0 million at an average rate of Ps.20.0975. As a result of the change in fair value of these agreements in the year ended December 31, 2023, the Company recorded a loss of Ps.69,387 in consolidated other finance income or expense.
(d)	As of December 31, 2022, Empresas Cablevisión had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$38.6 million at an average rate of Ps.20.1365. As a result of the change in fair value of these agreements in the year ended December 31, 2023, the Company recorded a loss of Ps.96,208 in consolidated other finance income or expense.
(e)	As of December 31, 2022, Sky had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$58.0 million at an average rate of Ps.20.1170. As a result of the change in fair value of these agreements in the year ended December 31, 2023, the Company recorded a loss of Ps.144,811 in consolidated other finance income or expense.
(f)	As of December 31, 2022, the Company had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$113.4 million at an average rate of Ps.20.1289. As a result of the change in fair value of these agreements, in the years ended December 31, 2023 and 2022, the Company recorded a loss of Ps.281,963 and Ps.66,690 in consolidated other finance income or expense, respectively.

Fair Value Measurement

Assets and Liabilities Measured at Fair Value on a Recurring Basis

All fair value adjustments as of December 31, 2023 and 2022, represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, the Group’s financial instruments are separated into two categories: investments in financial assets at FVOCIL and derivative financial instruments.

Financial assets and liabilities measured at fair value as of December 31, 2023 and 2022:

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2023		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL:
Open-Ended Fund	Ps.	674,451	Ps.	—	Ps.	674,451	Ps.	—
Publicly traded equity instruments		1,912,150		1,912,150		—		—
Derivative financial instruments		251,738		—		251,738		—
Total	Ps.	2,838,339	Ps.	1,912,150	Ps.	926,189	Ps.	—

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2022		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL:
Open-Ended Fund	Ps.	773,209	Ps.	—	Ps.	773,209	Ps.	—
Publicly traded equity instruments		2,611,053		2,611,053		—		—
Derivative financial instruments		543,581		—		543,581		—
Total	Ps.	3,927,843	Ps.	2,611,053	Ps.	1,316,790	Ps.	—

Liabilities:
Derivative financial instruments	Ps.	71,401	Ps.	—	Ps.	71,401	Ps.	—
Total	Ps.	71,401	Ps.	—	Ps.	71,401	Ps.	—

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

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The majority of the Group’s non-financial instruments, which include the investment in shares of TelevisaUnivision, goodwill, intangible assets, inventories, transmission rights, property, plant and equipment and right-of-use assets are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur (or at least annually in the fourth quarter for goodwill and indefinite-lived intangible assets) such that a non-financial instrument is required to be evaluated for impairment, a resulting asset impairment would require that the non-financial instrument be recorded at the lower of carrying amount or its recoverable amount.

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

Certain companies in the Group have defined benefit pension plans for certain eligible executives and employees. All pension benefits are based on salary and years of service rendered.

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

The Group used actuarial assumptions to determine the present value of defined benefit obligations, as follows:

	2023	2022
Discount rate	10.4%	10.2%
Salary increase	5.2%	5.2%
Inflation rate	3.7%	3.7%

Had the discount rate of 10.4% used by the Group in 2023 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase to Ps.1,237,945 as of December 31, 2023.

Had the discount rate of 10.2% used by the Group in 2022 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase to Ps.1,314,138 as of December 31, 2022.

The reconciliation between defined benefit obligations and post-employment benefit liability in the consolidated statements of financial position as of December 31, 2023 and 2022, is presented as follows:

	As of December 31, 2023
			Seniority
	Pensions		Premiums		2023
Vested benefit obligations	Ps.	407,652	Ps.	238,295	Ps.	645,947
Unvested benefit obligations		271,570		290,011		561,581
Defined benefit obligations		679,222		528,306		1,207,528
Fair value of plan assets		436,091		38,388		474,479
Underfunded status of the plans	Ps.	243,131	Ps.	489,918	Ps.	733,049
Post-employment benefit liability	Ps.	243,131	Ps.	489,918	Ps.	733,049

	As of December 31, 2022
			Seniority
	Pensions		Premiums		2022
Vested benefit obligations	Ps.	323,414	Ps.	261,857	Ps.	585,271
Unvested benefit obligations		403,549		288,413		691,962
Defined benefit obligations		726,963		550,270		1,277,233
Fair value of plan assets		459,618		46,147		505,765
Underfunded status of the plans	Ps.	267,345	Ps.	504,123	Ps.	771,468
Post-employment benefit liability	Ps.	267,345	Ps.	504,123	Ps.	771,468

The components of net periodic pensions and seniority premiums cost for the years ended December 31, 2023 and 2022 consisted of the following:

	2023		2022
Service cost	Ps.	82,190	Ps.	94,416
Interest cost		110,925		99,889
Prior service cost for plan amendments		(64,812)		(7,070)
Interest on plan assets		(40,646)		(35,846)
Net periodic cost	Ps.	87,657	Ps.	151,389

The Group’s defined benefit obligations, plan assets, funded status and balances in the consolidated statements of financial position as of December 31, 2023 and 2022, associated with post-employment benefits, are presented as follows:

			Seniority
	Pensions		Premiums		2023		2022
Defined benefit obligations:
Beginning of year	Ps.	726,963	Ps.	550,270	Ps.	1,277,233	Ps.	3,184,365
Retirement of discontinued operation		—		—		—		(1,806,713)
Service cost		24,879		57,311		82,190		94,416
Interest cost		57,739		53,186		110,925		99,889
Benefits paid		(42,076)		(31,568)		(73,644)		(86,210)
Remeasurement of post-employment benefit obligations		(99,329)		(25,035)		(124,364)		(201,444)
Past service cost		11,046		(75,858)		(64,812)		(7,070)
End of year		679,222		528,306		1,207,528		1,277,233

Fair value of plan assets:
Beginning of year		459,618		46,147		505,765		1,270,685
Retirement of discontinued operation		—		—		—		(695,594)
Return on plan assets		36,571		4,075		40,646		35,846
Remeasurement on plan assets		(29,180)		(11,249)		(40,429)		(43,325)
Benefits paid		(30,918)		(585)		(31,503)		(61,847)
End of year		436,091		38,388		474,479		505,765
Unfunded status of the plans	Ps.	243,131	Ps.	489,918	Ps.	733,049	Ps.	771,468

The changes in the net post-employment liability in the consolidated statements of financial position as of December 31, 2023 and 2022, are as follows:

			Seniority
	Pensions		Premiums		2023		2022
Net post-employment liability at beginning of year	Ps.	267,345	Ps.	504,123	Ps.	771,468	Ps.	1,913,680
Retirement of discontinued operation		—		—		—		(1,111,119)
Net periodic cost		57,093		30,564		87,657		151,389
Remeasurement of post-employment benefits		(70,149)		(13,786)		(83,935)		(158,119)
Benefits paid		(11,158)		(30,983)		(42,141)		(24,363)
Net post-employment liability at end of year	Ps.	243,131	Ps.	489,918	Ps.	733,049	Ps.	771,468

The post-employment benefits as of December 31, 2023 and 2022, and remeasurements adjustments for the years ended December 31, 2023 and 2022, are summarized as follows:

	2023		2022
Pensions:
Defined benefit obligations	Ps.	679,222	Ps.	726,963
Plan assets		436,091		459,618
Unfunded status of plans		243,131		267,345
Remeasurements adjustments (1)		(70,149)		(113,456)

Seniority premiums:
Defined benefit obligations	Ps.	528,306	Ps.	550,270
Plan assets		38,388		46,147
Unfunded status of plans		489,918		504,123
Remeasurements adjustments (1)		(13,786)		(44,663)

(1)	On defined benefit obligations and plan assets.

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

The weighted average asset allocation by asset category as of December 31, 2023 and 2022, was as follows:

	2023	2022
Equity securities (1)	42.1%	36.1%
Fixed rate instruments	57.9%	63.9%
Total	100.0%	100.0%

(1)	Included within plan assets at December 31, 2023 and 2022, are shares of the Company held by the trust with a fair value of Ps.34,851 and Ps.23,865, respectively.

The weighted average expected long-term rate of return of plan assets of 10.42% and 10.17% were used in determining net periodic pension cost in 2023 and 2022, respectively. The rate used reflected an estimate of long-term future returns for the plan assets. This estimate was primarily a function of the asset classes (equities versus fixed income) in which the plan assets were invested and the analysis of past performance of these asset classes over a long period of time.

This analysis included expected long-term inflation and the risk premiums associated with equity investments and fixed income investments.

The following table summarizes the Group’s plan assets measured at fair value on a recurring basis as of December 31, 2023 and 2022:

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2023		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Common Stocks (1)	Ps.	34,851	Ps.	34,851	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		23,703		23,703		—		—
Money market securities (3)		238,556		238,556		—		—
Other equity securities		163,698		163,698		—		—
Total investment assets		460,808		460,808		—		—
Cash management		13,671		—		—		—
Total investment assets and cash management	Ps.	474,479	Ps.	460,808	Ps.	—	Ps.	—

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2022		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Common Stocks (1)	Ps.	23,865	Ps.	23,865	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		21,685		21,685		—		—
Money market securities (3)		255,588		255,588		—		—
Other equity securities		145,327		145,327		—		—
Total investment assets		446,465		446,465		—		—
Cash management		59,300		—		—		—
Total investment assets and cash management	Ps.	505,765	Ps.	446,465	Ps.	—	Ps.	—

(1)	Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. All common stock included in this line item relate to the Company’s CPOs.

(2)	Mutual funds consist of fixed rate instruments. These are valued at the net asset value provided by the administrator of the fund.
(3)	Money market securities consist of government debt securities, which are valued based on observable prices from the new issue market, benchmark quotes, secondary trading and dealer quotes.

The Group did not make significant contributions to its plan assets in 2023 and 2022 and does not expect to make significant contributions to its plan assets in 2024.

The weighted average duration of the defined benefit plans as of December 31, 2023 and 2022, were as follows:

	2023	2022
Seniority Premiums	9.0 years	8.7 years
Pensions	3.0 years	3.8 years

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

At December 31, 2023, shares of capital stock and CPOs consisted of (in millions):

		Repurchased	Held by a
	Authorized and	by the	Company’s
	Issued (1)	Company (2)	Trust (3)	Outstanding
Series “A” Shares	119,301.6	(687.5)	(5,172.4)	113,441.7
Series “B” Shares	55,487.3	(605.0)	(4,536.9)	50,345.4
Series “D” Shares	84,525.2	(962.5)	(3,468.0)	80,094.7
Series “L” Shares	84,525.2	(962.5)	(3,468.0)	80,094.7
Total	343,839.3	(3,217.5)	(16,645.3)	323,976.5

Shares in the form of CPOs	282,555.0	(3,217.5)	(11,593.0)	267,744.5
Shares not in the form of CPOs	61,284.3	—	(5,052.3)	56,232.0
Total	343,839.3	(3,217.5)	(16,645.3)	323,976.5
CPOs	2,415.0	(27.5)	(99.1)	2,288.4

(1)	As of December 31, 2023, the authorized and issued capital stock amounted to Ps.4,722,776 (nominal Ps.2,366,461).
(2)	In connection with a share repurchase program that was approved by the Company’s stockholders and is exercised at the discretion of management. During the year ended December 31, 2023, the Company repurchased 8,154.9 million shares, in the form of 69.7 million CPOs, in the amount of Ps.1,197,082, in connection with a share repurchase program that was approved by the Company’s stockholders. In April 2023, the Company´s stockholders approved the cancellation in May 2023 of 8,294.7 million shares of the Company’s capital stock in the form of 70.9 million CPOs, which were repurchased by the Company in 2022 and 2023.
(3)	Primarily, in connection with the Company’s LTRP described below.

A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2023 and 2022, is presented as follows (in millions):

	Series “A”	Series “B”	Series “D”	Series “L”	Shares	CPOs
	Shares	Shares	Shares	Shares	Outstanding	Outstanding
As of January 1, 2022	114,085.0	51,463.5	81,873.7	81,873.7	329,295.9	2,339.2
Acquired (1)	(717.4)	(631.3)	(1,004.3)	(1,004.3)	(3,357.3)	(28.7)
Forfeited (2)	(155.5)	(136.9)	(217.8)	(217.8)	(728.0)	(6.2)
Acquired (2)	(598.0)	(526.3)	(837.3)	(837.3)	(2,798.9)	(23.9)
Released (2)	2,136.1	1,480.7	2,355.6	2,355.6	8,328.0	67.3
As of December 31, 2022	114,750.2	51,649.7	82,169.9	82,169.9	330,739.7	2,347.7
Acquired (1)	(1,742.5)	(1,533.4)	(2,439.5)	(2,439.5)	(8,154.9)	(69.7)
Forfeited (2)	(139.4)	(122.7)	(195.2)	(195.2)	(652.5)	(5.6)
Acquired (2)	(316.9)	(278.9)	(443.6)	(443.6)	(1,483.0)	(12.7)
Released (2)	890.3	630.7	1,003.1	1,003.1	3,527.2	28.7
As of December 31, 2023	113,441.7	50,345.4	80,094.7	80,094.7	323,976.5	2,288.4

(1)	Repurchased or cancelled by the Company in connection with a share repurchase program.
(2)	Acquired, released, cancelled or forfeited by a Company’s trust in connection with the Company’s Long-Term Retention Plan described below.

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

At December 31, 2023, the restated for inflation tax value of the Company’s common stock was Ps.64,361,742. In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 18).

Long-Term Retention Plan

The Company has adopted a LTRP for the conditional sale of the Company’s capital stock to key Group officers and employees under a special purpose trust.

At the Company’s annual general ordinary stockholders’ meeting held on April 2, 2013, the Company’s stockholders approved that the number of CPOs that may be granted annually under the LTRP shall be up to 1.5% of the capital of the Company. As of December 31, 2023, approximately 28.0 million CPOs or CPO equivalents that were transferred to LTRP participants were sold in the open market during 2021, 2022 and 2023. Additional sales will continue to take place during or after 2024.

The special purpose trust created to implement the LTRP as of December 31, 2023 had approximately 137.7 million CPOs or CPO equivalents. This figure is net of approximately 52.9 million, 38.5 million and 28.6 million CPOs or CPO equivalents vested in 2021, 2022 and 2023, respectively. Of the 137.7 million CPOs or CPO equivalents approximately 68.6% are in the form of CPOs and the remaining 31.4% are in the form of Series “A”, Series “B”, Series “D” and Series “L” Shares, not in the form of CPO units. As of December 31, 2023, approximately 69.1 million CPOs or CPO equivalents were held by a Company trust and will become vested between 2024 and 2026 at prices ranging from Ps.38.32 to Ps.1.60 per CPO, which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment Operating Income Before Depreciation and Amortization, or OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

Historically, the price at which the conditional sales of the awards were made to beneficiaries was based on the lowest of (i) the closing price of the CPO on March 31 of the year of the relevant award, and (ii) the average price of the CPO during the first three months of the year of the relevant award. Beginning with the grants awarded in respect of fiscal year 2020 under the LTRP, a portion of such awards is granted at the sale price described before, and the remaining part of the relevant awards at a sale price equal to the nominal value of the CPO, which was determined at Ps.1.60 per CPO.

During the year ended December 31, 2023, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 1,483.0 million shares of the Company in the form of 12.7 million CPOs, which were acquired in the amount of Ps.172,976; and (ii) 652.5 million shares of the Company in the form of 5.6 million CPOs, in connection with forfeited rights under this Plan. Also, the trust for the LTRP released 3,353.5 million shares of the Company in the form of 28.7 million CPOs and 173.7 million Serie “A” Shares not in the form of CPOs.

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

During the year ended December 31, 2022, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 2,798.9 million shares of the Company in the form of 23.9 million CPOs, which were acquired in the amount of Ps.980,410; and (ii) 728.0 million shares of the Company in the form of 6.2 million CPOs, in connection with forfeited rights under this Plan. Also, the trust for the LTRP released 7,874.4 million shares of the Company in the form of 67.3 million CPOs, and 453.6 million Series “A” Shares not in the form of CPOs.

During the years ended December 31, 2023 and 2022, the Company made a funding for acquisition of shares in the aggregate amount of Ps.86,000 and Ps.648,242, respectively, to the trust held for the Company’s LTRP.

The Group has determined its share-based compensation expense (see Note 2 (y)), by using the BSPM at the date on which the stock was conditionally sold to certain officers and employees of the Company under the Company’s LTRP, based on the following arrangements and weighted-average assumptions:

	Long-Term Retention Plan
Arrangements:
Year of grant	2019	2020	2021	2022	2023
Number of CPOs or CPOs equivalent granted	72,558	39,200	38,800	27,500	11,600
Contractual life	2.67 years	3.00 years	3.00 years	3.00 years	3.00 years

Assumptions:
Dividend yield	0.82%	1.38%	0.94%	0.92%	2.5%
Expected volatility (1)	30.47%	35.13%	43.74%	45.75%	45.51%
Risk-free interest rate	6.88%	5.74%	5.51%	9.17%	9.05%
Expected average life of awards	2.67 years	3.00 years	3.00 years	3.00 years	3.00 years

(1)	Volatility was determined by reference to historically observed prices of the Company’s CPOs.

A summary of the stock conditionally sold to employees under the LTRP as of December 31, 2023 and 2022, is presented below (in Mexican pesos and thousands of CPOs):

	2023		2022
	CPOs or CPOs	Weighted-Average	CPOs or CPOs	Weighted-Average
	Equivalent	Exercise Price	Equivalent	Exercise Price
Long-Term Retention Plan:
Outstanding at beginning of year	170,731	30.68	176,858	31.22
Conditionally sold	11,600	9.38	27,500	10.00
Paid by employees	(1,795)	1.60	(15,047)	30.10
Forfeited	(3,638)	70.14	(18,580)	70.14
Outstanding at end of year	176,898	23.72	170,731	30.68
To be paid by employees at end of year	107,822	33.05	83,985	44.79

As of December 31, 2023 and 2022, the weighted-average remaining contractual life of the stock conditionally sold to employees under the LTRP is 1.18 years and 1.29, years respectively.

In addition to the LTRP, the Company entered into conditional sale contracts with members of its Board of Directors for 1.7 and 4.5 million CPOs in July 2022 and October 2023, respectively, with vesting periods of nine and six months, respectively, and with certain officers of the Group for 7.5 and 17.2 million CPOs in December 2021 and January 2022 respectively, with vesting periods of three years.

18.	Retained Earnings and Accumulated Other Comprehensive Income

(a)   Retained Earnings:

			Unappropriated		Net Income		Retained
	Legal Reserve		Earnings		for the Year		Earnings
Balance at January 1, 2022	Ps.	2,139,007	Ps.	80,023,355	Ps.	6,055,826	Ps.	88,218,188
Appropriation of net income relating to 2021		—		6,055,826		(6,055,826)		—
Dividends		—		(1,053,392)		—		(1,053,392)
Sale of repurchased shares		—		(3,080,729)		—		(3,080,729)
Cancellation of sale of shares		—		246,658		—		246,658
Share-based compensation		—		2,009,304		—		2,009,304
Other		—		1,650		—		1,650
Net income attributable to stockholders of the Company		—		—		44,712,180		44,712,180
Balance at December 31, 2022		2,139,007		84,202,672		44,712,180		131,053,859
Appropriation of net income relating to 2022		—		44,712,180		(44,712,180)		—
Dividends		—		(1,027,354)		—		(1,027,354)
Sale of repurchased shares		—		(692,062)		—		(692,062)
Cancellation of sale of shares		—		79,196		—		79,196
Share-based compensation		—		748,500		—		748,500
Shares cancellation		—		(1,339,107)		—		(1,339,107)
Net loss attributable to stockholders of the Company		—		—		(8,422,730)		(8,422,730)
Balance at December 31, 2023	Ps.	2,139,007	Ps.	126,684,025	Ps.	(8,422,730)	Ps.	120,400,302

In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. As of December 31, 2023 and 2022, the Company’s legal reserve amounted to Ps.2,139,007 for both years, respectively, and was classified into retained earnings in consolidated equity. As the legal reserve reached 20% of the capital stock amount, no additional increases were required in 2023, 2022 and 2021. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the Company’s stockholders.

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

In April 2023, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D” and “L” Shares, not in the form of a CPO unit, which was paid in cash in May 2023, in the aggregate amount of Ps.1,027,354.

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

As of December 31, 2023, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican income tax amounted to Ps.106,016,357.

(b)   Accumulated Other Comprehensive Income or loss:

							Exchange		Remeasurement		Derivative		Share of
					Warrants		Differences on		of Post-		Financial		Income
			Other		Exercised for		Translating		Employment		Instruments		of Associates
	Open-Ended		Equity		Common Stock		Foreign		Benefit		Cash Flow		and Joint
	Fund		Instruments (1)		of UHI (2)		Operations		Obligations		Hedges		Ventures		Income Taxes		Total
Accumulated at January 1, 2022	Ps.	1,505,142	Ps.	515,047	Ps.	(23,602,220)	Ps.	934,473	Ps.	(1,058,754)	Ps.	12,093	Ps.	109,266	Ps.	7,962,961	Ps.	(13,621,992)
Changes in other comprehensive (loss) or income		(131,957)		(906,658)		—		(124,179)		150,343		395,807		4,245,546		(830,788)		2,798,114
Accumulated at December 31, 2022		1,373,185		(391,611)		(23,602,220)		810,294		(908,411)		407,900		4,354,812		7,132,173		(10,823,878)
Changes in other comprehensive (loss) or income		(741)		(698,903)		—		(711,843)		81,616		(287,536)		4,278,531		(1,704,039)		957,085
Accumulated at December 31, 2023	Ps.	1,372,444	Ps.	(1,090,514)	Ps.	(23,602,220)	Ps.	98,451	Ps.	(826,795)	Ps.	120,364	Ps.	8,633,343	Ps.	5,428,134	Ps.	(9,866,793)

(1)	On January 31, 2022, the Group disposed of its investment in other equity instruments, in connection with the closing of the TelevisaUnivision Transaction.
(2)	On December 29, 2020, the Group exercised its former investment in warrants issued by UHI, the predecessor company of TelevisaUnivision (formerly known as UH II.), for common stock of UHI.

19.	Non-controlling Interests

Non-controlling interests as of December 31, 2023 and 2022, consisted of:

	2023		2022
Capital stock	Ps.	1,092,623	Ps.	1,099,009
Additional paid-in capital		2,970,693		2,970,693
Legal reserve		214,198		215,475
Retained earnings from prior years (1)		11,402,282		10,822,975
Net (loss) income for the year		(384,522)		571,644
Accumulated other comprehensive income (loss):
Cumulative result from foreign currency translation		108,629		155,621
Remeasurement of post-employment benefit obligations on defined benefit plans		(11,839)		(13,462)
	Ps.	15,392,064	Ps.	15,821,955

(1)	In the years ended December 31, 2023 and 2022, the Group did not pay dividends to its non-controlling interests.

Amounts of consolidated current assets, non-current assets, current liabilities and non-current liabilities of Empresas Cablevisión and Sky as of December 31, 2023 and 2022, are set forth as follows:

	Empresas Cablevisión				Sky
	2023		2022		2023		2022
Assets:
Current assets	Ps.	7,255,601	Ps.	7,461,520	Ps.	6,812,940	Ps.	6,019,166
Non-current assets		21,178,757		23,172,533		15,638,619		18,266,359
Total assets		28,434,358		30,634,053		22,451,559		24,285,525

Liabilities:
Current liabilities		5,047,055		5,176,500		3,255,555		4,183,480
Non-current liabilities		3,461,020		4,076,876		4,460,916		5,367,448
Total liabilities		8,508,075		9,253,376		7,716,471		9,550,928
Net assets	Ps.	19,926,283	Ps.	21,380,677	Ps.	14,735,088	Ps.	14,734,597

Amounts of consolidated revenues, net income and comprehensive income of Empresas Cablevisión and Sky for the years ended December 31, 2023 and 2022, are set forth as follows:

	Empresas Cablevisión				Sky
	2023		2022		2023		2022
Revenues	Ps.	15,125,879	Ps.	16,128,549	Ps.	17,585,229	Ps.	20,339,075
Net (loss) income		(882,775)		760,576		(61,224)		224,989
Comprehensive (loss) income		(878,777)		748,916		(175,719)		181,491

Amounts of consolidated summarized cash flows of Empresas Cablevisión and Sky for the years ended December 31, 2023 and 2022, are set forth as follows:

	Empresas Cablevisión				Sky
	2023		2022		2023		2022
Cash flows from operating activities	Ps.	3,205,302	Ps.	4,319,496	Ps.	4,963,930	Ps.	5,227,892
Cash flows used in investing activities		(2,824,154)		(3,406,227)		(2,589,738)		(3,934,993)
Cash flows used in financing activities		(543,845)		(590,249)		(2,104,214)		(1,233,044)
Net (decrease) increase in cash and cash equivalents	Ps.	(162,697)	Ps.	323,020	Ps.	269,978	Ps.	59,855

20.	Related Parties

The principal transactions carried out by the Group with related parties, including affiliated companies, equity investees, stockholders and entities in which stockholders have an equity interest, for the years ended December 31, 2023, 2022 and 2021, were as follows:

	2023		2022		2021
Revenues, other income and interest income:
Royalties (TelevisaUnivision) (a)	Ps.	—	Ps.	660,842	Ps.	8,548,036
Programming production and transmission rights (b)		1,516,369		1,453,875		738,650
Telecom services (c)		466,957		205,591		57,759
Administrative services (d)		78,367		115,190		7,371
Advertising (e)		1,902,307		1,854,152		10,417
Interest income (f)		685,098		618,921		49,736
Lease (i)		412,329		408,893		—
	Ps.	5,061,427	Ps.	5,317,464	Ps.	9,411,969
Costs and expenses:
Donations	Ps.	30,000	Ps.	26,229	Ps.	26,606
Advertising		266,834		297,497		—
Administrative services (d)		68,149		127,762		19,410
Technical services (g)		299,192		391,896		295,915
Programming production, transmission rights and telecom (h)		5,176,944		4,499,464		787,487
	Ps.	5,841,119	Ps.	5,342,848	Ps.	1,129,418

(a)	Through January 31, 2022, the Group received royalties from Univision for programming provided pursuant to an amended PLA, pursuant to which Univision had the right to broadcast certain Group’s content in the United States. The amended PLA was terminated by the parties on January 31, 2022, in conjunction with the TelevisaUnivision Transaction. The amended PLA and the TelevisaUnivision Transaction included a provision for certain yearly minimum guaranteed advertising, with a value of U.S.$10.6 million (Ps.180,331), U.S.$10.8 million (Ps.211,829) and U.S.$35.1 million (Ps.712,417), for the fiscal years, 2023, 2022 and 2021, respectively, to provide by Univision, at no cost, for the promotion of certain businesses of the Group’s Other Businesses segment. This advertising did not have commercial substance for the Group, as it was related to activities that were considered ancillary to Group’s normal operations in the United States (see Notes 3, 9 and 10).
(b)	Services rendered to Univision in 2023, 2022 and 2021. In 2023 and 2022 included transmission costs of concession rights owned by the Group.
(c)	Services rendered to a subsidiary of AT&T, Inc. (“AT&T”) in 2023, 2022 and 2021, and Univision in 2021.
(d)	The Group receives revenue from and is charged by affiliates for various services, such as: property and equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses. In 2023 and 2022 includes a provision of administrative services to Tritón and certain companies of TelevisaUnivision.
(e)	Advertising services rendered to Univision in 2021. In 2023 and 2022 the Cable and Sky segments received advertising revenue from TelevisaUnivision.
(f)	In 2023 and 2022, included interest income from Televisa, S. de R.L. de C.V. in connection with a long-term credit agreement with the Company, as described below, and in 2023, 2022 and 2021, interest income from GTAC.
(g)	In 2023, 2022 and 2021, Sky received services from a subsidiary of AT&T, Inc. for play-out, uplink and downlink of signals.
(h)	Paid mainly to Univision and GTAC in 2022 and 2021. The Group paid royalties to Univision for programming provided pursuant to a Mexico License Agreement, under which the Group had the right to broadcast certain Univision content in Mexico for the same term as that of the PLA. The Group paid these royalties through January 31, 2022, as a result of the TelevisaUnivision Transaction, which was closed on that date (see Notes 3, 9 and 10). It also includes payments by telecom services to GTAC in 2023, 2022 and 2021. Includes payments for transmission rights to AT&T in 2023, 2022 and 2021. Includes the cost of programming of TelevisaUnivision for the Cable and Sky segments in 2023 and 2022.
(i)	Includes operating lease agreements with certain companies of TelevisaUnivision and Tritón.

Other transactions with related parties carried out by the Group in the normal course of business include the following:

(1)	A consulting firm controlled by a relative of one of the Company’s directors, has provided consulting services and research in connection with the effects of the Group’s programming on its viewing audience. Total fees for such services during 2021 amounted to Ps.19,983.
(2)	Two Mexican banks have made loans to the Group. Some members of the Company’s Board serve or have served as Board members of these banks.
(3)	Several other current members of the Company’s Board serve as members of the Boards and/or are stockholders of other companies, some of which purchased advertising services from the Group in connection with the promotion of their respective products and services.
(4)	During 2023, 2022 and 2021, a professional services firm in which the current Secretary of the Company´s Board maintains an interest, provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.31,168, Ps.16,861 and Ps.57,925, respectively.
(5)	During 2023, 2022 and 2021, a professional services firm in which two current directors of the Company maintain an interest provided finance advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.17,068, Ps.18,021 and Ps.20,006, respectively.
(6)	In 2023, 2022 and 2021, the Group entered into contracts leasing office space directly or indirectly from certain of our directors and officers for an aggregate annual amount of Ps.32,263, Ps.25,320 and Ps.34,478, respectively.

During 2023, 2022 and 2021, the Group paid to its directors, alternate directors and officers an aggregate compensation of Ps.692,869, Ps.963,254 and Ps.1,115,354, respectively, for services in all capacities. This compensation included certain amounts related to the use of assets and services of the Group, as well as travel expenses reimbursed to directors and officers. Projected benefit obligations related to the Group’s directors, alternate directors and officers amounted to Ps.206,851, Ps.178,340 and Ps.212,310 as of December 31, 2023, 2022 and 2021, respectively. Cumulative contributions made by the Group to the pension and seniority premium plans on behalf of these directors and officers amounted to Ps.75,479, Ps.64,042 and Ps.76,241 as of December 31, 2023, 2022 and 2021, respectively. In addition, the Group has made conditional sales of the Company’s CPOs to its directors and officers under the LTRP.

In 2021, the Group established a deferred compensation plan for certain key officers of its Cable segment, which would be payable if certain revenue and income targets (as defined by the five-year plan) were met. The present value of this long-term employee benefit obligation as of December 31, 2022, amounted to Ps.337,450 and was presented in other long-term liabilities in the Group’s consolidated statement of financial position as of those dates, and the related service net cost for the years ended December 31, 2022 and 2021, amounted to Ps.129,810 and Ps.207,640, respectively, and was classified in other expense, net, in the Group’s consolidated statements of income for the years ended on those dates. In the fourth quarter of 2023, the Group’s management decided to substitute this deferred compensation plan for a compensation to key officers to be paid if specific objectives are met on an annual basis, as a part of a continuing cost reduction plan, and recognized a cancellation of the deferred compensation plan liability as other income for the year ended December 31, 2023 (see Note 22).

The balances of receivables and payables between the Group and related parties as of December 31, 2023 and 2022, were as follows:

	2023		2022
Current receivables:
Televisa, S. de R.L. de C.V. (“Televisa”) (1) (2)	Ps.	1,044,105	Ps.	22,650
Televisa Producciones, S.A. de C.V. (1)		182,218		15,535
TelevisaUnivision		125,903		136,944
Tritón Comunicaciones, S.A. de C.V.		20,136		11,140
ECO Producciones, S.A. de C.V. (1)		11,188		10,792
Cadena de las Américas, S.A. de C.V. (1)		8,273		40,186
Other		58,415		73,977
	Ps.	1,450,238	Ps.	311,224

Non-current receivables:
Televisa (1) (3)	Ps.	4,630,459	Ps.	6,365,038

Current payables:
Televisa, S. de R.L. de C.V. (1)	Ps.	497,452	Ps.	—
AT&T		29,384		40,183
TelevisaUnivision (2)		14,024		—
Desarrollo Vista Hermosa, S.A. de C.V. (1)		7,631		15,189
Other		30,532		32,952
	Ps.	579,023	Ps.	88,324

(1)	An indirect subsidiary of TelevisaUnivision.
(2)	Receivables from Televisa were related primarily to transmission rights as of December 31, 2023. Payables to Televisa were related primarily to programming services for our Cable and Sky segments.
(3)	In January 2022, Televisa, S. de R.L. de C.V. entered into a long-term credit agreement with the Company in the principal amount of Ps.5,738,832, with a fixed annual interest rate of 10.2%. Under the terms of this agreement, principal and interest are payable at maturity on April 30, 2026, and prepayments of principal can be made by debtor at any time without any penalty. As of December 31, 2023 and 2022, amounts receivable from Televisa, S. de R. L. de C.V., in connection with this long-term credit amounted to Ps.4,630,459 and Ps.6,365,038, respectively.

In connection with the TelevisaUnivision Transaction closed on January 31, 2022, the Group recognized as deferred revenue a prepayment made by TelevisaUnivision in the aggregate amount of U.S.$276.2 million (Ps.5,729,377), for the use of concession rights owned by the Group over a period ending in January 2042. The current and non-current portions of this deferred revenue amounted to Ps.287,667 and Ps.4,890,347, respectively, as of December 31, 2023, and Ps.287,667 and Ps.5,178,014, respectively, as of December 31, 2022 (see Notes 2 and 3).

All significant current account balances included in amounts due from related parties bear interest. In 2023 and 2022, the Group charged average interest rates of 12.6 % and 10.6%, respectively. Advances and receivables are short-term in nature; however, these current accounts do not have specific due dates.

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

21.	Cost of Revenues, Selling Expenses and Administrative Expenses

Cost of revenues include cost of acquired transmission rights at the moment of broadcasting, benefits to employees and post-employment benefits, network maintenance and interconnections, satellite links, paper and printing, depreciation of property, plant and equipment, leases of real estate property, and amortization of intangible assets.

Selling expenses and administrative expenses include primarily benefits to employees, sale commissions, post-employment benefits, share-based compensation to employees, depreciation of property, plant and equipment, leases of real estate property, and amortization of intangibles.

The amounts of depreciation, amortization and other amortization included in cost of revenues, selling expenses and administrative expenses for the years ended December 31, 2023, 2022 and 2021, were as follows:

	2023		2022		2021
Cost of revenues	Ps.	18,275,424	Ps.	17,918,347	Ps.	17,126,606
Selling expenses		237,581		357,681		273,479
Administrative expenses		3,378,212		3,194,636		2,982,361
Discontinued operations		—		121,874		1,365,067
	Ps.	21,891,217	Ps.	21,592,538	Ps.	21,747,513

The amounts of expenses related to IFRS 16 included in cost of revenues, selling expenses and administrative expenses for the year ended December 31, 2023 and 2022, were as follows:

	2023			2022
Expenses relating to variable lease payment not included in the measurement of the lease liability	Ps.	746,404	Ps.	639,261
Expenses relating to short-term leases and leases of low-value assets		245,752		194,016
Total	Ps.	992,156	Ps.	833,277

Expenses related to short-term employee benefits, share-based compensation and post-employment benefits and incurred by the Group for the years ended December 31, 2023, 2022 and 2021, were as follows:

	2023		2022		2021
Short-term employee benefits	Ps.	15,561,034	Ps.	15,064,471	Ps.	12,807,423
Other short-term employee benefits		795,740		1,130,535		1,711,945
Share-based compensation		748,500		968,628		903,764
Post-employment benefits		87,657		151,389		140,857
Discontinued operations		—		251,350		6,531,559
	Ps.	17,192,931	Ps.	17,566,373	Ps.	22,095,548

22.	Other Income or Expense, Net

Other (expense) income for the years ended December 31, 2023, 2022 and 2021, is analyzed as follows:

	2023		2022		2021
Dismissal severance expense (1)	Ps.	(1,034,797)	Ps.	(126,695)	Ps.	(194,187)
Expense related to Hurricane “Otis” (2)		(329,721)		—		—
Legal and financial advisory and professional services (3)		(265,310)		(218,731)		(191,609)
Impairment adjustments (4)		(69,467)		—		(97,293)
Donations (see Note 20)		(30,000)		(27,233)		(2,000)
Gain on disposition of property and equipment		54,362		76,579		38,665
Cancellation of a deferred compensation plan liability (5)		337,450		(129,810)		(207,640)
Interest income for recovery of Asset Tax from prior years		315,778		—		—
Surcharges for payments of taxes of prior years (6)		—		—		(400,641)
Gain on disposition of OCEN (7)		—		35,950		4,547,029
Lawsuit settlement agreement, net (8)		—		(425,762)		—
Other, net		154,886		137		223,913
	Ps.	(866,819)	Ps.	(815,565)	Ps.	3,716,237

(1)	Included severance expense in connection with dismissals of personnel, primarily in the Group´s Cable segment for the year ended December 31, 2023, as a part of a continued cost reduction plan.
(2)	In 2023, includes non-recurring expense related to damage caused by Hurricane “Otis”.
(3)	Includes primarily advisory and professional services in connection with certain litigation, financial advisory, and other matters (see Notes 3 and 20).
(4)	In 2023 and 2021, included impairment adjustments in connection with long-lived assets in the Group’s Other Business and Cable segments (see Note 13).
(5)

In 2022 and 2021, included the service cost of a long-term deferred compensation plan for certain officers of the Group’s Cable segment, which payment became payable when certain financial targets (as defined in the plan) were met. In the fourth quarter of 2023, the Group recognized as other income a cancellation of the related deferred compensation plan liability (see Note 20).

(6)	In 2021, included surcharges for taxes paid by three subsidiaries of the Company in connection with tax assessments of prior years.
(7)

In 2022, included a gain derived from a purchase price adjustment paid to the Company on disposal of OCEN. In 2021, included a gain on disposition of the former Group’s 40% equity stake in OCEN (see Note 3).

(8)

In the fourth quarter 2022, the Company announced a settlement agreement for a class action lawsuit and recognized an expense of U.S.$21.5 million (Ps.425,762) resulting from a related provision for the amount to be paid by the Company, net of an expected insurance reimbursement (see Note 27).

23.	Finance Expense, Net

Finance (expense) income, net, for the years ended December 31, 2023, 2022 and 2021, included:

	2023		2022		2021
Interest expense (1)	Ps.	(7,654,334)	Ps.	(9,455,578)	Ps.	(9,105,998)
Other finance expense, net (2)		(134,847)		(110,739)		(1,183,180)
Foreign exchange loss, net (4)		(216,056)		(1,790,956)		(2,188,861)
Finance expense		(8,005,237)		(11,357,273)		(12,478,039)
Interest income (3)		3,307,454		2,151,109		560,026
Finance income		3,307,454		2,151,109		560,026
Finance expense, net	Ps.	(4,697,783)	Ps.	(9,206,164)	Ps.	(11,918,013)

(1)

Interest expense for the years ended December 31, 2023, 2022 and 2021 included: (i) interest related to lease liabilities that were recognized beginning on January 1, 2019, in accordance with the guidelines of IFRS 16 Leases, in the aggregate amount of Ps.448,600, Ps.450,454 and Ps.431,419, respectively; (ii) interest related to satellite transponder lease agreement and other lease agreement that were recognized in the aggregate amount of Ps.202,864, Ps.257,938 and Ps.275,371, respectively; (iii) interest related to dismantling obligations incurred primarily in connection with the Group’s Cable segment networks, in the aggregate amount of Ps.61,762, Ps.123,209 and Ps.48,624, respectively; and (iv) amortization of finance costs in the aggregate amount of Ps.74,556, Ps.292,189 and Ps.179,212, respectively; and finance (income) or expense related to repurchase and prepayment of long-term debt in the aggregate amount of Ps.(423,204) and Ps.490,430, for the years ended December 31, 2023 and 2022, respectively (see Notes 2 and 14).

(2)	Other finance income or expense, net, included fair value gain or loss from derivative financial instruments (see Note 15).
(3)	This line item included primarily interest income from cash equivalents.
(4)	Foreign exchange gain or loss, net, for the years ended December 31, 2023, 2022 and 2021 included a foreign exchange gain or loss that resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary asset or liability position, excluding designated hedging long-term debt of the Group’s investments in TelevisaUnivision and Open-Ended Fund (see Notes 2(e), 4 and 14). The exchange rate of the Mexican peso against the U.S. dollar was of Ps.16.9325, Ps.19.4760 and Ps.20.5031, as of December 31, 2023, 2022 and 2021, respectively.

24.	Income Taxes

The income tax (expense) benefit for the years ended December 31, 2023, 2022 and 2021, was comprised of:

	2023		2022		2021
Income taxes, current (1)	Ps.	(1,981,365)	Ps.	(2,384,491)	Ps.	(1,356,052)
Income taxes, deferred		(696,880)		3,611,953		(317,002)
	Ps.	(2,678,245)	Ps.	1,227,462	Ps.	(1,673,054)

(1)	The current income tax of Mexican companies payable in Mexico represented 96%, 90% and 96% of total current income taxes in 2023, 2022 and 2021, respectively.

The Mexican corporate income tax rate was 30% in 2023, 2022 and 2021.

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

The income tax payable as of December 31 2022, in connection with the 2014 Tax Reform, was as follows:

	2022
Tax losses of subsidiaries, net	Ps.	183,256
Less: Current portion (a)		183,256
Non-current portion (b)	Ps.	—

(a)	Accounted for as current income taxes payable in the consolidated statement of financial position as of December 31, 2022.
(b)	Accounted for as non-current income taxes payable in the consolidated statement of financial position as of December 31, 2022.

The following items represent the principal differences between income taxes computed at the statutory rate and the Group’s provision for income taxes.

	%	%	%
	2023	2022	2021
Statutory income tax rate	(30)	(30)	30
Differences between accounting and tax bases, including tax inflation gain that is not recognized for accounting purposes	15	15	20
Taxes from prior years	33	2	—
Tax loss carryforwards	3	(6)	4
2014 Tax Reform	—	1	—
Foreign operations	10	7	(1)
Disposition of investments	—	—	(3)
Share of loss in associates and joint ventures, net	20	13	6
Reversal of impairment loss in investment in shares of TelevisaUnivision	—	(2)	(8)
Discontinued operations	—	(10)	—
Recovery of asset tax from prior years	(7)	—	—
Effective income tax rate	44	(10)	48

The Group has recognized the benefits from tax loss carryforwards of Mexican companies in the Group as of December 31, 2023 and 2022. The years of expiration of tax loss carryforwards as of December 31, 2023, are as follows:

	Tax Loss
	Carryforwards
	for Which
	Deferred Taxes
Year of Expiration	Were Recognized
2024	Ps.	148,035
2025		3,436,175
2026		331,580
2027		525,216
2028		1,929,730
Thereafter		10,829,813
	Ps.	17,200,549

As of December 31, 2023, tax loss carryforwards of Mexican companies in the Group for which deferred tax assets were not recognized amounted to Ps.6,258,224 and will expire between 2024 and 2033.

During 2023, 2022 and 2021, certain Mexican subsidiaries utilized operating tax loss carryforwards in the amounts of Ps.1,656,195, Ps.11,944,218 and Ps.2,618,821, respectively.

In addition, the Group has capital tax loss carryforwards derived from the disposal in 2014 of its former investment in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”) in the amount of Ps.15,593,785. As of December 31, 2023, tax loss carryforwards derived from this disposal for which deferred tax assets were recognized amounted to Ps.15,593,785 and will expire in 2025.

As of December 31, 2023, tax loss carryforwards of subsidiaries in South America, the United States and Europe amounted to Ps.1,846,848, of which Ps.1,311,207 have no expiration date, and the remaining will expire between 2024 and 2037.

The deferred income taxes as of December 31, 2023 and 2022, were principally derived from the following temporary differences and tax loss carryforwards:

	2023		2022
Assets:
Accrued liabilities	Ps.	3,115,699	Ps.	4,312,485
Allowance for expected credit losses		606,257		607,773
Customer advances		1,583,352		2,335,751
Property, plant and equipment, net		4,643,270		3,923,889
Financial expenses pending tax deduction		1,112,726		1,040,210
Tax loss carryforwards:
Operating		4,014,487		4,552,116
Capital (1)		5,823,813		5,564,452

Liabilities:
Investments		(722,530)		(700,285)
Prepaid expenses and other items		(476,430)		(1,589,317)
Derivative financial instruments		(44,618)		(130,879)
Intangible assets and transmission rights		(2,842,087)		(2,642,515)
Deferred income tax assets of Mexican companies		16,813,939		17,273,680
Deferred income tax assets of certain foreign subsidiaries		335,651		246,813
Deferred income tax assets, net	Ps.	17,149,590	Ps.	17,520,493

(1)	Includes the benefit from tax loss carryforwards derived from the disposal in 2014 of the Group’s investment in GSF, in the amount of Ps.4,678,136 and Ps.4,469,799, as of December 31, 2023 and 2022, respectively.

The deferred tax assets are from tax jurisdictions in which the Group considers that based on financial projections of its cash flows, results of operations, and synergies among companies in the Group, will generate taxable income in subsequent periods.

The gross roll-forward of deferred income tax assets, net, is as follows:

	2023		2022
At January 1	Ps.	17,520,493	Ps.	30,962,539
Statement of income (charge) credit		(696,880)		3,611,953
Other comprehensive income (“OCI”) credit		270,973		145,406
Retained earnings credit		55,004		—
Discontinued operations		—		(9,410,332)
Disposed operations		—		(7,789,073)
At December 31	Ps.	17,149,590	Ps.	17,520,493

The roll-forward of deferred income tax assets and liabilities for the year 2023, was as follows:

			Credit
			(Charge) to
			Consolidated		Credit
			Statement of		(Charge)
			Income		to OCI and
	At January 1,		(Continuing		Retained		At December 31,
	2023		Operations)		Earnings		2023
Assets:
Accrued liabilities	Ps.	4,312,485	Ps.	(1,196,786)	Ps.	—	Ps.	3,115,699
Allowance for expected credit losses		607,773		(1,516)		—		606,257
Customer advances		2,335,751		(752,399)		—		1,583,352
Property, plant and equipment, net		3,923,889		719,381		—		4,643,270
Financial expenses pending tax deduction		1,040,210		72,516		—		1,112,726
Tax loss carryforwards		10,116,568		(278,268)		—		9,838,300
Deferred income tax assets of foreign subsidiaries		246,813		88,838		—		335,651

Liabilities:
Investments		(700,285)		(287,142)		264,897		(722,530)
Prepaid expenses and other items		(1,589,317)		1,138,068		(25,181)		(476,430)
Derivative financial instruments		(130,879)		—		86,261		(44,618)
Intangible assets and transmission rights		(2,642,515)		(199,572)		—		(2,842,087)
Deferred income tax assets, net	Ps.	17,520,493	Ps.	(696,880)	Ps.	325,977	Ps.	17,149,590

The roll-forward of deferred income tax assets and liabilities for the year 2022, was as follows:

			Credit
			(Charge) to		(Charge) to
			Consolidated		Consolidated		Credit
			Statement of		Statement of		(Charge)
			Income		Income		to OCI and		Disposed
	At January 1,		(Continuing		(Discontinued		Retained		Operations		At December 31,
	2022		Operations)		Operations)		Earnings		(see Note 3)		2022
Assets:
Accrued liabilities	Ps.	7,123,452	Ps.	(2,810,967)	Ps.	—	Ps.	—	Ps.	—	Ps.	4,312,485
Allowance for expected credit losses		946,559		(338,786)		—		—		—		607,773
Customer advances		1,854,424		1,283,170		(801,843)		—		—		2,335,751
Derivative financial instruments		615		(615)		—		—		—		—
Property, plant and equipment, net		3,704,746		219,143		—		—		—		3,923,889
Prepaid expenses and other items		2,572,342		1,094,494		(1,569,159)		(47,436)		(2,050,241)		—
Financial expenses pending tax deduction		1,941,726		(901,516)		—		—		—		1,040,210
Tax loss carryforwards		11,401,851		1,349,105		(2,634,388)		—		—		10,116,568
Deferred income tax assets of foreign subsidiaries		218,983		27,830		—		—		—		246,813
Tax Credit		5,738,832		—		—		—		(5,738,832)		—

Liabilities:
Investments		(1,733,507)		969,922		(248,284)		311,584		—		(700,285)
Prepaid expenses and other items		—		(1,589,317)		—		—		—		(1,589,317)
Derivative financial instruments		—		(12,137)		—		(118,742)		—		(130,879)
Intangible assets and transmission rights		(2,807,484)		4,321,627		(4,156,658)		—		—		(2,642,515)
Deferred income tax assets, net	Ps.	30,962,539	Ps.	3,611,953	Ps.	(9,410,332)	Ps.	145,406	Ps.	(7,789,073)	Ps.	17,520,493

The tax (charge) credit relating to components of other comprehensive income (loss), is as follows:

	2023
			Tax (Charge)
	Before Tax		Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	83,935	Ps.	(25,181)	Ps.	58,754
Exchange differences on translating foreign operations		(758,835)		(1,975,708)		(2,734,543)
Derivative financial instruments cash flow hedges		(287,536)		86,261		(201,275)
Open-Ended Fund		(741)		222		(519)
Other equity instruments		(698,903)		209,671		(489,232)
Share of income of associates and joint ventures		4,278,531		—		4,278,531
Other comprehensive income	Ps.	2,616,451	Ps.	(1,704,735)	Ps.	911,716
Current tax			Ps.	(1,975,708)
Deferred tax				270,973
			Ps.	(1,704,735)

	2022
			Tax (Charge)
	Before Tax		Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	158,119	Ps.	(47,436)	Ps.	110,683
Exchange differences on translating foreign operations		(143,156)		(978,527)		(1,121,683)
Derivative financial instruments cash flow hedges		395,807		(118,742)		277,065
Open-Ended Fund		(131,957)		39,587		(92,370)
Other equity instruments		(906,658)		271,997		(634,661)
Share of income of associates and joint ventures		4,245,546		—		4,245,546
Other comprehensive income	Ps.	3,617,701	Ps.	(833,121)	Ps.	2,784,580
Current tax			Ps.	(978,527)
Deferred tax				145,406
			Ps.	(833,121)

	2021
			Tax (Charge)
	Before Tax		Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	279,825	Ps.	(83,947)	Ps.	195,878
Exchange differences on translating foreign operations		92,555		151,555		244,110
Derivative financial instruments cash flow hedges		1,927,601		(578,280)		1,349,321
Open-Ended Fund		(19,718)		5,915		(13,803)
Other equity instruments		(123,359)		37,008		(86,351)
Share of income of associates and joint ventures		245,714		—		245,714
Other comprehensive income	Ps.	2,402,618	Ps.	(467,749)	Ps.	1,934,869
Current tax			Ps.	151,555
Deferred tax				(619,304)
			Ps.	(467,749)

The Group does not recognize deferred income tax liabilities related to its investments in certain associates and joint ventures, as either (i) the Group is able to control the timing of the reversal of temporary differences arising from these investments, and it is probable that these temporary differences will not reverse in the foreseeable future or (ii) no temporary difference arises due to the application of Mexican income tax law. As of December 31, 2023 and 2022, the unrecognized deferred tax liabilities in connection with the Group’s investment in PDS amounted to an aggregate of Ps.46,647 and Ps.43,628, respectively.

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

The Economic Plan for 2023 and for 2024 did not include any changes to the Mexican Income Tax Law, the Mexican Value Added Tax Law or the Mexican Federal Tax Code. In the Federal Income Law for 2023 and for 2024 approved by the Mexican Congress, the withholding income tax rate applicable to the payments of interest made by Mexican financial entities was increased from 0.08% to 0.15% for 2023 and from 0.15% to 0.50% for 2024.

Developments in International Taxation

In 2021, the OECD (i) announced the Inclusive Framework on Base Erosion and Profit Shifting which agreed to a two-pillar solution to address tax challenges arising from digitalization of the economy; and (ii) released Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large corporations at a minimum rate of 15%. The OECD continues to release additional guidance on the two-pillar framework with widespread implementation anticipated by 2024.

The Mexican government has not issued yet a legislation introducing a 15% global minimum corporate income tax rate to be in line with the OECD Pillar Two Model. Accordingly, it is not possible to accurately quantify the impact for the Group of this OECD taxation framework at this stage. However, it is not expected that this taxation framework will have a material impact on the Group tax expense as the jurisdictions in which the Group operates are either not material for the purposes of this taxation framework or pay effective rates of tax over 15%. The Group has applied the mandatory exception to the requirements in IAS 12 Income Taxes that an entity does not recognize and does not disclose information about deferred tax assets and liabilities related to the OECD Pillar Two Model income taxes (see Note 2(z)).

2021 and 2022 Labor Reforms

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

25.	Earnings or Loss per CPO/Share

Basic (Loss) Earnings per CPO/Share

For the years ended December 31, 2023 and 2022, the weighted average for basic (loss) earnings per CPO/Share of outstanding total shares, CPOs and Series “A,” Series “B,” Series “D,” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2023	2022
Total Shares	327,174,298	331,143,326
CPOs	2,316,161	2,353,417
Shares not in the form of CPO units:
Series “A” Shares	56,182,809	55,792,921
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

Basic (loss) earnings per CPO and per each Series “A,” Series “B,” Series “D,” and Series “L” Share (not in the form of a CPO unit) attributable to stockholders of the Company for the years ended December 31, 2023, 2022 and 2021, are presented as follows:

	2023				2022				2021
			Per				Per				Per
	Per CPO		Share (*)		Per CPO		Share (*)		Per CPO		Share (*)
Continuing operations	Ps.	(3.01)	Ps.	(0.03)	Ps.	(4.06)	Ps.	(0.03)	Ps.	(0.16)	Ps.	0.00
Discontinued operations		0.00		0.00		19.86		0.17		2.33		0.02
Basic (loss) earnings per CPO/Share attributable to stockholders of the Company	Ps.	(3.01)	Ps.	(0.03)	Ps.	15.80	Ps.	0.14	Ps.	2.17	Ps.	0.02

(*) Series “A,” “B,” “D,” and “L” Shares not in the form of CPO units.

Diluted (Loss) Earnings per CPO/Share

Diluted (loss) earnings per CPO and per Share attributable to stockholders of the Company are calculated in connection with CPOs and shares in the LTRP unless anti-dilutive.

For the years ended December 31, 2023 and 2022, the weighted average for diluted (loss) earnings per CPO/Share of outstanding total shares, CPOs and Series “A,” Series “B,” Series “D,” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2023	2022
Total Shares	343,520,658	351,466,191
CPOs	2,412,277	2,480,187
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

Diluted (loss) earnings per CPO and per each Series “A,” Series “B,” Series “D,” and Series “L” Share (not in the form of a CPO unit) attributable to stockholders of the Company for the years ended December 31, 2023, 2022 and 2021, are presented as follows:

	2023				2022				2021
			Per				Per				Per
	Per CPO		Share (*)		Per CPO		Share (*)		Per CPO		Share (*)
Continuing operations	Ps.	(3.01)	Ps.	(0.03)	Ps.	(4.06)	Ps.	(0.03)	Ps.	(0.16)	Ps.	0.00
Discontinued operations		0.00		0.00		19.86		0.17		2.33		0.02
Diluted (loss) earnings per CPO/Share attributable to stockholders of the Company	Ps.	(3.01)	Ps.	(0.03)	Ps.	15.80	Ps.	0.14	Ps.	2.17	Ps.	0.02

(*) Series “A,” “B,” “D,” and “L” Shares not in the form of CPO units.

26.	Segment Information

Reportable segments are those that are based on the Group’s method of internal reporting.

The Group is organized on the basis of services and products. The Group’s segments are strategic business units that offer different entertainment services and products. On January 31, 2022, the Group’s former Content business and other related net assets were disposed of by the Group in conjunction with the TelevisaUnivision Transaction. Beginning in the first quarter of 2022, the Group’s operating results of its former Content business and other related net assets through January 31, 2022, were classified as discontinued operations, including the corresponding information for earlier periods (see Notes 3 and 28). Through December 31, 2023, the Group’s reportable segments were as follows:

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

Other Businesses

The Other Businesses segment included the Group’s domestic operations in sports and show business promotion, soccer, publishing and publishing distribution, gaming, and transmission concessions and facilities (see Notes 3 and 29).

The Other Businesses segment included the Group’s feature-film production and distribution business, which was disposed of by the Group in conjunction with the TelevisaUnivision Transaction that was closed on January 31, 2022 (see Notes 3 and 28).

The table below presents information by segment and a reconciliation to consolidated total of continuing operations for the years ended December 31, 2023, 2022 and 2021:

			Intersegment		Consolidated		Segment
	Total Revenues		Revenues		Revenues		Income
2023:
Cable	Ps.	48,802,524	Ps.	182,916	Ps.	48,619,608	Ps.	18,727,413
Sky		17,585,216		3,325		17,581,891		5,731,417
Other Businesses		7,870,641		304,210		7,566,431		1,952,388
Segment totals		74,258,381		490,451		73,767,930		26,411,218
Reconciliation to consolidated amounts:
Corporate expenses		—		—		—		(1,259,949)
Intersegment operations		(490,451)		(490,451)		—		(159,894)
Depreciation and amortization expense		—		—		—		(21,469,152)
Consolidated revenues and operating income before other expense		73,767,930		—		73,767,930		3,522,223	(1)
Other expense, net		—		—		—		(866,819)
Consolidated revenues and operating income	Ps.	73,767,930	Ps.	—	Ps.	73,767,930	Ps.	2,655,404	(2)

			Intersegment		Consolidated		Segment
	Total Revenues		Revenues		Revenues		Income
2022:
Cable	Ps.	48,411,776	Ps.	151,403	Ps.	48,260,373	Ps.	19,902,785
Sky		20,339,038		3,804		20,335,234		6,416,270
Other Businesses		7,338,790		407,788		6,931,002		1,691,041
Segment totals		76,089,604		562,995		75,526,609		28,010,096
Reconciliation to consolidated amounts:
Corporate expenses		—		—		—		(1,538,085)
Intersegment operations		(562,995)		(562,995)		—		(120,424)
Depreciation and amortization expense		—		—		—		(21,117,432)
Consolidated revenues and operating income before other expense		75,526,609		—		75,526,609		5,234,155	(1)
Other expense, net		—		—		—		(815,565)
Consolidated revenues and operating income	Ps.	75,526,609	Ps.	—	Ps.	75,526,609	Ps.	4,418,590	(2)

			Intersegment		Consolidated		Segment
	Total Revenues		Revenues		Revenues		Income
2021:
Cable	Ps.	48,020,929	Ps.	54,919	Ps.	47,966,010	Ps.	20,285,023
Sky		22,026,616		1,858		22,024,758		8,504,169
Other Businesses		4,388,141		463,477		3,924,664		589,745
Segment totals		74,435,686		520,254		73,915,432		29,378,937
Reconciliation to consolidated amounts:
Corporate expenses		—		—		—		(2,351,342)
Intersegment operations		(520,254)		(520,254)		—		(1,608)
Depreciation and amortization expense		—		—		—		(20,053,302)
Consolidated revenues and operating income before other income		73,915,432		—		73,915,432		6,972,685	(1)
Other income, net		—		—		—		3,716,237
Consolidated revenues and operating income	Ps.	73,915,432	Ps.	—	Ps.	73,915,432	Ps.	10,688,922	(2)

(1)	This amount represents income before other income or expense, net.
(2)	This amount represents consolidated operating income.

Accounting Policies

The accounting policies of the segments are the same as those described in the Group’s summary of material accounting policies (see Note 2). The Group evaluates the performance of its segments and allocates resources to them based on operating income before depreciation and amortization.

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

The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31, 2023, 2022 and 2021:

			Segment		Additions to
	Segment Assets		Liabilities		Property, Plant
	at Year-End		at Year-End		and Equipment
2023:
Continuing operations:
Cable	Ps.	115,906,063	Ps.	19,944,547	Ps.	11,243,950
Sky		22,737,294		7,778,956		2,657,041
Other Businesses		19,638,262		3,547,916		768,182
Corporate asset		—		—		38,843
Total	Ps.	158,281,619	Ps.	31,271,419	Ps.	14,708,016

2022:
Continuing operations:
Cable	Ps.	121,786,224	Ps.	23,278,943	Ps.	13,011,456
Sky		24,590,186		9,570,547		3,891,684
Other Businesses		16,285,203		3,779,852		273,881
Corporate asset		—		—		68,750
Disposed operations		—		—		69,616
Total	Ps.	162,661,613	Ps.	36,629,342	Ps.	17,315,387

2021:
Continuing operations:
Cable	Ps.	119,102,077	Ps.	24,449,798	Ps.	17,339,270
Sky		25,615,006		10,745,984		4,949,039
Content		93,463,141		37,286,277		909,164
Other Businesses		8,744,886		3,203,932		70,374
Total	Ps.	246,925,110	Ps.	75,685,991	Ps.	23,267,847

Segment assets reconcile to total assets as of December 31, 2023 and 2022, as follows:

	2023		2022
Segment assets	Ps.	158,281,619	Ps.	162,661,613
Equity investments attributable to:
Cable		844,728		750,169
Other Businesses		245,411		243,110
Others (1)		2,597,756		3,400,806

Goodwill attributable to:
Cable		13,794,684		13,794,684
Others (1)		110,314		110,314

Corporate assets:
Cash and cash equivalents		23,757,692		41,316,668
Other accounts receivable, net		183,982		1,677,999
Income taxes receivable and other recoverable taxes		5,006,836		5,096,818
Non-current account receivable due from related party		5,089,608		6,633,702
Equity investment in TelevisaUnivision (1)		42,326,344		49,446,349
Property and equipment, net		2,863,187		5,346,106
Investment property, net		2,478,064		2,873,165
Deferred income tax assets		4,115,297		4,321,106
Other corporate assets		974,735		1,434,922
Total assets	Ps.	262,670,257	Ps.	299,107,531

(1)	Includes investments and goodwill that through January 31, 2022 were part of the Group’s former Content business.

Equity method (loss) gain recognized in income for the years ended December 31, 2023, 2022 and 2021 attributable to equity investments in Cable, was Ps.(827), Ps.38,833 and Ps.161,468, respectively.

Equity method (loss) gain recognized in income for the years ended December 31, 2023, 2022 and 2021 attributable to equity investment in TelevisaUnivision, was Ps.(4,095,851), Ps.(7,418,536) and Ps.3,560,248, respectively.

Equity method gain (loss) recognized in income for the years ended December 31, 2023, 2022 and 2021 attributable to other equity investments, was Ps.10,050, Ps.1,454 and Ps.(49,839), respectively.

Segment liabilities reconcile to total liabilities as of December 31, 2023 and 2022, as follows:

	2023		2022
Segment liabilities	Ps.	31,271,419	Ps.	36,629,342
Debt not allocated to segments		85,885,859		101,590,649
Other corporate liabilities		10,840,546		16,757,635
Total liabilities	Ps.	127,997,824	Ps.	154,977,626

Geographical segment information:

					Additions to
			Segment Assets at		Property, Plant and
	Total Revenues		Year-End		Equipment
2023:
Mexico	Ps.	72,629,706	Ps.	144,856,678	Ps.	14,565,065
Other countries (1)		1,138,224		13,424,941		142,951
	Ps.	73,767,930	Ps.	158,281,619	Ps.	14,708,016
2022:
Mexico	Ps.	73,845,741	Ps.	149,520,957	Ps.	17,102,445
Other countries (1)		1,680,868		13,140,656		212,942
	Ps.	75,526,609	Ps.	162,661,613	Ps.	17,315,387
2021:
Mexico	Ps.	72,076,755	Ps.	230,559,883	Ps.	22,859,403
Other countries (1)		1,838,677		16,365,227		408,444
	Ps.	73,915,432	Ps.	246,925,110	Ps.	23,267,847

(1)	The United States is the largest country from which revenue is derived.

Revenues are attributed to geographical segment based on the location of customers.

Disaggregation of Total Revenues

The table below present total revenues of continuing operations for each reportable segment disaggregated by major service/product lines and primary geographical market for the years ended December 31, 2023, 2022 and 2021:

	Domestic		Export		Abroad		Total
2023:
Cable:
Broadband Services (a)	Ps.	21,440,699	Ps.	—	Ps.	—	Ps.	21,440,699
Digital TV Service (a)		15,025,051		—		—		15,025,051
Telephony (a)		4,374,783		—		—		4,374,783
Advertising		2,162,410		—		—		2,162,410
Other Services		1,023,029		—		—		1,023,029
Enterprise Operations		4,499,085		—		277,467		4,776,552

Sky:
DTH Broadcast Satellite TV (a)		15,805,918		—		687,994		16,493,912
Advertising		1,039,106		—		—		1,039,106
Pay-Per-View		45,121		—		7,077		52,198

Other Businesses:
Gaming		2,966,724		—		—		2,966,724
Soccer, Sports and Show Business Promotion		2,531,876		165,686		—		2,697,562
Publishing – Magazines and Advertising		256,995		—		—		256,995
Publishing Distribution		263,429		—		—		263,429
Transmission Concessions and Facilities		1,685,931		—		—		1,685,931
Segment totals		73,120,157		165,686		972,538		74,258,381
Intersegment eliminations		(490,451)		—		—		(490,451)
Consolidated total revenues	Ps.	72,629,706	Ps.	165,686	Ps.	972,538	Ps.	73,767,930

	Domestic		Export		Abroad		Total
2022:
Cable:
Digital TV Service (a)	Ps.	16,054,150	Ps.	—	Ps.	—	Ps.	16,054,150
Advertising		2,073,346		—		—		2,073,346
Broadband Services (a)		19,197,699		—		—		19,197,699
Telephony (a)		5,259,768		—		—		5,259,768
Other Services		627,303		—		—		627,303
Enterprise Operations		4,940,564		—		258,946		5,199,510

Sky:
DTH Broadcast Satellite TV (a)		17,970,812		—		1,101,419		19,072,231
Advertising		1,183,495		—		—		1,183,495
Pay-Per-View		71,003		—		12,309		83,312

Other Businesses:
Gaming		2,493,534		—		—		2,493,534
Soccer, Sports and Show Business Promotion		2,189,093		308,194		—		2,497,287
Publishing – Magazines and Advertising		428,575		—		—		428,575
Publishing Distribution		261,077		—		—		261,077
Transmission Concessions and Facilities		1,658,317		—		—		1,658,317
Segment totals		74,408,736		308,194		1,372,674		76,089,604
Intersegment eliminations		(562,995)		—		—		(562,995)
Consolidated total revenues	Ps.	73,845,741	Ps.	308,194	Ps.	1,372,674	Ps.	75,526,609

	Domestic		Export		Abroad		Total
2021:
Cable:
Digital TV Service (a)	Ps.	15,883,520	Ps.	—	Ps.	—	Ps.	15,883,520
Advertising		1,971,853		—		—		1,971,853
Broadband Services (a)		18,648,098		—		—		18,648,098
Telephony (a)		4,977,671		—		—		4,977,671
Other Services		598,890		—		—		598,890
Enterprise Operations		5,699,425		—		241,472		5,940,897

Sky:
DTH Broadcast Satellite TV (a)		19,210,652		—		1,514,377		20,725,029
Advertising		1,233,537		—		—		1,233,537
Pay-Per-View		56,883		—		11,167		68,050

Other Businesses:
Gaming		1,673,911		—		—		1,673,911
Soccer, Sports and Show Business Promotion		1,658,928		71,661		—		1,730,589
Publishing – Magazines and Advertising		484,781		—		—		484,781
Publishing Distribution		286,454		—		—		286,454
Transmission Concessions and Facilities		212,406		—		—		212,406
Segment totals		72,597,009		71,661		1,767,016		74,435,686
Intersegment eliminations		(520,254)		—		—		(520,254)
Consolidated total revenues	Ps.	72,076,755	Ps.	71,661	Ps.	1,767,016	Ps.	73,915,432

(a)	Digital TV Service revenues include revenue from leasing set-top equipment to subscribers in the Cable segment in the amount of Ps.5,880,517, Ps.5,899,902 and Ps.5,678,042, for the years ended December 31, 2023, 2022 and 2021, respectively. DTH Broadcast Satellite TV revenues include revenue from leasing set-top equipment to subscribers in the Sky segment in the amount of Ps.5,950,288, Ps.7,783,254 and Ps.9,338,664, for the years ended December 31, 2023, 2022 and 2021, respectively. Revenue from leasing set-top equipment to subscribers is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group’s property, plant and equipment and is leased to subscribers through operating lease contracts.

Revenues from external customers for the years ended December 31, 2023, 2022 and 2021 are presented by sale source, as follows:

	2023		2022		2021
Services	Ps.	60,216,470	Ps.	59,788,397	Ps.	57,331,417
Royalties		558,163		1,187,135		689,870
Goods		994,471		683,740		775,318
Leases (1)		11,998,826		13,867,337		15,118,827
Total	Ps.	73,767,930	Ps.	75,526,609	Ps.	73,915,432

(1)

This line includes primarily revenue from leasing set-top equipment to subscribers in the Cable and Sky segments, which is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group’s property and equipment and is leased to subscribers through operating lease contracts.

27.	Commitments, Lawsuit Settlement Agreement and Contingencies

Commitments

As of December 31, 2023, the Group had commitments for transmission rights to be acquired, mainly related to special events, in the aggregate amount of U.S.$481.6 million (Ps.8,155,055) with various payment commitments to be made between 2024 and 2031.

As of December 31, 2023, the Group had commitments in the aggregate amount of Ps.767,457, of which Ps.681,217, were construction commitments for technical facilities and building improvements, Ps.62,410, were commitments for the acquisition of software and related services, Ps.666, were construction commitments related to soccer operations, and Ps.23,164, were commitments related to gaming operations.

As of December 31, 2023, in connection with a long-term credit facility, the Group had commitments to provide financing to GTAC in the principal amounts of U.S.$2.0 million (Ps.33,865) and Ps.67,472 in 2024 (see Note 10).

At December 31, 2023, the Group had the following aggregate minimum annual commitments (undiscounted) for the use of satellite transponders, which payments will be reimbursed by TelevisaUnivision as the final user of these satellite transponders:

	Thousands of
	U.S. Dollars
2024	U.S.$	6,621
2025		3,498
2026 and thereafter		948
	U.S.$	11,067

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

Infrastructure sharing – The Preponderant Economic Agent must make its passive broadcasting infrastructure (as defined in the preponderance decision) available to third-party concessionaires of broadcast television (as defined in the preponderance decision) for commercial purposes in a non-discriminatory and non-exclusive manner, with the exception of broadcasters that, at the time the measures enter into force, have 12 MHz or more of radio-electric spectrum in the geographic area concerned.

Advertising sales – The Preponderant Economic Agent must deliver to IFT and publish the terms and conditions of certain broadcast advertising services and fee structures, including, without limitation, commercials, packages, bonuses and discount plans and any other commercial offerings, and publish them on its webpage.

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

Over-the-air channels – When the Preponderant Economic Agent offers any of its over-the-air channels, or channels that have at least 50% of the programming broadcasted between 6:00 a.m. and midnight on such channels in the same day, to its affiliates, subsidiaries, related parties and third parties, for distribution through a different technological platform than over the air broadcast television, the Preponderant Economic Agent must offer these channels to any other person that asks for distribution over the same platform as the Preponderant Economic Agent has offered, on the same terms and conditions.

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

On February 27, 2017, as part of the biannual review of the broadcasting sector preponderance rules, the IFT issued a ruling that amended some of the existing preponderance rules in broadcasting and included some additional obligations on the Company and some of its subsidiaries (the “New Preponderance Measures”), as follows:

Infrastructure sharing – In addition to the previously imposed obligations regarding the sharing of passive infrastructure, the New Preponderance Measures have included the service of signal emissions only in the event that no passive infrastructure exists on the requested site. In addition, the New Preponderance Measures strengthen the supervision of the infrastructure services provided by the Group, including certain rules relating to the publicity of its tariffs. In addition, more specifications for the Electronic Management System as part of the new measures are included. Likewise, the IFT determined specific tariffs for our infrastructure offers.

Prohibition on acquiring certain exclusive content for broadcasting – This measure has been modified by enabling the Preponderant Economic Agent to acquire relevant content under certain circumstances, as long as it obtains the right to sublicense such transmission rights to the other broadcasters in Mexico on non-discriminatory terms. In December 2018, the Relevant Content Ruling was updated.

Advertising sales – IFT modified this measure mainly by including specific requirements to the Preponderant Economic Agent in its provision of over the air advertising services, particularly, to telecommunications companies. Such requirements include, among others: a) publishing and delivering to IFT specific information regarding tariffs, discount plans, contracting and sales terms and conditions, contract forms and other relevant practices; and b) terms and conditions that prohibit discrimination, or refusals to deal, conditioned sales and other conditions that inhibit competition. The Preponderant Economic Agent began the process of providing very detailed information to IFT on a recurrent basis of over the air advertising services related to telecommunications companies.

Accounting separation – The Group, as Preponderant Economic Agent, is required to implement an accounting separation methodology under the criteria defined by IFT, published in the Official Gazette of the Federation on December 29, 2017, as amended.

On March 28, 2014, the Company, together with its subsidiaries determined to be the Preponderant Economic Agent in the broadcasting sector, filed an amparo proceeding challenging the constitutionality of the Preponderance Decision. The Supreme Court resolved the amparo proceeding, resolving the constitutionality of the Preponderance Decision and therefore, it is still valid.

Additionally, on March 31, 2017, the Company, together with its subsidiaries, filed an amparo proceeding challenging the constitutionality of the New Preponderance Measures. On November 21, 2019, the Second Chamber of the Supreme Court granted the amparo and revoked the New Preponderance Measures. Consequently, the valid and applicable measures in force are resolved in accordance with the Preponderance Decision.

The biannual review of the broadcasting sector preponderance rules that began in 2019 was concluded due to the resolution of the amparo. A new biannual review began in 2023 and is pending to be concluded.

The Company will continue to assess the extent and impact of the various measures, terms, conditions and restrictive obligations in connection with its designation by IFT as Preponderant Economic Agent, including the revised preponderance measures that may arise from the 2023 biannual review, and will analyze carefully any actions and/or remedies (legal, business and otherwise) that the Company should take and/or implement regarding these matters.

Substantial Power Economic Agent

On November 26, 2020, the IFT notified the Company of the final resolution confirming the existence of substantial power in the 35 relevant markets of restricted television and audio services. Consequently, on December 17, 2020, the Company filed three amparos challenging the constitutionality of the resolution. On January 25, 2024, a Federal Court entered a final judgment ordering the IFT to revoke the resolution on substantial power. On March 6, 2024, in compliance with the ruling, the IFT left the substantial power resolution void and determined to close the file only for Televisa, S. de R.L. de C.V. The two remaining amparos are now under review by the competent court. Some of the consequences derived from the determination of substantial market power, are applicable as a matter of law and others may be imposed by IFT in a new procedure in accordance with the LFTR; these may consist of: (i) the obligation to obtain IFT’s approval and to register the rates for our services; (ii) to inform the IFT in case of the adoption of new technology or modifications to the network; (iii) the agent with substantial power may not be entitled to the benefits of some rules of the “must carry” and “must offer” provisions; and (iv) the implementation of accounting separation.

In October 2022, The Company, Televisa, S. de R.L. de C.V. and certain subsidiaries of the Company of the Cable and Sky segments (the “Complainants”) obtained favorable amparo resolutions from a Federal specialized judge, ruling the determination by the IFT of substantial power in the market of restricted television and audio services in 35 municipalities of Mexico as a result of the acquisition of the residential optical fiber-to-the home and related assets from Axtel, S.A.B. de C.V., on 2018, to be unconstitutional. In the event the authority challenges this resolution, the Complainants would continue defending the judgment and will seek to extend the effects of its protection. On January 25, 2024, a Federal Court entered a final judgment ordering the IFT to revoke the resolution on substantial power. On March 6, 2024, in compliance with the ruling, the IFT left the substantial power resolution void and determined to close the file only for Televisa, S. de R.L. de C.V. The two remaining amparos are now under review by the competent court.

Lawsuit Settlement Agreement

On March 5, 2018, a purported stockholder class action lawsuit was filed in the United States District Court for the Southern District of New York (the “District Court”), alleging securities law violations in connection with allegedly misleading statements and/or omissions in the Company’s public disclosures. The lawsuit alleged that the Company and two of its executives failed to disclose alleged involvement in bribery activities relating to certain executives of Fédération Internationale de Football Association (“FIFA”), and wrongfully failed to disclose weaknesses in the Company’s internal control over its financial reporting as of December 31, 2016.

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

On November 23, 2022, the Company announced that it had reached an agreement in principle to settle the securities class action. As set forth in that disclosure, approximately U.S.$21.5 million of the total settlement amount of U.S.$95 million was to be provided by the Company, with the remainder to be funded under the Company’s insurance policies. On December 28, 2022, the parties executed a memorandum of understanding memorializing the agreement in principle.

On February 28, 2023, the parties executed a settlement agreement to fully resolve and settle the class’s claims, which the lead plaintiff filed with the District Court the same day, along with a motion for preliminary approval of the settlement. On April 20, 2023, the District Court granted preliminary approval of the settlement agreement. Prior funding from the insurance company of its portion of the settlement, on May 4, 2023, the Company paid the plaintiffs the total settlement amount. On August 8, 2023 the Court finally approved the settlement agreement, thus concluding the action, expressly releasing the defendants from any fault, liability, wrongdoing or damages. While the Company continues to believe that the allegations in the case were without merit, it also believed that eliminating the distraction, expense and risk of continued litigation was in the best interest of the Company and its shareholders.

In the fourth quarter of  2022, the Company recognized a provision for the settlement of this class action lawsuit in the amount of U.S.$95.0 million (Ps.1,850,220), and a receivable for a related reimbursement in the amount of U.S.$73.5 million (Ps.1,431,486) to be funded by the Company’s insurance contracts, which were classified in current liabilities and current assets, respectively, in the Group’s consolidated statement of financial position as of December 31, 2022. The net amount of U.S.$21.5 million (Ps.425,762) was recognized in other expense in the Group’s consolidated statement of income for the year ended December 31, 2022, and paid by the Company in the second quarter of 2023 (see Note 22).

Contingencies

On April 27, 2017, the tax authorities initiated a tax audit to the Company, with the purpose of verifying compliance with tax provisions for the fiscal period from January 1 to December 31, 2011, regarding federal taxes as direct subject of Income Tax (Impuesto sobre la Renta or ISR), Flat tax (Impuesto Empresarial a Tasa Única) and Value Added Tax (Impuesto al Valor Agregado). On April 25, 2018, the authorities informed the observations determined as a result of such audit, that could entail a default on the payment of the abovementioned taxes. On May 25, 2018, by a document submitted before the authority, the Company asserted arguments and offered evidence to undermine the authority’s observations. On June 27, 2019, the Company was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.682 million for ISR, penalties, surcharges and inflation adjustments. On August 22, 2019, the Company filed an administrative proceeding (recurso de revocación) against such tax liability, before the Legal area of the Tax Authorities. On July 7, 2023, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On September 4, 2023, a claim (juicio de nulidad) against the resolution issued in the referred administrative proceeding was filed in the Third Regional Court of Mexico City of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa), which is still pending of resolution. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests.

On June 1, 2016, the tax authority initiated a tax audit to a Company’s indirect subsidiary that carries out operations in the Gaming business, which is presented in the Other Businesses segment, with the purpose of verifying compliance with tax provisions for the period from January 1 to December 31, 2014, regarding federal taxes as direct subject, as well as withholder. On April 24, 2017, the authorities informed the facts and omissions detected during the development of the verification process, that could entail a default on the payment of the abovementioned taxes. On May 30, 2017, by a document submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the authority’s last partial record. On June 21, 2019, such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.1,334 million, essentially related to IEPS (Impuesto Especial sobre Producción y Servicios or Excise Tax); on August 16, 2019, an administrative proceeding (recurso de revocación) was filed before the Legal area of the Tax Authorities. On January 7, 2021, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On February 19, 2021 a claim (juicio de nulidad) against the resolution issued in the referred administrative proceeding was filed in the Second Regional Court of Puebla of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa), which is still pending of resolution. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests.

On August 12, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (Cablebox. S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 26 foreign trade operations carried out during fiscal year 2016. On April 30, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to non-compliance with the payment of the referred contributions. On April 30, 2020, the tax authority informed the facts and omissions detected during the development of the verification process, that could entail a default on several provisions of the Customs Act (Ley Aduanera). On June 2 and 29, 2020, by several documents submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s last partial record. On July 16, 2020 such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.290 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Norma Oficial Mexicana, or Official Mexican Standards (NOM-019-SCFI-1998), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On August 27, 2020, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests.

On July 29, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (CM Equipos y Soporte, S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 32 foreign trade operations carried out during fiscal year 2016. On July 10, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to a determination of non-compliance with the payment of the referred contributions. On August 21, 2020, through several documents submitted to the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s most recent partial record. On May 28, 2021, the subsidiary was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.256.3 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Normas Oficiales Mexicanas, or Official Mexican Standards (NOM-019-SCFI-1998, NOM-EM-015-SCFI-2015 and NOM-024-SCFI-2013), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On July 12, 2021, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests.

On June 19, 2020, the tax authority initiated a tax audit of an indirect subsidiary of the Company that carries out operations in the soccer business. The purpose of the tax audit was to verify compliance with tax provisions for the period from January 1 to December 31, 2014, regarding federal taxes as direct subject, as well as its withholding of income tax and value added tax. On August 9, 2022, the authorities informed the subsidiary of the facts and omissions detected during the development of the verification process, that could entail a default on the payment of the abovementioned taxes. On December 8, 2022, such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.575 million, for income tax of the abovementioned fiscal year. On January 31, 2023, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority against such tax liability, which is in process of being resolved. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests.

The matters discussed as contingencies in the previous paragraphs did not require the recognition of a provision as of December 31, 2023.

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

Gaming Regulations

On November 16, 2023, the President of Mexico issued a decree (“Decree”) published in the Diario Oficial de la Federación or Official Gazette (“DOF”) amending and adding several provisions to the Reglamento de la Ley Federal de Juegos y Sorteos, or Gaming Regulations. The Decree came into force the day after its publication in the DOF.

The Decree prohibits the operation of slot machines. Permits for the operation of slot machines granted before the entry into force of the Decree will remain valid in their terms.

Additionally, the Decree establishes that permits will have a minimum term of one year and a maximum term of fifteen years, counted from the publication of the Decree in the DOF. Previously, permits had a maximum term of twenty-five years. However, the Decree specifies that all existing permits currently in operation will remain valid during their current validity, considering the new maximum term of fifteen years, and without any extension.

On December 14, 2023, the subsidiaries of the Company in the Gaming Business challenged this Decree through an amparo lawsuit against the new provisions. On January 16, 2024, the relevant entities obtained the provisional suspension of the Decree so that the new provisions are not applied while the amparo trial is resolved (see Note 2).

28.	Income from Discontinued Operations, Net

The operations of the Group’s former Content segment and feature-film production and distribution business were discontinued on January 31, 2022, in connection with the closing of the TelevisaUnivision Transaction. As a result, the Group’s consolidated statements of income for the years ended December 31, 2022 and 2021, present the results of operations of the Group’s former Content segment and feature-film production and distribution business as net income from discontinued operations for the month ended January 31, 2022, and for the year ended December 31, 2021. Accordingly, the Group´s consolidated statement of income for the year ended December 31, 2021, have been modified from this previously reported by the Company for this year to present the results from discontinued operations for the businesses disposed of by the Group on January 31, 2022 (see Note 3).

Income from discontinued operations, net, for the years ended December 31, 2022 and 2021, is presented as follows:

	2022		2021
Net income from discontinued operations	Ps.	156,655	Ps.	8,529,547
Gain (loss) on disposition of discontinued operations, net		56,065,530		(1,943,647)
Income from discontinued operations, net	Ps.	56,222,185	Ps.	6,585,900

Net income from discontinued operations for the years ended December 31, 2022 and 2021, is presented as follows:

	2022		2021
Revenues	Ps.	2,302,875	Ps.	35,822,423
Cost of revenues and operating expenses		1,922,035		22,818,205
Income before other expense		380,840		13,004,218
Other expense, net		19,796		397,584
Operating income		361,044		12,606,634
Finance (expense) income, net		(137,251)		151,788
Share of income of associates, net		—		847
Income before income taxes		223,793		12,759,269
Income taxes		67,138		4,229,722
Net income from discontinued operations	Ps.	156,655	Ps.	8,529,547

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

The total carrying amount of the consolidated net assets disposed of by the Group on January 31, 2022, in connection with the TelevisaUnivision Transaction is presented, as follows:

	January 31,
	2022
ASSETS
Current assets:
Cash and cash equivalents	Ps.	(1,890,141)
Trade accounts and notes receivable, net		(1,997,862)
Other accounts, taxes receivable and notes receivable, net		(2,388,939)
Transmission rights and programming		(7,162,846)
Other current assets		(2,312,941)
Total current assets		(15,752,729)
Non-current assets:
Transmission rights and programming		(8,513,024)
Investments in financial instruments		(1,721,654)
Property, plant and equipment, net		(3,955,680)
Right-of-use assets, net		(2,179,704)
Intangible assets, net and goodwill		(623,818)
Deferred income tax assets		(7,847,995)
Other assets		(9,716)
Total non-current assets		(24,851,591)
Total assets	Ps.	(40,604,320)

LIABILITIES
Current liabilities:
Current portion of lease liabilities		470,686
Trade accounts payable and accrued expenses		6,856,041
Customer deposits and advances		2,071,060
Due from related parties		5,383,763
Other current liabilities		1,983,995
Total current liabilities		16,765,545
Non-currents liabilities:
Lease liabilities, net of current portion		1,703,747
Post-employment benefits		1,105,376
Other non-current liabilities		4,246,327
Total non-current liabilities		7,055,450
Total liabilities		23,820,995
Other net assets		3,598,567
Total net assets	Ps.	(13,184,758)

Consideration received, satisfied in cash	Ps.	67,985,597
Cash and cash equivalents disposed of		(1,890,143)
Net cash inflows	Ps.	66,095,454

Cash flows provided by (used in) discontinued operations:

	2022		2021
Net cash provided by operating activities	Ps.	—	Ps.	6,993,434
Net cash provided by (used in) investing activities		66,025,838		(2,016,523)
Net cash used in financing activities		(15,218)		(758,999)
Net cash flows	Ps.	66,010,620	Ps.	4,217,912

29. Events after the Reporting Period

As discussed in Note 3, the Company completed the Spin-off on January 31, 2024 by creating Ollamani, which holds the Spun-off Businesses and has the same shareholding structure as the Company. The businesses of Cable and Sky, the Group’s investment in TelevisaUnivision, broadcasting concessions and infrastructure, as well as other assets and real estate related to these businesses, remained in the Group. The Company obtained all required corporate and regulatory authorizations for the Spin-off on February 12, 2024. The shares of Ollamani began trading separately from the Company on the Mexican Stock Exchange on February 20, 2024, in the form of CPOs, under the ticker symbol “AGUILAS CPO.” Beginning with the first quarter of 2024, the Group will begin presenting the results of operations of the Spun-off Businesses as discontinued operations in its consolidated statements of income for any comparative prior period and for the month ended January 31, 2024.

As a result of the Spin-off carried out on January 31, 2024, and the Company’s distribution of the related Spun-off Businesses to Ollamani, the Company’s capital stock reflected a reduction of Ps.752,071 (nominal Ps.376,844) in the first quarter of 2024, without having modified the number of outstanding shares of the Company.

The carrying amount of consolidated net assets of the Group’s Spun-off Businesses as of December 31, 2023, represented approximately 4.5% of the Group’s consolidated equity as of that date. The segment revenues and segment income of the Group’s Spun-off Businesses for the year ended December 31, 2023, represented approximately 8.3% and 4.7%, respectively, of the Group’s total segment revenues and total segment income, respectively, for that year.

On February 22, 2024, the Company’s Board of Directors approved a proposed dividend of Ps.0.35 per CPO payable in the second quarter of 2024, subject to approval of the Company’s stockholders.

On April 3, 2024, the Company announced that it has reached an agreement with AT&T for the acquisition of its participation in Sky, by which the Company would become an owner of 100% of the Sky’s capital stock. As part of this agreement, the transaction price would be paid by the Group in 2027 and 2028. The transaction is subject to customary regulatory approvals.

On April 9, 2024, we (i) executed a credit agreement with a syndicate of banks (the “Credit Agreement”) for a five-year term loan in a principal amount of Ps.10,000 million, and a five-year revolving credit facility in the amount of U.S.$500 million, with loans thereunder to be funded in Mexican pesos; and (ii) terminated an unused revolving credit facility entered into 2022 with a syndicate of banks in the amount of U.S.$650 million, with an original maturity in 2025. The loans under the Credit Agreement will bear interest at a floating rate based on a spread of 125 bps or 150 bps over the 28 day TIIE Rate depending on our net leverage ratio. The Credit Agreement requires the maintenance of financial ratios related to indebtedness and interest expense. On April 11, 2024, we used the proceeds of the loans under the Credit Agreement to prepay in full amounts outstanding under the credit agreement entered into by the Company in 2019 with a syndicate of banks in the principal amount of Ps.10,000 million, with an original maturity in June 2024.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS18”), introducing new requirements to (i) improve comparability in the statement of income; (ii) enhance transparency of management-defined performance measures; and (iii) provide more useful grouping of information in the financial statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements (“IAS 1”) and carries forward many requirements from IAS 1 unchanged. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted.

On April 26, 2024, the Company’s stockholders approved, among other resolutions, (i) the audited consolidated financial statements of the Company as of December 31, 2023, and for the year ended on that date; and (ii) the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO, which will be paid in May 2024.