Form 20-F
period 2024-12-31
GRUPO TELEVISA, S.A.B.
filed 2025-04-30
CIK 912892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2024
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024 was:

111,620,184,139 Series “A” Shares

48,742,370,225 Series “B” Shares

77,544,621,681 Series “L” Shares

77,544,621,681 Series “D” Shares

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

Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2024 and (ii) references to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “U.S. dollars,” “$” or “U.S.$” are to United States dollars.

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

Forward-Looking Statements and Risk Factors Summary

This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. In addition, we may from time to time make forward-looking statements in reports to the SEC, on Form 6-K, in annual reports to stockholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “seek”, “potential”, “target”, “estimate”, “project”, “predict”, “forecast”, “guideline”, “may”, “should”, “could”, “will” and similar words and expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements. Examples of these forward-looking statements include, but are not limited to:

●	estimates and projections of financial results, cash flows, capital expenditures, dividends, capital structure, financial position or other financial items or ratios;
●	statements of our plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;
●	statements concerning our current and future plans regarding our investment in Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V., or GTAC;
●	statements concerning our future plans, including capital expenditures, regarding the pay-TV, broadband and/or telephony services provided by our subsidiaries;
●	statements concerning our transactions with TelevisaUnivision, Inc., or TelevisaUnivision, our current and future plans regarding our investment in the common stock and preferred stock of TelevisaUnivision and the TelevisaUnivision Transaction (as defined below, and as described below under “Information on the Company—Business Overview—TelevisaUnivision—TelevisaUnivision Transaction”) completed on January 31, 2022;
●	statements concerning certain businesses that were part of our former Other Businesses segment;
●	statements about our future economic performance or statements concerning general economic, political or social conditions in Mexico or other countries in which we operate or have investments;
●	statements concerning the impact of the emergence of a new pandemic, as well as any possible adverse effects; and
●	statements or assumptions underlying these statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. We caution you that a number of important risks and uncertainties, including those discussed under “Key Information — Risk Factors”, could cause actual results to differ materially from those expressed in or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following risks, uncertainties and other factors:

●	economic and political developments and conditions and government policies in Mexico or elsewhere;
●	uncertainty in global financial markets;
●	the emergence of a new pandemic;
●	currency fluctuations or the depreciation of the Peso;
●	changes in inflation rates;
●	changes in interest rates;
●	the impact of existing laws and regulations, changes thereto or the imposition of new laws and regulations affecting our businesses, activities and investments;
●	the risk that our concessions may not be renewed;
●	the risk of loss of transmission or loss of the use of satellite transponders;
●	changes in customer demand;
●	effects of competition;
●	incidents affecting our network and information systems or other technologies;
●	the results of operations of TelevisaUnivision; and
●	the other risks and uncertainties discussed under “Key Information — Risk Factors” and elsewhere in this report.

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

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

Selected Financial Data

The following tables present our selected consolidated financial information as of and for each of the periods indicated. This information is qualified in its entirety by reference to, and should be read together with, our audited consolidated year-end financial statements. The following data for each of the years ended December 31, 2024, 2023 and 2022 has been derived from our audited consolidated year-end financial statements, including the consolidated statements of financial position as of December 31, 2024, 2023 and 2022, the related consolidated statements of income or loss, comprehensive income or loss, changes in equity and cash flows for the years ended December 31, 2024, 2023 and 2022, and the accompanying notes appearing elsewhere in this annual report.

The selected consolidated financial information as of December 31, 2024, 2023 and 2022, and for the years ended December 31, 2024, 2023 and 2022, was prepared in accordance with IFRS Accounting Standards, as issued by the IASB.

The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translations included in the following tables is determined by reference to the interbank free market exchange rate (the “Interbank Rate”), as reported by Banco Citi México, S.A., as of December 31, 2024, which was Ps.20.8691 per U.S. Dollar. This annual report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated. The Interbank Rate, as reported by Banco Citi México, S.A. as of March 31, 2025, was Ps.20.4370 per U.S. Dollar.

	Year Ended December 31
	2024		2024		2023(4)		2022(4)

	(Millions of U.S. Dollars or millions of Pesos)(1)
Statement of Income or Loss Data:
Revenues	U.S.$	2,983	Ps.	62,261	Ps.	66,223	Ps.	68,616
Operating (loss) income		(135)		(2,819)		1,858		3,738
Finance expense, net (2)		(225)		(4,695)		(4,846)		(9,256)
Net loss from continuing operations (4)		(402)		(8,385)		(9,435)		(11,544)
Income from discontinued operations, net (4)		3		57		628		56,828
Net (loss) income		(399)		(8,328)		(8,807)		45,284
Net (loss) income attributable to stockholders of the Company		(396)		(8,265)		(8,423)		44,712
Net (loss) income attributable to non-controlling interests		(3)		(63)		(384)		572
Basic loss per CPO attributable to stockholders of the Company of continuing operations (4)		—		(3.06)		(3.24)		(4.28)
Basic earnings per CPO attributable to stockholders of the Company of discontinued operations (4)		—		0.02		0.23		20.08
Basic (loss) earnings per CPO attributable to stockholders of the Company (3)		—		(3.04)		(3.01)		15.80

	Year Ended December 31
	2024		2024		2023		2022
Diluted loss per CPO attributable to stockholders of the Company of continuing operations (4)		—		(3.06)		(3.24)		(4.28)
Diluted earnings per CPO attributable to stockholders of the Company of discontinued operations (4)		—		0.02		0.23		20.08
Diluted (loss) earnings per CPO attributable to stockholders of the Company (3)		—		(3.04)		(3.01)		15.80
Weighted-average number of shares outstanding (in millions) (3) (5)		—		317,806		327,174		331,143
Cash dividend per CPO (3)		—		0.35		0.35		0.35
Comprehensive Income or Loss Data:
Total comprehensive (loss) income	U.S.$	(544)	Ps.	(11,352)	Ps.	(7,896)	Ps.	48,068
Total comprehensive (loss) income attributable to stockholders of the Company		(541)		(11,281)		(7,466)		47,510
Total comprehensive (loss) income attributable to non-controlling interests		(3)		(71)		(430)		558

	Year Ended December 31
	2024		2024		2023		2022
Financial Position Data:
Cash and cash equivalents	U.S.$	2,213	Ps.	46,193	Ps.	32,586	Ps.	51,131
Total assets		12,059		251,658		262,670		299,108
Current portion of long-term debt (6)		218		4,557		9,988		1,000
Interest payable (6)		80		1,675		1,507		1,761
Long-term debt, net of current portion (7)		4,715		98,398		78,548		104,241
Customer deposits and advances		54		1,130		1,392		1,841
Current portion of deferred revenue		14		288		288		288
Deferred revenue, net of current portion		221		4,603		4,890		5,178
Capital stock		189		3,934		4,723		4,837
Total equity (including non-controlling interests)		5,352		111,696		134,672		144,130
Shares outstanding (in millions) (5)		—		315,452		323,977		330,740

	2024		2024		2023		2022
Cash Flow Data:
Net cash provided by operating activities	U.S.$	1,560	Ps.	32,554	Ps.	15,201	Ps.	12,468
Net cash (used in) provided by investing activities		(432)		(9,010)		(15,758)		42,705
Net cash used in financing activities		(450)		(9,389)		(17,753)		(29,769)
Increase (decrease) in cash and cash equivalents		685		14,304		(18,545)		25,303
Other Financial Information:
Capital expenditures (8)	U.S.$	436	Ps.	9,097	Ps.	14,708	Ps.	17,315
Other Data (unaudited):
Magazine circulation (millions of copies) (9)		—		—		6		7
Number of employees (at year end)		—		28,038		32,932		37,374
Number of Sky Pay Television RGUs (in thousands at year end) (10)		—		4,696		5,567		6,257
Number of Sky Broadband Internet RGUs (in thousands at year end) (10)		—		351		515		640
Number of Sky Mobile RGUs (in thousands at year end) (10)		—		16		33		16
Number of Cable Pay Television RGUs (in thousands at year end) (11)		—		3,847		4,059		4,458
Number of Cable Broadband Internet RGUs (in thousands at year end) (11)		—		5,626		5,678		5,984
Number of Cable Digital Telephony RGUs (in thousands at year end) (11)		—		5,383		5,351		5,234
Number of Cable Mobile RGUs (in thousands at year end) (11)		—		334		308		240

Notes to Selected Consolidated Financial Information:

(1)	Except for Certificado de Participación Ordinario, or CPO, magazine circulation, employees, Revenue Generating Units, or RGUs. An RGU is defined as an individual service subscriber who is billable under each service (satellite pay television, broadband internet and voice).
(2)	Includes interest expense, interest income, foreign exchange loss or gain, net, and other finance income or expense, net. See Note 23 to our consolidated year-end financial statements.
(3)	For further analysis of net earnings per CPO (as well as corresponding amounts per Series “A” Share not traded as CPOs), see Note 25 to our consolidated year-end financial statements. In April 2025, 2024 and 2023 the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO, respectively.
(4)	The consolidated statements of income or loss of the Group for the years ended December 31, 2024, 2023, and 2022 have been prepared to present the discontinued operations following the spin-off of most of the businesses of the Group’s former Other Businesses segment effective on January 31, 2024 (the “Spin-off”). Accordingly, the consolidated statements of income or loss of the Group for the years ended December 31, 2023 and 2022 have been re-presented from those originally reported by the Company, to present in those years the results from discontinued operations of the businesses that were spun off by the Group on January 31, 2024.
(5)	As of December 31, 2024, 2023 and 2022, we had four classes of stock: Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares. Our shares are publicly traded in the United Mexican States, or Mexico, primarily in the form of CPOs, each CPO representing 117 shares comprised of 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares; and in the United States in the form of Global Depositary Shares, or GDSs, each GDS representing five CPOs. As of December 31, 2024, there were approximately 2,215.6 million CPOs issued and outstanding, each of which was represented by 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares, and an additional number of approximately 56,231.4 million Series “A” Shares, 0.2 million Series “B” Shares, 0.2 million Series “D” Shares and 0.2 million Series “L” Shares issued and outstanding (not in the form of CPO units). See Note 17 to our consolidated year-end financial statements.
(6)	The figures set forth in this line item are presented at amortized cost (principal amount, net of finance costs). Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2024 and 2023. See Notes 2(o) and 14 to our consolidated year-end financial statements.
(7)	The figures set forth in this line item are presented at amortized cost (principal amount, net of finance costs). See “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Indebtedness” and Note 14 to our consolidated year-end financial statements.
(8)	Capital expenditures are those investments made by us in property, plant and equipment. See “Information on the Company—Capital Expenditures”.
(9)	The figures set forth in this line item represent total circulation of magazines that were published independently and through joint ventures and other arrangements and do not represent magazines distributed on behalf of third parties. See “Operating and Financial Review and Prospects—Spin-off of Certain Businesses of Our Other Businesses Segment”. As of January 31, 2024, the properties relating to our former publishing activities were transferred to Ollamani, S.A.B. (“Ollamani”) in connection with the Spin-off.
(10)	Sky has operations in Mexico, the Dominican Republic and Central America. The figures set forth in this line item represent the total number of RGUs (pay television, or pay-TV, broadband internet, digital telephony and mobile services) for Innova at the end of each year presented. For a description of Innova’s business and results of operations and financial condition, see “Information on the Company—Business Overview—Our Operations—Sky”.
(11)	RGUs provided by the Company in our Cable segment (pay-TV, broadband internet, digital telephony and mobile services). For example, a single subscriber paying for cable television, broadband internet, digital telephony and mobile services represents four RGUs. We believe it is appropriate to use the number of RGUs as a performance measure for the Company’s Cable businesses given that these provide other services in addition to pay-TV. See “Operating and Financial Review and Prospects—Results of Operations—Total Segment Results—Cable” and “Information on the Company—Business Overview—Our Operations—Cable”.

Dividends

Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the Series “A” Shares and Series “B” Shares voting together, generally, but not necessarily, on the recommendation of the board of directors, or the Board of Directors, as well as a majority of the Series “A” Shares voting separately. Emilio Azcárraga Jean indirectly controls the voting of the majority of the Series “A” Shares and, as a result of such control, both the amount and the payment of dividends require his affirmative vote. See “Major Stockholders and Related Party Transactions—The Major Stockholders”. On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual ordinary dividend of Ps.0.35 per CPO. On April 27, 2022, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,053.4 million, which represents a payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 26, 2023, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,053.4 million, which represents a payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 26, 2024, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,019.0 million, which represents a payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 29, 2025, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,019.0 million, which represents a payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted on and approved at the applicable general stockholders’ meetings.

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

Economic Conditions in Mexico and Elsewhere May have a Material Impact on our Operations and Financial Condition

Mexico has historically experienced uneven periods of economic growth. Mexican gross domestic product, or GDP, increased by 3.1% in 2022, increased by 3.2% in 2023 and increased by 1.2% in 2024. Mexican GDP fell short of the Mexican government forecast in 2024 and, according to analysts, Mexican GDP is expected to increase by 0.5% in 2025. We cannot be sure that these estimates and forecasts will prove to be accurate.

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

Developments and the Perception of Risk in Other Countries, Especially in Europe, China, the United States and Emerging Market Countries, May Materially Adversely Affect the Mexican Economy, the Market Value of Our Securities and Results of Operations

The market value of securities of Mexican companies, the social, economic and political situation in Mexico and our financial condition and results of operations are, to varying degrees, affected by economic and market conditions in other countries, including the United States, countries in Europe, China and other Latin American and emerging market countries. Therefore, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value or trading price of securities of Mexican issuers. Crises in the United States, Europe, China or emerging market countries may reduce investor interest in securities issued by Mexican companies, including those issued by us.

Turmoil in other large economies, such as those in Europe, China and the United States, could have the effect of a downturn in the global economy. Further, our operations, including the demand for our products or services, and the price of our securities, have also historically been adversely affected by increases in interest rates in the United States and elsewhere.

In response to the Russian invasion of Ukraine, many jurisdictions, including the United States, United Kingdom, and European Union (“E.U.”), have imposed sanctions, export controls, import bans, new investment prohibitions, and other trade restrictions on Russia. While Mexico has thus far refrained from imposing such trade restrictions against Russia, the conflict in Ukraine and related sanctions against Russia may affect international macroeconomic conditions. Other geopolitical events, including the conflict in the Middle East, may also affect international macroeconomic conditions.

Any of these factors, would negatively affect the market value of our securities and make it more difficult for us to access capital markets and finance our operations in the future, which could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and the market price of our securities.

Economic conditions in Mexico are significantly correlated with economic conditions in the United States as a result of the free trade agreements and increased economic activity between the two countries. Adverse economic conditions in the United States or other related events could have a significant adverse effect on the Mexican economy, which could adversely affect our business, financial condition and results of operations. As a result of talks to renegotiate the North American Free Trade Agreement, or NAFTA, on November 30, 2018 (and as amended on December 10, 2019), the United States, Canada, and Mexico signed the United States-Mexico-Canada Agreement (USMCA), which has been approved by the Mexican Senate, the U.S. Senate, and Canada, and became effective on July 1, 2020. The USMCA renegotiation is expected to take place in 2026 and may introduce new terms that could impact Mexico’s economy and job creation. Although the USMCA aims to modernize trade relations, its implementation and long-term effects remain uncertain. Any unfavorable changes in the terms of the USMCA or other trade agreements could adversely affect our business operations and financial performance. Increased or perceptions of increased economic protectionism in the United States and other countries could potentially lead to lower levels of trade and investment and economic growth, which could have a similarly negative impact on the Mexican economy. Additionally, in early 2025 the U.S. administration began imposing various restrictions on foreign trade, including a range of tariff measures covering various countries and products, and targeting China in particular. Further, the U.S. administration has placed a 25% tariff on imports from Canada and Mexico, subject to an exemption for products that comply with the USMCA rules of origin and lower levels for certain goods. On April 2, 2025, the U.S. administration announced a new universal baseline tariff of 10%, plus an additional country-specific tariff for select trading partners, on all U.S. imports other than from Canada and Mexico. Although imposition of the country-specific tariff was temporarily paused for most countries (not including China) on April 9, 2025, the imposition of the baseline tariff and the uncertainty regarding future tariff policy could have an adverse effect on levels of trade and the economic conditions in the United States, Mexico, and third countries. These economic and political consequences could adversely affect our business, financial condition and results of operations.

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

We cannot be sure that events in other emerging market countries, in the United States or elsewhere will not materially adversely affect our business, financial condition, results of operations, cash flows, prospects and the market price of our shares. The United Kingdom left the E.U. on January 31, 2020 (“Brexit”); the relationship between the UK and the E.U. is governed by the post-Brexit trade and cooperation agreement, which covers (inter alia) trade, travel and immigration. Post-Brexit, the United Kingdom and Mexico negotiated and signed a trade agreement, the UK-Mexico Trade Continuity Agreement, which came into effect on June 1, 2021. In 2023, the United Kingdom formally agreed to join the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) of which Mexico is a member. Brexit has caused, and may continue to cause, both significant volatility in global stock markets and currency exchange rate fluctuations, as well as significant uncertainty from potentially divergent treaties, laws and regulations. Further, the Bank of England and other observers have warned of a significant probability of burdensome long-term economic effects related to a Brexit in the United Kingdom, which may be further impacted by the war in Ukraine, rising inflation and other recent geopolitical and economic factors.

Our profitability is affected by numerous factors including reductions in demand for the services provided in our Cable and Sky divisions, as well as in the rest of our business. The demand for our products and services in Mexico, the United States and in the other countries in which we operate may be adversely affected by the tightening of credit markets and economic downturns. We depend on the demand from customers in Mexico, the United States and the other countries in which we operate, and reduced consumer spending that falls short of our projections could adversely impact our revenues and profitability.

Any renegotiation of trade agreements or changes in foreign policy by the new administration may affect macroeconomic variables critical to Mexico’s economic stability, such as interest rates, exchange rates and inflation. The Mexican government could also implement retaliatory actions, such as imposing restrictions on Mexican imports of U.S. products or on Mexican exports to the United States.

These actions and their economic and political consequences may have an adverse effect on the Mexican economy, which in turn could impact our business, financial condition, results of operations and prospects. We cannot assure that developments in trade and tariff policies will not have a material adverse effect on our business, financial condition, results of operations and/or our ability to make payments under our financial obligations. See “Renegotiation of the Trade Agreements or Other Changes in Foreign Policy by the Presidential Administration in the United States Could Adversely Affect Imports and Exports Between Mexico and the United States and Other Economic and Geopolitical Effects may Adversely Affect Us.”

Uncertainty in Global Financial Markets Could Adversely Affect Our Financing Costs and Exposure to Our Customers and Counterparties

The global financial markets continue to be uncertain and it is hard to predict for how long the effects of the global financial stress of recent years will persist and what continuing impact it will have on the global economy in general, or the economies in which we operate, in particular, and whether slowing economic growth in any countries could result in decreased consumer spending affecting our products and services. If access to credit tightens and borrowing costs rise, our borrowing costs could be adversely affected. Difficulties in financial markets may also adversely affect some of our customers. In addition, we enter into derivative transactions with large financial institutions, including contracts to hedge our exposure to interest rates and foreign exchange rates, and we could be affected by severe financial difficulties faced by our counterparties.

The Emergence of a New Pandemic May Have a Material Adverse Effect on Our Business, Financial Position and Results of Operations

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

Severe devaluation or depreciation of the Peso may also result in governmental intervention, or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness and adversely affect our ability to obtain imported goods. The Mexican economy has suffered current account balance of payment deficits and shortages in foreign exchange reserves in the past. While the Mexican government does not currently restrict the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico, there can be no assurance that the Mexican government will not institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert Pesos into U.S. Dollars or other currencies for the purpose of making timely payments of interest and principal on indebtedness, as well as to obtain imported goods, would be adversely affected. Devaluation or depreciation of the Peso against the U.S. Dollar or other currencies may also adversely affect U.S. Dollar or other currency prices for our debt securities or the cost of imported goods.

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

An Increase in Interest Rates in the United States Could Adversely Impact the Mexican Economy and May Have a Negative Effect on Our Financial Condition or Performance

A decision by the U.S. Federal Reserve to increase applicable interest rates for banks’ reserves may lead to a general increase in interest rates in the United States. During the year ended December 31, 2024, the U.S. Federal Reserve decreased interest rates. However, there can be no assurance that the U.S. Federal Reserve will not maintain or make additional upwards adjustments to the current federal funds rate in the future to mitigate inflationary pressures. Changing interest rates may have unpredictable effects on markets, may result in heightened market volatility and may detract from our performance to the extent we are exposed to such interest rates and/or volatility. An increase in general interest rates may redirect the flow of capital from emerging markets into the United States because investors may be able to obtain greater risk-adjusted returns in larger or more developed economies than in Mexico. Thus, companies in emerging market economies such as Mexico could find it more difficult and expensive to borrow capital and refinance existing debt. This may negatively affect our potential for economic growth and our ability to refinance our existing debt and could materially adversely affect our business, financial condition, results of operations, cash flows, prospects and the market price of our shares.

Renegotiation of the Trade Agreements or Other Changes in Foreign Policy by the Presidential Administration in the United States Could Adversely Affect Imports and Exports Between Mexico and the United States and Other Economic and Geopolitical Effects may Adversely Affect Us

In recent years there has been uncertainty regarding U.S. policies related to trade, tariffs, immigration and foreign affairs, including with respect to Mexico. The current U.S. administration could cause a number of changes in the relationship between Mexico and the United States.

Additionally, other government policies in the United States could also adversely affect economic conditions in Mexico. The relationship between the Mexican and U.S. governments, as well as political and economic factors in each country, could lead to changes in international trade and investment policies, including new or higher taxes on products imported from Mexico to the United States. In early 2025, the U.S. administration has threatened, and in some cases imposed, a range of tariff measures targeting various countries and products. The U.S. administration has placed a 25% tariff on imports from Canada and Mexico, subject to an exemption for products that comply with the USMCA rules of origin and lower levels for certain goods. Further, on April 2, 2025, the U.S. administration announced a new universal baseline tariff of 10%, plus an additional country-specific tariff for select trading partners, on all U.S. imports. Although imposition of the country-specific tariff was temporarily paused for most countries (not including China) on April 9, 2025, the imposition of the baseline tariff and the uncertainty regarding future tariff policy could have an adverse effect on levels of trade and the economic conditions in the United States, Mexico, and third countries. The events described above could affect our activities, financial situation, operating results, cash flows and/or prospects, as well as the market price of our shares. Other economic and geopolitical effects could adversely affect us.

Given that the Mexican economy is heavily influenced by the economy of the United States, the implementation or potential renegotiation of the USMCA and/or other government policies in the United States that the federal administration may adopt could adversely affect economic conditions in Mexico. On September 30, 2018, Mexico, Canada and the United States reached an agreement on the terms and conditions of the USMCA, replacing NAFTA. On June 19, 2019, Mexico became the first country to ratify the USMCA, followed by the United States on January 16, 2020 and Canada on March 13, 2020. The USMCA entered into force on July 1, 2020. The USMCA includes a 16-year sunset clause, under which the terms of the agreement expire, or are suspended, after 16 years and is subject to review every six years, at which time the United States, Mexico and Canada may decide whether to extend the USMCA. The implementation or potential renegotiation of the new terms of the USMCA could have an adverse effect on the Mexican economy, including the level of imports and exports, which could in turn adversely affect our business, financial condition and results of operations. Other economic and geopolitical effects, including those related to United States policy on trade, tariffs and immigration, may also adversely affect us.

High Inflation Rates in Mexico May Decrease Demand for Our Services While Increasing Our Costs

In the past, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 7.8% in 2022, 4.7% in 2023 and 4.2% in 2024 and is projected to be 3.7% in 2025. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States. High inflation rates can adversely affect our business, financial condition and results of operations.

High Interest Rates in Mexico Could Increase Our Financing Costs

During the past year, Mexican interest rates increased in line with global market movements. The interest rates on 28-day Mexican government treasury securities averaged 7.7%, 11.1% and 10.7% for 2022, 2023 and 2024 respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

Political Events in Mexico Could Affect Mexican Economic Policy and Our Business, Financial Condition and Results of Operations

In 2024, Mexico held presidential, state, local and congressional elections, renewing 128 senators, all 500 deputies, state governors for Chiapas, Guanajuato, Jalisco, Morelos, Puebla, Tabasco, Veracruz, Yucatán, as well as the governor for Mexico City and a new president. These elections resulted in the election of President Claudia Sheinbaum from Morena, the ruling party. Additionally, Morena, through its political allies gained majority in the Mexican Congress and neared a qualified majority in the Senate, allowing the party to have leverage in the legislative process due to its ability to more easily meet the voting percentages needed for the passage of constitutional amendments, secondary laws and new legislation. We cannot predict the impact that political developments in Mexico will have on the Mexican economy nor can we provide any assurances that these events, over which the Company has no control, will not have an adverse effect on our business, financial condition, results of operations, cash flows and prospects. The Mexican government could implement significant changes in laws, policies, and regulations, which could affect the economic and political situation in Mexico.

Historically, the Mexican president has strongly influenced new policies and governmental actions that impact the Mexican economy. We cannot be sure that the current administration or any future administration will maintain business-friendly and open-market economic policies and policies that stimulate economic growth and social stability. Any administration could implement substantial changes in law, policy, and regulations in Mexico, which could adversely affect our business, financial condition, results of operations and prospects. In addition, any actions taken by the current administration may lead to riots, protests and looting that could adversely affect our operations. Our financial condition and results of operation may be adversely affected by changes in Mexico’s political climate, to the extent that such changes affect the nation’s economic policies, growth, stability, outlook, or regulatory environment.

For example, in 2024, the Executive Power submitted to the Mexican Congress which subsequently approved a package of constitutional amendments including (i) significant modifications to the Mexican judicial system, which includes the election of judges, federal magistrates supreme court justices by popular vote, (ii) the elimination of autonomous governmental bodies, (iii) the transfer of the National Guard (Guardia Nacional) to the Ministry of Defense (Secretaría de Defensa) and (iv) the reform of the constitutional supremacy, which limits the judicial system´s faculties to review, challenge and ultimately invalidate constitutional reforms.

We cannot assure you that Morena and its political party allies or any future members will not introduce new legislative initiatives, modify existing legislation or reform the Mexican Constitution, which could, in turn, result in economic or political conditions that could materially and adversely affect our business. To approve a constitutional reform, members of the Mexican Congress must issue a qualified majority vote, approved by a simple majority of the legislatures of the states.

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

Increased Labor Conflicts in Mexico Could Have a Material Adverse Impact on Our Financial Condition and Results of Operations

A number of events, such as (i) the endorsement by the Mexican Senate of the International Labor Organization’s Convention C098, the “Right to Organize and Collective Bargaining Convention” and (ii) the approval by the Mexican Congress to modify the Mexican Federal Labor Law and any other related laws or regulations, have caused, and continue to cause, labor conflicts in Mexico.

In addition, such conflicts have been exacerbated by (i) a 22.0% increase in the general minimum wage as of January 1, 2022, a further 20.0% increase as of January 1, 2023, a further 20.0% increase as of January 1, 2024 and a subsequent 12% increase as of January 1, 2025, and (ii) a 22.0% increase in the minimum wage in the municipalities near the northern border of Mexico as of January 1, 2022, a further increase of 20.0% as of January 1, 2023, and an additional 20.0% increase as of January 1, 2024, and a subsequent 12% increase as of January 1, 2025. These developments have led workers and labor unions to demand more significant benefits and higher salary increases than in prior years, which could in turn increase our operational expenses.

As of December 31, 2024, approximately 37.82% of our employees were represented by unions. We cannot predict how these developments may affect our results of operations or financial condition. Any increased demands by our unionized workers may lead to higher labor costs, which could have a negative impact on our financial condition and results of operations.

Additionally, it should be noted that recent and pending labor reforms in Mexico have introduced new obligations for employers that may materially impact our financial condition and results of operations as these reforms entail modifications to the legal framework that expand employer responsibilities concerning workplace standards and employee benefits. For example, in June 2023, Mexican Official Standard NOM-037-STPS-2023 on “Telework” (i.e., when a person carries out his or her activities more than 40% of the time outside of the workplace) was published, following the 2021 amendment to the Federal Labor Law. This standard requires employers to ensure adequate health and safety conditions at teleworkers’ designated workplaces, imposing obligations such as inspections, recordkeeping, and the coverage of certain expenses, which may result in additional labor-related costs.

Subsequently, in June 2024, amendments to the General Law to Prevent and Punish Human Trafficking classified excessive working hours as a form of labor exploitation. This reform increases legal exposure for employers that fail to comply with statutory work-hour limits, as violations may lead to both administrative and criminal liability.

In December 2024, legislation commonly referred to as the “Ley Silla” was enacted, requiring employers to guarantee that employees may rest in a chair with back support during their workday and prohibiting prolonged periods of standing. This may require infrastructure adjustments and modifications to workplace arrangements and policies.

Furthermore, a constitutional reform aimed at reducing the maximum number of weekly working hours is currently under discussion. Although negotiations are ongoing between government authorities and the private sector, it is anticipated that this reform will eventually be enacted. If enacted, it could significantly impact labor planning, scheduling, and operating costs, with potential implications for the Company’s competitiveness in the Mexican market.

Finally, several additional legislative proposals are under consideration, including increases to the statutory Christmas bonus (aguinaldo), extensions of paternity leave, the introduction of new mandatory rest days, a reduction in working hours, maternity premiums, and paid bereavement leave. These potential reforms, individually or collectively, could have a material adverse impact on our financial condition and results of operations.

Mexico has Experienced a Period of Increased Criminal Activity and Such Activities Could Adversely Affect Our Financing Costs and Exposure to Our Customers and Counterparties

During recent years, Mexico has experienced periods of increased criminal activity and violence, primarily due to organized crime. We cannot assure you to what extent these violent crimes will continue to increase or decrease, whether they will continue to expand throughout Mexico and if they will have further adverse effects on Mexico’s economy. These activities, as well as the escalation of and the violence associated with such activities, could have a material adverse impact on the business environment in which we operate, and therefore on our financial condition and results of operations.

Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Business, Financial Condition and Results of Operations

A significant portion of our business, activities and investments occur in heavily regulated sectors. In recent years, Mexican regulators and other authorities, including tax authorities, have increased their supervision and the frequency and amounts of fines and assessments have risen significantly. Although we intend to defend our positions vigorously when procedures are brought or fines are imposed by authorities, there can be no assurance that we will be successful in such defense. Our defense strategies include engaging with legal experts and regulatory consultants to navigate the complex regulatory landscape. However, we may in the future be required to pay fines and assessments that could be significant in amount, which could materially and adversely affect our business, financial condition, and results of operations.

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

On December 20, 2024, the Executive Branch published a constitutional amendment to Article 28 (the “Constitutional Amendment”) in the Official Gazette of the Federation, dissolving seven autonomous authorities, including the Federal Economic Competition Commission (“COFECE”) and the Federal Telecommunications Institute (“IFT”). Under this amendment, COFECE and IFT’s competition-related functions will be transferred to a newly created antitrust agency, which, although decentralized from the Executive Branch, will have legal status, its own budget, and technical and operational independence in its decisions, organization, and operation. Additionally, the separation between the investigative and adjudicative authorities will be maintained. All non-antitrust functions previously handled by the IFT will now fall under the jurisdiction of the Ministry of Infrastructure, Communications, and Transportation. As of the date of this report, the exact date on which COFECE and IFT will be officially extinguished remains uncertain.

Until new legislation is enacted and judicial interpretation is established, decisions and actions under the new framework may continue to have full legal effect unless declared void or unconstitutional by a competent court through a binding and final judgment.

Mexico’s new Federal Antitrust Law and the Ley Federal de Telecomunicaciones y Radiodifusión, or Telecommunications and Broadcasting Federal Law, or LFTR, including their regulations, may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions. In addition, the current Federal Antitrust Law and its regulations, as well as the conditions and measures imposed by the Instituto Federal de Telecomunicaciones, or Federal Telecommunications Institute, or IFT, an institute with constitutional autonomy responsible for overseeing the broadcasting (radio and television) and telecommunications industries and their antitrust matters, or by the Comisión Federal de Competencia Económica, or Mexican Antitrust Commission, or COFECE, may adversely affect our ability to determine the rates we charge for our services and products or the manner in which we provide our products or services. Approval of IFT or the COFECE, as applicable, is required to acquire certain businesses or enter into certain joint ventures. There can be no assurance that in the future IFT or the COFECE, as the case may be, will authorize certain acquisitions or joint ventures related to our businesses, the denial of which may adversely affect our business strategy, financial condition and results of operations. IFT or COFECE, as applicable, may also impose conditions, obligations and fines that could adversely affect some of our activities, our business, financial condition and results of operations. See “—Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Business, Financial Condition and Results of Operations”.

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

The economic plan for 2024 did not include any changes to the Mexican Income Tax Law, the Mexican Value Added Tax Law or the Mexican Federal Tax Code. The withholding income tax rate applicable to payments of interest made by Mexican financial entities was increased from 0.15% for 2023 to 0.50% for 2024.

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

The Amendment of Various Provisions of the Mexican Constitution Related to Telecommunications, and the LFTR, May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments

On December 20, 2024, the Executive Branch published the Constitutional Amendment in the Official Gazette, dissolving seven autonomous authorities, including COFECE and the IFT. Under this amendment, COFECE and IFT’s competition-related functions will be transferred to a newly created antitrust agency, which, although decentralized from the Executive Branch, will have legal status, its own budget, and technical and operational independence in its decisions, organization, and operation. Additionally, the separation between the investigative and adjudicative authorities will be maintained. All non-antitrust functions previously handled by the IFT will now fall under the jurisdiction of the Ministry of Infrastructure, Communications, and Transportation. The dissolution of IFT and COFECE is subject to the issuance of the relevant secondary regulation, which is still pending and uncertain.

Any regulations related to the LFTR that could be issued by the President of Mexico and the new regulator, as applicable, or amendments to the LFTR and certain actions recently taken by IFT, or to be taken under the new regulatory framework from time to time, affect or could significantly and adversely affect the business, results of operations and financial condition of certain of our subsidiaries that hold concessions and/or provide services in the areas of broadcasting, cable and telecommunications.

The LFTR previously established that measures taken or decisions issued by IFT are not subject to judicial stay. Therefore, subject to limited exceptions, until a decision, action or omission by IFT is declared void or unconstitutional by a competent court through a binding and final judgment, IFT’s decision, action or omission will be valid and will have full legal effect. Until new legislation is enacted and judicial interpretation is established, decisions and actions under the new framework may continue to have full legal effect unless declared void or unconstitutional by a competent court through a binding and final judgment.

As a result of the must-offer and must-carry regulations issued by IFT, starting on September 10, 2013, our concessionaries of broadcast services have been required to permit pay-TV concessionaries to retransmit broadcast signals, free of charge and on a non-discriminatory basis, within the same geographic coverage area simultaneously and without modifications, including advertising, and with the same quality of the broadcast signal, except in certain specific cases provided in the transitory Articles of the June 2013 Telecom Reform (the “Telecom Reform”). Also, since September 10, 2013, our pay-TV concessionaires are required to retransmit broadcast signals of free television concessionaires, free of charge and on a non-discriminatory basis, subject to certain exceptions and additional requirements provided for in the Telecom Reform.

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

On March 6, 2014, IFT issued a decision (the “Preponderance Decision”) whereby it determined that we, together with other entities with concessions to provide broadcast television, including some of our subsidiaries, are preponderant economic agents in the broadcasting sector in Mexico (together, the “Preponderant Economic Agent”). As part of the transaction consummated on January 31, 2022 (the “TelevisaUnivision Transaction”), Televisa, S. de R.L. de C.V. (“TVSA”), an entity formerly owned by the Company and now the operator of TelevisaUnivision’s Content business in Mexico, executed third party programming agreements with the Company’s entities that hold the broadcasting concessions. As a result of the TelevisaUnivision Transaction, TVSA is also part of the Preponderant Economic Agent.

The Preponderance Decision imposes on the Preponderant Economic Agent various measures, terms, conditions and restrictive obligations, including the following:

●	Infrastructure sharing — The Preponderant Economic Agent must make its passive broadcasting infrastructure available to third-party concessionaires of broadcast television for commercial purposes in a non-discriminatory and non-exclusive manner, with the exception of broadcasters that, at the time the measures enter into force, have 12 MHz or more of radioelectric spectrum in the geographic area concerned. Such passive broadcasting infrastructure includes, among others, non-electronic elements at transmitting locations, rights of way, ducts, masts, trenches, towers, poles, security, sites, land, energy sources and air conditioning system elements. This action may result in the Preponderant Economic Agent being bound to incur substantial additional costs and obligations in complying with this requirement, as well as affecting the results of operations. Furthermore, this measure will facilitate the entry and expansion of new competitors in the broadcasting industry without such competitors having to incur costs or investment expenses that new businesses in this industry otherwise would have made and which we incurred in the past and will continue incurring in the future in order to remain competitive. A first infrastructure offer with the terms and conditions to make our passive broadcasting infrastructure available to third-party concessionaires was published on our website on December 19, 2014 and was valid until December 31, 2016. This was succeeded by a second infrastructure offer, which we published on our website on November 30, 2016 and which was effective as of January 1, 2017. This was succeeded by a third infrastructure offer, which we published on our website on November 30, 2017 and was valid from January 1, 2018 until December 31, 2019, which was declared unconstitutional by the Supreme Court on November 26, 2019. This was succeeded by a fourth infrastructure offer, which we published on our website on November 30, 2019, to be effective from January 1, 2020 through December 31, 2021. This was succeeded by a fifth infrastructure offer, which we published on our website on November 30, 2021, effective from January 1, 2022 through December 31, 2023. This was succeeded by a sixth infrastructure offer, which we published on our website on December 1, 2023, effective from January 1, 2024 through December 31, 2025. The price to be paid by the concessionaires for the use of our infrastructure on the sixth infrastructure offer is subject to negotiation. As of the date of this report, we have not received any request from third-party concessionaries regarding such infrastructure offer; however, we are unable to predict the impact of the use of the sixth infrastructure offer on our businesses, results of operations and financial conditions of certain of our subsidiaries that hold concessions and/or provide services in the areas of broadcasting and telecommunications.
●	Advertising sales — According to the Preponderance Decision, the Preponderant Economic Agent must deliver to IFT the terms and conditions of its broadcast advertising services and fee structures, including commercials, packages, discount plans and any other commercial offerings and publish them on its webpage. The Preponderant Economic Agent also must make publicly available on its website its forms of contracts and terms of sale for each service. Based on this decision, the Preponderant Economic Agent is expressly prohibited from refusing to sell advertising and/or discriminating with respect to the advertising spaces being offered. If IFT considers that the Preponderant Economic Agent has failed to comply with the foregoing, IFT may order the Preponderant Economic Agent to make its advertising spaces available, which, in turn, could affect the ability of the Preponderant Economic Agent to carry out its advertising sales plans in an efficient and competitive manner, affecting its operating results. This provision may also affect the ability of the Preponderant Economic Agent to offer competitive rates to its customers.

●	Prohibition on acquiring certain exclusive content — The Preponderant Economic Agent may not acquire transmission rights, on an exclusive basis, for any location within Mexico with respect to certain relevant content, determined by IFT in the “Ruling whereby IFT identifies the relevant audiovisual contents in terms and for the purposes of the fourth measure and the second transitory article of the fourth attachment of the Telecommunication Preponderance Decision and the Broadcasting Preponderance Decision”, or the Relevant Content Ruling, which list may be updated every two years by IFT. Relevant content is defined as programs with a high expected level of regional or national audience and with unique characteristics that in the past have generated high levels of national or regional audiences. The Relevant Content Ruling identified certain programs that would be considered relevant content, namely, Mexican national soccer team games, the opening and closing ceremonies of the Olympic Games, the opening and closing ceremonies and semifinals and finals of the FIFA World Cup, and the finals of the Mexican Soccer League. Also, on November 14, 2018, IFT updated the list, eliminating the opening and closing ceremonies of the Olympic Games and adding 16 matches of the FIFA World Cup, semifinals of the Mexican Soccer League and the Super Bowl. This Ruling applies to the Preponderant Economic Agents and may limit the ability of the Preponderant Economic Agents to negotiate and have access to this content and could affect their ability to acquire content in the medium and long term, which could significantly and adversely affect their revenues and results of operations from the sale of advertising, as well as the quality of the programming offered for their audiences.
●	Over-the-air channels — When the Preponderant Economic Agent offers any of its over-the-air channels, or channels that have at least 50% of the programming that is broadcast daily between 6:00 a.m. and midnight on such channels, to its affiliates, subsidiaries, related parties or third parties, for distribution through a different technological platform than over-the-air broadcast television, the Preponderant Economic Agent must offer these channels to any other person that asks for distribution over the same platform as the Preponderant Economic Agent has offered, on the same terms and conditions. Also, if the Preponderant Economic Agent offers a package of two or more of these channels, it must also offer them in an unpackaged form upon request.
●	Prohibition on participating in “buyers’ clubs” or syndicates to acquire audiovisual content, without IFT’s prior approval — The Preponderant Economic Agent may not enter into or remain a member of any “buyers’ club” or syndicates of audiovisual content unless it has received the prior approval of IFT. A “buyers’ club” is defined as any arrangement between two or more economic agents to jointly acquire broadcast rights to audiovisual content in order to obtain better contractual terms. This may result in the Preponderant Economic Agent not having exclusive access to certain audiovisual content and consequently its audiences may move to other broadcast television transmissions or other technological platforms that transmit such content. It may also result in its acquisition costs significantly increasing, which can affect business strategy, financial condition and results of operations.

On February 27, 2017, as part of the biennial review of the broadcasting sector preponderance rules, IFT amended various measures, terms, conditions and restrictive obligations (the “New Preponderance Measures”) as follows:

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

The biennial review of the broadcasting sector preponderance rules that began in 2019 was concluded due to the resolution of the amparo. A new biennial review began in 2023 and on April 30, 2024, the IFT notified the Company of the ruling of their biennial review proceeding to modify, add, and remove some of the existing preponderance measures in the broadcasting sector. The modifications to the previous ruling include: updating requirements and specific elements to be considered in the Public Offering of Passive Infrastructure and its Electronic Management System (SEG), including in connection with tariffs negotiation; the continuation of the prohibition to acquire Relevant Audiovisual Content on an exclusive basis, unless the right to sublicense such content to other broadcasters in Mexico is acquired; and the addition of specific requirements for the provision of advertising services, particularly for the promotion of telecommunications services.

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

As part of our expansion of our Cable business, on December 17, 2018, we acquired FTTH de México, S.A. de C.V., or FTTH, under the provisions set forth in transitory Article 9 of LFTR. On May 8, 2019, the IFT launched an investigation to analyze if, as a result of the transaction, the Company and TVSA acquired substantial power in the market of telecommunications networks providing voice, data or video services. On September 4, 2019, the IFT Investigative Authority issued a preliminary opinion, whereby it assessed that there were elements to determine that the Company had substantial power in 35 relevant markets of the telecommunications networks that provide restricted television and audio services. Those relevant markets comprise 35 municipalities in the following States: Aguascalientes, Chihuahua, Ciudad de México, Estado de México, Jalisco, Nuevo León and San Luis Potosí. As a response to the preliminary opinion, the Company presented its position and provided evidence to prove that the Company does not hold substantial power in the relevant markets established in the preliminary opinion. On November 26, 2020, the IFT notified the Company of the final resolution confirming the existence of substantial power in the 35 relevant markets of restricted television and audio services. Consequently, on December 17, 2020, the Company filed three amparos challenging the constitutionality of the resolution. In October 2022, TVSA, the Company and some subsidiaries of the Company’s Cable and Sky businesses obtained favorable amparo resolutions from a specialized federal judge which determined that the resolution of IFT about the substantial power on the restricted services of the television and audio market in 35 municipalities in Mexico, after the acquisition of the direct to home fiber-optic and assets related to Axtel, S.A.B. de C.V. in December 2018, was unconstitutional. On January 24, 2024, a Federal Court resolved through a final resolution from the amparo of TVSA and instructed the IFT to revoke the substantial power resolution. On March 6, 2024, as a result of the amparo resolution, the IFT revoked the substantial power resolution and determined to close the file only for TVSA. On May 16, 2024, a Federal Court ruled on the amparo proceedings of the Company and some subsidiaries of its Cable and Sky businesses, ordering the IFT to repeal the determination that declared the Company, its concessionaires of restricted television and audio services and other entities as Economic Agent with Substantial Power in the 35 relevant markets of restricted television and audio services. On June 21, 2024, the IFT notified the Company of such repeal ruling in compliance with the guidelines issued by the Federal Court. With this resolution, the procedure initiated by the IFT to impose asymmetric measures on the Company and its subsidiaries was also repealed, and the measures provided in the current regulations for these purposes are no longer applicable. Some of the consequences derived from the determination of substantial market power are applicable as a matter of law and others may be imposed by IFT in a new procedure in accordance with the LFTR; these may consist of: (i) the obligation to obtain IFT’s approval and to register the rates for our services; (ii) to inform the IFT in case of the adoption of new technology or modifications to the network; (iii) the agent with substantial power may not be entitled to the benefits of some rules of the “must carry” and “must offer” provisions; and (iv) the implementation of accounting separation.

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

Overall, the Telecom Reform, the LFTR and secondary regulations already issued and to be issued by the executive power or the Mexican Congress, as applicable, as well as any actions taken by the new regulator, may increase our operating costs and interfere with our ability to provide, or prevent us from offering, some of our current or future services.

The transition to the new regulatory entities could introduce further uncertainty regarding compliance obligations, competitive conditions, and market dynamics, all of which may materially affect our business and financial performance. As the legislative and regulatory landscape continues to evolve, we will closely monitor any changes that may impact our business operations, including potential amendments to the LFTR and new enforcement mechanisms established by the restructured regulatory framework.

See “Information on the Company—Business Overview—Regulation—Telecom Reform and Broadcasting Regulations”.

Risk Factors Related to Our Major Stockholders

Emilio Azcárraga Jean Has and Will Have Substantial Influence Over Our Management and the Interests of Mr. Azcárraga Jean may Differ from Those of Other Stockholders

We have four classes of stock: Series “A” Shares, Series “B” Shares, Series “D” Shares, and Series “L” Shares. A trust for the benefit of Emilio Azcárraga Jean, or the Azcárraga Trust, currently holds 44.7% of the outstanding Series “A” shares, 0.1% of the outstanding Series “B” shares, 0.1% of the outstanding Series “D” shares and 0.1% of the outstanding Series “L” shares of the Company. As a result, Emilio Azcárraga Jean controls the vote of the shares held through the Azcárraga Trust. The Series “A” Shares held through the Azcárraga Trust constitute a majority of the Series “A” Shares whose holders are entitled to vote because non-Mexican holders of CPOs or GDSs are not permitted to vote the underlying Series “A” Shares in accordance with the trust agreement governing the CPOs and the Company’s bylaws. Accordingly, and so long as non-Mexicans own more than a minimal number of Series “A” Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws. See “Major Stockholders and Related Party Transactions—The Major Stockholders”.

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

We hold a number of concessions from IFT (previously from Secretaría de Comunicaciones y Transportes or SCT) to broadcast programming over television stations, and to provide telecommunication services. In November 2018, all of our digital broadcast television concessions were renewed and, as a consequence, IFT delivered to the Company concessions (i) for the use of spectrum until 2042 and (ii) that grant the authorization to provide digital broadcasting television services until 2052. See “—Risk Factors Related to Mexico—Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”. The expiration dates of our cable concessions range from 2026 to 2059 and our DTH concessions expire between 2030 and 2056. Cablevisión, S.A. de C.V. (“Cablevisión”) obtained a telecommunications concession expiring in 2029, which changed to an integrated sole concession in 2019, but kept its original term. In September 2022, Cablevisión began the process of extending the term of the integrated sole concession title granted in May 2019, and through a resolution dated June 7, 2023, the Plenary of the IFT authorized the extension of the term of the Cablevisión integrated sole concession for an additional 30 years beginning in September 2029. Consequently, in August 2023, the IFT delivered to Cablevisión a new integrated sole concession title that authorizes Cablevisión for such additional period.

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

See “—Risk Factors Related to Mexico—Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “—Risk Factors Related to Mexico—The Amendment of Various Provisions of the Mexican Constitution Related to Telecommunications, and the LFTR, May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

We Face Intense Competition in Each of Our Markets

We face competition in all of our businesses. The entities in which we have strategic investments and the joint ventures in which we participate, including TelevisaUnivision, also face intense competition. We expect that competition in our different businesses will intensify.

In addition, the industries in which we operate are changing rapidly because of new participants and evolving technologies.

The cable industry in Mexico has become highly competitive, and we face significant competition. Most telecommunications operators are authorized to provide pay-TV, internet broadband services and voice services, including Voice over Internet Protocol, or VoIP, which poses a risk to us. We also face competition from the Preponderant Economic Agent in telecommunications, particularly in the provision of broadband and fixed telephony services. Our broadband services also face competition from mobile telecom and low earth orbit satellite operators. The cable business is also capital intensive.

Our pay-TV companies face competition from IPTV, AVOD or over-the-top (“OTT”) providers such as Netflix, Disney+, Claro Video, Prime Video (Amazon), Star+, Max, Apple TV+ and YouTube among others, as well as from other pay-TV operators such as Dish México, Total Play, Megacable and other cable television companies.

Our DTH satellite business faces competition from various competitors, including other DTH operators in Mexico, such as Dish México, and pay-TV providers such as Megacable, Total Play, as well as from Digital TV, OTT and other streaming platforms.

Our businesses compete with other traditional and digital media companies with respect to advertising and sales, including pay-TV, social media, podcasts, outdoor advertising and publishing, among others.

Our future success will be affected by changes in the industries where we participate, which we cannot predict, and consolidation in such industries could further intensify competitive pressures. We expect to face competition from an increasing number of sources in Mexico and abroad, including emerging technologies that provide new services to broadband and pay-TV customers and new entrants in the industries where we participate, which will require us to make significant investments and capital expenditures in new technologies and will result in higher costs in the acquisition of content or may impair our ability to renew rights to special events, including sporting and entertainment events. Our business may require substantial capital to pursue additional acquisitions and capital expenditures, which may result in additional incurrence of leverage, issuance of additional capital or a combination thereof.

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

Our business operations rely heavily on network and information systems and other technology systems, including cloud computing. We also rely on our information technology systems and those from third parties. Incidents affecting these systems, such as cyber-attacks, malware (including deployment of ransomware), phishing and social engineering compromises, denial of service attacks and other destructive or disruptive activities, process breakdowns, outages, or malicious or accidental release of information may lead to a disruption of our operations, improper disclosure of personal data of clients, subscribers, or employees, or other privileged or confidential information, or unauthorized access to our digital content or any other type of intellectual property. It is common for a company such as ours to be subjected to continuous attempted cyber-attacks or other malicious efforts designed to cause a cybersecurity incident. Such attempts, if successful, could lead to interruptions of our business and damage our reputation and may require us to expend substantial resources on litigation, regulatory investigation and enforcement, and remediation costs, and could therefore have a material adverse effect on our business, including our strategy, reputation, results of operations, and financial condition. We continue to work closely with our external advisors to prevent cybersecurity incidents, and to invest in maintaining and improving our cybersecurity resilience, and the Company’s cybersecurity risks, and mitigation actions are monitored by the Information Security group, and referred to the Audit Committee that reports to our Board of Directors. However, we cannot assure that we or our respective third-party service providers will not experience any future security breaches, cyber-attacks or unauthorized disclosures. The tools and methods used by hackers and cyber criminals (such as the increasing use of artificial intelligence (“AI”)), including emerging technology such as generative AI, are augmenting cybercriminal capabilities, enabling more sophisticated and scalable attacks (for instance, phishing and social engineering). There can be no assurance that our or our third-party service providers’ preventative efforts can fully prevent or mitigate all such incidents or be successful in avoiding harm to our business in the future.

Use of Artificial Intelligence in Our Operations Could Result in Reputational or Competitive Harm, Legal or Regulatory Liability and Adverse Impacts on Our Results of Operations.

We have incorporated, and expect to continue to incorporate in the future, AI technologies into our operations and product offerings. The use of AI involves various risks and challenges that could adversely affect our business, financial condition or results of operations. We currently use AI technologies, including those licensed from third parties in our business to increase efficiency in our internal operations. We also leverage large language models to offer letizzia, an AI-powered chatbot assistant, on our izzi website to improve customer service efficiency and experience. The development and deployment of AI technologies (including technologies developed or deployed by third-party vendors) involve inherent technical complexities and uncertainties, and these technologies may encounter unexpected technical difficulties, disruptions, outages, loss of data, and limitations or errors, including inaccuracies in data processing or flawed algorithms, which we may not be able to detect or control and could compromise the reliability and effectiveness of our products and services incorporating such systems.

The use of AI technologies, including large language models, has resulted in, and may in the future result in, cybersecurity vulnerabilities or incidents that implicate the personal information, intellectual property, proprietary data or other sensitive information of end users of such applications. Any such cybersecurity incidents related to our use of AI technology, or our vendors’ use of AI technology, could adversely affect our business strategy, reputation and results of operations. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms and models may be flawed. Datasets used in AI training, development, or operations may be insufficient, of poor quality, reflect unwanted forms of bias, or raise other legal concerns (such as concerns regarding copyright protections). AI technology also presents emerging social and ethical issues, and if our use of such technology draws scrutiny or becomes controversial, we may experience brand or reputational harm, competitive harm, regulatory investigations and/or legal liability.

The increased adoption of AI technologies in our products and services also may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks or other complications that could adversely affect our business, reputation or financial results. The regulatory landscape governing AI technologies is evolving rapidly, and various jurisdictions, including Europe and certain U.S. states, have proposed or already adopted laws governing the use, development and deployment of AI technologies. Changes in laws, regulations or enforcement practices may impose new compliance requirements, restrict certain AI applications or increase our regulatory obligations, which could negatively impact our business and results of operations.

We Are Subject to a Variety of Global Laws, Regulations, and Rules Related to Privacy and Personal Data Protection, Which Are Evolving, and Increased Public Scrutiny of Privacy and Security Issues Could Result in Increased Government Regulation, Industry Standards, and Other Legal Obligations That Could Adversely Affect Our Business

In the ordinary course of business and in particular in connection with content acquisition, making our services and products available to consumers, we collect and utilize information supplied by consumers and other third parties, which may include personal information and other data. As a result, we are subject to laws, rules and regulations in Mexico, the E.U., the U.S., and in other countries relating to privacy and the collection, use and security of personal information.

A growing number of global jurisdictions have passed and/or are considering legislation implementing privacy and data protection requirements that could increase the cost and complexity of delivering our products and services. For example, in Mexico, the Federal Law for Protection of Personal Data Held by Private Persons (Ley Federal de Protección de Datos Personales en Posesión de los Particulares, or LFPDPPP) protects personal data collected by us and, among other things, requires that we ensure the confidentiality of information received from customers. On December 20, 2024, a decree was published to dissolve the National Institute for Transparency, Access to Information, and Personal Data Protection (INAI). Its responsibilities for transparency and personal data protection were transferred to the Ministry of Anticorruption and Good Governance (formerly the Ministry of Public Function). The specific department overseeing data protection will be defined in the Ministry’s Internal Regulations. Despite the INAI’s dissolution, Mexico’s data protection framework remains in place, including the LFPDPPP, its Regulations, and Privacy Notice Guidelines. However, regulatory enforcement may face uncertainties during and after the transition.

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

In the U.S., the California Consumer Privacy Act (“CCPA”), as amended by the California Consumer Privacy Rights Act, regulates companies’ use and disclosure of the personal information of California residents, gives California residents rights with respect to their personal information, and authorizes enforcement actions by the California Attorney General and the California Privacy Protection Agency and private class actions for data breaches. The CCPA marked the beginning of a trend toward more stringent state data privacy legislation in the United States. Numerous other states have also enacted, or are in the process of enacting or considering, comprehensive state-level data privacy and security laws, rules, and regulations that share similarities with the CCPA. Each of these laws regulate the way that companies collect, use, and share personal information about certain consumers located in those states, may impose restrictions on our ability to collect, use and disclose personal information and increase our obligations to safeguard, certain consumer information.

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

Following the Consummation of the TelevisaUnivision Transaction and the Spin-Off of Certain Businesses of our Former Other Businesses Segment to create Ollamani, Our Continuing Operations Are Less Diversified, Primarily Focused on Our Cable and Sky Segments, and Rely Significantly on Contractual Arrangements with TelevisaUnivision to Provide Content for Our Operations

Following the completion of the TelevisaUnivision Transaction and Spin-off, revenue from our continuing operations is less diversified. Due to the combination of our former Content business with TelevisaUnivision and the Spin-off, our results of operations have been more reliant on our Cable and Sky segments, which increases our exposure to the risks of such businesses.

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

Climate Change Effects May Have an Adverse Impact On Our Operations and Our Financial Results

The effects of climate change and extreme weather events (such as sea level rise, drought, flooding, heat waves, wildfires and resultant air quality effects and power shutdowns associated with wildfire prevention, hurricanes and increased storm severity, as well as earthquakes in Mexico’s seismic zones) may affect our operations and financial results, and cause interruptions in the services we provide, our suppliers’ ability to provide us the services and goods necessary for our operations, and cause damage to our infrastructure. We could incur significant costs as a result of the physical effects of climate change. We also may not have enough coverage under our insurance policies to recover the amounts required to address impacts relating to these incidents. In addition, claims for certain losses could be denied or subject to deductibles, exclusions under our insurance policies, and our insurance premiums may increase substantially because of such claims, or insurance companies could altogether avoid coverage in certain areas with high exposure to extreme weather events. We are also subject to transition risks (such as additional legal or regulatory requirements, changes in technology, market risk and reputational risk) and social and human effects (such as harm to health and well-being) associated with climate change. New legal or regulatory requirements to prevent, mitigate, or adapt to the implications of a changing climate could result in our being subject to increased compliance costs, restrictions on greenhouse gas emissions, investment in new technologies, increased carbon disclosure and transparency, investments in developing data gathering and reporting systems, upgrade of facilities to meet new building codes, and increased energy costs, which could increase our operating costs. Our supply chain would also likely be subject to these same transition risks and would likely pass along any increased costs and disclosure requirements to us, which may impact our ability to procure goods or services required for the operation of our business.

A Department of Justice Investigation of FIFA-Related Activity May Have a Material Impact on Our Consolidated Financial Condition or Results of Operations

As the Company previously announced on August 30, 2024, a Department of Justice investigation of FIFA-related activity may have a material impact on the Company’s consolidated financial condition or results of operations. The Company cannot predict the outcome of the investigation or whether it will in fact have a material impact. The Company is cooperating with the investigation. For a description of the investigation, see “Additional Information—Legal Proceedings”.

Risk Factors Related to TelevisaUnivision

The Results of Operations of TelevisaUnivision May Affect Our Financial Performance and the Value of Our Investment in that Company; Key Members of Our Management Team Also Participate in the Management of the Mexican Content Business of TelevisaUnivision

We have a substantial investment in TelevisaUnivision, the ultimate parent company of Univision Holdings, Inc. (“UHI”) and Univision Communications Inc. (“UCI”; together with TelevisaUnivision and UHI, “Univision”). On January 31, 2022, we consummated the TelevisaUnivision Transaction with Univision and, for the limited purposes set forth in the transaction agreement (the “2021 Transaction Agreement”), affiliates of Searchlight Capital Partners, LP (“Searchlight”), ForgeLight LLC (“ForgeLight”) and Liberty Global plc, through its venture investment vehicle (“Liberty Global”), pursuant to which, among other things, we contributed our former Content business segment (other than certain assets including the main real estate associated with the production facilities and Mexican over-the-air broadcast concessions and transmission infrastructure, as well as assets relating to our former news business which was transferred at closing to an entity controlled by Emilio Fernando Azcárraga Jean (the “News Company”)) to Univision. After the closing of the TelevisaUnivision Transaction, news programs are owned by the News Company and licensed to TelevisaUnivision. In consideration for the contribution of our former Content business, we received approximately U.S.$4.5 billion in a combination of cash (U.S.$3.0 billion) and U.S.$1.5 billion of common and preferred shares of TelevisaUnivision, excluding post-closing adjustments. The TelevisaUnivision Transaction was partially financed by Univision through a new Series C preferred equity investment in TelevisaUnivision of U.S.$1.0 billion in the aggregate led by ForgeLight, along with the SoftBank Latin American Fund, with participation from Google and The Raine Group, as well as debt financing. As of March 31, 2025, we owned a 42.6% equity interest on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) in TelevisaUnivision. However, we do not control TelevisaUnivision. As a result, we do not consolidate TelevisaUnivision’s results and we no longer consolidate the results of the former Content business segment that we contributed in the TelevisaUnivision Transaction. Our investment in TelevisaUnivision is currently held in the form of shares of common stock and convertible preferred stock. The value of the common stock and preferred stock of TelevisaUnivision, neither of which are publicly traded, will fluctuate and could materially increase or decrease in value.

The value of those shares of TelevisaUnivision common stock and convertible preferred stock, and thus the value of our investment in TelevisaUnivision and our reported results of operations, will be affected by the results of operations of TelevisaUnivision and its subsidiaries. The business, financial condition and results of operations of TelevisaUnivision and its subsidiaries could be materially and adversely affected by risks including, but not limited to: (i) TelevisaUnivision’s inability or failure to service or refinance its debt, particularly in a higher interest rate environment; (ii) cancellation, reductions or postponements of advertising; (iii) adverse global and national economic conditions, including inflationary pressures and exchange rate volatility; (iv) changes in the size of the U.S. Hispanic population, including the impact of U.S. federal and state immigration legislation and policies on both the U.S. Hispanic population and persons emigrating from Latin America, as well as an increase in the preference among Hispanics for English-language programming, or Spanish-language programming on platforms other than those of TelevisaUnivision; (v) an increase in the cost of, and/or decrease in the supply, quality of and/or demand for, TelevisaUnivision’s content; (vi) changes in the rules and regulations of the Federal Communications Commission (the “FCC”), as well as other federal, state and local regulations, including those applicable in Mexico; (vii) competitive pressures from other content distributors, other entertainment and news media and broadcasters, particularly in Mexico and the U.S. markets, including the New York, Los Angeles and Miami-Fort Lauderdale markets, where a large percentage of TelevisaUnivision’s target audience lives; (viii) TelevisaUnivision’s failure to retain the rights to popular programming, including sports programming; (ix) TelevisaUnivision’s failure to renew existing carriage agreements or reach new carriage agreements with multichannel video programming distributors or other content distributors, (x) possible strikes or other union job actions; (xi) the impact of new technologies as well as TelevisaUnivision’s ability to successfully operate ViX, its streaming operations; and (xii) failure to develop, produce or acquire content for, attract customers for and/or profitably commercialize ViX as a Spanish-language direct to consumer and direct to business platform.

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

The Performance of TelevisaUnivision May Affect the Market Price of Our Shares and of Our CPOs or GDSs, the Underlying Asset of Which Are Our Shares

As of March 31, 2025, we owned a 42.6% equity interest on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) in TelevisaUnivision. Such interest forms an important part of our assets and an important part of our share of income of associates and joint ventures. As a result of the foregoing, the performance of TelevisaUnivision may have an effect on the market price of our shares or of the CPOs or GDSs, the underlying asset of which are the shares of Grupo Televisa. In addition, changes in market conditions, particularly in relation to U.S. media companies, could impact the valuation of TelevisaUnivision and may affect the market price of our shares.

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

Capital Expenditures

The table below sets forth our expected capital expenditures for the year ended December 31, 2025 and our actual capital expenditures, investments in joint ventures and associates, and acquisitions for the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,(1)(2)
	2025		2024		2023		2022
	(Expected)		(Actual)		(Actual)		(Actual)

	(Millions of U.S. Dollars)
Capital expenditures	U.S.$	665.0	U.S.$	493.0	U.S.$	828.5	U.S.$	859.8
GTAC(3)		3.4		7.0		8.8		8.4
Total capital expenditures and investments	U.S.$	668.4	U.S.$	500.0	U.S.$	837.3	U.S.$	868.2
(1)	Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2024, 2023 and 2022 were paid for in Pesos. These Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made. See “Key Information—Selected Financial Data”.
(2)	See “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.
(3)	See “—Business Overview—Our Operations—Cable”, and “—Business Overview—Investments” for a discussion of GTAC.

In 2024, 2023 and 2022, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2025 and potential capital expenditures, investments and/or acquisitions going forward, which could be substantial in size, through a combination of cash from operations, cash on hand, equity securities, and/or the incurrence of debt, or a combination thereof.

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

The Company’s Cable business offers integrated services, including video, high-speed data and voice to residential and business customers as well as managed services to domestic and international carriers.

The Company owns Sky, a leading DTH satellite pay television system in Mexico.

The Company holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, and the Company’s Cable and DTH systems.

In addition, the Company is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the United States and over 50 countries through television networks, cable operators, audio platforms and streaming services.

Business Strategy

We operate a Cable business and Sky, a DTH platform. We intend to continue strengthening our position in these businesses and growing by continuing to make additional investments, which could be substantial in size, while maintaining our focus on profitability and financial discipline.

We are the largest shareholder of TelevisaUnivision, a leading media company producing, creating and distributing Spanish speaking content through several broadcast channels in Mexico, the United States and over 50 countries through TV networks, cable operators, audio platforms and streaming services. We intend to continue exploring potential ventures and business opportunities with TelevisaUnivision.

In addition, we intend to continue to analyze opportunities to expand our business by investing in new technologies, developing new business initiatives and/or through business acquisitions and investments. We also continue to evaluate strategic alternatives for our non-core assets.

Continue Building Our Cable and DTH Platforms

Cable. We are a shareholder of several Mexican cable companies, which under the “izzi” trademark offer cable television, high speed internet and IP telephony services throughout Mexico, as well as other services such as mobile telephony, voice services, value added services and virtual networks.

●	We own a 51.5% controlling stake in Cablevisión, which operates in Mexico City and its metropolitan area;
●	We own 100% of TVI, Cablemás and Cablecom, which operate in several states of Mexico.

With a consolidated 6.142 million subscriber base and 19.9 million homes passed as of December 31, 2024, these companies are important service providers in Mexico. “Homes passed” refers to any residential homes or businesses that are connected to telecommunications systems, those prepared to be connected to telecommunications systems but are not currently connected or require some type of investment in order to be connected. For instance, each apartment located in a building that is prepared to be connected to telecommunications systems represents one home passed. It is generally understood that a home or business counts as a home passed when it can be connected to a telecommunications network without additional extensions to the main transmission lines. Our cable strategy aims to increase our subscriber base, average monthly revenues per subscriber and penetration rate by:

●	continuing to offer high quality content;
●	continuing to upgrade our existing cable network into a broadband or fiber-optic bidirectional network;
●	aiming to provide digital services in order to stimulate new subscriptions, substantially reduce piracy and offer new value-added services;
●	increasing the penetration of our high speed internet access and other multimedia services as well as providing a platform to offer internet protocol, or IP, and telephony services;
●	continuing the roll out of advanced digital set-top boxes which allow the transmission of high definition programming and recording capability, including OTT services;
●	continuing to grow our mobile product, bundling it with our other services; and
●	continuing to leverage our strengths and capabilities to develop new business opportunities and expand through additional investments and/or acquisitions, which can be substantial in size.

Our Cable business has introduced several new services in recent years, such as interactive television and other enhanced programming services, including high-speed internet access via cable modem and fiber optics to the home, as well as IP telephony. We currently market a unified offering for residential customers under the izzi brand, available since November 2014. izzi offers telecommunications service packages that include unlimited telephone service, high-speed data access, and pay-TV programming for residential customers and micro and small businesses. In June 2016, we launched “izzi TV,” a new entertainment platform that, among other services, offers customers live channels, SVOD (Subscription Video on Demand), and access to all of the company’s content. Recently, these packages include access to Max, Netflix, Vix Premium, Disney+, Paramount, among others. izzi TV is available through the “izzi TV” set-top box and “izzi Go,” a TV Everywhere app for authenticated subscribers that allows users to access on-demand TV channels, movies, and series, compatible with PCs and iOS and Android platforms. izzi Go also features remote control capabilities compatible with our izzi TV set-top boxes. For an additional cost, subscribers can choose from several “izzi TV” service add-ons, such as TVOD (Transactional Video on Demand), Max, Disney+, and Star+, among others. In addition to the izzi brand, our Cable business also offer telecommunications services under the Wizz and Wizzplus brands in some municipalities. In July 2018, our Cable business launched “Afizzionados,” our first own sports channel dedicated to soccer, broadcasting curated sports content and exclusive matches which was discontinued from the programming Schedule on April 30, 2024. In November 2018, we launched “izzi flex” (home wireless internet) and “izzi pocket” (mobile internet), offering speeds from 5 Mbps to 20 Mbps. In 2018 and 2019, we renewed our Triple Play product with voice, broadband, and video benefits. In June 2020, we launched our mobile virtual network operator (MVNO) service, “izzi mobile,” which offers mobile service to broadband subscribers, offering calls, SMS, and gigabytes at a competitive price through a reseller agreement with Altán Redes, S.A.P.I. de C.V. (“Altán Redes”). We also offer mobile services through “Bestel mobile,” which offers calls, SMS, and gigabytes depending on the coverage area for business, corporate, and government customers through a reseller agreement with Altán Redes and Radiomóvil Dipsa, S.A. de C.V. Recently, we also launched our new “izziTV-smart” set-top box, which has allowed us to become one of the largest OTT aggregators in Mexico. This allows us to include access to the market’s leading OTT platforms in our offering and the ability to bundle our pay-TV service with Netflix, Disney+ and Max, among others. In July 2022, our Cable business was the first to launch ViX+ as a new SVOD streaming service. In September 2022, we revamped our offering to simplify product selection based on our customers’ needs through a modular concept. In 2023, we increased internet speeds for new customers by 25%, and in September 2023, we began offering ViX Premium as a fixed package at no additional cost, for both new and existing users with speeds of 50 Mbps or higher. In November 2023, we added new sports content, such as NBA League Pass and Fox Sports Premium, to our cable TV offering. In August 2024, we increased internet speeds by 25% for new and existing users. In November 2024, we included Max as a bundle in our internet offering with VIX+, with speeds of 80 Mbps or higher. Also in November 2024, we launched Izzitv+ as a single-player video offering that only requires a Wi-Fi connection. This offer includes Skysports, which offers exclusive access to La Liga, the Bundesliga, and the UEFA Nations League, as well as many other sports such as the Diamond League.

As of December 31, 2024, our Cable business had 3.8 million video RGUs cable television users, or video RGUs (cable television users), 5.6 million broadband RGUs and 5.4 million telephone lines in service, or voice RGUs (telephone lines in service). In addition, we currently have 334 thousand mobile lines service subscriber RGUs. The growth in our subscriber base has been driven primarily by the upgrade of our networks and the launch of competitive broadband offerings.

DTH. We believe that Ku-band DTH satellite services offer an enhanced opportunity for expansion of pay television services into households seeking to upgrade reception of broadcasting signals and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. Innova is a DTH company with services in Mexico, Central America and the Dominican Republic with approximately 4.7 million video subscribers, of which 4.7% were commercial subscribers, as of December 31, 2024. We own a 100% interest in Innova, or Sky. On April 3, 2024, we announced that we had reached an agreement with AT&T to acquire its interest in Sky and become the owner of 100% of Sky’s capital stock. On June 7, 2024, the IFT approved the acquisition and the transaction closed. The transaction price will be paid by us in 2027 and 2028. Following this acquisition, we began integrating Sky with our Cable segment.

The key components of our DTH strategy include:

●	offering high quality content, exclusive broadcasts of sporting events, such as La Liga and La Copa del Rey (Spanish Soccer), The Bundesliga (German Soccer), the NFL Sunday Ticket, MLB Extra Innings, the NHL, marathons, ice skating events, Davis Cup, Diamond League, the World Padel Tour, UEFA EURO, UEFA Nations League and qualifying matches of the CONMEBOL for the World Cup, as well as special coverage of female soccer leagues from Germany, Spain, Sweden and the U.K.;
●	capitalizing on the low penetration of pay-TV services in Mexico and in areas not currently serviced by cable operators;
●	providing superior digital Ku-band DTH satellite services and emphasizing customer service quality; and

●	providing aggressive HD offerings and continuously expanding our programming in HD.

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

On December 6, 2023, the IFT extended tariff freedom for the indirect access to the loop service to 90 municipalities, and on December 6, 2024, it extended tariff freedom for the indirect access to the loop service to 105 municipalities.

On October 30, 2024, the Plenary of the IFT issued the third biennial review of the preponderance measures, through which the plenary suppresses, modifies, and adds the measures imposed to the preponderant economic agent Some of the measures that stand out refer to the implementation of changes in the Electronic Management System, that the IFT has access to the information for consultation and/or download, the unblocking of terminal equipment, the prohibition of conditionalities, the elimination of forced deadlines, the elimination of user recovery strategies for portability, economic replicability, modifications to wholesale services for visiting users, transparency in public contracting and measures regarding distribution channels. The measures imposed on the preponderant economic agent in the telecommunications sector, if properly implemented, will represent an opportunity for us to increase our coverage and product diversity, while reducing our costs and capital expenditures requirements as a result of the access to the network of the preponderant economic agent in the telecommunications sector and the regulation of the terms and conditions, on competitive terms, of such access. Moreover, asymmetric regulations may create a beneficial economic and regulatory environment in the telephony and broadband markets and may further enhance our ability to compete in the telecommunications industry.

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

In August 2017, the Supreme Court of Justice of the Nation (“SCJN”) determined that the interconnection rate regime relating to mobile termination by the preponderant economic agent in the telecommunications sector, which contained a limitation on the preponderant economic agent’s ability to charge for traffic termination in its mobile network, was unconstitutional. As a result, the SCJN ordered that IFT issue a tariff. In November 2017, IFT resolved that the tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector would be Ps.0.028562 per minute of interconnection from January 1, 2018 to December 31, 2018. In November 2018, IFT determined that the tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector would be Ps.0.028313 per minute of interconnection from January 1, 2019 to December 31, 2019. In November 2019, IFT determined that the tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector would be Ps.0.025771 per minute of interconnection from January 1, 2020 to December 31, 2020. In November 2020, IFT determined that the tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector would be Ps. 0.018489 minute of interconnection from January 1, 2021 to December 31, 2021. For 2022, IFT determined a lower tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector of Ps.0.017118 per minute of interconnection. For 2023, IFT determined a lower tariff for traffic termination in the mobile network of the preponderant economic agent of Ps.0.014294 per minute of interconnection. For 2024, IFT determined a lower tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector of Ps.0.013900 per minute of interconnection. For 2025, IFT determined a lower tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector of Ps.0.012255 per minute of interconnection.

In April 2018, the SCJN determined that the interconnection rate regime relating to fixed termination by the preponderant economic agent in the telecommunications sector, which contained a limitation on the preponderant economic agent’s ability to charge for traffic termination in its fixed network, was unconstitutional. As a result, the SCJN ordered IFT to issue a tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector, applicable from January 1 to December 31, 2019. In November 2018, IFT determined that the tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector would be Ps.0.003151 per minute of interconnection from January 1, 2019 to December 31, 2019. In November 2019, IFT determined that the tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector would be Ps.0.003331 per minute of interconnection from January 1, 2020 to December 31, 2020. In November 2020, IFT determined that the tariff for traffic termination in the fixed network of the preponderant economic agent would be Ps.0.002842 per minute of interconnection from January 1, 2021 to December 31, 2021. For 2022, the tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector would be Ps.0.002862 per minute of interconnection. For 2023, IFT determined the tariff for traffic termination in the fixed network of the preponderant economic agent should be Ps.0.002885 per minute of interconnection. For 2024, the tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector would be Ps.0.002823 per minute of interconnection. For 2025, the tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector would be Ps.0.002858 per minute of interconnection.

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

On November 29, 2024, the “Decree amending, adding and repealing several provisions of the Organic Law of the Federal Public Administration” (Decree amending, adding and repealing several provisions of the Organic Law of the Federal Public Administration) entered into force, which provides for the creation of the Agencia de Transformación Digital y Telecomunicaciones (the “ATDT”), the new telecommunications regulator. On December 20, 2024, the Constitutional Amendment entered into force, which ordered the extinction of the Instituto Federal de Telecomunicaciones.

As of the date of presentation of this Report, the issuance of regulations by the Federal Executive, the ATDT, or the Agency in charge of regulating the various telecommunications, broadcasting, and economic competition issues is still pending; therefore, the Company is evaluating said Telecommunications Reform as well as the actions implemented by the Federal Executive, the ATDT or any agency or agencies, including the guidelines and resolutions issued by the ATDT to determine the actions, resources or legal measures that it could exercise, take or implement concerning or against them, the secondary regulation issued by the Federal Executive or the ATDT. The Telecommunications Reform, secondary regulation, and other rules may be issued by the Federal Executive or the ATDT.

Commitment to Sustainability

At Grupo Televisa, we are aware of the short- and long-term value a sustainability strategy creates for our stakeholders through our services. We believe that adopting sustainable business practices is critical to generate long-term value for our customers, employees, investors, and the communities we serve.

Our purpose brings the mission and vision of our business to life: BRINGING PEOPLE CLOSER TO WHAT MATTERS MOST TO THEM. Our focus on environmental, social and governance (“ESG”) issues is an integral part of our purpose and business strategy. Year after year, we become more firmly committed to connecting lives through innovation and investment in resilient telecommunications networks that empower society.

We provide products and services that are basic to our society. We are present in our customers’ daily life, from education to business connectivity to entertainment, through our wide range of communication infrastructure and products. Our ESG strategy is integrated into the core of our business and contributes to our goals through four strategic pillars:

●	Resilient climate connections
●	Digital inclusion
●	Empowering people
●	Leading by example

The progress we have made toward sustainability has been fueled by an ongoing process of policy and program review, focused on improving our corporate management and aligned with international best practices, including the United Nations Sustainable Development Goals (“SDGs”). We identify the most relevant risks and opportunities in ESG areas and then decide on specific initiatives to address them. Our five priority SDGs, which range from climate action, education, gender equality, decent work, and peace and justice, reflect the opportunities for our business to create shared value and contribute to collective well-being.

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

At Grupo Televisa, we follow a carbon mitigation hierarchy to avoid, reduce, and minimize our greenhouse gas emissions. Since 2019, we have adopted the recommendations of the TCFD and strengthened our climate governance and risk management strategy. In 2023, we deepened our understanding of these risks and opportunities, and we will continue integrating TCFD recommendations into our business practices. Additionally, we promote a circular business model in our value chain, encouraging the reuse and recycling of electronic devices to extend their lifespan, generating a circular economy around electronic waste and thus reducing the environmental impact of our operations.

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

Digital inclusion has been a deeply rooted priority for us for decades and is a fundamental pillar of our business and sustainability strategy. Throughout the years, we have focused our efforts on providing access to digital technology, developing digital skills, ensuring school connectivity, promoting digital inclusion for women and girls, as well as facilitating digital access for vulnerable users and groups. In 2023, we successfully connected millions of people through our products and services. We are firmly committed to reducing the digital divide by providing affordable internet access and a wide range of entertainment products and services.

We are committed to empowering people in two key ways. Internally, we aim to offer job security, attractive benefit schemes, ongoing training, and programs to encourage talent promotion within Grupo Televisa. Externally, through Fundación Televisa, we drive innovative programs in education, culture, entrepreneurship, and environmental protection, using advanced digital tools and providing financial support. We strive to promote an environment where each individual is recognized, appreciated, and respected for their uniqueness, thereby contributing to our goals as a company.

Governance

Grupo Televisa is committed to conducting its operations in full compliance with ethics and current legislation. Our Code of Ethics establishes the values, principles, and standards of conduct that guide our business activities, addressing issues such as bribery and corruption prevention. All new hires accept this code when they join Grupo Televisa and pledge to abide by its terms, and we provide them with regular training. Some executive positions are required to renew their commitment to our Code of Ethics each year. We launched the Supplier Code of Conduct and through it we extend our commitment to respecting Human Rights, Labor Rights, Environmental Responsibility, and others, across our supply chain. Grupo Televisa offers confidential communication channels for employees and third parties to report violations of the Code of Ethics or other internal policies, as well as any matter that may affect our interests, business objectives, or human capital.

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

Commitment to Social Responsibility

In 2024, Fundación Televisa (or “Fundación”) continued to show growth on the impact of its programs and consolidated communications of the Company to demonstrate how we can use them to help create real, enduring change with a strong commitment to helping those most in need. As a result, Fundación was able to help transform the lives of 931,256 children, youth and adults in Mexico and the United States, investing (together with our 388 allies) more than Ps.327 million.

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

Our sustainability programs and initiatives are intended to help further 13 of 17 of the United Nations Sustainable Development Goals.

In 2024 we provided more than 64.6 million digital impacts and more than 44,961 TV media impacts, reaching more than 36.5 million people on television. At the same time, we helped third party institutions and organizations through communication campaigns with television spaces.

We have more than 2.9 million followers on social networks (an increase of 38% as compared to 2023) and more than five million people on our digital platforms.

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

Fundación’s cultural and environmental programs cut across ages serving the general public through local actions, digital platforms, and media spaces.

During 2024, we continued to support the State of Guerrero after Hurricane Otis with:

●	Delivery of food packages to affected families. In collaboration with other foundations, we delivered 8,000 food packages, benefiting 45,000 vulnerable individuals with an investment of Ps $8.8 million.
●	Housing reconstruction. In collaboration with other organizations, we rebuilt and repaired 380 homes in the Guerrero communities of Coyuca de Benítez and Medianitos Perros de Agua, benefiting 1,896 people.
●	Media classrooms for public schools. We have installed three media classrooms with computers and internet access, benefiting 1,643 students and 127 teachers in Guerrero.

Our numbers and recognitions include the following:

Cuantrix coding platform

We registered over 73,338 public-school students, 4,576 teachers and instructors, and 605 elementary schools across Mexico on our Cuantrix platform to learn basic coding skills.

Tecnolochicas STEM initiative

We doubled the number of middle-school girls participating in Tecnolochicas STEM (Science, Technology, Engineering, and Mathematics) activities, reaching 24,695 middle-school girls in Mexico and the United States.

Bécalos scholarships

We awarded 44,142 Bécalos scholarships, bringing the total to 594,838 throughout the program’s history. Bécalos programs focus on employability initiatives, STEM education, English learning, international mobility programs, and excellence scholarships.

Additional scholarships supported talented youth programs, and 5,348 were designated for women pursuing STEM training.

POSiBLE entrepreneurship program

Through our POSiBLE program, 15,320 entrepreneurs received support to develop their business models. Overall in 2024, POSiBLE impacted 31,878 participants from the Convocatoria Nacional POSiBLE to online or in-person entrepreneur training camps.

Empieza Temprano early childhood initiatives

In 2024, we added 320,737 beneficiaries, reinforcing our mission to transform lives from the earliest years. Since the program began in 2016, we have reached 703,585 individuals, including mothers, fathers, caregivers, and professionals working with the newborn to five-year old children.

Valores - valorama.mx

This year, we launched Valorama, integrating artificial intelligence tools for 5,600 teachers who created more than 1,700 activities, 80% of which were downloaded. By using Valorama, educators now save time creating lesson plans aligned with the official government curricula.

Gol Por México

In 2024 we celebrated our 20th anniversary. We have transformed 13,221 goals into concrete actions in the areas of health, education, housing, women’s support, environmental initiatives, and community assistance. This year, thanks to the goals scored in Liga MX, we have positively impacted 36,841 people.

Cultural initiatives

Mexichrome: Photography and Color in Mexico, exhibited at the Palacio de Bellas Artes, which showed the transition from black and white to color photography in Mexico, having attracted 159,000 visitors.

With FotográficaMxFundación Televisa demonstrates its commitment to cultural preservation, sharing our photography collection through the fotografica.mx website. This site has more than 60,000 visits year after year and showcases over 140,000 digitized photographs. Additionally, at the 22nd Morelia International Film Festival, we presented Ismael Rodríguez, un cineasta ¡A.T.M.!, reaching 70,000 visitors. We also showcased screenings of María Candelaria and Dos tipos de cuidado.

Recognitions

●	Bécalos: This year, Bécalos received the Premio Compartir 2024 awarded by the Mexican Center for Philanthropy (CEMEFI) in the “Suma de Voluntades” category. This recognition honors programs that mobilize time, talent, and resources to achieve social benefits.
●	Cuantrix: For the fifth consecutive year, Cuantrix was recognized for its collaboration with the Federal Educational Authority in Mexico City. During this period, over 23,000 training sessions were conducted, benefiting more than 300,000 students.
●	POSiBLE: Fundación Televisa and Fomento Social Citibanamex earned second place in the Impacto+ Awards by the Impact Network. Additionally, Fundación Coppel selected POSiBLE as an implementer of projects aimed at fostering youth entrepreneurship.
●	Tecnolochicas: The program was honored with the Inspiring Programs in STEM 2024 award by Insight Into Diversity magazine. This award highlights our dedication to inspiring Latina girls and young women to pursue careers in science, technology, engineering, and mathematics.

By responsibly leveraging media, talent, partnerships and financial assets, the efforts led by Fundación reflect the commitment of the Company to environmental and social initiatives. We intend to make a strategic contribution to building a more empowered, prosperous and democratic society where all people have a platform to succeed.

Our Operations

As of December 31, 2024, we classified our operations into two business segments: Cable and Sky. Following the completion of the TelevisaUnivision Transaction on January 31, 2022, our former Content business was combined with UHI, creating TelevisaUnivision, a premier global Spanish-language media company. As a result, subject to certain exceptions, we no longer own our former Content business, and we classified the former Content business as a discontinued operation and since then it is no longer a business segment.

In addition, following the completion of the Spin-off during the first quarter of 2024, certain businesses that were part of our former Other Businesses segment, including our fútbol operations, the Azteca Stadium, the gaming operations, and the publishing and distribution of magazines, as well as certain related assets and real estate (the “Spun-off Businesses”) were spun off to a new controlling entity listed on the Mexican Stock Exchange, Ollamani, that holds the Spun-off Businesses and which at the time of the Spin-off had the same shareholding structure as the Company. As a result, we no longer own the Spun-off Businesses of our former Other Businesses segment, and, beginning with the first quarter of 2024, we began classifying the Spun-off Businesses as a discontinued operation and since then the Other Businesses segment is no longer a business segment.

Cable

The Cable Television Industry in Mexico. Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee. These fees are based on the package of channels the subscribers receive. According to IFT, there were approximately 4,783 pay-TV concessions in Mexico and 3,414 integrated sole concessions for commercial use, as of the date of their report, serving approximately 16.94 million subscribers (including cable and DTH).

Digital Cable Television Services. Our cable companies offer on-screen interactive programming guide with direct access to Vix Premium Netflix, Disney+, Star+, Max, amongst others through the izzi TV platform, video on demand, high definition channels as well as other services throughout Mexico. Along with their digital pay-TV service, our cable companies offer high speed internet and a competitive digital telephone service. Through their network, they are able to distribute high quality video content, new services, interactivity with video on demand, 1080i high definition, impulse and order pay-per-view, a-la-carte programming, among other products and services, with added value features and premium solutions for consumers, and telephony and internet. Likewise, our cable companies offer mobile applications such as izzi go, which is a TV Everywhere application for authenticated subscribers through compatible PCs, iOS and Android platforms, that enables subscribers to access channels, movies and series on demand. izzi go also features remote control functionalities compatible with our izzi TV set-top-boxes, and allows subscribers to watch additional content through the application. In November 2020 and August 2021, izzi partnered with Disney+ and Star+ respectively, in order to distribute the service both a la-carte and as a bundle in select triple play packages and with payment integration services for izzi customers. In September 2023 we began offering Vix Premium free of additional charges as a hard bundle to both new and existing users with 50 mbps speed and above.

Revenues. Our cable companies generate revenues from their pay-TV, broadband, internet and telephony services, from additional services such as video on demand, and from sales of advertising to local and national advertisers. Subscriber revenues come from monthly service and rental fees.

Cable Initiatives. Our cable companies plan to continue offering the following services to their subscribers:

●	Enhanced programming services, including video on demand, subscription video on demand, high definition and bundled packages;
●	Broadband internet services, including fixed/mobile solutions;
●	IP telephony services; and
●	Mobile services.

Cablevisión. We own a 51.5% controlling stake in Cablevisión, one of the most important cable television operators in Mexico, which operates in Mexico City and its metropolitan area, where it offers cable television, high speed internet access and IP telephony services.

TVI. In March 2016, we acquired the remaining 50% of the equity interest of TVI and its subsidiaries and as a result, TVI is a wholly owned subsidiary of the Company. The transaction amounted to Ps.6,750 million. TVI offers cable television, internet access, telephony services as well as mobile telephony as a mobile virtual network operator (MVNO) in 330 Mexican states and bidirectional data transmission in the metropolitan area of Monterrey and other areas of northern Mexico.

Cablemás. Cablemás is a wholly owned subsidiary of the Company, which offers cable television, broadband internet and telephony services and operates in 20 states of Mexico.

Cablecom. Cablecom is a wholly-owned subsidiary of the Company, which offers cable television, telephony services and operates in 18 states of Mexico.

Bestel. Currently, the Company indirectly holds 66.4% of the equity of Bestel (35.6% through Cablevisión and 30.8% through CVQ), which provides voice, broadband internet and managed services to domestic and international carriers and to the enterprise, corporate, and government segments, cloud and other services in Mexico. Through Bestel (USA), Inc., Bestel provides cross-border services to U.S. carriers including internet protocol, or IP, transit, collocation, international private lines, and voice services, as well as access to the Internet backbone via companies or carriers classified as “TIER 1” which are networks that can reach every other network on the internet without purchasing internet protocol address or paying settlements and “TIER 2” which are networks that peer with some networks, but purchase internet protocol address transit or pay settlements to reach at least some portion of the internet. Bestel owns a fiber-optic network of approximately 19,000 kilometers, which is in the process of being expanded. In addition to its own network, Bestel operates 20,000 additional kilometers of fiber-optic networks covering several cities and economic regions in Mexico and has direct crossing of its network into Laredo, McAllen, El Paso and Dallas in Texas, Nogales in Arizona and San Diego and Los Angeles in California in the United States. This enables the Company to provide high connectivity capacity between the United States and Mexico.

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

Sky

Background. We operate “Sky”, our DTH satellite venture in Mexico, Central America and the Dominican Republic, through Innova. We indirectly own 100.0% of this venture. For a description of capital contributions and loans we have made to Innova, see “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

Innova’s Social Part Holders Agreement provides that we may not directly or indirectly operate or acquire an interest in any business that operates a DTH satellite system in Mexico, Central America and the Dominican Republic (subject to limited exceptions).

As of December 31, 2022, 2023 and 2024, Innova’s DTH satellite pay-TV service had 6,257,059, 5,567,426 and 4,696,038 gross active video subscribers, respectively. Innova primarily attributes its success to its superior programming content, its exclusive transmission of the largest coverage sporting events such as soccer tournaments and special events, its high-quality customer service and its nationwide distribution network with approximately 16 points of sale. In addition to the above, Innova also attributes its success to VeTV, our low-end package in Mexico. Sky continues to offer the highest quality and exclusive content in the Mexican pay-TV industry. Its programming packages combine our over-the-air channels with other exclusive content.

During 2024, Sky offered exclusive content, which included La Liga and La Copa del Rey (Spanish Soccer), the Bundesliga (German Soccer), the NFL Sunday Ticket, MLB Extra Innings, the NHL, marathons, ice skating events, Davis Cup, Diamond League, the World Padel Tour, UEFA EURO, UEFA Nations League and qualifying matches of the CONMEBOL for the World Cup, as well as special coverage of female soccer leagues from Germany, Spain, Sweden and the U.K. In addition to new programming contracts, Sky continues to operate under arrangements with a number of third-party programming providers to provide additional channels to its subscribers. Sky also has arrangements with the major programming studios and sports federations.

In 2024, the Sky HD Package comprised 261 channels, as well as eight additional channels for pay-per-view. We expect to continue broadening our HD offering in the coming years.

As of December 31, 2024, the standard definition programming packages monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: monthly fees for high definition programming packages are: Silver Ps.4499, and Platinum was offered until November 2024 at Ps. 609.

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

In 2018, Sky launched Fixed Wireless Broadband services under the brand name Blue Telecomm. Sky offers five, 10 or 20 mega single-play broadband services and five or 10 for video-broadband bundles. These services are limited to certain areas in Mexico. At the end of fiscal year 2024, Sky had 350,885 broadband customers.

In 2022, Sky launched mobile services under the brand Blue Telecomm Cel which offered packages of 4 GB, 7 GB, 16 GB, and 23 GB single-play mobile for Ps.289, Ps.399, Ps.599 and Ps.799, respectively. This mobile service has no longer been offered to the public since May 2024. At the end of fiscal year 2024, Sky had 15,501 mobile customers.

In 2023, Sky launched Sky+, an Android-based streaming platform, that integrates Sky video service, video on demand, and OTTs content in a unified viewing experience which offers packages basic and premium, at a price of Ps. 399 and Ps. 599, respectively. The Sky+ service has no longer been offered to the public since May 2024. At the year ended on fiscal year 2024, Sky had 69,974 Sky+ subscribers.

Programming. Sky receives programming content from several providers, including TVSA, which also grants DTH satellite service broadcast rights to most of its existing and future program services (including pay-per-view services on DTH), subject to some pre-existing third-party agreements and other exceptions and conditions.

Discontinued Operations

Businesses disposed on January 31, 2022 (see Item 5. Operating and Financial Review and Prospects, TelevisaUnivision Transaction)

Content

We owned the former Content business prior to the completion of the TelevisaUnivision Transaction. Prior to the completion of such transaction, the former Content business generated revenues from advertising, network subscription, licensing and our former feature film production and distribution business Videocine.

Advertising

Advertising revenue was derived primarily from the sale of advertising time on television broadcast operations, which included the production of television programming and broadcasting of Channels 2, 4, 5 and 9 (the “Television Networks”), as well as the sale of advertising time on programs provided to pay television companies in Mexico and advertising revenue in the Company’s former Internet business and the production of television programming and broadcasting for local television stations in Mexico. The broadcasting of the Company’s former Television Networks was performed by television repeater stations in Mexico, either wholly owned, majority-owned or minority-owned by the Company or otherwise affiliated with the Company’s networks.

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

Publishing

With a total circulation of more than 3.3 million copies in 2024, Editorial Televisa, S.A. de C.V., or Editorial Televisa, the Company’s former publishing business, published 11 titles that are distributed in Mexico. See “—Publishing Distribution”. Editorial Televisa’s main publications in Mexico included TVyNovelas, a weekly entertainment and dramas magazine; Vanidades, a popular monthly magazine for women; and Caras, a monthly leading lifestyle and socialite magazine. Editorial Televisa also managed 11 digital platforms that generated 125 million unique users and 269 million video views on such platforms during 2024.

Publishing Distribution

We estimate that in 2024, Distribuidora Intermex, S.A. de C.V., or Intermex, our former distribution business, distributed more than 52%, in terms of volume, of the magazines, comics, books, and collectibles circulated in Mexico.

Mexico is considered one of the most important collectibles markets in the world, and in Mexico. In 2024, Intermex had more than 90% of the market share in the distribution of commercial collectibles.

We also estimate that such distribution network reached more than 6,100 points of sale in Mexico. In 2022, 2023 and 2024 48%, 21% and 12%, respectively, of the publications distributed by Intermex were published by Editorial Televisa. In addition, Intermex’s distribution network sells a number of publications published by joint ventures and independent publishers, as well as collectibles, books, novelties and other consumer products.

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

National Football League

The Company entered into a contract with the National Football League, or the NFL, to host one regular season game each year beginning in 2016. In November 2022, a regular season Monday Night Football game was played at the stadium with more than 78,000 fans in attendance. No NFL game took place in Mexico during 2023 and 2024.

Gaming Business

In 2006, we launched our former gaming business under the brand “PlayCity”, consisting of casinos and an online gaming site. As of December 31, 2024, PlayCity had 17 casinos in operation in 12 states in Mexico.

PlayCity also has a successful multi-level loyalty plan with more than 224,000 active accounts as of December 31, 2024. All of PlayCity’s casino rooms are located in premium locations inside or next to high-value shopping malls.

Investments

Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. In March 2010, Telefónica, Editora Factum, S.A. de C.V., a wholly owned subsidiary of the Company which was merged into CVQ in May 2015, and Megacable agreed to jointly participate, through a consortium known as GTAC, in the public bid for a pair of dark fiber wires held by the CFE (Comisión Federal de Electricidad). In June 2010, the SCT granted GTAC a favorable award in the bidding process for a 20-year contract for the lease of up to 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted in July 2010, to operate a public telecommunications network using DWDM technology. In June 2010, one of our subsidiaries entered into a long-term credit facility agreement to provide financing to GTAC in an amount up to Ps.688.2 million, which was already liquidated. Under the terms of this agreement, principal and interest were payable at dates agreed by the parties, between 2013 and 2021. In addition, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.1,527.9 million. By the end of 2024, GTAC had in operation 215 links and 174 nationwide nodes, and the services for customers grew to 4,156, of which 88% and 9%, respectively, have a capacity of 10 Gbps. The overall capacity per link is approximately 3.2 Tbps (80 optical channels x 10, 40 and 100 Gbps each channel). In addition, GTAC maintains nine of its own routes (3,408 kilometers), three third-party dark fiber IRU (2,956 kilometers) and local loops (559 kilometers). This fiber-optic network represents for us an alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber-optic network aims to increase broadband internet access for businesses as well as households in Mexico.

We have investments in several other businesses. See Notes 3 and 10 to our consolidated year-end financial statements.

TelevisaUnivision

We have a number of arrangements with TelevisaUnivision, the leading Spanish-language content and media company in the world, which features the largest Spanish-language library of owned content and industry-leading production capabilities that power its streaming, digital and linear television offerings, as well as its radio platforms. TelevisaUnivision’s linear operations include two broadcast television networks in the United States, Univision Network and UniMás, and the broadcast television networks in Mexico known as “Las Estrellas”, “Canal 5”, and “Canal 9”. In addition, TelevisaUnivision operates 9 cable networks in the United States, including Galavisión, the second most watched Spanish-language entertainment cable networks, and TUDN, the #1 Spanish-language sports network and 29 cable networks in Mexico, including “Distrito Comedia” and “TL Novelas”. TelevisaUnivision also owns or operates 59 local television stations in the United States and 16 local television stations in Mexico. In addition, TelevisaUnivision provides programming to 77 broadcast network station affiliates in the United States. Univision, “UniMás” and “Galavisión” that are also available on YouTube TV. TelevisaUnivision’s digital properties consist of streaming and various other websites. The digital offerings are anchored by ViX, a two-tier streaming service in one single app comprised of the free AVOD product and a paid premium SVOD option, which hosts over 50,000 hours of high-quality, original Spanish-language programming from distinguished producers and top talent. TelevisaUnivision’s offerings also include UnivisionNow.com, a direct-to-consumer, on-demand and live streaming subscription service, and Univision.com as well as various other local digital properties. TelevisaUnivision’s radio operations, known as the “Uforia Audio Network”, encompasses 35 owned or operated U.S. radio stations, an experiential and digital-centric event series and a robust digital audio footprint.

As of March 31, 2025, we owned a 42.6% equity interest on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) in TelevisaUnivision, and we are party to related governance arrangements pursuant to which, among other things, we are entitled to designate five of the 11 members of the Board of Directors of TelevisaUnivision, at least proportionate membership on board committees and consent rights over certain matters. In addition, Messrs. Bernardo Gómez Martínez and Alfonso de Angoitia Noriega became part of the management team of the Mexican content business of TelevisaUnivision. These individuals also continue to serve in their current roles at the Company. As a result, they do not devote all of their time to either TelevisaUnivision or the Company.

PLA and MLA

Under the Program Licensing Agreement (the “PLA”), we granted Univision exclusive Spanish-language broadcast and digital rights to our audiovisual programming (subject to certain exceptions) in the United States and all territories and possessions of the United States, including Puerto Rico, in exchange for a royalty payment. Under the Mexico License Agreement (the “MLA”), we had the exclusive Spanish-language broadcast and digital rights to Univision’s audiovisual programming (subject to certain exceptions) in Mexico during the term of the PLA.

As part of the TelevisaUnivision Transaction, the PLA and the MLA were assigned to an affiliate of UHI, and since February 2022, we no longer receive any royalties from TelevisaUnivision under the PLA.

TelevisaUnivision Transaction

On January 31, 2022, we consummated the TelevisaUnivision Transaction with UHI and affiliates of Searchlight, ForgeLight and Liberty Global, pursuant to which, among other things, we contributed our former Content business (other than certain assets relating to our former news business, which was transferred at closing to the News Company, real estate and Mexican over-the-air broadcast concessions) to Univision. In consideration for the contribution of our former Content business, we received approximately U.S.$4.5 billion in a combination of cash (U.S.$3.0 billion) and U.S.$1.5 billion of common and preferred shares of TelevisaUnivision, excluding post-closing adjustments. The combined company is referred to as TelevisaUnivision, Inc. The TelevisaUnivision Transaction was partially financed by UHI through a new Series C preferred equity investment in TelevisaUnivision of U.S.$1.0 billion in the aggregate led by ForgeLight, along with the SoftBank Latin American Fund, with participation from Google and The Raine Group, as well as debt financing. In addition, TelevisaUnivision’s news content production for Mexico was transferred so that it is provided by the News Company. After the closing of the TelevisaUnivision Transaction, news programs are owned by the News Company and licensed to TelevisaUnivision.

The foregoing summary of the TelevisaUnivision Transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the 2021 Transaction Agreement, a copy of which has been filed as Exhibit 4.6 to this Form 20-F.

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

Competition

We compete with various companies in Mexico, both Mexican and non-Mexican. See “Key Information—Risk Factors—Risk Factors Related to Our Business—We Face Intense Competition in Each of Our Markets”.

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

Our cable operators also face tough competition from other cable companies and from other pay-TV operators such as Dish México, Total Play, Megacable, Sky and other cable operator companies. Recently, competition in this market has increased due to the growth of IPTV or OTT providers such as Netflix, Disney+, Star +, Claro Video, Prime Video (Amazon), Max, ViX, Paramount, Lionsgate, Universal +, and Apple TV+, among others.

Our cable operators compete as well with other media with respect to advertising sales, including DTH, social media, outdoor advertising and publishing among others. The information technologies are changing and we expect will continue to change the consumption of advertising in the communications media.

Sky

Innova currently competes with, or expects to compete with, among others, cable television operators, MMDS systems, national broadcast networks (including our three free-to-air networks and Channel 4), regional and local broadcast stations, OTT content providers, internet video websites and other DTH concessions such as Dish México, which as of June 2024 had approximately 963,144 subscribers, according to IFT. Currently, Dish México offers not only low-priced packages, but also high-end products such as High Definition Packages. Innova also faces competition from: (a) unauthorized C-band and Ku-band television signals provided by third parties without authorization of the Mexican government; and (b) illegal streaming services that facilitate access to television channels and content through set up boxes and applications. Other competitors include radio, movie theaters, video rental stores, IPTV, video games and other entertainment sources. We also face significant competition from new entrants in pay-TV services as well as from the new public television networks. The consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay-TV market in Mexico matures, and as the offering of bundled services that include pay-TV, broadband and telephony increases, Innova expects to face competition from an increasing number of sources. Emerging technologies that provide new services to pay-TV customers as well as new competitors in the DTH field or cable, telecommunication and internet players entering into video services would require us to make significant capital expenditures in new technologies and additional transponder capacity.

In October 2008, Dish México, a subsidiary of a U.S. based DTH company operating with certain arrangements with Telmex, started operations in Mexico through a DTH concession. Dish México currently operates nationwide.

Regulation

Our business, activities and investments are subject to various Mexican federal, state and local statutes, rules, regulations, policies and procedures, which are constantly subject to change and are affected by the actions of various Mexican federal, state and local governmental authorities. Given that we retained the broadcast concessions as part of the TelevisaUnivision Transaction, we continue to be responsible for compliance with regulations applicable to them, as described below. See “Key Information—Risk Factors—Risk Factors Related to Mexico—Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations”, “Key Information—Risk Factors—Risk Factors Related to Mexico—Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “Key Information—Risk Factors—Risk Factors Related to Mexico—The Amendment of Various Provisions of the Mexican Constitution Related to Telecommunications, and the LFTR, May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”. The material Mexican federal, state and local statutes, rules, regulations, policies and procedures to which our business, activities and investments are subject are summarized below. These summaries do not purport to be complete and should be read together with the full texts of the relevant statutes, rules, regulations, policies and procedures described therein.

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

TVI operates under one integrated sole concession, which covers several Mexican states. Through this concession, TVI provides cable television services, bidirectional data transmission and internet and telephony services as well as mobile telephony as a mobile virtual network operator (MVNO) in 30 Mexican states. The integrated sole concession granted by IFT allows TVI to install and operate a public telecommunications network to provide any telecommunication and broadcasting services all around Mexico. TVI’s concession will expire in 2056.

Cablecom operates under one integrated sole concession, which covers 18 Mexican states. Through this concession, Cablecom provides bidirectional data transmission and internet and telephony services. The concession granted by IFT allows Cablecom to install and operate a public telecommunications network. The expiration date for Cablecom’s concession is 2045. Cablecom’s concession title allows it to provide telecommunication services throughout Mexico

In 2021, FTTH sold its operations to its affiliated concessionary companies which previously operated in Mexico. As a result, FTTH waived its rights, in the same year, to its integrated sole concession, in order to avoid any risk of fine and/or revocation by IFT.

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

On December 20, 2024, a decree was published in the Official Gazette of the Federation titled “Decreto por el que se reforman, adicionan y derogan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en materia de simplificación orgánica” (the “Organic Simplification Decree”) in which the provisions of the first, tenth, and eleventh transitory articles are referenced, where it is stated that the IFT will be extinguished within a period of 180 days from the entry of the competition and telecommunications and broadcasting secondary laws, that will be issued by the Mexican Congress, for which reason, the acts issued by the IFT prior to the entry of this Organic Simplification Decree, will continue to have all their legal effects in terms of what is indicated in the eleventh transitory article.

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

Restrictions on Advertising. Mexican law restricts the type of advertising that may be broadcast on cable television. These restrictions are similar to those applicable to advertising broadcast on over-the-air channels. See “—Regulation—Mexican Television Regulations—Restrictions on Advertising”.

Forfeiture of Assets. Under Mexican regulations, at the end of the term of a public telecommunications concession, assets of concessionaires may be purchased by the Mexican government at market value.

Non-Mexican Ownership of Public Telecommunications Networks

Under current Mexican law, non-Mexicans may currently own up to 49%, subject to reciprocity by the relevant foreign country, of the outstanding voting stock of Mexican companies with a broadcast television or radio concession. However, non-Mexicans may currently own up to all of the outstanding voting stock of Mexican companies with a public telecommunications concession to provide cellular telephone, fixed-line telephone, pay-TV and internet services.

Application of the Existing Regulatory Framework to Internet Access and IP Telephony Services

Our Cable business may be required, under Mexican law, to permit other concessionaires to connect their network to its network in a manner that enables its customers to choose the network by which the services are carried.

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

Mexican Antitrust Law

The current Federal Antitrust Law became effective on July 7, 2014. However, due to the Constitutional Amendment, a new law will soon be enacted. The new antitrust authority will have to authorize mergers and acquisitions before they take place. In addition, one of the thresholds was modified to only apply to sales or assets of economic agents in Mexico and not worldwide economic agents.

As of the date of this report, the Antitrust Law provides that the following reportable transactions, among others, are exempt from being reviewed by IFT or COFECE:

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

As part of our expansion of our Cable business, on December 17, 2018, we acquired FTTH under the provisions set forth in transitory Article 9 of LFTR. On May 8, 2019, the IFT launched an investigation to analyze if, as a result of the transaction, the Company, as well as the Cable and Sky concessionaires and TVSA, acquired substantial power in the market of telecommunications networks providing voice, data or video services. On September 4, 2019, the IFT Investigative Authority issued a preliminary opinion, whereby it assessed that there were elements to determine that the Company had substantial power in 35 relevant markets of the telecommunications networks that provide restricted television and audio services. Those relevant markets comprise 35 municipalities in the following States: Aguascalientes, Chihuahua, Ciudad de México, Estado de México, Jalisco, Nuevo León and San Luis Potosí. As a response to the preliminary opinion, the Company presented its position and provided evidence to prove that the Company does not hold substantial power in the relevant markets established in the preliminary opinion. On November 26, 2020, the IFT notified TVSA, the Company and some subsidiaries of its Cable and Sky businesses of the final resolution confirming the existence of substantial power in the 35 relevant markets of restricted television and audio services. Some of the consequences derived from the determination of substantial market power are applicable as a matter of law and others may be imposed by IFT in a new procedure in accordance with the LFTR, which may consist of: (i) the obligation to obtain IFT’s approval and to register the rates for our services; (ii) to inform the IFT in case of the adoption of new technology or modifications to the network; (iii) the agent with substantial power may not be entitled to the benefits of some rules of the “must carry” and “must offer” provisions; and (iv) the implementation of accounting separation. Consequently, on December 17, 2020, TVSA, the Company and some subsidiaries of its Cable and Sky businesses, filed three amparos, respectively, to challenge the constitutionality of the resolution. In October 2022, TVSA, the Company and some subsidiaries of its Cable and Sky businesses obtained favorable amparo resolutions form a specialized federal judge which determined that the resolution of IFT about the substantial power on the restricted services of television and audio market in 35 municipalities in Mexico, after the acquisition of the direct to home fiber-optic and assets related to Axtel, S.A.B. de C.V. in December 2018, was unconstitutional. On January 24, 2024, a Federal Court resolved through a final resolution of the amparo of TVSA and instructed the IFT to revoke the substantial power resolution. On March 6, 2024, as a result of the amparo resolution, the IFT revoked the substantial power resolution and determined to close the file only for TVSA. On May 16, 2024, a Federal Court ruled on the amparo proceedings of the Company and some subsidiaries of its Cable and Sky businesses, ordering the IFT to repeal the determination that declared the Company, its concessionaires of restricted television and audio services and other entities as Economic Agent with Substantial Power in the 35 relevant markets of restricted television and audio services. On June 21, 2024, the IFT notified the Company of such repeal ruling in compliance with the guidelines issued by the Federal Court. With this resolution, the procedure initiated by the IFT to impose asymmetric measures on the Company and its subsidiaries was also repealed, and the measures provided in the current regulations for these purposes are no longer applicable.

Other relevant provisions provided in the current Antitrust Law, are the following:

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

The transition to the new regulatory entities could introduce further uncertainty regarding compliance obligations, competitive conditions, and market dynamics, all of which may materially affect our business and financial performance. As the legislative and regulatory landscape continues to evolve, we will closely monitor any changes that may impact our business operations, including potential amendments to the LFTR and new enforcement mechanisms established by the restructured regulatory framework.

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

TV advertisement will not take up more than 18% of the broadcast time on any day in TV. However, this percentage can be increased by an additional 2% when at least 20% of the content programmed is national production. Another 5% of advertisement time can be added when at least 20% of the content programmed is independent national production. There are no restrictions on maximum rates. See “Key Information—Risk Factors—Risk Factors Related to Mexico—Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “—The Amendment of Various Provisions of the Mexican Constitution Related to Telecommunications, and the LFTR, May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

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

The LFTR 2017 Reform was challenged through actions for constitutional review (acciones de constitucionalidad), which were resolved in August 2022 by the Supreme Court of Justice, overriding the LFTR 2017 Reform, subsisting the Congress’ authority to legislate again on Rights for Audiences. In addition, two associations and other persons filed two amparo suits challenging some provisions of the LFTR 2017 Reform. As a result of one of such proceedings, the courts ordered the repeal of the amendment of article 256 of the LFTR 2017 Reform, and the IFT has the authority to determine a date for entering into force of the General Guidelines on Rights for Audiences dated December 21, 2016, or to issue new guidelines. The Company’s entities that are concessionaires challenged the decision to repeal the LFTR 2017 Reform. Lastly, on February 5, 2025, in compliance with the court ruling resulting from the amparo proceedings filed by the associations mentioned above, the IFT published in the Official Gazette of the Federation the new Guidelines for the Defense of the Audiences, establishing the current Rights of Audiences and set obligations for Broadcasting Concessionaires, Pay-TV Concessionaires, and Programmers, which include (i) having a Code of Ethics, registering it with the IFT, and publishing it; and (ii) having an Audience Ombudsman with minimum requirements and registering them with the IFT as well.

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

Telecom Reform and Broadcasting Regulations

On June 12, 2013, the Telecom Reform came into force. The Telecom Reform, the LFTR and secondary regulations issued by the President and IFT, as applicable, and certain actions recently taken by IFT, an organization with constitutional autonomy responsible for overseeing the radio and television broadcasting industries and telecommunications, including all aspects of economic competition, affect or could significantly and adversely affect our business, results of operations and financial position. See “Key Information—Risk Factors—Risk Factors Related to Mexico—The Amendment of Various Provisions of the Mexican Constitution Related to Telecommunications, and the LFTR, May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

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

Due to the Constitutional Amendment, COFECE and IFT’s competition-related functions will be transferred to a newly created antitrust agency, which, although decentralized from the Executive Branch, will have legal status, its own budget, and technical and operational independence in its decisions, organization, and operation. Additionally, the separation between the investigative and adjudicative authorities will be maintained. All non-antitrust functions previously handled by the IFT will now fall under the jurisdiction of the Ministry of Infrastructure, Communications, and Transportation. The dissolution of IFT and COFECE is subject to the issuance of the relevant secondary regulation, which is still pending and uncertain.

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

In March 2015, IFT issued its ruling announcing Grupo Radio Centro and Imagen Television as winning bidders for two free to air broadcasting licenses with separate national coverage. Imagen Television has completed the process and received its license. However, since Grupo Radio Centro failed to pay the amount they bid for their free to air broadcasting license, the IFT’s ruling announcing them as a winning bidder was declared null and void and they will not receive the license. As a result, the auction of the portion of the spectrum that was going to be assigned to Grupo Radio Centro took place during 2017. The new bid was for 148 channels for Digital Terrestrial Television, including at least 123 channels that were not allocated in the IFT-1 bidding process for the two national digital broadcast television networks. At the end of the process, offers were received for 32 channels located in 29 different coverage areas, located in 17 States and covering about 45% of the country’s total population. The bidding process concluded in December 2017 with the issuance of the corresponding concession titles in favor of Compañía Periodística Sudcaliforniana, S.A. de C.V., Comunicación 2000, S.A. de C.V., Francisco de Jesús Aguirre Gómez, Intermedia de Chihuahua, S.A. de C.V., José Guadalupe Manuel Trejo García, Multimedios Televisión, S.A. de C.V., Quiero Media, S.A. de C.V., Radio Comunicación Gamar, S.A. de C.V., Radio Operadora Pegasso, S.A. de C.V., Radio-Televisión de Nayarit, S.A. de C.V., Tele Saltillo, S.A. de C.V., Televisión Digital, S.A. de C.V. and Telsusa Televisión México, S.A. de C.V. See “Key Information—Risk Factors—Risk Factors Related to Mexico—The Amendment of Various Provisions of the Mexican Constitution Related to Telecommunications, and the LFTR, May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments.”

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

The Telecom Reform calls for the National Development Plan. The National Development Plan includes a program for installing broadband connections in public facilities, which would identify the number of sites to be connected per year to promote access to broadband in public buildings dedicated to investigation, health, education, social services and in other facilities owned by the government. See “Key Information—Risk Factors—Risk Factors Related to Mexico—The Amendment of Various Provisions of the Mexican Constitution Related to Telecommunications, and the LFTR, May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”.

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

The LFTR establishes the maximum amount of time that a concession holder providing broadcasting services with commercial purposes can use for commercial advertising. The maximum amount of advertising time is set at 18% of the total broadcasting time for each television channel (such percentage may be increased as described in “—Television—Mexican Television Regulations—Restrictions on Advertising”).

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

Significant Subsidiaries

The table below sets forth our significant subsidiaries and significant investee as of December 31, 2024.

	Jurisdiction of
	Organization or	Percentage
Name of Significant Subsidiary	Incorporation	Ownership(1)
Cable segment:
Corporativo Vasco de Quiroga, S.A. de C.V. (CVQ) (3)	Mexico	100.0%
Cablestar, S.A. de C.V. (2) (4)	Mexico	66.4%
Empresas Cablevisión, S.A.B. de C.V. (5) (6)	Mexico	51.5%
Cablemás subsidiaries (7)	Mexico	100.0%
Televisión Internacional, S.A. de C.V. (6)	Mexico	100.0%
Sky segment:
Sky DTH, S.A. de C.V. (8)	Mexico	100.0%
Innova Holdings, S. de R.L. de C.V. (8)	Mexico	100.0%
Innova, S. de R.L. de C.V. (Innova)(9)	Mexico	100.0%
Other corporate operations:
Multimedia Telecom, S.A. de C.V. (10)	Mexico	100.0%
Grupo Telesistema, S.A. de C.V. (11)	Mexico	100.0%
Significant Investee:
TelevisaUnivision, Inc.(TU) (10)	United States of America	43.0%
(1)	Percentage of equity owned by us directly or indirectly through subsidiaries.
(2)	While this subsidiary is not a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, we have included it in the table above to provide a more complete description of our operations.
(3)	Direct subsidiary through which we conduct the operations of our Cable segment and parent company of Innova.
(4)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.
(5)	Subsidiary through which we own our equity interest in Cablevisión, S.A. de C.V.
(6)	One of two indirect subsidiaries through which, together with the Cablemás subsidiaries, we conduct the operations of our Cable segment.
(7)	The Cablemás subsidiaries are directly or indirectly owned by CVQ.
(8)	One of two subsidiaries through which we own our equity interest in Innova.
(9)	Indirect subsidiary through which we conduct the operations of our Sky segment.
(10)	TelevisaUnivision, Inc. has been included as a significant investee pursuant to Rule 3-09 of Regulation S-X. The Company and its subsidiary Multimedia Telecom, S.A. de C.V. directly own shares in the capital stock of TelevisaUnivision, Inc.
(11)	Direct subsidiary, which carries out certain corporate operations of the Company.

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

As of December 31, 2024, our properties represented approximately 4.49 million square feet of space, of which over 3.35 million square feet are located in Mexico City and the surrounding areas, and approximately 0.64 million square feet are located outside of Mexico City and the surrounding areas.

We currently own approximately 4.49 million square feet of space, 2.27 of which are leased to TelevisaUnivision, including the television stations, four locations in Mexico City, 14 studios in San Angel, three studios in Santa Fe and one studio in Rojo Gomez, and 12 studios located in Chapultepec. We also own other properties used in connection with our operations, including a training center, technical operations facilities, studios, workshops, television and repeater stations, and office facilities, part of which are leased to TelevisaUnivision or its subsidiaries. We also own or lease over a total of 31,509 square feet in properties in the United States, Latin America, Spain and Switzerland in connection with our operations there. We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries. The following table summarizes our real estate and lease agreements in the United States, Latin America, Spain and Switzerland.

	Number of
Operations	Properties	Location
Television and news activities
Leased properties	5	Madrid, Spain(3)
		Castellón, Spain(1)
		Zug, Switzerland(1)
Publishing activities
DTH
Leased properties	7	San José, Costa Rica(1)
		Guatemala(1)
		Nicaragua(1)
		Panamá(1)
		San Salvador(1)
		Honduras(1)
		Dominican Republic(1)
Telephony
Leased properties	3	San Antonio, Texas(2)
		Laredo, Texas(1)

Satellites. We currently use transponder capacity on ten satellites: Eutelsat 117 West A (formerly Satmex 8), which reaches Mexico, the United States, Latin America, and the Caribbean; Eutelsat 115 West A (formerly Satmex 5), which reaches Mexico, the United States and Latin America; IS-34, which reaches North America, Western Europe, Latin America and the Caribbean; we performed a migration from Galaxy 16 (formerly Galaxy IVR) to Galaxy 35, which reaches Mexico, the United States and Canada; Galaxy 19, which reaches Mexico, the United States and Canada; we migrated back to Intelsat IS-35e from Eutelsat E9B, which reaches Western and Eastern Europe; SES-14 (formerly NSS-806), which reaches North America, Western Europe, Latin America and the Caribbean; IS-21, which reaches Central America, Mexico, the Southern United States and the Caribbean; IS-16, which reaches Central America, Mexico, the Southern United States and the Caribbean; and SM-1, which reaches Central America, Mexico, the Southern United States and the Caribbean. In March 2010, Sky reached an agreement with a subsidiary of Intelsat to lease 24 transponders on the Intelsat IS-21 satellite which is mainly used for signal reception and retransmission services over the satellite’s estimated 15-year service life. IS-21 started service in the third quarter of 2012, replacing Intelsat IS-9 as Sky’s primary transmission satellite. In April 2010, Intelsat released the IS-16 satellite, where Sky has an additional twelve transponders to deliver new DTH-HD channels and more DTH SD channels; this satellite is also a back-up satellite for our DTH venture operations. For a description of guarantees related to our DTH venture transponder obligations, see Note 14 to our consolidated year-end financial statements.

Since 1996, we have been working with PanAmSat (now Intelsat) as our satellite services provider, which provided to the Company five Ku band transponders on Satellite PAS-3R, three of which were intended to be for DTH to Spain. We were required to pay an annual fee for each transponder of U.S.$3.1 million. Due to an exchange with three of five 54 MHz Ku Band transponders, until April 2, 2016, we had capacity on two 36 MHz C band transponders on Galaxy 16.

In December 2005, we signed an extension with PanAmSat, for the use of three transponders on the PAS-3R satellite until 2009 and 2012 and two transponders on the Galaxy IVR (replaced by Galaxy 16) satellite until 2016. In October 2015, we signed a new contract with SES S.A. until June 2019 for the replacement of two transponders of Galaxy 16. The new contract included three transponders and a full-service migration to the new satellite, AMC-9. On June 17, 2017, AMC-9 experienced a technical issue that impacted the satellite and thus, we entered into a new contract until June 30, 2022 to transition the full service of 147 MHz to Intelsat’s satellites, Galaxy 16 and Galaxy 19. In December 2021, we renegotiated and renewed the contracts for the four transponders (147MHz) with Intelsat, which expire on June 30, 2026. In February 2024, the impact of 5G technology in the U.S. forced us to make an early negotiation of the service contracts on the Intelsat satellites Galaxy 16 and Galaxy 19, allowing us to migrate the four transponders to satellite Galaxy 35 and Galaxy 19 on frequencies not affected by 5G, until February 2030.

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

In August 2009, the contract on two remaining transponders of the IS-3R satellite expired (end of life of the satellite). We negotiated a new contract for the transponder on the IS-905 satellite until August 31, 2015, for the distribution of our content in Europe. In September 2015, the contract was renewed with Intelsat until August 2018. Migration from IS-905 to IS-35e took place from June to August 2018, and we renewed the contract with Intelsat from November 1, 2018 until October 31, 2021. We negotiated a new contract with Eutelsat and migrated from IS-35e to Eutelsat E9B. The new contract expired on December 31, 2024. We negotiated a new contract with Intelsat and migrated from Eutelsat E9B to IS-35e. The new contract will expire on December 31, 2027.

We have renewed the contract with satellite IS-34 until November 30, 2025. IS-11 (formerly known as PAS-11) ended its life in November 2022. The migration between IS-11 to satellite IS-34 started on August 1, 2022 and ended on November 30, 2022.

In February 2012, we renewed the contract with Satélites Mexicanos, S.A. de C.V., or Satmex, on Satmex 5 until January 31, 2015. In March 2014, Satélites Mexicanos, S.A. de C.V. was renamed Eutelsat Americas, as a part of Eutelsat Group. In February 2015, we renewed our contracts with Eutelsat Americas until January 2018, and also contracted for a new transponder on Eutelsat 117 West A from April 2015 until March 2018. In February and April 2018, we renewed our contracts with Eutelsat America until December 2022. In January 2019, we contracted for a new transponder on Eutelsat 117 West A from January 2019 until December 2021. In August 2020, we renegotiated and renewed the contracts for the three transponders with Eutelsat America until December 2024. In October 2024, we negotiated a new contract for only two transponders with Eutelsat America (Satelites Mexicanos S.A. de C.V.) until December 31, 2027.

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

On November 15, 2016, we contracted a half transponder on SES NSS-806 until January 31, 2018. On September 5, 2018, SES NSS-806 was replaced with SES-14 and the contract was renewed with SES until January 31, 2019. On February 1, 2019, the contract with SES was renewed until January 31, 2020. In this renewal, the bandwidth was decreased from 18 MHz to 6 MHz. On February 1, 2020, the contract was renewed with SES until January 31, 2021. On February 1, 2021, the contract was renewed with SES until January 31, 2022. The bandwidth remained at 6 MHz. This contract was renewed with SES until January 31, 2024, with the bandwidth under the contract remaining at 6 MHz. This contract was renewed with SES until January 31, 2025, with the bandwidth under the contract remaining at 6 MHz. This contract was renewed with SES until January 31, 2026, with the bandwidth under the contract remaining at 6 MHz.

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

Item 5.Operating and Financial Review and Prospects

You should read the following discussion together with our consolidated year-end financial statements and the accompanying notes, which appear elsewhere in this annual report. This annual report contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly in “Key Information—Risk Factors”. See “Key Information—Forward-Looking Statements and Risk Factors Summary” for further discussion of the risks and uncertainties inherent in forward-looking statements. In addition to the other information in this annual report, investors should consider carefully the following discussion, and the information set forth under “Key Information—Risk Factors” before evaluating us and our business.

TelevisaUnivision Transaction

On January 31, 2022, we and Univision Holdings, Inc., or UHI, announced the closing of the TelevisaUnivision Transaction with Univision and, for the limited purposes set forth in the 2021 Transaction Agreement, affiliates of Searchlight, ForgeLight and Liberty Global, pursuant to which, among other things, we contributed our former Content business segment (other than certain assets relating to our news business, real estate and Mexican over-the-air broadcast concessions) to UHI.

In consideration for the contribution of our former Content business, we received approximately U.S. $4.5 billion in a combination of cash (U.S. $3.0 billion) and U.S. $1.5 billion of common and preferred shares of TelevisaUnivision excluding post-closing adjustments. Additionally, as part of the TelevisaUnivision Transaction, we received consideration of Ps.940 million for the transfer of rights of news content production to a related party other than TelevisaUnivision. As of March 31, 2025, we owned a 42.6% equity interest in TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options). Our investment in TelevisaUnivision is currently held in the form of shares of common stock and convertible preferred stock. The value of the common stock and preferred stock of TelevisaUnivision, neither of which are publicly traded, will fluctuate and could materially increase or decrease the value of our investment.

As a result of the closing of the TelevisaUnivision Transaction, our cash and cash equivalents increased by U.S.$3.0 billion, and our investment in common and preferred shares of TelevisaUnivision increased by U.S.$1.5 billion. In addition, during the first quarter of 2022, we recognized: (i) a preliminary consideration of U.S.$3.0 billion in cash, U.S.$750 million in Class A common stock of TelevisaUnivision, and U.S.$750 million in Series B participating preferred stock of TelevisaUnivision, with an annual cumulative dividend of 5.5%; (ii) a preliminary income from discontinued operations in the amount of Ps.54,765.4 million, net of income taxes; and (iii) an increase in our share in TelevisaUnivision from 35.5% to 44.6% on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options). Also, beginning in the first quarter of 2022, we began to present the results of our disposed businesses as discontinued operations in our consolidated statements of income for any prior period presented for comparative purposes and for the period of one month ended January 31, 2022. These effects were partially offset in our consolidated statement of income by a reduction in our consolidated operating income resulting primarily from the disposal of our former Content business segment. As a result of the closing of the TelevisaUnivision Transaction, we no longer consolidate the results of our former Content business segment.

Spin-off of Certain Businesses of Our Other Businesses Segment

On October 27, 2022, our Board of Directors approved a proposal to spin-off most of the businesses of our former Other Businesses segment (the “Spun-off Businesses”), which was approved by our shareholders at the meeting held on April 26, 2023.

This proposal was carried out through a spin-off, which became effective on January 31, 2024, creating Ollamani, which holds the Spun-off Businesses and, at the time of the Spin-off, had the same shareholding structure as the Company. We and Ollamani obtained all required corporate and regulatory authorizations and Ollamani began trading separately fom the Company on the Mexican Stock Exchange on February 20, 2024. The businesses of Cable and Sky, our investment in TelevisaUnivision, broadcasting concessions and infrastructure, as well as other assets and real estate related to these businesses, remained in the Company.

Preparation of Financial Statements

As required by regulations issued by Comisión Nacional Bancaria y de Valores, or the Mexican Banking and Securities Commission (“CNBV”), for listed companies in Mexico, our financial information is presented in accordance with the IFRS Accounting Standards as issued by the IASB for financial reporting purposes.

As a result of the TelevisaUnivision transaction, which was closed on January 31, 2022, the results of our former Content segment, as well as the Feature Film Distribution business, which was previously classified in our former Other Businesses segment, were presented as part of discontinued operations in our consolidated financial statements for the period of one month ended January 31, 2022. Accordingly, these operations are not presented in this annual report as part of the information by segments.

Our consolidated financial statements for the years ended December 31, 2024, 2023, and 2022 have been prepared to present the discontinued operations following the Spin-off effective on January 31, 2024. Accordingly, our consolidated financial statements for the years ended December 31, 2023 and 2022 have been re-presented from those we originally reported, to present in those years the results from discontinued operations of the Spun-Off Businesses.

	Year Ended December 31,
	2024		2023		2022

	(Millions of Pesos)(1)
Revenues	Ps.	62,260.9	Ps.	66,222.8	Ps.	68,615.8
Cost of revenues		41,117.1		43,297.4		43,357.7
Selling expenses		8,815.2		8,848.2		9,155.4
Administrative expenses		10,592.6		11,305.6		11,341.8
Other expense, net		(4,554.9)		(913.8)		(1,023.2)
Operating (loss) income		(2,818.9)		1,857.8		3,737.7
Finance expense, net		4,695.1		4,845.9		9,256.4
Share of loss of associates and joint ventures, net		(182.6)		(4,086.6)		(7,378.2)
Income tax (expense) benefit		(688.6)		(2,360.7)		1,352.9
Net loss from continuing operations		(8,385.2)		(9,435.4)		(11,544.0)
Income from discontinued operations, net		56.8		628.1		56,827.8
Net (loss) income		(8,328.4)		(8,807.3)		45,283.8
Net (loss) income attributable to non-controlling interests		(62.9)		(384.6)		571.6
Net (loss) income attributable to stockholders of the Company	Ps.	(8,265.5)	Ps.	(8,422.7)	Ps.	44,712.2
(1)	Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2024, 2023 and 2022 included in this annual report due to differences in rounding.

Results of Operations

For segment reporting purposes, our consolidated cost of revenues, selling expenses and administrative expenses for the years ended December 31, 2024, 2023 and 2022 exclude corporate expenses and depreciation and amortization, which are presented as separate line items. The following table sets forth the reconciliation between our operating segment income and the consolidated operating income according to IFRS Accounting Standards:

	Year Ended December 31,
	2024		2023		2022

	(Millions of Pesos)(1)
Revenues	Ps.	62,260.9	Ps.	66,222.8	Ps.	68,615.8
Cost of revenues(2)		24,761.5		25,781.1		26,165.5
Selling expenses(2)		8,654.8		8,610.6		8,801.5
Administrative expenses(2)		5,841.7		6,921.0		6,826.1
Intersegment operations(3)		155.0		120.4		98.9
Operating segment income		23,157.9		25,030.5		26,921.6
Corporate expenses		(756.0)		(1,031.2)		(1,346.5)
Depreciation and amortization		(20,510.9)		(21,107.3)		(20,715.3)
Other expense, net		(4,554.9)		(913.8)		(1,023.2)
Intersegment operations(3)		(155.0)		(120.4)		(98.9)
Operating (loss) income	Ps.	(2,818.9)	Ps.	1,857.8	Ps.	3,737.7
(1)	Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2024, 2023 and 2022 included in this annual report due to differences in rounding.
(2)	Excluding corporate expenses and depreciation and amortization.
(3)	Intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level.

The following table sets forth our segment revenues data for the indicated periods as a percentage of total segment revenues:

	Year Ended December 31,(1)
Segment Revenues	2024	2023	2022
Cable	75.6%	73.5%	70.4%
Sky	24.4	26.5	29.6
Total segment revenues	100.0%	100.0%	100.0%
Intersegment operations	(0.7)	(0.2)	(0.2)
Total consolidated revenues	99.3%	99.8%	99.8%

The following table sets forth our consolidated operating income as a percentage of our total consolidated revenues:

	Year Ended December 31,(1)
	2024	2023	2022
Revenues
Cost of revenues(2)	39.8%	38.9%	38.2%
Selling expenses(2)	13.9	13.0	12.8
Administrative and corporate expenses(2)	10.6	12.0	11.9
Depreciation and amortization	32.9	31.9	30.2
Other expense, net	7.3	1.4	1.5
Consolidated operating (loss) income	(4.5)	2.8	5.4
Total consolidated revenues	100.0%	100.0%	100.0%
(1)	Certain segment data set forth in these tables may vary from the corresponding data set forth in our consolidated year-end financial statements due to differences in rounding. The segment revenues and total segment revenues data set forth in this annual report include revenues from intersegment operations in all periods presented. See Note 26 to our consolidated year-end financial statements.
(2)	Excluding depreciation and amortization.

Summary of Business Segment Results

The following tables set forth the revenues and operating segment income of each of our reportable business segments and intersegment operations, corporate expenses, depreciation and amortization, and other expense, net for the years ended December 31, 2024, 2023 and 2022. Reportable segments are those that are based on our method of internal reporting to senior management for making operating decisions and evaluating performance of operating segments, and certain qualitative, grouping and quantitative criteria. As of December 31, 2024, we classified our operations into two business segments: Cable and Sky.

	Year Ended December 31,
	2024		2023		2022

	(Millions of Pesos)(1)
Segment Revenues
Cable	Ps.	47,393.1	Ps.	48,802.5	Ps.	48,411.8
Sky		15,337.3		17,585.2		20,339.0
Total Segment Revenues		62,730.4		66,387.7		68,750.8
Intersegment Operations(1)		(469.5)		(164.9)		(135.0)
Total Consolidated Revenues	Ps.	62,260.9	Ps.	66,222.8	Ps.	68,615.8

Operating Segment Income
Cable	Ps.	18,485.6	Ps.	19,299.1	Ps.	20,505.3
Sky		4,672.3		5,731.4		6,416.3
Total Operating Segment Income(2)		23,157.9		25,030.5		26,921.6
Corporate Expenses(2)		(756.0)		(1,031.2)		(1,346.5)
Depreciation and Amortization(2)		(20,510.9)		(21,107.3)		(20,715.3)
Other Expense, net		(4,554.9)		(913.8)		(1,023.2)
Intersegment Operations(3)		(155.0)		(120.4)		(98.9)
Consolidated Operating (loss) Income(4)	Ps.	(2,818.9)	Ps.	1,857.8	Ps.	3,737.7
(1)	Certain segment data set forth in these tables may vary from the corresponding data set forth in our consolidated year-end financial statements due to differences in rounding. The segment revenues and total segment revenues data set forth in this annual report include revenues from intersegment operations in all years presented. See Note 26 to our consolidated year-end financial statements.
(2)	The total operating segment income data set forth in this annual report do not include corporate expenses, intersegment operations, or depreciation and amortization in any year presented but are presented herein to facilitate the discussion of segment results.
(3)	Intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level.
(4)	Consolidated operating income (loss) reflects corporate expenses, depreciation and amortization, other expense, net, and intersegment operations in the years presented. See Note 26 to our consolidated year-end financial statements.

Preponderant Economic Agent Status

For a discussion of the consequences regarding IFT’s March 6, 2014 decision determining that we, together with other entities with concessions to provide broadcast television, are preponderant economic agents in the broadcasting sector in Mexico see “Key Information—Risk Factors—Risk Factors Related to Mexico—The Amendment of Various Provisions of the Mexican Constitution Related to Telecommunications, and the LFTR, May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Some of Our Business Segments”. For a discussion regarding the opportunities and options for us as a result of IFT’s determination that Grupo Carso, S.A.B de C.V., Grupo Financiero Inbursa, S.A.B. de C.V., and other entities are preponderant economic agents in the telecommunications market in Mexico see “Information on the Company— Business Overview—Business Strategy—Expanding our Business in the Mexican Telecommunications Markets by Taking Advantage of the Telecom Reform and Implementing Legislation”.

Results of Operations for the Year Ended December 31, 2024,

Compared to the Year Ended December 31, 2023

Total Segment Results

Revenues

Revenues decreased by Ps.3,961.9 million, or 6.0%, to Ps.62,260.9 million for the year ended December 31, 2024, from Ps.66,222.8 million for the year ended December 31, 2023. This decrease was mainly due to revenues decline in the Sky and Cable segments.

Cost of Revenues

Cost of revenues decreased by Ps.1,019.6 million, or 4.0%, to Ps.24,761.5 million for the year ended December 31, 2024, from Ps.25,781.1 million for the year ended December 31, 2023. The decrease mainly reflects lower costs in our Sky segment.

Selling Expenses

Selling expenses increased by Ps.44.2 million, or 0.5%, to Ps.8,654.8 million for the year ended December 31, 2024, from Ps.8,610.6 million for the year ended December 31, 2023. This increase was primarily attributable to higher selling expenses in our Cable segment, partially offset by a decrease in selling expenses in our Sky segment.

Administrative and Corporate Expenses

Administrative and corporate expenses decreased by Ps.1,354.5 million, or 17.0%, to Ps.6,597.7 million for the year ended December 31, 2024, from Ps.7,952.2 million for the year ended December 31, 2023. The decrease mainly reflects lower administrative expenses in the Cable and Sky segments, as well as a decrease in corporate expenses.

Corporate expenses decreased by Ps.275.2 million, or 26.7%, to Ps.756.0 million in 2024, from Ps.1,031.2 million in 2023. The decrease reflected primarily a lower share-based compensation expense, as well as a decrease in other non-allocated corporate expenses.

Share-based compensation expense in 2024 and 2023 amounted to Ps.488.8 million and Ps.739.8 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Cable

Cable revenues are derived from the provision of cable and telecommunication services, as well as advertising revenues. Revenues relating to pay-TV services generally consist of monthly subscription fees for basic and premium service packages, fees charged for pay-per-view programming and, to a significantly lesser extent, monthly rental and one-time installation fees, broadband internet and telephone services subscription. The voice and data business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network. Revenues relating to pay-TV advertising consist of revenues from the sale of advertising on certain companies in the Cable segment. Rates are based on the day and time the advertising is aired, as well as the type of programming in which the advertising is aired. Pay-TV subscription and advertising rates are adjusted periodically in response to inflation and in accordance with market conditions.

Cable revenues represented 75.6% and 73.5% of our segment revenues for the years ended December 31, 2024, and 2023, respectively, and decreased by Ps.1,409.4 million, or 2.9%, to Ps.47,393.1 million for the year ended December 31, 2024, from Ps.48,802.5 million for the year ended December 31, 2023.

Total revenue generating units, or RGUs, were about 15.2 million as of December 31, 2024. Total net change for the year ended December 31, 2024, decreased 207 thousand RGUs, due to a decrease in our services of video and broadband.

Cable operating segment income decreased by Ps.813.5 million, or 4.2%, to Ps.18,485.6 million for the year ended December 31, 2024, from Ps.19,299.1 million for the year ended December 31, 2023, and the margin reached 39.0%. This decrease was primarily due to lower revenues, partially offset by a decrease in personnel costs, signal costs and maintenance costs.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2024, and 2023.

	2024	2023
Video	3,846,518	4,059,494
Broadband (data)	5,626,206	5,678,431
Voice	5,382,949	5,351,145
Mobile	333,973	307,807
RGUs	15,189,646	15,396,877

Sky

Sky revenues are primarily derived from program services, activation fees and equipment rental to subscribers, national advertising revenues and broadband internet services, and telephone services to its subscribers.

Sky revenues represented 24.4% and 26.5% of our segment revenues for the years ended December 31, 2024, and 2023, respectively, and decreased by Ps.2,247.9. million, or 12.8%, to Ps.15,337.3 million for the year ended December 31, 2024, from Ps.17,585.2 million for the year ended December 31, 2023. This decrease was due to the decrease in the number of video and broadband RGUs for the year ended December 31, 2024.

Total disconnections for the year ended December 31, 2024, were approximately 1,052.7 thousand RGUs. This was mainly driven by the loss of 871.4 thousand video RGUs and 181.2 thousand broadband and mobile net disconnections. In addition, Sky closed the year 2024, with 97,809 video RGUs in Central America and the Dominican Republic.

The following table sets forth the breakdown of RGUs per service type for Sky as of December 31, 2024, and 2023.

	2024	2023
Video	4,696,038	5,567,426
Broadband (data)	350,885	515,089
Voice	197	344
Mobile	15,501	32,502
RGUs	5,062,621	6,115,361

Sky operating segment income decreased by Ps.1,059.1 million, or 18.5%, to Ps.4,672.3 million for the year ended December 31, 2024, from Ps.5,731.4 million for the year ended December 31, 2023, and the margin totaled 30.5%. This decrease in the operating segment income was due to the lower revenue, which was partially offset by a decrease in programming costs, sales promotion and personnel costs.

Depreciation and Amortization

Depreciation and amortization expense decreased by Ps.596.4 million, or 2.8%, to Ps.20,510.9 million for the year ended December 31, 2024, from Ps.21,107.3 million for the year ended December 31, 2023. This decrease was primarily due to a decrease in depreciation and amortization expense in our Sky segment.

Other Expense, Net

Other expense, net, increased by Ps.3,641.1 million, to Ps.4,554.9 million in 2024, from Ps.913.8 million in 2023. This increase reflected primarily non-cash items including (i) non-cash impairment adjustments in connection with goodwill, intangible assets and other long-lived assets in our Sky segment and the Enterprise Operations within our Cable segment; (ii) a non-cash loss on disposal of property and equipment; (iii) surcharges recognized in 2024 for income taxes from prior years; and (iv) a net write-off of unrecoverable indirect taxes in 2024. These unfavorable variances were partially offset by (i) a non-cash gain on sale of property to certain companies in our former Other Businesses segment that we recognized on January 31, 2024, in connection with the spin-off that we carried out on that date; (ii) a decrease in non-recurring severance expense in connection with headcount reductions in our Cable and Sky segments; and (iii) the absence in 2024 of other expense related to damage caused by Hurricane “Otis” in 2023 in our Cable segment.

Finance Expense, Net

Finance expense, net, significantly impacts our consolidated financial statements in periods of currency fluctuations. Under IFRS Accounting Standards, finance income or expense, net, reflects:

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

Finance expense, net, decreased by Ps.150.8 million, or 3.1%, to Ps.4,695.1 million in 2024, from Ps.4,845.9 million in 2023. This decrease reflected: (i) a Ps.163.7 million increase in interest income, explained primarily by both a higher average amount of cash and cash equivalents in 2024, and higher interest rates for increased cash equivalents denominated in Mexican pesos in 2024; (ii) a Ps.908.5 million favorable change in other finance income or loss, net, resulting from a net gain in fair value of our derivative contracts for the year ended December 31, 2024. These favorable variances were partially offset by (i) a Ps.233.4 million increase in interest expense, primarily in connection with the absence in 2024 of a net finance income related to the repurchase and prepayment of long-term debt in 2023, which was partially offset by lower interest expense resulting primarily from a lower average principal amount of debt in 2024; and (ii) a Ps.688.0 million increase in foreign exchange loss, net, resulting primarily from a 23.2% depreciation of the Mexican peso against the U.S. dollar on an average U.S. dollar-denominated net liability position in the year ended December 31, 2024, compared with a 13.1% appreciation of the Mexican peso against the U.S. dollar on an average U.S. dollar-denominated net asset position in the year ended December 31, 2023.

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

Share of loss of associates and joint ventures, net, decreased by Ps.3,904.0 million, to Ps.182.6 million in 2024, from a Ps.4,086.6 million in 2023. This decrease reflected a lower share of loss of TelevisaUnivision for the year ended December 31, 2024, primarily in connection with a lower amount of non-cash impairment adjustments for goodwill and indefinite-lived intangible assets recognized by TelevisaUnivision in the fourth quarter of 2024.

Share of loss of associates and joint ventures, net, for the year ended December 31, 2024, included primarily our share of loss of TelevisaUnivision.

Income Taxes

Income taxes decreased by Ps.1,672.1 million, to Ps.688.6 million for the year ended December 31, 2024, from Ps.2,360.7 million for the year ended December 31, 2023. This decrease reflected primarily a lower amount of income tax expense in 2024, primarily in connection with a lower recognition of income taxes from prior years and a decrease in write-off of deferred income tax assets.

The Mexican corporate income tax rate was 30% in each of the years 2024, 2023 and 2022.

Income from Discontinued Operations, Net

In connection with the Spin-off that we carried out on January 31, 2024, we began presenting the results of operations of the Spun-off Businesses as income from discontinued operations in our consolidated statements of income for the period of one month ended January 31, 2024, and for any comparative period presented.

We recognized income from discontinued operations in the amount of Ps.56.8 million and Ps.628.1 million for the month ended January 31, 2024 and the year ended December 31, 2023, respectively, reflecting the consolidated net income of our Spun-off Businesses for those periods.

Net Loss Attributable to Non-controlling Interests

Net loss attributable to non-controlling interests reflects that portion of operating results attributable to the interests held by third parties in the businesses, which are not wholly-owned by us, primarily in our Cable segment.

Net loss attributable to non-controlling interests decreased by Ps.321.7 million to Ps.62.9 million for the year ended December 31, 2024, compared with Ps.384.6 million in the year ended December 31, 2023. This decrease reflected primarily a lower net loss attributable to non-controlling interests in our Cable segment.

Net Loss Attributable to Stockholders of the Company

Net loss attributable to stockholders of the Company amounted to Ps.8,265.5 million for the year ended December 31, 2024, compared with Ps.8,422.7 million for the year ended December 31, 2023. The decrease of Ps.157.2 million, reflected:

●	a Ps.150.8 million decrease in finance expense, net;
●	a Ps.3,904.0 million decrease in share of loss of associates and joint ventures, net; and
●	a Ps.1,672.1 million decrease in income taxes.

These favorable variances were partially offset by:

●	a Ps.1,035.6 million decrease in operating income before other expense;
●	a Ps.3,641.1 million increase in other expense, net, primarily in connection with non-cash impairment adjustments of intangible assets and other long-lived assets in our Sky and Cable segments;
●	a Ps.571.3 million decrease in income from discontinued operations; and
●	a Ps.321.7 million decrease in net loss attributable to non-controlling interests.

Results of Operations for the Year Ended December 31, 2023,

Compared to the Year Ended December 31, 2022

Total Segment Results

Revenues

Revenues decreased by Ps.2,393.0 million, or 3.5%, to Ps.66,222.8 million for the year ended December 31, 2023, from Ps.68,615.8 million for the year ended December 31, 2022. This decrease was due to a revenue decline in the Sky, partially offset by an increase in our Cable segment.

Cost of Revenues

Cost of revenues decreased by Ps.384.4 million, or 1.5%, to Ps.25,781.1 million for the year ended December 31, 2023, from Ps.26,165.5 million for the year ended December 31, 2022. This decrease was mainly due to lower costs in our Sky segment, partially offset by an increase in our Cable segment.

Selling Expenses

Selling expenses decreased by Ps.190.9 million, or 2.2%, to Ps.8,610.6 million for the year ended December 31, 2023, from Ps.8,801.5 million for the year ended December 31, 2022. This decrease was primarily attributable to lower selling expenses in our Sky segment, which was partially offset by an increase in selling expenses in our Cable segment.

Administrative and Corporate Expenses

Administrative and corporate expenses decreased by Ps.220.4 million, or 2.7%, to Ps.7,952.2 million for the year ended December 31, 2023, from Ps.8,172.6 million for the year ended December 31, 2022. The decrease mainly reflects lower corporate expenses and was partially offset by an increase in administrative expenses in our Cable and Sky segments.

Corporate expenses decreased by Ps.315.3 million, or 23.4%, to Ps.1,031.2 million in 2023, from Ps.1,346.5 million in 2022. This decrease was primarily due to a lower share-based compensation expense, as well as a decrease in other non-allocated corporate expenses.

Share-based compensation expense in 2023 and 2022 amounted to Ps.739.8 million and Ps.957.9 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Cable

Cable revenues represented 73.5% and 70.4% of our segment revenues for the years ended December 31, 2023, and 2022, respectively, and increased by Ps.390.7 million, or 0.8%, to Ps.48,802.5 million for the year ended December 31, 2023, from Ps.48,411.8 million for the year ended December 31, 2022.

Total revenue generating units, or RGUs, amounted to approximately 15.4 million as of December 31, 2023. Total net change in RGUs for the year ended December 31, 2023, decreased by 519 thousand RGUs as compared to total net additions of RGUs for the year ended December 31, 2022, due to decreases in RGUs in our video and broadband services.

Cable operating segment income decreased by Ps.1,206.2 million, or 5.9%, to Ps.19,299.1 million for the year ended December 31, 2023, from Ps.20,505.3 million for the year ended December 31, 2022, and the margin reached 39.5%. These decreases were primarily due to increases in maintenance, leases, broadband and signal costs and expenses, which were partially offset by an increase in revenues.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2023, and 2022.

	2023	2022
Video	4,059,494	4,458,220
Broadband (data)	5,678,431	5,984,151
Voice	5,351,145	5,233,724
Mobile	307,807	240,207
RGUs	15,396,877	15,916,302

Sky

Sky revenues represented 26.5% and 29.6% of our segment revenues for the years ended December 31, 2023, and 2022, respectively, and decreased by Ps.2,753.8 million, or 13.5%, to Ps.17,585.2 million for the year ended December 31, 2023, from Ps.20,339.0 million for the year ended December 31, 2022. This decrease was due to the decrease in the number of video and broadband RGUs for the year ended December 31, 2023.

Total disconnections for the year ended December 31, 2023, were approximately 798 thousand RGUs. This was mainly driven by 689.6 thousand video net disconnections and 125.2 thousand broadband net disconnections. In addition, Mobile RGUs increased by 16.9 thousand. Sky closed the year with 118,670 video RGUs in Central America and the Dominican Republic.

The following table sets forth the breakdown of RGUs per service type for Sky as of December 31, 2023, and 2022.

	2023	2022
Video	5,567,426	6,257,059
Broadband (data)	515,089	640,294
Voice	344	453
Mobile	32,502	15,602
RGUs	6,115,361	6,913,408

Sky operating segment income decreased by Ps.684.9 million, or 10.7%, to Ps.5,731.4 million for the year ended December 31, 2023, from Ps.6,416.3 million for the year ended December 31, 2022, and the margin totaled 32.6%. This decrease in operating segment income was due to the decrease in revenue, which was partially offset by a decrease in programming costs, sales promotions and broadcast rights.

Depreciation and Amortization

Depreciation and amortization expense increased by Ps.392.0 million, or 1.9%, to Ps.21,107.3 million for the year ended December 31, 2023, from Ps.20,715.3 million for the year ended December 31, 2022. This increase was primarily due to an increase in depreciation and amortization expense in our Cable segment, which was partially offset by a decrease in depreciation and amortization expense in our Sky segment.

Other Expense, Net

Other expense, net, decreased by Ps.109.4 million, to Ps.913.8 million for the year ended December 31, 2023, from Ps.1,023.2 million for the year ended December 31, 2022. This decrease reflected primarily (i) the absence in 2023 of other expense in connection with a settlement agreement of a class action lawsuit in the fourth quarter of 2022; and (ii) interest income for recovery of asset tax from prior years. These unfavorable variances were partially offset by (i) an increase in non-recurring severance expense in connection with headcount reductions in our Cable segment; and (ii) non-recurring expense related to damage caused by Hurricane “Otis” in our Cable segment.

Non-Operating Results

Finance Expense, Net

Finance expense, net, significantly impacts our consolidated financial statements in periods of currency fluctuations. Under IFRS Accounting Standards, finance income or expense, net, reflects:

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

Finance expense, net, decreased by Ps.4,410.5 million, or 47.6%, to Ps.4,845.9 million for the year ended December 31, 2023, from Ps.9,256.4 million for the year ended December 31, 2022. This decrease reflected: (i) a Ps.1,787.1 million decrease in interest expense in connection with a lower average principal amount of debt in the year ended December 31, 2023, resulting primarily from prepayments made in 2023 of our long-term debt; (ii) a Ps.1,051.2 million increase in interest income explained primarily by higher interest rates in 2023, which effect was partially offset by a lower average amount of cash and cash equivalents for the year ended December 31, 2023; and (iii) a Ps.1,596.2 million decrease in foreign exchange loss, net, resulting primarily from the appreciation of the Mexican peso against the U.S. dollar on a lower average U.S. dollar net asset position for the year ended December 31, 2023, compared to a higher average U.S. dollar net asset position for the year ended December 31, 2022, which was partially offset by a 13.1% appreciation of the Mexican peso against the U.S. dollar in 2023, compared to a 5.0% appreciation in 2022. These favorable variances were partially offset by a Ps.24.0 million increase in other finance expense, net, resulting from a higher loss in fair value of our derivative contracts for the year ended December 31, 2023.

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

Income Taxes

Income taxes changed by Ps.3,713.6 million, to an income tax expense of Ps.2,360.7 million for the year ended December 31, 2023, from an income tax benefit of Ps.1,352.9 million for the year ended December 31, 2022.

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

Net Income or Loss Attributable to Non-controlling Interests

Net income attributable to non-controlling interests reflects that portion of operating results attributable to the interests held by third parties in the businesses which are not wholly owned by us, including our Cable and Sky segments.

Net income or loss attributable to non-controlling interests changed by Ps.956.2 million to a net loss of Ps.384.6 million in 2023, compared with a net income of Ps.571.6 million in 2022. This change reflected primarily a net loss attributable to non-controlling interests in our Cable segment.

Net Income or Loss Attributable to Stockholders of the Company

Net income or loss attributable to stockholders of the Company amounted to a net loss of Ps.8,422.7 million for the year ended December 31, 2023, compared with a net income of Ps.44,712.2 million for the year ended December 31, 2022. The unfavorable change of Ps.53,134.9 million, reflected:

●	The absence in 2023 of a Ps.56,065.5 million income from discontinued operations that we recognized in 2022 in connection with the TelevisaUnivision Transaction;
●	a Ps.134.2 million decrease in income from discontinued operations of the Spun-off Businesses;
●	a Ps.1,989.3 million decrease in operating income before other expense; and
●	a Ps.3,713.6 million unfavorable change in income tax benefit or expense.

These unfavorable variances were partially offset by:

●	a Ps.109.4 million decrease in other expense, net;
●	a Ps.4,410.5 million decrease in finance expense, net;
●	a Ps.3,291.6 million decrease in share of loss of associates and joint ventures, net; and
●	a Ps.956.2 million favorable change in net income or loss attributable to non-controlling interests.

Effects of Depreciation and Inflation

The following table sets forth, for the periods indicated:

●	the percentage that the Peso depreciated or appreciated against the U.S. Dollar;
●	the Mexican inflation rate;
●	the U.S. inflation rate; and
●	the percentage change in Mexican GDP compared to the prior period.

	Year Ended December 31,
	2024	2023	2022
Depreciation (appreciation) of the Peso as compared to the U.S. Dollar(1)	23.2%	(13.1)%	(5.0)%
Mexican inflation rate(2)	4.2	4.7	7.8
U.S. inflation rate	2.9	3.4	6.5
Increase in Mexican GDP(3)	1.2	3.2	3.1
(1)	Based on changes in the Interbank Rates, as reported by Banco Citi México, S.A., at the end of each period, which were as follows: Ps.19.4760 as of December 31, 2022, Ps.16.9325 as of December 31, 2023 and Ps.20.8691 as of December 31, 2024.
(2)	Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 126.5 in 2022; 132.4 in 2023 and 137.9 in 2024.
(3)	As estimated by the Instituto Nacional de Estadística, Geografía e Informática, or INEGI.

The general condition of the Mexican economy, the depreciation of the Peso as compared to the U.S. Dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

●	Advertising and Other Revenues. Inflation in Mexico adversely affects consumers. As a result, our advertising customers may purchase less advertising, which would reduce our advertising revenues, and consumers may reduce expenditures for our other products and services, including pay-TV services.
●	Foreign Currency-Denominated Revenues and Operating Costs and Expenses. We have substantial operating costs and expenses denominated in foreign currencies, primarily in U.S. Dollars. These costs are principally due to our activities in the United States, the costs of foreign-produced programming and publishing supplies and the leasing of satellite transponders. The following table sets forth our foreign currency-denominated revenues and operating costs and expenses stated in millions of U.S. Dollars for 2024, 2023 and 2022:

	Year Ended December 31,
	2024		2023		2022

	(Millions of U.S. Dollars)
Revenues	U.S.$	125	U.S.$	124	U.S.$	167
Operating costs and expenses		243		317		443

On a consolidated basis, in 2024, 2023 and 2022, our foreign-currency-denominated costs and expenses exceeded our foreign-currency-denominated revenues. As a result, we could be exposed to future depreciation of the Peso, which would increase the Peso equivalent of our foreign-currency-denominated costs and expenses.

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

IFRS Accounting Standards

Our consolidated financial information as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, was prepared in accordance with IFRS Accounting Standards as issued by the IASB.

Below is a list of the new and amended IFRS Accounting Standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2025, 2026 and 2027. Our management does not expect the pronouncements effective for annual periods beginning on January 1, 2025 to have a material impact on our consolidated financial statements. Our management is in the process of assessing the potential impact those pronouncements effective for annual periods beginning on or after January 1, 2025 will have on our consolidated financial statements. Some amendments and improvements to certain IFRS Accounting Standards became effective on January 1, 2025, and did not have any significant impact on our consolidated financial statements.

Effective for Annual Reporting
New or Amended IFRS Accounting		Periods Beginning
Standard	Title of the IFRS Accounting Standard	On or After
Amendments to IAS 21 (1)	Lack of Exchangeability	January 1, 2025
Annual improvements (1)	Annual Improvements to IFRS Accounting Standards – Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7 (1)	Amendments to the classification and Measurement of Financial Instruments	January 1, 2026
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 (1)	Subsidiaries without Public Accountability: Disclosures	January 1, 2027 (2)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
Amendments to IFRS 9 and IFRS 7 (1)	Contracts Referencing Nature-dependent Electricity	January 1, 2026
(1)	This new or amended IFRS Accounting Standard is not expected to have a significant impact on our consolidated financial statements.
(2)	An entity may elect to apply this IFRS Accounting Standard for reporting periods beginning on or after this date.

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

Annual Improvements to IFRS Accounting Standards – Volume 11, were issued by the IASB in July 2024. These amendments include clarifications, simplifications, corrections and changes aimed at improving the consistency of several IFRS Accounting Standards. These amendments are effective for annual periods beginning on or after 1 January 2026, with early application permitted. The following table lists the amended IFRS Accounting Standards or guidance and the subject of the amendments.

Amended IFRS Accounting Standard or Guidance	Subject of Amendments
IFRS 1 First-time Adoption of International Financial Reporting Standards	Hedge accounting by a first-time adopter
IFRS 7 Financial Instruments: Disclosures	Gain or loss on derecognition
Guidance on implementing IFRS 7 Financial Instruments: Disclosures	Introduction - Disclosure of deferred difference between fair value and transaction price - Credit risk disclosures
IFRS 9 Financial Instruments	Derecognition of lease liabilities - Transaction price
IFRS 10 Consolidated Financial Statements	Determination of a ‘de facto agent’
IAS 7 Statement of Cash Flows	Cost method

Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments, were issued by the IASB in May 2024, to address the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, by clarifying how the contractual cash flows on loans with ESG-linked features should be assessed. These amendments also address the settlement of liabilities through electronic payment systems, by clarifying the date on which a financial asset or financial liability is derecognized and developing an accounting policy option to allow a company to derecognize a financial liability before it delivers cash on the settlement date if specified criteria are met. The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with early application permitted.

IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), was issued by the IASB in April 2024, introducing new requirements to improve comparability in the statement of income; enhance transparency of management-defined performance measures; and provide more useful grouping of information in the financial statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements (“IAS 1”) and carries forward many requirements from IAS 1 unchanged. IFRS 18 introduces three defined categories for income and expenses: operating, investing and financing, to improve the structure of the statement of income, and requires all companies to provide new defined subtotals, including operating profit. IFRS also requires companies to disclose explanations of those company-specific measures that are related to the statement of income, referred to as management-defined performance measures. IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted. Upon adoption, IFRS 18 should be applied on a fully retrospective basis, requiring the restatement of the comparative periods presented in an entity’s financial statements. Our management is assessing the impact of adoption of IFRS 18 in its consolidated financial statements and financial reporting in connection with the new presentation guidelines and disclosures required by this IFRS Accounting Standard.

IFRS 19 Subsidiaries without Public Accountability: Disclosures (“IFRS 19”), was issued by the IASB in May 2024, to permit eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures. Applying IFRS 19 will reduce the costs of preparing subsidiaries’ financial statements while maintaining the usefulness of the information for users of their financial statements. When a parent company prepares consolidated financial statements that comply with IFRS Accounting Standards, its subsidiaries are required to report to the parent using IFRS Accounting Standards. However, for their own financial statements, subsidiaries are permitted to use IFRS Accounting Standards, the IFRS for SMEs Accounting Standard or national accounting standards. Subsidiaries are eligible to apply IFRS 19 if they do not have public accountability, and their parent company applies IFRS Accounting Standards in their consolidated financial statements. A subsidiary does not have public accountability if it does not have equities or debt listed on a stock exchange and does not hold assets in a fiduciary capacity for a broad group of outsiders. An entity may elect to apply this Standard for reporting periods beginning on or after 1 January 2027. Earlier application is permitted.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued by the IASB in September 2014, and addressed and acknowledged an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely. Entities are required to apply these amendments prospectively to the sale or contribution of assets occurring in annual periods beginning on or after a date to be determined by the IASB. Earlier application is permitted. If an entity applies these amendments earlier, it shall disclose that fact. These amendments became applicable to our consolidated financial statements in connection with the closing of the TelevisaUnivision Transaction in the first quarter of 2022 (see Note 3 to our consolidated year-end financial statements). As permitted, we have applied these amendments in 2022 and disclosed this fact in its consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature-dependent Electricity, were issued by the IASB in December 2024, to help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements. Nature-dependent electricity contracts help companies to secure their electricity supply from sources such as wind and solar power. The amount of electricity generated under these contracts can vary based on uncontrollable factors such as weather conditions. Current accounting requirements may not adequately capture how these contracts affect a company’s performance. These amendments are required to be applied for annual reporting periods beginning on or after 1 January 2026. Companies can apply the amendments earlier.

Critical Accounting Estimates and Assumptions

We have identified certain key accounting policies upon which our consolidated financial condition and results of operations are dependent. The application of these key accounting policies often involves complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In the opinion of our management, our most Critical Accounting Estimates and Assumptions under IFRS Accounting Standards are those related to the accounting for goodwill and other indefinite-lived intangible assets, long-lived assets, deferred income taxes and financial assets measured at fair value. For a full description of these and other accounting policies, see Note 2 to our consolidated year-end financial statements.

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

During 2024, we recorded impairment adjustments for goodwill and intangible assets with indefinite and finite useful lives in our Sky and Cable segments (see Notes 11, 12, 13 and 22 to our consolidated year-end financial statements). See Note 2 (b) and (l), for disclosure regarding concession intangible assets.

(b)	Long-lived Assets

We present certain long-lived assets other than goodwill and indefinite-lived intangible assets in our consolidated statement of financial position. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Recoverability is analyzed based on projected cash flows. Estimates of future cash flows involve considerable judgment on the part of management. These estimates are based on historical data, future revenue growth, market conditions, management plans, and assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions were modified because of changes in economic or legal circumstances, we could recognize a write-off or write-down or accelerate the amortization schedule related to the carrying amount of these assets. We recorded an impairment loss for the year ended December 31, 2024 (see Notes 2 (m), 13 and 22 to our year-end financial statements).

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

Financial assets and liabilities measured at fair value as of December 31, 2024 and 2023 (in thousands of Pesos):

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2024		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL
Open-Ended Fund	Ps.	784,769	Ps.	—	Ps.	784,769	Ps.	—
Publicly traded equity instruments		1,709,942		1,709,942		—		—
Derivative financial instruments		2,001,051		—		2,001,051		—
Total	Ps.	4,495,762	Ps.	1,709,942	Ps.	2,785,820	Ps.	—

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2023		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL
Open-Ended Fund	Ps.	674,451	Ps.	—	Ps.	674,451	Ps.	—
Publicly traded equity instruments		1,912,150		1,912,150		—		—
Derivative financial instruments		251,738		—		251,738		—
Total	Ps.	2,838,339	Ps.	1,912,150	Ps.	926,189	Ps.	—

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

Disclosures for Each Class of Assets and Liabilities Subject to Recurring Fair Value Measurements Categorized Within Level 3

Our Corporate Finance Department has established rules for a proper portfolio asset classification according to the fair value hierarchy defined by IFRS Accounting Standards. On a monthly basis, any new assets recognized in the Company’s portfolio are classified according to these criteria. Subsequently, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

A sensitivity analysis is performed on our investments with significant unobservable inputs (Level 3) in order to obtain a reasonable range of possible alternative valuations. This analysis is carried out by our Corporate Finance Department.

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

The impairment test for goodwill involves a comparison of the estimated fair value of each of our reporting units to its carrying amount, including goodwill. We determine the recoverable amount of a reporting unit using the higher between the value in use and the fair value less costs to sell, which utilize significant unobservable inputs (Level 3) within the fair value hierarchy. The impairment test for intangible assets not subject to amortization involves a comparison of the estimated recoverable amount of the intangible asset with its carrying amount. We determine the recoverable amount of the intangible asset using a discounted cash flow analysis, which utilizes significant unobservable inputs (Level 3) within the fair value hierarchy. Determining recoverable amount requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows for a period of time that comprises five years, as well as relevant comparable company earnings multiples for the market-based approach.

Once an asset has been impaired, it is not remeasured at fair value on a recurring basis; however, it is still subject to recoverable amount measurement to test for recoverability of the carrying amount.

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

During the year ended December 31, 2024, we had a net increase in cash and cash equivalents of Ps.14,303.7 million as compared to a net decrease in cash and cash equivalents of Ps.18,544.6 million during the year ended December 31, 2023.

Net cash provided by operating activities for the year ended December 31, 2024, amounted to Ps.32,554.1 million. Adjustments to reconcile loss before income taxes from continuing operations to net cash provided by operating activities were mainly due to (i) depreciation and amortization of Ps.20,542.3 million, (ii) an interest expense of Ps.7,984.8 million, (iii) unrealized foreign exchange loss of Ps.5,664.6 million, (iv) impairment of long-lived assets of Ps.3,064.3; (v) an impairment loss on trade accounts receivable and other receivables of Ps.1,294.1 million, and (vi) a share-based compensation expense of Ps.488.8 million; this was partially offset by (i) gain on disposition of property and equipment of Ps.2,321.2 million; (ii) income taxes paid for the year ended December 31, 2024, which amounted to Ps.812.2 million; and (iii) an other finance gain, net of Ps.773.7 million.

Net cash used in investing activities for the year ended December 31, 2024, amounted to Ps.9,009.7 million and was primarily used in (i) investments in property, plant and equipment of Ps.9,097.4 million, and (ii) other investments in intangible assets of Ps.1,378.9 million; this was partially offset by proceeds from (i) cash dividends from preferred shares of Ps.777.8 million, (ii) a disposition of property, plant and equipment of Ps.628.0 million, and (iii) a disposition of investment in joint ventures of Ps.50.8 million.

Net cash used in financing activities for the year ended December 31, 2024, amounted to Ps.9,389.0 million, and was primarily used for interest payments of Ps.7,417.9 million, payment of long-term loans from Mexican banks of Ps.10,000.0 million, other payments of lease liabilities of Ps.1,567.3 million, dividend payments of Ps.1,019.0 million, which was partially offset by cash proceeds from Mexican banks long-term loans of Ps.10,000.0 million and derivative financial instruments of Ps.747.7 million.

During the year ended December 31, 2023, we had a net decrease in cash and cash equivalents of Ps.18,544.6 million, as compared to a net increase in cash and cash equivalents of Ps.25,302.8 million during the year ended December 31, 2022.

Net cash provided by operating activities for the year ended December 31, 2023, amounted to Ps.15,201.4 million. Adjustments to reconcile loss before income taxes from continuing operations to net cash provided by operating activities were mainly due to (i) depreciation and amortization of Ps.21,469.2 million, (ii) an interest expense of Ps.7,654.3 million, (iii) an impairment loss on trade accounts receivable, and other receivables of Ps.1,108.0 million, (iv) an other finance loss, net of Ps.134.8 million, (v) a share of loss of associates and joint ventures of Ps.4,086.6 million, and (vi) a share-based compensation expense of Ps.748.5 million; this was partially offset by (i) unrealized foreign exchange gains of Ps.3,740.1 million, and (ii) income taxes paid for the year ended December 31, 2023, which amounted to Ps.7,014.3 million.

Net cash used in investing activities for the year ended December 31, 2023, amounted to Ps.15,758.4 million and was primarily used in (i) investments in property, plant and equipment of Ps.14,708.0 million, and (ii) other investments in intangible assets of Ps.1,869.7 million; this was partially offset by proceeds from (i) cash dividends from preferred shares of Ps.716.9 million, (ii) a disposition of investment in joint ventures of Ps.45.6 million, and (iii) a disposition of property, plant and equipment of Ps.48.9 million.

Net cash used in financing activities for the year ended December 31, 2023, amounted to Ps.17,753.0 million, and was primarily used in interest payments of Ps.7,553.9 million, derivative financial instruments of Ps.195.1 million, prepayment of long-term loans from Mexican banks related to Sky of Ps.1,400.0 million, other payments of lease liabilities of Ps.1,793.6 million, dividend payments of Ps.1,027.4 million, repurchases of capital stock of Ps.1,197.1 million, partial prepayment of Senior Notes of Ps.4,718.3 million and the repurchase of our 7.25% Senior Notes due 2043 of Ps.181.7 million, which was partially offset by cash provided by Mexican banks through long-term loans of Ps.400.0 million to Sky.

Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity

During 2025, we:

●	expect to make aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$665.0 million, which are intended primarily for the expansion and improvement of our Cable and Sky segments; and
●	expect to provide financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of U.S.$3.4 million (Ps.70.9 million).

During 2024, we:

●	made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$493.0 million, of which approximately U.S.$399.2 million and approximately U.S.$83.3 million were for the expansion and improvement of our Cable and Sky segments, respectively and the remaining amount was for our other corporate businesses; and

●	provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of U.S.$7.0 million (Ps.128.9 million).

During 2023, we:

●	made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$828.5 million, of which approximately U.S.$633.0 million and approximately U.S.$149.2 million were for the expansion and improvements of our Cable and Sky segments, respectively, and the remaining amount was for our Other Businesses segment; and
●	provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of U.S.$8.8 million (Ps.155.1 million).

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

In June 2019, we entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000 million. The funds from this loan were used for general corporate purposes, including the refinancing of our indebtedness. This loan bore interest at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on our net leverage ratio. In April 2024, we prepaid in full all amounts outstanding under this credit agreement, which was scheduled to mature in 2024.

On March 24, 2020, we drew down the U.S.$618 million under the RCF (as defined below) and fully prepaid the facility on October 6, 2020. In February 2022, the RCF was increased by U.S.$32 million reaching a total amount of U.S.$650 million payable in Mexican pesos, and extended for a three-year term, with maturity in February 2025. In April 2024, we terminated the RCF. We did not borrow any amounts under the RCF since 2022.

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

On April 9, 2024, we entered into a credit agreement, together with Cablemás Telecomunicaciones, S.A. de C.V. and Televisión Internacional, S.A. de C.V., as co-borrowers, with a syndicate of banks which provides for a five-year term loan in an aggregate principal amount of Ps.10,000 million, and a five-year revolving credit facility in an aggregate principal amount of U.S.$500 million, with loans thereunder to be funded in Mexican pesos. The loans under this credit agreement will bear interest at a floating rate based on a spread of 125 bps or 150 bps over the 28 day TIIE Rate depending on our net leverage ratio. The credit agreement requires the maintenance of certain financial ratios related to indebtedness and interest expense. BBVA México, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA México, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank acted as joint lead arrangers and joint bookrunners. The proceeds of the loans under this credit agreement were used to refinance certain of our existing indebtedness and may also be used for general corporate purposes. We used part of the proceeds of the loans to prepay in full all amounts outstanding under the credit agreement which we entered into in 2019 with a syndicate of banks, which was scheduled to mature in 2024.

Indebtedness. As of December 31, 2024, our consolidated long-term portion of debt amounted to Ps.98,398.2 million and our consolidated current portion of debt was Ps.6,231.4 million. As of December 31, 2023, our consolidated long-term portion of debt amounted to Ps.78,547.9 million and our consolidated current portion of debt was Ps.11,494.7 million. The consolidated debt is presented net of unamortized finance costs as of December 31, 2024 and 2023, in the aggregate amount of Ps.1,259.0 million and Ps.1,278.4 million, respectively, and interest payable in the aggregate amount of Ps.1,674.5 million and Ps.1,506.8 million in 2024 and 2023, respectively.

In March 2018, the Company entered into a Revolving Credit Facility (“RCF”) with a syndicate of banks for U.S.$583.0 million payable in Mexican pesos, for a three-year term. In December 2018, this facility was increased by U.S.$35.0 million reaching a total amount of U.S.$618.0 million. The funds may be used for the repayment of existing indebtedness and other general corporate purposes as may be authorized by our Board of Directors. In August 2019, the Company extended the RCF for one more year to maintain the total three-year term. The RCF was available as of December 31, 2019. In March 2020, the Company drew down under the RCF as a prudent and precautionary measure in order to increase its cash position and preserve financial flexibility in light of uncertainty in the global and local markets resulting from the COVID-19 outbreak. The aggregate principal amount drawn under the RCF was Ps.14,771.0 million, with maturity in the first quarter of 2022. The RCF bore interest at a floating rate based on a spread of 87.5 or 112.5 basis points over the 28-day TIIE rate depending on the Company’s net leverage ratio, which amount the Company was permitted to prepay on the last day of any interest period. The Company prepaid the full amount drawn on October 6, 2020 without penalty. In February 2022, the RCF was increased by U.S.$32 million reaching a total amount of U.S.$650 million payable in Mexican pesos and extended for a three-year term, with maturity in February 2025. In April 2024, the Company terminated the RCF. The Company did not borrow any amounts under the RCF since 2022.

In February 2023, Sky executed a revolving credit facility with a Mexican bank for an amount up to Ps.1,000 million and with a maturity in 2028. The funds may be used for general corporate purposes, including the repayment of debt. Under the terms of this revolving credit facility, Sky is required to comply with certain restrictive covenants and financial coverage ratios. In March 2023, upon the maturity of loans with two Mexican banks, Sky repaid the remaining portions of these loans in the aggregate principal amount of Ps.1,000 million with (i) available cash on hand in the amount of Ps.600 million and (ii) funds from this revolving credit facility in the principal amount of Ps.400 million, plus interest payable on a monthly basis at the annual interest rate of TIIE plus 0.85%. In December 2023, Sky prepaid this credit facility plus accrued interest in the aggregate amount of Ps.404 million. As of December 31, 2024, the unused principal amount of this revolving credit facility amounted to Ps.1,000 million.

On April 9, 2024, we entered into a credit agreement, together with Cablemás Telecomunicaciones, S.A. de C.V. and Televisión Internacional, S.A. de C.V., as co-borrowers, with a syndicate of banks which provides for a five-year term loan in an aggregate principal amount of Ps.10,000 million, and a five-year revolving credit facility in an aggregate principal amount of U.S.$500 million, with loans thereunder to be funded in Mexican pesos. The loans under this credit agreement will bear interest at a floating rate based on a spread of 125 bps or 150 bps over the 28 day TIIE Rate depending on our net leverage ratio. The credit agreement requires the maintenance of certain financial ratios related to indebtedness and interest expense. BBVA México, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA México, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank acted as joint lead arrangers and joint bookrunners.

The proceeds of the loans under this credit agreement were used to refinance certain of our existing indebtedness and may also be used for general corporate purposes. We used part of the proceeds of the loans to prepay in full all amounts outstanding under the credit agreement which we entered into in 2019 with a syndicate of banks, which was scheduled to mature in 2024.

We may from time to time incur additional indebtedness or repurchase, redeem or repay outstanding indebtedness.

The following table sets forth a description of our outstanding indebtedness as of December 31, 2024, net of unamortized finance costs and does not include related accrued interest payable (in millions of Pesos):

	2024(1)

	Effective	Interest
	Interest Rate	Payable		Principal		Finance Costs		Net
U.S. dollar Senior Notes:
6.625% Senior Notes due 2025 (2)	7.60%	Ps.	75.8	Ps.	4,579.5	Ps.	(22.5)	Ps.	4,557.0
4.625% Senior Notes due 2026 (2)	5.03%		100.1		4,328.7		(5.1)		4,323.6
8.50% Senior Notes due 2032 (2)	9.00%		162.6		6,260.7		(34.5)		6,226.2
6.625% Senior Notes due 2040 (2)	7.05%		377.9		12,521.4		(141.6)		12,379.8
5% Senior Notes due 2045 (2)	5.39%		119.2		16,499.3		(453.7)		16,045.6
6.125% Senior Notes due 2046 (2)	6.47%		562.1		18,355.9		(126.6)		18,229.3
5.25% Senior Notes due 2049 (2)	5.59%		72.4		13,793.0		(315.6)		13,477.4
Total U.S. dollar debt			1,470.1		76,338.5		(1,099.6)		75,238.9

Mexican peso debt:
8.79% Notes due 2027 (3)	8.84%		101.1		4,500.0		(8.8)		4,491.2
8.49% Senior Notes due 2037 (2)	8.94%		44.6		4,500.0		(15.5)		4,484.5
7.25% Senior Notes due 2043 (2)	7.92%		36.4		6,225.7		(63.3)		6,162.4
Bank loan (4)	11.69%		—		10,000.0		(71.8)		9,928.2
Bank loans (Sky) (5)	12.46%		22.3		2,650.0		—		2,650.0
Total Mexican peso debt			204.4		27,875.7		(159.4)		27,716.3
Total debt			1,674.5		104,214.2		(1,259.0)		102,955.2
Less: Current portion of long-term debt			1,674.5		4,579.5		(22.5)		4,557.0
Long-term debt, net of current portion		Ps.	—	Ps.	99,634.7	Ps.	(1,236.5)	Ps.	98,398.2
Lease liabilities:
Satellite transponder lease agreement(6)								Ps.	1,866.7
Telecommunications network lease agreement (7)									538.4
Other lease liabilities(8)									2,981.5
Total lease liabilities									5,386.6
Less: Current portion									1,242.9
Lease liabilities, net of current portion								Ps.	4,143.7
(1)	U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.20.8691 per U.S. Dollar, the Interbank Rate, as reported by Banco Citi México, S.A., as of December 31, 2024.

(2)	The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$3,658 million as of December 31, 2024 and 2023, and Ps.10,725,690, as of December 31, 2024 and 2023, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046, and 2049 including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The terms of these Senior Notes contain covenants that limit the ability of the Company and certain restricted subsidiaries, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 and 2049, are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”). In the first, second and third quarters of 2023, the Company repurchased a portion of its outstanding Senior Notes due 2043 in the aggregate principal amount of Ps.274,310 and recognized a gain on extinguishment of debt in the amount of Ps.98,692, which was recognized in finance expense, net, in the Group’s consolidated statement of income for the year ended December 31, 2023. In August 2023, the Company concluded tender offers to purchase for cash a portion of its Senior Notes due 2025, 2026, 2045, 2046 and 2049, in the principal amount of U.S.$47.0 million, U.S.$92.6 million, U.S.$98.7 million, U.S.$20.4 million and U.S.$41.3 million, respectively, for an aggregate principal amount of U.S.$300.0 million. The Company paid for these tender offers cash in the aggregate amount of U.S.$274.9 million (Ps.4,718,251), plus related premiums of U.S.$6.2 million (Ps.106,505) and recognized a gain on extinguishment of debt in the amount of U.S.$18.9 million (Ps.324,512), which was recognized in finance expense, net, in the Group’s consolidated statement of income for the year ended December 31, 2023. In the second and third quarters of 2023, the Company repurchased a portion of its outstanding Senior Notes due 2043 in the aggregate principal amount of Ps.274,310, the Company paid for this repurchase an aggregate cash amount of Ps.174,785, plus related accrued interest of Ps.6,946, and recognized a gain on extinguishment of debt in the amount of Ps.92,579, which was recognized in finance expense, net, in the Group’s consolidated statement of income for the year ended December 31, 2023.
(3)	In 2017, the Company issued Notes (“Certificados Bursátiles”) due 2027, through the BMV in the aggregate principal amount of Ps.4,500,000, with interest payable semi-annually at an annual rate of 8.79%. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The terms of the Notes due 2027 contain covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions.
(4)	In July 2019, the Company entered into a credit agreement (the “2019 Credit Agreement”) for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000,000, with an original maturity in 2024 and interest payable on a monthly basis at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio. In April 2024, the Company and two of its subsidiaries in the Group’s Cable segment (i) executed a credit agreement with a syndicate of banks (the “2024 Credit Agreement”) for a five-year term loan in an aggregate principal amount of Ps.10,000,000, and a five-year revolving credit facility in an aggregate principal amount of U.S.$500 million; and (ii) terminated an unused revolving credit facility entered into in 2022 with a syndicate of banks for up to an amount equivalent to U.S.$650 million, with an original maturity in 2025. The loans under the 2024 Credit Agreement bear interest at a floating rate based on a spread of 125 bps or 150 bps over the 28-day TIIE rate depending on the Group’s net leverage ratio. The 2024 Credit Agreement requires the maintenance of certain financial ratios related to indebtedness and interest expense. In April 2024, the Group used part of the proceeds of the term loan under the 2024 Credit Agreement to prepay in full all amounts outstanding under the 2019 Credit Agreement.

(5)	In December 2021, Sky entered into long-term credit agreement with a Mexican Bank in the aggregate principal amount of Ps.2,650,000, with interest payable on a monthly basis and maturity in December 2026, which included a Ps.1,325,000 loan with an annual interest rate of 8.215%, and a Ps.1,325,000 loan with an annual interest rate of 28-day TIIE plus 90 basis points. The funds from these loans were used for general corporate purposes, including the prepayment of Sky´s indebtedness. Under the terms of this credit agreement, Sky is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with a restrictive covenant on spin-offs, mergers, and similar transactions. In March 2023, upon the maturity of loans with two Mexican banks, Sky repaid the remaining portions of these loans in the aggregate principal amount of Ps.1,000,000 with (i) available cash on hand in the amount of Ps.600,000 and (ii) funds from a revolving credit facility in the principal amount of Ps.400,000, plus interest payable on a monthly basis at the annual interest rate of TIIE plus 0.85%, with a maturity in 2028. In December 2023, Sky prepaid all of the used funds under its revolving credit facility plus unpaid accrued interest in the aggregate amount of Ps.403,981.
(6)	In March 2010, Sky entered into a lease agreement with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) by which Sky is obligated to pay at an annual interest rate of 7.30%, a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years; or (b) the date IS-21 is taken out of service.
(7)	A subsidiary of the Company entered into a lease agreement with GTAC for the right to use certain capacity of a telecommunications network through 2030.
(8)	Other lease liabilities recognized in accordance with IFRS 16 Leases, in the aggregate amount of Ps.2,981,536 and Ps.4,723,352, as of December 31, 2024 and 2023, respectively. These lease liabilities have terms which will expire at various dates between 2025 and 2051.

Interest Expense. Interest expense for the years ended December 31, 2024, 2023 and 2022 was Ps.7,975.6 million, Ps.7,742.1 million and Ps.9,529.2 million, respectively.

The following table sets forth our interest expense for the years indicated (in millions of U.S. Dollars and millions of Pesos):

	Year Ended December 31,(1)
	2024		2023		2022
Interest payable in U.S. Dollars	U.S.$	228.8	U.S.$	215.3	U.S.$	279.5
Amounts currently payable under Mexican withholding taxes (2)		11.2		11.5		12.5
Total interest payable in U.S. Dollars	U.S.$	240.0	U.S.$	226.8	U.S.$	292.0
Peso equivalent of interest payable in U.S. Dollars	Ps.	4,368.8	Ps.	4,094.4	Ps.	5,879.7
Interest payable in Pesos		3,606.8		3,559.9		3,575.9
Discontinued operations		—		87.8		73.6
Total interest expense	Ps.	7,975.6	Ps.	7,742.1	Ps.	9,529.2
(1)	U.S. Dollars are translated into Pesos at the rate prevailing when interest was recognized as an expense for each period.
(2)	See “Additional Information—Taxation—Federal Mexican Taxation”.

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments consist primarily of indebtedness, as described above, and transmission rights obligations.

Contractual Obligations on the Balance Sheet

The following table summarizes our contractual obligations on the balance sheet as of December 31, 2024 (these amounts do not include future interest payments):

	Payments Due by Period

			Less Than 12
			Months		12-36 Months		36-60 Months		Maturities
			January 1, 2025 to		January 1, 2026		January 1,2028		Subsequent to
			December 31,		to December 31,		to December 31,		December 31,
	Total		2025		2027		2029		2029

	(Thousands of U.S. Dollars)
6.625% Senior Notes due 2025(1)	U.S.$	219,438	U.S.$	219,438	U.S.$	—	U.S.$	—	U.S.$	—
8.5% Senior Notes due 2032		300,000		—		—		—		300,000
8.49% Senior Notes due 2037		215,630		—		—		—		215,630
6.625% Senior Notes due 2040		600,000		—		—		—		600,000
8.79% Notes due 2027		215,630		—		215,630		—		—
7.25% Senior Notes due 2043		298,321		—		—		—		298,321
5% Senior Notes due 2045		790,610		—		—		—		790,610
4.625% Senior Notes due 2026		207,420		—		207,420		—		—
6.125% Senior Notes due 2046		879,572		—		—		—		879,572
5.250% Senior Notes due 2049		660,928		—		—		—		660,928
Syndicate Loan due 2029		479,177		—		—		479,177		—
Scotiabank loan due 2026		126,982		—		126,982		—		—
Long-term debt		4,993,708		219,438		550,032		479,177		3,745,061
Accrued interest payable		80,240		80,240		—		—		—
Satellite transponder lease agreement		89,450		30,476		58,974		—		—
Telecommunications network lease agreement		25,797		2,999		11,157		8,688		2,953
Other lease liabilities		142,868		26,084		44,292		32,788		39,704
Other non-current liabilities		90,432		—		31,257		59,175		—
Total contractual obligations	U.S.$	5,422,495	U.S.$	359,237	U.S.$	695,712	U.S.$	579,828	U.S.$	3,787,718
(1)	The 6.625% Senior Notes due 2025 were repaid at maturity on March 18, 2025.

Contractual Obligations off the Balance Sheet

The following table summarizes our contractual obligations off the balance sheet as of December 31, 2024

	Payments Due by Period
			Less Than 12
			Months		12-36 Months		36-60 Months		Maturities
			January 1, 2025 to		January 1, 2026		January 1, 2028		Subsequent to
			December 31,		to December 31,		to December 31,		December 31,
	Total		2025		2027		2029		2029

	(Thousands of U.S. Dollars)
Interest on debt(1)	U.S.$	4,185,003	U.S.$	260,117	U.S.$	601,919	U.S.$	516,932	U.S.$	2,806,035
Interest on lease liabilities		82,018		22,182		29,620		18,116		12,100
Transmission rights(2)		460,656		67,020		130,034		132,701		130,901
Capital expenditures commitments		25,733		25,733		—		—		—
Satellite transponder commitments(3)		18,438		5,823		8,214		4,062		339
Committed financing to GTAC(4)		3,399		3,399		—		—		—
Total contractual obligations	U.S.$	4,775,247	U.S.$	384,274	U.S.$	769,787	U.S.$	671,811	U.S.$	2,949,375
(1)	Interest to be paid in future years on outstanding debt as of December 31, 2024, was estimated based on contractual interest rates and exchange rates as of that date.
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

(4)	In connection with a long-term credit facility, we agreed to provide financing to GTAC in 2025 in the aggregate principal amount of Ps.70.9 million (U.S.$3.4 million).

Item 6.Directors, Senior Management and Employees

Board of Directors

The following table sets forth the names of our current directors and their alternates, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors. The general annual stockholders’ meeting takes place annually in order to, among other matters, elect and/or ratify the Company’s directors. Our current Board of Directors is composed as follows:(1)

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

April 2025
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

C.V. and Pytco, S.A. de C.V.

April 2003
Jean Michel Enriquez Dahlhaus (02/05/70)	Partner, Creel, García-Cuéllar, Aiza y Enriquez, S.C.

Partner of Creel, García-Cuéllar, Aiza y Enríquez. Mentor and Member of the Board of Directors of Endeavor. Former professor of Mergers and Acquisitions at Universidad Iberoamericana. Foreign Associate in the New York City office of Cravath, Swaine & Moore LLP.

April 2025
Jon Feltheimer (09/02/51)	Chief Executive Officer of Lionsgate.	Former President of Columbia TriStar Television Group, former Executive Vice President of Sony Pictures Entertainment. Member of the Boards of Lionsgate and Pilgrim Media Group.	April 2015
José Luis Fernández Fernández (05/18/59)

Advisor to Chevez, Ruiz, Zamarripa y Cía., S.C., Member of the Board of Directors of Apuestas Internacionales, S.A. de C.V. and Member of the Audit Committee and Chairman of the Corporate Practices Committee of Grupo Televisa.

Member of the Board of Directors of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. Alternate member of the Board of Directors of Arca Continental Corporativo. Alternate Member of the Board of Directors and Alternate Member of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa).

April 2002

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Salvi Rafael Folch Viadero (08/16/67)	Chief Executive Officer of Grupo Jumex.

Former Chief Executive Officer of Grupo Televisa’s Cable Division, Member of the Board of Consorcio Ara, S.A.B. Member of the Board and Chairman of the Audit and Corporate Practices Committee of Ollamani. Former Chief Financial Officer of Grupo Televisa. Former Vice President of Financial Planning of Grupo Televisa. Former Member of the Board of Directors and Former Alternate Member of the Executive Committee of Empresas Cablevisión (subsidiary of Grupo Televisa).

April 2002
Michael Thomas Fries (02/06/63)	President and Chief Executive Officer of Liberty Global, Ltd.

Vice Chairman of the Board of Liberty Global, Chairman of Sunrise Communications AG, Executive Chairman of the Board of Liberty Latin America, Member of the Boards of Directors of Lionsgate Entertainment, Lionsgate Studios, GSMA and Cable Television Labs, Trustee and Finance Committee Member of The Paley Center for Media and ICT Governor of the World Economic Forum.

April 2015

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Guillermo García Naranjo Álvarez (07/02/56)	Chairman of the Audit Committee and member of the Corporate Practices Committee of Grupo Televisa.

Former Chairman of the Board of Trustees of Consejo Mexicano de Normas de Información Financiera. Former Chief Executive Officer and Former Audit Partner of KPMG Cárdenas Dosal, S.C. Member of the Board and Chairman of the Audit Committee of Grupo Financiero Banamex, S.A. de C.V., Banco Nacional de México, S.A., Member of the Board of Directors, Member of the Corporate Practices Committee and Chairman of the Audit Committee of Grupo Posadas, S.A.B. de C.V. and Member of the Audit Committee of Ollamani, S.A.B. de C.V.

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

April 1999
Carlos Hank González (09/01/71)

Chairman of the Board of Directors of Grupo Financiero Banorte and Banco Mercantil del Norte (Non-Executive Director). Vice-President of the Board of Directors of Gruma (Non-Executive Director). Chief Executive Officer and member of the Board of Directors of Grupo Hermes and Independent Member of the Board of Directors of Grupo Televisa.

Chairman of the Board of Directors of Cerrey, Chairman of Fundación Banorte, Former Chief Executive Officer of Grupo Financiero Interacciones, Banco Interacciones and Interacciones Casa de Bolsa. Former Deputy General Manager of Grupo Financiero Banorte. Member of the Boards of Directors of Bolsa Mexicana de Valores and Grupo Hermes.

April 2017
Enrique Krauze Kleinbort (09/16/47)	Chief Executive Officer, Chairman of the Board of Directors and Founder of Editorial Clío, Libros y Videos, S.A. de C.V. and Letras Libres, S.A. de C.V.	Member of Academia Mexicana de la Historia and Colegio Nacional.	April 1996

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Denise Maerker Salmón (01/08/65)	Executive producer of newscast “En punto”.	Cast member on the debate program “Tercer Grado”. Former Research Professor and Director of Communication at Centro de Investigación y Docencia Económicas (CIDE).	April 2022
Sebastian Mejía (08/24/84)	President and Co-Founder of Rappi.	Co-Founder of Grability.	April 2021

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Lorenzo Alejandro Mendoza Giménez (10/05/65)	Chief Executive Officer of Empresas Polar.

Member of the MIT School of Management Board, the Latin American Board of Georgetown University, the Latin America Conservation Council (LACC), and the Board of Trustees of Universidad Metropolitana. Ashoka Fellow and Member of the World Economic Forum (named a Global Young leader in 2005).

April 2009
Guadalupe Phillips Margain(2) (02/07/71)	Chief Executive Officer of ICA Tenedora, S.A. de C.V.

Former Chief Restructuring Officer of Empresas ICA, S.A.B. de C.V. Former Vice-President of Finance and Risk of Grupo Televisa (left more than five years ago). Member of the Board of Directors of Grupo Axo, ICA Tenedora, Controladora Vuela de Aviación, Openbank and Auna.

April 2012
Enrique Francisco José Senior Hernández (08/03/43)	Managing Director of Allen & Company LLC.	Member of the Boards of Directors of FEMSA, Cinemark USA, Inc., Grupo Televisa and TelevisaUnivision.	April 2001

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Eduardo Tricio Haro (08/05/63)	Chairman of the Board of Directors of Grupo Lala, Chairman of the Executive Committee of Aeromexico and Member of the Corporate Practices Committee of Grupo Televisa.

Chairman of Grupo Industrial Nuplen, Fundación Lala and SER, A.C. Member of the Boards of Directors of Grupo Aeroméxico, Aura Solar, Hospital Infantil de México “Federico Gómez”, Instituto Tecnológico y de Estudios Superiores de Monterrey, Consejo Mexicano de Negocios and Instituto Nacional de Ciencias Médicas y Nutrición “Salvador Zubirán”.

April 2012
David M. Zaslav (01/15/60)	President, Chief Executive Officer and Director of Warner Bros. Discovery, Inc.	Member of the Boards of Sirius XM Radio, Inc., the Paley Center for the Media, American Cinematheque, Syracuse University and NYU Langone.	April 2015
Alternate Directors:
In alphabetical order:
Herbert A. Allen III(3) (06/08/67)	President of Allen & Company LLC. Director of the Coca-Cola Company.	Former Executive Vice-President and Managing Director of Allen & Company Incorporated.	April 2002
Joaquín Balcárcel Santa Cruz (01/04/69)	Chief of Staff of the Executive Chairman of the Board of Directors of Grupo Televisa.

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
(1)

Emilio Azcárraga Jean is on leave from his position as Executive Chairman of the Board since October 24, 2024, until the investigation being conducted by the United States Department of Justice, related to FIFA, is resolved. For a description of the investigation, see “Additional Information—Legal Proceedings”.

(2)	Guadalupe Phillips Margain is the sister of Carlos Phillips Margain, the Company’s Chief Financial Officer.
(3)	Alternate of Mr. Enrique Francisco José Senior Hernández.

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

Election of Directors. A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican stockholders. All of our current directors and alternate directors were appointed and/or ratified in their positions by our 2025 annual stockholders’ special and general meetings, which were held on April 29, 2025. A majority of the holders of the Series “A” Shares voting together elected eleven of our directors and corresponding alternates and a majority of the holders of the Series “B” Shares voting together elected five of our directors and corresponding alternates. At our special stockholders’ meetings, a majority of the holders of the Series “L” and Series “D” Shares each elected two of our directors and alternate directors, each of which must be an independent director. Each alternate director may vote in the absence of a corresponding director. The number of directors elected to our Board of Directors is determined by our stockholders pursuant to our bylaws. No other governing body of the Company, including the Corporate Practices Committee, has the authority to set and/or limit the number of directors. Our stockholders’ meetings held on April 26, 2024 resolved that our directors and alternate directors be elected annually for a term that will expire when new appointments are approved by our stockholders as provided by our bylaws and applicable law. In addition, if any director is elected for a specific term and such term expires or any director resigns from his or her position, any such director will continue to serve in his or her position for up to a 30-day term; in this case, the Board of Directors is entitled to appoint provisional directors without the approval of the stockholders’ meeting.

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

Audit Committee. The Audit Committee is currently composed of three independent members: Guillermo García Naranjo Álvarez, the Chairman, José Luis Fernández Fernández and Francisco José Chevez Robelo. The Chairman of the Audit Committee was ratified at our annual stockholders’ meeting held on April 29, 2025, and our Board of Directors appointed the remaining members.

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

The Chairman of the Audit Committee shall prepare an annual report to our Board of Directors with respect to the activities of the Audit Committee, which shall include, among other things: (i) the status of the internal controls and internal audits and any deviations and deficiencies thereof, taking into consideration the reports of external auditors and independent experts, (ii) the results of any preventive and corrective measures taken based on results of investigations in respect of non-compliance of operating and accounting policies, (iii) the evaluation of external auditors, (iv) the main results from the review of our financial statements and those of our subsidiaries, (v) the description and effects of changes to accounting policies, (vi) the measures adopted as a result of observations of stockholders, directors, executive officers and third parties relating to accounting, internal controls, and internal or external audits, and (vii) compliance with stockholders’ and directors’ resolutions.

Corporate Practices Committee. The Corporate Practices Committee is currently composed of the following independent members: José Luis Fernández Fernández, the Chairman, Guillermo García Naranjo Álvarez and Eduardo Tricio Haro. The Chairman of the Corporate Practices Committee was ratified at our annual stockholders’ meeting held on April 29, 2025, and our Board of Directors appointed the remaining members.

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

Executive Committee of Our Board of Directors. Our Board of Directors has an Executive Committee. Each member is appointed for a one-year term at each annual general stockholders’ meeting. Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors, except those expressly reserved for the Board in our bylaws or by applicable law. The Executive Committee is currently composed by Alfonso de Angoitia Noriega and Bernardo Gómez Martínez. Emilio Azcárraga Jean is on leave from his position as Executive Chairman of the Board since October 24, 2024, until the investigation being conducted by the United States Department of Justice, related to FIFA, is resolved. For a description of the investigation, see “Additional Information—Legal Proceedings”.

Executive Officers

The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the years in which they were appointed to their current positions:(1)

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

April 1999
Carlos Phillips Margain(2) (05/15/74)	Chief Financial Officer of Grupo Televisa.

Former Managing Director of Finance of Grupo Televisa. Former Investment Banker at J.P. Morgan, Goldman Sachs, BBVA, and Itaú. Member of the Board of Managers and the Executive Committee of Innova (subsidiary of Grupo Televisa). Alternate member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa).

October 2021
(1)	Emilio Azcárraga Jean is on leave from his position as Executive Chairman of the Board since October 24, 2024, until the investigation being conducted by the United States Department of Justice, related to FIFA, is resolved. For a description of the investigation, see “Additional Information—Legal Proceedings”.
(2)	Carlos Phillips Margain is the brother of Guadalupe Phillips Margain, a member of the Company’s Board of Directors.

Compensation of Directors and Officers

For the year ended December 31, 2024, we paid our directors, alternate directors and officers for services in all capacities aggregate compensation of approximately Ps.527.6 million (U.S.$25.3 million using the Interbank Rate, as reported by Banco Citi México, S.A., as of December 31, 2024). This compensation included certain amounts related to the use of assets and services of the Company, as well as travel expenses reimbursed to directors and officers. See “—Use of Certain Assets and Services” below.

On April 29, 2025, at our general stockholders’ meeting, our stockholders approved the compensation plan for our Board of Directors and the Secretary of the Board of Directors under which our Directors and the Secretary of the Board may elect to receive (i) U.S.$15,000 for each meeting of the Board to which they attend (or U.S.$25,000 in the case of Board members traveling from outside of Mexico to attend Board meetings), or (ii) an annual award in the form of CPOs (or in its case, other instrument issued based on shares of the Company), in an amount equivalent to U.S.$150,000, which would be released on the first anniversary of such award, in exchange for the payment of Ps.1.60 for each such CPO or equivalent instrument. In our April 29, 2025 general stockholders’ meeting, our stockholders also ratified the remuneration of U.S.$15,000 to be paid to alternate members of the Board and members of the Audit and Corporate Practices Committees, for each meeting of the Board and/or the Audit and Corporate Practices Committees to which they attend.

As of December 31, 2024, we have made Ps.78.8 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and officers. Projected benefit obligations as of December 31, 2024 were approximately Ps.228.9 million.

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

The CPOs, CPO equivalents and underlying shares that are part of the stock purchase plan will be held by the special purpose trust and will be voted with the majority of the CPOs, CPO equivalents and underlying shares represented at the relevant meeting until these securities are transferred to Plan Participants or otherwise sold in the open market. Our Executive President of the Board, the Board of Directors, the Corporate Practices Committee and the technical committee of the special purpose trust have authority to make decisions related to, and amendments to, the stock purchase plan, including the ability to accelerate vesting terms, to modify the purchase price, and to grant, release or transfer CPOs and/or CPO equivalents, subject to conditional sale agreements, to Plan Participants in connection with sales for purposes of making the payment of the related purchase price.

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

Beginning with the grants awarded in respect of fiscal year 2020 under the Long-Term Retention Plan, as approved by the Board of Directors of the Company, such awards may also be granted at a sale price equal to the nominal value of the CPO, which was determined at Ps.1.60. This is intended to further align the incentives of Plan Participants with our shareholders and the Company, and the Company believes this reflects current market practices.

In April 2007, the Board of Directors, with input from the then Audit and Corporate Practices Committee, reviewed the compensation of our former Chief Executive Officer and decided to include our former Chief Executive Officer in our Long-Term Retention Plan as well as in any other plan granted to our employees in the future. See “— Compensation of Directors and Officers”.

At our annual general ordinary stockholders’ meeting held on April 2, 2013, our stockholders approved that the number of CPOs that may be granted annually under the Long-Term Retention Plan shall be up to 1.5% of the capital of the Company. As of December 31, 2024, approximately 16.5 million CPOs or CPO equivalents that were transferred to Plan Participants were sold in the open market from 2022 to 2024. Additional sales will continue to take place during or after 2025.

As a result of the Spin-off, the participants of the Long-Term Retention Plan holding CPOs or CPOs equivalents of the Company received the corresponding CPOs or CPOs equivalents of Ollamani, the exercise of which is conditioned on the exercise of the Company’s CPOs or CPOs equivalents.

Beginning with the grants awarded in respect of fiscal year 2024, the Board of Directors, with input from the Audit and Corporate Practices Committee, reviewed certain adjustments to closer align the Long-Term Retention Plan with market practices, including narrowing of eligibility of Plan Participants and granting awards at a sale price equal to the nominal value of the CPO.

As of March 31, 2025, the special purpose trust created to implement the Long-Term Retention Plan owned approximately 211.0 million CPO equivalents. This figure is net of approximately 38.5 million, 27.6 million and 20.4 million CPO equivalents vested in 2022, 2023 and 2024, respectively and the return of CPOs or CPO equivalents as a result of awards terminated in previous years. Of such 211.0 million CPO equivalents, approximately 80.2% are in the form of CPOs and the remaining 19.8% are in the form of “A”, “B”, “D” and/or Series “L” Shares. As of March 31, 2025, approximately 87.1 million CPO equivalents have been reserved and will become vested between 2025 and 2027 at prices ranging from Ps.1.60 to Ps.38.32 per CPO or CPO equivalent which may be reduced, when applicable, by dividends, a liquidity discount and the growth of the consolidated or relevant segment OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

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

Employees and Labor Relations

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2024:

	Year Ended December 31,
	2024	2023	2022
Total number of employees	28,038	32,932	37,374
Category of activity:
Employees	28,004	32,895	37,339
Executives	34	37	35
Geographic location:
Mexico	27,962	32,919	37,356
Latin America (other than Mexico)	—	—	2
U.S.	5	4	7
Europe	71	9	9

As of December 31, 2024, 2023 and 2022, approximately 38%, 31% and 27% of our employees, respectively, were represented by unions. We believe that our relations with our employees are good. Under Mexican law, the agreements between us and most of our television and cable television union employees are subject to renegotiation on an annual basis in January of each year.

As part of the TelevisaUnivision Transaction as of December 31, 2022, approximately 9,300 employees were transferred from the Company to certain subsidiaries of TelevisaUnivision.

Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.Major Stockholders and Related Party Transactions

The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers, and each person who is known by us to own more than 5% of the currently outstanding Series “A” Shares, Series “B” Shares, Series “L” Shares or Series “D” Shares as of March 31, 2025. Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

									Aggregate
									Percentage of
	Shares Beneficially Owned(1)(2)								Outstanding
	Series “A” Shares		Series “B” Shares		Series “D” Shares		Series “L” Shares		Shares
		Percentage		Percentage		Percentage		Percentage	Beneficially
Identity of Owner	Number	of Class	Number	of Class	Number	of Class	Number	of Class	Owned

Azcárraga Trust(3)	52,991,825,705	44.7%	67,814,604	0.1%	107,886,870	0.1%	107,886,870	0.1%	15.6%
Dodge & Cox (4)	8,107,721,250	6.8%	7,134,794,700	13.0%	11,350,809,750	13.6%	11,350,809,750	13.6%	11.1%
Fintech Holdings, Inc.(5)	6,507,725,700	5.5%	5,726,798,616	10.4%	9,110,815,980	10.9%	9,110,815,980	10.9%	8.9%
BlackRock, Inc.(6)	3,175,367,100	2.7%	2,794,323,048	5.1%	4,445,513,940	5.3%	4,445,513,940	5.3%	4.4%
(1)	Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of March 31, 2025. The number of shares issued and outstanding for legal purposes as of March 31, 2025 was 59,687,500,000 Series A Shares, 52,525,000,000 Series B Shares, 83,562,500,000 Series D Shares and 83,562,500,000 Series L Shares, in the form of CPOs, and an additional 58,926,613,375 Series A Shares, 2,357,207,692 Series B Shares, 238,595 Series D Shares and 238,595 Series L Shares not in the form of CPOs. For financial reporting purposes under IFRS Accounting Standards only, the number of shares authorized, issued and outstanding as of March 31, 2025 was 55,280,706,300 Series A Shares, 48,647,021,544 Series B Shares, 77,392,988,820 Series D Shares and 77,392,988,820 Series L Shares in the form of CPOs, and an additional 56,405,002,139 Series A Shares, 186,537 Series B Shares, 238,541 Series D Shares and 238,541 Series L Shares not in the form of CPOs. The number of shares authorized, issued and outstanding for financial reporting purposes under IFRS Accounting Standards as of March 31, 2025 does not include 176,271,748 CPOs and an additional 2,521,611,236 Series A Shares, 2,357,021,155 Series B Shares, 54 Series D Shares and 54 Series L Shares not in the form of CPOs acquired primarily by the special purpose trust we created to implement our long-term retention plan. See Note 17 to our consolidated year-end financial statements.
(2)	Except through the Azcárraga Trust, none of our directors and executive officers currently beneficially owns more than 1% of our outstanding Series “A” Shares, Series “B” Shares, Series “D” Shares or Series “L” Shares. See “Directors, Senior Management and Employees — Share Ownership of Directors and Officers”. This information is based on information provided by directors and executive officers.
(3)	For a description of the Azcárraga Trust, see “— The Major Stockholders” below.
(4)	Based on information included in the report on Form 13F by Dodge & Cox filed on February 13, 2025, as of December 31, 2024 and other publicly available information.
(5)	Based solely on information included in the report on Schedule 13G by Fintech Holdings, Inc. filed on February 14, 2025, as of December 31, 2024.
(6)	Based solely on information included in the report on Schedule 13G by Blackrock, Inc. filed on February 5, 2025, as of December 31, 2024.

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

We believe that as of March 31, 2025, approximately 290 million of GDSs were held of record by 64 persons with U.S. addresses. Those GDSs represent 30.6% of the outstanding Series “A” Shares, 58.1% of the outstanding Series “B” Shares, 60.8% of the outstanding Series “D” Shares and 60.8% of the outstanding Series “L” Shares of the Company. Before giving effect to the 2004 recapitalization, substantially all of the outstanding Series “A” Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long-Term Retention Plan, as described under “Major Stockholders and Related Party Transactions” and “Directors, Senior Management and Employees—Stock Purchase Plan and Long-Term Retention Plan”. For more information regarding our 2004 recapitalization, please refer to our Form 6-K filed with the SEC on March 25, 2004.

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

On January 31, 2022, we completed the TelevisaUnivision Transaction pursuant to which, among other things, we contributed our former Content business (other than certain assets including the main real estate associated with the production facilities and Mexican over-the-air broadcast concessions and transmission infrastructure, as well as assets relating to our former news business which was transferred at closing to an entity controlled by Emilio Fernando Azcárraga Jean) to Univision. After the closing of the TelevisaUnivision Transaction, news programs are owned by the News Company and licensed to TelevisaUnivision. In consideration for the contribution of our former Content business, we received approximately U.S.$4.5 billion in a combination of cash (U.S.$3.0 billion) and U.S.$1.5 billion of common and preferred shares of TelevisaUnivision, excluding closing consideration adjustments. Additionally, as part of the TelevisaUnivision Transaction, we received consideration of Ps.940 million for the transfer of rights of news content production to a related party other than TelevisaUnivision. The TelevisaUnivision Transaction was partially financed by Univision through a new Series C preferred equity investment in TelevisaUnivision of U.S.$1.0 billion in the aggregate led by ForgeLight, along with the SoftBank Latin American Fund, with participation from Google and The Raine Group, as well as debt financing. As of March 31, 2025, we owned a 42.6% equity interest on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) in TelevisaUnivision and we have certain governance arrangements in connection therewith.

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

Transactions and Arrangements with Ollamani. As part of the Spin-off, we and Ollamani entered into a Transition Services Agreement, which include administrative, network and infrastructure, information security, legal and regulatory systems, and other related services, which are expected to be provided by us to Ollamani for 12 months from the date of the Spin-off. This Transition Services Agreement has been extended for 12 months, subject to early termination, including with respect to the scope of the services, by the mutual agreement of the parties.

Transactions and Agreements with Our Directors and Officers. During 2024, we entered into contracts leasing office space directly or indirectly from certain of our directors and officers for an aggregate amount of Ps.25.51 million. The leases have aggregate annual lease payments for 2025 equal to approximately Ps.27.74 million. We believe that the terms of these leases are comparable to terms that we would have entered into with third parties for similar leases.

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

Transactions and Arrangements with Affiliates and Related Parties of Our Directors, Officers and Major Stockholders

Consulting Services. Instituto de Investigaciones Sociales, S.C. (“IIS”), a consulting firm which is controlled by Ariana Azcárraga De Surmont, the sister of Emilio Azcárraga Jean, has from time to time provided consulting and research services to the Company’s subsidiaries. IIS provided services to Fundacion Televisa, A.C. in 2024.

Citibanamex participation in Syndicated Loan and Revolving Credit Facility. In June 2019, the Company entered into a long-term credit agreement with a syndicate of banks, including Citibanamex, with maturity in 2024, which was prepaid in April 2024. An affiliate of Citibanamex also acted as joint lead arranger and joint book runner with other banks. In February 2022, the Company renewed its revolving credit facility with several lenders and other financial institutions, including CitiBanamex, with maturity in 2025, which was terminated in April 2024. Those loans were made on terms substantially similar to those offered by Citibanamex to third parties. Emilio Azcárraga Jean was a member of the Board of Citibanamex. For a description of amounts outstanding under, and the terms of, our existing credit facilities with Citibanamex, see “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Indebtedness”.

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

Legal and Advisory Services. During 2024, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Ricardo Maldonado Yáñez, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., serves also as Secretary of our Board of Directors and Secretary to the Executive Committee of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services. Our co-Chief Executive Officer Alfonso de Angoitia was a founding partner of the firm. Mr. de Angoitia requested a leave of absence in January 2002. In 2012, the leave of absence was formally terminated and Mr. de Angoitia officially ceased being a partner of the firm. Since 2002, when Mr. de Angoitia left the firm, he has not had any role or active participation at the firm, nor has he benefitted from participation in any economic distributions by the firm.

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

Item 8.Financial Information

See “Financial Statements” and pages F-1 through F-87, which are incorporated in this Item 8 by reference.

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

Trading prices of the CPOs and the GDSs are influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See “Key Information—Risk Factors—Risk Factors Related to Mexico—Economic and Political Developments in Mexico May Adversely Affect Our Business, Financial Condition and Results of Operations”. We believe that as of March 31, 2025, approximately 290 million GDSs were held of record by 64 persons with U.S. addresses.

Trading on the Mexican Stock Exchange

Overview

The Mexican Stock Exchange, located in Mexico City, operating continuously since 1907, is one of the two stock exchanges in Mexico. The other stock exchange in Mexico is the Bolsa Institucional de Valores S.A. de C.V., which began operations in July 2018 (the “Institutional Stock Exchange” and together with the Mexican Stock Exchange, the “Stock Exchanges in Mexico”). The Mexican Stock Exchange is organized as a sociedad anónima bursátil de capital variable, or publicly-traded corporation with variable capital. Securities trading on the Mexican Stock Exchange occurs from 8:30 a.m. to 3:00 p.m., Mexico City time, each business day. All trading on the Mexican Stock Exchange is effected electronically. The Mexican Stock Exchange may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer when price fluctuation exceeds certain limits. The Mexican Stock Exchange may also suspend trading in shares of a particular issuer as a result of the disclosure of a material event, or when the changes in the volume traded or share price are not consistent with either the historic performance or information publicly available. The Mexican Stock Exchange may resume trading in the shares when it deems that the material events have been adequately disclosed to public investors or when it deems that the issuer has adequately explained the reasons for the changes in the volume traded or prevailing share price. Under current regulations, in certain cases when the relevant securities are simultaneously traded on a stock exchange outside of Mexico, the Mexican Stock Exchange or the Institutional Stock Exchange, as the case may be, may consider the measures adopted by the other stock exchange in order to suspend and/or resume trading in the issuer’s shares. Furthermore, the suspension of trading of a series of a company’s securities on one exchange will automatically trigger the suspension of its trading on the other exchange.

Settlement is effected in two business days after a share transaction on both Stock Exchanges in Mexico. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. All securities traded on the Mexican Stock Exchange or the Institutional Stock Exchange, including the CPOs, are on deposit with S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V., or Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary and custodian, as well as a settlement, transfer and registration agent for transactions of the Stock Exchanges in Mexico, eliminating the need for physical transfer of securities.

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

The General CNBV Rules and the internal regulations of the Stock Exchanges in Mexico require issuers of listed securities to file through EMISNET for the BMV, through DIV for the Institutional Stock Exchange and through and STIV-2 for the CNBV the information on the occurrence of material events affecting the relevant issuer. Material events include, but are not limited to, as long as they have, or could potentially have, an effect on the price of the issuer’s securities:

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

Additionally, related parties of an issuer who increase or decrease their ownership stake, in one or more transactions, by 5% or more, shall disclose such transactions. The Mexican Securities Market Law also requires stockholders holding 10% or more of the capital stock of companies listed in the registry to notify the CNBV of certain ownership changes in shares of the company. Moreover, the CNBV regulations for issuers require issuers to disclose to the CNBV on an annual basis on or before June 30 of each year: (i) the name and ownership percentage of any Board members and relevant officers that maintain 1% or more of the capital stock of an issuer, (ii) the name and ownership percentage of any other individual or entity that maintains 5% or more of the capital stock of an issuer (regardless of whether such stockholder is an officer or director) and (iii) the names and ownership percentages of the 10 stockholders with the largest direct ownership stake in an issuer (regardless of the ownership percentage or whether such stockholder is an officer, director, related party or private investor with no relationship to the issuer). Based on the foregoing, Mexican Securities Regulations require that (i) Board members and relevant officers that own 1% or more of the capital stock of an issuer, (ii) any other individual or entity that owns 5% or more of the capital stock of an entity, and (iii) individuals that own 1% of the capital stock of an entity, provide this information to the relevant issuer on or before May 15 of each year.

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

Minority shareholders holding at least 10% of the capital stock represented by Series “A” Shares, will be entitled to appoint one director and its corresponding alternate for each such ten percent. Minority shareholders holding at least ten percent of the capital stock represented by Series “B” Shares, will be entitled to appoint one director and its corresponding alternate for each such ten percent. Minority shareholders holding at least ten percent of the capital stock represented by Series “D” Shares or Series “L” Shares, will be entitled to appoint one director and its corresponding alternate for each such ten percent. Any such appointments by minority shareholders will be counted towards the number of directors that the holders of each such Series is entitled to appoint.

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

Preferential Rights of Series “D” Shares

Holders of Series “D” Shares are entitled to receive a preferred annual dividend in the amount of Ps.0.00028932372948 per Series “D” Share before any dividends are payable in respect of Series “A” Shares, Series “B” Shares and Series “L” Shares. If we pay any dividends in addition to the Series “D” Share fixed preferred dividend, then such dividends shall be allocated as follows:

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

Dissolution or Liquidation. Upon any dissolution or liquidation of our company, our stockholders will appoint one or more liquidators at an extraordinary general stockholders’ meeting to wind up our affairs. The approval of holders of the majority of the Series “A” Shares is necessary to appoint or remove any liquidator. Upon a dissolution or liquidation, holders of Series “D” Shares will be entitled to both accrued but unpaid dividends in respect of their Series “D” Shares, plus the theoretical value of their Series “D” Shares (as set forth in our bylaws). The theoretical value of our Series “D” Shares is Ps.0.00578647458969 per share. Thereafter, a payment per share will be made to each of the holders of Series “A” Shares, Series “B” Shares and Series “L” Shares equivalent to the payment received by each of the holders of Series “D” Shares. The remainder will be distributed equally among all stockholders in proportion to their number of Shares and amount paid.

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

See “Key Information—Risk Factors—Risk Factors Related to Our Securities—The Protections Afforded to Minority Stockholders in Mexico Are Different From Those in the U.S.” In addition, in accordance with the Mexican Securities Market Law, we are also subject to certain corporate governance requirements, including the requirement to maintain an audit committee and a corporate practices committee, and to elect independent directors. The protections afforded to minority stockholders under Mexican law are generally different from those in the United States and many other jurisdictions. Substantive Mexican law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the U.S. where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority stockholders. Furthermore, despite the fact that recent amendments to the Mexican Federal Code of Civil Procedures have provided for certain types of class actions, these actions are limited to subject matters related to the use of goods or the provision of public or private services, as well as environmental matters. Therefore, Mexican civil procedure does not contemplate class actions or stockholder derivative actions, which permit stockholders in U.S. courts to bring actions on behalf of other stockholders or to enforce rights of the corporation itself. Stockholders in Mexico also cannot challenge corporate actions taken at stockholders’ meetings unless they meet stringent procedural requirements. See “—Voting Rights and Stockholders’ Meetings”. As a result of these factors, it is generally more difficult for our minority stockholders to enforce rights against us or our directors or Major Stockholders than it is for stockholders of a corporation established under the laws of a state of the U.S. In addition, under U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the proxy solicitation rules. We are also exempt from many of the corporate governance requirements of the New York Stock Exchange.

Antitakeover Protections

General. Our bylaws provide that, subject to certain exceptions: (i) any person that invididually or together with any related party, that intends to acquire, directly or indirectly, in one or successive acts, beneficial ownership of ordinary Shares (as defined below) which, when coupled with ordinary Shares previously beneficially owned, represent 10% or more of our outstanding ordinary Shares; (ii) any competitor, that invididually or together with any Related Party, that intends to acquire, directly or indirectly, in one or successive acts, beneficial ownership of Shares which, when coupled with Shares previously beneficially owned by such competitor, group or their affiliates, represent 5% or more of our outstanding capital stock; (iii) any person that invididually or together with any related party, that wishes to acquire, directly or indirectly, in one or successive acts, beneficial ownership of ordinary Shares representing 10% or more of our outstanding ordinary Shares; and (iv) any competitor that invididually or together with any related party, that intends to acquire, directly or indirectly, in one or successive acts, beneficial ownership of Shares representing 5% or more of our capital stock, must obtain the prior approval of our Board of Directors and/or of our stockholders, as the case may be, subject to certain exceptions summarized below. Holders that acquire Shares in violation of these requirements will not be registered in our stock registry. Accordingly, these holders will not be able to vote such Shares or receive any dividends, distributions or other rights in respect of these Shares. In addition, pursuant to our bylaws, these holders will be obligated to pay us a penalty in an amount equal to the market value of the Shares so acquired. Pursuant to our bylaws, “Shares” are defined as the shares (of any class or series) representing our capital stock, and any instruments or securities that represent such shares or that grant any right with respect to or are convertible into those shares, expressly including CPOs; our Series “A” Shares and Series “B” Shares are our ordinary Shares.

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

Board Notices, Meetings, Quorum Requirements and Approvals. To obtain the prior approval of our Board, a potential acquiror must properly deliver a written notice that states, among other things: (i) the number and class/type of our Shares it beneficially owns; (ii) the percentage of Shares it beneficially owns with respect to both our outstanding capital stock and the respective class/type of our Shares; (iii) the number and class/type of Shares it intends to acquire; (iv) the number and class/type of Shares it intends to grant or share a common interest or right; (v) its identity, or in the case of an acquiror which is a corporation, trust or legal entity, its stockholders or beneficiaries as well as the identity and nationality of each person effectively controlling such corporation, trust or legal entity; (vi) its ability to acquire our Shares in accordance with our bylaws and Mexican law, (vii) its source of financing the intended acquisition; (viii) if it has obtained any financing from one of its related parties for the payment of the Shares; (ix) the purpose of the intended acquisition; (x) if it intends to acquire additional Shares in the future; which coupled with the current intended acquisition of ordinary Shares and the ordinary Shares previously beneficially owned by the potential acquiror, would result in ownership of 20% or more of our ordinary Shares; (xi) if it intends to acquire control of us in the future; (xii) if the acquiror is our competitor or if it has any direct or indirect economic interest in or family relationship with one of our competitors; and (xiii) the identity of the financial institution, if any, that will act as the underwriter or broker in connection with any tender offer.

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

Stockholder Notices, Meetings, Quorum Requirements and Approvals. In the event: (i) of a proposed acquisition of Shares that would result in a “change of control”; (ii) that our Board cannot hold a Board meeting for any reason; (iii) of a proposed acquisition by a competitor and having certain characteristics; or (iv) that the Board determines that the proposed acquisition must be approved by our stockholders at a general extraordinary stockholders’ meeting, among others, then the proposed acquisition must be approved by the holders of at least 75% of our outstanding ordinary Shares at a general extraordinary stockholders’ meeting (both in the case of first and subsequent calls) at which the holders of at least 85% of our outstanding ordinary Shares are present. In addition, any proposed merger, spin-off, or capital increase or decrease which results in a change of control must also be approved by the holders of at least 75% of our outstanding ordinary Shares at a general extraordinary stockholders’ meeting (both in the case of first and subsequent calls) at which the holders of at least 85% of our outstanding ordinary Shares are present. Pursuant to our bylaws, a “change of control” is defined as the occurrence of any of the following: (i) the acquisition or transfer of ownership of a majority of our outstanding ordinary Shares; (ii) the ability of a person, entity or group, other than the person who currently has the ability to, directly or indirectly, elect a majority of the members of our Board of Directors, to elect a majority of the members of our Board of Directors; or (iii) the ability of a person, entity or group, other than the person who currently has the ability to, directly or indirectly, determine our administrative decisions or policies, to determine our administrative decisions or policies. In the event that the general extraordinary stockholders’ meeting must approve the proposed acquisition, either the Chairman, the Secretary or the Alternate Secretary of our Board of Directors must publish a call for a general extraordinary stockholders’ meeting in the Official Gazette of the Federation and two other newspapers of general circulation in Mexico City at least 30 calendar days prior to such meeting (both in the case of first and subsequent calls). Once the call for the general extraordinary stockholders’ meeting has been published, all information related to the agenda for the meeting must be available for review by the holders of Shares at the offices of our Secretary.

Mandatory Tender Offers in the Case of Certain Acquisitions. If either our Board of Directors or our stockholders at a general extraordinary stockholders’ meeting, as the case may be, authorize an acquisition of ordinaryShares which increases the acquiror’s ownership to 20% or more, but not more than 50%, of our outstanding ordinaryShares, without such acquisition resulting in a change of control, then the acquiror must effect its acquisition by way of a cash tender offer for a specified number of Shares equal to the greater of (x) the percentage of ordinary Shares intended to be acquired or (y) 10% of our outstanding capital stock. In the event that our stockholders approve an acquisition that would result in a change of control, the acquiror must effect its acquisition by way of a cash tender offer for 100% of our total outstanding capital stock at a price which cannot be lower than the highest of the following: (i) the book value of the ordinary Shares and CPOs as reported on the last quarterly income statement approved by the Board of Directors, (ii) the highest closing price of the ordinary Shares, on any stock exchange during any of the three hundred-sixty-five (365) days preceding the date of the stockholders’ resolution approving the acquisition; or (iii) the highest price paid for any Shares, at any time by the acquiror. All tender offers must be made in Mexico and the U.S. within 60 days following the date on which the acquisition was approved by our Board of Directors or stockholders’ meeting, as the case may be. All holders must be paid the same price for their ordinary Shares. The provisions of our bylaws summarized above regarding mandatory tender offers in the case of certain acquisitions are generally more stringent than those provided for under the Mexican Securities Market Law. In accordance with the Mexican Securities Market Law, bylaw provisions regarding mandatory tender offers in the case of certain acquisitions may differ from the requirements set forth in such law, provided that those provisions are more protective to minority stockholders than those afforded by law. In these cases, the relevant bylaw provisions, and not the relevant provisions of the Mexican Securities Market Law, will apply to certain acquisitions specified therein.

Exceptions. The provisions of our bylaws summarized above will not apply to (i) transfers of ordinary Shares and/or CPOs by operation of the laws of inheritance, (ii) acquisitions of ordinary Shares and/or CPOs by any person who, directly or indirectly, is entitled to appoint the greatest number of members to our Board of Directors, as well as by (A) entities controlled by such person, (B) affiliates of such person, (C) the estate of such person, (D) certain family members of such person, and (E) such person, when such person acquires any ordinary Shares and/or CPOs from any entity, affiliate, person or family member referred to in (A), (B) and (D) above, and (iii) acquisitions or transfers of ordinary Shares and/or CPOs by us, our subsidiaries or affiliates, or any trust created by us or any of our subsidiaries.

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

In April 2024, we, together with Cablemás Telecomunicaciones, S.A. de C.V. and Televisión Internacional, S.A. de C.V., as co-borrowers, executed a credit agreement with a syndicate of banks (the “2024 Credit Agreement”) which provides for a five-year term loan in an aggregate principal amount of Ps.10,000 million (the “2024 Term Loans”) and a five-year revolving credit facility in an aggregate principal amount of U.S.$500.0 million (the “2024 Revolving Facility”). BBVA México, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA México, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank acted as joint lead arrangers and joint bookrunners. The 2024 Credit Agreement requires the maintenance of certain financial ratios related to indebtedness and interest expense. The loans under the 2024 Credit Agreement will bear interest at a floating rate based on a spread of 125 bps or 150 bps over the 28 day TIIE Rate depending on our net leverage ratio. The 2024 Term Loans were fully funded at closing and part of the proceeds thereof used to prepay in full our existing indebtedness under the credit agreement we entered into in 2019 with a syndicate of banks which was scheduled to mature in 2024. The loans under the 2024 Revolving Facility are funded in Mexican Pesos and their funding is subject to customary conditions. Also, we simultaneously terminated a U.S.$650.0 million revolving credit facility entered into in 2022 with a syndicate of banks (the “2022 Credit Facility”) which was scheduled to mature in 2025. We did not borrow any amounts under the 2022 Credit Facility since its execution in 2022.

Our transactions and arrangements with related parties are described under “Major Stockholders and Related Party Transactions—Related Party Transactions”.

For a description of our material transactions and arrangements with Univision, see “Information on the Company—Business Overview—TelevisaUnivision”.

For a description of our material transactions and arrangements with Ollamani, see “Major Stockholders and Related Party Transactions—Related Party Transactions—Transactions and Arrangements with Ollamani”.

Legal Proceedings

In the fourth quarter of 2022, the Company recognized a provision for the settlement of a class action lawsuit filed in 2018 in the U.S. District Court for the Southern District of New York, in the amount of U.S.$95.0 million (Ps.1,850,220), and a receivable for a related reimbursement in the amount of U.S.$73.5 million (Ps.1,431,486) to be funded by the Company’s insurance contracts. While the Company believed that the allegations in the case were without merit, it also believed that eliminating the distraction, expense and risk of continued litigation was in the best interest of the Company and its shareholders. The net amount of U.S.$21.5 million (Ps.425,762) was recognized in other expense in the Group’s consolidated statement of income for the year ended December 31, 2022, and paid by the Company in the second quarter of 2023. For a description of Commitments, Lawsuit Settlement Agreements and Contingencies, see Note 27 to our consolidated year-end financial statements.

As the Company previously announced on August 30, 2024, a Department of Justice investigation of FIFA-related activity may have a material impact on the Company’s consolidated financial condition or results of operations. The Company cannot predict the outcome of the investigation or whether it will in fact have a material impact. The Company is cooperating with the investigation. Emilio Azcárraga Jean is on leave from his position as Executive Chairman of the Board since October 24, 2024, pending resolution of this investigation.

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

In compliance with the procedures and controls established by our Investments, Risk Management and Treasury Committee, in 2022, 2023 and 2024, we entered into certain derivative transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in interest rates, foreign currency exchange rates, and inflation rates. Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility. See Notes 2(w), 4 and 15 to our consolidated year-end financial statements.

Foreign Currency Exchange Rate Risk and Interest Rate Risk

During 2024, the Company entered into forward exchange rate agreements, primarily for coupons and principal of U.S. dollar denominated debt that were expected to be made during 2024, 2025 and 2026. As of December 31, 2024, the notional amount outstanding of the active forward contracts was U.S.$ 592.0 million and the net fair value of these agreements was a gain of Ps.1,975.1 million. As of March 31, 2025, the notional amount outstanding of the active forward contracts for coupons and principal was U.S.$ 300.9 million and the net fair value of these agreements was a gain of Ps.799.2million. The potential loss in fair value for such instruments from a hypothetical 1.0% change in the exchange rate would be approximately Ps.129.4 million as of December 31, 2024, and Ps.77.0 million as of March 31, 2025. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2024, the Company entered into forward exchange rate agreements, primarily for capital expenditures that were expected to be made during 2024 and 2025. As of December 31, 2024, the notional amount outstanding of the active forward contracts was U.S.$14.0 million. The net fair value of these agreements was a gain of Ps.8.8 million. As of March 31, 2025, the notional amount outstanding of the active forward contracts was U.S.$35.0 million. The net fair value of these agreements was a gain of Ps.7.0 million. The potential loss in fair value for such instruments from a hypothetical 1.0% change in the exchange rate would be approximately Ps.3.5 million as of December 31, 2024 and Ps.8.7 million as of March 31, 2025. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2024, Cablevisión entered into forward exchange rate agreements, primarily for capital expenditures that were expected to be made during 2024. As of December 31, 2024, the notional amount outstanding of the active forward contracts was U.S.$4.0 million. The net fair value of these agreements was a gain of Ps.2.5 million. As of March 31, 2025, the notional amount outstanding of the active forward contracts was U.S.$10.0 million. The net fair value of these agreements was a gain of Ps.1.7 million. The potential loss in fair value for such instruments from a hypothetical 1.0% change in the exchange rate would be approximately Ps.1.0 million as of December 31, 2024, and Ps.2.2 million as of March 31, 2025. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2024, TVI entered into forward exchange rate agreements, primarily for capital expenditures that were expected to be made during 2024. As of December 31, 2024, the notional amount outstanding of the active forward contracts was U.S.$8.0 million. The net fair value of these agreements was a gain of Ps.4.4 million. As of March 31, 2025, the notional amount outstanding of the active forward contracts was U.S.$15.0 million. The net fair value of these agreements was a gain of Ps.2.8 million. The potential loss in fair value for such instruments from a hypothetical 1.0% change in the exchange rate would be approximately Ps.1.8 million as of December 31, 2024, and Ps.3.5 million as of March 31, 2025. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2024, Corporación Novavision entered into forward exchange rate agreements, primarily for capital expenditures that were expected to be made during 2024. As of December 31, 2024, the notional amount outstanding of the active forward contracts was U.S.$15.0 million. The net fair value of these agreements was a gain of Ps.8.1 million. As of March 31, 2025, the notional amount outstanding of the active forward contracts was U.S.$25.0 million. The net fair value of these agreements was a gain of Ps.5.0 million. The potential loss in fair value for such instruments from a hypothetical 1.0% change in the exchange rate would be approximately Ps.3.4 million as of December 31, 2024, and Ps.6.2 million as of March 31, 2025. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2024, Cablemás Telecomunicaciones entered into forward exchange rate agreements, primarily for capital expenditures that were expected to be made during 2025. As of December 31, 2024, the notional amount outstanding of the active forward contracts was U.S.$5.0 million. The net fair value of these agreements was a gain of Ps.2.2 million. As of March 31, 2025, the notional amount outstanding of the active forward contracts was U.S.$10.0 million. The net fair value of these agreements was a gain of Ps.2.0 million. The potential loss in fair value for such instruments from a hypothetical 1.0% change in the exchange rate would be approximately Ps.1.1 million as of December 31, 2024, and Ps.2.5 million as of March 31, 2025. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2024 and 2023. These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

								Increase
								(decrease) of
								fair value over
								carrying amount
					Increase			assuming a
					(decrease) of			hypothetical
					fair value over			10% increase in
December 31, 2024	Carrying amount(2)		Fair value(3)		carrying amount			fair value
Assets:
Long-term loan and interest receivable from GTAC	Ps.	1,024.4	Ps.	1,031.5	Ps.	7.1	Ps.	110.3
Open-Ended Fund		784.8		784.8		—		78.5
Publicly traded equity instruments		1,709.9		1,709.9		—		171.0
Derivative financial instruments(1)		2,001.0		2,001.0		—		200.1
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2025(4)		4,579.5		4,577.9		(1.6)		456.2
Senior Notes due 2026		4,328.7		4,254.2		(74.5)		350.9
Senior Notes due 2032		6,260.7		6,838.3		577.6		1,261.4
Senior Notes due 2040		12,521.5		11,389.8		(1,131.7)		7.3
Senior Notes due 2045		16,499.3		11,969.1		(4,530.2)		(3,333.3)
Senior Notes due 2046		18,355.9		15,480.1		(2,875.8)		(1,327.8)
Senior Notes due 2049		13,792.9		10,280.4		(3,512.5)		(2,484.5)
Peso-denominated debt:
Notes due 2027		4,500.0		4,252.7		(247.3)		178.0
Senior Notes due 2037		4,500.0		3,186.4		(1,313.6)		(994.9)
Senior Notes due 2043		6,225.7		3,608.5		(2,617.2)		(2,256.4)
Long-term notes payable to Mexican Banks		12,650.0		12,777.2		127.2		1,405.0
Lease Liabilities		5,386.6		5,454.2		67.5		612.9

								Increase
								(decrease) of
								fair value over
								carrying amount
					Increase			assuming a
					(decrease) of			hypothetical
					fair value over			10% increase in
December 31, 2023	Carrying amount(2)		Fair value(3)		carrying amount			fair value
Assets:
Long-term loan and interest receivable from GTAC	Ps.	948.5	Ps.	953.4	Ps.	4.9	Ps.	100.2
Open-Ended Fund		674.5		674.5		—		—
Publicly traded equity instruments		1,912.2		1,912.2		—		—
Derivative financial instruments(1)		251.7		251.7		—		—
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2025(4)		3,715.6		3,762.2		46.6		422.8
Senior Notes due 2026		3,512.1		3,465.5		(46.6)		299.9
Senior Notes due 2032		5,079.8		5,969.1		889.3		1,486.2
Senior Notes due 2040		10,159.5		10,701.6		542.1		1,612.3
Senior Notes due 2045		13,387.0		11,542.8		(1,844.2)		(689.9)
Senior Notes due 2046		14,893.4		14,913.9		20.5		1,511.9
Senior Notes due 2049		11,191.2		10,035.2		(1,156.0)		(152.4)
Peso-denominated debt:
Notes due 2027		4,500.0		4,233.2		(266.8)		156.5
Senior Notes due 2037		4,500.0		4,026.1		(473.9)		(71.3)
Senior Notes due 2043		6,225.7		4,064.1		(2,161.6)		(1,755.1)
Long-term notes payable to Mexican Banks		12,650.0		12,789.7		139.7		1,418.7
Lease Liabilities		7,291.6		7,334.5		42.9		776.4
(1)	Given the nature and the tenor of these derivatives, an increase of 10% in the interest and/or exchange rates would not be an accurate sensitivity analysis.
(2)	The carrying value of debt is stated in this table at its principal amount.
(3)	The fair value of the Senior Notes and Notes due by the Group are within Level 1 of the fair value hierarchy as there is a quoted market price for them. The fair value of the lease liabilities are within Level 2 of the fair value hierarchy and has been estimated based on cash flows discounted using an estimated weighted average cost of capital. The fair value of held-to-maturity securities are within Level 1 of the fair value hierarchy and were based on market interest rates to the listed securities.
(4)	The Senior Notes due 2025 were repaid at maturity on March 18, 2025.

We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

	Year Ended December 31,
	2024		2023

	(In millions of U.S. Dollars)
U.S. Dollar-denominated and U.S. Dollar-equivalent monetary assets, primarily cash and cash equivalents, and non-current investments in financial instruments(1)	U.S.$	1,352.0	U.S.$	1,398.5
U.S. Dollar-denominated and U.S. Dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, lease liabilities, and other liabilities(2)(3)		(3,942.2)		(4,010.2)
Net liability position	U.S.$	(2,590.2)	U.S.$	(2,611.7)
(1)	In 2024 and 2023, include U.S. Dollar equivalent amounts of U.S.$33.4 million and U.S.$36.0 million, respectively, related to other foreign currencies, primarily Euros.

(2)	In 2024 and 2023, include U.S. Dollar equivalent amounts of U.S.$0.1 million and U.S.$20.1 million, respectively, related to other foreign currencies, primarily Euros.
(3)

In 2024 and 2023, monetary liabilities included U.S.$2,108.7 million (Ps.44,005.8 million) and U.S.$2,539.5 million (Ps.43,000.8 million), respectively, related to long-term debt designed as a hedging instrument of the Group’s investments in TelevisaUnivision and the investment in Open-Ended Fund.

At December 31, 2024, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.1,004.9 million. At December 31, 2023, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.122.2 million.

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

The Bank of New York Mellon, as depositary, pays us an agreed amount as reimbursement for certain expenses we incur related to our being a publicly-listed entity in the United States, including, but not limited to, internal and out-of-pocket investor relations expenses, corporate finance and accounting expenses, legal expenses, annual NYSE listing fees, Sarbanes-Oxley compliance, travel expenses related to presentations to rating agencies and investors, road show presentations, or any other similar or related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2024, we received a U.S.$6.4 million reimbursement from the depositary.

Part II

Item 13.Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on the evaluation as of December 31, 2024, our Co-Chief Executive Officers and Principal Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined under Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to provide reasonable assurance that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Co-Chief Executive Officers and the Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2024.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

We did not grant any waivers to our code of ethics during the fiscal year ended December 31, 2024.

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

Principal Accountant Fees and Services

KPMG Cárdenas Dosal, S.C. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2024 and 2023.

The chart below sets forth the total amount billed by our independent registered public accounting firms for services performed in the years 2024 and 2023, and breaks down these amounts by category of service:

	2024		2023

	(in millions of Pesos)
Audit Fees	Ps.	101.4	Ps.	97.3
Audit-Related Fees		2.6		6.6
Tax Fees		3.6		11.5
Other Fees		—		0.3
Total	Ps.	107.6	Ps.	115.7

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

During 2024, KPMG, with the prior approval by our Board of Directors and the favorable opinion of our Audit Committee, rendered additional services in our favor and in favor of certain of our subsidiaries consisting of tax consulting, social security and local contributions related services, which were for concepts other than the audit of our Financial Statements. KPMG billed us for such services an amount of Ps.3.6 million, which represents 3.3% of the total amounts that KPMG billed us for on services rendered in 2024.

Exemptions from the Listing Standards for Audit Committees

Not applicable.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth, for the periods indicated, information regarding purchases of any of our equity securities registered pursuant to Section 12 of the Exchange Act made by us or on our behalf or by or on behalf of any affiliated purchaser (as that term is defined in Rule 10b-18(a)(3) under the Exchange Act):

Purchases of Equity Securities by the Company

				Total Number of	Maximum Number (or
	Total Number			CPOs Purchased	Appropriate Peso Value) of
	of			as part of Publicly	CPOs that May Yet Be
	CPOs	Average Price		Announced Plans	Purchased Under the Plans
Purchase Date	Purchased	Paid per CPO(1)		or Programs(2)	or Programs(2)
January 1 to January 31	—	Ps.	—	—	Ps.	9,644,040,855
February 1 to February 28	—		—	—		9,644,040,855
March 1 to March 31	—		—	—		9,644,040,855
April 1 to April 30	—		—	—		3,000,000,000
May 1 to May 31	—		—	—		3,000,000,000
June 1 to June 30	—		—	—		3,000,000,000
July 1 to July 31	—		—	—		3,000,000,000
August 1 to August 31	—		—	—		3,000,000,000
September 1 to September 30	—		—	—		3,000,000,000
October 1 to October 31	—		—	—		3,000,000,000
November 1 to November 30	—		—	—		3,000,000,000
December 1 to December 31	—		—	—		3,000,000,000
Total	—	Ps.	—	—
(1)	The values have not been restated in constant Pesos and therefore represent nominal historical figures.
(2)	Our share repurchase program was announced in September 2002 and does not have an expiration date. On November 13, 2017, we announced our intention to reactivate our share repurchase program. Accordingly, we may, from time to time, at management’s discretion, seek to acquire shares of the Company’s capital stock subject to legal, market and other business conditions at the time of purchase. The total amount of our share repurchase program was limited to Ps.3,000,000,000 during 2024 in accordance with the resolutions that our stockholders approved in the annual shareholders meeting held on April 26, 2024.

Purchases of Equity Securities by Special Purpose Trust

Formed in Connection with Long-Term Retention Plan(1)

					Maximum Number
				Total Number of	(or
				CPOs Purchased	Appropriate Peso
				as	Value) of
				part of Publicly	CPOs that May Yet
				Announced Plans	Be Purchased Under
	Total Number of	Average Price		or	the Plans or
Purchase Date	CPOs Purchased	Paid per CPO(2)		Programs	Programs(3)
January 1 to January 31	—		—	—	—
February 1 to February 28	2,700,000		10.1587	—	—
March 1 to March 31	8,912,701		9.9742	—	—
April 1 to April 30	750,000		10.1459	—	—
May 1 to May 31	3,052,641		10.9270	—	—
June 1 to June 30	14,400,000		10.1012	—	—
July 1 to July 31	4,000,000		8.4945	—	—
August 1 to August 31	4,641,348		7.8105	—	—
September 1 to September 30	—		—	—	—
October 1 to October 31	—		—	—	—
November 1 to November 30	—		—	—	—
December 1 to December 31	70,000		7.1357	—	—
Total	38,526,690	Ps.	9.6940	—
(1)	See “Directors, Senior Management and Employees — Stock Purchase Plan and Long-Term Retention Plan” for a description of the implementation, limits and other terms of our Long-Term Retention Plan.

(2)	Represents open-market purchases by the special purpose trust formed in connection with our Long-Term Retention Plan.
(3)	The values have not been restated in constant Pesos and therefore represent nominal historical figures.

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

We are a Mexican corporation with shares, in the form of CPOs listed on the Bolsa Mexicana de Valores, or Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law, and the regulations issued by the CNBV and the Mexican Stock Exchange. Although compliance is not mandatory, we also substantially comply with the Mexican Code of Principles and Best Corporate Governance Practices (Código de Principios y Mejores Prácticas de Gobierno Corporativo), which was created in January 1999 by a group of Mexican business leaders and was endorsed by the CNBV and last amended in 2018. See “Additional Information—Bylaws” for a more detailed description of our corporate governance practices.

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

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Insider Trading Policies

We have adopted an insider trading policy (the “Insider Trading Policy”), which, among other things, governs the purchase or sale of our securities by our directors, executive officers and employees. Our Insider Trading Policy aims to promote compliance with applicable insider trading laws, rules and regulations. A copy of our Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.

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

The Company relies on external security advisors and other third-party information security professionals, who perform annual threat hunting exercises on our infrastructure and critical systems to identify and remove any possible malicious artifacts and threats in our environments, manage a security operations center, and manage and monitor our information security tools. The external security advisors also provide an independent periodic assessment regarding the controls in our environments, which are aimed at strengthening and improving our security practices.

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

While we experience minor data and cybersecurity incidents from time to time, as of the date of this report and for the time period of January 1, 2024, through December 31, 2024, the Company has no evidence of any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition. However, there can be no guarantee that we will not be materially affected by such risks in the future. For information on the cybersecurity threats and risks we face and the potential impacts on the business related thereto, see Item 3.D. Risk Factors – Any Incidents Affecting Our Network and Information Systems or Other Technologies Could Have an Adverse Impact on Our Business, Reputation and Results of Operations.

Governance

Our cybersecurity program is led by our Chief Information Security Officer (“CISO”), with oversight from our Co-CEOs and CFO. Cybersecurity strategy is also reviewed and approved by the CEO of our subsidiaries, Sky and izzi. Our CISO, together with our Co-CEOs and CFO, are responsible for the coordination of our cybersecurity initiatives and the oversight of cybersecurity risk management across the Company. Our CISO has worked in executive positions related to cybersecurity in multinational financial companies and the telecommunications industry for more than 25 years. The CISO is primarily responsible for designing the strategy and ensuring the execution of the cybersecurity program. The CISO manages a cybersecurity team that hold international certifications related to cybersecurity, and manages the processes for identifying regional, global, and industry-related threats described above. See Risk management and strategy.

The CISO periodically provides reports on cybersecurity threats, reports of incidents (if any), projects, and risk management to the executive committees at the subsidiary level, as well as the Company’s enterprise-wide Corporate Committee on Information Technology and Security, which consists of Company senior personnel across the Company in the cybersecurity, information technology, risk management, and legal departments (the “Corporate Committee”). The Corporate Committee and Sky and izzi Executive Committees focus on decision making and monitoring compliance with the cybersecurity program. The Corporate Committee also aligns technology and information security strategies across the subsidiaries.

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

Item 18.Financial Statements

See pages F-1 through F-87, which are incorporated in this Item 18 by reference.

Item 19.Exhibits

Documents filed as exhibits to this annual report appear on the following

(a)       Exhibits.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1

English translation of Amended and Restated Bylaws (Estatutos Sociales) of the Registrant, dated as of April 26, 2023 (previously filed with the Securities and Exchange Commission as Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022 and incorporated herein by reference).

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

2.5

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

2.6

Form of Deposit Agreement between the Registrant, The Bank of New York, as depositary and all holders and beneficial owners of the Global Depositary Shares, evidenced by Global Depositary Receipts (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant’s Registration Statement on Form F-6 (File number 333-146130) and incorporated herein by reference).

2.7

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

2.8

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

2.9

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

Exhibit Number	Description of Exhibit
2.10

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

2.11

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

2.12

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

2.13

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

2.14	Description of the rights of each class of securities registered under Section 12 of the Exchange Act.

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

4.5*

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

4.6

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

Exhibit Number	Description of Exhibit
4.7

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

4.9

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

4.10

English summary of conversion of debentures, dated August 13, 2014, by and between Arretis, S.A.P.I. de C.V and Tenedora Ares, S.A.P.I. de C.V. (previously filed with the Securities and Exchange Commission as Exhibit 4.33 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).

4.11

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

4.12

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

4.17

Credit Agreement, dated as of April 9, 2024, among Grupo Televisa, S.A.B., Cablemás Telecomunicaciones, S.A. de C.V., and Televisión Internacional, S.A. de C.V. as Borrowers, the several lenders and other financial institutions from time to time parties thereto, BBVA México, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA México as Administrative Agent, BBVA México, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA México, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat as Joint Lead Arrangers and Joint Bookrunners.

Exhibit Number	Description of Exhibit
8.1	List of Subsidiaries of Registrant.

11.1	English Translation of Grupo Televisa, S.A.B. Insider Trading Policy.

12.1	Co-CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2025.

12.2	Co-CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2025.

12.3	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2025.

13.1	Co-CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2025.

13.2	Co-CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2025.

13.3	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2025.

23.1	Consent of KPMG Cárdenas Dosal, S.C.

23.2	Consent of Ernst & Young LLP, independent auditors of TelevisaUnivision, Inc.

23.3	Consent of KPMG LLP, independent auditors of TelevisaUnivision, Inc.

97.1

Grupo Televisa, S.A.B. Compensation Recovery Policy (previously filed with the Securities and Exchange Commission as Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023 and incorporated herein by reference).

99.1**	Audited Financial Statements of TelevisaUnivision, Inc. as of and for the three years ended December 31, 2024.

101

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position as of December 31, 2024 and 2023; (ii) Consolidated Statements of Income for the Years Ended December 31, 2024, 2023 and 2022; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2024, 2023 and 2022; (iv) Consolidated Statements of Changes in Equity for the Years ended December 31, 2024, 2023 and 2022; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022; and (vi) Notes to Consolidated Financial Statements for the Years Ended December 31, 2024, 2023 and 2022.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
*	Portions of this exhibit have been omitted in accordance with Instruction 4 to Item 19 of Form 20-F.
**

The financial statements as of and for the three years ended December 31, 2024 of TelevisaUnivision, Inc., prepared by TelevisaUnivision, Inc. and audited by its independent auditors, KPMG LLP for the year ended December 31, 2024, and Ernst & Young LLP for the two years ended December 31, 2023 and 2022, are included in this Annual Report pursuant to Rule 3-09 of Regulation S-X.

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
Date: April 30, 2025

GRUPO TELEVISA, S. A. B. AND SUBSIDIARIES

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2024 AND 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
Grupo Televisa, S. A. B.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Televisa, S.A.B. and subsidiaries (the “Group”) as of December 31, 2024 and 2023, the related consolidated statements of income or loss, comprehensive income or loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2025 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of intangible assets and goodwill with indefinite useful life

As described in Notes 2(l) and 2(m) to the consolidated financial statements, impairment reviews of intangible assets with indefinite useful life and goodwill are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount related to the Cable and Sky cash-generating units (CGUs) includes the goodwill and intangible assets with indefinite useful life balance and is compared to the recoverable amount, which is the higher of the value in use (VIU) and the fair value less costs to sell (FVLCS). Any impairment loss for goodwill is recognized as an expense in the consolidated statement of income or loss and is not subject to be reversed in subsequent periods. Any impairment loss shall be allocated to reduce the carrying amount of any goodwill and intangible assets with indefinite useful-life of the cash-generating unit; and then, to the other long-lived assets of the CGUs. As described in Notes 13, the goodwill and intangible assets with indefinite-useful life balance as of December 31, 2024 was Ps.28,557,851 thousand of which Ps.28,447,537 thousand relates to the Cable and Sky CGUs. As described in Note 13 and 22 in 2024, the Group recorded an impairment of Ps.450,000 thousand of goodwill in the Cable segment and Ps. 2,614,319 thousand in connection with intangible assets with indefinite useful lives and other long-lived assets in the Sky segment.

We identified the evaluation of the impairment assessment of goodwill and intangible assets with indefinite useful life of the Cable and Sky CGUs as a critical audit matter. Subjective auditor judgment was required in the evaluation of the key assumptions used to determine the recoverable amounts, which included the forecasted revenue growth rates, the long-term growth rates, and the discount rates. Minor changes to these key assumptions could have had a significant effect on the VIU of the CGUs. In addition, specialized skills and knowledge were required to assess the long-term growth rates and the discount rates used to determine the VIU of the CGUs.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s impairment assessment process. This included controls related to the development of the key assumptions for the Cable and Sky CGUs. We assessed the forecasted revenue growth rates by evaluating management’s process to develop the forecasted revenue growth rates and comparing the forecasted revenue growth rates to historical growth rates including current year actual results and industry data, using publicly available data. We involved valuation professionals with specialized skills and knowledge, who assisted in:

●	evaluating the Group’s long-term growth rate by comparing to economic growth expectations using publicly available third-party data
●	evaluating the reasonableness of the discount rates by comparing the inputs used by management to develop the discount rates to publicly available data for comparable entities
●	performing sensitivity analyses of the VIU of the CGUs using the Company’s cash flow forecasts and an independently developed discount rate and comparing the results of our estimates to the Company’s estimates of VIU
●	recalculating the Group’s VIU model.

Realizability of capital tax loss carryforward

As discussed in Note 24 to the consolidated financial statements, as of December 31, 2024, deferred income tax assets related to capital tax loss carryforwards amounted to Ps.3,642,421 thousand, which includes the benefit from tax loss carryforwards derived from the disposal in 2014 of the Group’s investment in GSF, in the amount of Ps.2,925,086 thousand. As described in Note 2(v), deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

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

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed. We evaluated the design and tested the operating effectiveness of an internal control related to the realizability of the capital tax loss carryforward. We involved tax professionals with specialized skills and knowledge, who assisted in evaluating the Group’s deferred income tax recoverability strategy by reviewing and assessing the appropriateness and feasibility of the tax strategy plan to be executed by management to recover the capital tax loss carryforward. We evaluated the sufficiency of audit evidence obtained by assessing the results of the procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG Cardenas Dosal S.C.

We have served as the Group’s auditor since 2018.

Mexico City, Mexico

April 30, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Grupo Televisa, S.A.B.:

Opinion on Internal Control Over Financial Reporting

We have audited Grupo Televisa S.A.B. and subsidiaries’ (the Group) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2024 and 2023, the related consolidated statements of income or loss, comprehensive income or loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated April 30, 2025, expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Cardenas Dosal, S.C.

Mexico City, Mexico

April 30, 2025

Consolidated Statements of Financial Position

As of December 31, 2024 and 2023

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	Notes	2024		2023
ASSETS
Current assets:
Cash and cash equivalents	6	Ps.	46,193,173	Ps.	32,586,352
Trade accounts receivable, net	7		6,175,819		8,131,458
Other accounts receivable, net			125,486		339,560
Income taxes receivable			6,374,140		6,380,909
Other recoverable taxes			3,207,830		6,304,198
Derivative financial instruments	15		1,297,000		251,738
Due from related parties	20		339,553		1,450,238
Transmission rights	8		950,751		1,725,630
Inventories			463,225		1,261,304
Contract costs	2(s)		1,483,022		2,011,512
Other current assets			1,657,507		1,661,644
Total current assets			68,267,506		62,104,543

Non-current assets:
Trade accounts receivable, net of current portion	7		484,506		428,701
Due from related party	20		3,293,463		4,630,459
Derivative financial instruments	15		704,051		—
Transmission rights	8		74,234		641,154
Investments in financial instruments	9		2,494,711		2,586,601
Investments in associates and joint ventures	10		44,436,697		43,427,638
Property, plant and equipment, net	11		63,664,261		77,848,576
Investment property, net	11		2,706,528		2,790,173
Right-of-use assets, net	12		3,336,917		6,085,861
Intangible assets, net and goodwill	13		38,927,089		40,389,842
Deferred income tax assets	24		20,630,753		18,203,133
Contract costs	2(s)		2,488,120		3,318,674
Other non - current assets			149,060		214,902
Total non-current assets			183,390,390		200,565,714
Total assets		Ps.	251,657,896	Ps.	262,670,257

The accompanying notes are an integral part of these consolidated financial statements.

	Notes	2024		2023
LIABILITIES
Current liabilities:
Current portion of long-term debt	14	Ps.	4,556,950	Ps.	9,987,932
Interest payable	14		1,674,544		1,506,766
Current portion of lease liabilities	14		1,242,957		1,280,932
Trade accounts payable and accrued expenses			11,329,869		12,861,122
Customer advances			1,130,479		1,391,553
Income taxes payable	24		1,320,644		774,433
Other taxes payable			2,610,072		2,948,135
Employee benefits			1,258,587		1,563,942
Due to related parties	20		202,414		579,023
Current portion of deferred revenue	20		287,667		287,667
Other current liabilities			1,688,913		1,709,357
Total current liabilities			27,303,096		34,890,862

Non-current liabilities:
Long-term debt, net of current portion	14		98,398,223		78,547,927
Lease liabilities, net of current portion	14		4,143,682		6,010,618
Deferred revenue, net of current portion	20		4,602,679		4,890,347
Deferred income tax liabilities	24		1,251,440		1,053,543
Post-employment benefits	16		772,482		733,049
Other non-current liabilities			3,490,669		1,871,478
Total non-current liabilities			112,659,175		93,106,962
Total liabilities			139,962,271		127,997,824

EQUITY
Capital stock	17		3,933,549		4,722,776
Additional paid-in capital			13,359,470		15,889,819
Retained earnings	18		112,041,102		120,400,302
Accumulated other comprehensive loss, net	18		(12,882,775)		(9,866,793)
Shares repurchased	17		(13,997,290)		(11,865,735)
Equity attributable to stockholders of the Company			102,454,056		119,280,369
Non-controlling interests	19		9,241,569		15,392,064
Total equity			111,695,625		134,672,433
Total liabilities and equity		Ps.	251,657,896	Ps.	262,670,257

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income or Loss

For the years ended December 31, 2024, 2023 and 2022

(In thousands of Mexican pesos, except per CPO amounts)

(Notes 1, 2 and 3)

	Notes	2024		2023		2022
Revenues	26	Ps.	62,260,864	Ps.	66,222,836	Ps.	68,615,768
Cost of revenues	21		(41,117,033)		(43,297,440)		(43,357,747)
Selling expenses	21		(8,815,211)		(8,848,181)		(9,155,448)
Administrative expenses	21		(10,592,581)		(11,305,619)		(11,341,657)
Income before other expense	26		1,736,039		2,771,596		4,760,916
Other expense, net	22		(4,554,900)		(913,801)		(1,023,169)
Operating (loss) income			(2,818,861)		1,857,795		3,737,747
Finance expense	23		(8,812,754)		(8,026,093)		(11,385,381)
Finance income	23		4,117,583		3,180,192		2,129,011
Finance expense, net			(4,695,171)		(4,845,901)		(9,256,370)
Share of loss of associates and joint ventures, net	10		(182,577)		(4,086,628)		(7,378,249)
Loss before income taxes			(7,696,609)		(7,074,734)		(12,896,872)
Income tax (expense) benefit	24		(688,587)		(2,360,634)		1,352,889
Net loss from continuing operations			(8,385,196)		(9,435,368)		(11,543,983)
Income from discontinued operations, net	28		56,816		628,116		56,827,807
Net (loss) income		Ps.	(8,328,380)	Ps.	(8,807,252)	Ps.	45,283,824

Net (loss) income attributable to:
Stockholders of the Company		Ps.	(8,265,520)	Ps.	(8,422,730)	Ps.	44,712,180
Non-controlling interests	19		(62,860)		(384,522)		571,644
Net (loss) income		Ps.	(8,328,380)	Ps.	(8,807,252)	Ps.	45,283,824
Basic (loss) earnings per CPO attributable to stockholders of the Company:
Continuing operations		Ps.	(3.06)	Ps.	(3.24)	Ps.	(4.28)
Discontinued operations	25		0.02		0.23		20.08
Total		Ps.	(3.04)	Ps.	(3.01)	Ps.	15.80
Diluted (loss) earnings per CPO attributable to stockholders of the Company:
Continuing operations		Ps.	(3.06)	Ps.	(3.24)	Ps.	(4.28)
Discontinued operations	25		0.02		0.23		20.08
Total		Ps.	(3.04)	Ps.	(3.01)	Ps.	15.80

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income or Loss

For the years ended December 31, 2024, 2023 and 2022

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	Notes	2024		2023		2022
Net (loss) income		Ps.	(8,328,380)	Ps.	(8,807,252)	Ps.	45,283,824
Other comprehensive income (loss):
Items that will not be reclassified to income or loss:
Remeasurement of post-employment benefit obligations	16		(62,779)		83,935		158,119
Open-Ended Fund, net of hedge	9		(66,098)		(741)		(131,957)
Publicly traded equity instruments	9		(202,208)		(698,903)		(906,658)
Items that may be subsequently reclassified to income or loss:
Exchange differences on translating foreign operations			285,502		(758,835)		(143,156)
Cash flow hedges			1,857,456		(287,536)		395,807
Share of other comprehensive (loss) income of associates and joint ventures	10		(7,061,676)		4,278,531		4,245,546
Other comprehensive (loss) income before income taxes			(5,249,803)		2,616,451		3,617,701
Income tax benefit (expense)	24		2,226,054		(1,704,735)		(833,121)
Other comprehensive (loss) income, net of income taxes			(3,023,749)		911,716		2,784,580
Total Comprehensive (loss) income		Ps.	(11,352,129)	Ps.	(7,895,536)	Ps.	48,068,404

Total Comprehensive (loss) income attributable to:
Stockholders of the Company		Ps.	(11,281,502)	Ps.	(7,465,645)	Ps.	47,510,294
Non-controlling interests	19		(70,627)		(429,891)		558,110
Total Comprehensive (loss) income		Ps.	(11,352,129)	Ps.	(7,895,536)	Ps.	48,068,404

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2024, 2023 and 2022

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

							Accumulated
							Other				Equity
					Retained		Comprehensive		Shares		Attributable to		Non-controlling
	Capital Stock		Additional		Earnings		Loss, Net		Repurchased		Stockholders of		Interests
	(Note 17)		Paid-in Capital		(Note 18)		(Note 18)		(Note 17)		the Company		(Note 19)		Total Equity
Balance at January 1, 2022	Ps.	4,836,708	Ps.	15,889,819	Ps.	88,218,188	Ps.	(13,621,992)	Ps.	(14,205,061)	Ps.	81,117,662	Ps.	15,406,402	Ps.	96,524,064
Funding for acquisition of shares under the Long-term Retention Plan		—		—		—		—		(648,242)		(648,242)		—		(648,242)
Disposition of non-controlling interests of discontinued operations		—		—		—		—		—		—		(142,071)		(142,071)
Dividends		—		—		(1,053,392)		—		—		(1,053,392)		—		(1,053,392)
Repurchase of CPOs		—		—		—		—		(629,326)		(629,326)		—		(629,326)
Shares repurchased		—		—		—		—		(980,410)		(980,410)		—		(980,410)
Sale of shares		—		—		(3,080,729)		—		4,061,139		980,410		—		980,410
Cancellation of sale of shares		—		—		246,658		—		(246,658)		—		—		—
Share-based compensation		—		—		2,009,304		—		—		2,009,304		—		2,009,304
Other		—		—		1,650		—		—		1,650		(486)		1,164
Comprehensive income		—		—		44,712,180		2,798,114		—		47,510,294		558,110		48,068,404
Balance at December 31, 2022		4,836,708		15,889,819		131,053,859		(10,823,878)		(12,648,558)		128,307,950		15,821,955		144,129,905
Funding for acquisition of shares under the Long-term Retention Plan		—		—		—		—		(86,000)		(86,000)		—		(86,000)
Dividends		—		—		(1,027,354)		—		—		(1,027,354)		—		(1,027,354)
Share cancellation		(113,932)		—		(1,339,107)		—		1,453,039		—		—		—
Repurchase of CPOs		—		—		—		—		(1,197,082)		(1,197,082)		—		(1,197,082)
Shares repurchased		—		—		—		—		(172,976)		(172,976)		—		(172,976)
Sale of shares		—		—		(692,062)		—		865,038		172,976		—		172,976
Cancellation of sale of shares		—		—		79,196		—		(79,196)		—		—		—
Share-based compensation		—		—		748,500		—		—		748,500		—		748,500
Comprehensive (loss) income		—		—		(8,422,730)		957,085		—		(7,465,645)		(429,891)		(7,895,536)
Balance at December 31, 2023		4,722,776		15,889,819		120,400,302		(9,866,793)		(11,865,735)		119,280,369		15,392,064		134,672,433
Funding for acquisition of shares under the Long-term Retention Plan		—		—		—		—		(132,572)		(132,572)		—		(132,572)
Equity distribution of Spun-off Businesses		(752,071)		(2,530,349)		(5,901,618)		—		—		(9,184,038)		—		(9,184,038)
Dividends		—		—		(1,018,954)		—		—		(1,018,954)		—		(1,018,954)
Share cancellation		(37,156)		—		(336,213)		—		373,369		—		—		—
Shares repurchased		—		—		—		—		(378,894)		(378,894)		—		(378,894)
Sale of shares		—		—		736,165		—		(357,271)		378,894		—		378,894
Cancellation of sale of shares		—		—		1,636,187		—		(1,636,187)		—		—		—
Share-based compensation		—		—		488,832		—		—		488,832		—		488,832
Acquisition of non-controlling interests in Sky		—		—		4,301,921		—		—		4,301,921		(6,075,488)		(1,773,567)
Other		—		—		—		—		—		—		(4,380)		(4,380)
Comprehensive loss		—		—		(8,265,520)		(3,015,982)		—		(11,281,502)		(70,627)		(11,352,129)
Balance at December 31, 2024	Ps.	3,933,549	Ps.	13,359,470	Ps.	112,041,102	Ps.	(12,882,775)	Ps.	(13,997,290)	Ps.	102,454,056	Ps.	9,241,569	Ps.	111,695,625

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2024, 2023 and 2022

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	2024		2023		2022
Operating Activities:
Loss before income taxes from continuing operations	Ps.	(7,696,609)	Ps.	(7,074,734)	Ps.	(12,896,872)
Income before income taxes from discontinued operations		70,644		945,727		76,147,263
Adjustments to reconcile income or loss before income taxes to net cash provided by operating activities:
Share of loss of associates and joint ventures		182,577		4,086,628		7,378,249
Depreciation and amortization		20,542,361		21,469,152		21,239,306
Other amortization of assets		47,628		422,065		353,232
Impairment of long-lived assets		3,064,319		69,467		—
(Gain) loss on disposition of property and equipment (1)		(2,321,248)		233,612		(131,683)
Impairment loss of trade accounts receivable and other receivables		1,294,125		1,107,996		1,172,555
Post-employment benefits		135,731		87,657		151,389
Interest income		(685,846)		(675,550)		(89,268)
Share-based compensation expense		488,832		748,500		1,665,909
Other finance (gain) loss, net		(773,727)		134,847		110,739
Gain on disposition of discontinued operations		—		—		(75,192,421)
Other expense (income)		1,259,756		(734,421)		—
Interest expense		7,984,754		7,654,334		9,459,377
Lawsuit settlement agreement		—		—		418,734
Unrealized foreign exchange loss (gain), net		5,664,559		(3,740,149)		(999,499)
		29,257,856		24,735,131		28,787,010
Decrease (increase) in trade accounts receivable		142,995		523,619		(4,176,638)
Decrease (increase) in transmission rights		1,344,981		(456,857)		1,241,568
Decrease in due from related parties, net		2,306,030		1,708,178		4,987,868
Decrease (increase) in inventories		1,099,637		564,745		(588,954)
Decrease (increase) in other accounts receivable and other current assets		1,456,804		1,271,583		(2,217,989)
Decrease in trade accounts payable and accrued expenses		(738,598)		(3,216,450)		(122,945)
(Decrease) increase in deferred revenue and customer advances		(526,698)		(734,349)		267,237
(Decrease) increase in other liabilities and taxes payable		(748,232)		(2,316,886)		(3,027,186)
(Decrease) increase in post-employment benefits		(228,444)		136,993		(564,382)
Income taxes paid (2)		(812,215)		(7,014,309)		(12,118,014)
		3,296,260		(9,533,733)		(16,319,435)
Net cash provided by operating activities		32,554,116		15,201,398		12,467,575
Investing activities:
Proceeds from disposition of discontinued operations		—		—		66,095,454
Long-term credit with related party		—		—		(5,738,832)
Disposition or investment in associate and joint ventures		50,767		45,556		(7,922)
Dividends from preferred shares		777,838		716,905		752,556
Release of holdback payment of OCEN		—		—		364,420
Dividends received		10,000		8,000		10,000
Investments in property, plant and equipment		(9,097,397)		(14,708,016)		(17,315,387)
Disposition of property, plant and equipment		627,973		48,873		264,163
Non-current trade account receivable		—		—		87,663
Other investments in intangible assets		(1,378,854)		(1,869,707)		(1,807,183)
Net cash (used in) provided by investing activities		(9,009,673)		(15,758,389)		42,704,932
Financing activities:
Partial prepayment of Senior Notes due 2025, 2026, 2045, 2046 and 2049		—		(4,718,250)		(10,099,581)
Repurchase of Senior Notes due 2043		—		(181,731)		—
Prepayment of long-term loans from Mexican banks		—		—		(6,000,000)
Payment of long-term loans from Mexican banks		(10,000,000)		—		—
Proceeds from Mexican banks long-term loans		10,000,000		400,000		—
Repayment of Mexican peso debt		—		—		(610,403)
Prepayment of Mexican peso debt related to Sky		—		(1,400,000)		—
Payments of lease liabilities		(1,567,300)		(1,793,602)		(1,690,311)
Interest paid		(7,417,915)		(7,553,938)		(8,893,000)
Funding for acquisition of shares under the Long-term Retention Plan		(132,572)		(86,000)		(648,242)
Repurchases of CPOs under a share repurchase program		—		(1,197,082)		(629,326)
Repurchase of capital stock		(378,894)		(172,976)		(980,410)
Sale of capital stock		378,894		172,976		980,410
Dividends paid		(1,018,954)		(1,027,354)		(1,053,392)
Derivative financial instruments		747,746		(195,055)		(145,131)
Net cash used in financing activities		(9,388,995)		(17,753,012)		(29,769,386)
Foreign currency translation on cash and cash equivalents		148,289		(234,637)		(100,344)
Net increase (decrease) in cash and cash equivalents		14,303,737		(18,544,640)		25,302,777
Cash and cash equivalents at beginning of year		32,586,352		51,130,992		25,828,215
Cash and cash equivalents of Spun-off Businesses		(696,916)		—		—
Cash and cash equivalents at end of year	Ps.	46,193,173	Ps.	32,586,352	Ps.	51,130,992

(1) Includes a realized gain on sale of property of Ps.2,582,339, in connection with the Spun-off Businesses (see Notes 3 and 22).

(2) In 2024, income taxes paid are net of income tax reimbursements of $1,324,442.

Non-cash transactions:

The principal non-cash transactions in 2024 included the Spun-off Businesses and the acquisition of non-controlling interest in Sky (see Note 3).

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

(In thousands of Mexican pesos, except per CPO, per share and exchange rate amounts, unless otherwise indicated)

1.	Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or “GDSs”, on the New York Stock Exchange, or “NYSE”, under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico City, Mexico.

The Company together with its subsidiaries (collectively, the “Group”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home (“DTH”) satellite pay television system in Mexico. The Group’s cable business offers integrated services, including video, high-speed data, voice and mobile to residential and commercial customers, as well as managed services to domestic and international carriers. The Group owns Sky, a leading DTH satellite pay television system and broadband provider in Mexico. The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and the Group’s cable and DTH systems. In addition, the Group is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the United States and over 50 countries through television networks, cable operators and over-the-top or OTT services.

2.	Material Accounting Policies

The material accounting policies followed by the Group and used in the preparation of these consolidated financial statements are summarized below.

(a)   Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022, are presented in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, certain financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below.

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are material to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

The consolidated statements of income or loss of the Group for the years ended December 31, 2024, 2023, and 2022 have been prepared to present the discontinued operations following the spin-off of most of the businesses of the Group’s former Other Businesses segment effective on January 31, 2024. Accordingly, the consolidated statements of income or loss of the Group for the years ended December 31, 2023 and 2022 have been re-presented from those originally reported by the Company, to present in those years the results from discontinued operations of the businesses that were spun-off by the Group on January 31, 2024 (see Notes 3 and 28).

The consolidated statement of income or loss of the Group for the year ended December 31, 2022, has been prepared to present the discontinued operations following the transaction between the Company and TelevisaUnivision that was closed on January 31, 2022 (the “TelevisaUnivision Transaction”) (see Notes 3 and 28).

These consolidated financial statements were authorized for issuance on March 28, 2025, and on April 29, 2025, for the events disclosed in Note 29, by the Group’s Corporate Vice President of Finance.

(b)   Consolidation

The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities, and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the Group’s consolidated financial statements.

Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to be consolidated from the date on which said control is lost.

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

Changes in Ownership Interests in Subsidiaries without Change of Control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions—that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

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

Subsidiaries of the Company

At December 31, 2024 and 2023, the main direct and indirect subsidiaries of the Company were as follows:

	Company’s
	Ownership		Business
Subsidiaries	Interest (1)		Segment
	2024	2023
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.5%	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (3)	100%	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (3)	100%	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (3)	66.4%	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (3)	100%	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (3)	100%	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (3)	100%	100%	Cable and Sky
Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”) and Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (3) (4)	100%	58.7%	Sky
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries (2)	—	100%
Editorial Televisa, S.A. de C.V. and subsidiaries (2)	—	100%
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries (2)	—	100%
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries (5)	—	100%

(1)	Percentage of equity interest directly or indirectly held by the Company as of December 31, 2024 and 2023.
(2)	See Note 26 for a description of each of the Group’s reportable business segments. Most of the operations of the Group’s former Other Businesses segment were discontinued following the spin-off of these businesses by the Company on January 31, 2024, to create a new controlling entity of the spun-off businesses listed in the Mexican Stock Exchange (see Notes 3 and 28).
(3)	CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable, and Sky. Cablestar, S.A. de C.V. is an indirect majority-owned subsidiary of Empresas Cablevisión. In September 2024, Arretis, S.A.P.I. de C.V. was merged into Televisión Internacional, S.A. de C.V., which became the surviving entity resulting from this merger, and the parent company of the Cablecom subsidiaries.
(4)	Innova is an indirect subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct wholly-owned subsidiary of Innova Holdings. Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Through May 2024, the Company held a 58.7% interest of Innova’s equity and designated a majority of the members of Innova’s Board of Directors, and the non-controlling interests had certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights were protective in nature and did not affect decisions about relevant business activities of Innova. In June 2024, the Company acquired the remaining 41.3% non-controlling interest in the Sky segment held by AT&T, by which the Company became an indirect owner of 100% of the capital stock of Innova Holdings and Innova (see Notes 3 and 19).
(5)	Grupo Telesistema is a direct subsidiary of the Company. As of December 31, 2024 and 2023, Grupo Telesistema and its subsidiaries, together with the Company, owned most of the Group’s corporate assets, including the Group’s aggregate investment in common and preferred shares of TelevisaUnivision (see Notes 3, 10 and 26).

Concessions and Permits

The Group’s Cable and Sky segments, as well as the concessions held by the Group to broadcast programming over television stations for the signals of TelevisaUnivision, require governmental concessions and special authorizations for the provision of telecommunications and broadcasting services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (Instituto Federal de Telecomunicaciones or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (Ley Federal de Telecomunicaciones y Radiodifusión or “LFTR”).

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

The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision. The payments made by the Group for these broadcasting concessions are accounted for as intangible assets in the Group’s consolidated statement of financial position (see Notes 3, 13, 20 and 26).

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

The regulations of the broadcasting and the telecommunications concessions (including satellite pay - TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

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

At December 31, 2024, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Cable	Various from 2026 to 2059
Sky	Various from 2025 to 2056
Corporate assets:
Broadcasting concessions (1)	In 2042 and 2052

(1)	Broadcasting concessions that remained in the Group after the TelevisaUnivision Transaction closed on January 31, 2022, which include 23 concessions for the use of spectrum that comprise the Group’s 225 TV stations for the signals of TelevisaUnivision, for a term of 20 years, starting in January 2022 and ending in January 2042, and six concessions to provide digital broadcasting television services on such TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In 2018, the Group paid an aggregate amount of Ps.5,753,349 in cash for the broadcasting concessions for the use of spectrum and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount is being amortized over a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Notes 3, 13, 20 and 26).

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

The Group’s investments in associates include an equity interest in TelevisaUnivision represented by 43.0% and 43.7% of the outstanding total common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision) as of December 31, 2024 and 2023, respectively (see Notes 3 and 10).

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

(e)   Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each of the Group´s entity operates (“functional currency”). The presentation currency of the Group’s consolidated financial statements is the Mexican peso.

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

Assets and liabilities in foreign currencies of non-Mexican subsidiaries that have the Mexican Peso as a functional currency and that keep its books and records in a different currency are initially converted to Mexican Pesos by utilizing the exchange rate on the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of TelevisaUnivision (hedged item), which amounted to U.S.$2,071.1 million (Ps.43,220,986) and U.S.$2,499.7 million (Ps.42,326,344) as of December 31, 2024 and 2023, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation to the extent that the hedge is effective (see Notes 10, 14 and 18).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund (hedged item), which amounted to U.S.$37.6 million (Ps.784,769) and U.S.$39.8 million (Ps.674,451), as of December 31, 2024 and 2023, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss to the extent that the hedge is effective, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund (see Notes 9, 14 and 18).

(f)   Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

As of December 31, 2024 and 2023, cash equivalents primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 4.99% for U.S. dollar deposits and 10.73% for Mexican peso deposits in 2024, and approximately 4.65% for U.S. dollar deposits and 11.09% for Mexican peso deposits in 2023.

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

(h)   Inventories

Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realizable value. The net realizable value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.

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

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9. In connection with this designation, any amounts presented in consolidated other comprehensive income or loss are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income or loss when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of such item. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

The costs of dismantling items of property, plant and equipment are recognized at the present value of the expected cost related to the dismantling obligations. These dismantling obligations are primarily related to the use of the Group’s Cable segment networks during a particular period and presented as part of other long-term liabilities in the Group’s consolidated statements of financial position. As of December 31, 2024 and 2023, the present value of the Group’s dismantling obligations amounted to Ps.1,126,997 and Ps.1,133,379, respectively.

Depreciation of property, plant and equipment is based upon the carrying amount of the assets or the estimated residual value of the assets, if any, and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated
Useful Lives
Buildings	20-50 years
Networks and technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	10-15 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is higher than its estimated recoverable amount.

Gains and losses on disposals of assets are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income or loss.

If significant parts of an item of property, plant and equipment have different useful lives, then they are classified as separate items (major components) of property, plant and equipment.

Investment Property

Beginning on February 1, 2022, the Group has investment property. Investment property is property of the Group (land or a building or part of a building or both) held to earn rentals rather than for use in the production or supply of goods or services, or for administrative purposes, or sale in the ordinary course of business.

Depreciation of investment property is based upon the carrying amount of the assets in use and the estimated residual value of the assets, if any and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives
Buildings	20-65 years

The Group’s investment property is measured at cost less any accumulated depreciation and any accumulated impairment losses.

(k)   Lease Agreements

As a lessee, the Group recognizes a right-of-use asset representing its right to use the underlying asset in a lease agreement, and a lease liability representing its obligation to make lease payments.

Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs and restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term, on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

The Group recognizes a depreciation of right-of-use assets for long-term lease agreements, and a finance expense for interest from related lease liabilities.

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

Concessions

The Group defined concessions to have an indefinite useful life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits. These concessions are not amortized, but instead they are subject to impairment testing at least annually. The useful life of concessions that is not being amortized is reviewed in each annual reporting period to determine whether events and circumstances continue to support an indefinite useful life for these concessions. Historically, the Group has renewed its telecommunications’ concessions upon expiration and generally all condition necessary to obtain renewal have been satisfied and the cost to renew these concessions has not been significant.

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

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income or loss and is not subject to be reversed in subsequent periods.

(m)   Impairment of Long-lived Assets

The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying amount of the cash generating unit is compared with its recoverable amount. Any impairment loss shall be allocated to reduce the carrying amount of any goodwill and intangible assets with indefinite useful-life of the cash-generating unit; and then, to the other long-lived assets of the CGUs. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

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

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2024 and 2023.

(o)   Debt

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income or loss over the period in which the debt is outstanding using the effective interest method.

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

Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2024 and 2023.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(p)   Customer Advances

Customer advance agreements are contract liabilities presented by the Group in the consolidated statement of financial position. The Group recognizes a contract liability when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services or goods to the customer. A contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration (or an amount of consideration is due) to a customer. In addition, the Group recognizes contract assets upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with an advance agreement entered into with the customer for services or goods to be provided by the Group in the short term.

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

(r)   Equity

The capital stock includes the effect of restatement through December 31, 1997, determined by applying a general price index that reflected changes in general purchasing power from the dates capital was contributed until December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Accounting Standards.

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

The Group derives the majority of its revenues from telecommunications-related business activities, primarily from its Cable and Sky segment operations (see Notes 3 and 26). Revenues are recognized when the service is provided, and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

●	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.
●	Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.
●	In respect of revenues from multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. The Group sells cable television, internet, and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis.
●	Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided.
●	Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns. These revenues were discontinued on January 31, 2024, in connection with the Spun-off Businesses (see Notes 3 and 26).
●	Revenues from publishing distribution are recognized upon distribution of the products. These revenues were discontinued on January 31, 2024, in connection with the Spun-off Businesses (see Notes 3 and 26).

●	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event. These revenues were discontinued on January 31, 2024, in connection with the Spun-off Businesses (see Notes 3 and 26).
●	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win. These revenues were discontinued on January 31, 2024, in connection with the Spun-off Businesses (see Notes 3 and 26).

Contract Costs

Incremental costs for obtaining contracts with customers in the Cable and Sky segments, primarily commissions, are recognized as contract costs (assets) in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

The Group has recognized assets from incremental costs of obtaining contracts with customers, primarily commissions, which were classified as current and non-current assets in its consolidated financial statements as of December 31, 2024 and 2023, as follows:

	Cable		Sky		Total
Contract costs:
At January 1, 2024	Ps.	3,815,535	Ps.	1,514,651	Ps.	5,330,186
Additions		1,345,315		69,284		1,414,599
Amortization		(1,258,992)		(421,504)		(1,680,496)
Impairment		—		(1,093,147)		(1,093,147)
Total contract costs at December 31, 2024		3,901,858		69,284		3,971,142
Less:
Current Contract Costs		1,437,161		45,861		1,483,022
Total non-current contract costs	Ps.	2,464,697	Ps.	23,423	Ps.	2,488,120

	Cable		Sky		Total
Contract costs:
At January 1, 2023	Ps.	3,297,436	Ps.	2,020,790	Ps.	5,318,226
Additions		1,758,769		408,555		2,167,324
Amount recognized in income		(1,240,670)		(914,694)		(2,155,364)
Total contract costs at December 31, 2023		3,815,535		1,514,651		5,330,186
Less:
Current Contract Costs		1,295,696		715,816		2,011,512
Total non-current contract costs	Ps.	2,519,839	Ps.	798,835	Ps.	3,318,674

Amortization of contract costs is based upon the carrying amount of the assets in use and is computed using the straight-line method over estimated useful lives that range between 1.5 and 5 years.

(t)   Interest Income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flows discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(u)   Employee Benefits

Pension and Seniority Premium Obligations

Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees, and are partially funded through irrevocable trusts. Increases or decreases in the consolidated liability for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined at discretion of management based on actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post-employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing

The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred. The profit sharing is paid to employees on a yearly basis and calculated by the Mexican companies in the Group at the statutory rate of 10% on their respective adjusted income in accordance with the Federal Labor Law. Beginning in 2021, there is a cap on the payment of profit sharing of up to three months of salary per employee (see Note 21).

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

(v)   Income Taxes

The income taxes for the period comprise current and deferred income taxes. Income taxes are recognized in the consolidated statement of income, except to the extent that they relate to items recognized in other comprehensive income or directly in equity. In this case, the income taxes are recognized in other comprehensive income.

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

Deferred income taxes are recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements of the consolidated companies in the Group. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income taxes are determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered, or the deferred income tax liability is settled.

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

Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference, and it is expected to reverse in the foreseeable future.

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

(w)   Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income or loss when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income or loss in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income or loss in the period of change. During the years ended December 31, 2024, 2023 and 2022, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x)   Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(y)   Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees and recognized as a charge to consolidated income or loss (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.488,832, Ps.748,500 and Ps.968,628 for the years ended December 31, 2024, 2023 and 2022, respectively, was credited in consolidated stockholders’ equity for each of those years, respectively (see Note 17).

(z)   New and Amended IFRS Accounting Standards

The Group adopted some amendments and improvements to certain IFRS Accounting Standards that became effective in 2024, 2023 and 2022, which did not have any significant impact on the Group’s consolidated financial statements.

Below is a list of the new and amended IFRS Accounting Standards that have been issued by the IASB and will be effective for annual reporting periods beginning on January 1, 2025, 2026 and 2027.

Effective for Annual
Reporting
Periods Beginning
New or Amended IFRS Accounting Standard	Title of the IFRS Accounting Standard	On or After
Amendments to IAS 21 (1)	Lack of Exchangeability	January 1, 2025
Annual Improvements (1)	Annual Improvements to IFRS Accounting Standards – Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7 (1)	Amendments to the classification and Measurement of Financial Instruments	January 1, 2026
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 (1)	Subsidiaries without Public Accountability: Disclosures	January 1, 2027 (2)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
Amendments to IFRS 9 and IFRS 7 (1)	Contracts Referencing Nature-dependent Electricity	January 1, 2026

(1)	This new or amended IFRS Accounting Standard is not expected to have a significant impact on the Group’s consolidated financial statements.
(2)	An entity may elect to apply this IFRS Accounting Standard for reporting periods beginning on or after this date.

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

Annual Improvements to IFRS Accounting Standards – Volume 11, were issued by the IASB in July 2024. These amendments include clarifications, simplifications, corrections and changes aimed at improving the consistency of several IFRS Accounting Standards. These amendments are effective for annual periods beginning on or after 1 January 2026, with early application permitted. The following table lists the amended IFRS Accounting Standards or guidance and the subject of the amendments.

Amended IFRS Accounting Standard or Guidance	Subject of Amendments
IFRS 1 First-time Adoption of International Financial Reporting Standards	Hedge accounting by a first-time adopter
IFRS 7 Financial Instruments: Disclosures	Gain or loss on derecognition
Guidance on implementing IFRS 7 Financial Instruments: Disclosures	Introduction - Disclosure of deferred difference between fair value and transaction price - Credit risk disclosures
IFRS 9 Financial Instruments	Derecognition of lease liabilities - Transaction price
IFRS 10 Consolidated Financial Statements	Determination of a ‘de facto agent’
IAS 7 Statement of Cash Flows	Cost method

Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments, were issued by the IASB in May 2024, to address the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, by clarifying how the contractual cash flows on loans with ESG-linked features should be assessed. These amendments also address the settlement of liabilities through electronic payment systems, by clarifying the date on which a financial asset or financial liability is derecognized and developing an accounting policy option to allow a company to derecognize a financial liability before it delivers cash on the settlement date if specified criteria are met. The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with early application permitted.

IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), was issued by the IASB in April 2024, introducing new requirements to improve comparability in the statement of income; enhance transparency of management-defined performance measures; and provide more useful grouping of information in the financial statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements (“IAS 1”) and carries forward many requirements from IAS 1 unchanged. IFRS 18 introduces three defined categories for income and expenses: operating, investing and financing, to improve the structure of the statement of income, and requires all companies to provide new defined subtotals, including operating profit. IFRS also requires companies to disclose explanations of those company-specific measures that are related to the statement of income, referred to as management-defined performance measures. IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted. Upon adoption, IFRS 18 should be applied on a fully retrospective basis, requiring the restatement of the comparative periods presented in an entity’s financial statements. The Group’s management is assessing the impact of adoption of IFRS 18 in its consolidated financial statements and financial reporting in connection with the new presentation guidelines and disclosures required by this IFRS Accounting Standard.

IFRS 19 Subsidiaries without Public Accountability: Disclosures (“IFRS 19”), was issued by the IASB in May 2024, to permit eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures. Applying IFRS 19 will reduce the costs of preparing subsidiaries’ financial statements while maintaining the usefulness of the information for users of their financial statements. When a parent company prepares consolidated financial statements that comply with IFRS Accounting Standards, its subsidiaries are required to report to the parent using IFRS Accounting Standards. However, for their own financial statements, subsidiaries are permitted to use IFRS Accounting Standards, the IFRS for SMEs Accounting Standard or national accounting standards. Subsidiaries are eligible to apply IFRS 19 if they do not have public accountability, and their parent company applies IFRS Accounting Standards in their consolidated financial statements. A subsidiary does not have public accountability if it does not have equities or debt listed on a stock exchange and does not hold assets in a fiduciary capacity for a broad group of outsiders. An entity may elect to apply this Standard for reporting periods beginning on or after 1 January 2027. Earlier application is permitted.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued by the IASB in September 2014, and addressed and acknowledged an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely. Entities are required to apply these amendments prospectively to the sale or contribution of assets occurring in annual periods beginning on or after a date to be determined by the IASB. Earlier application is permitted. If an entity applies these amendments earlier, it shall disclose that fact. These amendments became applicable to the Group’s consolidated financial statements in connection with the closing of the TelevisaUnivision Transaction in the first quarter of 2022 (see Note 3). As permitted, the Group applied these amendments in 2022 and disclosed this fact in its consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature-dependent Electricity, were issued by the IASB in December 2024, to help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements. Nature-dependent electricity contracts help companies to secure their electricity supply from sources such as wind and solar power. The amount of electricity generated under these contracts can vary based on uncontrollable factors such as weather conditions. Current accounting requirements may not adequately capture how these contracts affect a company’s performance. These amendments are required to be applied for annual reporting periods beginning on or after 1 January 2026. Companies can apply the amendments earlier.

3.	TelevisaUnivision Transaction, Spun-off Businesses, and Acquisition of Non-controlling Interest in Sky

TelevisaUnivision Transaction

On April 13, 2021, the Company and Univision Holdings, Inc. (“UHI”) announced a transaction agreement (the “Transaction Agreement”) in which the Group’s content and media assets would be combined with Univision Holdings II, Inc. (“UH II,” the successor company of UHI), and the Group would continue to participate in UH II, with an equity stake of approximately 45% following the closing of the transaction. The Group would also retain ownership of its Cable, Sky and Other Businesses segments, as well as the main real estate associated with the production facilities, the broadcasting concessions and transmission infrastructure in Mexico. The Group would contribute to UH II the net assets specified in the Transaction Agreement, including, subject to certain exceptions, its Content business, for a total value of U.S.$4,500 million, comprised of U.S.$3,000 million in cash, U.S.$750 million in common stock of UH II and U.S.$750 million in preferred stock of UH II, with an annual dividend of 5.5%. In connection with this transaction, UH II would receive all assets, intellectual property and library related to the News division of the Group’s Content business but would outsource production of news content for Mexico to a company owned by the Azcárraga family. The combination was approved by each of the Board of Directors of the Company, the Board of Directors of UHI, and the Stockholders of the Company in the first half of 2021. The transaction was subject to customary closing conditions, including receipt of regulatory approvals primarily in the United States and Mexico, among others. On September 14, 2021, the IFT announced its approval of this transaction. On January 24, 2022, the Company and UH II announced that all required regulatory approvals for the transaction had been received. On January 31, 2022, the Group, TelevisaUnivision (formerly known as UH II) and other parties closed the TelevisaUnivision Transaction, and the Group recognized an income from disposition of discontinued operations in the aggregate amount of Ps.93,066,741 in its consolidated statement of income or loss for the year ended December 31, 2022, comprising a consideration in cash received from TelevisaUnivision in the aggregate amount of U.S.$2,971.3 million (Ps.61,214,741), a consideration in common and preferred stock of TelevisaUnivision, in the aggregate amount of U.S.$1,500.0 million (Ps.30,912,000), and a cash consideration received from Tritón Comunicaciones, S.A. de C.V. (“Tritón”) a company owned by the Azcárraga family, in the amount of Ps.940,000, related to the rights for the production of news content for Mexico. Also, in connection with the TelevisaUnivision Transaction, the Group (i) began to present and disclose the results of operations of its disposed businesses as discontinued operations in its consolidated statements of income or loss for any comparative prior period and for the month ended January 31, 2022; (ii) recognized a net gain (loss) on disposition of discontinued operations of Ps.56,065,530 and Ps.(1,943,647), for the years ended December 31, 2022 and 2021, respectively; and (iii) recognized as deferred revenue a prepayment made by TelevisaUnivision in the aggregate amount of U.S.$276.2 million (Ps.5,729,377), for the use of concession rights owned by the Group, which was classified as current and non-current liabilities in the Group’s consolidated statement of financial position (see Notes 2, 10, 20, 26 and 28).

Spun-off Businesses

On October 27, 2022, the Board of Directors of the Company approved a proposal to separate from the Group through a spin-off of certain businesses that were part of its former Other Businesses segment (the “Spin-off”), including its fútbol operations, the Azteca Stadium, the gaming operations, and publishing and distribution of magazines, as well as certain related assets and liabilities (“Spun-off Businesses”), which was approved by the Company’s stockholders on April 26, 2023. This proposal was carried out through the Spin-off on January 31, 2024, by creating a new controlling entity of the Spun-off Businesses, Ollamani, S.A.B. (“Ollamani”), which at the time of the Spin-off had the same shareholding structure as the Company. The Group and Ollamani obtained all required corporate and regulatory authorizations for the Spin-off, and the shares of Ollamani began trading separately from the Company on the Mexican Stock Exchange on February 20, 2024, in the form of CPOs, under the ticker symbol “AGUILAS CPO”. Beginning in the first quarter of 2024, the Group began presenting the results of operations of the Spun-off Businesses as discontinued operations in its consolidated statements of income for the period of one month ended January 31, 2024, and for any comparative periods presented (see Notes 17, 26 and 28).

The carrying amount of consolidated net assets of the Group’s Spun-off Businesses as of December 31, 2023, represented 4.5% of the Group’s consolidated equity as of that date. The segment revenues and segment income of the Group’s Spun-off Businesses for the year ended December 31, 2023, represented 8.3% and 4.7%, respectively, of the Group’s total segment revenues and total segment income, respectively, for that year.

Acquisition of Non-controlling Interest in Sky

In April 2024, the Group reached an agreement with AT&T Inc. (“AT&T”) for the acquisition of its non-controlling interest in the Group’s Sky segment, to become owner of 100% of the equity stock of Sky. In June 2024, the Group received approval from the IFT for this transaction and acquired the 41.3% interest in Sky previously held by AT&T. As part of this agreement, the transaction price will be paid by the Group in 2027 and 2028 (see Notes 2 (b), and 19).

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

Management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, entities in the Group use forward contracts. In compliance with the procedures and controls established by the Risk Management Committee, in 2024 and 2023, the Group entered into certain derivative transactions with certain financial institutions in order to manage its exposure to market risks resulting from changes in interest rates and foreign currency exchange rates. The objective in managing foreign currency fluctuations is to reduce earnings and cash flow volatility.

Foreign Currency Position

The foreign currency position of monetary items of the Group at December 31, 2024, was as follows:

	Foreign
	Currency
	Amounts	Year-End
	(Thousands)	Exchange Rate		Mexican Pesos
Assets:
U.S. dollars	1,318,668	Ps.	20.8691	Ps.	27,519,414
Euros	32,919		21.6510		712,729
Swiss francs	219		23.0485		5,048
Other currencies	—		—		15

Liabilities:
U.S. dollars (1)	3,942,186	Ps.	20.8691	Ps.	82,269,874
Euros	3,626		21.6510		78,507
Swiss francs	41		23.0485		945
Other currencies	—		—		80

The foreign currency position of monetary items of the Group at December 31, 2023, was as follows:

	Foreign
	Currency
	Amounts	Year-End
	(Thousands)	Exchange Rate		Mexican Pesos
Assets:
U.S. dollars	1,367,231	Ps.	16.9325	Ps.	23,150,639
Euros	31,976		18.7219		598,651
Swiss francs	1,891		20.1657		38,133
Other currencies	—		—		3,383

Liabilities:
U.S. dollars (1)	3,996,913	Ps.	16.9325	Ps.	67,677,729
Euros	18,087		18.7219		338,623
Swiss francs	142		20.1657		2,864
Other currencies	—		—		854

(1)	As of December 31, 2024 and 2023, monetary liabilities include U.S.$2,108.7 million (Ps.44,005,755) and U.S.$2,539.5 million (Ps.43,000,795), respectively, related to long-term debt designated as a hedging instrument of the Group’s investments in TelevisaUnivision and Open-Ended Fund (see Note 14).

As of March 28, 2025, the exchange rate was Ps.20.4089 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Citi México, S.A.

The Group is subject to the risk of foreign currency exchange rate fluctuations, resulting primarily from the net monetary position in U.S. dollars and U.S. dollar equivalent amounts of the Group’s Mexican operations, as follows (in millions of U.S. dollars):

	December 31,
	2024		2023
U.S. dollar-denominated and U.S. dollar-equivalent monetary assets, primarily cash and cash equivalents, and non-current investments in financial instruments (1)	U.S.$	1,352.0	U.S.$	1,398.5
U.S. dollar-denominated and U.S. dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, lease liabilities, and other liabilities (2) (3)		(3,942.2)		(4,010.2)
Net liability position	U.S.$	(2,590.2)	U.S.$	(2,611.7)

(1)	As of December 31, 2024 and 2023, this line includes U.S. dollar equivalent amounts of U.S.$33.4 million and U.S.$36.0 million, respectively, related to other foreign currencies, primarily Euros.
(2)	As of December 31, 2024 and 2023, this line includes U.S. dollar equivalent amounts of U.S.$0.1 million and U.S.$20.1 million, respectively, related to other foreign currencies, primarily Euros.
(3)	As of December 31, 2024 and 2023, monetary liabilities include U.S.$2,108.7 million (Ps.44,005,755) and U.S.$2,539.5 million (Ps.43,000,795), respectively, related to long-term debt designated as a hedging instrument of the Group’s investments in TelevisaUnivision and the investment in Open-Ended Fund (see Note 14).

At December 31, 2024, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.1,004,917 in the consolidated statement of income. At December 31, 2023, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.122,159 in the consolidated statement of income.

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

The Group’s interest rate risk arises from long-term debt. Debt issued at variable rates expose the Group to cash flow interest rate risk, which is partially offset by cash and cash equivalents held at variable rates. Debt issued at fixed rates expose the Group to fair value interest rate risk. During recent years, the Group has maintained most of its debt in fixed rate instruments (see Note 14).

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

Sensitivity and Fair Value Analysis

The sensitivity analyses that follow are intended to present the hypothetical changes in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices and the effect that they would have had on the Group’s financial instruments at December 31, 2024 and 2023. These analyses address market risk only and do not take into consideration other risks that the Group faces in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect management’s view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, the Group has made assumptions of a hypothetical change in fair value of 10% for expected near-term future changes in the United States interest rates, Mexican interest rates, inflation rates and Mexican peso to U.S. dollar exchange rate. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that the Group will incur.

								Difference between
								Fair Value and
								Carrying Amount
								Assuming a
					Difference between			Hypothetical
					Fair Value and			10% Increase in
December 31, 2024	Carrying Amount		Fair Value		Carrying Amount			Fair Value
Assets:
Long-term loan and interest receivable from GTAC	Ps.	1,024,371	Ps.	1,031,497	Ps.	7,126	Ps.	110,276
Open-Ended Fund		784,769		784,769		—		78,477
Publicly traded equity instruments		1,709,942		1,709,942		—		170,994
Derivative financial instruments (1)		2,001,051		2,001,051		—		200,105

Liabilities(2) (3):
U.S. dollar-denominated debt:
Senior Notes due 2025		4,579,474		4,577,917		(1,557)		456,235
Senior Notes due 2026		4,328,669		4,254,172		(74,497)		350,920
Senior Notes due 2032		6,260,730		6,838,345		577,615		1,261,450
Senior Notes due 2040		12,521,460		11,389,770		(1,131,690)		7,287
Senior Notes due 2045		16,499,319		11,969,101		(4,530,218)		(3,333,308)
Senior Notes due 2046		18,355,876		15,480,061		(2,875,815)		(1,327,809)
Senior Notes due 2049		13,792,972		10,280,454		(3,512,518)		(2,484,473)
Peso-denominated debt:
Notes due 2027		4,500,000		4,252,725		(247,275)		177,998
Senior Notes due 2037		4,500,000		3,186,405		(1,313,595)		(994,955)
Senior Notes due 2043		6,225,690		3,608,472		(2,617,218)		(2,256,371)
Long-term loans payable to Mexican banks		12,650,000		12,777,242		127,242		1,404,966
Lease liabilities		5,386,639		5,454,171		67,532		612,949

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

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. Group treasury invests surplus cash in interest bearing current accounts, time deposits, money market deposits and marketable securities, choosing investments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts. At December 31, 2024 and 2023, the Group held cash and cash equivalents of Ps.46,193,173 and Ps.32,586,352, respectively (see Note 6).

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

	Less Than 12 Months		12-36 Months		36-60 Months		Maturities
	January 1, 2025 to		January 1, 2026 to		January 1, 2028 to		Subsequent to
	December 31, 2025		December 31, 2027		December 31, 2029		December 31, 2029		Total
At December 31, 2024
Debt (1)	Ps.	4,579,474	Ps.	11,478,669	Ps.	10,000,000	Ps.	78,156,047	Ps.	104,214,190
Lease liabilities		1,242,957		2,387,918		865,556		890,208		5,386,639
Trade and other liabilities		18,410,499		84,453		32,503		4,146,195		22,673,650
Interest on debt (2)		5,428,409		12,561,501		10,787,915		58,559,426		87,337,251
Interest on lease liabilities		462,912		618,152		378,067		252,519		1,711,650

	Less Than 12 Months		12-36 Months		36-60 Months		Maturities
	January 1, 2024 to		January 1, 2025 to		January 1, 2027 to		Subsequent to
	December 31, 2024		December 31, 2026		December 31, 2028		December 31, 2028		Total
At December 31, 2023
Debt (1)	Ps.	10,000,000	Ps.	9,877,773	Ps.	4,500,000	Ps.	65,436,460	Ps.	89,814,233
Lease liabilities		1,280,932		2,551,747		1,660,370		1,798,501		7,291,550
Trade and other liabilities		20,436,012		—		—		2,604,527		23,040,539
Interest on debt (2)		4,116,602		9,358,169		7,967,272		51,916,580		73,358,623
Interest on lease liabilities		598,223		942,270		607,096		630,669		2,778,258

(1)	The amounts of debt are disclosed on a principal amount basis (see Note 14).
(2)	Interest to be paid in future years on outstanding debt as of December 31, 2024 and 2023, based on contractual interest rates and exchange rates as of that date.

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

During 2024, the Group recorded impairment adjustments for goodwill and intangible assets with indefinite and finite useful lives in the Group´s Sky and Cable segments (see Notes 11, 12, 13 and 22). See Note 2 (b) and (l), for disclosure regarding concession intangible assets.

(b)   Long-lived Assets

The Group presents certain long-lived assets other than goodwill and indefinite-lived intangible assets in its consolidated statement of financial position. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Recoverability is analyzed based on projected cash flows. Estimates of future cash flows involve considerable judgment on the part of management. These estimates are based on historical data, future revenue growth, market conditions, management plans, and assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions were modified because of changes in economic or legal circumstances, the Group could recognize a write-off or write-down or accelerate the amortization schedule related to the carrying amount of these assets. The Group recorded an impairment loss for the year ended December 31, 2024 (see Notes 2 (m), 13 and 22).

(c)   Deferred Income Tax Assets

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

6.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2024 and 2023, consisted of:

	2024		2023
Cash and bank accounts	Ps.	3,905,893	Ps.	2,316,842
Short-term investments (1)		42,287,280		30,269,510
Total cash and cash equivalents	Ps.	46,193,173	Ps.	32,586,352

(1) Highly liquid investments with an original maturity of three months or less at the date of acquisition.

7.	Trade Accounts Receivable, Net

Current trade accounts receivable, net as of December 31, 2024 and 2023, consisted of:

	2024		2023
Trade accounts receivable	Ps.	7,854,322	Ps.	9,905,609
Allowance for expected credit losses		(1,678,503)		(1,774,151)
	Ps.	6,175,819	Ps.	8,131,458

Non-current trade receivables as of December 31, 2024 and 2023, amounted to Ps.484,506 and Ps.428,701, respectively, and consisted of non-current trade accounts receivable in our Cable Segment.

As of December 31, 2024 and 2023, the aging analysis of the current trade accounts receivable that were past due was as follows:

	2024		2023
1 to 90 days	Ps.	1,615,364	Ps.	1,748,442
91 to 180 days		805,530		1,062,010
More than 180 days		1,608,244		1,593,684

As of December 31, 2024 and 2023, the carrying amounts of the Group’s trade accounts receivable denominated in currencies other than the Mexican peso were as follows:

	2024		2023
U.S. dollar	Ps.	437,959	Ps.	330,912
Other currencies		—		660
	Ps.	437,959	Ps.	331,572

Changes in the allowance for expected credit losses of trade accounts receivable were as follows:

	2024		2023
At January 1	Ps.	(1,774,151)	Ps.	(2,032,034)
Expected credit losses		(1,294,362)		(1,063,651)
Write-off of receivables		1,313,016		1,321,534
Spun-off Businesses		76,994		—
At December 31	Ps.	(1,678,503)	Ps.	(1,774,151)

The maximum exposure to credit risk of the trade accounts receivable as of December 31, 2024 and 2023, was the carrying amount of each class of receivables (see Note 4).

8.	Transmission Rights

At December 31, 2024 and 2023, transmission rights and programming consisted of:

	2024		2023
Transmission rights	Ps.	1,024,985	Ps.	2,366,784
Non-current portion of:
Transmission rights		74,234		641,154
Current portion of transmission rights	Ps.	950,751	Ps.	1,725,630

Transmission rights charged to consolidated cost of revenues for the years ended December 31, 2024, 2023 and 2022, amounted to Ps.865,507, Ps.1,372,309 and Ps.1,285,592, respectively (see Note 21).

9.	Investments in Financial Instruments

At December 31, 2024 and 2023, the Group had the following investments in financial instruments:

	2024		2023
Equity instruments measured at FVOCIL:
Open-Ended Fund (1)	Ps.	784,769	Ps.	674,451
Publicly traded equity instruments (2)		1,709,942		1,912,150
	Ps.	2,494,711	Ps.	2,586,601

(1)	The Group has an investment in an Open-Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets, all of which are measured at fair value, and subtracting all of the fund liabilities and dividing the result by the total number of issued shares.
(2)	The fair value of publicly traded equity instruments is determined by using quoted market prices at the measurement date.

A roll forward of investments in financial assets at FVOCIL for the years ended December 31, 2024 and 2023 is presented as follows:

			Publicly Traded
	Open-Ended		Equity
	Fund (1)		Instruments		Total
At January 1, 2024	Ps.	674,451	Ps.	1,912,150	Ps.	2,586,601
Change in fair value in other comprehensive income (loss)		110,318		(202,208)		(91,890)
At December 31, 2024	Ps.	784,769	Ps.	1,709,942	Ps.	2,494,711

			Publicly Traded
	Open-Ended		Equity
	Fund (1)		Instruments		Total
At January 1, 2023	Ps.	773,209	Ps.	2,611,053	Ps.	3,384,262
Change in fair value in other comprehensive loss		(98,758)		(698,903)		(797,661)
At December 31, 2023	Ps.	674,451	Ps.	1,912,150	Ps.	2,586,601

(1)	The foreign exchange gain or loss derived from the investment in the Open-Ended Fund for the years ended December 31, 2024 and 2023, respectively, was hedged by a foreign exchange loss or gain derived from Senior Notes of the Company designated as hedging instruments for the years ended December 31, 2024 and 2023, respectively, in the amount of Ps.176,416 and Ps.98,017, respectively (see Notes 14 and 23).

The maximum exposure to credit risk of investments in financial instruments as of December 31, 2024 and 2023, was the carrying amounts of the financial assets (see Note 4).

10.	Investments in Associates and Joint Ventures

At December 31, 2024 and 2023, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of
	December 31,
	2024	2023	2024		2023
Associates:
TelevisaUnivision and subsidiaries	43.0%	43.7%	Ps.	43,220,986	Ps.	42,326,344
Other				63,658		50,277
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. and subsidiaries (collectively “GTAC”) (1)	33.3%	33.3%		952,721		844,728
Periódico Digital Sendero, S.A.P.I. de C.V. and subsidiary (collectively, “PDS”) (2)	50.0%	50.0%		199,332		206,289
			Ps.	44,436,697	Ps.	43,427,638

(1)	GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. and a subsidiary of Megacable, S.A. de C.V. have an equal equity participation of 33.3%. A subsidiary of the Company entered into long-term loans to provide financing to GTAC for an aggregate principal amount of Ps.1,527,898, with an annual interest of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these long-term loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2025 and 2034. During the years ended December 31, 2024 and 2023, GTAC paid principal and interest to the Group in connection with these long-term loans in the aggregate principal amount of Ps.183,031 and Ps.178,914, respectively. The net investment in GTAC as of December 31, 2024 and 2023, included amounts receivable in connection with these long-term loans to GTAC in the aggregate amount of Ps.1,024,371 and Ps.948,549, respectively. These amounts receivable are in substance a part of the Group’s net investment in this investee (see Note 15).
(2)	The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. As of December 31, 2024 and 2023, the Group’s investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837.

TelevisaUnivision

The Group accounts for its investment in common stock of TelevisaUnivision, the parent company of Univision Communications Inc. (“Univision”), under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS Accounting Standards, over TelevisaUnivision operations. The Group has the ability to exercise significant influence over the operating and financial policies of TelevisaUnivision because (i) it owned 9,290,999 Class A Common Stock shares and 750,000 Series B Preferred Stock shares of TelevisaUnivision as of December 31, 2024 and 2023, representing 43.0% and 43.7% of the outstanding common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision), respectively, and 44.0% and 44.4% of the outstanding voting common shares of TelevisaUnivision, respectively; and (ii) it has designated three members of the Board of Directors of TelevisaUnivision, one of which serves as the Chairman. The Chairman does not presently have a tie-breaking vote or other similar power in connection with any decisions of the Board. The governing documents of TelevisaUnivision provide for an 11-member Board of Directors; however, the Board of Directors currently consists of nine members, and the Group has the right to appoint two additional members.

The Series B Preferred Stock shares of TelevisaUnivision, with an annual preferred dividend of 5.5% payable on a quarterly basis, are entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of TelevisaUnivision. The investment in Series B Preferred Stock shares of TelevisaUnivision has been classified by the Group as investments in associates and joint ventures because this investment has in substance potential voting rights and gives access to the returns associated with an ownership in TelevisaUnivision. In connection with this investment, the Group received from TelevisaUnivision a preferred dividend in cash in the aggregate amount of U.S.$41.3 million (Ps.777,838), U.S.$41.3 million (Ps.716,905) and U.S.$37.8 million (Ps.752,556) for the years ended December 31, 2024, 2023 and 2022, respectively, which was accounted for in share of income or loss of associates in the Group’s consolidated statement of income or loss for those years.

In conjunction with the TelevisaUnivision Transaction, and other observable indications that the value of the Group’s net investment in TelevisaUnivision increased significantly during 2022 (including internal valuations of the recoverable amount of TelevisaUnivision), the Group recognized the reversal of a remaining impairment loss related to its net investment in shares of TelevisaUnivison, in the amount of U.S.$29.5 million (Ps.593,838) in share of income or loss of associates and joint ventures in the Group’s consolidated statement of income or loss for the year ended December 31, 2022.

The Group recognized a share in loss of TelevisaUnivision for the years ended December 31, 2024, 2023 and 2022, primarily in connection with impairment adjustments for goodwill and indefinite-lived intangible assets recognized by TelevisaUnivision in the fourth quarter of 2024, 2023 and 2022 (see Notes 2 (a), 3, 20, 23 and 28).

The Group recognized a dilution loss in its investment in capital stock of TelevisaUnivision for the years ended December 31, 2024 and 2023, resulting from a decrease in its share in TelevisaUnivision from 43.7% to 43.0%, and from 44.4% to 43.7%, respectively, on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision).

A roll forward of investments in associates and joint ventures for the years ended December 31, 2024 and 2023, is presented as follows:

	2024		2023
At January 1	Ps.	43,427,638	Ps.	50,450,949
Share of loss of associates and joint ventures, net		(960,415)		(4,803,533)
Share of other comprehensive income of associates		(7,061,676)		4,278,531
Long-term loans granted to GTAC, net		128,881		155,062
Foreign currency translation adjustments		8,946,557		(6,585,695)
GTAC payments of principal and interest		(183,031)		(178,914)
Dividends from PDS		(10,000)		(8,000)
Investment in other associate		18,770		—
Other		129,973		119,238
At December 31	Ps.	44,436,697	Ps.	43,427,638

IFRS Summarized Financial Information of TelevisaUnivision

IFRS summarized financial information of TelevisaUnivision as of December 31, 2024 and 2023, respectively (amounts in thousands of U.S. dollars):

	2024		2023
Current assets (include cash and cash equivalents for U.S.$329,800 and U.S.$220,900, respectively)	U.S.$	2,616,600	U.S.$	2,751,600
Non-current assets		13,160,000		15,426,900
Total assets		15,776,600		18,178,500
Current liabilities (include financial liabilities for U.S.$53,100 and U.S.$46,200, respectively)		1,450,900		1,780,400
Non-current liabilities (include financial liabilities for U.S.$308,100 and U.S.$479,900, respectively)		12,100,700		13,229,000
Total liabilities		13,551,600		15,009,400
Total net assets	U.S.$	2,225,000	U.S.$	3,169,100

The table below reconciles the summarized financial information of TelevisaUnivision to the carrying amount of the Group’s interest TelevisaUnivision as of December 31, 2024 and 2023, respectively (amounts in thousands of U.S. dollars):

	2024		2023
Ownership as of December 31		43.0%		43.7%
Group’s share of net assets	U.S.$	955,705	U.S.$	1,384,364
Group’s share of net assets	Ps.	19,944,707	Ps.	23,440,738
Goodwill and other indefinite-lived intangible assets		7,624,454		6,186,231
Group’s investment in preferred shares		15,651,825		12,699,375
Carrying amount of the Group´s interest in TelevisaUnivision	Ps.	43,220,986	Ps.	42,326,344

IFRS summarized financial information of TelevisaUnivision for the years ended December 31, 2024, 2023 and 2022 (amounts in thousands of U.S. dollars):

	2024		2023		2022
Revenue	U.S.$	5,055,500	U.S.$	4,928,000	U.S.$	4,609,600
Depreciation and amortization		551,600		570,700		524,300
Finance income		212,200		100,300		11,400
Finance expense		791,600		752,400		652,600
Loss from continuing operations		(62,500)		(513,000)		(1,203,200)
Income tax expense		(31,400)		(129,200)		(232,400)
Net loss		(93,900)		(642,200)		(1,435,600)
Other comprehensive (loss) income		(883,900)		535,400		471,113
Total comprehensive loss		(977,800)		(106,800)		(964,487)
Preferred dividends received from TelevisaUnivision		41,250		41,250		37,812

The table below reconciles the summarized financial information of TelevisaUnivision to the carrying amount of the Group´s interest in TelevisaUnivision for the years ended December 31, 2024, 2023 and 2022 (amounts in thousands of U.S. dollars):

	2024		2023		2022
Net loss	U.S.$	(40,333)	U.S.$	(280,533)	U.S.$	(637,955)
Other comprehensive (loss) income		(379,662)		233,880		209,354

Net loss	Ps.	(838,874)	Ps.	(4,940,904)	Ps.	(12,555,817)
Other comprehensive (loss) income		(7,061,645)		4,278,446		4,245,660
Purchase price allocation and other adjustments:
Net (loss) income adjustments		(151,397)		128,148		3,790,887
Group’s interest in TelevisaUnivision:
Net loss		(990,271)		(4,812,756)		(8,764,930)
Other comprehensive (loss) income		(7,061,645)		4,278,446		4,245,660
Reversal of impairment		—		—		593,838

Combined condensed balance sheet information related to the Group’s share in associates other than TelevisaUnivision as of December 31, 2024 and 2023, including adjustments made by the Group when using the equity method, such as fair value adjustments made at the time of acquisition, is set forth below:

	2024		2023
Current assets	Ps.	17,847	Ps.	17,809
Non-current assets		43,983		47,657
Total assets		61,830		65,466
Current liabilities		13,849		12,487
Non-current liabilities		26,095		25,704
Total liabilities		39,944		38,191
Net assets	Ps.	21,886	Ps.	27,275
Goodwill, purchase price allocation and other adjustments		41,772		23,002
Carrying amount of the Group’s interest in associates	Ps.	63,658	Ps.	50,277

Combined condensed balance sheet information related to the Group’s share in joint ventures as of December 31, 2024 and 2023, including adjustments made by the Group when using the equity method, such as fair value adjustments made at the time of acquisition, is set forth below:

	2024		2023
Current assets	Ps.	175,520	Ps.	178,846
Non-current assets		1,065,472		937,841
Total assets		1,240,992		1,116,687
Current liabilities		56,799		96,005
Non-current liabilities		1,170,348		1,032,051
Total liabilities		1,227,147		1,128,056
Net assets (liabilities)	Ps.	13,845	Ps.	(11,369)
Goodwill, purchase price allocation and other adjustments		113,837		113,837
Long-term loans granted to GTAC, net		1,024,371		948,549
Carrying amount of the Group´s interest in joint ventures	Ps.	1,152,053	Ps.	1,051,017

The Group recognized its share of comprehensive income (loss) of associates and joint ventures other than TelevisaUnivision for the years ended December 31, 2024, 2023 and 2022, as follows:

	2024		2023		2022
Share of income of associates and joint ventures, net	Ps.	29,856	Ps.	9,223	Ps.	40,287
Share of other comprehensive income of associates and joint ventures:
Other items of comprehensive (loss) income, net		(31)		85		(114)
		(31)		85		(114)
Share of comprehensive income of associates and joint ventures	Ps.	29,825	Ps.	9,308	Ps.	40,173

11.	Property, Plant and Equipment, Net, and Investment Property, Net

Property, Plant and Equipment, Net

Changes in the carrying amounts of property, plant and equipment for the years ended December 31, 2024 and 2023, are as follows:

			Network and												Construction
	Buildings		Technical		Satellite		Furniture		Transportation		Computer		Leasehold		and Projects
	and Land		Equipment		Transponders		and Fixtures		Equipment		Equipment		Improvements		in Progress (1)		Total
Cost:
January 1, 2023	Ps.	11,459,587	Ps.	186,550,056	Ps.	6,026,094	Ps.	1,214,427	Ps.	3,026,747	Ps.	9,241,759	Ps.	3,549,060	Ps.	11,570,777	Ps.	232,638,507
Additions		1,247		11,569,757		—		11,260		50,953		232,867		27,842		2,814,090		14,708,016
Dismantling cost		—		5,536		—		—		—		—		—		—		5,536
Retirements and reclassifications to other accounts		(224,357)		(4,592,708)		—		(1,724)		(130,966)		(14,512)		(25,292)		828,399		(4,161,160)
Transfers from intangibles assets, net		—		—		—		—		—		—		—		(602,197)		(602,197)
Transfers investment property		(268)		—		—		—		—		—		—		—		(268)
Transfers and reclassifications		378,264		4,682,990		—		38,053		18,735		223,467		323,662		(5,665,171)		—
Effect of translation		4,974		(421,510)		—		(124)		(1,642)		(1,515)		(617)		4,594		(415,840)
December 31, 2023		11,619,447		197,794,121		6,026,094		1,261,892		2,963,827		9,682,066		3,874,655		8,950,492		242,172,594
Additions		20,922		5,013,043		—		8,206		22,488		32,133		43,381		3,957,224		9,097,397
Dismantling cost		—		12,122		—		—		—		—		—		—		12,122
Retirements and reclassifications to other accounts		(5,535,721)		(9,541,826)		—		(122,101)		(1,242,130)		(2,951,681)		(1,347,560)		1,194,187		(19,546,832)
Transfers from intangibles assets, net		—		—		—		—		—		—		—		(770,090)		(770,090)
Transfers investment property		—		—		—		—		—		—		—		—		—
Transfers and reclassifications		21,292		5,907,840		—		25,154		4,894		75,477		106,827		(6,141,484)		—
Effect of translation		—		946,672		—		494		3,818		2,978		1,274		1,150		956,386
December 31, 2024	Ps.	6,125,940	Ps.	200,131,972	Ps.	6,026,094	Ps.	1,173,645	Ps.	1,752,897	Ps.	6,840,973	Ps.	2,678,577	Ps.	7,191,479	Ps.	231,921,577

Accumulated depreciation:
January 1, 2023	Ps.	(4,506,426)	Ps.	(128,026,045)	Ps.	(4,535,897)	Ps.	(800,016)	Ps.	(1,969,282)	Ps.	(7,676,900)	Ps.	(2,887,542)	Ps.	—	Ps.	(150,402,108)
Depreciation of the year		(357,525)		(16,085,521)		(282,414)		(84,874)		(199,009)		(405,514)		(219,376)		—		(17,634,233)
Retirements		291,328		3,041,980		—		1,462		78,311		5,385		3,708		—		3,422,174
Transfers investment property		(83,260)		—		—		—		—		—		—		—		(83,260)
Effect of translation		(543)		371,712		—		96		361		1,588		195		—		373,409
December 31, 2023		(4,656,426)		(140,697,874)		(4,818,311)		(883,332)		(2,089,619)		(8,075,441)		(3,103,015)		—		(164,324,018)
Depreciation of the year		(119,869)		(15,299,488)		(282,414)		(69,291)		(120,510)		(184,693)		(182,509)		—		(16,258,774)
Impairment		—		—		(20,044)		—		—		—		—		—		(20,044)
Retirements		2,162,396		7,387,294		—		95,404		664,112		1,949,903		1,062,713		—		13,321,822
Transfers investment property		(83,645)		—		—		—		—		—		—		—		(83,645)
Effect of translation		—		(887,584)		—		(148)		(1,728)		(2,623)		(574)		—		(892,657)
December 31, 2024	Ps.	(2,697,544)	Ps.	(149,497,652)	Ps.	(5,120,769)	Ps.	(857,367)	Ps.	(1,547,745)	Ps.	(6,312,854)	Ps.	(2,223,385)	Ps.	—	Ps.	(168,257,316)

Carrying amount:
January 1, 2023	Ps.	6,953,161	Ps.	58,524,011	Ps.	1,490,197	Ps.	414,411	Ps.	1,057,465	Ps.	1,564,859	Ps.	661,518	Ps.	11,570,777	Ps.	82,236,399
December 31, 2023	Ps.	6,963,021	Ps.	57,096,247	Ps.	1,207,783	Ps.	378,560	Ps.	874,208	Ps.	1,606,625	Ps.	771,640	Ps.	8,950,492	Ps.	77,848,576
December 31, 2024	Ps.	3,428,396	Ps.	50,634,320	Ps.	905,325	Ps.	316,278	Ps.	205,152	Ps.	528,119	Ps.	455,192	Ps.	7,191,479	Ps.	63,664,261

(1)	Retirements and reclassifications to other accounts include: (i) set-up box refurbishment projects that are subsequently reclassified to inventory in order to be assigned or sold to a customer; and (ii) projects in progress related to certain costs that are reclassified to programming when a specific program benefits from those costs.

Depreciation charges are presented in Note 21. Depreciation charged to income for the years ended December 31, 2024 and 2023, was Ps.16,258,774 and Ps.17,634,233, respectively, which included Ps.21,340 and Ps.239,743, corresponding to the depreciation of discontinued operations, for the years ended December 31, 2024 and 2023.

Derived from the annual impairment test of intangible assets with indefinite useful lives at the Sky CGU, in the fourth quarter of 2024 the Group recognized an impairment loss in satellite transponders in the aggregate amount of Ps.20,044 (see Note 22).

Property, plant and equipment include the following carrying amounts of technical equipment leased to subscribers in the Cable and Sky segments as of December 31, 2024 and 2023:

	2024		2023
Subscriber leased set-top equipment	Ps.	60,963,692	Ps.	60,104,574
Accumulated depreciation		(43,883,230)		(39,556,789)
	Ps.	17,080,462	Ps.	20,547,785

Property, plant and equipment include the following carrying amounts of dismantling costs (technical equipment) related to incurred obligations in the Cable segment as of December 31, 2024 and 2023:

	2024		2023
Dismantling costs	Ps.	1,154,446	Ps.	1,138,606
Accumulated depreciation		(726,813)		(624,549)
	Ps.	427,633	Ps.	514,057

Investment Property, Net

Beginning in the first quarter of 2022, in connection with the TelevisaUnivision Transaction, the Group leases some buildings and land to TelevisaUnivision under operating lease agreements. These operating lease agreements contain initial non-cancellable periods between 7 and 19 years. Subsequent renewals are negotiated with the lessee and average renewal periods are of five years. The leased buildings and land are in Mexico City and include the Group’s San Angel, Chapultepec facilities and part of the Company’s headquarters. These properties are classified as investment properties in accordance with IFRS Accounting Standards given that such properties are held by the Group primarily to earn rentals rather than for use in the production or supply of goods or services or for administrative purposes, or sale in the ordinary course of business (see Note 3).

Changes in the carrying amount of investment property for the years ended December 31, 2024 and 2023, are as follows:

	Buildings and Land
Cost:
January 1, 2023	Ps.	3,867,406
Additions		—
Retirements		—
December 31, 2023		3,867,406
Transfers investment property		—
December 31, 2024	Ps.	3,867,406

Accumulated depreciation:
January 1, 2023	Ps.	(993,973)
Depreciation of the period		(83,260)
December 31, 2023		(1,077,233)
Depreciation of the period		(83,645)
December 31, 2024	Ps.	(1,160,878)

Carrying amount:
December 31, 2023	Ps.	2,790,173
December 31, 2024	Ps.	2,706,528

Depreciation charges are presented in Note 21.

As of December 31, 2024 and 2023, the fair value of the Group’s investment property amounted to Ps.11,264,339 and Ps.9,622,031, respectively, as measured by an independent appraiser who holds a recognized and relevant professional qualification and experience in the investment property being valued.

Net lease income from investment property, net of direct operating expenses amounted to Ps.360,813,Ps.325,205 and Ps.311,343, for the years ended December 31, 2024, 2023 and 2022, respectively, and was accounted for as a reduction of the Group’s corporate expense included in administrative expenses (see Note 21).

A maturity analysis of undiscounted contractual lease payments to be received by the Group as of December 31, 2024 for buildings and land subject to operating leases is presented as follows (Thousands of U.S. dollars):

	Undiscounted
Year	Lease Payments
2025	U.S.$	22,604
2026		22,604
2027		22,604
2028		22,604
2029		21,042
Thereafter		278,900

12.	Right-of-use Assets, Net

Changes in the carrying amounts of right-of-use assets, net for the years ended December 31, 2024 and 2023, are as follows:

			Satellite		Technical		Computer
	Buildings		Transponders		Equipment		Equipment		Others		Total
Cost:
January 1, 2023	Ps.	5,939,460	Ps.	4,275,619	Ps.	2,098,782	Ps.	118,648	Ps.	531,005	Ps.	12,963,514
Additions		516,674		—		131,422		24,004		35,538		707,638
Retirements		(187,862)		—		(28)		(449)		(26,598)		(214,937)
Effect of translation		(2,545)		—		—		—		—		(2,545)
December 31, 2023		6,265,727		4,275,619		2,230,176		142,203		539,945		13,453,670
Additions		559,229		—		118,164		—		166,940		844,333
Retirements		(2,336,761)		—		—		(39,562)		(35,942)		(2,412,265)
Effect of translation		8,060		—		—		—		—		8,060
December 31, 2024	Ps.	4,496,255	Ps.	4,275,619	Ps.	2,348,340	Ps.	102,641	Ps.	670,943	Ps.	11,893,798

Accumulated depreciation:
January 1, 2023	Ps.	(1,812,859)	Ps.	(2,921,673)	Ps.	(1,255,968)	Ps.	(37,039)	Ps.	(265,677)	Ps.	(6,293,216)
Depreciation of the year		(635,535)		(285,041)		(145,592)		(45,663)		(92,258)		(1,204,089)
Retirements		94,191		—		28		27		33,939		128,185
Effect of translation		1,311		—		—		—		—		1,311
December 31, 2023		(2,352,892)		(3,206,714)		(1,401,532)		(82,675)		(323,996)		(7,367,809)
Depreciation of the year		(481,146)		(285,041)		(182,738)		(25,398)		(105,417)		(1,079,740)
Retirements and impairment adjustments		658,778		(783,864)		8,962		11,115		—		(105,009)
Effect of translation		(4,323)		—		—		—		—		(4,323)
December 31, 2024	Ps.	(2,179,583)	Ps.	(4,275,619)	Ps.	(1,575,308)	Ps.	(96,958)	Ps.	(429,413)	Ps.	(8,556,881)

Carrying amount:
January 1, 2023	Ps.	4,126,601	Ps.	1,353,946	Ps.	842,814	Ps.	81,609	Ps.	265,328	Ps.	6,670,298
December 31, 2023	Ps.	3,912,835	Ps.	1,068,905	Ps.	828,644	Ps.	59,528	Ps.	215,949	Ps.	6,085,861
December 31, 2024	Ps.	2,316,672	Ps.	—	Ps.	773,032	Ps.	5,683	Ps.	241,530	Ps.	3,336,917

Depreciation charges are presented in Note 21. Depreciation charged to income or loss in relation to the right-of-use assets for the years ended December 31, 2024 and 2023, was Ps.1,079,740 and Ps.1,204,089, respectively, which included Ps.10,168 and Ps.112,481, corresponding to the depreciation of discontinued operations, for the years ended December 31, 2024 and 2023, respectively.

Derived from the annual impairment test of intangible assets with indefinite useful lives at the Sky CGU, in the fourth quarter of 2024 the Group recognized an impairment loss in right of use assets of satellite transponders in the aggregate amount of Ps.783,864 (see Note 22).

13.	Intangible Assets, Net and Goodwill

As of December 31, 2024 and 2023, intangible assets and goodwill are summarized as follows:

	2024						2023
			Accumulated						Accumulated
	Cost		Amortization		Carrying Amount		Cost		Amortization		Carrying Amount
Intangible assets with indefinite useful lives and goodwill:
Trademarks	Ps.	32,828	Ps.	—	Ps.	32,828	Ps.	32,828	Ps.	—	Ps.	32,828
Concessions		15,070,025		—		15,070,025		15,166,067		—		15,166,067
Goodwill		13,454,998		—		13,454,998		13,904,998		—		13,904,998
		28,557,851		—		28,557,851		29,103,893		—		29,103,893
Intangible assets with finite useful lives:
Trademarks		2,245,835		(2,245,835)		—		2,236,012		(2,187,698)		48,314
Licenses and software		21,320,603		(16,716,480)		4,604,123		16,990,167		(12,594,645)		4,395,522
Subscriber lists		8,663,463		(8,468,156)		195,307		8,779,649		(8,177,490)		602,159
Payments for concessions		5,824,365		(863,002)		4,961,363		5,824,365		(575,335)		5,249,030
Other intangible assets		2,306,185		(1,697,740)		608,445		3,680,220		(2,689,296)		990,924
		40,360,451		(29,991,213)		10,369,238		37,510,413		(26,224,464)		11,285,949
	Ps.	68,918,302	Ps.	(29,991,213)	Ps.	38,927,089	Ps.	66,614,306	Ps.	(26,224,464)	Ps.	40,389,842

Changes in intangible assets with indefinite useful lives and goodwill for the years ended December 31, 2024 and 2023, were as follows:

	2024
	Trademarks		Concessions		Goodwill		Total
Cost:
Balance at January 1, 2024	Ps.	32,828	Ps.	15,166,067	Ps.	13,904,998	Ps.	29,103,893
Acquisitions		—		21,564		—		21,564
Retirements and impairment adjustments		—		(117,606)		(450,000)		(567,606)
Effect of translation		—		—		—		—
Balance at December 31, 2024	Ps.	32,828	Ps.	15,070,025	Ps.	13,454,998	Ps.	28,557,851

	2023
	Trademarks		Concessions		Goodwill		Total
Cost:
Balance at January 1, 2023	Ps.	32,828	Ps.	15,166,067	Ps.	13,904,998	Ps.	29,103,893
Retirements		—		—		—		—
Effect of translation		—		—		—		—
Balance at December 31, 2023	Ps.	32,828	Ps.	15,166,067	Ps.	13,904,998	Ps.	29,103,893

Changes in intangible assets with finite useful lives for the years ended December 31, 2024 and 2023, were as follows:

	2024
			Licenses						Other
			and		Subscriber		Payments for		Intangible
	Trademarks		Software		Lists		Concessions		Assets		Total
Cost:
Balance at January 1, 2024	Ps.	2,236,012	Ps.	16,990,167	Ps.	8,779,649	Ps.	5,824,365	Ps.	3,680,220	Ps.	37,510,413
Additions		9,823		1,266,988		—		—		80,479		1,357,290
Transfers from property, plant and equipment		—		770,090		—		—		—		770,090
Reclassifications from other accounts		—		2,435,700		—		—		356,674		2,792,374
Retirements and impairment adjustments		—		(204,742)		(134,846)		—		(1,814,206)		(2,153,794)
Effect of translation		—		62,400		18,660		—		3,018		84,078
Balance at December 31, 2024		2,245,835		21,320,603		8,663,463		5,824,365		2,306,185		40,360,451
Accumulated amortization:
Balance at January 1, 2024		(2,187,698)		(12,594,645)		(8,177,490)		(575,335)		(2,689,296)		(26,224,464)
Amortization of the year		(58,137)		(2,395,212)		(312,184)		(287,667)		(67,002)		(3,120,202)
Other amortization of the year (1)		—		—		—		—		(47,628)		(47,628)
Transfers and reclassifications		—		—		4,770		—		(4,770)		—
Reclassifications from other accounts		—		(1,242,761)		(79,806)		—		(83,289)		(1,405,856)
Retirements and impairment adjustments		—		(421,290)		115,214		—		1,196,395		890,319
Effect of translation		—		(62,572)		(18,660)		—		(2,150)		(83,382)
Balance at December 31, 2024		(2,245,835)		(16,716,480)		(8,468,156)		(863,002)		(1,697,740)		(29,991,213)
	Ps.	—	Ps.	4,604,123	Ps.	195,307	Ps.	4,961,363	Ps.	608,445	Ps.	10,369,238

	2023
			Licenses						Other
			and		Subscriber		Payments for		Intangible
	Trademarks		Software		Lists		Concessions		Assets		Total
Cost:
Balance at January 1, 2023	Ps.	2,227,096	Ps.	15,111,644	Ps.	8,791,701	Ps.	5,824,365	Ps.	6,252,593	Ps.	38,207,399
Additions		8,916		1,481,655		—		—		379,136		1,869,707
Transfers from property, plant and equipment		—		602,197		—		—		—		602,197
Retirements and impairment adjustments		—		(165,029)		—		—		(2,943,956)		(3,108,985)
Effect of translation		—		(40,300)		(12,052)		—		(7,553)		(59,905)
Balance at December 31, 2023		2,236,012		16,990,167		8,779,649		5,824,365		3,680,220		37,510,413
Accumulated amortization:
Balance at January 1, 2023		(2,115,570)		(10,952,399)		(7,874,480)		(287,668)		(4,957,588)		(26,187,705)
Amortization of the year		(72,128)		(1,820,411)		(315,062)		(287,667)		(52,302)		(2,547,570)
Other amortization of the year (1)		—		—		—		—		(422,065)		(422,065)
Retirements and impairment adjustments		—		139,190		—		—		2,740,671		2,879,861
Effect of translation		—		38,975		12,052		—		1,988		53,015
Balance at December 31, 2023		(2,187,698)		(12,594,645)		(8,177,490)		(575,335)		(2,689,296)		(26,224,464)
	Ps.	48,314	Ps.	4,395,522	Ps.	602,159	Ps.	5,249,030	Ps.	990,924	Ps.	11,285,949

(1)	Through January 31, 2024, other amortization of the year relates primarily to amortization of soccer player rights in the Group’s former Other Businesses segment, which is included in consolidated cost of revenues.

Amortization charges are presented in Note 21. Amortization charged to income for the years ended December 31, 2024 and 2023, was Ps.3,120,202 and Ps.2,547,570, respectively, which included Ps.9,616, corresponding to the amortization of discontinued operations in December 2023. Additional amortization charged to income for the years ended December 31, 2024 and 2023 was Ps.47,628 and Ps.422,065, primarily in connection with amortization of soccer player rights.

Derived from the annual impairment test of intangible assets with indefinite useful lives at the Sky CGU and Cable CGU in the fourth quarter of 2024 the Group recognized an impairment loss in goodwill and intangible assets with indefinite and finite useful lives in the aggregate amount of Ps.1,167,264 (see Note 22).

The main events and circumstances that led to the recognition of impairment losses was primarily a decline in sales, this decline was influenced by market conditions and competitive pressures, resulting in lower-than-expected revenue. Management revised its future projections to reflect a more cautious outlook, considering the current economic environment and potential risks.

The changes in the net carrying amount of goodwill, indefinite-lived trademarks and concessions for the years ended December 31, 2024 and 2023, were as follows:

							Foreign
	Balance as of						Currency						Balance as of
	January 1,						Translation		Impairment				December 31,
	2024		Acquisitions		Retirements		Adjustments		Adjustments		Transfers		2024
Goodwill:
Cable	Ps.	13,794,684	Ps.	—	Ps.	—	Ps.	—	Ps.	(450,000)	Ps.	—	Ps.	13,344,684
Other		110,314		—		—		—		—		—		110,314
	Ps.	13,904,998	Ps.	—	Ps.	—	Ps.	—	Ps.	(450,000)	Ps.	—	Ps.	13,454,998

Indefinite-lived trademarks:
Cable	Ps.	32,828	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	32,828
	Ps.	32,828	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	32,828

Indefinite-lived concessions:
Cable	Ps.	15,070,025	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,070,025
Sky		96,042		21,564		—		—		(117,606)		—		—
	Ps.	15,166,067	Ps.	21,564	Ps.	—	Ps.	—	Ps.	(117,606)	Ps.	—	Ps.	15,070,025

							Foreign
	Balance as of						Currency						Balance as of
	January 1,						Translation		Impairment				December 31,
	2023		Acquisitions		Retirements		Adjustments		Adjustments		Transfers		2023
Goodwill:
Cable	Ps.	13,794,684	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	13,794,684
Other		110,314		—		—		—		—		—		110,314
	Ps.	13,904,998	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	13,904,998

Indefinite-lived trademarks:
Cable	Ps.	32,828	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	32,828
	Ps.	32,828	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	32,828

Indefinite-lived concessions:
Cable	Ps.	15,070,025	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,070,025
Sky		96,042		—		—		—		—		—		96,042
	Ps.	15,166,067	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15,166,067

The Group had previously determined that for the Cable segment it had five CGUs. During 2024 the Group determined that there was a change in the CGU composition of this segment as a result of the following: (i) in prior year new CEO and CFO were designated for the Cable segment which led to the implementation of a restructure in the segment and a redefinition of the operating strategy; (ii) intercompany mergers to align to the strategy have taken place during 2024; (iii)  measurement and monitoring of financial performance (returns and assets (infrastructure)) including the analysis of cash flow generation, as well as decision making is performed at the level of residential (MSO operations) and business operations (Enterprise Operations). This change in the organizational structure and how management monitors operations and make business decisions, resulted in the change in the CGU composition. Based on the above, the new CGUs “Residential” (MSO operations) and “Business” (Enterprise Operations) have been determined in accordance with the best judgment of management and considers the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other group of assets and for which management monitors and makes decisions about the continuity or disposing of the assets or these operations. The change resulted in reallocation of a portion of goodwill and intangible assets with indefinite useful lives across the Residential and Business CGUs. The reallocation was performed using a relative value approach.

The key assumptions used for either fair value less cost of disposal or value in use calculations of goodwill and intangible assets in 2024, were as follows (see Note 15):

	Cable and Sky
	Minimum	Maximum
Value in use calculations:
Long-term growth rate	2.0%	3.7%
Post-tax discount rate	11.0%	11.3%
Pre-tax discount rate	14.0%	14.3%
Fair value calculations:
Multiple of sales	1.7	3.7
Multiple of EBITDA (as defined)	3.8	7.9

The key assumptions used for either fair value less cost of disposal or value in use calculations of goodwill and intangible assets in 2023, were as follows (see Note 15):

	Cable
	Minimum	Maximum
Value in use calculations:
Long-term growth rate	3.7%	3.7%
Post-tax discount rate	11.4%	12.2%
Pre-tax discount rate	13.3%	16.0%
Fair value calculations:
Multiple of sales	2.0	2.8
Multiple of EBITDA (as defined)	6.1	7.4

Management has identified that a reasonable possible change in the key assumptions identified above could cause the carrying amount in 2024 to exceed the recoverable amount of one of the two CGUs with indefinite-life intangible assets tested for impairment. The change required for the carrying amount to equal the recoverable amount is a 0.02% decrease in the discount rate (equivalent to a 2 basis-point change) or a 1.7% decrease in the long-term growth rate (equivalent to a 170 basis-point change).

Management has identified that a reasonably possible change in the key assumptions identified above could cause the carrying amount in 2023 to exceed the recoverable amount of one of the five CGUs with indefinite-life intangible assets tested for impairment. The change required for the carrying amount to equal the recoverable amount is a 4.8% decrease in the multiple of EBITDA (equivalent to a 480 basis - point change) or a 2.4% decrease in the multiple of sales (equivalent to a 240 basis - point change).

As described in Note 2 (l), in 2020, the Company’s management estimated the remaining useful life of four years for acquired trademarks in specific locations of Mexico, in connection with the migration to an internally developed trademark in the Group’s Cable segment.

14.	Debt and Lease Liabilities

Debt and lease liabilities outstanding as of December 31, 2024 and 2023, were as follows:

	2024									2023
					Finance		Principal, Net		Effective	Interest		Principal, Net
	U.S. Dollars		Principal		Costs		of Finance Costs		Interest Rate	Payable		of Finance Costs
U.S. dollar Senior Notes:
6.625% Senior Notes due 2025 (1)	U.S.$	219,438	Ps.	4,579,474	Ps.	(22,524)	Ps.	4,556,950	7.60%	Ps.	75,847	Ps.	3,654,554
4.625% Senior Notes due 2026 (1)		207,420		4,328,669		(5,147)		4,323,522	5.03%		100,100		3,504,921
8.5% Senior Notes due 2032 (1)		300,000		6,260,730		(34,468)		6,226,262	9.00%		162,605		5,042,597
6.625% Senior Notes due 2040 (1)		600,000		12,521,460		(141,613)		12,379,847	7.05%		377,905		10,012,592
5% Senior Notes due 2045 (1)		790,610		16,499,319		(453,662)		16,045,657	5.39%		119,162		12,915,265
6.125% Senior Notes due 2046 (1)		879,572		18,355,876		(126,566)		18,229,310	6.47%		562,149		14,763,351
5.250% Senior Notes due 2049 (1)		660,928		13,792,972		(315,577)		13,477,395	5.59%		72,413		10,871,373
Total U.S. dollar debt		3,657,968		76,338,500		(1,099,557)		75,238,943			1,470,181		60,764,653

Mexican peso debt:
8.79% Notes due 2027 (2)		—		4,500,000		(8,825)		4,491,175	8.84%		101,085		4,488,372
8.49% Senior Notes due 2037 (1)		—		4,500,000		(15,550)		4,484,450	8.94%		44,572		4,483,755
7.25% Senior Notes due 2043 (1)		—		6,225,690		(63,283)		6,162,407	7.92%		36,360		6,161,147
Bank loans (3)		—		10,000,000		(71,802)		9,928,198	11.69%		—		9,987,932
Bank loans (Sky) (4)		—		2,650,000		—		2,650,000	12.46%		22,346		2,650,000
Total Mexican peso debt		—		27,875,690		(159,460)		27,716,230			204,363		27,771,206
Total debt (5)		3,657,968		104,214,190		(1,259,017)		102,955,173			1,674,544		88,535,859
Less: Current portion of long-term debt		219,438		4,579,474		(22,524)		4,556,950			1,674,544		9,987,932
Long-term debt, net of current portion	U.S.$	3,438,530	Ps.	99,634,716	Ps.	(1,236,493)	Ps.	98,398,223		Ps.	—	Ps.	78,547,927

										2024		2023
Lease liabilities:
Satellite transponder lease agreement (6)										Ps.	1,866,747	Ps.	1,994,437
Telecommunications network lease agreement (7)											538,356		573,761
Other lease liabilities (8)											2,981,536		4,723,352
Total lease liabilities											5,386,639		7,291,550
Less: Current portion											1,242,957		1,280,932
Lease liabilities, net of current portion										Ps.	4,143,682	Ps.	6,010,618

(1)	The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$3,658 million as of December 31, 2024 and 2023, and Ps.10,725,690, as of December 31, 2024 and 2023, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046, and 2049 including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The terms of these Senior Notes contain covenants that limit the ability of the Company and certain restricted subsidiaries to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 and 2049, are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”). In the first, second and third quarters of 2023, the Company repurchased a portion of its outstanding Senior Notes due 2043 in the aggregate principal amount of Ps.274,310 and recognized a gain on extinguishment of debt in the amount of Ps.98,692, which was recognized in finance expense, net, in the Group’s consolidated statement of income for the year ended December 31, 2023. In August 2023, the Company concluded tender offers to purchase for cash a portion of its Senior Notes due 2025, 2026, 2045, 2046 and 2049, in the principal amount of U.S.$47.0 million, U.S.$92.6 million, U.S.$98.7 million, U.S.$20.4 million and U.S.$41.3 million, respectively, for an aggregate principal amount of U.S.$300.0 million. The Company paid for these tender offers cash in the aggregate amount of U.S.$274.9 million (Ps.4,718,251), plus related premiums of U.S.$6.2 million (Ps.106,505) and recognized a gain on extinguishment of debt in the amount of U.S.$18.9 million (Ps.324,512), which was recognized in finance expense, net, in the Group’s consolidated statement of income for the year ended December 31, 2023. In the second and third quarter of 2023, the Company repurchased a portion of its outstanding Senior Notes due 2043 in the aggregate principal amount of Ps.274,310, the Company paid for this repurchase an aggregate cash amount of Ps.174,785, plus related accrued interest of Ps.6,946, and recognized a gain on extinguishment of debt in the amount of Ps.92,579, which was recognized in finance expense, net, in the Group’s consolidated statement of income for the year ended December 31, 2023 (see Note 23).
(2)	In 2017, the Company issued Notes (“Certificados Bursátiles”) due 2027, through the BMV in the aggregate principal amount of Ps.4,500,000, with interest payable semi-annually at an annual rate of 8.79%. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The terms of the Notes due 2027 contain covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions.
(3)	In July 2019, the Company entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000,000, with interest payable on a monthly basis at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio.In April 2024, the Company and two of its subsidiaries in the Group’s Cable segment (i) executed a credit agreement with a syndicate of banks (the “Credit Agreement”) for a five - year term loan in a principal amount of Ps.10,000,000, and a five - year revolving credit facility in the amount in Mexican pesos equivalent to U.S.$500 million; and (ii) terminated an unused revolving credit facility entered into 2022 with a syndicate of banks for up to an amount equivalent to U.S.$650 million, with an original maturity in 2025. The loans under the Credit Agreement bear interest at a floating rate based on a spread of 125 bps or 150 bps over the 28 - day TIIE rate depending on the Group’s leverage ratio. The Credit Agreement requires the maintenance of financial ratios related to indebtedness and interest expense. In April 2024, the Group used the proceeds of the term loan under the Credit Agreement to prepay in full amounts outstanding under the credit agreement entered into by the Company in 2019 with a syndicate of banks in the principal amount of Ps.10,000,000, with an original maturity in June 2024.

(4)	In December 2021, Sky entered into long-term credit agreement with a Mexican Bank in the aggregate principal amount of Ps.2,650,000, with interest payable on a monthly basis and maturity in December 2026, which included a Ps.1,325,000 loan with an annual interest rate of 8.215%, and a Ps.1,325,000 loan with an annual interest rate of 28-day TIIE plus 90 basis points. The funds from these loans were used for general corporate purposes, including the prepayment of Sky´s indebtedness. Under the terms of this credit agreement, Sky is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with a restrictive covenant on spin-offs, mergers, and similar transactions. In March 2023, upon the maturity of loans with two Mexican banks, Sky repaid the remaining portions of these loans in the aggregate principal amount of Ps.1,000,000 with (i) available cash on hand in the amount of Ps.600,000 and (ii) funds from a revolving credit facility in the principal amount of Ps.400,000, plus interest payable on a monthly basis at the annual interest rate of TIIE plus 0.85%, with a maturity in 2028. In December 2023, Sky prepaid all of the used funds under its revolving credit facility plus unpaid accrued interest in the aggregate amount of Ps.403,981.
(5)	Principal amount of total debt as of December 31, 2023, is presented net of unamortized finance costs, in the aggregate amount of Ps.1,278,374.
(6)	In March 2010, Sky entered into a lease agreement with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) by which Sky is obligated to pay at an annual interest rate of 7.30%, a monthly fee of U.S.$3.0 million through 2027 for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years; or (b) the date IS-21 is taken out of service (see Note 12).
(7)	A subsidiary of the Company entered into a lease agreement with GTAC for the right to use certain capacity of a telecommunications network through 2030 (see Note 20).
(8)	Other lease liabilities recognized in accordance with IFRS 16 Leases, in the aggregate amount of Ps.2,981,536 and Ps.4,723,352, as of December 31, 2024 and 2023, respectively. These lease liabilities have terms which will expire at various dates between 2025 and 2051.

As of December 31, 2024 and 2023, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group’s investment in TelevisaUnivision and Open-Ended Fund (hedged items), were as follows (see Notes 2 (e) and 4):

	December 31, 2024				December 31, 2023
	Millions of		Thousands of		Millions of		Thousands of
Hedged Items	U.S. Dollars		Mexican Pesos		U.S. Dollars		Mexican Pesos
Investment in shares of TelevisaUnivision (net investment hedge)	U.S.$	2,071.1	Ps.	43,220,986	U.S.$	2,499.7	Ps.	42,326,344
Open-Ended Fund (foreign currency fair value hedge)		37.6		784,769		39.8		674,451
Total	U.S.$	2,108.7	Ps.	44,005,755	U.S.$	2,539.5	Ps.	43,000,795

The foreign exchange gain or loss derived from the Company’s U.S. dollar denominated long-term debt designated as a hedge, for the years ended December 31, 2024 and 2023, is analyzed as follows (see Notes 9 and 23):

Foreign Exchange Gain or Loss Derived from Senior Notes Designated as Hedging Instruments	2024		2023
Recognized in:
Comprehensive (loss) gain	Ps.	(9,122,973)	Ps.	6,683,712
Total foreign exchange (loss) gain derived from hedging Senior Notes	Ps.	(9,122,973)	Ps.	6,683,712
Offset against:
Foreign currency translation gain (loss) derived from the hedged net investment in shares of TelevisaUnivision	Ps.	8,946,557	Ps.	(6,585,695)
Foreign exchange gain (loss) derived from the hedged Open-Ended Fund		176,416		(98,017)
Total foreign currency translation and foreign exchange gain (loss) derived from hedged assets	Ps.	9,122,973	Ps.	(6,683,712)

Maturities of Debt and Lease Liabilities

Debt maturities for the years subsequent to December 31, 2024, are as follows:

			Unamortized
	Nominal		Finance Costs
2025	Ps.	4,579,474	Ps.	22,524
2026		6,978,669		5,147
2027		4,500,000		8,825
2029		10,000,000		71,802
Thereafter		78,156,047		1,150,719
	Ps.	104,214,190	Ps.	1,259,017

Future minimum payments under lease liabilities for the years subsequent to December 31, 2024, are as follows:

2025	Ps.	1,705,869
2026		1,628,224
2027		1,377,845
2028		686,894
2029		556,729
Thereafter		1,142,728
		7,098,289
Less: Amount representing interest		(1,711,650)
	Ps.	5,386,639

A reconciliation of long-term debt and lease liabilities arising from financing activities in the Group’s consolidated statement of cash flows for the years ended December 31, 2024 and 2023, is as follows:

			Cash Flow				Non-Cash Changes
									Foreign
	Balance as of				New Debt				Exchange				Balance as of
	January 1, 2024		Payments		and Leases		Spun-off		Income		Interest		December 31, 2024
Debt	Ps.	89,814,233	Ps.	(10,000,000)	Ps.	10,000,000	Ps.	—	Ps.	14,399,957	Ps.	—	Ps.	104,214,190
Lease liabilities		7,291,550		(1,567,300)		87,890		(1,117,157)		391,372		300,284		5,386,639
Total debt and lease liabilities	Ps.	97,105,783	Ps.	(11,567,300)	Ps.	10,087,890	Ps.	(1,117,157)	Ps.	14,791,329	Ps.	300,284	Ps.	109,600,829

			Cash Flow				Non-Cash Changes
									Foreign
	Balance as of				New Debt		Net Gain of		Exchange				Balance as of
	January 1, 2023		Payments		and Leases		Prepayment		Income		Interest		December 31, 2023
Debt	Ps.	106,235,385	Ps.	(5,899,981)	Ps.	—	Ps.	(523,628)	Ps.	(9,997,543)	Ps.	—	Ps.	89,814,233
Lease liabilities		8,369,072		(1,793,602)		619,652		—		(352,172)		448,600		7,291,550
Total debt and lease liabilities	Ps.	114,604,457	Ps.	(7,693,583)	Ps.	619,652	Ps.	(523,628)	Ps.	(10,349,715)	Ps.	448,600	Ps.	97,105,783

Credit Facilities

In February 2023, Sky executed a revolving credit facility with a Mexican bank for up to an amount of Ps.1,000,000, which funds may be used for general corporate purposes, including the repayment of debt, with a maturity in 2028. In March 2023, Sky used funds of this revolving facility in the principal amount of Ps.400,000 to repay a portion of its debt, plus interest payable on a monthly basis at the annual rate of TIIE plus 0.85%. In December 2023, Sky prepaid all of the used funds under this credit facility plus accrued interest in the aggregate amount of Ps.403,981. Under the terms of this revolving credit facility, Sky is required to comply with certain restrictive covenants and financial coverage ratios. As of December 31, 2024, the unused principal amount of this credit facility amounted to Ps.1,000,000.

As discussed above, in April 2024, the Company and two of its subsidiaries in the Group’s Cable segment executed a five-year revolving credit facility with a syndicate of banks for up to an amount in Mexican pesos equivalent to U.S.$500 million. The credit agreement for this credit facility requires the maintenance of financial ratios related to indebtedness and interest expense. As of December 31, 2024, this credit facility remained unused.

15.	Financial Instruments

The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, accounts receivable, a long-term loan receivable from GTAC as a part of the investment in this associate, non-current investments in publicly traded equity securities and in securities in the form of an open-ended fund, accounts payable, outstanding debt, lease liabilities, and derivative financial instruments. For cash and cash equivalents, accounts receivable, accounts payable, and the current portion of long-term debt and lease liabilities, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities is based on quoted market prices.

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

The carrying amount and estimated fair values of the Group’s non-derivative financial instruments as of December 31, 2024 and 2023, were as follows:

	2024				2023
	Carrying Amount		Fair Value		Carrying Amount		Fair Value
Assets:
Cash and cash equivalents	Ps.	46,193,173	Ps.	46,193,173	Ps.	32,586,352	Ps.	32,586,352
Trade accounts receivable, net		6,175,819		6,175,819		8,131,458		8,131,458
Long-term loan and interest receivable from GTAC (see Note 10)		1,024,371		1,031,497		948,549		953,423
Open-Ended Fund (see Note 9)		784,769		784,769		674,451		674,451
Publicly traded equity instruments (see Note 9)		1,709,942		1,709,942		1,912,150		1,912,150

Liabilities:
Senior Notes due 2025, 2032 and 2040	Ps.	23,361,664	Ps.	22,806,032	Ps.	18,954,884	Ps.	20,432,901
Senior Notes due 2045		16,499,319		11,969,101		13,387,004		11,542,810
Senior Notes due 2037 and 2043		10,725,690		6,794,877		10,725,690		8,090,190
Senior Notes due 2026 and 2046		22,684,545		19,734,233		18,405,492		18,379,439
Senior Notes due 2049		13,792,972		10,280,454		11,191,163		10,035,228
Notes due 2027		4,500,000		4,252,725		4,500,000		4,233,150
Long-term loans payable to Mexican banks		12,650,000		12,777,242		12,650,000		12,789,686
Lease liabilities		5,386,639		5,454,171		7,291,550		7,334,492

The carrying amounts (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of December 31, 2024 and 2023, were as follows:

			Notional
			Amount
December 31, 2024:	Carrying		(U.S. Dollars in
Derivative Financial Instruments	Amount		Thousands)		Maturity Date
Assets:
Derivatives recorded as accounting hedges (cash flow hedges):
Forwards (a)	Ps.	1,975,071	U.S.$	592,005	January 2025 through January 2026
Derivatives not recorded as accounting hedges:
TVI’s Forwards (b)		4,408	U.S.$	8,000	January through March 2025
Empresas Cablevision’s Forwards (c)		2,502	U.S.$	4,000	February through March 2025
Cablemás´s Forwards (d)		2,180	U.S.$	5,000	January 2025
Sky’s Forwards (e)		8,072	U.S.$	15,000	March 2025
Forwards (f)		8,818	U.S.$	14,000	January through March 2025
Total assets	Ps.	2,001,051

December 31, 2023:	Carrying		Notional
Derivative Financial Instruments	Amount		Amount		Maturity Date
Assets:
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swaps (g)	Ps.	251,738	Ps.	10,000,000	June 2024
Total current assets	Ps.	251,738

(a)	As of December 31, 2024, the Company had entered into derivative contracts of foreign currency (forwards) to fix the exchange rate for the purchase of U.S.$592 million, at an average exchange rate of Ps.18.0059. The Company has recognized the change in fair value of this transaction as an accounting hedge and recorded a cumulative income of Ps.1,857,456 for this transaction agreement in other comprehensive income or loss as of December 31, 2024. As a result of the change in fair value of these agreements in the year ended December 31, 2024, the Company recorded an income of Ps.456,559 in consolidated other finance income or expense.
(b)	As of December 31, 2024, TVI had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$8 million at an average rate of Ps.20.4503. As a result of the change in fair value of these agreements in the year ended December 31, 2024, the Company recorded an income of Ps.39,791 in consolidated other finance income or expense.
(c)	As of December 31, 2024, Empresas Cablevisión had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$4 million at an average rate of Ps.20.4637. As a result of the change in fair value of these agreements in the year ended December 31, 2024, the Company recorded an income of Ps.36,474 in consolidated other finance income or expense.
(d)	As of December 31, 2024, Cablemás had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$5 million at an average rate of Ps.20.4915. As a result of the change in fair value of these agreements in the year ended December 31, 2024, the Company recorded an income of Ps.2,181 in consolidated other finance income or expense.
(e)	As of December 31, 2024, Sky had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$15 million at an average rate of Ps.20.4548. As a result of the change in fair value of these agreements in the year ended December 31, 2024, the Company recorded an income of Ps.82,065 in consolidated other finance income or expense.
(f)	As of December 31, 2024, the Company had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$14 million at an average rate of Ps.20.4645. As a result of the change in fair value of these agreements, in the year ended December 31, 2024, the Company recorded an income of Ps.149,593 in consolidated other finance income or expense.
(g)	In October 2020, the Company entered into derivative transaction agreements (interest rate swaps) through June 2024, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.10,000,000 as of December 31, 2023. Under these agreements, the Company receives monthly payments based on aggregate notional amounts of Ps.10,000,000 as of December 31, 2023, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual weighted average fixed rate of 6.7620%.The Company has recognized the change in fair value of this transaction as an accounting hedge and recorded a cumulative income of Ps.220,127 in other comprehensive income or loss as of December 31, 2023. In 2023, the Company recorded a gain of Ps.457,522 in consolidated other finance income or expense.

Fair Value Measurement

Assets Measured at Fair Value on a Recurring Basis

All fair value adjustments as of December 31, 2024 and 2023, represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, the Group’s financial instruments are separated into two categories: investments in financial assets at FVOCIL and derivative financial instruments.

Financial assets measured at fair value as of December 31, 2024 and 2023:

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2024		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL:
Open-Ended Fund	Ps.	784,769	Ps.	—	Ps.	784,769	Ps.	—
Publicly traded equity instruments		1,709,942		1,709,942		—		—
Derivative financial instruments		2,001,051		—		2,001,051		—
Total	Ps.	4,495,762	Ps.	1,709,942	Ps.	2,785,820	Ps.	—

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2023		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL:
Open-Ended Fund	Ps.	674,451	Ps.	—	Ps.	674,451	Ps.	—
Publicly traded equity instruments		1,912,150		1,912,150		—		—
Derivative financial instruments		251,738		—		251,738		—
Total	Ps.	2,838,339	Ps.	1,912,150	Ps.	926,189	Ps.	—

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

Disclosures for Each Class of Assets and Liabilities Subject to Recurring Fair Value Measurements Categorized Within Level 3

The Corporate Finance Department of the Company has established rules for a proper portfolio asset classification according to the fair value hierarchy defined by the IFRS Accounting Standards. On a monthly basis, any new assets recognized in the portfolio are classified according to this criteria. Subsequently, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

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

The impairment test for goodwill involves a comparison of the recoverable amount of each of the Group’s reporting units to its carrying amount, including goodwill. The Group determines the recoverable amount of a reporting unit using the higher between the value in use and the fair value less costs to sell, which utilize significant unobservable inputs (Level 3) within the fair value hierarchy. The impairment test for intangible assets not subject to amortization involves a comparison of the estimated recoverable amount of the intangible asset with its carrying amount. The Group determines the recoverable amount of the intangible asset using a discounted cash flow analysis, which utilizes significant unobservable inputs (Level 3) within the fair value hierarchy. Determining recoverable amount requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows for a period of time that comprise five years, as well as relevant comparable company earnings multiples for the market-based approach.

Once an asset has been impaired, it is not remeasured at fair value on a recurring basis; however, it is still subject to recoverable amount measurements to test for recoverability of the carrying amount.

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

The Group used actuarial assumptions to determine the present value of defined benefit obligations, as follows:

	2024	2023
Discount rate	10.5%	10.4%
Salary increase	5.2%	5.2%
Inflation rate	3.7%	3.7%

Had the discount rate of 10.5% used by the Group in 2024 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase to Ps.1,238,452 as of December 31, 2024.

Had the discount rate of 10.4% used by the Group in 2023 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase to Ps.1,237,945 as of December 31, 2023.

The reconciliation between defined benefit obligations and post-employment benefit liability in the consolidated statements of financial position as of December 31, 2024 and 2023, is presented as follows:

	As of December 31, 2024
			Seniority
	Pensions		Premiums		2024
Vested benefit obligations	Ps.	322,385	Ps.	270,291	Ps.	592,676
Unvested benefit obligations		239,811		371,977		611,788
Defined benefit obligations		562,196		642,268		1,204,464
Fair value of plan assets		389,703		42,279		431,982
Underfunded status of the plans	Ps.	172,493	Ps.	599,989	Ps.	772,482
Post-employment benefit liability	Ps.	172,493	Ps.	599,989	Ps.	772,482

	As of December 31, 2023
			Seniority
	Pensions		Premiums		2023
Vested benefit obligations	Ps.	407,652	Ps.	238,295	Ps.	645,947
Unvested benefit obligations		271,570		290,011		561,581
Defined benefit obligations		679,222		528,306		1,207,528
Fair value of plan assets		436,091		38,388		474,479
Underfunded status of the plans	Ps.	243,131	Ps.	489,918	Ps.	733,049
Post-employment benefit liability	Ps.	243,131	Ps.	489,918	Ps.	733,049

The components of net periodic pensions and seniority premiums cost for the years ended December 31, 2024 and 2023 consisted of the following:

	2024		2023
Service cost	Ps.	76,323	Ps.	82,190
Interest cost		109,698		110,925
Prior service cost for plan amendments		(14,694)		(64,812)
Interest on plan assets		(35,596)		(40,646)
Net periodic cost	Ps.	135,731	Ps.	87,657

The Group’s defined benefit obligations, plan assets, funded status and balances in the consolidated statements of financial position as of December 31, 2024 and 2023, associated with post-employment benefits, are presented as follows:

			Seniority
	Pensions		Premiums		2024		2023
Defined benefit obligations:
Beginning of year	Ps.	679,222	Ps.	528,306	Ps.	1,207,528	Ps.	1,277,233
Retirement of spun-off businesses		(65,049)		(20,906)		(85,955)		—
Service cost		23,696		52,627		76,323		82,190
Interest cost		59,372		50,326		109,698		110,925
Benefits paid		(123,417)		(35,108)		(158,525)		(73,644)
Remeasurement of post-employment benefit obligations		(4,724)		74,813		70,089		(124,364)
Past service cost		(6,904)		(7,790)		(14,694)		(64,812)
End of year		562,196		642,268		1,204,464		1,207,528

Fair value of plan assets:
Beginning of year		436,091		38,388		474,479		505,765
Retirement of spun-off businesses		(907)		(981)		(1,888)		—
Return on plan assets		32,003		3,593		35,596		40,646
Remeasurement on plan assets		5,573		1,737		7,310		(40,429)
Benefits paid		(83,057)		(458)		(83,515)		(31,503)
End of year		389,703		42,279		431,982		474,479
Unfunded status of the plans	Ps.	172,493	Ps.	599,989	Ps.	772,482	Ps.	733,049

The changes in the net post-employment liability in the consolidated statements of financial position as of December 31, 2024 and 2023, are as follows:

			Seniority
	Pensions		Premiums		2024		2023
Net post-employment liability at beginning of year	Ps.	243,131	Ps.	489,918	Ps.	733,049	Ps.	771,468
Retirement of spun-off businesses		(64,142)		(19,925)		(84,067)		—
Net periodic cost		44,161		91,570		135,731		87,657
Remeasurement of post-employment benefits		(10,297)		73,076		62,779		(83,935)
Benefits paid		(40,360)		(34,650)		(75,010)		(42,141)
Net post-employment liability at end of year	Ps.	172,493	Ps.	599,989	Ps.	772,482	Ps.	733,049

The post-employment benefits as of December 31, 2024 and 2023, and remeasurements adjustments for the years ended December 31, 2024 and 2023, are summarized as follows:

	2024		2023
Pensions:
Defined benefit obligations	Ps.	562,196	Ps.	679,222
Plan assets		389,703		436,091
Unfunded status of plans		172,493		243,131
Remeasurements adjustments (1)		(10,297)		(70,149)

Seniority premiums:
Defined benefit obligations	Ps.	642,268	Ps.	528,306
Plan assets		42,279		38,388
Unfunded status of plans		599,989		489,918
Remeasurements adjustments (1)		73,076		(13,786)

(1)	On defined benefit obligations and plan assets.

Pensions and Seniority Premiums Plan Assets

The plan assets are invested according to specific investment guidelines determined by the technical committees of the pension plan and seniority premiums trusts and in accordance with actuarial computations of funding requirements. These investment guidelines require a minimum investment of 30% of the plan assets in fixed rate instruments, or mutual funds comprised of fixed rate instruments. The plan assets that are invested in mutual funds are all rated “AA” or “AAA” by at least one of the main rating agencies. These mutual funds vary in liquidity characteristics ranging from one day to one month. The investment goals of the Group’s plan assets are to preserve principal amounts, diversify the portfolio, maintain a high degree of liquidity and credit quality, and deliver competitive returns subject to prevailing market conditions. Currently, the plan assets do not engage in the use of financial derivative instruments. The Group’s target allocation in the foreseeable future is to maintain approximately 30% in equity securities and 70% in fixed rate instruments.

The weighted average asset allocation of the plan assets by asset category as of December 31, 2024 and 2023, was as follows:

	2024	2023
Equity securities (1)	45.0%	42.1%
Fixed rate instruments	55.0%	57.9%
Total	100.0%	100.0%

(1)	Included within plan assets at December 31, 2024 and 2023, are shares of the Company held by the trust with a fair value of Ps.21,236 and Ps.34,851, respectively.

The weighted average expected long-term rate of return of plan assets of 10.48% and 10.42% were used in determining net periodic pension cost in 2024 and 2023, respectively. The rate used reflected an estimate of long-term future returns for the plan assets. This estimate was primarily a function of the asset classes (equities versus fixed income) in which the plan assets were invested and the analysis of past performance of these asset classes over a long period of time.

This analysis included expected long-term inflation, and the risk premiums associated with equity investments and fixed income investments.

The following table summarizes the Group’s plan assets measured at fair value on a recurring basis as of December 31, 2024 and 2023:

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2024		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Common Stocks (1)	Ps.	21,236	Ps.	21,236	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		25,095		25,095		—		—
Money market securities (3)		207,910		207,910		—		—
Other equity securities		165,755		165,755		—		—
Total investment assets		419,996		419,996		—		—
Cash management		11,986		—		—		—
Total investment assets and cash management	Ps.	431,982	Ps.	419,996	Ps.	—	Ps.	—

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2023		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Common Stocks (1)	Ps.	34,851	Ps.	34,851	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		23,703		23,703		—		—
Money market securities (3)		238,556		238,556		—		—
Other equity securities		163,698		163,698		—		—
Total investment assets		460,808		460,808		—		—
Cash management		13,671		—		—		—
Total investment assets and cash management	Ps.	474,479	Ps.	460,808	Ps.	—	Ps.	—

(1)	Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. All common stock included in this line item relate to the Company’s CPOs.

(2)	Mutual funds consist of fixed rate instruments. These are valued at the net asset value provided by the administrator of the fund.
(3)	Money market securities consist of government debt securities, which are valued based on observable prices from the new issue market, benchmark quotes, secondary trading and dealer quotes.

The Group did not make significant contributions to its plan assets in 2024 and 2023 and does not expect to make significant contributions to its plan assets in 2025.

The weighted average duration of the defined benefit plans as of December 31, 2024 and 2023, were as follows:

	2024	2023
Seniority Premiums	8.8 years	9.0 years
Pensions	2.9 years	3.0 years

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

At December 31, 2024, shares of capital stock and CPOs consisted of (in millions):

		Repurchased	Held by a
	Authorized and	by the	Company’s
	Issued (1)	Company (2)	Trust (3)	Outstanding
Series “A” Shares	118,614.2	—	(6,993.9)	111,620.3
Series “B” Shares	54,882.2	—	(6,139.9)	48,742.3
Series “D” Shares	83,562.7	—	(6,018.1)	77,544.6
Series “L” Shares	83,562.7	—	(6,018.1)	77,544.6
Total	340,621.8	—	(25,170.0)	315,451.8

Shares in the form of CPOs	279,337.5	—	(20,117.7)	259,219.8
Shares not in the form of CPOs	61,284.3	—	(5,052.3)	56,232.0
Total	340,621.8	—	(25,170.0)	315,451.8
CPOs	2,387.5	—	(171.9)	2,215.6

(1)	As of December 31, 2024, the authorized and issued capital stock amounted to Ps.3,933,549 (nominal Ps.1,970,999). In connection with the Spin-off carried out on January 31, 2024, and the Company’s distribution of the Spun-off Businesses to Ollamani, the Company reduced its capital stock on that date in the amount of Ps.752,071 (nominal Ps.376,844), without having modified the number of outstanding shares of the Company (see Notes 3 and 28).
(2)	In connection with a share repurchase program that was approved by the Company’s stockholders and is exercised at the discretion of management. During the year ended December 31, 2024, the Company did not buy any shares under this program. In April 2024, the Company´s stockholders approved the cancellation in May 2024 of 3,217.5 million shares of the Company’s capital stock in the form of 27.5 million CPOs, which were repurchased by the Company in 2023.
(3)	Primarily in connection with the Company’s Long - Term Retention Plan (“LTRP”) described below.

A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2024 and 2023, is presented as follows (in millions):

	Series “A”	Series “B”	Series “D”	Series “L”	Shares	CPOs
	Shares	Shares	Shares	Shares	Outstanding	Outstanding
As of January 1, 2023	114,750.2	51,649.7	82,169.9	82,169.9	330,739.7	2,347.7
Acquired (1)	(1,742.5)	(1,533.4)	(2,439.5)	(2,439.5)	(8,154.9)	(69.7)
Forfeited (2)	(139.4)	(122.7)	(195.2)	(195.2)	(652.5)	(5.6)
Acquired (2)	(316.9)	(278.9)	(443.6)	(443.6)	(1,483.0)	(12.7)
Released (2)	890.3	630.7	1,003.1	1,003.1	3,527.2	28.7
As of December 31, 2023	113,441.7	50,345.4	80,094.7	80,094.7	323,976.5	2,288.4
Acquired (2)	(976.2)	(859.2)	(1,366.8)	(1,366.8)	(4,569.0)	(39.0)
Forfeited (2)	(1,466.9)	(1,290.9)	(2,053.6)	(2,053.6)	(6,865.0)	(58.7)
Released (2)	621.7	547.0	870.3	870.3	2,909.3	24.9
As of December 31, 2024	111,620.3	48,742.3	77,544.6	77,544.6	315,451.8	2,215.6

(1)	Repurchased or cancelled by the Company in connection with a share repurchase program.
(2)	Acquired, released, cancelled or forfeited by a Company’s trust in connection with the Company’s LTRP described below.

Under the Company’s bylaws, the Company’s Board of Directors consists of 20 members, of which the holders of Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares, each voting as a class, are entitled to elect eleven members, five members, two members and two members, respectively.

Holders of Series “D” Shares are entitled to receive a preferred dividend equal to 5% of the nominal capital attributable to those Shares (nominal Ps.0.00028932372948 per share) before any dividends are payable in respect of Series “A” Shares, Series “B” Shares or Series “L” Shares. Holders of Series “A” Shares, Series “B” Shares and Series “L” Shares are entitled to receive the same dividends as holders of Series “D” Shares if stockholders declare dividends in addition to the preferred dividend that holders of Series “D” Shares are entitled to. If the Company is liquidated, Series “D” Shares are entitled to a liquidation preference equal to the nominal capital attributable to those Shares nominal Ps.0.00578647458969 per share before any distribution is made in respect of Series “A” Shares, Series “B” Shares and Series “L” Shares.

At December 31, 2024, the restated for inflation tax value of the Company’s common stock was Ps.52,707,375 In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 18).

Long-Term Retention Plan

The Company has adopted a LTRP for the conditional sale of the Company’s capital stock to key Group officers and employees under a special purpose trust.

At the Company’s annual general ordinary stockholders’ meeting held on April 2, 2013, the Company’s stockholders approved that the number of CPOs that may be granted annually under the LTRP shall be up to 1.5% of the capital of the Company. As of December 31, 2024, approximately 21.0 million CPOs or CPO equivalents that were transferred to LTRP participants were sold in the open market during 2022, 2023 and 2024. Additional sales will continue to take place during or after 2025.

The special purpose trust created to implement the LTRP as of December 31, 2024 had approximately 208.1 million CPOs or CPO equivalents. This figure is net of approximately 38.5 million, 28.6 million and 20.4 million CPOs or CPO equivalents vested in 2022, 2023 and 2024, respectively. Of the 208.1 million CPOs or CPO equivalents approximately 79.3% are in the form of CPOs and the remaining 20.7% are in the form of Series “A”, Series “B”, Series “D” and Series “L” Shares, not in the form of CPO units. As of December 31, 2024, approximately 96.3 million CPOs or CPO equivalents were held by a Company trust and will become vested between 2024 and 2026 at prices ranging from Ps.38.32 to Ps.1.60 per CPO, which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment Operating Income Before Depreciation and Amortization, or OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

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

During the year ended December 31, 2024, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 4,569.0 million shares of the Company in the form of 39.0 million CPOs, which were acquired in the amount of Ps.378,894; (ii) 4,284.7 million shares in the form of 36.6 million CPOs, and 88.1 million shares in the form of 0.8 million CPOs which were cancelled in the third and fourth quarter of 2024, respectively, in connection with agreements entered into by the Company and certain officers for shares that were conditionally sold to these executives in 2019, which conditions had not yet been satisfied; and (iii) 2,492.2 million shares of the Company in the form of 21.3 million CPOs, in connection with forfeited rights under this Plan. Also, the trust for the LTRP released 2,909.3 million shares of the Company in the form of 24.9 million CPOs.

Following the completion of the TelevisaUnivision Transaction, the Board of Directors of the Company approved the following actions: (i) cancelling certain sale contracts for 10.8 million CPOs, corresponding to unvested conditional to sales under the LTRP to certain officers and employees of the Company in 2019, 2020 and 2021; and (ii) releasing 8.0 million CPOs under the corresponding grants to such individuals. The CPOs released under such grants were sold at Ps.1.60 per CPO. In connection with this approval, the Company cancelled 10.8 million CPOs under such contracts and recognized the release of 7.1 million CPOs in the first half of 2022.

In addition to the LTRP, the Company entered into conditional sale contracts with certain officers of the Group, primarily in February 2022, for 24.7 million CPOs, of which 23.9 million of CPOs and 0.8 million of CPOs were released as a share-based expense in the first quarter and second quarter of 2022, respectively.

During the year ended December 31, 2023, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 1,483.0 million shares of the Company in the form of 12.7 million CPOs, which were acquired in the amount of Ps.172,976; and (ii) 652.5 million shares of the Company in the form of 5.6 million CPOs, in connection with forfeited rights under this Plan. Also, the trust for the LTRP released 3,353.5 million shares of the Company in the form of 28.7 million CPOs and 173.7 million Series “A” Shares not in the form of CPOs.

During the years ended December 31, 2024 and 2023, the Company made a funding for acquisition of shares in the aggregate amount of Ps.132,572 and Ps.86,000, respectively, to the trust held for the Company’s LTRP.

The Group has determined its share-based compensation expense (see Note 2 (y)), by using the BSPM at the date on which the stock was conditionally sold to certain officers and employees of the Company under the Company’s LTRP, based on the following arrangements and weighted-average assumptions:

	Long-Term Retention Plan
Arrangements:
Year of grant	2022	2023	2024
Number of CPOs or CPOs equivalent granted	27,500	11,600	52,539
Contractual life	3.00 years	3.00 years	3.00 years

Assumptions:
Dividend yield	0.92%	2.5%	3.21%
Expected volatility (1)	45.75%	45.51%	42.83%
Risk-free interest rate	9.17%	9.05%	9.57%
Expected average life of awards	3.00 years	3.00 years	3.00 years

(1)	Volatility was determined by reference to historically observed prices of the Company’s CPOs.

A summary of the stock conditionally sold to employees under the LTRP as of December 31, 2024 and 2023, is presented below (in Mexican pesos and thousands of CPOs):

	2024		2023
	CPOs or CPOs	Weighted-Average	CPOs or CPOs	Weighted-Average
	Equivalent	Exercise Price	Equivalent	Exercise Price
Long-Term Retention Plan:
Outstanding at beginning of year	176,898	23.72	170,731	30.68
Conditionally sold	52,539	6.25	11,600	9.38
Paid by employees	(3,841)	1.60	(1,795)	1.60
Forfeited	(65,643)	41.09	(3,638)	70.14
Outstanding at end of year	159,953	11.64	176,898	23.72
To be paid by employees at end of year	63,643	17.09	107,822	33.05

As of December 31, 2024 and 2023, the weighted-average remaining contractual life of the stock conditionally sold to employees under the LTRP is 1.16 years and 1.18 years, respectively.

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

18.	Retained Earnings and Accumulated Other Comprehensive Income or Loss

(a)   Retained Earnings:

					Net Income
	Legal		Unappropriated		(Loss)		Retained
	Reserve		Earnings		for the Year		Earnings
Balance at January 1, 2023	Ps.	2,139,007		84,202,672		44,712,180		131,053,859
Appropriation of net income relating to 2022		—		44,712,180		(44,712,180)		—
Dividends		—		(1,027,354)		—		(1,027,354)
Sale of repurchased shares		—		(692,062)		—		(692,062)
Cancellation of sale of shares		—		79,196		—		79,196
Share-based compensation		—		748,500		—		748,500
Shares cancellation		—		(1,339,107)		—		(1,339,107)
Net loss attributable to stockholders of the Company		—		—		(8,422,730)		(8,422,730)
Balance at December 31, 2023		2,139,007		126,684,025		(8,422,730)		120,400,302
Spun-off Businesses to Ollamani		(340,623)		(5,560,995)		—		(5,901,618)
Appropriation of net income relating to 2023		—		(8,422,730)		8,422,730		—
Dividends		—		(1,018,954)		—		(1,018,954)
Sale of repurchased shares		—		736,165		—		736,165
Cancellation of sale of shares		—		1,636,187		—		1,636,187
Share-based compensation		—		488,832		—		488,832
Shares cancellation		—		(336,213)		—		(336,213)
Acquisition of non-controlling interests in Sky		—		4,301,921		—		4,301,921
Net loss attributable to stockholders of the Company		—		—		(8,265,520)		(8,265,520)
Balance at December 31, 2024	Ps.	1,798,384	Ps.	118,508,238	Ps.	(8,265,520)	Ps.	112,041,102

In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. As of December 31, 2024 and 2023, the Company’s legal reserve amounted to Ps. 1,798,384 and Ps. 2,139,007, respectively, and was classified into retained earnings in consolidated equity. As the legal reserve reached 20% of the capital stock amount, no additional increases were required in 2024, 2023 and 2022. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the Company’s stockholders.

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

In April 2024, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D” and “L” Shares, not in the form of a CPO unit, which was paid in cash in May 2024, in the aggregate amount of Ps.1,018,954.

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

As of December 31, 2024, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican income tax amounted to Ps.94,198,753.

(b)   Accumulated Other Comprehensive Income or Loss:

							Exchange		Remeasurement		Derivative		Share of
					Exercised		Differences on		of Post-		Financial		Income
			Other		Warrants for		Translating		Employment		Instruments		of Associates
	Open-Ended		Equity		Common Stock		Foreign		Benefit		Cash Flow		and Joint		Income
	Fund		Instruments		of UHI (1)		Operations		Obligations		Hedges		Ventures		Taxes		Total
Accumulated at January 1, 2023	Ps.	1,373,185	Ps.	(391,611)	Ps.	(23,602,220)	Ps.	810,294	Ps.	(908,411)	Ps.	407,900	Ps.	4,354,812	Ps.	7,132,173	Ps.	(10,823,878)
Changes in other comprehensive (loss) or income		(741)		(698,903)		—		(711,843)		81,616		(287,536)		4,278,531		(1,704,039)		957,085
Accumulated at December 31, 2023		1,372,444		(1,090,514)		(23,602,220)		98,451		(826,795)		120,364		8,633,343		5,428,134		(9,866,793)
Changes in other comprehensive (loss) or income		(66,098)		(202,208)		—		285,502		(51,684)		1,857,456		(7,061,676)		2,222,726		(3,015,982)
Accumulated at December 31, 2024	Ps.	1,306,346	Ps.	(1,292,722)	Ps.	(23,602,220)	Ps.	383,953	Ps.	(878,479)	Ps.	1,977,820	Ps.	1,571,667	Ps.	7,650,860	Ps.	(12,882,775)

(1)	On December 29, 2020, the Group exercised its former investment in warrants issued by UHI, the predecessor company of TelevisaUnivision, for common stock of UHI.

19.	Non-controlling Interests

Non-controlling interests as of December 31, 2024 and 2023, consisted of:

	2024		2023
Capital stock	Ps.	771,485	Ps.	1,092,623
Additional paid-in capital		2,952,806		2,970,693
Legal reserve		149,970		214,198
Retained earnings from prior years (1)		5,449,774		11,402,282
Net (loss) income for the year		(62,860)		(384,522)
Accumulated other comprehensive income (loss):
Cumulative result from foreign currency translation		—		108,629
Remeasurement of post-employment benefit obligations on defined benefit plans		(19,606)		(11,839)
	Ps.	9,241,569	Ps.	15,392,064

(1)	In the years ended December 31, 2024 and 2023, the Group did not pay dividends to its non-controlling interests.

In June 2024, the Group concluded an agreement for the acquisition of an interest in Sky previously held by AT&T as a non - controlling interest and became owner of 100% of the equity of Sky. As a result of this transaction, the Group (i) reduced its non-controlling interests in consolidated equity; (ii) increased its consolidated retained earnings attributable to stockholders of the Company in the amount of Ps.4,301,921, which resulted primarily from the excess of the amount of the non-controlling interest acquired measured in accordance with IFRS over the fair value of the liability assumed by the Group; and (iii) accounted for the transaction price to be paid in 2027 and 2028, as part of other long-term liabilities in the Group’s consolidated statement of financial position as of December 31, 2024 (see Note 3).

Amounts of consolidated current assets, non-current assets, current liabilities and non-current liabilities of Empresas Cablevisión as of December 31, 2024 and 2023, and Sky as of December 31, 2023, are set forth as follows:

	Empresas Cablevisión (1)				Sky (2)
	2024		2023		2023
Assets:
Current assets	Ps.	8,351,193	Ps.	7,255,601	Ps.	6,812,940
Non-current assets		19,935,495		21,178,757		15,638,619
Total assets		28,286,688		28,434,358		22,451,559

Liabilities:
Current liabilities		7,050,863		5,047,055		3,255,555
Non-current liabilities		1,727,061		3,461,020		4,460,916
Total liabilities		8,777,924		8,508,075		7,716,471
Net assets	Ps.	19,508,764	Ps.	19,926,283	Ps.	14,735,088

(1)	Company’s non-controlling interest of 48.5% and 48.8% as of December 31, 2024, and 2023, respectively.
(2)	Company’s non-controlling interest of 41.3% as of December 31, 2023.

Amounts of consolidated revenues, net income and comprehensive income of Empresas Cablevisión and Sky for the years ended December 31, 2024 and 2023, are set forth as follows:

	Empresas Cablevisión				Sky
	2024		2023		2023
Revenues	Ps.	14,628,084	Ps.	15,125,879	Ps.	17,585,229
Net (loss) income		(93,660)		(882,775)		(61,224)
Comprehensive (loss) income		(110,247)		(878,777)		(175,719)

Amounts of consolidated summarized cash flows of Empresas Cablevisión and Sky for the years ended December 31, 2024 and 2023, are set forth as follows:

	Empresas Cablevisión				Sky
	2024		2023		2023
Cash flows from operating activities	Ps.	5,037,835	Ps.	3,205,302	Ps.	4,963,930
Cash flows used in investing activities		(1,696,109)		(2,824,154)		(2,589,738)
Cash flows used in financing activities		(1,575,575)		(543,845)		(2,104,214)
Net increase (decrease) in cash and cash equivalents	Ps.	1,766,151	Ps.	(162,697)	Ps.	269,978

20.	Related Parties

The principal transactions carried out by the Group with related parties, including affiliated companies, equity investees, stockholders and entities in which stockholders have an equity interest, for the years ended December 31, 2024, 2023 and 2022, were as follows:

	2024		2023		2022
Revenues, other income and interest income:
Royalties (a)	Ps.	111,766	Ps.	—	Ps.	660,842
Programming production and transmission rights (b)		1,312,319		1,516,369		1,453,105
Telecom services (c)		650,197		466,957		205,591
Administrative services (d)		220,027		73,430		105,127
Advertising (e)		1,659,121		1,902,307		1,854,152
Interest income (f)		540,488		685,098		618,921
Lease (i)		529,716		412,329		408,893
	Ps.	5,023,634	Ps.	5,056,490	Ps.	5,306,631
Costs and expenses:
Donations	Ps.	30,000	Ps.	30,000	Ps.	26,229
Advertising		167,079		266,834		297,497
Administrative services (d)		83,870		66,597		125,053
Interests expense		12,798		—		—
Technical services (g)		—		299,192		391,896
Programming production, transmission rights and telecom (h)		4,412,001		5,176,944		4,499,464
	Ps.	4,705,748	Ps.	5,839,567	Ps.	5,340,139

(a)	Through January 31, 2022, the Group received royalties from Univision for programming provided pursuant to an amended PLA, pursuant to which Univision had the right to broadcast certain Group’s content in the United States. The amended PLA was terminated by the parties on January 31, 2022, in conjunction with the TelevisaUnivision Transaction. The amended PLA and the TelevisaUnivision Transaction included a provision for certain yearly minimum guaranteed advertising, with a value of U.S.$10.6 million (Ps.180,331) and U.S.$10.8 million (Ps.211,829), for the fiscal years 2023 and 2022, respectively, to provide by Univision, at no cost, for the promotion of certain businesses of the Group’s former Other Businesses segment. This advertising did not have commercial substance for the Group, as it was related to activities that were considered ancillary to Group’s normal operations in the United States. In 2024, royalties are included for use of brands provided to Ollamani (see Notes 3, 9 and 10).
(b)	Services rendered to Univision in 2024, 2023 and 2022. From 2022 include transmission costs of concession rights owned by the Group.
(c)	Services provided to Ollamani in 2024, to Univision in 2024, 2023 and 2022, and to a subsidiary of AT&T in 2023 and 2022. Until June 2024, AT&T was a related party (see Note 3).
(d)	The Group receives revenue from and is charged by affiliates for various services, such as: property and equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses. Includes administrative services to Triton, certain TelevisaUnivision and Ollamani companies.
(e)	In 2024, 2023 and 2022 the Cable and Sky segments recognized advertising revenue from TelevisaUnivision.
(f)	In 2024, 2023 and 2022, included interest income from GTAC and Televisa, S. de R.L. de C.V., the latter in connection with a long-term credit agreement with the Company, as described below.

(g)	In 2023 and 2022, Sky received services from a subsidiary of AT&T for play-out, uplink and downlink of signals.
(h)	Paid mainly to Univision and GTAC in 2022. The Group paid royalties to Univision for programming provided pursuant to a Mexico License Agreement, under which the Group had the right to broadcast certain Univision content in Mexico for the same term as that of the PLA. The Group paid these royalties through January 31, 2022, as a result of the TelevisaUnivision Transaction, which was closed on that date (see Notes 3, 9 and 10). It also included payments for telecom services to GTAC, payments for transmission rights to AT&T in 2023 and 2022, and the cost of programming of TelevisaUnivision for the Cable and Sky segments in 2024, 2023 and 2022.
(i)	Includes operating lease agreements with certain companies of TelevisaUnivision, Ollamani and Tritón.

Other transactions with related parties carried out by the Group in the normal course of business include the following:

(1)	Two Mexican banks have made loans to the Group. Some members of the Company’s Board serve or have served as Board members of these banks.
(2)	Several other current members of the Company’s Board serve as members of the Boards and/or are stockholders of other companies, some of which purchased advertising services from the Group in connection with the promotion of their respective products and services.
(3)	During 2024, 2023 and 2022, a professional services firm in which the current Secretary of the Company’s Board maintains an interest, provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.38,110, Ps.31,168 and Ps.16,861, respectively.
(4)	During 2024, 2023 and 2022, a professional services firm in which two current directors of the Company maintain an interest provided finance advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.18,815, Ps.17,068 and Ps.18,021, respectively.
(5)	In 2024, 2023 and 2022, the Group entered into contracts leasing office space directly or indirectly from certain of our directors and officers for an aggregate annual amount of Ps.27,743, Ps.32,263 and Ps.25,320, respectively.

During 2024, 2023 and 2022, the Group paid to its directors, alternate directors and officers an aggregate compensation of Ps.527,596, Ps.692,869 and Ps.963,254, respectively, for services in all capacities. This compensation included certain amounts related to the use of assets and services of the Group, as well as travel expenses reimbursed to directors and officers. Projected benefit obligations related to the Group’s directors, alternate directors and officers amounted to Ps.228,912, Ps.206,851 and Ps.178,340 as of December 31, 2024, 2023 and 2022, respectively. Cumulative contributions made by the Group to the pension and seniority premium plans on behalf of these directors and officers amounted to Ps.78,808, Ps.75,479 and Ps.64,042 as of December 31, 2024, 2023 and 2022, respectively. In addition, the Group has made conditional sales of the Company’s CPOs to its directors and officers under the LTRP.

In 2021, the Group established a deferred compensation plan for certain key officers of its Cable segment, which would be payable if certain revenue and income targets (as defined by the five-year plan) were met. The present value of this long-term employee benefit obligation as of December 31, 2022, amounted to Ps.337,450 and was presented in other long-term liabilities in the Group’s consolidated statement of financial position as of that date, and the related service net cost for the year ended December 31, 2022, amounted to Ps.129,810, and was classified in other expense, net, in the Group’s consolidated statement of income for the year ended on that date. In the fourth quarter of 2023, the Group’s management decided to substitute this deferred compensation plan for a compensation to key officers to be paid if specific objectives are met on an annual basis, as a part of a continuing cost reduction plan, and recognized a cancellation of the deferred compensation plan liability as other income in the Group’s consolidated statement of income for the year ended December 31, 2023 (see Note 22).

The balances of receivables and payables between the Group and related parties as of December 31, 2024 and 2023, were as follows:

	2024		2023
Current receivables:
Televisa, S. de R.L. de C.V. (“Televisa”) (1) (2)	Ps.	200,156	Ps.	1,044,105
Ollamani		30,179		—
Televisa Producciones, S.A. de C.V. (1)		24,020		182,218
ECO Producciones, S.A. de C.V. (1)		11,012		11,188
Tritón Comunicaciones, S.A. de C.V.		20,803		20,136
TelevisaUnivision		6,837		125,903
Cadena de las Américas, S.A. de C.V. (1)		—		8,273
Other		46,546		58,415
	Ps.	339,553	Ps.	1,450,238

Non-current receivables:
Televisa (1) (3)	Ps.	3,293,463	Ps.	4,630,459

Current payables:
Televisa (1) (2)	Ps.	195,820	Ps.	497,452
AT&T		—		29,384
TelevisaUnivision		—		14,024
Desarrollo Vista Hermosa, S.A. de C.V. (1)		—		7,631
Ollamani		4,841		—
Other		1,753		30,532
	Ps.	202,414	Ps.	579,023

(1)	An indirect subsidiary of TelevisaUnivision.
(2)	Receivables from Televisa included cost of transmission as of December 31, 2024 and 2023. Through December 31, 2023, receivables from Televisa were related primarily to transmission rights. Payables to Televisa were related primarily to programming services for our Cable and Sky segments.
(3)	In January 2022, Televisa entered into a long-term credit agreement with the Company in the principal amount of Ps.5,738,832, with a fixed annual interest rate of 10.2% through October 2023, and 12.8% thereafter. Under the terms of this agreement, principal and interest are payable at maturity on April 30, 2026, and prepayments of principal can be made by debtor at any time without any penalty . In 2023 and 2024, Televisa made prepayments of principal in the amounts of Ps.2,374,640 and Ps.1,817,076, respectively. During the years 2024 and 2023, amounts receivable from Televisa in connection with this long-term credit amounted to Ps.3,293,463 and Ps.4,630,459, respectively.

In connection with the TelevisaUnivision Transaction closed on January 31, 2022, the Group recognized as deferred revenue a prepayment made by TelevisaUnivision in the aggregate amount of U.S.$276.2 million (Ps.5,729,377), for the use of concession rights owned by the Group over a period ending in January 2042. The current and non-current portions of this deferred revenue amounted to Ps.287,667 and Ps.4,602,679, and Ps.287,667 and Ps.4,890,347, as of December 31, 2024 and 2023, respectively (see Notes 2 and 3).

All significant current account balances included in amounts due from related parties bear interest. In 2024 and 2023, the Group charged average interest rates of 12.0 % and 12.6%, respectively. Advances and receivables are short-term in nature; however, these current accounts do not have specific due dates.

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

21.	Cost of Revenues, Selling Expenses and Administrative Expenses

Cost of revenues include cost of acquired transmission rights at the moment of broadcasting, benefits to employees and post-employment benefits, network maintenance and interconnections, satellite links, depreciation of property, plant and equipment, leases of real estate property, and amortization of intangible assets.

Selling expenses and administrative expenses include primarily benefits to employees, sale commissions, post-employment benefits, share-based compensation to employees, depreciation of property, plant and equipment, leases of real estate property, and amortization of intangibles.

The amounts of depreciation, amortization and other amortization included in cost of revenues, selling expenses, administrative expenses and discontinued operations for the years ended December 31, 2024, 2023 and 2022, were as follows:

	2024		2023		2022
Cost of revenues	Ps.	16,403,197	Ps.	17,938,429	Ps.	17,545,471
Selling expenses		160,392		237,581		353,937
Administrative expenses		3,994,892		3,353,367		3,169,084
Discontinued operations		31,508		361,840		524,046
	Ps.	20,589,989	Ps.	21,891,217	Ps.	21,592,538

The amounts of expenses related to IFRS 16 included in cost of revenues, selling expenses and administrative expenses for the years ended December 31, 2024 and 2023, were as follows:

	2024		2023
Expenses relating to variable lease payment not included in the measurement of the lease liability	Ps.	281,709	Ps.	746,404
Expenses relating to short-term leases and leases of low-value assets		177,946		245,752
Total	Ps.	459,655	Ps.	992,156

Expenses related to short-term employee benefits, share-based compensation and post-employment benefits and incurred by the Group for the years ended December 31, 2024, 2023 and 2022, were as follows:

	2024		2023		2022
Short-term employee benefits	Ps.	12,768,333	Ps.	14,066,490	Ps.	13,616,440
Other short-term employee benefits		571,359		795,740		1,130,535
Share-based compensation		488,832		748,500		968,628
Post-employment benefits		135,731		87,657		151,389
Discontinued operations		2,044,661		1,494,544		1,699,381
	Ps.	16,008,916	Ps.	17,192,931	Ps.	17,566,373

2022 Labor Reform

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

22.	Other Expense, Net

Other (expense) income for the years ended December 31, 2024, 2023 and 2022, is analyzed as follows:

	2024		2023		2022
Impairment adjustments (1)	Ps.	(3,064,319)	Ps.	—	Ps.	—
Write-off of unrecoverable indirect taxes, net (2)		(1,151,869)		—		—
Legal and financial advisory and professional services (3)		(1,048,698)		(265,310)		(218,731)
Dismissal severance expense (4)		(776,069)		(1,003,358)		(115,974)
(Loss) gain on disposition of property and equipment		(622,233)		48,036		70,759
Surcharges for income taxes from prior years (5)		(405,916)		—		—
Donations (see Note 20)		(30,000)		(30,000)		(26,229)
Realized gain on sale of property (6)		2,582,339		—		—
Interest on Asset Tax recoverable from prior years		182,923		315,778		—
Expense related to Hurricane “Otis” (7)		—		(329,721)		—
Deferred compensation plan liability (8)		—		337,450		(129,810)
Gain on disposition of OCEN (9)		—		—		35,950
Lawsuit settlement agreement, net (10)		—		—		(425,762)
Other, net		(221,058)		13,324		(213,372)
	Ps.	(4,554,900)	Ps.	(913,801)	Ps.	(1,023,169)

(1)	In 2024, included impairment adjustments of Ps.450,000 of goodwill in the Cable segment and Ps.2,614,319, in connection with intangible assets with indefinite useful lives and other long-lived assets in the Sky segment (see Notes 2(s), 11,12 and 13).
(2)	In 2024 the Group made a net write-off of unrecoverable indirect taxes.
(3)

Included primarily advisory and professional services in connection with certain litigation, financial advisory, and other matters. In 2024, included a provision for legal expenses in the amount of Ps.772,157 (see Notes 3 and 20).

(4)	Included severance expense for dismissals of personnel in the Group´s Cable and Sky segments, as a part of a continued cost reduction plan.
(5)	In 2024, included surcharges for income taxes in connection with income tax assessments made by the Mexican Tax authority for prior years.
(6)

In 2023 some companies in the Group sold property to companies in the Group’s former Other Businesses segment, which gain on sale of property became realized on January 31, 2024, in connection with the Spin-off carried on by the Company on that date (see Note 3).

(7)	In 2023, includes non-recurring expense related to damage caused by Hurricane “Otis”.
(8)

In 2022, included the service cost of a long-term deferred compensation plan for certain officers of the Group’s Cable segment, which payment became payable when certain financial targets (as defined in the plan) were met. In the fourth quarter of 2023, the Group cancelled a deferred compensation plan for certain officers in the Group’s Cable segment and recognized an income for the write-off of the related liability (see Note 20).

(9)	In 2022, included a gain derived from an additional purchase price adjustment paid to the Company on disposition of its former 40% equity stake in OCESA Entretenimiento, S.A. de C.V.
(10)

In the fourth quarter 2022, the Company announced a settlement agreement for a class action lawsuit and recognized an expense of U.S.$21.5 million (Ps.425,762) resulting from a related provision for the amount to be paid by the Company, net of an expected insurance reimbursement (see Note 27).

23.	Finance Expense, Net

Finance (expense) income, net, for the years ended December 31, 2024, 2023 and 2022, included:

	2024		2023		2022
Interest expense (1)	Ps.	(7,975,554)	Ps.	(7,742,095)	Ps.	(9,529,207)
Other finance expense, net (2)		—		(134,847)		(110,739)
Foreign exchange loss, net (4)		(837,200)		(149,151)		(1,745,435)
Finance expense		(8,812,754)		(8,026,093)		(11,385,381)
Interest income (3)		3,343,856		3,180,192		2,129,011
Other finance income, net (2)		773,727		—		—
Finance income		4,117,583		3,180,192		2,129,011
Finance expense, net	Ps.	(4,695,171)	Ps.	(4,845,901)	Ps.	(9,256,370)

(1)

Interest expense for the years ended December 31, 2024, 2023 and 2022 included: (i) interest related to lease liabilities in accordance with the guidelines of IFRS 16 Leases (“IFRS 16”), in the aggregate amount of Ps.291,802, Ps.347,365 and Ps.358,997, respectively; (ii) interest related to satellite transponder lease agreement and other lease agreement that were recognized before adoption of IFRS 16, in the aggregate amount of Ps.177,128, Ps.202,864 and Ps.257,938, respectively; (iii) interest related to dismantling obligations incurred primarily in connection with the Group’s Cable segment networks, in the aggregate amount of Ps.58,051, Ps.61,762 and Ps.123,209, respectively; (iv) amortization of finance costs in the aggregate amount of Ps.144,212, Ps.147,165 and Ps.292,189, respectively; and (v) finance expense (income) related to prepayment of long-term debt in the aggregate amount of Ps.78,579 and Ps.(423,204), for the years ended December 31, 2024 and 2023, respectively (see Notes 2 and 14).

(2)	Other finance income or expense, net, included fair value net gain or loss from derivative financial instruments (see Note 15).
(3)	Interest income included primarily interest from cash equivalents.
(4)	Foreign exchange loss, net, for the years ended December 31, 2024, 2023 and 2022, resulted primarily from the depreciation and appreciation of the Mexican peso against the U.S. dollar, respectively, on the Group’s average U.S. dollar-denominated net liability and asset position, respectively, excluding designated hedging long-term debt of the Group’s investments in TelevisaUnivision and Open-Ended Fund (see Notes 2(e), 4 and 14). The exchange rate of the Mexican peso against the U.S. dollar was of Ps.20.8691, Ps.16.9325 and Ps.19.4760, as of December 31, 2024, 2023 and 2022, respectively.

24.	Income Taxes

The income tax benefit (expense) for the years ended December 31, 2024, 2023 and 2022, was comprised of:

	2024		2023		2022
Income taxes, current (1)	Ps.	(4,238,483)	Ps.	(1,771,404)	Ps.	(2,310,957)
Income taxes, deferred		3,549,896		(589,230)		3,663,846
	Ps.	(688,587)	Ps.	(2,360,634)	Ps.	1,352,889

(1)	The current income tax of Mexican companies payable in Mexico represented 99%, 96% and 90% of total current income taxes in 2024, 2023 and 2022, respectively.

The Mexican corporate income tax rate was 30% in 2024, 2023 and 2022.

The following items represent the principal differences between income taxes computed at the statutory rate and the Group’s provision for income taxes.

	%	%	%
	2024	2023	2022
Statutory income tax rate	30	30	30
Differences between accounting and tax bases, including tax inflation gain that is not recognized for accounting purposes	6	(15)	(15)
Taxes from prior years	(6)	(15)	(2)
Tax loss carryforwards	(51)	(21)	6
2014 Tax Reform	—	—	(1)
Foreign operations	14	(10)	(7)
Share of loss in associates and joint ventures, net	(4)	(20)	(13)
Reversal of impairment loss in investment in shares of TelevisaUnivision	—	—	2
Discontinued operations	—	—	10
Recovery of asset tax from prior years	2	7	—
Effective income tax rate	(9)	(44)	10

The Group has recognized benefits from tax loss carryforwards of Mexican companies in the Group as of December 31, 2024 and 2023, for which it is expected that they will be used before expiration based on tax projections. The years of expiration of these tax loss carryforwards as of December 31, 2024, are as follows:

	Tax Loss
	Carryforwards
	for Which
	Deferred Taxes
Year of Expiration	Were Recognized
2025	Ps.	11,897,746
2026		329,150
2027		236,307
2028		1,173,961
2029		1,971,490
Thereafter		6,963,569
	Ps.	22,572,223

As of December 31, 2024, tax loss carryforwards of Mexican companies in the Group for which deferred tax assets were not recognized amounted to Ps.20,429,815 and will expire between 2025 and 2034.

As of December 31, 2024, tax loss carryforwards of subsidiaries in Central America, the United States and Europe amounted to Ps.1,820,292, of which Ps.1,521,595 have no expiration date, and the remaining will expire between 2026 and 2037. The Group has not recognized any deferred tax assets in connection with these tax loss carryforwards.

During 2024, 2023 and 2022, certain Mexican subsidiaries utilized operating tax loss carryforwards in the amounts of Ps.2,848,729, Ps.1,656,195 and Ps.11,944,218, respectively.

The deferred income taxes as of December 31, 2024 and 2023, were principally derived from the following temporary differences and tax loss carryforwards:

	2024		2023
Deferred Income Tax Assets:
Accrued liabilities (1)	Ps.	3,058,391	Ps.	3,115,699
Allowance for expected credit losses		458,366		606,257
Customer advances		1,820,602		1,583,352
Property, plant and equipment, net		6,798,230		4,643,270
Financial expenses pending tax deduction		4,904,829		1,112,726
Investments		398		—
Tax loss carryforwards:
Operating		3,129,246		4,014,487
Capital (2)		3,642,421		5,823,813

Deferred Income Tax Liabilities:
Investments		—		(722,530)
Prepaid expenses and other items (1)		(824,656)		(476,430)
Derivative financial instruments		(550,399)		(44,618)
Intangible assets and transmission rights		(3,491,393)		(2,842,087)
Deferred income tax assets of Mexican companies		18,946,035		16,813,939
Deferred income tax assets of certain foreign subsidiaries		433,278		335,651
Deferred income tax assets, net	Ps.	19,379,313	Ps.	17,149,590

(1)	Includes deferred income taxes derived from right-of-use assets of Ps.864,910 and lease liabilities of Ps.147,618.
(2)	Includes the benefit from tax loss carryforwards derived from the disposal in 2014 of the Group’s investment in GSF, in the amount of Ps.2,925,086 and Ps.4,678,136, as of December 31, 2024 and 2023, respectively.

The deferred tax assets are from tax jurisdictions in which the Group considers that based on financial projections of its cash flows, results of operations, and synergies among companies in the Group, will generate taxable income in subsequent periods.

The gross roll-forward of deferred income tax assets, net, is as follows:

	2024		2023
At January 1	Ps.	17,149,590	Ps.	17,520,493
Statement of income (charge) credit		3,549,896		(589,230)
Other comprehensive income (“OCI”) credit		(457,913)		270,973
Retained earnings credit		(15,589)		55,004
Discontinued operations		5,151		(107,650)
Spun-off Businesses		(851,822)		—
At December 31	Ps.	19,379,313	Ps.	17,149,590

The roll-forward of deferred income tax assets and liabilities for the year 2024, was as follows:

			Credit		Credit
			(Charge) to		(Charge) to
			Consolidated		Consolidated				Credit
			Statement of		Statement of				(Charge)
			Income		Income				to OCI and
	At January 1,		(Continuing		(Discontinued		Spun-off		Retained		At December 31,
	2024		Operations)		Operations)		Businesses		Earnings		2024
Deferred Income Tax Assets:
Accrued liabilities	Ps.	3,115,699	Ps.	220,536	Ps.	—	Ps.	(277,844)	Ps.	—	Ps.	3,058,391
Allowance for expected credit losses		606,257		(104,516)		—		(43,375)		—		458,366
Customer advances		1,583,352		239,752		—		(2,502)		—		1,820,602
Property, plant and equipment, net		4,643,270		2,247,022		—		(92,062)		—		6,798,230
Financial expenses pending tax deduction		1,112,726		3,850,444		—		(58,341)		—		4,904,829
Investments		—		398		—		—		—		398
Tax loss carryforwards		9,838,300		(3,054,606)		—		(12,027)		—		6,771,667
Deferred income tax assets of foreign subsidiaries		335,651		97,627		—		—		—		433,278

Deferred Income Tax Liabilities:
Investments		(722,530)		657,628		—		—		64,902		—
Prepaid expenses and other items		(476,430)		(340,671)		5,151		(31,539)		18,833		(824,656)
Derivative financial instruments		(44,618)		51,456		—		—		(557,237)		(550,399)
Intangible assets and transmission rights		(2,842,087)		(315,174)		—		(334,132)		—		(3,491,393)
Deferred income tax assets, net	Ps.	17,149,590	Ps.	3,549,896	Ps.	5,151	Ps.	(851,822)	Ps.	(473,502)	Ps.	19,379,313

The roll-forward of deferred income tax assets and liabilities for the year 2023, was as follows:

			(Charge)
			Credit to
			Consolidated		Credit
			Statement of		(Charge)
			Income		to OCI and
	At January 1,		(Continuing		Retained		At December 31,
	2023		Operations)		Earnings		2023
Deferred Income Tax Assets:
Accrued liabilities	Ps.	4,312,485	Ps.	(1,196,786)	Ps.	—	Ps.	3,115,699
Allowance for expected credit losses		607,773		(1,516)		—		606,257
Customer advances		2,335,751		(752,399)		—		1,583,352
Property, plant and equipment, net		3,923,889		719,381		—		4,643,270
Financial expenses pending tax deduction		1,040,210		72,516		—		1,112,726
Tax loss carryforwards		10,116,568		(278,268)		—		9,838,300
Deferred income tax assets of foreign subsidiaries		246,813		88,838		—		335,651

Deferred Income Tax Liabilities:
Investments		(700,285)		(287,142)		264,897		(722,530)
Prepaid expenses and other items		(1,589,317)		1,138,068		(25,181)		(476,430)
Derivative financial instruments		(130,879)		—		86,261		(44,618)
Intangible assets and transmission rights		(2,642,515)		(199,572)		—		(2,842,087)
Deferred income tax assets, net	Ps.	17,520,493	Ps.	(696,880)	Ps.	325,977	Ps.	17,149,590

The tax (charge) credit of income taxes relating to components of other comprehensive income (loss), is as follows:

	2024
			Tax (Charge)
	Before Tax		Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	(62,779)	Ps.	18,833	Ps.	(43,946)
Exchange differences on translating foreign operations		285,502		2,683,967		2,969,469
Derivative financial instruments cash flow hedges		1,857,456		(557,237)		1,300,219
Open-Ended Fund		(66,098)		19,829		(46,269)
Other equity instruments		(202,208)		60,662		(141,546)
Share of income of associates and joint ventures		(7,061,676)		—		(7,061,676)
Other comprehensive income	Ps.	(5,249,803)	Ps.	2,226,054	Ps.	(3,023,749)
Current tax			Ps.	2,683,967
Deferred tax				(457,913)
			Ps.	2,226,054

	2023
			Tax (Charge)
	Before Tax		Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	83,935	Ps.	(25,181)	Ps.	58,754
Exchange differences on translating foreign operations		(758,835)		(1,975,708)		(2,734,543)
Derivative financial instruments cash flow hedges		(287,536)		86,261		(201,275)
Open-Ended Fund		(741)		222		(519)
Other equity instruments		(698,903)		209,671		(489,232)
Share of income of associates and joint ventures		4,278,531		—		4,278,531
Other comprehensive income	Ps.	2,616,451	Ps.	(1,704,735)	Ps.	911,716
Current tax			Ps.	(1,975,708)
Deferred tax				270,973
			Ps.	(1,704,735)

	2022
			Tax (Charge)
	Before Tax		Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	158,119	Ps.	(47,436)	Ps.	110,683
Exchange differences on translating foreign operations		(143,156)		(978,527)		(1,121,683)
Derivative financial instruments cash flow hedges		395,807		(118,742)		277,065
Open-Ended Fund		(131,957)		39,587		(92,370)
Other equity instruments		(906,658)		271,997		(634,661)
Share of income of associates and joint ventures		4,245,546		—		4,245,546
Other comprehensive income	Ps.	3,617,701	Ps.	(833,121)	Ps.	2,784,580
Current tax			Ps.	(978,527)
Deferred tax				145,406
			Ps.	(833,121)

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

International Taxation

In 2021, the Organization for Economic Co-operation and Development (the “OECD”) (i) announced the Inclusive Framework on Base Erosion and Profit Shifting which agreed to a two-pillar solution to address tax challenges arising from digitalization of the economy; and (ii) released Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large corporations at a minimum rate of 15%. The OECD continues to release additional guidance on the two-pillar framework with widespread implementation in 2024 and 2025.

The Mexican government has not issued yet a legislation introducing a 15% global minimum corporate income tax rate to be in line with the OECD Pillar Two Model. Accordingly, it is not possible to accurately quantify the impact for the Group of this OECD taxation framework at this stage. However, it is not expected that this taxation framework will have a material impact on the Group tax expense as the jurisdictions in which the Group operates are either not material for the purposes of this taxation framework or pay effective rates of tax over 15%. The Group has applied the mandatory exception to the requirements in IAS 12 Income Taxes that an entity does not recognize and does not disclose information about deferred tax assets and liabilities related to the OECD Pillar Two Model income taxes.

25.	Earnings or Loss per CPO/Share

Basic (Loss) Earnings per CPO/Share

For the years ended December 31, 2024 and 2023, the weighted average for basic (loss) earnings per CPO/Share of outstanding total shares, CPOs and Series “A,” Series “B,” Series “D,” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2024	2023
Total Shares	317,805,944	327,174,298
CPOs	2,235,675	2,316,161
Shares not in the form of CPO units:
Series “A” Shares	56,231,339	56,182,809
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

Basic (loss) earnings per CPO and per each Series “A,” Series “B,” Series “D,” and Series “L” Share (not in the form of a CPO unit) attributable to stockholders of the Company for the years ended December 31, 2024, 2023 and 2022, are presented as follows:

	2024				2023				2022
			Per				Per				Per
	Per CPO		Share (*)		Per CPO		Share (*)		Per CPO		Share (*)
Continuing operations	Ps.	(3.06)	Ps.	(0.03)	Ps.	(3.24)	Ps.	(0.03)	Ps.	(4.28)	Ps.	(0.03)
Discontinued operations		0.02		0.00		0.23		0.00		20.08		0.17
Basic (loss) earnings per CPO/Share attributable to stockholders of the Company	Ps.	(3.04)	Ps.	(0.03)	Ps.	(3.01)	Ps.	(0.03)	Ps.	15.80	Ps.	0.14

(*) Series “A,” “B,” “D,” and “L” Shares not in the form of CPO units.

Diluted (Loss) Earnings per CPO/Share

Diluted (loss) earnings per CPO and per Share attributable to stockholders of the Company are calculated in connection with CPOs and shares in the LTRP unless anti-dilutive.

For the years ended December 31, 2024 and 2023, the weighted average for diluted (loss) earnings per CPO/Share of outstanding total shares, CPOs and Series “A,” Series “B,” Series “D,” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2024	2023
Total Shares	340,621,798	343,520,658
CPOs	2,387,500	2,412,277
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

Diluted (loss) earnings per CPO and per each Series “A,” Series “B,” Series “D,” and Series “L” Share (not in the form of a CPO unit) attributable to stockholders of the Company for the years ended December 31, 2024, 2023 and 2022, are presented as follows:

	2024				2023				2022
			Per				Per				Per
	Per CPO		Share (*)		Per CPO		Share (*)		Per CPO		Share (*)
Continuing operations	Ps.	(3.06)	Ps.	(0.03)	Ps.	(3.24)	Ps.	(0.03)	Ps.	(4.28)	Ps.	(0.03)
Discontinued operations		0.02		0.00		0.23		0.00		20.08		0.17
Diluted (loss) earnings per CPO/Share attributable to stockholders of the Company	Ps.	(3.04)	Ps.	(0.03)	Ps.	(3.01)	Ps.	(0.03)	Ps.	15.80	Ps.	0.14

(*) Series “A,” “B,” “D,” and “L” Shares not in the form of CPO units.

26.	Segment Information

Reportable segments are those that are based on the Group’s method of internal reporting.

The Group is organized on the basis of services and products. The Group’s segments are strategic business units that offer different entertainment services and products.

On January 31, 2022, the Group’s former Content business and other related net assets were disposed of by the Group in conjunction with the TelevisaUnivision Transaction. Beginning in the first quarter of 2022, the Group’s operating results of its former Content business and other related net assets through January 31, 2022, were classified as discontinued operations, including the corresponding information for earlier periods . On January 31, 2024, the Company carried out the Spin-off of businesses and other related assets that were classified in the Group’s former Other Businesses segment. Beginning in the first quarter of 2024, the Group’s operating results of its Spun - off Businesses through January 31, 2024, were classified as discontinued operations, including the corresponding information for earlier periods (see Notes 3 and 28).

Through December 31, 2024, the Group’s reportable segments were as follows:

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

The table below presents information by segment and a reconciliation to consolidated total of continuing operations for the years ended December 31, 2024, 2023 and 2022:

			Intersegment		Consolidated		Segment
	Total Revenues		Revenues		Revenues		Income
2024:
Cable	Ps.	47,393,111	Ps.	166,906	Ps.	47,226,205	Ps.	18,485,611
Sky		15,337,288		302,629		15,034,659		4,672,316
Segment totals		62,730,399		469,535		62,260,864		23,157,927
Reconciliation to consolidated amounts:
Corporate expenses		—		—		—		(756,045)
Intersegment operations		(469,535)		(469,535)		—		(154,990)
Depreciation and amortization expense		—		—		—		(20,510,853)
Consolidated revenues and operating income before other expense		62,260,864		—		62,260,864		1,736,039	(1)
Other expense, net		—		—		—		(4,554,900)
Consolidated revenues and operating income	Ps.	62,260,864	Ps.	—	Ps.	62,260,864	Ps.	(2,818,861)	(2)

			Intersegment		Consolidated		Segment
	Total Revenues		Revenues		Revenues		Income
2023:
Cable	Ps.	48,802,544	Ps.	161,937	Ps.	48,640,607	Ps.	19,299,121
Sky		17,585,175		2,946		17,582,229		5,731,376
Segment totals		66,387,719		164,883		66,222,836		25,030,497
Reconciliation to consolidated amounts:
Corporate expenses		—		—		—		(1,031,223)
Intersegment operations		(164,883)		(164,883)		—		(120,366)
Depreciation and amortization expense		—		—		—		(21,107,312)
Consolidated revenues and operating income before other expense		66,222,836		—		66,222,836		2,771,596	(1)
Other expense, net		—		—		—		(913,801)
Consolidated revenues and operating income	Ps.	66,222,836	Ps.	—	Ps.	66,222,836	Ps.	1,857,795	(2)

			Intersegment		Consolidated		Segment
	Total Revenues		Revenues		Revenues		Income
2022:
Cable	Ps.	48,411,776	Ps.	131,559	Ps.	48,280,217	Ps.	20,505,283
Sky		20,339,038		3,487		20,335,551		6,416,270
Segment totals		68,750,814		135,046		68,615,768		26,921,553
Reconciliation to consolidated amounts:
Corporate expenses		—		—		—		(1,346,469)
Intersegment operations		(135,046)		(135,046)		—		(98,908)
Depreciation and amortization expense		—		—		—		(20,715,260)
Consolidated revenues and operating income before other expense		68,615,768		—		68,615,768		4,760,916	(1)
Other expense, net		—		—		—		(1,023,169)
Consolidated revenues and operating income	Ps.	68,615,768	Ps.	—	Ps.	68,615,768	Ps.	3,737,747	(2)

(1)	This amount represents income before other income or expense, net.
(2)	This amount represents consolidated operating income.

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

The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31, 2024, 2023 and 2022:

			Segment		Additions to
	Segment Assets		Liabilities		Property, Plant
	at Year-End		at Year-End		and Equipment
2024:
Continuing operations:
Cable	Ps.	108,166,544	Ps.	29,402,556	Ps.	7,374,382
Sky		18,718,922		8,758,504		1,514,062
Corporate asset		—		—		208,953
Total	Ps.	126,885,466	Ps.	38,161,060	Ps.	9,097,397

2023:
Continuing operations:
Cable	Ps.	115,906,063	Ps.	19,944,547	Ps.	11,243,950
Sky		22,737,294		7,778,956		2,657,041
Other Businesses		19,638,262		3,547,916		768,182
Corporate asset		—		—		38,843
Total	Ps.	158,281,619	Ps.	31,271,419	Ps.	14,708,016

2022:
Continuing operations:
Cable	Ps.	121,786,224	Ps.	23,278,943	Ps.	13,011,456
Sky		24,590,186		9,570,547		3,891,684
Other Businesses		16,285,203		3,779,852		273,881
Corporate asset		—		—		68,750
Disposed operations		—		—		69,616
Total	Ps.	162,661,613	Ps.	36,629,342	Ps.	17,315,387

Reconciliation of segment assets to total assets as of December 31, 2024 and 2023, is as follows:

	2024		2023
Segment assets:	Ps.	126,885,466	Ps.	158,281,619
Equity investments attributable to:
Cable		952,721		844,728
Other Businesses		—		245,411
Others (1)		2,757,701		2,597,756

Goodwill attributable to:
Cable		13,344,684		13,794,684
Others		110,314		110,314

Corporate assets:
Cash and cash equivalents		36,364,456		23,757,692
Other accounts receivable, net		3,827,795		183,982
Income taxes receivable and other recoverable taxes		1,593,254		5,006,836
Non-current account receivable due from related party		3,538,497		5,089,608
Equity investment in TelevisaUnivision		43,220,986		42,326,344
Property and equipment, net		2,700,730		2,863,187
Investment property, net		2,706,528		2,478,064
Intangible assets, net		5,013,835		29,774
Deferred income tax assets		6,400,422		4,115,297
Other corporate assets		2,240,507		944,961
Total assets	Ps.	251,657,896	Ps.	262,670,257

(1)	Includes investments that through January 31, 2024 were part of the Group’s former Other Businesses segment.

Equity method gain (loss) recognized in income for the years ended December 31, 2024, 2023 and 2022 attributable to equity investments in Cable, was Ps.32,171, Ps.(827) and Ps.38,833, respectively.

Equity method loss recognized in income for the years ended December 31, 2024, 2023 and 2022 attributable to equity investment in TelevisaUnivision, was Ps.(212,433), Ps.(4,095,851) and Ps.(7,418,536), respectively.

Equity method (loss) gain recognized in income for the years ended December 31, 2024, 2023 and 2022 attributable to other equity investments, was Ps.(2,315), Ps.10,050 and Ps.1,454, respectively.

Reconciliation of segment liabilities to total liabilities as of December 31, 2024 and 2023, is as follows:

	2024		2023
Segment liabilities	Ps.	38,161,060	Ps.	31,271,419
Debt not allocated to segments		90,376,976		85,885,859
Other corporate liabilities		11,424,235		10,840,546
Total liabilities	Ps.	139,962,271	Ps.	127,997,824

Geographical segment information:

					Additions to
			Segment Assets at		Property, Plant and
	Total Revenues		Year-End		Equipment
2024:
Mexico	Ps.	61,115,393	Ps.	110,590,724	Ps.	8,997,716
Other countries (1)		1,145,471		16,294,742		99,681
	Ps.	62,260,864	Ps.	126,885,466	Ps.	9,097,397
2023:
Mexico	Ps.	65,250,298	Ps.	144,856,678	Ps.	14,565,065
Other countries (1)		972,538		13,424,941		142,951
	Ps.	66,222,836	Ps.	158,281,619	Ps.	14,708,016
2022:
Mexico	Ps.	67,243,094	Ps.	149,520,957	Ps.	17,102,445
Other countries (1)		1,372,674		13,140,656		212,942
	Ps.	68,615,768	Ps.	162,661,613	Ps.	17,315,387

(1)	Central America is from which this revenue is derived.

Revenues are attributed to geographical segment based on the location of customers.

Disaggregation of Total Revenues

The table below presents total revenues of continuing operations for each reportable segment disaggregated by major service/product lines and primary geographical market for the years ended December 31, 2024, 2023 and 2022:

	Domestic		Abroad		Total
2024:
Cable:
Broadband Services (a)	Ps.	23,991,416	Ps.	—	Ps.	23,991,416
Digital TV Service (a)		12,988,987		—		12,988,987
Telephony (a)		2,964,230		—		2,964,230
Enterprise Operations		3,914,425		475,076		4,389,501
Advertising		1,958,989		—		1,958,989
Other Services		1,099,988		—		1,099,988
Sky:
DTH Broadcast Satellite TV (a)		13,722,312		665,409		14,387,721
Advertising		906,563		—		906,563
Pay-Per-View		38,018		4,986		43,004
Segment totals		61,584,928		1,145,471		62,730,399
Intersegment eliminations		(469,535)		—		(469,535)
Consolidated total revenues	Ps.	61,115,393	Ps.	1,145,471	Ps.	62,260,864

	Domestic		Abroad		Total
2023:
Cable:
Broadband Services (a)	Ps.	21,440,699	Ps.	—	Ps.	21,440,699
Digital TV Service (a)		15,025,051		—		15,025,051
Telephony (a)		4,464,983		—		4,464,983
Enterprise Operations		4,408,885		277,467		4,686,352
Advertising		2,162,410		—		2,162,410
Other Services		1,023,049		—		1,023,049
Sky:
DTH Broadcast Satellite TV (a)		15,805,972		687,994		16,493,966
Advertising		1,039,011		—		1,039,011
Pay-Per-View		45,121		7,077		52,198
Segment totals		65,415,181		972,538		66,387,719
Intersegment eliminations		(164,883)		—		(164,883)
Consolidated total revenues	Ps.	65,250,298	Ps.	972,538	Ps.	66,222,836

	Domestic		Abroad		Total
2022:
Cable:
Broadband Services (a)	Ps.	19,197,699	Ps.	—	Ps.	19,197,699
Digital TV Service (a)		16,054,150		—		16,054,150
Telephony (a)		5,380,078		—		5,380,078
Enterprise Operations		4,820,254		258,946		5,079,200
Advertising		2,073,346		—		2,073,346
Other Services		627,303		—		627,303
Sky:
DTH Broadcast Satellite TV (a)		17,970,812		1,101,419		19,072,231
Advertising		1,183,495		—		1,183,495
Pay-Per-View		71,003		12,309		83,312
Segment totals		67,378,140		1,372,674		68,750,814
Intersegment eliminations		(135,046)		—		(135,046)
Consolidated total revenues	Ps.	67,243,094	Ps.	1,372,674	Ps.	68,615,768

(a)	Digital TV Service revenues include revenue from leasing set-top equipment to subscribers in the Cable segment in the amount of Ps.8,131,852, Ps.5,880,517 and Ps.5,899,902, for the years ended December 31, 2024, 2023 and 2022, respectively. DTH Broadcast Satellite TV revenues include revenue from leasing set-top equipment to subscribers in the Sky segment in the amount of Ps.3,771,384, Ps.5,950,288 and Ps.7,783,254, for the years ended December 31, 2024, 2023 and 2022, respectively. Revenue from leasing set-top equipment to subscribers is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group’s property, plant and equipment and is leased to subscribers through operating lease contracts.

Revenues from external customers for the years ended December 31, 2024, 2023 and 2022 are presented by sale source, as follows:

	2024		2023		2022
Services	Ps.	50,128,039	Ps.	54,088,100	Ps.	54,572,404
Royalties		—		—		—
Goods		229,589		303,931		360,208
Leases (1)		11,903,236		11,830,805		13,683,156
Total	Ps.	62,260,864	Ps.	66,222,836	Ps.	68,615,768

(1)

This line includes primarily revenue from leasing set-top equipment to subscribers in the Cable and Sky segments, which is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group’s property and equipment and is leased to subscribers through operating lease contracts.

27.	Commitments, Lawsuit Settlement Agreement and Contingencies

Commitments

As of December 31, 2024, the Group had commitments for transmission rights to be acquired, mainly related to special events, in the aggregate amount of U.S.$460.7 million (Ps.9,613,479) with various payment commitments to be made between 2025 and 2031.

As of December 31, 2024, the Group had commitments in the aggregate amount of Ps.537,015, of which Ps.66,174, were construction commitments for technical facilities and building improvements, Ps.470,841, were commitments for the acquisition of software and related services.

As of December 31, 2024, in connection with a long-term credit facility, the Group had commitments to provide financing to GTAC in the principal amounts of U.S.$1.5 million (Ps.31,304) and Ps.39,629 in 2025 (see Note 10).

At December 31, 2024, the Group had the following aggregate minimum annual commitments (undiscounted) for the use of satellite transponders, which payments will be reimbursed by TelevisaUnivision as the final user of these satellite transponders:

	Thousands of
	U.S. Dollars
2025	U.S.$	5,823
2026		4,123
2027		4,091
2028		2,031
2029 and thereafter		2,370
	U.S.$	18,438

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

Infrastructure sharing – In addition to the previously imposed obligations regarding the sharing of passive infrastructure, the New Preponderance Measures have included the service of signal emissions only in the event that no passive infrastructure exists on the requested site. In addition, the New Preponderance Measures strengthen the supervision of the infrastructure services provided by the Group, including certain rules relating to the publicity of its tariffs. In addition, more specifications for the Electronic Management System (Sistema Electrónico de Gestión or “SEG”) as part of the new measures are included. Likewise, the IFT determined specific tariffs for our infrastructure offers.

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

The biannual review of the broadcasting sector preponderance rules that began in 2019 was concluded due to the resolution of the amparo. A new biannual review began in 2023 and ended in 2024. The modifications to the previous ruling include updating requirements and specific elements to be considered in the Public Offering of Passive Infrastructure and its SEG, including in connection with tariffs negotiation; the prohibition against acquiring Relevant Audiovisual Content on an exclusive basis continues unless the right to sublicense such content to other broadcasters in Mexico is acquired; and the addition of specific requirements for the provision of advertising services, particularly for the promotion of telecommunications services.

The Company will continue to assess the extent and impact of the various measures, terms, conditions and restrictive obligations in connection with its designation by IFT as Preponderant Economic Agent, including the revised preponderance measures that may arise from the 2023 biannual review that concluded in 2024, and will analyze carefully any actions and/or remedies (legal, business and otherwise) that the Company should take and/or implement regarding these matters.

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

In October 2022, the Company, Televisa (an indirect subsidiary of TelevisaUnivision) and certain subsidiaries of the Company in the Group’s Cable and Sky segments (the “Complainants”) obtained favorable amparo resolutions from a Federal specialized judge, ruling the determination by the IFT of substantial power in the market of restricted television and audio services in 35 municipalities of Mexico as a result of the acquisition of the residential optical fiber-to-the home and related assets from Axtel, S.A.B. de C.V., on 2018, to be unconstitutional. In the event the authority challenges this resolution, the Complainants would continue defending the judgment and will seek to extend the effects of its protection. On January 25, 2024, a Federal Court entered a final judgment ordering the IFT to revoke the resolution on substantial power. On March 6, 2024, in compliance with the ruling, the IFT left the substantial power resolution void and determined to close the file only for Televisa. The two remaining amparos are now under review by the competent court.

On June 21, 2024, the IFT notified the Company of a resolution through which such authority determined to repeal the determination that declared the Company, its concessionaires of restricted television and audio services and other entities as Economic Agent with Substantial Power in 35 relevant markets of restricted television and audio services. This, in compliance with guidelines issued by a federal court. With this resolution, a procedure initiated by the IFT to impose asymmetrical measures on the Company and its subsidiaries has also been repealed, and the measures provided in the current regulations for these purposes are no longer applicable.

Lawsuit Settlement Agreement

In the fourth quarter of 2022, the Company recognized a provision for the settlement of a class action lawsuit filed in 2018 in the U.S. District Court for the Southern District of New York, in the amount of U.S.$95.0 million (Ps.1,850,220), and a receivable for a related reimbursement in the amount of U.S.$73.5 million (Ps.1,431,486) to be funded by the Company’s insurance contracts. While the Company believed that the allegations in the case were without merit, it also believed that eliminating the distraction, expense and risk of continued litigation was in the best interest of the Company and its shareholders. The net amount of U.S.$21.5 million (Ps.425,762) was recognized in other expense in the Group’s consolidated statement of income for the year ended December 31, 2022, and paid by the Company in the second quarter of 2023 (see Note 22).

Contingencies

On April 27, 2017, the tax authorities initiated a tax audit to the Company, with the purpose of verifying compliance with tax provisions for the fiscal period from January 1 to December 31, 2011, regarding federal taxes as direct subject of Income Tax (Impuesto sobre la Renta or ISR), Flat tax (Impuesto Empresarial a Tasa Única) and Value Added Tax (Impuesto al Valor Agregado). On April 25, 2018, the authorities informed the observations determined as a result of such audit, that could entail a default on the payment of the abovementioned taxes. On May 25, 2018, by a document submitted before the authority, the Company asserted arguments and offered evidence to undermine the authority’s observations. On June 27, 2019, the Company was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.682 million for ISR. On August 22, 2019, the Company filed an administrative proceeding (recurso de revocación) against such tax liability, before the Legal area of the Tax Authorities. On July 7, 2023, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On September 4, 2023, a claim (juicio de nulidad) against the resolution issued in the referred administrative proceeding was filed in the Third Regional Court of Mexico City of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa), which is still pending of resolution. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests. As of December 31, 2024, this contingency amounted to Ps.908.4 million.

On August 12, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (Cablebox. S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 26 foreign trade operations carried out during fiscal year 2016. On April 30, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to non-compliance with the payment of the referred contributions. On April 30, 2020, the tax authority informed the facts and omissions detected during the development of the verification process, that could entail a default on several provisions of the Customs Act (Ley Aduanera). On June 2 and 29, 2020, by several documents submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s last partial record. On July 16, 2020 such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.290 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Norma Oficial Mexicana, or Official Mexican Standards (NOM-019-SCFI-1998), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On August 27, 2020, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests. As of December 31, 2024, this contingency amounted to Ps.546.2 million.

On July 29, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (CM Equipos y Soporte, S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 32 foreign trade operations carried out during fiscal year 2016. On July 10, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to a determination of non-compliance with the payment of the referred contributions. On August 21, 2020, through several documents submitted to the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s most recent partial record. On May 28, 2021, the subsidiary was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.256.3 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Normas Oficiales Mexicanas, or Official Mexican Standards (NOM-019-SCFI-1998, NOM-EM-015-SCFI-2015 and NOM-024-SCFI-2013), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On July 12, 2021, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests. As of December 31, 2024, this contingency amounted to Ps.477.1 million.

On March 29, 2022, the tax authority initiated a tax audit of a subsidiary of the Company (Cablemás Telecomunicaciones, S.A. de C.V.). The purpose of the tax audit was to verify compliance with tax provisions for the period from January 1 to December 31, 2016, regarding income tax as a direct subject. On March 23, 2023, the authority informed the relevant entity of the facts and omissions detected during the development of the verification process that could entail a default on the payment of the tax. On April 25, 2023, through several documents submitted to the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s report. On August 23, 2024, the referred subsidiary was notified of the outcome of the audit, determining a tax credit in the amount of Ps.214.3 million. On October 8, 2024, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in process of being resolved. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests. As of December 31, 2024, this contingency amounted to Ps.230.2 million.

The contingencies discussed in the previous paragraphs did not require the recognition of a provision as of December 31, 2024.

As the Company previously announced on August 30, 2024, a Department of Justice investigation of FIFA-related activity may have a material impact on the Company’s consolidated financial condition or results of operations. The Company cannot predict the outcome of the investigation or whether it will in fact have a material impact. The Company is cooperating with the investigation.

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

TelevisaUnivision Transaction

The operations of the Group’s former Content segment and feature-film production and distribution business were discontinued on January 31, 2022, in connection with the closing of the TelevisaUnivision Transaction. As a result, the Group’s consolidated statement of income for the year ended December 31, 2022, present the results of operations of the Group’s former Content segment and feature-film production and distribution business for the month ended January 31, 2022, and the gain on disposition of these businesses, as income from discontinued operations, net, for the year ended December 31, 2022 (see Note 3).

The total carrying amount of the consolidated net assets disposed of by the Group on January 31, 2022, in connection with the TelevisaUnivision Transaction is presented as follows:

	January 31,
	2022
ASSETS
Current assets:
Cash and cash equivalents	Ps.	1,890,141
Trade accounts and notes receivable, net		1,997,862
Other accounts, taxes receivable and notes receivable, net		2,388,939
Transmission rights and programming		7,162,846
Other current assets		2,312,941
Total current assets		15,752,729
Non-current assets:
Transmission rights and programming		8,513,024
Investments in financial instruments		1,721,654
Property, plant and equipment, net		3,955,680
Right-of-use assets, net		2,179,704
Intangible assets, net and goodwill		623,818
Deferred income tax assets		7,847,995
Other assets		9,716
Total non-current assets		24,851,591
Total assets		40,604,320

LIABILITIES
Current liabilities:
Current portion of lease liabilities		470,686
Trade accounts payable and accrued expenses		6,856,041
Customer deposits and advances		2,071,060
Due from related parties		5,383,763
Other current liabilities		1,983,995
Total current liabilities		16,765,545
Non-currents liabilities:
Lease liabilities, net of current portion		1,703,747
Post-employment benefits		1,105,376
Other non-current liabilities		4,246,327
Total non-current liabilities		7,055,450
Total liabilities		23,820,995
Other net assets		3,598,567
Total net assets	Ps.	13,184,758

Consideration received, satisfied in cash	Ps.	67,985,597
Cash and cash equivalents disposed of		(1,890,143)
Net cash inflows	Ps.	66,095,454

In connection with the TelevisaUnivision Transaction, the Group recognized an income from disposition of discontinued operations in the aggregate amount of Ps.93,066,741 in its consolidated statement of income for the year ended December 31, 2022, comprising a consideration in cash from TelevisaUnivision in the aggregate amount of U.S.$2,971.3 million (Ps.61,214,741); consideration in the form of common and preferred stock of TelevisaUnivision, in the aggregate amount of U.S.$1,500.0 million (Ps.30,912,000); and a cash consideration received from Tritón Comunicaciones, S.A. de C.V., a company of the Azcárraga family, in the amount of Ps.940,000, related to the purchase of the rights for the production of news content in Mexico. The gain on disposition of discontinued operations related to the TelevisaUnivision Transaction, net of income taxes, amounted to Ps.56,065,530, for the year ended December 31, 2022, and consisted of the total consideration received by the Group for the shares of those companies that were disposed of by the Group on January 31, 2022, and certain other net assets and rights that were transferred by the Group to TelevisaUnivision and Tritón, less the carrying amounts of these consolidated net assets as of January 31, 2022, and related expenses and income taxes incurred by the Group in connection with the TelevisaUnivision Transaction for the year ended December 31, 2022 (see Note 3).

Ollamani

The operations of most of the Group’s former Other Businesses segment were discontinued on January 31, 2024, in connection with the Spin-off of the Company carried out on that date and the Company’s distribution of the related Spun-off Businesses to Ollamani. As a result, the Group’s consolidated statements of income for the years ended December 31, 2024, 2023 and 2022, present as income from discontinued operations, net, the results of operations of the Spun-off Businesses for the month ended January 31, 2024, and the years ended December 31, 2023 and 2022 (see Notes 2 and 3).

The carrying amounts of the consolidated net assets distributed to Ollamani on January 31, 2024, in connection with the Company’s Spin-off carried out on that date, were as follows:

	January 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	Ps.	696,916
Trade accounts and notes receivable, net		514,284
Other accounts, taxes receivable and notes receivable, net		925,632
Inventories		130,645
Other current assets		587,439
Total current assets		2,854,916
Non-current assets:
Property and equipment, net		4,057,271
Right-of-use assets, net		982,190
Intangible assets, net		583,885
Deferred income tax assets		1,619,305
Other assets		15,466
Total non-current assets		7,258,117
Total assets		10,113,033

LIABILITIES
Current liabilities:
Current portion of lease liabilities		99,376
Trade accounts payable and accrued expenses		821,530
Customer deposits and advances		26,496
Income taxes payable		218,003
Employee benefits		182,394
Other current liabilities		47,320
Total current liabilities		1,395,119
Non-currents liabilities:
Lease liabilities, net of current portion		1,017,781
Post-employment benefits		55,000
Other non-current liabilities		340,435
Total non-current liabilities		1,413,216
Total liabilities		2,808,335
Total net assets	Ps.	7,304,698

The Group’s consolidated net assets of the Spun-off Businesses as of January 31, 2024, decreased the Group’s equity attributable to stockholders of the Company in the amount of Ps.7,304,698, as of that date (see Notes 17 and 18).

Income from discontinued operations, net, for the year ended December 31, 2024, 2023 and 2022, are presented as follows:

	2024		2023		2022
Net income from discontinued operations	Ps.	56,816	Ps.	628,116	Ps.	762,277
Gain on disposition of discontinued operations, net		—		—		56,065,530
Income from discontinued operations, net	Ps.	56,816	Ps.	628,116	Ps.	56,827,807

Gain on disposition of discontinued operations, net, for the year ended December 31, 2024, 2023 and 2022, is presented as follows:

	2024		2023		2022
Gain on disposition of discontinued operations before income taxes	Ps.	70,644	Ps.	945,727	Ps.	75,192,421
Income taxes		13,828		317,611		19,126,891
Gain on disposition of discontinued operations, net	Ps.	56,816	Ps.	628,116	Ps.	56,065,530

Income from discontinued operations, net, for the month ended January 31, 2024 and the years ended December 31, 2023 and 2022, are presented as follows:

	2024		2023		2022
Revenues	Ps.	439,479	Ps.	6,183,398	Ps.	7,984,625
Cost of revenues and operating expenses		375,677		5,397,390		7,112,467
Income before other income		63,802		786,008		872,158
Other (expense) income, net		(2,268)		20,460		170,903
Operating income		61,534		806,468		1,043,061
Finance income (expense), net		9,110		139,259		(88,219)
Income before income taxes		70,644		945,727		954,842
Income taxes		(13,828)		(317,611)		(192,565)
Income from discontinued operations, net	Ps.	56,816	Ps.	628,116	Ps.	762,277

Cash flows provided by (used in) discontinued operations for the month ended January 31, 2024 and the years ended December 31, 2023 and 2022:

	2024		2023		2022
Net cash (used in) provided by operating activities	Ps.	(170,212)	Ps.	791,780	Ps.	1,343,914
Net cash provided by investing activities		14,955		647,555		66,162,755
Net cash used in financing activities		(304,418)		(215,965)		(253,904)
Net cash flows	Ps.	(459,675)	Ps.	1,223,370	Ps.	67,252,765

29. Events after the Reporting Period

On January 28, 2025, the CNBV published rules for public companies in Mexico requiring the preparation of an annual report containing sustainability information in accordance with applicable IFRS Sustainability Disclosure Standards issued by the International Sustainability Standards Board (the “ISSB”). In accordance with these regulatory disclosure rules, the annual sustainability information for the year ending December 31, 2025, will begin to be reported by the Company in the second quarter of 2026, with an optional limited assurance report issued by an external auditor. The annual sustainability information for the year ending December 31, 2026, and subsequent years, will be reported by the Company in the second quarter following each year, with a limited and reasonable assurance report, respectively, issued by an external auditor. The Company’s management is assessing the impact that these regulatory disclosure rules will have on its 2025 annual financial reports and began to implement the guidelines of current and effective IFRS Sustainability Disclosure Standards issued by the ISSB for the year ending December 31, 2025, which are included in IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information and IFRS S2 Climate-related Disclosures.

On February 20, 2025, the Company’s Board of Directors approved a proposed dividend of Ps.0.35 per CPO payable in the second quarter of 2025, subject to approval of the Company’s stockholders.

On March 18, 2025, the Company repaid all of the amounts payable under the remaining 6.625% Senior Notes due 2025 in the aggregate amount of U.S.$226.7 million (Ps.4,036,014), including the principal amount of U.S.$219.4 million (Ps.3,906,655). This payment was hedged at an exchange rate of Ps.17.8028 per U.S. dollar.

On April 3, 2025, Sky prepaid all of the amounts payable under its long-term credit agreement in the aggregate principal amount of Ps.2,650,000, and entered into a new credit agreement with the same Mexican bank, aggregate principal amount, and maturity in December 2026 (the “2025 Sky Credit Agreement”), which includes a Ps.1,325,000 loan with an annual interest rate of 8.165%, and a Ps.1,325,000 loan with an annual interest rate of one-day funding TIIE plus 109 basis points. The 2025 Sky Credit Agreement requires Sky to maintain certain financial ratios related to indebtedness and interest expense. The Company is a guarantor of Sky’s obligations under the 2025 Sky Credit Agreement.

On April 29, 2025, the Company’s stockholders approved, among other resolutions, (i) the audited consolidated financial statements of the Company as of December 31, 2024, and for the year ended on that date; and (ii) the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO, which will be paid in May 2025.