Form 20-F
period 2025-12-31
GRUPO TELEVISA, S.A.B.
filed 2026-04-30
CIK 912892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025 was:

110,923,532,639 Series “A” Shares

47,871,844,833 Series “B” Shares

76,159,694,921 Series “L” Shares

76,159,694,921 Series “D” Shares

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

Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2025 and (ii) references to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “U.S. dollars,” “$” or “U.S.$” are to United States dollars.

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

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. We caution you that a number of important risks and uncertainties, including those discussed under “Key Information—Risk Factors”, could cause actual results to differ materially from those expressed in or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following risks, uncertainties and other factors:

●	economic and political developments and conditions and government policies in Mexico or elsewhere;
●	uncertainty in global financial markets;
●	the emergence of a new pandemic;

●	currency fluctuations or the depreciation of the Peso;
●	changes in inflation rates;
●	changes in interest rates;
●	the impact of existing laws and regulations, changes thereto or the imposition of new laws and regulations affecting our businesses, activities and investments;
●	the risk that our concessions may not be renewed;
●	the risk of loss of transmission or loss of the use of satellite transponders;
●	changes in customer demand;
●	effects of competition;
●	incidents affecting our network and information systems or other technologies;
●	the results of operations of TelevisaUnivision;
●	incidents that affect our network and information systems or other technologies; and
●	the other risks and uncertainties discussed under “Key Information—Risk Factors” and elsewhere in this report.

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

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

Selected Financial Data

The following tables present our selected consolidated financial information as of and for each of the periods indicated. This information is qualified in its entirety by reference to, and should be read together with, our audited consolidated year-end financial statements. The following data for each of the years ended December 31, 2025, 2024 and 2023 has been derived from our audited consolidated year-end financial statements, including the consolidated statements of financial position as of December 31, 2025, 2024 and 2023, the related consolidated statements of income or loss, comprehensive income or loss, changes in equity and cash flows for the years ended December 31, 2025, 2024 and 2023, and the accompanying notes appearing elsewhere in this annual report.

The selected consolidated financial information as of December 31, 2025, 2024 and 2023, and for the years ended December 31, 2025, 2024 and 2023, was prepared in accordance with IFRS Accounting Standards, as issued by the IASB.

The exchange rate used in translating Pesos into U.S. Dollars for calculating the convenience translations included in the following tables is determined by reference to the interbank free market exchange rate (the “Interbank Rate”), as reported by Banco Citi México, S.A., as of December 31, 2025, which was Ps.18.0165 per U.S. Dollar. This annual report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated. The Interbank Rate, as reported by Banco Citi México, S.A. as of March 31, 2026, was Ps.17.9460 per U.S. Dollar.

	Year Ended December 31,
	2025		2025		2024		2023(4)

	(Millions of U.S. Dollars or millions of Pesos)(1)
Statement of Income or Loss Data:
Revenues	U.S.$	3,268	Ps.	58,878	Ps.	62,261	Ps.	66,223
Operating income (loss)		235		4,225		(2,819)		1,858
Finance expense, net (2)		(230)		(4,140)		(4,695)		(4,846)
Net loss from continuing operations (4)		(496)		(8,935)		(8,385)		(9,435)
Income from discontinued operations, net (4)		—		—		57		628
Net loss		(496)		(8,935)		(8,328)		(8,807)
Net loss attributable to stockholders of the Company		(509)		(9,168)		(8,265)		(8,423)
Net income (loss) attributable to non-controlling interests		13		233		(63)		(384)
Basic loss per CPO attributable to stockholders of the Company of continuing operations (4)		—		(3.42)		(3.06)		(3.24)
Basic earnings per CPO attributable to stockholders of the Company of discontinued operations (4)		—		—		0.02		0.23
Basic loss per CPO attributable to stockholders of the Company (3)		—		(3.42)		(3.04)		(3.01)

	Year Ended December 31,
	2025		2025		2024		2023
Diluted loss per CPO attributable to stockholders of the Company of continuing operations (4)		—		(3.42)		(3.06)		(3.24)
Diluted earnings per CPO attributable to stockholders of the Company of discontinued operations (4)		—		—		0.02		0.23
Diluted loss per CPO attributable to stockholders of the Company (3)		—		(3.42)		(3.04)		(3.01)
Weighted-average number of shares outstanding (in millions) (3) (5)		—		313,478		317,806		327,174
Statement of Comprehensive Income or Loss Data:
Comprehensive loss	U.S.$	(440)	Ps.	(7,927)	Ps.	(11,352)	Ps.	(7,896)
Comprehensive loss attributable to stockholders of the Company		(453)		(8,158)		(11,281)		(7,466)
Comprehensive income (loss) attributable to non-controlling interests		13		231		(71)		(430)

	As of and for the Year Ended December 31,
	2025		2025		2024		2023
Statement of Financial Position Data:
Cash and cash equivalents and short-term investments	U.S.$	2,165	Ps.	39,005	Ps.	46,193	Ps.	32,586
Total assets		12,678		228,418		251,658		262,670
Current portion of long-term debt (6)		207		3,737		4,557		9,988
Interest payable (6)		79		1,425		1,675		1,507
Long-term debt, net of current portion (7)		4,566		82,257		98,398		78,548
Customer deposits and advances		53		958		1,130		1,392
Current portion of deferred revenue		16		288		288		288
Deferred revenue, net of current portion		240		4,315		4,603		4,890
Capital stock		218		3,934		3,934		4,723
Total equity (including non-controlling interests)		5,691		102,529		111,696		134,672
Shares outstanding (in millions) (5)		—		311,115		315,452		323,977
Statement of Cash Flow Data:
Net cash provided by operating activities	U.S.$	1,115	Ps.	20,092	Ps.	32,554	Ps.	15,201
Net cash used in investing activities		(1,237)		(22,290)		(9,010)		(15,758)
Net cash used in financing activities		(906)		(16,321)		(9,389)		(17,753)
(Decrease) increase in cash and cash equivalents		(1,032)		(18,586)		14,304		(18,545)
Other Financial Information:
Capital expenditures (8)	U.S.$	676	Ps.	12,187	Ps.	9,097	Ps.	14,708
Other Data (unaudited):
Number of employees (at year end)		—		26,599		28,038		32,932
Number of Satellite Pay Television RGUs (in thousands at year end) (9)		—		3,516		4,696		5,567
Number of Satellite Broadband Internet RGUs (in thousands at year end) (9)		—		225		351		515
Number of Satellite Mobile RGUs (in thousands at year end) (9)		—		9		16		33
Number of Residential Pay Television RGUs (in thousands at year end) (10)		—		3,647		3,847		4,059
Number of Residential Broadband Internet RGUs (in thousands at year end) (10)		—		5,673		5,626		5,678
Number of Residential Digital Telephony RGUs (in thousands at year end) (10)		—		5,552		5,383		5,351
Number of Residential Mobile RGUs (in thousands at year end) (10)		—		653		334		308

Notes to Selected Consolidated Financial Information:

(1)	Except per Certificado de Participación Ordinario, or CPO amounts, employees, and Revenue Generating Units, or RGUs. An RGU is defined as an individual service subscriber who is billable under each service (pay television, broadband internet and voice).
(2)	Includes interest expense, interest income, foreign exchange gain or loss, net, and other finance income or expense, net. See Note 23 to our consolidated year-end financial statements.
(3)	For further analysis of net earnings per CPO (as well as corresponding amounts per Series “A” Share not traded as CPOs), see Note 25 to our consolidated year-end financial statements. In April 2026 the Company’s stockholders did not approve the payment of any dividend. See Note 29 to our consolidated year-end financial statements. In April 2025, 2024 and 2023 the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO, respectively.
(4)	The consolidated statements of income or loss of the Group for the years ended December 31, 2024 and 2023, have been prepared to present the discontinued operations following the spin-off of most of the businesses of the Group’s former Other Businesses segment effective on January 31, 2024 (the “Spin-off”). Accordingly, the consolidated statement of income or loss of the Group for the year ended December 31, 2023 has been re-presented from that originally reported by the Company, to present in that year the results from discontinued operations of the businesses that were spun off by the Group on January 31, 2024.
(5)	As of December 31, 2025, 2024 and 2023, we had four classes of stock: Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares. Our shares are publicly traded in the United Mexican States, or Mexico, primarily in the form of CPOs, each CPO representing 117 shares comprised of 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares; and in the United States in the form of Global Depositary Shares, or GDSs, each GDS representing five CPOs. As of December 31, 2025, there were approximately 2,176.0 million CPOs issued and outstanding, each of which was represented by 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares, and an additional number of approximately 56,524.0 million Series “A” Shares, 0.2 million Series “B” Shares, 0.2 million Series “D” Shares and 0.2 million Series “L” Shares issued and outstanding (not in the form of CPO units). See Note 17 to our consolidated year-end financial statements.
(6)	The figures set forth in this line item are presented at amortized cost (principal amount, net of finance costs). Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2025 and 2024. See Notes 2(o) and 14 to our consolidated year-end financial statements.
(7)	The figures set forth in this line item are presented at amortized cost (principal amount, net of finance costs). See “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Indebtedness” and Note 14 to our consolidated year-end financial statements.
(8)	Capital expenditures are those investments made by us in property, plant and equipment. See “Information on the Company—Capital Expenditures”.
(9)	We have Satellite operations in Mexico, the Dominican Republic and Central America. The figures set forth in this line item represent the total number of RGUs (pay television, or pay-TV, broadband internet, digital telephony and mobile services) for Innova at the end of each year presented. For a description of Innova’s business and results of operations and financial condition, see “Information on the Company—Business Overview—Our Operations—Telecom—Satellite”.
(10)	RGUs provided by the Company in our Residential operations (pay-TV, broadband internet, digital telephony and mobile services). For example, a single subscriber paying for cable television, broadband internet, digital telephony and mobile services represents four RGUs. We believe it is appropriate to use the number of RGUs as a performance measure for the Company’s Residential operations given that these provide other services in addition to pay-TV. See “Operating and Financial Review and Prospects—Results of Operations—Summary of Business Segment Results” and “Information on the Company—Business Overview—Our Operations—Telecom—Residential”.

Dividends

Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the Series “A” Shares and Series “B” Shares voting together, generally, but not necessarily, on the recommendation of the board of directors (the “Board of Directors”), as well as a majority of the Series “A” Shares voting separately. Emilio Azcárraga Jean controls the largest single block of the Series “A” Shares and, as a result of such control, both the amount and the payment of dividends may be influenced by his vote. See “Major Stockholders and Related Party Transactions—The Major Stockholders”. On March 25, 2004, our Board of Directors approved a dividend policy under which we currently intend to pay an annual ordinary dividend of Ps.0.35 per CPO. On April 26, 2023, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,053.4 million, which represents a payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 26, 2024, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,019.0 million, which represents a payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. On April 29, 2025, at our general stockholders’ meeting, our stockholders approved a cash distribution to stockholders of up to Ps.1,019.0 million, which represents a payment of our ordinary dividend of Ps.0.35 per CPO, equivalent to Ps.0.002991452991 per share. The Board of Directors did not propose the payment of a 2026 dividend for approval of the Company’s general stockholders’ meeting held on April 28, 2026, as we are analyzing opportunities in the Mexican telecommunications sector, deleveraging transactions and investments in our business (including for general corporate purposes). All of the recommendations of the Board of Directors related to the payment and amount of dividends were voted on and approved at the applicable general stockholders’ meetings.

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

Economic Conditions in Mexico and Elsewhere May have a Material Impact on our Operations and Financial Condition

Mexico has historically experienced uneven periods of economic growth. Mexican gross domestic product, or GDP, increased by 3.2% in 2023, increased by 1.2% in 2024 and increased by 0.8% in 2025. Mexican GDP fell short of the Mexican government forecast in 2025 and, according to analysts, Mexican GDP is expected to increase by 1.5% in 2026. We cannot be sure that these estimates and forecasts will prove to be accurate.

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

In response to the Russian invasion of Ukraine, many jurisdictions, including the United States, United Kingdom, and European Union (“E.U.”), have imposed sanctions, export controls, import bans, new investment prohibitions, and other trade restrictions on Russia. While Mexico has thus far refrained from imposing such trade restrictions against Russia, the conflict in Ukraine and related sanctions against Russia may affect international macroeconomic conditions. Other geopolitical events, including the tentative ceasefire between the United States, Israel and Iran, and other conflicts in the Middle East, may also affect international macroeconomic conditions. In addition, increasing geopolitical fragmentation, including tensions between the United States and China, export controls, industrial policies and the reconfiguration of global supply chains, may result in sustained volatility in capital flows to emerging markets, including Mexico. Although Mexico has been viewed as a potential beneficiary of nearshoring trends, there can be no assurance that anticipated foreign direct investment or supply chain relocations will materialize as expected. Heightened risk aversion toward emerging markets or a slowdown in global economic activity could adversely affect Mexico’s economic growth, investor confidence and access to international capital markets, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Any of these factors would negatively affect the market value of our securities and make it more difficult for us to access capital markets and finance our operations in the future, which could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and the market price of our securities.

On December 7, 2023, the governments of the United States and Mexico signed a Memorandum of Intent expressing their desire to cooperate on best practices on foreign investment screening. While Mexico has not yet begun the process of establishing a foreign investment review regime comparable to the Committee on Foreign Investment in the United States (CFIUS), it could do so in the future and any such regime could affect the ability of foreign investors to invest in Mexican businesses, which could adversely affect our business, financial condition and results of operations.

Our profitability is affected by numerous factors including reductions in demand for the Telecom services that we provide. The demand for our products and services in Mexico, the United States and in the other countries in which we operate may be adversely affected by the tightening of credit markets and economic downturns. We depend on the demand from customers in Mexico, the United States and the other countries in which we operate, and reduced consumer spending that falls short of our projections could adversely impact our revenues and profitability.

Any renegotiation of trade agreements or changes in foreign policy by the current administration may affect macroeconomic variables critical to Mexico’s economic stability, such as interest rates, exchange rates and inflation. The Mexican government could also implement retaliatory actions, such as imposing restrictions on Mexican imports of U.S. products or on Mexican exports to the United States.

These actions and their economic and political consequences may have an adverse effect on the Mexican economy, which in turn could impact our business, financial condition, results of operations and prospects. We cannot assure that developments in trade and tariff policies will not have a material adverse effect on our business, financial condition, results of operations and/or our ability to make payments under our financial obligations. See “—Renegotiation of the Trade Agreements or Other Changes in Foreign Policy by the Presidential Administration in the United States Could Adversely Affect Imports and Exports Between Mexico and the United States and Other Economic and Geopolitical Effects may Adversely Affect Us.”

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

Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Our Company and Others to Convert Pesos into U.S. Dollars or Other Currencies, Which Could Adversely Affect Our Business, Financial Condition or Results of Operations

The Peso has been subject to significant appreciation or depreciation against the U.S. Dollar in the past and may be subject to significant fluctuations in the future. A significant portion of our indebtedness and a significant amount of our costs are U.S. Dollar-denominated, while our revenues are primarily Peso-denominated. As a result, decreases in the value of the Peso against the U.S. Dollar could cause us to incur foreign exchange losses, which could reduce our net income.

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

An Increase in Interest Rates in the United States Could Adversely Impact the Mexican Economy and May Have a Negative Effect on Our Financial Condition or Performance

A decision by the U.S. Federal Reserve to increase applicable interest rates for banks’ reserves may lead to a general increase in interest rates in the United States. During the year ended December 31, 2025, the U.S. Federal Reserve decreased interest rates. However, there can be no assurance that the U.S. Federal Reserve will not maintain or make additional upwards adjustments to the current federal funds rate in the future to mitigate inflationary pressures. Changing interest rates may have unpredictable effects on markets, may result in heightened market volatility and may detract from our performance to the extent we are exposed to such interest rates and/or volatility. An increase in general interest rates may redirect the flow of capital from emerging markets into the United States because investors may be able to obtain greater risk-adjusted returns in larger or more developed economies than in Mexico. Thus, companies in emerging market economies such as Mexico could find it more difficult and expensive to borrow capital and refinance existing debt. This may negatively affect our potential for economic growth and our ability to refinance our existing debt and could materially adversely affect our business, financial condition, results of operations, cash flows, prospects and the market price of our shares.

Renegotiation of the Trade Agreements or Other Changes in Foreign Policy by the Presidential Administration in the United States Could Adversely Affect Imports and Exports Between Mexico and the United States and Other Economic and Geopolitical Effects May Adversely Affect Us

In recent years there has been significant uncertainty regarding U.S. policies relating to trade, tariffs, immigration and foreign affairs, including with respect to Mexico. The current U.S. administration has adopted and proposed a range of trade measures that have affected, and may continue to affect the relationship between Mexico and the United States, including the level and terms of cross-border trade.

In addition, other U.S. government policies could also adversely affect economic conditions in Mexico. Because the Mexican economy is strongly influenced by economic conditions in the United States, changes in U.S. trade, tax, border, immigration or foreign policy, as well as political and economic developments in either country, could adversely affect Mexico’s economy, foreign direct investment, supply chains and the level of imports and exports, which in turn could adversely affect our business, financial condition, results of operations, cash flows and prospects.

Since early 2025, the United States has announced, imposed, modified, suspended and replaced a variety of tariff measures affecting imports from multiple countries, including Mexico. The announced tariffs on imports from Mexico and Canada are subject to adjustments and exemptions, including for certain goods qualifying for preferential treatment under the United States, Canada, and Mexico signed the United States-Mexico-Canada Agreement (the “USMCA”). In February 2026, however, the U.S. Supreme Court struck down significant portions of the U.S. administration’s tariff program adopted under the International Emergency Economic Powers Act. The U.S. administration subsequently replaced those measures with a temporary 10% global import duty for up to 150 days under a different statutory authority while pursuing additional tariff actions and trade investigations under other laws. Continued changes in the scope, legal basis, duration or enforcement of these tariff measures, as well as uncertainty regarding future U.S. trade policy, could adversely affect trade flows, costs, customer demand, supply chains and the economic conditions in the United States, Mexico and other markets in which we operate.

In addition, sector-specific trade measures and enforcement action remain in effect and may be maintained, expanded or more aggressively enforced. These include tariffs and restrictions affecting, among other sectors, steel, aluminum and certain derivative products, as well as automobiles, automobile parts and other manufactured goods. Any continuation, expansion or stricter enforcement of such measures could increase costs, reduce competitiveness, disrupt cross-border manufacturing and logistics, and negatively affect Mexican exports and regional supply chains.

On September 30, 2018, Mexico, Canada and the United States reached an agreement on the terms of the USMCA, which replaced NAFTA. Mexico ratified the USMCA on June 19,2019, the United States ratified it on January 16, 2020, Canada ratified it on March 13, 2020 and the USMCA entered into force on July 1, 2020. The USMCA includes a 16-year “review and term extension” mechanism, requiring the parties to conduct a joint review on the sixth anniversary of its entry into force on July 1, 2026. Such review may lead to a potential renegotiation and could introduce new terms that could impact Mexico’s economy and job creation. In preparation for that review, the United States Trade Representative initiated a formal public consultation process in September 2025 and announced a public hearing as part of that process. In Mexico, the Ministry of Economy (Secretaría de Economía), also initiated a consultation process with stakeholders and, on March 9, 2026, presented the results of public consultations regarding the 2026 review of the USMCA. While the outcome of the upcoming review is uncertain, any unfavorable changes in the terms of the USMCA or other trade agreements could adversely affect our business operations and financial performance.

High Inflation Rates in Mexico May Decrease Demand for Our Services While Increasing Our Costs

In the past, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 4.7% in 2023, 4.2% in 2024 and 3.7% in 2025 and is projected to be 4.2% in 2026. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the United States. High inflation rates can adversely affect our business, financial condition and results of operations.

High Interest Rates in Mexico Could Increase Our Financing Costs

During the past year, Mexican interest rates increased in line with global market movements. The interest rates on 28-day Mexican government treasury securities averaged 11.1%, 10.7% and 8.1% for 2023, 2024 and 2025, respectively. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flow.

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

For example, in 2024, the Executive Power submitted to the Mexican Congress, which subsequently approved, a package of constitutional amendments including (i) significant amendments to the Mexican judicial system, which includes the election of judges, federal magistrates supreme court justices by popular vote, (ii) the elimination of autonomous governmental bodies, (iii) the transfer of the National Guard (Guardia Nacional) to the Ministry of Defense (Secretaría de Defensa) and (iv) the reform of the constitutional supremacy, which limits the judicial system’s faculties to review, challenge and ultimately invalidate constitutional reforms.

As part of the significant amendments to the Mexican judicial system, judicial elections were held in June 2025, resulting in the replacement of a significant number of federal and local judges, including members of the Supreme Court, with additional positions expected to be filled through 2027. The newly elected Supreme Court took office on September 1, 2025, with a reduced composition of nine justices. In addition, a number of Mexican states have adopted constitutional amendments reflecting similar changes at the local level.

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

In addition, such conflicts have been exacerbated in recent years by consecutive annual increases to the minimum wage, including a 12% increase effective January 1, 2025, and, effective January 1, 2026, a further 13% increase to the general minimum wage and a 5% increase to the special minimum wage applicable in Mexico’s Northern Border Free Zone. These developments have led workers and labor unions to demand more significant benefits and higher salary increases than in prior years, which could in turn increase our operational expenses.

As of December 31, 2025, approximately 37.68% of our employees were represented by unions. We cannot predict how these developments may affect our results of operations or financial condition. Any increased demands by our unionized workers may lead to higher labor costs, which could have a negative impact on our financial condition and results of operations.

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

On January 15, 2026, amendments to the Mexican Federal Labor Law were enacted to expressly incorporate in the concept of decent work the labor performed under conditions that respect human dignity. The reform strengthens the legal framework by establishing an explicit prohibition of workplace violence and discrimination, imposing on employers a duty to prevent such conduct, and recognizing equal working conditions and safe work environments for all employees. This reform imposes additional obligations on employers to prevent violations of applicable laws.

Furthermore, on March 3, 2026, a reform to the Political Constitution of the United Mexican States regarding the reduction of working hours was published in the Official Gazette of the Federation and entered into force on the day following its publication, establishing that the standard workweek shall be 40 hours and that such reduction will be implemented gradually. In addition, amendments to the Federal Labor Law aimed at reducing working hours and establishing additional regulations in this regard are currently pending completion of the corresponding legislative process. These amendments related to working hours could significantly impact labor planning, scheduling, and operating costs, with potential implications for the Company’s competitiveness in the Mexican market.

Finally, several additional legislative proposals are under consideration, including increases to the statutory Christmas bonus (aguinaldo), extensions of paternity leave, the introduction of new mandatory rest days, maternity premiums, and paid bereavement leave. These potential reforms, individually or collectively, could have a material adverse impact on our financial condition and results of operations.

Mexico has Experienced a Period of Increased Criminal Activity and Such Activities Could Adversely Affect Our Financing Costs and Exposure to Our Customers and Counterparties

During recent years, Mexico has experienced periods of increased criminal activity and violence, primarily due to organized crime. In February 2026, clashes between organized crime factions and federal authorities in Jalisco and Guanajuato occurred and resulted in periods of instability, disrupting commercial and logistics activities in such areas. We cannot assure you to what extent these violent crimes will continue to increase or decrease, whether they will continue to expand throughout Mexico and if they will have further adverse effects on Mexico’s economy. These activities, as well as the escalation of and the violence associated with such activities, could have a material adverse impact on the business environment in which we operate, and therefore on our financial condition and results of operations.

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

On December 20, 2024, a constitutional reform on organic simplification (the “Constitutional Amendment”) was published in the Official Gazette of the Federation, dissolving seven autonomous authorities, including the Federal Economic Competition Commission (“COFECE”) and the Federal Telecommunications Institute (“IFT”). Pursuant to the Constitutional Amendment, on July 16, 2025, the Mexican Federal Antitrust Law (Ley Federal de Competencia Económica) was amended and a new Telecommunications and Broadcasting Law (Ley en Materia de Telecomunicaciones y Radiodifusión or “LMTR”) was published, repealing the Federal Telecommunications and Broadcasting Law in force since 2014. On October 16, 2025, the National Antitrust Commission (Comisión Nacional Antimonopolio or “CNA”) was created as a decentralized authority organized under the Ministry of Economy (Secretaría de Economía), with operational and technical autonomy. Similarly, on October 17, 2025, the Telecommunications Regulatory Commission (Comisión Reguladora de Telecomunicaciones or “CRT”) started operations as the sole authority in telecommunications and broadcasting, assuming the attributions, obligations and powers of the extinct IFT, with the exception of antitrust proceedings, which are continued by the CNA. Unlike the IFT, the CRT is not a constitutionally autonomous body and falls under the Federal Executive Branch through the Agencia de Transformación Digital y Telecomunicaciones (the “ATDT” or the “Agency”).

Aside from the Antitrust Commission’s organic statute – which establishes the internal rules for its operation – no secondary antitrust regulations have been issued as of the date of this Form 20-F, and the regulatory provisions, guidelines, and other instruments previously issued by COFECE remain in force to the extent they do not conflict with the amended Mexican Federal Antitrust Law.

The amended Mexican Federal Antitrust Law, the LMTR, including their regulations, as well as the conditions and measures imposed by the CRT or the CNA, as applicable, may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions or determine the rates we charge for our services and products or the manner in which we provide our products or services. Approval of the CNA is required to acquire certain businesses or enter into certain joint ventures. There can be no assurance that in the future the CNA will authorize certain acquisitions or joint ventures related to our businesses, the denial of which may adversely affect our business strategy, financial condition and results of operations. The CRT or the CNA, as applicable, may also impose conditions, obligations and fines that could adversely affect some of our activities, our business, financial condition and results of operations. See “—Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Business, Financial Condition and Results of Operations”.

As a result of the amendments to the Mexican Constitution and the former Ley Federal de Telecomunicaciones y Radiodifusión, or Telecommunications and Broadcasting Federal Law (the “LFTR”), relating to telecommunications, television, radio and antitrust, concessions for the use of spectrum are now only granted through public bid processes.

Article 15-A of the Ley del Seguro Social, or the Social Security Law, could materially adversely affect our business, financial condition and results of operations. Article 15-A provides that a company that receives personnel services from a third party is jointly bound to comply with the obligations related to social security that have to be fulfilled by such personnel services providers for the benefit of their respective employees. Article 15-A also requires the Company to send a list to the Instituto Mexicano del Seguro Social, or the Social Security Mexican Institute, of all agreements entered into with personnel services providers.

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

The economic plan for 2025 did not include any changes to the Mexican Income Tax Law, the Mexican Value Added Tax Law or the Mexican Federal Tax Code. The withholding income tax rate applicable to payments of interest made by Mexican financial entities did not change from 2024 and remained at 0.50% in 2025.

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

The Amendment of Various Provisions of the Mexican Constitution Related to Telecommunications, and the LMTR, May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Our Business Segment

On December 20, 2024, a constitutional reform on organic simplification, the Constitutional Amendment, was published in the Official Gazette of the Federation, dissolving seven autonomous authorities, including the COFECE and the IFT. Pursuant to the Constitutional Amendment, on July 16, 2025, the Mexican Federal Antitrust Law (Ley Federal de Competencia Económica) was amended and a new Telecommunications and Broadcasting Law, the LMTR, was published, repealing the Federal Telecommunications and Broadcasting Law in force since 2014. On October 16, 2025, the CNA was created as a decentralized authority organized under the Ministry of Economy (Secretaría de Economía), with operational and technical autonomy. Similarly, on October 17, 2025, the CRT started operations as the sole authority in telecommunications and broadcasting, assuming the attributions, obligations and powers of the extinct IFT, with the exception of antitrust proceedings, which are continued by the CNA. Unlike the IFT, the CRT is not a constitutionally autonomous body and falls under the Federal Executive Branch through the ATDT. The CRT retains authority to impose measures on dominant and preponderant economic agents; however, for any dominance declarations, the CNA must request a technical opinion from the CRT. No secondary antitrust regulations have been issued as of today, and the regulatory provisions, guidelines, and other instruments previously issued by COFECE remain in force to the extent they do not conflict with the amended Mexican Federal Antitrust Law.

Any regulations related to the LMTR that could be issued by the President of Mexico and the new regulator, as applicable, or amendments to the LMTR and certain actions to be taken under the new regulatory framework from time to time, affect or could significantly and adversely affect the business, results of operations and financial condition of certain of our subsidiaries that hold concessions and/or provide services in the areas of broadcasting, cable and telecommunications.

The LMTR establishes that measures taken or decisions issued by CRT are not subject to judicial stay. Therefore, subject to limited exceptions, until a decision, action or omission by CRT is declared void or unconstitutional by a competent court through a binding and final judgment, CRT’s decision, action or omission will be valid and will have full legal effect.

As a result of the must-offer and must-carry regulations issued by the former IFT, starting on September 10, 2013, our concessionaries of broadcast services have been required to permit pay-TV concessionaries to retransmit broadcast signals, free of charge and on a non-discriminatory basis, within the same geographic coverage area simultaneously and without modifications, including advertising, and with the same quality of the broadcast signal, except in certain specific cases provided in the transitory Articles of the June 2013 Telecom Reform (the “Telecom Reform”). Also, since September 10, 2013, our pay-TV concessionaires are required to retransmit broadcast signals of free television concessionaires, free of charge and on a non-discriminatory basis, subject to certain exceptions and additional requirements provided for in the Telecom Reform.

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

On March 6, 2014, the former IFT issued a decision (the “Preponderance Decision”) whereby it determined that we, together with other entities with concessions to provide broadcast television, including some of our subsidiaries, are preponderant economic agents in the broadcasting sector in Mexico (together, the “Preponderant Economic Agent”). As part of the transaction consummated on January 31, 2022 (the “TelevisaUnivision Transaction”), Televisa, S. de R.L. de C.V. (“TVSA”), an entity formerly owned by the Company and now the operator of TelevisaUnivision’s Content business in Mexico, executed third party programming agreements with the Company’s entities that hold the broadcasting concessions. As a result of the TelevisaUnivision Transaction, TVSA is also part of the Preponderant Economic Agent.

The Preponderance Decision imposes on the Preponderant Economic Agent various measures, terms, conditions and restrictive obligations, including the following:

●	Infrastructure sharing — The Preponderant Economic Agent must make its passive broadcasting infrastructure available to third-party concessionaires of broadcast television for commercial purposes in a non-discriminatory and non-exclusive manner, with the exception of broadcasters that, at the time the measures enter into force, have 12 MHz or more of radioelectric spectrum in the geographic area concerned. Such passive broadcasting infrastructure includes, among others, non-electronic elements at transmitting locations, rights of way, ducts, masts, trenches, towers, poles, security, sites, land, energy sources and air conditioning system elements. This action may result in the Preponderant Economic Agent being bound to incur substantial additional costs and obligations in complying with this requirement, as well as affecting the results of operations. Furthermore, this measure will facilitate the entry and expansion of new competitors in the broadcasting industry without such competitors having to incur costs or investment expenses that new businesses in this industry otherwise would have made and which we incurred in the past and will continue incurring in the future in order to remain competitive. A first infrastructure offer with the terms and conditions to make our passive broadcasting infrastructure available to third-party concessionaires was published on our website on December 19, 2014 and was valid until December 31, 2016. This was succeeded by a second infrastructure offer, which we published on our website on November 30, 2016 and which was effective as of January 1, 2017. This was succeeded by a third infrastructure offer, which we published on our website on November 30, 2017 and was valid from January 1, 2018 until December 31, 2019, which was declared unconstitutional by the Supreme Court on November 26, 2019. This was succeeded by a fourth infrastructure offer, which we published on our website on November 30, 2019, to be effective from January 1, 2020 through December 31, 2021. This was succeeded by a fifth infrastructure offer, which we published on our website on November 30, 2021, effective from January 1, 2022 through December 31, 2023. This was succeeded by a sixth infrastructure offer, which we published on our website on December 1, 2023, effective from January 1, 2024 through December 31, 2025. This was succeeded by a seventh infrastructure offer, which we published on our website on December 1, 2025, effective from January 1, 2026 through December 31, 2027. The price to be paid by the concessionaires for the use of our infrastructure on the seventh infrastructure offer is subject to negotiation. As of the date of this report, we have not received any request from third-party concessionaries regarding such infrastructure offer; however, we are unable to predict the impact of the use of the seventh infrastructure offer on our businesses, results of operations and financial conditions of certain of our subsidiaries that hold concessions and/or provide services in the areas of broadcasting and telecommunications.
●	Advertising sales — According to the Preponderance Decision, the Preponderant Economic Agent must deliver to CRT the terms and conditions of its broadcast advertising services and fee structures, including commercials, packages, discount plans and any other commercial offerings and publish them on its webpage. The Preponderant Economic Agent also must make publicly available on its website its forms of contracts and terms of sale for each service. Based on this decision, the Preponderant Economic Agent is expressly prohibited from refusing to sell advertising and/or discriminating with respect to the advertising spaces being offered. If CRT considers that the Preponderant Economic Agent has failed to comply with the foregoing, CRT may order the Preponderant Economic Agent to make its advertising spaces available, which, in turn, could affect the ability of the Preponderant Economic Agent to carry out its advertising sales plans in an efficient and competitive manner, affecting its operating results. This provision may also affect the ability of the Preponderant Economic Agent to offer competitive rates to its customers.

●	Prohibition on acquiring certain exclusive content — The Preponderant Economic Agent may not acquire transmission rights, on an exclusive basis, for any location within Mexico with respect to certain relevant content, determined by the former IFT, now the CRT, in the “Ruling whereby IFT identifies the relevant audiovisual contents in terms and for the purposes of the fourth measure and the second transitory article of the fourth attachment of the Telecommunication Preponderance Decision and the Broadcasting Preponderance Decision”, or the Relevant Content Ruling, which list may be updated every two years by CRT. Relevant content is defined as programs with a high expected level of regional or national audience and with unique characteristics that in the past have generated high levels of national or regional audiences. The Relevant Content Ruling identified certain programs that would be considered relevant content, namely, Mexican national soccer team games, the opening and closing ceremonies of the Olympic Games, the opening and closing ceremonies and semifinals and finals of the FIFA World Cup, and the finals of the Mexican Soccer League. Also, on November 14, 2018, the former IFT updated the list, eliminating the opening and closing ceremonies of the Olympic Games and adding 16 matches of the FIFA World Cup, semifinals of the Mexican Soccer League and the Super Bowl. This Ruling applies to the Preponderant Economic Agents and may limit the ability of the Preponderant Economic Agents to negotiate and have access to this content and could affect their ability to acquire content in the medium and long term, which could significantly and adversely affect their revenues and results of operations from the sale of advertising, as well as the quality of the programming offered for their audiences.
●	Over-the-air channels — When the Preponderant Economic Agent offers any of its over-the-air channels, or channels that have at least 50% of the programming that is broadcast daily between 6:00 a.m. and midnight on such channels, to its affiliates, subsidiaries, related parties or third parties, for distribution through a different technological platform than over-the-air broadcast television, the Preponderant Economic Agent must offer these channels to any other person that asks for distribution over the same platform as the Preponderant Economic Agent has offered, on the same terms and conditions. Also, if the Preponderant Economic Agent offers a package of two or more of these channels, it must also offer them in an unpackaged form upon request.
●	Prohibition on participating in “buyers’ clubs” or syndicates to acquire audiovisual content, without CRT’s (formerly IFT’s) prior approval — The Preponderant Economic Agent may not enter into or remain a member of any “buyers’ club” or syndicates of audiovisual content unless it has received the prior approval of CRT. A “buyers’ club” is defined as any arrangement between two or more economic agents to jointly acquire broadcast rights to audiovisual content in order to obtain better contractual terms. This may result in the Preponderant Economic Agent not having exclusive access to certain audiovisual content and consequently its audiences may move to other broadcast television transmissions or other technological platforms that transmit such content. It may also result in its acquisition costs significantly increasing, which can affect business strategy, financial condition and results of operations.

On February 27, 2017, as part of the biennial review of the broadcasting sector preponderance rules, the former IFT amended various measures, terms, conditions and restrictive obligations (the “New Preponderance Measures”) as follows:

●	Infrastructure sharing — In addition to the previously imposed obligations regarding the sharing of passive infrastructure, the New Preponderance Measures have (i) included the service of signal emissions in the event that no passive infrastructure exists on the relevant requested site, which was declared unconstitutional by the Supreme Court on November 26, 2019; (ii) strengthened the supervision of services provided by the Preponderant Economic Agent and tariff arrangements made with its clients; (iii) included certain rules relating to publicity of its tariffs; and (iv) included a new electronic management system. Under the New Preponderance Measures, the former IFT determined specific tariffs for our third and fourth infrastructure offers.
●	Prohibition on acquiring certain exclusive content — This measure has been modified by enabling the Preponderant Economic Agent to acquire relevant content under certain circumstances as long as it obtains the sublicense of such transmission rights to the other broadcasters of over-the-air television in Mexico on non-discriminatory terms.
●	Advertising sales — The former IFT modified this measure by including specific requirements to the Preponderant Economic Agent in its provision of over the air advertising services, particularly to telecommunications companies, which include (i) publishing and delivering to the former IFT specific information regarding tariffs, discount plans, contracting and sales terms and conditions, contract forms and other relevant practices; and (ii) prohibiting discrimination, refusals to deal, conditioned sales and other conditions that inhibit competition. The Preponderant Economic Agent also has to provide very detailed information to the former IFT on a recurrent basis of over the air advertising services related to telecommunications companies.

●	Accounting separation — We, as the Preponderant Economic Agent, are required to implement an accounting separation methodology following the criteria defined by the former IFT for those purposes, which criteria were published in the Diario Oficial de la Federación, or the Official Gazette of the Federation, on December 29, 2017. Such criteria were amended by a first amendment published on October 29, 2018, where the former IFT simplified some reporting obligations for accounting separation for entities that are part of the Preponderant Economic Agent, other than our subsidiaries. Furthermore, a second amendment was published on December 19, 2019, where the former IFT deferred the deadline for the filing of the accounting separation exercises for the fiscal years 2017 and 2018 to July 31, 2019, which we filed timely. We timely filed the accounting separation methodology for fiscal years 2020, 2021, 2022, 2023 and 2024 and have begun the process of the accounting separation methodology for fiscal year 2025, which will be filed with IFT later in 2026.

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

The biennial review of the broadcasting sector preponderance rules that began in 2019 was concluded due to the resolution of the amparo. A new biennial review began in 2023 and on April 30, 2024, the former IFT notified the Company of the ruling of their biennial review proceeding to modify, add, and remove some of the existing preponderance measures in the broadcasting sector. The modifications to the previous ruling include: updating requirements and specific elements to be considered in the Public Offering of Passive Infrastructure and its Electronic Management System (SEG), including in connection with tariffs negotiation; the continuation of the prohibition to acquire Relevant Audiovisual Content on an exclusive basis, unless the right to sublicense such content to other broadcasters in Mexico is acquired; and the addition of specific requirements for the provision of advertising services, particularly for the promotion of telecommunications services.

The Telecom Reform of 2014 provided for a public bid or auction to grant licenses to establish the National Digital Networks. The “Auction Program for Digital Television Broadcast Frequencies” took place in 2014 and the first part of 2015. See “—Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”.

The LMTR provides that integrated sole concessions will be renewed for terms equal to the maximum terms for which they could be granted, namely, up to 30 years. To request the renewal of a concession, a concession holder must: (i) file its request with CRT one year prior to the beginning of the fifth period of the term of the concession; (ii) comply with its obligations established in the applicable laws and in the concession title; and (iii) accept the new conditions that CRT may impose. In such cases, CRT will issue its ruling within 180 days following the date the concession holder files the renewal request. If CRT does not issue its ruling within 180 days, the renewal will be automatically granted.

In the case of concessions for the use of radio-electric spectrum, the maximum term of renewal is 20 years. Renewal of concessions for the use of spectrum require, among others: (i) that the concessionaire submit the renewal request to the CRT, in the case of broadcasting services, no later than six months prior to the expiration of the term of the relevant concession; (ii) that the concessionaire be in compliance with its obligations under the LMTR, other applicable regulations, and the concession title; (iii) a determination by the CRT, within thirty business days following the submission of the request, as to whether there is a public interest in recovering the spectrum granted under the relevant concession, in which case the CRT will notify the concessionaire and the concession will terminate upon expiration of its term; and (iv) if no such public interest exists, the granting of the requested extension, subject to the concessionaire’s prior acceptance of the new conditions established by the CRT, which will include the payment of a corresponding fee. To our knowledge, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in the past several years for public interest reasons; however, the Company is unable to predict the outcome of any action by CRT in this regard.

The former IFT has approved the renewal of the concession titles for the use of spectrum for the broadcast television signals known as Las Estrellas, Canal 5, NU9VE, Foro TV and other local television stations, for a term of 20 years after the existing expiration dates, as well as the issuance of concessions that grant the authorization to provide digital broadcasting television services.

As part of our expansion of our cable networks, on December 17, 2018, we acquired FTTH de México, S.A. de C.V., or FTTH, under the provisions set forth in transitory Article 9 of the former LFTR. On May 8, 2019, the former IFT launched an investigation to analyze if, as a result of the transaction, the Company and TVSA acquired substantial power in the market of telecommunications networks providing voice, data or video services. On September 4, 2019, the former IFT Investigative Authority issued a preliminary opinion, whereby it assessed that there were elements to determine that the Company had substantial power in 35 relevant markets of the telecommunications networks that provide restricted television and audio services. Those relevant markets comprise 35 municipalities in the following States: Aguascalientes, Chihuahua, Ciudad de México, Estado de México, Jalisco, Nuevo León and San Luis Potosí. As a response to the preliminary opinion, the Company presented its position and provided evidence to prove that the Company does not hold substantial power in the relevant markets established in the preliminary opinion. On November 26, 2020, the former IFT notified the Company of the final resolution confirming the existence of substantial power in the 35 relevant markets of restricted television and audio services. Consequently, on December 17, 2020, the Company filed three amparos challenging the constitutionality of the resolution. In October 2022, TVSA, the Company and some subsidiaries of the Company’s former Cable and Sky businesses obtained favorable amparo resolutions from a specialized federal judge which determined that the resolution of the former IFT about the substantial power on the restricted services of the television and audio market in 35 municipalities in Mexico, after the acquisition of the direct to home fiber-optic and assets related to Axtel, S.A.B. de C.V. in December 2018, was unconstitutional. On January 24, 2024, a Federal Court resolved through a final resolution from the amparo of TVSA and instructed the former IFT to revoke the substantial power resolution. On March 6, 2024, as a result of the amparo resolution, the former IFT revoked the substantial power resolution and determined to close the file only for TVSA. On May 16, 2024, a Federal Court ruled on the amparo proceedings of the Company and some subsidiaries of its former Cable and Sky businesses, ordering the former IFT to repeal the determination that declared the Company, its concessionaires of restricted television and audio services and other entities as Economic Agent with Substantial Power in the 35 relevant markets of restricted television and audio services. On June 21, 2024, the former IFT notified the Company of such repeal ruling in compliance with the guidelines issued by the Federal Court. With this resolution, the procedure initiated by the former IFT to impose asymmetric measures on the Company and its subsidiaries was also repealed, and the measures provided in the current regulations for these purposes are no longer applicable. Some of the consequences derived from the determination of substantial market power are applicable as a matter of law and others may be imposed by CRT, formerly IFT, in a new procedure in accordance with the LFTR, now the LMTR; these may consist of: (i) the obligation to obtain CRT’s approval and to register the rates for our services; (ii) to inform the CRT in case of the adoption of new technology or modifications to the network; (iii) the agent with substantial power may not be entitled to the benefits of some rules of the “must carry” and “must offer” provisions; and (iv) the implementation of accounting separation.

In October 2022, the Company, TVSA and certain subsidiaries of the Company’s former Cable and Sky segments (the “Complainants”) obtained favorable amparo resolutions from a specialized federal judge. The resolutions ruled that the former IFT’s determination regarding substantial power in the market of restricted television and audio services in 35 Mexican municipalities, following the acquisition of Axtel, S.A.B. de C.V.’s residential optical fiber-to-the-home and related assets in 2018, was unconstitutional. In 2024, a federal court issued final resolutions instructing the former IFT to revoke the substantial power resolution. As a result of the amparo resolution, the former IFT revoked the substantial power resolution and determined to close the file for TVSA, the Company and some of the subsidiaries of the Company’s former Cable and Sky businesses.

Overall, the Telecom Reform, the LMTR and secondary regulations already issued and to be issued by the executive power or the Mexican Congress, as applicable, as well as any actions taken by the new regulator, may increase our operating costs and interfere with our ability to provide, or prevent us from offering, some of our current or future services.

The transition to the new regulatory entities could introduce further uncertainty regarding compliance obligations, competitive conditions, and market dynamics, all of which may materially affect our business and financial performance. As the legislative and regulatory landscape continues to evolve, we will closely monitor any changes that may impact our business operations, including potential amendments to the LMTR and new enforcement mechanisms established by the restructured regulatory framework.

See “Information on the Company—Business Overview—Regulation—Telecom and Broadcasting Regulations”.

Risk Factors Related to Our Major Stockholders

Emilio Azcárraga Jean Has and Will Have Substantial Influence Over Our Management and the Interests of Mr. Azcárraga Jean may Differ from Those of Other Stockholders

We have four classes of stock: Series “A” Shares, Series “B” Shares, Series “D” Shares, and Series “L” Shares. Emilio Azcárraga Jean, directly and indirectly through a trust for his benefit (the “Azcárraga Trust”), beneficially owns 48.7% of the outstanding Series “A” shares, 3.4% of the outstanding Series “B” shares, 3.5% of the outstanding Series “D” shares and 3.5% of the outstanding Series “L” shares of the Company. As a result, Emilio Azcárraga Jean controls the vote for electing directors of such shares. The Series “A” Shares beneficially owned by Emilio Azcárraga Jean constitute a majority of the Series “A” Shares whose holders are entitled to vote because non-Mexican holders of CPOs or GDSs are not permitted to vote the underlying Series “A” Shares in accordance with the trust agreement governing the CPOs and the Company’s bylaws. Accordingly, and so long as non-Mexicans own more than a minimal number of Series “A” Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors. See “Major Stockholders and Related Party Transactions—The Major Stockholders”.

As Controlling Stockholder, Emilio Azcárraga Jean Has the Ability to Influence Our Ability to Raise Capital, Which Would Require Us to Seek Other Financing Arrangements

Emilio Azcárraga Jean has the voting power to influence our efforts to raise money through equity offerings. Mr. Azcárraga Jean has informed us that if we conduct a primary sale of our equity, he would consider exercising his pre-emptive rights, to the extent available, to purchase a sufficient number of additional Series “A” Shares in order to maintain such power. In the event that Mr. Azcárraga Jean is unwilling to subscribe for additional shares and/or influences the vote for any such action and results in preventing us from raising money through equity offerings, we would need to raise money through a combination of debt or other forms of financing, which we may not obtain, or if so, possibly not on favorable terms.

Risk Factors Related to Our Business

The Operation of Our Business May Be Adversely Affected if the Mexican Government Does Not Renew or Revokes Our Broadcast or Other Concessions

On December 20, 2024, the Constitutional Amendment was published in the Official Gazette of the Federation, dissolving seven autonomous authorities, including COFECE and IFT. Pursuant to the Constitutional Amendment, on July 16, 2025, the Mexican Federal Antitrust Law was amended and a new Telecommunications and Broadcasting Law (LMTR) was published, repealing the Federal Telecommunications and Broadcasting Law in force since 2014. On October 16, 2025, the CNA was created as a decentralized authority organized under the Ministry of Economy (Secretaría de Economía), with operational and technical autonomy. Similarly, on October 17, 2025, the CRT started operations as the sole authority in telecommunications and broadcasting, assuming the attributions, obligations and powers of the extinct IFT, with the exception of antitrust proceedings, which are continued by the CNA. Unlike the IFT, the CRT is not a constitutionally autonomous body and falls under the Federal Executive Branch through the ATDT.

We hold a number of concessions from the former IFT (previously from Secretaría de Comunicaciones y Transportes or SCT) to broadcast programming over television stations, and to provide telecommunication services. In November 2018, all of our digital broadcast television concessions were renewed and, as a consequence, the former IFT delivered to the Company concessions (i) for the use of spectrum until 2042 and (ii) that grant the authorization to provide digital broadcasting television services until 2052. See “—Risk Factors Related to Mexico—Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue”. The expiration dates of our cable concessions range from 2026 to 2059 and our DTH concessions expire between 2030 and 2056. Cablevisión, S.A. de C.V. (“Cablevisión”) obtained a telecommunications concession expiring in 2029, which changed to an integrated sole concession in 2019, but kept its original term. In September 2022, Cablevisión began the process of extending the term of the integrated sole concession title granted in May 2019, and through a resolution dated June 7, 2023, the Plenary of the former IFT authorized the extension of the term of the Cablevisión integrated sole concession for an additional 30 years beginning in September 2029. Consequently, in August 2023, the former IFT delivered to Cablevisión a new integrated sole concession title that authorizes Cablevisión for such additional period.

The LMTR provides that integrated sole concessions will be renewed for terms equal to the maximum terms for which they could be granted, namely, up to 30 years. To request the renewal of a concession, a concession holder must: (i) file its request with CRT one year prior to the beginning of the fifth period of the term of the concession; (ii) comply with its obligations established in the applicable laws and in the concession title; and (iii) accept the new conditions that CRT may impose. In such cases, CRT will issue its ruling within 180 days following the date the concession holder files the renewal request. If CRT does not issue its ruling within 180 days, the renewal will be automatically granted.

In the case of concessions for the use of radio-electric spectrum, the maximum term of renewal is 20 years. Renewal of concessions for the use of spectrum require, among others: (i) that the concessionaire submit the renewal request to the CRT, in the case of broadcasting services, no later than six months prior to the expiration of the term of the relevant concession; (ii) that the concessionaire be in compliance with its obligations under the LMTR, other applicable regulations, and the concession title; (iii) a determination by the CRT, within thirty business days following the submission of the request, as to whether there is a public interest in recovering the spectrum granted under the relevant concession, in which case the CRT will notify the concessionaire and the concession will terminate upon expiration of its term; and (iv) if no such public interest exists, the granting of the requested extension, subject to the concessionaire’s prior acceptance of the new conditions established by the CRT, which will include the payment of a corresponding fee. To our knowledge, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in the past several years for public interest reasons; however, the Company is unable to predict the outcome of any action by CRT in this regard.

See “—Risk Factors Related to Mexico—Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “—Risk Factors Related to Mexico—The Amendment of Various Provisions of the Mexican Constitution Related to Telecommunications, and the LMTR, May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Our Business Segment”.

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

Our pay-TV companies face competition from IPTV, AVOD or over-the-top (“OTT”) providers such as Netflix, Disney+, Claro Video, Prime Video (Amazon), HBO Max, Apple TV+ and YouTube among others, as well as from other pay-TV operators such as Dish México, Total Play, Megacable and other cable television companies.

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

Any Incidents Affecting Our Network and Information Systems or Other Technologies Could Have an Adverse Impact on Our Business, Reputation and Results of Operations

Our business operations rely heavily on network and information systems and other technology systems, including cloud computing. We also rely on our information technology systems and those from third parties. Incidents affecting these systems, such as cyber-attacks, malware (including deployment of ransomware), phishing and social engineering compromises, denial of service attacks and other destructive or disruptive activities, process breakdowns, outages, or malicious or accidental release of information may lead to a disruption of our operations, improper disclosure of personal data of clients, subscribers, or employees, or other privileged or confidential information, or unauthorized access to our digital content or any other type of intellectual property. It is common for a company such as ours to be subjected to continuous attempted cyber-attacks or other malicious efforts designed to cause a cybersecurity incident, and we have in the past experienced such attempts and resulting incidents from time to time. Such attempts, if successful, could lead to interruptions of our business and damage our reputation and may require us to expend substantial resources on litigation, regulatory investigation and enforcement, and forensic investigation and remediation costs, and could therefore have a material adverse effect on our business, including our strategy, reputation, results of operations, and financial condition. We continue to work closely with our external advisors to prevent cybersecurity incidents, and to invest in maintaining and improving our cybersecurity resilience, and the Company’s cybersecurity risks, and mitigation actions are monitored by the Information Security group and referred to the Audit Committee that reports to our Board of Directors. However, we cannot assure that we or our respective third-party service providers will not experience any future security breaches, cyber-attacks or unauthorized disclosures. The tools and methods used by hackers and cyber criminals (such as the increasing use of artificial intelligence (“AI”)), including emerging technology such as generative AI, are augmenting cybercriminal capabilities, enabling more sophisticated and scalable attacks (for instance, phishing and social engineering). There can be no assurance that our or our third-party service providers’ preventative efforts can fully prevent or mitigate all such incidents or be successful in avoiding harm to our business in the future.

Use of Artificial Intelligence in Our Operations Could Result in Reputational or Competitive Harm, Legal or Regulatory Liability and Adverse Impacts on Our Results of Operations

We have incorporated, and expect to continue to incorporate in the future, AI technologies into our operations and product offerings. The use of AI involves various risks and challenges that could adversely affect our business, financial condition or results of operations. We currently use AI technologies, including those licensed from third parties in our business to increase efficiency in our internal operations. We also leverage large language models to offer letizzia, an AI-powered chatbot assistant, on our izzi website to improve customer service efficiency and experience. The development and deployment of AI technologies (including technologies developed or deployed by third-party vendors) involve inherent technical complexities and uncertainties, and these technologies may encounter unexpected technical difficulties, disruptions, outages, loss of data, and limitations or errors, including inaccuracies in data processing or flawed algorithms, which we may not be able to detect or control and could compromise the reliability and effectiveness of our products and services incorporating such systems.

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

We have implemented additional controls to address the inherent risks of adopting and using AI technologies. These include the formation of an AI Working Group (the “AI Working Group”), an interdisciplinary group responsible for the oversight, evaluation, strategic alignment, and regulatory and ethical compliance of all AI-related initiatives within the Company. The AI Working Group establishes guidelines and initial directives for the responsible, ethical, legal and secure use of AI-based tools within the organization, including generative AI and AI agents. Additionally, all projects, initiatives, and technology requirements implementing AI are reviewed by our cybersecurity team to guarantee the proper implementation of controls and the safeguarding of the Group’s information.

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

A growing number of global jurisdictions have passed and/or are considering legislation implementing privacy and data protection requirements that could increase the cost and complexity of delivering our products and services. For example, in Mexico, the Federal Law on Protection of Personal Data Held by Private Persons (Ley Federal de Protección de Datos Personales en Posesión de los Particulares, or LFPDPPP) protects personal data collected by us and, among other things, requires that we ensure the confidentiality of information received from customers. The privacy regime in Mexico has been subject to recent changes. On December 20, 2024, a decree was published to dissolve the National Institute for Transparency, Access to Information, and Personal Data Protection (INAI). Its responsibilities for transparency and personal data protection were transferred to the Ministry of Anticorruption and Good Governance (formerly the Ministry of Public Function). The specific department overseeing data protection is the Personal Data Protection Unit. Mexico’s data protection framework remains in force, including the LFPDPPP, which was amended on March 20, 2025; however, its implementing Regulations are still pending to be published. In the meantime, the instruments issued by the former INAI continue to serve as non-binding guidance, including the Privacy Notice Guidelines. On June 30, 2025, the Federal Official Gazette published General Agreement 8/2025, issued by the Plenary of the Federal Judiciary Council. This agreement designates specialized judicial bodies to handle amparo proceedings related to public access to information and personal data protection.

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

Following the Consummation of the TelevisaUnivision Transaction and the Spin-Off of Certain Businesses of our Former Other Businesses Segment to create Ollamani, Our Continuing Operations Are Less Diversified, Primarily Focused on Our Residential, Satellite and Enterprise Services, and Rely Significantly on Contractual Arrangements with TelevisaUnivision to Provide Content for Our Operations

Following the completion of the TelevisaUnivision Transaction and Spin-off, revenue from our continuing operations is less diversified. Due to the combination of our former Content business with TelevisaUnivision and the Spin-off, our results of operations have been more reliant on our Residential, Satellite and Enterprise services, which increases our exposure to the risks of such businesses.

In addition, as a result of the TelevisaUnivision Transaction, our remaining businesses will have significant contractual arrangements with TelevisaUnivision to provide content for our Residential, Enterprise and Satellite platforms. As we no longer control the content assets on which our business relies, TelevisaUnivision could pursue a content development, production and distribution strategy that is different from the strategy we would have pursued before the transaction. TelevisaUnivision also could breach its contractual arrangements with us and/or otherwise take actions that are detrimental to our interests. In addition, if there is any dispute relating to our contractual arrangements with TelevisaUnivision, we may have to enforce our rights through litigation or other legal proceedings, which would be subject to uncertainties inherent in the legal system and may be expensive or protracted, even if we are ultimately successful and there can be no assurance we would be successful. As the composition of our business is different following the completion of the TelevisaUnivision Transaction and the Spin-off, our success going forward may also depend on our ability to manage risks that may be different from those we faced prior to the TelevisaUnivision Transaction and the Spin-off. Any of the foregoing factors, among others, may have a material adverse effect on our business, financial condition and results of operations, as well as the market price of our CPOs and/or GDSs.

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

Climate Change Effects May Have an Adverse Impact On Our Operations and Our Financial Results

The effects of climate change and extreme weather events (such as sea level rise, drought, flooding, heat waves, wildfires and resultant air quality effects and power shutdowns associated with wildfire prevention, hurricanes and increased storm severity, as well as earthquakes in Mexico’s seismic zones) may affect our operations and financial results, and cause interruptions in the services we provide, our suppliers’ ability to provide us the services and goods necessary for our operations, and cause damage to our infrastructure. We could incur significant costs as a result of the physical effects of climate change. We also may not have enough coverage under our insurance policies to recover the amounts required to address impacts relating to these incidents. In addition, claims for certain losses could be denied or subject to deductibles, exclusions under our insurance policies, and our insurance premiums may increase substantially because of such claims, or insurance companies could altogether avoid coverage in certain areas with high exposure to extreme weather events. We are also subject to transition risks (such as additional legal or regulatory requirements, changes in technology, market risk and reputational risk) and social and human effects (such as harm to health and well-being) associated with climate change. There might be new legal or regulatory requirements to prevent, mitigate, or adapt to the implications of a changing climate, which could result in our business being subject to increased compliance costs, increased energy costs, restrictions on greenhouse gas emissions, investment in new technologies, upgrade of facilities to meet new building codes, increased carbon disclosure and transparency, and investments in developing data gathering and reporting systems, which could increase our operating costs. For example, beginning in the fiscal year 2025, companies listed on the Mexican Stock Exchange are required to disclose sustainability and climate-related financial information in accordance with the IFRS S1 and IFRS S2 of the Sustainability Disclosure Standards issued by the International Sustainability Standards Board (the “ISSB”), as mandated by the Mexican National Banking and Securities Commission (the “CNBV”). In preparation for these new regulatory requirements, we conducted both physical and transition-related climate-scenario analysis, through which we identified physical and transition risks that could affect our operations and financial performance over the short, medium, and long term. In addition, our supply chain would also likely be subject to these same transition risks and would likely pass along any increased costs and disclosure requirements to us, which may impact our ability to procure goods or services required for the operation of our business.

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

Risk Factors Related to TelevisaUnivision

The Results of Operations of TelevisaUnivision May Affect Our Financial Performance and the Value of Our Investment in that Company; Key Members of Our Management Team Also Participate in the Management of the Mexican Content Business of TelevisaUnivision

We have a substantial investment in TelevisaUnivision, the ultimate parent company of Univision Holdings, Inc. (“UHI”) and Univision Communications Inc. (“UCI”; together with TelevisaUnivision and UHI, “Univision”). On January 31, 2022, we consummated the TelevisaUnivision Transaction with Univision and, for the limited purposes set forth in the transaction agreement (the “2021 Transaction Agreement”), affiliates of Searchlight Capital Partners, LP (“Searchlight”), ForgeLight LLC (“ForgeLight”) and Liberty Global plc, through its venture investment vehicle (“Liberty Global”), pursuant to which, among other things, we contributed our former Content business segment (other than certain assets including the main real estate associated with the production facilities and Mexican over-the-air broadcast concessions and transmission infrastructure, as well as assets relating to our former news business which was transferred at closing to an entity controlled by Emilio Fernando Azcárraga Jean (the “News Company”)) to Univision. After the closing of the TelevisaUnivision Transaction, news programs are owned by the News Company and licensed to TelevisaUnivision. In consideration for the contribution of our former Content business, we received approximately U.S.$4.5 billion in a combination of cash (U.S.$3.0 billion) and U.S.$1.5 billion of common and preferred shares of TelevisaUnivision, excluding post-closing adjustments. The TelevisaUnivision Transaction was partially financed by Univision through a new Series C preferred equity investment in TelevisaUnivision of U.S.$1.0 billion in the aggregate led by ForgeLight, along with the SoftBank Latin American Fund, with participation from Google and The Raine Group, as well as debt financing. As of March 31, 2026, we owned a 44.3% equity interest on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) in TelevisaUnivision. However, we do not control TelevisaUnivision. As a result, we do not consolidate TelevisaUnivision’s results and we no longer consolidate the results of the former Content business segment that we contributed in the TelevisaUnivision Transaction. Our investment in TelevisaUnivision is currently held in the form of shares of common stock and convertible preferred stock. The value of the common stock and preferred stock of TelevisaUnivision, neither of which are publicly traded, will fluctuate and could materially increase or decrease in value.

The value of those shares of TelevisaUnivision common stock and convertible preferred stock, and thus the value of our investment in TelevisaUnivision and our reported results of operations, will be affected by the results of operations of TelevisaUnivision and its subsidiaries. The business, financial condition and results of operations of TelevisaUnivision and its subsidiaries could be materially and adversely affected by risks including, but not limited to: (i) TelevisaUnivision’s inability or failure to service or refinance its debt, particularly in a volatile interest rate environment; (ii) cancellations, reductions or postponements of advertising or other changes in advertising practices among TelevisaUnivision’s advertisers; (iii) adverse global and national economic conditions, including inflationary pressures and exchange rate volatility; (iv) changes in the size of the U.S. Hispanic population, including the impact of U.S. federal and state immigration legislation and policies on both the U.S. Hispanic population and persons emigrating from Latin America, as well as an increase in the preference among Hispanics for English-language programming, or Spanish-language programming on platforms other than those of TelevisaUnivision; (v) an increase in the cost of, and/or decrease in the supply, quality of and/or demand for, TelevisaUnivision’s content; (vi) changes in, and the effect on us of, the rules and regulations of the Federal Communications Commission (the “FCC”), as well as other federal, state and local regulations, including those applicable in Mexico; (vii) competitive pressures from other content distributors, other entertainment and news media and broadcasters, particularly in Mexico and the U.S. markets, including the New York, Los Angeles and Miami-Fort Lauderdale markets, where a large percentage of TelevisaUnivision’s target audience lives; (viii) TelevisaUnivision’s failure to retain the rights to popular programming, including sports programming; (ix) TelevisaUnivision’s failure to renew existing carriage agreements or reach new carriage agreements or similar agreements with multichannel video programming distributors or other content distributors, (x) possible strikes or other union job actions; (xi) the impact of new technologies as well as TelevisaUnivision’s ability to successfully operate its multichannel video programming distributors; and (xii) failure to develop, produce or acquire content for, attract customers for and/or profitably commercialize TelevisaUnivision’s subscription video-on-demand and ad-supported video-on demand services as part of its strategy to provide streaming channels as a Spanish-language direct to consumer and direct to business platform.

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

The Performance of TelevisaUnivision May Affect the Market Price of Our Shares and of Our CPOs or GDSs, the Underlying Asset of Which Are Our Shares

As of March 31, 2026, we owned a 44.3% equity interest on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) in TelevisaUnivision. Such interest forms an important part of our assets and an important part of our share of income of associates and joint ventures. As a result of the foregoing, the performance of TelevisaUnivision may have an effect on the market price of our shares or of the CPOs or GDSs, the underlying asset of which are the shares of Grupo Televisa. In addition, changes in market conditions, particularly in relation to U.S. media companies, could impact the valuation of TelevisaUnivision and may affect the market price of our shares.

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

In addition, as a “foreign private issuer” under the U.S. system of securities regulation, we are entitled to certain accommodations not available to domestic issuers. The SEC is currently examining the framework applicable to foreign private issuers. For example, the SEC recently changed its rules to extend insider reporting obligations under Section 16(a) of the Exchange Act to directors and officers of foreign private issuers, a requirement that historically only applied to domestic issuers. We continue to monitor the benefits, burdens and costs of our NYSE listing, particularly in light of the regulatory environment as well as our reduced market capitalization over the years following the TelevisaUnvision Transaction and the Spin-Off.

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

Non-Mexican Holders of Our Securities Have Limited Voting Rights

In accordance with the bylaws and trust governing the CPOs of the Company, non-Mexican holders of CPOs or GDSs are not entitled to vote the Series “A” Shares, Series “B” Shares and Series “D” Shares underlying their securities. The Series “L” Shares underlying CPOs or GDSs, the only series of our Shares that can be voted by non-Mexican holders of CPOs or GDSs, have limited voting rights. These limited voting rights include the right to elect two directors and limited rights to vote on extraordinary corporate actions, including the cancellation of the registration in the CNBV’s National Securities Registry of the Series “L” Shares and other actions which are adverse to the holders of the Series “L” Shares. For a brief description of the circumstances under which holders of Series “L” Shares are entitled to vote, see “Additional Information—Bylaws—Voting Rights and Stockholders’ Meetings”.

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

The Interests of Our GDS Holders Will Be Diluted if We Issue New Shares and These Holders Are Unable to Exercise Preemptive Rights for Cash

Under Mexican law and our bylaws, our stockholders have preemptive rights with respect to capital increases, subject to our Board not excluding such preemptive rights. This means that in the event that we issue new Shares for cash and the Board does not exclude preemptive rights, our stockholders will have a right to subscribe and pay the number of Shares of the same series necessary to maintain their existing ownership percentage in that series. If the Board approves the exclusion of preemptive rights, the interests of our stockholders will be diluted in the event that we issue new Shares for cash.

Furthermore, U.S. holders of our GDSs cannot exercise their preemptive rights unless we register any newly issued Shares under the U.S. Securities Act of 1933, as amended, or the Securities Act, or qualify for an exemption from registration. If U.S. holders of GDSs cannot exercise their preemptive rights, the interests of these holders will be diluted in the event that we issue new Shares for cash. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering any additional Shares. We cannot assure that we will register under the Securities Act any new Shares that we issue for cash. In addition, although the Deposit Agreement provides that the depositary may, after consultation with us, sell preemptive rights in Mexico or elsewhere outside the United States and distribute the proceeds to holders of GDSs, under current Mexican law these sales are not possible. See “Directors, Senior Management and Employees—Stock Purchase Plan and Long-Term Retention Plan” and “Additional Information—Bylaws—Preemptive Rights”.

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

Capital Expenditures

The table below sets forth our expected capital expenditures for the year ended December 31, 2026 and our actual capital expenditures for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,(1)(2)
	2026		2025		2024		2023
	(Expected)		(Actual)		(Actual)		(Actual)

	(Millions of U.S. Dollars)
Capital expenditures	U.S.$	772.5	U.S.$	645.0	U.S.$	493.0	U.S.$	828.5
(1)	Amounts in respect of some of the capital expenditures, investments and acquisitions we made in 2025, 2024 and 2023 were paid for in Pesos. These Peso amounts were translated into U.S. Dollars at the Interbank Rate in effect on the dates on which a given capital expenditure, investment or acquisition was made. See “Key Information—Selected Financial Data”.
(2)	See “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

In November 2025, we made a capital contribution in cash to TelevisaUnivision in the amount of U.S.$89.8 million (Ps.1,671.5 million). See Note 10 to our consolidated year-end financial statements. See “—Business Overview—Investments” for a discussion of TelevisaUnivision.

In 2025, 2024 and 2023, we provided financing to Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”) in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate amounts of U.S.$4.5 million, U.S.$7.0 million and U.S.$8.8 million, respectively. We expect to provide this financing to GTAC in 2026 in the aggregate amount of U.S.$5.4 million. See “—Business Overview—Our Operations—Telecom—Residential” and “—Business Overview—Investments” for a discussion of GTAC.

In 2025, 2024 and 2023, we relied on a combination of operating revenues, borrowings and net proceeds from dispositions to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures in 2026 and potential capital expenditures, investments and/or acquisitions going forward, which could be substantial in size, through a combination of cash from operations, cash on hand, equity securities, and/or the incurrence of debt, or a combination thereof.

In addition, at an extraordinary shareholders meeting held on April 28, 2026, our shareholders approved (i) a capital increase of up to Ps.7.2 billion (or approximately U.S.$400 million) and (ii) delegating to the Board to determine certain terms for offering the corresponding shares for subscription and payment in accordance with the Mexican Securities Market Law, which may be in the form of convertible notes, rights offerings, private placements or any other forms of financing. This capital increase represents approximately 19% of the total shares outstanding at the current trading price of our CPOs. Depending on our trading price at the time of any such capital increase, this amount could be more or less.

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

Business Overview

The Company is a major telecommunications company that owns and operates one of the most significant cable network groups as well as a leading direct-to-home (“DTH”) satellite pay television system in Mexico.

The Company’s cable networks offer integrated services, including high-speed data, video, mobile and voice services to residential and commercial customers as well as telecommunications managed services to domestic and international enterprises.

The Company also offers pay television and broadband services through its DTH satellite system.

The Company holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, and the Company’s cable networks and satellite system.

In addition, the Company is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the United States and over 50 countries through television networks, cable operators, and over-the-top (“OTT”) services.

Business Strategy

We conduct our telecommunications operations as a single business through our cable networks and DTH system, with three categories of revenues: Residential, Satellite and Enterprise. We intend to continue strengthening our position in this business and growing by continuing to make additional investments, which could be substantial in size, while maintaining our focus on profitability and financial discipline.

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

In addition, we intend to continue to analyze opportunities to expand our business by investing in new technologies, developing new business initiatives and/or through business acquisitions and investments. This could include investment opportunities in the Mexican Telecom sector, which may require new financing, such as debt or equity financing, using cash on hand or a combination thereof. Any capital increase could be used for deleveraging, acquisition opportunities or general corporate purposes.

Continue Building Our Residential and Satellite Platforms

Residential. We are a shareholder of several Mexican cable companies, which under the “izzi” trademark offer cable television, high speed internet and IP telephony services throughout Mexico, as well as other services such as mobile telephony, voice services, value added services and virtual networks.

●	We own a 51.5% controlling stake in Cablevisión, which operates in Mexico City and its metropolitan area; and
●	We own 100% of TVI, Cablemás and Cablecom, which operate in several States of Mexico.

With a consolidated 6.1 million subscriber base and 20.0 million homes passed as of December 31, 2025, these companies are important service providers in Mexico. “Homes passed” refers to any residential homes or businesses that are connected to telecommunications systems, those prepared to be connected to telecommunications systems but are not currently connected or require some type of investment in order to be connected. For instance, each apartment located in a building that is prepared to be connected to telecommunications systems represents one home passed. It is generally understood that a home or business counts as a home passed when it can be connected to a telecommunications network without additional extensions to the main transmission lines. Our cable strategy aims to increase our subscriber base, average monthly revenues per subscriber and penetration rate by:

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

Our cable networks have introduced several new services in recent years, such as interactive television and other enhanced programming services, including high-speed internet access via cable modem and fiber optics to the home, as well as IP telephony. We currently market a unified offering for residential customers under the izzi brand, available since November 2014. izzi offers telecommunications service packages that include unlimited telephone service, high-speed data access, and pay-TV programming for residential customers and micro and small businesses. In June 2016, we launched “izzi TV”, a new entertainment platform that, among other services, offers customers live channels, SVOD (Subscription Video on Demand), and access to all of the company’s content. Recently, these packages include access to HBO Max, Netflix, Vix Premium, Disney+, Paramount, among others. izzi TV is available through the “izzi TV” set-top box and “izzi Go,” a TV Everywhere app for authenticated subscribers that allows users to access on-demand TV channels, movies, and series, compatible with PCs and iOS and Android platforms. izzi Go also features remote control capabilities compatible with our izzi TV set-top boxes. For an additional cost, subscribers can choose from several “izzi TV” service add-ons, such as TVOD (Transactional Video on Demand), HBO Max and Disney+, among others. In addition to the izzi brand, our cable networks also offer telecommunications services under the Wizz and Wizzplus brands in some municipalities. In July 2018, our cable networks launched “Afizzionados”, our first own sports channel dedicated to soccer, broadcasting curated sports content and exclusive matches which was discontinued from the programming Schedule on April 30, 2024. In November 2018, we launched “izzi flex” (home wireless internet) and “izzi pocket” (mobile internet), offering speeds from 5 Mbps to 20 Mbps. In 2018 and 2019, we renewed our Triple Play product with voice, broadband, and video benefits. In June 2020, we launched our mobile virtual network operator (MVNO) service, “izzi mobile”, which offers mobile service to broadband subscribers, offering calls, SMS, and gigabytes at a competitive price through a reseller agreement with Altán Redes, S.A.P.I. de C.V. (“Altán Redes”). We also offer mobile services through “Bestel mobile,” which offers calls, SMS, and gigabytes depending on the coverage area for business, corporate, and government customers through a reseller agreement with Altán Redes and Radiomóvil Dipsa, S.A. de C.V. Recently, we also launched our new “izziTV-smart” set-top box, which has allowed us to become one of the largest OTT aggregators in Mexico. This allows us to include access to the market’s leading OTT platforms in our offering and the ability to bundle our pay-TV service with Netflix, Disney+ and HBO Max, among others. In July 2022, our cable networks were the first to launch ViX+ as a new SVOD streaming service. In September 2022, we revamped our offering to simplify product selection based on our customers’ needs through a modular concept. In 2023, we increased internet speeds for new customers by 25%, and in September 2023, we began offering ViX Premium as a fixed package at no additional cost, for both new and existing users with speeds of 50 Mbps or higher. In November 2023, we added new sports content, such as NBA League Pass and Fox Sports Premium, to our cable TV offering. In August 2024, we increased internet speeds by 25% for new and existing users. In November 2024, we included HBO Max as a bundle in our internet offering with ViX+, with speeds of 80 Mbps or higher. Also in November 2024, we launched Izzitv+ as a single-player video offering that only requires a Wi-Fi connection. This offer includes Skysports, which offers exclusive access to La Liga, the Bundesliga, and the UEFA Nations League, as well as many other sports such as the Diamond League Since the first week of January 2026, we have been offering a streaming package for the FIFA World Cup 2026 alongside Vix.

As of December 31, 2025, our cable networks had 3.6 million video RGUs cable television users, or video RGUs (cable television users), 5.7 million broadband RGUs and 5.6 million telephone lines in service, or voice RGUs (telephone lines in service). In addition, we currently have 652,860 mobile lines service subscriber RGUs. The growth in our subscriber base has been driven primarily by the upgrade of our networks and the launch of competitive broadband offerings.

Satellite. We believe that Ku-band DTH satellite services offer an enhanced opportunity for expansion of pay television services into households seeking to upgrade reception of broadcasting signals and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. Innova is a DTH company with services in Mexico, Central America and the Dominican Republic with approximately 3.5 million video subscribers, of which 6.1% were commercial subscribers as of December 31, 2025. We own a 100% interest in Innova, or Sky. On April 3, 2024, we announced that we had reached an agreement with AT&T to acquire its interest in Sky and become the owner of 100% of Sky’s capital stock. On June 7, 2024, the IFT approved the acquisition and the transaction closed. The transaction price will be paid by us in 2027 and 2028. Following this acquisition, we began integrating Sky with our former Cable segment, which is now consolidated under our Telecom segment.

The key components of our Satellite strategy include:

●	offering high quality content, exclusive broadcasts of sporting events, such as La Liga, Supercopa, Liga Hypermtion and La Copa del Rey (Spanish Soccer), The Bundesliga (German Soccer), the NFL Sunday Ticket, MLB Extra Innings, the NHL, ice skating events, Davis Cup, Diamond League, UEFA EURO and UEFA Nations League;
●	capitalizing on the low penetration of pay-TV services in Mexico and in areas not currently serviced by cable operators;
●	providing superior digital Ku-band DTH satellite services and emphasizing customer service quality; and
●	providing aggressive HD offerings and continuously expanding our programming in HD.

Developing New Businesses and Expanding through Acquisitions or Other Transactions

We plan to continue leveraging our strengths and capabilities to develop new businesses and analyzing opportunities to expand through acquisitions or other transactions. We are constantly assessing potential opportunities that complement or strengthen our business strategy. We may identify and evaluate opportunities for strategic acquisitions of complementary businesses, technologies or companies. We may also consider joint ventures, minority investments and other collaborative projects and investments. Any such transaction could be funded using cash on hand, our equity securities and/or the incurrence of debt, or a combination thereof.

For a further discussion of some of our recent investments, see “—Investments”.

Expanding Our Business in the Mexican Telecommunications Markets by Taking Advantage of the Telecom Regulation and Implementing Legislation

On July 16, 2025, the new LMTR was published in the Federal Official Gazette (Diario Oficial de la Federación or “DOF”), which repealed the Federal Telecommunications and Broadcasting Law in force since 2014. This reform represents a structural shift in the regulation of the sector by establishing a new regulatory body and assigning new responsibilities to the ATDT and CRT. Broadly speaking, the reform aims to reorganize the sector’s institutional framework, strengthen Mexico’s governance through the Federal Executive Branch and simplify the concessions regime.

On October 7, 2025, the President of Mexico sent the senate a proposal for commissioner candidates to be part of the Plenary of the CRT. On October 14, 2025, the Senate ratified the appointment of the commissioners proposed by the President, and on October 16, 2025, the President appointed Norma Solano Rodríguez as Chairwoman of the CRT. With this, the constitutional reform on organic simplification published on December 20, 2024 in the DOF came into force as of October 17, 2025, by which the IFT was extinguished, and the CRT started operations as the sole authority in telecommunications and broadcasting.

As of October 17, 2025, the CRT assumed the attributions, obligations and powers of the extinct IFT with respect to all ongoing proceedings, with the exception of antitrust proceedings, which will be continued by the CNA. All acts previously issued by the IFT continue to have effect, including determinations of preponderant economic agents and their asymmetric regulation. Similarly, all legal instruments, agreements, inter-institutional agreements and contracts entered into by the IFT are in force and binding on the CRT, without prejudice to their eventual ratification, modification or termination.

Under the LMTR, the CRT is defined as a decentralized administrative body under the Agency, with technical, operational and managerial interdependence. Unlike the IFT, the CRT is not a constitutionally autonomous body and falls under the Federal Executive Branch, which has the power to issue general administrative laws for the regulation, promotion and oversight of the efficient development of telecommunications and broadcasting. The CRT’s primary functions include issuing technical and administrative provisions, proposing national positions on telecommunications and space-related activities, establishing guidelines for sector infrastructure, granting, modifying, or revoking licenses and authorizations, conducting spectrum auctions, setting compensation fees, and defining interconnection and interoperability conditions.

The CNA retains authority to impose measures on dominant economic agents to ensure the efficient development of the telecommunications and broadcasting sectors. Additionally all powers previously held by the IFT regarding economic competition will be transferred to the CNA, which must request a technical opinion from the CRT to support any dominance declarations. In the case of dominant agents in the telecommunications sector, they are still required to submit to both the CRT and the CNA the registry of authorized interconnection services granted by the CRT to other concessionaires, as well as separate accounting for such services.

Pursuant to the Telecom Reform of 2014 (see “—Regulation—Telecom and Broadcasting Regulations”), a “preponderant economic agent” (agente económico preponderante) in the telecommunications sector means an economic agent that has, directly or indirectly, more than 50% of the national market share in telecommunications services, calculated based on the number of users, subscribers, network traffic or used capacity according to the data available to CRT (formerly the IFT, which was extinguished on October 17, 2025). We are aware from the public records that, on March 7, 2014, the former IFT notified América Móvil, S.A.B. de C.V., or América Móvil, of a resolution which determined that América Móvil and its operating subsidiaries Radiomóvil Dipsa, S.A de C.V., or Telcel, and Teléfonos de México, S.A.B. de C.V., or Telmex, Teléfonos del Noreste, S.A. de C.V., or Telnor, as well as Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., are a preponderant economic agent in the telecommunications sector and imposed on them certain specific asymmetrical regulations which América Móvil reported publicly in the following areas:

●	Interconnection: Regulation on interconnection, including the imposition of (a) asymmetric rates to be determined by IFT, now CRT, and (b) the implementation of an interconnection framework agreement (convenio marco de interconexión);
●	Sharing of Infrastructure: Regulation on the access and use of passive infrastructure, including towers, sites, and ducts, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by IFT, now CRT, using a methodology of long average incremental costs;
●	Local Loop Unbundling: Regulation on local loop unbundling, including the imposition of rates to be determined by IFT, now CRT, using a methodology of long average incremental costs;
●	Resale: Resale of wholesale voice, broadband internet and dual-play packages that replicate packages provided by the preponderant economic agent in the telecommunications sector, at retail level, at rates to be negotiated among the operators and, where an agreement cannot be reached, to be determined by IFT, now CRT, using a methodology of retails minus;
●	Indirect Access to the Local Loop: Regulation on the wholesale bitstream access to the access network of the preponderant economic agent in the telecommunications sector at rates to be negotiated among the operators and, where an agreement cannot be reached, to be determined by IFT, now CRT, using a methodology of retail minus;
●	Wholesale Leased Lines: Regulation on wholesale leased lines for interconnection, local and domestic and international long distance, at rates to be negotiated among the operators and, where agreement cannot be reached, to be determined by IFT, now CRT, using a methodology of retail minus, except for leased lines for interconnection services where the methodology to be used for determining the applicable rates will be of long average incremental costs;
●	Roaming: Regulation on the provision of wholesale roaming services, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by IFT, now CRT, using a methodology of long average incremental costs;
●	Elimination of National Roaming Charges: IFT, now CRT, has imposed the elimination of national roaming charges to the subscribers of the preponderant economic agent in the telecommunications sector;

●	Mobile Virtual Network Operators: Regulation on wholesale access to mobile virtual network operators to services provided by the preponderant economic agent in the telecommunications sector to its subscribers, at rates to be negotiated among the operators and, where agreement cannot be reached, to be determined by IFT, now CRT, using a methodology of retail minus (for the reseller business model);
●	Certain Obligations on the Provision of Services: Certain rates for the provision of telecommunications services to the subscribers of the preponderant economic agent in the telecommunications sector shall be subject to rate control and/or authorization by IFT, now CRT, by using a series of methodologies related to maximum prices and replicability. Also, a series of obligations relating to the sale of services and products, including the obligation to offer individually all services that are offered under a bundle scheme; limited exclusivity on handsets and tablets; and the obligation of eliminating the sim-lock on handsets;
●	Content: IFT, now CRT, has issued the Relevant Content Ruling applicable for preponderant economic agent in the telecommunications sector, which contains a prohibition to acquire transmission rights for any territory within Mexico on an exclusive basis, relating to relevant content (contenidos audiovisuales relevantes), including without limitation national soccer play-offs (liguilla), FIFA world cup soccer finals and, any other event where high-audiences are expected at a national or regional level. The IFT may update the relevant content list every two years; and
●	Information and Quality of Service Obligations: Several obligations related to information and quality of service, including the publication of a series of reference terms (ofertas públicas de referencia) of the wholesale and interconnection services subject of the asymmetric regulation imposed by IFT, now CRT, and accounting separation.

On March 8, 2017, the former IFT issued a resolution to the preponderant economic agent in the telecommunications sector that modifies the asymmetrical regulations described above. The most relevant modifications are the following:

●	Wholesale Leased Lines: the methodology to be used by IFT, now CRT, in case an agreement cannot be reached in wholesale leased lines for interconnection, local and domestic and international long distance, is limited to long average incremental costs; and
●	Functional separation: the preponderant economic agent in the telecommunications sector will have to functionally separate the provision of wholesale services through the creation of a new legal entity and a wholesale division; which entity will solely and exclusively provide wholesale services related to access network elements, dedicated links and passive infrastructure, among other wholesale services.

The wholesale division within the existing companies will provide the other wholesale services subject to the aforementioned measures that are not provided by the newly created legal entity:

●	Equivalence of Supplies and Inputs, Technical and Economic Replicability: The preponderant economic agent in the telecommunications sector must guarantee the equivalence of inputs, the technical replicability of the services that it commercializes to its end users, and equal access to technical and commercial information;
●	Fiber disaggregation Regulation on unbundling of P2P (point-to-point), fiber was added to the local loop unbundling regulation. Unbundling of passive optical networks (PON), is not considered under this service and remains accessible through the Indirect Access to the Local Loop service; and
●	The preponderant economic agent in the telecommunications sector must also guarantee the economic replicability of the services that it commercializes to its end users for which it will validate the economic replicability of the services “ex-post” based on the methodology, terms and conditions that the IFT, now CRT, determines.

According to public records, América Móvil and its operating subsidiaries, Telcel, Inbursa, Telmex and Telnor, filed amparo proceedings against the former IFT’s original resolution. The courts issued a ruling confirming the constitutionality of the former IFT’s resolution, with the exception of Telcel’s proceeding. On March 3, 2021, the Supreme Court confirmed that Telcel is also a preponderant economic agent in the telecommunications sector.

In March 2018, América Móvil received a resolution from the former IFT determining the terms under which Telmex and Telnor shall, legally and functionally, separate the provision of wholesale regulated fixed services by incorporating new legal entities with their own corporate governance, independent from those of América Móvil’s subsidiaries holding a concession, and by creating a wholesale business unit within Telmex and Telnor. Telmex and Telnor had two years to implement the separation ordered by the former IFT. The resolution established a calendar for implementation and obligations to deliver periodic information to the former IFT. In March 2020, the two-year period granted to the preponderant economic agent in the telecommunications sector to implement the functional separation of Telmex and Telnor ended.

In March 2020, America Móvil created two companies; Red Nacional Última Milla, S.A.P.I. de C.V. and Red Última Milla del Noroeste, S.A.P.I. de C.V., for the provision of wholesale regulated fixed services, in compliance with the functional separation requirements, and a Wholesale Division inside Telmex and Telnor.

On December 2, 2020, the former IFT issued a resolution on its evaluation of the asymmetrical regulations imposed on Telmex, as preponderant economic agent in the telecommunications sector in March 2014. Some of the most relevant modifications were: (i) the use of a long-run average incremental costs model to determine the local loop indirect access services rates, and that IFT, now CRT, may determine competitive geographic zones where such rates will be determined by the preponderant economic agent in the telecommunications sector; (ii) for dedicated-link leasing services, the IFT, now CRT, may determine competitive geographic zones where rates will be determined pursuant to a price cap methodology; and for the rest of the country, rates will be determined by IFT, now CRT, by using a methodology of long average incremental costs; and (iii) certain operative and informational modifications to the electronic management system. According to public records, América Móvil challenged the resolution.

On August 4, 2021, the former IFT determined 52 competitive geographic zones in the country where rates for local loop indirect access services will be established by the preponderant economic agent in the telecommunications sector. On December 9, 2022, the former IFT added 22 new competitive geographic zones.

On December 6, 2023, the former IFT extended tariff freedom for the indirect access to the loop service to 90 municipalities, on December 6, 2024, it extended tariff freedom for the indirect access to the loop service to 105 municipalities. On December 10, 2025, CRT extended tariff freedom for the indirect access to the loop service to 107 municipalities.

On October 30, 2024, the Plenary of the former IFT issued the third biennial review of the preponderance measures, through which the plenary suppresses, modifies, and adds the measures imposed to the preponderant economic agent. Some of the measures that stand out refer to the implementation of changes in the Electronic Management System, that the IFT, now CRT, has access to the information for consultation and/or download, the unblocking of terminal equipment, the prohibition of conditionalities, the elimination of forced deadlines, the elimination of user recovery strategies for portability, economic replicability, modifications to wholesale services for visiting users, transparency in public contracting and measures regarding distribution channels. The measures imposed on the preponderant economic agent in the telecommunications sector, if properly implemented, will represent an opportunity for us to increase our coverage and product diversity, while reducing our costs and capital expenditures requirements as a result of the access to the network of the preponderant economic agent in the telecommunications sector and the regulation of the terms and conditions, on competitive terms, of such access. Moreover, asymmetric regulations may create a beneficial economic and regulatory environment in the telephony and broadband markets and may further enhance our ability to compete in the telecommunications industry.

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

All of these measures, if properly implemented, could create a beneficial economic and regulatory environment, level the playing field for all participants in the telecommunications market and foster competition, representing an opportunity for the growth of our Telecom business; nevertheless, in the Company’s view, the preponderant economic agent in the telecommunications sector is not complying with its obligations under such measures and the Company has filed several complaints before the former IFT. As a result of the complaints, the former IFT, and now CRT and CNA, have initiated investigations that are ongoing.

In August 2017, the Supreme Court of Justice of the Nation (“SCJN”) determined that the interconnection rate regime relating to mobile termination by the preponderant economic agent in the telecommunications sector, which contained a limitation on the preponderant economic agent’s ability to charge for traffic termination in its mobile network, was unconstitutional. As a result, the SCJN ordered that the former IFT issue a tariff. In November 2017, the former IFT resolved that the tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector would be Ps.0.028562 per minute of interconnection from January 1, 2018 to December 31, 2018. In November 2018, the former IFT determined that the tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector would be Ps.0.028313 per minute of interconnection from January 1, 2019 to December 31, 2019. In November 2019, the former IFT determined that the tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector would be Ps.0.025771 per minute of interconnection from January 1, 2020 to December 31, 2020. In November 2020, the former IFT determined that the tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector would be Ps.0.018489 per minute of interconnection from January 1, 2021 to December 31, 2021. For 2022, the former IFT determined a lower tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector of Ps.0.017118 per minute of interconnection. For 2023, the former IFT determined a lower tariff for traffic termination in the mobile network of the preponderant economic agent of Ps.0.014294 per minute of interconnection. For 2024, the former IFT determined a lower tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector of Ps.0.013900 per minute of interconnection. For 2025, the former IFT determined a lower tariff for traffic termination in the mobile network of the preponderant economic agent in the telecommunications sector of Ps.0.012255 per minute of interconnection.

For 2026, under Article 122 of the LMTR, the CRT is required to publish minimum technical conditions and tariffs during the first half of the year preceding their effective period; however, because the CRT was not formally constituted and lacked a functioning Plenary during the first half of 2025, it was materially and legally impossible for it to issue the conditions applicable to 2026. Anticipating this temporal gap, the legislature incorporated Transitory Article Twenty-Nine of the LMTR, which establishes a tariff continuity regime requiring concessionaires that enter into interconnection agreements effective January 1, 2026 to apply the tariffs and minimum technical conditions that were in force during 2025, thereby ensuring an orderly transition between tariff periods, avoiding regulatory vacuums and guaranteeing legal and operational certainty for concessionaires until the ordinary publication calendar under Article 122 can resume. In practical terms, this means that the 2025 tariffs and minimum technical conditions remain fully applicable throughout 2026, or Ps.0.012255 per minute of interconnection.

In April 2018, the SCJN determined that the interconnection rate regime relating to fixed termination by the preponderant economic agent in the telecommunications sector, which contained a limitation on the preponderant economic agent’s ability to charge for traffic termination in its fixed network, was unconstitutional. As a result, the SCJN ordered the former IFT to issue a tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector, applicable from January 1 to December 31, 2019. In November 2018, the former IFT determined that the tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector would be Ps.0.003151 per minute of interconnection from January 1, 2019 to December 31, 2019. In November 2019, the former IFT determined that the tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector would be Ps.0.003331 per minute of interconnection from January 1, 2020 to December 31, 2020. In November 2020, the former IFT determined that the tariff for traffic termination in the fixed network of the preponderant economic agent would be Ps.0.002842 per minute of interconnection from January 1, 2021 to December 31, 2021. For 2022, the tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector would be Ps.0.002862 per minute of interconnection. For 2023, the former IFT determined the tariff for traffic termination in the fixed network of the preponderant economic agent should be Ps.0.002885 per minute of interconnection. For 2024, the tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector would be Ps.0.002823 per minute of interconnection. For 2025, the tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector would be Ps.0.002858 per minute of interconnection. For 2026, based on the twenty-ninth transitional article of the law, CRT determined the same tariff for traffic termination in the fixed network of the preponderant economic agent in the telecommunications sector would be Ps.0.002858 per minute of interconnection.

In January 2020, the former IFT imposed a fine on Telnor in the amount of Ps.1,311.8 million for a breach of the availability of information of certain passive infrastructure (post, duct) in the electronic management system (Sistema Electrónico de Gestión or “SEG”), used to request wholesale services from Telnor. Telnor appealed this decision to a Federal Judge, who upheld the sanction. This ruling is currently under review by a Federal Court.

Additionally, the Telecom Reform of 2014 (i) permits 100% foreign ownership in satellite and telecommunications services and increases to up to 49% the level of permitted foreign ownership in television and radio services, subject to reciprocity of the originating foreign investment country, and (ii) provides that the Mexican government will build a national network to facilitate effective access for the Mexican population to broadband and other telecommunications services. These amendments may provide opportunities for us to enter into joint ventures with foreign investors with proven international experience in these markets and also to work with the Mexican government in the development of this new network.

As of the date of presentation of this report, the issuance of secondary regulations by the Federal Executive, the CRT, CNA or the Agency in charge of regulating the various telecommunications, broadcasting, and economic competition issues is still pending. Therefore, the Company is evaluating said Telecommunications Reform as well as the actions implemented by the Federal Executive Branch, CRT, CNA or the Agency.

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

As the world and technology continue to evolve, 2025 was a year of reflection and assessment of our ESG strategy. Following the consolidation of our business strategy, the new focus of our ESG strategy emerged organically. This focus aligns more closely with business operations, embedding it in productive activities and advancing alongside national and international developments. To achieve this, we incorporated key elements into each of our strategic pillars. These key elements are directly linked to business indicators that have some dependency or impact on the environment and the community.

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

The progress we have made toward sustainability has been fueled by an ongoing process of policy and program review, focused on improving our corporate management and aligned with international best practices, including the United Nations Sustainable Development Goals (“SDGs”). We identify the most relevant risks and opportunities in ESG areas and then decide on specific initiatives to address them. Our priority SDGs, which range from climate action, education, gender equality, decent work, peace and justice, industry, innovation and infrastructure and responsible consumption and production reflect the opportunities for our business to create shared value and contribute to collective well-being.

Our transparency and reporting strategy aligns with certain international frameworks and standards, such as the Global Reporting Initiative and the Sustainability Accounting Standards Board. We also support the Ten Principles of the United Nations Global Compact. Our reporting strategy consists of a voluntary Sustainability Report that complements our mandatory sustainability disclosures. Our sustainability related financial disclosures for 2025 will be in alignment with the IFRS S1 and IFRS S2 standards issued by the ISSB, as mandated by the CNBV. These voluntary and regulatory disclosures are designed to enhance the transparency of our governance practices, risk management processes, and the financial implications of sustainability related risks and opportunities. By adopting these standards and frameworks, we aim to provide investors and other stakeholders with clear, consistent, and decision-useful information regarding our approach to sustainability. The information included in the Sustainability Report is not, and should not be considered to be, a part of this report.

Environmental and Climate

Our approach to climate action aims to reduce emissions across our value chain by strengthening the resilience of our network and promoting a low-carbon economy that also generates operational efficiency and cost improvements. To achieve this, we aim to invest in climate-resilient networks, by implementing energy-efficiency initiatives to reduce our energy consumption, incorporating renewable energies to decarbonize our operations, joining global efforts in sustainable mobility for our operations, and reducing our waste generation. Through our service centers, we refurbish electronic devices, reducing the amount of electronic waste sent to landfills, lowering operating costs, improving customer service, and reducing our environmental footprint. Likewise, we empower our workforce through communication and training to increase awareness of how their work impacts the environment, and we encourage our staff to take pro-environmental actions in their daily lives, and create partnerships to accelerate the transition to a sustainable economy. We also work hand-in-hand with our suppliers to promote reuse, recycling, and emission reduction practices.

Since 2019, we have adopted the recommendations of the Task Force on Climate-related Disclosures and strengthened our climate governance and risk management strategy. In 2025, we conducted a climate risk scenario analysis in accordance with the IFRS S2 of the Sustainability Disclosure Standards, which is now part of the regulatory requirements of the CNBV. Through this scenario analysis and regulatory framework, we have a better understanding of how climate risks and opportunities can impact our financial situation, so that we can better prepare for such risks.

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

Digital inclusion has been a deeply rooted priority for us for decades and is a fundamental pillar of our business and sustainability strategy. In a world where society increasingly relies on digital tools to carry out all types of productive, educational, and personal activities, ensuring access, digital inclusion, and the spread of knowledge throughout the country is not only a matter of positive community impact but also a priority for business development. Over the years, we have focused our efforts on providing access to digital technology, developing digital skills, ensuring school connectivity, promoting digital inclusion for women and girls, and facilitating digital access for diverse users and vulnerable groups. In 2025, we successfully connected millions of people to through our products and services. We strive to reduce the digital divide by providing affordable internet access and a wide range of entertainment products and services. As part of the new ESG strategy approach, we incorporated the “Customer Satisfaction” element into the Digital Inclusion pillar, as our positive impact on the community begins with our customers. Additionally, in 2025, we began a network-upgrade project, building a fiber network that will allow us to offer improved service.

We are committed to empowering people in two key ways. Internally, by retaining and attracting the best talent. Our people are at the heart of our success and innovation, we aim to be a company everyone wants to be part of. We focus on providing workplace safety, attractive benefits, ongoing training, programs to encourage internal promotion, and fostering an environment where every person feels they belong. Externally, through Televisa Foundation, we promote innovative programs in education, culture, entrepreneurship, and environmental protection, using advanced digital tools and providing financial support. We incorporated the element of Human Rights into the Empowering People pillar, for which we began by carrying out an internal human-rights risk assessment to prevent incidents that could negatively impact our people.

Governance

Grupo Televisa is committed to conducting its operations in full compliance with ethics and current legislation. Our Code of Ethics establishes the values, principles, and standards of conduct that guide our business activities, addressing issues such as bribery and corruption prevention. All new hires accept this code when they join Grupo Televisa and pledge to abide by its terms, and we provide them with regular training. Some executive positions are required to renew their commitment to our Code of Ethics each year. Grupo Televisa offers confidential communication channels for employees and third parties to report violations of the Code of Ethics or other internal policies, as well as any matters that may affect our interests, business objectives, or human capital. We launched the Supplier Code of Conduct and through it we extend our commitment to respecting Human Rights, Labor Rights, Environmental Responsibility, and others, across our supply chain. For several years, we have conducted supplier assessments, and in 2025 we incorporated a questionnaire including environmental and social criteria.

The Sustainability Committee, which is comprised of senior executives from various corporate areas, reviews and monitors ESG performance, recommends best practices, and designs short- and long-term ESG strategies, considering the potential impacts of ESG-related risks. Furthermore, we have a continuous process of strategic risk management at the corporate level, which allows us to identify, assess, treat, monitor, and report sociopolitical, environmental, social, economic, and health risks and opportunities. Under the supervision of the Audit Committee, the Corporate Risk Management Office reports quarterly on the results of these processes.

Commitment to Social Responsibility

In 2025, Fundación Televisa (or “Fundación”) continued to expand the reach and effectiveness of its programs across education, health, culture, visual arts, entrepreneurship, and environmental protection. Through a combination of strategic partnerships, digital platforms and on-the-ground multidisciplinary teams, we transformed the lives of 846,577 children, youths and adults in Mexico, investing (together with our 300+ strategic alliances) more than Ps.327 million.

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

In 2025, our communication efforts promoting early childhood initiatives, education programs, entrepreneurship, health, and cultural opportunities, achieved a total digital and TV media audience of over 35.7 million. These campaigns also amplified our partners’ social and sustainability initiatives.

Through social media, we actively engaged with over 2.1 million people in our educational and cultural programs. Additionally, more than 4.1 million people participated in our community outreach programs, supported by active engagement on our digital platforms.

Fundación’s programs address diverse needs across all life stages. Empieza Temprano focuses on early childhood development by providing parents and families with practical guidance. Cuantrix teaches computational thinking and coding. Tecnolochicas empowers young women through STEM disciplines. Bécalos works to increase high school and college completion while improving employability. POSiBLE drives high-impact, innovation-driven entrepreneurship. Gol por México converts the passion for sports into tangible aid for underserved communities. Through our Visual Arts division, we preserve and promote Mexico’s cultural heritage via film restoration, photography exhibitions and editorial publications across national and international venues.

Fundación’s initiatives span all age groups and communities, engaging the public through local actions, digital platforms, and media channels.

Through Nuestras Alas, our partnership with Club América, Mexico’s leading professional soccer club, we focused on two priority areas: visual health and cancer prevention. We delivered eyewear and optical care to 2,194 children through the Vista de Águila initiative and provided free mammography screenings to 1,500 women from vulnerable communities.

Our numbers and recognitions include the following:

Cuantrix coding platform

We trained 3,114 teachers in computational thinking and AI integration through our Cuantrix program, reaching 106,567 students across 746 schools in 10 states. By strengthening our teacher support model and proprietary learning materials, educators successfully incorporated coding and programming projects into public-school classrooms, generating measurable evidence of student learning outcomes.

Tecnolochicas STEM initiative

We doubled participation in our Tecnolochicas STEM (Science, Technology, Engineering, and Mathematics) program, reaching over 77,000 students—including 30,157 middle-school girls in Mexico and the United States. The program trained over 4,500 teachers across more than 600 schools, delivering 31,000 lessons and digitally upskilling over 6,500 individuals. Our digital community grew to over 540,000 members, with 468,000 visits to the platform.

Bécalos scholarships

We awarded 39,830 Bécalos scholarships, bringing the total to 640,019 throughout the program’s history. Bécalos programs focus on employability initiatives, STEM education, English learning, international mobility programs, and excellence scholarships.

Additional scholarships were allocated to talented youth programs, and 1,612 were granted to women pursuing STEM training.

POSiBLE entrepreneurship program

Through our POSiBLE program, 11,535 entrepreneurs received support to develop their business models. In its latest edition, POSiBLE engaged 22,078 participants across its National Call for Proposals, online training, and in-person training camps.

Empieza Temprano early childhood initiatives

We led two major communication campaigns—Play This Summer and Early Childhood Week—to promote early childhood stimulation. Through our Empieza Temprano program, we provided guidance to 335,333 parents via practical tips, TV spots, social media, SMS messages, and workshops.

Gol Por México

Through our Gol por México program, we converted soccer goals from the Mexican Soccer League into aid for 40,566 beneficiaries across health, nutrition, development, housing, reforestation, and women’s empowerment. In partnership with five specialized organizations, we provided medical care to 3,415 individuals, including vision screenings and lenses for 2,500 students, 30 corneal transplants, chemotherapy for 128 children, 587 cardiac studies for children nationwide, and 170 cleft palate surgeries.

Visual Arts division

Our film preservation, exhibition, and screening program reached over 134,300 attendees across Mexico, the United States, and Spain through eight initiatives.

We partnered with four major film festivals to present curated screenings and exhibitions: five restored Mexican cinema classics at FINI (278 attendees), the photographic exhibition La muerte madrina at Taxco honoring Macario (7,500 visitors), Katharsis: Imágenes de la lucha libre en México at the 40th Guadalajara International Film Festival (43,158 visitors), and the open-air exhibition Una diosa para una diosa at the 23rd Morelia International Film Festival (80,000 visitors). Internationally, the MoMA in New York hosted a film cycle dedicated to La Doña (1,642 attendees), and in Madrid, we presented La crónica citadina de Juan Guzmán at Centro Cultural Galileo (1,000 attendees). A landmark achievement was the restoration of Pedro Páramo (Carlos Velo, 1966) in collaboration with The Film Foundation, TelevisaUnivision, L’Immagine Ritrovata, Filmoteca UNAM, and funded by The Material World Foundation—premiering at FICM to over 469 viewers.

We also published Stillman. Fotografía y cine en México with editorial RM (1,500 copies), a 359-page hardcover volume featuring texts by cinematographer Rodrigo Prieto and production designer Eugenio Caballero that explores the work of still photographers on Mexican film sets through rarely seen images from our Collection and Archive.

Recognitions

●	Bécalos: The program was recognized with the Best NGOs in Mexico Award and renewed its CEMEFI Institutional Strength and Transparency Accreditation for 2025, achieving the highest level of compliance.
●	Cuantrix: The AIEDU Mexico Global Meeting 2025 brought together leaders and specialists from India, Spain, Chile, Uruguay, the United States and Mexico to explore the role of artificial intelligence in education. The event fostered the exchange of innovative practices and strengthened global cooperation around the ethical and creative integration of AI in classrooms.
●	Empieza Temprano: For the first time, the program participated in FICMA (Festival Internacional de Cine con Medios Alternativos), Mexico’s film festival dedicated to digital narratives and emerging technologies, generating approximately 64,773 social media impressions over the 10-day event.
●	Tecnolochicas: The program was shortlisted for the Nature Awards for Inspiring Women in Science, a global recognition presented by Nature in partnership with The Estée Lauder Companies that celebrates initiatives advancing gender equality in STEM and encouraging girls and young women to pursue science careers worldwide.

By leveraging media, talent, partnerships, and resources, Fundación Televisa contributes to a more empowered and prosperous society.

Our Operations

As of December 31, 2025, we classify our operations into one single business segment Telecom. Through September 30, 2025, we classified our operations into two business segments Cable and Sky.

In the fourth quarter of 2025, we identified changes in operations that led to adjustments in our segment information, now identifying a single reportable segment, Telecom, with three categories of revenues: Residential, Satellite and Enterprise. Beginning in the fourth quarter of 2025, we present the operating results of our Cable and Sky businesses as a single reportable segment. This change in segment reporting is a result of (a) organizational changes that integrated the operations of our Cable and Sky businesses into one single business and (b) our chief operating decision maker now analyzing the results of our operations, making decisions and assigning resources to our operations as a single business. The changes identified included (i) the designation of a unified chief executive officer and a chief financial officer for our Cable and Sky businesses; and (ii) a restructuring and integration process of our Cable and Sky businesses as a single business; that was substantially concluded in the fourth quarter of 2025, which resulted in a consolidated operating cost structure between these two businesses, following the implementation of cost efficiencies and synergies across several areas including commercial, sales commissions, programming, information technology, technology, finance and marketing, among others. Through September 30, 2025, the operating results of our Cable and Sky businesses were presented as separate reportable segments. As a result of this change in our segment reporting, the operations previously reported under our former Cable and Sky segments are now classified into a single reportable segment for any comparative periods presented. See Notes 2 (a) and 26 to our consolidated year-end financial statements.

In addition, following the completion of the Spin-off during the first quarter of 2024, certain businesses that were part of our former Other Businesses segment, including our fútbol operations, the Azteca Stadium, the gaming operations, and the publishing and distribution of magazines, as well as certain related assets and real estate (the “Spun-off Businesses”) were spun off to a new controlling entity listed on the Mexican Stock Exchange, Ollamani, S.A.B. de C.V. (“Ollamani”), that holds the Spun-off Businesses and which at the time of the Spin-off had the same shareholding structure as the Company. As a result, we no longer own the Spun-off Businesses of our former Other Businesses segment, and, beginning with the first quarter of 2024, we began classifying the Spun-off Businesses as a discontinued operation and since then the Other Businesses segment is no longer a business segment.

Telecom

Residential

The Cable Television Industry in Mexico. Cable television offers multiple channels of entertainment, news and informational programs to subscribers who pay a monthly fee. These fees are based on the package of channels the subscribers receive. According to CRT, there were approximately 281 pay-TV concessions in Mexico and 2,337 integrated sole concessions for commercial use, as of the date of their report, serving approximately 15.1 million subscribers (including cable and DTH).

Digital Cable Television Services. Our cable companies offer on-screen interactive programming guide with direct access to Vix Premium Netflix, Disney+, HBO Max, amongst others through the izzi TV platform, video on demand, high definition channels as well as other services throughout Mexico. Along with their digital pay-TV service, our cable companies offer high speed internet and a competitive digital telephone service. Through their networks, they are able to distribute high quality video content, new services, interactivity with video on demand, 1080i high definition, impulse and order pay-per-view, a-la-carte programming, among other products and services, with added value features and premium solutions for consumers, and telephony and internet. Likewise, our cable companies offer mobile applications such as izzi go, which is a TV Everywhere application for authenticated subscribers through compatible PCs, iOS and Android platforms, that enables subscribers to access channels, movies and series on demand. izzi go also features remote control functionalities compatible with our izzi TV set-top-boxes, and allows subscribers to watch additional content through the application. In November 2020 and August 2021, izzi partnered with Disney+ and Star+ respectively, in order to distribute the service both a la-carte and as a bundle in select triple play packages and with payment integration services for izzi customers. In September 2023 we began offering Vix Premium free of additional charges as a hard bundle to both new and existing users with 50 mbps speed and above. In 2024, we added HBO Max as a hard bundle to our 100mbps offer. In 2025, we improved the offer by adding AppleTV+, Disney+ with advertising and F1. Since the first week of January 2026, we have been offering a streaming package for the FIFA World Cup 2026 alongside Vix.

Revenues. Our cable companies generate revenues from their pay-TV, broadband, internet and telephony services, from additional services such as video on demand, and from sales of advertising to local and national advertisers. Subscriber revenues come from monthly service and rental fees.

Residential Initiatives. Our cable companies plan to continue offering the following services to their subscribers:

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

Cablecom. Cablecom is a wholly-owned subsidiary of the Company, which offers bidirectional data transmission, internet and telephony services and operates in 18 States of Mexico.

FTTH. On December 17, 2018, we acquired from Axtel its residential fiber-to-the-home business and related assets in Mexico City, Zapopan, Monterrey, Aguascalientes, San Luis Potosi and Ciudad Juarez, through our FTTH subsidiary. The acquired assets comprised 553,226 RGUs, consisting of 97,622 video, 227,802 broadband and 227,802 voice RGUs. The total value of the transaction amounted to Ps.4,713 million. These subscribers were integrated into each operator where coverage was available to take advantage of the fiber optic network.

Satellite

Background. We operate “Sky”, our DTH satellite venture in Mexico, Central America and the Dominican Republic through Innova. We indirectly own 100.0% of this venture. For a description of capital contributions and loans we have made to Innova, see “Operating and Financial Review and Prospects—Results of Operations—Liquidity, Foreign Exchange and Capital Resources—Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity”.

Innova’s Social Part Holders Agreement provides that we may not directly or indirectly operate or acquire an interest in any business that operates a DTH satellite system in Mexico, Central America and the Dominican Republic (subject to limited exceptions).

As of December 31, 2023, 2024 and 2025, Innova’s DTH satellite pay-TV service had 5,567,426, 4,696,038 and 3,516,196 gross active video subscribers, respectively. Innova primarily attributes its success to its superior programming content, its exclusive transmission of the largest coverage sporting events such as soccer tournaments and special events, its high-quality customer service and its nationwide distribution network with approximately 16 points of sale. In addition to the above, Innova also attributes its success to VeTV, our low-end package in Mexico. Sky continues to offer the highest quality and exclusive content in the Mexican pay-TV industry. Its programming packages combine our over-the-air channels with other exclusive content.

During 2025, Sky offered exclusive content, which included La Liga, Supercopa, Liga Hypermotion and La Copa del Rey (Spanish soccer), the Bundesliga (German soccer), the NFL Sunday Ticket, MLB Extra Innings, the NHL, ice skating events, Davis Cup, Diamond League, UEFA EURO and UEFA Nations League. In addition to new programming contracts, Sky continues to operate under arrangements with a number of third-party programming providers to provide additional channels to its subscribers. Sky also has arrangements with the major programming studios and sports federations.

In 2025, the Sky HD Package comprised 261 channels, as well as eight additional channels for pay-per-view. We expect to continue broadening our HD offering in the coming years.

As of December 31, 2025, the standard definition programming packages monthly fees for residential subscribers, net of a prompt payment discount if the subscriber pays within 12 days of the billing date, are the following: monthly fees for high definition programming packages are: Silver Ps.4499, and Platinum was offered until November 2024 at Ps.609.

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

In 2018, Sky launched Fixed Wireless Broadband services under the brand name Blue Telecomm. Sky offers five, 10 or 20 mega single-play broadband services and five or 10 for video-broadband bundles. These services are limited to certain areas in Mexico. At the end of fiscal year 2025, Sky had 225,376 broadband customers.

In 2022, Sky launched mobile services under the brand Blue Telecomm Cel which offered packages of 4 GB, 7 GB, 16 GB, and 23 GB single-play mobile for Ps.289, Ps.399, Ps.599 and Ps.799, respectively. This mobile service has no longer been offered to the public since May 2024. At the end of fiscal year 2025, Sky had 9,631 mobile customers.

In 2023, Sky launched Sky+, an Android-based streaming platform, that integrates Sky video service, video on demand, and OTTs content in a unified viewing experience which offers packages basic and premium, at a price of Ps. 399 and Ps. 599, respectively. The Sky+ service has no longer been offered to the public since May 2024. At the year ended on fiscal year 2025, Sky had 56,180 Sky+ subscribers.

Programming. Sky receives programming content from several providers, including TVSA, which also grants DTH satellite service broadcast rights to most of its existing and future program services (including pay-per-view services on DTH), subject to some pre-existing third-party agreements and other exceptions and conditions.

Enterprise

Bestel. The Company offers Enterprise services under the brand Bestel, which is managed by (i) Operbes (the Company indirectly holds 66.4% of the equity of Operbes: 35.6% through Cablevisión and 30.8% through CVQ); and (ii) México Red de Telecomunicaciones, dba Metrored (the Company indirectly holds 100% of the equity of Metrored). Bestel provides voice services, broadband internet, cloud services, and managed and integrated services are provided, which are marketed to domestic and international carriers, as well as to the enterprise, corporate, and government segments in Mexico. Through Bestel (USA), Inc., Bestel provides cross-border services to U.S. carriers including internet protocol, or IP, transit, collocation, international private lines, and voice services, as well as access to the Internet backbone via companies or carriers classified as “TIER 1” which are networks that can reach every other network on the internet without purchasing internet protocol address or paying settlements and “TIER 2” which are networks that peer with some networks, but purchase internet protocol address transit or pay settlements to reach at least some portion of the internet. Bestel owns a fiber-optic network of approximately 19,000 kilometers, which is in the process of being expanded. In addition to its own network, Bestel operates 30,000 additional kilometers of fiber-optic networks covering several cities and economic regions in Mexico and has direct crossing of its network into Laredo, McAllen, El Paso and Dallas in Texas, Nogales in Arizona and San Diego and Los Angeles in California in the United States. This enables the Company to provide high connectivity capacity between the United States and Mexico.

Discontinued Operations

Spun-off Businesses on January 31, 2024 (see “Item 5. Operating and Financial Review and Prospects—Spin-off of Certain Businesses of Our Other Businesses Segment”)

Other Businesses

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

Investments

Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. In March 2010, Telefónica, Editora Factum, S.A. de C.V., a wholly owned subsidiary of the Company, which was merged into CVQ in May 2015, and Megacable agreed to jointly participate, through a consortium known as GTAC, in the public bid for a pair of dark fiber wires held by the CFE (Comisión Federal de Electricidad). In June 2010, the SCT granted GTAC a favorable award in the bidding process for a 20-year contract for the lease of up to 19,457 kilometers of dark fiber-optic capacity, along with a corresponding concession, granted in July 2010, to operate a public telecommunications network using DWDM technology. In June 2010, one of our subsidiaries entered into a long-term credit facility agreement to provide financing to GTAC in an amount up to Ps.688.2 million, which was already liquidated. Under the terms of this agreement, principal and interest were payable at dates agreed by the parties, between 2013 and 2021. In addition, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.1,614.0 million. By the end of 2025, GTAC had in operation 215 links and 174 nationwide nodes, and the services for customers grew to 4,326, of which 88% and 10%, respectively, have a capacity of 10 Gbps and 100 Gbps. The overall capacity per link is approximately 3.2 Tbps (80 optical channels x 10, 40 and 100 Gbps each channel). In addition, GTAC maintains nine of its own routes (3,408 kilometers), three third-party dark fiber IRU (3,042 kilometers) and local loops (542 kilometers). This fiber-optic network represents for us an alternative to access data transportation services, increasing competition in the Mexican telecommunications market and therefore improving the quality of the services offered. The fiber-optic network aims to increase broadband internet access for businesses as well as households in Mexico.

TelevisaUnivision

We have a number of arrangements with TelevisaUnivision, the leading Spanish-language content and media company in the world, which features the largest Spanish-language library of owned content and industry-leading production capabilities that power its streaming, digital and linear television offerings, as well as its radio platforms. TelevisaUnivision’s linear operations include two broadcast television networks in the United States, Univision Network and UniMás, and the broadcast television networks in Mexico known as “Las Estrellas”, “Foro TV”, “Canal 5” and “Canal 9”. In addition, TelevisaUnivision operates 9 cable networks in the United States, including Galavisión, the second most watched Spanish-language entertainment cable networks, and TUDN, the #1 Spanish-language sports network and 29 cable networks in Mexico, including “Distrito Comedia” and “TL Novelas”. TelevisaUnivision also owns or operates 59 local television stations in the United States and 30 local television stations in Mexico. In addition, TelevisaUnivision provides programming to 72 broadcast network station affiliates in the United States. Univision, “UniMás” and “Galavisión” that are also available on YouTube TV. TelevisaUnivision’s digital properties consist of streaming and various other websites. The digital offerings are anchored by ViX, a two-tier streaming service in one single app comprised of the free AVOD product and a paid premium SVOD option, which hosts over 69,000 hours of high-quality, original Spanish-language programming from distinguished producers and top talent. TelevisaUnivision’s offerings also include UnivisionNow.com, a direct-to-consumer, on-demand and live streaming subscription service, and Univision.com as well as various other local digital properties. TelevisaUnivision’s radio operations, known as the “Uforia Audio Network”, encompasses 35 owned or operated U.S. radio stations, an experiential and digital-centric event series and a robust digital audio footprint.

As of March 31, 2026, we owned a 44.3% equity interest on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) in TelevisaUnivision, and we are party to related governance arrangements pursuant to which, among other things, we are entitled to designate five of the 11 members of the Board of Directors of TelevisaUnivision, at least proportionate membership on board committees and consent rights over certain matters. In addition, Messrs. Bernardo Gómez Martínez and Alfonso de Angoitia Noriega became part of the management team of the Mexican content business of TelevisaUnivision. These individuals also continue to serve in their current roles at the Company. As a result, they do not devote all of their time to either TelevisaUnivision or the Company.

We have investments in several other businesses. See Note 10 to our consolidated year-end financial statements.

PLA and MLA

Prior to the TelevisaUnivision Transaction, the Company had entered into a Program Licensing Agreement (the “PLA”) and a Mexico License Agreement (the “MLA”) with Univision. Under the PLA, we granted Univision exclusive Spanish-language broadcast and digital rights to our audiovisual programming (subject to certain exceptions) in the United States and all territories and possessions of the United States, including Puerto Rico, in exchange for a royalty payment. Under the MLA, we had the exclusive Spanish-language broadcast and digital rights to Univision’s audiovisual programming (subject to certain exceptions) in Mexico during the term of the PLA.

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

FCC Matters

On January 3, 2017, the FCC (i) approved an increase in the authorized aggregate foreign ownership of Univision’s issued and outstanding shares of common stock from 25% to 49%; and (ii) authorized the Company to hold up to 40% of the voting interests and 49% of the equity interests of Univision. Such authorization enabled the Company to increase its equity stake in Univision, which it did through the exercise of warrants in December 2020, and subsequently in the completion of the TelevisaUnivision Transaction, as described earlier in this section under “—TelevisaUnivision”. In addition, on December 23, 2020, the FCC approved the then-pending acquisition of a majority equity interest in UHI by affiliates of Searchlight and ForgeLight, subject to certain requirements, and authorized the foreign ownership of up to 100% of UHI’s equity and voting interests, including up to a 49.9% non-controlling voting and/or equity interest to be held by the Company.

On January 21, 2022, the FCC approved the TelevisaUnivision Transaction, subject to compliance with certain requirements set forth in its ruling, including requirements relating to foreign ownership.

For additional information regarding our relationship with TelevisaUnivision, see Notes 9, 10, 14, 15 and 20 to our consolidated year-end financial statements.

Competition

We compete with various companies in Mexico, both Mexican and non-Mexican. See “Key Information—Risk Factors—Risk Factors Related to Our Business—We Face Intense Competition in Each of Our Markets”.

Residential

The Company faces intense competition from several media, internet, OTT, cable, pay-TV and telecommunications companies throughout Mexico.

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

Our cable operators compete as well with other media with respect to advertising sales, including DTH, social media, outdoor advertising and publishing, among others. The information technologies are changing and we expect will continue to change the consumption of advertising in the communications media.

Satellite

Innova currently competes with, or expects to compete with, among others, cable television operators, MMDS systems, national broadcast networks (including our three free-to-air networks and Channel 4), regional and local broadcast stations, OTT content providers, internet video websites and other DTH concessions such as Dish México, which as of June 2025 had approximately 765,000 subscribers, according to the former IFT. Currently, Dish México offers not only low-priced packages, but also high-end products such as high definition programming packages. Innova also faces competition from: (a) unauthorized C-band and Ku-band television signals provided by third parties without authorization of the Mexican government; and (b) illegal streaming services that facilitate access to television channels and content through set up boxes and applications. Other competitors include radio, movie theaters, video rental stores, IPTV, video games and other entertainment sources. We also face significant competition from new entrants in pay-TV services as well as from the new public television networks. The consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay-TV market in Mexico matures, and as the offering of bundled services that include pay-TV, broadband and telephony increases, Innova expects to face competition from an increasing number of sources. Emerging technologies that provide new services to pay-TV customers as well as new competitors in the DTH field or cable, telecommunication and internet players entering into video services would require us to make significant capital expenditures in new technologies and additional transponder capacity.

In October 2008, Dish México, a subsidiary of a U.S. based DTH company operating with certain arrangements with Telmex, started operations in Mexico through a DTH concession. Dish México currently operates nationwide.

Enterprise

Bestel engages in a competitive market environment, primarily across two areas: (i) large telecommunications companies and (ii) internet service providers (“ISPs”).

The first area compromises notable entities such as Telmex, Total Play, Alestra, Flo Networks and Hola – Metrocarrier. As a strategic approach to address such companies, Bestel consistently invests in advancing new technologies, developing strategic solutions, collaborating, and integrating to design architecture that aligns with the specific requirements of its clients.

Furthermore, an incumbent operator (Telmex) in the telecommunications sector maintains a significant market share despite government initiatives to improve market conditions.

In the context of the ISPs’ area, several operators provide connectivity services within local markets. Although these represent direct competition, their impact is somewhat limited due to their limited-services portfolios. Nevertheless, they remain relevant competitors in the local market.

Regulation

Our business, activities and investments are subject to various Mexican federal, state and local statutes, rules, regulations, policies and procedures, which are constantly subject to change and are affected by the actions of various Mexican federal, state and local governmental authorities. Given that we retained the broadcast concessions as part of the TelevisaUnivision Transaction, we continue to be responsible for compliance with regulations applicable to them, as described below. See “Key Information—Risk Factors—Risk Factors Related to Mexico—Imposition of Fines by Regulators and Other Authorities Could Adversely Affect Our Financial Condition and Results of Operations”, “Key Information—Risk Factors—Risk Factors Related to Mexico—Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “Key Information—Risk Factors—Risk Factors Related to Mexico—The Amendment of Various Provisions of the Mexican Constitution Related to Telecommunications, and the LMTR, May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Our Business Segment”. The material Mexican federal, state and local statutes, rules, regulations, policies and procedures to which our business, activities and investments are subject are summarized below. These summaries do not purport to be complete and should be read together with the full texts of the relevant statutes, rules, regulations, policies and procedures described therein.

Residential

Concessions. Cable television operators apply for a concession from CRT in order to operate their networks and provide cable television services and other multimedia communications services. Applications are submitted to CRT and, after a formal review process, a concession is granted for an initial term of up to 30 years. Cablevisión obtained a telecommunications concession, which expires in 2029; in 2019 such concession became an integrated sole concession. Pursuant to its public telecommunications concession, Cablevisión can provide any telecommunication services in Mexico, including cable television, limited audio transmission services, bidirectional internet access and unlimited data transmission services in Mexico City and surrounding areas in the State of Mexico (Estado de México). The scope of Cablevisión’s integrated sole concession is much broader than the scope of its former public telecommunications concession, which covered certain telecommunications services in Mexico City and its metropolitan area.

Cablemás operates under one integrated sole concession, which covers 20 Mexican States. Pursuant to this concession, Cablemás provides cable television services, internet access and bidirectional data transmission services. In addition, Cablemás provides local and international long distance telephony services. The concession granted by the former IFT allows Cablemás to install and operate a public telecommunications network. The Cablemás concession will expire in 2046. The Cablemás concession allows it to provide any telecommunication services throughout Mexico. In 2021, as part of a strategy to make the operation more efficient, Cablemás waived its previous concessions for residential services, which were granted pursuant to an integrated sole concession that allowed Cablemás to provide any telecommunication services in Mexico, with an expiration date of 30 years from July 7, 2016.

TVI operates under one integrated sole concession, which covers several Mexican States. Through this concession, TVI provides cable television services, bidirectional data transmission and internet and telephony services as well as mobile telephony as a mobile virtual network operator (MVNO) in 30 Mexican States. The integrated sole concession granted by the former IFT allows TVI to install and operate a public telecommunications network to provide any telecommunication and broadcasting services all around Mexico. TVI’s concession will expire in 2056.

Cablecom operates under one integrated sole concession, which covers 18 Mexican States. Through this concession, Cablecom provides bidirectional data transmission and internet and telephony services. The concession granted by the former IFT allows Cablecom to install and operate a public telecommunications network. The expiration date for Cablecom’s concession is 2045. Cablecom’s concession title allows it to provide telecommunication services throughout Mexico.

In 2021, FTTH sold its operations to its affiliated concessionary companies which previously operated in Mexico. As a result, FTTH waived its rights, in the same year, to its integrated sole concession, in order to avoid any risk of fine and/or revocation by the former IFT.

According to the LMTR, a public telecommunications concession may be renewed upon its expiration, or revoked or terminated prior to its expiration for a variety of circumstances, including:

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

In addition, CRT may establish under any public telecommunications concession further events which could result in revocation of the concession. Under current Mexican laws and regulations, upon the expiration or termination of a public telecommunications concession, the Mexican government has the right to purchase those assets of the concessionaire that are directly related to the concession, at market value.

Cable television operators are subject to the LMTR. Under current Mexican law, cable television operators are classified as public telecommunications networks, and must conduct their business in accordance with Mexican laws and regulations applicable to public telecommunications networks.

Under the applicable Mexican law, the Mexican government, through the ATDT, may also temporarily seize or even expropriate all of a public telecommunications concessionaire’s assets in the event of a natural disaster, war, significant public disturbance or threats to internal peace and for other reasons related to preserving public order or for economic reasons. The Mexican government is obligated by Mexican law to compensate the concessionaire, both for the value of the assets seized and related profits.

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

As a consequence of the constitutional reform referred to in the preceding paragraph, on July 16, 2025, the “Decreto por el que se expide la Ley en Materia de Telecomunicaciones y Radiodifusión y se abroga la Ley Federal de Telecomunicaciones y Radiodifusión” was published in the Official Gazette of the Federation. This decree created the CRT as a decentralized administrative body of the ATDT with technical, operational and managerial independence, with the purpose of guaranteeing the efficient development of telecommunications and broadcasting in accordance with the terms established by the Constitution. On that same date, the President of Mexico appointed the Chairwoman of the CRT, thereby establishing the CRT’s Plenary and dissolving the IFT.

Supervision of Operations. CRT regularly inspects the operations of cable systems and cable television operators must file periodic reports with CRT, and publish, on their web pages, the average download speed of their internet services.

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

Application of the Existing Regulatory Framework to Internet Access and IP Telephony Services

Our cable networks may be required, under Mexican law, to permit other concessionaires to connect their network to its network in a manner that enables its customers to choose the network by which the services are carried.

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

Satellite Communications

Mexican Regulation of DTH Satellite Services. Under LMTR, formerly under LFTR, concessions to broadcast DTH satellite services are for an initial term of up to 30 years and are renewable for up to 30 years. We received a 30-year concession to operate DTH satellite services in Mexico utilizing SatMex satellites in May 1996. In November 2018, such concession transitioned into a unique concession which authorizes Sky to render the following services: DTH Pay TV; Private Satellite Link Services; and Fixed Telephony and Internet Access. In October 2021, we were officially notified by the former IFT, now CRT, of the extension of our concession which has been renewed for 30 years, which now expires in May 2056.

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

Like a public telecommunications network concession, a unique concession, as well as any other authorization, may be revoked or terminated by CRT prior to the end of its term in certain circumstances, which for a DTH concession include:

●	The failure to use the concession within 180 days after it was granted;
●	A declaration of bankruptcy of the concessionaire;
●	Failure to comply with the obligations or conditions specified in the concession;
●	Unlawful assignments of, or encumbrances on, the concession; or
●	Failure to pay to the government the required fees.

At the termination of a concession, the Mexican government has the preemptive right to acquire the assets of a DTH satellite service concessionaire. In the event of a natural disaster, war, significant public disturbance or for reasons of public need or interest, the Mexican government may temporarily seize and expropriate all assets related to a concession but must compensate the concessionaire for such seizure. The Mexican government may collect fees based on DTH satellite service revenues of a satellite concessionaire.

Under the LMTR, DTH satellite service concessionaires may freely set customer fees but must notify CRT of the amount, except that if a concessionaire has substantial market power, CRT may determine fees that may be charged by such concessionaire. The LMTR specifically prohibits cross-subsidies.

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

Mexican Antitrust Law

The current Federal Antitrust Law (“Antitrust Law”) became effective on July 7, 2014, and was significantly reformed by the decree published in the Official Gazette on July 16, 2025. Pursuant to this reform, the former COFECE and the competition-related functions of the former IFT have been replaced by a new authority, the CNA, which is a decentralized public body under the Ministry of Economy (Secretaría de Economía), with legal personality, its own assets, and technical and operational independence. The CNA is responsible for authorizing mergers and acquisitions before they take place. In addition, the merger notification thresholds have been modified and apply to sales or assets of economic agents in Mexico.

As of the date of this report, the Antitrust Law provides that the following reportable transactions, among others, are exempt from being reviewed by the CNA:

(i)	Corporate restructurings.
(ii)	Transactions where the acquirer has control over the target from its incorporation or from the date the last reported transaction was approved by the CNA.
(iii)	Trusts in which the trustor contributes assets without intending to transfer, or causing the actual transfer of assets to another company that is not part of the corporate structure of the trustor.
(iv)	Transactions that have effect in Mexico involving non-Mexican participants, if the participants will not take control of Mexican legal entities, or acquire assets in Mexico, in addition to those previously controlled or owned by such participants.
(v)	When the acquirer is a Brokerage House, whose operation involves the acquisition of stock, obligations, securities or assets, in order to place them among the investing public, except when the Brokerage House obtains a significant influence in the decisions of the company.
(vi)	Acquisitions of equity securities (or convertible securities) through stock markets that represent less than 10% of such securities, and the acquirer is not entitled to: (w) appoint or remove board members, officers or managers of the issuer; (x) directly or indirectly impose decisions at general shareholders’ meetings; (y) hold voting rights with respect to 10% or more of the share capital of the issuer; or (z) directly or indirectly direct or influence the management, operation, strategy or principal policies of the issuer.
(vii)	In other cases established by the Regulatory Provisions (Disposiciones Regulatorias) issued by the CNA.

Pursuant to the 2025 reform, the CNA has absorbed the competition-related functions previously exercised by the IFT in the telecommunications and broadcasting sectors. A new Chapter Four was added to the Antitrust Law, granting the CNA authority to determine the existence of Preponderant Economic Agents in the telecommunications and broadcasting sectors and to impose the necessary measures to prevent harm to competition and free market access. The CNA may also impose limits on national and regional concentration of frequencies, cross-ownership, and grant or modify conditions for concession holders.

As part of our expansion of our cable networks, on December 17, 2018, we acquired FTTH under the provisions set forth in transitory Article 9 of LFTR. On May 8, 2019, the IFT launched an investigation to analyze if, as a result of the transaction, the Company, as well as the former Cable and Sky concessionaires and TVSA, acquired substantial power in the market of telecommunications networks providing voice, data or video services. On September 4, 2019, the IFT Investigative Authority issued a preliminary opinion, whereby it assessed that there were elements to determine that the Company had substantial power in 35 relevant markets of the telecommunications networks that provide restricted television and audio services. Those relevant markets comprise 35 municipalities in the following States: Aguascalientes, Chihuahua, Ciudad de México, Estado de México, Jalisco, Nuevo León and San Luis Potosí. As a response to the preliminary opinion, the Company presented its position and provided evidence to prove that the Company does not hold substantial power in the relevant markets established in the preliminary opinion. On November 26, 2020, the IFT notified TVSA, the Company and some subsidiaries of its former Cable and Sky businesses of the final resolution confirming the existence of substantial power in the 35 relevant markets of restricted television and audio services. Some of the consequences derived from the determination of substantial market power are applicable as a matter of law and others may be imposed by IFT in a new procedure in accordance with the LFTR, which may consist of: (i) the obligation to obtain IFT’s approval and to register the rates for our services; (ii) to inform the IFT in case of the adoption of new technology or modifications to the network; (iii) the agent with substantial power may not be entitled to the benefits of some rules of the “must carry” and “must offer” provisions; and (iv) the implementation of accounting separation. Consequently, on December 17, 2020, TVSA, the Company and some subsidiaries of its former Cable and Sky businesses, filed three amparos, respectively, to challenge the constitutionality of the resolution. In October 2022, TVSA, the Company and some subsidiaries of its former Cable and Sky businesses obtained favorable amparo resolutions form a specialized federal judge which determined that the resolution of IFT about the substantial power on the restricted services of television and audio market in 35 municipalities in Mexico, after the acquisition of the direct to home fiber-optic and assets related to Axtel, S.A.B. de C.V. in December 2018, was unconstitutional. On January 24, 2024, a Federal Court resolved through a final resolution of the amparo of TVSA and instructed the IFT to revoke the substantial power resolution. On March 6, 2024, as a result of the amparo resolution, the IFT revoked the substantial power resolution and determined to close the file only for TVSA. On May 16, 2024, a Federal Court ruled on the amparo proceedings of the Company and some subsidiaries of its former Cable and Sky businesses, ordering the IFT to repeal the determination that declared the Company, its concessionaires of restricted television and audio services and other entities as Economic Agent with Substantial Power in the 35 relevant markets of restricted television and audio services. On June 21, 2024, the IFT notified the Company of such repeal ruling in compliance with the guidelines issued by the Federal Court. With this resolution, the procedure initiated by the IFT to impose asymmetric measures on the Company and its subsidiaries was also repealed, and the measures provided in the current regulations for these purposes are no longer applicable.

Other relevant provisions provided in the Antitrust Law, as reformed, are the following:

(a)	The Autoridad Investigadora, or Investigative Authority, has the authority to investigate the commission of monopolistic practices, forbidden mergers, barriers to competition, essential facilities, or substantial market power. Pursuant to the 2025 reform, it may also participate in trial-like proceedings, conduct inspections, request assistance from public force, and file criminal complaints.
(b)	Enhancement of the legal power of the authorities for conducting their investigations, including requesting written evidence and testimonies, performing verification visits, conducting surveys, collecting data through any tool, and requesting the assistance of public force or any Public Authority.
(c)	Significantly increased monetary sanctions for the commission of illegal conduct, including: fines of up to 15% of the economic agent’s revenues for absolute monopolistic practices; up to 10% for relative monopolistic practices and illicit concentrations; up to 8% (or up to 15% if the CNA had previously objected to the concentration) for gun-jumping (failing to obtain prior merger approval); and up to 12% for non-compliance with concentration conditions. In addition, individuals who directly or indirectly participate in monopolistic practices or illicit concentrations may be disqualified from holding corporate positions for up to five years and fined up to 350,000 times the daily value of the UMA.
(d)	The CNA may determine the existence of essential facilities when the following conditions are met: (i) one or several economic agents with substantial market power, or that have been determined as Preponderant, control a good; (ii) the reproduction of such good by other economic agents is unviable, now or in the future, due to technical, legal or economic reasons; (iii) the good is indispensable for the provision of other goods or services in other markets and does not have close substitutes.

(e)	The CNA may determine the existence of barriers to competition and free markets, when an element is found that either: (i) hinders the access of new entrants; (ii) limits competition; or (iii) hinders or distorts competition and the free market process.
(f)	The resolutions issued by the CNA can only be challenged by an amparo claim, which will be ruled by the Antitrust, Telecommunications and Broadcasting federal courts, without any judicial stay that can suspend the execution of the resolution.

The above-mentioned provisions may significantly and adversely affect our business, results of operations and financial condition.

The transition to the Comisión Nacional Antimonopolio, which has replaced both COFECE and the IFT’s competition-related functions, could introduce further uncertainty regarding compliance obligations, competitive conditions, and market dynamics, all of which may materially affect our business and financial performance. The CNA is fully operational as its five-member Plenary is integrated and the Chairperson has been designated by the President of Mexico. As the legislative and regulatory landscape continues to evolve, we will closely monitor any changes that may impact our business operations, including the issuance of the Regulatory Provisions, potential amendments to sector-specific legislation, and new enforcement mechanisms established by the restructured regulatory framework.

Mexican Television Regulations

Concessions. The LMTR regulates, on a convergent basis, the use and exploitation of the radio-electric spectrum, and the telecommunications networks, as well as the rendering of broadcasting, cable, satellite pay-TV and telecommunications services.

Concessions for the commercial use of spectrum are granted through public bid processes. Such concessions are granted for a fixed term, subject to renewal in accordance with LMTR. Renewal of concessions for the use of spectrum require, among others: (i) that the concessionaire submit the renewal request to the CRT, in the case of broadcasting services, no later than six months prior to the expiration of the term of the relevant concession; (ii) that the concessionaire be in compliance with its obligations under the LMTR, other applicable regulations, and the concession title; (iii) a determination by the CRT, within thirty business days following the submission of the request, as to whether there is a public interest in recovering the spectrum granted under the relevant concession, in which case the CRT will notify the concessionaire and the concession will terminate upon expiration of its term; and (iv) if no such public interest exists, the granting of the requested extension, subject to the concessionaire’s prior acceptance of the new conditions established by the CRT, which will include the payment of a corresponding fee. To our knowledge, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in the past several years for public interest reasons, however, the Company is unable to predict any future action by CRT.

Pursuant to the LMTR, concessionaires have one integrated sole concession to provide telecommunication and broadcasting services. Integrated sole concessions will be granted for a term of up to 30 years with the possibility to renew them, for the same term originally granted. Renewal of integrated sole concessions require, among others: (i) to request its renewal to CRT within the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LMTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by CRT. CRT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure by CRT to respond within such period of time shall be interpreted as if the request for renewal has been granted.

In May 2018, applications for the renewal of the Group’s 70 broadcasting concessions (comprising 225 TV stations), were timely filed under the former LFTR and the terms set on the concessions, and as part of the renewal process, the Company regrouped its concessions to create (i) three concessionaires, each one specialized on broadcasting the National TV Networks of Las Estrellas, Canal 5 and Canal Nu9ve, respectively, and (ii) three concessionaires specialized on local TV content.

On November 6, 2018, the former IFT notified the Company the grant of the renewal of its concessions, the new conditions under which they will operate, as well as the relevant fee to be paid for such renewals.

On November 26, 2018, the Company timely accepted the new conditions for the renewal of the concessions and performed the payment of the relevant fee for a total amount of Ps.5,753 million, as a consequence, the former IFT delivered to the Company (i) 23 concessions for the use of spectrum that comprise the Company 225 TV stations, for a term of 20 years, starting in January 2022, and ending in January 2042, and (ii) six concessions that grant the authorization to provide digital broadcasting television services of such 225 TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052.

On March 7, 2014, the former IFT published in the Official Gazette of the Federation an invitation to a public auction for the concession for the two new National Digital Networks. The invitation provided that the concessions for the National Digital Networks would be granted for a term of 20 years for the operation of stations with, among other characteristics, mandatory geographic coverage in 123 locations corresponding to 246 channels within the Mexican territory.

Pursuant to the LMTR currently in force, a concession (obtained by means of a public process) is still needed to participate in the radio-electric spectrum in Mexico.

None of our over-the-air television concessions has ever been revoked or otherwise terminated and, except for an immaterial concession to transmit an UHF restricted television service which expired in November 2010, all of our concessions have been renewed. See “Information on the Company—Business Overview—Regulation—Residential—Concessions”.

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

As a result of the Constitutional Amendment, certain provisions of the LMTR and Guidelines related to the distribution of more than one channel of programming on the same transmission channel, or multiplexing, issued under the former IFT, still valid, were passed. Such provisions optimize the use of the spectrum; for example, where the 6MHz spectrum was used entirely to broadcast only one channel of programming analog standard, now based on new technologies, more than one channel of programming digital standard on the same transmission channel can be broadcast. The Company, as a Preponderant Economic Agent has a restrictive obligation related to multiplexing. The IFT shall not authorize the Preponderant Economic Agent to broadcast channels in excess of 50% of the total channels authorized to other broadcasters in the same geographic coverage. The IFT has granted multiplexing authorizations to the Company, granting access to TVSA as its third party programmer in terms of the third party programming agreements: 36 authorizations for multiplexing the Channel 5 Network, 29 authorizations for multiplexing the Channel Nu9ve Network, two authorizations for multiplexing the Channel 2 Network, 35 authorizations for multiplexing Channel Foro TV Network, three authorizations for multiplexing Local Channels and three authorizations for multiplexing the Channel CV Shopping (programmed by the Company).

Supervision of Operations. To ensure that broadcasting is performed in accordance with the provisions established in the concession title, the LMTR and Guidelines, CRT is entitled to monitor compliance by exercising powers of supervision and verification: for example, the CRT can perform technical inspections of the television stations and the concessionaire must file annual reports with CRT.

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

Content for Children and Teenagers. The LMTR includes new criteria for programming addressed for children and teenagers. Each concessionaire is also required to transmit each day, free of charge, up to 30 minutes of programming promoting cultural, educational, family counseling and other social matters, using programming provided by the Mexican government. Historically, the Mexican government has not used a significant portion of this time.

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

TV advertisement will not take up more than 18% of the broadcast time on any day in TV. However, this percentage can be increased by an additional 2% when at least 20% of the content programmed is national production. Another 5% of advertisement time can be added when at least 20% of the content programmed is independent national production. There are no restrictions on maximum rates. See “Key Information—Risk Factors—Risk Factors Related to Mexico—Existing Mexican Laws and Regulations or Changes Thereto or the Imposition of New Ones May Negatively Affect Our Operations and Revenue” and “—The Amendment of Various Provisions of the Mexican Constitution Related to Telecommunications, and the LMTR, May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Our Business Segment”.

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

Additional Rights for Audiences. Among others, the former LFTR imposed new obligations on concessionaires. On November 29, 2016, the former IFT issued the Guidelines for the Defense of the Audiences, which were published on December 21, 2016, in the Federal Official Gazette. These guidelines and some related provisions of the former LFTR were constitutionally challenged by the Executive Branch and the Senate particularly for concerns that they restrict freedom of speech. These procedures were dismissed by the Supreme Court of Justice by the entry into force of the reform of the former LFTR published in the Official Gazette on October 31, 2017 (the “LFTR 2017 Reform”). The amendment to the former LFTR included among other things: (i) restricted the power of the former IFT to regulate a large portion of the provisions established by the Guidelines for the Defense of the Audience; (ii) increased the ability of all broadcasting and telecommunications concessionaries to self-regulate themselves by granting them the ability to regulate their programming content and the way in which they decide to respect and promote the rights of the audiences through their code of ethics without being subject to IFT’s approval; (iii) removed the obligation to make sure that, when broadcasting news, the reporting of factual material is clearly distinguished from commentaries and personal analysis; and (iv) made clear that the appointment of an Ombudsman is not subject to special specifications and procedures set by the former IFT. As a result, the legal provisions that are contrary to this amendment were repealed.

The LFTR 2017 Reform was challenged through actions for constitutional review (acciones de constitucionalidad), which were resolved in August 2022 by the Supreme Court of Justice, overriding the former LFTR 2017 Reform, subsisting the Congress’ authority to legislate again on Rights for Audiences. In addition, two associations and other persons filed two amparo suits challenging some provisions of the former LFTR 2017 Reform. As a result of one of such proceedings, the courts ordered the repeal of the amendment of article 256 of the LFTR 2017 Reform, and the former IFT had the authority to determine a date for entering into force of the General Guidelines on Rights for Audiences dated December 21, 2016, or to issue new guidelines. The Company’s entities that are concessionaires challenged the decision to repeal the LFTR 2017 Reform. Lastly, on February 5, 2025, in compliance with the court ruling resulting from the amparo proceedings filed by the associations mentioned above, the former IFT published in the Official Gazette of the Federation the new Guidelines for the Defense of the Audiences, establishing the current Rights of Audiences and set obligations for Broadcasting Concessionaires, Pay-TV Concessionaires, and Programmers, which include (i) having a Code of Ethics, registering it with the IFT, now CRT, and publishing it; and (ii) having an Audience Ombudsman with minimum requirements and registering them with the IFT, now CRT, as well, all of the above, valid until the Constitutional Amendment.

Current Rights for Audiences. As part of the Constitutional Amendment, under LMTR, audiences are entitled to receive diverse content; to have a distinction between programming and advertising and access to parental advisories (specific guidelines pending to be published by CRT); to be informed of schedules and changes; to exercise the statutory right of reply with differentiation between news and opinion; and to receive consistent audio and video quality. They are also protected against discrimination and entitled to content that respects human rights, the best interests of children, and gender equality. Concessionaires must adopt, register, and publish a Code of Ethics; implement certain accessibility measures (including subtitling, dubbing into Spanish, and Mexican Sign Language in specified programs); promote inclusive representations; provide mechanisms for audience feedback to an Ombudsman; and ensure access to programming guides. Broadcast concessionaires must appoint an Audience Ombudsman to process complaints and issue recommendations, serving renewable three-year terms in accordance with LMTR.

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

Foreign Ownership. Non-Mexican ownership of shares of Mexican enterprises is restricted in some economic sectors, including broadcast television, and radio. As a result of the Telecom Reform, the participation of foreign investors can be up to 49% in free to air radio and television concessions, subject to reciprocity requirements, and up to 100% in telecommunications services and satellite communications. Such amendments are reflected in the LMTR and Mexico’s Ley de Inversión Extranjera, or Foreign Investment Law, and the Reglamento de la Ley de Inversión Extranjera y del Registro Nacional de Inversiones Extranjeras, or the Regulation of the Foreign Investment Law and the Foreign Investment National Registry. The Foreign Investment Law does not restrict foreign investment in programmers such as TVSA that make their programming channels available through free to air television. See “—Satellite Communications—Mexican Regulation of DTH Satellite Services”.

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

Telecom and Broadcasting Regulations

On December 20, 2024, the Executive Branch published in the Official Gazette of the Federation the Constitutional Amendment, dissolving seven autonomous authorities, including COFECE and IFT. On July 16, 2025, the Mexican Federal Antitrust Law (Ley Federal de Competencia Económica) and, on the same date, the LMTR was published, repealing the LFTR in force since 2014. On October 16, 2025, the CNA was created as a decentralized authority organized under the Ministry of Economy (Secretaría de Economía), with operational and technical autonomy. Similarly, on October 17, 2025, the CRT started operations as the sole authority in telecommunications and broadcasting, assuming the attributions, obligations and powers of the extinct IFT, with the exception of antitrust proceedings, which are continued by the CNA. Unlike the IFT, the CRT is not a constitutionally autonomous body and falls under the Federal Executive Branch through the ATDT. The CRT is empowered, among other things, to (i) oversee the Mexican telecommunications (including cable and satellite pay-TV) and broadcasting (television and radio) industries, except for antitrust matters related to these industries; (ii) set limits to national and regional frequencies that can be exploited by a concession holder, or to the cross-ownership of telecommunications, television or radio businesses that serve the same market or geographical zone that may include the divestment of certain assets to comply with such limits; (iii) oversight and verify asymmetric regulation measures; (iv) grant and revoke telecommunications, television and radio concessions; (v) approve any assignment or transfer of control of such concessions; (vi) revoke a concession for various reasons; and (vii) determine the payment to be made to the government for the granting of concessions.

Concessions for the use of spectrum will only be granted through public bid processes. On March 7, 2014, the former IFT published in the Official Gazette of the Federation an invitation to a public auction for the concession for the two National Digital Networks which would be granted for a term of 20 years for the operation of stations with, among other characteristics, mandatory geographic coverage in 123 locations corresponding to 246 channels within the Mexican territory.

In March 2015, the former IFT issued its ruling announcing Grupo Radio Centro and Imagen Television as winning bidders for two free to air broadcasting licenses with separate national coverage. Imagen Television has completed the process and received its license. However, since Grupo Radio Centro failed to pay the amount they bid for their free to air broadcasting license, the former IFT’s ruling announcing them as a winning bidder was declared null and void and they will not receive the license. As a result, the auction of the portion of the spectrum that was going to be assigned to Grupo Radio Centro took place during 2017. The new bid was for 148 channels for Digital Terrestrial Television, including at least 123 channels that were not allocated in the IFT-1 bidding process for the two national digital broadcast television networks. At the end of the process, offers were received for 32 channels located in 29 different coverage areas, located in 17 States and covering about 45% of the country’s total population. The bidding process concluded in December 2017 with the issuance of the corresponding concession titles in favor of Compañía Periodística Sudcaliforniana, S.A. de C.V., Comunicación 2000, S.A. de C.V., Francisco de Jesús Aguirre Gómez, Intermedia de Chihuahua, S.A. de C.V., José Guadalupe Manuel Trejo García, Multimedios Televisión, S.A. de C.V., Quiero Media, S.A. de C.V., Radio Comunicación Gamar, S.A. de C.V., Radio Operadora Pegasso, S.A. de C.V., Radio-Televisión de Nayarit, S.A. de C.V., Tele Saltillo, S.A. de C.V., Televisión Digital, S.A. de C.V. and Telsusa Televisión México, S.A. de C.V. See “Key Information—Risk Factors—Risk Factors Related to Mexico—The Amendment of Various Provisions of the Mexican Constitution Related to Telecommunications, and the LMTR, May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Our Business Segment.”

Access to information and communication technologies, as well as broadcasting and telecommunications services (including broadband), is established as a constitutional right. The telecom regulation further requires that such information be diverse and timely, and that any person may search, receive and disclose information and ideas of any kind through any media. Among other things, the LMTR contemplates the right of audiences to be able to receive content that reflects ideological pluralism, and to have the right to replicate the news.

The telecom regulation permits 100% foreign ownership in satellite and telecommunications services concessions and increases to up to 49% the level of permitted foreign ownership in television and radio services concessions, subject to reciprocity of the originating foreign investment country. The Foreign Investment Law does not restrict foreign investment in programmers such as TVSA that make their programming channels available through free to air television.

Starting on September 10, 2013, concessionaries of broadcast services have been required to permit pay-TV concessionaries to retransmit broadcast signals, free of charge and without discrimination, within the same geographic coverage area simultaneously and without modifications, including advertising, and with the same quality of the broadcast signal, except in certain specific cases provided in the telecom regulation. Also, since September 10, 2013, our pay-TV licensees are required to retransmit broadcast signals of others, free of charge and on a non-discriminatory basis, subject to certain exceptions and additional requirements provided for in the Telecom Reform.

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

The National Development Plan includes a program for installing broadband connections in public facilities, which would identify the number of sites to be connected per year to promote access to broadband in public buildings dedicated to investigation, health, education, social services and in other facilities owned by the government. See “Key Information—Risk Factors—Risk Factors Related to Mexico—The Amendment of Various Provisions of the Mexican Constitution Related to Telecommunications, and the LMTR, May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Our Business Segment”.

The LMTR establishes a renewal procedure that would result in the granting of a renewal of an integrated sole concession (when involving radio-electric spectrum or orbital resources, a concession to exploit such spectrum is required) in order to provide telecommunications and broadcasting services. The integrated sole concession would be awarded for renewable 30-year terms. Renewal of integrated sole concessions require, among others: (i) to request its renewal to CRT within the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LMTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by CRT. CRT shall resolve any request for renewal of the concessions within 180 business days of its request. Failure by CRT to respond within such period of time shall be interpreted as if the request for renewal has been granted.

The LMTR also contemplates that concession holders that operate a public network of telecommunications must: (i) abstain from charging long distance fees for calls made by users to any national destination; (ii) if there was no other concession holder providing similar services in a certain territory, the concession holder providing the service in such territory shall have to continue providing the services; and (iii) concession holders must adopt the open architecture designs for the network to guarantee the interconnection and interoperation of their network.

The LMTR establishes the maximum amount of time that a concession holder providing broadcasting services with commercial purposes can use for commercial advertising. The maximum amount of advertising time is set at 18% of the total broadcasting time for each television channel (such percentage may be increased as described in “—Television—Mexican Television Regulations—Restrictions on Advertising”).

The LMTR establishes that those concession holders providing broadcasting services shall offer broadcasting services and advertising spaces to any person or corporation that requires them on a non-discriminatory basis and on market terms granting the terms, packages, conditions, and rates in force at the time of the request. Additionally, the law provides that balance shall be maintained between advertising and programming. Advertising shall be subject to several rules, including the maximum time allowed for advertising (i.e., 18% of the total available time per channel in free to air television; and six minutes per hour on pay-television and audio). However, in free to air television, the time allowed for advertising can be increased by an additional 2% when at least 20% of the content aired is national production. Another 5% of advertisement time can be added when at least 20% of the content aired is independent national production. There are no restrictions on maximum rates.

Significant Subsidiaries

The table below sets forth our significant subsidiaries and significant investee as of December 31, 2025.

	Jurisdiction of
	Organization or	Percentage
Name of Significant Subsidiary	Incorporation	Ownership(1)
Telecom:
Corporativo Vasco de Quiroga, S.A. de C.V. (CVQ) (3)	Mexico	100.0%
Cablestar, S.A. de C.V. (2) (4)	Mexico	66.4%
Empresas Cablevisión, S.A.B. de C.V. (5) (6)	Mexico	51.5%
Cablemás subsidiaries (7)	Mexico	100.0%
Televisión Internacional, S.A. de C.V. (6)	Mexico	100.0%
Sky DTH, S.A. de C.V. (8)	Mexico	100.0%
Innova Holdings, S. de R.L. de C.V. (8)	Mexico	100.0%
Innova, S. de R.L. de C.V. (Innova)(9)	Mexico	100.0%
Other corporate operations:
Multimedia Telecom, S.A. de C.V. (10)	Mexico	100.0%
Grupo Telesistema, S.A. de C.V. (11)	Mexico	100.0%
Significant Investee:
TelevisaUnivision, Inc. (TU) (10)	United States of America	43.2%
(1)	Percentage of equity owned by us directly or indirectly through subsidiaries.
(2)	While this subsidiary is not a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, we have included it in the table above to provide a more complete description of our operations.
(3)	Direct subsidiary through which we conduct our Telecom operations.
(4)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V. through which, together with México Red de Telecomunicaciones, S.A. de C.V., we conduct the Enterprise operations of our Telecom segment.
(5)	Indirect subsidiary through which we own our equity interest in Cablevisión, S.A. de C.V.
(6)	One of two indirect subsidiaries through which, together with the Cablemás subsidiaries, we primarily conduct our Residential services.
(7)	The Cablemás subsidiaries are directly or indirectly owned by CVQ.
(8)	One of two subsidiaries through which we own our equity interest in Innova.
(9)	Indirect subsidiary through which we conduct our Satellite services.
(10)	TelevisaUnivision, Inc. has been included as a significant investee pursuant to Rule 3-09 of Regulation S-X. The Company and its subsidiary Multimedia Telecom, S.A. de C.V. directly own shares in the capital stock of TelevisaUnivision, Inc.
(11)	Direct subsidiary, which carries out certain corporate operations of the Company.

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

Residential, Satellite and Enterprise services are primarily conducted in Mexico.

As of December 31, 2025, our properties represented approximately 4.46 million square feet of space, of which over 3.35 million square feet are located in Mexico City and the surrounding areas, and approximately 0.64 million square feet are located outside of Mexico City and the surrounding areas.

We currently own approximately 4.46 million square feet of space, 2.27 million of which are leased to TelevisaUnivision, including the television stations, four locations in Mexico City, 14 studios in San Angel, three studios in Santa Fe and one studio in Rojo Gomez and 12 studios located in Chapultepec. We also own other properties used in connection with our operations, including a training center, technical operations facilities, studios, workshops, television and repeater stations, and office facilities, part of which are leased to TelevisaUnivision or its subsidiaries. We also own or lease over a total of 27,777 square feet in properties in the United States, Latin America, Spain and Switzerland in connection with our operations there. We own or lease all of these properties through indirect wholly owned and majority owned subsidiaries. The following table summarizes our real estate and lease agreements in the United States, Latin America, Spain and Switzerland.

	Number of
Operations	Properties	Location
Television and news activities
Leased properties	3	Madrid, Spain(1)
		Castellón, Spain(1)
		Zug, Switzerland(1)
DTH
Leased properties	7	San José, Costa Rica(1)
		Guatemala(1)
		Nicaragua(1)
		Panamá(1)
		San Salvador(1)
		Honduras(1)
		Dominican Republic(1)
Telephony
Leased properties	1	Laredo, Texas(1)

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

We renewed the contract with satellite IS-34 until November 30, 2025. IS-11 (formerly known as PAS-11) ended its life in November 2022. The migration between IS-11 to satellite IS-34 started on August 1, 2022 and ended on November 30, 2025. Starting in December 2025, the contracted satellite capacity on the IS-34 satellite was reduced by 50%.

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

On March 1, 2002, we contracted a half Ku Band transponder on Satmex Solidaridad II until April 30, 2005, On May 1, 2005, the contract was renewed with Satmex until April 2006. On May 1, 2006, the contract was renewed with Satmex until December 2008. On January 1, 2009, the contract was renewed with Satmex until December 31, 2011. On January 1, 2012, the contract was renewed with Satmex until December 31, 2014. the Eutelsat Group completed the acquisition of the Mexican company Satmex. Since March 2014, the company operates under the name Eutelsat Americas. On January 1, 2015, the contract was renewed with Eutelsat Americas E117WA until December 31, 2017. On January 1, 2018, the contract was renewed with Eutelsat Americas E115WA until March 14, 2020. On March 15, 2020, the contract was renewed with Eutelsat America until March 14, 2023. On March 15, 2023, the contract was renewed with Eutelsat America until March 14, 2026. On March 15, 2026, the contract was renewed with Eutelsat America until March 14, 2029.

On November 15, 2016, we contracted a half transponder on SES NSS-806 until January 31, 2018. On September 5, 2018, SES NSS-806 was replaced with SES-14 and the contract was renewed with SES until January 31, 2019. On February 1, 2019, the contract with SES was renewed until January 31, 2020. In this renewal, the bandwidth was decreased from 18 MHz to 6 MHz. On February 1, 2020, the contract was renewed with SES until January 31, 2021. On February 1, 2021, the contract was renewed with SES until January 31, 2022. The bandwidth remained at 6 MHz. This contract was renewed with SES until January 31, 2024, with the bandwidth under the contract remaining at 6 MHz. This contract was renewed with SES until January 31, 2025, with the bandwidth under the contract remaining at 6 MHz. This contract was renewed with SES until January 31, 2026, with the bandwidth under the contract remaining at 6 MHz. This contract was renewed with SES until January 31, 2029, with the bandwidth under the contract remaining at 6 MHz.

With several new domestic and international satellites having been launched recently, and with several others scheduled for launch in the next few years, including those scheduled for launch by Intelsat, Eutelsat Americas (formerly Satmex) and SES, we believe that we will be able to secure satellite capacity to meet our needs in the future, although no assurance can be given in this regard.

Insurance. We maintain comprehensive insurance coverage for our offices, equipment, transmission lines networks and other properties for risks including fire, earthquake, flooding, storm, and other similar events and the resulting business interruption losses, subject to some limitations. In addition, we maintain a cyber-insurance policy that covers certain types of cyber-related losses. We do not maintain insurance for our DTH business in case of loss of satellite transmission. We cannot provide any assurance that our insurance coverage is sufficient to cover any losses that we may sustain, or that we will be able to successfully claim our losses under our insurance policies on a timely basis or at all. If we incur any loss not covered by our insurance policies, or the compensated amount is significantly less than our actual loss or is not timely paid, our business, financial condition and results of operations could be materially and adversely affected.

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

This proposal was carried out through a spin-off (the “Spin-off”), which became effective on January 31, 2024, creating Ollamani, which holds the Spun-off Businesses and, at the time of the Spin-off, had the same shareholding structure as the Company. We and Ollamani obtained all required corporate and regulatory authorizations and Ollamani began trading separately from the Company on the Mexican Stock Exchange on February 20, 2024.

Preparation of Financial Statements

As required by regulations issued by Comisión Nacional Bancaria y de Valores, or the Mexican Banking and Securities Commission (“CNBV”), for listed companies in Mexico, our financial information is presented in accordance with the IFRS Accounting Standards as issued by the IASB for financial reporting purposes.

Our consolidated financial statements for the years ended December 31, 2024 and 2023 have been prepared to present the discontinued operations following the Spin-off effective on January 31, 2024.

Beginning in the fourth quarter of 2025, we present the operating results of our Cable and Sky businesses as a single reportable segment, Telecom, with three categories of revenues: Residential, Satellite, and Enterprise. This change in segment reporting is a result of organizational changes that integrated the operations of our Cable and Sky businesses into one single business, and that the chief operating decision maker now analyzes the results of our operation, makes decisions and assigns resources to it as a single business. The changes identified included: (i) the designation of a chief executive officer and a chief financial officer of our Cable and Sky businesses as a single business; and (ii) a restructuring and integration process of our Cable and Sky businesses that was substantially concluded in the fourth quarter of 2025, which resulted in a consolidated operating cost structure between these two businesses, following the implementation of cost efficiencies and synergies across several operating and administrative areas. Through September 30, 2025, the operating results of our Cable and Sky businesses were presented as separate reportable segments. As a result of this change in our segment reporting, the operations previously reported under our former Cable and Sky segments are now classified into a single reportable segment for any comparative period presented.

	Year Ended December 31,
	2025		2024		2023

	(Millions of Pesos)(1)
Revenues	Ps.	58,878.2	Ps.	62,260.9	Ps.	66,222.8
Cost of sales		(36,394.8)		(41,117.1)		(43,297.4)
Selling expenses		(7,721.8)		(8,815.2)		(8,848.2)
Administrative expenses		(9,522.9)		(10,592.6)		(11,305.6)
Other expense, net		(1,013.8)		(4,554.9)		(913.8)
Operating income (loss)		4,224.9		(2,818.9)		1,857.8
Finance expense, net		(4,140.3)		(4,695.1)		(4,845.9)
Share of loss of associates and joint ventures, net		(1,088.1)		(182.6)		(4,086.6)
Income taxes		(7,931.5)		(688.6)		(2,360.7)
Net loss from continuing operations		(8,935.0)		(8,385.2)		(9,435.4)
Income from discontinued operations, net		—		56.8		628.1
Net loss		(8,935.0)		(8,328.4)		(8,807.3)
(Income) loss attributable to non-controlling interests		(233.3)		62.9		384.6
Net loss attributable to stockholders of the Company	Ps.	(9,168.3)	Ps.	(8,265.5)	Ps.	(8,422.7)
(1)	Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2025, 2024 and 2023 included in this annual report due to differences in rounding.

Results of Operations

For presentation purposes, our segment cost of sales, selling expenses, and administrative expenses for the years ended December 31, 2025, 2024 and 2023 exclude corporate expenses and depreciation and amortization, which are presented as separate line items.

The following table shows the reconciliation between our operating segment income and consolidated operating income or loss under IFRS Accounting Standards:

	Year Ended December 31,
	2025		2024		2023

	(Millions of Pesos)(1)
Revenues	Ps.	58,878.2	Ps.	62,260.9	Ps.	66,222.8
Segment cost of sales (2)		(22,089.2)		(24,761.5)		(25,781.1)
Segment selling expenses (2)		(7,578.7)		(8,654.8)		(8,610.6)
Segment administrative expenses (2)		(6,362.2)		(5,841.7)		(6,921.0)
Intercompany operations (3)		173.8		155.0		120.4
Operating segment income (4)		23,021.9		23,157.9		25,030.5
Corporate expenses		(448.9)		(756.0)		(1,031.2)
Intercompany operations (3)		(173.8)		(155.0)		(120.4)
Depreciation and amortization		(17,160.5)		(20,510.9)		(21,107.3)
Other expense, net		(1,013.8)		(4,554.9)		(913.8)
Operating income (loss) (5)	Ps.	4,224.9	Ps.	(2,818.9)	Ps.	1,857.8
(1)	Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2025, 2024 and 2023 included in this annual report due to differences in rounding.
(2)	Segment cost of sales excluded depreciation and amortization in the amount of Ps.14,305.6 million, Ps.16,355.6 million and Ps.17,516.3 million in 2025, 2024 and 2023, respectively. Segment selling expenses excluded depreciation and amortization in the amount of Ps.143.1 million, Ps.160.4 million and Ps.237.6 million in 2025, 2024 and 2023, respectively. Segment administrative expenses excluded corporate expenses in the amount of Ps.448.9 million, Ps.756.0 million and Ps.1,031.2 million in 2025, 2024 and 2023, respectively, and depreciation and amortization in the amount of Ps.2,711.8 million, Ps.3,994.9 million and Ps.3,353.4 million in 2025, 2024 and 2023, respectively.
(3)	Intercompany operations related to intercompany leases that were not eliminated at the operating segment income level.
(4)	The operating segment income data set forth in this annual report does not include corporate expenses, depreciation and amortization, and other expense, net, in any year presented but are presented herein to facilitate the discussion of our Telecom segment results.
(5)	Consolidated operating income (loss) reflects corporate expenses, intercompany operations, depreciation and amortization, and other expense, net, in the years presented. See Note 26 to our consolidated year-end financial statements.

The following table presents the results for each of our revenue streams and our single business segment.

	Year Ended December 31,(1)
Revenues	2025	2024	2023
Residential	71.6%	69.0%	66.6%
Satellite	21.1	24.1	26.6
Enterprise	7.3	6.9	6.8
Telecom revenues	100.0%	100.0%	100.0%

The following table presents our consolidated operating income or loss as a percentage of our total consolidated revenues:

	Year Ended December 31,(1)
	2025	2024	2023
Revenues
Segment cost of sales (2)	37.5%	39.8%	38.9%
Segment selling expenses (2)	12.9	13.9	13.0
Segment administrative and corporate expenses (2)	11.6	10.6	12.0
Depreciation and amortization	29.1	32.9	31.9
Other expense, net	1.7	7.3	1.4
Consolidated operating income (loss)	7.2	(4.5)	2.8
Total consolidated revenues	100.0%	100.0%	100.0%
(1)	Certain data set forth in these tables may vary from the corresponding data set forth in our consolidated year-end financial statements due to differences in rounding. See Note 26 to our consolidated year-end financial statements.
(2)	Excluding depreciation and amortization.

Preponderant Economic Agent Status

For a discussion of the consequences regarding IFT’s March 6, 2014 decision determining that we, together with other entities with concessions to provide broadcast television, are preponderant economic agents in the broadcasting sector in Mexico see “Key Information—Risk Factors—Risk Factors Related to Mexico—The Amendment of Various Provisions of the Mexican Constitution Related to Telecommunications, and the LMTR, May Significantly and Adversely Affect the Business, Results of Operations and Financial Results of Our Business Segment”. For a discussion regarding the opportunities and options for us as a result of IFT’s determination that Grupo Carso, S.A.B de C.V., Grupo Financiero Inbursa, S.A.B. de C.V., and other entities are preponderant economic agents in the telecommunications market in Mexico see “Information on the Company—Business Overview—Business Strategy—Expanding our Business in the Mexican Telecommunications Markets by Taking Advantage of the Telecom Reform and Implementing Legislation”.

Results of Operations for the Year Ended December 31, 2025,

Compared to the Year Ended December 31, 2024

RESULTS OF OPERATIONS

Revenues

The following table presents full year consolidated results ended December 31, 2025 and 2024, for each of our revenue categories, in millions of Mexican pesos.

Revenues:	2025	%	2024	%	Change %
Residential	Ps. 42,181.6	71.6	Ps. 42,960.4	69.0	(1.8)
Satellite	12,397.0	21.1	15,034.7	24.1	(17.5)
Enterprise	4,299.6	7.3	4,265.8	6.9	0.8
Total Revenues	Ps. 58,878.2	100.0	Ps. 62,260.9	100.0	(5.4)

Revenues decreased by 5.4% to Ps.58,878.2 million in 2025 compared with Ps.62,260.9 million in 2024. This decrease was mainly due to the revenue decline in Satellite services.

Residential Revenues

Residential revenues are derived from the provision of cable and telecommunication services, as well as advertising revenues. Revenues relating to pay-TV services generally consist of monthly subscription fees for basic and premium service packages, fees charged for pay-per-view programming as well as monthly rental and one-time installation fees, broadband internet and telephone services subscription. Revenues relating to pay-TV advertising consist of revenues from the sale of advertising on certain companies in the residential services. Rates are based on the day and time the advertising is aired, as well as the type of programming in which the advertising is aired. Pay-TV subscription and advertising rates are adjusted periodically in response to inflation and in accordance with market conditions.

Residential revenues represented 71.6% and 69.0% of our total revenues for the years ended December 31, 2025 and 2024, respectively, and decreased by Ps.778.8 million, or 1.8%, to Ps.42,181.6 million for the year ended December 31, 2025, from Ps.42,960.4 million for the year ended December 31, 2024.

Total revenue generating units, or RGUs, of about 15.5 million for the year ended December 31, 2025. Total net additions for the year ended December 31, 2025, increased 335.2 thousand RGUs, primarily driven by an increase of 318.9 thousand mobile RGUs, 169.4 thousand voice RGUs, and 46.9 thousand broadband RGUs. On the other hand, we lost 199.9 thousand video RGUs.

The following table sets forth the breakdown of RGUs per service type for our Residential Services as of December 31, 2025 and 2024.

	2025	2024
Video	3,646,569	3,846,518
Broadband (data)	5,673,123	5,626,206
Voice	5,552,313	5,382,949
Mobile	652,860	333,973
RGUs	15,524,865	15,189,646

Satellite Revenues

Satellite revenues are primarily derived from program services, activation fees and equipment rental to subscribers, national advertising revenues and broadband internet services, and telephone services to its subscribers.

Satellite revenues represented 21.1% and 24.1% of revenues for the years ended December 31, 2025 and 2024, respectively, and decreased by Ps.2,637.7 million, or 17.5%, to Ps.12,397.0 million for the year ended December 31, 2025, from Ps.15,034.7 million for the year ended December 31, 2024.

Total disconnections for the year ended December 31, 2025, were approximately 1.3 million RGUs, driven mainly by decreases of 1.2 million video RGUs and 125.5 thousand broadband RGUs. In addition, we lost 5.9 thousand mobile RGUs.

The following table presents the breakdown of RGUs by service type for Satellite Services as of December 31, 2025 and 2024.

	2025	2024
Video	3,516,196	4,696,038
Broadband (data)	225,376	350,885
Voice	149	197
Mobile	9,631	15,501
RGUs	3,751,352	5,062,621

Enterprise Revenues

Enterprise revenues are derived primarily from providing data and long-distance services solutions to carriers and other telecommunications service providers through a fiber-optic network.

Enterprise revenues represented 7.3% and 6.9% of revenues for the years ended December 31, 2025 and 2024, respectively, and increased by Ps.33.8 million, or 0.8%, to Ps.4,299.6 million for the year ended December 31, 2025, from Ps.4,265.8 million for the year ended December 31, 2024. This increase was due to new contracts with customers that generated revenues for interconnected network and internet services.

Cost of Sales

Cost of sales decreased by Ps.2,672.3 million, or 10.8%, to Ps.22,089.2 million for the year ended December 31, 2025, from Ps.24,761.5 million for the year ended December 31, 2024. The decrease mainly reflects lower programming costs, personnel costs, leases and services costs and signal costs, offset by an increase in network interconnection costs.

Selling Expenses

Selling expenses decreased by Ps.1,076.1 million, or 12.4%, to Ps.7,578.7 million for the year ended December 31, 2025, from Ps.8,654.8 million for the year ended December 31, 2024. The decrease reflects lower personnel costs and promotion costs.

Administrative and Corporate Expenses

Administrative and corporate expenses increased by Ps.213.4 million, or 3.2%, to Ps.6,811.1 million for the year ended December 31, 2025, from Ps.6,597.7 million for the year ended December 31, 2024. The increase mainly reflects higher personnel and fee expenses, offset by a decrease in leases and services costs, as well as maintenance costs.

Corporate expenses decreased by Ps.307.1 million, or 40.6%, to Ps.448.9 million in 2025, from Ps.756.0 million in 2024. The decrease primarily reflected a decline in share-based compensation expense, which was partially offset by an increase in other corporate expense.

Share-based compensation expense in 2025 and 2024 was Ps.373.5 million and Ps.488.8 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Operating Segment Income

Operating segment income decreased by Ps.136.0 million, or 0.6% to Ps.23,021.9 million, compared to Ps.23,157.9 million in 2024. The margin reached 39.1%, a year-over-year increase of approximately 190 basis points.

Depreciation and Amortization

Depreciation and amortization expense decreased by Ps.3,350.4 million, or 16.3%, to Ps.17,160.5 million for the year ended December 31, 2025, from Ps.20,510.9 million for the year ended December 31, 2024.

Other Expense, Net

Other expense, net, decreased by Ps.3,541.1 million, or 77.7%, to Ps.1,013.8 million for the year ended December 31, 2025, from Ps.4,554.9 million for the year ended December 31, 2024. This decrease reflected primarily: (i) the absence in 2025 of impairment adjustments recognized in the fourth quarter of 2024 in connection with goodwill, intangible assets and other long-lived assets; (ii) the absence in 2025 of a write-off made in 2024 of unrecoverable indirect taxes; (iii) the absence in 2025 of provisions made in 2024 for legal expenses; (iv) the absence in 2025 of surcharges recognized in 2024 for payments of income taxes from prior years; (v) lower non-recurring severance expenses in connection with headcount reductions; and (vi) an insurance claim recovery.

These favorable variances were partially offset primarily by the absence in 2025 of a non-cash gain on the sale of property to certain companies in our former Other Businesses segment that we recognized on January 31, 2024, in connection with the spin-off that we carried out on that date.

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

Finance expense, net, decreased by Ps.554.8 million, or 11.8%, to Ps.4,140.3 million for the year ended December 31, 2025, from Ps.4,695.1 million for the year ended December 31, 2024. This decrease reflected (i) a Ps.466.9 million decrease in interest expense, primarily in connection with a lower average principal amount of debt, and a lower average U.S. dollar exchange rate for the year ended December 31, 2025; and (ii) a Ps.1,236.4 million favorable change in foreign exchange gain or loss, net, resulting primarily from a 13.7% appreciation of the Mexican peso against the U.S. dollar on a lower average U.S. dollar-denominated net liability position for the year ended December 31, 2025, compared with a 23.2% depreciation of the Mexican peso against the U.S. dollar on an average U.S. dollar-denominated net liability position for the year ended December 31, 2024. These favorable variances were partially offset by (i) a Ps.677.1 million decrease in interest income, explained primarily by lower interest rates applicable to our cash equivalents in Mexican pesos and U.S. dollars in 2025, and a lower average U.S. dollar exchange rate applicable to our interest income from U.S. dollar cash equivalents for the year ended December 31, 2025; and (ii) a Ps.471.4 million decrease in other finance income, net, resulting from a lower gain in fair value of our derivatives contracts for the year ended December 31, 2025.

Share of Loss of Associates and Joint Ventures, Net

This line item reflects our equity participation in the operating results and net assets of unconsolidated businesses in which we maintain an interest (significant influence or joint control), but which we do not control. We recognize equity in losses of associates and joint ventures up to the amount of our initial investment, subsequent capital contributions and long-term loans, or beyond that amount when we have made guaranteed commitments in respect of obligations incurred by associates and joint ventures.

Share of loss of associates and joint ventures, net, increased by Ps.905.5 million, to Ps.1,088.1 million for the year ended December 31, 2025, from Ps.182.6 million for the year ended December 31, 2024. This increase reflected a higher share of loss of TelevisaUnivision, Inc. (“TelevisaUnivision”) for the year ended December 31, 2025.

Share of loss of associates and joint ventures, net, for the year ended December 31, 2025, included primarily our share of loss of TelevisaUnivision. During 2025, TelevisaUnivision recognized non-recurring non-cash charges to income, primarily in connection with write-offs of program rights, which resulted in our share of loss of TelevisaUnivision for that year.

Income Taxes

Income taxes increased by Ps.7,242.9 million, to Ps.7,931.5 million for the year ended December 31, 2025, from Ps.688.6 million for the year ended December 31, 2024. This increase reflected primarily (i) a non-cash write-off of deferred income tax assets in the amount of Ps.3,569.3 million, derived from capital tax losses that expired on that date; (ii) a non-cash write-off of deferred income tax assets in the amount of Ps.2,947.6 million, recognized in the fourth quarter of 2025, and derived from certain deductible temporary differences which are not expected to be used with available future taxable income; and (iii) the non-deductible tax effect of our share of loss of associates and joint ventures for the year ended December 31, 2025.

The Mexican corporate income tax rate was 30% in each of the years 2025, 2024 and 2023.

Net Income or Loss Attributable to Non-controlling Interests

Net income or loss attributable to non-controlling interests reflects that portion of operating results attributable to the interests held by third parties in the businesses, which are not wholly-owned by us.

Net income or loss attributable to non-controlling interests changed by Ps.296.2 million to a net income of Ps.233.3 million for the year ended December 31, 2025, compared with a net loss of Ps.62.9 million for the year ended December 31, 2024. This change reflected primarily the net income attributable to non-controlling interests for the year ended December 31, 2025.

Net Loss Attributable to Stockholders of the Company

Net loss attributable to stockholders of the Company amounted to Ps.9,168.3 million for the year ended December 31, 2025, from Ps.8,265.5 million for the year ended December 31, 2024. The increase of Ps.902.8 million, reflected:

●	a Ps.7,242.9 million increase in income taxes, primarily in connection with non-cash write-offs of deferred income tax assets in the aggregate amount of Ps.6,516.9 million derived from both capital tax losses that expired on December 31, 2025, and certain deductible temporary differences which are not expected to be utilized with available future taxable income;
●	a Ps.905.5 million increase in share of loss of associates and joint ventures, net;
●	a Ps.296.2 million unfavorable change in net income or loss attributable to non-controlling interests; and
●	the absence in 2025 of a Ps.56.8 million income from discontinued operations for the one-month period ended January 31, 2024, in connection with the Spin-Off that we carried out on that date.

These favorable variances were partially offset by:

●	a Ps.3,502.7 million increase in operating income before other expense;
●	a Ps.3,541.1 million decrease in other expense, net; and
●	a Ps.554.8 million decrease in finance expense, net.

Results of Operations for the Year Ended December 31, 2024,
Compared to the Year Ended December 31, 2023

RESULTS OF OPERATIONS

Revenues

The following table presents full year consolidated results ended December 31, 2024 and 2023, for each of our revenue lines and our business segment, in millions of Mexican pesos.

Revenues:	2024	%	2023	%	Change %
Residential	Ps. 42,960.4	69.0	Ps. 44,110.9	66.6	(2.6)
Satellite	15,034.7	24.1	17,582.2	26.6	(14.5)
Enterprise	4,265.8	6.9	4,529.7	6.8	(5.8)
Total Revenues	Ps. 62,260.9	100.0	Ps. 66,222.8	100.0	(6.0)

Revenues decreased by 6.0% to Ps.62,260.9 million in 2024 compared with Ps.66,222.8 million in 2023. This decrease was mainly due to the revenue decline in Satellite services.

Residential Revenues

Residential revenues represented 69.0% and 66.6% of our total revenues for the years ended December 31, 2024 and 2023, respectively, and decreased by Ps.1,150.5 million, or 2.6%, to Ps.42,960.4 million for the year ended December 31, 2024, from Ps.44,110.9 million for the year ended December 31, 2023.

Total revenue generating units, or RGUs, of about 15.2 million for the year ended December 31, 2024. Total net change for the year ended December 31, 2024, decreased 207 thousand RGUs, due to decreases in our services of video and broadband.

The following table sets forth the breakdown of RGUs per service type for our Residential Services as of December 31, 2024 and 2023.

	2024	2023
Video	3,846,518	4,059,494
Broadband (data)	5,626,206	5,678,431
Voice	5,382,949	5,351,145
Mobile	333,973	307,807
RGUs	15,189,646	15,396,877

Satellite Revenues

Satellite revenues represented 24.1% and 26.6% of revenues for the years ended December 31, 2024 and 2023, respectively, and decreased by Ps.2,547.5 million, or 14.5%, to Ps.15,034.7 million for the year ended December 31, 2024, from Ps.17,582.2 million for the year ended December 31, 2023.

Total disconnections for the year ended December 31, 2024, were approximately 1.1 million RGUs. This was mainly driven by the loss of 871.4 thousand video RGUs and 181.2 thousand broadband and mobile net disconnections. In addition, closed the year with 97,809 video RGUs in Central America and the Dominican Republic.

The following table presents the breakdown of RGUs by service type for Satellite Services as of December 31, 2024 and 2023.

	2024	2023
Video	4,696,038	5,567,426
Broadband (data)	350,885	515,089
Voice	197	344
Mobile	15,501	32,502
RGUs	5,062,621	6,115,361

Enterprise Revenues

Enterprise revenues represented 6.9% and 6.8% of revenues for the years ended December 31, 2024 and 2023, respectively, and decreased by Ps.263.9 million, or 5.8%, to Ps.4,265.8 million for the year ended December 31, 2024, from Ps.4,529.7 million for the year ended December 31, 2023.

Cost of Sales

Cost of sales decreased by Ps.1,019.6 million, or 4.0%, to Ps.24,761.5 million for the year ended December 31, 2024, from Ps.25,781.1 million for the year ended December 31, 2023. The decrease mainly reflects lower personnel costs, maintenance costs and signals costs, partially offset by an increase in leases and services costs.

Selling Expenses

Selling expenses increased by Ps.44.2 million, or 0.5%, to Ps.8,654.8 million for the year ended December 31, 2024, compared to Ps.8,610.6 million for the year ended December 31, 2023. This increase primarily reflects higher advertising and promotional expenses, as well as increased personnel-related costs.

Administrative and Corporate Expenses

Administrative and corporate expenses decreased by Ps.1,354.5 million, or 17.0%, to Ps.6,597.7 million for the year ended December 31, 2024, from Ps.7,952.2 million for the year ended December 31, 2023. The decrease mainly reflects lower expenses on leases and services and lower personnel costs.

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

Operating Segment Income

Operating segment income decreased by Ps.1,872.6 million, or 7.5% to Ps.23,157.9 million, compared to Ps.25,030.5 million in 2023. The margin reached 37.2%, a year-over-year decrease of approximately 60 basis points.

Depreciation and Amortization

Depreciation and amortization expense decreased by Ps.596.4 million, or 2.8%, to Ps.20,510.9 million for the year ended December 31, 2024, from Ps.21,107.3 million for the year ended December 31, 2023.

Other Expense, Net

Other expense, net, increased by Ps.3,641.1 million, to Ps.4,554.9 million in 2024, from Ps.913.8 million in 2023. This increase reflected primarily non-cash items including (i) non-cash impairment adjustments in connection with goodwill, intangible assets and other long-lived assets; (ii) a non-cash loss on disposal of property and equipment; (iii) surcharges recognized in 2024 for income taxes from prior years; and (iv) a net write-off of unrecoverable indirect taxes in 2024. These unfavorable variances were partially offset by (i) a non-cash gain on sale of property to certain companies in our former Other Businesses segment that we recognized on January 31, 2024, in connection with the spin-off that we carried out on that date; (ii) a decrease in non-recurring severance expense in connection with headcount reductions; and (iii) the absence in 2024 of other expense related to damage caused by Hurricane “Otis” in 2023.

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

Share of Loss of Associates and Joint Ventures, Net

This line item reflects our equity participation in the operating results and net assets of unconsolidated businesses in which we maintain an interest (significant influence or joint control), but which we do not control. We recognize equity in losses of associates and joint ventures up to the amount of our initial investment, subsequent capital contributions and long-term loans, or beyond that amount when we have made guaranteed commitments in respect of obligations incurred by associates and joint ventures.

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

Net Loss Attributable to Non-controlling Interests

Net loss attributable to non-controlling interests reflects that portion of operating results attributable to the interests held by third parties in the businesses, which are not wholly owned by us.

Net loss attributable to non-controlling interests decreased by Ps.321.7 million to Ps.62.9 million for the year ended December 31, 2024, compared with Ps.384.6 million in the year ended December 31, 2023. This decrease reflected primarily a lower net loss attributable to non-controlling interests.

Net Loss Attributable to Stockholders of the Company

Net loss attributable to stockholders of the Company amounted to Ps.8,265.5 million for the year ended December 31, 2024, compared with Ps.8,422.7 million for the year ended December 31, 2023. The decrease of Ps.157.2 million, reflected:

●	a Ps.150.8 million decrease in finance expense, net;
●	a Ps.3,904.0 million decrease in share of loss of associates and joint ventures, net; and
●a Ps.1,672.1 million decrease in income taxes.

These favorable variances were partially offset by:

●	a Ps.1,035.6 million decrease in operating income before other expense;

●	a Ps.3,641.1 million increase in other expense, net, primarily in connection with non-cash impairment adjustments of intangible assets and other long-lived assets;
●	a Ps.571.3 million decrease in income from discontinued operations; and
●	a Ps.321.7 million decrease in net loss attributable to non-controlling interests.

Effects of Depreciation and Inflation

The following table sets forth, for the periods indicated:

●	the percentage that the Peso depreciated or appreciated against the U.S. Dollar;
●	the Mexican inflation rate;
●	the U.S. inflation rate; and
●	the percentage change in Mexican GDP compared to the prior period.

	Year Ended December 31,
	2025	2024	2023
(Appreciation) depreciation of the Peso as compared to the U.S. Dollar (1)	(13.7)%	23.2%	(13.1)%
Mexican inflation rate (2)	3.7	4.2	4.7
U.S. inflation rate	2.7	2.9	3.4
Increase in Mexican GDP (3)	0.8	1.2	3.2
(1)	Based on changes in the Interbank Rates, as reported by Banco Citi México, S.A., at the end of each period, which were as follows: Ps.16.9325 as of December 31, 2023, Ps.20.8691 as of December 31, 2024 and Ps.18.0165 as of December 31, 2025.
(2)	Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 132.4 in 2023; 137.9 in 2024 and 143.6 in 2025.
(3)	As estimated by the Instituto Nacional de Estadística, Geografía e Informática, or INEGI.

The general condition of the Mexican economy, the depreciation of the Peso as compared to the U.S. Dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

●	Advertising and Other Revenues. Inflation in Mexico adversely affects consumers. As a result, our advertising customers may purchase less advertising, which would reduce our advertising revenues, and consumers may reduce expenditures for our other products and services, including pay-TV services.
●	Foreign Currency-Denominated Revenues and Operating Costs and Expenses. We have substantial operating costs and expenses denominated in foreign currencies, primarily in U.S. Dollars. These costs are principally due to internet services and managed services to national and international operators, as well as programming costs for residential and satellite services. The following table sets forth our foreign currency-denominated revenues and operating costs and expenses stated in millions of U.S. Dollars for 2025, 2024 and 2023:

	Year Ended December 31,
	2025		2024		2023

	(Millions of U.S. Dollars)
Revenues	U.S.$	109	U.S.$	125	U.S.$	124
Operating costs and expenses		267		243		317

On a consolidated basis, in 2025, 2024 and 2023, our foreign-currency-denominated costs and expenses exceeded our foreign-currency-denominated revenues. As a result, we could be exposed to future depreciation of the Peso, which would increase the Peso equivalent of our foreign-currency-denominated costs and expenses.

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

IFRS Accounting Standards

Our consolidated financial information as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 was prepared in accordance with IFRS Accounting Standards as issued by the IASB.

Below is a list of the new and amended IFRS Accounting Standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2026, 2027 and 2028. Our management does not expect the pronouncements effective for annual periods beginning on January 1, 2026 to have a material impact on our consolidated financial statements. Our management is in the process of assessing the potential impact those pronouncements effective for annual periods beginning on or after January 1, 2026 will have on our consolidated financial statements. Some amendments and improvements to certain IFRS Accounting Standards became effective on January 1, 2026, and did not have any significant impact on our consolidated financial statements.

Effective for Annual Reporting
New or Amended IFRS Accounting		Periods Beginning
Standard	Title of the IFRS Accounting Standard	On or After
Annual improvements (1)	Annual Improvements to IFRS Accounting Standards – Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7 (1)	Amendments to the classification and Measurement of Financial Instruments	January 1, 2026
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 (1) (2)	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
Amendments to IFRS 9 and IFRS 7 (1)	Contracts Referencing Nature-dependent Electricity	January 1, 2026
Amendments to IFRS 19 (1)	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 21 (1)	Translation to a Hyperinflationary Presentation Currency	January 1, 2027
(1)	This new or amended IFRS Accounting Standard is not expected to have a significant impact on our consolidated financial statements.
(2)	An entity may elect to apply this IFRS Accounting Standard for reporting periods beginning on or after this date.

Annual Improvements to IFRS Accounting Standards – Volume 11, were issued by the IASB in July 2024. These amendments include clarifications, simplifications, corrections and changes aimed at improving the consistency of several IFRS Accounting Standards. These amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The following table lists the amended IFRS Accounting Standards or guidance and the subject of the amendments.

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

Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments, were issued by the IASB in May 2024, to address the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, by clarifying how the contractual cash flows on loans with ESG-linked features should be assessed. These amendments also address the settlement of liabilities through electronic payment systems, by clarifying the date on which a financial asset or financial liability is derecognized and developing an accounting policy option to allow a company to derecognize a financial liability before it delivers cash on the settlement date if specified criteria are met. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted.

IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), was issued by the IASB in April 2024, introducing new requirements to improve comparability in the statement of income; enhance transparency of management-defined performance measures; and provide more useful grouping of information in the financial statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements (“IAS 1”) and carries forward many requirements from IAS 1 unchanged. IFRS 18 introduces three defined categories for income and expenses: operating, investing and financing, to improve the structure of the statement of income, and requires all companies to provide new defined subtotals, including operating profit. All entities are additionally required to use the operating profit subtotal as the single starting point for the indirect method of reporting cash flows from operating activities. IFRS 18 also requires companies to disclose explanations of those company-specific measures that are related to the statement of income, referred to as management-defined performance measures (“MPMs”). MPMs are required to be disclosed in the financial statements in a single note with reconciliations to IFRS Accounting Standards measures. IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted. Upon adoption, IFRS 18 should be applied on a fully retrospective basis, requiring the restatement of the comparative periods presented in an entity’s financial statements. Our management continues assessing the impact of adoption of IFRS 18 on our consolidated financial statements and has started the implementation of this IFRS Accounting Standard. The adoption of IFRS 18 will primarily affect (i) the classification of certain items of income and expense into the new categories of the consolidated statement of income, with an impact on the reported consolidated operating income, which effect has not been determined yet; and (ii) certain presentation of the operating activities in the consolidated statement of cash flows.

IFRS 19 Subsidiaries without Public Accountability: Disclosures (“IFRS 19”), was issued by the IASB in May 2024, to permit eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures. Applying IFRS 19 will reduce the costs of preparing subsidiaries’ financial statements while maintaining the usefulness of the information for users of their financial statements. When a parent company prepares consolidated financial statements that comply with IFRS Accounting Standards, its subsidiaries are required to report to the parent using IFRS Accounting Standards. However, for their own financial statements, subsidiaries are permitted to use IFRS Accounting Standards, the IFRS for SMEs Accounting Standard or national accounting standards. Subsidiaries are eligible to apply IFRS 19 if they do not have public accountability, and their parent company applies IFRS Accounting Standards in their consolidated financial statements. A subsidiary does not have public accountability if it does not have equities or debt listed on a stock exchange and does not hold assets in a fiduciary capacity for a broad group of outsiders. An entity may elect to apply this Standard for reporting periods beginning on or after January 1, 2027. Earlier application is permitted.

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

Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature-dependent Electricity, were issued by the IASB in December 2024, to help companies report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements. Nature-dependent electricity contracts help companies to secure their electricity supply from sources such as wind and solar power. The amount of electricity generated under these contracts can vary based on uncontrollable factors such as weather conditions. Current accounting requirements may not adequately capture how these contracts affect a company’s performance. These amendments are required to be applied for annual reporting periods beginning on or after January 1, 2026. Companies can apply the amendments earlier.

Amendments to IFRS 19 Subsidiaries without Public Accountability: Disclosures, were issued by the IASB in August 2025, and included reduced disclosure requirements for other Standards or amendments issued up to February 2021. The newly issued amendments to IFRS 19 help eligible subsidiaries by reducing disclosure requirements for Standards and amendments issued between February 2021 and May 2024, specifically: (i) IFRS 18 Presentation and Disclosure in Financial Statements; (ii) Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7); (iii) International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12); (iv) Lack of Exchangeability (Amendments to IAS 21); and (v) Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). With these amendments, IFRS 19 reflects the changes to IFRS Accounting Standards that take effect up to January 1, 2027, when IFRS 19 will be applicable.

Amendments to IAS 21 Translation to a Hyperinflationary Presentation Currency, were issued by the IASB in November 2025 and clarify how companies should translate financial statements from a non-hyperinflationary currency into a hyperinflationary one. These amendments require an entity to translate amounts from a functional currency that is the currency of a non-hyperinflationary economy to a presentation currency that is the currency of a hyperinflationary economy using the closing rate at the date of the most recent statement of financial position. The amendments to IAS 21 The Effect of Changes in Foreign Exchange Rates are effective for annual periods beginning on or after January 1, 2027, with early application permitted.

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

(a)Goodwill and Other Indefinite-lived Intangible Assets

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

During 2024, we recorded impairment adjustments for goodwill and intangible assets with indefinite and finite useful lives in two of our CGUs (see Notes 11, 12, 13 and 22 to our consolidated year-end financial statements). See Note 2 (b) and (l), for disclosure regarding concession intangible assets.

(b)Long-lived Assets

We present certain long-lived assets other than goodwill and indefinite-lived intangible assets in our consolidated statement of financial position. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Recoverability is analyzed based on projected cash flows. Estimates of future cash flows involve considerable judgment on the part of management. These estimates are based on historical data, future revenue growth, market conditions, management plans, and assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions were modified because of changes in economic or legal circumstances, we could recognize a write-off or write-down or accelerate the amortization schedule related to the carrying amount of these assets. We recorded an impairment loss for the year ended December 31, 2024 (see Notes 2 (m), 13 and 22 to our consolidated year-end financial statements).

(c)Deferred Income Tax Assets

We record our deferred tax assets based on the likelihood that these assets will be realized in the future. This likelihood is assessed by taking into consideration the future taxable income. In the event we were to determine that it would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should we determine that it would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. We recognized write-offs of deferred income tax assets for the year ended December 31, 2025, derived from capital tax losses that expired on that date, and certain deductible temporary differences which are not expected to be used with available future taxable income (see Notes 2 (v) and 24 to our consolidated year-end financial statements).

(d)Financial Assets Measured at Fair Value

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

Financial assets and liabilities measured at fair value as of December 31, 2025 and 2024 (in thousands of Pesos):

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2025		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL
Open-Ended Fund	Ps.	817,332	Ps.	—	Ps.	817,332	Ps.	—
Publicly traded equity instruments		2,608,027		2,608,027		—		—
Total	Ps.	3,725,359	Ps.	2,608,027	Ps.	817,332	Ps.	—
Liabilities:
Derivative financial instruments	Ps.	413,188	Ps.	—	Ps.	413,188	Ps.	—

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2024		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL
Open-Ended Fund	Ps.	784,769	Ps.	—	Ps.	784,769	Ps.	—
Publicly traded equity instruments		1,709,942		1,709,942		—		—
Derivative financial instruments		2,001,051		—		2,001,051		—
Total	Ps.	4,495,762	Ps.	1,709,942	Ps.	2,785,820	Ps.	—

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

The impairment test for goodwill involves a comparison of the estimated fair value of each of our reporting units to its carrying amount, including goodwill. We determine the recoverable amount of a reporting unit using the higher between the value in use and the fair value less costs to sell, which utilize significant unobservable inputs (Level 3) within the fair value hierarchy. The impairment test for intangible assets not subject to amortization involves a comparison of the estimated recoverable amount of the intangible asset with its carrying amount. We determine the recoverable amount of the intangible asset using a discounted cash flow analysis, which utilizes significant unobservable inputs (Level 3) within the fair value hierarchy. Determining recoverable amount requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows for a period of time that normally comprises five years, as well as relevant comparable company earnings multiples for the market-based approach.

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

During the year ended December 31, 2025, we had a net decrease in cash and cash equivalents of Ps.18,585.9 million as compared to a net increase in cash and cash equivalents of Ps.14,303.7 million during the year ended December 31, 2024.

Net cash provided by operating activities for the year ended December 31, 2025, amounted to Ps.20,092.1 million. Adjustments to reconcile loss before income taxes from continuing operations to net cash provided by operating activities were mainly due to (i) depreciation and amortization of Ps.17,160.5 million, (ii) an interest expense of Ps.7,508.6 million, (iii) an impairment loss on trade accounts receivable and other receivables of Ps.1,197.8 million, (iv) a share-based compensation expense of Ps.373.6 million, (v) a loss on disposition of property and equipment of Ps.78.3 million, and (vi) a share of loss of associates and joint ventures of Ps.1,088.1 million; this was partially offset by (i) unrealized foreign exchange gain of Ps.4,348.2 million, (ii) income taxes paid for the year ended December 31, 2025, which amounted to Ps.1,934.1 million, and (iii) an other finance gain, net of Ps.302.3 million.

Net cash used in investing activities for the year ended December 31, 2025, amounted to Ps.22,289.8 million and was primarily used in (i) investments in property, plant and equipment of Ps.12,186.5 million, (ii) an increase in short-term investments of Ps.11,397.8 million, (iii) capital contribution to TelevisaUnivision of Ps.1,671.5 million, and (iv) other investments in intangible assets of Ps.1,287.1 million; this was partially offset by proceeds from (i) a long-term related party loan collection of Ps.3,218.6 million, (ii) cash dividends from preferred shares of Ps.780.1 million, (iii) a disposition of property, plant and equipment of Ps.133.2 million, and (iv) a disposition of investment in joint ventures of Ps.116.3 million.

Net cash used in financing activities for the year ended December 31, 2025, amounted to Ps.16,321.2 million, and was primarily used for (i) interest payments of Ps.6,816.0 million, (ii) repayment of Senior Notes due 2025 of Ps.3,906.7 million, (iii) payment of long-term loans from Mexican banks of Ps.2,650.0 million, (iv) other payments of lease liabilities of Ps.1,809.7 million and (v) dividend payments of Ps.1,019.0 million, this was partially offset by cash provided by derivative financial instruments of Ps.474.2 million.

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

During the year ended December 31, 2023, we had a net decrease in cash and cash equivalents of Ps.18,544.6 million.

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

Capital Expenditures, Acquisitions and Investments, Distributions and Other Sources of Liquidity

During 2026, we:

●	expect to make aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$772.5 million, which are intended primarily for the expansion and improvement of our operations; and
●	expect to provide financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of U.S.$5.4 million (Ps.97.4 million).

During 2025, we:

●	made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$645.0 million, which are intended primarily for the expansion and improvement of our Telecom operations;
●	made a capital contribution in cash to TelevisaUnivision in the amount of U.S.$89.8 million (Ps.1,671.5 million) in support of the strategy and financial profile of this investee; and
●	provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of U.S.$4.5 million (Ps.86.1 million).

During 2024, we:

●	made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$493.0 million, of which approximately U.S.$399.2 million and approximately U.S.$83.3 million were for the expansion and improvement of our former Cable and Sky segments, respectively and the remaining amount was for our other corporate businesses; and
●	provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of U.S.$7.0 million (Ps.128.9 million).

In addition, at an extraordinary shareholders meeting held on April 28, 2026, our shareholders approved (i) a capital increase of up to Ps.7.2 billion (or approximately U.S.$400 million) and (ii) delegating to the Board to determine certain terms for offering the corresponding shares for subscription and payment in accordance with the Mexican Securities Market Law, which may be in the form of convertible notes, rights offerings, private placements or any other forms of financing. This capital increase represents approximately 19% of the total shares outstanding at the current trading price of our CPOs. Depending on our trading price at the time of any such capital increase, this amount could be more or less.

Refinancings. In May 2019, we concluded the offering of U.S.$750 million aggregate principal amount of 5.25% Senior Notes due 2049. The net proceeds of the offering were used for general corporate purposes, which may include repayment or repurchase of existing indebtedness.

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

In August 2023, we completed a tender offer to purchase in cash a principal amount of up to U.S.$300.0 million of our 4.625% Senior Notes due 2026, 5.000% Senior Notes due 2045, 5.250% Senior Notes due 2049, 6.625% Senior Notes due 2025 and 6.125% Senior Notes due 2046, for an aggregate principal amount of U.S.$300.0 million. The aggregate tender consideration paid amounted to U.S.$281.1 million plus U.S.$3.0 million of accrued and unpaid interest on the settlement date of the tender offer.

In September 2023, we repurchased a principal amount of Ps.221.6 million of our 7.25% Notes due 2043 in an open market purchase, for a trailing aggregate principal amount of Ps.274.3 million during 2023.

On April 9, 2024, we entered into a credit agreement, together with Cablemás Telecomunicaciones, S.A. de C.V. and Televisión Internacional, S.A. de C.V., as co-borrowers, with a syndicate of banks which provides for a five-year term loan in an aggregate principal amount of Ps.10,000 million, and a five-year revolving credit facility in an aggregate principal amount of U.S.$500 million, with loans thereunder to be funded in Mexican pesos. The loans under this credit agreement bear interest at a floating rate based on a spread of 125 bps or 150 bps over the 28-day TIIE Rate depending on our net leverage ratio. The credit agreement requires the maintenance of certain financial ratios related to indebtedness and interest expense. BBVA México, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA México, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank acted as joint lead arrangers and joint bookrunners. The proceeds of the loans under this credit agreement were used to refinance certain of our existing indebtedness and may also be used for general corporate purposes. We used part of the proceeds of the loans to prepay in full all amounts outstanding under the credit agreement which we entered into in 2019 with a syndicate of banks, which was scheduled to mature in 2024.

Indebtedness. As of December 31, 2025, our consolidated long-term portion of debt amounted to Ps.82,257.2 million and our consolidated current portion of debt was Ps.5,162.0 million. As of December 31, 2024, our consolidated long-term portion of debt amounted to Ps.98,398.2 million and our consolidated current portion of debt was Ps.6,231.4 million. The consolidated debt is presented net of unamortized finance costs as of December 31, 2025 and 2024, in the aggregate amount of Ps.1,181.8 million and Ps.1,259.0 million, respectively, and does not include interest payable in the aggregate amount of Ps.1,425.0 million and Ps.1,674.5 million in 2025 and 2024, respectively.

In February 2023, Sky executed a revolving credit facility with a Mexican bank for an amount up to Ps.1,000 million and with a maturity in 2028. The funds may be used for general corporate purposes, including the repayment of debt. Under the terms of this revolving credit facility, Sky is required to comply with certain restrictive covenants and financial coverage ratios. In March 2023, upon the maturity of loans with two Mexican banks, Sky repaid the remaining portions of these loans in the aggregate principal amount of Ps.1,000 million with (i) available cash on hand in the amount of Ps.600 million and (ii) funds from this revolving credit facility in the principal amount of Ps.400 million, plus interest payable on a monthly basis at the annual interest rate of TIIE plus 0.85%. In December 2023, Sky prepaid this credit facility plus accrued interest in the aggregate amount of Ps.404 million. As of December 31, 2025, the unused principal amount of this revolving credit facility amounted to Ps.1,000 million.

On April 9, 2024, we entered into a credit agreement, together with Cablemás Telecomunicaciones, S.A. de C.V. and Televisión Internacional, S.A. de C.V., as co-borrowers, with a syndicate of banks which provides for a five-year term loan in an aggregate principal amount of Ps.10,000 million, and a five-year revolving credit facility in an aggregate principal amount of U.S.$500 million, with loans thereunder to be funded in Mexican pesos. The loans under this credit agreement bear interest at a floating rate based on a spread of 125 bps or 150 bps over the 28-day TIIE Rate depending on our net leverage ratio. The credit agreement requires the maintenance of certain financial ratios related to indebtedness and interest expense. BBVA México, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA México, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank acted as joint lead arrangers and joint bookrunners.

The proceeds of the loans under this credit agreement were used to refinance certain of our existing indebtedness and may also be used for general corporate purposes. We used part of the proceeds of the loans to prepay in full all amounts outstanding under the credit agreement which we entered into in 2019 with a syndicate of banks, which matured in 2024.

We may from time to time incur additional indebtedness or repurchase, redeem or repay outstanding indebtedness.

The following table sets forth a description of our outstanding indebtedness as of December 31, 2025, net of unamortized finance costs and does not include related accrued interest payable (in millions of Pesos):

	2025(1)

	Effective	Interest
	Interest Rate	Payable		Principal		Finance Costs		Net
U.S. dollar Senior Notes:
4.625% Senior Notes due 2026 (2)	5.03%	Ps.	86.4	Ps.	3,737.0	Ps.	—	Ps.	3,737.0
8.5% Senior Notes due 2032 (2)	9.00%		140.4		5,405.0		(31.1)		5,373.9
6.625% Senior Notes due 2040 (2)	7.05%		326.2		10,809.9		(136.1)		10,673.8
5% Senior Notes due 2045 (2)	5.39%		102.9		14,244.0		(440.4)		13,803.6
6.125% Senior Notes due 2046 (2)	6.47%		485.3		15,846.8		(127.9)		15,718.9
5.250% Senior Notes due 2049 (2)	5.59%		62.5		11,907.6		(308.8)		11,598.8
Total U.S. dollar debt			1,203.7		61,950.3		(1,044.3)		60,906.0

Mexican peso debt:
8.79% Notes due 2027 (3)	8.84%		103.3		4,500.0		(6.0)		4,494.0
8.49% Senior Notes due 2037 (2)	8.94%		39.3		4,500.0		(14.8)		4,485.2
7.25% Senior Notes due 2043 (2)	7.92%		30.1		6,225.7		(61.8)		6,163.9
Bank loan (4)	8.76%		48.6		10,000.0		(54.9)		9,945.1
Total Mexican peso debt			221.3		25,225.7		(137.5)		25,088.2
Total debt			1,425.0		87,176.0		(1,181.8)		85,994.2
Less: Current portion of long-term debt			1,425.0		3,737.0		—		3,737.0
Long-term debt, net of current portion		Ps.	—	Ps.	83,439.0	Ps.	(1,181.8)	Ps.	82,257.2
Lease liabilities:
Satellite transponder lease agreement (5)								Ps.	1,062.5
Telecommunications network lease agreement (6)									514.3
Other lease liabilities (7)									3,859.2
Total lease liabilities									5,436.0
Less: Current portion									1,583.9
Lease liabilities, net of current portion								Ps.	3,852.1
(1)	U.S. Dollar-denominated debt is translated into Pesos at an exchange rate of Ps.18.0165 per U.S. Dollar, the Interbank Rate, as reported by Banco Citi México, S.A., as of December 31, 2025.

(2)	The Senior Notes of the Company due between 2026 and 2049, in the aggregate outstanding principal amount of U.S.$3,438.5 million and U.S.$3,658.0 million, as of December 31, 2025 and 2024, respectively, and Ps.10,725,690, as of December 31, 2025 and 2024, respectively, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2026, 2032, 2037, 2040, 2043, 2045, 2046, and 2049 including additional amounts payable in respect of certain Mexican withholding taxes, is 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The terms of these Senior Notes contain covenants that limit the ability of the Company and certain restricted subsidiaries to incur or assume liens, perform sale and lease-back transactions, and consummate certain mergers, consolidations, and similar transactions. The Senior Notes due 2026, 2032, 2037, 2040, 2045, 2046 and 2049, are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”). In March 2025, the Company repaid all of the amounts payable under the remaining 6.625% Senior Notes due 2025 in the aggregate amount of U.S.$226.7 million (Ps.4,036,014), including the principal amount of U.S.$219.4 million (Ps.3,906,655). On January 30, 2026, the Company repaid its 4.625% Senior Notes due 2026 at maturity.
(3)	In 2017, the Company issued Notes due 2027, through the BMV in the aggregate principal amount of Ps.4,500,000, with interest payable semi-annually at an annual rate of 8.79%. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes due 2027 discounted at a fixed rate of comparable Mexican sovereign bonds. The terms of the Notes due 2027 contain covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.
(4)	In April 2024, the Company and two of its subsidiaries executed a credit agreement with a syndicate of banks (the “Credit Agreement”) for a five-year term loan in an aggregate principal amount of Ps.10,000,000, and a five-year revolving credit facility in an aggregate principal amount of the Mexican pesos equivalent to U.S.$500 million. The loans under the Credit Agreement bear interest at a floating rate based on a spread of 125 bps or 150 bps over the 28-day TIIE rate depending on the Group’s leverage ratio. The Credit Agreement requires the maintenance of certain financial ratios related to indebtedness and interest expense. In April 2024, the Group used part of the proceeds of the term loan under the Credit Agreement to prepay in full amounts outstanding under a credit agreement entered into by the Company in 2019 with a syndicate of banks in the principal amount of Ps.10,000,000, with an original maturity in June 2024.
(5)	In 2010, Sky entered into a lease agreement with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) by which Sky is obligated to pay at an annual interest rate of 7.30%, a monthly fee of U.S.$3.0 million through 2027 for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of (a) the end of 15 years; or (b) the date IS-21 is taken out of service (see Note 12 to our consolidated financial statements). Other lease liabilities recognized in accordance with IFRS 16 Leases, in the aggregate amount of Ps.3,859,215 thousand and Ps.2,981,536 thousand, as of December 31, 2025 and 2024, respectively. These lease liabilities have terms which will expire at various dates between 2026 and 2051.
(6)	A subsidiary of the Company entered into a lease agreement with GTAC for the right to use a certain capacity of a telecommunications network through 2030 (see Note 20).
(7)	Other lease liabilities have terms that will expire at various dates between 2026 and 2051.

Interest Expense. Interest expense for the years ended December 31, 2025, 2024 and 2023 was Ps.7,508.6 million, Ps.7,975.6 million and Ps.7,742.1 million, respectively.

The following table sets forth our interest expense for the years indicated (in millions of U.S. Dollars and millions of Pesos):

	Year Ended December 31,(1)
	2025		2024		2023
Interest payable in U.S. Dollars	U.S.$	209.6	U.S.$	228.8	U.S.$	215.3
Amounts currently payable under Mexican withholding taxes (2)		10.5		11.2		11.5
Total interest payable in U.S. Dollars	U.S.$	220.1	U.S.$	240.0	U.S.$	226.8
Peso equivalent of interest payable in U.S. Dollars	Ps.	4,281.0	Ps.	4,368.8	Ps.	4,094.4
Interest payable in Pesos		3,227.6		3,606.8		3,559.9
Discontinued operations		—		—		87.8
Total interest expense	Ps.	7,508.6	Ps.	7,975.6	Ps.	7,742.1
(1)	U.S. Dollars are translated into Pesos at the rate prevailing when interest was recognized as an expense for each period.
(2)	See “Additional Information—Taxation—Federal Mexican Taxation”.

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments consist primarily of indebtedness, as described above, and transmission rights obligations.

Contractual Obligations on the Balance Sheet

The following table summarizes our contractual obligations on the balance sheet as of December 31, 2025 (these amounts do not include future interest payments):

	Payments Due by Period

			Less Than 12
			Months		12-36 Months		36-60 Months		Maturities
			January 1, 2026 to		January 1, 2027		January 1, 2029		Subsequent to
			December 31,		to December 31,		to December 31,		December 31,
	Total		2026		2028		2030		2030

	(Thousands of U.S. Dollars)
8.5% Senior Notes due 2032	U.S.$	300,000	U.S.$	—	U.S.$	—	U.S.$	—	U.S.$	300,000
8.49% Senior Notes due 2037		249,771		—		—		—		249,771
6.625% Senior Notes due 2040		600,000		—		—		—		600,000
8.79% Notes due 2027		249,771		—		249,771		—		—
7.25% Senior Notes due 2043		345,555		—		—		—		345,555
5% Senior Notes due 2045		790,610		—		—		—		790,610
4.625% Senior Notes due 2026 (1)		207,420		207,420		—		—		—
6.125% Senior Notes due 2046		879,572		—		—		—		879,572
5.250% Senior Notes due 2049		660,928		—		—		—		660,928
Syndicate Loan due 2029		555,047		—		—		555,047		—
Long-term debt		4,838,674		207,420		249,771		555,047		3,826,436
Accrued interest payable		79,097		79,097		—		—		—
Satellite transponder lease agreement		58,974		32,777		26,197		—		—
Telecommunications network lease agreement		28,544		8,490		12,114		7,940		—
Other lease liabilities		214,204		46,645		94,980		41,700		30,879
Other non-current liabilities		116,071		—		40,196		75,875		—
Total contractual obligations	U.S.$	5,335,564	U.S.$	374,429	U.S.$	432,258	U.S.$	680,562	U.S.$	3,857,315
(1)	The 4.625% Senior Notes due 2026 were repaid at maturity on January 30, 2026.

Contractual Obligations off the Balance Sheet

The following table summarizes our contractual obligations off the balance sheet as of December 31, 2025:

	Payments Due by Period
			Less Than 12
			Months		12-36 Months		36-60 Months		Maturities
			January 1, 2026 to		January 1, 2027		January 1, 2029		Subsequent to
			December 31,		to December 31,		to December 31,		December 31,
	Total		2026		2028		2030		2030

	(Thousands of U.S. Dollars)
Interest on debt (1)	U.S.$	4,308,379	U.S.$	244,309	U.S.$	617,686	U.S.$	517,620	U.S.$	2,928,764
Interest on lease liabilities		81,670		24,619		30,685		18,376		7,990
Transmission rights (2)		458,341		84,188		152,018		148,090		74,045
Capital expenditures commitments		135,527		135,527		—		—		—
Satellite transponder commitments (3)		14,017		5,213		6,427		2,377		—
Committed financing to GTAC (4)		5,406		5,406		—		—		—
Total contractual obligations	U.S.$	5,003,340	U.S.$	499,262	U.S.$	806,816	U.S.$	686,463	U.S.$	3,010,799
(1)	Interest to be paid in future years on outstanding debt as of December 31, 2025, was estimated based on contractual interest rates and exchange rates as of that date.
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

(4)	In connection with a long-term credit facility, we agreed to provide financing to GTAC in 2026 in the aggregate principal amount of Ps.97.4 million (U.S.$5.4 million).

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

In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)

Co-Chief Executive Officer, Member of the Executive Committee of Grupo Televisa. Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Co-Chief Executive Officer of TelevisaUnivision.

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

April 2025
José Antonio Chedraui Eguía (10/06/66)	Member of the Board of Directors and Chief Executive Officer of Grupo Comercial Chedraui, S.A.B. de C.V.	Former Chief Executive Officer of the Galas division of Grupo Comercial Chedraui, S.A.B. de C.V. and member of Board of Directors of Grupo Financiero Banorte, S.A.B. de C.V.	April 2019
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

April 2018
Bernardo Gómez Martínez (07/24/67)

Co-Chief Executive Officer and Member of the Executive Committee of Grupo Televisa. Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Co-Chief Executive Officer of TelevisaUnivision.

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

Election of Directors. A majority of the members of our Board of Directors must be Mexican nationals and must be elected by Mexican stockholders. All of our current directors and alternate directors were appointed and/or ratified in their positions by our 2026 annual stockholders’ special and general meetings, which were held on April 28, 2026. A majority of the holders of the Series “A” Shares voting together elected eleven of our directors and corresponding alternates and a majority of the holders of the Series “B” Shares voting together elected five of our directors and corresponding alternates. At our special stockholders’ meetings, a majority of the holders of the Series “L” and Series “D” Shares each elected two of our directors and alternate directors, each of which must be an independent director. Each alternate director may vote in the absence of a corresponding director. The number of directors elected to our Board of Directors is determined by our stockholders pursuant to our bylaws. No other governing body of the Company, including the Corporate Practices Committee, has the authority to set and/or limit the number of directors. Our stockholders’ meetings held on April 26, 2024, resolved that our directors and alternate directors be elected annually for a term that will expire when new appointments are approved by our stockholders as provided by our bylaws and applicable law. In addition, if any director is elected for a specific term and such term expires or any director resigns from his or her position, any such director will continue to serve in his or her position for up to a 30-day term; in this case, the Board of Directors is entitled to appoint provisional directors without the approval of the stockholders’ meeting.

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

Audit Committee. The Audit Committee is currently composed of three independent members: Guillermo García Naranjo Álvarez, the Chairman, José Luis Fernández Fernández and Francisco José Chevez Robelo. The Chairman of the Audit Committee was ratified at our annual stockholders’ meeting held on April 28, 2026, and our Board of Directors appointed the remaining members.

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

Corporate Practices Committee. The Corporate Practices Committee is currently composed of the following independent members: José Luis Fernández Fernández, the Chairman, Guillermo García Naranjo Álvarez and Eduardo Tricio Haro. The Chairman of the Corporate Practices Committee was ratified at our annual stockholders’ meeting held on April 28, 2026, and our Board of Directors appointed the remaining members.

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
In alphabetical order:
Alfonso de Angoitia Noriega (01/17/62)

Co-Chief Executive Officer, Member of the Executive Committee of Grupo Televisa. Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Co-Chief Executive Officer of TelevisaUnivision.

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

April 1997
Bernardo Gómez Martínez (07/24/67)

Co-Chief Executive Officer and Member of the Executive Committee of Grupo Televisa. Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Co-Chief Executive Officer of TelevisaUnivision.

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

Compensation of Directors and Officers

For the year ended December 31, 2025, we paid our directors, alternate directors and officers for services in all capacities aggregate compensation of approximately Ps.638.2 million (U.S.$35.4 million using the Interbank Rate, as reported by Banco Citi México, S.A., as of December 31, 2025). This compensation included certain amounts related to the use of assets and services of the Company, as well as travel expenses reimbursed to directors and officers. See “—Use of Certain Assets and Services” below.

On April 28, 2026, at our general stockholders’ meeting, our stockholders approved the compensation plan for our Board of Directors and the Secretary of the Board of Directors under which our Directors and the Secretary of the Board may elect to receive (i) U.S.$15,000 for each meeting of the Board to which they attend (or U.S.$25,000 in the case of Board members traveling from outside of Mexico to attend Board meetings), or (ii) an annual award in the form of CPOs (or in its case, other instrument issued based on shares of the Company), in an amount equivalent to U.S.$150,000, which would be released on the first anniversary of such award, in exchange for the payment of Ps.1.60 for each such CPO or equivalent instrument. In our April 28, 2026 general stockholders’ meeting, our stockholders also ratified the remuneration of U.S.$15,000 to be paid to alternate members of the Board and members of the Audit and Corporate Practices Committees, for each meeting of the Board and/or the Audit and Corporate Practices Committees to which they attend.

As of December 31, 2025, we have made Ps.87.5 million in contributions to our pension and seniority premium plans on behalf of our directors, alternate directors and officers. Projected benefit obligations as of December 31, 2025 were approximately Ps.286.1 million.

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

Certain of our officers are entitled to receive annual performance bonuses. The eligibility, parameters and amount vary among the different divisions and/or officers. In general, annual performance bonuses are determined based on a mix of financial, operational and strategic objectives as well as individual performance objectives tailored to each executive’s role in the Company. The amounts payable under the annual performance bonus depend on the results achieved and include certain qualitative and/or quantitative objectives that can be related to revenues, EBITDA, cash flow, budgets, market share and others.

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

In addition, we have granted our executive officers and directors rights to purchase CPOs under the Stock Purchase Plan and the Long-Term Retention Plan. See “—Stock Purchase Plan and Long-Term Retention Plan” below.

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

In accordance with this program, we require, under certain circumstances, that certain authorized Key Personnel use aircrafts, either owned or leased by us, for non-business, as well as business travel for our benefit rather than as a personal benefit. The use of such aircrafts is carried out in accordance with, among others, our “Política de Seguridad” policy, which establishes guidelines under which authorized Key Personnel may use such aircrafts for personal purposes. If the use of such aircrafts for personal purposes exceeds the specified number of hours, the relevant Key Personnel must reimburse us for the cost of operating the aircrafts during the excess time of use. The aggregate amount of compensation set forth in “—Compensation of Directors and Officers” does include the cost to us of providing this service.

In addition, certain Key Personnel are provided with security systems and equipment for their residences and/or automobiles and with security advice and personal protection services at their residences. The use of these security services is provided in accordance with our “Política de Seguridad” policy. The cost of these systems and services is incurred as a result of business-related concerns and are not considered for their personal benefit. As a result, the Company has not included such cost in “—Compensation of Directors and Officers”.

Further, certain Key Personnel are provided with advisory services, including legal, tax, investment and accounting services, through approved company providers, executives and Company personnel. The Company does not include the cost of these services in the aggregate amount of compensation set forth in “—Compensation of Directors and Officers”.

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

In April 2007, the Board of Directors, with input from the then Audit and Corporate Practices Committee, reviewed the compensation of our former Chief Executive Officer and decided to include our former Chief Executive Officer in our Long-Term Retention Plan as well as in any other plan granted to our employees in the future. See “—Compensation of Directors and Officers”.

At our annual general ordinary stockholders’ meeting held on April 2, 2013, our stockholders approved that the number of CPOs that may be granted annually under the Long-Term Retention Plan shall be up to 1.5% of the capital of the Company. As of December 31, 2025, approximately 4.0 million CPOs or CPO equivalents that were transferred to Long-Term Retention Plan participants were sold in the open market during 2023, 2024 and 2025. Additional sales will continue to take place during or after 2026.

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

As of March 31, 2026, the special purpose trust created to implement the Long-Term Retention Plan owned approximately 266.7 million CPO equivalents. This figure is net of approximately 27.6 million, 20.4 million and 32.3 million CPO equivalents vested in 2023, 2024 and 2025, respectively and the return of CPOs or CPO equivalents as a result of awards terminated in previous years. Of such 266.7 million CPO equivalents, approximately 84.7% are in the form of CPOs and the remaining 15.3% are in the form of “A”, “B”, “D” and/or Series “L” Shares. As of March 31, 2026, approximately 169.1 million CPO equivalents have been reserved and will become vested between 2026 and 2028 at prices ranging from Ps.1.60 to Ps.17.16 per CPO or CPO equivalent which may be reduced, when applicable, by dividends, a liquidity discount and the growth of the consolidated or relevant segment OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

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

Employees and Labor Relations

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2025:

	Year Ended December 31,
	2025	2024	2023
Total number of employees	26,599	28,038	32,932
Category of activity:
Employees	26,551	28,004	32,895
Executives	48	34	37
Geographic location:
Mexico	26,533	27,962	32,919
Latin America (other than Mexico)	—	—	—
U.S.	5	5	4
Europe	61	71	9

As of December 31, 2025, 2024 and 2023, approximately 38%, 38% and 31% of our employees, respectively, were represented by unions. We believe that our relations with our employees are good. Under Mexican law, the agreements between us and most of our television and cable television union employees are subject to renegotiation on an annual basis in January of each year.

Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.Major Stockholders and Related Party Transactions

The following table sets forth information about the beneficial ownership of our capital stock by our directors, alternate directors, executive officers, and each person who is known by us to own more than 5% of the currently outstanding Series “A” Shares, Series “B” Shares, Series “L” Shares or Series “D” Shares as of March 31, 2026 or as otherwise described below. Except as set forth below, we are not aware of any holder of more than 5% of any class of our Shares.

									Aggregate
									Percentage of
	Shares Beneficially Owned(1)(2)								Outstanding
	Series “A” Shares		Series “B” Shares		Series “D” Shares		Series “L” Shares		Shares
		Percentage		Percentage		Percentage		Percentage	Beneficially
Identity of Owner	Number	of Class	Number	of Class	Number	of Class	Number	of Class	Owned

Emilio Azcárraga Jean (3)	57,784,800,290	48.7%	1,860,274,548	3.4%	2,959,527,690	3.5%	2,959,527,690	3.5%	19.2%
Bernardo Gómez Martínez (4)	14,292,302,527	12.0%	990,999,790	1.8%	1,576,590,575	1.9%	1,576,590,575	1.9%	5.4%
Alfonso de Angoitia Noriega (5)	14,289,332,127	12.0%	988,385,838	1.8%	1,572,432,015	1.9%	1,572,432,015	1.9%	5.4%
Fintech Holdings, Inc.(6)	6,507,725,700	5.5%	5,726,798,616	10.4%	9,110,815,980	10.9%	9,110,815,980	10.9%	8.9%
Eduardo Tricio Haro (7)	5,146,535,000	4.3%	4,528,950,800	8.3%	7,205,149,000	8.6%	7,205,149,000	8.6%	7.1%
Gamco Investors et al (8)	3,641,135,250	3.1%	3,204,199,020	5.8%	5,097,589,350	6.1%	5,097,589,350	6.1%	5.0%
J.P. Morgan Securities LLC (9)	3,523,300,775	3.0%	3,100,504,682	5.6%	4,932,621,085	5.9%	4,932,621,085	5.9%	4.8%
BlackRock, Inc.(10)	3,360,217,025	2.8%	2,956,990,982	5.4%	4,704,303,835	5.6%	4,704,303,835	5.6%	4.6%
(1)

Unless otherwise indicated, the information presented in this section is based on the number of shares authorized, issued and outstanding as of March 31, 2026. The number of shares issued and outstanding for legal purposes as of March 31, 2026 was 59,687,500,000 Series A Shares, 52,525,000,000 Series B Shares, 83,562,500,000 Series D Shares and 83,562,500,000 Series L Shares, in the form of CPOs, and an additional 58,926,613,375 Series A Shares, 2,357,207,692 Series B Shares, 238,595 Series D Shares and 238,595 Series L Shares not in the form of CPOs. For financial reporting purposes under IFRS Accounting Standards only, the number of shares authorized, issued and outstanding as of March 31, 2026 was 53,804,439,750 Series A Shares, 47,347,906,980 Series B Shares, 75,326,215,650 Series D Shares and 75,326,215,650 Series L Shares in the form of CPOs, and an additional 56,523,920,939 Series A Shares, 186,537 Series B Shares, 238,541 Series D Shares and 238,541 Series L Shares not in the form of CPOs. The number of shares authorized, issued and outstanding for financial reporting purposes under IFRS Accounting Standards as of March 31, 2026 does not include 235,322,410 CPOs and an additional 2,402,692,436 Series A Shares, 2,357,021,155 Series B Shares, 54 Series D Shares and 54 Series L Shares not in the form of CPOs acquired primarily by the special purpose trust we created to implement our Long-Term Retention Plan. See Note 17 to our consolidated year-end financial statements.

(2)

Except for Messrs. Emilio Azcárraga Jean, through the Azcárraga Trust, Alfonso de Angoitia Noriega, Bernardo Gómez Martínez and Eduardo Tricio Haro, none of our directors and executive officers currently beneficially owns more than 1% of our outstanding Series “A” Shares, Series “B” Shares, Series “D” Shares or Series “L” Shares. See “Directors, Senior Management and Employees—Share Ownership of Directors and Officers”. This information is based on information provided by directors and executive officers.

(3)

Includes (i) shares held through the Azcárraga Trust and (ii) shares over which Emilio Azcárraga Jean has the right to vote with respect to the appointment, removal and/or ratification of members of our Board of Directors pursuant to the Transaction Agreement (as defined below). For a description of the Azcárraga Trust and the Transaction Agreement, see “—The Major Stockholders” below. Based on information included in the report on Schedule 13D by Emilio Azcárraga Jean filed on April 1, 2026, as of March 31, 2025, as adjusted for the expiration, exercise and vesting of shares pursuant to the Long-Term Retention Plan.

(4)

Includes shares purchased from Emilio Azcárraga Jean and the Azcárraga Trust. Based on information included in the report on Schedule 13D by Bernardo Gómez Martínez filed on April 1, 2026, as of March 31, 2025, as adjusted for the expiration, exercise and vesting of shares pursuant to the Long-Term Retention Plan.

(5)

Includes shares purchased from Emilio Azcárraga Jean and the Azcárraga Trust. Based on information included in the report on Schedule 13D by Alfonso de Angoitia Noriega filed on April 1, 2026, as of March 31, 2025, as adjusted for the expiration, exercise and vesting of shares pursuant to the Long-Term Retention Plan.

(6)	Based solely on information included in the report on Schedule 13G by Fintech Holdings, Inc. filed on February 14, 2025, as of December 31, 2024.
(7)

Based on information included in the report on Schedule 13D by Eduardo Tricio Haro filed on November 14, 2025, as of September 30, 2025, as adjusted for the expiration, exercise and vesting of shares pursuant to the Stock Purchase Plan.

(8)	Based solely on information included in the report on Schedule 13D by Gamco Investors Inc. et al, filed on November 5, 2025, as of February 10, 2025.
(9)	Based solely on information included in the report on Schedule 13G by JPMorgan Chase & Co. filed on January 16, 2026, as of December 31, 2025.
(10)	Based solely on information included in the report on Schedule 13G by Blackrock, Inc. filed on January 16, 2026, as of December 31, 2025.

The Major Stockholders

Emilio Azcárraga Jean currently beneficially owns directly, and through the Azcárraga Trust, 48.7% of the outstanding Series “A” Shares, 3.4% of the outstanding Series “B” shares, 3.5% of the outstanding Series “D” Shares and 3.5% of the outstanding Series “L” Shares of the Company. As a result, Emilio Azcárraga Jean currently controls the vote for electing directors of such shares. The Series “A” Shares beneficially owned by Emilio Azcárraga Jean constitute a majority of the Series “A” Shares whose holders are entitled to vote because non-Mexican holders of CPOs or GDSs are not permitted to vote the underlying Series “A” Shares in accordance with the trust agreement governing the CPOs and the Company’s bylaws. Accordingly, and so long as non-Mexicans own more than a minimal number of Series “A” Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors.

On January 5, 2026, Alfonso de Angoitia Noriega and Bernardo Gómez Martínez, each a co-Chief Executive Officer of the Company, each entered into a transaction agreement (the “Transaction Agreement”) with Emilio Azcárraga Jean and the Azcárraga Trust, pursuant to which they each acquired 13,166,166,402 Series “A” Shares (collectively, the “Acquired Shares”) in exchange for available cash on hand in an amount equal to Ps.963,151,805. Pursuant to the Transaction Agreement, Alfonso de Angoitia Noriega and Bernardo Gómez Martínez, each agreed that Emilio Azcárraga Jean, through the Azcárraga Trust, will have the right to exercise all voting rights attached to the Acquired Shares, together with certain CPOs held by each of Alfonso de Angoitia Noriega and Bernardo Gómez Martínez at the time of entering into the Transaction Agreement, with respect to the appointment, removal and/or ratification of members of our Board of Directors, for so long as Emilio Azcárraga Jean is not declared legally dead, incapacitated or absent and holds more than fifty-percent (50%) of the shares in the Azcárraga Trust, other than the Acquired Shares. Each of Alfonso de Angoitia Noriega and Bernardo Gómez Martínez will have the right to exercise all voting rights attached to their respective shares and/or CPOs other than those specified in the preceding sentence. In addition, under the Transaction Agreement, in the event that Emilio Azcárraga Jean, directly or through the Azcárraga Trust, Alfonso de Angoitia Noriega, or Bernardo Gómez Martínez intends to transfer the Acquired Shares or any other shares of or securities representing our capital stock (including CPOs), the other parties thereto will have a right of first refusal allowing them to purchase such shares or securities at the proposed sale price.

Considering that, after giving effect to the transactions described in the Transaction Agreement, Emilio Azcárraga Jean continues to be the single largest beneficial owner of Series “A” Shares whose holders are entitled to vote, he is expected to continue influencing the decisions at our stockholders’ meetings.

Pursuant to our bylaws, holders of Series “B” Shares are entitled to elect five out of 20 members of our Board of Directors.

Because the Azcárraga Trust only holds a limited number of Series “B” Shares, there can be no assurance that individuals nominated by the Azcárraga Trust appointees will be elected to our Board.

We believe that as of March 31, 2026, approximately 230.1 million of GDSs were held of record by 62 persons with U.S. addresses. Those GDSs represent 24.2% of the outstanding Series “A” Shares, 46.1% of the outstanding Series “B” Shares, 48.2% of the outstanding Series “D” Shares and 48.2% of the outstanding Series “L” Shares of the Company. Before giving effect to the 2004 recapitalization, substantially all of the outstanding Series “A” Shares not held through CPOs were owned by Televicentro and a special purpose trust created for our Long-Term Retention Plan, as described under “Major Stockholders and Related Party Transactions” and “Directors, Senior Management and Employees—Stock Purchase Plan and Long-Term Retention Plan”. For more information regarding our 2004 recapitalization, please refer to our Form 6-K filed with the SEC on March 25, 2004.

Related Party Transactions

Transactions and Arrangements with Univision. We have in the past entered into, and on an ongoing basis continue to enter into, transactions with Univision in the ordinary course of business. In December 2010, the Company and Univision announced the completion of certain agreements pursuant to which, among other transactions, the Company made an investment in BMP (now known as Univision Holdings, Inc., or UHI), the parent company of Univision, and the PLA between the Company and Univision was amended and extended through the later of 2025 or 90 months after the Company voluntarily sells two-thirds of its equity interests in UHI. As a result of these transactions, beginning in December 2010, Univision became a related party of the Company as of December 2010.

On January 31, 2022, we completed the TelevisaUnivision Transaction pursuant to which, among other things, we contributed our former Content business (other than certain assets including the main real estate associated with the production facilities and Mexican over-the-air broadcast concessions and transmission infrastructure, as well as assets relating to our former news business which was transferred at closing to an entity controlled by Emilio Fernando Azcárraga Jean) to Univision. After the closing of the TelevisaUnivision Transaction, news programs are owned by the News Company and licensed to TelevisaUnivision. In consideration for the contribution of our former Content business, we received approximately U.S.$4.5 billion in a combination of cash (U.S.$3.0 billion) and U.S.$1.5 billion of common and preferred shares of TelevisaUnivision, excluding post-closing consideration adjustments. Additionally, as part of the TelevisaUnivision Transaction, we received consideration of Ps.940 million for the transfer of rights of news content production to a related party other than TelevisaUnivision. The TelevisaUnivision Transaction was partially financed by Univision through a new Series C preferred equity investment in TelevisaUnivision of U.S.$1.0 billion in the aggregate led by ForgeLight, along with the SoftBank Latin American Fund, with participation from Google and The Raine Group, as well as debt financing. As of March 31, 2026, we owned a 44.3% equity interest on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) in TelevisaUnivision and we have certain governance arrangements in connection therewith.

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

Finally, in November 2025, the Company made a capital contribution in cash to TelevisaUnivision in the aggregate amount of U.S.$89.8 million (Ps.1,679.5 million), which was recognized by TelevisaUnivision as additional paid-in capital in accordance with an agreement entered into by the parties.

For a description of our arrangements with Univision, see “Information on the Company—Business Overview—TelevisaUnivision”.

Transactions and Arrangements with Ollamani. As part of the Spin-off, we and Ollamani entered into a Transition Services Agreement, which include administrative, network and infrastructure, information security, legal and regulatory systems, and other related services, which were provided by us to Ollamani for 12 months from the date of the Spin-off. This Transition Services Agreement has been extended for 24 months, subject to early termination, including with respect to the scope of the services, by the mutual agreement of the parties.

Transactions and Agreements with Our Directors and Officers. During 2025, we entered into contracts leasing office space directly or indirectly from certain of our directors and officers for an aggregate amount of Ps.26.68 million. The leases have aggregate annual lease payments for 2026 equal to approximately Ps.28.66 million. We believe that the terms of these leases are comparable to terms that we would have entered into with third parties for similar leases.

Certain of our executive officers have in the past, and from time to time in the future may, purchase debt securities issued by us and/or our subsidiaries from third parties in negotiated transactions. Certain of our executive officers and directors participate in our stock purchase plan and Long-Term Retention Plan. See “Directors, Senior Management and Employees—Stock Purchase Plan and Long-Term Retention Plan”.

Transactions and Arrangements with Affiliates and Related Parties of Our Directors, Officers and Major Stockholders

Consulting Services. Instituto de Investigaciones Sociales, S.C. (“IIS”), a consulting firm which is controlled by Ariana Azcárraga De Surmont, the sister of Emilio Azcárraga Jean, has from time to time provided consulting and research services to the Company’s subsidiaries. IIS provided services to Fundacion Televisa, A.C. in 2025.

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

For further information about our related party transactions, see Note 20 to our consolidated year-end financial statements. For information about transactions related to our major stockholders, see “—The Major Stockholders” above.

Item 8.Financial Information

See “Financial Statements” and pages F-1 through F-83, which are incorporated in this Item 8 by reference.

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

Trading prices of the CPOs and the GDSs are influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See “Key Information—Risk Factors—Risk Factors Related to Mexico—Economic and Political Developments in Mexico May Adversely Affect Our Business, Financial Condition and Results of Operations”. We believe that as of March 31, 2026, approximately 230.1 million GDSs were held of record by 62 persons with U.S. addresses.

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

In December 2023, amendments to the Mexican Securities Market Law introduced significant changes to Mexico’s securities regulatory framework, including the creation of a streamlined registration regime for “Simplified Issuers” (Emisoras Simplificadas), designed to facilitate access to the securities markets through reduced regulatory requirements and expedited registration with the National Registry of Securities, or the Registro Nacional de Valores. Under this regime, offerings are limited to institutional and qualified investors, and certain supervisory and review functions have been delegated to securities intermediaries and the Stock Exchanges in Mexico. The reform also provides greater flexibility to publicly traded companies organized as sociedades anónimas bursátiles (“SABs”), including enhanced capital structure flexibility and modifications to certain corporate governance and anti-takeover approval thresholds.

In January 2025, the CNBV issued secondary regulations implementing this framework. Although we are not currently subject to the Simplified Issuer regime, these regulatory developments may affect the Mexican securities market structure and the regulatory environment applicable to issuers and market participants in Mexico.

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

The Mexican Securities Market Law permits public companies to insert provisions in their bylaws pursuant to which the acquisition of control of the company, by the company’s stockholders or third parties, may be prevented, if such provisions (i) are approved by stockholders without the negative vote of stockholders representing 5% or more of the outstanding shares, (ii) do not exclude any stockholder or group of stockholders, and (iii) do not restrict, in an absolute manner, the change of control. These provisions are commonly referred to as “poison-pill” or anti-takeover mechanisms under Mexican law.

Bylaws

Set forth below is a brief summary of some relevant provisions of our bylaws and Mexican law. This description does not purport to be complete and is qualified by reference in its entirety to our bylaws, which have been filed as an exhibit to this annual report, and Mexican law. For a description of the provisions of our bylaws relating to our Board of Directors, Executive Committee, Audit Committee and Corporate Practices Committee, see “Directors, Senior Management and Employees”.

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

Holders of Series “D” Shares and Series “L” Shares. Holders of Series “D” Shares, voting as a class, are entitled to vote at special meetings to elect two of the members of our Board of Directors and the corresponding alternate directors, each of which must be an independent director. In addition, holders of Series “D” Shares are entitled to vote on the following matters at extraordinary general meetings:

●	our transformation from one type of company to another;
●	any merger (even if we are the surviving entity);
●	extension of our existence beyond our prescribed duration;
●	our dissolution before our prescribed duration (which is currently 99 years from January 30, 2007);
●	a change in our corporate purpose;
●	a change in our nationality; and
●	the cancellation from registration of the Series “D” Shares or the securities which represent the Series “D” Shares from the NRS and with any other Mexican or foreign stock exchange in which such shares or securities are registered.

Holders of Series “L” Shares, voting as a class, are entitled to vote at special meetings to elect two of the members of our Board of Directors and the corresponding alternate directors, each of which must be an independent director. Holders of Series “L” Shares are also entitled to vote at extraordinary general meetings on the following matters:

●	our transformation from one type of company to another;
●	any merger in which we are not the surviving entity; and
●	the cancellation from registration of the Series “L” Shares or the securities that represent the Series “L” Shares with from the NRS.

The two directors and corresponding alternate directors elected by each of the holders of the Series “D” Shares and the Series “L” Shares are elected at a special meeting of those holders which takes place annually. Special meetings of holders of Series “D” Shares and Series “L” Shares must also be held to approve the cancellation from registration of the Series “D” Shares or Series “L” Shares or the securities representing any of such shares with the NRS, as the case may be, and in the case of Series “D” Shares, with any other Mexican or foreign stock exchange in which such shares or securities are registered. Except as otherwise required by law, all other matters on which holders of Series “L” Shares or Series “D” Shares are entitled to vote must be considered at an extraordinary general meeting. Holders of Series “L” Shares and Series “D” Shares are not entitled to attend or to address meetings of stockholders at which they are not entitled to vote. Under Mexican law, holders of Series “L” Shares and Series “D” Shares are entitled to exercise certain minority protections. See “—Other Provisions—Appraisal Rights and Other Minority Protections”.

Minority shareholders holding at least 10% of the capital stock represented by Series “A” Shares, will be entitled to appoint one director and its corresponding alternate for each such ten percent. Minority shareholders holding at least ten percent of the capital stock represented by Series “B” Shares, will be entitled to appoint one director and its corresponding alternate for each such ten percent. Minority shareholders holding at least ten percent of the capital stock represented by Series “D” Shares or Series “L” Shares, will be entitled to appoint one director and its corresponding alternate for each such ten percent. Any such appointments by minority shareholders will be counted towards the number of directors that the holders of each such Series are entitled to appoint.

In connection with the Series “A”, Series “B”, Series “D” and/or Series “L” shares that are not contributed to, or do not form part of the assets of the CPO Trust, the holders thereof may request the Secretary of the Board of Directors convert such Series “A”, Series “B”, Series “D” and/or Series “L” shares, as applicable, into Series “A”, Series “B”, Series “D” and/or Series “L” shares, as determined by such shareholder, in accordance with the following:

●	Any holder of Series “A”, Series “B”, Series “D” and/or Series “L” shares seeking to carry out such conversion shall submit a written request addressed to the Secretary of the Board of Directors, which must be delivered at least 5 (five) business days prior to the requested conversion date.
●	The Secretary of the Board of Directors shall carry out all necessary actions to implement the conversion of the Series “A”, Series “B”, Series “D” and/or Series “L” shares, as applicable, upon delivery by the relevant shareholder of the share certificates representing such shares, in exchange for the certificates representing the Series “A”, Series “B”, Series “D” and/or Series “L” shares, as applicable. Such conversion may cover all or part of the Series “A”, Series “B”, Series “D” and/or Series “L” shares, as applicable, represented by the certificates delivered. In the event of a partial conversion, the Secretary shall carry out all necessary actions to ensure the issuance of the new certificates reflecting the Series “A” shares that remain outstanding, as well as the Series “A”, Series “B”, Series “D” and/or Series “L” shares into which they have been converted.

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

Holders of CPOs. Holders of CPOs who are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their shares are entitled to exercise voting rights with respect to the Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares underlying their CPOs. The CPO Trustee will vote such shares as directed by Mexican holders of CPOs, which must provide evidence of Mexican nationality. Non-Mexican holders of CPOs may only vote the Series “L” Shares held in the CPO Trust and are not entitled to exercise any voting rights with respect to the Series “A” Shares, Series “B” Shares and Series “D” Shares held in the CPO Trust. Voting rights in respect of these Series “A” Shares, Series “B” Shares and Series “D” Shares may only be exercised by the CPO Trustee. Series “A” Shares, Series “B” Shares and Series “D” Shares underlying the CPOs of non-Mexican holders or holders that do not give timely instructions as to voting of such Shares, will be voted by the individuals designated by the CPO Trust’s Technical Committee, and at any general shareholders meeting where such series has the right to vote in the same manner as the majority of the outstanding Series “A” Shares held by Mexican nationals or Mexican corporations (directly, or through the CPO Trust, as the case may be) are voted at the relevant meeting. Series “L” Shares underlying the CPOs of any holders that do not give timely instructions as to the voting of such Shares will be voted by the individuals designated by the CPO Trust’s Technical Committee, as instructed by such Technical Committee of the CPO Trust. The CPO Trustee must receive voting instructions five business days prior to the stockholders’ meeting. Holders of CPOs that are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their Shares also must provide evidence of nationality, such as a copy of a valid Mexican passport or birth certificate, for individuals, or a copy of the bylaws, for corporations.

As described in “Major Stockholders and Related Party Transactions”, Series “A” Shares beneficially owned by Emilio Azcárraga Jean constitute the largest single block of the Series “A” Shares whose holders are entitled to vote, because non-Mexican holders of CPOs or GDSs are not permitted to vote the underlying Series “A” Shares. Accordingly, the vote of Series “A” Shares beneficially owned by Emilio Azcárraga Jean generally may influence how the Series “A” Shares underlying our CPOs are voted.

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

Non-Mexican holders may exercise voting rights only with respect to Series “L” Shares underlying the CPOs represented by their GDSs. They may not direct the CPO Trustee as to how to vote the Series “A” Shares, Series “B” Shares or Series “D” Shares represented by CPOs or attend stockholders’ meetings. Under the terms of the CPO Trust Agreement, the CPO Trustee will vote the Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares represented by CPOs held by non-Mexican holders (including holders of GDRs) as described under “—Holders of CPOs”. If the Depositary does not timely receive instructions from a Mexican or non-Mexican holder of GDRs as to the exercise of voting rights relating to the Series “A” Shares, Series “B” Shares, Series “D” Shares or Series “L” Shares underlying the CPOs, as the case may be, in the relevant stockholders’ meeting then, if requested in writing by us, the Depositary will give a discretionary proxy to a person designated by us to vote the Shares. If no such written request is made by us, the Depositary will not represent or vote, attempt to represent or vote any right that attaches to, or instruct the CPO Trustee to represent or vote, the Shares underlying the CPOs in the relevant stockholders’ meeting and, as a result, the Underlying Shares will be voted in the same manner described under “—Holders of CPOs” with respect to shares for which timely instructions as to voting are not given.

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

Preferential Rights of Series “D” Shares

Holders of Series “D” Shares are entitled to receive a preferred annual dividend in the amount of Ps.0.00028932372948 per Series “D” Share before any dividends are payable in respect of Series “A” Shares, Series “B” Shares and Series “L” Shares. If we pay any dividends in addition to the Series “D” Share fixed preferred dividend, then such dividends shall be allocated as follows:

●	first, to the payment of dividends with respect to the Series “A” Shares, the Series “B” Shares and the Series “L” Shares, in an equal amount per share, up to the amount of the Series “D” Share fixed preferred dividend; and
●	second, to the payment of dividends with respect to the Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares, such that the dividend per share is equal.
●	Upon any dissolution or liquidation of our company, holders of Series “D” Shares are entitled to a liquidation preference equal to:
●	accrued but unpaid dividends in respect of their Series “D” Shares; plus
●	the theoretical value of their Series “D” Shares as set forth in our bylaws. See “—Other Provisions—Dissolution or Liquidation”.

Preemptive Rights

In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe to a sufficient number of shares of the same series in order to maintain the holder’s existing proportionate holdings of shares of that series. Stockholders must exercise their preemptive rights within the time period fixed by our stockholders at the meeting approving the issuance of additional shares or Board of Directors meeting, as the case may be. This period must continue for at least fifteen days following a public notice. Under Mexican law, stockholders cannot waive their preemptive rights in advance or be represented by an instrument that is negotiable separately from the corresponding share.

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

Non-Mexican states and governments are prohibited under our bylaws and the LMTR from owning Shares of the Company and are, therefore, prohibited from being the beneficial or record owners of Series “A” Shares, Series “B” Shares, Series “D” Shares, Series “L” Shares, CPOs and GDSs. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortés y Fuentes, S.C., that ownership of Series “A” Shares, Series “B” Shares, Series “D” Shares, Series “L” Shares, CPOs and GDSs by pension or retirement funds organized for the benefit of employees of non-Mexican state, municipal or other governmental agencies will not be considered as ownership by non-Mexican states or governments for the purpose of our bylaws or the LMTR.

The former LFTR, now the LMTR, eliminated the restrictions on foreign investment in telecommunications services and satellite communication and increased the maximum permitted foreign-ownership in broadcasting (television and radio) to 49% subject to reciprocity.

We may restrict transfers or, to the extent permitted under applicable law, cause the mandatory sale or disposition of CPOs or GDRs where such transfer or ownership, as the case may be, might result in ownership of CPOs or GDRs exceeding the limits under applicable law or our bylaws, the CPO Trust Agreement or the CPO indenture. Non-Mexican states and governments are prohibited under our bylaws and the LMTR from owning our Shares and are, therefore, prohibited from being beneficial or record owners of GDRs.

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

Conflicts of Interest. Under Mexican Law, any stockholder that votes on a transaction in which his, her or its interests conflict with our interests may be liable for damages, but only if the transaction would not have been approved without his, her or its vote. In addition, any member of the Board of Directors that votes on a transaction in which his, her or its interests conflict with our interests may be liable for damages. The Securities Market Law also imposes a duty of care and a duty of loyalty on directors as described in “Directors, Senior Management and Employees—Our Board of Directors—Duty of Care and Duty of Loyalty”. In addition, pursuant to the Mexican Securities Market Law, the Board of Directors, with input from the Corporate Practices Committee, must review and approve certain transactions and arrangements with related parties that meet certain thresholds. See “Directors, Senior Management and Employees—Our Board of Directors—Meetings; Actions Requiring Board Approval”.

Appraisal Rights and Other Minority Protections. Whenever our stockholders approve a change in our corporate purpose or jurisdiction of organization or our transformation from one type of company to another, any stockholder entitled to vote that did not vote in favor of these matters has the right to receive payment for its Series “A” Shares, Series “B” Shares, Series “D” Shares or Series “L” Shares in an amount calculated in accordance with Mexican law. However, stockholders must exercise their appraisal rights within fifteen days after the stockholders’ meeting at which the matter was approved. Because the holders of Series “L” Shares and Series “D” Shares may only vote in limited circumstances, appraisal rights are generally not available to them. See “—Voting Rights and Stockholders’ Meetings”.

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

Antitakeover Protections

General. Our bylaws provide that, subject to certain exceptions: (i) any person that individually or together with any related party, that intends to acquire, directly or indirectly, in one or successive acts, beneficial ownership of ordinary Shares (as defined below) which, when coupled with ordinary Shares previously beneficially owned, represent 10% or more of our outstanding ordinary Shares; (ii) any competitor, that individually or together with any Related Party, that intends to acquire, directly or indirectly, in one or successive acts, beneficial ownership of Shares which, when coupled with Shares previously beneficially owned by such competitor, group or their affiliates, represent 5% or more of our outstanding capital stock; (iii) any person that individually or together with any related party, that wishes to acquire, directly or indirectly, in one or successive acts, beneficial ownership of ordinary Shares representing 10% or more of our outstanding ordinary Shares; and (iv) any competitor that individually or together with any related party, that intends to acquire, directly or indirectly, in one or successive acts, beneficial ownership of Shares representing 5% or more of our capital stock, must obtain the prior approval of our Board of Directors and/or of our stockholders, as the case may be, subject to certain exceptions summarized below. Holders that acquire Shares in violation of these requirements will not be registered in our stock registry. Accordingly, these holders will not be able to vote such Shares or receive any dividends, distributions or other rights in respect of these Shares. In addition, pursuant to our bylaws, these holders will be obligated to pay us a penalty in an amount equal to the market value of the Shares so acquired. Pursuant to our bylaws, “Shares” are defined as the shares (of any class or series) representing our capital stock, and any instruments or securities that represent such shares or that grant any right with respect to or are convertible into those shares, expressly including CPOs; our Series “A” Shares and Series “B” Shares are our ordinary Shares.

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

Either the Chairman, the Secretary or the Alternate Secretary of our Board of Directors must call a Board meeting within 10 calendar days following the receipt of the written notice. Action by written consent is not permitted. With the exception of acquisitions that must be approved by the general extraordinary stockholders’ meeting as described below in “—Stockholder Notices, Meetings, Quorum Requirements and Approvals” in order to proceed with any acquisition of Shares that require Board authorization as set forth in our bylaws, such acquisition must be approved by at least the majority of the members of our Board present at a meeting at which at least 75% of the members of our Board are present. Such acquisitions must be acted upon by our Board within 60 calendar days following the receipt of the written notice described above, unless the Board determines that it does not have sufficient information upon which to base its decision. In such case, the Board shall deliver a written request to the potential acquiror for any additional information that it deems necessary to make its determination. The 60 calendar days referred to above will commence following the receipt of the additional information from the potential acquiror to render its decision.

Stockholder Notices, Meetings, Quorum Requirements and Approvals. In the event: (i) of a proposed acquisition of Shares that would result in a “change of control”; (ii) that our Board cannot hold a Board meeting for any reason; (iii) of a proposed acquisition by a competitor and having certain characteristics; or (iv) that the Board determines that the proposed acquisition must be approved by our stockholders at a general extraordinary stockholders’ meeting, among others, then the proposed acquisition must be approved by the holders of at least 75% of our outstanding ordinary Shares at a general extraordinary stockholders’ meeting (both in the case of first and subsequent calls) at which the holders of at least 85% of our outstanding ordinary Shares are present. In addition, any proposed merger, spin-off, or capital increase or decrease which results in a change of control must also be approved by the holders of at least 75% of our outstanding ordinary Shares at a general extraordinary stockholders’ meeting (both in the case of first and subsequent calls) at which the holders of at least 85% of our outstanding ordinary Shares are present. Pursuant to our bylaws, a “change of control” is defined as the occurrence of any of the following: (i) the acquisition or transfer of ownership of a majority of our outstanding ordinary Shares; (ii) the ability of a person, entity or group, other than the person who currently has the ability to, directly or indirectly, elect a majority of the members of our Board of Directors, to elect a majority of the members of our Board of Directors; or (iii) the ability of a person, entity or group, other than the person who currently has the ability to, directly or indirectly, determine our administrative decisions or policies, to determine our administrative decisions or policies. In the event that the general extraordinary stockholders’ meeting must approve the proposed acquisition, either the Chairman, the Secretary or the Alternate Secretary of our Board of Directors must publish a call for a general extraordinary stockholders’ meeting the Publications System of the Ministry of Economy at least 30 calendar days prior to such meeting (both in the case of first and subsequent calls). Once the call for the general extraordinary stockholders’ meeting has been published, all information related to the agenda for the meeting must be available for review by the holders of Shares at the offices of our Secretary.

Mandatory Tender Offers in the Case of Certain Acquisitions. If either our Board of Directors or our stockholders at a general extraordinary stockholders’ meeting, as the case may be, authorize an acquisition of ordinary Shares which increases the acquiror’s ownership to 20% or more, but not more than 50%, of our outstanding ordinary Shares, without such acquisition resulting in a change of control, then the acquiror must effect its acquisition by way of a cash tender offer for a specified number of Shares equal to the greater of (x) the percentage of ordinary Shares intended to be acquired or (y) 10% of our outstanding capital stock. In the event that our stockholders approve an acquisition that would result in a change of control, the acquiror must effect its acquisition by way of a cash tender offer for 100% of our total outstanding capital stock at a price which cannot be lower than the highest of the following: (i) the book value of the ordinary Shares and CPOs as reported on the last quarterly income statement approved by the Board of Directors, (ii) the highest closing price of the ordinary Shares, on any stock exchange during any of the three hundred-sixty-five (365) days preceding the date of the stockholders’ resolution approving the acquisition; or (iii) the highest price paid for any Shares, at any time by the acquiror. All tender offers must be made in Mexico and the U.S. within 60 days following the date on which the acquisition was approved by our Board of Directors or stockholders’ meeting, as the case may be. All holders must be paid the same price for their ordinary Shares. The provisions of our bylaws summarized above regarding mandatory tender offers in the case of certain acquisitions are generally more stringent than those provided for under the Mexican Securities Market Law. In accordance with the Mexican Securities Market Law, bylaw provisions regarding mandatory tender offers in the case of certain acquisitions may differ from the requirements set forth in such law, provided that those provisions are more protective to minority stockholders than those afforded by law. In these cases, the relevant bylaw provisions, and not the relevant provisions of the Mexican Securities Market Law, will apply to certain acquisitions specified therein.

Exceptions. The provisions of our bylaws summarized above will not apply to (i) transfers of ordinary Shares and/or CPOs by operation of the laws of inheritance, (ii) acquisitions of ordinary Shares and/or CPOs by any person or group of persons who, directly or indirectly, is entitled to appoint the greatest number of members to our Board of Directors (whether individually if part of a group of persons, or as part of such group of persons), as well as by (A) entities controlled by such person or of which such person is a total or partial beneficiary, (B) affiliates of such person, (C) the estate of such person, (D) certain family members of such person, and (E) such person, when such person acquires any ordinary Shares and/or CPOs from any entity, affiliate, person or family member referred to in (A), (B) and (D) above, and (iii) acquisitions or transfers of ordinary Shares and/or CPOs by us, our subsidiaries or affiliates, or any trust created by us or any of our subsidiaries.

Amendments to the Antitakeover Provisions. Any amendments to these antitakeover provisions must be registered before the Public Registry of Commerce at our corporate domicile.

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

In August 2023, we completed a tender offer to purchase in cash a principal amount of up to U.S.$300.0 million of our 4.625% Senior Notes due 2026, 5.000% Senior Notes due 2045, 5.250% Senior Notes due 2049, 6.625% Senior Notes due 2025 and 6.125% Senior Notes due 2046, for an aggregate principal amount of U.S.$300.0 million. The aggregate tender consideration paid amounted to U.S.$281.1 million plus U.S.$3.0 million of accrued and unpaid interest on the settlement date of the tender offer.

In September 2023, we repurchased a principal amount of Ps.221.6 million of our 7.25% Notes due 2043 in an open market purchase, for a trailing aggregate of Ps.274.3 million in 2023.

In April 2024, we, together with Cablemás Telecomunicaciones, S.A. de C.V. and Televisión Internacional, S.A. de C.V., as co-borrowers, executed a credit agreement with a syndicate of banks (the “2024 Credit Agreement”) which provides for a five-year term loan in an aggregate principal amount of Ps.10,000 million (the “2024 Term Loans”) and a five-year revolving credit facility in an aggregate principal amount of U.S.$500.0 million (the “2024 Revolving Facility”). BBVA México, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA México, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank acted as joint lead arrangers and joint bookrunners. The 2024 Credit Agreement requires the maintenance of certain financial ratios related to indebtedness and interest expense. The loans under the 2024 Credit Agreement will bear interest at a floating rate based on a spread of 125 bps or 150 bps over the 28-day TIIE Rate depending on our net leverage ratio. The 2024 Term Loans were fully funded at closing and part of the proceeds thereof used to prepay in full our existing indebtedness under the credit agreement we entered into in 2019 with a syndicate of banks which was scheduled to mature in 2024. The loans under the 2024 Revolving Facility are funded in Mexican Pesos and their funding is subject to customary conditions. Also, we simultaneously terminated a U.S.$650.0 million revolving credit facility entered into in 2022 with a syndicate of banks (the “2022 Credit Facility”) which was scheduled to mature in 2025. We did not borrow any amounts under the 2022 Credit Facility since its execution in 2022.

On June 26, 2025, Corporación Novavisión S. de R.L. de C.V. prepaid the total principal amount of Ps.2,650.0 million of a credit facility with Grupo Financiero Scotiabank.

On January 30, 2026, we repaid at maturity the outstanding principal amount of U.S.$207.4 million of our 4.625% Senior Notes due 2026.

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

Exchange Controls

For a description of exchange controls and exchange rate information, see “Key Information—Exchange Rate Information”.

Taxation

U.S. Taxes

General. The following is a summary of the anticipated material U.S. federal income tax consequences of the purchase, ownership and disposition of GDSs, CPOs and the Series “A” Shares, Series “B” Shares, Series “L” Shares and Series “D” Shares underlying the CPOs (referred to herein as the “Underlying Shares”), in each case, except as otherwise noted, by U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner of GDSs, CPOs or Underlying Shares based on the beneficial owner’s particular circumstances. For example, with respect to U.S. Holders, the following discussion does not address the U.S. federal income tax consequences to a U.S. Holder:

●	that owns, directly, indirectly or through attribution, 2% or more of the total voting power or value of our outstanding Underlying Shares (including through ownership of GDSs and CPOs);
●	that is a dealer in securities, insurance company, financial institution, tax-exempt organization, U.S. expatriate, broker-dealer or trader in securities; or
●	whose functional currency is not the U.S. Dollar.
●	Also, this discussion does not consider:
●	the tax consequences to the stockholders, partners or beneficiaries of a U.S. Holder; or
●	special tax rules that may apply to a U.S. Holder that holds GDSs, CPOs or Underlying Shares as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or other integrated investment.

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

The discussion set forth below is based on the U.S. federal income tax laws as in force on the date of this annual report, including:

●	the Code, applicable U.S. Treasury regulations and judicial and administrative interpretations; and
●	the convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, including the applicable protocols, collectively referred to herein as the “U.S.-Mexico Tax Treaty”.

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

Dividends. The U.S. Dollar value of any distribution paid by us, including the amount of any Mexican taxes withheld from such distribution, will be included in the gross income of a U.S. Holder as a dividend, treated as ordinary income, to the extent that the distribution is paid out of our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles. U.S. Holders will not be entitled to claim a dividend received deduction for dividends received from us. Distributions that are treated as dividends received from us by a non-corporate U.S. Holder who meets certain eligibility requirements will qualify for U.S. federal income taxation at a preferential rate of 20% (or lower) if we are a “qualified foreign corporation”. We generally will be a “qualified foreign corporation” if either (i) we are eligible for benefits under the U.S.-Mexico Tax Treaty or (ii) the Underlying Shares or GDSs are listed on an established securities market in the United States. As we are eligible for benefits under the U.S.-Mexico Tax Treaty and the GDSs are listed on the New York Stock Exchange, we presently are a “qualified foreign corporation,” and we generally expect to be a “qualified foreign corporation” in future taxable years, but no assurance can be given that a change in circumstances will not affect our treatment as a “qualified foreign corporation” in any future taxable years. A non-corporate U.S. Holder will not be eligible for the reduced rate (a) if the U.S. Holder has not held the Underlying Shares, CPOs or GDSs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account as investment income under Section 163(d)(4)(B) of the Code. Any days during which a U.S. Holder has diminished the U.S. Holder’s risk of loss with respect to the Underlying Shares, CPOs or GDSs (for example, by holding an option to sell such Underlying Shares, CPOs or GDSs) are not counted towards meeting the 61-day holding period. Special rules apply in determining the foreign tax credit limitation with respect to dividends subject to U.S. federal income taxation at the reduced rate. U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate. In addition, a 3.8% tax may apply to certain investment income recognized by a U.S. Holder. See “—Medicare Tax” below.

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

Subject to generally applicable limitations and conditions (including a minimum holding period requirement), Mexican dividend withholding tax paid at the appropriate rate applicable to a U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. In addition to these generally applicable limitations and conditions, Mexican dividend withholding tax would generally need to satisfy the requirements of foreign tax credit regulations adopted by the U.S. Internal Revenue Service (“IRS”) in order to be eligible to be a creditable tax for a U.S. foreign tax credit purposes, unless (i) the U.S. Holder is eligible for, and properly elects, the benefits of the U.S.-Mexico Tax Treaty, in which case the Mexican tax on dividends will be treated as meeting the requirements of the new regulations and therefore as a creditable tax or (ii) the U.S. Holder elects under recently published IRS guidance to treat any Mexican tax on dividends as a creditable tax for foreign tax credit purposes and complies with specific requirements set forth in such guidance. In the case of all other U.S. Holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If Mexican tax on dividends is not a creditable or if the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Mexican tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. For U.S. foreign tax credit purposes, dividends distributed by us on CPOs, GDSs or Underlying Shares generally will constitute foreign source “passive category income”. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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

When dividends are paid from our previously taxed net earnings account we will not be required to pay any Mexican corporate income tax on the dividends. During 2025, if dividends are not paid from our previously taxed net earnings account we will be required to pay a 30% Mexican corporate income tax on the grossed-up dividends with the factor 1.4286.

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

In compliance with the procedures and controls established by our Investments, Risk Management and Treasury Committee, in 2023, 2024 and 2025, we entered into certain derivative transactions with certain financial institutions in order to manage our exposure to market risks resulting from changes in interest rates, foreign currency exchange rates, and inflation rates. Our objective in managing foreign currency and inflation fluctuations is to reduce earnings and cash flow volatility. See Notes 2(w), 4 and 15 to our consolidated year-end financial statements.

Foreign Currency Exchange Rate Risk and Interest Rate Risk

During 2025, the Company entered into forward exchange rate agreements, primarily for coupons and principal of U.S. dollar denominated debt that were expected to be made during 2025 and 2026. As of December 31, 2025, the notional amount outstanding of the active forward contracts was U.S.$388.2 million and the net fair value of these agreements represents a liability of Ps.267.2 million. As of March 31, 2026, the notional amount outstanding of the active forward contracts for coupons and principal was U.S.$116.4 million and the net fair value of these agreements was a loss of Ps.83.0 million. The potential loss in fair value for such instruments from a hypothetical 1.0% change in the exchange rate would be approximately Ps.63.9 million as of December 31, 2025, and Ps.17.8 million as of March 31, 2026. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2025, the Company entered into forward exchange rate agreements, primarily for capital expenditures that were expected to be made during 2025 and 2026. As of December 31, 2025, the notional amount outstanding of the active forward contracts was U.S.$20.0 million. The net fair value of these agreements represents a liability of Ps.32.4 million. As of March 31, 2026, the notional amount outstanding of the active forward contracts was U.S.$8.0 million. The net fair value of these agreements was a loss of Ps.9.6 million. The potential loss in fair value for such instruments from a hypothetical 1.0% change in the exchange rate would be approximately Ps.3.6 million as of December 31, 2025 and Ps.1.2 million as of March 31, 2026. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2025, Cablevisión entered into forward exchange rate agreements, primarily for capital expenditures that were expected to be made during 2025 and 2026. As of December 31, 2025, the notional amount outstanding of the active forward contracts was U.S.$7.5 million. The net fair value of these agreements represents a liability of Ps.13.0 million. As of March 31, 2026, the notional amount outstanding of the active forward contracts was U.S.$1.5 million. The net fair value of these agreements was a loss of Ps.1.7 million. The potential loss in fair value for such instruments from a hypothetical 1.0% change in the exchange rate would be approximately Ps.1.4 million as of December 31, 2025, and Ps.0.3 million as of March 31, 2026. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2025, TVI entered into forward exchange rate agreements, primarily for capital expenditures that were expected to be made during 2025 and 2026. As of December 31, 2025, the notional amount outstanding of the active forward contracts was U.S.$6.9 million. The net fair value of these agreements represents a liability of Ps.11.7 million. As of March 31, 2026, the notional amount outstanding of the active forward contracts was U.S.$2.4 million. The net fair value of these agreements was a loss of Ps.2.8 million. The potential loss in fair value for such instruments from a hypothetical 1.0% change in the exchange rate would be approximately Ps.1.2 million as of December 31, 2025, and Ps.0.4 million as of March 31, 2026. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2025, Corporación Novavisión entered into forward exchange rate agreements, primarily for capital expenditures that were expected to be made during 2025 and 2026. As of December 31, 2025, the notional amount outstanding of the active forward contracts was U.S.$23.5 million. The net fair value of these agreements represents a liability of Ps.42.0 million. As of March 31, 2026, the notional amount outstanding of the active forward contracts was U.S.$8.5 million. The net fair value of these agreements was a loss of Ps.12.8 million. The potential loss in fair value for such instruments from a hypothetical 1.0% change in the exchange rate would be approximately Ps.4.0 million as of December 31, 2025, and Ps.1.3 million as of March 31, 2026. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

During 2025, Cablemás Telecomunicaciones entered into forward exchange rate agreements, primarily for capital expenditures that were expected to be made during 2025 and 2026. As of December 31, 2025, the notional amount outstanding of the active forward contracts was U.S.$31.6 million. The net fair value of these agreements represents a liability of Ps.46.8 million. As of March 31, 2026, the notional amount outstanding of the active forward contracts was U.S.$16.6 million. The net fair value of these agreements was a loss of Ps.19.8 million. The potential loss in fair value for such instruments from a hypothetical 1.0% change in the exchange rate would be approximately Ps.5.4 million as of December 31, 2025, and Ps.2.5 million as of March 31, 2026. This sensitivity analysis assumes a downward parallel shift in the Mexican Peso.

Sensitivity and Fair Value Analyses

The sensitivity analyses that follow are intended to present the hypothetical change in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices as they affect our financial instruments at December 31, 2025 and 2024. These analyses address market risk only and do not present other risks that we face in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect our view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, we have made conservative assumptions of expected near-term future changes in U.S. interest rates, Mexican interest rates, inflation rates and Peso to U.S. Dollar exchange rates of 10%. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that we will incur.

								Increase
								(decrease) of
								fair value over
								carrying amount
					Increase			assuming a
					(decrease) of			hypothetical
					fair value over			10% increase in
December 31, 2025	Carrying amount(2)		Fair value(3)		carrying amount			fair value
Assets:
Long-term loan and interest receivable from GTAC	Ps.	1,030.2	Ps.	1,033.9	Ps.	3.7	Ps.	107.1
Open-Ended Fund		817.3		817.3		—		81.7
Publicly traded equity instruments		2,608.0		2,608.0		—		260.8
Liabilities:
U.S. dollar-denominated debt:
Senior Notes due 2026		3,737.0		3,731.4		(5.6)		367.5
Senior Notes due 2032		5,405.0		5,761.5		356.5		932.7
Senior Notes due 2040		10,809.9		9,393.4		(1,416.5)		(477.2)
Senior Notes due 2045		14,244.0		9,438.2		(4,805.8)		(3,862.0)
Senior Notes due 2046		15,846.8		12,059.4		(3,787.4)		(2,581.4)
Senior Notes due 2049		11,907.6		7,889.5		(4,018.1)		(3,229.1)
Peso-denominated debt:
Notes due 2027		4,500.0		4,484.0		(16.0)		432.4
Senior Notes due 2037		4,500.0		3,101.8		(1,398.2)		(1,088.0)
Senior Notes due 2043		6,225.7		3,756.8		(2,468.9)		(2,093.2)
Long-term notes payable to Mexican Banks		10,000.0		10,084.0		84.0		1,092.4
Lease Liabilities		5,436.0		5,595.5		159.5		719.0
Derivative financial instruments (1)		413.2		413.2		—		41.3

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

We are also subject to the risk of foreign currency exchange rate fluctuations, resulting from the net monetary position in U.S. Dollars of our Mexican operations, as follows:

	Year Ended December 31,
	2025		2024

	(In millions of U.S. Dollars)
U.S. Dollar-denominated and U.S. Dollar-equivalent monetary assets, primarily cash and cash equivalents, short-term investments, and non-current investments in financial instruments(1)	U.S.$	1,655.9	U.S.$	1,352.0
U.S. Dollar-denominated and U.S. Dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, lease liabilities, and other liabilities(2)(3)		(3,819.7)		(3,942.2)
Net liability position	U.S.$	(2,163.8)	U.S.$	(2,590.2)
(1)	In 2025 and 2024, include U.S. Dollar equivalent amounts of U.S.$9.5 million and U.S.$33.4 million, respectively, related to other foreign currencies, primarily Euros.
(2)	In 2025 and 2024, include U.S. Dollar equivalent amounts of U.S.$40.1 million and U.S.$0.1 million, respectively, related to other foreign currencies, primarily Euros.
(3)

In 2025 and 2024, monetary liabilities included U.S.$2,304.1 million (Ps.41,511.5 million) and U.S.$2,108.7 million (Ps.44,005.8 million), respectively, related to long-term debt designed as a hedging instrument of the Group’s investments in TelevisaUnivision and the investment in Open-Ended Fund.

At December 31, 2025, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.252.8 million. At December 31, 2024, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.1,004.9 million.

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

The Bank of New York Mellon, as depositary, pays us an agreed amount as reimbursement for certain expenses we incur related to our being a publicly-listed entity in the United States, including, but not limited to, internal and out-of-pocket investor relations expenses, corporate finance and accounting expenses, legal expenses, annual NYSE listing fees, Sarbanes-Oxley compliance, travel expenses related to presentations to rating agencies and investors, road show presentations, or any other similar or related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2025, we received a U.S.$3.3 million reimbursement from the depositary.

Part II

Item 13.Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on the evaluation as of December 31, 2025, our Co-Chief Executive Officers and Principal Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined under Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to provide reasonable assurance that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Co-Chief Executive Officers and the Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2025.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

Code of Ethics

We have adopted a written code of ethics that applies to all of our employees, including our principal executive officers, principal financial officer, and principal accounting officer. In February 2026, we amended the Code of Ethics to include references to artificial intelligence and the prevention of terrorism financing, as well as to update the provisions related to sustainability, cybersecurity, and data privacy.

We did not grant any waivers to our code of ethics during the fiscal year ended December 31, 2025.

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

Principal Accountant Fees and Services

KPMG Cárdenas Dosal, S.C. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2025 and 2024.

The chart below sets forth the total amount billed by our independent registered public accounting firms for services performed in the years 2025 and 2024, and breaks down these amounts by category of service:

	2025		2024

	(in millions of Pesos)
Audit Fees	Ps.	83.7	Ps.	101.4
Audit-Related Fees		2.2		2.6
Tax Fees		6.6		3.6
Other Fees		—		—
Total	Ps.	92.5	Ps.	107.6

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

“Tax Fees” are fees for professional services rendered by the Company’s Independent Registered Public Accounting Firm for tax compliance in connection with our subsidiaries in Mexico and interests in the United States, as well as tax advice on actual or contemplated transactions.

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

During 2025, KPMG, with the prior approval by our Board of Directors and the favorable opinion of our Audit Committee, rendered additional services in our favor and in favor of certain of our subsidiaries consisting of tax consulting, social security and local contributions related services, which were for concepts other than the audit of our Financial Statements. KPMG billed us for such services an amount of Ps.6.6 million, which represents 7.1% of the total amounts that KPMG billed us for on services rendered in 2025.

Exemptions from the Listing Standards for Audit Committees

Not applicable.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth, for the periods indicated, information regarding purchases of any of our equity securities registered pursuant to Section 12 of the Exchange Act made by us or on our behalf or by or on behalf of any affiliated purchaser (as that term is defined in Rule 10b-18(a)(3) under the Exchange Act):

Purchases of Equity Securities by the Company

				Total Number of	Maximum Number (or
	Total Number			CPOs Purchased	Appropriate Peso Value) of
	of			as part of Publicly	CPOs that May Yet Be
	CPOs	Average Price		Announced Plans	Purchased Under the Plans
Purchase Date	Purchased	Paid per CPO(1)		or Programs(2)	or Programs(2)
January 1 to January 31	—	Ps.	—	—	Ps.	3,000,000,000
February 1 to February 28	—		—	—		3,000,000,000
March 1 to March 31	—		—	—		3,000,000,000
April 1 to April 30	—		—	—		3,000,000,000
May 1 to May 31	—		—	—		3,000,000,000
June 1 to June 30	—		—	—		3,000,000,000
July 1 to July 31	—		—	—		3,000,000,000
August 1 to August 31	—		—	—		3,000,000,000
September 1 to September 30	—		—	—		3,000,000,000
October 1 to October 31	—		—	—		3,000,000,000
November 1 to November 30	—		—	—		3,000,000,000
December 1 to December 31	—		—	—		3,000,000,000
Total	—	Ps.	—	—
(1)	The values have not been restated in constant Pesos and therefore represent nominal historical figures.
(2)	Our share repurchase program was announced in September 2002 and does not have an expiration date. On November 13, 2017, we announced our intention to reactivate our share repurchase program. Accordingly, we may, from time to time, at management’s discretion, seek to acquire shares of the Company’s capital stock subject to legal, market and other business conditions at the time of purchase. The total amount of our share repurchase program was limited to Ps.3.0 million during 2025 in accordance with the resolutions that our stockholders approved in the annual shareholders meeting held on April 29, 2025.

Purchases of Equity Securities by Special Purpose Trust

Formed in Connection with Long-Term Retention Plan(1)

				Total Number of	Maximum Number (or
				CPOs Purchased	Appropriate Peso Value) of
				as part of Publicly	CPOs that May Yet Be
	Total Number of	Average Price		Announced Plans	Purchased Under the Plans
Purchase Date	CPOs Purchased	Paid per CPO(2)		or Programs	or Programs(3)
January 1 to January 31	—		—	—	—
February 1 to February 28	—		—	—	—
March 1 to March 31	8,500,000		7.3608	—	—
April 1 to April 30	6,500,000		6.9378	—	—
May 1 to May 31	18,100,000		7.6152	—	—
June 1 to June 30	22,500,000		8.4988	—	—
July 1 to July 31	—		—	—	—
August 1 to August 31	—		—	—	—
September 1 to September 30	—		—	—	—
October 1 to October 31	—		—	—	—
November 1 to November 30	2,500,000		10.6013	—	—
December 1 to December 31	—		—	—	—
Total	58,100,000	Ps.	7.9729	—	—
(1)	See “Directors, Senior Management and Employees—Stock Purchase Plan and Long-Term Retention Plan” for a description of the implementation, limits and other terms of our Long-Term Retention Plan.
(2)	Represents open-market purchases by the special purpose trust formed in connection with our Long-Term Retention Plan.
(3)	The values have not been restated in constant Pesos and therefore represent nominal historical figures.

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

Companies listed on the Mexican Stock Exchange are not required to adopt a code of ethics. However, we have adopted a code of ethics which is available free of charge through our offices or in the website provided in Item 16.B above. See “—Code of Ethics” for directions on how to obtain a copy of our code of ethics. Waivers involving any of our executive officers or directors will be made only by our Board of Directors or a designated committee of the Board or as determined in our Code of Ethics.

Mine Safety Disclosure

Not applicable.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Insider Trading Policies

We have adopted an insider trading policy (the “Insider Trading Policy”), which, among other things, governs the purchase or sale of our securities by our directors, executive officers and employees. Our Insider Trading Policy aims to promote compliance with applicable insider trading laws, rules and regulations. A copy of our Insider Trading Policy is filed as Exhibit 11.1 to this Form 20-F.

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

We maintain a multidisciplinary enterprise risk management process overseen by our office of Corporate Risk Management (“CRM”), which provides for the identification, evaluation, management, monitoring, and reporting of risks and opportunities within the Company, including cybersecurity risks. The CRM, with oversight from the Audit Committee of the Company, reviews the effectiveness of this process on an annual basis. With respect to cybersecurity, we employ a strategy, aligned with our business objectives and strategic risk management, based on the principles of the National Institute of Standards and Technology Internal Report 8286, Rev. 1, “Integrating Cybersecurity and Enterprise Risk Management”, to identify and address internal and external risks.

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

From time to time, the Company has experienced data and cybersecurity incidents. For the period of January 1, 2025 through December 31, 2025, the Company has no evidence of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition. However, there can be no guarantee that we will not be materially affected by such risks in the future. For information on the cybersecurity threats and risks we face and the potential impacts on the business related thereto, see “Key Information—Risk Factors—Risk Factors Related to Our Business—Any Incidents Affecting Our Network and Information Systems or Other Technologies Could Have an Adverse Impact on Our Business, Reputation and Results of Operations”.

Governance

Our cybersecurity program is led by our Chief Information Security Officer (“CISO”), with oversight from our Co-CEOs and CFO. Cybersecurity strategy is also reviewed and approved by the CEO of our subsidiaries, Sky and izzi. Our CISO, together with our Co-CEOs and CFO, are responsible for the coordination of our cybersecurity initiatives and the oversight of cybersecurity risk management across the Company. Our CISO has worked in executive positions related to cybersecurity in multinational financial companies and the telecommunications industry for more than 25 years. The CISO is primarily responsible for designing the strategy and ensuring the execution of the cybersecurity program. The CISO manages a cybersecurity team that holds international certifications related to cybersecurity, and manages the processes for identifying regional, global, and industry-related threats described above. See “—Risk management and strategy”.

The CISO periodically provides reports on cybersecurity threats, reports of incidents (if any), projects, and risk management to the executive committee at the subsidiary level, as well as the Company’s enterprise-wide Corporate Committee on Information Technology and Security, which consists of Company senior personnel across the Company in the cybersecurity, information technology, risk management, and legal departments (the “Corporate Committee”). The Corporate Committee and Sky and izzi Executive Committee focus on decision making and monitoring compliance with the cybersecurity program. The Corporate Committee also aligns technology and information security strategies across the subsidiaries.

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

Item 18.Financial Statements

See pages F-1 through F-83, which are incorporated in this Item 18 by reference.

Item 19.Exhibits

Documents filed as exhibits to this annual report appear on the following:

(a)       Exhibits.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	English translation of Amended and Restated Bylaws (Estatutos Sociales) of the Registrant, dated as of April 28, 2026.

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

2.12

Twentieth Supplemental Indenture relating to the 5.250% Senior Notes due 2049 among the Registrant, as Issuer, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Luxembourg Paying Agent and Transfer Agent, dated as of May 24, 2019 (previously filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant’s Form 6-K filed on May 24, 2019 and incorporated herein by reference).

2.13	Description of the rights of each class of securities registered under Section 12 of the Exchange Act.

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

4.17

Credit Agreement, dated as of April 9, 2024, among Grupo Televisa, S.A.B., Cablemás Telecomunicaciones, S.A. de C.V., and Televisión Internacional, S.A. de C.V. as Borrowers, the several lenders and other financial institutions from time to time parties thereto, BBVA México, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA México as Administrative Agent, BBVA México, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA México, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat as Joint Lead Arrangers and Joint Bookrunners (previously filed with the Securities and Exchange Commission as Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024 and incorporated herein by reference).

8.1	List of Subsidiaries of Registrant.

11.1

English Translation of Grupo Televisa, S.A.B. Insider Trading Policy (previously filed with the Securities and Exchange Commission as Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024 and incorporated herein by reference).

12.1	Co-CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2026.

12.2	Co-CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2026.

12.3	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2026.

13.1	Co-CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2026.

13.2	Co-CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2026.

13.3	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2026.

23.1	Consent of KPMG Cárdenas Dosal, S.C.

23.2	Consent of Ernst & Young LLP, independent auditors of TelevisaUnivision, Inc.

23.3	Consent of KPMG LLP, independent auditors of TelevisaUnivision, Inc.

97.1

Grupo Televisa, S.A.B. Compensation Recovery Policy (previously filed with the Securities and Exchange Commission as Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023 and incorporated herein by reference).

99.1**	Audited Financial Statements of TelevisaUnivision, Inc. as of and for the three years ended December 31, 2025.

101

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position as of December 31, 2025 and 2024; (ii) Consolidated Statements of Income for the Years Ended December 31, 2025, 2024 and 2023; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2025, 2024 and 2023; (iv) Consolidated Statements of Changes in Equity for the Years ended December 31, 2025, 2024 and 2023; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023; and (vi) Notes to Consolidated Financial Statements for the Years Ended December 31, 2025, 2024 and 2023.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
*	Portions of this exhibit have been omitted in accordance with Instruction 4 to Item 19 of Form 20-F.
**

The financial statements as of and for the three years ended December 31, 2025 of TelevisaUnivision, Inc., prepared by TelevisaUnivision, Inc. and audited by its independent auditors, KPMG LLP for the two years ended December 31, 2025 and 2024, and Ernst & Young LLP for the year ended December 31, 2023, are included in this Annual Report pursuant to Rule 3-09 of Regulation S-X.

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
Date: April 30, 2026

GRUPO TELEVISA, S. A. B. AND SUBSIDIARIES

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2025 AND 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Grupo Televisa, S.A.B.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Televisa, S.A.B. and subsidiaries (the “Group”) as of December 31, 2025 and 2024, the related consolidated statements of income or loss, comprehensive income or loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2026 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

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

Impairment assessment of goodwill and intangible assets with indefinite useful life

As described in Notes 2(l),2(m), 5(a) and 13 to the consolidated financial statements, impairment reviews of goodwill and intangible assets with indefinite useful life are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount related to the Residential and Enterprise cash-generating units (CGUs) includes the goodwill and intangible assets with indefinite useful life balance and is compared to the recoverable amount, which is the higher of the value in use (VIU) and the fair value less costs to sell (FVLCS). Any impairment loss for goodwill is recognized as an expense in the consolidated statement of income or loss and is not subject to be reversed in subsequent periods. Any impairment loss shall be allocated to reduce the carrying amount of any goodwill and intangible assets with indefinite useful-life of the cash-generating unit; and then, to the other long-lived assets of the CGUs. As described in Note 13, the goodwill and intangible assets with indefinite-useful life balance as of December 31, 2025 was Ps.28,557,851 thousand, the substantial majority of which relates to the Residential and Enterprise CGUs.

We identified the evaluation of the impairment assessment of goodwill and intangible assets with indefinite useful life of the Residential and Enterprise CGUs as a critical audit matter. Subjective auditor judgment was required in the evaluation of the key assumptions used to determine the recoverable amounts, which included the forecasted revenue growth rates, the long-term growth rates, and the discount rates. Minor changes to these key assumptions could have had a significant effect on the VIU of the CGUs. In addition, specialized skills and knowledge were required to assess the long-term growth rates and the discount rates used to determine the VIU of the CGUs.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s impairment assessment process. This included controls related to the development of the key assumptions for the Residential and Enterprise CGUs. We assessed the forecasted revenue growth rates by evaluating management’s process to develop the forecasted revenue growth rates and comparing the forecasted revenue growth rates to historical growth rates including current year actual results and industry data, using publicly available data. We involved valuation professionals with specialized skills and knowledge, who assisted in:

●	evaluating the Group’s long-term growth rate by comparing it to economic growth expectations using publicly available third-party data
●	evaluating the reasonableness of the discount rates by comparing the inputs used by management to develop the discount rates to publicly available data
●	performing sensitivity analyses of the VIU of the CGUs using the Company’s cash flow forecasts and an independently developed discount rate and comparing the results of our estimates to the Company’s estimates of VIU
●	recalculating the Group’s VIU model.

/s/ KPMG Cárdenas Dosal, S.C.

We have served as the Company’s auditor since 2018.

Mexico City, Mexico

April 30, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Grupo Televisa, S.A.B.:

Opinion on Internal Control Over Financial Reporting

We have audited Grupo Televisa, S.A.B. and subsidiaries’ (the Group) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2025 and 2024, the related consolidated statements of income or loss, comprehensive income or loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated April 30, 2026 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Cárdenas Dosal, S.C.

Mexico City, Mexico

April 30, 2026

Consolidated Statements of Financial Position

As of December 31, 2025 and 2024

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	Notes	2025		2024
ASSETS
Current assets:
Cash and cash equivalents	6	Ps.	27,607,244	Ps.	46,193,173
Short-term investments	6		11,397,798		—
Trade accounts receivable, net	7		5,720,759		6,175,819
Other accounts receivable, net			70,603		125,486
Income taxes receivable			6,135,537		6,374,140
Other recoverable taxes			3,624,351		3,207,830
Derivative financial instruments	15		—		1,297,000
Due from related parties	20		727,476		339,553
Transmission rights	8		877,745		950,751
Inventories			584,878		463,225
Contract costs	2 (s)		1,499,798		1,483,022
Other current assets			1,970,065		1,657,507
Total current assets			60,216,254		68,267,506

Non-current assets:
Trade accounts receivable, net of current portion	7		3,024		484,506
Due from related party	20		—		3,293,463
Derivative financial instruments	15		—		704,051
Transmission rights	8		74,234		74,234
Investments in financial instruments	9		3,425,359		2,494,711
Investments in associates and joint ventures	10		41,900,090		44,436,697
Property, plant and equipment, net	11		60,698,200		63,664,261
Investment property, net	11		2,624,274		2,706,528
Right-of-use assets, net	12		4,184,501		3,336,917
Intangible assets, net	13		24,913,435		25,472,091
Goodwill	13		13,454,998		13,454,998
Deferred income tax assets	24		14,083,042		20,630,753
Contract costs	2 (s)		2,653,026		2,488,120
Other non-current assets			187,588		149,060
Total non-current assets			168,201,771		183,390,390
Total assets		Ps.	228,418,025	Ps.	251,657,896

The accompanying notes are an integral part of these consolidated financial statements.

	Notes	2025		2024
LIABILITIES
Current liabilities:
Current portion of long-term debt	14	Ps.	3,736,982	Ps.	4,556,950
Interest payable	14		1,425,047		1,674,544
Current portion of lease liabilities	14		1,583,871		1,242,957
Derivative financial instruments	15		413,188		—
Trade accounts payable and accrued expenses			14,039,754		11,329,869
Customer advances			958,192		1,130,479
Income taxes payable	24		287,899		1,320,644
Other taxes payable			1,833,074		2,610,072
Employee benefits			1,249,587		1,258,587
Due to related parties	20		224,606		202,414
Current portion of deferred revenue	20		287,667		287,667
Other current liabilities			2,065,170		1,688,913
Total current liabilities			28,105,037		27,303,096

Non-current liabilities:
Long-term debt, net of current portion	14		82,257,158		98,398,223
Lease liabilities, net of current portion	14		3,852,117		4,143,682
Deferred revenue, net of current portion	20		4,315,012		4,602,679
Deferred income tax liabilities	24		2,667,520		1,251,440
Post-employment benefits	16		954,248		772,482
Other non-current liabilities			3,738,072		3,490,669
Total non-current liabilities			97,784,127		112,659,175
Total liabilities			125,889,164		139,962,271

EQUITY
Capital stock	17		3,933,549		3,933,549
Additional paid-in capital			13,359,470		13,359,470
Retained earnings	18		102,652,140		112,041,102
Accumulated other comprehensive loss, net	18		(11,872,777)		(12,882,775)
Shares repurchased	17		(15,016,244)		(13,997,290)
Equity attributable to stockholders of the Company			93,056,138		102,454,056
Non-controlling interests	19		9,472,723		9,241,569
Total equity			102,528,861		111,695,625
Total liabilities and equity		Ps.	228,418,025	Ps.	251,657,896

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income or Loss

For the years ended December 31, 2025, 2024 and 2023

(In thousands of Mexican pesos, except per CPO amounts)

(Notes 1, 2 and 3)

	Notes	2025		2024		2023
Revenues	26	Ps.	58,878,150	Ps.	62,260,864	Ps.	66,222,836
Cost of sales	21		(36,394,735)		(41,117,033)		(43,297,440)
Selling expenses	21		(7,721,811)		(8,815,211)		(8,848,181)
Administrative expenses	21		(9,522,888)		(10,592,581)		(11,305,619)
Income before other expense			5,238,716		1,736,039		2,771,596
Other expense, net	22		(1,013,824)		(4,554,900)		(913,801)
Operating income (loss)	26		4,224,892		(2,818,861)		1,857,795
Finance expense	23		(7,508,600)		(8,812,754)		(8,026,093)
Finance income	23		3,368,314		4,117,583		3,180,192
Finance expense, net			(4,140,286)		(4,695,171)		(4,845,901)
Share of loss of associates and joint ventures, net	10		(1,088,121)		(182,577)		(4,086,628)
Loss before income taxes			(1,003,515)		(7,696,609)		(7,074,734)
Income taxes	24		(7,931,514)		(688,587)		(2,360,634)
Net loss from continuing operations			(8,935,029)		(8,385,196)		(9,435,368)
Income from discontinued operations, net	28		—		56,816		628,116
Net loss		Ps.	(8,935,029)	Ps.	(8,328,380)	Ps.	(8,807,252)

Net (loss) income attributable to:
Stockholders of the Company		Ps.	(9,168,271)	Ps.	(8,265,520)	Ps.	(8,422,730)
Non-controlling interests	19		233,242		(62,860)		(384,522)
Net loss		Ps.	(8,935,029)	Ps.	(8,328,380)	Ps.	(8,807,252)
Basic (loss) earnings per CPO attributable to stockholders of the Company:
Continuing operations		Ps.	(3.42)	Ps.	(3.06)	Ps.	(3.24)
Discontinued operations	25		—		0.02		0.23
Total		Ps.	(3.42)	Ps.	(3.04)	Ps.	(3.01)
Diluted (loss) earnings per CPO attributable to stockholders of the Company:
Continuing operations		Ps.	(3.42)	Ps.	(3.06)	Ps.	(3.24)
Discontinued operations	25		—		0.02		0.23
Total		Ps.	(3.42)	Ps.	(3.04)	Ps.	(3.01)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income or Loss

For the years ended December 31, 2025, 2024 and 2023

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	Notes	2025		2024		2023
Net loss		Ps.	(8,935,029)	Ps.	(8,328,380)	Ps.	(8,807,252)
Other comprehensive income (loss):
Items that will not be reclassified to income or loss:
Remeasurement of post-employment benefit obligations	16		(88,707)		(62,779)		83,935
Open-Ended Fund, net of hedge	9		149,092		(66,098)		(741)
Publicly traded equity instruments	9		898,085		(202,208)		(698,903)
Items that may be subsequently reclassified to income or loss:
Exchange differences on translating foreign operations			(130,627)		285,502		(758,835)
Cash flow hedges			(2,242,294)		1,857,456		(287,536)
Share of other comprehensive income (loss) of associates and joint ventures	10		3,905,450		(7,061,676)		4,278,531
Other comprehensive income (loss) before income taxes			2,490,999		(5,249,803)		2,616,451
Income tax (expense) benefit	24		(1,483,089)		2,226,054		(1,704,735)
Other comprehensive income (loss), net of income taxes			1,007,910		(3,023,749)		911,716
Comprehensive loss		Ps.	(7,927,119)	Ps.	(11,352,129)	Ps.	(7,895,536)

Comprehensive (loss) income attributable to:
Stockholders of the Company		Ps.	(8,158,273)	Ps.	(11,281,502)	Ps.	(7,465,645)
Non-controlling interests	19		231,154		(70,627)		(429,891)
Comprehensive loss		Ps.	(7,927,119)	Ps.	(11,352,129)	Ps.	(7,895,536)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025, 2024 and 2023

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

							Accumulated
							Other				Equity
					Retained		Comprehensive		Shares		Attributable to		Non-controlling
	Capital Stock		Additional		Earnings		Loss, Net		Repurchased		Stockholders of		Interests
	(Note 17)		Paid-in Capital		(Note 18)		(Note 18)		(Note 17)		the Company		(Note 19)		Total Equity
Balance at January 1, 2023	Ps.	4,836,708	Ps.	15,889,819	Ps.	131,053,859	Ps.	(10,823,878)	Ps.	(12,648,558)	Ps.	128,307,950	Ps.	15,821,955	Ps.	144,129,905
Funding for acquisition of shares under the Long-term Retention Plan		—		—		—		—		(86,000)		(86,000)		—		(86,000)
Dividends		—		—		(1,027,354)		—		—		(1,027,354)		—		(1,027,354)
Share cancellation		(113,932)		—		(1,339,107)		—		1,453,039		—		—		—
Repurchase of CPOs		—		—		—		—		(1,197,082)		(1,197,082)		—		(1,197,082)
Shares repurchased		—		—		—		—		(172,976)		(172,976)		—		(172,976)
Sale of shares		—		—		(692,062)		—		865,038		172,976		—		172,976
Cancellation of sale of shares		—		—		79,196		—		(79,196)		—		—		—
Share-based compensation		—		—		748,500		—		—		748,500		—		748,500
Comprehensive (loss) income		—		—		(8,422,730)		957,085		—		(7,465,645)		(429,891)		(7,895,536)
Balance at December 31, 2023		4,722,776		15,889,819		120,400,302		(9,866,793)		(11,865,735)		119,280,369		15,392,064		134,672,433
Funding for acquisition of shares under the Long-term Retention Plan		—		—		—		—		(132,572)		(132,572)		—		(132,572)
Equity distribution of Spun-off Businesses		(752,071)		(2,530,349)		(5,901,618)		—		—		(9,184,038)		—		(9,184,038)
Dividends		—		—		(1,018,954)		—		—		(1,018,954)		—		(1,018,954)
Share cancellation		(37,156)		—		(336,213)		—		373,369		—		—		—
Shares repurchased		—		—		—		—		(378,894)		(378,894)		—		(378,894)
Sale of shares		—		—		736,165		—		(357,271)		378,894		—		378,894
Cancellation of sale of shares		—		—		1,636,187		—		(1,636,187)		—		—		—
Share-based compensation		—		—		488,832		—		—		488,832		—		488,832
Acquisition of non-controlling interests in Sky		—		—		4,301,921		—		—		4,301,921		(6,075,488)		(1,773,567)
Other		—		—		—		—		—		—		(4,380)		(4,380)
Comprehensive loss		—		—		(8,265,520)		(3,015,982)		—		(11,281,502)		(70,627)		(11,352,129)
Balance at December 31, 2024		3,933,549		13,359,470		112,041,102		(12,882,775)		(13,997,290)		102,454,056		9,241,569		111,695,625
Funding for acquisition of shares under the Long-term Retention Plan		—		—		—		—		(594,200)		(594,200)		—		(594,200)
Dividends		—		—		(1,018,954)		—		—		(1,018,954)		—		(1,018,954)
Shares repurchased		—		—		—		—		(495,832)		(495,832)		—		(495,832)
Sale of shares		—		—		(185,210)		—		681,042		495,832		—		495,832
Cancellation of sale of shares		—		—		609,964		—		(609,964)		—		—		—
Share-based compensation		—		—		373,509		—		—		373,509		—		373,509
Comprehensive (loss) income		—		—		(9,168,271)		1,009,998		—		(8,158,273)		231,154		(7,927,119)
Balance at December 31, 2025	Ps.	3,933,549	Ps.	13,359,470	Ps.	102,652,140	Ps.	(11,872,777)	Ps.	(15,016,244)	Ps.	93,056,138	Ps.	9,472,723	Ps.	102,528,861

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2025, 2024 and 2023

(In thousands of Mexican pesos)

(Notes 1, 2 and 3)

	2025		2024		2023
Operating Activities:
Loss before income taxes from continuing operations	Ps.	(1,003,515)	Ps.	(7,696,609)	Ps.	(7,074,734)
Income before income taxes from discontinued operations		—		70,644		945,727
Adjustments to reconcile income or loss before income taxes to net cash provided by operating activities:
Share of loss of associates and joint ventures		1,088,121		182,577		4,086,628
Depreciation and amortization		17,160,521		20,542,361		21,469,152
Other amortization of assets		1,376		47,628		422,065
Impairment of long-lived assets		—		3,064,319		69,467
Loss (gain) on disposition of property and equipment and intangible assets (1)		78,276		(2,321,248)		233,612
Impairment loss of trade accounts receivable and other receivables		1,197,831		1,294,125		1,107,996
Post-employment benefits		141,393		135,731		87,657
Interest income		(227,414)		(685,846)		(675,550)
Share-based compensation expense		373,509		488,832		748,500
Other finance gain, net		(302,287)		(773,727)		134,847
Other (income) expense		(38,737)		1,259,756		(734,421)
Interest expense		7,508,600		7,984,754		7,654,334
Unrealized foreign exchange (gain) loss, net		(4,348,211)		5,664,559		(3,740,149)
		21,629,463		29,257,856		24,735,131
(Increase) decrease in trade accounts receivable		(260,566)		142,995		523,619
Decrease (increase) in transmission rights		71,481		1,344,981		(456,857)
(Increase) decrease in due from related parties, net		(176,900)		2,306,030		1,708,178
(Increase) decrease in inventories		(48,090)		1,099,637		564,745
(Increase) decrease in other accounts receivable, contract costs and other assets		(1,424,778)		1,456,804		1,271,583
Increase (decrease) in trade accounts payable and accrued expenses		2,688,670		(738,598)		(3,216,450)
Decrease in deferred revenue and customer advances		(457,397)		(526,698)		(734,349)
Increase (decrease) in other liabilities and taxes payable		61,631		(748,232)		(2,316,886)
(Decrease) increase in post-employment benefits		(57,334)		(228,444)		136,993
Income taxes paid (2)		(1,934,090)		(812,215)		(7,014,309)
		(1,537,373)		3,296,260		(9,533,733)
Net cash provided by operating activities		20,092,090		32,554,116		15,201,398
Investing activities:
Increase of short-term investments		(11,397,798)		—		—
Capital contribution to TelevisaUnivision		(1,671,501)		—		—
Prepayment of long-term loan due from related party		3,218,618		—		—
Dividends from preferred shares		780,077		777,838		716,905
Disposition or investment in associate and joint ventures		116,268		50,767		45,556
Dividends received		5,000		10,000		8,000
Investments in property, plant and equipment		(12,186,505)		(9,097,397)		(14,708,016)
Disposition of property, plant and equipment		133,177		627,973		48,873
Other investments in intangible assets		(1,287,110)		(1,378,854)		(1,869,707)
Net cash used in investing activities		(22,289,774)		(9,009,673)		(15,758,389)
Financing activities:
Partial prepayment of Senior Notes due 2025, 2026, 2045, 2046 and 2049		—		—		(4,718,250)
Repurchase of Senior Notes due 2043		—		—		(181,731)
Payment of long-term loans from Mexican banks		(2,650,000)		(10,000,000)		—
Proceeds from Mexican banks long-term loans		—		10,000,000		400,000
Repayment of Senior Notes due 2025		(3,906,655)		—		—
Prepayment of Mexican peso debt related to Sky		—		—		(1,400,000)
Payments of lease liabilities		(1,809,670)		(1,567,300)		(1,793,602)
Interest paid		(6,816,000)		(7,417,915)		(7,553,938)
Funding for acquisition of shares under the Long-term Retention Plan		(594,200)		(132,572)		(86,000)
Repurchases of CPOs under a share repurchase program		—		—		(1,197,082)
Repurchase of capital stock		(495,832)		(378,894)		(172,976)
Sale of capital stock		495,832		378,894		172,976
Dividends paid		(1,018,954)		(1,018,954)		(1,027,354)
Derivative financial instruments		474,233		747,746		(195,055)
Net cash used in financing activities		(16,321,246)		(9,388,995)		(17,753,012)
Foreign currency translation on cash and cash equivalents		(66,999)		148,289		(234,637)
Net (decrease) increase in cash and cash equivalents		(18,585,929)		14,303,737		(18,544,640)
Cash and cash equivalents at beginning of year		46,193,173		32,586,352		51,130,992
Cash and cash equivalents of Spun-off Businesses		—		(696,916)		—
Cash and cash equivalents at end of year	Ps.	27,607,244	Ps.	46,193,173	Ps.	32,586,352

(1) In 2024, this line item included a realized gain on sale of property of Ps.2,582,339, in connection with the Spun-off Businesses (see Notes 3 and 22).

(2) In 2025 and 2024, income taxes paid were net of income tax reimbursements of Ps.367,716, and Ps.1,324,442, respectively.

Non-cash transactions:

The principal non-cash transactions in 2024 included the Spun-off Businesses and the acquisition of non-controlling interest in Sky (see Note 3).

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

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

The Company together with its subsidiaries (collectively, the “Group”) is a major telecommunications company that owns and operates one of the most significant cable network groups as well as a leading direct-to-home satellite pay television system in Mexico. The Group’s cable networks offer integrated services, including high-speed data, video, mobile, and voice to residential and commercial customers as well as telecommunications managed services to domestic and international enterprises. The Group also offers pay television through its direct-to-home satellite system. The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and the Group’s cable networks and satellite system. In addition, the Group is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the United States and over 50 countries through television networks, cable operators and over-the-top or OTT services.

2.	Material Accounting Policies

The material accounting policies followed by the Group and used in the preparation of these consolidated financial statements are summarized below.

(a)   Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023, are presented in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, certain financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below.

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are material to the Group’s financial statements, are disclosed in Note 5 to these consolidated financial statements.

In the fourth quarter of 2025, the Company’s management identified changes in operations that led to adjustments in its segment information, now identifying a single reportable segment, Telecom, with three categories of revenues: Residential, Satellite and Enterprise. Beginning in the fourth quarter of 2025, the Group presents the operating results of its Cable and Sky businesses as a single reportable segment. This change in segment reporting is a result of organizational changes that integrated the operations of the Group’s Cable and Sky businesses into one single business, and that the chief operating decision maker now analyzes the results of the Group’s operation, makes decisions and assigns resources to it as a single business. The changes identified included (i) the designation of a chief executive officer and a chief financial officer of the Group’s Cable and Sky businesses as a single business; and (ii) a restructuring and integration process of the Cable and Sky businesses that was substantially concluded in the fourth quarter of 2025, which resulted in a consolidated operating cost structure between these two businesses, following the implementation of cost efficiencies and synergies across several areas including commercial, sales commissions, programming, information technology, technology, finance, and marketing, among others. Through September 30, 2025, the operating results of the Group’s Cable and Sky businesses were presented as separate reportable segments. As a result of this change in the Group’s segment reporting, the operations previously reported under the Group’s former Cable and Sky segments are now classified into a single reportable segment for any comparative periods presented (see Notes 2 (d) and 26).

The consolidated statements of income or loss of the Group for the years ended December 31, 2024 and 2023 have been prepared to present the discontinued operations following the spin-off of most of the businesses of the Group’s former Other Businesses segment effective on January 31, 2024. Accordingly, the consolidated statement of income or loss of the Group for the year ended December 31, 2023 has been re-presented from that originally reported by the Company, to present in that year the results from discontinued operations of the businesses that were spun off by the Group on January 31, 2024 (see Notes 3 and 28).

The consolidated financial statements were authorized by the Group’s Corporate Vice President of Finance for issuance on March 27, 2026, and for issuance in the Company’s annual report on Form 20-F on April 30, 2026, and subsequent events have been considered through that date (see Note 29).

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

Subsidiaries of the Company

At December 31, 2025 and 2024, the main direct and indirect subsidiaries of the Company were as follows:

	Company’s
	Ownership
	Interest (1)
Subsidiaries	2025	2024
Telecom (2):
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (3)	100%	100%
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.5%	51.5%
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (3)	66.4%	66.4%
Cablemás and subsidiaries (collectively, “Cablemás”) (3)	100%	100%
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (3)	100%	100%
Sky DTH, S.A. de C.V. (“Sky DTH”) (3) (4)	100%	100%
Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”) (3) (4)	100%	100%
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (3) (4)	100%	100%
Corporate Entities:
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries (5)	100%	100%
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) (5)	100%	100%

(1)	Percentage of equity interest directly or indirectly held by the Company as of December 31, 2025 and 2024.
(2)	See Note 26 for a description of the Group’s segment reporting.
(3)	CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Bestel, Cablemás, TVI, Sky DTH, Innova Holdings, and Sky. Cablestar, S.A. de C.V. is an indirect majority-owned subsidiary of Empresas Cablevisión.

(4)	Innova is an indirect subsidiary of the Company, CVQ and Sky DTH, and a direct wholly-owned subsidiary of Innova Holdings. Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Through May 2024, the Company held a 58.7% interest in Innova Holdings and Innova. In June 2024, the Company acquired the remaining 41.3% non-controlling interest in these companies held by AT&T, by which the Company became an indirect owner of 100% of the capital stock of Innova Holdings and Innova (see Notes 3 and 19).
(5)	Grupo Telesistema is a direct subsidiary of the Company and the parent company of Multimedia Telecom. As of December 31, 2025 and 2024, Grupo Telesistema and Multimedia Telecom, together with the Company, owned most of the Group’s corporate assets, including the Group’s aggregate investment in common and preferred shares of TelevisaUnivision (see Notes 3, 10 and 26).

Concessions and Permits

The Group’s Telecom operations, as well as the concessions held by the Group to broadcast programming over television stations for the signals of TelevisaUnivision, require governmental concessions and special authorizations for the provision of telecommunications and broadcasting services in Mexico. Such concessions were granted for a fixed term by the Mexican Institute of Telecommunications (Instituto Federal de Telecomunicaciones or “IFT”), subject originally to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (Ley Federal de Telecomunicaciones y Radiodifusión or “LFTR”).

On July 16, 2025, the Mexican Law on Telecommunications and Broadcasting (Ley en Materia de Telecomunicaciones y Radiodifusión, or “LMTR”) was published in the Official Gazette of the Federation. The LMTR, which supersedes the LFTR as of October 20, 2025, transfers the functions of the IFT to the Mexican Telecommunications Regulatory Commission (Comisión Reguladora de Telecomunicaciones, or “CRT”). The CRT is a decentralized entity within the Mexican Digital Transformation and Telecommunications Agency (Agencia de Transformación Digital y Telecomunicaciones, or “ATDT”), a federal agency of the Mexican government.

Under the LTRM, renewal of concessions for the Group’s Telecom operations require, among others: (i) to request its renewal to the CRT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LMTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by the CRT. The CRT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision. The payments made by the Group for these broadcasting concessions are accounted for as intangible assets in the Group’s consolidated statement of financial position (see Notes 13, 20 and 26).

Under the LMTR, the renewal of broadcasting concessions for broadcast programming operations over television stations for TelevisaUnivision signals requires, among other things: (i) that the concessionaire submit the renewal request to the CRT, in the case of broadcasting services, no later than six months prior to the expiration of the term of the relevant concession; (ii) that the concessionaire be in compliance with its obligations under the LMTR, other applicable regulations, and the concession title; (iii) a determination by the CRT, within thirty business days following the submission of the request, as to whether there is a public interest in recovering the spectrum granted under the relevant concession, in which case the CRT will notify the concessionaire and the concession will terminate upon expiration of its term; and (iv) if no such public interest exists, the granting of the requested extension, subject to the concessionaire’s prior acceptance of the new conditions established by the CRT, which will include the payment of a corresponding fee.

The regulations of the telecommunications and the broadcasting concessions establish that at the end of the concessions, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by CRT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

Additionally, the Group’s Satellite business in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

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

At December 31, 2025, the expiration dates of the Group’s concessions and permits were as follows:

Operations	Expiration Dates
Telecom:
Telecommunications concessions and permits	Various from 2026 to 2059
Corporate assets:
Broadcasting concessions (1)	In 2042 and 2052

(1)	Broadcasting concessions include 23 concessions for the use of spectrum that comprise the Group’s 225 TV stations for the signals of TelevisaUnivision, for a term of 20 years, starting in January 2022 and ending in January 2042, and six concessions to provide digital broadcasting television services on such TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In 2018, the Group paid an aggregate amount of Ps.5,753,349 in cash for the broadcasting concessions for the use of spectrum and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount is being amortized over a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Notes 13, 20 and 26).

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

The Group’s investments in associates include an equity interest in TelevisaUnivision represented by 43.2% and 43.0% of the outstanding total common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision) as of December 31, 2025 and 2024, respectively (see Note 10).

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

(d)   Segment Reporting

Beginning in the fourth quarter of 2025, the Group’s single operating segment is reported in a manner consistent with the internal reporting provided to the chief operating decision maker, who is responsible for allocating resources and assessing performance for the Group’s single operating segment (see Notes 2 (a) and 26).

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

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of TelevisaUnivision (hedged item), which amounted to U.S.$2,258.7 million (Ps.40,694,190) and U.S.$2,071.1 million (Ps.43,220,986) as of December 31, 2025 and 2024, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation to the extent that the hedge is effective (see Notes 10, 14 and 18).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund (hedged item), which amounted to U.S.$45.4 million (Ps.817,332) and U.S.$37.6 million (Ps.784,769), as of December 31, 2025 and 2024, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss to the extent that the hedge is effective, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund (see Notes 9, 14 and 18).

(f)   Cash and Cash Equivalents and Short-term Investments

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

Short-term investments consist of financial instruments with a maturity of over three months and up to one year at the date of acquisition. Short-term investments are measured at fair value with changes in fair value recognized in finance income in the consolidated income statement.

As of December 31, 2025 and 2024, cash equivalents primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 4.10% for U.S. dollar deposits and 8.55% for Mexican peso deposits in 2025, and approximately 4.99% for U.S. dollar deposits and 10.73% for Mexican peso deposits in 2024.

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

(h)   Inventories

Inventories of materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realizable value. The net realizable value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.

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

The costs of dismantling items of property, plant and equipment are recognized at the present value of the expected cost related to the dismantling obligations. These dismantling obligations are primarily related to the use of the Group’s cable networks during a particular period and presented as part of other long-term liabilities in the Group’s consolidated statements of financial position. As of December 31, 2025 and 2024, the present value of the Group’s dismantling obligations amounted to Ps.1,151,342 and Ps.1,126,997, respectively.

Depreciation of property, plant and equipment is based upon the carrying amount of the assets, less their estimated residual values, if any, and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

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

(l)   Intangible Assets and Goodwill

Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

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

Concessions

The Group defined concessions to have an indefinite useful life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits. These concessions are not amortized, but instead they are subject to impairment testing at least annually. The useful life of concessions that is not being amortized is reviewed in each annual reporting period to determine whether events and circumstances continue to support an indefinite useful life for these concessions. Historically, the Group has renewed its telecommunications’ concessions upon expiration and generally all conditions necessary to obtain renewal have been satisfied and the cost to renew these concessions has not been significant.

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

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2025 and 2024.

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

Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2025 and 2024.

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

The Group derives the majority of its revenues from telecommunications-related business activities (see Notes 3 and 26). Revenues are recognized when the service is provided, and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

●	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.
●	Satellite program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided.
●	Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.
●	In respect of revenues from multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. The Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a lower rate than if the subscriber purchases each product on an individual basis.

Contract Costs

Incremental costs for obtaining contracts with customers, primarily commissions, are recognized as contract costs (assets) in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

The Group has recognized assets from incremental costs of obtaining contracts with customers, primarily commissions, which were classified as current and non-current assets in its consolidated financial statements as of December 31, 2025 and 2024, as follows:

Contract costs:
At January 1, 2025	Ps.	3,971,142
Additions		1,772,471
Amortization		(1,590,789)
Total contract costs at December 31, 2025		4,152,824
Less:
Current Contract Costs		1,499,798
Total non-current contract costs	Ps.	2,653,026

Contract costs:
At January 1, 2024	Ps.	5,330,186
Additions		1,414,599
Amortization		(1,680,496)
Impairment		(1,093,147)
Total contract costs at December 31, 2024		3,971,142
Less:
Current Contract Costs		1,483,022
Total non-current contract costs	Ps.	2,488,120

Amortization of contract costs is based upon the carrying amount of the assets in use and is computed using the straight-line method over estimated useful lives of five years.

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

(w)   Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income or loss when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income or loss in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income or loss in the period of change. During the years ended December 31, 2025, 2024 and 2023, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x)   Comprehensive Income or Loss

Comprehensive income or loss for the period includes the net income or loss for the period presented in the consolidated statement of income or loss plus other comprehensive income or loss for the period reflected in the consolidated statement of comprehensive income or loss.

(y)   Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of the Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees and recognized as a charge to consolidated income or loss (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.373,509, Ps.488,832 and Ps.748,500 for the years ended December 31, 2025, 2024 and 2023, respectively, which was credited in consolidated stockholders’ equity for each of those years, respectively (see Note 17).

(z)   New and Amended IFRS Accounting Standards

The Group adopted some amendments and improvements to certain IFRS Accounting Standards that became effective in 2025, 2024 and 2023, which did not have any significant impact on the Group’s consolidated financial statements.

Below is a list of the new and amended IFRS Accounting Standards that have been issued by the IASB and will be effective for annual reporting periods beginning on January 1, 2026 and 2027.

Effective for Annual
Reporting
Periods Beginning
New or Amended IFRS Accounting Standard	Title of the IFRS Accounting Standard	On or After
Annual Improvements (1)	Annual Improvements to IFRS Accounting Standards – Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7 (1)	Amendments to the classification and Measurement of Financial Instruments	January 1, 2026
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 (1) (2)	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
Amendments to IFRS 9 and IFRS 7 (1)	Contracts Referencing Nature-dependent Electricity	January 1, 2026
Amendments to IFRS 19 (1)	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 21 (1)	Translation to a Hyperinflationary Presentation Currency	January 1, 2027

(1)	This new or amended IFRS Accounting Standard is not expected to have a significant impact on the Group’s consolidated financial statements.
(2)	An entity may elect to apply this IFRS Accounting Standard for reporting periods beginning on or after this date.

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

IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), was issued by the IASB in April 2024, introducing new requirements to improve comparability in the statement of income; enhance transparency of management-defined performance measures; and provide more useful grouping of information in the financial statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements (“IAS 1”) and carries forward many requirements from IAS 1 unchanged. IFRS 18 introduces three defined categories for income and expenses: operating, investing and financing, to improve the structure of the statement of income, and requires all companies to provide new defined subtotals, including operating profit. All entities are additionally required to use the operating profit subtotal as the single starting point for the indirect method of reporting cash flows from operating activities. IFRS 18 also requires companies to disclose explanations of those company-specific measures that are related to the statement of income, referred to as management-defined performance measures (“MPMs”). MPMs are required to be disclosed in the financial statements in a single note with reconciliations to IFRS Accounting Standards measures. IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted. Upon adoption, IFRS 18 should be applied on a fully retrospective basis, requiring the restatement of the comparative periods presented in an entity’s financial statements. The Group’s management continues assessing the impact of adoption of IFRS 18 on its consolidated financial statements and has started the implementation of this IFRS Accounting Standard. The adoption of IFRS 18 will primarily affect (i) the classification of certain items of income and expense into the new categories of the consolidated statement of income, with an impact on the reported consolidated operating income, which effect has not been determined yet; and (ii) certain presentation of the operating activities in the consolidated statement of cash flows.

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

Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature-dependent Electricity, were issued by the IASB in December 2024, to help companies report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements. Nature-dependent electricity contracts help companies to secure their electricity supply from sources such as wind and solar power. The amount of electricity generated under these contracts can vary based on uncontrollable factors such as weather conditions. Current accounting requirements may not adequately capture how these contracts affect a company’s performance. These amendments are required to be applied for annual reporting periods beginning on or after 1 January 2026. Companies can apply the amendments earlier.

Amendments to IFRS 19 Subsidiaries without Public Accountability: Disclosures, were issued by the IASB in August 2025, and included reduced disclosure requirements for other Standards or amendments issued up to February 2021. The newly issued amendments to IFRS 19 help eligible subsidiaries by reducing disclosure requirements for Standards and amendments issued between February 2021 and May 2024, specifically: (i) IFRS 18 Presentation and Disclosure in Financial Statements; (ii) Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7); (iii) International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12); (iv) Lack of Exchangeability (Amendments to IAS 21); and (v) Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). With these amendments, IFRS 19 reflects the changes to IFRS Accounting Standards that take effect up to January 1, 2027, when IFRS 19 will be applicable.

Amendments to IAS 21 Translation to a Hyperinflationary Presentation Currency, were issued by the IASB in November 2025 and clarify how companies should translate financial statements from a non-hyperinflationary currency into a hyperinflationary one. These amendments require an entity to translate amounts from a functional currency that is the currency of a non-hyperinflationary economy to a presentation currency that is the currency of a hyperinflationary economy using the closing rate at the date of the most recent statement of financial position. The amendments to IAS 21 The Effect of Changes in Foreign Exchange Rates are effective for annual periods beginning on or after January 1, 2027, with early application permitted.

3.	Spun-off Businesses and Acquisition of Non-controlling Interest in Sky

Spun-off Businesses

In 2022 and 2023, the Board of Directors and the Stockholders of the Company, respectively, approved a spin-off of certain businesses that were part of its former Other Businesses segment (the “Spin-off”), including its fútbol operations, the Azteca Stadium, the gaming operations, and publishing and distribution of magazines, as well as certain related assets and liabilities (“Spun-off Businesses”). The Spin-off was carried out on January 31, 2024, by creating a new controlling entity of the Spun-off Businesses, Ollamani, S.A.B. (“Ollamani”), which at the time of the Spin-off had the same shareholding structure as the Company. The Group and Ollamani obtained all required corporate and regulatory authorizations for the Spin-off, and the shares of Ollamani began trading separately from the Company on the Mexican Stock Exchange on February 20, 2024, in the form of CPOs, under the ticker symbol “AGUILAS CPO”. Beginning in the first quarter of 2024, the Group began presenting the results of operations of the Spun-off Businesses as discontinued operations in its consolidated statements of income for the period of one month ended January 31, 2024, and for any comparative periods presented (see Notes 17, 26 and 28).

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

Acquisition of Non-controlling Interest in Sky

In April 2024, the Group reached an agreement with AT&T Inc. (“AT&T”) for the acquisition of a non-controlling interest in Sky to become owner of 100% of the equity stock of Sky. In June 2024, the Group received approval from the IFT for this transaction and acquired the 41.3% interest in Sky previously held by AT&T. As part of this agreement, the transaction price will be paid by the Group in 2027 and 2028 (see Notes 2 (b) and 19).

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

Management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, entities in the Group use forward contracts. In compliance with the procedures and controls established by the Risk Management Committee, in 2025 and 2024, the Group entered into certain derivative transactions with certain financial institutions in order to manage its exposure to market risks resulting from changes in interest rates and foreign currency exchange rates. The objective in managing foreign currency fluctuations is to reduce earnings and cash flow volatility.

Foreign Currency Position

The foreign currency position of monetary items of the Group at December 31, 2025, was as follows:

	Foreign
	Currency
	Amounts	Year-End
	(Thousands)	Exchange Rate		Mexican Pesos
Assets:
U.S. dollars	1,646,412	Ps.	18.0165	Ps.	29,662,582
Euros	3,255		21.1459		68,830
Swiss francs	4,514		22.7147		102,534
Other currencies	—		—		9

Liabilities:
U.S. dollars (1)	3,779,613	Ps.	18.0165	Ps.	68,095,398
Euros	29,470		21.1459		623,170
Swiss francs	4,326		22.7147		98,264
Other currencies	—		—		919

The foreign currency position of monetary items of the Group at December 31, 2024, was as follows:

	Foreign
	Currency
	Amounts	Year-End
	(Thousands)	Exchange Rate		Mexican Pesos
Assets:
U.S. dollars	1,318,668	Ps.	20.8691	Ps.	27,519,414
Euros	32,919		21.6510		712,729
Swiss francs	219		23.0485		5,048
Other currencies	—		—		15

Liabilities:
U.S. dollars (1)	3,942,186	Ps.	20.8691	Ps.	82,269,874
Euros	3,626		21.6510		78,507
Swiss francs	41		23.0485		945
Other currencies	—		—		80

(1)	As of December 31, 2025 and 2024, monetary liabilities include U.S.$2,304.1 million (Ps.41,511,522) and U.S.$2,108.7 million (Ps.44,005,755), respectively, related to long-term debt designated as a hedging instrument of the Group’s investments in TelevisaUnivision and Open-Ended Fund (see Note 14).

As of March 27, 2026, the exchange rate was Ps.18.1311 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Citi México S.A.

The Group is subject to the risk of foreign currency exchange rate fluctuations, resulting primarily from the net monetary position in U.S. dollars and U.S. dollar equivalent amounts of the Group’s Mexican operations, as follows (in millions of U.S. dollars):

	December 31,
	2025		2024
U.S. dollar-denominated and U.S. dollar-equivalent monetary assets, primarily cash and cash equivalents, short-term investments, and non-current investments in financial instruments (1)	U.S.$	1,655.9	U.S.$	1,352.0
U.S. dollar-denominated and U.S. dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, lease liabilities, and other liabilities (2) (3)		(3,819.7)		(3,942.2)
Net liability position	U.S.$	(2,163.8)	U.S.$	(2,590.2)

(1)	As of December 31, 2025 and 2024, this line includes U.S. dollar equivalent amounts of U.S.$9.5 million and U.S.$33.4 million, respectively, related to other foreign currencies, primarily Euros.
(2)	As of December 31, 2025 and 2024, this line includes U.S. dollar equivalent amounts of U.S.$40.1 million and U.S.$0.1 million, respectively, related to other foreign currencies, primarily Euros.
(3)	As of December 31, 2025 and 2024, monetary liabilities include U.S.$2,304.1 million (Ps.41,511,522) and U.S.$2,108.7 million (Ps.44,005,755), respectively, related to long-term debt designated as a hedging instrument of the Group’s investments in TelevisaUnivision and the investment in Open-Ended Fund (see Note 14).

At December 31, 2025, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.252,766 in the consolidated statement of income or loss. At December 31, 2024, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.1,004,917 in the consolidated statement of income or loss.

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

The Group’s interest rate risk arises from long-term debt. Debt issued at variable rates exposes the Group to cash flow interest rate risk, which is partially offset by cash and cash equivalents and short-term investments held at variable rates. Debt issued at fixed rates exposes the Group to fair value interest rate risk. During recent years, the Group has maintained most of its debt in fixed rate instruments (see Note 14).

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

Sensitivity and Fair Value Analysis

The sensitivity analyses that follow are intended to present the hypothetical changes in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices and the effect that they would have had on the Group’s financial instruments at December 31, 2025 and 2024. These analyses address market risk only and do not take into consideration other risks that the Group faces in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect management’s view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, the Group has made assumptions of a hypothetical change in fair value of 10% for expected near-term future changes in the United States interest rates, Mexican interest rates, inflation rates and Mexican peso to U.S. dollar exchange rate. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that the Group will incur.

								Difference between
								Fair Value and
								Carrying Amount
								Assuming a
					Difference between			Hypothetical
					Fair Value and			10% Increase in
December 31, 2025	Carrying Amount		Fair Value		Carrying Amount			Fair Value
Assets:
Long-term loan and interest receivable from GTAC	Ps.	1,030,233	Ps.	1,033,922	Ps.	3,689	Ps.	107,081
Open-Ended Fund		817,332		817,332		—		81,733
Publicly traded equity instruments		2,608,027		2,608,027		—		260,803

Liabilities(2) (3):
U.S. dollar-denominated debt:
Senior Notes due 2026		3,736,982		3,731,414		(5,568)		367,573
Senior Notes due 2032		5,404,950		5,761,514		356,564		932,715
Senior Notes due 2040		10,809,900		9,393,371		(1,416,529)		(477,192)
Senior Notes due 2045		14,244,025		9,438,233		(4,805,792)		(3,861,969)
Senior Notes due 2046		15,846,809		12,059,422		(3,787,387)		(2,581,445)
Senior Notes due 2049		11,907,609		7,889,506		(4,018,103)		(3,229,152)
Peso-denominated debt:
Notes due 2027		4,500,000		4,483,980		(16,020)		432,378
Senior Notes due 2037		4,500,000		3,101,760		(1,398,240)		(1,088,064)
Senior Notes due 2043		6,225,690		3,756,830		(2,468,860)		(2,093,177)
Long-term loans payable to Mexican banks		10,000,000		10,083,966		83,966		1,092,363
Lease liabilities		5,435,988		5,595,514		159,526		719,077
Derivative financial instruments (1)		413,188		413,188		—		41,319

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

(b)   Credit Risk

Credit risk is managed on a Group basis, except for credit risk relating to accounts receivable balances. Each subsidiary is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. Credit risk arises from cash and cash equivalents and short-term investments, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to customers, including outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of “AA” in local scale for domestic institutions and “BBB” in global scale for foreign institutions are accepted. If customers are independently rated, these ratings are used. If there is no independent rating, the Group’s risk control function assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Company’s management. See Note 7 for further disclosure on credit risk.

No credit limits were exceeded during the reporting period, and management does not expect any losses from non-performance by any counterparties.

Historically, the Group has not incurred significant credit losses arising from customers.

(c)   Liquidity Risk

Cash flow forecasting is performed in the operating entities of the Group and aggregated by corporate management. Corporate management monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while always maintaining sufficient headroom on its borrowing facilities so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements.

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. Group treasury invests surplus cash in interest bearing current accounts, time deposits, money market deposits and marketable securities, choosing investments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts. At December 31, 2025 and 2024, the Group held cash and cash equivalents of Ps.27,607,244 and Ps.46,193,173, respectively; and short-term investments of Ps.11,397,798 at December 31, 2025. (see Note 6).

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

	Less Than 12 Months		12-36 Months		36-60 Months		Maturities
	January 1, 2026 to		January 1, 2027 to		January 1, 2029 to		Subsequent to
	December 31, 2026		December 31, 2028		December 31, 2030		December 31, 2030		Total
At December 31, 2025
Debt (1)	Ps.	3,736,982	Ps.	4,500,000	Ps.	10,000,000	Ps.	68,938,983	Ps.	87,175,965
Lease liabilities		1,583,871		2,401,449		894,328		556,340		5,435,988
Trade and other liabilities		19,700,090		79,493		—		4,612,827		24,392,410
Interest on debt (2)		4,401,579		11,128,543		9,325,699		52,766,083		77,621,904
Interest on lease liabilities		443,546		552,835		331,066		143,957		1,471,404

	Less Than 12 Months		12-36 Months		36-60 Months		Maturities
	January 1, 2025 to		January 1, 2026 to		January 1, 2028 to		Subsequent to
	December 31, 2025		December 31, 2027		December 31, 2029		December 31, 2029		Total
At December 31, 2024
Debt (1)	Ps.	4,579,474	Ps.	11,478,669	Ps.	10,000,000	Ps.	78,156,047	Ps.	104,214,190
Lease liabilities		1,242,957		2,387,918		865,556		890,208		5,386,639
Trade and other liabilities		18,410,499		84,453		32,503		4,146,195		22,673,650
Interest on debt (2)		5,428,409		12,561,501		10,787,915		58,559,426		87,337,251
Interest on lease liabilities		462,912		618,152		378,067		252,519		1,711,650

(1)	The amounts of debt are disclosed on a principal amount basis (see Note 14).
(2)	Interest to be paid in future years on outstanding debt as of December 31, 2025 and 2024, based on contractual interest rates and exchange rates as of that date.

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

During 2024, the Group recorded impairment adjustments for goodwill and intangible assets with indefinite and finite useful lives in two of the Group’s CGUs (see Notes 11, 12, 13 and 22). See Note 2 (b) and (l), for disclosure regarding concession intangible assets.

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

(c)   Deferred Income Tax Assets

The Group records its deferred tax assets based on the likelihood that these assets will be realized in the future. This likelihood is assessed by taking into consideration the future taxable income. In the event the Group were to determine that it would be able to realize its deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should the Group determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income or loss in the period such determination was made. The Group recognized write-offs of deferred income tax assets for the year ended December 31, 2025, derived from capital tax losses that expired on that date, and certain deductible temporary differences which are not expected to be used with available future taxable income (see Notes 2 (v) and 24).

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

6.	Cash and Cash Equivalents and Short-term Investments

Cash and cash equivalents as of December 31, 2025 and 2024, consisted of:

	2025		2024
Cash and bank accounts	Ps.	2,538,819	Ps.	3,905,893
Highly liquid investments (1)		25,068,425		42,287,280
Total cash and cash equivalents	Ps.	27,607,244	Ps.	46,193,173

(1)Highly liquid investments with an original maturity of three months or less at the date of acquisition.

Short-term investments as of December 31, 2025, amounted to Ps.11,397,798, and consisted of investments in financial instruments with a maturity of over three months and up to one year at the date of acquisition.

7.	Trade Accounts Receivable, Net

Current trade accounts receivable, net as of December 31, 2025 and 2024, consisted of:

	2025		2024
Trade accounts receivable	Ps.	7,390,674	Ps.	7,854,322
Allowance for expected credit losses		(1,669,915)		(1,678,503)
	Ps.	5,720,759	Ps.	6,175,819

Non-current trade receivables as of December 31, 2025 and 2024, amounted to Ps.3,024 and Ps.484,506, respectively.

As of December 31, 2025 and 2024, the aging analysis of the current trade accounts receivable that were past due was as follows:

	2025		2024
1 to 90 days	Ps.	1,984,209	Ps.	1,615,364
91 to 180 days		600,205		805,530
More than 180 days		986,714		1,608,244

As of December 31, 2025 and 2024, the carrying amounts of the Group’s trade accounts receivable denominated in currencies other than the Mexican peso were as follows:

	2025		2024
U.S. dollar	Ps.	351,394	Ps.	437,959
Other currencies		4,234		—
	Ps.	355,628	Ps.	437,959

Changes in the allowance for expected credit losses of trade accounts receivable were as follows:

	2025		2024
At January 1	Ps.	(1,678,503)	Ps.	(1,774,151)
Expected credit losses		(1,163,209)		(1,294,362)
Write-off of receivables		1,171,797		1,313,016
Spun-off Businesses		—		76,994
At December 31	Ps.	(1,669,915)	Ps.	(1,678,503)

The maximum exposure to credit risk of the trade accounts receivable as of December 31, 2025 and 2024, was the carrying amount of each class of receivables (see Note 4).

8.	Transmission Rights

At December 31, 2025 and 2024, transmission rights and programming consisted of:

	2025		2024
Transmission rights	Ps.	951,979	Ps.	1,024,985
Non-current portion of:
Transmission rights		74,234		74,234
Current portion of transmission rights	Ps.	877,745	Ps.	950,751

Transmission rights charged to consolidated cost of revenues for the years ended December 31, 2025, 2024 and 2023, amounted to Ps.1,047,108, Ps.865,507 and Ps.1,372,309, respectively (see Note 21).

9.	Investments in Financial Instruments

At December 31, 2025 and 2024, the Group had the following investments in financial instruments:

	2025		2024
Equity instruments measured at FVOCIL:
Open-Ended Fund (1)	Ps.	817,332	Ps.	784,769
Publicly traded equity instruments (2)		2,608,027		1,709,942
	Ps.	3,425,359	Ps.	2,494,711

(1)	The Group has an investment in an Open-Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets, all of which are measured at fair value, and subtracting all of the fund liabilities and dividing the result by the total number of issued shares.
(2)	The fair value of publicly traded equity instruments is determined by using quoted market prices at the measurement date.

A roll forward of investments in financial assets at FVOCIL for the years ended December 31, 2025 and 2024 is presented as follows:

			Publicly Traded
	Open-Ended		Equity
	Fund (1)		Instruments		Total
At January 1, 2025	Ps.	784,769	Ps.	1,709,942	Ps.	2,494,711
Change in fair value in other comprehensive income		32,563		898,085		930,648
At December 31, 2025	Ps.	817,332	Ps.	2,608,027	Ps.	3,425,359

			Publicly Traded
	Open-Ended		Equity
	Fund (1)		Instruments		Total
At January 1, 2024	Ps.	674,451	Ps.	1,912,150	Ps.	2,586,601
Change in fair value in other comprehensive income (loss)		110,318		(202,208)		(91,890)
At December 31, 2024	Ps.	784,769	Ps.	1,709,942	Ps.	2,494,711

(1)	The foreign exchange gain or loss derived from the investment in the Open-Ended Fund for the years ended December 31, 2025 and 2024, respectively, was hedged by a foreign exchange loss or gain derived from Senior Notes of the Company designated as hedging instruments for the years ended December 31, 2025 and 2024, respectively, in the amount of Ps.116,529 and Ps.176,416, respectively (see Notes 14 and 23).

The maximum exposure to credit risk of investments in financial instruments as of December 31, 2025 and 2024, was the carrying amounts of the financial assets (see Note 4).

10.	Investments in Associates and Joint Ventures

At December 31, 2025 and 2024, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of
	December 31,
	2025	2024	2025		2024
Associates:
TelevisaUnivision and subsidiaries	43.2%	43.0%	Ps.	40,694,190	Ps.	43,220,986
Other				45,698		63,658
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. and subsidiaries (collectively “GTAC”) (1)	33.3%	33.3%		956,508		952,721
Periódico Digital Sendero, S.A.P.I. de C.V. and subsidiary (collectively, “PDS”) (2)	50.0%	50.0%		203,694		199,332
			Ps.	41,900,090	Ps.	44,436,697

(1)	GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. and a subsidiary of Megacable, S.A. de C.V., have an equal equity participation of 33.3%. A subsidiary of the Company entered into long-term loans to provide financing to GTAC for an aggregate principal amount of Ps.1,614,040, with an annual interest of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these long-term loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2026 and 2034. During the years ended December 31, 2025 and 2024, GTAC paid principal and interest to the Group in connection with these long-term loans in the aggregate principal amount of Ps.184,495 and Ps.183,031, respectively. The net investment in GTAC as of December 31, 2025 and 2024, included amounts receivable in connection with these long-term loans to GTAC in the aggregate amount of Ps.1,030,233 and Ps.1,024,371, respectively. These amounts receivable are in substance a part of the Group’s net investment in this investee (see Note 15).
(2)	The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. As of December 31, 2025 and 2024, the Group’s investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837.

TelevisaUnivision

The Group accounts for its investment in common stock of TelevisaUnivision, the parent company of Univision Communications Inc. (“Univision”), under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS Accounting Standards, over TelevisaUnivision operations. The Group has the ability to exercise significant influence over the operating and financial policies of TelevisaUnivision because (i) it owned 9,291,000 and 9,290,999 Class A Common Stock shares of TelevisaUnivision as of December 31, 2025 and 2024, respectively, and 750,000 Series B Preferred Stock shares of TelevisaUnivision as of December 31, 2025 and 2024, respectively, representing 43.2% and 43.0% of the outstanding common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision), respectively, and 42.9% and 44.0% of the outstanding voting common shares of TelevisaUnivision, respectively; and (ii) it has designated three members of the Board of Directors of TelevisaUnivision, one of which serves as the Chairman. The Chairman does not presently have a tie-breaking vote or other similar power in connection with any decisions of the Board. The governing documents of TelevisaUnivision provide for an 11-member Board of Directors; however, the Board of Directors currently consists of nine members, and the Group has the right to appoint two additional members.

The Series B Preferred Stock shares of TelevisaUnivision, with an annual preferred dividend of 5.5% payable on a quarterly basis, are entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of TelevisaUnivision. The investment in Series B Preferred Stock shares of TelevisaUnivision has been classified by the Group as investments in associates and joint ventures because this investment has in substance potential voting rights and gives access to the returns associated with an ownership in TelevisaUnivision. In connection with this investment, the Group received from TelevisaUnivision a preferred dividend in cash in the aggregate amount of U.S.$41.3 million (Ps.780,077), U.S.$41.3 million (Ps.777,838) and U.S.$41.3 million (Ps.716,905) for the years ended December 31, 2025, 2024 and 2023, respectively, which was accounted for in share of income or loss of associates in the Group’s consolidated statement of income or loss for those years.

In November 2025, a subsidiary of the Company made a capital contribution in cash to TelevisaUnivision in the aggregate amount of U.S.$89.8 million (Ps.1,671,501), which was recognized as additional paid-in capital by TelevisaUnivision in accordance with an agreement entered into by the parties. This capital contribution was made by the Group in support of TelevisaUnivision’s strategy and financial profile, in conjunction with the relevance of TelevisaUnivision as a strategic Group asset with long-term growth potential. In connection with this capital contribution, the Group received one share of Class A Common Stock, at its par value, which was issued by TelevisaUnivision. As a result of the Group’s interest on this capital contribution, the Group recognized a share of loss in TelevisaUnivision in the amount of U.S.$51.0 million (Ps.949,699) for the year ended December 31, 2025.

The Group also recognized a dilution gain or loss in its investment in capital stock of TelevisaUnivision for the years ended December 31, 2025, 2024 and 2023, resulting from a change in its share in TelevisaUnivision from 43.0% to 43.2%, from 43.7% to 43.0%, and from 44.4% to 43.7%, respectively, on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision).

A roll forward of investments in associates and joint ventures for the years ended December 31, 2025 and 2024, is presented as follows:

	2025		2024
At January 1	Ps.	44,436,697	Ps.	43,427,638
Share of loss of associates and joint ventures, net		(1,868,198)		(960,415)
Share of other comprehensive income (loss) of associates		3,905,450		(7,061,676)
Long-term loans granted to GTAC, net		86,142		128,881
Foreign currency translation adjustments		(6,227,452)		8,946,557
Capital contribution to TelevisaUnivision		1,671,501		—
GTAC payments of principal and interest		(184,495)		(183,031)
Dividends from PDS		(5,000)		(10,000)
Other		85,445		148,743
At December 31	Ps.	41,900,090	Ps.	44,436,697

IFRS Accounting Standards Summarized Financial Information of TelevisaUnivision

IFRS Accounting Standards summarized financial information of TelevisaUnivision as of December 31, 2025 and 2024, respectively (amounts in thousands of U.S. dollars):

	2025		2024
Current assets (include cash and cash equivalents for U.S.$439,500 and U.S.$329,800, respectively)	U.S.$	2,921,100	U.S.$	2,616,600
Non-current assets		13,440,900		13,160,000
Total assets		16,362,000		15,776,600
Current liabilities (include debt and financial liabilities for U.S.$270,400 and U.S.$240,800, respectively)		1,594,200		1,450,900
Non-current liabilities (include debt and financial liabilities for U.S.$9,386,800 and U.S.$9,314,500 respectively)		12,118,900		12,100,700
Total liabilities		13,713,100		13,551,600
Total net assets	U.S.$	2,648,900	U.S.$	2,225,000

The table below reconciles the summarized financial information of TelevisaUnivision to the carrying amount of the Group’s interest TelevisaUnivision as of December 31, 2025 and 2024, respectively (amounts in thousands of U.S. dollars):

	2025		2024
Ownership as of December 31		43.2%		43.0%
Group’s share of net assets	U.S.$	1,143,371	U.S.$	955,705
Group’s share of net assets	Ps.	20,599,548	Ps.	19,944,707
Goodwill and other indefinite-lived intangible assets		6,582,267		7,624,454
Group’s investment in preferred shares		13,512,375		15,651,825
Carrying amount of the Group´s interest in TelevisaUnivision	Ps.	40,694,190	Ps.	43,220,986

IFRS Accounting Standards summarized financial information of TelevisaUnivision for the years ended December 31, 2025, 2024 and 2023 (amounts in thousands of U.S. dollars):

	2025		2024		2023
Revenue	U.S.$	4,827,200	U.S.$	5,055,500	U.S.$	4,928,000
Depreciation and amortization		531,900		551,600		570,700
Finance income		26,400		212,200		100,300
Finance expense		863,500		791,600		752,400
Loss from continuing operations		(183,700)		(62,500)		(513,000)
Income tax (benefit) expense		38,700		(31,400)		(129,200)
Net loss		(145,000)		(93,900)		(642,200)
Other comprehensive income (loss)		469,300		(883,900)		535,400
Total comprehensive income (loss)		324,300		(977,800)		(106,800)
Preferred dividends received from TelevisaUnivision		41,250		41,250		41,250

The table below reconciles the summarized financial information of TelevisaUnivision to the carrying amount of the Group´s interest in TelevisaUnivision for the years ended December 31, 2025, 2024 and 2023 (amounts in thousands of U.S. dollars):

	2025		2024		2023
Net loss	U.S.$	(62,568)	U.S.$	(40,333)	U.S.$	(280,533)
Other comprehensive income (loss)		202,569		(379,662)		233,880

Net loss	Ps.	(1,127,613)	Ps.	(838,874)	Ps.	(4,940,904)
Other comprehensive income (loss)		3,905,473		(7,061,645)		4,278,446
Purchase price allocation and other adjustments:
Net income (loss) adjustments		200,993		(151,397)		128,148
Share of loss on capital contribution to TelevisaUnivision		(949,699)		—		—
Group’s interest in TelevisaUnivision:
Net loss		(1,876,319)		(990,271)		(4,812,756)
Other comprehensive income (loss)		3,905,473		(7,061,645)		4,278,446

Combined condensed balance sheet information related to the Group’s share in associates other than TelevisaUnivision as of December 31, 2025 and 2024, including adjustments made by the Group when using the equity method, such as fair value adjustments made at the time of acquisition, is set forth below:

	2025		2024
Current assets	Ps.	18,141	Ps.	17,847
Non-current assets		39,774		43,983
Total assets		57,915		61,830
Current liabilities		14,515		13,849
Non-current liabilities		20,704		26,095
Total liabilities		35,219		39,944
Net assets	Ps.	22,696	Ps.	21,886
Goodwill, purchase price allocation and other adjustments		23,002		41,772
Carrying amount of the Group’s interest in associates	Ps.	45,698	Ps.	63,658

Combined condensed balance sheet information related to the Group’s share in joint ventures as of December 31, 2025 and 2024, including adjustments made by the Group when using the equity method, such as fair value adjustments made at the time of acquisition, is set forth below:

	2025		2024
Current assets	Ps.	178,732	Ps.	175,520
Non-current assets		1,075,367		1,065,472
Total assets		1,254,099		1,240,992
Current liabilities		85,406		56,799
Non-current liabilities		1,152,561		1,170,348
Total liabilities		1,237,967		1,227,147
Net assets	Ps.	16,132	Ps.	13,845
Goodwill, purchase price allocation and other adjustments		113,837		113,837
Long-term loans granted to GTAC, net		1,030,233		1,024,371
Carrying amount of the Group´s interest in joint ventures	Ps.	1,160,202	Ps.	1,152,053

The Group recognized its share of comprehensive income of associates and joint ventures other than TelevisaUnivision for the years ended December 31, 2025, 2024 and 2023, as follows:

	2025		2024		2023
Share of income of associates and joint ventures, net	Ps.	8,121	Ps.	29,856	Ps.	9,223
Share of other comprehensive income of associates and joint ventures:
Other items of comprehensive (loss) income, net		(23)		(31)		85
		(23)		(31)		85
Share of comprehensive income of associates and joint ventures	Ps.	8,098	Ps.	29,825	Ps.	9,308

11.	Property, Plant and Equipment, Net, and Investment Property, Net

Property, Plant and Equipment, Net

Changes in the carrying amounts of property, plant and equipment for the years ended December 31, 2025 and 2024, are as follows:

			Networks and												Construction
	Buildings		technical		Satellite		Furniture		Transportation		Computer		Leasehold		and Projects
	and Land		Equipment		Transponders		and Fixtures		Equipment		Equipment		Improvements		in Progress (1)		Total
Cost:
January 1, 2024	Ps.	11,619,447	Ps.	197,794,121	Ps.	6,026,094	Ps.	1,261,892	Ps.	2,963,827	Ps.	9,682,066	Ps.	3,874,655	Ps.	8,950,492	Ps.	242,172,594
Additions		20,922		5,013,043		—		8,206		22,488		32,133		43,381		3,957,224		9,097,397
Dismantling cost		—		12,122		—		—		—		—		—		—		12,122
Retirements and reclassifications to other accounts		(5,535,721)		(9,541,826)		—		(122,101)		(1,242,130)		(2,951,681)		(1,347,560)		1,194,187		(19,546,832)
Transfers from intangibles assets, net		—		—		—		—		—		—		—		(770,090)		(770,090)
Transfers and reclassifications		21,292		5,907,840		—		25,154		4,894		75,477		106,827		(6,141,484)		—
Effect of translation		—		946,672		—		494		3,818		2,978		1,274		1,150		956,386
December 31, 2024		6,125,940		200,131,972		6,026,094		1,173,645		1,752,897		6,840,973		2,678,577		7,191,479		231,921,577
Additions		10,265		3,913,469		—		2,115		—		11,196		9,283		8,240,177		12,186,505
Dismantling cost		—		30,837		—		—		—		—		—		—		30,837
Retirements and reclassifications to other accounts		(29,684)		(3,402,988)		—		(287)		(121,702)		(144,699)		(2,765)		886,463		(2,815,662)
Transfers from intangibles assets, net		—		—		—		—		—		—		—		(211,083)		(211,083)
Transfers and reclassifications		20,267		6,733,040		—		10,892		1,476		46,636		108,656		(6,920,967)		—
Effect of translation		—		(680,277)		—		(354)		(1,611)		(2,605)		(970)		(79)		(685,896)
December 31, 2025	Ps.	6,126,788	Ps.	206,726,053	Ps.	6,026,094	Ps.	1,186,011	Ps.	1,631,060	Ps.	6,751,501	Ps.	2,792,781	Ps.	9,185,990	Ps.	240,426,278

Accumulated depreciation:
January 1, 2024	Ps.	(4,656,426)	Ps.	(140,697,874)	Ps.	(4,818,311)	Ps.	(883,332)	Ps.	(2,089,619)	Ps.	(8,075,441)	Ps.	(3,103,015)	Ps.	—	Ps.	(164,324,018)
Depreciation of the year		(119,869)		(15,299,488)		(282,414)		(69,291)		(120,510)		(184,693)		(182,509)		—		(16,258,774)
Impairment		—		—		(20,044)		—		—		—		—		—		(20,044)
Retirements		2,162,396		7,387,294		—		95,404		664,112		1,949,903		1,062,713		—		13,321,822
Transfers investment property		(83,645)		—		—		—		—		—		—		—		(83,645)
Effect of translation		—		(887,584)		—		(148)		(1,728)		(2,623)		(574)		—		(892,657)
December 31, 2024		(2,697,544)		(149,497,652)		(5,120,769)		(857,367)		(1,547,745)		(6,312,854)		(2,223,385)		—		(168,257,316)
Depreciation of the year		(106,836)		(13,540,058)		(162,148)		(68,269)		(55,813)		(151,513)		(173,496)		—		(14,258,133)
Retirements		81,615		2,035,019		—		107		48,388		76,410		2,167		—		2,243,706
Transfers investment property		(82,254)		—		—		—		—		—		—		—		(82,254)
Effect of translation		—		622,317		—		113		881		1,914		694		—		625,919
December 31, 2025	Ps.	(2,805,019)	Ps.	(160,380,374)	Ps.	(5,282,917)	Ps.	(925,416)	Ps.	(1,554,289)	Ps.	(6,386,043)	Ps.	(2,394,020)	Ps.	—	Ps.	(179,728,078)

Carrying amount:
January 1, 2024	Ps.	6,963,021	Ps.	57,096,247	Ps.	1,207,783	Ps.	378,560	Ps.	874,208	Ps.	1,606,625	Ps.	771,640	Ps.	8,950,492	Ps.	77,848,576
December 31, 2024	Ps.	3,428,396	Ps.	50,634,320	Ps.	905,325	Ps.	316,278	Ps.	205,152	Ps.	528,119	Ps.	455,192	Ps.	7,191,479	Ps.	63,664,261
December 31, 2025	Ps.	3,321,769	Ps.	46,345,679	Ps.	743,177	Ps.	260,595	Ps.	76,771	Ps.	365,458	Ps.	398,761	Ps.	9,185,990	Ps.	60,698,200

(1)	Retirements and reclassifications to other accounts include: (i) set-up box refurbishment projects that are subsequently reclassified to inventory in order to be assigned or sold to a customer and (ii) projects in progress related to certain costs that are reclassified to programming when a specific program benefits from those costs.

Depreciation charges are presented in Note 21. Depreciation charged to income for the years ended December 31, 2025 and 2024, was Ps.14,258,133 and Ps.16,258,774, respectively. Depreciation for the year ended December 31, 2024 included Ps.21,340, corresponding to depreciation of discontinued operations for the period of one month ended January 31, 2024.

Derived from the annual impairment test of intangible assets with indefinite useful lives at the Satellite CGU (Sky), in the fourth quarter of 2024 the Group recognized an impairment loss in satellite transponders in the aggregate amount of Ps.20,044 (see Note 22).

Property, plant and equipment include the following carrying amounts of technical equipment leased to subscribers as of December 31, 2025 and 2024:

	2025		2024
Subscriber leased set-top equipment	Ps.	63,753,419	Ps.	60,963,692
Accumulated depreciation		(48,483,463)		(43,883,230)
	Ps.	15,269,956	Ps.	17,080,462

Property, plant and equipment include the following carrying amounts of dismantling costs (technical equipment) related to obligations incurred as of December 31, 2025 and 2024:

	2025		2024
Dismantling costs	Ps.	1,185,283	Ps.	1,154,446
Accumulated depreciation		(801,861)		(726,813)
	Ps.	383,422	Ps.	427,633

Investment Property, Net

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

Changes in the carrying amount of investment property for the years ended December 31, 2025 and 2024, are as follows:

	Buildings and Land
Cost:
January 1, 2024	Ps.	3,867,406
Transfers investment property		—
December 31, 2024		3,867,406
Transfers investment property		—
December 31, 2025	Ps.	3,867,406

Accumulated depreciation:
January 1, 2024	Ps.	(1,077,233)
Depreciation of the period		(83,645)
December 31, 2024		(1,160,878)
Depreciation of the period		(82,254)
December 31, 2025	Ps.	(1,243,132)

Carrying amount:
December 31, 2024	Ps.	2,706,528
December 31, 2025	Ps.	2,624,274

Depreciation charges are presented in Note 21.

As of December 31, 2025 and 2024, the fair value of the Group’s investment property amounted to Ps.11,888,707 and Ps.11,264,339, respectively, as measured by an independent appraiser who holds a recognized and relevant professional qualification and experience in the investment property being valued.

Net lease income from investment property, net of direct operating expenses amounted to Ps.354,815, Ps.360,813 and Ps.325,205, for the years ended December 31, 2025, 2024 and 2023, respectively, and was accounted for as a reduction of the Group’s corporate expense included in administrative expenses (see Note 21).

A maturity analysis of undiscounted contractual lease payments to be received by the Group as of December 31, 2025 for buildings and land subject to operating leases is presented as follows (Thousands of U.S. dollars):

	Undiscounted
Year	Lease Payments
2026	U.S.$	22,604
2027		22,604
2028		22,604
2029		21,042
2030		19,273
Thereafter		259,627

12.	Right-of-use Assets, Net

Changes in the carrying amounts of right-of-use assets, net for the years ended December 31, 2025 and 2024, are as follows:

					Networks
					and
			Satellite		Technical		Computer
	Buildings		Transponders		Equipment		Equipment		Others		Total
Cost:
January 1, 2024	Ps.	6,265,727	Ps.	4,275,619	Ps.	2,230,176	Ps.	142,203	Ps.	539,945	Ps.	13,453,670
Additions		559,229		—		118,164		—		166,940		844,333
Retirements		(2,336,761)		—		—		(39,562)		(35,942)		(2,412,265)
Effect of translation		8,060		—		—		—		—		8,060
December 31, 2024		4,496,255		4,275,619		2,348,340		102,641		670,943		11,893,798
Additions		196,653		—		797,359		—		799,850		1,793,862
Retirements		(99,995)		—		—		(102,641)		(1,876)		(204,512)
Effect of translation		(4,839)		—		—		—		—		(4,839)
December 31, 2025	Ps.	4,588,074	Ps.	4,275,619	Ps.	3,145,699	Ps.	—	Ps.	1,468,917	Ps.	13,478,309

Accumulated depreciation:
January 1, 2024	Ps.	(2,352,892)	Ps.	(3,206,714)	Ps.	(1,401,532)	Ps.	(82,675)	Ps.	(323,996)	Ps.	(7,367,809)
Depreciation of the year		(481,146)		(285,041)		(182,738)		(25,398)		(105,417)		(1,079,740)
Retirements and impairment adjustments		658,778		(783,864)		8,962		11,115		—		(105,009)
Effect of translation		(4,323)		—		—		—		—		(4,323)
December 31, 2024		(2,179,583)		(4,275,619)		(1,575,308)		(96,958)		(429,413)		(8,556,881)
Depreciation of the year		(457,132)		—		(273,905)		(19,798)		(152,418)		(903,253)
Retirements		45,605		—		—		116,756		—		162,361
Effect of translation		3,965		—		—		—		—		3,965
December 31, 2025	Ps.	(2,587,145)	Ps.	(4,275,619)	Ps.	(1,849,213)	Ps.	—	Ps.	(581,831)	Ps.	(9,293,808)

Carrying amount:
January 1, 2024	Ps.	3,912,835	Ps.	1,068,905	Ps.	828,644	Ps.	59,528	Ps.	215,949	Ps.	6,085,861
December 31, 2024	Ps.	2,316,672	Ps.	—	Ps.	773,032	Ps.	5,683	Ps.	241,530	Ps.	3,336,917
December 31, 2025	Ps.	2,000,929	Ps.	—	Ps.	1,296,486	Ps.	—	Ps.	887,086	Ps.	4,184,501

Depreciation charges are presented in Note 21. Depreciation charged to income or loss in relation to the right-of-use assets for the years ended December 31, 2025 and 2024, was Ps.903,253 and Ps.1,079,740, respectively. Depreciation for the year ended December 31, 2024, included Ps.10,168, corresponding to depreciation of discontinued operations for the one-month period ended January 31, 2024.

Derived from the annual impairment test of intangible assets with indefinite useful lives at the Satellite CGU (Sky), in the fourth quarter of 2024 the Group recognized an impairment loss in right of use assets of satellite transponders in the aggregate amount of Ps.783,864 (see Note 22).

13.	Intangible Assets, Net and Goodwill

As of December 31, 2025 and 2024, intangible assets and goodwill are summarized as follows:

	2025						2024
			Accumulated		Carrying				Accumulated		Carrying
	Cost		Amortization		Amount		Cost		Amortization		Amount
Intangible assets with indefinite useful lives and goodwill:
Trademarks	Ps.	32,828	Ps.	—	Ps.	32,828	Ps.	32,828	Ps.	—	Ps.	32,828
Concessions		15,070,025		—		15,070,025		15,070,025		—		15,070,025
Goodwill		13,454,998		—		13,454,998		13,454,998		—		13,454,998
		28,557,851		—		28,557,851		28,557,851		—		28,557,851
Intangible assets with finite useful lives:
Trademarks		2,245,835		(2,245,835)		—		2,245,835		(2,245,835)		—
Licenses and software		22,629,288		(18,076,491)		4,552,797		21,320,603		(16,716,480)		4,604,123
Subscriber lists		8,392,469		(8,384,818)		7,651		8,663,463		(8,468,156)		195,307
Payments for concessions		5,824,365		(1,150,669)		4,673,696		5,824,365		(863,002)		4,961,363
Other intangible assets		2,365,713		(1,789,275)		576,438		2,306,185		(1,697,740)		608,445
		41,457,670		(31,647,088)		9,810,582		40,360,451		(29,991,213)		10,369,238
	Ps.	70,015,521	Ps.	(31,647,088)	Ps.	38,368,433	Ps.	68,918,302	Ps.	(29,991,213)	Ps.	38,927,089

Changes in intangible assets with indefinite useful lives and goodwill for the years ended December 31, 2025 and 2024, were as follows:

	2025
	Trademarks		Concessions		Goodwill		Total
Cost:
Balance at January 1, 2025	Ps.	32,828	Ps.	15,070,025	Ps.	13,454,998	Ps.	28,557,851
Acquisitions		—		—		—		—
Balance at December 31, 2025	Ps.	32,828	Ps.	15,070,025	Ps.	13,454,998	Ps.	28,557,851

	2024
	Trademarks		Concessions		Goodwill		Total
Cost:
Balance at January 1, 2024	Ps.	32,828	Ps.	15,166,067	Ps.	13,904,998	Ps.	29,103,893
Acquisitions		—		21,564		—		21,564
Retirements and impairment adjustments		—		(117,606)		(450,000)		(567,606)
Balance at December 31, 2024	Ps.	32,828	Ps.	15,070,025	Ps.	13,454,998	Ps.	28,557,851

Changes in intangible assets with finite useful lives for the years ended December 31, 2025 and 2024, were as follows:

	2025
			Licenses						Other
			and		Subscriber		Payments for		Intangible
	Trademarks		Software		Lists		Concessions		Assets		Total
Cost:
Balance at January 1, 2025	Ps.	2,245,835	Ps.	21,320,603	Ps.	8,663,463	Ps.	5,824,365	Ps.	2,306,185	Ps.	40,360,451
Additions		—		1,184,996		—		—		102,114		1,287,110
Transfers from property, plant and equipment		—		211,083		—		—		—		211,083
Reclassifications from other accounts		—		340		5,100		—		(5,440)		—
Retirements		—		(42,480)		(262,906)		—		(37,146)		(342,532)
Effect of translation		—		(45,254)		(13,188)		—		—		(58,442)
Balance at December 31, 2025		2,245,835		22,629,288		8,392,469		5,824,365		2,365,713		41,457,670
Accumulated amortization:
Balance at January 1, 2025		(2,245,835)		(16,716,480)		(8,468,156)		(863,002)		(1,697,740)		(29,991,213)
Amortization of the year		—		(1,342,296)		(230,997)		(287,667)		(55,921)		(1,916,881)
Other amortization of the year		—		—		—		—		(1,376)		(1,376)
Transfers and reclassifications		—		(340)		38,241		—		(37,901)		—
Reclassifications from other accounts		—		(62,736)		—		—		—		(62,736)
Retirements		—		680		262,906		—		3,663		267,249
Effect of translation		—		44,681		13,188		—		—		57,869
Balance at December 31, 2025		(2,245,835)		(18,076,491)		(8,384,818)		(1,150,669)		(1,789,275)		(31,647,088)
	Ps.	—	Ps.	4,552,797	Ps.	7,651	Ps.	4,673,696	Ps.	576,438	Ps.	9,810,582

	2024
			Licenses						Other
			and		Subscriber		Payments for		Intangible
	Trademarks		Software		Lists		Concessions		Assets		Total
Cost:
Balance at January 1, 2024	Ps.	2,236,012	Ps.	16,990,167	Ps.	8,779,649	Ps.	5,824,365	Ps.	3,680,220	Ps.	37,510,413
Additions		9,823		1,266,988		—		—		80,479		1,357,290
Transfers from property, plant and equipment		—		770,090		—		—		—		770,090
Reclassifications from other accounts		—		2,435,700		—		—		356,674		2,792,374
Retirements and impairment adjustments		—		(204,742)		(134,846)		—		(1,814,206)		(2,153,794)
Effect of translation		—		62,400		18,660		—		3,018		84,078
Balance at December 31, 2024		2,245,835		21,320,603		8,663,463		5,824,365		2,306,185		40,360,451
Accumulated amortization:
Balance at January 1, 2024		(2,187,698)		(12,594,645)		(8,177,490)		(575,335)		(2,689,296)		(26,224,464)
Amortization of the year		(58,137)		(2,395,212)		(312,184)		(287,667)		(67,002)		(3,120,202)
Other amortization of the year (1)		—		—		—		—		(47,628)		(47,628)
Transfers and reclassifications		—		—		4,770		—		(4,770)		—
Reclassifications from other accounts		—		(1,242,761)		(79,806)		—		(83,289)		(1,405,856)
Retirements and impairment adjustments		—		(421,290)		115,214		—		1,196,395		890,319
Effect of translation		—		(62,572)		(18,660)		—		(2,150)		(83,382)
Balance at December 31, 2024		(2,245,835)		(16,716,480)		(8,468,156)		(863,002)		(1,697,740)		(29,991,213)
	Ps.	—	Ps.	4,604,123	Ps.	195,307	Ps.	4,961,363	Ps.	608,445	Ps.	10,369,238

(1)	Other amortization of the year relates to discontinued operations, primarily to amortization of soccer player rights for the one-month period ended January 31, 2024.

Amortization charges are presented in Note 21. Amortization charged to income for the years ended December 31, 2025 and 2024 was Ps.1,916,881 and Ps.3,120,202, respectively. Additional amortization charged to income for the year ended December 31, 2025 was Ps.1,376 and for the year ended December 31, 2024, included Ps.47,628 corresponding to amortization of discontinued operations for the period of one month ended January 31, 2024, in connection with amortization of soccer player rights.

Derived from the annual impairment test of intangible assets with indefinite useful lives at the Telecom CGUs, in the fourth quarter of 2024, the Group recognized in 2024 an impairment loss in goodwill and intangible assets with indefinite and finite useful lives in the aggregate amount of Ps.1,167,264 (see Note 22).

The main events and circumstances that led to the recognition of impairment losses were primarily a decline in sales. This decline was influenced by market conditions and competitive pressures, resulting in lower-than-expected revenue. Management revised its future projections to reflect a more cautious outlook, considering the current economic environment and potential risks.

The changes in the net carrying amount of goodwill, indefinite-lived trademarks and concessions for the years ended December 31, 2025 and 2024, were as follows:

			Indefinite-lived		Indefinite-lived
	Goodwill		Trademarks		Concessions
Balance as of January 1, 2024	Ps.	13,904,998	Ps.	32,828	Ps.	15,166,067
Acquisitions		—		—		21,564
Impairment adjustments		(450,000)		—		(117,606)
Balance at December 31, 2024		13,454,998		32,828		15,070,025
Acquisitions		—		—		—
Impairment adjustments		—		—		—
Balance at December 31, 2025	Ps.	13,454,998	Ps.	32,828	Ps.	15,070,025

Until 2023, the Group had determined that it had five CGUs in its former Cable segment. During 2024 the Group determined that there was a change in the composition of its CGUs as a result of the following: (i) in 2023 a new CEO and a CFO were designated for the Group’s former Cable segment which led to the implementation of a restructure in such segment and a redefinition of the operating strategy; (ii) intercompany mergers to align to the strategy took place during 2024; (iii) measurement and monitoring of financial performance (returns and assets (infrastructure)) including the analysis of cash flow generation as well as decision making is performed at the level of residential services (Residential operations) and business services (Enterprise operations). This change in the organizational structure and how management monitors operations and make business decisions, resulted in the change in the CGU composition. Based on the above, the new CGUs “Residential and “Enterprise” have been determined in accordance with the best judgment of management and considers the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets and for which management monitors and makes decisions about the continuity or disposing of the assets or these operations. The change resulted in reallocation of a portion of goodwill and intangible assets with indefinite useful lives across the Residential and Enterprise CGUs. The reallocation was performed using a relative value approach. In the fourth quarter of 2025, the Group determined that it has three CGUs in its Telecom segment, including the CGU for its Sky services (Satellite operations or “Satellite”).

The key assumptions used for either fair value less cost of disposal or value in use calculations of goodwill and intangible assets in 2025, were as follows (see Note 15):

	Telecom
	Residential		Satellite	Enterprise
Value in use calculations:
Long-term growth rate		3.3%	2.0%		3.3%
Post-tax discount rate		10.5%	11.0%		10.7%
Pre-tax discount rate		14.3%	15.1%		14.4%
Fair value calculations:	Minimum	Maximum		Minimum	Maximum
Multiple of sales	1.6	3.2	N/A	1.4	3.7
Multiple of EBITDA (as defined)	3.6	8.4	N/A	4.4	8.0

The key assumptions used for either fair value less cost of disposal or value in use calculations of goodwill and intangible assets in 2024, were as follows (see Note 15):

	Telecom
	Residential		Satellite	Enterprise
Value in use calculations:
Long-term growth rate		3.7%	2.0%		3.7%
Post-tax discount rate		11.0%	11.3%		11.0%
Pre-tax discount rate		14.0%	14.3%		14.0%
Fair value calculations:	Minimum	Maximum		Minimum	Maximum
Multiple of sales	1.7	3.7	N/A	1.0	2.7
Multiple of EBITDA (as defined)	3.8	7.9	N/A	3.2	6.7

The estimated recoverable amount of one of the CGUs of the Group’s Telecom segment exceeded its carrying amount by approximately Ps.519,500. Management has identified that a reasonable possible change in the key assumptions identified above could cause the carrying amount in 2025 to exceed the recoverable amount of one of the two CGUs with indefinite-life intangible assets tested for impairment. The change required for the carrying amount to equal the recoverable amount is a 0.30% increase in the discount rate (equivalent to a 30 basis-point change) or a 0.30% increase in the long-term growth rate (equivalent to a 90 basis-point change).

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

14.	Debt and Lease Liabilities

Debt and lease liabilities outstanding as of December 31, 2025 and 2024, were as follows:

	2025											2024
					Finance		Principal, Net		Effective	Interest		Principal, Net
	U.S. Dollars		Principal		Costs		of Finance Costs		Interest Rate	Payable		of Finance Costs
U.S. dollar Senior Notes:
6.625% Senior Notes due 2025 (1)	U.S.$	—	Ps.	—	Ps.	—	Ps.	—	—	Ps.	—	Ps.	4,556,950
4.625% Senior Notes due 2026 (1)		207,420		3,736,982		—		3,736,982	5.03%		86,418		4,323,522
8.5% Senior Notes due 2032 (1)		300,000		5,404,950		(31,109)		5,373,841	9.00%		140,378		6,226,262
6.625% Senior Notes due 2040 (1)		600,000		10,809,900		(136,097)		10,673,803	7.05%		326,249		12,379,847
5% Senior Notes due 2045 (1)		790,610		14,244,025		(440,422)		13,803,603	5.39%		102,874		16,045,657
6.125% Senior Notes due 2046 (1)		879,572		15,846,809		(127,888)		15,718,921	6.47%		485,308		18,229,310
5.250% Senior Notes due 2049 (1)		660,928		11,907,609		(308,781)		11,598,828	5.59%		62,515		13,477,395
Total U.S. dollar debt		3,438,530		61,950,275		(1,044,297)		60,905,978			1,203,742		75,238,943

Mexican peso debt:
8.79% Notes due 2027 (2)		—		4,500,000		(5,982)		4,494,018	8.84%		103,283		4,491,175
8.49% Senior Notes due 2037 (1)		—		4,500,000		(14,832)		4,485,168	8.94%		39,266		4,484,450
7.25% Senior Notes due 2043 (1)		—		6,225,690		(61,807)		6,163,883	7.92%		30,091		6,162,407
Bank loans (3)		—		10,000,000		(54,907)		9,945,093	8.76%		48,665		9,928,198
Bank loans (Sky) (4)		—		—		—		—			—		2,650,000
Total Mexican peso debt		—		25,225,690		(137,528)		25,088,162			221,305		27,716,230
Total debt (5)		3,438,530		87,175,965		(1,181,825)		85,994,140			1,425,047		102,955,173
Less: Current portion of long-term debt		207,420		3,736,982		—		3,736,982			1,425,047		4,556,950
Long-term debt, net of current portion	U.S.$	3,231,110	Ps.	83,438,983	Ps.	(1,181,825)	Ps.	82,257,158		Ps.	—	Ps.	98,398,223

										2025		2024
Lease liabilities:
Satellite transponder lease agreement (6)										Ps.	1,062,504	Ps.	1,866,747
Telecommunications network lease agreement (7)											514,269		538,356
Other lease liabilities (8)											3,859,215		2,981,536
Total lease liabilities											5,435,988		5,386,639
Less: Current portion											1,583,871		1,242,957
Lease liabilities, net of current portion										Ps.	3,852,117	Ps.	4,143,682

(1)	The Senior Notes of the Company due between 2026 and 2049, in the aggregate outstanding principal amount of U.S.$3,438.5 million and U.S.$3,658.0 million as of December 31, 2025 and 2024, respectively, and Ps.10,725,690, as of December 31, 2025 and 2024, respectively, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due, 2026, 2032, 2037, 2040, 2043, 2045, 2046, and 2049 including additional amounts payable in respect of certain Mexican withholding taxes, is 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The terms of these Senior Notes contain covenants that limit the ability of the Company and certain restricted subsidiaries to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions. The Senior Notes due 2026, 2032, 2037, 2040, 2045, 2046 and 2049, are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”). In March 2025, the Company repaid all of the amounts payable under the remaining 6.625% Senior Notes due 2025 in the aggregate amount of U.S.$226.7 million (Ps.4,036,014), including the principal amount of U.S.$219.4 million (Ps.3,906,655).

(2)	In 2017, the Company issued Notes (“Certificados Bursátiles”) due 2027, through the BMV in the aggregate principal amount of Ps.4,500,000, with interest payable semi-annually at an annual rate of 8.79%. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The terms of the Notes due 2027 contain covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions.
(3)	In April 2024, the Company and two of its subsidiaries executed a credit agreement with a syndicate of banks (the “Credit Agreement”) for a five-year term loan in a principal amount of Ps.10,000,000, and a five-year revolving credit facility for up to an aggregate principal amount in Mexican pesos equivalent to U.S.$500 million. The loans under the Credit Agreement bear interest at a floating rate based on a spread of 125 bps or 150 bps over the 28-day TIIE rate depending on the Group’s leverage ratio. The Credit Agreement requires the maintenance of financial ratios related to indebtedness and interest expense. In April 2024, the Group used the proceeds of the term loan under the Credit Agreement to prepay in full amounts outstanding under a credit agreement entered into by the Company in 2019 with a syndicate of banks in the principal amount of Ps.10,000,000, with an original maturity in June 2024.
(4)	In 2021, Sky entered into long-term credit agreement with a Mexican Bank in the aggregate principal amount of Ps.2,650,000, with interest payable on a monthly basis and maturity in December 2026, which included a Ps.1,325,000 loan with an annual interest rate of 8.215%, and a Ps.1,325,000 loan with an annual interest rate of 28-day TIIE plus 90 basis points. The funds from these loans were used for general corporate purposes, including the prepayment of Sky´s indebtedness. Under the terms of this credit agreement, Sky is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with a restrictive covenant on spin-offs, mergers, and similar transactions. On April 3, 2025, Sky prepaid all of the amounts payable under its long-term credit agreement in the aggregate principal amount of Ps.2,650,000, with an original maturity in December 2026, and entered into a new credit agreement with the same Mexican bank, the same aggregate principal amount, and the same maturity (the “2025 Sky Credit Agreement”), which included a Ps.1,325,000 loan with an annual interest rate of 8.165%, and a Ps.1,325,000 loan with an annual interest rate of one-day funding TIIE plus 109 basis points. Among other covenants, the 2025 Sky Credit Agreement required Sky to maintain certain financial ratios related to indebtedness and interest expense. The Company was a guarantor of Sky’s obligations under the 2025 Sky Credit Agreement. On June 26, 2025, Sky prepaid all of the outstanding amounts payable under the 2025 Sky Credit Agreement in the aggregate principal amount of Ps.2,650,000.
(5)	The principal amount of total debt as of December 31, 2024 is presented net of unamortized finance costs in the aggregate amount of Ps.1,259,017.
(6)	In 2010, Sky entered into a lease agreement with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) by which Sky is obligated to pay at an annual interest rate of 7.30%, a monthly fee of U.S.$3.0 million through 2027 for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of (a) the end of 15 years; or (b) the date IS-21 is taken out of service (see Note 12).
(7)	A subsidiary of the Company entered into a lease agreement with GTAC for the right to use a certain capacity of a telecommunications network through 2030 (see Note 20).
(8)	Other lease liabilities have terms that will expire at various dates between 2026 and 2051.

As of December 31, 2025 and 2024, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group’s investment in TelevisaUnivision and Open-Ended Fund (hedged items), were as follows (see Notes 2 (e) and 4):

	December 31, 2025				December 31, 2024
	Millions of		Thousands of		Millions of		Thousands of
Hedged Items	U.S. Dollars		Mexican Pesos		U.S. Dollars		Mexican Pesos
Investment in shares of TelevisaUnivision (net investment hedge)	U.S.$	2,258.7	Ps.	40,694,190	U.S.$	2,071.1	Ps.	43,220,986
Open-Ended Fund (foreign currency fair value hedge)		45.4		817,332		37.6		784,769
Total	U.S.$	2,304.1	Ps.	41,511,522	U.S.$	2,108.7	Ps.	44,005,755

The foreign exchange gain or loss derived from the Company’s U.S. dollar denominated long-term debt designated as a hedge, for the years ended December 31, 2025 and 2024, is analyzed as follows (see Notes 9 and 23):

Foreign Exchange Gain or Loss Derived from Senior Notes Designated as Hedging Instruments	2025		2024
Recognized in:
Comprehensive gain (loss)	Ps.	6,343,981	Ps.	(9,122,973)
Total foreign exchange gain (loss) derived from hedging Senior Notes	Ps.	6,343,981	Ps.	(9,122,973)
Offset against:
Foreign currency translation (loss) gain derived from the hedged net investment in shares of TelevisaUnivision	Ps.	(6,227,452)	Ps.	8,946,557
Foreign exchange (loss) gain derived from the hedged Open-Ended Fund		(116,529)		176,416
Total foreign currency translation and foreign exchange (loss) gain derived from hedged assets	Ps.	(6,343,981)	Ps.	9,122,973

Maturities of Debt and Lease Liabilities

Debt maturities for the years subsequent to December 31, 2025, are as follows:

			Unamortized
	Nominal		Finance Costs
2026	Ps.	3,736,982	Ps.	—
2027		4,500,000		5,982
2029		10,000,000		54,907
2032		5,404,950		31,109
Thereafter		63,534,033		1,089,827
	Ps.	87,175,965	Ps.	1,181,825

Future minimum payments under lease liabilities for the years subsequent to December 31, 2025, are as follows:

2026	Ps.	2,027,418
2027		1,792,087
2028		1,162,194
2029		721,198
2030		504,197
Thereafter		700,298
		6,907,392
Less: Amount representing interest		(1,471,404)
	Ps.	5,435,988

A reconciliation of long-term debt and lease liabilities arising from financing activities in the Group’s consolidated statement of cash flows for the years ended December 31, 2025 and 2024, is as follows:

			Cash Flow		Non-Cash Changes
							Foreign
	Balance as of						Exchange				Balance as of
	January 1, 2025		Payments		New Leases		Income		Interest		December 31, 2025
Debt	Ps.	104,214,190	Ps.	(6,556,655)	Ps.	—	Ps.	(10,481,570)	Ps.	—	Ps.	87,175,965
Lease liabilities		5,386,639		(1,809,670)		1,750,836		(200,570)		308,753		5,435,988
Total debt and lease liabilities	Ps.	109,600,829	Ps.	(8,366,325)	Ps.	1,750,836	Ps.	(10,682,140)	Ps.	308,753	Ps.	92,611,953

			Cash Flow				Non-Cash Changes
											Foreign
	Balance as of										Exchange				Balance as of
	January 1, 2024		Payments		New Debt		New Leases		Spun-off		Income		Interest		December 31, 2024
Debt	Ps.	89,814,233	Ps.	(10,000,000)	Ps.	10,000,000	Ps.	—	Ps.	—	Ps.	14,399,957	Ps.	—	Ps.	104,214,190
Lease liabilities		7,291,550		(1,567,300)		—		87,890		(1,117,157)		391,372		300,284		5,386,639
Total debt and lease liabilities	Ps.	97,105,783	Ps.	(11,567,300)	Ps.	10,000,000	Ps.	87,890	Ps.	(1,117,157)	Ps.	14,791,329	Ps.	300,284	Ps.	109,600,829

Credit Facilities

In February 2023, Sky executed a revolving credit facility with a Mexican bank for up to an amount of Ps.1,000,000, which funds may be used for general corporate purposes, including the repayment of debt, with a maturity in 2028. Under the terms of this revolving credit facility, Sky is required to comply with certain restrictive covenants and financial coverage ratios. As of December 31, 2025, the principal amount of this credit facility remained unused.

As discussed above, in April 2024, the Company and two of its subsidiaries executed a five-year revolving credit facility with a syndicate of banks for an aggregate principal amount in Mexican pesos equivalent up to U.S.$500 million. The credit agreement for this credit facility requires the maintenance of financial ratios related to indebtedness and interest expense. As of December 31, 2025, the principal amount of this credit facility remained unused.

15.	Financial Instruments

The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, short-term investments, accounts receivable, a long-term loan receivable from GTAC as a part of the investment in this associate, non-current investments in publicly traded equity securities and in securities in the form of an open-ended fund, accounts payable, outstanding debt, lease liabilities, and derivative financial instruments. For cash and cash equivalents, accounts receivable, accounts payable, and the current portion of long-term debt and lease liabilities, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities is based on quoted market prices.

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

The carrying amount and estimated fair values of the Group’s non-derivative financial instruments as of December 31, 2025 and 2024, were as follows:

	2025				2024
	Carrying Amount		Fair Value		Carrying Amount		Fair Value
Assets:
Cash and cash equivalents	Ps.	27,607,244	Ps.	27,607,244	Ps.	46,193,173	Ps.	46,193,173
Short-term investments		11,397,798		11,397,798		—		—
Trade accounts receivable, net		5,720,759		5,720,759		6,175,819		6,175,819
Long-term loan and interest receivable from GTAC (see Note 10)		1,030,233		1,033,922		1,024,371		1,031,497
Open-Ended Fund (see Note 9)		817,332		817,332		784,769		784,769
Publicly traded equity instruments (see Note 9)		2,608,027		2,608,027		1,709,942		1,709,942

Liabilities:
Senior Notes due 2025, 2032 and 2040	Ps.	16,214,850	Ps.	15,154,885	Ps.	23,361,664	Ps.	22,806,032
Senior Notes due 2045		14,244,025		9,438,233		16,499,319		11,969,101
Senior Notes due 2037 and 2043		10,725,690		6,858,590		10,725,690		6,794,877
Senior Notes due 2026 and 2046		19,583,791		15,790,836		22,684,545		19,734,233
Senior Notes due 2049		11,907,609		7,889,506		13,792,972		10,280,454
Notes due 2027		4,500,000		4,483,980		4,500,000		4,252,725
Long-term loans payable to Mexican banks		10,000,000		10,083,966		12,650,000		12,777,242
Lease liabilities		5,435,988		5,595,514		5,386,639		5,454,171

The carrying amounts (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of December 31, 2025 and 2024, were as follows:

			Notional
			Amount
December 31, 2025:	Carrying		(U.S. Dollars in
Derivative Financial Instruments	Amount		Thousands)		Maturity Date
Liabilities:
Derivatives recorded as accounting hedges (cash flow hedges):
Forwards (a)	Ps.	267,224	U.S.$	388,220	January through November 2026
Derivatives not recorded as accounting hedges:
TVI’s Forwards (b)		11,671	U.S.$	6,900	February through April 2026
Empresas Cablevision’s Forwards (c)		13,070	U.S.$	7,500	March through April 2026
Cablemás’s Forwards (d)		46,840	U.S.$	31,600	January through May 2026
Sky’s Forwards (e)		41,960	U.S.$	23,500	January through May 2026
Forwards (f)		32,423	U.S.$	20,000	January through May 2026
Total liabilities	Ps.	413,188

			Notional
			Amount
December 31, 2024:	Carrying		(U.S. Dollars in
Derivative Financial Instruments	Amount		Thousands)		Maturity Date
Assets:
Derivatives recorded as accounting hedges (cash flow hedges):
Forwards (a)	Ps.	1,975,071	U.S.$	592,005	January 2025 through January 2026
Derivatives not recorded as accounting hedges:
TVI’s Forwards (b)		4,408	U.S.$	8,000	January through March 2025
Empresas Cablevision’s Forwards (c)		2,502	U.S.$	4,000	February through March 2025
Cablemás’s Forwards (d)		2,180	U.S.$	5,000	January 2025
Sky’s Forwards (e)		8,072	U.S.$	15,000	March 2025
Forwards (f)		8,818	U.S.$	14,000	January through March 2025
Total assets	Ps.	2,001,051

(a)	As of December 31, 2025 and 2024, the Company had entered into derivative contracts of foreign currency (forwards) to fix the exchange rate for the purchase of U.S.$388 million and U.S.$592 million, respectively, at an average exchange rate of Ps.18.8517 and Ps.18.0059, respectively. The Company has recognized the change in fair value of this transaction as an accounting hedge and recorded a cumulative income of Ps.2,242,294 and Ps.1,857,456 respectively, for this transaction agreement in other comprehensive income or loss as of December 31, 2025 and 2024, respectively. As a result of the change in fair value of these agreements in the years ended December 31, 2025 and 2024, the Company recorded a (loss) income of Ps.(747,698) and Ps.456,559, in consolidated other finance income or expense, respectively.
(b)	As of December 31, 2025 and 2024, TVI had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$7 million and U.S.$8 million, respectively, at an average rate of Ps.19.8344 and Ps.20.4503, respectively. As a result of the change in fair value of these agreements in the years ended December 31, 2025 and 2024, the Company recorded a (loss) income of Ps.(58,536) and Ps.39,791, in consolidated other finance income or expense, respectively.
(c)	As of December 31, 2025 and 2024, Empresas Cablevisión had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$8 million and U.S.$4 million, respectively, at an average rate of Ps.19.9257 and Ps.20.4637, respectively. As a result of the change in fair value of these agreements in the years ended December 31, 2025 and 2024, the Company recorded a (loss) income of Ps.(44,919) and Ps.36,474, in consolidated other finance income or expense, respectively.
(d)	As of December 31, 2025 and 2024, Cablemás had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$32 million and U.S.$5 million, respectively, at an average rate of Ps.19.6552 and Ps.20.4915, respectively. As a result of the change in fair value of these agreements in the years ended December 31, 2025 and 2024, the Company recorded a (loss) income of Ps.(76,178) and Ps.2,181, in consolidated other finance income or expense, respectively.
(e)	As of December 31, 2025 and 2024, Sky had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$24 million and U.S.$15 million, respectively, at an average rate of Ps.19.9350 and Ps.20.4548, respectively. As a result of the change in fair value of these agreements in the years ended December 31, 2025 and 2024, the Company recorded a (loss) income of Ps.(120,308) and Ps.82,065, in consolidated other finance income or expense, respectively.
(f)	As of December 31, 2025 and 2024, the Company had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$20 million and U.S.$14 million, respectively, at an average rate of Ps.19.7829 and Ps.20.4645, respectively. As a result of the change in fair value of these agreements, in the years ended December 31, 2025 and 2024, the Company recorded a (loss) income of Ps.(145,470) and Ps.149,593, in consolidated other finance income or expense, respectively.

Fair Value Measurement

Assets Measured at Fair Value on a Recurring Basis

All fair value adjustments as of December 31, 2025 and 2024, represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, the Group’s financial instruments are separated into two categories: investments in financial assets at FVOCIL and derivative financial instruments.

Financial assets and liabilities measured at fair value as of December 31, 2025 and 2024:

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2025		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL:
Open-Ended Fund	Ps.	817,332	Ps.	—	Ps.	817,332	Ps.	—
Publicly traded equity instruments		2,608,027		2,608,027		—		—
	Ps.	3,425,359	Ps.	2,608,027	Ps.	817,332	Ps.	—
Liabilities:
Derivative financial instruments	Ps.	413,188	Ps.	—	Ps.	413,188	Ps.	—

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2024		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Assets:
At FVOCIL:
Open-Ended Fund	Ps.	784,769	Ps.	—	Ps.	784,769	Ps.	—
Publicly traded equity instruments		1,709,942		1,709,942		—		—
Derivative financial instruments		2,001,051		—		2,001,051		—
Total	Ps.	4,495,762	Ps.	1,709,942	Ps.	2,785,820	Ps.	—

Non-current Financial Assets

Investments in debt securities or with readily determinable fair values are classified as non-current investments in financial instruments, and are recorded at fair value with unrealized gains and losses included in consolidated stockholders’ equity as accumulated other comprehensive income or loss.

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

Disclosures for Each Class of Assets and Liabilities Subject to Recurring Fair Value Measurements Categorized Within Level 3

The Corporate Finance Department of the Company has established rules for a proper portfolio asset classification according to the fair value hierarchy defined by the IFRS Accounting Standards. On a monthly basis, any new assets recognized in the portfolio are classified according to these criteria. Subsequently, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

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

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit spread considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used. All derivatives are classified in Level 2.

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

The impairment test for goodwill involves a comparison of the recoverable amount of each of the Group’s reporting units to its carrying amount, including goodwill. The Group determines the recoverable amount of a reporting unit using the higher between the value in use and the fair value less costs to sell, which utilize significant unobservable inputs (Level 3) within the fair value hierarchy. The impairment test for intangible assets not subject to amortization involves a comparison of the estimated recoverable amount of the intangible asset with its carrying amount. The Group determines the recoverable amount of the intangible asset using a discounted cash flow analysis, which utilizes significant unobservable inputs (Level 3) within the fair value hierarchy. Determining recoverable amount requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows for a period of time that normally comprises five years, as well as relevant comparable company earnings multiples for the market-based approach.

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

The Group used actuarial assumptions to determine the present value of defined benefit obligations, as follows:

	2025	2024
Discount rate	9.3%	10.5%
Salary increase	5.2%	5.2%
Inflation rate	3.7%	3.7%

Had the discount rate of 9.3% used by the Group in 2025 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase to Ps.1,413,829 as of December 31, 2025.

Had the discount rate of 10.5% used by the Group in 2024 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase to Ps.1,238,452 as of December 31, 2024.

The reconciliation between defined benefit obligations and post-employment benefit liability in the consolidated statements of financial position as of December 31, 2025 and 2024, is presented as follows:

	As of December 31, 2025
			Seniority
	Pensions		Premiums		2025
Vested benefit obligations	Ps.	300,574	Ps.	347,809	Ps.	648,383
Unvested benefit obligations		286,472		439,796		726,268
Defined benefit obligations		587,046		787,605		1,374,651
Fair value of plan assets		374,381		46,022		420,403
Underfunded status of the plans	Ps.	212,665	Ps.	741,583	Ps.	954,248
Post-employment benefit liability	Ps.	212,665	Ps.	741,583	Ps.	954,248

	As of December 31, 2024
			Seniority
	Pensions		Premiums		2024
Vested benefit obligations	Ps.	322,385	Ps.	270,291	Ps.	592,676
Unvested benefit obligations		239,811		371,977		611,788
Defined benefit obligations		562,196		642,268		1,204,464
Fair value of plan assets		389,703		42,279		431,982
Underfunded status of the plans	Ps.	172,493	Ps.	599,989	Ps.	772,482
Post-employment benefit liability	Ps.	172,493	Ps.	599,989	Ps.	772,482

The components of net periodic pensions and seniority premiums cost for the years ended December 31, 2025 and 2024 consisted of the following:

	2025		2024
Service cost	Ps.	81,802	Ps.	76,323
Interest cost		114,506		109,698
Prior service cost for plan amendments		(18,034)		(14,694)
Interest on plan assets		(36,881)		(35,596)
Net periodic cost	Ps.	141,393	Ps.	135,731

The Group’s defined benefit obligations, plan assets, funded status and balances in the consolidated statements of financial position as of December 31, 2025 and 2024, associated with post-employment benefits, are presented as follows:

			Seniority
	Pensions		Premiums		2025		2024
Defined benefit obligations:
Beginning of year	Ps.	562,196	Ps.	642,268	Ps.	1,204,464	Ps.	1,207,528
Retirement of spun-off businesses		—		—		—		(85,955)
Service cost		20,162		61,640		81,802		76,323
Interest cost		49,505		65,001		114,506		109,698
Benefits paid		(72,997)		(25,277)		(98,274)		(158,525)
Remeasurement of post-employment benefit obligations		28,868		61,319		90,187		70,089
Past service cost		(688)		(17,346)		(18,034)		(14,694)
End of year		587,046		787,605		1,374,651		1,204,464

Fair value of plan assets:
Beginning of year		389,703		42,279		431,982		474,479
Retirement		(23,286)		(117)		(23,403)		(1,888)
Return on plan assets		33,045		3,836		36,881		35,596
Remeasurement of plan assets		1,456		24		1,480		7,310
Benefits paid		(26,537)		—		(26,537)		(83,515)
End of year		374,381		46,022		420,403		431,982
Unfunded status of the plans	Ps.	212,665	Ps.	741,583	Ps.	954,248	Ps.	772,482

The changes in the net post-employment liability in the consolidated statements of financial position as of December 31, 2025 and 2024, are as follows:

			Seniority
	Pensions		Premiums		2025		2024
Net post-employment liability at beginning of year	Ps.	172,493	Ps.	599,989	Ps.	772,482	Ps.	733,049
Retirement		23,286		117		23,403		(84,067)
Net periodic cost		35,934		105,459		141,393		135,731
Remeasurement of post-employment benefits		27,412		61,295		88,707		62,779
Benefits paid		(46,460)		(25,277)		(71,737)		(75,010)
Net post-employment liability at end of year	Ps.	212,665	Ps.	741,583	Ps.	954,248	Ps.	772,482

The post-employment benefits as of December 31, 2025 and 2024, and remeasurements adjustments for the years ended December 31, 2025 and 2024, are summarized as follows:

	2025		2024
Pensions:
Defined benefit obligations	Ps.	587,046	Ps.	562,196
Plan assets		374,381		389,703
Unfunded status of plans		212,665		172,493
Remeasurements adjustments (1)		27,412		(10,297)

Seniority premiums:
Defined benefit obligations	Ps.	787,605	Ps.	642,268
Plan assets		46,022		42,279
Unfunded status of plans		741,583		599,989
Remeasurements adjustments (1)		61,295		73,076

(1)	On defined benefit obligations and plan assets.

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

The weighted average asset allocation of the plan assets by asset category as of December 31, 2025 and 2024, was as follows:

	2025	2024
Equity securities (1)	24.0%	45.0%
Fixed rate instruments	76.0%	55.0%
Total	100.0%	100.0%

(1)	Included within plan assets at December 31, 2025 and 2024, are shares of the Company held by the trust with a fair value of Ps.32,239 and Ps.21,236, respectively.

The weighted average expected long-term rate of return of plan assets of 9.31% and 10.48% were used in determining net periodic pension cost in 2025 and 2024, respectively. The rate used reflected an estimate of long-term future returns for the plan assets. This estimate was primarily a function of the asset classes (equities versus fixed income) in which the plan assets were invested and the analysis of past performance of these asset classes over a long period of time.

This analysis included expected long-term inflation, and the risk premiums associated with equity investments and fixed income investments.

The following table summarizes the Group’s plan assets measured at fair value on a recurring basis as of December 31, 2025 and 2024:

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2025		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Common Stocks (1)	Ps.	32,239	Ps.	32,239	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		28,894		28,894		—		—
Money market securities (3)		169,603		169,603		—		—
Other equity securities		176,215		176,215		—		—
Total investment assets		406,951		406,951		—		—
Cash management		13,452		—		—		—
Total investment assets and cash management	Ps.	420,403	Ps.	406,951	Ps.	—	Ps.	—

			Quoted Prices in		Internal Models		Internal Models
	Balance as of		Active Markets		with Significant		with Significant
	December 31,		for Identical		Observable		Unobservable
	2024		Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)
Common Stocks (1)	Ps.	21,236	Ps.	21,236	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) (2)		25,095		25,095		—		—
Money market securities (3)		207,910		207,910		—		—
Other equity securities		165,755		165,755		—		—
Total investment assets		419,996		419,996		—		—
Cash management		11,986		—		—		—
Total investment assets and cash management	Ps.	431,982	Ps.	419,996	Ps.	—	Ps.	—

(1)	Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. All common stocks included in this line relate to the Company’s CPOs.

(2)	Mutual funds consist of fixed rate instruments. These are valued at the net asset value provided by the administrator of the fund.
(3)	Money market securities consist of government debt securities, which are valued based on observable prices from the new issue market, benchmark quotes, secondary trading and dealer quotes.

The Group did not make significant contributions to its plan assets in 2025 and 2024 and does not expect to make significant contributions to its plan assets in 2026.

The weighted average duration of the defined benefit plans as of December 31, 2025 and 2024, were as follows:

	2025	2024
Seniority Premiums	8.5 years	8.8 years
Pensions	2.6 years	2.9 years

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

At December 31, 2025, shares of capital stock and CPOs consisted of (in millions):

		Repurchased	Held by a
	Authorized and	by the	Company’s
	Issued (1)	Company (2)	Trust (3)	Outstanding
Series “A” Shares	118,614.2	0.0	(7,690.6)	110,923.6
Series “B” Shares	54,882.2	0.0	(7,010.4)	47,871.8
Series “D” Shares	83,562.7	0.0	(7,403.0)	76,159.7
Series “L” Shares	83,562.7	0.0	(7,403.0)	76,159.7
Total	340,621.8	0.0	(29,507.0)	311,114.8

Shares in the form of CPOs	279,337.5	0.0	(24,747.3)	254,590.2
Shares not in the form of CPOs	61,284.3	0.0	(4,759.7)	56,524.6
Total	340,621.8	0.0	(29,507.0)	311,114.8
CPOs	2,387.5	0.0	(211.5)	2,176.0

(1)	As of December 31, 2025, the authorized and issued capital stock amounted to Ps.3,933,549 (nominal Ps.1,970,999). In connection with the Spin-off carried out on January 31, 2024, and the Company’s distribution of the Spun-off Businesses to Ollamani, the Company reduced its capital stock on that date in the amount of Ps.752,071 (nominal Ps.376,844), without having modified the number of outstanding shares of the Company (see Notes 3 and 28).
(2)	In connection with a share repurchase program that was approved by the Company’s stockholders and is exercised at the discretion of management. During the years ended December 31, 2025 and 2024, the Company did not buy any shares under this program. In April 2024, the Company´s stockholders approved the cancellation in May 2024 of 3,217.5 million shares of the Company’s capital stock in the form of 27.5 million CPOs, which were repurchased by the Company in 2023.
(3)	Primarily in connection with the Company’s Long-Term Retention Plan (“LTRP”) described below.

A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2025 and 2024, is presented as follows (in millions):

	Series “A”	Series “B”	Series “D”	Series “L”	Shares	CPOs
	Shares	Shares	Shares	Shares	Outstanding	Outstanding
As of January 1, 2024	113,441.7	50,345.4	80,094.7	80,094.7	323,976.5	2,288.4
Acquired (1)	(976.2)	(859.2)	(1,366.8)	(1,366.8)	(4,569.0)	(39.0)
Forfeited (1)	(1,466.9)	(1,290.9)	(2,053.6)	(2,053.6)	(6,865.0)	(58.7)
Released (1)	621.7	547.0	870.3	870.3	2,909.3	24.9
As of December 31, 2024	111,620.3	48,742.3	77,544.6	77,544.6	315,451.8	2,215.6
Acquired (1)	(1,535.3)	(1,351.0)	(2,149.3)	(2,149.3)	(7,184.9)	(61.4)
Forfeited (1)	(320.9)	(282.4)	(449.3)	(449.3)	(1,501.9)	(12.8)
Released (1)	1,159.5	762.9	1,213.7	1,213.7	4,349.8	34.6
As of December 31, 2025	110,923.6	47,871.8	76,159.7	76,159.7	311,114.8	2,176.0

(1)	Acquired, forfeited or released by a Company’s trust in connection with the LTRP described below.

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

At December 31, 2025, the restated for inflation tax value of the Company’s common stock was Ps.54,652,277. In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 18).

Long-Term Retention Plan

The Company has adopted an LTRP for the conditional sale of the Company’s capital stock to key Group officers and employees under a special purpose trust.

At the Company’s annual general ordinary stockholders’ meeting held on April 2, 2013, the Company’s stockholders approved that the number of CPOs that may be granted annually under the LTRP shall be up to 1.5% of the capital of the Company. As of December 31, 2025, approximately 4.0 million CPOs or CPO equivalents that were transferred to LTRP participants were sold in the open market during 2023, 2024 and 2025. Additional sales will continue to take place during or after 2026.

The special purpose trust created to implement the LTRP as of December 31, 2025 had approximately 246.8 million CPOs or CPO equivalents. This figure is net of approximately 28.6 million, 20.4 million and 32.3 million CPOs or CPO equivalents vested in 2023, 2024 and 2025, respectively. Of the 246.8 million CPOs or CPO equivalents approximately 83.5% are in the form of CPOs and the remaining 16.5% are in the form of Series “A”, Series “B”, Series “D” and Series “L” Shares, not in the form of CPO units. As of December 31, 2025, approximately 169,116 million CPOs or CPO equivalents were held by a Company trust and will become vested between 2026 and 2028 at prices ranging from Ps.17.16 to Ps.1.60 per CPO, which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment Operating Income Before Depreciation and Amortization, or OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

Historically, the price at which the conditional sales of the awards were made to beneficiaries was based on the lowest of (i) the closing price of the CPO on March 31 of the year of the relevant award and (ii) the average price of the CPO during the first three months of the year of the relevant award. Beginning with the grants awarded in respect of fiscal year 2020 under the LTRP, a portion of such awards is granted at the sale price described before, and the remaining part of the relevant awards at a sale price equal to the nominal value of the CPO, which was determined at Ps.1.60 per CPO.

During the year ended December 31, 2025, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 7,184.9 million shares of the Company in the form of 61.4 million CPOs, which were acquired in the amount of Ps.495,832 and (ii) 1,501.9 million shares in the form of 12.8 million CPOs, in connection with forfeited rights under this Plan. Also, the trust released 4,057.3 million shares of the Company in the form of 34.6 million CPOs and 292.5 million Serie “A” Shares not in the form of CPOs.

During the year ended December 31, 2024, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 4,569.0 million shares of the Company in the form of 39.0 million CPOs, which were acquired in the amount of Ps.378,894; (ii) 4,284.7 million shares of the Company in the form of 36.6 million CPOs and 88.1 million shares of the Company in the form of 0.8 million CPOs which were cancelled in the third and fourth quarter of 2024, respectively, in connection with agreements entered into by the Company and certain officers for shares that were conditionally sold to these executives in 2019, which conditions had not yet been satisfied; and (iii) 2,492.2 million shares of the Company in the form of 21.3 million CPOs, in connection with forfeited rights under this Plan. Also, the trust for the LTRP released 2,909.3 million shares of the Company in the form of 24.9 million CPOs.

During the years ended December 31, 2025 and 2024, the Company made a funding for acquisition of shares in the aggregate amount of Ps.594,200 and Ps.132,572, respectively, to the trust held for the Company’s LTRP.

The Group has determined its share-based compensation expense (see Note 2 (y)), by using the BSPM at the date on which the stock was conditionally sold to certain officers and employees of the Company under the Company’s LTRP, based on the following arrangements and weighted-average assumptions:

	Long-Term Retention Plan
Arrangements:
Year of grant	2023	2024	2025
Number of CPOs or CPOs equivalent granted	11,600	52,539	106,458
Contractual life	3.00 years	3.00 years	3.00 years

Assumptions:
Dividend yield	2.5%	3.21%	4.8%
Expected volatility (1)	45.51%	42.83%	43.91%
Risk-free interest rate	9.05%	9.57%	7.95%
Expected average life of awards	3.00 years	3.00 years	3.00 years

(1)	Volatility was determined by reference to historically observed prices of the Company’s CPOs.

A summary of the stock conditionally sold to employees under the LTRP as of December 31, 2025 and 2024, is presented below (in Mexican pesos and thousands of CPOs):

	2025		2024
	CPOs or CPOs	Weighted-Average	CPOs or CPOs	Weighted-Average
	Equivalent	Exercise Price	Equivalent	Exercise Price
Long-Term Retention Plan:
Outstanding at beginning of year	159,953	11.64	176,898	23.72
Conditionally sold	106,458	4.41	52,539	6.25
Paid by employees	(45,631)	1.60	(3,841)	1.60
Forfeited	(12,744)	38.39	(65,643)	41.09
Outstanding at end of year	208,036	8.45	159,953	11.64
To be paid by employees at end of year	38,920	23.61	63,643	17.09

As of December 31, 2025 and 2024, the weighted-average remaining contractual life of the stock conditionally sold to employees under the LTRP is 1.29 years and 1.16 years, respectively.

18.	Retained Earnings and Accumulated Other Comprehensive Income or loss

(a)   Retained Earnings:

	Legal		Unappropriated		Net Loss		Retained
	Reserve		Earnings		for the Year		Earnings
Balance at January 1, 2024	Ps.	2,139,007		126,684,025		(8,422,730)		120,400,302
Spun-off Businesses to Ollamani		(340,623)		(5,560,995)		—		(5,901,618)
Appropriation of net loss relating to 2023		—		(8,422,730)		8,422,730		—
Dividends		—		(1,018,954)		—		(1,018,954)
Sale of repurchased shares		—		736,165		—		736,165
Cancellation of sale of shares		—		1,636,187		—		1,636,187
Share-based compensation		—		488,832		—		488,832
Shares cancellation		—		(336,213)		—		(336,213)
Acquisition of non-controlling interests in Sky		—		4,301,921		—		4,301,921
Net loss attributable to stockholders of the Company		—		—		(8,265,520)		(8,265,520)
Balance at December 31, 2024		1,798,384		118,508,238		(8,265,520)		112,041,102
Appropriation of net loss relating to 2024		—		(8,265,520)		8,265,520		—
Dividends		—		(1,018,954)		—		(1,018,954)
Sale of repurchased shares		—		(185,210)		—		(185,210)
Cancellation of sale of shares		—		609,964		—		609,964
Share-based compensation		—		373,509		—		373,509
Net loss attributable to stockholders of the Company		—		—		(9,168,271)		(9,168,271)
Balance at December 31, 2025	Ps.	1,798,384	Ps.	110,022,027	Ps.	(9,168,271)	Ps.	102,652,140

In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. As of December 31, 2025 and 2024, the Company’s legal reserve amounted to Ps.1,798,384, respectively, and was classified into retained earnings in consolidated equity. As the legal reserve reached 20% of the capital stock amount, no additional increases were required in 2025, 2024 and 2023. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the Company’s stockholders.

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

In April 2025, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D” and “L” Shares, not in the form of a CPO unit, which was paid in cash in June 2025, in the aggregate amount of Ps.1,018,954.

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

As of December 31, 2025, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican income tax amounted to Ps.100,593,396.

(b)   Accumulated Other Comprehensive Income or (Loss):

							Exchange		Remeasurement		Derivative		Share of
							Differences on		of Post-		Financial		Income
			Other				Translating		Employment		Instruments		of Associates
	Open-Ended		Equity		Exercised		Foreign		Benefit		Cash Flow		and Joint		Income
	Fund		Instruments		Warrants		Operations		Obligations		Hedges		Ventures		Taxes		Total
Accumulated at January 1, 2024	Ps.	1,372,444	Ps.	(1,090,514)	Ps.	(23,602,220)	Ps.	98,451	Ps.	(826,795)	Ps.	120,364	Ps.	8,633,343	Ps.	5,428,134	Ps.	(9,866,793)
Changes in other comprehensive (loss) income		(66,098)		(202,208)		—		285,502		(51,684)		1,857,456		(7,061,676)		2,222,726		(3,015,982)
Accumulated at December 31, 2024		1,306,346		(1,292,722)		(23,602,220)		383,953		(878,479)		1,977,820		1,571,667		7,650,860		(12,882,775)
Changes in other comprehensive (loss) income		149,092		898,085		—		(130,627)		(85,724)		(2,242,294)		3,905,450		(1,483,984)		1,009,998
Accumulated at December 31, 2025	Ps.	1,455,438	Ps.	(394,637)	Ps.	(23,602,220)	Ps.	253,326	Ps.	(964,203)	Ps.	(264,474)	Ps.	5,477,117	Ps.	6,166,876	Ps.	(11,872,777)

19.	Non-controlling Interests

Non-controlling interests as of December 31, 2025 and 2024, consisted of:

	2025		2024
Capital stock	Ps.	747,477	Ps.	771,485
Additional paid-in capital		2,952,806		2,952,806
Legal reserve		149,749		149,970
Retained earnings from prior years (1)		5,411,143		5,449,774
Net income (loss) for the year		233,242		(62,860)
Accumulated other comprehensive loss:
Remeasurement of post-employment benefit obligations on defined benefit plans		(21,694)		(19,606)
	Ps.	9,472,723	Ps.	9,241,569

(1)	In the years ended December 31, 2025 and 2024, the Group did not pay dividends to its non-controlling interests.

In June 2024, the Group concluded an agreement for the acquisition of an interest in Sky previously held by AT&T as a non-controlling interest and became owner of 100% of the equity of Sky. As a result of this transaction, the Group (i) reduced its non-controlling interests in consolidated equity; (ii) increased its consolidated retained earnings attributable to stockholders of the Company in the amount of Ps.4,301,921, which resulted primarily from the excess of the amount of the non-controlling interest acquired measured in accordance with IFRS Accounting Standards over the fair value of the liability assumed by the Group; and (iii) accounted for the transaction price to be paid in 2027 and 2028, as part of other long-term liabilities in the Group’s consolidated statement of financial position as of December 31, 2025 and 2024 (see Notes 3 and 14).

Amounts of consolidated current assets, non-current assets, current liabilities and non-current liabilities of Empresas Cablevisión as of December 31, 2025 and 2024, are set forth as follows:

	Empresas Cablevisión (1)
	2025		2024
Assets:
Current assets	Ps.	10,456,163	Ps.	8,351,193
Non-current assets		18,187,625		19,935,495
Total assets		28,643,788		28,286,688

Liabilities:
Current liabilities		6,134,255		7,050,863
Non-current liabilities		2,798,253		1,727,061
Total liabilities		8,932,508		8,777,924
Net assets	Ps.	19,711,280	Ps.	19,508,764

(1)	Company’s non-controlling interest of 48.5% as of December 31, 2025, and 2024, respectively.

Amounts of consolidated revenues, net income and comprehensive income of Empresas Cablevisión for the years ended December 31, 2025 and 2024, are set forth as follows:

	Empresas Cablevisión
	2025		2024
Revenues	Ps.	14,588,889	Ps.	14,628,084
Net income (loss)		456,967		(93,660)
Comprehensive income (loss)		455,528		(110,247)

Amounts of consolidated summarized cash flows of Empresas Cablevisión for the years ended December 31, 2025 and 2024, are set forth as follows:

	Empresas Cablevisión
	2025		2024
Cash flows from operating activities	Ps.	3,808,357	Ps.	5,037,835
Cash flows used in investing activities		(1,698,126)		(1,696,109)
Cash flows used in financing activities		(634,624)		(1,575,575)
Net increase in cash and cash equivalents	Ps.	1,475,607	Ps.	1,766,151

20.	Related Parties

The principal transactions carried out by the Group with related parties, including affiliated companies, equity investees, stockholders and entities in which stockholders have an equity interest, for the years ended December 31, 2025, 2024 and 2023, were as follows:

	2025		2024		2023
Revenues, other income and interest income:
Royalties (a)	Ps.	106,218	Ps.	111,766	Ps.	—
Transmission rights (b)		1,309,149		1,312,319		1,516,369
Telecom services (c)		264,753		650,197		466,957
Administrative services (d)		226,341		220,027		73,430
Advertising (e)		2,344,001		1,659,121		1,902,307
Interest income (f)		271,314		540,488		685,098
Lease (g)		419,332		529,716		412,329
	Ps.	4,941,108	Ps.	5,023,634	Ps.	5,056,490
Costs and expenses:
Donations	Ps.	15,000	Ps.	30,000	Ps.	30,000
Advertising		37,526		167,079		266,834
Administrative services (d)		66,844		83,870		66,597
Interests expense		—		12,798		—
Technical services (h)		—		—		299,192
Programming production, transmission rights and telecom (i)		3,637,672		4,412,001		5,176,944
	Ps.	3,757,042	Ps.	4,705,748	Ps.	5,839,567

(a)	In 2025 and 2024 the Group received royalties from Ollamani for the use of certain brands.
(b)	The Group received other income in respect of services rendered to TelevisaUnivision in 2025, 2024 and 2023.
(c)	The Group received revenue in respect of services provided to Ollamani in 2025, to TelevisaUnivision in 2025, 2024 and 2023, and to a subsidiary of AT&T in 2023. Until June 2024, AT&T was a related party (see Note 3).
(d)	The Group received other income from affiliates for various services, such as property and equipment rental, security, and other services, at rates which are negotiated. The Group provided management services to affiliates, which reimburse the Group for incurred payroll and related expenses. Included administrative services provided to Tritón, TelevisaUnivision and Ollamani.
(e)	In 2025, 2024 and 2023 the Group recognized advertising revenue from TelevisaUnivision.

(f)	In 2025, 2024 and 2023, included interest income from GTAC and Televisa, S. de R.L. de C.V., the latter in connection with a long-term credit agreement with the Company, as described below.
(g)	The Group received other income in respect of operating lease agreements with certain companies of TelevisaUnivision, Ollamani and Tritón.
(h)	In 2023, Sky received services from a subsidiary of AT&T for play-out, uplink and downlink of signals.
(i)	The Group made payments for telecom services to GTAC, the cost of programming of TelevisaUnivision, and payments for transmission rights to AT&T in 2023.

Other transactions with related parties carried out by the Group in the normal course of business include the following:

(1)	Two Mexican banks have made loans to the Group. Some members of the Company’s Board serve or have served as Board members of these banks.
(2)	Several other current members of the Company’s Board serve as members of the Boards and/or are stockholders of other companies, some of which purchased advertising services from the Group in connection with the promotion of their respective products and services.
(3)	During 2025, 2024 and 2023, a professional services firm in which the current Secretary of the Company’s Board maintains an interest, provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.30,483, Ps.38,110 and Ps.31,168, respectively.
(4)	During 2025, 2024 and 2023, a professional services firm in which two current directors of the Company maintain an interest provided finance advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.19,599, Ps.18,815 and Ps.17,068, respectively.
(5)	In 2025, 2024 and 2023, the Group entered into contracts leasing office space directly or indirectly from certain of our directors and officers for an aggregate annual amount of Ps.28,661, Ps.27,743 and Ps.32,263, respectively.

During 2025, 2024 and 2023, the Group paid to its directors, alternate directors and officers an aggregate compensation of Ps.638,176, Ps.527,596 and Ps.692,869, respectively, for services in all capacities. This compensation included certain amounts related to the use of assets and services of the Group, as well as travel expenses reimbursed to directors and officers. Projected benefit obligations related to the Group’s directors, alternate directors and officers amounted to Ps.286,140, Ps.228,912 and Ps.206,851 as of December 31, 2025, 2024 and 2023, respectively. Cumulative contributions made by the Group to the pension and seniority premium plans on behalf of these directors and officers amounted to Ps.87,508, Ps.78,808 and Ps.75,479 as of December 31, 2025, 2024 and 2023, respectively. In addition, the Group has made conditional sales of the Company’s CPOs to its directors and officers under the LTRP.

The balances of receivables and payables between the Group and related parties as of December 31, 2025 and 2024, were as follows:

	2025		2024
Current receivables:
Televisa, S. de R.L. de C.V. (“Televisa”) (1) (2)	Ps.	383,118	Ps.	200,156
Ollamani (3)		243,072		30,179
Televisa Producciones, S.A. de C.V. (1)		28,100		24,020
ECO Producciones, S.A. de C.V. (1)		10,811		11,012
Tritón Comunicaciones, S.A. de C.V.		21,288		20,803
TelevisaUnivision		5,237		6,837
Other		35,850		46,546
	Ps.	727,476	Ps.	339,553

Non-current receivables:
Televisa (1) (4)	Ps.	—	Ps.	3,293,463

Current payables:
Televisa (1) (2)	Ps.	216,436	Ps.	195,820
Televisa Producciones, S.A. de C.V. (1)		3,920		613
Ollamani		1,586		4,841
Desarrollo Vista Hermosa, S.A. de C.V. (1)		320		—
Other		2,344		1,140
	Ps.	224,606	Ps.	202,414

(1)	An indirect subsidiary of TelevisaUnivision.
(2)	Represents current receivables from Televisa, which included transmission services as of December 31, 2025 and 2024; and advertising services as of December 31, 2025. Current payables to Televisa were related primarily to programming services for our Telecom segment.
(3)	Represents current receivables from Ollamani, which included administrative and network services as of December 31, 2025.
(4)	In January 2022, Televisa entered into a long-term credit agreement with the Company in the principal amount of Ps.5,738,832, with a fixed annual interest rate of 10.2% through October 2023, and 12.8% thereafter. Under the terms of this agreement, principal and interest were payable at maturity on April 30, 2026, and prepayments of principal could be made by debtor at any time without any penalty. In 2023 and 2024, Televisa made prepayments of principal in the amounts of Ps.2,374,640 and Ps.1,817,076, respectively. As of December 31, 2024, amounts receivable from Televisa in connection with this long-term credit amounted to Ps.3,293,463. On October 31, 2025, Televisa prepaid to the Company all of the remaining amounts payable as of that date under this credit agreement in the aggregate amount of Ps.3,218,617.

The Group has recognized as deferred revenue a prepayment made by TelevisaUnivision in January 2022 in the aggregate amount of U.S.$276.2 million (Ps.5,729,377), for the use of concession rights owned by the Group over a period ending in January 2042. The current and non-current portions of this deferred revenue amounted to Ps.287,667 and Ps.4,315,012, and to Ps.287,667 and Ps.4,602,679, as of December 31, 2025 and 2024, respectively (see Note 2).

All significant current account balances included in amounts due from related parties bear interest. In 2025 and 2024, the Group charged average interest rates of 9.4% and 12.0%, respectively. Advances and receivables are short-term in nature; however, these current accounts do not have specific due dates.

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

The amounts of depreciation, amortization and other amortization included in cost of revenues, selling expenses, administrative expenses and discontinued operations for the years ended December 31, 2025, 2024 and 2023, were as follows:

	2025		2024		2023
Cost of revenues	Ps.	14,306,963	Ps.	16,403,197	Ps.	17,938,429
Selling expenses		143,095		160,392		237,581
Administrative expenses		2,711,839		3,994,892		3,353,367
Discontinued operations		—		31,508		361,840
	Ps.	17,161,897	Ps.	20,589,989	Ps.	21,891,217

The amounts of expenses related to IFRS 16 included in cost of revenues, selling expenses and administrative expenses for the years ended December 31, 2025 and 2024, were as follows:

	2025		2024
Expenses relating to variable lease payment not included in the measurement of the lease liability	Ps.	335,313	Ps.	281,709
Expenses relating to short-term leases and leases of low-value assets		260,958		177,946
Total	Ps.	596,271	Ps.	459,655

Expenses related to short-term employee benefits, share-based compensation and post-employment benefits and incurred by the Group for the years ended December 31, 2025, 2024 and 2023, were as follows:

	2025		2024		2023
Short-term employee benefits	Ps.	12,244,970	Ps.	12,768,333	Ps.	14,066,490
Other short-term employee benefits		762,818		571,359		795,740
Share-based compensation		373,509		488,832		748,500
Post-employment benefits		141,393		135,731		87,657
Discontinued operations		—		2,044,661		1,494,544
	Ps.	13,522,690	Ps.	16,008,916	Ps.	17,192,931

22.	Other Expense, Net

Other (expense) income for the years ended December 31, 2025, 2024 and 2023, is analyzed as follows:

	2025		2024		2023
(Loss) gain on disposition of property and equipment	Ps.	(706,583)	Ps.	(622,233)	Ps.	48,036
Dismissal severance expense (1)		(420,774)		(776,069)		(1,003,358)
Legal and financial advisory and professional services (2)		(199,331)		(1,048,698)		(265,310)
Donations		(15,000)		(30,000)		(30,000)
Recovery of an insurance claim		372,991		—		—
Write-off of unrecoverable indirect taxes, net (3)		—		(1,151,869)		—
Impairment adjustments (4)		—		(3,064,319)		—
Surcharges for payments of income taxes from prior years (5)		—		(405,916)		—
Gain on sale of property (6)		—		2,582,339		—
Interest income related to Asset Tax recovered from prior years		—		182,923		315,778
Expense related to Hurricane “Otis” (7)		—		—		(329,721)
Deferred compensation plan liability (8)		—		—		337,450
Other, net		(45,127)		(221,058)		13,324
		(1,013,824)		(4,554,900)		(913,801)

(1)	Included severance expenses for dismissals of personnel in the Group’s Telecom segment, as a part of a continued cost reduction plan.
(2)	Included primarily advisory and professional services in connection with certain litigation, financial advisory, and other matters. In 2024, included a provision for legal expenses in the amount of Ps.772,157 (see Notes 3 and 20).
(3)	In 2024, the Group made a net write-off of unrecoverable indirect taxes.
(4)	In 2024, included impairment adjustments of Ps.450,000 in goodwill, and Ps.2,614,319 in intangible assets with indefinite useful lives and other long-lived assets (see Notes 2(s), 11, 12 and 13).
(5)	In 2024, included surcharges for income taxes in connection with income tax assessments made by the Mexican Tax authority for prior years.
(6)	In 2023 some companies in the Group sold property to companies in the Group’s former Other Businesses segment, which gain on sale of property became realized on January 31, 2024, in connection with the Spin-off carried on by the Company on that date (see Note 3).
(7)	In 2023, includes non-recurring expense related to damage caused by Hurricane “Otis”.
(8)	In the fourth quarter of 2023, the Group cancelled a deferred compensation plan for certain officers and recognized an income for the write-off of the related liability.

23.	Finance Expense, Net

Finance (expense) income, net, for the years ended December 31, 2025, 2024 and 2023, included:

	2025		2024		2023
Interest expense (1)	Ps.	(7,508,600)	Ps.	(7,975,554)	Ps.	(7,742,095)
Other finance expense, net (2)		—		—		(134,847)
Foreign exchange loss, net (4)		—		(837,200)		(149,151)
Finance expense		(7,508,600)		(8,812,754)		(8,026,093)
Interest income (3)		2,666,834		3,343,856		3,180,192
Other finance income, net (2)		302,287		773,727		—
Foreign exchange gain, net (4)		399,193		—		—
Finance income		3,368,314		4,117,583		3,180,192
Finance expense, net	Ps.	(4,140,286)	Ps.	(4,695,171)	Ps.	(4,845,901)

(1)

Interest expense for the years ended December 31, 2025, 2024 and 2023 included: (i) interest related to lease liabilities in the aggregate amount of Ps.308,753, Ps.291,802 and Ps.347,365, respectively; (ii) interest related to satellite transponder lease agreements that were recognized before adoption of IFRS 16, in the aggregate amount of Ps.154,267, Ps.177,128 and Ps.202,864, respectively; (iii) interest related to obligations incurred for dismantling certain equipment of the Group’s networks, in the aggregate amount of Ps.56,668, Ps.58,051 and Ps.61,762, respectively; (iv) amortization of finance costs in the aggregate amount of Ps.89,862, Ps.144,212 and Ps.147,165, respectively; and (v) finance expense (income) related to prepayment of long-term debt in the aggregate amount of Ps.78,579 and Ps.(423,204), for the years ended December 31, 2024 and 2023, respectively (see Notes 2 and 14).

(2)	Other finance income or expense, net, included fair value net gain or loss from derivative financial instruments (see Note 15).
(3)	Interest income included primarily interest from cash equivalents in 2025,2024 and 2023, and short-term investments in 2025.
(4)	Foreign exchange gain or loss, net, for the years ended December 31, 2025, 2024 and 2023, resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s average U.S. dollar-denominated net asset or liability position, excluding designated hedging long-term debt of the Group’s investments in TelevisaUnivision and Open-Ended Fund (see Notes 2(e), 4 and 14). The exchange rate of the Mexican peso against the U.S. dollar was of Ps.18.0165, Ps.20.8691 and Ps.16.9325, as of December 31, 2025, 2024 and 2023, respectively.

24.	Income Taxes

The income tax benefit (expense) for the years ended December 31, 2025, 2024 and 2023, was comprised of:

	2025		2024		2023
Income taxes, current (1)	Ps.	417,424	Ps.	(4,238,483)	Ps.	(1,771,404)
Income taxes, deferred		(8,348,938)		3,549,896		(589,230)
	Ps.	(7,931,514)	Ps.	(688,587)	Ps.	(2,360,634)

(1)	The current income tax of Mexican companies payable in Mexico represented 105%, 99% and 96% of total current income taxes in 2025, 2024 and 2023, respectively.

The Mexican corporate income tax rate was 30% in 2025, 2024 and 2023.

The following items represent the principal differences between income taxes computed at the statutory rate and the Group’s provision for income taxes.

	%	%	%
	2025	2024	2023
Statutory income tax rate	30	30	30
Differences between accounting and tax bases, including tax inflation gain that is not recognized for accounting purposes	(117)	6	(15)
Taxes from prior years	(285)	(6)	(15)
Tax loss carryforwards (1)	(328)	(51)	(21)
Foreign operations	(34)	14	(10)
Share of loss in associates and joint ventures, net	(56)	(4)	(20)
Recovery of asset tax from prior years	—	2	7
Effective income tax rate	(790)	(9)	(44)

(1)In 2025 includes primarily a write-off of tax losses at the expiration date.

The Group has recognized benefits from tax loss carryforwards of Mexican companies in the Group as of December 31, 2025 and 2024, for which it is expected that they will be used before expiration based on tax projections. The years of expiration of these tax loss carryforwards as of December 31, 2025, are as follows:

	Tax Loss
	Carryforwards
	for Which
	Deferred Taxes
Year of Expiration	Were Recognized
2026	Ps.	252,636
2027		10,030
2028		332,308
2029		2,031,322
2030		211,563
Thereafter		8,733,728
	Ps.	11,571,587

As of December 31, 2025, tax loss carryforwards of Mexican companies in the Group for which deferred tax assets were not recognized amounted to Ps.31,459,879 and will expire between 2026 and 2035.

As of December 31, 2025, tax loss carryforwards of subsidiaries in Central America, the United States and Europe amounted to Ps.2,716,012, of which Ps.1,458,703 have no expiration date, and the remaining will expire between 2026 and 2032. The Group has not recognized any deferred tax assets in connection with these tax loss carryforwards.

During 2025, 2024 and 2023, certain Mexican subsidiaries utilized operating tax loss carryforwards in the amounts of Ps.5,678,262, Ps.2,848,729 and Ps.1,656,195, respectively.

The deferred income taxes as of December 31, 2025 and 2024, were principally derived from the following temporary differences and tax loss carryforwards:

	2025		2024
Deferred Income Tax Assets:
Accrued liabilities (1)	Ps.	4,245,105	Ps.	3,058,391
Allowance for expected credit losses		434,023		458,366
Customer advances		1,651,555		1,820,602
Property, plant and equipment, net		3,192,183		6,798,230
Financial expenses pending tax deduction		4,078,692		4,904,829
Derivative financial instruments		113,924		—
Investments		—		398
Tax loss carryforwards:
Operating		3,395,685		3,129,246
Capital (2)		75,791		3,642,421

Deferred Income Tax Liabilities:
Investments		(318,240)		—
Prepaid expenses and other items (1)		(2,393,891)		(824,656)
Derivative financial instruments		—		(550,399)
Intangible assets and transmission rights		(3,415,330)		(3,491,393)
Deferred income tax assets of Mexican companies		11,059,497		18,946,035
Deferred income tax assets of certain foreign subsidiaries		356,025		433,278
Deferred income tax assets, net	Ps.	11,415,522	Ps.	19,379,313

(1)	As of December 31, 2025 includes deferred income taxes derived from right-of-use assets of Ps.823,589 and lease liabilities of Ps.1,346,993.
(2)	Until December 31, 2024 included the benefit from tax loss carryforwards derived from the disposal in 2014 of the Group’s investment in GSF, in the amount of Ps.2,925,086.

The deferred tax assets are from tax jurisdictions in which the Group considers that based on financial projections of its cash flows, results of operations, and synergies among companies in the Group, will generate taxable income in subsequent periods.

The gross roll-forward of deferred income tax assets, net, is as follows:

	2025		2024
At January 1	Ps.	19,379,313	Ps.	17,149,590
Statement of income (charge) credit		(8,348,938)		3,549,896
Other comprehensive income (“OCI”) credit (charge)		385,147		(457,913)
Retained earnings credit		—		(15,589)
Discontinued operations		—		5,151
Spun-off Businesses		—		(851,822)
At December 31	Ps.	11,415,522	Ps.	19,379,313

The roll-forward of deferred income tax assets and liabilities for the year 2025, was as follows:

			Credit
			(Charge) to
			Consolidated		Credit
			Statement of		(Charge)
			Income		to OCI and
	At January 1,		(Continuing		Retained		At December 31,
	2025		Operations)		Earnings		2025
Deferred Income Tax Assets:
Accrued liabilities	Ps.	3,058,391	Ps.	1,186,714	Ps.	—	Ps.	4,245,105
Allowance for expected credit losses		458,366		(24,343)		—		434,023
Customer advances		1,820,602		(169,047)		—		1,651,555
Property, plant and equipment, net		6,798,230		(3,606,047)		—		3,192,183
Derivative financial instruments		—		(558,764)		672,688		113,924
Financial expenses pending tax deduction		4,904,829		(826,137)		—		4,078,692
Investments		398		(398)		—		—
Tax loss carryforwards		6,771,667		(3,300,191)		—		3,471,476
Deferred income tax assets of foreign subsidiaries		433,278		(77,253)		—		356,025

Deferred Income Tax Liabilities:
Investments		—		(4,087)		(314,153)		(318,240)
Prepaid expenses and other items		(824,656)		(1,595,847)		26,612		(2,393,891)
Derivative financial instruments		(550,399)		550,399		—		—
Intangible assets and transmission rights		(3,491,393)		76,063		—		(3,415,330)
Deferred income tax assets, net	Ps.	19,379,313	Ps.	(8,348,938)	Ps.	385,147	Ps.	11,415,522

The roll-forward of deferred income tax assets and liabilities for the year 2024, was as follows:

			Credit		Credit
			(Charge) to		(Charge) to
			Consolidated		Consolidated				Credit
			Statement of		Statement of				(Charge)
			Income		Income				to OCI and
	At January 1,		(Continuing		(Discontinued		Spun-off		Retained		At December 31,
	2024		Operations)		Operations)		Businesses		Earnings		2024
Deferred Income Tax Assets:
Accrued liabilities	Ps.	3,115,699	Ps.	220,536	Ps.	—	Ps.	(277,844)	Ps.	—	Ps.	3,058,391
Allowance for expected credit losses		606,257		(104,516)		—		(43,375)		—		458,366
Customer advances		1,583,352		239,752		—		(2,502)		—		1,820,602
Property, plant and equipment, net		4,643,270		2,247,022		—		(92,062)		—		6,798,230
Financial expenses pending tax deduction		1,112,726		3,850,444		—		(58,341)		—		4,904,829
Investments		—		398		—		—		—		398
Tax loss carryforwards		9,838,300		(3,054,606)		—		(12,027)		—		6,771,667
Deferred income tax assets of foreign subsidiaries		335,651		97,627		—		—		—		433,278

Deferred Income Tax Liabilities:
Investments		(722,530)		657,628		—		—		64,902		—
Prepaid expenses and other items		(476,430)		(340,671)		5,151		(31,539)		18,833		(824,656)
Derivative financial instruments		(44,618)		51,456		—		—		(557,237)		(550,399)
Intangible assets and transmission rights		(2,842,087)		(315,174)		—		(334,132)		—		(3,491,393)
Deferred income tax assets, net	Ps.	17,149,590	Ps.	3,549,896	Ps.	5,151	Ps.	(851,822)	Ps.	(473,502)	Ps.	19,379,313

The tax (charge) credit of income taxes relating to components of other comprehensive income (loss), is as follows:

	2025
			Tax Credit
	Before Tax		(Charge)		After Tax
Remeasurement of post-employment benefit obligations	Ps.	(88,707)	Ps.	26,612	Ps.	(62,095)
Exchange differences on translating foreign operations		(130,627)		(1,868,236)		(1,998,863)
Derivative financial instruments cash flow hedges		(2,242,294)		672,688		(1,569,606)
Open-Ended Fund		149,092		(44,728)		104,364
Other equity instruments		898,085		(269,425)		628,660
Share of income of associates and joint ventures		3,905,450		—		3,905,450
Other comprehensive income	Ps.	2,490,999	Ps.	(1,483,089)	Ps.	1,007,910
Current tax			Ps.	(1,868,236)
Deferred tax				385,147
			Ps.	(1,483,089)

	2024
			Tax Credit
	Before Tax		(Charge)		After Tax
Remeasurement of post-employment benefit obligations	Ps.	(62,779)	Ps.	18,833	Ps.	(43,946)
Exchange differences on translating foreign operations		285,502		2,683,967		2,969,469
Derivative financial instruments cash flow hedges		1,857,456		(557,237)		1,300,219
Open-Ended Fund		(66,098)		19,829		(46,269)
Other equity instruments		(202,208)		60,662		(141,546)
Share of income of associates and joint ventures		(7,061,676)		—		(7,061,676)
Other comprehensive income	Ps.	(5,249,803)	Ps.	2,226,054	Ps.	(3,023,749)
Current tax			Ps.	2,683,967
Deferred tax				(457,913)
			Ps.	2,226,054

	2023
			Tax (Charge)
	Before Tax		Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	83,935	Ps.	(25,181)	Ps.	58,754
Exchange differences on translating foreign operations		(758,835)		(1,975,708)		(2,734,543)
Derivative financial instruments cash flow hedges		(287,536)		86,261		(201,275)
Open-Ended Fund		(741)		222		(519)
Other equity instruments		(698,903)		209,671		(489,232)
Share of income of associates and joint ventures		4,278,531		—		4,278,531
Other comprehensive income	Ps.	2,616,451	Ps.	(1,704,735)	Ps.	911,716
Current tax			Ps.	(1,975,708)
Deferred tax				270,973
			Ps.	(1,704,735)

Certain amendments were published in November 2025 to the Federal Tax Code and the Federal Income Law, that had a minimum impact on the Mexican Income Tax and Value Added Tax provisions, as part of the Economic Plan for 2026. In the Federal Income Law for 2025 and 2026, which was approved by the Mexican Federal Congress, the withholding income tax rate applicable to the payments of interest made by Mexican financial entities did not change compared to 2024 and remained at 0.50% for 2025 and was increased from 0.50% to 0.90% for 2026.

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

As of the reporting date, the Mexican government has taken steps toward the implementation of Pilar Two; however, the final scope, timing, and mechanics of the local rules remain subject to legislative developments. The Group’s management is actively monitoring these developments and potential implications. Based on a preliminary assessment performed to date, it is not expected that this taxation framework will have a material impact on the Group’s income tax expense; however, this assessment may change as additional guidance and legislation are finalized, particularly in Mexico.

The Group has applied the mandatory exception to the requirements in IAS 12 Income Taxes that an entity does not recognize and does not disclose information about deferred tax assets and liabilities related to the OECD Pillar Two Model income taxes.

25.	Earnings or Loss per CPO/Share

Basic Loss per CPO/Share

For the years ended December 31, 2025 and 2024, the weighted average for basic loss per CPO/Share of outstanding total shares, CPOs and Series “A,” Series “B,” Series “D,” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2025	2024
Total Shares	313,478,311	317,805,944
CPOs	2,197,224	2,235,675
Shares not in the form of CPO units:
Series “A” Shares	56,402,405	56,231,339
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

Basic loss per CPO and per each Series “A,” Series “B,” Series “D,” and Series “L” Share (not in the form of a CPO unit) attributable to stockholders of the Company for the years ended December 31, 2025, 2024 and 2023, are presented as follows:

	2025				2024				2023
			Per				Per				Per
	Per CPO		Share (*)		Per CPO		Share (*)		Per CPO		Share (*)
Continuing operations	Ps.	(3.42)	Ps.	(0.03)	Ps.	(3.06)	Ps.	(0.03)	Ps.	(3.24)	Ps.	(0.03)
Discontinued operations		0.0		0.0		0.02		0.0		0.23		0.0
Basic loss per CPO/Share attributable to stockholders of the Company	Ps.	(3.42)	Ps.	(0.03)	Ps.	(3.04)	Ps.	(0.03)	Ps.	(3.01)	Ps.	(0.03)

(*) Series “A”, “B”, “D”, and “L” Shares not in the form of CPO units.

Diluted Loss per CPO/Share

Diluted loss per CPO and per Share attributable to stockholders of the Company are calculated in connection with CPOs and shares in the LTRP unless anti-dilutive.

For the years ended December 31, 2025 and 2024, the weighted average for diluted (loss) earnings per CPO/Share of outstanding total shares, CPOs and Series “A,” Series “B,” Series “D,” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	2025	2024
Total Shares	340,621,798	340,621,798
CPOs	2,387,500	2,387,500
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

Diluted loss per CPO and per each Series “A,” Series “B,” Series “D,” and Series “L” Share (not in the form of a CPO unit) attributable to stockholders of the Company for the years ended December 31, 2025, 2024 and 2023, are presented as follows:

	2025				2024				2023
			Per				Per				Per
	Per CPO		Share (*)		Per CPO		Share (*)		Per CPO		Share (*)
Continuing operations	Ps.	(3.42)	Ps.	(0.03)	Ps.	(3.06)	Ps.	(0.03)	Ps.	(3.24)	Ps.	(0.03)
Discontinued operations		0.0		0.0		0.02		0.0		0.23		0.0
Diluted loss per CPO/Share attributable to stockholders of the Company	Ps.	(3.42)	Ps.	(0.03)	Ps.	(3.04)	Ps.	(0.03)	Ps.	(3.01)	Ps.	(0.03)

(*) Series “A”, “B”, “D”, and “L” Shares not in the form of CPO units.

26.	Segment Information

Beginning in the fourth quarter of 2025, the Group reports one operating segment, Telecom, with three categories of revenues based on the services provided to its customers: Residential, Satellite and Enterprise. Through September 30, 2025, the operating results of the Group’s telecommunications businesses were presented as two separate reportable segments (see Notes 2 (a) and 2 (d)).

In the fourth quarter of 2025, the Company’s management identified changes in operations that led to adjustments in its segment information, now identifying a single reportable segment. This change in segment reporting is the result of organizational changes that integrated the operations of the Group’s Cable and Sky businesses into one single business, and that the chief operating decision maker now analyzes the results of the Group’s operation, makes decisions and assigns resources to it as a single business. The changes identified included (i) the designation of a chief executive officer and chief financial officer for the Group’s Cable and Sky businesses as a single business; and (ii) a restructuring and integration process of the Group’s Cable and Sky businesses that was substantially concluded in the fourth quarter of 2025, which resulted in a consolidated operating cost structure between these two businesses, following the implementation of cost efficiencies and synergies across several operating and administrative areas.

The Group’s Residential operations include the operation of cable multiple systems covering the Mexico City metropolitan area, Monterrey and suburban areas, and over 200 other cities of Mexico, and derive revenues from cable subscribers, principally from basic and premium television services subscription, pay-per-view fees, installation fees, internet services subscription, telephone and mobile services subscription as well as from local and national advertising sales.

The Group’s Satellite operations include direct-to-home (DTH) broadcast satellite pay television services in Mexico, Central America and the Dominican Republic, and derive revenues from program services, installation fees, equipment rental to subscribers, and national advertising sales.

In addition, the Group has another small business, the Group’s Enterprise operations that include the operation of telecommunications (which includes both data transmission/internet and phone) facilities through a fiber-optic network that covers the most important cities and economic regions of Mexico and the cities of San Antonio and San Diego in the United States providing services to customers such as enterprises and government. Revenue is generated from the provision of data solutions and long-distance services to carriers and other telecommunications service providers through its fiber-optic network.

Although the Group’s Enterprise operations business could be considered a separate operating segment, it does not meet the quantitative thresholds required to be considered reportable and disclosed separately; the Company also determined that Enterprise operations also could be considered to share a majority of the aggregation criteria required by the applicable IFRS Accounting Standard, and as such, that it be combined into its single reportable segment, Telecom.

The Group’s single reportable segment is based on the current Group’s method of internal reporting.

The Group is organized on the basis of services and products. The Group’s single reportable segment is comprised by strategic business units that offer different telecommunication services and products. Prior period segment financial information has been recast to reflect the change in segment reporting that occurred in the fourth quarter of 2025 (see Note 2 (a)).

The table below presents information for the Group’s single reportable segment and a reconciliation to consolidated revenues and operating income of continuing operations for the years ended December 31, 2025, 2024 and 2023:

	2025		2024		2023
Telecom revenues:
Residential	Ps.	42,181,601	Ps.	42,960,423	Ps.	44,110,948
Satellite		12,396,984		15,034,659		17,582,229
Enterprise		4,299,565		4,265,782		4,529,659
Consolidated revenues	Ps.	58,878,150	Ps.	62,260,864	Ps.	66,222,836

Reconciliation of operating segment income to consolidated operating income:
Telecom operating segment income	Ps.	23,021,884	Ps.	23,157,927	Ps.	25,030,497
Corporate expenses		(448,896)		(756,045)		(1,031,223)
Intercompany operations		(173,751)		(154,990)		(120,366)
Depreciation and amortization		(17,160,521)		(20,510,853)		(21,107,312)
Other expense, net		(1,013,824)		(4,554,900)		(913,801)
Consolidated operating income	Ps.	4,224,892	Ps.	(2,818,861)	Ps.	1,857,795

Accounting Policies

The accounting policies of the segment are the same as those described in the Group’s summary of material accounting policies (see Note 2). The Group evaluates the performance of its segment and allocates resources to it based on consolidated operating income before corporate expenses, depreciation and amortization, and other expense, net.

Allocation of Corporate Expenses

Non-allocated corporate expenses primarily include share-based compensation expense for certain key officers and employees in connection with the Company’s LTRP, as well as other general expenses that, because of their nature and characteristics, are not subject to be allocated within the Group’s business segment.

The table below presents segment assets and liabilities as of December 31, 2025 and 2024:

	2025		2024
Segment assets	Ps.	120,532,090	Ps.	126,885,466
Segment liabilities		39,932,152		38,161,060

Reconciliation of segment assets to total assets as of December 31, 2025 and 2024, is as follows:

	2025		2024
Segment assets:	Ps.	120,532,090	Ps.	126,885,466
Equity investments attributable to:
Telecom		956,508		952,721
Other (1)		3,674,751		2,757,701

Goodwill attributable to:
Telecom		13,344,684		13,344,684
Other		110,314		110,314

Corporate assets:
Cash and cash equivalents		16,539,384		36,364,456
Short-term investments		11,397,798		—
Other accounts receivable, net		211,129		3,827,795
Income taxes receivable and other recoverable taxes		3,967,566		1,593,254
Non-current account receivable due from related party		341,719		3,538,497
Equity investment in TelevisaUnivision		40,694,190		43,220,986
Property and equipment, net		2,655,391		2,700,730
Investment property, net		2,624,274		2,706,528
Intangible assets, net		4,704,579		5,013,835
Deferred income tax assets		5,857,009		6,400,422
Other corporate assets		806,639		2,240,507
Total assets	Ps.	228,418,025	Ps.	251,657,896

(1)	Included investments in financial intruments in the aggregate amount of Ps.3,425,359 and Ps.2,494,711 as of December 31, 2025 and 2024, respectively.

Equity method (loss) gain recognized in income for the years ended December 31, 2025, 2024 and 2023 attributable to equity investments, was Ps.(2,074), Ps.32,171 and Ps.(827), respectively.

Equity method loss recognized in income for the years ended December 31, 2025, 2024 and 2023 attributable to equity investment in TelevisaUnivision, was Ps.(1,096,242), Ps.(212,433) and Ps.(4,095,851), respectively.

Equity method gain (loss) recognized in income for the years ended December 31, 2025, 2024 and 2023 attributable to other equity investments, was Ps.10,195, Ps.(2,315) and Ps.10,050, respectively.

Reconciliation of segment liabilities to total liabilities as of December 31, 2025 and 2024, is as follows:

	2025		2024
Segment liabilities	Ps.	39,932,152	Ps.	38,161,060
Debt not allocated to segments		76,049,047		90,376,976
Other corporate liabilities		9,907,965		11,424,235
Total liabilities	Ps.	125,889,164	Ps.	139,962,271

The table below presents additions to property, plant and equipment for the years ended December 31, 2025, 2024, and 2023:

	2025		2024		2023
Continuing operations:
Telecom	Ps.	12,053,756	Ps.	8,888,444	Ps.	13,900,991
Discontinued operations		—		—		768,182
Corporate assets		132,749		208,953		38,843
Total	Ps.	12,186,505	Ps.	9,097,397	Ps.	14,708,016

Geographical segment information:

					Additions to
			Segment Assets at		Property, Plant and
	Total Revenues		Year-End		Equipment
2025:
Mexico	Ps.	57,790,527	Ps.	105,053,762	Ps.	11,975,898
Other countries (1)		1,087,623		15,478,328		210,607
	Ps.	58,878,150	Ps.	120,532,090	Ps.	12,186,505
2024:
Mexico	Ps.	61,115,393	Ps.	110,590,724	Ps.	8,997,716
Other countries (1)		1,145,471		16,294,742		99,681
	Ps.	62,260,864	Ps.	126,885,466	Ps.	9,097,397
2023:
Mexico	Ps.	65,250,298	Ps.	144,856,678	Ps.	14,565,065
Other countries (1)		972,538		13,424,941		142,951
	Ps.	66,222,836	Ps.	158,281,619	Ps.	14,708,016

(1)	This revenue is primarily derived from Central America.

Revenues are attributed to geographical segment based on the location of customers.

Disaggregation of Total Revenues

The table below presents total revenues of continuing operations for the reportable segment disaggregated by major service/product lines and primary geographical market for the years ended December 31, 2025, 2024 and 2023:

	Domestic		Abroad		Total
2025:
Broadband (a)	Ps.	25,272,930	Ps.	—	Ps.	25,272,930
Content (a)		11,060,407		—		11,060,407
Telephony (a)		2,749,340		—		2,749,340
Advertising		2,730,359		—		2,730,359
DTH Broadcast Satellite TV (a)		11,159,663		604,283		11,763,946
Other income		999,733		1,870		1,001,603
Enterprise		3,818,095		481,470		4,299,565
Consolidated revenues	Ps.	57,790,527	Ps.	1,087,623	Ps.	58,878,150

	Domestic		Abroad		Total
2024:
Broadband (a)	Ps.	23,948,229	Ps.	—	Ps.	23,948,229
Content (a)		12,988,987		—		12,988,987
Telephony (a)		2,964,230		—		2,964,230
Advertising		2,565,552		—		2,565,552
DTH Broadcast Satellite TV (a)		13,719,683		665,409		14,385,092
Other income		1,138,006		4,986		1,142,992
Enterprise		3,790,706		475,076		4,265,782
Consolidated revenues	Ps.	61,115,393	Ps.	1,145,471	Ps.	62,260,864

	Domestic		Abroad		Total
2023:
Broadband (a)	Ps.	21,440,699	Ps.	—	Ps.	21,440,699
Content (a)		15,019,807		—		15,019,807
Telephony (a)		4,464,983		—		4,464,983
Advertising		3,201,421		—		3,201,421
DTH Broadcast Satellite TV (a)		15,803,026		687,994		16,491,020
Other income		1,068,170		7,077		1,075,247
Enterprise		4,252,192		277,467		4,529,659
Consolidated revenues	Ps.	65,250,298	Ps.	972,538	Ps.	66,222,836

(a)	Residential revenues derive from the Group’s cable networks and include revenue from leasing set-top equipment to subscribers in the amount of Ps.8,452,368, Ps.8,131,852 and Ps.5,880,517, for the years ended December 31, 2025, 2024 and 2023, respectively. Satellite revenues derive from the Group’s direct-to-home (“DTH”) pay television system and include revenue from leasing set-top equipment to subscribers in the amount of Ps.2,817,341, Ps.3,771,384 and Ps.5,950,288, for the years ended December 31, 2025, 2024 and 2023, respectively. Revenue from leasing set-top equipment to subscribers is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group’s property, plant and equipment and is leased to subscribers through operating lease contracts.

Revenues from external customers for the years ended December 31, 2025, 2024 and 2023 are presented by sale source, as follows:

	2025		2024		2023
Services	Ps.	47,459,402	Ps.	50,128,039	Ps.	54,088,100
Leases (1)		11,269,709		11,903,236		11,830,805
Goods		149,039		229,589		303,931
Total	Ps.	58,878,150	Ps.	62,260,864	Ps.	66,222,836

(1)

This line includes primarily revenue from leasing set-top equipment to subscribers in the Group’s Telecom segment, which is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group’s property, plant and equipment and is leased to subscribers through operating lease contracts.

27.	Commitments and Contingencies

Commitments

As of December 31, 2025, the Group had commitments for transmission rights to be acquired, mainly related to special events, in the aggregate amount of U.S.$458.3 million (Ps.8,257,702) with various payment commitments to be made between 2026 and 2031.

As of December 31, 2025, the Group had commitments in the aggregate amount of Ps.2,441,731, of which Ps.2,274,003, were primarily commitments for cable network improvements and upgrades, and Ps.167,728, were commitments for the acquisition of software and related services.

As of December 31, 2025, in connection with a long-term credit facility, the Group had commitments to provide financing to GTAC in the principal amounts of U.S.$2.8 million (Ps.50,446) and Ps.46,954 in 2026 (see Note 10).

At December 31, 2025, the Group had the following aggregate minimum annual commitments (undiscounted) for the use of satellite transponders, which payments will be reimbursed by TelevisaUnivision as the final user of these satellite transponders:

	Thousands of
	U.S. Dollars
2026	U.S.$	5,213
2027		4,307
2028		2,120
2029		2,038
2030 and thereafter		339
	U.S.$	14,017

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

In October 2022, the Company, Televisa (an indirect subsidiary of TelevisaUnivision) and certain subsidiaries of the Company in the Group’s former Cable and Sky segments (the “Complainants”) obtained favorable amparo resolutions from a Federal specialized judge, ruling the determination by the IFT of substantial power in the market of restricted television and audio services in 35 municipalities of Mexico as a result of the acquisition of the residential optical fiber-to-the home and related assets from Axtel, S.A.B. de C.V., on 2018, to be unconstitutional. In the event the authority challenges this resolution, the Complainants would continue defending the judgment and will seek to extend the effects of its protection. On January 25, 2024, a Federal Court entered a final judgment ordering the IFT to revoke the resolution on substantial power. On March 6, 2024, in compliance with the ruling, the IFT left the substantial power resolution void and determined to close the file only for Televisa. The two remaining amparos are now under review by the competent court.

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

On July 16, 2025, the Mexican Law on Telecommunications and Broadcasting (Ley en Materia de Telecomunicaciones y Radiodifusión, or “LMTR”) was published in the Official Gazette of the Federation. The LMTR, which supersedes the LFTR as of October 20, 2025, transfers the functions of the IFT to the Mexican Telecommunications Regulatory Commission (Comisión Reguladora de Telecomunicaciones, or “CRT”). The CRT is a decentralized entity within the Mexican Digital Transformation and Telecommunications Agency (Agencia de Transformación Digital y Telecomunicaciones, or “ATDT”), a federal agency of the Mexican government.

Contingencies

On April 27, 2017, the tax authorities initiated a tax audit to the Company, with the purpose of verifying compliance with tax provisions for the fiscal period from January 1 to December 31, 2011, regarding federal taxes as direct subject of Income Tax (Impuesto sobre la Renta or “ISR”), Flat tax (Impuesto Empresarial a Tasa Única) and Value Added Tax (Impuesto al Valor Agregado). On April 25, 2018, the authorities informed the observations determined as a result of such audit, that could entail a default on the payment of the abovementioned taxes. On May 25, 2018, by a document submitted before the authority, the Company asserted arguments and offered evidence to challenge the authority’s observations. On June 27, 2019, the Company was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.682 million for ISR. On August 22, 2019, the Company filed an administrative proceeding (recurso de revocación) against such tax liability, before the Legal area of the tax authorities. On July 7, 2023, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On September 4, 2023, a claim (juicio de nulidad) against the resolution issued in the referred administrative proceeding was filed in the Third Regional Court of Mexico City of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa), which is still pending resolution. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests. As of December 31, 2025, this contingency amounted to Ps.942 million.

On August 12, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (Cablebox. S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on importation of merchandise, as well as compliance with non-customs regulations and restrictions applicable to 26 foreign trade operations carried out during fiscal year 2016. On April 30, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to non-compliance with the payment of the referred contributions. On April 30, 2020, the tax authority informed the facts and omissions detected during the development of the verification process, that could entail a default on several provisions of the Customs Act (Ley Aduanera). On June 2 and 29, 2020, by several documents submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to challenge the facts and omissions included in the tax authority’s last partial record. On July 16, 2020 such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.290 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Norma Oficial Mexicana, or Official Mexican Standards (NOM-019-SCFI-1998), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On August 27, 2020, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority. On January 7, 2025, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On February 19, 2025, a claim (juicio de nulidad) against the resolution issued in the referred administrative proceeding was filed in the Fourteenth Regional Court of Mexico City of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa), which is still pending resolution. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests. As of December 31, 2025, this contingency amounted to Ps.590 million.

On July 29, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (CM Equipos y Soporte, S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the importation of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 32 foreign trade operations carried out during fiscal year 2016. On July 10, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to a determination of non-compliance with the payment of the referred contributions. On August 21, 2020, through several documents submitted to the authorities, the Company’s subsidiary asserted arguments and offered evidence to challenge the facts and omissions included in the tax authority’s most recent partial record. On May 28, 2021, the subsidiary was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.256.3 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Normas Oficiales Mexicanas, or Official Mexican Standards (NOM-019-SCFI-1998, NOM-EM-015-SCFI-2015 and NOM-024-SCFI-2013), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On July 12, 2021, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests. As of December 31, 2025, this contingency amounted to Ps.518 million.

On March 29, 2022, the tax authority initiated a tax audit of a subsidiary of the Company (Cablemás Telecomunicaciones, S.A. de C.V.). The purpose of the tax audit was to verify compliance with tax provisions for the period from January 1 to December 31, 2016, regarding income tax as a direct subject. On March 23, 2023, the authority informed the relevant entity of the facts and omissions detected during the development of the verification process that could entail a default on the payment of the tax. On April 25, 2023, through several documents submitted to the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s report. On August 23, 2024, the referred subsidiary was notified of the outcome of the audit, determining a tax credit in the amount of Ps.214.3 million. On October 8, 2024, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in process of being resolved. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests. As of December 31, 2025, this contingency amounted to Ps.278 million.

The contingencies discussed in the previous paragraphs did not require the recognition of a provision as of December 31, 2025.

As the Company previously announced on August 30, 2024, a U.S. Department of Justice investigation of FIFA-related activity may have a material impact on the Company’s consolidated financial condition or results of operations. The Company cannot predict the outcome of the investigation or whether it will in fact have a material impact. The Company is cooperating with the investigation.

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

The operations of most of the Group’s former Other Businesses segment were discontinued on January 31, 2024, in connection with the Spin-off of the Company carried out on that date and the Company’s distribution of the related Spun-off Businesses to Ollamani. As a result, the Group’s consolidated statements of income for the years ended December 31, 2024 and 2023, present as income from discontinued operations, net, the results of operations of the Spun-off Businesses for the month ended January 31, 2024, and the year ended December 31, 2023 (see Notes 2 and 3).

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

Income from discontinued operations, net, for the month ended January 31, 2024 and the year ended December 31, 2023, is presented as follows:

	2024		2023
Net income from discontinued operations	Ps.	56,816	Ps.	628,116
Gain on disposition of discontinued operations, net		—		—
Income from discontinued operations, net	Ps.	56,816	Ps.	628,116

Gain on disposition of discontinued operations, net, for the month ended January 31, 2024 and the year ended December 31, 2023, is presented as follows:

	2024		2023
Gain on disposition of discontinued operations before income taxes	Ps.	70,644	Ps.	945,727
Income taxes		13,828		317,611
Gain on disposition of discontinued operations, net	Ps.	56,816	Ps.	628,116

Income from discontinued operations, net, for the month ended January 31, 2024 and the year ended December 31, 2023, is presented as follows:

	2024		2023
Revenues	Ps.	439,479	Ps.	6,183,398
Cost of revenues and operating expenses		375,677		5,397,390
Income before other income		63,802		786,008
Other (expense) income, net		(2,268)		20,460
Operating income		61,534		806,468
Finance income, net		9,110		139,259
Income before income taxes		70,644		945,727
Income taxes		(13,828)		(317,611)
Income from discontinued operations, net	Ps.	56,816	Ps.	628,116

Cash flows provided by (used in) discontinued operations for the month ended January 31, 2024 and the year ended December 31, 2023:

	2024		2023
Net cash (used in) provided by operating activities	Ps.	(170,212)	Ps.	791,780
Net cash provided by investing activities		14,955		647,555
Net cash used in financing activities		(304,418)		(215,965)
Net cash flows	Ps.	(459,675)	Ps.	1,223,370

29. Events after the Reporting Period

On January 30, 2026, the Company repaid all of the amounts payable under the remaining 4.625% Senior Notes due 2026 in the aggregate amount of U.S.$212.2 million (Ps.3,758,822), including the principal amount of U.S.$207.4 million (Ps.3,673,863).

On February 26, 2026, the Company’s Board of Directors approved suspending the payment of an annual dividend in 2026, in conjunction with the Company’s current analysis of several investment opportunities in the Mexican telecommunications sector. There is no assurance that any of these potential opportunities will be consummated.

On April 28, 2026, the Company’s stockholders approved, among other resolutions, (i) the audited consolidated financial statements of the Company as of December 31, 2025, and for the year ended on that date; and (ii) a capital increase of the Company in the amount of up to Ps.7,200,000, and the delegation of authority to the Board of Directors of the Company to determine certain terms for offering the corresponding shares for subscription and payment in accordance with the Mexican Securities Market Law, which may be in the form of convertible notes, rights offerings, private placements or any other forms of financings.